Form 20-F
period 2002-12-31
TELECOMMUNICATIONS CO OF CHILE
filed 2003-06-30
CIK 863614

===============================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  ------------

                                    FORM 20-F
       |_| REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF
                           THE SECURITIES ACT OF 1934

                                       OR

          |X| ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934
                   For the fiscal year ended December 31, 2002

                                       OR

          |_| TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF
                       THE SECURITIES EXCHANGE ACT OF 1934
       For the transition period from _____________ to __________________

                        Commission File Number: 001-10579

                  Compania de Telecomunicaciones de Chile S.A.
             (Exact name of Registrant as specified in its charter)

                       Telecommunications Company of Chile
                (Translations of Registrant's name into English)

                                Republic of Chile
                 (Jurisdiction of incorporation or organization)

                             Avenida Providencia 111
                                 Santiago, Chile
                    (Address of principal executive offices)


===============================================================================
   Title of each class:              Name of each exchange on which registered:
-------------------------------------------------------------------------------
American Depositary Shares                     New York Stock Exchange
-------------------------------------------------------------------------------
Series A Common Stock                          New York Stock Exchange*
===============================================================================

* Listed not for trading, but only in connection with the registration of American Depositary Shares, pursuant to the requirements of the Securities and Exchange Commission.

Securities registered or to be registered pursuant to
Section 12(g) of the Act:                                                  None

Securities for which there is a reporting obligation pursuant to
Section 15(d) of the Act:                                                  None

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report:

             Series A Common Stock                            873,995,447
             Series B Common Stock                             83,161,638

     Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of
      1934 (the "Exchange Act") during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days:

              Yes  X                 No  __
                   -

         Indicate by check mark which financial statement item the Registrant has elected to follow:

                 Item 17  __            Item 18  X
                                                 -

===============================================================================

                                TABLE OF CONTENTS

                                                                                             Page
                                                                                             ----
CERTAIN TERMS AND CONVENTIONS..................................................................ii
PRESENTATION OF FINANCIAL INFORMATION..........................................................ii
FORWARD LOOKING STATEMENTS AND ASSOCIATED RISKS...............................................iii
PART I..........................................................................................1
ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS..................................1
ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE................................................1
ITEM 3.  KEY INFORMATION........................................................................1
ITEM 4.  INFORMATION ON THE COMPANY.............................................................8
ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS..........................................36
ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES............................................61
ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS.....................................70
ITEM 8.  FINANCIAL INFORMATION.................................................................76
ITEM 9.  THE OFFER AND LISTING.................................................................80
ITEM 10. ADDITIONAL INFORMATION................................................................82
ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK............................99
ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES...............................106
PART II.......................................................................................107
ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES......................................107
ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS.........107
ITEM 15. CONTROLS AND PROCEDURES..............................................................107
ITEM 16. [RESERVED]...........................................................................107
PART III......................................................................................108
ITEM 17. FINANCIAL STATEMENTS.................................................................108
ITEM 18. FINANCIAL STATEMENTS.................................................................108
ITEM 19. EXHIBITS.............................................................................108


                          CERTAIN TERMS AND CONVENTIONS


     All references to "Chile" or the "Republic" herein are references to the Republic of Chile. All references to the "Government" herein are references to the Government of Chile. Unless otherwise specified herein, all references to "Telefonica CTC Chile" or the "Company" herein are references to Compania de Telecomunicaciones de Chile S.A., a publicly held stock corporation (sociedad anonima abierta) organized under the laws of Chile, and its subsidiaries. All references to "Telefonica" herein are references to Telefonica S.A., a publicly held stock corporation organized under the laws of the Kingdom of Spain. All references to "Telefonica Group" herein are references to Telefonica and its Latin American subsidiaries, including Telefonica CTC Chile.

     Unless otherwise specified, all references herein to "$," "US$," "U.S. dollars" and "dollars" are to United States dollars, references to "Chilean pesos," "pesos" or "Ch$" are to Chilean pesos, references to "UF" are to Unidades de Fomento, a daily indexed Chilean peso-denominated monetary unit that takes into account the effect of the Chilean inflation rate of the previous month, and references to "UTM" are to Unidad Tributaria Mensual, a monthly indexed Chilean peso-denominated monetary unit that takes into account the effect of the Chilean inflation rate of the month before the previous month. All references to "euros" are to the common currency of the European Union. Unless otherwise specified, all references herein to "U.S. GAAP" are to generally accepted accounting principles in the United States, and all references herein to "Ch GAAP" or "Chilean GAAP" are to generally accepted accounting principles in Chile and the related rules of the Superintendencia de Valores y Seguros of Chile, or "SVS."

                      PRESENTATION OF FINANCIAL INFORMATION

     This Annual Report contains the audited consolidated balance sheets of Compania de Telecomunicaciones de Chile S.A. and Subsidiaries as of December 31, 2001 and 2002 and the related consolidated statements of operations and cash flows for each of the three years in the period ended December 31, 2002 (collectively, the "Audited Consolidated Financial Statements" or "Financial Statements"), all of which were audited by Deloitte & Touche. The Audited Consolidated Financial Statements have been prepared in accordance with Chilean GAAP, which differs in certain significant respects from U.S. GAAP. See Note 34 to the Audited Consolidated Financial Statements of the Company, included elsewhere in this Annual Report, for a description of the principal differences between Chilean GAAP and U.S. GAAP as they relate to the Company and a reconciliation to U.S. GAAP of net income and shareholders' equity for the periods and as of the dates covered thereby. As required by Chilean GAAP, the Company publishes its financial statements in Chilean pesos that are adjusted to reflect changes in purchasing power due to inflation. Unless otherwise specified, financial data regarding the Company is presented herein in constant Chilean pesos of December 31, 2002 purchasing power. See Note 2(f) to the Audited Consolidated Financial Statements of the Company.

     Percentages and certain amounts contained herein have been rounded for ease of presentation. Any discrepancies in any table between totals and the sums of the amounts listed are due to rounding.

     Merely for the convenience of the reader, translations of certain amounts into dollars at a specified rate have been included herein. Unless otherwise specified, or unless the context otherwise requires, the U.S. dollar equivalent for information in Chilean pesos is based on the exchange rate (the "Observed Exchange Rate") reported by Banco Central de Chile (the "Central Bank") that is computed, for any date, by averaging the exchange rates of the previous business day's transactions in Chile's Mercado Cambiario Formal (the "Formal Exchange Market"). On January 2, 2003, the Central Bank reported that the Observed Exchange Rate with reference to December 31, 2002, the last day in 2002 for which an exchange rate was reported, was Ch$718.61 = US$ 1.00. Telefonica CTC Chile does not represent that the Chilean peso or U.S. dollar amounts in this Annual Report actually represent, could have been or could be converted into U.S. dollars or Chilean pesos, as the case may be, at the rates indicated, at any particular rate or at all. The Federal Reserve Bank of New York does not report a noon buying rate for Chilean pesos. See "Item 3: Key Information--Exchange Rates" for information regarding historical rates of exchange in Chile from January 1, 1998. Unless otherwise specified, references herein to the devaluation or the appreciation of the Chilean peso against the U.S. dollar are in nominal terms (without adjusting for inflation), based on the Observed Exchange Rates for the relevant period.

                 FORWARD LOOKING STATEMENTS AND ASSOCIATED RISKS

     This Annual Report contains certain "forward-looking statements" within the meaning of Section 21E of the Exchange Act. Some of these forward-looking statements include forward-looking phrases such as "anticipates," "believes," "could," "estimates," "expects," "foresees," "intends," "may," "should" or "will continue," or similar expressions or the negatives thereof or other variations on these expressions, or similar terminology, or discussions of strategy, plans or intentions. These statements also include descriptions in connection with, among other things:

     o the Company's business development plans and strategies, including its asset growth, cost-saving and financing plans;

     o    the effects of the Company's reorganization of its business units;

     o new offerings of services and acquisitions of licenses, and anticipated demand related to such new services and licenses;

     o    the future impact of competition;

     o    economic and political developments in Chile;

     o the effects of inflation and currency volatility on the Company's financial condition and results of operations;

     o the outcome of litigation and regulatory proceedings in which the Company is involved, including its litigation with the State of Chile;

     o    the Company's unionized employees;

     o trends affecting the Company's financial condition or results of operations; and

     o regulations affecting the Company's business, including tariff rulings, decrees and charges.

     Such statements reflect our current views regarding future events and are subject to certain risks, uncertainties and assumptions. Many factors could cause actual results, performance or achievements to be materially different from any future results, performance or achievements that forward-looking statements may express or imply, for example:

     o the Company's ability to implement its cost and expenses control plans and its investment program, including its ability to arrange financing where required;

     o the nature and extent of future competition and technological development;

     o    changes in regulations and laws;

     o    political, economic and demographic developments in Chile; and

     o other risks and uncertainties, some of which are described in more detail in "Item 3: Key Information--Risk Factors," "Item 4:
          Information on the Company" and "Item 5: Operating and Financial Review and Prospects."

     If one or more of these risks or uncertainties affects future events and circumstances, or if underlying assumptions did not materialize, actual results may vary materially from those described in this Annual Report as anticipated, believed, estimated or expected. We have no plans to update any industry information or forward-looking statements set out in this Annual Report and have no obligation to update any such statements.

                                     PART I


ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS


     Not applicable.


ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE


     Not applicable.


ITEM 3. KEY INFORMATION


A. Selected Financial Data


     The selected financial data presented below was prepared in accordance with Chilean GAAP, which differs in certain significant respects from U.S. GAAP. Note 34 to the Audited Consolidated Financial Statements provides a summary of significant differences between Chilean GAAP and U.S. GAAP as they relate to us, including the impact of such differences on our net income and shareholders' equity. The selected financial data should be read in conjunction with the Audited Consolidated Financial Statements and notes thereto, "Item 5: Operating and Financial Review and Prospects" and other financial information included herein. Prior to this Annual Report, the Company has historically prepared the audited consolidated financial statements to its annual reports in accordance with U.S. GAAP. As a result, the Audited Consolidated Financial Statements, the selected financial data presented below and other financial data contained herein, which unless otherwise indicated have been prepared in accordance with Chilean GAAP, may not be directly comparable to data presented in prior annual reports.


                                                            As of or for the year ended December 31,
                                           ---------------------------------------------------------------------------
                                              1998         1999         2000        2001         2002        2002
                                           ------------ ------------ ----------- ------------ ----------- ------------
                                                                                                              (In
                                                                                                           millions
                                             (In millions of constant Chilean pesos as of December 31,      of U.S.
                                                               2002, except ratios)                        dollars)
Statement of Operations Data:
Chilean GAAP
 Operating Revenues ......................     863,170     945,398     899,054     920,035     863,149      1,201.1
 Depreciation and Amortization ...........    (194,289)   (231,390)   (249,347)   (255,504)   (261,035)      (363.2)
 Administrative and Selling Costs ........    (148,106)   (147,113)   (133,121)   (131,364)   (130,415)      (181.5)
 Other Operating Costs and
    Expenses .............................    (252,169)   (440,601)   (447,681)   (391,690)   (341,201)      (474.8)
 Operating Income ........................     268,606     126,294      68,905     141,477     130,498        181.6
 Interest Income .........................      11,766      15,232      12,414      18,743      16,691         23.2
 Interest Expense, Net of
    Capitalized Interest .................     (77,467)    (97,723)   (112,803)    (96,255)    (81,472)      (113.4)
 Monetary Correction (1) .................     (32,833)    (62,337)    (32,590)      2,131      (8,953)       (12.5)
 Income (loss) before Income Tax .........     153,797     (37,290)   (123,787)     20,936       9,799         13.6
 Income Tax ..............................      (5,062)    (13,351)      5,764     (11,769)    (26,717)       (37.2)
 Net Income (loss) .......................     148,413     (56,107)   (121,086)      4,235     (17,680)       (24.6)
 Dividends Paid (2) ......................      64,696      16,009           0           0       1,356          1.9
 Basic Earnings (loss) per Share (3) .....      0.1610     (0.0586)    (0.1265)     0.0044     (0.0185)        (0.0)
 Earnings per ADS (4) ....................      0.6440     (0.2345)    (0.5060)     0.0177     (0.0739)        (0.0)
 Dividends per Share (5) .................      0.0702      0.0167        0.00        0.00      0.0014          0.0
 Dividends per ADS (4) ...................      0.2807      0.0669        0.00        0.00      0.0057          0.0
 Weighted Average Number of
    Shares Outstanding (thousands) .......     921,829     957,157     957,157     957,157     957,157



                                                            As of or for the year ended December 31,
                                           ---------------------------------------------------------------------------
                                              1998         1999         2000        2001         2002        2002
                                           ------------ ------------ ----------- ------------ ----------- ------------
                                                                                                              (In
                                                                                                           millions
                                             (In millions of constant Chilean pesos as of December 31,      of U.S.
                                                               2002, except ratios)                        dollars)
Statement of Operations Data: (con't)
U.S. GAAP (6)
 Net Income (loss) ...................      127,785     (66,896)    (136,504)     (36,726)      28,988        40.3
 Number of Shares ....................      921,829     957,157      957,157      957,157      957,157
 Earnings (losses) per Share .........       0.1386     (0.0699)     (0.1426)     (0.0384)      0.0303         0.0
 Diluted Earnings (losses) per
Share ................................       0.1386     (0.0699)     (0.1426)     (0.0384)      0.0303         0.0
Balance Sheet Data:
Chilean GAAP
 Current Assets ......................      434,498     423,754      630,670      657,216      446,384       621.2
 Property, Plant and Equipment, Net ..    1,820,809   1,770,172    2,212,891    2,124,009    1,939,044     2,698.3
 Total Assets ........................    3,052,979   3,116,676    3,170,309    3,090,301    2,688,373     3,741.1
 Total Long-Term Bank Borrowings
    and Debt (including Current
    Maturities) ......................    1,353,414   1,539,996    1,456,543    1,268,546    1,096,756     1,526.2
 Total Shareholders' Equity ..........    1,487,983   1,422,076    1,300,815    1,305,296    1,286,690     1,790.5

U.S. GAAP (6)
 Shareholders' Equity ................    1,376,803   1,299,593    1,161,331    1,127,453    1,154,634     1,606.8

Other Data:
 Capital Expenditures (7) ............      322,317     244,855      209,205      127,427       99,306       138.2


---------------------------

(1) Monetary correction is the aggregate of purchasing power gain, loss on indexation and gain (loss) on foreign currency transactions. See "Item 5:
      Operating and Financial Review and Prospects--Impact of Inflation."
(2) Dividends paid represent the amount of dividends paid in the periods indicated.
(3) Basic earnings (loss) per share have been computed using the weighted average number of shares outstanding during each period presented.
(4) Calculated on the basis that each ADS represents four shares of Series A Common Stock.
(5) Represents an amount equal to the interim dividends declared for each year and the final dividend for the preceding year declared in April of each year. See "Item 8: Financial Information--Dividend Policy and Dividends."
(6) In 2002, net income and shareholders' equity as calculated under U.S. GAAP for both 2001 and 2000 have been restated. Taken together, the effects of these adjustments resulted in a change in the reported net loss of the Company as reconciled to U.S. GAAP from a loss of Ch$16,490 million to a loss of Ch$36,726 million in 2001, and from a reported net loss of Ch$130,210 million to a loss of Ch$136,504 million in 2000. Accordingly, shareholder's equity as reconciled to U.S. GAAP has been adjusted from Ch$1,145,488 million to Ch$1,127,453 million in 2001 and from Ch$1,166,036 million to Ch$1,161,331 million in 2000. See Note 34 to the Audited Consolidated Financial Statements.
(7) Represents the amount disbursed in each year, irrespective of the year in which the investment was made.

Exchange Rates


     Chile's Ley Organica Constitucional del Banco Central de Chile No. 18,840 (the "Central Bank Act"), enacted in 1989, liberalized the rules that govern the purchase and sale of foreign exchange in Chile. Prior to 1989, Chilean law authorized the purchase and sale of foreign exchange only in those cases explicitly authorized by the Central Bank.


     The Central Bank Act empowers the Central Bank to determine that certain purchases and sales of foreign exchange must be carried out in the Formal Exchange Market, a market formed by banks and other institutions authorized by the Central Bank for that purpose. The Central Bank has ruled that certain foreign exchange transactions (including those attendant to foreign investments) may be effected only in the Formal Exchange Market. Banks and other institutions may purchase and sell foreign exchange in the Formal Exchange Market at such rates as they freely determine from time to time. The Central Bank reports an Observed Exchange Rate that is computed, for any date, by averaging the exchange rates of the previous business day's transactions in the Formal Exchange Market.

      Since 1989, the Central Bank has also set a reference exchange rate known as the dolar acuerdo (the "Reference Exchange Rate") that is reset monthly, taking internal and external inflation into account, and is adjusted daily to reflect variations in the parities between the peso and each of the U.S. dollar, the euro and the Japanese yen. The Central Bank Act authorized the Central Bank to carry out its transactions at rates within a specified band set around the Reference Exchange Rate. While the band was in place, the Central Bank generally carried out its transactions at the spot rate. When banks needed to buy or sell U.S. dollars from or to the Central Bank, the Central Bank made such sales at rates as high as the upper limit of the band, and such purchases at rates as low as the lower limit of the band. Banks generally carried out authorized transactions on the Formal Exchange Market at the spot rate, which usually fluctuated within the range of the band.


     As of September 2, 1999, in order to allow for increased exchange rate flexibility, the Central Bank suspended its formal commitment to maintain the exchange rate within a specified band. The Central Bank may, however, still intervene in certain exceptional cases of exchange rate fluctuations to keep the average exchange rate within certain limits, and must inform the market of the reason for its intervention in each such event. Nonetheless, the Central Bank will continue to publish the Reference Exchange Rate as a reference for the market. Purchases and sales of foreign exchange that may be effected outside the Formal Exchange Market can be carried out in the Mercado Cambiario Informal (the "Informal Exchange Market"), a recognized currency market in Chile. Over the past 5 years, there has been no substantial difference between exchange rates as reported on the Informal Exchange Market and the Formal Exchange Market.


     The following table sets forth the high, low, average and year-end Observed Exchange Rates for U.S. dollars for each year beginning with 1998 and for each of the past six months, as reported by the Central Bank. On May 30, 2003, the Observed Exchange Rate was Ch$714.10 = US$ 1.00.


                                                                 Observed Exchange Rates (1)
                                                                        (Ch$ per US$)
                                                 -------------------------------------------------------------
                                                                                   Average
                                                    Low (2)         High (2)         (3)         Period-End
                                                 -------------     ---------     ------------  ---------------
Year ended December 31, 1998................         439.18         475.41         460.32          472.41
Year ended December 31, 1999................         468.69         550.93         508.78          530.07
Year ended December 31, 2000................         501.04         580.37         539.90          573.65
Year ended December 31, 2001................         557.13         716.62         634.87          654.79
Year ended December 31, 2002................         641.75         756.56         688.24          718.61
Month ended December 31, 2002...............         692.94         712.38         701.95          718.61
Month ended January 31, 2003................         709.22         738.87         722.48          736.15
Month ended February 28, 2003...............         733.10         755.26         745.21          750.28
Month ended March 31, 2003..................         725.79         758.21         743.28          731.56
Month ended April 30, 2003..................         705.32         731.56         718.25          704.42
Month ended May 30, 2003....................         694.92         713.73         703.58          714.10
Period ended June 6, 2003...................         710.25         716.06         713.47          712.25


---------------------------
Source:  Central Bank

(1) Reflects nominal pesos at historical values, rather than constant pesos of December 31, 2002 purchasing power.
(2)  Exchange rates are the actual high and low for each period.
(3)  Corresponds to daily average rates during the period.

     Telefonica CTC Chile does not represent that the Chilean peso or U.S. dollar amounts referred to herein actually represent the amounts that were, could have been or could be converted into U.S. dollars or Chilean pesos, as the case may be, at the rates indicated, at any particular rate or at all.

     The Central Bank regulates the international issuance by Chilean companies of non-peso denominated debt, including, among other things, the repatriation and exchange for pesos of the foreign currency proceeds from such offerings. See "Item 10: Additional Information--Exchange Controls and Other Limitations Affecting Security Holders."

B.  Capitalization and Indebtedness


     Not applicable.


C. Reasons for the Offer and Use of Proceeds

     Not applicable.

D. Risk Factors

     The following discussion should be read together with the balance of this Form 20-F, including the Audited Consolidated Financial Statements.

  Tariff regulation may adversely affect revenues in certain of Telefonica CTC Chile's businesses.

     The Chilean government has historically regulated local telephony services in Chile. The Comision Resolutiva Antimonopolios (the "Antitrust Commission"), a Chilean government agency responsible for making certain determinations relating to competitive conditions in the telecommunications industry, has determined that Telefonica CTC Chile is a dominant operator of local telephony in many areas of Chile. As a result, the Company is subject to tariff decrees that regulate certain rates and fees the Company can charge for such local telephony services in most of the country. The latest tariff decree, Tariff Decree No. 187, which was issued in 1999 for a five-year period, sets the maximum fixed monthly fee, variable charge and connection fee rates that the Company can charge for local telephony services to customers, and sets maximum rates for public telephones. In addition, Tariff Decree No. 187 also sets maximum access fees the Company may charge other telecommunications operators for interconnection to its fixed network. As of the end of the first quarter of 2003, regulated services represented approximately 50% of the Company's total consolidated revenues.

     Based on the Company's estimates, the introduction of Tariff Decree No. 187 caused a reduction of approximately 25% in regulated revenue per line in the first year, and has since continued to negatively affect the Company's results. Since 1999, the Company has sought administrative relief to correct what it believes are certain errors and illegalities in Tariff Decree No. 187. Upon denial of such relief, and having exhausted the administrative recourses available to it, in March 2002, Telefonica CTC Chile filed a civil lawsuit for damages against the State of Chile, which is currently pending. The process for setting the next tariff decree for local telephony services is currently in progress and a new decree, which will regulate rates for the next five year period from 2004 to 2009, is expected be issued in May 2004. On May 22, 2003, the Antitrust Commission issued Resolution 686, which denied the Company's request for tariff deregulation, and defined the services to be regulated in the new tariff setting process. The Company can give no assurance that the new tariff decree in its final form will not have a material adverse effect on its results of operations or financial position. See "Item 4: Information on the Company--Business Overview--Licenses and Tariffs--The Tariff System."

     In February 1999, the government introduced the Calling Party Pays ("CPP") system for calls to mobile telephones and published tariff decrees for each of the mobile operators, setting the interconnection rate that these operators may charge for access to their mobile networks for a five year period, until 2004. Revenues from CPP for the first quarter of 2003 represented approximately 11% of Telefonica CTC Chile's total consolidated revenue. The process for setting the tariffs regulating mobile telephone interconnection service is currently in progress, and new decrees for the Company's mobile subsidiary, Telefonica Movil de Chile S.A. ("Telefonica Movil"), and other mobile operators are expected to be issued in January 2004. The Company can give no assurance that the new tariff decree regulating mobile telephone interconnection service will not have a material adverse effect on its results of operations or financial position. See "Item 4: Information on the Company--Business Overview--Licenses and Tariffs--The Tariff System."

  Telefonica CTC Chile faces intense competition.

     Telefonica CTC Chile faces intense competition in every aspect of its business. Telefonica CTC Chile, which is the largest local telephony operator, competes in local telephony service with both mobile telephony, and other fixed and cable telephony operators, which are not subject to the same tariff regulations as the Company and therefore may have more flexibility in the services and prices they can offer. For example, certain other fixed and cable telephony operators who are not subject to tariff regulation can offer local telephony service with flat rates, free minutes included in the monthly charge and higher fixed monthly charges than those established in the tariff decree regulating the Company and different time structures than those set out in that decree.

     In mobile services, Telefonica Movil faces competition from three international mobile service operators, BellSouth Corporation, Telecom Italia and Endesa S.A. ("Endesa Espana"), which has resulted in downward price pressure on rates for mobile service. The Company is focused on improving the profitability of its mobile communications business and expects the development of more rational competition in the mobile communications industry in Chile. However, the Company can give no assurance that there will not continue to be downward pressure on mobile communications service prices or that the market for mobile communications services will not decrease in the future.

     In order to offset market decreases in fixed line long distance traffic over the past year, which has partly resulted from the increased utilization of mobile phones for domestic long distance service, the Company has offered customers alternative rate structures, such as monthly fees with a discounted price per minute, to encourage the use of fixed line long distance service and to expand the long distance market. Some of these plans have resulted in decreased prices for long distance service, and may result in further price decreases in the future.

     Telefonica CTC Chile also faces competition in data transmission services and other services provided to corporate customers, as well as in broadband services. As with any company participating in a highly competitive business environment, Telefonica CTC Chile cannot predict the effects of increased competition on its business, results of operations, financial condition or prospects, or on the rates and volume of business it will generate in these, and other areas of service.

  Changes in technology could affect Telefonica CTC Chile in ways it cannot predict.

     The telecommunications industry as a whole has traditionally been, and is likely to continue to be, subject to rapid and significant changes in technology and the related introduction of new products and services. Although the Company believes that for the foreseeable future existing and developing technologies, such as voice-over-IP and powerline communications, will not materially adversely affect the viability or competitiveness of its telecommunications business, there can be no assurance as to the effect of such technological changes on the Company or that the Company will not be required to expend substantial financial resources on the development or implementation of new competitive technologies. New services and technological advances may offer additional opportunities to compete against the Company on the basis of cost, quality or functionality. It may not be practicable or cost-effective for the Company to replace or upgrade its installed technologies in response to competitors' actions. Responding to such change may require the Company to devote substantial financial resources to the development, procurement or implementation of new technologies, and may be dependent upon its ability to obtain additional financing.

     If the Company chooses to purchase, or invest in the development of new telecommunications technology, there can be no assurance that such new products or services will not serve as a substitute to existing products and services offered by the Company. In the past, the Company has experienced such substitution with the introduction of mobile communications service, which has contributed to declines in fixed line and domestic long distance traffic. As a result, if the Company chooses to introduce any such new telephony products or services, it can give no assurance that the benefits of such new products and services will not be materially offset by declines in existing products and services offered by the Company.

  Labor relations may negatively impact Telefonica CTC Chile.

     As of March 31, 2003, approximately 71% of the Company's employees were union members. The last collective bargaining process between the Company and non-executive employees of Telefonica CTC Chile and its subsidiaries - represented by 24 unions - took place in June 2002. As a result of this process, new labor contracts were signed with 1,661 employees (including non-unionized personnel), for periods of two or three years, depending on union affiliation. The remaining 3,445 employees, represented by 12 unions, implemented a legal strike that lasted 28 days. Under Chilean labor law, strikes are considered to be legal only if they take place within the framework of a collective bargaining process. The strike temporarily caused certain disruptions in the Company's service to customers. Following the strike, the unions involved in the strike elected to invoke the provisions of Article 369 of the Chilean Labor Code, allowing them to freeze the conditions of the previous labor contract for a period of 18 months, without readjustment. The extension of the previous contracts will expire in December 2003, at which time such contracts must be renegotiated. At that time, the unions may also elect to invoke the provisions of Article 369 of the Chilean Labor Code again, thus freezing their contract conditions for another 18 months. The Company can provide no assurance that it will be able to successfully negotiate such new contracts on terms favorable to it, or that the unions involved in the negotiations will not choose to implement a labor strike or invoke Article 369 at such time.

  A downturn in the Chilean economy may adversely affect Telefonica CTC Chile.

     Nearly all of Telefonica CTC Chile's customers are Chilean companies or individuals, and substantially all of Telefonica CTC Chile's operations are located in Chile. For these reasons, the results of the Company's operations and its financial condition are sensitive to, and dependent upon, the level of economic activity in Chile. Historically, growth in the Chilean telecommunication industry has been tied to the state of Chile's economy, particularly levels of consumer spending and the growth in consumer demand, which have been negatively affected by a weak job market in recent years. In 1999, unemployment increased to 9.7%, from 6.2% in 1998, and has since recovered slightly to 9.0% in 2002.

     Furthermore, a substantial portion of Chilean exports, which account for approximately 30% of annual production, are dependent on demand in the United States, the European Union and Japan, which are Chile's main trading partners. As a result, the global economic slowdown in 2002 contributed to the suppression of a recovery in the Chilean economy, which was reflected in a GDP growth rate of 2.1% in 2002, compared to 2.8% in 2001 and 4.4% in 2000. The Company can give no assurance that Chile's economy will continue to grow in the future, nor can it give assurances that future developments in or affecting the Chilean economy will not impair its ability to proceed with its business plan or materially adversely affect its business, financial condition or results of operation.

  Developments in other emerging markets or in the global telecommunications market may adversely affect Telefonica CTC Chile.

     Developments in the global telecommunications market and in other emerging markets, particularly in Latin America, may adversely affect the market for Telefonica CTC Chile's securities and the availability of foreign capital in Chile. The Company cannot predict whether events in other markets will adversely affect the price of, or market for, its securities.

     The Series A Common Stock of Telefonica CTC Chile is one of the most liquid stocks in Chile, as well as one of the most representative of the Chilean market, with a 13% weight in the local IPSA stock index. Therefore, the Company's stock price is affected more rapidly and to a higher degree than most other Chilean stocks by upturns or downturns in the domestic and international markets. The year 2002 was generally a negative year for the price of securities worldwide, resulting in significant declines on most major stock exchanges. This was particularly true in Latin America, where the biggest losses for the year in real terms were recorded in Argentina and Brazil. Furthermore, confidence in the global telecommunications industry was negatively affected by certain financial scandals in the United States, particularly those involving Enron and Worldcom. The Company can give no assurance that negative developments in Latin America or other emerging markets, or any new financial scandals in the United States or elsewhere will not occur or that such negative developments would not adversely affect the securities markets in which the Company's securities trade or its access to sources of financing.

  An increase in inflation may adversely affect Telefonica CTC Chile.

     Chile has experienced high levels of inflation in the past, although Chile's inflation has moderated in recent years. High levels of inflation in Chile could adversely affect the Chilean economy and Telefonica CTC Chile's financial condition and results of operations. The rate of inflation as measured by changes in the Chilean consumer price index in 1997, 1998, 1999, 2000, 2001 and 2002 was 6.0%, 4.7%, 2.3%, 4.5%, 2.6% and 2.8%, respectively.

     Generally, high levels of inflation will adversely affect the Company's financial condition to the extent that, during any given period:

     o the Company's average domestic inflation-indexed liabilities exceed its average domestic inflation-indexed assets,

     o the Company has net liabilities denominated in a foreign currency against which the Chilean peso is devalued or

     o the Company's average monetary assets exceed its average monetary liabilities.

     Any significant increase in the level of inflation in the future may adversely affect the performance of the Chilean economy and the operating results of the Company.

  Currency devaluations and foreign exchange fluctuations may adversely affect Telefonica CTC Chile.

     Changes in the value of the Chilean peso against the U.S. dollar could adversely affect the Company's financial condition and results of operations. The Chilean peso has been subject to large nominal devaluation events in the past, including an approximate 14.1% nominal decrease against the U.S. dollar during 2001 and a 9.7% nominal devaluation during 2002. The main drivers of the volatility in the exchange rate in recent years have been the substantial devaluations in other Latin American markets, mainly Argentina and Brazil, as well as general uncertainty in global markets. The value of the Chilean peso against the U.S. dollar may continue to fluctuate significantly in the future. See "Item 3: Key Information--Exchange Rates."

     Historically, a significant portion of the Company's indebtedness has been denominated in U.S. dollars, while a substantial part of its revenues and operating expenses has been denominated in pesos. If the peso's value declines against the dollar, Telefonica CTC Chile will need more pesos to repay the same amount of dollar-denominated debt. As a result, fluctuations in the Chilean peso to U.S. dollar exchange rate may affect the Company's financial condition and results of operations. As of December 31, 2002, 72% of the Company's interest-bearing debt was denominated in U.S. dollars and was fully hedged against exchange rate variations between the peso and the U.S. dollar. Of the remaining 28% of the Company's interest-bearing debt, 17% is UF or peso denominated and therefore not subject to exchange rate risk, while the remaining 11% is denominated in euros, and is also fully hedged against exchange rate fluctuations through hedging instruments.

     The Company's hedging policy against foreign exchange fluctuations is disclosed in "Item 11: Quantitative and Qualitative Disclosures About Market Risk--Risk of Variations in Foreign Currency Exchange Rates."

  Telefonica is the controlling shareholder of Telefonica CTC Chile, and thus may determine the outcome of actions requiring shareholder approval.

     Telefonica Internacional Chile S.A. ("Telefonica Internacional Chile") owns 43.64% of all shares of Telefonica CTC Chile. Telefonica Internacional Chile is a 99.9% owned subsidiary of Telefonica Chile Holding B.V., which in turn is indirectly wholly owned by Telefonica. Consequently, except for certain transactions that specifically require shareholder approval of either 2/3 or 75% of voting shares, Telefonica may have the ability to determine the outcome of any actions requiring shareholder approval. See "Item 10: Additional Information--Memorandum and Articles of Association--Shareholders' Meetings and Voting Rights." In addition, Telefonica's 43.64% equity stake in Telefonica CTC Chile allows Telefonica to control the Company's Board of Directors. Telefonica Internacional Chile controls 43.02% of the Company's Series A Common Stock, which elects six of the Company's Board members, and controls 50.19% of the Series B Common Stock, which elects one Board member. At the annual general shareholders' meeting ("General Annual Shareholders' Meeting") held on April 26, 2001, Telefonica elected five out of seven members of the Board of Directors. In accordance with the Company's By-laws, which call for elections of directors every three years, as of the date hereof there has not been another election held for the Board of Directors since April 26, 2001.

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

     Telefonica CTC Chile is a corporation organized under the Chilean Corporations Law. Telefonica CTC Chile was incorporated on November 18, 1930 and has a duration through August 10, 2068. The address and telephone numbers of the Company's registered office and the Company's agent in the United States follow:

Compania de Telecomunicaciones de Chile S.A.         CT Corporation System
Avenida Providencia 111                              111 Eighth Avenue
Santiago, Chile                                      New York, New York  10011
Telephone: (562) 691-2020

     Telephone service in Chile commenced in 1880 with the formation of Compania de Telefonos Edison in Valparaiso. In 1927, the International Telephone and Telegraph Corporation ("ITT") acquired the Chile Telephone Company, which had 26,205 telephones in operation at the time. In 1930, Telefonica CTC Chile was formed as a stock company named Compania de Telefonos de Chile S.A. In 1971, the Chilean Government intervened to take management control of the Company, and in 1974, the Chilean Government's Corporacion de Fomento de la Produccion ("Corfo") acquired 80% of the total shares issued by Telefonica CTC Chile, then held by ITT.

     In August of 1987, Corfo announced that it would reduce its shareholdings and privatize Telefonica CTC Chile by selling approximately 30% of Corfo's shares in the Company through an international open-bidding process. The bid specifications required the winning bidder to purchase 30% of Corfo's Telefonica CTC Chile shares and subscribe for an additional number of shares in a subsequent capital increase in proportion to its stake in the Company after giving effect to its purchase of Corfo's shares. Bond Corporation Chile S.A. ("Bond Chile") offered the highest weighted price for both the Corfo shares and the shares to be issued in the subsequent capital increase. In January of 1988, the bidding process was concluded, and 151 million shares of Series A Common Stock of the Company were transferred to Bond Chile for a total price of US$
114.8 million (historic value). In April of 1988, the shareholders of Telefonica CTC Chile approved the capital increase, and Bond Chile acquired its proportional interest therein for an additional US$ 155.0 million (historic value). After giving effect to the April 1988 offering and other additional purchases of Series A Common Stock and Series B Common Stock of the Company, Bond Chile owned approximately 50% of the then issued and outstanding capital stock of Telefonica CTC Chile.

     In April of 1990, TISA, a subsidiary of Telefonica, indirectly acquired the stock of Bond Chile--and thus all of Bond Chile's interest in Telefonica CTC Chile--for approximately US$ 392.0 million (historic value). Bond Chile then changed its name to Telefonica Internacional Chile S.A.

     Telefonica CTC Chile's July 1990 international offering of American Depositary Shares ("ADSs"), each representing 17 shares of Series A Common Stock, reduced Telefonica Internacional Chile's ownership to 44.45% of Telefonica CTC Chile's issued and outstanding capital stock. Subsequently, payments made by third parties for subscribed but unpaid shares further reduced Telefonica Internacional Chile's ownership to 43.61%. On December 31, 2002, Telefonica Internacional Chile's ownership stake in Telefonica CTC Chile was 43.64%.

     In accordance with the limits set forth under Chilean Decree-Law 3,500, the Company has amended its Estatutos ("Bylaws") to prohibit any shareholder from owning more than 45% of Telefonica CTC Chile's capital stock in order to enable Chilean pension fund managers ("AFPs") to invest in Telefonica CTC Chile.

     In a meeting held on August 29, 1996, Telefonica CTC Chile's Board of Directors agreed to change the ratio of Series A Common Stock per ADS from 17:1 to 4:1, effective January 2, 1997.

     In 1999, the Company launched its new brand name, "Telefonica CTC Chile." The Company's website address is www.telefonicactcchile.cl.

Mergers, Acquisitions and New Subsidiaries

     A portion of Telefonica CTC Chile's growth in recent years has been attributable to mergers with and acquisitions of existing businesses and related assets as set forth below. As discussed below in "Item 5: Operating and Financial Review and Prospects," these transactions impact the Company's financial condition and results of operations in various ways, including through the incurrence of debt to finance the acquisitions and the increased level of amortization of goodwill resulting from certain of these transactions.

     o In 1998, Telefonica CTC Chile acquired 99.9% of the equity securities of VTR Larga Distancia S.A. ("VTR Larga Distancia"), which offered data transmission and domestic and international long distance telephone services throughout Chile, for the Chilean peso equivalent of US$ 49.9 million (historic value). The long distance business of VTR Larga Distancia was transferred to one of the Company's long distance subsidiaries, Globus 120 S.A. ("Globus"), and the data transmission business of VTR Larga Distancia was later absorbed by Telefonica Empresas CTC Chile S.A. ("Telefonica Empresas").

     o In 1998, Telefonica CTC Chile completed its acquisition of the remaining 25% interest in Invercom, the subsidiary through which Telefonica CTC Chile held its 40% interest in Metropolis-Intercom, for Ch$ 23,369 million, equivalent to US$ 49.3 million (historic value).

     o On January 11, 1999, Telefonica CTC Chile acquired 60% of the equity of Sonda S.A. ("Sonda"), an information systems provider in Chile and Latin America, for the Chilean peso equivalent of US$ 126.0 million (historic value). Concurrent with this acquisition, Sonda purchased Telefonica CTC Chile's information systems assets for the Chilean peso equivalent of US$ 100 million (historic value).

     o On June 11, 1999, Telefonica CTC Chile acquired 60% of Tecnonautica S.A. ("Tecnonautica"), a company that focuses on the development of business over the Internet. The value of the transaction was Ch$740 million, equivalent to US$ 1.6 million (historic value) plus a capital increase of US$ 1 million.

     o On June 30, 2000, Telefonica CTC Chile acquired the remaining 40% of Tecnonautica for Ch$221 million, equivalent to US$ 500,000 (historic value), thus reaching 100% ownership.

     o On July 19, 2000, Telefonica CTC Chile acquired an additional 20% equity stake in CTC Marketing e Informacion S.A ("CTC-Nexcom") from Copesa for Ch$651 million, equivalent to US$ 1.2 million (historic value), thus acquiring an 80% stake in that subsidiary.

     o On September 27, 2000, Telefonica CTC Chile paid Ch$87 million (historic value) for 140,000 common shares of Tarjetas Inteligentes S.A., representing a 20% equity stake. This company provides smart card-related services, including telecommunications, certifying non-financial applications for smart cards, and conducting marketing and promotion, training, support and international brand name-related activities.

     o On December 6, 2000, Telefonica CTC Chile acquired the remaining 49% of Desarrollo de Servicios de Informacion S.A. ("Infoera") for Ch$17 million, equivalent to US$ 30,000 (historic value), thus attaining 100% ownership of Infoera.

     o On March 28, 2001, Telefonica CTC Chile acquired a 40% interest in Sonda Comunicaciones S.A., a subsidiary of Sonda aimed at providing telecommunications support services to third parties, for UF72,120, equivalent to US$ 1.9 million (historic value), thus attaining 100% ownership of Sonda Comunicaciones S.A.

     o On April 25, 2001, the Company's Board of Directors agreed to establish a new subsidiary, named Compania de Telecomunicaciones de Chile Inalambrica S.A., to participate in the bidding process for a license to operate the 3400-3700 MHz wireless frequencies.

     o On June 29, 2001, Telefonica CTC Chile and its subsidiaries CTC Transmisiones Regionales S.A. and Telefonica Empresas acquired a 29% equity stake in Atento Chile S.A. ("Atento Chile") for Ch$3,050 million, equivalent to US$ 4.5 million (historic value), by contributing fixed assets, cash and shares of CTC-Nexcom.

     o On August 1, 2001, Telefonica CTC Chile and its subsidiary Compania de Telecomunicaciones de Chile--Equipos y Servicios S.A. ("CTC Equipos") established a new subsidiary, Telefonica Gestion de Servicios Compartidos Chile S.A. ("t-gestiona"), with relative ownership interests of 99.9% and 0.1%, respectively. This subsidiary was formed to provide logistics, personnel, accounting, fund administration and general services to other business areas of the Company.

     o On October 19, 2001, Telefonica Empresas S.A. acquired from Sonda its 40% stake in Administradora de Telepeajes de Chile S.A. for UF6,000, equivalent to US$ 0.1 million (historic value).

     o On November 29, 2001, Telefonica CTC Chile and its subsidiary CTC Equipos formed another subsidiary, Telefonica Asistencia y Seguridad S.A. ("Telemergencia"), with relative equity stakes of 99.7% and 0.3%, respectively. This subsidiary is responsible for commercialization and installation of alarm monitoring systems for homes and corporation.

Divestitures

     In response to new challenges posed by regulation and competition, starting in 2000, Telefonica CTC Chile has sold its participation in certain of its non-core businesses in order to facilitate its focus on its main business areas.

     o On July 3, 2000, the Company sold to its former partner in the cable TV business, Cordillera Comunicaciones Ltda. ("Cordillera"), the following: (i) its 40% stake in cable TV operator Metropolis Intercom;
          (ii) 100% of its wholly owned subsidiary Compania de Telecomunicaciones de Chile--Plataforma Tecnica Red Multimedia S.A., which provides installation and maintenance services for the cable TV network; and (iii) 100% of the cable TV network. The sales price for the entire transaction amounted to the Chilean peso equivalent of US$ 270 million (historic value), of which the equivalent of US$ 250 million (historic value) was paid on October 2, 2000 and the remaining equivalent of US$ 20 million is to be paid at the end of the fifth year from the transaction date, at an annual interest rate of 6%. The transaction put an end to the arbitration process related to the development of Internet services for residential customers that was being carried out between the Company and Cordillera. This arbitration process had prevented the Company from offering Internet access services to its customers by any means other than regular switched access.

     o On August 3, 2000, Telefonica CTC Chile sold for US$ 21 million (historic value) its 2.6% equity stake in TBS Participacoes S.A., a Brazilian holding company that owned 85.2% of the voting stock in CRT Fija, a Brazilian telecommunications company that provided fixed telephone and data transmission services in the state of Rio Grande do Sul. The Company retained a 2.6% equity stake in TBS Celular Participacoes S.A., a Brazilian holding company that owns 59.9% of the voting stock in Celular CRT, a Brazilian mobile communications company.

     o On October 12, 2001, the Company signed a new Shareholders' Agreement with its partners in the subsidiary Sonda, Inversiones Pacifico II Limitada and Inversiones Atlantico Limitada, both companies related to Mr. Andres Navarro, founder of Sonda.

          Pursuant to this agreement, Telefonica CTC Chile gave both companies a call option on its 60% stake in Sonda, and obtained a put option on this stake.

     o On September 26, 2002, Telefonica CTC Chile, through its subsidiary Telefonica Empresas, sold a 25% equity interest in Sonda to Mr. Navarro for approximately Ch$27,921 million, equivalent to US$ 37.5 million (historic value), thereby reducing its equity interest in Sonda to 35%. At the same time, Telefonica CTC Chile signed an Option Agreement in connection with its remaining 35% interest in Sonda, and which terminated and superseded the new Shareholders' Agreement. The Option Agreement gives the Company an option, which may be exercised in July 2005, to put its remaining 35% interest in Sonda to Mr. Navarro, and gives Mr. Navarro a call option on such remaining interest, which may be exercised in July 2003, July 2004 or August 2005. Minimum prices were established for all of these transactions and the minimum price for Telefonica CTC Chile's put option is guaranteed by a performance bond issued by certain Chilean banks. See "Item 10: Additional Information--Material Contracts."

Capital Expenditures

     Capital expenditures carried out by the Company in 2000, 2001 and 2002 amounted, respectively, to Ch$ 199,994 million (US$ 349 million; historic value as of December 31, 2000), Ch$ 190,438 million (US$ 291 million; historic value as of December 31, 2001) and Ch$ 146,256 million (US$ 204 million; historic value as of December 31, 2002). During the first quarter of 2003, Telefonica CTC Chile made investments in the amount of Ch$ 31,056 million (US$ 42 million; value as of March 2003). Investment during this three-year period and through the first quarter of 2003 has been focused on increasing the utilization rate of already installed capacity in the fixed telephony network. Since 2001, investment has increasingly been focused on more profitable business areas with greater growth potential, such as broadband services, through the integration of xDSL platforms and technologies. Investment has also recently focused on the expansion of the Company's mobile business through the acquisition of licenses and the deployment of the Company's nationwide GSM/GPRS network, as well as the development of an IP network aimed at providing advanced data services to the corporate customer segment. During 2003, the Company plans to continue this focus by making additional capital expenditures in the mobile segment and, in particular, devoting investment resources to the development of the GSM project. During this year, and in line with the levels of productivity it has achieved, the Company also expects to invest in modernization of its systems and automation of operations. All capital expenditures since January 2000 made by the Company have been in projects located within Chile. Capital expenditures have substantially been financed with cash flow generated from operations.

B. Business Overview


     Telefonica CTC Chile is the largest telecommunications enterprise in Chile and, according to Company estimates, as of December 31, 2002 owned approximately 76% of all telephone lines in the country and serviced approximately 30% of all mobile subscribers. The Company provides a broad range of telecommunication and other services throughout Chile, including:

     o    local telephone service;

     o    mobile telephone service;

     o mobile communications services (including voice mail, short message service, and Wireless Access Protocol, or "WAP," type services for corporate data transmission customers);

     o domestic long distance service ("DLD") and international long distance service ("ILD");

     o    data transmission;

     o dedicated lines (direct lines dedicated to a customer's exclusive use);

     o    broadband;

     o    terminal equipment sales and leasing;

     o    public telephone service;

     o interconnection services (connecting calls from long distance, mobile and local telephone networks to Telefonica CTC Chile's local telephone network);

     o value-added services (including the sale of telephone numbers--such as "700" numbers for toll calls--to providers of telephone-based services, and the provision of supplementary services and direct dialing); and

     o    Internet access for corporate customers.

     The Company provides all of its fixed telephony services through its own digital telecommunications network, including local telephone service and interconnection services. Telefonica CTC Chile fully upgraded its network to digital technology in 1993. In addition, Compania de Telefonos de Chile--Transmisiones Regionales S.A. ("188 Telefonica Mundo") and Globus provide substantially all of their domestic and international long distance services with 188 Telefonica Mundo's equipment.

     During the last three years, Telefonica CTC Chile's operating revenues have been substantially generated from its operations in Chile, except for certain revenues from Sonda, generated through that subsidiary's operations in Argentina, Brazil, Uruguay, Ecuador and other Latin America countries, which in 2002 represented 1.4% of the Company's total operating revenues. As of September 2002, the Company no longer consolidates the results of Sonda.

     Chilean law currently requires companies to obtain licenses from the government before providing many telecommunications services. Telefonica CTC Chile holds licenses to provide local telephone service and data transmission services throughout Chile. The Company holds licenses to provide long distance service throughout Chile and internationally through its subsidiaries 188 Telefonica Mundo and Globus. In addition, Telefonica CTC Chile holds licenses to provide mobile telephony services in Chile through its subsidiary Telefonica Movil. See "--Licenses and Tariffs--Licenses" below.

     The Chilean government can set the maximum prices, fees and charges that Telefonica CTC Chile and other telecommunications companies may charge for certain services, including the following:

     o    local telephone service;

     o    public telephones;

     o    interconnection services and related administrative services;

     o    unbundled network services; and

     o    line connections.

     In 2002, approximately 50% of Telefonica CTC Chile's total operating revenues were generated through the provision of services subject to tariff regulation. These services consisted of (i) local telephone service, which accounted for 40% of total operating revenues, and primarily includes fixed monthly charge, variable charge (excluding prepaid traffic), directory information, line connections access charges and interconnection from long distance and other telecom operators, and public telephones and (ii) interconnection of calls from fixed networks to the mobile network of Telefonica Movil, which accounted for 10% of total operating revenues.

     The Chilean government does not currently regulate the prices that Telefonica CTC Chile charges for its other products and services, including long distance, data transmission, mobile telephone services (other than interconnection of calls from fixed networks), broadband, value-added services, directory advertising and sales and leasing of terminal equipment. These activities accounted for approximately 50% of Telefonica CTC Chile's operating revenues in 2002.

     The following table provides the breakdown of those products and services offered by Telefonica CTC Chile that are (i) regulated under the 1999-2004 tariff regime (Tariff Decree No. 187), (ii) unregulated and/ or (iii) require licenses.


  Services Subject to Tariff Regulation                 Activities Not Subject to Tariff Regulation
--------------------------------------------  -----------------------------------------------------------
           License Required (1)                      License Required              License Not Required
--------------------------------------------  --------------------------------   ------------------------
Local telephone service                       Domestic long distance service     Sale of advertising in
                                                                                   telephone directories

Access charges and interconnections           International long distance        Direct marketing
                                                service

Public telephones                             Mobile communications (2)          Sales and leasing of
                                                                                   telephone and facsimile
                                                                                   equipment and private
                                                                                   exchanges ("PABX")

Line connections                              Broadband                          Supplementary services
Unbundled network services (3)                Public data transmission
                                              Unbundled network services (3)


---------------------------
(1)   All services subject to tariff regulation require licenses.
(2) The interconnection fee for calls to the mobile networks is regulated under the CPP structure. See "Item 4: Information on the Company--Business Overview--Licenses and Tariffs--The Tariff System--Calling Party Pays."
(3)   Only the unbundling of the fixed network is regulated.

     Telefonica CTC Chile faces intense competition in every aspect of its business activities. As in any highly competitive business environment, no assurance can be given as to what effect increased competition in the Chilean international and domestic long distance, mobile communications, local telephone service, data transmission and public telephone markets will have on the business, results of operations, financial condition or prospects of the Company or on rates and the volume of business generated by the Company. Unless otherwise indicated, all statements regarding the competitive position of Telefonica CTC Chile are based on the Company's internal estimates.

Business Areas

  Fixed Telephony

     The fixed telephony business segment ("Fixed Telephony") primarily consists of traditional telephone services provided by Telefonica CTC Chile. Fixed Telephony includes the provision of telephone lines, local traffic charged at per-minute rates and the connection and installation of telephone lines and equipment. These services are complemented by the sale and rental of telephone equipment and a broad range of value-added services that enhance the communications experience of its customers, such as voice mail, call-waiting, call-forwarding, caller-ID, outbound traffic control, CiberRing (call-waiting notice for Internet users) and access to information and entertainment services (600 and 700 numbers). The Company also offers new innovative technologies which leverage the Company's existing fixed line infrastructure, such as, among other things, broadband connections with ADSL technology, prepaid services for fixed lines and the sale of advanced telephone equipment. In addition, Telefonica CTC Chile provides interconnection services to domestic long distance and international long distance providers and to other telecom operators.

     Revenues from Fixed Telephony were Ch$381,227 million (US$530.5 million) in 2002, which represented 44.2% of the Company's total operating revenues. These Fixed Telephony revenues include certain revenues from corporate customers. The majority of Telefonica CTC Chile's Fixed Telephony revenues are subject to tariff regulation.

     During 2002, 340,419 new lines were connected, a 3.0% increase in new line connections as compared to 2001. Lines in service under Fixed Telephony as of December 31, 2002, totaled 2,686,695, representing a decrease of 1.3% as compared to December 31, 2001. Of the 2,686,695 lines in service as of December 31, 2002, 71.7% were residential, 26.4% were commercial, 1.3% were public telephone lines and 0.6% were lines principally devoted to Telefonica CTC Chile's own internal use. All of Telefonica CTC Chile's lines in service have direct dialing domestic and international long distance capabilities.

     The following table sets forth certain fixed line performance and line connection information for the periods indicated.


                                                            For the year ended December 31,
                                             -------------------------------------------------------------
                                                1998         1999         2000         2001         2002
                                             ---------    ---------    ---------     ---------   ---------
Lines installed........................      2,772,641    2,792,663    2,990,941     3,019,416   3,023,541
Lines in service.......................      2,649,786    2,592,397    2,700,536     2,723,310   2,686,695
Lines per 100 inhabitants..............           17.8         17.2         17.6          17.6        17.1
Lines per employee (1).................            383          459          582           845       1,058
Number of new lines connected..........        464,885      315,927      288,483       330,619     340,419
Applications pending...................         58,343       26,547       10,252        32,329      36,493
Defects per line (annual average) (2)..           0.54         0.41         0.26          0.30        0.35


---------------------------
(1) Lines per employee are calculated using the number of employees at Telefonica CTC Chile (excluding its subsidiaries, which do not provide local telephone service).
(2) Defects refer to any technical problems occurring in telephone lines and equipment as well as in the Company's external plant and central switches. In 2002, quality indicators were affected by the labor strike carried out in July 2002.

     Since the implementation of Tariff Decree No. 187 in 1999, which greatly affected the profitability of the Company's fixed line business, Telefonica CTC Chile has strategically chosen to halt investment in the expansion of its fixed network and has focused on developing and promoting services and products that maximize usage of its existing capacity, and on rationalizing costs in the Fixed Telephony area. As a result, the number of lines-per-inhabitant owned by Telefonica CTC Chile decreased from 17.6 per 100 inhabitants of Chile as of December 31, 1998 to 17.1 per 100 inhabitants as of December 31, 2002, which represents a 2.8% decrease during that period. Line growth has also slowed as consumers have allocated an increasing portion of their budget to mobile services, as well as due to increased competition from other local operators. In 2002, the decrease in lines in service was mainly a result of higher line disconnections due to non-payment.

     Since 1999, the Company has also focused on improving its productivity in the Fixed Telephony area by, among other things, increasing its number of lines per employee (excluding its subsidiaries, which do not provide local telephone service) from 845, as of December 31, 2001, to 1,058, as of December 31, 2002. This improvement in productivity was achieved primarily through a 21% reduction in Fixed Telephony personnel in 2002 as compared to 2001, which mainly resulted from a reorganization implemented in October 2002 as part of the Company's workforce rationalization program.

     Over the past two years, Telefonica CTC Chile's fixed line traffic has been negatively affected by the slow rate of recovery of the Chilean economy, decreased line growth and lower rates of utilization as consumers migrate from fixed line usage to mobile services. In addition, the composition of the Company's fixed line traffic has changed, with an increasing proportion of traffic from calls to mobile phones and Internet, as well as prepaid calls, which partly offset the decline in regular fixed-to-fixed traffic.

     The following table shows local telephone service traffic, by number of calls and millions of minutes, for the periods indicated.


                                                             For the year ended December 31,
                                               -----------------------------------------------------------
                                                1998         1999         2000         2001          2002
                                               ------       ------       ------        ------       ------
Local calls (millions).................         6,313        6,221        6,062         5,652        5,266
Local traffic (millions of minutes) (1)        19,095       19,824       16,841        16,410       15,900


---------------------------

(1) As of February 1, 2000, per second billing was implemented. Information for 1998 and 1999 is shown in rounded minutes.

     Although Telefonica CTC Chile operates approximately 76% of the local fixed lines in service in Chile, other companies are free to apply for licenses to operate fixed lines that may compete with the Company's Fixed Telephony business. Currently, 10 smaller companies also provide local telephone service and, in the aggregate, operated approximately 24% of the total number of fixed lines in service in Chile as of December 31, 2002. In 1981, licenses to provide local service in certain areas of the Metropolitan Region were granted to Complejo Manufacturero de Equipos Telefonicos S.A.C.I. ("CMET") and Compania Telefonica Manquehue Ltda. ("Manquehue Net"). Competition increased in 1995 as local telephone service licenses were granted to Telesat S.A. ("Telesat"), VTR Telefonica S.A. ("VTR"), which is a subsidiary of VTR GlobalCom and Entel Telefonia Local S.A. ("Entelphone"), which is a local telephony subsidiary of Empresa Nacional de Telecomunicaciones S.A. ("Entel"). Furthermore, two companies, Compania Nacional de Telefonos S.A. ("Telefonica del Sur") and its subsidiary Compania Telefonica de Coyhaique S.A. ("Telcoy"), have licenses to provide local service in southern Chile, in Regions X and XI, respectively. The initial licenses have been modified over the years, extending the license areas of the local telephone service providers, mainly VTR (in Regions I, II, V and VIII) and Telefonica del Sur (in Regions IX and VIII). Apart from Telefonica CTC Chile, four other companies provide local telephone service in rural areas. Telefonica CTC Chile also competes with providers of private communications systems, particularly in areas of significant business activity.

     The Fixed Telephony business area uses marketing channels owned by the Company, such as commercial offices and retail stores that sell Telefonica CTC Chile's products, as well as external marketing channels, such as direct telemarketing sales by third parties, complemented by an external sales force and specialized distributors.

     In order to mitigate the adverse impact of the tariff decree and other negative factors on fixed line revenues, in addition to its efforts to enhance productivity and rationalize its workforce, Telefonica CTC Chile has also focused on offering various non-regulated services over its local network infrastructure, thus adding value to existing fixed lines and increasing revenue per line.

     For example, since 2002, the Company has sought to increase the utilization rate of its fixed lines through offering prepaid card services ("Tarjeta Linea Propia" or "TLP"), and has subsequently experienced a sustained increase in market penetration in this area. Prepaid telephone service serves as a consumer's virtual and portable personal telephone line, and allows customers to more effectively control and manage their telecommunications expenses. In 2002, the Company sold 12,216,816 TLP units of Ch$1,000 (US$ 1.39), representing a more than 50% increase as compared to 2001. In addition, the Company can provide prepaid services for local communications to customers whose normal service is suspended or disconnected due to late payment but who are willing to renegotiate their outstanding debt, by enabling the use of a telephone line only authorized for a certain amount of prepaid traffic. In 2002, the Subsecretaria de Telecomunicaciones (the Undersecretary of Telecommunications or "Subtel") authorized Telefonica CTC Chile to offer prepaid telephone services to low usage segments. This service, which was first offered in Santiago and then expanded to the rest of the country as of October 2002, consists of a flat fee paid through TLP cards that includes a limited number of minutes to be used during a given month. As customers utilize traffic in excess of the amount bought under the flat fee, they must buy additional cards for continued usage. In 2002, revenues from prepaid traffic were Ch$11,871 million (US$ 16.5 million), representing a growth of 106.5% as compared to 2001.

     Since November 2002, the Company has been authorized to market two new alternative plans for high usage customers: (i) "Plan Full Voz" or Full Voice Plan, for high usage residential customers with over 2,800 minutes per month, which consists of a flat fee for unlimited local traffic in a given month (subject to a set traffic distribution between peak and off-peak hours defined by the plan); and (ii) a plan for corporate customers with very high usage, consisting of a monthly flat rate based on the historical average of traffic, which is reviewed every 6 to 12 months. These flat rates do not include mobile access charges, variable Internet charges collected by Internet Service Providers ("ISPs") or surcharges for complementary and directory information services. These new plans give the Company greater flexibility to compete on the local market by offering customers volume discounts.

     Telefonica CTC Chile has also sought to increase utilization of existing fixed lines by offering providing for a flat monthly fee Internet access to the Public Internet Network over analog or digital (ISDN) lines. In 2002, the Company began offering, for a flat rate, dedicated second line service exclusively for 24-hour a day Internet browsing. The number of customers with flat rates Internet services in 2002 totaled 33,295, representing a growth of 93.1% as compared to 2001.

     In line with the Company's strategy of increasing utilization of existing fixed lines, the Company has also focused on the expansion of its broadband services using ADSL technology. In 2002, this focus resulted in a 265.8% increase in the number of ADSL connections, reaching 54,163 customers nationwide. The Company markets its ADSL broadband services through three plans:
(i) two plans (the "Speedy" and "Speedy Business" plans, respectively) directed towards end users, whether households or businesses, and (ii) the "Megavia" plan, whereby the Company acts as a wholesaler offering the technology to ISPs, who then resell it to their respective customers.

     Although broadband service is currently primarily used for high speed Internet access, it also allows the Company to offer customers other services, such as virtual private networks ("VPNs"), security systems with remote monitoring from anywhere in the world ("Viginet") and e-learning. In the near future, this technology will make possible the delivery of new services, such as high-resolution video, service portals, interactive games and domotics.

     Revenues from ADSL services in 2002 were Ch$5,293 million (US$7.4 million). Although 76% of these revenues are included in results for Fixed Telephony, the remaining 24%, corresponding to services from the Megavia plan, are accounted for under the Corporate Customers Communications and Data business segment (see below).

     The following table sets forth the number of ADSL connections in service as of the dates indicated.

                                                                   As of December 31,
                                               ----------------------------------------------------------
                                                1998         1999         2000         2001         2002
                                               ------       ------       ------       ------       ------
ADSL in service........................           --           --           279       14,808       54,163


     There are six operators in the broadband market. Two of them provide broadband service utilizing cable modems (VTR and Metropolis Intercom), three utilizing ADSL technology (Telefonica CTC Chile, Telefonica del Sur and Telefonica Manquehue) and one utilizing ADSL and wireless local loop technology, know as "WLL" (Entel). The Company estimates that, as of December 31, 2002, its ADSL service (including both the direct provision of Internet access and wholesale provision to ISPs) accounted for approximately 30% of all broadband access offered in Chile.

     Fixed Telephony also includes certain products and services offered by Impresora y Comercial Publiguias S.A. ("Publiguias"), an affiliate of Telefonica CTC Chile and a subsidiary of Telefonica S.A., which publishes, distributes and sells advertising space in telephone directories and Chilean tourism guides. As of the second half of 2001, Telefonica CTC Chile and Publiguias signed a new contract, which is operative until June 2006, pursuant to which Telefonica CTC Chile provides Publiguias with billing and collection services for its sales of advertising in the Yellow Pages and White Pages directories, and Telefonica CTC Chile receives a percentage of the revenues generated by Publiguias through such sales. In addition, Publiguias pays a charge per client for the permanent updating and maintenance of the related database by Telefonica CTC Chile. Revenues received by the Company under the terms of the new agreement are lower than those corresponding to the previous one. In 2002, these revenues accounted for 0.6% of the Company's total operating revenues and 1.3% of Fixed Telephony revenues, as compared to 2.0% and 4.5%, respectively, in 2001.

  Long Distance

     Through its subsidiaries, 188 Telefonica Mundo and Globus, the Company provides a broad offering of domestic and international long distance service ("Long Distance"), including public and private voice, data and video services. The Long Distance business segment also includes the rental of 188 Telefonica Mundo's long distance network to other telecom operators. As of December 2002, 20 companies offered long distance service in Chile, with 12 of such companies accounting for approximately 99% of all long distance traffic. Only three of these companies, including 188 Telefonica Mundo, operate their own long distance networks. These three operators accounted for nearly 88% of DLD traffic and 70% of the outgoing ILD traffic in 2002. The services and products provided by the Company under Long Distance are not currently subject to tariff regulation. In 2002, revenues from Long Distance represented 8.7% of Telefonica CTC Chile's total consolidated revenues.

     In 2002, the substitution of mobile telephone usage for traditional fixed line long distance service and the blocking of long distance service on fixed lines had a negative impact on the general domestic long distance market and the traffic of the Company's long distance subsidiaries. As a result, DLD traffic generated by the Company's Long Distance business segment dropped 10.3% in 2002, as compared to 2001.

     The following table sets forth traffic information for domestic and international long distance telephone traffic carried by 188 Telefonica Mundo and Globus for the periods indicated:

                                                                Year ended December 31,
                                               ----------------------------------------------------------
                                                1998         1999         2000         2001         2002
                                               ------       ------       ------       ------       ------
Domestic long distance traffic
    (millions of minutes)  ............          921          836          712          799          717
Outgoing international long distance
    Traffic (millions of minutes) .....           54           54           56           63           66

     In response to the negative trend in the long distance market, the Company has focused on offering new and innovative plans of service aimed at expanding the domestic long distance market and the Company's share of the market. The drop in DLD traffic was partly offset by positive results from these product innovation initiatives, which include "CRA Movil," a long distance collect call service from mobile telephones, and the "Papa Contento" plan, which allows a fixed line client to assign a specified monthly amount of expense to each of the different persons who use that fixed line for long distance calls. As of December 31, 2002, this plan had 129,830 subscribers, of which 53,935 generated traffic during the month of December 2002. As a result of these plans, the Company was able to increase its share of the domestic long distance market to 38.7% in 2002 from 38.2% in 2001.

     With the goal of continuing to meet customer needs through innovation and expanding the international long distance market, especially from mobile phones, in June 2002, the Company also launched its "El Mundo a Llamada Local," or "The World at Local Rates" plan. Under The World at Local Rates plan, for a monthly fixed charge, customers receive a certain number of minutes of ILD at a local call rate, with a reduced price for the additional traffic in excess of such set number of minutes. Telefonica CTC Chile's outgoing ILD traffic increased 5.2% in 2002 over the previous year, and its market share increased to 29.4% from 27.9% in 2001.

     188 Telefonica Mundo began competing with other carriers for the provision of long distance service on August 27, 1994, shortly after the introduction of the regulatory structure for long distance service instituted under Law No. 19,302 (the "Multicarrier System"). Under this system, users are able to select long distance carriers on a dialed or pre-subscribed basis. See "--Licenses and Tariffs--The Tariff System--Multicarrier System" and "Licenses and Tariffs--Licenses." In 2002, Telefonica CTC Chile was the largest DLD operator in Chile, and the second largest operator in the Chilean ILD market. As of December 31, 2002, 188 Telefonica Mundo and Globus had a combined market share of 38.7% of the DLD market and 29.4% in outgoing ILD. The Company's principal competitor with respect to long distance services is Entel.

     The main sales channels through which the Company offers its Long Distance products and services are direct telemarketing sales campaigns conducted by third parties. The Company also uses third-party call centers to sell domestic and international long distance traffic plans and other products, such as prepaid cards.

     With the objective of controlling non-payment of long distance services, as of November 2000, Telefonica CTC Chile offers all long distance carriers the ability to suspend all telephone services, including local service, access to mobile phones, access to "700" (toll calls) and "800" (toll-free calls) numbers and access to all other long distance carriers, to customers who have not paid their telephone bill in full within 27 days of the billing date. The Company does not accept partial telephone bill payments, unless the customer has presented a formal complaint that has been accepted by the corresponding long distance carrier.

     In order to increase the profitability of the domestic and international network of the Long Distance business segment, 188 Telefonica Mundo also serves other telecommunications operators' needs in voice transport and capacity, including other long distance carriers with and without their own networks, as well as mobile companies and ISPs. During 2002, prices for transport of voice and data traffic continued along a downward trend. The effects of this trend, however, were partially offset by an increase in capacity and by the introduction of new services, such as "Nationwide IP Switched Service," which provides access to ISPs through 188 Telefonica Mundo.

     In 2002, revenues from the rental of the Company's long distance network decreased by 7.1%, as compared to 2001, due to lower prices and lower market traffic in general. However, such revenues as a percentage of Telefonica CTC Chile's total consolidated operating revenues in 2002 remained unchanged from 2001, at 1.6%.

     188 Telefonica Mundo, like many other long distance operators, also has a business area dedicated to international businesses. This area is involved in negotiating settlement rates for incoming and outgoing international traffic with different international operators, as well as establishing agreements for the intermediation of international traffic among long distance carriers.

     During 2002, the international business areas of the long distance units of the Telefonica Group in Chile, Argentina, Brazil, Peru, Spain, Puerto Rico, El Salvador, Guatemala and CTI (USA) formed Telefonica International Wholesale Services, in order to benefit from the synergies created by pooling their international traffic volumes to improve the costs of terminating traffic in major destinations. This has allowed for a reduction in termination costs for international calls, increased efficiency in network usage and reduced operating costs due to centralization of international network operations, and better prices for international transport and access to the IP backbone in the United States.

  Mobile Communications

     The mobile communications business segment ("Mobile Communications") offers mobile telecommunications products and services through the Company's subsidiary, Telefonica Movil, and principally generates revenues from outgoing cellular traffic, interconnection fees from incoming calls from other networks and mobile equipment sales. In 2002, the mobile communications market continued to grow, experiencing subscriber growth of 22.0% as compared to 46.0% in 2001. This rate of growth, however, represents a more moderate pace than in previous years. Telefonica Movil has remained one of the leaders in this very competitive market, with a cellular subscriber base that increased by 17.8% in 2002 to 1,849,283 customers. The Company estimates that penetration of mobile communications services in Chile reached 38.8 mobile telephones per 100 inhabitants in 2002, as compared to 32.7 in 2001.

     Telefonica Movil maintains a fully digitalized nationwide TDMA mobile network of 25 MHz in the 800 MHz frequency. In 2002, it continued to make improvements to this network's quality and coverage of voice services nationwide. The Company also increased its range of products and services to include plans, which are targeted at families and SMEs, that offer a set number of minutes that can be used collectively by a group, and continued to offer value-added services to mobile customers, including, among other things, voice mail, SMS, WAP, Corporate Manager, 24-hour directory information, e-mail notification and ringtones. Customers on the TDMA network also have access to automatic roaming in Argentina, Peru, Uruguay, Paraguay, USA and Brazil, as well as manual roaming worldwide.

     In addition, in 2002, Telefonica Movil acquired through a bidding process two nationwide bands of 10 MHz each in the 1900 MHz mobile frequency (PCS), which it is developing with GSM/GPRS technology. The total cost for the PCS licenses was UF 544,521 (approximately US$ 12.8 million), and the Company expects investment related to the development of PCS service in the 2002 to 2004 period to reach approximately Ch$107,791 million (US$ 150 million). The additional spectrum provides the Company with a significant opportunity to further meet customer demands and provide new and better services through a more developed and less expensive technology. Furthermore, the new technology enables the Company to introduce into the Chilean market, a range of services that the Telefonica Group has successfully developed and marketed outside of Chile, such as, among other things, Mobile Internet, WAP and "movipag" (payment of domestic bills through mobile telephones). In April 2003, Telefonica Movil launched its GSM service, which has the benefit of operating over the only GSM/GPRS network covering the entire length of Chile. GSM customers will also have access to roaming in over 140 countries. With the addition of this new network the Company expects to be able to grow its customer base and increase the usage and profitability of its value-added services, especially among corporate customers.

     New services launched under Mobile Communications in 2002 included the interconnection among mobile operators for text messaging services, family-oriented services (i.e., service packages for family groups) and a "full hogar" service (full home service), which allows the family group to be linked via mobile communications to their home phone.

     The highly competitive environment and rapid growth in the availability of mobile telephony service in recent years has caused downward pressure on pricing and increased penetration into lower income segments, mainly through prepaid services. Facing this challenging market, in order to improve the profitability of Mobile Communications, Telefonica Movil has focused on a strategy of "Profitable Growth" by substantially reducing subscriber acquisition costs, which decreased 10.9% in 2002, as compared to 2001. In addition, during 2002, Telefonica Movil consolidated its commercial network to 1,500 points of sale throughout the country; divested or liquidated businesses other than its primary Mobile Communications business (namely, paging and trunking); continued to optimize its workforce and established a new corporate organizational structure; and consolidated its internal control processes. All of the above contributed to the positive net income in 2002 for the Mobile Communications business segment compared to a net loss in 2001 and 2000.

     Mobile Communications revenues accounted for 23.9% of Telefonica CTC Chile's total operating revenues in 2002 as compared to 20.0% in 2001. The average number of cellular subscribers increased by 22.5% in 2002 as compared to 2001. In 2002, 75.5% of this average subscriber base was composed of prepaid subscribers, as compared to 73.5% in 2001. The average number of prepaid subscribers increased by 25.8% in 2002.

     The following table sets forth the number of the Company's mobile subscribers as of the dates indicated.


                                                                   As of December 31,
                                               -------------------------------------------------------------
                                                1998         1999         2000         2001          2002
                                               -------    ---------    ---------    ----------    ----------
Cellular subscribers (end of period):
    Contract subscribers...............        315,880      429,105      354,481       394,240      437,378
    Prepaid subscribers................        238,345      724,689      870,039     1,175,847    1,411,905
    TOTAL .............................        554,225    1,153,794    1,224,520     1,570,087    1,849,283
Average cellular subscribers...........        354,069      845,576    1,194,825     1,393,622    1,706,986


     Telefonica Movil operates in both the 800 MHz and the 1900 MHz bands. It currently competes with BellSouth (a subsidiary of BellSouth Corporation) in the 800-megahertz band, and with Entel PCS (a subsidiary of Telecom Italia) and Smartcom S.A. (a subsidiary of Endesa Espana), which are digital mobile telephony operators with licenses in the 1900-megahertz band. Based on Company estimates, Telefonica Movil had a market share of approximately 30.4% of mobile communications customers nationwide as of December 31, 2002. In June of 1997, three digital mobile telephony licenses were granted in the 1900-megahertz frequency to Chilesat PCS, Entel PCS and Entel Telefonia Movil, both subsidiaries of Entel. Entel PCS began offering its digital mobile service in March of 1998 and Chilesat PCS launched its service in September of 1998. In April of 1999, services offered by Chilesat PCS (now Smartcom S.A.) were re-launched under the full ownership of Leap Wireless International. In May of 2000, Endesa Espana acquired Smartcom S.A. from Leap Wireless International. In July 2002, a bidding for the three licenses of 10 MHz bands, each in the 1900 MHz frequency, assigned two of the 10 MHz band licenses to Telefonica Movil and one 10 MHz band license to BellSouth.

     The mobile communications business uses its own sales channels, which consist of 16 strategically located stores and a specialized sales force serving certain corporate customers. In addition, this business unit uses external channels including: (i) more than 145 third-party stores exclusively selling Telefonica Movil's products and (ii) a network of over 830 non-exclusive distributors, including department stores, supermarkets and chain stores, which sell mainly prepaid products. The mobile communications business also sells services through direct telemarketing and Internet sites.

  Corporate Customers Communications and Data

     Telefonica CTC Chile serves the communications needs of corporate customers and large corporations (the "Corporate Customers Communications and Data" business segment) through its subsidiary Telefonica Empresas, which has specialized units for customer service, product and/ or service development and operations management. The Corporate Customers Communications and Data business serves approximately 5,000 customers, including close to 350 large corporations, ministries and government agencies. This business segment's activities include the delivery of advanced telephony solutions and voice equipment, such as PABX, videoconferencing, and point-to-point data circuits for corporate customers in all segments. Additionally, it provides communications solutions, data transmission and value-added services to all its customers through advanced data connections such as, among other things, Frame Relay, ATM and the IP Network. In 2002, there was a migration by certain customers from traditional technologies, such as Datared and Frame Relay, to more advanced solutions over its IP network. In addition, Telefonica CTC Chile delivers advanced telecommunications solutions to corporate customers by offering consulting, professional services and outsourcing, and offers wholesale ADSL to ISPs, who in turn, market it to their end-user customers. The Company also maintains, through Telefonica Empresas, a specialized IP Solutions division whose primary goal is to develop the Data Center and Network Outsourcing businesses, which offer customers new value-added and integrated services based on their corporate communications needs. Telefonica Empresas also provides post-sales services, such as installation, maintenance, updates of products and services and integration of new solutions.

     In 2002, a GPS service was rolled out with the aim of meeting the needs of companies requiring support and management for vehicle fleets using digital maps over the Internet. Also in 2002, Telefonica Empresas launched its National Videoconferencing Network, the first of its type in the country, and its Contact Center line, which provides Internet access to call centers. In addition, Telefonica Empresas' VPN IP service commenced operations in mid-2002, expanding business and service offerings for customers, and providing flexible and adjustable data connection services with broad coverage and presence in over 400 locations throughout the country.

     As of December 31, 2002, revenues from the Corporate Customers Communications and Data business segment accounted for 10.0% of Telefonica CTC Chile's total operating revenues, as compared to 7.9% of total operating revenues in 2001. Revenues from Corporate Customers Communications and Data grew 19.2% in 2002 as compared to 2001, mainly as a result of the increased connectivity services through the IP network and higher revenues from sales of projects and complementary services to corporate customers.

     The following table sets forth the number for some of the Company's data services as of the dates indicated.


                                                                    As of December 31,
                                               --------------------------------------------------------------
                                                1998          1999          2000         2001          2002
                                               ------        ------       -------       ------        -------
Datared (circuits).....................        13,960        15,951       17,899        18,467        13,496
Frame Relay (points)...................         1,704         3,285        4,394         6,012         5,215
ATM (points)...........................           492           717        1,111         1,585         1,719
Dedicated IP connections...............             -             -          102           883         3,788
Switched IP connections (average*).....             -             -       13,000        15,835        19,585


---------------------------
* Except for 2000, which is as of December 31, 2000.

     Telefonica CTC Chile estimates that its share of the total revenues generated by the market for services represented by the Corporate Customers Communications and Data area was approximately 49%, as of December 31, 2002. Its main competitors in this area are Entel, Teleductos S.A, AT&T Chile, Telex, Impsat and Equant Chile S.A.

     Telefonica CTC Chile provides Internet access to corporate customers through its subsidiary ISP Empresas. In this market, the Company competes mainly with Entel, IFX Corporation, AT&T Chile and Equant Chile S.A. The Company estimates that it had approximately 30% of the corporate customer market for dedicated Internet access as of December 31, 2002.

  Information Systems Services (Sonda)

     "Information Systems Services" refers to services provided by the Company's information systems subsidiary, Sonda. In September 2002, Telefonica CTC Chile sold a 25% stake in Sonda, maintaining a 35% ownership of that company. As a result, Telefonica CTC Chile no longer has a majority holding or administrative control of Sonda and, consequently, as of September 1, 2002, no longer consolidates its financial results. See "Item 10: Additional Information-- Material Contracts."

     Sonda is a Chilean information technology provider, and has operations in other Latin American countries through its subsidiaries. This company offers systems integration services and projects such as information platforms, outsourcing, network management, hardware and software maintenance and support, the design of computer solutions and application software, and training and consulting services. Sonda assists Latin American corporations by providing consultants who advise in areas of technology and how customers can best optimize the application of such technology in their business.

  Other Businesses

     "Other Businesses" consists of the Company's public telephone services, provided through its subsidiary CTC Equipos, and the businesses of certain other subsidiaries, including Compania de Telecomunicaciones de Chile -- Isapre S.A. ("Istel"), Tecnonautica, Infoera, t-gestiona and Telemergencia.

     Public Telephones. Telefonica CTC Chile offers public telephony services through its subsidiary CTC Equipos. CTC Equipos is responsible for the installation and operation of its own public telephones on public roadways and in indoor areas, as well as the marketing of public telephone equipment to private third parties. Currently, the public telephony market in Chile is made up of seven operators and numerous private parties in which Telefonica CTC Chile has a market share of approximately 23% of installed lines. The revenues in this business area are generated by traffic on public phones owned by the Company, maintenance agreements for indoor installations, and service agreements for maintenance and commercial support provided to third parties (owners of public telephones purchased from the Company). The Company ended 2002 with a total of 11,834 public telephones, a decrease of 8.1% compared to 2001. In addition, Telefonica CTC Chile provides community lines for low and medium income segments, which amounted to 23,840 lines as of December 31, 2002. CTC Equipos also sells and provides interior installation of telephone equipment. In 2002, revenues from CTC Equipos, accounted for 4.7% of Telefonica CTC Chile's consolidated operating revenues, a decrease of 5% as compared to 2001. This decrease was principally a result of lower average revenue per public telephone due to mobile traffic substitution. The Company competes in this business area mainly with Telefonica del Sur, Telcoy, Entel, Telefonica Manquehue and other third parties that own and operate public telephones in Chile.

     Telemergencia. The Company also offers new products and services to its customers, such as home security services and home assistance, through its subsidiary Telemergencia. These services consist of providing monitoring and alarm systems, which connect through the Company's fixed telephone lines to Telemergencia's security platform. Telemergencia offers the service through a wide variety of plans adapted to different customers' needs and budgets, ranging from the Viginet plan, a digital video-surveillance system that can be operated online from a broadband Internet connection, to its simplest plan, the "Boton de Seguridad," which is essentially a "panic button" service. In 2002, the number of customers subscribing to the Company's security services and home assistance grew by 292.8%, reaching 31,863. Telemergencia is currently the second largest alarm monitoring company in the Chilean market, behind ADT Chile, and the Company believes it is the only such company to currently offer plans for all socioeconomic segments. In 2002, the Company estimates that its share of the market security services and home assistance was 24%.

     t-gestiona. This subsidiary supports other business areas of Telefonica CTC Chile though the provision of logistics, fund management, insurance, collection, personnel, tax, real estate administration and general services to various areas of the Company. T-gestiona is also responsible for cost management, quality and timing of the services rendered, administration of its own human and technical resources, and for establishing contractual agreements with its customers, i.e. the business units and corporate areas of the Company. This service model gives the Company and its multiple businesses a competitive advantage in terms of efficiency and effectiveness and allows it to avoid duplicating support activities. It also allows each business unit to replace fixed cost structures with variable costs based on the volume of their respective operations.

Competition

     The following chart shows the business segments in which the main Chilean telecommunications companies operate:


                     Fixed                          Mobile          Data            ISP            ISP
  Company        Telephony (1)   Long Distance  Communications  Transmission     Corporate     Residential
------------     -------------   -------------  --------------  ------------     ---------     -----------
Telefonica
CTC Chile             |X|             |X|            |X|            |X|             |X|
Entel                 |X|             |X|            |X|            |X|             |X|            |X|
VTR                   |X|             (2)                                                          |X|
                                                                                              Operations in
                                                                                              this area
Bellsouth                             |X|            |X|                                      halted
Smartcom                                             |X|
Chilesat              (2)             |X|                           |X|             |X|            |X|
Telefonica del
Sur                   |X|             |X|                           |X|             |X|(3)         |X|
Manquehue Net         |X|             |X|                           |X|             |X|(3)         |X|
AT&T Latin
America                               |X|                           |X|             |X|            |X|(3)
Terra Networks                                                                                     |X|
CMET                  |X|             |X|                                                          |X|
Transam                               |X|                                                          |X|
GTD                   |X|             |X|                           |X|             |X|            |X|

---------------------------

(1) Includes broadband.
(2) Waiting for a concession.
(3) Recently in the market or not relevant to operations.

Business Unit Reorganization

     During the fourth quarter of 2002, Telefonica CTC Chile reorganized its business units with the objective of heightening the Company's understanding of its consumers and achieving a structure better suited to serving customers. The new business structure is divided into three areas based on the type of customer served. The "Consumer and Small Business Communications" unit groups together, for commercial and organizational purposes, all of Telefonica CTC Chile's products and services offered to residential customers and small and medium-sized businesses. This includes, among other things, local telephony, broadband, public telephony, home security and the Company's long distance subsidiaries. The "Corporate Communications" unit delivers communications services and data solutions to companies and corporations. The "Mobile Communications" unit provides all mobile communications services to individuals. This reorganization is meant to foster a better understanding and a closer relationship with the client, to the extent that each business unit can identify customer profiles and develop products and services to satisfy each consumers' communications needs. The new structure is focused on improving customer service and internal efficiency, and does not change the Company's business segments for accounting purposes.

     Additionally, the Company's reorganization process defined two support units. The first such unit is "Management of Customer Service and Sales," which is responsible for the marketing and distribution of all the Company's products throughout the country, billing and customer relations and service. The second unit is "Management of Network Services," which is responsible for developing and maintaining the Company's telecommunications infrastructure as well as operating the networks and providing services necessary to maximize fixed network availability and thus offer the best service possible to the end user. The Management of Network Services unit of the Company also manages the operation of the network, whose revenue is associated with interconnection services for wholesale operators, and services to long distance carriers such as measurement, charging, billing and collections. As a result of this reorganization, Telefonica CTC Chile currently benefits from a structure that is better adapted to support the Company's leadership position in a competitive market and anticipate future market changes.

Development Plan and Strategic Goals

     Telefonica CTC Chile has established a development plan (the "Development Plan"), which sets forth the Company's main objectives for the four-year period following the date of each plan and which is revised annually to incorporate new investment projects and goals. The Company's current Development Plan includes corporate objectives from 2003 until 2007. Over this period, the Company's strategies and expected capital expenditures will be focused on the development of the Company's mobile, data and broadband businesses, which are currently expected to have the highest growth potential in the Chilean market. The fixed telephony business, although still the principal source of Telefonica CTC Chile's consolidated revenues, was restructured during 1999, in response to the negative impact to that business area of Tariff Decree No. 187. See "Item 4:
Information on the Company-- Business Overview--Licenses and Tariffs--The Tariff System." Accordingly, and assuming no change in the existing tariff regime, the Development Plan contemplates very low investments in the expansion of its fixed line network and limited line growth.

     The Company aims at profitable growth in each of its business areas. In the fixed line business, the Company's plans focus on generating customer loyalty and increasing its presence among higher value customers, who are more vulnerable to competition. The Company plans to achieve this goal through increased market intelligence, customer segmentation and the adaptation of business, post-sales and billing processes. For lower income segments, the Company contemplates the expansion of prepaid products, aimed at leveraging idle capacity of the Company's infrastructure and minimizing non-payment risks. Also in order to increase the value of existing lines in service, Telefonica CTC Chile's strategy focuses on promoting value-added services that leverage customer connectivity, thus generating an increase in direct customer revenues through services such as equipment leasing, and higher traffic generated through services such as call waiting and voice mail, among others. An important area of growth for the Company is the development of broadband services with ADSL technology, which utilizes the existing copper line network, and the exploration of the combination of ADSL with Wi-Fi technology to increase access flexibility. The Company aims at achieving leadership in the development of broadband access and services and at developing new services that are available on the broadband network, including VPNs for small and medium-sized businesses, videoconferencing over ADSL and Viginet.

     In its long distance business area, the Company faces the generalized market trend of decreasing long distance traffic. In this challenging environment, 188 Telefonica Mundo's plans are based on product innovation and a move towards flat rate plans in order to generate customer loyalty and increase usage. The long distance business is also reorienting its focus towards the wholesale market, where it rents its long distance network to other telecommunications operators.

     The main focus of the mobile business is the build-out of its new nationwide network with GSM/GPRS technology. Telefonica Movil is strategically focused towards profitable growth, based on the additional capacity offered by the new network and on the development of new value-added services. The mobile business also aims at segmentation of the customer portfolio in order to identify the most profitable customers and offer them through high quality in business and customer service processes.

     The Company's strategic efforts in the corporate communications and data area are principally aimed at positioning itself as a leader in the corporate segment through the consolidation of outsourcing projects and IP solutions. The Company is also focused on differentiating itself through technological leadership with the deployment of the IP Network and of the Telefonica Data Internet Center (TIC) and the development and implementation of multiple customized applications.

     The Company is also focused on improving customer satisfaction levels in all its business segments, with the goal of building a customer base that will obtain all of its telecommunications products from Telefonica CTC Chile. With this objective, the Company is implementing a consultative type of sales transaction, whereby the salesperson not only sells a product, but can also obtain information from consumers regarding their telecommunications requirements and how to address them. As a necessary part of this project, Telefonica CTC Chile is monitoring customer satisfaction levels in the key processes of sales, billing, collection and customer service, so as to implement whatever improvements may be required.

Licenses and Tariffs

  Licenses

     Under Law No. 18,168 (as amended and together with the regulations promulgated thereunder, the "Telecommunications Law"), companies must obtain licenses in order to provide the following telecommunications services:

     o public telecommunications services (services provided to the public, such as local and mobile telephony, pay phones, data transmission, paging and trunking);

     o intermediate telecommunications services (services provided to companies that are holders of telecommunications licenses, such as domestic and international long distance services provided under the Multicarrier System); and

     o broadcasting services, such as those provided by radio and television stations (Telefonica CTC Chile does not provide such services).

     Only corporate entities may obtain licenses. Licenses specify the conditions that the license holder must fulfill in order to install, operate and develop the service and business that are the subject of the license. Licenses granted for public and intermediate services generally have 30-year terms and may be renewed indefinitely for 30-year periods at the request of the operator (although certain licenses held by Telefonica CTC Chile have longer terms).

     Holders of local telephone service licenses are required to provide service to all parties located in the license area that have requested such service within two years of such request. In addition, license holders must provide service to all parties situated outside the license area who are willing to pay for the line extensions required to reach their location from the license holder's facilities.

     The Telecommunications Law requires that holders of public telecommunications service licenses interconnect their networks to other networks providing the same type of service. This requirement is intended to ensure that subscribers and users of public services are able to communicate with each other, both inside the country and abroad. The same requirement applies to holders of intermediate service licenses, who are required to interconnect their networks to the local telephone network. Subtel sets the tariffs applicable to services provided through the interconnection of networks, in accordance with the procedures established in the Telecommunications Law. The structure, level and indexing of these interconnection rates are fixed by a tariff decree.

     More than one service license may be granted for the same geographic area. Moreover, in instances where the number of licenses to be granted is limited by technical or other concerns, such licenses are awarded through a public bidding process.

     The Telecommunications Law specifies certain causes for which an operator can be sanctioned through the termination of its public or intermediate service license. A license may be terminated, after notice of noncompliance with the applicable technical regulations, by executive decree of the Ministry of Transport and Telecommunications, if the operator is in violation of the law or does not comply with the terms and conditions to which the license is subject. If the holder believes that its license has been terminated unlawfully, the holder may appeal the termination in Chilean courts. If a license is terminated, the holder is barred from applying for any license for a period of five years.

     Licenses Held by Telefonica CTC Chile

     Telefonica CTC Chile holds the following licenses for the provision of telecommunication services:

     o Local Telephony Public Service Licenses. Telefonica CTC Chile holds a license for local telephone service in all regions of Chile for a 50-year period beginning as of December 1982. In addition, the Company holds licenses for local telephone service in the Santiago Metropolitan Region and in certain cities in Regions V and VIII for an indefinite term. Telefonica CTC Chile also holds a nationwide public service license for data transmission for a 30-year period beginning as of July 1995.

     o Multicarrier Long Distance Licenses. Under the Multicarrier System, 188 Telefonica Mundo holds 30-year licenses, for a period beginning as of April 1993, to install and operate a nationwide fiber optic network, a network of base stations and other transmission equipment, and to provide domestic and international long distance services, including voice, data and image transmission, throughout Chile. Globus holds licenses for an indefinite term to provide domestic and international long distance services through central switches and cable and fiber-optic networks nationwide.

     o Public Service Data Transmission. Telefonica CTC Chile, through Telefonica Empresas, holds, as of March 1987, nationwide public service data transmission licenses for an indefinite term.

     o Public Service Mobile Telephony Licenses. Telefonica Movil holds licenses with indefinite terms, beginning as of November 1989, to provide public service mobile telephony services throughout Chile in the 800 megahertz frequency range. In July 2002, Telefonica Movil was assigned two 30-year 10 MHz licenses with nationwide coverage in the 1900 MHz frequency range.

     o Public Service Paging License. The Company also holds a 30-year license, for a period beginning as of May 1998, to provide paging services covering all of Chile.


     Development of New Telecommunications Projects in Chile

     o Wireless Local Loop. On May 17, 2001, five companies participated in the public bidding process for WLL licenses (3400 to 3700 MHz), which enable the transmission of voice, fax, Internet and data through switching centers to customers by antennas.

          Three nationwide licenses of 50 MHz each were awarded to Entel, Protel and Chilesat and three regional licenses of 50 MHz each were awarded to Entel (in all regions), Telefonica del Sur (in Regions VIII to XI) and to VTR (in the Metropolitan Region). Of these five companies, only Entel is developing its project, while the others withdrew their applications or desisted from the project. Telefonica del Sur is only developing WLL services in rural and suburban areas of Region X. Based on its evaluation of the project, Telefonica CTC Chile decided not to participate in this process.

     o Assignment of Bands in the 1900 MHz Frequency Range. On July 18, 2002, Telefonica Movil and Bellsouth participated in a bidding process set by Subtel for three 10-MHz frequencies in the 1900 MHz range. In this bidding process, Telefonica Movil was awarded two frequencies (20 MHz) for a total amount of UF544,521 (US$ 12.8 million). The corresponding concession decree was published in the Official Newspaper on November 16, 2002.

     o Technical Rules for Third Generation Mobile Service. On September 28, 2000, the Subtel published the technical rules for advanced mobile digital public telephone service, known internationally as the third generation mobile service or IMT-2000. The regulatory authority invited companies in the sector to discuss and analyze the implementation of this service, but to date there has been no progress in this area. The announcement of conditions for participation in the tender process has been postponed indefinitely.

     o Powerline Communications. PLC technology uses the electricity distribution network for voice and data transmission. In 2001, Subtel granted Compania Americana de Multiservicios Limitada, a subsidiary of the Enersis group, authorization to implement a pilot project based on PLC technology, exclusively for exhibition purposes and not to be implemented commercially. This pilot project is currently underway in 50 homes in the Santiago area. In addition, Chilectra, a subsidiary of the Enersis group, has created a subsidiary to offer PLC service, mainly focused on broadband connectivity for residential and small and medium-sized businesses, for which purpose it has obtained the necessary authorizations. In May 2003, Enersis called an open season, inviting 30 companies to participate in the launch of PLC technology in Chile. Seventeen companies have expressed interest in this project, and must confirm their service requirements by June 29, 2003. Telefonica CTC Chile is among the companies that have expressed their interest and is currently pre-evaluating this project.

  The Tariff System

     Under the Telecommunications Law, maximum tariffs for telephony services are set every five years. However, prices for telephony services in Chile are not regulated unless the Antitrust Commission determines that, due to insufficient competition, certain telephony services must be subject to tariff regulation. The Antitrust Commission may subject any telephony service to price regulation, except for mobile telephone services to the public that are expressly exempted under the Telecommunications Law. In addition, maximum prices for interconnection services are, as a matter of law, subject to tariff regulation and are set in accordance with procedures established by the Telecommunications Law.

     The first five-year tariff period commenced in 1989, at which time the Antitrust Commission determined that the conditions prevailing in the local, domestic long distance and international long distance markets were not conducive to free and fair price determination and that prices for such services would therefore be subject to regulation. However, in a resolution, made in April 1998 and contained in Resolution No. 515, the Antitrust Commission determined that only local services, public telephone services and line connections need be subject to tariff regulation. In addition, the 1998 resolution included unbundled network services among the services subject to tariff regulation.

     Under the Telecommunications Law, once the Antitrust Commission has determined that tariff regulation is warranted, the structure, level and indexing of the maximum tariffs that may be charged for tariff-regulated services are fixed by a joint decree issued by the Ministry of Transport and Telecommunications and the Ministry of Economy. These ministries determine such maximum tariffs by applying to each regulated company an economic model predicated on the costs, efficiency and growth rates of a hypothetical company that provides only regulated services, and calculating a rate of return on such services commensurate with the real company's market cost of capital. Telefonica CTC Chile's actual rate of return, however, may vary from the predictions of the model.

     The tariffs set by the Ministry of Transport and Telecommunications and the Ministry of Economy are maximum tariffs. Each maximum tariff takes into account the relevant cost components associated with providing the regulated service, and is adjusted monthly in accordance with the tariff index (the "Tariff Index"), as contemplated in the tariff structure and described below. A distinct Tariff Index exists for each individual regulated service that reflects the different theoretical cost components associated with each such service.

     As part of the tariff-setting process, license holders prepare studies of each regulated service that they provide in each license area, calculating the incremental development costs with respect to each such service for a five-year period. The purpose of these studies is to assist the Ministry of Transport and Telecommunications and the Ministry of Economy in determining the structure and level of future tariffs for each regulated service in each license area.

     Tariff Structure for 1999-2004

     The current tariff decree, Tariff Decree No. 187, was approved and published in the Official Gazette on August 21, 1999, effective as of May 5, 1999. Tariff Decree No. 187 incorporates a prior determination by the Antitrust Commission that only prices charged by dominant operators in any given geographical area would be regulated. In April of 1998, the Antitrust Commission determined that Telefonica CTC Chile would be regulated as the dominant operator in all regions of Chile, except in Region X and Region XI and Easter Island. As determined by the Antitrust Commission, the dominant operator for Region X is Telefonica del Sur, for Region XI is Telcoy and for Easter Island is Entelphone. Accordingly, the current tariff structure regulates the prices that the Company may charge for regulated services in those regions in which it has been determined to be the dominant operator.

     The principal differences between the current tariff decree, and the tariff structure that was in effect until May 4, 1999, include the following (comparisons below are made in Chilean pesos as of December 1999, including the new tariff indices and excluding any price- or income-elasticity effects):

     o    An average reduction of 17.5% in the fixed monthly charge.

     o A 13.1% decrease in the variable charge per minute for local telephone service.

     o Additional rate reductions applicable to the fixed monthly charge and variable charge per minute, of approximately 1.0% per year from May 5, 2000, through May 4, 2004.

     o Introduction of a local interconnection charge or local tranche for calls terminated in mobile telephones, rural telephone companies, complementary service providers connected directly to Telefonica CTC Chile's central switches (including certain Internet service providers) and telephone service platforms. The maximum rate for the local interconnection charge of the tariff decree is equivalent to 45% of the amended variable charge per minute. Previously, rates for these calls were equivalent to 100% of the variable charge per minute. As a result, the per-minute fee charged for these calls was effectively reduced by 62.9%.

     o A single rate for access charges with respect to domestic and incoming and outgoing international long distance calls, equal to 28% of the amended variable charge per minute. The tariff structure in effect until May 4, 1999, provided for a single rate for domestic long distance and outgoing international long distance access charges and a different rate for the incoming international access charge. The change caused a reduction in access charges of 72.9% on average for these services, consisting of a reduction of 96.8% in the incoming long distance access charge and a reduction of 63.3% in the outgoing long distance and domestic long distance access charge.

     o Implementation of a new Tariff Index, which is different for the fixed monthly charge and the variable charges (including the variable charge per minute, the local interconnection charge and access charges) and which takes into account (i) the monthly variation of the WPI for domestic goods, (ii) the monthly variation of the WPI for imported goods, (iii) labor costs, as measured by the monthly variation in the labor cost index and (iv) the prevailing corporate income tax rate. The Tariff Index for the fixed monthly charge comprises 50% of the WPI for domestic goods, 10% of the WPI for imported goods, and 40% of the Chilean wage and salary index, taking into account the prevailing corporate income tax rates. The Tariff Index applicable to variable charges, including per-minute charges, access charges and local interconnection fees, is comprised of 53% of the WPI for domestic goods, 20% of the WPI for imported goods, and 27% of the Chilean wage and salary index, taking into account the prevailing corporate income tax rates. The use of the Tariff Index permits the Company to minimize significantly the impact of inflation on its revenues from tariff-regulated services.

     o Implementation of an adjustment factor, which was temporarily applied from the commencement of the new tariff structure until February 1, 2000, to transform the per second rates defined in the tariff decree into per minute rates. The objective of this adjustment factor is to allow the Company to maintain its revenues from regulated services constant after the introduction of per second measuring of traffic, which occurred on February 1, 2000. The adjustment was made as follows: per minute rate = (per second rate x 60 x 0.83).

     o Implementation of specific tariffs for the provision of the following network unbundled services: (i) last mile; (ii) connection of last mile; (iii) housing in local switches; (iv) adaptation of pipes and chambers for the installation of cables of other telecommunications operators; (v) point-to-point connection between central switches;
          (vi) DSL facilities; and (vii) resale of lines. As of December 31, 2002, 13 contracts had been signed with seven companies for the provision of unbundled network services.

     Based on the Company's estimates, the application of Tariff Decree No. 187 resulted in a 24.7% decrease in annual revenue derived from regulated services per telephone line for the Company in the first year, taking into account tariff reductions in the fixed monthly charge, the variable charge per minute and local tranche and access charges, and assuming stable traffic per line. This decrease includes an average reduction of 17.1% in revenues from subscribers (fixed charge and variable charge) and of 72.9% in revenues from access charges paid by interconnected companies, which are mainly long distance carriers.

     Deregulation of Long Distance

     On April 22, 1998, the Antitrust Commission excluded domestic and international long distance services from tariff regulation. However, prices for interconnection services between long distance carriers and local telephone companies remain subject to tariff regulation.

     Multicarrier System

     On March 10, 1994, Law No. 19,302 amended the Telecommunications Law to introduce the Multicarrier System for long distance services. Among other things, the Multicarrier System permits local telephone service providers to obtain licenses to supply domestic and international long distance services through a subsidiary or affiliate using their own equipment.

     The following companies offer long distance services in Chile under the Multicarrier System: 188 Telefonica Mundo; Globus; Entel; Chilesat; BellSouth Chile S.A.; Telefonica del Sur Carrier S.A., a subsidiary of Telefonica del Sur; Transam Comunicaciones S.A.; Manquehue Telecomunicaciones de Larga

Distancia S.A.; Micarrier Telecomunicaciones S.A., a subsidiary of Entel; GTD Larga Distancia; Sur Comunicaciones S.A.; AT&T Chile Networks; World X Change Communications S.A.; ETSE Empresa de Transporte de Senales S.A. and Convergia Chile S.A. In addition, the following companies have obtained long distance service licenses, but are not currently providing long distance service: The Telephone Company S.A.; Transfer Telecomunicaciones S.A.; E-Newcarrier.com Chile S.A.; Heilsberger S.A.; IFX Larga Distancia; Astro S.A. and Equant Chile S.A.

     Other features of the Multicarrier System as they relate to the Company are discussed in "--Licenses" and "--Business Overview."

  Calling Party Pays Structure

     Calling Party Pays was implemented on February 23, 1999. Under this tariff structure, local telephone companies pay to mobile telephone companies an interconnection charge for calls placed from the fixed network to the mobile network. The local telephone companies may pass this interconnection charge on to their subscribers. Under CPP, therefore, a fixed network customer calling a mobile telephone pays the local telephone company a rate comprised of the local interconnection charge that is part of Primary Service plus the fixed-to-mobile interconnection charge.

     Tariff Decree No. 97, in effect since February 12, 1999, provides the maximum tariffs that Telefonica Movil may charge for interconnection services for a period of five years, ending February 12, 2004. The fixed-to-mobile interconnection charges permitted by Subtel for the five-year period of 1999-2003 are as follows:


           Year                            Peak hours                               Off-peak hours
-----------------------      -------------------------------------       --------------------------------------
                                (In Chilean pesos as of January 1999, per second, including value-added tax)
   1999................                    Ch$1.7158                                     Ch$1.2011
   2000................                    Ch$1.7067                                     Ch$1.1948
   2001................                    Ch$1.6980                                     Ch$1.1885
   2002................                    Ch$1.6894                                     Ch$1.1826
   2003................                    Ch$1.6806                                     Ch$1.1764


     Mobile telephone customers can choose not to have the CPP tariff structure apply to their mobile-telephone accounts, and thus continue to pay for incoming calls. Furthermore, fixed network subscribers can choose to block the ability to make calls to mobile telephones from their phones.

     On February 24, 2003, Subtel approved the technical bases for a new tariff setting process for mobile interconnection rates to be in effect from 2004 to 2009. These technical bases will apply to the tariff study to be presented by Telefonica Movil in August 2003.

  Regulatory Initiatives

     Request for Deregulation of Local Rates

     On January 18, 2001, Telefonica CTC Chile filed a petition before the Antitrust Commission to deregulate local telephone rates charged to the public, based on the following arguments: (i) mobile telephony has wider coverage and more users than local telephony; (ii) local telephony had dropped from 57% of the average amount spent per consumer on telecommunications services in 1998 to 40% in 2000, lower than the 43% spent on average on mobile services; (iii) the cable TV network had at the time of the request, over 3 million homes passed (more than 100,000 cable TV clients in 2000); (iv) the WLL licenses and additional mobile telephony spectrum to be awarded during 2001 would result in increased competition; and (v) the rigid tariff structure imposed by Tariff Decree No. 187 does not allow Telefonica CTC Chile to offer the same tariff plans as its competitors. Under Article 29 of the Telecommunications Law, the Antitrust Commission has the authority to determine which telephony services are regulated and can change any such qualification when it considers that the conditions warrant such deregulation.

     On July 11, 2001, by Resolution No. 611, the Antitrust Commission rejected the Company's petition, stating, in its opinion, that the then existing market conditions had not yet warranted deregulation throughout the country. This resolution notwithstanding, the Commission asked the National Economic Attorney General's Office to monitor the evolution of the market in order to detect changes as they occur that could lead to the deregulation of certain services in certain geographic areas.

     The Antitrust Commission also decided that Telefonica CTC Chile could present alternative tariff plans and request the authority to issue complementary resolutions to Tariff Decree No. 187, which would allow for differentiated rates within each tariff area, based on costs and according to volume. In accordance with this decision, in the second half of 2001, the Company presented to Subtel a proposal for alternative tariff plans for different customer categories.

     In this regard, on May 24, 2002, the Company was notified that Subtel had approved its proposal to offer prepaid service for fixed line customers. This service allows customers to pay the equivalent of a monthly fixed charge (approximately Ch$6,000 in Santiago and Ch$8,000 in regional areas), which is charged to the telephone line through prepaid cards. By paying this charge, a customer has the right to generate local traffic equivalent to Ch$1,100 (at prepaid card rates of Ch$38 and Ch$24 per minute in peak and off-peak hours, respectively). After this amount has been used up, the line can still be used with prepaid cards. Previously, a similar service could only be offered to customers who had defaulted on their payments. The Company's ability to offer prepaid service for fixed line customers enables the Company to eliminate any related bad debt risk because it collects the payment for such services in advance, and increase utilization of vacant network capacity in the low-income clients segment.

     Moreover, on August 24, 2002, the Ministry of Transport and Telecommunications and the Ministry of Economy issued Decree No. 455, which approved a high usage plan oriented toward residential customers and a very high usage plan oriented toward corporate customers, which are based on a flat monthly fee. Furthermore, Subtel approved the standard contracts to be signed by customers selecting such plans. Telefonica CTC Chile began marketing the high usage plan oriented toward residential customers in December 2002.

     Request for Access Charge Review

     On March 30, 2001, the Company filed a petition requesting a review of access charges before the Antitrust Commission. The relief requested under the petition was based on (i) the wide variation in access charges prevailing in the market and (ii) the fact that only Telefonica CTC Chile, Telefonica del Sur and Telefonica Coyhaique were subject to access charges set by a tariff decree. The Company requested that the access charges of local companies be symmetrical and be set simultaneously for all companies. On April 3, 2001, the Antitrust Commission dismissed the petition on the grounds that it lay outside of its jurisdiction. On April 10, 2001, the Company presented the same petition before Subtel, which has yet to formally respond to the petition. Subsequently, by Decree No. 26 published in June 2002, access charge rates were set for VTR, and Telesat S.A., CMET SACI and Manquehue Net have each begun negotiations for the setting of their applicable tariffs. According to Subtel, these tariffs will be set simultaneously with Telefonica CTC Chile's new tariff setting.

     Request for Administrative Action to Modify Tariff Decree No. 187

     On October 31, 2001, Telefonica CTC Chile filed an administrative motion for reconsideration with the Ministry of Transportation and Telecommunications and the Ministry of Economy (collectively referred to below as the "Ministries"), to correct the following errors in the issuance of Tariff Decree No. 187: a mathematical error in determining the fixed monthly charge for telephone line service; unlawful application of the depreciation method; failure to consider the costs of telephone directories; incorrectly assuming lower investments related to the location of switching centers; erroneous application of the same local telephone service non-payment rate to the Calling Party Pays service; and failure to scale access charges and local tranche charges.

     On November 16, 2001, the respective Ministers asked the Office of the General Controller of the Republic of Chile to rule on the lawfulness of, and need for, correcting such errors if confirmed, pursuant to the relevant technical-economic and legal criteria, and any administrative measures that should be dictated for such purpose.

     In its response dated December 10, 2001, the Office of the General Controller noted that the Ministries have the authority and the duty to correct the Tariff Decree No. 187, subject to the following conditions:

     o That legal defects exist or that the provisions are based on erroneous estimates;

     o That any defects or irregularities are so significant or relevant that they warrant the nullification and subsequent correction of the tariff decree;

     o These defects or irregularities must be evidenced so that there is no doubt as to their existence. For this purpose, the Ministries must conduct a thorough study of the background information;

     o That any potential correction may not affect the rights which were previously unequivocally incorporated into third party assets in good faith; and

     o Said correction would have to be enacted via a decree subject to review and approval.

     On January 29, 2002, the Ministries issued a joint response rejecting the administrative motion filed by Telefonica CTC Chile. The Ministries maintained in their response that the rejection was predicated upon a careful evaluation limited solely to the viability and timeliness of the request, and having considered the contributing circumstances and the prudence that should guide public action. The Company, however, believes that the rejection by the Ministries fails to respect the criteria established by the Office of the General Controller.

  Lawsuit Against the State of Chile

     Upon exhausting the administrative recourses available to correct what the Company believes are illegal actions taken in the tariff setting process discussed above, in March 2002, Telefonica CTC Chile filed a lawsuit for damages against the State of Chile. This legal action seeks damages in the amount of Ch$181,038 million (US$ 274 million, historical value as of the date of the lawsuit), plus adjustments and interests, covering past and prospective losses through May 2004 arising from errors incurred in Tariff Decree No. 187.

      For further information regarding the lawsuit filed by the Company against the State of Chile, see "Item 8: Financial Information--Consolidated Statements and Other Financial Information--Legal Proceedings."

  Tariff Setting Process for Telefonica CTC Chile's Services for 2004 - 2009

     On January 13, 2003, Telefonica CTC Chile requested that the Antitrust Commission, on the basis that market conditions are sufficient to guarantee healthy competition, rule in favor of tariff deregulation in specific geographical areas and allow the Company flexibility to offer tariff plans different from the regulated rates without previous authorization. The Company also requested that, in cases where conditions are not sufficient to guarantee competition, the Antitrust Commission define the services that will be subject to tariff regulation by the corresponding Ministries.

     On May 22, 2003, the Antitrust Commission issued Resolution 686. This Resolution ruled against deregulation of rates charged by Telefonica CTC Chile for services to the public. Although the Ministries, as part of the Antitrust Commission's resolutory process, issued opinions that were favorable to providing tariff flexibility to the Company, the Antitrust Commission did not issue a specific pronouncement regarding such tariff flexibility. Resolution 686 also defined the services subject to tariff regulation by the Ministries for the 2004 - 2009 tariff decree, which are substantially similar to the services regulated in Tariff Decree No. 187.

     In accordance with the requirements of the tariff setting process, on April 30, 2003, Telefonica CTC Chile presented to Subtel its proposal for the technical-economic bases upon which tariffs for the 2004-2009 period will be determined. The Company's proposed criteria addresses all necessary aspects to be defined previous to the tariff study, such as, among other things, the analysis period, tariff areas, tariff projections criteria and network design criteria. On May 30, 2003, Subtel provided the Company with the text of a proposal of the technical-economic bases. Subsequently, the Company presented arguments against such text and, as provided for in the tariff setting process, requested the formation of a panel of experts, which was constituted in June 2003. The panel, whose final opinion is not binding upon Subtel, consists of three experts, one designated by the Company, one by Subtel and the third by mutual agreement between both parties. Once these issues are resolved, Subtel must issue the final technical-economic bases, which will define the conditions that will govern the "Tariff Study," which is the document that sets the tariff structure and the tariff level, as well as the indexation formula for each regulated service. The period for Telefonica CTC Chile to present its Tariff Study to the Ministries expires on November 5, 2003.

     The Company cannot at this time predict the results of the tariff studies currently in progress and any consequent changes in the tariff structure for 2004 to 2009 and, therefore, can give no assurances as to the effect any such changes may have on the operating results or financial condition of the Company.

C.  Organizational Structure

     Telefonica Internacional Chile owns 43.64% of all shares of Telefonica CTC Chile. Telefonica Internacional Chile is a 99.9% owned subsidiary of Telefonica Chile Holding B.V., which in turn is an indirectly wholly owned subsidiary of Telefonica S.A.

     The organizational chart of Telefonica CTC Chile is presented on the following page.

Subsidiaries and Certain Affiliates of Telefonica CTC Chile

     The following chart sets forth the organization of Telefonica CTC Chile's subsidiaries and affiliates, all of which are Chilean corporations, except for TBS Celular Participacoes S.A., which is a Brazilian corporation. Percentage ownership information is as of December 31, 2002.

                         |---------------------------------------|
                       __| 99.9% Telefonica Movil de Chile S.A.  |
                      |  | ("Telefonica Movil")(1)               |
                      |  |---------------------------------------|    |---------------------------|
                      |  |---------------------------------------|    | 1.1% Terra Networks S.A.  |
                      |  | 99.2% Compania de Telefonos de Chile  |____| ("Terra Networks")        |
                      |__| --Transmisiones Regionales S.A.       |    |---------------------------|
                      |  | ("188 Telefonica Mundo")              |
                      |  |---------------------------------------|
                      |  |---------------------------------------|    |---------------------------|
                      |__| 99.9% Telefonica Empresas CTC Chile   |    | 99.9% Telefonica Data     |
                      |  | S.A. ("Telefonica Empresas")(1)(2)    |____| Chile S.A. ("Telefonica   |
                      |  |---------------------------------------| |  | Data")(1)(2)              |
                      |  |---------------------------------------| |  |---------------------------|
                      |  | 99.9% Compania de                     | |  |---------------------------|
                      |__| Telecomunicaciones de Chile-- Isapre  | |  | 99.7% Comunicaciones      |
                      |  | S.A. ("Istel")(1)                     | |__| Mundiales S.A.            |
                      |  |---------------------------------------| |  | ("Comunicaciones          |
                      |  |---------------------------------------| |  | Mundiales")               |
                      |__| 99.9% Globus 120 S.A. ("Globus")(1)   | |  |---------------------------|
                      |  |---------------------------------------| |__| 35.0% Sonda S.A. ("Sonda")|
                      |  |---------------------------------------| |  |---------------------------|
                      |  | 99.9% Compania de Telecomunicaciones  | |  |---------------------------|
                      |__| de Chile-- Equipos y Servicios S.A    | |  | 80.0% Administradora de   |
                      |  | ("CTC Equipos")(1)                    | |__| Sistemas de Telepeajes de |
                      |  |---------------------------------------| |  | Chile S.A. ("Telepeajes") |
                      |  |---------------------------------------| |  |---------------------------|
                      |__| 100.0% CTC Internacional S.A.         | |  |---------------------------|
                      |  | ("CTC Internacional")(3)              | |  | 99.9% Desarrollo de       |    |-------------------------|
 |----------------|   |  |---------------------------------------| |__| Servicios de Informacion  |   _| 99.9% Infochile S.A.    |
 | Telefonica CTC |___|  |---------------------------------------| |  | S.A. ("Infoera")(1)       |  | | ("Infochile")(1)        |
 | Chile          |   |  | 99.9% Telefonica Gestion de Servicios | |  |---------------------------|  | |-------------------------|
 |----------------|   |__| Compartidos Chile S.A.                | |  |---------------------------|  | |-------------------------|
                      |  | ("t-gestiona")(1)                     | |__| 99.9% Tecnonautica S.A.   |--| | 90.0% Portal de Pagos   |
                      |  |---------------------------------------|    | ("Tecnonautica")(1)       |  | | Informacion S.A.        |
                      |  |---------------------------------------|    |---------------------------|  |_|("Todocuenta")(1)        |
                      |__| 99.7% Telefonica Asistencia y         |                                     |-------------------------|
                      |  | Seguridad S.A. ("Telemergencia")(1)   |
                      |  |---------------------------------------|
                      |  |---------------------------------------|
                      |__| 50.0% Fundacion Telefonica Chile      |
                      |  | ("Fundacion Telefonica")              |
                      |  |---------------------------------------|
                      |  |---------------------------------------|
                      |__| 20.0% Empresa de Tarjetas Inteligentes|
                      |  | S.A. ("Tarjetas Inteligentes")        |
                      |  |---------------------------------------|
                      |  |---------------------------------------|
                      |__| 27.4% Atento Chile S.A. ("Atento      |
                      |  | Chile")(4)                            |
                      |  |---------------------------------------|
                      |  |---------------------------------------|
                      |__| 9.0% Impresora y Comercial Publiguias |
                      |  | S.A. ("Publiguias")                   |
                      |  |---------------------------------------|
                      |  |---------------------------------------|
                      |__| 2.6% TBS Celular Participacoes S.A.   |
                         | ("TBS Celular")                       |
                         |---------------------------------------|

-------------------------------
(1) The remaining interest in these companies is also indirectly held by Telefonica CTC Chile.
(2) On January 28, 2003, the merger of Telefonica Data Chile S.A. into Telefonica Empresas CTC Chile S.A. was approved by the Board of Directors of Telefonica Empresas.
(3)  In December 2002, CTC Internacional S.A. ceased operations.
(4) Telefonica CTC Chile controls 28.84% of Atento Chile through additional participations of its subsidiaries 188 Telefonica Mundo and Telefonica Empresas.

     While Telefonica CTC Chile itself operates the Company's local telephone service activities--the Company's core business area--Telefonica CTC Chile's other business activities are managed through the following operating subsidiaries:

  188 Telefonica Mundo and Globus

     Formed in 1989, 188 Telefonica Mundo (formerly known as CTC Mundo) is one of the Company's domestic and international long distance subsidiary carriers. The Government granted 188 Telefonica Mundo licenses to provide domestic and international long distance services with its own equipment effective August 27, 1994. See "--Business Overview--Licenses and Tariffs--The Tariff System--Multicarrier System" and "--Business Overview--Licenses and Tariffs--Licenses."

     On October 14, 1998, Telefonica CTC Chile completed its acquisition of 99.9% of the equity securities of VTR Larga Distancia, a telecommunications company offering data transmission and domestic and international long distance services throughout Chile, for a total cost of the Chilean peso equivalent of US$ 49.9 million (historic value). The long distance business of VTR Larga Distancia was transferred to one of the Company's long distance subsidiaries, Globus, and the data transmission business of VTR Larga Distancia was later absorbed by Telefonica Empresas, the subsidiary which largely forms the Company's Corporate Customers Communications and Data business area.

     188 Telefonica Mundo currently operates the most extensive fiber optic network in the country, stretching from Region I (the Peruvian border) to Region X (Puerto Montt), including connections to Peru and Argentina. 188 Telefonica Mundo also operates digital satellite and microwave links in areas not covered by the fiber optic network. In addition, 188 Telefonica Mundo participates actively in the development and use of submarine fiber optic networks such as Unisur, Americas I, Americas II, Atlantis II, Columbus II, Panamericano, Maya I, TPC-5 and Emergia, and in the Intelsat, Nahuelsat and Panamsat satellite systems.

  Telefonica Movil

     Telefonica Movil (formerly known as CTC Startel) is Telefonica CTC Chile's mobile communications company. Telefonica Movil provides cellular communications throughout Chile. In 1996, Telefonica CTC Chile and VTR merged their mobile communications operations to form Telefonica Movil. After the merger, Telefonica CTC Chile owned 55% of Telefonica Movil, and VTR owned 45%. All licenses belonging to the mobile communications operations of Telefonica CTC Chile and VTR were transferred to Telefonica Movil, which began operations on June 1, 1996. In December 1997, Telefonica CTC Chile purchased VTR's 45% participation in Telefonica Movil, whereby it obtained a 100% direct and indirect ownership of Telefonica Movil.

  Telefonica Empresas

     In 1992, Telefonica Empresas (formerly known as CTC-Corp) began operating Telefonica CTC Chile's private telecommunications services (including data transmission, and sale and rental of networks and equipment) and managing the Company's large business and institutional customer accounts. The corporate objective of this subsidiary is to provide integrated telecommunications solutions to corporate customers, including the sale of telephone lines, telephone traffic, and telecommunications equipment, as well as advanced telephone, Internet and data services.

     On January 28, 2003, the Board of Directors of Telefonica Empresas approved the merger of Telefonica Data Chile S.A. into Telefonica Empresas CTC Chile S.A.

  CTC-Equipos

     CTC-Equipos operates Telefonica CTC Chile's public and rural telephone operations and provides home telephone installations, mainly for residential customers.

  t-gestiona

     On August 1, 2001, t-gestiona officially began operations as a wholly owned subsidiary of Telefonica CTC Chile. This subsidiary is responsible for the provision of support services to other business areas of the Company, including: delivering logistics, fund management, insurance, collection, personnel, tax, real estate administration and general services.

  Publiguias

     Publiguias is an affiliate of Telefonica CTC Chile and a subsidiary of Telefonica S.A. in charge of the publication, distribution and sale of advertising space in telephone directories, as well as the sale of Chilean tourism guides.

  Atento Chile

     On May 5, 1999, Atento Chile was incorporated under the laws of Chile. Atento Chile is currently 28.84% owned by Telefonica CTC Chile (27.41% directly and 1.43% indirectly) and 70% owned by Atento Holding Chile S.A. Atento Holding Chile S.A. is 99.9% owned by Atento Holding Inc., and 99.9% of the latter is controlled by the Telefonica Group. Through Atento Holding Inc., the Telefonica Group operates an integrated global call-center business platform among its members. A new outsourcing agreement between Telefonica CTC Chile and Atento Chile became effective on May 22, 2001, for a term of up to July 31, 2004. Pursuant to the agreement, Atento Chile offers Telefonica CTC Chile directory assistance, technical assistance and customer complaint management, as well as general commercial and sales information. Similar agreements, involving all of the Company's subsidiaries, are also in effect.

D.  Property, Plants and Equipment

     The principal plant and equipment of the Company consists of outside plant and switching equipment and operating units that are located throughout the country. The Company's land and buildings principally consist of its telephone exchanges and other technical, administrative and commercial properties. As of December 31, 2002, the Company's telephone plants and equipment represented 84.3% of its gross fixed assets (including depreciation); construction in progress represented 3.5%, land and buildings represented 5.4%, and furniture, office equipment and other assets represented 6.8%. Substantially all of Telefonica CTC Chile's telephone exchanges are situated within buildings owned by the Company. Telefonica CTC Chile also owns its corporate headquarters located at Avenida Providencia 111 in Santiago. This building, which houses the Company's principal offices, was completed in October of 1996 and currently provides office space for the majority of the administrative and technical staff of Telefonica CTC Chile and its subsidiaries. The assets of Telefonica CTC Chile and its subsidiaries are insured, subject to standard deductibles and other terms and conditions, for all events of physical damage and loss of revenue resulting from service outages. As of December 31, 2002, the assets and operating revenue insured totaled approximately Ch$ 2,166,511million (US$ 3,015 million), which consisted of Ch$ 1,438,558 million (US$ 2,002 million) in insured assets and Ch$ 727,953 million (US$ 1,013 million) in insured revenues.

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

     The information in this Item 5 should be read in conjunction with the Company's Audited Consolidated Financial Statements and the notes thereto included elsewhere in this Annual Report. The Audited Consolidated Financial Statements have been prepared in accordance with Chilean GAAP, which differs in some significant respects from U.S. GAAP. See Note 34 of the Company's Audited Consolidated Financial Statements for a description of the main differences between Chilean GAAP and U.S. GAAP and a reconciliation to U.S. GAAP of net income and total shareholders' equity. Prior to this Annual Report, the Company has historically prepared the audited consolidated financial statements to its annual reports in U.S. GAAP. As a result, the Audited Consolidated Financial Statements, the financial data presented below and other financial data contained in this Annual Report, which unless otherwise indicated has been prepared in accordance with Chilean GAAP, may not be directly comparable to similar data presented in prior annual reports.

Overview

     Telefonica CTC Chile is the largest telecommunications enterprise in Chile. The Company provides a broad range of telecommunications services throughout Chile, including local telephone service, mobile communications services, domestic and international long distance service, data transmission, broadband access and services, dedicated lines, terminal equipment sales and leasing, public telephone service, interconnection services, certain value-added services, and Internet access for corporate customers.

  The Tariff Decree

     The Company's results from operations have been significantly affected by the regulatory changes introduced in 1999 with the publication of Tariff Decree No. 187. The tariff structure, which regulates, among other things, the maximum rates and fees that the Company can charge for certain traditional fixed line local telephony services, does not equally apply to certain other local telephony operators, mobile phone service providers and cable telephony operators with which the Company competes. The introduction of the tariff decree caused a reduction of approximately 25% in regulated revenue per line in the first year, and has since continued to negatively affect the Company's results for its Fixed Telephony segment. The Company has sought administrative relief to correct what it believes are errors and illegalities committed in the previous tariff setting process, which has been denied, and has filed a civil lawsuit against the State of Chile for damages resulting from such errors and illegalities. A new tariff decree covering local telephone service is scheduled to be issued in May 2004. Since 1999, the Company has also been affected by increased competition, especially in fixed and mobile telephony, as well as by a slowdown in the Chilean economy, which has been reflected in decreases in local and long distance traffic and an increase in customer non-payment.

  The Chilean Economy

     Nearly all of the Company's customers are Chilean individuals or companies, and substantially all of the Company's operations are located in Chile. As a result, the Company's operating and financial performance is sensitive to, and dependent upon, the level of economic activity in Chile. Since experiencing a drop in GDP of 1.0% in 1999, the Chilean economy has returned to growth with GDP expanding at rates of 4.4% in 2000, 2.8% in 2001 and 2.1% in 2002. However, these growth rates are relatively low in comparison to historical rates. The Central Bank has continued to pursue a policy aimed at restraining inflation, which was 2.8% in 2002, and maintaining a low current account deficit, which was 0.8% of GDP in 2002. Unemployment has shown some improvement, declining from 9.7% in 1999 to 9.2% in 2000 and 2001 and reaching 9.0% in 2002, but remains at a high enough level to result in cautious consumer spending, which has impacted demand for telecommunications services.

     Due to the importance of the level of economic activity and other macroeconomic variables to the Company's businesses, Telefonica CTC Chile monitors and analyzes Chilean and related foreign economic indicators. Accordingly, the Company has established a "Risk Monitor Index" for internal use, aimed at anticipating possible crises. This indicator is currently at low to neutral risk levels.

  Company Strategy

     As a result of the above, in 1999 the Company was forced to reevaluate its rapid expansion strategy, which had resulted in a 17% compound annual growth rate for fixed lines between 1989 and 1998, in order to realign the Company's operations and financial situation to the new economic, regulatory and competitive environment. The basis of this new strategy, which is aimed at recovering cash flow, is a focus on the Company's core business areas, which are its local and long distance businesses, mobile communications and corporate customer communications (including data transmission). In line with this focus, the Company has sold certain non-core assets, the most significant of which were its cable TV network and related assets in July 2000 and a 25% stake in its information systems subsidiary, Sonda, in September 2002, although the Company still maintains a 35% stake in this subsidiary.

     In addition, since 1999 Telefonica CTC Chile has implemented major cost reduction initiatives and strict cost control measures, with a focus on reducing much of the fixed costs associated with the expansion of the local telephony network and controlling general and administrative expenses. To this end, the Company and its subsidiaries have implemented early retirement and personnel reduction plans which have resulted in a net consolidated personnel reduction of 49.1% between 1998 and 2002.

     Telefonica CTC Chile continues to rationalize its capital expenditures plans, substantially reducing investments in less profitable areas such as local telephony and assigning most of its capital expenditures to higher growth businesses such as mobile communications, data transmission and broadband. As a result, the Company's capital expenditures have dropped from an annual average of Ch$290,251 million in the five years prior to the tariff decree (1995 - 1999) to an average of Ch$178,896 million per year between 2000 and 2002, reaching Ch$146,256 million in 2002

     Since the second half of 1999, the Company has applied substantially all of its net cash flow from operations, together with the net cash flow generated from the sale of non-core assets, to the reduction of debt. This has allowed Telefonica CTC Chile to reduce its total interest-bearing debt from levels of Ch$1,534,795 million in December 1999 to Ch$1,130,422 million as of December 2002, reaching a leverage ratio of 1.09 times in December 2002, as compared to
1.36 times in December 1999. The leverage ratio is calculated as total liabilities over shareholders' equity.

     In order to ensure future growth and increase profitability and cash flow, as of 2000 the Company has also focused on providing innovative products and services. Some of the most significant new products introduced by the Company have been its broadband service with ADSL technology, home security and surveillance systems, prepaid services for fixed telephony and alternative tariff plans for long distance services. All these products have experienced significant growth rates and, since they utilize the Company's extensive nationwide fixed line infrastructure, require relatively low levels of investment and serve to increase the average revenue per customer. In mobile communications, the Company's most significant new project has been the deployment of a new nationwide GSM/GPRS network in the 1900 MHz frequency (PCS).

Recent Developments and Trends

     During the first half of 2003, the Chilean economy has remained stable and has shown moderate signs of recovery. GDP growth in 2003 is projected to be between 3.0% and 4.0%, and approximately 4.0% in 2004, together with expectations of an increase in domestic demand. Projections for economic growth in Chile continue to be significantly better than in most other Latin American countries. The Chilean peso to U.S. dollar exchange rate is not expected to depreciate substantially during the remainder of 2003 and in fact, has appreciated by 1.4% between December 31, 2002 and May 23, 2003. Additionally, inflation for the first half of 2003 has remained under control, within the 2% to 4% limit established by the Central Bank, and is estimated to reach 3.2% for the entire year.

     The processes for setting the next tariff decrees for both mobile and fixed line telephony are already underway. The Company does not foresee significant changes to its business strategy, operations or capital expenditures plans until both of these regulatory issues are resolved in February and May of 2004, respectively.

     The Company estimates that its capital expenditure plan for 2003 will be approximately Ch$150,000 million. The Company also expects to continue with a conservative financial strategy, using free net cash flow to reduce debt. During 2003, Telefonica CTC Chile expects to maintain strict cost controls, while at the same time continuing to focus most of its efforts on revenue generation and on increasing the revenue per user in each business segment.

     In each of its core business areas, Telefonica CTC Chile expects that trends will continue in line with what was observed during 2002 and the first quarter of 2003. The Company does not expect significant fixed line growth, although the Company expects to continue marketing additional services that add value to existing fixed lines. In line with this goal, Telefonica CTC Chile's commercial efforts will be focused mainly on the expansion of ADSL, as well as Telemergencia (home security) and prepaid services for fixed lines.

     The Company expects the long distance market to continue to be affected by the slowdown in the Chilean economy, as well as by the substitution of mobile and Internet traffic for traditional fixed line use. To offset these effects, the Company will continue its commercial efforts to expand the usage of long distance services through alternative service and payment plans, such as flat fee rate structures.

      The focus of the mobile business will continue to be the development of Telefonica Movil's nationwide GSM/GPRS network. The Company expects mobile subscriber growth to continue during 2003, although the mobile telephony market may be substantially impacted in ways that the Company cannot now predict with the issuance of a new tariff decree setting CPP rates in 2004. The Company anticipates that the growth of mobile subscribers may slow in the future, as mobile phone market penetration has reached levels of approximately 40 mobile lines per 100 inhabitants, which is relatively high for Chile, especially in light of the fact that fixed line penetration is only 22.5 lines per 100 inhabitants and per capita GDP in Chile was only US$ 4,261 in 2002

     The Company expects to see further growth in the corporate customer and data transmission market, mainly driven by increased connectivity of data links for medium businesses, as well as advanced services over IP for large corporate customers who have satisfied their data transmission requirements.

     In December 2003, Telefonica CTC Chile expects to renegotiate the collective labor contracts of those employees whose contracts were frozen in the previous collective negotiation process in June of 2002, in accordance with
Article 369 of the Chilean Labor Code. At that time, the Company signed new labor contracts with 1,661 employees, while the remaining 3,445 employees, represented by 12 unions, implemented a legal strike that lasted 28 days. Following the strike, the unions involved in the strike elected to invoke
Article 369 of the Chilean Labor Code, thus freezing their existing contracts for a period of 18 months, without readjustment. The Company can provide no assurance that it will be able to successfully negotiate such new contracts on terms favorable to it, or that the unions involved in the negotiations will not choose to implement a labor strike at such time.

Critical Accounting Policies

     The preparation of the Audited Consolidated Financial Statements, which are included in this Annual Report, requires the Company to make estimates and judgments that affect the reported amounts of assets and liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities as of the date of such financial statements. Actual results may differ from these estimates under different assumptions or conditions. Critical accounting policies are defined as those that involve significant judgments and uncertainties and which would potentially result in materially different results under different assumptions and conditions. The Company believes that its critical accounting policies are limited to those described below. For a detailed discussion on the application of these and other accounting policies, see the notes to the Audited Consolidated Financial Statements.

     Goodwill. Under Chilean GAAP, assets acquired and liabilities assumed are recorded at their carrying value, and the excess of the purchase price over the carrying value is recorded as goodwill. Circular No.1358, issued by the SVS and dated December 3, 1997, extended the maximum amortization period of goodwill to 20 years from the previous 10 years. The Company is using the maximum life of 20 years to amortize goodwill under Chilean GAAP, with the exception of the goodwill related to Sonda. See "Item 10: Additional Information--Material Contracts" for a description of the Company's material contracts.

     For U.S. GAAP purposes, effective January 1, 2002, the Company adopted Financial Accounting Standards Board ("FASB") Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets." SFAS No. 142 supercedes Accounting Principle Board ("APB") Opinion No. 17, "Intangible Assets," and changes the accounting for goodwill and other intangible assets acquired individually or with a group of other assets, and those acquired in a business combination, by eliminating prospectively the amortization of all existing and newly acquired goodwill and other intangible assets with indefinite lives. SFAS No. 142 requires goodwill and other intangible assets to be tested at least annually for impairment based on the fair value of the reporting unit associated with the goodwill. Separable other intangible assets that are not deemed to have an indefinite life will continue to be amortized over their useful lives. SFAS No. 142 also requires that the Company complete a transitional goodwill impairment test within six months from the date of adoption. The amortization provisions of SFAS No. 142 applied immediately to goodwill and intangible assets acquired after June 30, 2001.

     In accordance with the transitional guidance and the adoption of SFAS No. 142, the Company completed a transitional impairment test and determined that there was no goodwill impairment.

     In addition to its transitional goodwill impairment test, the Company performed its annual goodwill impairment test required under SFAS No. 142 on December 31, 2002. The results of that test indicated no impairment of goodwill. The Company will perform its annual goodwill impairment test on a going-forward basis on December 31 of each year.

     Most of the existing goodwill was generated in our mobile telephone segment. See "Item 4: Information on the Company--Business Overview--Business Areas--Mobile Communications" for a description of the Company's mobile telephony business.

     Deferred Income Taxes. Under Chilean GAAP, until December 31, 1999, deferred income taxes were recorded based on non-recurring timing differences between the recognition of income and expense items for financial statement and tax purposes. Chilean GAAP also permitted not providing for deferred income taxes where a deferred tax asset or liability is not expected to be realized. Starting January 1, 2000, the Company recorded income taxes in accordance with Technical Bulletin No. 60 of the Chilean Association of Accountants dated May 26, 1998, recognizing, using the liability method, the deferred tax effects of temporary differences between the financial reporting basis and the tax basis of assets and liabilities. As a transitional provision, a contra asset or liability has been recorded for the effects of the deferred tax assets and liabilities not recorded prior to January 1, 2000. Such contra asset or liability must be amortized to income over the estimated average reversal periods corresponding to the underlying temporary differences to which the deferred tax asset or liability related. Deferred tax assets recorded as the result of tax loss carry-forwards are reversed as utilized.

     Under U.S. GAAP, companies must account for deferred taxes in accordance with SFAS No. 109, which requires an asset and liability approach for financial accounting and reporting of income taxes, under the following basic principles:
(i) a deferred tax liability or asset is recognized for the estimated future tax effects attributable to temporary differences and tax loss carry forwards; (ii) the measurement of deferred tax liabilities and assets is based on the provisions of the enacted tax law and the effects of future changes in tax laws or rates are not taken into effect until such rates or laws are enacted; and
(iii) the measurement of deferred tax assets is reduced by a valuation allowance, if based on the weight of available evidence, it is more likely than not that some portion of the deferred tax assets will not be realized.

     Temporary differences are defined as any difference between the financial reporting basis and the tax basis of an asset and liability that at some future date will reverse, thereby resulting in taxable income or expense. Temporary differences ordinarily become taxable or deductible when the related asset is recovered or the related liability is settled. A deferred tax liability or asset represents the amount of taxes payable or refundable in future years under currently enacted tax rates as a result of temporary differences at the end of the current year. The effects of the differences, primarily related to the amortization of the complementary account which, does not exist in U.S. GAAP, are discussed in Note 34(r) to the Audited Consolidated Financial Statements of the Company.

     Property, Plant and Equipment. The Company believes that the accounting estimate related to the establishment of asset depreciable lives is a "critical accounting estimate" because: (1) it requires management to make assumptions about technology evolution and competitive uses of assets and (2) the impact of changes in these assumptions could be material to our financial position, as well as our results of operations. Management's assumptions about technology and its future development require significant judgment because the timing and impacts of technology advances are difficult to predict.

     Derivative Contracts. The Company enters into hedging activities using contracts defined as "derivatives" under both Chilean and U.S. GAAP for the following reasons:

     o The Company is exposed to interest rate risk associated with its debt borrowings. In order to hedge the risk associated with fixed/variable rate debt, the Company enter into interest rate swap, forward rate agreements and collar agreements to cover its exposure.

     o The Company is exposed to foreign currency risk arising from long-term debt denominated in foreign currencies, the major portion of which is the U.S. dollar and the euro. Exchange rate fluctuations between the Chilean peso and the U.S. dollar / euro, are managed through the use of U.S. dollar or euro /UF forward foreign exchange contracts.

     Under Chilean GAAP, the Company must account for these derivatives under Technical Bulletin No. 57 of the SVS. See Note 2 (u) and Note 2 (v) of the Audited Consolidated Financial Statements.

     Under U.S. GAAP, these derivatives are accounted for under SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" (as amended by SFAS No. 138) which requires recognition of the assets or liabilities associated with these derivative contracts in the statement of financial position and that these derivatives be measured at fair value. Certain conditions must be met in order to designate these derivatives as "hedges" under this pronouncement. Historically, these conditions have been met and the Company, therefore, adopted the specified accounting treatment for these defined "hedges." See Note 34 of the Audited Consolidated Financial Statements.

     Allowance for Doubtful Accounts. The Company establishes an allowance for doubtful accounts on our accounts receivable based on a combination of the following factors:

     The Company records a valuation allowance for 100% of its aged accounts receivable that are more than 120 days overdue.

     In circumstances where the Company is aware of a specific customer's inability to meet its financial obligations, a specific reserve for bad debts is recorded for amounts due in order to reduce the receivable to the amount the Company reasonably believes will be collected.

     Severance Indemnity. Under the Company's employment contracts, it has committed to provide a lump sum payment to each employee at the end of their employment, whether due to death, termination, resignation or retirement, subject to the exceptions established in Article No. 160 of the Chilean Labor Law. The Company has elected to use the actuarial method of accounting for this liability under Chilean GAAP. Therefore, these obligations are recorded at the present value of the liability determined at each year-end based on the current salary and average service life of each employee. The Company uses a real discount rate of 7% and assumes an average service life, which varies, based upon years of service with the Company. The 7% real annual discount rate does not include a projection of inflation, nor do the actuarial assumptions include a projection of future salary increases. All such future salary increases are expected to approximate the increase in inflation over a long-term period. For U.S. GAAP purposes, the severance indemnity described above may be determined based on the vested benefits to which the employees are entitled if their employment terminated immediately (settlement basis) per Emerging Issues Task Force ("EITF") Issue No. 88-1 or in accordance with SFAS No. 87. The Company has adopted SFAS No. 87, "Employer's Accounting for Pensions" accounting for U.S. GAAP purposes.

Revenue and cost recognition

  Chilean GAAP

     Revenues and expenses are recognized on the accrual basis, when the goods and services are actually provided.

     Revenues:

     o Since invoices are issued on dates other than accounting cut-off dates, as of the date of preparation of the financial statements, services rendered and not invoiced have been accrued as revenue, and determined on the basis of the contracts and traffic at the agreed-upon prices and conditions.

     o Revenue from sales of pre-paid service cards are only recognized in the period in which the service is provided or when the card expires, whichever happens first.

     o Sales of hardware and software licenses are recorded when the equipment and/or software are delivered. Revenues from projects are recorded on a percentage completion basis according to the degree of completion of the projects.

     Expenses:

     o The subsidies on sale of cellular telephones represent the difference between the cost at which the cellular equipment is acquired from suppliers and their resale value to customers. These differences are recognized at sale.

     o For accommodation contracts, where the Company lends the phone to the customer over the life of the associated service agreement, these phones are amortized over the average life of such service contract.

     o    Commissions on sales of phones and service are recognized at sale.

  U.S. GAAP

     Under U. S. GAAP, with the exception of the treatment of commissions on service contracts that are amortized over the average life of the contract, revenues and expenses are recognized in the same manner as Chilean GAAP.

     Until 2000, under Chilean GAAP, sale commission costs were deferred and expensed over a period from 6 to 24 months. On January 1, 2001, the Company changed its Chilean GAAP accounting policy from recognition of the full costs of sales commissions on all new sales at the time of sale, with the exception of one new product line for which commission costs are partially deferred and expensed over 24 months. Under U.S. GAAP, as the minimal contractual revenue does not exceed the direct costs, sales commission expenses are recognized at sale.

Reconciliation to U.S. GAAP

     Prior to this Annual Report, the Company has historically prepared the audited consolidated financial statements to its annual reports filed with the Securities and Exchange Commission (the "SEC") on Form 20-F in U.S. GAAP. The Company has prepared its Audited Consolidated Financial Statements included in this Annual Report in conformity with Chilean GAAP, with a reconciliation to U.S. GAAP of net income and shareholders' equity for the periods and as of the dates covered thereby. Chilean GAAP differs in some significant respects from U.S. GAAP. The Company has provided in Note 34 to the Audited Consolidated Financial Statements a description of the principal differences between Chilean GAAP and U.S. GAAP, as they relate to the Company, in accordance with Item 17(c)(4)(a)(i) of the SEC Rules and Regulations.

     In previous years, management of Telefonica CTC Chile, in consultation with the Company's prior auditors, considered that certain accounting principles it applied were correct and in accordance with U.S. GAAP. Upon reconsideration, management has determined that it is appropriate to make certain restatements to the 2000 and 2001 amounts previously reported under U.S. GAAP. Accordingly, net income and shareholders' equity under U.S. GAAP for both 2000 and 2001 have been restated. The effects of the adjustments under the restatement have resulted in a change in the reported net loss of the Company under

U.S. GAAP from a loss of Ch$16,490 million to a loss of Ch$36,726 million in 2001, and from a reported net loss of Ch$130,210 million to a loss of Ch$136,504 million in 2000. As a result, shareholders' equity in accordance with U.S. GAAP has been adjusted from Ch$1,145,488 million to Ch$1,127,453 million in 2001 and from Ch$1,166,036 million to Ch$1,161,331 million in 2000. The Company has provided a more detailed discussion of the restatement in Note 34(s) to the Audited Consolidated Financial Statements.

A.  Operating Results

Net Income and Operating Revenues for 2000, 2001 and 2002

     The following table presents historical information regarding the contribution, by amount and as a percentage of total operating revenues, of each of the Company's business segments to the Company's total operating revenues during the periods indicated below, calculated in accordance with Chilean GAAP.

                               OPERATING REVENUES

                                                                                   Year ended December 31,
                                                   --------------------------------------------------------------------------------
                                                                     % of Total              % of Total                % of Total
                                                                      Operating               Operating                 Operating
                                                        2000          Revenues    2001        Revenues     2002         Revenues
                                                   ------------      ----------  --------    -----------  --------    -------------
                                                   (in millions of constant Ch$ as of December 31, 2002, except percentage amounts)
FIXED TELEPHONY ..................................      429,099         47.7%    412,469         44.8%    381,227         44.2%
 Primary Service .................................      388,003         43.2%    370,070         40.2%    353,118         40.9%
    Fixed monthly charge .........................      169,694         18.9%    164,094         17.8%    158,733         18.4%
    Variable charge ..............................      174,137         19.4%    167,464         18.2%    156,447         18.1%
    Connections & Installations ..................        8,886          1.0%      8,021          0.9%      6,960          0.8%
    Value-added services .........................       17,720          2.0%     17,473          1.9%     17,163          2.0%
    Terminal equipment marketing .................        8,498          0.9%      7,388          0.8%      4,967          0.6%
    Other fixed telephony revenues ...............        9,068          1.0%      5,630          0.6%      8,848          1.0%
 Access charges and Interconnections .............       26,379          2.9%     24,267          2.6%     23,265          2.7%
    Interconnections to LD carriers ..............       12,686          1.4%     13,617          1.5%     12,949          1.5%
    Other interconnection services ...............       13,693          1.5%     10,650          1.2%     10,316          1.2%
 Directory advertising ...........................       14,717          1.6%     18,132          2.0%      4,844          0.6%
LONG DISTANCE (1) ................................       76,328          8.5%     81,902          8.9%     74,731          8.7%
MOBILE COMMUNICATIONS ............................      183,147         20.4%    184,172         20.0%    206,931         23.9%
 Outgoing traffic, equipment sales and
    other revenues ...............................      105,657         11.8%    102,954         11.2%    120,894         14.0%
 Interconnection from CPP (2) ....................       77,490          8.6%     81,218          8.8%     86,037          9.9%
CORPORATE CUSTOMERS
COMMUNICATIONS AND DATA ..........................       59,711          6.6%     72,334          7.9%     86,207         10.0%
INFORMATION SYSTEM SERVICES
(SONDA) (3) ......................................       96,826         10.8%    112,828         12.3%     62.322          7.2%
OTHER BUSINESSES .................................       53,944          6.0%     56,330          6.1%     51,731          6.0%
 Public telephones ...............................       19,761          2.2%     16,056          1.7%     12,078          1.4%
 Interior installation and
 equipment marketing .............................       26,842          3.0%     26,371          2.9%     28,243          3.3%
Other operating revenues .........................        7,341          0.8%     13,903          1.5%     11,410          1.3%
TOTAL OPERATING REVENUES .........................      899,055          100%    920,035          100%    863,149          100%


------------------------------------

(1) Revenues from long distance service include revenues from long distance traffic and the rental of the long distance network to other telecommunications operators.
(2) CPP was implemented for mobile communications as of February 23, 1999. CPP interconnection revenues represent the revenues generated by incoming calls to Telefonica Movil from all fixed line networks and other mobile operators.
(3) For the years 2000 and 2001, and for the months of January through August of 2002, revenues from the Company's information systems services provider, Sonda, are presented on a fully consolidated basis in accordance with Telefonica CTC Chile's 60% stake in Sonda during such periods. On September 26, 2002, the Company signed an agreement to sell 25% of Sonda, reducing the Company's interest to 35% of the subsidiary. As a result, as of and including September 2002, the Company now recognizes the corresponding percentage of Sonda's net income through the equity method.

Results of Operations for the Year Ended December 31, 2002 Compared to the Year Ended December 31, 2001

     Since the acquisition of a 60% stake of the Company's information systems subsidiary, Sonda, on January 11, 1999, and for the months of January through August of 2002, Telefonica CTC Chile fully consolidated the financial results of Sonda. On September 26, 2002, the Company entered into an agreement to sell 25% of Sonda, resulting in the transfer of its previous controlling interest in Sonda and control over the administration of that company to a third party. Consequently, as of September 2002, 35% of Sonda's net income is recognized under the equity method.

  Operating Revenues

     Operating revenues decreased by 6.2% to Ch$863,149 million (US$ 1,201.1 million) in 2002 from Ch$920,035 million in 2001. Fixed Telephony revenues, which accounted for 44.2% of the Company's operating revenues in 2002, decreased by 7.6% to Ch$381,227 million (US$ 530.5 million) as compared to Ch$412,469 in 2001. Revenues from the Long Distance business segment, which accounted for 8.7% of total revenues in 2002, decreased by 8.8% to Ch$ 74,731 million (US$ 104.0 million) as compared to Ch$81,902 million in 2001. Revenues from the Mobile Communications business segment, which accounted for 23.9% of the Company's revenues in 2002, increased by 12.4% to Ch$206,931 million (US$288.0 million) as compared to Ch$184,172 million in 2001. Revenues from the Corporate Customers Communications and Data business segment, which accounted for 10.0% of the Company's revenues in 2002, increased by 19.2% to Ch$86,207 million (US$ 120.0 million) as compared to Ch$72,334 in 2001. Revenues from the Information System Services business segment, which accounted for 7.2% of the Company's revenues in 2002, decreased by 44.8% to Ch$62,322 million (US$ 86.7 million) as compared to Ch$112,828 million in 2001. As mentioned above, Sonda revenues in 2002 were only consolidated for the months of January through August. Revenues from Other Businesses, which accounted for 6.0% of the Company's revenues in 2002, decreased by 8.2% to Ch$51,731 million (US$ 72.0 million) as compared to Ch$56,330 million in 2001.

     Revenues from Fixed Telephony Services

     The Fixed Telephony business segment consists of traditional telephone service (which includes the sale and rental of telephone equipment and certain value added services), network interconnection services provided to other telecom operators, directory advertising and new services that the Company offers using the fixed line infrastructure. Results for the Fixed Telephony segment are recorded under its three components units: primary service; access charges and interconnections; and directory advertising.

     Fixed Telephony revenues decreased 7.6% to Ch$381,227 million (US$ 530.5 million) from Ch$412,469 million in 2001. The decrease, which is in line with a downward trend in Fixed Telephony revenues since 1999, is mainly attributable to the ongoing negative effects on the Company's traditional local telephony business of Tariff Decree No. 187, increased competition from local, mobile and cable TV operators and a decrease in traffic levels resulting from slower than expected economic growth in Chile. The larger decrease in revenues in 2002 as compared to 2001 was primarily the result of lower revenues from directory advertising due to the terms of a new agreement signed with Publiguias, a Yellow Pages provider, in the second half of 2001. The decrease in Fixed Telephony revenues was partly offset by growth in various new offerings by the Company of non-regulated services which utilize the existing fixed line network capacity, such as prepaid services, broad band services through ADSL and flat fee tariff plans for Internet access, among others.

     Most of the Company's Fixed Telephony revenues are subject to tariff regulation, including its fixed monthly charge, variable charge, line connections, directory assistance and interconnection services. The maximum tariff that Telefonica CTC Chile is permitted to charge for each tariff-regulated service is linked to a Tariff Index which is based on the WPI for domestic goods, the WPI for imported goods, and the Chilean wage and salary index, that permits Telefonica CTC Chile to automatically adjust the maximum tariff for such service. See "Item 4: Information on the Company--Business Overview--Licenses and Tariffs--The Tariff System" for a description of the process of adjustment.

     The following table sets forth the general WPI, the WPI for domestic goods, the WPI for imported goods, and the Chilean wage and salary index for the years ended December 31, 2000, 2001 and 2002:

                                                  Year ended December 31,
                                           -----------------------------------
                                             2000          2001         2002
                                           -------       -------      --------
WPI ...................................     7.90%         3.13%        10.43%
WPI for domestic goods.................     8.20%         2.73%        10.81%
WPI for imported goods.................     7.03%        13.33%         9.39%
Chilean wage and salary index..........     0.70%         2.56%         1.19%


     As a consequence of the lower profitability of fixed lines caused by the 1999 tariff decree, Telefonica CTC Chile has substantially frozen investments in new lines and focused on utilization of its installed capacity. The implementation of this policy, together with the effect of increased line disconnections of customers with 120 days past due accounts in 2002, resulted in lines in service growth of 0.8% in 2001, and a decrease of 1.3% in 2002.

     Primary service. Revenues from primary service, which includes, among other things, fixed monthly charges, variable charges, connections and other installations, value added services and equipment marketing, decreased by 4.6% in 2002 to Ch$353,118 million (US$ 491.4 million) from Ch$370,070 million in 2001. Primary Service represented 92.6% of all revenues from fixed telephony services in 2002.

     Revenues from fixed monthly charges decreased by 3.3% in 2002 to Ch$158,733 million (US$ 220.9 million) from Ch$164,094 million in 2001. This decrease was mainly attributable to a 1.0% additional tariff reduction applied in May of 2001 and 2002, pursuant to Tariff Decree No. 187. Also contributing to this decline was the 0.2% drop in average lines in service in 2002, which resulted from increased disconnections of lines suspended for over 120 days.

     Revenues from variable charges decreased by 6.6% in 2002 to Ch$156,447 million (US$ 217.7 million) from Ch$167,464 million in 2001, as a result of (i) a 0.2% reduction in average lines in service, (ii) a 0.5% decrease in traffic per line per day, (iii) an increase in the proportion of Internet traffic to total local traffic, which is charged at lower rates than regular local calls and (iv) a 1.0% additional tariff reduction applied to the per-minute rate in May of 2001 and 2002, pursuant to Tariff Decree No. 187.

     Revenues from installations and connections decreased by 13.2% in 2002 to Ch$6,960 million (US$ 9.7 million) from Ch$8,021 million in 2001, principally due to a 22.9% drop in other installations, such as cut-off and replacement of lines and charges for transferring and moving fixed lines, partially offset by a 12% increase in revenues from connections to the public network as a result of a 3.0% increase in the number of lines connected in 2002.

     Value-added services revenues include revenues generated from (i) dedicated lines and (ii) revenues from value-added services for residential customers including, among other things, change of phone number, voice mail, detailed invoice call waiting and call transfer. Revenues from value-added services decreased by 1.8% in 2002 to Ch$17,163 million (US$ 23.9 million) from Ch$17,473 million in 2001, due primarily to an 11.0% decrease in revenues from dedicated lines, which are increasingly being replaced by more advanced products such as ADSL lines. This was partly offset by an increase in revenues from detailed billing services and monthly charges for supplementary services, as a result of higher customer usage of these services.

     Revenues from terminal equipment marketing decreased by 32.8% in 2002 to Ch$4,967 million (US$ 6.9 million) from Ch$7,388 million in 2001, primarily due to a decrease in the volume of terminal equipment rentals. These revenues include the sale and leasing to residential customers of telecommunications equipment such as, among other things, telephones, facsimiles and multiple lines.

     Other fixed telephony revenues include revenues from, among other things, operator services, rural telephony and flat fee lines for Internet access. These revenues increased 57.2% in 2002 to Ch$8,848 million as compared to Ch$5,630 million in 2001, mainly due to increased revenues from flat fee plans for Internet access.

     Access charges and interconnection. Access charge and interconnection revenues decreased by 4.1% to Ch$23,265 million (US$ 32.4 million) in 2002 from Ch$24,267 million in 2001, due to a 9.3 % and 0.2% decrease in DLD market traffic and ILD market traffic, respectively.

     Directory advertising. Revenues from directory advertising decreased by 73.3% in 2002 to Ch$4,844 million (US$ 6.7 million) from Ch$18,132 million in 2001, due to lower revenues under a new contract entered into by Telefonica CTC Chile and Publiguias as of the second half of 2001. Pursuant to this agreement, Telefonica CTC Chile receives a percentage of the revenues generated by the sale of advertisements in the Yellow Pages and the White Pages, published by Publiguias.

     Revenues from Long Distance Services

     188 Telefonica Mundo, a 99.2%-owned subsidiary of Telefonica CTC Chile, and Globus, a 99.99%-owned subsidiary of Telefonica CTC Chile, hold concession rights to provide domestic and international long distance services throughout Chile. The Long Distance business segment includes revenues from domestic and international long distance traffic carried by the Company's two long distance subsidiaries as well as revenues from the rental of 188 Telefonica Mundo's long distance network to other telecom operators. The long distance market is a very competitive environment, and the Company has experienced lower volumes of traffic in 2002 due to lower than expected economic growth and the substitution of mobile telephones and Internet communications for traditional fixed line usage. In 2002, total revenues from the Long Distance business segment were Ch$74,731 million (US$ 104.0 million), as compared to Ch$81,902 million in 2001, a decrease of 8.8%. The decrease was mainly attributable to (i) a 8.6% decrease in revenues from DLD services to Ch$32,936 million from Ch$36,017 million in 2001, which reflected a 10.3% decrease in DLD traffic resulting from the slower than expected economic recovery and the substitution effect, as mentioned above,
(ii) a 9.8% decrease in revenues from outgoing ILD services to Ch$28,048 million from Ch$31,088 million in 2001, attributable to a lower average price per outgoing minute as a result of increased competition, offset by a 5.2% increase in outgoing ILD traffic carried by 188 Telefonica Mundo and Globus, and (iii) a 7.1% decrease in revenues from the rental of the long distance network due to decreased pricing for these services and lower market traffic in general. The decrease in Long Distance revenues was partially offset by the development of new products and services by Telefonica Mundo, which have allowed the Company to expand the long distance market, generate traffic and increase customer loyalty and brand recognition.

     Revenues from Mobile Communications

     The Mobile Communications business receives revenues from outgoing cellular traffic, interconnection fees from incoming calls from other networks and mobile equipment sales. The Chilean mobile market is highly competitive and shows relatively high levels of penetration resulting from substantial growth during the previous five years. The rate of mobile market penetration has increased from 3% at the end of 1997 to 38.8% as of year-end 2002.

     Total revenues from mobile communications increased by 12.4% to Ch$206,931 million (US$ 288.0 million) in 2002, as compared to Ch$184,172 million in 2001. This increase can be primarily explained by (i) a 17.4% increase in outgoing traffic and equipment sales revenues to Ch$120,894 million in 2002 from Ch$102,954 million in 2001 and (ii) a 5.9% increase in revenues from interconnections associated with incoming calls from other networks to Ch$86,037 million as compared to Ch$81,218 million in 2001. The increased revenues noted above are primarily attributable to a 22.5% growth in the average size of the subscriber base in 2002, and, as of December 31, 2002, the Company had 1,849,283 mobile telephony customers, a 17.8% increase over the year end number for 2001. This increase was offset by a decrease in the average monthly revenue per customer, or "ARPU," directly associated with the growth in the proportion of prepaid service customers, who have a lower ARPU than subscribed service clients with contracts. Prepaid service customers represented 76.3% of the total average of subscribed service clients at the end of 2002, as compared to 74.9% at the end of 2001.

     Revenues from Corporate Customers Communications and Data

     Corporate Customers Communications and Data include revenues from (i) the sale and rental of telecommunications equipment to corporate customers of mainly voice equipment (i.e. fax, PABX, etc.), (ii) complementary telephone services, such as 600, 700 and 800 numbers and digital communication services, (iii) data services, including ATM, Frame Relay, data equipment and services related to the IP network and (iv) dedicated links and other services, including videoconference, Datared, E1 Links and VSAT, Internet access, housing, hosting and consulting services to corporate customers.

     Revenues from Corporate Customers Communications and Data increased by 19.2% to Ch$86,207 million (US$ 120.0 million) in 2002, as compared to Ch$72,334 million in 2001. This increase was mainly due to (i) a 25.1% increase in revenues from the sale and rental of equipment to Ch$24,501 million from Ch$19,579 million in 2001, mainly as a result of increased sales of projects to corporate customers; (ii) a 53.4% increase in complementary services to Ch$12,383 million from Ch$8,070 million in 2001, mainly due to increased sales of digital lines for business clients and value added services; (iii) a 12.3% increase in data service revenues to Ch$18,232 million from Ch$16,231 million in 2001, mainly as a result of increased demand for data connectivity services, which led to an increase of 8.5% in the number of ATM links during 2002, and an increase of 32.0% in the number of IP network connections; and (iv) a 9.3% increase in revenues from dedicated links and others to Ch$31,090 million from Ch$28,455 million in 2001, due in part to increased Broad Band and ISP services, which grew 266% and 181%, respectively.

     The growth in these services reflects the Company's continuing focus on the deployment of new technologies based on the IP network and broadband technologies that have allowed for market expansion and the provision of advanced services to business clients, as well as the Company's efforts to increase the number of data connections, especially ATM, dedicated Internet access and IP network customers. The growth in Corporate Customers Communications and Data revenues was partially offset by a decrease in Frame Relay connections in 2002, as corporate customers migrated from traditional technologies to new services provided by the Company over the IP network.

     Revenues from Information Systems Services

     Information Systems Services refers to the Company's information systems subsidiary, Sonda. In September 2002, Telefonica CTC Chile sold a 25% stake in Sonda, maintaining a 35% ownership of that company. As a result, Telefonica CTC Chile no longer has a majority holding or administrative control of Sonda and, consequently, no longer consolidates its financial results. The financial statements of the Company reflect the consolidation of Sonda's results until August 31, 2002 and, as of September 1, 2002, 35% of Sonda's net income, as recognized through the equity value method.

     Revenues from the Information Systems Services (Sonda) business segment decreased 44.8% in 2002 to Ch$62,322 million (US$ 86.7 million) from Ch$112,828 million in 2001, primarily due to the fact that Sonda's results were consolidated only through August 2002 following the sale of the Company's controlling interest in September 2002, as discussed above. Information Systems Services (were also negatively impacted in 2002 by lower revenues from Sonda's operations abroad, which were impacted by the economic and financial instability in Argentina and Brazil and the resultant devaluation of their currencies.

     Revenues from Other Businesses

     Revenues from Other Businesses include revenues from CTC Equipos, a subsidiary that mainly provides public telephone services, terminal equipment sales and interior installations maintenance, and from other subsidiaries including Istel, Tecnonautica, Infoera, t-gestiona and Telemergencia. Revenues from Other Businesses decreased by 8.2% to Ch$51,731 million (US$ 72.0 million) in 2002, as compared to Ch$56,330 million in 2001.

     Public telephone services revenues decreased by 24.8% in 2002 to Ch$12,078 million (US$ 16.8 million) from Ch$16,056 million in 2001, mainly as a result of lower average revenue per public telephone due to decreased traffic, which in turn was attributable to the substitution of mobile phone usage for traditional public telephone traffic. This decrease was partly offset by a 7.1% increase in revenues from interior installations of telephone equipment and maintenance, which reached Ch$28,243 million (US$ 39.3 million) as of December 31, 2002 as compared to Ch$26,371 million in 2001.

     Other operating revenues include revenues from subsidiaries t-gestiona, Telemergencia, Istel and others. Other operating revenues decreased 17.9% in 2002 to Ch$11,410 million from Ch$13,903 million in 2001, mainly as a result of no longer including the revenues of Comunicaciones Empresariales, a provider of telecommunications services and network solutions to corporate customers, in this item following its transfer to the Corporate Customers Communications and Data segment. This decrease was partly offset by an increase in revenues attributable to the Company's new security and surveillance systems subsidiary, Telemergencia. Beginning in 2001, Telemergencia, began offering home security services and home assistance through fixed networks connected to the Telemergencia security platform.

  Operating Costs and Administration and Selling Expenses

     Operating costs and expenses decreased by 5.9% to Ch$732,651 million (US$ 1,019.5 million) in 2002, as compared to Ch$778,559 million in 2001.

     Operating salaries and related cost. Operating salaries and related costs, which represented 10.9% of total operating costs and expenses during 2002, decreased by 21.3% to Ch$79,566 million (US$ 110.7 million) from Ch$101,150 million in 2001. The decrease was mainly the result of cost savings related to personnel reductions which occurred in June 2001 (a reduction of approximately 1,600 persons) and in October 2002 (a reduction of approximately 1,070 persons), and because the operating salary expense attributable to Sonda's employees ceased to be consolidated in the Company's results as of September 2002.

     Depreciation and amortization. Depreciation and amortization, which accounted for 35.6% of total operating costs and expenses during 2002, rose by 2.2% to Ch$261,035 million (US$ 363.2 million) from Ch$255,504 million in 2001. This increase resulted from an increase in depreciable assets due to the completion of projects in the Mobile Communications business segment and the Corporate Customers Communications and Data businesses.

     Other operating costs. Other operating costs, which represented 35.7% of total operating costs and expenses in 2002, decreased by 9.9% to Ch$261,635 million (US$ 364.1 million) from Ch$290,541 million in 2001, mainly as a result of (i) a 28.4% decrease in the costs of telecommunications equipment sold to Ch$53,853 million (US$ 74.9 million) from Ch$75,261 million in 2001, which was mainly the result of lower costs of sales of mobile equipment, as well the exclusion of amortization of historical mobile subscriber acquisition costs starting in 2002, (ii) a 43.7% decrease in cost of sales of information development due to the deconsolidation of Sonda's operating costs as of September 2002, (iii) a 24.4% decrease in the costs of third-party contracts to Ch$44,822 million (US$ 62.4 million) from Ch$59,148 million in 2001 due mainly to the Company's reduction initiatives, as well as the deconsolidation of Sonda since September 2002 and (iv) a decrease of 5.1% in other costs associated with, among other things, rental of cars and offices, materials and directory advertising printing. These decreases were in part offset by a 43.0% increase in the costs of long-distance service and interconnections to Ch$71,641 million (US$ 99.7 million), from Ch$50,088 million in 2001, on higher interconnection costs paid by Telefonica Movil to other mobile companies resulting from increased mobile traffic, as well as by a 26.6% increase in bad debt expenses, mainly in the local telephony business, which reached Ch$26,001 million (US$
36.2 million) in 2002. The increase in uncollectables was in turn mainly attributable to the slow rate of recovery of the Chilean economy and of increased competition for fixed line telephony services.

     Administrative and selling expenses, which accounted for 17.8% of total operating costs and expenses in 2002, decreased by 0.7% to Ch$130,415 million (US$ 181.5 million) from Ch$131,364 million in 2001, due to savings associated with the Company's cost control plans and personnel reductions, as well as the fact that salary expense for Sonda's sales and administrative personnel were no longer consolidated as of September 2002. These decreases were partly offset by the cost of a new information systems outsourcing contract entered into with IBM as of the fourth quarter of 2001. Previously, these services were provided by Sonda.

  Operating Income

     Operating income decreased by 7.8% to Ch$130,498 million (US$ 181.6 million) during 2002 from Ch$141,476 million in 2001, due to a 6.2% decrease in operating revenues and a 5.9% decrease in operating expenses, as explained above.

  Other Income (Expenses)

     Interest income. Interest income decreased by 10.9% to Ch$16,691 million (US$ 23.2 million) in 2002 from Ch$18,742 million in 2001, mainly due to lower domestic and international interest rates and a decrease in the cash and cash equivalents and time deposits of the Company, as the Company redirected cash to the reduction of debt.

     Interest expense. Interest expense net of capitalized interest decreased by 15.4% to Ch$81,472 million (US$ 113.4 million) in 2002 from Ch$96,255 million in 2001, mainly attributable to a 26% decrease in the Company's average interest-bearing debt, as well as lower interest rates resulting from the renegotiation of spreads on outstanding loans and a decrease in local and international interest rates. This was partly offset by lower capitalization of interest in 2002 as compared to 2001.

     Price level restatement and exchange differences, net. Price level restatement and exchange differences, net, recorded a loss in the amount of Ch$8,953 million (US$ 12.5 million) in 2002, as compared to a gain of Ch$2,132 million in 2001.

     Price level restatement registered a loss of Ch$6,165 million (US$ 8.6 million) in 2002, as compared to a gain of Ch$303 million in 2001. The price level restatement reflects the net impact on the Company's accounts of purchasing power gain and loss on indexation. To the extent that the Company's average monetary liabilities for a given period during which inflation occurs (determined monthly) exceed its average monetary assets, the Company will recognize a purchasing power gain on its statement of operations. The gain reflects the erosion that inflation has on the Company's obligation to repay a fixed amount of principal. As is customary in Chile, almost all of the Company's Chilean peso-denominated marketable securities and indebtedness for borrowed money bear interest at rates indexed to the rate of Chilean inflation. The principal inflation index-linked unit used in Chile is the UF, a rate that is set monthly for each day of the coming month to reflect the prior month's change in the Chilean CPI. As of December 31, 2002, one UF was equal to Ch$16,744.12 (US$ 23.3). In general, to the extent that the Company's average UF liabilities exceed its average UF assets during any month, which was the case for the years 2000, 2001 and 2002, an increase in the UF index will result in a net loss on indexation for the Company for that month.

     Exchange rate differences registered a loss of Ch$2,788 million (US$ 3.9 million) from exchange rate differences in 2002, as compared to a gain of Ch$1,828 million in 2001. The 2002 results partially reflect the effects of a devaluation of Sonda's investments in Argentina and Brazil and the cost of forward hedging contracts acquired during the period. To the extent that, during any given period, the Company has net liabilities denominated in a foreign currency (such as the U.S. dollar or euros) and the Chilean peso devalues in nominal terms against that currency, the Company will recognize a foreign exchange loss for that period. The differential in the annual rates of inflation between Chile and the United States (in conjunction with other factors) has contributed to gradual nominal devaluation in the exchange rate of the Chilean peso against the United States dollar. The impact of the 6.6% depreciation in the inflation-adjusted Chilean peso against the U.S. dollar during 2002 was substantially neutralized by the conservative hedging policy of the Company for foreign currency denominated interest-bearing debt.

     Other expenses, net. Other expenses, net, for 2002, totaled a loss of Ch$46,965 million (US$ 65.4 million), as compared to a loss of Ch$45,159 million for 2001. The item was particularly impacted by an extraordinary charge of Ch$15,224 million (US$ 21.2 million), resulting from severance payments related to the personnel reductions implemented in October 2002, as well as by the lower market value of the investment in Terra Networks shares, which represented a charge of Ch$7,567 million (US$ 10.5 million) in 2002. The Company also recognized a net loss of Ch$1,010 million (US$ 1.4 million) from the sale of 25% of Sonda in September 2002. This transaction generated an extraordinary gain of Ch$7,874 million (US$ 11.0 million), which was offset by an extraordinary charge of Ch$8,884 million (US$ 12.4 million) corresponding to the write-off of goodwill related to the 25% stake in Sonda, which was being amortized over a 7-year period.

  Income Taxes

     The Company recorded an income tax charge in the amount of Ch$26,717 million (US$ 37.2 million) in 2002, as compared to an income tax charge of Ch$ 11,769 million in 2001.

     Income taxes includes current income tax expenses - taxes paid during the period - as well as deferred taxes from the period and from previous periods (complementary accounts), as shown in Note 7(c) to the Audited Consolidated Financial Statements. The Company's income tax charge of Ch$26,717 million (US$
37.2 million) in 2002 was composed of a Ch$2,782 million (US$ 3.9 million) current income tax expense, a Ch$8,722 million (US$ 12.1 million) charge for deferred taxes from the period and a Ch$15,213 million (US$ 21.2 million) charge for amortization of deferred taxes from previous periods (complementary accounts). The income tax charge in 2002 represented a 127.0% increase over the Ch$11,769 million tax charge recorded in 2001, mainly due to the increase in 2002 of deferred taxes from previous years (complementary accounts).

  Net Income (Loss)

     As a result of the above, Telefonica CTC Chile's net results amounted to a loss of Ch$17,680 million (US$ 24.6 million) in 2002, as compared to a net income of Ch$4,235 million recorded in 2001. For 2002, the contribution to the consolidated net loss by business segment was as follows: a loss of Ch$52,119 million in Fixed Telephony, net income of Ch$19,344 million in Long Distance, net income of Ch$3,898 million in Mobile Communications, net income of Ch$16,790 million in Corporate Customers Communications and Data, net income of Ch$657 million in Information Systems Services (Sonda), and a net loss of Ch$6,250 million in Other Businesses.

Results of Operations for the Year Ended December 31, 2001, Compared to the Year Ended December 31, 2000

  Operating Revenues

     During 2001, the Company's operating revenues increased by 2.3% to Ch$920,035 million, as compared to Ch$899,055 million in 2000. Revenues from the Fixed Telephony business segment, which accounted for 44.8% of the Company's operating revenues in 2001, decreased by 3.9% to Ch$412,469 million from Ch$429,099 million in 2000. Revenues from the Long Distance business segment, which accounted for 8.9% of the Company's revenues in 2001, increased by 7.3% to Ch$81,902 million from Ch$76,328 million in 2000. Revenues from the Mobile Communications business segment, which accounted for 20.0% of the Company's revenues in 2001, increased by 0.6% to Ch$184,172 million from Ch$183,147 million in 2000. Revenues from the Corporate Customers Communications and Data business segment, which accounted for 7.9% of the Company's revenues in 2001, increased by 21.1% to Ch$72,334 million from Ch$59,711 million in 2000. Revenues from the Information System Services (Sonda) business segment, which accounted for 12.3% of the Company's revenues in 2001, increased by 16.5% to Ch$112,828 million from Ch$96,826 million in 2000. Revenues from Other Businesses, which accounted for 6.1% of the Company's revenues in 2001, increased by 4.4% to Ch$ 56,330 million from Ch$53,944 million in 2000.

     Revenues from Fixed Telephony Services

     Fixed Telephony revenues decreased 3.9% to Ch$412,469 million from Ch$429,099million in 2000. Fixed Telephony revenues include revenues from primary services, access charges and interconnections and directory advertising.

     Primary service. Primary service revenues, which represents 89.7% of all revenues from Fixed Telephony services, decreased by 4.6% in 2001 to Ch$370,070 million from Ch$388,003 million in 2000. Primary services include, among other things, fixed monthly charges, variable charges, connections and other installations, value added services and equipment marketing.

     Revenues from the fixed monthly charge decreased by 3.3% in 2001 to Ch$164,094 million from Ch$169,694 million in 2000. The 3.9% increase in the average number of lines in service in 2001 was offset by the 1.0% additional tariff reduction in fixed charges, which was applied in May 2000 and again in May 2001, pursuant to Tariff Decree No. 187.

     Revenues from the variable charge decreased by 3.8% in 2001 to Ch$167,464 million from Ch$174,137 million in 2000, as a result of (i) a 4.2% decrease in traffic per line, (ii) an increase in the proportion of Internet and fixed-to-mobile traffic, which is charged at lower rates than regular local calls and (iii) the 1.0% additional tariff reductions applied to the per-minute rate in May of 2000 and 2001, pursuant to Tariff Decree No. 187.

     Revenues from installations and connections decreased by 9.7% to Ch$8,021 million from Ch$8,886 million in 2000, principally due to a 20.4% decrease in other installations such as cut-off and replacement of lines and charges for transferring and moving fixed lines, partially offset by a 24.5% increase in revenues from connections to the public network.

     Revenues from value-added services include such services as, among other things, change of phone number, voice mail, direct-dialing, 700-numbers (toll calls), 800-numbers, call waiting and call transfer, as well as revenues from dedicated lines. These revenues decreased by 1.4% to Ch$17,473 million, as compared to Ch$17,720 million in 2000. The decrease was mainly attributable to a 17.8% decrease in revenues from dedicated lines, resulting from customers migrating to new data transmission services offered by the Company, offset by a 2.5% increase in revenues from valued-added services, such as detailed billing and monthly charges for supplementary services.

     Revenues from terminal equipment marketing decreased by 13.1% to Ch$7,388 million, as compared to Ch$8,498 million in 2000, due mainly to a 9.6% decrease in the volume of terminal equipment rentals. These revenues include the sale and leasing of telecommunications equipment, such as, among other things, telephones, facsimiles, multi-line equipment and private central switches.

     Other fixed telephony revenues decreased by 37.9% to Ch$5,630 million from Ch$9,068 million in 2000. Other fixed telephony revenues include, among other things, revenues from operator services, rural telephony and flat fee lines for Internet access.

     Access charges and interconnection. Access charges and interconnection revenues, which represented 2.6% of all revenues from fixed telephony services, decreased by 8.0% to Ch$24,267 million in 2001, as compared to Ch$26,379 million in 2000, primarily due to a 10.7% increase in DLD market traffic and a 13.8% increase in ILD market traffic, as measured over Telefonica CTC Chile's fixed network.

     Revenues from directory advertising. Revenues from directory advertising, which accounted for 4.4% of revenues from fixed telephony services in 2001, increased by 23.2% to Ch$18,132 million from Ch$14,717 million in 2000, due mainly to the revenues obtained in accordance with the new agreement with Publiguias implemented in the third quarter of 2001. Pursuant to this agreement, Telefonica CTC Chile receives a percentage of the revenues generated by Publiguias in the sale of advertisements in the Yellow Pages and the White Pages.

     Revenues from Long Distance Services

     188 Telefonica Mundo, a 99.2%-owned subsidiary of Telefonica CTC Chile, and Globus, a 99.99%-owned subsidiary of Telefonica CTC Chile, hold concession rights to provide domestic and international long distance services throughout Chile.

     Long Distance revenues include revenues from domestic and international long distance multicarrier traffic, as well as revenues from the rental of 188 Telefonica Mundo's long distance network to other telecommunications operators.

     In 2001, total revenues from the long distance business segment increased by 7.3% to Ch$81,902 million from Ch$76,328 million in 2000, due mainly to higher revenues from DLD and ILD services as a result of increased traffic. In 2001, DLD traffic carried by 188 Telefonica Mundo and Globus increased by 12.2%, and outgoing ILD traffic increased by 11.7%, mainly as a result of the implementation of alternative tariff plans for both DLD and ILD during 2001. This increase was partially offset by decreased revenues from the rental of the long distance network to other telecommunications operators as a result of decreased rates for this service.

     Revenues from Mobile Communications

     The Mobile Communications business segment receives revenues from outgoing cellular traffic, interconnection fees from incoming calls from other networks and mobile equipment sales.

     Total revenues from Mobile Communications increased by 0.6% to Ch$184,172 million in 2001 from Ch$183,147 million in 2000. This increase was mainly the result of a 16.6% growth in the average size of the subscriber base. This increase was offset by a decrease in ARPU directly associated with the growth in the proportion of prepaid service customers, who have lower ARPUs than subscribed service clients who have contracts. Prepaid service customers represented 74.9% of the total average number of subscribers at the end of 2001, as compared to 67.6% at the end of 2000.

     Revenues from Corporate Customers Communications and Data

     Corporate Customers Communications and Data include revenues from (i) the sale and rental of telecommunications equipment to corporate customers, mainly voice equipment (ie. fax, PABX, etc.), (ii) complementary telephone services, such as 600, 700 and 800 numbers and digital communication services, (iii) data services, including ATM, Frame Relay, data equipment and services related to the IP network and (iv) dedicated links and other services, including videoconference, Datared, E1 Links and VSAT, Internet access, housing, hosting and consulting services to corporate customers.

     Revenues from Corporate Customers Communications and Data increased by 21.1% in 2001 to Ch$72,334 million from Ch$59,711million in 2000, mainly due to a 53.6% increase in data service revenues. DATARED, ATM and Frame Relay connections grew at rates of 3.2%, 42.7% and 36.8%, respectively, in the year 2001. Additionally, broadband, dedicated and dial-up Internet access services and IP network services contributed positively to the revenue growth in this business segment. The contribution of revenues from Corporate Customers Communications and Data to total operating revenues was 7.9% in 2001.

     Revenues from Information Systems Services

     Revenues from the Information Systems Services business segment (Sonda) grew 16.5% to Ch$112,828 millon in 2001 from Ch$96,826 million in 2000, mainly as a result of the consolidation by Sonda of its subsidiary Tecnopolis S.A. as of December 2001, when Sonda increased its ownership in Tecnopolis S.A. to over 50%. Tecnopolis S.A. is a computer equipment sales company operating in Chile. As of December 2001, Telefonica CTC Chile held a 60% stake in information systems subsidiary Sonda.

     Other Businesses

     Revenues from Other Businesses include revenues from CTC Equipos, the Company's subsidiary that provides public telephone services, terminal equipments sales and interior installations maintenance, and from other subsidiaries, including Istel, Tecnonautica and Infoera. Revenues from Other Businesses increased by 4.4% in 2001 as compared to 2000, to Ch$56,330 million.

     Public telephone revenues decreased by 18.7% to Ch$16,056 million in 2001 from Ch$19,761 million in 2000, mainly as a result of lower average revenue per public telephone due to a decrease in traffic attributable to substitution by mobile calls. Revenues from interior installations of telephone equipment and maintenance decreased 1.8% in 2001, reaching Ch$26,371 million as of December 31, 2001 as compared to Ch$26,842 million at year-end 2000. These decreases were offset by an 89.4% increase in other operating revenues, which include revenues from the subsidiaries Istel, Tecnonautica, and Infoera, as well as from the subsidiary Comunicaciones Empresariales, a provider of telecommunications services and network solutions to corporate customers, which was acquired from Sonda in 2001.

  Operating Costs and Administration and Selling Expenses

     Operating costs and expenses decreased by 6.2% to Ch$778,559 million in 2001, as compared to Ch$830,149 million in 2000.

     Operating salaries and related costs. Operating salaries and related costs, which represented 13.0% of total operating costs and expenses during 2001, decreased by 2.2% to Ch$101,150 million from Ch$103,372 million in 2000, as a result of the cost savings related to the personnel reduction process which occurred in June 2001. This was partially offset by a 4% salary increase in June of 2000, pursuant to the collective bargaining agreements signed in 1998.

     Depreciation and amortization. Depreciation and amortization, which accounted for 32.8% of total operating costs and expenses during 2001, rose by 2.5% to Ch$255,504 million, as compared to Ch$249,347 million in 2000. This increase resulted from an increase in depreciable assets due to the completion of projects in the mobile communications business, partially offset by the sale of the cable network assets in July 2000 and lower investments during the year 2001.

     Other operating cost. Other operating costs, which represented 37.3% of total operating cost and expenses during 2001, decreased to Ch$290,541 million in 2001 from Ch$344,309 million in 2000. This decrease was primarily attributable to (i) a decrease of 8.5% in the cost of long-distance service and interconnections as compared to 2000 and (ii) a 74.1% decrease in uncollectable costs (provision for doubtful accounts) as compared to 2000, which amounted to Ch$20,536 million in 2001 as compared to Ch$70,077 in 2000. This decrease was mainly a consequence of the change in the allowance for uncollectables implemented in the fourth quarter of 2000, which involved making a provision equal to 100% of the amounts of uncollectable accounts that remain unpaid 120 days after the due date. A one-time charge of Ch$57,479 million had been included in 2000 as a result of this change in the policy for uncollectable accounts and (iii) a 33.0 % decrease in costs of telecommunications equipment sold, which reached Ch$75,060 million, mainly due to lower costs of mobile equipment sales. All of the above were partially offset by higher building and equipment rental expenses and higher expenses in third party contracts, which increased 5.6% in 2001 due to higher maintenance expenses of the mobile network and higher telemarketing expenses.

     Administration and selling expenses. Administration and selling expenses decreased by 1.3% to Ch$131,364 million, as compared to Ch$133,121 million in 2000, due to savings associated with the cost control plan and the personnel reduction process implemented by the Company. This decrease was partly offset by higher advertising and promotion expenses.

  Operating Income

     Operating income increased by 105.3% to Ch$141,476 million from Ch$68,905 million in 2000, due to a 2.3% increase in operating revenues and a 6.2% decrease in operating expenses, as explained above.

  Other Income (Expenses)

     Interest income. Interest Income increased by 51.0% to Ch$18,742 million in 2001, as compared to Ch$12,414 millions in 2000, mainly due to increased interest income from available cash invested in financial securities during 2001. Part of this available cash was used to reduce debt in the fourth quarter of 2001.

     Interest expense. Interest expense net of capitalized interest decreased 13.4% to Ch$96,255 million in 2001, as compared to Ch$112,803 million in 2000, mainly due to a 6.4% decrease in the Company's average interest-bearing debt during this period, as well as renegotiations of the spreads on outstanding loans and the decrease in local and international interest rates, partly offset by lower capitalization of interest in 2001 as compared to 2000.

     Price level restatement and exchange differences, net. Price level restatement and exchange differences, net, produced a gain of Ch$2,131 million in 2001, compared to a loss of Ch$32,591 million in 2000. The impact of the depreciation of the inflation-adjusted Chilean peso against the U.S. dollar during 2001 was minimized by the Company's policy of conservative hedging of currency denominated interest-bearing debt.

     Other expenses, net. Other expenses, net, for 2001 totaled a loss of Ch$45,159 million, as compared to a loss of Ch$53,713 million for 2000. This variation was mainly explained by a net loss of Ch$3,656 million recorded in 2000 in connection with the sale of cable TV operator Metropolis-Intercom S.A. The transaction resulted in a net gain of Ch$39,611 million from the sale of the Company's 40% equity participation in Metropolis-Intercom, offset by the write-off of the associated goodwill, which amounted to Ch$43,164 million. In addition, in 2001 the Company recorded one-time extraordinary income of Ch$11,389 million as compensation for the early termination of the agreement with Publiguias. This was offset by higher expenses in 2001, as compared to 2000, associated with the personnel reduction process carried out in June 2001 and an increase in the goodwill amortization of Sonda, as the term to amortize its goodwill was shortened due to an agreement signed in 2001 that gave the Company's partners an option to purchase the remaining 60% ownership interest in Sonda.

  Income Taxes

     The Company recorded an income tax charge in the amount of Ch$11,769 million (US$ 16.4 million) in 2001, as compared to an income tax credit of Ch$5,764 million in 2000.

     Income Taxes includes current income tax expenses - taxes paid during the period - as well as deferred taxes from the period and from previous periods (complementary accounts), as shown in Note 7(c) to the Audited Consolidated Financial Statements. The Company recorded an income tax charge in the amount of Ch$11,769 million in 2001, composed of a Ch$3,866 million current income tax expense, a Ch$25,114 million charge for deferred taxes for the period and a Ch$1,456 million charge for amortization of deferred taxes from previous periods (complementary accounts), offset by a Ch$18,667 million benefit resulting from tax loss. In 2000, the Company's income tax expenses were offset by a Ch$24,239 million benefit resulting from tax loss carry forward, resulting in a tax credit of Ch$5,764 million for the year.

  Net Income (Loss)

     As a result of the above, the Company's net income amounted to a gain of Ch$4,235 million in 2001, as compared to a net loss of Ch$121,085 million in 2000. For 2001, the contribution to the consolidated net income by business segment was as follows: a loss of Ch$18,559 million in Fixed Telephony, net income of Ch$31,258 million in Long Distance, a net loss of Ch$26,542 million in Mobile Communications, net income of Ch$11,660 million in Corporate Customers Communications and Data, net income of Ch$6,981 million in Information Systems Services (Sonda), and a net loss of Ch$561 million in Other Businesses.

B.  Liquidity and Capital Resources

Sources of Liquidity

     The Company's main historical sources of liquidity have been its cash flows from operations, proceeds from borrowings and the issuance of equity. Although in the past Telefonica CTC Chile has relied substantially on public debt issues to meet its financing requirements, since 2001 its main sources of liquidity have been cash flow generated from operations and free cash resulting from savings associated with the refinancing of certain loans. During 2002, Telefonica CTC Chile continued to pursue its strategy of improving its financial structure through reduction in investments and capital expenditures, promoting cash flow generation and debt reduction.

     Cash flow from operations in 2002 decreased to Ch$324,595 million (US$
451.7 million) from Ch$356,286 million in 2001. The decrease in cash flow from operations was primarily due to the net loss of Ch$17,680 million (US$ 24.6 million) recorded in 2002, as compared to a net income of Ch$4,235 million registered in 2001. Results in 2002 decreased as compared to 2001 mainly due to lower operating revenues attributable to the deconsolidation of Sonda as of September 2002, as well as to the effect of the new contract with Publiguias, which generated a one-time payment from this company in 2001. Other effects on cash flow from operations were (i) a decrease of Ch$49,408 million (US$ 68.8 million) in accounts payable related to operating activities in 2002, as compared to an increase of Ch$37,887 million in 2001, mainly due to the fact that as of 2002 the accounts payable of Telefonica Mundo for its long distance settlement rates are shown net of its accounts receivable, and (ii) a decrease of Ch$50,427 million (US$ 70.2 million) in other accounts payable related to non-operating activities in 2002, as compared to a decrease of Ch$11,353 million in 2001 which is mainly attributable to a smaller amount of exchange rate hedging contracts during 2002 as a result of a reduction in the Company's total U.S. dollar denominated debt, as well as decreased short term financing in the form of fixed income securities sold with repurchase agreements. The decrease in cash flow from operations was offset in part by a smaller increase in trade accounts receivable in 2002 as compared to 2001, partly due to an increased bad-debt provision in 2002, which is shown net of trade accounts receivable.

     The Company's shareholders' equity as of December 31, 2001 and 2002 was Ch$1,305,296 million (US$ 1,816.4 million) and Ch$1,286,690 million (US$ 1,790.5 million), respectively. The decrease in shareholders' equity as of December 31, 2002, was primarily attributable to the net loss in the amount of Ch$17,680 million (US$ 24.6 million) recorded in 2002, as compared to a net income in the amount of Ch$4,235 million (US$ 5.9 million) recorded in 2001.

Outstanding Indebtedness

     Following its privatization in 1988, the Company pursued an aggressive development plan to expand its then existing fixed line network and develop other telecommunication services, such as long distance service, mobile telephony and data transmission services. To fund the capital expenditures associated with this expansion, the has raised capital by issuing debt through domestic and international offerings, including the issuance of Yankee and Euro Bonds, and has borrowed funds from commercial banks in the form of syndicated and bilateral loans. The Company has also accessed the local Chilean capital markets, through the issuance of medium and long-term bonds, primarily sold to pension funds, insurance companies and other institutional investors, and though borrowing from commercial banks.

     The following table sets forth the Company's outstanding debt as of December 31, 2002:

                                                               As of December 31, 2002
                          -----------------------------------------------------------------------------------------------------
                                                                                    Original
                                        Short     Long                              Principal
                           Total Debt   Term      Term        Type        Date       Amounts
                          Outstanding  Portion   Portion     of Debt    Incurred  Borrowed (1)(2)  Interest Rate       Maturity
                          -----------  -------   -------     -------    --------  ---------------  -------------       --------
                                (In millions of constant Chilean Pesos as of December 31, 2002, except as indicated)
Short Term Obligations with Banks:
                                                          Local bank
Banco Estado.........       9,191       9,191       -     borrowing       1993    UF    548,140           0.78%          2003

                                                          Local bank
Santander Bank.......       9,841       9,841             borrowing       1998    UF    580,000           0.51%          2003

Total short term
  obligations........      19,032      19,032       -

Long Term Obligations with Banks:
                                                           Bilateral                                    Libor +
Banco BBVA...........      18,148      18,148       -           loan      1998    US$     25 mm            0.35          2003

                                                          Syndicated                                    Libor +
JP Morgan Chase......      86,608         375     86,233        loan      2001    US$    120 mm            0.75          2004

ABN-BBVA and                                              Syndicated                                    Libor +
  Others.............     253,059       1,545    251,514        loan      2001    US$    200 mm           1.125          2005

                                                                                                        Libor +
                                                                          2002    US$    150 mm             1.0          2006

                                                          Syndicated                                    Libor +
Citibank.............     135,676     116,381     19,295        loan      1996    US$    150 mm           0.725          2003
                                                                                                        Libor +
                                                                          2000    US$   37.6 mm            0.57          2006

                                                           Bilateral                                      TAB +
Santander............      59,525           -     59,525        loan      2001    UF  3,555,000            0.95          2004

Total long term
  obligations........     553,016     136,449    416,567

Bond and Debentures

Series E.............       2,648       2,648          -  Local bond      1991    UF  2,500,000           6.00%          2003
Series F.............      16,343       1,393     14,950  Local bond      1991    UF  1,500,000           6.00%          2016
Series I.............      26,339       2,269     54,070  Local bond      1994    UF  2,000,000           5.50%          2015
Series K.............      68,637       1,661     66,976  Local bond      1998    UF  4,000,000           6.75%          2020

                                                         1st tranche
                                                              Yankee
Yankee Bonds.........     149,752       6,030    143,722        Bond      1996    US$    200 mm           7.63%          2006

                                                         2nd tranche
                                                              Yankee
Yankee Bonds.........     148,802       5,080    143,722        Bond      1998    US$    200 mm           8.38%          2006

Eurobonds............     121,375       2,623    118,752    Eurobond      1999    Euros  200 mm           5.38%          2004
Total Bond and
Debentures ..........     533,896      21,704    512,192

Notes and Accounts Payables to Related Companies:

Telefonica                                                   Current
Internacional Chile..      24,475         261     24,214     Account      1996     US$    33 mm           3.00%          2004
                          ----------------------------------------------------------------------------------------------------
Total Debt
Outstanding..........   1,130,420


---------------

(1) In original currency of debt as incurred.
(2) U.S. dollar and euro amounts expressed in millions.

     Certain of the debt incurred by the Company is governed by instruments and agreements that contain restrictive covenants with which the Company is obligated to comply. Under the terms of the loan with Santander Bank, the Company must maintain a leverage ratio (as defined in the loan agreement) equal to or lower than 1.8 and a financial expenses coverage ratio (as defined in the loan agreement) equal to or higher than 2.5. Under terms of Company's syndicated loan agreements and local bond agreements, the Company must maintain a leverage ratio (as defined in each respective agreement) equal to or lower than 1.6 and a financial expenses coverage ratio (as defined in each respective loan agreement) equal to or higher than 3.0. Additionally, under the syndicated loans, the Company must maintain a ratio of cash flow over financial liabilities equal to or higher than 0.166. As of December 31, 2002, the Company was in compliance with all financial covenants ratio requirements as set forth under the agreements governing its debt obligations. In April 2003, a US$ 150 million syndicated loan incurred in 1996, was amended to extend its maturity from December 2003 to April 2008. The new agreement defined a covenant related to the Subsidiaries Financial debt. Total Subsidiary Financial debt shall be less than the greater of (i) US$ 300 million or (ii) 20% of Consolidated Financial Debt.

     Additionally, at the General Annual Shareholders' Meeting held in April of 2003, the Investment and Financing Policy for 2003 was approved by Telefonica CTC Chile's shareholders, which specifies that the maximum consolidated debt to equity ratio may not exceed 1.6.

     In 2002, the Company's efforts to improve its financial position have been recognized by certain credit rating agencies in the domestic Chilean and international markets. In November 2002, Standard & Poor's, upgraded Telefonica CTC Chile's international debt rating outlook from "stable" to "positive," while maintaining its rating at BBB. The Company's comparable rating from Moody's has remained at Baa2 with stable outlook. However, although the Company's rating with Fitch remains at BBB+, that rating agency has maintained its rating outlook as negative. In December 2002, Clasificadora De Riesgo Humphreys Limitada, a local Chilean rating agency, improved Telefonica CTC Chile's local bond rating outlook from "stable" to "favorable" while maintaining its rating A+ on the Company's long term debt.

Capital Expenditures and other Liquidity Requirements

  Debt Prepayment

     In line with the Company's debt reduction strategy, the principal use of liquidity, other than in connection with ongoing operations in 2002, 2001 and 2000, was for the reduction of debt. As a result, the Company has recently dedicated a substantial portion of free cash to the reduction of interest-bearing debt through the prepayment of bank loans, the repurchase of bonds in the national and international markets and the renegotiation of loans, obtaining reduced interest rates and extended maturities. During 2002 the Company amortized a total amount of Ch$50,303 million (US$ 70 million) of its debt, and prepaid Ch$223,190 million (US$ 331 million) of debt. Debt prepayments consisted of Ch$75,454 million (US$ 105 million) prepayment of syndicated loans, Ch$66,831 million (US$ 93 million) repurchase of local bonds, Ch$29,463 million (US$ 41 million) repurchase of Eurobonds and Ch$51,740 million (US$ 72 million) repayment of bilateral loans.

  Debt Renegotiation

     In July 2002, the Company's US$ 180 million syndicated loan was renegotiated with a resultant (i) reduction in the loan amount to US$ 150 million by prepayment of US$ 30 million, (ii) extension of the maturity from February 2003 to April 2007 and (iii) decrease in the annual interest rate from LIBOR + 1.375% to LIBOR + 1.0%, subject to changes in the risk rating of the Company's long term foreign currency debt.

     As a result of all these actions, as of December 31, 2002, the Company's interest-bearing debt totaled Ch$1,130,420 million (US$ 1,573 million), a reduction of 14.5% as compared to the Ch$1,321,730 million of debt outstanding at year-end 2001.

  Capital Expenditures

     Capital expenditures have decreased steadily between 2000 and 2002, amounting to Ch$146,256 million (US$ 204 million) in 2002 as compared to Ch$190,438 million in 2001 and Ch$199,994 million in 2000. Capital expenditures have been realigned and targeted primarily at those business areas presenting the greatest potential for growth and development, especially the mobile, corporate communications and broadband businesses. Investments for 2002 totaled Ch$146,256 million (US$ 204 million), of which 35% were destined to the mobile business, as compared to average annual investments of Ch$260,893 million (historic) in the last 5 years.

Foreign Exchange and Interest Rate Risk Management

     The Company is exposed to financial risks related to fluctuations in exchange and/or interest rates, since a significant portion of its indebtedness comes from abroad and is therefore foreign currency-denominated and/or subject to floating interest rates. See "Item 3: Key Information--Risk Factors." Currency devaluations and foreign exchange fluctuations may adversely affect Telefonica CTC Chile."

     Of the Company's total long-term debt (including current maturities) of Ch$1,125,471 million (US$ 1,566.1 million) as of December 31, 2002, 16.7% was denominated in Chilean pesos and 83.3% was denominated in foreign currencies, 87.1% of which is U.S. dollar-denominated and 12.9% is euro-denominated. Of the Company's long-term interest-bearing debt denominated in foreign currencies as of December 31, 2002, 50% was fixed-rate debt and 50% was floating-rate debt. Virtually all of the Company's Chilean peso-denominated debt is indexed to inflation.

     The Company periodically reviews its exposure to risks arising from fluctuations in foreign exchange rates and interest rates and its senior management then determines how to hedge such risks. Subject to this review process, the Company manages foreign currency risks through hedging transactions in the Chilean and foreign derivative markets and through other mechanisms, such as purchasing in the Chilean capital markets of dollar-denominated securities with floating interest rates based on the London Interbank Offered Rate ("LIBOR").

     In 2002, the value of the dollar was highly volatile, and ended the year with a depreciation of the peso against the U.S. dollar in real terms of 6.6% as compared to year-end 2001. Consequently, amid uncertainty regarding exchange rates the Company continued to pursue a conservative foreign-currency debt hedging policy, hedging 100% of its interest-bearing debt in order to neutralize the impact of exchange-rate fluctuations. Furthermore, hedging against interest rate fluctuations reached 80.6% of total interest-bearing debt. As a result, the Company has entered into currency and interest rate swaps and foreign currency futures contracts with respect to a portion of its borrowings. At December 31, 2002, Telefonica CTC Chile had entered into foreign currency forward contracts covering dollar denominated liabilities in the amount of Ch$816,261 million. In addition, the Company maintained Ch$411,469 million (US$ 572.6 million) in collars in order to hedge against interest rate (LIBOR) fluctuations certain obligations subject to floating interest rates. Additionally, in December 2002, the Company entered into a forward rate agreement covering Ch$179,653 million (US$ 250 million) to hedge against interest rate fluctuations in 2003. See "Item 11: Quantitative and Qualitative Disclosures about Market Risk."

Impact of Inflation

     The Company is required under Ch GAAP to restate its non-monetary assets, UF and foreign-currency denominated monetary assets and liabilities, shareholders' equity, and income and expense accounts to reflect the effect of variations in the purchasing power of the Chilean peso. However, Chilean peso-denominated monetary assets and liabilities are typically not restated. See
Note 22 of the Audited Consolidated Financial Statements.

     Non-monetary assets, UF-denominated monetary assets and liabilities, shareholders' equity, and income and expense accounts are generally restated using the Chilean CPI, based on the "prior month rule," in which inflation adjustments are based on the Chilean CPI at the end of the month preceding the period end.

Inflation, as measured by the Chilean CPI, was 4.7%, 3.1%, and 3.0% for the twelve-month periods ended November 30, 2000, 2001 and 2002, respectively. Monetary assets and liabilities in foreign currency are restated at period-end exchange rates. The amount of monetary correction for any period will depend primarily on the amount of foreign currency-denominated monetary assets and liabilities and the effect of the inflation and the foreign exchange rate on such assets and liabilities.

     The following table sets forth the accounting treatment of the effect of inflation on Telefonica CTC Chile's statement of operations for the periods indicated:


                                                                 Year ended December 31,
                                                 ---------------------------------------------------------
                                                    2000            2001            2002           2002
                                                 ----------      ---------       ---------       ---------
                                                    (in millions of constant Ch$ as of        (US$ millions)
                                                             December 31, 2002)
Purchasing power gain.....................         55,667          37,404          23,840          32.6
Loss on indexation........................       (46,997)         (37,100)       (30,005)        (41.0)
Gain (loss) on foreign currency
       transactions.......................       (41,260)           1,828         (2,788)         (3.8)
Monetary correction.......................       (32,590)           2,132         (8,953)        (12.2)


Recently Issued Accounting Pronouncements

     In January 2003, the Chilean Association of Accountants issued Technical Bulletin No. 72, "Combinacion de Negocios, Inversiones Permanentes y Consolidacion de Estados Financieros." This standard complements or replaces existing accounting literature for business combinations under Chilean GAAP, and requires all acquisitions initiated after January 1, 2003 to be accounted for using the purchase method based on fair values of assets acquired and liabilities assumed. In addition, in exceptional cases the pooling-of-interest method may be used in reorganizations between related parties or for those transactions, where there is no clear acquirer. Technical Bulletin No. 72 continues to require the amortization of goodwill, and specifies the requirement for an impairment test. Notwithstanding any future transactions, the adoption of Technical Bulletin No. 72 is not expected to have a significant effect on the results of operations, financial position or cash flows of the Company.

     In June 2001, the U.S. FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations." SFAS No. 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimated of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset and depreciated over the life of the associated fixed asset. An entity shall measure changes in the liability for an asset retirement obligation due to passage of time by applying an interest method of allocation to the amount of the liability at the beginning of the period. The interest rate used to measure that change shall be the credit-adjusted risk-free rate that existed when the liability was initially measured. That amount shall be recognized as an increase in the carrying amount of the liability and as an expense classified as an operating item in the statement of operations. SFAS No. 143 is effective for fiscal years beginning after June 15, 2002. The Company determined that the adoption of SFAS No. 143 will not have any impact on its results of operations, its financial position and its cash flows.

     In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." SFAS No. 146 requires that a liability for costs associated with an exit or disposal activity be recognized when the liability is incurred and indicates that an entity's commitment to an exit plan does not by itself create a present obligation to others that meets the definition of a liability. This statement nullifies EITF Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit and Activity (including Certain Costs Incurred in a Restructuring)." The provisions of this statement are effective for exit or disposal activities that are initiated after December 31, 2002. The Company will apply the provisions of SFAS No. 146 to all exit and disposal activities after December 31, 2002.

     In November 2002, EITF Issue No. 02-16, "Accounting by a Customer (Including a Reseller) for Certain Consideration Received from a Vendor" was issued, which is applicable for all arrangements of this nature entered into after December 15, 2002. This EITF expanded the scope of Issue No. 01-9, "Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor's Products)," to (a) include resellers that sell goods or services to a vendor (that is, resellers and vendors that sell goods or services to each other), (b) include end-users that receive cash consideration from a vendor and (c) provide guidance on the recognition and measurement of cash consideration (including up-front nonrefundable cash consideration) received from a vendor. The Company believes that the issuance of this EITF will have no impact on its statements of financial condition, its statements of operations or cash flows.

     In November 2002, the FASB issued FASB Interpretation No 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." ("FIN 45"). FIN 45 requires additional disclosures by guarantors about obligations under guarantees that it has issued. This statement also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of obligations undertaken in issuing guarantees. The disclosure requirements for FIN 45 are effective for financial statements of interim and annual periods ending after December 15, 2002. The initial recognition and initial measurement requirements are applicable on a prospective basis for guarantees issued or modified after December 31, 2002.

     In January 2003, the FASB issued FASB Interpretation No. 46, "Consolidation of Variable Interest Entities," ("FIN 46") an interpretation of Accounting Research Bulletin No. 51, "Consolidated Financial Statements" ("ARB 51"). FIN 46 addresses consolidation by business enterprises of variable interest entities, which are entities subject to consolidation according to the provisions of FIN
46. For interests acquired on or after February 1, 2003, FIN 46 applies immediately. For existing interests as of January 31, 2003, FIN 46 is effective on July 1, 2003. The Company does not believe that the adoption of FIN 46 will affect its accounting.

     In January 2003, EITF Issue No. 00-21, "Revenue Arrangements with Multiple Deliverables," was issued, which is applicable for all revenue arrangements of this nature entered into after June 15, 2003. This EITF issue applies to all deliverables within contractually binding arrangements in all industries in which a vendor will perform multiple revenue-generating activities, with certain exceptions. The application guidance contains guidance on (a) how these arrangements should be measured, (b) whether the arrangement should be divided into separate units of accounting and (c) how the arrangement consideration should be allocated among the separate units of accounting. The Company believes that the issuance of EITF Issue No. 00-21 will have no impact on its statements of financial condition, its statements of operations or cash flows.

     In April 2003, the FASB issued SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities." SFAS No. 149 amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS No. 133. SFAS No. 149 is applied prospectively and is effective for contracts entered into or modified after June 30, 2003, except for SFAS No. 133 implementation issues that have been effective for fiscal quarters that began prior to June 15, 2003, and certain provisions relating to forward purchases or sales of when-issued securities or other securities that do not yet exist. The Company does not believe that SFAS No. 149 will affect its consolidated financial statements.

     In May 2003, the FASB issued Statement of SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity." This statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity and will require an issuer to classify as a liability certain instruments currently classified as equity. The Company does not expect SFAS No. 150 to have a material impact on its consolidated financial statements.

C. Research and Development, Patents and Licenses, etc.

     The Company does not incur any material research and development expenses. The Company has a Technological Development Unit, responsible for developing solutions to satisfy technical needs of different business units of the Company. No separate investment budget is allocated to that unit's activities, which are based on specific project tasks.

     The Company holds no material patents and does not grant to others material licenses on its intellectual property. In connection with its provision of telecommunication services, the Company plans infrastructure development based upon present and projected future demand for such services. The Company acquires the necessary technology, including equipment, from third parties.

D.  Trend Information

     See "- Recent Developments and Trends," which appears above in this Item 5.

E.  Off-Balance Sheet Arrangements

     Telefonica CTC Chile and its subsidiaries had no material off-balance sheet arrangements for the years 2002, 2001 and 2000.

F.  Tabular Disclosure of Contractual Obligations

     The following table summarizes the Company's contractual cash obligations and commercial commitments as of December 31, 2002, and the liquidity requirements for such obligations in the future periods specified.



                                                                Payments due by period
                                                (in millions of constant Ch$ as of December 31, 2002)
                                         ------------------------------------------------------------------
                                                        Less than                                 More than
                                            Total         1 year      1-3 years     3-5 years      5 years
                                         ----------     ----------    ---------    -----------    ---------
Contractual Obligation:
Long-term debt, including current
maturities ..........................   1,096,755       167,995       431,008       408,463        89,288
Capital (Finance) Lease Obligations .       4,327           490           854         1,108         1,876
Operating Lease Obligations..........
Purchase Obligations ................     149,887       149,887             -             -             -
Other Long-Term Liabilities Reflected
    on the Company's Balance Sheet under
    the GAAP of the primary financial
    statements ......................     113,382        49,073        22,192         4,931        37,185
Other accounts payable and due to
    related company .................      36,190        11,976        24,214             -             -
                                        ---------     ---------     ---------     ---------     ---------
Total contractual obligations........   1,400,541       379,421       478,268       414,502       128,349


ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

     The Company is managed by its Board of Directors, which in accordance with the Company's Estatutos, or Bylaws, must consist of seven directors and their respective alternate directors. Six of the directors, together with their respective alternate directors, are elected by holders of the Series A Common Stock, each for a three-year term, at the General Annual Shareholders' Meeting. Holders of the Series B Common Stock elect one director and one alternate director for a three-year term at the General Annual Shareholders' Meeting.

     If a vacancy occurs on the Board of Directors during the course of any three-year term (for example, upon resignation of a director), the alternate director corresponding to the vacant position serves as director for the balance of the term. If such alternate director resigns, dies or by virtue of law becomes unable to serve as a director, the Board of Directors then appoints a new alternate director to serve until the date of the next General Annual Shareholders' Meeting, when an election of the entire Board of Directors must take place.

     The Board of Directors is elected every three years. The current Board of Directors was elected for a term expiring in 2004 at the General Annual Shareholders' Meeting held on April 26, 2001.

     Alternate directors participate in discussions at the Board meetings but are entitled to vote only when their respective principal directors are absent. The Bylaws also require that the directors and alternate directors elected by the holders of Series B Common Stock be shareholders of the Company.

     The Board of Directors appoints a General Manager (also known as the Chief Executive Officer) and such other executive officers as are deemed appropriate to implement the Board's policies and decisions. The Chief Executive Officer of a public Chilean corporation cannot also serve as a director of such corporation.

     As of June 15, 2003, the Company's directors and executive officers were:


Name                                 Position
----                                 --------
Directors
Bruno Philippi...................    Chairman of the Board of Directors and Director Series A Common Stock
Jose Maria Alvarez- Pallete (1)..    Deputy Chairman of the Board of Directors and Director Series A Common
                                     Stock
Andres Concha....................    Director Series A Common Stock
Fernando Bustamante..............    Director Series A Common Stock
Nicolas Majluf...................    Director Series A Common Stock
Felipe Montt.....................    Director Series A Common Stock
Luis Cid.........................    Director Series B Common Stock
Antonio Viana-Baptista...........    Alternate-- Director Series A Common Stock
Juan Claro.......................    Alternate-- Director Series A Common Stock
Juan Carlos Ros..................    Alternate-- Director Series A Common Stock
Guillermo Fernandez..............    Alternate-- Director Series A Common Stock
Augusto Iglesias.................    Alternate-- Director Series A Common Stock
Sergio Badiola...................    Alternate-- Director Series A Common Stock
Alfonso Ferrari..................    Alternate-- Director Series B Common Stock
Executive Officers
Claudio Munoz....................    General Manager and Chief Executive Officer
Business Areas (2)
Velko Petric.....................    Corporate Manager -- Consumer and Small
                                     Business Communications and General Manager
                                     of CTC Equipos
Oliver Flogel....................    General Manager-- Telefonica Movil
Ricardo Majluf...................    General Manager-- Telefonica Empresas



Name                                 Position
----                                 --------
Management Areas
Cristian Aninat..................    Secretary of the Board of Directors and General Counsel
Julio Covarrubias ...............    Corporate Manager--Chief Financial Officer and General Manager of
                                     t-gestiona
Humberto Soto....................    Corporate Manager-- Regulation
Rafael Zamora....................    Corporate Manager-- Planning and Control and Chief Accounting Officer
Oscar Marquez....................    Corporate Manager-- Systems and Chief Information Officer
Marcel Mancilla..................    Corporate Manager-- Internal Auditing
Mauricio Malbran.................    Corporate Manager-- Human Resources
Support Areas (2)
Franco Faccilongo................    Corporate Manager-- Network Services
Diego Barros.....................    Corporate Manager-- Customer Service and Sales


----------------------
(1) On April 22, 2003, Mr. Jacinto Diaz Sanchez presented his resignation to his position of Deputy Chairman of the Board of Directors and Director Series A Common Stock of Telefonica CTC Chile, and was replaced by Mr. Jose Maria Alvarez-Pallete. The rest of the Board of Directors was the same as of December 31, 2001.

(2) On October 28, 2002, Telefonica CTC Chile implemented certain changes to its business operations and organizational structure that it believes will enable it to enhance the services delivered to its customers. Telefonica CTC Chile will operate through three main business units: Consumer and Small Businesses Communications (including the long distance business), Corporate Communications (including the businesses of the Company's subsidiary, TelefonicaEmpresas) and Mobile Communications. In addition, two areas have been created to support these business units: Management of Customer Service and Sales, in charge of sales and distribution throughout the country, and Management of Network Services, in charge of infrastructure and technical network maintenance.

     Certain of the Company's directors also serve as directors or officers of other companies, including related companies (where noted below) and other companies in the Chilean telecommunications industry. See "Item 7:
Major Shareholders and Related Party Transactions."

     Set forth below is a brief biographical description of the directors and executive officers of the Company. All ages of directors and executive officers are expressed as of December 31, 2002.

Directors

     Bruno Philippi, 58, became a Series A Director and Chairman of the Board in March 2001. Mr. Philippi also acts as an active member of the board of the Sociedad de Fomento Fabril ("Sofofa," the Chilean Manufacturing and Services Companies Association), Instituto Chileno de Administracion Racional de Empresas ("ICARE," the Chilean Institute for Corporate Management) and the Centro de Estudios Publicos ("CEP," the Center for Public Studies). He holds a civil engineering degree from the Universidad Catolica de Chile, a master's degree in science in operations research and a Ph.D. in engineering economic systems from Stanford University.

     Jose Maria Alvarez-Pallete, 39, became a Series A Director and Deputy Chairman on April 22, 2003. He also held the positions of Chairman and Chief Executive Officer of Telefonica Internacional since July 2002. Mr. Alvarez-Pallette is member of the following boards of administrations:
Telefonica de Espana, Telefonica Moviles, Telefonica Data, Telefonica Internacional, Telefonica Publicidad e Informacion, Inmobiliaria Telefonica, Telefonica Argentina, Telefonica Peru, Cointel and Telesp. He holds a degree in economics from the Universidad Complutense of Madrid.

     Andres Concha, 59, became a Series A Director on April 26, 2001. He holds a position as General Secretary of the Sofofa. He is also board member of Grupo Security. He holds a commercial engineering degree from the Universidad de Chile.

     Fernando Bustamante, 63, became a Series A Director on April 26, 2001. He is the chairman of the respective boards of directors of Metro S.A., Textiles Pollak S.A. and of Tricot S.A. He is member of the board of directors of S&B Farmaceutica S.A. Additionally, he is General Manager and Partner of Inversiones El Olivar Ltda. He holds an accounting degree from the Universidad de Chile.

     Nicolas Majluf, 57, became a Series A Director in 1988. He holds directorship positions in Euroamerica S.A. and Falabella S.A. and acts as consultant to the board of directors of Inchalam and its related companies. He is a professor at the Engineering School of the Universidad Catolica de Chile. He is the brother of the General Manager of Telefonica Empresas, Ricardo Majluf. He holds a civil industrial engineering degree from the Universidad Catolica de Chile, a MSC in operations research from Stanford University and a Ph.D. in management from the Massachusetts Institute of Technology.

     Felipe Montt, 50, became an alternate Director in 1988 and a Series A Director in 1996. He holds directorship positions on the respective boards of directors of Dimacofi S.A., Compania Chilena de Fosforos S.A., Forestal Copihue S.A., Bosques de Chile S.A. and is the main partner of Montt y Asociados Ltda., which provides financial advisory services. He holds a commercial engineering degree from the Universidad Catolica de Chile and both a master's degree in arts and a doctorate in economics from the University of Minnesota.

     Luis Cid, 54, became an alternate Series B Director in May 1995 and a Series B Director in December 1998. He is the Chairman of Iede, OTIC, and Camara Oficial Espanola de Comercio de Chile. He holds directorship positions on the respective boards of directors of Aenor Chile, Fundacion Eurochile, Iansa, Campos Chilenos and Rutas del Pacifico.

     Antonio Viana-Baptista, 45, became an alternate Series A Director in December 1998. He is the Chairman and Chief Executive Officer of Telefonica Movil, and Director of Telefonica Internacional, S.A. He holds a bachelor degree in economics from the Universidad Catolica de Lisboa and a masters's degree in business administration from INSEAD.

     Juan Claro, 52, became a Series A Director on April 26, 2001. He was a professor of modern physics and electrodynamics. He serves as chairman of the board of Emel S.A., and is also chairman of the board of Sofofa and the Chilean Confederation of Commerce and Production. He is an entrepreneur who studied civil engineering at the Universidad Catolica de Chile. He also holds a master's degree in physics from the Universidad Catolica de Chile.

     Juan Carlos Ros, 41, became an alternate Series A Director in February 2000. He holds a position as General Secretary of Telefonica Internacional, S.A. He also holds positions as a Director of Telefonica de Argentina S.A., Telesp S.A. and Telefonica Internacional S.A. He holds a law degree from the Universidad Central de Barcelona.

     Guillermo Fernandez, 56, became an alternate Series A Deputy Director in June 1997. He holds a position as a General Manager of Telefonica S.A. He holds a doctorate in industrial engineering and a degree in computer science from the Universidad de Madrid.

     Augusto Iglesias, 47, became an alternate Series A Director in April 1996. He holds a position as partner and director of PrimAmerica Consultores, which provides consulting services. He holds a commercial engineering degree from the Universidad Catolica de Chile and a master's degree in economics from the University of California, Los Angeles.

     Sergio Badiola, 72, became a Series A Director in 1987 and an alternate Series A Director in June 1993. He also held the positions of Chairman and Deputy Chairman of the Company's Board of Directors in 1988 and 1989, respectively. He is a member of the councils of several educational organizations, including Sociedad Educacional el Valle de Casablanca, Universidad Mayor and Universidad Bernardo O'Higgins. He is a general accountant, as well as a Major General (Ret.) of the telecommunications branch of the Chilean Army. He served as General Secretary of the Chilean Government in 1980, was Sports Director of Chile from 1982 to 1985 and was the Intendent for the Region of Santiago between 1987 and 1988.

     Alfonso Ferrari, 61, became an alternate Series B Director on April 26, 2001. He is a Director of Telefonica del Peru and Chairman of the Commission of Appointments and Payments of the Corporate Governance Council of Telefonica de Espana. He holds an industrial engineering degree from the

Universidad Politecnica de Madrid and a master's degree in business administration from Harvard University.

Executive Officers

     Claudio Munoz, 40, the current Chief Executive Officer and former Vice President General Controller and Chief Accounting Officer, joined Telefonica CTC Chile in 1986. He holds a degree in civil industrial engineering and a master's degree in industrial engineering from the Universidad de Chile.

     Velko Petric, 39, Corporate Manager of Consumer and Small Business Communications and General Manager of CTC Equipos, joined Telefonica CTC Chile in 1994. He has served as director of Fundacion Telefonica since 1999. His experience at the Company also includes positions as Chief Executive Officer of CTC-Nexcom, Vice President of Small and Medium Corporate Customers and Chief Executive Officer of 188 Telefonica Mundo. He holds a civil industrial engineering degree from the Universidad Catolica de Chile.

     Oliver Flogel, 31, was appointed General Manager of Telefonica Movil in February 2003. He was nominated for this position by Telefonica, and his appointment was consequently approved by the Company's Board of Directors. Mr. Flogel joined the Telefonica Group in 1995, and since then has held various management positions in Spain and Latin America. He has a bachelor's degree in business administration from the European University of Belgium and a master's degree in corporate finance from the Universidad del Cema of Argentina.

     Ricardo Majluf, 57, General Manager of Telefonica Empresas, joined Sonda in June 1979 and was its General Manager from 1991 until June 2000. He joined Telefonica CTC Chile in June 2000. He is the brother of Series A Director, Nicolas Majluf. He holds a degree in civil industrial engineering from the Universidad Catolica de Chile.

     Cristian Aninat, 47, Secretary of the Board of Directors since 1997 and current Attorney General of Telefonica CTC Chile, joined the Company in 1994. He holds a law degree from the Universidad Catolica de Chile.

     Julio Covarrubias, 45, the Chief Financial Officer of Telefonica CTC Chile, General Manager of t-gestiona, an alternate Director of Telefonica Movil and Director of Istel, joined Telefonica CTC Chile in May 1995. He holds an industrial civil engineering degree from the Universidad Catolica de Chile and a master's in business administration from Cornell University.

     Humberto Soto, 44, Corporate Manager of Regulation, joined Telefonica CTC Chile in July 2002. He holds an electrical civil engineering degree from the Universidad de Chile.

     Rafael Zamora, 38, Corporate Manager of Planning and Control and Chief Accounting Officer, joined Telefonica CTC Chile in 1991. His experience at the Company includes head positions in the control area and in strategic planning. He holds a degree in civil industrial engineering and a master's degree in industrial engineering from the Universidad de Chile.

     Oscar Marquez, 49, Corporate Manager of Systems and Chief Information Officer, joined Telefonica CTC Chile in 1983. His experience at the Company includes head positions in strategic planning, finance, and business interconnections. He is an electronic engineer and he holds a master's degree in electronic engineering from the Universidad Federico Santa Maria. He also has undertaken post-graduate studies in finance and project evaluation at the Fundacion Adolfo Ibanez and the Universidad Catolica de Chile.

     Marcel Mancilla, 43, Corporate Manager of Internal Auditing, joined 188 Telefonica Mundo in 1993, Terra Networks Chile (formerly Telefonica Net) in 1997 and Telefonica CTC Chile in 1999. His experience at the Company includes positions in administration, finance, control and auditing. He holds a degree in accounting from the Universidad de Chile.

     Mauricio Malbran, 48, Corporate Manager of Human Resources, joined the Company in August 2001. He holds a civil electrical engineering degree from the Universidad de Chile.

     Franco Faccilongo, 47, Corporate Manager of Network Services, joined Telefonica CTC Chile in 1981. His experience at the Company includes executive positions in the technical department and in customer service departments. He holds a degree in electronic civil engineering from the Universidad Tecnica Federico Santa Maria and a master's of science degree from the Imperial College of London University.

     Diego Barros, 49, Corporate Manager of Customers Service and Sales, joined Telefonica CTC Chile in 1980. His experience at the Company includes head positions in the following departments: operating and technical assistance, post-sales management, customer attention centers, maintenance of external plants and Telefonica Residencial. He holds a degree in electrical civil engineering from the Universidad Catolica de Chile and a master's degree from the Universidad de Chile.

B. Compensation of Directors and Officers

     Each Director and alternate Director, except for the Chairman of the Board and the Deputy Chairman of the Board, receives compensation equal to 120 UTMs (US$ 4,907.6, as of December 31, 2002) per month for attending Board meetings and for expenses, provided they have attended at least one Board meeting in the month.

     The Chairman of the Board of Directors receives twice the compensation received by other Directors. The Deputy Chairman of the Board of Directors receives 1.5 times the compensation received by other Directors.

     The compensation for Board members and their alternate Directors are assigned at the General Annual Shareholders' Meeting. For the year ended December 31, 2002, the compensation paid to directors and executive officers of the Company was as follows:


  Name                                    Position                                   Thousands of Ch$
  ----                                    --------                                   ----------------
  Bruno Philippi (1)...............       Chairman of the Board                            84,201
  Jacinto Diaz (2).................       Deputy Chairman of the Board                     62,965
  Andres Concha                           Series A Director                                38,574
  Fernando Bustamante..............       Series A Director                                42,101
  Nicolas Majluf ..................       Series A Director                                42,101
  Felipe Montt ....................       Series A Director                                42,101
  Luis Cid ........................       Series B Director                                42,101
  Antonio Viana-Baptista...........       Alternate Series A Director                      10,444
  Juan Claro.......................       Alternate Series A Director                      31,582
  Juan Carlos Ros..................       Alternate Series A Director                      38,508
  Guillermo Fernandez..............       Alternate Series A Director                      35,015
  Augusto Iglesias                        Alternate Series A Director                      42,101
  Sergio Badiola                          Alternate Series A Director                      42,101
  Alfonso Ferrari..................       Alternate Series B Director                      34,902
         Sub-total (Directors).....                                                       588,794
                                                                                        ---------
  Executive Officers (123 persons).                                                     7,937,570
  Total............................                                                     8,526,364
                                                                                        =========


--------------------

(1) Mr. Bruno Philippi was designated as Series A Director and Chairman of the Board on March 29, 2001.
(2) Mr. Jose Maria Alvarez-Pallete was designated Series A Director and Deputy Chairman of the Board on April 22, 2003

     As of April 2001, it was resolved at shareholders' meetings for each of the Company's significant subsidiaries (i.e., subsidiaries in which the Company had a more than 50% stake) to eliminate directors' fees. Consequently, during 2002 no fees were paid to directors of subsidiaries. In the case of each subsidiary, the decision to eliminate directors' fees was adopted by the board of directors and approved by its shareholders.

     The Company does not compensate directors by other means such us: bonus or profit sharing plan; stock option plan; or pension, retirement or similar benefits.

C. Board Practices

     The Company's Directors are elected for a three-year term at the General Annual Shareholders' Meeting. The current Board of Directors was elected at the General Annual Shareholders' Meeting held on April 26, 2001, and its term expires in 2004. The Company has no service contracts with its directors.

Directors' Committee

     According to Law 19,705, effective as of December 20, 2000, all limited liability public companies with a market capitalization greater than approximately UF1,500,000 (equivalent to approximately US$ 35 million as of December 31, 2002) must appoint a directors' committee composed of three directors, the majority of whom must be independent from the controlling shareholder.

     The Company's directors' committee (the "Directors' Committee") was created by the Company's Board on April 26, 2001. The budget for this committee and the monthly compensation of the committee members and alternate committee members for the year 2002 was approved at the General Annual Shareholders' Meeting of the Company held on April 5, 2002.

     The main functions of the Directors' Committee are (i) to review the account inspectors' report and the external auditors' report, (ii) to propose to the Company's Board of Directors whom to designate as external auditors and local credit rating agencies, (iii) to examine all applicable transactions involving directors and related parties under Articles 44 and 89 of the Chilean Corporations law and (iv) to review the salaries and bonuses of the Company's senior executives. In addition, Telefonica CTC Chile's Directors' Committee examines all transaction involving the Company's CEO and other senior executive officers. The Director's Committee examines, proposes and makes recommendations to the Board of Directors that are not binding upon the board.

     Each member and alternate member of the Directors' Committee will receive compensation equal to UF30 (approximately US$ 745) per month for attending Directors' Committee meetings, provided they have attended at least one Directors' Committee meeting in such month. The annual budget of the Director's Committee amounts to Ch$75 million (approximately US$ 115,000).


     The Directors Committee is comprised of the following persons:

 Regular Member                 Alternate Member
 --------------                 ----------------
 Bruno Philippi                 Antonio Viana-Baptista
 Nicolas Majluf                 Augusto Iglesias
 Felipe Montt                   Sergio Badiola

     For the year ended December 31, 2002, the compensation paid to the Directors' Committee was as follows:


 Directors                                       Position                            Total Compensation
 ---------                                       --------                            ------------------
                                                                                  (In thousands of constant
                                                                                 Ch$ as of December 31, 2002)
 Bruno Philippi..........................        Series A Director                          4,504
 Nicolas Majluf..........................        Series A Director                          5,007
 Felipe Montt............................        Series A Director                          5,007

 Antonio Viana-Baptista .................        Alternate Series A Director                    -
 Augusto Iglesias........................        Alternate Series A Director                5,007
 Sergio Badiola..........................        Alternate Series A Director                5,007



D. Employees

     As of December 31, 2002, Telefonica CTC Chile (excluding its subsidiaries) employed 2,540 persons. The number of lines in service per employee of the Company (excluding employees of Telefonica CTC Chile's subsidiaries) at that time was 1,058. Telefonica CTC Chile's subsidiaries employed 2,031 persons as of December 31, 2002. Of the Company's 4,571 total employees, 71% were affiliated with one of 24 labor unions existing as of December 31, 2002.

     The table below sets forth the total number of employees as of December 31 of each year indicated, and its variation as compared to December 31 of the precedent year.

 2000....................         9,250         - 6.9%
 2001....................         7,720        - 16.5%
 2002 (*)................         4,571        - 40.8%

------------------------

(*) See note to table below.

     As of December 31, 2002, the breakdown of the Company's employees by subsidiary, and its variation as compared to December 31, 2001, was as follows:


                                                                                       % Variation between
 Company                                                  Number of employees             2002 and 2001
 -------                                                  -------------------          --------------------
 Telefonica CTC Chile.......................                    2,540                         -21.2%
 T-gestiona.................................                      194                         -30.7%
 Telefonica Empresas........................                      397                         -23.1%
 Telefonica Data............................                      261                          -8.4%
 Telefonica Movil...........................                      791                          -6.1%
 188 Telefonica Mundo.......................                      292                          -4.6%
 CTC-Equipos                                                       36                         -25.0%
 Istel......................................                       39                         -20.4%
 Globus.....................................                       21                           0.0%
      Total.................................                    4,571                       -40.8% (*)


---------------------
(*) On September 26, 2002, Telefonica CTC Chile, through its subsidiary Telefonica Empresas, sold 25% of its then existing equity interest in Sonda to Inversiones Pacifico II Limitada ("Inversiones Pacifico") and Inversiones Santa Isabel Limitada ("Santa Isabel"), both companies related to Mr. Andres Navarro (founder of Sonda), leaving the Company with a remaining 35% interest, while the remaining 65% is controlled by Mr. Andres Navarro, through his related companies. As a result the Company no longer owns a majority interest in or exercises management control of Sonda and, consequently, as of September 30, 2002, the Company will not show Sonda's employees as part of its corporate workforce.

     On October 28, 2002, Telefonica CTC Chile implemented certain changes to its business operations and organizational structure that it believes will enable it to enhance the services delivered to its customers. In connection with these changes, there was a reduction of personnel totaling 1,070 employees from both the parent company and the subsidiaries.

     As of December 31, 2002, the breakdown of the Company's employees by function and its variation as compared to December 31, 2001 was as follows:


                                                                                       % Variation between
 Company                                                  Number of employees             2002 and 2001
 -------                                                  -------------------          --------------------
 Executive officers and managers............                      286                         -26.7%
 Direct supervision.........................                      968                         -25.4%
 Professionals..............................                    1,738                         -33.4%
 Technical and operative execution..........                    1,579                         -53.9%

      Total.................................                    4,571                         -40.8%


     The Company's workforce was reduced by approximately 6.9% in 2000 due to an early retirement plan applied in January of 2000, voluntary resignations and other reasons. Under the early retirement plan applied in January of 2000, 512 employees retired from the Company. However, the Company experienced a personnel increase at the subsidiary level resulting from the transfer of 477 employees from Telefonica CTC Chile to Telefonica Empresas in February of 2000. In 2001, during the months of January and February, the Company implemented a new early retirement plan as part of the corporate restructuring process initiated during the second half of 1999, which was accepted by 59 employees. Furthermore, in June of 2001, as part of the Company's workforce rationalization program, 1,608 employees were dismissed. In November of 2001, the Company began an outsourcing process in its Information Systems Services area, which involved the transfer of 86 employees to an external company. In September 2002, with the sale of 25% of Sonda, this company ceased to be a subsidiary of Telefonica CTC Chile and, consequently, Sonda's 2,347 employees were removed from the Company's payroll. This reduction, when combined with the reduction of 1,070 employees as part of the restructuring process in October 2002, resulted in a 41% decrease in Company personnel in 2002 compared to the previous year.

     In June 2002, the Company conducted its collective bargaining process with non -executive employees of Telefonica CTC Chile and its subsidiaries. An agreement was reached with 1,330 employees as of the June 30, 2002 deadline. Subsequent agreements were reached with an additional 331 employees yielding a total of 1,661 employees operating under new collective labor agreements. These collective labor contracts were signed for a period of either two or three years, depending on union affiliation, and included clauses providing for greater flexibility and ease of adaptation to the labor market. However, following a legal strike lasting 28 days, a total of 3,445 employees elected to invoke the provisions of Article 369 of the Chilean Labor Code, which allowed such employees to freeze the conditions of their previous labor contracts for a period of 18 months. The principal proposals of the Company in the negotiations with the employees who have invoked Article 369 include: adjustment of severance indemnities in accordance with market conditions, application of differentiated salary readjustments on a case-by-case basis, in line with market conditions, and application of variable incentives and bonus payments based on the Company's performance.

     In addition to base salaries, some employees of the Company receive certain monthly cash bonuses, including bonuses for vacations and holidays, and a productivity bonus payable upon the fulfillment of certain operating targets that exceed the Company's internal budget projections. Telefonica CTC Chile's employees are also entitled to accrued severance payments upon an employee's voluntary resignation or retirement from the Company. Under the Company's severance indemnity plan, as to employees who have invoked Article 369 in order to freeze the conditions of their previous labor contracts, any such employees with at least one continuous year of service with the Company are entitled to receive a payment equal to 40 days' salary for each full year of service and each partial year of service exceeding six months. As of December 31, 2002, the Company's severance indemnity provisions reached Ch$15,513 million (US$ 21.6 million).

     In accordance with Chilean law, Telefonica CTC Chile allows female employees to retire at age 60 and male employees to retire at age 65. The benefits of the early retirement plan offered in 2000 and 2001 included a payment equal to a maximum of eight-months' salary and six-months' salary, respectively. This plan was not offered in 2002.

     Under the law enacted in November 1980 that privatized the Chilean social security system, the Company is obliged to deduct from employees' monthly wages a contribution to a personal pension fund owned by each employee, managed by AFPs individually selected by the employee. Compulsory contribution, which currently amounts to approximately 13% of monthly taxable income ("MTI") (up to a maximum MTI of UF60, equivalent to approximately US$ 1,353 per month), includes the costs of life insurance and disability insurance coverage. The Company's statutory social security obligation is fully discharged by the deduction and delivery to the corresponding AFP of such monthly contributions on behalf of the respective employees.

     In June of 1987, the Company formed a 99.9%-owned subsidiary, Istel, to manage Telefonica CTC Chile's health programs for its employees, former employees and their family members, and to make temporary disability payments to its employees. The benefits provided by Istel include medical assistance and dental assistance at special rates. Istel is principally funded by payments from Telefonica CTC Chile's employees who are affiliated with Istel in the amount of 7% of their MTI (up to a maximum MTI of UF60, equivalent to approximately US$ 1,353 per month), which amount is defined by Chilean law.

     As of May 30, 2003, 170 non-executive employees of the Company owned 469,999 shares of Series A Common Stock and 55 non-executive employees of the Company owned 168,961 shares of Series B Common Stock, collectively representing 0.1% of the Company's outstanding shares.

E. Share Ownership

     As of May 30, 2003, 18,755 shares of Series A Common Stock and 1,063 shares of Series B Common Stock were owned by the persons listed in subsection 6.A above as directors and officers, including those who held their positions as of December 31, 2002 and who are no longer officers or members of Telefonica CTC Chile's Board of Directors. None of these persons owns more than 1% of any class of the Company's outstanding shares. In addition, the persons listed in subsection 6.A above as directors and officers, including those directors who held their positions as of December 31, 2002 and who are no longer officers or members of Telefonica CTC Chile's Board of Directors, own 280 shares of 188 Telefonica Mundo.

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders


     The following table sets forth certain information, on a subscribed share basis, as of May 30, 2003, with respect to each shareholder known to the Company to own beneficially 5% or more of any class of the Company's shares of common stock and all directors and executive officers of the Company as a group:


                                                Series of       Number of Shares          %             %
    Name and Address of Beneficial Owner       Common Stock    Beneficially Owned     of Series     of Total
    ------------------------------------       ------------    ------------------     ---------     --------
 Telefonica Internacional Chile.........            A              375,993,524          43.02         39.28
 Avenida Santa Maria 0792, 4 Piso
       Santiago, Chile..................            B               41,739,487          50.19          4.36
 Citibank, N.A., as depositary (1)
       (68 registered holders)
       111 Wall Street
       New York, NY 10043, USA..........            A              192,008,811          21.96         20.06
 AFP Provida S.A........................            A               61,068,075           6.99          6.38
 Avenida Pedro de Valdivia 100
       Santiago, Chile..................            B                5,726,260           6.89          0.60
 AFP Habitat S.A........................            A               59,740,463           6.84          6.24
 Avenida Providencia 1909
       Santiago, Chile..................            B                4,715,985           5.67          0.49
 All directors and executive officers, as
     a group (12 persons)...............            A                   18,755              *             *
                                                    B                    1,063              *             *

------------------------------

(1) Pursuant to the requirements of Chilean law, all shares of Series A Common Stock represented by ADSs are owned of record since January 2, 1997 by Citibank, N.A., as depositary (the "Depositary").
*     Represents less than 1%.

     The table below sets forth certain information, as of December 31, 2002, with respect to twelve largest shareholders of Series A Common Stock.


                                                                      % of Series A                %
                                              Number of Shares        Common Shares             of Total
                                              ----------------        -------------             --------
 Telefonica Internacional Chile.........       375,993,524                43.0                    39.3
 Citibank N.A. (1) .....................       193,472,387                22.1                    20.2
 AFP Provida S.A. (2) ..................        59,673,747                 6.8                     6.2
 AFP Habitat S.A. (2) ..................        50,855,651                 5.8                     5.3
 AFP Cuprum S.A. (2) ...................        38,692,407                 4.4                     4.0
 AFP Summa Bansander S.A. (2) ..........        29,374,450                 3.4                     3.1
 AFP Santa Maria S.A. (2)...............        28,219,686                 3.2                     2.9
 AFP Plan Vital S.A. (2) ...............         5,923,139                 0.7                     0.6
 The Chile Fund Inc. ...................         4,869,151                 0.6                     0.5
 AFP Magister S.A. (2) .................         3,455,000                 0.4                     0.4
 Consorcio Nacional de Seguros S.A. ....         3,075,912                 0.4                     0.3
 Genesis Chile Fund Limited ............         2,842,316                 0.3                     0.3
       Subtotal ........................       796,447,370                91.1                    83.2
                                            --------------------------------------------------------------------
 Other shareholders ....................        77,548,077                 8.9                     8.1
 Total .................................       873,995,447               100.0                    91.3
                                            ====================================================================


----------------------------
(1) Depositary Bank acting on behalf of the Company's ADS holders.
(2) Pension fund investor.

     The table below sets forth certain information, as of December 31, 2002, with respect to the twelve largest shareholders of Series B Common Stock.


                                                                       % of Series B               %
                                               Number of Shares        Common Shares            of Total
                                               ----------------        -------------            --------
 Telefonica Internacional Chile ........         41,739,487               50.2                    4.4
 AFP Provida S.A. (1) ..................          5,647,260                6.8                    0.6
 AFP Habitat S.A. (1) ..................          4,715,985                5.7                    0.5
 AFP Cuprum S.A. (1) ...................          3,878,246                4.7                    0.4
 AFP Santa Maria S.A. (1) ..............          2,425,691                2.9                    0.3
 AFP Summa Bansander S.A. (1) ..........          2,217,399                2.7                    0.2
 Moneda S.A. A.F.I P/Pionero F.I.M. ....          1,750,812                2.1                    0.2
 Petrizzio Monserrat, Luisa Gloria .....            903,452                1.1                    0.1
 Bancard S.A. ..........................            764,446                0.9                    0.1
 Ballarin Lopez, Miguel ................            627,417                0.8                    0.1
 Fundacion Arturo Irarrazabal Correa ...            626,072                0.8                    0.1
 Compania de Inversiones La Espanola S.A.           616,873                0.7                    0.1
       Subtotal ........................         65,913,140               79.3                    6.9
                                             -------------------------------------------------------------------
 Other shareholders ....................         17,248,498               20.7                    1.8
                                             -------------------------------------------------------------------
 Total .................................         83,161,638              100.0                    8.7
                                             ===================================================================


---------------------
(1) Pension fund investor.

     There were no material changes in the percentage ownership held by major shareholders during the past three years. Telefonica Internacional Chile has maintained its 43.64% ownership of the Company's shares during the past three years. As of December 31, 2000, 2001, and 2002, Citibank, N.A., as Depositary for the Company's American Depositary Receipts ("ADRs"), owned 24.50%, 22.04% and 20.21% of the Company's shares, respectively. AFP Provida, a Chilean pension fund, had an ownership of 6.54%, 6.94% and 6.82% as of December 31, 2000, 2001, and 2002, respectively. AFP Habitat, a Chilean pension fund, had an ownership of 4.43%, 5.54% and 5.81% as of December 31, 2000, 2001, and 2002, respectively.

     As of May 30, 2003, ADRs holders (through the Depositary) held 20.06% of CTC's total shares, and the Company had 68 registered shareholders.

     All of the Company's shareholders have identical voting rights.

Controlling Shareholder

     Telefonica Internacional Chile owns 43.64% of all shares of the Company. Telefonica Internacional Chile is a 99.9% owned subsidiary of Telefonica Chile Holding B.V., which is indirectly wholly owned by Telefonica, through its subsidiary TISA.

B. Related Party Transactions

     In the ordinary course of its business, the Company engages in a variety of transactions with certain of its affiliates, primarily for the purchase, at fair market prices negotiated on an arm's-length basis, of goods or services that may also be provided by other suppliers. The Directors' Committee is informed of all such transactions in advance, and such transactions are approved by the Board of Directors. Below are descriptions of such transactions with affiliates that are material. Financial information concerning these transactions is also set forth in Note 6 to the Audited Consolidated Financial Statements.

Transactions with Telefonica

     Since June 30, 1992, the Company, through its subsidiary 188 Telefonica Mundo, has had a correspondence agreement with Telefonica providing for the exchange of international long distance traffic between Chile and Spain. This agreement, which has an indefinite term subject to cancellation by either party on six-months' notice, generated an income to the Company of Ch$4,239 million for the year ended December 31, 2000. The outstanding balances under the agreement in favor of the Company, as of December 31, 2001 and 2002, were Ch$749 million and Ch$787 million (US$ 1.1 million), respectively. There were no balances payable by the Company as of December 31, 2001 and 2002.

Transactions with Telefonica Internacional Chile

     In 1997, the Company entered into an agreement with Telefonica Internacional Chile through which Telefonica Internacional Chile coordinates certain joint activities among the members of the Telefonica Group on behalf of the Company. Under the agreement, the Company incurred expenses of Ch$54 million in 2000, Ch$522 million in 2001 and Ch$522 million (US$ 0.7 million) in 2002. There were no outstanding balances in favor of the Company as of December 31, 2001 and 2002. There were no balances payable for 2001 and there was a balance payable amounting to Ch$ 261 million (US$ 0.4 million) for 2002.

     In December of 1996, the Company received a short-term loan in the amount of US$ 48 million (historic value) from Telefonica Internacional Chile to finance the Company's investment in Compania Riograndense de Telecomunicaciones. In 1997, this loan and accrued interest thereunder were refinanced through a three-year loan from Telefonica Internacional Chile that matured and was repaid in full by the Company on June 15, 2000. In addition, on December 20, 1996, the Company entered into a current account agreement with Telefonica Internacional Chile, which provides for transfer of funds between the two parties. These transactions with Telefonica Internacional Chile generated expenses of Ch$3,747 million, Ch$2,230 million, and Ch$839 million (US$ 1.2 million) in 2000, 2001 and 2002, respectively. The outstanding balance payable by the Company, including accrued interest, was Ch$32,297million and Ch$24,214 million (US$ 33.7 million) as of December 31, 2001 and 2002, respectively. There was no outstanding balance in favor of Telefonica CTC Chile as of December 31, 2001 and 2002.

Transactions with Publiguias

     Effective as of January 1993, the Company entered into an agreement with Publiguias, an affiliate of the Company, pursuant to which the Company invoiced and collected payments due from the sale of advertising space in, and distribution of, the telephone directory published by Publiguias. In return for these services, the Company received a percentage of the revenues generated by Publiguias through these sales. In August of 2001, this agreement was terminated, thereby generating extraordinary revenue in the amount of Ch$11,389 million (US$ 15.8 million) as compensation in connection with the termination of the contract. A new agreement for the provision of similar services was signed in the third quarter of 2001. The new agreement will remain in effect until June 2006. As a result of its participation in this agreement, the Company accrued net income of Ch$12,040 million and Ch$25,884 million for the years ended December 31, 2000 and 2001, respectively, and a net expense of Ch$204 million (US$ 0.3 million) for the year ended December 31, 2002. Under the agreement, the Company had a balance payable to Publiguias in the amount of Ch$332 million (US$
0.5 million) in 2002, and had balances receivable from Publiguias of Ch$ 452 million and Ch$843 million (US$ 1.2 million) in 2001 and 2002, respectively.

Transactions with Terra Networks

     On October 4, 1999, the Company entered into an agreement with Terra Networks, an affiliate of the Company, pursuant to which the Company sold its subsidiary, Telefonica Net, to Terra Networks for US$ 40 million (historic value) and the transfer to Terra Networks of the debt that Telefonica Net owed to the Company and its subsidiaries as of the closing date of the transaction. At the time of the closing, this debt amounted to US$ 9.7 million (historic value). As part of this transaction, 188 Telefonica Mundo, the long-distance subsidiary through which the Company held its participation in Telefonica Net, obtained a preferential option to subscribe to shares of Terra Networks for an amount not exceeding US$ 40 million (historic value), at the price that these shares were placed in Terra Networks' initial public offering. In addition, as part of this transaction, the parties entered into commercial agreements aimed at jointly developing the Internet business in Chile through the preferential use of each company's respective services at fair market prices. On November 17, 1999, the Company exercised its option to purchase shares of Terra Networks and subscribed to 2,984,986 shares at a price of US$ 13.40 per share (historic value), which gave the Company a 1.1% equity interest in Terra Networks as of that date. The Company had balances receivable from Terra Networks of Ch$121 million as of December 31, 2001 and Ch$ 9 million (US$ 0.01 million) as of December 31, 2002, which related to financial interest receivable in connection with the sale of Telefonica Net. There were no outstanding balances payable by the Company in favor of Terra Networks as of December 31, 2001 and 2002.

Transactions with Terra Networks Chile S.A.

     On April 30, 1998, the Company entered into an agreement with Terra Networks Chile S.A. ("Terra Networks Chile"), a current affiliate of the Company and formerly its subsidiary, Telefonica Net, pursuant to which the Company provides collection services to Terra Networks Chile. Furthermore, on June 1, 1999, the Company entered into an agreement with Terra Networks Chile pursuant to which Terra Networks Chile provides Internet access to certain Chilean schools, the cost of which are to be paid by the Company to Terra Networks Chile. Telefonica CTC Chile also has an agreement to purchase on-line advertising from Terra Networks Chile for itself and its subsidiaries for the five years between 1999-2004. The Company recorded a net income of Ch$ 168 million, Ch$1,905 million and Ch$1,537 million (US$ 2.1 million) in the years 2000, 2001 and 2002 under these agreements. The Company had balances receivable from Terra Networks Chile of Ch$2,228 million as of December 31, 2001 and Ch$ 957 million (US$ 1.3 million) as of December 31, 2002. Balances payable to Terra Networks Chile from the Company under these agreements amounted to Ch$1,754 million and Ch$3,090 million (US$ 4.3 million) as of December 31, 2001 and 2002, respectively.

Transactions with Atento Chile

     On September 1, 1999, the Company and Atento Chile, an affiliate of the Company, signed a five-year outsourcing agreement, pursuant to which Atento Chile provided its telephone service platforms to the Company's business units and customers. Such services included: (i) directory-information assistance,
(ii) technical assistance and management of customer complaints, and (iii) corporate commercial information and sales. On May 22, 2001, this agreement was replaced by a new outsourcing agreement between the Company and Atento Chile, which expires on July 31, 2004 unless earlier terminated. Under the agreement, Atento Chile provides to the Company directory assistance, technical assistance and customer complaint management, as well as general commercial and sales information. Similar agreements, involving all of the Company's subsidiaries, are also in effect. In addition, on June 28, 1999, the Company entered into a current account agreement with Atento Chile, which allows for transfer of funds between the parties with the balances paid periodically on established dates.

     Pursuant to all of the agreements discussed above, the Company recorded a total net income of Ch$17,697 million in 2001, and incurred a total net expense of Ch$11,618 million and Ch$11,295 million (US$ 15.7 million) in 2000 and 2002, respectively. The outstanding balances payable to Atento Chile were Ch$4,785 million and Ch$4,755 million (US$ 6.6 million) as of December 31, 2001 and 2002, respectively. The outstanding balances payable in favor of the Company as of December 31, 2001 and 2002 were Ch$878 million and Ch$616 million (US$ 0.9 million), respectively.

Transactions with Emergia Chile S.A.

     Effective as of October 10, 2000, the Company (through its subsidiary, 188 Telefonica Mundo) has entered into an agreement with Emergia Chile S.A., an affiliate of the Company, for the rental of capacity for international long distance traffic delivery and data transmission for a term of 25 years. In addition, Emergia Chile uses parts of 188 Telefonica Mundo's long distance infrastructure in Chile, paying 188 Telefonica Mundo for its maintenance and operation. This agreement generated a net expense to the Company of Ch$44 million for the year ended December 31, 2001 and a net income of Ch$1,241 million (US$ 1.7 million) for the year ended December 31, 2002. The outstanding balances payable by the Company as of December 31, 2001 and 2002 were Ch$2,400 million and Ch$43 million (US$ 0.1 million), respectively. The outstanding balances in favor of the Company, as of December 31, 2001 and 2002, were Ch$178 million and Ch$22 million (US$ 0.03 million), respectively.

Transaction with Telefonica Procesos de Tecnologia de Informacion S.A.

     During 2002, the Company sold to Telefonica Procesos de Tecnologia de Informacion S.A. ("TPTI"), an affiliate of the Company, certain billing and customer care relationships applications that were developed and used by Telefonica CTC Chile. TPTI then granted Telefonica CTC Chile a license to use these applications, and will continue to improve and develop them in order to provide them to the Company and to other members of the Telefonica Group. This transaction generated an income to the Company of Ch$413 million (US$ 0.6 million) for the year ended December 31, 2002. The outstanding balance in favor of the Company as of December 31, 2002, was Ch$11,779 million (US$ 16.4 million). There was no balance payable by the Company as of December 31, 2002.

Transactions with Telefonica Data Corp

     During the year 2002, Telefonica Data Corp ("T-Data Corp"), an affiliate of the Company, entered into an agreement with Telefonica CTC Chile, pursuant to which the Company provides administrative outsourcing services to T-Data Corp. T-Data Corp also rendered international connectivity services to Telefonica CTC Chile. These transactions generated an expense to the Company of Ch$1,321 million (US$ 1.8 million) for the year ended December 31, 2002. The accumulated balance payable by the Company as of December 31, 2002, was Ch$1,321 million (US$ 1.8 million). There was no balance receivable by the Company as of December 31, 2002.

Transactions with Telefonica Movil Soluciones y Aplicaciones S.A.

     In 2002, Telefonica Movil, a wholly owned subsidiary of Telefonica CTC Chile, entered into a contract with Telefonica Movil Soluciones y Aplicaciones S.A., an affiliate of the Company, pursuant to which Telefonica Movil licensed the use of the 2002 version of that company's SCL software, which is a customer care and billing application. The use of the SCL software will allow the complete migration of Telefonica Movil's TDMA commercial systems to a multi-technology commercial system. This agreement generated an expense to Telefonica Movil of Ch$5.8 million (US$ 8,042) for the year ended December 31, 2002. The outstanding balance under the agreement in favor of Telefonica Movil as of December 31, 2002, was Ch$3.3 million (US$ 4,595), and Telefonica Movil had a balance payable of Ch$1,368 million (US$ 1.9 million) in 2002.

Transactions with Sonda

     On January 11, 1999, concurrent with its acquisition of a 60% interest in Sonda, Telefonica CTC Chile entered into certain agreements with Sonda for the outsourcing of the Company's information systems and processes, such as billing and customer services, as well as for the usage of information systems assets, including computers and software. As of October 2001, the Company terminated its service agreements with Sonda and signed a full outsourcing agreement for the operation, support and maintenance of its information systems infrastructure with IBM. Following the Company's sale of 25% of its interest in Sonda, the Company no longer consolidates the financial results of that company and, as a result, as of September 2002 the outstanding balances with Sonda under the terminated agreements appear in the Company's Audited Consolidated Financial Statements. See "Item 10: Additional Information--Material Contracts." As of December 31, 2002, Telefonica CTC Chile had a balance receivable from Sonda in the amount of Ch$1,964 million (US$ 2.7 million) and a balance payable to Sonda in the amount of Ch$2,149 million (US$ 3.0 million).

Transactions with Executive Officers

     As of May 15, 2003, Mr. Julio Covarrubias, Chief Financial Officer of the Company, had an outstanding personal loan from the Company in the amount of UF1,391.69 (approximately US$ 33,938). The largest amount outstanding during 2002 was UF2,558.40 (approximately US$ 62,390). The applicable interest rate on this loan is 0.0%, although the principal amount is adjusted according to Chilean inflation. This loan matures in December 2003.

     As of May 15, 2003, Mr. Oscar Marquez, Corporate Manager of Information Systems of the Company, had an outstanding personal loan, granted to him by the Company, in the amount of UF1,311.69 (approximately US$ 31,987). The largest amount outstanding during 2002 was UF1,947.65 (approximately US$ 47,496). The applicable interest rate on this loan is 0.0%, although the principal amount is adjusted according to Chilean inflation. This loan matures in February 2006.

     During the course of 2002, all other loans to executive officers, in an aggregate amount of UF4,440 (US$ 105,181) were paid in full. All such loans were entered into previous to July 30, 2002. In accordance with Section 402 of the Sarbanes-Oxley Act of 2002, since July 2002 the Company has not and will not extend any loans to Directors and Officers.

     Article 89 of the Chilean Corporations Law requires that a company's transactions with related parties (defined as entities that belong to the same group of companies) be on terms similar to those customarily prevailing in the market. Directors and executive officers of companies that violate Article 89 are liable for losses or damages resulting from such violations. In addition,
Article 44 of the Chilean Corporations Law provides that any transaction in which a director has a personal interest or is acting on behalf of a third party may be approved in advance by the board of directors only if the board of directors is informed of such director's interest and if the terms of such transaction are similar to those prevailing in the market. If a transaction involves an amount greater than UF 20,000 (approximately US$ 500,000), the board of directors must be presented with a report as to whether the terms of the proposed transaction are comparable to those prevailing in the market before such transaction takes effect. If it is impossible for the board of directors to determine the prevailing market terms, the board can appoint two independent appraisers and make a decision regarding the transaction in question only after the reports of both appraisers are received. If the opinions of two independent appraisers significantly differ, or if the terms and conditions of the action or contract in question are unfavorable to the shareholders of the company, shareholders representing at least five percent of the issued voting stock may request that the board of directors summon a special meeting of shareholders to approve such transaction. Two-thirds of the issued voting stock must approve the transaction at such meeting. Resolutions approving such transactions must be reported to the company's shareholders at the next shareholders' meeting. Violation of Article 44 may result in imposition of administrative or criminal sanctions upon responsible parties, and the company, its shareholders, or interested third parties who suffer losses as a result of such violation have the right to receive compensation in certain situations.

C.  Interest of Experts and Counsels

     Not applicable.

ITEM 8.  FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

     See Item 18 for a listing of the Company's Audited Consolidated Financial Statements, included in this Annual Report.

Legal Proceedings

     Unless expressly stated otherwise in this section, the amounts of judgments and claims for damages, as stated in Chilean pesos, do not include readjustment for inflation, interest and costs, which may be required at final judgment. When a judgment or claim is stated in a readjusting unit of currency, such as the UF, no further inflation readjustment is required.

  Lawsuit with Protempore Ltda.

     Beginning in 1994, Telefonica CTC Chile had contracted with Protempore Ltda. ("Protempore") for temporary personnel services. In 1997, Chilean labor authorities discovered that approximately 200 of Protempore's employees were working for that entity without a formal contract. This discovery led the labor authorities to fine Telefonica CTC Chile and placed Telefonica CTC Chile at risk of having to undertake additional obligations with respect to such employees, such as funding their pensions and benefits. Telefonica CTC Chile viewed these events as a breach by Protempore of the contract for temporary personnel services and as a result terminated the contract. On January 2, 1998, Protempore filed a civil complaint against Telefonica CTC Chile for cancellation of the contract with damages in the amount of Ch$7,886 million, and Telefonica CTC Chile counter-sued for cancellation of the contract and indemnification of its related liabilities.

     In June 2002, the First Instance Trial Court rejected Protempore's lawsuit and accepted Telefonica CTC Chile's counterclaim, declaring cancellation of the contracts due to non-compliance by Protempore and ordering them to indemnify all payments made by the Company as a consequence of Protempore's non-compliance. Protempore has filed a motion to vacate and appeal the judgment, which is underway.

   VTR Telefonica lawsuit against the Company

     On June 30, 2000, VTR presented a claim in the amount of Ch$2,203 million as part of an ordinary lawsuit against the Company based on discrepancies related to access charge payments following the new tariff decree.

     On July 11, 2002, the court issued an initial ruling, which determined that Telefonica CTC Chile is obligated to pay access charges since November 1999, and that such payment must be net of amounts invoiced by Telefonica CTC Chile to VTR. Telefonica CTC Chile has appealed this decision before the Appeals Court of Santiago, which is currently pending.

  Lawsuit against the State of Chile

     On March 12, 2002, Telefonica CTC Chile filed a civil lawsuit against the State of Chile, which is represented by the Consejo de Defensa del Estado (the "National Defense Counsel"). The lawsuit, initiated with the unanimous approval of the Board of Directors of the Company, disputes the application of Tariff Decree No. 187, which sets the maximum tariffs that the Company may charge for local telephony and interconnection services during the period between May of 1999 and May of 2004. The lawsuit alleges that the State of Chile improperly applied economic concepts and made errors in calculations underlying the established maximum rates under Tariff Decree No. 187. This legal action seeks damages in the amount of Ch$181,038 million, equivalent to US$ 274 million (historical value as of the date of the lawsuit), plus adjustments and interest, covering past and prospective losses through May 2004 arising from such errors.

      The lawsuit is currently in the evidentiary phase of litigation.

   Lawsuits by Unions against the Company

     In June 2002, certain unions associated with employees of the Company instituted five separate labor lawsuits against the Company. The lawsuits claimed damages as a result of an alleged non-payment of goals-based incentives under the collective labor agreements that were applicable until June 2002. The First Instance Trial Court, and subsequently the Appeals Court of Santiago, rejected all claims for damages made by the unions under their lawsuit.

     The unions appealed this rejection to the Supreme Court of Santiago. On May 6, 2003, the Supreme Court of Santiago rejected the appeal and therefore this lawsuit has been definitively resolved in favor of the Company.

  Administrative Proceeding by the Office of Customs Management for the Metropolitan Region against the Company

     In 1997, the Direccion Regional de Aduanas Metropolitanas, or the "Office of Customs Management for the Metropolitan Region," instituted an administrative proceeding against Telefonica Movil, a subsidiary of the Company, for an estimated total amount of US$ 5,070,649.44, for alleged regulatory infractions involving the importation of certain mobile telecommunications equipment. In December 2002, the administrative proceeding of the regional customs office resulted in a determination against the Company. The Company appealed this determination to the Direccion Nacional de Aduanas, or the "Office of Customs Management of Chile." In June 2003, the national customs office rejected the administrative determination of the regional customs office, and made a final ruling in favor of the Company's appeal and against any finding of liability on the part of the Company.

  Other Proceedings


     Telefonica CTC Chile is also party to various other lawsuits arising in the ordinary course of its business.

     Management considers it unlikely that any losses associated with any of the pending lawsuits described above will significantly affect Telefonica CTC Chile's results of operations, financial position and cash flow, although no assurances can be given to such effect. Accordingly, Telefonica CTC Chile has not created any reserve for these lawsuits.

Dividend Policy and Dividends

  Dividend Policy

     Telefonica CTC Chile's dividend policy (including the policy set by the Board of Directors with respect to the payment of interim dividends for each year) is announced at the General Annual Shareholders' Meetings of the Company. At such meetings, the Board of Directors presents for the shareholders' consideration and approval its proposals for a final dividend for the preceding year.

     Beginning in 1999, the Company instituted a policy of paying three interim dividends and one final dividend for each year. The first interim dividend for 1999, in an amount equal to Ch$2.0 (historical) per share, was paid in August of that year in the aggregate amount equal to 34.8% of the Company's net income for the first quarter of 1999 calculated in accordance with Ch GAAP. Due to net losses sustained in fiscal year 1999, calculated in accordance with Ch GAAP, the interim dividend paid in August of 1999 was charged against retained earnings, which decision was approved by the shareholders at the General Annual Shareholders' Meeting held on March 15, 2000. No other dividends were paid by the Company with respect to fiscal year 1999.

     As a result of a net loss sustained by the Company, the Company did not distribute any dividends with respect to the year 2000.

     As a result of accumulated losses in the first half of 2001, no interim dividends were paid in 2001. However, at the Company's General Annual Shareholders' Meeting on April 5, 2002, the Board of Directors proposed for shareholders' approval the payment of a final dividend in the aggregate amount of Ch$1,233,497,420 (historic value), which represented 30% of the Company's net income for 2001. The dividend was paid in May 2002 and amounted to Ch$1.29 per share and Ch$5.16 per ADS, based on the assumption that 957,157,085 shares were outstanding as of December 31, 2001, and the ratio of common stock to ADRs equaled 1:4.

     As a result of a net loss sustained by the Company, the Company did not distribute any dividends with respect to the year 2002.

      The Company implements its dividend policy in compliance with Chilean law, pursuant to which the Company's Bylaws provide that the Company must distribute a cash dividend in an amount at least equal to 30% of its net income for the relevant year, unless otherwise decided by unanimous vote of the holders of the issued and subscribed shares.

     The Company's dividend policy for 2003 contemplates the distribution of 30% of net income through the payment of a single dividend to be paid in May 2004. The dividend policy for future years will be in line with the objectives set forth in the Company's "Financial Plan," which focuses primarily on a gradual increase in the rate of self-financing, so as to adjust the financial structure of the Company to the requirements of the Development Plan. However, the implementation of this dividend policy in years ahead will depend on several factors, including the actual amount of net income generated by the Company each year, economic projections that may periodically be made by the Company, or the occurrence of certain other events that may affect the Company's ability to distribute dividends. The availability of funds will also determine the degree of compliance with the dividend policy with respect to future interim dividends.

  Dividends

     Dividends are paid to shareholders of record on the fifth business day (including Saturdays) following the established record date. The following table sets forth the amounts per share of annual dividends paid out of the Company's earnings in years 1998 through 2002. These amounts represent, for each given year, a sum of the interim dividends plus the final dividend paid with respect to such year. No dividends were paid in 1999 (the dividend paid in August of 1999 was charged against retained earnings) and 2000.


                                                            Per Share (1)                        Per ADS
                                                    -----------------------------               ---------
 Fiscal Year                                        (Ch$) (2)           (US$) (3)               (US$) (3)
 -----------                                        ---------           ---------               ---------
 1998...................................              40.8                 0.086                  0.344
 1999...................................               2.0(4)              0.003                  0.012
 2000...................................               0.0                 0.000                  0.000
 2001...................................               1.3                 0.002                  0.008
 2002...................................               0.0                 0.000                  0.000

-------------------
(1) Represents dividend amounts paid with respect to Series A and B Common Stock. Per-share information does not take into account any Chilean withholding tax.
(2)   Amounts shown are presented in Chilean nominal pesos.
(3) Translated into U.S. dollars at the Observed Exchange Rates as of December 31 of the respective year. Per ADS information is based on four underlying shares of Series A Common Stock per one ADS, and does not take into account any Chilean or U.S. withholding tax.
(4)   Charged to prior retained earnings.

     Dividends received by the Company's shareholders that are not Chilean residents, including holders of ADS, are subject to Chilean withholding tax. See "Item 10: Additional Information--Taxation--Chilean Tax Considerations." Following the August 1994 ruling from the Chilean Internal Revenue Service, which permitted the Company to accelerate depreciation of fixed assets for tax purposes, the effective withholding tax rate on such dividends was 35%, the maximum permitted by law.

     As a general requirement, shareholders who are not residents of Chile must register with the Central Bank to have dividends, sale proceeds, or other amounts with respect to their shares remitted outside of Chile through the formal currency market.

      Under the Foreign Investment Contract (as defined below in "Item 10:
Additional Information--Exchange Controls and Other Limitations Affecting Security Holders"), the Depositary has been granted access to the Formal Exchange Market to convert cash dividends from pesos to dollars and to pay such dollars to ADR holders outside of Chile.

B. Significant Changes

     A discussion of the significant changes in our business since December 31, 2002 can be found in Item 4 under the caption "--Development Plan and Strategic Goals" and in Item 5 under the caption "--Overview--Recent Developments and Trends."

ITEM 9.  THE OFFER AND LISTING

A. Offer and Listing Details

Common Stock Prices and Related Matters

     Shares of Series A Common Stock and Series B Common Stock are currently traded in Chile on the Bolsa de Comercio de Santiago (the "Santiago Stock Exchange"). While such shares are also listed on the Bolsa de Corredores-Bolsa de Valores (the "Valparaiso Stock Exchange") and on the Bolsa Electronica de Chile-Bolsa de Valores (the "Electronic Stock Exchange"), shares listed on the Santiago Stock Exchange accounted for approximately 62% of the trading volume of the shares of the Company in Chile during 2002. The Santiago Stock Exchange is Chile's principal exchange accounting for approximately 72.5% of all equity traded in Chile during 2002. Approximately 26.3% of equity trading in Chile during 2002 was conducted on the Electronic Stock Exchange, an electronic trading market that was created by banks and non-member brokerage houses, while the remaining 1.2% of equity was traded on the Valparaiso Stock Exchange.

     Since July 20, 1990, shares of Series A Common Stock are traded in the United States on the New York Stock Exchange ("NYSE") in the form of ADSs, which are evidenced by ADRs. Originally, each ADS represented 17 shares of Series A Common Stock. Effective January 2, 1997, this ratio was changed to four shares of Series A Common Stock per ADS. Pursuant to the requirements of Chilean law, all shares of Series A Common Stock represented by ADSs are owned of record by Citibank, N.A., as Depositary, which replaced The Bank of New York as depositary with respect to such ADSs on January 2, 1997.

     The table below sets forth, for the periods indicated, the reported high and low closing sales prices for the shares of the Company's Series A Common Stock and Series B Common Stock on the Santiago Stock Exchange and the high and low sales prices of the ADSs as reported by the NYSE.


                                                      Santiago Stock Exchange                      NYSE
                                                         Ch$ per Share (1)                   US$ per ADS (2)
                                              ----------------------------------------     -------------------
                                                     High                 Low                High       Low
                                              -------------------  -------------------     ---------   -------
                                               Series A  Series B  Series A   Series B
                                              ---------  --------  --------   --------
1998....................................        3,200     2,350      1,505     1,370         29.75      12.63
1999....................................        3,500     2,200      2,000     1,375         27.31      15.25
2000....................................        2,980     2,500      1,830     1,470         23.88      13.00
2001....................................        2,390     1,850      1,590     1,250         15.88       8.92
2002....................................        2,620     1,855      1,450     1,100         15.75       7.90

2001:
  First quarter.........................        2,215     1,850      1,875     1,500         15.88      12.52
  Second quarter........................        2,390     1,850      1,881     1,510         15.60      12.54
  Third quarter.........................        2,190     1,699      1,710     1,350         13.84       9.76
  Fourth quarter........................        2,220     1,630      1,590     1,250         13.46       8.92

2002:
   First quarter........................        2,620     1,855      2,170     1,550         15.75      12.95
   Second quarter.......................        2,480     1,800      2,010     1,590         15.24      11.68
   Third quarter........................        2,035     1,575      1,620     1,200         11.66       8.67
   Fourth quarter.......................        1,795     1,330      1,450     1,100         10.27       7.90

2003:
 First quarter .........................        2,015     1,415      1,610     1,200         11.47       8.81
 Second quarter (up to June 6)..........        2,260     1,600      1,730     1,290         12.60       9.59
  January 2003..........................        1,840     1,320      1,610     1,200         10.30       8.81
  February 2003.........................        1,750     1,275      1,700     1,200          9.48       9.04
  March 2003............................        1,810     1,350      1,710     1,220          9.86       9.25
  April 2003............................        2,015     1,415      1,730     1,290         11.47       9.59
  May 2003..............................        2,150     1,530      1,965     1,420         12.33      11.15
  June 1 through June 6.................        2,260     1,600      2,140     1,550         12.60      11.70


------------------------------------
(1) Chilean pesos are reflected at historical values rather than as of December 31, 2002 purchasing power.
(2)   1 ADS = 4 shares of Series A Common Stock.

     On December 31, 2002, there were 48,368,097 ADSs (equivalent to 193,472,387 shares of Series A Common Stock) outstanding, held by approximately 68 holders of record. On that date, such ADSs represented 20.21% of the total number of issued and outstanding shares of the Company's common stock.

Debt Securities

     Trading in the Company's 7 5/8% Notes due July 15, 2006, 83/8% Notes due January 1, 2006 and 53/8% Notes due August 4, 2004 (together, the "Debt Securities") takes place primarily in the over-the-counter market. Accordingly, the Company has been unable to obtain reliable information on the trading of the Debt Securities.

B. Plan of Distribution

     Not applicable.

C. Markets

     See "Item 9: The Offer and Listing--Offer and Listing Details--Common Stock Prices and Related Matters."

D. Selling Shareholders

     Not applicable.

E. Dilution

     Not applicable.

F. Expenses of the Issue


     Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A. Share Capital

     Not applicable.

B. Memorandum and Articles of Association

     Set forth below is certain information concerning Telefonica CTC Chile's capital stock and a brief summary of certain significant provisions of the Company's Bylaws and Chilean law. This description does not purport to be complete and is qualified in its entirety by reference to the Bylaws, which have been attached as an exhibit to this Annual Report.

Organization and Register

     Telefonica CTC Chile is a publicly held stock corporation (sociedad anonima abierta) organized under the laws of Chile. Telefonica CTC Chile was incorporated on November 18, 1930, as recorded on page 426 No 158 of the Commercial Record of Santiago of the year 1931, and has a duration through August 10, 2068. The purpose of the Company is to provide a broad range of telecommunications and related broadcasting services, as more fully set forth in Article Four of the Bylaws.

Shareholders' Rights

     Shareholders' rights in Chilean companies are governed generally by a company's bylaws (which effectively serve the purpose of both the articles, or certificate, of incorporation and the bylaws of a corporation in the United States). Additionally, the Corporations Law and the Chilean Corporations Law Regulations, Supreme Decree 587 (the "Regulations on Corporations") govern the operation of Chilean companies and provide for certain shareholder rights. Finally, Decree-Law 3500, which permits the investment by pension funds in stock of qualified companies, indirectly affects corporate governance and prescribes certain rights of shareholders.

     The Chilean securities markets are principally regulated by the SVS under the Securities Market Law and the Chilean Corporations Law. These two laws contain disclosure requirements, impose restrictions on insider trading and price manipulation, and provide protection of minority investors. The Chilean Corporations Law clarifies rules and requirements for establishing "open" corporations while eliminating government supervision of "closed" companies. Open corporations are those which: (i) have 500 or more shareholders, (ii) have 100 or more shareholders who own as a group together at least 10% of the subscribed capital (excluding those whose individual holdings exceed such percentage), or (iii) register in the securities record on a voluntary basis or in compliance with a legal requirement. Telefonica CTC Chile is an open corporation. The Securities Market Law establishes requirements for public offerings, stock exchanges and brokers and outlines disclosure requirements for companies that issue publicly offered securities.

     Under Articles 12 and 54 and Title XV of the Securities Market Law, certain information regarding transactions in shares of open corporations must be reported to the SVS and the Chilean exchanges on which such shares are listed. Holders of shares of open corporations are required to report the following to the SVS and the Chilean exchanges:

     (i) any acquisition or sale of shares that results in the holder's acquiring or disposing of 10% or more of an open corporation's capital; and

     (ii) any acquisition or sale of shares or options to buy or sell shares, in any amount, if made by a holder of 10% or more of an open corporation's capital or if made by a director, liquidator, main officer, general manager or manager of such corporation.

     Persons or entities intending to acquire control of an open corporation are also required to inform the public in advance through a notice published in a Chilean newspaper. The notice must disclose the price and conditions of any negotiations. Prior to such publication, a written communication to such effect must be sent to the SVS and the Chilean exchanges.

     The Company's Bylaws (Article 5), as well as Decree-Law 3500 (Article 112) establish rules regarding limits of concentration of the Company's share capital. According to the law, the maximum amount of shares that a person can accumulate, directly, indirectly or through related persons, is 65% of the capital with voting rights. However, the Company's Bylaws establish a concentration limit of 45% of the capital with voting rights, which is more restrictive than the one required by law. With the objective of maintaining the concentration limits, the Company is not obligated to inscribe any share transaction that would allow any one shareholder to surpass the maximum limit of concentration. In any case, if a shareholder accumulates more than 45% of the capital with voting rights, such shareholder must sign a commitment to decentralize this ownership stake. Said commitment must be in the form of a public deed and an extract of it must be published in the Official Gazette and in a newspaper of nationwide circulation (Decree-Law 3500, Articles 124 and 128). The commitment must include a time limit within which the decentralization of the ownership must be realized, which may not exceed five years from the date of the signing of the commitment. If the decentralization does not occur within the agreed time period, the issuer must sell in a Stock Exchange, on behalf and at the risk of the shareholder, the number of shares necessary to reduce such shareholder's ownership to the 45% limit.

     The Bylaws (Article 40) and Decree-Law 3500 (Article 116) also establish the following regulations related to concentration of capital: no shareholder may exercise, personally or through others, the right to vote the shares held in excess of the maximum limit of concentration established in the Bylaws, that is, more than 45% of the capital with voting rights; and no person may represent shareholders that, as a group, own more than 45% of the Company's capital with voting rights. One share represents the right to one vote and, when a shareholder gives another person the right to represent him in a shareholders' meeting, this representation must be for the total amount of shares that he owns.

Capitalization

     Under Chilean law, a corporation "issues" its stock as soon as the shareholders authorize an increase in such corporation's capital. When a shareholder subscribes for shares, the shares are transferred to such shareholder's name, and the shareholder is treated as a shareholder for all purposes, except receipt of dividends, unless otherwise stipulated in the Bylaws of the corporation. The shareholder becomes eligible to receive dividends once such shareholder has paid for the shares. If a shareholder does not pay for shares for which such shareholder has subscribed on or prior to the date agreed upon for payment, the corporation is entitled to auction the shares on the stock exchange, and has a cause of action against the shareholder for the difference between the subscription price and the price received at auction. However, until such shares are sold at auction, the shareholder continues to exercise all the rights of a shareholder (except the right to receive dividends). Authorized shares that have not been paid for within the period ending three years from the date of issuance thereof are deemed cancelled under Chilean law, and are no longer available for sale by the Chilean corporation. At that time, the capital of the corporation is automatically reduced to the amount effectively paid within such period.

     The Company's Bylaws authorize two classes of common stock, Series A Common Stock and Series B Common Stock. The rights of both series of shares are identical, except that the holders of Series B Common Stock are entitled as a class to (i) elect one of seven directors and an alternate director for that director and (ii) name one of three liquidators of Telefonica CTC Chile in the event of its dissolution.

Director Requirements

     The Bylaws require the Board to consist of seven directors, six to be elected by the holders of Series A Common Stock and one to be elected by the holders of Series B Common Stock. One alternate director will be elected for each director and will replace that director if the director is unable to attend a meeting or serve a full term. Only the director and alternate director elected by the holders of the Series B Common Stock are required to be stockholders in the Company.

     The Company's Bylaws (Article 18), as well as the Chilean Corporations Law (Article 38), stipulate that the Board of Directors can only be fully revoked by a General or Special Shareholders' Meeting (as defined below). The individual or collective revocation of one or more of the Board members is not allowed.

     The Bylaws require that any act or contract by the Company in which a director or an officer, or a party related to them, holds an interest must be previously approved by two-thirds of the Board, and the terms of the act or contract must be comparable to those customarily prevailing in the market.

     An additional chapter governing the creation and functions of the Directors' Committee, which was created by the Board of Directors on April 26, 2001, has been added to the Company's Bylaws. For more information on the Directors' Committee, see "Item 6: Directors, Senior Management and Employees--Board Practices--Directors' Committee."

Preemptive Rights and Increases of Share Capital

     The Chilean Corporations Law and the Regulations on Corporations grant certain preemptive rights to shareholders of all Chilean companies. The Chilean Corporations Law and Regulations on Corporations generally require Chilean companies to offer to shareholders the right to purchase a sufficient number of shares or convertible securities to maintain their existing ownership percentage of a company whenever the company issues new shares or convertible securities.

Dividend and Liquidation Rights

     In accordance with Chilean law, the Company must distribute mandatory cash dividends of 30% of its net income calculated in accordance with Chilean GAAP, unless otherwise decided by a unanimous vote of the shareholders. See "Item 8:
Financial Information--Dividend Policy and Dividends."

     At the option of the Company, the portion of any dividend that exceeds the mandatory limits established pursuant to Chilean law may be paid in cash, in shares of the Company or in shares of corporations held by the Company. Shareholders who do not expressly elect to receive a dividend other than in cash are legally presumed to have decided to receive the dividend in cash.

     Dividends that are declared but not paid within the appropriate time period set forth in the Bylaws for payment of such dividends (as to minimum dividends, 30 days after declaration; as to optional dividends, the date set for payment at the time of declaration) are adjusted to reflect the change in the value of the UF from the date set for payment to the date such dividends are actually paid. Such dividends also accrue interest at the then prevailing rate for UF "denominated" deposits during such period. The right to receive a dividend lapses if it is not claimed within five years.

     In the event of a liquidation of the Company, the holders of fully paid shares would participate in the distribution of assets available after all creditors have been paid, in proportion to the number of shares held by them.

Shareholders' Meetings and Voting Rights

     The General Annual Shareholders' Meeting of the Company is held during the first four months of each year. Special (or extraordinary) meetings of shareholders (a "Special Shareholders' Meeting") may be called by the Board of Directors when deemed appropriate or when requested by shareholders representing at least 10% of the issued voting shares or by the SVS. Notice to convene the General Annual Shareholders' Meeting or a Special Shareholders' Meeting is given by means of a notice published in a newspaper of Telefonica CTC Chile's corporate domicile (currently, Santiago) or in the Official Gazette in a prescribed manner. Notice must also be mailed to each shareholder and given to the SVS 15 days prior to the meeting.

     The quorum for a shareholders' meeting is established by the presence, in person or by proxy, of shareholders representing at least the absolute majority of the issued voting shares of the Company; if a quorum is not present at the first meeting, the meeting can be reconvened and upon the meeting being reconvened, shareholders present at the reconvened meeting are deemed to constitute a quorum regardless of the percentage of the shares represented. However, if a shareholder meeting is called for the purpose of:

      (i) considering a change of organization, merger or division of the Company, (ii) an amendment to the term of duration or early dissolution, (iii) a change in corporate domicile, (iv) a decrease of corporate capital, (v) approval of capital contributions or assessments of assets other than cash, (vi) modification of the authority reserved to shareholders or limitations on the Board of Directors, (vii) reduction in the number of Directors comprising the Board, (viii) the sale, transfer or disposition of 50% or more of the Company's assets, either including or excluding their corresponding liability, or the formulation or modification of any business plan which includes the sale, transfer or disposition of the Company's asset in such amount, (ix) the form of distributing corporate benefits, (x) a guarantee by the Company of liabilities of any third party, in an amount exceeding 50% of the Company's total assets,
(xi) the purchase by the Company of the Company's issued stock in accordance with articles 27A and 27B of Law 18,046, (xii) corrections of formal defects with regard to the Company's incorporation or amendments to the Bylaws relating to any of the matters enumerated above or (xiii) any other alluded in the Bylaws; the vote required at such meeting is a two-thirds majority of the issued voting Shares.

     The Company's Bylaws (Article 45), as well as Decree-Law 3500 (Article
121), state that the approval of 75% of voting shares are required in a Special Shareholders' Meeting, in order to modify the following issues:

(a)  the share concentration limit of 45% of the capital with voting rights;
(b) the quorum of two-thirds of the Board of Directors that is required for the prior approval of the agreements and contracts between the Company and its majority shareholders, board members and executive officers, or persons related to them;
(c) the obligation of the Board of Directors to act always within the limits determined by the investment and financing policy approved by the General Annual Shareholders' Meeting;
(d) the obligation of the General Annual Shareholders' Meeting to approve the investment and financing policy proposed by management;
(e) the fact that the following matters are subject to approval of a Special Shareholders' Meeting: the sale of assets or rights of the Company that have been declared essential to its operations in the investment and financing policy, as well as the creation of encumbrances upon such assets, and the modification of the investment and financing policy approved by the General Annual Shareholders' Meeting;
(f) the requirement that no shareholder may exercise, personally or through others, the right to vote shares held in excess of 45% of the capital with voting rights and that no person may represent shareholders that, as a group, own more than 45% of the capital with voting rights;
(g)  the norms that regulate the withdrawal rights of the AFPs;
(h) the obligation to present to the General Annual Shareholders' Meeting and to send to shareholders a copy of the account inspectors' report and of the investment and financing policy; and
(i) the obligation of the General Annual Shareholders' Meeting to designate two account inspectors and two alternate account inspectors to examine the accounts, inventory, balance sheet and other financial statements.

     Chilean law does not require an open Chilean company to provide the level and type of information that United States securities laws require a reporting company to provide to its shareholders in connection with a solicitation of proxies. Under Chilean law, a notice of a shareholders' meeting listing matters to be addressed at the meeting must be mailed not later than 15 days prior to the date of a meeting. In case of a General Annual Shareholders' Meeting, an annual report of the company's activities, which includes audited financial statements for the Company, must also be mailed to certain shareholders. Additionally, the Company regularly provides, and management intends to continue to provide, a proposal for the final dividend, a statement of the proposed dividend policy for interim dividends for the then current year and a statement of Telefonica CTC Chile's Investment and Financing Policy required by Decree-Law 3500 discussed below. See "Item 8: Financial Information--Dividend Policy and Dividends."

     The Chilean Corporations Law provides that, whenever shareholders representing 10% or more of the issued voting shares so request, a Chilean company's annual report must include the materials dispatched by the board of directors to shareholders, and the board's comments and proposals in relation to the company's affairs. Similarly, the Chilean Corporations Law provides that, whenever the board of directors of an open company convenes a general meeting of shareholders and solicits proxies for the meeting, sending out information supporting its decisions or other similar materials, it is obligated to include in such package pertinent comments and proposals made by shareholders owning 10% or more of the company's voting shares who request that such comments and proposals be so included.

     Only shareholders registered as such with the Company at least five days prior to the date of a shareholders' meeting are entitled to attend and vote their shares. A shareholder may appoint another individual (who need not be a shareholder) as his proxy to attend and vote on his behalf. Every shareholder entitled to attend and vote at a shareholders' meeting shall have one vote for each share subscribed. The Company's Bylaws (Article 46), as well as the Chilean Corporations Law (Article 68), stipulate that the shares belonging to shareholders who, during a period of over five years, have not collected dividend payments that the Company has distributed and have not attended shareholders' meetings that were held, are not considered for quorum purposes or for the voting majorities required at the shareholders' meetings. When one of the mentioned conditions ceases to occur, those shares must again be considered for the above-mentioned purposes.

     Subject to the terms of the Deposit Agreement among the Company, the Bank of New York, as Depositary, and the owners and holders of ADRs, dated as of July 19, 1990, as amended and restated in the Amended and Restated Deposit Agreement among the Company, Citibank N.A., as Depositary, and the owners and holders of ADRs, dated as of January 2, 1997, and the Second Amended and Restated Deposit Agreement, dated as of June 1, 1998, among Telefonica CTC Chile, Citibank N.A., as Depositary, and the owners and holders of ADRs, the holders of ADRs have the right to instruct the Depositary as to the exercise of voting rights with respect to the underlying common shares. The Depositary is not permitted to vote any of the underlying shares as to which it has received no instructions from the holders of ADRs.

Approval of Financial Statements and Investment and Financing Policy

     The Board of Directors is required to submit the Company's financial statements to the shareholders annually for their approval. If the shareholders reject the financial statements, the Board of Directors must submit new financial statements not later than 60 days from the date of the meeting. If the shareholders reject the new financial statements, the entire Board of Directors is deemed removed from office and a new Board of Directors is elected at the same meeting. Directors who individually approved such financial statements rejected by the Company's shareholders are disqualified for re-election for the ensuing period.

     As mandated by Decree-Law 3500 (discussed below) and as required by Telefonica CTC Chile's Bylaws, at each General Annual Shareholders' Meeting, shareholders of the Company must consider for approval a statement of general investment directives and limitations proffered by management. At the General Annual Shareholders' Meeting held in April of 2003, the Investment and Financing Policy for 2003 was approved by Telefonica CTC Chile's shareholders.

     The Company's current Investment and Financing Policy for 2003 requires that the maximum consolidated debt-to-equity ratio of Telefonica CTC Chile and its subsidiaries may not exceed 1.6.

     Under the terms of the Investment and Financing Policy for 2003, notwithstanding the restrictions imposed by the law or by the Bylaws on the grant of real or personal guarantees to secure third-party obligations, the Company's management may not agree to grant real or personal guarantees to secure obligations of the Company or of third parties, other than subsidiaries, except upon shareholder approval at a Special Shareholders' Meeting. Cash obligations arising from amounts payable for the purchase of goods or real estate are exempt from the foregoing, if they are secured by the assets purchased. The Company may agree to restrictions on the distribution of dividends with lenders only after shareholder approval at a General Annual Shareholders' Meeting or at a Special Shareholders' Meeting.

     The Investment and Financing Policy for 2003 also contains restrictions on the disposition of assets or property rights that are essential for the functioning of the Company, including the networks, central switches, equipment and parcels of land used to provide services pursuant to government licenses. Such assets may, however, be modified or replaced for reasons of technical or economic obsolescence. As of the General Annual Shareholders' Meeting held in April 2003, the Company's essential assets also included 51% of the shares of subsidiaries Telefonica Movil, Telefonica Empresas and 188 Telefonica Mundo.

     Finally, the Investment and Financing Policy for 2003, approved in the General Annual Shareholders' Meeting, establishes that the Company will concentrate investment resources in 2003 in all areas of business defined in its Bylaws.

Right of Dissenting Shareholders to Tender their Shares

     The Chilean Corporations Law provides that, upon the adoption at a Special Shareholders' Meeting of any of the resolutions enumerated below, dissenting shareholders acquire the right to withdraw from a Chilean company and to compel that company to repurchase their shares, subject to certain terms and conditions.

     "Dissenting" shareholders are defined as (i) shareholders who vote against a resolution and thus acquire the right to withdraw from the company, or (ii) shareholders who are absent at a shareholders' meeting and who state in writing to the company their opposition to the resolution adopted at such a meeting. Dissenting shareholders must finalize their withdrawal rights by tendering their stock to the company within 30 days of adoption of the resolution in question (except in the case of pension fund shareholders, as discussed below).

     The price paid to a dissenting shareholder of a public (open) company for such shares is the weighted average of the closing sale prices for the company's shares, as reported on the relevant stock exchanges, for the 60-day period preceding the event giving rise to the withdrawal right.

     Under the Chilean Corporations Law, a dissenting shareholder's right to withdraw arises upon adoption of resolutions concerning the following matters:

(a)  transformation of the Company;
(b)  merger of the company with another entity;
(c) disposition of 50% or more of the corporate assets under the terms described in "Item 10: Additional Information--Memorandum and Articles of Association--Shareholders' Meetings and Voting Rights";
(d) grant of real or personal guarantees to secure third-party obligations in an amount exceeding 50% of the corporate assets;
(e) creation of preferential rights for a class of shares or modification of those already existing; in which case the right to withdraw only accrues to the dissenting shareholder of the class or classes of shares adversely affected;
(f) corrections of formal defects with regard to the Company's incorporation or amendments to the Bylaws relating to any of the matters enumerated above;
(g)  such other causes as may be established by the Company's Bylaws; and
(h)  other instances established by Chilean law and the Bylaws of the Company.

Decree-Law 3500

     Decree-Law 3500 regulates, inter alia, the activities of pension funds and pension fund management companies. This Decree-Law permits investment of pension fund assets in a number of companies whose shares are listed on the Santiago Stock Exchange. In accordance with Decree-Law 3500, the Company has amended its Bylaws to prohibit any shareholder from owning more than 45% of Telefonica CTC Chile's capital stock in order to enable AFPs to invest in Telefonica CTC Chile.

Registrations and Transfers

     The Company's shares are registered by the Company acting as its own transfer agent, as is customary among Chilean corporations. In the case of jointly owned shares, an attorney in fact must be appointed to represent the joint owners before the Company.

C. Material Contracts

      On September 26, 2002, Telefonica CTC Chile announced the signature of an agreement, through its subsidiary Telefonica Empresas, to sell 25% of its information systems subsidiary, Sonda, for Ch$ 27,921 million (approximately US$
37.5 million). The Company sold 11% of Sonda to Inversiones Pacifico and 14% to Santa Isabel, both companies related to Mr. Andres Navarro, founder of Sonda. As a result of this transaction Telefonica CTC Chile, through its subsidiary Telefonica Empresas, maintains a 35% stake in Sonda, while the remaining 65% is controlled by Mr. Andres Navarro, through his related companies.

     Additionally, the Company signed an agreement with Santa Isabel, through which Telefonica CTC Chile has a put option for its 35% stake in Sonda, to be exercised in July 2005, at the book value of this investment as of June 30, 2005 plus UF 142,021, with a minimum value of UF 2,048,885. This minimum price is guaranteed by a performance bond issued by certain Chilean banks. Santa Isabel has been granted a call option for Telefonica Empresas's remaining 35% stake in Sonda, which it may exercise in August 2005 under the same conditions as described above. Santa Isabel may also exercise its call option in July 2003, at book value as of June 30, 2003, plus a premium of UF 96,000 with a minimum price of UF 1,983,185, or in July 2004, at book value as of June 30, 2004, plus a premium of UF 119,000 with a minimum price of UF 2,003,260.

     In March 2001, Telefonica CTC Chile, through its subsidiary Telefonica Data Chile S.A., acquired from Sonda the company Sonda Comunicaciones S.A., for UF 72,120, approximately US$ 1.9 million (historic value). Sonda Comunicaciones S.A. is a provider of telecommunications services and network solutions to corporate customers, and is the part of Sonda which management believed to have the most synergies with Telefonica CTC Chile's operations. In addition, since October 2001, Telefonica CTC Chile has a full outsourcing agreement with IBM de Chile for the operation, support and maintenance of its information systems infrastructure, a service that was previously provided by Sonda.

     As a result of this transaction, Telefonica CTC Chile will no longer own a majority stake in Sonda nor have management control of this company. Therefore, the financial results of this subsidiary will no longer be consolidated with the Company's results after August 31, 2002. As of September 2002, the Company's consolidated statement of operations shows, as a non-operating income/expense, the corresponding 35% of Sonda's net result.

     The Company will continue to amortize the goodwill corresponding to the 35% stake that it maintains in Sonda. As of October 2002, this remaining goodwill, which amounted to approximately Ch$12,438 million will be amortized over a period of 34 months, excluding the premium of UF 142,021. If Mr. Andres Navarro, through his related company, Santa Isabel, exercises his call option at one of the earlier dates allowed, this would have a one-time negative impact on Telefonica CTC Chile's results at the time of the sale. The Company estimates that this negative impact on results would amount to approximately Ch$9,000 million if the call option is exercised in July 2003, or Ch$5,600 if the call option is exercised in July 2004. If the call option is exercised in July 2005, the Company believes that there would be no material impact on the Company's financial results.

D. Exchange Controls and Other Limitations Affecting Security Holders

     Telefonica CTC Chile has outstanding ADRs and Debt Securities. Each of these securities is subject to requirements as to issuance and other matters established by the Central Bank.

     The Central Bank is, among other things, responsible for monetary policies and for exchange controls in Chile. Appropriate registration of a foreign investment in Chile permits the investor to access the formal currency market. Foreign investments can be registered with the Foreign Investment Committee under Decree-Law 600 of 1974, as amended, or with the Central Bank under the Central Bank Act. The Central Bank Act is an organic constitutional law requiring a "special majority" vote of the Chilean Congress to be modified.

     Chapter XIV of Title I of the Compendium of Rules on Foreign Exchange (the "Compendium") issued by the Central Bank authorizes qualifying Chilean issuers to offer convertible debentures or debt securities both in Chile and abroad. Pursuant to an amendment of the Compendium issued by the Central Bank on April 19, 2001, any new international issue of convertible debentures or debt securities must be carried out through the Formal Exchange Market, and the participants must inform the Central Bank of the issuance. However, all issuances of debt made prior to the April 19, 2001 amendment of the Compendium, including certain of the Debt Securities of the Company, remain subject to the rules and regulations as in effect at the time of their respective issuances.

     The following is a summary of the relevant portions of the Central Bank's regulations regarding issuance of convertible debentures and debt securities denominated in currencies other than pesos in the international markets. This summary does not purport to be complete and is qualified in its entirety by reference to Resolution No. 254-15-921029, which has been incorporated by reference as an exhibit to the Company's Registration Statement on Form F-3 (File No. 333-5184), as filed with the Commission on July 22, 1996 and as amended on January 7, 1999, and by reference to the resolutions of the Central Bank authorizing the issuance of the Debt Securities which are the subject of the above-referenced Registration Statement.

     Debt securities must have an average weighted term of not less than four years, weighted on the basis of principal installments and on the assumption that, if the issuer has the ability to call the debt securities, they will be deemed to have been called at the earliest possible date for purposes of this requirement. Convertible debt securities offered internationally must first be offered to existing shareholders of the issuer in a preemptive rights offering. Subscribers in such an offering must purchase the debentures with pesos and receive peso-payable debt securities whereas international investors must purchase the debt securities in a foreign currency. Persons not residing or domiciled in Chile may exchange their peso-payable debt securities for the foreign-currency payable debt securities, subject to compliance with certain conditions.

     The Compendium also requires that the foreign currency proceeds from the international sale of debt securities either be brought to Chile and exchanged for Chilean pesos in the Formal Exchange Market or be held outside of Chile and used for (i) direct payment abroad of expenses incurred in connection with import operations, contracting services abroad, issue of securities abroad; (ii) repayment at maturity of external indebtedness registered with, and approved by, the Central Bank; and (iii) direct investment in financial instruments abroad. If the foreign currency proceeds are used to finance investments outside of Chile or to repay obligations of foreign branches and/or subsidiaries, no access to the Formal Exchange Market is given.

     Until September of 1998, the Compendium made foreign loans granted to (including international debt offerings issued by) Chilean individuals or companies subject to a mandatory deposit of an amount equal to 30% of the proceeds of the loan in a one-year, non-interest bearing U.S. dollar account with the Central Bank (or to payment of a charge to the Central Bank on the next business day after the time the foreign currency is converted into Chilean pesos in an amount equal to interest on such deposit at the rate of the twelve-month LIBOR for U.S. dollar deposits plus 4.0% for one year). On June 26, 1998, the Central Bank lowered the amount of this mandatory deposit to 10% of loan proceeds, and further reduced this amount to 0% on September 17, 1998. Although the mandatory deposit was eliminated from the Compendium on April 19, 2001, it is still within the Central Bank's powers, according to its organic law, to reinstate such mandatory deposit requirement.

     International investors must purchase internationally offered debt securities with foreign currency and receive foreign currency-payable securities.

     A foreign investment and exchange contract was entered into by the Central Bank, the Company and The Bank of New York as depositary in 1990 (the "Foreign Investment Contract") pursuant to Article 47 of the Central Bank Act and to Chapter XXVI of the Compendium ("Chapter XXVI"). On December 30, 1996, the Foreign Investment Contract was amended to incorporate the designation of Citibank N.A. as the successor depositary for Telefonica CTC Chile's ADR program. Although an amendment made by the Central Bank on April 19, 2001, repealed Chapter XXVI, it continues to be enforceable with respect to contracts entered into pursuant to Chapter XXVI, such as the Foreign Investment Contract.

     The following is a summary of certain provisions of the Foreign Investment Contract. This summary does not purport to be complete and is qualified in its entirety by reference to Chapter XXVI and the Foreign Investment Contract.

     Under the Chapter XXVI and the Foreign Investment Contract, the Central Bank grants to the Depositary, on behalf of ADR holders, and to any non-Chilean investor who withdraws shares of Series A Common Stock upon delivery of ADRs (such shares being referred to herein as "Withdrawn Shares") access to the formal currency market to convert pesos to dollars (and remit such dollars outside of Chile) with respect to shares of Series A Common Stock represented by ADSs or Withdrawn Shares, including amounts received as (a) cash dividends, (b) proceeds from the sale in Chile of Withdrawn Shares (subject to receipt by the Central Bank of a certificate from the holder of the Withdrawn Shares (or from an institution authorized by the Central Bank) that such holder's residence and domicile are outside of Chile and a certificate from a Chilean exchange (or from a brokerage or securities firm established in Chile) that such Withdrawn Shares were sold on a Chilean exchange), (c) proceeds from the sale in Chile of rights to subscribe for additional shares of Series A Common Stock, (d) proceeds from the liquidation, merger or consolidation of the Company, and (e) other distributions, including without limitation, those resulting from any re-capitalization, as a result of holding shares of Series A Common Stock represented by ADSs or Withdrawn Shares. Transferees of Withdrawn Shares are not entitled to any of the foregoing rights under Chapter XXVI. Investors receiving Withdrawn Shares in exchange for ADRs have the right to redeposit such shares in exchange for ADRs, provided that the conditions to redeposit are satisfied.

     Shares of Series A Common Stock acquired as described above may be deposited for ADRs and receive the benefits of the Foreign Investment Contract, subject to receipt by the Central Bank of a certificate from the Depositary stating that such deposit has been made and that the related ADRs have been issued and a declaration from the person making such deposit waiving the benefits of the Foreign Investment Contract with respect to the deposited shares.

     Access to the Formal Exchange Market under any of the circumstances described above is not automatic. Pursuant to Chapter XXVI, such access requires the Central Bank's approval of a request presented through a banking institution established in Chile. The Foreign Investment Contract provides that, if the Central Bank has not acted on such request within a period of seven business days, the request will be deemed approved.

     The Central Bank regulations provide that a person who brings foreign currency into Chile to purchase shares of Series A Common Stock with the benefit of the Foreign Investment Contract must convert it into pesos on the same date and has five banking business days within which to invest in such shares in order to receive the benefits of the Foreign Investment Contract. If such person decides within such period not to acquire the shares, such person can access the Formal Exchange Market to reacquire dollars, provided that the applicable request is presented to the Central Bank within seven banking business days of the initial conversion into pesos. Shares of Series A Common Stock acquired as described above may be deposited for ADSs and receive the benefits of the Foreign Investment Contract, subject to: (i) receipt by the Central Bank of a certificate from the Depositary stating that such deposit has been made and that the related ADRs have been issued, and (ii) receipt by the custodian bank for the ADRs of a declaration from the person making such deposit waiving the benefits of the Foreign Investment Contract with respect to the deposited shares.

     Under current Chilean law and judicial precedents, the Foreign Investment Contract cannot be changed unilaterally by the Central Bank. While the authorization to issue the Debt Securities is a unilateral act of the Central Bank, other authorizations of the Central Bank have not been historically rescinded. Although this area was significantly liberalized as a result of the amendment made by the Central Bank on April 19, 2001, additional Chilean restrictions applicable to the holders of Debt Securities or ADRs, the disposition of any such security, or the repatriation of the proceeds from such disposition, may be imposed in the future. There can be no assessment of the duration or impact of such restrictions, if imposed.

     The Central Bank regulations that became effective on July 4, 1995 (the "New Central Bank Regulations") required persons bringing foreign currency into Chile for the purpose of acquiring pesos to purchase securities to either (1) establish a non-interest bearing deposit with the Central Bank of Chile for a one year term in an amount equal to 30% of foreign currency brought into Chile or (2) pay a charge to the Central Bank at the time the foreign currency is converted into pesos in an amount equal to interest on such deposit for one year at the rate of 12-month LIBOR plus 4%. The New Central Bank Regulations were amended in October of 1996 to make them applicable to persons bringing foreign currency into Chile for the purpose of purchasing securities from certain issuers thereof as part of a capital increase by the issuer. However, these rules do not apply to foreign investments made for purposes of purchasing newly issued shares under Chapter XXVI and an ADR investment contract. The New Central Bank Regulations apply to subsequent transactions in which foreign currency is brought into Chile to purchase securities in secondary market transactions.

     On September 17, 1998, the Central Bank eliminated this mandatory deposit requirement. Despite this elimination, the Central Bank may at any time reinstate its deposit requirements in any amount up to 40%. Although the mandatory deposit was eliminated from the Compendium on April 19, 2001, its imposition still constitutes one of the Central Bank's powers, according to its organic law.

     The New Central Bank Regulations may affect the price and volume of trading in securities in Chile, including the price and volume of trading in the Company's common stock. The New Central Bank Regulations may also affect the amount of any differential in prices between American Depositary Shares evidencing securities of Chilean issuers, including the Company's ADSs, and prices of the underlying securities in Chile, including the common stock. However, the Company is unable to assess at this time the impact of the New Central Bank Regulations on the securities markets in Chile, the market for the Company's common stock in Chile or the market for its ADRs. The Company is unable to predict whether (and, if so, how or when) the New Central Bank Regulations will be modified or terminated or what effect any such modifications or termination will have on the securities markets in Chile, the market for the Company's common stock or the market for its ADRs.

E. Taxation

Chilean Tax Considerations

     The following discussion summarizes the principal Chilean tax consequences of the acquisition of Debt Securities and ADRs representing Series A Common Stock and of the ownership and disposition of any Series A Common Stock, into which the Debentures have been converted (as defined below), or any ADRs representing such Series A Common Stock by an individual holder who is not domiciled or resident in Chile or by a legal entity not organized under the laws of Chile and with no permanent establishment in Chile (a "Foreign Holder"). For purposes of Chilean taxation, an individual holder is a resident of Chile if such holder has resided in Chile for more than six consecutive months in any one calendar year, or for a total of more than six months in two consecutive years. A Chilean citizen generally will be treated as a domiciliary and resident of Chile for Chilean tax purposes, unless such person can demonstrate the contrary.


     There is currently no income tax treaty in force between Chile and the United States.

  Interest Payments and Redemption

     Payments of interest and premium (including all amounts paid by the Company in excess of the issue price of the Debt Securities which, under Chilean income tax law, are deemed to constitute interest) with respect to the Debt Securities are subject to a Chilean withholding tax at a rate of 4% (the "Chilean Interest Withholding Tax") imposed on the date of payment.

     Subject to specified exceptions and limitations, all payments made by the Company to the holders of the Debt Securities are made free and clear of any withholding taxes imposed by Chile and, therefore, the Company shall pay to the holders of the Debt Securities such additional amounts ("Additional Amounts") in respect of the Chilean Interest Withholding Tax as will result in the payment to such holders of the amount that would otherwise have been received by them in respect of payments on such Debt Securities in the absence of such withholding.

  Taxation of Capital Gain on the Debt Securities

     Although there is no direct authority on point and the issue is not free from doubt, any capital gains realized on the sale or other disposition by a Foreign Holder of the Debt Securities are not subject to any Chilean taxes, provided that such sales or other dispositions occur outside of Chile (except that, as discussed in "Interest Payments and Redemption" above, any premium payable on redemption of the Debt Securities will be treated as interest and subject to Chilean Interest Withholding Tax).

  Tax Basis of Series A Common Stock Received in Conversion of Debentures

     The tax basis of Series A Common Stock that a Foreign Holder received in the conversion of the Company's previously outstanding 4.5% Convertible Subordinated Debentures (the "Debentures") is equal to the Foreign Holder's tax basis in such Debentures reduced by any cash received for fractional shares.

  Deposit and Withdrawal of Series A Common Stock in Exchange for ADRs

     The deposit and withdrawal of Series A Common Stock in exchange for ADRs is not subject to any Chilean taxes. As to the tax basis of Series A Common Stock received by a Foreign Holder in exchange for ADRs, the Company has obtained a Ruling (the "Ruling") from the Chilean tax authorities that provides that the Chilean tax authorities will abide by the valuation procedure set forth in the Depositary Agreement, which values shares at the highest price at which the Series A Common Stock was traded on the Santiago Stock Exchange on the date of the withdrawal of the Series A Common Stock from the Depositary.

  Taxation of Dividends

     Cash dividends paid by the Company with respect to the Series A Common Stock held by Foreign Holders will be subject to a Chilean withholding tax at the rate of 35% (the "Additional Tax"), which is withheld and paid over by the Company. A credit against the withholding tax is available based on the level of corporate income tax actually paid by the Company on the income to be distributed (the "First Category Tax"). Full applicability of the First Category Tax credit at the 16.5% rate results in an effective dividend withholding tax rate of 22.2 %. Consequently, the withholding tax rate with respect to dividends fluctuates between 22.2 % and 35%, depending on whether or not the Company is subject to the First Category Tax.

     Since 1994, when the Chilean Internal Revenue Service authorized the Company to record accelerated depreciation of its fixed assets for tax purposes, taxable income generally has been negative or less than the dividends distributed to its shareholders. Consequently, no First Category Tax credit has been available generally, resulting in the application of the maximum 35% withholding tax rate for most of the period since 1994.

     When the First Category Tax credit is available, it does not reduce the withholding tax on a one-for-one basis because it also increases the base on which the withholding tax is imposed. In addition, if the Company distributes less than all of its distributable income, the credit for First Category Tax paid by the Company is reduced proportionately. The example below illustrates the effective Chilean withholding tax burden on a cash dividend received by a Foreign Holder, assuming a withholding tax rate of 35%, an effective First Category Tax at the maximum rate of 16.5%, and a distribution of 100% of the Company's net income that is distributable after payment of the First Category Tax.


Company taxable income...............................................                                 100
     First Category Tax (16.5% of Ch$100)............................                              (16.5)
     Net distributable income........................................                                83.5
     Dividend distributed by the Company.............................              83.5
Additional Tax
     (35% of the Company's taxable income)...........................                                (35)
     Credit for First Category Tax...................................                                16.5
     Net Additional Tax withheld.....................................                              (18.5)
Net dividend received................................................                65
                                                                              ---------             ----
Effective dividend withholding tax rate..............................         18.5/83.5     =       22.2%


     The foregoing tax consequences apply to cash dividends paid by the Company to the Depositary as representative of the holders of ADRs. The Ruling provides that disbursements of such cash dividends by the Depositary to the holders of ADRs will not be subject to Chilean taxation. Dividend distributions made in property (other than Shares of Series A Common Stock) will be subject to the same Chilean tax rules as cash dividends. Stock dividends are not subject to Chilean taxation.

     The distribution and exercise of preemptive rights relating to Series A Common Stock will not be subject to Chilean taxes; however, amounts received in exchange for the sale of preemptive rights will be subject to both the First Category Tax and the Additional Tax (the former being creditable against the latter).

     On September 28, 2001, the Law No. 19,753 modified the Income Tax Law, raising the corporate income tax rate to 16% for year 2002, 16.5% for year 2003, and 17% for 2004 and forward.

     Consequently, the effective withholding tax rate for dividend distribution purposes would be as follows:

Year 2001........................             20/85     =       23.5%
Year 2002........................             19/84     =       22.6%
Year 2003........................         18.5/83.5     =       22.2%
From Year 2004...................             18/83     =       21.7%

  Taxation of Capital Gain on the Sale of Series A Common Stock and ADRs

     The Ruling provides that gains from sales or other dispositions of ADRs are not subject to any Chilean taxes, provided that such sales occur outside of Chile.

     Gains recognized on a sale or exchange of Series A Common Stock held by Foreign Holders will be subject to Chilean income taxes at an effective rate of 35% if either (i) the Foreign Holder has held the shares for less than one year since converting the Debentures into Series A Common Stock or exchanging ADRs for Series A Common Stock or (ii) the Foreign Holder acquired and disposed of the Series A Common Stock in the ordinary course of its business or as a habitual trader of shares. In all other cases, gains on the disposition of Series A Common Stock will be subject to a Chilean tax imposed at the rate of 16.5%.

     Notwithstanding the above rules, under Law No. 19,578, enacted in 1998, a Foreign Holder that sold Series A Common Stock during calendar years 1998 through 2001 may have elected to be subject to either the general tax treatment described above (35% effective tax rate) or the First Category Tax levied as a sole tax, with respect to sales of common shares on a Chilean stock exchange. However, such election may not be made if the Foreign Holder and the purchaser of the common shares are "related parties," in which case the capital gain will be subject to the general tax treatment described above. For purposes of this election, a "related party" is any entity in which the Foreign Holder is (a) a partner, or (b) a shareholder if such entity is a closed stock corporation or
(c) a shareholder with more than 10% of the shares if such entity is an open stock corporation.

  Other Chilean Taxes

     Although there is no direct authority on this point, as a practical matter there are no Chilean inheritance, gift or succession taxes applicable to the ownership, transfer or disposition of ADRs by a Foreign Holder, but such taxes generally will apply to the transfer at death or by gift of the Series A Common Stock by a Foreign Holder. There are no Chilean stamp, issue, registration or similar taxes or duties payable by holders of Series A Common Stock or ADRs.

  Withholding Tax Certificates

     Upon request, the Company will provide to Foreign Holders appropriate documentation evidencing the payment of the Chilean Interest Withholding Tax and the Additional Tax (net of the applicable First Category Tax).

U.S. Federal Income Tax Considerations

     The following is a summary of the material U.S. federal income tax consequences of the acquisition, ownership and disposition of ADSs (evidenced by ADRs) or shares of Series A Common Stock by a U.S. Holder. As used herein, the term "U.S. Holder" means a beneficial owner of ADSs or shares of Series A Common Stock that is, for U.S. federal income tax purposes, (1) a citizen or resident alien individual of the United States, (2) a corporation, or other entity treated as a corporation, created or organized in or under the laws of the United States or any state thereof (including the District of Columbia), (3) an estate the income of which is subject to U.S. federal income tax regardless of its source or (4) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust.

     This summary does not address all of the U.S. federal income tax considerations that may be relevant to a particular U.S. Holder's decision to acquire, own or dispose of ADSs or shares of Series A Common Stock in light of such U.S. Holder's particular circumstances, and does not address any aspect of state, local, or non-U.S. tax law, or any aspect of U.S. federal tax law other than income taxation. In the case of shares of Series A Common Stock acquired by a U.S. Holder on conversion of Debentures, this summary covers only U.S. Holders that acquired such Debentures pursuant to their original issuance. This summary addresses only ADSs and shares of Series A Common Stock that are held by U.S. Holders as capital assets (i.e., generally, as investment property). This summary does not address U.S. federal income tax considerations applicable to U.S. Holders that are subject to special tax rules, such as certain financial institutions; insurance companies; dealers and traders in securities or foreign currencies; tax-exempt entities; persons subject to alternative minimum tax; persons that will hold ADSs or shares of Series A Common Stock as part of an integrated investment, including a straddle, or as part of a hedging, conversion or repurchase transaction for U.S. federal income tax purposes; persons that have a functional currency other than the U.S. dollar; persons that own directly, indirectly or constructively 10% or more of the total voting power of the Company; partnerships or other entities classified as partnerships for U.S. federal income tax purposes; or persons who acquire ADSs or shares of Series A Common Stock pursuant to the exercise of employee stock options or otherwise as compensation. This summary is based on the U.S. Internal Revenue Code of 1986, as amended (the "Code"), U.S. Treasury Regulations (including proposed regulations) thereunder, and administrative and judicial interpretations thereof, all as in effect on the date of this Form 20-F and all of which are subject to change (which change could apply retroactively and could affect the U.S. federal income tax consequences described below) and to different interpretations. This summary is also based in part on representations of the Depositary and the assumption that each obligation in the applicable depositary agreement and any related agreements will be performed in accordance with their terms.


     THE SUMMARY OF U.S. FEDERAL INCOME TAX CONSEQUENCES SET OUT BELOW IS FOR GENERAL INFORMATION PURPOSES ONLY. YOU ARE URGED TO CONSULT YOUR OWN TAX ADVISERS WITH RESPECT TO THE PARTICULAR TAX CONSEQUENCES TO YOU OF ACQUIRING, OWNING OR DISPOSING OF ADSs OR SHARES OF SERIES A COMMON STOCK, INCLUDING THE APPLICABILITY AND EFFECT OF STATE, LOCAL, NON-U.S. AND OTHER U.S. FEDERAL TAX LAWS AND POSSIBLE CHANGES IN TAX LAWS.

  General

     For U.S. federal income tax purposes, a U.S. Holder that owns ADRs evidencing ADSs generally will be treated as the owner of the shares of Class A Common Stock represented by such ADSs. Accordingly, a U.S. Holder will not recognize gain or loss for U.S. federal income tax purposes solely by reason of the exchange by such U.S. Holder of ADSs for the underlying shares of Class A Common Stock represented by such ADSs.

  Distributions on Class A Common Stock

     In general, a distribution of cash or property (other than common stock, if any, distributed in certain circumstances pro rata to all shareholders of the Company, including holders of ADSs) received by a U.S. Holder with respect to shares of Class A Common Stock represented by ADSs will be includible in gross income by such U.S. Holder as ordinary dividend income in the taxable year of receipt (which generally will be the taxable year of such U.S. Holder in which such distribution is received by the Depositary, in the case of ADSs, or by the U.S. Holder, in the case of shares of our Class A Common Stock) to the extent that such distribution is made from the current or accumulated earnings and profits of the Company as determined for U.S. federal income tax purposes. To the extent that the amount of any distribution exceeds the current and accumulated earnings and profits of the Company as determined for U.S. federal income tax purposes, a U.S. Holder's pro rata share of such excess amount will be treated first as a nontaxable return of capital to the extent of such U.S. Holder's tax basis in the ADSs or shares of Class A Common Stock and, thereafter, as capital gain. Dividends paid by the Company will not be eligible for the "dividends-received deduction" generally available to U.S. Holders that are corporations.

     The amount of any taxable dividend includible in the gross income of a U.S. Holder will include any amounts withheld by the Company or its paying agent in respect of Chilean taxes. Generally, such dividend will be treated as foreign source "passive income" or, in the case of certain U.S. Holders, "financial services income," for U.S. foreign tax credit purposes. If any Chilean income taxes are withheld from such dividends, a U.S. Holder may be entitled to claim a foreign tax credit for the amount of such Chilean incomes taxes against such U.S. Holder's U.S. federal income tax liability, subject to certain limitations and restrictions that may vary depending upon such holder's circumstances. Instead of claiming the foreign tax credit, a U.S. Holder may, at such holder's election, deduct the U.S. dollar value of such Chilean income taxes in computing such U.S. Holder's U.S. taxable income, subject to generally applicable limitations under U.S. federal income tax law. The rules relating to foreign tax credits are extremely complex and the availability of a foreign tax credit would depend on various factors. You are urged to consult your own tax advisers regarding the availability of foreign tax credits in light of your particular circumstances.

     A taxable dividend paid in pesos will be included in the gross income of a U.S. Holder in a U.S. dollar amount calculated by reference to the exchange rate in effect on the date such dividend is received by the Depositary, in the case of ADSs, or by the U.S. Holder, in the case of shares of our Class A Common Stock, regardless of whether the payment is in fact converted into U.S. dollars at that time. The U.S. Holder generally will have a tax basis in such distributed pesos equal to the amount included in gross income, and any gain or loss recognized upon a subsequent disposition of such pesos generally will be ordinary income or loss. If the distribution is converted into U.S. dollars on the date of such receipt by the Depositary or the U.S. Holder, as applicable, a U.S. Holder generally would not be required to recognize foreign currency gain or loss in respect of the dividend income.

  Sale or Other Taxable Disposition of ADSs or Shares of Class A Common Stock

     In general, gain or loss, if any, realized upon a sale or other taxable disposition of ADSs or shares of Class A Common Stock will be subject to U.S. federal income tax in an amount equal to the excess of the amount realized on such sale or other taxable disposition over the U.S. Holder's adjusted tax basis in such ADSs or shares of Class A Common Stock. A U.S. Holder's adjusted tax basis in ADSs or shares of Class A Common Stock will generally equal the amounts paid therefor, provided that a U.S. Holder's adjusted tax basis in any shares of Series A Common Stock received on conversion of Debentures, if applicable, will generally equal the adjusted tax basis of the converted Debentures at the time of conversion (reduced by the portion of such adjusted tax basis that is allocated to any fractional share of Series A Common Stock exchanged for cash). A U.S. Holder's holding period for shares of Series A Common Stock received on any such conversion will generally include the period during which the converted Debentures were held by such U.S. Holder.

     Gain or loss from the sale or other taxable disposition of ADSs or shares of Class A Common Stock generally will be capital gain or loss, and will be long-term capital gain or loss if, at the time of such sale or other taxable disposition, the ADSs or shares of Class A Common Stock have been held for more than one year. Certain non-corporate U.S. Holders (including individuals) may be eligible for preferential rates of U.S. federal income tax in respect of long-term capital gains. A U.S. Holder's ability to deduct capital losses in respect of ADSs or shares of Class A Common Stock is subject to limitations under the Code.

     Gain (or loss), if any, recognized by a U.S. Holder on the sale or other taxable disposition of ADSs or shares of Class A Common Stock generally will be treated as U.S. source income (or loss) for U.S. foreign tax credit purposes. Consequently, if a Chilean income tax is imposed on the sale or other taxable disposition of ADSs or shares of Class A Common Stock, a U.S. Holder that does not receive significant foreign source income from other sources may not be able to derive effective U.S. foreign tax credit benefits in respect of such Chilean income tax. You are urged to consult your own tax advisers regarding the implications of a sale or other taxable disposition of ADSs or shares of Class A Common Stock and the availability of foreign tax credits in light of your particular circumstances.

  Passive Foreign Investment Company Rules

     Special U.S. federal income tax rules apply to U.S. persons owning shares in a passive foreign investment company ("PFIC"). A non-U.S. corporation generally will be classified as a PFIC for U.S. federal income tax purposes in any taxable year in which, after applying certain look-through rules with respect to the income and assets of subsidiaries, either:

     o    at least 75% of its gross income is "passive income"; or

     o at least 50% of the gross value of its assets, determined on the basis of a quarterly average, is attributable to assets that produce passive income or are held for the production of passive income.

     For this purpose, passive income generally includes, among other items, dividends, interest, rents, royalties, gains from the disposition of passive assets and gains from commodities transactions.

     Based on certain estimates of our current and projected gross income and gross assets, the Company believes that it will not be considered a PFIC for U.S. federal income tax purposes for 2001. However, since the determination of whether we are a PFIC will be made by us on an annual basis and depends upon the nature of our activities and the composition of our income and assets, including the market value of our assets, from time to time, and since there are uncertainties in the technical application of the relevant rules, there can be no assurance that we will not be considered a PFIC for any taxable year. If the Company were treated as a PFIC for any taxable year, a U.S. Holder that owns ADSs or shares of Class A Common Stock may be subject to adverse U.S. federal income tax consequences upon a sale or other disposition of such ADSs or shares of Class A Common Stock, or upon the receipt of certain distributions from the Company, unless such U.S. Holder makes certain elections (if available), generally for the first taxable year for which such U.S. Holder is treated as holding shares in a PFIC.

     In general, subject to the elections described below, if the Company were treated as a PFIC for a taxable year during which a U.S. Holder owns ADSs or shares of Class A Common Stock, then any gain realized by such U.S. Holder from the sale or other disposition of such ADSs or shares of Class A Common Stock, and any excess distribution (i.e., a distribution that exceeds 125% of the average distributions during the shorter of the prior three years and the U.S. Holder's holding period for the ADSs or shares of Class A Common Stock), would be treated as ordinary income earned ratably over each day in the U.S. Holder's holding period for the applicable ADSs or shares of Class A Common Stock. The amount allocated to prior taxable years, other than a taxable year before the Company is treated as a PFIC, would be subject to U.S. federal income tax at the highest rate in effect for ordinary income earned by individuals or corporations, as applicable, for such taxable year. In addition, an interest charge would be imposed on the U.S. federal income tax liability allocated to each such taxable year as if such liability represents a tax deficiency for such taxable years.

     The foregoing rules with respect to distributions and dispositions may be avoided if a U.S. Holder is eligible for and timely makes either a valid qualified electing fund ("QEF") election or a valid "mark to market" election. The Company does not currently intend to complete the actions necessary for U.S. Holders to make a qualified electing fund election in the event that the Company is considered a PFIC for a taxable year. A U.S. Holder that owns shares in a PFIC may be eligible to make a "mark-to-market" election in circumstances where such shares are treated under applicable Treasury regulations as being regularly traded on a qualified exchange. There can be no assurance that a U.S. Holder owning ADSs or shares of Class A Common Stock will be treated as owning stock that is regularly traded on a qualified exchange for this purpose.

     If a valid mark-to-market election is timely made, then for each taxable year of ownership, the U.S. Holder generally will include in gross income, as an item of ordinary income, the excess, if any, of the fair market value of the ADSs or shares of Class A Common Stock at the end of such taxable year over their adjusted tax basis, and will deduct from gross income, as an ordinary loss, the excess, if any, of the adjusted tax basis of the ADSs of shares of Class A Common Stock over their fair market value at the end of the taxable year (but only to the extent of the amount previously included in gross income as a result of the mark-to-market election). The U.S. Holder's tax basis in the ADSs or shares of Class A Common Stock will be adjusted to reflect any such income or loss that is included in, or deducted from, gross income. If the mark-to-market election is made, it can only be revoked with the consent of the U.S. Internal Revenue Service ("IRS"). Special rules apply if the mark-to-market election is not made for the first taxable year in which a U.S. person owns shares in a PFIC.

     You are urged to consult your own advisers regarding the consequences of the application of the PFIC rules to the ADSs or shares of Class A Common Stock and the availability and advisability of making an election to avoid adverse U.S. federal income tax consequences of the PFIC rules should the Company be considered a PFIC for any taxable year.

  Backup Withholding Tax and Information Reporting

     A U.S. Holder may, under certain circumstances, be subject to "backup withholding" (currently at a rate of 30%) and information reporting requirements with respect to certain payments, including certain dividends in respect of the Series A Common Stock and proceeds from the disposition of ADSs or Series A Common Stock, unless such U.S. Holder (i) is treated as a corporation for U.S. federal income tax purposes or falls within certain other exemptions (and demonstrates this fact when so required), or (ii) furnishes a correct taxpayer identification number and certifies that such U.S. Holder is not subject to backup withholding, and otherwise complies with applicable requirements of backup withholding rules. Any amounts withheld under the backup withholding rules from a payment to a U.S. Holder generally may be claimed as a credit against such U.S. Holder's U.S. federal income tax liability provided that the required information is furnished to the IRS.

F. Dividends and Paying Agents

     Not applicable.

G. Statement by Experts

     Not applicable.

H. Documents on Display

     Telefonica CTC Chile will provide without charge to each person to whom this Annual Report is delivered, upon written, e-mail or oral request from any such person, a copy of any or all of the documents referenced in this Annual Report. Written requests for such copies should be directed to either of the following contacts:


Compania de Telecomunicaciones de Chile S.A.                     The Global Consulting Group
Avenida Providencia 111, 22nd floor                              22 Cortlandt Street, 14th floor New York,
Santiago, Chile                                                   New York 10007
Attention:    Isabel Margarita Bravo                             Attention:  Richard Huber or Isabel Vieira
              Finance Manager


     E-mail requests for copies of such documents may be made to Telefonica CTC Chile at ibravo@ctc.cl or to The Global Consulting Group at richard.huber@hfgcg.com

     Oral requests for copies of such documents may be made to Telefonica CTC Chile at (800) 814-0282 or to the Global Consulting Group at (646) 284-9413.

I. Subsidiary Information

     Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Overview

     The following discussion about the Company's risk management activities includes forward-looking statements that involve risk and uncertainties. Actual results could differ materially from those projected in such forward-looking statements.

     The Company faces primary market risk exposure in two categories: interest rate fluctuations and exchange rate fluctuations.

     The major interest rate risk that the Company faces is a rise in the LIBOR. The Company had outstanding, as of December 31, 2002, long-term, LIBOR-based loans in the amount of Ch$493,493 million (US$ 686.7 million), including current maturities and accrued interest. As of December 31, 2001, the Company had outstanding long-term, LIBOR-based loans in the amount of Ch$541,860 million - including current maturities and accrued interest.

     The major exchange rate risk that the Company faces is the depreciation of the peso against the dollar, due to the fact that, although a substantial portion of the Company's long-term liabilities are dollar-denominated, the Company's revenues are largely denominated in Chilean pesos. The Company had, as of December 31, 2002, Ch$ 816,261 million (US$ 1,136 million) in dollar-denominated, interest-bearing, long-term liabilities (including current maturities and accrued interest) compared to Ch$ 854,144 million in dollar-denominated, interest-bearing, long-term liabilities (including current maturities and accrued interest) as of December 31, 2001. In addition, as of December 31, 2002, the Company had the equivalent to Ch$121,375 million (US$ 169 million) in euro-denominated, interest-bearing, long-term liabilities (including current maturities and accrued interest), which also exposes the Company to an exchange rate risk. As of December 31, 2001, the Company had the equivalent of Ch$121,772 million in euro-denominated, interest-bearing, long-term liabilities (including current maturities and accrued interest). In the normal course of business, the Company also faces risks that are either non-financial or non-quantifiable. Such risks principally include country risk, credit risk and legal risk, and are not represented in the tables below.

     The Company periodically reviews its exposure to risks arising from fluctuations in foreign exchange rates and interest rates, and determines at its senior management level how to hedge such risks. Subject to this review process, the Company manages foreign currency and interest rate risks through hedging transactions in the Chilean and foreign derivative markets and through other mechanisms, such as the purchasing in the Chilean capital markets of dollar-denominated marketable securities with floating, LIBOR-based interest rates. The Company has entered into interest rate swaps, forward rate agreements, cross currency swaps, interest rate collars and foreign currency forward contracts with respect to a portion of its borrowings. The Company uses such derivative instruments to reduce risk by offsetting market exposure. The derivative instruments held by the Company are not leveraged and are held for purposes other than trading.

Risk of Variations in Floating Interest Rates

     The Company does not hedge its Chilean peso-denominated debt. Virtually all such debt is fixed-rate UF-denominated, and therefore indexed to Chilean inflation. Of the Company's long-term interest-bearing debt denominated in foreign currencies, as of December 31, 2002, 47.9% was fixed-rate debt and 52.1% was floating-rate debt, compared, respectively, to 44.5% and 55.5% as of December 31, 2001. All of the Company's foreign currency long-term floating-rate debt is tied to LIBOR and euro-LIBOR.

     In order to reduce the impact of floating interest rate fluctuations on its debt obligations, the Company can enter into interest rate swaps, which are contracts in which two parties agree to exchange periodic interest payments, whereby the Company typically agrees to make payments, based on a fixed interest rate applied to a notional principal amount on designated dates, to a counter party that, in turn, agrees to make payments based on a floating rate, such as LIBOR, applied to the same notional amount. As of December 31, 2002, the

Company had no interest rate swaps outstanding. Furthermore, the Company has entered into zero-cost collar contracts for Ch$411,469 million (US$ 573 million) as of the end of the year 2002, which are a combination of an interest rate cap and an interest rate floor. In a typical interest rate collar transaction, the Company purchases an interest rate cap option and sells an interest rate floor option in lieu of paying a premium for the cap option. Under the cap transaction, if interest rates exceed the cap rate, the counter party is obligated to pay the Company the difference between the market rate and the cap rate multiplied by the notional principal amount. Under the floor transaction, if interest rates fall below the floor rate, the Company is obligated to make payments to its counter party equal to the difference between the floor rate and the market rate multiplied by the notional principal amount. The effect of these transactions is to confine net interest rate payments with respect to a notional principal amount to a range bounded by the collar rate. It should be noted, however, that the Company remains obligated to make the floating rate payments on its debt regardless of how much the interest rate increases, but the Company is entitled to receive offsetting payments to cover such interest rate increases above the capped rate from its counter party to the interest rate collar transaction. Additionally, in order to reduce financial expenses, the Company has entered into cross currency swaps for Ch$76,177 million (US$ 106 million), which serve to hedge a portion of the Eurobonds issued in 1999 against euro-dollar exchange rate fluctuations and, at the same time, changed the fixed rate of the bonds to a floating rate allowing the Company to take advantage of a market trend toward lower rates of interest.

     As of December 31, 2002, 20.2% of the Company's interest-bearing debt, including both long and short term and dollar, euro and Chilean peso-denominated debt, was exposed to interest rate variations. The remaining 79.8% of the Company's interest-bearing debt was insulated from interest rate variation risk:
36.6% was hedged through the instruments set forth in the following table, and
43.2 % was fixed rate debt. As of December 31, 2002, the Company had outstanding zero-cost collar contracts with an aggregate notional amount of Ch$411,469 million (US$ 572.6 million), which were entered into in order to hedge against changes in interest rates that may affect Telefonica CTC Chile's debt obligations. Additionally, in December 2002, the Company entered a forward rate agreement, covering Ch$179,653 million (US$ 250 million), to hedge against interest rate fluctuations in 2003. As of December 31, 2001, 15.6% of the Company's interest-bearing debt, including both long and short term and dollar, euro and peso-denominated debt, was exposed to interest rates variations. The remaining 84.4% of the Company's interest-bearing debt was insulated from interest rate variation risk: 30.2% was hedged through the instruments set forth in the following table, and 52.4% was fixed rate debt. As of December 31, 2001, the Company had outstanding zero-cost collar contracts with an aggregate notional amount of Ch$ 393,195 million, which were entered into in order to hedge against changes in interest rates that may affect Telefonica CTC Chile's debt obligations. Telefonica CTC Chile matches the terms of these derivative contracts to those of its particular debt instruments, such that, for example, the notional amount of the collars matches the principal amount of the debt and the payment dates and interest rates match.

     The following table summarizes the long-term interest-bearing debt obligations (including current maturities and accrued interest) and derivative instruments held by the Company as of December 31, 2001 and 2002. The Company enters into interest rate swaps and/or cross currency swaps and/or zero-cost collar contracts to achieve synthetically the appropriate level of variable and fixed-rate debt approved by senior management. For the debt, the tables present principal payment obligations by maturity date and the related average interest rate. For the collars, the tables present the notional amounts and cap and floor rates by contractual dates. Average interest rates for liabilities are calculated based on the prevailing interest rate as of December 31 of each year, for each loan. Dollar-denominated liabilities have been converted into Chilean pesos based on the Observed Exchange Rate as of December 31, 2002, which was Ch$718.61 = US$ 1.00. Euro-denominated liabilities have been converted into Chilean pesos based on the exchange rate for the euro against the U.S. dollar as published by the Central Bank of Chile, which was US$ 1 = euro 1.047 as of December 31, 2002, and the Observed Exchange Rate for the U.S. dollar against the Chilean peso as of December 31, 2002.

                                                                   As of December 31, 2002
                                                                   Expected maturity date
                                         ------------------------------------------------------------------------------------------
                                                                                                           Total Long
                                                                                                            Term Debt
                                                                                                           (including
                                                                                                              2003          Fair
                                         2003      2004        2005       2006          2007  Thereafter   Maturities)     Value(1)
                                         ----      ----        ----       ----          ----  ----------   -----------     --------
                                                     (In millions of constant Chilean pesos
                                                            as of December 31, 2002)
                              Average
Long-Term Interest            Interest
Bearing Debt:                 Rate (2)
Fixed Rate
  (Ch$-denominated) ...        6.34%    8,635       3,836       4,357       4,878       5,599      91,164     118,469     108,318
  (US $-denominated)(3)        7.61%   11,110      24,214           -     287,444           -           -     322,768     288,357
  (Euro-denominated) ..        5.38%    2,623     118,752           -           -           -           -     121,375     118,531

Variable Rate
  (Ch$-denominated) ...        3.64%    9,841      59,525           -           -           -           -      69,366      70,692
  (US $-denominated)(3)        2.55%  136,450      65,207     180,185      57,755      53,896           -     493,493     507,968
  (Euro-denominated) ..           -         -           -           -           -           -           -           -           -

Interest Rate
Derivatives                                               (Ch$ Equivalent in millions)
Interest Rate Swaps: .            -                     -           -           -           -           -           -           -
Notional Amount of ...
variable to fixed (US$
denominated) (4) .....            -   107,792      71,861           -           -           -           -           -           -
  Average Pay Rate ...            -     1.62%       1.82%           -           -           -           -           -           -
  Average Received
     Rate (5) ........            -         -           -           -           -           -           -           -           -
Cross Currency Swaps:             -         -           -           -           -           -           -           -           -
Notional Amount of
     fixed to
     variable (Euro
     denominated) ....            -         -      76,177           -           -           -           -           -           -
  Average Pay Rate ...            -         -       6.05%           -           -           -           -           -           -
  Average Received
     Rate (5) ........            -         -       5.38%           -           -           -           -           -           -
Zero-Cost Collar: ....            -         -           -           -           -           -           -           -           -
  Notional Amount ....            -   411,469           -           -           -           -           -           -           -
  Average Cap Rate ...            -     7.00%           -           -           -           -           -           -           -
  Average Floor Rate .            -     4.17%           -           -           -           -           -           -           -


------------------------

(1) These figures were calculated based on the discounted value of future cash flows expected to be received or paid, considering current discount rates that reflect the different risks involved. See Part II(f), "Additional Disclosure Requirements," to Note 34 of the Audited Consolidated Financial Statements for more information regarding the fair value of financial instruments and derivatives.
(2) Average interest rate means, for variable rate debt, the average prevailing interest rate as of December 31, 2002 on Telefonica CTC Chile's variable rate debt, and for fixed rate debt, the average prevailing interest rate as of December 31, 2002 on Telefonica CTC Chile's fixed rate debt.
(3) These figures were calculated based on the Observed Exchange Rate as of December 31, 2002, which was Ch$718.61 = US$ 1.00.
(4) In December 2002, the Company entered forward rate agreements to hedge against interest rate fluctuations in 2003.
(5) These figures were calculated based on the exchange rate for the euro against the U.S. dollar as published by the Central Bank of Chile, which was US$ 1.00 = euro 1.047 as of December 31, 2002, and the Observed Exchange Rate for the U.S. dollar against the Chilean peso as published by the Central Bank of Chile, which was Ch$718.61 = US$ 1.00 as of December 31, 2002.

                                                                   As of December 31, 2001
                                                                   Expected maturity date
                                         ------------------------------------------------------------------------------------------
                                                                                                           Total Long
                                                                                                            Term Debt
                                                                                                           (including
                                                                                                              2002          Fair
                                         2002      2003        2004       2005          2006  Thereafter   Maturities)     Value(1)
                                         ----      ----        ----       ----          ----  ----------   -----------     --------
                                                                  (Ch$ equivalent in millions)
                        Average
Long-Term Interest      Interest
Bearing Debt:           Rate (2)
Fixed Rate
  (Ch$-denominated)..     6.33%          27,174   19,969      17,437     17,946        14,576   114,756     211,858       203,551
  (US $-denominated)(3)  7.58 %          13,042   28,236       1,233          -       269,773         -     312,284       285,829
  (Euro-denominated)      5.38%           2,667        -     119,105          -             -         -     121,772       119,259
Variable Rate
  (Ch$-denominated)..     4.18%          30,680   10,069      68,319      4,928                       -     113,996       116,804
  (US $-denominated)(3)   3.43%          79,811  220,877                215,818        25,354         -     541,860       557,888
  (Euro-denominated)          -               -                    -          -             -         -
Interest Rate
Derivatives
Notional Amount of
     fixed to
     variable (Euro
     denominated)....                         -        -      59,553          -             -         -           -             -
  Average Pay Rate...                                          6.30%
  Average Received
     Rate (4)........                                          5.40%
Zero-Cost Collar:
  Notional Amount....                         -  393,195           -          -              -           -             -         -
  Average Cap Rate...                              7.00%
  Average Floor Rate.                              4.17%

------------------------

(1) These figures were calculated based on the discounted value of future cash flows expected to be received or paid, considering current discount rates that reflect the different risks involved. See Part II(f), "Additional Disclosure Requirements," to Note 34 of the Audited Consolidated Financial Statements for more information regarding the fair value of financial instruments and derivatives.
(2) Average interest rate means, for variable rate debt, the average prevailing interest rate as of December 31, 2001 on Telefonica CTC Chile's variable rate debt, and for fixed rate debt, the average prevailing interest rate as of December 31, 2001 on Telefonica CTC Chile's fixed rate debt.
(3) These figures were calculated based on the Observed Exchange Rate as of December 31, 2001, which was Ch$654.79 = US$ 1.00.
(4) These figures were calculated based on the exchange rate for the euro against the U.S. dollar as published by the Central Bank of Chile, which was US$ 1.00 = euro 0.883 as of December 31, 2001, and the Observed Exchange Rate for the U.S. dollar against the Chilean peso as published by the Central Bank of Chile, which was Ch$654.79 = US$ 1.00 as of December 31, 2001.

Risk of Variations in Foreign Currency Exchange Rates

     As of December 31, 2002, 72.5% of the Company interest-bearing debt was dollar denominated and fully hedged against exchange rate variations between the peso and the U.S. dollar through the instruments set forth in the tables below. Of the remaining 27.5% of the Company's interest bearing debt, 16.7% is UF or Chilean peso denominated and therefore not subject to exchange rate risk, while the remaining 10.8% is other currency, primarily euro, denominated, which is hedged through the instruments set forth in the tables below. As of December 31, 2001, 65.6% of the Company's interest-bearing debt was dollar denominated and fully hedged against exchange rate variations between the Chilean peso and the U.S. dollar through the instruments set forth in the tables below. Of the remaining 34.4% of the Company's interest bearing debt, 25.0% was UF or Chilean peso denominated and therefore not subject to exchange rate risk, while the remaining 9.4% was other currency, primarily euro, denominated, 5% of which was exposed to euro-dollar exchange variations, and the remaining 95% of which was hedged through the instruments set forth in the tables below.

     Telefonica CTC Chile enters into forward contracts, pursuant to which it agrees to purchase dollars for UF at an agreed exchange rate on a particular date. The maturities of the forward contracts match certain of Telefonica CTC Chile's foreign exchange-denominated liabilities in order to hedge those liabilities. The purpose of the Company's foreign-currency hedging activities is to protect the Company from the risk of devaluation in the Chilean peso against the dollar. Telefonica CTC Chile's risk is the replacement cost, at current market value, of the transactions in the event of default by counter parties. Management believes that the risk of incurring such losses is remote and that any losses would be immaterial, although no assurance can be given to this effect.

     As of December 31, 2002, the Company had the equivalent of Ch$816,261 million (US$ 1,136 million) in U.S. dollar-denominated, interest-bearing, long-term debt outstanding and Ch$121,375 million (US$ 169.9 million) of long-term debt denominated in euros. To reduce the impact of any depreciation of the Chilean peso against the dollar and against the euro, as of December 31, 2002, the Company had entered into, on a short- and medium-term basis, exchange rate forward contracts to make delivery of UF and to purchase U.S. dollars in the amount of Ch$825,388 (US $1,148.6 million), and exchange rate forward contracts to make delivery of U.S. dollars and to purchase euros in the amount of Ch$118.755 million (US$ 165.3 million). In order to reduce the impact of euro/US$ exchange rate fluctuations, Telefonica CTC Chile has entered into a cross-currency interest rate swap for the purchase of foreign currency.

     As of December 31, 2001, the Company had the equivalent of Ch$854,144 million (US$ 1,118.6 million) in U.S. dollar-denominated, interest-bearing, long-term debt outstanding and Ch$121,772 million (US$ 169.5 million) of long-term debt denominated in euros. To reduce the impact of any depreciation of the Chilean peso against the dollar and against the euro, as of December 31, 2001, the Company had entered into, on a short- and medium-term basis, exchange rate forward contracts to make delivery of UF and to purchase U.S. dollars in the amount of Ch$896,788, and exchange rate forward contracts to make delivery of U.S. dollars and to purchase euros in the amount of Ch$140,026 million. Due to the relatively small amount of Telefonica CTC Chile's debt denominated in foreign currencies other than U.S. dollars and euros, Telefonica CTC Chile does not hedge exchange risks for foreign currencies other than U.S. dollars and euros.

     Tables providing information about the Company's borrowings and derivative financial instruments that are sensitive to foreign currency exchange rates are set forth on the following pages.

     The tables below provide information about the Company's borrowings and derivative financial instruments that are sensitive to foreign currency exchange rates. For the U.S. dollar- and euro-denominated debt, the table presents principal cash flows by maturity date. For the forward contracts, the tables present the amount of foreign currency that Telefonica CTC Chile has contracted to purchase and the average UF-US$ and euro-US$ exchange rates by contractual dates.

                                                                   As of December 31, 2002
                                                                   Expected maturity date
                                         ------------------------------------------------------------------------------------------
                                                                                                           Total Long
                                                                                                            Term Debt
                                                                                                           (including
                                                                                                              2003          Fair
                                         2003      2004        2005       2006          2007  Thereafter   Maturities)     Value(1)
                                         ----      ----        ----       ----          ----  ----------   -----------     --------
                                                                  (Ch$ equivalent in millions)

                           Average
On Balance Sheet           Interest
Financial Instruments:     Rate (2)]
Liabilities Long Term
Interest Bearing Debt:
  Fixed Rated (US$)(1)       7.61%    11,110      24,214         -      287,444           -          -       322,768       288,357
  Variable Rate (US$)        2.55%   136,450      65,207   180,185       57,755      53,896          -       493,493       507,968
  Fixed Rate (Euro-
     denominated) ...        5.38%     2,623     118,752        -             -                      -       121,375       118,531

Anticipated
Transactions and                                                      Expected transaction date
Related Derivatives                                                  (Ch$ Equivalent in millions)

Forward Exchange Agreements

(Receive US$/Pay UF): (1)
  Liability..........                542,262     212,030    29,919      13,140            -          -       797,351       797,351
  Average Contractual
     Exchange Rate
     (UF/US$)........                 0.0423      0.0430    0.0447      0.0413            -          -             -             -

(Receive Euro/Pay US$):
  Liability..........                      -      40,480         -           -            -          -        40,480        40,480
  Average Contractual
     Exchange Rate
     (US$/Euro)......                      -      1.0242         -           -            -          -             -             -

(Receive US $/Pay Ch$):
  Liability..........                 25,162       2,875         -           -            -          -        28,037        28,037
  Average Contractual
     Exchange Rate
     (US$/Ch$).......                 1.0004      1.0003         -           -            -          -             -             -


Cross-Currency Swaps

(Receive Euro/Pay US $): (1)
  Liability..........          -           -      78,295         -           -            -          -        78,295        78,295
  Average Contractual
     Exchange Rate
     (US$/Euro)......          -           -      1.0895         -           -            -          -             -             -


---------------------

(1) The UF-dollar exchange rate differs from the peso-dollar exchange rate in that the UF automatically adjusts in accordance with Chilean inflation and is tied in part to the peso-dollar exchange rate.
(2) Average interest rate means, for variable rate debt, the average prevailing interest rate as of December 31, 2002 on Telefonica CTC Chile's variable rate debt, and for fixed rate debt, the average prevailing interest rate as of December 31, 2002 on Telefonica CTC Chile's fixed rate debt.

                                                                   As of December 31, 2001
                                                                   Expected maturity date
                                         ------------------------------------------------------------------------------------------
                                                                                                           Total Long
                                                                                                            Term Debt
                          Average                                                                          (including
                          Interest                                                                            2002          Fair
                          Rate(2)        2002      2003        2004       2005          2006  Thereafter   Maturities)     Value(1)
                          --------       ----      ----        ----       ----          ----  ----------   -----------     --------
On-Balance Sheet
Financial
Instruments
Long-Term
Interest Bearing
Debt:
Fixed Rate
(US$ (1).............      7.58%       13,042    28,236       1,233           -      269,773          -       312,284      285,829
Variable Rate
(US$)................      3.43%       79,811   220,877           -     215,818       25,354          -       541,860      557,888
Fixed Rate (Euro)....      5.38%        2,667         -     119,105           -            -          -       121,772      119,259

Anticipated
Transactions and
Related
Derivatives
Forward Exchange
Agreements
(Receive US$/Pay
UF): (1)
Liability............                 566,225   137,516     113,065      29,216       13,612          -       859,634      859,635
Average
Contractual
  Exchange Rate
  (UF/US$)...........                  0.0397    0.0425      0.0422      0.0436       0.0428          -

(Receive Euro/Pay
US$):
Liability.......                       65,139         -           -           -            -          -        65,139      65,139
Average
Contractual
  Exchange Rate
  (US$/Euro)....                       0.9658                                              -          -             -           -

(Receive US$/Pay
Ch$):
Liability.......                       37,154         -           -           -            -          -        37,154      37,154
Average
Contractual
  Exchange Rate
  (US$/Ch$).....                       1.1018                                              -          -


Cross-Currency
Swaps
(Receive Euro/Pay
US$): (1)
Liability.......                            -         -      74,887           -            -          -        74,887      74,887
Average
Contractual
  Exchange Rate
  (US$/Euro)....                                             1.1104                                                             -


---------------------------

(1) The UF-dollar exchange rate differs from the peso-dollar exchange rate in that the UF automatically adjusts in accordance with Chilean inflation and is tied in part to the peso-dollar exchange rate.
(2) Average interest rate means, for variable rate debt, the average prevailing interest rate as of December 31, 2002 on Telefonica CTC Chile's variable rate debt, and for fixed rate debt, the average prevailing interest rate as of December 31, 2002 on Telefonica CTC Chile's fixed rate debt.

     In addition, the Company maintains Pagares Reajustables en Dolares ("PRD") U.S. dollar-denominated marketable securities, Zero net premium instruments of the Chilean Central Bank that are dollar-denominated and pay interest on a fixed rate basis and principal at maturity, and repurchase agreements that are very short-term investments and pay interest on a fixed rate basis. The Company classifies marketable securities as available-for-sale securities, as defined in Statement of Financial Accounting Standards No. 115. As of December 31, 2002, the shares of Terra Networks S.A. are classified as marketable securities, which have no maturity.

     During 2001, the Company maintained PRD and Pagares Reajustables con corte de cupones ("PRC"), U.S. dollar-denominated marketable securities (in the case of PRDs) and UF-denominated marketable securities (in case of PRCs) that pay interest on a fixed rate basis and principal at maturity, within its current assets as part of its hedging policy with respect to peso-dollar exchange rate fluctuations.

     The tables below provide information about the Company's U.S. dollar-denominated marketable securities that are sensitive to foreign currency exchange rates and presents principal cash flows by maturity date.


                                                             As of December 31, 2002
                                                                Maturity Date (1)
                                  ---------------------------------------------------------------------------------
                                   Average                                                       No
                                   interest                                                  contractual    Fair
                                    Rate      2003     2004      2005      2006     2007       maturity     value
                                  ---------- ------   ------    ------    ------   ------    ------------  --------
Marketable securities
     in Ch$ millions as of
     December 31, 2002.......
PRD  ........................       6.00%        -         -    25,355        -                       -     25,355
ZERO ........................       5.70%        -              40,217        -                       -     40,217
Marketable securities (2)....                    -         -         -        -                  11,240     11,240


-------------------

(1) These figures, calculated based on the Observed Exchange Rate as of December 31, 2002, which was Ch$718.61 = US$ 1.00, reflect the amount Telefonica CTC Chile would receive if the U.S. dollar denominated marketable securities were held to maturity.
(2)   These marketable securities have no stated contractual maturity.


                                                             As of December 31, 2001
                                                                Maturity Date (1)
                                  ---------------------------------------------------------------------------------
                                   Average                                                       No
                                   interest                                                  contractual    Fair
                                    Rate      2002     2003      2004      2005     2006       maturity     value
                                  ---------- ------   ------    ------    ------   ------    ------------  --------
Marketable securities
     in Ch$ millions as of
     December 31, 2001.......
PRD  ........................        6.00%                                15,199       -              -      15,199
ZERO ........................        5.09%                          236   17,289       -                     17,525
Marketable securities (2)....                                                                     27,494     27,494
                                                                                                             60,218

-------------------------

(1) These figures, calculated based on the Observed Exchange Rate as of December 31, 2001, which was Ch$654.79 = US$ 1.00, reflect the amount Telefonica CTC Chile would receive if the U.S. dollar denominated marketable securities were held to maturity.
(2)   These marketable securities have no stated contractual maturity.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES


     Not applicable.

                                     PART II


ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

     None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

     None.

ITEM 15. CONTROLS AND PROCEDURES

     The Company's chief executive officer and chief financial officer have evaluated the effectiveness of the Company's disclosure controls and procedures (as defined in Rules 13a-14 and 15d-14 of the Securities Exchange Act of 1934, as amended) as of a date within 90 days prior to the filing date of this Annual Report and concluded that, as of the date of their evaluation, the Company's disclosure controls and procedures were effective and designed to ensure that material information relating to the Company, including its consolidated subsidiaries, is made known to them by others within those entities, particularly during the period in which this Annual Report is being prepared.

     There have been no significant changes in the Company's internal controls or in other factors that could significantly affect these controls subsequent to the date of their evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

ITEM 16. [RESERVED]

                                    PART III


ITEM 17. FINANCIAL STATEMENTS

     The registrant has responded to Item 18 in lieu of responding to this Item.

ITEM 18. FINANCIAL STATEMENTS

    Report of Independent Accountants.....................................F-1

    Consolidated Balance Sheets as of December 31, 2001 and 2002..........F-2

    Consolidated Statements of Operations
    for the years ended December 31, 2000, 2001 and 2002..................F-4

    Consolidated Statement of Cash Flows for the years ended
    December 31, 2000, 2001 and 2002......................................F-5

    Notes to the Audited Consolidated Financial Statements................F-7

ITEM 19. EXHIBITS

   Exhibit No.                   Description
   -----------                   -----------

       1.1 English translation of the Bylaws (Estatutos) of the Company, as amended, which includes its corporate charter. *
       2.1 The instruments defining the rights of holders of the long-term debt securities of the Company and its subsidiaries are omitted pursuant to Instruction 2(b)(i) of the Instructions to the Exhibits of Form 20-F. The Company hereby agrees to furnish copies of these instruments to the Securities and Exchange Commission upon request.
       4.1 English translation of Contract for the Sale of Sonda Shares between Telefonica Empresas CTC Chile S.A. and Inversiones Pacifico II Limitada dated September 26, 2002.
       4.2 English translation of Contract for the Sale of Sonda Shares between Telefonica Empresas CTC Chile S.A. and Inversiones Santa Isabel Limitada dated September 26, 2002.
       4.3 English translation of the Option Agreement between Telefonica Empresas CTC Chile S.A. and Inversiones Santa Isabel Limitada dated September 26, 2002.
       8.1          List of Subsidiaries of the Company.
       12.1 Certification of the Chief Executive Officer of Compania de Telecomunicaciones de Chile S.A. furnished pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
       12.2 Certification of the Chief Financial Officer of Compania de Telecomunicaciones de Chile S.A. furnished pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

------------------------------------
* Filed as Exhibit 1.2 to the Company's annual report on Form 20-F for the fiscal year ended December 31, 2001, and incorporated by reference hereto.

                  COMPANIA DE TELECOMUNICACIONES DE CHILE S.A.
                                AND SUBSIDIARIES



                 REPORT ON THE CONSOLIDATED FINANCIAL STATEMENTS
                               For the years ended
                        December 31, 2000, 2001 and 2002
                                 (CONSOLIDATED)


       (Translation of financial statements originally issued in Spanish)

         Compania de Telecomunicaciones de Chile S.A. and Subsidiaries

                 Index to the Consolidated Financial Statements

                                                                          Page
                                                                          ----
Report of the Independent Accounts                                        F-1
Consolidated Balance Sheets                                               F-2
Consolidated Statements of Operations                                     F-4
Consolidated Statement of Cash Flows                                      F-5
Notes to the Consolidated Financial Statements                            F-7


ThCh$:    Thousands of Chilean pesos
UF: The Unidad de Fomento, or UF, is an inflation-indexed peso denominated monetary unit in Chile. The daily UF rate is fixed in advance based on the change in the Chilean Consumer Price Index of the previous month.
ThUS$:    Thousands of US dollars.

                                                        [Deloitte & Touche Logo]


REPORT OF INDEPENDENT ACCOUNTANTS

To the Shareholders of Compania de Telecomunicaciones de Chile S.A.:

We have audited the accompanying consolidated balance sheets of Compania de Telecomunicaciones de Chile S.A. and Subsidiaries (the "Company") as of December 31, 2001 and 2002, and the related consolidated statements of operations and cash flows for each of the three years in the period ended December 31, 2002 (expressed in constant Chilean pesos). These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in Chile and in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Compania de Telecomunicaciones de Chile S.A. and Subsidiaries as of December 31, 2001 and 2002, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in Chile.

Accounting principles generally accepted in Chile vary in certain significant respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected the determination of consolidated net income (loss) expressed in Chilean pesos for each of the three years in the period ended December 31, 2002 and the determination of shareholders' equity, also expressed in Chilean pesos, at December 31, 2001 and 2002 to the extent summarized in Note 34 to the consolidated financial statements. As discussed in Note 34 to the consolidated financial statements net income (loss) for each of the two years in the period ended December 31, 2001 and stockholders' equity at December 31, 2001 and 2000 determined in accordance with accounting principles generally accepted in the United States of America have been restated.

As discussed in Note 34 to the consolidated financial statements, the Company previously prepared its annual consolidated financial statements in conformity with accounting principles generally accepted in the United States of America and included such financial statements on Form 20-F filed with the Securities and Exchange Commission (the "SEC") in accordance with SEC Rules and Regulations. The Company prepared its consolidated balance sheets as of December 31, 2001 and 2002, and its statements of operations and cash flows for each of the three years in the period ended December 31, 2002 in its Form 20-F for the year ended December 31, 2002 in conformity with accounting principles generally accepted in Chile with a reconciliation to net income (loss) for each of the three years in the period ended December 31, 2002, as restated, and a reconciliation to shareholders' equity as of December 31, 2001 and 2002, as restated, applying accounting principles generally accepted in the United States of America. This presentation is in accordance with Item 17 (c) (iv) (a) of the SEC Rules and Regulations.

Our audits also comprehended the translation of constant Chilean pesos amounts into U.S. dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 2.g. Such U.S. dollar amounts are presented solely for the convenience of readers in the United States of America.


/s/ DELOITTE & TOUCHE


Santiago, Chile
June 26, 2003

COMPANIA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES
--------------------------------------------------------------------------------
                           CONSOLIDATED BALANCE SHEETS
                           DECEMBER 31, 2001 AND 2002
    (Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2002 and thousands of US Dollars)


-----------------------------------------------------------------------------------------------------------------------------------
         A   S   S   E   T   S                                              Notes         2001             2002           2002
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                          ThCh$            ThCh$           ThUS$
                                                                                     --------------   --------------    ----------
   CURRENT ASSETS
     Cash and bank                                                                       19,323,709       16,842,002        23,437
     Time deposits                                                                       11,366,992        2,418,477         3,365
     Marketable securities (net)                                             (4)         60,218,053       76,812,030       106,890
     Trade accounts receivable, net of allowance for doubtful accounts       (5)        251,113,767      206,605,764       287,507
          of ThCh$ 64,649,335 and ThCh$ 81,948,259, respectively
     Notes receivable, net of allowance for doubtful notes                   (5)          5,260,269        6,024,436         8,383
          of ThCh$ 7,962,912 and ThCh$ 7,562,129, respectively
     Miscellaneous accounts receivable                                       (5)         35,609,281       25,070,611        34,888
     Notes and accounts receivable from related companies                  (6 a)          5,581,397       17,113,928        23,815
     Inventories, net of allowance for obsolescence                                      32,378,241       14,360,380        19,984
          of ThCh$ 2,075,450 and ThCh$ 1,790,318, respectively
     Recoverable taxes                                                                   45,633,229       19,060,375        26,524
     Prepaid expenses                                                                    11,251,165        8,230,701        11,454
     Deferred taxes                                                        (7 b)         56,581,498       25,188,474        35,052
     Other current assets                                                    (8)        122,898,844       28,656,627        39,878


                                                                                     --------------   --------------    ----------
                  TOTAL CURRENT ASSETS                                                  657,216,445      446,383,805      621,177
                                                                                     --------------   --------------    ----------



   PROPERTY, PLANT AND EQUIPMENT                                             (9)
     Land                                                                                29,030,587       27,372,131        38,090
     Constructions and
          infrastructure works                                                          197,925,361      183,151,839       254,870
     Machinery and equipment                                                          3,235,794,533    3,294,876,741     4,585,069
     Other property, plant and equipment                                                446,283,271      393,378,237       547,416
     Technical revaluation                                                                9,130,322        9,130,267        12,705
     Accumulated depreciation (less)                                                  1,794,155,265    1,968,865,481     2,739,825

                                                                                     --------------   --------------    ----------
                  TOTAL PROPERTY, PLANT AND EQUIPMENT, NET                            2,124,008,809    1,939,043,734     2,698,325
                                                                                     --------------   --------------    ----------




   OTHER NON-CURRENT ASSETS
     Investment in related companies                                        (10)         16,313,598       42,455,138        59,080
     Investment in other companies                                                          684,994            3,816             5
     Goodwill                                                             (11 a)        210,069,277      179,404,553       249,655
     Accounts receivable                                                     (5)         39,943,715       34,840,257        48,483
     Notes and accounts receivable from related companies                  (6 a)            660,776                -
     Intangibles                                                            (12)         16,981,672       32,304,395        44,954
     Accumulated amortization (less)                                        (12)          1,592,094        2,631,312         3,662
     Others                                                                 (13)         26,013,621       16,568,919        23,057


                                                                                     --------------   --------------    ----------
                  TOTAL NON-CURRENT ASSETS                                              309,075,559      302,945,766       421,572
                                                                                     --------------   --------------    ----------


                                                                                     --------------   --------------    ----------
                  TOTAL ASSETS                                                        3,090,300,813    2,688,373,305     3,741,074
                                                                                     ==============   ==============    ==========

    The accompanying notes 1 to 34 are an integral part of these consolidated financial statements

COMPANIA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES
--------------------------------------------------------------------------------
                           CONSOLIDATED BALANCE SHEETS
                           DECEMBER 31, 2001 AND 2002
    (Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2002 and thousands of US Dollars)

-----------------------------------------------------------------------------------------------------------------------------------
         L  I  A  B  I  L  I  T  I  E  S                                Notes             2001             2002            2002
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                          ThCh$            ThCh$           ThUS$
                                                                                     --------------   --------------    ----------
   CURRENT LIABILITIES
     Short-term obligations with banks
          and financial institutions                                        (14)         20,652,113        9,191,446        12,791
     Short-term portion of long-term obligations
          with banks and financial institutions                             (14)        112,957,547      146,290,805       203,575
     Bonds payable                                                          (16)         38,651,152       21,704,239        30,203
     Long-term obligations maturing
          within a year                                                                   1,142,572          489,759           681
     Dividends payable                                                                      301,445          209,724           292
     Trade accounts payable                                                 (33)        205,177,454      149,886,640       208,578
     Notes payable                                                                          623,100          173,961           242
     Miscellaneous accounts payable                                                      29,698,335        8,101,420        11,274
     Notes and accounts payable to related companies                       (6 b)         17,572,625       11,976,196        16,666
     Accruals                                                               (17)         15,069,037        9,952,190        13,849
     Withholding taxes                                                                   13,314,056        9,533,601        13,267
     Unearned income                                                                      2,653,236        6,963,466         9,690
     Other current liabilities                                                           33,520,779        4,947,602         6,885
                                                                                        -----------   --------------    ----------
                TOTAL CURRENT LIABILITIES                                               491,333,451      379,421,049       527,993
                                                                                        -----------   --------------    ----------



   LONG-TERM LIABILITIES
     Obligations with banks and
          financial institutions                                            (15)        549,111,998      416,567,542       579,685
     Bonds payable                                                          (16)        567,825,381      512,192,650       712,755
     Notes and accounts payable to related companies                       (6 b)         25,769,951       24,214,112        33,696
     Miscellaneous accounts payable                                                      33,366,179        9,246,715        12,867
     Accruals                                                               (17)         20,485,428       17,257,252        24,015
     Deferred taxes                                                        (7 b)         47,117,652       35,990,681        50,083
     Other liabilities                                                                   13,321,005        5,650,989         7,864
                                                                                     --------------   --------------    ----------
               TOTAL LONG-TERM LIABILITIES                                            1,256,997,594    1,021,119,941     1,420,965
                                                                                     --------------   --------------    ----------

   CONTINGENCIES AND RESTRICTIONS                                           (27)                  -                -             -

   MINORITY INTEREST                                                        (19)         36,673,275        1,142,263         1,590

   SHAREHOLDERS' EQUITY                                                     (20)
     Paid-in capital                                                                   736,468,120       736,468,120     1,024,851
     Share premium                                                                     114,512,356       114,512,356       159,353
     Other reserves                                                                      1,582,766         1,924,736         2,678
     Retained earnings                                                                 452,733,251       433,784,840       603,644
              Accumulated earnings                                                     448,881,060       451,465,216       628,248
              Net income (loss) for the year                                             4,235,008      (17,680,376)       (24,604)
              Subsidiary development stage deficit (less)                                  382,817                 -             -



                                                                                     --------------   --------------    ----------
                  TOTAL SHAREHOLDERS' EQUITY                                          1,305,296,493    1,286,690,052     1,790,526
                                                                                     --------------   --------------    ----------


                                                                                     --------------   --------------    ----------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                                            3,090,300,813    2,688,373,305     3,741,074
                                                                                     ==============   ==============    ==========

    The accompanying notes 1 to 34 are an integral part of these consolidated financial statements

COMPANIA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES
--------------------------------------------------------------------------------
               CONSOLIDATED STATEMENTS OF OPERATIONS FOR THE YEARS
                     ENDED DECEMBER 31, 2000, 2001 AND 2002
(Restated for general price-level changes and expressed in thousands of constant
       Chilean pesos as of December 31, 2002 and thousands of US Dollars)

                                                                       2000             2001             2002            2002
                                                                       ----             ----             ----            ----
OPERATING RESULTS:                                                     ThCh$           ThCh$             ThCh$          ThUS$

Operating revenues                                                  899,054,687      920,034,653      863,148,681     1,201,136
Operating costs (less)                                              697,027,542      647,194,118      602,236,149       838,057
                                                                  -------------     -------------     ------------    ----------

Gross profit                                             (21a)      202,027,145      272,840,535      260,912,532       363,079

Administration and selling expenses (less)                          133,121,853      131,364,109      130,414,461       181,482
                                                                  -------------    -------------     ------------     ---------

OPERATING RESULTS                                                    68,905,292      141,476,426      130,498,071       181,597

NON-OPERATING RESULTS:

Financial income                                                     12,413,943       18,742,454       16,691,456        23,227
Net income from investments in related companies         (10)           592,187        1,140,091        2,465,491         3,431
Other non-operating income                               (21b)       45,361,547       15,572,055       13,221,524        18,399
Loss from investments in related companies (less)        (10)         1,572,433          528,262          110,112           153
Amortization of goodwill (less)                          (11a)       56,544,598       16,211,090       24,661,893        34,319
Financial expenses (less)                                           112,802,749       96,254,647       81,472,292       113,375
Other non-operating expenses (less)                      (21c)       47,548,835       45,132,039       37,879,947        52,712
Price-level restatement                                  (22)         8,669,808          303,171       (6,164,777)       (8,579)
Exchange differences                                     (23)       (41,260,432)       1,828,210       (2,788,424)       (3,880)
                                                                  -------------    -------------     ------------     ---------

NON-OPERATING LOSS, NET                                            (192,691,562)    (120,540,057)    (120,698,974)     (167,961)
                                                                  -------------    -------------     ------------     ---------

INCOME BEFORE INCOME TAXES AND MINORITY INTEREST                   (123,786,270)      20,936,369        9,799,097        13,636

Income taxes                                             (7c)         5,763,915      (11,769,028)     (26,716,776)      (37,178)

INCOME BEFORE MINORITY INTEREST
       AND AMORTIZATION OF NEGATIVE GOODWILL                       (118,022,355)       9,167,341      (16,917,679)      (23,542)

Minority interest                                        (19)        (3,270,308)      (4,938,518)        (762,697)       (1,062)

Amortization of negative goodwill                        (11b)          207,205            6,185                -             -
                                                                  -------------    -------------     ------------     ---------

NET (LOSS) INCOME FOR THE YEAR                                     (121,085,458)       4,235,008      (17,680,376)      (24,604)
                                                                  -------------    -------------     ------------     ---------

   The accompanying notes 1 to 34 are an integral part of these consolidated financial statements

--------------------------------------------------------------------------------
                                       F-4

COMPANIA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES
--------------------------------------------------------------------------------
               CONSOLIDATED STATEMENT OF CASH FLOWS FOR THE YEARS
                     ENDED DECEMBER 31, 2000, 2001 AND 2002
(Restated for general price-level changes and expressed in thousands of constant
       Chilean pesos as of December 31, 2002 and thousands of US Dollars)
--------------------------------------------------------------------------------

                                                                   2000               2001                2002            2002
                                                               ------------        -----------       ------------      ----------
                                                                   ThCh$              ThCh$              ThCh$            ThUS$
NET CASH FLOWS
    FROM OPERATING ACTIVITIES                                   353,443,748        356,286,169        324,595,006        451,698


Net (loss) income for the year                                 (121,085,458)         4,235,008        (17,680,376)       (24,604)

Loss from sales of assets :                                      11,370,810         (1,120,209)        (7,760,553)       (10,799)

     Loss on sale of property, plant and equipment                9,190,140            537,199            111,365            155
     Gain on sale of investments (less)                             879,261          1,657,408          7,871,918         10,954
     Loss on sale of investments                                  3,059,929                  -                  -              -

Charges (debits) to income that do not represent
    cash flows :                                                451,197,301        330,625,695        357,798,962        497,904

     Depreciation for the year                                  252,387,183        256,651,873        262,734,333        365,615
     Amortization of intangibles                                          -            528,704          1,012,746          1,410
       Provisions and write offs                                 92,990,498         22,848,177         30,367,332         42,258
       Net income from investments
         in related companies (less)                                592,187          1,140,091          2,465,491          3,431
     Loss from investments in related companies                   1,572,433            528,262            110,112            153
     Amortization of goodwill                                    56,544,598         16,211,090         24,661,893         34,319
     Amortization of negative goodwill (less)                       207,205              6,185                  -              -
       Price-level restatement                                   (8,669,808)          (303,171)         6,164,777          8,579
       Exchange differences                                      41,260,432         (1,828,210)         2,788,424          3,880
       Other credits to income that do not represent
         cash flows (less)                                       22,011,216         20,088,021         19,956,999         27,772
       Other debits to income that do not represent
         cash flows                                              37,922,573         57,223,267         52,381,835         72,893

Changes in operating assets
    (increase) decrease                                         (32,540,350)        27,407,830         78,165,522        108,773

     Trade accounts receivable                                  (16,029,012)       (65,495,850)       (25,117,165)       (34,953)
     Inventories                                                 (2,587,584)        (3,106,614)        11,235,203         15,635
     Other assets                                               (13,923,754)        96,010,294         92,047,484        128,091

Changes in operating liabilities
    increase (decrease)                                          41,231,137         (9,800,673)       (86,691,246)      (120,637)

     Accounts payable related to
         operating activities                                    24,184,456         37,886,619        (49,408,390)       (68,756)
     Interest payable                                             1,972,595         (1,788,577)        (1,159,320)        (1,613)
     Income taxes payable (net)                                  (3,902,798)       (13,535,443)        14,669,367         20,414
     Other accounts payable related to non-operating
        activities                                               13,844,105        (11,352,975)       (50,426,638)       (70,172)
     V.A.T. and other similar taxes payable                       5,132,779        (21,010,297)          (366,265)          (510)

     Minority interest                                            3,270,308          4,938,518            762,697          1,062

   The accompanying notes 1 to 34 are an integral part of these consolidated financial statements
--------------------------------------------------------------------------------

COMPANIA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES
--------------------------------------------------------------------------------
               CONSOLIDATED STATEMENT OF CASH FLOWS FOR THE YEARS
                     ENDED DECEMBER 31, 2000, 2001 AND 2002
(Restated for general price-level changes and expressed in thousands of constant
       Chilean pesos as of December 31, 2002 and thousands of US Dollars)
--------------------------------------------------------------------------------

                                                                      2000              2001               2002          2002
                                                                  ------------      ------------      ------------    --------
                                                                     ThCh$              ThCh$              ThCh$         ThUS$
NET CASH USED IN
FINANCING ACTIVITIES                                              (120,289,545)     (248,144,498)     (253,915,390)   (353,342)

     Proceeds from loans                                           169,632,628        27,192,366        13,815,654      19,225
     Increase in debentures                                          4,454,583                 -                 -           -
     Other sources of financing                                      1,856,702           712,887         1,674,004       2,330
     Dividends paid (less)                                           2,611,050                 -         1,356,091       1,887
     Loans paid (less)                                             270,801,219       249,186,767       142,348,687     198,089
     Bonds payable (less)                                           19,206,897        21,873,221       115,634,382     160,914
     Payment of other loans from
        related companies (less)                                             -                 -        10,065,888      14,007
     Other financing activities (less)                               3,614,292         4,989,763                 -           -


NET CASH USED IN
INVESTMENT ACTIVITIES                                             (148,307,996)     (151,928,368)     (134,417,139)   (187,052)

     Proceeds from sale of property, plant and equipment            95,920,378           336,056           730,269       1,016
     Proceeds from sale of permanent investments                    23,936,048         4,499,333        28,367,432      39,475
     Proceeds from sale of other investments                        20,107,191        14,241,266                 -           -
     Other investment income                                           430,887           158,268           159,107         221
     Acquisition of property, plant and equipment (less)           209,205,494       127,427,226        99,305,590     138,191
     Payment of capitalized interest paid (less)                    22,859,015        15,470,463         4,348,983       6,052
     Permanent investments (less)                                   13,666,552         7,034,515           119,892         167
     Investments in financial instruments (less)                    13,075,305         8,578,810        30,170,262      41,984
     Documented loans to
        related companies (less)                                    28,672,085        10,401,145                 -           -
     Other investment activities (less)                              1,224,049         2,251,132        29,729,220      41,370



                                                                  ------------      ------------      ------------    --------

NET CASH FLOWS FOR THE YEAR                                         84,846,207       (43,786,697)      (63,737,523)    (88,696)

EFFECT OF INFLATION ON CASH
    AND CASH EQUIVALENTS                                            (3,653,326)       (5,501,858)       (2,244,307)     (3,123)

                                                                  ------------      ------------      ------------    --------
NET INCREASE / DECREASE CASH
    AND CASH EQUIVALENTS                                            81,192,881       (49,288,555)      (65,981,830)     (91,819)

                                                                  ------------      ------------      ------------    --------
CASH AND CASH EQUIVALENTS AT
    BEGINNING OF YEAR                                               54,980,560       136,173,441        86,884,886      120,907

                                                                  ------------      ------------      ------------    ---------
CASH AND CASH EQUIVALENTS AT
    END OF YEAR                                                    136,173,441        86,884,886        20,903,056       29,088

                                                                  ------------      ------------      ------------    ---------

   The accompanying notes 1 to 34 are an integral part of these consolidated financial statements
--------------------------------------------------------------------------------

       COMPANIA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

                                   ----------

1.  Composition of Consolidated Group and Registration in the Securities
    Registry:

    a) Compania de Telecomunicaciones de Chile S.A. (Telefonica CTC Chile), the parent company of the consolidated group, is a public corporation registered in the Securities Registry under No. 009 and therefore is subject to oversight by the Chilean Superintendency of Securities and Insurance.

    b)  Subsidiaries registered in the Securities Registry:

    As of December 31, 2002 the following subsidiaries of the consolidated group are registered with the Securities Registry:

    -----------------------------------------------------------------------------------------------------------------------
                                                                                                       Participation
                                                                                      Registration   (direct & indirect)
                          SUBSIDIARIES                                  TAXPAYER No.     Number              %
                                                                                                       2001        2002
    -----------------------------------------------------------------------------------------------------------------------
       CTC Transmisiones Regionales S.A. (188 Mundo Telefonica)        96.551.670-0        456        99.16        99.16
       Globus 120 S.A.                                                 96.887.420-9        694        99.99        99.99
    -----------------------------------------------------------------------------------------------------------------------

2.  Significant Accounting Principles:

    (a) Accounting period: The consolidated financial statements cover the years ended December 31, 2000, 2001 and 2002.

    (b) Basis of preparation: These consolidated financial statements (hereafter, the financial statements) have been prepared in accordance with generally accepted accounting principles in Chile and standards issued by the Chilean Superintendency of Securities and Insurance.

        In the event of discrepancies between accounting principles generally accepted by the Chilean Accountants' Association and the standards issued by the Chilean Superintendency of Securities and Insurance, the standards of the Superintendency will prevail.

    (c) Basis of presentation: The financial statements for 2000 and 2001 and their notes have been restated by 6.2% and 3.0 %, respectively, in order to allow comparison with the 2002 financial statements (see note 2 f).

        Certain reclassifications have been made to the 2001 financial statements for comparison purposes.

    (d) Basis of consolidation: The financial statements include assets, liabilities, statements of income and cash flows for the Company and subsidiaries. Significant transactions involving assets, liabilities, income and cash flows between consolidated related companies have been eliminated and the participation of minority interests has been reflected and is presented as Minority Interest (see Note 19).

COMPANIA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES
--------------------------------------------------------------------------------

            NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Restated for general price-level changes and expressed in thousands of constant
  Chilean pesos as of December 31, 2002 and thousands of US Dollars, except as indicated)

2.  Significant Accounting Principles, continued:

    Companies included in consolidation:

    As of December 31, 2002 the consolidated group (The Company) is composed of Compania de Telecomunicaciones de Chile S.A. and the following subsidiaries:

      -------------------------------------------------------------------------------------------------------------------
                                                                                     Participation Percentage
         Taxpayer                          Company Name
            N(degree)
                                                                              -------------------------------------------
                                                                                           2001              2002
                                                                                      Total    Direct  Indirect    Total
      -------------------------------------------------------------------------------------------------------------------
       79.727.230-2   CTC Isapre S.A.                                                 99.99     99.99       -       99.99
       96.545.500-0   CTC Equipos y Servicios de  Telecomunicaciones S.A.             99.99     99.99       -       99.99
       96.551.670-0   CTC Transmisiones Regionales S.A. (188 Mundo Telefonica)        99.16     99.16       -       99.16
       96.961.230-5   Telefonica Gestion de Servicios Compartidos Chile S.A.          99.99     99.90     0.09      99.99
       96.786.140-5   Telefonica Movil S.A.                                           99.99     99.99       -       99.99
       74.944.200-k   Fundacion Telefonica Chile                                      50.00     50.00       -       50.00
       96.887.420-9   Globus 120 S.A.                                                 99.99     99.99       -       99.99
       96.919.660-3   Telemergencia S.A.                                              99.99     99.67     0.32      99.99
          Foreign     CTC Internacional S.A.(4)                                      100.00      -         -         -
       90.430.000-4   Telefonica Empresas CTC Chile S.A.                              99.99     99.99       -       99.99
       96.811.570-7      Administradora de Telepeajes de Chile S.A.                   79.99       -       79.99     79.99
       90.184.000-8      Comunicaciones Mundiales S.A.                                99.66       -       99.66     99.66
       96.700.900-8      Telefonica Data Chile S.A.                                   99.99       -       99.99     99.99
       96.833.930-3          Comunicaciones Empresariales S.A.(3)                     99.99       -         -         -
       78.703.410-1      Tecnonautica S.A.                                            99.99       -       99.99     99.99
       96.893.540-2          Infochile S.A.                                           99.99       -       99.99     99.99
       96.934.950-7          Portal de Pagos e Informacion S.A.                       99.99       -       99.99     99.99
       96.834.320-3      Infoera S.A.                                                 99.99       -       99.99     99.99
       96.720.710-1      Invercom S.A.(1)                                             99.99       -         -         -
       88.269.200-0          Comunicaciones Intercom S.A.(1)                          99.99       -         -         -
       83.628.100-4      Sociedad Nacional de Procesamiento de Datos S.A.             59.99       -         -         -
                           (Sonda S.A.) (2)
       95.191.000-7          Logica S.A.                                              35.99       -         -         -
       78.072.130-8          Servicios Educacionales Sonda Ltda.                      40.03       -         -         -
       96.590.960-5          Tecnopolis S.A.                                          59.99       -         -         -
       78.214.420-0          Sonda Integracion Ltda.                                  59.99       -         -         -
       78.249.750-2          Sonda Sistemas Gestion Ltda.                             59.98       -         -         -
       78.534.270-4          Sonda Bancos S.A.                                        52.79       -         -         -
       96.803.810-9          Factoring General  S.A.                                  58.23       -         -         -
       96.527.020-5          Infopyme S.A.                                            59.39       -         -         -
       78.472.500-6          Soporte Tecnico Ltda.                                    52.79       -         -         -
       96.667.990-5          Inversiones y Asesorias Integral S.A.                    52.74       -         -         -
       96.572.460-5          Asicom Internacional S.A.                                30.73       -         -         -
       96.858.720-k          Administradora de Activos Financieros S.A.               48.00       -         -         -
          Foreign            Setco S.A. (Uruguay)                                     29.99       -         -         -
          Foreign            Sonda del Peru. S.A.                                     52.79       -         -         -
          Foreign            Sonda Guatemala S.A.                                     30.59       -         -         -
          Foreign            Sonda  Venezuela.                                        59.99       -         -         -
          Foreign            Westham S.A. de C.V.  (Mexico)                           59.99       -         -         -
          Foreign            Microcomputacion S.A.                                    59.99       -         -         -
       ----------------------------------------------------------------------------------------------------------------

COMPANIA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES
--------------------------------------------------------------------------------

            NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Restated for general price-level changes and expressed in thousands of constant
  Chilean pesos as of December 31, 2002 and thousands of US Dollars, except as indicated)

2.  Significant Accounting Principles, continued:

    (d)  Basis of consolidation, continued:

    Companies included in consolidation, continued:

       -----------------------------------------------------------------------------------------------------------------
           Taxpayer                                                                  Participation Percentage
              N(degree)                            Company Name
                                                                            --------------------------------------------
                                                                                2001                    2002
                                                                               Total        Direct    Indirect  Total

       -----------------------------------------------------------------------------------------------------------------
            Foreign              Sonda Colombia                                59.99          -          -        -
            Foreign              Sonda Computacion S.A.(Argentina)             59.99          -          -        -
            Foreign              Westham Trade Corp.                           59.99          -          -        -
            Foreign              Sonda Uruguay S.A.                            29.99          -          -        -
            Foreign              Sonda del Ecuador Ecuasonda S.A.              59.99          -          -        -
         79.900.420-8            BAC Servicios Computacionales Ltda.           30.05          -          -        -
         78.707.040-k            BAC Consultores Ltda.                         30.05          -          -        -
            Foreign              BAC Ecuador                                   44.58          -          -        -
            Foreign              BAC Peru                                      47.33          -          -        -
            Foreign              BAC Paraguay                                  25.55          -          -        -
            Foreign              BAC Uruguay                                   30.05          -          -        -
            Foreign              BAC Bolivia                                   27.05          -          -        -
            Foreign              BAC financiero S.A.                           29.40          -          -        -
            Foreign              Sonda Do Brasil Ltda. (ex Condec)             37.50          -          -        -
            Foreign              Softtek Tec Aplicaciones Integrales           30.00          -          -        -
            Foreign              Integracion Global de Procesos S.A. (Peru)    52.78          -          -        -
         98.001.500-9            Inversiones Columba                           41.96          -          -        -
       -----------------------------------------------------------------------------------------------------------------

1) At an extraordinary shareholders' meeting of Telefonica Empresas CTC Chile, held in May 2002, the incorporation by absorption of the subsidiaries Invercom S.A. and Comunicaciones Intercom S.A. was approved.

2) The Company divested itself of a 35% interest in Sonda in September 2002. Since this date, the remaining % held has been accounted for as an equity method-investee.

3) The extraordinary shareholders' meeting of Telefonica Data Chile S.A., held in November 2002, approved the incorporation by absorption of the subsidiary Comunicaciones Empresariales S.A.

4) The Board of Director's meeting of CTC Internacional S.A., held in December 2002, approved the liquidation of this company.

COMPANIA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES
--------------------------------------------------------------------------------

            NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Restated for general price-level changes and expressed in thousands of constant
  Chilean pesos as of December 31, 2002 and thousands of US Dollars, except as indicated)

2.  Significant Accounting Principles, continued:

    (d)  Basis of consolidation, continued:

         During September 2002, Telefonica Empresas CTC Chile S.A. sold and transferred its 25% ownership of Sonda S.A. to Inversiones Pacifico Limitada and Inversiones Santa Isabel Limitada, companies related to Mr. Andres Navarro H. This operation resulted in proceeds of ThCh$ 27,920,701 (historical), producing a net loss of ThCh$ 1,164,197, due to the write-off of goodwill related to the percentage sold (note 11a) and to the difference between the carrying value of the investment and the amount received. After this transaction was completed, Telefonica CTC Chile through its subsidiary Telefonica Empresas CTC Chile S.A., holds a 35% ownership in that company.

         Additionally on September 26, 2002 Telefonica Empresas signed an agreement with Inversiones Santa Isabel Limitada, which grants the former a call/put option for 35% of Sonda, which can be exercised between July 16 and July 25, 2005, at the investment's book value as of June 30, 2005, plus a premium of UF 142,021, with a minimum value of UF2,048,885. This minimum value has been guaranteed by Inversiones Santa Isabel Limitada to Telefonica Empresas by the issuance of bank guarantees (see note 28b).

         Should Telefonica Empresas not exercise the above mentioned sales option, between July 26 and August 5, 2005 Inversiones Santa Isabel Limitada has a purchase option for the same 35% of Sonda under the same previous conditions.

         Santa Isabel can exercise its purchase option earlier, between July 26 and July 31, 2003, at book value on June 30, 2003 plus a premium of UF 96,000, with a minimum price of UF 1,983,185, or between July 26 and July 31, 2004, at book value as of June 30, 2004 plus a premium of UF 119,000, with a minimum price of UF 2,003,260.

         Telefonica CTC Chile will continue to amortize goodwill for the remaining 35% ownership in Sonda. Goodwill less accumulated amortization as of December 31, 2002 is ThCh$ 11,560,937 and is being amortized deducting the UF 142,021 over a period of 34 months, from September 2002.

         Given the conditions contemplated in the contract, recovery of the equity value of this investment is fully assured, whereas recovery of goodwill will depend on the future net income of Sonda S.A. The Company has made no provision to cover the eventual loss on the recovery of goodwill, since it is estimated that the future income of Sonda S.A. will be sufficient to cover the aforementioned goodwill.

         Those subsidiaries in which there was indirect participation of less than 50% as of December 31, 2001, were not consolidated with their parent company, Sonda S.A.

    (e)  Time deposits:

         Time deposits are shown at the original invested capital plus readjustments, if applicable and accrued interest at year end.

COMPANIA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES
--------------------------------------------------------------------------------

            NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Restated for general price-level changes and expressed in thousands of constant
  Chilean pesos as of December 31, 2002 and thousands of US Dollars, except as indicated)

2.  Significant Accounting Principles, continued:

    (f)  Price-level restatement:

         The cumulative inflation rate in Chile as measured by the Chilean Consumer Price Index ("CPI") for the three-year period ended December 31, 2002 was approximately 10.8%.

         Chilean GAAP requires that the financial statements be restated to reflect the full effects of loss in the purchasing power of the Chilean peso on the financial position and results of operations of reporting entities. The method described below is based on a model that enables calculation of net inflation gains or losses caused by monetary assets and liabilities exposed to changes in the purchasing power of local currency. The model prescribes that the historical cost of all non-monetary accounts be restated for general price-level changes between the date of origin of each item and the year-end.

         The financial statements of the Company have been price-level restated in order to reflect the effects of the changes in the purchasing power of the Chilean currency during each year. All non-monetary assets and liabilities, all equity accounts and income statement accounts have been restated to reflect the changes in the CPI from the date they were acquired or incurred to year-end (see also Note 24).

         The purchasing power gain or loss included in net income reflects the effects of Chilean inflation on the monetary assets and liabilities held by the Company.

         The restatements were calculated using the official consumer price index of the National Institute of Statistics and based on the "prior month rule," in which the inflation adjustments are based on the CPI at the close of the month preceding the close of the respective period or transaction. This index is considered by the business community, the accounting profession and the Chilean government to be the index that most closely complies with the technical requirement to reflect the variation in the general level of prices in Chile, and consequently it is widely used for financial reporting purposes.

         The values of the Chilean consumer price indices used to reflect the effects of the changes in the purchasing power of the Chilean peso ("price-level restatement") are as follows:

         -------------------------------------------------------------------
                                                  Change over Previous
                                   Index              November 30,
         -------------------------------------------------------------------
         November 30, 2000        106.82                  4.7%
         November 30, 2001        110.10                  3.1%
         November 30, 2002        113.36                  3.0%
         -------------------------------------------------------------------

         By way of comparison, the actual values of the Chilean consumer price indices as of the balance sheet dates are as follows:

         -------------------------------------------------------------------
                                                  Change over Previous
                                   Index              November 30,
         -------------------------------------------------------------------
         December 31, 2000        106.94                  4.5%
         December 31, 2001        109.76                  2.6%
         December 31, 2002        112.86                  2.8%
         -------------------------------------------------------------------

         The above-mentioned price-level restatements do not purport to represent appraisal or replacement values and are only intended to restate all non-monetary financial statement components in terms of local currency of a single purchasing power and to include in net income or loss for each year the gain or loss in purchasing power arising from the holding of monetary assets and liabilities exposed to the effects of inflation.

    (g)  Basis of conversion:

         Assets and liabilities in US$ (United States Dollars), Euros, and UF (Unidad de Fomento), have been converted to pesos at the each year end's closing rates:

         -------------------------------------------------------------------
              YEAR           US$               EURO               UF
         -------------------------------------------------------------------
              2000          573.65           538.840           15,769.92
              2001          654.79           578.181           16,262.66
              2002          718.61           752.550           16,744.12
         -------------------------------------------------------------------

COMPANIA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES
--------------------------------------------------------------------------------

            NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Restated for general price-level changes and expressed in thousands of constant
  Chilean pesos as of December 31, 2002 and thousands of US Dollars, except as indicated)

2.  Significant Accounting Principles, continued:

         Convenience translation to U.S. dollars

         The financial statements are stated in Chilean pesos. The translations of Chilean pesos into US dollars are included solely for the convenience of the reader, using the observed exchange rate reported by the Chilean Central Bank as of December 31, 2002 of Ch$718.61 to US$1.00. The convenience translations should not be construed as representations that the Chilean peso amounts have been, could have been, or could in the future be, converted into US dollars at this or any other rate of exchange.

    (h)  Marketable securities:

         Fixed income securities are stated at their price-level restated purchase price plus interest accrued at each year end based on the real rate of interest determined as of the purchase date or their market value, whichever is less.

         Investments in mutual funds units are stated at the value of unit at each year end. Investment in shares are presented at their price-level restated cost or market value, whichever is less.

    (i)  Inventories:

         Equipment for sale is stated at price-level restated purchase or construction cost or market value, whichever is less.

         Inventories estimated to be consumed during the next twelve months are classified as current assets and their cost is price-level restated. An obsolescence provision has been determined on the basis of a study of slow-moving materials.

    (j)  Subsidies on sale of cellular equipment:

         This amount represents the difference between the cost at which the cellular equipment is acquired from suppliers and the price at which it are sold to customers.

         Effective January 1, 2001, the losses on the sale of phones are recognized at the time they are sold. After April 1, 2001 phones are being sold under accommodation contracts, under these contracts, the cellular phone is loaned to the customer. The cost of this equipment is capitalized as property, plant and equipment (subscriber equipment), and depreciated over 24 months from the date the contract is signed.

         Effective June 1, 2002, a policy of customer loyalty was implemented. Where cellular equipment loaned is changed out after eighteen months. Based on the above, the useful live of the cellular phone has been adjusted accordingly.

    (k)  Allowance for doubtful accounts:

         The Company establishes an allowance for doubtful accounts on its accounts receivable based on a combination of the following factors:

         As a general provision, the Company for 100% of its aged accounts receivable over than 90 days overdue.

         In circumstances where the Company sets a valuation allowance is aware of a specific customer's inability to meet its financial obligations, a specific reserve for bad debts is recorded for amounts due in order to reduce the receivable to the amount we reasonably believe will be collected.

COMPANIA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES
--------------------------------------------------------------------------------

            NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Restated for general price-level changes and expressed in thousands of constant
  Chilean pesos as of December 31, 2002 and thousands of US Dollars, except as indicated)

2.  Significant Accounting Principles, continued:

    (l)  Property, plant and equipment:

         Property, plant and equipment acquired through December 31, 1979 is stated at its appraisal value, as stipulated in Article 140 of D.F.L. No. 4, and that acquired after that date is carried at acquisition cost, except that carried at appraisal value recorded as of June 30, 1986, in accordance with Circular No. 550 issued by the Chilean Superintendency of Securities and Insurance. All values have been price-level restated.

         Work in progress includes the real financial cost of the loans related to their financing. In accordance with the above, capitalization of the interest cost during the period amounted to ThCh$25,238,443, ThCh$ 21,028,278 and ThCh$ 7,774,406 for 2000, 2001 and 2002, respectively.

    (m)  Depreciation:

         Depreciation has been calculated and recorded on the above mentioned values, by applying fixed percentages determined according to the estimated useful lives of the assets. The average annual financial depreciation rate of the Company is approximately 6.69%, 6.82% and 8.13% for 2000, 2001 and 2002, respectively.

    (n)  Leased assets:

         i) Leased assets with a purchase option.
         Leased assets with a purchase option, whose contracts have the characteristics of a financial lease, are carried in a manner similar to the purchase of property, plant and equipment, recording the full obligation and interest on an accrual basis. The Company does not legally own those assets, therefore, until it exercises the purchase option, it cannot freely dispose of them.

         ii) Sale and leaseback.
         During 2000, the former subsidiary and current affiliate company Sonda S.A. recorded a purchase with lease-back transaction in accordance with Technical Bulletin No. 49 of the Chilean Accountants' Association. The purchase of these assets was recorded as a property, plant and equipment purchase and the lease contract was recorded as a financial lease.

    (n)  Investments in related companies:

         These investments are carried using the equity method, recognizing their income on an accrual basis. Foreign investments have been valued following Technical Bulletin No. 64. Those investments have a functional currency of dollars (U.S.), since they are in countries considered unstable under said Bulletin, and their activities are not an extension of the operations of the Parent Company.

    (o)  Goodwill and negative goodwill:

         Goodwill and negative goodwill are differences arising upon step-up of the investment cost, at the time of making an investment in an equity-method investee or acquiring a more than 50% interest. The goodwill and negative goodwill amortization period has been determined taking into consideration aspects such as the nature and characteristics of the business and the estimated period for return on the investment. Goodwill and negative goodwill arising from foreign investments are held in US dollars as the functional currency (the same currency as the investment's functional currency) as per Technical Bulletin No. 64 of the Chilean Accountants Association (see Note 11).

COMPANIA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES
--------------------------------------------------------------------------------

            NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Restated for general price-level changes and expressed in thousands of constant
  Chilean pesos as of December 31, 2002 and thousands of US Dollars, except as indicated)

2.  Significant Accounting Principles, continued:

    (p)  Transactions with resale or repurchase agreements:

         Purchases of financial instruments with resale agreements are recorded as a fixed rate placement and classified in Other Current Assets. Financial instrument sales with repurchase agreements are recorded in a manner similar to that when obtaining a loan with investments as guarantees and are shown in Other Current Liabilities.

    (q)  Bonds payable:

         Obligations from bond issues are presented in liabilities at the par value of the subscribed bonds. The difference between the par value and the placement value, determined on the basis of the real interest rate for the transaction is deferred and amortized over the term of the respective bonds (see Note 16).

    (r)  Income taxes and deferred income taxes:
         Income taxes are calculated on the basis of taxable income calculated for tax purposes. Deferred income taxes arising from all temporary differences, tax losses and other events that create differences between the tax basis of assets and liabilities and their accounting basis are recorded in accordance with Technical Bulletins No. 60, 68, 69 and 73 issued by the Chilean Accountants' Association and Circular No. 1,466 dated January 27, 2000 of the Superintendency of Securities and Insurance.

         On September 28, 2001, Law No. 19,753 was published, increasing the income tax rate to 16% in 2002, 16.5% in 2003 and 17% in 2004 and thereafter. As of December 31, 2001, the accumulated balances of temporary differences, include the increased income tax rate. Deferred income taxes arising due to the increase in the income tax rate, are recorded in accordance with Technical Bulletin No. 71 issued by the Chilean Accountants Association (see Note 7).

    (s)  Staff severance indemnities:

         The Company's staff severance indemnities obligation are accrued applying the net present value method to the actuarial obligation calculation at an annual discount rate of 7%, considering future employment until the anticipated retirement date of each employee (see
         Note 18).

         As of June 30, 2002, new collective contracts were signed with certain unions, which extended the benefits agreed upon to 1,661 employees. Notwithstanding, from July 1 a total of 3,445 employees began a strike which ended on July 29, 2002, with the application of Article 369 of the Labor Code by the unions. This article allows employees to freeze the same conditions of the labor contract prior to collective negotiation for a period of 18 months. The actuarial obligation assumptions used relate to the provisions of the respective labor contracts in force. Severance indemnity provisions are included in these union contracts.

    (t)  Operating revenues:

         The Company's revenues are recorded on the accrual basis in accordance with generally accepted accounting principles in Chile. Since invoices are issued on dates other than accounting cut-off dates, as of the date of preparation of these financial statements, services rendered and not invoiced have been accrued, and determined on the basis of the contracts and traffic at the agreed-upon prices and conditions. Uncollectable amounts are shown in Trade Accounts Receivable.

         Revenues from information services are recorded under the following conditions: sale of hardware and software licenses is recorded when the equipment and/or software is delivered, and in the case of revenues from projects, these are recorded according to the percentage completion method.

COMPANIA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES
--------------------------------------------------------------------------------

            NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Restated for general price-level changes and expressed in thousands of constant
  Chilean pesos as of December 31, 2002 and thousands of US Dollars, except as indicated)

2.  Significant Accounting Principles, continued:

    (u)  Foreign currency futures contracts:

         The Company has entered into foreign currency futures contracts, representing a hedge against changes in the exchange rate of its obligations in foreign currency.

         These instruments are valued in accordance with Technical Bulletin No. 57 issued by the Chilean Accountants' Association.

         The rights acquired and obligations incurred are detailed in Note 26. The balance sheet only reflects the net right or obligation as of year-end, classified according to the maturity date of each of the contracts, in Other Current Assets or Other Creditors, as applicable. The contract's implicit premium or discount is deferred and amortized using the straight-line method over the term of the contract.

    (v)  Interest rate coverage:

         Loan interest covered by interest rate swaps is recorded recognizing the effect of the contracts on the interest rate established in the loans. Unrealized gains and losses on the interest rate swap agreements are shown in Other Current Assets or in Other Creditors, as applicable (see Note 26).

    (w)  Computer software:

         Software purchases amortized using the straight-line method over a four-year period. Further programming costs of commercialized software are amortized over a period of five years.

    (x)  Research and development expenses:

         Research and development expenses are charged to income in the period in which they are incurred. Such expenses have not been significant in the period.

    (y)  Accumulated deficit in development period of subsidiaries:

         In accordance with Circular No. 981 of the Superintendency of Securities and Insurance, the Company has included all disbursements or obligations arising during the development and start up stage of its subsidiaries and which are not assignable to the cost of tangible or nominal, in equity. This deficit has been absorbed by net income earned by the Company during operations.

    (z)  Accumulated adjustment for conversion differences:

         The Company recognizes in equity accounts the difference between the variation in the exchange rate and the consumer price index arising on the price-level restatement of its foreign investments, controlled in US dollars, as well as adjustments for exchange differences coming from subsidiaries and related companies, recognized on their foreign investments. The balance in this account is credited (charged) to income in the same period in which the gain or loss on the complete or partial disposal of these investments is recognized.

COMPANIA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES
--------------------------------------------------------------------------------

            NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Restated for general price-level changes and expressed in thousands of constant
  Chilean pesos as of December 31, 2002 and thousands of US Dollars, except as indicated)

2.  Significant Accounting Principles, continued:

    (aa) Statement of cash flows:

         For the purposes of preparing the Statement of Cash Flows in accordance with Technical Bulletin No. 50 issued by the Chilean Accountants' Association, the Company considers mutual funds, resale agreements and time deposits maturing in less than 90 days as cash and cash equivalents.

         Cash flows related to the Company's business and those not defined as from investment or financing activities are included in "Cash Flows from Operating Activities".

    (ab) Correspondents:

         The Company has current agreements with foreign correspondents, with which the conditions that regulate international traffic are set, charged or paid according to net traffic exchanges (imbalance) and the tariffs set in each agreement.

         This exchange is accounted for on the accrual basis, recognizing the costs and income in a period on the accrual basis, recording the net balances receivable or payable of each correspondent in "Trade Accounts Receivable" or "Accounts Payable" as applicable.

    (ac) Intangibles

         i) Underwater cable rights:
         Underwater cable rights are rights acquired by the Company for the use of the underwater cable's transmission capacity. These are amortized over the respective contract term, with a maximum of 25 years. Amortization for the year amounted to ThCh$ 427,294, ThCh$ 528,704 and ThCh$ 753,229 in 2000, 2001 and 2002, respectively.

         ii) Licenses (software):
         Software licenses are carried at price-level restated purchase cost. Amortization is calculated using the straight-line method considering the periods in which the license will provide benefits, which does not exceed 4 years.

         iii) License for the use of wireless:
         Corresponds to the cost incurred in obtaining licenses for the use of wireless. They are shown at price-level restated value and are amortized over the concession period (30 years from publication of the decrees covering the respective licenses in the "Diario Oficial").

COMPANIA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES
--------------------------------------------------------------------------------

            NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Restated for general price-level changes and expressed in thousands of constant
  Chilean pesos as of December 31, 2002 and thousands of US Dollars, except as indicated)

3.  Accounting Changes:

    a) Accounting principles have been consistently applied during the years covered in these financial statements.

    b)  Change in reporting entity:
        As of December 31, 2002, as Telefonica CTC Chile did not have a majority holding in control of the administration of Sonda S.A., it has recorded its 35% interest in Sonda under the equity method. Sonda's financial statements were consolidated until August 31, 2002.

        As of December 31, 2001 this investment was presented as consolidated, line-by-line and the balance sheet of Sonda S.A. at that date was as follows:

         --------------------------------------------------------------------------------------------------------------------
         Proforma Assets                              2001                Liabilities                            2001
                                                      ThCh$                                                      ThCh$
         --------------------------------------------------------------------------------------------------------------------
         Current Assets                            69,945,551    Current Liabilities                           28,285,008
         Property, Plant and Equipment             33,745,687    Long-term Liabilities                         18,046,758
         Other Assets                              29,086,563    Shareholders' Equity                          86,446,035
         --------------------------------------------------------------------------------------------------------------------
         Total Assets                             132,777,801    Total Liabilities & Shareholders' Equity     132,777,801
         --------------------------------------------------------------------------------------------------------------------

        For a comparative analysis of the figures, a consolidated statement of income is presented, assuming that in both years, the investment in Sonda S.A. was recorded using only the equity method.

         -------------------------------------------------------------------------------------------------------------------
         Proforma                                              Jan-Dec         Jan-Dec                 Variation
                                                                                             -------------------------------
                                                                2001            2002
                                                                ThCh$           ThCh$            ThCh$                 %
         -------------------------------------------------------------------------------------------------------------------
         Operating revenues                                  808,186,833       800,525,391      (7,661,442)          -0.9%
          Operating costs                                   (674,523,624)     (672,341,046)      2,182,578           -0.3%
            Salaries and employee benefits                   (73,800,216)      (65,322,095)      8,478,121          -11.5%
            Depreciation                                    (238,486,915)     (255,031,284)    (16,544,369)           6.9%
            Goods and Services                              (250,570,388)     (231,814,768)     18,755,620           -7.5%
            Administration and selling expenses             (111,666,105)     (120,172,899)     (8,506,794)           7.6%
         Operating Income                                    133,663,209       128,184,345      (5,478,864)          -4.1%

            Financial income                                  16,452,112        15,400,183      (1,051,929)          -6.4%
            Income from investments in related companies       7,360,047         2,894,304      (4,465,743)         -60.7%
            Amortization of goodwill                         (15,571,410)      (24,122,910)     (8,551,500)          54.9%
            Financial expenses                               (95,401,262)      (80,717,788)     14,683,474          -15.4%
            Other income and expenses                        (37,535,926)      (26,853,451)     10,682,475          -28.5%
            Price-level restatement                            3,906,061        (6,598,955)    (10,505,016)        -
         -------------------------------------------------------------------------------------------------------------------
         Non-operating income (loss)                        (120,790,378)     (119,998,617)        791,761           -0.7%
         Net income before taxes and minority interest        12,872,831         8,185,728      (4,687,103)         -36.4%

            Income tax                                        (8,434,245)      (25,711,072)    (17,276,827)         204.8%
            Minority interest                                   (203,578)         (155,032)         48,546          -23.8%

         -------------------------------------------------------------------------------------------------------------------
         Net income (loss) for the year                        4,235,008       (17,680,376)    (21,915,384)        -
         -------------------------------------------------------------------------------------------------------------------

COMPANIA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES
--------------------------------------------------------------------------------

            NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued
(Restated for general price-level changes and expressed in thousands of constant
  Chilean pesos as of December 31, 2002 and thousands of US Dollars, except as indicated)

4.  Marketable Securities:

    The balance of marketable securities is as follows:

    ---------------------------------------------------------------------------------------------------------------------
                                                                                       2001                 2002
                                                                                      ThCh$                 ThCh$
    ---------------------------------------------------------------------------------------------------------------------
       Shares                                                                        23,712,092            9,456,802
       Publicly offered promissory notes                                             32,723,967           65,571,937
       Mutual fund units                                                              3,473,919            1,773,744
       Others                                                                           308,075                9,547
    ---------------------------------------------------------------------------------------------------------------------
       Total Marketable Securities                                                   60,218,053           76,812,030
    ---------------------------------------------------------------------------------------------------------------------

Shares

    ------------------------------------------------------------------------------------------------------------------------
         Taxpayer          Company            Number of                   Market Quote       Market
            No.              Name               Shares       Interest      per share          Value           Restated Cost
                                                                 %           ThCh$            ThCh$               ThCh$
    ------------------------------------------------------------------------------------------------------------------------
       Foreign        Terra Networks S.A.     2,984,986         1.1 %        3,017          9,007,868           23,917,743
       Foreign        New Skies Satellites        5,198        0.057%        4,685             24,354              249,854
       Foreign        Intelsat                  288,065        0.057%            -                  -              424,580
    ------------------------------------------------------------------------------------------------------------------------
                              Value of investment portfolios                                9,032,222           24,592,177
                              Adjustment provision                                                             (15,135,375)
                  Book value of investment portfolio                                                             9,456,802
    ------------------------------------------------------------------------------------------------------------------------

    Publicly offered promissory notes (Fixed Income)

    ---------------------------------------------------------------------------------------------------------------------
                                                        Par                Book Value             Market
                                    Date                Value         Amount                      Value        Provision
          Instrument      Purchase       Maturity       ThCh$         ThCh$        Rate           ThCh$          ThCh$
    ---------------------------------------------------------------------------------------------------------------------
       PRD              Dec-26-2002    Sept-01-2005    1,548,848     1,548,848    6.00%          1,548,848         -
       PRD              Dec-26-2002    Oct-01-2005    12,338,638    12,338,638    6.00%         12,338,638         -
       PRD              Dec-26-2002    Dec-01-2005    11,467,944    11,467,944    6.00%         11,467,944         -
       Zero             Dec-26-2002    Jul-01-2005     7,225,022     7,225,022    5.40%          7,225,022         -
       Zero             Dec-26-2002    Oct-01-2005     4,215,615     4,215,615    5.07%          4,215,615         -
       Zero             Dec-26-2002    Nov-01-2005    12,699,963    12,699,963    5.86%         12,699,963         -
       Zero             Dec-26-2002    Dec-01-2005    16,075,907    16,075,907    5.85%         16,075,907         -
    ---------------------------------------------------------------------------------------------------------------------
                           Total                      65,571,937    65,571,937      -           65,571,937         -
    ---------------------------------------------------------------------------------------------------------------------

COMPANIA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES
--------------------------------------------------------------------------------

            NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued
(Restated for general price-level changes and expressed in thousands of constant
       Chilean pesos as of December 31, 2002 and thousands of US Dollars, except as indicated)

5.  Short and long-term receivables:

    The detail of short and long-term receivables is as follows:

------------------------------------------------------------------------------------------------------------------
                                                                                        Current
                                       ---------------------------------------------------------------------------
            Description                      Up to 90 days                Over 90 up to 1 year        Subtotal
                                          2001           2002             2001           2002           2002
------------------------------------------------------------------------------------------------------------------
                                           ThCh$          ThCh$           ThCh$          ThCh$          ThCh$
Trade accounts receivable              305,421,892     278,944,527     10,341,211      9,609,496     288,554,023
    Standard telephony service         149,402,044     166,129,362      5,464,130      6,593,435     172,722,797
    Long distance                       72,508,896      44,674,912              -              -      44,674,912
    Mobile                              43,349,155      44,094,079              -              -      44,094,079
    Communications companies            24,908,743      20,374,036        503,571      3,003,547      23,377,583
    Information Service                  3,493,815               -        921,133              -             -
    Others                              11,759,239       3,672,138      3,452,377         12,514       3,684,652
Allowance for doubtful accounts        (59,674,045)    (78,651,541)    (4,975,290)    (3,296,718)    (81,948,259)
Notes receivable                         9,546,513      12,324,459      3,676,668      1,262,106      13,586,565
Allowance for doubtful notes           (5,816,061)      (7,562,129)    (2,146,851)             -      (7,562,129)
Miscellaneous accounts receivable       35,260,627      18,046,875        348,654      7,023,736      25,070,611
Allowance for doubtful accounts                  -               -              -              -               -
------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------
                                                          Total Current (net)                     Long-term
                                                    2001                     2002             2001        2002
-------------------------------------------------------------------------------------------------------------------
                                          ThCh$           %          ThCh$          %         ThCh$        ThCh$
Trade accounts receivable              251,113,767      100.0     206,605,764     100.0     7,926,022     5,590,125
    Standard telephony service         112,747,078      44.90     110,075,853     53.28     7,926,022     5,590,125
    Long distance                       64,826,010      25.82      41,290,203     19.99        -             -
    Mobile                              30,884,111      12.30      30,304,506     14.67        -             -
    Communications companies            24,215,534      9.64       21,417,510     10.37        -             -
    Information Service                  4,227,165      1.68          -             -          -             -
    Others                              14,213,869      5.66        3,517,692     1.70         -             -
Allowance for doubtful accounts            -              -           -             -          -             -
Notes receivable                         5,260,269        -         6,024,436       -          -             -
Allowance for doubtful notes               -              -           -             -          -             -
Miscellaneous accounts receivable       35,609,281        -        25,070,611       -      32,017,693    29,250,132
Allowance for doubtful accounts            -              -           -             -          -             -
-------------------------------------------------------------------------------------------------------------------
                                                        Total long-term receivables        39,943,715    34,840,257
                                                       ------------------------------------------------------------

COMPANIA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES
--------------------------------------------------------------------------------

            NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Restated for general price-level changes and expressed in thousands of constant
       Chilean pesos as of December 31, 2002 and thousands of US Dollars, except as indicated)

6.  Balances and transactions with related companies:

    a)   Notes and Accounts Receivable

----------------------------------------------------------------------------------------------------------------------------------
        Tax No.                             Company                            Short-term                        Long-term
                                                                  ----------------------------------------------------------------
                                                                        2001             2002              2001           2002
                                                                        ----             ----              ----           ----
                                                                        ThCh$            ThCh$             ThCh$          ThCh$
----------------------------------------------------------------------------------------------------------------------------------
    Foreign           Telefonica procesos Tec. de Informacion                -          11,779,407            -              -
    83.628.100-4      Sonda S.A.                                             -           1,964,079            -              -
    96.834.230-4      Terra Networks Chile S.A.                        2,228,128           957,427            -              -
    93.541.000-2      Impresora y Comercial Publiguias S.A.              452,224           843,208            -              -
    Foreign           Telefonica Espana                                  748,981           787,166            -              -
    96.895.220-k      Atento Chile S.A                                   878,472           615,538            -              -
    Extranjera        Telefonica Data Espana                               5,426           131,371            -              -
    96.910.730-9      Emergia Chile S.A.                                 177,798            22,416            -              -
    Foreign           Terra Networks Espana                              120,587             9,093            -              -
    59.083.900-0      Telefonica Mobile Solutions Chile S.A.                 -               2,995            -              -
    78.868.230-1      Atento Educacion                                       205             1,228            -              -
    96.894.490-8      Puerto Norte                                        15,450               -              -              -
    Foreign           Sonda Mexico                                        20,990               -              -              -
    Foreign           Datadec                                             57,949               -              -              -
    94.071.000-6      Orden S.A.                                          73,367               -              -              -
    96.571.690-4      Servibanca                                             840               -              -              -
    Foreign           Unisel Argentina                                     5,395               -              -              -
    79.688.080-5      Unisel Chile                                        22,138               -              -              -
    Foreign           Westham Trade Co Ltda.                                 544               -              -              -
    96.539.380-3      Ediciones Financieras                                5,620               -              -              -
    96.703.020-1      Orden Salud                                         88,251               -              -              -
    96.703.200-k      Orden Gestion                                       42,807               -              -              -
    78.214.420-0      Orden Integracion                                   34,162               -              -              -
    96.725.400-2      Solex                                                  232               -              -              -
    Foreign           Bismark Telecomunicaciones                          23,039               -              -              -
    96.967.100-k      Novis S.A.                                          15,462               -           201,909           -
    79.919.680-8      Administradora de Creditos Comerciales               1,122               -              -              -
    81.201.000-K      Almacenes Paris S.A.                                53,707               -              -              -
    96.929.090-1      Compania de Procesos y Servicios CPS S.A.          399,101               -           253,967           -
    96.900.580-8      Servicios de Outsourcing Logistica S.A.            109,400               -              -              -
    77.384.780-0      Bazuca Internet Partners                               -                 -           204,900           -
---------------------------------------------------------------------------------------------------------------------------------
                                             TOTAL                     5,581,397        17,113,928         660,776         -
---------------------------------------------------------------------------------------------------------------------------------

There have been charges and credits to current accounts with these companies due to billing for sales of material, equipment and services.

COMPANIA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES
--------------------------------------------------------------------------------

            NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued
(Restated for general price-level changes and expressed in thousands of constant
       Chilean pesos as of December 31, 2002 and thousands of US Dollars, except as indicated)

b)   Notes and Accounts Payable

-----------------------------------------------------------------------------------------------------------------------------------
Tax No.                                 Company                               Short-term                        Long-term
                                                                  -----------------------------------------------------------------
                                                                        2001             2002            2001             2002
                                                                        ----             ----            ----             ----
                                                                        ThCh$            ThCh$           ThCh$            ThCh$
-----------------------------------------------------------------------------------------------------------------------------------

96.895.220-k      Atento Chile S.A                                     4,784,561       4,755,211             -                 -
96.834.230-4      Terra Networks Chile S.A.                            1,753,933       3,090,164             -                 -
83.628.100-4      Sonda S.A.                                                 -         2,148,979             -                 -
Foreign           T-Data Corp                                                -         1,320,918             -                 -
93.541.000-2      Impresora y Comercial Publiguias S.A.                      -           332,256             -                 -
96.527.390-5      Telefonica Internacional  Chile S.A.                 6,761,979         261,208       25,534,901       24,214,112
96.910.730-9      Emergia Chile S.A.                                   2,399,753          43,376             -                 -
78.868.200-k      Atento Recursos Ltda.                                  103,671          24,084             -                 -
Foreign           Telefonica Internacional de Espana S.A.                892,220             -               -                 -
94.071.000-6      Orden S.A.                                               2,349             -               -                 -
96.768.410-4      Payroll                                                  3,773             -               -                 -
96.571.690-4      Servibanca                                                 752             -               -                 -
Foreign           Unisel Argentina                                           -               -            235,050              -
79.688.080-5      Unisel Chile                                           636,623             -               -                 -
Foreign           Westham Trade Co Ltda.                                 201,486             -               -                 -
78.214.420-0      Orden Integracion                                       30,176             -               -                 -
96.725.400-2      Solex                                                    1,349             -               -                 -
-----------------------------------------------------------------------------------------------------------------------------------
                                         TOTAL                        17,572,625      11,976,196       25,769,951       24,214,112
-----------------------------------------------------------------------------------------------------------------------------------

In accordance with Article 89 of the Chilean Corporation Law, all these transactions have been carried out under conditions similar to those prevailing in the market.

COMPANIA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES
--------------------------------------------------------------------------------

            NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Restated for general price-level changes and expressed in thousands of constant
       Chilean pesos as of December 31, 2002 and thousands of US Dollars, except as indicated)

6.  Balances and transactions with related companies:

    c) Transactions:

------------------------------------------------------------------------------------------------------------------------------------
              Company                                        Tax No.           Nature of                Description of
                                                                              relationship               transaction
------------------------------------------------------------------------------------------------------------------------------------
  Telefonica Espana                                        Foreign           Parent Company     Sales and Services
  Telefonica Internacional  Chile S.A.                     96.527.390-5      Parent Company     Purchases and Services Rendered
                                                                                                Financial Expenses
------------------------------------------------------------------------------------------------------------------------------------
  Impresora y Comercial Publiguias S.A.                    93.541.000-2      Affiliate          Sales and Services
                                                                                                Purchases and Services Rendered
                                                                                                Other Non-operating Income
------------------------------------------------------------------------------------------------------------------------------------
  Terra Networks Chile S.A.                                96.834.230-4      Affiliate          Sales and Services
                                                                                                Purchases and Services Rendered
------------------------------------------------------------------------------------------------------------------------------------
  Atento Chile S.A                                         96.895.220-k      Affiliate          Sales and Services
                                                                                                Purchases and Services Rendered
                                                                                                Other Non-operating Income
------------------------------------------------------------------------------------------------------------------------------------
  Emergia Chile S.A.                                       96.910.730-9      Affiliate          Sales and Services
                                                                                                Purchases and Services Rendered
                                                                                                Other Non-operating Income
------------------------------------------------------------------------------------------------------------------------------------
  Datadec                                                  Foreign           Affiliate          Purchases and Services Rendered
------------------------------------------------------------------------------------------------------------------------------------
  Orden S.A.                                               94.071.000-6      Affiliate          Purchases and Services Rendered
------------------------------------------------------------------------------------------------------------------------------------
  Servibanca                                               96.571.690-4      Affiliate          Purchases and Services Rendered
------------------------------------------------------------------------------------------------------------------------------------
  Unisel Argentina                                         Foreign           Affiliate          Purchases and Services Rendered
------------------------------------------------------------------------------------------------------------------------------------
  Unisel Chile                                             79.688.080-5      Affiliate          Purchases and Services Rendered
------------------------------------------------------------------------------------------------------------------------------------
  Ediciones Financieras                                    96.539.380-3      Affiliate          Purchases and Services Rendered
------------------------------------------------------------------------------------------------------------------------------------
  Inversiones Pacifico                                     84.267.000-4      Common Parent      Financial Expenses
------------------------------------------------------------------------------------------------------------------------------------
  Atento Recursos Ltda.                                    78.868.200-k      Affiliate          Purchases and Services Rendered
------------------------------------------------------------------------------------------------------------------------------------
  Telefonica. Procesos y Tecnologia de Informacion S.A.    Foreign           Affiliate          Other Non-operating Income
------------------------------------------------------------------------------------------------------------------------------------
  Orden Gestion                                            96.703.200-k      Affiliate          Purchases and Services Rendered
------------------------------------------------------------------------------------------------------------------------------------
  Orden Integracion                                        78.214.420-0      Affiliate          Sales and Services
------------------------------------------------------------------------------------------------------------------------------------
  Atento Educacion                                         78.868.230-1      Affiliate          Sales and Services
------------------------------------------------------------------------------------------------------------------------------------
  Solex                                                    96.725.400-2      Affiliate          Purchases and Services Rendered
------------------------------------------------------------------------------------------------------------------------------------
  Almacenes Paris S.A.                                     81.201.000-k      Affiliate          Purchases and Services Rendered
------------------------------------------------------------------------------------------------------------------------------------
  Servicios de Outsourcing Logistica S.A                   96.900.580-8      Affiliate          Purchases and Services Rendered
------------------------------------------------------------------------------------------------------------------------------------
  T-Data Corp                                              Foreign           Affiliate          Purchases and Services Rendered
------------------------------------------------------------------------------------------------------------------------------------
  Tecnopolis Comercial                                     96.823.020-4      Affiliate          Purchases and Services Rendered
------------------------------------------------------------------------------------------------------------------------------------
  Buenaventura                                             96.590.080-2      Affiliate          Sales and Services
------------------------------------------------------------------------------------------------------------------------------------
  Telsys S.A.                                              96.756.140-1      Affiliate          Purchases and Services Rendered
------------------------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------------------
                                                                2000                     2001                      2002
                                                                ThCh$                   ThCh$                      ThCh$
----------------------------------------------------------------------------------------------------------------------------------
                                                                     Effect on               Effect on                   Effect on
  Company                                                Amount       income       Amount      income         Amount      income
----------------------------------------------------------------------------------------------------------------------------------
  Telefonica Espana                                     4,239,475    4,239,475            -            -            -            -
  Telefonica Internacional  Chile S.A.                     54,285       54,285      522,362      522,362      521,961      521,961
                                                        3,746,928    3,746,928    2,230,347    2,230,347      838,560      838,560
----------------------------------------------------------------------------------------------------------------------------------
  Impresora y Comercial Publiguias S.A.                14,716,067   14,716,067   18,130,026   18,130,026    4,844,225    4,844,225
                                                        2,676,101    2,676,101    3,634,978    3,634,978    5,048,653    5,048,653
                                                                -            -   11,389,049   11,389,049            -            -
----------------------------------------------------------------------------------------------------------------------------------
  Terra Networks Chile S.A.                               167,939      167,939    1,904,923    1,904,923    1,893,375    1,893,375
                                                                -            -            -            -      356,102      356,102
----------------------------------------------------------------------------------------------------------------------------------
  Atento Chile S.A                                                               17,697,280   17,697,280    1,186,805    1,186,805
                                                       11,618,453   11,618,453            -            -   12,508,479   12,508,479
                                                                                          -            -       26,896       26,896
----------------------------------------------------------------------------------------------------------------------------------
  Emergia Chile S.A.                                            -            -            -            -    1,271,907    1,271,907
                                                                -            -       44,492       44,492       42,843       42,843
                                                                -            -            -            -       12,342       12,342
----------------------------------------------------------------------------------------------------------------------------------
  Datadec                                                   1,906        1,906       54,448       54,448            -            -
----------------------------------------------------------------------------------------------------------------------------------
  Orden S.A.                                               36,448       36,448       10,328       10,328            -            -
----------------------------------------------------------------------------------------------------------------------------------
  Servibanca                                               70,560       70,560        5,690        5,690            -            -
----------------------------------------------------------------------------------------------------------------------------------
  Unisel Argentina                                         12,571       12,571       46,536       46,536            -            -
----------------------------------------------------------------------------------------------------------------------------------
  Unisel Chile                                             36,448       36,448      917,426      917,426            -            -
----------------------------------------------------------------------------------------------------------------------------------
  Ediciones Financieras                                         -            -       15,066       15,066            -            -
----------------------------------------------------------------------------------------------------------------------------------
  Inversiones Pacifico                                  1,159,830    1,159,830            -            -            -            -
----------------------------------------------------------------------------------------------------------------------------------
  Atento Recursos Ltda.                                         -            -            -            -      344,378      344,378
----------------------------------------------------------------------------------------------------------------------------------
  Telefonica. Procesos y Tecnologia de Informacion S.A.         -            -            -            -      412,646      412,646
----------------------------------------------------------------------------------------------------------------------------------
  Orden Gestion                                               409          409       26,948       26,948            -            -
----------------------------------------------------------------------------------------------------------------------------------
  Orden Integracion                                        32,830       32,830            -            -            -            -
----------------------------------------------------------------------------------------------------------------------------------
  Atento Educacion                                              -            -       27,810       27,810            -            -
----------------------------------------------------------------------------------------------------------------------------------
  Solex                                                         -            -          224          224            -            -
----------------------------------------------------------------------------------------------------------------------------------
  Almacenes Paris S.A.                                          -            -    8,992,403    8,992,403            -            -
----------------------------------------------------------------------------------------------------------------------------------
  Servicios de Outsourcing Logistica S.A                        -            -       35,175       35,175            -            -
----------------------------------------------------------------------------------------------------------------------------------
  T-Data Corp                                                   -            -            -            -    1,320,918    1,320,918
----------------------------------------------------------------------------------------------------------------------------------
  Tecnopolis Comercial                                     32,095       32,095            -            -            -            -
----------------------------------------------------------------------------------------------------------------------------------
  Buenaventura                                            227,729      227,729            -            -            -            -
----------------------------------------------------------------------------------------------------------------------------------
  Telsys S.A.                                             102,782      102,782            -            -            -            -
----------------------------------------------------------------------------------------------------------------------------------


In the case of Sales and Services Rendered, these mature in the short-term (less than a year) and the Settlement Conditions for each case vary according to the transaction that produced them.

COMPANIA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES
--------------------------------------------------------------------------------

            NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

(Restated for general price-level changes and expressed in thousands of constant
       Chilean pesos as of December 31, 2002 and thousands of US Dollars, except as indicated)

7.  Income taxes and deferred income taxes:

    a)  General information:

        As of December 31, 2001 and 2002, Telefonica CTC Chile has accrued a first category income tax as it has accumulated tax losses of ThCh$ 204,413,894 and ThCh$ 88,608,304, respectively. Likewise, as of December 31, 2001 and 2002 some subsidiaries have accumulated tax losses of ThCh$ 161,394,294 and ThCh$ 138,182,058, respectively.

        Income tax provisions arise in subsidiaries with taxable income.

        As of December 31, 2002 the subsidiaries with positive taxed retained earnings balances and the related credits are detailed in the following table:

        -------------------------------------------------------------------------------------------------------------
                                                                                               Taxed
                                                                  Taxed         Taxed         Income
                                                               Income with   Income with      Without      Amount of
                             Subsidiaries                      15% Credit     16% Credit      Credit         Credit
                                                                  ThCh$         ThCh$          ThCh$         ThCh$
        -------------------------------------------------------------------------------------------------------------

           CTC Equipos y Servicios de Telecomunicaciones S.A.        -         2,265,438          -           362,470
           CTC Transmisiones Regionales S.A.                         -        18,717,996          -         2,994,879
           Globus 120 S.A.                                      2,031,364      1,208,705           402        551,867
           Telefonica Empresas CTC Chile S.A.                        -         8,592,484        16,422      1,374,797

        -------------------------------------------------------------------------------------------------------------

COMPANIA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES
-------------------------------------------------------------------------------
            NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued
     (Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2002 and thousands of US
                          Dollars, except as indicated)


7. Income taxes and deferred income taxes, continued:


       b) Deferred income taxes:


       As of December 31, 2001 and 2002, accumulated balances of temporary differences that give rise to deferred income tax liabilities and assets
       (net) amount to ThCh$ 9,436,846 and ThCh$ 10,802,207, respectively are detailed as follows:


      -------------------------------------------------------------------------------------------------------------------
      Description                                                                         2001
                                                                ---------------------------------------------------------
                                                                   Deferred tax assets       Deferred tax liabilities

                                                                 Short-term    Long-term    Short-term      Long-term
      -------------------------------------------------------------------------------------------------------------------
      Temporary differences
      Allowance for doubtful accounts                              16,188,434      -             -              -
      Vacation provision                                              818,246      -             -              -
      Tax losses                                                   36,836,369   23,521,982       -              -
      Difference in amount of capitalized staff severance               3,900    1,554,921       -              -
      Leased assets and liabilities                                    60,281      902,987       -              -
      Technical revaluation                                           -          4,881,018       -              -
      Depreciation of property, plant and equipment                   -            -             -           219,672,604
      Staff severance indemnities                                     -            -             -             7,537,748
      Deferred charge on sale of assets                               -            -             -               737,927
      Software development                                            -            -             -             6,919,600
      Deferred charges for capitalized disbursements                  -            -             -             1,524,758
      Difference in value of temporary investments                  1,699,692      -             -              -
      Others                                                        2,581,943    1,256,267        13,141       2,179,496

      -------------------------------------------------------------------------------------------------------------------
      Subtotal                                                     58,188,865   32,117,175        13,141     238,572,133
      -------------------------------------------------------------------------------------------------------------------
      Net complementary accounts                                  (1,594,227) (16,074,530)       -         (175,411,836)
      Subtotal                                                     56,594,638   16,042,645        13,141      63,160,297
      -------------------------------------------------------------------------------------------------------------------
      Tax reclassification                                           (13,140) (16,042,645)      (13,141)    (16,042,645)
      -------------------------------------------------------------------------------------------------------------------
      Total                                                        56,581,498      -             -            47,117,652
      -------------------------------------------------------------------------------------------------------------------


      ------------------------------------------------------------------------------------------------------------------
      Description                                                                        2002
                                                               ---------------------------------------------------------
                                                                   Deferred tax assets       Deferred tax liabilities
                                                               ---------------------------------------------------------
                                                                Short-term     Long-term    Short-term     Long-term
      ------------------------------------------------------------------------------------------------------------------
      Temporary differences
      Allowance for doubtful accounts                             18,523,109       -             -             -
      Vacation provision                                             780,222       -             -             -
      Tax losses                                                     333,509     37,934,435      -             -
      Difference in amount of capitalized staff severance            -            1,024,959      -             -
      Leased assets and liabilities                                   61,788        750,079      -              150,960
      Technical revaluation                                          -            3,628,454      -             -
      Depreciation of property, plant and equipment                  -             -             -          207,594,668
      Staff severance indemnities                                    -               10,737      -            6,162,642
      Deferred charge on sale of assets                              -             -             -              667,867
      Software development                                           -             -             -            5,828,114
      Deferred charges for capitalized disbursements                 -             -             -            3,605,825
      Difference in value of temporary investments                 3,207,509       -             -             -
      Others                                                       2,282,337      1,422,776      -            1,125,892

      ------------------------------------------------------------------------------------------------------------------
      Subtotal                                                    25,188,474     44,771,440      -          225,135,968
      ------------------------------------------------------------------------------------------------------------------
      Net complementary accounts                                     -         (13,528,465)      -        (157,902,312)
      Subtotal                                                    25,188,474     31,242,975      -           67,233,656
      ------------------------------------------------------------------------------------------------------------------
      Tax reclassification                                           -         (31,242,975)      -         (31,242,975)
      ------------------------------------------------------------------------------------------------------------------
      Total                                                       25,188,474       -             -           35,990,681
      ------------------------------------------------------------------------------------------------------------------


       As stated in Note 2 d, as of December 31 of 2001, the financial statements included the balance of deferred tax assets and liabilities in Sonda S. A. (former subsidiary of Telefonica Empresas CTC Chile) for ThCh$ 455,069 and ThCh$ 69,314 respectively, which had been consolidated in the statement of income until August 31, 2002.

COMPANIA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES
-------------------------------------------------------------------------------
            NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued
    (Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2002 and thousands of US
                         Dollars, except as indicated)

7. Income taxes and deferred income taxes, continued:

       c) Breakdown of income taxes:

       The current income tax expense shown in the following table is based on taxable income, net of credits for donations, training expenses and other credits.


       -------------------------------------------------------------------------------------------------------------------
          Description                                                                2000          2001          2002
                                                                                    ThCh$          ThCh$        ThCh$
       -------------------------------------------------------------------------------------------------------------------
       Current income tax                                                        (15,610,827)   (8,754,958)  (7,822,374)
       Current income tax (Article 21 single tax)                                   (293,036)     (230,347)    (307,125)
       Recovery of taxable losses from dividends received from subsidiaries        15,519,482     5,118,927    5,348,208
       -------------------------------------------------------------------------------------------------------------------
                                 Income tax subtotal                                (384,381)   (3,866,378)  (2,781,291)
       -------------------------------------------------------------------------------------------------------------------
       - Deferred income tax                                                     (12,471,929)  (25,113,892)  (8,722,257)
       - Benefit of tax loss                                                       24,239,016    18,667,440       -
       - Amortization of complementary accounts                                   (5,618,791)   (1,456,198)  (15,213,228)
       -------------------------------------------------------------------------------------------------------------------
                               Deferred taxes subtotal                              6,148,296   (7,902,650)  (23,935,485)
       -------------------------------------------------------------------------------------------------------------------

       -------------------------------------------------------------------------------------------------------------------
                           Total income tax (charge) debit                          5,763,915  (11,769,028)  (26,716,776)
       -------------------------------------------------------------------------------------------------------------------


COMPANIA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES
-------------------------------------------------------------------------------
            NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued
    (Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2002 and thousands of US
                         Dollars, except as indicated)


8.     Other Current Assets:

       The detail of other current assets is as follows:

       ---------------------------------------------------------------------------- ------------------ ------------------
                                                                                          2001               2002
                                                                                         ThCh$              ThCh$
       ---------------------------------------------------------------------------- ------------------ ------------------
       Fixed income securities purchased with resale agreement                       52,578,947                 -
       Fixed income securities sold with repurchase agreements                       29,945,797                 -
       Collective negotiation bonus to be amortized (a)                               1,643,026             1,154,375
       Adjustment to market value for cellular equipment to be marketed (c)           3,057,477             3,981,423
       Derivative contract premiums to be amortized                                   4,085,549             1,600,862
       Telephone directories for connection program                                   2,488,808             4,439,338
       Bond discount to be amortized                                                  1,253,042               697,793
       Bond issuance costs  to be amortized                                           1,790,109             1,762,067
       Disbursements for foreign financing proceeds to be amortized (b)               2,111,125               489,094
       Deferred charges for modification of staff severance indemnities discount
         rate (net)                                                                     117,119               506,747
       Derivative contracts                                                          20,626,301            12,626,720
         Others                                                                       3,201,544             1,398,208
       ---------------------------------------------------------------------------- ------------------ ------------------
                                         Total                                      122,898,844            28,656,627
       ---------------------------------------------------------------------------- ------------------ ------------------

(a) During June 2002, the Company signed a 2-year collective contract with a part of its employees (3 years for Telefonica Movil employees) granting them, among other benefits, a special negotiation bonus. This bonus was paid between June and July of 2002 (for Telefonica Movil employees, a second installment of ThCh$ 440,000 (historical) will be paid in May 2004). The total benefit which amounts to Ch$ 2,494,544 (historical), is being deferred using the straight-line method during the term of the respective collective contracts. The long-term portion is shown under "Other" long-term (note 13).

(b) This amount corresponds to the cost (net of amortization) of the reserve paid to the Banco Central de Chile and disbursements incurred for foreign loans obtained by the Company to finance its investment plan.

(c) Corresponds to adjustment to market value for cellular equipment held in inventory at year-end, which is charged to income in accordance with the contract type, contract or prepayment.

COMPANIA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES
-------------------------------------------------------------------------------
            NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued
    (Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2002 and thousands of US
                         Dollars, except as indicated)



9. Property, plant and equipment:

       The detail of property, plant and equipment is as follows:

       -------------------------------------------------------------------------------------------------------------------
                                                                   2001                               2002
                                                     ---------------------------------------------------------------------
                                                     Accumulated     Gross property,    Accumulated    Gross property,
                                                                          plant                             plant
                       Description                   Depreciation     and equipment     Depreciation    and equipment
                                                        ThCh$             ThCh$            ThCh$            ThCh$
       -------------------------------------------------------------------------------------------------------------------
       Land                                                   -             29,030,587          -             27,372,131

       Construction and Infrastructure Works           66,610,375          197,925,361     70,454,187        183,151,839

       Machinery and equipment                       1,589,845,303       3,235,794,533  1,751,100,648      3,294,876,741
       Central office telephone equipment             774,494,044        1,421,076,491    884,264,242      1,534,772,639
       External plant                                 549,194,894        1,346,281,565    606,043,932      1,362,156,206
       Subscribers' equipment                         254,200,836          398,294,086    227,139,867        362,878,756
       General equipment                               11,955,529           70,142,391     33,652,607         35,069,140

       Other Property, Plant and Equipment            127,341,224          446,283,271    136,984,124        393,378,237
       Office furniture and equipment                  91,773,232          102,515,365     68,228,232        127,723,898
       Projects, work in progress and their
         materials                                            -            223,209,260           -           135,303,278
       Contract advances                                      -                319,808           -               310,493
       Leased assets (1)                                9,577,719           15,247,224      4,416,023         11,241,599
       Property, plant and equipment temporarily
         out of service                                 6,330,659           14,291,533     11,135,132         23,549,726
       Software and others                             19,659,614           90,700,081     53,204,737         95,249,243

       Technical revaluation-Circular 550              10,358,363            9,130,322     10,326,522          9,130,267

                                              Total  1,794,155,265       3,918,164,074  1,968,865,481      3,907,909,215
       -------------------------------------------------------------------------------------------------------------------

(1) As of December 2002 this caption mainly consists of: ThCh$ 5,453,691 gross value for purchase of administrative offices with accumulated depreciation of ThCh$ 546,059 with contract terms of 15 years from 1996, ThCh$ 3,206,834 gross value for electronic and computer equipment with accumulated depreciation of ThCh$ 2,704,256 with 12-year contract terms from 1994. In addition there is ThCh$ 1,185,139 gross value of long distance transmission equipment with accumulated depreciation of ThCh$ 322,041 with 18-year contract terms from 1996.

       The balance of gross property, plant and equipment includes capitalized interest of ThCh$ 201,188,437 and ThCh$ 208,962,843 in 2001 and 2002,
       respectively. Accumulated depreciation of this interest amounts to ThCh$ 63,437,638 and ThCh$ 81,460,095 in 2001 and 2002, respectively.

       Depreciation for the year was charged to operating costs for ThCh$ 255,504,373 and ThCh$ 261,035,237 for 2001 and 2002, respectively.
       Property, plant and equipment temporarily out of service, made up mainly of the cable TV networks of La Serena and Concepcion not transferred in the sale of assets to Cordillera Comunicaciones, produced a depreciation charge of ThCh$ 1,147,500 in 2001 and ThCh$ 1,699,096 in 2002, which is classified in Other Non-operating Expenses.

       The detail by caption of the technical revaluation is as follows:

       ------------------------------------------------------------------------------------------------------------------
                                                  Property, plant                                          Property,
                                                   and equipment            Net           Accumulated      plant and
                                                                                                           equipment
                     Description                       2001               Balance        Depreciation         2002
                                                       ThCh$               ThCh$             ThCh$           ThCh$
       ------------------------------------------------------------------------------------------------------------------
       Land                                           (472,645)          (472,645)             -          (472,645)
       Construction and infrastructure works        (4,534,622)          (611,466)      (3,923,157)      (4,534,623)
       Machinery and equipment                       14,137,589            345,994       13,791,541      14,137,535
                                         Total        9,130,322          (738,117)        9,868,384       9,130,267
       ------------------------------------------------------------------------------------------------------------------


       Depreciation for higher value of technical revaluation for the year amounts to ThCh$ (35,786) in 2000, ThCh$ (34,958) in 2001 and ThCh$ (23,562) in 2002. Gross property, plant and equipment includes assets that have been totally depreciated in the amount of ThCh$ 350,058,056 in 2001 and ThCh$ 532,643,685 in 2002, which include ThCh$ 12,068,124 and
       ThCh$ 11,576,295, respectively, for technical revaluation.

COMPANIA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES
-------------------------------------------------------------------------------
            NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued
    (Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2002 and thousands of US
                         Dollars, except as indicated)


10.    Investments in Related Companies:

     The detail of investments in related companies is as follows:

----------------------------------------------------------------------------------------------------------------------------------
                                                                                                Percentage
                                                                Currency                           of                 Equity
                                                    Country    controlling   Number             participation     of the companies
                                                      of           the         of           --------------------------------------
   Taxp. No.            Company                     origin     investment    shares         2001        2002          2001
----------------------------------------------------------------------------------------------------------------------------------
                                                                                              %           %           ThCh$

    Foreign      Consorcio Telefonica
                  de Brasil Celular
                  Holding (1)                        Brazil       Dollar      48,950,000     2.61        2.61       168,919,272
  93.541.000-2   Impresora y Comercial
                  Publiguias S.A.                    Chile        Pesos          45,648      9.00        9.00        18,116,689
  96.922.950-1   Empresa de Tarjetas
                  Inteligentes S.A.                  Chile        Pesos         271,615     20.00       20.00           526,125
  96.895.220-K   Atento Chile S.A.                   Chile        Pesos       3,209,374     28.84       28.84         9,064,005
  96.725.400-2   Sonda S.A.(2)                       Chile        Pesos          35,000         -       35.00                 -
 In development  Bolsa de Oportunidades
                  de Negocios S.A.                   Chile        Pesos               -     19.00       19.00         2,063,500
 In development  Time Interating                     Chile        Pesos               -     10.25       10.25           734,361
  96.725.400-2   Solexe  S.A.                        Chile        Pesos              80     40.00           -           528,173
  96.571.690-4   Servibanca S.A.                     Chile        Pesos           1,200     43.33       43.33         4,261,142
  96.768.410-4   Payroll S.A.                        Chile        Pesos       1,989,591     33.33       33.33           522,952
  96.539.380-3   Ediciones Financieras S.A.          Chile        Pesos             580      7.18        6.66            58,231
  96.831.860-8   Inversiones Valparaiso S.A.         Chile        Pesos               -     33.33           -         5,724,758
  94.071.000-6   Orden S.A.                          Chile        Pesos               -     33.33           -         4,393,522
    Foreign      SBS Ltda.                         Guatemala     Dollar               -     49.00           -           156,992
    Foreign      AGROSYS                           Guatemala     Dollar               -     50.00           -             6,122
    Foreign      Sonda El Salvador                El Salvador    Dollar               -     49.00           -            29,000
    Foreign      Chiptech                          Guatemala     Dollar               -     50.00           -            15,284
  96.894.490-8   Puerto Norte S.A.                   Chile        Pesos               -     50.00           -           161,020
  96.900.580-8   Servicios de Outsourcing
                  Logistica S.A.                     Chile        Pesos               -     48.33           -           135,502
  96.929.090-1   Compania de Procesos y
                   Servicios CPS S.A.                Chile        Pesos               -     16.67           -                 6
  96.916.540-6   Bazuca Internet Partners S.A.       Chile        Pesos               -     39.80           -         1,711,128
  96.941.290-k   Sustentable cl S.A.                 Chile        Pesos               -     20.96           -            59,685
  96.967.100-k   Novis S.A.                          Chile        Pesos               -         -           -                 -
    Foreign      Bismark Telecomunicaciones         Mexico        Pesos               -     49.90           -            99,287
    Foreign      Westham Trade Co. Ltda.              USA        Dollar               -     20.00           -           461,985
    Foreign      Data Dec S.A.                    Costa Rica     Dollar               -     40.00           -           917,233

----------------------------------------------------------------------------------------------------------------------------------
                              Total
                ================================

----------------------------------------------------------------------------------------------------------------------------------
                                                                     Net Income                Net income
                                                                     (loss) of                  (loss) of        Investment
                                                                     the company                investment         value
                                                 ---------------------------------------------------------------------------------
   Taxp. No.            Company                      2002        2001          2002        2001        2002           2001
----------------------------------------------------------------------------------------------------------------------------------
                                                     ThCh$        ThCh$        ThCh$       ThCh$        ThCh$          ThCh$

    Foreign      Consorcio Telefonica
                  de Brasil Celular
                  Holding (1)                       196,384,751 (10,851,533)  2,978,314   (283,225)       77,734       4,408,793
  93.541.000-2   Impresora y Comercial
                  Publiguias S.A.                   25,013,978   6,939,111   6,897,278    624,520       620,755       1,630,502
  96.922.950-1   Empresa de Tarjetas
                  Inteligentes S.A.                    582,290    (164,135)   (540,600)   (32,827)     (108,120)        105,225
  96.895.220-K   Atento Chile S.A.                   9,102,320     432,164      38,377    124,636        11,068       2,614,059
  96.725.400-2   Sonda S.A.(2)                      91,055,240           -   4,673,789          -     1,635,826               -
 In development  Bolsa de Oportunidades
                  de Negocios S.A.                   2,063,500           -           -          -             -         392,065
 In development  Time Interating                       734,361           -           -          -             -          75,272
  96.725.400-2   Solexe  S.A.                                -      48,845           -     19,538             -         211,269
  96.571.690-4   Servibanca S.A.                             -     446,146     214,673    193,315        93,018       1,846,353
  96.768.410-4   Payroll S.A.                                -     164,605      81,278     54,863        27,090         174,300
  96.539.380-3   Ediciones Financieras S.A.                  -      19,916     (29,910)     1,430        (1,992)          4,181
  96.831.860-8   Inversiones Valparaiso S.A.                 -           -           -      3,841             -       1,908,062
  94.071.000-6   Orden S.A.                                  -     260,798           -     86,924             -       1,464,361
    Foreign      SBS Ltda.                                   -           -           -          -             -          76,926
    Foreign      AGROSYS                                     -           -           -          -             -           3,061
    Foreign      Sonda El Salvador                           -           -           -          -             -          14,210
    Foreign      Chiptech                                    -           -           -          -             -           7,642
  96.894.490-8   Puerto Norte S.A.                           -     (22,266)          -    (11,133)            -          80,510
  96.900.580-8   Servicios de Outsourcing
                  Logistica S.A.                             -     (68,887)          -    (33,293)            -          65,488
  96.929.090-1   Compania de Procesos y
                   Servicios CPS S.A.                        -    (168,914)          -    (28,158)            -               1
  96.916.540-6   Bazuca Internet Partners S.A.               -    (240,673)          -    (95,788)            -         681,029
  96.941.290-k   Sustentable cl S.A.                         -           -           -          -             -          12,510
  96.967.100-k   Novis S.A.                                  -           -           -          -             -          28,945
    Foreign      Bismark Telecomunicaciones                  -           -           -          -             -          49,544
    Foreign      Westham Trade Co. Ltda.                     -    (219,190)          -    (43,838)            -          92,397
    Foreign      Data Dec S.A.                               -      77,559           -     31,024             -         366,893

----------------------------------------------------------------------------------------------------------------------------------
                              Total                                                                                  16,313,598
                ================================                                         =========================================

-------------------------------------------------------------------------------------------------------------
                                                                   Unearned                    Investment
                                                                   results                     book value
                                                ---------------------------------------------------------
   Taxp. No.            Company                      2002       2001      2002         2001             2002
------------------------------------------------------------------------------------------------------------
                                                      ThCh$     ThCh$     ThCh$        ThCh$           ThCh$

    Foreign      Consorcio Telefonica
                  de Brasil Celular
                  Holding (1)                         5,125,642    -       -          4,408,793     5,125,642
  93.541.000-2   Impresora y Comercial
                  Publiguias S.A.                    2,251,258     -       -          1,630,502     2,251,258
  96.922.950-1   Empresa de Tarjetas
                  Inteligentes S.A.                    116,458     -       -            105,225       116,458
  96.895.220-K   Atento Chile S.A.                   2,625,109     -       -          2,614,059     2,625,109
  96.725.400-2   Sonda S.A.(2)                      31,869,334     -       -                  -    31,869,334
 In development  Bolsa de Oportunidades
                  de Negocios S.A.                     392,065     -       -            392,065       392,065
 In development  Time Interating                        75,272     -       -             75,272        75,272
  96.725.400-2   Solexe  S.A.                                -     -       -            211,269             -
  96.571.690-4   Servibanca S.A.                             -     -       -          1,846,353             -
  96.768.410-4   Payroll S.A.                                -     -       -            174,300             -
  96.539.380-3   Ediciones Financieras S.A.                  -     -       -              4,181             -
  96.831.860-8   Inversiones Valparaiso S.A.                 -     -       -          1,908,062             -
  94.071.000-6   Orden S.A.                                  -     -       -          1,464,361             -
    Foreign      SBS Ltda.                                   -     -       -             76,926             -
    Foreign      AGROSYS                                     -     -       -              3,061             -
    Foreign      Sonda El Salvador                           -     -       -             14,210             -
    Foreign      Chiptech                                    -     -       -              7,642             -
  96.894.490-8   Puerto Norte S.A.                           -     -       -             80,510             -
  96.900.580-8   Servicios de Outsourcing
                  Logistica S.A.                             -     -       -             65,488             -
  96.929.090-1   Compania de Procesos y
                   Servicios CPS S.A.                        -     -       -                  1             -
  96.916.540-6   Bazuca Internet Partners S.A.               -     -       -            681,029             -
  96.941.290-k   Sustentable cl S.A.                         -     -       -             12,510             -
  96.967.100-k   Novis S.A.                                  -     -       -             28,945             -
    Foreign      Bismark Telecomunicaciones                  -     -       -             49,544             -
    Foreign      Westham Trade Co. Ltda.                     -     -       -             92,397             -
    Foreign      Data Dec S.A.                               -     -       -            366,893             -

-------------------------------------------------------------------------------------------------------------
                              Total                 42,455,138                       16,313,598    42,455,138
                =============================================================================================


         (1) Recognition of income for this company is on a one - month lag.

         (2) Income for this company was recorded for September, 2002 through December, 2002.

       As of the date of these consolidated financial statements, there are no liabilities for hedge instruments assigned to foreign investments. The Company has the intention of reinvesting net income from foreign investments on a permanent basis, therefore there is no net income that is potentially remittable.

COMPANIA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES
-------------------------------------------------------------------------------
            NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued
    (Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2002 and thousands of US
                         Dollars, except as indicated)


11. Goodwill and negative goodwill:

     (a) Goodwill: The detail of goodwill is as follows:

 ---------------------------------------------------------------------------------------------------------------------
                                                         2000
                                                        Amount             2001                     2002
   Taxpayer                Company             Year    amortized    Amount                    Amount
     No.                                                in the     amortized   Balance of    amortized    Balance of
                                                         year     in the year   Goodwill    in the year    Goodwill
                                                        ThCh$        ThCh$       ThCh$         ThCh$        ThCh$
 ---------------------------------------------------------------------------------------------------------------------
Foreign        Consorcio telefonica do Brasil  2001       -          455,049     3,014,133       173,938    2,840,195
 84.119.600-7  Instacom S.A.                   1994      503,777   1,931,147       -             -            -
 90.430.000-4  CTC Globus S.A.                 1998    1,073,136   1,073,136    18,032,764     1,073,136   16,959,632
 78.703.410-1  Tecnonautica S.A.               1999       42,233      65,805     1,202,048        65,805    1,136,243
 96.786.140-5  Telefonica Movil                1997    9,765,112   9,765,112   155,893,996     9,765,112  146,128,880
 83.628.100-4  Sonda S.A. (a)                  1999    1,426,762   1,927,431    24,051,302    12,490,365   11,560,937
 Foreign       Sonda Uruguay                   1999       84,000     106,445     1,225,110        94,366      -
 Foreign       Setco S.A. (Uruguay)            1999       63,781      63,781       545,635        92,633      -
 Foreign       Sonda del Ecuador               1997       36,676      28,238       177,131        25,908      -
 96.571.690-4  Servibanca                      2000       33,883      36,964       298,790        24,140      -
 Foreign       Sonda Do Brasil Ltda.           1998       -           -            -             187,909      -
 96.834.320-3  Infoera                         1999       43,927      41,431       743,247        41,429      701,818
 96.768.410-4  Payroll                         1999        1,667       1,667        13,334         1,225      -
 96.894.490-8  Puerto Norte                    2000          874       1,311        10,928           856      -
 Foreign       Integral Peru                   1996       37,306      10,086       -             -            -
 Foreign       Integral Chile S.A.             1996      119,240      34,867       -             -            -
 Foreign       Bac Peru                        2001       -           31,439       -             -            -
 96.895.220-K  Atento Chile S.A.               2001       -          243,104       351,740       351,740      -
 Foreign       Sonda Bancos                    2001       -            2,486        96,989         6,496      -
 Foreign       Sonda Peru                      2001       -           -            -               3,313      -
 Foreign       Bismark (Mexico)                2001       -            1,139        44,075         3,199      -
 Foreign       Tecnoglobal S.A.                2001       -           -            -              35,747      -
 96.811.570-7  Telepeajes S.A.                 2001       -            7,927        91,715        14,867       76,848
 Foreign       Bac Financiero                  2001       -           38,974       510,136        60,275      -
 96.833.930-3  Telef. Comun. Empresariales     2001       -           22,294       146,518       146,518      -
 96.590.960-5  Tecnopolis                      2001       -              688        19,945         1,348      -
 Foreign       Track S.A.                      2002       -           -            -               1,568      -
 95.191.000-7  Logica S.A.                     2001       -           48,449       847,721       -            -
 94.071.000-6  Orden S.A.                      2001       -           37,504       671,951       -            -
 78.072.130-8  New Horizontes S.A.             2001       -            5,511       102,854       -            -
 96.900.580-8  Servicio de Outsourcing         2001       -            2,512       250,181       -            -
 96.941.290-K  Sustentable.cl S.A.             2001       -              839        39,474       -            -
 96.929.090-1  Cia. de Procesos y Servicios    2001       -            5,826       -             -            -
               S.A.
 96.725.400-2  Soluciones expertas S.A.        2001       -            1,469        25,455       -            -
 Foreign       Condec Brasil                   1998      135,666     218,459     1,662,105       -            -
 96.771.760-6  Finsoft                         2000       11,943      -            -             -            -
 96.720.710-1  Invercom S.A.                   1994   16,859,409      -            -             -            -
 96.720.710-1  Invercom S.A.                   1998   23,830,307      -            -             -            -
 96.645.980-8  Multicable Television S.A.       -      2,474,899      -            -             -            -
 ---------------------------------------------------------------------------------------------------------------------
                           Total                      56,544,598  16,211,090   210,069,277    24,661,893  179,404,553
 ---------------------------------------------------------------------------------------------------------------------

The goodwill amortization period has been determined considering aspects such as; nature and characteristics of the business and estimated period of return of the investment.

(a) For 2002 goodwill amortization includes ThCh$ 8,884,110, as extraordinary write-off due to the sale of 25% of the shares which the subsidiary Telefonica Empresas S.A. held in Sonda S.A.

COMPANIA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES
-------------------------------------------------------------------------------
            NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued
    (Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2002 and thousands of US
                         Dollars, except as indicated)




11. Goodwill and negative goodwill, continued:

       (b)    Negative goodwill:

       The detail of negative goodwill is as follows:

       -------------------------------------------------------------------------------------------------------------------
                                                         2000                    2001                    2002
                                                    Amount                  Amount                  Amount
                                                   amortized  Balance of   amortized  Balance of   amortized  Balance of
       Taxpayer No.    Company        Year          in the     Negative     in the     Negative     in the     Negative
                                                     year      Goodwill      year      Goodwill      year      Goodwill
                                                     ThCh$       ThCh$       ThCh$       ThCh$       ThCh$       ThCh$
       -------------------------------------------------------------------------------------------------------------------
       88.269.200-0   Intercom S.A.       1994       204,552        -           -           -           -           -
       Foreign        Condec Ltda.        1999          -           -        6,185          -           -           -
       Foreign        Sonda Do Brasil     1999         2,653     22,571         -           -           -           -
       -------------------------------------------------------------------------------------------------------------------
                                    Total            207,205     22,571      6,185
       -------------------------------------------------------------------------------------------------------------------


12.      Intangibles:

       -------------------------------------------------------------------------- ------------- ------------- ------------
                                                                                     2000          2001          2002
                                                                                     ThCh$         ThCh$        ThCh$
       -------------------------------------------------------------------------- ------------- ------------- ------------
       Underwater cable rights (gross)                                              11,878,534    16,981,672   20,722,149
         Accumulated amortization previous year                                      (636,095)   (1,063,390)  (1,592,181)
         Amortization for the year                                                   (427,295)     (528,704)    (753,229)
       Licenses (Software) (gross)                                                     -             -          2,083,683
         Amortization for the year                                                     -             -          (259,517)
       Licenses for use of wireless (gross)                                            -             -          9,498,563
         Amortization for the year                                                     -             -           (26,385)
                                                          Total Net Intangibles     10,815,144    15,389,578   29,673,083
       -------------------------------------------------------------------------- ------------- ------------- ------------

13.    Others (from Other Assets):

       The detail of Others is as follows:

       -------------------------------------------------------------------------- -------------------- -------------------
                                                                                         2001                2002
                                                                                        ThCh$                ThCh$
       -------------------------------------------------------------------------- -------------------- -------------------
       Disbursements for obtaining external financing to be amortized (see
       note 8b)                                                                         1,270,594           1,914,264
       Disbursements for placement of bonds to be amortized                             6,103,671           4,177,432
       Leased vehicles                                                                  1,003,964             329,278
       Higher discount rate for bonds to be amortized                                   7,355,920           4,623,831
       Deferred charge for modification of staff severance indemnities
       discount rate ( net)                                                             1,095,190             -
       Commercial projects in development (Lottery, Investment Fund)                    1,946,940             -
       Collective negotiation bonus ( see note 8a)                                        -                 1,044,419
       Deferred exchange insurance premiums to be amortized                               924,581             435,248
       Pole rent in advance                                                             2,560,642           1,338,648
       Security deposits                                                                  316,136             329,078
       Telephone directories for connection programs                                      -                 1,880,443
       Others                                                                           3,435,983             496,278
       -------------------------------------------------------------------------- -------------------- -------------------
                                        Total                                          26,013,621          16,568,919
       -------------------------------------------------------------------------- -------------------- -------------------

COMPANIA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES
-------------------------------------------------------------------------------
            NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued
    (Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2002 and thousands of US
                         Dollars, except as indicated)



14.    Current and Short-term Liabilities

     The breakdown of short-term obligations with banks and financial institutions is as follows:


                        Bank or financial institution                     U.S.$                            U.F.
                        -----------------------------        --------------------------------- -----------------------------
        Taxp. No.       Short-term                               2001              2002            2001           2002
       ------------     ------------------------------------ --------------   ---------------- -------------- --------------
                                                                 ThCh$             ThCh$           ThCh$          ThCh$
       97.008.000-7     CITIBANK                                         -                  -      8,510,324              -
       97.030.000-7     ESTADO                                           -                  -     10,791,371      9,191,446
       59.004.250-1     SUDAMERIS                                  172,655                  -              -              -
       97.004.000-5     BANCO DE CHILE                             775,959                  -              -              -
       Foreign          REPUBLICA DE GUATEMALA                       8,767                  -              -              -
       97.032.000-8     BANCO BBVA BHIF                                  -                  -              -              -
       97.036.000-K     BANCO SANTIAGO                                   -                  -              -              -
       97.006.000-6     BANCO DE CREDITO E INVERSIONES                   -                  -              -              -
                                                             --------------   ---------------- -------------- --------------

                                         Total                     957,381                  -     19,301,695      9,191,446
                                                             --------------   ---------------- -------------- --------------

                        Principal                                  954,678                  -     19,221,244      9,178,122
                                                             ==============   ================ ============== ==============

                        Annual average interest rate             4.58%                             3.53%    -     0.78%

                        ----------------------------------------------------------------------------------------------------

                        Short-term portion of long-term

                        ----------------------------------------------------------------------------------------------------

       79.561.240-8     CHASE MANHATTAN                            473,401            375,186              -              -
       Foreign          ABN AMRO BANK                              250,805          1,545,331              -              -
       Foreign          BBVA-(BANCO EXTERIOR)                    8,736,493         18,147,934      6,169,556              -
       97.006.000-6     BANCO DE CREDITO E INVERSIONES                   -                  -      6,533,683              -
       97.008.000-7     CITIBANK                                 8,965,832        116,381,125              -              -
       97.015.000-5     SANTANDER                                        -                  -      8,211,894      9,841,229
       97.036.000-K     SANTIAGO                                         -                  -      9,764,132              -
       Foreign          CREDIT LYONNAIS                          2,468,166                  -              -              -
       Foreign          MORGAN GUARANTY                         61,383,585                  -              -              -

                                                             --------------   ---------------- -------------- --------------
                                         Total                  82,278,282        136,449,576     30,679,265      9,841,229

                                                             --------------   ---------------- -------------- --------------
                        Principal                               78,839,957        133,474,948     30,058,565      9,711,590

                                                             ==============   ================ ============== ==============

                        Annual average interest rate             3.86%             2.39%           4.33%          0.90%
----------------------------------------------------------------------------------------------------------------------------

                        Percentage of obligations in foreign currency:  62.30 %    for 2001 and           87.76 % for  2002

                        Percentage of obligations in local currency:    37.70 %    for 2001 and           12.24 % for  2002




                        Bank or financial institution                   $                          TOTAL
                        -----------------------------        ------------------------- -------------------------------
        Taxp. No.       Short-term                              2001         2002           2001            2002
       ------------     ------------------------------------ ------------ ------------ --------------- ---------------
                                                                ThCh$        ThCh$         ThCh$           ThCh$
       97.008.000-7     CITIBANK                                   1,291            -       8,511,615               -
       97.030.000-7     ESTADO                                       174            -      10,791,545       9,191,446
       59.004.250-1     SUDAMERIS                                      -            -         172,655               -
       97.004.000-5     BANCO DE CHILE                            74,997            -         850,956               -
       Foreign          REPUBLICA DE GUATEMALA                         -            -           8,767               -
       97.032.000-8     BANCO BBVA BHIF                            9,269            -           9,269               -
       97.036.000-K     BANCO SANTIAGO                            11,298            -          11,298               -
       97.006.000-6     BANCO DE CREDITO E INVERSIONES           296,008            -         296,008               -
                                                             ------------ ------------ --------------- ---------------

                                         Total                   393,037            -      20,652,113       9,191,446
                                                             ------------ ------------ --------------- ---------------

                        Principal                                393,037            -      20,568,959       9,178,122
                                                             ============ ============ =============== ===============

                        Annual average interest rate                              -        3.51%           0.78%

                        ----------------------------------------------------------------------------------------------

                        Short-term portion of long-term

                        ----------------------------------------------------------------------------------------------

       79.561.240-8     CHASE MANHATTAN                                -            -         473,401         375,186
       Foreign          ABN AMRO BANK                                  -            -         250,805       1,545,331
       Foreign          BBVA-(BANCO EXTERIOR)                          -            -      14,906,049      18,147,934
       97.006.000-6     BANCO DE CREDITO E INVERSIONES                 -            -       6,533,683               -
       97.008.000-7     CITIBANK                                       -            -       8,965,832     116,381,125
       97.015.000-5     SANTANDER                                      -            -       8,211,894       9,841,229
       97.036.000-K     SANTIAGO                                       -            -       9,764,132               -
       Foreign          CREDIT LYONNAIS                                -            -       2,468,166               -
       Foreign          MORGAN GUARANTY                                -            -      61,383,585               -

                                                             ------------ ------------ --------------- ---------------
                                         Total                         -            -     112,957,547     146,290,805

                                                             ------------ ------------ --------------- ---------------
                        Principal                                      -            -     108,898,522     143,186,538

                                                             ============ ============ =============== ===============

                        Annual average interest rate                   -            -      3.99%           2.29%
----------------------------------------------------------------------------------------------------------------------


COMPANIA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES
-------------------------------------------------------------------------------
            NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued
    (Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2002 and thousands of US
                         Dollars, except as indicated)



15. Current and Long-term liabilities, continued


     Long-term obligations with banks and financial institutions:



                                                    Currency       Long-term
                                                       or           portion            Years to maturity for long-term portion
                                                   Indexation        as of         -----------------------------------------------
                 Bank or Financial                    Index       12/31/2001           1 to 2              2 to 3         3 to 5
 Taxp. No.       Institution
-------------    -------------------------------   ------------------------------  -----------------------------------------------
                                                                    ThCh$               ThCh$           ThCh$             ThCh$
                 LOANS IN DOLLARS
79.561.240-8     CHASE MANHATTAN                       US$             80,932,043      57,488,800       28,744,400             -
Foreign          ABN AMRO BANK                         US$            134,886,740               -                -    107,791,500
Foreign          BANCO BILBAO VIZCAYA Y OTHER          US$                      -                      143,721,999             -
97.008.000-7     CITIBANK                              US$            177,100,619       7,718,198        7,718,198      3,859,100
Foreign          CREDIT LYONNAIS                       US$              3,700,169               -                -             -
Foreign          J. P.  MORGAN                         US$             60,699,033               -                -             -
Foreign          BANCO EXTERIOR DE ESPANA              US$              8,430,420

                                 SUBTOTAL                            465,749,024      65,206,998      180,184,597     111,650,600

                 LOANS IN UNIDADES DE FOMENTO
97.015.000-5     SANTANDER                             UF              69,292,903      59,525,347                -             -
97.032.000-8     BANCO BBVA BHIF                       UF              14,023,535               -                -             -

                                 SUBTOTAL                              83,316,438      59,525,347                -       -

                 LOANS IN OTHER CURRENCIES
Foreign          MERCOM BANK                       $ readjustable          46,536               -                -             -

                                                                 ----------------- -----------------------------------------------
                                 TOTAL                                 549,111,998     124,732,345      180,184,597   111,650,600

                                                                 ================= ===============================================


----------------------------------------------------------------------------------------------------------------------------------

 Percentage of obligations in foreign currency:         84.83%       in 2001 and    85.71% in 2002
 Percentage of obligations in national currency:        15.17%       in 2001 and    14.29% in 2002





                                                      Long-term
                                                      portion
                                                      as of
                 Bank or Financial                     12/31/2002
 Taxp. No.       Institution
-------------    -------------------------------   ----------------------------------------
                                                            ThCh$
                 LOANS IN DOLLARS
79.561.240-8     CHASE MANHATTAN                         86,233,200     Libor + 0,75%
Foreign          ABN AMRO BANK                          107,791,500     Libor + 1,000%
Foreign          BANCO BILBAO VIZCAYA Y OTHER           143,721,999     Libor + 1,125%
97.008.000-7     CITIBANK                                19,295,496     Libor + 0,725%
Foreign          CREDIT LYONNAIS                                -
Foreign          J. P.  MORGAN                                  -
Foreign          BANCO EXTERIOR DE ESPANA

                                 SUBTOTAL               357,042,195          2.57%

                 LOANS IN UNIDADES DE FOMENTO
97.015.000-5     SANTANDER                               59,525,347      Tab 90 +  0,75%
97.032.000-8     BANCO BBVA BHIF                                -

                                 SUBTOTAL                59,525,347      TAB + 0.9%

                 LOANS IN OTHER CURRENCIES
Foreign          MERCOM BANK                                     -

                                                   ----------------------------------------
                                 TOTAL                416,567,542                 2.33%

                                                   ========================================

-------------------------------------------------------------------------------------------

COMPANIA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES
-------------------------------------------------------------------------------
            NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

    (Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2002 and thousands of US
                         Dollars, except as indicated)

16. Bonds:


The detail of obligations with the public for bond issues, classified in the short and long-term is as follows:


-----------------------------------------------------------------------------------------
                                                                      Nominal
     Registration number                   Amount           Basis     annual
    or identification of                     of              for      interest    Final
       the instrument         Series       issue        readjustment   rate     maturity
-----------------------------------------------------------------------------------------
                                                                          %
Short-term portion of
 long-term bonds
        143.27.06.91            E             156,250         U.F.      6.000    Apr.2003
        143.27.06.91            F              71,429         U.F.      6.000    Apr.2016
        177.12.08.94            H (a)        -                U.F.      5.800    Aug.2006
        177.12.08.94            I             125,000         U.F.      5.500    Aug.2015
        203.23.04.98            J (b)        -                U.F.      6.750    Feb.2010
        203.23.04.98            K            -                U.F.      6.750    Feb.2020


Issued in New York         Yankee Bonds      -                 US$      7.625    Jul.2006
Issued in New York         Yankee Bonds      -                 US$      8.375    Jan.2006
Issued in Luxemburg        Eurobonos (c)      -               EURO      5.375    Aug.2004




Long-term bonds

        143.27.06.91            E            -                U.F.      6.000    Apr.2003
        143.27.06.91            F             892,857         U.F.      6.000    Apr.2016
        177.12.08.94            H (a)        -                U.F.      5.800    Aug.2006
        177.12.08.94            I           1,437,500         U.F.      5.500    Aug.2015
        203.23.04.98            J (b)        -                U.F.      6.750    Feb.2010
        203.23.04.98            K           4,000,000         U.F.      6.750    Feb.2020


Issued in New York         Yankee Bonds   200,000,000          US$      7.625    Jul.2006
Issued in New York         Yankee Bonds   200,000,000          US$      8.375    Jan.2006
Issued in Luxemburg       Eurobonos (c)   157,800,000         EURO      5.375    Aug.2004







------------------------------------------------------------------------------------------------
                                  Frequency                  Par value
     Registration number  --------------------------------------------------------  Country
    or identification of    Interest       Amorti-                                of placing
       the instrument        payment       zations     2001              2002         bonds
------------------------------------------------------------------------------------------------
                                                      ThCh$              ThCh$
Short-term portion of
 long-term bonds
        143.27.06.91         Biannual       Biannual     5,330,441         2,648,222   Chile
        143.27.06.91         Biannual       Biannual     1,408,354         1,393,207   Chile
        177.12.08.94         Biannual       Biannual     8,641,818                -    Chile
        177.12.08.94         Biannual       Biannual     2,283,629         2,268,699   Chile
        203.23.04.98         Biannual       Biannual     6,084,352                -    Chile
        203.23.04.98         Biannual       Biannual     1,661,474         1,660,837   Chile


Issued in New York           Biannual       Maturity     4,799,720         6,030,394  Foreign
Issued in New York           Biannual       Maturity     5,773,902         5,079,754  Foreign
Issued in Luxemburg          Biannual       Maturity     2,667,462         2,623,126  Foreign

                                                    ---------------------------------
                                             Total      38,651,152        21,704,239
                                          ===========================================
Long-term bonds

        143.27.06.91         Biannual       Biannual     2,617,272                 -   Chile
        143.27.06.91         Biannual       Biannual    16,152,307        14,950,107   Chile
        177.12.08.94         Biannual       Biannual    29,313,445                 -   Chile
        177.12.08.94         Biannual       Biannual    26,172,718        24,069,673   Chile
        203.23.04.98         Biannual       Biannual    37,688,715                 -   Chile
        203.23.04.98         Biannual       Biannual    67,002,158        66,976,480   Chile


Issued in New York           Biannual         Final    134,886,740       143,722,000  Foreign
Issued in New York           Biannual         Final    134,886,740       143,722,000  Foreign
Issued in Luxemburg          Biannual         Final    119,105,286       118,752,390  Foreign

                                                    ---------------------------------
                                             Total     567,825,381       512,192,650
                                          ===========================================


(a) During December 2002, Telefonica CTC Chile prepaid this bond placement, paying down the outstanding capital balance (UF) plus interest accrued to date. Resulted in recognizing in income the placement expenses for these bonds as well as the higher discount rate for their placement, the amounts involved in each case are ThCh$75,738 and ThCh$376,314, which are included under "Financial Expenses".

(b) During August 2002, Telefonica CTC Chile prepaid this bond placement, paying down the outstanding capital balance (UF) plus interest accrued to date. This transaction implied recognizing in income the placement expenses for these bonds as well as the higher discount rate for their placement, the amounts involved in each case are ThCh$423,724 and ThCh$1,789,383, which are included under "Financial Expenses".

(c) Between June and December of 2002, Telefonica CTC Chile carried out a partial repurchase of 37.6 million euros of this placement. This transaction was carried out at a price of 96.8% of par value, which resulted in a payment of 36.4 million euros, plus interest accrued as of that date on the nominal amount of the repurchase. Partial redemption of this bond had a net effect on income of ThCh$557,260, due to the lower price paid and the proportional anticipated amortization of expenses related to the placement which has been classified under Financial Income.

COMPANIA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES
-------------------------------------------------------------------------------
            NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued
    (Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2002 and thousands of US
                         Dollars, except as indicated)

17. Accruals:

         The detail of accruals shown in liabilities is as follows:

       ----------------------------------------     -----------   --------------
                                                        2001            2002
                                                       ThCh$         ThCh$
       ----------------------------------------     ----------    --------------
       Current                                       15,069,037     9,952,190
       Staff severance indemnities                      523,192        90,218
       Vacation                                       6,990,961     5,440,631
       Other employee benefits                       10,666,069     6,737,658
       Employee benefit advances                    (3,111,185)   (2,316,317)
       ----------------------------------------     -----------   -----------
       Long-term                                     20,485,428    17,257,252
       Staff severance indemnities                   20,485,428    17,257,252
       ----------------------------------------     -----------   -----------
                                    Total            35,554,465    27,209,442
       ----------------------------------------     -----------   -----------

       There were no write offs in 2000, 2001 and 2002.

18. Staff severance indemnities:

         The detail of the charge to income for staff severance indemnities is as follows:


       ---------------------------------------------------------------- ------------------ -------------- ----------------
                                                                              2000             2001            2002
                                                                             ThCh$            ThCh$           ThCh$
       ---------------------------------------------------------------- ------------------ -------------- ----------------
       Operating costs and administration and selling expenses                7,943,140      3,803,010        4,049,348
       Other non-operating expenses                                           3,147,634     16,605,183       11,463,596
       ---------------------------------------------------------------- ------------------ -------------- ----------------
                                        Total charge to income               11,090,774     20,408,193       15,512,944
       ---------------------------------------------------------------- ------------------ -------------- ----------------
       Payments for the year                                               (10,481,492)    (30,804,995)    (19,174,094)
       ---------------------------------------------------------------- ------------------ -------------- ----------------

19. Minority interest:

       Minority interest includes recognition of the portion of equity and income of subsidiaries pertaining to third parties. The detail is as follows:


      -----------------------------------------------------------------------------------------------------------------------------
                                              Percentage Percentage  Percentage    Participation             Participation
                                               Minority   Minority    Minority       in equity           in net income (loss)
                                               Interest   Interest    Interest      December 31,          for the year ended
      Subsidiaries                                                                                            December 31,
      ----------------------------------------   2000      2001        2002       2001        2002      2000        2001      2002
                                                   %         %           %        ThCh$       ThCh$    ThCh$       ThCh$     ThCh$
      -----------------------------------------------------------------------------------------------------------------------------
      Soc. Nacional de Procesamiento de Datos    40.01     40.01          -     35,695,600     -      2,965,584  4,717,129  607,665
      S.A. (i)
      Administradora de Telepeajes de Chile      36.01     19.01        19.01      (62,073)    27,826   (23,514)   (11,148) (12,619)
      S.A.
      CTC - Transmisiones Regionales S.A.         0.84      0.84         0.84      863,354    925,774   246,571    261,808  155,355
      Fundacion Telefonica                       50.00     50.00        50.00      171,240    183,447    82,013    (29,224)  12,208
      Comunicaciones Mundiales                    0.20      0.34         0.34        5,282      5,224      (346)      (202)      88

                                                 ----------------------------------------------------------------------------------
                                                  TOTAL                         36,673,275  1,142,263 3,270,308  4,938,518  762,697
                                                 ==================================================================================

(i) In 2002, this is the participation in income up to August 31, 2002 (see note 2d)

COMPANIA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES
-------------------------------------------------------------------------------
            NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued
    (Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2002 and thousands of US
                         Dollars, except as indicated)


20. Shareholders' Equity:

               During each period, changes in shareholders' equity accounts are as follows:


----------------------------------------------------------------------------------------------------------------------------


                                                           Paid-in           Share            Other          Retained
                                                           capital          premium          reserves        earnings
                                                        -------------     -----------     -------------    -------------
                   2000                                     ThCh$            ThCh$            ThCh$            ThCh$
 -------------------------------------------------

Balance as of January 1, 2000                            662,386,359      102,993,491          571,941      565,531,247
Transfer of 1999 loss to retained earnings                         -                -                -      (50,462,252)
Transfer to retained earnings                                      -                -                -       (1,933,457)
Absorption subsidiary start-up accumulated deficit                 -                -                -          (58,754)
Currency translation adjustment                                    -                -          298,866                -
Subsidiary start-up accumulated                                    -                -                -                -
Price-level restatement                                   31,132,159        4,840,693           26,881       24,114,609
Net loss for the year                                              -                -                -                -

                                                      --------------   --------------   --------------   --------------
Balance as of December 31, 2000                          693,518,518      107,834,184          897,688      537,191,393
                                                      --------------   --------------   --------------   --------------
Balances as of December 31, 2000 restated                736,468,120      114,512,356          953,281      570,459,656
                                                      --------------   --------------   --------------   --------------

                   2001
 -------------------------------------------------

Balance as of January 1, 2001                            693,518,518      107,834,184          897,688      537,191,393
Transfer of 2000 loss to retained earnings                         -                -                -     (114,023,953)
Absorption subsidiary start-up accumulated deficit                 -                -                -         (464,381)
Currency translation adjustment                                    -                -          611,149                -
Subsidiary start-up accumulated                                    -                -                -                -
Price-level restatement                                   21,499,074        3,342,860           27,829       13,103,795
Net income for the year                                            -                -                -                -

                                                      --------------   --------------   --------------   --------------
Balance as of December 31, 2001                          715,017,592      111,177,044        1,536,666      435,806,854
                                                      --------------   --------------   --------------   --------------
Balances as of December 31, 2001 restated                736,468,120      114,512,356        1,582,766      448,881,060
                                                      --------------   --------------   --------------   --------------

                   2002
 -------------------------------------------------

Balance as of January 1, 2002                            715,017,592      111,177,044        1,536,666      435,806,854
Transfer of 2001 net income to retained earnings                   -                -                -        4,111,658
Final 2001 dividend                                                -                -                -       (1,233,497)
Absorption subsidiary start-up accumulated deficit                 -                -                -         (371,667)
Currency translation adjustment                                    -                -          362,843                -
Price-level restatement                                   21,450,528        3,335,312           25,227       13,151,868
Net loss for the year                                              -                -                -                -

                                                      --------------   --------------   --------------   --------------
Balance as of December 31, 2002                          736,468,120      114,512,356        1,924,736      451,465,216
                                                      --------------   --------------   --------------   --------------




-------------------------------------------------------------------------------------------------------------------------------
                                                                             Subsidiary       Net income
                                                                             development        (loss)
                                                          Provisional           stage             for             Total
                                                           dividends           deficit          the year    shareholders' equity
                                                          ------------       -------------    ------------  -------------------
                   2000                                       ThCh$             ThCh$            ThCh$             ThCh$
 -------------------------------------------------

Balance as of January 1, 2000                               (1,933,457)          (58,754)      (50,462,252)    1,279,028,575
Transfer of 1999 loss to retained earnings                           -                 -        50,462,252                 -
Transfer to retained earnings                                1,933,457                 -                 -                 -
Absorption subsidiary start-up accumulated deficit                   -            58,754                 -                 -
Currency translation adjustment                                      -                 -                 -           298,866
Subsidiary start-up accumulated                                      -          (464,381)                -          (464,381)
Price-level restatement                                              -                 -                 -        60,114,342
Net loss for the year                                                -                 -      (114,023,953)     (114,023,953)

                                                        --------------    --------------    --------------    --------------
Balance as of December 31, 2000                                      -          (464,381)     (114,023,953)    1,224,953,449
                                                        --------------    --------------    --------------    --------------
Balances as of December 31, 2000 restated                            -          (493,140)     (121,085,457)    1,300,814,816
                                                        --------------    --------------    --------------    --------------

                   2001
 -------------------------------------------------

Balance as of January 1, 2001                                        -          (464,381)     (114,023,953)    1,224,953,449
Transfer of 2000 loss to retained earnings                           -                 -       114,023,953                 -
Absorption subsidiary start-up accumulated deficit                   -           464,381                 -                 -
Currency translation adjustment                                      -                 -                 -           611,149
Subsidiary start-up accumulated                                      -          (371,667)                -          (371,667)
Price-level restatement                                              -                 -                 -        37,973,558
Net income for the year                                              -                 -         4,111,658         4,111,658

                                                        --------------    --------------    --------------    --------------
Balance as of December 31, 2001                                      -          (371,667)        4,111,658     1,267,278,147
                                                        --------------    --------------    --------------    --------------
Balances as of December 31, 2001 restated                            -          (382,817)        4,235,008     1,305,296,493
                                                        --------------    --------------    --------------    --------------

                   2002
 -------------------------------------------------

Balance as of January 1, 2002                                        -          (371,667)        4,111,658     1,267,278,147
Transfer of 2001 net income to retained earnings                     -                 -        (4,111,658)                -
Final 2001 dividend                                                  -                 -                 -        (1,233,497)
Absorption subsidiary start-up accumulated deficit                   -           371,667                 -                 -
Currency translation adjustment                                      -                 -                 -           362,843
Price-level restatement                                              -                 -                 -        37,962,935
Net loss for the year                                                -                 -       (17,680,376)      (17,680,376)

                                                        --------------    --------------    --------------    --------------
Balance as of December 31, 2002                                      -                 -       (17,680,376)    1,286,690,052
                                                        --------------    --------------    --------------    --------------



           In accordance with Article 10 of Corporation the Chilean Law 18,046, restatement of paid-in capital has been incorporated to that account.

COMPANIA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES
-------------------------------------------------------------------------------
            NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued
    (Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2002 and thousands of US
                         Dollars, except as indicated)

20. Shareholders' Equity, continued:

        (a) Paid-in capital:

              As of December 31, 2002, the Company's paid-in capital is as follows:

Number of shares:
-------------------------------------------------------------------------------
  Series          No. of subscribed    No. of paid shares    No. of shares with
                        shares                                 voting rights
-------------------------------------------------------------------------------
     A               873,995,447           873,995,447          873,995,447
     B                83,161,638            83,161,638           83,161,638
-------------------------------------------------------------------------------


Paid-in capital:
-------------------------------------------------------------------------------
  Series                                  Subscribed             Paid-in
                                            Capital              Capital
                                             ThCh$                ThCh$
-------------------------------------------------------------------------------
    A                                     672,480,822          672,480,822
    B                                      63,987,298           63,987,298
-------------------------------------------------------------------------------

        (b) Shareholder distribution:

            In accordance with Circular No. 792 of the Chilean Superintendency of Securities and Insurance, the distribution of shareholders based on their participation in the Company as of December 31, 2002 is as follows:


------------------------------------------------------------------------------------------
                                                   Percentage of Total        Number of
                     Type of shareholder                holdings            shareholders
                                                            %
------------------------------------------------------------------------------------------
10% holding or more                                       63.85                     2
Less than 10% holding:
  Investment equal to or exceeding UF 200                 35.40                 2,441
  Investment under UF 200                                  0.75                12,258
------------------------------------------------------------------------------------------
                            Total                         100.00               14,701
------------------------------------------------------------------------------------------

Company controller                                         43.64                    1
------------------------------------------------------------------------------------------

        (c) Dividend policy:

            As established in Law No. 18,046, except when it is otherwise agreed upon at the General Shareholders' Meeting with the unanimous vote of the outstanding shares, when there is net income, at least 30% should be distributed as dividends.

            On April 5, 2002, the Ordinary Shareholders' Meeting was informed of the dividend distribution policy proposed by the Board of Directors for 2002.

COMPANIA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES
-------------------------------------------------------------------------------
            NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued
    (Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2002 and thousands of US
                         Dollars, except as indicated)


20. Shareholders' Equity, continued:

        (c) Dividend policy, continued:

            Distribution for 2002, of at least 30% of net income of the same year will be the - percentage equal to that required by law - by means of a final dividend in May 2003, which will be proposed at the corresponding General Shareholders' Meeting.

            On April 5, 2002, the General Shareholders' Meeting agreed to pay a dividend of ThCh$1,233,497 (historical) out of retained earnings and which was paid on May 15, 2002.

       (d)  Other reserves:

            In 1994 the Company set up a reserve for the purchase of Invercom S.A. and Instacom S.A., in 1998 for the purchase of Sonda S.A. and its subsidiaries and since 2001 for the adjustment of Consorcio Telefonica de Brasil Celular Holding.


---------------------------------------------------------------------------------------------------------------
                                                               Amount
                                                      --------------------------                 Balance as of
                                                         December 31,  Price-level      Net       December 31,
              Company                                        2001      restatement   Movement         2002
                                                             ThCh$        ThCh$        ThCh$          ThCh$
---------------------------------------------------------------------------------------------------------------
96.720.710-1  Invercom S.A.                                   39,813       1,194          -             41,007
84.119.600-7  Instacom S.A.                                   15,268         458          -             15,726
83.628.100-4  Sonda S.A.                                   2,007,627      39,356     (645,317)(1)    1,401,666
Foreign       Consorcio Telefonica de Brasil Celular
              Holding                                       (526,042)    (15,781)   1,008,160 (1)      466,337
---------------------------------------------------------------------------------------------------------------
                               Total                       1,536,666      25,227      362,843        1,924,736
---------------------------------------------------------------------------------------------------------------


(1) This movement corresponds to the net effect of the adjustment for conversion differences in accordance with Technical Bulletin No. 64 issued by the Chilean Accountants' Association.

       (e)  Subsidiary development stage deficit:

            The General Ordinary Shareholders' Meeting held on April 5, 2002, approved absorption of the accumulated deficit in the development period as of December 31, 2001, for the subsidiaries Telefonica Gestion de Servicios Compartidos S.A. and Infoera S.A.

COMPANIA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES
-------------------------------------------------------------------------------
            NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued
    (Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2002 and thousands of US
                         Dollars, except as indicated)


21. Income and Expenses:

       (a)  Operating revenues and expenses:

            The detail of operating revenue and expenses is as follows:


---------------------------------------------------------- ------------------ --------------- ----------------
                                                                 2000             2001             2002
                                                                ThCh$             ThCh$           ThCh$
---------------------------------------------------------- ------------------ --------------- ----------------
Operating revenues
   Revenues from sale of services                             865,109,742     858,748,543      786,651,882
   Revenues from sale of equipment and projects                33,944,945      61,286,110       76,496,799
Total Operating revenues                                      899,054,687     920,034,653      863,148,681

   Depreciation and amortization                              249,346,034     255,504,373      261,035,237
   Salaries and employee benefits                             103,372,113     101,149,516       79,566,180
   Cost of long distance services and interconnections         54,743,412      50,087,726       71,640,922
   Cost of sales of equipment and projects                    111,993,703      75,260,511       53,852,813
   Provision for doubtful accounts                             70,029,139      20,536,073       26,001,066
   Contracts with third parties                                56,001,659      59,148,432       44,821,608
   Cost of sales of information development                        -           30,927,099       13,510,995
   Vehicle, office and equipment rentals                        6,493,156      11,847,364       11,535,508
   Materials (includes obsolescence provisions)                 5,869,051       5,175,646        6,140,081
   Pole rental                                                  5,948,970       5,601,700        5,438,878
   Telephone directory printings                                4,722,102       3,634,978        5,048,653
   Others                                                      28,508,203      28,320,700       23,644,208
 Total operating costs                                        697,027,542     647,194,118      602,236,149
                      Gross profit                            202,027,145     272,840,535      260,912,532
---------------------------------------------------------- ------------------ --------------- ----------------


Depreciation includes ThCh$4,722,102, ThCh$13,963,397, ThCh$18,022,457 in 2000,
2001 and 2002, respectively, for capitalized interest.

COMPANIA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES
-------------------------------------------------------------------------------
            NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued
    (Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2002 and thousands of US
                         Dollars, except as indicated)

21. Income and Expenses continued:

       (b)  Other non-operating income:

            The detail of non-operating income is as follows:

------------------------------------------------------------------ ------------- ------------- -------------
                                                                      2000          2001          2002
                                                                      ThCh$         ThCh$         ThCh$
------------------------------------------------------------------ ------------- ------------- -------------
Other non operating income:
Damage indemnity and supplier fines                                     848,495        37,207       -
Gain on sale of shares                                                  -             -           1,784,257
Gain on sale of investment                                              152,631     1,657,408       -
Insurance recovery                                                      -             240,285       -
Gain on sale of property, plant and equipment and sale of               211,244       404,067       912,077
materials
Dividends received                                                      -             -             172,505
Compensation for premature termination of contract with                 -          11,389,049       -
Publiguias
Net gain on sale of participation in subsidiaries (a) and (b)        39,610,790       -           7,874,374
Net gain on sale of Compaq contract                                     -             466,599       -
Administrative services                                                 195,238       879,855        75,409
Extraordinary recovery of written off accounts                          -             -             880,778
Proportional equity adjustment for prior periods in Sonda
subsidiaries                                                            492,723       -             -
Others                                                                3,850,426       497,585     1,522,124
------------------------------------------------------------------ ------------- ------------- -------------
                             Total                                   45,361,547    15,572,055    13,221,524
------------------------------------------------------------------ ------------- ------------- -------------


(a) Corresponds to net gain from selling the ownership in Metropolis-Intercom in 2000.

(b) Corresponds to net gain from selling 25% ownership in Sonda S.A. originated by the difference between the amount received of ThCh$ 27,920,701 (historical) and the investment's book value in 2001. (See Note 2 (a)).

COMPANIA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES
-------------------------------------------------------------------------------
            NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued
    (Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2002 and thousands of US
                         Dollars, except as indicated)


21. Income and Expenses continued:

       (c)  Other non-operating expenses:

            The detail of other non-operating expenses is as follows:


------------------------------------------------------------------ ------------- ------------- -------------
                                                                      2000          2001          2002
                                                                      ThCh$         ThCh$         ThCh$
------------------------------------------------------------------ ------------- ------------- -------------
Other non operating expenses:

Restructuring costs (1)                                              8,115,268    18,961,222     15,224,434
Lawsuit indemnities and other provisions                             1,636,639     2,086,846      3,115,875
Depreciation and write off of out of service property, plant
and equipment (2)                                                    3,886,909     2,169,904      2,002,190
Extraordinary charges for write off of Mobile business net           2,812,632     5,205,612        -
Inventory write off                                                  6,068,245     1,055,502        -
Accounts receivable write off                                        2,121,216       157,220        -
Charges for non-provisioned taxes                                    1,463,310       541,089        278,622
Differences in appraisal of mobile services                             -          3,264,356        -
Provision for lower market value - Terra Networks S.A.               4,104,868     3,582,030      7,566,697
Provision for lower market value of other investments                   -            384,719        -
Tax recovery difference                                                 -             -             537,635
Medical costs                                                           -            403,269        -
Write-off of past-due accounts prior to 1999                         3,843,305        -             -
Correction of non-feasible LD service prior to 1999                  2,612,930        -             -
Write-off of calls of initial period of "calling party pays"         2,198,730        -             -
Unrecovered securities in portfolio                                  2,033,371        -             -
Others                                                               6,651,412     7,320,270      9,154,494
------------------------------------------------------------------ ------------- ------------- -------------
                             Total                                  47,548,835    45,132,039     37,879,947
------------------------------------------------------------------ ------------- ------------- -------------

(1) This amount includes costs related to administrative restructuring plans and the difference in the current value provision of staff severance indemnities and the value paid at the time employees were terminated.

(2) This caption is made up mainly of depreciation of the cable TV network in La Serena and Concepcion (assets temporarily out of service), not transferred in the sale of subsidiary Multimedia to Cordillera Comunicaciones.

COMPANIA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES
-------------------------------------------------------------------------------
            NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued
    (Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2002 and thousands of US
                         Dollars, except as indicated)


22.    Price-level restatement:

       The detail of price-level restatement is as follows:


---------------------------------------------------------------------------------------------------------------------
              Assets (Charges) Credits                   Indexation        2000            2001           2002
                                                                           ThCh$          ThCh$           ThCh$
---------------------------------------------------------------------------------------------------------------------
Inventories                                                C.P.I.            808,777        946,006         484,941
Prepaid expenses                                           C.P.I.             16,670        (18,606)          5,701
Prepaid expenses                                            U.F.               2,575           6,257         (2,523)
Other current assets                                       C.P.I.          3,184,428       2,535,612        902,112
Other current assets                                        U.F.          (9,377,581)    (16,323,621)    (6,648,402)
Short and long-term deferred taxes                         C.P.I.          7,233,106       4,119,481      4,709,485
Property, plant and equipment                              C.P.I.        103,188,605      67,040,899     60,206,880
Investments in related companies                           C.P.I.          1,177,046       1,201,322        705,812
Goodwill                                                   C.P.I.          9,987,944       7,002,195      6,213,231
Long-term debtors                                          C.P.I.            -              (105,565)    (4,765,743)
Long-term debtors                                           U.F.         (3,996,919)      (5,498,967)         3,178
Other long-term assets                                     C.P.I.          2,615,103         779,402        891,945
Other long-term assets                                      U.F.           8,921,795      10,659,340      9,156,005
Expense accounts                                           C.P.I.         10,725,603       8,859,413     15,306,543
---------------------------------------------------------------------------------------------------------------------
                    Total Credits                                        134,487,152      81,203,168     87,169,165
---------------------------------------------------------------------------------------------------------------------


---------------------------------------------------------------------------------------------------------------------
Liabilities - Shareholders' Equity (charges) credits     Indexation        2000            2001           2002
                                                                           ThCh$          ThCh$           ThCh$
---------------------------------------------------------------------------------------------------------------------
Short-term obligations                                     C.P.I.           338,674        (341,809)      (411,123)
Short-term obligations                                      U.F.        (17,856,937)    (11,860,218)   (18,491,417)
Long-term obligations                                      C.P.I.        (1,515,081)       (894,415)      (233,572)
Long-term obligations                                       U.F.        (24,689,631)    (14,083,203)   (14,022,076)
Minority interest                                          C.P.I.        (1,663,027)     (1,174,198)           -
Shareholders' equity                                       C.P.I.       (63,837,225)    (39,112,764)   (37,962,935)
Revenue accounts                                           C.P.I.       (16,594,117)    (13,433,390)   (22,212,819)
---------------------------------------------------------------------------------------------------------------------
                    Total Charges                                      (125,817,344)    (80,899,997)   (93,333,942)
---------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------                ----------------------------------------------
Income (loss) net from price-level restatement                             8,669,808        303,171     (6,164,777)
-------------------------------------------------------                ----------------------------------------------


COMPANIA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES
-------------------------------------------------------------------------------
            NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued
    (Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2002 and thousands of US
                         Dollars, except as indicated)


23.    Exchange differences:

The detail of exchange differences is as follows:


---------------------------------------------------------------------------------------------------------------------
              Assets (Charges) Credits                    Currency         2000            2001           2002
                                                                           ThCh$          ThCh$           ThCh$
---------------------------------------------------------------------------------------------------------------------
Inventories                                                 US$              -              -                57,604
Other current assets                                        US$           37,926,586     121,878,775     36,128,754
Other current assets                                        EURO           2,726,103       1,626,247       (246,605)
Property, plant and equipment                               US$                    -          44,644          1,176
Property, plant and equipment                              Other              (5,001)         (4,444)          -
Goodwill                                                    US$           (3,008,698)     (1,371,913)          -
Long-term debtors                                           US$            6,236,533      23,431,937     25,178,673
Other long-term assets                                      US$              564,315         906,815       (289,110)
Other long-term assets                                      EURO              (4,769)         92,974        144,762
Prepaid expenses                                            US$               53,983           6,114             64
---------------------------------------------------------------------------------------------------------------------
                    Total Credits                                         44,489,052     146,611,149     60,975,318
---------------------------------------------------------------------------------------------------------------------


---------------------------------------------------------------------------------------------------------------------
Liabilities (charges) credits                             Currency         2000            2001           2002
                                                                           ThCh$          ThCh$           ThCh$
---------------------------------------------------------------------------------------------------------------------
Short-term obligations                                      US$         (32,294,856)    (18,505,711)    (3,253,123)
Short-term obligations                                      EURO             -           (4,999,056)    10,250,478
Short-term obligations                                       DM              (2,897)        (33,719)        -
Short-term obligations                                     OTHERS          (100,866)        (81,687)        -
Long-term obligations                                       US$         (52,692,238)   (121,622,660)   (60,596,743)
Long-term obligations                                       EURO           (710,518)        530,492    (10,163,290)
Long-term obligations                                        DM              51,891             328         -
Long-term obligations                                      OTHERS               -           (70,926)        (1,064)
---------------------------------------------------------------------------------------------------------------------
                    Total Charges                                       (85,749,484)   (144,782,939)   (63,763,742)
---------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------                ----------------------------------------------
Income (Loss) net from exchange differences                             (41,260,432)       1,828,210    (2,788,424)
-------------------------------------------------------                ----------------------------------------------


COMPANIA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES
-------------------------------------------------------------------------------
            NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued
    (Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2002 and thousands of US
                         Dollars, except as indicated)


24. Issuance and placement of shares and debt expense:

       The detail of this item is as follows:


-------------------------------------------------------------------------------------------------------------------
                                                              Short-term                      Long-term
-------------------------------------------------------------------------------------------------------------------
                                                           2001           2002           2001           2002
                                                          ThCh$           ThCh$         ThCh$           ThCh$
-------------------------------------------------------------------------------------------------------------------
Disbursements made for issuance of bond placement         1,790,109    1,762,067       6,103,671      4,177,432
Higher discount rate of bonds to be amortized             1,253,042      697,793       7,355,920      4,623,831
-------------------------------------------------------------------------------------------------------------------
                       Total                              3,043,151    2,459,860      13,459,591      8,801,263

-------------------------------------------------------------------------------------------------------------------

    These items are classified in Other Current Assets and Other Long-term Assets, as applicable, and are amortized over the term of the respective bonds, as described in Note 16 "Bonds payable".

25. Cash Flows:

    Financing and investment activities that did not generate cash flows during the year, but that involve future cash flows are as follows:

    a) Financing activities: The detail of financing activities that involve future cash flows is as follows:
               Loans paid - see note 14 and 15
               Bonds payable - see note 16

    b) Investment Activities: Investment activities that involve future cash flows are as follows:


------------------------------------------------------------ -------------------- ------------------
                                                                Maturity year           ThCh$
------------------------------------------------------------ -------------------- ------------------
Other investment income from maturity of PRD and Zero:              2005               65,571,937
------------------------------------------------------------ -------------------- ------------------


COMPANIA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES
-------------------------------------------------------------------------------
            NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued
    (Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2002 and thousands of US
                         Dollars, except as indicated)

26.    Derivative obligations:

       The detail of derivative contracts at December 31, 2002 is as follows:


-----------------------------------------------------------------------------------------------------------------------------------


                             ------------------------------------------------------------------------------------------------------
                                                                                                  HEDGED ITEM
                                                                                                 OR TRANSACTION
                                                                                  POSITION    -------------------------------------
     TYPE OF       TYPE OF        CONTRACT        DUE DATE           SPECIFIC     PURCHASE                                AMOUNT
   DERIVATIVE      CONTRACT         VALUE                              ITEM         SALE              NAME                OF ITEM
                                    ThCh$                                                                                  ThCh$
-----------------------------------------------------------------------------------------------------------------------------------
       FR            CCPE        181,000,000    I Quart. 2003      Exchange rate      P           Debts in US$         181,000,000

       FR            CCPE        160,000,000   II Quart. 2003      Exchange rate      P           Debts in US$         160,000,000

       FR            CCPE        175,600,000   III Quart. 2003     Exchange rate      P           Debts in US$         175,600,000

       FR            CCPE        249,000,000   IV Quart. 2003      Exchange rate      P           Debts in US$         249,000,000

       FR            CCPE        164,800,000    I Quart. 2004      Exchange rate      P           Debts in US$         164,800,000

       FR            CCPE         10,000,000   II Quart. 2004      Exchange rate      P           Debts in US$          10,000,000

       FR            CCPE         80,000,000   III Quart. 2004     Exchange rate      P           Debts in US$          80,000,000

       FR            CCPE         40,000,000   IV Quart. 2004      Exchange rate      P           Debts in US$          40,000,000

       FR            CCPE         15,000,000    I Quart. 2005      Exchange rate      P           Debts in US$          15,000,000

       FR            CCPE         25,000,000   II Quart. 2005      Exchange rate      P           Debts in US$          25,000,000

       FR            CCPE         19,000,000   III Quart. 2006     Exchange rate      P           Debts in US$          19,000,000


       FR            CCPE        155,000,000   III Quart. 2004     Exchange rate      P          Debts in EURO         155,000,000

       FR            CCPE         13,000,000    I Quart. 2003      Exchange rate      P           Debts in US$          13,000,000

       FR            CCPE         22,000,000   II Quart. 2003      Exchange rate      P           Debts in US$          22,000,000

       FR            CCPE          4,000,000    I Quart. 2004      Exchange rate      P           Debts in US$           4,000,000


Zero Cost Collar     CCTE        347,591,590    I Trim. 2003       Interest rate      P           Debts in US$         347,591,590

Zero Cost Collar     CCTE        225,000,000    IV Trim. 2003      Interest rate      P           Debts in US$         225,000,000

        S            CCTE        100,000,000   III Trim. 2004      Interest rate      P          Debts in EURO         100,000,000


-----------------------------------------------------------------------------------------------------------------------------------
Income to be deferred for exchange insurance to be amortized
Costs to be deferred for exchange insurance to be amortized
Exchange insurance expired during the year ( net )
-----------------------------------------------------------------------------------------------------------------------------------

                    Total
-----------------------------------------------------------------------------------------------------------------------------------




----------------------------------------------------------------------------------------------------------------------------------
                                                                                          AFFECTED ACCOUNTS

                                                                   ---------------------------------------------------------------
                                                                                                  --------------------------------
                                                         AMOUNT           ASSET / LIABILITY                  EFFECT ON INCOME
                                                          OF         ---------------------------------------------------------------
     TYPE OF                                           PROTECTED
   DERIVATIVE                                             ITEM          NAME             AMOUNT        REALIZED       UNREALIZED
                                                         ThCh$                            ThCh$                           ThCh$
----------------------------------------------------------------------------------------------------------------------------------
       FR                                              130,068,410      asset         130,068,410        -              4,299,117
                                                                      liability      (127,725,942)
       FR                                              114,977,600      asset         114,977,600        -              7,870,678
                                                                      liability      (110,810,209)
       FR                                              126,187,916      asset         126,187,916        -              2,974,499
                                                                      liability      (124,834,491)
       FR                                              178,933,890      asset         178,933,890        -              8,307,780
                                                                      liability      (178,117,650)
       FR                                              118,426,928      asset         118,426,928        -              3,217,065
                                                                      liability      (117,553,457)
       FR                                                7,186,100      asset           7,186,100        -                422,654
                                                                      liability        (6,931,889)
       FR                                               57,488,800      asset          57,488,800        -              3,615,279
                                                                      liability       (58,165,148)
       FR                                               28,744,400      asset          28,744,400        -              1,398,424
                                                                      liability       (29,259,813)
       FR                                               10,779,150      asset          10,779,150        -                668,509
                                                                      liability       (11,144,728)
       FR                                               17,965,250      asset          17,965,250        -                991,266
                                                                      liability       (18,744,054)
       FR                                               13,653,590      asset          13,653,590        -              1,141,942
                                                                      liability       (13,382,007)

       FR                                              116,645,250      asset         116,645,250        -             12,236,257
                                                                      liability      (115,672,496)
       FR                                                9,341,930      asset           9,341,930        -                 39,290
                                                                      liability        (9,360,340)
       FR                                               15,809,420      asset          15,809,420        -                246,430
                                                                      liability       (15,801,670)
       FR                                                2,874,440      asset           2,874,440        -                 64,680
                                                                      liability        (2,875,400)

Zero Cost Collar                                        -               asset          (1,151,473)     (5,862,433)     (1,151,473)

Zero Cost Collar                                        -               asset          (1,518,508)     (3,222,729)     (1,518,508)

        S                                               -               asset             921,679      (1,452,521)        921,679


-----------------------------------------------------------------------------------------------------------------------------------
Income to be deferred for exchange insurance to be amortized          liability        (2,432,895)        997,568       1,361,637
Costs to be deferred for exchange insurance to be amortized             asset           2,036,110      (3,535,079)     (4,096,940)
Exchange insurance expired during the year ( net )                                                     29,554,173
-----------------------------------------------------------------------------------------------------------------------------------
                    Total                                                                               16,478,979     43,010,265
-----------------------------------------------------------------------------------------------------------------------------------


Types of derivatives:            Type of Contract:

FR: Forward                      CCPE: Hedge contract for existing items
S : Swap                         CCTE: Hedge transactions coverage
                                 CI  : Investment contract

COMPANIA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES
-------------------------------------------------------------------------------
            NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued
    (Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2002 and thousands of US
                         Dollars, except as indicated)


27. Contingencies and restrictions:

       a)  Lawsuits:

           (i) Complaint filed by Profesionales Temporales Ltda. (Protempore Ltda.):

                  On January 2, 1998, the Company was notified of a complaint filed by Protempore Ltda. with the 15th Civil Court of Santiago for cancellation of contract with damage indemnity amounting to ThCh$ 7,885,711.

                  In a sentence dated June 28, 2002, the court rejected all parts of the complaint and damage indemnity filed by Protempore and accepted the counterclaim filed by Telefonica CTC Chile, declaring cancellation of the contracts due to non-compliance by the former, sentencing them to indemnify all payments made by the Company as a consequence of their non-compliance. Protempore filed a motion to vacate and appeal against this sentence, which is underway (Case No. 4958-1997).

           (ii)   Complaint filed by VTR Telefonica S.A.:

                  On June 30, 2000 VTR Telefonica S.A. filed a complaint in plenary suit for the collection of access charges of Ch$ 2,203 million, based on the differences that would arise when access charge tariffs were reduced. The first instance sentence accepted VTR's complaint and compensation presented by Telefonica CTC. The Company filed a motion to vacate and appeal that is currently underway.

           (iii)  Labor lawsuits:

                  In the normal course of business of the Company there have been labor lawsuits filed against it.

                  To date, among others, there are certain labor lawsuits involving 27 former employees who claim wrongful dismissal. These employees did not sign releases or receive staff severance indemnities. First instance sentences have been handed down in two of these lawsuits, accepting the complaint. They have been appealed by the Company. The Company has obtained favorable sentencing in a third lawsuit, with the Supreme Court ratifying a previous verdict by the Court of Appeal of Concepcion which accepted the Company's arguments.

                  In addition there are other lawsuits involving 116 former employees who have been paid their staff severance indemnities and have signed their releases, who in spite of having accepted voluntary retirement plans or having been terminated due to the Company's needs, intend to obtain a declaration of nullity. Of these lawsuits, two have been decided in favor of the Company, rejecting the nullity.

                  Certain unions have filed complaints with the Santiago Labor Courts, requesting indemnity for various concepts.

           (iv)   Complaint from the Metropolitan Region's Customs Management:

                  The Metropolitan Region's Customs management filed charges against the Telefonica Movil S.A. subsidiary for certain regulatory infractions in importing telecommunications equipment, amounting to a total of US$ 5,070,649.44. In this regard it is noted that, in the opinion of management and legal counsel, the loss contingency as compared to the original estimate has been reduced by 90%, since, if the first verdict is confirmed, the charges filed and regulatory infractions claimed would not exceed 10% of the indicated amounts.

                  In management's opinion and that of in-house legal counsel, the risk of the Company being ordered to pay indemnities in the amounts claimed in the above mentioned lawsuits mentioned previously, is remote. Management considers it improbable that the Company's revenues and shareholders' equity will be significantly affected by these loss contingencies. Therefore no provision has been set up for the indemnities being claimed.

COMPANIA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES
-------------------------------------------------------------------------------
            NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued
    (Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2002 and thousands of US
                         Dollars, except as indicated)


27. Contingencies and restrictions, continued:

           (v)    Complaint against the Chilean Government:

                  Telefonica CTC Chile continued its efforts to have illegalities incurred in the drafting of Decree 187 which set its rates, corrected. Of note is the presentation of an administrative replacement recourse. Subsequent to the negative response from the Authority, Telefonica CTC Chile filed an indemnity complaint against the Government for illegalities incurred in the rate setting process.

                  The complaint was for US$274 million, plus readjustments and interest, and covers past and future damages until May 2004, due to having to charge lower rates than those that should legally have been set.

                  The Third Civil Court of Santiago accepted the complaint, and notified the Government. Once the answer from the Government had been received, as well as its defense arguments with which the discussion period ends, the Court of Justice dictated the writ of evidence, defining the pertinent, substantial and disputed evidence. To date, the complaint is at the evidential stage, during which Telefonica CTC Chile has provided abundant testimonial evidence.

       b)     Financial restrictions:

              In order to develop its investment plans, the Company has obtained financing both from the local market as well as the foreign market (Notes 14, 15 and 16), that establish among others: maximum debt clauses for the Company and interest and cash flow coverage.

              The maximum debt ratio for these contracts is 1.60, while the interest coverage ratio cannot be less than 3.00 and, lastly, the cash flow ratio must be equal to, or exceed, 0.166.

              Non compliance with these clauses implies that all obligations assumed in those financing contracts will become due.

              As of December 31, 2002, the Company meets all financial restrictions.

      c)      Performance bonds for frequencies awarded to Telefonica Movil.

              On July 18, 2002, three 10 Mhz frequencies on the 1,900 Mhz band were put out to tender. Telefonica Movil de Chile was awarded two frequencies (20 Mhz) for UF 544,521 equivalent to US$ 12.8 million. Therefore, Telefonica Movil de Chile has had to issue performance guarantee deposit, obtained from its banks, in favor of the Telecommunications Subsecretary for amounts similar to those mentioned earlier.

      d)      Contracts with Sonda S.A.

              In September 2002, Telefonica CTC Chile through its subsidiary Telefonica Empresas, sold and transferred 25% ownership of Sonda S.A. to Inversiones Pacifico Limitada and Inversiones Santa Isabel Limitada, companies related to Mr. Andres Navarro. In addition, the Company signed an agreement with Inversiones Santa Isabel Limitada, which grants various rights and obligations to both parties in the sales option for the remaining 35% of Sonda (See
              Note 2d).

COMPANIA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES
-------------------------------------------------------------------------------
            NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued
    (Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2002 and thousands of US
                         Dollars, except as indicated)


27. Contingencies and restrictions, continued:

      e)      PCS-1900 network project contract:

              During 2002, the subsidiary Telefonica Movil de Chile S.A. signed contracts related to the PCS-1900 network project for approximately ThUS$ 53,000.

28.    Third party guarantees:

      a)      Purchase of VTR L.D. S.A.

              In relation to the purchase of VTR L.D. S.A. (CTC Globus S.A.), VTR S.A. (in which Telefonica CTC Chile S.A. does not participate), declared that regarding any contingency that arose before the purchase and sale contract (dated October 14, 1998) and that was not declared at that time, VTR S.A. shall be solely and exclusively responsible for settling it up to approximately US$10 million, granting guarantees to cover said contingencies. Those guarantees expired on December 27, 2001.

              On December 26, 2001 the parties renewed the guarantees for US$ 2.5, million which would have expired on December 27, 2003.

              On June 14, 2002, the parties signed a release which resulted in a payment by VTR S.A. amounting to US$ 2 million.

       b)     Commitment to sell ownership in Sonda S.A.

              Inversiones Santa Isabel Limitada, signed an agreement with Telefonica Empresas that give it a sales option for 35% of Sonda (as described in note 2d). To guarantee faithful and timely compliance with the obligations derived from the option contract, Inversiones Santa Isabel Limitada issued bank guarantees in favor of Telefonica Empresas for UF 1,983,185. These guarantees will remain in custody until August 26, 2003 and must be renewed within the following 20 days for UF 2,003,260, bearing in mind that they must be sight and renewed with a maturity date of September 26, 2004. Subsequently, during September 2004 they must once again be renewed until Sept 26, 2005 for UF 2,048,885 with procedure similar to that described above.

COMPANIA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES
-------------------------------------------------------------------------------
            NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued
    (Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2002 and thousands of US
                         Dollars, except as indicated)


29. National and foreign currency:

       The detail of national and foreign currency is as follows:

       A summary of the assets in local and foreign currency is as follows:


-----------------------------------------------------------------------------------------------------------------------------------
       Description                                                           Currency            2001                 2002
                                                                                                 ThCh$                ThCh$
-----------------------------------------------------------------------------------------------------------------------------------
       Total  current assets:                                                                     657,216,445          446,383,805

            Cash                                                      Non-indexed Ch$              17,036,117           16,417,174
                                                                      Dollars                       2,062,812              184,746
                                                                      Euros                           224,780              240,082
            Time deposits                                             Indexed Ch$                     597,708              262,647
                                                                      Non-indexed Ch$               9,602,704                    -
                                                                      Dollars                       1,166,580            2,155,830
            Marketable securities                                     Indexed Ch$                  16,364,277            9,597,515
                                                                      Non-indexed Ch$               7,233,154            1,642,578
                                                                      Dollars                      33,011,385           65,571,937
                                                                      Others currencies             3,609,237                    -
            Notes and accounts receivable               (a)           Indexed Ch$                   5,386,896            5,782,448
                                                                      Non-indexed Ch$             280,607,284          231,918,363
                                                                      Dollars                       5,989,137                    -
            Notes and accounts receivable from related companies      Non-indexed Ch$               5,496,519            5,334,521
                                                                      Dollars                          84,878           11,779,407
            Other current assets                        (b)           Indexed Ch$                  61,478,278           52,046,849
                                                                      Non-indexed Ch$             176,363,107           27,180,879
                                                                      Dollars                      30,435,549           15,651,379
                                                                      Euros                           466,043              617,450

       Total property, plant and equipment :                                                    2,124,008,809        1,939,043,734
             Property, plant and equipment and accumulated            Indexed Ch$               2,121,842,859        1,939,043,734
             depreciation                                             Dollars                       2,165,950                    -

       Total other long-term assets                                                               309,075,559          302,945,766
            Investment in related companies                           Indexed Ch$                  16,313,598           42,455,138
            Investment in other companies                             Indexed Ch$                      10,561                3,816
                                                                      Dolares                         674,433                    -
            Goodwill                                                  Indexed Ch$                 210,069,277          179,404,553
            Other long-term assets                      (c)           Indexed Ch$                  35,638,892           49,870,178
                                                                      Non-indexed Ch$              22,942,072            6,470,955
                                                                      Dollars                      22,649,988           24,422,775
                                                                      Euros                           776,738              318,351
----------------------------------------------------------------------------------------------------------------------------------
       Total assets                                                                             3,090,300,813        2,688,373,305
----------------------------------------------------------------------------------------------------------------------------------
                                                                      Indexed Ch$               2,467,702,346        2,278,466,878
                                                                      Non-indexed Ch$             519,280,957          288,964,470
                                                                      Dollars                      98,240,712          119,766,074
                                                                      Euros                         1,467,561            1,175,883
                                                                      Other currencies              3,609,237                    -
----------------------------------------------------------------------------------------------------------------------------------




(a) Includes the following balance sheet accounts: Trade Accounts Receivable, Notes Receivable and Misellaneous Accounts Receivable.

(b) Includes the following balance sheet accounts: Inventories, Recoverable Taxes, Prepaid Expenses, Deferred Taxes and Other Current Assets.

(c) Includes the following balance sheet accounts:Long-term Debtors, Notes and Accounts Receivable from Related Companies, Intangibles, Amortization and Others.

COMPANIA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES
-------------------------------------------------------------------------------
            NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued
    (Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2002 and thousands of US
                         Dollars, except as indicated)


29.    National and foreign currency,

       A summary of the current liabilities in local and foreign currency is as follows:


---------------------------------------------------------------------------------------------------------------------------------
                                                                        Up to 90 days
                                                                     ------------------------------------------------------------
                                                                                    2001                       2002
                                                                     ------------------------------------------------------------
                                                                                           Average                      Average
                                                                                           annual                       annual
                    DESCRIPTION                            Currency        Amount         interest       Amount        interest
                                                                            ThCh$             %           ThCh$            %
---------------------------------------------------------------------------------------------------------------------------------
     Short-term obligations with banks and
          financial institutions                    Indexed Ch$           11,960,365        5.97               -           -
                                                    Dollars                  181,423        4.50               -           -
     Short-term portion of obligations with
          banks and financial institutions          Indexed Ch$           28,026,165        4.36         114,586           -
                                                    Dollars               10,682,048        4.08      24,798,977         2.30

Bonds payable                                       Indexed Ch$            5,233,246        6.75               -           -
                                                    Dollars               10,573,622          -       11,110,148           -
                                                    Euros                          -          -                -           -
     Long-term obligations maturing
          within a year                             Indexed Ch$              593,750        9.40         428,856         8.95
     Notes and accounts payable to related parties  Indexed Ch$           10,523,562          -                -           -
                                                    Non-indexed Ch$          260,597          -        8,992,723           -
                                                    Dollars                  297,835          -                -           -
     Other current liabilities         (d)          Indexed Ch$           15,113,635          -        1,666,936           -
                                                    Non-indexed Ch$      222,716,033          -      180,983,741           -
                                                    Dollars               15,425,707          -        5,621,194           -
---------------------------------------------------------------------------------------------------------------------------------
TOTAL CURRENT LIABILITIES                                                331,587,988          -      233,717,161           -
---------------------------------------------------------------------------------------------------------------------------------

Subtotal  by currency                               Indexed Ch$           71,450,723          -        2,210,378           -
                                                    Non-indexed Ch$      222,976,630          -      189,976,464           -
                                                    Dollars               37,160,635          -       41,530,319           -
                                                    Euros                          -          -                -           -
----------------------------------------------------------------------------------------------------------------------------------




-----------------------------------------------------------------------------------------------------------------------
                                                                                     90 days up to 1 year
                                                                       -------------------------------------------------
                                                                                 2001                      2002
                                                                       -------------------------------------------------
                                                                                         Average                 Average
                                                                                         annual                  annual
                    DESCRIPTION                            Currency         Amount      interest      Amount    interest
                                                                             ThCh$          %         ThCh$         %
------------------------------------------------------------------------------------------------------------------------
     Short-term obligations with banks and
          financial institutions                    Indexed Ch$            8,510,325      5.39       9,191,446    0.78
                                                    Dollars                        -        -                -      -
     Short-term portion of obligations with
          banks and financial institutions          Indexed Ch$            2,653,101      3.99       9,726,643    0.90
                                                    Dollars               71,596,233      3.70     111,650,599    2.40

Bonds payable                                       Indexed Ch$           20,176,822      6.75       7,970,964    5.78
                                                    Dollars                        -        -                -      -
                                                    Euros                  2,667,462        -        2,623,127      -
     Long-term obligations maturing
          within a year                             Indexed Ch$              548,822      8.51          60,903    8.89
     Notes and accounts payable to related parties  Indexed Ch$                    -        -                -      -
                                                    Non-indexed Ch$                -        -        2,983,473      -
                                                    Dollars                6,490,631      3.00               -      -
     Other current liabilities         (d)          Indexed Ch$           21,837,585        -          388,567      -
                                                    Non-indexed Ch$       24,892,864        -        1,108,166      -
                                                    Dollars                  371,618        -                -      -
------------------------------------------------------------------------------------------------------------------------
TOTAL CURRENT LIABILITIES                                                159,745,463        -      145,703,888       -
------------------------------------------------------------------------------------------------------------------------

Subtotal  by currency                               Indexed Ch$           53,726,655        -       27,338,523       -
                                                    Non-indexed Ch$       24,892,864        -        4,091,639       -
                                                    Dollars               78,458,482        -      111,650,599       -
                                                    Euros                  2,667,462        -        2,623,127       -
------------------------------------------------------------------------------------------------------------------------


(d) Includes the following balance sheet accounts: Dividends payable, Accounts payable, Notes payable, Miscellaneous accounts payable, Accruals, Withholding taxes, Unearned Income and Other current liabilities.

COMPANIA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES
-------------------------------------------------------------------------------
            NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued
    (Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2002 and thousands of US
                         Dollars, except as indicated)

29.    National and foreign currency

      A summary of the long-term liabilities in local and foreign currency is as follows:


-----------------------------------------------------------------------------------------------------------------------------------
                                                                              1 to 3 years                   3 to 5 years
                                                                     --------------------------------------------------------------
                                                                        2001                             2001
                                                                     --------------------------------------------------------------
                                                                                         Average                          Average
                                                                                          annual                           annual
                                                                                         interest                         interest
                                                                       Amount              rate         Amount              rate
                                                                     ---------------   ------------------------------   -----------
         LONG-TERM LIABILITIES                                         ThCh$                %            ThCh$               %
      ------------------------

           Obligations with banks and
                financial institutions           Indexed Ch$             79,559,340        3.57            3,757,097           4.39
                                                 Dollars                224,577,206        3.47          215,818,784           3.21
                                                 Other currencies            13,489         -                 33,048         -
           Bonds payable                         Indexed Ch$             36,125,603        6.05           30,970,371           6.12
                                                 Dollars                          -         -            269,773,480           8.00
                                                 Euros                  119,105,286        5.38                    -         -
           Other long-term liabilities     (e)   Indexed Ch$             36,492,392        7.60            4,580,110         -
                                                 Non-indexed Ch$         13,371,687         -              6,594,459         -
                                                 Dollars                 25,534,900         -                  7,419         -

-----------------------------------------------------------------------------------------------------------------------------------
      TOTAL LONG-TERM LIABILITIES                                       534,779,903         -            531,534,768         -
-----------------------------------------------------------------------------------------------------------------------------------

      Subtotal by currency                       Indexed Ch$            152,177,335         -             39,307,578         -
                                                 Non-indexed Ch$         13,371,687         -              6,594,459         -
                                                 Dollars                250,112,106         -            485,599,683         -
                                                 Euros                  119,105,286         -                      -         -
                                                 Other currencies            13,489         -                 33,048         -


-----------------------------------------------------------------------------------------------------------------------------------



----------------------------------------------------------------------------------------------------------------------------------
                                                                               5 to 10 years                  more than 10 years
                                                                     ------------------------------  ---------------------------
                                                                                  2001                           2001
                                                                     ------------------------------  ---------------------------
                                                                                           Average                           Tasa
                                                                                            annual                         interes
                                                                                           interest                        promedio
                                                                          Amount             rate         Monto              anual
                                                                     -----------------   ----------  -----------------  -----------
         LONG-TERM LIABILITIES                                            ThCh$               %             M$                %
      ------------------------

           Obligations with banks and
                financial institutions           Indexed Ch$                        -         -                     -        -
                                                 Dollars                   25,353,034        4.29                   -        -
                                                 Other currencies                   0         -                     -        -
           Bonds payable                         Indexed Ch$               47,243,395        6.35          64,607,246        6.51
                                                 Dollars                            -         -                     -        -
                                                 Euros                              -         -                     -        -
           Other long-term liabilities     (e)   Indexed Ch$               14,087,233         -            17,190,372        -
                                                 Non-indexed Ch$            6,488,558         -            15,713,085        -
                                                 Dollars                            -         -                     -        -

-----------------------------------------------------------------------------------------------------------------------------------
      TOTAL LONG-TERM LIABILITIES                                          93,172,220            -         97,510,703        -
-----------------------------------------------------------------------------------------------------------------------------------

      Subtotal by currency                       Indexed Ch$               61,330,628         -            81,797,618        -
                                                 Non-indexed Ch$            6,488,557         -            15,713,085        -
                                                 Dollars                   25,353,035         -                     -        -
                                                 Euros                              -         -                     -        -
                                                 Other currencies                   -         -                     -        -
-----------------------------------------------------------------------------------------------------------------------------------




-----------------------------------------------------------------------------------------------------------------------------------
                                                                           1 to 3 years                     3 to 5 years
                                                                      ----------------------------  -------------------------------
                                                                                   2002                          2002
                                                                      ----------------------------  -------------------------------
                                                                                          Average                          Average
                                                                                           annual                           annual
                                                                                          interest                         interest
                                                                        Amount              rate         Amount              rate
                                                                      ---------------   ----------  ------------------   ----------
         LONG-TERM LIABILITIES                                          ThCh$                %            ThCh$               %
      ------------------------
           Obligations with banks and
                financial institutions            Indexed Ch$             59,525,347        0.52          111,650,600          2.38
                                                  Dollars                245,391,595        2.73                    -             -
           Bonds payable                          Indexed Ch$              7,339,142        5.78            9,368,733          5.85
                                                  Dollars                          -         -            287,444,000          8.00
                                                  Euros                  118,752,390        5.38                    -             -
           Other long-term liabilities     (e)    Indexed Ch$             19,913,201         -              5,595,102             -
                                                  Non-indexed Ch$          3,132,239         -                444,293             -
                                                  Dollars                 24,214,112        3.00                    -             -

-----------------------------------------------------------------------------------------------------------------------------------
      TOTAL LONG-TERM LIABILITIES                                        478,268,026            -         414,502,728             -
-----------------------------------------------------------------------------------------------------------------------------------

      Subtotal by currency                        Indexed Ch$             86,777,690            -         126,614,435             -
                                                  Non-indexed Ch$          3,132,239            -             444,293             -
                                                  Dollars                269,605,707            -         287,444,000             -
                                                  Euros                  118,752,390            -                   -             -
-----------------------------------------------------------------------------------------------------------------------------------



-----------------------------------------------------------------------------------------------------------------------------------
                                                                           5 to 10 years                     more than 10 years
                                                                    ------------------------------ ----------------------------
                                                                                  2002                           2002
                                                                    ------------------------------ ----------------------------
                                                                                          Average                        Average
                                                                                           annual                         annual
                                                                                          interest                       interest
                                                                         Amount             rate        Amount             rate
                                                                    -----------------   ---------- -----------------  ----------
         LONG-TERM LIABILITIES                                           ThCh$               %          ThCh$               %
      ------------------------
           Obligations with banks and
                financial institutions            Indexed Ch$                      -         -                    -         -
                                                  Dollars                          -         -                    -         -
           Bonds payable                          Indexed Ch$             32,301,289        6.17         56,987,096        6.57
                                                  Dollars                          -         -                    -         -
                                                  Euros                            -         -                    -         -
           Other long-term liabilities     (e)    Indexed Ch$              8,041,989         -           11,305,189         -
                                                  Non-indexed Ch$          1,094,840         -           18,618,784         -
                                                  Dollars                          -         -                    -         -

-----------------------------------------------------------------------------------------------------------------------------------
      TOTAL LONG-TERM LIABILITIES                                         41,438,118         -           86,911,069        -
-----------------------------------------------------------------------------------------------------------------------------------

      Subtotal by currency                        Indexed Ch$             40,343,278         -           68,292,285        -
                                                  Non-indexed Ch$          1,094,840         -           18,618,784        -
                                                  Dollars                          -         -                    -        -
                                                  Euros                            -         -                    -        -
-----------------------------------------------------------------------------------------------------------------------------------


(e) Includes the following balance sheet accounts: Notes and accounts payable to related companies, Miscellaneous accounts payable, Accruals, Deferred Taxes, Other Liabilities.

COMPANIA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES
-------------------------------------------------------------------------------
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

    (Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2002 and thousands of US
                         Dollars, except as indicated)


30.    Sanctions:

       Neither the Company, nor its Directors and Managers have been sanctioned by the Superintendency of Securities and Insurance or any other administrative authority during 2002.

31.    Subsequent Events:

       a) VTR access charges lawsuit

              On January 20, 2003, the Sixth Court of Appeals decided not to accept the protection recourse filed by the Company against Resolution 1726 dictated by the Telecommunications Subsecretary on October 2, 2002.

              In this resolution, the Subsecretary stated that the Company had to pay VTR, the debt for interconnection access charges set since the publication of the rate decree on June 25, 2002.

              The Company shall appeal the resolution of the Court of Appeals in the Supreme Court, notwithstanding other necessary actions and recourses to obtain compliance with the "interconnection agreement".

       b) Labor Lawsuit SINATE and others against CTC

              On January 22, 2003, the Court of Appeals dictated sentence rejecting the executive complaint filed by Intercompany Unions SINATE, V Region No. 1 and Profesionales against the Company, in which they request payment of ThCh$ 7,500,000 for incentives contemplated in Clause 4.4 of the collective contract dated June 9, 1998.

              The verdict accepted the exceptions presented by the Company, additionally establishing that the unions do not have the nature of creditors of the obligation that they were attempting to enforce, nor do they have a right to receive the remuneration of their members. Both facts reaffirm the Company's stance in the rest of the ordinary lawsuits with regard to this matter.

              The Unions have 5 days from the date of the resolution to appeal to the Supreme Court.

       c) In the period from January 1 to January 27, 2003 there have been no other subsequent events, except for those mentioned, that significantly affect the financial statements.

32.    Environment:

       In management's opinion and in the opinion of in-house legal counsel, the nature of the Company's operations do not directly or indirectly affect the environment, therefore, as of the closing date of these consolidated financial statements, no resources have been committed or payments made for non-compliance of municipal ordinances or of those of other overseeing bodies.

COMPANIA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES
-------------------------------------------------------------------------------
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued
    (Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2002 and thousands of US
                         Dollars, except as indicated)


33.    Accounts payable:

       The detail of the accounts payable balance is as follows:

       ------------------------------------------------------------------------------------------
                                                            2001                   2002
                                                            ThCh$                 ThCh$
       ------------------------------------------------------------------------------------------
       Suppliers
               Local                                     118,292,020             94,984,787
               Foreign                                    19,503,571              8,195,753
       Carrier service
               Local                                      20,451,153             11,438,418
               Foreign                                     1,079,083
                                                                                  -
       Provision for advances on work in progress         45,851,627             35,267,682
       ------------------------------------------------------------------------------------------
                                    Total                205,177,454            149,886,640
       ------------------------------------------------------------------------------------------

34. Differences Between Chilean And United States Generally Accepted Accounting Principles

       For the years 2000 and 2001, the Company included on its Form 20-F filed with the Securities and Exchange Commission (the "SEC") its annual financial statements in conformity with accounting principles generally accepted in the United States of America ("USGAAP"), in accordance with SEC Rules and Regulations. See (s) below.

       For the year 2002, the Company prepared its consolidated balance sheets as of December 31, 2001 and 2002, respectively, and its consolidated statements of income and cash flows for each of the three years in the period ended December 31, 2002 in its 20-F filing for the year ended December 31, 2002 in conformity with accounting principles generally accepted in Chile ("ChGAAP") with a reconciliation to net income (loss) for each of the three years in the period ended December 31, 2002, and a reconciliation to shareholders' equity as of December 31, 2001 and 2002, respectively, applying accounting principles generally accepted in the United States of America. This presentation is in accordance with Item 17
       (c) (iv) (a) of the SEC Rules and Regulations.

       I.- Differences in measuring methods

       The Company's consolidated financial statements are prepared in accordance with generally accept accounting principles ("GAAP") in Chile, which differ in certain respects from USGAAP.

       Under Chilean GAAP, financial statement are restated to reflect the full effects of the gain (loss) in the purchasing power of the Chilean peso on the financial position and results of operations of reporting entities. The method is based on a model that enables calculation of net inflation gains or losses caused by monetary assets and liabilities exposed to changes in the purchasing power. The model prescribes that the historical cost of such accounts be restated for general price-level changes between the date of origin of each item and the year-end.

       The inclusion of price-level adjustments in the accompanying financial statements is considered appropriate under the prolonged inflationary conditions affecting the Chilean economy even though the cumulative inflation rate for the last three years does not exceed 100%. As allowed pursuant to the rules and regulations for Form 20-F, the reconciliation included herein of consolidated net income other comprehensive income, and shareholders' equity, as determined in accordance with U.S. GAAP, does not include adjustments to eliminate the effect of inflation accounting under Chilean GAAP.

(a)      Property, Plant and Equipment:

         As mentioned in note 2(l), in accordance with standards issued by the SVS in 1985, the property, plant and equipment of companies subject to its regulation are allowed to be revalued pursuant to a technical appraisal. The difference between the book value prior to revaluation and the revalued amount is included in equity as a surplus on account of such technical appraisal, and is subject to Chilean inflation adjustment and depreciation. Under U.S. GAAP, such revaluations are not performed. The effects of the reversal of this revaluation, as well as of the related accumulated depreciation expense for the year is shown under paragraph (r) below.

COMPANIA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES
-------------------------------------------------------------------------------
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued
    (Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2002 and thousands of US
                         Dollars, except as indicated)

(b)      Investment in Securities:

         Under Chilean GAAP, investments in securities are accounted for at the lower of cost or market value. Under U.S. GAAP, marketable securities are classified as trading, held-to-maturity or available-for-sale. Those securities classified as trading are carried at their fair value, with gains and losses recognized currently in earnings. Available-for-sale securities are also carried at fair value, with unrealized gains and losses recorded in shareholders' equity. Securities classified as held-to-maturity are carried at amortized cost. During 2001 and 2002, the Company recorded an other-than-temporary impairment charges of ThCh$7,563,473 and ThCh$4,754,515, respectively, for Terra Networks (See (s) below). For Chilean GAAP purposes, in each of the three years, instruments in securities available-for-sale were recorded at the market value recording loss in the income statements. The effects of the reversal of these unrealized losses that did not have an other-than-temporary impairment loss into 2002 shareholders' equity for US GAAP purposes in each year are included under paragraph (r) below.

(c)      Deferred Income Taxes:

         Under Chilean GAAP, until December 31, 1999, deferred income taxes were recorded based on non-recurring timing differences between the recognition of income and expense items for financial statement and tax purposes. Accordingly, there was an orientation toward the income statement focusing on differences in the timing of recognition of revenues and expenses in pre-tax accounting income and taxable income. Chilean GAAP also permitted not providing for deferred income taxes where a deferred tax asset or liability is not expected to be realized. Starting January 1, 2000, the Company recorded income taxes in accordance with Technical Bulletin No. 60 of the Chilean Association of Accountants, recognizing, using the liability method, the deferred tax effects of temporary differences between the financial reporting basis and the tax basis of assets and liabilities. As a transitional provision, a contra asset or liability has been recorded for the effects of the deferred tax assets and liabilities not recorded prior to January 1, 2000. Such complementary asset or liability are being amortized to income over the estimated average reversal periods corresponding to the underlying temporary differences to which the deferred tax asset or liability relates.

         Under U.S. GAAP, companies must account for deferred taxes in accordance with SFAS No. 109, which requires an asset and liability approach for financial accounting and reporting of income taxes, under the following basic principles:(i) a deferred tax liability or asset is recognized for the estimated future tax effects attributable to temporary differences and tax loss carry forwards; (ii) the measurement of deferred tax liabilities and assets is based on the provisions of the enacted tax law and the effects of future changes in tax laws or rates are not anticipated; and (iii) the measurement of deferred tax assets is reduced by a valuation allowance, if based on the weight of available evidence, it is more likely than not that some portion of the deferred tax assets will not be realized.

         Temporary differences are defined as any difference between the financial reporting basis and the tax basis of an asset and liability that at some future date will reverse, thereby resulting in taxable income or expense. Temporary differences ordinarily become taxable or deductible when the related asset is recovered or the related liability is settled. A deferred tax liability or asset represents the amount of taxes payable or refundable in future years under currently enacted tax rates as a result of temporary differences at the end of the current year. The effects of the differences, primarily related to the amortization of the complementary account which, does not exist in U.S. GAAP, are included under paragraph (r) below.

(d)      Capitalized Interest:

         Under Chilean GAAP, all interest on debt directly associated with construction projects is capitalized, including interest, price-level restatement and, with respect to foreign currency borrowings, foreign currency translation gains and losses. The capitalization of interest costs associated with projects under construction is optional when incurred on debt that is not directly related to such projects.

         Under U.S. GAAP, the Company reverses those amounts capitalized due to foreign currency exchange gains and losses and the related monetary gain on foreign currency borrowings for construction cost for purposes of reconciling to U.S. GAAP.

         Additionally, under U.S. GAAP, the capitalization of interest on qualifying assets under construction is required, regardless of whether interest is associated with debt directly related to a project. The effects are included under paragraph (r) below.

COMPANIA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES
-------------------------------------------------------------------------------
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued
    (Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2002 and thousands of US
                         Dollars, except as indicated)

(e)      Prepaid Staff Severance:

         Under Chilean GAAP, prior service cost resulting from the adoption of new severance indemnity plans was charged to income upon adoption.

         Under U.S. GAAP, prior service cost is deferred, carried as an asset and amortized over its service life. The effects of these adjustment in assets and the corresponding amortization for the year is shown under paragraph (r) below.

(f)      Staff Severance Indemnities:

         Under Chilean GAAP, staff severance indemnities are valued based on a discounted liability method. In calculating the severance liability, this method assumes that all employees will remain until retirement age and discounts the estimated liability to the balance sheet date.

         Under U.S. GAAP, such amount would be recorded in accordance with SFAS N(degree) 87, "Employer's Accounting for Pensions" using an actuarial method. This method involves calculations using variables such as workforce rotation, average salary increases, workforce mortality, retirement age and discount factors. The effects are included under paragraph (r) below.

(g)      Derivatives:

         As described in note 26, the Company uses derivative instruments to manage exposures to foreign currency and interest rate risk. The Company's objectives for holding derivatives are to minimize these risks using the most effective methods to eliminate or reduce the impact of these exposures.

         Interest rate swaps:

         The Company entered into interest rate swaps, whereby it receives variable interest payments and pays fixed interest payments in order to convert variable rate debt into fixed rate. Under Chilean GAAP, the Company has recorded the interest expense using the short cut method and the fair value of the swap has not been recorded in the books. However, for US GAAP purposes as the Company did not have formal documentation at the inception of the hedge these swaps did not qualify for hedge accounting treatment, the changes in the fair value of these derivatives are recognized in income. The effects are included under paragraph (r) below.

         Forward exchange contracts:

         The Company has forward exchange contracts between the US dollar and Chilean peso, US dollar and the U.F. and US dollar and Euro. Under Chilean GAAP, these forward exchange contracts are recorded at fair value with the changes in the fair value recorded as unrealized gains or losses. These derivatives are considered cash flow hedges of forecasted transactions. The initial premium or discount on these contracts is deferred and amortized over the life contract.

         Under U.S. GAAP, these forward exchange contracts are also valued at fair value with changes in fair value recognized in income.

         Embedded derivatives:

         For U.S. GAAP purposes certain implicit or explicit terms included in host contracts that affect some or all of the cash flows or the value of other exchanges required by the contract in a manner similar to a derivative instrument must be separated from the host contract and accounted for at fair value. The Company separately measures embedded derivatives as freestanding derivatives instruments at their estimated fair values recognizing changes in earnings when they occur.

         The effects of the adjustment with respect to financial derivatives and embedded derivatives for the years ended December 31, 2002 and 2001 are included in the net income (loss) and shareholders' equity reconciliation to U.S. GAAP under paragraph (r) below.

COMPANIA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES
-------------------------------------------------------------------------------
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued
    (Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2002 and thousands of US
                         Dollars, except as indicated)


(h)          Accommodation Equipment:

             Since April 1, 2001, the Company loaned out phones under certain accompanying service contracts; ownership of the phones stays with the Company. The Company expenses the equipment over the average life of such service contract.

             Under U.S. GAAP, these equipments are not considered fixed assets and accordingly these amounts are charged to expense. The effects are included under paragraph (r) below.

(i)          Sales Commission Cost:

             Until year 2000, under Chilean GAAP, sale commission costs were deferred and expensed over a period from 6 to 24 months.

             On January 1, 2001 the Company changed its Chilean GAAP accounting policy for all new sales to recognize the full costs of sales commissions at the time sale.

             Under U.S. GAAP, as the minimal contractual revenue does not exceed the direct costs, sales commission expenses are recognized at the time of sale. The reversal of the effect of the commission deferral in 2000 and expense in 2001 for Chilean GAAP are included under paragraph (r) below.

(j)          Subsidiaries in Development Stage:

             Under Chilean GAAP, costs incurred during the development stage of the subsidiary company are not charged to the income statement during the year in which they were incurred, being charged instead directly to equity account (subsidiary start-up deficit). U.S. GAAP requires that all such costs be charged to the income statement in the year incurred. The effects are included under paragraph (r) below.

(k)          Goodwill:

             Under Chilean GAAP, the Company generally records goodwill or negative goodwill for the differences between the purchase price and the carrying value of the assets acquired and liabilities and liabilities assumed. Circular No. 1358, dated December 3, 1997, issued by the SVS, extended the maximum amortization period of both goodwill and negative goodwill to 20 years from the previous 10 and 5 years, respectively. Under U.S. GAAP, the difference between the cost of an investment and the amount of underlying equity in net assets is allocated to the fair value of the underlying assets and liabilities. Any excess of the cost of the investment over such fair value is treated as goodwill. Any excess in fair value over cost is allocated to reduce proportionately the values assigned to non-current assets in determining their fair values. In the opinion of the Company, the book value of any net assets acquired did not materially differ from their fair values in any transactions recorded under purchase accounting.

             Since year 2002, according to SFAS N(degree) 142, goodwill will no longer be amortized, but will be tested for impairment on an annual basis and whenever indicators of impairment arise. The goodwill impairment test, which is based on fair value, is to be performed on a reporting unit level annually. As the result of both the transitional goodwill test the annual goodwill test required under SFAS No. 142 performed in 2002, no goodwill impairment was recorded. The difference in (q) reverses the effects of the amortization booked under Chilean GAAP.

COMPANIA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES
-------------------------------------------------------------------------------
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued
    (Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2002 and thousands of US
                         Dollars, except as indicated)


             Had we adopted SFAS No. 142 effective January 1, 2000 and accordingly not amortized goodwill for the years ended December 31, 2001 and 2000 the Company's net loss and basic and diluted loss per share would have been as follows:

                                                            2000             2001              2002
                                                          restated         restated
                                                           ThCh$             ThCh$             ThCh$

Net income (loss) under US GAAP as reported               (136,503,604)      (36,726,196)       28,988,039

Add bank: Goodwill Amortization under US GAAP               56,544,598        16,562,835
                                                      -----------------------------------------------------

Adjusted net income (loss) under US GAAP                   (79,959,006)      (20,163,361)       28,988,039
                                                      =====================================================

                                                            2000             2001              2002
                                                            Ch$               Ch$               Ch$
Basic and diluted earnings per share:
     Reported net income (loss)                                 (0.143)           (0.038)            0.030
     Add bank: Goodwill amortization                             0.059             0.017                 -
                                                      -----------------------------------------------------

     Adjusted net income (loss)                                 (0.084)           (0.021)            0.030
                                                      =====================================================



(l)          Subsidies on sale of handsets:

             Under Chilean GAAP, a portion of cost in excess of revenue on handsets were deferred and expensed over a period from 6 to 24 months during the years 1999 and 2000. The deferred portion of equipment costs represents the excess of the cost over the sales price of the equipment. As of January 1, 2001, the Company changed its Chilean GAAP accounting policy for all new sales to recognize the full amounts of the losses at the time of sale.

             Under U.S. GAAP, all costs in excess of revenue on handsets are expensed at the time of sale. The adjustment of the effects that were deferred in 2000 and expensed in 2001 under Chilean GAAP are included under paragraph (r) below.

(m)          Minimum Dividend:

             As required by Law No. 18,046 and unless the shareholders unanimously agree otherwise, the Company must distribute a minimum cash dividend equivalent to 30% of net income. No accrual would be necessary when there is a loss. Since the payment of these dividends is a legal requirement in Chile, an accrual for U.S.GAAP purposes should be made to recognize the corresponding decrease in equity at each balance sheet date. The effects on equity is shown in the reconciliation below.

(n)          Translation of Financial Statement of Investment Outside of Chile:

             In accordance with technical bulletin 64 (BT 64), the financial statement of foreign subsidiaries that operate in countries exposed to significant risks, and are not considered to be an extension of the parent Company's operations, must be remeasured into US dollars. The Company has remeasured its foreign subsidiaries into US dollars under this requirement as follows:

              - Monetary assets and liabilities are translated at year-end rates of exchange between the US Dollar and the local currency.

              - All non-monetary assets and liabilities and shareholder's equity are translated at historical rates of exchange between the US dollar and the local currency.

              - Income and expense accounts are translated at average rates of exchange between the US dollar and local currency.

              - The effects of any exchange rate fluctuations are included in the results of operations for the period.

COMPANIA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES
-------------------------------------------------------------------------------
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued
    (Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2002 and thousands of US
                         Dollars, except as indicated)


              Under BT 64, the investment in a foreign subsidiary is price-level restated, the effects of which are reflected in income, while the effects of the foreign exchange gain or loss between the Chilean Peso and the US Dollar are reflected in equity in the account "Cumulative Translation Adjustment"; as the foreign investment itself is measured in US dollars.

              In the opinion of the Company, the Chilean GAAP procedures described above are part of the comprehensive basis of preparation of price-level adjusted financial statement required by Chilean GAAP. Inclusion of inflation and translation effects in the financial statements is considered appropriate under the inflationary conditions that have historically affected the Chilean economy and, accordingly, are not eliminated in the reconciliation to U.S. GAAP.

       (o) Effect of U.S. GAAP adjustments in related Companies accounted for under the equity method:

              The principal U.S. GAAP adjustments affecting the Company's equity investees is:

              i) Accounting for deferred tax assets and liabilities, in accordance with SFAS No. 109.

              The effect of these differences is included under paragraph (r).

       (p)    Loss on sale of investment:

              On September 2002, Telefonica Empresas CTC Chile S.A. sold and transferred a 25% of its ownership of Sonda S.A. to Inversiones Pacifico Limitada and Inversiones Santa Isabel Limitada, companies related to Mr. Andres Navarro H. This operation caused the purchasing companies to disburse ThCh$ 27,920,701 (historical), generating a net loss in Chilean GAAP, in the amount of ThCh$ 1,164,197, due to extraordinary proportional write off of goodwill in relation to the percentage sold (Note 11a) and to the difference between the carrying value of the investment and the amount received (Note 20c). Once this transaction was completed, Telefonica CTC Chile through its subsidiary Telefonica Empresas CTC Chile S.A., holds 35% ownership of that company.

              Under U.S. GAAP, this operation resulted in a loss as a result of the effects of U.S. GAAP adjustments on the carrying value of the investment, as is explained on paragraph (o). The effects are included under paragraph (r) below.

              (q) Publiguias Agreement

              Under Chilean GAAP the payment was recognized as income from operations.

              Under US GAAP the cancellation fee is deferred over the remaining term of the original contract. See more details on Note (s)

COMPANIA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES
-------------------------------------------------------------------------------
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued
    (Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2002 and thousands of US
                         Dollars, except as indicated)


       (r)    Effects of conforming to U.S. GAAP:

              The adjustments to reported net income required to conform with accounting principles generally accepted in the United States are as follows:

           ------------------------------------------------------------------------------------------------------------
                                                                                    Years ended December 31.
                                                                                 2000          2001         2002
                                                                               Restated      Restated
                                                                                 ThCh$        ThCh$         ThCh$
           ------------------------------------------------------------------------------------------------------------
           Net income (loss)  in accordance with Chilean GAAP               (121,085,458)       4,235,008 (17,680,376)

           Reversal of additional depreciation of technical revaluation         (133,004)        (59,087)     (55,888)
             (a)
           Marketable securities (b)                                            3,972,954     (4,104,868)    2,591,887
           Deferred income taxes (c)                                            5,325,754    (19,870,895)   13,369,232
           Deferred taxes effects of U.S. GAAP adjustments (c)                  3,548,056       6,080,535  (3,531,746)
           Capitalization of financing costs for construction of fixed        (1,229,823)     (4,869,976)  (6,133,086)
             assets (d)
           Prepaid staff severance (e)                                          (892,051)     (1,757,442)    (870,683)
           Staff severance indemnities (f)                                      (195,395)     (9,976,282)    6,523,337
           Derivatives (g)                                                              -    (21,612,362)    2,802,263
           Accommodation equipment (h)                                                  -     (6,432,462)   1,993,074
           Sales commission cost (i)                                          (7,326,762)       7,326,762           -
           Subsidiary in development stage (j)                                  (493,140)       (382,817)           -
           Goodwill (k)                                                                 -       (351,745)   15,132,370
           Subsidies sales of handsets (l)                                   (17,849,624)      17,849,624           -
           Investments in related companies (o)                                         -             -        445,831
           Loss on sale of investment (p)                                               -             -      (175,526)
           Publiguias Agreement (q)                                                     -   (14,406,410)    14,406,410
           Effects of minority interest on U.S. GAAP adjustments                (145,111)        21,112        170,940

           ------------------------------------------------------------------------------------------------------------
           Net income (loss) in accordance with U.S. GAAP before            (136,503,604)    (48,311,305)   28,988,039
           cumulative effect of change in accounting principle
           Cumulative effect of change in accounting principle, net of tax              -      11,585,109            -
           ------------------------------------------------------------------------------------------------------------

           Net income (loss) in accordance with U.S. GAAP                   (136,503,604)    (36,726,196)   28,988,039
           ------------------------------------------------------------------------------------------------------------
           Other comprehensive income (loss), net of tax:
           Unrealized (losses)/gain on marketable securities (g)              (3,377,011)       3,489,138   (2,151,266)
           Cumulative translation adjustment - Chilean GAAP (n)                   317,375         629,483       344,400
           ------------------------------------------------------------------------------------------------------------
           Comprehensive income (loss) in accordance with U.S. GAAP         (139,563,240)    (32,607,575)    27,181,173
           ------------------------------------------------------------------------------------------------------------

COMPANIA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES
-------------------------------------------------------------------------------
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued
    (Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2002 and thousands of US
                         Dollars, except as indicated)



              The adjustments required to conform shareholders' equity amounts to U.S. GAAP are as follows:

           ------------------------------------------------------------------------------------------------------------
                                                                                              December 31,
                                                                                          2001              2002
                                                                                        Restated
                                                                                         ThCh$             ThCh$
           ------------------------------------------------------------------------------------------------------------

                    Shareholders' equity in accordance with Chilean GAAP              1,305,296,493     1,286,690,052

           Reversal of technical revaluation
             of property, plan and equipment (a)                                          3,314,659        3,258,771
           Deferred income taxes (c)                                                  (157,743,084)    (144,373,847)
           Deferred taxes effects of U.S. GAAP adjustments (c)                            3,633,768          542,643
           Capitalization of financing costs for construction of fixed assets            13,252,099        7,119,013
             (d)
           Prepaid Staff Severance (e)                                                    2,887,668        2,016,985
           Staff severance indemnities (f)                                             (12,666,152)      (6,142,815)
           Derivatives (g)                                                              (7,937,417)      (5,135,156)
           Accommodation equipment (h)                                                  (6,432,462)      (4,439,388)
           Goodwill (k)                                                                   (351,745)       14,780,625
           Minimum dividend (m)                                                         (1,270,502)         -
           Investments in related companies (o)                                           -                  445,831
           Loss on the sale of investment (p)                                             -                (175,526)
           Agreement Publiguias (q)                                                    (14,406,410)                -
           Effects of minority interest on U.S GAAP adjustments                           (123,998)           46,942

           ------------------------------------------------------------------------------------------------------------
           Shareholders' equity in accordance with U.S. GAAP                          1,127,452,917    1,154,634,130
           ------------------------------------------------------------------------------------------------------------


           The following summarizes the changes in shareholders' equity under U.S. GAAP during the years ended December 31, 2001 and 2002:

           ------------------------------------------------------------------------------------------------------------
                                                                                           Year ended December 31,
                                                                                       2001                2002
                                                                                     Restated
                                                                                       ThCh$               ThCh$
           ------------------------------------------------------------------------------------------------------------
           Balance as of January 1                                                1,161,330,994        1,127,452,917
           Minimum dividend (m)                                                     (1,270,502)                    -
           Other comprehensive income, net of tax:
              Cumulative translation adjustment determined under Chilean
                   GAAP (m)                                                             629,483              344,400
              Unrealized gain on marketable securities (b)                            3,489,138          (2,151,226)
           Net income (loss) in accordance with U.S. GAAP for the year             (36,726,196)           28,988,039

           Balance at December 31                                                 1,127,452,917        1,154,634,130
           ------------------------------------------------------------------------------------------------------------

COMPANIA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES
-------------------------------------------------------------------------------
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued
    (Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2002 and thousands of US
                         Dollars, except as indicated)



       (s)    Restatement of Reconciliation to US GAAP

              In previous years, management of Telefonica CTC Chile, in consultation with the Company's prior auditors, considered that certain accounting principles it applied were correct and in accordance with USGAAP. Upon reconsideration in 2002, management determined that it was appropriate to make certain restatements to the 2000 and 2001 amounts reported for USGAAP. Accordingly, net income (loss) and shareholders' equity under USGAAP for both 2000 and 2001 have been restated to reflect the following changes:


                                                                                      Year ended December 31
                                                                               --------------------------------------
                                                                                     2000                 2001
                                                                               --------------------------------------
                                                                                    ThCh$                ThCh$
Net loss under US GAAP as previously reported                                      (130,210,243)         (16,489,725)

Differences due to:
Customer-related direct costs                                                       (42,297,322)           2,319,573
Embedded derivatives                                                                          -             (435,304)
Other than temporary decline on marketable securities                                         -           (7,503,746)
Curtailment loss                                                                        (87,663)            (946,436)
Publiguias agreement                                                                          -          (14,406,410)
Deferred taxes related to restated items                                             (1,275,826)           2,720,480
Minority interest                                                                      (145,111)              21,113
Others                                                                                2,542,001           (4,154,110)
                                                                               -----------------    -----------------

Net loss before cumulative effect of change in accounting principle
  under US GAAP as adjusted                                                        (171,474,164)         (38,874,565)
                                                                               =================    =================

Cumulative effect of change in accounting principle                                  34,970,560            2,148,369
                                                                               -----------------    -----------------

Net loss under US GAAP as adjusted                                                 (136,503,604)         (36,726,196)
                                                                               =================    =================

Basic loss per share under US GAAP as previously reported
  (in Chilean pesos)                                                                    (0.1360)             (0.0172)
                                                                               -----------------    -----------------

Basic loss per share under US GAAP as restated (in Chilean pesos)                       (0.1426)             (0.0203)
                                                                               -----------------    -----------------

US GAAP Shareholders' equity as previously reported                               1,166,036,219        1,145,487,965

Differences due to:
Customer-related direct costs                                                        (7,326,762)          (5,007,189)
Embedded derivatives                                                                          -            2,137,593
Curtailment loss                                                                     (2,869,319)          (3,815,755)
Publiguias agreement                                                                          -          (14,406,410)
Deferred taxes related to restated items                                                605,628            2,711,955
Minority interest                                                                      (145,111)            (123,998)
Others                                                                                5,030,339              468,756
                                                                               -----------------    -----------------

US GAAP shareholders' equity as restated                                          1,161,330,994        1,127,452,917
                                                                               =================    =================

COMPANIA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES
-------------------------------------------------------------------------------
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued
    (Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2002 and thousands of US
                         Dollars, except as indicated)


             Customer - related direct costs

             Under US GAAP, customer related direct costs such as commissions are expensed as incurred as these amounts currently exceed the minimal contractual revenue, the amount of the adjustment is Ch$7,326 million.

             In addition the amount included the reclassification to operating cost that what was included as a cumulative effect of a change in accounting principle as of January 1, 2000 (See "Cumulative effect of change in accounting principle" below).

             Embedded derivative

             For the year ended December 31, 2001, management identified a contract which contained an "embedded" derivative. Certain implicit or explicit terms included in host contracts must be separated from the host contract and accounted for at fair value. Changes in fair value are recognized for these derivatives in the income statement.

             Other-than temporary decline on marketable securities

             In accordance with SFAS 115, available-for-sale marketable securities are required to be tested for an other-than-temporary decline when certain circumstances are met. In 2000 and 2001, the Company recorded the adjustment to market value of its available for sale marketable securities to other comprehensive income for US GAAP purposes. Management has determined that, for the year ended December 31, 2001, an other-than-temporary decline of ThCh$7,039,285 on its available for sale securities has occurred. Therefore, the Company wrote down such securities to fair value at which time it established a new cost basis.

             Curtailment loss

             During the year ended December 31, 2000, the Company initiated a restructuring program which included pay-off of severance indemnities earlier than expected due to the termination of a number of employees. In accordance with SFAS 88 an adjustment to the net unamortized balance of the transition asset recorded upon SFAS 87 adoption should have been made for a change in estimate as a result of the curtailment.

             Publiguias agreement

             In August of 2001, the Company and Publiguias, an affiliate of the Company, agreed to cancel their master service agreement that was to be in effect until December 31, 2002 and to replace it with a new agreement for similar services. Under the early cancellation provisions the Company received as consideration Ch$ 20,000 million that will be adjusted based on the actual Publiguias performance over the remaining eighteen months of the original agreement.

             In the 2001 financial statements the Company recognized the payment as income from operations. During 2002 upon reconsideration of the agreement, management concluded that deferral of the consideration received with recognition over the remaining period of the original contract was required due to the provisions of the calculation of the cancellation fee that provided for an adjustment based on Publiguias actual performance over the remaining term of the original contract and the fact that the parties are affiliated. Consequently the Company has adjusted the 2001 results to defer Ch$ 14,406 million of this payment. This amount was recognized in 2002 based on terms of the original contract and Publiguias' actual performance in 2002.

             Cumulative effect of change in accounting principle

             As of January 1, 2000, the Company recorded the write-off of deferred subsidies on handset sales as a Cumulative Effect of Change in Accounting Principle under SAB 101. This charge to income was made however, as the result of the inability of the Company to recover its subsidies on handset sales and other direct customer-related costs through its contractual revenue. Consequently, the Company reclassified the amount to an operating cost.

COMPANIA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES
-------------------------------------------------------------------------------
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued
    (Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2002 and thousands of US
                         Dollars, except as indicated)


             Deferred tax and minority interest effect on the restated items

             This amount represents the tax effect as calculated under SFAS 109 and the minority interest effect of the above-mentioned restatement items.

             Others

             These amounts represent other miscellaneous corrections regarding mainly to inventory and fixed assets.

             Taken together, the effects of these adjustments result in a change in the reported net loss of the Company in accordance with U.S.GAAP from Ch$16,490 million to a loss of Ch$36,726 million in 2001, and from a reported net loss of Ch$130,210 million to a loss of Ch$136,504 million in 2000. Accordingly, shareholders' equity in accordance with U.S.GAAP is adjusted from Ch$1,145,488 million to Ch$1,127,453 million in 2001 and from Ch$1,166,036 million to Ch$1,161,331 million in 2000.

       (t)   Comprehensive Income

             In accordance with Statement of Financial Accounting Standards ("SFAS") No. 130, "Reporting Comprehensive Income" the Company reports a measure of all changes in shareholder's equity that result from transactions and other economic events of the period other than transactions with owners ("comprehensive income"). Comprehensive income is the total net income and other non-owner equity transactions that result in changes in net equity. The components of other comprehensive income are reported net of the related tax effects.

             The following represents accumulated other comprehensive income balances as of December 31, 2000, 2001 and 2002 (in thousands of constant Chilean pesos as of December 31, 2002).

           -------------------------------------------- ----------------------------------------------------------
                                                                               2000
                                                                             Effect of US GAAP
                                                            Chilean GAAP       Unrealized          Accumulated
                                                             cumulative         losses on            other
                                                             translation       marketable         comprehensive
                                                             adjustment        securities             income
           -------------------------------------------------------------------------------------------------------
             Beginning balance                                635,907          (112,127)              523,780
             Credit (charge) for the period                   317,375        (3,377,011)          (3,059,636)
             Ending balance                                   953,282        (3,489,138)          (2,535,856)
           -------------------------------------------------------------------------------------------------------



           -------------------------------------------- ----------------------------------------------------------
                                                                                2001
                                                                              Restated
                                                                           Effect of US GAAP
                                                          Chilean GAAP       Unrealized          Accumulated
                                                           cumulative        losses/gain            other
                                                          translation       on marketable       comprehensive
                                                           adjustment         securities            income
           -------------------------------------------------------------------------------------------------------
             Beginning balance                                953,282        (3,489,138)          (2,535,856)
             Credit (charge) for the period                   629,483          3,489,138            4,118,621
             Ending balance                                 1,582,765                  -            1,582,765
           -------------------------------------------------------------------------------------------------------


           -------------------------------------------- ----------------------------------------------------------
                                                                                2002
                                                                           Effect of US GAAP
                                                          Chilean GAAP       Unrealized          Accumulated
                                                           cumulative        losses/gain            other
                                                          translation       on marketable       comprehensive
                                                           adjustment         securities            income
           -------------------------------------------------------------------------------------------------------
             Beginning balance                              1,582,765                  -            1,582,765
             Credit (charge) for the period                   344,400        (2,151,226)          (1,806,826)
             Ending balance                                 1,927,165        (2,151,226)            (224,051)
           -------------------------------------------------------------------------------------------------------

COMPANIA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES
-------------------------------------------------------------------------------
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued
    (Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2002 and thousands of US
                         Dollars, except as indicated)




       II.   Additional Disclosure Requirements:

       (a)   Earnings per share:

             The following earnings (loss) per share information, presented in Chilean pesos per share, is not required to be presented in the financial statements under Chilean GAAP but is a required disclosure under U.S. GAAP:

             ------------------------------------------------------------------------------------------------------------
                                                                               For the year ended December 31,
                                                                           2000             2001             2002
             ------------------------------------------------------------------------------------------------------------
             Earnings (loss) per share (Chilean GAAP)                    (0.1265)           0.0044          (0.0185)
             U.S. GAAP (loss) earnings per share before cumulative
                effect of change in accounting principle                 (0.1426)         (0.0504)            0.0303
                                                                     ====================================================
             Cumulative effect of change in accounting principle
             (net of taz)                                                       -           0.0121                 -
                                                                     ====================================================
             Basic and diluted earnings (loss) per share (U.S.
                GAAP)                                                    (0.1426)         (0.0383)            0.0303
                                                                     ====================================================
             Weighted average number of shares outstanding (in
                thousands)                                            957,157,085      957,157,085       957,157,085
             ------------------------------------------------------------------------------------------------------------


             Basic and diluted earnings (loss) per share shown above is determined by dividing net income (loss) available to common shareholders by the weighted-average number of shares outstanding during the period. The Company has not issued convertible debt or equity securities. Consequently, there are not potentially dilutive effect on the earning per share of the Company.

(b)      Income taxes:

             The provision (benefit) for income taxes differs under Chilean GAAP from the charge calculated in accordance with U.S. GAAP, as a result of the following differences:

             ------------------------------------------------------------------------------------------------------------
                                                                                     Year ended December 31,
                                                                               2000            2001           2002
                                                                               ThCh$          ThCh$           ThCh$
             ------------------------------------------------------------------------------------------------------------
             Current income taxes as determined under Chilean GAAP              384,381      3,866,378       2,781,291
             Deferred income taxes as determined under Chilean GAAP         (6,148,296)      7,902,650      23,935,485
                                                           Sub-Total        (5,763,915)     11,769,028      26,716,776
             U.S. GAAP adjustments:
             Deferred tax effect applying SFAS N(degree)109                 (5,325,754)     19,870,895    (13,369,232)
             Deferred tax effect of U.S. GAAP Adjustments                   (3,548,056)    (6,080,535)       3,531,746
             Deferred tax effect of cumulative effect of change in
                accounting principle                                                  -      2,089,835               -

             ------------------------------------------------------------------------------------------------------------
             Charge (credit) for the period under U.S. GAAP                (14,638,725)     27,649,223      16,879,290
             Total
             ------------------------------------------------------------------------------------------------------------

COMPANIA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES
-------------------------------------------------------------------------------
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued
    (Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2002 and thousands of US
                         Dollars, except as indicated)


             Deferred tax assets (liabilities) as of balance sheet dates are summarized as follows:

--------------------------------------------------------------------------------------------------------------------------
                                                         2001                                      2002
                                        ----------------------------------------  ----------------------------------------

                                            SFAS        SFAS                                        SFAS           Total
                                           No. 109     No. 109         Total          SFAS         No. 109       deferred
                                         Applied to   Applied to   Deferred Taxes    No. 109     Applied to        Taxes
                                          Chilean        U.S.          Under        Applied to       U.S.          Under
                                            GAAP         GAAP          SFAS        Chilean GAAP      GAAP          SFAS
                                          Balances    Adjustments     No. 109        Balances     Adjustments     No. 109
                                           ThCh$         ThCh$         ThCh$          ThCh$         ThCh$          ThCh$
--------------------------------------------------------------------------------------------------------------------------
Allowance for doubtful accounts           16,188,434             -     16,188,434   18,523,108            -    18,523,108
Vacation provision                           818,246             -        818,246      780,222            -       780,222
Tax loss (1)                              60,358,351             -     60,358,351   38,267,944            -    38,267,944
Capitalized staff severance indemnities    1,558,821             -      1,558,821    1,024,959            -     1,024,959
Assets and liabilities for leasing           963,268             -        963,268      660,907            -       660,907
Reappraised property, plant and
equipment depreciation                     4,881,018      (563,492)     4,317,256    3,628,454     (553,991)    3,074,463
Marketable securities                      1,699,692                    1,669,692    3,207,509            -     3,207,509
Capitalized interest                               -    (2,252,857)    (2,252,857)           -   (1,210,232)  (1,210,232)
Other temporary differences                1,645,573     1,349,361      2,994,934    2,579,221      872,976     3,452,197
                       Total Assets       88,113,403    (1,466,988)    86,646,415   68,672,324     (891,247)   67,781,077
Property, plant and equipment
depreciation                            (219,672,604)    1,061,356  (218,611,248) (207,594,668)     732,499  (206,862,169)
Staff severance indemnities               (7,537,748)    2,153,246    (5,384,502)   (6,151,905)   1,044,279    (5,107,626)
Deferred income                                          2,377,058     2,377,058
Deferred loss on sale of assets             (737,927)                   (737,927)     (667,867)           -      (667,867)
Software development                      (6,919,600)                 (6,919,600)   (5,828,114)           -    (5,828,114)
Deferred charges                          (1,524,758)                 (1,524,758)   (3,605,824)           -    (3,605,824)
Other                                              -      (490,904)     (490,904)            -     (342,888)     (342,888)
                  Total Liabilities     (236,392,637)    5,100,756  (231,291,881) (223,848,378)   1,433,890  (222,144,488)
--------------------------------------------------------------------------------------------------------------------------
Net deferred tax liabilities from
application of SFAS No. 109             (148,279,234)    3,633,768  (144,645,466) (155,176,054)     542,643  (154,633,411)
--------------------------------------------------------------------------------------------------------------------------

(1) Under the current Chilean law, tax losses can be carried forward indefinitely.

       The provision for income taxes differs from the amount of income tax determined by applying the applicable local statutory income tax rate to pretax income, calculated in accordance with U.S. GAAP, as a result of the following differences:

       ----------------------------------------------------------------------------------------------------------------
                                                                                      December 31,
                                                                       2000               2001              2002
                                                                       ThCh$              ThCh$             ThCh$
       ----------------------------------------------------------------------------------------------------------------
        Tax provision (benefit) at statutory Chilean tax rates     (14,746,432)         4,906,207        5,400,383
        Differences between accounting and tax bases:
        Price-level restatement not accepted for tax purposes         5,376,600         5,300,658        5,809,905
        Amortization of goodwill                                      5,551,700         2,431,663        3,945,903
        Sale of subsidiaries                                       (14,639,390)           224,485       (1,086,025)
        Effect of tax rate increase                                           -        17,029,694                -
        Write-off accounts receivables not accepted for tax
            purposes                                                          -            19,720                -
        Other - non deductible item                                   3,818,797        (2,263,204)       2,809,124
       ----------------------------------------------------------------------------------------------------------------
                  Income tax expense (benefit) (1)                  (14,638,725)       27,649,223       16,879,290
       ----------------------------------------------------------------------------------------------------------------


       (1) Although Telefonica CTC Chile recorded net losses for financial reporting purposes during 2000, 2001 and 2002, certain of Telefonica CTC Chile's subsidiaries recorded taxable income thus giving rise to provisions for income taxes, as Chile tax returns are filed on an individual legal entity basis.

COMPANIA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES
-------------------------------------------------------------------------------
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued
    (Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2002 and thousands of US
                         Dollars, except as indicated)

(c)      Segment information:

       1.    Information by Business Segments:

             Telefonica CTC Chile discloses segment information in accordance with SFAS N(degree)131, "Disclosures about Segments of an Enterprise and Related Information" which establishes standards for reporting information about operating segments and related disclosures about products and services and geographic areas. Operating segments are defined as components of an enterprise about which separate financial information is available that is regularly used by the Chief operating decision maker in deciding how to allocate resources and in assessing performance. The Company presents segment information in accordance with Chilean GAAP, which is used by management for internal reporting and decision-making purposes.

             The Company manages and measures the performance of its operations by business segment. The internally reported operating segments are as follows:

             Fixed Telephony

             Fixed Telephony services include Primary Service, line connections and installations, value-added services, terminal equipment marketing, directory advertising and dedicated lines. Consistent with the financial statements, revenue is recognized as services are rendered.

             Long Distance

             The Company provides domestic and international long distance services. The long distance business segment also rents its long distance network to other telecom operators, such as long distance carriers, mobile telephony operators and Internet service providers. Consistent with the financial statements, revenue is recognized as services are rendered.

             Mobile Communications

             Total mobile communications revenues include revenues from outgoing mobile traffic and mobile equipment sales, CPP interconnection revenues and revenues from other mobile services, such as paging, trucking and mobile data transmission. Handset and activation fee revenue is recognized at time of sale. Fees for cellular service are recognized monthly as services are provided, which includes a month-end estimate for cut-off purposes for contract services provided but not yet billed. Prepaid card revenues are recognized upon the customer's usage of the cards.

             Corporate Customer Communications and Data

             Corporate customer communications service includes revenues from the sale and rental of telecommunications equipment and the sale of networks to corporate customers, the rental of networks associated with private network projects of corporate customers, and data transmission services. Revenue is recognized as the service is rendered or at the point of sale.

             Information Systems Services

             The Information Systems Services segment generates revenues by providing systems integration services and products, as well as information systems platforms. The services it provides include outsourcing, network management, hardware and software maintenance, development of information systems solutions and software applications, consulting and training services. Consistent with the financial statements, revenue is recognized as services are rendered.

COMPANIA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES
-------------------------------------------------------------------------------
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued
    (Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2002 and thousands of US
                         Dollars, except as indicated)

             Other

             Other services principally include public telephone services and interconnection services provided to other local networks. Revenue is recognized as services are rendered.

       Relevant information concerning Telefonica CTC Chile and its principal subsidiaries, which represent different segments, together with information regarding other subsidiaries is as follows:


                                                                 Corporate
                                                                  Customer     Information
As of and for the year       Fixed         Long        Mobile      Comm.        Systems      Other
ended December 31, 2000    Telephony     Distance  Communication  And data     Services   Subsidiaries   Eliminations    Total
                             ThCh$        ThCh$        ThCh$       ThCh$         ThCh$        ThCh$         ThCh$        ThCh$
-----------------------  ------------ ------------- ------------ ----------  ----------- ------------   -----------  --------------
Operating revenues       464,998,650  120,149,500   191,940,500   81,049,670   136,756,220   61,549,327 (157,389,180)   899,054,687
Revenues                 429,099,030   76,328,150   183,147,390   59,711,160    96,826,180   53,942,777          -      899,054,687
Intercompany              35,899,620   43,821,350     8,793,110   21,338,510    39,930,040    7,606,550 (157,389,180)         -
transactions

Operating expenses      (441,030,550) (75,306,390) (208,757,240) (86,961,870) (126,537,560) (52,783,675) 161,227,890   (830,149,395)
Salaries                 (71,938,290)  (7,477,800)  (13,354,980) (15,329,490)  (34,827,390)  (2,862,370)          -    (145,790,320)
Services                (123,093,953) (49,893,216) (150,939,220) (32,938,370)  (58,168,022) (20,977,522)     999,262   (435,013,041)
Depreciation            (170,734,147)  (8,237,924)  (31,405,730) (10,928,300)  (20,116,098)  (6,924,573)    (999,262)  (249,346,034)
Intercompany             (75,264,160)  (9,697,450)  (13,057,310) (27,765,710)  (13,426,050) (22,017,210) 161,227,890           -
transactions

Operating income, net     23,968,100   44,843,110   (16,816,740)  (5,912,200)   10,218,660    8,765,652    3,838,710     68,905,292

Non-operating income      15,882,565      917,730       907,670    4,484,620     3,184,760     (829,007)  33,819,339     58,367,677
Financial income           9,560,460      523,240       503,910      107,120     1,467,750      251,463          -       12,413,943
Other non-operating
income                     6,322,105      394,490       403,760    4,377,500     1,717,010   (1,080,470)  33,819,339    45,953,734
Non-operating expenses  (141,744,979)  (8,983,660)  (22,054,670)  (1,935,370)   (5,091,320)  (4,839,277) (33,819,339)  (218,468,615)
Financial expenses       (98,817,170)  (1,303,980)   (4,828,640)    (747,780)   (3,206,390)  (2,244,813)  (1,653,976)  (112,802,749)
Other non-operating
expenses                 (42,927,809)  (7,679,680)  (17,226,030)  (1,187,590)   (1,884,930)  (2,594,464) (32,165,363)  (105,665,866)
Price-level restatement  (24,819,274)    (150,380)   (7,121,420)     255,440      (951,720)     196,730          -      (32,590,624)

Intercompany
transactions              14,146,020   (2,875,760)   (7,955,720)  (3,034,380)    2,971,550      587,000   (3,838,710)           -

Non-operating income,
net                     (136,535,668) (11,092,070)  (36,224,140)    (229,690)     113,270   (4,884,554)   (3,838,710)  (192,691,562)

Income (loss) before
income taxes            (112,567,568)  33,751,040   (53,040,880)  (6,141,890)   10,331,930    3,881,098          -     (123,786,270)

Income taxes              14,261,415   (4,260,709)      176,130     (465,560)   (2,154,760)  (1,792,601)         -        5,763,915
Minority interest                  -     (246,571)            -            -    (2,965,584)     (58,153)         -       (3,270,308)
Amortization of
negative goodwill                                                                    2,654      204,551                    207,205

Net (loss) income        (98,306,153)  29,243,760   (52,864,750)  (6,607,450)    5,214,240    2,234,895         -      (121,085,458)

  Total Identifiable
Assets                 2,891,536,091  270,544,483   448,884,570  233,441,991   144,979,029  110,053,136 (929,129,997) 3,170,309,303

CAPITAL EXPENDITURES
                          67,247,674    6,178,198   112,838,641    8,849,874     5,649,071    9,441,298     (999,262)   209,205,494

DEPRECIATION AND
    AMORTIZATION         172,208,959    8,237,924    31,405,730   10,928,300    20,116,098    8,490,910      999,262    252,387,183

CAPITALIZED INTEREST      26,455,413            -     5,772,077          -           -             -               -     32,227,490
-----------------------------------------------------------------------------------------------------------------------------------

COMPANIA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES
-------------------------------------------------------------------------------
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued
    (Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2002 and thousands of US
                         Dollars, except as indicated)

                                                              Corporate
As of and for                                                  Customer     Information
the year ended           Fixed         Long         Mobile     Comm. And      Systems       Other
December 31, 2001       Telephony     Distance  Communications   data        Services    Subsidiaries  Eliminations      Total
                         ThCh$        ThCh$        ThCh$        ThCh$         ThCh$         ThCh$         ThCh$          ThCh$
-----------------    ------------- -----------  -----------   -----------   ------------ -----------   -----------   -------------
Operating revenues     459,582,910  115,388,840  192,408,120  105,359,160   168,182,520    67,916,160  (188,803,057)    920,034,653
Revenues               412,468,650   81,901,480  184,172,240   72,334,353   112,828,260    56,329,670           -       920,034,653
Intercompany
 transactions           47,114,260   33,487,360    8,235,880   33,024,807    55,354,260    11,586,490  (188,803,057)            -

Operating expenses    (387,207,900) (70,084,290)(205,478,820) (92,417,780) (153,999,420)  (58,555,867)  189,185,850    (778,558,227)
Salaries               (65,189,730)  (6,658,950) (13,641,320) (16,257,520)  (35,725,550)   (4,889,410)           -     (142,362,480)
Services               (82,202,264) (40,099,458)(136,466,760) (28,502,160)  (70,301,620)  (23,893,759)      774,647    (380,691,374)
Depreciation          (165,254,206)  (8,450,622) (44,406,390) (10,236,140)  (17,016,630)   (9,365,738)     (774,647)   (255,504,373)
Intercompany
 transactions          (74,561,700) (14,875,260)( 10,964,350) (37,421,960)  (30,955,620)  (20,406,960)  189,185,850              -

Operating
 income, net            72,375,010   45,304,550  (13,070,700)  12,941,380    14,183,100     9,360,293       382,793     141,476,426

Non-operating
 income                 28,616,738      444,960     852,840         9,270     4,982,110       508,737        39,945      35,454,600
Financial income        15,500,014      425,390     541,780      (221,450)    2,509,080       (12,360)           -       18,742,454
Other non-operating
income                  13,116,724       19,570     311,060       230,720     2,473,030       521,097        39,945      16,712,146
Non-operating
  expenses            (131,004,329)  (5,186,050) (11,717,280)  (1,049,000)   (3,980,950)   (5,148,484)      (39,945)   (158,126,038)
Financial expenses     (93,443,777)    (527,360)   1,642,850     (271,920)   (2,307,200)   (1,347,240)           -      (96,254,647)
Other non-operating
expenses               (37,560,552)  (4,658,690) (13,360,130)   (777,080)    (1,673,750)   (3,801,244)      (39,945)    (61,871,391)
Price-level
  restatement            2,445,220   (1,671,121)   2,997,300      379,040    (1,774,690)     (244,368)           -        2,131,381
Intercompany
 transactions           16,885,820   (1,729,370) (12,337,340)    (951,720)    1,618,130    (3,102,727)     (382,793)             -

Non-operating
 income, net           (83,056,551)  (8,141,581) (20,204,480)   (1,612,410)     844,600    (7,986,842)     (382,793)   (120,540,057)

Income (loss) before
income taxes           (10,681,541)  37,162,969  (33,275,180)   11,328,970   15,027,700     1,373,451            -       20,936,369

Income taxes            (7,877,688)  (5,643,137)   6,733,110       330,630   (3,335,784)   (1,976,159)           -      (11,769,028)
Minority interest               -      (261,808)          -             -    (4,717,865)       41,155            -       (4,938,518)
Amortization of
  negative goodwill                                                               6,185                                       6,185

Net (loss) income      (18,559,229)  31,258,024  (26,542,070)   11,659,600    6,981,236      (561,553)           -        4,235,008

  Total
    Identifiable     2,898,790,581  319,854,719  429,160,103   214,415,437  132,777,802    82,153,207  (986,851,035)  3,090,300,814
Assets

 CAPITAL
  EXPENDITURES          29,598,557   11,195,694  133,436,542    16,469,495    2,685,513     7,048,299   (73,006,874)    127,427,226
DEPRECIATION AND
AMORTIZATION           165,979,394    8,450,622   44,406,390    10,236,140   17,016,630    10,316,754       774,647     257,180,577

CAPITALIZED
  INTEREST              15,477,075           -     5,551,203           -             -             -             -       21,028,278

-----------------------------------------------------------------------------------------------------------------------------------

COMPANIA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES
-------------------------------------------------------------------------------
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued
    (Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2002 and thousands of US
                         Dollars, except as indicated)




------------------ ----------- ----------- ------------- ----------- ----------- ----------- ------------ ------------
                                                            Corporate
As of and for                                                Customer      Information
the year ended        Fixed          Long         Mobile     Comm. And      Systems        Other
December 31, 2002    Telephony     Distance   Communications   data        Services     Subsidiaries  Eliminations      Total
                      ThCh$         ThCh$         ThCh$        ThCh$         ThCh$        ThCh$          ThCh$          ThCh$
------------------  -----------   ----------- -------------  -----------   -----------   -----------   ------------   ------------

Operating
  revenues          430,270,762   103,441,034  215,483,413    123,025,230   63,033,630   69,713,030  (141,818,418)     863,148,681
Revenues            381,227,272    78,316,783  206,931,327     86,206,862   62,321,623   48,144,814            -       863,148,681
Intercompany
  transactions       49,043,490    25,124,251    8,552,086     36,818,368      712,007   21,568,216   (141.818.418)          -

Operating
  expenses         (381,963,117)  (68,607,686)(198,928,213)  (102,537,025) (60,719,607) (65,886,421)   145,991,459    (732,650,610)
Salaries            (54,900,145)   (6,427,064) (13,595,546)   (14,519,145) (18,712,187)  (6,608,066)            -     (114,762,153)
Services            (94,963,510)  (40,307,485)(124,540,668)   (36,325,363) (35,836,358) (25,558,392)       678,558    (356,853,218)
Depreciation       (172,569,867)   (9,049,009) (50,995,901)   (11,054,111)  (6,004,060) (10,683,733)      (678,558)   (261,035,239)
Intercompany
  transactions      (59,529,595)  (12,824,128)  (9,796,098)   (40,638,406)    (167,002) (23,036,230)   145,991,459             -

Operating
 income, net          48,307,645   34,833,348    16,555,200    20,488,205    2,314,023    3,826,609      4,173,041     130,498,071

Non-operating
  income             14,702,147       959,009     1,970,019     (124,001)    3,949,040   11,194,551       (272,294)     32,378,471
Financial income     13,795,138       446,004       935,009       20,000     1,291,013      204,292             -       16,691,456
Other
  non-operating
  income                907,009       513,005     1,035,010     (144,001)    2,658,027   10,990,259       (272,294)     15,687,015
Non-operating
  expenses         (114,636,951)   (9,091,091)    (990,448)   (2,077,021)   (1,640,017) (16,730,019)     1,041,303    (144,124,244)
Financial
  expenses          (81,947,819)     (221,002)    2,205,584     (456,005)     (755,008)    (136,001)      (162,041)    (81,472,292)
Other
 non-operating
 expenses           (32,689,132)    (8,870,089)  (3,196,032)  (1,621,016)     (885,009) (16,594,018)     1,203,344     (62,651,952)
Price-level
  restatement        (6,505,065)      (231,266)    (610,006)     610,006    (2,352,619)     135,749             -       (8,953,201)
Intercompany
  transactions       23,075,231     (2,528,025) (12,369,124)     297,003            -    (3,533,035)    (4,942,050)             -

Non-operating
  income, net       (83,364,638)   (10,891,373) (11,999,559)  (1,294,013)      (43,596)  (8,932,754)    (4,173,041)   (120,698,974)

Income (loss)
 before income
 taxes              (35,056,993)    23,941,975    4,555,641   19,194,192     2,270,427   (5,106,145)            -        9,799,097

Income taxes        (17,061,798)    (4,442,642)    (657,680)  (2,404,024)   (1,005,704)  (1,144,928)            -      (26,716,776)
Minority
  interest                   -        (155,355)          -            -       (607,665)         323             -         (762,697)
Amortization
 of negative
 goodwill                                                                           -                                           -

Net (loss)
  income            (52,118,791)    19,343,978    3,897,961   16,790,168       657,058   (6,250,750)            -      (17,680,376)

  Total
   Identifiable
     Assets       2,640,788,463    213,718,949  419,574,826  206,966,537            -    73,224,700   (865,900,170)  2,688,373,305

CAPITAL
  EXPENDITURES       32,265,976      3,252,421   40,052,120   14,553,531            -     8,502,984        678,558      99,305,590
DEPRECIATION AND
 AMORTIZATION       173,269,197      9,049,009   50,995,901   11,054,111     6,004,060   12,696,243        678,558     263,747,079

CAPITALIZED
  INTEREST            4,349,117             -     3,425,289           -             -            -              -        7,774,406

----------------------------------------------------------------------------------------------------------------------------------

COMPANIA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES
-------------------------------------------------------------------------------
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued
    (Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2002 and thousands of US
                         Dollars, except as indicated)


       (d)   Reclassifications to U.S. GAAP

             Certain reclassifications would be made to the Chilean GAAP income statement in order to present Chilean GAAP amounts in accordance with presentation requirements under U.S. GAAP. Amortization of negative goodwill, amortization of goodwill, and certain other non-operating income and expense, would be included in operating income. Recoverable taxes included in other non-operating revenues would be recorded as part of income taxes under U.S. GAAP. Equity participation in income or losses of related companies included in non-operating income would be presented after income taxes and minority interest in accordance with U.S. GAAP. The following reclassifications included in the column labeled "Reclassifications" disclose amounts using a U.S. GAAP presentation, although the amounts displayed have been determined in accordance with Chilean GAAP.

       ------------------------------------------------------------------------------------------------------------------
                                                                      Year ended December 31, 2000
                                                                                                         US GAAP
                                                      Chilean GAAP           Reclassification         presentation
                                                          ThCh$                    ThCh$                  ThCh$
       ------------------------------------------------------------------------------------------------------------------
       Operating income                                   68,905,292           (89,438,029)            (20,532,737)
       Non-operating expenses                          (192,691,562)             92,088,790           (100,602,772)
       Income taxes                                        5,763,915            (1,463,310)               4,300,605
       Minority interest                                 (3,270,308)                      -             (3,270,308)
       Participation in income of related
       Companies, net                                                             (980,246)               (980,246)
       Amortization negative goodwill                        207,205              (207,205)                       -
                                                -------------------------------------------------------------------------

       Net loss                                        (121,085,458)                      -           (121,085,458)
       -----------------------------------------=========================================================================


       ------------------------------------------------------------------------------------------------------------------
                                                                      Year ended December 31, 2001
                                                                                                         US GAAP
                                                      Chilean GAAP           Reclassification         presentation
                                                          ThCh$                    ThCh$                  ThCh$
       ------------------------------------------------------------------------------------------------------------------
       Operating income                                  141,476,426           (47,784,438)              93,691,998
       Non-operating expenses, net                     (120,540,057)             47,719,883            (72,820,174)
       Income taxes                                     (11,769,028)              (541,089)            (12,310,117)
       Minority interest                                 (4,938,518)                      -             (4,938,518)
       Participation in income of related
       Companies, net                                                               611,829                 611,829
       Amortization negative goodwill                          6,185                (6,185)                       -
                                                -------------------------------------------------------------------------

       Net income                                          4,235,008                      -               4,235,008
       -----------------------------------------=========================================================================

COMPANIA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES
-------------------------------------------------------------------------------
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued
    (Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2002 and thousands of US
                         Dollars, except as indicated)



       ------------------------------------------------------------------------------------------------------------------
                                                                      Year ended December 31, 2002
                                                                                                         US GAAP
                                                      Chilean GAAP           Reclassification         presentation
                                                          ThCh$                    ThCh$                  ThCh$
       ------------------------------------------------------------------------------------------------------------------
       Operating income                                  130,498,071           (43,002,202)              87,495,869
       Non-operating expenses, net                     (120,698,974)             41,463,080            (79,235,894)
       Income taxes                                     (26,716,776)              (816,257)            (27,533,033)
       Minority interest                                   (762,697)                      -               (762,697)
       Participation in income of related
       companies, net                                                             2,355,379               2,355,379
       Amortization negative goodwill                              -                      -                       -
                                                -------------------------------------------------------------------------

       Net loss                                         (17,680,376)                      -            (17,680,376)
       ------------------------------------------------------------------------------------------------------------------

(e)      Cash flows:

       i) Information for inclusion in the statement of cash flows required by U.S. GAAP, is as follows:

-------------------------------------------------------------------------------------------------------------------------
                                                                                      December 31,
                                                                       2000               2001                2002
                                                                       ----               ----                ----
                                                                       ThCh$               ThCh$              ThCh$
-------------------------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES
Cash provided by operating activities under Chilean GAAP              353,443,748        356,286,169         324,595,006

Cash provided by operating activities under U.S. GAAP                 353,443,748        356,286,169         324,595,006

INVESTING ACTIVITIES:

Cash provided by investing  activities under Chilean GAAP            (148,307,996)      (151,928,368)       (134,417,139)

Repayment of loan form related company                                 28,672,085         10,401,145                   -

Net cash used in investing activities under U.S. GAAP                (119,635,911)      (141,527,223)       (134,417,139)

FINANCING ACTIVITIES:

Cash provided by (used in) financing activities under Chilean GAAP   (120,289,545)      (248,144,498)       (253,915,390)
Repayment of loan from related company                                (28,672,085)       (10,401,145)                  -

     Net cash used in financing activities under
   U.S. GAAP                                                         (148,961,630)      (258,545,643)       (253,915,390)

-------------------------------------------------------------------------------------------------------------------------

COMPANIA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES
-------------------------------------------------------------------------------
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued
    (Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2002 and thousands of US
                         Dollars, except as indicated)




       ii.) For the purposes of the U.S. GAAP statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents:

       ------------------------------------------------------------------------------------------------------------------
                                                                                 December 31,
                                                              2000                   2001                  2002
                                                              ThCh$                 ThCh$                  ThCh$
       ------------------------------------------------------------------------------------------------------------------
       Cash                                                 18,909,857            19,323,709             16,842,002
       Time deposits                                        79,417,081            11,366,992              2,287,310
       Marketable securities                                 2,746,119             3,473,919              1,773,744
       Other deposit instruments (*)                        35,100,384            52,720,266                      -

       ------------------------------------------------------------------------------------------------------------------
       Total cash and cash equivalents                     136,173,441            86,884,886             20,903,056
       ------------------------------------------------------------------------------------------------------------------

       (*) These items consist of investments made for cash management purposes with original maturities of less than three months.

       (iii.) Supplementary Cash Flow information:

       ------------------------------------------------------------------------------------------------------------------
                                                                                    Year ended December 31,
                                                                                    ------------------------
                                                                             2000            2001             2002
                                                                             ThCh$           ThCh$           ThCh$
       ------------------------------------------------------------------------------------------------------------------
       Interest paid                                                       112,752,040     99,364,100        83,423,755
       Income taxes paid                                                    27,562,800      6,874,220        11,671,235
       Plant and equipment acquired by assuming directly related
       long-term debt or entering into capital leases                        1,155,660        367,710           147,644
       ------------------------------------------------------------------------------------------------------------------

       (iv)  Maturities of debt:

       The Company has an unused line of credit outstanding as of December 31, 2002 with Credit Lyonnais in the amount of ThCh$9,800.

       The following payments of bank borrowings (short-term obligations and short-term portion of long-term obligation) and long-term debt, including capital leases and current maturities, are scheduled to be paid during each of the years indicated:


       ------------------------------------------------------------------------------------------------------------------
                                                                Capital Leases           Other               Total
                                                                     ThCh$               ThCh$               ThCh$
       ------------------------------------------------------------------------------------------------------------------
       2003 including accrued interest                                        -          155,482,251        155,482,251
       2004                                                             959,043          284,584,649        285,543,692
       2005                                                             911,958          191,812,376        192,724,334
       2006                                                             862,637          351,814,662        352,677,299
       2007                                                           1,157,700           60,667,729         61,825,429
       2008 and thereafter                                            2,440,847          125,908,340        128,349,187

       ------------------------------------------------------------------------------------------------------------------
                                       Total                          6,332,185        1,170,270,007      1,176,602,192
       ------------------------------------------------------------------------------------------------------------------

       The present value of net long-term minimum lease payments totaled Ch$5,084,787, as of December 31, 2002. The imputed interest totals Ch$1,551,741.

COMPANIA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES
-------------------------------------------------------------------------------
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued
    (Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2002 and thousands of US
                         Dollars, except as indicated)


       (f) Disclosure regarding the fair value of financial instruments and derivative financial instruments:

             In accordance with Statement of Financial Accounting Standards ("SFAS") No. 107, "Disclosures About Fair Value of Financial Instruments", information is provided about the fair value of certain financial instruments for which it is practicable to estimate that value.

             For the purpose of SFAS No. 107, the estimated fair value of financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced sale or liquidation.

             There are certain limitations inherent in the fair value data since while the data represents management's best estimate, the data is subjective, involving significant estimates regarding current economic and market conditions. The methods and assumptions used to estimate the fair values are as follows.

             For cash, short-term deposits and investment, and current receivables and payables, the carrying amounts approximate the fair value due to the short-term maturity of these instruments.

             For interest earning assets and interest bearing liabilities, which are contracted at variable interest rates, the book value is considered to be equivalent to the fair value.

             For financial instruments where an active secondary market exists, the fair value was calculated by discounting contractual cash flows at the current market origination rates for financial instruments with similar terms.

             For the Company's long-term fixed rate debt, the contractual cash flows were discounted at prevailing interest rates at the balance sheet dates.

             The estimated fair values of Telefonica CTC Chile's financial instruments are as follows:

             -------------------------------------------------------------------------------------------------------------
                                                                               As of December 31,
                                                                      2001                              2002
                                                           Carrying            Fair          Carrying          Fair
                                                            Amount            Value           Amount           Value
                                                             ThCh$            ThCh$            ThCh$           ThCh$
             -------------------------------------------------------------------------------------------------------------
              Assets:
              Cash and cash equivalents                       86,884,886        86,884,886     19,260,479       19,260,479
              Marketable securities                           60,218,053        60,218,053     76,812,030       76,812,030
              Accounts and notes receivable (net) and
                other                                        291,983,317       291,983,317    237,700,811      237,700,811
              Other current assets                           197,503,888       197,503,888     99,983,765       99,983,765

              Liabilities:
              Current maturities of long-term debt           153,374,370      152,823,370     168,658,764      168,505,962
              Accounts payable and accrued liabilities       263,560,327       263,560,327    177,683,575      177,683,575
              Bank borrowings (long-term)and long-term
                debt                                       1,122,626,390    1,104,740,390     932,597,581      901,145,388
              Derivatives                                    (18,873,085)     (10,935,669)    (46,150,677)     (41,015,521)
             -------------------------------------------------------------------------------------------------------------

COMPANIA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES
-------------------------------------------------------------------------------
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued
    (Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2002 and thousands of US
                         Dollars, except as indicated)


       (g)   Disclosure regarding interest capitalization:

             ------------------------------------------------------------------------------------------------------------
                                                                                Year ended December 31,
                                                                       2000               2001               2002
                                                                      ThCh$              ThCh$              ThCh$
             ------------------------------------------------------------------------------------------------------------
             Interest cost incurred                                112,802,749         96,254,647         81,472,292
             Interest capitalized under Chilean GAAP                32,227,490         21,028,278          7,774,406
             Interest capitalized under U.S. GAAP                   28,967,179         19,156,050          7,774,406
             ------------------------------------------------------------------------------------------------------------


(h)      Marketable Securities

             Under U.S. GAAP, marketable securities are accounted for under SFAS 115 "Accounting for Certain Investments in Debt and Equity Securities". This standard requires investments to be accounted for as follows: (1) Held-to-maturity securities, which are defined as debt securities that a Company has a positive intent and ability to hold to maturity are reported at amortized cost, (2) Trading securities, which are defined as those that are bought and held principally for the purpose of selling them in the near term, are reported at fair value with unrealized gains and losses included in earnings, and (3) Available-for-sale securities, which include securities not classified in either of the other two categories, are reported at fair value with unrealized gains and losses excluded from earnings and included as a separate component of shareholders' equity.

             Under Chilean GAAP, the Company presents marketable securities at the lower of cost plus indexation adjustment or market, except for investment in mutual funds which are presented at market value. Under U.S. GAAP, these investments would be considered available-for-sale and be presented at fair value with unrealized gains and losses included as a separate component for the shareholders' equity.

             Marketable securities as of each year-end are as follows:

             -------------------------------------------------------------------------------------------------------------
                                                                                        As of December 31,
                                                                                     2001                      2002
                                                                                     ThCh$                     ThCh$
             -------------------------------------------------------------------------------------------------------------
             Cost plus accrued indexation and interest                             60,218,053               76,812,030
             Unrealized loss on marketable securities                                       -              (2,591,887)
             -------------------------------------------------------------------------------------------------------------

                                    Fair value                                     60,218,053               74,220,143
             -------------------------------------------------------------------------------------------------------------


              The maturities of marketable securities are the following as of December 31, 2002:

              ----------------------------   ------------------
                 Year of Maturity                    Amount
                                                     ThCh$
              ----------------------------   ------------------
                      2003                            -
                      2004                            -
                      2005                     65,571,937
                      2006                            -
                 No contractual maturity        8,648,206
              ----------------------------   ------------------
                     Total                     74,220,143
              ----------------------------   ------------------

COMPANIA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES
-------------------------------------------------------------------------------
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued
    (Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2002 and thousands of US
                         Dollars, except as indicated)


       (i)   Employee Benefit Plans

             i. Employee Benefits:

             Employee pension and health insurance benefits are provided by independent pension funds and health-insurance companies, which are funded by employees' contributions. Telefonica CTC Chile has no responsibility as an employer to make payments under these plans, other than to withhold amounts from employees' salaries.

             Substantially all of Telefonica CTC Chile's employees have the right to receive an indemnity in the event of voluntary or involuntary severance of employment. The severance indemnity is generally equal to 40 days' remuneration for each year of service, computed at the latest salary level. As permitted by law, in certain cases Telefonica CTC Chile prepaid part of the future severance indemnities. The difference between the prepaid amount and the present value of such future obligations prepaid amounts were charged to income. The effect of such charges on all periods presented was not significant.

             Termination indemnity employee benefits have been accounted for in accordance with SFAS No. 87 consistent with that of a defined benefit pension plan, measuring the liability by projecting the future expected severance payments using a salary progression rate net of inflation adjustments, mortality and turnover assumptions, and which are then discounted to their present value using real interest rates.

             An analysis of the changes in the accrued amounts for staff severance indemnities during each of the two years ended December 31, 2002 is as follows.

             ----------------------------------------------------------------------------------------------
                                                                             2001              2002
             Changes in obligations:                                        ThCh$             ThCh$
             ----------------------------------------------------------------------------------------------
                       Obligation as of January 1                         29,686,000         33,151,580
                       Net periodic benefit expense                       30,663,760          9,512,799
                       Benefits paid                                    (27,198,180)       (19,174,094)

             ----------------------------------------------------------------------------------------------
                       Obligation as of December 31                       33,151,580         23,490,285
             ----------------------------------------------------------------------------------------------

             ----------------------------------------------------------------------------------------------
                                                                             2001              2002
              Components of net periodic benefit expenses:                  ThCh$             ThCh$
             ----------------------------------------------------------------------------------------------
                       Service cost                                        2,844,860          3,066,265
                       Interest cost                                       2,993,180          2,320,611
                       Actuarial gain (loss)                              24,825,720          4,125,923

             ----------------------------------------------------------------------------------------------
                       Net periodic benefit expense                       30,663,760          9,512,799
             ----------------------------------------------------------------------------------------------


             -------------------------------------------------------------------------------------
              Assumption as of December 31                       2000        2001        2002
             -------------------------------------------------------------------------------------
                       Discount rate                              7%          7%          7%
                       Salary increase                           4.7%        4.65%       4.5%
                       Turnover                                   0%         2.4%        2.4%
             -------------------------------------------------------------------------------------

COMPANIA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES
-------------------------------------------------------------------------------
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued
    (Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2002 and thousands of US
                         Dollars, except as indicated)


             ii. Corporate Restructuring and Activity Value Analysis Project:

             During 1999, the Company completed an evaluation of its costs and productivity of the following areas of Telefonica CTC Chile's operations: administration, network management and maintenance, repairs, sales, customer service, collections and finance. The completion of this project resulted in the elimination or alteration of certain business activities of the Company, termination of its contractual relationships with several of its independent contractors, and the reduction of its workforce in 1999 and 2000 due to early retirement plans, voluntary resignations and other reasons. In addition, during the months of January and February 2001, and as part of the corporate restructuring process, the Company implemented a new early retirement plan.

             During the month of June 2001, the Company carried out a headcount reduction process which involved employees of Telefonica CTC Chile and its subsidiaries. This process, together with the early retirement plan implemented in early 2001, originated charges to income from severance payments and other costs for a total amount of ThCh$18,961,222 during the first half of 2001.

             During the month of October 2002, the Company carried out a headcount reduction process which involved employees of Telefonica CTC Chile and its subsidiaries. This process, originated charges to income from severance payments and other costs for a total amount of ThCh$15,224,434 during the second half of 2002.

             This headcount reduction process is part of a broad business restructuring with the objective of achieving a better competitive positioning and increased efficiency that would allow the Company to partly compensate for the losses recorded in the last two years.

       (j)   Derivatives instruments:

             Beginning January 1, 2001, for purpose of the U.S. GAAP reconciliation, the Company adopted Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" (SFAS 133) and the corresponding amendments under SFAS No. 138. SFAS 133 as amended establishes accounting and reporting standards that required every derivative instrument (including certain derivative instruments embedded in other contracts) to be recorded in the balance sheet as either an asset or liability, measured at its fair value. SFAS 133 also requires that changes in the derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met. Special accounting for qualifying hedges allows a derivative's gains and losses to offset related results on the hedged item in the income statement. However, as the company's formal documentation at the inception for the hedge did not qualify for hedged accounting treatment.

             The following is a summary of the Company's adjustment to fair values for all identified derivative contracts at the date of implementation of SFAS No. 133 on January 1, 2001.

                                                    As of January 1, 2001
                                                           Total
                                                           ThCh$

            Financial derivatives                         11,102,047
            Embedded derivatives                           2,572,897
            Deferred tax effects                         (2,089,835)
                                                       --------------
            Cumulative change in accounting principle     11,585,109
                                                       ==============

COMPANIA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES
-------------------------------------------------------------------------------
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued
    (Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2002 and thousands of US
                         Dollars, except as indicated)

       (k)   Early extinguishments of debt

             As of January 1, 2002, the Company adopted SFAS No. 145, "Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections." Among other items, this Statement rescinds FASB Statement No. 4, "Reporting Gains and Losses from Extinguishments of Debt". As a result, early extinguishments of debt are no longer reported as extraordinary items but are included in income from continuing operations. For the year ended December 31, 2002, the Company extinguished bank loans, repurchase of bonds in the national and international markets and the renegotiation of loans, obtaining reduced interest rates and extended maturities. This resulted in a loss of approximately ThCh$ 2,107,899 for the year ended December 31, 2002. There were no early extinguishments of debt during 2001 and 2000.

       (l)   Recently issued pronouncements

             In January 2003, the Chilean Association of Accountants issued Technical Bulletin No. 72, "Combinacion de Negocios Inversiones Permanentes y Consolidacion de Estados Financieros". This standard complements or replaces existing accounting literature for business combinations under Chilean GAAP, and requires all acquisitions initiated after January 1, 2003 to be accounted for using the purchase method based on fair values of assets acquired and liabilities assumed. In addition, in exceptional cases, the pooling-of-interest method may be used in reorganizations between related parties or for those transactions, where there is no clear acquirer. Technical Bulletin No. 72 continues to require the amortization of goodwill, and specifies the requirement for an impairment test. Notwithstanding any future transactions, the adoption of Technical Bulletin No. 72 is not expected to have a significant effect on the results of operations, financial position or cash flows of the Company.

             In June 2001 the U.S. Financial Accounting Standards Board issued Statement of Financial Accounting Standard SFAS No. 143, "Accounting for Asset Retirement Obligations". SFAS No. 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimated of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset and depreciated over the life of the associated fixed asset. An entity shall measure changes in the liability for an asset retirement obligation due to passage of time by applying an interest method of allocation to the amount of the liability at the beginning of the period. The interest rate used to measure that change shall be the credit-adjusted risk-free rate that existed when the liability was initially measured. That amount shall be recognized as an increase in the carrying amount of the liability and as an expense classified as an operating item in the statement of income. SFAS No. 143 is effective for fiscal years beginning after June 15, 2002. The Company determined that the adoption of SFAS 143 will not have any impact on its results of operations, its financial position and its cash flows.

             In June 2002, the U.S. Financial Accounting Standards Board issued Statement No. 146 (SFAS 146), "Accounting for Costs Associated with Exit or Disposal Activities". SFAS 146 requires that a liability for costs associated with an exit or disposal activity be recognized when the liability is incurred and indicates that an entity's commitment to an exit plan does not by itself create a present obligation to others that meets the definition of a liability. This statement nullifies Emerging Issue Task Force
             (EITF) Issue No. 94-3, "Liability Recognition for Certain
             Employee Termination Benefits and Other Costs to Exit and Activity (including Certain Costs Incurred in a Restructuring)". The provisions of this statement are effective for exit or disposal activities that are initiated after December 31, 2002. Compania de Telecomunicaciones de Chile S.A. will apply the provisions of SFAS 146 to all exit and disposal activities after December 31, 2002.

COMPANIA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES
-------------------------------------------------------------------------------
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued
    (Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2002 and thousands of US
                         Dollars, except as indicated)


             In November, 2002, Emerging Issues Task Force ("EITF") 02-16, "Accounting by a Customer (Including a Reseller) for Certain Consideration Received from a Vendor" was issued, which is applicable for all arrangements of this nature entered into after December 15, 2002. This EITF expanded the scope of the issue No. 01-9, "Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor's Products)," to (a) include resellers that sell goods or services to a vendor (that is, resellers and vendors that sell goods or services to each other),
             (b) include end-users that receive cash consideration from a vendor, and (c) provide guidance on the recognition and measurement of cash consideration (including up-front nonrefundable cash consideration) received from a vendor. The Company believes that the adoption of this EITF will have no impact on its statements of financial condition, its statements of operations or cash flows.

             In November 2002, the FASB issued FASB Interpretation No. 45, Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others (FIN 45). FIN 45 requires additional disclosures by guarantors about obligations under guarantees that it has issued. This statement also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of obligations undertaken in issuing guarantees. The disclosure requirements for FIN 45 are effective for financial statements of interim and annual periods ending after December 15, 2002. The initial recognition and initial measurement requirements are applicable on a prospective basis for guarantees issued or modified after December 31, 2002.

             In January 2003, the FASB issued FASB Interpretation No. 46, Consolidation of Variable Interest Entities (FIN 46), an interpretation of Accounting Research Bulletin No. 51, Consolidated Financial Statements (ARB 51). FIN 46 addresses consolidation by business enterprises of variable interest entities, which are entities subject to consolidation according to the provisions of FIN 46. For interests acquired on or after February 1, 2003, FIN 46 applies immediately. For existing interests as of January 31, 2003, FIN 46 is effective on July 1, 2003. The Company does not believe that the adoption of FIN 46 will affect its accounting.

             In January, 2003, Emerging Issues Task Force ("EITF") 00-21, "Revenue Arrangements with Multiple Deliverables," was issued, which is applicable for all revenue arrangements of this nature entered into after June 15, 2003. This EITF applies to all deliverables within contractually binding arrangements in all industries in which a vendor will perform multiple revenue-generating activities with certain exceptions. The application guidance contains guidance on 1) how these arrangements should be measured; 2) whether the arrangement should be divided into separate units of accounting, and 3) how the arrangement consideration should be allocated among the separate units of accounting. The Company believes that the issuance of this EITF will have no impact on its statements of financial condition, its statements of operations or cash flows.

             In April 2003, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards SFAS No. 149 (SFAS No.149), Amendment of Statement 133 on Derivative Instruments and Hedging Activities. SFAS No. 149 amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS No. 133. SFAS No. 149 is applied prospectively and is effective for contracts entered into or modified after June 30, 2003, except for SFAS No. 133 implementation issues that have been effective for fiscal quarters that began prior to June 15, 2003, and certain provisions relating to forward purchases or sales of when-issued securities or other securities that do not yet exist. The Company does not believe that SFAS No. 149 will affect its consolidated financial statements.

             In May 2003, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 150 ("SFAS No. 150"), "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity". This statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity and will require an issuer to classify as a liability certain instruments currently classified as equity. The Company does not expect SFAS 150 to have a material impact on its consolidated financial statements.

COMPANIA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES
-------------------------------------------------------------------------------
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued
    (Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2002 and thousands of US
                         Dollars, except as indicated)



       (m)   Additional Subsequent Events

             i)     VTR access charges

                    On April 7, 2003, Chile's Supreme Court upheld a Court of Appeals' ruling rejecting an injunction filed by the Company against Resolution No. 1726, dated October 2, 2002, of the Undersecretary of Telecommunication ordering the Company to pay a Ch$78 million invoice for access charges incurred between June 25 and June 30, 2002 issued by VTR with no consideration for the Interconnection Agreement it entered into with the Company on March 3, 1997. Nevertheless, the Court of Appeals' ruling states that Subtel's Resolution can be overturned by the ruling of a court of law at the end of a normal lawsuit.

                    On April 15, 2003, the Company submitted to the Transportation and Telecommunications Minister a brief against Ordinary Notification No. 36,396, dated October 17, 2002. In the brief the Company seeks the nullification of Subtel's allegation that the Company did not comply with Resolution No. 1726.

                    Apart from the administrative proceedings started with the Transportation and Telecommunications Minister, the Company will try to obtain a court of law ruling pronouncing the March 3, 1997 Interconnection Agreement entered into by and between the Company and VTR, to be binding for the two parties.

             ii)    Dividend distribution policy

                    At the General Shareholders' Meeting held on April 4, 2003, the Board of Directors announced the Company's dividend distribution policy. In 2003, it will consist of distributing at least 30% of the 2003 net income accordance with Chilean GAAP, through in a final dividend to be paid in May 2004.


            iii) Resignation of Board Member and Deputy Chairman and his replacement

                    On April 22, 2003, Mr. Jacinto Diaz Sanchez resigned from his position of Member of the Board and Deputy Chairman of "Telefonica CTC Chile". On that same date, the Board of Directors appointed Mr. Jose Maria Alvarez-Pallete as his replacement.

             iv)    Changes in essential assets declaration.

                    Annually, in the Ordinary Shareholder's Meeting, the Company restricts the disposition of assets or property rights which are essential for the Company's ongoing business and declared as essential assets the 51% of the shares of its strategic subsidiaries. The Shareholder's meeting held on April 4, 2003, approved to declare as an essential asset the 51% of the shares of Telefonica Empresas CTC Chile S.A. and to exclude the subsidiary CTC Equipos S.A. which was declared as essential asset until this date.

              v) Tariff Setting Process for Telefonica CTC Chile's Services for 2004 -2009

                    On January 13, 2003, Telefonica CTC Chile requested that the Antitrust Commission, on the basis that market conditions are sufficient to guarantee healthy competition, rule in favor of tariff deregulation in specific geographical areas and allow the Company flexibility to offer tariff plans different from the regulated rates without previous authorization. The Company also requested that, in cases where conditions are not sufficient to guarantee competition, the Antitrust Commission define the services that will be subject to tariff regulation by the corresponding Ministries.

COMPANIA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES
-------------------------------------------------------------------------------
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued
    (Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2002 and thousands of US
                         Dollars, except as indicated)



                    On May 22, 2003, the Antitrust Commission issued Resolution
                    686. This Resolution ruled against deregulation of rates charged by Telefonica CTC Chile for services to the public. Although the Ministries of Economy and of Telecommunications, as part of the Antitrust Commission's resolutory process, issued opinions that were favorable to providing tariff flexibility to the Company, the Antitrust Commission did not issue a specific pronouncement regarding such tariff flexibility. Resolution 686 also defined the services subject to tariff regulation by the Ministries for the 2004 - 2009 tariff decree, which are substantially similar to the services regulated in Tariff Decree No. 187.

                    In accordance with the requirements of the tariff setting process, on April 30, 2003, Telefonica CTC Chile presented to Subtel its proposal for the technical-economic bases upon which tariffs for the 2004-2009 period will be determined. The Company's proposed criteria addresses all necessary aspects to be defined previous to the tariff study, such as, among other things, the analysis period, tariff areas, tariff projections criteria and network design criteria. On May 30, 2003, Subtel provided the Company with the text of a proposal of the technical-economic bases. Subsequently, the Company presented arguments against such text and, as provided for in the tariff setting process, requested the formation of a panel of experts, which was constituted in June 2003. The panel, whose final opinion is not binding upon Subtel, consists of three experts, one designated by the Company, one by Subtel and the third by mutual agreement between both parties. Once these issues are resolved, Subtel must issue the final technical-economic bases, which will define the conditions that will govern the "Tariff Study," which is the document that sets the tariff structure and the tariff level, as well as the indexation formula for each regulated service. The period for Telefonica CTC Chile to present its Tariff Study to the Ministries expires on November 5, 2003.

             vi)    Refinancing

                    In April, 2003, Compania de Telecomunicaciones de Chile S.A. refinanced the obligation with Citibank of US$ 180 million which has allowed the company to: (a) make payment of US$ 30 million in 2003, and (b) lengthen the maturity profile of its debt.

              vii) Telefonica CTC Chile S.A. announces proposal of extraordinary dividend

                    On May 29, 2003, The Board of Directors agreed to hold an Extraordinary Shareholders Meeting to approve the distribution of a dividend of Ch$17.5 per share, to be charged to retained earnings as of December 31, 2002. This Extraordinary Shareholders Meeting will be held on July 11, 2003.

             viii)  Complaint from the Metropolitan Region's Customs Management

                    In June 2003, the national customs office rejected the administrative determination of the regional customs office, and made a final ruling in favor of the Company's appeal and against any finding of liability on the part of the Company (See Note 27 (iv)).

             ix) In the period from January 1 to June 26, 2003, there have been no other subsequent events that would materially affect these financial statements.

COMPANIA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES
-------------------------------------------------------------------------------
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued
    (Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2002 and thousands of US
                         Dollars, except as indicated)



---------------------------------------------------------------------------------------------------------------------
                                                                         2002
                                             Schedule II - Valuation and Qualifying Accounts (in thousands of constant
                                                              Chilean pesos of December 31, 2002)
---------------------------------------------------------------------------------------------------------------------
                                                   Balance at       Additions charged
                                                   Beginning          to costs and                          Balance at
                                                   of period           expenses          Deductions      end of period
                                                     ThCh$               ThCh$              ThCh$            ThCh$
---------------------------------------------------------------------------------------------------------------------
December 31, 2000                                 104,993,050         72,352,819        79,693,436        97,652,433
Allowance for doubtful accounts                   100,705,160         70,029,139        76,605,496        94,128,803

December 31, 2001                                  97,652,433         22,575,473        45,540,209        74,687,697
Allowance for doubtful accounts                    94,128,803         20,536,073        42,052,629        72,612,247

December 31, 2001                                  74,687,697         27,940,567        11,327,558        91,300,706
Allowance for doubtful accounts                    72,612,247         26,001,066         9,102,925        89,510,388

---------------------------------------------------------------------------------------------------------------------

                                   SIGNATURES


     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.


                              Compania de Telecomunicaciones de Chile S.A.
                              By: /s/ Julio Covarrubias F.
                                  --------------------------------------------
                                  Name:  Julio Covarrubias F.
                                  Title: Chief Financial Officer



     Dated: June 30, 2003

                                  CERTIFICATION


I, Claudio Munoz Z., certify that:

1. I have reviewed this annual report on Form 20-F of Compania de Telecomunicaciones de Chile S.A.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

         a. designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

         b. evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

         c. presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

         a. all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

         b. any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.


Date: June 30, 2003
                                       By: /s/ Claudio Munoz Z.
                                           ------------------------------------
                                       Name:  Claudio Munoz Z.
                                       Title: Chief Executive Officer

                                  CERTIFICATION


I, Julio Covarrubias F., certify that:

1. I have reviewed this annual report on Form 20-F of Compania de Telecomunicaciones de Chile S.A.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

         a. designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

         b. evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

         c. presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

         a. all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

         b. any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.


Date: June 30, 2003
                                         By: /s/ Julio Covarrubias F.
                                             ----------------------------------
                                         Name:  Julio Covarrubias F.
                                         Title: Chief Financial Officer