Form 20-F
period 2003-12-31
TELECOMMUNICATIONS CO OF CHILE
filed 2004-06-29
CIK 863614

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

    REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF
THE SECURITIES EXCHANGE ACT OF 1934

OR

    ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003

OR

    TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                          to

Commission File Number: 001-10579

Compañía de Telecomunicaciones de Chile S.A.

(Exact name of Registrant as specified in its charter)

Telecommunications Company of Chile
(Translation of Registrant's name into English)

Republic of Chile
(Jurisdiction of incorporation or organization)

Avenida Providencia 111
Santiago, Chile
(Address of principal executive offices)

Title of each class:	Name of each exchange on which registered:
American Depositary Shares	New York Stock Exchange
Series A Common Stock	New York Stock Exchange*

*	Listed not for trading, but only in connection with the registration of American Depositary Shares, pursuant to the requirements of the Securities and Exchange Commission.

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

Yes X	No

Indicate by check mark which financial statement item the Registrant has elected to follow:

Item 17	Item 18 X

i

CERTAIN TERMS AND CONVENTIONS

All references to "Chile" or the "Republic" herein are references to the Republic of Chile. All references to the "Government" herein are references to the Government of Chile. Unless otherwise specified herein, all references to "Telefónica CTC Chile" or the "Company" herein are references to Compañía de Telecomunicaciones de Chile S.A., a publicly held stock corporation (sociedad anónima abierta) organized under the laws of Chile, and its subsidiaries. All references to "Telefónica" herein are references to Telefónica S.A., a publicly held stock corporation organized under the laws of the Kingdom of Spain. All references to "Telefónica Group" herein are references to Telefónica and its Latin American subsidiaries, including Telefónica CTC Chile.

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

PRESENTATION OF FINANCIAL INFORMATION

This Annual Report contains the audited consolidated balance sheets of Compañía de Telecomunicaciones de Chile S.A. and Subsidiaries as of December 31, 2002 and 2003 and the related consolidated statements of income and cash flows for each of the three years in the period ended December 31, 2003 (collectively, the "Audited Consolidated Financial Statements" or "Financial Statements"), all of which were audited by Deloitte & Touche Sociedad de Auditores y Consultores Ltda. The Audited Consolidated Financial Statements have been prepared in accordance with Chilean GAAP, which differs in certain significant respects from U.S. GAAP. See Note 34 to the Audited Consolidated Financial Statements of the Company, included elsewhere in this Annual Report, for a description of the principal differences between Chilean GAAP and U.S. GAAP as they relate to the Company and a reconciliation to U.S. GAAP of net income and shareholders' equity for the periods and as of the dates covered thereby. As required by Chilean GAAP, the Company publishes its financial statements in Chilean pesos that are adjusted to reflect changes in purchasing power due to inflation. In accordance with the Securities and Exchange Commission rules and regulations, such price-level restatement has not been removed from the U.S. GAAP reconciliation of net income and shareholders' equity. Unless otherwise specified, financial data regarding the Company is presented herein in constant Chilean pesos of December 31, 2003 purchasing power. See Note 2(f) to the Audited Consolidated Financial Statements of the Company.

Percentages and certain amounts contained herein have been rounded for ease of presentation. Any discrepancies in any table between totals and the sums of the amounts listed are due to rounding.

Merely for the convenience of the reader, translations of certain amounts into dollars at a specified rate have been included herein. Unless otherwise specified, or unless the context otherwise requires, the U.S. dollar equivalent for information in Chilean pesos is based on the exchange rate (the "Observed Exchange Rate") reported by Banco Central de Chile (the "Central Bank") that is computed, for any date, by averaging the exchange rates of the previous business day's transactions in Chile's Mercado Cambiario Formal (the "Formal Exchange Market"). On January 2, 2004, the Central Bank reported that the Observed Exchange Rate with reference to December 31, 2003, the last day in 2003 for which an exchange rate was reported, was Ch$593.80 = US$1.00. Telefónica CTC Chile does not represent that the Chilean peso or U.S. dollar amounts in this Annual Report actually represent, or could have been or could be converted into U.S. dollars or Chilean pesos, as the case may be, at the rates indicated, or at any particular rate or at all. The Federal Reserve Bank of New York does not report a noon buying rate for Chilean pesos. See "Item 3: Key Information––Exchange Rates" for information regarding historical rates of exchange in Chile from January 1, 1999. Unless otherwise specified, references herein to the devaluation or the appreciation of the Chilean peso against the U.S. dollar are in nominal terms (without adjusting for inflation), based on the Observed Exchange Rates for the relevant period.

FORWARD-LOOKING STATEMENTS AND ASSOCIATED RISKS

This Annual Report contains certain "forward-looking statements" within the meaning of Section 21E of the Exchange Act. Some of these forward-looking statements include forward-looking phrases such as "anticipates," "believes," "could," "estimates," "expects," "foresees," "intends," "may," "should" or "will continue," or similar expressions or the negatives thereof or other variations on these expressions, or similar terminology, or discussions of strategy, plans or intentions. These statements also include descriptions in connection with, among other things:

•	the Company's business development plans and strategies, including its asset growth, cost-saving and financing plans;

•	the effects of the Company's reorganization of its business units;

•	new offerings of services and acquisitions of licenses, and anticipated demand related to such new services and licenses;

•	the future impact of competition;

•	economic and political developments in Chile;

•	the proposed offer of Telefónica Móviles to purchase the Company's mobile operations;

•	the effects of inflation and currency volatility on the Company's financial condition and results of operations;

•	the outcome of litigation and regulatory proceedings in which the Company is involved, including its litigation with the State of Chile;

•	the Company's unionized employees;

•	trends affecting the Company's financial condition or results of operations; and

•	regulations affecting the Company's business, including tariff rulings, decrees and charges.

Such statements reflect our current views regarding future events and are subject to certain risks, uncertainties and assumptions. Many factors could cause actual results, performance or achievements to be materially different from any future results, performance or achievements that forward-looking statements may express or imply, for example:

•	changes in regulations and laws;

•	the Company's ability to implement its cost and expenses control plans and its investment program, including its ability to arrange financing where required;

•	the nature and extent of future competition and technological development;

•	political, economic and demographic developments in Chile; and

•	other risks and uncertainties, some of which are described in more detail in "Item 3: Key Information––Risk Factors," "Item 4: Information on the Company" and "Item 5: Operating and Financial Review and Prospects."

If one or more of these risks or uncertainties affects future events and circumstances, or if underlying assumptions do not materialize, actual results may vary materially from those described in this Annual Report as anticipated, believed, estimated or expected. We have no plans to update any industry information or forward-looking statements set out in this Annual Report and have no obligation to update any such statements.

PART I

ITEM 1.    IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.    OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.    KEY INFORMATION

A.    Selected Financial Data

The selected financial data presented below was prepared in accordance with Chilean GAAP, which differs in certain significant respects from U.S. GAAP. Note 34 to the Audited Consolidated Financial Statements provides a summary of significant differences between Chilean GAAP and U.S. GAAP as they relate to us, including the impact of such differences on our net income and shareholders' equity. The selected financial data should be read in conjunction with the Audited Consolidated Financial Statements and notes thereto, "Item 5: Operating and Financial Review and Prospects" and other financial information included herein. Prior to the year 2002, the Company had historically prepared the audited consolidated financial statements to its annual reports directly in U.S. GAAP. As a result, the Audited Consolidated Financial Statements included herein, and the selected financial data presented below and other financial data contained herein, which unless otherwise indicated, have been prepared in accordance with Chilean GAAP, may not be directly comparable to data presented in annual reports prior to that for the fiscal year ended December 31, 2002.

	1999	2000	2001	2002	2003	2003
	(In millions of constant Chilean pesos as of December 31, 2003, except ratios)					(In millions of U.S. dollars)
Statement of Operations Data:

Chilean GAAP
Operating Revenues	954,851	908,045	929,235	869,725	812,790	1,368.8
Depreciation and Amortization	(233,390)	(251,840)	(258,059)	(263,645)	(263,687)	(444.1)
Administrative and Selling Costs	(148,584)	(134,452)	(132,678)	(131,719)	(143,161)	(241.1)
Other Operating Costs and Expenses	(445,007)	(452,158)	(339,608)	(342,558)	(290,584)	(489.4)
Operating Income	127,557	69,594	142,891	131,803	115,358	194.3
Interest Income	15,384	12,538	18,930	16,858	7,077	11.9
Interest Expense, Net of Capitalized Interest	(98,700)	(113,931)	(97,218)	(82,287)	(61,245)	(103.1)
Price Level Restatement and Exchange Differences(1)	(62,960)	(32,916)	2,152	(9,042)	635	1.1
Income (loss) before Income Tax	(37,663)	(125,025)	21,145	9,898	39,284	66.2
Income Tax	(13,485)	5,821	(11,887)	(26,984)	(29,009)	(48.9)
Net Income (loss)	(56,668)	(122,297)	4,277	(17,857)	10,134	17.1
Dividends Paid(2)	16,169	2,637	—	1,370	16,717	28.2
Basic Earnings (loss) per Share(3)	(0.0592)	(0.1278)	0.0045	(0.0187)	0.0106	0.0
Earnings per ADS(4)	(0.2368)	(0.5112)	0.0180	(0.0748)	0.0424	0.0
Dividends per Share(5)	0.0169	0.0028	—	0.0014	0.0175	0.0
Dividends per ADS(4)	0.0676	0.0112	—	0.0056	0.0699	0.0
Weighted Average Number of Shares Outstanding (thousands)	957,157	957,157	957,157	957,157	957,157
U.S. GAAP
Net Income (loss)	(67,565)	(137,869)	(37,093)	29,278	28,147	47.4
Number of Shares	957,157	957,157	957,157	957,157	957,157
Earnings (losses) per Share	(0.0706)	(0.1440)	(0.0388)	0.0306	0.0294	0.0
Balance Sheet Data:
Chilean GAAP
Current Assets	427,992	636,977	663,788	450,848	420,684	708.5
Property, Plant and Equipment, Net	1,787,874	2,235,020	2,145,249	1,958,434	1,829,868	3,081.2
Total Assets	3,147,843	3,202,012	3,121,204	2,715,257	2,494,981	4,201.7
Total Long-Term Bank Borrowings and Debt (including Current Maturities)	1,555,396	1,471,108	1,281,231	1,107,723	814,178	1,371.1
Total Shareholders' Equity	1,436,297	1,313,823	1,318,349	1,299,557	1,290,238	2,172.8
U.S. GAAP
Shareholders' Equity	1,312,589	1,172,944	1,138,728	1,166,180	1,174,242	1,977.5
Other Data:
Capital Expenditures (6)	247,304	211,297	128,701	100,298	153,011	257.7

(1)	Monetary correction is the aggregate of purchasing power gain, loss on indexation and gain (loss) on foreign currency transactions. See "Item 5: Operating and Financial Review and Prospects—Impact of Inflation."

(2)	Dividends paid represent the amount of dividends paid in the periods indicated.

(3)	Basic earnings (loss) per share have been computed using the weighted average number of shares outstanding during each period presented.

(4)	Calculated on the basis that each ADS represents four shares of Series A Common Stock.

(5)	Represents an amount equal to the interim dividends declared for each year and the final dividend for the preceding year declared in April of each year. See "Item 8: Financial Information—Dividend Policy and Dividends."

(6)	Represents the amount disbursed in each year, irrespective of the year in which the investment was made.

Exchange Rates

Chile's Ley Orgánica Constitucional del Banco Central de Chile No. 18,840 (the "Central Bank Act"), enacted in 1989, liberalized the rules that govern the purchase and sale of foreign exchange in Chile. Prior to 1989, Chilean law authorized the purchase and sale of foreign exchange only in those cases explicitly authorized by the Central Bank.

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

Since 1989, the Central Bank has also set a reference exchange rate known as the dólar acuerdo (the "Reference Exchange Rate") that is reset monthly, taking internal and external inflation into account, and is adjusted daily to reflect variations in the parities between the peso and each of the U.S. dollar, the euro and the Japanese yen.

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

The following table sets forth the high, low, average and year-end Observed Exchange Rates for U.S. dollars for each year beginning with 1999 and for each of the past six months, as reported by the Central Bank. On May 31, 2004, the Observed Exchange Rate was Ch$636.32 = US$1.00.

	Observed Exchange Rates(1) (Ch$ per US$)
	Low(2)	High(2)	Average(3)	Period-End
Year ended December 31, 1999	468.69	550.93	508.78	530.07
Year ended December 31, 2000	501.04	580.37	539.90	573.65
Year ended December 31, 2001	557.13	716.62	634.87	654.79
Year ended December 31, 2002	641.75	756.56	688.24	718.61
Year ended December 31, 2003	593.10	758.21	691.54	593.80
Month ended December 31, 2003	593.10	621.27	602.90	593.80
Month ended January 31, 2004	559.21	596.78	573.64	591.42
Month ended February 29, 2004	571.35	598.60	584.31	592.87
Month ended March 31, 2004	588.04	623.21	603.91	616.41
Month ended April 30, 2004	596.61	624.84	608.19	624.84
Month ended May 31, 2004	622.25	644.42	635.76	636.02
Month ended June 18, 2004	636.02	649.45	645.23	648.16

Source: Central Bank

(1)	Reflects nominal pesos at historical values.

(2)	Exchange rates are the actual high and low for each period.

(3)	Corresponds to daily average rates during the period.

Telefónica CTC Chile does not represent that the Chilean peso or U.S. dollar amounts referred to herein actually represent the amounts that were, could have been or could be converted into U.S. dollars or Chilean pesos, as the case may be, at the rates indicated, at any particular rate or at all.

The Central Bank regulates the international issuance by Chilean companies of non-peso-denominated debt, including, among other things, the repatriation and exchange for pesos of the foreign currency proceeds from such offerings. See "Item 10: Additional Information—Exchange Controls and Other Limitations Affecting Security Holders."

B.    Capitalization and Indebtedness

Not applicable.

C.    Reasons for the Offer and Use of Proceeds

Not applicable.

D.    Risk Factors

The following discussion should be read together with the balance of this Form 20-F, including the Audited Consolidated Financial Statements.

Tariff regulation may adversely affect revenues in certain of Telefónica CTC Chile's businesses.

The Chilean Government has historically regulated local telephony services in Chile. The Comisión Resolutiva Antimonopolios (the "Antitrust Commission"), a Chilean government agency responsible for making certain determinations relating to competitive conditions in the telecommunications industry, has determined that Telefónica CTC Chile is a dominant operator of local telephony in many areas of Chile. As a result, the Company is subject to tariff decrees that regulate certain rates and fees the Company can charge for such local telephony services in most of the country. In accordance with the telecommunications law, all the telecommunications operators are subject to regulation of their access charges (the charge to telecommunications operators for accessing another operator's network); however, these have been set at different levels depending on the operator. Consequently, costs of accessing different operators' networks differ. Regulatory changes in approved access charge rates may affect the revenues for local telephony and costs of interconnections to other local operators. Similarly, these represent costs for the long-distance and mobile businesses for interconnections to local operators.

Based on the Company's estimates, the introduction of Tariff Decree No. 187 caused a reduction of approximately 25% in regulated revenue per line in the first year, and has since continued to affect negatively the Company's results. Since 1999, the Company has sought administrative relief to correct what it believes are certain errors and illegalities in Tariff Decree No. 187. Upon denial of such relief, and having exhausted the administrative recourses available to it, in March 2002, Telefónica CTC Chile filed a civil lawsuit for damages against the State of Chile, which is currently pending.

On May 4, 2004, a new Tariff Decree for the period between May 6, 2004 and May 6, 2009 was issued by the Undersecretary of Telecommunications (SUBTEL), though final approval by the Chilean General Controller and publication in the official gazette of Chile is still pending. See "Item 4: Information on the Company—Business Overview—Licenses and Tariffs—Tariff Setting Process for Telefónica CTC Chile's Services for 2004-2009." Regulated revenues from local telephony represented approximately 41% of Telefónica CTC Chile's consolidated revenues for the year 2003. Once final approval is given for the new tariffs, the Company estimates that regulated local telephony revenues will decrease between 3% and 5% over a twelve-month period, assuming that traffic is redistributed to the lower tariff levels; however, the Company can give no assurance that the new tariff decree in its final form will not materially adversely affect its results of operations or financial position.

In February 1999, the Government introduced the Calling Party Pays ("CPP") system for calls to mobile telephones and published tariff decrees for each of the mobile operators, setting the interconnection rate that these operators may charge for access to their mobile networks for a five-year period, until 2004. Revenues from CPP for the year 2003 represented 10.9% of Telefónica CTC Chile's total consolidated revenue. After being published in the official gazette of Chile, the tariff decree for mobile interconnection charges for the period 2004-2009 became effective on April 14, 2004, retroactively to February 14, 2004. The mobile interconnection tariff decree contemplates an average reduction of 26.5% in mobile interconnection charges with respect to existing charges. The Company can give no assurance that the new tariff decree regulating mobile telephone interconnection service will not have a material adverse effect on its results of operations or financial position. Assuming that there is no alteration in demand or traffic volume, the decline in revenues for mobile interconnections due to the reduction in the tariffs is estimated at approximately US$20 million lower revenues in the year 2004. See "Item 4: Information on the Company—Business Overview—Licenses and Tariffs—The Tariff System." On May 18, 2004, the Board of Directors of Telefónica CTC Chile agreed to recommend to shareholders the approval of the offer made by Telefónica Móviles S.A. ("TEM") to acquire 100% of the Company's subsidiary, Telefónica Móvil Chile S.A. Completion of the transaction will require two-thirds shareholder approval at an Extraordinary Shareholders' Meeting, to be held within 60 days of the announcement. See "Item 5: Operating and Financial Review and Prospects—Recent Developments and Trends." If the sale is consummated, then the Company will no longer participate in the mobile industry and thus will no longer be subject to the mobile tariff regulation.

Telefónica CTC Chile faces intense competition.

Telefónica CTC Chile faces intense competition in every aspect of its business: local fixed telephone service, long-distance, mobile telephony and data transmission. The telecommunications industry has been a very competitive industry, with the entrance of new competitors through acquisitions as well as mergers. Thus, the Company cannot predict the effects of these on its business, results of operations, financial condition or prospects, or on the rates and volume of business it will generate.

In the fixed local telephony market, Telefónica CTC Chile, which is the largest local telephony operator, competes with both mobile telephony, and other fixed and cable telephony operators, which are not subject to the same tariff regulations as the Company and therefore may have more flexibility in the services and prices they can offer. As a result, the Company's market share has declined from 77.5% in 2001 to 75.0% in 2003.

In the mobile services market, Telefónica Móvil competes with three other mobile companies controlled by international mobile service operators, which are BellSouth (BellSouth Corporation),

Entel (Telecom Italia) and Smartcom ("Endesa España") and with fixed telephony services. Competition has resulted in downward price pressure on rates for mobile service. However, this market structure may change. On March 8, 2004, Telefónica S.A. announced the purchase of BellSouth L.A. through its subsidiary TEM. On May 18, 2004, TEM made an offer to acquire 100% of Telefónica Móvil Chile from Telefónica CTC Chile. If the sale transaction of the Company's subsidiary Telefónica Móvil Chile to TEM is consummated, the Company would no longer participate in the mobile services market. See "Item 5: Operating and Financial Review and Prospects—Recent Developments and Trends."

In the long-distance services market, Telefónica CTC Chile competes with fifteen other long-distance operators and with mobile telephone operators in the domestic long-distance market. As a result, it has faced intense pricing pressure and a decreasing trend in traffic, which may result in further price decreases in the future. During the year 2003, rates for domestic long-distance service and for international long-distance service decreased 11% and 16%, respectively, compared to rates at December 31, 2002.

Telefónica CTC Chile also faces competition in data transmission services and other services provided to corporate customers, as well as in broadband services. As with any company participating in a highly competitive business environment, Telefónica CTC Chile cannot predict the effects of increased competition or the entrance of new competitors on its business, results of operations, financial condition or prospects, or on the rates and volume of business it will generate in any of its service areas.

Increased substitution of mobile telephony services for fixed telephony services may further reduce our revenues.

Over the past several years, certain consumers have been substituting their use of fixed line telephones with use of mobile telephones. The Company's fixed local and domestic long-distance traffic have been reduced due to the increased use of mobile services. Fixed telephony and long-distance businesses revenues are a combination of price and volume of traffic. As customers have increased their use of the less profitable mobile telephone services and decreased their use of our fixed lines, we have experienced and will continue to experience a decline in our revenues. Thus, the revenue mix for the Company may continue to favor businesses with lower profit margins, which in turn may affect consolidated revenue. Additionally, if the sale transaction of the Company's subsidiary Telefónica Móvil Chile to TEM is consummated, the migration of fixed line clients would be towards a mobile business in which the Company would not participate. The Company's fixed lines and long-distance segments would also be subject to competition from the larger mobile company. See "Item 5: Operating and Financial Review and Prospects—Recent Developments and Trends."

Changes in technology could affect Telefónica CTC Chile in ways it cannot predict.

The telecommunications industry as a whole has traditionally been, and is likely to continue to be, subject to rapid and significant changes in technology and the related introduction of new products and services. Although the Company believes that for the foreseeable future existing and developing technologies will not materially adversely affect the viability or competitiveness of its telecommunications business, there can be no assurance as to the effect of such technological changes on the Company or that the Company will not be required to expend substantial financial resources on the development or implementation of new competitive technologies. New services and technological advances may offer additional opportunities to compete against the Company on the basis of cost, quality or functionality. It may not be practicable or cost-effective for the Company to replace or upgrade its installed technologies in response to competitors' actions. Responding to such change may require the Company to devote substantial financial resources to the development, procurement or implementation of new technologies and to write off obsolete assets relating to its existing technology, and may be dependent upon its ability to obtain additional financing and to obtain licenses from SUBTEL.

If the Company chooses to purchase, or invest in the development of new telecommunications technology, there can be no assurance that such new products or services will not serve as a substitute to existing products and services offered by the Company. In the past, the Company has experienced such substitution with the introduction of mobile communications service, which has contributed to declines in fixed line and domestic long-distance traffic. See "Item 5: Operating and Financial Review and Prospects—Recent Developments and Trends."

As a result, if the Company chooses to introduce any such new telephony products or services, it can give no assurance that the benefits of such new products and services will not be materially offset by declines in existing products and services offered by the Company.

Labor relations may negatively impact Telefónica CTC Chile.

As of March 31, 2004, approximately 66.7% of the Company's employees were union members. As of December 31, 2003 the Company had renewed its collective bargaining agreements with five unions representing 2,096 employees. The new agreements introduced significant contractual changes. These changes allow for greater variability in compensation by associating wages with both individual performance and Company results and the Company implemented mechanisms to gradually adapt compensation to market levels.

In June 2002, a strike temporarily caused certain disruptions in the Company's service to customers. Following the strike, the unions involved in the strike elected to invoke the provisions of Article 369 of the Chilean Labor Code, allowing them to freeze the conditions of the previous labor contract for a period of 18 months, without readjustment. The Company can provide no assurance that in the future it will be able to successfully negotiate new contracts on terms favorable to it, or that the unions involved in the negotiations will not choose to implement a labor strike or invoke Article 369 at such time.

A downturn in the Chilean economy may adversely affect Telefónica CTC Chile.

Nearly all of Telefónica CTC Chile's customers are Chilean companies or individuals, and substantially all of Telefónica CTC Chile's operations are located in Chile. For these reasons, the results of the Company's operations and its financial condition are sensitive to, and dependent upon, the level of economic activity in Chile. Historically, growth in the Chilean telecommunications industry has been tied to the state of Chile's economy, particularly levels of consumer spending and demand. Given the national economic slowdown and the resulting contraction of domestic demand and a weak job market in recent years, the Company has been affected by a decrease in demand for local and long-distance traffic. In addition, customer nonpayment levels have increased. In 2003, unemployment decreased to 8.5%, from 9.0% in 2002.

Furthermore, a substantial portion of Chilean exports, which account for approximately 30% of annual production, are dependent on demand in the United States, the European Union and Japan, which are Chile's main trading partners. As a result, the continued global economic weakness in 2003 contributed to a weak recovery in the Chilean economy, which was reflected in an estimated GDP growth rate of 3.3% in 2003 compared to 2.2% in 2002.

The Company can give no assurance that Chile's economy will continue to grow in the future, nor can it give assurances that future developments in or affecting the Chilean economy will not impair its ability to proceed with its business plan or materially adversely affect its business, financial condition or results of operations.

Developments in other emerging markets or in the global telecommunications market may adversely affect Telefónica CTC Chile.

Developments in the global telecommunications market and in other emerging markets, particularly in Latin America, may adversely affect the market for Telefónica CTC Chile's securities and the availability of foreign capital in Chile. The Company cannot predict whether events in other markets will adversely affect the price of, or market for, its securities.

The Series A Common Stock of Telefónica CTC Chile is one of the most liquid stocks in Chile, as well as one of the most representative of the Chilean market, representing 13% of the local IPSA stock index, as of December 31, 2004. Therefore, the Company's stock price is affected more rapidly and to a higher degree than most other Chilean stocks by upturns or downturns in the domestic and international markets.

The Company can give no assurance that negative developments in Latin America or other emerging markets, or any other companies' financial scandals will not occur or that such negative developments would not adversely affect the securities markets in which the Company's securities trade or its access to sources of financing.

An increase in inflation may adversely affect Telefónica CTC Chile.

Chile has experienced high levels of inflation in the past, although it has moderated in recent years. High levels of inflation in Chile could adversely affect the Chilean economy and Telefónica CTC Chile's financial condition and results of operations. The rate of inflation as measured by changes in the Chilean consumer price index in 1999, 2000, 2001, 2002 and 2003 was 2.3%, 4.5%, 2.6%, 2.8% and 1.1%, respectively.

Generally, high levels of inflation will adversely affect the Company's financial condition to the extent that, during any given period:

•	the Company's average domestic inflation-indexed liabilities exceed its average domestic inflation-indexed assets,

•	the Company has net liabilities denominated in a foreign currency against which the Chilean peso is devalued or

•	the Company's average monetary assets exceed its average monetary liabilities.

Any significant increase in the level of inflation in the future may adversely affect the performance of the Chilean economy and the operating results of the Company.

We may not be able to refinance our outstanding indebtedness.

The Company's total financial debt as of December 31, 2003 amounted to Ch$858,236 million, with an average maturity of 2.7 years. The Company cannot assure that it will be able to arrange any potential financing to fund these maturities along with capital expenditures on acceptable terms. Refinancing of debt or increased levels of debt could have negative effects that include difficulties in obtaining future financing; reductions in credit ratings issued by rating agencies; restrictions over cash flows or operations imposed by lenders; and reduced flexibility to take advantage of or pursue other business opportunities.

Currency devaluations and foreign exchange fluctuations may adversely affect Telefónica CTC Chile.

Volatility of the value of the Chilean peso against the U.S. dollar could adversely affect the Company's financial condition and results of operations. The Chilean peso has been volatile in the past, including an approximate 12.4% nominal devaluation against the U.S. dollar during 2001 and a 8.9% nominal devaluation during 2002, but in 2003 the peso against the U.S. dollar recorded a nominal appreciation of 21.0% as compared to year-end 2002. The main drivers of the volatility in the exchange rate in recent years have been the substantial devaluations in other Latin American markets, mainly Argentina and Brazil, as well as general uncertainty in global markets, but in 2003 Chilean peso appreciation was driven by improvement in Chilean economic indicators. The value of the Chilean peso against the U.S. dollar may continue to fluctuate significantly in the future. See "Item 3: Key Information––Exchange Rates."

Historically, a significant portion of the Company's indebtedness has been denominated in U.S. dollars, while a substantial part of its revenues and operating expenses has been denominated in pesos. If the peso's value declines against the dollar, Telefónica CTC Chile will need more pesos to repay the same amount of dollar-denominated debt. As a result, fluctuations in the Chilean peso to U.S. dollar exchange rate may affect the Company's financial condition and results of operations. As of December 31, 2003, 70.2% of the Company's interest-bearing debt was denominated in U.S. dollars and was fully hedged against exchange rate variations between the peso and the U.S. dollar. Of the remaining 29.8% of the Company's interest-bearing debt, 17.8% is UF or peso denominated and therefore not subject to exchange rate risk, while the remaining 12.0% is denominated in euros, and is also fully hedged against exchange rate fluctuations through hedging instruments.

The Company's hedging policy against foreign exchange fluctuations is disclosed in "Item 11: Quantitative and Qualitative Disclosures About Market Risk—Risk of Variations in Foreign Currency Exchange Rates."

Telefónica is the controlling shareholder of Telefónica CTC Chile, and thus may determine the outcome of actions requiring shareholder approval.

Telefónica Internacional Chile S.A. ("Telefónica Internacional Chile") owns 43.64% of all shares of Telefónica CTC Chile. Telefónica Internacional Chile is a 99.9% owned subsidiary of Telefónica Chile Holding B.V., which in turn is indirectly wholly owned by Telefónica. Consequently, Telefónica may have the ability to determine the outcome of any actions requiring shareholder approval. See "Item 10: Additional Information––Memorandum and Articles of Association––Shareholders' Meetings and Voting Rights." In addition, Telefónica's equity stake in Telefónica CTC Chile allows Telefónica to control the Company's Board of Directors. Telefónica Internacional Chile controls 43.02% of the Company's Series A Common Stock, which elects six of the Company's Board members, and controls 50.19% of the Series B Common Stock, which elects one Board member. At the annual general shareholders' meeting ("General Annual Shareholders' Meeting") held on April 15, 2004, Telefónica elected five out of seven members of the Board of Directors, in accordance with the Company's Bylaws, which call for elections of directors every three years.

On May 18, 2004, The Board of Directors of Telefónica CTC Chile agreed to recommend to shareholders the approval of the offer made by one of Telefónica's subsidiary, TEM, to acquire 100% of the Company's subsidiary, Telefónica Móvil Chile S.A. Completion of the transaction will require two-thirds shareholder approval at an Extraordinary Shareholders' Meeting, to be held within 60 days of the announcement. See "Item 5: Operating and Financial Review and Prospects—Recent Developments and Trends." Because Telefónica Internacional Chile owns 43.64% of the shares of the Company, it may have the ability to obtain approval of the sale.

The Company could be adversely affected if major suppliers fail to provide needed equipment and services on a timely basis.

We depend on suppliers for network infrastructure, handsets and equipment to satisfy our operating needs. They may, among other things, extend delivery times, raise prices and limit supply due to their own shortages and business requirements. If these suppliers fail to deliver products and services on a timely basis that satisfies our customers' demands, the Company could be negatively affected. Similarly, interruptions in the supply of telecommunications equipment for networks could impede network development and expansion.

A system failure could cause delays or interruptions of service, which could cause us to lose customers.

To be successful, we will need to continue to provide our customers reliable service over our network. Some of the risks to our network and infrastructure include:

•	physical damage to access lines;

•	power surges or outages;

•	software defects; and

•	disruptions beyond our control.

Prolonged service interruptions could affect our business. We rely heavily on our network equipment, telecommunications providers, data and software, to support all of our functions. We rely on our networks and the networks of others for substantially all of our revenues. We are able to deliver services only to the extent that we can protect our network systems against damage from power or telecommunication failures, computer viruses, natural disasters, unauthorized access and other disruptions. While we endeavor to provide for failures in the network by providing backup systems and procedures, we cannot guarantee that these backup systems and procedures will operate satisfactorily in an emergency. Should we experience a prolonged failure, it could seriously jeopardize our ability to continue operations. In particular, should a significant service interruption occur, our ongoing customers may choose a different provider, and our reputation may be damaged, reducing our attractiveness to new customers.

We may not be successful in the legal proceedings currently pending.

The Company is party to lawsuits and other legal proceedings in the ordinary course of its businesses. An adverse outcome in, or any settlement of, these or other lawsuits could result in significant costs. See "Item 8: A. Financial Information—Consolidated Statements and Other Financial Information—Legal Proceedings."

ITEM 4.    INFORMATION ON THE COMPANY

A.    History and Development of the Company

Telefónica CTC Chile is a corporation organized under the Chilean Corporations Law. Telefónica CTC Chile was incorporated on November 18, 1930 and has a duration through August 10, 2068. The address and telephone numbers of the Company's registered office and the Company's agent in the United States follow:

Compañía de Telecomunicaciones de Chile S.A. Avenida Providencia 111 Santiago, Chile Telephone: (562) 691-2020	CT Corporation System 111 Eighth Avenue New York, New York 10011

Telephone service in Chile commenced in 1880 with the formation of Compañía de Teléfonos Edison in Valparaíso. In 1927, the International Telephone and Telegraph Corporation ("ITT") acquired the Chile Telephone Company, which had 26,205 telephones in operation at the time. In 1930, the Company was formed as a stock company named Compañía de Teléfonos de Chile S.A. In 1971, the Chilean Government intervened to take management control of the Company, and in 1974, the Chilean Government's Corporación de Fomento de la Producción ("Corfo") acquired 80% of the total shares issued by the Company, then held by ITT.

In August of 1987, Corfo announced that it would reduce its shareholdings and privatize the company by selling approximately 30% of Corfo's shares in the Company. In January of 1988, 151 million shares of Series A Common Stock of the Company were transferred to Bond Chile. After giving effect to a capital increase in an April 1988 offering and other additional purchases of Series A Common Stock and Series B Common Stock of the Company, Bond Chile owned approximately 50% of the then issued and outstanding capital stock of the Company.

In April of 1990, TISA, a subsidiary of Telefónica, indirectly acquired the stock of Bond Chile—and thus all of Bond Chile's interest in the Company. Bond Chile then changed its name to Telefónica Internacional Chile S.A.

The Company's July 1990 international offering of American Depositary Shares ("ADSs") reduced Telefónica Internacional Chile's ownership to 44.45% of the company's issued and outstanding capital stock. Subsequently, payments made by third parties for subscribed but unpaid shares further reduced Telefónica Internacional Chile's ownership. In 1999, the Company launched its new brand name, "Telefónica CTC Chile." On December 31, 2003, Telefónica Internacional Chile's ownership stake in the Company was 43.64%.

In accordance with Chilean Decree–Law 3,500, the Company has amended its Estatutos ("Bylaws") to prohibit any shareholder from owning more than 45% of Telefónica CTC Chile's capital stock in order to enable all Chilean pension fund managers ("AFPs") to invest in Telefónica CTC Chile.

The Company's website address is www.telefonicactcchile.cl.

Mergers, Acquisitions and New Subsidiaries

A portion of Telefónica CTC Chile's growth in recent years has been attributable to mergers with and acquisitions of existing businesses and related assets as set forth below. As discussed in "Item 5: Operating and Financial Review and Prospects," these transactions impact the Company's financial condition and results of operations in various ways, including through the incurrence of debt to finance the acquisitions and the increased level of amortization of goodwill resulting from certain of these transactions.

•	On January 11, 1999, Telefónica CTC Chile acquired 60% of the equity of Sonda S.A. ("Sonda"), an information systems provider in Chile and Latin America, for the Chilean peso equivalent of US$126.1 million (historic value). Concurrent with this acquisition, Sonda purchased Telefónica CTC Chile's information systems assets for the Chilean peso equivalent of US$100 million (historic value).

•	On June 11, 1999, Telefónica CTC Chile acquired 60% of Tecnonáutica S.A. ("Tecnonáutica"), a company that focuses on the development of business over the Internet. The value of the transaction was Ch$740 million, equivalent to US$1.5 million (historic value) plus a capital increase of US$1 million.

•	On June 30, 2000, Telefónica CTC Chile acquired the remaining 40% of Tecnonáutica for Ch$221 million, equivalent to US$500,000 (historic value), thus reaching 100% ownership.

•	On July 19, 2000, Telefónica CTC Chile acquired an additional 20% equity stake in CTC Marketing e Información S.A ("CTC-Nexcom") from Copesa for Ch$651 million, equivalent to US$1.2 million (historic value), thus reaching an 80% ownership interest in that subsidiary.

•	On September 27, 2000, Telefónica CTC Chile paid Ch$87 million, equivalent to US$0.2 million (historic value), for 140,000 common shares of Tarjetas Inteligentes S.A., representing a 20% equity interest. This company provides smart card-related services, including telecommunications, certifying non-financial applications for smart cards, and conducting marketing and promotion, training, support and international brand name-related activities.

•	On December 6, 2000, Telefónica CTC Chile acquired the remaining 49% of Desarrollo de Servicios de Información S.A. ("Infoera") for Ch$17 million, equivalent to US$30,000 (historic value), thus attaining 100% ownership of Infoera.

•	On March 28, 2001, Telefónica CTC Chile acquired a 40% interest in Sonda Comunicaciones S.A., a subsidiary of Sonda aimed at providing telecommunications support services to third parties, for UF72,120, equivalent to US$1.9 million (historic value), thus attaining 100% ownership of Sonda Comunicaciones S.A.

•	On April 25, 2001, the Company's Board of Directors agreed to establish a new subsidiary, named Compañía de Telecomunicaciones de Chile Inalámbrica S.A., to participate in the bidding process for a license to operate the 3400-3700 MHz wireless frequencies.

•	On June 29, 2001, Telefónica CTC Chile and its subsidiaries CTC Transmisiones Regionales S.A. and Telefónica Empresas acquired a 29% equity interest in Atento Chile S.A. ("Atento Chile") for Ch$3,050 million, equivalent to US$4.5 million (historic value), by contributing fixed assets, cash and shares of CTC-Nexcom.

•	On August 1, 2001, Telefónica CTC Chile and its subsidiary Compañía de Telecomunicaciones de Chile—Equipos y Servicios S.A. ("CTC Equipos") established a new subsidiary, Telefónica Gestión de Servicios Compartidos Chile S.A. ("t-gestiona"), with relative ownership interests of 99.9% and 0.1%, respectively. This subsidiary was formed to provide logistics, personnel, accounting, fund administration and general services to other business areas of the Company.

•	On October 19, 2001, Telefónica Empresas S.A. acquired from Sonda its 40% ownership interest in Administradora de Telepeajes de Chile S.A. for UF6,000, equivalent to US$0.1 million (historic value), so that Telefónica Empresas S.A. then held an 80% ownership interest in that Company.

•	On November 29, 2001, Telefónica CTC Chile and its subsidiary CTC Equipos formed another subsidiary, Telefónica Asistencia y Seguridad S.A. ("Telemergencia"), with relative equity stakes of 99.7% and 0.3%, respectively. This subsidiary is responsible for commercialization and installation of alarm monitoring systems for homes and corporation.

•	On January 1, 2003, Telefónica Data Chile S.A. and Telefónica Empresas CTC Chile S.A. merged, producing a capital increase of Ch$0.4 million, equivalent to US$557 (historic value) and equivalent to 2,878 shares, which was paid by CTC Equipos y Servicios S.A. and corresponded to its participation in the share capital of the absorbed company.

•	On December 31, 2003, Telefónica CTC Chile contributed Ch$4,268 million, equivalent to US$7.2 million (historic value), to the capital increase of Telefónica Asistencia y Seguridad S.A. After the contribution, Telefónica CTC Chile's participation increased to 99.9% from 99.7%.

Divestitures

In response to new challenges posed by regulation and competition, starting in 2000, Telefónica CTC Chile has sold its participation in certain of its non-core businesses in order to facilitate its focus on its main business areas.

•	On July 3, 2000, the Company sold to its former partner in the cable TV business, Cordillera Comunicaciones Ltda. ("Cordillera"), the following: (i) its 40% ownership interest in cable TV operator Metrópolis Intercom; (ii) 100% of its wholly owned subsidiary Compañía de Telecomunicaciones de Chile—Plataforma Técnica Red Multimedia S.A., which provides installation and maintenance services for the cable TV network; and (iii) 100% of the cable TV network. The sales price for the entire transaction amounted to the Chilean peso equivalent of US$270 million, of which the equivalent of US$250 million, equivalent to Ch$140,873 million (historic value), was paid on October 2, 2000 and the remaining equivalent of US$20 million is to be paid at the end of the fifth year from the transaction date, at an annual interest rate of 6%. The transaction put an end to the arbitration process related to the development of Internet services for residential customers that was being carried out between the Company and Cordillera. This arbitration process had prevented the Company from offering Internet access services to its customers by any means other than regular switched access.

•	On August 3, 2000, Telefónica CTC Chile sold for US$21 million, equivalent to Ch$11,566 million (historic value), its 2.6% equity interest in TBS Participacoes S.A., a Brazilian holding company that owned 85.2% of the voting stock in CRT Fija, a Brazilian telecommunications company that provided fixed telephone and data transmission services in the state of Rio Grande do Sul. The Company retained a 2.6% equity interest in TBS Celular Participacoes S.A., a Brazilian holding company that owns 59.9% of the voting stock in Celular CRT, a Brazilian mobile communications company.

•	On October 12, 2001, the Company signed a new Shareholders' Agreement with its partners in the subsidiary Sonda, Inversiones Pacífico II Limitada and Inversiones Atlántico Limitada, both companies related to Mr. Andrés Navarro, founder of Sonda. Pursuant to this agreement, Telefónica CTC Chile gave both companies a call option on its 60% stake in Sonda, and obtained a put option on this stake.

•	On September 26, 2002, Telefónica CTC Chile, through its subsidiary Telefónica Empresas, sold a 25% equity interest in Sonda to Mr. Navarro for approximately Ch$27,921 million, equivalent to US$37.5 million (historic value), thereby reducing its equity interest in Sonda to 35%. At the same time, Telefónica CTC Chile signed an Option Agreement in connection with its remaining 35% interest in Sonda, and which terminated and superseded the new Shareholders' Agreement. The Option Agreement gave the Company an option, which could be exercised in July 2005, to put its remaining 35% interest in Sonda to Mr. Navarro, and gave Mr. Navarro a call option on such remaining interest, which could be exercised in July 2003, July 2004 or August 2005. Minimum prices were established for all of these transactions and the minimum price for Telefónica CTC Chile's put option was guaranteed by a performance bond issued by certain Chilean banks. On July 31, 2003, Mr. Navarro exercised an anticipated call option so that Telefónica CTC Chile sold him its 35% of Sonda's shares in the amount of UF1,972,206 (Ch$33,388 million or US$56.2 million); this transaction generated a gain of Ch$3,558 million (US$6.0 million), which was offset by Ch$9,808 million (US$16.7 million) due to an extraordinary amortization of goodwill associated with the 35% ownership of Sonda. See "Item 10: Additional Information––Material Contracts."

•	On September 1, 2003, Telefónica CTC Chile sold 100% of its participation in its subsidiary CTC-Isapre S.A. for UF9,175 (US$0.3 million).

•	On March 24, 2004, Telefónica CTC Chile agreed to sell its 9% ownership interest in Publiguías to Telefónica Publicidad e Información S.A. (TPI). The sale agreement was signed on April 26, 2004 for a sale price of US$14.8 million, equivalent to Ch$9,013 million. The positive impact on the Company's second quarter 2004 financial results will be Ch$4,940 million (after taxes).

•	On May 18, 2004, the Board of Directors of Telefónica CTC Chile agreed to recommend to shareholders the approval of the offer made by TEM to acquire 100% of the Company's subsidiary, Telefónica Móvil Chile S.A. The price offered by TEM is US$1,007 million to be paid in cash upon closure of the transaction. Similarly, TEM will pay the debt Telefónica Móvil Chile S.A. has with Telefónica CTC Chile at the closure of the transaction. As of March 31, 2004, this debt totaled US$243.1 million.[1] Completion of the transaction will require two-thirds shareholder approval at an Extraordinary Shareholders' Meeting, to be held within 60 days of the announcement, and will require certain creditor approval regarding the covenants included in its credit agreements.

Capital Expenditures

Capital expenditures carried out by the Company in 2001, 2002 and 2003 amounted, respectively, to Ch$190,438 million (US$291 million; historic value as of December 31, 2001), Ch$146,256 million (US$204 million; historic value as of December 31, 2002) and Ch$142,987 (US$240.8 million; historic value as of December 31, 2003). The Company has been steadily adjusting its capital expenditures in local telephony and using its pre-existing network vacancy rather than creating new lines due to decreased profitability of this business caused by Tariff Decree No. 187. During 2003, the Company, focused investment on mobile, broadband and corporate communications rather than local telephony. In the mobile business, the priority was the deployment of the Company's nationwide GSM/GPRS network. In data services, the Company continued to expand broadband access based on ADSL technology for the residential and corporate segments. In corporate communications, the data network has been enhanced to provide the highest security, support and availability standards for our corporate customers. According to the terms of the new Tariff Decrees for mobile communications, announced in February 2004, and for fixed telephony, recently announced in May 2004, the Company has not, as of this date, modified its capital expenditures plan for 2004. The Company plans to make capital expenditures in 2004 in mobile broadband and corporate communications at levels similar to those in

[1]	Using an exchange rate of CH$638.22 per US$ as of May 18, 2004.

2003. Since January 2001, all capital expenditures made by the Company have been in projects located within Chile. Capital expenditures have been financed substantially with cash flow generated from operations.

If the transaction for the sale of the Company's subsidiary, Telefónica Móvil Chile, to TEM is consummated, the Company's capital expenditure requirements would be significantly reduced. Capital expenditures in mobile business represented approximately 54.7% of the Company's total capital expenditures for 2003. See "Item 5: Operating and Financial Review and Prospects—Recent Developments and Trends."

B.    Business Overview

Telefónica CTC Chile is the largest telecommunications enterprise in Chile and, according to Company estimates, as of December 31, 2003 owned approximately 75% of all telephone lines in the country and serviced approximately 30% of all mobile subscribers. The Company provides a broad range of telecommunications and other services throughout Chile, including:

•	local telephone service;

•	mobile telephone service;

•	mobile communications services (including: voice mail, short message service, Wireless Access Protocol or "WAP," "EDGE" or Enhanced Data Rates for Global Evolution and other services for corporate data transmission customers);

•	domestic long-distance service ("DLD") and international long-distance service ("ILD");

•	data transmission;

•	dedicated lines (direct lines dedicated to a customer's exclusive use);

•	broadband and Wi-Fi (Wireless Fidelity);

•	terminal equipment sales and leasing;

•	public telephone service;

•	interconnection services (connecting calls from long-distance, mobile and local telephone networks to Telefónica CTC Chile's local telephone network);

•	value-added services (including the sale of telephone numbers—such as "700" numbers for toll calls—to providers of telephone-based services, and the provision of supplementary services and direct dialing);

•	Internet access for corporate customers; and

•	Security systems services

See "Item 5: Operating and Financial Review and Prospects—Recent Developments and Trends."

The Company provides all of its fixed telephony services through its own digital telecommunications network, including local telephone service and interconnection services. In addition, Compañía de Teléfonos de Chile—Transmisiones Regionales S.A. ("188 Telefónica Mundo") and Globus 120 provide substantially all of their domestic and international long-distance services with 188 Telefónica Mundo's equipment.

During the last three years, Telefónica CTC Chile's operating revenues have been substantially generated from its operations in Chile, except for certain revenues from Sonda, which the Company sold between 2002 and 2003. Sonda had operations in Argentina, Brazil, Uruguay, Ecuador and other Latin America countries.

Chilean law currently requires companies to obtain licenses from the government before providing many telecommunications services. Telefónica CTC Chile holds licenses to provide local telephone service and data transmission services throughout Chile. The Company holds licenses to provide long-distance service throughout Chile and internationally through its subsidiaries 188 Telefónica Mundo and Globus 120. In addition, Telefónica CTC Chile holds licenses to provide mobile telephony services in Chile through its subsidiary Telefónica Móvil. See "—Licenses and Tariffs—Licenses" below.

The Chilean government can set the maximum prices, fees and charges that Telefónica CTC Chile and other telecommunications companies may charge for certain services, including the following:

•	local telephone service;

•	public telephones;

•	interconnection services and related administrative services;

•	unbundled network services; and

•	line connections.

In 2003, approximately 52% of Telefónica CTC Chile's total operating revenues were generated through the provision of services subject to tariff regulation. These services consisted of (i) local telephone service, which accounted for approximately 41% of total operating revenues, and primarily includes fixed monthly charges, variable charges (excluding prepaid traffic), directory information, line connections access charges and interconnection from long-distance and other telecom operators, and public telephones and (ii) interconnection of calls from fixed networks to the mobile network of Telefónica Móvil, which accounted for approximately 11% of total operating revenues. If the transaction of the sale of the Company's subsidiary, Telefónica Móvil Chile, to TEM is consummated, the Company will no longer be regulated in the mobile services industry as it will no longer participate in that business. See "Item 5: Operating and Financial Review and Prospects—Recent Developments and Trends."

The Chilean government does not currently regulate the prices that Telefónica CTC Chile charges for its other products and services, including long-distance, data transmission, mobile telephone services (other than interconnection of calls from fixed networks), broadband, value-added services, directory advertising and sales and leasing of terminal equipment. These activities accounted for approximately 48% of Telefónica CTC Chile's operating revenues in 2003.

The following table provides the breakdown of those products and services offered by Telefónica CTC Chile that are (i) regulated under the 1999-2004 tariff regime (Tariff Decree No. 187), (ii) unregulated and/or (iii) require licenses.

Services Subject to Tariff Regulation	Activities Not Subject to Tariff Regulation
License Required(1)	License Required	License Not Required
Local telephone service	Domestic long-distance service	Sale of advertising in telephone directories
Access charges and interconnections	International long-distance service	Direct marketing
Public telephones	Mobile communications(2)	Sales and leasing of telephone and facsimile equipment and private exchanges ("PABX")
Line connections	Broadband	Supplementary services
Unbundled network services(3)	Public data transmission
Unbundled network services(3)

(1)	All services subject to tariff regulation require licenses.

(2)	The interconnection fee for calls to the mobile networks is regulated under the CPP structure. See "Item 4: Information on the Company—Business Overview—Licenses and Tariffs—The Tariff System—Calling Party Pays."

(3)	Only the unbundling of the fixed network is regulated.

Telefónica CTC Chile faces intense competition in every aspect of its business activities. As in any highly competitive business environment, no assurance can be given as to what effect increased competition in the Chilean international and domestic long-distance, mobile communications, local telephone service, data transmission and public telephone markets will have on the business, results of operations, financial condition or prospects of the Company or on rates and the volume of business generated by the Company. Unless otherwise indicated, all statements regarding the competitive position of Telefónica CTC Chile are based on the Company's internal estimates.

Business Areas

Fixed Telephony

The fixed telephony business segment ("Fixed Telephony") primarily consists of traditional telephone services provided by Telefónica CTC Chile. Fixed Telephony includes the provision of telephone lines, local traffic charged at per-minute rates and the connection and installation of telephone lines and equipment. These services are complemented by the sale and rental of telephone equipment and a broad range of value-added services that enhance the communications experience of its customers, such as voice mail, call-waiting, call-forwarding, caller-ID, outbound traffic control, CiberRing (call-waiting notice for Internet users) and access to information and entertainment services (600 and 700 numbers). The Company also offers new innovative technologies which leverage the Company's existing fixed line infrastructure, such as, among other things, broadband connections with ADSL technology, prepaid services for fixed lines, the sale of advanced telephone equipment and security system services. In addition, Telefónica CTC Chile provides interconnection services to domestic long-distance and international long-distance providers and to other telecom operators.

Revenues from Fixed Telephony were Ch$374,541 million (US$630.8 million) in 2003, which represented 46.1% of the Company's total operating revenues. These Fixed Telephony revenues include certain revenues from corporate customers. The majority of Telefónica CTC Chile's Fixed Telephony revenues are subject to tariff regulation.

Due to lower profitability of fixed lines caused by the 1999 tariff decree, Telefónica CTC Chile has substantially ceased investing in new lines and focused on the utilization of its installed capacity. We also have stricter policies geared to reduce uncollectables, such as line disconnections of customers with 120 days past due accounts. In addition, customers have substituted fixed lines with mobile lines, as is evident in the increased mobile penetration in the last 5 years, from 14% in 1999 to 47% in 2003. These factors have resulted in a decrease of lines in service of 10.0% in 2003 compared to a 1.3% decrease in 2002.

During 2003, 308,266 new fixed lines were connected, a 9.4% decrease in new line connections as compared to 2002, while 578,182 lines were disconnected, a 53.3% increase in comparison with 2002. As a result, lines in service under Fixed Telephony as of December 31, 2003, totaled 2,416,779, representing a decrease of 10.0% as compared to December 31, 2002. Of the 2,416,779 lines in service as of December 31, 2003, 70.9% were residential, 27.2% were commercial, 1.4% were public telephone lines and 0.5% were lines principally devoted to Telefónica CTC Chile's own internal use. All of Telefónica CTC Chile's lines in service have direct dialing domestic and international long-distance capabilities.

The following table sets forth certain fixed line performance and line connection information for the periods indicated.

	For the year ended December 31,
	1999	2000	2001	2002	2003
Lines installed	2,792,663	2,990,941	3,019,416	3,023,541	3,037,267
Lines in service	2,592,397	2,700,536	2,723,310	2,686,695	2,416,779
Lines per 100 inhabitants	17.2	17.6	17.6	17.1	16.0
Lines per employee(1)	459	582	845	1,058	921
Number of new lines connected	315,927	288,483	330,619	340,419	308,266
Number of lines disconnected	386,011	179,489	307,845	377,034	578,182
Applications pending	26,547	10,252	32,329	36,493	11,570
Defects per line (annual average)(2)	0.41	0.26	0.30	0.35	0.35

(1)	Lines per employee are calculated using the number of employees at Telefónica CTC Chile (excluding its subsidiaries, which do not provide local telephone service).

(2)	Defects refer to any technical problems occurring in telephone lines and equipment as well as in the Company's external plant and central switches.

Since the implementation of Tariff Decree No. 187 in 1999, which greatly affected the profitability of the Company's fixed line business, Telefónica CTC Chile has strategically chosen to halt investment in the expansion of its fixed network and has focused on a gradual renewal of basic telephony terminal equipment, ultimately generating higher value on the current telephone line and enhancing customer loyalty. However, the number of lines-per-inhabitant owned by Telefónica CTC Chile decreased from 17.2 per 100 inhabitants of Chile as of December 31, 1999 to 16.0 per 100 inhabitants as of December 31, 2003, which represents a 7.0% decrease during that period. Line growth has also slowed as consumers have allocated an increasing portion of their budget to mobile services, as well as due to increased competition from other local operators. In 2003, the decrease in lines in service was due in part to a strict policy of disconnecting lines with unpaid debt.

Over the past three years, Telefónica CTC Chile's fixed line traffic has been negatively affected by the slow rate of recovery of the Chilean economy, decreased line growth and lower rates of utilization as consumers migrate from fixed line usage to mobile services. In addition, the Company's market share has been declining in recent years due to increased competition from competitors that have the flexibility to offer alternative plans.

The following table shows local telephone service traffic, by number of calls and millions of minutes, for the periods indicated.

	For the year ended December 31,
	1999	2000	2001	2002	2003
Local calls (millions)	6,221	6,062	5,652	5,266	4,984
Local traffic (millions of minutes)(1)	19,824	16,841	16,410	15,900	15,178

(1)	As of February 1, 2000, per second billing was implemented. Information for 1999 is shown in rounded minutes.

Although Telefónica CTC Chile operates approximately 75% of the local fixed lines in service in Chile (estimated to be 3.2 million lines in service as of December 2003), other companies are free to apply for licenses to operate fixed lines that may compete with the Company's Fixed Telephony business. Currently, 10 smaller companies also provide local telephone service and, in the aggregate, operated approximately 25% of the total number of fixed lines in service in Chile as of December 31, 2003. In certain areas of the Santiago Metropolitan Region, Complejo Manufacturero de Equipos Telefónicos S.A.C.I. ("CMET"), Compañía Telefónica Manquehue Ltda. ("Manquehue Net"), Telesat S.A. ("Telesat"), VTR Telefónica S.A. ("VTR"), which is a subsidiary of United GlobalCom and Entel Telefonía Local S.A. ("Entelphone"), which is a local telephony subsidiary of Empresa Nacional de Telecomunicaciones S.A. ("Entel", a company controlled by Telecom Italia) hold licenses to provide local service. Furthermore, two companies, Compañía Nacional de Teléfonos S.A. ("Telefónica del Sur") and its subsidiary Compañía Telefónica de Coyhaique S.A. ("Telcoy"), have licenses to provide local service in southern Chile, in Regions X and XI, respectively. In 2003, Chilesat Corp. started to operate in the corporate segment of the main cities in the country. The initial licenses have been modified over the years, extending the license areas of the local telephone service providers, mainly VTR (in Regions I, II, V and VIII) and Telefónica del Sur (in Regions IX and VIII). Apart from Telefónica CTC Chile, three other companies provide local telephone service in rural areas. Telefónica CTC Chile also competes with providers of private communications systems, particularly in areas of significant business activity.

The Fixed Telephony business area uses marketing channels owned by the Company, such as commercial offices and retail stores that sell Telefónica CTC Chile's products, as well as external marketing channels, such as direct telemarketing sales by third parties, complemented by an external sales force and specialized distributors.

In order to mitigate the adverse impact of the 1999 tariff decree and other negative factors on fixed line revenues, Telefónica CTC Chile has focused on offering various non-regulated services over its local network infrastructure, thus adding value to existing fixed lines and mitigating the decrease in revenues per line. In this sense, the Company markets value-added services aimed at facilitating customer communications possibilities and increasing the number of successfully completed calls. Also, in the second half of 2003, the Company launched a plan to replace the fixed telephony equipment of residential customers with enhanced service-enabled equipment, in order to drive the use of value-added services.

Telefónica CTC Chile has also sought to increase utilization of existing fixed lines by offering, for a flat monthly fee, Internet access to the Public Internet Network over analog or digital (ISDN) lines. In 2002, the Company began offering, for a flat rate, dedicated second line service exclusively for 24-hour a day Internet browsing. Two plans are available: (i) "Renta Plana Nocturna" (Night Flat Fee), an Internet access plan where a flat monthly rate is paid for unlimited access during off-peak hours, and (ii) "Renta Plana Total" (Total Flat Fee), allowing 24-hour Internet access at a flat fee. The number of customers with flat rate Internet services in 2003 totaled 45,594, representing a growth of 43% as compared to 2002.

Telefónica CTC Chile, through its subsidiary, Telemergencia, offers home security and home assistance services through monitoring and alarm systems connected to a security platform over its existing fixed telephone lines. Telemergencia offers a wide variety of plans adapted to customers' needs and budgets, ranging from a simple "panic button," which activates an alarm when pressed, to the more complex Viginet plan, a digital video-surveillance system that can be operated online from a broadband Internet connection. In 2003, Telemergencia consolidated its business model and launched new plans, including prepaid monitoring, which offers greater flexibility in contracting the service for limited time periods, and outsourcing for monitoring companies. In 2003, this business grew 55% compared to 2002 in terms of number of customers, which reached 49,358 by December 31, 2003. Telemergencia is now the market's second leading alarm monitoring company, and the only one with plans for all socio-economic sectors and with national coverage.

Likewise, in line with the Company's strategy related to utilization of existing fixed lines, the Company has also focused on expanding the number of clients with ADSL connections to provide broadband services all over the country. In 2003, this focus resulted in a 131.3% increase in the number of ADSL connections, reaching 125,262 customers nationwide. The Company markets its ADSL broadband services through three plans: (i) two plans ("Speedy" and "Speedy Business") directed towards end users, whether households or businesses, and (ii) the "Megavía" plan, whereby the Company acts as a wholesaler offering the technology to ISPs, who then resell it to their respective customers.

Although broadband service is currently primarily used for high speed Internet access, it also allows the Company to offer customers other services, such as virtual private networks ("VPNs"), security systems with remote monitoring from anywhere in the world ("Viginet"), e-learning, wireless connections, connections to a second PC, IP telephony and multimedia applications.

Revenues from ADSL services in 2003 were Ch$13,736 million (US$23.1 million). 87% of these revenues are included in results for Fixed Telephony, while the remaining 13%, corresponding to services from the Megavía plan, are accounted for under the Corporate Customers Communications and Data business segment (see below).

The following table sets forth the number of ADSL connections in service as of the dates indicated.

	As of December 31,
	1999	2000	2001	2002	2003
ADSL in service	—	279	14,808	54,163	125,262

There are six operators in the Chilean broadband market (broadband being defined as connections of 128 kbps or more). These operators use a variety of technologies including ADSL, cable modem and WLL (Wireless Local Loop), as well as the recent launch of PLC (Power Line Communications). Two of the six operators provide broadband service utilizing cable modems (VTR and Metrópolis Intercom, the latter is a 50% subsidiary of Liberty Media which also controls the owner of VTR, United Global Com), three utilizing ADSL technology (Telefónica CTC Chile, Telefónica del Sur and Telefónica Manquehue) and one utilizing ADSL and WLL technology (Entel). Broadband connections currently represent 49% of all Internet connections (broadband and other capacities). ADSL penetration of fixed lines in Chile has increased from 5.2% in 2002 to 10.5% at the end of 2003. The Company estimates that, as of December 31, 2003, its ADSL service (including both the direct provision of Internet access and wholesale provision to ISPs) accounted for approximately 40% of all broadband access over 128 kilobytes offered in Chile. Consequently, Telefónica CTC Chile has a leadership position in the provision of this service.

In August 2003, Telefónica CTC Chile launched its new Wi-Fi service, consisting of a broadband wireless connection allowing mobility and use anywhere within a coverage range. The Company also implemented various Hot Spots nationwide, allowing wireless connections in certain Hot Spot-activated locations by using a PDA or laptop computer. During 2003, major public areas were activated, such as the Santiago airport, shopping malls, service stations and popular fast food restaurants. As of December 31, the Company had 60 hot spots. This new service is considered an important factor for leveraging the ADSL business.

The Company also has sought to increase the utilization rate of its fixed lines through offering prepaid card services. These services have provided strong support to the development and growth of fixed lines and have supported the development of alternatives to the traditional regulated plan. They have also allowed for the introduction of the prepaid model into new business areas such as broadband wireless Internet and home security. Among the prepaid services, the Tarjeta Línea Propia or "TLP" card allows users to make calls from any fixed telephone (including those blocked for long-distance, cellular or 700 number calls), as well as from public telephones and Telefónica Móvil or other enabled mobile company phones. By using these cards, customers have their own portable virtual line, so they can control and manage their telecommunications expenses. In 2003, the Company sold 11 million of TLP units of Ch$1,000 (US$1.7) each, representing a decrease of 2.4% as compared to 2002.

The Company also offers prepaid plans aimed at low usage and low traffic customers, designed to control expenses. These include the Línea Control (Control Line), launched in October 2002,

consisting of a monthly charge (Ch$6,000 per month in Santiago and Ch$8,000 in regions) including an administrative fee and a limited number of free minutes, using TLP cards. There is also the "Full variable" plan, launched in August 2003 which, for a minimum monthly fee of Ch$3,000 on a TLP card, customers can make local calls at a certain per-minute rate without incurring any fixed administrative charge. If the customer requires more minutes, he can use additional TLP cards. As of December 31, 2003, the total number of lines for these plans was 129,184.

Fixed Telephony also includes certain products and services offered by Impresora y Comercial Publiguías S.A. ("Publiguías"), a subsidiary of Telefónica S.A., which publishes, distributes and sells advertising space in telephone directories and Chilean tourism guides. As of the second half of 2001, Telefónica CTC Chile and Publiguías signed a new contract, which is operative until June 2006, pursuant to which Telefónica CTC Chile provides Publiguías with billing and collection services for its sales of advertising in the Yellow Pages and White Pages directories, and Telefónica CTC Chile receives a percentage of the revenues generated by Publiguías through such sales. In addition, Publiguías pays a charge per client for the permanent updating and maintenance of the related database by Telefónica CTC Chile. In March 2004, Telefónica CTC Chile sold its 9% ownership interest on Publiguías, see "Divestitures." Revenues received by the Company under the terms of the new agreement are lower than those corresponding to the previous one. In 2003, these revenues accounted for 0.7% of the Company's total operating revenues and 1.4% of Fixed Telephony revenues, as compared to 0.6% and 1.3%, respectively, in 2002.

Long Distance

Through its subsidiaries, 188 Telefónica Mundo and Globus 120, the Company provides a broad offering of domestic and international long-distance service ("Long Distance"), including public and private voice, data and video services. The Long Distance business segment also includes the rental of 188 Telefónica Mundo's long-distance network to other telecom operators. As of December 2003, 23 companies offered long-distance service in Chile, with 15 of such companies accounting for approximately 99% of all long-distance traffic. Only three of these companies, 188 Telefónica Mundo, Entel and Chilesat Corp, operate their own long-distance networks. These three operators accounted for nearly 95% of DLD traffic and 84% of the outgoing ILD traffic in 2003. The services and products provided by the Company under Long Distance are not subject to tariff regulation. In 2003, revenues from Long Distance represented 7.6% of Telefónica CTC Chile's total consolidated revenues.

188 Telefónica Mundo began competing with other carriers for the provision of long-distance service on August 27, 1994, shortly after the introduction of the regulatory structure for long-distance service instituted under Law No. 19,302 (the "Multicarrier System"). Under this system, users are able to select long-distance carriers on a dialed or pre-subscribed basis. See "—Licenses and Tariffs—The Tariff System—Multicarrier System" and "—Licenses and Tariffs—Licenses."

The change in customer habits, resulting in shorter calls and the substitution to mobile telephones and other services such as e-mail and the Internet have had a negative impact on the general domestic long-distance market and the traffic of the Company's long-distance subsidiaries in recent years. As a result, DLD traffic generated by the Company's Long Distance business segment decreased 9.8% in 2003, as compared to 2002. Additionally, outgoing ILD traffic decreased 3.0% in 2003 over the previous year. In 2003, both subsidiaries' market shares represented approximately 40% of domestic long-distance voice traffic and 30% of outgoing international long-distance voice traffic, maintaining market leadership in DLD while holding the number-two position in ILD. The Company's principal competitor with respect to long-distance services is Entel.

The following table sets forth traffic information for domestic and international long-distance telephone traffic carried by 188 Telefónica Mundo and Globus for the periods indicated:

	Year ended December 31,
	1999	2000	2001	2002	2003
Domestic long-distance traffic (millions of minutes)	836	712	799	717	647
Outgoing international long-distance Traffic (millions of minutes)	54	56	63	66	64

In response to the negative trend in the long-distance market and the intense competition in this business, in addition to offering the traditional long-distance traffic services under the multi-carrier contract or dialup system, 188 Telefónica Mundo and Globus 120 have focused on offering new and innovative plans of service aimed at increasing traffic, enhancing customer loyalty, and improving use of the Company's network and infrastructure. These plans, which had a total customer base of 325,000 as of December 31, 2003, allow the customer, for a fixed monthly fee, to make calls with preferential rates per minute. The Company offers different kinds of plans according to customers' needs. Thus, customers can choose (i) a fixed monthly charge to make ILD or DLD calls with preferential rates, (ii) plans which include free nationwide minutes during the hours provided in each contracted plan, (iii) a DLD plan aimed at residential and small and medium business customers allowing them to make all DLD calls at a preferential rate as determined according to monthly usage or (iv) an ILD plan which allows the residential customers to make outgoing international calls at a discount for certain international routes of their choice, at a monthly cost based on each customer's actual use, among others. If the service is not used in a month, a minimum rate is paid. It also includes a basic plan for all other international long-distance calls and domestic long distance.

The main sales channels through which the Company offers its long-distance products and services are direct telemarketing sales campaigns conducted by third parties. The Company also uses third-party call centers to sell domestic and international long-distance traffic plans and other products, such as prepaid cards.

With the objective of controlling non-payment of long-distance services, as of November 2000, Telefónica CTC Chile offers all long-distance carriers the ability to suspend all telephone services, including local service, access to mobile phones, access to "700" (toll calls) and "800" (toll-free calls) numbers and access to all other long-distance carriers, to customers who have not paid their telephone bill in full within 27 days of the billing date. The Company does not accept partial telephone bill payments, unless the customer has presented a formal complaint that has been accepted by the corresponding long-distance carrier.

In order to increase the profitability of the domestic and international network of the Long Distance business segment, 188 Telefónica Mundo also serves other telecommunications operators' needs in voice transport and capacity, including other long-distance carriers with and without their own networks, as well as mobile companies and ISPs. During 2003, prices for transport of voice were almost unchanged, and prices for data traffic continued along a downward trend, falling approximately 43% for international Internet access. The effects of this trend, however, were partially offset by a 60% increase in international Internet capacity.

In 2003, revenues from the rental of the Company's long-distance network decreased by 21.7%, as compared to 2002, due to lower prices and lower market traffic in general. Such revenues as a percentage of Telefónica CTC Chile's total consolidated operating revenues in 2003 have decreased to 1.3% from 1.6% in 2002.

188 Telefónica Mundo, like many other long-distance operators, also has a business area dedicated to international businesses. This area is involved in negotiating settlement rates and volumes for incoming and outgoing international traffic with different international operators, as well as establishing agreements for the intermediation of international traffic among long-distance carriers.

During 2002, Telefónica International Wholesale Services was created from the international business areas of the long-distance units of the Telefónica Group in Chile, Argentina, Brazil, Perú,

Spain, Puerto Rico, El Salvador, Guatemala and CTI (USA). It continued their operations in an integrated model in 2003 by obtaining benefits from the synergies created by pooling their international traffic volumes to improve the costs of terminating traffic in major destinations. It has allowed for a reduction in termination costs for international calls, increased efficiency in network usage and reduced operating costs due to centralization of international network operations, an increase in customers and better prices for international transport and access to the IP backbone in the United States.

Mobile Communications

The mobile communications business segment ("mobile communications") offers mobile telecommunications products and services through the Company's subsidiary, Telefónica Móvil, and principally generates revenues from outgoing cellular traffic, interconnection fees from incoming calls from other networks and mobile equipment sales. In 2003, the mobile communications market continued to grow, experiencing a steady subscriber growth of 21.8% as compared to 22.0% in 2002. In 2003, Telefónica Móvil consolidated its position as one of the leading operators in the Chilean competitive market, ending the year with a total cellular subscriber base that increased by 22.7% to 2,269,757 customers. Based on Company estimates, Telefónica Móvil represents 30% of the market of mobile communications customers nationwide as of December 31, 2003. Among others, some factors that have been driving the growth in this business are the changing habits of individuals who have been increasingly demanding greater mobility for voice communications, the increased attractiveness of mobile prepaid plans for many customers who prefer to avoid the payment of any fixed charge associated with fixed telephony and the many value-added services associated with the mobile telephony created by the new technologies. The Company estimates that penetration of mobile communications services in Chile increased to 48 mobile telephones per 100 inhabitants in 2003, compared to 39 mobile telephones per 100 inhabitants in 2002.

Currently, there are four nationwide mobile operators in Chile, using three different technologies. Telefónica Móvil operates in both the 800 MHz and the 1900 MHz bands with TDMA and GSM technologies. It currently competes with BellSouth (a subsidiary of BellSouth Corporation) in the 800 MHz and 1900 MHz with TDMA and CDMA technology, with Entel PCS (a subsidiary of Telecom Italia) that operates in 1900 MHz with GSM technology, and with Smartcom S.A. (a subsidiary of Endesa España), that operates with licenses in the 1900 MHz with CDMA technology. In June of 1997, three digital mobile telephony licenses were granted in the 1900 MHz frequency to Chilesat PCS, Entel PCS and Entel Telefonía Móvil, the two latter are both subsidiaries of Entel. Entel PCS began offering its digital mobile service in March of 1998 and Chilesat PCS launched its service in September of 1998. In April of 1999, services offered by Chilesat PCS (now Smartcom S.A.) were re-launched under the full ownership of Leap Wireless International. In May of 2000, Endesa España acquired Smartcom S.A. from Leap Wireless International. In July 2002, a bidding for the three licenses of 10 MHz bands, each in the 1900 MHz frequency, assigned two of the 10 MHz band licenses to Telefónica Móvil and one 10 MHz band license to BellSouth.

On March 8, 2004, Telefónica S.A. announced the purchase of BellSouth L.A. through its subsidiary, TEM. Thus, Telefónica S.A., which holds a 43.6% interest in the Company would have an interest in two companies of the Chilean mobile market (Telefónica Móvil Chile, the Company's mobile phone subsidiary and Bellsouth in Chile). To merge these two mobile companies, TEM made an offer to acquire 100% of Telefónica Móvil Chile to Telefónica CTC Chile. On May 18, 2004, the Board of Directors of Telefónica CTC Chile agreed to recommend to the shareholders the approval of the offer made by TEM to acquire 100% of the Company's subsidiary, Telefónica Móvil Chile S.A. Completion of the transaction will require shareholder approval at an Extraordinary Shareholders' Meeting, to be held within 60 days of the announcement. See "Item 5: Operating and Financial Review and Prospects—Recent Developments and Trends." If the sale transaction of the Company's subsidiary Telefónica Móvil Chile to TEM is consummated, the number of participants in the Chilean mobile industry would decrease.

Telefónica Móvil maintains a fully digitalized nationwide TDMA mobile network of 25 MHz in the 800 MHz frequency. In 2003, it continued to make improvements to this network's quality and coverage of voice services nationwide.

In 2002, Telefónica Móvil acquired through a bidding process two nationwide bands of 10 MHz each in the 1900 MHz mobile frequency (PCS), which it is developing with GSM/GPRS technology. The total cost for the PCS licenses was UF 544,521 (approximately US$12.8 million historic value). In April 2003, Telefónica Móvil launched its GSM service, which is the only GSM/GPRS network covering the entire length of Chile. In 2003, with the addition of this new network, Telefónica Móvil began to deploy new services such as multimedia messaging (Movil Image), game downloads (Movil Game) and ring-tone downloads (Movil Music). Also, in July 2003, a new data transmission service, the GPRS mobile Internet, was launched. The installation of the new EDGE ("Enhanced Data Rates for Global Evolution") high-speed data network, in October 2003, made Chile the fourth country worldwide and the first country in Latin America that is able to provide its clients with third generation (3G) services, thus giving the Company the competitive advantage to offer 3G services. Today EDGE allows for a more efficient use of higher speed applications and content, such as video and web browsing and provides increased multimedia messaging potential. Thus, in the corporate world, EDGE will signify a key tool to increase the array of mobile solutions, such as telemetry (used to monitor and control electronic equipment from a distance or mobile office). As of December 2003, 18.6% of total customers are GSM customers. The new network extended roaming services to more than 140 countries. As of December 2003, Telefónica Móvil's contract clients can use GPRS roaming service in Spain, allowing them access to the data service when they are abroad. In addition, the VPN (corporate private network access) service was enabled for the corporate segment, reaffirming Telefónica Móvil's leadership in this market.

The highly competitive environment and rapid growth in the availability of mobile telephony service in recent years has caused downward pressure on pricing and increased penetration into lower income segments, mainly through prepaid services. Facing this challenging market, in order to improve the profitability of mobile communications, Telefónica Móvil has focused on giving customers access to differentiated services according to their needs, enhancing customer loyalty by developing new value-added services and improving financial results-by substantially reducing subscriber acquisition costs, which decreased 28.0% in 2003, as compared to 2002. Mobile communications revenues accounted for 29.2% of Telefónica CTC Chile's total operating revenues in 2003 as compared to 24.0% in 2002. The average number of cellular subscribers increased by 15.3% in 2003 as compared to 2002. In 2003, 77.5% of the average subscriber base was composed of prepaid subscribers, as compared to 75.5% in 2002. The average number of prepaid subscribers increased by 18.4% in 2003.

The following table sets forth the number of the Company's mobile subscribers as of the dates indicated.

	As of December 31,
	1999	2000	2001	2002	2003
Cellular subscribers (end of period):
Contract subscribers	429,105	354,481	394,240	437,378	442,896
Prepaid subscribers	724,689	870,039	1,175,847	1,411,905	1,826,861
TOTAL	1,153,794	1,224,520	1,570,087	1,849,283	2,269,757
Average cellular subscribers	845,576	1,194,825	1,393,622	1,706,986	1,968,390

The mobile communications business uses its own sales channels, which consist of 12 strategically located stores and a specialized sales force serving certain corporate customers. In addition, this business unit uses external channels including: (i) more than 50 dealers exclusively selling Telefónica Móvil's products, (ii) a network of over 1,300 non-exclusive distributors, including department stores, supermarkets and chain stores, which sell mainly prepaid products, and (iii) nearly 50 customer service offices. The mobile communications business also sells services through direct telemarketing and Internet sites.

Corporate Customer Communications and Data

Telefónica CTC Chile serves the communications needs of corporate customers and large corporations (the "corporate customers communications and data" business segment) primarily through its subsidiary, Telefónica Empresas, which has specialized units for customer service, product and service development and operations management. The corporate customers communications and data business segment serves approximately 3,760 customers, including close to 565 large corporations, ministries and government agencies. This business segment's activities include the delivery of advanced telephony solutions and voice equipment, such as PABX, videoconferencing, and point-to-point data circuits for corporate customers in all segments. Additionally, it offers communications solutions, data transmission and value-added services to all its customers through advanced data connections such as, among other things, Frame Relay, ATM and the IP Network. In 2002, there was a migration by certain customers from traditional technologies, such as Datared and Frame Relay, to more advanced solutions over its IP network. In addition, Telefónica CTC Chile delivers advanced telecommunications solutions to corporate customers by offering consulting, professional services and outsourcing, and offers wholesale ADSL to ISPs, who in turn, market it to their end-user customers. The Company also maintains, through Telefónica Empresas, a specialized e-Solutions division, whose primary goal is to develop the data center and network outsourcing businesses, which offer customers new value-added and integrated services based on their corporate communications needs. Telefónica Empresas also provides post-sales services, such as installation, maintenance, updates of products and services and integration of new solutions.

In 2003, the Company redesigned its new product development methodology, culminating with the ISO 9001-2000 certification for Telefónica Empresas' products and services planning, design and development process. This new methodology guided the launch of the Red City Net (a metropolitan network in the city of Santiago), a service aimed at providing a broadband platform (from 10 Mb to 1 Gb) for companies requiring services differentiated among the various points of presence in Santiago, with fiber optic access. This service allows for the expansion of the data solutions offering provided to corporate clients.

As of December 31, 2003, revenues from the corporate customers communications and data business segment accounted for 9.7% of Telefónica CTC Chile's total operating revenues, as compared to 10.0% of total operating revenues in 2002. Revenues from corporate customers communications and data decreased by 9.6% in 2003 as compared to 2002, mainly as a result of the lower revenues from telecommunications equipment sales to small and medium-sized enterprises which, starting in January 2003, were accounted for under fixed telephony revenues. See Note 34(c) "Information by Business Segments" to the Consolidated Financial Statements.

The following table sets forth the number for some of the Company's data services as of the dates indicated.

	As of December 31,
	1999	2000	2001	2002	2003
Datared (circuits)	15,951	17,899	18,467	13,496	10,820
Frame Relay (points)	3,285	4,394	6,012	5,215	5,016
ATM (points)	717	1,111	1,585	1,719	1,790
Dedicated IP connections	—	102	883	3,788	7,018
Switched IP connections (average*)	—	13,000	15,835	19,585	18,729

*	Except for 2000, which is as of December 31, 2000.

Telefónica CTC Chile estimates that its share of the total revenues generated by the market for these services was approximately 49%, as of December 31, 2003. Its main competitors in this area are Entel, Teleductos S.A and Telmex Chile (formerly AT&T Chile).

Other Businesses

"Other Businesses" consists of the Company's public telephone services, provided through its subsidiary CTC Equipos S.A., and the businesses of certain other subsidiaries, including t-gestiona and Telemergencia.

Public telephones.    Telefónica CTC Chile offers public telephony services through its subsidiary CTC Equipos. CTC Equipos is responsible for the installation and operation of its own public telephones on public roadways and in indoor areas, the marketing of public telephone equipment to private third parties and the fixed telephony installation. Currently, the public telephony market in Chile is made up of six operators and numerous private parties in which Telefónica CTC Chile has a market share of approximately 25% of installed lines, or 48% including CTC community lines, which are traditional low traffic pay-phones relocated into housing communities such as mid- and lower-income neighborhoods. The revenues in this business area are generated by traffic on public phones owned by the Company, the management of its own call centers, maintenance agreements for indoor installations, and post-sales maintenance and business support services provided to third parties (owners of public telephones purchased from the Company). In 2003, a successful fraud prevention campaign was undertaken to improve collections. Greater onsite oversight was provided and fraud prevention devices were installed in profitable sectors with a high incidence of vandalism. In addition, online tools were used to detect and control fraudulent traffic and collection mechanisms were optimized, with high priority given to equipment installed in high-traffic areas.

The Company ended 2003 with a total of 11,060 public telephones, a decrease of 6.5% compared to 2002. In addition, Telefónica CTC Chile provides community lines for low and medium income segments, which amounted to 22,698 lines as of December 31, 2003. CTC Equipos also sells and provides interior installation of telephone equipment. In 2003, revenues from CTC Equipos, accounted for 5.2% of Telefónica CTC Chile's consolidated operating revenues, an increase of 3.2% as compared to 2002. The Company competes in this business area mainly with Telefónica del Sur, Telcoy, Entel, Telefónica Manquehue and other third parties that own and operate public telephones in Chile.

ISP Empresas.    Telefónica CTC Chile provides Internet access to corporate customers and small and medium-sized businesses over dedicated and switched lines and ADSL through its subsidiary ISP Empresas. As of December 31, 2003, the Company estimates that it had approximately 23% of the corporate customer market for dedicated Internet access. In this market, the Company competes mainly with Entel, IFX Corporation, Telmex Chile (formerly AT&T Chile) and Equant Chile S.A. In 2003, this subsidiary focused on increasing ADSL Internet access penetration in companies (primarily small and medium-sized businesses), given its low penetration in this segment.

Telemergencia.    The Company also offers to its customers' home security services and home assistance services, through its subsidiary Telemergencia. These services consist of providing monitoring and alarm systems, which connect through the Company's fixed telephone lines to Telemergencia's security platform. Telemergencia offers the service through a wide variety of plans adapted to different customers' needs and budgets, ranging from the Viginet plan, a digital video-surveillance system that can be operated online from a broadband Internet connection, to its simplest plan, the Botón de Seguridad (Panic Button), which is essentially a "panic button" service. In 2003, Telemergencia consolidated its business model and incorporated new plans, including prepaid monitoring, which offers greater flexibility in contracting the service for limited time periods, and outsourcing for monitoring companies. In 2003, the number of customers subscribing to the Company's security services and home assistance grew by 54.9% to 49,358 compared to 2002. Telemergencia is currently the second largest alarm monitoring company in the Chilean market, behind ADT Chile. As of December 2003, the Company estimates that its share of the market security services and home assistance was 28%.

t-gestiona.    Telefónica Gestión de Servicios Compartidos Chile S.A. (t-gestiona) is a Telefónica CTC Chile subsidiary that supports other business areas of the Company through the provision of logistics, e-learning, fund management, insurance, collection, personnel, tax, real estate administration and general services to various business units and corporate areas of the Company and its subsidiaries. T-gestiona is also responsible for cost management, quality and timing of the services rendered, administration of its own financial, human and technical resources, and for establishing contractual agreements with each of its customers. This service model gives the Company and its multiple businesses a competitive advantage in terms of efficiency and effectiveness and allows it to avoid duplicating support activities. It also allows each business unit to replace fixed cost structures with variable costs based on the volume of their respective operations. During 2003, its management focus continued to be on operating efficiency and excellence, and the generation of revenue from third parties.

Competition

The following chart shows the business segments in which the main Chilean telecommunications companies operate:

Company	Fixed Telephony (1)	Long Distance	Mobile Communications	Data Transmission	ISP Corporate	ISP Residential
Telefónica CTC Chile(6)	X	X	X	X	X
ENTEL	X	X	X	X	X	X
VTR	X	X				X
Bellsouth(5)		X	X			Operations in this area halted
Smartcom			X
Chilesat Corp	(2)	X		X	X	X
Telefónica del Sur	X	X		X	X(2)	X
Manquehue Net	X	X		X	X(2)	X
Telmex Chile	(3)(4)	X		X	X	X(2)
Terra Networks						X
CMET	X	X				X
Transam		X				X
GTD	X	X		X	X	X

(1)	Includes broadband.

(2)	Recently in the market or not relevant to operations.

(3)	Approved concession but not in operation.

(4)	In November 2003, Telmex (the Mexican telecommunications company) announced acquisition plan of the former AT&T Latin America and changed its name to Telmex Chile as of March 2004.

(5)	In early 2004 Telefónica S.A. announced the purchases of BellSouth L.A. through its subsidiary, TEM.

(6)	On May 2004, Telefónica CTC Chile announced that Board of Directors approved the offer made by TEM to acquire 100% of the Company's subsidiary, Telefónica Móvil Chile S.A. Completion of the transaction will require shareholder approval at an Extraordinary Shareholders' Meeting. See "Item 5: Operating and Financial Review and Prospects—Recent Developments and Trends."

Development Plan and Strategic Goals

Telefónica CTC Chile has established a development plan (the "Development Plan"), which sets forth the Company's main objectives for the four-year period following the date of each plan and which is revised annually to incorporate new investment projects and goals. The Company's current Development Plan includes corporate objectives from 2003 until 2007 that will be revised in mid-2004 when a new planning period starts. Over this period, the Company's strategies and expected capital expenditures are focused on the development of those businesses, which are currently considered to have a high growth potential in the Chilean market.

The Company aims at leading the market as a global telecommunications services provider, which ensures that customers are satisfied with all the telecommunications services they request, obtaining operational profitability in line with market expectations and commitment to shareholders, and investments on maintenance and development of promising business areas. With these objectives,

Telefónica CTC Chile delivers a service designed to fit customer requirements through a segmented approach based on innovation, marketing, sales and customer service capacity, increasing the Company's responsiveness while fulfilling its contractual obligations. Also a key component for the development of this strategy will be the regulated tariff structure for mobile and fixed telephony recently announced. See "Item 4: Information on the Company—Business Overview—Regulatory Initiatives—Tariff Setting Process for Telefónica CTC Chile's Services for 2004-2009." Finally, the Company aims to maintain and strengthen its capital structure by lowering debt ratios and increasing interest coverage ratios.

The Company is also focused on improving customer satisfaction in all its business segments. As part of this project, Telefónica CTC Chile is monitoring customer satisfaction levels in the key processes of sales, billing, collection and customer service, so as to implement whatever improvements may be required.

In the fixed line business, the Company focused on maximizing the voice and data services expenditures by customers, according to their needs and payment capacity. In this line, a broad offering of value-added services, with a specific focus on the use of more bandwidth with ADSL technology, has been created. Moreover, flexible plans to increase traffic for various customer segments are offered to temper the decline of fixed lines in service.

In the mobile communication business, the main strategy consists of developing the new GSM network, offering new value-added services, usage plans and data services that give customers access to differentiated services according to their needs. The objective is to enhance customer loyalty and to increase average revenues. Nevertheless, if the sale transaction of the Company's subsidiary, Telefónica Móvil Chile, to TEM is consummated, the Company will no longer participate in the mobile business and would adjust its strategy and capital expenditure plans accordingly. Instead, the Company would focus on its fixed telephony business and corporate communications and data transmission. The Company's goal would be to stimulate demand and thus revenue in the fixed line network, through commercial efforts to expand ADSL, Telemergencia (home security), prepaid services and value-added services and to develop new services to meet customer needs, using the tariff flexibility recently approved by SUBTEL. See "Item 5: Operating and Financial Review and Prospects—Recent Developments and Trends."

In the corporate communications business, the main focus is to generate long-term relationships with Companies and Large Corporations offering complete telecommunication solutions — from infrastructure to engineering and consulting, as well as to differentiate technology through continuous improvement of the IP network and to drive the "TICs" (Telefónica Data Internet Centers). This business is also focusing on growth by increasing connectivity of data links for medium businesses and by providing advanced services over IP for large corporate customers who have satisfied their data transmission requirements.

Licenses and Tariffs

Licenses

Under Law No. 18,168 (as amended, and together with the regulations promulgated thereunder, the "Telecommunications Law"), companies must obtain licenses in order to provide the following telecommunications services:

•	public telecommunications services (services provided to the public, such as local and mobile telephony, pay phones, data transmission, paging and trunking);

•	intermediate telecommunications services (services provided to companies that are holders of telecommunications licenses, such as domestic and international long-distance services provided under the Multicarrier System); and

•	broadcasting services, such as those provided by radio and television stations (Telefónica CTC Chile does not provide such services).

Only corporate entities may obtain licenses. Licenses specify the conditions that the license holder must fulfill in order to install, operate and develop the service and business that are the subject of the license. Licenses granted for public and intermediate services generally have 30-year terms and may be renewed indefinitely for 30-year periods at the request of the operator (although certain licenses held by Telefónica CTC Chile have longer terms).

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

Licenses Held by Telefónica CTC Chile

Telefónica CTC Chile holds the following licenses for the provision of telecommunication services:

•	Local Telephony Public Service Licenses. Telefónica CTC Chile holds a license for local telephone service in all regions of Chile for a 50-year period beginning as of December 1982. In addition, the Company holds licenses for local telephone service in the Santiago Metropolitan Region and in certain cities in Regions V and VIII for an indefinite term. Telefónica CTC Chile also holds a nationwide public service license for data transmission for a 30-year period beginning as of July 1995.

•	Multicarrier Long Distance Licenses. Under the Multicarrier System, 188 Telefónica Mundo holds 30-year licenses, for a period beginning as of April 1993, to install and operate a nationwide fiber optic network, a network of base stations and other transmission equipment, and to provide domestic and international long-distance services, including voice, data and image transmission, throughout Chile. Globus holds licenses for an indefinite term to provide domestic and international long-distance services through central switches and cable and fiber-optic networks nationwide.

•	Public Service Data Transmission. Telefónica CTC Chile, through Telefónica Empresas, holds, as of March 1987, nationwide public service data transmission licenses for an indefinite term.

•	Public Service Mobile Telephony Licenses. Telefónica Móvil holds licenses with indefinite terms, beginning as of November 1989, to provide public service mobile telephony services throughout Chile in the 800 megahertz frequency range. In July 2002, Telefónica Móvil was assigned two 30-year 10 MHz licenses with nationwide coverage in the 1900 MHz frequency range. If the sale of the Company's subsidiary Telefónica Móvil Chile to TEM is consummated, the Company will include its mobile licenses in the sale, because it will no longer participate in the mobile business. See "Item 5: Operating and Financial Review and Prospects—Recent Developments and Trends."

•	Public Service Paging License. At an Extraordinary Shareholder's Meeting held on April 15, 2004, Telefónica CTC Chile shareholders approved the sale, for Ch$365 million, of the public service paging licenses that the Company held, as well as their related assets. These assets were not being used by the Company since the paging service has currently been replaced by the GSM/GPRS mobile telephony.

Development of New Telecommunications Projects in Chile

•	Wireless Local Loop. On May 17, 2001, five companies participated in the public bidding process for WLL licenses (3400 to 3700 MHz), which enable the transmission of voice, fax, Internet and data through switching centers to customers by antennas. Three nationwide licenses of 50 MHz each were awarded to Entel, Protel and Chilesat and three regional licenses of 50 MHz each were awarded to Entel (in all regions), Telefónica del Sur (in Regions VIII to XI) and to VTR (in the Metropolitan Region). Of these five companies, only Entel is developing its project. Telefónica del Sur is only developing WLL services in rural and suburban areas of Region X. Based on its evaluation of the project, Telefónica CTC Chile decided not to participate in this process.

•	Assignment of Bands in the 1900 MHz Frequency Range. On July 18, 2002, Telefónica Móvil and Bellsouth participated in a bidding process set by Subtel for three 10-MHz frequencies in the 1900 MHz range. In this bidding process, Telefónica Móvil was awarded two frequencies (20 MHz) for a total amount of UF544,521 (US$ 12.8 million). The corresponding concession decree was published in the Official Newspaper on November 16, 2002.

•	Technical Rules for Third Generation Mobile Service. On September 28, 2000, the Subtel published the technical rules for advanced mobile digital public telephone service, known internationally as the third generation mobile service or IMT-2000. The regulatory authority invited companies in the sector to discuss and analyze the implementation of this service, but to date there has been no progress in this area. The announcement of conditions for participation in the tender process has been postponed indefinitely.

•	Powerline Communications. PLC technology uses the electricity distribution network for voice and data transmission. In 2001, Subtel granted Compañía Americana de Multiservicios Limitada, a subsidiary of the Enersis group (a Chilean utilities conglomerate with Spanish ownership interest), authorization to implement a pilot project based on PLC technology, exclusively for exhibition purposes and not to be implemented commercially. This subsidiary offered broadband connectivity services to final clients through its electric network, using PLC technology. In May 2003, the Enersis subsidiary invited 30 companies to participate in the launch of PLC technology in Chile. Currently, there are less than 10 companies still involved, and the project has recently been temporarily frozen. Previously, Company had withdrawn from the process, however, if the project continues, it may participate as a wholesaler in future.

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

The first five-year tariff period commenced in 1989, at which time the Antitrust Commission determined that the conditions prevailing in the local, domestic long distance and international long distance markets were not conducive to free and fair price determination and that prices for such services would therefore be subject to regulation. However, in a resolution, made in April 1998 and contained in Resolution No. 515, the Antitrust Commission determined that only local services, public telephone services and line connections would be subject to tariff regulation. In addition, the 1998 resolution included unbundled network services among the services subject to tariff regulation. As of December 31, 2003, 14 contracts had been signed with eight companies for the provision of unbundled network services.

Under the Telecommunications Law, once the Antitrust Commission has determined that tariff regulation is warranted, the structure, level and indexing of the maximum tariffs that may be charged for tariff-regulated services are fixed by a joint decree issued by the Ministry of Transport and Telecommunications and the Ministry of Economy. These ministries determine such maximum tariffs by applying to each regulated company an economic model predicated on the costs, efficiency and growth rates of a hypothetical company that provides only regulated services, and calculating a rate of return on such services in line with the hypothetical company's market cost of capital. Telefónica CTC Chile's actual rate of return, however, may vary from the predictions of the model. The tariffs set by the Ministry of Transport and Telecommunications and the Ministry of Economy are maximum tariffs. Each maximum tariff takes into account the relevant cost components associated with providing the regulated service, and is adjusted monthly in accordance with the tariff index (the "Tariff Index"), as contemplated in the tariff structure and described below. A distinct Tariff Index exists for each individual regulated service that reflects the different theoretical cost components associated with each such service.

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

Tariff Structure for 1999-2004

The tariff decree that was in effect until May 5, 2004, Tariff Decree No. 187, was approved and published in the Official Gazette on August 21, 1999, effective as of May 5, 1999. Tariff Decree No. 187 incorporates a prior determination by the Antitrust Commission that only prices charged by dominant operators in any given geographical area would be regulated. In April of 1998, the Antitrust Commission determined that Telefónica CTC Chile would be regulated as the dominant operator in all regions of Chile, except in Region X and Region XI and Easter Island. As determined by the Antitrust Commission, the dominant operator for Region X is Telefónica del Sur, for Region XI is Telcoy and for Easter Island is Entelphone. Accordingly, the current tariff structure sets maximum prices that the Company may charge for regulated services in those regions in which it has been determined to be the dominant operator.

Based on the Company's estimates, the impact of the tariff structure defined by Tariff Decree No. 187 for the period 1999-2004 resulted in a 24.7% decrease in annual revenue derived from regulated services per telephone line for the Company in the first year, taking into account tariff reductions in the fixed monthly charge, the variable charge per minute and local tranche and access charges, and assuming stable traffic per line. This decrease included an average reduction of 17.1% in revenues from subscribers (fixed charge and variable charge) and of 72.9% in revenues from access charges paid by interconnected companies, which were mainly long-distance carriers.

The Tariff Index adjusted the monthly maximum regulated tariffs, which were different for the fixed monthly charge and the variable charges (including the variable charge per minute, the local interconnection charge and access charges) took into account: (i) the monthly variation of the WPI for domestic goods, (ii) the monthly variation of the WPI for imported goods, (iii) labor costs, as measured by the monthly variation in the labor cost index and (iv) the prevailing corporate income tax rate. The Tariff Index for the fixed monthly charge comprised 50% of the WPI for domestic goods,

10% of the WPI for imported goods, and 40% of the Chilean wage and salary index, taking into account the prevailing corporate income tax rates. The Tariff Index applicable to variable charges, including per-minute charges, access charges and local interconnection fees, was comprised of 53% of the WPI for domestic goods, 20% of the WPI for imported goods, and 27% of the Chilean wage and salary index, taking into account the prevailing corporate income tax rates.

The use of the Tariff Index permits the Company to minimize significantly the impact of inflation on its revenues from tariff-regulated services. The following table sets forth the general WPI, the WPI for domestic goods, the WPI for imported goods, and the Chilean wage and salary index for the years ended, December 31, 2001, 2002 and 2003:

	Year ended December 31,
	2001	2002	2003
WPI	3.13%	10.43%	-1.03%
WPI for domestic goods	0.76%	10.81%	1.52%
WPI for imported goods	10.20%	9.39%	-8.09%
Chilean wage and salary index	2.56%	1.19%	2.26%

Deregulation of Long Distance

On April 22, 1998, the Antitrust Commission excluded domestic and international long-distance services from tariff regulation. However, prices for interconnection services between long-distance carriers and local telephone companies remain subject to tariff regulation.

Multicarrier System

On March 10, 1994, Law No. 19,302 amended the Telecommunications Law to introduce the Multicarrier System for long-distance services. Among other things, the Multicarrier System permits local telephone service providers to obtain licenses to supply domestic and international long-distance services through a subsidiary or affiliate using their own equipment.

The following companies are the main operators which offer long-distance services in Chile under the Multicarrier System and which route 99% of LD traffic: 188 Telefónica Mundo; Globus; Entel; Chilesat; BellSouth Chile S.A.; Telefónica del Sur Carrier S.A., a subsidiary of Telefónica del Sur; Transam Comunicaciones S.A.; Manquehue Telecomunicaciones de Larga Distancia S.A.; Micarrier Telecomunicaciones S.A., a subsidiary of Entel; Telmex Chile (formerly AT&T Chile Networks); Invercom, IFX Larga Distancia; ETSE Empresa de Transporte de Señales S.A., New Wave, Sur Comunicaciones and Convergia. Other features of the Multicarrier System as they relate to the Company are discussed in "—Licenses" and "—Business Overview."

Calling Party Pays Structure

Calling Party Pays was implemented on February 23, 1999. Under this tariff structure, local telephone companies pay to mobile telephone companies an access charge for calls placed from fixed networks to mobile networks. Local telephone companies may pass this interconnection charge on to their subscribers. Therefore, under the CPP system, a fixed network customer calling a mobile telephone pays the local telephone company a rate comprised of a local tranche that is part of the basic local telephone service plus a fee for interconnecting from the fixed network to the mobile network. Mobile telephone customers can choose not to have the CPP tariff structure apply to their mobile-telephone accounts, and thus continue to pay for incoming calls. Furthermore, fixed network subscribers can choose to block the ability to make calls to mobile telephones from their phones.

Tariff Decree No. 97, in effect since February 12, 1999 until February 12, 2004, provided the maximum tariffs that Telefónica Móvil could charge for interconnection services for the five-year period. The fixed-to-mobile interconnection charges permitted by Subtel for 2003, under the 1999 Decree were:

Time Slot/Year	As of December 2003*
Peak hour	Ch$	116.1
Off-peak hour	Ch$	81.2
Average	Ch$	102.3

* tariffs updated by the corresponding tariff index and excluding VAT

On February 22, 2003, Subtel established the final technical and economic basis for the new mobile interconnection charge tariff setting process for the 2004-2009 five-year period. On July 25, 2003, Telefónica Móvil and the other mobile operators submitted their respective tariff proposals and, on November 22, 2003, Subtel issued its objections and counterproposals. Due to the large number of differences between the operator's proposal and the regulator's position in areas such as cost of capital estimates, demand estimates, use of linear versus accelerated depreciation method, among others, Telefónica Móvil submitted objections to the Government's counterproposal and requested a panel of experts. The other operators also engaged in a similar process.

On February 13, 2004, the new Tariff Decree No. 37 for Telefónica Móvil's interconnection charges for the period 2004-2009 became effective. This Tariff Decree stipulates three time slots defined as "peak," "reduced" and "night." The new per minute tariffs for the 2004-2009 period included in Tariff Decree No. 37 are the following. Tariffs are denominated in Chilean pesos as of December 2002 and have to be adjusted by the tariff index at their respective dates.

Time Slot	1st year	2nd year	3rd year	4th year	5th year
Peak*	87.56	87.12	86.68	86.24	85.81
Reduced*	65.67	65.34	65.01	64.68	64.35
Night*	43.78	43.56	43.34	43.12	42.90
Average*	77.98	77.59	77.20	76.81	76.42

* excluding VAT

The variables included in the tariff index and their respective weights are:

Index	WPI	WIGPI	WDGPI	CPI	1-Tax
Weight	0.093	0.639	0.083	0.185	-0.232

WPI:	Wholesaler price index
WIGPI:	Wholesaler imported goods price index (U.S. dollar component)
WDGPI:	Wholesaler domestic goods price index
CPI:	Consumer price index
Tax:	Tax rate for corporations (Base value = 16%)

After a decline of 26.5% in the first year compared to the average tariff in Chilean pesos as of December 2002, Tariff Decree No. 37 considers a subsequent 0.5% decrease per year thereafter. The new tariffs imply an average decrease of 27.4% for the period 2004-2009 in comparison with average tariff in Chilean pesos as of December 2002.

On April 12, 2004, the Chilean General Controller took knowledge of the tariff decrees for mobile interconnection tariffs and interconnection facilities of the mobile telephony networks, applicable to the operators in this market. On April 14, 2004, the aforementioned decrees were published in the Official Gazette. These decrees were applied retroactively to January 23, 2004 for mobile operators, except for Telefónica Móvil for which it is applied retroactively to February 13, 2004.

If the sale of the Company's subsidiary Telefónica Móvil Chile to TEM is consummated, the Company will no longer be regulated in the mobile side of the business as it will not participate in that business. See "Item 5: Operating and Financial Review and Prospects—Recent Developments and Trends."

Regulatory Initiatives

Request for Deregulation of Local Rates

On January 18, 2001, Telefónica CTC Chile filed a petition before the Antitrust Commission to deregulate local telephone rates charged to the public, based on the following arguments: (i) mobile telephony has wider coverage and more users than local telephony; (ii) local telephony had dropped from 57% of the average amount spent per consumer on telecommunications services in 1998 to 40% in 2000, lower than the 43% spent on average on mobile services; (iii) the cable TV network had at the time of the request, over 3 million homes in its covered population (with more than 100,000 cable TV clients in 2000); (iv) the WLL licenses and additional mobile telephony spectrum to be awarded during 2001 would result in increased competition; and (v) the rigid tariff structure imposed by Tariff Decree No. 187 did not allow Telefónica CTC Chile to offer the same tariff plans as its competitors. Under Article 29 of the Telecommunications Law, the Antitrust Commission has the authority to determine which telephony services are regulated and can change any such qualification when it considers that the conditions warrant such deregulation.

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

The Antitrust Commission also decided that Telefónica CTC Chile could present alternative tariff plans and request the authority to issue complementary resolutions to Tariff Decree No. 187, which would allow for differentiated rates within each tariff area, based on costs and according to volume. In accordance with this decision, in the second half of 2001, the Company presented to Subtel a proposal for alternative tariff plans for different customer categories.

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

Moreover, on August 24, 2002, the Ministry of Transport and Telecommunications and the Ministry of Economy issued Decree No. 455, which approved a high usage plan oriented toward residential customers and a very high usage plan oriented toward corporate customers, which are based on a flat monthly fee. Furthermore, Subtel approved the standard contracts to be signed by customers selecting such plans. Telefónica CTC Chile began marketing the high usage plan oriented toward residential customers in December 2002.

Request for Access Charge Review

On March 30, 2001, the Company filed a petition requesting a review of access charges before the Antitrust Commission. The relief requested under the petition was based on (i) the wide variation in access charges prevailing in the market and (ii) the fact that only Telefónica CTC Chile, Telefónica del Sur and Telefónica Coyhaique were subject to access charges set by a tariff decree. The Company requested that the access charges of local companies be symmetrical and be set simultaneously for all companies. On April 3, 2001, the Antitrust Commission dismissed the petition on the grounds that it lay outside of its jurisdiction. On April 10, 2001, the Company presented the same petition before Subtel, which has yet to formally respond to the petition.

Request for Administrative Action to Modify Tariff Decree No. 187

On October 31, 2001, Telefónica CTC Chile filed an administrative motion for reconsideration with the Ministry of Transportation and Telecommunications and the Ministry of Economy (collectively referred to below as the "Ministries"), to correct the following errors in the issuance of Tariff Decree No. 187: a mathematical error in determining the fixed monthly charge for telephone line service; unlawful application of the depreciation method; failure to consider the costs of telephone directories; incorrectly assuming lower investments related to the location of switching centers; erroneous application of the same local telephone service non-payment rate to the Calling Party Pays service; and failure to scale access charges and local tranche charges.

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

In its response dated December 10, 2001, the Office of the General Controller noted that the Ministries have the authority and the duty to correct the Tariff Decree No. 187, subject to the following conditions:

•	That legal defects exist or that the provisions are based on erroneous estimates;

•	That any defects or irregularities are so significant or relevant that they warrant the nullification and subsequent correction of the tariff decree;

•	These defects or irregularities must be evidenced so that there is no doubt as to their existence. For this purpose, the Ministries must conduct a thorough study of the background information;

•	That any potential correction may not affect the rights which were previously unequivocally incorporated into third party assets in good faith; and

•	Said correction would have to be enacted via a decree subject to review and approval.

On January 29, 2002, the Ministries issued a joint response rejecting the administrative motion filed by Telefónica CTC Chile. The Ministries maintained in their response that the rejection was predicated upon a careful evaluation limited solely to the viability and timeliness of the request, and having considered the contributing circumstances and the prudence that should guide public action. The Company, however, believes that the rejection by the Ministries fails to respect the criteria established by the Office of the General Controller.

Lawsuit Against the State of Chile

Upon exhausting the administrative recourses available to correct what the Company believes are illegal actions taken in the tariff setting process discussed above, in March 2002, Telefónica CTC Chile filed a lawsuit for damages against the State of Chile. This legal action seeks damages in the amount of Ch$181,038 million (US$274 million, historical value as of the date of the lawsuit), plus adjustments and interests, covering past and prospective losses through May 2004 arising from errors incurred in Tariff Decree No. 187.

For further information regarding the lawsuit filed by the Company against the State of Chile, see "Item 8: Financial Information—Consolidated Statements and Other Financial Information—Legal Proceedings."

Tariff Setting Process for Telefónica CTC Chile's Services for 2004–2009: Tariff Decree No. 169

On January 13, 2003, Telefónica CTC Chile requested that the Antitrust Commission, on the basis that market conditions are sufficient to guarantee healthy competition, rule in favor of tariff fully deregulation in specific geographical areas. The Company also requested that, in cases where conditions are not sufficient to guarantee competition, the Antitrust Commission define the services that will be subject to tariff regulation by the corresponding ministries, but allowing the Company the flexibility to offer alternative tariff plans different from the regulated rates without previous authorization.

On May 22, 2003, the Antitrust Commission issued Resolution No. 686. This Resolution ruled against deregulation of rates charged by Telefónica CTC Chile for services to the public. The Antitrust Commission did not issue a specific pronouncement regarding such tariff flexibility. In view of this, on September 1, 2003, the Company submitted to the Antitrust Commission a request for an explanation and expansion of Resolution No. 686 regarding tariff flexibility.

Thus, on October 13, 2003 the Antitrust Commission issued Resolution No. 709, unanimously approving the Company's September 1, 2003 request for local telephony services tariff flexibility and making it possible to offer alternative plans within a framework of conditions specified by the regulator. The Company requested that, by way of general framework governing implementation of such tariff flexibility, the regulators confirm the terms previously set forth by the Ministries as part of the process.

On February 26, 2004 a rule of procedures regarding how the Company may offer alternative tariff plans was published in the Official Gazette. Some relevant aspects are that no previous authorization is required to offer these plans. Plans are not subject to maximum levels or predetermined structures and allow the offer of plans that include joint offers with other telecommunication and non-telecommunication services. As of April 30, 2004, the Company had not launched any alternative plans under the newly approved flexible tariff in local telephony service.

Resolution No. 686 also defined the services subject to tariff regulation by the Ministries for the 2004 - 2009 tariff decree, which are substantially similar to the services regulated in Tariff Decree No. 187.

In accordance with the requirements of the tariff setting process, on April 30, 2003, Telefónica CTC Chile presented to Subtel its proposal for the technical-economic bases upon which tariffs for the 2004-2009 period will be determined. The Company's proposed criteria addresses all necessary aspects to be defined previous to the tariff study, such as, among other things, the analysis period, tariff areas, tariff projections criteria and network design criteria. On May 30, 2003, Subtel provided the Company with the text of a proposal of the technical-economic bases. Subsequently, the Company presented arguments against such text and, as provided for in the tariff setting process, requested the formation of a panel of experts, which was constituted in June 2003. Once these issues were resolved, Subtel issued the final technical-economic bases, which defined the conditions that governed the "Tariff Study" or document that sets the tariff structure and the tariff level, as well as the indexation formula for each regulated service.

Telefónica CTC Chile presented its Tariff Study to the ministries on November 6, 2003. The Company's proposal considered an increase in local tariffs on the basis of higher costs and reduced traffic. Also, the Company considered a more segmented approach to serving clients' needs, through structural changes in terms of plans, time slots and tariff areas. On March 5, 2004, Subtel released its "Objections and Counterproposal" report as part of the tariff setting process. This counterproposal proposes significant tariff decreases in most local tariffs. As a result, and as part of the tariff setting process, the Company requested the involvement of an experts panel, which had until April 4, 2004 to issue a non-binding opinion. On April 4, 2004, Telefónica CTC Chile presented its Modifications and Insistence Report to Subtel, incorporating the recommendations of the experts panel and persisting in those matters that were not subject to the Panel's opinion. On May 4, 2004, the Authority submitted the final Tariff Decree No. 169 to the Chilean General Controller for its final approval and publication in the Official Gazette, which is still pending. This Tariff Decree will regulate the Company's public local telephone service tariffs for the period between May 6, 2004 and May 6, 2009. Once the Chilean General Controller has approved the tariff decree, the Company will begin charging those rates to customers and will retroactively adjust its customers' bills to apply those tariffs from May 6, 2004.

New Tariff Decree No. 169, apart from establishing the new tariffs, defined seven tariff areas, three time slots and a new prepaid tariff. The new tariffs established in the Tariff Decree No. 169 as well as those included in the Tariff Decree No. 187, are compared in the following table:

	Average* Tariffs T. Decree No. 187	Average* Tariffs t. Decree No. 169	% Var.
	(In Ch$ as of Dec. 2002 (excluding VAT))
Fixed Charge	6,348	6,808	+7.2%
Measured Local Service (MLS)	13.61	10.94	-19.7%
Local Tranche (Mobile and Rural)	6.03	8.82	+46.4%
Complementary Services (Internet) /10X numbers	4.17	5.27	+26.3%
Prepaid	—	148.8	—
Access Charge	3.16	4.50	+42.3%

* Weighted according to 2003 Company traffic in the different time slots

A Tariff Index has also been defined to adjust monthly maximum regulated tariffs, which is different for the fixed monthly charge and the variable charges (including the variable charge per minute, the local interconnection charge and access charges) take into account: (i) the monthly variation of the WPI for domestic goods, (ii) the monthly variation of the WPI for imported goods, (iii) consumer price index, (iv) wholesaler price index, (v) access charge index (for variable charge only), and (vi) the prevailing corporate income tax rate. The Tariff Index for the fixed monthly charge is comprised of 33% of the WPI for domestic goods, 22% of the WPI for imported goods, 12% of CPI, and 33% of IPM, taking into account the prevailing corporate income tax rates. The Tariff Index applicable to variable charges, including per-minute charges, access charges and local interconnection fees, is comprised of 9% of the WPI for domestic goods, 32% of the WPI for imported goods, 19% of CPI, 29% of IPM and 11% of Access charge index, taking into account the prevailing corporate income tax rates. The use of the Tariff Index permits the Company to minimize significantly the impact of inflation on its revenues from tariff-regulated services.

Following is a comparison among components of tariff index for new Tariff Decree No. 169 vs. those of Tariff Decree No. 187:

Index	WDGPI(1)	WIGPI(2)	Index of wages and salaries	CPI(3)	WPI(4)	Access charge index(5)
T.Decree 187 = Fixed Charge	50%	10%	40%	—	—	—
T.Decree 169 = Fixed Charge	33%	22%	—	12%	33%	—
T.Decree 187 = Variable Charge	53%	20%	27%	—	—	—
T Decree 169 = Variable Charge	9%	32%	—	19%	29%	11%

(1)	WDGPI:	Wholesaler domestic goods price index
(2)	WIGPI:	Wholesaler imported goods price index (US dollar component)
(3)	CPI:	Consumer price index
(4)	WPI:	Wholesaler price index
(5)	Access charge index:	A composite of access charges for non-Telefónica CTC Chile operators

C.    Organizational Structure

Telefónica Internacional Chile owns 43.64% of all shares of Telefónica CTC Chile. Telefónica Internacional Chile is a 99.9%-owned subsidiary of Telefónica Chile Holding B.V., which in turn is an indirectly wholly owned subsidiary of Telefónica S.A.

Subsidiaries and Certain Affiliates of Telefónica CTC Chile

The following chart sets forth the organization of Telefónica CTC Chile's subsidiaries and affiliates, all of which are Chilean corporations, except for TBS Celular Participaçoes S.A., which is a Brazilian corporation. Percentage ownership information is as of December 31, 2003.

(1)	The remaining interest in these companies is also indirectly held by Telefónica CTC Chile.

(2)	On January 28, 2003, the merger of Telefónica Data Chile S.A. into Telefónica Empresas CTC Chile S.A. was approved by the Board of Directors of Telefónica Empresas.

(3)	Telefónica CTC Chile controls 28.84% of Atento Chile through additional participations of its subsidiaries 188 Telefónica Mundo and Telefónica Empresas.

(4)	On July 27, 2003, 188 Telefónica Mundo sold its 1.1% ownership interest in TerraNetworks, pursuant to the Tender Offer of Telefónica S.A.

(5)	On June 19, 2003, the subsidiary Desarrollo de Servicios de Información "Infoera" changed its name to Telefónica Internet Empresas "TIE." On May 2, 2003, Telefónica Empresas sold its 99.99% ownership interest in the subsidiary Tecnonautica to its subsidiary Telefónica Internet Empresas. On December 1, 2003, Telefónica Empresas sold its 100% ownership interest in the subsidiary Administradora de Sistemas de Telepeajes de Chile S.A. to its subsidiary Telefónica Internet Empresas.

(6)	On December 1, 2003, the merger of the subsidiary Portal de pAfos e Información S.A. And Tecnonautica S.A. became effective. On December 31, 2003, the merger of Infochile S.A. and Tecnonautica S.A. became effective.

(7)	On December 1, 2003, the merger of the subsidiary Comunicaciones Mundiales S.A. and Telefónica Empresas became effective.

(8)	On August 27, 2003, Telefónica Empresas sold its remaining 35% equity interest in Sonda S.A. to a third party, Inversiones Santa Isabel Ltda.

(9)	On March 24, 2004, Telefónica CTC Chile agreed to sell its 9% ownership interest in Publiguías to Telefónica Publicidad e Información S.A. (TPI), which was consummated on April 24, 2004.

(10)	On May 2004, Telefónica CTC Chile announced that the Board of Directors approved the offer made by TEM to acquire 100% of the Company's subsidiary, Telefónica Móvil Chile S.A. Completion of the transaction will require two-thirds shareholder approval at an Extraordinary Shareholders' Meeting. See "Item 5: Operating and Financial Review and Prospects—Recent Developments and Trends."

While Telefónica CTC Chile itself operates the Company's local telephone service activities—the Company's core business area—Telefónica CTC Chile's other business activities are managed through the following operating subsidiaries:

188 Telefónica Mundo and Globus120

Formed in 1989, 188 Telefónica Mundo (formerly known as CTC Mundo) is one of the Company's domestic and international long-distance subsidiary carriers. The Government granted 188 Telefónica Mundo licenses to provide domestic and international long-distance services with its own equipment effective August 27, 1994. See "—Business Overview—Licenses and Tariffs—The Tariff System—Multicarrier System" and "—Business Overview—Licenses and Tariffs—Licenses."

On October 14, 1998, Telefónica CTC Chile completed its acquisition of 99.9% of the equity securities of VTR Larga Distancia, a telecommunications company offering data transmission and domestic and international long-distance services throughout Chile, for a total cost of the Chilean peso equivalent of US$ 49.9 million (historic value). The long-distance business of VTR Larga Distancia was transferred to a newly created Company's long-distance subsidiary, Globus 120, and the data transmission business of VTR Larga Distancia was later absorbed by Telefónica Empresas, the subsidiary which largely forms the Company's Corporate Customers Communications and Data business area.

188 Telefónica Mundo currently operates the most extensive fiber optic network in the country, stretching from Region I (the Peruvian border) to Region X (Puerto Montt), including connections to Perú and Argentina. 188 Telefónica Mundo also operates digital satellite and microwave links in areas not covered by the fiber optic network. In addition, 188 Telefónica Mundo participates actively in the development and use of submarine fiber optic networks such as Unisur, Americas I, Americas II, Atlantis II, Columbus II, Panamericano, Maya I, TPC-5 and SAM-1 (Emergia), and in the Intelsat, Nahuelsat and Panamsat satellite systems.

Telefónica Móvil

Telefónica Móvil (formerly known as CTC Startel) is Telefónica CTC Chile's mobile communications company. Telefónica Móvil provides cellular communications throughout Chile. In 1996, Telefónica CTC Chile and VTR merged their mobile communications operations to form Telefónica Móvil. After the merger, Telefónica CTC Chile owned 55% of Telefónica Móvil, and VTR owned 45%. All licenses belonging to the mobile communications operations of Telefónica CTC Chile and VTR were transferred to Telefónica Móvil, which began operations on June 1, 1996. In December 1997, Telefónica CTC Chile purchased VTR's 45% participation in Telefónica Móvil, whereby it obtained a 100% direct and indirect ownership of Telefónica Móvil. On May 2004, Telefónica CTC Chile announced that the Board of Directors approved the offer made by TEM to acquire 100% of the Company's subsidiary, Telefónica Móvil Chile S.A. The Completion of the transaction will require shareholder approval at an Extraordinary Shareholders' Meeting. See "Item 5: Operating and Financial Review and Prospects—Recent Developments and Trends."

Telefónica Empresas

In 1992, Telefónica Empresas (formerly known as CTC-Corp) began operating Telefónica CTC Chile's private telecommunications services (including data transmission, and sale and rental of networks and equipment) and managing the Company's large business and institutional customer accounts. The corporate objective of this subsidiary is to provide integrated telecommunications solutions to corporate customers, including the sale of telephone lines, telephone traffic, and telecommunications equipment, as well as advanced telephone, Internet and data services.

On January 28, 2003, the Board of Directors of Telefónica Empresas approved the merger of Telefónica Data Chile S.A. into Telefónica Empresas CTC Chile S.A.

CTC-Equipos

CTC-Equipos operates Telefónica CTC Chile's public and rural telephone operations and provides home telephone installations, mainly for residential customers.

t-gestiona

On August 1, 2001, t-gestiona officially began operations as a wholly owned subsidiary of Telefónica CTC Chile. This subsidiary is responsible for the provision of support services to other business areas of the Company, including: delivering logistics, e-learning, fund management, insurance, collection, personnel, tax, real estate administration and general services.

Publiguías

Publiguías is an affiliate of Telefónica CTC Chile and a subsidiary of Telefónica S.A. in charge of the publication, distribution and sale of advertising space in telephone directories, as well as the sale of Chilean tourism guides. On April 26, 2004, the Company sold its 9% ownership interest in this affiliate, but it will continue maintaining a commercial relationship with Publiguías.

Atento Chile

On May 5, 1999, Atento Chile was created and is currently 28.84% owned by Telefónica CTC Chile (27.41% directly and 1.43% indirectly) and 70% owned by Atento Holding Chile S.A. Atento Holding Chile S.A. is 99.9% owned by Atento Holding Inc., and 99.9% of the latter is controlled by the Telefónica Group. Through Atento Holding Inc., the Telefónica Group operates an integrated global call-center business platform among its members. A new outsourcing agreement between Telefónica CTC Chile and Atento Chile became effective on May 22, 2001, for a term of up to July 31, 2004. Pursuant to the agreement, Atento Chile offers Telefónica CTC Chile directory assistance, technical assistance and customer complaint management, as well as general commercial and sales information. Similar agreements, involving all of the Company's subsidiaries, are also in effect.

D.    Property, Plant and Equipment

The principal plant and equipment of the Company consists of outside plant and switching equipment and operating units that are located throughout the country. The Company's land and buildings principally consist of its telephone exchanges and other technical, administrative and commercial properties. As of December 31, 2003, the Company's telephone plants and equipment represented 85.2% of its gross fixed assets (including depreciation); construction in progress represented 2.5%, land and buildings represented 5.3%, and furniture, office equipment and other assets represented 7.0%. Substantially all of Telefónica CTC Chile's telephone exchanges are situated within buildings owned by the Company. Telefónica CTC Chile also owns its corporate headquarters located at Avenida Providencia 111 in Santiago. This building, which houses the Company's principal offices, was completed in October of 1996 and currently provides office space for the majority of the administrative and technical staff of Telefónica CTC Chile and its subsidiaries. The assets of Telefónica CTC Chile and its subsidiaries are insured, subject to standard deductibles and other terms and conditions, for all events of physical damage and loss of revenue resulting from service outages. As of December 31, 2003, the assets and operating revenue insured totaled approximately Ch$ 2,246,566 million (US$ 3,783 million), which consisted of Ch$ 1,571,457 million (US$ 2,646 million) in insured assets and Ch$ 675,109 million (US$ 1,137 million) in insured revenues.

ITEM 5.    OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The information in this Item 5 should be read in conjunction with the Company's Audited Consolidated Financial Statements and the notes thereto included elsewhere in this Annual Report. The Audited Consolidated Financial Statements have been prepared in accordance with Chilean GAAP, which differs in some significant respects from U.S. GAAP. See Note 34 of the Company's Audited Consolidated Financial Statements for a description of the main differences between Chilean GAAP and U.S. GAAP and a reconciliation to U.S. GAAP of net income and total shareholders' equity. Prior to the Annual Report for fiscal year 2002, the Company historically prepared the audited consolidated financial statements in its annual reports in U.S. GAAP. As a result, the Audited Consolidated Financial Statements, the financial data presented below and other financial data contained in this Annual Report, which unless otherwise indicated has been prepared in accordance with Chilean GAAP, may not be directly comparable to similar data presented in annual reports prior to the Annual Report for fiscal year 2002.

Overview

Telefónica CTC Chile is the largest telecommunications enterprise in Chile. The Company provides a broad range of telecommunications services throughout Chile, including local telephone service, mobile communications services, domestic and international long-distance service, data transmission, broadband access and services, dedicated lines, terminal equipment sales and leasing, public telephone service, interconnection services, certain value-added services, and Internet access for corporate customers.

The Tariff Decree

The Company's results from operations have been significantly affected by the regulatory changes introduced in 1999 with the publication of Tariff Decree No. 187. The tariff structure, which regulates, among other things, the maximum rates and fees that the Company can charge for certain local telephony services, does not equally apply to certain other local telephony operators, mobile phone service providers and cable telephony operators with which the Company competes. The introduction of the tariff decree caused a reduction of approximately 25% in regulated revenue per line in the first year, and has since continued to negatively affect the Company's results for its Fixed Telephony segment. The Company sought administrative relief to correct what it believes are errors and illegalities committed in the previous tariff setting process, which were denied, and it has filed a civil lawsuit against the State of Chile for damages resulting from such errors and illegalities. A new tariff decree covering local telephone service was announced on May 4, 2004. See "Item 4: Information on the Company—Business Overview—Licenses and Tariffs—The Tariff System."

Since 1999, the Company has also been affected by increased competition, especially in fixed and mobile telephony, as well as by a slowdown in the Chilean economy, which has been reflected in decreases in local and long-distance traffic and an increase in bad debt expenses.

The Chilean Economy

The Chilean economy, is widely recognized as one of the healthiest and most stable in the region. The Central Bank follows credible monetary policies and meets its inflation goals, and the government has voluntarily committed to a structural surplus, which provides that fiscal deficits may not exceed 1% of GDP. The country's financial system has default rates lower than some more industrialized countries.

The Company's operations are located almost entirely in Chile, thus the Company's operating and financial performance is sensitive to, and dependent upon, the level of economic activity in Chile. Since experiencing a decline of 0.8% in GDP in 1999, the Chilean economy has recovered with GDP expanding at rates of 4.5% in 2000, 3.4% in 2001, 2.2% in 2002 and an estimated 3.3% in 2003. However, these growth rates are relatively low in comparison to historical rates. The Central Bank has continued to pursue a policy aimed at restraining inflation, which was 2.8% in 2002 and 1.1% in 2003, and maintaining a low current account deficit, which was 1.3% of GDP in 2002 and 0.8% in 2003. Unemployment has shown some improvement, declining from 9.0% in 2002 to 8.5% in 2003, but remains at a high enough level to result in cautious consumer spending, which has impacted the demand for telecommunications services.

Foreign investment in Chile is estimated at 3.4% of GDP for 2003 as compared to 4.9% of GDP in 2002. The entrance of foreign capital has been strengthened by the stable economy and the country's credit ratings, among other factors. Moody's reaffirmed its Baa1 rating in December 2003 while Standard & Poor's raised its A- rating to A in January 2004.

Telefónica CTC Chile continues to be one of the driving forces behind the country's economic development, contributing to an estimated 55% of the telecommunications industry's GDP and 1.1% of national GDP.

Due to the importance of the level of economic activity and other macroeconomic variables to the Company's businesses, Telefónica CTC Chile monitors and analyzes Chilean and related foreign economic indicators. Accordingly, the Company has established a "Risk Monitor Index" for internal use, aimed at anticipating possible crises. This indicator is currently at low to neutral risk levels.

Company Strategy

In 1999, the Company focused its strategy to align the Company's operations and financial situation to the new economic, regulatory and competitive environment. The basis of the Company's strategy, which is aimed at strengthening cash flow, is to focus on the Company's core business areas, which are its local and long-distance mobile communications and corporate customer communications and data businesses. The goal of the current business strategy is to:

•	Be the market leader in providing global telecommunications services and focus on customer satisfaction.

•	Obtain operational profitability in line with market expectations, which meets the Company's commitment to its shareholders.

•	Target investments to core business areas, including maintenance and development on the most promising areas. In line with this strategy, the Company has sold certain non-core assets, the most significant of which were its cable TV network and related assets in July 2000, 25% of its ownership interest in its information systems subsidiary, Sonda, in September 2002 and the remaining 35% ownership interest in Sonda in August 2003 and its health insurance subsidiary, Istel, in September 2003.

•	Strengthen our capital structure by improving debt ratios and interest coverage. Since the second half of 1999, the Company has substantially directed all of its net cash flow from operations, together with the net cash flow generated from the sale of non-core assets, to the reduction of debt. This has allowed Telefónica CTC Chile to reduce its total long-term debt (including current maturities) from Ch$1,534,795 million in December 1999 to Ch$838,908 million (US$1,412.7 million) as of December 2003, reaching a leverage ratio of 0.93 times at December 31, 2003, as compared to 1.36 times in at December 31, 1999. The leverage ratio is calculated as total liabilities over shareholders' equity.

The strategic focuses by business segment are as follows:

Fixed Telephony:

•	To develop a broad offering of value-added services, with a specific focus on the use of more bandwidth with ADSL technology, and to create a greater incentive for customer loyalty.

•	To offer flexible usage plans for various customer segments to stimulate growth in the mature market of fixed lines in service and traffic.

Long Distance:

•	Continue to meet customers' needs through innovation of services, offering new products and services, focus on traffic generation and network usage.

Mobile Communications:

•	To deploy the new GSM technology, to offer new value-added services, usage plans and broadband services that allow customers to choose different services according to their needs.

•	To develop and market voice usage plans and value-added services that enhance customer loyalty and increase average revenues.

On May 18, 2004, the Board of Directors of Telefónica CTC Chile agreed to recommend to shareholders the approval of the offer made by TEM to acquire 100% of the Company's subsidiary, Telefónica Móvil Chile S.A. Completion of the transaction will require shareholder approval at an Extraordinary Shareholders' Meeting, to be held within the 60 days of the announcement. See "Item 5: Operating and Financial Review and Prospects—Recent Developments and Trends." If the sale transaction of the Company's subsidiary Telefónica Móvil Chile to TEM is consummated, the Company will no longer participate in the mobile business and would adjust its strategy accordingly. See "Item 4: Information on the Company—Development Plan and Strategic Goals".

Corporate Communications and Data:

•	To generate long-term relationships with companies and large corporations offering complete telecommunications solutions, from infrastructure to engineering and consulting.

•	To differentiate technology through continuous improvement of the IP network and driving the "TICs" (Telefónica Data Internet Centers).

•	To increase connectivity of data links for medium businesses and to increase connectivity of advanced services over IP for large corporate customers who have satisfied their data transmission requirements.

Recent Developments and Trends

Through March 2004, the Chilean economy has remained stable and shown moderate signs of recovery. GDP growth in 2004 is projected to be between 4% and 5%, together with expectations of an increase in domestic demand. Chile continues to show a more stable economic environment than most other Latin American countries. After a nominal decrease in the exchange rate in 2003 of 17.4%, the exchange rate increased 2.4%, in nominal terms, between December 31, 2003 and March 17, 2004. Additionally, inflation in the first three months of the year has remained stable at approximately 0.2% and is estimated to reach 2.5% for the year.

Since the Company is subject to fixed line telephony and mobile interconnection regulation, its business strategy is subject to modification depending on the outcome of the tariff setting processes. In February 2004, the telecommunications authorities set the mobile interconnection tariffs for the period February 2004 through February 2009, for the Company's subsidiary, Telefónica Móvil, see "Business Overview—Licenses and Tariffs—Calling Party Pays Structure". Additionally, The local telephony tariff decree for the next five-year period from 2004 to 2009 was issued in May 2004. See "Item 4: Information on the Company—Business Overview—Licenses and Tariffs—The Tariff System". The Company has not, as of yet, modified its strategy in these businesses areas in response to the tariff setting process. The Company estimates that if the new local telephone tariffs defined by Tariff Decree No. 169 were applied and assuming that traffic is redistributed in favor of lower tariff levels, regulated local telephony revenues would decrease between 3% to 5% over a twelve-month period.

According to the terms of the new Tariff Decrees for mobile communications, announced in February 2004, and for fixed telephony, recently announced in May 2004, the Company has not, as of this date, modified its capital expenditures plan for 2004 which considers maintaining a stable level and mainly focused on mobile, broadband and corporate communications. The Company also expects to continue with a conservative investment strategy, maintaining sound debt levels and conservative hedging policies, see "Item 5B: Liquidity and Capital Resources—Foreign Exchange and Interest Rate Risk Management". During 2004, Telefónica CTC Chile expects to maintain strict cost controls, while at the same time continuing to focus its efforts on revenue generation and on preserving revenue per user in each business segment.

In the fixed telephony business, the Company's revenue is materially dependant on fixed telephony regulation and the outcome of the new tariff decree No. 169 issued in May 2004. To preserve fixed telephony revenues by stimulating demand in the fixed line network, Telefónica CTC Chile's commercial efforts will be focused on the expansion of ADSL, as well as Telemergencia (home security) and prepaid services for fixed lines, offering value added services to customers and the development of new plans associated to the tariff flexibility approved in early 2004.

The Company expects the long-distance market to continue to be affected by the substitution of mobile and Internet traffic for traditional fixed line use. To offset these effects, the Company will continue its commercial efforts to expand the usage of long-distance services through alternative service and payment plans, such as flat fee rate structures.

The focus of the mobile business will continue to be the development of Telefónica Móvil's nationwide GSM/GPRS network. The mobile telephony market may be substantially impacted in ways that the Company cannot now predict with the issuance of the new tariff decree setting CPP rates in February 2004, see "Business Overview—Licenses and Tariffs—Calling Party Pays Structure."

On March 8, 2004, Telefónica S.A. announced the purchase of BellSouth L.A. through its subsidiary TEM. On May 18, 2004, the Board of Directors of Telefónica CTC Chile agreed to recommend to shareholders the approval of the offer made by TEM to acquire 100% of the

Company's subsidiary, Telefónica Móvil Chile S.A. The price offered by TEM is US$1,007 million to be paid in cash upon closure of the transaction. TEM will also pay the intercompany debt Telefónica Móvil Chile S.A. has with Telefónica CTC Chile at the closure of the transaction. As of March 31, 2004, this debt totaled US$243.1 million. Completion of the transaction will require two-thirds shareholder approval at an Extraordinary Shareholders' Meeting, to be held within 60 days of the announcement. The Company is also seeking creditor approval regarding certain covenants included in its credit agreements. In addition, on May 27, 2004 Telmex Chile Long Distance S.A. (a subsidiary of the Mexican telecommunications Telmex) filed a lawsuit against Telefónica CTC Chile, Telefónica Móvil de Chile S.A., TEM, Bellsouth Comunicaciones, Bellsouth Chile and Bellsouth Chile Holdings before the Chilean Antitrust Commission, requesting that the Company's proposed sale of Telefónica Móvil Chile to TEM or any act that leads to the merger of the Telefónica and BellSouth mobile assets violates and infringes free competition standards. Telmex requested that the merger be prohibited or that the conditions for the merger be regulated. On June 2, 2004, the requests made by Telmex and Entel for preliminary injunctions to stop the sale transaction were rejected by the Antitrust Commission. This claim is currently pending the response of the defendants.

If the sale transaction of the Company's subsidiary Telefónica Móvil Chile to TEM is consummated, the Company would receive a cash payment of US$1,250 million, and pay dividends for a total amount of US$800 million. The Board of Directors has agreed to classify $200 million of the dividend as an interim dividend for 2004 and the shareholders will vote to approve $600 million of the dividend to be charged against retained earnings. Revenues from Telefónica Móvil Chile represented 29.2%, 24.0% and 20.0% of total operating revenues as of December 31, 2003, 2002 and 2001, respectively. If the sale transaction of the Company's subsidiary Telefónica Móvil Chile to TEM is consummated, the Company will no longer participate in the mobile business, thus, the Company's business strategy, financial policy and capital expenditure requirements will be focused on promoting revenue generation from its other services. In addition, the Company's capital expenditure requirements would be significantly reduced as capital expenditures for mobile operations represented 54.7% of the consolidated capital expenditures in 2003, 34.8% in 2002 and 30.9% in 2001. Total assets of Telefónica Móvil Chile represented 17.5%, 15.0% and 13.7% of consolidated total assets as of December 31, 2003, 2002 and 2001, respectively. Net cash provided by operating activities from Telefónica Móvil Chile was Ch$56,968 million (US$95.9 million) in 2003, compared to Ch$50,594 million in 2002, which represented 20.0% and 15.4% of consolidated net cash provided by operating activities, respectively. In 2001, net cash provided by operating activities from Telefónica Móvil Chile was Ch$43,987 million and represented 12.2% of consolidated net cash provided by operating activities.

In the corporate customer and data transmission market, the Company expects to see further growth, mainly driven by increased connectivity of data links for medium businesses, as well as advanced services over IP for large corporate customers who have satisfied their data transmission requirements.

In December 31, 2003, the Company had renewed its collective bargaining agreements with five unions representing 2,096 employees. The majority of workers negotiating included workers that, in the collective bargaining process of July 2002, froze their existing conditions by invoking article 369 of the Chilean Labor Code. The principle terms of these agreements considered: differentiated salaries in-line with market conditions, variable incentive according to Company performance and flexible schedules, among others. These changes allow for greater variability in compensation by associating wages with both individual performance and Company results and the Company implemented mechanisms to gradually adapt compensation to market levels. The Company can provide no assurance that it will be able to successfully negotiate future new contracts on terms favorable to it, or that the unions involved in the negotiations will not choose to implement a labor strike or invoke Article 369 of the Chilean Labor Code, at such time.

On March 24, 2004, Telefónica CTC Chile agreed to sell its 9% ownership interest in Publiguías to Telefónica Publicidad e Información S.A. (TPI). The sale agreement was signed on April 26, 2004 for a sale price of US$14.8 million, equivalent to Ch$9,013 million. The positive impact on the Company's second quarter 2004 financial results is expected to be approximately Ch$4,940 million (after taxes).

Critical Accounting Policies

This operating financial review and prospects is based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in Chile. The preparation of financial statements in accordance with GAAP requires our management to make estimates. Ultimate results could differ from those estimated if our estimates or assumptions used do not actually occur.

We believe the following represents our critical accounting policies. Our accounting policies are more fully described in Note 2 to our Consolidated Annual Financial Statements. The most critical accounting policies adopted in preparing the Consolidated Annual Financial Statements according to Chile GAAP relate to:

Property, Plant and Equipment.    The Company believes that the accounting estimate related to the establishment of asset depreciable lives is a "critical accounting estimate" because it requires management to make assumptions about technology evolution and competitive uses of assets. Management's assumptions about technology and its future development require significant judgment because the timing and impacts of technology advances are difficult to predict.

Impairment of Long-lived Assets.    We evaluate finite-lived assets we hold and use for impairment when there are changes in circumstances which indicate that the carrying amount of the assets may not be recoverable. Recoverability of assets to be held and used is measured under Chile GAAP by comparison of the carrying amount of an asset to its recoverable amount, calculated as discounted future net cash flows expected to result from the use of the asset and eventual disposition. Should a comparison of undiscounted cash flows versus book value indicate inability to recover the asset's book value, the measurement of the impairment would be performed as described above. The most significant estimates made in determining discounted future net cash flow include the selection of the appropriate discount rates and the number of years on which to base the cash flow projection, as well as historical results adjusted for anticipated operating conditions.

The number of years included in the discounted cash flows, in our opinion, subject to various factors which may differ from experience due to the rapid changes in technology in our industry. The factors which we take into consideration when establishing these lives are:

•	Foreseeable technology and business strategy changes;

•	Tariff regulatory actions which may affect determination of the useful lives.

Assumptions about the revenue stream included in such cash flows are estimable in those lines of our business which are regulated by tariffs. For those which are not, we take into consideration our operational strategy for increasing volume of customers or revenues versus the additional costs which would be incurred related to these increases in order to arrive at our projected cash flows.

Should our strategy or our basis for these assumptions change, the results of any recoverability test which we may be required to perform would differ.

Impairment of Goodwill.    Goodwill includes the cost of acquired subsidiaries in excess of the book value of the net assets recorded in connection with acquisitions. Accounting for goodwill requires management's estimate regarding the amortization period and the recoverability of the carrying value of goodwill. As prescribed under Chile GAAP, there is a maximum amortization period of 20 years. Factors that are considered in estimating the useful life of goodwill include:

•	the foreseeable life of the business;

•	expected actions by competitors and potential competitors; and

•	legal, regulatory, or contractual provisions affecting the useful life.

Under Chile GAAP, we would test goodwill for impairment using the same methodology as long-lived assets. In estimating the future net cash flows made by management. These include the determination of the projected sales growth and projected amounts for capital expenditures. In making these assumptions, we consider historical results adjusted to reflect current and anticipated operating conditions. Because a change in these assumptions can result in a significant change in the recorded amount of goodwill, we believe the accounting for goodwill is one of our critical accounting policies.

Allowance for Doubtful Accounts.    The Company estimates its doubtful account provision primarily based on analysis of history and future expectations of our retail and our corporate customers in each of our operating companies. Our assumptions are reviewed at least quarterly and adjustments are made to our bad debt allowance as appropriate. For both our retail and corporate customers, we use a statistical model based on our aging of accounts receivable balances. Our risk categories, risk percentages and reserve balance assumptions built into the model are reviewed monthly and the bad debt allowance is adjusted accordingly.

Inventories.    Equipments for sale are registered at the lower value of either acquisition cost, or as adjusted by inflation development or the market value. The estimated inventories to be utilized over the following 12 months are classified as short-term assets and their cost is adjusted by inflation. The obsolescence provision was determined based on a study of equipment and accessory material with low commercial turnover.

Severance Indemnity.    We sponsor a severance indemnity plan for employees which are treated, for accounting purposes, as a defined benefit plan. The defined benefit pension plans pay benefits to employees at retirement using formulas based on participants' years of service and compensation. These obligations are recorded at the present value of the liability determined at each year-end based on the current salary and average service life of each employee. We fund these plans as claims are incurred.

Recorded severance indemnities reflect our best estimate of the future cost of honoring our obligations under these benefit plans. We believe the accounting estimate relating to costs for pensions is a critical accounting estimate because changes in actuarial assumptions can materially affect the projected benefit obligations and net periodic pension costs. Should these assumptions change, our pension benefit obligation would require increase or decrease in the balance sheet and the recording of the offsetting effect in the income statement.

Access costs.    Access costs are costs incurred for transmission of voice and data over other carriers' networks. These costs consist of both fixed payments and variable amounts based on actual usage and negotiated or regulated contract rates. We expense access costs as incurred. Accordingly, at each balance sheet date, we record our best estimate of the access costs incurred but not yet billed based on internal usage reports. Once we receive an invoice from a carrier, a process of reconciling that carrier's invoice to our internal usage reports begins. In certain cases, this reconciliation process can take several months to complete. Once the reconciliation is complete, we agree with the carrier on the final amount due. In most cases, this process does not result in significant adjustments to our estimates. Accordingly, at each balance sheet date, we accrue access costs for estimated expenses that have not yet been billed by other carriers and for amounts for which the reconciliation of the carriers' invoices to our internal usage reports has not been completed. Due to the significance of access costs, the complexity of the systems that capture usage information and the number of different negotiated and regulated rates, we believe that the estimation of access cost accruals is a critical accounting policy.

A.    Operating Results

Net Income and Operating Revenues for 2001, 2002 and 2003

The following table presents historical information regarding the contribution, by amount and as a percentage of total operating revenues, of each of the Company's business segments to the Company's total operating revenues during the periods indicated below, calculated in accordance with Chilean GAAP.

OPERATING REVENUES

	Year ended December 31,
	2001		2002		2003
	Revenues	% of Total Operating Revenues	Revenues	% of Total Operating Revenues	Revenues	% of Total Operating Revenues
	(in millions of constant Ch$ as of December 31, 2003, except percentage amounts)
FIXED TELEPHONY	416,592	44.8%	385,039	44.3%	374,541	46.1%
Primary Service	373,771	40.2%	356,649	41.0%	343,531	42.3%
Fixed monthly charge	165,735	17.8%	160,320	18.4%	152,142	18.7%
Variable charge	169,139	18.2%	158,011	18.2%	143,651	17.7%
Connections & Installations	8,101	0.9%	7,030	0.8%	5,622	0.7%
Value-added services	17,648	1.9%	17,335	2.0%	18,130	2.2%
Terminal equipment marketing(1)	7,462	0.8%	5,017	0.6%	8,806	1.1%
Other fixed telephony revenues	5,686	0.6%	8,936	1.0%	15,180	1.9%
Access charges and Interconnections	24,510	2.6%	23,498	2.7%	25,630	3.2%
Interconnections to LD carriers	13,753	1.5%	13,078	1.5%	11,452	1.4%
Other interconnection services	10,757	1.2%	10,419	1.2%	14,178	1.7%
Directory advertising	18,311	2.0%	4,892	0.6%	5,380	0.7%

LONG DISTANCE(2)	82,719	8.9%	75,478	8.7%	61,655	7.6%

MOBILE COMMUNICATIONS(3)	186,015	20.0%	209,001	24.0%	237,620	29.2%
Outgoing traffic, equipment sales and other revenues	103,985	11.2%	122,103	14.0%	149,427	18.4%
Interconnection from CPP(4)	82,030	8.8%	86,898	10.0%	88,193	10.9%

CORPORATE CUSTOMERS COMMUNICATIONS AND DATA(1)	73,058	7.9%	87,068	10.0%	78,733	9.7%

INFORMATION SYSTEM SERVICES (SONDA)(5)	113,956	12.3%	62,945	7.2%	—	—

OTHER BUSINESSES	56,895	6.1%	50,194	5.8%	60,241	7.4%
Public telephones	16,217	1.7%	12,199	1.4%	11,081	1.4%
Interior installation and equipment marketing	26,635	2.9%	28,525	3.3%	30,937	3.8%
Other operating revenues	14,044	1.5%	9,470	1.1%	18,223	2.2%

TOTAL OPERATING REVENUES	929,235	100.0%	869,725	100.0%	812,790	100.0%

(1)	Beginning in 2003, small and local business equipment sales are included in the fixed telephony segment instead of corporate customers.

(2)	Revenues from long-distance service include revenues from long-distance traffic and the rental of the long-distance network to other telecommunications operators.

(3)	On May 18, 2004, Telefónica CTC Chile announced that the Board of Directors approved the offer made by TEM to acquire 100% of the Company's subsidiary, Telefónica Móvil Chile S.A. Completion of the transaction will require shareholder approval at an Extraordinary Shareholders' Meeting. See "Item 5: Operating and Financial Review and Prospects—Recent Developments and Trends."

(4)	CPP was implemented for mobile communications as of February 23, 1999. CPP interconnection revenues represent the revenues generated by incoming calls to Telefónica Móvil from all fixed line networks and other mobile operators.

(5)	Until September of 2002, revenues from the Company's information systems services provider, Sonda, were presented on a fully consolidated basis in accordance with Telefónica CTC Chile's 60% ownership interest in Sonda during such periods. On September 26, 2002, the Company signed an agreement to sell 25% of Sonda, reducing the Company's interest to 35% of the subsidiary. In August 2003 the Company sold the remaining 35% of its ownership interest. Thus, from September 2002 until August 2003, the Company recognized the corresponding percentage of Sonda's net income through the equity method.

Results of Operations for the Year Ended December 31, 2003 Compared to the Year Ended December 31, 2002

Since the acquisition of a 60% ownership interest of the Company's information systems subsidiary, Sonda, on January 11, 1999, until August 2002, Telefónica CTC Chile fully consolidated the financial results of Sonda. On September 26, 2002, the Company entered into an agreement to sell 25% of Sonda, resulting in the transfer of its previous controlling interest in Sonda and control over the administration of that company to a third party. Consequently, beginning September 2002, 35% of Sonda's net income was recognized under the equity method until August 2003, when the Company sold its remaining 35% ownership interest in Sonda.

Operating Revenues

Operating revenues decreased by 6.5% to Ch$812,790 million (US$1,368.8 million) in 2003 from Ch$869,725 million in 2002. Fixed telephony revenues, which accounted for 46.1% of the Company's operating revenues in 2003, decreased by 2.7% to Ch$374,541 million (US$630.8 million) compared to Ch$385,039 in 2002. Revenues from the long-distance business segment, which accounted for 7.6% of total revenues in 2003, decreased by 18.3% to Ch$61,655 million (US$103.8 million) compared to Ch$75,478 million in 2002. Revenues from the mobile communications business segment, which accounted for 29.2% of the Company's revenues in 2003, increased by 13.7% to Ch$237,620 million (US$400.2 million) compared to Ch$209,001 million in 2002. Revenues from the corporate customers communications and data business segment, which accounted for 9.7% of the Company's revenues in 2003, decreased by 9.6% to Ch$78,733 million (US$132.6 million) compared to Ch$87,068 in 2002. Revenues from the information system services business segment were no longer consolidated since the sale of 25% of the Company's ownership interest in September 2002. In August 2003 the remaining 35% interest in Sonda was sold. Revenues from the information system services business segment accounted for 7.2% of the Company's revenues in 2002. Revenues from other businesses, which accounted for 7.4% of the Company's revenues in 2003, increased by 20% to Ch$60,241 million (US$101.4 million) as compared to Ch$50,194 million in 2002.

Revenues from Fixed Telephony Services

The fixed telephony business segment consists of traditional telephone service (which includes fixed monthly charges, variable charges, connections and other installations, equipment sales and rental and certain value-added services) and new services that the Company offers using the fixed-line infrastructure, network interconnection services provided to other telecom operators and directory advertising. Results for the fixed telephony segment are recorded under its three components units: primary service, access charges and interconnections, and directory advertising.

Fixed telephony revenues decreased 2.7% to Ch$374,541 million (US$630.8 million) from Ch$385,039 million in 2002. The decrease, which is in line with a downward trend in fixed telephony revenues since 1999, is mainly attributable to the ongoing negative effects on the Company's traditional local telephony business of Tariff Decree No. 187, increased competition from local, mobile and cable TV operators and a decrease in traffic levels resulting from increased competition due primarily to mobile substitution. The decrease in fixed telephony revenues was partly offset by growth in other fixed telephony revenues that includes various new offerings by the Company of non-regulated services which utilize the existing fixed line network capacity, such as prepaid services, Broadband services through ADSL and flat fee tariff plans for Internet access, among others and increase in revenues from equipment marketing, which, as of January 2003, include revenues from equipment sales to small and medium-sized enterprises. Previously, these revenues were included in corporate customer communications revenues.

Primary service.    Revenues from primary service, which includes, among other things, fixed monthly charges, variable charges, connections and other installations, value added services and equipment marketing, decreased by 3.7% in 2003 to Ch$343,531 million (US$578.5 million) from Ch$356,649 million in 2002. Primary service revenues represented 91.7% of all revenues from fixed telephony services in 2003.

Revenues from fixed monthly charges decreased by 5.1% in 2003 to Ch$152,142 million (US$256.2 million) from Ch$160,320 million in 2002. This decrease was mainly attributable to a 1.0% additional tariff reduction applied in May 2002 and 2003, pursuant to Tariff Decree No. 187, and the reduction in the fixed monthly charge as a result of a reduction in the tariff index due to decreases in whole price index ("WPI") for imported goods as a result of the appreciation of the Chilean peso against the US dollar. See "Item 4. Tariff Structure for 1999-2004." Also contributing to this decline was the 6.4% decrease in average lines in service in 2003, which resulted from increased disconnections of bad debt lines.

Revenues from variable charges decreased by 9.1% in 2003 to Ch$143,651 million (US$241.9 million) from Ch$160,320 million in 2002, as a result of (i) a 6.4% reduction in average lines in service, (ii) the reduction of the tariff index over variable charge rate due to the decrease in WPI as a result of the appreciation of the peso against the US dollar, (iii) a 4.5% decrease in local traffic and a higher proportion of fixed-Internet traffic that has lower rates than regular local calls and (iv) a 1.0% additional tariff reduction applied to per-minute rates in May 2002 and 2003, pursuant to Tariff Decree No. 187.

Revenues from installations and connections decreased by 20.0% in 2003 to Ch$5,622 million (US$9.5 million) from Ch$7,030 million in 2002, principally due to a 51.7% drop in revenues from connections to the public network. During 2003, 308,266 lines were connected, decreasing 9.4% as compared to 2002. While revenues from other installations such as cut-off and replacement of lines and charges for transferring and moving fixed lines, increased slightly by 0.4% as compared with 2002.

Value-added services include revenues generated from (i) dedicated lines and (ii) revenues from value-added services for residential customers including, among other things, change of phone number, voice mail, detailed invoice call waiting and call transfer. Revenues from value-added services increased by 4.6% in 2003 to Ch$18,130 million (US$30.5 million) from Ch$17,335 million in 2002.

Revenues from terminal equipment marketing include the sale and leasing of telecommunications equipment such as, among other things, telephones, facsimiles and multiple lines. Revenues from equipment sale and rental increased by 75.5% in 2003 to Ch$8,806 million (US$14.8 million) from Ch$5,017 million in 2002, primarily due to that beginning in 2003, the revenues from terminal equipment marketing include revenues from equipment sales to small and medium-sized enterprises as a consequence of the new business structure. In previous years these revenues were included in corporate customer communication revenues. Including revenues from equipment sales to small and medium-sized enterprises in 2002 of Ch$6,333 million, revenues from terminal equipment marketing decreased 21.3% in 2003 compared to 2002. See Note 34(c) "Information by Business Segments" to the Annual Consolidated Financial Statements.

Other fixed telephony revenues include revenues from, among other things, operator services, rural telephony, dedicated lines for Internet and ADSL lines to provide Broadband services. These revenues increased 69.9% in 2003 to Ch$15,180 million (US$25.6 million) as compared to Ch$8,936 million in 2002, mainly due to a 364.6% increase in revenues from ADSL services and a 42.0% increase in revenues from flat fee lines dedicated to Internet.

Access charges and interconnection.    Access charges and interconnection include revenues from interconnection charges and data processing services such as metering, rating, billing and collections offered to long-distance operators. Access charges and interconnection revenues increased by 3.2% to Ch$25,630 million (US$43.2 million) in 2003 from Ch$23,498 million in 2002. In spite of a 16.2% decrease in Domestic Long Distance ("DLD") market traffic and a 26.7% decrease in International Long Distance ("ILD") market traffic, revenues from access charges increased primarily due to an increase of 36.1% in other interconnection services as a result of (i) the payment of pending interconnection charges from other telecom operators and (ii) higher revenues from network services and interconnections to long-distance operators.

Directory advertising.    Directory advertising includes revenues from directory advertising generated by the Company's contract with Publiguías. Pursuant to this agreement, Telefónica CTC Chile receives a percentage of the revenues generated by the sale of advertisements in the Yellow

Pages and the White Pages, published by Publiguías. Directory advertising revenues increased by 10.0% in 2003 to Ch$5,380 million (US$9.1 million) from Ch$4,892 million in 2002 due to increased revenues from the sale of advertisements in the Yellow Pages and the White Pages published by Publiguías.

On March 24, 2004, Telefónica CTC Chile agreed to sell its 9% ownership interest in Publiguías to Telefónica Publicidad e Información S.A. (TPI). The sale agreement was signed on April 26, 2004 for a sale price of US$14.8 million, equivalent to Ch$9,013 million. This transaction will not affect the revenues generated by the contract with Publiguias, described above.

Revenues from Long-Distance Services

188 Telefónica Mundo, a 99.2%-owned subsidiary of Telefónica CTC Chile, and Globus 120, a 99.99% owned subsidiary of Telefónica CTC Chile, hold concession rights to provide domestic and international long-distance services throughout Chile. The long-distance business segment includes revenues from domestic and international long-distance traffic carried by the Company's two long-distance subsidiaries as well as revenues from the rental of 188 Telefónica Mundo's long-distance network to other telecom operators. The long-distance market is a very competitive environment, and the Company has experienced lower volumes of traffic in 2003 mainly due to the substitution of mobile telephones and Internet communications for traditional fixed-line usage. In 2003, total revenues from the long-distance business segment decreased 18.3% to Ch$61,655 million (US$103.8 million), compared to Ch$75,478 million in 2002. The decrease was mainly attributable to (i) a 21.2% decrease in revenues from DLD services to Ch$26,209 million (US$ 44.1 million) from Ch$33,265 million in 2002, which reflected a 9.8% decrease in DLD traffic resulting from the substitution effect, as mentioned above, (ii) a 13.2% decrease in revenues from outgoing ILD services to Ch$24,576 million (US$41.4 million) from Ch$28,328 million in 2002, attributable to a lower average price per outgoing minute as a result of increased competition and a 3.2% decrease in outgoing ILD traffic carried by 188 Telefónica Mundo and Globus 120, and (iii) a 21.7% decrease in revenues from the rental of the long-distance network due to decreased pricing for these services and lower market traffic.

Revenues from Mobile Communications

The mobile communications business segment receives revenues from outgoing cellular traffic, mobile equipment sales, and interconnection fees from incoming calls from other networks and mobile equipment sales. The Chilean mobile market is highly competitive and has relatively high levels of penetration resulting from substantial growth during the previous five years.

Total revenues from mobile communications increased by 13.7% to Ch$237,620 million (US$400.2 million) in 2003, as compared to Ch$209,001 million in 2002. This increase can be primarily explained by (i) a 22.4% increase in outgoing traffic and mobile equipment sales revenues to Ch$149,427 million (US$251.6 million) in 2003 from Ch$122,103 million in 2002 and (ii) a 1.5% increase in revenues from interconnections associated with incoming calls from other networks to Ch$88,193 million (US$148.5 million) as compared to Ch$86,898 million in 2002. The increased revenues noted above are primarily attributable to a 15.3% growth in the average size of the subscriber base in 2003. As of December 31, 2003, the Company had 2,269,757 mobile telephony customers, a 22.7% increase from December 31, 2002. This increase was offset by a decrease in the average monthly revenue per customer, directly associated with the growth in the proportion of prepaid service customers, who have a lower average monthly revenue per customer than subscribed service clients with contracts. Prepaid service customers represented 80.5% of the total average of subscribed service clients at the end of 2003, as compared to 76.3% at the end of 2002.

On May 18, 2004, Telefónica CTC Chile announced that the Board of Directors approved the offer made by Telefónica Móviles S.A ("TEM") to acquire 100% of the Company's subsidiary, Telefónica Móvil Chile S.A. Completion of the transaction will require shareholder approval at an Extraordinary Shareholders' Meeting. See "Item 5: Operating and Financial Review and Prospects—Recent Developments and Trends." If the sale transaction of the Company's subsidiary

Telefónica Móvil Chile to TEM is finally materialized the Company no longer will participate in the mobile business. As of December 31, 2003, revenues from Telefónica Móviles represented 29.2% of total operating revenues and Telefónica Móviles contributed net income of Ch$4,542 million to the consolidated net results. As of December 31, 2002, revenues from Telefónica Móvil Chile represented 24.0% of total operating revenues and net income of Ch$3,937 million.

Revenues from Corporate Customers Communications and Data

Corporate customers communications and data include revenues from (i) the sale and rental of telecommunications equipment to corporate customers (i.e. fax, PABX, etc.), (ii) complementary telephone services, such as 600, 700 and 800 numbers and digital communication services, (iii) data services, including ATM, Frame Relay, data equipment and services related to the IP network and (iv) dedicated links and other services, including videoconference, Datared, E1 Links and VSAT, Internet access, housing, hosting and consulting services to corporate customers. Beginning in 2003, telecommunications equipment sales to small and medium-sized enterprises are included in fixed telephony revenues. Revenues from corporate customers communications and data decreased by 9.6% to Ch$78,733 million (US$132.6 million) in 2003, as compared to Ch$87,068 million in 2002. This decrease was mainly due to a 29.2% decrease in revenues from terminal equipment marketing to Ch$17,549 million (US$29.6 million) from Ch$24,746 million in 2002, due to that beginning January 2003, revenues from terminal equipment sales to small and medium-sized enterprises are included in fixed telephony revenues as consequence of the new business structure. Revenues from equipment sales to small and medium-sized enterprises in the year 2002 were Ch$6,333 million, excluding those revenues in 2002, these revenues decreased 4.7% in 2003 compared to 2002. Dedicated links and others decreased 40.2% to Ch$18,480 million (US$31.1 million) from Ch$30,900 million in 2002 which was partially compensated by (i) a 45.0% increase in data services revenues to Ch$26,696 million (US$45.0 million) from Ch$18,414 million in 2002, mainly as a result of increased demand for data connectivity services, which led to an increase of 4.1% in the number of ATM links during 2003, and an increase of 85.3% in the number of IP network connections; and (ii) a 23.1% increase in complementary services to corporate customers to Ch$16,008 million (US$27.0 million) from Ch$13,008 million in 2002, mainly due to increased sales of digital lines for business clients and value added services. See Note 34(c) "Information by Business Segments" to the Annual Consolidated Financial Statements.

The growth in these services reflects the Company's continuing focus on the deployment of new technologies based on the IP network and broadband technologies that have allowed for market expansion and the provision of advanced services to business clients, as well as the Company's efforts to increase the number of data connections, especially ATM, dedicated Internet access and IP network customers. The growth in corporate customers communications and data revenues was partially offset by a decrease in frame relay connections in 2003 and 2002, as corporate customers migrated from traditional technologies to new services provided by the Company over the IP network.

Revenues from Information Systems Services

Information systems services refers to the Company's former subsidiary of information systems, Sonda. In September 2002, Telefónica CTC Chile sold a 25% ownership interest in Sonda, while maintaining a 35% ownership interest in that company. As a result, Telefónica CTC Chile no longer had a majority ownership interest or administrative control of Sonda and, consequently, no longer consolidated its financial results. The financial statements of the Company reflect the consolidation of Sonda's results until August 31, 2002 and, as of September 1, 2002, 35% of Sonda's net income, was recognized through the equity value method until August 2003, when the Company sold its remaining interest in Sonda. See "Item 4: Information on the Company—A. History and Development of the Company—Investments and Divestures."

Revenues from Other Businesses

Revenues from other businesses include revenues from CTC Equipos, a subsidiary that mainly provides public telephone services, terminal equipment sales and interior installations maintenance,

and from other subsidiaries including Istel, Tecnonáutica, Telefónica Internet Empresas (TIE), t-gestiona and Telemergencia. Revenues from Other Businesses increased by 20.0% to Ch$60,241 million (US$101.4 million) in 2003, compared to Ch$50,194 million in 2002.

Public telephone services revenues decreased by 9.2% in 2003 to Ch$11,081 million (US$18.7 million) from Ch$12,199 million in 2002, mainly as a result of lower average revenue per public telephone due to decreased traffic, which in turn was attributable to the substitution of mobile phone usage for traditional public telephone traffic. This decrease was partly offset by an 8.5% increase in revenues from the installation of lines and telephone equipments inside buildings and maintenance monthly fees ("interior installations and equipment marketing"), which were Ch$30,937 million (US$52.1 million) as of December 31, 2003 compared to Ch$28,525 million in 2002.

Other operating revenues include revenues from the Company's subsidiaries t-gestiona, Telemergencia, Istel and others. Other operating revenues increased 92.4% in 2003 to Ch$18,223 million (US$30.7million) from Ch$9,470 million in 2002, mainly as a result of an increase in revenues attributable to the Company's new security and surveillance systems subsidiary, Telemergencia, and partially offset by lower revenues from the health insurance company for CTC's employees "Istel," which was sold in September 2003.

Operating Costs and Administration and Selling Expenses

Operating costs and expenses decreased by 5.5% to Ch$697,432 million (US$ 1,174.5 million) in 2003, as compared to Ch$737,922 million in 2002.

Operating salaries and related costs.    Operating salaries and related costs, which represented 8.1% of total operating costs and expenses during 2003, decreased by 29.3% to Ch$56,839 million (US$95.7 million) from Ch$80,362 million in 2002. The decrease was mainly the result of cost savings related to personnel reductions which occurred in October 2002 (a reduction of approximately 1,070 persons), and because the operating salary expense attributable to Sonda's employees ceased to be consolidated in the Company's results as of September 2002. Since September 2002 the remaining 35% ownership interest of Sonda was accounted using the equity method until August 2003, when the Company sold its remaining 35% ownership interest in Sonda.

Depreciation and amortization.    Depreciation and amortization, which accounted for 38.7% of total operating costs and expenses, were Ch$263,687 million (US$444.1 million) in 2003 from Ch$263,645 million in 2002. The increase in depreciable assets due to the completion of projects in the Mobile Communications business segment and the Corporate Customers Communications and Data businesses generated an increase in depreciation expenses which was offset by lower depreciation expenses due to that Sonda was no longer consolidated beginning September 2002. From September 2002 the Company's remaining 35% ownership interest in Sonda was accounted using the equity method until August 2003, when the Company sold it.

Other operating costs.    Other operating costs, which represented 33.5% of total operating costs and expenses in 2003, decreased by 10.9% to Ch$233,745 million (US$393.6 million) from Ch$262,195 million in 2002, due to: (i) a decrease in cost of sales of information development due to that Sonda's operating costs were no longer consolidated beginning September 2002, (ii) a 1.5% decrease in the costs of telecommunications equipment sold to Ch$53,581 million (US$90.2 million) from Ch$54,391 million in 2002, which was mainly the result of lower costs of sales of mobile equipment, (iii) a 18.1% decrease in the costs of third-party contracts to Ch$37,080 million (US$62.4 million) from Ch$45,270 million in 2002 due mainly to the Company's reduction initiatives, and that Sonda's operating results were not consolidated beginning September 2002, and (iv) a decrease in other costs associated with, among other things, rental of cars and offices, materials. These decreases were in part offset by a 5.9% increase in the costs of long-distance service and interconnections to Ch$74,444 million (US$125.4 million), from Ch$70,302 million in 2002, on higher interconnection costs paid by Telefónica Móvil to other mobile companies resulting from increased mobile traffic, as well as by a 7.7% increase in provision for doubtful accounts, mainly in the local telephony business, which reached Ch$28,292 million (US$47.6 million) in 2003 from Ch$26,261 million in 2002. During 2003, the Company implemented stricter policies to control delinquency such as disconnections of lines with more than

120 days past due and stricter policies for new customers entrance, in order to reduce doubtful accounts in the future. Provisions for doubtful accounts as a percentage of revenues was 3.8% as of December 31, 2003, compared to 3.3% in the previous year.

Administrative and selling expenses.    Administrative and selling expenses, which accounted for 20.5% of total operating costs and expenses in 2003, increased by 8.7% to Ch$143,161 million (US$241.1 million) from Ch$131,719 million in 2002. This increase was due to higher costs and sales commissions related to the mobile business, ADSL and corporate communications, as well as higher costs related to outsourcing services and bank fees. These costs were partly offset by salaries savings due to personnel reductions in the administrative and sales areas in October 2002 and as a result of Sonda's operating results no longer being consolidated as of September 2002.

Operating Income

Operating income decreased by 12.5% to Ch$115,358 million (US$194.3 million) during 2003 from Ch$131,803 million in 2002, due to a 6.5% decrease in operating revenues and a 5.5% decrease in operating expenses, as explained above.

Other Income (Expenses) or Non-Operating Results

Interest income.    Interest income decreased by 58.0% to Ch$7,077 million (US$11.9 million) in 2003 from Ch$16,858 million in 2002, mainly due to lower domestic and international interest rates and a decrease in the cash and cash equivalents, time deposits and marketable securities of the Company, as the Company redirected cash to the reduction of debt.

Interest expense.    Interest expense net of capitalized interest decreased by 25.6% to Ch$61,245 million (US$103.1 million) in 2003 from Ch$82,287 million in 2002, mainly attributable to a 19.1% decrease in the Company's average interest-bearing debt, as well as lower interest rates resulting from the renegotiation of spreads on outstanding loans and a decrease in local and international interest rates and the appreciation of Chilean peso against the US dollar decreased interest expenses in 2003. Beginning January 2003 the Company ceased capitalizing interest. See Note 3(a) to the Annual Consolidated Financial Statements.

Price level restatement and exchange differences, net.    Price level restatement and exchange differences, net recorded a gain in the amount of Ch$635 million in 2003, as compared to a loss of Ch$9,042 million in 2002.

Price level restatement registered a gain of Ch$376 million (US$ 0.6 million) in 2003 as compared to a loss of Ch$6,226 million (US$ 10.5 million) in 2002. The price level restatement reflects the net impact on the Company's accounts of purchasing power gain and loss on indexing. The Company will recognize a purchasing power gain or a loss on indexing on its statement of operations, whenever the Company's average monetary liabilities for a given period during which inflation occurs (determined monthly) exceed or fall below its average monetary assets. As a result of the debt reduction incurred in 2003, which was UF denominated or hedged to UF, the Company's average UF liabilities fell below its average UF assets, resulting in a purchasing power gain for the period. The principal inflation index-linked unit used in Chile is the UF, a rate that is set monthly for each day of the coming month to reflect the prior month's change in the Chilean CPI. As of December 31, 2003, one UF was equal to Ch$16,921.64 (US$28.5).

Exchange rate differences registered a gain of Ch$258 million (US$ 0.4 million) from exchange rate differences in 2003, as compared to a loss of Ch$2,816 million (US$4.7 million) from exchange rate differences in 2002. The gain registered in 2003 partially reflect the effect of forward hedging contracts roll-over during the period and the loss in 2002 mainly reflects the effects of a devaluation of Sonda's investments in Argentina and Brazil. To the extent that, during any given period, the Company has net liabilities denominated in a foreign currency (such as the U.S. dollar or euros) and the Chilean peso may devaluate or appreciate in nominal terms against that currency, the Company may recognize for that period a foreign exchange loss or gain, in each case. Nevertheless the conservative hedging policy of the Company for foreign currency denominated interest-bearing debt allows the Company to minimize the exchange rate variation risk in results. During 2003, the inflation-adjusted Chilean peso against the U.S. dollar appreciation was 17.4%, against a depreciation of 9.7% during 2002.

Other non-operating results.    Other non-operating results recorded a loss of Ch$22,541 million (US$38.0 million) in 2003, compared to a loss of Ch$47,435 million in 2002, a decrease of 52.5%. This item was particularly impacted by an extraordinary gain of Ch$7,953 million in 2002 and a gain of Ch$3,558 million (US$6.0 million) in 2003, from the sale of 25% in 2002 and 35% in July 2003 of Sonda, respectively. The gains from Sonda represent the differences between the amounts received and the book values of the investment. The gains were offset by the extraordinary amortization of goodwill of approximately Ch$8,970 million from the sale of 25% ownership in Sonda and Ch$9,808 million for the sale of the remaining 35% ownership in Sonda. In addition, in 2002 the Company recognized an extraordinary charge of Ch$15,376 million from severance payments related to the personnel reductions implemented in October 2002, as well as a charge of Ch$7,642 million related to lower market value of the investment in Terra Networks shares, among other factors. In 2003, extraordinary charges are mainly related to the write-off of out of service assets for the amount of Ch$8,163 million, among other factors.

Income Taxes

The Company recorded an income tax charge in the amount of Ch$29,009 million in 2003 translating into an effective consolidated tax rate for the Company of 44.6% (excluding deferred taxes from previous periods or complementary accounts), as compared to an income tax charge of Ch$26,984 million in 2002 translating into an effective consolidated tax rate for the Company of 117.4%. The effective consolidated tax rate for the Company and its subsidiaries in 2003 and 2002 were higher than the Chilean statutory rate of 16.5% and 16%, respectively due to the fact that Chilean companies and their subsidiaries calculate and pay taxes separately rather than on a consolidated basis. The effective tax rate is also higher due to differences in the tax basis of the equity price level restatement, dividends from subsidiaries and the price level restatement of investments.

Income taxes includes current income tax expenses, taxes paid during the period, as well as deferred taxes from the period and from previous periods (complementary accounts), as shown in Note 7(c) to the Audited Consolidated Financial Statements. The Company's income tax charge of Ch$29,009 million in 2003 was composed of a Ch$22,407 million (US$37.7 million) current income tax expense, and a Ch$6,602 million (US$11.1 million) charge for deferred taxes, of which Ch$8,607 million (US$21.2 million) was incurred during the period and a Ch$11,499 million charge for amortization of deferred taxes was incurred during previous periods (complementary accounts), which were offset by tax loss carry-forwards of Ch$13,503 million. The income tax charge in 2003 represented a 7.5% increase over the Ch$26,984 million tax charge recorded in 2002, mainly due to the end of the availability of tax loss carry-forwards from previous years.

Net Income (Loss)

As a result of the above, Telefónica CTC Chile's net results amounted to a gain of Ch$10,134 million (US$17.1 million) in 2003, as compared to a loss of Ch$17,857 million recorded in 2002. For 2003, the contribution to the consolidated net loss by business segment was as follows: a loss of Ch$20,955 million in fixed telephony, net income of Ch$18,703 million in long distance, net income of Ch$4,542 million in mobile communications, net income of Ch$17,404 million in corporate customers communications and data, and a net loss of Ch$9,560 million in other businesses.

Results of Operations for the Year Ended December 31, 2002 Compared to the Year Ended December 31, 2001

Since the acquisition of a 60% ownership interest of the Company's information systems subsidiary, Sonda, on January 11, 1999, and for the months of January through August 2002, Telefónica CTC Chile fully consolidated the financial results of Sonda. On September 26, 2002, the Company entered into an agreement to sell 25% of Sonda, resulting in the transfer of its previous controlling interest in Sonda and control over the administration of that company to a third party. Consequently, beginning September 2002, 35% of Sonda's net income was recognized under the equity method.

Operating Revenues

Operating revenues decreased by 6.4% to Ch$869,725 million in 2002 from Ch$929,235 million in 2001. Fixed telephony revenues, which accounted for 44.3% of the Company's operating revenues in 2002, decreased by 7.6% to Ch$385,039 million as compared to Ch$416,592 in 2001. Revenues from the long-distance business segment, which accounted for 8.7% of total revenues in 2002, decreased by 8.8% to Ch$ 75,478 million as compared to Ch$82,719 million in 2001. Revenues from the mobile communications business segment, which accounted for 24% of the Company's revenues in 2002, increased by 12.4% to Ch$209,001 million as compared to Ch$186,015 million in 2001. Revenues from the corporate customers communications and data business segment, which accounted for 10.0% of the Company's revenues in 2002, increased by 19.2% to Ch$87,068 million as compared to Ch$73,058 in 2001. Revenues from the information system services business segment, which accounted for 7.2% of the Company's revenues in 2002, decreased by 44.8% to Ch$62,945 million as compared to Ch$113,956 million in 2001. As mentioned above, Sonda revenues in 2002 were only consolidated for the months of January through August. Revenues from other businesses, which accounted for 5.8% of the Company's revenues in 2002, decreased by 11.8% to Ch$50,194 million as compared to Ch$56,895 million in 2001.

Revenues from Fixed Telephony Services

Fixed telephony revenues decreased 7.6% to Ch$385,039 million from Ch$416,592 million in 2001.

Primary Service.    Revenues from primary service decreased by 4.6% in 2002 to Ch$356,649 million from Ch$373,771 million in 2001. Primary service represented 92.6% of all revenues from fixed telephony services in 2002.

Revenues from fixed monthly charges decreased by 3.3% in 2002 to Ch$160,320 million from Ch$165,735 million in 2001. This decrease was mainly attributable to a 1.0% additional tariff reduction applied in May of 2001 and 2002, pursuant to Tariff Decree No. 187. Also contributing to this decline was the 0.2% drop in average lines in service in 2002, which resulted from increased disconnections of lines suspended for over 120 days.

Revenues from variable charges decreased by 6.6% in 2002 to Ch$158,011 million from Ch$169,139 million in 2001, as a result of (i) a 0.2% reduction in average lines in service, (ii) a 0.5% decrease in traffic per line per day, (iii) an increase in the proportion of Internet traffic to total local traffic, which is charged at lower rates than regular local calls and (iv) a 1.0% additional tariff reduction applied to per-minute rates in May 2001 and 2002, pursuant to Tariff Decree No. 187.

Revenues from installations and connections decreased by 13.2% in 2002 to Ch$7,030 million from Ch$8,101 million in 2001, principally due to a 22.9% drop in other installations, such as cut-off and replacement of lines and charges for transferring and moving fixed lines, partially offset by a 12% increase in revenues from connections to the public network as a result of a 3.0% increase in the number of lines connected in 2002.

Revenues from value-added services decreased by 1.8% in 2002 to Ch$17,335 million from Ch$17,648 million in 2001, due primarily to an 11.0% decrease in revenues from dedicated lines, which are increasingly being replaced by more advanced products such as ADSL lines. This was partly offset by an increase in revenues from detailed billing services and monthly charges for supplementary services, as a result of higher customer usage of these services.

Revenues from terminal equipment marketing decreased by 32.8% in 2002 to Ch$5,017 million from Ch$7,462 million in 2001, primarily due to a decrease in the volume of terminal equipment rentals. These revenues include the sale and leasing to residential customers of telecommunications equipment such as, among other things, telephones, facsimiles and multiple lines.

Other fixed telephony revenues include revenues from, among other things, operator services, rural telephony and flat fee lines for Internet access. These revenues increased 57.2% in 2002 to Ch$8,936 million as compared to Ch$5,686 million in 2001, mainly due to increased revenues from flat fee plans for Internet access.

Access charges and interconnection.    Access charge and interconnection revenues decreased by 4.1% to Ch$23,498 million in 2002 from Ch$24,510 million in 2001, due to a 9.3% and 0.2% decrease in DLD market traffic and ILD market traffic, respectively.

Directory advertising.    Revenues from directory advertising decreased by 73.3% in 2002 to Ch$4,892 million from Ch$18,311 million in 2001, due to lower revenues under a new contract entered into by Telefónica CTC Chile and Publiguías as of the second half of 2001. Pursuant to this agreement, Telefónica CTC Chile receives a percentage of the revenues generated by the sale of advertisements in the Yellow Pages and the White Pages, published by Publiguías.

Revenues from Long Distance Services

In 2002, total revenues from the long-distance business segment decreased by 8.8% to Ch$75,478 million from Ch$82,719 million in 2001, due mainly to (i) a 8.6% decrease in revenues from DLD services to Ch$33,265 million from Ch$36,377 million in 2001, which reflected a 10.3% decrease in DLD traffic resulting from the slower than expected economic recovery and the substitution effect, as mentioned above, (ii) a 9.8% decrease in revenues from outgoing ILD services to Ch$28,328 million from Ch$31,399 million in 2001, attributable to a lower average price per outgoing minute as a result of increased competition, offset by a 5.2% increase in outgoing ILD traffic carried by 188 Telefónica Mundo and Globus, and (iii) a 7.1% decrease in revenues from the rental of the long-distance network due to decreased pricing for these services and lower market traffic in general. The decrease in long-distance revenues was partially offset by the development of new products and services by Telefónica Mundo, which have allowed the Company to expand the long-distance market, generate traffic and increase customer loyalty and brand recognition.

Revenues from Mobile Communications

Total revenues from mobile communications increased by 12.4% to Ch$209,001 million in 2002, as compared to Ch$186,015 million in 2001. This increase can be primarily explained by (i) a 17.4% increase in outgoing traffic and equipment sales revenues to Ch$122,103 million in 2002 from Ch$103,985 million in 2001 and (ii) a 5.9% increase in revenues from interconnections associated with incoming calls from other networks to Ch$86,898 million as compared to Ch$82,030 million in 2001. The increased revenues noted above are primarily attributable to a 22.5% growth in the average size of the subscriber base in 2002. As of December 31, 2002, the Company had 1,849,283 mobile telephony customers, a 17.8% increase over the year-end number for 2001. This increase was offset by a decrease in the average monthly revenue per customer, directly associated with the growth in the proportion of prepaid service customers, who have a lower average monthly revenue per customer than subscribed service clients with contracts. Prepaid service customers represented 76.3% of the total average of subscribed service clients at the end of 2002, as compared to 74.9% at the end of 2001.

Revenues from Corporate Customers Communications and Data

Revenues from Corporate Customers Communications and Data increased by 19.2% to Ch$87,068 million in 2002, as compared to Ch$73,058 million in 2001. This increase was mainly due to (i) a 25.1% increase in revenues from the sale and rental of equipment to Ch$24,746 million from Ch$19,775 million in 2001, mainly as a result of increased sales of projects to corporate customers; (ii) a 53.4% increase in complementary services to Ch$13,008 million from Ch$8,151 million in 2001, mainly due to increased sales of digital lines for business clients and value-added services; (iii) a 12.3% increase in data service revenues to Ch$18,414 million from Ch$16,393 million in 2001, mainly as a result of increased demand for data connectivity services, which led to an increase of 8.5% in the number of ATM links during 2002, and an increase of 32.0% in the number of IP network connections; and (iv) a 7.5% increase in revenues from dedicated links and others to Ch$31,900 million from Ch$28,740 million in 2001, due in part to increased Broadband and ISP services, which grew 266% and 181%, respectively.

Revenues from Information Systems Services

Revenues from the Information Systems Services (Sonda) business segment decreased 44.8% in 2002 to Ch$62,945 million from Ch$113,956 million in 2001, primarily due to the fact that Sonda's results were consolidated only through August 2002 following the sale of the Company's controlling interest in September 2002, as discussed below. Information systems services were also negatively impacted in 2002 by lower revenues from Sonda's operations abroad, which were impacted by the economic and financial instability in Argentina and Brazil and the resultant devaluation of their currencies.

In September 2002, Telefónica CTC Chile sold a 25% ownership interest in Sonda, maintaining a 35% ownership of that company. As a result from that date, Telefónica CTC Chile no longer had a majority holding or administrative control of Sonda and ceased consolidating its financial results. The financial statements of the Company reflect the consolidation of Sonda's results until August 31, 2002; beginning September 1, 2002, 35% of Sonda's net income was recognized through the equity value method.

Revenues from Other Businesses

Revenues from other businesses decreased by 11.8% to Ch$50,194 million in 2002, as compared to Ch$56,895 million in 2001.

Public telephone services revenues decreased by 24.8% in 2002 to Ch$12,199 million from Ch$16,217 million in 2001, mainly as a result of lower average revenue per public telephone due to decreased traffic, which in turn was attributable to the substitution of mobile phone usage for traditional public telephone traffic. This decrease was partly offset by a 7.1% increase in revenues from interior installations of telephone equipment and maintenance, which reached Ch$28,525 million as of December 31, 2002 as compared to Ch$26,635 million in 2001.

Other operating revenues include revenues from subsidiaries t-gestiona, Telemergencia, Istel and others. Other operating revenues decreased 32.6% in 2002 to Ch$9,470 million from Ch$14,044 million in 2001, mainly as a result of no longer including the revenues of Comunicaciones Empresariales, a provider of telecommunications services and network solutions to corporate customers, in this item following its transfer to the corporate customers communications and data segment. This decrease was partly offset by an increase in revenues attributable to the Company's new security and surveillance systems subsidiary, Telemergencia. Beginning in 2001, Telemergencia began offering home security services and home assistance through fixed networks connected to the Telemergencia security platform.

Operating Costs and Administration and Selling Expenses

Operating costs and expenses decreased by 6.2% to Ch$737,922 million in 2002, as compared to Ch$786,344 million in 2001.

Operating salaries and related cost.    Operating salaries and related costs, which represented 10.9% of total operating costs and expenses during 2002, decreased by 21.3% to Ch$80,362 million from Ch$102,161 million in 2001. The decrease was mainly the result of cost savings related to personnel reductions which occurred in June 2001 (a reduction of approximately 1,600 persons) and in October 2002 (a reduction of approximately 1,070 persons), and because the operating salary expense attributable to Sonda's employees ceased to be consolidated in the Company's results as of September 2002.

Depreciation and amortization.    Depreciation and amortization, which accounted for 35.7% of total operating costs and expenses during 2002, rose by 2.2% to Ch$263,645 million from Ch$258,059 million in 2001. This increase resulted from an increase in depreciable assets due to the completion of projects in the mobile communications business segment and the corporate customers communications and data businesses.

Other operating costs.    Other operating costs, which represented 35.5% of total operating costs and expenses in 2002, decreased by 10.6% to Ch$262,196 million from Ch$293,447 million in 2001,

mainly as a result of (i) a 28.4% decrease in the costs of telecommunications equipment sold to Ch$54,391 million from Ch$76,013 million in 2001, which was mainly the result of lower costs of sales of mobile equipment, as well the exclusion of amortization of historical mobile subscriber acquisition costs starting in 2002, (ii) a 56.3% decrease in cost of sales of information technology development due to the deconsolidation of Sonda's operating costs as of September 2002, and (iii) a 24.2% decrease in the costs of third-party contracts to Ch$45,270 million from Ch$59,739 million in 2001 due mainly to the Company's reduction initiatives, as well as the deconsolidation of Sonda since September 2002. These decreases were in part offset by a 39.0% increase in the costs of long-distance service and interconnections to Ch$70,302 million, from Ch$50,088 million in 2001, on higher interconnection costs paid by Telefónica Móvil to other mobile companies resulting from increased mobile traffic, as well as by a 26.6% increase in provision for doubtful accounts, mainly in the local telephony business, which reached Ch$26,261 million in 2002. The increase in uncollectables was in turn mainly attributable to the slow rate of recovery of the Chilean economy and of increased competition for fixed line telephony services.

Administrative and selling expenses, which accounted for 17.8% of total operating costs and expenses in 2002, decreased by 0.7% to Ch$131,719 million from Ch$132,678 million in 2001 due to savings associated with the Company's cost control plans and personnel reductions, as well as the fact that salary expense for Sonda's sales and administrative personnel were no longer consolidated as of September 2002. These decreases were partly offset by the cost of a new information systems outsourcing contract entered into with IBM as of the fourth quarter of 2001. Previously, these services were provided by Sonda.

Operating Income

Operating income decreased by 7.8% to Ch$131,803 million during 2002 from Ch$142,891 million in 2001 due to a 6.4% decrease in operating revenues and a 6.2% decrease in operating expenses, as explained above.

Other Income (Expenses) or Non-operating Results

Interest income.    Interest income decreased by 10.9% to Ch$16,858 million in 2002 from Ch$18,930 million in 2001, mainly due to lower domestic and international interest rates and a decrease in the cash and cash equivalents and time deposits of the Company, as the Company redirected cash to the reduction of debt.

Interest expense.    Interest expense net of capitalized interest decreased by 15.4% to Ch$82,287 million in 2002 from Ch$97,218 million in 2001, mainly attributable to a 26% decrease in the Company's average interest-bearing debt, as well as lower interest rates resulting from the renegotiation of spreads on outstanding loans and a decrease in local and international interest rates. This was partly offset by lower capitalization of interest in 2002 as compared to 2001.

Price level restatement and exchange differences, net.    Price level restatement and exchange differences, net recorded a loss in the amount of Ch$9,042 million in 2002, as compared to a gain of Ch$2,152 million in 2001.

Price level restatement registered a loss of Ch$6,226 million in 2002, as compared to a gain of Ch$306 million in 2001. The price level restatement reflects the net impact on the Company's accounts of purchasing power gain and loss on indexation. To the extent that the Company's average monetary liabilities for a given period during which inflation occurs (determined monthly) exceed its average monetary assets, the Company will recognize a purchasing power gain on its statement of operations. The gain reflects the erosion that inflation has on the Company's obligation to repay a fixed amount of principal. As is customary in Chile, almost all of the Company's Chilean peso-denominated marketable securities and indebtedness for borrowed money bear interest at rates indexed to the rate of Chilean inflation. The principal inflation index-linked unit used in Chile is the UF, a rate that is set monthly for each day of the coming month to reflect the prior month's change in the Chilean CPI. As of December 31, 2002, one UF was equal to Ch$16,744.12. In general, to the extent that the

Company's average UF liabilities exceed its average UF assets during any month, which was the case for the years 2000, 2001 and 2002, an increase in the UF index will result in a net loss on indexation for the Company for that month.

Exchange rate differences registered a loss of Ch$2,816 million from exchange rate differences in 2002, as compared to a gain of Ch$1,846 million in 2001. The 2002 results partially reflect the effects of a devaluation of Sonda's investments in Argentina and Brazil and the cost of forward hedging contracts acquired during the period. To the extent that, during any given period, the Company has net liabilities denominated in a foreign currency (such as the U.S. dollar or euros) and the Chilean peso devalues in nominal terms against that currency, the Company will recognize a foreign exchange loss for that period. The differential in the annual rates of inflation between Chile and the United States (in conjunction with other factors) has contributed to gradual nominal devaluation in the exchange rate of the Chilean peso against the United States dollar. The impact of the 6.6% depreciation in the inflation-adjusted Chilean peso against the U.S. dollar during 2002 was substantially neutralized by the conservative hedging policy of the Company for foreign currency denominated interest-bearing debt.

Other non-operating results.    Other non-operating results, for 2002, totaled a loss of Ch$47,435 million, as compared to a loss of Ch$45,612 million for 2001. The item was particularly affected by an extraordinary charge of Ch$15,376 million resulting from severance payments related to the personnel reductions implemented in October 2002, as well as by the lower market value of the investment in Terra Networks shares, which represented a charge of Ch$7,642 million in 2002. The Company also recognized a net loss of Ch$1,020 million from the sale of 25% of Sonda in September 2002. This transaction generated an extraordinary gain of Ch$7,953 million, which was offset by an extraordinary charge of Ch$8,973 million corresponding to the write-off of goodwill related to the 25% stake in Sonda, which was being amortized over a 7-year period.

Income Taxes

The Company recorded an income tax charge in the amount of Ch$26,984 million in 2002 translating into an effective consolidated tax rate for the Company of 117.4% as compared to an income tax charge of Ch$11,887 million in 2001 translating into an effective consolidated tax rate for the Company of 49.3%. The effective consolidated rate for the Company and its subsidiaries in 2002 and 2001 were higher than the statutory rate of 16% and 15%, respectively, due to the fact that Chilean companies and their subsidiaries calculate and pay taxes separately rather than a consolidated basis. Additionally, until September of 2002, results from the Company's information systems services provider, Sonda, were presented on a fully consolidated basis in accordance with Telefoníca CTC Chile's 60% ownership interest in Sonda during such periods. Sonda had foreign subsidiaries which were not subject to Chilean taxation.

Income taxes includes current income tax expenses—taxes paid during the period—as well as deferred taxes from the period and from previous periods (complementary accounts), as shown in Note 7(c) to the Audited Consolidated Financial Statements. The Company's income tax charge of Ch$26,984 million in 2002 was composed of a Ch$2,809 million current income tax expense, a Ch$8,809 million charge for deferred taxes from the period and a Ch$15,365 million charge for amortization of deferred taxes from previous periods (complementary accounts). The income tax charge in 2002 represented a 127.0% increase over the Ch$11,887 million tax charge recorded in 2001, mainly due to the increase in 2002 of deferred taxes from previous years (complementary accounts).

Net Income (Loss)

As a result of the above, Telefónica CTC Chile's net results amounted to a loss of Ch$17,857 million in 2002, as compared to a net income of Ch$4,277 million recorded in 2001. For 2002, the contribution to the consolidated net loss by business segment was as follows: a loss of Ch$52,639 million in fixed telephony, net income of Ch$19,537 million in long distance, net income of Ch$3,937 million in mobile communications, net income of Ch$16,958 million in corporate customers communications and data, net income of Ch$663 million in information systems services (Sonda), and a net loss of Ch$6,313 million in other businesses.

B.    Liquidity and Capital Resources

Sources of Liquidity

The Company's main historical sources of liquidity have been its cash flows from operations, proceeds from borrowings and the issuance of equity. Although in the past Telefónica CTC Chile has relied substantially on public debt issues and bank loans to meet its financing requirements, since 2001 its main sources of liquidity have been cash flow generated from operations and free cash resulting from savings associated with the refinancing of certain loans.

During 2003, Telefónica CTC Chile continued to pursue its strategy of improving its financial structure through focus capital expenditures in the most profitable businesses and, promoting cash flow generation and debt reduction. During the year 2003, cash flow from operating activities was higher than cash used in financing activities and investments, resulting in a net increase in cash and cash equivalents amounting Ch$12,087 million (US$ 19.6 million) in 2003 as compared to a decrease of Ch$66,510 million recorded in 2002.

Net cash from operating activities totaled Ch$284,325 million (US$461.3 million) in 2003, compared to Ch$327,972 million in 2002, as a result of: (i) net income of Ch$10,135 million (US$ 16.5 million) in 2003 as compared to a net loss of Ch$17,857 million in 2002; (ii) gain from sales of assets amounted Ch$5,212 million (US$8.9 million) in 2003 as compared to Ch$7,838 million in 2002, mainly due to the gain of Ch$3,558 million for the sale of the remaining 35% stake in Sonda in 2003 and Ch$1,688 million for the sale of fixed assets, compared to the gain of Ch$7,950 million for the sale of 25% ownership of Sonda in 2002; and (iii) an increase in operating assets of Ch$28,183 million (US$47.5 million) in 2003 compared to 2002 and a decrease in liabilities of Ch$22,099 million (US$37.2 million) in 2003 compared to 2002, mainly due to the sale of market securities and Terra shares and a decrease in other accounts payable related to non-operating activities, respectively.

Net cash used in financing activities reached Ch$171,783 million (US$278.7 million) in 2003 as compared with Ch$256,454 million in 2002. Cash in 2003 was mainly used for debt amortization, prepayments and the payment of an extraordinary dividend distributed in July 2003. See "—Capital Expenditures and Other Liquidity Requirements—Debt Prepayment and Repayment."

Net cash used in investment activities reached Ch$99,949 million (US$162.1 million) in 2003 as compared with $135,761 million in 2002. The increased cash expenses for the acquisition of property, plant and equipment mainly associated with the development of the mobile GSM network, was offset by proceeds from permanent investments such as the sale of 35% ownership of Sonda in August 2003 for a total amount of Ch$33,388 million (US$56.2 million), as well as proceeds from other investments, such as the sale of the shares of Terra Networks for Ch$12,643 million (US$21.3 million) and the sale of marketable securities for Ch$46,536 million (US$78.4 million) during the year 2003. On July 27, 2003, Telefónica CTC Chile sold 2,984,986 Terra Networks S.A. shares at 5.25 Euro per share in accordance with Telefónica S.A.'s tender offer.

The Company's shareholders' equity as of December 31, 2002 and 2003 was Ch$1,299,557 million (US$2,188.5 million) and Ch$1,290,237 million (US$2,172.8 million), respectively. The decrease in shareholders' equity as of December 31, 2003 was primarily attributable to a payment of an extraordinary dividend charged against retained earnings and accumulated earnings.

On May 18, 2004, the board of directors of Telefónica CTC Chile agreed to recommend to shareholders the approval of the offer made by TEM to acquire 100% of the Company's subsidiary, Telefónica Móvil Chile S.A. The price offered by TEM is US$1,007 million to be paid in cash upon closure of the transaction. Similarly, TEM will pay the debt Telefónica Móvil Chile S.A. has with Telefónica CTC Chile at the closure of the transaction. As of March 31, 2004, this debt totaled US$243.1 million. Completion of the transaction will require two-thirds shareholder approval at an Extraordinary Shareholders' Meeting, to be held within 60 days of the announcement, and will require certain creditor approval regarding some covenants included in its credit agreements. If the sale transaction of the Company's subsidiary Telefónica Móvil Chile to TEM is consummated, the Company would receive a cash payment of US$1,250 million, and pay dividends for a total amount of

US$800 million. The Board of Directors has agreed to classify $200 million of the dividend as an interim dividend for 2004 and the shareholders will vote to approve $600 million of the dividend to be charged against retained earnings. Taxes are estimated at US$50 million. If the transaction is consummated, the Company will no longer participate in the mobile business and will focus on generating revenue from its remaining service lines. The Company cannot determine whether the transaction will be approved nor what the date of completion might be. See "Item 5: Operating and Financial Review and Prospects—Recent Developments and Trends."

Outstanding Indebtedness

Following its privatization in 1988, the Company pursued an aggressive development plan to expand its then existing fixed line network and develop other telecommunication services, such as long-distance service, mobile telephony and data transmission services. To fund the capital expenditures associated with this expansion, the Company has raised capital by issuing debt through domestic and international offerings, including the issuance of Yankee and Euro Bonds, and has borrowed funds from commercial banks in the form of syndicated and bilateral loans. The Company has also accessed the local Chilean capital markets through the issuance of medium and long-term bonds, primarily sold to pension funds, insurance companies and other institutional investors, commercial paper, and through borrowing from commercial banks.

In January 2003, Ch$35,000 million (US$58.9 million) in commercial paper was registered with the Superintendencia de Valores y Seguros (office of Superintendent of Securities and Insurance). Commercial paper is a public debt instrument in the local market, which can be issued as a credit line or as a fixed amount with maturities of up to 36 months in different currencies and rates, allowing financing flexibility. The Company's first placement of Ch$20,000 million (US$33.7 million) in commercial paper was undertaken in June 2003, and drawn against the Ch$35,000 million credit line previously registered. The issue included two series of Ch$10 billion each, with terms of 90 and 147 days and effective monthly interest rates of 0.27% and 0.2974%, respectively. The line and the instruments under it were given the highest short-term risk rating by Fitch Chile and Humphreys (Moody's), that is, F1+ and N1+, respectively.

The following table sets forth the Company's outstanding debt as of December 31, 2003:

	As of December 31, 2003
	Total Debt Outstanding	Short Term Portion	Long Term Portion	Type of Debt	Date Incurred	Original Principal Amounts Borrowed(1) (2)	Interest Rate	Maturity
	(In millions of constant Chilean Pesos as of December 31, 2003, except as indicated)
Short Term Obligations with Banks:
Banco Estado	9,379	9,379	—	Local bank borrowing	1993	$9,379 mm	3.36%	2004
Banco Santander	9,949	9,949		Local bank borrowing	1998	$9,949 mm	3.24%	2004
Total Short Term Debt	19,328	19,328	—
Long Term Obligations with Banks:
Banco BBVA	14,954	14,954	—	Bilateral loan	1998	US$25 mm	Libor + 0.50	2004
Citibank	16,060	6,493	9,567	Bilateral loan	2000	US$66 mm	Libor + 0.57	2006
ABN, Barclays and Others	89,537	467	89,070	Syndicated loan	2002	US$150 mm	Libor + 1.00	2007
ABN, Boston and Others	89,543	473	89,070	Syndicated loan	2003	US$150 mm	Libor + 1.125	2008
BBVA, Dresdner and Others	119,355	595	118,760	Syndicated loan	2001	US$200 mm	Libor + 1.125	2005
Banco Santander	60,366	60,366	—	Bilateral loan	1999	UF 3,555,000	TAB + 0.95	2004
Bond and Debentures:
Series F	15,294	1,396	13,898	Local bond	1991	UF 1,500,000	6.00%	2016
Series K	69,384	1,832	67,552	Local bond	1998	UF 4,000,000	6.75%	2020
Yankee Bonds	116,379	4,932	111,447	1st tranche Yankee Bond	1996	US$200 mm	7.63%	2006
Yankee Bonds	122,648	3,888	118,760	2nd tranche Yankee Bond	1998	US$200 mm	8.38%	2006
Eurobonds	100,658	100,658	—	Eurobond	1999	Euros 200 mm	5.38%	2004

Notes and Accounts Payable to Related Companies and Capital Lease Obligations:

Telefónica Internacional Chile	20,752	264	20,488	Current Account	1996	US$33 mm	2.07%	—
Leasing Obligations	3,978	481	3,497	Leasing	—	—	7.91%	—

Total Long Term Debt (including current maturities)	838,908	196,798	642,110

Total Debt Outstanding	858,236	216,126	642,110

(1)	In original currency of debt as incurred.

(2)	U.S. dollar and euro amounts expressed in millions.

Some of the Company's indebtedness is governed by instruments and agreements that contain restrictive covenants with which the Company is obligated to comply. Under the terms of the loan with Santander Bank, the Company must maintain a leverage ratio (as defined in the loan agreement) equal to or lower than 1.8 and a financial expenses coverage ratio (as defined in the loan agreement) equal to or higher than 2.5. Under terms of Company's syndicated loan agreements, local bond agreements and commercial papers, the Company must maintain a leverage ratio (as defined in each respective agreement) equal to or lower than 1.6 and a financial expenses coverage ratio (as defined in each respective loan agreement) equal to or higher than 3.0. Additionally, under the syndicated loans, the Company must maintain a ratio of cash flow over financial liabilities equal to or higher than 0.166. As of December 31, 2003, the Company was in compliance with all financial covenants ratio requirements as set forth under the agreements governing its debt obligations. In April 2003, a US$150 million syndicated loan incurred in 1996 was amended to extend its maturity from December 2003 to April 2008. The new agreement defined a covenant related to the subsidiaries' financial debt. Total subsidiary financial debt shall be less than the greater of (i) US$300 million and (ii) 20% of consolidated financial debt. Furthermore, beginning January 1, 2004, the covenants for the local bonds are that the Company must maintain a leverage ratio (as defined in the loan agreement) less than or equal to 1.5 and a financial expenses coverage ratio (as defined in the loan agreement) greater than or equal to 4.0.

Additionally, at the General Annual Shareholders' Meeting held in April 2004, the Investment and Financing Policy for 2004 was approved by Telefónica CTC Chile's shareholders. The policy specifies that the maximum consolidated debt to equity ratio may not exceed 1.6.

On May 18, 2004, the board of directors of Telefónica CTC Chile agreed to recommend to shareholders the approval of the offer made by TEM to acquire 100% of the Company's subsidiary, Telefónica Móvil Chile S.A. Completion of the transaction will require shareholder approval at an Extraordinary Shareholders' Meeting, to be held within the 60 days of the announcement, and will require creditor approval regarding certain covenants included in its credit agreements, which are syndicated and bilateral loan agreements that represent about US$647 million of the total debt. These include a restriction to sell more than 5% of total assets, which requires the Company to seek a waiver from certain creditors to permit the sale transaction of the Company's subsidiary Telefónica Móvil Chile to TEM. See "Item 5: Operating and Financial Review and Prospects—Recent Developments and Trends."

During 2003, the Company's efforts to improve its financial position have been recognized by certain credit rating agencies in the domestic Chilean and international markets. At December 31, 2003 the rating agency Standard & Poor's had maintained its rating at BBB with a positive outlook and the Company's comparable rating from Moody's has remained at Baa2 with a stable outlook. On September 9, 2003, the rating agency, Fitch Ratings, affirmed Telefónica CTC Chile's rating at BBB+ and improved its outlook to "stable" from "negative." The reasons supporting this change were the implementation and successful execution of a turnaround plan put in place by Telefónica CTC Chile following the regulatory tariff decree implemented in 1999. The rating agencies determined that the plan has achieved a significant improvement in the Company's financial profile. However, the Company's rating incorporated a satisfactory outcome to the upcoming tariff resetting process. In March 2004, all of the international rating agencies downgraded the outlook of the Company's ratings after SUBTEL's tariff proposal for fixed telephony issued on March 5, 2004 was announced, which proposed lowering the Company's local service tariffs beginning on May 5, 2004 and continuing for a period of 5 years. Subsequently, after the new tariff for fixed telephony was announced in May 2004, see "Item 4: Information on the Company—Business Overview—Licenses and Tariffs—The Tariff System," the rating agencies Standard & Poor's and Fitch removed their negative outlook and credit watch, respectively, to stable and confirm the Company's ratings of BBB and BBB+, respectively.

On May 18, 2004, the Company's Board of Directors agreed to approve the offer made by TEM to acquire 100% of the Company's subsidiary, Telefónica Móvil Chile S.A. See "Item 5: Operating and Financial Review and Prospects—Recent Developments and Trends." The rating agency Standard & Poor's placed the Company on credit watch with negative implications and announced they will reassess the rating upon approval of the transaction.

Capital Expenditures and Other Liquidity Requirements

Debt Prepayment and Repayment

In 2003, the Company's principal use of liquidity other than in connection with ongoing operations in 2003, 2002 and 2001 was to continue to strengthen its financial structure and limit financial expenses by reducing the existing financial debt through prepayments and repayments of indebtedness. As a result, the Company has recently dedicated a substantial portion of free cash to the reduction of interest-bearing debt through the prepayment of bank loans, the repurchase of bonds in the national and international markets and the renegotiation of loans, obtaining reduced interest rates and extended maturities.

During 2003, the Company's sources of financing were operating resources, the sale of companies and the refinancing of loans. These sources allowed investments of US$240.8 million, debt repayments of Ch$31,828 million (US$53.6 million), prepayments of Ch$141,028 million (US$237.5 million), and the payment of an extraordinary dividend of Ch$14,073 million (US$23.7 million). Debt prepayments consisted of a Ch$84,913 million (US$143 million) prepayment of syndicated loans, a Ch$26,721 million (US$45 million) repurchase of local bonds, and a Ch$29,690 million (US$50 million) repurchase of US and euro bonds.

Debt Renegotiation

In January 2003, a bilateral loan for Ch$15,000 million (US$25 million) was renegotiated extending the term from January 2003 to January 2004. The interest rate remained the same at LIBOR plus 50 bps. In April 2003, an international syndicated loan for US$150 million was renegotiated. The refinancing, involving 14 banks, increased the average term from 0.5 to 4.2 years. The agreed-upon interest rate was LIBOR +1.125%, subject to changes in the risk rating of the Company's long-term foreign currency debt. Additionally, during the year 2003, the Company renewed several short-term credits in the local market for a total amount of Ch$19,000 million (US$33 million).

As a result of all these actions, as of December 31, 2003, the Company had a total long-term debt (including current maturities) of Ch$838,908 million (US$1,412.7 million), representing a decrease of 8.5%, with a decrease of 25.6% in financial expenses with respect to the previous year, resulting in a ratio of current liabilities to equity of 0.93 and an interest coverage ratio of 7.14.

In April, 2004, a local loan for the equivalent of US$97 million was renegotiated, extending the term from April 2004 to April 2008. The agreed-upon interest rate was the equivalent to the prevailing local floating rate, TAB, for 360 days plus 0.95%.

Capital Expenditures

Capital expenditures have been designated primarily for those business areas presenting the greatest potential for growth and development, mainly the mobile, corporate communications and broadband businesses. Capital expenditures amounted to Ch$190,438 million in 2001, Ch$146,256 million (US$ 204 million) in 2002, and Ch$143,005 million (US$240.8 million) in 2003, of which 54.7% was invested in the mobile business for the deployment of the GSM network for the mobile business. 23.4% of capital expenditures was invested in data transmission and broadband, and the remaining 21.9% was invested in local telephony, long distance and others.

On May 18, 2004, the Board of Directors of Telefónica CTC Chile agreed to recommend to shareholders the approval of the offer made by TEM to acquire 100% of the Company's subsidiary, Telefónica Móvil Chile S.A. Completion of the transaction will require shareholder approval at an Extraordinary Shareholders' Meeting, to be held within the 60 days of the announcement. If the sale transaction of the Company's subsidiary Telefónica Móvil Chile to TEM is consummated, the Company will no longer participate in the mobile business and will focus on generating revenue from its remaining service lines. As a result, the Company's capital expenditure requirements would be significantly reduced as capital expenditures for mobile operations represented 54.7% of the consolidated capital expenditures in 2003, 34.8% in 2002 and 30.9% in 2001.

Foreign Exchange and Interest Rate Risk Management

The Company is exposed to financial risks related to fluctuations in exchange and/or interest rates since a significant portion of its indebtedness comes from abroad and is therefore foreign currency-denominated and/or subject to floating interest rates. See "Item 3: Key Information—Risk Factors." Currency devaluations and foreign exchange fluctuations may adversely affect Telefónica CTC Chile.

Of the Company's total long-term debt (including current maturities) of Ch$838,908 million (US$1,412.7 million) as of December 31, 2003, 17.8% was denominated in Chilean pesos and 82.2% was denominated in foreign currencies, 85.4% of which is U.S. dollar-denominated and 14.6% is euro-denominated. Of the Company's long-term interest-bearing debt denominated in foreign currencies as of December 31, 2003, 49.3% was fixed-rate debt, and, 50.7% was floating-rate debt, and, of the long-term interest-bearing debt denominated in Chilean pesos, 63.7% was fixed-rate debt and 36.3% was floating-rate debt. Virtually all of the Company's Chilean peso-denominated debt is indexed to inflation.

The Company periodically reviews its exposure to risks arising from fluctuations in foreign exchange rates and interest rates, and its senior management then determines how to hedge such risks. Subject to this review process, the Company manages foreign currency risks through hedging transactions in the Chilean and foreign derivative markets and through other mechanisms, such as purchasing in the Chilean capital markets of dollar-denominated securities with floating interest rates based on the London Interbank Offered Rate ("LIBOR").

In 2003, the value of the U.S. dollar was highly volatile and ended the year with the peso appreciated against the U.S. dollar in real terms of 18.1% as compared to year-end 2002. Consequently, amid uncertainty regarding exchange rates, the Company continued to pursue a conservative foreign-currency debt hedging policy, hedging 100% of its interest-bearing debt in order to neutralize the impact of exchange-rate fluctuations. Furthermore, hedging against interest rate fluctuations reached 55.6% of total interest-bearing debt as of December 31, 2003.

As a result, the Company has entered into currency and interest rate swaps and foreign currency futures contracts with respect to a portion of its borrowings. At December 31, 2003, Telefónica CTC Chile had entered into foreign currency forward contracts covering dollar-denominated liabilities in the amount of Ch$682,691 million (US$1,149.7 million). In addition, the Company maintained Ch$89,196 million (US$150.2 million) in forward rate agreements and Ch$64,084 million (US$107.9 million) in cross currency swaps in order to hedge against interest rate (LIBOR) fluctuations of certain obligations subject to floating interest rates. See "Item 11: Quantitative and Qualitative Disclosures about Market Risk."

Impact of Inflation

The Company is required under Ch GAAP to restate its non-monetary assets, UF and foreign currency denominated monetary assets and liabilities, shareholders' equity, and income and expense accounts to reflect the effect of variations in the purchasing power of the Chilean peso. However, Chilean peso-denominated monetary assets and liabilities are typically not restated. See Note 22 of the Audited Consolidated Financial Statements.

Non-monetary assets, UF-denominated monetary assets and liabilities, shareholders' equity, and income and expense accounts are generally restated using the Chilean CPI, based on the "prior month rule," in which inflation adjustments are based on the Chilean CPI at the end of the month preceding the period end. Inflation, as measured by the Chilean CPI, was 3.1%, 3.0% and 1.1% for the twelve-month periods ended November 30, 2001, 2002 and 2003, respectively. Monetary assets and liabilities in foreign currency are restated at period-end exchange rates. The amount of monetary correction for any period will depend primarily on the amount of foreign currency-denominated monetary assets and liabilities and the effect of the inflation and the foreign exchange rate on such assets and liabilities.

The following table sets forth the accounting treatment of the effect of inflation on Telefónica CTC Chile's statement of operations for the periods indicated:

	Year ended December 31,
	2001	2002	2003	2003
	(in millions of constant Ch$ as of December 31, 2003)			(US$ millions)
Price Level Restatement	306	(6,227)	377	0.7
Purchasing power gain	37,778	24,078	10,598	17.8
Loss on indexation	(37,471)	(30,305)	(10,221)	(17.2)
Exchange Differences (gain (loss) on foreign currency transactions)	1,846	(2,816)	258	0.4
Price level restatement and exchange differences, net	2,153	(9,043)	635	(1.1)

New Accounting Pronouncements Under U.S. GAAP

Revenue Arrangements with Multiple Deliverables.    EITF 00-21 addresses certain aspects of the accounting by a vendor for arrangements under which it will perform multiple revenue-generating activities. Specifically, this Issue addresses how to determine whether an arrangement involving multiple deliverables contains more than one unit of accounting. In applying this Issue, separate contracts with the same entity or related parties that are entered into at or near the same time are presumed to have been negotiated as a package and should, therefore, be evaluated as a single arrangement in considering whether there are one or more units of accounting. That presumption may be overcome if there is sufficient evidence to the contrary. This Issue also addresses how arrangement consideration should be measured and allocated to the separate units of accounting in the arrangement. The guidance in this Issue is effective for revenue arrangements entered into in fiscal periods beginning after June 15, 2003. The Company will adopt the EITF consensus as of January 1, 2004. The Company's management believes that the adoption of this consensus will not have a material impact on the Company's financial position.

Consolidation of Variable Interest Entities.    In December 2003, the FASB issued a revision ("FIN 46R") to Interpretation No. 46, "Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51" (the "Interpretation"). FIN 46R clarifies the application of ARB No. 51 "Consolidated Financial Statements," to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support. FIN 46R requires the consolidation of those entities, known as variable interest entities ("VIEs"), by the primary beneficiary of the entity. The primary beneficiary is the entity, if any, that will absorb a majority of the entity's expected losses, receive a majority of the entity's residual returns, or both. Among other changes, the revisions of FIN 46R (a) clarified some requirements of the original FIN 46, which was issued in January 2003, (b) eased some implementation problems, and (c) added new scope exceptions. FIN 46R deferred the effective date of the Interpretation for public companies, to the end of the first reporting period ending after March 15, 2004, except that all public companies must at a minimum apply the provisions of the Interpretation to entities that were previously considered "special-purpose entities" under the FASB literature prior to the issuance of FIN 46R by the end of the first reporting period ended after December 15, 2003. We do not currently have any interests that we believe fall within the scope of FIN 46 or FIN 46R and so anticipate that the adoption of FIN 46 and FIN 46R will not have an impact on our financial position, cash flows and results of operations.

Amendment of Statement 133 on Derivative Instruments and Hedging Activities.    In April 2003, the FASB issued SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities," which amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under FASB Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities." The provisions of this statement are effective for contracts entered into or modified after June 30, 2003. In the opinion of our Management, the adoption of this rule has not had an effect on net income or shareholders' equity.

Employers' Disclosures about Pensions and Other Postretirement Benefits.    In December 2003, the FASB issued SFAS No. 132 Revised 2003, "Employers' Disclosures about Pensions and Other Postretirement Benefits—an amendment of FASB Statement Nos. 87, 88, and 106," which revises employers' disclosures about pension plans and other postretirement benefit plans. It does not change the measurement or recognition of those plans required by FASB Statement No. 87, "Employers' Accounting for Pensions, No. 88, Employers' Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits," and FASB Statement No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions." This Statement retains the disclosure requirements contained in FASB Statement No. 132, which it replaces. It requires additional disclosures to those in the original Statement 132 about the assets, obligations, cash flows, and net periodic benefit cost of defined benefit pension plans and other defined benefit postretirement plans. The required information should be provided separately for pension plans and for other postretirement benefit plans. The provisions of this statement are effective for financial statements with fiscal years ending after December 15, 2003.

Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity.    In April 2003, the FASB issued SFAS No. 150, "Accounting for certain Financial Instruments with Characteristics of Both Liabilities and Equity." This Statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). Many of those instruments were previously classified as equity. Some of the provisions of this Statement are consistent with the current definition of liabilities in FASB Concepts Statement No. 6, Elements of Financial Statements.

Revenue Recognition.    In December 2003, the SEC issued Staff Accounting Bulletin (SAB) No. 104, Revenue Recognition. SAB No. 104 updates portions of the interpretive guidance included in Topic 13 of the codification of the Staff Accounting Bulletins in order to make this interpretive guidance consistent with current authoritative accounting and auditing guidance and SEC rules and regulations. We believe that we are following the guidance of SAB No. 104.

C.    Research and Development, Patents and Licenses, Etc.

The Company does not incur any material research and development expenses. The Company has a technological development unit responsible for developing solutions to satisfy technical needs of different business units of the Company. No separate investment budget is allocated to that unit's activities, which are based on specific project tasks.

The Company holds no material patents and does not grant to others material licenses on its intellectual property. In connection with its provision of telecommunication services, the Company plans infrastructure development based upon present and projected future demand for such services. The Company acquires the necessary technology, including equipment, from third parties.

D.    Trend Information

See "—Recent Developments and Trends," which appears above in this Item 5.

E.    Off-Balance Sheet Arrangements

There are no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

F.    Tabular Disclosure of Contractual Obligations

The following table summarizes the Company's contractual cash obligations and commercial commitments as of December 31, 2003 and the liquidity requirements for such obligations in the future periods specified.

	Payments due by period (in millions of constant Ch$ as of December 31, 2003)
Contractual Obligation:	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-term debt, including current maturities(1)	814,177	196,053	425,094	122,054	70,976
Capital (Finance) Lease Obligations(1)	5,965	448	1,808	1,609	2,100
Operating Lease Obligations
Purchase Obligations	131,699	131,699	—	—	—
Other Long-Term Liabilities Reflected on the Company's Balance Sheet under the GAAP of the primary financial statements(2)	247,092	134,433	12,709	6,240	94,710
Other accounts payable and due to related company(1)	45,450	24,962	20,488	—	—
Total contractual obligations	1,244,383	487,595	460,099	129,903	167,786

(1)	Include accrued interest as of December 31, 2003.

(2)	Other long-term liabilities include dividends payable, notes payable, miscellaneous accounts payable, accruals, withholdings and deferred taxes and other liabilities.

ITEM 6.    DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.    Directors and Senior Management

The Company is managed by its Board of Directors, which, in accordance with the Company's Estatutos, or Bylaws, must consist of seven directors and their respective alternate directors. Six of the directors, together with their respective alternate directors, are elected by holders of the Series A Common Stock, each for a three-year term, at the General Annual Shareholders' Meeting. Holders of the Series B Common Stock elect one director and one alternate director for a three-year term at the General Annual Shareholders' Meeting.

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

The Board of Directors is elected every three years. The current Board of Directors was elected at the General Annual Shareholders' Meeting held on April 15, 2004 for a term expiring in April 2007.

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

The Board of Directors must meet at least once per month.

As of April 15, 2004, the Company's directors and executive officers were:

Name	Position
Directors
Bruno Philippi	Chairman of the Board of Directors and Director Series A Common Stock
José María Alvarez-Pallete	Deputy Chairman of the Board of Directors and Director Series A Common Stock
Andrés Concha	Director Series A Common Stock
Fernando Bustamante	Director Series A Common Stock
Hernán Cheyre(1)	Director Series A Common Stock
Felipe Montt	Director Series A Common Stock
Luis Cid	Director Series B Common Stock
Antonio Viana-Baptista	Alternate—Director Series A Common Stock
Juan Claro	Alternate—Director Series A Common Stock
Juan Carlos Ros	Alternate—Director Series A Common Stock
Guillermo Fernández	Alternate—Director Series A Common Stock
Carlos Díaz(2)	Alternate—Director Series A Common Stock
Alvaro Clarke(3)	Alternate—Director Series A Common Stock
Alfonso Ferrari	Alternate—Director Series B Common Stock

Executive Officers
Claudio Muñoz	General Manager and Chief Executive Officer

Business Areas
Velko Petric	Corporate Manager—Consumer and Small Business Communications and General Manager of CTC Equipos
Oliver Flögel	General Manager—Telefónica Móvil
Ricardo Majluf	General Manager—Telefónica Empresas

Management Areas
Cristián Aninat	Secretary of the Board of Directors and General Counsel
Julio Covarrubias	Corporate Manager—Chief Financial Officer and General Manager of t-gestiona
Humberto Soto	Corporate Manager—Regulation

Rafael Zamora	Corporate Manager—Planning and Control and Chief Accounting Officer
Oscar Márquez	Corporate Manager—Systems and Chief Information Officer
Marcel Mancilla	Corporate Manager—Internal Auditing
Mauricio Malbrán	Corporate Manager—Human Resources

Support Areas
Franco Faccilongo	Corporate Manager—Network Services
Diego Barros	Corporate Manager—Customer Service and Sales

(1)	Mr. Hernán Cheyre replaced Mr. Nicolás Majluf during the shareholders' meeting held on April 15, 2004.

(2)	Mr. Carlos Díaz replaced Mr. Augusto Iglesias during the shareholders' meeting held on April 15, 2004.

(3)	Mr. Alvaro Clarke replaced Mr. Sergio Badiola during the shareholders' meeting held on April 15, 2004.

Certain of the Company's directors also serve as directors or officers of other companies, including related companies (where noted below) and other companies in the Chilean telecommunications industry. See "Item 7: Major Shareholders and Related Party Transactions."

Set forth below is a brief biographical description of the directors and executive officers of the Company. All ages of directors and executive officers are expressed as of December 31, 2003.

Directors

Bruno Philippi, 59, became a Series A director and the chairman of the Board of Directors in March 2001. Mr. Philippi also acts as an active member of the board of the Sociedad de Fomento Fabril ("Sofofa," the Chilean Manufacturing and Services Companies Association), Instituto Chileno de Administración Racional de Empresas ("ICARE," the Chilean Institute for Corporate Management) and the Centro de Estudios Públicos ("CEP," the Center for Public Studies). He holds a civil engineering degree from the Universidad Católica de Chile, a master's degree in science in operations research and a Ph.D. in engineering economic systems from Stanford University.

José María Alvarez-Pallete, 40, became a Series A director and deputy chairman of the Board of Directors on April 22, 2003. He also has held the positions of chairman and chief executive officer of Telefónica Internacional since July 2002. Mr. Alvarez-Pallette is a member of the following boards of directors: Telefónica de España S.A, Telefónica Móviles S.A., Telefónica Móviles España S.A., Telefónica Data S.A., Telefónica Internacional S.A., Telefónica Publicidad e Información S.A., Inmobiliaria Telefónica S.A., Telefónica Argentina S.A., Telefónica Perú S.A.A., Cointel S.A., Telefónica Larga Distancia de Puerto Rico S.A., Compañía de Teléfonos de Chile Transmisiones Regionales S.A. and Telesp S.A. He holds a degree in economics from the Universidad Complutense of Madrid.

Andrés Concha, 59, became a Series A director on April 26, 2001. He is also the general secretary of Sofofa. He is also a board member of the financial group Security Holding. He holds a bachelor's degree in economics from Universidad de Chile.

Fernando Bustamante, 64, became a Series A director on April 26, 2001. He is the chairman of the boards of directors of Metro S.A. and Textiles Pollak S.A. He is a member of the board of directors of S&B Farmacéutica S.A. Additionally, he is the general manager and a partner of Inversiones El Olivar Ltda. He holds an accounting degree from the Universidad de Chile.

Hernán Cheyre, 48, became a Series A director on April 15, 2004. He is the chairman of Econsult, a consulting company. He holds a commercial engineering degree from the Universidad Católica de Chile and a master's degree in economics from the University of Chicago.

Felipe Montt, 50, became an alternate Director in 1988 and a Series A Director in 1996. He holds directorship positions on the boards of directors of Dimacofi S.A. and Compañía Chilena de Fósforos S.A. and is the main partner of Montt y Asociados Ltda., a financial advisor firm. He holds a commercial engineering degree from the Universidad Católica de Chile and both a master's degree in arts and a doctorate in economics from the University of Minnesota.

Luis Cid, 55, became an alternate Series B director in May 1995 and a Series B director in December 1998. He is the chairman of Iede, OTIC, and Cámara Oficial Española de Comercio de Chile. He holds directorship positions on the respective boards of directors of Aenor Chile, Fundación Eurochile, Iansa, Campos Chilenos and Rutas del Pacífico.

Antonio Viana-Baptista, 46, became an alternate Series A director in December 1998. He is the chairman and chief executive officer of Telefónica Móviles S.A. and a director of Telefónica Internacional S.A., and he is a counsel of TBS Celular Participacoes S.A., Sudeste Cel Participacoes S.A., Iberoleste Participacoes S.A., Terra Networks S.A., Telefónica de Argentina S.A., Telesp S.A., Telefónica Data Brasil S.A. He holds a bachelor s degree in economics from the Universidad Católica Portuguesa and a master's degree in business administration from INSEAD.

Juan Claro, 53, became a Series A director on April 26, 2001. He was a professor of modern physics and electrodynamics. He serves as chairman of the board of Emel S.A., and is also chairman of the board of Sofofa and the Chilean Confederation of Commerce and Production. He is an entrepreneur with civil engineering studies at the Universidad Católica de Chile. He also holds a master's degree in physics from the Universidad Católica de Chile.

Juan Carlos Ros, 42, became an alternate Series A director in February 2000. He holds a position as general counsel of Telefónica Internacional, S.A. He also holds positions as a director of Telefónica de Argentina S.A., Telesp S.A. and Telefónica Internacional S.A. He holds a law degree from the Universidad Central de Barcelona.

Guillermo Fernández, 57, became an alternate Series A deputy director in June 1997. He holds a position as a general manager of Telefónica S.A. He holds a doctorate in industrial engineering and a degree in computer science from the Universidad de Madrid.

Carlos Díaz, 41, became an alternate Series A director on April 15, 2004. He is also a director of Empresas Santa Carolina S.A. and a member of the Commission of Risk Rating Securities that can be purchased by Pension Funds. Currently, he holds the positions of dean and professor of the School of Business and Economics at the Universidad de los Andes and professor of the economics department at the Universidad Católica de Chile. He is a commercial engineer from the Universidad Católica de Chile, and has a master's degree in economics from the University of California, Los Angeles, USA.

Alvaro Clarke, 41, became an alternate Series A director on April 15, 2004. He is the principal partner of Clarke & Asociados Economic Consulting. He has been the chairman of the Chilean Security and Insurance Commission a vice-minister of finance. He is a commercial engineer and holds a degree in economics from the Universidad de Chile and a master of arts in economics from the Catholic University of Louvain, Belgium.

Alfonso Ferrari, 62, became an alternate Series B director on April 26, 2001. He is a director of Telefónica S.A. (Spain), Telefónica Internacional S.A. and Telefónica de Perú S.A.A., the chairman of the Commission of Appointments and Payments of Telefónica de S.A., and president of the audit committee of Telefónica de Perú S.A.A. He holds a PhD in electrical engineering from the Politechnical School, Madrid University and a master's degree in business administration from Harvard University.

Executive Officers

Claudio Muñoz, 41, the current chief executive officer and former vice president general controller and chief accounting officer, joined Telefónica CTC Chile in 1986. He holds a degree in civil industrial engineering and a master's degree in industrial engineering from the Universidad de Chile.

Velko Petric, 40, the corporate manager of consumer and small business communications and general manager of CTC Equipos, joined Telefónica CTC Chile in 1994. He has served as a director of Fundación Telefónica since 1999. His experience at the Company also includes positions as chief executive officer of CTC-Nexcom, vice president of the division of Small and Medium Corporate Customers and chief executive officer of 188 Telefónica Mundo. He holds a civil industrial engineering degree from the Universidad Católica de Chile.

Oliver Flögel, 32, was appointed general manager of Telefonica Móvil in February 2003. Mr. Flögel joined the Telefónica Group in 1995, and since then has held various management positions in Spain and Latin America. He has a bachelor's degree in business administration from the European University of Belgium and a master's degree in corporate finance from the Universidad del C.E.M.A. of Argentina.

Ricardo Majluf, 58, general manager of Telefónica Empresas, joined Sonda in June 1979 and was its general manager from 1991 until June 2000. He joined Telefónica CTC Chile in June 2000. He holds a degree in civil industrial engineering from the Universidad Católica de Chile.

Cristián Aninat, 48, the secretary of the Board of Directors since 1997 and the current general counsel of Telefónica CTC Chile, joined the Company in 1994. He holds a law degree from the Universidad Católica de Chile.

Julio Covarrubias, 46, the chief financial officer of Telefónica CTC Chile, general manager of t-gestiona and alternate director of Telefónica Móvil, joined Telefónica CTC Chile in May 1995. He holds an industrial civil engineering degree from the Universidad Católica de Chile and a master's in business administration from Cornell University.

Humberto Soto, 45, the corporate manager of regulation, joined Telefónica CTC Chile in July 2002. He holds an electrical civil engineering degree from the Universidad de Chile.

Rafael Zamora, 39, the corporate manager of planning and control and chief accounting officer, joined Telefónica CTC Chile in 1991. His experience at the Company includes head positions in the control area and in strategic planning. He holds a degree in civil industrial engineering and a master's degree in industrial engineering from the Universidad de Chile.

Oscar Márquez, 50, the corporate manager of systems and chief information officer, joined Telefónica CTC Chile in 1983. His experience at the Company includes head positions in strategic planning, finance, and business interconnections. He is an electronic engineer and he holds a master's degree in electronic engineering from the Universidad Federico Santa María. He also has undertaken post-graduate studies in finance and project evaluation at the Fundación Adolfo Ibáñez and the Universidad Católica de Chile.

Marcel Mancilla, 44, the corporate manager of internal auditing, joined 188 Telefónica Mundo in 1993, Terra Networks Chile (formerly Telefónica Net) in 1997 and Telefónica CTC Chile in 1999. His experience at the Company includes positions in administration, finance, control and auditing. He holds a degree in accounting from the Universidad de Chile.

Mauricio Malbrán, 49, the corporate manager of human resources, joined the Company in August 2001. He holds an electrical civil engineering degree from the Universidad de Chile.

Franco Faccilongo, 48, the corporate manager of network services, joined Telefónica CTC Chile in 1981. His experience at the Company includes executive positions in the technical department and in customer service departments. He holds a degree in electronic civil engineering from the Universidad Técnica Federico Santa María and a master's of science degree from the Imperial College of London University.

Diego Barros, 50, the corporate manager of customer service and sales, joined Telefónica CTC Chile in 1980. His experience at the Company includes head positions in the following departments: operating and technical assistance, post-sales management, customer attention centers, maintenance of external plants and Telefónica Residencial. He holds a degree in electrical civil engineering from the Universidad Católica de Chile and a master's degree from the Universidad de Chile.

B.    Compensation of Directors and Officers

Each director and alternate director, except for the chairman of the board and the deputy chairman of the board, receives compensation equal to 120 UTMs (US$6,010 as of December 31, 2003) per month for attending board meetings and for expenses, provided he has attended at least one Board meeting in the month.

The chairman of the Board of Directors receives twice the compensation received by other directors. The deputy chairman of the Board of Directors receives 1.5 times the compensation received by other directors.

The compensation for board members and their alternate directors is assigned at the General Annual Shareholders' Meeting. For the year ended December 31, 2003, the compensation paid to directors and executive officers of the Company was as follows:

Name	Position	Thousands of Ch$
Bruno Philippi	Chairman of the Board	85,279
José María Alvarez-Pallete(1)	Deputy Chairman of the Board	37,786
Andrés Concha	Series A Director	35,515
Fernando Bustamante	Series A Director	42,639
Nicolás Majluf	Series A Director	42,639
Felipe Montt	Series A Director	39,074
Luis Cid	Series B Director	42,639
Antonio Viana-Baptista	Alternate Series A Director	—
Juan Claro	Alternate Series A Director	10,676
Juan Carlos Ros	Alternate Series A Director	42,634
Guillermo Fernández	Alternate Series A Director	28,510
Augusto Iglesias	Alternate Series A Director	39,087
Sergio Badiola	Alternate Series A Director	42,639
Alfonso Ferrari	Alternate Series B Director	39,096
Jacinto Díaz(2)		21,210
Sub-total (Directors)		549,426
Executive Officers, 86 persons(3)		7,700,520

Total		8,249,946

(1)	Mr. José María Alvarez-Pallete was designated Series A Director and Deputy Chairman of the Board on April 22, 2003.

(2)	On April 22, 2003, Mr. Jacinto Díaz presented his resignation as Series A Director and Deputy Chairman of the Board.

(3)	Includes General Managers, Corporate Managers and Area Managers.

As of April 2001, it was resolved at the shareholders' meetings for each of the Company's significant subsidiaries (i.e., subsidiaries in which the Company had more than a 50% stake) to eliminate directors' fees. Consequently, during 2003, no fees were paid to directors of subsidiaries. In the case of each subsidiary, the decision to eliminate directors' fees was adopted by the board of directors and approved by its shareholders.

The Company does not compensate directors by other means such us bonus or profit sharing plan, stock option plan, or pension, retirement or similar benefits.

C.    Board Practices

The Company's directors are elected for a three-year term at the General Annual Shareholders' Meeting. The current Board of Directors was elected at the General Annual Shareholders' Meeting held on April 15, 2004, and its term expires in 2007. The Company has no service contracts with its directors.

Directors' Committee

According to Law 19,705, effective as of December 20, 2000, all limited liability public companies with a market capitalization greater than approximately UF1,500,000 (equivalent to approximately US$43 million as of December 31, 2003) must appoint a directors' committee composed of three directors, the majority of whom must be independent from the controlling shareholder.

The Company's current directors' committee (the "Directors' Committee") was created by the Company's Board on April 15, 2004. The budget for this committee and the monthly compensation of the committee members and alternate committee members for the year 2003 was approved at the General Annual Shareholders' Meeting of the Company held on April 4, 2003.

The main functions of the Directors' Committee are (i) to review the account inspectors' report and the external auditors' report, (ii) to propose to the Company's Board of Directors whom to designate as external auditors and local credit rating agencies, (iii) to examine all applicable transactions involving directors and related parties under Articles 44 and 89 of the Chilean Corporations law and (iv) to review the salaries and bonuses of the Company's senior executives. In addition, Telefónica CTC Chile's Directors' Committee examines all transactions involving the Company's CEO and other senior executive officers. The Directors' Committee examines, proposes and makes recommendations to the Board of Directors that are not binding upon the board.

Consequently, during 2003, the Directors' Committee met 14 times to review the matters entrusted to them and as is stipulated in the corresponding Committee acts. Additionally, the Committee approved the quarterly financial statements submitted to it by management and the external auditors.

Each member and alternate member of the Directors' Committee will receive compensation equal to UF30 (approximately US$855) per month for attending Directors' Committee meetings, provided they have attended at least one Directors' Committee meeting in such month. The annual budget of the Directors' Committee amounts to Ch$75 million (approximately US$126,305).

As of April 15, 2004, the Directors' Committee is comprised of the following persons:

Regular Member	Alternate Member
Bruno Philippi	Antonio Viana-Baptista
Hernán Cheyre	Carlos Díaz
Felipe Montt	Alvaro Clarke

For the year ended December 31, 2003, the following table lists the members of and the compensation paid to the Directors' Committee:

Directors	Position	Total Compensation
		(In thousands of constant Ch$ as of December 31, 2003)
Bruno Philippi	Series A Director	5,065
Nicolás Majluf	Series A Director	5,573
Felipe Montt	Series A Director	5,573
Antonio Viana-Baptista	Alternate Series A Director	—
Augusto Iglesias	Alternate Series A Director	4,558
Sergio Badiola	Alternate Series A Director	5,573

Significant Differences in Corporate Governance Practices from U.S. Companies

The following is a comparison of corporate governance practices followed by U.S. companies listed with the NYSE and our practices:

According to the NYSE, listed U.S. companies must have a majority of independent directors who must meet at regularly scheduled executive sessions without management. According to Chilean law, our directors cannot serve as executives, accountants, auditors or president of the Company, though they need not be otherwise "independent" as defined by the NYSE. Our directors may meet individually or collectively with those they deem necessary to inform themselves and make decisions regarding the Company. See "Item 6A: Directors" for a list of our board members.

According to the NYSE, listed U.S. companies must adopt corporate guidelines that govern directors responsibilities, qualifications, compensation and education, management succession and an annual performance evaluation of the board. Chilean law, which we follow, dictates the composition, duration, duties and responsibilities of board members, as well as sanctions for non-compliance of these. Chilean law also requires that, at each Annual Shareholders' Meeting, board remuneration must be approved, which we did on April 15, 2004. See "Item 6B: Compensation."

According to the NYSE, listed U.S. companies must have an internal audit function to provide management with ongoing assessments of the company's risk management process and the system of internal controls. Although there is no local law requirement to do so, the Company does have an internal audit department that conducts the assessment, and the Company also consults with its external auditor with regards to these procedures.

According to the NYSE, listed U.S. companies, beginning the earlier of the first annual shareholders' meeting after January 15, 2004 and October 31, 2004, must have an audit committee consisting of a minimum of three independent Board members who are financially literate and at least one who is a designated financial expert, while foreign companies, such as Telefónica CTC Chile, have until July 31, 2005 to meet this requirement. Listed U.S. companies must also have compensation and nominating and corporate governance committees composed entirely of independent directors. Chilean law does not require these committees. However, Chilean Law does require open stock companies with a market capitalization above 1.5 million UF (approximately US$42 million) to have a Directors' Committee, made up of three board members that are "independent," as defined by Chilean law below, of the controlling shareholders and whose remuneration is determined by shareholders at the Annual Shareholders' Meeting, to perform the following functions:

a)	review and approve reports from account inspectors and external auditors, as well as the Company's balance sheet and financial statements;

b)	propose external auditors and rating agencies to the board;

c)	review and inform the board of related party transactions;

d)	review compensation and compensation plans for company executives; and

e)	any other matters stipulated according to company bylaws, board, or shareholders' meeting decisions.

Chilean law states that a director is independent when, excluding the votes from the controlling shareholder and their related parties, the Director would have been elected. The Company's Directors' Committee consists of three board members and their respective alternates, two of which are independent of the controlling shareholder. Chilean law has no requirement for members to be financial experts. Due to the fact that the audit committee is not required to be formed until July 31, 2005, the Company's board of directors has not yet determined whether any of the directors are financial experts.

According to the NYSE, listed U.S. companies' CEOs must certify to the NYSE each year that they are not aware of any violation by the company of NYSE corporate governance listing standards. According to Chilean law, there is no such requirement, and this provision of the NYSE does not apply to foreign private issuers, such as Telefónica CTC Chile. However, according to the NYSE, all foreign private issuers, including Telefonica CTC Chile, must report to the NYSE when they become aware of a violation of the corporate governance listing standards.

D.    Employees

As of December 31, 2003, Telefónica CTC Chile (excluding its subsidiaries) employed 2,624 persons. The number of lines in service per employee of the Company (excluding employees of Telefónica CTC Chile's subsidiaries) at that time was 921. Telefónica CTC Chile's subsidiaries employed 2,097 persons as of December 31, 2003. Of the Company's 4,720 total employees, 66.7% were affiliated with one of 23 labor unions existing as of December 31, 2003.

Additionally, the Company hired temporary personnel from third parties. As of December 31, 2003, there were 2,096 temporary employees, representing an 8.6% decrease as compared to year 2002.

The table below sets forth the total number of employees as of December 31 of each year indicated, and the change from December 31 of the preceding year.

Year	Number of Employees	% Change
2001	4,720	–16.5%
2002	4,571	–40.8%
2003	4,720	+3.3%

As of December 31, 2003, the breakdown of the Company's employees and the change from December 31, 2002 were as follows:

Company	Number of Employees	% Change Between 2003 and 2002
Parent Company	2,624	+3.3%
Mobile	807	+2.0%
Long Distance	289	–7.7%
Corporate Customer Communications	685	+4.1%
Others	315	+17.1%
Total	4,720	+3.3%

As of December 31, 2003, the breakdown of the Company's employees by function and the change from December 31, 2002 was as follows:

Company	Number of Employees	% Change Between 2003 and 2002
Executive officers and managers	289	+1.0%
Direct supervision	961	–0.7%
Professionals	1,888	+8.6%
Technical and operative execution	1,582	+0.2%
Total	4,720	+3.3%

During the first two months of the year 2001, the Company implemented a new early retirement plan as part of the corporate restructuring process initiated during the second half of 1999. In June 2001, as part of the Company's workforce rationalization program, additional employees were dismissed in continuation with the year 2000. In November 2001, the Company began an outsourcing process in its Information Systems Services area, which involved the transfer of employees to an external company. In September 2002, with the sale of 25% of Sonda, this company ceased to be a subsidiary of Telefónica CTC Chile and, consequently, Sonda's employees were removed from the Company's payroll. Additionally, in October 2002, there was a reduction of employees as part of the restructuring process.

In June 2002, the Company conducted its collective bargaining process with non-executive employees of Telefónica CTC Chile and its subsidiaries. An agreement was reached with 1,661 employees operating under new collective labor agreements. These collective labor contracts were signed for a period of either two or three years, depending on union affiliation, and included clauses providing for greater flexibility and ease of adaptation to the labor market. However, following a legal strike lasting 28 days, a total of 3,445 employees elected to invoke the provisions of Article 369 of the Chilean Labor Code, which allowed such employees to freeze the conditions of their previous labor contracts for a period of 18 months.

In 2003, the Company renewed its collective bargaining agreements with five unions representing 2,096 employees and introduced significant contractual changes. These changes aim to introduce greater variability in salaries, associating wages with both individual performance and Company results and generating mechanisms to gradually adapt salary to market conditions while increasingly basing scheduling on customer needs, and generally create a collective bargaining agreement better suited to the current needs of the Company and its customers. Only 122 employees, from a few unions whose previous contracts will expire in December 2003 elected to invoke the provisions of Article 369 of the Chilean labor code and freeze their contract conditions for another 18 months.

As of December 31, 2003, the Company's severance indemnity provisions reached Ch$19,196 million (US$32.3 million).

Under the law enacted in November 1980 that privatized the Chilean social security system, the Company is required to deduct from employees' monthly wages a contribution to a personal pension fund owned by each employee, managed by Administradoras de Fondos de Pensiones or AFPs (Chilean Pension Funds), individually selected by the employee. Compulsory contribution, which currently amounts to approximately 13% of monthly taxable income ("MTI") (up to a maximum MTI of UF60, equivalent to approximately US$1,710 per month), includes the costs of life insurance and disability insurance coverage. The Company's statutory social security obligation is fully satisfied by the deduction and delivery to the corresponding AFP of such monthly contributions on behalf of the respective employees.

Additionally, Chilean employees contribute 7% of their MTI (up to a maximum MTI of UF60, equivalent to approximately US$1,710 per month) to an ISAPRE (Chilean Social Security Fund) individually selected by the employee.

E.    Share Ownership

As of April 15, 2004, 19,887 shares of Series A Common Stock and 1,067 shares of Series B Common Stock were owned by the persons listed in Item 6.A above as directors and officers, including those who held their positions as of December 31, 2003 and who are no longer officers or members of Telefónica CTC Chile's Board of Directors. None of these persons owns more than 1% of any class of the Company's outstanding shares. In addition, the persons listed in Item 6.A above as directors and officers, including those directors who held their positions as of December 31, 2003 and who are no longer officers or members of Telefónica CTC Chile's Board of Directors, own 3,964 shares of 188 Telefónica Mundo.

As of April 15, 2004, 149 non-executive employees of the Company owned 419,783 shares of Series A Common Stock and 49 non-executive employees of the Company owned 156,688 shares of Series B Common Stock, collectively representing 0.1% of the Company's outstanding shares. There are no plans for employees to purchase stock or options.

ITEM 7.    MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.    Major Shareholders

The following table sets forth certain information, on a subscribed share basis, as of April 15, 2004, with respect to each shareholder known to the Company to own beneficially 5% or more of any class of the Company's shares of common stock and all directors and executive officers of the Company as a group:

Name and Address of Beneficial Owner	Series of Common Stock	Number of Shares Beneficially Owned	% of Series	% of Total
Telefónica Internacional Chile	A	375,993,524	43.02	39.28
Avenida Santa María 0792, 4 Piso	B	41,739,487	50.19	4.36
Santiago, Chile
Citibank, N.A., as depositary (1) (61 registered holders)	A	136,598,828	15.63	14.27
111 Wall Street New York, NY 10043, USA
AFP Habitat S.A.	A	61,152,400	6.99	6.39
Avenida Providencia 1909	B	5,813,466	6.99	0.61
Santiago, Chile
AFP Provida S.A.	A	60,421,650	6.91	6.91
Avenida Pedro de Valdivia 100	B	5,720,391	6.88	0.60
Santiago, Chile
All directors and executive officers, as a group (30 persons)	A	19,887	(2)	(2)
	B	1,067	(2)	(2)

(1)	Pursuant to the requirements of Chilean law, all shares of Series A Common Stock represented by ADSs are registered to Citibank, N.A., as depositary (the "Depositary").

(2)	Represents less than 1%.

The table below sets forth certain information, as of December 31, 2003, with respect to the twelve largest shareholders of Series A Common Stock:

	Number of Shares	% of Series A Common Shares	% of Total
Telefónica Internacional Chile	375,993,524	43.0%	39.3%
Citibank N.A.(1)	138,176,819	15.8%	14.4%
AFP Habitat S.A.(2)	61,152,400	7.0%	6.4%
AFP Provida S.A.(2)	60,666,850	6.9%	6.3%
AFP Cuprum S.A.(2)	40,663,144	4.7%	4.2%
AFP Santa María S.A.(2)	30,372,701	3.5%	3.2%
AFP Summa Bansander S.A.(2)	27,191,299	3.1%	2.8%
Banchile Corredores de Bolsa S.A	16,545,205	1.9%	1.7%
Bolsa Electrónica de Chile, Bolsa de Valores	6,451,276	0.7%	0.7%
Consorcio Nacional de Seguros S.A.	6,285,293	0.7%	0.7%
AFP Plan Vital S.A.(2)	6,200,680	0.7%	0.6%
The Chile Fund Inc.	4,224,893	0.5%	0.4%
Subtotal	773,924,084	88.6%	80.9%
Other shareholders	100,071,363	11.4%	10.5%
Total	873,995,447	100.0%	91.3%

(1)	Depositary Bank acting on behalf of the Company's ADS holders.

(2)	Pension fund.

The table below sets forth certain information, as of December 31, 2003, with respect to the twelve largest shareholders of Series B Common Stock.

	Number of Shares	% of Series B Common Shares	% of Total
Telefónica Internacional Chile	41,739,487	50.2%	4.4%
AFP Habitat S.A.(1)	5,813,466	7.0%	0.6%
AFP Provida S.A.(1)	5,563,991	6.7%	0.6%
AFP Cuprum S.A.(1)	3,356,913	4.0%	0.4%
AFP Santa María S.A.(1)	2,952,340	3.6%	0.3%
AFP Summa Bansander S.A.(1)	1,979,887	2.4%	0.2%
Moneda S.A. A.F.I P/Pionero F.I.M.	1,850,000	2.2%	0.2%
Bancard S.A.	1,464,935	1.8%	0.2%
Petrizzio Monzerrat, Luisa Gloria	903,452	1.1%	0.1%
Moneda S.A. A.F.I P/Colono F.I.M.	675,000	0.8%	0.1%
Mariani de Ballarin, Jacinta	627,417	0.8%	0.1%
Fundación Arturo Irarrázabal Correa	626,072	0.8%	0.1%
Subtotal	67,552,960	81.2%	7.1%
Other shareholders	15,608,678	18.8%	1.6%
Total	83,161,638	100.0%	8.7%

(1)	Pension fund.

There were no material changes in the percentage ownership held by major shareholders during the past three years.

Telefónica Internacional Chile has maintained its 43.64% ownership of the Company's shares during the past three years. As of December 31, 2001, 2002 and 2003, Citibank, N.A., as Depositary for the Company's American Depositary Receipts ("ADRs"), owned 22.04%, 20.21% and 14.44% of the Company's shares, respectively. AFP Provida, a Chilean pension fund, had an ownership of 6.94%, 6.82% and 6.92% as of December 31, 2001, 2002 and 2003, respectively. AFP Habitat, a Chilean pension fund, had an ownership of 5.54%, 5.81% and 6.99% as of December 31, 2001, 2002 and 2003, respectively.

As of April 15, 2004, ADR holders (through the Depositary) held 14.3% of CTC's total shares, and the Company had 61 registered shareholders.

All of the Company's shareholders have identical voting rights.

Controlling Shareholder

Telefónica Internacional Chile owns 43.64% of all shares of the Company. Telefónica Internacional Chile is a 99.9% owned subsidiary of Telefónica Chile Holding B.V., which is indirectly wholly owned by Telefónica, through its subsidiary TISA.

B.    Related Party Transactions

In the ordinary course of its business, the Company engages in a variety of transactions with certain of its affiliates, primarily for the purchase, at fair market prices negotiated on an arm's-length basis, of goods or services that may also be provided by other suppliers. The Directors' Committee is informed of all such transactions in advance, and such transactions are approved by the Board of Directors. "See Item 6: Directors Committee." Below are descriptions of such transactions with affiliates that are material. Financial information concerning these transactions is also set forth in Note 6 to the Audited Consolidated Financial Statements.

Transactions with Telefónica

Since June 30, 1992, the Company, through its subsidiary 188 Telefónica Mundo, has had a correspondence agreement with Telefónica providing for the exchange of international long-distance traffic between Chile and Spain. This agreement, which has an indefinite term subject to cancellation by either party on six months' notice, generated an income to the Company of Ch$27 million for the year ended December 31, 2002. The outstanding balances under the agreement in favor of the Company, as of December 31, 2001, 2002 and 2003, were Ch$824 million, Ch$795 million and Ch$644 million (US$1.1 million), respectively. There were balances payable by the Company amounting to Ch$227 million as of December 31, 2003.

Transactions with Telefónica Internacional Chile

In 1997, the Company entered into an agreement with Telefónica Internacional Chile through which Telefónica Internacional Chile coordinates certain joint activities among the members of the Telefónica Group on behalf of the Company. Under the agreement, the Company incurred expenses of Ch$3,028 million in 2001, Ch$527 million in 2002 and Ch$529 million (US$0.9 million) in 2003. There were no outstanding balances in favor of the Company as of December 31, 2002 and there was a balance receivable amounting to Ch$6.6 million (US$0.01 million) as of December 31, 2003. There were balances payable for 2001, 2002 and 2003 amounting to Ch$7,438 million, Ch$264 million and Ch$264 million (US$0.4 million), respectively.

In December of 1996, the Company received a short-term loan in the amount of US$48 million (historic value) from Telefónica Internacional Chile to finance the Company's investment in Compañía Riograndense de Telecomunicaciones. In 1997, this loan and accrued interest thereunder were refinanced through a three-year loan from Telefónica Internacional Chile that matured and was repaid in full by the Company on June 15, 2000. In addition, on December 20, 1996, the Company entered into a current account agreement with Telefónica Internacional Chile, which provides for transfer of funds between the two parties. These transactions with Telefónica Internacional Chile generated expenses of Ch$847 million and Ch$520 million (US$0.9 million) in 2002 and 2003, respectively. The outstanding balances payable by the Company, including accrued interest, were Ch$28,088 million, Ch$24,456 million and Ch$20,488 million (US$34.5 million) as of December 31, 2001, 2002 and 2003, respectively. There was no outstanding balance in favor of Telefónica CTC Chile as of December 31, 2002 and 2003.

Transactions with Publiguías

Effective as of January 1993, the Company entered into an agreement with Publiguías, an affiliate of the Company, pursuant to which the Company invoiced and collected payments due from the sale of advertising space in, and distribution of, the telephone directory published by Publiguías. In return for these services, the Company received a percentage of the revenues generated by Publiguías through these sales. In August 2001, this agreement was terminated, thereby generating extraordinary revenue in the amount of Ch$11,389 million (US$15.8 million) as compensation in connection with the termination of the contract. A new agreement for the provision of similar services was signed in the third quarter of 2001. The new agreement will remain in effect until June 2006. As a result of its participation in this agreement, the Company accrued net expenses of Ch$206 million for the year ended December 31, 2002, and net income of Ch$28,473 million and Ch$778 million (US$1.3 million) for the years ended December 31, 2001 and 2003, respectively. Under the agreement, the Company had balances payable to Publiguías in the amount of Ch$336 million and Ch$1,086 million (US$1.8 million) in 2003, and had balances receivable from Publiguías of Ch$497 million, Ch$852 million and Ch$3,433 million (US$5.8 million) in 2001, 2002 and 2003, respectively.

Transactions with Terra Networks España

The Company had balances receivable from Terra Networks of Ch$133 million and Ch$9.2 million (US$0.01 million) as of December 31, 2001 and 2002, which related to financial interest receivable in connection with the sale of Telefónica Net. There were no outstanding balances payable by the Company in favor of Terra Networks as of December 31, 2001, 2002 and 2003.

Transactions with Terra Networks Chile S.A.

On April 30, 1998, the Company entered into an agreement with Terra Networks Chile S.A. ("Terra Networks Chile"), an affiliate of the Company and formerly its subsidiary, Telefónica Net,

pursuant to which the Company provided collection services to Terra Networks Chile. Furthermore, on June 1, 1999, the Company entered into an agreement with Terra Networks Chile pursuant to which Terra Networks Chile provides Internet access to certain Chilean schools, the costs of which are to be paid by the Company to Terra Networks Chile. Telefónica CTC Chile also has an agreement to purchase on-line advertising from Terra Networks Chile for itself and its subsidiaries for the five years between 1999 and 2004. The Company recorded a net income of Ch$2,095 million, Ch$1,552 million and Ch$3,575 million (US$6.0 million) in the years 2001, 2002 and 2003, respectively, under these agreements. The Company had balances receivable from Terra Networks Chile of Ch$2,451 million, Ch$967 million and Ch$1,234 million (US$2.1 million) as of December 31, 2001, 2002 and 2003, respectively. Balances payable to Terra Networks Chile from the Company under these agreements amounted to Ch$1,929 million, Ch$3,121 million and Ch$4,858 million (US$8.2 million) as of December 31, 2001, 2002 and 2003, respectively.

Transactions with Atento Chile

On September 1, 1999, the Company and Atento Chile, an affiliate of the Company, signed a five-year outsourcing agreement pursuant to which Atento Chile provided its telephone service platforms to the Company's business units and customers. Such services included: (i) directory information assistance, (ii) technical assistance and management of customer complaints, and (iii) corporate commercial information and sales. On May 22, 2001, this agreement was replaced by a new outsourcing agreement between the Company and Atento Chile, which expires on July 31, 2004 unless terminated earlier. Under the agreement, Atento Chile provides to the Company directory assistance, technical assistance and customer complaint management, as well as general commercial and sales information. Similar agreements, involving all of the Company's subsidiaries, are also in effect. In addition, on June 28, 1999, the Company entered into a current account agreement with Atento Chile, which allows for transfer of funds between the parties with the balances paid periodically on established dates.

Pursuant to all of the agreements discussed above, the Company recorded total net income of Ch$19,467 million in 2001 and total net expenses of Ch$11,190 million in 2002 and of Ch$11,190 million (US$18.8 million) in 2003. The outstanding balances payable to Atento Chile were Ch$5,263 million, Ch$4,803 million and Ch$4,456 million (US$7.5 million) as of December 31, 2001, 2002 and 2003, respectively. The outstanding balances payable in favor of the Company as of December 31, 2001, 2002 and 2003 were Ch$966 million, Ch$622 million and Ch$395 million (US$0.7 million), respectively.

Transactions with Emergia Chile S.A.

Effective as of October 10, 2000, the Company (through its subsidiary, 188 Telefónica Mundo) has entered into an agreement with Emergia Chile S.A., an affiliate of the Company, for the rental of capacity for international long-distance traffic delivery and data transmission for a term of 25 years. In addition, Emergia Chile uses parts of 188 Telefónica Mundo's long-distance infrastructure in Chile, paying 188 Telefónica Mundo for its maintenance and operation. This agreement generated net expenses of Ch$49 million in 2001 and net income of Ch$1,254 million for the year ended December 31, 2002 and of Ch$979 million (US$1.6 million) for the year ended December 31, 2003. The outstanding balances payable by the Company as of December 31, 2001, 2002 and 2003 were Ch$2,640 million, Ch$44 million and Ch$503 million (US$0.8 million), respectively. The outstanding balances in favor of the Company, as of December 31, 2001, 2002 and 2003, were Ch$196 million, Ch$23 million and Ch$127 million (US$0.2 million), respectively.

Transaction with Telefónica Procesos de Tecnología de Información S.A.

During 2002, the Company sold to Telefónica Procesos de Tecnología de Información S.A. ("TPTI"), an affiliate of the Company, certain billing and customer care relationship applications that were developed and used by Telefónica CTC Chile. TPTI then granted Telefónica CTC Chile a license to use these applications, and will continue to improve and develop them in order to provide them to the Company and to other members of the Telefónica Group. This transaction generated an income to the Company of Ch$417 million for the year ended December 31, 2002. The outstanding balances in favor of the Company as of December 31, 2002 and 2003 were Ch$11,897 million and Ch$9,734 million (US$16.4 million). There was a balance payable by the Company of Ch$7,076 million as of December 31, 2003.

Transactions with Telefónica Data Corp

During the year 2002, Telefónica Data Corp ("T-Data Corp"), an affiliate of the Company, entered into an agreement with Telefónica CTC Chile pursuant to which the Company provides administrative outsourcing services to T-Data Corp. T-Data Corp also rendered international connectivity services to Telefónica CTC Chile. These transactions generated an expense to the Company of Ch$1,334 million (US$1.8 million) for the year ended December 31, 2002. The accumulated balance payable by the Company as of December 31, 2002 was Ch$1,334 million (US$2.2 million). There were balances receivable by the Company amounting to Ch$5.9 million, Ch$133 million and Ch$403 million (US$0.7 million) as of December 31, 2001, 2002 and 2003, respectively.

Transactions with Telefónica Móvil Soluciones y Aplicaciones S.A.

In 2002, Telefónica Móvil, a wholly owned subsidiary of Telefónica CTC Chile, entered into a contract with Telefónica Móvil Soluciones y Aplicaciones S.A., an affiliate of the Company, pursuant to which Telefónica Móvil licensed the use of the 2002 version of that company's SCL software, which is a customer care and billing application. The use of the SCL software will allow the complete migration of Telefónica Móvil's TDMA commercial systems to a multi-technology commercial system. The outstanding balances under the agreement in favor of Telefónica Móvil as of December 31, 2002 and 2003 were Ch$3.0 million and Ch$49 million (US$0.08 million), respectively, and Telefónica Móvil had a balance payable of Ch$1,417 million (US$2.4 million) in 2003.

Transactions with Telefónica Wholesale International Services

The Company has an agreement with Telefónica Wholesale International Services for international data traffic services.

This agreement generated an expense to the Company of Ch$1,124 million (US$1.9 million) for the year ended December 31, 2003. The outstanding balance under the agreement in favor of Telefónica CTC Chile as of December 31, 2003 was Ch$442 million (US$0.7 million), and the Company had a balance payable of Ch$562 million (US$0.9 million) in 2003.

Transactions with Executive Officers

In accordance with Section 402 of the Sarbanes-Oxley Act of 2002, since July 2002, the Company has not and will not extend any loans to Directors and Officers. As of December 31, 2003, the Company does not have any outstanding loans to its directors or executive officers.

Article 89 of the Chilean Corporations Law requires that a company's transactions with related parties (defined as entities that belong to the same group of companies) be on similar terms to those customarily prevailing in the market. Directors and executive officers of companies that violate Article 89 are liable for losses or damages resulting from such violations. In addition, Article 44 of the Chilean Corporations Law provides that any transaction in which a director has a personal interest or is acting on behalf of a third party may be approved in advance by the board of directors only if the board of directors is informed of such director's interest and if the terms of such transaction are similar to those prevailing in the market. If a transaction involves an amount greater than UF20,000 (approximately US$500,000), the board of directors must be presented with a report as to whether the terms of the proposed transaction are comparable to those prevailing in the market before such transaction takes effect. If it is impossible for the board of directors to determine the prevailing market terms, the board can appoint two independent appraisers and make a decision regarding the transaction in question only after the reports of both appraisers are received. If the opinions of two independent appraisers significantly differ, or if the terms and conditions of the action or contract in question are unfavorable to the shareholders of the Company, shareholders representing at least five percent of the issued voting stock may request that the board of directors summon a special meeting of shareholders to approve such transaction. Two-thirds of the issued voting stock must approve the transaction at such meeting. Resolutions approving such transactions must be reported to the Company's shareholders at the next shareholders' meeting. Violation of Article 44 may result in imposition of administrative or criminal sanctions upon responsible parties, and the Company, its shareholders, or interested third parties who suffer losses as a result of such violation have the right to receive compensation in certain situations.

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

Complaints filed by VTR Telefónica S.A.

On June 30, 2000, VTR Telefónica S.A. filed an ordinary suit in the First Instance Court for the collection of access charges in the amount of Ch$2,500 million, based on the differences that would arise from the lowering of access charges rate due to Tariff Decree No. 187 of Telefónica CTC. The court ruled in favor of VTR and the compensation alleged by Telefónica CTC Chile and required the Company to enter into an agreement with VTR. The Company filed a motion to vacate and appeal, which is currently underway.

Labor Lawsuits

In the course of normal operations, labor lawsuits have been filed against the Company in the First Instance Court.

To date, among others, there are certain labor lawsuits involving former employees who claim wrongful dismissal. These employees did not sign termination releases or receive staff severance indemnities. On various occasions the Supreme Court has received the sentences handed down on the matter, accepting the theory of the Company, ratifying the validity of the terminations.

In addition, there are other lawsuits involving former employees whose staff indemnities have been paid and their termination releases signed, who, in spite of having accepted voluntary retirement plans or having been terminated due to the Company's needs, intend to have them declared void. Of these lawsuits, to date, two have been favorable to the Company, rejecting the voidance.

Certain unions have filed complaints before the Santiago Labor Courts, requesting indemnities for the nonpayment of certain incentives associated with the collective agreements. One of the claims has been resolved in favor of the Company. Recently, the Santiago Courts of Appeals ruled against the Company requiring it to pay the indemnities to the union's employees. The Company is planning to appeal this ruling to the Supreme Court. Other unions have complaints against us that are pending, mainly related to personnel reductions in 1999, 2000 and 2001.

Complaint Against the Chilean Government

Telefónica CTC Chile continued its efforts to have illegalities incurred in the drafting of Decree 187, which set its rates, corrected. Of note is the presentation of an administrative replacement recourse. Subsequent to the negative response from the Authority, Telefónica CTC Chile filed an indemnity complaint against the Government for illegalities incurred in the rate setting process.

The complaint was for US$274 million, plus readjustments and interest, and covers past and future damages until May 2004, due to having to charge lower rates than those that should legally have been set.

The Third Civil Court of Santiago accepted the complaint, and notified the Government. Once the answer from the Government had been received, as well as its defense arguments with which the discussion period ends, the Court of Justice dictated the writ of evidence, defining the pertinent, substantial and disputed evidence. To date, the complaint is at the evidential stage, during which Telefónica CTC Chile has provided abundant testimonial evidence.

Manquehue Net

On June 24, 2003, Telefónica CTC Chile filed a forced compliance of contracts complaint with damage indemnity before the mixed arbitration court of Mr. Victor Vial del Río against Manquehue Net, in the amount of Ch$3,648 million in addition to accruals during substantiation of the proceeding. Likewise, and on the same date, Manquehue Net filed a compliance with discounts complaint (in the amount of UF107,000), in addition to an obligation to perform complaint (signing of a 700 services contract). To date the discussion period has expired and the evidence stage is pending.

Other Proceedings

Telefónica CTC Chile is also party to various other lawsuits arising in the ordinary course of its business.

Management considers it unlikely that any losses associated with any of the pending lawsuits described above will significantly affect Telefónica CTC Chile's results of operations, financial position and cash flow, although no assurances can be given to such effect. Accordingly, Telefónica CTC Chile has not created any reserve for these lawsuits.

Dividend Policy and Dividends

Dividend Policy

Telefónica CTC Chile's dividend policy (including the policy set by the Board of Directors with respect to the payment of interim dividends for each year) is announced at the General Annual Shareholders' Meetings of the Company. At such meetings, the Board of Directors presents for the shareholders' consideration and approval its proposals for a final dividend for the preceding year.

Beginning in 1999, the Company instituted a policy of paying three interim dividends and one final dividend for each year. The first interim dividend for 1999, in an amount equal to Ch$2.0 (historical) per share, was paid in August of that year in the aggregate amount equal to 34.8% of the Company's net income for the first quarter of 1999 calculated in accordance with Chilean GAAP. Due to net losses sustained in fiscal year 1999, calculated in accordance with Chilean GAAP, the interim dividend paid in August 1999 was charged against retained earnings, which decision was approved by the shareholders at the General Annual Shareholders' Meeting held on March 15, 2000. No other dividends were paid by the Company with respect to fiscal year 1999.

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

On July 11, 2003, the Extraordinary Shareholders' Meeting of Telefónica CTC Chile approved the payment of an extraordinary dividend amounting to Ch$17.5 per share. This dividend was paid to all shareholders of record as of July 24, 2003. The dividend was paid in Chile on July 30, 2003 and paid to ADR holders by Citibank N.A. on August 1, 2003. The gross dividend amounted to Ch$70.0 per ADR (equivalent to approximately US$0.10 per ADR based on the observed exchange rate(2) as of 6/30/03), and the net dividend payable, less withholding tax, will amount to Ch$69.97 per ADR (equivalent to approximately US$0.10 per ADR based on the observed exchange rate as of 6/30/03).

The Company implements its dividend policy in compliance with Chilean law, pursuant to which the Company's Bylaws provide that the Company must distribute a cash dividend in an amount at least equal to 30% of its net income for the relevant year, unless otherwise decided by unanimous vote of the holders of the issued and subscribed shares.

The Company's dividend policy for 2004 contemplates the distribution of 30% of net income through the payment of a single dividend to be paid in May 2005.

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

(2)	The observed exchange rate as of 6/30/03 was US$1 = Ch$699.12.

Dividends

Dividends are paid to shareholders of record on the fifth business day (including Saturdays) prior to the payment date. The following table sets forth the amounts per share of annual dividends paid out of the Company's earnings in years 1999 through 2003. These amounts represent, for each given year, a sum of the interim dividends plus the final dividend paid with respect to such year. No dividends were paid in 1999 (the dividend paid in August 1999 was charged against retained earnings), 2000, 2002 and 2003 (the dividend paid in July 2003 was charged against retained earnings).

Dividends Paid

	Per Share(1)			Per ADS
Fiscal Year	(Ch$)(2)		(US$)(3)	(US$)(3)
1999	2.0	(4)	0.003	0.012
2000	0.0		0.000	0.000
2001	1.3		0.002	0.008
2002	0.0		0.000	0.000
2003(4)	17.5	(5)	0.029	0.118

(1)	Represents dividend amounts paid with respect to Series A and B Common Stock. Per share information does not take into account any Chilean withholding tax.

(2)	Amounts shown are presented in Chilean nominal pesos.

(3)	Translated into U.S. dollars at the Observed Exchange Rates as of December 31 of the respective year. Per ADS information is based on four underlying shares of Series A Common Stock per one ADS, and does not take into account any Chilean or U.S. withholding tax.

(4)	Additionally, the payment of a dividend of Ch$3.2 per share was declared at the Annual Shareholders' Meeting on April 15, 2004 and will be paid to holders from May 7, 2004.

(5)	Charged to prior retained earnings.

On May 18, 2004, the board of directors of Telefónica CTC Chile agreed to recommend to shareholders the approval of the offer made by TEM to acquire 100% of the Company's subsidiary, Telefónica Móvil Chile S.A. The price offered by TEM is US$1,007 million to be paid in cash upon closure of the transaction. Completion of the transaction will require two-thirds shareholder approval at an Extraordinary Shareholders' Meeting, to be held within 60 days of the announcement, and will require certain creditor approval regarding some covenants included in its credit agreements. If the sale transaction of the Company's subsidiary Telefónica Móvil Chile to TEM is consummated, the Company would receive a cash payment of US$1,250 million, and pay dividends for a total amount of US$800 million. The Board of Directors has agreed to classify $200 million of the dividend as an interim dividend for 2004 and the shareholders will vote to approve $600 million of the dividend to be charged against retained earnings. See "Item 5: Operating and Financial Review and Prospects—Recent Developments and Trends."

Dividends received by the Company's shareholders that are not Chilean residents, including holders of ADSs, are subject to Chilean withholding tax. See "Item 10: Additional Information—Taxation—Chilean Tax Considerations." Following the August 1994 ruling from the Chilean Internal Revenue Service, which permitted the Company to accelerate depreciation of fixed assets for tax purposes, the effective withholding tax rate on such dividends was 35%, the maximum permitted by law.

As a general requirement, shareholders who are not residents of Chile must register with the Central Bank to have dividends, sale proceeds, or other amounts with respect to their shares remitted outside of Chile through the formal currency market.

Under the Foreign Investment Contract (as defined below in "Item 10: Additional Information—Exchange Controls and Other Limitations Affecting Security Holders"), the Depositary has been granted access to the Formal Exchange Market to convert cash dividends from pesos to dollars and to pay such dollars to ADR holders outside of Chile.

B.    Significant Changes

A discussion of the significant changes in our business since December 31, 2003 can be found in Item 4 under the caption "—Development Plan and Strategic Goals" and in Item 5 under the caption "—Overview—Recent Developments and Trends."

ITEM 9.    THE OFFER AND LISTING

A.    Offer and Listing Details

Common Stock Prices and Related Matters

Shares of Series A Common Stock and Series B Common Stock are currently traded in Chile on the Bolsa de Comercio de Santiago (the "Santiago Stock Exchange"). Such shares are also listed on the Bolsa de Corredores-Bolsa de Valores (the "Valparaíso Stock Exchange") and on the Bolsa Electrónica de Chile-Bolsa de Valores (the "Electronic Stock Exchange"). The Santiago Stock Exchange is Chile's principal exchange accounting for approximately 76.5% of all equity traded in Chile during 2003. Approximately 22.9% of equity trading in Chile during 2003 was conducted on the Electronic Stock Exchange, an electronic trading market that was created by banks and non-member brokerage houses, while the remaining 0.6% of equity was traded on the Valparaíso Stock Exchange.

Since July 20, 1990, shares of Series A Common Stock are traded in the United States on the New York Stock Exchange (the "NYSE") in the form of ADSs, which are evidenced by ADRs. Originally, each ADS represented 17 shares of Series A Common Stock. Effective January 2, 1997, this ratio was changed to four shares of Series A Common Stock per ADS. Pursuant to the requirements of Chilean law, all shares of Series A Common Stock represented by ADSs are owned of record by Citibank, N.A., as Depositary.

The table below sets forth, for the periods indicated, the reported high and low closing sales prices for the shares of the Company's Series A Common Stock and Series B Common Stock on the Santiago Stock Exchange and the high and low sales prices of the ADSs as reported by the NYSE.

	Santiago Stock Exchange (Ch$ per Share(1))				NYSE (US$ per ADS(2))
	High		Low		High	Low
	Series A	Series B	Series A	Series B
1999	3,535	2,222	2,020	1,388	27.31	15.25
2000	3,009	2,525	1,848	1,484	23.88	13.00
2001	2,413	1,868	1,605	1,262	15.88	8.92
2002	2,646	1,873	1,464	1,111	15.75	7.90
2003	2,600	2,200	1,610	1,200	15.91	8.81

2002:
First quarter	2,620	1,855	2,170	1,550	15.75	12.95
Second quarter	2,480	1,800	2,010	1,590	15.24	11.68
Third quarter	2,035	1,575	1,620	1,200	11.66	8.67
Fourth quarter	1,813	1,330	1,450	1,100	10.27	7.90

2003:
First quarter	1,840	1,350	1,610	1,200	10.30	8.81
Second quarter	2,260	1,600	1,730	1,290	12.60	9.59
Third quarter	2,400	1,861	2,070	1,500	13.49	12.12
Fourth quarter	2,600	2,200	2,115	1,750	15.91	13.10

2004:
First quarter	2,390	2,150	1,770	1,510	16.83	11.72
Second quarter (until June 18)	2,050	1,760	1,750	1,500	12.90	11.28
January 2004	2,351	2,150	2,180	1,890	16.83	14.74
February 2004	2,310	2,000	2,070	1,900	15.73	14.03
March 2004	2,390	1,950	1,770	1,510	15.99	11.72
April 2004	1,945	1,640	1,750	1,500	12.86	11.33
May 2004	2,050	1,760	1,790	1,570	12.90	11.29
June 2004 (through June 18)	1,909	1,750	1,820	1,600	11.82	11.28

(1)	Chilean pesos are reflected at historical values.

(2)	1 ADS = 4 shares of Series A Common Stock.

On April 15, 2004, there were 34,149,707 ADSs (equivalent to 136,598,828 shares of Series A Common Stock) outstanding, held by approximately 61 holders of record. On that date, such ADSs represented 14.3% of the total number of issued and outstanding shares of the Company's common stock.

Debt Securities

Trading in the Company's 7% Notes due July 15, 2006 and 8% Notes due January 1, 2006 (together, the "Debt Securities") takes place primarily in the over-the-counter market. Accordingly, the Company does not have information regarding the trading of the Debt Securities. The 5% Notes due August 4, 2004 are traded in the Luxemburg stock exchange.

B.    Plan of Distribution

Not applicable.

C.    Markets

See "Item 9: The Offer and Listing—Offer and Listing Details—Common Stock Prices and Related Matters."

D.    Selling Shareholders

Not applicable.

E.    Dilution

Not applicable.

F.    Expenses of the Issue

Not applicable.

ITEM 10.    ADDITIONAL INFORMATION

A.    Share Capital

Not applicable.

B.    Memorandum and Articles of Association

Set forth below is certain information concerning Telefónica CTC Chile's capital stock and a brief summary of certain significant provisions of the Company's Bylaws and Chilean law. This description does not purport to be complete and is qualified in its entirety by reference to the Bylaws, which have been attached as an exhibit to this Annual Report.

Organization and Register

Telefónica CTC Chile is a publicly held stock corporation (sociedad anónima abierta) organized under the laws of Chile. Telefónica CTC Chile was incorporated on November 18, 1930, as recorded on page 426 No 158 of the Commercial Record of Santiago of the year 1931, and has a duration through August 10, 2068. The purpose of the Company is to provide a broad range of telecommunications and related broadcasting services, as more fully set forth in Article Four of the Bylaws.

Shareholders' Rights

Shareholders' rights in Chilean companies are governed generally by a company's bylaws (which effectively serve the purpose of both the articles, or certificate, of incorporation and the bylaws of a corporation in the United States). Additionally, the Chilean Corporations Law and the Chilean Corporations Law Regulations, Supreme Decree 587 (the "Regulations on Corporations"), govern the operation of Chilean companies and provide for certain shareholder rights. Finally, Decree-Law 3500, which regulates the pension funds, permits the investment by pension funds in stock of qualified companies, indirectly affects corporate governance and prescribes certain rights of shareholders.

The Chilean securities markets are principally regulated by the SVS under the Securities Market Law and the Chilean Corporations Law. These two laws contain disclosure requirements, impose restrictions on insider trading and price manipulation, and provide protection of minority investors. The Chilean Corporations Law clarifies rules and requirements for establishing "open" corporations while eliminating government supervision of "closed" companies. Open corporations are those which: (i) have 500 or more shareholders, (ii) have 100 or more shareholders who own as a group together at least 10% of the subscribed capital (excluding those whose individual holdings exceed such percentage), or (iii) register in the securities record on a voluntary basis or in compliance with a legal requirement. Telefónica CTC Chile is an open corporation. The Securities Market Law establishes requirements for public offerings, stock exchanges and brokers and outlines disclosure requirements for companies that issue publicly offered securities.

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

The Company's Bylaws (Article 5 Bis), as well as Decree-Law 3500 (Article 112), establish rules regarding limits of concentration of the Company's share capital. According to the law, the maximum amount of shares that a person can accumulate, directly, indirectly or through related persons, is 65% of the capital with voting rights. However, the Company's Bylaws establish a concentration limit of 45% of the capital with voting rights, which is more restrictive than the one required by law. With the objective of maintaining the concentration limits, the Company is not obligated to inscribe any share transaction that would allow any one shareholder to surpass the maximum limit of concentration. In any case, if a shareholder accumulates more than 45% of the capital with voting rights, such shareholder must sign a commitment to decentralize this ownership stake. Said commitment must be in the form of a public deed and an extract of it must be published in the Official Gazette and in a newspaper of nationwide circulation (Decree-Law 3500, Articles 124 and 128). The commitment must include a time limit within which the decentralization of the ownership must be realized, which may not exceed five years from the date of the signing of the commitment. If the decentralization does not occur within the agreed time period, the issuer must sell in a Stock Exchange, on behalf and at the risk of the shareholder, the number of shares necessary to reduce such shareholder's ownership to the 45% limit.

The Bylaws (Article 40 Bis) and Decree-Law 3500 (Article 116) also establish the following regulations related to concentration of capital: no shareholder may exercise, personally or through others, the right to vote the shares held in excess of the maximum limit of concentration established in the Bylaws, that is, more than 45% of the capital with voting rights; and no person may represent shareholders that, as a group, own more than 45% of the Company's capital with voting rights. One share represents the right to one vote and, when a shareholder gives another person the right to represent him in a shareholders' meeting, this representation must be for the total amount of shares that he owns.

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

The Company's Bylaws authorize two classes of common stock, Series A Common Stock and Series B Common Stock. The rights of both series of shares are identical, except that the holders of Series B Common Stock are entitled as a class to (i) elect one of seven directors and an alternate director for that director and (ii) name one of three liquidators of Telefónica CTC Chile in the event of its dissolution.

Director Requirements

The Bylaws require the Board of Directors to consist of seven directors, six to be elected by the holders of Series A Common Stock and one to be elected by the holders of Series B Common Stock. One alternate director will be elected for each director and will replace that director if the director is unable to attend a meeting or serve a full term. Only the director and alternate director elected by the holders of the Series B Common Stock are required to be stockholders in the Company.

The Company's Bylaws (Article 18), as well as the Chilean Corporations Law (Article 38), stipulate that the Board of Directors can only be fully revoked by a General or Special Shareholders' Meeting (as defined below). The individual or collective revocation of one or more of the Board members is not allowed.

The Bylaws require that any act or contract by the Company in which a director or an officer, or a party related to them, holds an interest must be previously approved by two-thirds of the Board of Directors, and the terms of the act or contract must be comparable to those customarily prevailing in the market.

An additional chapter governing the creation and functions of the Directors' Committee, which was created by the Board of Directors on April 26, 2001, has been added to the Company's Bylaws. For more information on the Directors' Committee, see "Item 6: Directors, Senior Management and Employees—Board Practices—Directors' Committee."

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

Dividend and Liquidation Rights

In accordance with Chilean law, the Company must distribute mandatory cash dividends of 30% of its net income calculated in accordance with Chilean GAAP, unless otherwise decided by a unanimous vote of the shareholders. See "Item 8: Financial Information—Dividend Policy and Dividends."

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

Shareholders' Meetings and Voting Rights

The General Annual Shareholders' Meeting of the Company is held during the first four months of each year. Special (or extraordinary) meetings of shareholders (a "Special Shareholders' Meeting") may be called by the Board of Directors when deemed appropriate or when requested by shareholders representing at least 10% of the issued voting shares or by the SVS. Notice to convene the General Annual Shareholders' Meeting or a Special Shareholders' Meeting is given by means of a notice published in a newspaper of Telefónica CTC Chile's corporate domicile (currently, Santiago) or in the Official Gazette in a prescribed manner. Notice must also be mailed to each shareholder and given to the SVS 15 days prior to the meeting.

The quorum to constitute a shareholders' meeting is established by the presence, in person or by proxy, of shareholders representing at least the absolute majority of the issued voting shares of the Company; if a quorum is not present at the first meeting, the meeting can be reconvened and upon the meeting being reconvened, shareholders present at the reconvened meeting are deemed to constitute a quorum regardless of the percentage of the shares represented. The agreements will be adopted by the absolute majority of the present or represented shares with voting rights. However, if a shareholders' meeting is called for the purpose of: (i) a change of organization, merger or division of the Company, (ii) an amendment to the term of duration or early dissolution, (iii) a change in corporate domicile, (iv) a decrease of corporate capital, (v) approval of capital contributions or assessments of assets other than cash, (vi) modification of the authority reserved to shareholders or limitations on the Board of Directors, (vii) reduction in the number of Directors comprising the Board, (viii) the sale, transfer or disposition of 50% or more of the Company's assets, either including or excluding their corresponding liability, or the formulation or modification of any business plan which includes the sale, transfer or disposition of the Company's asset in such amount, (ix) the form of distributing corporate benefits, (x) a guarantee by the Company of liabilities of any third party, in an amount exceeding 50% of the Company's total assets, (xi) the purchase by the Company of the Company's issued stock in accordance with Articles 27A and 27B of Law 18,046, (xii) corrections of formal defects with regard to the Company's incorporation or amendments to the Bylaws relating to any of the matters enumerated above, (xiii) anticipated dissolution of the Company, or (xiv) any other alluded in the Bylaws; the vote required at such meeting is a two-thirds majority of the issued voting Shares as established in Article 44 of the Bylaws of the Company.

The Company's Bylaws (Article 45 Bis), as well as Decree-Law 3500 (Article 121), state that the approval of 75% of voting shares is required in a Special Shareholders' Meeting, in order to modify the following issues:

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

Chilean law does not require an open Chilean company to provide the level and type of information that United States securities laws require a reporting company to provide to its shareholders in connection with a solicitation of proxies. Under Chilean law, a notice of a shareholders' meeting listing matters to be addressed at the meeting must be mailed not later than 15 days prior to the date of a meeting. In the case of a General Annual Shareholders' Meeting, an annual report of the Company's activities, which includes audited financial statements for the Company, must also be mailed to certain shareholders. Additionally, the Company regularly provides, and management intends to continue to provide, a proposal for the final dividend, a statement of the proposed dividend policy for interim dividends for the then current year and a statement of Telefónica CTC Chile's Investment and Financing Policy required by Decree-Law 3500 discussed below. See "Item 8: Financial Information—Dividend Policy and Dividends."

The Chilean Corporations Law provides that, whenever shareholders representing 10% or more of the issued voting shares so request, a summary of the comments and proposals that shareholders requested in relation to the businesses of the company must be included as an exhibit to the company's annual report. The Chilean Corporations Law also provides that, whenever the board of directors of an open company convenes a general meeting of shareholders, solicits proxies for the meeting, and distributes information supporting its decisions or other similar materials, it must include pertinent comments and proposals requested by such shareholders.

Only shareholders registered as such with the Company at least five days prior to the date of a shareholders' meeting are entitled to attend and vote their shares. Shareholders may appoint another individual (who need not be a shareholder) as their proxy to attend and vote on their behalf. Every shareholder entitled to attend and vote at a shareholders' meeting shall have one vote for each share subscribed. The Company's Bylaws (Article 46), as well as the Chilean Corporations Law (Article 68), stipulate that the shares belonging to shareholders who, during a period of over five years, have not collected dividend payments that the Company has distributed and have not attended shareholders' meetings that were held, are not considered for quorum purposes or for the voting majorities required at the shareholders' meetings. When one of the mentioned conditions ceases to occur, those shares must again be considered for the above-mentioned purposes.

Subject to the terms of the Deposit Agreement among the Company, the Bank of New York, as Depositary, and the owners and holders of ADRs, dated as of July 19, 1990, as amended and restated in the Amended and Restated Deposit Agreement among the Company, Citibank, N.A., as Depositary, and the owners and holders of ADRs, dated as of January 2, 1997, and the Second Amended and Restated Deposit Agreement, dated as of June 1, 1998, among Telefónica CTC Chile, Citibank, N.A., as Depositary, and the owners and holders of ADRs, the holders of ADRs have the right to instruct the Depositary as to the exercise of voting rights with respect to the underlying common shares. The Depositary is not permitted to vote any of the underlying shares as to which it has received no instructions from the holders of ADRs.

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

As mandated by Decree-Law 3500 (discussed below) and as required by Telefónica CTC Chile's Bylaws, at each General Annual Shareholders' Meeting, shareholders of the Company must consider for approval a statement of general investment directives and limitations proffered by management. At the General Annual Shareholders' Meeting held in April of 2003, the Investment and Financing Policy for 2003 was approved by Telefónica CTC Chile's shareholders.

The Company's current Investment and Financing Policy for 2003 requires that the maximum consolidated debt-to-equity ratio of Telefónica CTC Chile and its subsidiaries may not exceed 1.6.

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

The Investment and Financing Policy for 2003 also contains restrictions on the disposition of assets or property rights that are essential for the functioning of the Company, including the networks, central switches, equipment and parcels of land used to provide services pursuant to government licenses. Such assets may, however, be modified or replaced for reasons of technical or economic obsolescence. As of the General Annual Shareholders' Meeting held in April 2003, the Company's essential assets also included 51% of the shares of subsidiaries Telefónica Móvil, Telefónica Empresas and 188 Telefónica Mundo.

Finally, the Investment and Financing Policy for 2003, approved at the General Annual Shareholders' Meeting, established that the Company will concentrate investment resources in 2003 in all areas of its business defined in its Bylaws.

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

(c)   disposition of 50% or more of the corporate assets under the terms described in "Item 10: Additional Information—Memorandum and Articles of Association—Shareholders' Meetings and Voting Rights";

(d)   grant of real or personal guarantees to secure third-party obligations in an amount exceeding 50% of the corporate assets;

(e)   creation of preferential rights for a class of shares or modification of those already existing, in which case the right to withdraw only accrues to the dissenting shareholder of the class or classes of shares adversely affected;

(f)   corrections of formal defects with regard to the company's incorporation or amendments to the Bylaws relating to any of the matters enumerated above;

(g)   such other causes as may be established by the company's bylaws; and

(h)   other instances established by Chilean law.

Registrations and Transfers

The Company's shares are registered by the Company acting as its own transfer agent, as is customary among Chilean corporations. In the case of jointly owned shares, an attorney-in-fact must be appointed to represent the joint owners in the Company.

C.    Material Contracts

The Company signed an agreement with Inversiones Santa Isabel Limitada, through which Telefónica CTC Chile has a put option for its 35% stake in Sonda, to be exercised in July 2005, at the book value of this investment as of June 30, 2005 plus UF142,021, with a minimum value of UF2,048,885. This minimum price is guaranteed by a performance bond issued by certain Chilean banks. Inversiones Santa Isabel Limitada has been granted a call option for Telefónica Empresas's remaining 35% stake in Sonda, which it may exercise in August 2005 under the same conditions as described above. Inversiones Santa Isabel Limitada may also exercise its call option in July 2003, at book value as of June 30, 2003, plus a premium of UF96,000 with a minimum price of UF1,983,185, or in July 2004, at book value as of June 30, 2004, plus a premium of UF119,000 with a minimum price of UF2,003,260.

On July 31, 2003, Inversiones Santa Isabel Ltd. exercised its anticipatory call option to buy the remaining 35% stake that Telefónica CTC Chile held in Sonda. The sale price was approximately US$50.5 million and the financial impact was a loss recorded in 3Q03 of approximately US$8.6 million.

D.    Exchange Controls and Other Limitations Affecting Security Holders

Telefónica CTC Chile has outstanding ADRs and Debt Securities. Each of these securities is subject to requirements as to issuance and other matters established by the Central Bank.

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

A foreign investment and exchange contract was entered into by the Central Bank, the Company and The Bank of New York as depositary in 1990 (the "Foreign Investment Contract") pursuant to Article 47 of the Central Bank Act and to Chapter XXVI of the Compendium ("Chapter XXVI"). On December 30, 1996, the Foreign Investment Contract was amended to incorporate the designation of Citibank N.A. as the successor depositary for Telefónica CTC Chile's ADR program. Although an amendment made by the Central Bank on April 19, 2001, repealed Chapter XXVI, it continues to be enforceable with respect to contracts entered into pursuant to Chapter XXVI, such as the Foreign Investment Contract.

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

The Central Bank regulations that became effective on July 4, 1995 (the "New Central Bank Regulations") required persons bringing foreign currency into Chile for the purpose of acquiring pesos to purchase securities to either (1) establish a non-interest bearing deposit with the Central Bank of Chile for a one-year term in an amount equal to 30% of foreign currency brought into Chile or (2) pay a charge to the Central Bank at the time the foreign currency is converted into pesos in an amount equal to interest on such deposit for one year at the rate of 12-month LIBOR plus 4%. The New Central Bank Regulations were amended in October of 1996 to make them applicable to persons bringing foreign currency into Chile for the purpose of purchasing securities from certain issuers thereof as part of a capital increase by the issuer. However, these rules do not apply to foreign investments made for purposes of purchasing newly issued shares under Chapter XXVI and an ADR investment contract. The New Central Bank Regulations apply to subsequent transactions in which foreign currency is brought into Chile to purchase securities in secondary market transactions.

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

Taxation of Dividends

Cash dividends paid by the Company with respect to the Series A Common Stock held by Foreign Holders will be subject to a Chilean withholding tax at the rate of 35% (the "Additional Tax"), which is withheld and paid over by the Company. A credit against the withholding tax is available based on the level of corporate income tax actually paid by the Company on the income to be distributed (the "First Category Tax"). Full applicability of the First Category Tax credit at the 17.0% rate results in an effective dividend withholding tax rate of 21.7%. Consequently, the withholding tax rate with respect to dividends fluctuates between 21.7% and 35.0%, depending on whether or not the Company is subject to the First Category Tax.

Due to the increase in investments and the change in the useful life of assets since 1994, this allowed the increase of accelerated depreciation of its fixed assets. Therefore, taxable income generally has been negative or less than the dividends distributed to its shareholders as of that date. Consequently, no First Category Tax credit has been available generally, resulting in the application of the maximum 35% withholding tax rate for most of the period since 1994.

When the First Category Tax credit is available, it does not reduce the withholding tax on a one-for-one basis because it also increases the base on which the withholding tax is imposed. In addition, if the Company distributes less than all of its distributable income, the credit for First Category Tax paid by the Company is reduced proportionately. The example below illustrates the effective Chilean withholding tax burden on a cash dividend received by a Foreign Holder, assuming a withholding tax rate of 35%, an effective First Category Tax at the maximum rate of 17.0%, and a distribution of 100% of the Company's net income that is distributable after payment of the First Category Tax.

Example:	CH$
Company taxable income	100
First Category Tax (17% of Ch$100)	(17)
Net distributable income	83
Dividend distributed by the Company	83
Additional Tax
(35% of the Company's taxable income)	(35)
Credit for First Category Tax	17
Net Additional Tax withheld	(18)
Net dividend received	65 (83-18)
Effective dividend withholding tax rate	21.7% (18/83)

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

Consequently, the effective withholding tax rate for dividend distribution purposes would be as follows:

Year 2002	19/84	=	22.6%
Year 2003	18.5/83.5	=	22.2%
From Year 2004	18/83	=	21.7%

Taxation of Capital Gain on the Sale of Series A Common Stock and ADRs

The Ruling provides that gains from sales or other dispositions of ADRs are not subject to any Chilean taxes, provided that such sales occur outside of Chile.

Gains recognized on a sale or exchange of Series A Common Stock held by Foreign Holders will be subject to Chilean income taxes at an effective rate of 35% if either (i) the Foreign Holder has held the shares for less than one year since converting the Debentures into Series A Common Stock or exchanging ADRs for Series A Common Stock or (ii) the Foreign Holder acquired and disposed of the Series A Common Stock in the ordinary course of its business or as a habitual trader of shares. In all other cases, gains on the disposition of Series A Common Stock will be subject to a Chilean tax imposed at the rate of 17%.

The distribution and exercise of preemptive rights relating to Series A Common Stock will not be subject to Chilean taxes; however, amounts received in exchange for the sale of preemptive rights will be subject to the Chilean income taxes with an effective rate of 35%.

Other Chilean Taxes

Although there is no direct authority on this point, as a practical matter there are no Chilean inheritance, gift or succession taxes applicable to the ownership, transfer or disposition of ADRs by a Foreign Holder, but such taxes generally will apply to the transfer at death or by gift of the Series A Common Stock by a Foreign Holder. There are no Chilean stamp, issue, registration or similar taxes or duties payable by holders of debt securities and holders of Series A Common Stock or ADRs.

Withholding Tax Certificates

Upon request, the Company will provide to Foreign Holders appropriate documentation evidencing the payment of the Chilean Interest Withholding Tax and the Additional Tax (net of the applicable First Category Tax).

U.S. Federal Income Tax Considerations

The following is a summary of the material U.S. federal income tax consequences of the acquisition, ownership and disposition of ADSs (evidenced by ADRs) or shares of Series A Common Stock by a U.S. Holder. As used herein, the term "U.S. Holder" means a beneficial owner of ADSs or shares of Series A Common Stock that is, for U.S. federal income tax purposes, (1) a citizen or resident alien individual of the United States, (2) a corporation, or other entity treated as a corporation, created or organized in or under the laws of the United States or any state thereof (including the District of Columbia), (3) an estate the income of which is subject to U.S. federal income tax regardless of its source or (4) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust. The U.S. federal income tax treatment of a partner in a partnership that holds our ADS will depend on the status of the partner and the activities of the partnership. Partners in such partnerships should consult their own tax advisors.

This summary does not address all of the U.S. federal income tax considerations that may be relevant to a particular U.S. Holder's decision to acquire, own or dispose of ADSs or shares of Series A Common Stock in light of such U.S. Holder's particular circumstances, and does not address any aspect of state, local, estate or non-U.S. tax law, or any aspect of U.S. federal tax law other than income taxation. In the case of shares of Series A Common Stock acquired by a U.S. Holder on conversion of Debentures, this summary covers only U.S. Holders that acquired such Debentures pursuant to their original issuance. This summary addresses only ADSs and shares of Series A Common Stock that are held by U.S. Holders as capital assets (i.e., generally, as investment property). This summary does not address U.S. federal income tax considerations applicable to U.S. Holders that are subject to special tax rules, such as certain financial institutions, insurance companies, dealers and traders in securities or foreign currencies, tax-exempt entities, persons subject to alternative minimum tax, persons that will hold ADSs or shares of Series A Common Stock as part of an integrated investment, including a straddle, or as part of a hedging, conversion or repurchase transaction for U.S. federal income tax purposes, persons that have a functional currency other than the U.S. dollar, persons that own directly, indirectly or constructively 10% or more of the total voting power of the Company, partnerships or other entities classified as partnerships for U.S. federal income tax purposes, or persons who acquire ADSs or shares of Series A Common Stock pursuant to the exercise of employee stock options or otherwise as compensation. This summary is based on the U.S. Internal Revenue Code of 1986, as amended (the "Code"), U.S. Treasury Regulations (including proposed regulations) thereunder, and administrative and judicial interpretations thereof, all as in effect on the date of this Form 20-F and all of which are subject to change (which change could apply retroactively and could affect the U.S. federal income tax consequences described below) and to different interpretations. This summary is also based in part on representations of the Depositary and the assumption that each obligation in the applicable depositary agreement and any related agreements will be performed in accordance with their terms.

THE SUMMARY OF U.S. FEDERAL INCOME TAX CONSEQUENCES SET OUT BELOW IS FOR GENERAL INFORMATION PURPOSES ONLY. YOU ARE URGED TO CONSULT YOUR OWN TAX ADVISERS WITH RESPECT TO THE PARTICULAR TAX CONSEQUENCES TO YOU OF ACQUIRING, OWNING OR DISPOSING OF ADSs OR SHARES OF SERIES A COMMON STOCK, INCLUDING THE APPLICABILITY AND EFFECT OF STATE, LOCAL, ESTATE, NON-U.S. AND OTHER U.S. FEDERAL TAX LAWS AND POSSIBLE CHANGES IN TAX LAWS.

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

Dividends paid by the Company will not be eligible for the "dividends-received deduction" generally available to U.S. Holders that are corporations. Dividends paid by us will not be eligible for the "dividends-received deduction" generally available to U.S. Holders that are corporations. However, pursuant to recently enacted legislation, dividends in respect of our Class A Common Shares represented by ADSs paid to certain U.S. Holders (including individuals) in taxable years beginning before January 1, 2009 may qualify for preferential rates of U.S. federal income tax provided that the ADSs are readily tradable on an established securities market in the United States (and provided that we are not a PFIC, as described below, and certain other requirements, including with respect to the holder's holding period, are satisfied). Although we believe that ADSs currently are readily tradable on an established securities market in the United States, no assurance can be given that our ADSs will remain readily tradable for this purpose. U.S. Holders are urged to consult their own tax advisors regarding the effect of the recent legislation in their particular circumstances. In addition, the Internal Revenue Service is expected to issue certification procedures whereby a non-U.S. corporation will have to certify as to the eligibility of its dividends for the reduced U.S. federal income tax rates.

The amount of any taxable dividend includible in the gross income of a U.S. Holder will include any amounts withheld by the Company or its paying agent in respect of Chilean taxes. Generally, such dividend will be treated as foreign source "passive income" or, in the case of certain U.S. Holders, "financial services income," for U.S. foreign tax credit purposes. If any Chilean income taxes are withheld from such dividends, a U.S. Holder may be entitled to claim a foreign tax credit for the amount of such Chilean incomes taxes against such U.S. Holder's U.S. federal income tax liability, subject to certain limitations and restrictions that may vary depending upon such holder's circumstances. Instead of claiming the foreign tax credit, a U.S. Holder may, at such holder's election, deduct the U.S. dollar value of such Chilean income taxes in computing such U.S. Holder's U.S. taxable income, subject to generally applicable limitations under U.S. federal income tax law. The rules relating to foreign tax credits are extremely complex, and the availability of a foreign tax credit would depend on various factors. You are urged to consult your own tax advisers regarding the availability of foreign tax credits in light of your particular circumstances.

A taxable dividend paid in pesos will be included in the gross income of a U.S. Holder in a U.S. dollar amount calculated by reference to the exchange rate in effect on the date such dividend is received by the Depositary, in the case of ADSs, or by the U.S. Holder, in the case of shares of our Class A Common Stock, regardless of whether the payment is in fact converted into U.S. dollars at that time. The U.S. Holder generally will have a tax basis in such distributed pesos equal to the amount included in gross income, and any gain or loss recognized upon a subsequent disposition of such pesos generally will be ordinary income or loss. If the distribution were converted into U.S. dollars on the date of such receipt by the Depositary or the U.S. Holder, as applicable, a U.S. Holder generally would not be required to recognize foreign currency gain or loss in respect of the dividend income.

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

Gain or loss from the sale or other taxable disposition of ADSs or shares of Class A Common Stock generally will be capital gain or loss and will be long-term capital gain or loss if, at the time of such sale or other taxable disposition, the ADSs or shares of Class A Common Stock have been held for more than one year. Certain non-corporate U.S. Holders (including individuals) may be eligible for preferential rates of U.S. federal income tax in respect of long-term capital gains. A U.S. Holder's ability to deduct capital losses in respect of ADSs or shares of Class A Common Stock is subject to limitations under the Code.

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

Passive Foreign Investment Company Rules

Special U.S. federal income tax rules apply to U.S. persons owning shares in a passive foreign investment company ("PFIC") directly or indirectly (including by holding an option to acquire shares of a PFIC). A non-U.S. corporation generally will be classified as a PFIC for U.S. federal income tax purposes in any taxable year in which, after applying certain look-through rules with respect to the income and assets of subsidiaries, either:

•	at least 75% of its gross income is "passive income"; or

•	at least 50% of the gross value of its assets, determined on the basis of a quarterly average, is attributable to assets that produce passive income or are held for the production of passive income.

For this purpose, passive income generally includes, among other items, dividends, interest, rents, royalties, gains from the disposition of passive assets and gains from commodities transactions.

Based on certain estimates of our current and projected gross income and gross assets available as of the date of this annual report, the Company believes that we will not be considered a PFIC for U.S. federal income tax purposes for the current taxable year. However, since the determination of whether we are a PFIC will be made by us on an annual basis and depends upon the nature of our activities and the composition of our income and assets, including the market value of our assets, from time to time, and since there are uncertainties in the technical application of the relevant rules, there can be no assurance that we will not be considered a PFIC for the current or any future taxable year. Moreover, we will not obtain an opinion of counsel, and no ruling will be sought from the IRS, regarding any U.S. federal income tax characterization of us as a PFIC. If the Company were treated as a PFIC for any taxable year, a U.S. Holder that owns ADSs or shares of Class A Common Stock may be subject to adverse U.S. federal income tax consequences upon a sale or other disposition of such ADSs or shares of Class A Common Stock, or upon the receipt of certain distributions from the Company, unless such U.S. Holder makes certain elections (if available), generally for the first taxable year for which such U.S. Holder is treated as holding shares in a PFIC.

In general, subject to the elections described below, if the Company were treated as a PFIC for a taxable year during which a U.S. Holder owns ADSs or shares of Class A Common Stock, then any gain realized by such U.S. Holder from the sale or other disposition of such ADSs or shares of Class A Common Stock (possibly including a gift, exchange in a corporate reorganization or grant as to security for a Loan), and any excess distribution (i.e., a distribution that exceeds 125% of the average distributions during the shorter of the prior three years and the U.S. Holder's holding period for the ADSs or shares of Class A Common Stock) would be treated as ordinary income earned ratably over each day in the U.S. Holder's holding period for the applicable ADSs or shares of Class A Common Stock. The amount allocated to prior taxable years, other than a taxable year before the Company is treated as a PFIC, would be subject to U.S. federal income tax at the highest rate in effect for ordinary income earned by individuals or corporations, as applicable, for such taxable year. Any interest charge would be imposed on the U.S. federal income tax liability allocated to each such taxable year as if such liability represents a tax deficiency for such taxable years. In addition, a step-up in basis of the PFIC stock may not be available upon the death of an individual U.S. Holder.

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

If a valid mark-to-market election is timely made, then, for each taxable year of ownership, the U.S. Holder generally will include in gross income, as an item of ordinary income, the excess, if any, of the fair market value of the ADSs or shares of Class A Common Stock at the end of such taxable year over their adjusted tax basis, and will deduct from gross income, as an ordinary loss, the excess, if any, of the adjusted tax basis of the ADSs of shares of Class A Common Stock over their fair market value at the end of the taxable year (but only to the extent of the amount previously included in gross income as a result of the mark-to-market election). The U.S. Holder's tax basis in the ADSs or shares of Class A Common Stock will be adjusted to reflect any such income or loss that is included in, or deducted from, gross income. If the mark-to-market election is made, it can only be revoked with the consent of the U.S. Internal Revenue Service ("IRS"). Special rules apply if the mark-to-market election is not made for the first taxable year in which a U.S. person owns shares in a PFIC.

If it were ultimately determined that we were a PFIC, the dividends in respect of our Class A Common Stock represented by the ADSs will not be eligible for the preferential rate of U.S. federal income tax described above under "Distributions on Class A Common Stock." You are urged to consult your own advisers regarding the consequences of the application of the PFIC rules to the ADSs or shares of Class A Common Stock and the availability and advisability of making an election to avoid adverse U.S. federal income tax consequences of the PFIC rules should the Company be considered a PFIC for any taxable year.

Backup Withholding Tax and Information Reporting

A U.S. Holder may, under certain circumstances, be subject to "backup withholding" (currently at a rate of 28%) and information reporting requirements with respect to certain payments, including certain dividends in respect of the Series A Common Stock and proceeds from the disposition of ADSs or Series A Common Stock, unless such U.S. Holder (i) is treated as a corporation for U.S. federal income tax purposes or falls within certain other exemptions (and demonstrates this fact when so required) or (ii) furnishes a correct taxpayer identification number and certifies that such U.S. Holder is not subject to backup withholding, and otherwise complies with applicable requirements of backup withholding rules. Any amounts withheld under the backup withholding rules from a payment to a U.S. Holder generally may be claimed as a credit against such U.S. Holder's U.S. federal income tax liability provided that the required information is furnished to the IRS.

F.    Dividends and Paying Agents

Not applicable.

G.    Statement by Experts

Not applicable.

H.    Documents on Display

Telefónica CTC Chile will provide without charge to each person to whom this Annual Report is delivered, upon written, e-mail or oral request from any such person, a copy of any or all of the documents referenced in this Annual Report. Written requests for such copies should be directed to either of the following contacts:

Compañía de Telecomunicaciones de Chile S.A.	The Global Consulting Group
Avenida Providencia 111, 22nd floor	22 Cortlandt Street, 14th floor
Santiago, Chile	New York, New York 10007
Attention: Isabel Margarita Bravo	Attention: Kevin Kirkeby or Isabel Vieira
Finance Manager

E-mail requests for copies of such documents may be made to Telefónica CTC Chile at imbravo@ctc.cl or to The Global Consulting Group at kkirkeby@hfgcg.com.

Oral requests for copies of such documents may be made to Telefónica CTC Chile at 0562-691-3867 or to the Global Consulting Group at (646) 284-9416.

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

The major interest rate risk that the Company faces is a rise in the LIBOR. The Company had outstanding, as of December 31, 2003, long-term LIBOR-based loans in the amount of Ch$349,937 million (US$589.3 million), including current maturities and accrued interest. As of December 31, 2002, the Company had outstanding long-term LIBOR-based loans in the amount of Ch$498,429 million—including current maturities and accrued interest.

The major exchange rate risk that the Company faces is the depreciation of the peso against the dollar, due to the fact that, although a substantial portion of the Company's long-term liabilities are dollar-denominated, the Company's revenues are largely denominated in Chilean pesos. The Company had, as of December 31, 2003, Ch$598,964 million (US$991.9 million) in dollar-denominated, interest-bearing, long-term liabilities (including current maturities and accrued interest) compared to Ch$824,424 million in dollar-denominated, interest-bearing, long-term liabilities (including current maturities and accrued interest) as of December 31, 2002. In addition, as of December 31, 2003, the Company had the equivalent of Ch$100,658 million (US$169.5 million) in euro-denominated, interest-bearing, long-term liabilities (including current maturities and accrued interest), which also exposes the Company to an exchange rate risk. As of December 31, 2002, the Company had the equivalent of Ch$122,589 million in euro-denominated, interest-bearing, long-term liabilities (including current maturities and accrued interest).

The Company periodically reviews its exposure to risks arising from fluctuations in foreign exchange rates and interest rates, and determines at its senior management level how to hedge such risks. Subject to this review process, the Company manages foreign currency and interest rate risks through hedging transactions in the Chilean and foreign derivative markets and through other mechanisms, such as the purchasing in the Chilean capital markets of dollar-denominated marketable securities with floating LIBOR-based interest rates. The Company has entered into interest rate swaps, forward rate agreements, cross currency swaps, interest rate collars and foreign currency forward contracts with respect to a portion of its borrowings. The Company uses such derivative instruments to reduce risk by offsetting market exposure. The derivative instruments held by the Company are not leveraged and are held for purposes other than trading.

In the normal course of business, the Company also faces risks that are either non-financial or non-quantifiable. Such risks principally include country risk, credit risk and legal risk, and are not represented in the tables below.

Risk of Variations in Floating Interest Rates

The Company does not hedge its Chilean peso-denominated debt. The major part of such debt is fixed-rate UF-denominated, and therefore indexed to Chilean inflation. Of the Company's long-term interest-bearing debt denominated in foreign currencies, as of December 31, 2003, 49.3% was fixed-rate debt and 50.7% was floating-rate debt, compared, respectively, to 47.4% and 52.6% as of December 31, 2002. All of the Company's foreign currency long-term floating-rate debt is tied to LIBOR and euro-LIBOR.

In order to reduce the impact of floating interest rate fluctuations on its debt obligations, the Company can enter into interest rate swaps (derivatives), which are contracts in which two parties agree to exchange periodic interest payments, whereby the Company typically agrees to make payments, based on a fixed interest rate applied to a notional principal amount on designated dates, to a counterparty that, in turn, agrees to make payments based on a floating rate, such as LIBOR, applied to the same notional amount.

As of December 31, 2003, 43.5% of the Company's interest-bearing debt, including both long- and short-term and dollar-, euro- and Chilean peso-denominated debt, was exposed to interest rate variations. The remaining 56.5% of the Company's interest-bearing debt was insulated from interest rate variation risk: 10.6% was hedged through the instruments set forth in the following table, and 45.9% was fixed-rate debt. As of December 31, 2003, the Company had outstanding forward rate agreements with an aggregate notional amount of Ch$89,196 million (US$150.2 million), which were entered into in order to hedge against changes in interest rates that may affect Telefónica CTC Chile's debt obligations. Additionally, in order to reduce financial expenses, the Company has entered into cross currency swaps for Ch$64,084 million (US$107.9 million), which serve to hedge a portion of the Eurobonds issued in 1999 against euro-dollar exchange rate fluctuations and, at the same time, change the fixed rate of the bonds to a floating rate, allowing the Company to take advantage of a market trend toward lower rates of interest.

As of December 31, 2002, 40.9% of the Company's interest-bearing debt, including both long- and short-term and dollar-, euro- and Chilean peso-denominated debt, was exposed to interest rate variations. The remaining 59.1% of the Company's interest-bearing debt was insulated from interest rate variation risk: 15.9% was hedged through the instruments set forth in the following table, and 43.2% was fixed rate debt. As of December 31, 2002, the Company had outstanding zero-cost collar contracts with an aggregate notional amount of Ch$415,584 million (US$699.9 million), which were entered into in order to hedge against changes in interest rates that may affect Telefónica CTC Chile's debt obligations. Zero-cost collar contracts are a combination of an interest rate cap and an interest rate floor. In a typical interest rate collar transaction, the Company purchases an interest rate cap option and sells an interest rate floor option in lieu of paying a premium for the cap option. Under the cap transaction, if interest rates exceed the cap rate, the counterparty is obligated to pay the Company the difference between the market rate and the cap rate multiplied by the notional principal amount. Under the floor transaction, if interest rates fall below the floor rate, the Company is obligated to make payments to its counterparty equal to the difference between the floor rate and the market rate multiplied by the notional principal amount. The effect of these transactions is to limit net interest rate payments with respect to a notional principal amount to a range bounded by the collar rate. It should be noted, however, that the Company remains obligated to make the floating rate payments on its debt regardless of how much the interest rate increases, but the Company is entitled to receive offsetting payments to cover such interest rate increases above the capped rate from its counterparty to the interest rate collar transaction.

Additionally, in December 2002, the Company entered a forward rate agreement, covering Ch$180,449 million (US$303.9 million), to hedge against interest rate fluctuations in 2003. Additionally, in order to reduce financial expenses, the Company has entered into cross currency swaps for Ch$76,939 million (US$129.6 million), which hedge a portion of the Eurobonds issued in 1999 against euro-dollar exchange rate fluctuations and, at the same time, change the fixed rate of the bonds to a floating rate, allowing the Company to take advantage of a market trend toward lower rates of interest.

The following table summarizes the long-term interest-bearing debt obligations (including current maturities and accrued interest) and derivative instruments held by the Company as of December 31, 2003 and 2002. The Company enters into interest rate swaps and/or cross currency swaps and/or zero-cost collar contracts to achieve synthetically the appropriate level of variable and fixed-rate debt approved by senior management. For the debt, the tables present principal payment obligations by maturity date and the related average interest rate. For the collars, the tables present the notional amounts and cap and floor rates by contractual dates. Average interest rates for liabilities are calculated based on the prevailing interest rate as of December 31 of each year, for each loan. Dollar-denominated liabilities have been converted into Chilean pesos based on the Observed Exchange Rate as of December 31, 2003, which was Ch$593.80 = US$1.00. Euro-denominated liabilities have been converted into Chilean pesos based on the exchange rate for the euro against the U.S. dollar as published by the Central Bank of Chile, which was US$1 = euro 0.7950 as of December 31, 2003, and the Observed Exchange Rate for the U.S. dollar against the Chilean peso as of December 31, 2003.

		As of December 31, 2003 Expected Maturity Date
	Average Interest Rate(2)	2004	2005	2006	2007	2008	Thereafter	Total Long-Term Debt (including current portion)	Fair Value(1)
	(In millions of constant Chilean pesos as of December 31, 2003)
Long-Term Interest- Bearing Debt:
Fixed rate
(Ch$-denominated)	6.68%	3,972	2,311	2,821	3,366	3,878	72,572	88,920	83,137
(US$-denominated)(3)	7.52%	8,820	20,488	230,207	—	—	—	259,515	232,327
(Euro-denominated)	5.38%	100,658	—	—	—	—	—	100,658	99,901

Variable rate
(Ch$-denominated)	1.65%	60,366	—	—	—	—	—	60,366	60,320
(US$-denominated)(3)	2.24%	22,982	125,138	65,538	80,163	35,628	—	329,449	336,274
(Euro-denominated)	—	—	—	—	—	—	—	—	—

Interest Rate Derivatives
Forward Rate Agreements:
Notional amount of variable to fixed (US$-denominated)	—	89,196	—	—	—	—	—	—	—
Average pay rate	—	1.65%	—	—	—	—	—	—	—
Average received rate	—	1.12%	—	—	—	—	—	—	—
Cross Currency Swaps:
Notional amount of fixed to variable (Euro- denominated)(4)	—	64,084	—	—	—	—	—	—	—
Average pay rate(4)	—	4.95%	—	—	—	—	—	—	—
Average received rate(4)	—	5.38%	—	—	—	—	—	—	—
Zero-Cost Collar:
Notional amount	—	—	—	—	—	—	—	—	—
Average cap rate	—	—	—	—	—	—	—	—	—
Average floor rate	—	—	—	—	—	—	—	—	—

(1)	These figures were calculated based on the discounted value of future cash flows expected to be received or paid, considering current discount rates that reflect the different risks involved. See "Additional Disclosure Requirements" to Note 34 of the Audited Consolidated Financial Statements for more information regarding the fair value of financial instruments and derivatives.

(2)	"Average interest rate" means, for variable rate debt, the average prevailing interest rate as of December 31, 2003 on Telefónica CTC Chile's variable rate debt and, for fixed rate debt, the average prevailing interest rate as of December 31, 2003 on Telefónica CTC Chile's fixed rate debt.

(3)	These figures were calculated based on the Observed Exchange Rate as of December 31, 2003, which was Ch$593.80 = US$1.00.

(4)	These figures were calculated based on the exchange rate for the euro against the U.S. dollar as published by the Central Bank of Chile, which was US$1.00 = €0.7950 as of December 31, 2003, and the Observed Exchange Rate for the U.S. dollar against the Chilean peso as published by the Central Bank of Chile, which was Ch$593.80 = US$1.00 as of December 31, 2003.

		As of December 31, 2002 Expected Maturity Date
	Average Interest Rate(2)	2003	2004	2005	2006	2007	Thereafter	Total Long-Term Debt (including current portion)	Fair Value(1)
	(In millions of constant Chilean pesos as of December 31, 2003)
Long-Term Interest-Bearing Debt:
Fixed rate
(Ch$-denominated)	6.34%	8,721	3,874	4,401	4,927	5,655	92,076	119,654	109,401
(US$-denominated)(3)	7.61%	11,221	24,456	—	290,318	—	—	325,995	291,241
(Euro-denominated)	5.38%	2,649	119,940	—	—	—	—	122,589	119,716

Variable rate	3.64%	9,939	60,120	—	—	—	—	70,059	71,399
(Ch$-denominated)	2.55%	137,815	65,859	181,987	58,333	54,435	—	498,429	513,048
(US$-denominated)(3)	—	—	—	—	—	—	—	—	—
(Euro-denominated)	—	—	—	—	—	—	—	—	—

Interest Rate Derivatives
Interest Rate Swaps:
Notional amount of variable to fixed (US$-denominated)(4)	—	108,870	72,579	—	—	—	—	—	—
Average pay rate	—	1.62%	1.82%	—	—	—	—	—	—
Average received rate	—	—	—	—	—	—	—	—	—
Cross Currency Swaps:
Notional amount of fixed to variable (Euro-denominated)	—	—	76,939	—	—	—	—	—	—
Average pay rate	—	—	6.05%	—	—	—	—	—	—
Average received rate(5)	—	—	5.38%	—	—	—	—	—	—
Zero-Cost Collar:
Notional amount	—	415,584	—	—	—	—	—	—	—
Average cap rate	—	7.00%	—	—	—	—	—	—	—
Average floor rate	—	4.17%	—	—	—	—	—	—	—

(1)	These figures were calculated based on the discounted value of future cash flows expected to be received or paid, considering current discount rates that reflect the different risks involved. See Part II(f), "Additional Disclosure Requirements" to Note 34 of the Audited Consolidated Financial Statements for more information regarding the fair value of financial instruments and derivatives.

(2)	"Average interest rate" means, for variable rate debt, the average prevailing interest rate as of December 31, 2002 on Telefónica CTC Chile's variable rate debt and, for fixed rate debt, the average prevailing interest rate as of December 31, 2002 on Telefónica CTC Chile's fixed rate debt.

(3)	These figures were calculated based on the Observed Exchange Rate as of December 31, 2002, which was Ch$718.61 = US$1.00.

(4)	In December 2002, the Company entered forward rate agreements to hedge against interest rate fluctuations in 2003.

(5)	These figures were calculated based on the exchange rate for the euro against the U.S. dollar as published by the Central Bank of Chile, which was US$1.00 = €1.047 as of December 31, 2002, and the Observed Exchange Rate for the U.S. dollar against the Chilean peso as published by the Central Bank of Chile, which was Ch$718.61 = US$1.00 as of December 31, 2002.

Risk of Variations in Foreign Currency Exchange Rates

As of December 31, 2003, 70.2% of the Company's interest-bearing debt was dollar-denominated and fully hedged against exchange rate variations between the peso-UF and the U.S. dollar through the instruments set forth in the tables below. Of the remaining 29.8% of the Company's interest-bearing debt, 17.8% is UF- or Chilean peso-denominated and therefore not subject to exchange rate risk, while the remaining 12.0% is other currency-, primarily euro-, denominated, which is hedged through the instruments set forth in the tables below. As of December 31, 2002, 72.5% of the Company's interest-bearing debt was dollar-denominated and fully hedged against exchange rate variations between the peso and the U.S. dollar through the instruments set forth in the tables below. Of the remaining 27.5% of the Company's interest-bearing debt, 16.7% is UF- or Chilean peso-denominated and therefore not subject to exchange rate risk, while the remaining 10.8% is other currency-, primarily euro-, denominated, which is hedged through the instruments set forth in the tables below.

Telefónica CTC Chile enters into forward contracts pursuant to which it agrees to purchase dollars for UF at an agreed exchange rate on a particular date. The maturities of the forward contracts match certain of Telefónica CTC Chile's foreign exchange-denominated liabilities in order to hedge those liabilities. The purpose of the Company's foreign-currency hedging activities is to protect the Company from the risk of devaluation in the Chilean peso against the dollar. Telefónica CTC Chile's risk is the replacement cost, at current market value, of the transactions in the event of default by counterparties. Management believes that the risk of incurring such losses is remote and that any losses would be immaterial, although no assurance can be given to this effect.

As of December 31, 2003, the Company had the equivalent of Ch$588,964 million (US$991.9 million) in U.S. dollar-denominated, interest-bearing, long-term debt outstanding and Ch$100,658 million (US$169.5 million) of long-term debt denominated in euros. To reduce the impact of any depreciation of the Chilean peso against the dollar and against the euro, as of December 31, 2003, the Company had entered into, on a short- and medium-term basis, exchange rate forward contracts for U.S. dollars in exchange for Chilean pesos or UF in the amount of Ch$682,691 million (US$1,149.7 million), and exchange rate forward contracts for euros in exchange for U.S. dollars in the net amount of Ch$18,786 million (US$31.6 million). In order to reduce the impact of euro/US$ exchange rate fluctuations, Telefónica CTC Chile has entered into a cross-currency interest rate swap for the purchase of foreign currency in the amount of Ch$64,101 million (US$108.0 million). As of the end of 2003, the Company had more U.S. dollar forward contracts than U.S. dollar-denominated long-term debt, which partially covered interest payments in 2004.

As of December 31, 2002, the Company had the equivalent of Ch$824,424 million (US$1,388.4 million) in U.S. dollar-denominated, interest-bearing, long-term debt outstanding and Ch$122,589 million (US$206.4 million) of long-term debt denominated in euros. To reduce the impact of any depreciation of the Chilean peso against the dollar and against the euro, as of December 31, 2002, the Company had entered into, on a short- and medium-term basis, exchange rate forward contracts for U.S. dollars in exchange for UF in the amount of Ch$833,642 (US$1,403.9 million) and exchange rate forward contracts for euros in exchange for U.S. dollars in the amount of Ch$119,963 million (US$202.0 million). In order to reduce the impact of euro/US$ exchange rate fluctuations, Telefónica CTC Chile has entered into a cross-currency interest rate swap for the purchase of foreign currency in the amount of Ch$76,939 million (US$129.6 million).

Due to the relatively small amount of Telefónica CTC Chile's debt denominated in foreign currencies other than U.S. dollars and euros, Telefónica CTC Chile does not hedge exchange risks for foreign currencies other than U.S. dollars and euros.

The tables below provide information about the Company's borrowings and derivative financial instruments that are sensitive to foreign currency exchange rates. For the U.S. dollar- and euro-denominated debt, the tables present principal cash flows by maturity date. For the forward contracts, the tables present the amount of foreign currency that Telefónica CTC Chile has contracted to purchase and the average UF-US$ and euro-US$ exchange rates by contractual dates.

		As of December 31, 2003 Expected Maturity Date
	Average Interest Rate(1)	2004	2005	2006	2007	2008	Thereafter	Total Long-Term Debt (including 2004 Maturities)	Fair Value
	(Ch$ equivalent in millions, except exchange rates)
On-Balance Sheet Financial Instruments:
Liabilities long-term interest-bearing debt:
Fixed rate (US$)(2)	7.52%	8,820	20,488	230,207	—	—	—	259,515	232,327
Variable rate (US$)	2.24%	22,982	125,138	65,538	80,163	35,628	—	329,449	336,274
Fixed rate (euro- denominated)	5.38%	100,658	—	—		—	—	100,658	99,901

Anticipated Transactions and Related Derivatives		Expected transaction date
Forward Exchange Agreements
(Receive US$/pay UF):(2) liability		535,190	73,034	11,447	—	—	—	619,671	619,671
Average contractual exchange rate (UF/US$)		0.0400	0.0362	0.0356	—	—	—	—	—
(Receive euro/pay US$):
liability		20,874	—	—	—	—	—	20,874	20,874
Average contractual exchange rate (US$/euro)		1.0044	—	—	—	—	—	—	—
(Receive US$/pay Ch$):
liability		60,634	2,386	—	—	—	—	63,020	63,020
Average contractual exchange rate (Ch$/US$)		1.1737	1.0045	—	—	—	—	—	—
(Receive US$/pay euro):
liability		2,088	—	—	—	—	—	2,088	2,088
Average contractual exchange rate (euro/US$)		0.9005	—	—	—	—	—	—	—
Cross-Currency Swaps
(Receiveeuro/payUS$):(2)
liability	—	64,101	—	—	—	—	—	64,101	64,101
Average contractual exchange rate (US$/euro)	—	1.0563	—	—	—	—	—	—	—

(1)	"Average interest rate" means, for variable rate debt, the average prevailing interest rate as of December 31, 2003 on Telefónica CTC Chile's variable rate debt and, for fixed rate debt, the average prevailing interest rate as of December 31, 2003 on Telefónica CTC Chile's fixed rate debt.

(2)	The UF-dollar exchange rate differs from the peso-dollar exchange rate in that the UF automatically adjusts in accordance with Chilean inflation and is tied in part to the peso-dollar exchange rate.

		As of December 31, 2002 Expected Maturity Date
	Average Interest Rate(1)	2003	2004	2005	2006	2007	Thereafter	Total Long-Term Debt (including 2004 Maturities)	Fair Value
		(Ch$ equivalent in millions, except exchange rates)
On-Balance Sheet Financial Instruments:
Liabilities long-term interest-bearing debt:
Fixed rate (US$)(2)	7.61%	11,221	24,456	—	290,318	—	—	325,995	291,241
Variable rate (US$)	2.55%	137,815	65,859	181,987	58,333	54,435	—	498,429	513,048
Fixed rate (euro-denominated)	5.38%	2,649	119,940	—	—		—	122,589	119,716

Anticipated Transactions and Related Derivatives	Expected transaction date
Forward Exchange Agreements
(ReceiveUS$/payUF):(2)
liability		547,685	214,150	30,218	13,271	—	—	805,324	805,324
Average contractual exchange rate (UF/US$)		0.0423	0.0430	0.0447	0.0413	—	—	—	—
(Receive euro/pay US$):
liability		—	40,885	—	—	—	—	40,885	40,885
Average contractual exchange rate (US$/euro)		—	1.0242	—	—	—	—	—	—
(Receive US$/pay Ch$):
liability		25,414	2,904	—	—	—	—	28,318	28,318
Average contractual exchange rate (Ch$/US$)		1.0004	1.0003	—	—	—	—	—	—
Cross-Currency Swaps
(Receiveeuro/payUS$):(2)
liability	—	—	79,078	—	—	—	—	79,078	79,078
Average contractual exchange rate (US$/euro)	—	—	1.0895	—	—	—	—	—	—

(1)	"Average interest rate" means, for variable rate debt, the average prevailing interest rate as of December 31, 2002 on Telefónica CTC Chile's variable rate debt and, for fixed rate debt, the average prevailing interest rate as of December 31, 2002 on Telefónica CTC Chile's fixed rate debt.

(2)	The UF-dollar exchange rate differs from the peso-dollar exchange rate in that the UF automatically adjusts in accordance with Chilean inflation and is tied in part to the peso-dollar exchange rate.

In addition, the Company maintains Pagarés Reajustables en Dólares ("PRD") U.S. dollar-denominated marketable securities, zero net premium instruments of the Chilean Central Bank that are dollar-denominated and pay interest on a fixed-rate basis and principal at maturity, and repurchase agreements that are very short-term investments and pay interest on a fixed-rate basis and also maintains U.S. dollar-denominated debentures of the Chilean Central Bank ("BCD").

During 2002, the Company maintained PRD U.S. dollar-denominated marketable securities, zero net premium instruments of the Chilean Central Bank that are dollar-denominated and pay interest on a fixed-rate basis and principal at maturity, and repurchase agreements that are very short-term investments and pay interest on a fixed-rate basis. As of December 31, 2002, the shares of Terra Networks S.A. are classified as marketable securities, which have no maturity.

The tables below provide information about the Company's U.S. dollar-denominated marketable securities that are sensitive to foreign currency exchange rates and presents principal cash flows by maturity date.

	As of December 31, 2003 Maturity Date(1)
	Average Interest Rate(3)	2004	2005	2006	2007	2008	No Contractual Maturity	Fair Value
Marketable securities:	(in Ch$ millions as of December 31, 2003)
PRD	6.00%	3,796	—	—	—	—	—	3,796
Zero	5.70%	6,096	19,079	—	—	—	—	25,174
BCD	5.00%	13,472	—	—	—	—	—	13,472
Marketable securities(2)		—	—	—	—	—	767	767
Total		23,365	19,078	—	—	—	767	43,210

(1)	These figures, calculated based on the Observed Exchange Rate as of December 31, 2003, which was Ch$593.8 = US$1.00, reflect the amount Telefónica CTC Chile would receive if the U.S. dollar-denominated marketable securities were held to maturity.

(2)	These marketable securities have no stated contractual maturity.

(3)	Securities coupon. Effective average rates for PRD, zero and BCD are 2.8%, 3.64% and 2.80%, respectively.

	As of December 31, 2002 Maturity Date(1)
	Average Interest Rate	2003	2004	2005	2006	2007	No Contractual Maturity	Fair Value
Marketable securities:	(in Ch$ millions as of December 31, 2002)
PRD	6.00%	—	—	—	25,609	—	—	25,609
Zero	5.70%	—	40,619	—	—	—	—	40,619
Marketable securities(2)		—	—	—	—	—	11,352	11,352
Total		—	40,619	—	25,609	—	11,352	77,580

(1)	These figures, calculated based on the Observed Exchange Rate as of December 31, 2002, which was Ch$718.61 = US$1.00, reflect the amount Telefónica CTC Chile would receive if the U.S. dollar-denominated marketable securities were held to maturity.

(2)	These marketable securities have no stated contractual maturity.

ITEM 12.    DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.    DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15.    CONTROLS AND PROCEDURES

The Company maintains a set of disclosure controls and procedures that are designed to ensure that information relating to the Company (including its consolidated subsidiaries) required to be disclosed in this annual report under the Securities Exchange Act of 1934, as amended (the "Securities Exchange Act"), is recorded, processed, summarized and reported in a timely manner under the Securities Exchange Act. We carried out an evaluation, under the supervision and with the participation of management, including the Company's chief executive officer and chief financial officer, of the effectiveness of the design and operation of our disclosure controls and procedures. Based upon that evaluation, the Company's chief executive officer and chief financial officer concluded that our disclosure controls and procedures were effective as of December 31, 2003. There have been no changes in our internal controls over financial reporting that occurred during the year ended December 31, 2003 that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

ITEM 16A.    AUDIT COMMITTEE FINANCIAL EXPERT

The Company does not yet have an audit committee financial expert because it has not yet formed its audit committee due to the fact an audit committee is not required until July 31, 2005 for foreign private issuers.

ITEM 16B.    CODE OF ETHICS

We have adopted a code of ethics that applies to our Principal Executive Officer, Principal Financial Officer, Principal Accounting Officer, Controller, and persons performing similar functions. The complete document is available on the Telefonica CTC Chile website (www.telefonicadechile.cl).

ITEM 16C.    PRINCIPAL ACCOUNTANTS' FEES AND SERVICES

Deloitte & Touche Sociedad de Auditores y Consultores Ltda. has served as the Company's independent public accountants for each of the financial years in the three-year period ended December 31, 2003, for which audited financial statements appear in this annual report on Form 20-F.

The following table presents the aggregate fees for professional services and other services rendered by Deloitte & Touche Sociedad de Auditores y Consultores Ltda ("current audit firm") to the Company in 2003 and for the six-month period from July to December 2002.

	2002	2003
	(millions of Chilean pesos as of December 31, 2003)
Audit Fees(1)(2)	356,369	331,987
Audit-related Fees:(3)
Revision of Financial Statements in U.S. GAAP for the 20-F in 2000 and the 20-F in 2001	245,340	—
Tax Fees(4)	—	—
All Other Fees(5)	—	—
Total	601,709	331,987

(1)	These fees do not include fees paid to our previous auditor in 2002.

(2)	Audit Fees consist of fees billed for the annual audit services engagement and other audit services, which are those services that only the external auditor reasonably can provide, and include the group audit, statutory audits, comfort letters and consents, attest services, and assistance with and review of documents filed with the SEC.

(2)	Audit-related Fees consist of fees billed for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements or that are traditionally performed by the external auditor, and include consultations concerning financial accounting and reporting standards, internal control reviews of new systems, programs and projects, review of security controls and operational effectiveness of systems, review of plans and controls for shared service centers, due diligence related to acquisitions, accounting assistance and audits in connection with proposed or completed acquisitions, and employee benefit plan audits.

(3)	Tax Fees include fees billed for tax compliance services, including the preparation of original and amended tax returns and claims for refund, tax consultations, such as assistance and representation in connection with tax audits and appeals, tax advice related to mergers and acquisitions, transfer pricing, and requests for rulings or technical advice from taxing authorities, tax planning services, and expatriate tax planning and services.

(4)	All Other Fees include fees billed for training, forensic accounting, data security reviews, treasury control reviews and process improvement and advice, and environmental, sustainability and corporate social responsibility advisory services.

Audit Committee Pre-approval Policies and Procedures

According to Article 52 of Chilean Corporations Law No. 18,046, the engagement of external auditors is approved by shareholders each year at the Company's Annual General Shareholders' Meeting. As such, the Board of Directors of the Company does not have a policy for hiring external auditors. The Company's Directors' Committee is responsible for proposal of external auditors made by the Board to Shareholders at the Annual General Shareholders' Meeting in accordance with the Chilean Corporations Law. As such, at the Annual General Shareholders' Meeting held in April 2004, Company shareholders approved the engagement of Deloitte & Touche Sociedad de Auditores y Consultores Ltda. for the twelve-month period ending April 2005.

During 2003, the accountants did not render any non-audit services. The Company has not permitted the accountants to render any non-audit services and therefore does not yet have a pre-approval policy established.

PART III

ITEM 16.    FINANCIAL STATEMENTS

The registrant has responded to Item 18 in lieu of responding to this Item.

ITEM 17.    FINANCIAL STATEMENTS

Report of Independent Accountants	F-1
Consolidated Balance Sheets as of December 31, 2002 and 2003	F-2
Consolidated Statements of Operations
for the years ended December 31, 2001, 2002 and 2003	F-4
Consolidated Statement of Cash Flows for the years ended
December 31, 2001, 2002 and 2003	F-5
Notes to the Audited Consolidated Financial Statements	F-7

ITEM 18.    EXHIBITS

Exhibit No.	Description
1.1	English translation of the Bylaws (Estatutos) of the Company, as amended, which includes its corporate charter.(1)
2.1	The instruments defining the rights of holders of the long-term debt securities of the Company and its subsidiaries are omitted pursuant to Instruction 2(b)(i) of the Instructions to the Exhibits of Form 20-F. The Company hereby agrees to furnish copies of these instruments to the Securities and Exchange Commission upon request.
4.1	English translation of Contract for the Sale of Sonda Shares between Telefónica Empresas CTC Chile S.A. and Inversiones Pacífico II Limitada dated September 26, 2002. (2)
4.2	English translation of Contract for the Sale of Sonda Shares between Telefónica Empresas CTC Chile S.A. and Inversiones Santa Isabel Limitada dated September 26, 2002. (2)
4.3	English translation of the Option Agreement between Telefónica Empresas CTC Chile S.A. and Inversiones Santa Isabel Limitada dated September 26, 2002. (2)
4.4	English translation of Contract for the Sale of Sonda Shares between the seller Telefónica Empresas CTC Chile S.A. and the buyers Inversiones Pacífico II Limitada, Inversiones Atlántico Limitada and Santa Isabel Limitada dated August 27, 2003.
8.1	List of Subsidiaries of the Company.
11.1	Code of Ethics
12.1	Certification of the Chief Executive Officer of Compañía de Telecomunicaciones de Chile S.A. furnished pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2	Certification of the Chief Financial Officer of Compañía de Telecomunicaciones de Chile S.A. furnished pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1	Certification of the Chief Executive Officer of Compañía de Telecomunicaciones de Chile S.A. furnished pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2	Certification of the Chief Financial Officer of Compañía de Telecomunicaciones de Chile S.A. furnished pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

(1)	Filed as Exhibit 1.2 to the Company's annual report on Form 20-F for the fiscal year ended December 31, 2001 and incorporated by reference hereto.

(2)	Filed as an Exhibit to the Company's annual report on Form 20-F for the fiscal year ended December 31, 2002 and incorporated by reference hereto.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Compañía de Telecomunicaciones de Chile, S.A.

By: /s/ Julio Covarrubias Name: Julio Covarrubias Title: Chief Financial Officer

June 29, 2004

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

REPORT ON THE CONSOLIDATED FINANCIAL STATEMENTS
for the years ended
December 31, 2001, 2002 and 2003
(CONSOLIDATED)

(Translation of financial statements originally issued in Spanish)

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

CONTENTS

Independent Accountants' Report
Consolidated Balance Sheets
Consolidated Statements of Income
Consolidated Statements of Cash Flows
Notes to the Consolidated Financial Statements
ThCh$: Thousands of Chilean pesos

UF:	The Unidad de Fomento, or UF, is an inflation-indexed peso denominated monetary unit in Chile. The daily UF rate is fixed in advance based on the change in the Chilean Consumer Price Index of the previous month

ThUS$:	Thousands of US dollars

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of Compañía de Telecomunicaciones de Chile S.A.:

We have audited the accompanying consolidated balance sheets of Compañía de Telecomunicaciones de Chile S.A. and Subsidiaries (the "Company") as of December 31, 2002 and 2003, and the related consolidated statements of operations and cash flows for each of the three years in the period ended December 31, 2003 (expressed in constant Chilean pesos). Our audit also included the financial statements schedules listed in appendix to Item 18. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Standards Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Company´s management, as well as evaluating the overall financial statement presentation. We believe our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Compañía de Telecomunicaciones de Chile S.A. and Subsidiaries as of December 31, 2002 and 2003, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in Chile. Also, in our opinion, such financial statement schedules, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly in all material respects the information set forth therein.

Accounting principles generally accepted in Chile vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 34 to the consolidated financial statements.

As indicated in Note 34 II (m) ix), the Board of Directors of Compañía de Telecomunicaciones de Chile S.A., recommend to the shareholders to approval the sale of 100% from the subsidiary Telefónica Móvil Chile S.A. to Telefónica Móviles S.A. a subsidiary of Telefónica S.A..

Our audits also comprehended the translation of constant Chilean pesos amounts into U.S. dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 2.f. Such U.S. dollar amounts are presented solely for the convenience of readers in the United States of America.

/s/ Deloitte & Touche Sociedad de Auditores y Consultores Ltda.

Santiago, Chile
January 23, 2004 "except for Note 34 as to which the date is June 24, 2004"

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2002 AND 2003

(Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2003 and thousands of US Dollars)

ASSETS	Notes	2002	2003	2003
		ThCh$	ThCh$	ThUS$
				(Note 2)
CURRENT ASSETS
Cash and bank		17,010,423	19,342,775	32,575
Time deposits		2,442,662	5,377,980	9,057
Marketable securities, net	(4)	77,580,150	43,209,683	72,768
Trade accounts receivable, net of allowance for doubtful accounts of ThCh$82,767,741 and ThCh$83,359,206 respectively	(5)	208,671,822	216,482,786	364,572
Notes receivable, net of allowance for doubtful notes of ThCh$7,637,750 and ThCh$8,539,986 respectively	(5)	6,084,680	7,352,077	12,381
Miscellaneous accounts receivables	(5)	25,321,317	8,112,153	13,661
Notes and accounts receivables from related companies	(6a )	17,285,067	18,534,486	31,213
Inventories, net of allowance for obsolescence of ThCh$1,808,222 and ThCh$2,752,698 respectively		14,503,984	19,974,571	33,639
Recoverable taxes		19,250,979	15,428,524	25,983
Prepaid expenses		8,313,008	7,507,714	12,644
Deferred taxes	(7b )	25,440,359	17,101,363	28,800
Other current assets	(8)	28,943,193	42,259,400	71,167
TOTAL CURRENT ASSETS		450,847,644	420,683,512	708,460
PROPERTY, PLANT AND EQUIPMENT	(9)
Land		27,645,852	27,630,776	46,532
Constructions and infrastructure works		184,983,357	185,701,152	312,733
Machinery and equipment		3,327,825,508	3,456,701,757	5,821,323
Other property, plant and equipment		397,312,019	376,190,313	633,530
Technical revaluation		9,221,570	9,224,415	15,535
Accumulated depreciation (less)		1,988,554,136	2,225,580,485	3,748,030
TOTAL PROPERTY, PLANT AND EQUIPMENT, NET		1,958,434,170	1,829,867,928	3,081,623
OTHER NON-CURRENT ASSETS
Investment in related companies	(10)	42,879,689	10,022,457	16,879
Investment in other companies		3,854	3,854	6
Goodwill	(11)	181,198,599	158,129,169	266,300
Account receivables	(5)	35,188,660	30,205,916	50,869
Intangibles	(12)	32,627,439	40,406,590	68,047
Accumulated amortization (less)	(12)	2,657,625	4,558,865	7,677
Others	(13)	16,734,608	10,220,250	17,212
TOTAL OTHER ASSETS		305,975,224	244,429,371	411,636
TOTAL ASSETS		2,715,257,038	2,494,980,811	4,201,719

The accompanying notes 1 to 34 are an integral part of these consolidated financial statements

LIABILITIES	Notes	2002	2003	2003
		ThCh$	ThCh$	ThUS$
				(Note 2)
CURRENT LIABILITIES
Short-term obligations with banks and financial institutions	(14)	9,283,360	19,328,288	32,550
Short-term portion of long-term obligations with banks and financial institutions	(14)	147,753,713	83,348,206	140,364
Bonds payable	(16)	21,921,281	112,705,228	189,803
Long-term obligations maturing within a year		494,657	447,708	754
Dividends payable		211,821	111,077	187
Trade accounts payable	(33)	151,385,506	131,699,489	221,791
Notes payable		175,701	296,884	500
Miscellaneous accounts payable		8,182,434	76,904,157	129,512
Notes and accounts payable to related companies	(6b )	12,095,958	24,962,004	42,038
Accruals	(17)	10,051,712	11,582,310	19,505
Withholdings taxes		9,628,937	12,474,097	21,007
Unearned income		7,033,101	8,854,652	14,912
Other current liabilities		4,997,078	4,881,694	8,222
TOTAL CURRENT LIABILITIES		383,215,259	487,595,794	821,145
LONG-TERM LIABILITIES
Obligations with banks and financial institutions	(15)	420,733,217	306,466,523	516,111
Bonds payable	(16)	517,314,577	311,657,743	524,853
Notes and accounts payable to related companies	(6b )	24,456,253	20,488,463	34,504
Miscellaneous accounts payable		9,339,182	6,818,231	11,482
Accruals	(17)	17,429,825	19,195,552	32,327
Deferred taxes	(7b )	36,350,588	46,565,849	78,420
Other liabilities		5,707,499	4,590,860	7,731
TOTAL LONG-TERM LIABILITIES		1,031,331,141	715,783,221	1,205,428
CONTINGENCIES AND RESTRICTIONS	(27)	—	—	—
MINORITY INTEREST	(19)	1,153,686	1,364,249	2,297
SHAREHOLDERS' EQUITY	(20)
Paid-in capital		743,832,801	859,490,281	1,447,441
Share premium		115,657,480	—	—
Other reserves		1,943,983	(791,199)	(1,332)
Retained earnings		438,122,688	431,538,465	726,740
Accumulated earnings		455,979,868	421,404,583	709,674
Net income (loss) for the year		(17,857,180)	10,133,882	17,066
TOTAL SHAREHOLDERS' EQUITY		1,299,556,952	1,290,237,547	2,172,849
TOTAL LIABILITIES MINORITY INTEREST AND SHAREHOLDERS' EQUITY		2,715,257,038	2,494,980,811	4,201,719

The accompanying notes 1 to 34 are an integral part of these consolidated financial statements

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2001, 2002 AND 2003

(Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2003, and thousands of US Dollars)

		2001	2002	2003	2003
		ThCh$	ThCh$	ThCh$	ThUS$
					(Note 2)
OPERATING RESULTS:
Operating revenues		929,235,001	869,724,943	812,790,214	1,368,795
Operating costs (less)		653,666,060	606,203,285	554,271,225	933,431
Gross profit	(21a)	275,568,941	263,521,658	258,518,989	435,364
Administrative and selling expenses (less)		132,677,750	131,718,606	143,161,228	241,093
OPERATING RESULTS		142,891,191	131,803,052	115,357,761	194,271
NON-OPERATING RESULTS:
Financial income		18,929,878	16,858,371	7,077,018	11,918
Net income from investments in related companies	(10)	1,151,492	2,490,146	1,094,394	1,843
Other non-operating income	(21 b)	15,727,775	13,353,739	12,333,868	20,771
Loss from investments in related companies (less)	(10)	533,545	111,213	413,633	697
Amortization of goodwill (less)	(11)	16,373,201	24,908,512	23,083,782	38,875
Financial expenses (less)		97,217,193	82,287,015	61,245,497	103,142
Other non-operating expenses (less)	(21 c)	45,583,359	38,258,746	12,471,036	21,002
Price-level restatement	(22)	306,203	(6,226,426)	376,325	634
Exchange differences	(23)	1,846,491	(2,816,308)	258,331	435
NON-OPERATING LOSS, NET		(121,745,459)	(121,905,964)	(76,074,012)	(128,115)
INCOME BEFORE INCOME TAXES AND MINORITY INTEREST		21,145,732	9,897,088	39,283,749	66,156
Income taxes	(7 c)	(11,886,719)	(26,983,944)	(29,009,152)	(48,853)
INCOME BEFORE MINORITY INTEREST AND AMORTIZATION OF NEGATIVE GOODWILL		9,259,013	(17,086,856)	10,274,597	17,303
Minority interest	(19)	(4,987,903)	(770,324)	(140,715)	(237)
Amortization of negative goodwill		6,247	—	—	—
NET INCOME (LOSS) FOR THE YEAR		4,277,357	(17,857,180)	10,133,882	17,066

The accompanying notes 1 to 34 are an integral part of these consolidated financial statements

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2001, 2002 AND 2003, continued
(Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2003, and thousands of US Dollars)

	2001	2002	2003	2003
	ThCh$	ThCh$	ThCh$	ThUS$
				(Note 2)
NET CASH FLOWS FROM OPERATING ACTIVITIES	359,849,032	327,972,395	284,325,357	478,824
Net income (loss) for the year	4,277,357	(17,857,180)	10,133,882	17,066
Loss from sales of assets:	(1,131,411)	(7,838,158)	(5,212,477)	(8,778)
(Gain) loss on sales of property, plant and equipment	542,571	112,479	(1,688,868)	(2,844)
Gain on sales investments	(1,673,982)	(7,950,637)	(3,590,114)	(6,046)
Loss on sales investments	—	—	66,505	112
Debits (charges) to income that do not represent cash flows:	333,931,953	361,376,950	329,547,148	554,980
Depreciation for the year	259,218,392	265,361,676	269,190,875	453,336
Amortization of intangibles	533,991	1,022,873	1,903,908	3,206
Provisions and write offs	23,076,659	30,671,005	35,909,065	60,473
Net income from investments in related companies (less)	(1,151,492)	(2,490,146)	(1,094,394)	(1,843)
Loss from investments in related companies	533,545	111,213	413,633	697
Amortization of goodwill	16,373,201	24,908,512	23,083,782	38,875
Amortization of negative goodwill (less)	(6,247)	—	—	—
Price-level restatement	(306,203)	6,226,426	(376,325)	(634)
Exchange differences	(1,846,491)	2,816,308	(258,331)	(435)
Other charges to income that do not represent cash flows (less)	(20,288,902)	(20,156,569)	(7,510,889)	(12,649)
Other debits to income that do not represent cash flows	57,795,500	52,905,652	8,285,824	13,954
Changes in operating assets (Increase) decrease	27,681,910	79,078,617	(28,183,993)	(47,463)
Trade accounts receivable	(66,150,809)	(25,368,337)	(38,701,080)	(65,175)
Inventories	(3,137,680)	11,347,555	(6,991,681)	(11,774)
Other assets	96,970,399	93,099,399	17,508,768	29,486
Changes in operating liabilities Increase (decrease)	(9,898,680)	(87,558,158)	(22,099,918)	(37,218)
Accounts payable related to operating activities	38,265,485	(49,902,474)	(34,182,991)	(57,567)
Interest payable	(1,806,463)	(1,170,913)	(3,821,194)	(6,435)
Income taxes payable (net)	(13,670,797)	14,816,061	18,727,278	31,538
Other accounts payable related to non-operating activities	(11,466,505)	(50,930,904)	(3,680,001)	(6,197)
V.A.T. and other similar taxes payable	(21,220,400)	(369,928)	856,990	1,443
Minority interest	4,987,903	770,324	140,715	237

The accompanying notes 1 to 34 are an integral part of these consolidated financial statements

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2001, 2002 AND 2003, continued
(Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2003, and thousands of US Dollars)

	2001	2002	2003	2003
	ThCh$	ThCh$	ThCh$	ThUS$
				(Note 2)
NET CASH USED IN FINANCING ACTIVITIES	(250,625,943)	(256,454,544)	(171,783,032)	(289,295)
Proceeds from loans	27,464,290	13,953,811	—	—
Other sources of financing	720,016	1,690,744	—	—
Dividends paid ( less )	—	(1,369,652)	(16,716,505)	(28,152)
Loans paid ( less )	(251,678,635)	(143,772,174)	(94,607,064)	(159,325)
Payments of bonds	(22,091,953)	(116,790,726)	(80,415,749)	(135,426)
Proceeds from bonds	—	—	19,961,620	33,617
Payment of other loans from related companies ( less )	—	(10,166,547)	—	—
Other financing disbursments ( less )	(5,039,661)	—	(5,334)	(9)
NET CASH USED IN INVESTMENT ACTIVITIES	(153,447,652)	(135,761,310)	(99,949,156)	(168,322)
Proceeds from sale of property, plant and equipment	339,417	737,572	1,078,851	1,817
Proceeds from sale of permanent investments	4,544,326	28,651,106	33,498,220	56,413
Proceeds from sale of other investments, short-term	14,383,679	—	59,179,927	99,663
Proceeds from sale of other investments, long-term	159,851	160,698	208	—
Acquisition of property, plant and equipment ( less )	(128,701,498)	(100,298,646)	(153,010,755)	(257,681)
Payment of capitalized interest paid ( less )	(15,625,168)	(4,392,473)	—	—
Permanent investments ( less )	(7,104,860)	(121,091)	—	—
Investments in financial instruments ( less )	(8,664,598)	(30,471,965)	(33,162,732)	(55,848)
Documented loans to related companies ( less )	(10,505,156)	—	—	—
Other investment activities ( less )	(2,273,645)	(30,026,511)	(7,532,875)	(12,686)
NET CASH FLOWS FOR THE YEAR	(44,224,563)	(64,243,459)	12,593,169	21,207
EFFECT OF INFLATION ON CASH AND CASH EQUIVALENTS	(5,556,877)	(2,266,750)	(506,038)	(852)
NET ( DECREASE ) INCREASE OF CASH AND CASH EQUIVALENTS	(49,781,440)	(66,510,209)	12,087,131	20,355
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	137,535,175	87,753,735	21,243,526	35,776
CASH AND CASH EQUIVALENTS AT END OF YEAR	87,753,735	21,243,526	33,330,657	56,131

The accompanying notes 1 to 34 are an integral part of these consolidated financial statements

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2003 and thousands of US Dollars, except as indicated)

1.	Composition of Consolidated Group and Registration in the Securities Registry:

a)	Historical background

Telefónica CTC Chile ("the Company") provides telecommunication services within Chile which consist of local telephone services, wireless telephone service, long distance and certain broadband services. (See Note 34 II m).

Telefónica S.A. in Spain, as of December 31, 2003 holds approximately 44% of the common shares of the Company.

b)	Compañía de Telecomunicaciones de Chile, the parent company of the consolidated group, is a public corporation registered in the Securities Register under No. 009 and therefore is subject to oversight by the Chilean Superintendency of Securities and Insurance.

c)	Subsidiaries registered in the Securities Registry:

As of December 31, 2003 the following subsidiaries of the consolidated group are registered with the Securities Registry:

SUBSIDIARIES	TAXPAYER N°	Registration Number	Participation (direct & indirect) %
			2002%	2003%
CTC Transmisiones Regionales S.A.(188 Mundo Telefónica)	96.551.670-0	456	99.16	99.16
Globus 120 S.A.	96.887.420-9	694	99.99	99.99

2.    Significant Accounting Principles:

(a)	Accounting period:

The consolidated financial statements cover the years ended December 31, 2001, 2002 and 2003.

(b)	Basis of preparation:

These consolidated financial statements (hereafter, the financial statements) have been prepared in accordance with Generally Accepted Accounting Principles in Chile and standards issued by the Chilean Superintendency of Securities and Insurance.

In the event of discrepancies between accounting principles generally accepted by the Chilean Accountants Association and the standards issued by the Chilean Superintendency of Securities and Insurance, the standards of the Superintendency will prevail.

The preparation of financial statements in conformity with Chilean GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities as of the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(c)	Basis of presentation:

See Note 2 (e) for a description of the price-level restatements effected for comparative purposes.

For comparison purposes there have been certain non-significant reclassifications made to the 2002 financial statements.

(d)	Basis of consolidation:

The financial statements include the assets, liabilities, statements of income and cash flows of the Company and subsidiaries. Significant transactions involving assets, liabilities, income and cash flows between consolidated related companies have been eliminated and the

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, continued
(Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of
December 31, 2003 and thousands of US Dollars, except as indicated)

2.    Significant Accounting Principles: continued

participation of minority interests has been reflected and is presented as Minority Interest (See Note 19).

Companies included in consolidation:

As of December 31, 2003 the consolidated group (The Company) is composed of Compañía de Telecomunicaciones de Chile S.A. and the following subsidiaries:

		Participation Percentage
		2002	2003
TAXPAYER NO.	Company Name	Total	Direct	Indirect	Total
79.727.230-2	CTC Isapre S.A. (4)	99.99	—	—	—
96.545.500-0	CTC Equipos y Servicios de Telecomunicaciones S.A.	99.99	99.99	—	99.99
96.551.670-0	CTC Transmisiones Regionales S.A.(188 Mundo Telefónica)	99.16	99.16	—	99.16
96.961.230-5	Telefonica Gestión de Servicios Compartidos Chile S.A.	99.99	99.90	0.09	99.99
96.786.140-5	Telefónica Móvil S.A.	99.99	99.99	—	99.99
74.944.200-k	Fundación Telefónica Chile	50.00	50.00	—	50.00
96.887.420-9	Globus 120 S.A.	99.99	99.99	—	99.99
96.971.150-8	Telemergencia S.A.	99.99	99.67	0.32	99.99
90.430.000-4	Telefónica Empresas CTC Chile S.A.	99.99	99.99	—	99.99
90.184.000-8	Comunicaciones Mundiales S.A. (5)	99.66	—	—	—
96.834.320-3	Telefónica Internet Empresas S.A.	99.99	—	99.99	99.99
96.811.570-7	Administradora de Telepeajes de Chile S.A. (7)	79.99	—	79.99	79.99
78.703.410-1	Tecnonáutica S.A. (1) and (2)	99.99	—	99.99	99.99
96.934.950-7	Portal de Pagos e Información S.A. (6)	99.99	—	—	—
96.893.540-2	Infochile S.A. (6)	99.99	—	—	—
96.700.900-8	Telefónica Data Chile S.A. (3)	99.99	—	—	—

1)	On May 2, 2003, Telefónica Empresas CTC Chile S.A. sold its participation in Tecnonáutica S.A. to Telefónica Internet Empresas S.A. (both consolidated subsidiaries of the Company) who became owner of 99.99% of the shares of Tecnonáutica S.A.

2)	On May 2, 2003, Tecnonáutica S.A. sold its participation in Infochile S.A. to Portal de Pagos e Información S.A. (both consolidated subsidiaries of the Company) who became owner of 99.98% of the shares of Infochile S.A.

3)	The Extraordinary Shareholders' Meeting of Telefónica Empresas CTC Chile S.A., held on January 28, 2003, approved the merger by incorporation of subsidiary Telefónica Data Chile S.A., increasing the capital of Telefónica Empresas CTC Chile S.A. by ThCh$ 414, equivalent to the issuance of 2,878 shares.

4)	On September 1, 2003, Telefónica CTC Chile S.A., sold 100% of its participation in this subsidiary for UF 9,175, this transaction resulted in Telefónica CTC Chile recognizing a loss on sale of subsidiary of ThCh$66,705.

5)	The Extraordinary Shareholders' Meeting of Telefónica Empresas CTC Chile, held on December 9, 2003, approved the absorption by incorporation of subsidiary Comunicaciones Mundiales S.A.

6)	By means of public deeds dated December 1, 2003 and December 31, 2003, the Boards of Portal de Pagos e Información S.A. and Infochile S.A. recorded the absorption of those companies by Tecnonáutica S.A.

7)	On December 1, 2003, the Board of Telefónica Empresas CTC Chile S.A. approved the sale of its shareholding in that company as of that date, to its subsidiary Telefónica Internet Empresas S.A.

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, continued
(Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of
December 31, 2003 and thousands of US Dollars, except as indicated)

2.	Significant Accounting Principles, continued:

During September 2002, Telefónica Empresas CTC Chile sold and transferred 25% ownership of Sonda S.A. to Inversiones Pacífico Limitada and Inversiones Santa Isabel Limitada, companies related to Mr. Andrés Navarro H. After that transaction, Telefónica CTC Chile its subsidiary Telefónica Empresas CTC Chile S.A., retained 35% ownership of that company.

Additionally on September 26, 2002, Telefónica Empresas CTC Chile signed an agreement with Inversiones Santa Isabel Limitada, which granted the former a call/put option for the 35% of Sonda, which could be exercised between July 16 and July 25, 2005, at the investment book value as of June 30, 2005, plus a premium of UF 142,021, with a minimum value of UF 2,048,885. Should Telefónica Empresas not exercise the above mentioned sale option, between July 26 and August 5, 2005, Inversiones Santa Isabel Limitada had purchase option for the same 35% of Sonda, under the same conditions. Likewise, Inversiones Santa Isabel Ltda. was able to exercise the purchase option earlier between July 26 and 31, 2003 or 2004.

On July 29, 2003, Telefónica Empresas CTC Chile was notified of the decision of Inversiones Santa Isabel Limitada, to exercise the purchase option for the remaining 35% of Sonda S.A. This transaction meant a disbursement by the purchaser of ThCh$33,388,363 (historical) on August 26, resulting in a loss recorded on the transaction, before taxes, in the amount of ThCh$6,999,276 (historical), (ThCh$5,683,065 net of tax effect).

(e)	Price-level restatement:

The cumulative inflation rate in Chile as measured by the Chilean Consumer Price Index ("CPI") for the three-year period ended December 31, 2003 was approximately 7.1%.

Chilean GAAP requires that the financial statements be restated to reflect the full effects of loss in the purchasing power of the Chilean peso on the financial position and results of operations of reporting entities. The method described below is based on a model that enables calculation of net inflation gains or losses caused by monetary assets and liabilities exposed to changes in the purchasing power of local currency. The model prescribes that the historical cost of all non-monetary accounts be restated for general price-level changes between the initial date of recognition of each item and the year-end.

The financial statements of the Company have been price-level restated in order to reflect the effects of the changes in the purchasing power of the Chilean currency during each year. All non-monetary assets and liabilities, all equity accounts and statement of operations accounts have been restated to reflect the changes in the CPI from the date they were acquired or incurred to year-end (see also Note 22).

The purchasing power gain or loss included in net income or loss reflects the effects of Chilean inflation on the monetary assets and liabilities held by the Company.

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

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, continued
(Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of
December 31, 2003 and thousands of US Dollars, except as indicated)

2.	Significant Accounting Principles, continued:

The values of the Chilean consumer price indices used to reflect the effects of the changes in the purchasing power of the Chilean peso ("price-level restatement") are as follows:

		Change over Previous
	Index	November 30,
November 30, 2001	110.10	3.1%
November 30, 2002	113.36	3.0%
November 30, 2003	114.44	1.0%

By way of comparison, the actual values of the Chilean consumer price indices as of the balance sheet dates are as follows:

		Change over Previous
	Index	November 30,
December 31, 2001	109.76	2.6%
December 31, 2002	112.86	2.8%
December 31, 2003	114.07	1.1%

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

The consolidated financial statements have been adjusted by applying price-level restatement standards, in accordance with Generally Accepted Accounting Principles in Chile, in order to reflect the changes in the purchasing power of the currency during both years. The accumulated variation in the CPI as of December 31, 2003 and 2002, for initial balances, is 1.0% and 3.0%, respectively.

(f)	Basis of conversion:

Assets and liabilities in US$ (United States dollars), Euros, and UF (Unidad de Fomento), have been converted to pesos at the exchange rates as of each year end:

YEAR	US$	EURO	UF
2001	654.79	578.18	16,262.66
2002	718.61	752.55	16,744.12
2003	593.80	744.95	16,920.00

Exchange rate differences originating in the application of this Standard, are credited or debited to income for the year.

Convenience translation to U.S. dollars

The financial statements are stated in Chilean pesos. The translations of Chilean pesos into US dollars are included solely for the convenience of the reader, using the observed exchange rate reported by the Chilean Central Bank as of December 31, 2003 of Ch$593.80 to US$1.00. The convenience translations should not be construed as representations that the Chilean peso amount have been, could have been, or could in the future be, converted into US dollars at this or any other rate of exchange.

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, continued
(Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of
December 31, 2003 and thousands of US Dollars, except as indicated)

2.	Significant Accounting Principles, continued:

(g)	Time deposits:

Time deposits are carried at cost plus accrued interest.

(h)	Marketable securities:

Fixed income securities are stated at their price-level restated purchase price, plus interest accrued each year end based on to the real rate of interest determined as of the purchase date or their market value, whichever is less.

Investments in mutual funds units are stated at the value of the unit at each year end. Investments in shares are presented at their price-level restated cost or market value, whichever is less.

(i)	Inventories:

Equipment for sale is stated at price-level restated purchase or construction cost or market value, whichever is less.

Inventories estimated to be consumed during the next twelve months are classified as current assets and their cost is price-level restated. An obsolescence provision has been determined on the basis of a study of slow-moving materials.

(j)	Subsidies on sale of cellular telephones:

This amount represents the difference between the cost at which the cellular equipment is purchased from suppliers and the price at which it is sold to customers.

Effective January 1, 2001, the losses on the sale of phones are recognized at the time they are sold. Beginning April 1, 2001 phones are being distributed under accommodation contracts, under whose terms a phone is lent to the customer. The cost of this equipment is capitalized as property, plant and equipment (subscriber equipment), and depreciated over 24 months from the date the contract is signed.

Effective June 1, 2002, a policy of customer loyalty was implemented, consisting of replacing equipment under accommodation contracts that is 18 months old. Based on the above, the useful life of the cellular phone has been adjusted accordingly.

(k)	Allowance for doubtful accounts:

The Company establishes an allowance for doubtful accounts on its accounts receivable based on a combination of the following factors:

The Company reserves 100% for its aged accounts receivable over 120 days old.

Up through the 120 day aging category, the Company applies varying percentages to each aging bucket to provide for its uncollectible accounts based on its historical and projected experience.

(l)	Property, plant and equipment:

Property, plant and equipment are carried at their price-level restated acquisition and/or construction cost.

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, continued
(Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of
December 31, 2003 and thousands of US Dollars, except as indicated)

2.	Significant Accounting Principles, continued:

Property, plant and equipment acquired through December 31, 1979 are carried at its appraisal value, as stipulated in Article 140 of D.F.L. No. 4, and plant, property and equipment acquired after that date are carried at acquisition cost, except for certain amounts recorded at appraisal value recorded as of June 30, 1986, in accordance with Circular No. 550 issued by the Chilean Superintendency of Securities and Insurance . All these values have been price-level restated.

Until December 31, 2002, work in progress included the actual financial cost of the loans related to its financing. Based on the above, capitalization of interest cost of ThCh$21,238,561 and ThCh$7,852,150 was capitalized during 2001 and 2002, respectively.

(m)	Depreciation:

Depreciation has been calculated and recorded on the above mentioned values, by applying fixed percentages determined on the basis of the estimated useful lives of the assets. The average annual financial depreciation rate of the Company is approximately 6.82%, 8.13% and 8.29% for 2001, 2002 and 2003, respectively.

Depreciation on assets owned and assets acquired under capital leases are computed using the straight-line method over the related assets' estimated useful lives. The depreciation years employed have been approved by the Chilean Undersecretary of Telecommunications and are summarized as follows:

Range of years
Buildings	25 to 60
Central exchange equipment	10 to 12
Subscriber's equipment	3 to 10
External plant	3 to 40
Office furniture and equipment	3 to 10
Software and other	4 to 10

(n)	Leased assets:

Leased assets with a purchase option.

Leased assets with a purchase option, whose contracts have characteristics of a financial lease, are carried in a manner similar to the purchase of property, plant and equipment, recording the full obligation and interest on an accrual basis. These assets are not legally owned by the Company, therefore, until it exercises the purchase option, it cannot freely dispose of them.

(ñ)	Intangibles

i) Underwater cable rights:

Corresponds to the rights acquired by contract, for underwater cable transmission. These rights are amortized over the respective lives of the contracts up to a maximum of 25 years. Amortization for the year amounted to ThCh$533,991, ThCh$760,761 and ThCh$921,677 in 2001, 2002 and 2003, respectively.

ii) Licenses (software):

Software licenses are carried at their price-level restated purchase cost. Amortization is calculated using the straight-line method based on the periods in which the license will provide benefits, not to exceed 4 years.

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, continued
(Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of
December 31, 2003 and thousands of US Dollars, except as indicated)

2.	Significant Accounting Principles, continued:

iii) License for the use of wireless:

Corresponds to the cost incurred in obtaining licenses for the provision of wireless. They are shown at price-level restated value and are amortized over the concession period (30 years from publication of the decrees covering the respective licenses in the "Diario Official").

(o)	Investments in related companies:

These investments are carried using the equity method, recognizing their income on an accrual basis. Foreign investments have been valued following Technical Bulletin No. 64. Those investments have a functional currency of dollars (U.S.), since they are in countries considered unstable under said bulletin and their activities are not an extension of the operations of the Parent Company.

(p)	Goodwill and negative goodwill:

Goodwill and negative goodwill are recorded, upon acquisition of an interest in a subsidiary or equity - method investee, for the excess or deficit of the book value of the assets acquired or liabilities assumed in comparison with the purchase price. Goodwill and negative goodwill amortization periods have been determined considering aspects such as the nature and characteristics of the business and the estimated period of return of the investment. Goodwill and negative goodwill arising from foreign investments are denominated in U.S. dollars as the functional currency (the same currency as the investment's functional currency) as mandated by Technical Bulletin No. 64 of the Chilean Accountants Association.

(q)	Transactions with resale or repurchase agreements:

Purchases of financial instruments with resale agreements are recorded as a fixed rate placement and are classified in Other Current Assets.

Financial instrument sales with repurchase agreements are recorded in a manner similar to that when obtaining a loan with investments as guarantees and are shown in other current liabilities.

(r)	Bond payable:

Obligations from bond issues are presented in liabilities at the par value of the subscribed bonds. The difference between the par and the placement value determined on the basis of the real interest rate for the transaction, is deferred and amortized over the term of the respective bonds (see Note 16).

Costs directly related to placement of these obligations are capitalized and amortized using the straight-line method over the term of the respective liability. There is no significant difference between the straight line method and the effective interest method.

(s)	Income taxes and deferred income taxes:

Income taxes are recorded on the basis of taxable income calculated for tax purposes. Deferred income taxes arising from all temporary differences, tax losses, and other events that create differences between the tax basis and the financial statements basis, are recorded in accordance with Technical Bulletins Nos. 60, 68, 69 and 73 issued by the Chilean Accountants' Association and Insurance in Circular No. 1,466 dated January 27, 2000 of the Superintendency of Securities and Insurance.

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, continued
(Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of
December 31, 2003 and thousands of US Dollars, except as indicated)

2.	Significant Accounting Principles, continued:

On September 28, 2001 Law No. 19,753 was published, increasing the income tax rate to 16% in 2002, 16.5% in 2003 and 17% in 2004 and thereafter. As of December 31, 2001 the accumulated balances of temporary differences include the increased income tax rate. Deferred income taxes arising due to the increase in income tax rate are recorded in accordance with Technical Bulletin No. 71 issued by the Chilean Accountants Association. (See Note 7).

(t)	Staff severance indemnities:

The Company's staff severance indemnities obligation are accrued applying the net present value method to the actuarial obligation calculation at an annual discount rate of 7%, considering future employment until the anticipated retirement date of each employee. These obligations are unfunded and will be paid by using general corporate assets. (See Note 18).

(u)	Operating revenues:

The Company's revenues are recorded on the accrual basis in accordance with generally accepted accounting principles in Chile. Since invoices are issued on dates other than accounting cut-off dates, as of the date of preparation of these financial statements, services rendered and not invoiced have been accrued and determined on the basis of the contracts and traffic at the agreed-upon prices and conditions. Uncollected amounts are shown in Trade Accounts Receivable.

The revenues generated by sale of the prepaid cards (Fixed telephony, mobile telephony and long-distance telephony) are recognized in the month in which the traffic is used or in which the card expires, whichever occurs first.

Revenues for the charges for the installation of telephone line are recognized when the service connection is made.

The Company recognized revenues from sales of equipment upon delivery and customer acceptance, when risk of loss and title has transferred to the buyer.

Revenues from information services are recorded under the following conditions: sales of hardware and software licenses are recorded when the equipment and/or software is delivered accepted by the customers and risk of loss or title has transferred to the buyer, and in the case of revenues from projects, these are recorded according to the percentage completion method.

(v)	Foreign currency future contracts:

The Company has entered into future foreign currency contracts, which represent a hedge against changes in the exchange rate of its obligations in foreign currency.

These instruments are valued in accordance with Technical Bulletin No. 57 of the Chilean Accountants Association.

The rights acquired and obligations incurred are detailed in Note 26. The balance sheet only reflects the net right or obligation as of year end, classified according to the maturity date of each contract, in Other Current Assets or Other Creditors, as applicable. The contract's implicit premium is deferred and amortized using the straight-line method over the term of the contract.

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, continued
(Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of
December 31, 2003 and thousands of US Dollars, except as indicated)

2.	Significant Accounting Principles, continued:

(w)	Interest rate coverage:

Loan interest covered by interest rate swaps, is recorded recognizing the effect of the contracts on the interest rate established in the loans. Unrealized gains and losses on the interest rate swap agreements are shown in current assets or Other Creditors, as applicable under Technical Bulletin 51 of the Chilean Institute of Accountants (See Note 26).

(x)	Computer software:

Software purchases are amortized using the straight-line method over a four-year period.

(y)	Research and development expenses:

Research and development expenses are charged to income in the period in which they are incurred. These expenses have not been significant in recent years.

(z)	Accumulated deficit in development period of subsidiaries:

In accordance with Circular No. 981 of the Superintendency of Securities and Insurance, the Company has included all disbursements or obligations arising during the development and start up stage of its subsidiaries and which are not assignable to the cost of tangible or nominal, in equity. This deficit has been absorbed by net income earned by the Company during operations.

(aa)	Accumulated adjustment for conversion differences:

The Company recognizes in these equity accounts the difference between the variation in the exchange rate and the Consumer Price Index (C.P.I.) on the price-level restatement of its foreign investments controlled in United States dollars; as well as adjustments for conversion differences arising from subsidiaries and related companies recognized as their foreign investments. The balance in this account is credited (charged) to income in the same period in which the gain or loss on the complete or partial disposal of these investments is recognized.

(ab)	Deferred revenues:

Revenues are recognized when the earnings cycle is complete.

The revenues generated by the sale of prepaid cards (fixed telephony, mobile telephony and long-distance telephony) are recognized in the month in which the traffic is used or the card expires, whichever occurs first.

Starting in 2003, as the result of billing by the Company for relocation of certain underground network connections required by highway reconstruction, the portion billed in advance was deferred and recognized when the work was completed.

(ac)	Statement of cash flows:

For the purposes of preparing the Statement of Cash Flows in accordance with Technical Bulletin No. 50 issued by the Chilean Accountants Association and Circular No. 1,312 of the Chilean Superintendency of Securities and Insurance, the Company considers mutual funds, resale agreements, and time deposits with original maturing less than 90 days as cash and cash equivalents.

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, continued
(Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of
December 31, 2003 and thousands of US Dollars, except as indicated)

2.	Significant Accounting Principles, continued:

Cash flows related to the Company's business and those not defined as from investment or financing activities are included in "Cash Flows from Operating Activities".

(ad)	Correspondents:

The Company has current agreements with foreign correspondents, with which the conditions that regulate international traffic are set, charged or paid according to net traffic exchange (imbalance) and the tariffs set in each agreement.

3.	Accounting Changes:

a)	Cost of financing property, plant and equipment:

As of January 2003, the Company discontinued capitalizing real financing costs of loans related to financing property, plant and equipment works in progress. This change has resulted in recognition of a higher charge to income for the year, of approximately ThCh$2,200,000, as compared to 2002.

b)	Change in reporting entity:

i)	In July, 2003 the Company sold its remaining 35% interest in Sonda S.A. from august of 2002 when the Company divested it self of 25% of its interest in Sonda, Sonda was carried as an equity method investee.

For a comparative analysis of the figures, a consolidated statement of income is presented, assuming for the period from January to August 2002 that the investment in Sonda S.A. was recorded using only the equity method.

	Jan-Dec 2002 ThCh$	Jan-Dec 2003 ThCh$	Variation
			ThCh$	2003 Percentage
Operating revenues	803,365,609	812,790,214	9,424,605	1.2
Operating costs	(673,899,420)	(697,432,453)	(23,533,033)	3.5
Salaries and employee benefits	(65,975,316)	(56,839,346)	9,135,970	(13.8)
Depreciation	(257,581,597)	(263,687,423)	(6,105,826)	2.4
Goods and services	(228,967,879)	(233,744,456)	(4,776,577)	2.1
Administrative and selling expenses	(121,374,628)	(143,161,228)	(21,786,600)	17.9
Operating Income	129,466,189	115,357,761	(14,108,428)	(10.9)
Financial income	15,554,185	7,077,018	(8,477,167)	(54.5)
Income from investments in related companies	2,923,247	680,761	(2,242,486)	(76.74)
Amortization of goodwill	(24,364,139)	(23,083,782)	1,280,357	(5.3)
Financial expenses	(81,524,965)	(61,245,497)	20,279,468	(24.9)
Other income and expenses	(27,121,985)	(137,168)	26,984,817	(99.5)
Price-level restatement	(6,664,946)	634,656	7,299,602	C.S.
Non-operating income (loss)	(121,198,603)	(76,074,012)	45,124,591	(37.2)
Income before taxes and minority interest	8,267,586	39,283,749	31,016,163	375.2
Income tax	(25,968,183)	(29,009,152)	(3,040,969)	11.7
Minority interest	(156,583)	(140,715)	15,868	(10.1)
Net (loss) income for the period	(17,857,180)	10,133,882	27,991,062	C.S.

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, continued
(Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of
December 31, 2003 and thousands of US Dollars, except as indicated)

3.	Accounting Changes, continued:

ii)	On September 2, 2003, the sale of the subsidiary Compañía de Teléfonos Isapre S.A. was completed and its net effect resulted in a ThCh$66,705 loss on the book value of that investment.

c)	Change in estimation:

As of January 2003, the Company accelerated amortization of goodwill from subsidiaries Tecnonáutica S.A. and Telefónica Internet Empresas S.A. (formerly Infoera S.A.) recognizing a higher charge to income as of December 31, 2003 of ThCh$124,045, reducing the remaining amortization period from 17 to 8 years.

4.	Marketable Securities:

The balance of marketable securities is as follows:

	2002 ThCh$	2003 ThCh$
Shares (a)	9,551,370	458,765
Publicly offered promissory notes	66,227,656	42,442,492
Mutual fund units	1,790,441	308,426
Others	10,683	—
Total Marketable Securities	77,580,150	43,209,683

Shares

Taxpayer No.	Company Name	Number of Shares	Interest %	Market Quote per share ThCh$	Market Value ThCh$	Restated Cost ThCh$
Foreign	New Skies Satellites	5,198	0.057%	4.685	29,940	252,353
Foreign	Intelsat	96,022	0.057%	—	—	428,825
		Value of investment portfolios			29,940	681,178
		Adjustment to market value provision			—	(222,413)
		Book value of investment portfolio			—	458,765

a)	The Board meeting held on July 10, 2003, approved the sale of the 2,984,986 shares the Company had in Terra Networks S.A., through the public offering of shares launched by Telefónica S.A. The price of the OPA was 5.25 Euros per share which at the exchange rate on the date that the sale was completed, resulted in a total sale price of ThCh$12,643,411.

Publicly offered promissory notes (Fixed Income)

Instrument	Date		Par Value ThCh$	Book Value		Market Value ThCh$	Provision ThCh$
	Purchase	Maturity		Amount ThCh$	Rate
Zero	Dec-2002	Jul-2004	5,320,448	6,096,295	5.40	6,159,693	—
Zero	Dec-2002	Dec-2005	11,874,462	13,734,301	5.85	13,927,286	—
Zero	Dec-2002	Nov-2005	1,511,698	1,747,625	5.85	1,770,132	—
Zero	Dec-2002	Oct-2005	3,168,431	3,596,964	5.07	3,639,929	—
Sub-Total			21,875,039	25,175,185		25,497,040
PRD	Sep-2003	Jul-2004	3,562,800	3,795,812	6.00	3,729,349	—
BCD	Sep-2003	Sep-2004	13,063,600	13,471,495	5.00	13,499,390	—
Total			38,501,439	42,442,492	—	42,725,779	—

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, continued
(Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of
December 31, 2003 and thousands of US Dollars, except as indicated)

5.    Short and long-term receivables:

The detail of short and long-term receivables is as follows:

Description	Current									Long-term
	Up to 90 days		Over 90 up to 1 year		Subtotal	Total Current (net)
	2002	2003	2002	2003	2003	2002		2003		2002	2003
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	%	ThCh$	%	ThCh$	ThCh$
Trade accounts receivable	281,733,972	289,443,508	9,705,590	10,398,484	299,841,992	208,671,822	100	216,482,786	100	5,646,026	4,642,612
Standard telephony service	167,790,656	170,067,405	6,659,369	8,647,455	178,714,860	111,176,612	53.93	114,218,141	52.76	5,646,026	4,642,612
Long distance	45,121,661	43,659,470	—	—	43,659,470	41,703,105	20.65	40,020,045	18.49	—	—
Mobile	44,535,020	48,890,686	—	—	48,890,686	30,607,551	14.11	38,038,803	17.57	—	—
Communications companies	20,577,776	22,518,637	3,033,582	1,750,702	24,269,339	21,631,685	10.54	20,041,183	9.26	—	—
Others	3,708,859	4,307,310	12,639	327	4,307,637	3,552,869	0.77	4,164,614	1.92	—	—
Allowance for doubtful accounts	(79,438,056)	(79,035,479)	(3,329,685)	(4,323,727)	(83,359,206)	—		—		—	—
Notes receivable	12,447,704	15,480,324	1,274,727	411,739	15,892,063	6,084,680		7,352,077		—	—
Allowance for doubtful notes	(7,637,750)	(8,539,986)	—	—	(8,539,986)	—		—		—	—
Miscellaneous accounts receivable	18,227,344	4,619,996	7,093,973	3,492,157	8,112,153	25,321,317		8,112,153		29,542,634	25,563,304
Allowance for doubtful accounts	—	—	—	—	—	—		—		—	—
						Total long-term receivables				35,188,660	30,205,916

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, continued
(Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of
December 31, 2003 and thousands of US Dollars, except as indicated)

6.	Balances and transactions with related entities:

a)    Notes and accounts receivable:

		Short-term		Long-term
Taxpayer No.	Company	2002 ThCh$	2003 ThCh$	2002 ThCh$	2003 ThCh$
96.834.230-4	Terra Networks Chile S.A.	967,001	1,234,408	—	—
Foreign	Terra Networks España S.A.	9,184	—	—	—
96.895.220-k	Atento Chile S.A.	621,693	395,282	—	—
78.868.230-1	Atento Educación Ltda.	1,240	—	—	—
83.628.100-4	Sonda S.A.	1,983,720	—	—	—
96.910.730-9	Emergia Chile S.A.	22,640	126,612	—	—
93.541.000-2	Impresora Comercial y Publiguías	851,640	3,432,647	—	—
96.527.390-5	Telefónica Internacional Chile S.A.	—	6,647	—	—
Foreign	Telefónica España	795,038	643,868	—	—
96.545.480-2	CTC Marketing e Inform S.A. (Nexcom S.A.)	—	294,426	—	—
Foreign	Telefónica procesos Tec. de información	11,897,201	9,733,530	—	—
Foreign	Telefónica Data España	132,685	403,125	—	—
Foreign	Telefónica Data EEUU	—	322,167	—	—
59.083.900-0	Telefónica Ingeniería Seguridad	—	5,853	—	—
96.942.730-3	Telefönica Mobile Solutions Chile S.A.	3,025	48,608	—	—
Foreign	Telefónica Whole Sale International Services	—	441,607	—	—
Foreign	Telefónica Argentina	—	1,091,932	—	—
Foreign	Emergia Uruguay	—	44,003	—	—
82.049.000-2	Coasin Chile S.A.	—	74,000	—	—
Foreign	Telesp Telec de Sao Paulo	—	235,771	—	—
	Total	17,285,067	18,534,486	—	—

There have been charges and credits recorded to current accounts with these companies due to billing for sale of materials, equipment and services.

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, continued
(Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of
December 31, 2003 and thousands of US Dollars, except as indicated)

6.	Balances and transactions with related entities: continued

b)    Notes and accounts payable:

		Short-term		Long-term
Taxpayer No.	Company	2002 ThCh$	2003 ThCh$	2002 ThCh$	2003 ThCh$
96.942.730-3	Telefönica Mobile Solutions Chile S.A.	—	1,416,736	—	—
96.527.390-5	Telefónica Internacional Chile S.A.	263,820	263,952	24,456,253	20,488,463
93.541.000-2	Impresora Comercial y Publiguías	335,579	1,086,402	—	—
96.834.230-4	Terra Networks Chile S.A.	3,121,066	4,858,134	—	—
96.910.730-9	Emergia Chile S.A.	43,810	502,657	—	—
82.049.000-2	Coasin Chile S.A.	—	4,643	—	—
Foreign	Telefónica procesos Tec. de información	—	7,076,254	—	—
59.083.900-0	Telefónica Ingeniería Seguridad	—	6,132	—	—
Foreign	Telefónica Whole Sale International Services	—	561,631	—	—
78.868.200-k	Atento Recursos Ltda.	24,325	10,408	—	—
96.895.220-k	Atento Chile S.A.	4,802,763	4,456,398	—	—
Foreign	Telefónica Data España	1,334,127	—	—	—
96.545.480-2	CTC Marketing e Inform S.A. (Nexcom S.A.)	—	105	—	—
Foreign	Telefónica España	—	226,577	—	—
Foreign	Emergia Uruguay	—	4,301,056	—	—
Foreign	Telefónica Perú	—	32,143	—	—
Foreign	Telefónica LD Puerto	—	3,082	—	—
Foreign	Telsa gest Guatemala	—	2,148	—	—
Foreign	Telefónica El Salvador	—	153,546	—	—
83.628.100-4	Sonda S.A.	2,170,468	—	—	—
	Total	12,095,958	24,962,004	24,456,253	20,488,463

In accordance with Article No. 89 of the Chilean Corporations Law, all these transactions are carried out under conditions similar to those that prevail in the market.

The balance of long-term accounts with related companies, corresponds to the mercantile current account that Telefónica CTC Chile has signed with Telefónica Internacional Chile S.A.

This mercantile current account is in a contract denominated in dollars with undefined maturities, which accrue interest at a fixed annual rate of 2.07%.

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, continued
(Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2003 and thousands of US Dollars, except as indicated)

6.    Balances and transactions with related entities:

c)    Transactions:

				2001 ThCh$		2002 ThCh$		2003 ThCh$
Company	Tax No.	Nature of Relationship	Description of transaction	Amount	Effect on income	Amount	Effect on income	Amount	Effect on income
Telefónica España	Foreign	Parent Company	Sales and Services	—	—	(26,526)	(26,526)	—	—
Telefónica Internacional Chile S.A.	96.527.390-5	Parent Company	Purchases and Services Rendered	(527,586)	(527,586)	(527,181)	(527,181)	(528,903)	(528,903)
			Financial Expenses	(2,252,650)	(2,252,650)	(846,946)	(846,946)	(520,325)	(520,325)
Impresora y Comercial Publiguías S.A.	93.541.000-2	Affiliate	Sales and Services	18,311,326	18,311,326	4,892,667	4,892,667	5,275,972	5,275,972
			Purchases and Services Rendered	(3,671,328)	(3,671,328)	(5,099,140)	(5,099,140)	(6,409,026)	(6,409,026)
			Financial Income	—	—	—	—	343,048	343,048
			Other Non-operating Income	11,502,939	11,502,939	—	—	1,567,667	1,567,667
Terra Networks Chile S.A.	96.834.230-4	Affiliate	Sales and Services	1,923,972	1,923,972	1,912,309	1,912,309	5,846,905	5,846,905
			Purchases and Services Rendered	—	—	(359,663)	(359,663)	(2,271,764)	(2,271,764)
Atento Chile S.A	96.895.220-k	Affiliate	Sales and Services	17,874,253	17,874,253	1,198,673	1,198,673	955,309	955,309
			Purchases and Services Rendered	—	—	(12,633,564)	(12,633,564)	(12,161,767)	(12,161,767)
			Other Non-operating Income	—	—	27,165	27,165	16,735	16,735
Emergia Chile S.A.	96.910.730-9	Affiliate	Sales and Services	—	—	1,284,626	1,284,626	1,061,156	1,061,156
			Purchases and Services Rendered	(44,937)	(44,937)	(43,271)	(43,271)	(82,310)	(82,310)
			Other Non-operating Income	—	—	12,465	12,465	—	—
Telefonica Whole Sale International Services	Foreign	Affiliate	Sales and Services	—	—	—	—	373,030	373,030
			Purchases and Services Rendered	—	—	—	—	(1,496,752)	(1,496,752)
Atento Recursos Ltda.	78.868.200-k	Affiliate	Sales and Services	—	—	(347,822)	(347,822)	(13,238)	(13,238)
Telefonica. Procesos y Tecnología de Información S.A.	Foreign	Affiliate	Other Non-operating Income	—	—	416,772	416,772	—	—
T-Data Corp	Foreign	Affiliate	Sales and Services	—	—	(1,334,127)	(1,334,127)	—	—
Datadec	Foreign	Affiliate	Sales and Services	54,992	54,992	—	—	—	—
Orden S.A.	94.071.000-6	Affiliate	Sales and Services	10,431	10,431	—	—	—	—
Servibanca	96.571.690-4	Affiliate	Sales and Services	5,747	5,747	—	—	—	—
Unisel Argentina	Foreign	Affiliate	Sales and Services	47,001	47,001	—	—	—	—
Unisel Chile	79.688.080-5	Affiliate	Sales and Services	926,600	926,600	—	—	—	—
Ediciones Financieras	96.539.380-3	Affiliate	Sales and Services	15,217	15,217	—	—	—	—
Inversiones Pacifico	84.267.000-4	Common Parents	Sales and Services	—	—	—	—	—	—
Orden Gestión	96.703.200-k	Affiliate	Sales and Services	27,217	27,217	—	—	—	—
Orden Integración	78.214.420-0	Affiliate	Sales and Services	—	—	—	—	—	—
Atento Educación	78.868.230-1	Affiliate	Purchases and Services Rendered	(28,088)	(28,088)	—	—	—	—
Solex	96.725.400-2	Affiliate	Sales and Services	226	226	—	—	—	—
Almacenes Paris S.A.	81.201.000-k	Affiliate	Sales and Services	9,082,327	9,082,327	—	—	—	—
Servicios Outsourcing Logística S.A:	96.900.580-8	Affiliate	Sales and Services	35,527	35,527	—	—	—	—

The conditions of the Mandate and Mercantile Current Account are short and long-term respectively. In the case of Telefónica Internacional Chile S.A. it is denominated in US dollars, accruing interest at a variable rate which adjusts to market conditions (US$ + Market Spread).

In the case of Sales and Services Rendered, these mature in the short-term (less than a year) and the settlement conditions for each case vary according to the transaction that produces them.

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, continued
(Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2003 and thousands of US Dollars, except as indicated)

7.    Income taxes and deferred income taxes:

a)    General information:

As of December 31, 2003 the Parent Company has recorded a first category income tax provision of ThCh$5,205,537 (net of application of the tax benefit for taxable losses), in 2002 no provision was recorded as the Company had accumulated tax losses of approximately ThCh$89,000,000. Likewise, some subsidiaries had accumulated tax losses as of December 31, 2002 and 2003 of ThCh$144,751,813 and ThCh$121,310,494, respectively.

As of December 31, 2002 and 2003 subsidiaries with taxable income have recorded a first category income tax of ThCh$7,900,598 and ThCh$4,350,421, respectively.

As of December 31, 2003 the subsidiaries with positive Taxed Retained Earnings Balances and the related credits, are detailed in the following table:

Subsidiaries	Taxed Income with 15% credit ThCh$	Taxed Income with 16% credit ThCh$	Taxed Income with 16.5% credit ThCh$	Taxed Income without credit ThCh$	Amount of Credit ThCh$
CTC Equipos y Servicios de Telecomunicaciones S.A.	3	532,601	2,430,691	2,442,934	2,963,296
CTC Transmisiones Regionales S.A.	—	2,924,451	727,123	768,570	3,651,574
Globus 120 S.A.	369,319	151,032	118,682	270,421	639,033
Telefónica Empresas CTC Chile S.A.	6,814	259,100	192,642	87,432	458,556
Total	376,136	3,867,184	3,469,138	3,569,357	7,712,459

a)    Deferred income taxes:

As of December 31, 2002 and 2003, deferred income tax liabilities and assets (net) amount to ThCh$10,910,229 and ThCh$29,464,486, respectively are detailed as follows:

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, continued
(Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2003 and thousands of US Dollars, except as indicated)

7.    Income taxes and deferred income taxes, continued:

Description	2002				2003
	Deferred tax assets		Deferred tax liabilities		Deferred tax assets		Deferred tax liabilities
	Short-term	Long-term	Short-term	Long-term	Short-term	Long-term	Short-term	Long-term
Temporary differences
Allowance for doubtful accounts	18,708,340	—	—	—	14,398,438	—	—	—
Vacation	788,024	—	—	—	799,070	—	—	—
Tax losses	336,844	38,313,779	—	—	—	20,622,784	—	—
Staff severance indemnities	—	10,844	—	6,224,268	—	2,407	—	6,791,299
Leased assets and liabilities	62,406	757,580	—	152,470	69,144	619,500	—	121,708
Property, plant and equipment	—	3,664,739	—	209,670,615	60,630	4,631,375	—	196,304,714
Difference in amount of capitalized staff severance	—	1,035,209	—	—	—	897,685	—	—
Software development	—	—	—	5,886,395	—	—	—	975,936
Deferred charge on sale of assets	—	—	—	4,316,429	—	—	—	2,269,622
Difference in value of temporary investments	3,239,585	—	—	—	—	—	—	—
Collective negotiation bonus	—	—	—	—	—	—	—	137,115
Other	2,305,160	1,437,004	—	1,137,151	1,782,373	352,594	8,292	1,410,254
Sub-Total	25,440,359	45,219,155	—	227,387,328	17,109,655	27,126,345	8,292	208,010,648
Net complementary accounts	—	(13,663,750)	—	(159,481,335)	—	(10,259,102)	—	(144,577,556)
Sub-Total	25,440,359	31,555,405	—	67,905,993	17,109,655	16,867,243	8,292	63,433,092
Tax reclassification	—	(31,555,405)	—	(31,555,405)	(8,292)	(16,867,243)	(8,292)	(16,867,243)
Total	25,440,359	—	—	36,350,588	17,101,363	—	—	46,565,849

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, continued
(Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2003 and thousands of US Dollars, except as indicated)

7.    Income taxes and deferred income taxes, continued:

b)    Breakdown of income taxes:

The current income tax expense shown in the following table arises from the determination of taxable income, net of credits for donations, training expenses and other credits.

Description	2001 ThCh$	2002 ThCh$	2003 ThCh$
Tax expense before tax benefits (income tax)	(8,842,508)	(7,900,598)	(23,059,866)
Current tax expense (Article No. 21 – 35%)	(232,650)	(310,196)	(83,721)
Recapture of tax losses per dividends of subsidiaries	5,170,116	5,401,690	—
Adjustment of tax expense (prior year)	—	—	736,545
Income taxes subtotal	(3,905,042)	(2,809,104)	(22,407,042)
- Deferred tax	(26,964,607)	(8,809,480)	(8,606,887)
- Utilization of tax loss carryforwards (1)		—	13,503,908
- Amortization of complementary accounts	18,982,930	(15,365,360)	(11,499,131)
Deferred taxes subtotal	(7,981,677)	(24,174,840)	(6,602,110)

Total income tax charge	(11,886,719)	(26,983,944)	(29,009,152)

(1) Income taxes for 2003 amounts to ThCh$9,555,958 after applying the taxable loss tax benefit.

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, continued
(Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2003 and thousands of US Dollars)

8.    Other Current Assets:

The detail of other current assets is as follows:

	2002	2003
	ThCh$	ThCh$
Fixed income securities purchased with resale agreement	—	8,301,477
Collective negotiation bonus to be amortized (a)	1,165,919	2,243,188
Adjustment to market value for cellular equipment to be marketed (c)	4,021,237	4,416,987
Derivative contract premiums to be amortized	1,616,871	772,159
Telephone directories for connection program	4,483,731	4,211,874
Bond discount to be amortized (note 24)	704,771	499,417
Bonds issuance costs to be amortized (note 24)	1,779,688	1,212,862
Disbursements for foreign financing proceeds to be amortized (b)	493,985	641,123
Derivative contracts (net of partial liquidations)	12,752,987	17,939,054
Deferred charges for modification of staff severance indemnities discount rate (net)	511,814	—
Others	1,412,190	2,021,259
Total	28,943,193	42,259,400

(a)	During June 2002, the Company signed a 2-year collective agreement with a certain of its employees (3 years for Telefónica Móvil employees) granting them among other benefits, a special negotiation bonus. This bonus was paid between June and July of 2002 (for Telefónica Móvil employees a second installment will be paid in May 2004 in the amount of ThCh$440,000 (historical)). The total benefit amounts to ThCh$2,494,544 (historical) and is being deferred using the straight-line method during the term of the respective collective contracts. The long-term portion is shown under "Other Long-term" (Note 13).

Between November and December 2003, the Company negotiated a 32-month and 36-month collective agreement with another group of its employees, granting them, among other benefits, a negotiation bonus. This was paid in November and December 2003. The total benefit of ThCh$3,425,245 (historical), was deferred using the straight-line method over the term of the collective agreement.

(b)	This amount corresponds to the cost (net of amortization) of the reserve paid to the Banco Central de Chile and disbursements incurred for foreign loans obtained by the Company to finance its investment plan.

(c)	Corresponds to as adjustment to market value for cellular equipment held in inventory at year-end, which is charged to income in accordance with the contract type.

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, continued
(Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2003 and thousands of US Dollars)

9.    Property, plant and equipment:

The detail of property, plant and equipment is as follows:

Description	2002		2003
	Accumulated Depreciation	Gross property, plant and equipment	Accumulated Depreciation	Gross property, plant and equipment
	ThCh$	ThCh$	ThCh$	ThCh$
Land	—	27,645,852	—	27,630,776
Construction and Infrastructure Works	71,158,729	184,983,357	73,123,020	185,701,152
Machinery and equipment	1,768,611,654	3,327,825,508	1,941,237,905	3,456,701,757
Central office telephone equipment	893,106,884	1,550,120,365	1,000,674,283	1,634,053,166
External plant	612,104,371	1,375,777,768	657,310,535	1,395,592,164
Subscribers' equipment	229,411,266	366,507,544	252,049,742	391,577,013
General equipment	33,989,133	35,419,831	31,203,345	35,479,414

Other Property, Plant and Equipment	138,353,965	397,312,019	200,815,970	376,190,313
Office furniture and equipment	71,784,979	133,451,199	100,870,170	140,147,340
Projects, work in progress and their materials	—	136,656,311	—	101,753,384
Leased assets (1)	4,460,183	11,354,015	4,308,288	10,698,620
Property, plant and equipment temporarily out of service	3,925,550	10,753,737	1,022,503	2,470,316
Software and others	58,183,253	105,096,757	94,615,009	121,120,653
Technical revaluation-Circular 550	10,429,788	9,221,570	10,403,590	9,224,415
Total	1,988,554,136	3,946,988,306	2,225,580,485	4,055,448,413

(1)	As of December 2003 this caption mainly consists of: ThCh$5,505,649 gross value for purchase of administrative offices with accumulated depreciation of ThCh$642,902 with 15 year contract terms-from 1996, ThCh$3,238,902 gross value of electronic and computer equipment with accumulated depreciation of ThCh$3,055,922 with 12 year contract terms-from 1994. In addition there is ThCh$982,332 gross value of long-distance transmission equipment with accumulated depreciation of ThCh$221,025 under 18 year contract terms-from 1996.

The balance of gross property, plant and equipment includes capitalized interest until December 2002 and its current balance amounts to ThCh$ 211,052,471. Accumulated depreciation of this interest amounts to ThCh$64,072,014 ThCh$82,274,696 and ThCh$101,847,799 in 2001, 2002 and 2003, respectively.

A depreciation charge for the year amounting to ThCh$258,059,417, ThCh$263,645,559 and ThCh$263,687,423 for 2001, 2002 and 2003, respectively was recorded as operating cost, and a depreciation charge of ThCh$122,852 for 2001, ThCh$262,112 for 2002, and ThCh$1,834,915 for 2003 as administration and selling cost. Depreciation of property, plant and equipment that is temporarily out of service, consist of the La Serena Cable TV network which was not transferred in the sale of assets to Cordillera Comunicaciones, is classified in "Other Non-operating Expenses".

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, continued
(Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2003 and thousands of US Dollars)

9.    Property, plant and equipment: continued

The detail by caption of the technical revaluation is as follows:

Description	Property plant and equipment 2002	Net balance	Accumulated Depreciation	Property, plant and equipment 2003
	ThCh$	ThCh$	ThCh$	ThCh$
Land	(477,371)	(477,371)	—	(477,371)
Construction and infrastructure works	(4,579,969)	(983,054)	(3,594,400)	(4,577,454)
Machinery and equipment	14,278,910	281,250	13,997,990	14,279,240
Total	9,221,570	(1,179,175)	10,403,590	9,224,415

Depreciation for higher value of technical revaluation for the year amounts to ThCh$(35,308) in 2001, ThCh$(23,798) in 2002 and ThCh$(29,141) in 2003. Gross property, plant and equipment includes assets that have been totally depreciated in the amount of ThCh$537,970,122 for 2002 and ThCh$739,718,717 for 2003, which includes ThCh$11,692,058 and ThCh$11,976,674 in 2002 and 2003, respectively, for technical revaluations.

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, continued
(Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2003 and thousands of US Dollars)

10.    Investment in related companies:

The detail of investments in related companies is as follows:

		Country of origin	Currency controlling the investment	Number of shares	Percentage of participation		Equity of the company		Net income (loss) of the companies		Net income (loss) of the investment		Investment value		Unearned results		Investment book value
Taxp. No.	Company				2002	2003	2002	2003	2002	2003	2002	2003	2002	2003	2002	2003	2002	2003
					%	%	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Foreign	TBS celular participation S.A. (1)	Brazil	Dollar	48,950,000	2.61	2.61	198,348,582	164,152,529	3,008,084	2,190,965	78,511	57,184	5,176,898	4,284,381	—	—	5,176,898	4,284,381
93.541.000-2	Impresora y Comercial Publiguías S.A.	Chile	Pesos	45,648	9.00	9.00	25,264,122	30,839,044	6,966,256	9,108,286	626,963	819,746	2,273,771	2,775,514	—	—	2,273,771	2,775,514
96.922.950-1	Empresa de Tarjetas Inteligentes S.A. (1)	Chile	Pesos	271,615	20.00	20.00	588,115	468,695	(546,005)	(119,419)	(109,201)	(23,884)	117,623	93,739	—	—	117,623	93,739
96.895.220-K	Atento Chile S.A. (1)	Chile	Pesos	3,209,374	28.84	28.84	9,193,343	9,947,375	38,762	754,034	11,179	217,464	2,651,360	2,868,823	—	—	2,651,360	2,868,823
96.725.400-2	Sonda S.A. (2)	Chile	Pesos	—	35.00	—	91,965,791	—	4,720,526	—	1,652,184	(389,749)	32,188,027	—	—	—	32,188,027	—
In development	Bolsa de Oportunidades de Negocios S.A.	Chile	Pesos	—	19.00	—	2,084,137	—	—	—	—	—	395,986	—	—		395,986	—
In development	Time Interating	Chile	Pesos	—	10.25	—	741,698	—	—	—	—	—	76,024	—	—	—	76,024	—
96.725.400-2	Solexe S.A.	Chile	Pesos	—	10.00	—	—	—	—	—	—	—	—	—	—	—	—	—
96.571.690-4	Servibanca S.A.	Chile	Pesos	—	43.33	—	—	—	216,820	—	93,948	—	—	—	—	—	—	—
96.768.410-4	Payroll S.A.	Chile	Pesos	—	33.33	—	—	—	82,091	—	27,361	—	—	—	—	—	—	—
96.539.380-3	Ediciones Financieras S.A.	Chile	Pesos	—	6.66	—	—	—	(30,210)	—	(2,012)	—	—	—	—	—	—	—
	Total												42,879,689	10,022,457			42,879,689	10,022,457

(1)	Recognition of income for this company is on a one-month lag.

(2)	"As indicated in Note 2d, as of September 2002 the Company no longer has a majority or controlling interest in Sonda S.A. It now recognizes 35% equity in the Company."

During September 2002, Telefónica Empresas sold and transferred 25% ownership in Sonda S.A., to Inversiones Pacífico Limitada and Inversiones Santa Isabel Limitada, companies associated with Mr. Andrés Navarro H.. This operation meant disbursements on the part of the purchasing companies amounting to ThCh$ 27,920,701 (historical), creating for Telefónica Empresas a net effect on income (loss), amounting to ThCh$ 1,889,316, the product of a proportional extraordinary amortization of goodwill in relation to the percentage sold and to the difference between the book value of the investment and the amount received. Once this transaction was carried out, Telefónica Empresas had a 35% holding in that company.

Additionally, on September 26, Telefónica Empresas the parent of Sonda, signed an agreement with Inversiones Santa Isabel Limitada, which granted it an option to sell 35% of Sonda, which it could exercise between July 16 and 25, 2005, at the book value of the investment as of June 30, 2005, plus a bonus of UF 142,021, with a minimum value of UF 2,048,885. In case Telefónica Empresas does not exercise such option to sell, between July 26 and August 5, 2005, Inversiones Santa Isabel Limitada has an option to purchase the same 35% of Sonda, under the same conditions as above.

Likewise, Inversiones Santa Isabel Limitada was able to exercise its option to purchase in advance between July 26 and 31, 2003, at the book value on June 30, 2003, plus a bonus of UF 96,000, with a minimum price of UF 1,983,185, or between July 26 and 31, 2004, at the book value of June 30, 2004, plus a bonus of UF 119,000 with a minimum price of UF 2,003,260.

On July 29, 2003, Telefónica Empresas was notified of the decision of Inversiones Santa Isabel Limitada, to exercise the purchase option for the remaining 35% of Sonda S.A. This transaction meant a disbursement on the part of the purchasing company of ThCh$ 33,388,363 (historical), the effect on income, before taxes amounted to ThCh$ 6,999,276, (ThCh$ 5,683,065 net of tax effect). The effects of this transaction are described in Note 2e.

As of the date of these consolidated financial statements, there are no liabilities for hedge instruments assigned to foreign investments. The Company has the intention of reinvesting net income from foreign investments on a permanent basis, therefore there is no net income that is potentially remittable.

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, continued
(Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2003 and thousands of US Dollars, except as indicated)

11.    Goodwill and negative goodwill:

a)    Goodwill:

The detail of goodwill is as follows:

			2001		2002		2003
Taxpayer No.	Company	Year	Amount amortized	Balance of	Amount amortized	Balance of	Amount amortized	Balance of
			In the year	Goodwill	In the year	Goodwill	In the year	Goodwill
			ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Foreign	Consorcio Telefónica do Brasil	2001	459,599	3,044,274	175,677	2,868,596	175,677	2,692,919
90.430.000-4	CTC Globus S.A.	1998	1,083,867	18,213,092	1,083,868	17,129,229	1,083,868	16,045,361
78.703.410-1	Tecnonáutica S.A.	1999	66,463	1,214,068	66,464	1,147,606	143,747	1,004,329
96.786.140-5	Telefónica Móvil S.A.	1997	9,862,763	157,452,936	9,862,763	147,590,168	9,862,763	137,727,405
96.834.320-3	Infoera S.A.	1999	41,845	750,679	41,843	708,836	88,605	620,231
96.811.570-7	Telepeajes S.A.	2001	8,006	92,632	15,016	77,616	38,924	38,924
83.628.100-4	Sonda S.A. (a)	1999	1,946,705	24,291,815	12,615,271	11,676,548	11,690,198	—
Foreign	Sonda Uruguay	1999	107,509	1,237,361	95,310	—	—	—
Foreign	Setco S.A. (Uruguay)	1999	64,419	551,091	93,559	—	—	—
Foreign	Sonda del Ecuador	1997	28,520	178,902	26,167	—	—	—
96.571.690-4	Servibanca	2000	37,334	301,778	24,381	—	—	—
96.768.410-4	Payroll	1999	1,684	13,467	1,237	—	—	—
96.894.490-8	Puerto Norte	2000	1,324	11,037	865	—	—	—
96.895.220-K	Atento Chile S.A.	2001	245,535	355,257	355,255	—	—	—
Foreign	Sonda Bancos	2001	2,511	97,959	6,561	—	—	—
Foreign	Sonda Perú	2001	—	—	3,346	—	—	—
Foreign	Bismark (México)	2001	1,150	44,516	3,231	—	—	—
Foreign	Tecnoglobal S.A.	2001	—	—	36,104	—	—	—
Foreign	Bac Financiero	2001	39,364	515,237	60,878	—	—	—
96.833.930-3	Telef. Comunicaciones Empresariales	2001	22,517	147,983	147,983	—	—	—
96.590.960-5	Tecnópolis	2001	695	20,144	1,361	—	—	—
Foreign	Track S.A.	2002	—	—	1,584	—	—	—
Foreign	Sonda Do Brasil	2002	—	—	189,788	—	—	—
84.119.600-7	Instacom S.A.	1994	1,950,458	—	—	—	—	—
Foreign	Integral Perú	1996	10,187	—	—	—	—	—
96.630.500-2	Integral Chile S.A.	1996	35,216	—	—	—	—	—
95.191.000-7	Lógica S.A.	2001	48,933	856,198	—	—	—	—
94.071.000-6	Orden S.A.	2001	37,879	678,671	—	—	—	—
78.072.130-8	New Horizontes S.A.	2001	5,566	103,883	—	—	—	—
96.900.580-8	Servicio de Outsourcing	2001	2,537	252,683	—	—	—	—
96.941.290-K	Sustentable.cl S.A.	2001	847	39,869	—	—	—	—
96.929.090-1	Cía de Procesos y Servicios S.A.	2001	5,884	—	—	—	—	—
96.725.400-2	Soluciones expertas S.A.	2001	1,484	25,710	—	—	—	—
Foreign	Condec Brasil	1998	220,644	1,678,726	—	—	—	—
Foreign	Bac Perú	2001	31,756	—	—	—	—	—
	Total		16,373,201	212,169,968	24,908,512	181,198,599	23,083,782	158,129,169

The goodwill amortization period has been determined considering aspects such as; nature and characteristics of the business and estimated period of return of investment.

a)	In 2002 amortization of goodwill includes ThCh$8,972,951, as an extraordinary write-off due to the sale of 25% of the shares with the subsidiary Telefónica Empresas S.A. held in Sonda S.A. Due to the sale of the 35% participation of this company in July 2003, the balance of goodwill remaining as of that date, which amounted to ThCh$9,808,257 historical was written of.

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, continued
(Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2003 and thousands of US Dollars, except as indicated)

11.    Goodwill and negative goodwill: continued

b)    Negative goodwill:

The detail of negative goodwill is as follows

			2001		2002		2003
Taxpayer No.	Company	Year	Amount amortized in the year	Balance of negative goodwill	Amount amortized In the year	Balance of negative goodwill	Amount amortized in the year	Balance of negative goodwill
			ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Foreign	Condec Ltda.	1999	6,247	—	—	—	—	—
	Total		6,247	—	—	—	—	—

12.    Intangibles:

The detail of Intangible assets is as follows:

	2001	2002	2003
	ThCh$	ThCh$	ThCh$
Underwater cable rights (gross)	17,151,489	20,929,370	28,462,244
Accumulated amortization previous year	(1,074,024)	(1,608,103)	(2,366,196)
Amortization for the year	(533,991)	(760,761)	(921,677)
Licenses (Software) (gross)	—	2,104,520	2,351,580
Accumulated amortization previous year	—	—	(262,112)
Amortization for the year	—	(262,112)	(662,474)
Licenses for use of wireless (gross)	—	9,593,549	9,592,766
Accumulated amortization previous year	—	—	(26,649)
Amortization for the year	—	(26,649)	(319,757)
Total Net Intangibles	15,543,474	29,969,814	35,847,725

13.    Others (from Other Assets):

The detail of Other assets is as follows:

	2002	2003
	ThCh$	ThCh$
Disbursements for obtaining external financing to be amortized (see note 8b)	1,933,407	1,237,642
Collective negotiation bonus to be amortized (see note 8a)	1,054,863	2,296,251
Bond issuance cost to be amortized (see note 24)	4,219,206	2,116,204
Leased vehicles	332,571	—
Higher discount bond to be amortized ( see note 24)	4,670,069	3,424,200
Telephone directories for connection programs	1,899,247	—
Deferred exchange insurance premiums to be amortized	439,600	106,910
Pole rent in advance	1,352,034	191,235
Security deposits	332,370	132,527
Others	501,241	715,281
Total	16,734,608	10,220,250

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, continued

(Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2003 and thousands of US Dollars, except as indicated)

14.    Short-term obligations

The breakdown of short-term obligations with banks and financial institutions is as follows:

	Bank or financial institution	US$		U.F.		Ch$		TOTAL
Taxp. No.	Short-term	2002	2003	2002	2003	2002	2003	2002	2003
		ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
97.015.000-5	SANTANDER SANTIAGO	—	—	—	—	—	9,948,701	—	9,948,701
97.030.000-7	ESTADO	—	—	9,283,360	—	—	9,379,587	9,283,360	9,379,587
	Total	—	—	9,283,360	—	—	19,328,288	9,283,360	19,328,288
	Principal	—	—	9,269,903	—	—	19,099,879	9,269,903	19,099,879
	Annual average interest rate	—	—	0.78%	—	—	3.29%	0.78%	3.29%
	Short-term portion of long-term
97.008.000-7	CITIBANK	117,544,936	6,493,471	—	—	—	—	117,544,936	6,493,471
97.015.000-5	SANTANDER SANTIAGO	—	—	9,939,642	60,365,639	—	—	9,939,642	60,365,639
Foreign	ABN AMRO BANK	1,560,784	940,171	—	—	—	—	1,560,784	940,171
Foreign	BILBAO VIZCAYA ARGENTARIA	18,329,413	15,548,925	—	—	—	—	18,329,413	15,548,925
79.561.240-8	CHASE MANHATTAN	378,938	—	—	—	—	—	378,938	—
	Total	137,814,071	22,982,567	9,939,642	60,365,639	—	—	147,753,713	83,348,206
	Principal	134,809,697	21,222,682	9,808,706	60,150,600	—	—	144,618,403	81,373,282
	Annual average interest rate	2.39%	1.68%	0.90%	1.65%	—	—	2.29%	1.66%
Percentage of obligations in foreign currency:		87.52% for 2002 and 21.12% for 2003
Percentage of obligations in local currency:		12.48% for 2002 and 78.88% for 2003

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, continued

(Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2003 and thousands of US Dollars, except as indicated)

15.    Long-term obligations

Long-term obligations with banks and financial institutions:

				Years to maturity for long-term portion
		Currency or Indexation Index	Long-term portion as of 31/12/02				Long-term portion as of 31-12-03
Taxp. No.	Bank or Financial Institution			1 to 2	2 to 3	3 to 5
			ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
	LOANS IN DOLLARS
Foreign	CITIBANK	US$	19,488,450	6,377,682	3,188,841	—	9,566,523	Libor + 0.57%
Foreign	ABN AMRO BANK (2)	US$	254,028,635	—	62,349,000	115,791,000	178,140,000	Libor + 1.063%
97.008.000-7	BANCO BILBAO VIZCAYA ARGENTARIA	US$	—	118,760,000	—	—	118,760,000	Libor + 1.056%
79.561.240-8	CHASE MANHATTAN BANK (1)	US$	87,095,532	—	—	—	—	—
	SUBTOTAL		360,612,617	125,137,682	65,537,841	115,791,000	306,466,523	2.25%
	LOANS IN UNIDADES DE FOMENTO
97.015.000-5	BANCO SANTANDER SANTIAGO	UF	60,120,600	—	—	—	—	—
	TOTAL		420,733,217	125,137,682	65,537,841	115,791,000	306,466,523	2.25%
	Percentage of obligations in foreign currency:	85.71% in 2002 and 100% in 2003
	Percentage of obligations in local currency:	14.29% in 2002 and 0.00% in 2003

(1)	In April and June 2003, the Company prepaid loans in the amount of US$ 90,000,000 and US$ 30,000,000 which were outstanding from this bank.

(2)	In April 2003, the Company renegotiated this loan, which allowed it to extend the maturity date from December 2003 to April 2008.

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, continued

(Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2003 and thousands of US Dollars, except as indicated)

16.    Bonds payable

The details of obligations with the public for bond issues, classified in the short and long-term is as follows:

Registration number or identification of the instrument	Series	Amount of issue	Basis for readjustment	Nominal annual interest rate	Final maturity	Frequency		Par value		Country of placing bonds
						Interest payment	Amortizations	2002	2003
				%				ThCh$	ThCh$
Short-term portion of long-term bonds
143.27.06.91	E	—	U.F.	6.000	Apr.2003	Semi-annual	Semi-annual	2,674,704	—	Chile
143.27.06.91	F (d)	71,429	U.F.	6.000	Apr.2016	Semi-annual	Semi-annual	1,407,139	1,395,556	Chile
177.12.08.94	I	—	U.F.	5.500	Aug.2015	Semi-annual	Semi-annual	2,291,386	—	Chile
203.23.04.98	K (b)	7,576	U.F.	6.750	Feb.2020	Semi-annual	Semi-annual	1,677,445	1,831,639	Chile
Issued in New York	Yankee Bonds	—	US$	7.625	Jul.2006	Semi-annual	Maturity	6,090,698	4,932,200	Foreign
Issued in New York	Yankee Bonds	—	US$	8.375	Jan.2006	Semi-annual	Maturity	5,130,552	3,888,061	Foreign
Issued in Luxembourg	Eurobonds (a)	132,200,000	EURO	5.375	Aug.2004	Semi-annual	Maturity	2,649,357	100,657,772	Foreign
							Total	21,921,281	112,705,228
Long-term bonds
143.27.06.91	F	821,429	U.F.	6.000	Apr.2016	Semi-annual	Semi-annual	15,099,608	13,898,572	Chile
177.12.08.94	I	—	U.F.	5.500	Aug.2015	Semi-annual	Semi-annual	24,310,370	—	Chile
203.23.04.98	K	3,992,424	U.F.	6.750	Feb.2020	Semi-annual	Semi-annual	67,646,245	67,551,818	Chile
Issued in New York	Yankee Bonds (c)	187,685,000	US$	7.625	Jul.2006	Semi-annual	Maturity	145,159,220	111,447,353	Foreign
Issued in New York	Yankee Bonds	200,000,000	US$	8.375	Jan.2006	Semi-annual	Maturity	145,159,220	118,760,000	Foreign
Issued in Luxembourg	Eurobonos (a)	—	EURO	5.375	Aug.2004	Semi-annual	Maturity	119,939,914	—	Foreign
							Total	517,314,577	311,657,743

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, continued
(Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of
December 31, 2003, and thousands of US Dollars)

16.	Bonds, continued:

a)	Between June and December of 2002, Telefónica CTC Chile carried out a partial repurchase of 37.6 million euros of this placement. This transaction was carried out at a price of 96.8% of par value, which resulted in a payment of 36.4 million euros, plus interest accrued as of that date on the nominal amount of the repurchase. Partial redemption of this bond had a net effect on income of ThCh$ 562,833, due to the lower price paid and the proportional anticipated amortization of expenses related to the placement which has been classified under Financial Income.

b)	During May 2003, Telefónica CTC Chile, prepaid this bond placement, paying down the outstanding capital balance (UF) plus interest accrued to date.

c)	Since May 2003, Telefónica CTC Chile, has partially repurchased 12.3 million dollars of its placement denominated in the same currency, this repurchase was carried out at an average of 111.05% of the par value, which meant paying 13.68 million dollars, plus accrued interest as of that date on the nominal amount of the repurchase.

d)	In April 2003, the last installment of this issuance was paid.

During December 2002, Telefónica CTC Chile prepaid (Series H) bond placement, paying down the outstanding capital balance (UF) plus interest accrued to date. This transaction resulted in recognizing in income the placement expenses for these bonds as well as the higher discount rate for their placement, the amounts involved in each case are ThCh$ 76,495 and ThCh$ 380,077, which are included under "Financial Expenses".

During August 2002, Telefónica CTC Chile prepaid (Series J) bond placement, paying down the outstanding capital balance (UF) plus interest accrued to date. This transaction resulted in recognizing in income the placement expenses for these bonds as well as the higher discount rate for their placement, the amounts involved in each case are ThCh$ 427,961 and ThCh$ 1,807,277, which are included under "Financial Expenses".

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, continued

(Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2003 and thousands of US Dollars, except as indicated)

17.	Accruals:

The detail of accruals shown in liabilities is as follows:

	2002 ThCh$	2003 ThCh$
Current
Staff severance indemnities	91,120	189,690
Vacation	5,495,037	4,700,413
Other employee benefits (a)	6,805,035	8,564,725
Employee benefit advances	(2,339,480)	(1,872,518)
	10,051,712	11,582,310
Long-term
Staff severance indemnities	17,429,825	19,195,552
Total	27,481,537	30,777,862

(a)	Includes accruals for the concept of: incentive guaranteed as per current collective agreement and others.

There were no write-offs in 2001. During 2002 and 2003 uncollectible debts of ThCh$9,122,834 and ThCh$25,981,552, respectively have been written off.

18.	Staff severance indemnities:

The detail of the charge to income for staff severance indemnities is as follows:

	2001 ThCh$	2002 ThCh$	2003 ThCh$
Operating costs and administration and selling expenses	3,841,040	4,089,841	4,070,318
Other non-operating expenses (a)	16,771,235	11,578,232	—
Total charge to income	20,612,275	15,668,073	4,070,318
Payments in the year	(31,113,045)	(19,365,835)	(2,206,021)

(a)	During 2001 and 2002 the Company implemented two restructuring plans. These restructuring plans mainly affected the severance indemnity obligation, upon separation from employment.

19.	Minority interest:

Minority interest includes recognition of the portion of equity and income or loss of subsidiaries pertaining to third parties. The detail is as follows:

	Percentage Minority Interest			Participation in equity December 31,			Participation in net income (loss) for the year ended December 31,
Subsidiaries	2001%	2002%	2003%	2001 ThCh$	2002 ThCh$	2003 ThCh$	2001 ThCh$	2002 ThCh$	2003 ThCh$
Soc. Nacional de Procesamiento de Datos S.A. (a)	40.01	—	—	36,052,556	—	—	4,764,300	613,742	—
Administradora de Sistemas de Telepeajes de Chile S.A.	20.00	20.00	20.00	(62,694)	28,097	93,424	(11,259)	(12,744)	(9,774)
CTC – Transmisiones Regionales S.A.	0.84	0.84	0.84	871,988	935,032	1,094,395	264,426	156,909	159,364
Fundación Telefónica	50.00	50.00	50.00	172,952	185,281	176,399	(29,360)	12,330	(8,883)
Comunicaciones Mundiales S.A.	0.34	0.34	—	5,206	5,276	—	(204)	87	—
CTC Equipos y Servicios S.A.	—	—	0.01	—	—	31		—	8
Total				37,040,008	1,153,686	1,364,249	4,987,903	770,324	140,715

(a)	Corresponds to the participation of third parties in the income of this subsidiary which was consolidated until August 2002.

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, continued
(Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2003 and thousands of
US Dollars, except as indicated)

20.    Shareholders' Equity:

During each period, changes in shareholders' equity accounts are as follows:

	Paid-in capital	Share premium	Other reserves	Retained earnings	Subsidiary development stage deficit	Net income (loss) for the year	Total shareholders' equity
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
2001
Balances as of January 1, 2001	693,518,518	107,834,184	897,688	537,191,393	(464,381)	(114,023,953)	1,224,953,449
Transfer of 2000 net income to retained earnings	—	—	—	(114,023,953)	—	114,023,953	—
Absorption of subsidiary start-up accumulated deficit	—	—	—	(464,381)	464,381	—	—
Subsidiary start-up accummulated	—	—	—	—	(371,667)	—	(371,667)
Currency translation adjustment	—	—	611,149	—	—	—	611,149
Price-level restatement	21,499,074	3,342,860	27,829	13,103,795	—	—	37,973,558
Net loss for the year	—	—	—	—	—	4,111,658	4,111,658
Balance as of December 31, 2001	715,017,592	111,177,044	1,536,666	435,806,854	(371,667)	4,111,658	1,267,278,147
Balances as of December 31, 2001, restated	743,832,801	115,657,480	1,598,594	453,369,870	(386,645)	4,277,358	1,318,349,456
2002
Balances as of January 1, 2002	715,017,592	111,177,044	1,536,666	435,806,854	(371,667)	4,111,658	1,267,278,147
Transfer of 2001 net income to retained earnings	—	—	—	4,111,658	—	(4,111,658)	—
Absorption of subsidiary start-up accumulated deficit	—	—	—	(371,667)	371,667	—	—
Final 2001 dividend	—	—	—	(1,233,497)	—	—	(1,233,497)
Currency translation adjustment	—	—	362,843	—	—	—	362,843
Price-level restatement	21,450,528	3,335,312	25,227	13,151,868	—	—	37,962,935
Net loss for the year	—	—	—	—	—	(17,680,376)	(17,680,376)
Balance as of December 31, 2002	736,468,120	114,512,356	1,924,736	451,465,216	—	(17,680,376)	1,286,690,052
Balances as of December 31, 2002, restated	743,832,801	115,657,480	1,943,983	455,979,868	—	(17,857,180)	1,299,556,952
2003
Balances as of January 1, 2003	736,468,120	114,512,356	1,924,736	451,465,216	—	(17,680,376)	1,286,690,052
Transfer of 2002 loss to retained earnings	—	—	—	(17,680,376)	—	17,680,376	—
Increase for capitalization of share premium	114,512,356	(114,512,356)	—	—	—	—	—
Final 2002 dividend	—	—	—	(16,750,249)	—	—	(16,750,249)
Currency translation adjustment	—	—	(2,721,166)	—	—	—	(2,721,166)
Price-level restatement	8,509,805	—	5,231	4,369,992	—	—	12,885,028
Net income for the year	—	—	—	—	—	10,133,882	10,133,882
Balance as of December 31, 2003	859,490,281	—	(791,199)	421,404,583	—	10,133,882	1,290,237,547

In accordance with Article 10 of Corporation Law 18,046, restatement of paid-in capital has been incorporated to account.

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, continued
(Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2003 and thousands of US Dollars, except as indicated)

20.    Equity, continued:

(a)    Paid-in capital:

As of December 31, 2003, the Company's paid-in capital is as follows:

Number of shares:

Series	No. of subscribed shares	No. of paid shares	No. of shares with voting rights
A	873,995,447	873,995,447	873,995,447
B	83,161,638	83,161,638	83,161,638

Paid-in capital:

Series	Subscribed Capital ThCh$	Paid-in Capital ThCh$
A	784,814,326	784,814,326
B	74,675,955	74,675,955

On July 11, 2003, the Extraordinary Shareholders' Meeting agreed to increase stock capital, due to capitalization of the share premiums in the amount of ThCh$114,512,356.

(b)    Shareholder distribution:

In accordance with Circular No. 792 of the Chilean Superintendency of Securities and Insurance, the distribution of shareholders based on their participation in the Company as of December 31, 2003 is as follows:

Type of shareholder	Percentage of Total holdings %	Number of shareholders
10% holding or more	58.08	2
Less than 10% holding:
Investment equal to or exceeding UF 200	41.21	2,296
Investment under UF 200	0.71	11,640
Total	100.00	13,938
Controlling shareholders	43.64	1

(c)    Dividends policy:

As established in Law No. 18,046, except when it is otherwise agreed upon at the general Shareholders' Meeting with the unanimous vote of the outstanding shares, when there is net income, at least 30% should be distributed as dividends.

On April 5, 2002, the General Shareholders' Meeting agreed to the pay a dividend of ThCh$1,233,497 (historical) out of retained earnings which was paid on May 15, 2002.

On April 4, 2003, the Ordinary Shareholders' Meeting was informed of the dividend distribution policy proposed by the Board of Directors for 2003:

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, continued
(Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2003 and thousands of US Dollars, except as indicated)

20.    Equity, continued:

Distribution for 2003, of at least 30% of net income of the same year will be the percentage equal to that required by law – by means of a final dividend in May 2004, which will be proposed at the corresponding General Shareholders' Meeting.

On June 11, 2003, the Extraordinary Shareholders' Meeting agreed to pay a dividend of ThCh$ 16,750,249 (historical), out of retained earnings as of December 31, 2002, which was paid on July 31, 2003.

(d)    Other reserves:

This movement corresponds to the net effect of the adjustment for conversion difference in accordance with Technical Bulletin No. 64 used by the Chilean Accountants Association.

	Amount
	December 31, 2002 ThCh$	Price-level restatement ThCh$	Net Movement ThCh$	Balance as of December 31, 2003 ThCh$
Total	1,924,736	5,231	(2,721,166)	(791,199)

(e)    Subsidiary development stage deficit:

The Ordinary Shareholders' Meeting held on April 5, 2002, approved absorption of the accumulated deficit in the development period as of December 31, 2001, for the subsidiaries Telefónica Gestión de Servicios Compartidos S.A. and Infoera S.A.

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, continued
(Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2003 and thousands of US Dollars, except as indicated)

21.    Income and Expenses:

(a)    Operating revenues and expenses:

The detail of operating revenue and expenses is as follows:

	2001 ThCh$	2002 ThCh$	2003 ThCh$
Operating revenues

Revenues from sale of services	867,336,029	792,463,176	730,663,326
Revenues from sale of equipment and projects	61,898,972	77,261,767	82,126,888
Total operating revenues	929,235,001	869,724,943	812,790,214
Depreciation and amortization	258,059,417	263,645,589	263,687,423
Salaries and employee benefits	102,161,011	80,361,842	56,839,346
Cost of long distance services and interconnections	50,588,603	70,302,106	74,444,387
Cost of sales of equipment and projects	76,013,116	54,391,341	53,581,364
Provision for doubtful accounts	20,741,434	26,261,077	28,292,476
Contracts with third parties	59,739,916	45,269,824	37,079,782
Cost of sales of information development	31,236,370	13,646,105	—
Vehicle, office and equipment rentals	11,965,838	11,650,863	10,024,869
Materials (includes obsolescence provisions)	5,227,402	6,201,482	3,755,321
Pole rental	5,657,717	5,493,267	4,539,981
Telephone directory printing	3,671,328	5,099,140	6,481,778
Others	28,603,908	23,880,649	15,544,498
Total operating costs	653,666,060	606,203,285	554,271,225
Gross profit	275,568,941	263,521,658	258,518,989

Depreciation includes ThCh$14,103,031, ThCh$18,202,682 and ThCh$19,573,103 in 2001, 2002 and 2003, respectively, for capitalized interest.

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, continued
(Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2003 and thousands of US Dollars, except as indicated)

21.    Income and Expenses, continued

(b)    Other non-operating income:

The detail of other non-operating income is as follows:

Other non operating income	2001 ThCh$	2002 ThCh$	2003 ThCh$
Adjustment of Terra Network to market value	—	—	3,364,037
Damage indemnities	37,579	—	2,095,798
Suppliers fines	—	—	543,999
Gain on sale of shares	—	1,802,100	—
Compensation for premature termination of contract with Publiguías	11,502,939	—	1,567,677
Net gain on sale in subsidiary Sonda (a)	—	7,953,118	3,558,280
Net gain on sale of Property, plant and equipment	408,108	921,198	—
Dividends received	—	174,230	—
Extraordinary recovery of written off accounts	—	889,586	—
Administrative services	888,654	76,163	—
Gain on sale of investment	1,673,982	—	—
Insurance recovery	242,688	—	—
Others	973,825	1,537,344	1,204,077
Total	15,727,775	13,353,739	12,333,868

a)	Corresponds to net gain from selling 25% and 35% ownership in Sonda S.A for 2002 and 2003 respectively, originated by the difference between the amount received of ThCh$ 28,729,933 and ThCh$33,388,363 for 2002 and 2003 and the book value of the investment, excluding goodwill.

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, continued
(Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2003 and thousands of US Dollars, except as indicated)

21.    Income and Expenses, continued

(c)    Other non-operating expenses:

The detail of other non-operating expenses is as follows:

	2001 ThCh$	2002 ThCh$	2003 ThCh$
Other non operating expenses:
Lawsuit indemnities and other provisions	2,107,714	3,147,034	869,503
Depreciation and write off of out of service property, plant and equipment (1)	2,191,603	2,022,212	8,163,006
Provision for decrease in market value – Terra Networks S.A.	3,617,850	7,642,364	—
Tax recovery difference	—	543,011	—
Donations	—	—	525,676
Restructuring costs (2)	19,150,834	15,376,678	—
Extraordinary charges for write off of Mobile business	5,257,668	—	—
Inventory write off	1,066,057	—	—
Accounts receivable write off	158,792	—	—
Charges for non-provisioned taxes	546,500	281,408	—
Differences in appraisal of mobile services	3,297,000	—	—
Provision for lower market value of other investments	388,566	—	—
Medical costs	407,302	—	—
Others	7,393,473	9,246,039	2,912,851
Total	45,583,359	38,258,746	12,471,036

(1)	As of December 2003 other non-operating expenses is made up mainly of the depreciation of the La Serena Cable TV network and in 2002 includes depreciation of the Concepción Cable TV network (assets temporarily out of service) not transferred in the sale of subsidiary Multimedia to Cordillera Comunicaciones.

(2)	As of December 2002, a Company restructuring plan materialized. The mentioned plan mainly considered a reordering of the Company's business and termination of approximately 1,070 employees.

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, continued
(Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2003 and thousands of US Dollars, except as indicated)

22.    Price-level restatement:

The detail of price-level restatement is as follows:

Assets (Charges) Credits	Indexation	2001 ThCh$	2002 ThCh$	2003 ThCh$
Inventories	C.P.I.	955,466	489,790	88,670
Prepaid expenses	C.P.I.	(18,792)	5,758	5,098
Prepaid expenses	U.F.	6,320	(2,548)	27,969
Other current assets	C.P.I.	2,560,968	911,133	663,578
Other current assets	U.F.	(16,486,857)	(6,714,886)	(6,258,474)
Short and long-term deferred taxes	C.P.I.	4,160,676	4,756,580	1,472,434
Property, plant and equipment	C.P.I.	67,711,308	60,808,949	18,824,441
Investments in related companies	C.P.I.	1,213,335	712,870	440,304
Goodwill	C.P.I.	7,072,217	6,275,363	1,816,503
Long-term debtors	C.P.I.	(106,621)	3,210	—
Long-term debtors	U.F.	(5,553,957)	(4,813,400)	(1,283,879)
Other long-term assets	C.P.I.	787,196	900,864	230,917
Other long-term assets	U.F.	10,765,933	9,247,565	2,277,699
Expense accounts	C.P.I.	8,948,008	15,459,608	155,848
Total Credits		82,015,200	88,040,856	18,461,108

Liabilities – Shareholders' Equity (Charges) Credits	Indexation	2001 ThCh$	2002 ThCh$	2003 ThCh$
Short-term obligations	C.P.I.	(345,227)	(415,234)	40,086
Short-term obligations	U.F.	(11,978,820)	(18,676,331)	(1,716,641)
Long-term obligations	C.P.I.	(903,359)	(235,908)	(13,110)
Long-term obligations	U.F.	(14,224,035)	(14,162,297)	(3,211,488)
Shareholders' equity	C.P.I.	(39,503,892)	(38,342,564)	(12,885,028)
Revenue accounts	C.P.I.	(13,567,724)	(22,434,946)	(298,602)
Minority interest	C.P.I.	(1,185,940)	—	—
Total Charges		(81,708,997)	(94,267,280)	(18,084,783)

Income (Loss) net from price-level restatement		306,203	(6,226,426)	376,325

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, continued
(Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2003 and thousands of US Dollars, except as indicated)

23.    Exchange differences:

The detail of exchange differences is as follows:

Assets (Charges) Credits	Currency	2001 ThCh$	2002 ThCh$	2003 ThCh$
Inventories	US$	—	58,180	—
Other current assets	US$	123,097,563	36,490,042	(6,373,787)
Other current assets	EURO	1,642,509	(249,071)	(6,333,205)
Property, plant and equipment	US$	45,090	1,188	—
Property, plant and equipment	OTHER	(4,488)	—	—
Goodwill	US$	(1,385,632)	—	—
Long-term receivables	US$	23,666,256	25,430,460	330,862
Long-term receivables	EURO	—	—	(6,908,485)
Other long-term assets	US$	915,883	(292,001)	(378,197)
Other long-term assets	EURO	93,904	146,210	105,583
Prepaid expenses	US$	6,175	65	—
Total Credits (Charges)		148,077,260	61,585,073	(19,557,229)

Liabilities (Charges) Credits	Currency	2001 ThCh$	2002 ThCh$	2003 ThCh$
Short-term obligations	US$	(18,690,768)	(3,285,654)	(98,694,883)
Short-term obligations	EURO	(5,049,047)	10,352,983	1,850,043
Short-term obligations	DM	(34,056)	—	—
Short-term obligations	OTHER	(82,504)	—	—
Long-term obligations	US$	(122,838,887)	(61,202,710)	105,526,161
Long-term obligations	EURO	535,797	(10,264,923)	11,134,239
Long-term obligations	DM	331	—	—
Long-term obligations	OTHER	(71,635)	(1,077)	—
Total (Charges) Credits		(146,230,769)	(64,401,381)	19,815,560

Income (Loss) net from exchange differences		1,846,491	(2,816,308)	258,331

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, continued
(Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2003 and thousands of US Dollars, except as indicated)

24.    Issuance and placement of shares and debt expense:

The detail of this item is as follows:

	Short-term		Long-term
	2002	2003	2002	2003
	ThCh$	ThCh$	ThCh$	ThCh$
Higher discount rate of bonds to be amortized	1,779,688	1,212,862	4,219,206	2,116,204
Disbursements made for issuance of bond placement	704,771	499,417	4,670,069	3,424,200
Total	2,484,459	1,712,279	8,889,275	5,540,404

These items are classified in Other Current Assets and Other Long-term Assets, as applicable and are amortized over the term of the respective bonds, as described in Note 16 "Bonds payable".

25.    Cash flows:

Financing and investment activities that did not generate cash flows during the year, but that involve future cash flows are as follows:

a)	Financing activities: The detail of financing activities that involve future cash flows are as follows:

Loans paid	— see Notes No. 14 and 15

Bonds payable	— see Notes No. 16

b)    Investment activities:    Investment activities that involve future cash flows are as follows:

	Maturity year	ThCh$
Zero	2004	5,320,448
Zero	2005	16,554,591
PRD	2004	3,562,800
BCD	2004	13,063,600

c)    Cash and cash equivalents:

	2002 ThCh$	2003 ThCh$
Cash and bank	17,010,423	19,342,775
Time deposits	2,442,662	5,377,980
Resale agreements	—	8,301,477
Mutual funds	1,790,441	308,425
Total	21,243,526	33,330,657

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, continued
(Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2003 and thousands of
US Dollars, except as indicated)

26.    Derivative Contracts:

The detail of derivative contracts is as follows:

TYPE OF DERIVATIVE	TYPE OF CONTRACT	CONTRACT VALUE	DUE DATE	SPECIFIC ITEM	POSITION PURCHASE SALE	HEDGED ITEM OR TRANSACTION		AMOUNT OF HEDGED ITEM	AFFECTED ACCOUNTS
									ASSET/LIABILITY		EFFECT ON INCOME
						NAME	AMOUNT OF ITEM		NAME	AMOUNT	REALIZED	UNREALIZED
		ThCh$					ThCh$	ThCh$		ThCh$		ThCh$
FR	CI	164,800,000	I Quart. 2004	Exchange rate	P	Debts. in US$	164,800,000	97,858,240	asset	97,858,240	—	(21,410,868)
									liabilities	(113,467,520)
FR	CI	10,000,000	II Quart. 2004	Exchange rate	P	Debts. in US$	10,000,000	5,938,000	asset	5,938,000	—	(1,264,979)
									liabilities	(5,886,843)
FR	CI	80,000,000	III Quart. 2004	Exchange rate	P	Debts. in US$	80,000,000	47,504,000	asset	47,504,000	—	(10,243,763)
									liabilities	(54,907,878)
FR	CI	40,000,000	IV Quart. 2004	Exchange rate	P	Debts. in US$	40,000,000	23,752,000	asset	23,752,000	—	(5,229,910)
									liabilities	(26,508,610)
FR	CI	15,000,000	I Quart. 2005	Exchange rate	P	Debts. in US$	15,000,000	8,907,000	asset	8,907,000	—	(1,891,603)
									liabilities	(9,770,325)
FR	CI	25,000,000	II Quart. 2005	Exchange rate	P	Debts. in US$	25,000,000	14,845,000	asset	14,845,000	—	(3,224,325)
									liabilities	(16,089,745)
FR	CI	19,000,000	III Quart. 2006	Exchange rate	P	Debts. in US$	19,000,000	11,282,200	asset	11,282,200	—	(2,280,833)
									liabilities	(11,446,682)
FR	CCPE	48,900,000	I Quart. 2004	Exchange rate	P	Debts. in US$	48,900,000	29,036,820	asset	29,036,820	—	(7,034,595)
									liabilities	(34,346,329)
FR	CCPE	159,284,132	II Quart. 2004	Exchange rate	P	Debts. in US$	159,284,132	94,582,917	asset	94,582,917	—	(18,468,438)
									liabilities	(111,644,040)
FR	CCPE	125,500,000	III Quart. 2004	Exchange rate	P	Debts. in US$	125,500,000	74,521,900	asset	74,521,900	—	(13,449,664)
									liabilities	(86,631,862)
FR	CCPE	161,700,000	IV Quart. 2004	Exchange rate	P	Debts. in US$	161,700,000	96,017,460	asset	96,017,460	—	(7,953,493)
									liabilities	(101,797,072)
FR	CCPE	79,300,000	I Quart. 2005	Exchange rate	P	Debts. in US$	79,300,000	47,088,340	asset	47,088,340	—	(1,531,532)
									liabilities	(47,173,770)

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, continued
(Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2003 and thousands of
US Dollars, except as indicated)

TYPE OF DERIVATIVE	TYPE OF CONTRACT	CONTRACT VALUE	DUE DATE	SPECIFIC ITEM	POSITION PURCHASE SALE	HEDGED ITEM OR TRANSACTION		AMOUNT OF HEDGED ITEM	AFFECTED ACCOUNTS
									ASSET/LIABILITY		EFFECT ON INCOME
						NAME	AMOUNT OF ITEM		NAME	AMOUNT	REALIZED	UNREALIZED
		ThCh$					ThCh$	ThCh$		ThCh$		ThCh$
FR	CCPE	135,000,000	III Quart. 2004	Exchange rate	P	Debts. in EURO	135,000,000	100,568,250	asset	100,568,250	—	16,581,571
									liabilities	(84,481,519)
FR	CCPE	13,000,000	I Quart. 2004	Exchange rate	P	Debts. in US$	13,000,000	7,719,400	asset	7,719,400	—	(1,538,067)
									liabilities	(9,484,042)
FR	CCPE	54,000,000	II Quart. 2004	Exchange rate	P	Debts. in US$	54,000,000	32,065,200	asset	32,065,200	—	(5,649,438)
									liabilities	(38,514,064)
FR	CCPE	13,000,000	III Quart. 2004	Exchange rate	P	Debts. in US$	13,000,000	7,719,400	asset	7,719,400	—	(239,535)
									liabilities	(7,992,305)
FR	CCPE	7,000,000	IV Quart. 2004	Exchange rate	P	Debts. in US$	7,000,000	4,156,600	asset	4,156,600	—	(335,370)
									liabilities	(4,644,722)
FR	CCPE	4,000,000	I Quart. 2005	Exchange rate	P	Debts. in US$	4,000,000	2,375,200	asset	2,375,200	—	(24,440)
									liabilities	(2,385,092)
FR	CCPE	3,112,790	III Quart. 2004	Exchange rate	P	Debts. in EURO	3,112,790	1,848,375	asset	1,848,375	—	(214,316)
									liabilities	(2,088,166)
S	CCTE	150,000,000	I Quart. 2004	Interest rate	P	Debts. in US$	150,000,000	—	liabilities	(126,138)	(6,305,464)	(126,138)
S	CCPE	100,000,000	III Quart. 2004	Interest rate	P	Debts. in EURO	100,000,000	—	asset	1,141,139	(673,665)	1,141,139
Income to be deferred for exchange insurance to be amortized									liabilities	(1,978,671)	906,086	2,287,465
Costs to be deferred for exchange insurance to be amortized									asset	879,069	(782,860)	(1,772,045)
Exchange insurance expired during the year ( net )											(29,859,719)
Total											(36,715,622)	(83,873,177)

Types of derivatives:	Type of Contract:
FR: Forward	CCPE: Hedge contract for existing items
S : Swap	CCTE: Hedge contract for anticipated items
CI: Investment hedge contract

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, continued
(Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2003, and thousands of US Dollars, except as indicated)

27.    Contingencies and restrictions:

a)	Lawsuits:

(i)    Complaints filed by VTR Telefónica S.A.:

On June 30, 2000, VTR Telefónica S.A. filed an ordinary suit for the collection of access charges in the amount of ThCh $ 2,500,000, based on the differences that would arise from the lowering of access charges rates due to Rate Decree No. 187 of Telefónica CTC. First instance sentence accepted the complaint of VTR and the compensation alleged by Telefónica CTC. The Company filed a motion to vacate and appeal, which is currently in process.

(ii)    Labor lawsuits:

In the course of normal operations, labor lawsuits have been filed against the Company in the First Instance Court.

To date, among others, there are certain labor lawsuits involving former employees who claim wrongful dismissal. These employees did not sign termination releases or receive staff severance indemnities. On various occasions the Supreme Court has received the sentences handed down on the matter, accepting the thesis of the Corporation, ratifying the validity of the terminations.

In addition, there are other lawsuits involving former employees whose staff indemnities have been paid and their termination releases signed, who in spite of having accepted voluntary retirement plans or having been terminated due to the Company's needs, intend to have them declared void. Of these lawsuits, to date, two have been favorable to the Company, rejecting the voidance.

Certain Syndicates have filed complaints before the Santiago Labor Courts, requesting indemnities for various concepts.

(iii)   Complaint against Chilean government:

Telefónica CTC Chile continued its efforts to have illegalities incurred in the drafting of Decree 187 which set its rates, corrected. Of note is the presentation of an administrative replacement recourse. Subsequent to the negative response from the Authority, Telefónica CTC Chile filed an indemnity complaint against the Government for illegalities incurred in the rate setting process.

The complaint was for US$274 million, plus readjustments and interest, and covers past and future damages until May 2004, due to having to charge lower rates than those that should legally have been set.

The Third Civil Court of Santiago accepted the complaint, and notified the Government. Once the answer from the Government had been received, as well as its defense arguments with which the discussion period ends, the Court of Justice dictated the writ of evidence, defining the pertinent, substantial and disputed evidence. To date, the complaint is at the evidential stage, during which Telefónica CTC Chile has provided abundant testimonial evidence.

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, continued
(Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2003, and thousands of US Dollars, except as indicated)

27.    Contingencies and restrictions, continued:

(iv)    Manquehue Net:

On June 24, 2003, Telefónica CTC Chile filed a forced compliance of contracts complaint with damage indemnity before the mixed arbitration court of Mr. Victor Vial del Río against Manquehue Net, in the amount of Ch $3,647,689,175 in addition to accruals during substantiation of the proceeding. Likewise, and on the same date, Manquehue Net filed a compliance with discounts complaint (in the amount of UF 107,000), in addition to an obligation to perform complaint (signing of a 700 services contract). To date the discussion period has expired and the evidence stage is pending.

In the opinion of Management and their internal legal counsel, the risk that the Company will be condemned to paying the amounts claimed in the previously mentioned lawsuits, is remote. Management considers it improbable that the Company's income, cash flows, or equity will be significantly affected by these loss contingencies. As a consequence, no provision has been established in relation to the any of the suits mentioned above.

b)	Financial restrictions:

In order to carry out its investment plans, the Company obtained financing in the local and foreign market (notes 14, 15 and 16), which establish among others: maximum debt clauses that the Company may have, interest and cash flow coverage.

The maximum debt ratio for these contracts is 1.60, whereas the interest coverage ratio cannot be less than 3.00 and lastly the cash flow ratio must be equal to or greater than 0.166.

Non-compliance with these clauses implies that all the obligations included in these financing contracts will become due.

As of December 31, 2003 the Company meets all of the financial restrictions.

c)	Performance bonds for frequencies awarded to Telefonía Móvil:

On July 18, 2002 three 10 Mhz frequencies on the 1,900 Mhz band were put out to tender. Telefónica Móvil de Chile was awarded two frequencies (20 Mhz) for UF 544,521 equivalent to US$ 12.8 million. Therefore, Telefónica Móvil de Chile has had to issue performance guarantee deposits, obtained from its banks, in favor of the Telecommunications Subsecretary.

28.    Third party guarantees:

a)	Purchase of VTR L.D. S.A.

In relation to the purchase of VTR L.D. S.A. (CTC Globus S.A.), VTR S.A. (in which Telefónica CTC Chile S.A. does not participate), declared that regarding any contingency that arose before the purchase and sale contract (dated October 14, 1998) and that was not declared at that time, VTR S.A. shall be solely and exclusively responsible for settling it up to approximately US$10 million, granting guarantees to cover said contingencies. Those guarantees expired on December 27, 2001.

On December 26, 2001 the parties renewed the guarantees for US$ 2.5 million which expired on December 27, 2003.

On June 14, 2002, the parties signed a release which resulted in a payment by VTR S.A. amounting to US$ 2 million.

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, continued
(Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2003 and thousands of US Dollars, except as indicated)

29.    Local and Foreign Currency:

The detail of local and foreign currency is as follows:

Description	Currency	2002	2003
		ThCh$	ThCh$
Total current assets:		450,847,644	420,683,512
Cash	Non-indexed Ch$	16,581,348	14,142,665
	Dollars	186,593	5,191,616
	Euros	242,483	8,494
Time deposits	Indexed Ch$	265,273	269,023
	Dollars	2,177,388	5,108,957
Marketable securities	Indexed Ch$	9,693,490	308,426
	Non-indexed Ch$	1,659,004	—
	Dollars	66,227,656	42,901,257
Notes and accounts receivable (a)	Indexed Ch$	5,840,272	578,837
	Non-indexed Ch$	234,237,547	231,368,179
Notes and accounts receivable from related companies	Non-indexed Ch$	5,387,866	8,286,310
	Dollars	11,897,201	10,248,176
Other current assets (b)	Indexed Ch$	52,567,317	57,624,266
	Non-indexed Ch$	27,452,688	24,633,749
	Dollars	15,807,893	19,766,857
	Euros	623,625	246,700

Total property, plant and equipment:		1,958,434,170	1,829,867,928
Property, plant and equipment and accumulated depreciation	Indexed Ch$	1,958,434,170	1,829,867,928
Total other long-term assets		305,975,224	244,429,371
Investment in related companies	Indexed Ch$	42,879,689	10,022,457
Investment in other companies	Indexed Ch$	3,854	3,854
Goodwill	Indexed Ch$	181,198,599	158,129,169
Other long-term assets (c)	Indexed Ch$	50,368,879	52,827,449
	Non-indexed Ch$	6,535,665	7,436,309
	Dollars	24,667,003	16,010,133
	Euros	321,535	—
Total assets:		2,715,257,038	2,494,980,811
	Indexed Ch$	2,301,251,543	2,109,631,409
	Non-indexed Ch$	291,854,118	285,867,212
	Dollars	120,963,734	99,226,996
	Euros	1,187,643	255,194

(a)	Includes the following balance sheet accounts: Trade Accounts Receivable, Notes Receivable and Miscellaneous Accounts Receivable.

(b)	Includes the following balance sheet accounts: Inventories, Recoverable Taxes, Prepaid Expenses, Deferred Taxes and Other Current Assets.

(c)	Includes the following balance sheet accounts: Long-term Debtors, Notes and Accounts Receivable from Related Companies, Intangibles, Amortization and Others.

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, continued
(Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of
December 31, 2003 and thousands of US Dollars, except as indicated)

29.    Local and foreign currency, continued:

A summary of the current liabilities in local and foreign currency is as follows:

		Up to 90 days				90 days up to 1 year
		2002		2003		2002		2003
DESCRIPTION	Currency	Amount	Average annual interest	Amount	Average annual interest	Amount	Average annual interest	Amount	Average annual interest
		ThCh$	%	ThCh$	%	ThCh$	%	ThCh$	%
Short-term obligations with banks and financial institutions	Indexed Ch$	—	—	—	—	9,283,360	0.78	—	—
	Non-indexed Ch$	—	—	9,948,701	3.24	—	—	9,379,587	3.36
Short-term portion of obligations with banks and financial institutions	Indexed Ch$	115,732	—	60,365,638	1.85	9,823,909	0.90	—	—
	Dollars	25,046,967	2.30	19,793,727	1.69	112,767,105	2.40	3,188,841	1.71
Bonds payable	Indexed Ch$	—	—	1,703,457	5.89	8,050,674	5.78	1,523,738	5.89
	Dollars	11,221,249	—	8,820,261	—	—	—	—	—
	Euros	—	—	—	—	2,649,358	—	100,657,772	5.38
Long-term obligations maturing within a year	Indexed Ch$	433,145	8.95	439,365	8.91	61,512	8.89	8,343	8.84
Notes and accounts payable to related parties	Non-indexed Ch$	—	—	—	—	—	—	263,952	—
	Dollars	9,082,650	—	24,698,052	—	3,013,308	—	—	—
Other current liabilities (d)	Indexed Ch$	1,683,605	—	—	—	392,453	—	73,171,912	—
	Non-indexed Ch$	182,793,578	—	164,741,922	—	1,119,248	—	8,714	—
	Dollars	5,677,406	—	8,881,812	—	—	—	—	—
TOTAL CURRENT LIABILITIES		236,054,332		299,392,935		147,160,927		188,202,859
Subtotal by currency	Indexed Ch$	2,232,482	—	62,508,460	—	27,611,908	—	74,967,945	—
	Non-indexed Ch$	191,876,228	—	199,388,675	—	4,132,556	—	9,388,301	—
	Dollars	41,945,622	—	37,495,800	—	112,767,105	—	3,188,841	—
	Euros	—	—	—	—	2,649,358	—	100,657,772	—

(d)	Includes the following balance sheet accounts: Dividends payable, Accounts payable, Notes payable, Miscellaneous accounts payable, Accruals, Withholdings taxes, Unearned Income and Other current liabilities.

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, continued
(Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of
December 31, 2003 and thousands of US Dollars, except as indicated)

29.    Local and Foreign Currency, continued:

A summary of the long term and liabilities in local and foreign currency is as follows:

		1 to 3 years		3 to 5 years		5 to 10 years		more than 10 years
		2002		2002		2002		2002
		Amount	Average annual interest rate	Amount	Average annual interest rate	Amount	Average annual interest rate	Amount	Average annual interest rate
		ThCh$	%	ThCh$	%	ThCh$	%	ThCh$	%
LONG-TERM LIABILITIES
Obligations with banks and financial institutions	Indexed Ch$	60,120,600	0.52	112,767,106	2.38	—	—	—	—
	Dollars	247,845,511	2.73	—	—	—	—	—	—
Bonds payable	Indexed Ch$	7,412,533	5.78	9,462,420	5.85	32,624,303	6.17	57,556,967	6.57
	Dollars	—	—	290,318,440	8.00	—	—	—	—
	Euros	119,939,914	5.38	—	—	—	—	—	—
Other long-term liabilities (e)	Indexed Ch$	20,112,335	—	5,651,053	—	8,122,409	—	11,418,241	—
	Non-indexed Ch$	3,163,561	—	448,736	—	1,105,787	—	18,804,972	—
	Dollars	24,456,253	3.00	—	—	—	—	—	—
TOTAL LONG-TERM LIABILITIES		483,050,707		418,647,755		41,852,499		87,780,180
Subtotal by currency	Indexed Ch$	87,645,468	—	127,880,579	—	40,746,712	—	68,975,208
	Non-indexed Ch$	3,163,561	—	448,736	—	1,105,787	—	18,804,972
	Dollars	272,301,764	—	290,318,440	—	—	—	—
	Euros	119,939,914	—	—	—	—	—	—

		1 to 3 years		3 to 5 years		5 to 10 years		more than 10 years
		2003		2003		2003		2003
		Amount	Average annual interest rate	Amount	Average annual interest rate	Amount	Average annual interest rate	Amount	Average annual interest rate
		ThCh$	%	ThCh$	%	ThCh$	%	M$	%
LONG-TERM LIABILITIES
Obligations with banks and financial institutions	Dollars	190,675,523	2.27	115,791,000	2.24	—	—	—	—
Bonds payable	Indexed Ch$	4,211,687	6.20	6,262,597	6.38	24,629,218	6.52	46,346,888	6.68
	Dollars	230,207,353	8.01	—	—	—	—	—	—
Other long-term liabilities (e)	Indexed Ch$	12,736,955	—	7,314,549	—	16,878,698	—	17,303,524	—
	Non-indexed Ch$	1,779,824	—	534,498	—	1,188,985	—	19,433,459	—
	Dollars	20,488,463	2.07	—	—	—	—	—	—
TOTAL LONG-TERM LIABILITIES		460,099,805		129,902,644		42,696,901		83,083,871
Subtotal by currency	Indexed Ch$	16,948,642	—	13,577,146	—	41,507,916	—	63,650,412
	Non-indexed Ch$	1,779,824	—	534,498	—	1,188,985	—	19,433,459
	Dollars	441,371,339	—	115,791,000	—	—	—	—

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, continued
(Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2003 and thousands of US Dollars, except as indicated)

30.    Sanctions:

On November 14, 2003 the Company was notified by the Superintendency of Securities and Insurance, in Resolution No. 351 that the General Manager of Globus 120 S.A. had been sanctioned for 10 Unidades de Fomento.

31.    Subsequent events:

a)    Renegotiation of BBVA loan.

On January 16, 2004, Telefónica CTC Chile and BBVA N.Y., agreed to extend the bilateral loan originally granted on January 21, 1998. Renewal was for a 1-year term, expiring on January 21, 2005. The amount of the loan is US$ 25 million, with an interest rate of Libor 180 days plus a margin of 50 bps.

b)    Mobile telephone service rate decree.

On January 21, 2004, the Ministries of Transport and Telecommunications and Economy, set the rate decree that sets the levels, structure and rates of indexation mechanisms for the interconnection rates of mobile telephony companies by the Contraloría General de la República.

In the period between January 1 and 23, 2004, there have been no other subsequent events except for those mentioned, which significantly affect the financial statements.

32.    Environment:

In the opinion of Management and in-house legal counsel, the nature of the Company's operations do not directly or indirectly affect the environment therefore, as of the closing date of these consolidated financial statements, no resources have been committed or payments made for non-compliance with municipal ordinances or any other regulatory bodies.

33.    Accounts payable:

The detail of the accounts payable balance is as follows:

	2002 ThCh$	2003 ThCh$
Suppliers
Local	95,934,635	103,346,549
Foreign	8,277,711	7,030,294
Local carrier service	11,552,802	10,162,106
Provision for advances on work in progress	35,620,358	11,160,540
Total	151,385,506	131,699,489

COMPAÑÍA DE TELECOMUNICACIONS DE CHILE S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, continued
(Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of
December 31, 2003 and thousands of US Dollars, except as indicated)

34.	Differences Between Chilean And United States Generally Accepted Accounting Principles

For the year 2003, the Company prepared its consolidated balance sheets as of December 31, 2002 and 2001, respectively, and its consolidated statements of income and cash flows for each of the three years in the period ended December 31, 2003 in its 20-F filing for the year ended December 31, 2003 in conformity with accounting principles generally accepted in Chile ("Chilean GAAP") with a reconciliation to net income (loss) for each of the three years in the period ended December 31, 2003, and a reconciliation to shareholders' equity as of December 31, 2002 and 2003, respectively, applying accounting principles generally accepted in the United States of America ("US GAAP"). This presentation is in accordance with Item 18 of the SEC Rules and Regulations.

I.- Differences in measuring methods

The Company's consolidated financial statements are prepared in accordance with generally accepted accounting principles ("GAAP") in Chile, which differ in certain respects from US GAAP.

Under Chilean GAAP, financial statements are restated to reflect the full effects of the gain (loss) in the purchasing power of the Chilean peso on the financial position and results of operations of reporting entities. The method is based on a model that enables calculation of net inflation gains or losses caused by monetary assets and liabilities exposed to changes in the purchasing power. The model prescribes that the historical cost of such accounts be restated for general price-level changes between the date of origin of each item and the year-end.

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

As mentioned in note 2(l), in accordance with standards issued by the SVS in 1985, the property, plant and equipment of the Company subject to its regulation are allowed to be revalued pursuant to a technical appraisal. The difference between the book value prior to revaluation and the revalued amount is included in equity as a surplus on account of such technical appraisal, and is subject to Chilean inflation adjustment and depreciation. Under U.S. GAAP, such revaluations are not performed. The effects of the reversal of this revaluation, as well as of the related accumulated depreciation expense for the year are shown under paragraph (t) below.

(b)	Investment in Securities:

Under Chilean GAAP, investments in securities are accounted for at the lower of cost or market value. Under U.S. GAAP, marketable securities are classified as trading, held-to-maturity or available-for-sale. Those securities classified as trading are carried at their fair value, with realized and unrealized gains and losses recognized currently in earnings. Available-for-sale securities are also carried at fair value, with unrealized gains and losses recorded in shareholders' equity. Securities classified as held-to-maturity are carried at

COMPAÑÍA DE TELECOMUNICACIONS DE CHILE S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, continued
(Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of
December 31, 2003 and thousands of US Dollars, except as indicated)

amortized cost. During 2001 and 2002, the Company recorded other-than-temporary impairment charges of ThCh$7,639,108 and ThCh$4,802,060, respectively, for Terra Networks (See (t) below). For Chilean GAAP purposes, in each of the three years, instruments in securities available–for-sale were recorded at the lower of cost or market. The effects of the reversal of the unrealized losses that were considered to be temporary and those unrealized gains/losses on available- for-sale securities which would have been recorded in equity in U.S. GAAP for each year are included in paragraph (t) below.

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

Under U.S. GAAP, companies must account for deferred taxes in accordance with Statements of Financial Accounting Standards ("SFAS") No. 109 "Accounting for Income Taxes", which requires an asset and liability approach for financial accounting and reporting of income taxes, under the following basic principles: (i) a deferred tax liability or asset is recognized for the estimated future tax effects attributable to temporary differences and tax loss carry forwards; (ii) the measurement of deferred tax liabilities and assets is based on the provisions of the enacted tax law and the effects of future changes in tax laws or rates are not anticipated; and (iii) the measurement of deferred tax assets is reduced by a valuation allowance, if based on the weight of available evidence, it is more likely than not that some portion of the deferred tax assets will not be realized.

Temporary differences are defined as any difference between the financial reporting basis and the tax basis of an asset and liability that at some future date will reverse, thereby resulting in taxable income or expense. Temporary differences ordinarily become taxable or deductible when the related asset is recovered or the related liability is settled. A deferred tax liability or asset represents the amount of taxes payable or refundable in future years under currently enacted tax rates as a result of temporary differences at the end of the current year. The effects of the differences, primarily related to the amortization of the complementary account which, does not exist in U.S. GAAP, are included under paragraph (t) below.

(d)	Capitalized Interest:

Under Chilean GAAP, all interest on debt directly associated with construction projects is capitalized, including interest, price-level restatement and, with respect to foreign currency borrowings, foreign currency translation gains and losses. The capitalization of interest costs associated with projects under construction is optional when incurred on debt that is not

COMPAÑÍA DE TELECOMUNICACIONS DE CHILE S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, continued
(Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of
December 31, 2003 and thousands of US Dollars, except as indicated)

directly related to such projects. In 2003 under Chilean GAAP, the Company has discontinued capitalizing interest on its construction in progress due to the lack of incurrence of new debt which could be associated with such construction and the short-term nature of the items currently being included in the construction in progress category. Because, under U.S. GAAP, capitalization of interest is required for the interest which could be avoided should expenditures for the associated assets have not been made, the adjustment in 2003 includes capitalization of interest for U.S. GAAP purposes.

Under U.S. GAAP, up until the end of 2002, the Company reverses those amounts capitalized due to foreign currency exchange gains and losses and the related monetary gain on foreign currency borrowings for construction for purposes of reconciling to U.S. GAAP.

The effects are included under paragraph (t) below.

(e)	Prior Service Cost Staff Severance:

Under Chilean GAAP, prior service cost resulting from the adoption of new severance indemnity plans was charged to income upon adoption.

Under U.S. GAAP, prior service cost was deferred, carried as an asset and amortized over the expected working life of the employer. The effects of the adjustment in assets and the corresponding amortization for the year is shown under paragraph (t) below.

(f)	Staff Severance Indemnities:

Under Chilean GAAP, staff severance indemnities are valued based on a discounted liability method. In calculating the severance liability, this method assumes that all employees will remain until retirement age and discounts the estimated liability to the balance sheet date.

Under U.S. GAAP, such amount would be recorded in accordance with SFAS N° 87, "Employer's Accounting for Pensions" using an actuarial method. This method involves calculations using variables such as workforce rotation, average salary increases, workforce mortality, retirement age and discount factors. The effects of the adjustment are included under paragraph (t) below.

(g)	Derivatives:

As described in note 26, the Company uses derivative instruments to manage exposures to foreign currency and interest rate risk. The Company's objectives for holding derivatives are to minimize these risks using the most effective methods to eliminate or reduce the impact of these exposures.

Forward exchange contracts:

The Company has forward exchange contracts between the US dollar and Chilean peso, US dollar and the U.F. and US dollar and Euro. Under Chilean GAAP, these forward exchange contracts are recorded at fair value with the changes in the fair value recorded as unrealized gains or losses. Depending on translation "hedge" unrealized gains are deferred on the deferred in the balance sheet by reclassification only. These derivatives are considered cash flow hedges of forecasted transactions. The initial premium or discount on these contracts is deferred and amortized over the life contract.

Under U.S. GAAP, these forward exchange contracts are valued at fair value with changes in fair value recognized in income.

COMPAÑÍA DE TELECOMUNICACIONS DE CHILE S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, continued
(Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of
December 31, 2003 and thousands of US Dollars, except as indicated)

The effects of the adjustment to record any deferred gains in income is included in (t).

Cross currency swap:

In 2003, the Company also entered into a cross-currency swap as a fare value hedge of its Eurobond debt. Chile GAAP, the unrealized gain associated with this contract was deferred. Under U.S. GAAP, the unrealized gains on these derivatives would be recognized in income. The adjustment is included in the reconciliation at (t).

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

The effects of the adjustment with respect to financial derivatives and embedded derivatives for the years ended December 31, 2003 and 2002 are included in the net income (loss) and shareholders' equity reconciliation to U.S. GAAP under paragraph (t) below.

(h)	Accommodation Equipment:

Since April 1, 2001, the Company loaned out phones under certain accompanying service contracts; ownership of the phones stays with the Company. The Company expenses the equipment over the average life of such service contract and capitalizes them in fixed assets.

Under U.S. GAAP, this equipment is not considered capitalized as a fixed asset (due to lack of appropriate controls which track the accommodation equipment usage) and, accordingly, these amounts are charged to expense at the date the equipment is loaned to the customer. The effects are included under paragraph (t) below.

(i)	Sales Commission Cost and Installation Costs:

On January 1, 2001 the Company changed its Chilean GAAP accounting policy for all new sales to recognize the full costs of sales commissions at the time of sale. Beginning in the year ended December 31, 2003 under Chilean GAAP, the Company capitalized its installations costs for fixed line service.

Under U.S. GAAP, as the minimum contractual revenue does not exceed the direct costs, sales commission expenses and installations costs are recognized at the time of sale. The reversal of the effect of the commission deferral booked in 2000 and reversed in 2001 for Chilean GAAP are included under paragraph (t) below. Also, the reversal of the capitalized installation costs of 2003 for the Chilean GAAP in included in paragraph (t) below.

(j)	Subsidiaries in Development Stage:

Under Chilean GAAP, costs incurred during the development stage of the subsidiary company are not charged to the income statement during the year in which they were incurred, such costs are charged directly to an equity account (subsidiary start-up deficit). U.S. GAAP requires that all such costs be charged to the income statement in the year incurred. The effects are included under paragraph (t) below.

COMPAÑÍA DE TELECOMUNICACIONS DE CHILE S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, continued
(Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of
December 31, 2003 and thousands of US Dollars, except as indicated)

(k)	Goodwill:

Under Chilean GAAP, the Company generally records goodwill or negative goodwill for the differences between the purchase price and the carrying value of the assets acquired and liabilities assumed. Circular No. 1358, dated December 3, 1997, issued by the SVS, extended the maximum amortization period of both goodwill and negative goodwill to 20 years from the previous 10 and 5 years, respectively. Under U.S. GAAP, the difference between the cost of an investment and the amount of underlying equity in net assets is allocated to the fair value of the underlying assets and liabilities. Any excess of the cost of the investment over such fair value is treated as goodwill. Any excess in fair value over cost is allocated to reduce proportionately the values assigned to non-current assets in determining their fair values. In the opinion of the Company, the book value of any net assets acquired did not materially differ from their fair values in any transactions recorded under purchase accounting.

As of January 1, 2002, the Company adopted SFAS N° 142, "Goodwill and other Intangible Assets" (SFAS N° 142). In accordance with SFAS N° 142, goodwill will no longer be amortized, but will be tested for impairment on an annual basis and whenever indicators of impairment arise. The goodwill impairment test, which is based on fair value, is to be performed on a reporting unit level annually. The Company has performed the annual impairment tests of goodwill required by the standards, which did not result in any impairment the difference in (t) reverses the effects of the amortization booked under Chilean GAAP.

Had we adopted SFAS N° 142 effective January 1, 2000 and accordingly not amortized goodwill for the year ended December 31, 2001, the Company's net loss and basic and diluted loss per share would have been as follows:

	2001	2002	2003
	ThCh$	ThCh$	ThCh$
Net income (loss) under US GAAP as reported	(37,093,459)	29,277,920	28,146,891
Add back: goodwill amortization under US GAAP	16,728,463	—	—
Adjusted net income (loss) under US GAAP	(20,364,996)	29,277,920	28,146,891

	2001	2002	2003
	ThCh$	ThCh$	ThCh$
Basic and diluted earnings per share:
Reported net income (loss)	(0.0388)	0.0306	0.0294
Add back: Goodwill amortization	0.0175	—	—
Adjusted net income (loss)	(0.021)	0.031	0.029

(l)	Subsidies on sale of handsets:

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

Under U.S. GAAP, all costs in excess of revenue on handsets are expensed at the time of sale. The effects of reversing the amounts that were deferred in 2000 under Chilean GAAP are included under paragraph (t) below.

COMPAÑÍA DE TELECOMUNICACIONS DE CHILE S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, continued
(Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of
December 31, 2003 and thousands of US Dollars, except as indicated)

(m)	Minimum Dividend:

As required by Law N° 18,046 and unless the shareholders unanimously agree otherwise, the Company must distribute a minimum cash dividend equivalent to 30% of net income. No accrual would be necessary when there is a loss. Since the payment of these dividends is a legal requirement in Chile, an accrual for U.S.GAAP purposes should be made to recognize the corresponding decrease in equity at each balance sheet date. The effects on consolidated equity are shown in the reconciliation in paragraph (t) below.

(n)	Translation of Financial Statements of Investment Outside of Chile:

In accordance with technical bulletin 64 (BT 64), the financial statements of foreign subsidiaries that operate in countries exposed to significant risks, and are not considered to be an extension of the parent Company's operations, must be remeasured into US dollars. The Company has remeasured its foreign subsidiaries into US dollars under this requirement as follows:

—	Monetary assets and liabilities are translated at year-end rates of exchange between the US Dollar and the local currency.

—	All non-monetary assets and liabilities and shareholders equity are translated at historical rates of exchange between the US dollar and the local currency.

—	Income and expense accounts are translated at average rates of exchange between the US dollar and local currency.

—	The effects of any exchange rate fluctuations are included in the results of operations for the period.

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

On July 29, 2003, Telefónica Empresas was notified of the decision of Inversiones Santa Isabel Limitada, exercise the purchase option for the remaining 35% of Sonda S.A. this transaction meant a disbursement on the part of the purchasing company of ThCh$6,999,276 (ThCh$5,683,065 net of tax effect).

(o)	Effect of U.S. GAAP adjustments in related Companies accounted for under the equity method:

The principal U.S. GAAP adjustment affecting the Company's equity investees is accounting for deferred tax assets and liabilities, in accordance with SFAS N°109. The effect of these differences is included under paragraph (t).

COMPAÑÍA DE TELECOMUNICACIONS DE CHILE S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, continued
(Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of
December 31, 2003 and thousands of US Dollars, except as indicated)

(p)	Loss on sale of investment:

On September 2002, Telefónica Empresas CTC Chile S.A. sold and transferred 25% of its ownership of Sonda S.A. to Inversiones Pacífico Limitada and Inversiones Santa Isabel Limitada, companies associated with Mr. Andrés Navarro H. This sale caused the purchasing companies to disburse ThCh$27,920,701 (historical), generating a net loss in Chilean GAAP, in the amount of ThCh$1,164,197, due to extraordinary proportional write off of goodwill in relation to the percentage sold (Note 11a) and to the difference between the carrying value of the investment and the amount received (Note 20c). Once this transaction was completed, Telefónica CTC Chile through its subsidiary Telefónica Empresas CTC Chile S.A., holds 35% ownership of that company.

Under U.S. GAAP, this operation resulted in a loss as a result of the effects of U.S. GAAP adjustments on the carrying value of the investment, as is explained on paragraph (o). The effects are included under paragraph (t) below.

(q)	Publiguías Agreement:

Under Chilean GAAP the fee paid upon restructuring of the service contract was recognized as income from operations. Under US GAAP, the fee was deferred over the remaining term of the original contract.

(r)	Debt restructurings:

Under Chilean GAAP, modifications to debt are treated as part of the original debt issuance and, therefore, the costs associated with the original debt and those incurred to enter into the new contract are amortized over the remaining life of the debt. Under U.S. GAAP certain debt modifications as defined under EIFT 96-19, in an other than troubled debt restructuring, may qualify as an extinguishment of debt rather than as debt modification. The EITF consensus states that if the change in the present value of cash flows under the modified terms is higher than 10% of present value of the remaining cash flows under the original terms, the modification should be recognized as an extinguishment of debt rather and a debt modification. All debt agreement that were modified during the year qualified as debt modifications under the EITF consensus explained above, consequently no differences were included in the reconciliation to U.S. GAAP.

(s)	Cost adjustment under certain Construction-Type contracts:

The Company, as part of its real state construction-in-progress projects, enters into subcontracting agreements. As part of those agreements, certain cost adjustments may be charged back to the subcontractor. Under Chilean GAAP, back charges are recognized in non operating income in the period they are collected.

Under U.S. GAAP, pursuant to SOP 81-1, Accounting for Performance of Construction-Type and Certain Production-Type Contracts, back charges to subcontractors should be recorded as receivables and, to the extent considered collectible, should be applied to reduce contracts costs.

The effect of the adjustment arising from accounting under US GAAP for back charges is presented in paragraph (t).

COMPAÑÍA DE TELECOMUNICACIONS DE CHILE S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, continued
(Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of
December 31, 2003 and thousands of US Dollars, except as indicated)

(t)	Effects of conforming to U.S. GAAP:

The adjustments to reported net income required to conform to accounting principles generally accepted in the United States are as follows:

	Years ended December 31,
	2001	2002	2003
	ThCh$	ThCh$	ThCh$
Net income (loss) in accordance with Chilean GAAP	4,277,357	(17,857,180)	10,133,882

Reversal of additional depreciation of technical revaluation (a)	(59,678)	(56,447)	(53,385)
Marketable securities (b)	(4,145,917)	2,617,806	(2,617,806)
Deferred income taxes (c)	(20,069,604)	13,502,924	11,499,131
Deferred taxes effects of U.S. GAAP adjustments (c)	6,141,340	(3,567,063)	201,685
Capitalization of financing costs for construction of fixed assets (d)	(4,918,676)	(6,194,417)	1,391,817
Prior service cost staff severance (e)	(1,775,016)	(879,390)	(319,444)
Staff severance indemnities (f)	(10,076,045)	6,588,570	(3,512,625)
Derivatives (g)	(21,828,485)	2,830,287	8,359,595
Accommodation equipment (h)	(6,496,787)	2,013,005	(2,578,568)
Sales commission cost (i)	7,400,030	—	—
Subsidiary in development stage (j)	(386,645)	—	—
Goodwill (k)	(355,262)	15,283,694	7,894,834
Subsidies on sales of handsets (l)	18,028,120	—	—
Investments in related companies (o)	—	450,289	(450,289)
Loss on sale of investment (p)	—	(177,281)	177,281
Publiguias Agreement (q)	(14,550,474)	14,550,474	—
Effects of minority interest on U.S. GAAP adjustments	21,323	172,649	(47,411)
Projects, work in progress (s)	—	—	(543,999)
Installation cost (1)			(1,387,807)
Net income (loss) in accordance with U.S. GAAP before cumulative effect of change in accounting principle	(48,794,419)	29,277,920	28,146,891
Cumulative effect of change in accounting principle, net of tax (ii(j))	11,700,960	—	—

Net income (loss) in accordance with U.S. GAAP	(37,093,459)	29,277,920	28,146,891
Other comprehensive income (loss), net of tax:
Unrealized (losses)/gain on marketable securities (b)	3,524,029	(2,172,779)	2,407,907
Cumulative translation adjustment — Chilean GAAP (n)	635,778	347,844	(2,735,182)
Comprehensive income (loss) in accordance with U.S. GAAP	(32,933,652)	27,452,985	27,819,616

COMPAÑÍA DE TELECOMUNICACIONS DE CHILE S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, continued
(Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of
December 31, 2003 and thousands of US Dollars, except as indicated)

The adjustments required to conform shareholders' equity amounts to U.S. GAAP are as follows:

	December 31,
	2002	2003
	ThCh$	ThCh$
Shareholders' equity in accordance with Chilean GAAP	1,299,556,952	1,290,237,547

Reversal of technical revaluation of property, plan and equipment (a)	3,291,359	3,237,974
Deferred income taxes (c)	(145,817,585)	(134,318,454)
Marketable securities (b)	—	235,128
Deferred taxes effects of U.S. GAAP adjustments (c)	548,069	304,728
Capitalization of financing costs for construction of fixed assets (d)	7,190,203	8,582,020
Prior service cost staff Severance (e)	2,037,155	1,717,711
Staff severance indemnities (f)	(6,204,243)	(9,716,868)
Derivatives (g)	(5,186,508)	3,173,087
Accommodation equipment (h)	(4,483,782)	(7,062,350)
Goodwill (k)	14,928,431	22,823,265
Minimum dividend (m)	—	(3,040,165)
Investments in related companies (o)	450,289	—
Loss on the sale of investment (p)	(177,281)	—
Effects of minority interest on U.S GAAP adjustments	47,412	—
Projects, work in progress (s)	—	(543,999)
House drop cost (i)	—	(1,387,807)
Shareholders' equity in accordance with U.S. GAAP	1,166,180,471	1,174,241,817

The following summarizes the changes in shareholders' equity under U.S. GAAP during the years ended December 31, 2002 and 2003:

	Year ended December 31,
	2002	2003
	ThCh$	ThCh$
Balance as of January 1	1,138,727,486	1,166,180,471
Minimum dividend (m)	—	(3,040,165)
Dividend declared and paid in 2003		(16,718,105)
Other comprehensive income, net of tax:
Cumulative translation adjustment	347,844	(2,735,182)
Unrealized gain on marketable securities (b)	(2,172,779)	2,407,907
Net income (loss) in accordance with U.S. GAAP for the year	29,277,920	28,146,891
Balance at December 31	1,166,180,471	1,174,241,817

(u)	Comprehensive Income:

In accordance with Statement of Financial Accounting Standards ("SFAS") No. 130, "Reporting Comprehensive Income" the Company reports a measure of all changes in shareholder's equity that result from transactions and other economic events of the period other than transactions with owners ("comprehensive income"). Comprehensive income is the

COMPAÑÍA DE TELECOMUNICACIONS DE CHILE S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, continued
(Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of
December 31, 2003 and thousands of US Dollars, except as indicated)

total of net income (loss) and other non-owner equity transactions that result in changes in net equity. The components of other comprehensive income are reported net of the related tax effects.

The following represents accumulated other comprehensive income balances as of December 31, 2001, 2002 and 2003 (in thousands of constant Chilean pesos as of December 31, 2003).

	2001
	Effect of US GAAP
	Chilean GAAP cumulative translation adjustment	Unrealized (losses) gains on marketable securities	Effect tax	Accumulated other comprehensive income (loss)
Beginning balance	962,815	(4,245,818)	721,789	(2,561,214)
Credit (charge) for the period	635,778	4,245,818	(721,789)	4,159,807
Ending balance	1,598,593	—	—	1,598,593

	2002
	Effect of US GAAP
	Chilean GAAP cumulative translation adjustment	Unrealized (losses) gains on marketable securities	Effect tax	Accumulated other comprehensive income (loss)
Beginning balance	1,598,593	—	—	1,598,593
Credit (charge) for the period	347,844	(2,617,806)	445,027	(1,824,935)
Ending balance	1,946,437	(2,617,806)	445,027	(226,342)

	2003
	Effect of US GAAP
	Chilean GAAP cumulative translation adjustment	Unrealized (losses) gains on marketable securities	Effect tax	Accumulated other comprehensive income (loss)
Beginning balance	1,946,437	(2,617,806)	445,027	(226,342)
Credit (charge) for the period	(2,735,182)	2,901,092	(493,185)	(327,275)
Ending balance	(788,745)	283,286	(48,158)	(553,617)

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, continued
(Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2003 and thousands of US Dollars, except as indicated)

II.	Additional Disclosure Requirements:

(a)	Earnings per share:

The following earnings (loss) per share information, presented in Chilean pesos per share, is not required to be presented in the financial statements under Chilean GAAP but is a required disclosure under U.S. GAAP:

	For the year ended December 31,
	2001	2002	2003
Earnings (loss) per share (Chilean GAAP)	0.0045	(0.0187)	0.0106
U.S. GAAP (loss) earnings per share before cumulative effect of change in accounting principle	(0.0510)	0.0306	0.0294
Cumulative effect of change in accounting principle (net of tax)	0.0122	—	—
Basic and diluted earnings (loss) per share (U.S. GAAP)	(0.0388)	0.0306	0.0294
Weighted average number of shares outstanding (in thousands)	957,157,085	957,157,085	957,157,085

Basic and diluted earnings (loss) per share shown above are determined by dividing net income (loss) available to common shareholders by the weighted-average number of shares outstanding during the period. The Company has not issued convertible debt or equity securities. Consequently, there are no potentially diluted effects on the earnings per share of the Company.

(b)	Income taxes:

The provision (benefit) for income taxes differs under Chilean GAAP from the charge calculated in accordance with U.S. GAAP, as a result of the following differences:

	Year ended December 31,
	2001	2002	2003
	ThCh$	ThCh$	ThCh$
Current income taxes as determined under Chilean GAAP	3,905,041	2,809,104	22,407,042
Deferred income taxes as determined under Chilean GAAP	7,981,677	24,174,840	6,602,110
Sub-Total	11,886,718	26,983,944	29,009,152
U.S. GAAP adjustments:
Deferred tax effect applying SFAS N° 109	20,069,604	(13,502,924)	(11,499,131)
Deferred tax effect of U.S. GAAP Adjustments	(6,141,340)	3,567,063	(201,685)
Deferred tax effect of cumulative effect of change in accounting principle	2,110,733	—	—
Charge (credit) for the period under U.S. GAAP Total	27,925,715	17,048,083	17,308,336

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, continued
(Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2003 and thousands of US Dollars, except as indicated)

Deferred tax assets (liabilities) as of balance sheet dates are summarized as follows:

	2002			2003
	SFAS N°109 Applied to Chilean GAAP Balances ThCh$	SFAS N°109 Applied to U.S. GAAP Adjustments ThCh$	Total Deferred Taxes Under SFAS N°109 ThCh$	SFAS N°109 Applied to Chilean GAAP Balances ThCh$	SFAS N°109 Applied to U.S. GAAP Adjustments ThCh$	Total deferred Taxes Under SFAS N°109 ThCh$
Allowance for doubtful accounts	18,708,339	—	18,708,339	14,398,438	—	14,398,438
Vacation provision	788,024	—	788,024	799,070	—	799,070
Tax loss (1)	38,650,623	—	38,650,623	20,622,784	—	20,622,784
Capitalized staff severance indemnities	1,035,209	(346,316)	688,893	897,685	(292,011)	605,674
Assets and liabilities for leasing	667,516	—	667,516	566,936	—	566,936
Reappraised property, plant and equipment depreciation	3,664,739	(559,531)	3,105,208	4,692,005	(550,456)	4,141,549
Marketable securities	3,239,584	—	3,239,584	—	—	—
Capitalized interest	—	(1,222,334)	(1,222,334)	—	(1,458,943)	(1,458,943)
Other temporary differences	2,605,013	881,706	3,486,719	579,306	(211,018)	368,288
Total Assets	69,359,047	(1,246,475)	68,112,572	42,556,224	(2,512,428)	40,043,796
Property, plant and equipment depreciation	(209,670,615)	739,824	(208,930,792)	(196,304,714)	1,165,288	(195,139,426)
Staff severance indemnities	(6,213,424)	1,054,720	(5,158,703)	(6,788,892)	1,651,868	(5,137,024)
Deferred income
Deferred loss on sale of assets	(674,546)	—	(674,546)	—	—	—
Software development	(5,886,395)	—	(5,886,395)	(975,936)	—	(975,936)
Deferred charges	(3,641,882)	—	(3,641,882)	(2,269,622)	—	(2,269,622)
Other	—	—	—	—	—	—
Total Liabilities	(226,086,862)	1,794,544	(224,292,318)	(206,339,164)	2,817,156	(203,522,008)
Net deferred tax liabilities from application of SFAS N°109	(156,727,815)	548,069	(156,179,746)	(163,782,940)	304,728	(163,478,212)

(1)	Under the current Chilean law, tax losses can be carried forward indefinitely.

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, continued
(Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2003 and thousands of US Dollars, except as indicated)

The provision for income taxes differs from the amount of income tax determined by applying the applicable local statutory income tax rate to pretax income, calculated in accordance with U.S. GAAP, as a result of the following differences:

	December 31,
	2001 ThCh$	2002 ThCh$	2003 ThCh$
Tax provision (benefit) at statutory Chilean tax rates	4,955,269	5,454,387	7,258,866
Differences between accounting and tax bases:
Price-level restatement not accepted for tax purposes	5,353,665	5,868,004	1,655,842
Amortization of goodwill	2,455,980	3,985,362	3,808,824
Sale of Sonda	226,730	(1,096,885)	(1,894,704)
Effect of tax rate increase	17,199,991	—	—
Differences of tax provision	—	—	—
Write-off accounts receivables not accepted for tax purposes	19,917	—	—
Other – non deductible item	(2,285,837)	2,837,215	6,479,508
Income tax expense (benefit)	27,925,715	17,048,083	17,308,336

Although Telefónica CTC Chile recorded net losses for financial reporting purposes during 2001 and 2002, certain of Telefónica CTC Chile's subsidiaries recorded taxable income thus giving rise to provisions for income taxes, as Chile tax returns are filed on an individual legal entity basis.

(c)	Segment information:

1.	Information by Business Segments:

Telefónica CTC Chile discloses segment information in accordance with SFAS N°131, "Disclosures about Segments of an Enterprise and Related Information" which establishes standards for reporting information about operating segments and related disclosures for products and services and geographic areas. Operating segments are defined as components of an enterprise for which separate financial information is available that is regularly used by the Chief operating decision maker in deciding how to allocate resources and in assessing performance. The Company presents segment information in accordance with Chilean GAAP, which is used by management for internal reporting and decision-making purposes.

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

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, continued
(Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2003 and thousands of US Dollars, except as indicated)

Mobile Communications

Total mobile communications revenues include revenues from outgoing mobile traffic mobile equipment sales, CPP interconnection revenues and revenues from other mobile services, such as paging, trucking and mobile data transmission. Handset and activation fee revenue is recognized at time of sale. Fees for cellular service are recognized monthly as services are provided, which includes a month-end estimate for cut-off purposes for contract services provided but not yet billed. Prepaid card revenues are recognized upon the customer's usage of the cards.

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

Information Systems Services

The Information Systems Services segment generates revenues by providing systems integration services and products, as well as information systems platforms. The services it provides include outsourcing, network management, hardware and software maintenance, development of information systems solutions and software applications, consulting and training services. Consistent with the financial statements, revenue is recognized as services are rendered. With the sale of Sonda as described in 2e, the Company's information system services segment was deleted for the 2003 presentation.

Other

Other services principally include public telephone services and interconnection services provided to other local networks. Revenue is recognized as services are rendered.

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, continued
(Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2003 and thousands of US Dollars, except as indicated)

Relevant information concerning Telefónica CTC Chile and its principal subsidiaries, which represent different segments, together with information regarding other subsidiaries is as follows:

As of and for the year ended December 31, 2001	Fixed Telephony ThCh$	Long Distance ThCh$	Mobile Communications ThCh$	Corporate Customer Comm. And data ThCh$	Information Systems Services ThCh$	Other Subsidiaries ThCh$	Eliminations ThCh$	Total ThCh$
Operating revenues	464,178,740	116,542,729	194,332,201	106,412,752	169,864,346	68,595,322	(190,691,089)	929,235,001
Revenues	416,593,337	82,720,495	186,013,962	73,057,697	113,956,543	56,892,967	—	929,235,001
Intercompany transactions	47,585,403	33,822,234	8,318,239	33,355,055	55,907,803	11,702,355	(190,691,089)	—

Operating expenses	(391,079,979)	(70,785,134)	(207,533,609)	(93,341,958)	(155,539,414)	(59,141,426)	191,077,710	(786,343,810)
Salaries	(65,841,627)	(6,725,540)	(13,777,733)	(16,420,095)	(36,082,806)	(4,938,304)	—	(143,786,105)
Services	(83,024,287)	(40,500,453)	(137,831,428)	(28,787,182)	(71,004,636)	(24,132,697)	782,393	(384,498,290)
Depreciation	(166,906,748)	(8,535,128)	(44,850,454)	(10,338,501)	(17,186,796)	(9,459,395)	(782,393)	(258,059,415)
Intercompany transactions	(75,307,317)	(15,024,013)	(11,073,994)	(37,796,180)	(31,265,176)	(20,611,030)	191,077,710	—

Operating income, net	73,098,761	45,757,595	(13,201,408)	13,070,794	14,324,932	9,453,896	386,621	142,891,191

Non-operating income	28,902,905	449,410	861,369	9,362	5,031,931	513,824	40,344	35,809,145
Financial income	15,655,014	429,644	547,198	(223,665)	2,534,171	(12,484)	—	18,929,878
Other non-operating income	13,247,891	19,766	314,171	233,027	2,497,760	526,308	40,344	16,879,267
Non-operating expenses	(120,662,609)	(6,321,778)	(21,697,215)	(3,006,195)	(4,020,760)	(3,958,397)	(40,344)	(159,707,298)
Financial expenses	(94,378,215)	(532,634)	1,659,279	(274,639)	(2,330,272)	(1,360,712)	—	(97,217,193)
Other non-operating expenses	(26,284,394)	(5,789,144)	(23,356,494)	(2,731,556)	(1,690,488)	(2,597,685)	(40,344)	(62,490,105)
Price-level restatement	2,469,672	(1,687,832)	3,027,273	382,830	(1,792,437)	(246,812)	—	2,152,694

Intercompany transactions	17,054,678	(1,746,664)	(12,460,713)	(961,237)	1,634,311	(3,133,754)	(386,621)	—

Non-operating income, net	(72,235,354)	(9,306,864)	(30,269,286)	(3,575,240)	853,045	(6,825,139)	(386,621)	(121,745,459)

Income (loss) before income taxes	(10,788,357)	37,534,598	(33,607,931)	11,442,259	15,177,977	1,387,186	—	21,145,732

Income taxes	(7,956,465)	(5,699,568)	6,800,441	333,936	(3,369,142)	(1,995,921)	—	(11,886,719)
Minority interest	—	(264,426)	—	—	(4,765,044)	41,567	—	(4,987,903)
Amortization of negative goodwill	—	—	—	—	6,247	—	—	6,247

Net (loss) income	(18,744,822)	31,570,604	(26,807,490)	11,776,195	7,050,038	(567,168)	—	4,277,357

Total Identifiable Assets	2,927,778,487	323,053,266	433,451,704	216,559,591	134,105,580	82,974,739	(996,719,545)	3,121,203,822

CAPITAL EXPENDITURES	29,894,543	11,307,651	134,770,907	16,634,190	2,712,368	7,118,782	(73,736,943)	128,701,498

DEPRECIATION AND
AMORTIZATION	167,639,188	8,535,128	44,850,454	10,338,501	17,186,796	10,419,922	782,394	259,752,383

CAPITALIZED INTEREST	15,631,846	—	5,606,715	—	—	—	—	21,238,561

GOODWILL	—	18,213,092	157,452,936	2,057,379	31,402,287	—	—	—

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, continued
(Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2003 and thousands of US Dollars, except as indicated)

As of and for the year ended December 31, 2002	Fixed Telephony ThCh$	Long Distance ThCh$	Mobile Communications ThCh$	Corporate Customer Comm. And data ThCh$	Information Systems Services ThCh$	Other Subsidiaries ThCh$	Eliminations ThCh$	Total ThCh$
Operating revenues	432,518,245	104,475,445	217,638,247	124,255,483	63,663,966	70,410,160	(143,236,603)	869,724,943
Revenues	382,984,320	79,099,951	209,000,640	87,068,931	62,944,839	48,626,262	—	869,724,943
Intercompany transactions	49,533,925	25,375,494	8,637,607	37,186,552	719,127	21,783,898	(143,236,603)	—

Operating expenses	(383,727,522)	(69,293,763)	(200,917,495)	(103,562,395)	(61,326,804)	(66,545,285)	147,451,373	(737,921,891)
Salaries	(55,449,146)	(6,491,335)	(13,731,501)	(14,664,336)	(18,899,309)	(6,674,147)	—	(115,909,774)
Services	(93,857,919)	(40,710,560)	(125,786,075)	(36,688,617)	(36,194,722)	(25,813,976)	685,344	(358,366,525)
Depreciation	(174,295,566)	(9,139,499)	(51,505,860)	(11,164,652)	(6,064,101)	(10,790,570)	(685,344)	(263,645,592)
Intercompany transactions	(60,124,891)	(12,952,369)	(9,894,059)	(41,044,790)	(168,672)	(23,266,592)	147,451,373	—

Operating income, net	48,790,723	35,181,682	16,720,752	20,693,088	2,337,162	3,864,875	4,214,770	131,803,052

Non-operating income	14,849,168	968,599	1,989,719	(125,241)	3,988,530	11,306,495	(275,014)	32,702,256
Financial income	13,933,089	450,464	944,359	20,200	1,303,923	206,336	—	16,858,371
Other non-operating income	916,079	518,135	1,045,360	(145,441)	2,684,607	11,100,159	(275,014)	15,843,885
Non-operating expenses	(104,305,757)	(10,265,870)	(10,863,115)	(14,713,062)	(1,656,417)	(4,812,980)	1,051,715	(145,565,486)
Financial expenses	(82,767,297)	(223,212)	2,227,640	(460,565)	(762,558)	(137,361)	(163,662)	(82,287,015)
Other non-operating expenses	(21,538,460)	(10,042,658)	(13,090,755)	(14,252,497)	(893,859)	(4,675,619)	1,215,377	(63,278,471)
Price-level restatement	(6,570,116)	(233,579)	(616,106)	616,106	(2,376,145)	137,106	—	(9,042,734)
Intercompany transactions	23,305,983	(2,553,305)	(12,492,815)	299,973	—	(3,568,365)	(4,991,471)	—

Non-operating income, net	(72,720,722)	(12,084,155)	(21,982,317)	(13,922,224)	(44,032)	3,062,256	(4,214,770)	(121,905,964)

Income (loss) before income taxes	(35,407,562)	24,181,395	4,601,198	19,386,135	2,293,130	(5,157,208)	—	9,897,088

Income taxes	(17,232,416)	(4,487,068)	(664,257)	(2,428,064)	(1,015,761)	(1,156,378)	—	(26,983,944)
Minority interest	—	(156,909)	—	—	(613,742)	327	—	(770,324)
Amortization of negative goodwill	—	—	—	—	—	—	—	—

Net (loss) income	(52,639,978)	19,537,418	3,936,941	16,958,071	663,627	(6,313,259)	—	(17,857,180)

Total Identifiable Assets	2,667,196,348	215,856,138	423,770,574	209,036,202	—	73,956,947	(874,559,171)	2,715,257,038

CAPITAL EXPENDITURES	32,588,636	3,284,945	40,452,641	14,699,066	—	8,588,014	685,344	100,298,646

DEPRECIATION AND AMORTIZATION	175,001,889	9,139,499	51,505,860	11,164,652	6,064,101	12,823,205	685,344	266,384,550

CAPITALIZED INTEREST	4,392,608	—	3,459,542	—	—	—	—	7,852,150

GOODWILL	—	17,129,299	147,590,168	1,934,058	—	—	—	—

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, continued
(Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2003 and thousands of US Dollars, except as indicated)

As of and for the year ended December 31, 2003	Fixed Telephony ThCh$	Long Distance ThCh$	Mobile Communications ThCh$	Corporate Customer Comm. And data ThCh$	Other Subsidiaries ThCh$	Eliminations ThCh$	Total ThCh$

Operating revenues	431,948,020	91,071,555	242,398,535	98,582,866	86,103,814	(137,314,576)	812,790,214
Revenues	374,541,199	61,654,688	237,619,613	78,732,925	60,241,789	—	812,790,214
Intercompany transactions	57,406,821	29,416,867	4,778,922	19,849,941	25,862,025	(137,314,576)	—

Operating expenses	(384,432,984)	(66,546,167)	(228,931,415)	(78,532,317)	(81,077,212)	142,087,642	(697,432,453)
Salaries	(50,778,173)	(5,654,247)	(14,387,222)	(8,106,484)	(10,948,834)	—	(89,874,960)
Services	(117,142,873)	(36,170,724)	(139,814,676)	(21,158,132)	(27,454,294)	687,775	(341,052,924)
Depreciation	(167,691,569)	(10,024,004)	(64,018,043)	(12,104,485)	(11,978,693)	(687,775)	(266,504,569)
Intercompany transactions	(48,820,369)	(14,697,192)	(10,711,474)	(37,163,216)	(30,695,391)	142,087,642	—

Operating income, net	47,515,036	24,525,388	13,467,120	20,050,549	5,026,602	4,773,066	115,357,761

Non-operating income	10,665,713	3,790,816	2,379,451	213,587	3,455,713	—	20,505,280
Financial income	6,596,462	335,235	218,137	33,533	(106,349)	—	7,077,018
Other non-operating income	4,069,251	3,455,581	2,161,314	180,054	3,562,062	—	13,428,262
Non-operating expenses	(62,455,764)	(3,126,198)	(15,233,329)	(12,144,076)	(4,254,581)	—	(97,213,948)
Financial expenses	(60,403,692)	(15,575)	(869,098)	(17,733)	60,601	—	(61,245,497)
Other non-operating expenses	(2,052,072)	(3,110,623)	(14,364,231)	(12,126,343)	(4,315,182)	—	(35,968,451)
Price-level restatement	1,066,191	(901,701)	504,130	(376,632)	342,668	—	634,656
Intercompany transactions	17,154,072	(2,012,783)	(8,485,436)	(496,108)	(1,386,679)	(4,773,066)	—

Non-operating income, net	(33,569,788)	(2,249,866)	(20,835,184)	(12,803,229)	(1,842,879)	(4,773,066)	(76,074,012)

Income (loss) before income taxes	2,822,940	23,359,390	2,494,699	18,937,518	(8,330,798)	—	39,283,749

Income taxes	(23,778,317)	(4,655,693)	2,047,756	(1,533,996)	(1,088,902)	—	(29,009,152)
Minority interest	—	—	—	—	(140,715)	—	(140,715)

Net (loss) income	(20,955,377)	18,703,697	4,542,455	17,403,522	(9,560,415)	—	10,133,882

Total Identifiable Assets	2,423,626,714	194,373,714	450,528,060	114,006,089	26,846,738	(714,400,504)	2,494,980,811

CAPITAL EXPENDITURES	60,953,126	1,076,015	67,036,069	9,378,297	13,881,904	685,344	153,010,755

DEPRECIATION AND AMORTIZATION	168,431,563	10,945,681	64,018,043	12,540,861	14,473,291	685,344	271,094,783

CAPITALIZED INTEREST	—	—	—	—	—	—	—

GOODWILL	—	16,045,361	137,727,405	1,663,484	—	—	—

In 2003, the Company transferred its line of business terminal equipment from sale to small and medium-sized enterprises from Corporate Customer Communications and Data to Fixed Telephony. The Company has determined the reclassification of revenue associated with this line

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, continued
(Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2003 and thousands of US Dollars, except as indicated)

of business represents less than 1.3% and 0.7%, respectively, of revenue of Fixed Telephony and Corporate Customer Communications and Data for 2001 and 2002 respectively. As the Company has deemed these percentages to not be material, no reclassifications have been made to the 2001 and 2002 segment data.

(d)	Reclassifications to U.S. GAAP

(i)	Certain reclassifications would be made to the Chilean GAAP income statement in order to present Chilean GAAP amounts in accordance with presentation requirements under U.S. GAAP. Amortization of negative goodwill, amortization of goodwill, and certain other non-operating income and expense, would be included in operating income. Recoverable taxes included in other non-operating revenues would be recorded as part of income taxes under U.S. GAAP. Equity participation in income or losses of related companies included in non-operating income would be presented after income taxes and minority interest in accordance with U.S. GAAP. The following reclassifications included in the column labeled "Reclassifications" disclose amounts using a U.S. GAAP presentation, although the amounts displayed have been determined in accordance with Chilean GAAP.

	Year ended December 31, 2001
	Chilean GAAP	Reclassification	US GAAP presentation
	ThCh$	ThCh$	ThCh$
Operating income	142,891,191	(48,262,282)	94,628,909
Non-operating expenses	(121,745,459)	48,197,082	(73,548,377)
Income taxes	(11,886,719)	(546,500)	(12,433,219)
Minority interest	(4,987,903)	—	(4,987,903)
Participation in income of related Companies, net	—	617,947	617,947
Amortization negative goodwill	6,247	(6,247)	—
Net Income	4,277,357	—	4,277,357

	Year ended December 31, 2002
	Chilean GAAP	Reclassification	US GAAP presentation
	ThCh$	ThCh$	ThCh$
Operating income	131,803,052	(43,432,224)	88,370,828
Non-operating expenses, net	(121,905,964)	41,877,711	(80,028,253)
Income taxes	(26,983,944)	(824,420)	(27,808,364)
Minority interest	(770,324)	—	(770,324)
Participation in income of related Companies, net	—	2,378,933	2,378,933
Net loss	(17,857,180)	—	(17,857,180)

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, continued
(Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2003 and thousands of US Dollars, except as indicated)

	Year ended December 31, 2003
	Chilean GAAP	Reclassification	US GAAP presentation
	ThCh$	ThCh$	ThCh$
Operating income	115,357,761	(19,806,334)	95,551,427
Non-operating expenses, net	(76,074,012)	19,125,573	(56,948,439)
Income taxes	(29,009,152)		(29,009,152)
Minority interest	(140,715)	—	(140,715)
Participation in income of related Companies, net		680,761	680,761
Net Income	10,133,882	—	10,133,882

(ii)	Balance sheet reclassifications

Short-term obligations to be refinanced

On January 16, 2004, Telefónica CTC Chile and BBVA N.Y. agreed to extend its bilateral loan. Renewal was for a 1 year term, expiring on January 21, 2005; amount of the loan is US$ 25 million. On March 31, 2004, Telefónica CTC Chile and Santander-Santiago bank, agreed to extend its bilateral loan. Renewal was for a 4-year term, expiring on April 14, 2008, the amount of the loan is UF 3.5 million.

Under U.S.GAAP, when certain conditions have been met, these obligations would be reclassified to long-term as of December 31, 2003. As the conditions have been met, an amount of ThCh$ 74,995,600 would be reclassified to long-term bank obligations for U.S.GAAP purposes on December 31, 2003, from short-term obligation.

(iii)	Balance sheet information

The Company has the following unused lines of credit outstanding as of December 31, 2003:

Ch$
Million
Bank Chile	550
Bank Crédito e Inversiones	500
Bank Santander-Santiago	500

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, continued
(Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2003 and thousands of US Dollars, except as indicated)

(e)	Cash flows:

(i)	Information for inclusion in the statement of cash flows required by U.S. GAAP, is as follows:

	December 31,
	2001	2002	2003
	ThCh$	ThCh$	ThCh$
OPERATING ACTIVITIES
Cash provided by operating activities under Chilean GAAP	359,849,032	327,972,395	284,325,357
Cash provided by operating activities under U.S. GAAP	359,849,032	327,972,395	284,325,357
INVESTING ACTIVITIES:
Cash provided by investing activities under Chilean GAAP	(153,447,652)	(135,761,310)	(99,949,156)
Repayment of loan from related company	10,505,156	—	—
Net cash flows from mutual funds classified as cash equivalents under Chilean GAAP.		(1,922,920)	1,614,495
Cash provided by investing activities under U.S. GAAP	(142,942,496)	(137,684,230)	(98,334,661)
FINANCING ACTIVITIES:
Cash provided by (used in) financing activities under Chilean GAAP	(250,625,943)	(256,454,544)	(171,783,032)
Repayment of loan from related company	(10,505,156)	—	—
Net cash used in financing activities under U.S. GAAP	(261,131,099)	(256,454,544)	(171,783,032)

(ii)	For the purposes of the U.S. GAAP statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents:

	December 31,
	2001	2002	2003
	ThCh$	ThCh$	ThCh$
Cash	19,516,946	17,010,422	19,342,775
Time deposits	11,480,662	2,310,184	5,377,980
Other deposit instruments (*)	53,247,469	—	8,301,477
Total cash and cash equivalents	84,245,077	19,320,606	33,022,232
Effect of inflation on cash and cash equivalents (**)	(5,556,877)	(2,266,750)	(506,038)

(*)	These items consist of investments made for cash management purposes with original maturities of less than three months.

(**)	These balances represent the net impact on cash and cash equivalents occurred during the year resulting from the application of price level restatement.

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, continued
(Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2003 and thousands of US Dollars, except as indicated)

(iii)	Supplementary Cash Flow information:

	Year ended December 31,
	2001 ThCh$	2002 ThCh$	2003 ThCh$
Interest paid	100,357,741	84,257,993	65,404,799
Income taxes paid	6,942,962	11,787,947	7,779,546
Plant and equipment acquired by assuming directly related long-term debt or entering into capital leases	371,387	149,120	73,178

(iv)	Maturities of debt:

The following payments of bank borrowings (short term obligations and short-term portion of long-term obligation) and long-term debt, including capital leases and current maturities, are scheduled to be paid during each of the years indicated:

	Capital Leases ThCh$	Other ThCh$	Total ThCh$
2004 including accrued interest	1,007,137	214,374,585	215,381,722
2005	936,712	157,676,953	158,613,665
2006	870,851	300,612,289	301,483,140
2007	838,839	86,672,404	87,511,243
2008	770,296	41,621,105	42,391,401
2009 and thereafter	2,100,098	123,683,674	125,783,772
Total	6,523,933	924,641,010	931,164,943

The present value of net long-term minimum lease payments totaled Ch$5,234,644, as of December 31, 2003. The imputed interest totals Ch$1,289,289.

(v)	Revenues from operating leasing:

The Company registers leasing operation in the fixed telephony and corporate communications and data transmission businesses. Revenues from leasing operations mainly consider (i) fixed telephony equipment rental (ii) PABX equipment rental (iii) equipment rental to corporate clients. The forecast of revenue for the next 5 years is the following:

2004 ThCh$	2005 ThCh$	2006 ThCh$	2007 ThCh$	2008 ThCh$
44,866,274	45,631,335	45,604,996	46,563,094	47,670,122

(f)	Disclosure regarding the fair value of financial instruments and derivative financial instruments:

In accordance with SFAS N° 107, "Disclosures About Fair Value of Financial Instruments", information is provided about the fair value of certain financial instruments for which it is practicable to estimate that value.

For the purpose of SFAS N° 107, the estimated fair value of financial instruments is the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced sale or liquidation.

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, continued
(Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2003 and thousands of US Dollars, except as indicated)

There are certain limitations inherent in the fair value data since while the data represents management's best estimate, the data is subjective, involving significant estimates regarding current economic and market conditions. The methods and assumptions used to estimate the fair values are as follows.

For cash, short-term deposits and investments, and current receivables and payables, the carrying amounts approximate the fair value due to the short-term maturity of these instruments.

For interest earning assets and interest bearing liabilities, which are contracted at variable interest rates, the book value is considered to be equivalent to the fair value.

For financial instruments where an active secondary market exists, the fair value was calculated by discounting contractual cash flows at the current market origination rates for financial instruments with similar terms.

For the Company's long-term fixed rate debt, the contractual cash flows were discounted at prevailing interest rates at the balance sheet dates.

The estimated fair values of Telefónica CTC Chile's financial instruments are as follows:

	As of December 31,
	2002		2003
	Carrying Amount ThCh$	Fair Value ThCh$	Carrying Amount ThCh$	Fair Value ThCh$
Assets:
Cash and cash equivalents	19,320,606	19,320,606	33,022,232	33,022,232
Marketable securities	79,371,631	79,371,631	43,517,683	43,801,395
Accounts and notes receivable (net) and other	240,077,819	240,077,819	231,947,016	231,947,016
Other current assets	100,983,603	100,983,603	112,504,581	112,504,581
Liabilities:
Current maturities of long-term debt	170,345,352	170,191,022	196,798,026	195,971,212
Accounts payable and accrued liabilities	179,460,411	179,460,411	232,771,130	232,771,130
Bank borrowings (long-term) and long-term debt	966,379,810	934,613,095	642,110,375	615,988,399
Derivatives	(46,612,184)	(41,425,676)	70,588,879	67,650,868

(g)	Disclosure regarding interest capitalization:

	Year ended December 31,
	2001	2002	2003
	ThCh$	ThCh$	ThCh$
Interest cost incurred	97,217,193	82,287,015	61,245,497
Interest capitalized under Chilean GAAP	21,238,561	7,852,150	—
Interest capitalized under U.S. GAAP	19,347,611	7,852,150	6,662,119

(h)	Marketable Securities

Under U.S. GAAP, marketable securities are accounted for under SFAS 115 "Accounting for Certain Investments in Debt and Equity Securities". This standard requires investments to be

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, continued
(Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2003 and thousands of US Dollars, except as indicated)

accounted for as follows: (1) Held-to-maturity securities, which are defined as debt securities that a Company has a positive intent and ability to hold to maturity are reported at amortized cost, (2) Trading securities, which are defined as those that are bought and held principally for the purpose of selling them in the near term, are reported at fair value with unrealized gains and losses included in earnings, and (3) Available-for-sale securities, which include securities not classified in either of the other two categories, are reported at fair value with unrealized gains and losses excluded from earnings and included as a separate component of shareholders' equity.

Under Chilean GAAP, the Company presents marketable securities at the lower of cost plus indexation adjustment or market, except for investment in mutual funds which are presented at market value. Under U.S. GAAP, these investments would be considered available-for-sale and be presented at fair value with unrealized gains and losses included as a separate component for the shareholders' equity.

Marketable securities as of each year-end are as follows:

	As of December 31,
	2002 ThCh$	2003 ThCh$
Cost plus accrued indexation and interest	77,580,150	43,209,683
Unrealized gain (loss) on marketable securities	(2,617,806)	283,287
Fair value	74,962,344	43,492,970

The maturities of marketable securities are the following as of December 31, 2003:

Year of Maturity	Amount ThCh$
2004	23,364,602
2005	19,077,888
2006	—
2007	—
No contractual maturity	767,193
Total	43,209,683

(i)	Employee Benefit Plans

i.	Employee Benefits:

Employee pension and health insurance benefits are provided by independent pension funds and health-insurance companies, which are funded by employees' contributions. Telefónica CTC Chile has no responsibility as an employer to make payments under these plans, other than to withhold amounts from employees' salaries.

Substantially all of Telefónica CTC Chile's employees have the right to receive an indemnity in the event of voluntary or involuntary severance of employment. The severance indemnity is generally equal to 40 days' remuneration for each year of service, computed at the latest salary level. As permitted by law, in certain cases Telefónica CTC Chile prepaid part of the future severance indemnities. The difference between the prepaid amount and the present value of such future obligations prepaid amounts were charged to income. The effect of such charges on all periods presented was not significant.

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, continued
(Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2003 and thousands of US Dollars, except as indicated)

Termination indemnity employee benefits have been accounted for in accordance with SFAS No. 87 consistent with that of a defined benefit pension plan, measuring the liability by projecting the future expected severance payments using a salary progression rate net of inflation adjustments, mortality and turnover assumptions, and which are then discounted to their present value using actual interest rates. Actuarial gains and losses are recognized immediately.

An analysis of the changes in the accrued amounts for staff severance indemnities during each of the two years ended December 31, 2003 is as follows.

	Pension Benefits
	2002	2003
	ThCh$	ThCh$
Benefit obligations at January 1	(33,483,096)	(23,725,188)
Interest cost	(2,343,817)	(1,644,320)
Actuarial loss	(4,167,182)	(4,092,859)
Service cost	(3,096,928)	(1,845,764)
Benefits paid	19,365,835	2,206,021
Benefit obligations at December 31	(23,725,188)	(29,102,110)
Funded Status of the Plans	(23,725,188)	(29,102,110)
Prior service cost	2,037,155	1,717,711
Net liability recorded under US GAAP	(21,688,033)	(27,384,399)
Amounts recognized in the statement of financial position consist of:
Accrued benefit liability	(23,725,188)	(29,102,110)
Intangible assets	2,037,155	1,717,711
Net liability recorded under US GAAP	(21,688,033)	(27,384,399)
Assumptions as of December 31
Discount rate	7%	7%
Compensation increase assumption	1.5%	1.5%
Components of net periodic benefit cost
Interest cost	(2,343,817)	(1,644,320)
Service cost	(3,096,928)	(1,845,764)
Amortization of prior service cost	(879,390)	(319,444)
Net periodic benefit cost	(7,390,389)	(6,056,623)

ii.	Corporate Restructuring and Activity Value Analysis Project:

During 1999, the Company completed an evaluation of its costs and productivity of the following areas of Telefónica CTC Chile's operations: administration, network management and maintenance, repairs, sales, customer service, collections and finance. The completion of this project resulted in the elimination or alteration of certain business activities of the Company, termination of its contractual relationships with several of its independent contractors, and the reduction of its workforce in 1999 and 2000 due to early retirement plans, voluntary resignations and other reasons. In addition, during the months of January and February 2001, and as part of the corporate restructuring process, the Company implemented a new early retirement plan.

During the month of June 2001, the Company carried out a headcount reduction process which involved employees of Telefónica CTC Chile and its subsidiaries. This process,

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, continued
(Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2003 and thousands of US Dollars, except as indicated)

together with the early retirement plan implemented in early 2001, originated charges to income from severance payments and other costs for a total amount of ThCh$19,150,834 during the first half of 2001.

During the month of October 2002, the Company carried out a headcount reduction process which involved employees of Telefónica CTC Chile and its subsidiaries. This process, originated charges to income from severance payments and other costs for a total amount of ThCh$15,376,678 during the second half of 2002.

(j)	Derivatives instruments:

Beginning January 1, 2001, for purpose of the U.S. GAAP reconciliation, the Company adopted Statement of Financial Accounting Standards N° 133, "Accounting for Derivative Instruments and Hedging Activities" (SFAS 133) and the corresponding amendments under SFAS N° 138. SFAS 133 as amended establishes accounting and reporting standards that required every derivative instrument (including certain derivative instruments embedded in other contracts) to be recorded in the balance sheet as either an asset or liability, measured at its fair value. SFAS 133 also requires that changes in the derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met. Special accounting for qualifying hedges allows a derivative's settlement amounts to offset accounting effects on the hedged item in the income statement other comprehensive income. However, as the company's formal documentation at the inception for the hedge did not qualify for hedged accounting treatment, OCI treatment was not permitted under U.S. GAAP.

The following is a summary of the Company's adjustment to fair values for all identified derivative contracts at the date of implementation of SFAS No. 133 on January 1, 2001.

As of January 1, 2001
Total
ThCh$
Financial derivatives	11,213,067
Embedded derivatives	2,598,626
Deferred tax effects	(2,110,733)
Cumulative change in accounting principle	11,700,960

(k)	Early extinguishments of debt:

As of January 1, 2002, the Company adopted SFAS No. 145, "Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections." Among other items, this Statement rescinds FASB Statement No. 4, "Reporting Gains and Losses from Extinguishments of Debt". As a result, early extinguishments of debt are no longer reported as extraordinary items but are included in income from continuing operations. For the year ended December 31, 2002, the Company extinguished bank loans, repurchased bonds in the national and international markets and the renegotiated of loans, obtaining reduced interest rates and extended maturities. This resulted in a loss of approximately ThCh$ 2,128,978 for the year ended December 31, 2002. There were no early extinguishments of debt during 2001 and 2000.

(l)	Recently accounting pronouncements:

EITF 00-21 addresses certain aspects of the accounting by a vendor for arrangements under which it will perform multiple revenue-generating activities. Specifically, this Issue addresses

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, continued
(Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2003 and thousands of US Dollars, except as indicated)

how to determine whether an arrangement involving multiple deliverables contains more than one unit of accounting. In applying this Issue, separate contracts with the same entity of related parties that are entered into at or near the same time are presumed to have been negotiated as a package and should, therefore, be evaluated as a single arrangement in considering whether there are one or more units of accounting. That presumption may be overcome if there is sufficient evidence to the contrary. This Issue also addresses how arrangement consideration should be measured and allocated to the separate units of accounting in the arrangement. The guidance in this Issue is effective for revenue arrangement entered into in fiscal periods beginning after June 15, 2003. The Company will adopt the EITF consensus of a January 1, 2004 company's management believes that the adoption of this consensus will not have a material in the company's financial position.

In December 2003, the FASB issued a revision ("FIN 46R") to Interpretation No. 46, "Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51" (the "Interpretation"). FIN 46R clarifies the application or ARB No. 51 "Consolidation Financial Statements", to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support. FIN 46R requires the consolidation of those entities, know as variable interest entities ("VIESs"), by the primary beneficiary of the entity. The primary beneficiary is the entity, if any, that will absorb a majority of the entity's expected losses, receive a majority of the entity's residual returns, or both. Among other changes, the revisions or FIN 46R (a) clarified some requirements of the original FIN 46, which was issued in January 2003, (b) eased some implementation problems, and (c) added new scope exceptions. FIN 46R deferred the effective date of the interpretation public for public companies, to the end the first reporting period ending after March 15, 2004 except that all public companies must at minimum apply the provisions of the Interpretation to entities that were previously considered "special - purposes entities" under the FASB literature prior to the issuance of FIN 46R by the end of the first reporting period ended after December 15, 2003. We do not currently have any interest that we believe fall within the scope of FIN 46 or FIN 46R and so we anticipate that the adoption of FIN 46 and 46R will not have impact on our financial position, cash flows and results of operations.

In April 2003, the FASB issued SFAS No. 149, "Amendment of Statement 133 on derivative Instruments and Hedging Activities", which amends and clarifies financial accounting and reporting for derivative instruments including certain derivative instruments embedded in other contracts and for hedging activities under FASB Statements No. 133, "Accounting for Derivative Instruments and Hedging Activities". The provisions of this statement are effective for contracts entered into or modified after June 30, 2003. In the opinion of our Management the adoption of this rule has not had and effect on net income or shareholders' equity.

In December 2003, the FASB issued SFAS No. 132 Revised 2003, "Employers' Disclosures about Pensions and Other Postretirement Benefits-an amendment of FASB Statements No. 87, 88, and 106", which revises employers' disclosures about pension plans and other postretirement benefit plans. It does not change the measurement or recognition of those plans required by FASB Statements No. 87, "Employers' Accounting for Pensions, No. 88, Employers' Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits", and No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions". This Statement retains the disclosure requirements contained in FASB Statement No. 132, which it replaces. It requires additional disclosures to those in the original Statement 132 about the assets, obligations, cash flows, and net periodic benefit

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, continued
(Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2003 and thousands of US Dollars, except as indicated)

cost of defined benefit pension plans and other defined benefit postretirement plans. The required information should be provided separately for pension plans and for other postretirement benefit plans. The provisions of this statement are effective for financial statements with fiscal years ending after December 15, 2003.

In April 2003, the FASB issued SFAS No. 150, "Accounting for certain Financial Instruments with Characteristics of Both Liabilities and Equity". This Statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). Many of those instruments were previously classified as equity. Some of the provisions of this Statement are consistent with the current definition of liabilities in FASB Concepts Statement No. 6, Elements of Financial Statements.

In December 2003, the SEC issued Staff Accounting Bulletin (SAB) No. 104, Revenue Recognition. SAB 104 updates portions of the interpretive guidance included in Topic 13 of the codification of the Staff Accounting Bulletins in order to make this interpretative guidance consistent with current authoritative accounting and auditing guidance and SEC rules and regulations. We believe that we are following the guidance of SAB 104.

(m)	Additional Subsequent Events:

i)	Payment of Final Dividend No. 164:

The Ordinary Shareholders' Meeting of Telefónica CTC Chile, held on April 15, 2004, approved payment of a final dividend of Ch$3.20 per share equivalent to ThCh $ 3,062,903, with a charge to retained earnings as of December 31, 2003. The dividend was paid on May 7, 2004.

ii)	Mobile Telephone Rate Decree:

On January 21, 2004, the Ministries of Transport and Telecommunications and Economy, sent the rate decree that sets the levels, structure and rates of indexation mechanisms for the interconnection rates of mobile telephony companies to the Contraloría General de la República.

On April 14, 2004, the Daily Gazette published the new decree that effective February 12, 2003 sets the structure in respect to charges, rate levels and indexation mechanisms of the interconnection services of mobile telephone companies for the next five years. The new decree stipulates an average rate drop of 26.5%.

iii)	Renegotiation of BBVA loan:

On January 16, 2004, Telefónica CTC Chile and BBVA N.Y., agreed to extend the bilateral loan originally granted on January 21, 1998. Renewal was for a 1-year term, expiring on January 21, 2005. The amount of the loan is US$ 25 million, with an interest rate of Libor 180 days plus a margin of 50 bps.

iv)	Election of Regular and Deputy Directors:

The Ordinary Shareholders' Meeting held on April 14, 2004, elected the Company's directors. The vote resulted in the replacement of Messrs.: Nicolás Majluf Sapag, Sergio Badiola Broberg and Augusto Iglesias Palau, by Messrs.: Hernán Cheyre Valenzuela, Carlos Díaz Vergara and Alvaro Clarke de la Cerda.

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, continued
(Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2003 and thousands of US Dollars, except as indicated)

v)	Name Change of CTC Transmisiones Regionales S.A.:

On April 14, 2004, the Ordinary Shareholders' Meeting agreed to change the name of Compañía de Teléfonos de Chile Transmisiones Regionales S.A. to Telefónica Mundo S.A.

vi)	Sale Publiguías:

On April 26, 2004, Telefónica CTC Chile sold and transferred 9% of its ownership of Sociedad Publiguías, for ThUS$ 14,760. This transaction resulted in the Company recognizing an effect on income (net income) after taxes of ThCh$ 4,940.

vii)	Renegotiation of Santander - Santiago loan:

On January 16, 2004, Telefónica CTC Chile and BBVA N.Y. agreed to extend its bilateral loan. Renewal was for a 1 year term, expiring on January 21, 2005; amount of the loan is US$ 25 million. On March 31, 2004, Telefónica CTC Chile and Santander-Santiago bank, agreed to extend its bilateral loan. Renewal was for a 4-year term, expiring on April 14, 2008, the amount of the loan is UF 3.5 million.

Under U.S. GAAP, when certain conditions have been met, these obligations would be reclassified to long-term as of December 31, 2003. As the conditions have been met, an amount of ThCh$ 74,995,600 would be reclassified to long-term bank obligations for U.S. GAAP purposes on December 31, 2003, from short-term obligation.

viii)	Tariff Setting Process for Telefónica CTC Chile's Services for 2004 -2009:

On January 13, 2003, Telefónica CTC Chile requested that the Antitrust Commission, on the basis that market conditions are sufficient to guarantee healthy competition, rule in favor of tariff deregulation in specific geographical areas and allow the Company flexibility to offer tariff plans different from the regulated rates without previous authorization. The Company also requested that, in cases where conditions are not sufficient to guarantee competition, the Antitrust Commission define the services that will be subject to tariff regulation by the corresponding Ministries.

On May 22, 2003, the Antitrust Commission issued Resolution 686. This Resolution ruled against deregulation of rates charged by Telefónica CTC Chile for services to the public. Although the Ministries of Economy and of Telecommunications, as part of the Antitrust Commission's resolutory process, issued opinions that were favorable to providing tariff flexibility to the Company, the Antitrust Commission did not issue a specific pronouncement regarding such tariff flexibility. Resolution 686 also defined the services subject to tariff regulation by the Ministries for the 2004 - 2009 tariff decree, which are substantially similar to the services regulated in Tariff Decree No. 187.

In accordance with the requirements of the tariff setting process, on April 30, 2003, Telefónica CTC Chile presented to Subtel its proposal for the technical-economic bases upon which tariffs for the 2004-2009 period will be determined. The Company's proposed criteria addressed all necessary aspects to be defined previous to the tariff study, such as, among other things, the analysis period, tariff areas, tariff projections criteria and network design criteria. On May 30, 2003, Subtel provided the Company with the text of a proposal of the technical-economic bases. Subsequently, the Company presented arguments against such text and, as provided for in the tariff setting process, requested the formation of a panel of experts, which was constituted in June 2003. The panel,

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, continued
(Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2003 and thousands of US Dollars, except as indicated)

whose final opinion is not binding upon Subtel, consists of three experts, one designated by the Company, one by Subtel and the third by mutual agreement between both parties. Once these issues are resolved, Subtel must issue the final technical-economic bases, which will define the conditions that will govern the "Tariff Study," which is the document that sets the tariff structure and the tariff level, as well as the indexation formula for each regulated service. The period for Telefónica CTC Chile to present its Tariff Study to the Ministries expires on November 5, 2003.

On April 4, 2004, Telefónica CTC Chile presented to the Telecommunications Undersecretary ("Subsecretaría de Telecomunicaciones") the Report on Modifications and Insistence on the Rate Study, presented on November 6, 2003, incorporating the recommendations of the Experts Commission and insisting on those matters that were not the object of inquiries.

As of April 4, the Ministries of Transport and Telecommunications and Economy, Development and Reconstruction had 30 days to dictate the Rate Decree that will govern the 5-year period of 2004 - 2009, after the Contraloría General de la República has been informed.

On May 4, 2004, the Rate Decree was enacted as proposed.

ix)	Sale Telefónica Móvil Chile S.A.:

On May 18, 2004, The Board of Directors of Telefónica CTC Chile agreed to recommend to shareholders the approval of the offer made by Telefónica Móviles S.A ("TEM") to acquire 100% of the Company's subsidiary, Telefónica Móvil Chile S.A. The price offered by TEM is US$1,007 million to be paid in cash upon closure of the transaction. Similarly, TEM will pay the debt Telefónica Móvil Chile S.A. has with Telefónica CTC Chile at the closure of the transaction. As of March 31, 2004, this debt totaled US$243.1 million. Completion of the transaction will require shareholder approval at an Extraordinary Shareholders' Meeting, to be held within the next 60 days of May 18, 2004, and will require creditor approval as well.

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, continued
(Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2003 and thousands of US Dollars, except as indicated)

In the period from January 1 to June 24, 2004, there have been no other subsequent events that would materially affect these financial statements.

2003
Schedule II - Valuation and Qualifying Accounts
(in thousands of constant Chilean pesos of December 31, 2003)
	Balance at beginning of period ThCh$	Additions charged to costs and expenses ThCh$	Deductions ThCh$	Balance at end of period ThCh$
December 31, 2001	98,628,957	22,801,228	45,995,611	75,434,574
Allowance for doubtful accounts	95,070,091	20,741,434	42,473,155	73,338,370
Allowance for obsolescence	3,558,866	2,059,794	3,522,456	2,096,204

December 31, 2002	75,434,574	28,219,973	11,440,833	92,213,714
Allowance for doubtful accounts	73,338,370	27,998,178	9,122,834	90,405,492
Allowance for obsolescence	2,096,204	1,958,896	2,246,879	1,808,222

December 31, 2003	92,213,714	30,482,077	28,043,901	94,651,890
Allowance for doubtful accounts	90,405,492	27,475,252	25,981,552	91,899,192
Allowance for obsolescence	1,808,222	2,189,601	1,245,125	2,752,698