Form 20-F
period 2004-12-31
TELECOMMUNICATIONS CO OF CHILE
filed 2005-06-27
CIK 863614

As filed with the Securities and Exchange Commission on                  , 2005

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20–F

(Mark One)

   REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF
THE SECURITIES EXCHANGE ACT OF 1934

OR

   ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2004

OR

   TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to

Commission File Number: 001–10579

Compañía de Telecomunicaciones de Chile S.A.

(Exact name of Registrant as specified in its charter)

Telecommunications Company of Chile
(Translation of Registrant's name into English)

Republic of Chile
(Jurisdiction of incorporation or organization)

Avenida Providencia 111
Santiago, Chile

(Address of principal executive offices)

Title of each class	Name of each exchange on which registered
American Depositary Shares	New York Stock Exchange
Series A Common Stock	New York Stock Exchange*

*	Listed not for trading, but only in connection with the registration of American Depositary Shares, pursuant to the requirements of the Securities and Exchange Commission.

Securities registered or to be registered pursuant to Section 12(g) of the Act:	None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:	None

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

Yes	No

Indicate by check mark which financial statement item the Registrant has elected to follow:

Item 17	Item 18

i

CERTAIN TERMS AND CONVENTIONS

All references to "Chile" or the "Republic" herein are references to the Republic of Chile. All references to the "Government" herein are references to the Government of Chile. Unless otherwise specified herein, all references to "Telefónica CTC Chile" or the "Company" herein are references to Compañía de Telecomunicaciones de Chile S.A., a publicly held stock corporation (sociedad anónima abierta) organized under the laws of Chile, and its subsidiaries. All references to "Telefónica" herein are references to Telefónica S.A., a publicly held stock corporation organized under the laws of the Kingdom of Spain, that owned, directly and indirectly, 44.9% of our ordinary shares at December 31, 2004. All references to "Telefónica Group" herein are references to Telefónica and its Latin American subsidiaries, including Telefónica CTC Chile.

Unless otherwise specified, all references herein to "$," "US$," "U.S. dollars" and "dollars" are to United States dollars, references to "Chilean pesos," "pesos" or "Ch$" are to Chilean pesos, references to "UF" are to Unidades de Fomento, a daily indexed Chilean peso–denominated monetary unit that takes into account the effect of the Chilean inflation rate of the previous month, and references to "UTM" are to Unidad Tributaria Mensual, a monthly indexed Chilean peso–denominated monetary unit that takes into account the effect of the Chilean inflation rate of the month before the previous month. All references to "euros" are to the common currency of the European Union. Unless otherwise specified, all references herein to "U.S. GAAP" are to generally accepted accounting principles in the United States, and all references herein to "Ch GAAP" or "Chilean GAAP" are to generally accepted accounting principles in Chile and the related rules of the Superintendencia de Valores y Seguros of Chile, "SVS," or "Chilean Securities and Exchange Commission."

PRESENTATION OF FINANCIAL INFORMATION

This Annual Report contains the audited consolidated balance sheets of Compañía de Telecomunicaciones de Chile S.A. and its Subsidiaries as of December 31, 2004 and 2003 and the related consolidated statements of income and cash flows for each of the three years in the period ended December 31, 2004 (collectively, the "Audited Consolidated Financial Statements" or "Financial Statements"), all of which were audited by Deloitte & Touche Sociedad de Auditores y Consultores Ltda. The Audited Consolidated Financial Statements have been prepared in accordance with Chilean GAAP, which differs in certain significant respects from U.S. GAAP. See Note 37 to the Audited Consolidated Financial Statements of the Company, included elsewhere in this Annual Report, for a description of the principal differences between Chilean GAAP and U.S. GAAP as they relate to the Company and a reconciliation to U.S. GAAP of net income and shareholders' equity for the periods and as of the dates covered thereby. As required by Chilean GAAP, the Company publishes its financial statements in Chilean pesos that are adjusted to reflect changes in purchasing power due to inflation. In accordance with the Securities and Exchange Commission rules and regulations, such price–level restatement has not been eliminated in the U.S. GAAP reconciliation of net income and shareholders' equity. Unless otherwise specified, financial data regarding the Company is presented herein in constant Chilean pesos of December 31, 2004 purchasing power. See Note 2(f) to the Audited Consolidated Financial Statements of the Company.

Merely for the convenience of the reader, translations of certain amounts into dollars at a specified rate have been included herein. Unless otherwise specified, or unless the context otherwise requires, the U.S. dollar equivalent for information in Chilean pesos is based on the exchange rate (the "Observed Exchange Rate") reported by Banco Central de Chile (the "Central Bank") that is computed, for any date, by averaging the exchange rates of the previous business day's transactions in Chile's Mercado Cambiario Formal (the "Formal Exchange Market"). On January 3, 2005, the Central Bank reported that the Observed Exchange Rate with reference to December 31, 2004, the last day in 2004 for which an exchange rate was reported, was Ch$557.4 = US$1.00. Telefónica CTC Chile does not represent that the Chilean peso or U.S. dollar amounts in this Annual Report actually represent, or could have been or could be converted into U.S. dollars or Chilean pesos, as the case may be, at the rates indicated, or at any particular rate or at all. See "Item 3. Key Information––Exchange Rates" for information regarding historical rates of exchange in Chile from January 1, 2000. Unless otherwise specified, references herein to the devaluation or the appreciation of the Chilean peso against the U.S. dollar are in nominal terms (without adjusting for inflation), based on the Observed Exchange Rates for the relevant period.

FORWARD LOOKING STATEMENTS AND ASSOCIATED RISKS

This Annual Report contains certain "forward–looking statements" within the meaning of Section 21E of the Exchange Act. Some of these forward–looking statements include forward–looking phrases such as "anticipates," "believes," "could," "estimates," "expects," "foresees," "intends," "may," "should" or "will continue," or similar expressions or the negatives thereof or other variations on these expressions, or similar terminology, or discussions of strategy, plans or intentions. These statements also include descriptions in connection with, among other things:

•	the Company's business development plans and strategies, including its asset growth, cost–saving and financing plans;

•	new offerings of services and acquisitions of licenses, and anticipated demand related to such new services and licenses;

•	the future impact of competition;

•	economic and political developments in Chile;

•	the sale of the Company's mobile operations to Telefónica Móviles S.A. (TEM);

•	the effects of inflation and currency volatility on the Company's financial condition and results of operations;

•	the outcome of regulatory proceedings in which the Company is involved, including its litigation with the State of Chile;

•	the Company's unionized employees;

•	trends affecting the Company's financial condition or results of operations; and

•	regulations affecting the Company's business, including tariff decrees, new rulings, concession and licenses.

Such statements reflect our current views regarding future events and are subject to certain risks, uncertainties and assumptions. Many factors could cause actual results, performance or achievements to be materially different from any future results, performance or achievements that forward–looking statements may express or imply, for example:

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

If one or more of these risks or uncertainties affects future events and circumstances, or if underlying assumptions do not materialize, actual results may vary materially from those described in this Annual Report as anticipated, believed, estimated or expected. We have no plans to update any industry information or forward–looking statements set out in this Annual Report and have no obligation to update any such statements.

PART I

ITEM 1.    IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.    OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.    KEY INFORMATION

A.    Selected Financial Data

The following table presents selected financial data as of December 31, 2004 and the four previous years. The Consolidated Financial Statements were prepared in accordance with Chilean GAAP, which differs in certain significant respects from U.S. GAAP. Note 37 to the Audited Consolidated Financial Statements provides a summary of significant differences between Chilean GAAP and U.S. GAAP as they relate to us, including the impact of such differences on our net income and shareholders' equity. Net income and shareholders' equity in U.S. GAAP are also included in the selected financial data as a reference. The selected financial data should be read in conjunction with the Audited Consolidated Financial Statements and notes thereto, "Item 5: Operating and Financial Review and Prospects" and other financial information included herein.

The following selected consolidated financial data also reflect certain changes in our structure during the years presented. In particular, the data for 2004 reflect the divestiture and deconsolidation of our mobile subsidiary Telefónica Movil as it was sold in July 2004, and also, reflect the deconsolidation of the information system subsidiary—Sonda—since August 2002. In September 26, 2002 the Company entered an agreement to sell 25% of its 60% ownership of Sonda. The Company's remaining 35% ownership of Sonda was recognized under equity method until August 2003, when the Company sold its remaining interest in Sonda.

	2000	2001	2002	2003	2004	2004
	(in millions of constant Chilean pesos as of December 31, 2004, except ratios)					(in millions of
						U.S. dollars)
Statement of Operations Data:
Chilean GAAP
Operating Revenues	930,746	952,466	891,468	833,110	702,875	1,261.0
Operating Costs and Expenses	649,030	648,748	621,358	539,128	444,450	797.3
Administrative and Selling Costs	(210,382)	(157,255)	(135,012)	(175,740)	(159,291)	(285.8)
Operating Results	71,334	146,464	135,098	118,242	99,134	177.9
Interest Income	12,851	19,404	17,280	7,254	9,286	16.7
Interest Expense, Net of Capitalized Interest	(115,067)	(99,648)	(84,344)	(62,777)	(54,053)	(97.0)
Price Level Restatement and Exchange Differences(1)	(33,739)	2,206	(9,269)	651	8,982	16.1
Other non–operating income (loss) net(7)	(63,529)	(46,752)	(48,620)	(23,104)	310,958	557.9
Income (loss) before Income Taxes	(128,151)	21,672	10,145	40,266	374,307	671.5
Income Tax	5,967	(12,184)	(27,659)	(29,734)	(62,395)	(111.9)
Net Income (loss)	(125,355)	4,383	(18,304)	10,387	311,629	559.1
Dividends Paid(2)	2,703	—	1,404	17,134	633,850	1,137.2
Basic Earnings (loss) per Share(3)	(0.1310)	0.0046	(0.0191)	0.0109	0.3256	0.0
Earnings per ADS(4)	(0.5239)	0.0183	(0.0765)	0.0434	1.3023	0.0
Dividends per Share(5)	0.0028	—	0.0015	0.0179	0.6622	0.0
Dividends per ADS(4)	0.0113	—	0.0059	0.0716	2.6489	0.0
Weighted Average Number of Shares Outstanding (in thousands)	957,157	957,157	957,157	957,157	957,157
Statement of Operations Data:

	2000	2001	2002	2003	2004	2004
	(in millions of constant Chilean pesos as of December 31, 2004, except ratios)					(in millions of
						U.S. dollars)
U.S. GAAP
Net Income (loss) in accordance with U.S. GAAP	(141,316)	(38,020)	30,010	28,851	20,059	36.0
Net income (loss) from continuing operations*	(97,973)	(22,462)	14,665	16,401	21,310	38.2
Net income (loss) from discontinuing operations*	(43,343)	(15,558)	15,344	12,450	(1,251)	(2.2)
Number of Shares	957,157	957,157	957,157	957,157	957,157
Net Income (loss) in accordance with U.S. GAAP per Share	(0.1476)	(0.0397)	0.0313	0.0301	0.0212	0.0
Balance Sheet Data:
Chilean GAAP
Current Assets	652,901	680,383	462,119	431,201	422,327	757.7
Property, Plant and Equipment, Net	2,290,896	2,198,880	2,007,395	1,875,615	1,382,877	2,480.9
Total Assets	3,282,062	3,199,234	2,783,138	2,557,355	1,894,621	3,399.0
Total Long–Term Debt (including Current Maturities) (8)	1,507,886	1,358,028	1,165,144	859,881	560,278	1,005.2
Total Shareholders' Equity	1,346,669	1,351,308	1,332,046	1,322,494	984,871	1,766.9
U.S. GAAP
Shareholders' Equity	1,202,268	1,167,196	1,195,335	1,203,598	863,675	1,549.5
Other Data:
Capital Expenditures (6)	216,579	131,919	151,412	146,581	84,267	151.2

*	The Company has revised its 2000 and 2001 amounts presented under U.S. GAAP to reclassify its discontinued operations for the sale of Telefónica Móvil de Chile S.A. in 2004. These revised numbers are unaudited. Under Chilean GAAP, we are not required to restate or reclassify financial information presented in previous years to reflect significant divestures. For purposes of U.S. GAAP, we are required to eliminate the results of operations of certain divested operations from those of our continuing operations in presenting our U.S. GAAP results. See Note 37 to the Consolidated Financial Statements.

(1)	Monetary correction is the aggregate of purchasing power gain (loss) on indexation and gain (loss) on foreign currency transactions. See "Item 5. Operating and Financial Review and Prospects—Impact of Inflation."

(2)	Dividends paid represent the amount of dividends paid in the periods indicated. In August 2004, a dividend was paid in the amount of US$800 million associated with the sale of Telefónica Móvil de Chile S.A. to TEM in July 2004. Additionally, in November 2004, an Interim Dividend was paid in the amount of approximately US$200 million, in line with the change in the dividend policy from 30% to 100% of net income in September 2004. See "Item 8. Financial Information—Dividend Policy and Dividends."

(3)	Basic earnings (loss) per share have been computed using the weighted average number of shares outstanding during each period presented.

(4)	Calculated on the basis that each ADS represents four shares of Series A Common Stock.

(5)	Represents an amount equal to the interim dividends declared for each year and the final dividend for the preceding year declared in April of each year. See "Item 8. Financial Information—Dividend Policy and Dividends."

(6)	Represents the amount disbursed in each year, irrespective of the year in which the investment was made.

(7)	The Company recorded a non–operating gain associated with the sale of its subsidiary Telefónica Móvil de Chile S.A. to TEM in July 2004.

(8)	Total Long–Term Debt (including Current Maturities), includes notes and accounts payable to related companies and capital lease obligations.

Exchange Rates

Chile's Ley Orgánica Constitucional del Banco Central de Chile No. 18,840 (the "Central Bank Act"), enacted in 1989, liberalized the rules that govern the purchase and sale of foreign exchange in Chile. Prior to 1989, Chilean law authorized the purchase and sale of foreign exchange only in those cases explicitly authorized by the Central Bank.

The Central Bank Act empowers the Central Bank to determine whether certain purchases and sales of foreign exchange must be carried out in the Formal Exchange Market, a market formed by banks and other institutions authorized by the Central Bank for that purpose. The Central Bank has ruled that certain foreign exchange transactions (including those attendant to foreign investments) may be effected only in the Formal Exchange Market. Banks and other institutions may purchase and sell foreign exchange in the Formal Exchange Market at such rates as they freely determine from time to time. The Central Bank reports an Observed Exchange Rate that is computed, for any date, by averaging the exchange rates of the previous business day's transactions in the Formal Exchange Market.

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

In order to keep fluctuations in the average exchange rate within the range of the band, the Central Bank of Chile in the past intervened by buying or selling foreign currency on the formal exchange market. As of September 2, 1999, in order to allow for increased exchange rate flexibility, the Central Bank suspended its formal commitment to maintain the exchange rate within a specified band. The Central Bank may, however, still intervene in certain exceptional cases of exchange rate fluctuations to keep the average exchange rate within certain limits, and must inform the market of the reason for its intervention in each such event. Nonetheless, the Central Bank will continue to publish the Reference Exchange Rate as a reference for the market. Purchases and sales of foreign exchange that may be effected outside the Formal Exchange Market can be carried out in the Mercado Cambiario Informal (the "Informal Exchange Market"), a recognized currency market in Chile.

The following table sets forth the high, low, average and year–end Observed Exchange Rates for U.S. dollars for each year beginning with 2000 and for each of the past six months, as reported by the Central Bank. On March 31, 2005, the Observed Exchange Rate was Ch$585.93= US$1.00.

	Observed Exchange Rates(1) (Ch$ per US$)
	Low(2)	High(2)	Average(3)	Period–End
Year ended December 31, 2000	501.04	580.37	539.90	573.65
Year ended December 31, 2001	557.13	716.62	634.87	654.79
Year ended December 31, 2002	641.75	756.56	688.24	718.61
Year ended December 31, 2003	593.10	758.21	691.54	593.80
Year ended December 31, 2004	557.40	649.45	609.51	557.40
Month ended October 31, 2004	596.60	615.85	607.19	614.55
Month ended November 31, 2004	587.16	613.89	596.74	588.65
Month ended December 31, 2004	557.40	597.27	574.98	557.40
Month ended January 31, 2005	560.30	585.83	574.92	585.40
Month ended February 28, 2005	563.22	583.84	572.93	573.55
Month ended March 31, 2005	578.60	591.69	587.05	585.93
Month ended April 30, 2005	572.75	588.95	580.30	582.73
Month ended May 31, 2005	570.83	583.59	578.32	583.00
Month ended June 20, 2005	580.62	592.75	588.74	580.62

Source: Central Bank and Reuters Data Base

(1)	Reflects nominal pesos at historical values.

(2)	Exchange rates are the actual high and low for each period.

(3)	Corresponds to daily average rates during the period.

Telefónica CTC Chile does not represent that the Chilean peso or U.S. dollar amounts referred to herein actually represent the amounts that were, could have been or could be converted into U.S. dollars or Chilean pesos, as the case may be, at the rates indicated, at any particular rate or at all.

The Central Bank regulates the international issuance by Chilean companies of non–peso–denominated debt, including, among other things, the repatriation and exchange for pesos of the foreign currency proceeds from such offerings. See "Item 10. Additional Information—Exchange Controls and Other Limitations Affecting Security Holders."

B.    Capitalization and Indebtedness

Not applicable.

C.    Reasons for the Offer and Use of Proceeds

Not applicable.

D.    Risk Factors

The following discussion should be read together with this Form 20–F, including the Audited Consolidated Financial Statements, and the notes thereto.

Risks Relating To Our Business

Regulation may adversely affect revenues in certain of Telefónica CTC Chile's businesses.

Tariff regulation

The Chilean Government has historically regulated local telephony services in Chile. The Comisión Resolutiva Antimonopolios (the "Chilean Antitrust Authority"), a Chilean government agency responsible for making certain determinations relating to competitive conditions in the telecommunications industry, has determined that Telefónica CTC Chile is a dominant operator of local telephony in many areas of Chile. As a result, the Company is subject to tariff decrees that regulate certain rates and fees the Company can charge for such local telephony services in most of the country. In accordance with the telecommunications law, all the telecommunications operators are subject to regulation of their access charges (the charge to telecommunications operators for accessing another operator's network); however, these have been set at different levels depending on the operator. Consequently, costs of accessing different operators' networks differ. Regulatory changes in approved access charge rates may affect the revenues for local telephony and costs of interconnections to other local operators. Similarly, interconnections to local operators represent costs for the long–distance and mobile businesses.

Tariff regulation may have a significant impact on Company revenues and its ability to compete in the marketplace, as the Company is required to charge the same tariff to all clients in a designated tariff area. For instance, on May 4, 2004, a new Tariff Decree was set for Telefónica CTC Chile's fixed telephony services for the period between May 6, 2004 and May 6, 2009. Tariff Decree No. 169 was issued in final form by the Undersecretary of Telecommunications (Subtel), after ratification by the Chilean General Comptroller and publication in the Official Gazette of Chile took place on February 11, 2005. Under Chilean law, Telefónica CTC Chile was required to apply the new tariffs to its customers retroactively back through May 6, 2004 in accordance with the final modifications to the tariff rates published in December 2004 and through January 15, 2005. See "Item 4. Information on the Company—Business Overview—Licenses and Tariffs—Tariff Setting Process for Telefónica CTC Chile's Services for 2004–2009." In 2004, approximately 55% of Company revenues—without taking into account mobile revenues—were from regulated business activities. The application of the new local telephone tariffs, defined by Tariff Decree No. 169, to the real traffic generated between May 2004 and January 2005 resulted in a minor impact in the financial statements of Telefónica CTC Chile of an approximately 1% increase in consolidated regulated revenues. In a past example, the introduction of Tariff Decree No. 187 in May 1999 caused a reduction of approximately 25% in regulated revenues per line in the first year. Since 1999, the Company has sought administrative relief to correct what it believes are certain errors and illegalities in Tariff Decree No. 187. Upon denial of such relief, and having exhausted the administrative recourses available to it, in March 2002, Telefónica CTC Chile filed a civil lawsuit for damages against the State of Chile, which is currently pending. The Company can give no assurance that the new tariff decree or future tariff decrees for fixed telephony will not have a material adverse effect on the results of operations or financial position, as such future tariff decrees could cause alterations in demand or traffic volume, or changes in the timing of traffic distribution from more expensive to less expensive time slots.

Additionally, in 2004, the interconnection rates for mobile operators were set. This affected mobile revenues from February through June 2004, the last month in which the mobile subsidiary's results were consolidated prior to its sale to TEM in July 2004. After being published in the Official Gazette of Chile, the tariff decree for mobile interconnection charges for the period 2004–2009 became effective on April 14, 2004, retroactively to February 14, 2004. The mobile interconnection tariff decree contemplates an average reduction of 26.5% in mobile interconnection charges, which affected the mobile subsidiary revenues up until June 30, 2004, when it was deconsolidated after the sale of Telefónica Móvil de Chile S.A. to TEM. The Company's revenues will not be directly affected by reductions in mobile interconnection rates in the future, as after the sale of the subsidiary the Company no longer participates in the mobile industry; thus will no longer be subject to the mobile tariff regulation. However, any material change in the existing tariff model for mobile operators may indirectly affect the Company's businesses.

Other regulations

New regulations or changes in the existing regulatory model may adversely affect the Company's businesses. For instance, in 2004, Subtel initiated a process of public inquiries for new regulations relating to network unbundling and IP telephony over broadband. The Company has participated in the public inquiry process and together with other industry operators, has presented its opinion and legal objections to these proposals. See "Item 4. Information on the Company—Business Overview—Licenses and Tariffs." These new regulations proposed by Subtel may adversely affect the Company's businesses as said regulation limits the participation of the Company in the IP telephony over broadband business. Only third parties who have no license for providing traditional public telephony can offer this service using the Company's already installed broadband network. The network unbundling proposal intends to introduce the obligation to invest to satisfy third parties' requests, however, the Company can not assure that such investments will be or will not be profitable, as they are not part of its contemplated business plan.

The Telecommunications Law also specifies certain causes for which an operator can be sanctioned through penalties or even the termination of its public or intermediate service license, if the operator is in violation of the law or does not comply with the terms and conditions to which the license is subject. If the holder believes that its license has been terminated unlawfully, the holder may appeal the termination in Chilean courts. If a license is terminated, the holder is barred from applying for any license for a period of five years. Any such sanctions could have a material adverse effect on the Company's results of operations or financial position.

Telefónica CTC Chile faces intense competition.

Telefónica CTC Chile faces intense competition in every aspect of its business, ranging from existing operators to new entrants. In addition, consolidation is leading to greater levels of competition.

In 2004, the competitive environment led to major M&A activity, primarily in the cable operator business, where the top two companies are consolidating and will cover over 90% of the paid television market, while also becoming a relevant player in broadband and fixed telephony. Meanwhile, in the mobile telephony business, Telefónica Móviles (TEM) acquired Bellsouth in Chile and the mobile subsidiary of Telefónica CTC Chile. Following these events, the antitrust authority approved the merger of these two companies subject to certain conditions. There was also an increase in competition with the entry of new operators in the market, primarily in the long–distance and data transmission businesses, such as the Mexican operator Telmex after acquiring a long–distance carrier and a data transmission operator, and the new owners of Entel which also competes in both markets. See "Item 4. Business Areas—Competition."

In the fixed local telephony market, Telefónica CTC Chile, which is the largest local telephony operator, competes with both mobile telephony and other fixed and cable telephony operators, which are not subject to the same tariff regulations as the Company and therefore may compete with different conditions. The Company's market share has declined from 82% in 2000 to 73.0% in 2004. In the long–distance services market, Telefónica CTC Chile competes with fifteen other long–distance operators and with mobile telephone operators in the domestic long–distance market. As a result, the Company has faced intense pricing pressure and a decreasing trend in traffic, which may result in further price decreases and market share losses in the future. During 2004, rates for domestic long distance service and for international long distance service decreased 11% and 9%, respectively, compared to rates as of December 31, 2003. Telefónica CTC Chile also faces increasing competition in broadband services.

As with any company participating in a highly competitive business environment, increased competition or the entrance of new competitors could adversely affect the Company's results of operations, financial condition or prospects.

Changes in technology could affect Telefónica CTC Chile in ways it cannot predict.

The telecommunications industry as a whole has traditionally been, and is likely to continue to be, subject to rapid and significant changes in technology and the related introduction of new products and services. Although the Company believes that for the foreseeable future existing and developing technologies will not materially adversely affect the viability or competitiveness of its telecommunications business, there can be no assurance as to the effect of such technological changes on the Company or that the Company will not be required to expend substantial financial resources on the development or implementation of new competitive technologies. New services and technological advances may offer additional opportunities to compete against the Company on the basis of cost, quality or functionality. It may not be practicable or cost–effective for the Company to replace or upgrade its installed technologies in response to competitors' actions. Responding to such change may require the Company to devote substantial financial resources to the development, procurement or implementation of new technologies and to write off obsolete assets relating to its existing technology. If the Company chooses to purchase, or invest in the development of new telecommunications technology, there can be no assurance that such new products or services will not serve as a substitute to existing products and services offered by the Company. In the past, the Company has experienced such substitution with the introduction of mobile communications service, which has contributed to the declines in number of fixed lines, volume of traffic and in domestic long–distance traffic. See "Item 5. Operating and Financial Review and Prospects—Recent Developments and Trends."

Recent trends seen outside of Chile have shown an increased use of IP technology as a substitute for traditional voice services, at lower prices—for example, Vonage in the United States and Iliad in France. The Telecommunications Law in Chile requires a regulation to be defined for these services to be offered to the public. Additionally, in 2004, Subtel initiated a process of public inquiries for new regulations relating to IP telephony over broadband. The Company has participated in the public inquiry process, together with other industry operators, and has presented its opinion and legal objections to the proposal. See "Item 4. Information on the Company—Business Overview—Licenses and Tariffs." Nevertheless, the use of this technology may serve as a substitute for the Company's local and long–distance traffic together with pricing pressure.

As a result, if the Company chooses to introduce any such new telephony products or services, it can give no assurance that the benefits of such new products and services will not be materially offset by declines in existing products and services offered by the Company or that it will be permitted to participate in that business.

Labor relations may negatively impact Telefónica CTC Chile.

As of December 31, 2004, approximately 67% of the Company's employees were union members. As of December 31, 2004 the Company had collective bargaining agreements in force with 22 unions representing 2,512 employees, including a new collective bargaining agreement signed in 2004 with Federación Zonas, an umbrella organization grouping seven unions and representing 247 Telefónica CTC Chile employees.

In June 2002, the Company experienced a work stoppage of 28 days that involved 3,445 employees and temporarily caused certain disruptions in the Company's service to customers. Following the strike, the unions involved in the strike elected to invoke the provisions of Article 369 of the Chilean Labor Code, allowing them to freeze the conditions of the previous labor contract for a period of 18 months, without readjustment. Currently there are only 93 employees subject to Article 369. In June 2005 they must decide whether to negotiate a new collective bargaining agreement or invoke Article 369 again.

The Company can provide no assurance that in the future it will be able to successfully negotiate new contracts on favorable terms, or that the unions involved in the negotiations will not choose to implement a labor strike or invoke Article 369 at such time. During 2005, seven collective bargaining agreements will be renewed which represent 6.5% of our total labor force.

Telefónica is the controlling shareholder of Telefónica CTC Chile, and thus may determine the outcome of actions requiring shareholder approval.

Telefónica Internacional Chile S.A. ("Telefónica Internacional Chile") owns 44.90% of all shares of Telefónica CTC Chile. Telefónica Internacional Chile is a 99.9% owned subsidiary of Telefónica Chile Holding B.V., which in turn is indirectly wholly owned by Telefónica. Consequently, Telefónica may have the ability to determine the outcome of any actions requiring shareholder approval. See "Item 10. Additional Information––Memorandum and Articles of Association––Shareholders' Meetings and Voting Rights." In addition, Telefónica's equity stake in Telefónica CTC Chile allows Telefónica to control the Company's Board of Directors. Telefónica Internacional Chile controls 44.4% of the Company's Series A Common Stock, which elects six of the Company's Board members, and controls 50.2% of the Series B Common Stock, which elects one Board member. In accordance with the Company's Bylaws, at the General Annual Shareholders' Meeting ("General Annual Shareholders' Meeting") held on April 14, 2005, Telefónica elected five out of seven members of the Board of Directors.

On May 18, 2004, the Board of Directors of Telefónica CTC Chile agreed to recommend to shareholders the approval of the offer made by one of Telefónica's subsidiaries, TEM, to acquire 100% of the Company's subsidiary, Telefónica Móvil de Chile S.A., that required two–thirds shareholder approval at an Extraordinary Shareholders' Meeting. As of that date, Telefónica Internacional Chile owned 44.90% of the shares of the Company and the transaction was approved by 69.1% of total shares outstanding. Before recommending the sale to shareholders the Board considered the offer made by TEM and recommended that management request fairness opinions. Fairness opinions were prepared by JP Morgan and ABN AMRO. The opinions of these investment banks confirmed that the price of the transaction was fair to Telefónica CTC Chile's shareholders. These fairness opinions were based on Discount Cash Flow analysis, market multiples, comparable transactions, and sensitivity analyses, primarily using the Company's public information and Telefónica Móvil de Chile's internal projections.

The Company could be adversely affected if major suppliers fail to provide needed equipment and services on a timely basis.

We depend on suppliers for network infrastructure and equipment to satisfy our operating needs. They may, among other things, extend delivery times, raise prices and limit supply due to their own shortages and business requirements. If these suppliers fail to deliver products and services on a timely basis that satisfies our customers' demands, the Company could be negatively affected. Similarly, interruptions in the supply of telecommunications equipment for networks could impede network development and expansion.

Our historical consolidated financial and operating results may not be indicative of future performance.

The Company has divested subsidiaries in the past years. See "Item 4. Information on the Company—History and Development of the Company—Divestures." In July 2004, the Company sold its mobile subsidiary, which provided 29.2% of operating revenues in the year ended December 31, 2003, and generated Ch$13,804 million (US$23.6 million) in operating income during the same period. The sale of businesses results in the loss of their contributions to our operating results. No assurances can be given that the Company will or will not divest of additional businesses in the future or that such divestitures will or will not affect the Company's results and access to financing. As a result, our historical consolidated financial results for and as of the end of periods ending on or prior to these transactions may not be indicative of our future operating and financial performance.

We may not be able to refinance our outstanding indebtedness.

The Company's total financial debt as of December 31, 2004 amounted to Ch$614,503 million (US$1,049 million), with an average maturity of 3.4 years. The Company's main historical sources of liquidity have been its cash flows from operations, proceeds from borrowings and the issuance of equity. Although in the past Telefónica CTC Chile has relied substantially on public debt issuances and bank loans to meet its financing requirements, since 2001 its main sources of liquidity have been cash flow generated from operations and cash flow resulting from savings associated with the refinancing of certain loans and sale of assets. During 2004, the Company focused on debt reductions and the renegotiation of loans, lowering interest rates and extending maturities. These efforts have resulted in a stable level of maturities for the next five years, which are expected to be funded through cash flow generated from operations and refinancing. The Company's cash flow will be materially adversely affected by the disposition of the mobile business. The Company cannot assure that it will be able to arrange any potential financing to fund these maturities along with capital expenditures and dividends on acceptable terms. Refinancing of debt or increased levels of debt could have negative effects that include: difficulties in obtaining future financing; reductions in credit ratings issued by rating agencies; restrictions over cash flows or operations imposed by lenders; and reduced flexibility to take advantage of or pursue other business opportunities.

A system failure could cause delays or interruptions of service, which could cause us to lose customers.

To be successful, we will need to continue to provide our customers reliable service over our network. Some of the risks to our network and infrastructure include:

•	physical damage to access lines;

•	power surges or outages;

•	software defects;

•	disruptions beyond our control; and

•	disruptions due to changes in obsolete equipment.

Our operations also rely on a stable supply of utilities. Given recent instability, especially in Argentina, we can not assure that continued institutional instability will not impair our ability to procure required utility services in the future which could adversely impact our operations.

Prolonged service interruptions could affect our business. We rely heavily on our network equipment, telecommunications providers, data and software to support all of our functions. We rely on our networks and the networks of others for substantially all of our revenues. We are able to deliver services only to the extent that we can protect our network systems against damage from power or telecommunications failures, computer viruses, natural disasters, unauthorized access and other disruptions. While we endeavor to provide for failures in the network by providing backup systems and procedures, we cannot guarantee that these backup systems and procedures will operate satisfactorily in an emergency. Should we experience a prolonged failure, it could seriously jeopardize our ability to continue operations. In particular, should a significant service interruption occur, our ongoing customers may choose a different provider, and our reputation may be damaged, reducing our attractiveness to new customers.

We may not be successful in the legal proceedings currently pending.

The Company is a party to lawsuits and other legal proceedings in the ordinary course of its businesses. An adverse outcome in, or any settlement of, these or other lawsuits could result in significant costs. See "Item 8. Financial Information—Consolidated Statements and Other Financial Information—Legal Proceedings."

Risk Relating To Chile

A downturn in the Chilean economy may adversely affect Telefónica CTC Chile.

Nearly all of Telefónica CTC Chile's customers are Chilean companies or individuals, and substantially all of Telefónica CTC Chile's operations are located in Chile. For these reasons, the results of the Company's operations and its financial condition are sensitive to, and dependent upon, the level of economic activity in Chile. Historically, growth in the Chilean telecommunications industry has been tied to the state of Chile's economy, particularly levels of consumer spending and demand. An economic slowdown may negatively affect the Company business by a decrease in demand and higher customer nonpayment levels.

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

The Series A Common Stock of Telefónica CTC Chile is one of the most liquid stocks in Chile, representing 7.5% of the local IPSA stock index, as of December 31, 2004. Therefore, the Company's stock price is affected more rapidly and to a higher degree than most other Chilean stocks by upturns or downturns in the domestic and international markets.

The Company can give no assurance that negative developments in Latin America or other emerging markets will not occur or that such negative developments would not adversely affect the securities markets in which the Company's securities trade or affect the Company's access to sources of financing.

An increase in inflation may adversely affect Telefónica CTC Chile.

Chile has experienced high levels of inflation in the past, although inflation has decreased in recent years. High levels of inflation in Chile could adversely affect the Chilean economy and Telefónica CTC Chile's financial condition and results of operations. The rate of inflation as measured by changes in the Chilean consumer price index in 2000, 2001, 2002 , 2003 and 2004, was 4.5%, 2.6%, 2.8% , 1.1% and 2.4%, respectively.

Generally, high levels of inflation will adversely affect the Company's financial condition to the extent that, during any given period:

•	the Company's average domestic inflation-indexed liabilities exceed its average domestic inflation-indexed assets;

•	the Company's average monetary assets exceed its average monetary liabilities.

Any significant increase in the level of inflation in the future may adversely affect the performance of the Chilean economy and the operating results of the Company.

Currency devaluations and foreign exchange fluctuations may adversely affect Telefónica CTC Chile.

Volatility of the value of the Chilean peso against the U.S. dollar could adversely affect the Company's financial condition and results of operations. The Chilean peso has been volatile in the past, including an approximate 12.4% nominal devaluation against the U.S. dollar during 2001 and a 8.9% nominal devaluation during 2002, but in 2003 the peso recorded a nominal appreciation of 21.0% against the U.S. dollar and a 6.1% appreciation in 2004 as compared to year-end 2003. The main drivers of the volatility in the exchange rate in recent years have been the substantial devaluations in other Latin American markets, mainly Argentina and Brazil, as well as general uncertainty in global markets. In 2003 and 2004 Chilean peso appreciation was driven by improvement in Chilean economic indicators together with weakness in the US dollar. The value of the Chilean peso against the U.S. dollar may continue to fluctuate significantly in the future. See "Item 3. Key Information––Exchange Rates."

Historically, a significant portion of the Company's indebtedness has been denominated in U.S. dollars, while a substantial part of its revenues and operating expenses has been denominated in pesos. If the peso's value declines against the dollar, Telefónica CTC Chile will need more pesos to repay the same amount of dollar-denominated debt. As a result, fluctuations in the Chilean peso to U.S. dollar exchange rate may affect the Company's financial condition and results of operations. As of December 31, 2004, 67% of the Company's interest-bearing debt was denominated in U.S. dollars and was fully hedged against exchange rate variations between the peso and the U.S. dollar through financial instruments such as forward exchange agreements and cross currency swaps. The remaining 33% of the Company's interest-bearing debt is UF or peso denominated and therefore not subject to exchange rate risk. The Company's hedging policy against foreign exchange fluctuations is disclosed in "Item 11: Quantitative and Qualitative Disclosures About Market Risk—Risk of Variations in Foreign Currency Exchange Rates."

Risk Relating To Our ADSs

Controls on foreign investment and repatriation of investments in Chile may adversely impact a holder of our ADSs' ability to obtain and dispose of the shares of our common stock underlying its ADRs.

Equity investments in Chile by persons who are not Chilean residents are generally subject to exchange control regulations that restrict the repatriation of investments and earnings from Chile. Our ADSs are subject to an ADR foreign investment contract among us, the depositary and the Central Bank of Chile which is intended to grant holders of our ADSs and the depositary access to Chile's formal exchange market. See "Item 3. Key Information—Exchange Rates." Pursuant to current Chilean law, our ADR foreign investment contract may not be amended unilaterally by the Central Bank of Chile. However, we cannot make any assurances that additional Chilean restrictions applicable to holders of our ADSs, the disposition of underlying shares of our common stock or the repatriation of the proceeds from the disposition of the underlying common stock could not be imposed in the future, nor can we assess the duration or impact of the restrictions if imposed. If for any reason, including changes to our ADR foreign investment contract or Chilean law, the depositary is unable to convert Chilean pesos to U.S. dollars, investors would receive dividends or other distributions in Chilean pesos. Transferees of shares of our common stock withdrawn from the ADR facility will not be entitled to access to the formal exchange market unless the withdrawn shares are redeposited with the depositary.

The relative illiquidity and volatility of Chilean securities markets could affect the price of our ADSs and common stock adversely.

Chilean securities markets are substantially smaller and less liquid than the major securities markets in the United States. In addition, Chilean securities markets may be affected materially by developments in other emerging markets, particularly in other countries in South America. The low relative liquidity of the Chilean market may impair the ability of holders of ADSs to sell shares of our common stock withdrawn from the ADS program into the Chilean market in the amount and at the price and time they wish to do so.

Holders of ADSs may be unable to exercise preemptive rights.

The Ley Sobre Sociedades Anónimas, Law No. 18,046 and the Reglamento de Sociedades Anónimas (Chilean Corporations Law) and applicable regulations require that whenever we issue new common stock for cash, we grant preemptive rights to all of our shareholders (including holders of ADSs), giving them the right to purchase a sufficient number of shares to maintain their existing ownership percentage. Such an offering would not be possible unless a registration statement under the U.S. Securities Act of 1933, as amended, were effective with respect to such rights and common stock or an exemption from the registration requirements thereunder were available.

Since we are not obligated to elect to make a registration statement available with respect to such rights and the common stock, holders of ADSs may not be able to exercise their preemptive rights. If a registration statement is not filed or an applicable exemption is not available, the depositary will sell holders' preemptive rights and distribute the proceeds thereof if a premium can be recognized over the cost of any such sale.

Holders of ADSs may have fewer and less well-defined shareholders' rights than with shares of a company in the United States.

Our corporate affairs are governed by our estatutos, or bylaws, and the laws of Chile. Under such laws, our shareholders may have fewer or less well defined rights than they might have as shareholders of a corporation incorporated in a U.S. jurisdiction.

ITEM 4.    INFORMATION ON THE COMPANY

A.    History and Development of the Company

Telefónica CTC Chile is a corporation organized under the Chilean Corporations Law. Telefónica CTC Chile was incorporated on November 18, 1930 and has a duration through August 10, 2068. The address and telephone numbers of the Company's registered office and the Company's agent in the United States follow:

Compañía de Telecomunicaciones de Chile S.A. Avenida Providencia 111 Santiago, Chile Telephone: (562) 691 2020	CT Corporation System 111 Eighth Avenue New York, New York 10011 Telephone: (800) 624 0909

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

The Company's July 1990 international offering of American Depositary Shares ("ADSs") reduced Telefónica Internacional Chile's ownership to 44.45% of the company's issued and outstanding capital stock. Subsequently, payments made by third parties for subscribed but unpaid shares further reduced Telefónica Internacional Chile's ownership. In 1999, the Company launched its new brand name, "Telefónica CTC Chile." On December 31, 2004, Telefónica Internacional Chile's ownership stake in the Company was 44.9%.

In accordance with Chilean Decree–Law 3,500, the Company has amended its Estatutos ("Bylaws") to prohibit any shareholder from owning more than 45% of Telefónica CTC Chile's capital stock in order to enable all Chilean pension fund managers ("AFPs") to invest in Telefónica CTC Chile.

The Company's website address is www.telefonicactcchile.cl.

Mergers, Acquisitions and New Subsidiaries

During the last three years the Company has not participated in merger or acquisition activities material to the business.

Divestitures

•	On July 3, 2000, the Company sold to its former partner in the cable TV business, Cordillera Comunicaciones Ltda. ("Cordillera"), the following: (i) its 40% ownership interest in cable TV operator Metrópolis Intercom; (ii) 100% of its wholly owned subsidiary Compañía de Telecomunicaciones de Chile—Plataforma Técnica Red Multimedia S.A., which provides installation and maintenance services for the cable TV network; and (iii) 100% of the cable TV network. The sales price for the entire transaction amounted to the Chilean peso equivalent of US$270 million, of which the equivalent of US$250 million, equivalent to Ch$140,873 million (historic value), was paid on October 2, 2000 and the remaining equivalent of US$20 million is to be paid at the end of the fifth year from the transaction date, at an annual interest rate of 6%. The transaction put an end to the arbitration process related to the development of internet services for residential customers that was being carried out between the Company and Cordillera. This arbitration process had prevented the Company from offering internet access services to its customers by any means other than regular switched access.

•	On July 31, 2003, the Company sold its remaining 35% interest in its information system subsidiary, Sonda. The Company acquired 60% ownership interest of Sonda on January 11, 1999. On October 12, 2001, the Company signed a Shareholders' Agreement with its partners in the subsidiary Sonda, giving them a call option on Telefónica CTC Chile's 60% interest in Sonda, and obtained a put option on this interest. On September 26, 2002, Telefónica CTC Chile, through its subsidiary Telefónica Empresas, sold a 25% equity interest in Sonda to its partner Mr. Navarro (Sonda's founder) for approximately Ch$27,921 million, equivalent to US$37.5 million (historic value), thereby reducing its equity interest in Sonda to 35%. At the same time, Telefónica CTC Chile signed an Option Agreement in connection with its remaining 35% interest in Sonda, which terminated and superseded the previous Shareholders' Agreement. The Option Agreement gave the Company an option, which could be exercised in July 2005, to put its remaining 35% interest in Sonda to Mr. Navarro, and gave Mr. Navarro a call option on such remaining interest, which could be exercised in July 2003, July 2004 or August 2005. Minimum prices were established for all of these transactions and the minimum price for Telefónica CTC Chile's put option was guaranteed by a performance bond issued by certain Chilean banks. On July 31, 2003, Mr. Navarro exercised an anticipated call option whereby Telefónica CTC Chile sold him its 35% of Sonda's shares in the amount of UF1,972,206 (Ch$33,388 million or US$56.2 million). This transaction generated a gain of Ch$3,558 million (US$6.0 million), which was offset by Ch$9,808 million (US$16.7 million) due to an extraordinary amortization of goodwill associated with the 35% ownership of Sonda. See "Item 10. Additional Information––Material Contracts."

•	On September 1, 2003, Telefónica CTC Chile sold 100% of its participation in its subsidiary CTC-Isapre S.A. for UF9,175 equivalent to Ch$157.2 million (historic) (US$0.3 million).

•	On March 24, 2004, Telefónica CTC Chile agreed to sell its 9% ownership interest in Publiguías to Telefónica Publicidad e Información S.A. (TPI), a subsidiary of Telefónica S.A. (Spain). The sale agreement was signed on April 26, 2004 for a sale price of US$14.8 million, equivalent to Ch$9,013 million, with a net income of Ch$4,940 million (US$8.9 million) (historical).

•	On May 18, 2004, the Board of Directors of Telefónica CTC Chile agreed to recommend to shareholders the approval of the offer made by one of Telefónica's subsidiaries, TEM, to acquire 100% of the Company's subsidiary, Telefónica Móvil de Chile S.A. This transaction required two-thirds shareholders approval at an Extraordinary Shareholders' Meeting. On July 15, 2004, 69.1% of total shares outstanding approved the sale of 100% of the shares of Telefónica Móvil de Chile S.A. to Telefónica Móviles S.A. (a 92.44%-controlled subsidiary of Telefónica S.A.) for US$1,058 million, equivalent to Ch$736,325 million, in addition to Ch$168,000 million (US$263 million) (historic) for all amounts owed by Telefónica Móvil de Chile S.A. to Telefónica CTC Chile. The sale generated an after tax profit of Ch$303,540 million (equivalent to US$544.6 million as of December 31, 2004). In addition to recommending the sale to shareholders, the Board considered the offer made by TEM and recommended that management request fairness opinions. Fairness opinions were prepared by JP Morgan and ABN AMRO. The opinions of these investment banks confirmed that the price of the transaction was fair to Telefónica CTC Chile shareholders. Mobile telephony offered attractive growth rates and represented 29.2% of total revenues as of December 31, 2003, but it was a capital intensive business, with a high market penetration near 60% at time of sale and it faced intense competition which resulted in a low level of profitability for the business. See "Item 5. Operating And Financial Review and Prospects—Recent Developments and Trends."

Capital Expenditures

Capital expenditures carried out by the Company in 2002, 2003 and 2004 amounted, respectively, to Ch$151,412 million (US$204 million; historic value as of December 31, 2002), Ch$146,581 (US$240.8 million; historic value as of December 31, 2003) and Ch$84,267 million (US$151.2 million; historic value as of December 31, 2004). In July 2004, the company sold its mobile subsidiary Telefónica Móvil de Chile S.A. and thus no longer consolidated mobile capital expenditures. Capital expenditures of the mobile subsidiary during the first half of 2004 totaled US$32 million (equivalent to Ch$17,837; historic value as of December 31, 2004). In 2003 and 2002, mobile capital expenditures amounted to US$131.6 million (Ch$78,144 million; historic value as of December 31, 2003) and US$71.1 million (Ch$51,093 million; historic value as of December 31, 2004), respectively. Due to the sale of the mobile subsidiary, capital expenditure requirements have been significantly reduced. Capital expenditures in the mobile business represented approximately 21% of the Company's total capital expenditures for 2004.

The Company has been steadily adjusting its capital expenditures in local telephony and using its available installed capacity to expand service, rather than creating new lines. During 2004, the Company focused investment on broadband services, corporate communications and local telephony (especially in maintenance and sale of lines). In data services, the Company continued to expand broadband access based on ADSL technology for the residential and corporate segments, increasing transport capacity and doubling access speed. In corporate communications, the data network has been enhanced to provide the highest security, support and availability standards for our corporate customers.

The Company plans to focus capital expenditures in 2005 mainly on broadband and corporate communications at levels similar to those in 2004 (excluding expenditures relating to mobile telephony). Since January 2001, all capital expenditures made by the Company have been on projects located within Chile. Capital expenditures have been financed substantially with cash flow generated from operations.

B.    Business Overview

Telefónica CTC Chile is the largest telecommunications enterprise in Chile and, according to Company estimates, as of December 31, 2004 owned approximately 73% of all fixed telephone lines in the country. As of December 31, 2004, the Company provides a broad range of telecommunications and other services throughout Chile, including:

•	local telephone service;

•	domestic long-distance service ("DLD") and international long-distance service ("ILD");

•	data transmission;

•	dedicated lines (direct lines dedicated to a customer's exclusive use);

•	broadband and Wi-Fi (Wireless Fidelity);

•	terminal equipment sales and leasing;

•	public telephone service;

•	interconnection services (connecting calls from long-distance, mobile and local telephone networks to Telefónica CTC Chile's local telephone network);

•	value-added services (including the sale of telephone numbers—such as "700" numbers for toll calls—to providers of telephone-based services, and the provision of supplementary services and direct dialing);

•	internet access; and

•	security systems services (alarm monitoring through telephone lines).

For more information, see "Item 5. Operating and Financial Review and Prospects—Recent Developments and Trends."

The Company provides all of its fixed telephony services through its own digital telecommunications network, including local telephone service and interconnection services. In addition, our subsidiaries Telefónica Mundo S.A. ("Telefónica Mundo") and Globus 120 provide substantially all of their domestic and international long-distance services with their own equipment and long-distance network.

During the last three years, Telefónica CTC Chile's operating revenues have been substantially generated from its operations in Chile, except for certain revenues generated by Sonda. The Company discontinued consolidating Sonda's revenues when the Company sold 25% of its equity interest in September 2002. Its remaining 35% equity interest was sold in 2003. Sonda had operations in Argentina, Brazil, Uruguay, Ecuador and other Latin American countries.

Chilean law currently requires companies to obtain licenses from the government before providing many telecommunications services. Telefónica CTC Chile holds licenses to provide local telephone service and data transmission services throughout Chile. The Company holds licenses to provide long-distance service throughout Chile and internationally through its subsidiaries Telefónica Mundo and Globus 120. In addition, Telefónica CTC Chile held licenses to provide mobile telephony services in Chile through its subsidiary Telefónica Móvil de Chile S.A. until its sale on July 1, 2004. See "—Licenses and Tariffs—Licenses" below.

The Chilean government can set the maximum prices, fees and charges that Telefónica CTC Chile and other telecommunications companies may charge for certain services, including the following:

•	local telephone service;

•	public telephones;

•	interconnection services and related administrative services;

•	unbundled network services; and

•	line connections.

In 2004, approximately 50% of Telefónica CTC Chile's total operating revenues were generated through the provision of services subject to tariff regulation. Excluding the revenues from mobile communications and revenues from mobile interconnections recorded in the period between January 2004 and June 2004, regulated revenues represented approximately 55% of total revenues. Tariff Regulation applies to our fixed monthly charge, variable charge, connections and other installations, access charges for rural companies, the number for information services (level 103) through an operator, access charges and interconnections and public telephones. The Chilean government does not currently regulate the prices that Telefónica CTC Chile charges for its other products and services, including long-distance, data transmission, broadband, value-added services, directory advertising and sales, and leasing of terminal equipment, among others.

The following table provides the breakdown of those products and services offered by Telefónica CTC Chile that are (i) regulated under the 2004-2009 tariff regime (Tariff Decree No. 169), (ii) unregulated and/or (iii) require licenses.

Services Subject to Tariff Regulation	Activities Not Subject to Tariff Regulation
License Required(1)	License Required	License Not Required
Local telephone service	Domestic long-distance service	Sale of advertising in telephone directories
Access charges and interconnections	International long-distance service	Direct marketing
Public telephones	Mobile communications(2)	Sales and leasing of telephone and facsimile equipment and private exchanges ("PABX")
Line connections	Public data transmission	Supplementary services
Unbundled network services(3)	Other Unbundled network services(3)	Broadband

(1)	All services subject to tariff regulation require licenses.

(2)	The interconnection fee for calls to the mobile networks is regulated under the CPP structure. See "Item 4. Information on the Company— Business Overview—Licenses and Tariffs—The Tariff System—Calling Party Pays." The mobile business was sold in July 2004.

(3)	Only the unbundling of the fixed network is regulated.

Business Areas

Fixed Telecommunications

The fixed telecommunications business segment includes all services provided using the fixed line network infrastructure, such as basic telephony that consists of traditional telephone services including fixed charge, variable charge, minute plans (new flexible plans), line connections, value-added services, broadband services through ADSL technology, access charges, interconnections and other fixed telecommunications businesses (which include directory advertising, ISP for companies and small and medium businesses, security services such as alarm monitoring through fixed lines, public telephones, interior installations and equipment sales and rental). Fixed telecommunications revenues, which accounted for 60.1% of the Company's operating revenues in 2004, decreased by 4.0% to Ch$422,223 million (US$757.5 million) compared to Ch$439,749 in 2003.

Basic Telephony:

Revenues from basic telephony includes: (i) telephone line service fees (fixed monthly charge), (ii) variable charges that includes local traffic defined as measured local service ("MLS"), traffic from local lines to internet and mobile telephones ("local tranche") and prepaid traffic through prepaid cards, (iii) flexible plans (plans of minutes), (iv) connections and other installations and (iii) certain value-added services that enhance the communications experience of its customers, such as voice mail, call-waiting, call-forwarding, caller-ID, and access to information and entertainment services (600 and 700 numbers), among others.

During 2004, 343,318 new fixed lines were connected, an 11.4% increase in new line connections as compared to 2003, while 332,733 lines were disconnected, a 42.5 % decrease in comparison with 2003. As a result, lines in service under Fixed Telephony as of December 31, 2004 totaled 2,427,364, representing an increase of 0.4% as compared to December 31, 2003. Of the 2,427,364 lines in service as of December 31, 2004, 11% were corporations, 15.8% were small business and professional clients and 73.2% were residential and others, which include prepaid lines and public telephone lines.

The following table sets forth certain fixed line performance and line connection information for the periods indicated.

	For the year ended December 31,
	2000	2001	2002	2003	2004
Lines installed	2,990,941	3,019,416	3,023,541	3,037,267	3,043,379
Fixed lines in service	2,700,536	2,723,310	2,686,695	2,416,779	2,427,364
Average fixed lines in service	2,633,278	2,736,633	2,732,208	2,558,291	2,406,266
Lines per 100 inhabitants(1)	18.2	18.2	17.7	15.7	15.2
Number of new lines connected	288,483	330,619	340,419	308,266	343,318
Number of lines disconnected	179,489	307,845	377,034	578,182	332,733
Applications pending	10,252	32,329	36,493	11,570	11,330
Defects per line (annual average)(2)	0.25	0.25	0.35	0.35	0.40

(1)	Telefónica CTC Chile fixed lines per 100 inhabitants.

(2)	Defects refer to any technical problems occurring in telephone lines, ADSL and equipment as well as in the Company's external plant and central switches.

Over the past three years, Telefónica CTC Chile's fixed line traffic has decreased, mainly due to customers' greater use of mobile services and electronic communications such as electronic mail.

The following table shows local telephone service traffic, by number of calls and millions of minutes, for the periods indicated.

	For the year ended December 31,
	2000	2001	2002	2003	2004
Local calls (in millions)	6,062	5,652	5,266	4,984	4,754
Local traffic (in millions of minutes)(1)	16,841	16,410	15,900	15,178	13,759

(1)	As of February 1, 2000, per second billing was implemented.

Although Telefónica CTC Chile operates approximately 73% of the local fixed lines in service in Chile (a total of approximately 3.3 million lines in service in the market as of December 2004, according to Company estimates), our market share has been declining for the past five years. Factors that have contributed to our declining market share include, but are not limited to, new entrants in the fixed line business and an increase in the penetration of mobile communications services in Chile.

Currently, 11 companies also provide local telephone service and, in the aggregate, operated approximately 27% of the total number of fixed lines in service in Chile as of December 31, 2004. In certain areas of the Santiago Metropolitan Region, Complejo Manufacturero de Equipos Telefónicos S.A.C.I. ("CMET"), Compañía Telefónica Manquehue Ltda. ("Manquehue Net"), Telesat S.A. ("Telesat"), VTR Telefónica S.A. ("VTR"), which is a subsidiary of United GlobalCom, and Entel Telefonía Local S.A. ("Entelphone"), which is a local telephony subsidiary of Empresa Nacional de Telecomunicaciones S.A. ("Entel"), hold licenses to provide local service. Furthermore, two companies, Compañía Nacional de Teléfonos S.A. ("Telefónica del Sur") and its subsidiary Compañía Telefónica de Coyhaique S.A. ("Telcoy"), have licenses to provide local service in southern Chile, in

Regions X and XI, respectively. Additionally, Telmex operates a small scale operation in the corporate segment of the main cities in the country after acquiring Chilesat operations in 2003. The initial licenses have been modified over the years, extending the license areas of the local telephone service providers, mainly VTR (in Regions I, II, V and VIII) and Telefónica del Sur (in Regions IX and VIII). Apart from Telefónica CTC Chile, three other companies provide local telephone service in rural areas. Telefónica CTC Chile also competes with providers of private communications systems, particularly in areas of significant business activity. Marketing channels: The Fixed Telecommunications business area uses marketing channels owned by the Company, such as commercial offices and retail stores that sell Telefónica CTC Chile's products, as well as external marketing channels, such as direct telemarketing sales by third parties, complemented by an external sales force and specialized distributors.

Since the implementation of Tariff Decree No. 187 in 1999, which greatly affected the profitability of the Company's fixed line business, Telefónica CTC Chile has strategically chosen to halt investment in the expansion of its fixed line network. However, the number of lines-per-inhabitant owned by Telefónica CTC Chile decreased from 18.2 per 100 inhabitants of Chile as of December 31, 2000 to 15.2 per 100 inhabitants as of December 31, 2004, which represents a 16.5% decrease during that period. In order to mitigate the adverse impact of the 1999 tariff decree and the decrease in traffic and other negative factors affecting fixed line revenues, Telefónica CTC Chile has focused on offering various non-regulated services over its local network infrastructure, thus adding value to existing fixed lines and mitigating the decrease in revenues per line. The Company markets new services aimed at facilitating customer communications options and increasing the number of successfully completed calls, such as:

Flexible tariff plans:

In February 2004, Telefónica CTC Chile was authorized to offer alternative tariff plans to the regulated plan consisting of a fixed charge plus variable charge. This new regulatory rule allowed the Company to offer alternatives to the regulated plan without previous authorization by the regulator and compete by adapting to customers' needs. These plans are not subject to maximum tariffs or predetermined structures and may include joint offers with other services. Since June 2004 the Company has launched minute plans with prepaid and postpaid options, consisting of telephone service with a certain number of minutes for a flat monthly fee. The Company has also begun marketing bundled services, such as minute plans plus broadband. See "—Licenses and Tariffs—The Tariff System" below. The tariff flexibility allowed the Company to offer new plans, thus opening markets that were previously off-limits and reduce the drop in the number of lines in service. Monthly figures began rising on a consecutive basis in the second half of 2004, bringing the total number of lines in service to 2,427,364 by year-end (an increase of 0.4%). For more details regarding changes in the tariff regime, see "—Licenses and Tariffs—The Tariff System" below. As of December 31, 2004, 229,760 customers had subscribed for flexible tariff plans. Part of them are new clients and part are customers that migrated from the traditional regulated plan, representing 9.5% of the Company's lines in service, as of December 31, 2004. Although the effective rates charged for flexible tariff plans are less than those charged in traditional plans, these types of products still allow the Company to use the available capacity of the network to be more competitive.

ADSL Broadband Services

In line with the Company's strategy related to utilization of existing fixed lines, the Company has also focused on expanding the number of clients with ADSL connections to provide broadband services all over the country. In 2004, this focus resulted in a 60.3% increase in the number of ADSL connections, reaching 200,794 customers nationwide as of December 31, 2004, of which 59.9% were residential, 24.2% were small business and professional clients, 12.3% were wholesale and 3.6% were corporations, with the most significant growth coming in the small and medium sized business sector, where we had lower levels of penetration. The Company markets its ADSL broadband services in two ways: to the end user, whether residential or business customers, under the name of "Speedy" and

"Speedy Business," respectively, and as a wholesaler to internet service providers (ISPs) and other telecommunications companies who resell the service to their respective customers. This service is called "Megavía."

Although broadband service is currently primarily used for high speed internet access, it also allows the Company to offer customers other services, such as virtual private networks ("VPNs"), security systems with remote monitoring from anywhere in the world ("Viginet"), e-learning, wireless connections, connections to a second PC, intranet IP telephony (voice over IP) for corporate customers and multimedia applications.

In September 2004, the Company doubled the connection speed for all its broadband customers, setting an important precedent in the market. Revenues from ADSL services in 2004 were Ch$25,162 million) (US$45.1 million), which represents 3.6% of total consolidated revenues.

The following table sets forth the number of ADSL connections in service as of the dates indicated.

	As of December 31,
	2000	2001	2002	2003	2004
ADSL connections in service	279	14,808	54,163	125,262	200,794

There are six operators in the Chilean broadband market (broadband being defined as connections of 128 kbps or more). These operators use a variety of technologies including ADSL, cable modem and WLL (Wireless Local Loop). Two of the six operators provide broadband service utilizing cable modems (VTR and Metrópolis Intercom, the latter is a 50% subsidiary of Liberty Media which also controls the owner of VTR, United Global Com), three utilizing ADSL technology (Telefónica CTC Chile, Telefónica del Sur and Telefónica Manquehue) and one utilizing ADSL and WLL technology (Entel). Broadband connections currently represent 63% of all internet connections (broadband, narrowband and dedicated). Broadband penetration of total fixed lines in Chile (approximately 3.3 million lines in service in the market as of December 2004, according to Company estimates) has increased from 11% in 2003 to 15% at the end of 2004.

The Company estimates that, as of December 31, 2004, its ADSL service (including direct sales and as a wholesale provider) accounted for approximately 40% of all broadband access over 128 kbps offered in Chile. Consequently, Telefónica CTC Chile estimates that it has a leadership position in the provision of this service.

In August 2003, Telefónica CTC Chile launched its new Wi-Fi service, consisting of a broadband wireless connection allowing mobility and use anywhere within a coverage range. The Company also implemented various Hot Spots nationwide, allowing wireless connections in certain Hot Spot activated locations by using a PDA or laptop computer. At December 31, 2004, 267 hotspots were installed among other places, in airports, universities, restaurants, shopping centers and service stations. In November, Telefónica CTC Chile signed a roaming agreement with the local operator, Telefónica del Sur, to extend coverage of the Wi-Fi service to 150 hot spots for the usage of CTC's ADSL customers, opening the door for Chile to become the first country in the region to allow interoperability for customers with Wi-Fi access. This new service is considered an important factor for leveraging the ADSL business.

Prepaid Services

The Company has also sought to increase the use of its fixed lines by offering prepaid card services. These services have provided strong support to the development and growth of the fixed line business and have played a role in the development of alternatives to the traditional regulated plan. They have also allowed for the introduction of the prepaid model into new business areas such as broadband wireless internet and home security. Among the prepaid services, the Tarjeta Línea Propia or "TLP" card allows users to make calls from any fixed line telephone (including those blocked for long-distance, cellular or 700 number calls), public telephones and Telefónica Móvil de Chile S.A. or other enabled mobile company phones. In 2004, the Company sold 13 million TLP units at Ch$1,000 (US$1.8) each, representing an increase of 17.7% in sales as compared to 2003.

Security Services

Telefónica CTC Chile, through its subsidiary Telemergencia, offers home security and home assistance services through monitoring and alarm systems connected to a security platform over its existing fixed telephone lines. Telemergencia offers a wide variety of plans adapted to customers' needs and budgets, ranging from an alarm monitoring service through telephone lines to the more complex Viginet plan, a digital video-surveillance system that can be operated online from a broadband internet connection. In 2003, Telemergencia consolidated its business model and launched new plans, including prepaid monitoring, which offers greater flexibility in contracting the service for limited time periods and outsourcing monitoring companies. In 2004, this business grew 21% compared to 2003 in terms of number of customers, which reached 59,825 by December 31, 2004. Telemergencia is now the market's second leading alarm monitoring company behind ADT which has 52% of the market, according to Company estimates. It is the only one with both plans affordable for a broad base of consumers and national coverage. As of December 31, 2004, the Company estimates that its share of the market for security services was 30%.

Revenues from Telemergencia in 2004 were Ch$6,681 million (US$12.0 million), which represents 1.0% of total consolidated revenues.

Public Telephones (Pay phones)

Telefónica CTC Chile offers public telephony services through its subsidiary CTC Equipos. CTC Equipos is responsible for the installation and operation of its own public telephones on public roadways and in indoor areas, the marketing of public telephone equipment to private third parties and the fixed telephony installation. Currently, the public telephony market in Chile is made up of seven operators and numerous private parties in which Telefónica CTC Chile has a market share of approximately 24% of installed lines. The revenues in this business area are generated by traffic on public phones owned by the Company, the management of its own call centers, maintenance agreements for indoor installations, and post-sales maintenance and business support services provided to third parties such as owners of public telephones purchased from the Company.

The Company ended 2004 with a total of 10,288 public telephones (which allow the use of coins or prepaid cards to make calls), down 7% from 2003. Telefónica CTC Chile also manages community lines, which at December 31, 2004 totaled 17,991 lines and which mainly represents the product known as "Nuestro Teléfono" (Our Telephone) which only allows calls to 800 numbers and prepaid card calls or collect calls.

Interior Installations and Equipment Rental

The Company also provides interior installations of telephone equipment and equipment rental. In 2004, revenues from interior installations, accounted for 4.4% of Telefónica CTC Chile's consolidated operating revenues, decreasing 1.4% as compared to 2003. The Company competes in this business area mainly with Telefónica del Sur, Telcoy, Entel, Telefónica Manquehue and other third parties that own and operate public telephones in Chile.

Directory Advertising

Fixed Telephony also includes certain products and services offered by Impresora y Comercial Publiguías S.A. ("Publiguías"), which publishes, distributes and sells advertising space in telephone directories and Chilean tourism guides. Under an agreement that expires in June 2006, Telefónica CTC Chile provides Publiguías with billing and collection services for its sales of advertising in the Yellow Pages and White Pages directories, and Telefónica CTC Chile receives a percentage of the revenues generated by Publiguías through such sales. In addition, Publiguías pays a charge per client for the permanent updating and maintenance of the related database by Telefónica CTC Chile. In 2004, these revenues accounted for 0.8% of the Company's total operating revenues and 1.4% of Fixed Telephony revenues, as compared to 0.7% and 1.3%, respectively, in 2003.

Access Charges and Interconnection Services

Access charges and interconnection services include revenues from interconnection charges generated by long-distance carriers and other telecommunications operators that use Telefónica CTC Chile's network and data processing services such as metering, rating, billing and collections offered to long-distance operators.

Long-Distance

Through its subsidiaries Telefónica Mundo and Globus 120, the Company provides a broad offering of domestic and international long-distance services ("Long-Distance"), including public and private voice, data and video services. The Long-Distance business segment also includes the rental of Telefónica Mundo's long-distance network to other telecom operators. As of December 2004, 26 companies offered long-distance service in Chile, with 15 of such companies accounting for approximately 99% of all long-distance traffic. Only three of these companies, Telefónica Mundo, Entel and Telmex, operate their own long-distance networks. These three operators accounted for nearly 96% of DLD traffic and 84% of the outgoing ILD traffic in 2004, according to Company estimates. The Long-Distance services and products provided by the Company are not subject to tariff regulation. In 2004, revenues from the Long-Distance segment represented 8.8% of Telefónica CTC Chile's total consolidated revenues.

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

In recent years there has been a change in consumer habits. For instance, consumers have been making shorter long-distance calls, and have started substituting long-distance with mobile services and e-mail communications. These changes have had a negative impact on the general domestic long-distance market in recent years. To mitigate that trend, the Company has launched different plans for customers to generate traffic and enhance customer loyalty, as explained below, which have allowed the Company to reverse the negative market trend. DLD traffic generated by the Company's Long-Distance business segment increased 2.6% in 2004, as compared to 2003. Additionally, outgoing ILD traffic increased 4.2% in 2004 over the previous year. In 2004, both subsidiaries' market shares represented approximately 44% of domestic long-distance voice traffic and 31% of outgoing international long-distance voice traffic, maintaining market leadership in DLD while holding the number-two position in ILD, according to Company estimates. The Company's principal competitor with respect to long-distance services is Entel.

The following table sets forth traffic information for domestic and international long-distance telephone traffic carried by Telefónica Mundo and Globus 120 for the periods indicated:

	2000	2001	2002	2003	2004
Domestic long-distance traffic (in millions of minutes)	712	799	717	647	664
Outgoing international long-distance traffic (in millions of minutes)	56	63	66	64	67

In response to the negative trend in the long distance market and the intense competition in this business, in addition to offering the traditional long distance traffic services under the multi-carrier contract or dialup system, Telefónica Mundo and Globus 120 have focused on offering new and innovative plans of service aimed at increasing traffic, enhancing customer loyalty, and improving use of the Company's network and infrastructure. These plans, which had a total customer base of 395,316 as of December 31, 2004, allow the customer, for a fixed monthly fee, to make calls with preferential rates per minute. The Company offers different kinds of plans according to customers' needs. Thus, customers can choose (i) a fixed monthly charge to make ILD or DLD calls with preferential rates, (ii) plans which include free nationwide minutes during the hours provided for each plan, (iii) a DLD plan aimed at residential and small and medium business customers allowing them to make all DLD calls at a preferential rate as determined according to monthly usage or (iv) an ILD plan which allows residential customers to make outgoing international calls at a discount for certain international routes of their choice at a monthly cost based on each customer's actual use, among others. If the service is not used in a month, a minimum rate is paid. It also includes a basic plan for all other international long distance calls and domestic long-distance.

The main sales channels through which the Company offers its long distance products and services are direct telemarketing sales campaigns conducted by third parties. The Company also uses third-party call centers to sell domestic and international long distance traffic plans and other products, such as prepaid cards.

With the objective of controlling non-payment of long-distance services, since November 2000 Telefónica CTC Chile has offered all long-distance carriers the ability to suspend all telephone services, including local service, access to mobile phones, access to "700" (toll calls) and "800" (toll-free calls) numbers and access to all other long-distance carriers to customers who have not paid their telephone bill in full within 27 days of the billing date. The Company does not accept partial telephone bill payments, unless the customer has presented a formal complaint that has been accepted by the corresponding long-distance carrier.

In order to increase the profitability of the domestic and international network of the Long-Distance business segment, Telefónica Mundo also serves other telecommunications operators' needs in voice transport and capacity, including other long distance carriers with and without their own networks, as well as mobile companies, including Telefónica Móvil which was sold in July 2004, and ISPs.

Telefónica Mundo, like many other long distance operators, also has a business area dedicated to international businesses. This area is involved in negotiating settlement rates and volumes for incoming and outgoing international traffic with different international operators, as well as establishing agreements for the intermediation of international traffic among long-distance carriers.

Corporate Customer Communications and Data

Telefónica CTC Chile serves the communications needs of corporate customers and large corporations (the "Corporate Customers Communications and Data" business segment) primarily through its subsidiary, Telefónica Empresas, which has specialized units for customer service, product and service development and operations management. This business segment serves approximately 3,700 customers, including close to 565 large corporations, ministries and government agencies. This business segment's activities include the delivery of advanced telephony solutions and voice equipment, such as PABX, videoconferencing and point-to-point data circuits for corporate customers in all segments. Additionally, it offers communications solutions, data transmission and value-added services to all its customers through advanced data connections such as, among others, Frame Relay, ATM and the IP Network. In 2002, there was a migration by certain customers from traditional technologies, such as Datared and Frame Relay, to more advanced solutions over our IP network. In addition, Telefónica CTC Chile delivers advanced telecommunications solutions to corporate customers by offering consulting, professional services and outsourcing, and offers wholesale ADSL to ISPs, who in turn market them to their end-user customers. The Company also maintains, through Telefónica Empresas, a specialized e-Solutions division, whose primary goal is to develop the data center and network outsourcing businesses, which offer customers new value-added and integrated services based on their corporate communications needs. Telefónica Empresas also provides post-sales services, such as installation, maintenance, updates of products and services and integration of new solutions.

Within the framework of tariff flexibility for local telephony, the authorities set the monthly average for heavy usage at 15,000 minutes for 2004, and at 12,000 for 2005 and thereafter. This has allowed us to develop a variety of solutions adapted to the needs of each corporate customer, depending on traffic level.

During 2004, e-solutions services grew significantly. This area, whose primary purpose is the development of new business over the internet, IP Network, Data Center and Network Outsourcing, offers new value-added solutions and integrated services tailored to companies' communications needs.

In 2004, Telefónica Empresas showed significant growth in the Hosting and Solutions and IP Services product lines. It also positioned itself as a major player in Electronic Billing services (30% of market share), as well as providing outsourcing solutions, data networking, and multi-company voice solutions for the financial sector.

The Company estimates that it had approximately 23% of the corporate market share for dedicated internet access. In this market, the Company competes mainly with Entel, IFX Corporation, Telmex Chile (formerly AT&T Chile) and Equant Chile S.A.

One of the year's highlights was also the ISO 9001-2000 certification for Telefónica Empresas' products and services planning, design and development processes. This reaffirms this subsidiary's leadership in the marketplace, providing its customers with high-quality products and services certified with this important international standard.

As of December 31, 2004, revenues from the corporate customers communications and data business segment accounted for 11.8% of Telefónica CTC Chile's total operating revenues, as compared to 9.7% of total operating revenues in 2003. Revenues from corporate customers communications and data increased by 2.7% in 2004 as compared to 2003, mainly as a result of the increase of revenues from links and others, related to the closing of relevant projects from e-solutions and the growth from data services due to higher revenues from the IP network.

The following table sets forth the number for some of the Company's data services as of the dates indicated.

	As of December 31,
	2000	2001	2002	2003	2004
Datared (circuits)	17,899	18,467	13,496	10,820	9,770
Frame Relay (points)	4,394	6,012	5,215	5,016	3,892
ATM (points)	1,111	1,585	1,719	1,790	1,660
Dedicated IP connections	102	883	3,788	7,018	10,377
Switched IP connections (average)(1)	13,000	15,835	19,585	18,729	13,988

(1)	Average connections, except for 2000, which is end of period as of December 31, 2000.

Telefónica CTC Chile estimates that its share of the total revenues generated by the market for these services was approximately 47%, as of December 31, 2004 (competitive position of Telefónica CTC Chile is based on public filing and the Company's internal estimates). Its main competitors in this area are Entel, Teleductos S.A and Telmex Chile (formerly AT&T Chile).

Other Businesses

Telefónica Gestión de Servicios Compartidos Chile S.A. (t-gestiona) is a Telefónica CTC Chile subsidiary that supports other business areas of the Company through the provision of logistics, e-learning, fund management, insurance, collection, personnel, tax, real estate administration and general services to various business units and corporate areas of the Company, its subsidiaries and for external clients. t-gestiona is also responsible for cost management, quality and timing of the services rendered, administration of its own financial, human and technical resources, and for establishing contractual agreements with each of its customers. This service model gives the Company and its multiple businesses a competitive advantage in terms of efficiency and effectiveness and allows it to avoid duplicating support activities. It also allows each business unit to replace fixed cost structures with variable costs based on the volume of their respective operations. During 2004, its management focus continued to be on operating efficiency and excellence, and the generation of revenue from third parties.

Mobile Communications

In July 2004, Telefónica CTC Chile sold its mobile communications business to Telefónica Móviles S.A. (TEM) for US$1,058 million, equivalent to Ch$736,325 million, and TEM assumed Ch$168,000 million (US$263 million) (historic) of the existing debt of Telefónica Móvil de Chile S.A. with Telefónica CTC Chile. As a result, since July 1, 2004, the Company no longer includes Telefónica Móvil de Chile S.A. in its financial statements.

The mobile communications business segment ("mobile communications") offered mobile telecommunications products and services through the Company's former subsidiary, Telefónica Móvil de Chile S.A., and generated revenues from outgoing cellular traffic, interconnection fees from incoming calls from other networks and mobile equipment sales.

As of June 30, 2004, Telefónica Móvil de Chile S.A. had a total customer base of 2,738,580, representing a growth of 40.8% over the previous year and a 32.6% market share, according to Company estimates. 83.8% of clients were prepaid clients. Mobile communications revenues accounted for 18.8% of Telefónica CTC Chile's total operating revenues in 2004, taking into account only six months of the mobile operation for the year. As of December 31, 2003, mobile communications revenues accounted for 29.2% of Telefónica CTC Chile's total operating revenues. See "Item 5. Operating Financial Review and Prospects—Operating Results."

In 2004, Telefónica Móvil de Chile S.A faced significant changes, challenges and achievements. Early in the year, the new 2004-2009 tariff decree went into effect for mobile telephony company interconnections, providing for a 26.5% average decrease in access charges over the following five years. This had a significant impact on the business's operating margin.

In developing new, value-added services, Telefónica Móvil de Chile S.A. marked an achievement with the launch of transmission of the TVN signal with EDGE technology, providing connection at speeds of up to 474 kbps and international data roaming service, among others.

The Company estimates that penetration of mobile communications services in Chile increased to 60 mobile telephones per 100 inhabitants in 2004, compared to 48 mobile telephones per 100 inhabitants in 2003.

Competition

The following chart shows the business segments in which the main Chilean telecommunications companies operate:

Company	Fixed Telephony	Broadband (1)	Long-Distance	Mobile Communications	Data Transmission	ISP Corporate		ISP Residential
Telefónica CTC Chile(2)	X	X	X		X	X
T. Móvil de Chile S.A.(3)				X
BellSouth(3)			X	X
ENTEL(6)	X	X	X	X	X	X		X
VTR	X	X	X					X
Smartcom				X
Telmex Chile(4)	(5)		X		X	X		X
Telefónica del Sur	X	X	X		X	X	(5)	X
Manquehue Net	X	X	X		X	X	(5)	X
Terra Networks								X
CMET	X	(5)	X					X
Transam			X					X
GTD	X		X		X	X		X

(1)	Broadband with last mile access. Does not include resellers or ISPs and does not consider dedicated accesses to corporations.

(2)	In July 2004, the Extraordinary Shareholders' Meeting of Telefónica CTC Chile approved the offer made by TEM to acquire 100% of the Company's subsidiary, Telefónica Móvil de Chile S.A. See "Item 5. Operating and Financial Review and Prospects—Recent Developments and Trends."

(3)	In early 2004 Telefónica S.A. announced the purchase of BellSouth L.A. through its subsidiary, TEM. In July 2004, TEM acquired 100% of the Company's subsidiary, Telefónica Móvil de Chile S.A. The Antitrust Commission approved the merger of both companies in January 2005.

(4)	Includes operations from AT&T Chile (presently known as Telmex Chile) and Chilesat Corp.

(5)	Recently in the market or not relevant to operations.

(6)	Telecom Italia sold its stake in Entel Chile to Chilean investors.

Telefónica CTC Chile faces intense competition in every aspect of its business activities. Unless otherwise indicated, all statements regarding the competitive position of Telefónica CTC Chile are based on the Company's internal estimates.

In 2004, the competitive environment led to major M&A activity, primarily in the cable operator business, where the top two companies are consolidating and will thus cover over 90% of paid television market, while also becoming a relevant player in broadband and fixed telephony. Meanwhile, in the mobile telephony business, Telefónica Móviles (TEM) acquired Bellsouth in Chile and the mobile subsidiary of Telefónica CTC Chile. Following these events, the antitrust authority approved the merger of these two companies subject to certain conditions. There was also an increase in competition, (i) with the entry of new operators in the market, primarily in the long-distance and data transmission businesses, as the Mexican operator Telmex acquired a long-distance carriers and a data transmission operator and (ii) the change in the ownership of Entel which also competes in both markets.

Development Plan and Strategic Goals

Telefónica CTC Chile has established a development plan (the "Development Plan"), which sets forth the Company's main objectives which is revised annually.

The Company aims to continue leading the market as a fixed telecommunications service provider in Chile. Customer satisfaction will remain the Company's main priority, together with maintaining operational profitability in line with market expectations and the Company's commitment to shareholders and limiting investments in the traditional business in favor of developing new high growth areas.

Telefónica CTC Chile will seek to achieve these objectives by delivering a service designed to fit customer requirements through a segmented approach, increasing the Company's responsiveness to its customers and its competitors while fulfilling its contractual obligations. A key component for the development of this strategy will be the regulatory stability of actual conditions. In early 2005 a new tariff decree was approved that determines the pricing of Telefónica CTC Chile's regulated services for the period 2004-2009. Finally, the Company aims to maintain a solid financial structure in terms of debt ratios and interest coverage.

The objectives for each client segment are as follows:

Residential Customers

The residential market is a key market for the Company to deliver fixed telecommunications services. As of December 31, 2004, the Company had 1,761,230 customers in the residential segment, representing a market share of 74% in Chile. The Company is focused on maximizing the voice and data services expenditures by residential customers, according to their needs and payment capacity. There are various fixed voice services the customer can choose from that consider prepaid or postpaid forms of payments. Different alternatives of bundling the fixed monthly rate to a plan of local and long-distance minutes broaden the choices customers have when they purchase a voice service, in this manner providing a more diverse product to compete with fixed telephony operators as well as mobile telephony operators, which in recent years have become a substitute for fixed lines and local and domestic long-distance traffic. In addition to this the Company is expanding broadband service based on ADSL technology as well a wide range of connection speeds and different tariff structures. Both voice and data services are delivered on the same infrastructure enhancing the profitability of the capital invested.

Small Businesses and Professionals

This unit's primary goals are based on delivering customized solutions with respect to customer service and overall communications needs. The market is made up of 276,000 small and medium companies and professionals in the country, and Telefónica CTC Chile has a market share of 62%.

The small and medium-sized business market is considered the segment with highest growth rate opportunities for fixed telecommunications operators. Telefónica CTC Chile therefore has established during 2004 a specific customer area in the company that focuses on these customers. The goal is to provide robust, flexible and price efficient telecommunications solutions that integrate voice, data, and other services, such as security services, to increase the productivity of our customers and to enable their access to new markets. The Company is focused on differentiating the service offered through quality and price competitiveness.

Corporations

This division addresses the communications needs of corporate customers and large companies through Telefónica Empresas, providing customized telecommunications solutions through a highly specialized business platform. Corporations represent approximately 3,700 customers. Telefónica CTC Chile has a market share of 47% of data transmission industry revenue in Chile. The corporate communications market is a business that will continue with intense competition. Therefore the main focus is to reinforce the longstanding relationships with companies and large corporations, by offering integrated, high-quality telecommunications solutions, with a special focus on supporting our customers' efforts to become more efficient and effective through the use of telecommunications, from infrastructure to engineering and consulting. Also to offer technological differentiation through continuous improvement of the IP network and TICs (Telefónica Data Internet Centers) are priorities for this business.

Additionally, the Company offers services as a wholesale provider for other telecom operators, providing services such as interconnection services (access charges), rental capacity and use of the network, unbundling of network, domestic and international traffic transportation, and measured, billing and collecting services, among others.

Customer Commitment Program

In 2004, Telefónica CTC Chile launched the "Compromiso Cliente" (Customer Commitment) program, an initiative coordinated among all Latin American fixed operators of the Telefónica Group that is part of an effort to strengthen the Company's position in the market. The goal of this plan, involving all employees and executives of the Company, is to strengthen customer-focus.

The primary goals of the "Compromiso Cliente" program are:

•	to increase customer satisfaction;

•	to increase consumer base; and

•	to grow revenues through sales.

The program is based on three main principles: (i) a thorough understanding of the customer, (ii) reliable service execution, and (iii) consistency in business management. This is supported by solid training and talent development initiatives. These efforts together with the recently authorized regulations, permitting new minute plans, have resulted in the launching of products based on customer needs and trends, such as minute plans, prepaid plans, and bundling of services, such as broadband plus minute plans or alarm monitoring over fixed line (home security service). Additionally, the Company enhanced the marketing of ADSL lines and value-added services over broadband by doubling broadband speed to all the customer base and offering new products like broadband night and week-end plans. As of December 31, 2004, lines in service increased 0.4% as compared to 2003, changing the negative trend of the last two years, and ADSL access increased 60.3% as compared to December 31, 2003.

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

Only corporate entities may obtain licenses. Licenses specify the conditions that the license holder must fulfill in order to install, operate and develop the service and business that are the subject of the license. Licenses granted from 1994 for public and intermediate services generally have 30-year terms and may be renewed indefinitely for 30-year periods at the request of the operator (although certain licenses held by Telefónica CTC Chile have longer terms).

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

The Telecommunications Law requires that holders of public telecommunications service licenses interconnect their networks to other networks providing the same type of service. This requirement is intended to ensure that subscribers and users of public services are able to communicate with each other, both inside the country and abroad. The same requirement applies to holders of intermediate service licenses for long-distance services, who are required to interconnect their networks to the local telephone network. The Chilean telecommunications authority the Subsecretaría de Telecomunicaciones, ("Subtel"), sets the tariffs applicable to services provided through the interconnection of networks, in accordance with the procedures established in the Telecommunications Law. The structure, level and indexing of these interconnection rates are fixed by a tariff decree.

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

Licenses Held by Telefónica CTC Chile

Telefónica CTC Chile holds the following licenses for the provision of telecommunications services:

•	Local Telephony Public Service Licenses. Telefónica CTC Chile holds a license for local telephone service in all regions of Chile for a 50-year period beginning as of December 1982, except Regions X and XI, which were incorporated to said license in 1995. In addition, the Company holds licenses for local telephone service in the Santiago Metropolitan Region and in certain cities in Regions V and VIII for an indefinite term. Telefónica CTC Chile also holds a nationwide public service license for data transmission for a 30-year period beginning as of July 1995.

•	Multicarrier Long-Distance Licenses. Under the Multicarrier System, Telefónica Mundo holds 30-year licenses, for a period beginning as of April 1993, to install and operate a nationwide fiber optic network, a network of base stations and other transmission equipment, and to provide domestic and international long-distance services, including voice, data and image transmission, throughout Chile. Globus 120 holds licenses for an indefinite term to provide domestic and international long-distance services through central switches and cable and fiber-optic networks nationwide.

•	Public Service Data Transmission. In addition to the 30-year data transmission license previously mentioned, Telefónica CTC Chile, through Telefónica Empresas, holds, as of March 1987, nationwide public service data transmission licenses for an indefinite term.

•	Public Service Mobile Telephony Licenses. Telefónica Móvil de Chile S.A. holds licenses with indefinite terms, beginning as of November 1989, to provide public service mobile telephony services throughout Chile in the 800 megahertz frequency range. In July 2002, Telefónica Móvil de Chile S.A. was assigned two 30-year 10 MHz licenses with nationwide coverage in the 1900 MHz frequency range. The sale of the Company's mobile subsidiary, Telefónica Móvil de Chile S.A. in July, 2004, also included the licenses held for such service. See "Item 5. Operating and Financial Review and Prospects—Recent Developments and Trends."

•	Limited Television License. The Company's subsidiary Tecnonautica S.A. has a license to establish, operate, and use the 2.6 GHz bandwidth in Santiago, Chile, for an indefinite period. This license is authorized by Resolution No. 47 enacted on November 28, 1990 by the National Ministry of Television and amended by Resolution No. 1536 of 1994, and Resolution 1453 of 2002, both Subtel resolutions.

Development of New Telecommunications Projects in Chile

•	Wireless Local Loop. On May 17, 2001, five companies participated in the public bidding process for WLL licenses (3400 to 3700 MHz), which enable the transmission of voice, fax, internet and data through switching centers to customers by antennas. Three nationwide licenses of 50 MHz each were awarded to Entel, Protel and Chilesat and three regional licenses of 50 MHz each were awarded to Entel (in all regions), Telefónica del Sur (in Regions VIII to XI) and to VTR (in the Metropolitan Region). Of these five companies, only Entel is developing its project. Telefónica del Sur is only developing WLL services in rural and suburban areas of Region X. Based on its evaluation of the project, Telefónica CTC Chile decided not to participate in this process at the time.

•	Wireless Local Telephony. On October 1, 2004, Subtel announced a public bidding process for wireless local telephony licenses (3400 to 3700 MHz), which enable the transmission of voice, data and images. This frequency may be used for wi-fi and wi-max developments, among others. On November 30, 2004, Telmex filed a protection measure with the Santiago Court of Appeals against the Undersecretary of Telecommunications, for failing to recognize an alleged first option in the case of a tie in the bidding process. Additionally, on December 1, 2004, Entel filed an appeal with the Antitrust Authority ("Tribunal de Defensa de la Libre Competencia") against the Undersecretary of Telecommunications, for excluding Entel from the bidding process since it already holds a license for 100 MHz in the 3400-3700 MHz frequency range. Under instruction from the Antitrust Authority, on December 14, 2004, Subtel temporarily suspended the public bidding process. As of June 15, 2005, the process continues to be temporarily suspended.

•	Powerline Communications. PLC technology uses the electricity distribution network for voice and data transmission. In 2001, Subtel granted Compañía Americana de Multiservicios Limitada, a subsidiary of the Enersis group (a Chilean utilities conglomerate with a Spanish ownership interest), authorization to implement a pilot project based on PLC technology. This subsidiary offered broadband connectivity services to clients through its electric network, using PLC technology. In May 2003, the Enersis subsidiary invited 30 companies to participate in the launch of PLC technology in Chile. The Company was one of approximately 10 companies that participated. In 2004, the project was temporarily halted. Although the Company has since withdrawn from the process, if the project continues, it may participate as a wholesaler in the future.

The Tariff System

Under the Telecommunications Law, maximum tariffs for telephony services are set every five years. However, prices for telephony services in Chile are not regulated unless the Antitrust Commission determines that, due to insufficient competition, certain telephony services must be subject to tariff regulation. The Antitrust Commission may subject any telephony service to price regulation, except for mobile telephone services to the public which are expressly exempted under the Telecommunications Law. In addition, maximum prices for interconnection services are, as a matter of law, subject to tariff regulation and are set in accordance with procedures established by the Telecommunications Law.

The first five-year tariff period commenced in 1989, at which time the Antitrust Commission determined that the conditions prevailing in the local, domestic long-distance and international long-distance markets were not conducive to free and fair price determination and that prices for such services of all companies would therefore be subject to regulation. However, in a resolution, made in April 1998 and contained in Resolution No. 515, the Antitrust Commission determined that only local services, public telephone services and line connections offered by companies determined to be dominant would be subject to tariff regulation. In addition, the 1998 resolution included unbundled network services among the services subject to tariff regulation. As of December 31, 2004, 14 contracts had been signed with eight companies for the provision of unbundled network services.

Under the Telecommunications Law, once the Antitrust Commission has determined that tariff regulation is warranted, the structure, level and indexing of the maximum tariffs that may be charged for tariff-regulated services are fixed by a joint decree issued by the Ministry of Transport and Telecommunications and the Ministry of Economy (the "Ministries"). These ministries determine such maximum tariffs by applying to each regulated company an economic model based on the costs, efficiency and growth rates of a hypothetical company that provides only regulated services, and calculating a rate of return on such services in line with the hypothetical company's market cost of capital. Telefónica CTC Chile's actual rate of return, however, may vary from the predictions of the model. Each maximum tariff takes into account the relevant cost components associated with providing the regulated service, and is adjusted monthly in accordance with the tariff index (the "Tariff Index"), as contemplated in the tariff structure and described below. A distinct Tariff Index exists for each individual regulated service that reflects the different theoretical cost components associated with each such service.

As part of the tariff-setting process, license holders prepare studies of each regulated service that they provide in each license area, calculating the incremental development costs with respect to each such service for a five-year period. The purpose of these studies is to assist the Ministries in determining the structure and level of future tariffs for each regulated service in each license area.

Tariff Structure for 1999-2004

The tariff decree that was in effect until May 5, 2004, Tariff Decree No. 187, was approved and published in the Official Gazette on August 21, 1999, effective as of May 5, 1999. Tariff Decree No. 187 incorporates a prior determination by the Antitrust Commission that only prices charged by dominant operators in any given geographical area would be regulated. In April of 1998, the Antitrust Commission determined that Telefónica CTC Chile would be regulated as the dominant operator in all regions of Chile, except in Region X and Region XI and Easter Island. As determined by the Antitrust Commission, the dominant operator for Region X is Telefónica del Sur, for Region XI, Telcoy and for Easter Island, Entelphone. Accordingly, the current tariff structure sets maximum prices that the Company may charge for regulated services in those regions in which it has been determined to be the dominant operator.

Based on the Company's estimates, the impact of the tariff structure defined by Tariff Decree No. 187 for the period of 1999-2004 resulted in a 24.7% decrease in annual revenue derived from regulated services per telephone line for the Company in the first year taking into account tariff reductions in the fixed monthly charge, the variable charge per minute and local tranche and access charges, and assuming stable traffic per line. This decrease included an average reduction of 17.1% in revenues from subscribers (fixed charge and variable charge) and of 72.9% in revenues from access charges paid by interconnected companies, which were mainly long-distance carriers.

Tariff Decree No. 187 also included a Tariff Index which adjusted the individual monthly maximum regulated tariffs (fixed monthly charge and the variable charges).

Tariff Setting Process for Telefónica CTC Chile's Services for 2004–2009: Tariff Decree No. 169

On January 13, 2003, Telefónica CTC Chile requested that the Antitrust Commission, on the basis that market conditions are sufficient to guarantee healthy competition, rule in favor of fully deregulating tariffs in specific geographical areas. The Company also requested that, in cases where conditions are not sufficient to guarantee competition, the Antitrust Commission define the services that will be subject to tariff regulation by the corresponding ministries, nonetheless affording the Company the flexibility to offer alternative tariff plans different from the regulated rates without previous authorization.

On May 22, 2003, the Antitrust Commission issued Resolution No. 686. This Resolution ruled against deregulation of rates charged by Telefónica CTC Chile for services to the public. The Antitrust Commission did not issue a specific pronouncement regarding the request for tariff flexibility. In view of this, on September 1, 2003, the Company submitted to the Antitrust Commission a request for an explanation and expansion of Resolution No. 686 regarding tariff flexibility.

Thus, on October 13, 2003 the Antitrust Commission issued Resolution No. 709, unanimously approving the Company's September 1, 2003 request for local telephony services tariff flexibility and making it possible to offer alternative plans within a framework of conditions to be subsequently specified by the regulator. The Company requested that, by way of general framework governing implementation of such tariff flexibility, the regulators confirm the terms previously set forth by the Ministries as part of the process.

On February 26, 2004 a rule of procedures regarding how the Company may offer alternative tariff plans was published in the Official Gazette. Some relevant aspects are that no previous authorization is required to offer these plans. Plans are not subject to maximum tariffs or predetermined structures and may include joint offers with other telecommunications and non-telecommunications services. As of December 31, 2004, the Company had launched more than 40 alternative plans under the new flexible tariff in local telephony service.

Resolution No. 686 of May 2003, also defined the services subject to tariff regulation by the Ministries for the 2004 - 2009 tariff decree, which are substantially similar to the services regulated in Tariff Decree No. 187.

Telefónica CTC Chile presented its Tariff Study to the ministries on November 6, 2003. The Company proposed an increase in local tariffs on the basis of higher costs and reduced traffic. Also, the Company considered a more segmented approach to serving clients' needs, through structural changes in terms of plans, time slots and tariff areas. On March 5, 2004, Subtel issued its "Objections and Counterproposal" report as part of the tariff setting process. This counterproposal proposed significant tariff decreases in most local tariffs. As a result, and as part of the tariff setting process, the Company requested the involvement of an expert panel to issue a non-binding opinion. On April 4, 2004, Telefónica CTC Chile presented its Modifications and Insistence Report to Subtel, incorporating the recommendations of the experts panel. On May 4, 2004, the Authority submitted the final Tariff Decree No. 169 to the Chilean General Comptroller for its final approval and publication in the Official Gazette. This Tariff Decree regulates the Company's public local telephone service tariffs for the period between May 6, 2004 and May 6, 2009.

In February 2005, Tariff Decree No. 169 was approved and published in the Official Gazette. Starting in May 2005 the Company will begin charging customers with the published rates retroactively from May 6, 2004, as required by the Chilean Telecommunications Law. The tariffs published on February 11, 2005, do not materially differ from those used to provision revenues from May 6, 2004 to December 31, 2004 in our consolidated financial statements based on future retroactive charges to customers that were to be published in the Official Gazzette. See "Item 5. Operating and Financial Review and Prospects."

In addition to the new tariffs, Tariff Decree No. 169 also provides for seven tariff areas compared to four in the previous decree, three time slots (normal from 8:00 to 19:59 hrs.; reduced from 20:00 to 24:00 hrs. and night from 0:00 to 8:00 hrs on weekdays) versus two in DT 187, adjustments in the composition of the tariff indicator and a new prepaid tariff. The average variation of the new tariffs with respect to the tariffs from the prior decree is as follows, based on traffic for the year of 2003:

	Average(1) Tariffs T. Decree No. 187	Average(1) Tariffs T. Decree No. 169	% Var.
	(in Ch$ as of Dec. 2002 (excluding VAT))
Fixed Charge	6,348	6,836	+7.7%
Variable Charge—Measured Local Service (MLS)	13.61	11.12	–18.3%
Local Tranche (Mobile and Rural)	6.03	8.93	+48.2%
Local Tranche (Internet) /10X numbers	4.17	5.35	+28.3%
Prepaid	—	150.48	—
Access Charge	3.16	4.71	+49.1%

(1)	Weighted according to 2003 Company traffic in the different time slots

A Tariff Index has also been defined to adjust monthly maximum regulated tariffs, which is different for the fixed monthly charge and the variable charges (including the variable charge per minute, the local interconnection charge and access charges) taking into account: (i) the monthly variation of the wholesaler price index (WPI) for domestic goods, (ii) the monthly variation of the WPI for imported goods, (iii) consumer price index, (iv) wholesaler price index, (v) access charge index (for variable charge only), and (vi) the prevailing corporate income tax rate. The Tariff Index for the fixed monthly charge is comprised of 36.0% of the WPI for domestic goods, 21.3% of the WPI for imported goods, 12.4% of CPI, and 30.3% of WPI, taking into account the prevailing corporate income tax rates. The Tariff Index applicable to MLS, is comprised of 9.5% of the WPI for domestic goods, 34.0% of the WPI for imported goods, 19.4% of CPI, 26.3% of WPI and 10.8% of the Access charge index, taking into account the prevailing corporate income tax rates. The use of the Tariff Index permits the Company to significantly minimize the impact of inflation on its revenues from tariff-regulated services.

The following is a comparison among components of tariff index for new Tariff Decree No. 169 versus those of Tariff Decree No. 187:

Index	WDGPI(1)	WIGPI(2)	Index of wages and salaries	CPI(3)	WPI(4)	Access charge index(5)
T.Decree 187 = Fixed Charge	50%	10%	40%	—	—	—
T.Decree 169 = Fixed Charge	36%	21.3%	—	12.4%	30.3%	—
T.Decree 187 = Variable Charge	53%	20%	27%	—	—
T Decree 169 = Variable Charge MLS	9.5%	34.0%	—	19.4%	26.3%	10.8%

(1)	WDGPI: Wholesaler domestic goods price index

(2)	WIGPI: Wholesaler imported goods price index (U.S. dollar component)

(3)	CPI: Consumer price index

(4)	WPI: Wholesaler price index

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

The following companies are the main operators which offer long-distance services in Chile under the Multicarrier System and which route 99% of LD traffic: Telefónica Mundo; Globus; Entel; Chilesat; BellSouth Chile S.A.; Telefónica del Sur Carrier S.A., a subsidiary of Telefónica del Sur; Transam Comunicaciones S.A.; Manquehue Telecomunicaciones de Larga Distancia S.A.; VTR Global Carrier S.A.; Micarrier Telecomunicaciones S.A., a subsidiary of Entel; Telmex Chile (formerly AT&T Chile Networks); Invercom; IFX Larga Distancia; ETSE Empresa de Transporte de Señales S.A.; New Wave; Sur Comunicaciones and Convergia. Other features of the Multicarrier System as they relate to the Company are discussed in "— Licenses" and "—Business Overview."

Calling Party Pays Structure (CPP)

Calling Party Pays was implemented on February 23, 1999. Under this tariff structure, local telephone companies pay mobile telephone companies an interconnection charge for calls placed from fixed networks to mobile networks. Local telephone companies may pass this interconnection charge on to their subscribers. Therefore, under the CPP system, a fixed network customer calling a mobile telephone pays the local telephone company a rate comprised of a local tranche that is part of the basic local telephone service plus a fee for interconnecting from the fixed network to the mobile network. Mobile telephone customers can choose not to have the CPP tariff structure apply to their mobile-telephone accounts, and thus continue to pay for incoming calls. Furthermore, fixed network subscribers can choose to block the ability to make calls to mobile telephones from their phones.

Tariff Decree No. 97, in effect since February 12, 1999 until February 12, 2004, provided the maximum tariffs that Telefónica Móvil de Chile S.A. could charge for interconnection services for the five-year period. The fixed-to-mobile interconnection charges per minute permitted by Subtel for 2003, under the 1999 Decree were:

Time Slot/Year	As of December 2003(1)
Peak hour	Ch$	116.1
Off-peak hour	Ch$	81.2
Average	Ch$	102.3

(1)	Tariffs updated by the corresponding tariff index and exclude VAT

On February 13, 2004, the new Tariff Decree No. 37 for Telefónica Móvil de Chile S.A.'s (the Company's mobile subsidiary at the time See "Item 5. Operating and Financial Review and Prospects—Recent Developments and Trends.") interconnection charges for the period of 2004-2009 became effective. This Tariff Decree stipulates three time slots defined as "peak," "reduced" and "night." The new per minute tariffs for the 2004-2009 period included in Tariff Decree No. 37 are the following. Tariffs are denominated in Chilean pesos as of December 2002 and must be adjusted by the tariff index at their respective dates.

Time Slot	1st year	2nd year	3rd year	4th year	5th year
Peak	87.56	87.12	86.68	86.24	85.81
Reduced	65.67	65.34	65.01	64.68	64.35
Night	43.78	43.56	43.34	43.12	42.90
Average	77.98	77.59	77.20	76.81	76.42

(1)	Excluding VAT

After a decline of 26.5% in the first year compared to the average tariff in Chilean pesos as of December 2002, Tariff Decree No. 37 considers a subsequent 0.5% decrease per year thereafter. The new tariffs imply an average decrease of 27.4% for the period of 2004-2009 in comparison with the average tariff in Chilean pesos as of December 2002.

On April 12, 2004, the Chilean General Comptroller approved the tariff decrees for mobile interconnection tariffs and interconnection facilities of the mobile telephony networks, applicable to the operators in this market, which were published in the Official Gazette on April 14, 2004. These decrees were applied retroactively to January 23, 2004 for mobile operators, except for Telefónica Móvil de Chile S.A. for which it is applied retroactively to February 12, 2004.

In July 2004, the Company sold its mobile subsidiary and therefore is no longer regulated in this business. See "Item 5. Operating and Financial Review and Prospects—Recent Developments and Trends."

Regulatory Framework

Request for Deregulation of Local Rates

Under Article 29 of the Telecommunications Law, the Antitrust Commission has the authority to determine which telephony services are regulated and can change any such qualification when it considers that the conditions warrant such deregulation.

On July 11, 2001, by Resolution No. 611, the Antitrust Commission rejected the Company's January 18, 2001 petition to deregulate local telephone rates charged to the public, stating, in its opinion, that the then existing market conditions had not yet warranted deregulation throughout the country. This resolution notwithstanding, the Commission asked the National Economic Attorney General's Office to monitor the evolution of the market in order to detect changes as they occur that could lead to the deregulation of certain services in certain geographic areas.

The Antitrust Commission also decided that Telefónica CTC Chile could request authorization to offer alternative tariff plans and request the authority to issue complementary resolutions to Tariff Decree No. 187, which would allow for differentiated rates within each tariff area. In accordance with this decision, in the second half of 2001, the Company submitted a proposal to Subtel for alternative tariff plans for different customer categories.

In this regard, on May 24, 2002, Subtel approved the Company's proposal to offer prepaid service for fixed line customers. Moreover, on August 24, 2002, the Ministries issued Decree No. 455, which approved a high usage plan oriented toward residential customers and a very high usage plan oriented toward corporate customers, which are based on a flat monthly fee. Furthermore, Subtel approved the standard contracts to be signed by customers selecting such plans.

Request for Access Charge Review

On March 30, 2001, the Company filed a petition requesting a review of access charges before the Antitrust Commission. The relief requested under the petition was based on (i) the wide variation in access charges prevailing in the market and (ii) the fact that only Telefónica CTC Chile, Telefónica del Sur and Telefónica Coyhaique were subject to access charges set by a tariff decree. The Company requested that the access charges of local companies be symmetrical and be set simultaneously for all companies. On April 3, 2001, the Antitrust Commission dismissed the petition on the grounds that it lay outside of its jurisdiction. On April 10, 2001, the Company presented the same petition before Subtel, which has yet to formally respond to the petition, but which was addressed in Tariff Decree No. 169 for the 2004-2009 period.

Request for Administrative Action to Modify Tariff Decree No. 187

On October 31, 2001, Telefónica CTC Chile filed an administrative motion for reconsideration with the Ministries, to correct the following errors in the issuance of Tariff Decree No. 187: a mathematical error in determining the fixed monthly charge for telephone line service; unlawful application of the depreciation method; failure to consider the costs of telephone directories; incorrectly assuming lower investments related to the location of switching centers; erroneous application of the same local telephone service non-payment rate to the Calling Party Pays service; and failure to scale access charges and local tranche charges.

On January 29, 2002, the Ministries issued a joint response rejecting the administrative motion filed by Telefónica CTC Chile.

Lawsuit Against the State of Chile.

Upon exhausting the administrative recourses available to correct what the Company believes are illegal actions taken in the tariff setting process discussed above, in March 2002, Telefónica CTC Chile filed a lawsuit for damages against the State of Chile. This legal action seeks damages in the amount of Ch$181,038 million (US$274 million, historical value as of the date of the lawsuit), plus adjustments and interests, covering past and prospective losses through May 2004 arising from errors incurred in Tariff Decree No. 187. Experts' reports have been presented on various aspects of the case supporting the position held by Telefónica CTC Chile's position. On March 29, 2005, the judge called the period of discussion and proof provision from the interested parties to a close, in order to issue a sentence in first instance. No assurance can be given as to the outcome or the timing of a final ruling.

For further information regarding the lawsuit filed by the Company against the State of Chile, see "Item 8. Financial Information—Consolidated Statements and Other Financial Information—Legal Proceedings."

Changes to the Regulatory Framework

Telephone Processing of Complaints and Free Emergency Communications Services

With Decree No. 590, the Ministry of Transportation and Telecommunications mandated free access to emergency communications services, even for lines suspended for non payment and required telephone companies to address claims by telephone, assigning a new special 105 number service for processing complaints. In this regard, Telefónica CTC Chile had already integrated free emergency communications as of May 6, 2004 while the processing of complaints by telephone had been made possible as of 2000 through special 107 number service. In terms of enabling emergency communications from lines subject to service cutoff, Telefónica CTC Chile provided this service on lines connected to exchanges that had the capacity and functionality to maintain access to emergency services even when service is cut off due to subscriber delinquency.

New Telephone Bill Format

With Decree No. 510, the Ministry of Transportation and Telecommunications defined the minimum content and other features of the Universal Telephone Bill to be implemented in 2005.

Technical Standard for Categorizing Supplementary Services

By means of Exempt Resolution No. 1319 dated October 6, 2004, Subtel established supplementary service categories and assigned numbers to the respective categories that users may access through the public telephone network.

A new, switched internet access service was added to the supplementary service categories defined in 1993, and a shared charge service (600) was incorporated. Information, entertainment and voice and text messaging services were assigned national numbers, exclusively.

This resolution aims to solve the growing problem caused by customer complaints regarding calls to numbers that offer adult services.

Subtel's Public Inquiries on Regulations for Network Unbundling and IP Telephony Services

In August 2004, Subtel initiated a process of public inquiries in connection with Network Unbundling and IP Telephony over broadband.

In December 2004, as part of this process, Subtel submitted a revised Network Unbundling proposal for discussion, defining the service and, its operating conditions. This proposal also includes new services to network unbundling (obligation to invest, new client rights, differences in requirements based on technology type, etc.). Furthermore, the new proposal creates a resale obligation for mobile operators and regulates resale conditions for wholesalers of alternative plans which Telefónica CTC Chile offers.

As a participant in the aforementioned public inquiries, the Company studied the proposal and submitted its opinion and legal objections. These include the fact that most of the provisions contained in the proposal are a matter of law and not a resolution, while other aspects of the proposal cannot be legislated since they impair rights that are guaranteed by the Chilean Constitution.

The proposal for IP Telephony defines IP Telephony as a special type of telephony over broadband, which is provided over existing infrastructure and with less rigorous regulatory requirements than traditional telephony. This discriminates against traditional local operators, which are subject to different conditions for the same service. The Company, along with other operators, presented its comments and legal objections to the proposal, calling it among other things, discriminatory and likely to inhibit investment in new infrastructure and broadband.

As of June 15, 2005, Subtel has not issued a final regulation nor has it ruled on the comments and legal objections made by Telefónica CTC Chile and other companies.

C.    Organizational Structure

Telefónica Internacional Chile owns 44.9% of all shares of Telefónica CTC Chile, an increase of 1.3% compared to the previous year, after the purchase of 12 million CTC-A shares in July 2004. Telefónica Internacional Chile is a 99.9%-owned subsidiary of Telefónica Chile Holding B.V., which in turn is an indirectly wholly owned subsidiary of Telefónica S.A. which is a Spanish telecommunications company, and is a public corporation listed on the Madrid, London, Paris, Frankfurt, Tokyo, New York, Lima, Sao Paulo and Buenos Aires stock exchanges. Telefónica S.A. also has ownership interests in the following companies that operate in the Chilean market: Atento Chile, Terra Network Chile S.A., Telefónica Móviles mAs Chile (T.mAS), Telefónica Publicidad e Información S.A. (TPI), Telefónica International Wholesale Services (TWIS or Emergia) and Telefónica Móviles Chile S.A. (Movistar).

Subsidiaries and Certain Affiliates of Telefónica CTC Chile

The following chart sets forth the organization of Telefónica CTC Chile's subsidiaries and affiliates, all of which are Chilean corporations, except for TBS Celular Participaçoes S.A., which is a Brazilian corporation. Percentage ownership information is as of December 31, 2004.

(1)	The remaining interest in these companies is also indirectly held by Telefónica CTC Chile.

(2)	Telefónica CTC Chile holds 28.84% of Atento Chile S.A. through the additional participation of its subsidiaries; Telefónica Mundo S.A. and Telefónica Empresas.

(3)	Compañía de Teléfonos de Chile-Transmisiones Regionales S.A. changed its name to Telefónica Mundo.

While Telefónica CTC Chile itself operates the Company's local telephone service activities—the Company's core business area—Telefónica CTC Chile's other business activities are managed through the following operating subsidiaries:

Telefónica Mundo and Globus 120

Formed in 1989, Telefónica Mundo is one of the Company's domestic and international long-distance subsidiary carriers. The Government granted Telefónica Mundo licenses to provide domestic and international long-distance services with its own equipment effective August 27, 1994. See "—Business Overview—Licenses and Tariffs—The Tariff System—Multicarrier System" and "—Business Overview—Licenses and Tariffs—Licenses."

On October 14, 1998, Telefónica CTC Chile completed its acquisition of 99.9% of the equity securities of VTR Larga Distancia, a telecommunications company offering data transmission and domestic and international long-distance services throughout Chile, for a total cost of the Chilean peso equivalent of US$49.9 million (historic value equivalent to Ch$ 27,814 million as of December 31, 2004). The long-distance business of VTR Larga Distancia was transferred to a newly created Company long-distance subsidiary, Globus 120, and the data transmission business of VTR Larga Distancia was later absorbed by Telefónica Empresas, the subsidiary which largely forms the Company's Corporate Customers Communications and Data business area.

Telefónica Mundo currently operates the most extensive fiber optic network in the country, stretching from Region I (the Peruvian border) to Region X (Puerto Montt), including connections to Perú and Argentina. Telefónica Mundo also operates digital satellite and microwave links in areas not covered by the fiber optic network. In addition, Telefónica Mundo participates actively in the development and use of submarine fiber optic networks such as Unisur, Americas I, Americas II, Atlantis II, Columbus II, Panamericano, Maya I, TPC-5 and SAM-1 (Emergia), and in the Hispasat, Intelsat, Nahuelsat and Panamsat satellite systems.

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

D.    Property, Plant and Equipment

The principal plant and equipment of the Company consists of outside plant and switching equipment and operating units that are located throughout the country. The Company's land and buildings principally consist of its telephone exchanges and other technical, administrative and commercial properties. As of December 31, 2004, the Company's telephone plants and equipment represented 86.6% of its gross fixed assets (including depreciation); construction in progress represented 1.8%, land and buildings represented 6.0%, and furniture, office equipment and other assets represented 5.4%.

Substantially all of Telefónica CTC Chile's telephone exchanges are situated within buildings owned by the Company. Telefónica CTC Chile also owns its corporate headquarters located at Avenida Providencia 111 in Santiago. This building, which houses the Company's principal offices, was completed in October 1996 and currently provides office space for the majority of the administrative and technical staff of Telefónica CTC Chile and its subsidiaries. The assets of Telefónica CTC Chile and its subsidiaries are insured, subject to standard deductibles and other terms and conditions, for all events of physical damage and loss of revenue resulting from service outages. As of December 31, 2004, the value of the assets and operating revenue insured totaled approximately Ch$1,965,028 million (US$3,525 million), which consisted of Ch$1,334,351 million (US$2,394 million) in insured assets and Ch$630,677 million (US$1,131 million) in insured revenues.

ITEM 5.    OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The information in this Item 5 should be read in conjunction with the Company's Audited Consolidated Financial Statements and the notes thereto included elsewhere in this Annual Report. The Audited Consolidated Financial Statements have been prepared in accordance with Chilean GAAP, which differs in some significant respects from U.S. GAAP. See Note 37 of the Company's Audited Consolidated Financial Statements for a description of the main differences between Chilean GAAP and U.S. GAAP and a reconciliation to U.S. GAAP of net income and total shareholders' equity.

Overview

Telefónica CTC Chile is the largest local telephony operator in Chile, with a market share of 73% (according to Company estimates), as of December 31, 2004. The Company provides a broad range of telecommunications services throughout Chile, including local telephone service, domestic and international long-distance service, data transmission, broadband access and services, dedicated lines, terminal equipment sales and leasing, public telephone service, interconnection services, certain value-added services, internet access for corporate customers and mobile communications services until June 30, 2004, as the mobile subsidiary was sold in July 2004.

Several of the factors described below have been particularly significant in the recent years and are expected to continue to influence our financial results in the future. The most significant factors that influence our financial results are as follows:

Regulation

The Company's results from operations are significantly affected by the regulatory regime to which it is subject. In particular, the maximum rates and fees that the Company can charge for certain local telephony services, which together accounted for 55% of the Company's operating revenues in 2004 (excluding mobile telephony) are set by tariff, and this tariff does not equally apply to other local telephony operators, mobile phone service providers and cable telephony operators with which the Company competes.

On May 4, 2004, a new Tariff Decree No. 169 for the period between May 6, 2004 and May 6, 2009 was issued by the Undersecretary of Telecommunications (Subtel). This Tariff Decree was ratified and published in the Official Gazette on February 11, 2005. The maximum rates applicable under the new tariffs will principally affect revenues from local telephone services, public telephone service "payphones," fixed line connections and other services associated with local telephone service. The main average variations of the new tariffs with respect to tariffs from the prior decree are as follows: fixed charges increased 7.7%, variable charge decreased 18.3% and access charges increased 49.1%. The application of the new tariff on real traffic for the period of May to December 2004, resulted in an accrual to our 2004 revenues in the amount of Ch$ 330 million (US$0.6 million) for additional revenues that were charged to customers after the publication of Tariff Decree in the Official Gazette of Chile, which occurred on February 11, 2005. See "Item 4. Information on the Company—Business Overview—Licenses and Tariffs—The Tariff System."

New regulations or changes in the existing regulatory model may adversely affect the Company's businesses. For instance, in 2004, Subtel initiated a public inquiry process for new regulations relating to network unbundling and IP telephony over broadband. These new regulations proposed by Subtel may adversely affect the Company's businesses as they limit the participation of the Company in the IP telephony business. The proposed regulations only allow third parties who have no license for providing traditional public telephony to offer this service using the Company's already installed broadband network. The network unbundling proposal is intended to introduce the obligation to invest to satisfy third parties' requests, but the Company can not assure that such investments will be profitable, as they are not part of its currently contemplated business plan. The Company has participated in the public inquiry process and together with other industry operators, has presented its opinion and legal objections to these proposals. See "Item 4. Information on the Company—Business Overview—Licenses and Tariffs."

The Chilean Economy

The Company's operations are located almost entirely in Chile, thus the Company's operating and financial performance is sensitive to, and dependent upon, the level of economic activity in Chile. Since experiencing a decline of 0.8% in GDP in 1999, the Chilean economy has recovered with GDP expanding at rates of 4.5% in 2000, 3.4% in 2001, 2.2% in 2002, 3.3% in 2003 and 6.1% in 2004. These growth rates are normal in comparison to historical rates but relatively low with respect to the 1987-1997 period, the best in Chilean history. The Central Bank has continued to pursue a policy aimed to restrain inflation, which was 1.1% in 2003 and 2.4% in 2004. According to the Central Bank, GDP growth is projected to be between 5.2% and 6.25%. It is also a policy of The Central Bank to maintain a low current account deficit, which was 1.5 % of GDP in 2003 and a surplus of 1.5% in 2004. Annual average unemployment declined from 9.0% in 2002 to 8.5% in 2003, and reached 8.8% in 2004, but remains at a high enough level to result in cautious consumer spending, which has impacted the demand for telecommunications services.

Foreign investment in Chile is estimated to be 7.7% of GDP for 2004 as compared to 3.6% of GDP in 2003. The entrance of foreign capital has been stimulated by the stable economy and the country's credit ratings, among other factors. Moody's reaffirmed Chile's Baa1 rating in December 2003 while Standard & Poor's raised its A- rating to A in January 2004.

Through March 2005, the Chilean economy has gained strength and GDP growth in 2005 is projected to be between 5.7% and 6.2%, driven in large part by an expected increase in domestic demand, which has been lagging in the last four years. Chile continues to be a more stable economic environment than most other Latin American countries. The Chilean peso is expected to continue to be volatile. The peso has depreciated 1.4% in nominal terms against the dollar in the first quarter of 2005. Inflation has remained stable at approximately 2.3% on an annualized basis in the first quarter of 2005 and is expected to reach 2.4% for the year.

Telefónica CTC Chile Faces Intense Competition

Telefónica CTC Chile faces intense competition in every aspect of its business. Telefónica CTC Chile is the largest local telephony operator in the market and competes with both mobile telephony and other fixed and cable telephony operators, none of which are subject to the same tariff regulations as the Company and therefore compete under different conditions. In 2004, the competitive environment has led to major merger and acquisition activity, primarily in the cable operator business, where the top two companies are consolidating and will cover nearly 90% of the paid TV market, while also becoming a relevant player in broadband and fixed telephony. Additionally, in the mobile telephony business, in 2004 Telefónica Móviles (TEM) acquired Bellsouth in Chile and the mobile subsidiary of Telefónica CTC Chile in order to merge these two companies. There is also an increase in competition with the entry of new operators in the market, primarily in the long-distance and data transmission businesses. In addition, two new regulations have been under discussion by Subtel, that would allow IP telephony over broadband and network unbundling for all operators, both of which could increase the competitive pressures on the Company. See "Item 3. Key Information—Risk Factors—Telefónica CTC Chile Faces Intense Competition." The effect of this competition has been and may continue to be a steady erosion of our market share. Our share of total fixed lines in Chile declined from 82% at December 31, 2000 to 73% at December 31, 2004.

Sale of the mobile telephone business

On May 18, 2004, the Board of Directors of Telefónica CTC Chile agreed to recommend to shareholders the offer made by TEM to acquire 100% of the Company's subsidiary, Telefónica Móvil Chile S.A. At an Extraordinary Shareholders' Meeting held on July 15, 2004, the sale of Telefónica Móvil de Chile S.A. was approved by 69.1% of total shares outstanding. In July 2004, Telefónica CTC Chile sold its mobile communications business to Telefónica Móviles S.A (TEM) for US$1,058 million, equivalent to Ch$736,325 million, and TEM assumed Ch$168,000 million (US$263 million) (historic) of the existing debt of Telefónica Móvil de Chile S.A. with Telefónica CTC Chile. As result of this divestiture the Company recorded an after-tax profit of Ch$303,540 million. Additionally, as approved in the July 15, 2004 Shareholders' Meeting, and as part of the transaction the Company paid on August 31, 2004 an extraordinary gross dividend of Ch$394 per share (US$2.5074 per ADR) charged against accumulated retained earnings and a gross interim dividend of Ch$131 per share (US$0.835808 per ADR) with a charge to net income. The total amount paid in connection with both dividends was approximately US$800 million. Telefónica Móvil de Chile S.A. accounted for 29.2% of our operating revenues in 2003 and 32.1% of our operating revenues during the first six months of 2004.

The sale agreement restricts the Company from participating in the mobile telephony business for a period of two years from the date of the sale. Additionally, as part of the sale of Telefónica Móvil de Chile S.A. the Company reached agreements with creditors regarding the following obligations: (i) Syndicated and bilateral loans totaling US$647 million that imposed a limit on the sale of assets equal to or above 5% of the Company's consolidated assets. The Company obtained waivers of this limit from 28 national and international banks; and (ii) Series F local bonds for a total of US$23 million that contained a prohibition on the sale of such assets equal to 20% or more of total assets. The terms of the bonds were modified with 84.5% approval from the bondholders.

Sale of 9% ownership in Publiguías

On March 24, 2004, Telefónica CTC Chile agreed to sell its 9% ownership interest in Publiguías to Telefónica Publicidad e Información S.A. (TPI). The sale agreement was signed on April 26, 2004 for a sale price of US$14.8 million, equivalent to Ch$9,013 million. The transaction resulted in a positive impact of Ch$4,940 million (after taxes) on the Company's financial results in 2004.

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

We believe the following represent our critical accounting policies. Our accounting policies are more fully described in Note 2 to our Consolidated Annual Financial Statements. The most critical accounting policies adopted in preparing the Consolidated Annual Financial Statements according to Chilean GAAP relate to:

Property, Plant and Equipment.    The Company believes that the accounting estimates related to the establishment of the depreciable lives of assets is a "critical accounting estimate" because it requires management to make assumptions about technology evolution and competitive uses of assets. Management's assumptions about technology and its future development require significant judgment because the timing and impacts of technology advances are difficult to predict. For a description of our principal such assets and what their depreciable life is, see Note 2 (n) of our Financial Statements included herein. Depreciation represented 35.9%, 38.6% and 38.8% of total operating costs and expenses for the years 2002, 2003 and 2004, respectively.

Impairment of Long-lived Assets.    We evaluate finite-lived assets we hold and use for impairment when there are changes in circumstances which indicate that the carrying amount of the assets may not be recoverable. Recoverability of assets to be held and used is measured under Chilean GAAP by comparison of the carrying amount of an asset to its recoverable amount, calculated as discounted future net cash flows expected to result from the use of the asset and eventual disposition. Should a comparison of undiscounted cash flows versus book value indicate inability to recover the asset's book value, the measurement of the impairment would be performed as described above. The most significant estimates made in determining discounted future net cash flow include the selection of the appropriate discount rates and the number of years on which to base the cash flow projection, as well as historical results adjusted for anticipated operating conditions.

The number of years included in the discounted cash flows is, in our opinion, subject to various factors which may differ from experience due to the rapid changes in technology in our industry. The factors which we take into consideration when establishing these lives are:

•	foreseeable technology and business strategy changes; and

•	tariff regulatory actions which may affect determination of the useful lives.

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

Impairment of Goodwill.    Goodwill includes the cost of acquired subsidiaries in excess of the book value of the net assets recorded in connection with acquisitions. Accounting for goodwill requires management's estimate regarding the amortization period and the recoverability of the carrying value of goodwill. As prescribed under Chilean GAAP, there is a maximum amortization period of 20 years. Factors that are considered in estimating the useful life of goodwill include:

•	the foreseeable life of the business;

•	expected actions by competitors and potential competitors; and

•	legal, regulatory, or contractual provisions affecting the useful life.

Under Chilean GAAP, we would test goodwill for impairment using the same methodology as long-lived assets in estimating the future net cash flows made by management. These include the determination of the projected sales growth and projected amounts for capital expenditures. In making these assumptions, we consider historical results adjusted to reflect current and anticipated operating conditions. Because a change in these assumptions can result in a significant change in the recorded amount of goodwill, we believe the accounting for goodwill is one of our critical accounting policies. The mobile subsidiary Telefónica Móvil de Chile S.A was sold on July 2004 and its goodwill was removed from our books. Since that date goodwill amortizations no longer represent a material effect on results.

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

Severance Indemnity.    We sponsor a severance indemnity plan for employees which is treated, for accounting purposes, as a defined benefit plan. The defined benefit pension plan pays benefits to employees at retirement using formulas based on participants' years of service and compensation. These obligations are recorded at the present value of the liability determined using an annual discount rate of 7% considering the projected service periods of the employee determined on the basis of actuarial assumptions, at each year-end based on the current salary. We fund these plans as claims are incurred.

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

A.    Operating Results

Figures from previous years in the following discussion are adjusted for general price-level changes and expressed in millions of constant Chilean pesos as of December 31, 2004.

Net Income and Operating Revenues for 2002, 2003 and 2004

The following table presents historical information regarding the contribution, by amount and as a percentage of total operating revenues, of each of the Company's business segments to the Company's total operating revenues during the periods indicated below, calculated in accordance with Chilean GAAP.

Operating Revenues

	Year ended December 31,
	2002		2003		2004
	Revenues	% of Total Operating Revenues	Revenues	% of Total Operating Revenues	Revenues	% of Total Operating Revenues
	(in millions of constant Ch$ as of December 31, 2004, except percentage amounts)
Fixed Telecommunications	447,281	50.2%	439,749	52.8%	422,223	60.1%
Basic Telephony	358,316	40.2%	334,818	40.2%	299,851	42.7%
Telephone line service fee	164,328	18.4%	155,946	18.7%	146,805	20.9%
Variable charge	161,961	18.2%	147,242	17.7%	118,194	16.8%
Connections and other installations	7,205	0.8%	5,763	0.7%	3,896	0.6%
Plans of minutes (tariff flexibility)(4)	0	0.0%	0	0.0%	8,692	1.2%
Value-added services	17,768	2.0%	18,583	2.2%	17,087	2.4%
Other basic telephony revenues	7,054	0.8%	7,284	0.9%	5,177	0.7%
Broadband	5,626	0.6%	13,490	1.6%	25,162	3.6%
Access charges and Interconnections	24,085	2.7%	26,271	3.2%	31,587	4.5%
Domestic long-distance	9,768	1.1%	8,986	1.1%	10,121	1.4%
International long-distance	3,637	0.4%	2,752	0.3%	2,807	0.4%
Other interconnection services	10,680	1.2%	14,533	1.7%	18,659	2.7%
Other Fixed Telecommunications businesses	59,254	6.6%	65,170	7.8%	65,623	9.3%
Directory Advertising	5,014	0.6%	5,515	0.7%	5,882	0.8%
ISP–switched and dedicated	4,938	0.6%	2,682	0.3%	3,118	0.4%
Security services (Telemergencia)	2,418	0.3%	4,879	0.6%	6,681	1.0%
Public telephones	12,504	1.4%	11,358	1.4%	10,838	1.5%
Interior installations	29,238	3.3%	31,710	3.8%	31,275	4.4%
Equipment marketing	5,142	0.6%	9,026	1.1%	7,829	1.1%
Long-Distance(1)	77,364	8.7%	63,196	7.6%	61,589	8.8%
Corporate Communications Customer	80,785	9.1%	80,701	9.7%	82,906	11.8%
Other Businesses(3)	71,812	8.1%	5,899	0.7%	3,943	0.6%
Mobile Communications(2)	214,226	24.0%	243,565	29.2%	132,214	18.8%
Outgoing Traffic	125,156	14.0%	153,163	18.4%	93,549	13.3%
Interconnection under Calling Party Pays (CPP)(3)	89,070	10.0%	90,402	10.9%	38,665	5.5%
Total Operating Revenues	891,468	100.0%	833,110	100.0%	702,875	100.0%

(1)	Revenues from long-distance service include revenues from long-distance traffic and the rental of the long-distance network to other telecommunications operators.

(2)	On July 23, 2004, Telefónica CTC Chile sold to TEM 100% of the Company's subsidiary, Telefónica Móvil de Chile S.A. The transaction was approved by shareholders in an Extraordinary Shareholders' Meeting held on July 15, 2004. See "Item 5. Operating and Financial Review and Prospects—Recent Developments and Trends."

(3)	CPP was implemented for mobile communications as of February 23, 1999. CPP interconnection revenues represent the revenues generated by incoming calls to Telefónica Móvil de Chile S.A. from all fixed line networks and other mobile operators.

(4)	Beginning in February 2004, the Company was allowed to offer different plans for fixed telephony as alternatives to the regulated plan. See "Item 4. Business Overview—Tariff Regulation."

Results of Operations for the Year Ended December 31, 2004 Compared to the Year Ended
December 31, 2003

Results of operations for the year ended December 31, 2004, reflect the effects of the sale of our subsidiary Telefónica Móvil de Chile S.A. in July 2004, which produced a gain of approximately Ch$303,540 million. As of July 2004, the Company no longer consolidated the mobile operations. In order to assist the reader in understanding the effect of after the sale of the mobile subsidiary on our reported results the following table shows operating results of the Company excluding the mobile operations.

	2002	2003	2004	04/03 Variation(1)	2002 (excluding mobile operations)	2003(2) (excluding mobile operations)	2004(2) (excluding mobile operations)	04/03 Variation
Operating Revenues	891,468	833,110	702,875	-15.6%	689,680	600,417	576,496	-4.0%
Operating Expenses and Administrative and Selling Expenses	(756,370)	(714,868)	(603,741)	-15.5%	571,720	(496,021)	(473,878)	-4.5%
Operating Income	135,098	118,242	99,134	16.2%	117,959	104,396	102,618	-1.7%

(1)	The subsidiary Telefónica Móvil de Chile was sold in July 2004, thus year 2004 only includes 6 months of results for the mobile business.

(2)	We believe that consideration of operating revenues and costs excluding mobile operations is important to an understanding of our operations because we sold our mobile subsidiary in July 2004 and as a result revenues and operating costs including mobile operations are not comparable in 2003 and 2004.

Operating Revenues

Operating revenues decreased by 15.6% to Ch$702,875 million (US$1,261.0 million) in 2004 from Ch$833,110 million in 2003. The decrease in revenues is mainly explained by a 45.7% decrease in revenues from the mobile business as compared to 2003, due to the deconsolidation of subsidiary Telefónica Móvil de Chile S.A. in July 2004. On July 23, 2004, the Company sold 100% of the shares of its mobile subsidiary, Telefónica Móvil de Chile S.A to TEM. Consequently, as of July 1, 2004, the Company no longer consolidated the mobile revenues in its operating activities. Excluding revenues of the mobile business in year 2003 and 2004, total consolidated revenues would have decreased 4.0% mainly due to a 4.0% decrease in revenues from the fixed telecommunications business, explained by a drop in revenues from basic telephony, compensated in part by increases in revenues from broadband and access charges and interconnections, as explained below:

Revenues from Fixed Telecommunications Services

Fixed telecommunications revenues, which accounted for 60.1% of the Company's operating revenues in 2004, decreased by 4.0% to Ch$422,223 million (US$757.5 million) compared to Ch$439,749 in 2003. The fixed telecommunications business segment includes revenues from (i) basic telephony that consists of traditional telephone service, (ii) broadband services, (iii) access charges and interconnections and (iv) other fixed telecommunications business (which includes directory advertising, ISP for companies and small and medium businesses, security services such as alarm monitoring through fixed lines, public telephones and interior installations and equipment sales and rental).

Basic Telephony.    Revenues from basic telephony represented 71.0% of all revenues from fixed telecommunications services in 2004, which includes, among other things, telephone line service fees (fixed monthly charges), variable charges, connections and other installations, flat fee plans, calling plans and certain value-added services, among others. Basic telephony revenues decreased 10.4% in 2004 to Ch$299,851 million (US$537.95 million) from Ch$334,818 million in 2003, mainly explained by a 5.9% decrease in revenues from fixed monthly charges to Ch$146,805 million (US$263.4 million) in 2004 from Ch$155,946 million in 2003 and a 19.7% decrease in revenues from variable charges to Ch$118,194 million (US$212.0 million) in 2004 from Ch$147,242 million in 2003, as a result of (i) a 5.9% decrease in average lines in service in 2004 and a 12% decrease in the number of lines that are charging fixed monthly and variable charges, as part of traditional lines (subject to tariff regulation) have migrated to flexible plans such as "minute plans" and "prepaid plans," which do not charge a monthly telephone line service fee (fixed charge); and (ii) a 4.0% decrease in local traffic per line. Additionally, basic telephony revenues were impacted by a 32.4% decrease in revenues from installations and connections, to Ch$3,896 million (US$7.0 million) in 2004 from Ch$5,763 million in 2003, principally due to a drop in other installations such as replacement of lines and charges for transferring and moving fixed lines to Ch$2,367 million (US$4.2 million) in 2004 from Ch$4,400 million in 2003, partially offset by a 12.3% increase in revenues from connections to the public network to Ch$1,529 million (US$2.7 million) in 2004 from Ch$1,363 million in 2003, in line with the 11.4% increase in connections in 2004 as compared to 2003, reaching 343,318 lines connected in 2004. On the other hand, the implementation of minute plans allowed by new tariff flexibility, generated revenues in the amount of Ch$8,692 million (US$15.6 million). See "Item 4. Information on the Company—Business Overview—Licenses and Tariffs—The Tariff System." In June 2004, the Company launched new plans for households and small companies newly permitted as a result of tariff flexibility allowed by the antitrust and telecommunications authorities, that mainly consist of a monthly flat fee that includes a certain number of minutes for low, medium and high usage customers. The Company can also sell plans with bundled services such as local telephony plus broadband or security services, among others. This flexibility has allowed the Company to improve its competitive position, meet customers' needs, and capture new clients. As part of traditional lines (subject to tariff regulation) have migrated to flexible plans, revenues from fixed monthly charge, variable charge and flexible plans together decreased 9.7% due to the lower effective rates charged in flexible plans and regulated plans. There was also a 4.0% decrease in local traffic per line, offset in part by a 1.2% growth of lines in service between June 2004 and December 2004, as result of the new plans mentioned above. As of December 31, 2004 lines in service slightly increased 0.4% as compared to year 2003, reversing the negative trend of the last 3 years.

The revenues described above were negatively affected by recorded tariff decreases in fixed charge, variable charge and installations made in accordance with the new tariff decree announced on May 4, 2004, which totaled Ch$6,306 million (US$11.3 million) for the period between May 2004 and December 2004.

Value-added services include revenues generated from (i) dedicated lines and (ii) revenues from value-added services for residential customers including, among other things, change of phone number, voice mail, detailed invoice, call waiting and call transfer. Revenues from value-added services decreased by 8.1% in 2004 to Ch$17,087 million (US$30.65 million) from Ch$18.583 million in 2003. Other basic telephony revenues include revenues from, among other things, operator services and rural telephony and dedicated lines for internet. These revenues decreased 28.9% in 2004 to Ch$5,177 million (US$9.3 million) as compared to Ch$7,284 million in 2003.

Broadband Services.    Broadband revenues represented 6.0% of all revenues from fixed telecommunications services in 2004, and include revenues from broadband internet access provided by the Company through ADSL to residential and small and medium companies excluding those in the corporate customer communications business. Broadband revenues grew 86.5% to Ch$25,162 million (US$45.1 million) in 2004 as compared to Ch$13,490 million in 2003, due to the 60.3% increase in ADSL connections in the year. As of December 31, 2004, the number of broadband connections totaled 200,794.

Access charges and interconnection.    Access charges and interconnection include revenues from interconnection charges generated by long-distance carriers, as well as those paid by other telecommunications operators that use Telefónica CTC Chile's network and additionally data processing services such as metering, rating, billing and collections offered to long-distance operators. Access charges and interconnection revenues increased by 20.2% to Ch$31,587 million (US$56.67 million) in 2004 from Ch$26,271 million in 2003. In spite of a 9.4% decrease in Domestic Long-Distance ("DLD") market traffic and a 0.1% decrease in International Long-Distance ("ILD") market traffic, revenues from access charges increased primarily due to the positive effect of the new Tariff Decree No. 169 provisioned since May 4, 2004, which totaled Ch$6,636 million (US$11.9 million), see "Item 4. Information on the Company—Business Overview—Licenses and Tariffs—The Tariff System," and increases in revenues from access charges paid by mobile companies. The Company recognized revenues of Ch$5,515 million (US$9.9 million) in 2004 as compared to Ch$3,393 million in 2003, due to the fact that the Company began recognizing revenues from such access charges, since prior to the sale of the mobile subsidiary in July 2004, such revenues were accounted for as inter-company transactions and eliminated in consolidation.

Other fixed telecommunications business.    Other fixed telecommunications business revenues represented 15.5% of all revenues from fixed telecommunications services in 2004, which includes revenues generated as consequence of the Company's contract with Publiguías. Pursuant to this agreement, Telefónica CTC Chile receives a percentage of the revenues generated by the sale of advertisements in the Yellow Pages and the White Pages, published by Publiguías, revenues from internet access provided by the subsidiary Telefónica Internet Empresas (TIE) to switched and dedicated customers, revenues originated in the subsidiary Telemergencia (home security services), revenues from public telephones, interior installations and terminal equipment marketing that includes the sale and leasing of telecommunications equipment such as, among other things, telephones, facsimiles and multiple lines. These revenues slightly increased by 0.7% in 2004 to Ch$65,623 million (US$117.7 million) as compared to Ch$65,170 million in 2003. This is mainly due to a 36.9%, 16.3% and 6.7% increase in revenues from home security services to Ch$6,681 million (US$12.0 million), ISP revenues to Ch$3,118 million (US$5.6 million) and directory advertising to Ch$5,882 million (US$10.6 million), respectively. These were partially offset by a 1.4% decrease in interior installation revenues to Ch$31,275 million (US$56.1 million) and a 13.3% decrease in equipment marketing revenues to Ch$7,829 million (US$14.0 million) and a 4.6% decrease in public telephones (payphones) to Ch$10,838 million (US$19.4 million), due to lower average revenue per public telephone due to a decrease in traffic, which in turn was attributable to the substitution of mobile phone usage for traditional public telephone traffic.

Revenues from Long-Distance Services

Revenues from the long-distance business segment, which accounted for 8.8% of total revenues in 2004, decreased by 2.5% to Ch$61,589 million (US$110.5 million) compared to Ch$63,196 million in 2003. Long-Distance revenues include revenues from domestic and international long-distance traffic carried by the Company, as well as revenues from the rental of the Company's long-distance network to other telecom operators. The decrease in long-distance revenues was mainly attributable to a decrease of 8.3% and 5.0% in revenues from DLD to Ch$24,624 million (US$44.2 million) in 2004 from Ch$16,864 million in 2003 and ILD to Ch$23,927 million (US$42.9 million) in 2004 from Ch$25,190 million in 2003, respectively, reflecting a 9% decrease in the average outgoing long-distance price per minute as a result of increased competition and the effect of mobile and internet substitution, mainly in the domestic long-distance business, offset in part by 2.6% growth in ILD traffic and a 4.2% increase in outgoing ILD traffic. These decreases in revenues are partly offset by a 17.0% increase in revenues from the rental of the long-distance network from Ch$11,142 million in 2003 to Ch$13,038 million (US$23.4 million) in 2004. Revenues from rental capacity were positively affected by the incorporation of revenue from media and circuit rental to Telefónica Móvil de Chile S.A after the sale of the mobile subsidiary to TEM in July 2004. Prior to the sale these rentals were accounted for as inter-company transactions.

Revenues from Mobile Communications

Revenues from the mobile communications business segment, which accounted for 18.8% of the Company's revenues in 2004, decreased by 45.7% to Ch$132,214 million (US$237.2 million) compared to Ch$243,565 million in 2003. The decrease in revenues is due to the divestiture of Telefónica Móvil de Chile S.A. in July 2004. See "Item 5. Operating and Financial Review and Prospects—Recent Developments and Trends."

Revenues from Corporate Customers Communications

Revenues from the Corporate Customers Communications and Data business segment, which accounted for 11.8% of the Company's revenues in 2004, increased by 2.7% to Ch$82,906 million (US$148.7 million) compared to Ch$80,701million in 2003. Corporate Customers Communications and Data includes revenues from (i) the sale and rental of telecommunications equipment to large corporate customers (i.e. fax, PABX, etc.), (ii) complementary telephone services, such as 800 numbers and digital communication services, (iii) data services, including ATM, Frame Relay, data equipment and services related to the IP network and (iv) dedicated links and other services, including videoconference, Datared, E1 Links and VSAT, internet access, housing and hosting and consulting services to large corporate customers.

The increase in revenues was mainly due to (i) a 13.8% increase in data services revenues to Ch$31,150 million (US$55.9 million) from Ch$27.363 million in 2003, mainly as a result of increased demand for data connectivity services, which led to an increase of 47.9% in the number of IP network connections (dedicated IP lines), (ii) a 13.4% increase in dedicated links and others to Ch$21,477 million (US$38.5 million) in 2004 from Ch$18,942 million in 2003, mainly due to growth in revenues from IP Solutions associated with an increase in projects during 2004 and (iii) a 1.8% increase in complementary services to corporate customers to Ch$16,704 million (US$30.0 million) from Ch$16,408 million in 2003, mainly due to increased sales of digital lines for business clients and value-added services. These increases were partially offset by a 24.5% decrease in revenues from terminal equipment marketing to Ch$13,575 million (US$24.4 million) from Ch$17,988 million in 2003. This decrease is due to the fact that in 2003, revenues from equipment sales were higher than usual, as some important customers bought PABX equipment, as opposed to continuing to lease it.

Revenues from Other Businesses

Revenues from other businesses, which accounted for 0.6% of the Company's revenues in 2004, decreased by 33.2% to Ch$3,943 million (US$7.1 million) as compared to Ch$5,899 million in 2003. Revenues from other businesses include revenues from other subsidiaries including Tecnonáutica, t-gestiona and Istel, among others. The decrease in revenues is mainly due to lower revenues from the Company's health insurance company for its employees "Istel," which was sold in September 2003. This decrease was partly offset by higher revenues from t-gestiona.

Operating Costs and Administration and Selling Expenses

Operating costs and administrative and selling expenses decreased by 15.5% to Ch$603.741 million (US$1,083.1 million) in 2004, as compared to Ch$714,868 million in 2003. When the mobile operations are excluded in both years, consolidated operating costs and administrative and selling expenses reached Ch$473,878 decreasing by 4.5% in relation to 2003. We believe that consideration of operating costs and administrative and selling expenses excluding mobile operations is important to an understanding of our operating costs because we sold our mobile subsidiary in July 2004 and as a result operating costs and administrative and selling expenses including mobile operations are not comparable in 2003 and 2004.

Operating costs and expenses.    Operating costs and expenses decreased by 17.6% to Ch$444,449 million (US$797.4 million) in 2004, as compared to Ch$539,128 million in 2003, mainly explained by (i) operating salaries and related costs, which represented 8.0% of total operating costs and administrative and selling expenses during 2004, decreased by 17.5% to Ch$48,046 million (US$86.2 million) from Ch$58,260 million in 2003. The decrease was mainly due to lower salary costs as a consequence of deconsolidation of the mobile business, together with a 3.4% reduction in comparable average consolidated headcount (excluding the mobile business), related to the restructuring process carried out in May and November of 2004, (ii) depreciation and amortization, which accounted for 36.4% of total operating costs and administrative and selling expenses, decreased 18.7% from Ch$219,686 million (US$394.1 million) in 2004 to Ch$270,279 million in 2003, mainly due to the fact that the mobile business was no longer consolidated beginning July 2004. Excluding the mobile business in both years, depreciation decreased 7.5% in 2004 as compared to year 2003, reflecting lower capital expenditures in recent years, and (iii) other operating costs, which represented 29.3% of total operating costs and administrative and selling expenses in 2004, decreased by 16.1% to Ch$176,718 million (US$317.0 million) from Ch$210,589 million in 2003, due to a decrease in mobile business operating costs as the Company no longer consolidated such costs as of July 2004, and the Company's cost-cutting initiatives and reduction in uncollectible accounts costs mainly in the fixed telecommunications business and other, small cost reductions. During 2003 and 2004, the Company implemented stricter policies to control delinquency such as automatic disconnections of lines with more than 120-day past due and stricter policies for admitting new customers. Provisions for doubtful accounts (excluding mobile operations) as a percentage of revenues was 4.6% as of December 31, 2004, compared to 4.5% in the previous year.

Administrative and selling expenses.    Administrative and selling expenses, which accounted for 26.4% of total operating costs and administrative and selling expenses in 2004, decreased by 9.4% to Ch$159,291 million (US$285.8 million) from Ch$175,740 million in 2003 mainly due to Telefónica Móvil Chile's operating results no longer being consolidated as of July 2004. For the ongoing operations there were also salary savings due to personnel reductions in the administrative and sales areas in May and November of 2004, partly offset by a higher charge related to accounts receivables with a low probability to be collected in the long distance business, in the amount of Ch$3,170 (US$5.7 million) in 2004 as compared to Ch$1,605 million charged in 2003, and additionally, higher costs and sales commissions related to broadband business (ADSL) and corporate communications, and advertising campaigns launched in 2004 promoting ADSL and home security service sales.

Operating Income

Operating income decreased by 16.2% to Ch$99,134 million (US$177.9 million) during 2004 from Ch$118,242 million in 2003, due to a 15.6% decrease in operating revenues and a 15.5% decrease in operating expenses, as explained above, taking into account the fact that the Company no longer consolidated the Mobile subsidiary beginning in July 2004.

Other Income (Expenses) or Non-Operating Results

Interest income. Interest income increased by 28.0% to Ch$9,286 million (US$16.7 million) in 2004 from Ch$7,254 million in 2003, mainly due to increases in financial investments such as cash and cash equivalents, time deposits and marketable securities, due to higher volumes of available funds arising from the sale of the mobile subsidiary and from operations, during 2004.

Interest expense.    Interest expense decreased by 13.9% to Ch$54,054 million (US$97.0 million) in 2004 from Ch$62,776 million in 2003, mainly due to a 29.8% decrease in the Company's average interest-bearing debt, as well as lower average interest rates resulting from the renegotiation of spreads on outstanding loans and a decrease in local and international interest rates. Also the 37% decrease in interest expenses is explained by the appreciation of the Chilean peso against the U.S. dollar. Gains and losses from transactions entered into to hedge our foreign currency exposure are reflected under exchange differences, net. These decreases were partly offset by a charge of Ch$8,094 million (US$14.5 million) related to the repurchase of US$182 million in Yankee Bonds carried out in fourth quarter of 2004, at a price above its par value.

Price level restatement and exchange differences, net.    Price level restatement and exchange differences, net recorded a gain in the amount of Ch$8,982 million in 2004, as compared to a gain of Ch$651 million in 2003.

Price level restatement registered a loss of Ch$4,166 million (US$ 7.5 million) in 2004 as compared to a gain of Ch$386 million (US$0.7 million) in 2003. The price level restatement reflects the net impact on the Company's accounts of purchasing power gain and loss on indexing. The Company will recognize a purchasing power gain or a loss on indexing on its statement of operations, whenever the Company's average monetary liabilities for a given period during which inflation occurs (determined monthly) exceed or fall below its average monetary assets. As a result of the debt reduction incurred in 2003 and 2004, which was UF denominated or hedged to UF, the Company's average UF liabilities fell below its average UF assets, resulting in a purchasing power gain for the period. The principal inflation index-linked unit used in Chile is the UF, a rate that is set monthly for each day of the coming month to reflect the prior month's change in the Chilean CPI. As of December 31, 2004, one UF was equal to Ch$17,317.05 (US$31.1).

Exchange rate differences registered a gain of Ch$13,148 million (US$23.6 million) from exchange rate differences in 2004, as compared to a gain of Ch$265 million (US$0.5 million) from exchange rate differences in 2003. The gain registered in 2004 is mainly due to the gain obtained through forward agreements contracted by the Company to hedge against exchange rate variations after receiving US$ dollars for the sale of Telefónica Móvil de Chile S.A. in July 2004. The gain registered in 2003 partially reflected the effect of forward hedging contracts roll-over during the period. To the extent that, during any given period, the Company has net liabilities denominated in a foreign currency (such as the U.S. dollar or euros) and the Chilean peso may devaluate or appreciate in nominal terms against that currency, the Company may recognize for that period a foreign exchange loss or gain. Nevertheless the conservative hedging policy of the Company for foreign currency denominated interest-bearing debt allows the Company to minimize the exchange rate variation risk in results. During 2004, the inflation-adjusted Chilean peso against the U.S. dollar appreciation was 6.1%.

Other non-operating results.    Other non-operating results recorded a gain of Ch$310,958 million (US$557.9 million) in 2004, compared to a loss of Ch$23,104 million in 2003. This item was particularly impacted in 2004 by non-operating income of Ch$464,847 million (US$834.0 million) and of Ch$6,502 million (US$11.7 million) from the sale of subsidiary Telefónica Móvil de Chile S.A. and the sale of the participation in Publiguías, respectively, recorded in 2004, whereas in 2003 other non-operating results were impacted by non-operating income of the higher market value of Terra Networks shares for Ch$3,448 million and the gain for the sale of the 35% participation in Sonda in July 2003 in the amount of 3,647 million. In 2004, the gains were partially offset by the extraordinary amortization of Telefónica Movil's goodwill of Ch$133,872 million (US$240.2 million). In addition, in 2004 the Company recognized an extraordinary charge of Ch$6,225 million (US$11.2 million) from severance payments related to the personnel reductions implemented in May and November 2004, as well as a charge of Ch$9,566 million (US$17.2 million) related to accounts receivable write-offs and extraordinary charges mainly related to the write-off of out of service assets for the amount of Ch$8,004 million (US$14.4 million), among other factors.

Income Taxes.    The Company recorded an income tax charge in the amount of Ch$62,395 million (US$111.9 million) in 2004 translating into an effective consolidated tax rate for the Company of 16.7% and 12.6% , as compared to an income tax charge of Ch$29,735 million in 2003 translating into an effective consolidated tax rate for the Company of 73.8% and 44.6% excluding deferred taxes from previous periods or complementary accounts. It is important to note that in 2004, income tax included taxes paid associated with the gain for the sale of Telefónica Móvil de Chile S.A. in July 2004, which amounted Ch$34,911 million (US$62.6 million). Income taxes include current income tax expenses, taxes paid during the period, as well as deferred taxes from the period and from previous periods (complementary accounts), as shown in Note 7(c) to the Audited Consolidated Financial Statements. The Company's income tax charge of Ch$62,395 million in 2004 was composed of a Ch$57,562 million (US$103.3 million) current income tax expense, including taxes related to the sale of Telefónica Móvil de Chile S.A., and a Ch$4,833 million (US$8.7 million) charge for deferred taxes, of which Ch$15,151 million represented the effect of amortization of deferred assets and liabilities of complementary accounts associated with deferred taxes incurred during previous periods, which was partly offset by Ch$1,057 million of tax benefits consisting of tax loss carry forwards and Ch$9,261 million due to the reverse of temporary differences associated with deferred tax liabilities related mainly to accelerated depreciation due to the fact that investments have decreased in the last 5 years generating lower temporary liabilities than temporary assets.

Net Income (Loss)

As a result of the above, Telefónica CTC Chile's net results amounted to a gain of Ch$311,629 million (US$559.1 million) in 2004, as compared to a gain of Ch$10,387 million recorded in 2003. For 2004, the contribution to the consolidated net income by business segment was as follows: a net income of Ch$292,785 million in fixed telephony, this figure includes the non-operating gain for the sale of Telefónica Móvil de Chile S.A. in July 2004, as Telefónica CTC Chile S.A. owned 100% of Telefónica Móvil de Chile S.A.'s shares, net income of Ch$10,332 million in long-distance, net loss of Ch$7,978 million in mobile communications (the Company consolidated the Telefónica Movil de Chile's results until June 30, 2004), net income of Ch$15,821 million in corporate customers communications and data, and a net income of Ch$668 million in other businesses.

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

Operating Revenues

Operating revenues decreased by 6.5% to Ch$833,110 million (US$1,494.6 million) in 2003 from Ch$891,468 million in 2002. This decrease in revenues was due to a 91.8% decrease in revenues from other business, which included revenues from Information Systems through the subsidiary Sonda S.A. until August 2002. Revenues from the information system services were no longer consolidated since the sale of 25% of the Company's ownership interest in September 2002. In August 2003 the remaining 35% interest in Sonda was sold. Additionally, revenues from fixed telecommunications and long-distance businesses decreased 1.7% and 18.3%, respectively, which was partly offset by a 13.7% increase in revenues from the mobile business, as explained below in detail.

Revenues from Fixed Telecommunications Services

Fixed telecommunications revenues, which accounted for 52.8% of the Company's operating revenues in 2003, decreased by 1.7% to Ch$439,749 million (US$788.9 million) compared to Ch$447,281 in 2002. The fixed telecommunications business segment includes revenues from (i) basic telephony that consists of traditional telephone service, (ii) broadband services, (iii) access charges and interconnections and (iv) other fixed telecommunications business (which includes directory advertising, ISP for companies and small and medium businesses, security services such as alarm monitoring through fixed lines, public telephones and interior installations and equipment sales and rental). The decrease, which is in line with a downward trend in basic telephony revenues since 1999, is mainly attributable to the ongoing negative effects on the Company's traditional local telephony business of Tariff Decree No. 187, increased competition from local, mobile and cable TV operators and a decrease in traffic levels resulting from increased competition due primarily to mobile substitution. The decrease in basic telephony revenues was partly offset by growth in other fixed telephony revenues that includes various new offerings by the Company of non-regulated services which utilize the existing fixed line network capacity, such as prepaid services, broadband services through ADSL and flat fee tariff plans for internet access, among others and increase in revenues from equipment marketing, which, as of January 2003, include revenues from equipment sales to small and medium-sized enterprises. Previously, these revenues were included in corporate customer communications revenues.

Basic Telephony.    Revenues from basic telephony represented 76.1% of all revenues from fixed telephony services in 2003, which includes telephone line service fees (fixed monthly charges), variable charges, connections and other installations and certain value-added services, among others. Basic telephony revenues decreased by 6.6% in 2003 to Ch$334,818 million (US$600.7 million) from Ch$358,316 million in 2002, mainly due to a decrease in telephone line service fee revenues by 5.1% in 2003 to Ch$155,946 million (US$279.8 million) from Ch$164,328 million in 2002. This decrease was mainly attributable to a 1.0% additional tariff reduction applied in May 2002 and 2003, pursuant to Tariff Decree No. 187, and the reduction in the fixed monthly charge as a result of a reduction in the tariff index due to decreases in whole price index ("WPI") for imported goods as a result of the appreciation of the Chilean peso against the U.S. dollar. See "Item 4. Information on the Company—Licenses and Tariffs—Tariff Structure for 1999-2004." Also contributing to this decline was (i) the 6.4% decrease in average lines in service in 2003, which resulted from increased disconnections of bad debt lines; (ii) revenues from variable charges decreased by 9.1% in 2003 to Ch$147,242 million (US$264.2 million) from Ch$161,961 million in 2002, as a result of a 6.4% reduction in average lines in service, the reduction of the tariff index over variable charge rate due to the decrease in WPI as a result of the appreciation of the peso against the U.S. dollar, a 4.5% decrease in local traffic and a higher proportion of fixed-internet traffic that has lower rates than regular local calls and a 1.0% additional tariff reduction applied to per-minute rates in May 2002 and 2003, pursuant to Tariff

Decree No. 187; (iii) revenues from installations and connections decreased by 20.0% in 2003 to Ch$5,763 million (US$10.3 million) from Ch$7,205 million in 2002, principally due to a 51.7% drop in revenues from connections to the public network. During 2003, 308,266 lines were connected, decreasing 9.4% as compared to 2002, while revenues from other installations such as cut-off and replacement of lines and charges for transferring and moving fixed lines, increased slightly by 0.4% as compared with 2002. The above was partly offset by (i) value-added services which include revenues from value-added services for residential customers including change of phone number, voice mail, detailed invoice call waiting and call transfer, among other things. Revenues from value-added services increased by 4.6% in 2003 to Ch$18,583 million (US$33.3 million) from Ch$17,768 million in 2002 and (ii) other basic telephony revenues which include revenues from operator services and rural telephony, and dedicated lines for internet, among others. These revenues increased 3.3% in 2003 to Ch$7,284 million (US$13.1 million) as compared to Ch$7,054 million in 2002 mainly due to a 42.0% increase in revenues from flat fee lines dedicated to internet.

Broadband Services.    Broadband revenues include revenues from broadband and internet access provided by the Company through ADSL to residential and small and medium companies–excluding those in the corporate customer communications business. Broadband revenues represented 3.1% of all revenues from fixed telecommunications services in 2003 and grew 139.8% in 2003 to Ch$13,490 million (US$24.2 million) as compared to Ch$5,626 million in 2002, due to the 131.3% growth in ADSL connections in the year. As of December 31, 2003 the number of broadband access totaled 125,262.

Access Charges and Interconnection.    Access charges and interconnection include revenues from interconnection charges generated by long-distance carriers, as well as those paid by other telecommunications operators that use Telefónica CTC Chile's network and data processing services such as metering, rating, billing and collections offered to long-distance operators. Access charges and interconnection revenues increased by 9.1% to Ch$26,271 million (US$47.1 million) in 2003 from Ch$24,085 million in 2002. In spite of a 8% decrease in Domestic Long-Distance ("DLD") market traffic and a 24.3% decrease in International Long-Distance ("ILD") market traffic, revenues from access charges increased primarily due to an increase of 36.1% in other interconnection services as a result of (i) the payment of disputed interconnection charges revenues for prior years which had not been accrued and (ii) higher revenues from network services and interconnections to long-distance operators.

Other Fixed Telecommunications Business.    Other Fixed Telecommunications revenues represented 14.8% of all revenues from fixed telecommunications services in 2003, which includes revenues generated as consequence of the Company's contract with Publiguías. Pursuant to this agreement, Telefónica CTC Chile receives a percentage of the revenues generated by the sale of advertisements in the Yellow Pages and the White Pages, published by Publiguías, revenues from internet access provided by the subsidiary Telefónica Internet Empresas (TIE) to switched and dedicated customers, revenues originated in the subsidiary Telemergencia (home security services), revenues from public telephones, interior installations and terminal equipment marketing that includes the sale and leasing of telecommunications equipment such as, among other things, telephones, facsimiles and multiple lines. These revenues increased by 10.0% in 2003 to Ch$65,170 million (US$116.9 million) as compared to Ch$59,254 million in 2002, mainly due to (i) a 101.8% increase in revenues from security services (Telemergencia—the Company's new security and surveillance systems subsidiary) to Ch$4,879 million (US$8.8 million) in 2003 from Ch$2,418 million in 2002, due to the increase of 55% in the customer base as compared to 2002, reaching 49,358 as of December 31, 2003, (ii) a 75.5% increase in revenues from equipment marketing in 2003 to Ch$9,026 million (US$16.2 million) from Ch$5,142 million in 2002, primarily due to that beginning in 2003, the revenues from terminal equipment marketing include revenues from equipment sales to small and medium-sized enterprises as a consequence of the new business structure. In previous years these revenues were included in corporate customer communication revenues. Including revenues from equipment sales to small and medium-sized enterprises in 2002 of Ch$6,491 million, revenues from terminal equipment marketing decreased 21.3% in 2003 compared to 2002. (iii) directory advertising increased by 10.0% in 2003 to Ch$5,515 million (US$9.9 million) from Ch$5,014 million in 2002 due to increased revenues from the sale of advertisements in the Yellow Pages and the White Pages published by Publiguías and (iv) a 8.5% increase in interior installations in 2003 to Ch$31,710 million (US$56.9 million) from Ch$29,238 million in 2002, due to higher revenues for maintenance monthly fees associated with the Company's plan to replace fixed telephony equipment of residential customers launched in the second half of year 2003. The above was partly offset by (i) ISP revenues decreased by 45.7% in 2003 to Ch$2,682 million (US$4.8 million) from Ch$4,938 million in 2002 and (ii) public telephone services revenues decreased by 9.2% in 2003 to Ch$11,358 million (US$20.4 million) from Ch$12,504 million in 2002, mainly as a result of lower average revenue per public telephone due to decreased traffic, which in turn was attributable to the substitution of mobile phone usage for traditional public telephone traffic.

Revenues from Long-Distance Services

Revenues from the long-distance business segment, which accounted for 7.6% of total revenues in 2003, decreased by 18.3% to Ch$63,196 million (US$113.4 million) compared to Ch$77,364 million in 2002. Long-Distance revenues include revenues from domestic and international long-distance carried by Telefónica Mundo S.A., a 99.2%-owned subsidiary of Telefónica CTC Chile, and Globus 120, a 99.99% owned subsidiary of Telefónica CTC Chile, as well as revenues from the rental of Telefónica Mundo's long-distance network to other telecom operators. The long-distance market is a very competitive environment, and the Company has experienced lower volumes of traffic in 2003 mainly due to the substitution of mobile telephones and internet communications for traditional fixed-line usage. The decrease in revenues was mainly attributable to (i) a 21.2% decrease in revenues from DLD services to Ch$26,864 million (US$48.2 million) from Ch$34,097 million in 2002, which reflected a 9.8% decrease in DLD traffic resulting from the substitution effect, as mentioned above, (ii) a 13.2% decrease in revenues from outgoing ILD services to Ch$25,190 million (US$45.2 million) from Ch$29,036 million in 2002, attributable to a lower average price per outgoing minute as a result of increased competition and a 3.2% decrease in outgoing ILD traffic carried by 188 Telefónica Mundo and Globus 120, and (iii) a 21.7% decrease in revenues from the rental of the long-distance network due to decreased pricing for these services and lower market traffic.

Revenues from Mobile Communications

On July 23, 2004, the Company entered into an agreement to sell 100% of the shares of its mobile subsidiary, Telefónica Móvil de Chile S.A. to TEM. Consequently, beginning July 1, 2004, the Company no longer consolidated the mobile revenues in its operating activities. See "Item 5. Operating and Financial Review and Prospects—Recent Developments and Trends."

Revenues from the mobile communications business segment, which accounted for 29.2% of the Company's revenues in 2003, increased by 13.7% to Ch$243,565 million (US$437 million) compared to Ch$214,226 million in 2002. The mobile communications business segment receives revenues from outgoing cellular traffic, mobile equipment sales, and interconnection fees from incoming calls from other networks and mobile equipment sales. The Chilean mobile market is highly competitive and has relatively high levels of penetration resulting from substantial growth during the previous five years.

This increase in revenues can be primarily explained by (i) a 22.4% increase in outgoing traffic and mobile equipment sales revenues to Ch$153,163 million (US$274.8 million) in 2003 from Ch$125,156 million in 2002 and (ii) a 1.5% increase in revenues from interconnections associated with incoming calls from other networks to Ch$90,398 million (US$162.2 million) as compared to Ch$89,070 million in 2002. The increased revenues noted above are primarily attributable to a 15.3% growth in the average size of the subscriber base in 2003. As of December 31, 2003, the Company had 2,269,757 mobile telephony customers, a 22.7% increase from December 31, 2002. This increase was partially offset by a decrease in the average monthly revenue per customer, directly associated with the growth in the proportion of prepaid service customers, who have a lower average monthly revenue per customer than subscribed service clients with contracts. Prepaid service customers represented 80.5% of the total average of subscribed service clients at the end of 2003, as compared to 76.3% at the end of 2002.

Revenues from Corporate Customers Communications and Data

Revenues from the corporate customers communications and data business segment, which accounted for 9.7% of the Company's revenues in 2003, decreased by 0.1% to Ch$80,701 million (US$144.8 million) compared to Ch$80,785 in 2002. Corporate customers communications and data include revenues from (i) the sale and rental of telecommunications equipment to corporate customers such as facsimile equipments and PABX, among others, (ii) complementary telephone services, such as 600, 700 and 800 numbers and digital communication services, (iii) data services, including ATM, Frame Relay, data equipment and services related to the IP network and (iv) dedicated links and other services, including videoconference, Datared, E1 Links and VSAT, internet access, housing, hosting and consulting services to corporate customers. Beginning in 2003, telecommunications equipment sales to small and medium-sized enterprises are included in fixed telephony revenues.

Revenues from corporate customers communications and data decreased by 0.1% to Ch$80,701 million (US$144.8 million) in 2003, as compared to Ch$80,785 million in 2002. This decrease was mainly due to a 29.1% decrease in revenues from terminal equipment marketing to Ch$17,988 million (US$32.3 million) from Ch$25,365 million in 2002, due to that beginning January 2003, revenues from terminal equipment sales to small and medium-sized enterprises are included in fixed telephony revenues as consequence of the new business structure. Revenues from equipment sales to small and medium-sized enterprises in the year 2002 were Ch$6,491 million, excluding those revenues in 2002, these revenues decreased 4.7% in 2003 compared to 2002. Dedicated links and others decreased 40.2% to Ch$18,942 million (US$34 million) from Ch$31,673 million in 2002 which was partially offset by (i) a 45.0% increase in data services revenues to Ch$27,363 million (US$49.1 million) from Ch$18,874 million in 2002, mainly as a result of increased demand for data connectivity services, which led to an increase of 4.1% in the number of ATM links during 2003, and an increase of 85.3% in the number of IP network connections; and (ii) a 23.1% increase in complementary services to corporate customers to Ch$16,408 million (US$29.4 million) from Ch$13,333 million in 2002, mainly due to increased sales of digital lines for business clients and value-added services.

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

Revenues from Other Businesses

Revenues from other businesses, which accounted for 0.7% of the Company's revenues in 2003, decreased by 91.8% to Ch$5,899 million (US$10.6 million) as compared to Ch$71,807 million in 2002. Revenues from other businesses include revenues from other subsidiaries including Sonda, Tecnonáutica, t-gestiona and Istel, among others. The decrease in revenues is mainly due to (i) revenues from Information Systems Services (Sonda) that in 2002 recorded Ch$64,945 million were no longer consolidated since the sale of 25% of the Company's ownership interest in September 2002. In August 2003 the remaining 35% interest in Sonda was sold; and (ii) lower revenues from the health insurance company for CTC's employees "Istel," which was sold in September 2003. See "Item 4. Information on the Company—Investments and Divestures."

Operating Costs and Administrative and Selling Expenses

Operating costs and administrative and selling expenses.    Operating costs and administrative and selling expenses decreased by 5.5% to Ch$714,868 million (US$1,282.5 million) in 2003, as compared to Ch$756,369 million in 2002, mainly due to a 13.2% decrease in operating costs and expenses, partly compensated by a 30.2% increase in administrative and selling expenses, as explained below.

Operating costs and expenses.    Operating costs and expenses decreased 13.2% to Ch$539,128 million (US$967.2 million) in 2003 as compared to Ch$621,358 million in 2002, mainly explained by (i)

operating salaries and related costs, which represented 8.1% of total operating costs and administrative and selling expenses during 2003, decreased by 29.3% to Ch$58,260 million (US$104.5 million) from Ch$82,371 million in 2002. The decrease was mainly the result of cost savings related to personnel reductions which occurred in October 2002 (a reduction of approximately 1,070 persons), and because the operating salary expense attributable to Sonda's employees ceased to be consolidated in the Company's results as of September 2002. Since September 2002 the Company's remaining 35% ownership interest in Sonda was accounted for using the equity method until August 2003, when the Company sold its remaining 35% ownership interest in Sonda, (ii) depreciation and amortization from operations, which accounted for 38.7% of total operating costs and administrative and selling expenses, were Ch$270,279 million (US$484.9 million) in 2003 from Ch$270,237 million in 2002. The increase in depreciable assets due to the completion of projects in the Mobile Communications business segment and the Corporate Customers Communications and Data businesses generated an increase in depreciation expenses which was partially offset by lower depreciation expenses due to that Sonda was no longer consolidated beginning September 2002. From September 2002 the Company's remaining 35% ownership interest in Sonda was accounted using the equity method until August 2003, when the Company sold it, (iii) other operating costs, which represented 29.4% of total operating costs and administrative and selling expenses in 2003, decreased by 12.9% to Ch$210,589 million (US$377.8 million) from Ch$241,832 million in 2002, due to a decrease in cost of sales of information development due to that Sonda's operating costs were no longer consolidated beginning September 2002, a 1.5% decrease in the costs of telecommunications equipment sold to Ch$54,921 million (US$98.5 million) from Ch$55,751 million in 2002, which was mainly the result of lower costs of sales of mobile equipment, a 18.1% decrease in the costs of third-party contracts to Ch$38,007 million (US$68.2 million) from Ch$46,402 million in 2002 due mainly to the Company's reduction initiatives, and that Sonda's operating results were not consolidated beginning September 2002, and a decrease in other costs associated with, among other things, rental of cars and offices, materials. These decreases were in part offset by a 5.9% increase in the costs of long-distance service and interconnections to Ch$76,305 million (US$136.9 million), from Ch$72,060 million in 2002, on higher interconnection costs paid by Telefónica Móvil de Chile S.A. to other mobile companies resulting from increased mobile traffic, as well as by a 7.7% increase in provision for doubtful accounts, mainly in the local telephony business, which reached Ch$28,999 million (US$52 million) in 2003 from Ch$26,918 million in 2002. During 2003, the Company implemented stricter policies to control delinquency such as disconnections of lines with more than 120 days past due and stricter policies for the entrance of new customers, in order to reduce doubtful accounts in the future. Provisions for doubtful accounts as a percentage of revenues was 3.8% as of December 31, 2003, compared to 3.3% in the previous year.

Administrative and selling expenses.    Administrative and selling expenses, which accounted for 24.6% of total operating costs and expenses in 2003, increased by 30.2% to Ch$175,740 million (US$315.3 million) from Ch$135,012 million in 2002. This increase was due to higher costs and sales commissions related to the mobile business, ADSL and corporate communications, as well as higher costs related to outsourcing services and bank fees. These costs were partly offset by salaries savings due to personnel reductions in the administrative and sales areas in October 2002 and as a result of Sonda's operating results no longer being consolidated as of September 2002.

Operating Income

Operating income decreased by 12.5% to Ch$118,242 million (US$212.1 million) during 2003 from Ch$135,098 million in 2002, due to a 6.5% decrease in operating revenues and a 5.5% decrease in operating expenses, as explained above.

Other Income (Expenses) or Non-Operating Results

Interest income.    Interest income decreased by 58.0% to Ch$7,254 million (US$13 million) in 2003 from Ch$17,279 million in 2002, mainly due to lower domestic and international interest rates and a decrease in the cash and cash equivalents, time deposits and marketable securities of the Company, as the Company redirected cash to the reduction of debt.

Interest expense.    Interest expense decreased by 25.6% to Ch$62,776 million (US$112.6 million) in 2003 from Ch$84,344 million in 2002, mainly attributable to a 19.1% decrease in the Company's average interest-bearing debt, as well as lower interest rates resulting from the renegotiation of spreads on outstanding loans and a decrease in local and international interest rates and the appreciation of Chilean peso against the U.S. dollar. Beginning January 2003, the Company ceased capitalizing interest.

Price level restatement and exchange differences, net.    Price level restatement and exchange differences, net recorded a gain in the amount of Ch$651 million in 2003, as compared to a loss of Ch$9,268 million in 2002.

Price level restatement registered a gain of Ch$385 million (US$ 0.7 million) in 2003 as compared to a loss of Ch$6,382 million (US$ 11.4 million) in 2002. The price level restatement reflects the net impact on the Company's accounts of purchasing power gain and loss on indexing. The Company will recognize a purchasing power gain or a loss on indexing on its statement of operations, whenever the Company's average monetary liabilities for a given period during which inflation occurs (determined monthly) exceed or fall below its average monetary assets. As a result of the debt reduction incurred in 2003, which was UF denominated or hedged to UF, the Company's average UF liabilities fell below its average UF assets, resulting in a purchasing power gain for the period. The principal inflation index-linked unit used in Chile is the UF, a rate that is set monthly for each day of the coming month to reflect the prior month's change in the Chilean CPI. As of December 31, 2003, one UF was equal to Ch$16,921.64 (US$28.5).

Exchange rate differences registered a gain of Ch$264 million (US$ 0.5 million) from exchange rate differences in 2003, as compared to a loss of Ch$2,886 million (US$5.2 million) from exchange rate differences in 2002. The gain registered in 2003 partially reflect the effect of forward hedging contracts roll-over during the period and the loss in 2002 mainly reflects the effects of a devaluation of Sonda's investments in Argentina and Brazil. To the extent that, during any given period, the Company has net liabilities denominated in a foreign currency (such as the U.S. dollar or euros) and the Chilean peso may devaluate or appreciate in nominal terms against that currency, the Company may recognize for that period a foreign exchange loss or gain, in each case. Nevertheless the conservative hedging policy of the Company for foreign currency denominated interest-bearing debt allows the Company to minimize the exchange rate variation risk in results. During 2003, the inflation-adjusted Chilean peso against the U.S. dollar appreciation was 17.4%, against a depreciation of 9.7% during 2002.

Other non-operating results.    Other non-operating results recorded a loss of Ch$23,105 million (US$41.5 million) in 2003, compared to a loss of Ch$48,621 million in 2002, a decrease of 52.5%. This item was particularly impacted by a non-operating gain of Ch$8,152 million in 2002 and a gain of Ch$3,647 million (US$6.5 million) in 2003, from the sale of 25% in 2002 and 35% in July 2003 of Sonda, respectively. The gains from Sonda represent the differences between the amounts received and the book values of the investment. The gains were partially offset by the extraordinary amortization of goodwill of approximately Ch$9,194 million from the sale of 25% ownership in Sonda and Ch$10,053 million for the sale of the remaining 35% ownership in Sonda. In addition, in 2002 the Company recognized an extraordinary charge of Ch$15,760 million from severance payments related to the personnel reductions implemented in October 2002, as well as a charge of Ch$7,833 million related to lower market value of the investment in Terra Networks shares, among other factors. In 2003, extraordinary charges are mainly related to the write-off of out of service assets for the amount of Ch$8,367 million, among other factors.

Income Taxes.    The Company recorded an income tax charge in the amount of Ch$29,735 million in 2003 translating into an effective consolidated tax rate for the Company of 73.8% and 44.6% excluding deferred taxes from previous periods or complementary accounts, as compared to an income tax charge of Ch$27,659 million in 2002 translating into an effective consolidated tax rate for the Company of 272.6% and 117.4% excluding deferred taxes from previous periods or complementary accounts. The effective consolidated tax rate for the Company and its subsidiaries in 2003 and 2002 were higher than the Chilean statutory rate of 16.5% and 16%, respectively due to the fact that Chilean companies and their subsidiaries calculate and pay taxes separately rather than on a consolidated basis. The effective tax rate is also higher due to differences in the tax basis of the equity price level restatement, dividends from subsidiaries and the price level restatement of investments.

Income taxes include current income tax expenses, taxes paid during the period, as well as deferred taxes from the period and from previous periods (complementary accounts), as shown in Note 7(c) to the Audited Consolidated Financial Statements. The Company's income tax charge of Ch$29,734 million in 2003 was composed of a Ch$22,967 million (US$41.2 million) current income tax expense, and a Ch$6,767 million (US$12.1 million) charge for deferred taxes, of which Ch$8,822 million (US$15.8 million) was incurred during the period and a Ch$11,786 million charge for amortization of deferred taxes was incurred during previous periods (complementary accounts), which were partially offset by tax benefits from tax loss carry-forwards of Ch$13,841 million. The income tax charge in 2003 represented a 7.5% increase over the Ch$27,659 million tax charge recorded in 2002, mainly due to the end of the availability of tax loss carry forwards from previous years.

Net Income (Loss)

As a result of the above, Telefónica CTC Chile's net results amounted to a gain of Ch$10,387 million (US$18.6 million) in 2003, as compared to a loss of Ch$18,304 million recorded in 2002. For 2003, the contribution to the consolidated net income by business segment was as follows: a loss of Ch$544 million in fixed telephony, net income of Ch$18,060 million in long-distance, net loss of Ch$5,448 million in mobile communications, net income of Ch$5,856 million in corporate customers communications and data, and a net loss of Ch$7,537 million in other businesses.

B.    Liquidity and Capital Resources

Sources of Liquidity

The Company's main historical sources of liquidity have been its cash flows from operations, proceeds from borrowings and the issuance of equity. Although in the past Telefónica CTC Chile has relied substantially on public debt issues and bank loans to meet its financing requirements, since 2001 its main sources of liquidity have been cash flow generated from operations and free cash resulting from savings associated with the refinancing of certain loans. The current working capital level is sufficient to meet present requirements, if any additional working capital is needed in the future, the Company will evaluate additional financing.

During 2004, Telefónica CTC Chile continued to pursue its strategy of improving its financial structure by focusing capital expenditures on Company businesses with the highest expected returns and promoting debt reduction. During 2004, the substantial increase in net cash provided by investment activities primarily explains the net increase in cash and cash equivalents amounting Ch$122,978 million (US$ 220.6 million) in 2004 as compared to an increase of Ch$12,389 million (US$22.2 million) recorded in 2003.

Despite a higher net income of Ch$311,629 million (US$559.1 million) in 2004 as compared to Ch$10,387 million in 2003, net cash from operating activities totaled Ch$221,919 million (US$398.1 million) in 2004, compared to Ch$291,433 million in 2003, as a result of: (i) a gain on sale of investments of Ch$471,351 million (US$845.6 million) in 2004 that is primarily explained by the gain of Ch$303,540 million (historical value), resulting from the sale of the Company's subsidiary, Telefónica Móvil de Chile S.A., compared to the gain of Ch$3,680 million in 2003 and which is mainly explained by the sale of the remaining 35% stake in Sonda in 2003; and (ii) an increase in operating assets of Ch$4,262 million (US$7.6 million) in 2004 which is lower than the increase of Ch$28,889 million in 2003, mainly due to a lower increase in trade accounts receivables as a result of the deconsolidation of the mobile business as of July 2004. These were partly offset by higher debits to income that do not represent cash flows of Ch$413,813 million (US$742.4 million) in 2004 as compared to Ch$337,786 million in 2003, mainly due to higher goodwill amortization resulting from the accelerated goodwill of the mobile subsidiary charged at the time of its sale in July 2004. The divestiture of Telefónica Móvil de Chile S.A. should not have a material negative effect on the Company's consolidated cash flow from operations since this business contributed Ch$58,392 million to the consolidated cash flow in 2003, but the relevant capital expenditure levels required by this business will also no longer be required.

Net cash used in financing activities reached Ch$852,006 million (US$1,528.5 million) in 2004 as compared with Ch$176,078 million (US$315.9 million) in 2003. Cash in 2004 was mainly used for dividend payments, debt amortization, and prepayments. See "—Capital Expenditures and Other Liquidity Requirements—Debt Prepayment and Repayment."

Net cash provided by investment activities reached Ch$759,412 million (US$1,362.4 million) in 2004 as compared with net cash used in investment activities of Ch$102,448 million (US$183.8 million) in 2003. This increase is explained by the increased funds collected from the sale of permanent investments mainly associated with the sale of the mobile subsidiary in July 2004, which also resulted in (i) a cash increase of collection of documented loans to related companies as the sold subsidiary, Telefónica Móvil de Chile S.A., paid off all amounts owed to the parent company at the time of its sale and (ii) a reduction in acquisition of property, plant and equipment as the Company divested its mobile business and therefore as of July 2004, no longer invests resources in this segment.

The Company's shareholders' equity as of December 31, 2003 and 2004 was Ch$1,322,493 million (US$2,372.6 million) and Ch$984,871 million (US$1,766.9 million), respectively. The decrease in shareholders' equity as of December 31, 2004 was primarily attributable to the payment, during 2004, of dividends charged against retained earnings and net income, totaling Ch$641,741 million (US$1,006 million) (historical value). In July 2004, Telefónica CTC Chile sold its mobile communications business to Telefónica Móviles S.A (TEM) for US$1,058 million, equivalent to Ch$736,325 million, and TEM assumed Ch$168,000 million (US$263 million) (historic) of the existing debt of Telefónica Móvil de Chile S.A. with Telefónica CTC Chile. The Company received a cash payment of US$1,321 million (historical value for the sale on July 28, 2004, and subsequently as part of the sale approval by shareholders, on August 31, 2004, paid out a dividend totaling US$800 million (historical value). See "Item 5. Operating and Financial Review and Prospects—Recent Developments and Trends."

Outstanding Indebtedness

Following its privatization in 1988, the Company pursued an aggressive development plan to expand its then existing fixed line network and develop other telecommunications services, such as long-distance service, mobile telephony and data transmission services. To fund the capital expenditures associated with this expansion, the Company has raised capital by issuing debt through domestic and international offerings, including the issuance of Yankee and Euro Bonds, and has borrowed funds from commercial banks in the form of syndicated and bilateral loans. The Company has also accessed the local Chilean capital markets through the issuance of medium and long-term bonds, primarily sold to pension funds, insurance companies and other institutional investors, commercial paper, and through borrowing from commercial banks.

On May 12, 2004, the Company issued commercial paper for Ch$35,000 million (equivalent to US$62.8 million as of December 31, 2004), which was drawn against the line registered with the Superintendencia de Valores y Seguros in January 2003. Commercial paper is a public debt instrument in the local market, which can be issued as a credit line or as a fixed amount with maturities of up to 36 months in different currencies and rates, allowing financing flexibility. The Company's issuance was made up of two series of Ch$17,500 million each with maturity in 328 days and in 358 days. The average monthly nominal rate of the issuance was 0.227%.

In May 2004, an additional Ch$35,000 million (equivalent to US$62.8 million as of December 31, 2004) Commercial Paper line was also registered with the Superintendencia de Valores y Seguros. The line and the instruments under it were given the highest short-term risk rating by Fitch Chile and Humphreys (Moody's), that is, F1+ and N1+, respectively.

In January 2005, the Company issued Ch$12,000 million, which was drawn against the line registered with the Chilean Securities and Exchange Commission in May 2004. The term of the issuance is 268 days with an average monthly nominal rate of 0.31%.

The following table sets forth the Company's outstanding debt as of December 31, 2004:

	As of December 31, 2004
	Total Debt Outstanding	Short Term Portion	Long Term Portion	Type of Debt	Date Incurred	Original Principal Amounts Borrowed(1) (2)	Interest Rate	Maturity
	(in millions of constant Chilean Pesos as of December 31, 2004, except as indicated)
Short Term Obligations:
Short Term Obligations with Banks:
Banco Estado	9,418	9,418	—	Local bank borrowing	1993	$9,418 mm	3.00%	2005
Banco Santander	10,061	10,061	—	Local bank borrowing	1998	$10,061 mm	2.88%	2005
Total Short Term Debt with Banks	19,479	19,479	—
Commercial Paper:
Series C	17,393	17,393	—	Ch$ non– adjustable	2004	Ch$17,500,000	2.71%	2005
Series D	17,353	17,353	—	Ch$ non– adjustable	2004	Ch$17,500,000	2.74%	2005
Total Commercial Paper	34,746	34,746
Total Short Term Debt	54,225	54,225
Long Term Obligations including current maturities:
Long Term Obligations with Banks:
Banco BBVA	14,083	14,083	—	Bilateral loan	2004	US$25 mm	Libor + 0.50	2005
ABN, Barclays and Others	84,189	579	83,610	Syndicated loan	2002	US$150 mm	Libor + 1.00	2007
ABN, Boston and Others	84,167	557	83,610	Syndicated loan	2003	US$150 mm	Libor + 1.125	2008
CALYON, New York and Others	111,570	90	111,480	Syndicated loan	2004	US$200 mm	Libor + 0.4	2009
Banco Santander	61,769	207	61,562	Bilateral loan	2004	UF 3,555,000	TAB + 095	2008
Total Long Term Obligations with Banks	355,778	15,516	340,262
Bond and Debentures:
Series F	14,403	1,415	12,988	Local bond	1991	UF 1,500,000	6.00%	2016
Series K	70,877	70,877	—	Local bond 1st tranche	1998	UF 4,000,000	6.75%	2020
Yankee Bonds	28,354	705	27,649	Yankee Bond 2nd tranche	1996	US$200 mm	7.63%	2006
Yankee Bonds	90,602	3,402	87,200	Yankee Bond	1998	US$200 mm	8.38%	2006
Total Bond and Debentures	204,236	76,399	127,837

Capital Lease Obligations:
Leasing Obligations	264	32	232	Leasing	—	—	7.91%	—

Total Long Term Debt (including current maturities)	560,278

Total Debt Outstanding	614,503

(1)	In original currency of debt as incurred.

(2)	U.S. dollar and euro amounts expressed in millions.

Some of the Company's indebtedness is governed by instruments and agreements that contain restrictive covenants with which the Company is obligated to comply. Under terms of the Company's syndicated loans agreements and commercial paper issuances, the Company must maintain a leverage ratio (as defined in each respective agreement) equal to or lower than 1.6 and a financial expenses coverage ratio (as defined in each respective loan agreement) equal to or higher than 3.0. Additionally, under the terms for the syndicated loans, the Company must maintain a ratio of cash flow over financial liabilities equal to or higher than 0.166 and for the US$150 million syndicated loan maturing in 2008, as amended in 2003, total subsidiary financial debt must be less than the greater of (i) US$300 million and (ii) 20% of consolidated financial debt. Beginning January 1, 2004, the covenants for the local bonds require that the Company must maintain a leverage ratio (as defined in the local bond agreement) less than or equal to 1.5 and a financial expenses coverage ratio (as defined in the local bond agreement greater than or equal to 4.0. As of December 31, 2004, the Company was in compliance with all financial covenants set forth under the agreements governing its debt obligations and with all other covenants in these agreements, except for those covenants with respect to which waivers, have been obtained as described in the remainder of this paragraph. In June 2004, and as part of the sale transaction of Telefónica Móvil de Chile S.A., Telefónica CTC Chile obtained waivers from the lenders under syndicated and bilateral loan agreements totaling US$647 million, of a covenant in such loan agreements prohibiting the sale of more than 5% of consolidated assets. Additionally, in July 2004, bondholders of our local Series F bonds, which have an aggregate principal amount of approximately US$23 million, approved a modification of the terms of the bonds to allow the sale of Telefónica Móvil de Chile S.A.

At December 31, 2004, the Company had a leverage ratio of 0.92 and a financial expenses coverage ratio of 17.58, which was significantly affected by the cash generated from the sale of the mobile subsidiary.

In addition, the Investment and Financing Policy for 2004 approved by Telefónica CTC Chile's shareholders at the General Annual Shareholders' Meeting held in April 2004, specifies that the maximum consolidated debt to equity ratio may not exceed 1.6. As part of the sale transaction of Telefónica Móvil de Chile S.A., shareholders at the Extraordinary Shareholders' Meeting held in July 2004, approved the modification to eliminate Telefónica Móvil de Chile S.A. from the Company's Investment and Financing Policy, where Telefónica Móvil de Chile S.A. was defined as an essential asset of the Company. See "Item 5. Operating and Financial Review and Prospects—Recent Developments and Trends." For a discussion of the Investment and Financing Policy for 2005 see "Item 10. Additional Information—Approval of Financial Statements and Investment and Financing Policy."

After the announcement of Tariff Decree No. 169 in May 2004 and the sale of Telefónica Móvil de Chile S.A. and considering the Company's efforts to improve its financial position, credit-rating agencies in the Chilean and international markets reaffirmed Telefónica CTC Chile's ratings. At December 31, 2004, the rating agency Standard & Poor's had maintained its rating at BBB with a stable outlook; the Company's comparable rating from Moody's remained at Baa2 with a stable outlook and Fitch Ratings reaffirmed Telefónica CTC Chile's rating at BBB+ with a stable outlook.

Capital Expenditures and Other Liquidity Requirements

Debt Prepayment and Repayment

In 2004, the Company's principal use of liquidity other than in connection with ongoing operations was to pay dividends, and to continue to strengthen its financial structure and limit financial expenses by reducing the existing financial debt through prepayments and repayments of indebtedness. As a result, the Company has recently dedicated a substantial portion of free cash to the reduction of interest-bearing debt through the prepayment of bank loans, the amortization of maturing debt, the repurchase of bonds in the international markets and the renegotiation of loans, obtaining reduced interest rates and extended maturities.

During 2004, the Company's sources of financing were operating resources, the sale of companies, the refinancing of loans and the issuance of commercial paper. In July 2004, the Company sold its mobile subsidiary to TEM. At the time of the sale, the only outstanding debt of Telefónica Móvil de

Chile S.A. was with Telefónica CTC Chile, totaling Ch$168,000 million (historic) (US$263 million). The outstanding debt was paid on the date of the transaction. These sources allowed investments of Ch$88,201 million (US$158.2 million), debt repayments equivalent to US$169 million, prepayments equivalent to US$238 million, and the payment of dividends equivalent to US$1,006 million. Debt prepayments consisted of the equivalent to US$6 million for the repurchase of Eurobonds, US$50 million for the prepayment of bilateral loans, and US$182 million for the repurchase of Yankee bonds through a tender offer.

Debt Renegotiation

In January 2004, the financial terms were renegotiated on a bilateral loan for US$25 million with a one-year term. The interest rate remained the same at LIBOR plus 50 bps. In April 2004, a local loan for the equivalent of US$100 million was renegotiated, extending the term from April 2004 to April 2008, and certain financial covenants were eliminated. The agreed-upon interest rate was equivalent to the prevailing local floating rate, TAB, for 360 days plus 0.95%. In December 2004, an international syndicated loan for US$200 million was renegotiated. The refinancing involved ten banks and extended the maturity term to five years, from February and August 2005, to December 2009, as well as reduced the interest rate level from LIBOR + 1.125% to LIBOR + 0.40%, subject to changes in the risk rating of the Company's long-term foreign currency debt. Additionally, during 2004, the Company renewed several short-term credits in the local market for a total amount of US$29.8 million.

As a result, as of December 31, 2004, the Company's total interest-bearing debt of Ch$614,503 million (US$1,102.4 million), had decreased by 30.1% from the prior year end, with a decrease of 13.9% in gross financial expenses with respect to the previous year, resulting in a ratio of total liabilities to equity of 0.92 and an interest coverage ratio of 17.58. These ratios were significantly affected by the cash received for the sale of Telefónica Móvil de Chile S.A. in July 2004.

Capital Expenditures

Capital expenditures have been designated primarily for those business areas presenting the greatest potential. Capital expenditures amounted to Ch$151,411 million (US$271.6 million) in 2002, Ch$146,580 million (US$263.0 million) in 2003, and Ch$84,267 million (US$151.2 million) in 2004, of which 21.2% was invested in the mobile business for the deployment of the GSM network prior to the sale of the mobile subsidiary in July 2004. 23.3% of capital expenditures were invested in broadband, 17.3% in data transmission, 14.9% in local telephony and the remaining 23.3% was invested in Company systems, long-distance and others. Excluding capital expenditures of the mobile business, consolidated capital expenditures totaled US$119.2 million in 2004.

Foreign Exchange and Interest Rate Risk Management

The Company is exposed to financial risks related to fluctuations in exchange and/or interest rates since a significant portion of its indebtedness comes from abroad and is therefore foreign currency-denominated and/or subject to floating interest rates. See "Item 3. Key Information—Risk Factors." Currency devaluations and foreign exchange fluctuations may adversely affect Telefónica CTC Chile.

Of the Company's total long-term debt (including current maturities) of Ch$560,278 million (US$1,005.2 million) as of December 31, 2004, 26.3% was denominated in Chilean pesos and 73.7% was denominated in foreign currencies, mainly dollar denominated. Of the Company's total long-term debt (including current maturities) of Ch$859,880 million (US$1,542.7 million) as of December 31, 2003, 17.8% was denominated in Chilean pesos and 82.2% was denominated in foreign currencies, 85.4% of which was U.S. dollar-denominated and 14.6% was euro-denominated. Of the Company's long-term interest-bearing debt as of December 31, 2004, 71.7% was fixed-rate debt, and 28.3% was floating-rate debt. Virtually all of the Company's Chilean peso-denominated debt is indexed to inflation. Of the Company's long-term interest-bearing debt denominated in foreign currencies as of December 31, 2003, 52.2% was fixed-rate debt and 47.8% was floating-rate debt.

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

In 2004, the value of the U.S. dollar was highly volatile and at year end the peso had appreciated against the U.S. dollar in real terms of 6.1% as compared to year-end 2003. Consequently, amid uncertainty regarding exchange rates, the Company has continued to pursue a conservative foreign-currency debt hedging policy, hedging 100% of its interest-bearing debt in order to neutralize the impact of exchange-rate fluctuations. Furthermore, hedging against interest rate fluctuations reached 92% of total interest-bearing debt as of December 31, 2004. As a result, the Company has entered into currency swaps and foreign currency futures contracts with respect to a portion of its borrowings to hedge against foreign currency fluctuations and in forward rate agreements and cross currency swaps in order to hedge against interest rate (LIBOR) fluctuations of certain obligations subject to floating interest rates. See "Item 11. Quantitative and Qualitative Disclosures about Market Risk."

Impact of Inflation

The Company is required under Ch GAAP to restate its non-monetary assets, UF and foreign currency denominated monetary assets and liabilities, shareholders' equity, and income and expense accounts to reflect the effect of variations in the purchasing power of the Chilean peso. However, Chilean peso-denominated monetary assets and liabilities are typically not restated. See Note 23 of the Audited Consolidated Financial Statements.

Non-monetary assets, UF-denominated monetary assets and liabilities, shareholders' equity, and income and expense accounts are generally restated using the Chilean CPI, based on the "prior month rule," in which inflation adjustments are based on the Chilean CPI at the end of the month preceding the period end. Inflation, as measured by the Chilean CPI, was 3.0%, 1.1% and 2.5% for the twelve-month periods ended November 30, 2002, 2003 and 2004, respectively. Monetary assets and liabilities in foreign currencies are restated at period-end exchange rates. In the Company's case, the amount of monetary correction for any period will depend primarily on the amount of foreign currency-denominated monetary assets and liabilities and the effect of adjustments for inflation on monetary assets and liabilities.

The following table sets forth the accounting treatment of the effect of inflation on Telefónica CTC Chile's statement of operations for the periods indicated:

	Year ended December 31,
	2002	2003	2004	2004
	(in millions of constant Ch$ as of December 31, 2004)			(US$ millions)
Price Level Restatement	(6,383)	386	(4,167)	(7.5)
Purchasing power gain	24,680	10,863	9,483	17.0
Loss on indexation	(31,063)	(10,477)	(13,650)	(24.5)
Exchange Differences (gain (loss) on foreign currency transactions)	(2,886)	264	13,149	23.6
Price level restatement and exchange differences, net	(9,269)	651	8,982	(16.1)

Recent Accounting Pronouncements Under U.S. GAAP

Statements of Financial Accounting Standards No.123: Share-Based Payment.    In December 2004, the FASB issued SFAS No. 123 (revised 2004), Shared Based Payments (SFAS 123R). This statement eliminates the option to apply the intrinsic value measurement provisions of Accounting Principles

Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees" to stock compensation awards issued to employees. Rather, SFAS 123R requires companies to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. That cost will be recognized over the period during which an employee is required to provide services in exchange for the award the requisite service period (usually the vesting period). SFAS 123R applies to all awards granted after the required effective date, as of the beginning of the first interim or annual reporting period that begins after June 15,2005, and the awards modified, repurchased, or cancelled after that date. SFAS 123 R will be effective for our fiscal year 2006.

Statements of Financial Accounting Standards No. 151: Inventory Costs—An Amendment of ARB No. 43, Chapter 4.    On November 24, 2004, the FASB issued SFAS No. 151, "Inventory Cost, a revision of ARB No. 43, Chapter 4." The amendments to SFAS No. 151 aim to improve financial information, stating that the expenses of inactive facilities, transportation costs, manipulation costs and scrap material costs should be recorded in the statement of operation as expenses of the period. The application of fixed cost to inventories should be based on the normal capacity of the production facilities.

SFAS No. 151 will be applicable to valuation of inventories by the end of the first reporting period ending after June 15, 2005. The Company does not anticipate that the adoption of SFAS No. 151 will have a material impact on its financial position, cash flows or results of operations.

Statements of Financial Accounting Standards No. 153: Exchanges of Non-monetary Assets—An Amendment of APB Opinion No. 29, Accounting for non-monetary transactions (FAS 153).    On December 16, 2004, the FASB issued SFAS N0.153, "Exchanges of Non-monetary Assets—an amendment of APB Opinion No. 29" to eliminate the exception for non-monetary exchanges of similar productive assets and replaces it with a general exception for exchanges of non-monetary assets that do not have commercial substance. Under FAS 153, if a non-monetary exchange of similar productive assets meets a commercial substance criterion and fair value is determinable, the transaction must be accounted for a fair value resulting in recognition of any gain or loss. FAS 153 is anticipate that the implementation of this standard will have a material impact on its financial position, results of operations or cash flows.

FASB No. 154: Accounting Changes and Error Correction.    The Financial Accounting Standards Board (FASB) has issued Statement No. 154, Accounting Changes and Error Corrections, a replacement of APB Opinion No. 20 and FASB Statement No. 3. The Statement applies to all voluntary changes in accounting principle, and changes the requirements for accounting for and reporting of a change in accounting principle.

Statement No. 154 requires retrospective applications to prior periods' financial statements of a voluntary change in accounting principle unless it is impracticable. Opinion 20 previously required that most voluntary change in accounting principle be recognized by including in net income of the period of the change the cumulative effect of changing to the new accounting principle.

Statement No. 154 improves financial reporting because its requirements enhance the consistency of financial information between periods. The Company is analyzing the effect which this pronouncement will have on its financial condition, statement of operations, and cash flows. This statement will be effective for the Company on January 1, 2006.

SAB No. 107: Shared Based Payment.    On March 29, 2005, the SEC released a Staff Accounting Bulletin (SAB) relating to the FASB accounting standard for stock options and other share-based payments. The interpretations in SAB No. 107, "Share-Based Payment," (SAB 107) express views of the SEC Staff regarding the application of SFAS No. 123 (revised 2004), "Share-Based Payment" (Statement 123R). Among other things, SAB 107 provides interpretive guidance related to the interaction between Statement 123R and certain SEC rules and regulations, as well as provides the Staff's views regarding the valuation of share-based payment arrangements for public companies. The Company does not anticipate that adoption of SAB 107 will have any effect on its financial position, results of operations or cash flows.

FASB Interpretation ("FIN") No. 47.    In March 2005, the Financial Accounting Standards Board (FASB) issued Interpretation 47. This Interpretation clarifies that the term "conditional asset retirement obligation" as used in FASB Statement No. 143, Accounting for Assets Retirement Obligations, refers to a legal obligation to perform an asset retirement activity, in which the timing and (or) method of settlement are conditional on a future event that may or may not be within the control of the entity. The obligation to perform the asset retirement activity is unconditional even though uncertainty exists about the timing and (or) method of settlement. Uncertainty about the timing and (or) method of settlement of a conditional asset retirement obligation should be factored into the measurement of the liability when sufficient information exists to make a reasonable estimate of the fair value of the obligation. The Interpretation provides that an entity would have sufficient information to make a reasonable estimate of the fair value of the obligation under the obligation under the following circumstances:

•	It is clearly evident that the acquisition price of the assets embodies the fair value of the obligation;

•	An active market exits to transfer the obligations; or

•	The Company has sufficient information to apply an expected present value technique.

The Interpretation also provides indicators that would preclude an entity from recognizing a liability for such obligations because the timing and (or) method of settlement are uncertain. These are:

•	When the settlement date and the method of settling the obligation have not been specified by others (e.g., contract, law or regulation); or

•	When the Company does not have sufficient information to reasonably estimate:

•	The settlement date or range of potential settlement dates,

•	The method of settlement or potential methods of settlement, and

•	The probabilities associated with potential settlement dates and methods of settlement.

Interpretation 47 is effective for fiscal years ending after December 15, 2005. Retrospective application of interim financial is permitted, but is not required. Early adoption of this Interpretation is encouraged.

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

The Company holds no material patents and does not grant to others material licenses on its intellectual property. In connection with its provision of telecommunications services, the Company plans infrastructure development based upon present and projected future demand for such services. The Company mainly acquires the necessary technology, including equipment, from third parties.

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

F.    Tabular Disclosure of Contractual Obligations

The following table summarizes the Company's contractual cash obligations and commercial commitments as of December 31, 2004 and the liquidity requirements for such obligations in the future periods specified.

	Payments due by period (in millions of constant Ch$ as of December 31, 2004)
Contractual Obligation:	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-term debt, including current maturities(1)	560,014	91,915	251,098	208,960	8,040
Capital (Finance) Lease Obligations(1)	264	32	33	34	164
Operating Lease Obligations	—	—	—	—	—
Purchase Obligations	66,935	66,935	—	—	—
Other Long-Term Liabilities Reflected on the Company's Balance Sheet under the GAAP of the primary financial statements(2)	282,139	162,157	13,942	8,012	98,027
Other accounts payable and due to related company(1)	27,319	27,319	—	—	—
Total contractual obligations	936,671	348,359	265,074	217,007	106,231

(1)	Includes accrued interest as of December 31, 2004.

(2)	Other long term liabilities include dividends payable, notes payable, miscellaneous accounts payable, accruals, withholdings and deferred taxes and other liabilities.

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

Telefónica CTC Chile's Board of Directors was elected for a three-year term at the General Annual Shareholders' Meeting held April 15, 2004. On July 20, 2004, Telefónica CTC Chile's Board of Directors approved various changes in its composition including the resignation of a Director and his alternate. As a result, elections were held for the entire Board at the General Annual Shareholders' Meeting in April 14, 2005.

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

The Board of Directors must meet at least once per month.

As of April 14, 2005, the Company's directors and executive officers were:

Directors (1)

Name	Position
Bruno Philippi Irarrázabal	Chairman of the Board of Directors and Director Series A Common Stock
Narcís Serra Serra	Deputy Chairman of the Board of Directors and Director Series A Common Stock
Andrés Concha Rodríguez	Director Series A Common Stock
Fernando Bustamante Huerta	Director Series A Common Stock
Patricio Rojas Ramos	Director Series A Common Stock
Hernán Cheyre Valenzuela	Director Series A Common Stock
Marco Colodro Hadjes	Director Series B Common Stock
José María Alvarez-Pallete	Alternate—Director Series A Common Stock
Juan Carlos Ros Brugueras	Alternate—Director Series A Common Stock
Luis Cid Alonso	Alternate—Director Series A Common Stock
Guillermo Ansaldo Lutz	Alternate—Director Series A Common Stock
Benjamín Holmes Bierwirth	Alternate—Director Series A Common Stock
Carlos Díaz Vergara	Alternate—Director Series A Common Stock
Alfonso Ferrari Herrero	Alternate—Director Series B Common Stock

Name	Position
Executive Officers
Claudio Muñoz Zuñiga	General Manager and Chief Executive Officer
Cristián Aninat Salas	General Counsel and Secretary of the Board of Directors
Julio Covarrubias Fernández	Corporate Manager—Chief Financial Officer and General Manager of t-gestiona
Franco Faccilongo Forno	Corporate Manager—Operations
Luis Fernando de Godoy	Corporate Manager—Small Businesses and Professionals
Nicolás Dominguez Staedke(2)	Corporate Manager—Strategy and Business Development
Jesús García Cuadrado	Corporate Manager—Internal Auditing
Ricardo Majluf Sapag	Corporate Manager—Telefónica Empresas
Mauricio Malbrán Houston	Corporate Manager—Human Resources
Diego Martínez-Caro	Corporate Manager—Management Control
Humberto Soto Velasco	Corporate Manager—Regulation
Rafael Zamora Sanhueza	Corporate Manager—Residential Communications

(1)	The Board of Directors was elected for a three years period at the General Shareholder's Meeting held on April 14, 2005.

(2)	Appointed in April 2005.

Certain of the Company's directors also serve as directors or officers of other companies, including related companies (where noted below) and other companies in the Chilean telecommunications industry. See "Item 7. Major Shareholders and Related Party Transactions."

Set forth below is a brief biographical description of the directors and executive officers of the Company. All ages of directors and executive officers are expressed as of March 31, 2005.

Directors

Bruno Philippi Irarrázabal, 61, became a Series A director and the Chairman of the Board of Directors in March 2001. Mr. Philippi is also the President of the Sociedad de Fomento Fabril ("Sofofa," the Chilean Federation of Industry) and also acts as a member of the board of Cencosud S.A. He holds a civil engineering degree from the Universidad Católica de Chile, a master's degree in science in operations research and a Ph.D. in engineering economic systems from Stanford University.

Narcís Serra Serra, 61, became a Series A director and Deputy Chairman of the Board in July 2004. He is the Chairman of Fundación CIDOB, of the National Museum of Art of Catalunya, Deputy Chairman of Catalunya's Advisory Board of Telefónica S.A., member of the Board of TELESP, Telefónica Internacional, S.A. and Caixa Catalunya. Currently, he is a professor in Economic Theory at Universidad Autónoma de Barcelona. He holds an economics degree from Universidad de Barcelona and a Ph.D. in economics from Universidad Autónoma de Barcelona.

Andrés Concha Rodríguez, 60, became a Series A director on April 26, 2001. He is a member of the board of Security Financial group and of Pilmaiquen Electrical Co. He is General Secretary of the Chilean Federation of Industry. He holds a bachelor's degree in Economics from Universidad de Chile.

Fernando Bustamante Huerta, 65, became a Series A director on April 26, 2001. He is the Chairman of the board of Metro S.A. and Deputy Chairman of the Advisory Council of Universidad de Las Americas. He is a member of the board of directors of S&B Farmacéutica S.A. and a general manager and partner of Inversiones El Olivar Ltda. He holds an accounting degree from Universidad de Chile.

Patricio Rojas Ramos, 44, became a Series A director in April 2005. He is a partner of P.Rojas & Asociados, an economic consulting company. Currently, he is the Dean of the Business School of Finis Terrae University and a professor of the Department of Economics at the Universidad Católica de Chile. He holds an economics degree from the Universidad Católica de Chile and a Ph.D., from MIT.

Hernán Cheyre Valenzuela, 49, became a Series A director on April 15, 2004. He is the Chairman of Econsult, a consulting company. He holds a commercial engineering degree from the Universidad Católica de Chile and a master's degree in economics from the University of Chicago.

Marco Colodro Hadjes, 64, became a Series B director on January 28, 2005. He holds an economics degree from the Universidad de Chile and a doctorate from the University of Paris. He has been Manager of International Commerce of Banco Central de Chile, Deputy Chairman of Banco del Estado de Chile and Chairman of Televisión Nacional de Chile.

José María Alvarez-Pallete, 41, became a director on April 22, 2003. He also has held the positions of Chairman and Chief Executive Officer of Telefónica Internacional since July 2002. Mr. Alvarez-Pallette is a member of the following boards of directors: Telefónica de España S.A., Telefónica Móviles S.A., Telefónica Móviles España S.A., Telefónica Data S.A., Telefónica Internacional S.A., Telefónica Publicidad e Información S.A., Telefónica Argentina S.A., Telefónica Perú S.A.A., Cointel S.A., Telefónica Larga Distancia de Puerto Rico S.A., Compañía de Teléfonos de Chile Transmisiones Regionales S.A., Telefónica Internacional Chile, S.A. and Telesp S.A. He holds a degree in economics from the Universidad Complutense of Madrid.

Juan Carlos Ros Brugueras, 43, became an alternate Series A director in February 2000. He is General Counsel of Telefónica Internacional, S.A and also serves as a director of Telefónica de Argentina S.A., Telesp S.A. and Telefónica Internacional S.A. He holds a law degree from the Universidad Central de Barcelona.

Luis Cid Alonso, 56, became an alternate Series B director in May 1995, a Series B director in December 1998 and a Series alternate director in February 2005. He is the Chairman of IEDE, UEA, OTIC and Cámara Oficial Española de Comercio de Chile. He holds directorship positions on the respective boards of directors of Aenor Chile, Fundación Eurochile, Iansa and Rutas del Pacífico.

Guillermo Ansaldo Lutz, 43, became an alternate Series A director in April 2005. He is also a member of the board of Telefónica Argentina, since 2004. He is an Argentine citizen and obtained a degree in industrial engineering from Universidad de Buenos Aires in 1986, and master's degree in business administration from Dartmouth College (Tuck School) in 1989.

Benjamin Holmes Bierwirth, 56, became an alternate Series A director in April 2005. He is a member of the board of Zofri S.A., Laboratorio Famacéutico Silecia, La Fuente Editores and Laboratorio City. He is also the Chairman of Sociedad de Inversiones y Asesorías Frutillar and founding partner of Portal del Arte S.A. He holds a commercial engineering degree from the Universidad de Chile.

Carlos Díaz Vergara, 42, became an alternate Series A director on April 15, 2004. He is a member of the Commission of Risk Rating Securities that can be purchased by pension funds. Currently, he holds the positions of Dean and Professor of the School of Business and Economics at the Universidad de los Andes and Professor of the Department of Economics at the Universidad Católica de Chile. He holds a commercial engineering degree from the Universidad Católica de Chile, and has a master's degree in economics from the University of California, Los Angeles.

Alfonso Ferrari Herrero, 62, became an alternate Series B director on April 26, 2001. He is a director of Telefónica S.A. (Spain), Telefónica Internacional S.A. and Telefónica de Perú S.A.A., the Chairman of the Commission of Appointments and Payments of Telefónica de S.A., and President of the Audit Committee of Telefónica de Perú S.A.A. He holds a Ph.D. in electrical engineering from the Madrid University's Politechnical School, and a master's degree in business administration from Harvard University.

Executive Officers

Claudio Muñoz Zuñiga, 41, the current Chief Executive Officer and former Vice President General Controller and Chief Accounting Officer, joined Telefónica CTC Chile in 1986. He holds a degree in civil industrial engineering and a master's degree in industrial engineering from the Universidad de Chile.

Cristián Aninat Salas, 49, the Secretary of the Board of Directors since 1997 and the current General Counsel of Telefónica CTC Chile, joined the Company in 1994. He holds a law degree from the Universidad Católica de Chile.

Julio Covarrubias Fernández, 47, the Chief Financial Officer of Telefónica CTC Chile, General Manager of t-gestiona, joined Telefónica CTC Chile in May 1995. He holds an industrial civil engineering degree from the Universidad Católica de Chile and a master's degree in business administration from Cornell University.

Franco Faccilongo Forno, 49 , Chief Technology and Operations Officer, joined Telefónica CTC Chile in 1981. His experience at the Company includes executive positions in the technical department and in customer service departments. He holds a degree in electronic civil engineering from the Universidad Técnica Federico Santa María and a master's degree in science from the Imperial College of London University.

Luis Fernando de Godoy, 41, Corporate Manager of Small and Medium Business and Professionals, joined Telefónica CTC Chile in 2004. From 2001 to 2004 he worked as Business Director in Telefónica Brasil. He holds a Marketing degree in Escola Superior de Propaganda e Marketing (ESPM), and a master's degree in business administration in Fundacão Getulio Vargas. (CEAG-FGV).

Nicolás Domínguez Staedke, 35, Corporate Manager of Strategy and Business Development, joined Telefónica CTC Chile in 2002. His experience at the Company includes head positions in the planning and development areas. Before he joined the Company, he was an executive manager at Telefónica Internacional S.A. He holds an engineering degree from RWTH Aachen University in Germany and a master's in business administration from INSEAD, Fontainebleau, in France.

Jesús García Cuadrado, 38, Corporate Manager of Internal Auditing, joined Telefónica CTC Chile in September 2004. He has held the same executive position at Telefónica de España, since 2000. He holds a degree in economics from Universidad Autónoma de Madrid and a master's in financial markets from Universidad Autónoma de Madrid.

Ricardo Majluf Sapag, 58, General Manager of Telefónica Empresas, joined Sonda in June 1979 and was its General Manager from 1991 until June 2000. He joined Telefónica CTC Chile in June 2000. He holds a degree in civil industrial engineering from the Universidad Católica de Chile.

Mauricio Malbrán Houston, 50, the Corporate Manager of Human Resources, joined the Company in August 2001. He holds an electrical civil engineering degree from the Universidad de Chile.

Diego Martínez-Caro, 35, Corporate Manager of Management Control, joined Telefónica CTC Chile in 2004. He has held the same executive position in Telefónica del Perú since 2001. He holds a degree in economics from Universidad Complutense de Madrid and a master's in business administration from Centro de Estudios IESE.

Humberto Soto Velasco, 46, the Corporate Manager of Regulation, joined Telefónica CTC Chile in July 2002. He holds an electrical civil engineering degree from the Universidad de Chile.

Rafael Zamora Sanhueza, 39, the Corporate Manager of Residential Communications, joined Telefónica CTC Chile in 1991. His experience at the Company includes head positions in the control and planning area. He holds a degree in civil industrial engineering and a master's degree in industrial engineering from the Universidad de Chile.

B.    Compensation of Directors and Officers

Each director and alternate director, except for the Chairman of the Board and the Chairman Deputy of the Board, receives compensation equal to 120 UTMs (US$6,525 as of December 31, 2004) per month for attending board meetings and for expenses, provided he has attended at least one Board meeting in the month.

The Chairman of the Board of Directors receives twice the compensation received by other directors. The Deputy Chairman of the Board of Directors receives 1.5 times the compensation received by other directors.

The compensation for board members and their alternate directors is assigned at the General Annual Shareholders' Meeting. For the year ended December 31, 2004, the compensation paid to directors and executive officers of the Company was as follows:

Name	Position	In Thousands of Ch $
Bruno Philippi Irarrázabal	Chairman of the Board of Directors and Director Series A Common Stock	87,319
Narcis Serra Serra(1)	Deputy Chairman of the Board of Directors and Director Series A Common Stock	32,219
Andrés Concha Rodriguez	Director Series A Common Stock	43,660
Fernando Bustamante Huerta	Director Series A Common Stock	43,660
Hernán Cheyre Valenzuela	Director Series A Common Stock	32,701
Felipe Montt Fuenzalida(3)	Director Series A Common Stock	40,001
Luis Cid Alonso	Director Series B Common Stock	43,660
Antonio Viana-Baptista(2)	Alternate—Director Series A Common Stock	—
Juan Claro González(3)	Alternate—Director Series A Common Stock	14,534
Juan Carlos Ros Bruguera	Alternate—Director Series A Common Stock	43,782
José María Alvarez-Pallete(1)	Alternate—Director Series A Common Stock	47,478
Carlos Díaz Vergara	Alternate—Director Series A Common Stock	32,701
Alvaro Clarke De La Cerda(3)	Alternate—Director Series A Common Stock	32,701
Alfonso Ferrari Herrero	Alternate—Director Series B Common Stock	40,133
Nicolás Majluf Sapag(4)		10,958
Guillermo Fernández Vidal(1)		22,003
Sergio Badiola Broberg(4)		10,958
Augusto Iglesias Palau(4)		10,958
Sub-Total (Directors)		589,426
Executive Officers, 121 persons		7,822,126
Total		8,411,552

(1)	On July 20, 2004, the Board approved various changes in its composition. It accepted the resignation of Director and Vice Chairman of the Board, Mr. José María Alvarez-Pallete and that of his Alternate Director Mr. Juan Claro González. Mr. Narcís Serra Serra was named Alternate Director. On the same day, Mr. Guillermo Fernández Vidal resigned from his post as Series A

Alternate Director, and Mr. Juan Claro González was named as his replacement. As a result of this, elections were held for the entire Board at the General Annual Shareholders' Meeting held on April 14, 2005.

(2)	On January 27, 2005 Mr. Antonio Viana-Baptista resigned and Mr. Marco Colodro Hadjes was appointed. Mr. Antonio Viana-Baptista's term ended on April 14, 2005, when shareholders at the General Annual Shareholders' Meeting elected the new members of the Board of Directors

(3)	Term ended on April 15, 2004, when shareholders at the General Annual Shareholders' Meeting elected the new members of the Board of Directors

(4)	Term ended on April 15, 2004, when the Board of Directors elected the new members of the Directors' Committee

As of April 2001, it was resolved at the shareholders' meetings for each of the Company's significant subsidiaries (i.e., subsidiaries in which the Company had more than a 50% stake) to eliminate directors' fees. Consequently, during 2004, no fees were paid to directors of subsidiaries. In the case of each subsidiary, the decision to eliminate directors' fees was adopted by the board of directors and approved by its shareholders.

The Company does not compensate directors by other means such us bonus or profit sharing plan, stock option plan, or pension, retirement or similar benefits.

C.    Board Practices

The Company's directors are elected for a three-year term at the General Annual Shareholders' Meeting. The current Board of Directors was elected at the General Annual Shareholders' Meeting held on April 14, 2005, and its term expires in 2008. The Company has no service contracts with its directors.

Directors' Committee

According to Law 19,705, effective as of December 20, 2000, all limited liability public companies with a market capitalization greater than UF1,500,000 (equivalent to approximately US$47 million as of December 31, 2004) must appoint a directors' committee composed of three directors, the majority of whom must be independent from the controlling shareholder.

The Company's current directors' committee (the "Directors' Committee") was created by the Company's Board on April 14, 2005. The budget for this committee and the monthly compensation of the committee members and alternate committee members for the year 2005 was approved at the General Annual Shareholders' Meeting of the Company held on April 14, 2005.

The main functions of the Directors' Committee are (i) to review the account inspectors' report and the external auditors' report, (ii) to propose to the Company's Board of Directors whom to designate as external auditors and local credit-rating agencies, (iii) to examine all applicable transactions involving directors and related parties under Articles 44 and 89 of the Chilean Corporations law and (iv) to review the salaries and bonuses of the Company's senior executives. In addition, Telefónica CTC Chile's Directors' Committee examines all transactions involving the Company's CEO and other senior executive officers. The Directors' Committee examines, proposes and makes recommendations to the Board of Directors that are not binding upon the board.

During 2004, the Directors' Committee met 12 times to review the matters entrusted to them and as is stipulated in the corresponding Committee acts. Additionally, the Committee approved the quarterly financial statements submitted to it by management.

Each member and alternate member of the Directors' Committee will receive compensation equal to UF30 (approximately US$878) per month for attending Directors' Committee meetings, provided they have attended at least one Directors' Committee meeting in such month. The annual budget of the Directors' Committee amounts to Ch$75 million (approximately US$127,768)

As of April 14, 2005, the Directors' Committee is comprised of the following persons:

Regular Member	Alternate Member
Bruno Philippi Irarrázabal	José María Alvarez-Pallete
Patricio Rojas Ramos	Benjamín Holmes Bierwirth
Hernán Cheyre Valenzuela	Carlos Diaz Vergara

For the year ended December 31, 2004, the following table lists the members of and the compensation paid to the Directors' Committee:

Directors	Position	Total Compensation (in thousands of constant Ch$ as of December 31, 2004)
Bruno Philippi Irarrázabal	Director Series A Common Stock	6,231
Hernán Cheyre Valenzuela(1)	Director Series A Common Stock	4,670
Felipe Montt Fuenzalida(3)	Director Series A Common Stock	5,710
Antonio Viana-Baptista(4)	Alternate—Director Series A Common Stock	—
Carlos Díaz Vergara(1)	Alternate—Director Series A Common Stock	4,619
Alvaro Clarke De La Cerda(1)(3)	Alternate—Director Series A Common Stock	4,670
Augusto Iglesias Palau(2)		1,560
Nicolás Majluf Sapag(2)		1,560
Sergio Badiola Broberg(2)		1,560

(1)	Position held since April 15, 2004

(2)	Term ended on April 15, 2004, when the Board of Directors elected the new members of the Directors' Committee

(3)	Term ended on April 14, 2005, when shareholders at General Annual Shareholders' meeting elected the new members of the Board of Directors

(4)	Resigned on January 27, 2005

For further information please see "Significant Difference in Corporate Governance Practices from U.S. Companies" below.

Significant Differences in Corporate Governance Practices from U.S. Companies

The following is a comparison of corporate governance practices followed by U.S. companies listed with the NYSE and our practices:

According to the NYSE, listed U.S. companies must have a majority of independent directors who must meet at regularly scheduled executive sessions without management. According to Chilean law, our directors cannot serve as executives, accountants, auditors or CEO of the Company, though they need not be otherwise "independent" as defined by the NYSE. Our directors may meet individually or collectively with those they deem necessary to inform themselves and make decisions regarding the Company. See "Item 6. Directors, Senior Management and Employees" for a list of our board members.

According to the NYSE, listed U.S. companies must adopt corporate guidelines that govern directors responsibilities, qualifications, compensation and education, management succession and an annual performance evaluation of the board. Chilean law, which we follow, dictates the composition, duration, duties and responsibilities of board members, as well as sanctions for non-compliance of these. Chilean law also requires that, at each Annual Shareholders' Meeting, board remuneration must be approved, which we did on April 14, 2005. See "Item 6. Directors, Senior Management and Employees—Compensation."

According to the NYSE, listed U.S. companies must have an internal audit function to provide management with ongoing assessments of the company's risk management process and the system of internal controls. Although there is no local law requirement to do so, the Company does have an internal audit department that conducts the assessment.

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

Chilean law states that a director is independent when, excluding the votes from the controlling shareholder and their related parties, the Director would have been elected. Accordingly, a director that is independent under Chilean law may not be independent under the NYSE's corporate governance rules or under the SEC's audit committee independence rules. The Company's Directors' Committee consists of three board members and their respective alternates, two of which are independent of the controlling shareholder, as defined by Chilean law. Chilean law has no requirement for members to be financial experts. Due to the fact that the audit committee is not required to be formed until July 31, 2005, the Company's board of directors has not yet determined whether any of the directors are financial experts.

According to the NYSE, listed U.S. companies' CEOs must certify to the NYSE each year that they are not aware of any violation by the company of NYSE corporate governance listing standards. According to Chilean law, there is no such requirement, and this provision of the NYSE does not apply to foreign private issuers, such as Telefónica CTC Chile. However, according to the NYSE, all foreign private issuers, including Telefónica CTC Chile, must report to the NYSE when they become aware of a violation of the corporate governance listing standards and must provide an annual written affirmation to the NYSE of its compliance with the applicable NYSE audit committee rules and disclosure of significant differences with NYSE corporate governance rules applicable to domestic companies.

D.    Employees

As of December 31, 2004, Telefónica CTC Chile (excluding its subsidiaries) employed 2,817 persons. Telefónica CTC Chile's subsidiaries employed 957 persons as of December 31, 2004. Of the Company's 3,774 total employees, approximately 67% (2,512) were affiliated with one of 22 labor unions existing as of December 31, 2004.

The table below sets forth the total number of employees as of December 31 of each year indicated, and the change from December 31 of the preceding year.

Year	Number of Employees	% Change
2002	4,571	−40.80%
2003	4,720	3.3%
2004	3,774	−20.0%

As of December 31, 2004, the breakdown of the Company's employees and the change from December 31, 2003 were as follows:

Company	Number of Employees	% Change
Parent Company	2,817	+7.4%
Mobile	−	n.a.
Long-Distance	149	−48.4%
Corporate Customer Communications	417	−39.1%
Others	391	+24.1%
Total	3,774	−20%

The 7.4% increase in the parent company with respect to 2003, is due to the restructuring process implemented over the course of the year and within the "Compromiso Cliente" (Customer Commitment) program. The total decrease in the number of employees is mainly explained by the sale of the mobile subsidiary with 867 employees as of June 30, 2004.

As of December 31, 2004, the breakdown of the Company's employees by function and the change from December 31, 2003 was as follows:

	Number of employees	% Change Between 2004 and 2003
Executive officers and managers	234	-19%
Direct supervision	730	-24%
Professionals	1,479	-22%
Technical and operative execution	1,331	-16%
Total	3,774	-20%

In 2003, the Company renewed its collective bargaining agreements with five unions representing 2,096 employees and introduced significant contractual changes. These changes aim to introduce greater flexibility in salaries, associating wages with both individual performance and Company results and generating mechanisms to gradually adapt salary to market conditions while increasingly basing scheduling on customer needs, and generally create a collective bargaining agreement better suited to the current needs of the Company and its customers. Only 122 employees, from a few unions whose previous contracts will expire in December 2003 elected to invoke the provisions of Article 369 of the Chilean labor code and freeze their contract conditions for another 18 months.

In 2004, a new collective bargaining agreement was finalized with Federación Zonas, an umbrella organization grouping seven unions and representing 247 employees. This agreement maintained the changes that had already been introduced for other unions. Thus, over 97% workers are currently subject to more flexible conditions allowing the Company to better adapt to customer needs, not only in scheduling but also in compensation and incentives.

As of December 31, 2004, the Company's severance indemnity provisions reached Ch$29,463 million (US$52.9 million).

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

Additionally, Chilean employees contribute 7% of their MTI (up to a maximum MTI of UF60, equivalent to approximately US$1,864 per month) to an ISAPRE (Chilean Health Insurance System) individually selected by the employee.

E.    Share Ownership

As of May 31, 2005, 21,555 shares of Series A Common Stock and 1,066 shares of Series B Common Stock were owned by the persons listed in Item 6.A as directors and officers, including those who held their positions as of December 31, 2004 and who are no longer officers or members of Telefónica CTC Chile's Board of Directors. None of these persons owns more than 1% of any class of the Company's outstanding shares. In addition, the persons listed in Item 6.A as directors and officers, including those directors who held their positions as of December 31, 2004 and who are no longer officers or members of Telefónica CTC Chile's Board of Directors, own 168 shares of Telefónica Mundo S.A.

As of May 31, 2005, 139 non-executive employees of the Company owned 371,576 shares of Series A Common Stock and 45 non-executive employees of the Company owned 140,986 shares of Series B Common Stock, collectively representing 0.1% of the Company's outstanding shares. There are no plans for employees to purchase stock options.

ITEM 7.    MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.    Major Shareholders

The following table sets forth certain information, on a subscribed share basis, as of May 31, 2005, with respect to each shareholder known to the Company to own beneficially 5% or more of any class of the Company's shares of common stock and all directors and executive officers of the Company as a group:

Name and Address of Beneficial Owner	Series of Common Stock	Number of Shares Beneficially Owned	% of Series	% of Total
Telefónica Internacional Chile	A	387,993,524	44.39	40.5
Avenida Santa María 0792, 4 Piso Santiago, Chile	B	41,739,487	50.19	4.4
Citibank, N.A., as depositary(1)	A	112,440,247	12.86	11.7
(61 registered holders)
111 Wall Street New York, NY 10043, USA
AFP Habitat S.A.	A	61,152,400	6.99	6.4
Avenida Providencia 1909 Santiago, Chile	B	5,813,466	6.99	0.6
AFP Provida S.A.	A	51,157,835	5.9	5.4
Avenida Pedro de Valdivia 100 Santiago, Chile	B	5,819,981	6.99	0.6
All directors and executive officers,
as a group (7 persons)	A	21,555	(2)	(2)
	B	1,066	(2)	(2)

(1)	Pursuant to the requirements of Chilean law, all shares of Series A Common Stock represented by ADSs are registered to Citibank, N.A., as depositary (the "Depositary").

(2)	Represents less than 1%.

The table below sets forth certain information, as of December 31, 2004, with respect to the twelve largest shareholders of Series A Common Stock:

	Number of Shares	% of Series A Common Shares	% of Total
Telefónica Internacional Chile	387,993,524	44.4%	40.5%
Citibank N.A.(1)	111,373,487	12.7%	11.6%
AFP Habitat S.A.(2)	61,152,400	7.0%	6.4%
AFP Provida S.A.(2)	57,284,352	6.6%	6.0%
AFP Cuprum S.A.(2)	40,349,138	4.6%	4.2%
AFP Santa María S.A.(2)	28,270,336	3.2%	3.0%
AFP Summa Bansander S.A.(2)	27,321,497	3.1%	2.9%
Banchile Corredores de Bolsa S.A	16,086,153	1.8%	1.7%
AFP Plan Vital S.A.(2)	8,428,590	1.0%	0.9%
Bancard S.A.	7,877,362	0.9%	0.8%
Celfin Gardeweg S.A Corredores de Bolsa	5,634,290	0.6%	0.6%
The Chile Fund Inc.	3,900,000	0.4%	0.4%
Subtotal	755,671,129	86.5%	78.9%
Other shareholders	118,324,318	13.5%	12.4%
Total	873,995,447	100.0%	91.3%

(1)	Depositary Bank acting on behalf of the Company's ADS holders.

(2)	Pension fund.

The table below sets forth certain information, as of December 31, 2004, with respect to the twelve largest shareholders of Series B Common Stock.

	Number of Shares	% of Series B Common Shares	% of Total
Telefónica Internacional Chile	41,739,487	50.2%	4.4%
AFP Provida S.A.(1)	5,819,981	7.0%	0.6%
AFP Habitat S.A.(1)	5,813,466	7.0%	0.6%
AFP Cuprum S.A.(1)	3,723,769	4.5%	0.4%
AFP Santa María S.A.(1)	2,487,835	3.0%	0.3%
AFP Summa Bansander S.A.(1)	2,069,887	2.5%	0.2%
Bancard S.A.	1,577,092	1.9%	0.2%
Moneda S.A. A.F.I P/Pionero F.I.M.	1,397,000	1.7%	0.1%
Petrizzio Monzerrat, Luisa Gloria	903,452	1.1%	0.1%
Larraín Vial S.A.Corredores de Bolsa	826,916	1.0%	0.1%
Moneda S.A. A.F.I P/Colono F.I.M.	760,046	0.9%	0.1%
Fundación Arturo Irarrázabal Correa	626,072	0.8%	0.1%
Subtotal	67,745,003	81.2%	7.1%
Other shareholders	15,416,635	18.8%	1.6%
Total	83,161,638	100.0%	8.7%

(1)	Pension fund.

In July, 2004 Telefónica Internacional increased the percentage of ownership from 43.6% to 44.9%.

As of December 31, 2002, 2003 and 2004, Citibank, N.A., as Depositary for the Company's American Depositary Receipts ("ADRs"), owned 20.21%, 14.44% and 11.64% of the Company's shares, respectively. AFP Provida, a Chilean pension fund, had an ownership of 6.82%, 6.92% and 6.59% as of December 31, 2002, 2003 and 2004, respectively. AFP Habitat, a Chilean pension fund, had an ownership of 5.81%, 6.99% and 6.99% as of December 31, 2002, 2003 and 2004, respectively.

As of May 31, 2005, ADR holders (through the Depositary) held 11.74% of CTC's total shares, represented by 7,038 shareholders. 87.8% of the Company's total shares were held locally, in Chile, represented by 13,464 shareholders.

All of the Company's shareholders have identical voting rights. The Company's Series A Shareholders vote to elect six of the seven members of the board of directors and the Series B shareholders elect one member to the board of directors.

Controlling Shareholder

Telefónica Internacional Chile owns 44.9% of all shares of the Company. Telefónica Internacional Chile is a 99.9% owned subsidiary of Telefónica Chile Holding B.V., which is indirectly wholly owned by Telefónica, through its subsidiary TISA.

B.    Related Party Transactions

In the ordinary course of its business, the Company engages in a variety of transactions with certain of its affiliates, primarily for the purchase, at fair market prices negotiated on an arm's–length basis, of goods or services that may also be provided by other suppliers. The Directors' Committee is informed of all such transactions in advance, and such transactions are approved by the Board of Directors. "See Item 6. Directors, Senior Management and Employees—Directors Committee." Below are descriptions of such transactions with affiliates that are material to either the Company or the related counterparty. Financial information concerning these transactions is also set forth in Note 6 to the Audited Consolidated Financial Statements. These related party transactions in 2004 amounted to Ch$27,957 million (US$50.2 million), a balance in favor of the Company for Ch$21,160million (US$38.0 million) and a total gain of Ch$311,596 million (US$559 million).

    Transactions with Telefónica

Since June 30, 1992, the Company, through its subsidiary Telefónica Mundo, has had a correspondence agreement with Telefónica providing for the exchange of international long–distance traffic between Chile and Spain. This agreement, which has an indefinite term subject to cancellation by either party on six months' notice, generated an expense to the Company of Ch$27 million for the year ended December 31, 2002 and an income of Ch$189 million for the year ended December 31, 2004. These transactions did not generate income or expenses for 2003. The outstanding balances under the agreement in favor of the Company, as of December 31, 2002, 2003 and 2004, were Ch$815 million, Ch$660 million and Ch$40 million (US$0.7 million), respectively. There were balances payable by the Company amounting to Ch$232 million and Ch$173 million, as of December 31, 2003 and 2004, respectively. There were no outstanding balances payable by the Company as of December 31, 2002.

    Transactions with Telefónica Internacional Chile

In 1997, the Company entered into an agreement of technical service with Telefónica Internacional Chile (TISA) through which Telefónica Internacional Chile coordinates certain joint activities among the members of the Telefónica Group on behalf of the Company. Under the agreement, the Company incurred expenses of Ch$540 million in 2002, Ch$542 million in 2003 and Ch$542 million (US$0.9 million) in 2004. There were no outstanding balances in favor of the Company as of December 31, 2002 and 2004 and there was a balance receivable amounting to Ch$6.8 million (US$0.01 million) as of December 31, 2003. There were balances payable at December 31, 2002, 2003 and 2004 amounting to Ch$270 million, Ch$271 million and Ch$270 million (US$0.5 million), respectively.

On December 20, 1996, the Company entered into a current account agreement with Telefónica Internacional Chile, which provides for transfer of funds between the two parties. This short–term loan was fully paid in July 2004. These transactions with Telefónica Internacional Chile generated expenses of Ch$868 million, Ch$533 million and Ch$260 million (US$0.5 million) in 2002, 2003 and 2004, respectively. The outstanding balances payable by the Company, including accrued interest, were Ch$25,335 million, Ch$21,272 million as of December 31, 2002 and 2003, respectively. There was no interest payable for 2004. There were no outstanding balances in favor of Telefónica CTC Chile as of December 31, 2002, 2003 and 2004.

    Transactions with Publiguías

Effective as of January 1993, the Company entered into an agreement with Publiguías, a 9% affiliate of the Company until April 26, 2004, pursuant to which the Company invoiced and collected payments due from the sale of advertising space in, and distribution of, the telephone directory published by Publiguías. In return for these services, the Company received a percentage of the revenues generated by Publiguías through these sales. In August 2001, this agreement was terminated, thereby generating extraordinary revenue in the amount of Ch$11,389 million (US$15.8 million) as compensation in connection with the termination of the contract. A new agreement for the provision of similar services was signed in the third quarter of 2001. The new agreement will remain in effect until June 2006. As a result of its participation in this agreement, the Company accrued net expenses of Ch$212 million for the year ended December 31, 2002, and net income of Ch$797 million and Ch$6,485 million (US$11.6 million) for the years ended December 31, 2003 and 2004, respectively. Under the agreement, the Company had balances payable to Publiguías in the amount of Ch$344 million, Ch$1,114 million and Ch$1,249 million (US$2.2 million) in 2002, 2003 and 2004, and had balances receivable from Publiguías of Ch$873 million, Ch$3,518 million and Ch$4,211 million (US$7.6 million) in 2002, 2003 and 2004, respectively. On April 26, the Company sold its 9% interest in Publiguías to Telefónica Publicidad e Información S.A. (TPI). The price of the transaction was US$14.8 million.

    Transactions with Terra Networks Chile S.A.

On April 30, 1998, the Company entered into an agreement with Terra Networks Chile S.A. ("Terra Networks Chile") a subsidiary of Telefónica S.A., pursuant to which the Company provided collection services to Terra Networks Chile. Furthermore, on June 1, 1999, the Company entered into an agreement with Terra Networks Chile pursuant to which Terra Networks Chile provides internet access to certain Chilean schools, the costs of which are to be paid by the Company to Terra Networks Chile. Telefónica CTC Chile also has an agreement to purchase on–line advertising from Terra Networks Chile for itself and its subsidiaries for the five years between 1999 and 2004. This contract was renewed and expires in December 2005. The Company recorded a net income of Ch$1,591 million, Ch$3,665 million and Ch$3,487 million (US$6.3 million) in the years 2002, 2003 and 2004, respectively, under these agreements. The Company had balances receivable from Terra Networks Chile of Ch$991 million, Ch$1,265 million and Ch$589 million (US$1.1 million) as of December 31, 2002, 2003 and 2004, respectively. Balances payable to Terra Networks Chile from the Company under these agreements amounted to Ch$3,199 million, Ch$4,980 million and Ch$4,196 million (US$7.5 million) as of December 31, 2002, 2003 and 2004, respectively.

    Transactions with Atento Chile

On September 1, 1999, the Company and Atento Chile, a 28,84% affiliate of the Company, signed a five–year outsourcing agreement pursuant to which Atento Chile provided its telephone service platforms to the Company's business units and customers. Such services included: (i) directory information assistance, (ii) technical assistance and management of customer complaints, and (iii) corporate commercial information and sales. On May 22, 2001, this agreement was replaced by a new outsourcing agreement between the Company and Atento Chile, which expired on July 31, 2004. This contract was renewed and expires in December 2005. Under the agreement, Atento Chile provides to the Company directory assistance, technical assistance and customer complaint management, as well as general commercial and sales information. Similar agreements, involving all of the Company's subsidiaries, are also in effect. In addition, on June 28, 1999, the Company entered into a current account agreement with Atento Chile, which allows for transfer of funds between the parties with the balances paid periodically on established dates.

Pursuant to all of the agreements discussed above, the Company recorded total net expenses of Ch$11,693 million, Ch$11,469 million and Ch$15,940 million (US$28.6 million) in 2002, 2003 and 2004. The outstanding balances payable to Atento Chile were Ch$637 million, Ch$4,568 million and Ch$1,777 million (US$3.2 million) as of December 31, 2002, 2003 and 2004, respectively. The outstanding balances payable in favor of the Company as of December 31, 2002, 2003 and 2004 were Ch$4,923 million, Ch$405 million and Ch$258 million (US$0.4 million), respectively.

    Transactions with Emergia Chile S.A.

Effective as of October 10, 2000, the Company (through its subsidiary, Telefónica Mundo) has entered into an agreement with Emergia Chile S.A., a subsidiary of Telefónica S.A. (Spain) for the rental of capacity for international long–distance traffic delivery and data transmission for a term of 25 years. In addition, Emergia Chile uses parts of Telefónica Mundo's long–distance infrastructure in Chile, paying Telefónica Mundo for its maintenance and operation. This agreement generated net income of Ch$1,260 million, Ch$1,003 million and Ch$591 million (US$1.1 million) for the years ended December 31, 2002, 2003 and 2004. The outstanding balances payable by the Company as of December 31, 2002, 2003 and 2004 were Ch$45 million, Ch$515 million and Ch$129 million (US$0.2 million), respectively. The outstanding balances in favor of the Company, as of December 31, 2002, 2003 and 2004, were Ch$23 million, Ch$130 million and Ch$42 million (US$0.1 million), respectively.

    Transaction with Correspondents of Telefónica Group

In the year 2004, correspondent agreements were entered into with members of Telefónica Group. These members are Telefónica Argentina, Telefónica Sao Paulo, Telefónica Guatemala, Telefónica Perú, Telefónica Puerto Rico and Telefónica El Salvador. These agreements generated net income of Ch$237 million (US$0.4 million) for the year ended December 31, 2004 and did not generate income or expenses for 2002 and 2003. The outstanding balances payable by the Company as of December 31, 2003 and 2004 were Ch$196 million and Ch$194 million (US$0.3 million), respectively. There were no balances payable by the Company as of December 31, 2002. The outstanding balances in favor of the Company, as of December 31, 2003 and 2004, were Ch$1,361 million and Ch$194 million (US$0.3 million), respectively. There were no balances in favor of the Company as of December 31, 2002.

    Transaction with Telefónica Procesos de Tecnología de Información S.A.

During 2002, the Company sold to Telefónica Procesos de Tecnología de Información S.A. ("TPTI"), an affiliate of the Company, the ATIS license related to certain billing and customer care relationship applications that were developed by Telefónica CTC Chile for the use of Telefónica Group for US$19.3 million (equivalent to Ch$10,781 million as of December 31, 2004). TPTI then granted Telefónica CTC Chile a license to use these applications. This agreement did not generate income or expenses for 2002, 2003 and 2004. The outstanding balances in favor of the Company as of December 31, 2002, 2003 and 2004 were Ch$12,195 million, Ch$9,977 million and Ch$9,137 million (US$16.4 million), respectively. There was a balance payable by the Company of Ch$7,253 million and Ch$7,076 million (US$12.7 million) as of December 31, 2003 and 2004. There were no balances payable by the Company as of December 31, 2002.

    Transactions with Telefónica Móviles S.A.

In July 23, 2004, Telefónica CTC Chile sold 100% of its participation in Telefónica Móvil de Chile S.A. to Telefónica Móviles S.A.(TEM). The final price of the sale totaled US$1,321 million, which included a US$1,058 million dollar payment for Telefónica Móvil de Chile S.A.'s outstanding equity, equivalent to Ch$736,325 million, and TEM's assumption of Ch$168,000 million (US$263 million) (historic) for the existing debt of Telefónica Móvil de Chile S.A. with Telefónica CTC Chile. This transaction reported a net gain of Ch$303,540 million (US$544.6 million) in 2004. There were no balances in favor or payable to us with respect to this transaction.

    Transactions with Telefónica Móvil de Chile S.A.

As a result of the sale of Telefónica Móvil de Chile S.A. in July 23, 2004, the Company recognized a balance in favor of Ch$6,201 million (US$11.1 million) mainly related to access charges and rental of capacity and a balance payable of Ch$11,968 million (US$21.5 million), mainly related to mobile interconnections (CPP); and expenses in the amount of Ch$11,595 million (US$20.8 million) for 2004.

    Transactions with Telefónica Wholesale International Services

The Company has an agreement with Telefónica Wholesale International Services for international data traffic services that expires in December 2005.

This agreement generated an expense to the Company of Ch$1,152 million and Ch$2,044 million (US$3.7 million) for the year ended December 31, 2003 and 2004 and did not generate income or expenses for 2002. The outstanding balance under the agreement in favor of Telefónica CTC Chile as of December 31, 2003 and 2004 was Ch$453 million and Ch$453 million (US$0.8 million), respectively. There were no balances in favor of the Company as of December 31, 2002. The Company had a balance payable of Ch$576 million and Ch$892 million (US$1.6 million) in 2003 and 2004, respectively, and did not have balances payable by the Company as of December 31, 2002.

Transactions with Executive Officers

In accordance with Section 402 of the Sarbanes–Oxley Act of 2002, since July 2002, the Company has not and will not extend any loans to Directors and Officers. As of December 31, 2004, the Company does not have any outstanding loans to its directors or executive officers.

Article 89 of the Chilean Corporations Law requires that a company's transactions with related parties (defined as entities that belong to the same group of companies) be on similar terms to those customarily prevailing in the market. Directors and executive officers of companies that violate Article 89 are liable for losses or damages resulting from such violations. In addition, Article 44 of the Chilean Corporations Law provides that any transaction in which a director has a personal interest or is acting on behalf of a third party may be approved in advance by the board of directors only if the board of directors is informed of such director's interest and if the terms of such transaction are similar to those prevailing in the market. If a transaction involves an amount greater than UF20,000 (approximately US$500,000), the board of directors must be presented with a report as to whether the terms of the proposed transaction are comparable to those prevailing in the market before such transaction takes effect. If it is impossible for the board of directors to determine the prevailing market terms, the board can appoint two independent appraisers and make a decision regarding the transaction in question only after the reports of both appraisers are received. If the opinions of two independent appraisers significantly differ, or if the terms and conditions of the action or contract in question are unfavorable to the shareholders of the Company, shareholders representing at least five percent of the issued voting stock may request that the board of directors summon a special meeting of shareholders to approve such transaction. Two–thirds of the issued voting stock must approve the transaction at such meeting. Resolutions approving such transactions must be reported to the Company's shareholders at the next shareholders' meeting. Violation of Article 44 may result in imposition of administrative or criminal sanctions upon responsible parties, and the Company, its shareholders, or interested third parties who suffer losses as a result of such violation have the right to receive compensation in certain situations.

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

    Complaints presented by VTR Telefónica, S.A.

On September 30, 2000, VTR Telefónica S.A. filed an ordinary suit against the Company for the collection of access charges in the amount of Ch $2,500 million, based on the difference between the contracted for amount and the amount arrived at by applying the lowering of access charges rate provided for by Rate Decree No. 187 of Telefónica CTC Chile. The court of first instance has ruled in favor of VTR. The Company filed a motion to vacate and appeal, which is currently underway.

    Labor lawsuits

In the course of normal operations, labor lawsuits have been filed against the Company.

One type of suit the Company faces is labor proceedings involving former employees who claim wrongful dismissal. These employees did not sign termination releases or receive staff severance indemnities. There are many precedents in which the Supreme Court has ruled in favor of corporations facing similar suits.

The Company also faces other lawsuits involving former employees, whose staff severance indemnities have been paid and their termination releases signed, who in spite of having chosen voluntary retirement plans or having been terminated due to company needs, intend to have the terminations voided. In two of these lawsuits, to date, courts have found in favor of the Company.

Certain unions have filed complaints before the Santiago Labor Courts, requesting indemnities for various concepts. The indemnities sought are not material to the Company on an individual or aggregate basis.

In the opinion of Management and their counsel, the risk that the Company will be required to pay indemnities in the amount claimed in the previously mentioned lawsuits, in addition to other civil and labor suits where the Company is the defendant, is remote. Management considers it unlikely that the Company's income and equity will be significantly affected by these loss contingencies. As a consequence, no provision has been established in relation to the indemnities claimed.

    Lawsuit against the State of Chile

On October 31, 2001, Telefónica CTC Chile filed an administrative motion before the Ministry of Transport and Telecommunications and the Ministry of Economy, requesting correction of the errors and illegalities in Rate Decree No. 187 of 1999.

On January 29, 2002, the Ministries issued a joint response rejecting the administrative recourse, a determination which they arrived at after having "carefully evaluated, only the viability and timeliness of the petition made, considering the set of circumstances that concur in the problem stated and the prudence that must orient public actions," and added that such rejection "has had no other motivation than to protect the general interest and progress of the telecommunications services."

After exhausting the administrative process, in March 2002, Telefónica CTC Chile sought relief through the judicial system, filing a lawsuit for damages against the State of Chile for the sum of Ch$181,038,411,056, plus readjustments and interest, which covers past and future damages until May 2004.

Currently, in that judicial proceeding, the different expert reports on the diverse aspects of the matter of the lawsuit have already been issued. These reports supported CTC Chile's position.

    Manquehue Net

On June 24, 2003, Telefónica CTC Chile filed a complaint seeking specific performance in addition to a damage indemnity before the mixed arbitration court of Mr. Victor Vial del Río against

Manquehue Net, in the amount of Ch$3,647,689,175 in addition to costs incurred during the proceeding. Likewise, and on the same date, Manquehue Net filed a compliance with discounts complaint (in the amount of UF 107,000), in addition to a complaint seeking specific performance (signing of a 700 services contract).

On April 11, 2005, the court of first instance found that Manquehue would be required to pay Telefónica CTC Chile US$750,000 (Ch$418,050,000 expressed in Ch$ as of December 31, 2004) and also found that Telefónica CTC Chile would be required to pay Manquehue UF 47,600 equivalent to US$1.5 million (Ch$824,291,580 expressed in Ch$ as of December 31, 2004). The Company can appeal this decision and is in the process of determining whether it will do so.

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

On July 11, 2003, the Extraordinary Shareholders' Meeting of Telefónica CTC Chile approved the payment of an extraordinary dividend amounting to Ch$17.5 per share. The gross dividend amounted to Ch$70.0 per ADR and was paid in Chile on July 30, 2003 and paid to ADR holders by Citibank N.A. on August 1, 2003.

In July, 2004, as a result of the sale of the mobile business, shareholders approved the distribution of a dividend of US$0.63 per share, to be charged against accumulated retained earnings which had been proposed by the Board of Directors in May 2004. The Board of Directors also approved the distribution of an interim dividend of US$0.21 per share, charged against fiscal year 2004 profits. These dividends were paid on August 31, 2004.

On September 21, Telefónica CTC Chile's Board of Directors amended the Company's dividend policy, increasing the distribution of dividends to 100% of annual profits and approved to propose to the shareholders the distribution of accumulated retained earnings at December 31, 2004.

On November 4, in line with the new dividend policy, the Company distributed an interim gross dividend of Ch$130 per share or Ch$520 per ADR, charged against fiscal year 2004 profits and totaling Ch$124,430 million (historic), equivalent to approximately US$200 million.

Dividends paid during 2004, as part of the Telefónica Móvil de Chile S.A. transaction and the new dividend policy, resulted in the distribution of 29% of the value of the stock.

The Company implements its dividend policy in compliance with Chilean law, pursuant to which the Company's Bylaws provide that the Company must distribute a cash dividend in an amount at least equal to 30% of its net income for the relevant year, unless otherwise decided by unanimous vote of the holders of the issued and subscribed shares.

The dividend policy for future years will be in line with the objectives set forth in the Company's "Financial Plan," which focuses primarily on a gradual increase in the rate of self–financing, so as to adjust the financial structure of the Company to the requirements of the Development Plan. However, the implementation of this dividend policy in years ahead will depend on several factors, including the actual amount of net income generated by the Company each year, economic projections that may periodically be made by the Company, or the occurrence of certain other events that may affect the Company's ability to distribute dividends. The availability of funds will also determine the degree of compliance with the dividend policy with respect to future interim dividends.

Dividends

Dividends are paid to shareholders of record on the fifth business day (including Saturdays) prior to the payment date. The following table sets forth the amounts per share of annual dividends paid out of the Company's earnings in years 2000 through 2004. These amounts represent, for each given year, a sum of the interim dividends plus the final dividend paid with respect to such year. No dividends were paid in 2000, 2002 and 2003 (the dividend paid in July 2003 was charged against retained earnings).

	Dividends Paid
	Per Share(1)			Per ADS
Fiscal Year	(Ch$)(2)		(US$)(3)	(US$)(3)
2000	0.0		0.000	0.000
2001	1.3		0.002	0.008
2002	0.0		0.000	0.000
2003(4)	17.5	(5)	0.029	0.116
2004	655.8	(6)	1.177	4.706

(1)	Represents dividend amounts paid with respect to Series A and B Common Stock. Per share information does not take into account any Chilean withholding tax.

(2)	Amounts shown are presented in Chilean nominal pesos.

(3)	Translated into U.S. dollars at the Observed Exchange Rates as of December 31 of the respective year. Per ADS information is based on four underlying shares of Series A Common Stock per one ADS, and does not take into account any Chilean or U.S. withholding tax.

(4)	Additionally, the payment of a dividend of Ch$3.2 per share was declared at the General Annual Shareholders' Meeting on April 15, 2004 and was paid to holders from May 7, 2004.

(5)	Charged to prior retained earnings.

(6)	Includes an interim dividend of Ch$131.44 and Ch$130.00 per share, and an extraordinary dividend of Ch$394.33. Dividends of Ch$58.85 and Ch$50.99 per share were approved at the General Annual Shareholders' Meeting on April 14, 2005 and will be paid on May 30, 2005 to holders from May 24, 2005.

On July 15, 2004, shareholders at the Extraordinary Shareholder's Meeting of Telefónica CTC Chile agreed to approve the offer made by TEM to acquire 100% of the Company's subsidiary, Telefónica Móvil de Chile S.A. The price paid by TEM was US$1,058 million paid in cash for the shares upon closure of the transaction, in addition to Ch$168,000 million (US$263 million) for the existing debt of Telefónica Móvil de Chile S.A. with Telefónica CTC Chile. Completion of the transaction required two–thirds shareholder approval at the Extraordinary Shareholders' Meeting, and required certain creditor approval due to covenants in its credit agreements. When the transaction was consummated, the Company received a cash payment of US$1,321 million, and paid dividends for a total amount of US$800 million. The Board of Directors agreed to pay US$200 million of the dividend as an interim dividend for 2004 and the shareholders approved a $600 million dividend to be charged against retained earnings. See "Item 5. Operating and Financial Review and Prospects—Recent Developments and Trends."

2005 Dividend Policy

Telefónica CTC Chile's Board of Directors plans to maintain a dividend policy in keeping with the Company's cash flow for the coming years and the projected performance of its financial indicators. Therefore, the 2005 dividend policy contemplates distributing 100% of net profits for each fiscal year through the payment of an interim dividend in November and a final dividend in May of the following year, subject to approval at the respective General Annual Shareholders' Meeting. This policy was informed at the General Annual Shareholders' Meeting held on April 15, 2005.

Dividends received by the Company's shareholders that are not Chilean residents, including holders of ADSs, are subject to Chilean withholding tax. See "Item 10. Additional Information— Taxation—Chilean Tax Considerations." Following the August 1994 ruling from the Chilean Internal Revenue Service, which permitted the Company to accelerate depreciation of fixed assets for tax purposes, the effective withholding tax rate on such dividends was 35%, the maximum permitted by law.

As a general requirement, shareholders who are not residents of Chile must register with the Central Bank to have dividends, sale proceeds, or other amounts with respect to their shares remitted outside of Chile through the formal currency market.

Under the Foreign Investment Contract (as defined below in "Item 10. Additional Information—Exchange Controls and Other Limitations Affecting Security Holders"), the Depositary has been granted access to the Formal Exchange Market to convert cash dividends from pesos to dollars and to pay such dollars to ADR holders outside of Chile.

A.    Significant Changes

A discussion of the significant changes in our business since December 31, 2004 can be found in Item 4 under the caption "—Development Plan and Strategic Goals" and in Item 5 under the caption "—Overview—Recent Developments and Trends."

B.    Consolidated Statements and Other Financial Information

See Item 18 for a listing of the Company's Audited Consolidated Financial Statements, included in this Annual Report.

ITEM 9.    THE OFFER AND LISTING

A.    Offer and Listing Details

Common Stock Prices and Related Matters

Shares of Series A Common Stock and Series B Common Stock are currently traded in Chile on the Bolsa de Comercio de Santiago (the "Santiago Stock Exchange"). Such shares are also listed on the Bolsa de Corredores-Bolsa de Valores (the "Valparaíso Stock Exchange") and on the Bolsa Electrónica de Chile-Bolsa de Valores (the "Electronic Stock Exchange"). The Santiago Stock Exchange is Chile's principal exchange accounting for approximately 82.6% of all equity traded in Chile during 2004. Approximately 17.3% of equity trading in Chile during 2004 was conducted on the Electronic Stock Exchange, an electronic trading market that was created by banks and non-member brokerage houses, while the remaining 0.1% of equity was traded on the Valparaíso Stock Exchange.

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

	Santiago Stock Exchange				NYSE
	(Ch$perShare(1))				(US$perADS(2))
	High		Low		High	Low
	Series A	Series B	Series A	Series B
2000	3.009	2.525	1.848	1.484	23.88	13
2001	2.413	1.868	1.605	1.262	15.88	8.92
2002	2.646	1.873	1.464	1.111	15.75	7.9
2003	2.600	2.200	1.610	1.200	15.91	8.81
2004	2.390	2.150	1.450	1.240	11.73	11.05

2003
First quarter	1.840	1.350	1.610	1.200	10.3	8.81
Second quarter	2.260	1.600	1.730	1.290	12.6	9.59
Third quarter	2.400	1.861	2.070	1.500	13.49	12.12
Fourth quarter	2.600	2.200	2.115	1.750	15.91	13.1
2004
First quarter	2.390	2.150	1.770	1.510	16.83	11.72
Second quarter	2.041	1.760	1.750	1.500	12.9	11.28
Third quarter	2.004	1.810	1.450	1.240	12.79	9.4
Fourth quarter	1.714	1.641	1.505	1.400	11.44	10.03
October	1.714	1.641	1.593	1.550	11.44	10.25
November	1.610	1.550	1.505	1.400	10.69	10.03
December	1.599	1.500	1.535	1.479	11.39	10.27
2005
First quarter	1.710	1.610	1.550	1.450	11.88	10.8
Second quarter (until June 20)	1.650	1.600	1.410	1.370	11.52	9.57
January	1.646	1.500	1.550	1.450	11.4	10.8
February	1.690	1.590	1.600	1.500	11.73	11.05
March	1.710	1.610	1.630	1.550	11.73	10.9
April	1.650	1.600	1.526	1.460	11.52	10.44
May	1.595	1.446	1.435	1.443	11.11	9.83
June (through June 20)	1.455	1.380	1.410	1.370	9.99	9.57

(1)	Chilean pesos are reflected at historical values.

(2)	1 ADS = 4 shares of Series A Common Stock.

On March 31, 2005, there were 29,186,762 ADSs (equivalent to 116,747,047 shares of Series A Common Stock) outstanding, held by approximately 66 holders of record. On that date, such ADSs represented 12.2% of the total number of issued and outstanding shares of the Company's common stock.

Debt Securities

Trading in the Company's 7% Notes due July 15, 2006 and 8% Notes due January 1, 2006 (together, the "Debt Securities") takes place primarily in the over-the-counter market. Accordingly, the Company does not have information regarding the trading of the Debt Securities.

Plan of Distribution

Not applicable.

B.    Markets

See "Item 9. The Offer and Listing—Offer and Listing Details—Common Stock Prices and Related Matters."

C.    Selling Shareholders

Not applicable.

D.    Dilution

Not applicable.

E.    Expenses of the Issue

Not applicable.

ITEM 10.    ADDITIONAL INFORMATION

A.    Share Capital

Not applicable.

B.    Memorandum and Articles of Association

Set forth below is certain information concerning Telefónica CTC Chile's capital stock and a brief summary of certain significant provisions of the Company's Bylaws and Chilean law. This description does not purport to be complete and is qualified by reference to the Bylaws, which have been attached as an exhibit to this Annual Report.

Organization and Register

Telefónica CTC Chile is a publicly held stock corporation (sociedad anónima abierta) organized under the laws of Chile and was incorporated on November 18, 1930, as recorded on page 426 No. 158 of the Commercial Record of Santiago of the year 1931, and has a duration through August 10, 2068. The purpose of the Company is to provide a broad range of telecommunications and related broadcasting services, as more fully set forth in Article Four of the Bylaws.

Shareholders' Rights

Shareholders' rights in Chilean companies are governed generally by a company's bylaws (which effectively serve the purpose of both the articles, or certificate, of incorporation and the bylaws of a corporation in the United States). Additionally, the Chilean Corporations Law and the Supreme Decree 587 (the "Regulations on Corporations"), govern the operation of companies and provide for the respect of shareholder rights. Finally, Decree-Law 3500, which regulates the pension funds, permits the investment by pension funds in stock of qualified companies, indirectly affects corporate governance and prescribes certain rights of shareholders.

The Chilean securities markets are principally regulated by the SVS (Chilean Security and Exchange Commission) under the Securities Market Law and the Corporations Law. These two laws contain disclosure requirements, impose restrictions on insider trading and price manipulation, and provide protection of minority investors. The Corporations Law clarifies rules and requirements for establishing "open" corporations while eliminating authority supervision of "closed" companies. Open corporations are those which: (i) have 500 or more shareholders, (ii) have 100 or more shareholders who own as a group together at least 10% of the subscribed capital (excluding those whose individual holdings exceed such percentage), or (iii) register in the securities record on a voluntary basis or in compliance with a legal requirement. Telefónica CTC Chile is an open corporation. The Securities Market Law establishes requirements for public offerings, stock exchanges and brokers and outlines disclosure requirements for companies that issue publicly offered securities.

Under Articles 12 and 54 and Title XV of the Securities Market Law, certain information regarding transactions in shares of open corporations must be reported to the SVS and be informed to the Chilean exchanges on which such shares are listed. Holders of shares of open corporations are required to report the following to the SVS and the Chilean exchanges:

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

The Company's Bylaws (Article 5 Bis), as well as Decree-Law 3500 (Article 112), establish rules regarding limits of concentration of the Company's share capital. According to the law, the maximum amount of shares that a person can accumulate, directly, indirectly or through related persons, is 65% of the capital with voting rights. However, the Company's Bylaws establish a concentration limit of 45% of the capital with voting rights. With the objective of maintaining the concentration limits, the Company can not issue a quantity of shares that surpasses the concentration limit.

If a shareholder accumulates more than 45% of the capital with voting rights, such shareholder must sign a commitment to deconcentrate this ownership stake. Said commitment must be in the form of a public deed and an extract of the commitment must be published in the Official Gazette and in a newspaper of nationwide circulation (Decree-Law 3500, Articles 124 and 128). The commitment must include a time limit within which the deconcentration of the ownership must be realized, which may not exceed five years from the date of the signing of the commitment. If the deconcentration does not occur within the agreed time period, the issuer must sell in a stock exchange, on behalf and at the risk of the shareholder, the number of shares necessary to reduce such shareholder's ownership to the 45% limit.

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

Capitalization

Under Chilean law, a corporation "issues" its stock as soon as the shareholders authorize an increase in such corporation's capital. When a shareholder subscribes for shares, the shares are registered with such shareholder's name, and the shareholder is treated as a shareholder for all purposes, except receipt of dividends, unless otherwise stipulated in the Bylaws of the corporation. The shareholder becomes eligible to receive dividends once such shareholder has paid for the shares. If a shareholder does not pay for shares for which such shareholder has subscribed on or prior to the date agreed upon for payment, the corporation is entitled to auction the shares on the stock exchange, and has a cause of action against the shareholder for the difference between the subscription price and the price received at auction. However, until such shares are sold at auction, the shareholder continues to exercise all his rights (except the right to receive dividends). Authorized shares that have not been paid for within the maximum period of three years from the date of issuance determine that the capital of the corporation is automatically reduced to the amount effectively paid within such period.

The Company's Bylaws authorize two classes of common stock, Series A Common Stock and Series B Common Stock. The rights of both series of shares are identical, except that the holders of Series B Common Stock are entitled as a class only to (i) elect one of seven directors and an alternate director for that director and (ii) name one of three liquidators of Telefónica CTC Chile in the event of its dissolution.

Director Requirements

The Bylaws establish that the Board of Directors shall consist of seven directors, six to be elected by the holders of Series A Common Stock and one to be elected by the holders of Series B Common Stock. One alternate director will be elected for each director and will replace that director if the director is unable to attend a meeting or serve a full term. Only the director and alternate director elected by the holders of the Series B Common Stock are required to be stockholders in the Company.

The Company's Bylaws (Article 18), as well as the Chilean Corporations Law (Article 38), stipulate that the Board of Directors can only be fully dissolved by a General or Special Shareholders'

Meeting (as defined below). The individual or collective dissolution of the Board of Directors by one or more of the Board members is not allowed.

The Bylaws require that any act or contract by the Company in which a director or an officer, or a party related to them, holds an interest must be previously approved by two-thirds of the Board of Directors, and the terms of the act or contract must be adjusted to similar equity conditions to those prevailing in the market.

An additional chapter governing the creation and functions of the Directors' Committee, which was created by the Board of Directors on April 26, 2001, has been added to the Company's Bylaws. For more information on the Directors' Committee, see "Item 6. Directors, Senior Management and Employees—Board Practices—Directors' Committee."

Preemptive Rights and Increases of Share Capital

The Chilean Corporations Law grants certain preemptive rights to shareholders of all Chilean companies. Thus, it is established that options to purchase shares from capital increase or convertible securities, have to be offered, at least one time, preferentially to shareholders on a pro rata basis.

Dividend and Liquidation Rights

In accordance with Chilean law, the Company must distribute mandatory cash dividends of 30% of its net income of the year calculated in accordance with Chilean GAAP, unless otherwise decided by a unanimous vote of the shareholders. See "Item 8. Financial Information—Dividend Policy and Dividends."

At the option of the Company, the portion of any dividend that exceeds the mandatory limits established pursuant to Chilean law may be paid in cash, in shares of the Company or in shares of open corporations held by the Company. Shareholders who do not expressly elect to receive a dividend other than in cash are legally presumed to have decided to receive the dividend in cash.

Dividends that are declared but not paid within the appropriate time period set forth in the Bylaws for payment of such dividends (as to minimum dividends, 30 days after declaration; as to optional dividends, the date set for payment at the time of declaration) are adjusted to reflect the change in the value of the UF from the date set for payment to the date such dividends are actually paid. Such dividends also accrue interest for operations readjustable during such period. The right to receive a dividend lapses if it is not claimed within five years since the time the dividend becomes due. In the event of a liquidation of the Company, the holders of fully paid shares would participate in a pro rata distribution of assets available after all creditors have been paid.

Shareholders' Meetings and Voting Rights

The General Annual Shareholders' Meeting of the Company is held during the first four months of each year. Extraordinary Meetings of Shareholders may be called by the Board of Directors when deemed appropriate or when requested by shareholders representing at least 10% of the issued voting shares or by the SVS. Notice to convene the General Annual Shareholders' Meeting or a Special Shareholders' Meeting is given by means of a notice published in a newspaper of Telefónica CTC Chile's corporate domicile (currently, Santiago) or in the Official Gazette in the prescribed manner by the law and its rule. Notice must also be mailed to each shareholder and given to the SVS at least 15 days prior to the meeting.

The quorum to constitute a shareholders' meeting is established by the presence, in person or by proxy, of shareholders representing at least the absolute majority of the issued voting shares of the Company; if a quorum is not present at the first meeting, the meeting can be reconvened and shareholders present at the reconvened meeting are deemed to constitute a quorum regardless of the percentage of the shares represented. The agreements will be adopted by the absolute majority of the present or represented shares with voting rights. However, if a shareholders' meeting is called for the purpose of: (i) transformation, merger or division of the Company, (ii) an amendment to the term of duration or early dissolution, (iii) a change in corporate domicile, (iv) a decrease of corporate capital, (v) approval of capital contributions or assessments of assets other than cash, (vi) modification of the faculties reserved to shareholders or limitations of attributions on the Board of Directors, (vii) reduction in the number of Directors comprising the Board, (viii) the sale, transfer or disposition of 50% or more of the Company's assets, either including or excluding their corresponding liability, or the formulation or modification of any business plan which includes the sale, transfer or disposition of the Company's asset in such percentage, (ix) the form of distributing corporate benefits, (x) real or personal guarantees to caution liabilities of any third party, in an amount exceeding 50% of the Company's total assets, (xi) the purchase by the Company of the Company's issued stock in accordance with Articles 27A and 27B of Law 18,046, (xii) corrections of formal defects with regard to the Company's incorporation or amendments to the Bylaws relating to any of the matters enumerated above, or (xiii) any other alluded to in the Bylaws; the vote required at such meeting is two-thirds of the issued voting Shares as established in Article 44 of the Bylaws of the Company.

The Company's Bylaws (Article 45 Bis), as well as Decree-Law 3500 (Article 121), state that the approval of 75% of voting shares is required in a Special Shareholders' Meeting, in order to modify the following provisions or bylaws:

(a)	the share concentration limit of 45% of the capital with voting rights;

(b)	the quorum of two-thirds of the Board of Directors that is required for the prior approval of the agreements and contracts between the Company and its majority shareholders, board members and executive officers, or persons related to them;

(c)	the obligation of the Board of Directors to always act within the limits determined by the investment and financing policy approved by the General Annual Shareholders' Meeting;

(d)	the obligation of the General Annual Shareholders' Meeting to approve the investment and financing policy proposed by management;

(e)	the fact that the following matters are subject to approval of a Special Shareholders' Meeting: the sale of assets or rights of the Company that have been declared essential to its operations in the investment and financing policy, as well as the creation of encumbrances upon such assets, and the modification of the investment and financing policy approved by the General Annual Shareholders' Meeting;

(f)	the requirement that no shareholder may exercise, personally or through others, the right to vote shares held in excess of 45% of the capital with voting rights and that no person may represent shareholders that, as a group, own more than 45% of the capital with voting rights;

(g)	the norms that regulate the withdrawal rights of the AFPs;

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

Chilean law does not require a publicly traded company to provide the level and type of information that United States securities laws require a reporting company to provide to its shareholders in connection with a solicitation of proxies. Under Chilean law, a notice of a shareholders' meeting listing matters to be addressed at the meeting must be mailed not later than 15 days prior to the date of a meeting. In the case of a General Annual Shareholders' Meeting, an annual report of the Company's activities, which includes audited financial statements for the Company, must also be mailed to certain shareholders. Additionally, the Company regularly provides, and management intends to continue to provide, a proposal for the final dividend, a statement of the proposed dividend policy for interim dividends for the then current year and a statement of Telefónica CTC Chile's Investment and Financing Policy required by Decree-Law 3500 discussed below. See "Item 8. Financial Information—Dividend Policy and Dividends."

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

Only shareholders registered as such with the Company at least five days prior to the date of a shareholders' meeting are entitled to attend and vote their shares. Shareholders may appoint another individual (who need not be a shareholder) as their proxy to attend and vote on their behalf. Every shareholder entitled to attend and vote at a shareholders' meeting have one vote for each share subscribed. The Company's Bylaws (Article 46), as well as the Chilean Corporations Law (Article 68), stipulate that the shares belonging to shareholders who, during a period of over five years, have not collected dividend payments that the Company has distributed and have not attended shareholders' meetings that were held, are not considered for quorum purposes or for the voting majorities required at the shareholders' meetings. When one of the mentioned conditions ceases to occur, those shares must again be considered for the above-mentioned purposes.

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

As mandated by Decree-Law 3500 (discussed below) and as required by Telefónica CTC Chile's Bylaws, at each General Annual Shareholders' Meeting, shareholders of the Company must consider for approval a statement of general investment directives and limitations proffered by management. At the General Annual Shareholders' Meeting held in April 2005, the Investment and Financing Policy for 2005 was approved by Telefónica CTC Chile's shareholders.

The Company's current Investment and Financing Policy for 2005 requires that the maximum consolidated debt-to-equity ratio of Telefónica CTC Chile and its subsidiaries not exceed 1.6.

Under the terms of the Investment and Financing Policy for 2005, notwithstanding the restrictions imposed by law or by the Bylaws on the grant of real or personal guarantees to secure third-party obligations, the Company's management may not agree to grant real or personal guarantees to secure obligations of the Company or of third parties, other than subsidiaries, except upon shareholder approval at an Extraordinary Shareholders' Meeting. Cash obligations arising from amounts payable for the purchase of goods or real estate are exempt from the foregoing, if they are secured by the assets purchased. The Company may agree to restrictions on the distribution of dividends with lenders only after shareholder approval at a General Annual Shareholders' Meeting or at an Extraordinary Shareholders' Meeting.

The Investment and Financing Policy for 2005 also contains restrictions on the disposition of assets or property rights that are essential for the functioning of the Company, including the networks,

central switches, equipment and parcels of land used to provide services pursuant to government licenses. Such assets may, however, be modified or replaced for reasons of technical or economic obsolescence. As of the General Annual Shareholders' Meeting held in April 2005, the Company's essential assets also included 51% of the shares of subsidiaries Telefónica Empresas and Telefónica Mundo.

Finally, the Investment and Financing Policy for 2005, approved at the General Annual Shareholders' Meeting, established that the Company will concentrate investment resources in 2005 in all areas of its business defined in its Bylaws.

Right of Dissenting Shareholders to Tender their Shares

The Chilean Corporations Law provides that, at an Extraordinary Shareholders' Meeting upon any of the resolutions enumerated below, dissenting shareholders acquire the right to withdraw from a Chilean company and to compel that company to repurchase their shares, subject to certain terms and conditions.

"Dissenting" shareholders are defined as (i) shareholders who vote against a resolution and thus acquire the right to withdraw from the company, or (ii) shareholders who are absent at a shareholders' meeting and who state in writing to the company their opposition to the resolution adopted at such a meeting. Dissenting shareholders must manifest their withdrawal rights by tendering their stock to the company within 30 days of adoption of the resolution in question (except in the case of pension fund shareholders, as discussed below).

The price paid to a dissenting shareholder of a public (open) company for such shares is the weighted average of the closing sale prices for the company's shares, as reported on the relevant stock exchanges, for the 60-day period preceding the event giving rise to the withdrawal right.

Under the Chilean Corporations Law, a dissenting shareholder's right to withdraw arises upon adoption of resolutions concerning the following matters:

(a)	transformation of the company;

(b)	merger of the company with another entity;

(c)	disposition of 50% or more of the corporate assets under the terms described in "Item 10. Additional Information—Memorandum and Articles of Association—Shareholders' Meetings and Voting Rights";

(d)	grant of real or personal guarantees to secure third-party obligations in an amount exceeding 50% of the corporate assets;

(e)	creation of preferential rights for a class of shares or modification of those already existing, in which case the right to withdraw only accrues to the dissenting shareholder of the class or classes of shares adversely affected;

(f)	corrections of formal defects with regard to the company's incorporation or amendments to the Bylaws relating to any of the matters enumerated above;

(g)	such other causes as may be established by the Company's bylaws and the Chilean Law;

Registrations and Transfers

The Company's shares are registered by the Company acting as its own transfer agent, as is customary among Chilean corporations. In the case of jointly owned shares, an attorney-in-fact must be appointed to represent the joint owners in the Company.

C.    Material Contracts

On April 26, 2004, Telefónica CTC Chile sold to Telefónica Publicidad e Información S.A. (TPI) the totality of its participation in Sociedad Impresora y Comercial Publiguías S.A., which accounts for 9% of its equity. The total price of the transaction was US$14.8 million. For more information on this transaction see "Item 7. Major Shareholders and Related Party Transactions."

On July 23, 2004, Telefónica CTC Chile sold 100% of the shares in Telefónica Móvil de Chile S.A. to Telefónica Móviles S.A. (TEM). The total final price for the sale was US$1.321 million which included a US$1,058 million dollar payment for Telefónica Móvil de Chile S.A.'s outstanding equity, equivalent to Ch$736,325 million, and TEM's assumption of Ch$168,000 million (US$263 million) (historic) for the existing debt of Telefónica Móvil de Chile S.A. with Telefónica CTC Chile. For more information on this transaction see "Item 4. Information on the Company—Divestitures."

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

Under the Chapter XXVI and the Foreign Investment Contract, the Central Bank grants to the Depositary, on behalf of ADR holders, and to any non–Chilean investor who withdraws shares of Series A Common Stock upon delivery of ADRs (such shares being referred to herein as "Withdrawn Shares") access to the formal currency market to convert pesos to dollars (and remit such dollars outside of Chile) with respect to shares of Series A Common Stock represented by ADSs or Withdrawn Shares, including amounts received as (a) cash dividends, (b) proceeds from the sale in Chile of Withdrawn Shares (subject to receipt by the Central Bank of a certificate from the holder of the Withdrawn Shares (or from an institution authorized by the Central Bank) that such holder's residence and domicile are outside of Chile and a certificate from a Chilean exchange (or from a brokerage or securities firm established in Chile) that such Withdrawn Shares were sold on a Chilean exchange), (c) proceeds from the sale in Chile of rights to subscribe for additional shares of Series A Common Stock, (d) proceeds from the liquidation, merger or consolidation of the Company, and (e) other distributions, including without limitation, those resulting from any re–capitalization, as a result of holding shares of Series A Common Stock represented by ADSs or Withdrawn Shares. Transferees of Withdrawn Shares are not entitled to any of the foregoing rights under Chapter XXVI. Investors receiving Withdrawn Shares in exchange for ADRs have the right to redeposit such shares in exchange for ADRs, provided that the conditions to redeposit are satisfied.

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

The Central Bank regulations that became effective on July 4, 1995 (the "New Central Bank Regulations") required persons bringing foreign currency into Chile for the purpose of acquiring pesos to purchase securities to either (1) establish a non–interest bearing deposit with the Central Bank of Chile for a one–year term in an amount equal to 30% of foreign currency brought into Chile or (2) pay a charge to the Central Bank at the time the foreign currency is converted into pesos in an amount equal to interest on such deposit for one year at the rate of 12–month LIBOR plus 4%. The New Central Bank Regulations were amended in October of 1996 to make them applicable to persons bringing foreign currency into Chile for the purpose of purchasing securities from certain issuers thereof as part of a capital increase by the issuer. However, these rules do not apply to foreign investments made for purposes of purchasing newly issued shares under Chapter XXVI and an ADR investment contract. The New Central Bank Regulations apply to subsequent transactions in which foreign currency is brought into Chile to purchase securities in secondary market transactions.

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

E.    Taxation

The following discussion contains a description of the material Chilean and U.S. federal income tax consequences of the acquisition, ownership and disposition of ADSs (evidenced by ADRs) representing shares of Series A Common Stock by certain holders. This summary is based upon the tax laws of Chile and the United States as in effect on the date of this annual report, which are subject to change, possibly with retroactive effect, and to differing interpretations. You should consult your own tax advisors as to the Chilean, U.S. federal or other tax consequences of the acquisition, ownership and disposition of shares of Series A Common Stock or ADSs, including, in particular, the effect of any state, local or non–U.S., or non–Chilean tax laws.

Chilean Tax Considerations

The following discussion summarizes the principal Chilean tax consequences of the acquisition, ownership and disposition of shares of Series A Common Stock, or any ADSs representing such Series A Common Stock by an individual holder who is not domiciled or resident in Chile or by a legal entity not organized under the laws of Chile and with no permanent establishment in Chile (a "Foreign Holder"). For purposes of Chilean taxation, an individual holder is a resident of Chile if such holder has resided in Chile for more than six consecutive months in any one calendar year, or for a total of more than six months in two consecutive years. A Chilean citizen generally will be treated as a domiciliary and resident of Chile for Chilean tax purposes, unless such person can demonstrate the contrary.

To date, there is no income tax treaty in force between Chile and the United States. However, an agreement to avoid double tax payments is in negotiations between Chile and U.S.A..

Deposit and Withdrawal of Series A Common Stock in Exchange for ADSs

The deposit and withdrawal of shares of Series A Common Stock in exchange for ADSs is not subject to any Chilean taxes. As to the tax basis of shares of Series A Common Stock received by a Foreign Holder in exchange for ADSs, the Company has obtained a Ruling (the "Ruling") from the Chilean tax authorities that provides that the Chilean tax authorities will abide by the valuation procedure set forth in the Depositary Agreement, which values shares at the highest price at which shares of Series A Common Stock were traded on the Santiago Stock Exchange on the date of the withdrawal of the shares of Series A Common Stock from the Depositary.

Taxation of Dividends

Cash dividends paid by the Company with respect to the shares of Series A Common Stock held by Foreign Holders will be subject to a Chilean withholding tax at the rate of 35% (the "Withholding Tax"), which is withheld and paid over by the Company. A credit against the Withholding Tax is available based on the level of corporate income tax actually paid by the Company on the income to be distributed (the "First Category Tax"). Full applicability of the First Category Tax credit at the 17.0% rate results in an effective Withholding Tax rate of 21.7%. Consequently, the Withholding Tax rate with respect to dividends fluctuates between 21.7 % and 35.0%, depending on whether or not the Company is subject to the First Category Tax.

Due to the Company's increased investments in fixed assets since 1994, taxable income generally has been negative or less than the dividends distributed to its shareholders as of that date. Consequently, no First Category Tax credit has been available generally, resulting in the application of the maximum 35% Withholding Tax rate for most of the period since 1994.

The First Category Tax credit, if available, does not reduce the Withholding Tax on a one–for–one basis because it also increases the base on which the Withholding Tax is imposed. In addition, if the Company distributes less than all of its distributable income, the credit for First Category Tax paid by the Company is reduced proportionately. The example below illustrates the effective Chilean Withholding Tax burden on a cash dividend received by a Foreign Holder, assuming a Withholding Tax rate of 35%, an effective First Category Tax at the maximum rate of 17.0%, and a distribution of 100% of the Company's net income that is distributable after payment of the First Category Tax.

Example:	CH$
Company taxable income	100
First Category Tax (17% of Ch$100)	(17)
Net distributable income	83
Dividend distributed by the Company	83
Withholding Tax
(35% of the Company's taxable income)	(35)
Credit for First Category Tax	17
Net Withholding Tax	(18)
Net dividend received	65 (83–18)
Effective dividend withholding tax rate	21.7% (18/83)

The foregoing tax consequences apply to cash dividends paid by the Company to the Depositary as representative of the holders of ADSs. The Ruling provides that disbursements of such cash dividends by the Depositary to the holders of ADSs will not be subject to Chilean taxation. Dividend distributions made in property (other than shares of Series A Common Stock) will be subject to the same Chilean tax rules as cash dividends based on the fair market value of such property. Stock dividends are not subject to Chilean taxation.

On September 28, 2001, Law No. 19,753 modified the Income Tax Law, raising the corporate income tax rate to 16% for year 2002, 16.5% for year 2003, and 17% for 2004 and forward.

Consequently, the effective Withholding Tax rate for dividend distribution purposes would be as follows:

Year 2002	22.6%
Year 2003	22.2%
From Year 2004	21.7%

Taxation of Capital Gain on the Sale of Shares of Series A Common Stock and ADSs

The Ruling provides that gains from sales or other dispositions of ADSs are not subject to any Chilean taxes, provided that such sales occur outside of Chile.

Gains recognized on a sale or exchange of shares of Series A Common Stock held by Foreign Holders will be subject to Chilean income taxes at an effective rate of 35% if either (i) the Foreign Holder has held the shares for less than one year since exchanging ADSs for shares of Series A Common Stock or (ii) the Foreign Holder acquired and disposed of the Series A Common Stock in the ordinary course of its business or as a habitual trader of shares. In all other cases, gains on the disposition of shares of Series A Common Stock will be subject to a Chilean tax imposed at the rate of 17%.

The distribution and exercise of preemptive rights relating to shares of Series A Common Stock will not be subject to Chilean taxes; however, amounts received in exchange for the sale of preemptive rights will be subject to the Chilean income taxes with an effective rate of 35%.

Other Chilean Taxes

Although there is no direct authority on this point, as a practical matter there are no Chilean inheritance, gift or succession taxes applicable to the ownership, transfer or disposition of ADSs by a Foreign Holder, but such taxes generally will apply to the transfer at death or by gift of the shares of Series A Common Stock by a Foreign Holder. There are no Chilean stamp, issue, registration or similar taxes or duties payable by holders of debt securities and holders of shares of Series A Common Stock or ADSs.

Withholding Tax Certificates

Upon request, the Company will provide to Foreign Holders appropriate documentation evidencing the payment of the Chilean Interest Withholding Tax (net of the applicable First Category Tax).

U.S. Federal Income Tax Considerations

The following discussion is a summary of the material U.S. federal income tax consequences of the acquisition, ownership and disposition of our Series A Common Stock or our ADSs by U.S. Holders, as defined below. This summary is based on the Internal Revenue Code of 1986, as amended (referred to herein as the "Code"), final, temporary and proposed Treasury regulations, administrative pronouncements of the U.S. Internal Revenue Service (the "IRS") and judicial decisions, all as currently in effect and all of which are subject to change (possibly with retroactive effect), and to different interpretations. It is also based in part on representations by the depositary and assumes that each obligation under the Deposit Agreement and any related agreement will be performed in accordance with its terms. This discussion deals only with shares of Series A Common Stock and ADSs held as capital assets (generally, for investment purposes). It does not discuss all of the tax consequences that may be relevant to a U.S. Holder in light of the U.S. Holder's particular circumstances or to U.S. Holders subject to special rules, such as financial institutions, insurance companies, tax–exempt entities, dealers in securities or foreign currencies, partnerships and other pass–through entities, investors liable for the alternative minimum tax, persons who hold shares of Series A Common Stock or ADSs as part of an integrated investment (including a hedge, straddle or conversion transaction), persons whose functional currency is not the U.S. dollar or persons who actually or constructively own (directly or indirectly) 10% or more of our voting stock or persons who acquired shares of Series A Common Stock or ADSs pursuant to the exercise of any employee stock option or otherwise as compensation. Holders of shares of Series A Common Stock or ADSs should consult their own tax advisors with regard to the application of the U.S. federal income tax laws to their particular situations as well as any tax consequences arising under the laws of any state, local or non–U.S. taxing jurisdiction.

As used herein, the term "U.S. Holder" means a beneficial owner of shares of Series A Common Stock or ADSs that is, for U.S. federal income tax purposes, (1) a citizen or individual resident of the United States, (2) a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) organized under the laws of the United States or of any political subdivision thereof or (3) an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source. The U.S. federal income tax treatment of a partner in a partnership that holds shares of our Series A Common Stock or ADSs will depend on the status of the partner and the activities of the partnership. Partners in such partnerships should consult their own tax advisors.

THE SUMMARY OF U.S. FEDERAL INCOME TAX CONSEQUENCES SET OUT BELOW IS INTENDED FOR GENERAL INFORMATION PURPOSES ONLY. PROSPECTIVE PURCHASERS OF SHARES OF SERIES A COMMON STOCK OR ADSs ARE URGED TO CONSULT WITH THEIR OWN TAX ADVISORS WITH RESPECT TO THE PARTICULAR TAX CONSEQUENCES TO THEM OF ACQUIRING, OWNING OR DISPOSING OF SHARES OF SERIES A COMMON STOCK OR ADSs, INCLUDING THE APPLICABILITY AND EFFECT OF STATE, LOCAL, NON–U.S. AND OTHER TAX LAWS AND POSSIBLE CHANGES IN TAX LAWS.

General

In general, for U.S. federal income tax purposes, holders of ADSs will be treated as the beneficial owners of the shares of the Series A Common Stock represented by those ADSs. Deposits and withdrawals of shares of Series A Common Stock in exchange for ADSs will not result in the realization of gain or loss for U.S. federal income tax purposes.

The U.S. Treasury Department has expressed concerns that parties to whom depositary shares such as the ADSs are released may be taking actions that are inconsistent with the claiming of foreign tax credits by U.S. Holders of the ADSs. Such actions would also be inconsistent with the claiming of the reduced rate of tax, described below, applicable to dividends received by certain non–corporate holders. Accordingly, the analysis of the creditability of Chilean taxes and the availability of the reduced tax rate for dividends received by certain non–corporate holders, each described below, could be affected by actions taken by parties to whom the ADSs are released.

Taxation of Dividends

Distributions made by the Company of cash or property (other than certain pro rata distributions of common shares) generally will constitute a taxable dividend to the extent paid out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. The full amount of any dividend paid in respect of shares of our Series A Common Stock or ADSs (including the amount of Chilean withholding taxes imposed on such dividend) will be included in the gross income of a U.S. Holder, as foreign source dividend income, at the time that the dividend is received by the U.S. Holder, in the case of shares of our Series A Common Stock, or by the depositary, in the case of ADSs.

The amount of any dividend paid in pesos generally will be measured by reference to the spot rate for converting pesos into U.S. dollars in effect on the date that the dividend is received by the U.S. Holder, in the case of shares of our Series A Common Stock, or by the depositary, in the case of ADSs. A U.S. Holder may recognize foreign currency gain or loss, which would be treated as ordinary gain or loss, upon a subsequent conversion of pesos into U.S. dollars. U.S. Holders should consult their own tax advisors regarding the calculation and U.S. federal income tax treatment of foreign currency gain or loss. The amount of any distribution of property other than cash will be the fair market value of such property on the date of distribution. Dividends paid by us will not be eligible for the dividends received deduction generally allowed to U.S. corporations under the Code.

Subject to applicable limitations and the discussion above regarding concerns expressed by the U.S. Treasury, dividends paid to non–corporate U.S. Holders in taxable years beginning prior to January 1, 2009 will be subject to taxation at a maximum rate of 15% if the dividends represent "qualified dividend income." Dividends paid on the ADSs will be treated as qualified dividend income if (i) the ADSs are readily tradable on an established securities market in the United States and (ii) we were not in the year prior to the year in which the dividend was paid, and are not in the year in which the dividend is paid, a passive foreign investment company ("PFIC"), foreign personal holding company ("FPHC") or foreign investment company ("FIC"). The ADSs are listed on the New York Stock Exchange, and may qualify as readily tradable on an established securities market in the United States so long as they are so listed. However, no assurances can be given that the ADSs will be or remain readily tradable.

Based on existing guidance, it is not entirely clear whether dividends received with respect to the shares of Series A Common Stock will be treated as qualified dividends, because the shares of Series A Common Stock are not themselves listed on a United States exchange. In addition, the United States Treasury Department has announced its intention to promulgate rules pursuant to which holders of ADSs or shares of Series A Common Stock and intermediaries though whom such securities are held will be permitted to rely on certifications from issuers to establish that dividends are treated as qualified dividends. Because such procedures have not yet been issued, the Company is not certain that it will be able to comply with them. U.S. Holders of ADSs and shares of Series A Common Stock should consult their own tax advisors regarding the availability of the reduced dividend tax rate in the light of their own particular circumstances.

Subject to certain limitations and restrictions, and subject to the discussion above regarding concerns expressed by the U.S. Treasury, a U.S. Holder will be entitled to a foreign tax credit against its U.S. federal income tax liability, or a deduction in computing its U.S. federal taxable income, for the net amount of Chilean income taxes (after reduction for the credit for First Category Tax) withheld by us. The limitation on foreign taxes eligible for credit is determined separately with respect to specific classes of income. The rules relating to the calculation of foreign tax credits and the applicable limitations are complex. U.S. Holders should consult their own advisors concerning the implications of the foreign tax credit rules in light of their particular circumstances.

Taxation of Capital Gains or Losses

Upon a sale or other taxable disposition of shares of Series A Common Stock or ADSs, a U.S. Holder will recognize capital gain or loss for U.S. federal income tax purposes equal to the difference, if any, between the amount realized on the sale or other taxable disposition and the U.S. Holder's adjusted tax basis in the shares of Series A Common Stock or ADSs. Such gain or loss will be capital gain or loss and will be long–term capital gain or loss if the U.S. Holder's holding period in the shares of Series A Common Stock or ADSs exceeds one year at the time of the sale or other taxable disposition. Certain U.S. Holders (including individuals) may be eligible for preferential rates of U.S. federal income tax in respect of long–term capital gains. The deductibility of capital losses is subject to limitations under the Code.

Gain or loss derived from the sale or other disposition of shares of our Series A Common Stock or ADSs generally will be treated as U.S. source income or loss for foreign tax credit purposes. Consequently, if a Chilean withholding tax is imposed on the sale or disposition of shares of Series A Common Stock or ADSs, and a U.S. Holder does not receive significant foreign source income from other sources, such U.S. Holder may not be able to derive effective U.S. foreign tax credit benefits in respect of such Chilean withholding tax. If a Chilean tax is withheld on the sale or disposition of shares of Series A Common Stock or ADSs, a U.S. Holder's amount realized will include the gross amount of the proceeds of such sale or disposition before deduction of the Chilean tax. See "—Chilean Tax Considerations—Taxation of Capital Gain on the Sale of Series A Common Stock and ADRs" for a description of when a disposition may be subject to taxation by Chile.

Passive Foreign Investment Company Rules

We believe that we will not be considered a "passive foreign investment company," or PFIC, for U.S. federal income tax purposes. However, because the determination of whether the shares of Series A Common Stock or ADSs constitute shares of a PFIC will be based upon the composition of our income and assets, and entities in which we hold a 25% interest, from time to time, there can be no assurance that the shares of Series A Common Stock or ADSs will not be considered shares of a PFIC for any taxable year. If we were treated as a PFIC for any taxable year during which a U.S. Holder held a share of Series A Common Stock or ADS, certain adverse consequences could apply to the U.S. Holder, including the imposition of higher amounts of tax than would otherwise apply to a U.S. Holder and additional tax form filing requirements. U.S. Holders are urged to consult their tax advisors regarding the consequences to them if we were considered to be a PFIC, as well as the availability and advisability of making an election to avoid the adverse United States federal income tax consequences of PFIC status should we be classified as a PFIC for any taxable year. Based on our operations and business plans, we do not believe that we are currently a PFIC and do not expect to become a PFIC in the foreseeable future.

Information Reporting and Backup Withholding

Payment of dividends and sales proceeds that are made within the United States or through certain U.S.–related financial intermediaries generally are subject to information reporting and to backup withholding unless (i) you are a corporation or other exempt recipient or (ii) in the case of backup withholding, you provide a correct taxpayer identification number and certify that you are not subject to backup withholding. Backup withholding is not an additional tax. The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a credit against such U.S. Holder's U.S. federal income tax liability, if any, and may entitle such U.S. Holder to a refund, provided that the required information is timely furnished to the IRS.

U.S. HOLDERS AND PROSPECTIVE PURCHASERS OF SHARES OF OUR SERIES A COMMON STOCK OR ADSs SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THE CHILEAN, U.S. FEDERAL, STATE, LOCAL AND OTHER TAX CONSEQUENCES OF THE ACQUISITION, OWNERSHIP AND DISPOSITION OF SHARES OF OUR SERIES A COMMON STOCK OR ADSs BASED UPON THEIR PARTICULAR CIRCUMSTANCES.

F.    Dividends and Paying Agents

Not applicable.

G.    Statement by Experts

Not applicable.

H.    Documents on Display

Telefónica CTC Chile will provide without charge to each person to whom this Annual Report is delivered, upon written, e–mail or oral request from any such person, a copy of any or all of the documents referenced in this Annual Report. Written requests for such copies should be directed to either of the following contacts:

Compañía de Telecomunicaciones de Chile S.A.	The Global Consulting Group
Avenida Providencia 111, 22nd floor	22 Cortlandt Street, 14th floor
Santiago, Chile	New York, New York 10007
Attention: Sofia Chellew	Attention: Kevin Kirkeby
Head of Investor Relation

E–mail requests for copies of such documents may be made to Telefónica CTC Chile at schelle@ctc.cl or to The Global Consulting Group at kkirkeby@hfgcg.com.

Oral requests for copies of such documents may be made to Telefónica CTC Chile at 0562–691–3867 or to the Global Consulting Group at (646) 284–9416.

I.    Subsidiary Information

Not applicable.

ITEM 11.    QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Overview

The following discussion about the Company's risk management activities includes forward–looking statements that involve risk and uncertainties. Actual results could differ materially from those projected in such forward–looking statements.

The Company faces market risk exposure in two categories: interest rate fluctuations and exchange rate fluctuations.

The primary interest rate risk that the Company faces is the effect on its fluctuating rate loans of a rise in the LIBOR rate. The Company had outstanding as of December 31, 2004, long–term fluctuating rate LIBOR–based loans in the amount of Ch$294,010 million (US$527.5 million), including current maturities and accrued interest. As of December 31, 2003, the Company held long–term LIBOR–based loans in the amount of Ch$337,685 million (US$605.8 million), including current maturities and accrued interest.

The primary exchange rate risk that the Company faces is the depreciation of the peso against the dollar, due to the fact that, although a substantial portion of the Company's long–term liabilities are dollar–denominated, the Company's revenues are largely denominated in Chilean pesos. The Company had, as of December 31, 2004, Ch$412,964 million (US$740.9 million) in dollar–denominated, interest–bearing, long–term liabilities (including current maturities and accrued interest) compared to Ch$603,688 million (US$1,083 million) in dollar–denominated, interest–bearing, long–term liabilities, including current maturities and accrued interest as of December 31, 2003. In addition, as of December 31, 2003, the Company had the equivalent of Ch$103,174 million (US$185.1 million) in euro–denominated, interest–bearing, long–term liabilities (including current maturities and accrued interest), which also exposed the Company to an exchange rate risk. As of December 31, 2004, the Company had no euro–denominated debt outstanding, as the Eurobonds were amortized at maturity in August 2004.

The Company periodically reviews its exposure to risks arising from fluctuations in foreign exchange rates and interest rates, and determines at its senior management level how to hedge such risks. Subject to this review process, the Company manages foreign currency and interest rate risks through hedging transactions in the Chilean and foreign derivative markets and through other mechanisms, such as the purchasing in the Chilean capital markets of dollar–denominated marketable securities with floating LIBOR–based interest rates. The Company has entered into interest rate swaps, forward rate agreements, cross currency swaps, interest rate collars and foreign currency forward contracts with respect to a portion of its borrowings. The Company uses such derivative instruments to reduce risk by offsetting market exposure. The derivative instruments held by the Company are not leveraged and are not held for trading.

In the normal course of business, the Company also faces risks that are either non–financial or non–quantifiable. Such risks principally include political risk, credit risk and legal risk, and are not represented in the tables below.

Risk of Variations in Floating Interest Rates

The major part of Chilean peso–denominated debt is fixed–rate UF denominated. Of the Company's long–term interest–bearing debt denominated in foreign currencies, as of December 31, 2004, 23.4% was fixed–rate debt and 76.6% was floating–rate debt, compared to 52.2% fixed–rate debt and 47.8% floating–rate debt as of December 31, 2003. In 2004, all of the Company's foreign currency long–term floating–rate debt was tied to LIBOR and, in 2003 was tied to LIBOR and euro–LIBOR.

In order to reduce the impact of interest rate fluctuations on its debt obligations, the Company can enter into interest rate swaps (derivatives), which are contracts in which two parties agree to exchange periodic interest payments, whereby the Company typically agrees to make payments, based on a fixed interest rate applied to a notional principal amount on designated dates, to a counterparty that, in turn, agrees to make payments based on a floating rate, such as LIBOR, applied to the same notional amount.

As of December 31, 2004, 28.3% of the Company's interest–bearing debt, including both long– and short–term and foreign currency and Chilean peso–denominated debt, was exposed to interest rate fluctuations. The remaining 71.7% of the Company's interest–bearing debt was insulated from interest rate fluctuations: 33.2% was hedged through the instruments set forth in the following table, and 40.2% was fixed–rate debt. As of December 31, 2004, the Company had outstanding forward rate agreements with an aggregate notional amount of Ch$83,606 million (US$150.0 million), which were entered into in order to hedge against changes in interest rates that may affect Telefónica CTC Chile's debt obligations. Additionally, in order to reduce financial expenses, the Company has entered into cross currency swaps for Ch$113,759 million (US$204.1 million), which serve to hedge US$200 million against dollar–peso exchange rate fluctuations and, at the same time, effectively change its floating rate to a fixed rate.

As of December 31, 2003, 43.5% of the Company's interest–bearing debt, including both long– and short–term and dollar–, euro– and Chilean peso–denominated debt, was exposed to interest rate fluctuations. The remaining 56.5% of the Company's interest–bearing debt was insulated from interest rate fluctuations: 10.6% was hedged through the instruments set forth in the following table, and 45.9% was fixed–rate debt. As of December 31, 2003, the Company had outstanding forward rate agreements with an aggregate notional amount of Ch$91,426 million (US$164.0 million), which were entered into in order to hedge against changes in interest rates that may affect Telefónica CTC Chile's debt obligations. Additionally, in order to reduce financial expenses, the Company entered into cross currency swaps for Ch$65,686 million (US$117.8 million), which served to hedge a portion of the Eurobonds issued in 1999 against euro–dollar exchange rate fluctuations and, at the same time, effectively change the fixed rate of the bonds to a floating rate, allowing the Company to take advantage of a market trend toward lower interest rates.

The following table summarizes the long–term interest–bearing debt obligations (including current maturities and accrued interest) and derivative instruments held by the Company as of December 31, 2004 and 2003. The Company enters into interest rate swaps and/or cross currency swaps and/or zero–cost collar contracts or any other hedging instrument to achieve synthetically the appropriate level of variable and fixed–rate debt approved by senior management. For debt, the tables present principal payment obligations by maturity date and the related average interest rate. For collars, the tables present the notional amounts and cap and floor rates by contractual dates. Average interest rates for liabilities are calculated based on the prevailing interest rate as of December 31 of each year, for each loan. Dollar–denominated liabilities have been converted into Chilean pesos based on the Observed Exchange Rate as of December 31, 2004, which was Ch$557.40 = US$1.00.

	As of December 31, 2004 Expected Maturity Date
	Average Interest Rate(2)	2005	2006	2007	2008	2009	Thereafter	Total Long– Term Debt (including current portion)	Fair Value(1)
	(in millions of constant Chilean pesos as of December 31, 2004)
Long–Term Interest–Bearing Debt:
Fixed rate
(Ch$–denominated)	6.63%	72,325	1,254	1,253	1,255	1,418	8,040	85,545	85,475
(US$–denominated)(3)	8.19%	4,106	114,848	–	–	–	–	118,954	113,554

Variable rate
(Ch$–denominated)	1.55%	207	–	–	61,562	–	–	61,769	61,769
(US$–denominated)(3)	2.91%	15,310	58,527	75,249	33,444	111,480	–	294,010	294,010
(Euro–denominated)	–	–	–	–	–	–	–	–	–

Interest Rate Derivatives
Forward Rate Agreements:
Notional amount of variable to fixed (US$–denominated)	–	83,606	–	–	–	–	–	–	–
Average pay rate	–	1.82%	–	–	–	–	–	–	–
Average received rate	–	1.84%	–	–	–	–	–	–	–
Cross Currency Swaps:
Notional amount of variable to fixed (US$–denominated)(4)	–	113,759	–	–	–	–	–	–	–
Average pay rate(4)	–	3.46%	–	–	–	–	–	–	–
Average received rate(4)	–	2.92%	–	–	–	–	–	–	–
Zero–Cost Collar:
Notional amount	–	–	–	–	–	–	–	–	–
Average cap rate	–	–	–	–	–	–	–	–	–
Average floor rate	–	–	–	–	–	–	–	–	–

(1)	These figures were calculated based on the discounted value of future cash flows expected to be received or paid, considering current discount rates that reflect the different risks involved. See "Additional Disclosure Requirements" to Note 34 of the Audited Consolidated Financial Statements for more information regarding the fair value of financial instruments and derivatives.

(2)	"Average interest rate" means, for variable rate debt, the average prevailing interest rate as of December 31, 2004 on Telefónica CTC Chile's variable rate debt and, for fixed rate debt, the average prevailing interest rate as of December 31, 2004 on Telefónica CTC Chile's fixed rate debt.

(3)	These figures were calculated based on the Observed Exchange Rate as of December 31, 2004, which was Ch$557.40 = US$1.00.

	As of December 31, 2003 Expected Maturity Date
	Average Interest Rate(2)	2004	2005	2006	2007	2008	Thereafter	Total Long– Term Debt (including current portion)	Fair Value(1)
	(in millions of constant Chilean pesos as of December 31, 2004)
Long–Term Interest–Bearing Debt:
Fixed rate
(Ch$–denominated)	6.68%	4,071	2,369	2,892	3,450	3,975	74,386	91,143	85,215
(US$–denominated)(3)	7.52%	9,041	21,000	235,962	–	–	–	266,003	238,135
(Euro–denominated)	5.38%	103,174	–	–	–	–	–	103,174	103,424

Variable rate
(Ch$–denominated)	1.65%	61,875	–	–	–	–	–	61,875	61,828
(US$–denominated)(3)	2.24%	23,557	128,266	67,176	82,167	36,519	–	337,685	344,681
(Euro–denominated)	–	–	–	–	–	–	–	–	–

Interest Rate Derivatives
Forward Rate Agreements:
Notional amount of variable to fixed (US$–denominated)	–	91,426	–	–	–	–	–	–	–
Average pay rate	–	1.65%	–	–	–	–	–	–	–
Average received rate	–	1.12%	–	–	–	–	–	–	–
Cross Currency Swaps:
Notional amount of fixed to variable (Euro–denominated)(4)	–	65,686	–	–	–	–	–	–	–
Average pay rate(4)	–	4.95%	–	–	–	–	–	–	–
Average received rate(4)	–	5.38%	–	–	–	–	–	–	–
Zero–Cost Collar:
Notional amount	–	–	–	–	–	–	–	–	–
Average cap rate	–	–	–	–	–	–	–	–	–
Average floor rate	–	–	–	–	–	–	–	–	–

(1)	These figures were calculated based on the discounted value of future cash flows expected to be received or paid, considering current discount rates that reflect the different risks involved. See "Additional Disclosure Requirements" to Note 37 of the Audited Consolidated Financial Statements for more information regarding the fair value of financial instruments and derivatives.

(2)	"Average interest rate" means, for variable rate debt, the average prevailing interest rate as of December 31, 2003 on Telefónica CTC Chile's variable rate debt and, for fixed rate debt, the average prevailing interest rate as of December 31, 2003 on Telefónica CTC Chile's fixed rate debt.

(3)	These figures were calculated based on the Observed Exchange Rate as of December 31, 2003, which was Ch$593.80 = US$1.00.

(4)	These figures were calculated based on the exchange rate for the euro against the U.S. dollar as published by the Central Bank of Chile, which was US$1.00 = € 0.7950 as of December 31, 2003, and the Observed Exchange Rate for the U.S. dollar against the Chilean peso as published by the Central Bank of Chile, which was Ch$593.80 = US$1.00 as of December 31, 2003.

Risk of Variations in Foreign Currency Exchange Rates

The Company does not hedge its Chilean peso–denominated debt. The major part of Chilean peso–denominated debt is fixed–rate UF denominated, and therefore indexed to Chilean inflation.

As of December 31, 2004, 73.7% of the Company's interest–bearing debt (including current portion) was dollar–denominated and fully hedged against exchange rate variations between the peso–UF and the U.S. dollar through the instruments set forth in the tables below. The remaining 26.3% of the Company's interest–bearing debt, is UF– or Chilean peso– denominated and therefore not subject to exchange rate risk. As of December 31, 2003, 70.2% of the Company's interest–bearing debt was dollar–denominated and fully hedged against exchange rate variations between the peso–UF and the U.S. dollar through the instruments set forth in the tables below. Of the remaining 29.8% of the Company's interest–bearing debt, 17.8% was UF– or Chilean peso– denominated and therefore not subject to exchange rate risk, while the remaining 12.0% was other currency–, primarily euro–, denominated, which hedged through the instruments set forth in the tables below.

Telefónica CTC Chile enters into forward contracts pursuant to which it agrees to purchase dollars for UF at an agreed exchange rate on a particular date. The maturities of the forward contracts match certain of Telefónica CTC Chile's foreign exchange–denominated liabilities in order to hedge those liabilities. The purpose of the Company's foreign–currency hedging activities is to protect the Company from the risk of devaluation of the Chilean peso against the dollar. Telefónica CTC Chile's risk is the replacement cost, at current market value, of the transactions in the event of default by counterparties. Management believes that the risk of incurring such losses is remote and that any losses would be immaterial, although no assurance can be given to this effect.

As of December 31, 2004, the Company had the equivalent of Ch$412,964 million (US$740.9 million) in U.S. dollar–denominated, interest–bearing, long–term debt (including current portion) outstanding. To reduce the impact of any depreciation of the Chilean peso against the dollar, as of December 31, 2004, the Company had entered into, on a short– and medium–term basis, exchange rate forward contracts for U.S. dollars in exchange for Chilean pesos or UF in the amount of Ch$460,989 million (US$827.0 million), and had entered into a cross–currency interest rate swap for the purchase of U.S. dollars in the equivalent amount of Ch$113,759 million (US$204.1 million). Due to debt reductions the Company had some U.S. dollar forward contracts outstanding that were compensated through new exchange rate forward contracts for Chilean pesos or UF in exchange for U.S. dollars in the amount of Ch$143,173 million (US$256.9 million), in order to reduce the cost of terminating the contract before maturity.

As of December 31, 2003, the Company had the equivalent of Ch$603,688 million (US$1,083.0 million) in U.S. dollar–denominated, interest–bearing, long–term debt outstanding and Ch$103,174 million (US$185.1 million) of long–term debt denominated in euros. To reduce the impact of any depreciation of the Chilean peso against the dollar and against the euro, as of December 31, 2003, the Company had entered into, on a short– and medium–term basis, exchange rate forward contracts for U.S. dollars in exchange for Chilean pesos or UF in the amount of Ch$699,759 million (US$1,255.4 million), and exchange rate forward contracts for euros in exchange for U.S. dollars in the net amount of Ch$19,256 million (US$34.5 million). In order to reduce the impact of euro/US$ exchange rate fluctuations, Telefónica CTC Chile had entered into a cross–currency interest rate swap for the purchase of foreign currency in the amount of Ch$65,704 million (US$117.9 million). As of the end of 2003, the Company had more U.S. dollar forward contracts than U.S. dollar–denominated long–term debt, which partially covered interest payments in 2004.

Due to the relatively small amount of Telefónica CTC Chile's debt denominated in foreign currencies other than U.S. dollars and euros, Telefónica CTC Chile does not hedge exchange risks for foreign currencies other than U.S. dollars and euros.

The tables below provide information about the Company's borrowings and derivative financial instruments that are sensitive to foreign currency exchange rates. For the U.S. dollar– and euro–denominated debt, the tables present principal cash flows by maturity date. For the forward contracts, the tables present the amount of foreign currency that Telefónica CTC Chile has contracted to purchase and the average UF–US$ and euro–US$ exchange rates by contractual dates.

	As of December 31, 2004 Expected Maturity Date
	Average Interest Rate(1)	2005	2006	2007	2008	2009	Thereafter	Total Long– Term Debt (including 2005 Maturities)	Fair Value
	(Ch$ equivalent in millions, except exchange rates)
On–Balance Sheet Financial Instruments:
Liabilities long–term interest–bearing debt:
Fixed rate (US$)(2)	8.19%	4,106	114,848	–	–	–	–	118,954	113,554
Variable rate (US$)	2.91%	15,310	58,527	75,249	33,444	111,480	–	294,010	294,010

Anticipated Transactions and Related Derivatives	Expected transaction date
Forward Exchange Agreements
(ReceiveUS$/payUF):(2)
Liability		290,864	16,475	–	–	–	–	307,339	307,339
Average contractual exchange rate (UF/US$)		0.0356	0.0340	–	–	–	–	–	–
(Receive US$/pay Ch$):
Liability		153,650	–	–	–	–	–	153,650	153,650
Average contractual exchange rate (Ch$/US$)		1.0734
(Receive Ch$/pay US$):
Liability		68,593	–	–	–	–	–	68,593	68,593
Average contractual exchange rate
(US$/Ch$)		1.0463	–	–	–	–	–
(Receive UF/pay US$):
Liability		74,580	–	–	–	–	–	74,580	74,580
Average contractual exchange rate (UF/Ch$)		0.0328
Cross–Currency Swaps
(Receive US$/pay UF)
Liability	–	113,759	–	–	–	–	–	113,759	113,759
Average contractual exchange rate (US$/UF)	–	0.0328

(1)	"Average interest rate" means, for variable rate debt, the average prevailing interest rate as of December 31, 2004 on Telefónica CTC Chile's variable rate debt and, for fixed rate debt, the average prevailing interest rate as of December 31, 2004 on Telefónica CTC Chile's fixed rate debt.

(2)	The UF–dollar exchange rate differs from the peso–dollar exchange rate in that the UF automatically adjusts in accordance with Chilean inflation and is tied in part to the peso–dollar exchange rate.

	As of December 31, 2003 Expected Maturity Date
	Average Interest Rate(1)	2004	2005	2006	2007	2008	Thereafter	Total Long– Term Debt (including 2004 Maturities)	Fair Value
	(Ch$ equivalent in millions, expect exchange rates)
On–Balance Sheet Financial Instruments:
Liabilities long–term interest–bearing debt:
Fixed rate (US$)(2)	7.52%	9,041	21,000	235,962	–	–	–	266,003	238,135
Variable rate (US$)	2.24%	23,557	128,266	67,176	82,167	36,519	–	337,685	344,681
Fixed rate (euro–denominated)	5.38%	103,174	–	–		–	–	103,174	102,399
Anticipated Transactions and Related Derivatives	Expected transaction date
Forward Exchange Agreements
(ReceiveUS$/payUF):(2)
Liability		548,570	74,860	11,733	–	–	–	635,163	635,163
Average contractual exchange rate (UF/US$)		0.0400	0.0362	0.0356	–	–	–	–	–
(Receive euro/pay US$):
Liability		21,396	–	–	–	–	–	21,396	21,396
Average contractual exchange rate (US$/euro)		1.0044	–	–	–	–	–	–	–
(Receive US$/pay Ch$):
Liability		62,150	2,446	–	–	–	–	64,596	64,596
Average contractual exchange rate (Ch$/US$)		1.1737	1.0045	–	–	–	–	–	–
(Receive US$/pay euro):
Liability		2,140	–	–	–	–	–	2,140	2,140
Average contractual exchange rate (euro/US$)		0.9005	–	–	–	–	–	–	–
Cross–Currency Swaps
(Receiveeuro/payUS$):(2)
Liability	–	65,704	–	–	–	–	–	65,704	65,704
Average contractual exchange rate (US$/euro)	–	1.0563	–	–	–	–	–	–	–

(1)	"Average interest rate" means, for variable rate debt, the average prevailing interest rate as of December 31, 2003 on Telefónica CTC Chile's variable rate debt and, for fixed rate debt, the average prevailing interest rate as of December 31, 2003 on Telefónica CTC Chile's fixed rate debt.

(2)	The UF–dollar exchange rate differs from the peso–dollar exchange rate in that the UF automatically adjusts in accordance with Chilean inflation and is tied in part to the peso–dollar exchange rate.

In addition, during 2004, the Company held U.S. dollar–denominated marketable securities such as U.S. dollar–denominated debentures of the Chilean Central Bank ("BCD") and zero net premium instruments of the Chilean Central Bank that are dollar–denominated and pay interest on a fixed–rate basis and principal at maturity. The total fair value of these securities is Ch$26,945.

During 2003, the Company held Pagarés Reajustables en Dólares ("PRD") U.S. dollar–denominated marketable securities, zero net premium instruments of the Chilean Central Bank that are dollar–denominated and pay interest on a fixed–rate basis and principal at maturity, and repurchase agreements that are very short–term investments and pay interest on a fixed–rate basis and also held U.S. dollar–denominated debentures of the Chilean Central Bank ("BCD"). The total fair value of these securities was Ch$44,289.

The tables below provide information about the Company's U.S. dollar–denominated marketable securities that are sensitive to foreign currency exchange rates and presents principal cash flows by maturity date.

	As of December 31, 2004 Maturity Date(1)
	Average Interest Rate(3)	2005	2006	2007	2008	2009	No Contractual Maturity	Fair Value
	(in Ch$ millions as of December 31, 2004)
Marketable securities:
Zero	5.70%	18,750	–	–	–	–	–	18,750
BCD	5.00%	7,191	–	–	–	–	–	7,191
Marketable securities(2)		–	–	–	–	–	1,004	1,004
Total		25,941	–	–	–	–	1,004	26,945

(1)	These figures, calculated based on the Observed Exchange Rate as of December 31, 2004, which was Ch$557,40 = US$1.00, reflect the amount Telefónica CTC Chile would receive if the U.S. dollar-denominated marketable securities were held to maturity.

(2)	These marketable securities have no stated contractual maturity.

(3)	Securities coupon. Effective average rates for zero and BCD are 3.57%, and 3.69%, respectively.

	As of December 31, 2003 Maturity Date(1)
	Average Interest Rate(3)	2004	2005	2006	2007	2008	No Contractual Maturity	Fair Value
	(in Ch$ millions as of December 31, 2004)
Marketable securities:
PRD	6.00%	3,890	–	–	–	–	–	3,890
Zero	5.70%	6,248	19,556	–	–	–	–	25,804
BCD	5.00%	13,809	–	–	–	–	–	13,809
Marketable securities(2)		–	–	–	–	–	786	786
Total		23,947	19,556	–	–	–	786	44,289

(1)	These figures, calculated based on the Observed Exchange Rate as of December 31, 2003, which was Ch$593.8 = US$1.00, reflect the amount Telefónica CTC Chile would receive if the U.S. dollar-denominated marketable securities were held to maturity.

(2)	These marketable securities have no stated contractual maturity.

(3)	Securities coupon. Effective average rates for PRD, zero and BCD are 2.8%, 3.64% and 2.80%, respectively.

ITEM 12.    DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.    DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.    MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15.    CONTROLS AND PROCEDURES

Evaluation of disclosure controls and procedures.    Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we have evaluated the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2004. Based on that evaluation, our principal executive officer and principal financial officer have concluded that these controls and procedures are effective in ensuring that all material information required to be filed in this annual report has been made known to them in a timely fashion.

Changes in internal controls.    No significant changes in our internal controls or in other factors that could significantly affect these controls subsequent to the date of the evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses, were made as a result of the evaluation.

ITEM 16.    [RESERVED]

ITEM 16A.    AUDIT COMMITTEE FINANCIAL EXPERT

As of yet, we have not appointed an "audit committee financial expert" as defined by the SEC. Because we are not required to have an "audit committee" as defined in Rule 10A-3(a)(5)(A) of the Securities and Exchange Act of 1934, as amended, or the Exchange Act, until July 31, 2005, we have deferred the appointment and the determination thereof by our board of directors until such date.

ITEM 16B.    CODE OF ETHICS

We have adopted a code of ethics that applies to our Principal Executive Officer, Principal Financial Officer, Principal Accounting Officer, Controller, and persons performing similar functions. The complete document is available on the Telefónica CTC Chile website (www.telefonicadechile.cl).

ITEM 16C.    PRINCIPAL ACCOUNTANT FEES AND SERVICES

Deloitte & Touche Sociedad de Auditores y Consultores Ltda. has served as the Company's independent public accountants for each of the financial years in the three-year period ended December 31, 2004, for which audited financial statements appear in this annual report on Form 20-F.

The following table presents the aggregate fees for professional services and other services rendered by Deloitte & Touche Sociedad de Auditores y Consultores Ltda ("current audit firm") to the Company in 2004 and 2003.

	As of December 31,
	2003	2004
	(in millions of Chilean pesos as of December 31, 2004)
Audit Fees(1)	340,287	339,043
Audit-Related Fees(2)	—	10,819
Tax Fees(3)	—	—
All Other Fees(4)	—	—
Total	340,287	349,862

(1)	Audit Fees consist of fees billed for the annual audit services engagement and other audit services, which are those services that only the external auditor reasonably can provide, and include the group audit, statutory audits, comfort letters and consents, attest services, and assistance with and review of documents filed with the SEC.

(2)	Audit-related Fees consist of fees billed for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements or that are traditionally performed by the external auditor, and include consultations concerning financial accounting and reporting standards, internal control reviews of new systems, programs and projects, review of security controls and operational effectiveness of systems, review of plans and controls for shared service centers, due diligence related to acquisitions, accounting assistance and audits in connection with proposed or completed acquisitions, and employee benefit plan audits.

(3)	Tax Fees include fees billed for tax compliance services, including the preparation of original and amended tax returns and claims for refund, tax consultations, such as assistance and representation in connection with tax audits and appeals, tax advice related to mergers and acquisitions, transfer pricing, and requests for rulings or technical advice from taxing authorities, tax planning services, and expatriate tax planning and services.

(4)	All Other Fees include fees billed for training, forensic accounting, data security reviews, treasury control reviews and process improvement and advice, and environmental, sustainability and corporate social responsibility advisory services.

Audit Committee Pre-approval Policies and Procedures

According to Article 52 of Chilean Corporations Law No. 18,046, the engagement of external auditors is approved by shareholders each year at the Company's General Annual Shareholders' Meeting. As such, the Board of Directors of the Company does not have a policy for hiring external auditors. The Company's Directors' Committee is responsible for proposal of external auditors made by the Board to Shareholders at the General Annual Shareholders' Meeting in accordance with the Chilean Corporations Law. As such, at the General Annual Shareholders' Meeting held in April 2004, Company shareholders approved the engagement of Deloitte & Touche Sociedad de Auditores y Consultores Ltda. for the twelve-month period ending April 2005. At the General Annual Shareholders' Meeting held in April 2005, Company shareholders approved the engagement of Ernst & Young for the twelve-month period ending April 2006.

During 2004, the Company's principal accountants did not render any non-audit services. The Company has not permitted the principal accountants to render any non-audit services. The Company's Directors' Committee approves all audit, audit-related services, tax services and other services provided by auditing firms.

ITEM 16D.    EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not required for the year ended December 31, 2004.

ITEM 16E.    PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Period	Total number of ADRs purchased		Average price paid per ADR	Total number of ADRs purchased as part of publicly announced plans or programs	Maximum number of ADRs that may yet be purchased under the plans or programs
January 2004	—		—	—	—
February 2004	—		—	—	—
March 2004	—		—	—	—
April 2004	—		—	—	—
May 2004	—		—	—	—
June 2004	—		—	—	—
July 2004	3,000,000	(1)(2)	US$12.30(3)	—	—
August 2004	—		—	—	—
September 2004	—		—	—	—
October 2004	—		—	—	—
November 2004	—		—	—	—
December 2004	—		—	—	—
Total ADRs repurchased during 2004	3,000,000			—	—

(1)	Telefónica Internacional Chile, S.A., an affiliate of the Company, was the purchaser. These ADRs were not purchased as a part of a publicly announced plan or program.

(2)	Equivalent to 12,000,000 ordinary shares.

(3)	Equivalent to US$3.08 per ordinary share.

There was no repurchase of ordinary shares by the Company or any affiliate in 2004.

PART III

ITEM 17.    FINANCIAL STATEMENTS

Not applicable.

ITEM 18.    FINANCIAL STATEMENTS

See our consolidated financial statements beginning on Page F-1.

ITEM 19.    EXHIBITS

Exhibit No.	Description
1.1	English translation of the Bylaws (Estatutos) of the Company, as amended, which includes its corporate charter.(1)
2.1	The instruments defining the rights of holders of the outstanding long-term debt securities of the Company and its subsidiaries are omitted pursuant to Instruction 2(b)(i) of the Instructions to the Exhibits of Form 20-F. The Company hereby agrees to furnish copies of these instruments to the Securities and Exchange Commission upon request.
4.1	English translation of Contract for the Sale of Sonda Shares between Telefónica Empresas CTC Chile S.A. and Inversiones Pacífico II Limitada dated September 26, 2002.(2)
4.2	English translation of Contract for the Sale of Sonda Shares between Telefónica Empresas CTC Chile S.A. and Inversiones Santa Isabel Limitada dated September 26, 2002.(2)
4.3	English translation of the Option Agreement between Telefónica Empresas CTC Chile S.A. and Inversiones Santa Isabel Limitada dated September 26, 2002.(2)
4.4	English translation of Contract for the Sale of Sonda Shares between the seller Telefónica Empresas CTC Chile S.A. and the buyers Inversiones Pacífico II Limitada, Inversiones Atlántico Limitada and Santa Isabel Limitada dated August 27, 2003.(3)
4.5	English translation of Contract for the Sale of 9% ownership interest in Publiguías between the seller Telefónica CTC Chile S.A. and the buyer Telefónica Publicidad e Información S.A. (TPI) dated April 26, 2004.
4.6	English translation of Contract for the Sale of Telefónica Móvil de Chile S.A. shares between the seller Telefónica CTC Chile S.A. and the buyer Telefónica Móviles S.A. (TEM) dated July 23, 2004.
8.1	List of Subsidiaries of the Company.
11.1	Code of Ethics(3)
12.1	Certification of the Chief Executive Officer of Compañía de Telecomunicaciones de Chile S.A. furnished pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2	Certification of the Chief Financial Officer of Compañía de Telecomunicaciones de Chile S.A. furnished pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1	Certification of the Chief Executive Officer of Compañía de Telecomunicaciones de Chile S.A. furnished pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

Exhibit No.	Description
13.2	Certification of the Chief Financial Officer of Compañía de Telecomunicaciones de Chile S.A. furnished pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

(1)	Filed as an Exhibit to the Company's annual report on Form 20-F for the fiscal year ended December 31, 2001 and incorporated by reference hereto.

(2)	Filed as an Exhibit to the Company's annual report on Form 20-F for the fiscal year ended December 31, 2002 and incorporated by reference hereto.

(3)	Filed as an Exhibit to the Company's annual report on Form 20-F for the fiscal year ended December 31, 2003 and incorporated by reference hereto.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Compañía de Telecom unicaciones de Chile, S.A.
By: /s/ Julio Covarrubias Name: Julio Covarrubias Title: Chief Financial Officer

COMPAÑIA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

REPORT ON THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended
December 31, 2002, 2003 and 2004
(CONSOLIDATED)

(Translation of financial statements originally issued in Spanish)

COMPAÑIA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

CONTENTS

Independent Auditors' Report
Consolidated Balance Sheets
Consolidated Statements of Income
Consolidated Statements of Cash Flows
Notes to the Consolidated Financial Statements

ThCh$	: Thousands of Chilean pesos

UF	:	The Unidad de Fomento, or UF, is an inflation-indexed peso denominated monetary unit in Chile. The daily UF rate is fixed in advance based on the change in the Chilean Consumer Price Index of the previous month

ThUS$	: Thousands of US dollars

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of Compañía de Telecomunicaciones de Chile S.A.:

We have audited the accompanying balance sheets of Compañía de Telecomunicaciones de Chile S.A. and Subsidiaries (the "Company") as of December 31, 2004 and 2003, and the related consolidated statements of operations and cash flows for each of the three years in the period ending December 31, 2004 (all expressed in constant Chilean pesos). Our audit also included the financial statements schedules listed in the index to Item 18. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Compañía de Telecomunicaciones de Chile S.A. and subsidiaries as of December 31, 2004 and 2003, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2004, in conformity with accounting principles generally accepted in Chile. Also, in our opinion, such financial statement schedules, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly in all material respects the information set forth therein.

As detailed in Note 2 d) 2), on July 23, 2004, the Company sold its subsidiary Telefónica Móvil de Chile S.A. As a result of this transaction, the Company recognized a gain on disposal of ThCh$303,540,170, net of taxes and goodwill write-off.

Accounting principles generally accepted in Chile vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 37 to the consolidated financial statements.

Our audits also comprehended the translation of constant Chilean peso amounts into U.S. dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 2 f). Such U.S. dollar amounts are presented solely for the convenience of readers in the United States of America.

/s/ Deloitte

June 10, 2005

COMPAÑIA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2003 AND 2004

(Restated for general price-level changes and expressed in thousands of constant Chilean pesos (ThCh$) as of December 31, 2004 and thousands of US Dollars)

		At December 31,
ASSETS	Notes	2003	2004	2004
		ThCh$	ThCh$	ThUS$
				(Note 2)
CURRENT ASSETS:
Cash		19,826,344	7,859,890	14,102
Time deposits	(34)	5,512,430	53,138,702	95,333
Marketable securities, net	(4)	44,289,925	26,120,961	46,862
Accounts receivable, net	(5)	212,963,591	146,624,878	263,052
Notes receivable, net	(5)	7,535,879	4,563,212	8,187
Other receivables	(5)	17,246,222	28,924,667	51,892
Due from related companies	(6a )	18,997,848	21,160,267	37,962
Inventories, net		20,473,935	6,408,059	11,496
Recoverable taxes		15,814,237	—	—
Prepaid expenses		7,695,407	3,137,542	5,629
Deferred taxes	(7b )	17,528,897	14,247,630	25,561
Other current assets	(8)	43,315,885	110,140,983	197,598
TOTAL CURRENT ASSETS		431,200,600	422,326,791	757,674

PROPERTY, PLANT AND EQUIPMENT	(10)
Land		28,321,545	26,340,152	47,255
Buildings and improvements		190,343,681	189,687,779	340,308
Machinery and equipment		3,544,126,191	3,113,323,501	5,583,632
Other property, plant and equipment		384,588,181	256,562,221	462,090
Technical revaluation		9,455,025	9,436,071	16,929
Accumulated depreciation (less)		2,281,219,997	2,212,472,622	3,969,273
TOTAL PROPERTY, PLANT AND EQUIPMENT, NET		1,875,614,626	1,382,877,102	2,480,941

OTHER NON-CURRENT ASSETS
Investment in related companies	(11)	10,273,018	7,621,263	13,673
Investment in other companies		3,950	3,950	7
Goodwill	(12)	162,082,398	19,338,697	34,694
Accounts receivable and other	(5)	30,961,064	17,440,821	31,290
Intangibles	(13)	41,416,755	38,450,118	68,981
Less: Accumulated amortization	(13)	4,672,837	6,893,848	12,368
Others	(14)	10,475,756	13,456,048	24,141
TOTAL OTHER ASSETS		250,540,104	89,417,049	160,418
TOTAL ASSETS		2,557,355,330	1,894,620,942	3,399,033

The accompanying notes 1 to 37 are an integral part of these consolidated financial statements

		At December 31,
LIABILITIES	Notes	2003	2004	2004
		ThCh$	ThCh$	ThUS$
				(Note 2)
CURRENT LIABILITIES:
Short-term obligations with banks and financial institutions	(15)	19,811,495	19,478,974	34,946
Current maturities of long-term debt	(15)	85,431,911	15,516,787	27,838
Commercial paper	(17a )	—	34,746,717	62,337
Current maturities of bonds payable	(17b )	115,522,859	76,398,621	137,062
Current maturities of other long-term obligations		458,901	32,134	58
Dividends payable		113,854	1,771,031	3,177
Trade accounts payable	(35)	128,727,583	66,935,017	120,084
Notes payable		304,306	—	—
Other payables	(36)	85,091,154	46,401,050	83,246
Due to related companies	(6b )	25,586,054	27,956,712	50,156
Accruals	(18)	11,871,868	7,463,071	13,389
Withholdings		12,785,949	15,523,994	27,851
Income tax		—	27,319,414	49,012
Unearned income		9,076,018	7,700,576	13,815
Other current liabilities		5,003,736	1,114,676	2,000

TOTAL CURRENT LIABILITIES		499,785,688	348,358,774	624,971

LONG-TERM LIABILITIES:
Long-term debt with banks and
financial institutions	(16)	314,128,186	340,262,113	610,445
Bonds payable	(17b )	319,449,187	127,836,164	229,344
Other accounts payable		6,988,687	2,179,391	3,910
Due to related companies	(6b )	21,000,675	—	—
Accruals	(18)	19,675,441	29,254,826	52,484
Deferred taxes	(7b )	47,729,995	56,011,841	100,488
Other liabilities		4,705,632	4,215,598	7,563

TOTAL LONG-TERM LIABILITIES		733,677,803	559,759,933	1,004,234

CONTINGENCIES AND COMMITMENTS	(28)	—	—	—

MINORITY INTEREST:	(20)	1,398,355	1,631,223	2,926

SHAREHOLDERS' EQUITY:	(21)
Paid-in capital		880,977,537	880,977,537	1,580,512
Other reserves		(810,979)	(1,237,651)	(2,220)
Retained earnings		442,326,926	105,131,126	188,610
Accumulated earnings		431,939,697	48,806,351	87,561
Net income for the year		10,387,229	311,628,674	559,075
Interim dividend (less)		—	255,303,899	458,026

TOTAL SHAREHOLDERS' EQUITY		1,322,493,484	984,871,012	1,766,902

TOTAL LIABILITIES, MINORITY INTEREST,
AND SHAREHOLDERS' EQUITY		2,557,355,330	1,894,620,942	3,399,033

The accompanying notes 1 to 37 are an integral part of these consolidated financial statements

COMPAÑIA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2002, 2003 AND 2004

(Restated for general price-level changes and expressed in thousands of constant Chilean pesos (ThCh$) as of December 31, 2004 and thousands of US Dollars)

		For the year ended December 31,
	Notes	2002	2003	2004	2004
		ThCh$	ThCh$	ThCh$	ThUS$
					(Note 2)

OPERATING REVENUES:		891,468,067	833,109,969	702,875,206	1,260,989
Less: Operating costs		621,358,367	539,128,218	444,449,995	797,363
Gross profit		270,109,700	293,981,751	258,425,211	463,626
Less: Administrative and selling expenses		135,011,571	175,740,046	159,291,069	285,775
OPERATING RESULTS		135,098,129	118,241,705	99,134,142	177,851
NON-OPERATING RESULTS:
Interest income		17,279,830	7,253,943	9,285,886	16,660
Equity in earnings of equity-method investees	(11)	2,552,400	1,121,754	720,306	1,292
Other non-operating income	(22a )	13,687,582	12,642,215	475,489,010	853,048
Equity in losses of equity-method investees	(11)	113,993	423,974	177,673	319
Less: Amortization of goodwill	(12)	25,531,225	23,660,877	140,402,335	251,888
Less: Interest expense and other		84,344,190	62,776,634	54,053,465	96,974
Less: Other non-operating expenses	(22b )	39,215,215	12,782,812	24,670,964	44,261
Price-level restatement	(23)	(6,382,087)	385,734	(4,166,614)	(7,475)
Foreign exchange (loss) gain	(24)	(2,886,716)	264,789	13,148,626	23,589
NON-OPERATING (LOSS) INCOME, NET		(124,953,614)	(77,975,862)	275,172,777	493,672
INCOME BEFORE INCOME TAXES AND MINORITY INTEREST		10,144,515	40,265,843	374,306,919	671,523
Income taxes	(7c )	(27,658,543)	(29,734,381)	(62,395,207)	(111,940)
(LOSS)/INCOME BEFORE MINORITY INTEREST		(17,514,028)	10,531,462	311,911,712	559,583
Minority interest	(20)	(789,582)	(144,233)	(283,038)	(508)
NET (LOSS) INCOME FOR THE YEAR		(18,303,610)	10,387,229	311,628,674	559,075

The accompanying notes 1 to 37 are an integral part of these consolidated financial statements

COMPAÑIA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2002, 2003 AND 2004

(Restated for general price-level changes and expressed in thousands of constant Chilean pesos (ThCh$) as of December 31, 2004 and thousands of US Dollars)

		For the year ended December 31,
	Notes	2002	2003	2004	2004
		ThCh$	ThCh$	ThCh$	ThUS$
					(Note 2)
Net (loss) income for the year		(18,303,610)	10,387,229	311,628,674	559,075
Sales of assets:
Loss (Gain) on sales of property, plant and equipment		115,291	(1,731,090)	15,297	27
Gain on sales of investments (less)		(8,149,403)	(3,679,867)	(471,351,264)	(845,625)
Loss on sales of investments		—	68,168	—	—
Debits (credits) to income that do not represent cash flows:
Depreciation for the year		271,995,718	275,920,648	234,252,467	420,259
Amortization of intangibles		1,075,760	1,951,505	2,576,077	4,622
Provisions and write offs		31,437,780	31,907,184	29,559,366	63,778
Equity in earnings of equity method investees		(2,552,400)	(1,121,754)	(720,306)	(1,292)
Equity in losses of equity method investees		113,993	423,974	177,673	319
Amortization of goodwill		25,531,225	23,660,877	140,402,335	251,888
Price-level restatement		6,382,087	(385,734)	4,166,614	7,475
Foreign exchange (loss) gain		2,886,716	(264,789)	(13,148,626)	(23,589)
Other credits to income that do not represent cash flows		(20,660,483)	(7,698,661)	(1,003,487)	(1,800)
Other debits to income that do not represent cash flows		54,200,978	8,492,971	11,560,369	20,740
Changes in operating assets (increase) decrease:
Trade accounts receivable		(26,002,545)	(34,768,999)	(3,457,922)	(24,249)
Inventories		11,631,244	(7,166,473)	(13,498,554)	(24,217)
Other assets		95,426,884	17,946,486	18,685,397	40,820
Changes in operating liabilities increase (decrease):
Accounts payable related to operating activities		(51,150,036)	(35,037,566)	(61,796,608)	(110,866)
Interest payable		(1,200,186)	(3,916,724)	(7,336,826)	(13,163)
Income taxes payable (net)		15,186,463	19,195,460	44,289,577	79,457
Other accounts payable related to non-operating activities		(52,204,177)	(3,772,001)	(6,399,548)	(11,481)
V.A.T. and other similar taxes payable		(379,176)	878,415	3,035,735	5,446
Minority interest		789,582	144,233	283,038	508
NET CASH FLOWS FROM OPERATING ACTIVITIES		336,171,705	291,433,492	221,919,478	398,132

		For the year ended December 31,
	Notes	2002	2003	2004	2004
		ThCh$	ThCh$	ThCh$	ThUS$
					(Note 2)
NET CASH USED IN FINANCING ACTIVITIES
Proceeds from loans		14,302,656	—	—	—
Other sources of financing		1,733,013	—	—	—
Obligations with the public		—	20,460,661	34,859,951	62,540
Dividends paid (less)		(1,403,893)	(17,134,418)	(633,850,272)	(1,137,155)
Loans repaid (less)		(147,366,478)	(96,972,241)	(17,184,388)	(30,830)
Repayment of obligations with the public (less)		(119,710,494)	(82,426,143)	(213,512,442)	(383,051)
Repayment of other loans from related companies (less)		(10,420,711)	—	(22,319,221)	(40,042)
Other sources of financing		—	(5,467)	—	—
Net cash used in financing activities		(262,865,907)	(176,077,608)	(852,006,372)	(1,528,538)
NET CASH (USED IN) PROVIDED BY INVESTMENT ACTIVITIES
Sales of property, plant and equipment		756,011	1,105,822	179,156	321
Sales of permanent investments		29,367,384	34,335,676	681,208,764	1,222,118
Sales of other investments		—	60,659,425	17,077,848	30,638
Collection of documented loans to related companies		—	—	170,044,392	305,067
Other investment income		164,715	212	—	—
Acquisition of property, plant and equipment (less)		(102,806,112)	(156,836,024)	(88,201,418)	(158,237)
Payment of capitalized interest (less)		(4,502,285)	—	—	—
Investments in financial instruments (less)		(31,233,764)	(33,991,800)	(10,929,760)	(19,608)
Permanent investments (less)		(124,118)	—	—	—
Other investment activities (less)		(30,777,174)	(7,721,197)	(9,966,914)	(17,881)
Net cash (used in) provided by investment activities		(139,155,343)	(102,447,886)	759,412,068	1,362,418
NET CASH FLOWS FOR THE YEAR		(65,849,545)	12,907,998	129,325,174	232,012
EFFECT OF INFLATION ON CASH AND CASH EQUIVALENTS		(2,323,419)	(518,687)	(6,347,081)	(11,387)
NET (DECREASE) INCREASE OF CASH AND CASH EQUIVALENTS		(68,172,964)	12,389,311	122,978,093	220,625
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR		89,947,578	21,774,614	34,163,925	61,292
CASH AND CASH EQUIVALENTS AT END OF YEAR		21,774,614	34,163,925	157,142,018	281,917

The accompanying notes 1 to 37 are an integral part of these consolidated financial statements

COMPAÑIA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos of December 31, 2004 and thousands
of US Dollars, except as stated)

Note 1.	Composition of Consolidated Group and Registration with the Securities – Registry

a)	Historical background

Compañía de Telecomunicaciones de Chile S.A. ("the Company") provides telecommunication services within Chile which consist of local telephone services, wireless telephone service, long distance and certain broadband services. (See Note 37 II m).

b)	The company is an open stock corporation that is registered in the Securities Registry under No. 009 and is therefore subject to supervision by the Chilean Superintendency of Securities and Insurance (the "SUS").

c)	As of December 31, 2004 the following subsidiaries of the Group are registered with the Securities Registry:

SUBSIDIARIES	Taxpayer N°	Registration Number	Participation percentage (direct & indirect)
			2003	2004
Telefónica Mundo S.A.	96.551.670-0	456	99.16	99.16
Globus 120 S.A.	96.887.420-9	694	99.99	99.99
Telefónica Asistencia y Seguridad S.A.	96.971.150-8	863	99.99	99.99

Note 2.	Significant Accounting Principles

a)	Accounting period

The financial statements cover the years ended December 31, 2002, 2003 and 2004. (The consolidated group financial statements include balance sheets as of December 31, 2003 and 2004 and income and cash flow statements for the three years in the period ended December 31, 2004).

b)	Basis of preparations

These consolidated financial statements (hereinafter the financial statements) have been prepared in accordance with generally accepted accounting principles in Chile and standards set forth by the Chilean Superintendency of Securities and Insurance.

In the event of discrepancies between generally accepted accounting principles in Chile issued by the Chilean Accountants Association and the standards set forth by the Chilean Superintendency of Securities and Insurance, the standards set forth by the Superintendency shall prevail for the Company.

c)	Basis of presentation

The consolidated financial statements for 2003 and their notes have been price-level restated upward for comparison purposes by 2.5% in order to allow comparison with the 2004 financial statements.

For comparison purposes, there have been certain reclassifications made to the 2002 and 2003 financial statements.

d)	Basis of consolidation

These consolidated financial statements include the assets, liabilities, income and cash flows of the Parent Company and subsidiaries. Significant inter-companies transactions have been eliminated and the participation of minority investors has been recognized as Minority Interest (See Note 20).

COMPAÑIA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements – (Continued)

Note 2.	Significant Accounting Principles (continued)

Companies included in consolidation:

As of December 31, 2004 and 2003, the consolidated group (The Company) is composed of Compañía de Telecomunicaciones de Chile S.A. and the following subsidiaries:

		Economic participation percentage
Taxpayer N°	Company name	2002	2003	2004
		Total	Total	Direct	Indirect	Total
79.727.230-2	CTC Isapre S.A. (1)	99.99	99.99	—	—	—
96.545.500-0	CTC Equipos y Servicios de Telecomunicaciones S.A.	99.99	99.99	99.99	—	99.99
96.551.670-0	Telefónica Mundo S.A.	99.16	99.16	99.16	—	99.16
96.961.230-5	Telefónica Gestión de Servicios Compartidos Chile S ..A.	99.99	99.99	99.90	0.09	99.99
96.786.140-5	Telefónica Móvil de Chile (2)	99.99	99.99	—	—	—
74.944.200-k	Fundación Telefónica Chile	50.00	50.00	50.00	—	50.00
96.887.420-9	Globus 120 S.A.	99.99	99.99	99.99	—	99.99
96.971.150-8	Telefónica As istencia y Seguridad S ..A.	99.99	99.99	99.67	0.32	99.99
90.430.000-4	Telefónica Empresas CTC Chile S.A.	99.99	99.99	99.99	—	99.99
90.184.000-8	Comunicaciones Mundiales S.A. (3)	99.66	99.66	—	—	—
96.834.320-3	Telefónica Internet Empresas S.A. (4)	99.99	99.99	—	99.99	99.99
96.811.570-7	Administradora de Telepeajes de Chile S.A. (5)	79.99	79.99	—	79.99	79.99
78.703.410-1	Tecnonáutica S.A.	99.99	99.99	—	99.99	99.99
96.934.950-7	Portal de Pagos e Información S.A. (6)	99.99	99.99	—	—	—
96.893.540-2	Infochile S.A. (6)	99.99	99.99	—	—	—
16.700.900-8	Telefonía Data Chile S.A. (7)	99.99	—	—	—	—

1)	On September 1, 2003, Telefónica CTC Chile S.A., sold 100% of its participation in this subsidiary for UF9,175, (ThCh$158,883) which resulted in Telefónica CTC Chile S.A. recognizing a loss on sale of subsidiary of ThCh$66,705, which is included in "Other non-operating expenses" line in the income statement.

2)	On July 23, 2004, Telefónica CTC Chile sold 100% of its participation in Telefónica Móvil de Chile S.A. The sales price for Telefónica Móviles S.A. (purchaser) was US$1,058 million (Million Ch$663,847 (historic)), which was paid on July 28, 2004. For Telefónica CTC Chile S.A. this transaction meant recognizing a net of tax gain of Million Ch$303,540. This net of tax gain include Million Ch$133,671 of extraordinary of goodwill included in the amortization of goodwill, ThCh$34,911 of taxes included in tax expense and the gain of MCh$664,847 (excluding amortization and taxes) included in other non-operating income.

3)	The Extraordinary Shareholders' Meeting of Telefónica Empresas CTC Chile S.A., held on December 9, 2003, approved the absorption by incorporation of the subsidiary Comunicaciones Mundiales S.A.

4)	On June 19, 2003, Infoera S.A. changed its name to Telefónica Internet Empresas S.A.

5)	On December 1, 2003, the Board of Telefónica Empresas CTC Chile S.A. approved the sale of its shareholding in Administradora de Telepeajes de Chile S.A. of that date, to its subsidiary Telefónica Internet Empresas S.A.

6)	By means of public deeds dated December 1, 2003 and December 31, 2003, the Boards of Portal de Pagos e Información S.A. and Infochile S.A. recorded the absorption of these companies by Tecnonáutica S.A.

7)	The Extraordinary Shareholders' Meeting of Telefónica Empresas CTC Chile S.A., held on January 28, 2003, approved the merger by incorporation of subsidiary Telefónica Data Chile S.A., increasing the capital of Telefónica Empresas CTC Chile S.A. by ThCh$414, equivalent to the issuance of 2,878 shares.

COMPAÑIA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements – (Continued)

Note 2.	Significant Accounting Principles (continued)

e)	Price-level restatement:

The cumulative inflation rate in Chile as measured by the Chilean Consumer Price Index ("CPI") for the three-year period ended December 31, 2004 was approximately 6.5%.

Chilean GAAP requires that the financial statements be restated to reflect the full effects of loss in the purchasing power of the Chilean peso on the financial position and results of operations of reporting entities. The method described below is based on a model that requires calculation of net inflation gains or losses attributed to monetary assets and liabilities exposed to changes in the purchasing power of local currency. The model prescribes that the historical cost of all non-monetary accounts be restated for general price-level changes between the initial date of recognition of each item and the year-end.

The financial statements of the Company have been price-level restated in order to reflect the effects of the changes in the purchasing power of the Chilean currency during each year. All non-monetary assets and liabilities, all equity accounts and statement of operations accounts have been restated to reflect the changes in the CPI from the date they were acquired or incurred to year-end (see also Note 23).

The purchasing power gain or loss included in net income or loss reflects the effects of Chilean inflation on the monetary assets and liabilities held by the Company.

The restatements were calculated using the official consumer price index of the National Institute of Statistics and based on the "prior month rule", in which the inflation adjustments are based on the CPI at the close of the month preceding the close of the respective period or transaction. This index is considered by the business community, the accounting profession and the Chilean government to be the index that most closely complies with the technical requirement to reflect the variation in the general level of prices in Chile, and consequently it is widely used for financial reporting purposes.

The values of the Chilean consumer price indices used to reflect the effects of the changes in the purchasing power of the Chilean peso ("price-level restatement") are as follows:

	Index	Change over Previous November 30,
November 30, 2002	113.36	3.0%
November 30, 2003	114.44	1.0%
November 30, 2004	117.28	2.5%

By way of comparison, the actual values of the Chilean consumer price indices as of the balance sheet dates are as follows:

	Index	Change over Previous December 31,
December 31, 2002	112.86	2.8%
December 31, 2003	114.07	1.1%
December 31, 2004	116.84	2.4%

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

COMPAÑIA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements – (Continued)

Note 2.	Significant Accounting Principles (continued)

The consolidated financial statements have been adjusted by applying price-level restatement standards, in accordance with generally accepted accounting principles in Chile, in order to reflect the changes in the purchasing power of the currency during both years. The accumulated variation in the CPI as of December 31, 2003 and 2004, for opening balances, is 1.0% and 2.5%, respectively.

f)	Basis of conversion

Assets and liabilities in US$ (United States dollars), Euros, and UF (Unidad de Fomento), have been converted to pesos at the exchange rates as of each year end:

YEAR	US$	EURO	UF
2002	718.61	752.55	16,744.12
2003	593.80	744.95	16,920.00
2004	557.40	760.13	17,317.05

Foreign exchange gains/losses originating in the application of this standard, are credited or debited to income for the year.

Convenience translation to U.S. dollars

The financial statements are stated in Chilean pesos. The translations of Chilean pesos into US dollars are included solely for the convenience of the reader, using the observed exchange rate reported by the Chilean Central Bank as of December 31, 2004 of Ch$557.40 to US$1.00. The convenience translations should not be construed as representations that the Chilean peso amounts have been, could have been, or could in the future be, converted into US dollars at this or any other rate of exchange.

g)	Time deposits

Time deposits are carried at cost, price-level restated (if necessary) plus accrued interest.

h)	Marketable securities

Fixed income securities are carried at price-level restated cost or market value, whichever is less, plus accrued interest at each year end, using the actual interest rate calculated at the date of acquisition.

Investments in mutual fund units are carried at the value of the unit at each year end. Investments in shares are shown at their price-level restated value or at their market value, whichever is less.

i)	Inventories

Equipment for sale is carried at price-level restated purchase or manufactured cost or at market value, whichever is less.

Inventories with an estimated turnover period of less than twelve months are classified as current assets and their cost is price-level restated. The obsolescence provision has been determined on the basis of a survey of materials with slow turnover.

j)	Subsidies on sale of cellular telephones

This amount represents the difference between the cost at which Telefónica Móvil de Chile S.A. acquires the cellular equipment from its suppliers and the price at which they are sold to its customers, that is, the subsidy granted to customers.

COMPAÑIA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements – (Continued)

Note 2.	Significant Accounting Principles (continued)

The amount of subsidy, both for prepaid service customers as well as contractual service plan customers, with the exception of "accommodation" phone plan customers, is charged to income at the time the equipment is sold.

k)	Accommodation Contracts

The acquisition cost of these cellular units is capitalized as property, plant and equipment and is depreciated over a term of 24 months from the date the contract is signed. The initial depreciation charge is recorded during the month the contract is signed.

As of June 1, 2002, as a customer retention commercial strategy, the company implemented a customer loyalty policy, which consists in changing out equipment that is 18 months old under accommodation contracts. Based on the above, depreciation provisions have been established for reduced useful lives.

As of September 2003, the Company changed the manner in which it maintains its accommodation cellular equipment as rental cellular equipment, by means of which the equipment is delivered for use during an agreed upon period of time, while the Company maintains ownership of the equipment. The accounting for the cellular equipment did not change.

l)	Allowance for doubtful accounts

Selected percentages are applied when calculating the allowance for doubtful accounts, taking into consideration the aging of such accounts; such percentages reach in some cases 100% of over 120 day category "small customer" balances and 100% of over 180 day "large customer" balances.

m)	Property, plant and equipment

Property, plant and equipment is carried at its price-level restated acquisition and/or construction cost.

Property, plant and equipment acquired up to December 31, 1979 is carried at its appraisal value, as stipulated in Article 140 of D.F.L. No. 4, and that acquired subsequently is carried at its acquisition value, except for those assets which are carried at the appraisal value recorded as of September 30, 1986, as authorized in Circular No. 550 issued by the Chilean Superintendency of Securities and Insurance. All these values have been price-level restated.

Until December 31, 2002, work in progress included the actual financial cost of the loans associated with its financing. Based on the above, interest costs of ThCh$8,048,454 were capitalized during 2002.

n)	Depreciation of property, plant and equipment

Depreciation has been calculated and recorded on a straight-line basis over the estimated useful lives of the assets. The average annual accounting depreciation rate of the Company is approximately 8.13%, 8.29% and 7.93% for 2002, 2003 and 2004, respectively.

Depreciation on assets owned and assets acquired under capital leases are computed using the straight-line method over the related assets' estimated useful lives. The

COMPAÑIA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements – (Continued)

Note 2.	Significant Accounting Principles (continued)

depreciation years employed have been approved by the Chilean Undersecretary of Telecommunications and are summarized as follows:

Range of years
Buildings	25 to 60
Central exchange equipment	10 to 12
Subscriber's equipment	3 to 10
External plant	3 to 40
Office furniture and equipment	3 to 10
Software and other	4 to 10

ñ)	Leased assets

Leased assets with a purchase option which meet the characteristics of a capital lease are recorded as "Other Assets". These assets are not legally owned by the Company; therefore until it exercises the purchase option, they cannot be freely disposed of.

o)	Intangibles

(i)	Rights to underwater cable

Corresponds to the rights acquired by the Company, for use of underwater cable to transmit voice and data. This right is amortized over the term of the respective contracts, with a maximum of 25 years. Amortization for the year amounted to ThCh$779,780, ThCh$944,719 and ThCh$1,663,320 in 2002, 2003 and 2004, respectively.

(ii)	Software licenses

Software licenses are valued at their price-level restated acquisition cost. Amortization is calculated using the straight-line method over their estimated useful life, which does not exceed 4 years.

(iii)	License for the use of radio-electric space

Corresponds to the cost incurred in obtaining licenses for the use of broad-band width. They are shown at price-level restated value and are amortized over the concession term (30 years from the date of publication in the Official Gazette of the decrees that formalize the granting of the respective licenses).

p)	Investments in related companies

These investments are accounted for under the equity method which recognizes the investee's share of income on an accrual basis. For investments abroad the valuation methodology applied is that defined in Technical Bulletin No. 64. These investments are controlled in dollars, since they are in countries deemed to be unstable and their activities are not an extension of the operations of the Parent Company.

q)	Goodwill

These amounts correspond to the excess of the purchase price of an investment over the net book value of the assets acquired and liabilities assumed, for investments in equity-method investees. Goodwill amortization periods have been determined

COMPAÑIA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements – (Continued)

Note 2.	Significant Accounting Principles (continued)

considering factors such as the nature and characteristics of the business and the estimated period of return of the investment. Goodwill arising on the acquisition of investments abroad are controlled in United States dollars (same currency in which the investment is controlled and for the same reasons) as per Technical Bulletin No. 64 of the Chilean Accountants Association. (See Note 12).

Goodwill impairment has been assessed as required under Circular No. 151, of the Superintendency of Securities and Insurance and Technical Bulletin No. 72, of the Chilean Association of Accountants.

r)	Resale agreements

Purchases of securities under agreements to resell are recorded as fixed rate instruments and are classified as Other Current Assets.

s)	Obligations with the public

Bonds payable: are presented in liabilities at the par value of the issued bonds (see note 17b). The difference between the par and placement value, determined on the basis of the difference between the stated and actual interest rate for the transaction, is deferred and amortized straight-line over the term of the respective bond (see notes 8 and 14).

Commercial paper is presented in liabilities at its placement value, plus accrued interest (see note 17a).

Costs directly related to the placement of these obligations are deferred and amortized using the straight-line method over the term of the respective liability.

t)	Income tax and deferred income tax

Income tax is recorded on the basis of taxable amounts under the relevant statutes. Recognition of deferred taxes on all temporary differences, utilizable tax loss carry forwards, and other events that create differences between the tax and accounting base, is recorded following Technical Bulletins No. 60 and 69 of the Chilean Accountants Association and as established by the Chilean Superintendency of Securities and Insurance in Circular No. 1,466 dated January 27, 2000.

On September 28, 2001 Law No. 19,753 was published, increasing the income tax rate to 16% in 2002, 16.5% in 2003 and 17% in 2004 and thereafter. As of December 31 of each year presented, deferred tax assets and liabilities reflect the increase in tax rate for the projected period in which the deferral will reverse. Recognition of the effect on deferred taxes from an increase in income tax rates is mandated by Technical Bulletin N°71 issued by of the Chilean Accountants Association. (See Note 7).

u)	Staff severance indemnities

For employees earning this benefit, the Company's staff severance indemnities obligation is provided for by recording the present value of the obligation using an annual discount rate of 7% considering the projected service periods of the employee determined on the basis of actuarial assumptions. (See Note 19).

Actuarial gains and losses are deferred and amortized over average periods of employee service.

COMPAÑIA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements – (Continued)

Note 2.	Significant Accounting Principles (continued)

v)	Operating revenues

The Company's revenues are recognized on an accrual basis in accordance with generally accepted accounting principles in Chile. Since billing is performed on cycle rather than month-end dates, revenue has been accrued for services that have not been invoiced, determined on the basis of the contracts in force. These amounts are recorded under Trade Accounts Receivable.

The revenues generated by the sale of the prepaid cards (fixed telephony, mobile telephony and long-distance telephony) are recognized in the month in which the traffic is used or in which the card expires, whichever occurs first.

Revenues for the charges for the installation of telephone line are recognized when the service connection is made.

w)	Foreign currency future contracts

The Company has entered into future foreign currency contracts, which represent a hedge against the variation in the exchange rate of its obligations in foreign currency.

These instruments are valued in accordance with Technical Bulletin No. 57 of the Chilean Accountants Association.

The rights and obligations acquired are detailed in Note 27, reflecting in the balance sheet only the net right or obligation at period end, classified according to the maturity of each contract under Other Current Assets or Other Creditors, as applicable. The contract's implicit premium is deferred and amortized over the life of the contracts.

x)	Interest rate coverage

Interest on loans against which interest rate swaps have been entered into, are recorded recognizing the effect of those contracts on the interest rate established in such loans and the rights and obligations acquired there under are shown under Other Creditors or under Other Current Assets, as applicable (See Note 27).

y)	Computer software

The cost of software purchased is deferred and amortized using the straight-line method over a maximum period of four years.

z)	Research and development expenses

Research and development expenses are charged to income in the period in which they are incurred. Those expenses have not been significant in recent years.

aa)	Accumulated adjustment for conversion differences

The Company recognizes in this equity reserve account the difference caused by exchange rate fluctuations and the price-level restatement effect on its investments abroad. These investments are controlled in United States dollars. The balance of this account is credited (charged) to income in the same period in which any gain or loss is recognized on the total or partial disposal of these investments.

ab)	Statement of cash flows

For the purposes of preparing the Statement of Cash Flows according to Technical Bulletin No. 50 of the Chilean Accountants Association and Circular No. 1,312 of the

COMPAÑIA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements – (Continued)

Note 2.	Significant Accounting Principles (continued)

Chilean Superintendency of Securities and Insurance, the Company considers mutual funds, securities under agreements to resell and time deposits maturing in less than 90 days as cash equivalents.

Cash flows related to the Company's line of business and all those not defined as from investment or financing activities are included under "Cash Flows from Operating Activities".

ac)	Correspondents

The Company has current agreements with foreign international traffic carriers, which set the conditions that regulate international traffic, charging or paying such amounts according to net traffic receivable/payable under the rates set in each agreement.

This receivable/payable is recorded on an accrual basis, recognizing the costs and income during the period in which these are incurred, recording the net balances receivable and payable of each carrier under "Trade Accounts Receivable" or "Accounts Payable" as applicable.

COMPAÑIA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements – (Continued)

Note 3.    Accounting Changes

a)	Accounting changes

During the years covered in these financial statements, the accounting principles have been consistently applied.

b)	Change in estimate

As established in Technical Bulletin No. 8 of the Chilean Association of Accountants and the union agreements, the Company modified the estimate of expected periods of service of employees. As the result of this change in estimate, the Company recorded a deferred charge for ThCh$6,008,992 at the beginning of the year which will be amortized over the period of expected average service life of employees eligible for the benefit (See Note 14b).

c)	Change of reporting entity

(i)	Sale of CTC Isapre S.A.

On September 2, 2003, the sale of the subsidiary CTC Isapre S.A. was completed and its net effect resulted in a ThCh$66,705 (historic) loss on the sale of that investment.

(ii)	Sale of Telefónica Móvil de Chile S.A.

Due to the sale of the shares the company held in subsidiary Telefónica Móvil de Chile S.A., on July 23, 2004, Telefónica CTC Chile deconsolidated that company from its financial statements as of July 1, 2004.

As of December 31, 2003, this investment was consolidated. The balance sheet of Telefónica Móvil de Chile S.A. at that date was as follows:

Assets	2003 ThCh$ Audited
Current Assets	88,568,354
Property, Plant And	358,599,935
Other Long-Term Assets	14,595,150
Total Assets	461,763,439

Liabilities	2003 ThCh$ Audited
Current Liabilities	120,285,807
Long-Term Liabilities	125,744,985
Shareholders' Equity	215,732,647
Total Liabilities And Shareholders' Equity	461,763,439

In order to make a comparative analysis of the figures, the consolidated statements of income are presented, assuming for both periods that the investment in Telefónica Móvil de Chile S.A. was recorded using only the equity method.

COMPAÑIA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements – (Continued)

Note 3.    Accounting Changes   (continued)

	Jan-Dec 2003	Jan-Dec 2004	Variation
	ThCh$	ThCh$	ThCh$	%
Operating revenues	600,418,277	576,496,055	(23,922,222)	(4.0)
Operating costs	(496,020,799)	(473,878,230)	22,142,569	(4.5)
Salaries and employee benefits	(77,374,932)	(76,223,681)	1,151,251	(1.5)
Depreciation	(207,548,689)	(192,032,223)	15,516,466	(7.5)
Goods and services	(211,097,178)	(205,622,326)	5,474,852	(2.6)
OPERATING RESULTS	104,397,478	102,617,825	(1,779,653)	(1.7)
Interest income	15,727,926	14,158,699	(1,569,227)	(10.0)
Equity in earnings of equity-method investees (1)	5,353,796	(7,435,679)	(12,789,475)	C.S.
Amortization of goodwill	(23,660,877)	(140,402,335)	(116,741,458)	493.4
Interest expense	(61,885,810)	(53,584,979)	8,300,831	(13.4)
Other non-operating incomes, net	2,298,490	450,660,842	448,362,352	19,506.8
Price-level restatement	133,789	9,632,011	9,498,222	7,099.4
NON-OPERATING RESULTS	(62,032,686)	273,028,559	335,061,245	C.S.
INCOME BEFORE INCOME TAXES AND MINORITY INTEREST	42,364,792	375,646,384	333,281,592	786.7
Income taxes	(31,833,330)	(63,734,672)	(31,901,342)	100.2
Minority interest	(144,233)	(283,038)	(138,805)	96.2
NET INCOME FOR THE PERIOD	10,387,229	311,628,674	301,241,445	2,900.1

(1)	In 2003 Telefónica Móvil de Chile S.A., earned net income of ThCh$4,656,002, whereas in 2004 its loss was ThCh$7,978,287.

Note 4.    Marketable Securities

The balance of marketable securities is as follows:

	2003	2004
	ThCh$	ThCh$
Shares (a)	470,234	439,546
Publicly offered promissory notes	43,503,554	25,681,415
Mutual fund units	316,137	—
Total Marketable Securities	44,289,925	26,120,961

(a)	Shares

Taxpayer No.	Company Name	Number of Shares	Interest	Market Quote per share	Market Value	Restated Cost
			%	ThCh$	ThCh$	ThCh$
Foreign	INTELSAT	96,022	0.057	—	—	439,546
Value of investment portfolios					—	439,546
Adjustment to market value provision					—	—
Book value of investment portfolio					—	439,546

COMPAÑIA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements – (Continued)

Note 4.    Marketable Securities   (continued)

Publicly offered promissory notes (Fixed Income)

	Date			Book Value
Instrument	Purchase	Maturity	Par value	Amount	Interest Rate	Market value	Provision
			ThCh$	ThCh$		ThCh$	ThCh$
Zero-051201	Dec-2002	Oct-2005	2,974,206	3,483,329	5.07	3,530,989	—
Zero-051101	Dec-2002	Nov-2005	1,419,031	1,693,521	5.85	1,716,749	—
Zero-051001	Dec-2002	Dec-2005	11,146,556	13,315,639	5.85	13,502,502	—
Sub-Total			15,539,793	18,492,489		18,750,240	—
BCD-501005	Sep-2004	Oct-2005	2,787,000	2,853,362	5.00	2,853,362	33,854
BCD-501005	Nov-2004	Oct-2005	1,393,500	1,426,332	5.00	1,426,332	4,616
BCD-501005	Dec-2004	Sep-2005	2,787,000	2,909,232	5.00	2,911,454	—
Sub-Total			6,967,500	7,188,926		7,191,148	38,470
Total			22,507,293	25,681,415		25,941,388	38,470

COMPAÑIA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements – (Continued)

Note 5.    Current and long-term receivables

The detail of current and long-term receivables is as follows:

	Current
	Up to 90 days		Over 90 up to 1 year		Subtotal	Total Current (net)				Long-term
Description	2003	2004	2003	2004	2004	2003		2004		2003	2004
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	%	ThCh$	%	ThCh$	ThCh$
Trade accounts receivable	287,748,331	218,916,204	10,658,446	6,837,623	225,753,827	212,963,591	100.00	146,624,878	100.00	4,642,612	2,072,828
Standard telephony service	165,387,825	151,452,021	8,863,641	3,984,556	155,436,577	108,142,330	50.78	87,172,573	59.45	4,642,612	2,072,828
Long distance	44,750,957	41,492,909	—	—	41,492,909	41,020,546	19.26	34,530,424	23.55	—	—
Mobile	50,112,953	—	—	—	—	38,989,773	18.31	—	—	—	—
Communications companies	23,081,603	21,981,344	1,794,470	2,760,633	24,741,977	20,542,213	9.65	21,277,762	14.51	—	—
Others	4,414,993	3,989,930	335	92,434	4,082,364	4,268,729	2.00	3,644,119	2.49	—	—
Allowance for doubtful accounts	(81,011,366)	(77,083,766)	(4,431,820)	(2,045,183)	(79,128,949)	—		—		—	—
Notes receivable	15,867,332	12,052,045	422,032	699,983	12,752,028	7,535,879		4,563,212		—	—
Allowance for doubtful notes	(8,753,485)	(8,188,816)	—	—	(8,188,816)	—		—		—	—
Other receivables	14,138,120	11,379,621	3,108,102	17,545,046	28,924,667	17,246,222		28,924,667		26,318,452	15,367,993
Allowance for doubtful accounts	—	—	—	—	—	—		—		—	—
Total long-term receivables										30,961,064	17,440,821

COMPAÑIA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements – (Continued)

Note 6.    Balances and transactions with related entities

a)	Due from:

		Short-term	Long-term
Taxpayer N°	Company	2003	2004	2003	2004
		ThCh$	ThCh$	ThCh$	ThCh$
96,942,730-3	Telefónica Mobile Solutions Chile S.A.	49,823	111,342	—	—
Foreign	Telefónica España	659,965	40,000	—	—
95,527,390-5	Telefónica Internacional Chile S.A.	6,813	—	—	—
93,541,000-2	Impresora Comercial y Publiguías S.A.	3,518,463	4,211,378	—	—
Foreign	Telefónica Sao Paulo	241,665	—	—	—
Foreign	Emergia U.S.A.	—	44,003	—	—
96,834,230-4	Terra Networks Chile S.A.	1,265,268	588,828	—	—
96,895,220-k	Atento Chile S.A.	405,164	257,803	—	—
96,545,480-2	CTC Marketing e Inform S.A. (Nexcom S.A.)	301,788	—	—	—
96,910,730-9	Emergia Chile S.A.	129,777	42,106	—	—
Foreign	Telefónica LD Puerto Rico	—	2,569	—	—
Foreign	Telefónica Data EEUU	330,221	50,104	—	—
Foreign	Telefónica Data España	413,203	92,163	—	—
Foreign	Telefónica Argentina	1,119,230	190,973	—	—
Foreign	Emergia (Uruguay)	45,103	—	—	—
96,786,140-5	Telefónica Móvil de Chile S.A.	—	6,200,708	—	—
Foreign	Telefónica Procesos Tec. de Información	9,976,868	9,136,863	—	—
59,083,900-0	Telefónica Ingeniería de Seguridad S.A.	5,999	1,669	—	—
Foreign	Telefónica Whole Sale International Services	452,647	189,758	—	—
82,049,000-2	Coasin Chile S.A.	75,851	—	—	—
	Total	18,997,848	21,160,267	—	—

There have been charges and credits recorded to intercompany accounts with these entities for invoicing of sale of materials, equipment and services.

COMPAÑIA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements – (Continued)

Note 6.    Balances and transactions with related entities   (continued)

b)    Due to

		Short-term	Long-term
Taxpayer N°	Company	2003	2004	2003	2004
		ThCh$	ThCh$	ThCh$	ThCh$
96,942,730-3	Telefónica Mobile Solutions Chile S.A.	1,452,155	—	—	—
Foreign	Telefónica España	232,241	172,794	—	—
96,527,390-5	Telefónica Internacional Chile S.A.	270,551	270,146	21,000,675
93,541,000-2	Impresora Comercial y Publiguías S.A.	1,113,562	1,248,641	—	—
Foreign	Telefónica Perú	32,947	38,369	—	—
96,834,230-4	Terra Networks Chile S.A.	4,979,587	4,195,523	—	—
96,895,220-k	Atento Chile S.A.	4,567,808	1,776,718	—	—
96,910,730-9	Emergia Chile S.A.	515,223	129,078	—	—
Foreign	Emergia (Uruguay)	4,408,582	—	—	—
Foreign	Telefónica Guatemala	2,202	2,016	—	—
Foreign	Telefónica El Salvador	157,385	144,134	—	—
96,786,140-5	Telefónica Móvil de Chile S.A.	—	11,968,083	—	—
96,545,480-2	CTC Marketing e Inform S.A. (Nexcom S.A.)	108	—	—	—
Foreign	Telefónica Procesos Tec. de Información	7,253,160	7,076,254	—	—
59,083,900-0	Telefónica Ingeniería de Seguridad S.A.	6,285	33,168	—	—
Foreign	Telefónica Whole Sale International Services	575,672	892,342	—	—
Foreign	Telefónica LD Puerto	3,159	—	—	—
78,868,200-k	Atento Recursos Ltda.	10,668	—	—	—
82,049,000-2	Coasin Chile S.A.	4,759	—	—	—
Foreign	Telefónica Sao Paulo	—	9,446	—	—
	Total	25,586,054	27,956,712	21,000,675	—

As per Article No. 89 of the Corporations Law, all these transactions are carried out under conditions similar to those that normally prevail in the market.

The balance of long-term accounts with related companies corresponds to the mercantile current account that Telefónica CTC Chile S.A. has signed with Telefónica Internacional Chile S.A.. This mercantile current account is in a contract denominated in dollars with undefined maturities, which accrue interest at a fixed annual rate of 2.07%.

COMPAÑIA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements – (Continued)

Note 6.    Balances and transactions with related entities (continued)

c)	Transactions

Company	Tax No.	Nature of Relationship	Description of transaction	2002		2003		2004
				ThCh$		ThCh$		ThCh$
				Amount	Effect on income	Amount	Effect on income	Amount	Effect on income
Telefónica España	Foreign	Parent Co.	Sales	—	—	—	—	510,336	510,336
			Purchases	(27,189)	(27,189)	—	—	(321,227)	(321,227)
Telefónica Internacional Chile S.A.	96,527,390-5	Parent Co.	Purchases	(540,361)	(540,361)	(542,126)	(542,126)	(542,386)	(542,386)
			Financial Expenses	(868,120)	(868,120)	(533,333)	(533,333)	(259,694)	(259,694)
Impresora y Comercial Publiguías S.A.	93,541,000-2	Member of	Sales	5,014,984	5,014,984	5,407,871	5,407,871	5,573,038	5,573,038
		controlling group	Purchases	(5,226,619)	(5,226,619)	(6,569,252)	(6,569,252)	(5,590,375)	(5,590,375)
			Financial Income		—	351,624	351,624	6,502,477	6,502,477
			Other Non-operating Income	—	—	(1,606,859)	(1,606,859)	—	—
Terra Networks Chile S.A.	96,834,230-4	Member of	Sales	1,960,117	1,960,117	5,993,078	5,993,078	5,470,643	5,470,643
		controlling group	Purchases	(368,655)	(368,655)	(2,328,558)	(2,328,558)	(1,983,263)	(1,983,263)
Atento Chile S.A	96,895,220-K	Member of	Sales	1,228,640	1,228,640	979,192	979,192	1,069,304	1,069,304
		controlling group	Purchases	(12,949,403)	(12,949,403)	(12,465,811)	(12,465,811)	(17,009,235)	(17,009,235)
			Other Non-operating Income	27,844	27,844	17,153	17,153	—
Emergia Chile S.A.	96,910,730-9	Member of	Sales	1,316,742	1,316,742	1,087,685	1,087,685	667,097	667,097
		controlling group	Purchases	(44,353)	(44,353)	(84,368)	(84,368)	(76,223)	(76,223)
			Other Non-operating Income	12,777	12,777	—		—	—
Telefónica Argentina	Foreign	Member of	Sales	—	—	—	—	1,202,242	1,202,242
		controlling group	Purchases	—	—	—	—	(847,786)	(847,786)
Telefónica Mobile Solutions Chile S.A.	96,942,730-3	Member of	Sales	—	—	—	—	11,755	11,755
		controlling group
Telefónica Wholesale International	Foreign	Member of	Sales	—	—	382,356	382,356	212,987	212,987
Services		controlling group	Purchases	—	—	(1,534,171)	(1,534,171)	(2,256,493)	(2,256,493)
Telefónica Sao Paulo	Foreign	Member of	Sales	—	—	—	—	179,247	179,247
		controlling group	Purchases	—	—	—	—	(189,910)	(189,910)
Telefónica Guatemala S.A.	Foreign	Member of	Sales	—	—	—	—	7,833	7,833
		controlling group	Purchases	—	—	—	—	(17,222)	(17,222)
Telefónica Perú	Foreign	Member of	Sales	—	—	—	—	547,945	547,945
		controlling group	Purchases	—	—	—	—	(614,368)	(614,368)

Company	Tax No.	Nature of Relationship	Description of transaction	2002		2003		2004
				ThCh$		ThCh$		ThCh$
				Amount	Effect on income	Amount	Effect on income	Amount	Effect on income
Telefónica LD Puerto Rico	Foreign	Member of	Sales	—	—	—	—	14,720	14,720
		controlling group	Purchases	—	—	—	—	(13,454)	(13,454)
Telefónica El Salvador	Foreign	Member of	Sales	—	—	—	—	(32,500)	(32,500)
		controlling group
Telefónica Móvil de Chile S.A.	96,786,140-5	Member of	Sales	—	—	—	—	6,945,172	6,945,172
		controlling group	Purchases	—	—	—	—	(19,236,543)	(19,236,543)
			Financial Income					695,988	695,988
Telefonica Procesos y Tecnología de Información S.A.	Foreign	Member of controlling group	Other Non-operating Income	427,191	427,191	—	—	—	—
T-Data Corp	Foreign	Member of	Sales and Services	(1,367,480)	(1,367,480)	—	—	—	—
		controlling group
Atento Recursos Ltda.	78,868,200-K	Member of	Purchases	(356,518)	(356,518)	(13,569)	(13,569)	—	—
		controlling group
Telefónica Móviles S.A.	Foreign	Member of	Sale of Telefonica Móvil 'shares	—	—	—	—	676,154,769	303,540,170
		controlling group
Telefonía Publicidad e Información S.A.	Foreign	Member of	Sale of Impresora y Comercial
		controlling group	Publiguías S.A	—	—	—	—	9,284,700	6,502,477

The conditions of the Mandate and Mercantile current Account are short and long-term, respectively. In the case of Telefónica Internacional Chile S.A. it is denominated in US dollars, accruing interest at a variable rate adjusted to market rates (US$ + Market Spread).

In the case of Sales and Services Rendered, these mature in the short-term (less than a year) and the maturity terms for each case vary based on the related transaction.

COMPAÑIA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements – (Continued)

Note 7.    Income tax and deferred taxes

a)	General information

As of December 31, 2003 and 2004, the Parent Company has provided for a first category income tax of ThCh$5,335,675 and ThCh$15,283,524, respectively.

In addition, as of December 31, 2003 and 2004 a first category income tax for all subsidiaries combined was provided of ThCh$4,459,182 and ThCh$9,908,173, respectively.

As of December 31, 2003 accumulated tax loss carryforwards for tax purposes amounted to ThCh$124,343,258, corresponding mainly to former subsidiary Telefónica Móvil de Chile S.A.. As of December 31, 2004, the amount was, ThCh$9,332,756 which pertains primarily to Telefónica Asistencia y Seguridad S.A.

The companies in the group with unremitted tax earnings and their associated credits are as follows:

Subsidiaries	Unremitted Tax Earnings w/15% credit ThCh$	Unremitted Tax Earnings w/16% credit ThCh$	Unremitted Tax Earnings w/16.5% credit ThCh$	Unremitted Tax Earnings w/17% credit ThCh$	Unremitted Tax Earnings w/o credit ThCh$	Unremitted Tax Earnings w/ credit ThCh$
CTC Equipos y Servicios de Telecomunicaciones S.A.	3	545,908	2,486,900	2,816,366	2,824,402	5,849,177
Telefónica Mundo S.A.	—	1,888,094	963,473	4,099,089	4,133,603	6,950,656
Globus 120 S.A.	374,527	154,805	112,738	99,665	104,651	741,735
Telefónica Empresas CTC Chile S.A.	162,401	1,393,774	965,255	2,834,946	2,928,463	5,356,377
Administradora de Sistemas de Telepeajes de Chile S.A.	—	—	—	57,820	57,820	57,820
Total	536,931	3,982,581	4,528,366	9,907,886	10,048,939	18,955,765

COMPAÑIA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements – (Continued)

Note 7.    Income tax and deferred taxes   (continued)

b)	Deferred taxes

As of December 31, 2003 and 2004, deferred tax liabilities amounted to ThCh$30,201,098 and ThCh$41,764,211, respectively and the detail is as follows:

	2003				2004
	Deferred tax assets		Deferred tax liabilities		Deferred tax assets		Deferred tax liabilities
Description	Short-term	Long-term	Short-term	Long-term	Short-term	Long-term	Short-term	Long-term
Temporary differences
Allowance for doubtful accounts	14,758,399	—	—	—	12,965,656	—	—	—
Vacation provision	819,047	—	—	—	652,674	—	—	—
Tax benefits for tax losses	—	21,138,354	—	—	—	1,586,568	—	—
Staff severance indemnities	—	2,467	—	6,961,082	—	—	—	6,165,790
Leased assets and liabilities	70,873	634,988	—	124,751	—	62,761	—	89,725
Property, plant and equipment	62,146	4,747,159	—	201,212,332	2,780	3,814,415	—	173,239,003
Unamortized prior service cost for book purposes	—	920,127	—	—	—	723,561	—	—
Software	—	—	—	1,000,334	—	—	—	3,312,001
Deferred charges	—	—	—	2,326,363	—	—	—	1,198,591
Union contract bonus	—	—	—	140,543	—	—	—	56,361
Other	1,826,931	361,409	8,499	1,445,509	626,520	261,005	—	1,258,656
Sub-Total	17,537,396	27,804,504	8,499	213,210,914	14,247,630	6,448,310	—	185,320,127
Complementary accounts net of accumulated amortization	—	(10,515,580)	—	(148,191,995)	—	(3,901,971)	—	(126,761,947)
Sub-Total	17,537,396	17,288,924	8,499	65,018,919	14,247,630	2,546,339	—	58,558,180
Tax reclassification	(8,499)	(17,288,924)	(8,499)	(17,288,924)	—	(2,546,339)	—	(2,546,339)
Total	17,528,897	—	—	47,729,995	14,247,630	—	—	56,011,841

As indicated in Note 2d) numeral 2, as of December 31, 2003, balances of net deferred tax assets from Telefónica Móvil de Chile S.A. of ThCh$8,633,023 are included in the amount. In the Company´s 2004 financial statements, this entity was consolidated until June 30, 2004, and through that period, that entity's deferred tax benefit including the amortization of the corresponding complementary accounts, amounted to ThCh$1,353,312.

COMPAÑIA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements – (Continued)

Note 7.    Income tax and deferred taxes (continued)

c)    Income tax breakdown

The current tax expense shown in the following table arises from the determination of taxable income as follows:

Description	2002 ThCh$	2003 ThCh$	2004 ThCh$
Current tax expense before tax benefits (income tax)	8,098,113	23,636,363	26,245,231
Current tax expense (article 21 single tax at 35%)	317,951	85,814	31,532
Recapture of tax losses per dividends of subsidiaries	(5,536,732)	—	—
Capital gains tax assessed on the proceeds of the sales of subsidiary Telefónica Móvil and the Company's participation in Publiguias		—	36,279,149
Tax expense adjustment (previous year)	—	(754,959)	(4,993,898)
Income tax subtotal	2,879,332	22,967,218	57,562,014
- Current year deferred tax charge (credit)	9,029,717	8,822,059	(9,261,585)
- Tax benefits from tax loss carry forwards	—	(13,841,506)	(1,056,934)
- Effect of amortization of complementary accounts	15,749,494	11,786,610	15,151,712
Deferred tax subtotal	24,779,211	6,767,163	4,833,193
Total income tax expense	27,658,543	29,734,381	62,395,207

Note 8.    Other Current Assets

The detail of other current assets is as follows:

	2003 ThCh$	2004 ThCh$
Fixed income securities purchased with resale agreement	8,509,014	96,143,426
Deferred union contract bonus (a)	2,299,268	2,252,809
Deferred exchange insurance premiums	791,463	791,381
Telephone directories for connection program	4,317,171	3,438,433
Deferred bond discount (note 25)	511,902	574,764
Deferred issuance costs for placement of bonds (note 25)	1,243,184	418,261
Commercial paper issuance costs (note 25)	—	177,167
Deferred issuance costs for foreign financing placements (b)	657,151	404,600
Adjustment to market value for mobile equipment (c)	4,527,412	—
Derivatives contracts (net of partial liquidations)	18,387,530	4,691,296
Others	2,071,790	1,248,846
Total	43,315,885	110,140,983

a)	During June 2002, the Company signed a 2-year collective agreement with certain employees (3 years for employees of Telefónica Móvil de Chile S.A.) granting them among other benefits, a special signing bonus. That bonus was paid between June and July 2002 (for employees of Telefónica Móvil de Chile S.A., a second installment was paid in May 2004 in the amount of ThCh$440,000 (historical)). The total benefit amounts to ThCh$2,494,544 (historical), and is being deferred using the straight-line method over the term of the respective union contracts.

Between November and December 2003, the Company negotiated a 32-month and 36-month

COMPAÑIA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements – (Continued)

Note 8.    Other Current Assets   (continued)

union contract with a number of its employees, granting them, among other benefits, a signing bonus. That bonus was paid in November and December 2003. The total benefit of ThCh$3,425,245 (historical), was deferred using the straight-line method over the term of the union agreement.

The long-term portion is shown under "Other Long-term" (Note 14).

b)	This amount corresponds to the cost (net of amortization) of the mandatory reserve paid to the Central Bank of Chile and disbursements incurred for foreign loans obtained by the Company to finance its investment plan.

c)	Corresponds to the adjustment to market value of cellular/mobile equipment in stock at period end, and which is charged to income based on the client plan (contract or prepaid) for said equipment, with the exception of accommodation and rented equipment. This balance related to Telefónica Móvil de Chile S.A., which was deconsolidated in 2004. (See Note 3c).

Note 9.	Information regarding purchase commitment and sales commitment transactions (agreements)

Code	Dates		Counterparty	Original currency	Subscription value	Rate	Final Value	Instrument Identification	Book Value
	Inception	End
CRV	Dec.21,2004	Jan.10,2005	CITIBANK N.A.		$1,173,181	0.22%	1,174,902	BCP0800709	1,174,042
CRV	Dec.21,2004	Jan.10,2005	CITIBANK N.A.		$442,848	0.22%	443,498	BCP0800806	443,173
CRV	Dec.21,2004	Jan.10,2005	CITIBANK N.A.		$7,654,164	0.22%	7,665,390	BCP0800806	7,659,777
CRV	Dec.21,2004	Jan.10,2005	CITIBANK N.A.		$2,227,059	0.22%	2,230,326	BCP0800907	2,228,693
CRV	Dec.23,2004	Jan.11,2005	BANCO SANTANDER SANTIAGO		$275,307	0.22%	275,690	BCP0800805	275,468
CRV	Dec.27,2004	Jan.11,2005	BANCO SANTANDER SANTIAGO		$46,338	0.22%	46,388	BCP0800614	46,352
CRV	Dec.27,2004	Jan.11,2005	BCI		$4,000,000	0.21%	4,004,200	BCP0800708	4,001,120
CRV	Dec.15,2004	Jan.12,2005	BCI		$8,700,000	0.21%	8,717,052	BCP0800708	8,709,744
CRV	Dec.29,2004	Jan.18,2005	BCI		$5,063,825	0.21%	5,070,914	PDBC050121	5,064,533
CRV	Dec.29,2004	Jan.18,2005	BCI		$152,427	0.21%	152,641	BCP0800806	152,449
CRV	Dec.29,2004	Jan.18,2005	BCI		$624,483	0.21%	625,357	BCP0800806	624,570
CRV	Dec.29,2004	Jan.18,2005	BCI		$441,027	0.21%	441,644	BCP0800709	441,088
CRV	Dec.29,2004	Jan.18,2005	BCI		$127,838	0.21%	128,017	BCP0800709	127,856
CRV	Dec.29,2004	Jan.18,2005	BCI		$31,696	0.21%	31,741	BCP0800406	31,701
CRV	Dec.29,2004	Jan.18,2005	BCI		$15,998	0.21%	16,020	BCP0800406	16,000
CRV	Dec.29,2004	Jan.18,2005	BCI		$42,706	0.21%	42,766	BCP0800406	42,712
CRV	Dec.28,2004	Jan.19,2005	ABN AMRO BANK CHILE		$5,492	0.19%	5,500	BCP0800806	5,493
CRV	Dec.28,2004	Jan.19,2005	BANCO SANTANDER SANTIAGO		$2,094,084	0.25%	2,097,923	BCP0801205	2,094,607
CRV	Dec.28,2004	Jan.19,2005	BANCO SANTANDER SANTIAGO		$105,916	0.25%	106,110	BCP0800907	105,943
CRV	Dec.28,2004	Jan.19,2005	CITIBANK N.A.		$1,157,081	0.25%	1,159,203	BCP0800614	1,157,452
CRV	Dec.28,2004	Jan.19,2005	CITIBANK N.A.		$1,562,060	0.25%	1,564,923	BCP0800614	1,562,561
CRV	Dec.28,2004	Jan.19,2005	CITIBANK N.A.		$366,494	0.25%	367,166	BCP0800907	366,617
CRV	Dec.28,2004	Jan.19,2005	CITIBANK N.A.		$666,353	0.25%	667,575	BCP0800907	666,576
CRV	Dec.28,2004	Jan.19,2005	CITIBANK N.A.		$2,205,861	0.25%	2,209,905	BCP0801205	2,206,644
CRV	Dec.30,2004	Jan.07,2005	BANKBOSTON	UF	18,670	0.18%	18,679	CERO010108	18,671
CRV	Dec.21,2004	Jan.10,2005	ABN AMRO BANK CHILE	UF	2,200,000	0.18%	2,202,640	BCU0500907	2,201,320
CRV	Dec.21,2004	Jan.10,2005	DEUTSCHE BANK	UF	2,062,672	0.20%	2,065,422	PRC1D0896	2,064,047
CRV	Dec.21,2004	Jan.10,2005	DEUTSCHE BANK	UF	488,394	0.20%	489,045	PRC1D0498	488,720
CRV	Dec.21,2004	Jan.10,2005	DEUTSCHE BANK	UF	564,481	0.20%	565,234	PRC1D0897	564,858
CRV	Dec.21,2004	Jan.10,2005	DEUTSCHE BANK	UF	351,411	0.20%	351,880	PRC1D1097	351,646
CRV	Dec.21,2004	Jan.10,2005	DEUTSCHE BANK	UF	911,797	0.20%	913,013	PRC1D1197	912,405
CRV	Dec.21,2004	Jan.10,2005	DEUTSCHE BANK	UF	53,019	0.20%	53,090	PRC1A0398	53,055
CRV	Dec.21,2004	Jan.10,2005	DEUTSCHE BANK	UF	557,179	0.20%	557,922	PRC1D0798	557,551

COMPAÑIA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements – (Continued)

Note 9.	Information regarding purchase commitment and sales commitment transactions (agreements) (continued)

Code	Dates		Counterparty	Original currency	Subscription value	Rate	Final Value	Instrument Identification	Book Value
	Inception	End
CRV	Dec.21,2004	Jan.10,2005	DEUTSCHE BANK	UF	368,226	0.20%	368,717	PRC1D1298	368,472
CRV	Dec.21,2004	Jan.10,2005	DEUTSCHE BANK	UF	142,819	0.20%	143,009	PRC1D1296	142,914
CRV	Dec.27,2004	Jan.11,2005	BANCO BICE	UF	1,200,000	0.21%	1,201,260	CERO011006	1,200,336
CRV	Dec.23,2004	Jan.11,2005	BANCO SANTANDER SANTIAGO	UF	24,693	0.22%	24,728	PCDG021091	24,708
CRV	Dec.22,2004	Jan.17,2005	HSBC BANK	UF	324,101	0.22%	324,719	CERO010110	324,315
CRV	Dec.22,2004	Jan.17,2005	HSBC BANK	UF	1,072,472	0.22%	1,074,517	CERO010510	1,073,180
CRV	Dec.22,2004	Jan.17,2005	HSBC BANK	UF	784,103	0.22%	785,598	CERO010710	784,620
CRV	Dec.22,2004	Jan.17,2005	HSBC BANK	UF	1,017,104	0.22%	1,019,044	CERO010410	1,017,776
CRV	Dec.22,2004	Jan.17,2005	HSBC BANK	UF	802,220	0.22%	803,749	CERO010111	802,749
CRV	Dec.22,2004	Jan.17,2005	THE CHASE MANHATTAN BANK	UF	383,055	0.19%	383,686	PRC1D1096	383,274
CRV	Dec.22,2004	Jan.17,2005	THE CHASE MANHATTAN BANK	UF	2,194,979	0.19%	2,198,593	PRC1D1296	2,196,231
CRV	Dec.22,2004	Jan.17,2005	THE CHASE MANHATTAN BANK	UF	2,230,201	0.19%	2,233,873	PRC4D1298	2,231,472
CRV	Dec.22,2004	Jan.17,2005	THE CHASE MANHATTAN BANK	UF	42,477	0.19%	42,547	CERO010205	42,501
CRV	Dec.22,2004	Jan.17,2005	THE CHASE MANHATTAN BANK	UF	449,288	0.19%	450,028	PRC4D0798	449,544
CRV	Dec.29,2004	Jan.18,2005	BANCO ESTADO	UF	579,926	0.23%	580,816	CERO011007	580,015
CRV	Dec.29,2004	Jan.18,2005	BANCO ESTADO	UF	71,849	0.23%	71,959	CERO011106	71,860
CRV	Dec.29,2004	Jan.18,2005	BANCO ESTADO	UF	688,805	0.23%	689,861	CERO011105	688,911
CRV	Dec.29,2004	Jan.18,2005	BANCO ESTADO	UF	66,910	0.23%	67,012	CERO010812	66,920
CRV	Dec.29,2004	Jan.18,2005	BANCO ESTADO	UF	317,672	0.23%	318,159	CERO011008	317,721
CRV	Dec.29,2004	Jan.18,2005	BANCO ESTADO	UF	158,650	0.23%	158,893	CERO011107	158,674
CRV	Dec.29,2004	Jan.18,2005	BANCO ESTADO	UF	82,064	0.23%	82,190	CERO011105	82,076
CRV	Dec.29,2004	Jan.18,2005	BANCO ESTADO	UF	249,063	0.23%	249,445	CERO011005	249,101
CRV	Dec.29,2004	Jan.18,2005	BANCO ESTADO	UF	217,671	0.23%	218,005	CERO010908	217,704
CRV	Dec.29,2004	Jan.18,2005	BANCO ESTADO	UF	46,285	0.23%	46,356	CERO011207	46,293
CRV	Dec.29,2004	Jan.18,2005	BANCO ESTADO	UF	18,648	0.23%	18,676	CERO010511	18,651
CRV	Dec.29,2004	Jan.18,2005	BANCO ESTADO	UF	273,129	0.23%	273,548	CERO010405	273,171
CRV	Dec.29,2004	Jan.18,2005	BANCO ESTADO	UF	420,171	0.23%	420,815	CERO010505	420,236
CRV	Dec.29,2004	Jan.18,2005	BANCO ESTADO	UF	20,536	0.23%	20,568	CERO010206	20,539
CRV	Dec.29,2004	Jan.18,2005	BANCO ESTADO	UF	70,413	0.23%	70,521	CERO010508	70,423
CRV	Dec.29,2004	Jan.18,2005	BANCO ESTADO	UF	28,654	0.23%	28,698	CERO010412	28,659
CRV	Dec.29,2004	Jan.18,2005	BANCO ESTADO	UF	75,081	0.23%	75,196	CERO010606	75,093
CRV	Dec.29,2004	Jan.18,2005	BANCO ESTADO	UF	76,013	0.23%	76,130	CERO010206	76,025
CRV	Dec.29,2004	Jan.18,2005	BANCO ESTADO	UF	15,328	0.23%	15,352	CERO010508	15,330
CRV	Dec.29,2004	Jan.18,2005	BANCO ESTADO	UF	21,663	0.23%	21,696	CERO010106	21,666
CRV	Dec.29,2004	Jan.18,2005	BANCO ESTADO	UF	30,391	0.23%	30,438	CERO010810	30,396
CRV	Dec.29,2004	Jan.18,2005	BANCO ESTADO	UF	272,020	0.23%	272,437	CERO010705	272,062
CRV	Dec.29,2004	Jan.18,2005	BANCO ESTADO	UF	146,563	0.23%	146,787	CERO010708	146,585
CRV	Dec.29,2004	Jan.18,2005	BANCO ESTADO	UF	331,404	0.23%	331,913	CERO010808	331,455
CRV	Dec.29,2004	Jan.18,2005	BANCO ESTADO	UF	210,482	0.23%	210,804	CERO010610	210,514
CRV	Dec.29,2004	Jan.18,2005	BANCO ESTADO	UF	143,753	0.23%	143,973	CERO010708	143,775
CRV	Dec.29,2004	Jan.18,2005	BANCO ESTADO	UF	23,894	0.23%	23,930	CERO010705	23,897
CRV	Dec.29,2004	Jan.18,2005	BANCO ESTADO	UF	249,817	0.23%	250,200	CERO010607	249,855
CRV	Dec.29,2004	Jan.18,2005	BANCO ESTADO	UF	80,055	0.23%	80,177	CERO010606	80,067
CRV	Dec.29,2004	Jan.18,2005	BANCO ESTADO	UF	13,091	0.23%	13,111	CERO010706	13,093
CRV	Dec.28,2004	Jan.19,2005	ABN AMRO BANK CHILE	UF	4,194,508	0.19%	4,200,475	BCU0500907	4,195,322
CRV	Dec.28,2004	Jan.19,2005	BANCO BICE	UF	59,987	0.25%	60,097	PRC1C0397	60,001
CRV	Dec.28,2004	Jan.19,2005	BANCO BICE	UF	59,951	0.25%	60,061	PRC1D0297	59,965
CRV	Dec.28,2004	Jan.19,2005	BANCO BICE	UF	1,386,597	0.25%	1,389,139	PRC1D1096	1,386,920

COMPAÑIA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements – (Continued)

Note 9.	Information regarding purchase commitment and sales commitment transactions (agreements) (continued)

Code	Dates		Counterparty	Original currency	Subscription value	Rate	Final Value	Instrument Identification	Book Value
	Inception	End
CRV	Dec.28,2004	Jan.19,2005	BANCO BICE	UF	138,877	0.25%	139,131	PRC4D0299	138,909
CRV	Dec.28,2004	Jan.19,2005	BANCO BICE	UF	211,474	0.25%	211,861	PRC5B0295	211,523
CRV	Dec.28,2004	Jan.19,2005	BANCO BICE	UF	362,552	0.25%	363,216	PRC5D0396	362,636
CRV	Dec.28,2004	Jan.19,2005	BANCO BICE	UF	312,011	0.25%	312,583	PRC5D1295	312,084
CRV	Dec.28,2004	Jan.19,2005	BANCO BICE	UF	114,210	0.25%	114,420	PRC6B1293	114,237
CRV	Dec.28,2004	Jan.19,2005	BANCO BICE	UF	338,572	0.25%	339,193	PRC6B0593	338,651
CRV	Dec.28,2004	Jan.19,2005	CITIBANK N.A.	UF	1,188,853	0.25%	1,191,033	CERO011005	1,188,853
CRV	Dec.28,2004	Jan.19,2005	CITIBANK N.A.	UF	853,298	0.25%	854,862	CERO011105	853,298
CRV	Dec.30,2004	Jan.07,2005	BANKBOSTON	USD	2,181,330	0.18%	2,182,377	BCD0500605	2,181,461
CRV	Dec.21,2004	Jan.10,2005	CITIBANK N.A.	USD	2,748	0.22%	2,752	ZERO051101	2,750
CRV	Dec.27,2004	Jan.11,2005	BANCO SANTANDER SANTIAGO	USD	4,753,662	0.22%	4,758,787	BCD0500108	4,755,120
CRV	Dec.23,2004	Jan.11,2005	BBVA	USD	40,569	0.18%	40,615	BCD0500205	40,588
CRV	Dec.23,2004	Jan.11,2005	BBVA	USD	110	0.18%	110	ZERO051101	110
CRV	Dec.23,2004	Jan.11,2005	BBVA	USD	877,901	0.18%	878,902	PRD04C1201	878,323
CRV	Dec.23,2004	Jan.11,2005	BBVA	USD	581,420	0.18%	582,083	PRD04C1201	581,698
CRV	Dec.27,2004	Jan.12,2005	BANCO SANTANDER SANTIAGO	USD	12,200,000	0.24%	12,215,616	BCD0500108	12,203,903
CRV	Dec.28,2004	Jan.19,2005	BANCO BICE	USD	580,562	0.25%	581,626	BCD0501005	580,696
CRV	Dec.28,2004	Jan.19,2005	BANCO BICE	USD	288,800	0.25%	289,329	PRD04C1001	288,982
CRV	Dec.28,2004	Jan.19,2005	BANCO BICE	USD	2,889,375	0.25%	2,894,673	PRD04D1001	2,890,047
CRV	Dec.28,2004	Jan.19,2005	BANCO BICE	USD	57,033	0.25%	57,138	BCD0500605	57,046
					96,100,000		96,243,589		96,143,426

Code

CRV=Purchases under agreements to resell.

COMPAÑIA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements – (Continued)

Note 10.    Property, plant and equipment

The detail of property, plant and equipment is as follows:

	2003		2004
	Accumulated depreciation	Gross prop., plant and equipment	Accumulated depreciation	Gross prop., plant and equipment
Description	ThCh$	ThCh$	ThCh$	ThCh$
Land	—	28,321,545	—	26,340,152
Building and improvements	74,951,096	190,343,681	79,138,837	189,687,779
Machinery and equipment	1,989,995,404	3,544,126,191	1,981,675,995	3,113,323,501
Central office telephone equipment	1,025,917,691	1,675,911,386	937,877,934	1,214,882,752
External plant	673,743,298	1,430,481,968	730,872,401	1,441,754,524
Subscribers' equipment	258,350,986	401,366,438	278,414,835	420,503,521
General equipment	31,983,429	36,366,399	34,510,825	36,182,704
Other Property, Plant and Equipment	205,609,817	384,588,181	141,042,078	256,562,221
Office furniture and equipment	97,036,514	131,790,453	76,337,210	104,180,152
Projects, work in progress and their materials	—	104,297,219	—	63,822,978
Leased assets (1)	4,189,444	9,959,196	3,666,855	4,188,079
Equipment available for client rental	17,134,983	31,129,846	10,418,353	15,484,106
Software	86,414,548	106,316,739	49,820,369	67,893,686
Others	834,328	1,094,728	799,291	993,220
Technical revaluation-Circular 550	10,663,680	9,455,025	10,615,712	9,436,071
Total	2,281,219,997	4,156,834,623	2,212,472,622	3,595,349,724

(1)	As of December 31, 2004 this account is mainly composed of: ThCh$3,285,659 gross value of electronic and computer equipment and accumulated depreciation of ThCh$3,285,659 under a 12-year contract signed in 1994.

Up to December 31, 2002, work in progress includes the financial cost of loans related to its financing in accordance with Technical Bulletin No. 31 of the Chilean Association of Accountants. Therefore gross property, plant and equipment includes capitalized interest up to that date and its balance amounts to ThCh$186,693,775 in both years. Accumulated depreciation for this interest amounts to ThCh$92,814,534 and ThCh$107,788,674 for 2003 and 2004, respectively.

Operating costs include a depreciation charge for the years ended December 31 2002, 2003 and 2004 of ThCh$269,968,033, ThCh$270,279,610 and ThCh$219,685,844, respectively, and administration and selling expenses includes a depreciation charge of ThCh$268,665, ThCh$1,880,788 and ThCh$8,231,204 for 2002, 2003 and 2004, respectively. Equipment available for client rental, is made up mainly of telephone equipment and depreciation amounting to ThCh$1,758,989, ThCh$3,760,250 and ThCh$6,335,419 for 2002, 2003 and 2004 respectively, which are classified under Other Non-operating Expenses.

COMPAÑIA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements – (Continued)

Note 10.    Property, plant and equipment   (continued)

The detail by caption of the technical revaluation is as follows:

	Gross property, plant and equipment 2003	Net balance 2004	Accumulated Depreciation 2004	Gross property, plant and equipment 2004
Description	ThCh$	ThCh$	ThCh$	ThCh$
Land	(489,305)	(488,952)	—	(488,952)
Building and improvements	(4,691,891)	(914,554)	(3,777,337)	(4,691,891)
Machinery and equipment	14,636,221	223,865	14,393,049	14,616,914
Total	9,455,025	(1,179,641)	10,615,712	9,436,071

Depreciation of the technical reappraisal surplus for the years ended December 31 was ThCh$(24,393), ThCh$(54,820) and ThCh$(53,892) for 2002, 2003 and 2004, respectively.

Gross property, plant and equipment includes assets that have been totally depreciated in the amount of ThCh$720,638,692 as of December 31, 2003 and ThCh$853,488,231 as of December 31, 2004, which include ThCh$12,276,091 and ThCh$12,082,832, respectively, from the reappraisals mentioned in Circular No. 550.

COMPAÑIA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements — (Continued)

Note 11.    Investments in Related Companies

Taxp. No.	Company	Country of origin	Currency controlling the investment	Number of shares	Percentage participation		Equity of the companies		Net income (loss) of the companies		Equity in income (los) of the investment			Investment value		Unearned income		Investment book value
					2003	2004	2003	2004	2003	2004	2002	2003	2004	2003	2004	2003	2004	2003	2004
					%	%	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Foreign	TBS Celular Participación S.A. (3)	Brasil	Dollar	400,999,739	2.61	2.61	187,039,397	154,184,940	2,249,873	3,520,720	80,474	58,614	91,891	4,391,490	4,024,228	—	—	4,391,490	4,024,228
96,895,220-K	Atento Chile S.A.	Chile	Pesos	3,049,998	28.84	28.84	9,867,164	12,472,386	425,330	2,178,970	11,458	222,901	628,415	2,940,544	3,597,035	—	—	2,940,544	3,597,035
93,541,000-2	Impresora y Comercial Publiguías S.A. (2)	Chile	Pesos	45,648	9.00	9.00	32,318,307	—	10,003,682	—	642,637	840,239	(77,533)	2,844,902	—	—	—	2,844,902	—
93,541,000-2	Empresa de Tarjetas Inteligentes S.A. (4)	Chile	Pesos	271,615	20.00	20.00	467,600	—	(136,410)	(500,699)	(111,931)	(24,481)	(100,140)	96,082	—	—	—	96,082	—
96,725,400-2	Sonda S.A. (1)	Chile	Pesos	52,282	35.00	—	—	—	(1,141,409)	—	1,693,489	(399,493)	—	—	—	—	—	—	—
96,571,690-4	Servibanca S.A.	Chile	Pesos	—	—	—	—	—	—	—	96,297	—	—	—	—	—	—	—	—
96,768,410-4	Payroll S.A.	Chile	Pesos	—	—	—	—	—	—	—	28,045	—	—	—	—	—	—	—	—
96,539,380-3	Ediciones Financieras S.A.	Chile	Pesos	—	—	—	—	—	—	—	(2,062)	—	—	—	—	—	—	—	—
Total														10,273,018	7,621,263			10,273,018	7,621,263

(1)	On July 29, 2003, Inversiones Santa Isabel Ltda. exercised the purchase option to acquire 35% of Sonda S.A. under its agreement with Telefónica Empresas CTC Chile S.A.

As a result, on August 26, 2003, the Company sold 35% of the shares of the company of Sonda S.A. for ThCh$33,388,363, for UF1,972,206. In this transaction Telefónica CTC Chile S.A. recognized a gain of ThCh$6,999,276 before taxes (ThCh$5,683,065 net of the effect of taxes).

As Telefónica Empresas CTC Chile S.A did not own any percentage of Sonda S.A. at December 31, 2003, it has recognized 35% of the net income of Sonda S.A. up to June 30, 2003.

(2)	On April 26, 2004, Telefónica CTC Chile S.A. sold its 9% holding in Impresora y Comercial Publiguías S.A., to Telefónica Publicidad e Información S.A.. The selling price was US$14,760,000, equivalent to Ch$9,013 million, resulting in a gain after taxes of Ch$4,940 million. (See note 22a).

(3)	The Company records its investment in TBS Celular Participación S.A. using the equity method since it exercises significant influence through the business group to which it belongs, as established in paragraph No. 4 of Circular 1179 issued by the Superintendency of Securities and Insurance and ratified in Title II of Circular 1697. Although Telefónica CTC Chile S.A. only has a 2.61% direct participation in TBS Celular Participación S.A., its Parent Company, Telefónica España directly and indirectly has a percentage exceeding 20% ownership of the capital stock of that company.

(4)	A provision has been established for the Company's participation in the negative shareholders' equity of this related company. This provision is included in "other current liabilities".

As of the date of these financial statements, there are no instruments designated as hedges of foreign investments. The Company has the intention of reinvesting net income from foreign investments on a permanent basis, therefore there is no net income that is potentially remittable.

COMPAÑIA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements — (Continued)

Note 12.    Goodwill

The detail of goodwill is as follows:

			2002		2003		2004
Taxpayer No.	Company	Year	Amount amortized in the year ended December 31 ThCh$	Balance of goodwill ThCh$	Amount amortized in the year ended December 31 ThCh$	Balance of goodwill	Amount amortized in the year ended December 31 ThCh$	Balance of goodwill ThCh$
Foreign	TBS Celular Participación S.A	2001	180,069	2,940,311	180,069	2,760,242	180,564	2,579,678
96,887,420-9	Globus 120 S.A.	1998	1,110,965	17,557,460	1,110,965	16,446,495	1,114,008	15,332,487
78,703,410-1	Tecnonáutica S.A.	1999	68,126	1,176,296	147,341	1,029,437	147,575	881,862
96,786,140-5	Telefónica Móvil de Chile S.A. (c)	1997	10,109,332	151,279,922	10,109,332	141,170,590	138,829,224	—
96,834,320-3	Telefónica Internet Emp resas S.A. (b)	1999	42,888	726,560	90,820	635,738	91,068	544,670
96,811,570-7	Telepeajes S.A.	2001	15,391	79,556	39,897	39,896	39,896	—
83,628,100-4	Sonda S.A. (a)	1999	12,930,651	11,968,462	11,982,453	—	—	—
Foreign	Sonda Uruguay	1999	97,693	—	—	—	—	—
Foreign	Setco S.A. (Uruguay)	1999	95,898	—	—	—	—	—
Foreign	Sonda Ecuador	1997	26,821	—	—	—	—	—
96,571,690-4	Servibanca	2000	24,991	—	—	—	—	—
96,768,410-4	Payroll	1999	1,268	—	—	—	—	—
96,894,490-8	Puerto Norte	2000	887	—	—	—	—	—
96,895,220-k	Atento Chile S.A.	2001	364,136	—	—	—	—	—
Foreign	Sonda Bancos	2001	6,725	—	—	—	—	—
Foreign	Sonda Perú	2001	3,430	—	—	—	—	—
Foreign	Bismark (México )	2001	3,312	—	—	—	—	—
Foreign	Tecnoglobal S.A.	2001	37,007	—	—	—	—	—
Foreign	BAC Financiero	2001	62,400	—	—	—	—	—
96,833,930-3	Telefónica Comunicaciones Empresariales	2001	151,683	—	—	—	—	—
96,590,960-5	Tecnópolis	2001	1,395	—	—	—	—	—
Foreign	Track S.A.	2002	1,624	—	—	—	—	—
Foreign	Sonda do Brasil	2002	194,533	—	—	—	—	—
	Total		25,531,225	185,728,567	23,660,877	162,082,398	140,402,335	19,338,697

Goodwill amortization periods have been determined taking into account aspects such as the nature and characteristics of the business and estimated period of return on investment.

(a)	As a result of the sale in July 2003 of the 35% investment in this company, the goodwill balance as of that date was written off.

(b)	On June 19, 2003, Infoera S.A. changed its name to Telefónica Internet Empresas S.A.

(c)	As indicated in Note 2d) Numeral 2 with the sale of this subsidiary on July 23, 2004, the Company extraordinarily amortized the remaining goodwill on that investment as of June 30, 2004 of ThCh$133,872,010.

COMPAÑIA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements – (Continued)

Note 13.    Intangibles

The detail of intangibles is as follows:

	2002	2003	2004
	ThCh$	ThCh$	ThCh$
Underwater cable rights (gross)	21,449,869	29,173,800	34,856,240
Accumulated amortization previous period	(1,645,571)	(2,425,351)	(3,370,070)
Amortization for the period	(779,780)	(944,719)	(1,663,320)
Licenses (Software) (gross)	2,157,133	2,410,370	3,593,878
Accumulated amortization previous period	—	(268,665)	(947,701)
Amortization for the period	(268,665)	(679,036)	(912,757)
Licenses for use of broad-band width (gross) (a)	9,833,388	9,832,585	—
Accumulated amortization previous period (a)	—	(27,315)	—
Amortization for the period (a)	(27,315)	(327,751)	—
Total Net Intangibles	30,719,059	36,743,918	31,556,270

(a)	This balance related to Telefónica Móvil de Chile S.A., which was sold in 2004 (See Note 3c).

Note 14.    Others (from Other Assets)

The detail of Others is as follows:

	2003	2004
	ThCh$	ThCh$
Deferred issuance costs for obtaining external financing (see note 8b) (a)	1,268,583	1,290,187
Deferred union contract bonus (see note 8a)	2,353,657	1,184,954
Bond issue expenses (see note 25)	2,169,109	471,783
Bond discount (see note 25)	3,509,805	227,917
Deferred forward contract premiums	109,583	—
Prepaid pole rental	196,016	—
Security deposits	135,840	131,895
Deferred actuarial indemnity difference (b)	—	4,524,872
Deferred staff severance indemnities (c)	—	5,460,901
Others	733,163	163,539
Total	10,475,756	13,456,048

(a)	This amount corresponds to the cost (net of amortization) of the mandatory reserve paid to the Banco Central de Chile and disbursements incurred for foreign loans obtained by the Company, to finance its investment plan.

(b)	With the new union contracts in force in the Company, during 2004 the estimated service lives of employees were modified for purpose of the calculation of staff severance indemnities.

The difference at the beginning of the year as a result of changes in the actuarial estimates represents deferred actuarial gains or losses, amortized over the years of average estimated service lives remaining for the employees that will receive the benefit.

(c)	In conformity with the union agreements between the Company and its employees, loans were granted to employees, the amounts and conditions of which were based, among other things, on their accrued individual balance at the date of grant.

The loan is presented in other long-term receivables. The staff severance indemnities provision has been recorded at its current value. The difference between the loan balance for the employees who took out the loans are the present value of the severance indemnity obligation is deferred and amortized over the employees' estimated service lives.

COMPAÑIA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements – (Continued)

Note 15.    Short-term debt with banks and financial institutions

The breakdown of short-term obligations with banks and financial institutions is as follows:

	Bank or financial institution
		US$		U.F.		Ch$		Total
Taxp. No.	Short-term	2003	2004	2003	2004	2003	2004	2003	2004
		ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
97,030,000-7	Banco Estado	—	—	—	—	9,614,076	9,418,430	9,614,076	9,418,430
97,015,000-5	Santander Santiago	—	—	—	—	10,197,419	10,060,544	10,197,419	10,060,544
	Total	—	—	—	—	19,811,495	19,478,974	19,811,495	19,478,974
	Outstanding principal	—	—	—	—	19,577,376	19,099,879	19,577,376	19,099,879
	Average annual interest rate	—	—	—	—	3.29%	2.98%	3.29%	2.98%
	Current maturities of long-term debt
97,015,000-5	Santander Santiago	—	—	61,874,780	206,743	—	—	61,874,780	206,743
Foreign	Calyon New York Branch y otros	—	90,423	—	—	—	—	—	90,423
Foreign	ABN AMRO Bank	963,675	1,136,631	—		—	—	963,675	1,136,631
Foreign	Banco Bilbao Vizcaya Argentaria	15,937,648	14,082,990	—	—	—	—	15,937,648	14,082,990
97,008,000-7	Banco Citibank	6,655,808	—	—	—	—	—	6,655,808	—
	Total	23,557,131	15,310,044	61,874,780	206,743	—	—	85,431,911	15,516,787
	Outstanding principal	21,753,249	13,935,000	61,654,365	—	—	—	83,407,614	13,935,000
	Average annual interest rate	1.68%	2.41%	1.65%	1.55%	—	—	1.66%	2.41%
	Percentage of obligations in foreign currency:	22.38	for 2003	43.75	for 2004
	Percentage of obligations in local currency:	77.62	for 2003	56.25	for 2004

COMPAÑIA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements – (Continued)

Note 16.    Long-term debt with banks and financial institutions

Taxp. No.	Bank or Financial Institution	Currency or Indexation Index	Long-term portion as of Dec. 31, 2003	Years to maturity for long-term portion			Long-term portion as of Dec. 31, 2004	Average anual interest rate %
				1 to 2	2 to 3	3 to 5
			ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
	Loans in Dollars
Foreign	Calyon New York Branch and others (1)	US$	—	—	—	111,480,000	111,480,000	Libor + 0.40%
Foreign	ABN AMRO Bank (2)	US$	182,593,500	58,527,000	75,249,000	33,444,000	167,220,000	Libor + 1.063%
97,008,000-7	Banco Citibank	US$	9,805,686	—	—	—	—	—
Foreign	Banco Bilbao Vizcaya Argentaria	US$	121,729,000	—	—	—	—	—
	SUBTOTAL		314,128,186	58,527,000	75,249,000	144,924,000	278,700,000	2.94%
	Loans in Unidades De Fomento
97,015,000-5	Banco Santander Santiago (3)	UF	—	—	—	61,562,113	61,562,113	Tab 360 + 0.95%
	TOTAL		314,128,186	58,527,000	75,249,000	206,486,113	340,262,113	1.55%
	Percentage of obligations in foreign currency:	100.00%	in 2003	81.91%	in 2004
	Percentage of obligations in local currency:	—	in 2003	18.09%	in 2004

(1)	In December 2004, the Company renegotiated this loan, extending its due dates from January and August 2005 to December 2009, in addition to changing the agent bank.

(2)	In April 2003, the Company renegotiated this loan, extending its maturity date from December 2003 to April 2008, in addition to changing the agent bank which was Citibank N.A.

(3)	In March 2004, the Company renegotiated this loan, extending its maturity date from April 2004 to April 2008.

Note 17.    Obligations with the Public

a)    Commercial paper

On January 27, 2003, Telefónica CTC Chile S.A. registered a commercial paper line in the securities registry, the inspection number of which is 5. The maximum amount of the line is ThCh$35,000,000, and placements charged to this line may not exceed that amount. The term of this line will be 10 years from the date of registration with the Superintendency of Securities and Insurance. The interest rate will be defined on each issuance date of the commercial papers.

On May 12, 2004, there was a second placement in two series (C and D) for ThCh$35,000,000 of the same type of financial instrument. The placement agent was Santander Investment S.A.

COMPAÑIA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements – (Continued)

Note 17.    Obligations with the Public (continued)

The details of these transactions described below:

Registration or identification number of the instrument	Series	Current nominal amount placed	Bond readjustment unit	Interest rate	Final maturity	Accounting value		Placement in Chile or abroad
						2003	2004
		ThCh$	ThCh$	%		ThCh$	ThCh$
Short-term commercial paper
005	C	17,500,000	Ch$ non-adjustable	0.2257	Apr. 5, 2005	—	17,393,440	Chile
005	D	17,500,000	Ch$ non-adjustable	0.2286	May 5, 2005	—	17,353,277	Chile
Total						—	34,746,717

COMPAÑIA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements – (Continued)

Note 17.    Obligations with the Public (continued)

b)    Bonds

The detail of obligations with the public for bond issues, classified as short and long-term is as follows:

Registration number or identification of the instrument	Series	Nominal Amount of issue	Readjustment unit for bond	Nominal annual interest rate	Final maturity	Frequency		Par value		Location of bond placement
						Interest payment	Paydown	2003 THCh$	2004 ThCh$
				%
Short-term portion of long-term bonds
143,27,06,91	F	71,429	U.F.	6.000	Apr.2016	Semi-annual	Semi-annual	1,430,445	1,415,297	Chile
203,23,04,98	K (a)	3,992,424	U.F.	6.750	Feb.2020	Semi-annual	Semi-annual	1,877,430	70,877,120	Chile
Issued in New York	Yankee Bonds	—	US$	7.625	Jul.2006	Semi-annual	Maturity	5,055,505	704,602	Abroad
Issued in New York	Yankee Bonds	—	US$	8.375	Jan.2006	Semi-annual	Maturity	3,985,263	3,401,602	Abroad
Issued in Luxembourg	Eurobonds	—	EURO	5.375	Aug.2004	Semi-annual	Maturity	103,174,216	—	Abroad
							Total	115,522,859	76,398,621
Long-term bonds
143,27,06,91	F	750,000	U.F.	6.000	Apr.2016	Semi-annual	Semi-annual	14,246,036	12,987,796	Chile
203,23,04,98	K	—	U.F.	6.750	Feb.2020	Semi-annual	Semi-annual	69,240,613	—	Chile
Issued in New York	Yankee Bonds (b)	49,603,000	US$	7.625	Jul.2006	Semi-annual	Maturity	114,233,538	27,648,712	Abroad
Issued in New York	Yankee Bonds (c)	156,440,000	US$	8.375	Jan.2006	Semi-annual	Maturity	121,729,000	87,199,656	Abroad
							Total	319,449,187	127,836,164

Note 17.    Obligations with the Public (continued)

a)	During December 2004 and as stated in the sixth clause, letter K of the Bond Issuance Agreement, Telefónica CTC Chile S.A. decided to exercise the advanced redemption option of all the Bonds of this series. The amount of the redemption of this issuance is U.F. 3,992,424 plus interest accrued until February 15, 2005, the effective date of the redemption. This has meant changes to income the outstanding balances for "Bond issue expenses" and "Bond discount", reducing the amortization period to the advanced redemption date. As of December 31, 2004 the extraordinary effects from these amortizations on total income amounted to ThCh$3,236,587 (included in Interest Expense and Other).

b)	Starting May 2003 and until December of that same year, Telefónica CTC Chile S.A., partially repurchased US$12.3 million of its placement. This repurchase was carried out at an average of 111.05% of par value, which meant a payment of US$13.68 million, plus accrued interest as of that date on the nominal amount of the repurchase. During November and December 2004, Telefónica CTC Chile S.A. effected a further repurchase offer for the dollar issuances. As a product of this offer, in those two months and for that placement, the Company repurchased US$138,082,000. This operation was carried out paying an average price of 107.0% of the par value. The partial repurchase of this series resulted in the Company recognizing extraordinary proportional amortization of the balances corresponding to "Bond issue expenses" and "Bond discount", as well as the charge to income for the repurchase premium. The net of these three effects of ThCh$6,631,649 was charged to interest expense for the period.

c)	During November and December 2004, Telefónica CTC Chile S.A. effected an offer to repurchase US$ issuances. As a result of this offer the Company, in these two months, and for this placement, repurchased US$43,560,000. This operation was carried out at a price of 105.356% of par value. The partial repurchase of this series meant recognizing extraordinary amortization proportional to the balances corresponding to "Bond issue expenses", "Bond discount", as well as charging to income of the repurchase premium. The net of these three effects of ThCh$1,461,539 was charged to interest expense for the period. The unredeemed portion of the bonds remains in long-term in accordance with its original maturity date with the short-term interest payable presented as short-term.

COMPAÑIA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements – (Continued)

Note 18.    Accruals

The detail of accruals shown in liabilities is as follows:

	2003	2004
	ThCh$	ThCh$
Current
Staff severance indemnities	194,432	208,310
Vacation	4,817,923	3,838,816
Other employee benefits (a)	8,778,844	4,780,578
Employee benefit advances	(1,919,331)	(1,364,633)
	11,871,868	7,463,071
Long-term
Staff severance indemnities	19,675,441	29,254,826
Total	31,547,309	36,717,897

(a)	Includes provisions for the bonus guaranteed under the current union contract, and miscellaneous.

During 2002, 2003 and 2004, there were bad debt write-offs of ThCh$9,350,905, ThCh$26,631,091 and ThCh$22,125,586, respectively, which were charged against the allowance for doubtful accounts.

Note 19.    Staff severance indemnities

The detail of the charge to income for staff severance indemnities is as follows:

	2002	2003	2004
	ThCh$	ThCh$	ThCh$

Operating costs and administration and selling expenses	4,192,087	4,174,126	4,207,200
Other non-operating expenses	11,867,688	—	3,237,378
Total	16,059,775	4,174,126	7,444,578
Payments in the period	(19,849,981)	(2,261,172)	2,148,685

2004 includes payment of the balances of staff indemnities of ThCh$(7,837,088) net of the increase in the provision for the change in the estimated service lives and the actuarially calculated expense increasing the provision (see Notes 14b and 14c) for ThCh$9,985,773.

COMPAÑIA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements – (Continued)

Note 20.    Minority interest

Minority interest recognizes the portion of equity and revenues of subsidiaries owned by third parties. The breakdown for the years ended December 31, 2002, 2003 and 2004, respectively, is as follows:

Subsidiaries	Percentage Minority Interest			Participation in equity			Participation in net income (loss)
	2002	2003	2004	2002	2003	2004	2002	2003	2004
	%	%	%	M$	M$	M$	M$	M$	M$
Administradora de Sistemas de Telepeajes de Chile S.A.	20.00	20.00	20.00	28,799	95,759	244,363	(13,063)	(10,018)	149,384
Telefónica Mundo S.A.	0.84	0.84	0.84	958,408	1,121,755	1,153,555	160,832	163,348	81,191
Fundación Telefónica	50.00	50.00	50.00	189,913	180,809	233,266	12,638	(9,105)	52,457
CTC Equipos y Servicios S.A.	—	—	0.00	—	32	39	—	8	6
Comunicaciones Mundiales S.A.	0.34	—	—	5,408	—	—	89	—	—
Sonda S.A.	—	—	—	—	—	—	629,086	—	—

Total				1,182,528	1,398,355	1,631,223	789,582	144,233	283,038

COMPAÑIA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements – (Continued)

Note 21.    Shareholders' Equity

During each year, changes in shareholders' equity accounts are as follows:

	Paid-in capital	Contributed surplus	Other reserves	Retained earnings	Subsidiary deveploment stage deficit	Net income for the year	Interim dividend	Total shareholders' equity
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
2002
Balances as of December 31, 2001	715,017,592	111,177,044	1,536,666	435,806,854	(371,667)	4,111,658	—	1,267,278,147
Transfer of 2002 net income to retained earnings	—	—	—	4,111,658	—	(4,111,658)	—	—
Absorption of accumulated deficit development period	—	—	—	(371,667)	371,667	—	—	—
Final dividend 2001	—	—	—	(1,233,497)	—	—	—	(1,233,497)
Adjustment of foreign investment translation adjustment	—	—	362,843	—	—	—	—	362,843
Price-level restatement	21,450,528	3,335,312	25,227	13,151,868	—	—	—	37,962,935
Loss for the year	—	—	—	—	—	(17,680,376)	—	(17,680,376)
Balances as of December 31, 2002	736,468,120	114,512,356	1,924,736	451,465,216	—	(17,680,376)	—	1,286,690,052
Balances as of December 31, 2002 restated	762,428,621	118,548,917	1,992,583	467,379,365	—	(18,303,610)	—	1,332,045,876
2003
Balances as of December 31, 2002	736,468,120	114,512,356	1,924,736	451,465,216	—	(17,680,376)	—	1,286,690,052
Transfer of 2002 loss to retained earnings	—	—	—	(17,680,376)	—	17,680,376	—	—
Increase for capitalization of share premium	114,512,356	(114,512,356)	—	—	—	—	—	—
Final dividend 2002	—	—	—	(16,750,249)	—	—	—	(16,750,249)
Adjustment of foreign investment translation adjustment	—	—	(2,721,166)	—	—	—	—	(2,721,166)
Price-level restatement	8,509,805	—	5,231	4,369,992	—	—	—	12,885,028
Net income for the year	—	—	—	—	—	10,133,882	—	10,133,882
Balances as of December 31, 2003	859,490,281	—	(791,199)	421,404,583	—	10,133,882	—	1,290,237,547
Balances as of December 31, 2003 restated	880,977,537	—	(810,979)	431,939,697	—	10,387,229	—	1,322,493,484
2004
Balances as of December 31, 2003	859,490,281	—	(791,199)	421,404,583	—	10,133,882	—	1,290,237,547
Transfer of 2003 net income to retained earnings	—	—	—	10,133,882	—	(10,133,882)	—	—
Adjustment of foreign investment translation adjustment	—	—	(425,240)	—	—	—	—	(425,240)
Final dividend 2003	—	—	—	(3,062,903)	—	—	—	(3,062,903)
Final dividend	—	—	—	(385,685,783)	—	—	—	(385,685,783)
2004 interim dividend	—	—	—	—	—	—	(252,992,348)	(252,992,348)
Price-level restatement	21,487,256	—	(21,212)	6,016,572	—	—	(2,311,551)	25,171,065
Net income for the year	—	—	—	—	—	311,628,674	—	311,628,674
Balances as of December 31, 2004	880,977,537	—	(1,237,651)	48,806,351	—	311,628,674	(255,303,899)	984,871,012

As established in Article No. 10 of Law 18.046 on Corporations, price-level restatement of shareholders' equity has been incorporated into "paid – in capital".

COMPAÑIA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements – (Continued)

Note 21.    Shareholders' Equity (continued)

a)    Paid-in capital

As of December 31, 2004, the Company's paid-in capital is as follows:

Number of shares:

Series	No. of subscribed shares	No. of paid shares	No. of shares with voting rights
A	873,995,447	873,995,447	873,995,447
B	83,161,638	83,161,638	83,161,638

Paid-in capital:

Series	Subscribed Capital ThCh$	Paid-in Capital ThCh$
A	804,434,684	804,434,684
B	76,542,853	76,542,853

On July 11, 2003, the Extraordinary Shareholders' Meeting agreed to increase share capital, by capitalizing share premium for ThCh$114,512,356.

b)    Shareholder stratification

As indicated in Circular No. 792 of the Chilean Superintendency of Securities and Insurance, the stratification of shareholders by percentage shareholding in the Company as of December 31, 2004 is as follows:

Type of shareholder	Percentage of Total holdings %	Number of shareholders
10% holding or more	56.53	2
Less than 10% holding:	42.69	1,870
Investment equal to or exceeding UF 200
Investment under UF 200	0.78	11,540
Total	100.00	13,412
Company controller	44.90	1

c)    Dividends

As established in Law No. 18,046, unless otherwise agreed upon by the unanimous vote of all shareholders at a Shareholders' Meeting, when there is net income, at least 30% must be distributed as dividends.

On April 4, 2003, the Annual General Shareholders' Meeting was informed of the dividend distribution policy proposed by the Board for 2003, this being the minimum legal distribution, as indicated in the preceding paragraph.

i)    Dividend policy, continued:

On September 21, 2004, the Company's Board of Directors, in view of the cash situation, levels of projected investment and solid financial indicators for 2004 and thereafter, modified the

COMPAÑIA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements – (Continued)

Note 21.    Shareholders' Equity (continued)

distribution of dividends reported to the Annual General Shareholders' Meeting of April 2004, and declared that it is the intention of the Board to distribute 100% of net income earned during the respective year, through an interim dividend in November of each year and a final dividend in May of the following year, and that will be submitted to the corresponding Annual General Shareholders' Meeting.

ii)    Dividend distributed in the year:

On July 11, 2003, the Extraordinary Shareholders' Meeting agreed to pay a dividend of ThCh$16,750,249 (historical), with a charge to retained earnings as of December 31, 2002, which was paid on July 31, 2003.

On April 15, 2004, the Annual General Shareholders' Meeting approved a final dividend of (No. 164) Ch$3.20 per share equivalent to ThCh$3,062,903, with a charge to retained earnings for 2003. The dividend was paid on May 7, 2004.

Additionally, during July 2004 the following dividend distribution was agreed:

-	On June 14, 2004, the Board of Directors of the Company agreed to give shareholders' a temporary dividend on 2004 net income.

-	In turn, the Extraordinary Shareholders' Meeting of July 15, 2004, approved the sale of subsidiary Telefónica Móvil de Chile S.A., and distribution of a final dividend against retained earnings as of December 31, 2003.

Both dividends, in the amount of US$800 million, were subject to consummation of the sale of all the shares of Telefónica Móvil de Chile S.A., an event that would be consummated if, Telefónica Móviles S.A. accepted the proposal of the Extraordinary Shareholders' Meeting, which included assuming the taxes arising on the sale date, which amount to US$51 million.

On July 23, 2004, the agreement for the sale of the shares of the former subsidiary Telefónica Móvil de Chile S.A. was signed. Therefore, on August 31, 2004, the Company paid the dividends resulting from the sale of its subsidiary. The dividends are as follows:

1.	Dividend No. 165, with a charge to retained earnings of ThCh$385,685,783.

2.	Dividend No. 166, in the nature of an interim dividend of ThCh$128,561,925, with a charge to 2004 net income.

In the context of the modification of the dividend policy approved in September 2004, the Board agreed to distribute the interim dividend (No. 167) with a charge to 2004 net income of $130 per share equivalent to ThCh$124,430,423 which was paid on November 4, 2004.

d)    Other reserves

Other Reserves include the net effect of the adjustment for conversion differences as established in Technical Bulletin No. 64 of the Chilean Association of Accountants, the detail of which is as follows:

COMPAÑIA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements – (Continued)

Note 21.    Shareholders' Equity (continued)

		Amount
Taxpayer N°	Company	December 31, 2003 ThCh$	Price-level restatement ThCh$	Net movemen ThCh$t	Balance as of December 31, 2004 ThCh$
96,720,710-1	Invercom S.A.	41,417	—	(41,417)	—
84,119,600-7	Instacom S.A.	15,883	—	(15,883)	—
Foreign	TBS Participación S.A. (1)	(848,499)	(21,212)	(367,940)	(1,237,651)
	Total	(791,199)	(21,212)	(425,240)	(1,237,651)

(1)	This decrease corresponds to the net effect of the adjustment for conversion difference as established in Technical Bulletin N°64 of the Chilean Association of Accountants.

Note 22.    Other non-operating income and expenses

a)    Other non-operating income

The breakdown of other non-operating income is as follows:

	2002 ThCh$	2003 ThCh$	2004 ThCh$
Penalties on suppliers and indemnities	—	2,705,792	184,672
Gain on sale of used equipment	—	—	2,655,537
Sales of promotional material	—	—	102,087
Real estate rental	—	—	193,335
Gain on sale Publiguías S.A. (1)	—	—	6,502,477
Gain on sale Telefónica Móvil de Chile S.A. (2)	—	—	464,847,415
Gain on sale New Skies Satellites	—	—	222,413
Gain on sale Sonda S.A (4)	8,151,946	3,647,237	—
Provision for adjustment to market value of Terra Network (3)	—	3,448,138	—
Final compensatory payment for termination of Publiguías agreement	—	1,606,869	—
Gain on sale of shares	1,847,153	—	—
Gain on sale of property, plant and equipment	944,226	—	—
Dividends received	178,586	—	—
Extraordinary recovery of written off accounts	911,826	—	—
Administrative service	78,067	—	—
Others	1,575,778	1,234,179	781,074
Total	13,687,582	12,642,215	475,489,010

(1)	See note 11 "Investment in related Companies" number 2.

(2)	See note 2 d) "Significant Accounting Principles" number 2.

(3)	The Board meeting held on July 10, 2003, approved the sale of the 2,984,986 shares that the company held in Terra Networks S.A., through the Public Offering launched by Telefónica S.A. The price was 5.25 Euros per share which at the exchange rate at the date on which the sale materialized, represented a total sales value of ThCh$12,744,558.

(4)	Corresponds to the sale of 35% of Sonda S.A.

COMPAÑIA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements – (Continued)

Note 22.    Other non-operating income and expenses (continued)

b)    Other non-operating expenses

The detail of other non-operating expenses is as follows:

	2002 ThCh$	2003 ThCh$	2004 ThCh$
Lawsuit indemnities and other provisions	3,225,710	891,241	682,958
Depreciation and retirement of out of service property, plant and equipment (1)	2,072,767	8,367,081	8,003,719
Restructuring costs (2)	15,761,096	—	6,225,151
Migration costs to new accounts receivable system	—	2,097,930	9,565,831
Donations	—	538,818	173,580
Provision for decrease in market value – Terra Network S.A.	7,833,423	—	—
Tax recovery difference	556,586	—	—
Charges for non-provisioned taxes	288,443	—	—
Others	9,477,190	887,742	19,725
Total	39,215,215	12,782,812	24,670,964

(1)	As of December 2004 other non-operating expenses are mainly composed of the write-off of the La Serena Cable TV network and in 2003 includes write-off of the Concepción Cable TV network not transferred in the sale of the subsidiary Multimedia to Cordillera Comunicaciones.

(2)	As of December 2002, a company restructuring plan was instituted. The mentioned plan mainly consisted of a reorganization of the company's business and the termination of approximately 1,070 employees.

Note 23.    Price-level restatement

The detail of price-level restatement is as follows:

Assets (Charges) Credits	Indexation	2002 ThCh$	2003 ThCh$	2004 ThCh$
Inventories	C.P.I.	502,035	90,887	210,351
Prepaid expenses	C.P.I.	5,902	5,225	4,268
Prepaid expenses	U.F.	(2,612)	28,668	(72,674)
Other current assets	C.P.I.	933,911	680,167	(152,257)
Other current assets	U.F.	(6,882,758)	(6,414,936)	(4,041,591)
Short and long-term deferred taxes	C.P.I.	4,875,495	1,509,245	3,329,819
Property, plant and equipment	C.P.I.	62,329,170	19,295,052	39,795,009
Investments in related companies	C.P.I.	730,692	451,312	140,696
Goodwill	C.P.I.	6,432,247	1,861,916	1,611,863
Long-term debtors	C.P.I.	3,290	(1,315,976)	(176,796)
Long-term debtors	U.F.	(4,933,735)	—	228,282
Other long-term assets	C.P.I.	923,386	236,690	956,719
Other long-term assets	U.F.	9,478,754	2,334,641	35,353
Expense accounts	C.P.I.	15,846,098	159,744	8,479,390
Total Credits		90,241,875	18,922,635	50,348,432

COMPAÑIA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements – (Continued)

Note 23.    Price-level restatement (continued)

Liabilities-Shareholders' Equity (Charges) Credits	Indexation	2002 ThCh$	2003 ThCh$	2004 ThCh$
Short-term obligations	C.P.I.	(425,615)	41,088	14,311
Short-term obligations	U.F.	(19,143,239)	(1,759,557)	(5,735,154)
Long-term obligations	C.P.I.	(241,806)	(13,438)	(12,531)
Long-term obligations	U.F.	(14,516,354)	(3,291,775)	(4,062,790)
Shareholders' equity	C.P.I.	(39,301,128)	(13,207,154)	(25,171,065)
Revenue accounts	C.P.I.	(22,995,820)	(306,065)	(19,547,817)
Total (Charges)		(96,623,962)	(18,536,901)	(54,515,046)
(Loss) Gain from price-level restatement, net		(6,382,087)	385,734	(4,166,614)

Note 24.    Foreign exchange gains/losses

The detail of foreign exchange gain (loss) is as follows:

Assets (Charges) Credits	Currency	2002 ThCh$	2003 ThCh$	2004 ThCh$
Current assets	US$	37,402,293	(6,533,132)	19,721,180
Current assets	EURO	(255,298)	(6,491,535)	3,823,369
Long-term receivables	US$	26,066,221	339,134	5,206,898
Long-term receivables	EURO	—	(7,081,197)	—
Other long-term assets	US$	(299,301)	(387,652)	58,791
Other long-term assets	EURO	149,865	108,223	71
Inventories	US$	59,635	—	—
Property plant and equipment	US$	1,218	—	—
Prepaid expenses	US$	67	—	—
Total Credits/ ( Charges)		63,124,700	(20,046,159)	28,810,309

Liabilities (Charges) Credits	Currency	2002 ThCh$	2003 ThCh$	2004 ThCh$
Short-term obligations	US$	(3,367,795)	(101,162,255)	(27,262,699)
Short-term obligations	EURO	10,611,808	1,896,294	(3,668,775)
Long-term obligations	US$	(62,732,779)	108,164,315	15,269,791
Long-term obligations	EURO	(10,521,546)	11,412,594	—
Long-term obligations	OTHER	(1,104)
Total (Charges)/ Credit		(66,011,416)	20,310,948	(15,661,683)

Foreign exchange (loss) gain, net		(2,886,716)	264,789	13,148,626

COMPAÑIA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements – (Continued)

Note 25.    Issuance and placement of shares and debt expense

The detail of this item is as follows:

	Short-term	Long-term
	2003 ThCh$	2004 ThCh$	2003 ThCh$	2004 ThCh$
Bond issuance expenses	511,902	574,764	2,169,109	471,783
Discount on debt	1,243,184	418,261	3,509,805	227,917
Commercial paper issuance expense	—	177,167	—	—
Total	1,755,086	1,170,192	5,678,914	699,700

These items are classified under Other Current Assets and Other Long-term Assets, as applicable and are amortized over the term of the respective obligations, as described in Note 17 "Obligations with the Public".

Note 26.    Cash flows

Financing and investment activities that do not generate cash flows during the period, but which commit future cash flows are as follows:

a)    Financing activities:    The breakdown of financing activities that commit future cash flows are:

Obligations with banks and financial institutions — see Notes No. 15 and 16

Obligations with the public — see Note No. 17

b)    Investment activities:    Investment activities that commit future cash flows are as follows:

	Maturity	ThCh$
Zero	2005	18,492,489
BCD	2005	7,188,926

c)    Cash and cash equivalents:

	2003 ThCh$	2004 ThCh$
Cash	19,826,344	7,859,890
Time deposits	5,512,430	53,138,702
Mutual funds (See Note 4)	316,137	—
Other current assets	8,509,014	96,143,426
Total	34,163,925	157,142,018

COMPAÑIA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements – (Continued)

Note 27.    Derivative Contracts

TYPE OF DERIVATIVE	TYPE OF CONTRACT	CONTRACT VALUE	MATURITY OR EXPIR.	SPECIFIC ITEM	PURCHASE SALE POSITION		AMOUNT	VALUE OF HEDGED ITEM	AFFECTED ACCOUNTS
									ASSET/LIABILITY		EFFECT ON INCOME
						HEDGED ITEM OR TRANSACTION NAME			NAME	AMOUNT	REALIZED	UNREALIZED
								ThCh$		ThCh$		ThCh$
FR	CI	38,100,000	I Quart. 2005	Exchange rate	P	Oblig. in US$	38,100,000	21,236,940	asset	21,236,940	—	(1,932,243)
									liabilities	(23,489,598)
FR	CI	62,000,000	II Quart. 2005	Exchange rate	P	Oblig. in US$	62,000,000	34,558,800	asset	34,558,800	—	(4,105,409)
									liabilities	(38,727,435)
FR	CI	41,800,000	III Quart.. 2005	Exchange rate	P	Oblig. in US$	41,800,000	23,299,320	asset	23,299,320	—	(3,628,593)
									liabilities	(26,082,350)
FR	CI	40,000,000	IV Quart. 2005	Exchange rate	P	Oblig. in US$	40,000,000	22,296,000	asset	22,296,000	—	(2,029,999)
									liabilities	(23,626,024)
FR	CI	19,000,000	III Quart. 2006	Exchange rate	P	Oblig. in US$	19,000,000	10,590,600	asset	10,590,600	—	(793,344)
									liabilities	(11,269,908)
FR	CCPE	73,500,000	I Quart.. 2005	Exchange rate	P	Oblig. in US$	73,500,000	40,968,900	asset	40,968,900	—	(3,639,763)
									liabilities	(45,088,580)
FR	CCPE	79,300,000	II Quart. 2005	Exchange rate	P	Oblig. in US$	79,300,000	44,201,820	asset	44,201,820	—	(6,003,196)
									liabilities	(49,853,255)
FR	CCPE	96,700,000	III Quart 2005	Exchange rate	P	Oblig. in US$	96,700,000	53,900,580	asset	53,900,580	—	(8,245,277)
									liabilities	(59,787,190)
FR	CCPE	49,700,000	IV Quart. 2005	Exchange rate	P	Oblig. in US$	49,700,000	27,702,780	asset	27,702,780	—	(2,554,962)
									liabilities	(29,432,187)
FR	CCPE	200,000,000	II Quart. 2009	Exchange rate	P	Oblig. in US$	200,000,000	111,480,000	asset	111,480,000	—	(2,170,748)
									liabilities	(113,650,749)	—
FR	CI	29,800,000	I Quart 2005	Exchange rate	P	Oblig. in US$	29,800,000	16,610,520	asset	16,610,520	—	(780,727)
									liabilities	(17,324,354)
FR	CI	58,000,000	II Quart. 2005	Exchange rate	P	Oblig. in US$	58,000,000	32,329,200	asset	32,329,200	—	(3,049,614)
									liabilities	(35,591,714)
FR	CI	21,000,000	III Quart. 2005	Exchange rate	P	Oblig. in US$	21,000,000	11,705,400	asset	11,705,400	—	(1,650,954)
									liabilities	(13,268,054)
FR	CCPE	95,000,000	I Quart. 2005	Exchange rate	P	Oblig. in US$	95,000,000	52,953,000	asset	52,953,000	—	(2,109,560)
									liabilities	(55,082,433)
FR	CCPE	43,000,000	II Quart. 2005	Exchange rate	P	Oblig. in US$	43,000,000	23,968,200	asset	23,968,200	—	(2,031,510)
									liabilities	(26,072,063)
FR	CCPE	10,000,000	III Quart 2005	Exchange rate	P	Oblig. in US$	10,000,000	5,574,000	asset	5,574,000	—	(791,900)
									liabilities	(6,310,761)
FR	CI	53,400,000	I Quart. 2005	Exchange rate	S	Oblig. in US$	53,400,000	31,877,570	asset	31,877,570	—	2,141,007
									liabilities	(29,775,553)

COMPAÑIA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements – (Continued)

Note 27.    Derivative Contracts   (continued)

TYPE OF DERIVATIVE	TYPE OF CONTRACT	CONTRACT VALUE	MATURITY OR EXPIR.	SPECIFIC ITEM	PURCHASE SALE POSITION		AMOUNT	VALUE OF HEDGED ITEM	AFFECTED ACCOUNTS
									ASSET/LIABILITY		EFFECT ON INCOME
						HEDGED ITEM OR TRANSACTION NAME			NAME	AMOUNT	REALIZED	UNREALIZED
								ThCh$		ThCh$		ThCh$
FR	CI	48,000,000	II Quart. 2005	Exchange rate	S	Oblig. in US$	48,000,000	27,700,860	asset	27,700,860	—	967,267
									liabilities	(26,773,863)
FR	CI	12,000,000	III Quart. 2005	Exchange rate	S	Oblig. in US$	12,000,000	6,793,920	asset	6,793,920	—	101,608
									liabilities	(6,691,352)
FR	CI	9,600,000	IV Quart. 2005	Exchange rate	S	Oblig. in US$	9,600,000	5,396,160	asset	5,396,160	—	33,771
									liabilities	(5,352,309)
FR	CI	368,918	I Quart. 2005	Exchange rate	S	Oblig. in US$	368,918	6,388,571	asset	6,388,571	—	215,080
									liabilities	(6,190,599)
FR	CI	1,245,368	II Quart. 2005	Exchange rate	S	Oblig. in US$	1,245,368	21,566,102	asset	21,566,102	—	1,082,208
									liabilities	(20,672,016)
FR	CI	1,354,840	III Quart. 2005	Exchange rate	S	Oblig. in US$	1,354,840	23,461,837	asset	23,461,837	—	375,739
									liabilities	(23,250,187)
FR	CI	1,421,965	IV Quart. 2005	Exchange rate	S	Oblig. in US$	1,421,965	24,624,234	asset	24,624,234	—	433,168
									liabilities	(24,495,750)
S	CCTE	80,000,000	I Quart. 2005	Interest rate	P	Oblig. in US$	80,000,000	—	asset	22,365	—	22,365
S	CCTE	70,000,000	I Quart. 2005	Interest rate	P	Oblig. in US$	70,000,000	—	liabilities	(10,869)	—	(10,869)
S	CCPE	200,000,000	II Quart. 2009	Interest rate	P	Oblig. in US$	200,000,000	—	liabilities	(18,153)	—	18,153
Deferred income for exchange forward contracts									liabilities	(2,535,453)	5,991,207	904,058
Deferred costs for exchange insurance									asset	791,381	(2,668,071)	(376,266)
Exchange forward contracts expensed during the period (net)											10,329,707
Total											13,652,843	(39,610,510)

Types of derivatives:	Type of Contract:
FR: Forward	CCPE: Hedge contract for existing transactions
S: Swap	CCTE: Hedge contract for anticipated transactions
CI: Investment hedge contract

COMPAÑIA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements – (Continued)

Note 28.    Contingencies and restrictions

a)	Lawsuits

(i)	Complaints presented by VTR Telefónica S.A.:

On June 30, 2000, VTR Telefónica S.A. filed an ordinary suit for the collection of access charges in the amount of Ch$2,500 million, based on the differences that would originate from the lowering of access charge rates due to Rate Decree No. 187 of Telefónica CTC Chile. First instance sentence accepted the complaint of VTR and the compensation alleged by Telefónica CTC Chile. The Company filed a motion to vacate and appeal, which is currently under way.

(ii)	Labor lawsuits:

In the course of normal operations, labor lawsuits have been filed against the Company.

To date, among others, there are labor proceedings involving former employees, who claim wrongful dismissal. These employees did not sign termination releases or receive staff severance indemnities. On various occasions, the Supreme Court has reviewed the sentences handed down on the matter, accepting the thesis of the Corporation, ratifying the validity of the terminations.

There are, in addition, other lawsuits involving former employees, whose staff severance indemnities have been paid and their termination releases signed, who in spite of having chosen voluntary retirement plans or having been terminated due to company needs, intend to have the terminations voided. Of these lawsuits, to date, two have received a sentence favorable to the Company, rejecting the annulments.

Certain unions have filed complaints before the Santiago Labor Courts, requesting indemnities for various concepts.

In the opinion of Management and their internal legal counsel, the risk that the Company will be required to pay indemnities in the amount claimed in the previously mentioned lawsuits, in addition to other civil and labor suits where the Company is the defendant, is remote. Management considers it unlikely that the Company's income and equity will be significantly affected by these loss contingencies. As a consequence, no provision has been established in relation to the indemnities claimed.

(iii)	Lawsuit against the State of Chile:

On October 31, 2001, Telefónica CTC Chile S.A. filed an administrative motion to set aside, before the Ministry of Transport and Telecommunications and the Ministry of Economy, related to the request to correct errors and illegalities in Rate Decree No. 187 of 1999. On January 29, 2002, the Ministries issued a joint response rejecting the administrative recourse, a determination which they arrived at after having "carefully evaluated, only the viability and timeliness of the petition made, considering the set of circumstances that occurred in the problem stated and the prudence that must orient public actions", adding that such rejection "has had no other motivation than to protect the general interest and progress of telecommunications services".

Upon extinguishing all administrative recourse to correct the errors and illegalities involved in the tariff setting of 1999; in March 2002, Telefónica CTC Chile filed a lawsuit for damages against the State of Chile for the sum of Ch$181,038,411,056, plus inflation-indexing and interest, which covers past damages through May 2004.

COMPAÑIA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements – (Continued)

Note 28.    Contingencies and restrictions   (continued)

Currently, in that judicial proceeding, the different expert reports on the diverse aspects of the matter of the lawsuit have already been issued, reports that supported the position of Telefónica CTC Chile during the process.

(iv)	Manquehue Net:

On June 24, 2003, Telefónica CTC Chile filed a complaint seeking specific performance in addition to a damage indemnity before the mixed arbitration court of Mr. Víctor Vial del Río against Manquehue Net, in the amount of Ch$3,647,689,175 in addition to costs incurred during the proceeding. Likewise, and on the same date, Manquehue Net filed a compliance with discounts complaint (in the amount of UF107,000), in addition to a complaint seeking specific performance (signing of a 700 services contract).

On April 11, 2005, the court of first instance found that Manquehue would be required to pay Telefónica CTC Chile US$750,000 (Ch$418,050,000 expressed in Ch$ as of December 31, 2004) and also found that Telefónica CTC Chile would be required to pay Manquehue UF47,600 equivalent to US$1,5 million (Ch$824,291,580 expressed in Ch$ as of December 31, 2004). The Company can appeal this decision and is in the process of determining whether it will do so.

b)	Financial restrictions:

In order to carry out its investment plans, the Company obtained financing in the local and foreign market (notes 15, 16 and 17), which established among others: the maximum debt that the Company may have and its interest and cash flow coverage.

The maximum debt ratio for these contracts is 1.50, whereas the interest coverage ratio cannot be less than 4.00 and lastly the cash flow ratio must be equal to or greater than 0.166.

Non-compliance with these clauses implies that all the obligations included in these financing contracts will be considered as due.

As of December 31, 2004 the Company complies with all the financial restrictions.

c)	Guarantees:

On September 8, 2003 the Company, through Banco de Crédito e Inversiones, took out a letter of credit in favor of Intelsat to guarantee fulfillment of its obligations for the use of a satellite. This document was established for ThCh$1,158,178, with automatic renewal and initial maturity on February 28, 2005.

Note 29.	Third party guarantees

The Company has not received any guarantees from third parties.

COMPAÑIA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements – (Continued)

Note 30.    Local and foreign currency

A summary of the assets in local and foreign currency is as follows:

Description	Currency	2003	2004
		ThCh$	ThCh$
Total current assets:		431,200,600	422,326,791
Cash	Non-indexed Ch$	14,496,232	7,404,626
	Dollars	5,321,406	406,973
	Euros	8,706	48,291
Time deposits	Indexed Ch$	275,749	48,874,592
	Dollars	5,236,681	4,264,110
Marketable securities	Indexed Ch$	316,137	—
	Dollars	43,973,788	26,120,961
Notes and accounts receivable (a)	Indexed Ch$	593,308	657
	Non-indexed Ch$	237,152,384	149,968,926
	Dollars	—	30,143,174
Due from related companies	Indexed Ch$	—	—
	Non-indexed Ch$	8,493,468	11,785,858
	Dollars	10,504,380	9,374,409
Other current assets (b)	Indexed Ch$	59,064,873	34,652,540
	Non-indexed Ch$	25,249,592	93,404,662
	Dollars	20,261,028	5,877,012
	Euros	252,868	—
Total property, plant and equipment:		1,875,614,626	1,382,877,102
Property, plant and equipment and accumulated depreciation	Indexed Ch$	1,875,614,626	1,382,877,102
Total other long-term assets		250,540,104	89,417,049
Investment in related companies	Indexed Ch$	10,273,018	7,621,263
Investment in other companies	Indexed Ch$	3,950	3,950
Goodwill	Indexed Ch$	162,082,398	19,338,697
Other long-term assets (c)	Indexed Ch$	54,148,136	47,852,376
	Non-indexed Ch$	7,622,216	14,142,711
	Dollars	16,410,386	458,052
Total assets		2,557,355,330	1,894,620,942
	Indexed Ch$	2,162,372,195	1,541,221,177
	Non-indexed Ch$	293,013,892	276,706,783
	Dollars	101,707,669	76,644,691
	Euros	261,574	48,291
	Yenes	—	—

(a)	Includes the following balance sheet accounts: Trade Accounts Receivable, Notes Receivable and Miscellaneous Accounts Receivable.

(b)	Includes the following balance sheet accounts: Inventories, Recoverable Taxes, Prepaid Expenses, Deferred Taxes and Other Current Assets.

(c)	Includes the following balance sheet accounts: Long-term Debtors, Intangibles, Accumulated Amortization and Others.

COMPAÑIA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements – (Continued)

A summary of the current liabilities in local and foreign currency is as follows:

		Up to 90 days				90 days up to 1 year
Description	Currency	2003		2004		2003		2004
		Amount	Average annual interest	Amount	Average annual interest	Amount	Average annual interest	Amount	Average annual interest
		ThCh$	%	ThCh$	%	ThCh$	%	ThCh$	%
Short-term obligations with banks and financial institutions	Non-indexed Ch$	10,197,419	3.24	10,060,544	1.47	9,614,076	3.36	9,418,430	2.98
Short-term portion of obligations with banks and financial institutions	Indexed Ch$	61,874,779	1.85	206,743	—	—	—	—	—
	Dollars	20,288,570	1.69	15,310,044	2.41	3,268,562	1.71	—	—
		20,288,570	1.69	15,310,044	2.41	3,268,562	1.71	—	—
Obligations with the public (Commercial paper)	Non-indexed Ch$	—	—	—	—	—	—	34,746,717	5.45
	Dollars	—	—	—	—	—	—	—	—
	Euros	—	—	—	—	—	—	—	—
Obligations with the public (Bonds payable)	Indexed Ch$	1,746,043	5.89	70,877,120	6.75	1,561,832	5.89	1,415,297	6.00
	Dollars	9,040,768	—	4,106,204	—	—	—	—	—
	Euros	—	—	—	—	103,174,216	5.38	—	—
Long-term obligations maturing
within a year	Indexed Ch$	450,349	8.91	8,034	9.06	8,552	8.84	24,100	9.06
Due to related parties	Indexed Ch$	—	—	—	—	270,551	—	—	—
	Non-indexed Ch$	24,887,570	—	21,958,456	—	—	—	5,675,213	—
	Dollars	427,933	—	193,965	—	—	2.89	129,078	—
	Dollars		—		—		—		—
Other current liabilities (d)	Indexed Ch$	—	—	—	—	75,001,210	—	—	—
	Non-indexed Ch$	168,860,469	—	149,235,522	—	8,932	—	24,043,132	—
	Dollars	9,103,857	—	950,175	—	—	—	—	—
TOTAL CURRENT LIABILITIES		306,877,757	—	272,906,807	—	192,907,931	—	75,451,967	—
Subtotal by currency	Indexed Ch$	64,071,171	—	71,091,897	—	76,842,145	—	1,439,397	—
	Non-indexed Ch$	203,945,458	—	181,254,522	—	9,623,008	—	73,883,492	—
	Dollars	38,861,128	—	20,560,388	—	3,268,562	—	129,078	—
	Euros	—	—	—	—	103,174,216	—	—	—

(d)	Includes the following balance sheet accounts: Dividends payable, Trade accounts payable, Notes payables, Miscellaneous accounts payable, Accruals, Withholdings taxes, Unearned Income and Other current liabilities.

COMPAÑIA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements – (Continued)

A summary of the long-term liabilities in local and foreign currency is as follows:

		1 to 3 years		3 to 5 years		5 to 10 years		over 10 years
		2003		2003		2003		2003
		Amount	Average annual interest rate	Amount	Average annual interest rate	Amount	Average annual interest rate	Amount	Average annual interest rate
		ThCh$	%	ThCh$	%	ThCh$	%	M$	%
LONG-TERM LIABILITIES
Obligations with banks and financial institutions	Dollars	195,442,411	2.27	118,685,775	2.24	—	—	—	—
Bonds payable	Indexed Ch$	4,316,979	6.20	6,419,163	6.38	25,244,948	6.52	47,505,560	6.68
	Dollars	235,962,537	8.01	—	—	—	—	—	—
Other long-term liabilities (e)	Indexed Ch$	13,055,379	—	7,497,414	—	17,300,665	—	17,736,112	—
	Non-indexed Ch$	1,824,320	—	547,860	—	1,218,710	—	19,919,295	—
	Dollars	21,000,675	2.07	—	—	—	—	—	—
TOTAL LONG-TERM LIABILITIES		471,602,301	—	133,150,212	—	43,764,323	—	85,160,967	—
Subtotal by currency	Indexed Ch$	17,372,358	—	13,916,577	—	42,545,613	—	65,241,672	—
	Non-indexed Ch$	1,824,320	—	547,860	—	1,218,710	—	19,919,295	—
	Dollars	452,405,623	—	118,685,775	—	—	—	—	—

		1 to 3 years		3 to 5 years		5 to 10 years		over 10 years
		2004		2004		2004		2004
		Amount	Average annual interest rate	Amount	Average annual interest rate	Amount	Average annual interest rate	Amount	Average annual interest rate
		ThCh$	%	ThCh$	%	ThCh$	%	ThCh$	%
LONG-TERM LIABILITIES
Obligation with banks and financial institutions	Indexed Ch$	—	—	61,562,113	1.55	—	—	—	—
	Dollars	133,776,000	2.94	144,924,000	2.95	—	—	—	—
Bonds payable	Indexed Ch$	2,473,864	6.00	2,473,864	6.00	6,184,660	6.00	1,855,408	6.00
	Dollars	114,848,368	8.20	—	—	—	—	—	—
Other long-term liabilities (e)	Indexed Ch$	13,255,228	—	7,698,290	—	19,396,710	—	18,153,253	—
	Non-indexed Ch$	720,290	—	348,318	—	870,797	—	31,218,770	—
	Dollars

TOTAL LONG-TERM LIABILITIES		265,073,750	—	217,006,585	—	26,452,167	—	51,227,431	—

Subtotal by currency	Indexed Ch$	15,729,092	—	71,734,267	—	25,581,370	—	20,008,661	—
	Non-indexed Ch$	720,290	—	348,318	—	870,797	—	31,218,770	—
	Dollars	248,624,368	—	144,924,000	—	—	—	—	—

(e)	Includes the following balance sheet accounts: Due to related companies, Miscellaneous accounts payable, Accruals, Deferred long-term taxes, Other long-term liabilities.

COMPAÑIA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements – (Continued)

Note 31.	Sanctions

Neither the Company, nor its Directors and Managers have been sanctioned by the Superintendency of Securities and Insurance or any other administrative authority during 2004.

Note 32.	Subsequent events

a)	Placement of first issuance of Negotiable Instruments line No. 015

On January 18, 2005, Telefónica CTC Chile made the first placement from line No. 15 registered for ThCh$35,000,000 at the Superintendency of Securities and Insurance on May 12, 2004. The amount of the placement is ThCh$12,000,000, broken down into series E1 – E2, the amount raised was ThCh$11,676,635 at 0.31% per month and the maturity date is October 13, 2005.

The placement agent for this process was Inversiones Boston Corredores de Bolsa.

b)	Renewal of bilateral loan with BBVA NY

On January 21, 2005, Telefónica CTC Chile and BBVA N.Y. agreed to extend the bilateral loan granted originally on January 21, 1998, the renewal was for 1 year, maturing on January 23, 2006.

The amount of the loan is US$25 million at an interest rate of Libor 90 days plus a margin of 30 bps. Interest will be paid quarterly on April 21, 2005; July 21, 2005, October 21, 2005 and January 23, 2006.

The interest rate set for the first period of interest is 2.98% (Libor 3 months 2.68% + 0.30%).

In the period from January 1 to 21, 2005, there have been no other significant subsequent events that affect these financial statements.

Note 33.	Environment

In the opinion of Management and their in-house legal counsel and because the nature of the Company's operations do not directly or indirectly affect the environment, as of the closing date of these financial statements, no resources have been set aside nor have any payments been made for non-compliance with municipal ordinances or to other supervising organizations.

COMPAÑIA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements – (Continued)

Note 34.	Time deposits

The detail of time deposits is as follows at December 31, 2004:

Placement	Institution	Currency	Principal	Rate	Maturity date	Accrued interest	Total
			ThCh $	%		ThCh $	ThCh $
Nov 29, 2004	BBVA	Ch$	10,000,000	0.23	Jan 03, 2005	24,533	10,024,533
Nov 30, 2004	BANCO DE CHILE	Ch$	7,500,000	0.23	Jan 04, 2005	17,825	7,517,825
Nov 30, 2004	BANCO DE CHILE	Ch$	7,500,000	0.23	Jan 05, 2005	17,825	7,517,825
Dec 02, 2004	CORP BANCA	Ch$	1,100,000	0.22	Jan 06, 2005	2,339	1,102,339
Dec 02, 2004	CORP BANCA	Ch$	8,900,000	0.22	Jan 06, 2005	18,927	8,918,927
Dec 14, 2004	CORP BANCA	Ch$	9,500,000	0.21	Jan 13, 2005	11,305	9,511,305
Dec 14, 2004	THE CHASE MANHATTAN BANK N.A.	Ch$	4,000,000	0.20	Jan 13, 2005	4,534	4,004,534
Dec 31, 2004	ABN AMRO BANK	Dollars	4,264,110	0.24	Jan 03, 2005	—	4,264,110
Dec 07, 2004	BCI	UF	277,120	1.00	Mar 08, 2005	184	277,304
Total			53,041,230			97,472	53,138,702

The detail of time deposits is as follows at December 31, 2003:

Placement	Institution	Currency	Principal	Rate	Maturity date	Accrued interest	Total
			ThCh $	%		ThCh $	ThCh $
Dec 26, 2003	CITIBANK	Dollars	1,826,828	0.18	Jan 05, 2004	558	1,827,386
Dec 26, 2003	CITIBANK	Dollars	1,035,099	0.18	Jan 05, 2004	316	1,035,415
Dec 30, 2003	DEUSTSCHE BANK	Dollars	2,373,715	0.21	Jan 12, 2004	165	2,373,880
Jan 01, 2003	BANCO SANTIAGO	Ch$	1,797	0.13	Jan 05, 2004	180	1,977
Dec 09, 2003	BCI	UF	273,188	0.29	Mar 09, 2004	584	273,772
Total			5,510,627			1,803	5,512,430

Note 35.	Accounts payable

The detail of the accounts payable balance is as follows:

	2003 ThCh$	2004 ThCh$
Suppliers
Domestic	110,081,979	52,565,532
Foreign	7,206,051	2,758,618
Provision for work in progress	11,439,553	11,610,867
Total	128,727,583	66,935,017

Note 36.	Other accounts payable

The detail of other accounts payable is as follows:

	2003 ThCh$	2004 ThCh$
Exchange insurance contract payables	76,543,720	39,162,511
Billing on behalf of third parties	1,329,536	1,457,496
Service on account of carriers	4,934,856	4,251,403
Others	2,283,042	1,529,640
Total	85,091,154	46,401,050

COMPAÑIA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements – (Continued)

Note 37.	Differences Between Chilean And United States Generally Accepted Accounting Principles

The Company prepared its consolidated balance sheets as of December 31, 2004 and 2003, respectively, and its consolidated statements of income and cash flows for each of the three years in the period ended December 31, 2004 in its 20-F filing for the year ended December 31, 2004 in conformity with accounting principles generally accepted in Chile ("Chilean GAAP") with a reconciliation to net income (loss) for each of the three years in the period ended December 31, 2004, and a reconciliation to shareholders' equity as of December 31, 2003 and 2004, respectively, applying accounting principles generally accepted in the United States of America ("US GAAP"). This presentation is in accordance with Item 18 of the SEC Rules and Regulations.

I.	Differences in measuring methods

The Company's consolidated financial statements are prepared in accordance with generally accepted accounting principles ("GAAP") in Chile, which differ in certain respects from US GAAP.

Under Chilean GAAP, financial statements are restated to reflect the full effects of the gain (loss) in the purchasing power of the Chilean peso on the financial position and results of operations of reporting entities. The method is based on a model that enables calculation of net inflation gains or losses caused by monetary assets and liabilities exposed to changes in the purchasing power. The model prescribes that the historical cost of such accounts be restated for general price-level changes between the date of origin of each item and the year-end. As allowed pursuant to the rules and regulations for Form 20-F, the reconciliation included herein of consolidated net income, other comprehensive income and shareholders' equity does not include adjustments to eliminate the effect of inflation accounting under Chilean GAAP.

a)	Property, Plant and Equipment

As mentioned in note 2(m), to the Chilean GAAP financial statements, in accordance with standards issued by the SVS in 1986, the property, plant and equipment of the Company subject to such regulation are allowed to be revalued pursuant to a technical appraisal. The difference between the book value prior to revaluation and the revalued amount is included in equity as a surplus on account of such technical appraisal, and is subject to Chilean inflation adjustment and depreciation. Under U.S. GAAP, such revaluations are not permitted. The effects of the reversal of this revaluation net of the accumulated depreciation, as well as of the related depreciation expense for the year are shown under paragraph (u) below.

b)	Investments in Debt and Equity Securities

Under Chilean GAAP, investments in securities are accounted for at the lower of cost or market value. Under U.S. GAAP, marketable securities are classified as trading, held-to-maturity or available-for-sale. Those securities classified as trading are carried at their fair value, with realized and unrealized gains and losses recognized currently in earnings. Available-for-sale securities are also carried at fair value, with unrealized gains and losses recorded in shareholders' equity. Securities classified as held-to-maturity are carried at amortized cost. In 2002, the Company recorded other-than-temporary impairment charges of ThCh$4,922,112, for Terra Networks. On July 10, 2003, the Company sold the 2,984,986 shares they had in Terra Networks S.A., through the public offering of shares launched by Telefónica S.A. The price of the OPA was 5.25 Euros per share which at the exchange rate on the date it was completed, resulted in total proceeds of ThCh$12,959,496. For Chilean GAAP purposes, in each of the three years, instruments in securities available–for-sale were recorded at the lower of cost or market. The effects of the reversal of the unrealized losses that were considered to be temporary (Terra Networks S.A. shares) and the recording of the unrealized gains on available-for-sale securities (other than Terra Networks S.A. shares) which are recorded in equity in U.S. GAAP for each year are included in paragraph (u) below.

COMPAÑIA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements – (Continued)

Note 37.	Differences Between Chilean And United States Generally Accepted Accounting Principles (continued)

c)	Deferred Income Taxes

Starting January 1, 2000, the Company recorded income taxes in accordance with Technical Bulletin No. 60 of the Chilean Association of Accountants, recognizing using the liability method, the deferred tax effects of temporary differences between the financial reporting basis and the tax basis of assets and liabilities. As a transitional provision, a contra asset or liability had been recorded for the effects of the deferred tax assets and liabilities not recorded prior to January 1, 2000. Such complementary asset or liability is being amortized to income over the estimated average reversal periods corresponding to the underlying temporary differences to which the deferred tax asset or liability relates.

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

Temporary differences are defined as any difference between the financial reporting basis and the tax basis of an asset and liability that at some future date will reverse, thereby resulting in taxable income or expense. Temporary differences ordinarily become taxable or deductible when the related asset is recovered or the related liability is settled. A deferred tax liability or asset represents the amount of taxes payable or refundable in future years under currently enacted tax rates as a result of temporary differences at the end of the current year. The effects of the differences, primarily related to the amortization of the complementary account are included under paragraph (u) below.

Additionally, certain U.S. GAAP adjustments generate tax effects which are included in paragraph (u) below as "Deferred tax effects of U.S. GAAP adjustments."

d)	Capitalized Interest

Under Chilean GAAP, all interest on debt directly associated with construction projects is capitalized, including interest, price-level restatement and, with respect to foreign currency borrowings, foreign currency translation gains and losses. Until the end of 2002, all debt of the Company was considered directly associated with construction projects. The capitalization of interest costs associated with projects under construction is optional when incurred on debt that is not directly related to such projects. In 2003 under Chilean GAAP, the Company has discontinued capitalizing interest on its construction in progress due to the lack of incurrence of new debt which could be associated with such construction and the short-term nature of the items currently being included in the construction in progress category. Under U.S. GAAP, capitalization of interest is required for the interest which could be avoided should expenditures for the associated assets have not been made.

Under U.S. GAAP, up until the end of 2002, the Company reverses those amounts capitalized related to foreign currency exchange gains and losses on foreign currency borrowings related to construction for purposes of reconciling to U.S. GAAP.

Additionally, in 2003 and 2004, the Company continues to capitalize interest under US GAAP.

The effects of the differences, including those related to the depreciation, described above are included under paragraph (u) below.

COMPAÑIA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements – (Continued)

Note 37.	Differences Between Chilean And United States Generally Accepted Accounting Principles (continued)

e)	Prior Service Cost Staff Severance Indemnities

Under Chilean GAAP, prior service cost resulting from the adoption of new severance indemnity plans created in year 1987 were charged to income upon adoption.

Under U.S. GAAP, the prior service cost, under Statement of Accounting Standards ("SFAS") 87 is deferred and is amortized into income over the expected working life of the employee. The effects of the deferral and the corresponding amortization for the years shown is included under paragraph (u) below.

f)	Staff Severance Indemnities

Under Chilean GAAP, the Company's staff severance indemnities obligation is recorded at the present value of benefits earned, at 7% annual discount rate, considering the estimated service life as determined on the basis of actuarial assumptions. Additionally, the Company offers loans with certain limitations as to amount under its most recently negotiated union contracts which are recorded as advances again the severance indemnity amount on the balance sheet. The difference between the gross recorded values of the loans and the present value of the obligations to the employees who have taken out this loans is charged to income under Chile GAAP over the average service life of the employee.

Under U.S. GAAP, severance indemnities are recorded in accordance with SFAS No. 87, "Employer's Accounting for Pensions." This method uses variables such as workforce rotation, average salary increases, workforce mortality, average service life and a discount factor (5.5%) as underlying assumptions. The Company has elected to recognize its actuarial gains and losses immediately under U.S. GAAP. Additionally, the loans under U.S. GAAP are recorded net of interest in accordance with Accounting Principles Board Opinion No. 21. The Company has determined that, although, expected time periods to maturity are not included in the loan agreements, these loans would be presented at their present value and accrete interest over the average service lives of these employees as this would represent the "stated maturity date" (end of service) as defined in the literature. The effects of the differences in methodology are included under paragraph (u) below.

g)	Derivatives

As described in note 27 to the local financial statements, the Company uses derivative instruments to manage exposures to foreign currency and interest rate risk. The Company's objectives for holding derivatives are to minimize these risks using the most effective methods to eliminate or reduce the impact of these exposures.

Forward exchange contracts:

The Company has forward exchange contracts between the US dollar and Chilean peso and US dollar and the U.F. Under Chilean GAAP, these forward exchange contracts are recorded at fair value with mark to market adjustments recorded as unrealized gains on the balance sheet with no income statement effect and any unrealized loss in the income statements. These derivatives are considered fair value hedges of existing transactions. The initial premium or discount on these contracts is deferred and amortized over the life contract.

Under U.S. GAAP, these forward exchange contracts are valued at fair value with changes in fair value recognized in income, whether they represent unrealized gains or unrealized losses.

The effects of the adjustment to record the effect of mark to market adjustments deferred under Chile GAAP and required to be recorded in income under US GAAP is included in (u).

COMPAÑIA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements – (Continued)

Note 37.	Differences Between Chilean And United States Generally Accepted Accounting Principles (continued)

Cross currency swaps:

In 2003, the Company entered into a cross-currency swap as a fair value hedge of its Eurobond debt. Under Chile GAAP, the unrealized gain associated with this contract was deferred. Under US GAAP, the unrealized gain on this derivative would be recognized in income. The adjustment is included in the reconciliation at (u) for 2003. In July, 2004, this cross-currency swap agreement reached its maturity date.

In 2004, the Company entered into a cross-currency swap as a fair value hedge of its $U.S. debt. Under Chile GAAP, the unrealized loss associated with this contract was marked to market through the income statement. Under U.S. GAAP, the mark to market adjustment is also charged to income.

Interest rate swaps:

In Chile GAAP, the interest rate swap agreements are considered cash flow hedges of a forecasted transaction. As such, under Technical Bulletin 57 of the Chilean Institute of Accountants, all unrealized gains and losses are deferred. Under US GAAP, all unrealized gains and losses would be recognized through other comprehensive income as the documentation of the contract's designation as a "hedge" met the requirements under SFAS No. 133. The difference is not significant to adjust.

Embedded derivatives:

Current Chilean accounting rules do not consider the existence of derivative instruments embedded in other contracts and therefore they are not analyzed and accounted for in the Company's Chilean GAAP financial statements. For U.S. GAAP purposes, certain implicit or explicit terms included in host contracts that affect some or all of the cash flows or the value of other exchanges required by the contract in a manner similar to a derivative instrument are required to be bifurcated from the host contract and accounted for at fair value.

Other

The Company also has some forward exchange contracts defined as speculative under Chile GAAP whose unrealized gains and losses are recorded in the income statement. Under US GAAP, these derivative contracts would also be considered speculative and marked to market through the income statement.

The effects of the adjustments for financial derivatives, are mainly related to forward contracts for the three years in the period ended December 31, 2004. The embedded derivatives are quantified as a separate adjustment in the reconciliation see paragraph (u) below.

h)	Accommodation Equipment

From April 1, 2001 until the sale of Telefónica Móvil de Chile S.A., this segment loaned out phones under certain accompanying service contracts; ownership of the phones remained with the Company. The Company, under Chile GAAP, writes off the equipment on a straight-line basis over the average life of the service contract, capitalizing any unamortized cost in fixed assets.

Under U.S. GAAP, the subsidies on these types of phone (their cost) are recognized as losses in the income statement on the contract date due to, among other things, Telefónica Móvil's lack of a sufficient history of recovery of the phones upon termination of the contracts and their lack of control procedures to track the phones during their customer service period. The effects are included under paragraph (u) below.

COMPAÑIA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements – (Continued)

Note 37.	Differences Between Chilean And United States Generally Accepted Accounting Principles (continued)

i)	Goodwill

Under Chilean GAAP up through December 31, 2003, the Company recorded goodwill or negative goodwill for the differences between the purchase price and the carrying value of the assets acquired and liabilities assumed. Circular No. 1358, dated December 3, 1997, issued by the SVS, extended the maximum amortization period of both goodwill and negative goodwill to 20 years from the previous 10 and 5 years, respectively. As of January 1, 2004, Technical Bulletin No. 72 ("TB 72") of the Chilean Institute of Accountants became effective. This bulletin requires that the assets acquired and liabilities assumed be recorded at fair value and that the excess of the purchase price of the investment over the fair value of the assets acquired and liabilities assumed be recorded as goodwill. Negative goodwill is recorded when the fair value of the assets acquired and liabilities assumed exceeds the cost of the investment. If any negative goodwill is generated on non-monetary assets and liabilities, that amount is recorded as "other income" in the income statement. Goodwill impairment testing is prepared when indications that the recovery of the value of the goodwill is not assured. Goodwill amortization continues to be recorded under TB 72.

Under U.S. GAAP, assets acquired and liabilities assumed are recorded at their fair value. Any excess of the cost of the investment over the fair values of the assets acquired and liabilities assumed is treated as goodwill. Any excess in fair value over cost is allocated to reduce the values assigned to non-current assets in recording their fair values. In the opinion of the Company, the book value of any assets acquired or liabilities assumed has not materially differed from their fair values in any transactions recorded under purchase accounting.

As of January 1, 2002, the Company adopted SFAS No. 142, "Goodwill and other Intangible Assets" (SFAS No. 142). In accordance with SFAS No. 142, goodwill will no longer be amortized, but will be tested for impairment on an annual basis and whenever indicators of impairment arise. The goodwill impairment test, which is based on fair value, is to be performed on a reporting unit level annually. The Company has performed the annual impairment tests of goodwill required by the standards, which did not result in any impairment adjustment. The difference in (u) reverses the effects of the amortization of goodwill booked under Chilean GAAP.

j)	Minimum dividend

As required by Law No. 18,046, the Company must distribute a minimum cash dividend equivalent to 30% of net income. Since the payment of these dividends is a legal requirement in Chile, an accrual for U.S. GAAP purposes should be made to recognize the corresponding decrease in equity at each balance sheet date. Under Chile GAAP, these dividends are not booked until they have received the final approval of the shareholders' meeting held, in Telefónica's case, in April following the year-end. During 2004, in addition to the annual approval procedures at the shareholders' meeting which we have described above, at an extraordinary meeting of the shareholders during the year, a dividend was declared related to the proceeds from the sale of Telefónica Móvil which exceeded 30% of the 2004 net income. Therefore, at December 31, 2004, there is no difference between Chile GAAP and US GAAP. The effects at December 31, 2003 on consolidated equity are shown in the reconciliation in paragraph (u) below.

COMPAÑIA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements – (Continued)

Note 37.	Differences Between Chilean And United States Generally Accepted Accounting Principles (continued)

k)	Translation of Financial Statements of Investment Outside of Chile

Under Chilean GAAP, in accordance with Technical Bulletin 64 (BT 64), the financial statements of foreign subsidiaries that operate in countries exposed to significant risks ("unstable countries"), and that are not considered to be an extension of the parent Company's operations, must be remeasured into US dollars. The Company has remeasured its foreign subsidiaries into US dollars under this requirement as follows:

-	Monetary assets and liabilities are translated at year-end rates of exchange between the US Dollar and the local currency.

-	All non-monetary assets and liabilities and shareholders equity are translated at historical rates of exchange between the US dollar and the local currency.

-	Income and expense accounts are translated at average rates of exchange between the US dollar and local currency.

-	The effects of any exchange rate fluctuations are included in the results of operations for the period.

Under BT 64, the investment in a foreign subsidiary is price-level restated, the effects of which are reflected in income, while the effects of the foreign exchange gain or loss between the Chilean Peso and the US Dollar are reflected in equity in the account "Cumulative Translation Adjustment"; as the foreign investment itself is measured in US dollars.

In the opinion of the Company and under the exemption allowed for Technical Bulletin 64 by the AICPA International Task Force, the Chilean GAAP procedures described above are part of the comprehensive basis of preparation of price-level adjusted financial statements required by Chilean GAAP. Inclusion of inflation and translation effects in the financial statements is considered appropriate under the inflationary conditions that have historically affected the Chilean economy and, accordingly, are not eliminated in the reconciliation to U.S. GAAP.

l)	Effect of U.S. GAAP adjustments in investments in related companies accounted for under the equity method

The principal U.S. GAAP adjustment affecting the Company's equity investees is accounting for deferred tax assets and liabilities, in accordance with SFAS No. 109. The effect of these differences is included under paragraph (u) below.

m)	Loss on sale of investment

On September 2002, Telefónica Empresas CTC Chile S.A. sold and transferred 25% of its ownership of Sonda S.A. to Inversiones Pacífico Limitada and Inversiones Santa Isabel Limitada, companies associated with Mr. Andrés Navarro H. At a price of ThCh$27,920,701 (historical), the sale generated a net loss in Chilean GAAP, in the amount of ThCh$1,164,197, due to extraordinary proportional write off of goodwill in relation to the percentage sold (Note 12a) and to the difference between the carrying value of the proportional value of the investment and the amount received (Note 22 no. 4). Once this transaction was completed, Telefónica CTC Chile through its subsidiary Telefónica Empresas CTC Chile S.A., held 35% ownership of that company.

In July, 2003, Inversiones Santa Isabel Limitada, exercised its option to purchase the remaining 35% of the Company generating a gain of ThCh$6,999,276 before taxes.

Under U.S. GAAP, the 2002 sale resulted in a loss as a result of the effects of U.S. GAAP adjustments on the carrying value of the investment, as is explained on paragraph (l). In 2003 that effect reversed with the sale of the remaining 35%, the effects are included under paragraph (u) below.

COMPAÑIA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements – (Continued)

Note 37.	Differences Between Chilean And United States Generally Accepted Accounting Principles (continued)

n)	Transaction under common control entities and discontinued operations

In April 2004, Telefónica CTC Chile sold its ownership of Sociedad Comercial e Impresora Publiguías S.A. to Telefónica Publicidad e Información S.A., a subsidiary of Telefonica S.A., Spain with a 59.90% ownership. The selling price was US$14,760,000, which resulted in a gain, net of taxes, of ThCh$4,940,000.

In July 2004, Telefónica CTC Chile sold 100% of its stock in its subsidiary, Telefónica Móvil de Chile S.A. to Telefónica Móviles S.A., a subsidiary of Telefónica S.A., Spain with a 92.46% ownership. The sales price for Telefónica Móviles S.A. (purchaser) was US$1,058 million (ThCh$663,847), which was paid on July 28, 2004. For Telefónica CTC Chile S.A., this transaction meant recognizing a net of tax gain of US$470 million (ThCh$303,540) after inclusion of the balance of goodwill on this investment as of June 2004 as well as the balance of its investment in the Company.

Telefónica Móvil de Chile S.A. at the time of its sale and beyond June 30, 2004 is an entity consolidated into Telefónica S.A. group's 20-F for U.S. GAAP purposes. Since was made to Telefónica Moviles S.A., another consolidated Company within the Telefónica S.A. group. The Company held a participation of 9% in Sociedad Comercial e Impresora Publiguías S.A. an entity which had been accounted for as an equity-method investee due to the significant influence exercised by various commonly controlled entities within the Telefónica S.A. group. This participation was sold to Telefónica Publicidad e Información S.A., another entity commonly controlled within the Telefónica S.A. group.

Under U.S. GAAP, sales of entities and interests between companies within a commonly controlled group transfer their assets and liabilities at historical cost. Any difference between such values and the amount paid for the transaction is considered a capital transaction and is recorded in shareholders' equity.

The effects of reversing the gains associated with the sale of the stock in the subsidiary Telefónica Móvil de Chile S.A. and the Company's participation in Sociedad Comercial e Impresora Publiguías S.A. and recording the sales as capital transactions under U.S. GAAP in the equity reconciliation are included in (u) below.

The gain recorded under Chilean GAAP differs from the contribution of capital under US GAAP by approximately ThCh$22,895,578 which consists of assets and liabilities of Telefónica Móvil S.A. whose book values differ between Chile GAAP and US GAAP on June 30, 2004, the date of deconsolidation of Telefónica Móvil S.A. This difference primarily relates to basis differences in goodwill. The reconciliation includes a reclassification to contribution of capital from retained earnings for the above transactions.

Additionally, under Chilean GAAP, no revision to the financial statement information presented in previous years is required after a divestiture has occurred. Under US GAAP, in accordance with SFAS No. 144, the discontinued operations of a component must be retroactively separated from the continuing operations of an entity. As Telefónica Móvil de Chile S.A. met the criteria to be considered as a "component" which would be presented under "Discontinued Operations" in accordance with Statement of Accounting Standards No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS No. 144"), the Company has presented under US GAAP its operations through the sale date as discontinued under US GAAP, net of the tax effect, and retroactively for all periods presented.

o)	Revenue Arrangements with Multiple Deliverables

Under Chilean GAAP, revenue is generally recognized as services are performed or products are delivered based on the specified contractual price. In US GAAP, the Company adopted EITF 00-21

COMPAÑIA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements – (Continued)

Note 37.	Differences Between Chilean And United States Generally Accepted Accounting Principles (continued)

"Revenue Arrangements with Multiple Deliverables" on January 1, 2004. Certain of the contracts of the Company contain "multiple elements" as defined in the literature. These contracts primarily comprise those of the subsidiary, Telefónica Empresas S.A. which is in the business of providing voice and internet data service to corporate customers. Contracts in this business may include equipment sales, equipment rentals, set-up/installation fees, and/or service and maintenance fees. Service and maintenance fees are not purchased on a stand-alone basis. The customer could not, and would not, separately purchase the set-up services without the on-going services. The services specified in the arrangement are performed continuously over the contractual term of the arrangement (and any subsequent renewals). The Company therefore defers and recognizes the set-up fees over the life of the estimated customer relationship in accordance with US GAAP.

Additionally, the Company recorded adjustments to the revenue of its subsidiary, Telefónica Móvil S.A., for multiple deliverables as defined under Staff Accounting Bulletin 104 for the six months of operations included in the consolidated results. The Company determined that the sale of cellular handsets combined with "free" prepaid minutes constitutes a revenue arrangement with multiple deliverables. The Company began to allocate the arrangement consideration on a fair value basis resulting in the income for the free minutes being deferred and recognized over their actual usage period. Additionally, the Company deferred activation fees charged over the estimated life of the customer relationship. These adjustments were not significant to record in the years ended December 31, 2002 and 2003.

The adjustments to income are included in paragraph (u) below.

p)	Publiguías Agreement

Under Chilean GAAP the fee paid upon restructuring of the service contract was recognized as income from operations. Under US GAAP, the fee was deferred over the remaining term of the original contract through 2002.

q)	Debt restructurings

Under Chile GAAP and US GAAP, certain debt modifications as defined under EITF 96-19 "Debtor's Accounting for a Modification or Exchange of Debt Instruments", in an other than troubled debt restructuring, may qualify as a debt modification rather than an extinguishments of debt which would result in the continuing deferral and amortization of the original unamortized financing costs over the term of the modified debt agreement.

r)	Cost adjustment under certain Construction-Type contracts

The Company, as part of its real estate construction-in-progress projects, enters into subcontracting agreements. As part of those agreements, certain cost adjustments may be charged back to the subcontractor. Under Chilean GAAP, back charges are recognized in non operating income in the period they are collected.

Under U.S. GAAP, pursuant to SOP 81-1, "Accounting for Performance of Construction-Type and Certain Production-Type Contracts", back charges to subcontractors should be recorded as receivables and, to the extent considered collectible, should be applied to reduce contract costs.

The effect of the adjustment arising from accounting under US GAAP for back charges and the reduction in depreciation related to the reduction of the fixed asset bases are presented in paragraph (u).

s)	Installation Cost:

Beginning in the year ended December 31, 2003 under Chilean GAAP, the Company capitalized its installation costs for fixed line service.

COMPAÑIA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements – (Continued)

Note 37.	Differences Between Chilean And United States Generally Accepted Accounting Principles (continued)

Under U.S. GAAP, as these are not considered incremental to the installation activity, the installation costs are expensed as incurred. The reversal of the capitalized installation costs under Chile GAAP and their associated depreciation are included in paragraph (u) below.

t)	Write-off of deferred financing costs

The Company redeemed a UF 3,992,424 series K bond on February 15, 2005. For Chilean GAAP purposes, the majority of the associated deferred financing costs and discount were written off during the year ended December 31, 2004 in the amount of ThCh$3,236,587. The amount written off was calculated assuming a remaining amortization period ending on the redemption date of February 15, 2005. This write off of the deferred financing costs and discount during 2004 is not permitted under US GAAP, as the related debt issuance costs and discount must be charged to expense in the period in which the early extinguishment takes place under Accounting Principles Board Opinion No. 26 "Early Extinguishment of Debt". Accordingly, this generated a difference of ThCh$3,236,587 in net income and shareholders' equity between Chilean GAAP and US GAAP, as shown in the reconciliations in (u).

u)	Effects of conforming to U.S. GAAP

The adjustments to reported net income required to conform to accounting principles generally accepted in the United States are as follows:

	2002 ThCh$	2003 ThCh$	2004 ThCh$
Net (loss) income in accordance with Chilean GAAP	(18,303,610)	10,387,229	311,628,674
Reversal of additional depreciation of technical revaluation (a)	(57,858)	(54,720)	(53,964)
Investments in debt and equity securities (b)	2,683,251	(2,683,251)	—
Deferred income taxes (c)	13,840,497	11,786,609	14,483,966
Deferred taxes effects of U.S. GAAP adjustments (c)	(3,656,240)	206,727	807,148
Capitalization of interest (d)	(7,475,019)	1,044,729	(646,779)
Depreciation of capitalization of foreign currency exchange gain/(loss) differences	1,125,742	381,883	381,883
Prior service cost staff severance indemnities (e)	(901,375)	(327,430)	(375,325)
Staff severance indemnities (f)	6,753,284	(3,600,441)	(3,905,096)
Derivatives (g)	2,901,044	10,082,579	(2,771,168)
Embedded derivatives (g)	—	(1,513,995)	(207,627)
Accommodation equipment (h)	2,063,330	(2,643,032)	50,876
Goodwill amortization (i)	15,665,786	8,092,205	6,493,356
Investments in related companies under the equity method (l)	461,546	(461,546)	—
Loss on sale of investment (m)	(181,713)	181,713	—
Effects of minority interest on U.S. GAAP adjustments	176,966	(48,596)	—

COMPAÑIA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements – (Continued)

Note 37.	Differences Between Chilean And United States Generally Accepted Accounting Principles (continued)

	2002 ThCh$	2003 ThCh$	2004 ThCh$
Publiguías agreements (p)	14,914,237	—	—
Cost adjustment under certain construction – type contracts (r)	—	(557,599)	(170,752)
Installation cost (s)	—	(1,422,502)	(786,424)
Gain on sale of Telefónica Móvil de Chile S.A. (n)	—	—	(303,540,170)
Gain on sale of Publiguías (n)	—	—	(5,065,896)
Deferred income multiple element arrangements (o)	—	—	499,859
Write-off of deferred financing costs (v)	—	—	3,236,587
Net income in accordance with U.S. GAAP	30,009,868	28,850,562	20,059,148
Net income from continuing operations in accordance with U.S. GAAP	14,665,427	16,400,775	21,310,171
Net income (loss) from discontinued operations in accordance with U.S. GAAP	15,344,441	12,449,787	(1,251,023)
Other comprehensive income, net of tax:
Unrealized (losses)/gain on marketable securities (b)	(2,227,098)	2,468,105	442,895
Cumulative translation adjustment - Chilean GAAP (k)	356,540	(2,803,562)	(425,240)
Comprehensive income in accordance with U.S. GAAP	28,139,310	28,515,105	20,076,803

The adjustments required to conform shareholders' equity amounts to U.S. GAAP are as follows:

	2003 ThCh$	2004 ThCh$
Shareholders' equity in accordance with Chilean GAAP	1,322,493,484	984,871,012
Reversal of technical revaluation of property, plan and equipment (a)	3,318,923	3,264,959
Deferred income taxes (c)	(137,676,416)	(122,859,976)
Investment in debt and equity securities (b)	241,006	683,901
Deferred tax effects of U.S. GAAP adjustments (c)	312,346	853,929
Capitalization of interest (d)	12,600,257	7,517,089
Capitalization of foreign currency exchange gain/(loss) differences (d)	(3,803,686)	(3,421,803)
Prior service cost staff severance indemnities (e)	1,760,654	1,385,329
Staff severance indemnities (f)	(9,959,790)	(13,383,614)
Derivatives (g)	3,036,619	265,451
Embedded derivatives (g)	215,795	8,169
Accommodation equipment (h)	(7,238,909)	—

COMPAÑIA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements – (Continued)

Note 37.	Differences Between Chilean And United States Generally Accepted Accounting Principles (continued)

	2003 ThCh$	2004 ThCh$
Goodwill (i)	23,393,847	4,711,325
Minimum dividend (j)	(3,116,169)	—
Cost adjustment under certain construction type contract (r)	(557,599)	(728,351)
Installation cost (s)	(1,422,502)	(2,208,927)
Reclassification from retained earnings to the capital contribution under US GAAP of
Telefónica Móvil de Chile S.A. (n)	—	(280,644,592)
Publiguías S.A. (n)	—	(5,065,896)
Capital contribution for transactions among commonly-controlled entities Telefonía Móvil de Chile and Publiguías (n)	—	285,710,488
Deferred income multiple element arrangements (o)	—	(519,665)
Write-off of deferred financing costs (v)	—	3,236,587
Shareholders' equity in accordance with U.S. GAAP	1,203,597,860	863,675,415

The following summarizes the changes in shareholders' equity under U.S. GAAP during the years ended December 31, 2003 and 2004:

	2003 ThCh$	2004 ThCh$
Balance as of January 1	1,195,334,982	1,203,597,860
Minimum dividend (j)	(3,116,169)	—
Reversal of minimum dividend (j)		3,116,169
Dividend declared and paid in 2004	(17,136,058)	(648,825,905)
Transfer of gain on sales of Telefónica Móvil de Chile S.A. and Publiguías to equity transactions under US GAAP	—	285,710,488
Other comprehensive income, net of tax:
Cumulative translation adjustment – Chile GAAP (k)	(2,803,562)	(425,240)
Unrealized gain on marketable securities (b)	2,468,105	442,895
Net income in accordance with U.S. GAAP for the year	28,850,562	20,059,148
Balance at December 31	1,203,597,860	863,675,415

v)	Comprehensive Income

In accordance with Statement of Financial Accounting Standards ("SFAS") No. 130, "Reporting Comprehensive Income" the Company reports a measure of all changes in shareholder's equity that result from transactions and other economic events of the period other than transactions with owners ("comprehensive income"). Comprehensive income is the total of net income (loss) and other non-owner equity transactions that result in changes in net equity. The components of other comprehensive income are reported net of the related tax effects.

COMPAÑIA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements – (Continued)

Note 37.	Differences Between Chilean And United States Generally Accepted Accounting Principles (continued)

The following represents accumulated other comprehensive income balances as of December 31, 2002, 2003 and 2004 (in thousands of constant Chilean pesos as of December 31, 2004).

	2002 Effect of US GAAP
	Chilean cumulative translation adjustment	Unrealized (losses) on marketable securities	Tax effects	Accumulated other comprehensive income (loss)
Beginning	1,638,558	—	—	1,638,558
Credit	356,540	(2,683,251)	456,153	(1,870,558)
Ending	1,995,098	(2,683,251)	456,153	(232,000)

	2003 Effect of US GAAP
	Chilean cumulative translation adjustment	Unrealized (losses) on marketable securities	Tax effects	Accumulated other comprehensive income (loss)
Beginning	1,995,098	(2,683,251)	456,153	(232,000)
Credit	(2,803,562)	2,973,619	(505,514)	(335,457)
Ending	(808,464)	290,368	(49,361)	(567,457)

	2004 Effect of US GAAP
	Chilean cumulative translation adjustment	Unrealized (losses) on marketable securities	Tax effects	Accumulated other comprehensive income (loss)

Beginning	(808,464)	290,368	(49,361)	(567,457)
Credit	(425,240)	533,609	(90,714)	17,655
Ending	(1,233,704)	823,977	(140,075)	(549,802)

w)	Discontinued Operations

In July 2004, the Telefónica CTC Chile S.A. sold 100% of shares held in its consolidated subsidiary, Telefónica Móvil de Chile S.A. It was accounted for as discontinued operations in accordance with SFAS No. 144 and, accordingly, amounts in the reconciliation of net income to US GAAP and the additional disclosure notes required under US GAAP for all periods shown, reflect that component as a discontinued operation.

COMPAÑIA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements – (Continued)

Note 37.	Differences Between Chilean And United States Generally Accepted Accounting Principles (continued)

The results of operations of the discontinued operations detailed above in each period presented are as follows:

	For the year ended December 31, 2002	For the year ended December 31, 2003	For the six months ended June 30, 2004
	ThCh$	ThCh$	ThCh$
Amounts as reported under Chilean GAAP
Net Revenues	223,079,187	248,503,701	134,576,096
Income (loss) before taxes	4,617,469	2,557,066	(9,317,777)
Income taxes	(582,105)	(2,098,950)	1,339,465
Net income (loss) on discontinued operations	4,035,365	4,656,016	(7,978,312)
U.S. GAAP adjustments:
Deferred income taxes	(636,824)	(2,417,225)	(4,190)
Deferred taxes effects of U.S. GAAP adjustments	(349,823)	(20,089)	(363,404)
Capitalization of interest	—	3,178,648	1,257,742
Staff severance indemnities	123,061	(413,863)	(190,473)
Accommodation equipment	2,063,330	(2,643,032)	50,876
Goodwill amortization	10,109,332	10,109,332	4,957,214
Deferred income multiple element arrangements	—	—	1,019,524
Net income (loss) on discontinued operations as reported under U.S. GAAP	15,344,441	12,449,787	(1,251,023)

The major classes of consolidated assets, consolidated liabilities and minority interest of Telefónica Móvil de Chile S.A. included in the US GAAP Telefónica CTC Chile S.A. consolidated balance sheet are as follows:

	As of 2003 ThCh$	As of June 2004 ThCh$
Condensed Balance Sheet
Total Current Assets	88,888,480	96,318,580
Total Property, Plant and Equipment	354,539,673	331,288,804
Goodwill	161,389,254	159,047,888
Total Other Assets	14,595,152	14,837,613
Total Assets of Discontinued Operations	619,412,559	601,492,885
Current Liabilities	120,313,630	127,806,319
Long Term Liabilities	126,035,785	116,727,676
Total Liabilities of Discontinued Operations	246,349,415	244,533,995
Net Assets − Discontinued operations	373,063,145	356,958,890

COMPAÑIA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements – (Continued)

II.    Additional Disclosure Requirements:

a)    Earnings per share

The following (loss) earnings per share information, presented in Chilean pesos per share, is not required to be presented in the financial statements under Chilean GAAP but is a required disclosure under U.S. GAAP:

	2002	2003	2004

Chilean GAAP (loss) earnings per share	(0.0191)	0.0109	0.3256
U.S. GAAP earnings per share:
U.S. GAAP earnings per share continuing operations	0.0153	0.0171	0.0223
Discontinued operations (net of tax)	0.0160	0.0130	(0.0013)
Basic and diluted U.S. GAAP earnings per share	0.0313	0.0301	0.0210
Weighted average number of shares outstanding (in thousands)	957,157,085	957,157,085	957,157,085

The earnings per share figures for both U.S. GAAP and Chilean GAAP purposes have been calculated by dividing the respective earnings (loss) amounts in accordance with U.S. GAAP and Chilean GAAP, respectively, by the weighted average number of common shares outstanding during the year. The Company has not issued convertible debt or equity securities. Consequently, there are no potentially dilutive effects on the earnings per share of the Company

b)    Income taxes:

The provision (benefit) for income taxes differs under Chilean GAAP from the charge calculated in accordance with U.S. GAAP, as a result of the following differences:

	2002 ThCh$	2003 ThCh$	2004 ThCh$
Current income taxes as determined under Chilean GAAP	2,879,332	22,967,218	57,562,014
Deferred income taxes as determined under Chilean GAAP	24,779,210	6,767,163	4,833,193
Sub-Total	27,658,542	29,734,381	62,395,207

U.S. GAAP adjustments:
Deferred tax effect applying SFAS N° 109	(13,840,497)	(11,786,609)	(14,483,966)
Deferred tax effect of U.S. GAAP Adjustments	3,656,240	(206,727)	(807,148)
Reclassification of taxes on the sale of Telefónica Móvil
de Chile S.A. and Publiguías to equity (capital contribution)	—	—	(36,279,149)
Charge for the period under U.S. GAAP Total	17,474,285	17,741,045	10,824,944
Income tax expense from continuing operations	15,905,533	17,402,681	11,796,814
Income tax expense (benefit) included in discontinued operations	1,568,752	338,364	(971,870)

COMPAÑIA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements – (Continued)

Deferred tax assets (liabilities) as of balance sheet dates are summarized as follows:

	2003			2004
	SFAS N°109 Applied to Chilean Balances ThCh$	SFAS Applied to U.S. GAAP Adjustment ThCh$	Total Deferred Under SFAS N° 109 ThCh$	SFAS N°109 Applied to Chilean Balances ThCh$	SFAS Applied to U.S. GAAP Adjustment ThCh$	Total deferred Under SFAS N° 109 ThCh$

Allowance for doubtful accounts	14,758,399	—	14,758,399	12,965,656	—	12,965,656
Vacation provision	819,047	—	819,047	652,674	—	652,674
Tax loss (1)	21,138,354	—	21,138,354	1,537,122	—	1,537,122
Capitalized staff severance indemnities	920,127	(299,311)	620,816	723,561	(235,506)	488,055
Assets and liabilities for leasing	581,109	—	581,109	—	—	—
Reappraised property, plant and equipment depreciation	4,809,305	(564,217)	4,245,088	3,866,641	(555,043)	3,311,598
Capitalized interest (part of fixed assets above)	—	(1,495,417)	(1,495,417)	—	(712,092)	(712,092)
Other temporary differences	593,789	(552,911)	40,878	—	—	—
Total Assets	43,620,130	(2,911,856)	40,708,274	19,745,654	(1,502,641)	18,243,013

Property, plant and equipment depreciation	(201,212,332)	1,531,037	(199,681,295)	(173,239,003)	271,982	(172,967,021)
Staff severance indemnities	(6,958,614)	1,693,165	(5,265,449)	(6,165,790)	2,275,214	(3,890,576)
Software development	(1,000,334)	—	(1,000,334)	(3,312,001)	—	(3,312,001)
Assets and liabilities for leasing	—	—	—	(26,964)	—	(26,964)
Deferred charges	(2,326,363)	—	(2,326,363)	(1,198,591)	—	(1,198,591)
Other	—	—	—	(427,492)	(190,626)	(618,118)
Total Liabilities	(211,497,643)	3,224,202	(208,273,441)	(184,369,841)	2,356,570	(182,013,271)
Net deferred tax liabilities from application of SFAS N°109	(167,877,513)	312,346	(167,565,167)	(164,624,187)	853,929	(163,770,258)

(1)	Under the current Chilean law, tax losses can be carried forward indefinitely.

The provision for income taxes differs from the amount of income tax determined by applying the applicable local statutory income tax rate to pretax income, calculated in accordance with U.S. GAAP, as a result of the following differences:

	2002 ThCh$	2003 ThCh$	2004 ThCh$
Tax provision (benefit) at statutory Chilean tax rates	7,695,483	7,719,432	5,250,296
Differences between accounting and tax bases:
Price-level restatement not accepted for tax purposes	6,014,704	1,697,238	2,272,914
Amortization of goodwill	4,084,996	3,904,045	1,110,155
Sale of Sonda	(1,124,307)	(1,942,072)	—
Unsupported write-offs	—	784,053	1,236,989
Other – non deductible item	803,409	5,578,349	954,590
Income tax expense	17,474,285	17,741,045	10,824,944

Although Telefónica CTC Chile recorded net losses for financial reporting purposes in 2002, certain of Telefónica CTC Chile's subsidiaries recorded taxable income thus giving rise to provisions for income taxes, as Chile tax returns are filed on an individual legal entity basis.

COMPAÑIA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements – (Continued)

(c)    Segment information:

Information by Business Segments:

Telefónica CTC Chile discloses segment information in accordance with SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information" which establishes standards for reporting information about operating segments and related disclosures for products and services and geographic areas. Operating segments are defined as components of an enterprise for which separate financial information is available that is regularly used by the chief operating decision maker in deciding how to allocate resources and in assessing performance. The Company presents segment information in accordance with Chilean GAAP, which is used by management for internal reporting and decision-making purposes.

The Company manages and measures the performance of its operations by business segment. The internally reported operating segments are as follows:

Fixed Telecommunication

Fixed Telecommunication services include primary service, line connections and installations, value-added services, terminal equipment marketing, directory advertising and dedicated lines. Consistent with the financial statements, revenue is recognized as services are rendered.

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

This segment was sold on July 2004 as described in note 37 (w), therefore the segment information includes only the six months ended June 30, 2004.

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

Information Systems Services

The Information Systems Services segment generates revenues by providing systems integration services and products, as well as information systems platforms. The services it provides include outsourcing, network management, hardware and software maintenance, development of information systems solutions and software applications, consulting and training services. Consistent with the financial statements, revenue is recognized as services are rendered. With the sale of Sonda, the Company's information system services segment did not exist in 2003 and 2004.

COMPAÑIA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements – (Continued)

Other

Other services principally include public telephone services and interconnection services provided to other local networks. Revenue is recognized as services are rendered.

Relevant information concerning Telefónica CTC Chile and its principal subsidiaries, which represent different segments, together with information regarding other subsidiaries is as follows:

As of and for the year ended December 31, 2002	Fixed Telecommu- nications ThCh$	Long Distance ThCh$	Mobile Communications ThCh$	Corporate Customer Comm. and data ThCh$	Information Systems Services ThCh$	Other Subsidiaries ThCh$	Eliminations ThCh$	Total ThCh$
Operating revenues	507,178,126	103,373,981	223,079,203	118,901,516	65,991,915	19,760,843	(146,817,517)	891,468,067
Revenues	447,281,303	77,364,100	214,225,656	80,785,300	65,254,810	6,556,898	—	891,468,067
Intercompany transactions	59,896,823	26,009,881	8,853,547	38,116,216	737,105	13,203,945	(146,817,517)	—
Operating expenses	(444,142,924)	67,312,756	(205,940,433)	(106,151,454)	(62,859,975)	(21,100,053)	151,137,657	(756,369,938)
Salaries	(58,267,781)	(6,653,618)	(14,074,789)	(15,030,944)	(19,371,792)	(5,408,595)	—	(118,807,519)
Services	(110,929,176)	38,014,974	(128,930,727)	(37,605,832)	(37,099,590)	15,447,886	702,478	(367,325,687)
Depreciation	(189,759,152)	(9,367,986)	(52,793,507)	(11,443,768)	(6,215,704)	45,863	(702,478)	(270,236,732)
Intercompany transactions	(85,186,815)	(13,276,178)	(10,141,410)	(42,070,910)	(172,889)	289,455	151,137,657	—
Operating income, net	63,035,202	36,061,225	17,138,770	12,750,062	3,131,940	(1,339,210)	4,320,140	135,098,129
Non-operating income	16,795,030	992,814	2,039,462	(128,372)	4,088,243	10,014,524	(281,889)	33,519,812
Financial income	14,310,072	461,726	967,968	20,705	1,336,521	182,838	—	17,279,830
Other non-operating income	2,484,958	531,088	1,071,494	(149,077)	2,751,722	9,831,686	(281,889)	16,239,982
Non-operating expenses	(108,977,073)	(10,522,516)	(11,134,693)	(15,080,888)	(1,697,827)	(2,869,633)	1,078,007	(149,204,623)
Financial expenses	(84,942,174)	(228,792)	2,283,331	(472,079)	(781,622)	(35,100)	(167,754)	(84,344,190)
Other non-operating expenses	(24,034,899)	(10,293,724)	(13,418,024)	(14,608,809)	(916,205)	(2,834,533)	1,245,761	(64,860,433)
Price-level restatement	(6,621,575)	(239,418)	(631,509)	631,509	(2,435,549)	27,739	—	(9,268,803)
Intercompany transactions	23,405,858	(2,617,138)	(12,805,135)	307,472	—	(3,174,799)	(5,116,258)	—
Non-operating income, net	(75,397,760)	(12,386,258)	(22,531,875)	(14,270,279)	(45,133)	3,997,831	(4,320,140)	(124,953,614)
Income (loss) before income taxes	(12,362,558)	23,674,967	(5,393,105)	(1,520,217)	3,086,807	2,658,621	—	10,144,515
Income taxes	(18,946,269)	(4,599,245)	(680,863)	(2,488,766)	(1,041,155)	97,755	—	(27,658,543)
Minority interest	—	(160,832)	—	—	(629,086)	336	—	(789,582)
Net (loss) income	(31,308,827)	18,914,890	(6,073,968) (*)	(4,008,983)	1,416,566	2,756,712	—	(18,303,610)
Total identifiable assets including investments in related companies	2,788,500,251	221,252,541	434,364,838	214,262,107	—	21,181,877	(896,423,150)	2,783,138,464
CAPITAL EXPENDITURES	22,162,349	3,367,069	41,463,957	15,066,543	—	20,043,717	702,477	102,806,112
DEPRECIATION AND AMORTIZATION	191,524,792	9,367,986	52,793,507	11,443,768	6,215,704	1,023,244	702,477	273,071,478
CAPITALIZED INTEREST	4,502,423	—	3,546,031	—	—	—	—	8,048,454
GOODWILL	—	17,557,531	151,279,922	1,982,409	—	—	—	170,819,862

(*)    This amount includes the goodwill, which for financial purpose is allocated on the CTC books.

COMPAÑIA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements – (Continued)

As of and for the year ended December 31, 2003	Fixed Telecommu- nications ThCh$	Long Distance ThCh$	Mobile Communications ThCh$	Corporate Customer Comm. and data ThCh$	Other Subsidiaries ThCh$	Eliminations ThCh$	Total ThCh$
Operating revenues	508,539,221	94,032,194	248,463,553	101,047,438	22,458,855	(141,431,292)	833,109,969
Revenues	439,749,179	63,196,055	243,565,158	80,701,248	5,898,329	—	833,109,969
Intercompany transactions	68,790,042	30,836,139	4,898,395	20,346,190	16,560,526	(141,431,292)	—
Operating expenses	(444,089,708)	(69,054,345)	(234,654,701)	(80,495,624)	(33,058,243)	146,484,357	(714,868,264)
Salaries	(52,838,877)	(5,795,603)	(14,746,903)	(8,309,146)	(10,431,305)	—	(92,121,834)
Services	(132,287,470)	(37,074,992)	(143,310,043)	(21,687,085)	(15,924,626)	704,969	(349,579,247)
Depreciation	(183,273,033)	(10,274,604)	(65,618,494)	(12,407,097)	(888,986)	(704,969)	(273,167,183)
Intercompany transactions	(75,690,328)	(15,909,146)	(10,979,261)	(38,092,296)	(5,813,326)	146,484,357	—
Operating income, net	64,449,513	24,977,849	13,808,852	20,551,814	(10,599,388)	5,053,065	118,241,705
Non-operating income	10,942,606	3,885,587	2,438,937	218,926	3,531,856	—	21,017,912
Financial income	6,761,374	343,616	223,590	34,371	(109,008)	—	7,253,943
Other non-operating income	4,181,232	3,541,971	2,215,347	184,555	3,640,864	—	13,763,969
Non-operating expenses	(67,156,733)	(3,204,353)	(15,614,162)	(12,447,678)	(1,221,371)	—	(99,644,297)
Financial expenses	(61,915,834)	(15,964)	(890,825)	(18,176)	64,165	—	(62,776,634)
Other non-operating expenses	(5,240,899)	(3,188,389)	(14,723,337)	(12,429,502)	(1,285,536)	—	(36,867,663)
Price-level restatement	916,821	(924,244)	516,733	(386,048)	527,261	—	650,523
Intercompany transactions	16,647,099	(1,902,429)	(8,697,572)	(508,511)	(485,522)	(5,053,065)	—
Non-operating income, net	(38,650,207)	(2,145,439)	(21,356,064)	(13,123,311)	2,352,224	(5,053,065)	(77,975,862)
Income (loss) before income taxes	25,799,306	22,832,410	(7,547,212)	7,428,503	(8,247,164)	0	40,265,843
Income taxes	(26,342,825)	(4,772,085)	2,098,950	(1,572,346)	853,925	—	(29,734,381)
Minority interest	—	—	—	—	(144,233)	—	(144,233)
Net (loss) income	(543,519)	18,060,325	(5,448,262) (*)	5,856,157	(7,537,472)	0	10,387,229
Total identifiable assets including investments in related companies	2,501,375,333	199,233,057	461,791,262	116,856,241	10,359,955	(732,260,517)	2,557,355,331
CAPITAL EXPENDITURES	49,775,253	1,102,915	68,711,971	9,612,754	26,930,653	702,478	156,836,024
DEPRECIATION AND AMORTIZATION	186,803,512	11,219,323	65,618,494	12,854,383	673,963	702,478	277,872,153
GOODWILL	—	16,446,495	141,170,590	1,705,071	—	—	159,322,156

(*)    This amount includes the goodwill, which for financial purpose is allocated on the CTC books.

COMPAÑIA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements – (Continued)

As of and for the year ended December 31, 2004	Fixed Telecommu- nications ThCh$	Long Distance ThCh$	Mobile Communications ThCh$	Corporate Customer Comm. and data ThCh$	Other Subsidiaries ThCh$	Eliminations ThCh$	Total ThCh$
Operating revenues	489,808,425	87,500,520	136,826,486	101,486,223	18,678,076	(131,424,524)	702,875,206
Revenues	422,222,826	61,588,929	132,214,028	82,905,736	3,943,687	—	702,875,206
Intercompany transactions	67,585,599	25,911,591	4,612,458	18,580,487	14,734,389	(131,424,524)	—
Operating expenses	(431,144,400)	(68,241,514)	(140,317,818)	(81,182,477)	(17,499,655)	134,644,800	(603,741,064)
Salaries	(58,682,894)	(2,965,426)	(8,577,038)	(9,116,773)	(5,458,588)	—	(84,800,719)
Services	(132,347,553)	(37,501,970)	(90,013,429)	(20,592,462)	(9,784,837)	(783,046)	(291,023,297)
Depreciation	(169,091,056)	(12,016,366)	(35,884,825)	(11,538,290)	(169,557)	783,046	(227,917,048)
Intercompany transactions	(71,022,897)	(15,757,752)	(5,842,526)	(39,934,952)	(2,086,673)	134,644,800	—
Operating income, net	58,664,025	19,259,006	(3,491,332)	20,303,746	1,178,421	3,220,276	99,134,142
Non-operating income	484,403,659	581,924	323,688	174,855	10,717	359	485,495,202
Financial income	8,737,186	319,423	145,431	73,015	10,472	359	9,285,886
Other-non-operating income	475,666,473	262,501	178,257	101,840	245	—	476,209,316
Non-operating expenses	(210,271,526)	(3,137,778)	(5,439,104)	(385,299)	(70,371)	(359)	(219,304,437)
Financial expenses	(53,542,432)	(602)	(468,485)	(39,635)	(1,952)	(359)	(54,053,465)
Other non-operating expenses	(156,729,094)	(3,137,176)	(4,970,619)	(345,664)	(68,419)	(165,250,972)
Price-level restatement	11,594,896	(1,734,932)	(649,999)	(178,285)	(49,668)	—	8,982,012
Intercompany transactions	8,829,772	(787,538)	(5,018,245)	191,186	5,101	(3,220,276)	—
Non-operating income, net	294,556,801	(5,078,324)	(10,783,660)	(197,543)	(104,221)	(3,220,276)	275,172,777
Income (loss) before income taxes	353,220,826	14,180,682	(14,274,992)	20,106,203	1,074,200	—	374,306,919
Income taxes	(55,478,491)	(3,848,733)	1,339,465	(4,284,715)	(122,733)	—	(62,395,207)
Minority interest	—	—	—	—	(283,038)	—	(283,038)
Net (loss) income	297,742,335	10,331,949	(12,935,527) (*)	15,821,488	668,429	—	311,628,674
Total identifiable assets including investments in related companies	1,892,158,112	186,476,656	—	110,891,657	81,681,550	(376,587,033)	1,894,620,942
CAPITAL EXPENDITURES	49,580,164	1,260,330	21,588,729	6,612,080	8,468,682	691,429	88,201,418
DEPRECIATION AND AMORTIZATION	160,371,606	12,004,083	35,884,825	11,029,462	16,847,135	691,433	236,828,544
GOODWILL	—	15,332,487	—	1,426,532	—	—	16,759,019

In 2003, the Company transferred its line of business terminal equipment from sale to small and medium-sized enterprises from Corporate Customer Communications and Data to Fixed Telephony. The Company has determined the reclassification of revenue associated with this line of business represents less than 0.7%, of revenue of Fixed Telephony and Corporate Customer Communications and Data for 2002. As the Company has deemed that percentage to not be material, no reclassification have been made to the 2002 segment data.

The presentation in 2004 is in conformity with 2003.

In July, 2004, the Company sold 100% of its stock in Telefónica Móvil de Chile S.A. therefore the segment income statement data above reflects six months of operations.

As a consequence of the sale of Telefónica Móvil de Chile S.A. in July 1, 2004, the figures for the year 2004 reflect six months of the mobile business. Revenues have been reclassified to present the continuing operations. Revenues related to the fixed line are included within Fixed Telecommunications those revenues and which consider Telemergencia, Pay phones and interior installations. Previously, these were recorded as Other Business. For comparisons purposes, this change is reflected accordingly in the prior years.

(*)    This amount includes the goodwill, which for financial purpose is allocated on the CTC books.

COMPAÑIA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements – (Continued)

(d)    Reclassifications to U.S. GAAP

Certain reclassifications would be made to the Chilean GAAP income statement in order to present US GAAP amounts. Certain other non-operating income and expense, such as restructuring cost, account receivable bad debt expenses, depreciation and write-off of out of service property, lawsuit indemnities and provisions, indemnities and supplier fines would be included in operating income. Equity participation in income or losses of related companies included in non-operating income and the income from discontinued operation related to Telefónica Móvil de Chile S.A. in accordance with U.S. GAAP is presented net.

	Year ended December 31, 2002
	Chilean ThCh$	Reclassification ThCh$	US GAAP Adjustment ThCh$	US GAAP Presentation ThCh$
Operating income	135,098,129	(61,516,955)	36,251,012	109,832,187
Non-operating expenses	(124,953,614)	54,461,079	(11,056,028)	(81,548,563)
Income tax expense for continuing operations	(27,658,543)	582,105	11,170,905	(15,905,533)
Minority interest	(789,582)	—	176,965	(612,617)
Participation in income of related			461,546
Companies, net	—	2,438,407		2,899,953
Net income from continuing operations	(18,303,610)	(4,035,364)	37,004,400	14,665,427
Income from discontinued operations net of taxes and minority interest (See Note w)	—	4,035,364	11,309,077	15,344,441
Net (loss) income in accordance with U.S. GAAP	(18,303,610)	—	48,313,477	30,009,868

	Year ended December 31, 2003
	Chilean ThCh$	Reclassification ThCh$	US GAAP Adjustment ThCh$	US GAAP Presentation ThCh$
Operating income	118,241,705	(34,111,931)	2,543,377	86,673,151
Non-operating expenses, net	(77,975,862)	30,857,085	(5,794,323)	(52,913,100)
Income tax expense for continuing operations	(29,734,381)	(2,098,950)	14,430,650	(17,402,681)
Minority interest	(144,233)	—	(48,596)	(192,829)
Participation in income of related			(461,546)
Companies, net	—	697,780		236,234
Net income from continuing operations:	10,387,229	(4,656,016)	10,669,562	16,400,775
Income from discontinued operations net of taxes and minority interest (See Note w)		4,656,016	7,793,771	12,449,787
Net income in accordance with U.S. GAAP	10,387,229	—	18,463,333	28,850,562

COMPAÑIA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements – (Continued)

	Year ended December 31, 2004
	Chilean ThCh$	Reclassification ThCh$	US GAAP Adjustment ThCh$	US GAAP Presentation
Operating income	99,134,142	(18,580,741)	(4,084,611)	76,468,790
Non-operating expenses, net	275,172,777	27,355,885	(346,150,062)	(43,621,400)
Income tax expense for continuing operations	(62,395,207)	(1,339,465)	51,937,858	(11,796,814)
Minority interest	(283,038)	—	—	(283,038)
Participation in income of related
Companies, net	—	542,633	—	542,633
Net income from continuing operations	311,628,674	7,978,312	(298,296,815)	21,310,171
Loss from discontinued operations net of taxes and minority interest (See Note w)	—	(7,978,312)	6,727,289	(1,251,023)
Net (loss) income in accordance with U.S. GAAP	311,628,674	—	(291,569,526)	20,059,148

Prior year reclassification amounts have been revised to reclassify all items which relate to the categories mentioned above to discontinued operations when Telefónica Móvil de Chile S.A. amounts had been included in prior years.

Certain reclassifications would be made to the Chilean GAAP balance sheet in order to present Chilean GAAP amounts in accordance with presentation requirements under U.S. GAAP. Due to the modification of the loan for US$25 million with BBVA NY made on January 21, 2005 where the company and the bank agreed to extend the maturity date for one year, US$25 million would be presented in the US GAAP balance sheet as long-term rather than its short-term classification in Chile GAAP.

(ii)    Balance sheet information

The Company has the following unused lines of credit outstanding as of December 31, 2004:

Million Ch$
Bank Chile	500
Bank Crédito e Inversiones	500

COMPAÑIA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements – (Continued)

(e)    Cash flows:

(i)	Information for inclusion in the statement of cash flows required by U.S. GAAP, is as follows:

	For the year ended 2002 ThCh$	For the year ended 2003 ThCh$
OPERATING ACTIVITIES:
Cash provided by operating activities under Chilean GAAP	336,171,705	291,433,492
Cash provided by operating activities under U.S. GAAP	336,171,705	291,433,492
INVESTING ACTIVITIES:
Cash provided by investing activities under Chilean GAAP	(139,155,343)	(102,447,886)
Sale of other investments	—	1,970,993
Purchase of investments	—	(316,137)
Cash used in investing activities under U.S. GAAP	(139,155,343)	(100,793,030)
FINANCING ACTIVITIES:
Cash provided by (used in) financing activities under Chilean GAAP	(262,865,907)	(176,077,608)
Net cash used in financing activities under U.S. GAAP	(262,865,907)	(176,077,608)

COMPAÑIA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements – (Continued)

For the year ended December 31, 2004, we have presented below full a U.S. GAAP cash flow due to the significant differences from Chile GAAP generated by the sale of Telefónica Móvil de Chile S.A.:

CONSOLIDATED STATEMENTS OF CASH FLOWS
For the year ended December 31, 2004

2004 ThCh$
Net income for the year	20,059,148
Sales of assets:
Loss (gain) on sales of property, plant and equipment	15,297
Debits (credits) to income that do not represent cash flows:
Amortization and depreciation	237,529,287
Bad debts expense and migration cost	45,115,709
Equity in (earnings)/loss of equity method investees	(542,633)
Price-level restatement	7,145,409
Foreign exchange (loss) gain	(13,530,509)
Change in deferred income taxes	(3,728,001)
Other debits to income that do not represent cash flows:	991,051
Minority interest	283,038
Changes in operating assets (increase) decrease:
Trade accounts receivable	(13,516,134)
Inventories	(13,498,554)
Other assets	19,516,510
Changes in operating liabilities increase (decrease):
Accounts payable and accrued expenses	(64,415,594)
Interest payable	(7,336,826)
Income taxes payable (net)	3,890,245
V.A.T. and other similar taxes payable	3,035,735
NET CASH FLOWS FROM OPERATING ACTIVITIES	221,013,178
NET CASH USED IN FINANCING ACTIVITIES
Proceeds from loans	—
Other sources of financing	—
Obligations with the public	34,859,951
Dividends paid (less)	(633,850,272)
Loans repaid (less)	(17,184,388)
Repayment of obligations with the public (less)	(213,512,442)
Repayment of other loans from related companies (less)	(22,319,221)
Net cash used in financing activities	(852,006,372)
NET CASH PROVIDED BY INVESTMENT ACTIVITIES
Sales of property, plant and equipment	179,156
Sales of investments	681,208,764
Sales of other investments	17,077,848
Collection of documented loans to related companies	170,044,392
Other investment income	—
Acquisition of property, plant and equipment (less)	(87,295,118)
Payment of capitalized interest (less)	—
Investments in financial instruments (less)	(10,613,624)
Purchases of investments (less)	—
Other investment activities (less)	(9,966,914)
Net cash provided by investment activities	760,634,504
NET CASH FLOWS FOR THE YEAR	129,641,310
EFFECT OF INFLATION ON CASH AND CASH EQUIVALENTS	(6,347,081)
NET INCREASE OF CASH AND CASH EQUIVALENTS	123,294,229
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	33,847,789
CASH AND CASH EQUIVALENTS AT END OF YEAR	157,142,018

COMPAÑIA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements – (Continued)

(ii)	For the purposes of the U.S. GAAP statement of cash flows, the Company considers all highly liquid debt instruments purchased with a original maturity dates of three months or less to be cash equivalents:

	2002 ThCh$	2003 ThCh$	2004 ThCh$
Cash	17,435,683	19,826,344	7,859,890
Time deposits	2,367,939	5,512,430	53,138,702
Other deposit instruments (*)	—	8,509,014	96,143,426
Total cash and cash equivalents	19,803,622	33,847,788	157,142,018
Effect of inflation on cash and cash equivalents (**)	(2,323,419)	(518,687)	(6,347,081)

(*)	These items consist of investments made for cash management purposes with original maturities of less than three months.

(**)	These balances represent the net impact on cash and cash equivalents during the year resulting from the application of price level restatement.

(iii)	Supplementary Cash Flow information:

	2002 ThCh$	2003 ThCh$	2004 ThCh$
Interest paid	86,364,443	67,039,919	61,191,094
Income taxes paid	12,082,646	7,974,035	14,511,260
Plant and equipment acquired by assuming directly related long-term debt or entering into capital leases	152,849	75,007	—

(iv)	Maturities of debt:

The following payments of bank borrowings (short term obligations and short-term portion of long-term obligation) and long-term debt, including capital leases and current maturities, are scheduled to be paid during each of the years indicated:

	Capital Leases ThCh$	Other ThCh$	Total ThCh$
2005 including accrued interest	53,271	132,036,972	132,090,243
2006	36,147	188,695,290	188,731,437
2007	33,540	76,485,932	76,519,472
2008	33,540	96,243,045	96,276,585
2009	31,625	112,716,932	112,748,557
2010 and thereafter	211,537	8,040,068	8,251,605
Total	399,660	614,218,239	614,617,899

The present value of net long-term minimum lease payments totaled Ch$263,689, as of December 31, 2004. The imputed interest totals Ch$135,971.

COMPAÑIA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements – (Continued)

(v)	Revenues from operating leases:

The Company records leasing operations in the fixed telephony and corporate communications and data transmission businesses. Revenues from leasing operations mainly consist of (i) fixed telephony equipment rental (ii) PABX equipment rental (iii) equipment rental to corporate clients. The expected lease revenue for the next 5 years is the following:

2005 ThCh$	2006 ThCh$	2007 ThCh$	2008 ThCh$	2009 ThCh$
8,540,582	5,873,865	2,833,309	1,369,926	563,918

(f)	Disclosure regarding the fair value of financial instruments and derivative financial instruments:

In accordance with SFAS No. 107, "Disclosures About Fair Value of Financial Instruments", information is provided about the fair value of certain financial instruments for which it is practicable to estimate that value.

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

COMPAÑIA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements – (Continued)

The estimated fair values of Telefónica CTC Chile's financial instruments are as follows:

	2003		2004
	Carrying Amount ThCh$	Fair Value ThCh$	Carrying Amount ThCh$	Fair Value ThCh$
Assets:
Cash and cash equivalents	33,847,788	33,847,788	157,142,018	157,142,018
Marketable securities	44,605,625	44,896,430	26,120,961	26,944,938
Accounts and notes receivable (net) and other	237,745,691	237,745,691	180,112,757	180,112,757
Other current assets	115,317,196	115,317,196	58,951,055	58,951,055
Liabilities:
Current maturities of long-term debt	201,717,977	200,870,482	126,694,259	127,067,611
Accounts payable and accrued liabilities	238,590,408	238,590,408	138,094,163	138,094,163
Bank borrowings (long-term)and long-term debt	658,163,134	631,388,109	468,329,831	462,862,671
Derivatives	72,353,601	72,353,601	38,424,800	38,424,800

The Company is exposed to credit related losses in the event of non-performance by counterparties to these financial instruments, but does not expect any counterparties to fail to meet their obligations given their high credit ratings. The credit exposure of foreign exchange contracts is represented by the fair value of contracts with a positive fair value at the reporting date.

Disclosure regarding interest capitalization:

	2002 ThCh$	2003 ThCh$	2004 ThCh$
Interest cost incurred	84,344,190	62,776,634	54,053,465
Interest capitalized under Chilean GAAP	8,048,454	—	—
Interest capitalized under U.S. GAAP	8,048,454	6,882,672	3,576,607

(g)    Marketable Securities

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

COMPAÑIA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements – (Continued)

Marketable securities as of each year-end are as follows:

	2003 ThCh$	2004 ThCh$
Cost plus accrued indexation and interest	44,289,925	26,120,961
Unrealized gain on marketable securities	290,369	823,977
Fair value	44,580,294	26,944,938

The maturities of investments in debt securities are the following as of December 31, 2004:

Year of Maturity	Amount ThCh$
2005	25,681,415
2006	—
2007	—
2008	—
Total	25,681,415

(h)    Employee Benefit Plans

(i)	Employee Benefits:

Employee pension and health insurance benefits are provided by independent pension funds and health-insurance companies, which are funded by employees' contributions. Telefónica CTC Chile has no responsibility as an employer to make payments under these plans, other than to withhold amounts from employees' salaries.

Substantially all of Telefónica CTC Chile's employees have the right to receive an indemnity in the event of voluntary or involuntary severance of employment. The severance indemnity is generally equal to 40 days' remuneration for each year of service, computed at the latest salary level for all of the employees with start dates prior to the year 2002 and for benefits earned through December of 2003.

Termination indemnity employee benefits have been accounted for in accordance with SFAS No. 87 consistent with that of a defined benefit pension plan, measuring the liability by projecting the future expected severance payments using a salary progression rate net of inflation adjustments, mortality and turnover assumptions, which are then discounted to their present value using actual interest rates. Actuarial gains and losses are recognized immediately.

COMPAÑIA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements – (Continued)

An analysis of the changes in the accrued amounts for staff severance indemnities during the year ended December 31, 2004 is as follows.

	Pension Benefits
	2003 ThCh$	2004 ThCh$
Change in Benefit Obligation
Benefit obligations at January 1	(24,318,318)	(29,829,662)
Service cost	(1,891,908)	(4,464,073)
Interest cost	(1,685,428)	(2,088,076)
Actuarial loss	(4,195,180)	(4,606,254)
Divestiture	—	290,000
Benefits paid	2,261,172	7,837,088
Benefit obligations at December 31	(29,829,662)	(32,860,977)
Net liability recorded under US GAAP	(28,069,008)	(31,475,599)
Amounts recognized in the statement of financial position consist of:
Accrued benefit cost	(29,829,662)	(32,860,977)
Intangible assets	1,760,654	1,385,378
Net liability recorded under US GAAP	(28,069,008)	(31,475,599)
Assumptions as of December 31
Discount rate	7%	5.5%
Rate of compensation increase	1.5%	1.5%
Components of net periodic benefit cost
Interest cost	(1,685,428)	(2,088,076)
Service cost	(1,891,908)	(4,464,073)
Amortization of prior service cost	(327,430)	(375,275)
Actuarial loss	(4,195,180)	(4,606,254)
Net periodic benefit cost	(8,099,946)	(11,533,678)

Following is a schedule of estimated pay-out of indemnities benefits in each of the next five years:

As of December 31, 2004 ThCh$
2005	1,732,108
2006	1,993,269
2007	2,292,472
2008	2,636,588
2009	3,032,946
Thereafter	46,119,396

(ii)	Corporate Restructuring and Activity Value Analysis Project:

During the month of October 2002, the Company carried out a headcount reduction process which involved employees of Telefónica CTC Chile and its subsidiaries. This process, originated charges to income from severance payments and other costs for a total amount of ThCh$15,376,678 during the second half of 2002.

COMPAÑIA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements – (Continued)

During the months of May and November 2004, the Company carried out a headcount reduction process which involved employees of Telefónica CTC Chile and its subsidiaries. This process, originated charges to income from severance payments and other costs for a total amount of ThCh$6,225,151.

(i)    Early extinguishments of debt

As of January 1, 2002, the Company adopted SFAS No. 145, "Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections." Among other items, this Statement rescinds FASB Statement No. 4, "Reporting Gains and Losses from Extinguishments of Debt". As a result, early extinguishments of debt are no longer reported as extraordinary items but are included in income from continuing operations. For the years ended December 31, 2002, 2003 and 2004 the Company extinguished bank loans, repurchased bonds in the national and international markets and the renegotiated of loans, obtaining reduced interest rates and extended maturities. This resulted in losses of approximately ThCh$2,182,202, ThCh$4,752,043 and ThCh$6,678,971 for the years ended December 31, 2002, 2003 and 2004, respectively.

(j)    Advertising Cost

The Company expenses advertising costs as incurred. Consolidated advertising costs for the years ended December 31, 2002, 2003 and 2004 were ThCh$24,394,258, ThCh$23,167,249 and ThCh$17,582,321, respectively.

(k)    Accounts receivables — employees

The Company has a ThCh$2,010,386 receivable from employees at December 31, 2004 (ThCh$3,035,848 at December 31, 2003). Additionally, as noted in 37f), the Company has loans with its employees who participate in the severance indemnity plan of ThCh$7,801,286 in long-term.

Recent accounting pronouncements

In December 2004, the FASB issued SFAS No. 123 (revised 2004), Shared Based Payments (SFAS 123R). This statement eliminates the option to apply the intrinsic value measurement provisions of Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees" to stock compensation awards issued to employees. Rather, SFAS 123R requires companies to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. That cost will be recognized over the period during which an employee is required to provide services in exchange for the award-the requisite service period (usually the vesting period). SFAS 123R applies to all awards granted after the required effective date, as of the beginning of the first interim or annual reporting period that begins after June 15, 2005, and to awards modified, repurchased, or cancelled after that date. SFAS 123R will be effective for our fiscal year 2006.

On November 24, 2004, the FASB issued SFAS No. 151, "Inventory Cost, a revision of ARB
No. 43, Chapter 4". The amendments to SFAS No. 151 aim to improve financial information, stating that the expenses of inactive facilities, transportation costs, manipulation costs and scrap material costs should be recorded in the statement of operation as expenses of the period. The application of fixed cost to inventories should be based on the normal capacity of the production facilities.

SFAS No. 151 will be applicable to valuation of Inventories by the end of the first reporting period beginning after June 15, 2005. The Company does not anticipate that the adoption of SFAS No. 151 will have a material impact on its financial position, cash flows or results of operations.

COMPAÑIA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements – (Continued)

On December 16, 2004, FASB issued Financial Accounting Standards No. 153, Exchanges of Non-monetary Assets, an amendment of APB Opinion No. 29, Accounting for Non-monetary Transactions ("FAS 153"). This statement amends APB Opinion 29 to eliminate the exception for non-monetary exchanges of similar productive assets and replaces it with a general exception for exchanges of non-monetary assets that do not have commercial substance. Under FAS 153, if a non-monetary exchange of similar productive assets meets a commercial-substance criterion and fair value is determinable, the transaction must be accounted for at fair value resulting in recognition of any gain or loss. FAS 153 is effective for non-monetary transactions in fiscal periods that begin after June 15, 2005. The Company does not anticipate that the implementation of this standard will have a material impact on its financial position, results of operations or cash flows.

The Financial Accounting Standards Board (FASB) has issued Statement No. 154, Accounting Changes and Error Corrections, a replacement of APB Opinion No. 20 and FASB Statement
No. 3. The Statement applies to all voluntary changes in accounting principle, and changes the requirements for accounting for and reporting of a change in accounting principle.

Statement No. 154 requires retrospective applications to prior periods' financial statements of a voluntary change in accounting principle unless it is impracticable. Opinion 20 previously required that most voluntary change in accounting principle be recognized by including in net income of the period of the change the cumulative effect of changing to the new accounting principle. Statement No. 154 improves financial reporting because its requirements enhance the consistency of financial information between periods. The Company is analyzing the effect which this pronouncement will have on its financial condition, statement of operations, and cash flows. This statement will be effective for the Company on January 1, 2006.

On March 29, 2005, the SEC released a Staff Accounting Bulletin (SAB) relating to the FASB accounting standard for stock options and other share-based payments. The interpretations in SAB No. 107, "Share-Based Payment," (SAB 107) express views of the SEC Staff regarding the application of SFAS No. 123 (revised 2004), "Share-Based Payment "(Statement 123R). Among other things, SAB 107 provides interpretive guidance related to the interaction between Statement 123R and certain SEC rules and regulations, as well as provides the Staff's views regarding the valuation of share-based payment arrangements for public companies. The Company does not anticipate that adoption of SAB 107 will have any effect on its financial position, results of operations or cash flows.

In March 2005, the Financial Accounting Standards Board (FASB) issued Interpretation 47. This Interpretation clarifies that the term "conditional asset retirement obligation" as used in FASB Statement No. 143, Accounting for Assets Retirement Obligations, refers to a legal obligation to perform an asset retirement activity, in which the timing and (or) method of settlement are conditional on a future event that may or may not be within the control of the entity. The obligation to perform the asset retirement activity is unconditional even though uncertainty exists about the timing and (or) method of settlement. Uncertainty about the timing and (or) method of settlement of a conditional asset retirement obligation should be factored into the measurement of the liability when sufficient information exists to make a reasonable estimate of the fair value of the obligation. The Interpretation provides that an entity would have sufficient information to make a reasonable estimate of the fair value of the obligation under the obligation under the following circumstances:

•	It is clearly evident that the acquisition price of the assets embodies the fair value of the obligation,

•	An active market exits to transfer the obligations, or

•	The Company has sufficient information to apply an expected present value technique.

COMPAÑIA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements – (Continued)

The Interpretation also provides indicators that would preclude an entity from recognizing a liability for such obligations because the timing and (or) method of settlement are uncertain. These are:

•	When the settlement date and the method of settling the obligation have not been specified by others (e.g., contract, law or regulation), or

•	When the Company does not have sufficient information to reasonably estimate:

•	The settlement date or range of potential settlement dates,

•	The method of settlement or potential methods of settlement, and

•	The probabilities associated with potential settlement dates and methods of settlement.

Interpretation 47 is effective for fiscal years ending after December 15, 2005. Retrospective application of interim financial is permitted, but is not required. Early adoption of this Interpretation is encouraged.

(l)    Additional Subsequent Events

Agreements of the Ordinary Shareholders' Meeting held on April 14, 2005:

(i)	Dividend payable

The proposal of the Board was accepted with respect to distributing a final dividend of Ch$58.84591 per share, with a charge to net income for 2004, thus complying with the dividend policy that contemplates distribution of 100% of net income for the year. Likewise, the proposal for payment of an eventual dividend of Ch$50.99095 pesos per share with a charge to retained earnings as of December 2004 was approved.

(ii)	Dividends policy

The dividends policy proposed by the Board was approved, namely: "distribute 100% of net income generated during the respective year, through an interim dividend in November of each year and a final dividend in May of the following year, which will be proposed at the corresponding Ordinary Shareholders' Meeting. The amount of the interim dividend will be determined on the basis of net income for the period from January to September of each year."

COMPAÑIA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements – (Continued)

(iii)	Changes in the Board of Directors

The following composition for the Board of Directors of the Company was approved:

President:	Bruno Philippi Irarrázabal
Vice-president:	Narcís Serra Serra

Serie "A" Directors
Regular	Deputy
Bruno Philippi Irarrázabal	José María Alvarez Pallete
Narcís Serra Serra	Juan Carlos Ros Brugueras
Andrés Concha Rodríguez	Luis Cid Alonso
Fernando Bustamante Huerta	Guillermo Ansaldo Lutz
Patricio Rojas Ramos	Benjamín Holmes Bierwirth
Hernán Cheyre Valenzuela	Carlos Díaz Vergara

Serie "B" Directors
Regular	Deputy
Marco Colodro Hadjes	Alfonso Ferrari Herrero

In the period from January 1 to June 10, 2005, there have been no other subsequent events that would materially affect these financial statements.

2004
Schedule II – Valuation and Qualifying Accounts
(in thousands of constant Chilean pesos of December 31, 2004)
	Balance at beginning period	Charged to costs and expenses	Deductions	Other (1)	Balance at
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
December 31, 2002	77,320,438	28,925,472	11,726,854		94,519,056
Allowance for doubtful accounts	75,171,829	26,917,604	9,423,804		92,665,629
Allowance for obsolescence	2,148,609	2,007,868	2,303,050		1,853,427

December 31, 2003	94,519,056	30,406,474	27,907,344		97,018,186
Allowance for doubtful accounts	92,665,629	28,162,133	26,631,091		94,196,671
Allowance for obsolescence	1,853,427	2,244,341	1,276,253		2,821,515

December 31, 2004	97,018,186	28,930,489	23,012,276	14,908,064	88,028,335
Allowance for doubtful accounts	94,196,671	27,691,766	22,125,586	12,445,086	87,317,766
Allowance for obsolescence	2,821,515	1,238,723	886,690	2,462,978	710,570

(1)	This amount represents the allowances for doubtful accounts and inventory obsolescence transferred in the sale of Telefónica Móvil de Chile S.A.