Form 20-F
period 2005-12-31
TELECOMMUNICATIONS CO OF CHILE
filed 2006-05-16
CIK 863614

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)
REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF
THE SECURITIES EXCHANGE ACT OF 1934
OR
ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2005
OR
TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from_______ to _______
OR
SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934
Commission File Number: 001-10579

Compañía de Telecomunicaciones de Chile S.A.
(Exact name of Registrant as specified in its charter)

Telecommunications Company of Chile
(Translation of Registrant’s name into English)

Republic of Chile
(Jurisdiction of incorporation or organization)

Avenida Providencia 111
Santiago, Chile
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act

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
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

Series A Common Stock	873,995,447
Series B Common Stock	83,161,638

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes	No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes	No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 (the “Exchange Act”) during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days:

Yes	No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	Accelerated filer	Non-accelerated filer

Indicate by check mark which financial statement item the registrant has elected to follow:

Item 17	Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes	No

i

CERTAIN TERMS AND CONVENTIONS

     All references to “Chile” or the “Republic” are references to the Republic of Chile. All references to the “Government” are references to the Government of Chile. Unless otherwise specified, all references to “Telefónica CTC Chile” or the “Company” are references to Compañía de Telecomunicaciones de Chile S.A., a publicly held stock corporation (sociedad anónima abierta) organized under the laws of Chile, and its subsidiaries. All references to “Telefónica” are references to Telefónica S.A., a publicly held stock corporation organized under the laws of the Kingdom of Spain, that owned, directly and indirectly, 44.9% of our ordinary shares at December 31, 2005. All references to “Telefónica Group” are references to Telefónica and its Latin American subsidiaries, including Telefónica CTC Chile.

     Unless otherwise specified, all references to “$,” “US$,” “U.S. dollars” and “dollars” are to United States dollars, references to “Chilean pesos,” “pesos” or “Ch$” are to Chilean pesos, references to “UF” are to Unidades de Fomento, a daily indexed Chilean peso-denominated monetary unit that takes into account the effect of the Chilean inflation rate of the previous month, and references to “UTM” are to Unidad Tributaria Mensual, a monthly indexed Chilean peso-denominated monetary unit that takes into account the effect of the Chilean inflation rate of the month before the previous month. All references to “euros” are to the common currency of the European Union. Unless otherwise specified, all references to “U.S. GAAP” are to generally accepted accounting principles in the United States, and all references to “Ch GAAP” or “Chilean GAAP” are to generally accepted accounting principles in Chile and the related rules of the Superintendencia de Valores y Seguros of Chile, “SVS,” or “Chilean Securities and Exchange Commission.”

PRESENTATION OF FINANCIAL INFORMATION

     This Annual Report contains the audited consolidated balance sheets of Compañía de Telecomunicaciones de Chile S.A. and its Subsidiaries as of December 31, 2005 and 2004 and the related consolidated statements of income and cash flows for each of the three years in the period ended December 31, 2005 (collectively, the “Audited Consolidated Financial Statements” or “Financial Statements”), which were audited by Ernst & Young in the year 2005 and by Deloitte & Touche Sociedad de Auditores y Consultores Ltda. for the years 2004 and 2003. The Audited Consolidated Financial Statements have been prepared in accordance with Chilean GAAP, which differs in certain significant respects from U.S. GAAP. See Note 37 to the Audited Consolidated Financial Statements of the Company, included elsewhere in this Annual Report, for a description of the principal differences between Chilean GAAP and U.S. GAAP as they relate to the Company and a reconciliation to U.S. GAAP of net income and shareholders’ equity for the periods and as of the dates covered thereby. As required by Chilean GAAP, the Company publishes its financial statements in Chilean pesos that are adjusted to reflect changes in purchasing power due to inflation. In accordance with the Securities and Exchange Commission rules and regulations, such price-level restatement has not been eliminated in the U.S. GAAP reconciliation of net income and shareholders’ equity. Unless otherwise specified, financial data regarding the Company is presented herein in constant Chilean pesos of December 31, 2005 purchasing power. See Note 2(e) to the Audited Consolidated Financial Statements of the Company.

     Merely for the convenience of the reader, translations of certain amounts into dollars at a specified rate have been included. Unless otherwise specified, or unless the context otherwise requires, the U.S. dollar equivalent for information in Chilean pesos is based on the exchange rate (the “Observed Exchange Rate”) reported by Banco Central de Chile (the “Central Bank”) that is computed, for any date, by averaging the exchange rates of the previous business day’s transactions in Chile’s Mercado Cambiario Formal (the “Formal Exchange Market”). On January 2, 2006, the Central Bank reported that the Observed Exchange Rate with reference to December 30, 2005, the last business day in 2005 for which an exchange rate was reported, was Ch$512.5 = US$1.00. Telefónica CTC Chile does not represent that the Chilean peso or U.S. dollar amounts in this Annual Report actually represent, or could have been or could be converted into U.S. dollars or Chilean pesos, as the case may be, at the rates indicated, or at any particular rate or at all. See “Item 3. Key Information--Exchange Rates” for information regarding historical rates of exchange in Chile from January 1, 2001. Unless otherwise specified, references to the devaluation or the appreciation of the Chilean peso against the U.S. dollar are in nominal terms (without adjusting for inflation), based on the Observed Exchange Rates for the relevant period.

FORWARD LOOKING STATEMENTS AND ASSOCIATED RISKS

     This Annual Report contains certain “forward-looking statements” within the meaning of Section 21E of the Exchange Act. Some of these forward-looking statements include forward-looking phrases such as “anticipates,” “believes,” “could,” “estimates,” “expects,” “foresees,” “intends,” “may,” “should” or “will continue,” or similar expressions or the negatives thereof or other variations on these expressions, or similar terminology, or discussions of strategy, plans or intentions. These statements also include descriptions in connection with, among other things:

  the Company’s business development plans and strategies, including its asset growth, cost-saving and financing plans;
  new offerings of services and acquisitions of licenses, and anticipated demand related to such new services and licenses;
  the future impact of competition;
  economic and political developments in Chile;
  the sale of the Company’s mobile operations to Telefónica Móviles S.A., or TEM;
  the effects of inflation and currency volatility on the Company’s financial condition and results of operations;
  the outcome of regulatory proceedings in which the Company is involved, including its litigation with the State of Chile;
  the Company’s unionized employees;
  trends affecting the Company’s financial condition or results of operations; and
  regulations affecting the Company’s business, including tariff decrees, new rulings, concession and licenses.

     Such statements reflect our current views regarding future events and are subject to certain risks, uncertainties and assumptions. Many factors could cause actual results, performance or achievements to be materially different from any future results, performance or achievements that forward-looking statements may express or imply, for example:

  changes in regulations and laws;
  the Company’s ability to implement its cost and expenses control plans and its investment program, including its ability to arrange financing where required;
  the nature and extent of future competition and technological development;
  political, economic and demographic developments in Chile; and
  other risks and uncertainties, some of which are described in more detail in “Item 3: Key Information-- Risk Factors,” “Item 4: Information on the Company” and “Item 5: Operating and Financial Review and Prospects.”

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

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A. Selected Financial Data

     The following table presents selected financial data as of December 31, 2005 and the four previous years. The Consolidated Financial Statements were prepared in accordance with Chilean GAAP, which differs in certain significant respects from U.S. GAAP. Note 37 to the Audited Consolidated Financial Statements provides a summary of significant differences between Chilean GAAP and U.S. GAAP as they relate to us, including the impact of such differences on our net income and shareholders’ equity. Net income and shareholders’ equity in U.S. GAAP are also included in the selected financial data as a reference. The selected financial data should be read in conjunction with the Audited Consolidated Financial Statements and notes thereto, “Item 5: Operating and Financial Review and Prospects” and other financial information included herein.

     The following selected consolidated financial data was affected by certain changes in our corporate structure during the years presented. In particular, the data for 2004 reflects the divestiture and deconsolidation of our mobile subsidiary Telefónica Movil as it was sold in July 2004, and also reflects the deconsolidation of the information system subsidiary, Sonda, since August 2002. On September 26, 2002, the Company entered an agreement to sell 25% of its 60% ownership of Sonda. The Company’s remaining 35% ownership of Sonda was recognized under the equity method until August 2003, when the Company sold its remaining interest in Sonda.

	2001	2002	2003	2004	2005	2005

	(in millions of constant Chilean pesos as of December 31, 2005, except ratios)					(in millions of U.S. dollars)
Statement of Operations Data:
Chilean GAAP
Operating Revenues	986,755	923,556	863,102	728,179	580,710	1,133.1
Operating Costs and Expenses	(672,103)	(643,727)	(558,537)	(460,450)	(373,054)	(727.9)
Administrative and Selling Costs	(162,916)	(139,872)	(182,067)	(165,026)	(120,559)	(235.2)
Operating Results	151,736	139,957	122,499	102,703	87,096	169.9
Interest Income	20,102	17,901	7,515	9,620	7,985	15.6
Interest Expense, Net of Capitalized
Interest	(103,235)	(87,380)	(65,036)	(55,999)	(29,501)	(57.6)
Price Level Restatement and
Exchange Differences(1)	2,286	(9,601)	674	9,305	2,900	5.7
Other non-operating income net(7)	(48,436)	(50,370)	(23,937)	322,153	(9,875)	(19.3)
Income before Income Taxes	22,453	10,506	41,716	387,782	58,605	114.4
Income Tax	(12,622)	(28,654)	(30,805)	(64,641)	(33,392)	(65.2)
Net Income (loss)	4,541	(18,967)	10,761	322,847	25,183	49.1
Dividends Paid(2)	-	1,455	17,751	656,669	115,741	225.8
Basic Earnings (loss) per Share(3)	0.0047	(0.0198)	0.0112	0.3373	0.0263	0.0001
Earnings per ADS(4)	0.0190	(0.0793)	0.1450	1.3492	0.1052	0.0002
Dividends per Share(5)	-	0.0015	0.0185	0.6861	0.1209	0.0002
Dividends per ADS(4)	-	0.0061	0.0742	2.7442	0.4837	0.0009
Weighted Average Number of
Shares Outstanding (in thousands)	957,157	957,157	957,157	957,157	957,157	957,157

	2001	2002	2003	2004	2005	2005

	(in millions of constant Chilean pesos as of December 31, 2005, except ratios)					(in millions of U.S. dollars)

Statement of Operations Data:
U.S. GAAP
Net Income (loss) in accordance
with U.S. GAAP	(39,389)	31,090	29,889	20,781	45,636	86.7
Net income (loss) from continuing
operations*	(23,271)	15,193	16,991	22,077	45,636	86.7
Net income (loss) from
discontinuing operations*	(16,118)	15,896	12,898	(1,296)	-	-
Number of Shares (in thousands)	957,157	957,157	957,157	957,157	957,157
Net Income (loss) in accordance
with U.S. GAAP per Share	(0.0412)	0.0325	0.0312	0.0217	0.0477	0.0001
Net Income (loss) from continuing
operations per Share	(0.0243)	0.0159	0.0178	0.0231	0.0477	0.0001
Net Income (loss) from
discontinuing operations per
Share	(0.0168)	0.0166	0.0135	(0.0014)	-	-
Balance Sheet Data:
Chilean GAAP
Current Assets	704,877	478,755	446,723	437,531	315,987	616.6
Property, Plant and Equipment, Net	2,278,040	2,079,661	1,943,137	1,432,660	1,300,498	2,537.6
Other Assets	331,489	324,915	259,559	92,636	92,315	180.1
Total Assets	3,314,406	2,883,331	2,649,420	1,962,827	1,708,800	3,334.2
Total Long-Term Debt (including
Current Maturities)(8)	1,406,917	1,207,089	890,837	580,448	502,369	980.2
Total Shareholders’ Equity	1,399,956	1,380,000	1,370,104	1,020,326	925,575	1,806.0
U.S. GAAP
Shareholders’ Equity	1,209,215	1,238,367	1,246,928	894,768	805,109	1,570.9
Paid in Capital	789,877	789,877	912,693	912,693	912,693	1,780.9
Other Data:
Capital Expenditures(6)	131,919	151,412	146,581	84,267	76,402	149.1

The Company has revised its 2001 amounts presented under U.S. GAAP to reclassify its discontinued operations for the sale of Telefónica Móvil de Chile S.A. in 2004. These revised numbers are unaudited. Under Chilean GAAP, we are not required to restate or reclassify financial information presented in previous years to reflect significant divestures. For purposes of U.S. GAAP, we are required to eliminate the results of operations of certain divested operations from those of our continuing operations in presenting our U.S. GAAP results. See Note 37 to the Consolidated Financial Statements.

(1)
Monetary correction is the aggregate of purchasing power gain (loss) on indexation and gain (loss) on foreign currency transactions. See “Item 5. Operating and Financial Review and Prospects—Impact of Inflation.”

(2)	Dividends paid represent the amount of dividends paid in the periods indicated.

(3)	Basic earnings (loss) per share have been computed using the weighted average number of shares outstanding during each period presented.

(4)	Calculated on the basis that each ADS represents four shares of Series A Common Stock.

(5)	Represents an amount equal to the interim dividends declared for each year and the final dividend for the preceding year declared in April of each year. See “Item 8. Financial Information—Dividend Policy and Dividends.”

(6)	Represents the amount disbursed in each year, irrespective of the year in which the investment was made.

(7)	The Company recorded a non-operating gain associated with the sale of its subsidiary Telefónica Móvil de Chile S.A. to TEM in July 2004.

(8)	Total Long-Term Debt (including Current Maturities) includes notes and accounts payable to related companies and capital lease obligations.

Exchange Rates

     Chile’s Ley Orgánica Constitucional del Banco Central de Chile No. 18,840 (the “Central Bank Act”), enacted in 1989, liberalized the rules that govern the purchase and sale of foreign exchange in Chile. Prior to 1989, Chilean law authorized the purchase and sale of foreign exchange only in those cases explicitly authorized by the Central Bank.

     The Central Bank Act empowers the Central Bank to determine whether certain purchases and sales of foreign exchange must be carried out in the Formal Exchange Market, a market formed by banks and other institutions authorized by the Central Bank for that purpose. The Central Bank has ruled that certain foreign exchange transactions (including those attendant to foreign investments) may be effected only in the Formal Exchange Market. Banks and other institutions may purchase and sell foreign exchange in the Formal Exchange Market at such rates as they freely determine from time to time. The Central Bank reports an Observed Exchange Rate that is computed, for any date, by averaging the exchange rates of the previous business day’s transactions in the Formal Exchange Market.

     Since 1989, the Central Bank has also set a reference exchange rate known as the dólar acuerdo (“Reference Exchange Rate”) that is reset monthly, taking internal and external inflation into account, and is adjusted daily to reflect variations in the parities between the Chilean peso and each of the U.S. dollar, the euro and the Japanese yen.

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

     In order to keep fluctuations in the average exchange rate within the range of the band, the Central Bank of Chile in the past intervened by buying or selling foreign currency on the formal exchange market. On September 2, 1999, in order to allow for increased exchange rate flexibility, the Central Bank suspended its formal commitment to maintain the exchange rate within a specified band. The Central Bank may, however, still intervene in certain exceptional cases of exchange rate fluctuations to keep the average exchange rate within certain limits, and must inform the market of the reason for its intervention in each such event. Nonetheless, the Central Bank will continue to publish the Reference Exchange Rate as a reference for the market. Purchases and sales of foreign exchange that may be effected outside the Formal Exchange Market can be carried out in the Mercado Cambiario Informal (the “Informal Exchange Market”), a recognized currency market in Chile.

     The following table sets forth the high, low, average and year-end Observed Exchange Rates for U.S. dollars for each year beginning with 2001 and for each of the past six months, as reported by the Central Bank. On April 30, 2006, the Observed Exchange Rate was Ch$514.97= US$1.00.

	Observed Exchange Rates(1)
	(Ch$ per US$)

	Low(2)	High(2)	Average(3)	Period-End

Year ended December 31, 2001	557.13	716.62	634.87	654.79
Year ended December 31, 2002	641.75	756.56	688.24	718.61
Year ended December 31, 2003	593.10	758.21	691.54	593.80
Year ended December 31, 2004	557.40	649.45	609.51	557.40
Year ended December 31, 2005	509.70	592.75	559.28	512.50
Month ended October 31, 2005	526.56	546.92	535.87	543.49
Month ended November 30, 2005	518.63	544.87	529.37	518.63
Month ended December 31, 2005	509.70	518.38	513.90	512.50
Month ended January 31, 2006	513.18	535.36	525.02	524.33
Month ended February 28, 2006	516.91	532.35	525.35	526.18
Month ended March 31, 2006	516.75	536.16	529.16	526.18
Month ended April 30, 2006	511.44	525.40	516.74	514.97

Source: Central Bank and Reuters Data Base

(1)	Reflects nominal pesos at historical values.

(2)	Exchange rates are the actual high and low for each period.

(3)	Corresponds to daily average rates during the period.

     Telefónica CTC Chile does not represent that the Chilean peso or U.S. dollar amounts referred to herein actually represent the amounts that were, could have been or could be converted into U.S. dollars or Chilean pesos, as the case may be, at the rates indicated, at any particular rate or at all.

     The Central Bank regulates the international issuance by Chilean companies of non-peso-denominated debt, including, among other things, the repatriation and exchange for pesos of the foreign currency proceeds from such offerings. See “Item 10. Additional Information—Exchange Controls and Other Limitations Affecting Security Holders.”

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

     The following discussion should be read together with this Form 20-F, including the Audited Consolidated Financial Statements, and the notes thereto.

Risks Relating To Our Business

Regulation may adversely affect revenues in certain of Telefónica CTC Chile’s businesses.

Tariff regulation

     The Chilean Government has historically regulated local telephony services in Chile. The Comisión Resolutiva Antimonopolios (the “Chilean Antitrust Authority”), a Chilean government agency responsible for making certain determinations relating to competitive conditions in the telecommunications industry, has determined that Telefónica CTC Chile is a dominant operator of local telephony in many areas of Chile. As a result, the Company is subject to tariff decrees that regulate certain rates and fees the Company can charge for such local telephony services in most of the country. In accordance with the telecommunications law, all the telecommunications operators are subject to regulation of their access charges (the charge to telecommunications operators for accessing another operator’s network); however, these have been set at different levels depending on the operator. Consequently, costs of accessing different operators’ networks differ. Regulatory changes in approved access charge rates may affect the revenues for local telephony and costs of interconnections to other local operators. Similarly, interconnections to local operators represent costs for the long-distance and mobile businesses.

     Tariff regulation may have a significant impact on Company revenues and its ability to compete in the marketplace, as the Company is required to charge the same tariff to all clients in a designated tariff area. See “Item 4. Information on the Company—Business Overview—Licenses and Tariffs.” In 2005, approximately 47% of Company revenues, without taking into account mobile revenues, were from regulated business activities. The application of the local telephone tariffs, defined by Tariff Decree No. 169 for the period 2004-2009, resulted in a minor impact in the 2004 and 2005 financial statements of Telefónica CTC Chile. In contrast, the introduction of Tariff Decree No. 187 in May 1999 resulted in a reduction of approximately 25% in regulated revenues per line in the first year. Since 1999, the Company has sought administrative relief to correct what it believes are certain errors and illegalities in Tariff Decree No. 187. Upon denial of such relief, and having exhausted the administrative recourses available to it, in March 2002, Telefónica CTC Chile filed a civil lawsuit for damages against the State of

Chile, which is currently pending. The Company can give no assurance that future tariff decrees for fixed telephony will not have a material adverse effect on the results of operations or financial position, as such future tariff decrees could cause alterations in demand or traffic volume, or changes in the timing of traffic distribution from more expensive to less expensive time slots.

Other regulations

     New regulations or changes in the existing regulatory model may adversely affect the Company’s businesses. For instance, in 2004, the Undersecretary of Telecommunications, or Subtel, initiated a process of public inquiries for new regulations relating to network unbundling and IP telephony over broadband. The Company has participated in the public inquiry process and together with other industry operators, has presented its opinion and legal objections to these proposals. See “Item 4. Information on the Company—Business Overview—Licenses and Tariffs.” These new regulations proposed by Subtel may adversely affect the Company’s businesses as said regulation limits the participation of the Company in the IP telephony over broadband business. No assurance can be given that the outcome of these or future regulations will have a material adverse effect on the Company’s results or financial position.

     The Telecommunications Law also specifies certain causes for which an operator can be sanctioned through penalties or even the termination of its public or intermediate service license, if the operator is in violation of the law or does not comply with the terms and conditions to which the license is subject. If the holder believes that its license has been terminated unlawfully, the holder may appeal the termination in Chilean courts. If a license is terminated, the holder is barred from applying for any license for a period of five years. Any such sanctions could have a material adverse effect on the Company’s results of operations or financial position.

Telefónica CTC Chile faces intense competition.

     Telefónica CTC Chile faces intense competition in every aspect of its business, ranging from existing operators to new entrants. In addition, consolidation is leading to greater levels of competition.

     In 2004 and 2005, the competitive environment led to major M&A activity, primarily in the cable operator business, where the two leading companies merged and now have over 90% market share of the paid television market, while also becoming a relevant player in broadband and fixed telephony. Meanwhile, in the mobile telephony business, Telefónica Móviles (TEM) acquired Bellsouth in Chile and the mobile subsidiary of Telefónica CTC Chile. There was also an increase in competition with the entry of new operators in the market, primarily in the long-distance and data transmission businesses, such as the Mexican operator Telmex after acquiring a long-distance carrier and a data transmission operator and additionally, through América Móvil (a Telmex affiliate) entered the local market by acquiring the mobile operator Smartcom, and the change in ownership of Entel which also competes in both markets. See “Item 4. Business Areas—Market and Competition.”

     In the fixed local telephony market, Telefónica CTC Chile competes with both mobile telephony and other fixed and cable telephony operators, which are not subject to the same tariff regulations as the Company and therefore may compete with different conditions. The Company’s market share has declined from 82% in 2000 to 71% in 2005. In the long-distance services market, Telefónica CTC Chile competes with fifteen other long-distance operators and with mobile telephone operators in the domestic long-distance market. As a result, the Company has faced intense pricing pressure and a decreasing trend in traffic, which may result in further price decreases and market share losses in the future. During 2005, rates for domestic long distance services maintained similar levels and rates for international long distance services decreased 10.2% compared to rates as of December 31, 2004. Telefónica CTC Chile also faces increasing competition in broadband services. See “Item 4. Business Areas—Market and Competition.” Increased competition or the entrance of new competitors could adversely affect the Company’s results of operations, financial condition or prospects.

Changes in technology could affect Telefónica CTC Chile in ways it cannot predict.

     The telecommunications industry as a whole has traditionally been, and is likely to continue to be, subject to rapid and significant changes in technology and the related introduction of new products and services. Although the Company believes that for the foreseeable future existing and developing technologies will not materially adversely affect the viability or competitiveness of its telecommunications business, there can be no assurance as to the effect of such technological changes on the Company or that the Company will not be required to expend substantial financial resources on the development or implementation of new competitive technologies. New services and technological advances may offer additional opportunities to compete against the Company on the basis of cost, quality or functionality. It may not be practicable or cost-effective for the Company to replace or upgrade its installed technologies in response to competitors’ actions. Responding to such change may require the Company to devote substantial financial resources to the development, procurement or implementation of new technologies and to write off obsolete assets relating to its existing technology. If the Company chooses to purchase, or invest in the development of new telecommunications technology, there can be no assurance that such new products or services will not serve as a substitute to existing products and services offered by the Company. In the past, the Company has experienced such substitution with the introduction of mobile communications service, which has contributed to the declines in number of fixed lines, volume of traffic and in domestic long-distance traffic.

     Recent trends seen outside of Chile have shown an increased use of IP technology as a substitute for traditional voice services, at lower prices. The Telecommunications Law in Chile requires a regulation to be defined for these services to be offered to the public. Additionally, in 2004, Subtel initiated a process of public inquiries for new regulations relating to IP telephony over broadband. The Company has participated in the public inquiry process, together with other industry operators, and has presented its opinion and legal objections to the proposal. See “Item 4. Information on the Company—Business Overview—Licenses and Tariffs.” Nevertheless, the use of this technology may serve as a substitute for the Company’s local and long-distance traffic together with pricing pressure.

     As a result, if the Company chooses to introduce any such new telephony products or services, it can give no assurance that the benefits of such new products and services will not be materially offset by declines in existing products and services offered by the Company or that it will be permitted to participate in that business.

Labor relations may negatively impact Telefónica CTC Chile.

     As of December 31, 2005, approximately 62% of the Company’s employees were union members. As of December 31, 2005 the Company had collective bargaining agreements in force with 22 unions representing 2,431 employees.

     In June 2002, the Company experienced a work stoppage of 28 days that involved 3,445 employees and temporarily caused certain disruptions in the Company’s service to customers. Following the strike, the unions involved in the strike elected to invoke the provisions of Article 369 of the Chilean Labor Code, allowing them to freeze the conditions of the previous labor contract for a period of 18 months, without readjustment. Currently there are only 74 employees subject to Article 369. By December 2006 the remaining employees must decide whether to negotiate a new collective bargaining agreement or to invoke Article 369 again.

     In 2005, four collective bargaining agreements were successfully negotiated involving 286 individuals. The Company can provide no assurance that in the future will be able to successfully negotiate new contracts on favorable terms, or that the unions involved in the negotiations will not choose to implement a labor strike or invoke Article 369 at such time. During 2006, seven bargaining agreements will be renewed which represent 53.8% of the Company’s total labor force.

Telefónica is the controlling shareholder of Telefónica CTC Chile, and thus may determine the outcome of actions requiring shareholder approval.

     Telefónica Internacional Chile S.A. (“Telefónica Internacional Chile”) owns 44.90% of all shares of Telefónica CTC Chile. Telefónica Internacional Chile is a 99.9% owned subsidiary of Telefónica Chile Holding B.V., which in turn is indirectly wholly owned by Telefónica. Consequently, Telefónica may have the ability to determine the outcome of any actions requiring shareholder approval. See “Item 10. Additional Information--Memorandum and Articles of Association--Shareholders’ Meetings and Voting Rights.” In addition, Telefónica’s equity stake in Telefónica CTC Chile allows Telefónica to control the Company’s Board of Directors. In accordance with the Company’s Bylaws, at the General Annual Shareholders’ Meeting held on April 14, 2005 Telefónica elected five out of seven members of the Board of Directors.

The Company could be adversely affected if major suppliers fail to provide needed equipment and services on a timely basis.

     We depend on suppliers for network infrastructure and equipment to satisfy our operating needs. They may, among other things, extend delivery times, raise prices and limit supply due to their own shortages and business requirements. If these suppliers fail to deliver products and services on a timely basis that satisfies our customers’ demands, the Company could be negatively affected. Similarly, interruptions in the supply of telecommunications equipment for networks could impede network development and expansion.

Our historical consolidated financial and operating results may not be indicative of future performance.

     The Company has divested subsidiaries in the past years. See “Item 4. Information on the Company—History and Development of the Company—Divestures.” In July 2004, the Company sold its mobile subsidiary, which provided 29.2% of operating revenues in the year ended December 31, 2003, and generated Ch$14,301 million (US$27.9 million) in operating income during the same period. The sale of businesses results in the loss of their contributions to our operating results. No assurances can be given that the Company will or will not divest of additional businesses in the future or that such divestitures will or will not affect the Company’s results and access to financing. As a result, our historical consolidated financial results for and as of the end of periods ending on or prior to these transactions may not be indicative of our future operating and financial performance.

We may not be successful in the development of new businesses or product innovation.

     The Company cannot assure the success of any new services, products or the development of new businesses in the telecommunicactions market or other markets, or their impact on the Company’s results. This includes the Company entrance into the paid television market. Telefonica CTC Chile will begin to offer TV over broadband and other technologies to strengthen the Company’s leadership and broadband growth through the bundling of services.

We may not be able to refinance our outstanding indebtedness.

     The Company’s total financial debt as of December 31, 2005 amounted to Ch$495,075 million (US$966 million), with an average maturity of 2.9 years. The Company’s main historical sources of liquidity have been its cash flows from operations, proceeds from borrowings and the issuance of equity. Although in the past Telefónica CTC Chile has relied substantially on public debt issuances and bank loans to meet its financing requirements, in recent years its main sources of liquidity have been cash flow generated from operations and cash flow resulting from savings associated with the refinancing of certain loans and sale of assets. During 2005, the Company continued with debt reductions and the renegotiation of loans, lowering interest rates and extending maturities. These efforts have resulted in a stable level of maturities for the next five years, which are expected to be funded through cash flow generated from operations and refinancing. The Company cannot assure that it will be able to arrange any potential financing to fund these maturities along with capital expenditures and dividends on acceptable terms. Refinancing of debt or increased levels of debt could have negative effects that include: difficulties in obtaining future financing; reductions in credit ratings issued by rating agencies; restrictions over cash flows or operations imposed by lenders; higher rates and reduced flexibility to take advantage of or pursue other business opportunities.

A system failure could cause delays or interruptions of service, which could cause us to lose customers.

     To provide effective service, we will need to continue to provide our customers reliable service over our network. Some of the risks to our network and infrastructure include:

  physical damage to access lines;

  power surges or outages;

  software defects;

  disruptions beyond our control; and

  disruptions due to changes in obsolete equipment.

     Our operations also rely on a stable supply of utilities. Given recent instability, including the supply of gas from Argentina, we can not assure that continued institutional instability will not impair our ability to procure required utility services in the future which could adversely impact our operations.

     Prolonged service interruptions could affect our business. We rely heavily on our network equipment, telecommunications providers, data and software to support all of our functions. We rely on our networks and the networks of others for substantially all of our revenues. We are able to deliver services only to the extent that we can protect our network systems against damage from power or telecommunications failures, computer viruses, natural disasters, unauthorized access, theft of copper wires from external networks and other disruptions. While we endeavor to provide for failures in the network by providing backup systems and procedures, we cannot guarantee that these backup systems and procedures will operate satisfactorily in an emergency. Should we experience a prolonged failure, it could seriously jeopardize our ability to continue operations. In particular, should a significant service interruption occur, our ongoing customers may choose a different provider, and our reputation may be damaged, reducing our attractiveness to new customers.

We may not be successful in the legal proceedings currently pending.

     The Company is a party to lawsuits and other legal proceedings in the ordinary course of its businesses. An adverse outcome in, or any settlement of, these or other lawsuits could result in significant costs. See “Item 8. Financial Information—Consolidated Statements and Other Financial Information—Legal Proceedings.”

Risk Relating To Chile

A downturn in the Chilean economy may adversely affect Telefónica CTC Chile.

     Nearly all of Telefónica CTC Chile’s customers are Chilean companies or individuals, and substantially all of Telefónica CTC Chile’s operations are located in Chile. For these reasons, the results of the Company’s operations and its financial condition are sensitive to, and dependent upon, the level of economic activity in Chile. Historically, growth in the Chilean telecommunications industry has been tied to the state of Chile’s economy, particularly levels of consumer spending and demand. An economic slowdown may negatively affect the Company business by a decrease in demand and higher customer nonpayment levels.

     The Company can give no assurance that Chile’s economy will continue to grow in the future, nor can it give assurances that future developments in or affecting the Chilean economy will not impair its ability to proceed with its business plan or materially adversely affect its business, financial condition or results of operations.

Developments in other emerging markets or in the global telecommunications market may adversely affect Telefónica CTC Chile.

     Developments in the global telecommunications market and in other emerging markets, particularly in Latin America, may adversely affect the market for Telefónica CTC Chile’s securities and the availability of foreign capital in Chile. The Company cannot predict whether events in other markets will adversely affect the price of, or market for, its securities.

     The Series A Common Stock of Telefónica CTC Chile is a highly liquid stock in Chile, representing 3.3% of the local IPSA stock index, as of December 31, 2005. Therefore, the Company’s stock price is affected more rapidly and to a higher degree than most other Chilean stocks by upturns or downturns in the domestic and international markets.

     The Company can give no assurance that negative developments in Latin America or other emerging markets will not occur or that such negative developments would not adversely affect the securities markets in which the Company’s securities trade or affect the Company’s access to sources of financing.

An increase in inflation may adversely affect Telefónica CTC Chile.

     Chile has experienced high levels of inflation in the past, although inflation has decreased in recent years. High levels of inflation in Chile could adversely affect the Chilean economy and Telefónica CTC Chile’s financial condition and results of operations. The rate of inflation as measured by changes in the Chilean consumer price index in 2001, 2002 , 2003, 2004 and 2005, was 2.6%, 2.8% , 1.1%, 2.4% and 3.7% respectively.

     Generally, high levels of inflation will adversely affect the Company’s financial condition to the extent that, during any given period:

  the Company’s average domestic inflation-indexed liabilities exceed its average domestic inflation-indexed assets;

  the Company’s average monetary assets exceed its average monetary liabilities.

     Any significant increase in the level of inflation in the future may adversely affect the performance of the Chilean economy and the operating results of the Company.

Currency devaluations and foreign exchange fluctuations may adversely affect Telefónica CTC Chile.

     Volatility of the value of the Chilean peso against the U.S. dollar could adversely affect the Company’s financial condition and results of operations. The Chilean peso has been volatile in the past, including an approximate 12.4% nominal devaluation against the U.S. dollar during 2001 and a 8.9% nominal devaluation during 2002, but in 2003, 2004 and 2005 the peso recorded a nominal appreciation against the U.S. dollar of 21.0%, 6.1% and 8.9%, respectively, versus the prior year. The main drivers of the volatility in the exchange rate in recent years have been the substantial devaluations in other Latin American markets, mainly Brazil, as well as general uncertainty and trade unbalance in global markets. In 2003, 2004 and 2005 Chilean peso appreciation was driven by improvement in Chilean economic indicators together with weakness in the US dollar. The value of the Chilean peso against the U.S. dollar may continue to fluctuate significantly in the future. See “Item 3. Key Information--Selected Financial Data--Exchange Rates.”

     Historically, a significant portion of the Company’s indebtedness has been denominated in U.S. dollars, while a substantial part of its revenues and operating expenses has been denominated in pesos. If the peso’s value declines against the dollar, Telefónica CTC Chile will need more pesos to repay the same amount of dollar-denominated debt. As a result, fluctuations in the Chilean peso to U.S. dollar exchange rate may affect the Company’s financial condition and results of operations. As of December 31, 2005, 73.1% of the Company’s interest-bearing debt was denominated in U.S. dollars and was fully hedged against exchange rate variations between the peso and the U.S. dollar through financial instruments such as forward exchange agreements and cross-currency swaps. The remaining 26.9% of the Company’s interest-bearing debt is UF or peso denominated and therefore not subject to exchange rate risk. The Company’s hedging policy against foreign exchange fluctuations is disclosed in “Item 11: Quantitative and Qualitative Disclosures About Market Risk—Risk of Variations in Foreign Currency Exchange Rates.”

Risk Relating To Our ADSs

Controls on foreign investment and repatriation of investments in Chile may adversely impact a holder of our ADSs’ ability to obtain and dispose of the shares of our common stock underlying its ADRs.

     Equity investments in Chile by persons who are not Chilean residents are generally subject to exchange control regulations that restrict the repatriation of investments and earnings from Chile. Our ADSs are subject to an ADR foreign investment contract among us, the depositary and the Central Bank of Chile which is intended to grant holders of our ADSs and the depositary access to Chile’s formal exchange market. See “Item 3. Key Information—Exchange Rates.” Pursuant to current Chilean law, our ADR foreign investment contract may not be amended unilaterally by the Central Bank of Chile. However, we cannot make any assurances that additional Chilean restrictions applicable to holders of our ADSs, the disposition of underlying shares of our common stock or the repatriation of the proceeds from the disposition of the underlying common stock could not be imposed in the future, nor can we assess the duration or impact of the restrictions if imposed. If for any reason, including changes to our

ADR foreign investment contract or Chilean law, the depositary is unable to convert Chilean pesos to U.S. dollars, investors would receive dividends or other distributions in Chilean pesos. Transferees of shares of our common stock withdrawn from the ADR facility will not be entitled to access to the formal exchange market unless the withdrawn shares are redeposited with the depositary.

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

     Since we are not obligated to elect to make a registration statement available with respect to such rights and the common stock, holders of ADSs may not be able to exercise their preemptive rights. If a registration statement is not filed or an applicable exemption is not available, the depositary will sell holders’ preemptive rights and distribute the proceeds thereof if a premium can be recognized over the cost of any such sale.

Holders of ADSs may have fewer and less well-defined shareholders’ rights than with shares of a company in the United States.

     Our corporate affairs are governed by our estatutos, or bylaws, and the laws of Chile. Under such laws, our shareholders may have fewer or less well defined rights than they might have as shareholders of a corporation incorporated in a U.S. jurisdiction.

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

     Telefónica CTC Chile is a corporation organized under the Chilean Corporations Law. Telefónica CTC Chile was incorporated on November 18, 1930 and has a duration through August 10, 2068. The address and telephone numbers of the Company’s registered office and the Company’s agent in the United States follow:

Compañía de Telecomunicaciones de Chile S.A.	CT Corporation System
Avenida Providencia 111	111 Eighth Avenue
Santiago, Chile	New York, New York 10011
Telephone: (562) 691 2020	Telephone: (800) 624 0909

     Telephone service in Chile commenced in 1880 with the formation of Compañía de Teléfonos Edison in Valparaíso. In 1927, the International Telephone and Telegraph Corporation (“ITT”) acquired the Chile Telephone Company, which had 26,205 telephones in operation at the time. In 1930, the Company was formed as a stock company named Compañía de Teléfonos de Chile S.A. In 1971, the Chilean Government intervened to take management control of the Company, and in 1974, the Chilean Government’s Corporación de Fomento de la Producción (“Corfo”) acquired 80% of the total shares issued by the Company, then held by ITT.

     In August of 1987, Corfo announced that it would reduce its shareholdings and privatize the Company by selling approximately 30% of Corfo’s shares in the Company. In January of 1988, 151 million shares of Series A Common Stock of the Company were transferred to Bond Chile. After giving effect to a capital increase in an April 1988 offering and other additional purchases of Series A Common Stock and Series B Common Stock of the Company, Bond Chile owned approximately 50% of the then issued and outstanding capital stock of the Company.

     In April of 1990, TISA, a subsidiary of Telefónica, indirectly acquired the stock of Bond Chile—and thus all of Bond Chile’s interest in the Company. Bond Chile then changed its name to Telefónica Internacional Chile S.A.

     The Company’s July 1990 international offering of American Depositary Shares (“ADSs”) reduced Telefónica Internacional Chile’s ownership to 44.45% of the Company’s issued and outstanding capital stock. Subsequently, payments made by third parties for subscribed but unpaid shares further reduced Telefónica Internacional Chile’s ownership to 43.6% until 2003. In 1999, the Company launched its new brand name, “Telefónica CTC Chile.” After the purchase of an additional 1.3% in July 2004, as of December 31, 2005, Telefónica Internacional Chile’s ownership stake in the Company was 44.9% .

     In accordance with Chilean Decree-Law 3,500, the Company has amended its Estatutos (“Bylaws”) to prohibit any shareholder from owning more than 45% of Telefónica CTC Chile’s capital stock in order to enable all Chilean pension fund managers (“AFPs”) to invest in Telefónica CTC Chile.

     An extraordinary shareholder meeting held on April 20, 2006 approved the modification of the Company’s commercial name to Telefonica Chile. The legal name of the company will not change.

The Company’s website address is www.telefonicachile.cl.

Mergers, Acquisitions and New Subsidiaries

     During the last three years the Company has not participated in any merger or acquisition activities material to the business.

Divestitures

  On July 3, 2000, the Company sold: (i) its 40% ownership interest in cable TV operator Metrópolis Intercom; (ii) 100% of its wholly owned subsidiary Compañía de Telecomunicaciones de Chile— Plataforma Técnica Red Multimedia S.A., which provided installation and maintenance services for the cable TV network; and (iii) the cable TV network. The sales price for the entire transaction amounted to the Chilean peso equivalent of US$270 million, of which the equivalent of US$250 million, equivalent to Ch$161,890 million, was paid on October 2, 2000 and the remaining equivalent of US$20 million, equivalent to Ch$15,039 million (historic value), was paid on July 4, 2005.

  On July 31, 2003, the Company sold its remaining 35% interest in its information system subsidiary, Sonda. The Company acquired 60% ownership interest of Sonda on January 11, 1999. On October 12, 2001, the Company signed a Shareholders’ Agreement with its partners in the subsidiary Sonda, giving them a call option on Telefónica CTC Chile’s 60% interest in Sonda, and obtained a put option on this interest. On September 26, 2002, Telefónica CTC Chile, through its subsidiary Telefónica Empresas, sold a 25% equity interest in Sonda to its partner Mr. Navarro (Sonda’s founder) for approximately Ch$30,185 million, equivalent to US$37.5 million, thereby reducing its equity interest in Sonda to 35%. At the same time, Telefónica CTC Chile signed an Option Agreement in connection with its remaining 35% interest in Sonda, which terminated and superseded the previous Shareholders’ Agreement. The Option Agreement gave the Company an option to put its remaining 35% interest in Sonda to Mr. Navarro and also gave Mr.
  Navarro a call option on such remaining interest. Mr. Navarro exercised the call option on July 31, 2003, whereby Telefónica CTC Chile sold him its 35% of Sonda’s shares in the amount of UF1,972,206 (Ch$35,420 million or US$56.2 million). This transaction generated a gain of Ch$3,778 million (US$6.0 million), which was offset by Ch$10,415 million (US$16.7 million) due to an extraordinary amortization of goodwill associated with the 35% ownership of Sonda.

  On September 1, 2003, Telefónica CTC Chile sold 100% of its participation in its subsidiary CTC-Isapre S.A. for UF9,175 equivalent to Ch$164.6 million (US$0.3 million).

  On March 24, 2004, Telefónica CTC Chile agreed to sell its 9% ownership interest in Publiguías to Telefónica Publicidad e Información S.A. (TPI), a subsidiary of Telefónica S.A. (Spain). The sale agreement was signed on April 26, 2004 for a sale price of US$14.8 million, equivalent to Ch$9,580 million. The transaction resulted in a positive impact of Ch$5,251 million after taxes (US$8.9 million) on the Company’s financial results in 2004.

  On May 18, 2004, the Board of Directors of Telefónica CTC Chile agreed to recommend to shareholders, the approval of the offer made by a 92.44%-controlled subsidiary of Telefónica S.A, Telefónica Móviles S.A. (TEM), to acquire 100% of the Company’s subsidiary, Telefónica Móvil de Chile S.A. In addition to recommending the sale to shareholders, the Board considered the offer made by TEM and recommended that Management requested fairness opinions. These fairness opinions were prepared by JP Morgan and ABN AMRO and confirmed that the price of the transaction was fair to Telefónica CTC Chile shareholders. The transaction required two-thirds shareholders approval at an Extraordinary Shareholders’ Meeting held on July 15, 2004. 69.1% of total shares outstanding approved the sale for US$1,058 million, equivalent to Ch$694,485 million, in addition to Ch$175,788 million (US$263 million) for all amounts owed by Telefónica Móvil de Chile S.A. to Telefónica CTC Chile. The sale generated an after tax profit of Ch$314,468 million (equivalent to US$592.3 million as of December 31, 2005). Additionally, as approved in the extraordinary shareholders’ meeting, and as part of the transaction the Company paid, on August 31, 2004, an extraordinary gross dividend of Ch$412 per share (US$2.5074 per ADR), charged against accumulated retained earnings, and a gross interim dividend of Ch$137 per share (US$0.835808 per ADR) with a charge to net income. The total amount paid in connection with both dividends was approximately US$800 million. Mobile telephony offered attractive growth rates and represented 29.2% of total revenues as of December 31, 2003, and 32.1% of our operating revenues during the first six months of 2004. However, it was a capital intensive business, with a high market penetration near 60% at time of sale and it faced intense competition which resulted in a low level of profitability for the business. The sale agreement restricts the Company from participating in the mobile telephony business for a period of two years from the date of the sale. Additionally, as part of the sale of Telefónica Móvil de Chile S.A., the Company reached agreements with creditors regarding the following obligations:

(i) Syndicated and bilateral loans totaling US$647 million that imposed a limit on the sale of assets equal to or above 5% of the Company’s consolidated assets. The Company obtained waivers of this limit from 28 national and international banks.

(ii) Series F local bonds for a total of US$23 million that contained a prohibition on the sale of such assets equal to 20% or more of total assets. The terms of the bonds were modified with 84.5% approval from the bondholders.

Capital Expenditures

     Capital expenditures carried out by the Company in 2003, 2004 and 2005 amounted, respectively, to Ch$146,581 million (US$240.8 million; historic value as of December 31, 2003); Ch$84,267 million (US$151.2 million; historic value as of December 31, 2004) and Ch$76,402 million (US$149.1 million; historic value as of December 31, 2005). In July 2004, the company sold its mobile subsidiary Telefónica Móvil de Chile S.A. and thus no longer consolidated mobile capital expenditures. Capital expenditures of the mobile subsidiary during the first half of 2004 totaled US$32 million (equivalent to Ch$17,837; historic value as of December 31, 2004), approximately 21% of the Company’s total capital expenditures for the year. In 2003, mobile capital expenditures amounted to US$131.6 million (Ch$78,155 million; historic value as of December 31, 2003) and during the first half of 2004, they totaled US$32 million (equivalent to Ch$17,837 million; historic value as of December 31, 2004). Due to the sale of the mobile subsidiary, capital expenditure requirements have been significantly reduced.

     The Company has been steadily adjusting its capital expenditures in local telephony and using its available installed capacity to expand service, rather than creating new lines. During 2005, the Company focused investment on broadband services, corporate communications and local telephony (especially in maintenance and sale of lines). In data services, the Company continued to expand broadband access based on ADSL technology for the residential and corporate segments. In corporate communications, the data network has been enhanced to provide the highest security, support and availability standards for our corporate customers.

     The Company plans to focus capital expenditures in 2006 mainly on broadband, a Television project to be developed starting in 2006, and also, on corporate communications. Since January 2001, all capital expenditures made by the Company have been on projects located within Chile. Capital expenditures have been financed substantially with cash flow generated from operations.

B. Business Overview

     According to Company estimates, as of December 31, 2005 Telefónica CTC Chile owned approximately 71% of all fixed telephone lines in the country. As of that date, the Company provides a broad range of telecommunications and other services throughout Chile, including:

  local telephone service and broadband;
  domestic long-distance service (“DLD”) and international long-distance service (“ILD”);
  data transmission;
  dedicated lines (direct lines dedicated to a customer’s exclusive use);
  terminal equipment sales and leasing;
  public telephone service;
  interconnection services (connecting calls from long-distance, mobile and local telephone networks to Telefónica CTC Chile’s local telephone network);
  security systems services (alarm monitoring through telephone lines); and
  value-added services (including the sale of telephone numbers—such as “600, 700 and 800” numbers for toll calls—to providers of telephone-based services, and the provision of supplementary services and direct dialing).

     During 2006, Telefonica CTC Chile will begin to offer Paid TV to strengthen the Company’s leadership and broadband growth through the bundling of services.

The Company provides all of its fixed telephony services through its own digital telecommunications network, including local telephone service and interconnection services. In addition, our subsidiaries Telefónica Mundo S.A. (“Telefónica Mundo”) and Globus 120, S.A. (“Globus”) provide substantially all of their domestic and international long-distance services with their own equipment and long-distance network.

     During the last three years, Telefónica CTC Chile’s operating revenues have been substantially generated from its operations in Chile, except for certain revenues generated by Sonda. The Company discontinued consolidating Sonda’s revenues when the Company sold 25% of its equity interest in September 2002. Its remaining 35% equity interest was sold in 2003. Sonda had operations in Argentina, Brazil, Uruguay, Ecuador and other Latin American countries.

     Chilean law currently requires companies to obtain licenses from the government before providing many telecommunications services. Telefónica CTC Chile holds licenses to provide local telephone service and data transmission services throughout Chile. The Company holds licenses to provide long-distance service throughout Chile and internationally through its subsidiaries Telefónica Mundo and Globus. In addition, Telefónica CTC Chile held licenses to provide mobile telephony services in Chile through its subsidiary Telefónica Móvil de Chile S.A. until its sale on July 1, 2004. See “—Licenses and Tariffs—Licenses” below.

     Additionally, the Chilean Government set the maximum prices, fees and charges that Telefónica CTC Chile may charge for certain services including local telephone service, public telephones, interconnection services and related administrative services, unbundled network services, and line connections. The regulation applies to our fixed monthly charge, variable charge, connections and other installations, access charges for rural companies, the number for information services (level 103) through an operator, access charges and interconnections and public telephones. The Chilean Government does not currently regulate the prices that Telefónica CTC Chile charges for its other products and services, including long-distance, data transmission, broadband, value-added services, directory advertising and sales, and leasing of terminal equipment, among others.

     In 2005, approximately 47% of Telefónica CTC Chile’s total operating revenues were generated through the provision of services subject to tariff regulation. Tariff regulation applies to our fixed monthly charge, variable charge, connections and other installations, access charges for rural companies, the number for information services (number 103) through an operator, access charges and interconnections and public telephones. The Chilean Government does not currently regulate the prices that Telefónica CTC Chile charges for its other products and services, including long-distance, data transmission, broadband, value-added services, directory advertising and sales, and leasing of terminal equipment, among others.

Products and Services

Fixed Telecommunications

     The fixed telecommunications business segment includes all services provided using the fixed line network infrastructure, such as basic telephony that consists of traditional telephone services including fixed charge, variable charge, minute plans (flexible plans), line connections, value-added services, broadband services through ADSL technology, access charges, interconnections and other fixed telecommunications businesses (which include directory advertising, ISP for companies and small and medium businesses, security services such as alarm monitoring through fixed lines, public telephones, interior installations and equipment sales and rental). Fixed telecommunications revenues, which accounted for 76.0% of the Company’s operating revenues in 2005 compared to 60.1% in 2004, increased by 0.9% to Ch$441,476 million (US$861.4 million) compared to Ch$437,423 million (US$853.5 million) in 2004.

     The Fixed Telecommunications business area uses marketing channels owned by the Company, such as commercial offices and retail stores that sell Telefónica CTC Chile’s products, as well as external marketing channels, such as direct telemarketing sales by third parties, complemented by an external sales force and specialized distributors.

Basic Telephony:

     The Company provides basic telephony to its customers over the public telephone network within the tariff areas defined in their respective license decrees. Revenues from basic telephony includes: (i) telephone line service fees (fixed monthly charge), (ii) variable charges that includes local traffic defined as measured local service (“MLS”), traffic from local lines to Internet and mobile telephones (“local tranche”) and prepaid traffic through prepaid cards, (iii) flexible plans (plans of minutes), (iv) connections and other installations and (v) certain value-added services that enhance the communications experience of its customers, such as voice mail, call-waiting, call-forwarding, caller-ID, and access to information and entertainment services (600 and 700 numbers), among others.

     During 2005, 358,088 new fixed lines were connected, a 4.3% and 16.2% increase in new line connections as compared to 2004 and 2003, respectively, and 344,625 lines were disconnected, a 3.6% increase compared with 2004 and a 40.4% decrease compared with 2003. As a result, lines in service under Fixed Telephony as of December 31, 2005 totaled 2,440,827 representing an increase of 0.6% as compared to December 31, 2004 and an increase of 1.0% as compared to December 31, 2003. Of the 2,440,827 lines in service as of December 31, 2005, 9.8% were corporations,17.1% were small business and professional clients and 73.1% were residential and others, which include prepaid lines and public telephone lines.

     The following table sets forth certain fixed line performance and line connection information for the periods indicated.

	For the year ended December 31,

	2001	2002	2003	2004	2005

Lines installed	3,019,416	3,023,541	3,037,267	3,043,379	3,007,432
Fixed lines in service	2,723,310	2,686,695	2,416,779	2,427,364	2,440,827
Average fixed lines in service	2,736,633	2,732,208	2,558,291	2,406,266	2,451,536
Lines per 100 inhabitants(1)	17.6	17.4	16.1	15.0	15.1
Number of new lines connected	330,619	340,419	308,266	343,318	358,088
Number of lines disconnected	307,845	377,034	578,182	332,733	344,625
Defects per line (annual average)(2)	0.25	0.35	0.35	0.40	0.44
Local traffic (in millions of minutes)(3)	16,410	15,900	15,178	13,759	12,012

(1)	Telefónica CTC Chile fixed lines per 100 inhabitants. Figures according to new Census 2002 which was released in August 2005

(2)	Defects refer to any technical problems occurring in telephone lines, ADSL and equipment as well as in the Company’s external plant and central switches.

(3)	As of February 1, 2000, per second billing was implemented.

     Over the past three years, Telefónica CTC Chile’s fixed line traffic has decreased, mainly due to customers’ greater use of mobile services and electronic communications.

     In order to mitigate the adverse impact of regulation and the decrease in traffic and other negative factors affecting fixed line revenues, Telefónica CTC Chile has focused on offering various non-regulated services over its local network infrastructure, thus adding value to existing fixed lines and mitigating the decrease in revenues per line. The Company markets new services aimed at facilitating customer communications options and increasing the number of successfully completed calls, such as:

Flexible tariff plans

     In February 2004, Telefónica CTC Chile was authorized to offer alternative tariff plans to the regulated plan consisting of a fixed charge plus variable charge. This new regulatory rule allowed the Company to offer alternatives to the regulated plan without previous authorization by the Regulator and compete by adapting to customers’ needs. These plans are not subject to maximum tariffs or predetermined structures and may include joint offers with other services. According to this, starting in 2004, the Company began to market plans such as: (i) Plans of Minutes, consisting of telephone service with a certain number of minutes for a monthly charge, (ii) Economy Line, consisting of a monthly amount from which customer calls are deducted, allowing for additional calls to be placed by means of prepaid cards (iii) Super Economy Line, which enables customers to make calls for a certain number of minutes through prepaid cards charged on a monthly basis; and (iv) Bundled Services, such as broadband plus minute plans.

     At December 31, 2005, 607,525 lines, which is more than a 100% increase compared with 2004, have been signed up for flexible tariff plans in agreement with Decree No. 742, representing 24.9% of the Company’s total lines in service and thus significantly contributing to the growth of the fixed-line market. Revenues from the new flexible plans represent 7.9% of consolidated revenues compared with 1.2% in 2004.

     Although the effective rates charged for flexible tariff plans are less than those charged in traditional plans, these types of products still allow the Company to use the available capacity of the network to be more competitive.

Prepaid Services

     The Company has also sought to increase the use of its fixed lines by offering prepaid card services. These services have provided strong support to the development and growth of the fixed line business and have played a role in the development of alternatives to the traditional regulated plan. They have also allowed for the introduction of the prepaid model into new business areas such as wireless broadband (Wi-Fi technologies) and switched Internet. Among the prepaid services, the Tarjeta Línea Propia, or “TLP” card, allows users to make calls from any fixed line telephone (including those blocked for long-distance, cellular or 700 number calls), public telephones and Telefónica Móvil de Chile S.A. or other enabled mobile company phones. This product allows customers to have their own versatile, portable virtual line, while controlling and managing their telecommunications expenses. At December 31, 2005, 15.0 million TLPs were activated in the amount of Ch$1,000 each, representing an increase of 33.1% over 2004, and 34.1% over 2003. The total number of prepaid lines reached 533,995 in 2005, which represents an increase of 30.6% and 98.3% over 2004 and 2003, respectively.

Public Telephones (Pay phones)

     Telefónica CTC Chile offers public telephony services through its subsidiary CTC Equipos. CTC Equipos is responsible for the installation and operation of its own public telephones on public roadways and in indoor areas, the marketing of public telephone equipment to private third parties and the fixed telephony installation. Currently, the public telephony market in Chile is made up of seven operators and numerous private parties in which Telefónica CTC Chile has a market share of approximately 24% of payphones. The revenues in this business area are generated by traffic on public phones owned by the Company, the management of its own call centers, maintenance agreements for indoor installations, and post-sales maintenance and business support services provided to third parties such as owners of public telephones purchased from the Company.

     At December 31, 2005, the Company had installed a total of 10,057 smart public telephones, representing a decrease of 2.3% over 2004 and 9.1% over 2003, which allow the use of coins or prepaid cards to make calls. At December 31, 2005, the Company also installed 13,164 licensee telephones and community lines, representing a decrease of 27.6% over 2004 and 38.2% over 2003, located inside buildings and communities which allow calls to 800 numbers, prepaid card calls and use of the automatic collect call service.

     Revenues from public telephony in 2005 were Ch$9,819 million (US$19.2 million), which represents 1.7% of total consolidated revenues and a decrease of 12.5% and 16.6% in respect to 2004 and 2003 public telephony revenues, respectively.

Alarm Monitoring and Security Services

     Telefónica CTC Chile, through its subsidiary Telemergencia, offers home security and home assistance services through monitoring and alarm systems connected to a security platform over its existing fixed telephone lines. Telemergencia offers a wide variety of plans adapted to customers’ needs and budgets, ranging from an alarm monitoring service through telephone lines to the more complex Viginet plan, a digital video-surveillance system that can be operated online from a broadband Internet connection. In 2005, this business reached 61,030 customers, which amounts to a 2.0% increase over 2004 and 23.6% over 2003. Revenues from Telemergencia in 2005 were Ch$8,081 million (US$15.8 million), which represents 1.4% of total consolidated revenues and an increase of 16.8% and 59.9% in revenues from Telemergencia in 2004 and 2003, respectively.

Other Fixed Telecommunications Services

     Telefónica CTC Chile sells value-added services to its customers, such as caller ID, voice mail, call waiting, call forwarding, call waiting ID, outbound traffic control to mobile phones, and information and entertainment services (600 and 700 numbers). In addition, Telefónica CTC Chile sells advanced telecommunications equipment to residential, businesses and corporate customers.

     Telefónica CTC Chile also provides its residential customers with access to the Internet over analog lines. The Telefónica Internet Empresas (TIE) subsidiary provides switched Internet browsing services to small and midsized companies through dedicated links and via ADSL.

     Pursuant to an agreement with Impresoras y Comercial Publiguías S.A. (“Publiguías”) executed in August 2001 and in effect until June, 2006, Telefónica CTC Chile provides Publiguías with billing and collection services for its sales of advertising in the Yellow Pages and White Pages directories, and Telefónica CTC Chile receives a percentage of the revenues generated by Publiguías through such sales. In addition, Publiguías prints and distributes the telephone directories associated with the customer database provided by Telefónica CTC Chile.

     Revenues from other fixed telecomunications services in 2005 were Ch$60,287 million (US$117.6 million), which represents 10.4% of total consolidated revenues and a decrease of 11.3% compared to 2004 and an increase of 0.7% in 2004 compared to 2003.

ADSL Broadband Services

     Although broadband service is currently primarily used for high speed Internet access, it also allows the Company to offer customers other services, such as virtual private networks (“VPNs”), security systems with remote monitoring from anywhere in the world (“Viginet”), e-learning, wireless connections, connections to a second PC, intranet IP telephony (voice over IP) for corporate customers and multimedia applications. The broadband service also allows the provision of value-added services, including online antivirus and firewall, parental controls for Internet, and PC technical support, both remote and in-home.

     During 2005, one of the Company’s principal objectives was to expand its broadband services, thus laying the foundation for the development of new services using the existing fixed telephone infrastructure. This initiative led to numerous business activities, such as the joint sale of plans of minutes and broadband. The Company entered into business alliances for the joint sale of services with satellite TV, PC and mobile telephony providers. Additionally, new broadband plans that provide broadband on night and weekend hours were launched. In the second half of the year, the Company launched a plan consisting of self-installed equipment sold in supermarkets and retail stores allowing for controlled use based on prepaid cards. Other new plans include unlimited voice traffic together with broadband. For small and midsized companies and heavy-use residential customers, a high speed (4Mhz) plan exists.

     Additionally, the year 2005 witnessed significant growth in the marketing of wireless connections for the home (Speedy Wi-Fi) and in the enabling of public HotSpots around the country (Zona Speedy Wi-Fi). At December 31, 2005, more than 500 HotSpots were at the disposal of the Company’s clients at airports, universities, restaurants, malls and gas stations, among other places.

     At December 31, 2005, ADSL connections totaled 314,177, representing an increase of 56.5% and 150.8% with respect to 2004 and 2003, respectively, of which 67.6% were residential, 22.3% were small business and professional clients, 7.8% were wholesale and 2.3% were corporations, with the most significant growth coming in the small and medium-sized business sectors, where we previously had lower levels of penetration. This figure accounts for 42.5% of connections for the national broadband market (connections at speeds of 128 kbps or higher).

The following table sets forth the number of ADSL connections in service as of the dates indicated.

	As of December 31,

	2001	2002	2003	2004	2005

ADSL connections in service	14,808	54,163	125,262	200,794	314,177
ADSL/Lines in service	0.5%	2.0%	5.2%	8.3%	12.9%

     In 2005, revenues from broadband were Ch$42,901 million (US$83.7 million), which represent 7.4% of total consolidated revenues and 9.7% of fixed telecommunications revenues. Revenues from broadband have grown by 64.6% and 207.0% compared to 2004 and 2003, respectively.

Long-Distance

     The Long-Distance (“LD”) services and products provided by the Company are not subject to tariff regulation. The Company provides a broad offering of domestic and international LD services, including public and private voice, data and video services, through its subsidiaries Telefónica Mundo and Globus. The LD business segment also includes the rental of Telefónica Mundo’s LD network to other telecom operators, such as other LD carriers with and without their own networks, as well as mobile companies, including Telefónica Móvil which was sold by Telefónica CTC Chile in July 2004, and ISPs. Telefónica Mundo, like many other long-distance operators, has a business area dedicated to international businesses. This area is involved in negotiating settlement rates and volumes for incoming and outgoing international traffic with different international operators, as well as establishing agreements for the intermediation of international traffic among LD carriers.

     During 2005, the Company recorded a decline of 9.4% in Domestic LD (“DLD”) traffic compared to 2004 and 7.0% compared to 2003 due to the growing use of mobile telephones, e-mail and Internet, and the increase in lines blocked for LD calls. On the other hand, in terms of International LD (“ILD”) business, traffic decreased 2.1% compared to 2004 and increased 2.0% compared to 2003, primarily owing to the increased competition in prices for ILD destinations.

     The following table sets forth traffic information for DLD and ILD telephone traffic carried by Telefónica Mundo and Globus for the periods indicated.

	2001	2002	2003	2004	2005

DLD traffic (in millions of minutes)	799	717	647	664	602
Outgoing ILD traffic (in millions of minutes)	63	66	64	67	66

     Given the market context of decreasing traffics and the high competition in this business, the Company has developed numerous plans that have generated traffic, customer loyalty, and use of the Company’s network and infrastructure, in addition to offering the traditional LD traffic services under the multicarrier system. These plans consist primarily of offering customers DLD and ILD calls for a fixed monthly fee, with preferred tariffs or discounts for frequently called routes, during established hours or all day, depending on the plan. Noteworthy for 2005 is the launching of “Long Distance Plans Plus Assistance Service,” which is aimed at residential customers and allows them to select an additional assistance service when signing up for the plan. The assistance services offered include Residential Assistance, Vehicle Assistance and Senior Assistance.

     In addition, to improve the return on domestic and international LD network capacity, the Company is serving other telecommunications operators’ voice transport and capacity needs, including intermediary service companies with and without their own networks, mobile companies and Internet service providers (ISPs).

     In 2005, revenues from LD were Ch$57,972 million (US$113.1 million), which represent 10.0% of total consolidated revenues. Revenues from LD have decreased by 9.1% and 2.5% compared to 2004 and 2003, respectively.

     The main sales channels through which the Company offers its long-distance products and services are direct telemarketing sales campaigns conducted by third parties. The Company also uses third-party call centers to sell DLD and ILD traffic plans and other products, such as prepaid cards.

Corporate Customer Communications and Data

     The Corporate Communications business area serves the communications needs of global and corporate customers and large companies nationwide through the Telefónica Empresas subsidiary. This important customer segment, which spans various industries, such as banking, retail, mining, services, among others, is characterized by high-income concentration and diversity of needs. Telefónica Empresas has responded with a specialized structure aimed at catering to a variety of customer types and business activities. This business segment serves approximately 3,800 customers, including close to 170 multinational and main large corporations, ministries and government services.

     In line with the aforementioned changes in the traditional service offering, the convergence of technologies and disintermediation have prompted the Company to advance along the value chain, offering IT (Information Technology) solutions online and making use of comparative advantages.

     The primary services delivered by Telefónica Empresas include data transmission circuits and value-added services through advanced-data links such as Frame Relay, ATM and IP network, among others. This subsidiary also provides basic and advanced telephony solutions and sells voice equipment such as PABX, videoconferencing and point-to-point data circuits to corporate customers. Telefónica Empresas also provides advanced telecommunications solutions through consulting, professional services and outsourcing.

     The above is complemented by the availability of international services designed according to each customer’s needs. These services make good use of the network and international presence of Telefonica Group, which adds value for global customers.

     Similarly, the tariff flexibility framework governing local telephone services has made it possible to offer customized solutions based on variables such as traffic use, number of lines and geographic location of each corporate customer.

     During 2005, significant projects were completed with clients from the public sector (Health Ministry, Ministry of the Interior and INP), as well as the private sector (Presto, Redbanc, SalcoBrand S.A., BCI, among others). With the aim of adding further value to its customers’ businesses, Telefónica Empresas provides consulting and professional services to clients seeking to optimize their business processes through technological integration as well as services and applications over the Internet and IP network, including applications permitting customer mobility. Telefonica Empresas also manages a Data Center for hosting customer outsourced services such as electronic billing. This Data Center was certified in 2005 under the BS 7799-2:2002 standard, which means that it has an information management system for help desk operations, reports, infrastructure, engineering and launching processes, in accordance with the security standard in effect. This certification ensures control both over the level of security required for the information included in the processes and constantly incorporating improvements to the administration processes.

     Another landmark event in 2005 was the “Telefonía IP Cisco” certification awarded to Telefónica Empresas, which made this company the first service provider in the region recognized for its IP Communications specialty.

     In 2005, revenues from the corporate customers communications and data business segment amounted to Ch$78,214 million (US$152.6 million), which represent 13.5% of total consolidated revenues. Revenues from the corporate customers communications and data business segment have decreased by 8.9% and 6.4% compared to 2004 and 2003, respectively.

The following table sets forth the number for some of the Company’s data services as of the dates indicated.

	As of December 31,

	2001	2002	2003	2004	2005

Datared (circuits)	18,467	13,496	10,820	9,770	5,821
Frame Relay (points)	6,012	5,215	5,016	3,892	2,621
ATM (points)	1,585	1,719	1,790	1,660	1,085
Dedicated IP connections	883	3,788	7,018	10,377	10,869

Other Businesses:

     t-gestiona

     Telefónica Gestión de Servicios Compartidos Chile S.A. (t-gestiona), a subsidiary of Telefónica CTC Chile, provides support services to all of the Company’s subsidiaries and other Telefónica group companies, delivering logistics, e-learning, accounting, fund management, collections, human resources, real estate management and general services while maintaining its management focus on the efficient use of resources and the continued improvement of its processes. This service model gives the Company and its multiple businesses a competitive advantage in terms of efficiency and effectiveness and allows it to avoid duplicating support activities. It also allows each business unit to replace fixed cost structures with variable costs based on the volume of their respective operations.

     In 2005, t-gestiona advanced a strategy aimed at positioning itself as a provider of shared services to third parties. To this end, it created an alliance with Telefónica Empresas for the latter to market t-gestiona services.

     Fundación Telefónica

     Fundación Telefónica, a nonprofit organization created to develop and channel community and cultural activities of the Telefónica Group companies in Chile, continues to support digital literacy in Chile by providing Internet training to teachers, community leaders and the disabled.

     Telefónica Internet Empresas

     Telefónica Internet Empresas (TIE) provides Internet access services to corporate clients and small and medium-sized businesses over dedicated and switched lines and through ADSL. As of December 31, 2005, Telefónica Internet Empresas owns 79.9% of the subsidiary Administradora de Sistemas de Telepeajes S.A. and 99.9% of the subsidiary Tecnonautica S.A.

Mobile Communications

     In July 2004, Telefónica CTC Chile sold its mobile communications business to Telefónica Móviles S.A. (TEM). See “Item 4. Information on the Company--Divestitures.” As a result, since July 1, 2004, the Company no longer includes Telefónica Móvil de Chile S.A. in its financial statements.

     The mobile communications business segment (“mobile communications”) offered mobile telecommunications products and services through the Company’s former subsidiary, Telefónica Móvil de Chile S.A., and generated revenues from outgoing cellular traffic, interconnection fees from incoming calls from other networks and mobile equipment sales.

Market and Competition

     The telecommunications industry in Chile, including the pay TV business, achieved sales of US$4.23 billion in 2005 a 7.8% from 2004, this increase was largely driven by mobile operators and broadband development. Additionally, it is estimated that investment in the industry in 2005 was approximately US$700 million.

     The year 2005 witnessed significant changes in the competitive structure of the industry as well as the completion of tariff-setting processes, the consolidation of new communications technologies, and the continued economic development of the country.

     In the area of competition, key developments include the completion of mergers initiated in 2004 and involving cable network operators (Metropolis Intercom and VTR) and mobile operators (Telefónica Móviles de Chile S.A. and Bellsouth Chile). In addition, 2005 was the year in which Telecom Italia departed Chile following the sale of its equity interest in Entel, América Móvil (Telmex affiliate) entered the local market by acquiring Smartcom (the mobile operator), and the fixed network operator Manquehue Net was sold to the local data transmission operator, GTD group.

     On the infrastructure and technology front, the development process continues for the GSM standard in mobile communications and for ADSL (Asymmetric Digital Subscriber Line), and Cable Modem and broadband networks.

     “Service convergence” is beginning to gain momentum, driven by the technological ability to offer voice telephony, broadband and audiovisual content under a single platform. This increased acceptance is reflected in the growing demand for the bundling of telephone, broadband and/or pay-TV services.

     The following chart shows the business segments in which the main Chilean telecommunications companies operate:

Company	Fixed Telephony	Broadband (1)	Long-Distance	Mobile Communications	Data Transmission	ISP Corporate	ISP Residential

Telefónica CTC Chile(2)	✓	✓	✓		✓	✓
T. Móvil de Chile S.A.(3)			✓	✓
ENTEL(4)	✓	✓	✓	✓	✓	✓	✓
VTR(5)	✓	✓	✓				✓
Smartcom(6)				✓
Telmex Chile(7)	(8)		✓		✓	✓	✓
Telefónica del Sur	✓	✓	✓		✓	✓	✓
Terra Networks							✓
CMET	✓	(8)	✓				✓
GTD - Manquehue (9)	✓	✓	✓		✓	✓	✓
___________________________
(1)	Broadband with last mile access. Does not include resellers or ISPs and does not consider dedicated accesses to corporations.

(2)
In July 2004, the extraordinary shareholders’ meeting of Telefónica CTC Chile approved the offer made by TEM to acquire 100% of the Company’s subsidiary, Telefónica Móvil de Chile S.A. See “Item 4. Information on the Company—History and Development of the Company—Divestitures”

(3)	Includes operations from Bellsouth Chile adquired by TEM in 2004. The Antitrust Commission approved the merger of both companies in January 2005.

(4)	Telecom Italia sold its stake in Entel Chile (55%) to Chilean investors.

(5)	Includes Metrópolis Intercom merged in July 2005.

(6)	Adquired by America Movil in August 2005.

(7)	Includes operations from AT&T Chile (at present known as Telmex Chile) and Chilesat Corp.

(8)	Recently in the market or not relevant operations.

(9)	Includes Manquehue Net adquired by GTD in September 2005.

     Telefónica CTC Chile faces intense competition in every aspect of its business activities. Unless otherwise indicated, all statements regarding the competitive position of Telefónica CTC Chile are based on the Company’s internal estimates.

     Fixed telecommunications

     The fixed telephony market in Chile reached approximately 3.4 million lines as of December 2005, reflecting an increase of close to 3.7% with respect to year-end 2004. The rate of penetration of fixed lines, as of December 2005, was 21.1 lines per 100 inhabitants, slightly higher than the 20.8 rate for 2004. This growth is largely due to the overall increase in prepaid lines in the industry.

     Although Telefónica CTC Chile operates approximately 71% of the local fixed lines in service in Chile, our market share has been declining for the past five years. Factors that have contributed to our declining market share include the availability of new communication alternatives such as mobile telephony, e-mail and chat, among others.

     Currently, there are nine competitors that provide fixed telephone service and, in the aggregate, operate approximately 29% of the total number of fixed lines in service in Chile as of December 31, 2005. In certain areas of the Santiago Metropolitan Region, Complejo Manufacturero de Equipos Telefónicos S.A.C.I. (“CMET”), GTD S.A. (“Grupo Teleductos”) that includes operations from Manquehue Net and Telesat S.A., VTR Telefónica S.A. (“VTR”), which is a 80% subsidiary of Liberty Media, and Entel Telefonía Local S.A. (“Entelphone”), which is a local telephony subsidiary of Empresa Nacional de Telecomunicaciones S.A. (“Entel”), hold licenses to provide local service. Furthermore, two companies, Compañía Nacional de Teléfonos S.A. (“Telefónica del Sur”) and its subsidiary Compañía Telefónica de Coyhaique S.A. (“Telcoy”), have licenses to provide local service in southern Chile, in Regions X and XI, respectively. Additionally, Telmex operates a small-scale operation in the corporate segment of the main cities in the country after acquiring Chilesat operations in 2003. The initial licenses have been modified over the years, extending the license areas of the local telephone service providers, mainly VTR (in Regions I, II, V and VIII) and Telefónica del Sur (in Regions VIII and IX). Apart from Telefónica CTC Chile, three other companies provide local telephone service in rural areas. Telefónica CTC Chile also competes with providers of private communications systems, particularly in areas of significant business activity.

     Broadband

     Broadband connections (ADSL, cable modem and Wireless Local Loop (WLL)) in Chile currently represent 82% of all Internet connections (broadband, narrowband and dedicated). Broadband penetration of total fixed lines in Chile has increased from 15% in 2004 to 22% at the end of 2005. Moreover, broadband connections grew to 739,000 connections by year-end 2005, posting a 46% increase, while dial-up access dropped by 46% to 165,000 connections. At December 2005, ADSL broadband connections represented 55% of the country’s total broadband use. Also during 2005, the deployment of Wi-Fi (Wireless Fidelity) continued, enabling cable-free high-speed Internet connections. At December 2005, there are an estimated 700 HotSpots installed throughout the country, making Chile the leading Latin American country in the deployment of this technology.

     There are six operators in the Chilean broadband market (broadband being defined as connections of 128 kbps or more) using the different technologies. One of the six operators provide broadband service utilizing cable modems (VTR that recently merged Metrópolis Intercom), four utilizing only ADSL technology (Telefónica CTC Chile, Telefónica del Sur, GTD and CMET) and one utilizing ADSL and WLL technology (Entel). The Company estimates that, as of December 31, 2005, its ADSL service (including direct sales and as a wholesale provider) accounted for approximately 43% of all broadband access over 128 kbps offered in Chile.

     Long Distance

     The LD telephony market in Chile maintains its trend toward decreased traffic, observed since 1999. Thus, annual domestic LD traffic decreased by 13.1% in 2005, while international LD traffic fell by 5.6% . These results are primarily due to the growth in mobile telephony and Internet communications.

     Although there are 39 operators authorized to offer LD services in the country, as of December 2005, only 26 offered the service and 15 of those companies accounted for approximately 99% of all LD traffic. Three of these companies, Telefónica Mundo, Entel and Telmex, operate their own LD networks. These three operators accounted for 96% of DLD traffic and 86% of the outgoing ILD traffic in 2005, according to Company estimates. The following companies are the other main operators which offer LD services in Chile under the Multicarrier System: Telefónica del Sur Carrier S.A., a subsidiary of Telefónica del Sur; Transam Comunicaciones S.A.; GTD Larga

Distancia S.A.; VTR Global Carrier S.A.; Micarrier Telecomunicaciones S.A., a subsidiary of Entel; Invercom; IFX Larga Distancia; ETSE Empresa de Transporte de Señales S.A.; New Wave; Sur Comunicaciones and Chile.com. In 2005, Telefónica Mundo + Globus’ market share represented approximately 46.2% of DLD voice traffic and 32.5% of outgoing ILD voice traffic, maintaining market leadership in DLD while holding the number-two position in ILD, according to Telefónica CTC Chile estimates.

     Corporate Customer Communications and Data

     An increase in competition was observed in the corporate communications and data transmission market in Chile because of the increased aggressiveness exhibited by operators. To remain competitive, operators are continuing to migrate their traditional services (ATM, Frame Relay and Datared) to IP networks and expand their services into Outsourcing of Information Technology Services. As of December 2005, there are eight operators in the country’s major cities and only three have national infrastructure coverage. Telefónica CTC Chile estimates that as of December 31, 2005 its share of the total revenues generated by the market for these services was approximately 43%.

     In 2005, Telefónica Empresas showed significant growth in the Hosting and Solutions and IP Services product lines. It also positioned itself as a major player in Electronic Billing services (approximately 30% of market share), as well as providing outsourcing solutions, data networking, and multicompany voice solutions for the financial sector. Moreover, the Company estimates that it had approximately 26% of the corporate market share for dedicated Internet access. In this market, the Company competes mainly with Entel, Telmex Chile (formerly AT&T Chile and Chilesat), Teleductos, Telsur, as well as other smaller competitors such as IFX Corporation, Equant Chile S.A. and Impsat.

     Security

     With a market share of 31%, Telemergencia is now the market’s second leading alarm monitoring company, behind ADT which has 41% of the market, according to Company’s estimates.

Mission and Corporate and Business Strategy

     Telefónica CTC Chile’s mission is to lead in the development and innovation of the Information Society in Chile, by creating solid bonds of trust and mutual benefit with its customers, employees, and shareholders, as well as with Chilean society at large. Telefónica CTC Chile is committed to extending the benefits of the Information Society to the entire nation, thus affirming its dedication to and responsibility for Chile’s development. Therefore, in 2005, the Company invested close to US$60 million to further advance this effort, toward the introduction and widespread availability of technologies such as broadband, Wi-Fi and IP infrastructure, among others. Telefónica CTC Chile has invested approximately US$250 million in these technologies since 1999 and US$1,048 million in the development of related infrastructure and services, which means approximately US$1,298 million in total.

     The Company recognizes customer satisfaction as the foundation for growth and for creating value for all interested parties. Therefore, the Company utilizes its technological innovations in communications solutions to enhance the lives of its customers and contribute to the well-being of Chilean society.

     Telefónica CTC Chile’s corporate and business strategy is focused on being the leader of the telecommunications market in Chile through:

  Leading the market in fixed telephony, broadband and corporate communications solutions. To do so, Telefónica CTC Chile delivers a service differentiated by customer type, allowing it to better quantify service needs and expectations. In this sense, the Company is in a process of strengthening its business areas in terms of innovation, marketing, sales and customer service by focusing on product quality, optimized response time and fulfillment of commitments.
  Obtaining operational profitability in line with market demands and focusing on a permanent innovation process and higher productivity.

  Targeting investments to primary business areas, with a strict focus on the most promising areas, and consolidating financial structure achievements in terms of debt ratios and interest coverage.

The strategic focuses by business area are as follows:

     Residential Communications

  Developing a broad offering of broadband access with ADSL technology and enhancing customer consumption and loyalty. TV services will be developed using this infrastructure, introducing the concept of interactive entertainment in Chile.
  Offering alternatives to the regulated plan for various customer segments through an offering of package services, to offset the slower growth of service and traffic on the fixed lines and to enhance the profitability of existing infrastructure.

     Small Business Communications

  Providing flexible solutions and integrated services satisfying the specific communication needs of small and medium-sized businesses, while differentiating ourselves through quality and service.
  Promoting mass use of broadband services and advanced communications solutions that increase productivity and enable access to international markets.

     Corporate Communications

  Reinforcing long-standing relationships with small and large corporations.
  Supporting our customers’ efforts to become more efficient and effective by offering integrated telecommunications solutions and solutions using integrated technologies.
  Offering technological differentiation through continuous improvement of our IP network and Telefónica Data Internet Centers.

     Wholesales

  Offering services as a wholesale provider for other telecom operators to optimize the use of available installed capacity including providing services such as interconnection services (access charges), rental capacity and use of the network, unbundling of network, domestic and international traffic transportation, and measured, billing and collecting services.

     Telefónica CTC Chile continued the “Customer Commitment Program,” an initiative coordinated among all Telefónica Group operators that is part of the Company’s effort to strengthen its position in the market. The goal of this plan, involving all Company employees and executives, is to make Telefónica CTC Chile a customer-focused company with a view to continuing on a path of sustainable, profitable growth. The primary goals of the program are:

  to increase customer satisfaction;
  to increase consumer base; and
  to grow revenues through sales.

     The program is based on three main principles: (i) a thorough understanding of the customer, (ii) reliable service execution, and (iii) consistency in business management. This is supported by solid training and talent development initiatives and a high internal commitment to the program.

Licenses and Tariffs

     Licenses

     Under Law No. 18,168 (as amended, and together with the regulations promulgated thereunder, the “Telecommunications Law”), companies must obtain licenses in order to provide the following telecommunications services:

  public telecommunications services (services provided to the public, such as local and mobile telephony, pay phones, data transmission, paging and trunking);
  intermediate telecommunications services (services provided to companies that are holders of telecommunications licenses, such as domestic and international long-distance services provided under the Multicarrier System); and
  broadcasting services, such as those provided by radio and television stations.

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

     Holders of local telephone service licenses are required to provide service to all parties located in the license area that have requested such service within two years of such request. In addition, license holders must provide service to all parties situated outside the license area who are willing to pay for the line extensions required to reach their location from the license holder’s facilities.

     The Telecommunications Law requires that holders of public telecommunications service licenses interconnect their networks to other networks providing the same type of service. This requirement is intended to ensure that subscribers and users of public services are able to communicate with each other, both inside the country and abroad. The same requirement applies to holders of intermediate service licenses for long-distance services, who are required to interconnect their networks to the local telephone network. The Chilean telecommunications authority, the Subsecretaría de Telecomunicaciones, (“Subtel”), sets the tariffs applicable to services provided through the interconnection of networks, in accordance with the procedures established in the Telecommunications Law. The structure, level and indexing of these interconnection rates are fixed by a tariff decree.

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

     The following table provides the breakdown of those products and services offered by Telefónica CTC Chile that, being regulated under the 2004-2009 tariff regime (Tariff Decree No. 169) or unregulated, require or do not require licenses.

Services Subject to Tariff Regulation	Activities Not Subject to Tariff Regulation

License Required(1)	License Required	License Not Required

Local telephone service	Domestic long-distance service	Sale of advertising in telephone
directories
Access charges and	International long-distance service	Direct marketing
interconnections
Public telephones	Mobile communications(2)	Sales and leasing of telephone and
facsimile equipment and private
exchanges (“PABX”)

Line connections	Public data transmission	Supplementary services
Unbundled network services(3)	Other Unbundled network	Broadband
services(3)
____________________________
(1)	All services subject to tariff regulation require licenses.

(2)	The interconnection fee for calls to the mobile networks is regulated under the CPP structure. See “—Licenses and Tariffs—Calling Party Pays Structure.” The mobile business was sold in July 2004.

(3)	Only the unbundling of the fixed network is regulated.

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
  Multicarrier Long-Distance Licenses. Under the Multicarrier System, Telefónica Mundo holds 30-year licenses, for a period beginning as of April 1993, to install and operate a nationwide fiber-optic network, a network of base stations and other transmission equipment, and to provide domestic and international long- distance services, including voice, data and image transmission, throughout Chile. Globus holds licenses for an indefinite term to provide domestic and international long-distance services through central switches and cable and fiber-optic networks nationwide.
  Public Service Data Transmission. In addition to the 30-year data transmission license previously mentioned, Telefónica CTC Chile, through Telefónica Empresas, holds, as of March 1987, nationwide public service data transmission licenses for an indefinite term.
  Public Service Mobile Telephony Licenses. Telefónica Móvil de Chile S.A. holds licenses with indefinite terms, beginning as of November 1989, to provide public service mobile telephony services throughout Chile in the 800 megahertz frequency range. In July 2002, Telefónica Móvil de Chile S.A. was assigned two 30-year 10 MHz licenses with nationwide coverage in the 1900 MHz frequency range. The sale of the Company’s mobile subsidiary, Telefónica Móvil de Chile S.A. in July, 2004, also included the licenses held for such service. See “Item 4. History and Development of the Company—Divestitures.”
  Limited Television License. The Company’s subsidiary Tecnonautica S.A. has a license to establish, operate, and use the 2.6 GHz bandwidth in Santiago, Chile, for an indefinite period. This license is authorized by Resolution No. 47 enacted on November 28, 1990 by the National Ministry of Television and amended by Resolution No. 1536 of 1994, and Resolution 1453 of 2002, both Subtel resolutions. Since December 2005, Telefónica CTC Chile, through Tecnonaútica S.A., holds a nationwide 10-year renewable license to provide limited satellite television service. Additionally, in January of 2006, Telefónica CTC Chile was assigned a limited television service license to provide the service nationwide, through the Company’s xDSL broadband network, for an indefinite period.

     Development of Other Telecommunications Projects in Chile

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
  Wireless Local Telephony. On October 1, 2004, Subtel announced a public bidding process for wireless local telephony licenses (3400 to 3700 MHz), which enable the transmission of voice, data and images. This frequency may be used for Wi-Fi and Wi-Max developments, among others. On November 30, 2004, Telmex filed a protection measure with the Santiago Court of Appeals against the Undersecretary of Telecommunications, for failing to recognize an alleged first option in the case of a tie in the bidding process. Additionally, on December 1, 2004, Entel filed an appeal with the Antitrust Authority (“Tribunal de Defensa de la Libre Competencia”) against the Undersecretary of Telecommunications, for excluding Entel from the bidding process since it already holds a license for 100 MHz in the 3400-3700 MHz frequency range. Under instruction from the Antitrust Authority, on December 14, 2004, Subtel temporarily suspended the public bidding process. On December 13, 2005, Subtel awarded the national license to Telmex Servicios Empresariales S.A. and ten regional licenses to VTR (regions I to IX and in the Metropolitan Area). The licenses for regions XI and XII were awarded to Telefónica CTC Chile. These companies have one year from the date of publication of the respective decree in the Official Gazette to begin their projects.

  In accordance with the procedures established by the Telecommunication Law, Telefónica CTC Chile formally rejected the licenses awarded to Telmex and VTR. These claims were, in turn, rejected by the Ministries. Subsequently, the Company appealed before the Court of Appeals. Additionally, the Company filed a claim to annul VTR’s preferential rights. The Company’s position is that illegalities occurred when the Undersecretary of Telecommunications recognized VTR’s preferential rights to accede a license. This recognition resulted in the assignment of the licenses to VTR, which prevented Telefónica CTC Chile from participating in the organized bidding process that took place when a technical tie occurred.

     The Tariff System

     Pursuant to the Telecommunications Law, prices for public telecommunications services and intermediary telecommunications services in Chile are not regulated unless the Antitrust Commission specifically rules that the conditions existing on the market are insufficient to ensure a free pricing system, in which case maximum tariffs for certain telecommunications services must be subject to tariff regulation. The Antitrust Commission may subject any telephony service to price regulation, except for mobile telephone services to the public which are expressly exempted under the Telecommunications Law. In addition, maximum prices for interconnection services (mainly inter-company access fees for network usage) are, as a matter of law, subject to tariff regulation and are set in accordance with procedures established by the Telecommunications Law.

     Also pursuant to the Telecommunications Law, once the Antitrust Commission has determined that tariff regulation is warranted, the structure, level and indexing of the maximum tariffs that may be charged for tariff-regulated services are fixed by a joint decree issued by the Ministry of Transport and Telecommunications and the Ministry of Economy, together the Ministries. These Ministries determine such maximum tariffs by applying to each regulated company an economic model based on the costs, efficiency and growth rates of a hypothetical company that provides only regulated services, and calculating a rate of return on such services in line with the hypothetical company’s market cost of capital. Telefónica CTC Chile’s actual rate of return, however, may vary from the predictions of the model. Each maximum tariff takes into account the relevant cost components associated with providing the regulated service, and is adjusted monthly in accordance with the tariff index (the “Tariff Index”), as contemplated in the tariff structure and described below. A distinct Tariff Index exists for each individual regulated service that reflects the different theoretical cost components associated with each such service.

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

     Regulatory Framework

     The first five-year tariff period commenced in 1989, at which time the Antitrust Commission determined that the conditions prevailing in the local, domestic long-distance and international long-distance markets did not guarantee free competition and therefore would be subject to regulation. However, according to Resolution No. 515, in April 1998 the Antitrust Commission determined that only local services, public telephone services and line connections offered by dominant companies would be subject to tariff regulation. In addition, Resolution No. 515 included the unbundled network services among the services subject to tariff regulation. As of December 31, 2005, 17 contracts, had been signed with eight companies for the provision of unbundled network services.

     On January 18, 2001, the Company estimated that market conditions had changed and consequently asked the Antitrust Commission to deregulate local telephone rates charged to the public, stating, in its opinion, that the then-existing market conditions had not yet warranted deregulation throughout the country. However, on July 11, 2001, by Resolution No. 611, the Antitrust Commission rejected the Company’s petition although, the Antitrust Commission asked the National Economic Attorney General’s Office to monitor the evolution of the market in order to detect changes as they occur that could lead to the deregulation of certain services in certain geographic areas. The Antitrust Commission also decided that Telefónica CTC Chile could request authorization to offer alternative tariff plans and request the authority to issue complementary resolutions to Tariff Decree No. 187, which would allow for differentiated rates within each tariff area. In accordance with this decision, in the second half of 2001, the Company submitted a proposal to Subtel for alternative tariff plans for different customer categories. In this regard, on May 24, 2002, Subtel approved the Company’s proposal to offer prepaid service for fixed line customers. Moreover, on August 24, 2002, the Ministries issued Decree No. 455, which approved a high usage plan oriented toward residential customers and a very high usage plan oriented toward corporate customers, which were based on a flat monthly fee.

     Tariff Structure for 1999-2004

     In April of 1998, the Antitrust Commission determined that Telefónica CTC Chile would be regulated as the dominant operator in all regions of Chile, except in Region X and Region XI and Easter Island. As determined by the Antitrust Commission, the dominant operator for Region X was Telefónica del Sur, for Region XI was Telcoy and for Easter Island was Entelphone. In this regard, Tariff Decree No. 187 was in effect since May 5, 1999 until May 5, 2004, setting maximum prices that the Company could charge for regulated services in those regions in which it was determined to be the dominant operator.

     Based on the Company’s estimates, the impact of the tariff structure defined by Tariff Decree No. 187 for the period of 1999–2004 resulted in a 24.7% decrease in annual revenue derived from regulated services per telephone line for the Company in the first year, taking into account tariff reductions in the fixed monthly charge, the variable charge per minute and local tranche and access charges, and assuming stable traffic per line. This decrease included an average reduction of 17.1% in revenues from subscribers (fixed charge and variable charge) and of 72.9% in revenues from access charges paid by interconnected companies, which were mainly long-distance carriers.

     Tariff Setting Process for Telefónica CTC Chile’s Services for 2004-2009: Tariff Decree No. 169

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

     Thus, on October 13, 2003 the Antitrust Commission issued Resolution No. 709, unanimously approving the Company’s September 1, 2003 request for local telephony services tariff flexibility and making it possible to offer alternative plans within a framework of conditions to be subsequently specified by the regulator. The Company requested that, by way of general framework governing implementation of such tariff flexibility, the regulators confirm the terms previously set forth by the Ministries as part of the process.

     On February 26, 2004 a rule of procedures regarding how the Company may offer alternative tariff plans was published in the Official Gazette. Some relevant aspects are that no previous authorization is required to offer these plans. Plans are not subject to maximum tariffs or predetermined structures and may include joint offers with other telecommunications and non-telecommunications services. As of December 31, 2005, the Company had launched more than 180 alternative plans under the new flexible tariff in local telephony services.

     Resolution No. 686 of May 2003, also defined the services subject to tariff regulation by the Ministries for the 2004–2009 tariff decree, which were substantially similar to the services regulated in Tariff Decree No. 187.

     In February 2005, Tariff Decree No. 169 was approved and published in the Official Gazette. Starting in May 2005 the Company began charging customers with the published rates retroactively from May 6, 2004, as required by the Telecommunications Law. The tariffs published on February 11, 2005, do not materially differ from those used to provision revenues from May 6, 2004 to December 31, 2004 in our consolidated financial statements. In addition to the new tariffs, Tariff Decree No. 169 also provides for seven tariff areas compared to four in the previous decree, three time slots (normal from 8:00 to 19:59 hrs.; reduced from 20:00 to 24:00 hrs.; and night from 0:00 to 8:00 hrs on weekdays) versus two in Tariff Decree No. 187, adjustments in the composition of the tariff indicator and a new prepaid tariff. The average variation in tariffs between Tariff Decree No. 169 and the existing Tariff Decree, based on 2003 traffic, is as follow:

Average Tariff Variation Between
Decree No. 169 and Decree No. 187(1)

Fixed Charge	+7.7%
Variable Charge—Measured Local Service (MLS)	-18.3%
Local Tranche (to Mobile and Rural operators)	+48.2%
Local Tranche (to Internet and 10X numbers)	+28.3%
Access Charge	+49.1%
______________________
(1)
Traffic is weighted according to 2003 Company traffic in the different time slots. 2003 was used as the reference year, because 2004 traffic was influenced by the impact of two different tariffs (under Tariff Decrees No. 187 and No. 169). Tariff Decree No. 169 also introduced a regulated prepaid tariff which amounted to Ch$150.48 in Chilean pesos as of Dec. 2002 (excluding VAT).

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

The following is the tariff index for Tariff Decree No. 169:

			Index of			Access
			wages and			charge
Index	WDGPI(1)	WIGPI(2)	salaries	CPI(3)	WPI(4)	index(5)

Fixed Charge	36%	21.3%	-	12.4%	30.3%	-
Variable Charge MLS	9.5%	34.0%	-	19.4%	26.3%	10.8%
____________________
(1)	WDGPI: Wholesaler domestic goods price index

(2)	WIGPI: Wholesaler imported goods price index (U.S. dollar component)

(3)	CPI: Consumer price index

(4)	WPI: Wholesaler price index

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

     On April 12, 2004, the Chilean General Comptroller approved the tariff decrees for mobile interconnection tariffs and interconnection facilities of the mobile telephony networks, applicable to the operators in this market for the 2004–2009 period, which were published in the Official Gazette on April 14, 2004. These decrees were applied retroactively to January 23, 2004 for mobile operators, except for Telefónica Móvil de Chile S.A. for which it is applied retroactively to February 12, 2004. The tariff decrees stipulates three time slots defined as “peak,” “reduced” and “night” and new per minute tariffs for the period. Tariffs implied a decline of 26.5% in the first year compared to the average tariff in Chilean pesos as of December 2002 with a subsequent 0.5% decrease per year thereafter. The new tariffs imply an average decrease of 27.4% for the period of 2004–2009 in comparison with the average tariff in Chilean pesos as of December 2002.

     In July 2004, the Company sold its mobile subsidiary and therefore is no longer regulated in this business. See “History and Development of the Company—Divestitures,” above.

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

     Upon exhausting the administrative recourses available to correct what the Company believes are illegal actions taken in the tariff-setting process discussed above, in March 2002, Telefónica CTC Chile filed a lawsuit for damages against the State of Chile. This legal action seeks damages in the amount of Ch$181,038 million (US$274 million, historical value as of the date of the lawsuit), plus adjustments and interests, covering past and prospective losses through May 2004 arising from errors incurred in Tariff Decree No. 187. Experts’ reports have been presented on various aspects of the case supporting the position held by Telefónica CTC Chile’s position. On March 29, 2005, the judge called the period of discussion and proof provision from the interested parties to a close, in order to issue a sentence in first instance. A variety of expert reports have been presented on various aspects of the case supporting the position held by Telefónica CTC Chile. The next phase in the process is the lower court’s decision, which had not been issued as of December 31, 2005. No assurance can be given as to the outcome or the timing of a final ruling.

     For further information regarding the lawsuit filed by the Company against the State of Chile, see “Item 8. Financial Information—Legal Proceedings.”

     RedVoiss Lawsuit

     On January 20, 2005, Telefónica CTC Chile rejected every aspect of the complaint filed by the IP telephony company RedVoiss before the National Attorney for Economic Matters, alleging attempts to hinder free competition and the development and growth of broadband, particularly broadband IP telephony, by contractually prohibiting the provision of telephone services through the Internet broadband service provided by Telefónica CTC Chile.

     Subsequently, RedVoiss filed a complaint before the Antitrust Commission based on the same allegations, and Telefónica CTC Chile answered, again along the same lines, on March 14, 2005. In addition, the Company filed a counterclaim action against RedVoiss for hindering free competition by providing telephone service without the license required by law.

     On August 16, 2005, Telefónica CTC Chile was notified of a complaint entered by the National Attorney for Economic Matters against the Company based on the same actions alleged by RedVoiss. In the complaint, the National Attorney for Economic Matters primarily asked the Antitrust Commission to find that Telefónca CTC Chile infringed on free competition by creating artificial barriers to entry for new competitors. In addition, the National Attorney for Economic Matters asked the Court to void the clause prohibiting voice over IP and further requested a yearly fine of 350 UTM (Chilean inflation-adjusted monetary unit, equivalent to Ch$31,571 at December 31, 2005) or any other amount deemed appropriate by the Commission. Lastly, the President of Chile was asked to examine the possibility of amending the current regulatory framework as needed. On September 2, 2005, Telefónica CTC Chile formally rejected all charges contained in the complaint filed by the National Attorney for Economic Matters.

     On October 4, 2005, the Antitrust Commission accepted the Company’s request to advance to the evidence stage of the proceedings, and the Commission subsequently commenced the process of receiving and examining evidence. On December 27, 2005, the parties involved presented technical and economic reports. During January, 2006, the Antitrust Commission received witness statement.

     Key Proposed Changes to the Regulatory Framework

     Public Inquiries on Regulations for Network Unbundling and IP Telephony Services

     In July and August 2004, Subtel initiated a process of public inquiries addressed to the main participants in the telecommunications industry in connection with their proposals regarding Network Unbundling and IP Telephony, respectively.

     The Network Unbundling proposal (which was presented at a new public inquiry in December 2004) defines the service and its operating conditions and includes new services which depart from those provided under Tariff Decree No. 169. Additionally, it creates new obligations for companies subject to network unbundling (obligation to invest, new client rights, differences in requirements based on technology type, among others). Furthermore, the new proposal creates a resale obligation for mobile operators and regulates resale conditions for wholesalers of alternative plans, which Telefónica CTC Chile offers.

     As a participant in the aforementioned public inquiries, the Company studied the proposal and submitted its opinion and legal objections. These include the fact that most of the provisions contained in the proposal are a matter of law and not of resolution, while other aspects of the proposal impair rights which are guaranteed by the Constitution.

     The proposal for IP Telephony defines a special type of telephony over broadband, which is provided over existing infrastructure and with lower regulatory requirements than traditional telephony. This discriminates against traditional local operators, which are subject to different conditions for the same service. The Company, along with other operators, presented its comments on, and legal objections to, the proposal, calling it, among other things, discriminatory and likely to inhibit investment in new infrastructure and broadband.

     As of March 31, 2006, Subtel has not ruled on the comments and legal objections made by the Company and the other companies, nor has it issued final regulations.

     New Universal Telephone Bill Format

     With Decree No. 510, the Ministry of Transportation and Telecommunications defined the minimum content and other features of the Universal Telephone Bill that came into effect in 2005. One of its most significant new features is a graph showing the customer’s monthly usage in the last six months. In addition, it provides a table showing the configuration of telephone line blocks.

     Change in the Numbering Plan

     By means of Exempt Resolution No. 1,120 dated September 28, 2005, Subtel added one more digit to the local numbering in Chile, establishing a period of 10 months to implement this change in the primary zones of Valparaiso and Concepción, and deferring it for the rest of the country.

Implementation of 105 Number Service for Complaints

     On June 5, 2005, Telefónica CTC Chile officially started operating the 105 number service for processing complaints as provided under Decree No. 590, published in December 2004, replacing the 107 number previously used by the Company. This service is provided nationwide and is free of charge.

Limited Television Service Permit

     Through Exempt Resolution No. 1,605 of December 23, 2005, Subtel issued a limited Satellite Television service permit to the Company’s subsidiary Tecnonaútica S.A. This permit complements the existing authorization to provide limited television service over XSDL broadband.

C. Organizational Structure

     Telefónica Internacional Chile owns 44.9% of all shares of Telefónica CTC Chile and is a 99.9% -owned subsidiary of Telefónica Chile Holding B.V., which in turn is an indirectly wholly owned subsidiary of Telefónica S.A. which is a Spanish telecommunications company, and is a public corporation listed on the Madrid, London, Paris, Frankfurt, Tokyo, New York, Lima, São Paulo and Buenos Aires stock exchanges. Telefónica S.A. also has ownership interests in the following companies that operate in the Chilean market: Atento Chile, Terra Network Chile S.A., Telefónica Móviles mAs Chile (T.mAS), Telefónica Publicidad e Información S.A. (TPI), Telefónica International Wholesale Services (TWIS or Emergia) and Telefónica Móviles Chile S.A. (Movistar).

Subsidiaries and Certain Affiliates of Telefónica CTC Chile

The following chart sets forth the organization of Telefónica CTC Chile’s subsidiaries and affiliates, all of which are Chilean corporations, except for TBS Celular Participaçoes S.A., which is a Brazilian corporation. Percentage ownership information is as of December 31, 2005.

     Telefónica CTC Chile operates the Company’s local telephone service activities, the Company’s core business area, Telefónica CTC Chile’s other business activities are managed through the following operating subsidiaries:(4)(5)

(1)	The remaining interest in these companies is also indirectly held by Telefónica CTC Chile.

(2)	Telefónica CTC Chile holds 28.84% of Atento Chile S.A. through the additional participation of its subsidiaries; Telefónica Mundo S.A. and Telefónica Empresas.

(3)	Compañía de Teléfonos de Chile-Transmisiones Regionales S.A. changed its name to Telefónica Mundo.

(4)	The Company’s subsidiary, Empresa de Tarjetas Inteligentes S.A., was dissolved by agreement reached in an extraordinary shareholders’ meeting. During September 2005, the Chilean Internal Revenue Service authorized the closing of this subsidiary

(5)	Changes after December 31, 2005:

–
Compañía de Telecomunicaciones de Chile S.A. is in the process of restructuring its organizational structure, with the goal of reducing costs and simplifing the Company’s management. In January 2006, the indirect subsidiaries, Telefónica Internet Empresas S.A. and Tecnonaútica S.A. have become subsidiaries of Telefónica CTC Chile. Additionally, on February 28, 2006, Compañía de Telecomunicaciones de Chile S.A. acquired the remainder of Compañía de Telecomunicaciones de Chile Equipos y Servicios S.A. and dissolved this subsidiary. As a result, assets and liabilities of the subsidiary Compañía de Telecomunicaciones de Chile Equipos y Servicios S.A. were transferred to the parent company, which will be the continuing legal entity. Additionally, at Telefonica Mundo’s extraordinary shareholders’ meeting held on April 19, 2006, the merger of Globus S.A. into Telefonica Mundo S.A. and the name change to Telefonica Larga Distancia S.A. was approved.

Subsidiaries and Related Companies

Telefónica Mundo and Globus

     Telefónica Mundo S.A. (“Telefónica Mundo”) a subsidiary formed in 1989 and Globus 120 S.A. (“Globus”) acquired in 1998 are the Company’s domestic and international long-distance subsidiary carriers, respectively. See “—Business Overview—Licenses and Tariffs—The Tariff System—Multicarrier System” and “—Business Overview—Licenses and Tariffs—Licenses.”

     The Government granted Telefónica Mundo licenses to provide domestic and international long-distance services with its own equipment effective August 27, 1994.

     On October 14, 1998, Telefónica CTC Chile completed its acquisition of 99.9% of the equity securities of VTR Larga Distancia, a telecommunications company offering data transmission and domestic and international long-distance services throughout Chile. The long-distance business of VTR Larga Distancia was transferred to a newly created Company long-distance subsidiary, Globus, and the data transmission business of VTR Larga Distancia was later absorbed by Telefónica Empresas, the subsidiary which largely forms the Company’s Corporate Customers Communications and Data business area.

     Telefónica Mundo currently operates the most extensive fiber-optic network in the country, stretching from Region I (the Peruvian border) to Region X (Puerto Montt), including connections to Perú and Argentina. Telefónica Mundo also operates digital satellite and microwave links in areas not covered by the fiber-optic network. In addition, Telefónica Mundo participates actively in the development and use of submarine fiber-optic networks such as Unisur, Americas I, Americas II, Atlantis II, Columbus II, Panamericano, Maya I, TPC-5, Pencan 5, Taino Caribe, Sea Me We and SAM-1 (Emergia), and in the Hispasat, Intelsat, Nahuelsat and Panamsat satellite systems.

     On March 30, 2006, the Board of Directors of the subsidiaries Telefonica Mundo S.A. and Globus S.A. agreed to propose, at the extraordinary shareholders meeting, the merger of Globus S.A. into Telefonica Mundo S.A., and change its name to Telefonica Larga Distancia S.A. The extraordinary shareholders’ meeting is scheduled to be held on April 19, 2006.

     Telefónica Empresas

     In 1992, Telefónica Empresas CTC Chile S.A. (“Telefónica Empresas”) began operating Telefónica CTC Chile’s private telecommunications services (including data transmission, and sale and rental of networks and equipment) and managing the Company’s large business and institutional customer accounts.

CTC-Equipos

     As of February 28, 2006, Compañía de Telecomunicaciones de Chile Equipos y Servicios S.A. (“CTC-Equipos”) was dissolved by transferring its assets and liabilities to Compañía de Telecomunicaciones de Chile S.A. that will be its continuing legal entity. CTC-Equipos operated Telefónica CTC Chile’s public and rural telephone operations and provided home telephone installations, mainly for residential customers.

     t-gestiona

     On August 1, 2001, Telefónica Gestión de Servicios Compartidos Chile S.A. (“t-gestiona”) began operations. This subsidiary is responsible for the provision of support services to other business areas of the Company, including: logistics delivery, e-learning, fund management, insurance, collection, personnel, tax, real estate administration and general services.

     Atento Chile

     Atento Chile S.A. (“Atento Chile”) was created on May 5, 1999. Currently Telefonica CTC Chile holds 28.84% (27.41% directly and 1.43% indirectly) of this affiliate, which operates an integrated global call-center business platform among its members. Atento Chile offers Telefónica CTC Chile directory assistance, technical assistance and customer complaint management, as well as general commercial and sales information.

     Telemergencia

     Telefónica Asistencia y Seguridad S.A. (“Telemergencia”) was created in 2001 to offer security services through alarm monitoring systems connected to the phone line, as well as home assistance services. Currently, Telefónica CTC Chile holds 99.9% of the equities securities of this subsidiary.

     Fundación Telefónica

     Fundación Telefónica Chile (“Fundación Telefónica”) has existed since 1999 when it was created to contribute to the improvement of living conditions for the most vulnerable social groups, encouraging the development of education and equal opportunity by applying new information technologies to the learning process. The equity interest of Telefónica CTC Chile in this subsidiary amounts to 50.0% .

     TBS Celular

     The primary purpose and activity of TBS Celular Participacoes S.A. (“TBS Celular”) is to hold the shares of Compañía Riograndense de Telecomunicaciones (CRT) acquired through an international bidding process conducted pursuant to Edital COD 04/96, or any other shares that may be offered in the future. In addition, TBS Celular performs any and all activities pertaining to the management of CRT, as well as to acquire an interest as a partner or shareholder in other companies in connection with its primary activities. The ownership interest of Telefónica CTC Chile in this company is 2.61% .

     In February 2006, CRT merged with Vivo Participações S.A. (formerly Telesp Celular Participações S.A.), therefore Telefónica Chile now indirectly holds a 0.124% of Vivo Participações S.A. through TBS Celular.

D. Property, Plant and Equipment

     The principal plant and equipment of the Company consists of outside plant and switching equipment and operating units that are located throughout the country. Furthermore, an extensive network consisting of 635 central switches linked by 57,552 kilometers of copper cabling and 5,746 kilometers of local fiber optic, which imply 3.0 million of lines, are installed, of which 2.4 million lines are in service. Additionally, Telefónica CTC Chile’s long distance subsidiary currently owns the longest LD fiber-optic network in the country (4,200 kilometers), which includes connections to Peru and Argentina. The Company’s land and buildings principally consist of its telephone exchanges and other technical, administrative and commercial properties. As of December 31, 2005, the Company’s telephone plants and equipment represented 86.8% of its gross fixed assets (including depreciation); construction in progress represented 1.7%, land and buildings represented 6.0%, and furniture, office equipment and other assets represented 5.5% .

     Substantially all of Telefónica CTC Chile’s telephone exchanges are situated within buildings owned by the Company. Telefónica CTC Chile also owns its corporate headquarters located at Avenida Providencia 111 in Santiago. This building, which houses the Company’s principal offices, was completed in October 1996 and currently provides office space for the majority of the administrative and technical staff of Telefónica CTC Chile and its subsidiaries. The assets of Telefónica CTC Chile and its subsidiaries are insured, subject to standard deductibles and other terms and conditions, for all events of physical damage and loss of revenue resulting from service outages. As of December 31, 2005, the value of the assets and operating revenue insured totaled approximately Ch$1,253,304 million (US$2,437 million), which consisted of Ch$858,078 million (US$1,668 million) in insured assets and Ch$395,226 million (US$768 million) in insured revenues.

ITEM 4A. UNRESOLVED STAFF COMMENTS

     We do not have any unresolved staff comments.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

     The information in this Item 5 should be read in conjunction with the Company’s Audited Consolidated Financial Statements and the notes thereto included elsewhere in this Annual Report. The Audited Consolidated Financial Statements have been prepared in accordance with Chilean GAAP, which differs in some significant respects from U.S. GAAP. See Note 37 of the Company’s Audited Consolidated Financial Statements for a description of the main differences between Chilean GAAP and U.S. GAAP and a reconciliation to U.S. GAAP of net income and total shareholders’ equity.

Overview

     Telefónica CTC Chile is the largest local telephony operator in Chile, with a market share of 71% (according to Company estimates), as of December 31, 2005. The Company provides a broad range of telecommunications services throughout Chile, including local telephone service, domestic and international long-distance service, data transmission, broadband access and services, dedicated lines, terminal equipment sales and leasing, public telephone service, interconnection services, certain value-added services, Internet access for corporate customers and mobile communications services until June 30, 2004, when the mobile subsidiary was sold in July 2004. The key performance indicators for each of these services are described in detail in “Item 4. Information on the Company—Business Overview— Products and Services.”

     Several of the factors described below have been particularly significant in the recent years and are expected to continue to influence our financial results in the future. See also “D. Trend Information.” The most significant factors that influence our financial results are as follows:

     Regulation

     The Company’s results from operations are significantly affected by the regulatory regime to which it is subject. In particular, the maximum rates and fees that the Company can charge for certain local telephony services, which together accounted for 47% of the Company’s operating revenues in 2005 are set by tariff, and this tariff does not equally apply to other local telephony operators, mobile phone service providers and cable telephony operators with which the Company competes.

     On May 4, 2004, a new Tariff Decree No. 169 for the period between May 6, 2004 and May 6, 2009 was issued by Subtel. This Tariff Decree was ratified and published in the Official Gazette on February 11, 2005. The maximum rates applicable under the new tariffs principally affect revenues from local telephone services, public telephone service “payphones,” fixed-line connections and other services associated with local telephone service. The application of the local telephone tariffs, defined by Tariff Decree No. 169 for the period 2004–2009, resulted in a minor impact in the 2004 and 2005 financial statements of Telefónica CTC Chile. In contrast, the introduction of Tariff Decree No. 187 in May 1999 resulted in a reduction of approximately 25% in regulated revenues per line in the first year. See “Item 4. Information on the Company—Business Overview—Licenses and Tariffs—The Tariff System.”

     In February 2004, Telefónica CTC Chile was authorized to offer alternative tariff plans to the regulated plan consisting of a fixed charge plus variable charge. This new regulatory rule allowed the Company to offer alternatives to the regulated plan without previous authorization by the Regulator and compete by adapting to customers’ needs. These plans are not subject to maximum tariffs or predetermined structures and may include joint offers with other services. At December 31, 2005, 607,525 lines have been signed up for flexible tariff plans, representing 24.9% of the Company’s total lines in service and thus significantly contributing to the growth of the fixed-line market. Revenues from the new flexible plans represent 7.9% of consolidated revenues. Although the effective rates charged for flexible tariff plans are less than those charged in traditional plans, these types of products still allow the Company to use the available capacity of the network to be more competitive. See “Item 4. Information on the Company—Business Overview— Products and Services.”

     Sale of the mobile telephone business

     Results of operations for the year ended December 31, 2004 reflect the effects of the sale of our subsidiary Telefónica Móvil de Chile S.A. in July 2004, which produced a gain of approximately Ch$314,467 million. As of July 2004, the Company no longer consolidated the mobile operations.

     In July 2004, the Company sold 100% of its mobile subsidiary, Telefonica Móvil de Chile, to the Spanish company TEM (related to the Company’s controlling shareholder, Telefonica S.A.) for US$1,058 million (historic value), equivalent to Ch$736,325 million (historic value), and TEM assumed Ch$168,000 million (US$263 million) (historic value) of the existing debt of Telefónica Móvil de Chile S.A. with Telefónica CTC Chile. As result of this divestiture the Company recorded an after-tax profit of Ch$303,540 million (historic value). Additionally, as part of the transaction the Company paid on August 31, 2004 an extraordinary gross dividend of Ch$394 per share (US$2.5074 per ADR) (historic value) charged against accumulated retained earnings and a gross interim dividend of Ch$131 per share (US$0.835808 per ADR) (historic value) with a charge to net income. The total amount paid in connection with both dividends was approximately US$800 million (historic value). Telefónica Móvil de Chile S.A. accounted for 29.2% of our operating revenues in 2003 and 32.1% of our operating revenues during the first six months of 2004.

     The sale agreement restricts the Company from participating in the mobile telephony business for a period of two years from the date of the sale. Additionally, as part of the sale of Telefónica Móvil de Chile S.A. the Company reached agreements with creditors regarding the following obligations:

(i)	Syndicated and bilateral loans totaling US$647 million that imposed a limit on the sale of assets equal to or above 5% of the Company’s consolidated assets. The Company obtained waivers of this limit from 28 national and international banks.

(ii)	Series F local bonds for a total of US$23 million that contained a prohibition on the sale of such assets equal to 20% or more of total assets. The terms of the bonds were modified with 84.5% approval from the bondholders.

     TV Project

     To strengthen the Company’s leadership and broadband growth, during 2006 Telefonica CTC Chile will develop a new TV project to offer TV over broadband and over other technologies to its different client segments. This product will allow the Company to strengthen client loyalty and earn new customers using the current infrastructure, increasing the revenue per client. The required capital expenditure for this project will be between US$200 and US$250 million over a four-year period (2006–2009).

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

     Property, Plant and Equipment. The Company believes that the accounting estimates related to the establishment of the depreciable lives of assets is a “critical accounting estimate” because it requires management to make assumptions about technology evolution and competitive uses of assets. Management’s assumptions about technology and its future development require significant judgment because the timing and impacts of technological advances are difficult to predict. For a description of our principal assets and what their depreciable life is, see Note 2 (n) of our Audited Consolidated Financial Statements included herein. Depreciation represented 38.6%; 37.8% and 39.8% of total operating costs and expenses for the years 2003, 2004 and 2005, respectively.

     Impairment of Long-lived Assets. We evaluate finite-lived assets we hold and use for impairment when there are changes in circumstances which indicate that the carrying amount of the assets may not be recoverable. Recoverability of assets to be held and used is measured under Chilean GAAP by comparison of the carrying amount of an asset to its recoverable amount, calculated as discounted future net cash flows expected to result from the use of the asset and eventual disposition. Should a comparison of undiscounted cash flows versus book value indicate inability to recover the asset’s book value, the measurement of the impairment would be performed as described above. The most significant estimates made in determining discounted future net cash flow include the selection of the appropriate discount rates and the number of years on which to base the cash flow projection, as well as historical results adjusted for anticipated operating conditions.

     The number of years included in the discounted cash flows is, in our opinion, subject to various factors which may differ from experience due to the rapid changes in technology in our industry. The factors which we take into consideration when establishing these lives are:

  foreseeable technology and business strategy changes; and
  tariff regulatory actions which may affect determination of the useful lives.

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

     Impairment of Goodwill. Goodwill includes the cost of acquired subsidiaries in excess of the book value of the net assets recorded in connection with acquisitions. Accounting for goodwill requires management’s estimate regarding the amortization period and the recoverability of the carrying value of goodwill. As prescribed under Chilean GAAP, there is a maximum amortization period of 20 years. Factors that are considered in estimating the useful life of goodwill include:

  the foreseeable life of the business;
  expected actions by competitors and potential competitors; and
  legal, regulatory, or contractual provisions affecting the useful life.

     Under Chilean GAAP, we would test goodwill for impairment using the same methodology described above for long-lived assets in estimating the future net cash flows made by management. These include the determination of the projected sales growth and projected amounts for capital expenditures. In making these assumptions, we consider historical results adjusted to reflect current and anticipated operating conditions. Because a change in these assumptions can result in a significant change in the recorded amount of goodwill, we believe the accounting for goodwill is one of our critical accounting policies. The mobile subsidiary Telefónica Móvil de Chile S.A was sold on July 2004 and its goodwill was removed from our books. Since that date goodwill amortizations no longer represent a material effect on results.

     The Company has evaluated the recoverability of its recorded goodwill in accordance with Technical Bulletin No. 56 and No. 72, based on the fair values of the assets and liabilities acquired, any excess of the purchase of assets and the liabilities assumed will be allocated to goodwill. As of December 31, 2004 and 2005, there were no indicators of an impairment of goodwill.

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

     The allowance for doubtful accounts was Ch$97,587 million, Ch$90,461 million, and Ch$63,278 million as of December 31, 2003, 2004 and 2005, respectively.

     Severance Indemnity. We sponsor a severance indemnity plan for employees which is treated, for accounting purposes, as a defined benefit plan. The defined benefit pension plan pays benefits to employees at retirement using formulas based on participants’ years of service and compensation. These obligations are recorded at the present value of the liability determined using an annual discount rate of 7% considering the projected service periods of the employee determined on the basis of actuarial assumptions, at each year-end based on the current salary. We fund these plans as claims are incurred.

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

In the year 2005, changes to the underlying assumptions were implemented in the determination of the projected benefit obligation based on actuarial valuation. The effects of this change are described in note 3 to the “financial statements”.

     Access costs. Access costs are costs incurred for transmission of voice and data over other carriers’ networks. These costs consist of both fixed payments and variable amounts based on actual usage and negotiated or regulated contract rates. We expense access costs as incurred. Accordingly, at each balance sheet date, we record our best estimate of the access costs incurred but not yet billed based on internal usage reports. Once we receive an invoice from a carrier, a process of reconciling that carrier’s invoice to our internal usage reports begins. In certain cases, this reconciliation process can take several months to complete. Once the reconciliation is complete, we agree with the carrier on the final amount due. In most cases, this process does not result in significant adjustments to our estimates. Accordingly, at each balance sheet date, we accrue access costs for estimated expenses that have not yet been billed by other carriers and for amounts for which the reconciliation of the carriers’ invoices to our internal usage reports has not been completed. Because of the significance of access costs, the complexity of the systems that capture usage information and the number of different negotiated and regulated rates, we believe that the estimation of access cost accruals is a critical accounting policy.

Derivatives. The Company’s financial derivative instruments are primarily foreign currency forward exchange contracts to purchase US dollars and cross country interest rate swaps. The Company records these financial derivative contracts at fair value. Estimates of fair values of financial instruments for which no quoted prices or secondary market exists have been made using valuation techniques such as forward pricing models, present value of estimated future cash flows, and other modeling techniques. These estimates of fair value include assumptions made by the Company about market variables that may change in the future. Changes in assumptions could have a significant impact on the estimate of fair values disclosed. The net asset (liability) recorded under Chilean GAAP related to financial derivative instruments was Ch$(38,411) million and Ch$ (32,279) million as of December 31, 2004 and 2005, respectively.

Income and Deferred Taxes. In accordance with Chilean law, the Company and each of its subsidiaries compute and pay taxes on a separate basis. We estimate our actual current tax exposure while assessing temporary differences resulting from differing treatment of items, such as depreciation, for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are included within our consolidated balance sheet. As a transitional provision under Chilean GAAP, we recorded a contra asset or liability offsetting the effects of the deferred tax assets and liabilities not recorded prior to January 1, 2000. Such contra asset or liability amounts must be amortized to income over the estimated average reversal periods corresponding to the underlying temporary differences to which the deferred tax asset or liability relates, calculated using the tax rates in effect at the time of reversal. We then assess the likelihood that our deferred tax assets will be recovered from future taxable income and to the extent we believe that recovery is unlikely, we establish a valuation allowance. In order for us to estimate the realizable value of deferred tax assets and the average reversal periods of contra assets or liabilities, we must make assumptions about future events that are highly uncertain at the time of estimation. For example, we make estimates of future earnings, including estimates of future interest rates, exchange rates, and cost trends. Revisions to the estimated realizable value of deferred tax assets or estimated average reversal periods of contra assets or liabilities could cause our provision for income taxes to vary significantly from period to period.

The net deferred tax liability was Ch$ 31,288 million, Ch$ 43,268 million, and Ch$ 46,677 million as of December 31, 2003, 2004 and 2005, respectively.

     For a description of significant differences between Chilean GAAP and US GAAP, please see Item 18. Financial Statements – Note 37 – Differences Between Chilean And United States Genarally Accepted Accounting Principles.

A. Operating Results

     Figures from previous years in the following discussion are adjusted for general price-level changes and expressed in millions of constant Chilean pesos as of December 31, 2005.

Net Income and Operating Revenues for 2003, 2004 and 2005.

     The following table presents historical information regarding the contribution, by amount and as a percentage of total operating revenues, of each of the Company’s business segments to the Company’s total operating revenues during the periods indicated below, calculated in accordance with Chilean GAAP.

     Operating Revenues

	Year ended December 31,

	2003		2004		2005

	Revenues	% of Total Operating Revenues	Revenues	% of Total Operating Revenues	Revenues	% of Total Operating Revenues

	(in millions of constant Ch$ as of December 31, 2005, except percentage amounts)
Fixed Telecommunications	455,580	52.8%	437,423	60.1%	441,476	76.0%
Basic Telephony	346,871	40.2%	310,645	42.7%	294,284	50.7%
Telephone line service fee	161,560	18.7%	152,089	20.9%	123,539	21.3%
Variable charge	152,543	17.7%	122,449	16.8%	96,908	16.7%
Connections and other installations	5,970	0.7%	4,036	0.6%	3,280	0.6%
Plans of minutes (tariff flexibility)(1)	0	0.0%	9,005	1.2%	45,727	7.9%
Value-added services	19,252	2.2%	17,702	2.4%	19,475	3.4%
Other basic telephony revenues	7,546	0.9%	5,364	0.7%	5,355	0.9%
Broadband	13,976	1.6%	26,068	3.6%	42,901	7.4%
Access charges and Interconnections	27,217	3.2%	32,724	4.5%	44,004	7.6%
Domestic long-distance	9,309	1.1%	10,485	1.4%	10,344	1.8%
International long-distance	2,851	0.3%	2,908	0.4%	2,371	0.4%
Other interconnection services	15,056	1.7%	19,331	2.7%	31,289	5.4%
Other Fixed Telecommunications
businesses	67,516	7.8%	67,984	9.3%	60,287	10.4%
Directory Advertising	5,714	0.7%	6,093	0.8%	5,369	0.9%
ISP-switched and dedicated	2,779	0.3%	3,230	0.4%	2,530	0.4%
Security services (Telemergencia)	5,055	0.6%	6,921	1.0%	8,081	1.4%
Public telephones	11,767	1.4%	11,228	1.5%	9,819	1.7%
Interior installations	32,852	3.8%	32,401	4.4%	30,687	5.3%
Equipment marketing	9,351	1.1%	8,111	1.1%	3,801	0.7%
Long-Distance(2)	65,471	7.6%	63,806	8.8%	57,972	10.0%
Corporate Communications Customer	83,606	9.7%	85,890	11.8%	78,214	13.5%
Other Businesses(3)	6,111	0.7%	4,086	0.6%	3,048	0.5%
Mobile Communications(4)	252,333	29.2%	136,974	18.8%	-	0%
Total Operating Revenues	863,102	100.0%	728,179	100.0%	580,710	100.0%
___________________________
(1)
Beginning in February 2004, the Company was allowed to offer different plans for fixed telephony as alternatives to the regulated plan. See “Item 4. Information on the Company—Business Overview—Licenses and Tariffs.”

(2)	Revenues from long-distance service include revenues from long-distance traffic and the rental of the long-distance network to other telecommunications operators.

(3)	Revenues from other businesses include revenues from Tecnonáutica, t-gestiona and Istel (Company’s health insurance company for its employees) which was sold in September 2003, among others.

(4)
On July 23, 2004, Telefónica CTC Chile sold to TEM 100% of the Company’s subsidiary, Telefónica Móvil de Chile S.A. The transaction was approved by shareholders in an extraordinary shareholders’ meeting held on July 15, 2004.

Results of Operations for the Year Ended December 31, 2005 Compared to the Year Ended December 31, 2004

     Results of operations for the year ended December 31, 2004, reflect the effects of the sale of our subsidiary Telefónica Móvil de Chile S.A. in July 2004, which produced a gain of approximately Ch$314,467 million. As of July 2004, the Company no longer consolidated the mobile operations. In order to assist the reader in understanding the effect of after the sale of the mobile subsidiary on our reported results the following table shows operating results of the Company excluding the mobile operations.

	2003(1) (excluding mobile operations)	2004(1) (excluding mobile operations)	2005	04/03 Variation	05/04 Variation

Operating Revenues excluding mobile operations	622,032	597,250	580,710	-4.0%	-2.9%
Operating Expenses and	(513,878)	(490,938)	(493,614)	-4.5%	0.6%
Administrative and Selling Expenses
Operating Income excluding mobile operations	108,154	106,312	87,096	-1.7%	-18.1%

Operating Revenues from mobile operation	241,070	130,929	-
Operating Expenses from mobile operation	(226,726)	(134,538)	-
Operating Income	122,498	102,703	87,096	-16.2%	-15.2%
___________

(1) The subsidiary Telefónica Móvil de Chile was sold in July 2004, thus year 2004 only includes 6 months of results for the mobile business. We believe that consideration of operating revenues and costs excluding mobile operations is important to an understanding of our operations because we sold our mobile subsidiary in July 2004 and as a result 2005 revenues and operating costs are not comparable to those including mobile operations in 2003 and 2004.

     Operating Revenues

     Operating revenues decreased by 20.3% to Ch$580.710 million (US$1,133.1 million) in 2005 from Ch$728,179 million in 2004. The decrease in revenues is mainly explained by the deconsolidation of Telefónica Móvil de Chile S.A. in July 2004. On July 23, 2004, the Company sold 100% of the shares of its mobile subsidiary, Telefónica Móvil de Chile S.A to TEM. Consequently, as of July 1, 2004, the Company no longer consolidated the mobile revenues in its operating activities. Excluding revenues of the mobile business in year 2004, total consolidated revenues would have decreased 2.9% mainly because of a 5.3% decrease in revenues from the fixed telecommunications business, explained by a drop in revenues from basic telephony, compensated in part by increases in revenues from broadband and access charges, as explained below.

     Revenues from Fixed Telecommunications Services

     Fixed telecommunications revenues, which accounted for 76.0% of the Company’s operating revenues in 2005, increased by 0.9% to Ch$441,476 million (US$861.4 million) compared to Ch$437,423 in 2004. The fixed telecommunications business segment includes revenues from (i) basic telephony that consists of traditional telephone service, (ii) broadband services, (iii) access charges and interconnections and (iv) other fixed telecommunications business (which includes directory advertising, ISP for companies and small and medium businesses, security services such as alarm monitoring through fixed lines, public telephones and interior installations and equipment sales and rental).

     Basic Telephony. Revenues from basic telephony represented 66.7% of all revenues from fixed telecommunications services in 2005, which includes telephone line service fees (fixed monthly charges), variable charges, connections and other installations, plans of minutes associated to tariff flexibility and certain value-added services, among others. Basic telephony revenues decreased 5.3% in 2005 to Ch$294,284 million (US$574.2 million) from Ch$310,645 million in 2004, mainly explained by a (i) 18.8% decrease in revenues from fixed monthly charges to Ch$123,539 million (US$241.1 million) in 2005 from Ch$152,089 million in 2004, mainly because of a decrease in the number of lines that are charged fixed monthly and variable charges, as part of those with traditional lines (subject to tariff regulation) have migrated to flexible plans such as “minute plans” and “prepaid plans,” which do not charge a monthly telephone line service fee (fixed charge), which offset the 7.7% average increase in rates applied since May 2004, in accordance to the new Tariff Decree No. 169. See “Item 4. Information on the Company—Business Overview—Licenses and Tariffs—The Tariff System”; and (ii) a 20.9% decrease in revenues from variable charges to Ch$96,908 million (US$189.1 million) in 2005 from Ch$122,449 million in 2004, as a result of a 12.7% decrease in local traffic, the migration of traditional clients to flexible plans and the 18.3% average rates decrease applied since May 2004, in accordance with new Tariff Decree No. 169.

     Additionally, basic telephony revenues were impacted by an 18.7% decrease in revenues from installations and connections, to Ch$3,280 million (US$6.4 million) in 2005 from Ch$4,036 million in 2004, principally because of a 26.4% drop in other installations, such as replacement of lines and charges for transferring and moving fixed lines, of Ch$1,804 million (US$3.5 million) in 2005 from Ch$2,452 million in 2004. The aforementioned were partially offset by a 10% increase in value added services to Ch$19,475 (US$38 million) in 2005 from Ch$17,702 million in 2004. Similarly, the implementation of minute plans allowed by new tariff flexibility, generated revenues in the amount of Ch$45,727 million (US$89.2 million). See “Item 4. Information on the Company—Business Overview—Licenses and Tariffs—The Tariff System.” As part of those with traditional lines (subject to tariff regulation) have migrated to flexible plans, revenues from fixed monthly charge, variable charge and flexible plans together decreased 5.1% because of the lower average traffic per line. As of December 31, 2005 average lines in service increased 1.9% as compared to year 2004.

     Other basic telephony revenues include revenues from, among other things, operator services and rural telephony and dedicated lines for the Internet. These revenues decreased slightly 0.2% in 2005 to Ch$5,355 million (US$10.4 million) as compared to Ch$5,364 million in 2004.

     Broadband Services. Broadband revenues represented 9.7% of all revenues from fixed telecommunications services in 2005, and include revenues from broadband Internet access provided by the Company through ADSL to residential, small and medium-sized companies and to corporate customers. Broadband revenues grew 64.6% to Ch$42,901 million (US$83.7 million) in 2005 as compared to Ch$26,068 million in 2004, owing to a 56.5% increase in ADSL connections in the year. As of December 31, 2005, the number of broadband connections totaled 314,177.

     Access charges and interconnection. Access charges and interconnection include revenues from interconnection charges generated by long-distance carriers, as well as those paid by other telecommunications operators that use Telefónica CTC Chile’s network and additionally data-processing services such as metering, rating, billing and collections offered to long-distance operators. Access charges and interconnection revenues increased by 34.5% to Ch$44,004 million (US$85.9 million) in 2005 from Ch$32,724 million in 2004. In spite of a decrease of 1.3% and 18.5% in domestic long-distance and international long-distance access charges revenues, respectively, mainly explained by a 23.5% decrease in access charges traffic, other interconnection services increased 61.9% mainly owing to a 38% increase in revenues from mobile to fixed-access charges from Ch$5,714 million in 2004 to Ch$7,862 million in 2005 (US$15.3 million). This increase in mobile to fixed access charges was associated with higher mobile penetration in Chile, which reached 69 lines per 100 inhabitants as of December 31, 2005, and that since July 2004 the Company began recognizing revenues from access charges and rental capacity from the former mobile subsidiary Telefonica Móvil de Chile S.A. Prior to the sale of the mobile subsidiary in July 2004, such revenues were accounted for as intercompany transactions and eliminated in consolidation. Revenues from unbundled services and other services provided to other telecom operators increased from Ch$1,354 million in 2004 to Ch$2,262 million (US$4.4 million) in 2005. The application of the new tariff decree since May 2004 had a positive effect in access charge revenues since the average access charge rate increased 49.1%, see “Item 4. Information on the Company—Business Overview—Licenses and Tariffs—The Tariff System.”

     Other fixed telecommunications business. Other fixed telecommunications business revenues represented 13.7% of all revenues from fixed telecommunications services in 2005, which includes revenues generated by the Company’s contract with Publiguías. Pursuant to the agreement, Telefónica CTC Chile receives a percentage of the revenues generated by the sale of advertisements in the Yellow Pages and the White Pages, published by Publiguías, revenues from Internet access provided by the subsidiary Telefónica Internet Empresas (TIE) to switched and dedicated customers, revenues originated in the subsidiary Telemergencia (home security services), revenues from public telephones, interior installations and terminal equipment marketing that includes the sale and leasing of telecommunications equipment such as, among other things, telephones, facsimiles and multiple lines. These revenues decreased by 11.3% in 2005 to Ch$60,287 million (US$117.6 million) as compared to Ch$67,984 million in 2004. This is mainly due to a 53.1% decrease in equipment marketing explained by lower sales of telecommunications equipment and PABX; (ii) a 5.3% decrease in revenues from interior installation; and (iii) a 12.5% decrease in public telephones due to a 24.6% decrease in traffic and a 15.0% decrease in average number of public telephones. These decreases were partly offset by a 16.8% increase in revenues of home security services.

     Revenues from Long-Distance Services

     Revenues from the long-distance business segment, which accounted for 10.0% of total revenues in 2005, decreased by 9.1% to Ch$57,972 million (US$113.1 million) compared to Ch$63,806 million in 2004. Long-

distance revenues include revenues from domestic and international long-distance traffic carried by the Company, as well as revenues from the rental of the Company’s long-distance network to other telecom operators. The decrease in long-distance revenues was mainly attributable to a 21.5% decrease in ILD revenues and an 8.8% decrease in DLD revenues, partly compensated by a 12.8% increase in rental capacity. Revenues from rental capacity were positively affected by the incorporation of revenues from media and circuit rental to Telefónica Móvil de Chile S.A after the sale of the mobile subsidiary to TEM in July 2004. Prior to the sale these rentals were accounted for as intercompany transactions.

     The decrease in ILD revenues is mainly due to (i) an extraordinary charge associated with incoming ILD traffic revenues of Ch$2,558 million (US$5.0 million) in 2005, which also had on effect in operating costs (excluding this effect ILD revenues decreased 11.2%); (ii) a 2.1% decreased in ILD traffic; and (iii) a 6.8% decrease average tariff for ILD. Similarly, the decrease in DLD revenues is explained by a 9.4% decrease in DLD traffic and a 5.6% decrease in average tariff for DLD as a result of increased competition and the effect of mobile and Internet substitution.

     Revenues from Corporate Customers Communications

     Revenues from the Corporate Customers Communications and Data business segment, which accounted for 13.5% of the Company’s revenues in 2005, decreased by 8.9% to Ch$78,214 million (US$152,6 million) compared to Ch$85,890 million in 2004. Corporate Customers Communications and Data includes revenues from (i) the sale and rental of telecommunications equipment to large corporate customers (i.e., fax, PABX, etc.), (ii) complementary telephone services, such as 800 numbers and digital communication services, (iii) data services, including ATM, Frame Relay, data equipment and services related to the IP network, and (iv) dedicated links and other services, including videoconference, Datared, E1 Links and VSAT, housing and hosting and consulting services to large corporate customers.

     The decrease in revenues was mainly due to (i) a 12.9% decrease in data services revenues to Ch$28,119 million (US$54.9 million) from Ch$32,271 million in 2004, mainly as a result of the reclassification of revenues from interconnection services to wholesalers (broadband for wholesalers), which were reclassified as fixed telecommunications revenues in the amount of Ch$1,573 million (US$3.1 million), and (ii) a 15.2% decrease in complementary services to corporate customers to Ch$14,666 million (US$28,6 million) from Ch$17.305 million in 2004 because of the reclassification of information of service income toward value added service of fixed telecommunication. Excluding those revenues in 2004, complementary service grew 8.7% because of an increase in sales levels in the high consumption plans associated with tariff flexibility, where lines with high consumption plans for voice grew 58.9% as compared to 2004. Revenues from terminal equipment marketing and circuits and others fell 4.9% and 0.9%, respectively, because of the migration from traditional technologies to more advanced data technologies. In 2005, ATM links and Datared decreased by 34.6% and 40.4%, while data links through the IP network (dedicated IP) grew 4.7% .

     Revenues from Other Businesses

     Revenues from other businesses, which accounted for 0.5% of the Company’s revenues in 2005, decreased by 25.4% to Ch$3,048 million (US$5.9 million) as compared to Ch$4,086 million in 2004. Revenues from other businesses include revenues from other subsidiaries including Tecnonáutica and t-gestiona, among others.

Operating Costs and Administration and Selling Expenses

     Operating costs and administrative and selling expenses decreased by 21.1% to Ch$493,614 million (US$963.1 million) in 2005, as compared to Ch$625,476 million in 2004. When the mobile operations are excluded in 2004, consolidated operating costs and administrative and selling expenses increased slightly by 0.6% in relation to 2004. We believe that consideration of operating costs and administrative and selling expenses excluding mobile operations is important to an understanding of our operating costs because we sold our mobile subsidiary in July 2004 and as a result operating costs and administrative and selling expenses including mobile operations are not comparable between 2004 and 2005.

     Operating costs and expenses. Operating costs and expenses decreased by 19.0% to Ch$373,054 million (US$727.9 million) in 2005, as compared to Ch$460,450 million in 2004, mainly because (i) operating salaries and related costs, which represented 11.5% of total operating costs and expenses during 2005, decreased by 14.1% to Ch$42,715 million (US$83.3 million) from Ch$49,776 million in 2004, mainly due to lower salary costs as a consequence of deconsolidation of the mobile business as of July 2004, (ii) depreciation, which accounted for 50.9% of total operating costs and expenses, decreased 16.7% to Ch$189,690 million (US$370.1 million) in 2005 from Ch$227,595 million in 2004, mainly due to the deconsolidation of the mobile business, and (iii) other operating costs, which represented 37.7% of total operating costs and expenses in 2005, decreased by 23.2% to Ch$140,649 million (US$274.4 million) from Ch$183,079 million in 2004, due to the deconsolidation of the mobile business as of July 2004, and the Company’s cost-cutting initiatives and reduction in uncollectible accounts costs mainly in the fixed telecommunications business. During 2005, the Company implemented stricter policies to control uncollectibles such as automatic disconnections of lines with more than 120-day past due invoices and stricter policies for admitting new customers. Provisions for doubtful accounts as a percentage of revenues was 3.7% as of December 31, 2005, compared to 4.6% in the previous year (excluding mobile operations).

     Administrative and selling expenses. Administrative and selling expenses, which accounted for 24.4% of total operating costs and administrative and selling expenses in 2005, decreased by 26.9% to Ch$120,560 million (US$235.2 million) from Ch$165,026 million in 2004, mainly due to the deconsolidation of the mobile business as of July 2004. For the ongoing operations there were also salary savings due to personnel reductions in the administrative and sales areas partly offset by (i) a one-time charge related to the long-distance settlement rates, in the amount of Ch$8,066 (US$15.7 million) in 2005, and (ii) higher costs and sales commissions related to broadband business (ADSL) and corporate communications, and advertising campaigns launched in 2005 related to ADSL and flexible plans.

Operating Income

     Operating income decreased by 15.2% to Ch$87,096 million (US$169.9 million) during 2005 from Ch$102,703 million in 2004, due to a 20.3% decrease in operating revenues and a 21.1% decrease in operating expenses, as explained above, taking into account the fact that the Company no longer consolidated the Mobile subsidiary beginning in July 2004.

Other Income (Expenses) or Non-Operating Results

     Interest income. Interest income decreased by 17.0% to Ch$7,985 million (US$15.6 million) in 2005 from Ch$9,620 million in 2004, mainly explained by higher interest income in 2004 from financial investments made with available funds arising from the sale of the mobile subsidiary in July 2004.

     Interest expense. Interest expense decreased by 47.3% to Ch$29,501 million (US$57.6 million) in 2005 from Ch$55,999 million in 2004, mainly due to (i) a 21.0% decrease in the Company’s average interest-bearing debt, as well as lower average interest rates resulting from the renegotiation of spreads on outstanding loans and a decrease in local and international interest rates, (ii) the positive impact of the appreciation of the Chilean peso against the U.S. dollar (gains and losses from transactions entered into to hedge our foreign currency exposure are reflected under exchange differences, net), and (iii) a charge of Ch$8,094 million (US$14.5 million) recognized in 2004, related to the repurchase of US$182 million in Yankee Bonds carried out in fourth quarter of 2004, at a price above its par value.

     Price level restatement and exchange differences, net. Price level restatement and exchange differences, recorded a net gain in the amount of Ch$2,901 million in 2005, as compared to a gain of Ch$9,305 million in 2004.

     Price level restatement registered a gain of Ch$1,945 million (US$ 3.8 million) in 2005 as compared to a charge of Ch$4,317 million in 2004. The price level restatement reflects the net impact on the Company’s accounts of purchasing power gain and loss on indexing. The Company will recognize a purchasing power gain or a loss on indexing on its statement of operations, whenever the Company’s average monetary liabilities for a given period during which inflation occurs (determined monthly) exceed or fall below its average monetary assets. The Company’s average UF and Chilean peso denominated liabilities and revenues fell below its average UF and Chilean peso denominated assets and expenses, resulting in a purchasing-power gain for the period, as shown in

Note 26 to the Audited Consolidated Financial Statements. The principal inflation index-linked unit used in Chile is the UF, a rate that is set monthly for each day of the coming month to reflect the prior month’s change in the Chilean CPI. As of December 31, 2005, one UF was equal to Ch$17,974.81 (US$35.07) .

     Exchange rate differences registered a gain of Ch$956 million (US$1.9 million) from exchange rate differences in 2005, as compared to a gain of Ch$13,622 million from exchange rate differences in 2004, as shown in Note 27 to the Audited Consolidated Financial Statements. The gain registered in 2004 was mainly due to the gain obtained through forward agreements contracted by the Company to hedge against exchange rate variations after receiving US$ dollars for the sale of Telefónica Móvil de Chile S.A. in July 2004. To the extent that, during any given period, the Company has net liabilities denominated in a foreign currency (such as the U.S. dollar or euros) and the Chilean peso may devaluate or appreciate in nominal terms against that currency, the Company may recognize for that period a foreign exchange loss or gain. Nevertheless the conservative hedging policy of the Company for foreign-currency denominated interest-bearing debt allows the Company to minimize the exchange rate variation risk in results. During 2005, appreciation of the inflation-adjusted Chilean peso against the U.S. dollar was 11.3% .

     Other non-operating results. Other non-operating results recorded a loss of Ch$28,491 million (US$55.6 million) in 2005, compared to a gain of Ch$285,079 million in 2004. This item was particularly impacted in 2004 by non-operating gain of Ch$336,125 million (net of goodwill amortization) and by Ch$6,736 million from the sale of subsidiary Telefónica Móvil de Chile S.A. and the sale of the participation in Publiguías. respectively.

     In addition, the Company recognized (i) a charge of Ch$2,028 million (US$4.0 million) in 2005 as compared to Ch$6,449 million in 2004 for severance payments; (ii) a charge of Ch$2,218 million (US$4.3 million) in 2005 as compared to Ch$9,910 million in 2004 for provision for obsolete assets; and (iii) a write-off of out-of-service property, plant and equipment, for Ch$4,379 million (US$8.5 million) in 2005 as compared to Ch$8,291 million in 2004.

     Income Taxes. The Company recorded an income tax charge in the amount of Ch$33,392 million (US$65.2 million) in 2005 translating into an effective consolidated tax rate for the Company of 57.0% compared to an income tax charge of Ch$64,641 million in 2004 translating into an effective consolidated tax rate for the Company of 16.7% . In 2004, income tax included taxes paid associated with the gain for the sale of Telefónica Móvil de Chile S.A. in July 2004, which amounted Ch$36,168 million (US$70.6 million). Income taxes include current income tax expenses, taxes provision for the period, as well as deferred taxes from the period and from previous periods (complementary accounts), as shown in Note 7(c) to the Audited Consolidated Financial Statements. The Company’s income tax charge of Ch$33,392 million in 2005 was composed of a Ch$24,056 million (US$46.9 million) current income tax expense, and a total of Ch$9,336 million (US$18.2 million) charge for deferred taxes, explained by Ch$13,610 million (US$26.6 million) which represented the effect of amortization of deferred assets and liabilities of complementary accounts associated with deferred taxes incurred during previous periods and by Ch$4,274 million (US$8.3 million) of a reverse of temporary differences associated with deferred tax liabilities related mainly to accelerated depreciation due to the fact that investments have decreased in the last six years generating lower temporary liabilities than temporary assets.

Net Income (Loss)

     As a result of the above, Telefónica CTC Chile’s net results amounted to a net income of Ch$25,183 million (US$49.1 million) in 2005, as compared to a net income of Ch$322,847 million recorded in 2004. For 2005, the contribution to the consolidated net income by business segment was as follows: a net income of Ch$12,048 million in fixed telephony, net income of Ch$1,562 million in long distance, net income of Ch$10,778 million in corporate customers communications and data, and a net income of Ch$796 million in other businesses.

Results of Operations for the Year Ended December 31, 2004 Compared to the Year Ended December 31, 2003

     Results of operations for the year ended December 31, 2004, reflect the effects of the sale of our subsidiary Telefónica Móvil de Chile S.A. in July 2004, which produced a gain of approximately Ch$314.468 million. As of July 2004, the Company no longer consolidated the mobile operations.

     Operating Revenues

     Operating revenues decreased by 15.6% to Ch$728,179 million in 2004 from Ch$863,102 million in 2003. The decrease in revenues is mainly explained by a 45.7% decrease in revenues from the mobile business as compared to 2003, due to the deconsolidation of subsidiary Telefónica Móvil de Chile S.A. in July 2004. On July 23, 2004, the Company sold 100% of the shares of its mobile subsidiary, Telefónica Móvil de Chile S.A to TEM. Consequently, as of July 1, 2004, the Company no longer consolidated the mobile revenues in its operating activities. Excluding revenues of the mobile business in year 2003 and 2004, total consolidated revenues would have decreased 4.0% mainly due to a 4.0% decrease in revenues from the fixed telecommunications business, explained by a drop in revenues from basic telephony, compensated in part by increases in revenues from broadband and access charges and interconnections, as explained below.

     Revenues from Fixed Telecommunications Services

     Fixed telecommunications revenues, which accounted for 60.1% of the Company’s operating revenues in 2004, decreased by 4.0% to Ch$437,423 million compared to Ch$455,580 million in 2003. The fixed telecommunications business segment includes revenues from (i) basic telephony that consists of traditional telephone service, (ii) broadband services, (iii) access charges and interconnections and (iv) other fixed telecommunications business (which includes directory advertising, ISP for companies and small and medium businesses, security services such as alarm monitoring through fixed lines, public telephones and interior installations and equipment sales and rental).

     Basic Telephony. Revenues from basic telephony represented 71.0% of all revenues from fixed telecommunications services in 2004, which includes, among other things, telephone line service fees (fixed monthly charges), variable charges, connections and other installations, flat fee plans, calling plans and certain value-added services, among others. Basic telephony revenues decreased 10.4% in 2004 to Ch$310,646 million from Ch$346,871 million in 2003, mainly explained by a 5.9% decrease in revenues from fixed monthly charges to Ch$152,089 million in 2004 from Ch$161,560 million in 2003 and a 19.7% decrease in revenues from variable charges to Ch$122,449 million in 2004 from Ch$152,542 million in 2003, as a result of (i) a 5.9% decrease in average lines in service in 2004 and a 12% decrease in the number of lines that are charging fixed monthly and variable charges, as part of traditional lines (subject to tariff regulation) that have migrated to flexible plans such as “minute plans” and “prepaid plans,” which do not charge a monthly telephone line service fee (fixed charge); and (ii) a 4.0% decrease in local traffic per line. Additionally, basic telephony revenues were impacted by a 32.4% decrease in revenues from installations and connections, to Ch$4,036 million in 2004 from Ch$5,970 million in 2003, principally due to a drop in other installations such as replacement of lines and charges for transferring and moving fixed lines to Ch$2,452 million in 2004 from Ch$4,558 million in 2003, partially offset by a 12.3% increase in revenues from connections to the public network to Ch$1,584 million in 2004 from Ch$1,412 million in 2003, in line with the 11.4% increase in connections in 2004 as compared to 2003, reaching 343,318 lines connected in 2004. On the other hand, the implementation of minute plans allowed by new tariff flexibility, generated revenues in the amount of Ch$9,005 million. See “Item 4. Information on the Company—Business Overview—Licenses and Tariffs—The Tariff System.” In June 2004, the Company launched new plans for households and small companies newly permitted as a result of tariff flexibility allowed by the antitrust and telecommunications authorities, that mainly consist of a monthly flat fee that includes a certain number of minutes for low, medium and high usage customers. The Company can also sell plans with bundled services such as local telephony plus broadband or security services, among others. This flexibility has allowed the Company to improve its competitive position, meet customers’ needs, and capture new clients. As part of traditional lines (subject to tariff regulation) have migrated to flexible plans, revenues from fixed monthly charge, variable charge and flexible plans together decreased 9.7% due to the lower effective rates charged in flexible plans and regulated plans. There was also a 4.0% decrease in local traffic per line, offset in part by a 1.2% growth of lines in service between June 2004 and December 2004, as result of the new plans mentioned above. As of December 31, 2004 lines in service slightly increased 0.4% as compared to year 2003, reversing the negative trend of the last three years.

     The revenues described above were negatively affected by recorded tariff decreases in fixed charge, variable charge and installations made in accordance with the new tariff decree announced on May 4, 2004, which totaled Ch$6,533 million for the period between May 2004 and December 2004.

     Value-added services include revenues generated from (i) dedicated lines and (ii) revenues from value-added services for residential customers including, among other things, change of phone number, voice mail, detailed invoice, call waiting and call transfer. Revenues from value-added services decreased by 8.1% in 2004 to Ch$17,702 million from Ch$19,251 million in 2003. Other basic telephony revenues include revenues from, among other things, operator services and rural telephony and dedicated lines for internet. These revenues decreased 28.9% in 2004 to Ch$5,364 million as compared to Ch$7,546 million in 2003.

     Broadband Services. Broadband revenues represented 6.0% of all revenues from fixed telecommunications services in 2004, and include revenues from broadband internet access provided by the Company through ADSL to residential and small and medium companies excluding those in the corporate customer communications business. Broadband revenues grew 86.5% to Ch$26,068 million in 2004 as compared to Ch$113,976 million in 2003, due to the 60.3% increase in ADSL connections in the year. As of December 31, 2004, the number of broadband connections totaled 200,794.

     Access charges and interconnection. Access charges and interconnection include revenues from interconnection charges generated by long-distance carriers, as well as those paid by other telecommunications operators that use Telefónica CTC Chile’s network and additionally data processing services such as metering, rating, billing and collections offered to long-distance operators. Access charges and interconnection revenues increased by 20.2% to Ch$32,724 million in 2004 from Ch$27,217 million in 2003. In spite of a 9.4% decrease in Domestic Long-Distance (“DLD”) market traffic and a 0.1% decrease in International Long-Distance (“ILD”) market traffic, revenues from access charges increased primarily due to the positive effect of the new Tariff Decree No. 169 provisioned since May 4, 2004, which totaled Ch$6,875 million, see “Item 4. Information on the Company—Business Overview—Licenses and Tariffs—The Tariff System,” and increases in revenues from access charges paid by mobile companies. The Company recognized revenues of Ch$5,714 million in 2004 as compared to Ch$3,515 million in 2003, due to the fact that the Company began recognizing revenues from such access charges, since prior to the sale of the mobile subsidiary in July 2004, such revenues were accounted for as inter-company transactions and eliminated in consolidation.

     Other fixed telecommunications business. Other fixed telecommunications business revenues represented 15.5% of all revenues from fixed telecommunications services in 2004, which includes revenues generated as a consequence of the Company’s contract with Publiguías. Pursuant to this agreement, Telefónica CTC Chile receives a percentage of the revenues generated by the sale of advertisements in the Yellow Pages and the White Pages, published by Publiguías, revenues from internet access provided by the subsidiary Telefónica Internet Empresas (TIE) to switched and dedicated customers, revenues derived from the subsidiary Telemergencia (home security services), revenues from public telephones, interior installations and terminal equipment marketing that includes the sale and leasing of telecommunications equipment such as, among other things, telephones, facsimiles and multiple lines. These revenues slightly increased by 0.7% in 2004 to Ch$67,985 millionas compared to Ch$67,516 million in 2003. This is mainly due to a 36.9%, 16.3% and 6.7% increase in revenues from home security services to Ch$6,922 million), ISP revenues to Ch$3,230 million and directory advertising to Ch$6,094 million, respectively. These were partially offset by a 1.4% decrease in interior installation revenues to Ch$32,401 million and a 13.3% decrease in equipment marketing revenues to Ch$8,111 million and a 4.6% decrease in public telephones (payphones) to Ch$11,228 million, due to lower average revenue per public telephone due to a decrease in traffic, which in turn was attributable to the substitution of mobile phone usage for traditional public telephone traffic.

     Revenues from Long-Distance Services

     Revenues from the long-distance business segment, which accounted for 8.8% of total revenues in 2004, decreased by 2.5% to Ch$63,806 million compared to Ch$65,491 million in 2003. Long-distance revenues include revenues from domestic and international long-distance traffic carried by the Company, as well as revenues from the rental of the Company’s long-distance network to other telecom operators. The decrease in long-distance revenues was mainly attributable to a decrease of 8.3% and 5.0% in revenues from DLD to Ch$25,511 million in 2004 from Ch$17,471 million in 2003 and ILD to Ch$24,789 million in 2004 from Ch$26,096 million in 2003, respectively, reflecting a 9% decrease in the average outgoing long-distance price per minute as a result of increased competition and the effect of mobile and internet substitution, mainly in the domestic long-distance business, offset in part by 2.6% growth in ILD traffic and a 4.2% increase in outgoing ILD traffic. These decreases in revenues are partly offset by a 17.0% increase in revenues from the rental of the long-distance network from Ch$11,543 million in 2003 to Ch$13,507 million in 2004. Revenues from rental capacity were positively affected by the incorporation of revenue from media and circuit rental to Telefónica Móvil de Chile S.A after the sale of the mobile subsidiary to TEM in July 2004. Prior to the sale these rentals were accounted for as inter-company transactions.

     Revenues from Mobile Communications

     Revenues from the mobile communications business segment, which accounted for 18.8% of the Company’s revenues in 2004, decreased by 45.7% to Ch$136,974 million compared to Ch$252,233 million in 2003. The decrease in revenues is due to the divestiture of Telefónica Móvil de Chile S.A. in July 2004. See “Item 4. Information on the Company— History and Development of the Company—Divestitures.”

     Revenues from Corporate Customers Communications

     Revenues from the Corporate Customers Communications and Data business segment, which accounted for 11.8% of the Company’s revenues in 2004, increased by 2.7% to Ch$85,890 million compared to Ch$83,606 million in 2003. Corporate Customers Communications and Data includes revenues from (i) the sale and rental of telecommunications equipment to large corporate customers (i.e. fax, PABX, etc.), (ii) complementary telephone services, such as 800 numbers and digital communication services, (iii) data services, including ATM, Frame Relay, data equipment and services related to the IP network and (iv) dedicated links and other services, including videoconference, Datared, E1 Links and VSAT, internet access, housing and hosting and consulting services to large corporate customers.

     The increase in revenues was mainly due to (i) a 13.8% increase in data services revenues to Ch$32,271 million from Ch$28,348 million in 2003, mainly as a result of increased demand for data connectivity services, which led to an increase of 47.9% in the number of IP network connections (dedicated IP lines), (ii) a 13.4% increase in dedicated links and others to Ch$22,250 million in 2004 from Ch$19,624 million in 2003, mainly due to growth in revenues from IP Solutions associated with an increase in projects during 2004 and (iii) a 1.8% increase in complementary services to corporate customers to Ch$17,305 million from Ch$16,999 million in 2003, mainly due to increased sales of digital lines for business clients and value-added services. These increases were partially offset by a 24.5% decrease in revenues from terminal equipment marketing to Ch$14,064 million from Ch$18,636 million in 2003. This decrease is due to the fact that in 2003 revenues from equipment sales were higher than usual, as some important customers bought PABX equipment, as opposed to continuing to lease it.

     Revenues from Other Businesses

     Revenues from other businesses, which accounted for 0.6% of the Company’s revenues in 2004, decreased by 33.1% to Ch$4,086 million as compared to Ch$6,111 million in 2003. Revenues from other businesses include revenues from other subsidiaries including Tecnonáutica, t-gestiona and Istel, among others. The decrease in revenues is mainly due to lower revenues from the Company’s health insurance company for its employees “Istel,” which was sold in September 2003. This decrease was partly offset by higher revenues from t-gestiona.

Operating Costs and Administration and Selling Expenses

     Operating costs and administrative and selling expenses decreased by 15.5% to Ch$625,476 million in 2004, as compared to Ch$740,603 million in 2003. When the mobile operations are excluded in both years, consolidated operating costs and administrative and selling expenses reached Ch$490,937 decreasing by 4.5% in relation to 2003. We believe that consideration of operating costs and administrative and selling expenses excluding mobile operations is important to an understanding of our operating costs because we sold our mobile subsidiary in July 2004 and as a result operating costs and administrative and selling expenses including mobile operations are not comparable in 2003 and 2004.

     Operating costs and expenses. Operating costs and expenses decreased by 17.6% to Ch$460,450 million in 2004, as compared to Ch$558,537 million in 2003, mainly explained by (i) operating salaries and related costs, which represented 8.0% of total operating costs and administrative and selling expenses during 2004, decreased by 17.5% to Ch$49,776 millionfrom Ch$60,357 million in 2003. The decrease was mainly due to lower salary costs as a consequence of deconsolidation of the mobile business, together with a 3.4% reduction in comparable average consolidated headcount (excluding the mobile business), related to the restructuring process carried out in May and November of 2004, (ii) depreciation and amortization, which accounted for 36.4% of total operating costs and administrative and selling expenses, decreased 18.7% from Ch$227,594 million in 2004 to Ch$280,009 million in 2003, mainly due to the fact that the mobile business was no longer consolidated beginning July 2004. Excluding the mobile business in both years, depreciation decreased 7.5% in 2004 as compared to year 2003, reflecting lower capital expenditures in recent years and (iii) other operating costs, which represented 29.3% of total operating costs and administrative and selling expenses in 2004, decreased by 16.1% to Ch$183,079 million from Ch$218,170 million in 2003, due to a decrease in mobile business operating costs as the Company no longer consolidated such costs as of July 2004, and the Company’s cost-cutting initiatives and reduction in uncollectible accounts costs mainly in the fixed telecommunications business and other, small cost reductions. During 2003 and 2004, the Company implemented stricter policies to control delinquency such as automatic disconnections of lines with more than 120-day past due invoices and stricter policies for admitting new customers. Provisions for doubtful accounts (excluding mobile operations) as a percentage of revenues was 4.6% as of December 31, 2004, compared to 4.5% in the previous year.

     Administrative and selling expenses. Administrative and selling expenses, which accounted for 26.4% of total operating costs and administrative and selling expenses in 2004, decreased by 9.4% to Ch$165,026 million from Ch$182,067 million in 2003 mainly due to Telefónica Móvil Chile’s operating results no longer being consolidated as of July 2004. For the ongoing operations there were also salary savings due to personnel reductions in the administrative and sales areas in May and November of 2004, partly offset by a higher charge related to accounts receivables with a low probability to be collected in the long-distance business, in the amount of Ch$3,284 in 2004 as compared to Ch$1,663 million charged in 2003, and additionally, higher costs and sales commissions related to broadband business (ADSL) and corporate communications, and advertising campaigns launched in 2004 promoting ADSL and home security service sales.

Operating Income

     Operating income decreased by 16.2% to Ch$102,703 million during 2004 from Ch$122,499 million in 2003, due to a 15.6% decrease in operating revenues and a 15.5% decrease in operating expenses, as explained above, taking into account the fact that the Company no longer consolidated the Mobile subsidiary beginning in July 2004.

Other Income (Expenses) or Non-Operating Results

     Interest income. Interest income increased by 28.0% to Ch$9,620million in 2004 from Ch$7,515 million in 2003, mainly due to increases in financial investments such as cash and cash equivalents, time deposits and marketable securities, due to higher volumes of available funds arising from the sale of the mobile subsidiary and from operations, during 2004.

     Interest expense. Interest expense decreased by 13.9% to Ch$55,999 million in 2004 from Ch$65,035 million in 2003, mainly due to a 29.8% decrease in the Company’s average interest-bearing debt, as well as lower average interest rates resulting from the renegotiation of spreads on outstanding loans and a decrease in local and international interest rates. Also the 37% decrease in interest expense is explained by the appreciation of the Chilean peso against the U.S. dollar. Gains and losses from transactions entered into to hedge our foreign currency exposure are reflected under exchange differences, net. These decreases were partly offset by a charge of Ch$8,385 million related to the repurchase of US$182 million in Yankee Bonds carried out in fourth quarter of 2004, at a price above its par value.

     Price level restatement and exchange differences, net. Price level restatement and exchange differences, net recorded a gain in the amount of Ch$9,305 million in 2004, as compared to a gain of Ch$674 million in 2003.

     Price level restatement registered a loss of Ch$4,316 million in 2004 as compared to a gain of Ch$400 million in 2003. The price level restatement reflects the net impact on the Company’s accounts of purchasing power gain and loss on indexing. The Company will recognize a purchasing power gain or a loss on indexing on its statement of operations whenever the Company’s average monetary liabilities for a given period during which inflation occurs (determined monthly) exceed or fall below its average monetary assets. As a result of the debt reduction incurred in 2003 and 2004, which was UF denominated or hedged to UF, the Company’s average UF liabilities fell below its average UF assets, resulting in a purchasing power gain for the period. The principal inflation index-linked unit used in Chile is the UF, a rate that is set monthly for each day of the coming month to reflect the prior month’s change in the Chilean CPI. Exchange rate differences registered a gain of Ch$13,621 million from exchange rate differences in 2004, as compared to a gain of Ch$275 million from exchange rate differences in 2003. The gain registered in 2004 is mainly due to the gain obtained through forward agreements contracted by the Company to hedge against exchange rate variations after receiving US dollars for the sale of Telefónica Móvil de Chile S.A. in July 2004. The gain registered in 2003 partially reflected the effect of forward hedging contracts roll-over during the period. To the extent that, during any given period, the Company has net liabilities denominated in a foreign currency (such as the U.S. dollar or euros) and the Chilean peso may devaluate or appreciate in nominal terms against that currency, the Company may recognize for that period a foreign exchange loss or gain. Nevertheless the conservative hedging policy of the Company for foreign currency denominated interest-bearing debt allows the Company to minimize the exchange rate variation risk in results. During 2004, the inflation-adjusted Chilean peso against the U.S. dollar appreciation was 6.1% .

     Other non-operating results. Other non-operating results recorded a gain of Ch$322,152 million in 2004, compared to a loss of Ch$23,936 million in 2003. This item was particularly impacted in 2004 by non-operating income of Ch$481,581 million and of Ch$6,736 million from the sale of subsidiary Telefónica Móvil de Chile S.A. and the sale of the participation in Publiguías, respectively, recorded in 2004, whereas in 2003 other non-operating results were impacted by non-operating income of the higher market value of Terra Networks shares for Ch$3,572 million and the gain for the sale of the 35% participation in Sonda in July 2003 in the amount of Ch$3,778 million. In 2004, the gains were partially offset by the extraordinary amortization of Telefónica Movil’s goodwill of Ch$138,691 million. In addition, in 2004 the Company recognized an extraordinary charge of Ch$6,449 million from severance payments related to the personnel reductions implemented in May and November 2004, as well as a charge of Ch$9,910 million related to accounts receivable write-offs and extraordinary charges mainly related to the write-off of out-of-service assets for the amount of Ch$8,292 million, among other factors.

     Income Taxes. The Company recorded an income tax charge in the amount of Ch$64,641 million) in 2004 translating into an effective consolidated tax rate for the Company of 16.7% and 12.6%, as compared to an income tax charge of Ch$30,805 million in 2003 translating into an effective consolidated tax rate for the Company of 73.8% and 44.6% excluding deferred taxes from previous periods or complementary accounts. It is important to note that in 2004, income tax included taxes paid associated with the gain for the sale of Telefónica Móvil de Chile S.A. in July 2004, which amounted Ch$36,168 million. Income taxes include current income tax expenses, taxes paid during the period, as well as deferred taxes from the period and from previous periods (complementary accounts), as shown in Note 7(c) to the Audited Consolidated Financial Statements. The Company’s income tax charge of Ch$64,641 million in 2004 was composed of a Ch$59,634 million current income tax expense, including taxes related to the sale of Telefónica Móvil de Chile S.A., and a Ch$5,007 million charge for deferred taxes, of which Ch$15,696 million represented the effect of amortization of deferred assets and liabilities of complementary accounts associated with deferred taxes incurred during previous periods, which was partly offset by Ch$1,095 million of tax benefits consisting of tax loss carry-forwards and Ch$9,594 million due to the reverse of temporary differences associated with deferred tax liabilities related mainly to accelerated depreciation due to the fact that investments have decreased in the last 5 years generating lower temporary liabilities than temporary assets.

Net Income (Loss)

     As a result of the above, Telefónica CTC Chile’s net results amounted to a gain of Ch$322.847 million in 2004, as compared to a gain of Ch$10,761 million recorded in 2003. For 2004, the contribution to the consolidated net income by business segment was as follows: a net income of Ch$303,325 million in fixed telephony, this figure includes the non-operating gain for the sale of Telefónica Móvil de Chile S.A. in July 2004 as Telefónica CTC Chile S.A. owned 100% of Telefónica Móvil de Chile S.A.’s shares, net income of Ch$10,704 million in long distance, net loss of Ch$8,265 million in mobile communications (the Company consolidated the Telefónica Movil de Chile’s results until June 30, 2004), net income of Ch$16,391 million in corporate customers communications and data, and a net income of Ch$692 million in other businesses.

     B. Liquidity and Capital Resources

     Sources of Liquidity

     The Company’s main historical sources of liquidity have been its cash flows from operations, proceeds from borrowings and the issuance of equity. Although in the past Telefónica CTC Chile has relied substantially on public debt issues and bank loans to meet its financing requirements, since 2001 its main sources of liquidity have been cash flow generated from operations and free cash resulting from savings associated with the refinancing of certain loans. The current working capital level is sufficient to meet present requirements. If any additional working capital is needed in the future, the Company will evaluate additional financing.

     During 2005, Telefónica CTC Chile continued to pursue its strategy of improving its financial structure by focusing capital expenditures on Company businesses with the highest expected returns and reducing capital expenses.

     During 2005, the cash flow statements show net cash from operating activities totaling Ch$221,612 million (US$432.4 million), compared to Ch$229,908 million in 2004, as a result of (i) a net income of Ch$25,183 million (US$49.1 million) in 2005 as compared to higher net income of Ch$322,847 million (US$629.9 million) in 2004,

     (ii) a loss on sale of assets of Ch$21,291 million (US$41.5 million) in 2005 as compared to a gain on sale of investments of Ch$488,304 million in 2004 that is primarily explained by the gain on sales of investments of Ch$488,320 million, resulting from the sale of the Company’s subsidiary, Telefónica Móvil de Chile S.A. in July 2004, and (iii) a decrease in 2005 in operating assets of Ch$64,645 million (US$126.1 million) compared to an increase in operating assets of Ch$4,415 million in 2004, and (iv) a decrease in operating liabilities of Ch$96,493 million (US$188.3 million) due to a decrease in payable accounts and income tax payable as compared to a decrease in operating liabilities of Ch$29,223 million in 2004, because of a lower increase in trade accounts receivables and decrease of accounts payable, respectively, as a result of the deconsolidation of the mobile business as of July 2004. These were partly offset by higher debits to income that do not represent cash flows of Ch$228,225 million (US$445.3 million) in 2005 as compared to Ch$428,710 million in 2004, mainly due to lower depreciation in 2005 and to higher goodwill amortization in 2004 resulting from the goodwill of the mobile subsidiary charged at the time of its sale in July 2004.

     Net cash used in financing activities reached Ch$201,169 million (US$392.5 million) in 2005 as compared with Ch$882,678 million in 2004. Cash in 2005 was mainly used for dividend payments, debt amortization, and prepayments. See “—Capital Expenditures and Other Liquidity Requirements—Debt Prepayment and Repayment.”

     Net cash used in investment activities reached Ch$86,438 million (US$168.7 million) in 2005 mainly associated with the acquisition of property plant and equipment. This compares to to a substantial increase in net cash provided by investment activities in 2004, primarily explained by net increase in cash and cash equivalents amounting to Ch$786,750 million (US$1,535.1 million) mainly from the sale of the mobile subsidiary.

     The Company’s shareholders’ equity as of December 31, 2005 and 2004 was Ch$925,575 million (US$1,806.0 million) and Ch$1,020,326 million, respectively. The decrease in shareholders’ equity as of December 31, 2005 was primarily attributable to the payment, during 2005, of dividends charged against retained earnings and net income, totaling Ch$115,741 million (US$225.8 million) (historical value).

     On January 24, 2006, the Company’s Board of Directors decided to call an extraordinary shareholder meeting for April 20, 2006, with the objective to decide on a capital reduction of Ch$40,200,513,570 and reform of the Company by-laws to reflect such capital reduction. On March 14, 2006, an extraordinary Series L local bondholders’ meeting was held, where bondholders approved the elimination of the clause in the bond agreement that prohibits a capital reduction and also agreed to change some covenants to match the covenants of the Company’s other debt agreements outstanding.

Outstanding Indebtedness

     Following its privatization in 1988, the Company pursued an aggressive development plan to expand its fixed line network at that moment and develop other telecommunications services, such as long-distance service, mobile telephony and data transmission services. To fund the capital expenditures associated with this expansion, the Company has raised capital by issuing debt through domestic and international offerings, including the issuance of Yankee and Euro Bonds, and has borrowed funds from commercial banks in the form of syndicated and bilateral loans. The Company has also accessed the local Chilean capital markets through the issuance of medium and long-term bonds, primarily sold to pension funds, insurance companies and other institutional investors, commercial paper, and through borrowing from commercial banks.

     During 2005, the Company issued Ch$70,000 million (US$136.6 million) of new debt through three issuances of commercial paper. Commercial paper is a public debt instrument in the local market, which can be issued as a credit line or as a fixed amount with maturities of up to 36 months in different currencies and rates, allowing financing flexibility. The Company issued the following commercial paper:

  In January 2005, the Company issued commercial paper for Ch$12,000 million with an average monthly nominal rate of 0.31%, which was drawn against the line registered with the Chilean Securities and Exchange Commission in May 2004. The term of the issuance is 268 days, thus it matured in October 2005.

  In April 2005, the Company issued commercial paper for Ch$23,000 million, which was drawn against the line registered with the Chilean Securities and Exchange Commission in May 2004. The term of the issuance is 336 days with an average monthly nominal rate of 0.41%.

  In October 2005, the Company issued Series G and H of commercial paper for Ch$35,000 million each, with a nominal monthly rate of 0.50% and maturities on April 19 and April 26, 2006, respectively. This issuance was drawn against the line registered with the Chilean Securities and Exchange Commission in January 2003.

     The Company issued commercial paper for Ch$12,000 million in March 2006, which was drawn against the line registered with the Chilean Securities and Exchange Commission in May 2004. The term of the issuance is 260 days with an average monthly nominal rate of 0.48% .

     Additionally, on March 29, 2006, the Company issued local debentures for Ch$54,000 million (US$105.4 million). The term of the issuance is seven years with maturity in October 2012 and an average rate of 4.18% .

The following table sets forth the Company’s outstanding debt as of December 31, 2005:

	As of December 31, 2005

	Total Debt Outstanding	Short- Term Portion	Long-Term Portion	Type of Debt	Date Incurred	Original Principal Amounts Borrowed(1) (2)	Interest Rate	Maturity

	(in millions of constant Chilean Pesos as of December 31, 2004, except as indicated)
Short-Term Obligations:

Commercial Paper:
Series F	22,740	22,740	-	Ch$ non-	2005	Ch$23,500	4.92%	2006
				adjustable
Series G	17,184	17,184	-	Ch$ non-	2005	Ch$17,500	6.12%	2006
				adjustable
Series H	17,163	17,163	-	Ch$ non-	2005	Ch$17,500	6.12%	2006

				adjustable
Total Short-Term Debt	57,087	57,087

Long-Term Obligations
including current maturities:

Long-Term Obligations with Banks:

	As of December 31, 2005

	Total Debt Outstanding	Short- Term Portion	Long-Term Portion	Type of Debt	Date Incurred	Original Principal Amounts Borrowed(1) (2)	Interest Rate	Maturity

	(in millions of constant Chilean Pesos as of December 31, 2004, except as indicated)
Citibank	77,184	309	76,875	Syndicated	2005	US$150 mm	Libor +	2008
				loan			0.35
Banco BBVA, Bancomer and	77,439	564	76,875	Syndicated	2005	US$150 mm	Libor +	2011
Others				loan			0.375
CALYON, New York and Others	102,626	126	102,500	Syndicated	2004	US$200 mm	Libor +	2009
				loan			0.40
Banco Santander	64,221	321	63,900	Bilateral	2005	UF 3,555,000	TAB +	2010

				loan			0.45
Total Long-Term
Obligations with Banks	321,470	1,320	320,150

Bonds and Debentures:
Series F	13,650	1,453	12,197	Local	1991	UF 1,500,000	6.00%	2016
				bonds
Yankee Bonds	26,331	26,331	-	Yankee	1996	US$200 mm	7.63%	2006
				Bonds
Yankee Bonds	83,589	83,589	-	Yankee	1998	US$200 mm	8.38%	2006

				Bonds
Total Bonds and Debentures	123,570	111,373	12,197

Capital Lease Obligations:
Leasing Obligations	242	16	226	Leasing	-	-	7.91%	-

Total Long-Term Debt
(including current maturities)	445,282

Total Debt Outstanding	502,369

_________
(1)	In original currency of debt as incurred.

(2)	U.S. dollar and euro amounts expressed in millions.

     In addition to available cash as of December 31, 2005, the Company has the ability to draw up to approximately Ch$1,200 million (US$2.3 million) from unused lines of credit granted by Chilean banks.

     Some of the Company’s indebtedness is governed by instruments and agreements that contain restrictive covenants with which the Company is obligated to comply. During the last three years the Company has been renegotiating its outstanding debt in order to improve its rates and maturities, but also to establish less restrictive covenants. Under terms of the Company’s syndicated loans agreements the Company must maintain a leverage ratio (as defined in each respective agreement) equal to or lower than 1.6. Additionally, the covenants for the local bonds require that the Company must maintain a leverage ratio (as defined in the local bond agreement) less than or equal to 1.5 and a financial expenses coverage ratio (as defined in the local bond agreement) greater than or equal to 4.0. In addition, the Investment and Financing Policy for 2005 approved by Telefónica CTC Chile’s shareholders at the General Annual Shareholders’ Meeting held in April 2005, specifies that the maximum consolidated debt-to-equity ratio may not exceed 1.6. As of December 31, 2005, the Company was in compliance with all financial covenants set forth under the agreements governing its debt obligations and with all other covenants in these agreements. At December 31, 2005, the Company had a leverage ratio of 0.84 and a financial expense coverage ratio of 13.2.

     At December 31, 2005, the ratings agency Standard & Poor’s had maintained its rating at BBB with a stable outlook; the Company’s comparable rating from Moody’s remained at Baa2 with a stable outlook, and Fitch Ratings reaffirmed Telefónica CTC Chile’s rating at BBB+ with a stable outlook.

Capital Expenditures and Other Liquidity Requirements

Debt Prepayment and Repayment

     In 2005, the Company’s principal use of liquidity, other than in connection with ongoing operations, was to pay dividends, and to continue to strengthen its financial structure and limit financial expenses by reducing the existing financial debt through prepayments and repayments of indebtedness. As a result, the Company has recently dedicated a portion of free cash to the reduction of interest-bearing debt through the prepayment of bank loans, the amortization of maturing debt, the repurchase of bonds in the international markets and the renegotiation of loans, obtaining reduced interest rates and extended maturities.

     During 2005, the Company’s sources of financing were operating resources, the refinancing of loans and the issuance of commercial paper. These sources allowed investments of Ch$76,402 million (US$149.0 million), debt repayments equivalent to US$96 million, prepayments equivalent to US$160 million, and the payment of dividends equivalent to US$225.8 million. Debt prepayments consisted of the equivalent to US$135 million for the repurchase Series K of local bonds and US$25 million for the prepayment of bilateral loans in July 2005.

Debt Renegotiation

     On January 21, 2005, the Company renegotiated the maturity of an external bilateral loan in the amount of US$25 million extending the maturity by one year. On April 14, 2005 the maturity and the interest rate of a local bank loan for US$123 million were renegotiated, decreasing the spread over the Chilean Active Bank Rate (TAB for one year) to 0.45% and lengthening the remaining term to five years, with a new due date in April 2010. On May 4, 2005 the term and interest rate of a syndicated loan for US$150 million were renegotiated, reducing the spread over LIBOR (3 months) down to 0.35% and the term to 3.75 years. On December 3, 2005 the term and interest rate of a syndicated loan in the amount of US$150 million were renegotiated, reducing the spread over LIBOR (three months) down to 0.375% and the term to 5.75 years.

     As a result, as of December 31, 2005, the Company’s total interest-bearing debt of Ch$502,369 million (US$980.2 million) had decreased by 21% from the prior year-end, with a decrease of 57.6% in gross financial expenses with respect to the previous year, resulting in a ratio of total liabilities to equity of 0.84 and an interest coverage ratio of 13.2.

     Capital Expenditures

     Capital expenditures have been designated primarily for those business areas presenting the greatest potential. With regard to the Company’s traditional business, investments were focused on maximizing installed capacity, marketing telephone lines and network maintenance, and updating infrastructure technology. In 2005, Telefónica CTC Chile’s investments totaled Ch$ 76,402 million (US$149 million). Most of this amount was used to consolidate the annual growth of the ADSL customer base and to expand domestic transport capacity in order to increase access speed for customers, thus 29.5% of capital expenditures was invested in broadband, 21.5% in data transmission, 18.1% in local telephony and the remaining 30.9% was invested in the Company systems, long distance and other areas.

     In this regard, Telefónica CTC Chile introduced retail sales as an additional tool for selling telecommunications services, initially focusing on broadband and prepaid services. In addition, the Company introduced the packaging of voice and broadband services through minute plans and variable broadband plans. Furthermore, the Company developed and put into service the first combined fiber optic and microwave network to link the city of Punta Arenas, allowing broadband access in this area at the same level of quality as in the rest of the country. The investment plan for the year also includes an initiative aimed at upgrading the Company’s operational support systems by installing the most advanced tools to support the business, technical and administrative areas of the Company.

     Capital expenditures amounted to Ch$76,402 million (US$149.1 million) in 2005 and Ch$87,301 million (US$170.3 million) in 2004, of which 21.2% was invested in the mobile business for the deployment of the GSM network prior to the sale of the mobile subsidiary in July 2004.

     The management expects to maintain a similar level of capital expenditures in future years in addition to the capital expenditures required for the provision of Pay TV services to its different client segments. The required capital expenditure for this TV project will be between US$200 and US$250 million over a four-year period between 2006 and 2009.

     The management reviews the capital expenditures program periodically and adjustments are made as appropriate, due to changes in markets conditions, general economic conditions in the country, business competition and other factors.

     Foreign Exchange and Interest Rate Risk Management

     The Company obtains financing abroad mainly in US dollars and, in certain cases, with floating interest rates. As a result, Telefónica CTC Chile is exposed to financial risks related to foreign exchange and/or interest rate fluctuations. For this reason, Telefónica CTC Chile periodically reviews its exposure to foreign exchange and interest rate risk to determine the levels of coverage required for each period. See “Item 3. Key Information—Risk Factors.” Currency devaluations and foreign exchange fluctuations may adversely affect Telefónica CTC Chile.

     In 2005, the Company continued its policy of hedging 100% of its financial debt against foreign exchange fluctuations. Of the Company’s total long-term debt (including current maturities) of Ch$502,369 million (US$980.2 million) as of December 31, 2005, 26.9% was denominated in Chilean pesos and 73.1% was denominated in foreign currencies, mainly the U.S. dollar. It is important to note that US$156 million of 8.375% Yankee Bond matured on January 1, 2006, further reducing the Company’s exposure to U.S. dollar fluctuations.

     As of December 31, 2005, 15.4% of the Company’s long-term interest-bearing debt, including current portion and foreign currency and Chilean peso-denominated debt, was exposed to interest rate fluctuations. The remaining 84.6% of the Company’s interest-bearing debt was insulated from interest rate fluctuations, 48.6% was hedged and 36.0% was fixed-rate debt. As of December 31, 2005, the Company had outstanding cross-currency swaps of Ch$244,022 million (US$476.1 million), which serve to hedge against dollar-peso exchange rate fluctuations and, at the same time, effectively change its floating rate to a fixed rate. See “Item 11. Quantitative and Qualitative Disclosures about Market Risk.”

Impact of Inflation

     The Company is required under Chilean GAAP to restate its non-monetary assets, UF and foreign-currency denominated monetary assets and liabilities, shareholders’ equity, and income and expense accounts to reflect the effect of variations in the purchasing power of the Chilean peso. However, Chilean peso-denominated monetary assets and liabilities are typically not restated. See Note 26 of the Audited Consolidated Financial Statements.

     Non-monetary assets, UF-denominated monetary assets and liabilities, shareholders’ equity, and income and expense accounts are generally restated using the Chilean CPI, based on the “prior month rule,” in which inflation adjustments are based on the Chilean CPI at the end of the month preceding the period-end. Inflation, as measured by the Chilean CPI, was 1.1%, 2.5% and 3.6% for the twelve-month periods ended November 30, 2003, 2004 and 2005, respectively. Monetary assets and liabilities in foreign currencies are restated at period-end exchange rates. In the Company’s case, the amount of monetary correction for any period will depend primarily on the amount of foreign-currency denominated monetary assets and liabilities and the effect of adjustments for inflation on monetary assets and liabilities.

     The following table sets forth the accounting treatment of the effect of inflation on Telefónica CTC Chile’s statement of operations for the periods indicated:

	Year ended December 31,

	2003	2004	2005	2005

	(in millions of constant Ch$ as of December 31, 2004)			(US$ millions)

Price Level Restatement	400	(4,317)	1,945	3.8
Purchasing-power gain	11,254	9,824	19,449	37.9

	Year ended December 31,

	2003	2004	2005	2005

	(in millions of constant Ch$ as of December 31, 2004)			(US$ millions)

Loss on indexation	(10,854)	(14,141)	(17,504)	(34.2)
Exchange Differences
(gain (loss) on foreign currency transactions)	274	13,622	956	1.9
Price level restatement and exchange differences, net	674	9.305	2.901	5.7
_________________

Recent Accounting Pronouncements Under U.S. GAAP

     In February 2006, the FASB issued SFAS 155, “Accounting for Certain Hybrid Financial Instruments - an amendment of FASB Statements No. 133 and 140”. The new statement:

  permits fair value re-measurement of any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation;

  clarifies which interest-only strips and principal-only strips are not subject to the requirements of SFAS 133, “Accounting for Derivative Instruments and Hedging Activities”;

  establishes a requirement to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation;

  clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives; and

  amends SFAS 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities,” to eliminate the prohibition on a qualifying special-purpose entity from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument.

     SFAS 155 generally is effective for all financial instruments acquired or issued after the beginning of an entity’s first fiscal year that begins after September 15, 2006. The Company does not anticipate that the adoption of this statement will have a material effect on its financial position, results of operations or cash flows.

     On November 2, 2005, the FASB issued Financial Staff Position (“FSP”) FAS 115-1 and FAS 124-1, The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments, which nullifies certain requirements of Emerging Issues Task Force Issue (“EITF”) No. 03-1, The Meaning of Other-Than Temporary Impairment and Its Application to Certain Investments” and supersedes EITF Abstracts Topic No. D-44, Recognition of Other-Than-Temporary Impairment Upon the Planned Sale of a Security whose Cost Exceeds Fair Value. The guidance in this FSP shall be applied to reporting periods beginning after December 15, 2005. The Company does not expect the adoption of this guidance will have a material effect on its financial position, results of operations or cash flows.

     In May 2005, the FASB issued Statement No. 154, Accounting Changes and Error Corrections - a replacement of APB Opinion No. 20 and FASB Statement No. 3 (“SFAS No. 154”). SFAS No. 154 requires retrospective application to prior periods’ financial statements of changes in accounting principles, unless impracticable. The statement defines retrospective application as the application of a different accounting principle to prior accounting periods as if that principle had always been used and redefines restatement as the revising of previously issued financial statements to reflect the correction of an error. SFAS No. 154 also requires that retrospective application of a change in accounting principle be limited to the direct effects of the change. Indirect effects of a change in accounting principle should be recognized in the period of the accounting change. The new standard is effective for accounting changes made in fiscal years beginning after December 15, 2005. The Company does not anticipate that the adoption of this standard will have a material effect on its financial position, results of operations or cash flows.

C. Research and Development, Patents and Licenses, Etc.

     The Company does not incur any material research and development expenses. The Company has a technological development unit responsible for developing solutions to satisfy technical needs of different business units of the Company. No separate investment budget is allocated to that unit’s activities, which are based on specific project tasks.

     The Company holds no material patents and does not grant to others material licenses on its intellectual property. In connection with its provision of telecommunications services, the Company plans infrastructure development based upon present and projected future demand for such services. The Company mainly acquires the necessary technology, including equipment, from third parties.

D. Trend Information

     Regulatory Environment. The Chilean Government has historically regulated local telephony services in Chile. The Comisión Resolutiva Antimonopolios (the “Chilean Antitrust Authority”), a Chilean government agency responsible for making certain determinations relating to competitive conditions in the telecommunications industry, has determined that Telefónica CTC Chile is a dominant operator of local telephony in many areas of Chile. As a result, the Company is subject to tariff decrees that regulate certain rates and fees the Company can charge for such local telephony services in most of the country. Tariff regulation, which is set every five years, may have a significant impact on Company revenues and its ability to compete in the marketplace, as the Company is required to charge the same tariff to all clients in a designated tariff area.

     Recent trends seen outside of Chile have shown an increased use of IP technology as a substitute for traditional voice services at lower prices. The Telecommunications Law in Chile requires a regulation to be defined for these services to be offered to the public. Additionally, in 2004, Subtel initiated a process of public inquiries for new regulations relating to IP telephony over broadband. The Company has participated in the public inquiry process, together with other industry operators, and has presented its opinion and legal objections to the proposal. Depending on their final outcome, these new regulations proposed by Subtel may adversely affect the Company’s businesses. Nevertheless, the use of this technology may serve as a substitute for the Company’s local and long-distance traffic. See “Item 4. Information on the Company—Business Overview—Licenses and Tariffs.”

     The Chilean Economy. The Company’s operations are located almost entirely in Chile therefore, the Company’s operating and financial performance is sensitive to, and dependent upon, the level of economic activity in Chile. Since experiencing a decline of 0.8% in GDP in 1999, the Chilean economy has recovered with GDP expanding at rates of 4.5% in 2000, 3.4% in 2001, 2.2% in 2002, 3.7% in 2003, 6.1% in 2004 and slightly above 6% in 2005. However, due to methodological changes in the measurement of the production of the telecommunications sector, the final GDP number could increase by approximately another 0.3% . The Central Bank’s concern for price stability has translated into the application of an inflation-targeting monetary approach. Since 2001, the inflation target has been defined as a symmetrical range of from 2.0% to 4.0%, centered on 3.0%, which must be met permanently over a medium-term horizon of two years. Due to this policy, the inflation reached 1.1% in 2003, 2.4% in 2004, and 3.7% in 2005. The current account had a surplus of 1.5 % of GDP in 2004 and a deficit of 0.1% in 2005. Annual average unemployment declined from 9.0% in 2002 to 8.1% in 2005 therefore, household spending is setting a foundation for the current expansion. In 2005 Chile had its largest budget surplus in eight years, more than doubling from the previous years’ 2.2% of GDP and reaching 4.8% of GDP in 2005, due to strong growth in domestic demand and towering copper prices. In spite of the favorable economic climate, there can be no assurance that the consumption of our products and services will grow in the same proportion.

     Increased Competition, New Entrants and M&A Activities. Telefónica CTC Chile faces intense competition in every aspect of its business. Telefónica CTC Chile competes with both mobile telephony and other fixed and cable telephony operators, none of which are subject to the same tariff regulations as the Company and therefore compete under different conditions. The Company’s market share in fixed lines has declined from 82% in 2000 to 71% in 2005. In 2004 and 2005, the competitive environment has led to major merger and acquisition activity, primarily in the cable operator business, where the top two companies consolidated and cover nearly 90% of the paid TV market, while also becoming a relevant player in broadband and fixed telephony. Additionally, in the mobile telephony business, in 2004 Telefónica Móviles (TEM) acquired Bellsouth in Chile and the mobile subsidiary of Telefónica

CTC Chile in order to merge these two companies. Additionally, during 2005, the Mexican operator America Movil (subsidiary of Telmex) acquired the local mobile operator Smartcom; Telecom Italia sold its controlling stake in Entel to the local group Almendral; and the fixed network operator Manquehue Net was acquired by the local data transmission operator, GTD Group.

     There is also an increase in competition with the entry of new operators in the market, primarily in the long-distance and data transmission businesses. Telefónica CTC Chile competes with fifteen other long-distance operators and with mobile telephone operators in the domestic long-distance market. As a result, the Company has faced intense pricing pressure, and a decreasing trend in traffic, which may result in further price decreases and market share losses in the future.

     The Mobile telephony market has continued to grow, reaching a level of approximately 11.2 million subscribers as of December 31, 2005, 19% higher than the previous year. The Company has experienced substitution since the introduction of mobile communications service, which has contributed to the declines in number of fixed lines, volume of local traffic and in domestic long-distance traffic.

     See also “Overview.”

E. Off-Balance Sheet Arrangements

     There are no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

F. Tabular Disclosure of Contractual Obligations

     The following table summarizes the Company’s contractual cash obligations and commercial commitments as of December 31, 2005 and the liquidity requirements for such obligations in the future periods specified.

	Payments due by period (in millions of constant Ch$ as of December 31, 2005)

		Less than			More than
Contractual Obligations:	Total	1 year	1-3 years	3-5 years	5 years

Long-term debt, including current maturities(1)	445,040	112,693	79,443	168,968	83,936
Capital (Finance) Lease Obligations(1)	242	17	38	38	150
Operating Lease Obligations	-	-	-	-	-
Purchase Obligations	57,087	57,087	-	-	-
Other Long-Term Liabilities Reflected on the
Company’s Balance Sheet under the GAAP of
the primary financial statements(2)	283,016	128,754	36,432	9,649	108,181
Other accounts payable and
due to related company(1)	27,501	27,501	-	-	-

Total contractual obligations	812,887	326,051	115,913	178,654	192,268

____________
(1)	Includes accrued interest as of December 31, 2005.

(2)	Other long-term liabilities include dividends payable, notes payable, miscellaneous accounts payable, accruals, withholdings and deferred taxes, severance indemnity obligations and other liabilities.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

     The Company is managed by its Board of Directors, which, in accordance with the Company’s Estatutos, or Bylaws, must consist of seven directors and their respective alternate directors. Six of the directors, together with their respective alternate directors, are elected by holders of the Series A Common Stock, each for a three-year term, at the General Annual Shareholders’ Meeting. Holders of the Series B Common Stock elect one director and one alternate director for a three-year term at the General Annual Shareholders’ Meeting.

     If a vacancy occurs on the Board of Directors during the course of any three-year term (for example, upon resignation of a director), the alternate director corresponding to the vacant position serves as director for the balance of the term. If such alternate director resigns, dies or by virtue of law becomes unable to serve as a director, the Board of Directors then appoints a new alternate director to serve until the date of the next General Annual Shareholders’ Meeting, when an election of the entire Board of Directors must take place.

     Telefónica CTC Chile’s Board of Directors was elected for a three-year term at the General Annual Shareholders’ Meeting held April 14, 2005. Alternate directors participate in discussions at the Board meetings but are entitled to vote only when their respective principal directors are absent. The Bylaws also require that the directors and alternate directors elected by the holders of Series B Common Stock be shareholders of the Company.

     As of April 27, 2006, Mr. Bruno Philippi resigned as chairman of the Company and the Board of Directors named Mr. Emilio Gilolmo as his replacement. Additionally, the Alternate Directors Mr. Juan Carlos Ros and Mr.Guillermo Ansaldo resigned their positions and Mr. Manuel Alvarez-Tronge and Mr. Manoel Amorim were named as their replacements until the next ordinary shareholder meeting.

     The Board of Directors appoints a General Manager (also known as the Chief Executive Officer) and such other executive officers as are deemed appropriate to implement the Board’s policies and decisions. The Chief Executive Officer of a public Chilean corporation cannot also serve as a director of such corporation.

     The Board of Directors must meet at least once per month.

     As of April 30, 2006, the Company’s directors and executive officers were:

Directors (1)
Name	Position

Emilio Gilolmo López (1)	Chairman of the Board of Directors and Director
Series A Common Stock
Narcís Serra Serra	Deputy Chairman of the Board of Directors and
Director Series A Common Stock
Andrés Concha Rodríguez	Director Series A Common Stock
Fernando Bustamante Huerta	Director Series A Common Stock
Patricio Rojas Ramos	Director Series A Common Stock
Hernán Cheyre Valenzuela	Director Series A Common Stock
Marco Colodro Hadjes	Director Series B Common Stock
José María Alvarez-Pallete	Alternate-Director Series A Common Stock
Manuel Alvarez-Tronge (1)	Alternate-Director Series A Common Stock
Luis Cid Alonso	Alternate-Director Series A Common Stock
Manoel Luiz Ferrao de Amorim (1)	Alternate-Director Series A Common Stock
Benjamín Holmes Bierwirth	Alternate-Director Series A Common Stock
Carlos Díaz Vergara	Alternate-Director Series A Common Stock
Alfonso Ferrari Herrero	Alternate-Director Series B Common Stock

Executive Officers
José Molés Valenzuela(2)	General Director and Chief Executive Officer
Cristián Aninat Salas	General Counsel and Secretary of the Board of Directors
Julio Covarrubias Fernández	Vice President-Chief Financial Officer and General
Manager of t-gestiona
Manuel Plaza Martin	Vice President-Technology and Operations
Franco Faccilongo Forno	Vice President- Commercial and Administrative Services

Luis Fernando de Godoy	Vice President-Small Businesses and Professionals
Nicolás Dominguez Staedke	Vice President-Strategy and Corporate Development
Jesús García Cuadrado	Vice President-Internal Auditing
Ricardo Majluf Sapag	Vice President-Telefónica Empresas
Mauricio Malbrán Houston	Vice President-Human Resources
Diego Martínez-Caro	Vice President-Management Control and Chief
Accounting Officer
Humberto Soto Velasco	Vice President-Regulation and Wholesalers
Rafael Zamora Sanhueza	Vice President-Residential Communications
_____________
(1)
The Board of Directors was elected for a three years period at the General Shareholder’s Meeting held on April 14, 2005. As of April 27, 2006, Mr. Bruno Philippi resigned as chairman of the Company and the Board of Directors named Mr. Emilio Gilolmo as his replacement. Additionally, the Alternate Directors Mr. Juan Carlos Ros and Mr.Guillermo Ansaldo resigned their positions and Mr. Manuel Alvarez-Tronge and Mr. Manoel Luiz Ferrao de Amorim were named as their replacements until the next ordinary shareholder meeting.

(2)	Appointed in September 2005.

     Certain of the Company’s directors also serve as directors or officers of other companies, including related companies (where noted below) and other companies in the Chilean telecommunications industry. See “Item 7. Major Shareholders and Related Party Transactions.”

     Set forth below is a brief biographical description of the directors and executive officers of the Company. All ages of directors and executive officers are stated as of April 30, 2006.

Directors

     Emilio Gilolmo López, 64, became a Series A director and the Chairman of the Board of Directors in April 2006. Within the Telefónica Group he has served as member of the board of Sogecable S.A. and Chairman of Lolafilms S.A. He has vast experience in the banking industry and as a professor in constitutional law at Complutense University of Madrid and the diplomatic academy. He is Vice President of the Spanish federation of humans rights protection, of the "Club Siglo XXI" and sponsor of the Ortega y Gasset foundation. He holds a law degree and a political science degree from the Universidad de Madrid.

     Narcís Serra Serra, 63, became a Series A director and Deputy Chairman of the Board in July 2004. He is the Chairman of Fundación CIDOB, of the National Museum of Art of Catalunya, Deputy Chairman of Catalunya’s Advisory Board of Telefónica S.A., member of the Board of TELESP, Telefónica Internacional, S.A. and Caixa Catalunya. Currently, he is a professor in Economic Theory at Universidad Autónoma de Barcelona. He holds an economics degree from Universidad de Barcelona and a Ph.D. in economics from Universidad Autónoma de Barcelona.

     Andrés Concha Rodríguez, 62, became a Series A director on April 26, 2001. He holds a bachelor’s degree in economics from the University of Chile. At present he is the General Director of the Chilean Federation of Industry, member of the board of Security Holdings, a financial institution, and a member of the board of Pilmaiquen Electrical Co.

     Fernando Bustamante Huerta, 66, became a Series A director on April 26, 2001. He is the Chairman of the board of Metro S.A. He is a general manager and partner of Inversiones El Olivar Ltda. He holds an accounting degree from Universidad de Chile.

     Patricio Rojas Ramos, 45, became a Series A director in April 2005. He is a partner of P. Rojas & Asociados, an economic consulting company. Currently, he is professor of the Department of Economics at the Universidad Católica de Chile. He holds an economics degree from the Universidad Católica de Chile and a Ph.D. from MIT.

     Hernán Cheyre Valenzuela, 51, became a Series A director on April 15, 2004. He is the Chairman of Econsult, a consulting company. He holds a commercial engineering degree from the Universidad Católica de Chile and a master’s degree in economics from the University of Chicago.

     Marco Colodro Hadjes, 64, became a Series B director on January 28, 2005. He holds an economics degree from the Universidad de Chile and a doctorate from the University of Paris. He has been Manager of International Commerce of Banco Central de Chile, Deputy Chairman of Banco del Estado de Chile and Chairman of Televisión Nacional de Chile.

     José María Alvarez-Pallete, 42, became a director on April 22, 2003. In September 1999 he became CFO of Telefónica, S.A. He was appointed Chairman and Chief Executive Officer of Telefónica Internacional on July 24, 2002. He is a member of the following Boards of Directors: Telefónica de España, Telefónica Móviles, Telefónica Móviles España, Telefónica Data, Telefónica Internacional, Telefónica de Argentina, Telesp, Telefónica CTC Chile, Telefónica de Perú, Cointel, Compañía de Teléfonos de Chile Transmisiones Regionales, Telefónica Larga Distancia de Puerto Rico, China Netcom and the Supervisory Board of Cesky Telecom. Mr. Álvarez-Pallete holds a graduate degree in Economics from the Complutense University of Madrid. He also studied Economics at the Université Libre de Belgique.

     Manuel Alvarez Trongé, 49, became a Series A alternate director in April 2006. He also serves as Secretary of the Board of Telefónica Internacional S.A. in Spain. He worked as a lawyer at the Superintendencia de Seguros de la Nación (the National Superintendent of Insurance) and served as Counsel of the Ministry of Justice of Perú and a Legal Manager of Perez Companc S.A. He has also been a professor at Austral, Saint Andrews and Buenos Aires Universities. He holds a law degree from Universidad de Buenos Aires.

     Luis Cid Alonso, 57, became an alternate Series B director in May 1995, a Series B director in December 1998 and a Series alternate director in February 2005. He is the Chairman of IEDE, UEA, OTIC and Past President of Cámara Oficial Española de Comercio de Chile. He holds directorship positions on the respective boards of directors of Aenor Chile, Fundación Eurochile, Cogan, Grupo Norte (Chile) and Rutas del Pacífico.

     Manoel Luiz Ferrão de Amorim, 47, became a Series A alternate director in April 2006. He is also a member of the boards of Telecomunicações de São Paulo S.A. – Telesp, Telefonica Empresas S.A., Fundação Telefonica and of the Câmara Americana de Comércio de São Paulo, or the American Chamber of Commerce of São Paulo. He holds a degree in chemical engineering from IME – Instituto Militar de Engenharia, the Military Engineering Institute and a masters degree in business administration from Harvard University.

     Benjamin Holmes Bierwirth, 57, became an alternate Series A director in April 2005. He is a member of the board of Zofri S.A., La Fuente Editores and Laboratorio City. He is also the Chairman of Sociedad de Inversiones y Asesorías Frutillar and founding partner of Portal del Arte S.A. He holds a commercial engineering degree from the Universidad de Chile.

     Carlos Díaz Vergara, 43, became an alternate Series A director on April 15, 2004. He is a member of the Commission of Risk Rating Securities that can be purchased by pension funds. Currently, he holds the positions of Dean and Professor of the School of Business and Economics at the Universidad de los Andes and Professor of the Department of Economics at the Universidad Católica de Chile. He holds a commercial engineering degree from the Universidad Católica de Chile, and has a master’s degree in economics from the University of California, Los Angeles.

     Alfonso Ferrari Herrero, 64, became an alternate Series B director on April 26, 2001. He is a director of Telefónica S.A. (Spain), Telefónica Internacional S.A. and Telefónica de Perú S.A.A., the Chairman of the Commission of Appointments and Payments of Telefónica de S.A., and President of the Audit Committee of Telefónica de Perú S.A.A. He holds a Ph.D. in electrical engineering from the Madrid University’s Politechnical School, and a master’s degree in business administration from Harvard University.

Executive Officers

     José Molés Valenzuela, 50, has been CEO of Telefónica CTC Chile since September 1, 2005 and was appointed General Director of Telefónica Móviles México in 2003. Between 2000 and 2003 he was General Director of Telefónica Móviles operations in Argentina, Brasil and Chile. He holds a degree in electronic engineering from UNED in Spain, and an MBA from Universidad de Deusto, Spain.

     Cristián Aninat Salas, 51, the Secretary of the Board of Directors since 1997 and the current General Counsel of Telefónica CTC Chile, joined the Company in 1994. He holds a law degree from the Universidad Católica de Chile.

     Julio Covarrubias Fernández, 48, the Chief Financial Officer of Telefónica CTC Chile, General Manager of t-gestiona, joined Telefónica CTC Chile in May 1995. He holds an industrial civil engineering degree from the Universidad Católica de Chile and a master’s degree in business administration from Cornell University.

     Manuel Plaza Martin, 50, Vice President of Technology and Operations, joined Telefónica CTC Chile in January 2006. He held the same executive position in Telefónica del Perú since January 2005. He is a technical industrial engineer from Universidad de Valladolid de Madrid.

     Franco Faccilongo Forno, 50, Vice President of Commercial and Administratives Services, joined Telefónica CTC Chile in 1981. His experience at the Company includes executive positions in the technology operations and customer service departments. He holds a degree in electronic civil engineering from the Universidad Técnica Federico Santa María and a master of science degree from the Imperial College of London University.

     Luis Fernando de Godoy, 42, Vice President of Small and Medium Business and Professionals, joined Telefónica CTC Chile in 2004. From 2001 to 2004 he worked as Business Director in Telefónica Brasil. He holds a Marketing degree in Escola Superior de Propaganda e Marketing (ESPM), and a master’s degree in business administration in Fundacão Getulio Vargas. (CEAG-FGV).

     Nicolás Domínguez Staedke, 35, Vice President of Strategy and Corporate Development, joined Telefónica CTC Chile in 2002. His experience at the Company includes head positions in the planning and development areas. Before he joined the Company, he was an executive manager at Telefónica Internacional S.A. He holds an engineering degree from RWTH Aachen University in Germany and a master’s in business administration from INSEAD, Fontainebleau, in France.

     Jesús García Cuadrado, 39, Vice President of Internal Auditing, joined Telefónica CTC Chile in September 2004. He has held the same executive position at Telefónica de España, since 2000. He holds a degree in economics from Universidad Autónoma de Madrid and a master’s in financial markets from Universidad Autónoma de Madrid.

     Ricardo Majluf Sapag, 59, Vice President of Telefónica Empresas, joined Sonda in June 1979 and was its General Manager from 1991 until June 2000. He joined Telefónica CTC Chile in June 2000. He holds a degree in civil industrial engineering from the Universidad Católica de Chile.

     Mauricio Malbrán Houston, 51, the Vice President of Human Resources, joined the Company in August 2001. He holds an electrical civil engineering degree from the Universidad de Chile.

     Diego Martínez-Caro, 35, Vice President of Management Control and Chief Accounting Officer, joined Telefónica CTC Chile in 2004. He held the same executive position in Telefónica del Perú since 2001. He holds a Degree in Economics from Universidad Complutense de Madrid and a Master’s in Business Administration from IESE - Navarra University.

     Humberto Soto Velasco, 47, the Vice President of Regulation and Wholesalers, joined Telefónica CTC Chile in July 2002. He holds an electrical civil engineering degree from the Universidad de Chile.

     Rafael Zamora Sanhueza, 40, the Vice President of Residential Customers, joined Telefónica CTC Chile in 1991. His experience at the Company includes head positions in the control and planning area. He holds a degree in civil industrial engineering and a master’s degree in industrial engineering from the Universidad de Chile.

B. Compensation of Directors and Officers

     Each director and alternate director, except for the Chairman of the Board and the Chairman Deputy of the Board, receives compensation equal to 120 UTMs (US$7,392 as of December 31, 2005) per month for attending board meetings and for expenses, provided he has attended at least one Board meeting in the month.

     The Chairman of the Board of Directors receives twice the compensation received by other directors. The Deputy Chairman of the Board of Directors receives 1.5 times the compensation received by other directors.

     The compensation for board members and their alternate directors is assigned at the General Annual Shareholders’ Meeting. For the year ended December 31, 2005, the compensation paid to directors and executive officers of the Company was as follows:

		In Thousands of Ch $

			Other
		Compensation	Compensation
Name	Position	2005	2005 (*)

Bruno Philippi Irarrázabal	Chairman and Director Series A	90,430	-
	Common Stock
Narcis Serra Serra(1)	Deputy Chairman and Director Series	67,496	-
	A Common Stock
Andrés Concha Rodriguez	Director Series A Common Stock	45,215	537
Fernando Bustamante Huerta	Director Series A Common Stock	45,215	-
Patricio Rojas Ramos(4)	Director Series A Common Stock	33,846	-
Hernán Cheyre Valenzuela(2)	Director Series A Common Stock	45,215	537
Marco Colodro Hadjes(4)	Director Series B Common Stock	45,215	-

José María Alvarez-Pallete(1)	Alternate—Director Series A	45,136	-
	Common Stock
Juan Carlos Ros Bruguera	Alternate—Director Series A	44,991	-
	Common Stock
Luis Cid Alonso	Alternate—Director Series A	45,215	-
	Common Stock
Guillermo Ansaldo Lutz (4)	Alternate—Director Series A	17,246	-
	Common Stock
Benjamín Holmes Bierwirth(4)	Alternate—Director Series A	33,846	-
	Common Stock
Carlos Díaz Vergara(2)	Alternate—Director Series A	45,215	-
	Common Stock
Alfonso Ferrari Herrero	Alternate—Director Series B	44,991	531
	Common Stock
			-
Alvaro Clarke de la Cerda (5)		11,369	-
Felipe Montt Fuenzalida (5)		11,369	-

Sub-Total (Directors)		672,008	1,605

Executives 70 persons		6,279,099	-
Total		6,951,107	1,605
________________________

(*)	Others include compensations to the Audit Committee, which was created on July, 2005. This committee is responsible in matters such as External Auditing, Financial Statements and Internal Auditing.

(1)
On July 20, 2004, the Board of Telefónica CTC Chile approved various changes in its composition. It accepted the resignation of the Vice Chairman and Director Mr. José María Alvarez-Pallete and his Alternate Mr. Juan Claro González. Mr. Narcís Serra Serra was designated Series A Director and Vice Chairman and as his Alternate Mr. José María Alvarez-Pallete was designated. In the same day, Mr. Guillermo Fernández Vidal presented his resignation as a Series A Alternate Director.

(2)	Director since April 15, 2004, elected at the General Shareholders’ Meeting.

(3)	Term ended on April 15, 2004, when shareholders at the General Shareholders’ Meeting elected the new members of the Board of Directors.

(4)	Director since April 14, 2005, elected at the General Shareholders’ Meeting .

(5)	Term ended on April 14, 2005, when shareholders at the General Shareholders’ Meeting elected the new members of the Board of Directors.

     As of April 2001, it was resolved at the shareholders’ meetings for each of the Company’s significant subsidiaries (i.e., subsidiaries in which the Company had more than a 50% stake) to eliminate directors’ fees. Consequently, during 2005, no fees were paid to directors of subsidiaries. In the case of each subsidiary, the decision to eliminate directors’ fees was adopted by the board of directors and approved by its shareholders.

     The Company does not compensate directors by other means such as bonus or profit-sharing plan, stock option plan, or pension, retirement or similar benefits.

C. Board Practices

     The Company’s directors are elected for a three-year term at the General Annual Shareholders’ Meeting. The current Board of Directors was elected at the General Annual Shareholders’ Meeting held on April 14, 2005, and its term expires in 2008. The Company has no service contracts with its directors.

Directors’ Committee

     According to Law 19,705, effective as of December 20, 2000, all limited liability public companies with a market capitalization greater than UF1,500,000 (equivalent to approximately US$52.6 million as of December 31, 2005) must appoint a directors’ committee composed of three directors, the majority of whom must be independent from the controlling shareholder.

     The Company’s current directors’ committee (the “Directors’ Committee”) was created by the Company’s Board on April 14, 2005. The budget for this committee and the monthly compensation of the committee members and alternate committee members for the year 2005 was approved at the General Annual Shareholders’ Meeting of the Company held on April 14, 2005.

     The main functions of the Directors’ Committee are (i) to review the account inspectors’ report and the external auditors’ report, (ii) to propose to the Company’s Board of Directors whom to designate as external auditors and local credit-rating agencies, (iii) to examine all applicable transactions involving directors and related parties under Articles 44 and 89 of the Chilean Corporations law and (iv) to review the salaries and bonuses of the Company’s senior executives. In addition, Telefónica CTC Chile’s Directors’ Committee examines all transactions involving the Company’s CEO and other senior executive officers. The Directors’ Committee examines, proposes and makes recommendations to the Board of Directors that are not binding upon the board.

     During 2005, the Directors’ Committee met twelve times to review the matters entrusted to them as is stipulated in the corresponding Committee acts. Additionally, the Committee approved the quarterly financial statements submitted to it by management.

     Each member and alternate member of the Directors’ Committee will receive compensation equal to UF30 (approximately US$1,052) per month for attending Directors’ Committee meetings, provided they have attended at least one Directors’ Committee meeting in such month. The annual budget of the Directors’ Committee amounts to Ch$75 million (approximately US$146,341).

     As of April 14, 2005, the Directors’ Committee is comprised of the following persons:

Regular Member	Alternate Member

Bruno Philippi Irarrázabal	José María Alvarez-Pallete
Patricio Rojas Ramos	Benjamín Holmes Bierwirth
Hernán Cheyre Valenzuela	Carlos Díaz Vergara

     For the year ended December 31, 2005, the following table lists the members of and the compensation paid to the Directors’ Committee:

		Total Compensation
		(in thousands of constant
Directors	Position	Ch$ as of December 31, 2005)

Bruno Philippi Irarrázabal	Director Series A Common	6,456
	Stock
Patricio Rojas Ramos (1)	Director Series A Common	4,838
	Stock
Hernán Cheyre Ramos (2)	Director Series A Common	6,456
	Stock
José María Alvarez-Pallete	Alternate—Director Series A	544
	Common Stock
Benjamín Homes Bierwirth(1)	Alternate—Director Series A	4,302
	Common Stock
Carlos Díaz Vergara (2)	Alternate—Director Series A	6,456
	Common Stock

Alvaro Clarke de la Cerda (2)		1,618
Felipe Montt Fuenzalida (3)		1,618
Luis Cid Alonso(3) (4)		1,078

Total		33,366

(1)	Position held since April 14, 2005.

(2)	Position held since April 15, 2004.

(3)	Term ended on April 14, 2005, when shareholders at General Annual Shareholders’ meeting elected the new members of the Board of Directors.

(4)	Position held since February 28, 2005, until April 14, 2005.

Audit Committee

     On July 21, 2005, an Audit Committee was created with a total of three independent members, in compliance with Rule 10A-3 of the Securities and Exchange Commission under the Sarbanes-Oxley Act. The Board of Directors named Mr. Andrés Concha, Mr. Alfonso Ferrari and Mr. Hernán Cheyre as audit committee members, with Mr. Cheyre serving as financial expert.

     The audit committee supervises the process of financial reporting, internal control systems over financial reporting and general oversight of the external auditors, as well as dealing with any related complaints.

     At the General Shareholders Meeting held on April 20, 2006, compensation for audit committee members was set at UF15 per session, with a maximum of six sessions per year. The expense budget for the audit committee was set at Ch$37 million for the year 2006.

     For further information please see “Significant Differences in Corporate Governance Practices from U.S. Companies” below.

Significant Differences in Corporate Governance Practices from U.S. Companies

     The following is a comparison of corporate governance practices followed by U.S. companies listed with the NYSE and our practices:

     According to the NYSE, listed U.S. companies must have a majority of independent directors who must meet at regularly scheduled executive sessions without management. According to Chilean law, our directors cannot serve as executives, accountants, auditors or CEO of the Company, though they need not be otherwise “independent” as defined by the NYSE. Our directors may meet individually or collectively with those they deem necessary to inform themselves and make decisions regarding the Company. See “Item 6. Directors, Senior Management and Employees” for a list of our board members.

     According to the NYSE, listed U.S. companies must adopt corporate guidelines that govern directors responsibilities, qualifications, compensation and education, management succession and an annual performance evaluation of the board. Chilean law, which we follow, dictates the composition, duration, duties and responsibilities of board members, as well as sanctions for non-compliance of these. Chilean law also requires that, at each Annual Shareholders’ Meeting, board remuneration must be approved, which we did on April 14, 2005. See “Item 6. Directors, Senior Management and Employees—Compensation of Directors and Officers.”

     According to the NYSE, listed U.S. companies must have an internal audit function to provide management with ongoing assessments of the company’s risk management process and the system of internal controls. Although there is no local law requirement to do so, the Company does have an internal audit department that conducts the assessment.

     According to the NYSE, listed U.S. companies, beginning the earlier of the first annual shareholders’ meeting after January 15, 2004 and October 31, 2004, must have an audit committee consisting of a minimum of three independent Board members who are financially literate and at least one who is a designated financial expert, while foreign companies, such as Telefónica CTC Chile, have to meet this requirement starting on July 31, 2005. Listed U.S. companies must also have compensation and nominating and corporate governance committees composed entirely of independent directors. Chilean law does not require these committees. However, Chilean Law does require open stock companies with a market capitalization above 1.5 million UF (approximately US$53 million) to have a Directors’ Committee, made up of three board members that are “independent,” as defined by Chilean law below, of the controlling shareholders and whose remuneration is determined by shareholders at the Annual Shareholders’ Meeting, to perform the following functions:

a) review and approve reports from account inspectors and external auditors, as well as the Company’s balance sheet and financial statements;

b) propose external auditors and rating agencies to the board;

c) review and inform the board of related party transactions;

d) review compensation and compensation plans for company executives; and e) any other matters stipulated according to company bylaws, board, or shareholders’ meeting decisions.

     Chilean law states that a director is independent when, excluding the votes from the controlling shareholder and their related parties, the director would have been elected. Accordingly, a director that is independent under Chilean law may not be independent under the NYSE’s corporate governance rules or under the SEC’s audit committee independence rules. The Company’s Directors’ Committee consists of three board members and their respective alternates, two of which are independent of the controlling shareholder, as defined by Chilean law. Chilean law has no requirement for members to be financial experts.

     According to the NYSE, listed U.S. companies’ CEOs must certify to the NYSE each year that they are not aware of any violation by the company of NYSE corporate governance listing standards. According to Chilean law, there is no such requirement, and this provision of the NYSE does not apply to foreign private issuers, such as Telefónica CTC Chile. However, according to the NYSE, all foreign private issuers, including Telefónica CTC Chile, must report to the NYSE when they become aware of a violation of the corporate governance listing standards and must provide an annual written affirmation to the NYSE of its compliance with the applicable NYSE audit committee rules and disclosure of significant differences with NYSE corporate governance rules applicable to domestic companies.

D. Employees

     As of December 31, 2005, Telefónica CTC Chile (excluding its subsidiaries) employed 2,945 persons. Telefónica CTC Chile’s subsidiaries employed 965 persons as of December 31, 2005.

     The table below sets forth the total number of employees as of December 31 of each year indicated, and the change from December 31 of the preceeding year.

	Number of
Year	Employees	% Change

2003	4,720	3.3%
2004	3,774	-20.0%
2005	3,910	+3.6%

     The table below sets forth the breakdown of the Company’s employees as of December 31 of each year indicated, and the change from December 31 of the preceding year.

Company	Number of Employees			% Change Between 2005 and 2004

	2003	2004	2005

Parent Company	2,624	2,817	2,945	+4.5%
Mobile	807	-	-
Long-Distance	289	149	143	-4.2%
Corporate Customer Communications	685	417	417	0%
Others	315	391	405	+3.6%
Total	4,720	3,774	3,910	+3.6%

     The 4.5% increase in the parent company with respect to 2004 is due to the restructuring process implemented over the course of the year 2004. The total increase in the number of employees is mainly explained by the strengthening of the new organization units and its new business projects’ focus on client attention.

     In 2003, the Company renewed its collective bargaining agreements with five unions representing 2,096 employees and introduced significant contractual changes. These changes aim to introduce greater flexibility in salaries, associating wages with both individual performance and Company results and generating mechanisms to gradually adapt salary to market conditions while increasingly basing scheduling on customer needs, and generally to create a collective bargaining agreement better suited to the current needs of the Company and its customers. Only 122 employees, from a few unions whose previous contracts will expire in December 2003, elected to invoke the provisions of Article 369 of the Chilean labor code and freeze their contract conditions for another 18 months.

     In 2004, a new collective bargaining agreement was finalized with “Federación Zonas” (unions from regions), an umbrella organization grouping seven unions and representing 247 employees. This agreement maintained the changes that had already been introduced for other unions. Thus, over 97% workers are currently subject to more flexible conditions allowing the Company to better adapt to customer needs, not only in scheduling but also in compensation and incentives.

     In 2005, 61.7% of the employees (2,431 persons) were members of 22 unions. During 2005, four unions negotiated contracts with the Company representing 286 employees. Only 74 employees elected to invoke Article 369 of the Chilean Labor Code and freeze the conditions of the previous labor contract for a period of 18 months starting in July 2005. During the year 2006, seven unions representing 2,105 employees will renegotiate their agreements.

     As of December 31, 2005, the Company’s severance indemnity provisions reached Ch$35,815 million (US$69.9 million). In January 2006, 155 employees were laid off, recognizing Ch$8,811 million (US$ 17.2 million) of severance indemnities in the first quarter of 2006. Under the law enacted in November 1980 that privatized the Chilean social security system, the Company is required to deduct from employees’ monthly wages a contribution to a personal pension fund owned by each employee, managed by Administradoras de Fondos de Pensiones or AFPs (Chilean Pension Funds), individually selected by the employee. Compulsory contribution, which currently amounts to approximately 13% of monthly taxable income (“MTI”) (up to a maximum MTI of UF60, equivalent to approximately US$2,104.4 per month), includes the costs of life insurance and disability insurance coverage. The Company’s statutory social security obligation is fully satisfied by the deduction and delivery to the corresponding AFP of such monthly contributions on behalf of the respective employees.

     Additionally, Chilean employees contribute 7% of their MTI (up to a maximum MTI of UF60, equivalent to approximately US$2,104.4 per month), to an ISAPRE (Chilean Health Insurance System) individually selected by the employee.

E. Share Ownership

     As of April 5, 2006, 15,100 shares of Series A Common Stock and 3 shares of Series B Common Stock were owned by the persons listed in Item 6.A as directors and officers, including those who held their positions as of December 31, 2005 and who are no longer officers or members of Telefónica CTC Chile’s Board of Directors. None of these persons owns more than 1% of any class of the Company’s outstanding shares. In addition, the persons listed in Item 6.A as directors and officers, including those directors who held their positions as of December 31, 2005 and who are no longer officers or members of Telefónica CTC Chile’s Board of Directors, own 56shares of Telefónica Mundo S.A.

     As of April 5, 2006, 138 non-executive employees of the Company owned 367,006 shares of Series A Common Stock and 43 non-executive employees of the Company owned 138,700 shares of Series B Common Stock, collectively representing 0.2% of the Company’s outstanding shares. There are no plans for employees to purchase stock options.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

     The following table sets forth certain information, on a subscribed share basis, as of April 5, 2006, with respect to each shareholder known to the Company to own beneficially 5% or more of any class of the Company’s shares of common stock and all directors and executive officers of the Company as a group:

	Series of	Number of Shares
Name and Address of Beneficial Owner	Common Stock	Beneficially Owned	% of Series	% of Total

Telefónica Internacional Chile	A	387,993,524	44.39	40.5
Avenida Santa María 0792, 4 Piso	B	41,739,487	50.19	4.4
Santiago, Chile
Citibank, N.A., as depositary(1) (73 registered holders)	A	107,379,031	12.28	11.2
111 Wall Street
New York, NY 10043, USA
AFP Habitat S.A	A	61,152,400	6.99	6.4
Avenida Providencia 1909	B	5,813,466	6.99	0.6
Santiago, Chile
AFP Provida S.A	A	60,263,771	6.89	6.3
Avenida Pedro de Valdivia 100	B	5,819,981	6.99	0.6
Santiago, Chile
All directors and executive officers,
as a group (5 persons)	A	15,100	(2)	(2)
	B	3	(2)	(2)
_______________________
(1)	Pursuant to the requirements of Chilean law, all shares of Series A Common Stock represented by ADSs are registered to Citibank, N.A., as depositary (the “Depositary”).

(2)	Represents less than 1%.

     The table below sets forth certain information, as of December 31, 2005, with respect to the twelve largest shareholders of Series A and B Common Stock:

	Number of Series A	Number of Series B
	Shares	Shares	Total	% of Total

Telefónica Internacional Chile S.A.	387,993,524	41,739,487	429,733,011	44.9%
Citibank N.A. (1)	110,153,551	0	110,153,551	11.5%
AFP Habitat S.A. (2)	61,152,400	5,813,466	66,965,866	7.0%
AFP Provida S.A. (2)	58,788,271	5,819,981	64,608,252	6.8%
AFP Cuprum S.A. (2)	40,543,657	3,733,769	44,277,426	4.6%
AFP Santa María S.A. (2)	26,325,979	2,238,363	28,564,342	3.0%
AFP Bansander S.A. (2)	26,336,878	2,069,887	28,406,765	3.0%
Banchile Corredores de Bolsa S.A.	14,564,824	415,913	14,980,737	1.6%
AFP Planvital S.A. (2)	8,750,161	627,281	9,377,442	1.0%
Citibank Chile Cta.de Terceros	8,296,761	357,132	8,653,893	0.9%
Cap.XIV Res
Celfin Capital S.A. Corredores de	6,799,048	337,260	7,136,308	0.7%
Bolsa
Larraín Vial S.A. Corredora de Bolsa	5,677,343	962,636	6,639,979	0.7%
Subtotal	755,382,397	64,115,175	819,497,572	85.6%
Other Shareholders	118,613,050	19,046,463	137,659,513	14.4%
Total	873,995,447	83,161,638	957,157,085	100.0%
___________________________
(1)	Depositary Bank acting on behalf of the Company’s ADS holders.

(2)	Pension fund.

     In July, 2004 Telefónica Internacional increased the percentage of ownership from 43.6% to 44.9% .

     As of December 31, 2003, 2004 and 2005, Citibank, N.A., as Depositary for the Company’s American Depositary Receipts (“ADRs”), owned approximately 14.44%, 11.64% and 11.51% of the Company’s shares, respectively. AFP Habitat, a Chilean pension fund, owned approximately 6.99%, 6.99% and 7.00% as of December 31, 2003, 2004 and 2005, respectively. AFP Provida, a Chilean pension fund, owned approximately 6.92%, 6.59% and 6.75% as of December 31, 2003, 2004 and 2005, respectively. During the year ended 2005, foreign investment funds decreased their investment in CTC from 1.1% to 0.7% in December 2005. The main purchasers of stock were a group of life insurance companies which increased their investment in the Company from 1.2% to 1.4% in December 2005.

     As of April 30, 2006, ADR holders (through the Depositary) held 10.86% of CTC's total shares, represented by 73 registered shareholders. 89.14% of the Company's total shares were held locally, in Chile, represented by 12,871 shareholders. All of the Company's shareholders have identical voting rights. The Company’s Series A Shareholders vote to elect six of the seven members of the board of directors and the Series B shareholders elect one member to the board of directors.

Controlling Shareholder

     Telefónica Internacional Chile owns 44.9% of all shares of the Company. Telefónica Internacional Chile is a 99.9% owned subsidiary of Telefónica Chile Holding B.V., which is indirectly wholly owned by Telefónica, through its subsidiary TISA.

B. Related Party Transactions

     Article 89 of the Chilean Corporations Law requires that a company’s transactions with related parties (defined as entities that belong to the same group of companies) be on similar terms to those customarily prevailing in the market. Directors and executive officers of companies that violate Article 89 are liable for losses or damages resulting from such violations. In addition, Article 44 of the Chilean Corporations Law provides that any transaction in which a director has a personal interest or is acting on behalf of a third party may be approved in advance by the board of directors only if the board of directors is informed of such director’s interest and if the terms of such transaction are similar to those prevailing in the market. If a transaction involves an amount greater than UF20,000 (approximately US$701,456), the board of directors must be presented with a report as to whether the terms of the proposed transaction are comparable to those prevailing in the market before such transaction takes effect. If it is impossible for the board of directors to determine the prevailing market terms, the board can appoint two independent appraisers and make a decision regarding the transaction in question only after the reports of both appraisers are received. If the opinions of two independent appraisers significantly differ, or if the terms and conditions of the action or contract in question are unfavorable to the shareholders of the Company, shareholders representing at least five percent of the issued voting stock may request that the board of directors summon a special meeting of shareholders to approve such transaction. Two-thirds of the issued voting stock must approve the transaction at such meeting. Resolutions approving such transactions must be reported to the Company’s shareholders at the next shareholders’ meeting. Violation of Article 44 may result in imposition of administrative or criminal sanctions upon responsible parties, and the Company, its shareholders, or interested third parties who suffer losses as a result of such violation have the right to receive compensation in certain situations.

     In accordance with Section 402 of the Sarbanes-Oxley Act of 2002, since July 2002, the Company has not and will not extend any loans to directors and officers. As of December 31, 2005, the Company does not have any outstanding loans to its directors or executive officers.

     In the ordinary course of its business, the Company engages in a variety of transactions with certain of its affiliates, primarily for the purchase, at fair market prices negotiated on an arm’s-length basis, of goods or services that may also be provided by other suppliers. The Directors’ Committee is informed of all such transactions in advance, and such transactions are approved by the Board of Directors. “See Item 6. Directors, Senior Management and Employees—Directors Committee.” Below are descriptions of such transactions with affiliates that are material to either the Company or the related counterparty. Financial information concerning these transactions is also set forth in Note 6 to the Audited Consolidated Financial Statements. As of December 31, 2005, the receivables from related parties amounted Ch$18,027 million and the payable to related parties amounted to Ch$27,501 million. The income and expenses from related party transactions resulted in a net expenses of Ch$47,342 million.

     Transactions with Telefónica

     Since June 30, 1992, the Company, through its subsidiary Telefónica Mundo, has had a correspondence agreement with Telefónica providing for the exchange of international long-distance traffic between Chile and Spain. This agreement, which has an indefinite term subject to cancellation by either party on six months’ notice, generated an income of Ch$196 million and Ch$643 million for the years ended as of December 31, 2004 and 2005. There were no income or expenses generated in the year 2003. The outstanding balances under the agreement in favor of the Company, as of December 31, 2004 and 2005, were Ch$41 million and Ch$802 million (US$1.6 million), respectively. There were balances payable by the Company amounting to Ch$179 million, as of December 31, 2004. There were no outstanding balances payable by the Company as of December 31, 2005.

     Transactions with Telefónica Internacional Chile

     In 1997, the Company entered into an agreement of technical service with Telefónica Internacional Chile (TISA) through which Telefónica Internacional Chile coordinates certain joint activities among the members of the Telefónica Group on behalf of the Company. Under the agreement, the Company incurred expenses of Ch$552 million in 2003, Ch$562 million in 2004 and Ch$571 million (US$1.1 million) in 2005. There were no outstanding balances in favor of the Company as of December 31, 2004 and 2005. There were balances payable at December 31, 2004 and 2005 amounting to Ch$280 million and Ch$280 million (US$0.5 million), respectively.

     On December 20, 1996, the Company entered into a current account agreement with Telefónica Internacional Chile, which provides for transfer of funds between the two parties. This short-term loan was fully paid in July 2004. These transactions with Telefónica Internacional Chile generated expenses of Ch$553 million and Ch$269 million in 2003 and 2004, respectively. There were no income or expenses generated in the year 2005. There was no interest payable for 2004 and 2005. There were no outstanding balances in favor of Telefónica CTC Chile as of December 31, 2004 and 2005.

     Transactions with Publiguías

     Effective as of January 1993, the Company entered into an agreement with Publiguías, a 9% affiliate of the Company until April 26, 2004, pursuant to which the Company invoiced and collected payments due from the sale of advertising space in, and distribution of, the telephone directory published by Publiguías. In return for these services, the Company received a percentage of the revenues generated by Publiguías through these sales. In August 2001, this agreement was terminated, thereby generating extraordinary revenue in the amount of Ch$11,389 million (US$15.8 million historic value) as compensation in connection with the termination of the contract. A new agreement for the provision of similar services was signed in the third quarter of 2001. The new agreement will remain in effect until June 2006. As a result of its participation in this agreement, the Company accrued net expenses of Ch$2,504 million for the year ended December 31, 2003, and net income of Ch$6,719 million and Ch$1,393 million (US$2.7 million) for the years ended December 31, 2004 and 2005, respectively. Under the agreement, the Company had balances payable to Publiguías in the amount of Ch$1,293 million and Ch$1,636 million (US$3.1 million) in 2004 and 2005, and had balances receivable from Publiguías of Ch$4,363 million and Ch$3,780 million (US$7.4 million) in 2004 and 2005, respectively. On April 26, 2004, the Company sold its 9% interest in Publiguías to Telefónica Publicidad e Información S.A. (TPI). The price of the transaction was US$14.8 million (historic value).

     Transactions with Terra Networks Chile S.A.

     On April 30, 1998, the Company entered into an agreement with Terra Networks Chile S.A. (“Terra Networks Chile”) a subsidiary of Telefónica S.A., pursuant to which the Company provided collection services to Terra Networks Chile. Furthermore, on June 1, 1999, the Company entered into an agreement with Terra Networks Chile pursuant to which Terra Networks Chile provides internet access to certain Chilean schools, the costs of which are to be paid by the Company to Terra Networks Chile. Telefónica CTC Chile also has an agreement to purchase online advertising from Terra Networks Chile for itself and its subsidiaries for the five years between 1999 and 2004. This contract was renewed and expires in December 2005. The Company recorded a net income of Ch$3,796 million, Ch$3,613 million and Ch$4,304 million (US$8.4 million) in the years 2003, 2004 and 2005, respectively, under these agreements. The Company had balances receivable from Terra Networks Chile of Ch$610 million and Ch$1,114 million (US$2.2 million) as of December 31, 2004 and 2005, respectively. Balances payable to Terra Networks Chile from the Company under these agreements amounted to Ch$4,347 million and Ch$4,154 million (US$8.1 million) as of December 31, 2004 and 2005, respectively.

     Transactions with Atento Chile

     On September 1, 1999, the Company and Atento Chile, a 28.84% affiliate of the Company, signed a five-year outsourcing agreement pursuant to which Atento Chile provided its telephone service platforms to the Company’s business units and customers. Such services included (i) directory information assistance, (ii) technical assistance and management of customer complaints, and (iii) corporate commercial information and sales. On May 22, 2001, this agreement was replaced by a new outsourcing agreement between the Company and Atento Chile, which expired on July 31, 2004. This contract was renewed and expires in December 2005. Under the agreement, Atento Chile provides to the Company directory assistance, technical assistance and customer complaint management, as well as general commercial and sales information. Similar agreements, involving all of the Company’s subsidiaries, are also in effect. Pursuant to all of the agreements discussed above, the Company recorded total net expenses of Ch$11,882 million, Ch$16,514 million and Ch$13,743 million (US$26.8 million) in 2003, 2004 and 2005. The outstanding balances payable to Atento Chile were Ch$1,841 million and Ch$661 million (US$1.3 million) as of December 31, 2004 and 2005, respectively. The outstanding balances payable in favor of the Company as of December 31, 2004 and 2005 were Ch$267 million and Ch$410 million (US$0.8 million), respectively.

     Transactions with Emergia Chile S.A.

     Effective as of October 10, 2000, the Company (through its subsidiary, Telefónica Mundo) has entered into an agreement with Emergia Chile S.A., a subsidiary of Telefónica S.A. (Spain), for the rental of capacity for international long-distance traffic delivery and data transmission for a term of 25 years. In addition, Emergia Chile uses parts of Telefónica Mundo’s long-distance infrastructure in Chile, paying Telefónica Mundo for its maintenance and operation. This agreement generated net income of Ch$1,039 million, Ch$612 million and Ch$831 million (US$1.6 million) for the years ended December 31, 2003, 2004 and 2005. The outstanding balances payable by the Company as of December 31, 2004 and 2005 were Ch$134 million and Ch$215 million (US$0.4 million), respectively. The outstanding balances in favor of the Company, as of December 31, 2004 and 2005, were Ch$44 million and Ch$104 million (US$0.2 million), respectively.

     Transaction with Correspondents of Telefónica Group

     In the year 2004, correspondent agreements were entered into with members of Telefónica Group. These members are Telefónica Argentina, Telefónica Sao Paulo, Telefónica Guatemala, Telefónica Perú, Telefónica Puerto Rico and Telefónica El Salvador. These agreements generated net income of Ch$245 million and Ch$163 million (US$0.3 million) for the years ended December 31, 2004 and 2005, respectively, and did not generate income or expenses for 2003. The outstanding balances payable by the Company as of December 31, 2004 and 2005 were Ch$201 million and Ch$254 million (US$0.5 million), respectively. The outstanding balances in favor of the Company, as of December 31, 2004 and 2005 were Ch$201 million and Ch$1,810 million (US$3.5 million), respectively.

     Transaction with Telefónica Procesos de Tecnología de Información S.A.

     During 2002, the Company sold to Telefónica Procesos de Tecnología de Información S.A. (“TPTI”), an affiliate of the Company, the ATIS license related to certain billing and customer care relationship applications that were developed by Telefónica CTC Chile for the use of Telefónica Group for US$21.7 million (equivalent to Ch$11,104 million as of December 31, 2005). TPTI then granted Telefónica CTC Chile a license to use these applications. This agreement did not generate income or expenses for 2003, 2004 and 2005. The outstanding balances in favor of the Company as of December 31, 2004 and 2005 were Ch$9,466 million and Ch$1,338 million (US$2.6 million), respectively. There was a balance payable by the Company of Ch$7,331 million (US$14.3 million) as of December 31, 2004. There were no balances payable by the Company as of December 31, 2005.

     Transactions with Telefónica Móviles S.A.

     In July 23, 2004, Telefónica CTC Chile sold 100% of its participation in Telefónica Móvil de Chile S.A. to Telefónica Móviles S.A. (TEM). The final price of the sale totaled US$1,321 million, which included a US$1,058 million payment for Telefónica Móvil de Chile S.A.’s outstanding equity, equivalent to Ch$736,325 million, and TEM’s assumption of Ch$168,000 million (US$263 million) (historic) of the existing debt of Telefónica Móvil de Chile S.A. with Telefónica CTC Chile. This transaction reported a net gain of Ch$303,540 million (US$470.0 million) in 2004. There were no balances in favor or payable to us with respect to this transaction. All the amounts disclosed in this paragraph are historic values as of July 23, 2004.

     Transactions with Telefónica Móvil de Chile S.A.

     As a result of the sale of Telefónica Móvil de Chile S.A. in July 23, 2004, the Company recognized a balance in favor of Ch$6,424 million and Ch$6,499 million (US$12.7 million) in December 31, 2004 and 2005, mainly related to access charges and rental of capacity and a balance payable of Ch$12,399 million and Ch$14,671 million (US$28.6 million) for the same years, mainly related to mobile interconnections (CPP), and expenses in the amount of Ch$12,013 million and Ch$28,497 million (US$55.6 million) for 2004 and 2005. There were no income or expenses generated in the year 2003.

     Transaction with Telefónica Móviles Chile Inversiones S.A.

     After the sale of Telefónica Móvil de Chile S.A. in July 23, 2004, this society changed its name to Telefónica Móviles de Chile S.A. As a result of long-distance contracts with Telefónica Móviles Chile which is related to the Company by Telefónica Móviles from Spain, Telefónica CTC Chile recognized a balance in favor of Ch$1,150 million (US$2.2 million) in December 31, 2005 and a balance payable of Ch$4,438 million (US$8.7 million). There were no balances payable and receivable for the year 2004. There were expenses in the amount of Ch$10,685 million (US$20.8 million) for 2005. There were neither expenses nor income generated in the years 2003 and 2004.

     Transactions with Telefónica Wholesale International Services

     The Company has an agreement with Telefónica Wholesale International Services for international data traffic services that expires in December 2005. This agreement generated expenses to the Company of Ch$1,193 million and Ch$2,117 million for the years ended December 31, 2003 and 2004, respectively, and did not generate income or expenses for 2005. The outstanding balances under the agreement in favor of Telefónica CTC Chile as of December 31, 2004 and 2005 were Ch$197 million and Ch$450 million (US$0.9 million), respectively. The Company had balances payable of Ch$924 million and Ch$678 million (US$1.3 million) in 2004 and 2005, respectively.

C. Interest of Experts and Counsels

     Not applicable.

ITEM 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

     See Item 18 for a listing of the Company’s Audited Consolidated Financial Statements, included in this Annual Report.

Legal Proceedings

     Unless expressly stated otherwise in this section, the amounts of judgments and claims for damages, as stated in Chilean pesos, do not include readjustment for inflation, interest and costs, which may be required at final judgment. When a judgment or claim is stated in a readjusting unit of currency, such as the UF, no further inflation readjustment is required.

Claims presented by VTR Telefónica S.A.

     On September 30, 2000, VTR Telefónica S.A. filed an ordinary suit against the Company for the collection of access charges in the amount of ThCh$2,500,000, based on the differences that would originate from the lowering of access charges rate due to Tarriff Decree No.187 of Telefónica CTC Chile. The initial judgment accepted VTR’s claim and the compensation alleged by Telefónica CTC Chile. The Company filed a motion to vacate and appeal, which is currently underway.

     Labor lawsuits

     The course of normal operations, labor lawsuits have been filed against the Company.

     To date, among others, there are labor proceedings involving former employees, who claim wrongful dismissal. These employees did not sign termination releases or receive staff severance indemnities. On various occasions, the Supreme Court has reviewed the judgments handed down on the matter, accepting the argument of the Company and ratifying the validity of the terminations.

     There are, in addition, other lawsuits involving former employees, whose staff severance indemnities have been paid and their termination releases signed, and who, in spite of having chosen voluntary retirement plans or having been terminated due to company needs, intend to have the terminations voided. Of these lawsuits, to date, two have received a judgment favorable to the Company, rejecting the annulments.

     Certain unions have filed complaints before the Santiago Labor Courts, requesting damage payments for various concepts.

     In the opinion of Management and internal legal counsel, the risk that the Company will be required to pay indemnities in the amount claimed in the previously mentioned lawsuits, in addition to other civil and labor suits in which the Company is the defendant, is remote. Management considers it unlikely that the Company’s income and equity will be significantly affected by these loss contingencies. As a consequence, no provision has been established in relation to the indemnities claimed.

Lawsuit against the Government

     On October 31, 2001, Telefónica CTC Chile filed an administrative motion before the Ministry of Transport and Telecommunications and the Ministry of Economy, requesting correction of the errors and illegalities in Rate Decree No. 187 of 1999.

     On January 29, 2002, the Ministries issued a joint response rejecting the administrative recourse, a determination which they arrived at after having “carefully evaluated, only the viability and timeliness of the petition made, considering the set of circumstances that concur in the problem stated and the prudence that must orient public actions,” and added that such rejection “has had no other motivation than to protect the general interest and progress of the telecommunications services.”

     Upon extinguishing the administrative instances to correct the errors and illegalities involved in the tariff-setting process of 1999, in March 2002, Telefónica CTC Chile filed a lawsuit for damage against the State of Chile for the sum of Ch$181,038,411,056 (historic value), plus readjustments and interest, which covers past and future damages until May 2004. The judicial process is currently at the stage of issuing a verdict.

Manquehue Net

     On June 24, 2003, Telefónica CTC Chile filed a forced compliance of contracts complaint with damage indemnity before the mixed arbitration court of Mr. Victor Vial del Río against Manquehue Net, in the amount of Ch$3,647,689,175, in addition to costs incurred during the proceeding. Likewise, and on the same date, Manquehue Net filed a compliance with discounts complaint (in the amount of UF 107,000), in addition to an obligation to perform complaint (signing of a 700 services contract). After completion of the evidence period, on June 5, 2004 the arbiter called the parties together to pronounce a verdict.

     On April 11, 2005, the Court accepted the claim made by Telefónica CTC Chile and sentenced Manquehue to pay approximately Ch$452 million. The Court also accepted Manquehue’s claim and sentenced Telefónica CTC Chile to pay 47,600 UF. Telefónica CTC Chile filed an appeal for dismissal on the grounds of errors in the form in both cases, which are currently pending before the Court of Appeals of Santiago.

Dividend Policy and Dividends

Dividend Policy

     Telefónica CTC Chile’s dividend policy (including the policy set by the Board of Directors with respect to the payment of interim dividends for each year) is announced at the General Annual Shareholders’ Meetings of the Company. At such meetings, the Board of Directors presents for the shareholders’ consideration and approval its proposals for a final dividend for the preceding year.

     The Company implements its dividend policy in compliance with Chilean law, pursuant to which the Company’s Bylaws provide that the Company must distribute a cash dividend in an amount at least equal to 30% of its net income for the relevant year, unless otherwise decided by unanimous vote of the shareholders of the issued and subscribed shares.

     On September 21, 2004, Telefónica CTC Chile’s Board of Directors amended the Company’s dividend policy, increasing the distribution of dividends to 100% of annual profits, and approved the proposal to the shareholders of the distribution of accumulated retained earnings as of December 31, 2004. This policy has been maintained during 2005.

     The dividend policy for future years will be in line with the Company’s “Financial Plan,” which focuses primarily on a gradual increase in the rate of self-financing, so as to adjust the financial structure of the Company to the requirements of the Development Plan. However, this dividend policy will depend on several factors, including the amount of net income generated each year, economic projections that may periodically be made, or certain other events that may affect the Company’s ability to distribute dividends. The availability of funds will also determine the degree of compliance with the dividend policy. Telefónica CTC Chile’s Board of Directors plans to maintain a dividend policy keeping the Company’s cash flow for the coming years and the projected performance of its financial indicators. Therefore, the 2006 dividend policy contemplates distributing 100% of net profits for each fiscal year through the payment of an interim dividend in November and a final dividend in May of the following year, subject to approval at the respective General Annual Shareholders’ Meeting.

     Additionally, on April 20, 2006, at an extraordinary shareholders’ meeting, a capital reduction of Ch$40,200,513,570 (approximately US$75 million) and its distribution to shareholders was approved. The amount per share will be Ch$42 (Ch$168 per ADS).

Dividends

     Dividends are paid to shareholders of record on the fifth business day (including Saturdays) prior to the payment date. The following table sets forth the amounts per share of annual dividends paid out of the Company’s earnings in the years 2001 through 2005. These amounts represent, for each year, a sum of the interim dividends plus the final dividend paid with respect to such year. No dividends were paid in 2002 and 2003 (the dividend paid in July 2003 was charged against retained earnings).

	Dividends Paid		Total Dividends Paid

			Per Share(1)		Per ADS

	Dividends
	against Net	Additional
Fiscal Year	Income	Dividends	Total (Ch$)(2)	Total (US$)(3)	Total (US$)(3)

2001	1.3(4)	0.0	1.3	0.002	0.008
2002	0.0	0.0	0.0	0.000	0.000
2003	0.0(5)	17.5(6)	17.5	0.029	0.116
2004	264.6(7)	394.3(8)	658.9	1.182	4.728
2005	69.8(9)	51.0(10)	120.8	0.236	0.943

(1)	Represents dividend amounts paid with respect to Series A and B Common Stock. Per share information does not take into account any Chilean withholding tax.

(2)	Amounts shown are presented in Chilean historic pesos.

(3)
Translated into U.S. dollars at the Observed Exchange Rates as of December 31 of the respective year. Per ADS information is based on four underlying shares of Series A Common Stock per one ADS, and does not take into account any Chilean or U.S. withholding tax.

(4)
At the Company’s General Annual Shareholders’ Meeting on April 5, 2002, the Board of Directors proposed for shareholders’ approval the payment of a final dividend in the aggregate amount of Ch$1,233,497,420 (historic value), which represented 30% of the Company’s net income for 2001. The dividend was paid in May 2002 and amounted to Ch$1.29 per share.

(5)	As a result of a net loss sustained by the Company in year 2002, the Company did not distribute any dividends with respect to net income for the year 2002.

(6)	Extraordinary dividend charged to retained earnings as of December 31, 2002.

(7)	Includes a final dividend corresponding to the period 2003 for an amount of Ch$3.2 per share, and an interim dividend of Ch$131.44 and Ch$130.00 per share charged against 2004 net income.

(8)	Final dividend charged to retained earnings as of December 31, 2003.

(9)	Includes a final dividend of Ch$58.8 charged to net income as of December 31, 2004. It also includes an interim dividend of Ch$11 per share charged to 2005 net income.

(10)	Includes an interim dividend charged to retained earnings as of December 31, 2004.

     The final dividend approved at the shareholders’ meeting of April 2006, corresponds to Ch$14,654,591,912 which equals Ch$15.31054 per share.

     On July 11, 2003, the extraordinary shareholders’ meeting of Telefónica CTC Chile approved the payment of an extraordinary dividend amounting to Ch$17.5 per share. The gross dividend amounted to Ch$70.0 per ADR and was paid in Chile on July 30, 2003 and paid to ADR holders by Citibank N.A. on August 1, 2003.

     On May 7, 2004, a final dividend charged against net income of the period 2003 was paid for an amount of Ch$3.2 per share.

     On July 15, 2004, as a result of the Telefónica Móvil de Chile S.A. sale, shareholders agreed to approve the dividend payment of US$800 million. The Board of Directors agreed to pay US$200 million of the dividend as an interim dividend for 2004 and shareholders approved a U.S.$600 million dividend to be charged against retained earnings. Therefore, the distribution was an interim dividend of US$0.21 per share, charged against fiscal year 2004 profits and a dividend of US$0.63 per share, charged against accumulated retained earnings. These dividends were paid on August 31, 2004. See “Item 4. Information On The Company—Divestitures.”

     On November 4, 2004, in line with the dividend policy approved in September 2004, the Company distributed an interim gross dividend of Ch$130 per share or US$0.21 per share, charged against fiscal year 2004.

     Dividends paid during 2004, as part of the Telefónica Móvil de Chile S.A. transaction and the new dividend policy, resulted in the distribution of 29% of the value of the stock.

     On May 30, 2005, a final dividend charged against net income 2004 was paid for an amount of Ch$58.8 per share or US$0.10 per share. Also, on May 30, 2005, an interim dividend of Ch$51.0 per share or US$0.10 per share was paid and charged to 2004 retained income.

     On November 30, 2005, an interim dividend of Ch$11 per share or US$0.01 per share was paid and charged to the first nine months of 2005 net income.

     Dividends received by the Company’s shareholders that are not Chilean residents, including holders of ADSs, are subject to Chilean withholding tax. See “Item 10. Additional Information—Taxation—Chilean Tax Considerations.”

     As a general requirement, shareholders who are not residents of Chile must register with the Central Bank to have dividends, sale proceeds, or other amounts with respect to their shares remitted outside of Chile through the formal currency market. Under the Foreign Investment Contract (as defined below in “Item 10. Additional Information—Exchange Controls and Other Limitations Affecting Security Holders”), the Depositary has been granted access to the Formal Exchange Market to convert cash dividends from pesos to dollars and to pay such dollars to ADR holders outside of Chile.

B. Significant Changes

     No undisclosed significant change has occurred since the date of the Audited Consolidated Annual Financial Statements.

ITEM 9. THE OFFER AND LISTING

A. Offer and Listing Details

Common Stock Prices and Related Matters

     Shares of Series A Common Stock and Series B Common Stock are currently traded in Chile on the Bolsa de Comercio de Santiago (the “Santiago Stock Exchange”). Such shares are also listed on the Bolsa de Corredores-Bolsa de Valores (the “Valparaíso Stock Exchange”) and on the Bolsa Electrónica de Chile-Bolsa de Valores (the “Electronic Stock Exchange”). The Santiago Stock Exchange is Chile’s principal exchange accounting for approximately 81.9% of all equity traded in Chile during 2005. Approximately 16.8% of equity trading in Chile during 2005 was conducted on the Electronic Stock Exchange, an electronic trading market that was created by banks and non-member brokerage houses, while the remaining 1.3% of equity was traded on the Valparaíso Stock Exchange.

     Since July 20, 1990, shares of Series A Common Stock are traded in the United States on the New York Stock Exchange (the “NYSE”) in the form of ADSs, which are evidenced by ADRs. Originally, each ADS represented 17 shares of Series A Common Stock. Effective January 2, 1997, this ratio was changed to four shares of Series A Common Stock per ADS. Pursuant to the requirements of Chilean law, all shares of Series A Common Stock represented by ADSs are owned of record by Citibank, N.A., as Depositary.

     The table below sets forth, for the periods indicated, the reported high and low closing sales prices for the shares of the Company’s Series A Common Stock and Series B Common Stock on the Santiago Stock Exchange and the high and low sales prices of the ADSs as reported by the NYSE.

	Santiago Stock Exchange				NYSE

	(Ch$ per Share(1))				(US$ per ADS(2))
	High		Low		High	Low

	Series A	Series B	Series A	Series B

2001	2,390	1,850	1,590	1,250	15.88	8.92
2002	2,620	1,855	1,450	1,100	15.75	7.90
2003	2,600	2,200	1,610	1,200	15.91	8.81
2004	2,390	2,150	1,450	1,240	16.83	9.40
2005	1,710	1,610	1,091	1,000	11.88	8.55

2004
First quarter	2,390	2,150	1,770	1,510	16.83	11.72
Second quarter	2,050	1,760	1,750	1,500	12.90	11.28
Third quarter	2,004	1,810	1,450	1,240	12.79	9.40
Fourth quarter	1,714	1,641	1,505	1,400	11.44	10.03
2005
First quarter	1,710	1,610	1,550	1,450	11.88	10.80
Second quarter	1,650	1,600	1,410	1,325	11.52	9.57
Third quarter	1,588	1,465	1,434	1,330	11.67	10.20
Fourth quarter	1,459	1,351	1,091	1,000	11.10	8.55
October	1,459	1,351	1,320	1,225	11.10	9.70
November	1,320	1,225	1,211	1,200	9.96	9.30
December	1,226	1,219	1,091	1,000	9.58	8.60
2006
First quarter	1,264	1,060	1,055	1,000	9.70	8.00
January	1,264	1,060	1,090	1,000	9.70	8.65
February	1,160	1,060	1,055	1,015	8.85	8.02
March	1,185	1,059	1,120	1,020	8.94	8.39
April	1,195	1,080	1,150	1,050	9.18	8.78
_____________
(1)	Chilean pesos are reflected at historic values.
(2)	1 ADS = 4 shares of Series A Common Stock.

     On April 30, 2006, there were 25,986,058 ADSs (equivalent to 103,944,231 shares of Series A Common Stock) outstanding, held by approximately 73 holders of record. On that date, such ADSs represented 10.86% of the total number of issued and outstanding shares of the Company’s common stock.

Debt Securities

     Trading in the Company’s 7.625% Notes due July 15, 2006 and 8.375% Notes due January 1, 2006 (together, the “Debt Securities”) takes place primarily in the over-the-counter market. Accordingly, the Company does not have information regarding the trading of the Debt Securities.

B. Plan of Distribution

     Not applicable.

C. Markets

     See “Item 9. A. The Offer and Listing—Offer and Listing Details—Common Stock Prices and Related Matters.”

D. Selling Shareholders

     Not applicable.

E. Dilution

     Not applicable.

F. Expenses of the Issue

     Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A. Share Capital

     Not applicable.

B. Memorandum and Articles of Association

     Set forth below is certain information concerning Telefónica CTC Chile’s capital stock and a brief summary of certain significant provisions of the Company’s Bylaws and Chilean law. This description does not purport to be complete and is qualified by reference to the Bylaws, which have been attached as an exhibit to this Annual Report.

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

Shareholders’ Rights

     Shareholders’ rights in Chilean companies are governed generally by a company’s bylaws (which effectively serve the purpose of both the articles, or certificate, of incorporation and the bylaws of a corporation in the United States). Additionally, the Chilean Corporations Law and the Supreme Decree 587 (the “Regulations on Corporations”) govern the operation of companies and provide for the upholding of shareholder rights. Finally, Decree-Law 3500, which regulates the pension funds, permits the investment by pension funds in stock of qualified companies, indirectly affects corporate governance and prescribes certain rights of shareholders.

     The Chilean securities markets are principally regulated by the SVS (Chilean Security and Exchange Commission) under the Securities Market Law and the Corporations Law. These two laws contain disclosure requirements, impose restrictions on insider trading and price manipulation, and provide protection of minority investors. The Corporations Law clarifies rules and requirements for establishing “open” corporations while eliminating authority supervision of “closed” companies. Open corporations are those which: (i) have 500 or more shareholders, (ii) have 100 or more shareholders who own as a group together at least 10% of the subscribed capital (excluding those whose individual holdings exceed such percentage), or (iii) register in the securities record on a voluntary basis or in compliance with a legal requirement. Telefónica CTC Chile is an open corporation. The Securities Market Law establishes requirements for public offerings, stock exchanges and brokers and outlines disclosure requirements for companies that issue publicly offered securities.

     Under Articles 12 and 54 and Title XV of the Securities Market Law, certain information regarding transactions in shares of open corporations must be reported to the SVS and be informed to the Chilean exchanges on which such shares are listed. Holders of shares of open corporations are required to report the following to the SVS and the Chilean exchanges:

(i)	any acquisition or sale of shares that results in the holder’s acquiring or disposing of 10% or more of an open corporation’s capital; and

(ii)
any acquisition or sale of shares or options to buy or sell shares, in any amount, if made by a holder of 10% or more of an open corporation’s capital or if made by a director, liquidator, main officer, general manager or manager of such corporation.

     Persons or entities intending to acquire control of an open corporation are also required to inform the public in advance through a notice published in a Chilean newspaper. The notice must disclose the price and conditions of any negotiations. Prior to such publication, a written communication to such effect must be sent to the SVS and the Chilean exchanges.

     The Company’s Bylaws (Article 5 Bis), as well as Decree-Law 3500 (Article 112), establish rules regarding limits of concentration of the Company’s share capital. According to the law, the maximum amount of shares that a person can accumulate, directly, indirectly or through related persons, is 65% of the capital with voting rights. However, the Company’s Bylaws establish a concentration limit of 45% of the capital with voting rights. With the objective of maintaining the concentration limits, the Company cannot issue a quantity of shares that surpasses the concentration limit.

     If a shareholder accumulates more than 45% of the capital with voting rights, such shareholder must sign a commitment to deconcentrate this ownership stake. Said commitment must be in the form of a public deed and an extract of the commitment must be published in the Official Gazette and in a newspaper of nationwide circulation (Decree-Law 3500, Articles 124 and 128). The commitment must include a time limit within which the deconcentration of the ownership must be realized, which may not exceed five years from the date of the signing of the commitment. If the deconcentration does not occur within the agreed time period, the issuer must sell in a stock exchange, on behalf and at the risk of the shareholder, the number of shares necessary to reduce such shareholder’s ownership to the 45% limit.

     The Bylaws (Article 40 Bis) and Decree-Law 3500 (Article 116) also establish the following regulations related to concentration of capital: no shareholder may exercise, personally or through others, the right to vote the shares held in excess of the maximum limit of concentration established in the Bylaws, that is, more than 45% of the capital with voting rights; and no person may represent shareholders that, as a group, own more than 45% of the Company’s capital with voting rights. One share represents the right to one vote and, when a shareholder gives another person the right to represent him in a shareholders’ meeting, this representation must be for the total amount of shares that he owns.

     Under articles 28, 29, and 67 No. 5 of the Chilean Corporate Law, a capital reduction requires the approval of shareholders by a shareholders’ meeting with a minimum quorum of two thirds of the outstanding shares with voting rights. In addition, there must be a publication of the reform extract accepting a capital reduction and after a 30-day waiting period, the capital reduction will become effective through either the allotment of capital or the company’s purchase of its own shares. The 30-day time period provides third parties and minority shareholders the opportunity to exercise their corresponding rights through revocable shares. In addition, under Article 69 of the Tax Code, a company cannot realize capital reductions without previous authorization of the Internal Tax Service.

Capitalization

     Under Chilean law, a corporation “issues” its stock as soon as the shareholders authorize an increase in such corporation’s capital. When a shareholder subscribes for shares, the shares are registered with such shareholder’s name, and the shareholder is treated as a shareholder for all purposes, except receipt of dividends, unless otherwise stipulated in the Bylaws of the corporation. The shareholder becomes eligible to receive dividends once such shareholder has paid for the shares. If a shareholder does not pay for shares for which such shareholder has subscribed on or prior to the date agreed upon for payment, the corporation is entitled to auction the shares on the stock exchange, and has a cause of action against the shareholder for the difference between the subscription price and the price received at auction. However, until such shares are sold at auction, the shareholder continues to exercise all his rights (except the right to receive dividends). Authorized shares that have not been paid for within the maximum period of three years from the date of issuance determine that the capital of the corporation is automatically reduced to the amount effectively paid within such period.

     The Company’s Bylaws authorize two classes of common stock, Series A Common Stock and Series B Common Stock. The rights of both series of shares are identical, except that the holders of Series B Common Stock are entitled as a class only to (i) elect one of seven directors and an alternate director for that director and (ii) name one of three liquidators of Telefónica CTC Chile in the event of its dissolution.

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

     The Company’s Bylaws (Article 18), as well as the Chilean Corporations Law (Article 38), stipulate that the Board of Directors can only be fully dissolved by a General or Special Shareholders’ Meeting (as defined below). The individual or collective dissolution of the Board of Directors by one or more of the Board members is not allowed.

     The Bylaws require that any act or contract by the Company in which a director or an officer, or a party related to them, holds an interest must be previously approved by two-thirds of the Board of Directors, and the terms of the act or contract must be adjusted to similar equity conditions to those prevailing in the market.

     The Company’s Bylaws include a chapter governing the creation and functions of the Directors’ Committee, which was created by the Board of Directors on April 26, 2001. For more information on the Directors’ Committee, see “Item 6. Directors, Senior Management and Employees—Board Practices—Directors’ Committee.”

Preemptive Rights and Increases of Share Capital

     The Chilean Corporations Law grants certain preemptive rights to shareholders of all Chilean companies. Thus, options to purchase shares from capital increases or convertible securities have to be offered, at least one time, preferentially to shareholders on a pro rata basis.

Dividend and Liquidation Rights

     In accordance with Chilean Corporate law, the Company must distribute mandatory cash dividends of at least 30% of its net income of the year calculated in accordance with Chilean GAAP, unless otherwise decided by a unanimous vote of the shareholders. See “Item 8. Financial Information—Dividend Policy and Dividends.” In addition, under Chilean Law dividends can only be paid from net income or retained earnings.

     At the option of the Company, the portion of any dividend that exceeds the mandatory limits established pursuant to Chilean law may be paid in cash, in shares of the Company or in shares of open corporations held by the Company. Shareholders who do not expressly elect to receive a dividend other than in cash are legally presumed to have decided to receive the dividend in cash.

     Dividends that are declared but not paid within the appropriate time period set forth in the Bylaws for payment of such dividends (as to minimum dividends, 30 days after declaration; as to optional dividends, the date set for payment at the time of declaration) are adjusted to reflect the change in the value of the UF from the date set for payment to the date such dividends are actually paid. Such dividends also accrue interest for operations readjustable during such period. The right to receive a dividend lapses if it is not claimed within five years after the time the dividend becomes due. In the event of a liquidation of the Company, the holders of fully paid shares would participate in a pro rata distribution of assets available after all creditors have been paid.

Shareholders’ Meetings and Voting Rights

     The General Annual Shareholders’ Meeting of the Company is held during the first four months of each year. Extraordinary Meetings of Shareholders may be called by the Board of Directors when deemed appropriate or when requested by shareholders representing at least 10% of the issued voting shares or by the SVS. Notice to convene the General Annual Shareholders’ Meeting or a Special Shareholders’ Meeting is given by means of a notice published in a newspaper of Telefónica CTC Chile’s corporate domicile (currently, Santiago) or in the Official Gazette in the prescribed manner by the law and its rule. Notice must also be mailed to each shareholder and given to the SVS at least 15 days prior to the meeting.

     The quorum to constitute a shareholders’ meeting is established by the presence, in person or by proxy, of shareholders representing at least the absolute majority of the issued voting shares of the Company; if a quorum is not present at the first meeting, the meeting can be reconvened and shareholders present at the reconvened meeting are deemed to constitute a quorum regardless of the percentage of the shares represented. The agreements will be adopted by the absolute majority of the present or represented shares with voting rights. However, if a shareholders’ meeting is called for the purpose of: (i) transformation, merger or division of the Company, (ii) an amendment to the term of duration or early dissolution, (iii) a change in corporate domicile, (iv) a decrease of corporate capital, (v) approval of capital contributions or assessments of assets other than cash, (vi) modification of the faculties reserved to shareholders or limitations of attributions on the Board of Directors, (vii) reduction in the number of Directors comprising the Board, (viii) the sale, transfer or disposition of 50% or more of the Company’s assets, either including or excluding their corresponding liability, or the formulation or modification of any business plan which includes the sale, transfer or disposition of the Company’s asset in such percentage, (ix) the form of distributing corporate benefits, (x) real or personal guarantees to caution liabilities of any third party, in an amount exceeding 50% of the Company’s total assets, (xi) the purchase by the Company of the Company’s issued stock in accordance with Articles 27A and 27B of Law 18,046, (xii) corrections of formal defects with regard to the Company’s incorporation or amendments to the Bylaws relating to any of the matters enumerated above, or (xiii) any other alluded to in the Bylaws, the vote required at such meeting is two-thirds of the issued voting Shares as established in Article 44 of the Bylaws of the Company.

     The Company’s Bylaws (Article 45 Bis), as well as Decree-Law 3500 (Article 121), state that the approval of 75% of voting shares is required in a Special Shareholders’ Meeting, in order to modify the following provisions or bylaws:

(a)	the share concentration limit of 45% of the capital with voting rights;

(b)
the quorum of two-thirds of the Board of Directors that is required for the prior approval of the agreements and contracts between the Company and its majority shareholders, board members and executive officers, or persons related to them;

(c)	the obligation of the Board of Directors to always act within the limits determined by the investment and financing policy approved by the General Annual Shareholders’ Meeting;

(d)	the obligation of the General Annual Shareholders’ Meeting to approve the investment and financing policy proposed by management;

(e)
the fact that the following matters are subject to approval of a Special Shareholders’ Meeting: the sale of assets or rights of the Company that have been declared essential to its operations in the investment and financing policy, as well as the creation of encumbrances upon such assets, and the modification of the investment and financing policy approved at the General Annual Shareholders’ Meeting;

(f)
the requirement that no shareholder may exercise, personally or through others, the right to vote shares held in excess of 45% of the capital with voting rights and that no person may represent shareholders that, as a group, own more than 45% of the capital with voting rights;

(g)	the rules that regulate the withdrawal rights of the AFPs;

(h)	the obligation to present to the General Annual Shareholders’ Meeting and to send to shareholders a copy of the account inspectors’ report and of the investment and financing policy; and

(i)
the obligation of the General Annual Shareholders’ Meeting to designate two account inspectors and two alternate account inspectors to examine the accounts, inventory, balance sheet and other financial statements.

     Chilean law does not require a publicly traded company to provide the level and type of information that United States securities laws require a reporting company to provide to its shareholders in connection with a solicitation of proxies. Under Chilean law, a notice of a shareholders’ meeting listing matters to be addressed at the meeting must be mailed not later than 15 days prior to the date of a meeting. In the case of a General Annual Shareholders’ Meeting, an annual report of the Company’s activities, which includes audited financial statements for the Company, must also be mailed to certain shareholders (corresponding to the higher value between (i) those shareholders owning 90% of the shares, and (ii) those shareholders representing 35% of total shareholders which have an investment higher than 120 UF). Additionally, the Company regularly provides, and management intends to continue to provide, a proposal for the final dividend, a statement of the proposed dividend policy for interim dividends for the then current year and a statement of Telefónica CTC Chile’s Investment and Financing Policy required by Decree-Law 3500 discussed below. See “Item 8. Financial Information—Dividend Policy and Dividends.”

     The Chilean Corporations Law provides that, whenever shareholders representing 10% or more of the issued voting shares so request, a summary of the comments and proposals that shareholders requested in relation to the businesses of the company must be included as an exhibit to the company’s annual report. The Chilean Corporations Law also provides that, whenever the board of directors of an open company convenes a general meeting of shareholders, solicits proxies for the meeting, and distributes information supporting its decisions or other similar materials, it must include pertinent comments and proposals requested by such shareholders.

     Only shareholders registered as such with the Company at least five days prior to the date of a shareholders’ meeting are entitled to attend and vote their shares. Shareholders may appoint another individual (who need not be a shareholder) as their proxy to attend and vote on their behalf. Every shareholder entitled to attend and vote at a shareholders’ meeting has one vote for each share subscribed. The Company’s Bylaws (Article 46), as well as the Chilean Corporations Law (Article 68), stipulate that the shares belonging to shareholders who, during a period of over five years, have not collected dividend payments that the Company has distributed and have not attended shareholders’ meetings that were held, are not considered for quorum purposes or for the voting majorities required at the shareholders’ meetings. When one of the mentioned conditions ceases to occur, those shares must again be considered for the above-mentioned purposes.

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

Approval of Financial Statements and Investment and Financing Policy

     The Board of Directors is required to submit the Company’s financial statements to the shareholders annually for their approval. If the shareholders reject the financial statements, the Board of Directors must submit new financial statements not later than 60 days from the date of the meeting. If the shareholders reject the new financial statements, the entire Board of Directors is deemed removed from office and a new Board of Directors is elected at the same meeting. Directors who individually approved such financial statements rejected by the Company’s shareholders are disqualified for re-election for the ensuing period.

     As mandated by Decree-Law 3500 (discussed below) and as required by Telefónica CTC Chile’s Bylaws, at each General Annual Shareholders’ Meeting, shareholders of the Company must consider for approval a statement of general investment directives and limitations proffered by management. At the General Annual Shareholders’ Meeting held in April 2005, the Investment and Financing Policy for 2005 was approved by Telefónica CTC Chile’s shareholders.

     The Company’s current Investment and Financing Policy requires that the maximum consolidated debt-to-equity ratio of Telefónica CTC Chile and its subsidiaries not exceed 1.6.

     Under the terms of the Investment and Financing Policy notwithstanding the restrictions imposed by law or by the Bylaws on the grant of real or personal guarantees to secure third-party obligations, the Company’s management may not agree to grant real or personal guarantees to secure obligations of the Company or of third parties, other than subsidiaries, except upon shareholder approval at an extraordinary shareholders’ meeting. Cash obligations arising from amounts payable for the purchase of goods or real estate are exempt from the foregoing, if they are secured by the assets purchased. The Company may agree to restrictions on the distribution of dividends with lenders only after shareholder approval at a General Annual Shareholders’ Meeting or at an extraordinary shareholders’ meeting.

     The Investment and Financing Policy for 2006 also contains restrictions on the disposition of assets or property rights that are essential for the functioning of the Company, including the networks, central switches, equipment and parcels of land used to provide services pursuant to government licenses. Such assets may, however, be modified or replaced for reasons of technical or economic obsolescence. As of the General Annual Shareholders’ Meeting held in April 2005, the Company’s essential assets also included 51% of the shares of subsidiaries Telefónica Empresas and Telefónica Mundo.

     Finally, the Investment and Financing Policy, approved at the General Annual Shareholders’ Meeting, established that the Company will concentrate investment resources in all areas of its business defined in its Bylaws.

Right of Dissenting Shareholders to Tender Their Shares

     The Chilean Corporations Law provides that, at an extraordinary shareholders’ meeting upon any of the resolutions enumerated below, dissenting shareholders acquire the right to withdraw from a Chilean company and to compel that company to repurchase their shares, subject to certain terms and conditions.

     “Dissenting” shareholders are defined as (i) shareholders who vote against a resolution and thus acquire the right to withdraw from the company, or (ii) shareholders who are absent from a shareholders’ meeting and who state in writing to the company their opposition to the resolution adopted at such a meeting. Dissenting shareholders must manifest their withdrawal rights by tendering their stock to the company within 30 days of adoption of the resolution in question (except in the case of pension fund shareholders, as discussed below).

     The price paid to a dissenting shareholder of a public (open) company for such shares is the weighted average of the closing sale prices for the company’s shares, as reported on the relevant stock exchanges, for the 60-day period preceding the event giving rise to the withdrawal right.

     Under the Chilean Corporations Law, a dissenting shareholder’s right to withdraw arises upon adoption of resolutions concerning the following matters:

(a)	transformation of the company;

(b)	merger of the company with another entity;

(c)	disposition of 50% or more of the corporate assets under the terms described in “Item 10. Additional Information—Memorandum and Articles of Association—Shareholders’ Meetings and Voting Rights”;

(d)	grant of real or personal guarantees to secure third-party obligations in an amount exceeding 50% of the corporate assets;

(e)
creation of preferential rights for a class of shares or modification of those already existing, in which case the right to withdraw only accrues to the dissenting shareholder of the class or classes of shares adversely affected;

(f)	corrections of formal defects with regard to the company’s incorporation or amendments to the Bylaws relating to any of the matters enumerated above;

(g)	such other causes as may be established by the Company’s bylaws and the Chilean Law;

Registrations and Transfers

     The Company’s shares are registered by the Company acting as its own transfer agent, as is customary among Chilean corporations. In the case of jointly owned shares, an attorney-in-fact must be appointed to represent the joint owners in the Company.

C. Material Contracts

     There were no material contract signed in the year 2005.

D. Exchange Controls and Other Limitations Affecting Security Holders

     Telefónica CTC Chile has outstanding ADRs and Debt Securities. Each of these securities is subject to requirements as to issuance and other matters established by the Central Bank.

     The Central Bank is, among other things, responsible for monetary policies and for exchange controls in Chile. Appropriate registration of a foreign investment in Chile permits the investor to access the formal currency market. Foreign investments can be registered with the Foreign Investment Committee under Decree-Law 600 of 1974, as amended, or with the Central Bank under the Central Bank Act. The Central Bank Act is an organic constitutional law requiring a “special majority” vote of the Chilean Congress to be modified.

     Chapter XIV of Title I of the Compendium of Rules on Foreign Exchange (the “Compendium”) issued by the Central Bank authorizes qualifying Chilean issuers to offer convertible debentures or debt securities both in Chile and abroad. Pursuant to an amendment of the Compendium issued by the Central Bank on April 19, 2001, any new international issue of convertible debentures or debt securities must be carried out through the Formal Exchange Market, and the participants must inform the Central Bank of the issuance. However, all issuances of debt made prior to the April 19, 2001 amendment of the Compendium, including certain of the Debt Securities of the Company, remain subject to the rules and regulations as in effect at the time of their respective issuances.

     The following is a summary of the relevant portions of the Central Bank’s regulations regarding issuance of convertible debentures and debt securities denominated in currencies other than pesos in the international markets. This summary does not purport to be complete and is qualified in its entirety by reference to Resolution No. 254-15-921029, which has been incorporated by reference as an exhibit to the Company’s Registration Statement on Form F-3 (File No. 333-5184), as filed with the Commission on July 22, 1996 and as amended on January 7, 1999, and by reference to the resolutions of the Central Bank authorizing the issuance of the debt securities which are the subject of the above-referenced Registration Statement.

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

     Until September of 1998, the Compendium made foreign loans granted to (including international debt offerings issued by) Chilean individuals or companies subject to a mandatory deposit of an amount equal to 30% of the proceeds of the loan in a one-year, non-interest bearing U.S. dollar account with the Central Bank (or to payment of a charge to the Central Bank on the next business day after the time the foreign currency is converted into Chilean pesos in an amount equal to interest on such deposit at the rate of the twelve-month LIBOR for U.S. dollar deposits plus 4.0% for one year). On June 26, 1998, the Central Bank lowered the amount of this mandatory deposit to 10% of loan proceeds, and further reduced this amount to 0% on September 17, 1998. Although the mandatory deposit was eliminated from the Compendium on April 19, 2001, it is still within the Central Bank’s powers, according to its organic law, to reinstate such mandatory deposit requirement.

     International investors must purchase internationally offered debt securities with foreign currency and receive foreign currency-payable securities.

     A foreign investment and exchange contract was entered into by the Central Bank, the Company and The Bank of New York as depositary in 1990 (the “Foreign Investment Contract”) pursuant to Article 47 of the Central Bank Act and to Chapter XXVI of the Compendium (“Chapter XXVI”). On December 30, 1996, the Foreign Investment Contract was amended to incorporate the designation of Citibank N.A. as the successor depositary for Telefónica CTC Chile’s ADR program. Although an amendment made by the Central Bank on April 19, 2001, repealed Chapter XXVI, it continues to be enforceable with respect to contracts entered into pursuant to Chapter XXVI, such as the Foreign Investment Contract.

     The following is a summary of certain provisions of the Foreign Investment Contract. This summary does not purport to be complete and is qualified in its entirety by reference to Chapter XXVI and the Foreign Investment Contract.

     Under the Chapter XXVI and the Foreign Investment Contract, the Central Bank grants to the Depositary, on behalf of ADR holders, and to any non-Chilean investor who withdraws shares of Series A Common Stock upon delivery of ADRs (such shares being referred to herein as “Withdrawn Shares”) access to the formal currency market to convert pesos to dollars (and remit such dollars outside of Chile) with respect to shares of Series A Common Stock represented by ADSs or Withdrawn Shares, including amounts received as (a) cash dividends, (b) proceeds from the sale in Chile of Withdrawn Shares (subject to receipt by the Central Bank of a certificate from the holder of the Withdrawn Shares (or from an institution authorized by the Central Bank) that such holder’s residence and domicile are outside of Chile and a certificate from a Chilean exchange (or from a brokerage or securities firm established in Chile) that such Withdrawn Shares were sold on a Chilean exchange), (c) proceeds from the sale in Chile of rights to subscribe for additional shares of Series A Common Stock, (d) proceeds from the liquidation, merger or consolidation of the Company, and (e) other distributions, including without limitation, those resulting from any re-capitalization, as a result of holding shares of Series A Common Stock represented by ADSs or Withdrawn Shares. Transferees of Withdrawn Shares are not entitled to any of the foregoing rights under Chapter XXVI. Investors receiving Withdrawn Shares in exchange for ADRs have the right to redeposit such shares in exchange for ADRs, provided that the conditions to redeposit are satisfied.

     Shares of Series A Common Stock acquired as described above may be deposited for ADRs and receive the benefits of the Foreign Investment Contract, subject to receipt by the Central Bank of a certificate from the Depositary stating that such deposit has been made and that the related ADRs have been issued along with a declaration from the person making such deposit waiving the benefits of the Foreign Investment Contract with respect to the deposited shares.

     Access to the Formal Exchange Market under any of the circumstances described above is not automatic. Pursuant to Chapter XXVI, such access requires the Central Bank’s approval of a request presented through a banking institution established in Chile. The Foreign Investment Contract provides that, if the Central Bank has not acted on such request within a period of seven business days, the request will be deemed approved.

     The Central Bank regulations provide that a person who brings foreign currency to Chile for the purpose of purchasing shares of Series A Common Stock must convert such currency into pesos on the same date and has five banking business days within which to invest in such shares in order to receive the benefits of the Foreign Investment Contract. If such person decides within such period not to acquire the shares, such person can access the Formal Exchange Market to reacquire dollars, provided that the applicable request is presented to the Central Bank within seven banking business days of the initial conversion into pesos. Shares of Series A Common Stock acquired as described above may be deposited for ADSs and receive the benefits of the Foreign Investment Contract, subject to: (i) receipt by the Central Bank of a certificate from the Depositary stating that such deposit has been made and that the related ADRs have been issued, and (ii) receipt by the custodian bank for the ADRs of a declaration from the person making such deposit waiving the benefits of the Foreign Investment Contract with respect to the deposited shares.

     Under current Chilean law and judicial precedents, the Foreign Investment Contract cannot be changed unilaterally by the Central Bank. While the authorization to issue the Debt Securities is a unilateral act of the Central Bank, other authorizations of the Central Bank have not been historically rescinded. Although this area was significantly liberalized as a result of the amendment made by the Central Bank on April 19, 2001, additional Chilean restrictions applicable to the holders of Debt Securities or ADRs, to the disposition of any such security, or the repatriation of the proceeds from such disposition, may be imposed in the future. There can be no assessment of the duration or impact of such restrictions, if imposed.

     The Central Bank regulations that became effective on July 4, 1995 (the “New Central Bank Regulations”) required persons bringing foreign currency into Chile for the purpose of acquiring pesos to purchase securities to either (1) establish a non-interest bearing deposit with the Central Bank of Chile for a one-year term in an amount equal to 30% of foreign currency brought into Chile, or (2) pay a charge to the Central Bank at the time the foreign currency is converted into pesos in an amount equal to interest on such deposit for one year at the rate of 12-month LIBOR plus 4%. The New Central Bank Regulations were amended in October of 1996 to make them applicable to persons bringing foreign currency into Chile for the purpose of purchasing securities from certain issuers thereof as part of a capital increase by the issuer. However, these rules do not apply to foreign investments made for purposes of purchasing newly issued shares under Chapter XXVI and an ADR investment contract. The New Central Bank Regulations apply to subsequent transactions in which foreign currency is brought into Chile to purchase securities in secondary market transactions. On September 17, 1998, the Central Bank eliminated this mandatory deposit requirement. Despite this elimination, the Central Bank may at any time reinstate its deposit requirements in any amount up to 40%. Although the mandatory deposit was eliminated from the Compendium on April 19, 2001, its imposition still constitutes one of the Central Bank’s powers.

     The New Central Bank Regulations may affect the price and volume of trading in securities in Chile, including the price and volume of trading in the Company’s common stock. The New Central Bank Regulations may also affect the amount of any differential in prices between American Depositary Shares evidencing securities of Chilean issuers, including the Company’s ADSs, and prices of the underlying securities in Chile, including the common stock. However, the Company is unable to assess at this time the impact of the New Central Bank Regulations on the securities markets in Chile, the market for the Company’s common stock in Chile or the market for its ADRs. The Company is unable to predict whether (and, if so, how or when) the New Central Bank Regulations will be modified or terminated or what effect any such modifications or termination will have on the securities markets in Chile, the market for the Company’s common stock or the market for its ADRs.

E. Taxation

     The following discussion contains a description of the material Chilean and U.S. federal income tax consequences of the acquisition, ownership and disposition of shares of Series A common stock or ADSs (evidenced by ADRs) representing shares of Series A Common Stock by certain holders. This summary is based upon the tax laws of Chile and the United States as in effect on the date of this annual report, which are subject to change, possibly with retroactive effect, and to differing interpretations. You should consult your own tax advisors as to the Chilean, U.S. federal or other tax consequences of the acquisition, ownership and disposition of shares of Series A Common Stock or ADSs, including, in particular, the effect of any state, local or non-U.S., or non-Chilean tax laws.

Chilean Tax Considerations

     The following discussion summarizes the principal Chilean tax consequences of the acquisition, ownership and disposition of shares of Series A Common Stock, or any ADSs representing such Series A Common Stock by an individual holder who is not domiciled or resident in Chile or by a legal entity not organized under the laws of Chile and with no permanent establishment in Chile (a “Foreign Holder”). For purposes of Chilean taxation, an individual holder is a resident of Chile if such holder has resided in Chile for more than six consecutive months in any one calendar year, or for a total of more than six months in two consecutive years. A Chilean citizen generally will be treated as a domiciliary and resident of Chile for Chilean tax purposes unless such person can demonstrate the contrary.

     To date, there is no income tax treaty in force between Chile and the United States. However, an agreement for the avoidance of double taxation is in negotiations between Chile and the U.S.A.

Deposit and Withdrawal of Series A Common Stock in Exchange for ADSs

     The deposit and withdrawal of shares of Series A Common Stock in exchange for ADSs is not subject to any Chilean taxes. As to the tax basis of shares of Series A Common Stock received by a Foreign Holder in exchange for ADSs, the Company has obtained a Ruling (the “Ruling”) from the Chilean tax authorities that provides that the Chilean tax authorities will abide by the valuation procedure set forth in the Depositary Agreement, which values shares at the highest price at which shares of Series A Common Stock were traded on the Santiago Stock Exchange on the date of the withdrawal of the shares of Series A Common Stock from the Depositary.

Taxation of Dividends

     Cash dividends paid by the Company with respect to the shares of Series A Common Stock held by Foreign Holders will be subject to a Chilean withholding tax at the rate of 35% (the “Withholding Tax”), which is withheld and paid over by the Company. A credit against the Withholding Tax is available based on the level of corporate income tax actually paid by the Company on the income to be distributed (the “First Category Tax”). Full applicability of the First Category Tax credit at the 17.0% rate results in an effective Withholding Tax rate of 21.7%. Consequently, the Withholding Tax rate with respect to dividends fluctuates between 21.7 % and 35.0%, depending on whether or not the Company is subject to the First Category Tax.

     Due to the Company’s increased investments in fixed assets since 1994, taxable income generally has been negative or less than the dividends distributed to its shareholders as of that date. Consequently, no First Category Tax credit has been available generally, resulting in the application of the maximum 35% Withholding Tax rate for most of the period since 1994.

     The First Category Tax credit, if available, does not reduce the Withholding Tax on a one-for-one basis because it also increases the base on which the Withholding Tax is imposed. In addition, if the Company distributes less than all of its distributable income, the credit for First Category Tax paid by the Company is reduced proportionately. The example below illustrates the effective Chilean Withholding Tax burden on a cash dividend received by a Foreign Holder, assuming a Withholding Tax rate of 35%, an effective First Category Tax at the maximum rate of 17.0%, and a distribution of 100% of the Company’s net income that is distributable after payment of the First Category Tax.

Example:	CH$

Company taxable income	100
First Category Tax (17% of Ch$100)	(17)

Net distributable income	83
Dividend distributed by the Company	83
Withholding Tax
(35% of the Company’s taxable income)	(35)
Credit for First Category Tax	17

Net Withholding Tax	(18)

Net dividend received	65 (83-18)

Effective dividend withholding tax rate	21.7% (18/83)

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

     A capital reduction, such as the one that will be voted on by the Company's shareholders at the April 20, 2006 shareholder's meeting, is generally tax free to holders of Series A Common Stock or ADSs except in certain circumstances, such as the existence of: (i) pending taxable net income from prior periods, (ii) pending net income (retained earnings), and (iii) capitalized share premiums generated by above market price capital increases on which the Company elected to not pay taxes at the time of issuance. If the Company's shareholders approve the captial reduction at the shareholder's meeting, the Company believes that a tax will apply. The exact amount of the tax related to the capital reduction of the year 2006 is not yet available.

Taxation of Capital Gain on the Sale of Shares of Series A Common Stock and ADSs

     The Ruling provides that gains from sales or other dispositions of ADSs are not subject to any Chilean taxes, provided that such sales occur outside of Chile.

     In general terms, gains recognized on a sale or exchange of shares of Series A Common Stock held by Foreign Holders will be subject to Chilean income taxes at an effective rate of 35% if either (i) the Foreign Holder has held the shares for less than one year since exchanging ADSs for shares of Series A Common Stock or (ii) the Foreign Holder acquired and disposed of the Series A Common Stock in the ordinary course of its business or as a habitual trader of shares. In all other cases, gains on the disposition of shares of Series A Common Stock will be subject to a Chilean tax imposed at the rate of 17%, with the exception of certain exemptions directed to foreign institutional investors (for example mutual funds and pension funds) which comply with defined characteristics in the Chilean tax law.

     The distribution and exercise of preemptive rights relating to shares of Series A Common Stock will not be subject to Chilean taxes, however, amounts received in exchange for the sale of preemptive rights will be subject to Chilean income taxes at an effective rate of 35%.

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

Withholding Tax Certificates

     Upon request, the Company will provide to Foreign Holders appropriate documentation evidencing the payment of the Chilean Withholding Tax (net of the applicable First Category Tax). For further information, the investor should contact:

Citigroup
Depositary Receipt Services
388 Greenwich Street 14th floor
New York, New York 10013, USA

U.S. Federal Income Tax Considerations

     The following discussion is a summary of the material U.S. federal income tax consequences of the acquisition, ownership and disposition of shares of Series A Common Stock or ADSs by U.S. Holders, as defined below, but does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a particular investor’s decision to acquire such securities. This discussion deals only with shares of Series A Common Stock and ADSs held as capital assets for U.S. federal income tax purposes and it does not describe all of the tax consequences that may be relevant to U.S. Holders subject to special rules, such as:

  certain financial institutions;

  insurance companies;

  dealers and traders in securities or foreign currencies;

  persons holding shares of Series A Common Stock or ADSs as part of a hedge or similar transaction;

  persons whose functional currency for U.S. federal income tax purposes is not the U.S. dollar;

  partnerships or other entities classified as partnerships for U.S. federal income tax purposes;

  persons liable for the alternative minimum tax;

  tax-exempt organizations;

  persons holding shares of Series A Common Stock or ADSs that own or are deemed to own ten percent or more of the Company’s voting stock; or

  persons who acquired shares of Series A Common Stock or ADSs pursuant to the exercise of any employee stock option or otherwise as compensation.

     This discussion is based on the Internal Revenue Code of 1986, as amended (referred to herein as the “Code”), final, temporary and proposed Treasury regulations, administrative pronouncements of the U.S. Internal Revenue Service (the “IRS”) and judicial decisions, all as currently in effect, all of which are subject to change, possibly with retroactive effect. This discussion is also based in part on representations by the depositary and assumes that each obligation under the Deposit Agreement and any related agreement will be performed in accordance with its terms. Holders of shares of Series A Common Stock or ADSs should consult their own tax advisors regarding the application of the U.S. federal income tax laws to their particular situations as well as any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

     As used herein, the term “U.S. Holder” means a beneficial owner of shares of shares of Series A Common Stock or ADSs that is for U.S. federal income tax purposes:

  a citizen or resident of the United States;

  a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States or of any political subdivision thereof; or

  an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

The U.S. federal income tax treatment of a partner in a partnership that holds shares of shares of Series A Common Stock or ADSs will depend on the status of the partner and the activities of the partnership. Partners in such partnerships should consult their own tax advisors.

General

     In general, for U.S. federal income tax purposes, a U.S. Holder of ADSs will be treated as the beneficial owner of the shares of the Series A Common Stock represented by those ADSs. Accordingly, deposit and withdrawals of shares of Series A Common Stock in exchange for ADSs will not result in the realization of gain or loss for U.S. federal income tax purposes.

     The U.S. Treasury has expressed concerns that parties to whom depositary shares such as the ADSs are pre-released may be taking actions that are inconsistent with the claiming of foreign tax credits by U.S. Holders of the ADSs. Such actions would also be inconsistent with the claiming of the reduced rate of tax, described below, applicable to dividends received by certain non-corporate holders. Accordingly, the analysis of the creditability of Chilean taxes and the availability of the reduced tax rate for dividends received by certain non-corporate holders, each described below, could be affected by actions taken by parties to whom the ADSs are pre-released.

     This discussion assumes that the Company has not been, and will not become, a passive foreign investment company, a “PFIC,” for U.S. federal income tax purposes, as described more fully below.

Taxation of Dividends

     Distributions made by the Company of cash or property (other than certain pro rata distributions of common shares) generally will constitute a taxable dividend to the extent paid out of the Company’s current or accumulated earnings and profits, as determined under U.S. federal income tax principles. The full amount of any dividend paid in respect of shares of Series A Common Stock or ADSs (including the amount of Chilean taxes withheld therefrom) will be included in the gross income of a U.S. Holder as foreign source dividend income at the time that the dividend is received by the U.S. Holder, in the case of shares of shares of Series A Common Stock, or by the depositary, in the case of ADSs. Subject to applicable limitations and the discussion above regarding concerns expressed by the U.S. Treasury, dividends paid to non-corporate U.S. Holders in taxable years beginning prior to January 1, 2009 will be subject to taxation at a maximum rate of 15%. Dividends paid by us will not be eligible for the dividends received deduction generally allowed to U.S. corporations under the Code.

     The amount of any dividend paid in Chilean pesos generally will be calculated by reference to the exchange rate for converting Chilean pesos into U.S. dollars in effect on the date that the dividend is received by the U.S. Holder, or, in the case of ADSs, by the depositary, regardless of whether the payment is in fact converted into U.S. dollars. If the dividend is converted into U.S. dollars on the date of receipt, U.S. Holders generally should not be required to recognize foreign currency gain or loss in respect of the dividend income. A U.S. Holder may recognize foreign currency gain or loss, which would be treated as ordinary gain or loss, if the dividend is not converted into U.S. dollars on the date of receipt. U.S. Holders should consult their own tax advisors regarding the calculation and U.S. federal income tax treatment of foreign currency gain or loss. The amount of any distribution of property other than cash will be the fair market value of such property on the date of distribution.

     Subject to certain limitations and restrictions that may vary depending on a holder’s particular circumstance, and subject to the discussion above regarding concerns expressed by the U.S. Treasury, a U.S. Holder will be entitled to a foreign tax credit against its U.S. federal income tax liability for the net amount of Chilean income taxes (after reduction for the credit for First Category Tax) withheld. The limitation on foreign taxes eligible for credit is determined separately with respect to specific classes of income. U.S. Holders should consult their own advisors regarding the availability of foreign tax credits in light of their particular circumstances. Instead of claiming a credit, U.S. Holders may, at their election, deduct such otherwise creditable Chilean taxes in computing their taxable income, subject to generally applicable limitations under U.S. law.

Taxation of Capital Gains or Losses

     Upon a sale or other disposition of Series A Common Stock or ADSs, a U.S. Holder generally will recognize gain or loss equal the difference between the amount realized on such sale or other disposition (including any Chilean taxes withheld) and the holder’s adjusted tax basis in the shares of Series A Common Stock or ADSs. Such gain or loss will be capital gain or loss, and will be long-term capital gain or loss if the U.S. Holder held the shares of Series A Common Stock or ADSs for more than one year. The deductibility of capital losses is subject to limitations under the Code.

     Any capital gain or loss recognized by a U.S. Holder generally will be treated as U.S. source income or loss for U.S. foreign tax credit purposes. Subject to certain conditions and limitations under U.S. federal tax law, any Chilean tax imposed on the sale or other disposition of shares of Series A Common Stock or ADSs will generally not be available as a credit against such holder’s U.S. federal income tax liability, unless the holder has other income from foreign sources, in the appropriate category, for purposes of the foreign tax credit rules. Instead of claiming a credit, a U.S. Holder may, at its election, deduct such otherwise creditable Chilean taxes in computing its taxable income, subject to generally applicable limitations under U.S. law. U.S. Holders should consult their own tax advisors regarding the application of the foreign tax credit limitation rules to the sale or other disposition of Series A Common Stock or ADSs.

Passive Foreign Investment Company Rules

     The Company believes that it will not be considered a PFIC for U.S. federal income tax purposes for 2005, and does not expect to be considered a PFIC in the foreseeable future. However, because PFIC status depends upon the composition of a company’s income and assets (including, among others, less than 25 percent owned equity investments) from time to time, there can be no assurance that the Company will not be considered a PFIC for any taxable year. If the Company were treated as a PFIC for any taxable year during which a U.S. Holder held a share of Series A Common Stock or an ADS, certain adverse consequences would apply to the U.S. Holder, including the imposition of higher amounts of tax than would otherwise apply to a U.S. Holder and additional tax form filing requirements. U.S. Holders are urged to consult their own tax advisors regarding the U.S. federal tax consequences if the Company were considered a PFIC.

Information Reporting and Backup Withholding

     Payment of dividends and sales proceeds that are made within the United States or through certain U.S.-related financial intermediaries generally are subject to information reporting and backup withholding unless (i) the holder is a corporation or other exempt recipient or (ii) in the case of backup withholding, the holder provides a correct taxpayer identification number and certify that it is not subject to backup withholding. The amount of any backup withholding from a payment to a holder will be allowed as a credit against such holder’s U.S. federal income tax liability, if any, and may entitle such holder to a refund, provided that the required information is timely furnished to the IRS.

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

Compañía de Telecomunicaciones de Chile S.A.
Avenida Providencia 111, 22nd floor
Santiago, Chile
Attention: Sofia Chellew
                Head of Investor Relations

E-mail and oral requests for copies of such documents may be made to Telefónica CTC Chile at schelle@ctc.cl or at 0562-691-3867.

I. Subsidiary Information

Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Overview

     The following discussion about the Company’s risk management activities includes forward-looking statements that involve risk and uncertainties. Actual results could differ materially from those projected in such forward-looking statements.

     The Company faces market risk exposure in two categories: interest rate fluctuations and exchange rate fluctuations.

     The primary interest rate risk that the Company faces is the effect on its fluctuating rate loans of a rise in the LIBOR rate. The Company had outstanding as of December 31, 2005, long-term fluctuating rate-based loans in the amount of Ch$321,470 million (US$627.2 million), including current maturities and accrued interest. As of December 31, 2004, long-term fluctuating rate-based loans in the amount of Ch$368,587 million (US$719.2 million), including current maturities and accrued interest, were outstanding.

     The primary exchange rate risk that the Company faces is the depreciation of the peso against the U.S. dollar, due to the fact that, although a substantial portion of the Company’s long-term liabilities are dollar-denominated, the Company’s revenues are largely denominated in Chilean pesos. The Company had, as of December 31, 2005, Ch$367,168 million (US$716.4 million) in dollar-denominated, interest-bearing, long-term liabilities (including current maturities and accrued interest) compared to Ch$427,831 million (US$834.8 million) in dollar-denominated, interest-bearing, long-term liabilities, including current maturities and accrued interest as of December 31, 2004.

     The Company periodically reviews its exposure to risks arising from fluctuations in foreign exchange rates and interest rates, and determines at its senior management level how to hedge such risks. Subject to this review process, the Company manages foreign currency and interest rate risks through hedging transactions in the Chilean and foreign derivative markets and through other mechanisms, such as the purchasing in the Chilean capital markets of dollar-denominated marketable securities with floating LIBOR-based interest rates. The Company has entered into interest rate swaps, forward rate agreements, cross-currency swaps, interest rate collars and foreign currency forward contracts with respect to a portion of its borrowings. The Company uses such derivative instruments to reduce risk by offsetting market exposure. The derivative instruments held by the Company are not leveraged and are not held for trading.

     In the normal course of business, the Company also faces risks that are either non-financial or non-quantifiable. Such risks principally include political risk, credit risk and legal risk, and are not represented in the tables below. See Item 3: “Key Information—Risk Factors.”

Risk of Variations in Floating Interest Rates

     The major part of Chilean peso-denominated debt is variable-rate UF denominated, which in 2005 represented 17.5% of long-term interest-bearing debt. Of the Company’s long-term interest-bearing debt denominated in foreign currencies, as of December 31, 2005, 29.9% was fixed-rate debt and 70.1% was floating-rate debt, compared to a 23.4% fixed-rate debt and 76.6% floating-rate debt as of December 31, 2004. In 2005 and 2004, all of the Company’s foreign currency long-term floating-rate debt was tied to LIBOR.

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

     As of December 31, 2005, 24.1% of the Company’s long-term interest-bearing debt, including current portion and foreign currency and Chilean peso-denominated debt, was exposed to interest rate fluctuations. The remaining 75.9% of the Company’s interest-bearing debt was insulated from interest rate fluctuations: 48.1% was hedged through the instruments set forth in the following table, and 27.8% was fixed-rate debt. As of December 31, 2005, the Company had outstanding cross-currency swaps for a liability of Ch$240,730 million (US$469.7 million), which serve to hedge against dollar-peso exchange rate fluctuations and, at the same time, effectively change its floating rate to a fixed rate.

     As of December 31, 2004, 28.3% of the Company’s long-term interest-bearing debt, including current portion and foreign currency and Chilean peso-denominated debt, was exposed to interest rate fluctuations. The remaining 71.7% of the Company’s interest-bearing debt was insulated from interest rate fluctuations: 35.2% was hedged through the instruments set forth in the following table, and 36.5% was fixed-rate debt. As of December 31, 2004, the Company had outstanding forward rate agreements with an aggregate notional amount of Ch$86,616 million (US$169.0 million), which were entered into in order to hedge against changes in interest rates that may affect Telefónica CTC Chile’s debt obligations. Additionally, in order to reduce financial expenses, the Company has entered into cross-currency swaps for Ch$117,854 million (US$230.0 million), which serve to hedge US$200 million against dollar-peso exchange rate fluctuations and, at the same time, effectively change its floating rate to a fixed rate.

     The following table summarizes the long-term interest-bearing debt obligations (including current maturities and accrued interest) and derivative instruments held by the Company as of December 31, 2005 and 2004. The Company enters into interest rate swaps and/or cross-currency swaps and/or zero-cost collar contracts or any other hedging instrument to achieve synthetically the appropriate level of variable and fixed-rate debt approved by senior management. For debt, the tables present principal payment obligations by maturity date and the related average interest rate. For collars, the tables present the notional amounts and cap and floor rates by contractual dates. Average interest rates for liabilities are calculated based on the prevailing interest rate as of December 31 of each year, for each loan. Dollar-denominated liabilities have been converted into Chilean pesos based on the Observed Exchange Rate as of December 31, 2005, which was Ch$512.50 = US$1.00.

	As of December 31, 2005 Expected Maturity Date

								Total Long-
								Term Debt
	Average							(including
	Interest							current	Fair
	Rate(2)	2006	2007	2008	2009	2010	Thereafter	portion)	Value(1)

	(in millions of constant Chilean pesos as of December 31, 2005)
Long-Term
Interest-Bearing
Debt:
Fixed rate
(Ch$-denominated)	6.05%	1,469	1,303	1,303	1,303	1,303	7,211	13,892	13,892
(US$-denominated)(2)	8.19%	109,920	-	-	-	-	-	109,920	109,467

Variable rate
(Ch$-denominated)	2.32%	322	-	-	-	63,900	-	64,222	64,222
(US$-denominated)(2)	4.75%	998	-	76,875	102,500	-	76,875	257,248	257,248

Interest Rate
Derivatives
Cross-currency Swaps:
Notional amount of
variable to fixed (US$-
denominated)(3)	-	-	-	76,875	102,500	-	35,875
Average pay rate	-	-	-	2.49%	3.46%	-	4.47%
Average received rate	-	-	-	4.65%	4.90%	-	4.64%

____________________
(1)	These figures were calculated based on the discounted value of future cash flows expected to be received or paid, considering current discount rates that reflect the different risks involved. See “Additional Disclosure Requirements” to Note 37 of the Audited Consolidated Financial Statements for more information regarding the fair value of financial instruments and derivatives.

(2)	“Average interest rate” means, for variable rate debt, the average prevailing interest rate as of December 31, 2005 on Telefónica CTC Chile’s variable rate debt and, for fixed rate debt, the average prevailing interest rate as of December 31, 2005 on Telefónica CTC Chile’s fixed rate debt.

(3)	These figures were calculated based on the Observed Exchange Rate as of December 31, 2005, which was Ch$512.50 = US$1.00.

	As of December 31, 2004 Expected Maturity Date

								Total Long-
								Term Debt
	Average							(including
	Interest							current	Fair
	Rate(2)	2005	2006	2007	2008	2009	Thereafter	portion)	Value(1)

	(in millions of constant Chilean pesos as of December 31, 2004)
Long-Term
Interest-Bearing
Debt:
Fixed rate
(Ch$-denominated)	6.63%	74,929	1,299	1,298	1,300	1,469	8,329	88,624	88,552
(US$-denominated)(3)	8.19%	4,254	118,983	-	-	-	-	123,237	117,642

Variable rate
(Ch$-denominated)	1.55%	214	-	-	63,778	-	-	63,992	63,992
(US$-denominated)(3)	2.91%	15,861	60,634	77,958	34,648	115,493	-	304,594	304,594
(Euro-denominated)	-	-	-	-	-	-	-	-	-

Interest Rate
Derivatives
Forward Rate
Agreements:
Notional amount of
variable to fixed (US$-
denominated) (3)	-	86,616	-	-	-	-	-	-	-
Average pay rate(2)	-	1.82%	-	-	-	-	-	-	-
Average received rate	-	1.84%	-	-	-	-	-	-	-
Cross-currency Swaps:
Notional amount of
variable to fixed (US$-
denominated)(3)	-	117,854	-	-	-	-	-	-	-
Average pay rate(2)	-	3.46%	-	-	-	-	-	-	-
Average received rate	-	2.92%	-	-	-	-	-	-	-

____________________
(1)
These figures were calculated based on the discounted value of future cash flows expected to be received or paid, considering current discount rates that reflect the different risks involved. See “Additional Disclosure Requirements” to Note 37 of the Audited Consolidated Financial Statements for more information regarding the fair value of financial instruments and derivatives.

(2)
“Average interest rate” means, for variable rate debt, the average prevailing interest rate as of December 31, 2004 on Telefónica CTC Chile’s variable rate debt and, for fixed rate debt, the average prevailing interest rate as of December 31, 2004 on Telefónica CTC Chile’s fixed rate debt.

(3)	These figures were calculated based on the Observed Exchange Rate as of December 31, 2004, which was Ch$557.40 = US$1.00.

Risk of Variations in Foreign Currency Exchange Rates

     The Company does not hedge its Chilean peso-denominated debt. The part of Chilean peso-denominated debt is UF-denominated, and therefore indexed to Chilean inflation.

     As of December 31, 2005, 82.5% of the Company’s interest-bearing debt (including current portion) was dollar-denominated and fully hedged against exchange rate variations between the peso-UF and the U.S. dollar through the instruments set forth in the tables below. The remaining 17.5% of the Company’s interest-bearing debt is UF- or Chilean peso-denominated and therefore not subject to exchange rate risk. As of December 31, 2004, 73.7% of the Company’s interest-bearing debt (including current portion) was dollar-denominated and fully hedged against exchange rate variations between the peso-UF and the U.S. dollar through the instruments set forth in the tables below. The remaining 26.3% of the Company’s interest-bearing debt is UF- or Chilean peso-denominated and therefore not subject to exchange rate risk.

     Telefónica CTC Chile enters into forward contracts pursuant to which it agrees to purchase dollars for UF at an agreed exchange rate on a particular date. The maturities of the forward contracts match certain of Telefónica CTC Chile’s foreign exchange-denominated liabilities in order to hedge those liabilities. The purpose of the Company’s foreign-currency hedging activities is to protect the Company from the risk of devaluation of the Chilean peso against the dollar. Telefónica CTC Chile’s risk is the replacement cost, at current market value, of the transactions in the event of default by counterparties. Management believes that the risk of incurring such losses is remote and that any losses would be immaterial, although no assurance can be given to this effect.

     As of December 31, 2005, the Company had the equivalent of Ch$367,168 million (US$716.4 million) in U.S. dollar-denominated, interest-bearing, long-term debt (including current portion) outstanding. Most of Telefonica CTC Chile’s debt denominated in foreign currencies is in U.S. dollars. To reduce the impact of any depreciation of the Chilean peso against the dollar, as of December 31, 2005, the Company had entered into, on a short-term basis, exchange rate forward contracts for U.S. dollars in exchange for Chilean pesos or UF in the amount of Ch$59,106 million (US$115.3 million), and had entered into a cross-currency interest rate swap for the purchase of U.S. dollars in the equivalent amount of Ch$240,730 million (US$469.7 million).

     As of December 31, 2004, the Company had the equivalent of Ch$427,831 million (US$834.8 million) in U.S. dollar-denominated, interest-bearing, long-term debt (including current portion) outstanding. To reduce the impact of any depreciation of the Chilean peso against the dollar, as of December 31, 2004, the Company had entered into, on a short- and medium-term basis, exchange rate forward contracts for U.S. dollars in exchange for Chilean pesos or UF in the amount of Ch$477,584 million (US$931.9 million), and had entered into a cross-currency interest rate swap for the purchase of U.S. dollars in the equivalent amount of Ch$117,854 million (US$230.0 million). Due to debt reductions the Company had some U.S. dollar forward contracts outstanding that were compensated through new exchange rate forward contracts for Chilean pesos or UF in exchange for U.S. dollars in the amount of Ch$148,327 million (US$289.4 million), in order to reduce the cost of terminating the contract before maturity.

     The tables below provide information about the Company’s borrowings and derivative financial instruments that are sensitive to foreign currency exchange rates. For the U.S. dollar-denominated debt, the tables present principal cash flows by maturity date. For the forward contracts, the tables present the amount of foreign currency that Telefónica CTC Chile has contracted to purchase and the average UF-US$ exchange rates by contractual dates.

	As of December 31, 2005 Expected Maturity Date

								Total Long-
								Term Debt
	Average							(including
	Interest							2006
	Rate(1)	2006	2007	2008	2009	2010	Thereafter	Maturities)	Fair Value

	(Ch$ equivalent in millions, except exchange rates)
On-Balance Sheet
Financial
Instruments:
Liabilities long-term
interest-bearing debt:
Fixed rate (US$)(2)	8.19%	109,920	-	-	-	-	-	109,920	109,467
Variable rate (US$)	4.75%	998	-	76,875	102,500	-	76,875	257,248	257,248

Anticipated
Transactions and
Related Derivatives			Expected transaction date
Forward Exchange
Agreements
(Receive US$/pay UF):(2)
Liability		35,098	-	-	-	-	-	35,098	35,098
Average contractual		0.0308
exchange rate
(UF/US$)			-	-	-	-	-	-	-
(Receive US$/pay Ch$):
Liability		24,008	-	-	-	-	-	24,008	24,008
Average contractual		1.0184
exchange rate
(Ch$/US$)
(Receive Real/pay US$):
Liability		70	-	-	-	-	-	70	70
Average contractual		2.6081
exchange rate
(US$/Real)
Cross-Currency Swaps
(Receive US$/pay UF)
Liability		-	-	85,637	116,351	-	38,742	240,730	240,730
Average contractual				0.0317	0.0324		0.0308
exchange rate
(UF/US$)

____________________
(1)	“Average interest rate” means, for variable rate debt, the average prevailing interest rate as of December 31, 2005 on Telefónica CTC Chile’s variable rate debt and, for fixed rate debt, the average prevailing interest rate as of December 31, 2005 on Telefónica CTC Chile’s fixed rate debt.

(2)	The UF-dollar exchange rate differs from the peso-dollar exchange rate in that the UF automatically adjusts in accordance with Chilean inflation and is tied in part to the peso-dollar exchange rate.

	As of December 31, 2004 Expected Maturity Date

								Total Long-
								Term Debt
	Average							(including
	Interest							2005
	Rate(1)	2005	2006	2007	2008	2009	Thereafter	Maturities)	Fair Value

	(Ch$ equivalent in millions, except exchange rates)
On-Balance Sheet
Financial
Instruments:
Liabilities long-term
interest-bearing debt:
Fixed rate (US$)(2)	8.19%	4,254	118,983	-	-	-	-	123,237	117,642
Variable rate (US$)	2.91%	15,861	60,634	77,958	34,648	115,493	-	304,594	304,594

Anticipated
Transactions and
Related Derivatives			Expected transaction date
Forward Exchange
Agreements
(Receive US$/pay UF):(2)
Liability		301,335	17,068	-	-	-	-	318,403	318,403
Average contractual		0.0356
exchange rate
(UF/US$)			0.0340	-	-	-	-	-	-
(Receive US$/pay Ch$):
Liability		159,181	-	-	-	-	-	159,181	159,181
Average contractual		1.0734
exchange rate
(Ch$/US$)
(Receive Ch$/pay US$):
Liability		71,062	-	-	-	-	-	71,062	71,062
Average contractual
exchange rate
(US$/Ch$)		1.0463	-	-	-	-	-
(Receive UF/pay US$):
Liability		77,265	-	-	-	-	-	77,265	77,265
Average contractual		0.0328
exchange rate
(UF/Ch$)
Cross-Currency Swaps
(Receive US$/pay UF)
Liability	-	117,854	-	-	-	-	-	117,854	117,854
Average contractual		0.0328
exchange rate
(US$/UF)	-

____________________
(1)	“Average interest rate” means, for variable rate debt, the average prevailing interest rate as of December 31, 2004 on Telefónica CTC Chile’s variable rate debt and, for fixed rate debt, the average prevailing interest rate as of December 31, 2004 on Telefónica CTC Chile’s fixed rate debt.

(2)	The UF-dollar exchange rate differs from the peso-dollar exchange rate in that the UF automatically adjusts in accordance with Chilean inflation and is tied in part to the peso-dollar exchange rate.

     In addition, during 2005, the Company held U.S. dollar-denominated marketable securities such as U.S. dollar-denominated debentures of the Chilean Central Bank (“BCD” and “BCU”). The total fair value of these securities is Ch$15,750 million.

     During 2004, the Company held U.S. dollar-denominated marketable securities such as U.S. dollar-denominated debentures of the Chilean Central Bank (“BCD”) and zero net premium instruments of the Chilean Central Bank that are dollar-denominated and pay interest on a fixed-rate basis and principal at maturity. The total fair value of these securities is Ch$27,915 million.

     The tables below provide information about the Company’s U.S. dollar-denominated marketable securities that are sensitive to foreign currency exchange rates and presents principal cash flows by maturity date.

	As of December 31, 2005
	Maturity Date(1)

	Average						No
	Interest						Contractual
	Rate(3)	2006	2007	2008	2009	2010	Maturity	Fair Value

	(in Ch$ millions as of December 31, 2005)
Marketable securities:
BCD	5.00%	-	13,807	-	-	-	-	13,807
BCU	5.00%	-	-	-	1,943	-	-	1,943
Total		-	-	-	-	-	-	15,750

_________________
(1)	These figures, calculated based on the Observed Exchange Rate as of December 31, 2005, which was Ch$512,50 = US$1.00, reflect the amount Telefónica CTC Chile would receive if the U.S. dollar-denominated marketable securities were held to maturity.

(2)	These marketable securities have no stated contractual maturity.

(3)	Securities coupon. Effective average rates for BCD and BCU are 5.06%, and 3.14%, respectively.

	As of December 31, 2004
	Maturity Date(1)

	Average						No
	Interest						Contractual
	Rate(3)	2005	2006	2007	2008	2009	Maturity	Fair Value

	(in Ch$ millions as of December 31, 2004)
Marketable securities:
Zero	5.70%	19,425	-	-	-	-	-	19,425
BCD	5.00%	7,450	-	-	-	-	-	7,450
Marketable securities(2)		-	-	-	-	-	1,040	1,040

Total		26,875	-	-	-	-	1,040	27,915

___________________
(1)	These figures, calculated based on the Observed Exchange Rate as of December 31, 2004, which was Ch$557,40 = US$1.00, reflect the amount Telefónica CTC Chile would receive if the U.S. dollar-denominated marketable securities were held to maturity.

(2)	These marketable securities have no stated contractual maturity.

(3)	Securities coupon. Effective average rates for zero and BCD are 3.54%, and 3.66%, respectively.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15. CONTROLS AND PROCEDURES

     Evaluation of disclosure controls and procedures. Under the supervision and with the participation of our management, including our Principal Executive Officer and Principal Financial Officer, we have evaluated the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2005. Based on that evaluation, our Principal Executive Officer and Principal Financial Officer have concluded that these controls and procedures are effective in ensuring that all material information required to be filed in this Annual Report has been made known to them in a timely fashion.

     Changes in internal controls. No significant changes in our internal controls or in other factors that could significantly affect these controls subsequent to the date of the evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses, were made as a result of the evaluation.

ITEM 16. [RESERVED]

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

     On July 21, 2005, an “Audit Committee” was created with a total of three independent members pursuant to the requirements of the Sarbanes-Oxley Act. The members of this Committee are Mr. Andrés Concha, Mr. Alfonso Ferrari and Mr. Hernán Cheyre. Mr. Hernán Cheyre was appointed as “Audit Committee Financial Expert” as defined by the Securities and Exchange Commission.

ITEM 16B. CODE OF ETHICS

     We have adopted a code of ethics that applies to our Principal Executive Officer, Principal Financial Officer, Principal Accounting Officer, Controller, and to persons performing similar functions. The complete code of ethics is available on the Telefónica CTC Chile website (www.telefonicadechile.cl).

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

     Deloitte & Touche Sociedad de Auditores y Consultores Ltda. served as the Company’s independent public accountants for each of the financial years in the two-year period ended December 31, 2004, and Ernst &Young Ltda. has served as the Company’s independent public accountants for the financial year ended December 31, 2005, for which audited financial statements appear in this annual report on Form 20-F.

     The following table presents the aggregate fees for professional services and other services rendered by Ernst & Young Ltda (the “current audit firm”) to the Company in 2005 and by Deloitte & Touche Sociedad de Auditores y Consultores Ltda. in 2004.

	As of December 31,

	2004	2005

	(in thousands of Chilean pesos as of December 31, 2005)

Audit Fees(1)	351,249	283,801
Audit-Related Fees(2)	11,208	-
Tax Fees(3)	-	-

	As of December 31,

	2004	2005

	(in thousands of Chilean pesos as of December 31, 2005)

All Other Fees(4)	-	-

Total	362,457	283,801

____________________
(1)	Audit Fees consist of fees billed for the annual audit services engagement and other audit services, which are those services that only the external auditor reasonably can provide, and include the group audit, statutory audits, comfort letters and consents, attest services, and assistance with and review of documents filed with the SEC.

(2)	Audit-related Fees consist of fees billed for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements or that are traditionally performed by the external auditor, and include consultations concerning financial accounting and reporting standards, internal control reviews of new systems, programs and projects, review of security controls and operational effectiveness of systems, review of plans and controls for shared service centers, due diligence related to acquisitions, accounting assistance and audits in connection with proposed or completed acquisitions, and employee benefit plan audits.

(3)	Tax Fees include fees billed for tax compliance services, including the preparation of original and amended tax returns and claims for refund, tax consultations, such as assistance and representation in connection with tax audits and appeals, tax advice related to mergers and acquisitions, transfer pricing, and requests for rulings or technical advice from taxing authorities, tax-planning services, and expatriate tax-planning and services.

(4)	All Other Fees include fees billed for training, forensic accounting, data security reviews, treasury control reviews and process improvement and advice, and environmental, sustainability and corporate social responsibility advisory services.

Audit Committee Pre-Approval Policies and Procedures

     According to Article 52 of Chilean Corporations Law No. 18,046, the engagement of external auditors is approved by shareholders each year at the Company’s General Annual Shareholders’ Meeting. As such, the Board of Directors of the Company does not have a policy for hiring external auditors. The Company’s Directors’ Committee is responsible for proposal of external auditors made by the Board to shareholders at the General Annual Shareholders’ Meeting in accordance with the Chilean Corporations Law. At the General Annual Shareholders’ Meeting held in April 2005, Company Shareholders approved the engagement of Ernst & Young Ltda. for the twelve-month period ending April 2006. At the General Annual Shareholders’ Meeting held on April 20, 2006, Company shareholders approved the engagement of Ernst & Young Ltda. for the next twelve-month period ending April 2007, for the amounts of UF20,000 for the audit and between UF8,000 to UF12,000 for compliance work relating to the Sabarbnes Oxley Act requirements.

     During 2005, the Company’s principal accountants did not render any non-audit services. The Company has not permitted the principal accountants to render any non-audit services. The Company’s Directors’ Committee approves all audit, audit-related services, tax services and other services provided by auditing firms. The Audit Committee’s main duties are related to Independent Audits, disclosure of Financial Statements and Internal Audits.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

PART III

ITEM 17. FINANCIAL STATEMENTS

Not applicable.

ITEM 18. FINANCIAL STATEMENTS

See our consolidated financial statements beginning on Page F-1.

Report of Independent Accountants

Consolidated Balance Sheets as of December 31, 2004 and 2005

Consolidated Statements of Operations
for the years ended December 31, 2003, 2004 and 2005

Consolidated Statement of Cash Flows for the years ended
December 31, 2003, 2004 and 2005

Notes to the Audited Consolidated Financial Statements

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

4.1	English translation of Contract for the Sale of Sonda Shares between Telefónica Empresas CTC Chile S.A. and Inversiones Pacífico II Limitada dated September 26, 2002.(1)
4.2	English translation of Contract for the Sale of Sonda Shares between Telefónica Empresas CTC Chile S.A. and Inversiones Santa Isabel Limitada dated September 26, 2002.(1)
4.3	English translation of the Option Agreement between Telefónica Empresas CTC Chile S.A. and Inversiones Santa Isabel Limitada dated September 26, 2002.(1)
4.4
English translation of Contract for the Sale of Sonda Shares between the seller Telefónica Empresas CTC Chile S.A. and the buyers Inversiones Pacífico II Limitada, Inversiones Atlántico Limitada and Santa Isabel Limitada dated August 27, 2003.(2)

4.5
English translation of Contract for the Sale of 9% ownership interest in Publiguías between the seller Telefónica CTC Chile S.A. and the buyer Telefónica Publicidad e Información S.A. (TPI) dated April 26, 2004. (3)

4.6	English translation of Contract for the Sale of Telefónica Móvil de Chile S.A. shares between the seller Telefónica CTC Chile S.A. and the buyer Telefónica Móviles S.A. (TEM) dated July 23, 2004. (3)
8.1	List of Subsidiaries of the Company.
11.1	Code of Ethics(2)
12.1	Certification of the Chief Executive Officer of Compañía de Telecomunicaciones de Chile S.A. furnished pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2	Certification of the Chief Financial Officer of Compañía de Telecomunicaciones de Chile S.A. furnished pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.3	Certification of the Chief Accounting Officer of Compañía de Telecomunicaciones de Chile S.A. furnished pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
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

13.3
Certification of the Chief Accounting Officer of Compañía de Telecomunicaciones de Chile S.A. furnished pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

________________
(1)	Filed as an Exhibit to the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2002 and incorporated by reference hereto.

(2)	Filed as an Exhibit to the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2003 and incorporated by reference hereto.

(3)	Filed as an Exhibit to the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2004 and incorporated by reference hereto.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: May 15, 2006

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A.

By:	/S/ Julio Covarrubias F.
Name: Julio Covarrubias F. Title: Chief Financial Officer

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

Audited Consolidated Financial Statements as of
December 31, 2004 and 2005 and for each of the three years in the period ended December 31, 2005 together with the Reports of Independent Registered Public Accounting Firms

(Translation of financial statements originally issued in Spanish)

Ch$ : Chilean peso
ThCh$: Thousands of Chilean pesos.
UF : The Unidad de Fomento, or UF, is an inflation-indexed peso-denominated monetary unit in Chile. The daily UF rate is fixed in advance based on the change in the Chilean Consumer Price Index of the previous month.
US$ : United States dollars
ThUS$: Thousands of United States dollars.

Report of Independent Registered Public Accounting Firm
(Translation of report originally issued in Spanish-See Note 2 (a))

To the Board of Directors and Shareholders of
Compañía de Telecomunicaciones de Chile S.A.:

We have audited the accompanying consolidated balance sheets of Compañía de Telecomunicaciones de Chile S.A. and its subsidiaries (the “Company”) as of December 31, 2005, and the related consolidated statements of operations, changes in equity and cash flows for the year then ended. Our audits also included the financial statement Schedule II - Valuation and Qualifying Accounts. These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Compañía de Telecomunicaciones de Chile S.A. and subsidiaries at December 31, 2005, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in Chile, which differ in certain respects from US generally accepted accounting principles (see Note 37 to the consolidated financial statements). Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

As described in Note 3 to the financial statements, beginning on January 1, 2005, the Company implemented changes in estimates regarding its accounting for staff severance indemnities to record the future obligation using actuarial valuation, and regarding its process to record accounts receivable and payable from international traffic.

ERNST & YOUNG LTDA.

Santiago, Chile
January 24, 2006
(Except for Notes 35 and 37 for which the date is April 12, 2006)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of Compañía de Telecomunicaciones de Chile S.A.:

We have audited the accompanying consolidated balance sheet of Compañía de Telecomunicaciones de Chile S.A. and Subsidiaries (the “Company”) as of December 31, 2004, and the related consolidated statements of operations and cash flows for each of the two years in the period ended December 31, 2004 (all expressed in constant Chilean pesos). Our audit also included the financial statements schedules listed in the index to Item 18. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Compañía de Telecomunicaciones de Chile S.A. and subsidiaries as of December 31, 2004, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2004, in conformity with accounting principles generally accepted in Chile. Also, in our opinion, such financial statement schedules, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly in all material respects the information set forth therein.

As detailed in Note 2 d) 1), on July 23, 2004, the Company sold its subsidiary Telefónica Móvil de Chile S.A. As a result of this transaction, the Company recognized a gain on disposal of ThCh$314.467.616, net of taxes and goodwill write-off.

Accounting principles generally accepted in Chile vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 37 to the consolidated financial statements.

/s/ Deloitte

June 10, 2005

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
December 31, 2004 and 2005
(Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2005 except as stated)

		As of December 31,

ASSETS	Notes	2004	2005	2005

		ThCh$	ThCh$	ThUS$
				(Note 2)
CURRENT ASSETS:
Cash		8,142,844	6,292,104	12,277
Time deposits	(4)	55,051,695	84,968,946	165,793
Marketable securities, net	(5)	27,061,316	15,747,311	30,726
Accounts receivable, net	(6)	158,420,629	141,585,377	276,264
Notes receivable, net	(6)	4,727,488	3,362,837	6,562
Other receivables	(6)	23,448,700	13,173,376	25,704
Due from related companies	(7a)	21,922,037	18,027,467	35,176
Inventories, net		6,638,749	2,808,747	5,480
Recoverable taxes		-	4,634,259	9,042
Prepaid expenses		3,250,494	2,601,348	5,076
Deferred taxes, net	(8b)	14,760,545	11,685,444	22,801
Other current assets	(9)	114,106,058	11,099,939	21,659

TOTAL CURRENT ASSETS		437,530,555	315,987,155	616,560

PROPERTY, PLANT AND EQUIPMENT	(11)
Land		27,288,397	27,279,904	53,229
Buildings and improvements		196,516,539	196,963,976	384,320
Machinery and equipment		3,224,360,009	3,246,876,306	6,335,368
Other property, plant and equipment		266,841,599	258,490,450	504,372
Technical revaluation		9,775,770	9,743,926	19,013
Accumulated depreciation		(2,292,121,636)	(2,438,856,590)	(4,758,745)

TOTAL PROPERTY, PLANT AND EQUIPMENT, NET		1,432,660,678	1,300,497,972	2,537,557

OTHER NON-CURRENT ASSETS
Investment in related companies	(12)	7,895,628	7,832,220	15,282
Investment in other companies		4,093	4,093	8
Goodwill, net	(13)	20,034,890	18,451,329	36,003
Long term receivables	(6)	18,068,691	15,383,918	30,017
Intangibles, net	(14)	32,692,295	37,032,039	72,258
Other non-current assets	(15)	13,940,466	13,611,626	26,560

TOTAL OTHER ASSETS		92,636,063	92,315,225	180,128

TOTAL ASSETS		1,962,827,296	1,708,800,352	3,334,245

The accompanying notes 1 to 37 are an integral part of these consolidated financial statements

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
December 31, 2004 and 2005
(Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2005 except as stated)

		As of December 31,

LIABILITIES AND SHAREHOLDERS’ EQUITY	Notes	2004	2005	2005

		ThCh$	ThCh$	ThUS$
				(Note 2)
CURRENT LIABILITIES:
Short-term obligations with banks
and financial institutions	(16)	20,180,217	-	-
Current maturities of long-term debt	(16)	16,075,391	1,319,583	2,575
Commercial paper	(18a)	35,997,599	57,086,999	111,389
Current maturities of bonds payable	(18b)	79,148,971	111,373,292	217,314
Current maturities of other long-term obligations		33,291	16,515	32
Dividends payable		1,834,788	1,719,486	3,355
Trade accounts payable	(19)	73,750,775	84,252,768	164,396
Other payables	(20)	43,736,847	8,781,487	17,135
Due to related companies	(7b)	28,963,154	27,501,420	53,661
Accruals	(21)	7,660,284	10,087,472	19,683
Withholdings		16,082,858	12,325,502	24,050
Income tax		28,302,913	-	-
Unearned income		7,977,797	6,758,593	13,187
Other current liabilities		1,154,803	4,828,635	9,422

TOTAL CURRENT LIABILITIES		360,899,688	326,051,752	636,199

LONG-TERM LIABILITIES
Long-term debt with banks and
financial institutions	(17)	352,511,549	320,150,450	624,684
Bonds payable	(18b)	132,438,266	12,197,201	23,799
Other accounts payable	(23)	2,257,850	25,478,768	49,715
Accruals	(21)	30,308,000	35,336,836	68,950
Deferred taxes, net	(8b)	58,028,266	58,362,926	113,879
Other liabilities		4,367,360	4,011,665	7,827

TOTAL LONG-TERM LIABILITIES		579,911,291	455,537,846	888,854

CONTINGENCIES AND COMMITMENTS	(31)	-	-	-

MINORITY INTEREST	(24)	1,689,947	1,635,731	3,192

SHAREHOLDERS' EQUITY	(25)
Paid-in capital		912,692,729	912,692,729	1,780,864
Other reserves		(1,282,206)	(1,751,241)	(3,417)
Retained earnings		108,915,847	14,633,535	28,553

TOTAL SHAREHOLDERS' EQUITY		1,020,326,370	925,575,023	1,806,000

TOTAL LIABILITIES, MINORITY INTEREST
AND SHAREHOLDERS' EQUITY		1,962,827,296	1,708,800,352	3,334,245

The accompanying notes 1 to 37 are an integral part of these consolidated financial statements

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
For the years ended December 31, 2003, 2004 and 2005
(Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2005 except as stated)

		For the years ended December 31,

	Notes	2003	2004	2005	2005

		ThCh$	ThCh$	ThCh$	ThUS$
					(note 2)

OPERATING REVENUES		863,101,928	728,178,713	580,709,917	1,133,093
Less: Operating costs		(558,536,834)	(460,450,195)	(373,054,216)	(727,911)

Gross profit		304,565,094	267,728,518	207,655,701	405,182
Less: Administrative and selling expenses		(182,066,688)	(165,025,547)	(120,559,495)	(235,238)

OPERATING RESULTS		122,498,406	102,702,971	87,096,206	169,944

NON-OPERATING RESULTS:
Interest income		7,515,085	9,620,178	7,984,778	15,580
Equity in earnings of equity-method investees	(12)	1,162,137	746,237	1,712,369	3,341
Other non-operating income	(25a)	13,097,335	492,606,614	3,105,615	6,060
Equity in losses of equity-method investees	(12)	(439,237)	(184,069)	(32,510)	(63)
Less: Amortization of goodwill	(13)	(24,512,668)	(145,456,819)	(1,583,561)	(3,090)
Less: Interest expense and other		(65,036,593)	(55,999,390)	(29,501,226)	(57,563)
Less: Other non-operating expenses	(25b)	(13,242,993)	(25,559,119)	(13,076,966)	(25,516)
Price-level restatement (loss) gain, net	(26)	399,620	(4,316,612)	1,944,827	3,795
Foreign exchange gain, net	(27)	274,321	13,621,976	956,052	1,865

NON-OPERATING (LOSS) INCOME, NET		(80,782,993)	285,078,996	(28,490,622)	(55,591)

INCOME BEFORE INCOME TAXES
AND MINORITY INTEREST		41,715,413	387,781,967	58,605,584	114,353

INCOME TAXES	(8c)	(30,804,819)	(64,641,434)	(33,392,172)	(65,156)

INCOME BEFORE
MINORITY INTEREST		10,910,594	323,140,533	25,213,412	49,197

MINORITY INTEREST	(24)	(149,425)	(293,227)	(30,092)	(59)

NET INCOME FOR THE YEAR		10,761,169	322,847,306	25,183,320	49,138

The accompanying notes 1 to 37 are an integral part of these consolidated financial statements

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF EQUITY
For the years ended December 31, 2003, 2004 and 2005
(Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2005 except as stated)

				Net income			Total
	Paid-in	Contributed	Other	(loss) for	Retained	Interim	shareholders'
	capital	surplus	reserves	the year	Earnings	dividend	equity
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

2003
Balances as of December 31, 2002	736,468,120	114,512,356	1,924,736	(17,680,376)	451,465,216	-	1,286,690,052
Transfer of 2002 loss to retained earnings	-	-	-	17,680,376	(17,680,376)	-	-
Increase for capitalization of share premium	114,512,356	(114,512,356)	-	-	-	-	-
Final dividend 2002	-	-	-	-	(16,750,249)	-	(16,750,249)
Accumulated adjustment for conversion differences	-	-	(2,721,166)	-	-	-	(2,721,166)
Price-level restatement	8,509,805	-	5,231	-	4,369,992	-	12,885,028
Net income for the year	-	-	-	10,133,882	-	-	10,133,882

Balances as of December 31, 2003	859,490,281	-	(791,199)	10,133,882	421,404,583	-	1,290,237,547
Balances as of December 31, 2003 restated	912,692,729	-	(840,174)	10,761,169	447,489,527	-	1,370,103,251

2004
Balances as of December 31, 2003	859,490,281	-	(791,199)	10,133,882	421,404,583	-	1,290,237,547
Transfer of 2003 net income to retained earnings	-	-	-	(10,133,882)	10,133,882	-	-
Accumulated adjustment for conversion differences	-	-	(425,240)	-	-	-	(425,240)
Final dividend 2003	-	-	-	-	(3,062,903)	-	(3,062,903)
Final dividend	-	-	-	-	(385,685,783)	-	(385,685,783)
2004 interim dividend	-	-	-	-	-	(252,992,348)	(252,992,348)
Price-level restatement	21,487,256	-	(21,212)	-	6,016,572	(2,311,551)	25,171,065
Net income for the year	-	-	-	311,628,674	-	-	311,628,674

Balances as of December 31, 2004	880,977,537	-	(1,237,651)	311,628,674	48,806,351	(255,303,899)	984,871,012
Balances as of December 31, 2004 restated	912,692,729	-	(1,282,206)	322,847,306	50,563,380	(264,494,839)	1,020,326,370

2005
Balances as of December 31, 2004	880,977,537	-	(1,237,651)	311,628,674	48,806,351	(255,303,899)	984,871,012
Transfer of 2004 net income to retained earnings	-	-	-	(311,628,674)	311,628,674	-	-
Accumulated adjustment for conversion differences	-	-	(469,034)	-	-	-	(469,034)
Absorption interim dividend	-	-	-	-	(255,303,899)	255,303,899	-
Final dividend 2004	-	-	-	-	(56,324,775)	-	(56,324,775)
Final dividend	-	-	-	-	(48,806,351)	-	(48,806,351)
2005 interim dividend	-	-	-	-	-	(10,528,728)	(10,528,728)
Price-level restatement	31,715,192	-	(44,556)	-	-	(21,057)	31,649,579
Net income for the year	-	-	-	25,183,320	-	-	25,183,320

Balances as of December 31, 2005	912,692,729	-	(1,751,241)	25,183,320	-	(10,549,785)	925,575,023

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the years ended December 31, 2003, 2004 and 2005
(Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2005 except as stated)

	For the years ended December 31,

	2003	2004	2005	2005

	ThCh$	ThCh$	ThCh$	ThUS$
				(note 2)
Net income for the year	10,761,169	322,847,306	25,183,320	49,138
Sales of assets:
Loss (Gain) on sales of property, plant and equipment	(1,793,409)	15,848	21,291	42
Gain on sales of investments (less)	(3,778,538)	(488,318,488)	-	-
Loss on sales of investments	70,622	-	-	-

Debits (credits ) to income that do not represent cash flows:
Depreciation in operating income for the year	281,958,172	236,122,061	194,112,895	378,757
Other depreciation	3,895,619	6,563,494	2,668,724	5,207
Amortization of intangibles	2,021,759	2,668,816	4,747,635	9,264
Provisions and write offs	33,055,843	36,829,675	24,390,021	47,590
Equity in earnings of equity method investees	(1,162,137)	(746,237)	(1,712,369)	(3,341)
Equity in losses of equity method investees	439,237	184,069	32,510	63
Amortization of goodwill	24,512,668	145,456,819	1,583,561	3,090
Price-level restatement, net	(399,620)	4,316,612	(1,944,827)	(3,795)
Foreign exchange (loss) gain	(274,321)	(13,621,976)	(956,052)	(1,865)
Other credits to income that do not represent cash flows	(8,009617)	(1,041,035)	(285,247)	(557)
Other debits to income that do not represent cash flows	8,798,719	11,976,540	5,588,979	10,906

Changes in operating assets (increase) decrease:
Trade accounts receivable	(36,020,683)	(14,002,715)	(5,897,035)	(11,506)
Inventories	(7,424,466)	(13,984,502)	2,201,866	4,296
Other assets	18,592,559	23,572,209	68,340,725	133,348

Changes in operating liabilities increase (decrease):
Accounts payable related to operating activities	(36,298,918)	(64,021,285)	(72,924,798)	(142,292)
Interest payable	(4,057,726)	(7,600,952)	1,712,871	3,342
Income taxes payable (net)	19,886,497	45,884,002	(23,268,100)	(45,401)
Other accounts payable related to non-operating activities	(3,907,793)	(6,629,932)	1,692,456	3,302
V.A.T. and other similar taxes payable	910,038	3,145,021	(3,705,674)	(7,231)

Minority interest	149,425	293,227	30,092	59

NET CASH FLOWS FROM OPERATING ACTIVITIES	301,925,099	229,908,577	221,612,844	432,416

NET CASH USED IN FINANCING ACTIVITIES
Issuance of Commercial papers and Bonds	21,197,245	36,114,909	69,016,189	134,666
Dividends paid	(17,751,257)	(656,668,881)	(115,741,080)	(225,836)
Loans repaid	(100,463,242)	(17,803,026)	(34,371,403)	(67,066)
Repayment of Commercial papers and Bonds (less)	(85,393,484)	(221,198,890)	(120,073,582)	(234,291)
Repayment of other loans from related companies (less)	-	(23,122,713)	-	-
Other sources of financing	(5,664)	-	-	-

Net cash used in financing activities	(182,416,402)	(882,678,601)	(201,169,876)	(392,527)

NET CASH (USED IN) PROVIDED BY INVESTMENT ACTIVITIES
Sales of property, plant and equipment	1,145,632	185,606	1,237,690	2,415
Sales of permanent investments	35,571,760	705,732,280	-	-
Sales of other investments	62,843,164	17,692,651	11,893,733	23,207
Collection of documented loans to related companies	-	176,165,990	-	-
Other investment income	220	-	26,313	51
Acquisition of property, plant and equipment (less)	(162,482,121)	(91,376,669)	(72,065,962)	(140,617)
Acquisition of intangibles	(7,977,149)	(7,113,122)	(7,783,418)	(15,187)
Investments in financial instruments (less)	(35,215,505)	(11,323,231)	(18,752,651)	(36,591)
Permanent investments (less)	-	-	(48,571)	(95)
Other investment activities (less)	(22,011)	(3,212,603)	(945,666)	(1,844)

Net cash (used in) provided by investment activities	(106,136,010)	786,750,902	(86,438,532)	(168,661)

NET CASH FLOWS FOR THE YEAR	13,372,687	133,980,878	(65,995,564)	(128,772)

EFFECT OF INFLATION ON CASH AND CASH EQUIVALENTS	(537,361)	(6,575,576)	(1,542,004)	(3,009)

NET (DECREASE) INCREASE OF CASH AND CASH EQUIVALENTS	12,835,326	127,405,302	(67,537,568)	(131,781)

CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	22,558,500	35,393,826	162,799,128	317,657

CASH AND CASH EQUIVALENTS AT END OF YEAR	35,393,826	162,799,128	95,261,560	185,876

The accompanying notes 1 to 37 are an integral part of these consolidated financial statements

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Restated for general price-level changes and expressed in thousands of constant Chilean pesos)
as of December 31, 2005 except as stated)

Note 1. Composition of Consolidated Group and Registration with the Securities Registry:

Compañía de Telecomunicaciones de Chile S.A. and subsidiaries (“the Company”) provides telecommunication services within Chile which consist of local and long distance telephone services and certain broadband services.

The Company is an open-stock corporation that is registered in the Securities Registry under No. 009 and is therefore subject to supervision by the Chilean Superintendency of Securities and Insurance (“SVS”) as well as by the United States Securities and Exchange Commission (“SEC”) since issuing American Depositary Receipts (“ADRs”) in 1990.

Subsidiary companies registered with the Securities Registry are:

			Participation (direct & indirect) as of December 31,

Subsidiaries	Taxpayer	Registration
	Number	Number

			2003	2004	2005
			%	%	%

Telefónica Mundo S.A.	96.551.670-0	456	99.16	99.16	99.16
Globus 120 S.A.	96.887.420-9	694	99.99	99.99	99.99
Telefónica Asistencia y Seguridad S.A.	96.971.150-8	863	99.99	99.99	99.99

Note 2. Summary of Significant Accounting Policies:

(a) Accounting period:

The consolidated financial statements are presented as of and for the years ended December 31, 2004 and 2005. (The following presentation of Form 20-F includes comparable disclosures and information of the income and cash flow statements for the year ended December 31, 2003, originally this additional information is not presented in the local consolidated financial statements as of December 31, 2005).

(b) Basis of preparation:

These consolidated financial statements (hereinafter the “financial statements”) have been prepared in accordance with Generally Accepted Accounting Principles in Chile (“Chilean GAAP”) and standards set forth by the Chilean Superintendency of Securities and Insurance. In the event of discrepancies between the generally accepted accounting principles in Chile issued by the Chilean Accountants Association and the standards set forth by the SVS, the standards set forth by the SVS shall prevail for the Company.

(c) Basis of presentation:

The comparative balances as of December 31, 2003 and 2004 have been price-level restated by 3.6% in order to allow comparison with the 2005 financial statements. For comparison purposes, certain reclassifications have been made to the 2003 and 2004 financial statements.

For the convenience of the reader, these financial statements have been translated from Spanish to English.

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (continued)

Note 2. Summary of Significant Accounting Policies, (continued):

(d) Basis of consolidation:

These consolidated financial statements include the assets, liabilities, income and cash flows of Compañía de Telecomunicaciones de Chile (the “Parent Company”) and subsidiaries. Significant intercompany transactions have been eliminated, and the participation of minority investors has been recognized as Minority Interest (see Note 24).

The Company consolidates the following companies:

		Ownership participation percentage

		2003	2004	2005

Taxpayer
No.	Company name	Total	Total	Direct	Indirect	Total

96.545.500-0	CTC Equipos y Servicios de Telecomunicaciones S.A.	99.99	99.99	99.99	-	99.99
96.551.670-0	Telefónica Mundo S.A.	99.16	99.16	99.16	-	99.16
96.961.230-5	Telefónica Gestión de Servicios Compartidos Chile S.A.	99.99	99.99	99.90	0.09	99.99
96.786.140-5	Telefónica Móvil de Chile (1)	99.99	-	-	-	-
74.944.200-k	Fundación Telefónica Chile	50.00	50.00	50.00	-	50.00
96.887.420-9	Globus 120 S.A.	99.99	99.99	99.99	-	99.99
96.971.150-8	Telefónica Asistencia y Seguridad S.A.	99.99	99.99	99.93	0.06	99.99
90.430.000-4	Telefónica Empresas CTC Chile S.A. (2),(4)	99.99	99.99	99.99	-	99.99
96.834.320-3	Telefónica Internet Empresas S.A. (3)	99.99	99.99	-	99.99	99.99
96.811.570-7	Administradora de Telepeajes de Chile S.A. (4)	79.99	79.99	-	79.99	79.99
78.703.410-1	Tecnonáutica S.A. (5)	99.99	99.99	-	99.99	99.99
90.184.000-8	Comunicaciones Mundiales S.A. (2)	99.66	-	-	-	-
96.934.950-7	Portal de Pagos e Información S.A. (5)	99.99	-	-	-	-
96.893.540-2	Infochile S.A. (5)	99.99	-	-	-	-

1)
On July 23, 2004, the Company sold 100% of its participation in Telefónica Móvil de Chile S.A. The sales price for Telefónica Móviles S.A. (purchaser) was US$ 1,058 million, which was paid on July 28, 2004. With this transaction Compañía de Telecomunicaciónes de Chile S.A. recognized an effect on income (gain), after extraordinary amortization of goodwill as of June 2004 associated to this investment and net of taxes, in the amount of ThCh$ 314,467,616 as of December 2004 (equivalent to approximately US$ 470 million as of the transaction date).

2)	The Extraordinary Shareholders’ Meeting of Telefónica Empresas CTC Chile S.A., held on December 9, 2003, approved the absorption by incorporation of the subsidiary Comunicaciones Mundiales S.A.

3)	On June 19, 2003, Infoera S.A. changed its name to Telefónica Internet Empresas S.A.

4)
On December 1, 2003, the Board of Telefónica Empresas CTC Chile S.A. approved the sale of its shares in Administradora de Telepeajes de Chile S.A. of that date, to its subsidiary Telefónica Internet Empresas S.A.

5)
By means of public deeds dated December 1, 2003 and December 31, 2003, the Boards of Portal de Pagos e Información S.A. and Infochile S.A. recorded the absorption of these companies by Tecnonáutica S.A.

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (continued)

Note 2. Summary of Significant Accounting Policies, (continued):

(e) Price-level restatement:

The cumulative inflation rate in Chile as measured by the Chilean Consumer Price Index (“CPI”) for the three-year period ended December 31, 2005 was approximately 7.4% .

Chilean GAAP requires that the financial statements be restated to reflect the full effects of changes in the purchasing power of the Chilean peso on the financial position and results of operations of reporting entities. The method is based on a model that enables calculation of net inflation gains or losses caused by monetary assets and liabilities exposed to changes in the purchasing power of the local currency. The historical costs of such accounts, equity accounts and the statement of operations are restated for general price-level changes between the initial date of recognition of each item and the year-end (see also Note 27).

The purchasing power gain or loss included in net income or loss reflects the effects of Chilean inflation on the monetary assets and liabilities held by the Company.

The restatements were calculated using the official consumer price index of the National Institute of Statistics and based on the “prior month rule”, in which the inflation adjustments are based on the CPI at the close of the month preceding the close of the respective period or transaction. This index is considered by the business community, the accounting profession and the Chilean government to be the index that most closely complies with the technical requirement to reflect the variation in the general level of prices in Chile, and consequently it is widely used for financial reporting purposes.

The values of the Chilean consumer price index used to reflect the effects of the changes in the purchasing power of the Chilean peso (“price-level restatement”) are as follows:

		Change over Previous
	CPI	November 30

November 30, 2003	100.0	1.00%
November 30, 2004	102.5	2.50%
November 30, 2005	106.2	3.60%

The actual values of the Chilean consumer price index as of the balance sheet dates are as follows:

		Change over Previous
	CPI	December 31

December 31, 2003	100.0	1.10%
December 31, 2004	102.4	2.40%
December 31, 2005	106.2	3.70%

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

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (continued)

Note 2. Summary of Significant Accounting Policies, (continued):

(f) Basis of conversion:

Assets and liabilities in US$ (United States dollars), Euros, Brazilian Real and UF (Unidad de Fomento), have been converted to pesos at the observed exchange rates as of December 31 of each year-end as follows:

YEAR	US$	EURO	UF	REAL (Brazil)

2003	593.80	744.95	16,920.00	204.62
2004	557.40	760.13	17,317.05	210.18
2005	512.50	606.08	17,974.81	219.35

Foreign currency translation differences resulting from the application of this Standard are recognized in net income.

Convenience translation to US dollars

The financial statements are stated in Chilean pesos. The translations of Chilean pesos into US dollars are included solely for the convenience of the reader, using the observed exchange rate reported by the Chilean Central Bank as of December 31, 2005 of Ch$ 512.50 to US$ 1.00. The convenience translations should not be construed as representations that the Chilean peso amounts have been, could have been, or could in the future be, converted into US dollars at this or any other rate of exchange.

(g) Time deposits:

Time deposits are carried at cost, plus UF indexation adjustments, where applicable, and accrued interest as of year end.

(h) Marketable securities:

Fixed income securities and shares are recorded at the lower of their price-level restated cost plus accrued interest at each year-end using the actual interest yield determined at the purchase date, or at their market value, whichever is less.

(i) Inventories:

Depending on the nature of respective items, equipment held for sale is carried at the lower of either its price-level restated acquisition or production cost or at its market value considering movements on a first-in first-out basis.

Inventories are expected to be used during a period of twelve months after their acquisition and classified as current assets. Their cost is price-level restated. The obsolescence provision has been determined on the basis of an analysis of materials with slow turnover.

(j) Allowance for doubtful accounts:

The Allowance for doubtful accounts is estimated on the basis of the aging of such accounts, up to 100% of accounts outstanding for more than 120 days and 180 days in the case of large customers (corporations).

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (continued)

Note 2. Summary of Significant Accounting Policies, (continued):

(k) Property, plant and equipment:

Property, plant and equipment are carried at their price-level restated acquisition and/or construction cost.

Property, plant and equipment acquired up to December 31, 1979 are carried at their appraisal value, as stipulated in Article 140 of D.F.L. No. 4. Some assets subsequently acquired were subject to a technical revaluation to their appraisal value recorded as of September 30, 1986, as authorized in SVS Circular No. 550 (see Note 11). All these values have been price-level restated.

(l) Depreciation of property, plant and equipment:

Depreciation has been calculated and recorded on a straight-line basis over the estimated useful lives of the assets.

Depreciation on assets owned and assets acquired under capital leases are computed using the straight-line method over the related assets’ estimated useful lives. The depreciation periods reflect the respective estimated economic useful lives of such assets and have been approved by the Chilean Undersecretary of Telecommunications and are summarized as follows:

Range
of years

Buildings	25 to 60
Central exchange equipment	10 to 12
Subscriber’s equipment	2 to 10
External plant	3 to 40
Office furniture and equipment	3 to 10
Software	4
Other	4 to 10

(m) Leased assets:

Leased assets with a purchase option, whose contracts satisfy the characteristics of a financial lease, are recorded similarly to the acquisition of property, plant and equipment, recognizing the full obligation and interest on an accrual basis. These assets are not legally owned by the Company; therefore until it exercises the purchase option they cannot be freely disposed of. The amortization of Leased assets is included in the total depreciation of property, plant and equipment.

(n) Intangibles:

i) Rights to underwater cable:

Corresponding to the rights acquired by the Company for the use of an underwater cable to transmit voice and data. These rights are amortized over the term of the respective contracts, with a maximum of 25 years.

ii) Software licenses:

Software licenses are valued at their price-level restated acquisition cost. Amortization is calculated using the straight-line method over their estimated useful life, which does not exceed 4 years.

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (continued)

Note 2. Summary of Significant Accounting Policies, (continued):

(o) Investments in related companies:

These investments are accounted for under the equity method which recognizes the investor’s share of income on an accrual basis. For investments abroad, the valuation methodology as defined in Technical Bulletin No. 64 is applied. Investments in countries deemed to be unstable and whose activities are not an extension of the operations of the Parent Company are measured in US dollars.

(p) Goodwill:

Goodwill recorded by the Company was determined according to SVS Circular No. 368 based on differences between the purchase price and the recorded book values of the company acquired at the effective acquisition date. Amortization is determined using the straight-line method, considering the nature and characteristic of each investment, foreseeable life of the business and investment return, and does not exceed 20 years. Future acquisitions will be recorded using Technical Bulletin No. 72 based on the fair values of the identifiable assets and liabilities acquired. Any excess of the purchase price over the value of assets acquired and liabilities assumed will be allocated to goodwill.

The Company has evaluated the recoverability of its recorded goodwill in accordance with Technical Bulletin No. 56 and No. 72. As of December 31, 2004 and 2005, there were no indicators of an impairment of goodwill.

(q) Transactions with repurchase agreements:

Purchases of financial instruments including repurchase agreements are recorded as fixed rate instruments and are classified as Other Current Assets (see Note 9).

(r) Commercial paper and Bonds:

Bonds payable are presented under liabilities at the par value of the issued bonds (see Note 18b). The difference between par and placement value, determined on the basis of the actual interest rate for the transaction, is deferred and amortized over the term of the respective bond (see Notes 9 and 15).

Commercial papers are presented under liabilities at placement value plus accrued interest (see Note 18a).

Costs directly related to the placement of these obligations are deferred and amortized over the term of the respective liability.

(s) Income tax and deferred income tax:

The Company records income taxes in accordance with Technical Bulletin No. 60 and complementary technical bulletins thereto issued by the Chilean Association of Accountants, and with SVS Circulars No. 1466 and No. 1560, recognizing, using the liability method, the deferred tax effects of temporary differences between the financial reporting basis and tax basis of assets and liabilities. As a transitional provision at the date of adoption, a contra asset or liability has been recorded offsetting the effects of the deferred tax assets and liabilities not recorded prior to January 1, 2000. Such complementary asset or liability is being amortized to income over the estimated average reversal periods corresponding to the underlying temporary differences to which the deferred tax asset or liability relates calculated using the tax rates that will be in effect at the time of reversal.

The valuation allowances reflect amounts, which relate to deferred tax assets that management believes will more likely than not expire without benefit. In future periods, management's estimate of the amount of the deferred tax assets considered realizable may change, and hence the valuation allowance may increase or decrease.

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (continued)

Note 2. Summary of Significant Accounting Policies, (continued):

(t) Staff severance indemnities:

The severance indemnity that the Company is obligated to pay under collective bargaining agreements is recorded based on the projected benefit obligation using an annual discount rate of 7%, considering assumptions about the future service period of the employees, mortality rate of employees and salary increases used as the basis of actuarial calculations (see Note 22).

Costs for past services of employees resulting from changes in assumptions used as the actuarial bases, are deferred and amortized over the average of the estimated employees’ future service periods.

(u) Revenue recognition:

The Company’s revenues are recognized on an accrual basis in accordance with Chilean GAAP. A revenue is recorded when the title and the risk of the related goods and services is transferred, regardless of when the resulting monetary or financial flow arises. Services performed and not billed at each year-end are valued at selling prices using current rates and are recorded as Trade Accounts Receivable.

The revenues from wireline telephony and other services are recognized on an accrual basis.

The revenues generated by the sale of the prepaid cards (fixed telephony and long- distance telephony) are recognized when the traffic is used or when the card expires, whichever occurs first.

The revenues from sales of telecommunications equipment are recognized upon delivery to the customer.

Revenues for the charges of installations of telephone lines are recognized when the installation is complete.

(v) Foreign currency forwards:

The Company has entered into short-term forward contracts to purchase foreign currency. These contracts are hedging liabilities in foreign currency against changes in exchange rates.

These instruments are recorded in accordance with Technical Bulletin No. 57. This standard requires all financial derivative instruments to be recorded at fair value. Changes in fair value are either deferred as unrealized gains/losses or recorded directly in income depending on what type of hedge designation is applied or if the instrument is considered a hedge or not. No adjustments to the hedged item’s carrying amount are performed.

These contracts are detailed in Note 30, reflecting in the balance sheet only the net right or obligation at year-end, classified according to the maturity of each contract under Other Current Assets or Other Payables, as applicable.

(w) Cross currency interest rate swaps:

The Company has entered into long term cross currency interest rate swaps to hedge long-term liabilities denominated in foreign currencies with variable interest rates. These contracts are hedging both, currency risk and interest rate risk.

These instruments are recorded in accordance with Technical Bulletin No. 57. This standard requires all financial derivative instruments to be recorded at fair value. Changes in fair value are either deferred as unrealized gains/losses or recorded directly in income depending on what type of hedge designation is applied or if the instrument is considered a hedge or not. No adjustments to the hedged item’s carrying amount are performed.

These contracts are detailed in Note 30, reflecting in the balance sheet only the net right or obligation at period end, classified according to the maturity of each contract under Other Current Assets or Other Payables, as applicable.

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (continued)

Note 2. Summary of Significant Accounting Policies, (continued):

(x) Computer software:

The cost of software purchased is deferred and amortized using the straight-line method over a maximum period of four years and are classified as other property, plant and equipment.

(y) Research and development expenses:

Research and development expenses are charged to income in the period in which they are incurred. Those expenses have not been significant in the years presented in these financial statements.

(z) Accumulated adjustment for conversion differences:

The Company recognizes in this equity reserve account the difference between exchange rate fluctuations and the Consumer Price Index (C.P.I.) resulting from measuring those investments abroad that are controlled in United States dollars. The balance of this account is recognized in income in the same period in which the gain or loss is recognized on the total or partial disposal of these investments.

(aa) Statement of cash flows:

The consolidated Statements of Cash Flows have been prepared using the indirect method in accordance with Technical Bulletin No. 50 of the Chilean Accountants Association and SVS Circular No. 1,312. The Company defines securities under agreements to resell and time deposits with a remaining maturity of less than 90 days as cash equivalents; cash and cash equivalents are detailed as follows:

	As of December 31,

	2004	2005

	ThCh$	ThCh$

Cash	8,142,844	6,292,104
Time deposits	55,051,695	84,968,946
Other current assets	99,604,589	4,000,510

Total	162,799,128	95,261,560

Cash flows related to the Company’s operations and all those not defined as from investing or financing activities are included in “Cash Flows from Operating Activities”.

(ab) Correspondents:

The Company has agreements with foreign counterparties to set the conditions that regulate international traffic, determining the payments for each counterparty based on fixed rates for the net exchange of traffic.

This receivables/payables related to these agreements are recorded on an accrual basis, recognizing the costs and income for the period in which these are incurred, recording the net receivable or payable for each counterparty where the legal right of offset exists under “Accounts Receivable” or “Accounts Payable” as applicable.

(ac) Use of estimates

The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (continued)

Note 3. Accounting Changes:

Changes in estimates

i) Changes in actuarial hypotheses

As established in Technical Bulletin No. 8 issued by the Chilean Association of Accountants and with the new contractual conditions derived from the organizational change in Company, a series of studies were undertaken that allowed the modification of the calculation base for the staff severance indemnities provision. Initially, in December 2004, this resulted in recognizing deferred assets of ThCh$ 4,872,939 (historical). After concluding these studies in 2005, the Company decided to also include other actuarial estimates in the calculation methodology used for this provision. The additional variables modified were personnel turnover index, mortality rate and future salary increases. As a result of these modifications, the Company recorded deferred assets of ThCh$ 3,648,704 in 2005. Both effects will be amortized over the future service period of the employees that receive this benefit (see portion to be amortized in the short-term in Note 9 Footnote (3) and in the long-term in Note 15 Footnote (2).

ii) Change in estimation of international traffic

Due to the profound changes experienced by the telecommunications industry, the Company changed its focus from a product-oriented approach to a segment-oriented approach. In response to this change, the Company initiated the development of information systems, changes in the processes and advances to the applications in the different business areas, in order to implement an automated system to measure, value and determine international traffic with foreign counterparties. This work has allowed the Company to improve its process regarding the determination of quantities of international traffic pending collection and/or settlement.

This new methodology resulted in a change to the estimation of the provisions, settlement and recoverability of the net balances of accounts receivable and payable to counterparties, resulting in a net charge to income in the amount of ThCh$ 10,624,218 (US$ 20.7 million) during the second half of 2005.

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (continued)

Note 4. Time deposits:

The detail of the time deposits is as follows as of December 31, 2004:

				Interest rate*	Maturity date	Accrued interest
Placement	Financial Institution	Currency	Principal				Total

			ThCh$	%		ThCh$	ThCh$

Nov 29, 2004	BBVA	Ch$	10,360,000	0.23	Jan 03, 2005	25,416	10,385,416
Nov 30, 2004	Banco De Chile	Ch$	7,770,000	0.23	Jan 04, 2005	18,467	7,788,467
Nov 30, 2004	Banco De Chile	Ch$	7,770,000	0.23	Jan 05, 2005	18,467	7,788,467
Dec 02, 2004	Corp Banca	Ch$	1,139,600	0.22	Jan 06, 2005	2,423	1,142,023
Dec 02, 2004	Corp Banca	Ch$	9,220,400	0.22	Jan 06, 2005	19,608	9,240,008
Dec 14, 2004	Corp Banca	Ch$	9,842,000	0.21	Jan 13, 2005	11,712	9,853,712
Dec 14, 2004	The Chase Manhattan Bank N.A.	Ch$	4,144,000	0.20	Jan 13, 2005	4,697	4,148,697
Dec 31, 2004	ABN Amro Bank	US$	4,417,618	0.24	Jan 03, 2005	-	4,417,618
Dec 07, 2004	BCI	UF	287,096	1.00	Mar 08, 2005	191	287,287

	Total		54,950,714			100,981	55,051,695

* For the time deposit in UF the interest rate per year is presented, all other interest rates are presented per month.

The detail of time deposits is as follows as of December 31, 2005:

				Yearly
				interest	Maturity	Accrued
Placement	Financial Institution	Currency	Principal	rate	date	interest	Total

			ThCh$	%		ThCh$	ThCh$

Dec 30, 2005	ABN AMRO BANK	US$	84,604,013	4.03	Jan 03, 2006	-	84,604,013
Dec 26, 2005	BANCO CREDITO E INVERSIONES	US$	74,774	4.30	Jan 25, 2006	45	74,819
Dec 06, 2005	BANCO CREDITO E INVERSIONES	UF	286,946	6.20	Mar 07, 2006	1,240	288,186
Dec 30, 2005	BANCO SANTANDER SANTIAGO	Ch$	1,928	-	Jan 30, 2006	-	1,928

	Total		84,967,661			1,285	84,968,946

Note 5. Marketable Securities:

The balance of marketable securities is as follows:

	As of December 31,

	2004	2005

	ThCh$	ThCh$
Shares	455,370	-
Publicly traded governmental securities	26,605,946	15,747,311

Total Marketable Securities	27,061,316	15,747,311

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (continued)

Note 5. Marketable Securities, (continued):

The balance of publicly traded governmental securities as of December 31, 2004 is as follows:

	Date			Carrying Value

					Interest
Instrument	Purchase	Maturity	Par value	Amount	Rate %	Market value	Provision

			ThCh$	ThCh$		ThCh$	ThCh$
Zero-051201	December 2002	October 2005	3,081,277	3,608,729	5.07	3,658,105	-
Zero-051101	December 2002	November 2005	1,470,116	1,754,488	5.85	1,778,552	-
Zero-051001	December 2002	December 2005	11,547,832	13,795,002	5.85	13,988,592	-

Sub-Total			16,099,225	19,158,219		19,425,249	-

BCD501005	September 2004	October 2005	2,887,332	2,956,083	5.00	2,956,083	35,073
BCD501005	November 2004	October 2005	1,443,666	1,477,680	5.00	1,477,680	4,782
BCD0500907	December 2004	September 2007	2,887,332	3,013,964	5.00	3,016,266	-

Sub-Total			7,218,330	7,447,727		7,450,029	39,855

Total			23,317,555	26,605,946	-	26,875,278	39,855

The balance of publicly traded governmental securities as of December 31, 2005 is as follows:

	Date			Carrying Value

					Interest
Instrument	Purchase	Maturity	Par value	Amount	Rate %	Market value	Provision

			ThCh$	ThCh$		ThCh$	ThCh$
BCD0500907	December 2004	September 2007	2,562,500	2,605,038	5.00	2,605,038	(43,643)
BCD0500907	August 2005	September 2007	1,793,750	1,823,526	5.00	1,823,526	(12,202)
BCD0500907	September 2005	September 2007	2,050,000	2,084,030	5.00	2,084,030	(27,314)
BCD0500907	September 2005	September 2007	2,562,500	2,605,037	5.00	2,605,037	(31,990)
BCD0500907	September 2005	September 2007	2,562,500	2,605,037	5.00	2,605,037	(29,746)
BCD0500907	September 2005	September 2007	512,500	521,007	5.00	521,007	(5,888)
BCD0500907	September 2005	September 2007	512,500	521,007	5.00	521,007	(5,542)
BCD0500907	September 2005	September 2007	1,025,000	1,042,015	5.00	1,042,015	(10,085)

Sub-Total			13,581,250	13,806,697		13,806,697	(166,410)

BCU500909	November 2005	September 2009	1,797,481	1,940,614	5.00	1,943,710	-

Sub-Total			1,797,481	1,940,614		1,943,710	-

Total			15,378,731	15,747,311		15,750,407	(166,410)

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (continued)

Note 6. Current and long-term receivables:

The detail of current and long-term receivables as of December 31, is as follows:

	Current									Long-term

	Up to 90 days		Over 90 up to 1 year		Subtotal	Total Current (net)

Description	2004	2005	2004	2005	2005	2004	2005			2004	2005

	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	%	ThCh$	%	ThCh$	ThCh$

Accounts receivable	233,314,442	194,887,503	7,083,779	5,215,068	200,102,571	158,420,629	100.00	141,585,377	100.00	2,147,450	1,064,482
Standard telephony service	163,421,549	148,286,462	4,128,000	1,645,812	149,932,274	96,828,042	59.45	102,180,321	72.17	2,147,450	1,064,482
Long distance	42,986,654	23,779,131	-	-	23,779,131	35,773,519	23.55	16,200,173	11.44	-	-
Communications companies	22,772,672	18,862,812	2,860,017	3,248,308	22,111,120	22,043,761	14.51	19,859,339	14.03	-	-
Others	4,133,567	3,959,098	95,762	320,948	4,280,046	3,775,307	2.49	3,345,544	2.36	-	-
Allowance for doubtful accounts	(79,858,782)	(57,403,196)	(2,118,810)	(1,113,998)	(58,517,194)	-		-		-	-
Notes receivable	12,485,919	8,020,947	725,182	103,181	8,124,128	4,727,488		3,362,837		-	-
Allowance for doubtful notes	(8,483,613)	(4,761,291)	-	-	(4,761,291)	-		-		-	-
Other receivables	5,272,032	9,914,281	18,176,668	3,259,095	13,173,376	23,448,700		13,173,376		15,921,241	14,319,436
Allowance for doubtful accounts	-	-	-	-	-	-		-		-	-

Total long-term receivables										18,068,691	15,383,918

During 2003, 2004 and 2005, there were bad debt write-offs of ThCh$ 27,589,810, ThCh$ 22,922,107 and ThCh$ 42,771,384, respectively, which were charged against the allowance for doubtful accounts.

As of December 31, 2004 and 2005, current receivables from employees amounted to ThCh$ 2,082,760 and 1,872,584, respectively. Other long term receivables include loans given to employees at the amount of ThCh$ 8,082,132 and ThCh$ 7,652,503, respectively. These loans bear an average variable interest rate which is equal to inflation rate and the value is changed each year to reflect the change in salaries (see Note 15 Footnote 3).

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (continued)

Note 7. Balances and transactions with related entities:

a) Receivable from related parties are as follows:

		Short-term		Long-term

		As of December 31,		As of December 31,

Taxpayer No.	Company	2004	2005	2004	2005

		ThCh$	ThCh$	ThCh$	ThCh$
Foreign	Telefónica España	41,440	802,300	-	-
93.541.000-2	Impresora Comercial y Publiguías S.A.	4,362,988	3,779,839	-	-
Foreign	Emergia U.S.A.	45,587	-	-	-
96.834.230-4	Terra Networks Chile S.A.	610,026	1,114,005	-	-
96.895.220-k	Atento Chile S.A.	267,084	410,009	-	-
96.910.730-9	Emergia Chile S.A.	43,622	104,199	-	-
Foreign	Telefónica LD Puerto Rico	2,661	-	-	-
Foreign	Telefónica Data EEUU	51,908	26,677	-	-
Foreign	Telefónica Data España	95,481	349,776	-	-
Foreign	Telefónica Argentina	197,848	1,809,521	-	-
Foreign	Telefónica Gestión de Servicios Compartidos España	-	11,202	-	-
96.786.140-5	Telefónica Móvil de Chile S.A.	6,423,933	6,499,149	-	-
Foreign	Telefónica Procesos Tecnología de Información	9,465,791	1,338,177	-	-
59.083.900-0	Telefónica Ingeniería de Seguridad S.A.	1,729	1,886	-	-
Foreign	Telefónica Whole Sale International Services	196,589	449,971	-	-
96.672.160-k	Telefónica Móviles Chile S.A.	-	1,149,569	-	-
96.990.810-7	Telefónica Móviles Soluciones y Aplicaciones S.A.	115,350	181,187	-	-

	Total	21,922,037	18,027,467	-	-

There have been charges and credits recorded to current accounts between these companies for sales of material, equipment and services. The intercompany balances do not bear any interest.

b) Payable to related parties are as follows:

		Short-term		Long-term

		As of December 31,		As of December 31,

Taxpayer No.	Company	2004	2005	2004	2005

		ThCh$	ThCh$	ThCh$	ThCh$

96.990.810-7	Telefónica Móviles Soluciones y Aplicaciones S.A.	-	1,274	-	-
Foreign	Telefónica España	179,015	-	-	-
96.527.390-5	Telefónica Internacional Chile S.A.	279,871	280,407	-	-
93.541.000-2	Impresora Comercial y Publiguías S.A.	1,293,592	1,636,130	-	-
Foreign	Telefónica Perú	39,750	48,631	-	-
96.834.230-4	Terra Networks Chile S.A.	4,346,562	4,154,347	-	-
96.895.220-k	Atento Chile S.A.	1,840,680	661,344	-	-
96.910.730-9	Emergia Chile S.A.	133,725	215,161	-	-
Foreign	Telefónica Guatemala	2,089	98,506	-	-
Foreign	Telefónica El Salvador	149,323	56,128	-	-
96.786.140-5	Telefónica Móvil de Chile S.A.	12,398,934	14,670,950	-	-
Foreign	Telefónica Procesos Tecnología de Información	7,330,999	-	-	-
59.083.900-0	Telefónica Ingeniería de Seguridad S.A.	34,362	-	-	-
Foreign	Telefónica Whole Sale International Services	924,466	677,991	-	-
Foreign	Telefónica LD Puerto	-	16,048	-	-
96.672.160-k	Telefónica Móviles Chile S.A.	-	4,437,945	-	-
Foreign	Telefónica Investigación y Desarrollo	-	511,567	-	-
Foreign	Telefónica Sao Paulo	9,786	34,991	-	-

	Total	28,963,154	27,501,420	-	-

There have been charges and credits recorded to current accounts between these companies for sales of materials, equipment and services. The intercompany balances do not bear any interest. As per Article No. 89 of the Corporations Law, all these transactions are carried out under conditions similar to those that normally prevail in the market.

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (continued)

Note 7. Balances and transactions with related entities for the years ended December 31, (continued):
               c) Transactions:

		Nature	Description	2003		2004		2005
		of	of	ThCh$		ThCh$		ThCh$

Company	Tax No.	Relationship	transaction		Effect on		Effect on		Effect on

				Amount	income	Amount	income	Amount	income
Telefónica España	Foreign	Parent Co.	Sales	-	-	528,708	528,708	871,168	871,168
			Purchases	-	-	(332,791)	(332,791)	(228,087)	(228,087)
Telefónica Internacional Chile S.A.	96.527.390-5	Parent Co.	Purchases	(561,643)	(561,643)	(561,912)	(561,912)	(571,203)	(571,203)
			Financial Expenses (1)	(552,533)	(552,533)	(269,043)	(269,043)	-	-
Impresora y Comercial Publiguías S.A.	93.541.000-2	Member of	Sales	5,602,554	5,602,554	5,773,667	5,773,667	5,432,537	5,432,537
		controlling group	Purchases	(6,805,745)	(6,805,745)	(5,791,628)	(5,791,628)	(4,039,734)	(4,039,734)
			Financial Income	364,282	364,282	6,736,566	6,736,566	-	-
			Other Non-operating Income	(1,664,706)	(1,664,706)	-	-	-	-
Terra Networks Chile S.A.	96.834.230-4	Member of	Sales	6,208,829	6,208,829	5,667,586	5,667,586	5,218,607	5,218,607
		controlling group	Purchases	(2,412,386)	(2,412,386)	(2,054,660)	(2,054,660)	(914,621)	(914,621)
Atento Chile S.A	96.895.220-K	Member of	Sales	1,014,443	1,014,443	1,107,799	1,107,799	1,674,154	1,674,154
		controlling group	Purchases	(12,914,580)	(12,914,580)	(17,621,567)	(17,621,567)	(15,417,377)	(15,417,377)
			Other Non-operating Income	17,771	17,771	-	-	-
Emergia Chile S.A.	96.910.730-9	Member of	Sales	1,126,842	1,126,842	691,112	691,112	940,006	940,006
		controlling group	Purchases	(87,405)	(87,405)	(78,967)	(78,967)	(108,906)	(108,906)
Telefónica Argentina	Foreign	Member of	Sales	-	-	1,245,522	1,245,522	1,129,163	1,129,163
		controlling group	Purchases	-	-	(878,306)	(878,306)	(836,260)	(836,260)
Telefónica Mobile Solutions Chile S.A.	96.990.810-7	Member of controlling group	Sales	-	-	12,178	12,178	91,291	91,291
Telefónica Wholesale International Services	Foreign	Member of	Sales	396,121	396,121	220,655	220,655	-	-
		controlling group	Purchases	(1,589,401)	(1,589,401)	(2,337,727)	(2,337,727)	-	-
Telefónica Sao Paulo	Foreign	Member of	Sales	-	-	185,700	185,700	159,900	159,900
		controlling group	Purchases	-	-	(196,746)	(196,746)	(209,174)	(209,174)
Telefónica Guatemala S.A.	Foreign	Member of	Sales	-	-	8,115	8,115	8,845	8,845
		controlling group	Purchases	-	-	(17,842)	(17,842)	(37,748)	(37,748)
Telefónica Perú	Foreign	Member of	Sales	-	-	567,671	567,671	515,041	515,041
		controlling group	Purchases	-	-	(636,485)	(636,485)	(540,790)	(540,790)
Telefónica LD Puerto Rico	Foreign	Member of	Sales	-	-	15,250	15,250	11,718	11,718
		controlling group	Purchases	-	-	(13,938)	(13,938)	(14,150)	(14,150)
Telefónica El Salvador	Foreign	Member of	Sales	-	-	-	-	5,024	5,024
		controlling group	Purchases	-	-	(33,670)	(33,670)	(29,005)	(29,005)
Telefónica Móvil de Chile S.A.	96.786.140-5	Member of	Sales	-	-	7,195,198	7,195,198	13,309,676	13,309,676
		controlling group	Purchases	-	-	(19,929,059)	(19,929,059)	(41,806,465)	(41,806,465)
			Financial Income	-	-	721,044	721,044	-	-
Telefónica Móviles S.A.	Foreign	Member of controlling group	Sale of Telefónica Móvil shares	-	-	700,496,341	314,467,616	-	-
Telefonía Publicidad e Información S.A.	Foreign	Member of controlling group	Sale of Impresora y Comercial Publiguías S.A.	-	-	9,618,949	6,736,566	-	-
Telefónica Móviles Chile Larga Distancia S.A.	96.672.160-K	Member of	Sales	-	-	-	-	1,536,816	1,536,816
		controlling group	Purchases	-	-	-	-	(12,222,117)	(12,222,117)
		Member of
Atento Recursos Ltda.	78.868.200-K	controlling group	Purchases	(14,057)	(14,057)	-	-	-	-
		Member of
Telefónica Wholesale International Services Uruguay	Foreign	controlling group	Purchases	-	-	-	-	(1,300,867)	(1,300,867)
		Member of
Telefónica Ingeniería de Seguridad S.A.	59.083.900-0	controlling group	Sales	-	-	-	-	10,018	10,018
		Member of
Telefónica Gestión España	Foreign	controlling group	Sales	-	-	-	-	11,202	11,202
		Member of
Telefónica Data USA	Foreign	controlling group	Sales	-	-	-	-	9,383	9,383

(1) The current account of Telefónica Internacional Chile S.A. is denominated in US dollars, accruing interest at a variable rate adjusted to market rates (US$ + Market Spread) .
In the case of Sales and Services Rendered, these mature in the short-term (less than a year) and the maturity terms for each case vary based on the related transaction.

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (continued)

Note 8. Current and deferred income taxes:

a) General information:

For the years ended December 31, 2003, 2004 and 2005, the Parent Company recorded a first category income tax provision based on taxable income of ThCh$ 33,501,571, ThCh$ 93,139,587 and ThCh$ 94,550,929, respectively.

In addition, for the years ended December 31, 2004 and 2005, a provision for first category income tax in subsidiaries was recorded based on the subsidiaries' taxable income of ThCh$ 60,360,854 and ThCh$ 44,187,489, respectively.

The companies in the group with taxable positive Retained Earnings and their associated tax credits as of December 31, 2005 are as follows:

	Distributable	Distributable	Distributable	Distributable	Distributable	Credit
	Earnings	Earnings	Earnings	Earnings	Earnings	Amount
	with tax	with tax	with tax	with tax	without
	credit	credit	credit	credit	tax credit

Subsidiaries	15%	16%	16.5% credit	17%

	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

CTC Equipos y Servicios de Telecomunicaciones S.A.	-	-	-	9,472,657	2,648,591	1,940,180
Telefónica Mundo S.A.	-	66,169	4,418,074	34,645,886	3,829,889	7,981,773
Globus 120 S.A.	2,179,207	825,635	591,061	1,885,389	281,674	1,044,789
Telefónica Empresas CTC Chile S.A.	-	-	1,685,904	23,620,867	1,827,877	5,171,145
Compañía de Telecomunicaciones de Chile S.A.	-	-	-	78,727,292	16,124,866	-

Total	2,179,207	891,804	6,695,039	148,352,091	24,712,897	16,137,887

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (continued)

Note 8. Current and deferred income taxes, (continued):

b) Deferred taxes:

As of December 31, 2004 and 2005, the net deferred tax liabilities amounted to ThCh$ 43,267,721 and ThCh$ 46,677,482, respectively and the detail is as follows:

	December 31, 2004				December 31, 2005

	Deferred tax assets		Deferred tax liabilities		Deferred tax assets		Deferred tax liabilities

Description	Short-term	Long-term	Short-term	Long-term	Short-term	Long-term	Short-term	Long-term

Temporary differences
Allowance for doubtful accounts	13,432,420	-	-	-	10,054,119	-	-	-
Provision for vacations	676,170	-	-	-	816,932	-	-	-
Benefits for tax losses	-	1,592,458	-	-	220,485	1,027,566	-	-
Staff severance indemnities	-	-	-	6,387,759	-	-	-	6,220,462
Leased assets and liabilities	-	65,020	-	92,955	-	60,201	-	121,456
Property, plant and equipment	2,880	4,002,960	-	179,475,607	-	4,127,840	-	164,432,718
Deferred prior service cost	-	749,609	-	-	-	534,925	-	-
Software	-	-	-	3,431,233	-	-	-	2,153,780
Deferred charges	-	-	-	1,241,740	-	-	-	967,737
Union contract bonus	-	-	-	58,390	-	-	-	33,935
Other	649,075	270,402	-	1,303,965	642,978	286,293	49,070	4,142,744

Sub-Total	14,760,545	6,680,449	-	191,991,649	11,734,514	6,036,825	49,070	178,072,832
Complementary accounts net of accumulated amortization	-	(4,042,442)	-	(131,325,377)	-	(3,649,605)	-	(117,322,686)

Sub-Total	14,760,545	2,638,007	-	60,666,272	11,734,514	2,387,220	49,070	60,750,146
Reclassification for presentation purposes	-	(2,638,007)	-	(2,638,006)	(49,070)	(2,387,220)	(49,070)	(2,387,220)

Total	14,760,545	-	-	58,028,266	11,685,444	-	-	58,362,926

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (continued)

Note 8. Current and deferred income taxes, (continued):

c) Income tax breakdown:

The current tax expenses recorded by the Company in 2003, 2004 and 2005 result from the following items :

	For the years ended December 31,

	2003	2004	2005

Description	ThCh$	ThCh$	ThCh$

Current tax expense before tax benefits (17%)	24,487,272	27,190,059	23,920,829
Tax on disallowed expenses (Article 21 35%)	88,903	32,667	61,954
Capital gains tax assessed on the proceeds of the sales of subsidiary
Telefónica Móvil and the Company's participation in Publiguías	-	37,585,198	-
Tax expense adjustment (previous year)	(782,137)	(5,173,678)	73,136

Current income tax subtotal	23,794,038	59,634,246	24,055,919

- Current year deferred tax charge (credit)	9,139,653	(9,595,002)	(4,273,621)
- Tax benefits from tax loss carry forwards	(14,339,800)	(1,094,984)	-
- Effect of amortization of complementary accounts	12,210,928	15,697,174	13,609,874

Deferred tax expense subtotal	7,010,781	5,007,188	9,336,253

Total income tax expense	30,804,819	64,641,434	33,392,172

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (continued)

Note 9. Other Current Assets:

The detail of other current assets is as follows:

	As of December 31,

	2004	2005

	ThCh$	ThCh$

Financial instruments with fixed income and resale agreement (Note 10)	99,604,589	4,000,510
Deferred union contract bonus (1)	2,333,910	1,244,357
Deferred exchange insurance premiums	819,871	78,763
Telephone directories for connection program	3,562,217	2,714,723
Deferred bond discount (Note 29)	595,456	47,758
Deferred issuance costs for placement of bonds (Note 29)	433,318	263,758
Commercial paper issuance costs (Note 29)	183,545	100,865
Deferred issuance costs for foreign financing placements (2)	419,166	687,681
Derivatives contracts (net of partial liquidations)	4,860,183	228,187
Deferred staff severance indemnities (3)	-	1,016,713
Others	1,293,803	716,624

Total	114,106,058	11,099,939

(1)
Between November and December 2003, the Company negotiated a 32-month and 36-month union contract with a number of its employees, granting them, among other benefits, a signing bonus. That bonus was paid in November and December 2003. The total benefit of ThCh$ 3,425,245 (historical), is being deferred using the straight-line method over the term of the union agreement.

The long-term portion is incurred in “Others” under Other non-current Assets (Note 15).

(2)	This amount corresponds to the disbursements incurred for foreign loans obtained by the Company to finance its investment plan.

(3)	Corresponds to the short-term portion to be amortized due to changes in the actuarial hypothesis, as described in Note 3, and to the concept of loans to employees as indicated in Note 15 Footnote (3).

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (continued)

Note 10. Information regarding purchase commitment and sales commitment transactions (agreements):

The detail for the year 2004 is as follows:

				Original	Subscription			Instrument	Book
Code	Dates		Counterparty	currency	value	Rate	Final Value	Identification	Value

	Inception	End

CRV	December 21, 2004	January 10, 2005	Citibank N.A.	Ch$	1,215,416	0.22%	1,217,198	BCP0800709	1,216,308
CRV	December 21, 2004	January 10, 2005	Citibank N.A.	Ch$	458,791	0.22%	459,464	BCP0800806	459,127
CRV	December 21, 2004	January 10, 2005	Citibank N.A.	Ch$	7,929,714	0.22%	7,941,344	BCP0800806	7,935,529
CRV	December 21, 2004	January 10, 2005	Citibank N.A.	Ch$	2,307,233	0.22%	2,310,618	BCP0800907	2,308,926
CRV	December 23, 2004	January 11, 2005	Banco Santander Santiago	Ch$	285,218	0.22%	285,615	BCP0800805	285,385
CRV	December 27, 2004	January 11, 2005	Banco Santander Santiago	Ch$	48,006	0.22%	48,058	BCP0800614	48,021
CRV	December 27, 2004	January 11, 2005	BCI	Ch$	4,144,000	0.21%	4,148,351	BCP0800708	4,145,160
CRV	December 15, 2004	January 12, 2005	BCI	Ch$	9,013,200	0.21%	9,030,866	BCP0800708	9,023,295
CRV	December 29, 2004	January 18, 2005	BCI	Ch$	5,246,123	0.21%	5,253,467	PDBC050121	5,246,856
CRV	December 29, 2004	January 18, 2005	BCI	Ch$	157,914	0.21%	158,136	BCP0800806	157,937
CRV	December 29, 2004	January 18, 2005	BCI	Ch$	646,964	0.21%	647,870	BCP0800806	647,055
CRV	December 29, 2004	January 18, 2005	BCI	Ch$	456,904	0.21%	457,543	BCP0800709	456,967
CRV	December 29, 2004	January 18, 2005	BCI	Ch$	132,440	0.21%	132,626	BCP0800709	132,459
CRV	December 29, 2004	January 18, 2005	BCI	Ch$	32,837	0.21%	32,884	BCP0800406	32,842
CRV	December 29, 2004	January 18, 2005	BCI	Ch$	16,574	0.21%	16,597	BCP0800406	16,576
CRV	December 29, 2004	January 18, 2005	BCI	Ch$	44,243	0.21%	44,306	BCP0800406	44,250
CRV	December 28, 2004	January 19, 2005	ABN AMRO Bank Chile	Ch$	5,690	0.19%	5,698	BCP0800806	5,691
CRV	December 28, 2004	January 19, 2005	Banco Santander Santiago	Ch$	2,169,471	0.25%	2,173,448	BCP0801205	2,170,013
CRV	December 28, 2004	January 19, 2005	Banco Santander Santiago	Ch$	109,729	0.25%	109,930	BCP0800907	109,757
CRV	December 28, 2004	January 19, 2005	Citibank N.A.	Ch$	1,198,736	0.25%	1,200,934	BCP0800614	1,199,120
CRV	December 28, 2004	January 19, 2005	Citibank N.A.	Ch$	1,618,294	0.25%	1,621,260	BCP0800614	1,618,813
CRV	December 28, 2004	January 19, 2005	Citibank N.A.	Ch$	379,688	0.25%	380,384	BCP0800907	379,815
CRV	December 28, 2004	January 19, 2005	Citibank N.A.	Ch$	690,342	0.25%	691,608	BCP0800907	690,573
CRV	December 28, 2004	January 19, 2005	Citibank N.A.	Ch$	2,285,272	0.25%	2,289,462	BCP0801205	2,286,083
CRV	December 30, 2004	January 7, 2005	Bank Boston	UF	19,342	0.18%	19,351	CERO010108	19,343
CRV	December 21, 2004	January 10, 2005	ABN AMRO Bank Chile	UF	2,279,200	0.18%	2,281,935	BCU0500907	2,280,568
CRV	December 21, 2004	January 10, 2005	Deutsche Bank	UF	2,136,928	0.20%	2,139,777	PRC1D0896	2,138,353
CRV	December 21, 2004	January 10, 2005	Deutsche Bank	UF	505,976	0.20%	506,651	PRC1D0498	506,314
CRV	December 21, 2004	January 10, 2005	Deutsche Bank	UF	584,802	0.20%	585,582	PRC1D0897	585,193
CRV	December 21, 2004	January 10, 2005	Deutsche Bank	UF	364,062	0.20%	364,548	PRC1D1097	364,305
CRV	December 21, 2004	January 10, 2005	Deutsche Bank	UF	944,622	0.20%	945,881	PRC1D1197	945,252
CRV	December 21, 2004	January 10, 2005	Deutsche Bank	UF	54,928	0.20%	55,001	PRC1A0398	54,965
CRV	December 21, 2004	January 10, 2005	Deutsche Bank	UF	577,237	0.20%	578,007	PRC1D0798	577,623
CRV	December 21, 2004	January 10, 2005	Deutsche Bank	UF	381,482	0.20%	381,991	PRC1D1298	381,737
CRV	December 21, 2004	January 10, 2005	Deutsche Bank	UF	147,960	0.20%	148,157	PRC1D1296	148,059
CRV	December 27, 2004	January 11, 2005	Banco BICE	UF	1,243,200	0.21%	1,244,505	CERO011006	1,243,548
CRV	December 23, 2004	January 11, 2005	Banco Santander Santiago	UF	25,582	0.22%	25,618	PCDG021091	25,597
CRV	December 22, 2004	January 17, 2005	HSBC Bank	UF	335,769	0.22%	336,409	CERO010110	335,990
CRV	December 22, 2004	January 17, 2005	HSBC Bank	UF	1,111,081	0.22%	1,113,200	CERO010510	1,111,814
CRV	December 22, 2004	January 17, 2005	HSBC Bank	UF	812,331	0.22%	813,880	CERO010710	812,866
CRV	December 22, 2004	January 17, 2005	HSBC Bank	UF	1,053,720	0.22%	1,055,730	CERO010410	1,054,416
CRV	December 22, 2004	January 17, 2005	HSBC Bank	UF	831,100	0.22%	832,684	CERO010111	831,648
CRV	December 22, 2004	January 17, 2005	Chase Manhattan Bank	UF	396,845	0.19%	397,499	PRC1D1096	397,072
CRV	December 22, 2004	January 17, 2005	Chase Manhattan Bank	UF	2,273,998	0.19%	2,277,742	PRC1D1296	2,275,295
CRV	December 22, 2004	January 17, 2005	Chase Manhattan Bank	UF	2,310,488	0.19%	2,314,292	PRC4D1298	2,311,805
CRV	December 22, 2004	January 17, 2005	Chase Manhattan Bank	UF	44,006	0.19%	44,079	CERO010205	44,031
CRV	December 22, 2004	January 17, 2005	Chase Manhattan Bank	UF	465,462	0.19%	466,229	PRC4D0798	465,728
CRV	December 29, 2004	January 18, 2005	Banco Estado	UF	600,803	0.23%	601,725	CERO011007	600,896
CRV	December 29, 2004	January 18, 2005	Banco Estado	UF	74,436	0.23%	74,550	CERO011106	74,447
CRV	December 29, 2004	January 18, 2005	Banco Estado	UF	713,602	0.23%	714,696	CERO011105	713,712
CRV	December 29, 2004	January 18, 2005	Banco Estado	UF	69,319	0.23%	69,424	CERO010812	69,329

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (continued)

Note 10. Information regarding purchase commitment and sales commitment transactions (agreements), (continued):

				Original	Subscription			Instrument	Book
Code	Dates		Counterparty	currency	value	Rate	Final Value	Identification	Value

	Inception	End

CRV	December 29, 2004	January 18, 2005	Banco Estado	UF	329,108	0.23%	329,613	CERO011008	329,159
CRV	December 29, 2004	January 18, 2005	Banco Estado	UF	164,361	0.23%	164,613	CERO011107	164,386
CRV	December 29, 2004	January 18, 2005	Banco Estado	UF	85,018	0.23%	85,149	CERO011105	85,031
CRV	December 29, 2004	January 18, 2005	Banco Estado	UF	258,029	0.23%	258,425	CERO011005	258,069
CRV	December 29, 2004	January 18, 2005	Banco Estado	UF	225,507	0.23%	225,853	CERO010908	225,541
CRV	December 29, 2004	January 18, 2005	Banco Estado	UF	47,951	0.23%	48,025	CERO011207	47,960
CRV	December 29, 2004	January 18, 2005	Banco Estado	UF	19,319	0.23%	19,348	CERO010511	19,322
CRV	December 29, 2004	January 18, 2005	Banco Estado	UF	282,962	0.23%	283,396	CERO010405	283,005
CRV	December 29, 2004	January 18, 2005	Banco Estado	UF	435,297	0.23%	435,964	CERO010505	435,364
CRV	December 29, 2004	January 18, 2005	Banco Estado	UF	21,275	0.23%	21,308	CERO010206	21,278
CRV	December 29, 2004	January 18, 2005	Banco Estado	UF	72,948	0.23%	73,060	CERO010508	72,958
CRV	December 29, 2004	January 18, 2005	Banco Estado	UF	29,686	0.23%	29,731	CERO010412	29,691
CRV	December 29, 2004	January 18, 2005	Banco Estado	UF	77,784	0.23%	77,903	CERO010606	77,796
CRV	December 29, 2004	January 18, 2005	Banco Estado	UF	78,749	0.23%	78,871	CERO010206	78,762
CRV	December 29, 2004	January 18, 2005	Banco Estado	UF	15,880	0.23%	15,905	CERO010508	15,882
CRV	December 29, 2004	January 18, 2005	Banco Estado	UF	22,443	0.23%	22,477	CERO010106	22,446
CRV	December 29, 2004	January 18, 2005	Banco Estado	UF	31,485	0.23%	31,534	CERO010810	31,490
CRV	December 29, 2004	January 18, 2005	Banco Estado	UF	281,813	0.23%	282,245	CERO010705	281,856
CRV	December 29, 2004	January 18, 2005	Banco Estado	UF	151,839	0.23%	152,071	CERO010708	151,862
CRV	December 29, 2004	January 18, 2005	Banco Estado	UF	343,335	0.23%	343,862	CERO010808	343,387
CRV	December 29, 2004	January 18, 2005	Banco Estado	UF	218,059	0.23%	218,393	CERO010610	218,093
CRV	December 29, 2004	January 18, 2005	Banco Estado	UF	148,928	0.23%	149,156	CERO010708	148,951
CRV	December 29, 2004	January 18, 2005	Banco Estado	UF	24,754	0.23%	24,791	CERO010705	24,757
CRV	December 29, 2004	January 18, 2005	Banco Estado	UF	258,810	0.23%	259,207	CERO010607	258,850
CRV	December 29, 2004	January 18, 2005	Banco Estado	UF	82,937	0.23%	83,063	CERO010606	82,949
CRV	December 29, 2004	January 18, 2005	Banco Estado	UF	13,562	0.23%	13,583	CERO010706	13,564
CRV	December 28, 2004	January 19, 2005	ABN AMRO Bank Chile	UF	4,345,510	0.19%	4,351,692	BCU0500907	4,346,354
CRV	December 28, 2004	January 19, 2005	Banco BICE	UF	62,147	0.25%	62,260	PRC1C0397	62,161
CRV	December 28, 2004	January 19, 2005	Banco BICE	UF	62,109	0.25%	62,223	PRC1D0297	62,124
CRV	December 28, 2004	January 19, 2005	Banco BICE	UF	1,436,514	0.25%	1,439,148	PRC1D1096	1,436,849
CRV	December 28, 2004	January 19, 2005	Banco BICE	UF	143,877	0.25%	144,140	PRC4D0299	143,910
CRV	December 28, 2004	January 19, 2005	Banco BICE	UF	219,087	0.25%	219,488	PRC5B0295	219,138
CRV	December 28, 2004	January 19, 2005	Banco BICE	UF	375,604	0.25%	376,292	PRC5D0396	375,691
CRV	December 28, 2004	January 19, 2005	Banco BICE	UF	323,243	0.25%	323,836	PRC5D1295	323,319
CRV	December 28, 2004	January 19, 2005	Banco BICE	UF	118,322	0.25%	118,539	PRC6B1293	118,350
CRV	December 28, 2004	January 19, 2005	Banco BICE	UF	350,761	0.25%	351,404	PRC6B0593	350,842
CRV	December 28, 2004	January 19, 2005	Citibank N.A.	UF	1,231,652	0.25%	1,233,910	CERO011005	1,231,652
CRV	December 28, 2004	January 19, 2005	Citibank N.A.	UF	884,017	0.25%	885,637	CERO011105	884,017
CRV	December 30, 2004	January 7, 2005	Bank Boston	USD	2,259,858	0.18%	2,260,943	BCD0500605	2,259,994
CRV	December 21, 2004	January 10, 2005	Citibank N.A.	USD	2,847	0.22%	2,851	ZERO051101	2,849
CRV	December 27, 2004	January 11, 2005	Banco Santander Santiago	USD	4,924,794	0.22%	4,930,103	BCD0500108	4,926,304
CRV	December 23, 2004	January 11, 2005	BBVA	USD	42,029	0.18%	42,077	BCD0500205	42,049
CRV	December 23, 2004	January 11, 2005	BBVA	USD	114	0.18%	114	ZERO051101	114
CRV	December 23, 2004	January 11, 2005	BBVA	USD	909,505	0.18%	910,542	PRD04C1201	909,943
CRV	December 23, 2004	January 11, 2005	BBVA	USD	602,351	0.18%	603,038	PRD04C1201	602,639
CRV	December 27, 2004	January 12, 2005	Banco Santander Santiago	USD	12,639,200	0.24%	12,655,378	BCD0500108	12,643,243
CRV	December 28, 2004	January 19, 2005	Banco BICE	USD	601,462	0.25%	602,565	BCD0501005	601,601
CRV	December 28, 2004	January 19, 2005	Banco BICE	USD	299,197	0.25%	299,745	PRD04C1001	299,385
CRV	December 28, 2004	January 19, 2005	Banco BICE	USD	2,993,393	0.25%	2,998,881	PRD04D1001	2,994,088
CRV	December 28, 2004	January 19, 2005	Banco BICE	USD	59,086	0.25%	59,195	BCD0500605	59,100

			Total		99,559,598		99,708,357		99,604,589

Code:	CRV = Purchases under agreements to resell.

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (continued)

Note 10. Information regarding purchase commitment and sales commitment transactions (agreements), (continued):

The detail for the year 2005 is as follows:

	Dates			Original	Subscription		Final	Instrument	Book

Code	Inception	End	Counterparty	currency	value	Rate	Value	Identification	Value

CRV	December 30, 2005	January 05, 2006	Banco de Crédito e Inversiones	Ch$	1,000,000	0.37%	1,000,740	BCP0800708	1,000,123
CRV	December 30, 2005	January 06, 2006	HSBC Bank	Ch$	2,000,000	0.39%	2,001,820	BCP0800708	2,000,260
CRV	December 30, 2005	January 05, 2006	Banco de Estado de Chile	UF	993,270	0.38%	994,005	PRC-750501	993,396
CRV	December 30, 2005	January 05, 2006	Banco de Estado de Chile	UF	6,730	0.38%	6,735	PRC-06B0695	6,731

			Total		4,000,000		4,003,300		4,000,510

	Code:	CRV = Purchases under agreements to resell.

Note 11. Property, plant and equipment:

The detail of property, plant and equipment as of December 31, 2004 and 2005 is as follows:

	2004		2005

	Accumulated	Gross property,	Accumulated	Gross property,
	depreciation	plant	depreciation	plant
Description		and equipment		and equipment

	ThCh$	ThCh$	ThCh$	ThCh$
Land	-	27,288,397	-	27,279,904

Building and improvements	81,987,835	196,516,539	85,625,432	196,963,976

Machinery and equipment	2,052,755,546	3,224,360,009	2,190,167,273	3,246,876,306
Central office telephone equipment	971,380,755	1,257,575,393	1,034,857,123	1,273,036,855
External plant	757,183,807	1,493,657,687	809,880,828	1,499,691,650
Subscribers’ equipment	288,437,769	435,641,648	309,229,986	436,911,884
General equipment	35,753,215	37,485,281	36,199,336	37,235,917

Other Property, Plant and Equipment	146,380,377	266,841,599	152,119,023	258,490,450
Office furniture and equipment	79,085,348	107,930,637	81,046,427	105,026,927
Projects, work in progress and related materials	-	66,120,605	-	61,775,014
Leased assets (1)	4,059,647	5,381,988	55,206	492,679
Assets temporarily out of service	10,793,414	16,041,534	5,435,304	6,499,300
Software (2)	51,613,902	70,337,859	64,662,572	83,556,171
Others	828,066	1,028,976	919,514	1,140,359

Technical revaluation-Circular 550	10,997,878	9,775,770	10,944,862	9,743,926

Total	2,292,121,636	3,724,782,314	2,438,856,590	3,739,354,562

(1) In 2004 this account includes a gross value in the amount of ThCh$ 3,403,943 for the concept of electronic and computer equipment with accumulated depreciation of ThCh$ 3,403,943. As of December 2005 this account includes ThCh$ 492,679 in gross value for the concept of buildings with accumulated depreciation of ThCh$ 55,206.

(2) The total amount of depreciation charged to income was ThCh$ 18,686,912, ThCh$ 18,004,364 and ThCh$ 13,930,004 for the years ended December 31, 2003, 2004 and 2005 respectively.

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (continued)

Note 11. Property, plant and equipment, (continued):

Up to December 31, 2002, work in progress included capitalization of finance costs of related loans according to Technical Bulletin No. 31 of the Chilean Association of Accountants. Therefore gross property, plant and equipment includes interest in the amount of ThCh$ 193,414,752. Accumulated depreciation for this interest amounts to ThCh$ 111,669,066 and ThCh$ 124,216,529 for 2004 and 2005, respectively. The depreciation charge on capitalized financing expenses for the years ended December 31, 2003, 2004 and 2005 amounted to ThCh$ 20,784,678, ThCh$ 13,945,369 and ThCh$ 12,547,458, respectively.

Operating costs include a depreciation charge for the years ended December 31, 2003, 2004 and 2005 of ThCh$ 280,009,676, ThCh$ 227,594,534 and ThCh$ 187,147,801, and administration and selling expenses a depreciation charge of ThCh$ 1,948,496, ThCh$ 8,527,527 and ThCh$ 6,965,094 for 2003, 2004 and 2005, respectively. Assets temporarily out of service are made up mainly of telephone equipment under repair, and incurred depreciation amounting to ThCh$ 3,895,619, ThCh$ 6,563,494 and ThCh$ 2,668,724 in 2003, 2004 and 2005, respectively, which is classified as “Other non-operating expenses” (Note 26b).

The detail by item of the technical revaluation as of December 31, 2004 and 2005 is as follows:

	Gross			Gross
	property,			property,
	plant and	Net	Accumulated	plant and
	equipment	balance	Depreciation	equipment
Description	2004	2005	2005	2005

	ThCh$	ThCh$	ThCh$	ThCh$
Land	(506,554)	(506,554)	-	(506,554)
Building and improvements	(4,860,798)	(866,950)	(3,993,849)	(4,860,799)
Machinery and equipment	15,143,122	172,568	14,938,711	15,111,279

Total	9,775,770	(1,200,936)	10,944,862	9,743,926

Amortization of the technical reappraisal surplus amounted to ThCh$ (30,945), ThCh$ (29,983) and ThCh$ (23,235) for the years ended December 31, 2003, 2004 and 2005, respectively.

Gross property, plant and equipment includes assets that have been fully depreciated in the amount of ThCh$ 884,213,807 in 2004 and ThCh$ 1,080,144,611 in 2005, which include ThCh$ 12,517,814 and ThCh$ 12,261,038, respectively, from the reappraisals mentioned in Circular No. 550.

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (continued)

Note 12. Investments in related companies:

		Country	Currency		Percentage		Equity of		Net income (loss)		Equity in income (loss)			Investment
		of	controlling the	Number of	participation		the companies		of the companies for the years		of the investment for the years			book value

Taxp.ayer No.	Company	origin	investment	shares	2004	2005	2004	2005	2004	2005	2003	2004	2005	2004	2005

					%	%	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Foreign	TBS Celular Participación S.A. (1)	Brasil	Dollar	48,950,000	2.61	2.61	159,735,598	145,050,482	3,647,466	5,040,295	60,724	95,199	131,552	4,169,100	3,785,818
96,895,220-K	Atento Chile S.A.	Chile	Pesos	3,049,998	28.84	28.84	12,921,392	14,030,522	2,257,413	5,481,338	230,925	651,038	1,580,817	3,726,528	4,046,402
93,541,000-2	Impresora y Comercial Publiguías S.A. (2)	Chile	Pesos	-	-	-	-	-	-	-	870,488	(80,324)	-	-	-
96,922,950-1	Empresa de Tarjetas Inteligentes S.A. (3)	Chile	Pesos	-	20.00	-	-	-	(518,724)	(162,550)	(25,362)	(103,745)	(32,510)	-	-
96,725,400-2	Sonda S.A. (4)	Chile	Pesos	-	-	-	-	-	-	-	(413,875)	-	-	-	-

											722,900	562,168	1,679,859	7,895,628	7,832,220

(1)
The Company records its investment in TBS Celular Participación S.A. using the equity method since it exercises significant influence through the Telefónica group to which it belongs, as established in paragraph No. 4 of Circular 1179 issued by the Superintendency of Securities and Insurance and ratified in Title II of Circular 1697. Although the Company only has a 2.61% direct participation in TBS Celular Participación S.A., its Parent Company, Telefónica S.A. Spain directly and indirectly has a percentage exceeding 20% ownership of the capital stock of that company.

(2)	On April 26, 2004, the Company sold its share of 9% in Impresora y Comercial Publiguías S.A., to Telefónica Publicidad e Información S.A.. The selling price was US$ 14,760,000, equivalent to Ch$ 9,580 million, resulting in a gain on sale after taxes of Ch$ 5,248 million.

(3)
With an Extraordinary Shareholders’ Meeting the dissolution of Empresas de Tarjetas Inteligentes S.A. was agreed upon. In the month of September 2005 the Chilean Internal Revenue Services authorized the termination of operations of this company.

(4)
On July 29, 2003, Inversiones Santa Isabel Ltda. exercised the purchase option to acquire 35% of Sonda S.A. under its agreement with Telefónica Empresas CTC Chile S.A. As a result, on August 26, 2003, the Company sold 35% of the shares of the company of Sonda S.A. for ThCh$ 33,388,363 or UF 1,972,206. In this transaction the Company recognized a gain of ThCh$ 6,999,276 before taxes or ThCh$ 5,683,065 net of the effect of taxes (all values historical). Due to the sale as of June 29, 2003, the Company has only recognized 35% of the net income of Sonda S.A. up to June 29, 2003.

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (continued)

Note 13. Goodwill:

			As of December 31,

			2004		2005

		Year	Amount	Net	Amount	Net
Taxpayer No.	Company	of	amortized	Balance	amortized	Balance
		Origin	for the	of	for the	of
			year	goodwill	year	goodwill

			ThCh$	ThCh$	ThCh$	ThCh$

Foreign	TBS Celular Participación S.A.	2001	187,064	2,672,548	186,516	2,486,032
96.887.420-9	Globus 120 S.A.	1998	1,154,112	15,884,456	1,150,731	14,733,725
78.703.410-1	Tecnonáutica S.A.	1999	152,888	913,609	152,268	761,341
96.786.140-5	Telefónica Móvil de Chile S.A. (1)	1997	143,827,076	-	-	-
96.834.320-3	Telefónica Internet Empresas S.A. (2)	1999	94,346	564,277	94,046	470,231
96.811.570-7	Telepeajes S.A.	2001	41,333	-	-	-

	Total		145,456,819	20,034,890	1,583,561	18,451,329

Goodwill amortization periods have been determined taking into account aspects such as the nature and characteristics of the business and estimated period of return of investment.

(1)
As indicated in Note 2d) Footnote 2 with the sale of this subsidiary on July 23, 2004, the Company extraordinarily amortized the remaining goodwill on that investment as of June 30, 2004 of ThCh$ 133,872,010 (historical).

(2)	On June 19, 2003, Infoera S.A. changed its name to Telefónica Internet Empresas S.A.

Note 14. Intangibles:

The detail of Intangibles is as follows:

	As of December 31,

	2004	2005

	ThCh$	ThCh$
Underwater cable rights (gross)	36,111,066	37,049,798
Accumulated amortization	(5,214,594)	(7,374,993)
Licenses (Software) (gross)	3,723,258	11,826,671
Accumulated amortization	(1,927,435)	(4,469,437)

Total Net Intangibles	32,692,295	37,032,039

The amortization for the years ended December 31, 2003, 2004 and 2005 amounted to ThCh$ 978,729, ThCh$ 1,723,200 and ThCh$ 2,205,633 for the underwater cable rights, respectively. The amortization for the years ended December 31, 2003, 2004 and 2005 amounted to ThCh$ 1,043,030, ThCh$ 945,616 and ThCh$ 2,542,002 for licenses respectively.

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (continued)

Note 15. Other non-current Assets:

The account detail is as follows:

	As of December 31,

	2004	2005

	ThCh$	ThCh$
Deferred issuance costs for obtaining external financing (1)	1,336,634	1,264,614
Deferred union contract bonus (see Note 9 Footnote 1)	1,227,612	68,280
Bond issuance expenses (see Note 29)	488,767	26,648
Bond discount (see Note 29)	236,122	180,133
Security deposits	136,643	137,533
Deferred actuarial indemnity difference (2)	4,687,767	7,264,171
Deferred staff severance indemnities (3)	5,657,493	4,654,301
Others	169,428	15,946

Total	13,940,466	13,611,626

(1)	This amount corresponds to the disbursements incurred for foreign loans obtained by the Company, to finance its investment plan (see Note 9 Footnote 2).

(2)
With the implementation of new contractual conditions derived from the organizational change in the Company, there have been a series of studies that allowed, with primary effect in 2004, the modification in the calculation basis for staff severance indemnities of the variable for future service life of employees. After concluding these studies in 2005, other changes in estimates were incorporated, such as personnel fluctuation rate, mortality of employees and future salary increases, all determined on the basis of actuarial calculations, as established in Technical Bulletin No. 8 of the Chilean Association of Accountants.

The difference at the beginning of the year as a result of changes in the actuarial estimates constitute actuarial gains or losses, which are deferred and amortized over the estimated average remaining future service life of the employees that will receive the benefit (see Note 2t).

(3)
In conformity with the union agreements between the Company and its employees, loans were granted to employees, the amounts and conditions of which were based, among other aspects, on the accrued balances of staff severance indemnities at the date of the grant.

The staff severance indemnities provision has been recorded in part at its current value, deferring and amortizing this effect over the years of average remaining future service life of employees that subscribe to the benefit. The loan is presented under Other Long-term Receivables.

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (continued)

Note 16. Short-term debt with banks and financial institutions:

The breakdown of short-term obligations with banks and financial institutions as of December 31 is as follows:

	Bank or Financial Institution
		US$		UF		Ch$		TOTAL

Taxp. No.	Short-term	2004	2005	2004	2005	2004	2005	2004	2005

		ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
97.030.000-7	Banco Estado	-	-	-	-	9,757,493	-	9,757,493	-
97.015.000-5	Santander Santiago	-	-	-	-	10,422,724	-	10,422,724	-

	Total	-	-	-	-	20,180,217	-	20,180,217	-

	Outstanding principal	-	-	-	-	19,787,475	-	19,787,475	-

	Average annual interest rate	-	-	-	-	2.98%	-	2.98%	-
	Current portion of long-term debt
97.015.000-5	Santander Santiago	-	-	214,185	321,206	-	-	214,185	321,206
Foreign	Calyon New York Branch (Syndicated Loan)	93,678	125,563	-	-	-	-	93,678	125,563
97.008.000-7	Citibank N.A.	-	308,648	-	-	-	-	-	308,648
Foreign	Banco Bilbao Vizcaya Argentaria	14,589,978	-	-	-	-	-	14,589,978	-
Foreign	BBVA Bancomer (Syndicated Loan)	1,177,550	564,166	-	-	-	-	1,177,550	564,166

	Total	15,861,206	998,377	214,185	321,206	-	-	16,075,391	1,319,583

	Outstanding principal	14,436,660	-	-	-	-	-	14,436,660	-

	Average annual interest rate	2.41%	4.68%	1.55%	2.32%	-	-	2.41%	4.10%

	As of December 31,

	2004	2005

	%	%

Percentage of short-term debt in foreign currency	43.75%	75.66%
Percentage of short-term debt in local currency	56.25%	24.34%

Total	100.00%	100.00%

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (continued)

Note 17. Long-term obligations with banks and financial institutions:

The breakdown of long-term obligations with banks and financial institutions as of December 31, 2004 and 2005 is as follows:

			Long-term				Long-term	Average
			portion	Years to maturity			portion	annual
	Bank or Financial	Currency	as of	for long-term portion			as of	interest

Taxp. No.	Institution	Index	Dec. 31, 2004	1 to 2	2 to 3	3 to 5	Dec. 31, 2005	rate %

			ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

	Loans In US$
Foreign	Calyon New York Branch And Others (1)	US$	115,493,280	-	-	102,500,000	102,500,000	Libor + 0.40%
Foreign	BBVA Bancomer Y Otros (3)	US$	86,619,960	-	-	76,875,000	76,875,000	Libor + 0.375%
97.008.000-7	Citibank N.A. (2)	US$	86,619,960	-	76,875,000	-	76,875,000	Libor + 0.35%

	Subtotal		288,733,200	-	76,875,000	179,375,000	256,250,000	4.75%

	Loans In UF

97.015.000-5	Banco Santander Santiago (4)	UF	63,778,349	-	-	63,900,450	63,900,450	Tab 360 + 0.45%

	Total		352,511,549	-	76,875,000	243,275,450	320,150,450	4.26%

	As of December 31,

	2004	2005

	%	%

Percentage of long-term debt in foreign currency	81.91%	80.04%
Percentage of long-term debt in local currency	18.09%	19.96%

Total	100.00%	100.00%

(1) In December 2004, the Company renegotiated this loan, extending its due date from January and August 2005 to December 2009, in addition to changing the agent bank, that until then was the BilbaoViscaya Argentaria Bank.

(2) In May 2005, the Company renegotiated this loan, extending its due date from April 2006 and April 2007 to December 2008, in addition to changing the agent bank, that until then was the ABN Amro Bank.

(3) In November 2005, the Company renegotiated this loan, extending its due date from April 2006, April 2007 and April 2008 to June 2011, in addition to changing the agent bank, that until then was the ABN Amro Bank.

(4) In April 2005, the Company renegotiated this loan, extending its maturity date from April 2008 to April 2010 and reducing the interest rate to TAB 360 + 0.45% . The Tasa Activa Bancaria (TAB), published by the Association of banks and financial institutions, was 4.2% as of
December 31, 2005.

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (continued)

18. Commercial paper and Bonds:

a) Commercial paper:

On January 27, 2003 and May 12, 2004, the Company registered a series of commercial paper in the securities registry, the inspection numbers of which are 5 and 15, respectively. The maximum amount of the line is ThCh$ 35,000,000, and placements charged to this line may not exceed that amount. The term of this line will be 10 years from the date of registration with the Superintendency of Securities and Insurance. The interest rate will be defined upon each issuance of these commercial papers.

On May 12, 2004, there was a placement in two series (C and D) for ThCh$ 35,000,000 of the same type of financial instrument. The placement agent was Santander Investment S.A.

On April 27, 2005, there was a placement in series F for ThCh$ 23,000,000 of the same type of instrument. The placement agent was Scotiabank Sudamericano Corredores de Bolsa.

On October 25, 2005, there was a placement in series G and H for ThCh$ 35,000,000 of the same type of instrument. The placement agent was Scotiabank Sudamericano Corredores de Bolsa.

The details of commercial paper are described below:

		Current
		nominal	Bond	Monthly		Carrying value		Placement
Registration or identification		amount	readjustment	interest	Final	as of December 31,		in Chile
number of the instrument	Series	placed	unit	rate	maturity	2004	2005	or abroad

		ThCh$	ThCh$	%		ThCh$	ThCh$
Short-term commercial paper
005	C	17,500,000	Ch$ non-adjustable	0.2257	Apr 5, 2005	18,019,604	-	Chile
005	D	17,500,000	Ch$ non-adjustable	0.2286	May 5, 2005	17,977,995	-	Chile
015	F	23,000,000	Ch$ non-adjustable	0.4100	Mar 28, 2006	-	22,740,193	Chile
005	G	17,500,000	Ch$ non-adjustable	0.5100	Apr 20, 2006	-	17,183,716	Chile
005	H	17,500,000	Ch$ non-adjustable	0.5100	Apr 27, 2006	-	17,163,090	Chile

Total						35,997,599	57,086,999

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (continued)

Note 18. Commercial paper and Bonds, (continued):

b) Bonds:

The detail of bonds issued as of December 31, classified as short and long-term is as follows:

		Nominal		Nominal
Registration number		Amount	Readjustment	annual		Frequency		Par value		Location

or identification of		of	unit	interest	Final	Interest		2004	2005	of bond
the instrument	Series	issue	for bond	rate	maturity	payment	Pay down	ThCh$	ThCh$	placement

%
Short-term portion of long-term bonds
143.27.06.91	F	71,429	UF	6.000	April 2016	Semi-annual	Semi-annual	1,466,248	1,452,982	Chile
			UF		February
203.23.04.98	K (a)	-		6.750	2020	Semi-annual	Semi-annual	73,428,696	-	Chile

Issued in New York	Yankee Bonds (b)	49,603,000	US$	7.625	July 2006	Semi-annual	At maturity	729,968	26,331,505	USA
					January
Issued in New York	Yankee Bonds (c)	156,440,000	US$	8.375	2006	Semi-annual	At maturity	3,524,059	83,588,805	USA

							Total	79,148,971	111,373,292

Long-term bonds

143.27.06.91	F	678,572	UF	6.000	April 2016	Semi-annual	Semi-annual	13,455,357	12,197,201	Chile

Issued in New York	Yankee Bonds (b)	49,603,000	US$	7.625	July 2006	Semi-annual	At maturity	28,644,066	-	USA
					January
Issued in New York	Yankee Bonds (c)	156,440,000	US$	8.375	2006	Semi-annual	At maturity	90,338,843	-	USA

							Total	132,438,266	12,197,201

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (continued)

18. Commercial paper and Bonds, (continued):

b) Bonds, (continued):

a) During December 2004, as stated in the sixth clause, letter K of the Bond Issuance Agreement, the Company decided to exercise the advanced redemption option of all the bonds of this series. The amount of the redemption of this issuance is UF 3,992,424 plus interest accrued as of February 15, 2005, the effective date of the redemption. This has meant recognizing in income the balances pending amortization for “Bond issuance expenses” and “Discount on debt”, reducing the term to the advanced redemption date. As of December 31, 2005 the extraordinary effects from these amortizations on total income amount to approximately ThCh$ 539,000 (included in Financial Expenses).

b) During November and December 2004, the Company made a tender offer to repurchase US dollar issuances. As a result, in those two months and for that placement, the Company repurchased US$ 138,082,000. This operation was carried out at an average price of 107.0% of par value. The partial repurchase of this series meant recognizing proportionally extraordinary amortization to the corresponding balances in “Bond issue expenses” and “Bond discount”, as well as the premium for the repurchase. The net amount of these three effects of ThCh$ 6,631,649 (historical) was charged to financial expenses for the year.

c) During November and December 2004, the Company made a tender offer to repurchase US dollar issuances. As a result, in these two months and for that placement, the Company repurchased US$ 43,560,000. This operation was carried out at a price of 105.356% of par value. The partial repurchase of this series meant recognizing proportionally extraordinary amortizations to the corresponding balances in “Bond issuance expenses”, “Discount on debt”, as well as of the premium for the repurchase. The net amount of these three effects of ThCh$ 1,461,539 (historical) was charged to financial expenses for the year.

Note 19. Trade accounts payable:

The detail of other trade accounts payable is as follows

	As of December 31,

	2004	2005

	ThCh$	ThCh$

Suppliers
Domestic	53,378,613	60,800,675
Foreign	2,857,928	5,011,124
Service on behalf of carriers	5,485,376	8,406,474
Provision for work in progress	12,028,858	10,034,495

Total	73,750,775	84,252,768

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (continued)

Note 20. Other payables:

The detail of other payables is as follows

	As of December 31,

	2004	2005

	ThCh$	ThCh$

Exchange insurance contract payables	40,602,337	3,093,532
Billing on behalf of third parties	2,089,258	2,804,313
Material received not yet invoiced	-	1,294,353
Accrued supports	183,262	1,005,680
Accounts payable to retired employees	-	375,136
Others	861,990	208,473

Total	43,736,847	8,781,487

Note 21. Accruals:

The detail of accruals shown in liabilities is as follows:

	As of December 31,

	2004	2005

	ThCh$	ThCh$
Current
Staff severance indemnities	144,352	476,521
Vacation	3,977,013	4,846,063
Other employee benefits (1)	4,952,680	5,816,689
Employee benefit advances	(1,413,761)	(1,051,801)

	7,660,284	10,087,472
Long-term
Staff severance indemnities	30,308,000	35,336,836

Total	37,968,284	45,424,308

(1) Includes provisions for bonuses guaranteed under the current union contract and miscellaneous.

Note 22. Staff severance indemnities:

The detail of the charge to income for staff severance indemnities is as follows:

	2003	2004	2005

	ThCh$	ThCh$	ThCh$
Operating costs and administration and selling expenses	4,324,395	4,358,659	4,380,420
Other non-operating expenses	-	3,353,924	1,318,201

Total	4,324,395	7,712,583	5,698,621

Payments and other changes for the years (1)	(2,342,574)	2,226,038	1,701,590

(1) For the year ending December 31, 2003 this amount relates to payments only. For the years ending December 31, 2004 and 2005, this amount includes increases of ThCh$ 10,345,261 and ThCh$ 3,648,704 in the provision due to changes in actuarial estimations (see Note 3) and total payments of ThCh$ 8,119,223 and ThCh$ (1,947,114) respectively.

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (continued)

Note 23. Other accounts payable:

Other accounts payable contain the obligations related to the foreign currency forward contracts and the cross currency interest rate swaps.

Note 24. Minority interest:

Minority interest recognizes the portion of equity and revenues in subsidiaries owned by third parties. The breakdown for the years ended December 31, 2003, 2004 and 2005, respectively, is as follows:

	Percentage
	Minority			Participation		Participation
Subsidiaries	Interest			in equity		in net income (loss)

	2003	2004	2005	2004	2005	2003	2004	2005

	%	%	%	M$	M$	M$	M$	M$
Administradora de Sistemas de Telepeajes de Chile S.A.	20.01	20.01	20.01	253,160	246,585	(10,379)	154,762	(6,578)
Telefónica Mundo S.A.	0.84	0.84	0.84	1,195,083	1,119,213	169,229	84,114	8,406
Fundación Telefónica	50.00	50.00	50.00	241,664	269,922	(9,433)	54,345	28,259
CTC Equipos y Servicios S.A.	-	-	0.00	40	11	8	6	5

Total				1,689,947	1,635,731	149,425	293,227	30,092

Note 25. Shareholders’ Equity

(a) Paid-in capital:

Number of shares:

	No. of subscribed	No. of paid	No. of shares with
Series	shares	shares	voting right

A	873,995,447	873,995,447	873,995,447
B	83,161,638	83,161,638	83,161,638

	957,157,085	957,157,085	957,157,085

The Company’s bylaws authorize two classes of common shares Series A and Series B. The rights of both series of common shares are identical, except that the Board of Directors shall consist of seven directors, six to be elected by the holders of Series A Common Stock and one to be elected by the holders of Series B Common Stock, and that in case of a possible dissolution of the company of three liquidators two shall be elected by the holders of Series A Common Stock and one by the holders of Series B Common Stock.

Paid-in capital:
	Subscribed	Paid-in
Series	Capital	Capital

	ThCh$	ThCh$

A	833,394,333	833,394,333
B	79,298,396	79,298,396

	912,692,729	912,692,729

There were no movements in the number of shares or in paid-in capital during the periods presented.

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (continued)

Note 25. Shareholders’ Equity, (continued):

(b) Shareholder stratification:

As indicated in Circular No. 792 of the Chilean Superintendency of Securities and Insurance, the stratification of shareholders by percentage of ownership in the Company as of December 31, 2005 is as follows:

	Percentage of	Number of
Type of shareholder	total holdings	shareholders

	%
10% holding or more	56.40	2
Less than 10% holding:
Investment equal to or exceeding UF 200	42.82	1,734
Investment under UF 200	0.78	11,329

Total	100.00	13,065

Telefónica Internacional Chile	44.90	1

(c) Dividends:

i) Dividend policy:

In accordance with Law No. 18,046, unless otherwise decided at a Shareholders Meeting by unanimous vote of the outstanding shares, when there is net income, at least 30% must be allocated as dividend payments.

Considering the cash flow situation, the levels of projected investment and the solid financial indicators for 2005 and future years, on April 14, 2005, the Ordinary Shareholders’ Meeting modified the dividend distribution policy reported at the Ordinary Shareholders’ Meeting of April 2004, and agreed to distribute 100% of net income generated during the respective year, by means of an interim dividend in November of each year and a final dividend in May of the following year.

ii) Dividend distributed in the year:

On April 15, 2004, the Annual General Shareholders’ Meeting approved a final dividend of (No. 164) Ch$ 3.20 per share equivalent to ThCh$ 3,062,903 (historic), on net income for 2003. The dividend was paid on May 7, 2004.

Additionally, during July 2004 the following dividend distribution was agreed:

  On June 14, 2004, the Board of Directors of the Company agreed to pay shareholders’ an interim dividend on 2004 net income.
  In turn, the Extraordinary Shareholders’ Meeting of July 15, 2004, approved the sale of the subsidiary Telefónica Móvil de Chile S.A., and the distribution of a final dividend charged against retained earnings as of December 31, 2003.

Both dividends, in the amount of US$ 800 million, were subject to execution of the sale of all the shares of Telefónica Móvil de Chile S.A., which occurred when Telefónica Móviles S.A. accepted the proposal of the Extraordinary Shareholders’ Meeting, which implied that it assumed responsibility for the taxes arising with the sale, which amounted to US$ 51 million.

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (continued)

Note 25. Shareholders’ Equity, (continued):

On July 23, 2004, the contract for the sale of the shares of the former subsidiary Telefónica Móvil de Chile S.A. was signed. Therefore, on August 31, 2004, the Company paid the approved dividends relating to the sale of its subsidiary. The dividends are specified in the following manner:

  Dividend No. 165, with a charge to retained earnings of ThCh$ 385,685,783 (historic).
  Dividend No. 166, in the nature of an interim dividend of ThCh$ 128,561,925, on the 2004 net income.

In the context of the modification of the dividend policy approved in September 2004, the Board agreed to distribute an interim dividend (No. 167) on 2004 net income of Ch$ 130 per share equivalent to ThCh$ 124,430,423, which was paid on November 4, 2004.

On April 14, 2005, the Extraordinary Shareholders’ Meeting approved the payment of a final dividend (No. 168) of Ch$ 58.84591 per share on net income for 2004 equivalent to ThCh$ 56,324,775. Likewise, it approved payment of a provisional dividend (No. 169) of Ch$ 50.99095 pesos per share, with a charge to retained earnings as of December 2004 equivalent to ThCh$ 48,806,351. Both dividends were paid on May 30, 2005.

On October 27, 2005, the Board approved payment of an interim dividend (No. 170) of Ch$ 11.00 per share, on 2005 net income, equivalent to ThCh$ 10,528,728.

(d) Other reserves:

Other Reserves include the net effect of the cumulative translation adjustment as established in Technical Bulletin No. 64 of the Chilean Association of Accountants, the detail of which is as follows:

	Amount

	December 31, 2004	Price-level	Net	Balance as of
Company		restatement	movement	December 31, 2005

	ThCh$	ThCh$	ThCh$	ThCh$

TBS Participación S.A.	(1,237,651)	(44,556)	(469,034)	(1,751,241)

Total	(1,237,651)	(44,556)	(469,034)	(1,751,241)

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (continued)

Note 26. Other Non-Operating Income and Expenses:

(a) Other non-operating income:

The detail of other non-operating income is as follows:

	For the years ended December 31,

	2003	2004	2005

	ThCh$	ThCh$	ThCh$

Penalties on suppliers and indemnities	3,121,771	191,320	31,893
Gain on sale of used equipment	48,459	2,751,136	1,915,786
Sales of promotional material	-	105,762	-
Real estate rental	102,710	200,295	271,000
Gain on sale Publiguías S.A. (1)	-	6,736,566	-
Gain on sale Telefónica Móvil de Chile S.A. (2)	-	481,581,922	-
Provision for investment in New Skies Satellites	-	230,420	-
Gain on sale Sonda S.A. (4)	3,778,538	-	-
Provision for adjustment to market value of Terra Network (3)	3,572,271	-	-
Final compensatory payment for termination of Publiguías agreement	1,664,716	-	-
Gain on sale of shares Intelsat	-	-	633,582
Administrative services	160,139	61,708	127,837
Others	648,731	747,485	125.517

Total	13,097,335	492,606,614	3,105,615

(1)	See Note 12 “Investment in related Companies” Footnote 2.
(2)	See Note 2 d) “Significant Accounting Principles” Footnote 1.
(3)
The Board meeting held on July 10, 2003, approved the sale of the 2,984,986 shares that the Company held in Terra Networks S.A., through the Public Offering launched by Telefónica S.A. The price was 5.25 Euros per share which at the exchange rate at the date on which the sale materialized, represented a total sales value of ThCh$ 12,744,558 (historic).

(4)	Corresponds to the sale of 35% of Sonda S.A.

(b) Other non-operating expenses:

The detail of other non-operating expenses is as follows:

	For the years ended December 31,

	2003	2004	2005

	ThCh$	ThCh$	ThCh$

Lawsuit indemnities and other provisions	1,324,623	707,544	1,164,946
Depreciation and retirement of out of service property, plant and equipment (1)	8,668,296	8,291,853	4,379,491
Restructuring costs	-	6,449,256	2,028,002
Provision for obsolete assets	2,173,455	9,910,201	2,826,197
Donations	558,215	179,829	407,782
Provision for decrease in market value	-	-	166,410
Non-recoverable tax	-	-	1,464,563
Others	518,404	20,436	639,575

Total	13,242,993	25,559,119	13,076,966

(1)
As of December 2005 this item is mainly composed of depreciation of telephone equipment maintained in stock for replacement of lines in service. In 2004 this item includes ThCh$1,728,359 corresponding to depreciation of the La Serena Cable TV network (assets temporarily out of service) not transferred in the sale of the subsidiary Multimedia to Cordillera Comunicaciones.

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (continued)

Note 27. Price-level restatement:

The detail of price-level restatement is as follows:

		For the years ended December 31,

Assets (Charges) Credits	Indexation	2003	2004	2005

		ThCh$	ThCh$	ThCh$

Inventories	C.P.I.	94,159	217,924	178,105
Prepaid expenses	C.P.I.	5,413	4,422	5,156
Prepaid expenses	U.F.	29,700	(75,290)	(13,726)
Other current assets	C.P.I.	704,653	(157,738)	53,535
Other current assets	UF	(6,645,874)	(4,187,088)	142,192
Short and long-term deferred taxes	C.P.I.	1,563,578	3,449,692	4,422,960
Property, plant and equipment	C.P.I.	19,989,674	41,227,629	50,249,589
Investments in related companies	C.P.I.	467,559	145,761	210,664
Goodwill	C.P.I.	1,928,945	1,669,890	696,193
Long-term debtors	UF	(1,363,351)	(183,161)	(1,870,171)
Long-term debtors	C.P.I.	-	236,500	297,848
Other long-term assets	C.P.I.	245,211	991,161	1,678,416
Other long-term assets	UF	2,418,688	36,626	11,870
Expense accounts	C.P.I.	165,495	8,784,646	10,874,872

Total Credits		19,603,850	52,160,974	66,937,503

Liabilities and Shareholders’ Equity		For the years ended December 31,

(Charges) Credits	Indexation	2003	2004	2005

		ThCh$	ThCh$	ThCh$

Short-term obligations	C.P.I.	42,567	14,826	-
Short-term obligations	UF	(1,822,901)	(5,941,620)	(6,724,235)
Long-term obligations	C.P.I.	(13,922)	(12,982)	(18,333)
Long-term obligations	UF	(3,410,279)	(4,209,050)	(9,050,016)
Shareholders’ equity	C.P.I.	(13,682,612)	(26,077,223)	(31,649,579)
Revenue accounts	C.P.I.	(317,083)	(20,251,537)	(17,550,513)

Total Charges		(19,204,230)	(56,477,586)	(64,992,676)

Gain (Loss) from price-level restatement, net		399,620	(4,316,612)	1,944,827

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (continued)

Note 28. Foreign currency translation:

The detail of foreign exchange gain (loss) is as follows:

		For the years ended December 31,

Assets (Charges) Credits	Currency	2003	2004	2005

		ThCh$	ThCh$	ThCh$

Current assets	US$	(6,768,325)	20,431,142	5,181,269
Current assets	EURO	(6,725,230)	3,961,010	(9,800)
Current assets	REAL	-	-	(31,599)
Long-term receivables	US$	351,343	5,394,346	5,884,400
Long-term receivables	EURO	(7,336,121)	-	-
Other long-term assets	US$	(401,607)	60,907	5,808
Other long-term assets	EURO	112,119	74	-

Total Credits/ ( Charges)		(20,767,821)	29,847,479	11,030,078

Liabilities (Charges) Credits	Currency	2003	2004	2005

		ThCh$	ThCh$	ThCh$

Short-term obligations	US$	(104,804,096)	(28,244,156)	(1,458,381)
Short-term obligations	EURO	1,964,561	(3,800,851)	5,310
Short-term obligations	REAL	-	-	21,499
Long-term obligations	US$	112,058,230	15,819,504	(8,642,454)
Long-term obligations	EURO	11,823,447	-	-

Total (Charges)/ Credit		21,042,142	(16,225,503)	(10,074,026)

Foreign exchange gain, net		274,321	13,621,976	956,052

Note 29. Issuance and placement of shares and debt expense:

The detail of this item as of December 31 is as follows:

	Short-term		Long-term

	2004	2005	2004	2005

	ThCh$	ThCh$	ThCh$	ThCh$

Bond issuance expenses	595,456	47,758	488,767	26,648
Discount on debt	433,318	263,758	236,122	180,133
Commercial paper issuance expense	183,545	100,865	-	-

Total	1,212,319	412,381	724,889	206,781

The corresponding items are classified as Other Current Assets and Other Long-term Assets, as applicable and are amortized over the term of the respective obligations, as described in Note 18 “Commercial paper and Bonds”.

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (continued)

Note 30. Derivative contracts:

Type of Derivative	Type of contract	Contract value	Maturity or Expiration	Specific item	Purchase / Sale position	Hedged item or transaction	Amount	Value of hedged item ThCh$	Affected accounts

									Asset/Liability		Effect on income

									Name	Amount ThCh$	Realized	Unrealized ThCh$

FR	CI	19,000,000	III Quarter 2006	Exchange	P	Oblig. in	19,000,000	9,737,500	asset	9,737,500	(1,410,509)	-
				rate		US$			liabilities	(9,792,607)
FR	CCPE	24,300,000	I Quarter 2006	Exchange	P	Oblig. in	24,300,000	12,453,750	asset	12,453,750	(2,128,013)	-
				rate		US$			liabilities	(14,419,080)
FR	CCPE	20,000,000	III Quarter 2006	Exchange	P	Oblig. in	20,000,000	10,250,000	asset	10,250,000	(1,062,106)	-
				rate		US$			liabilities	(10,886,772)
FR	CCPE	150,000,000	III Quarter 2008	Exchange	P	Oblig. in	150,000,000	76,875,000	asset	76,875,000	(12,268,909)	-
				rate		US$			liabilities	(85,637,967)
FR	CCPE	200,000,000	II Quarter 2009	Exchange	P	Oblig. in	200,000,000	102,500,000	asset	102,500,000	(13,273,991)	-
				rate		US$			liabilities	(116,351,613)
FR	CCPE	70,000,000	II Quarter 2011	Exchange	P	Oblig. in	70,000,000	35,875,000	asset	35,875,000	(1,874,329)	-
				rate		US$			liabilities	(38,739,192)
FR	CI	7,000,000	I Quarter 2006	Exchange	P	Oblig. in	7,000,000	3,587,500	asset	3,587,500	(5,478)	-
				rate		US$			liabilities	(3,600,619)
FR	CCPE	33,000,000	I Quarter 2006	Exchange	P	Oblig. in	33,000,000	16,912,500	asset	16,912,500	(65,930)	-
				rate		US$			liabilities	(16,957,297)
FR	CCPE	6,000,000	III Quarter 2006	Exchange	P	Oblig. in	6,000,000	3,075,000	asset	3,075,000	(271,920)	-
				rate		US$			liabilities	(3,451,803)
FR	CI	353,709	I Quarter 2006	Exchange	S	Oblig. in	353,709	77,586	asset	77,586	2,250	-
				rate		US$			liabilities	(69,505)
S	CCPE	150,000,000	III Quarter 2008	Interest	P	Oblig. in	150,000,000	-	asset	195,516	473,165	195,516
				rate		US$
S	CCPE	200,000,000	II Quarter 2009	Interest	P	Oblig. in	200,000,000	-	asset	26,814	31,254	26,814
				rate		US$
S	CCPE	70,000,000	II Quarter 2011	Interest	P	Oblig. in	70,000,000	-	asset	(3,806)	-	(3,806)
				rate		US$
Deferred income for exchange forward contracts									liabilities	(160,999)	4,382,164	252,607

Deferred costs for exchange insurance									asset	78,763	(1,415,569)	(136,266)

Exchange forward contracts expensed during the period ( net)											(10,573,372)

Total											(39,461,293)	334,865

Types of derivatives:	Type of Contract:

FR: Forward	CCPE: Hedge contract for existing transactions
S : Swap	CCTE: Hedge contract for anticipated transactions
CI: Investment hedge contract

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (continued)

Note 31. Contingencies and commitments:

a) Lawsuits:

(i) Claims presented by VTR Telefónica S.A.:

On September 30, 2000, VTR Telefónica S.A. filed an ordinary suit for the collection of access charges in the amount of ThCh$ 2,500,000, based on the differences that would originate from the lowering of access charge rates due to Rate Decree No. 187 against Compañía de Telecomunicaciónes de Chile S.A. The first instance sentence accepted VTR’s claim and the compensation alleged by the Company. The Company filed a motion to vacate and appeal, which is currently underway.

(ii) Labor lawsuits:

In the course of normal operations, labor lawsuits have been filed against the Company.

To date, among others, there are labor proceedings involving former employees, who claim wrongful dismissal. These employees did not sign termination releases or receive staff severance indemnities. On various occasions, the Supreme Court has reviewed the judgments handed down on the matter, accepting the argument of the Company and ratifying the validity of the terminations.

There are, in addition, other lawsuits involving former employees, whose staff severance indemnities have been paid and their termination releases signed, who in spite of having chosen voluntary retirement plans or having been terminated due to company needs, intend to have the terminations voided. Of these lawsuits, to date, two have received judgments favorable to the Company, rejecting the annulments.

Certain unions have filed complaints before the Santiago Labor Courts, requesting damage payments for various concepts.

In the opinion of Management and internal legal counsel, the risk that the Company will be required to pay indemnities in the amount claimed in the previously mentioned lawsuits, in addition to other civil and labor suits in which the Company is the defendant, is remote. Management considers it unlikely that the Company’s income and equity will be significantly affected by these loss contingencies. As a consequence, no provision has been established in relation to the indemnities claimed.

(iii) Lawsuit against the Republic of Chile:

On October 31, 2001, Compañía de Telecomunicaciónes de Chile S.A. filed an administrative motion before the Ministry of Transport and Telecommunications and the Ministry of Economy, requesting correction of the errors and illegalities in Rate Decree No. 187 of 1999. On January 29, 2002, the Ministries issued a joint response rejecting the administrative recourse, which they formulated after having “carefully evaluated, only the viability and timeliness of the petition made, considering the set of circumstances that concur in the problem stated and the prudence that must orient public actions”, to add that such rejection “has had no other motivation than to protect the general interest and progress of the telecommunications services”.

Upon extinguishing the administrative instances to correct the errors and illegalities involved in the tariff setting process of 1999, in March 2002, the Company filed a lawsuit for damages against the Republic of Chile for the sum of ThCh$ 181,038,411, plus price-level adjustments and interest, which covers damages until May 2004.

The judicial process is currently at the stage of issuance of a sentence.

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (continued)

Note 31. Contingencies and restrictions, (continued):

(iv) Manquehue Net:

On June 24, 2003, Compañía de Telecomunicaciónes de Chile S.A. filed a forced complaint seeking specific performance in addition to damage indemnity before the mixed arbitration court of Mr. Victor Vial del Río against Manquehue Net, in the amount of Ch$ 3,647,689,175, in addition to costs incurred during the proceeding. Likewise, and on the same date, Manquehue Net filed a complaint seeking specific performance (700 signed services contract) together with discounts (in the amount of UF 107,000). After completion of the evidence period, on June 5, 2004 the arbitrator called the parties together to pronounce a sentence.

On April 11, 2005, the court of first instance accepted the claim made by Telefónica CTC Chile sentencing Manquehue to pay approximately Ch$ 452 million, and at the same time accepted Manquehue’s claim condemning the Company to pay UF 47,600.

Compañía de Telecomunicaciónes de Chile S.A. filed an appeal for dismissal on the grounds of errors in the form in both cases; which are currently pending before the Court of Appeals of Santiago.

b) Financial restrictions:

In order to carry out its investment plans, the Company obtained financing in the local and foreign market (notes 16, 17 and 18), which established among others a maximum debt that the Company may have, as well as interest.

The maximum debt ratio for these contracts is 1.50, whereas the interest coverage ratio cannot be less than 4.00.

Non-compliance with these clauses implies that all the obligations included in these financing contracts will be considered as due.

As of December 31, 2005 the Company complies with all the financial restrictions.

Note 32. Third party guarantees:

The Company has not received any guarantees from third parties.

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (continued)

Note 33. Local and Foreign Currency:

A summary of the assets in local and foreign currency is as follows:

		As of December 31,

Description	Currency	2004	2005

		ThCh$	ThCh$

Total current assets:		437,530,555	315,987,155

Cash	Non-indexed Ch$	7,671,191	6,196,641
	US$	421,624	53,213
	Euros	50,029	42,250
Time deposits	Indexed Ch$	50,634,077	290,114
	US$	4,417,618	84,678,832
Marketable securities	Indexed Ch$	-	1,940,614
	US$	27,061,316	13,806,697
Notes and accounts receivable (1)	Indexed Ch$	681	-
	Non-indexed Ch$	155,367,808	154,191,565
	US$	31,228,328	3,930,025
Due from related companies	Non-indexed Ch$	12,210,149	15,585,521
	US$	9,711,888	2,441,946
Other current assets (2)	Indexed Ch$	35,900,031	2,769,040
	Non-indexed Ch$	96,767,231	29,523,569
	US$	6,088,584	529,065
	Reales	-	8,063

Total property, plant and equipment :		1,432,660,678	1,300,497,972
Property, plant and equipment and accumulated
depreciation	Indexed Ch$	1,432,660,678	1,300,497,972

Total other long-term assets		92,636,063	92,315,225
Investment in related companies	Indexed Ch$	7,895,628	7,832,220
Investment in other companies	Indexed Ch$	4,093	4,093
Goodwill	Indexed Ch$	20,034,890	18,451,329
Other long-term assets (3)	Indexed Ch$	49,575,061	50,471,130
	Non-indexed Ch$	14,651,849	4,871,251
	US$	474,542	10,685,202

Total assets		1,962,827,296	1,708,800,352

	Indexed Ch$	1,596,705,139	1,382,256,511
	Non-indexed Ch$	286,668,228	210,368,547
	US$	79,403,900	116,124,981
	Euros	50,029	42,250
	Reales	-	8,063

(1)	Includes the following balance sheet accounts: Accounts Receivable, Notes Receivable and Other Receivables
(2)	Includes the following balance sheet accounts: Inventories, Recoverable Taxes, Prepaid Expenses, Deferred Taxes and Other Current Assets.
(3)	Includes the following balance sheet accounts: Long term Receivables, Intangibles, Accumulated Amortization and Others.

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (continued)

Note 33. Local and Foreign Currency, (continued):

A summary of the current liabilities in local and foreign currency is as follows:

		Up to 90 days				90 days to 1 year

		As of December 31,				As of December 31,

Description	Currency	2004		2005		2004		2005

		Amount	Average annual interest	Amount	Average annual interest	Amount	Average annual interest	Amount	Average annual interest

		ThCh$	%	ThCh$	%	ThCh$	%	ThCh$	%
Short-term obligations with banks and financial institutions
	Non-indexed Ch$	10,422,724	1.47	-	-	9,757,493	2.98	-	-
Short-term portion of obligations with banks and financial
	Indexed Ch$	214,185	-	-	-	-	-	321,206	-
institutions	US$	15,861,206	2.41	998,377	-	-	-	-	-
Commercial paper	Non-indexed Ch$	-	-	22,740,193	3.10	35,997,599	5.45	34,346,806	3.60
Bonds	Indexed Ch$	73,428,696	6.75	-	-	1,466,248	6.00	1,452,982	6.00
	US$	4,254,027	-	83,588,805	8.40	-	-	26,331,505	7.60
Long-term obligations maturing within a year
	Indexed Ch$	8,324	9.06	2,690	9.06	24,967	9.06	13,825	9.06
Due to related parties	Indexed Ch$	-	-	-	-	-	-	280,407	-
	Non-indexed Ch$	22,748,960	-	26,751,548	-	5,879,521	-	-	-
	US$	200,948	-	469,465	-	133,725	-	-	-
Other short-term liabilities (4)	Indexed Ch$	-	-	1,984,441	-	-	-	804,388	-
	Non-indexed Ch$	154,608,001	-	115,463,016	-	24,908,684	-	5,113,828	-
	US$	984,380	-	5,027,910	-	-	-	360,360	-

Total Current Liabilities		282,731,451	-	257,026,445	-	78,168,237	-	69,025,307	-

Subtotal by currency	Indexed Ch$	73,651,205	-	1,987,131	-	1,491,215	-	2,872,808	-
	Non-indexed Ch$	187,779,685	-	164,954,757	-	76,543,297	-	39,460,634	-
	US$	21,300,561	-	90,084,557	-	133,725	-	26,691,865	-

(4) Includes the following balance sheet accounts: Dividends payable, Trade accounts payable, Other payables, Accruals, Withholdings, Unearned income and Other current liabilities.

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (continued)

Note 33. Local and Foreign Currency, (continued):

A summary of the long-term liabilities in local and foreign currency is as follows:

		1 to 3 years		3 to 5 years		5 to 10 years		over 10 years

		2004		2004		2004		2004

Description	Currency		Average annual interest rate		Average annual interest rate		Average annual interest rate		Average annual interest rate

		Amount		Amount		Amount		Amount

		ThCh$	%	ThCh$	%	ThCh$	%	ThCh$	%
Long-Term Liabilities

Obligation with banks and
financial institutions	Indexed Ch$	-	-	63,778,349	1.55	-	-	-	-
	US$	138,591,936	2.94	150,141,264	2.95	-	-	-	-
Bonds payable	Indexed Ch$	2,562,923	6.00	2,562,924	6.00	6,407,308	6.00	1,922,202	6.00
	US$	118,982,909	8.20	-	-	-	-	-	-
Other long-term liabilities (5)	Indexed Ch$	13,732,416	-	7,975,430	-	20,094,992	-	18,806,769	-
	Non-indexed Ch$	746,220	-	360,857	-	902,146	-	32,342,646	-

Total Long-Term Liabilities		274,616,404	-	224,818,824	-	27,404,446	-	53,071,617	-

Subtotal by currency	Indexed Ch$	16,295,339	-	74,316,703	-	26,502,300	-	20,728,971	-
	Non-indexed Ch$	746,220	-	360,857	-	902,146	-	32,342,646	-
	US$	257,574,845	-	150,141,264	-	-	-	-	-

		1 to 3 years		3 to 5 years		5 to 10 years		over 10 years

		2005		2005		2005		2005

Description	Currency		Average annual interest rate		Average annual interest rate		Average annual interest rate		Average annual interest rate

		Amount		Amount		Amount		Amount

		ThCh$	%	ThCh$	%	ThCh$	%	ThCh$	%
Long-Term Liabilities

Obligation with banks and
financial institutions	Indexed Ch$	-	-	63,900,450	2.32	-	-	-	-
	US$	76,875,000	4.69	102,500,000	4.90	76,875,000	4.64	-	-
Bonds payable	Indexed Ch$	-	-	-	-	-	-	12,197,201	6.00
Other long-term liabilities (5)	Indexed Ch$	15,975,376	-	17,005,188	-	6,005,144	-	76,533,877	-
	Non-indexed Ch$	756,020	-	482,268	-	1,205,670	-	5,226,652	-

Total Long-Term Liabilities		93,606,396	-	183,887,906	-	84,085,814	-	93,957,730	-

Subtotal by currency	Indexed Ch$	15,975,376	-	80,905,638	-	6,005,144	-	88,731,078	-
	Non-indexed Ch$	756,020	-	482,268	-	1,205,670	-	5,226,652	-
	US$	76,875,000	-	102,500,000	-	76,875,000	-	-	-

(5) Includes the following balance sheet accounts: Other accounts payable, Accruals, Deferred taxes, Other liabilities.

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (continued)

Note 34. Sanctions:

Neither the Company, nor its Directors and Managers have been sanctioned by the Superintendency of Securities and Insurance or any other administrative authority during 2005 or 2004.

Note 35. Subsequent events:

On January 24, 2006, the Board of Directors of Compañía de Telecomunicaciones de Chile S.A. agreed to call an Extraordinary Shareholders Meeting, as established in articles 10, 57 and 67 of the Companies Law and in articles 33 and 44 of the bylaws of Compañía de Telecomunicaciones de Chile S.A., for Thursday April 20, 2006, in order to inform the shareholders and have them decide on the following matters:

i) Capital decrease in the amount of Ch$ 40,200,513,570.
ii) Bylaws reform in reference to the modification of share capital.
iii) Adopt the corresponding decisions to formalize the agreements of the Meeting.

On February 28, 2006, the Company acquired 0.0001% of its subsidiary Compañía de Telecomunicaciones de Chile Equipos y Servicios S.A. As a result of this purchase, subsidiary Compañía de Telecomunicaciones de Chile Equipos y Servicios S.A. ceased to exist as a separate legal entity, given that the Company already owned the remaining 99.9999% of its shares. All assets and liabilities owned by subsidiary Compañía de Telecomunicaciones de Chile Equipos y Servicios S.A. were transferred to the Company.

On March 30, 2006, the Board of Directors of Globus 120 S.A. and of Telefonica Mundo S.A. agreed to propose the business combination between Globus 120 S.A. and Telefonica Mundo S.A. to their shareholders at the meeting on April 19, 2006. After the combination, the remaining entity will be Telefonica Mundo S.A.

Management is unaware of any other significant subsequent events that have occurred in the period from January 1, 2006, to the date of issuance of the financial statements that may affect the Company’s financial position or the interpretation of these financial statements.

Note 36. Environment:

In the opinion of Management and their in-house legal counsel and because the nature of the Company’s operations do not directly or indirectly affect the environment, as of the closing date of these financial statements, no resources have been set aside nor have any payments been made for non-compliance with municipal ordinances or to other supervising organizations.

The Company reviewed its real property lease agreements with private parties and government agencies involving locations where certain Company’s assets are installed, such as digital exchanges, radio stations, antennas and other equipment, regarding potential obligations upon termination or expiration of the lease agreements considering the duration of the agreements and the terms for renewal. There are no significant obligations identified based on these contracts because:

  the Telecommunication Law in Chile provides that the Company, as a provider of public service, has the right to maintain its assets on third party property and can not be forced to remove its assets without its consent.
  Based on historical evidence, the majority of lease agreements are renewed. Those leases that were not renewed did not incur significant retirement costs.

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (continued)

Note 37. Differences Between Chilean And United States Generally Accepted Accounting Principles

The Company prepared its consolidated balance sheets as of December 31, 2004 and 2005, respectively, and its consolidated statements of income and cash flows for each of the three years in the period ended December 31, 2005 in its 20-F filing for the year ended December 31, 2005 in conformity with accounting principles generally accepted in Chile (“Chilean GAAP”) with a reconciliation to net income for each of the three years in the period ended December 31, 2005, and a reconciliation to shareholders' equity as of December 31, 2004 and 2005, respectively, applying accounting principles generally accepted in the United States of America (“US GAAP”). This presentation is in accordance with Item 18 of Form 20-F.

I. Differences in measuring methods

The Company’s consolidated financial statements are prepared in accordance with generally accepted accounting principles (“GAAP”) in Chile, which differ in certain respects from US GAAP.

Under Chilean GAAP, financial statements are restated to reflect the full effects of the gain (loss) in the purchasing power of the Chilean peso on the financial position and results of operations of reporting entities. The method is based on a model that enables calculation of net inflation gains or losses caused by monetary assets and liabilities exposed to changes in the purchasing power. The model prescribes that the historical cost of such accounts be restated for general price-level changes between the date of origin of each item and the year-end. As allowed pursuant to the rules and regulations for Form 20-F, the reconciliation included herein of consolidated net income, other comprehensive income and shareholders´ equity does not include adjustments to eliminate the effect of inflation accounting under Chilean GAAP.

Under Chilean GAAP, in accordance with Technical Bulletin 64 (BT 64), the financial statements of foreign subsidiaries that operate in countries exposed to significant risks (“unstable countries), and that are not considered to be an extension of the parent Company’s operations, must be remeasured into US dollars. The Company has an equity method investment in the Brazilian TBS Celular Participación S.A., the Company remeasured this foreign equity-investee into US dollars under this requirement as follows:

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

Under BT 64, the investment in a foreign subsidiary is price-level restated, the effects of which are reflected in income, while the effects of the foreign exchange gain or loss between the Chilean Peso and the US dollar are reflected in equity in the account “Cumulative Translation Adjustment”; as the foreign investment itself is measured in US dollars.

In the opinion of the Company and under the exemption allowed for Technical Bulletin 64 by the AICPA International Task Force, the Chilean GAAP procedures described above are part of the comprehensive basis of preparation of price-level adjusted financial statements required by Chilean GAAP. Inclusion of inflation and translation effects in the financial statements is permitted for Form 20-F and considered appropriate under the inflationary conditions that have historically affected the Chilean economy and, accordingly, are not eliminated in the reconciliation to US GAAP.

a) Technical revaluation of Property, Plant and Equipment

As mentioned in Note 2(k) to the Chilean GAAP financial statements, in accordance with standards issued by the SVS in 1986, the property, plant and equipment of the Company subject to such regulation are allowed to be revalued pursuant to a technical appraisal. The difference between the book value prior to revaluation and the revalued amount is included in equity as a surplus on account of such technical appraisal, and is subject to Chilean inflation adjustment and

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (continued)

depreciation. Under US GAAP, such revaluations are not permitted. The effects of the reversal of this revaluation net of the accumulated depreciation, as well as of the related depreciation expense for the years are shown under paragraph (r) below.

b) Investments in Debt and Equity Securities

Under Chilean GAAP, investments in securities are accounted for at the lower of cost or market value. Under US GAAP, securities are classified as trading, held-to-maturity or available-for-sale. Those securities classified as trading are carried at their fair value, with realized and unrealized gains and losses recognized currently in earnings. Available-for-sale securities are also carried at fair value, with unrealized gains and losses recorded in shareholders’ equity. Securities classified as held-to-maturity are carried at amortized cost. The effects of the reversal of the unrealized losses that were considered to be temporary and the recording of the unrealized gains on available- for-sale securities which are recorded in equity in US GAAP for each year are included in paragraph (r) below.

c) Deferred Income Taxes

(i) Complementary Accounts

Starting January 1, 2000, the Company recorded income taxes in accordance with Technical Bulletin No. 60 of the Chilean Association of Accountants and its related amendments, recognizing, using the liability method, the deferred tax effects of temporary differences between the financial reporting basis and the tax basis of assets and liabilities. As a transitional provision, a contra asset or liability had been recorded for the effects of the deferred tax assets and liabilities not recorded prior to January 1, 2000. Such complementary asset or liability is being amortized to income over the estimated average reversal periods corresponding to the underlying temporary differences to which the deferred tax asset or liability relates. The effects of the differences, primarily related to the amortization of the complementary account are included under paragraph (r) below.

(ii) Deferred tax effects of US GAAP adjustments

Under US GAAP, companies must account for deferred taxes in accordance with Statements of Financial Accounting Standards (“SFAS”) No. 109 “Accounting for Income Taxes”, which requires an asset and liability approach for financial accounting and reporting of income taxes, under the following basic principles: (a) A deferred tax liability or asset is recognized for the estimated future tax effects attributable to temporary differences and tax loss carry forwards; (b) the measurement of deferred tax liabilities and assets is based on the provisions of the enacted tax law and the effects of future changes in tax laws or rates are not anticipated; and (c) the measurement of deferred tax assets is reduced by a valuation allowance, if based on the weight of available evidence, it is more likely than not that some portion of the deferred tax assets will not be realized.

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

Certain US GAAP adjustments generate temporary differences and related tax effects which are included in paragraph (r) below.

d) Capitalization of finance costs

(i) Capitalization of interest

Under Chilean GAAP, all interest on debt directly associated with construction projects is capitalized, including interest, price-level restatement and, with respect to foreign currency borrowings, foreign currency translation gains and losses. Until the end of 2002, all debt of the Company was considered directly associated with construction projects. The

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (continued)

capitalization of interest costs associated with projects under construction is optional when incurred on debt that is not directly related to such projects. In 2003 under Chilean GAAP, the Company has discontinued capitalizing interest on its construction in progress due to the lack of incurrence of new debt which could be associated with such construction and the short-term nature of the items currently being included in the construction in progress category. Under US GAAP, capitalization of interest is required for the interest which could be avoided should expenditures for the associated assets have not been made. Since 2003 the Company continues to capitalize interest under US GAAP only.

The effects of the differences, including those related to the depreciation, described above are included under paragraph (r) below.

(ii) Foreign currency exchange differences

Under US GAAP, the Company reverses those amounts previously capitalized related to foreign currency exchange gains and losses on foreign currency borrowings related to construction for purposes of reconciling to US GAAP.

The effects of the differences, including those related to the depreciation, described above are included under paragraph (r) below.

e) Staff Severance Indemnities

(i) Prior Service Cost

Under Chilean GAAP, prior service cost resulting from the adoption of new severance indemnity plans created in year 1987 were charged to income upon adoption.

Under US GAAP, the prior service cost, under Statement of Accounting Standards (“SFAS”) 87 is deferred and is amortized into income over the expected working life of the employee. The effects of the deferral and the corresponding amortization for the years shown are included under paragraph (r) below.

(ii) Staff Severance Indemnities under Chilean GAAP

Under the Company's employment contracts and collective bargaining agreements, it has committed to provide a lump sum payment to each employee at the end of their employment, whether due to death, termination, resignation or retirement. Until December 31, 2003 the Company determined those obligations using the present value method, based on the current salaries and estimated average service life of each employee at year-end, and applying a discount rate of 7%.

Starting January 1, 2004 the Company changed its accounting policy for staff severance indemnities by determining the projected benefit obligation based on an actuarial valuation. This method uses variables such as workforce rotation, average salary increases, workforce mortality and average service life as underlying assumptions. Costs for past services of employees, resulting from these changes in assumptions, are deferred and amortized over the employees’ estimated average remaining service periods.

(iii) Staff Severance Indemnities under US GAAP

Under US GAAP, severance indemnities have always been recorded in accordance with SFAS No. 87, “Employer’s Accounting for Pensions” using the projected benefit obligation method. The assumptions used correspond to the valuation under Chilean GAAP, with the difference that a discount factor of 5.5% is applied. The Company has elected to recognize its actuarial gains and losses immediately under US GAAP. The effects of the elimination of the transitional assets and the differences in the actuarial valuation method are included under paragraph (r) below.

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (continued)

f) Derivatives

As described in Note 30 to the financial statements, the Company uses derivative instruments to manage exposures to foreign currency and interest rate risk. The Company’s objectives for holding derivatives are to minimize these risks using the most effective methods to eliminate or reduce the impact of these exposures.

The effects of the adjustments for financial derivatives are mainly related to cross currency interest rate swap contracts for the three years in the period ended December 31, 2005. The embedded derivatives are quantified as a separate adjustment in the reconciliation. Both adjustments are included in paragraph (r) below.

(i) Forward exchange contracts:

The Company has forward exchange contracts between the US dollar and Chilean peso and US dollar and the UF. Under Chilean GAAP, these forward exchange contracts are recorded at fair value with mark to market adjustments recorded as unrealized gains on the balance sheet with no income statement effect and any unrealized loss in the income statements. These derivatives are considered fair value hedges of existing transactions. Under US GAAP, these forward exchange contracts are valued at fair value with changes in fair value recognized in income, whether they represent unrealized gains or unrealized losses.

(ii) Cross currency interest rate swaps:

The Company entered into cross-currency interest rate swaps as hedges of its debt denominated in US dollars. These swaps hedge both, currency risk and interest rate risk. Under Chilean GAAP, the unrealized gain and loss associated with these contracts was deferred. Under US GAAP, these contracts do not qualify for hedge accounting because they do not meet hedge requirements under SFAS No. 133, therefore mark to market adjustments are also charged to income.

(iii) Embedded derivatives:

Current Chilean accounting rules do not consider the existence of derivative instruments embedded in other contracts and therefore they are not analyzed and accounted for in the Company’s Chilean GAAP financial statements. For US GAAP purposes, certain implicit or explicit terms included in host contracts that affect some or all of the cash flow or the value of other exchanges required by the contract in a manner similar to a derivative instrument are required to be bifurcated from the host contract and accounted for at fair value.

g) Accommodation Equipment

From April 1, 2001 until the sale of Telefónica Móvil de Chile S.A. in June 2004, this segment loaned out phones under certain accompanying service contracts; ownership of the phones remained with the Company. The Company, under Chilean GAAP, writes off the equipment on a straight-line basis over the average life of the service contract, capitalizing any unamortized cost in fixed assets.

Under US GAAP, the subsidies on these types of phone (their cost) are recognized as losses in the income statement on the contract date due to, among other things, Telefónica Móvil’s lack of a sufficient history of recovery of the phones upon termination of the contracts and their lack of control procedures to track the phones during their customer service period. The effects are included under paragraph (r) below.

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (continued)

h) Goodwill

Under Chilean GAAP up through December 31, 2003, the Company recorded goodwill or negative goodwill for the difference between the purchase price and the carrying value of assets acquired and liabilities assumed. As of January 1, 2004 Technical Bulletin No. 72 (“BT 72”) of the Chilean Institute of Accountants became effective. The bulletin requires the assets acquired and liabilities assumed to be recorded at fair value and the excess of the purchase price of the investment over the fair value of assets acquired and liabilities assumed to be recorded as goodwill. Under BT 72 goodwill resulting from business combinations is amortized on a straight-line basis over a maximum period of 20 years.

Under US GAAP, assets acquired and liabilities assumed are recorded at their fair values. Any excess of the cost of an investment over the fair values of assets acquired and liabilities assumed is recorded as goodwill. In the opinion of the Company, the book value of any assets acquired or liabilities assumed has not materially differed from their fair values in any transaction recorded under purchase accounting in previous periods.

In accordance with SFAS No. 142, “Goodwill and other Intangible Assets” (SFAS No. 142) the Company no longer amortizes goodwill, instead goodwill is tested for impairment on an annual basis and whenever indicators of impairment arise. The goodwill impairment test, which is based on fair value, is performed on a reporting unit level annually. The Company has performed the annual impairment tests of goodwill required by the standards, which did not result in any impairment adjustment during the periods presented. The adjustment presented in paragraph (r) below reverses the effects of the amortization of goodwill recorded under Chilean GAAP.

i) Minimum dividend

As required by Law No. 18,046, the Company must distribute a minimum cash dividend equivalent to 30 % of net income. Considering the cash situation, levels of projected investment and the solid financial indicators for 2005 and following years, on April 14, 2005, the Ordinary Shareholders’ Meeting modified the dividend distribution policy reported at the Ordinary Shareholders’ Meeting of April 2004, and agreed to distribute 100% of net income under Chilean GAAP generated during the respective year. Since the payment of these dividends is a legal requirement in Chile, an accrual for US GAAP purposes should be made to recognize the corresponding decrease in shareholders’ equity at each balance sheet date. Under Chilean GAAP, the Company records these dividends when they have received the approval of the shareholders during a shareholders’ meeting usually held in April of the following year. The effects as of December 31, 2004 and 2005 on consolidated shareholders’ equity are shown in the reconciliation in paragraph (r) below.

j) Investments in related companies accounted for under the equity method

The principal US GAAP adjustment affecting the Company’s equity investees is accounting for deferred tax assets and liabilities, in accordance with SFAS No. 109. The effect of these differences is included under paragraph (r) below.

k) Loss on sale of investment

On September 2002, Telefónica Empresas CTC Chile S.A. sold and transferred 25% of its ownership of Sonda S.A. to Inversiones Pacífico Limitada and Inversiones Santa Isabel Limitada, companies associated with Mr. Andrés Navarro H. At a price of ThCh$ 27,920,701 (historical), the sale generated a net loss in Chilean GAAP, in the amount of ThCh$1,164,197, due to extraordinary proportional write off of goodwill in relation to the percentage sold and to the difference between the carrying value of the proportional value of the investment and the amount received (Note 12 Footnote 4). Once this transaction was completed, Compañía de Telecomunicaciónes de Chile S.A. through its subsidiary Telefónica Empresas CTC Chile S.A., held 35% ownership of that company.

Under US GAAP, the 2002 sale resulted in a loss as a result of the effects of US GAAP adjustments on the carrying value of the investment, as is explained on paragraph (j). In 2003 that effect reversed with the sale of the remaining 35%, the effects are included under paragraph (r) below.

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (continued)

l) Transactions under common control entities and discontinued operations

In April 2004, Compañía de Telecomunicaciónes de Chile S.A. sold its ownership in Sociedad Comercial e Impresora Publiguías S.A. to Telefónica Publicidad e Información S.A., a subsidiary of Telefonica S.A., Spain with a 59.90% ownership. The selling price was US$14,760,000, which resulted in a gain, net of taxes, of ThCh$ 5,248,268.

In July 2004, the Company sold 100% of its stock in its subsidiary, Telefónica Móvil de Chile S.A. to Telefónica Móviles S.A., a different subsidiary consolidated within the group’s 20-F of Telefónica S.A., Spain with a 92.46% ownership. The sales price for Telefónica Móviles S.A. (purchaser) was US$ 1,058 million (Ch$ 687,745 million), which was paid on July 28, 2004. For Compañía de Telecomunicaciónes de Chile S.A., this transaction meant recognizing a net of tax gain of US$ 470 million (Ch$ 314,468 million) after inclusion of the balance of goodwill on this investment as of June 2004 as well as the balance of its investment in the Company.

Under US GAAP, sales of entities and interests between companies within a commonly controlled group transfer their assets and liabilities at historical cost. Any difference between such values and the amount paid for the transaction is considered a capital transaction and is recorded in shareholders’ equity.

The effects of reversing the gains associated with the sale of the stock in the subsidiary Telefónica Móvil de Chile S.A. and the Company’s participation in Sociedad Comercial e Impresora Publiguías S.A. and recording the sales as capital transactions under US GAAP in the equity reconciliation are included in (s) below.

The gain recorded under Chilean GAAP differs from the contribution of capital under US GAAP by approximately ThCh$ 23,719,819 which consists of assets and liabilities of Telefónica Móvil S.A. whose book values differ between Chilean GAAP and US GAAP on June 30, 2004, the date of deconsolidation of Telefónica Móvil S.A. This difference primarily relates to basis differences in goodwill. The reconciliation includes a reclassification to contribution of capital from retained earnings for the above transactions.

Additionally, under Chilean GAAP, no revision to the financial statement information presented in previous years is required after a divestiture has occurred. Under US GAAP, in accordance with SFAS No. 144, the discontinued operations of a component must be retroactively separated from the continuing operations of an entity. As Telefónica Móvil de Chile S.A. met the criteria to be considered as a “component” which would be presented under “Discontinued Operations” in accordance with Statement of Accounting Standards No. 144 “Accounting for the Impairment or Disposal of Long-Lived Assets” (“SFAS No. 144”), the Company has presented under US GAAP its operations through the sale date as discontinued under US GAAP, net of the tax effect, and retroactively for all periods presented.

m) Revenue Arrangements with Multiple Deliverables

Under Chilean GAAP, revenue is generally recognized as services are performed or products are delivered based on the specified contractual price. In US GAAP, the Company adopted EITF 00-21 “Revenue Arrangements with Multiple Deliverables” on January 1, 2004. Certain of the contracts of the Company contain “multiple elements” as defined in the literature. These contracts primarily comprise those of the subsidiary, Telefónica Empresas S.A. which is in the business of providing voice and internet data service to corporate customers. Contracts in this business may include equipment sales, equipment rentals, set-up/installation fees, and/or service and maintenance fees. As there is objective and reliable evidence of fair value of all delivered and undelivered items in an arrangement, the total consideration is allocated to the separate units of accounting based on their relative fair values (“relative fair value method”), which approximate the contractually stated prices. The services specified in the arrangement are performed continuously over the term of the contract (and any subsequent renewals). The Company therefore defers and recognizes the set-up fees over the life of the estimated customer relationship in accordance with US GAAP.

Additionally, the Company recorded adjustments to the revenue of its subsidiary, Telefónica Móvil S.A., for multiple deliverables as defined under Staff Accounting Bulletin 104 for the six months of operations included in the consolidated results. The Company determined that the sale of cellular handsets combined with “free” prepaid minutes constitutes a revenue arrangement with multiple deliverables. The Company began to allocate the arrangement consideration on a fair value basis resulting in the income for the free minutes being deferred and recognized over their

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (continued)

actual usage period. Additionally, the Company deferred activation fees charged over the estimated life of the customer relationship. These adjustments were not significant to record in the year ended December 31, 2003.

The adjustments to income are included in paragraph (r) below.

n) Cost adjustment for certain property, plant and equipment

The Company, as part of its real estate construction-in-progress projects, enters into subcontracting agreements. As part of those agreements, certain cost adjustments may be charged back to the subcontractor. Under Chilean GAAP, back charges are recognized in non operating income in the period they are collected.

Under US GAAP, back charges to subcontractors are included in the determination of acquisition costs and should be applied to reduce contract costs to the extent collectible.

The effect of the adjustment arising from accounting under US GAAP for back charges and the reduction in depreciation related to the reduction of the fixed asset bases is presented in paragraph (r) below.

o) Installation Cost:

Beginning in the year ended December 31, 2003 under Chilean GAAP, the Company capitalized its installation costs for fixed line service in fixed assets.

Under US GAAP, as these are not considered incremental to the installation activity, the installation costs are expensed as incurred. The reversal of the capitalization of installation costs and their associated depreciation is included in paragraph (r) below.

p) Write-off of deferred financing costs

The Company redeemed a UF 3,992,424 series K bond on February 15, 2005. For Chilean GAAP purposes, the majority of the associated deferred financing costs and discount were written off during the year ended December 31, 2004 in the amount of ThCh$ 3,353,104. The amount written off was calculated assuming a remaining amortization period ending on the redemption date of February 15, 2005. This write off of the deferred financing costs and discount during 2004 is not permitted under US GAAP, as the related debt issuance costs and discount must be charged to expense in the period in which the early extinguishment takes place under Accounting Principles Board Opinion No. 26 “Early Extinguishment of Debt”. Accordingly, this generated a difference of ThCh$ 3,353,104 in net income and shareholders’ equity between Chilean GAAP and US GAAP, as shown in the reconciliations in paragraph (r) below.

q) Restructuring costs

Compañía de Telecomunicaciónes de Chile S.A. made an offer to some employees to voluntarily terminate their working contracts with the Company. Related to this planned reduction of personnel, the Company made a provision of ThCh$ 2,028,002 as of December 31, 2005.

Under US GAAP, in accordance with SFAS 88, the recognition of a liability and a loss requires the acceptance of the offer by employees for a reliable estimation of the obligation. There was no acceptance of the offer by employees prior to December 31, 2005, therefore no provision was recognized.

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (continued)

r) Effects of conforming to US GAAP

The adjustments to reported net income required to conform to accounting principles generally accepted in the United States are as follows:

	For the years ending December 31,

	2003	2004	2005

	ThCh$	ThCh$	ThCh$

Net income in accordance with Chilean GAAP	10,761,169	322,847,306	25,183,320

Technical revaluation of property, plant and equipment (a)	(56,690)	(55,908)	(47,020)
Investments in debt and equity securities (b)	(2,779,848)	-	-
Deferred income taxes (c)
Complementary accounts	12,210,927	15,005,389	13,609,854
Deferred tax effects of US GAAP adjustments	214,169	836,205	(1,170,174)
Capitalization of finance costs (d)
Capitalization of interest	1,082,339	(670,063)	3,337,620
Capitalization of foreign currency exchange differences	395,631	395,631	395,631
Staff severance indemnities (e)
Prior service cost	(339,217)	(388,837)	(762,694)
Staff severance indemnities	(3,730,057)	(4,045,679)	1,628,803
Derivatives (f)
Financial derivatives	10,445,552	(2,870,930)	3,392,149
Embedded derivatives	(1,568,499)	(215,102)	(8,463)
Accommodation equipment (g)	(2,738,181)	52,708	-
Goodwill (h)	8,383,524	6,727,117	1,583,561
Investments in related companies accounted for under the equity method (j)	(478,162)	-	-
Loss on sale of investment (k)	188,255	-	-
Effects of minority interest on US GAAP adjustments	(50,345)	-	-
Transactions under common control entities and discontinued operations (l)
Gain on sale of Telefónica Móvil de Chile S.A.	-	(314,467,616)	-
Gain on sale of Publiguías	-	(5,248,268)	-
Revenue arrangements with multiple deliverables (m)	-	517,854	203,988
Cost adjustment for certain property, plant and equipment (n)	(577,673)	(176,899)	46,753
Installation cost (o)	(1,473,712)	(814,735)	(432,400)
Write-off of deferred financing costs (p)	-	3,353,104	(3,353,104)
Restructuring costs (q)	-	-	2,028,002

Net income in accordance with US GAAP	29,889,182	20,781,277	45,635,826

Net income from continuing operations in accordance with US GAAP	16,991,203	22,077,337	45,635,826
Net income (loss) from discontinued operations
in accordance with US GAAP (see Note 37 II paragraph (d))	12,897,979	(1,296,060)	-

Other comprehensive income, net of tax:
Investments in debt and equity securities (b)	2,556,957	458,839	(705,952)
Cumulative translation adjustment on foreign investment	(2,904,490)	(440,549)	(469,034)

Comprehensive income in accordance with US GAAP	29,541,649	20,799,567	44,460,840

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (continued)

The adjustments required to conform shareholders’ equity amounts to US GAAP are as follows:

	As of December 31,

	2004	2005

	ThCh$	ThCh$

Shareholders’ equity in accordance with Chilean GAAP	1,020,326,370	925,575,023

Technical revaluation of property, plant and equipment (a)
Positive adjustment to Fixed Assets	(15,143,122)	(15,111,279)
Accumulated Depreciation	14,911,198	14,938,712
Negative adjustment to Fixed Assets	8,070,802	8,070,802
Accumulated Depreciation	(4,456,380)	(4,562,757)
Investment in debt and equity securities (b)	708,521	3,096
Deferred income taxes (c)
Complementary accounts	(127,282,935)	(113,673,081)
Deferred tax effects of US GAAP adjustments	884,671	(285,504)
Capitalization of finance costs (d)
Capitalization of interest
Gross effect on Fixed Assets	17,167,184	14,067,930
Accumulated Depreciation	(9,379,480)	(2,942,606)
Capitalization of foreign currency exchange differences
Gross effect on Fixed Assets	(5,502,519)	(5,502,519)
Accumulated Depreciation	1,957,531	2,353,162
Staff severance indemnities (e)
Prior service cost	1,435,201	672,506
Staff severance indemnities under US GAAP	(13,865,424)	(12,236,621)
Derivatives (f)
Financial derivatives	275,007	3,667,156
Embedded derivatives	8,463	-
Goodwill (h)	4,880,933	6,464,494
Minimum dividend (i)	-	(14,654,592)
Transactions under common control entities and discontinued operations (l)
Reclassification from retained earnings for Telefónica Móvil de Chile S.A.	(290,747,798)	-
Reclassification from retained earnings for Publiguías S.A.	(5,248,268)	-
Capital contribution for transactions under common control entities	295,996,066	-
Revenue arrangements with multiple deliverables (m)	(538,373)	(334,385)
Cost adjustment for certain property, plant and equipment (n)
Gross effect on Fixed Assets	(768,993)	(800,886)
Accumulated Depreciation	14,421	93,067
Installation cost (o)
Gross effect on Fixed Assets	(2,632,832)	(3,445,587)
Accumulated Depreciation	344,384	724,739
Write-off of deferred financing costs (p)	3,353,104	-
Restructuring cost (q)	-	2,028,002

Shareholders' equity in accordance with US GAAP	894,767,732	805,108,872

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (continued)

The following summarizes the changes in shareholders’ equity under US GAAP during the years ended December 31, 2004 and 2005:

	As of December 31,

	2004	2005

	ThCh$	ThCh$

Balance as of January 1	1,246,927,383	894,767,732
Minimum dividend (i)	-	(14,654,592)
Reversal of minimum dividend (i)	3,228,357	-
Dividend declared and paid in 2004	(672,183,641)	(119,465,108)
Transactions under common control entities and discontinued operations
Transfer of gain on sales of Telefónica Móvil de Chile S.A. and
Publiguías to equity transactions under US GAAP (l)	295,996,066	-
Other comprehensive income, net of tax:
Cumulative translation adjustment	(440,549)	(469,034)
Unrealized gain on marketable securities, net of taxes (b)	458,839	(705,952)
Net income in accordance with US GAAP for the year	20,781,277	45,635,826

Balance at December 31	894,767,732	805,108,872

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (continued)

s) Comprehensive Income

In accordance with Statement of Financial Accounting Standards (“SFAS”) No. 130, “Reporting Comprehensive Income” the Company reports a measure of all changes in shareholder’s equity that result from transactions and other economic events of the period other than transactions with owners (“comprehensive income”). Comprehensive income is the total of net income (loss) and other non-owner equity transactions that result in changes in net equity. The components of other comprehensive income are reported net of the related tax effects.

The following represents accumulated other comprehensive income balances as of December 31, 2003, 2004 and 2005 (in thousands of constant Chilean pesos as of December 31, 2005).

	2003
	Effect of US GAAP

	Chilean GAAP	Unrealized		Accumulated
	cumulative	(losses)	Deferred	other
	translation	on marketable	Income	comprehensive
	adjustment	securities	Tax	income (loss)

Beginning balance	2,064,316	(2,779,848)	472,575	(242,957)
Credit (charge) for the year	(2,904,490)	3,080,669	(523,713)	(347,534)
Ending balance	(840,174)	300,821	(51,138)	(590,491)

	2004
	Effect of US GAAP

	Chilean GAAP	Unrealized		Accumulated
	cumulative	(losses) gains	Deferred	other
	translation	on marketable	Income	Comprehensive
	adjustment	securities	Tax	(loss)

Beginning balance	(840,174)	300,821	(51,138)	(590,491)
Credit (charge) for the year	(442,033)	552,819	(93,980)	16,806
Ending balance	(1,282,207)	853,640	(145,118)	(573,685)

	2005
	Effect of US GAAP

	Chilean GAAP	Unrealized		Accumulated
	cumulative	gains	Deferred	other
	translation	on marketable	Income	Comprehensive
	adjustment	securities	Tax	income (loss)

Beginning balance	(1,282,207)	853,640	(145,118)	(573,685)
Credit (charge) for the year	(469,034)	(850,544)	144,592	(1,174,986)
Ending balance	(1,751,241)	3,096	(526)	(1,748,671)

The charge for the year ended December 31, 2005 to unrealized gains on marketable securities is shown net of reclassifications into net income of ThCh$ 853,640.

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (continued)

t) Discontinued Operations

In July 2004, the Compañía de Telecomunicaciónes de Chile S.A. sold 100% of shares held in its consolidated subsidiary, Telefónica Móvil de Chile S.A. It was accounted for as discontinued operations in accordance with SFAS No. 144 and, accordingly, amounts in the reconciliation of net income to US GAAP and the additional disclosure notes required under US GAAP for all periods shown, reflect that component as a discontinued operation.

The results of operations of the discontinued operations detailed above in each period presented are as follows:

	For the year ended December 31, 2003	For the six months ended June 30, 2004

Amounts as reported under Chilean GAAP	ThCh$	ThCh$

Net Revenues	257,449,834	139,420,835
Income (loss) before taxes	2,649,121	(9,653,217)
Income tax benefits	2,174,512	1,387,686

Net income (loss) on discontinued operations	4,823,633	(8,265,531)

US GAAP adjustments :
Deferred income taxes	(2,504,244)	(4,341)
Deferred taxes effects of US GAAP adjustments	(20,813)	(376,487)
Capitalization of interest	3,293,079	1,303,021
Staff severance indemnities	(428,762)	(197,330)
Accommodation equipment	(2,738,182)	52,707
Goodwill amortization	10,473,268	5,135,674
Deferred income multiple element arrangements	-	1,056,227

Net income (loss) on discontinued operations as reported under US GAAP	12,897,979	(1,296,060)

The major classes of consolidated assets, consolidated liabilities and minority interest of Telefónica Móvil de Chile S.A. included in the Company’s consolidated balance sheet under US GAAP are as follows:

	As of	As of
	December 31,	June 30,
Condensed Balance Sheet	2003	2004

	ThCh$	ThCh$

Total Current Assets	92,088,465	99,786,049
Total Property, Plant and Equipment	367,303,101	343,215,201
Goodwill	167,199,267	164,773,612
Total Other Assets	15,120,578	15,371,767

Total Assets of Discontinued Operations	641,711,411	623,146,629

Current Liabilities	124,644,921	132,407,346
Long Term Liabilities	130,573,072	120,929,872

Total Liabilities of Discontinued Operations	255,217,993	253,337,218

Net Assets - Discontinued operations	386,493,418	369,809,411

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (continued)

II. Additional Disclosure Requirements:

a) Earnings per share

The following earnings per share information, presented in Chilean pesos per share, is not required to be presented in the financial statements under Chilean GAAP but is a required disclosure under US GAAP:

	For the years ended December 31,

	2003	2004	2005

Chilean GAAP earnings per share	0.0112	0.3375	0.263
US GAAP earnings per share:
US GAAP earnings per share continuing operations	0.0178	0.0231	0.0477
Discontinued operations, net of tax	0.0135	(0.0014)	-
Basic US GAAP earnings per share	0.0313	0.0217	0.0477
Weighted average number of shares outstanding (in thousands)	957,157,085	957,157,085	957,157,085

The earnings per share figures for both US GAAP and Chilean GAAP purposes have been calculated by dividing the respective earnings (loss) amounts in accordance with US GAAP and Chilean GAAP, respectively, by the weighted average number of common shares outstanding during the year. The Company has not issued convertible debt or other equity securities. Consequently, there are no potentially dilutive effects on the earnings per share of the Company

b) Income taxes:

The provision (benefit) for income taxes differs under Chilean GAAP from the charge calculated in accordance with US GAAP, as a result of the following differences:

	For the years ended December 31,

	2003	2004	2005

	ThCh$	ThCh$	ThCh$

Current income taxes as determined under Chilean GAAP	23,794,038	59,634,246	24,055,919
Deferred income taxes as determined under Chilean GAAP	7,010,781	5,007,188	9,336,253

Sub –Total	30,804,819	64,641,434	33,392,172

US GAAP adjustments:
Deferred tax effect applying SFAS No. 109	(12,210,927)	(15,005,389)	(13,609,854)
Deferred tax effect of US GAAP Adjustments	(214,169)	(836,205)	1,170,174
Reclassification of taxes on the sale of Telefónica Móvil
de Chile S.A. and Publiguías to equity (capital contribution)	-	(37,585,198)	-

Charge for the period under US GAAP Total	18,379,723	11,214,642	20,952,492

Income tax expense from continuing operations	18,029,178	12, 221,500	20,952,492

Income tax expense (benefit) included in discontinued operations	350,545	(1,006,858)	-

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (continued)

Deferred tax assets (liabilities) as of balance sheet dates are summarized as follows:

	2004			2005

	SFAS No. 109 Applied to Chilean GAAP Balances	SFAS No. 109 Applied to US GAAP Adjustments	Total Deferred Taxes Under SFAS No. 109	SFAS No. 109 Applied to Chilean GAAP Balances	SFAS No. 109 Applied to US GAAP Adjustments	Total deferred Taxes Under SFAS No. 109

	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Allowance for doubtful accounts	13,432,420	-	13,432,420	10,054,119	-	10,054,119
Vacation provision	676,170	-	676,170	816,932	-	816,932
Accumulated Tax losses (1)	1,592,458	-	1,592,458	1,248,051	-	1,248,051
Capitalized staff severance indemnities	749,609	(243,984)	505,625	534,925	(91,514)	443,411

Reappraised property, plant and
equipment depreciation	4,005,840	(575,024)	3,430,816	4,127,840	(567,032)	3,560,808
Capitalized interest included in fixed assets	-	(737,727)	(737,727)	-	(1,372,379)	(1,372,379)
Other temporary differences	-	-	-	-	-	-

Total Assets	20,456,497	(1,556,735)	18,899,762	16,781,867	(2,030,925)	14,750,942

Property, plant and equipment depreciation	(179,475,607)	281,773	(179,193,834)	(164,432,718)	347,333	(164,085,385)
Staff severance indemnities	(6,387,758)	2,357,121	(4,030,637)	(6,220,462)	1,712,633	(4,507,829)
Software development	(3,431,233)	-	(3,431,233)	(2,153,780)	-	(2,153,780)
Assets and liabilities for leasing	(27,935)	-	(27,935)	(61,255)	-	(61,255)
Deferred charges	(1,241,740)	-	(1,241,740)	(967,737)	-	(967,737)
Other	(442,882)	(197,488)	(640,370)	(3,296,478)	(314,545)	(3,611,023)

Total Liabilities	(191,007,155)	2,441,406	(188,565,749)	(177,132,430)	1,745,421	(175,387,009)

Net deferred tax liabilities from application of SFAS No.109	(170,550,658)	884,671	(169,665,987)	(160,350,563)	(285,504)	(160,636,067)

(1) Under the current Chilean law, tax losses can be carried forward indefinitely.

The provision for income taxes differs from the amount of income tax determined by applying the applicable local statutory income tax rate to pretax income, calculated in accordance with US GAAP, as a result of the following differences:

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (continued)

	For the years ended December 31,

	2003	2004	2005

	ThCh$	ThCh$	ThCh$

Tax provision (benefit) at statutory Chilean tax rates	7,997,332	5,439,307	11,055,924

Differences between accounting and tax bases:
Price-level restatement not accepted for tax purposes	1,758,339	2,354,739	4,132,829
Amortization of goodwill	4,044,591	1,150,121	269,205
Sale of subsidiaries	(2,011,987)	-	-
Non-deductible write-offs	812,279	1,281,521	4,510,871
Other – non deductible items	5,779,169	988,954	906,466

Income tax expense	18,379,723	11,214,642	20,875,295

Although Compañía de Telecomunicaciónes de Chile S.A. recorded net losses for financial reporting purposes in 2003, certain of the Company’s subsidiaries recorded taxable income thus giving rise to provisions for income taxes, as Chile tax returns are filed on an individual legal entity basis.

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (continued)

(c) Segment information:

Information by Business Segments:

Compañía de Telecomunicaciónes de Chile S.A. discloses segment information in accordance with SFAS No. 131, “Disclosures about Segments of an Enterprise and Related Information” which establishes standards for reporting information about operating segments and related disclosures for products and services and geographic areas. Operating segments are defined as components of an enterprise for which separate financial information is available that is regularly used by the chief operating decision maker in deciding how to allocate resources and in assessing performance. The Company presents segment information in accordance with Chilean GAAP, which is used by management for internal reporting and decision-making purposes.

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

Mobile Communications

Total mobile communications revenues include revenues from outgoing mobile traffic mobile equipment sales, CPP interconnection revenues and revenues from other mobile services, such as paging, trucking and mobile data transmission. Handset and activation fee revenue is recognized at time of sale. Fees for cellular service are recognized monthly as services are provided, which includes a month-end estimate for cut-off purposes for contract services provided but not yet billed. Prepaid card revenues are recognized upon the customers’ usage of the cards. This segment was sold on July 2004 as described in Note 37 I paragraph (l), therefore the segment information includes only the six months ended June 30, 2004.

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

Relevant information concerning Compañía de Telecomunicaciónes de Chile S.A. and its principal subsidiaries, which represent different segments, together with information regarding other subsidiaries is as follows:

				Corporate
				Customer
As of and for the year ended	Fixed	Long	Mobile	Communication	Other
December 31, 2003	Telephony	Distance	Communications	and Data	Subsidiaries	Eliminations	Total

	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Operating revenues	526,846,633	97,417,353	257,408,241	104,685,146	23,267,374	(146,522,819)	863,101,928
Revenues	455,580,149	65,471,113	252,333,504	83,606,493	6,110,669	-	863,101,928
Intercompany transactions	71,266,484	31,946,240	5,074,737	21,078,653	17,156,705	(146,522,819)	-

Operating expenses	(460,076,938)	(71,540,302)	(243,102,271)	(83,393,466)	(34,248,339)	151,757,794	(740,603,522)
Salaries	(54,741,077)	(6,004,245)	(15,277,792)	(8,608,275)	(10,806,831)	-	(95,438,220)
Services	(137,049,819)	(38,409,692)	(148,469,205)	(22,467,820)	(16,497,913)	730,348	(362,164,101)
Depreciation	(189,870,862)	(10,644,490)	(67,980,760)	(12,853,752)	(920,989)	(730,348)	(283,001,201)
Intercompany transactions	(78,415,180)	(16,481,875)	(11,374,514)	(39,463,619)	(6,022,606)	151,757,794	-

Operating income, net	66,769,695	25,877,051	14,305,970	21,291,680	(10,980,965)	5,234,975	122,498,406

Non-operating income	11,336,539	4,025,468	2,526,738	226,807	3,659,005	-	21,774,557
Financial income	7,004,783	355,986	231,639	35,608	(112,931)	-	7,515,085
Other non-operating income	4,331,756	3,669,482	2,295,099	191,199	3,771,936	-	14,259,472
Non-operating expenses	(69,574,375)	(3,319,710)	(16,176,272)	(12,895,794)	(1,265,340)	-	(103,231,491)
Financial expenses	(64,144,804)	(16,539)	(922,895)	(18,830)	66,475	-	(65,036,593)
Other non-operating expenses	(5,429,571)	(3,303,171)	(15,253,377)	(12,876,964)	(1,331,815)	-	(38,194,898)
Price-level restatement	949,827	(957,517)	535,335	(399,946)	546,242	-	673,941

Intercompany transactions	17,246,395	(1,970,916)	(9,010,685)	(526,817)	(503,002)	(5,234,975)	-

Non-operating income, net	(40,041,614)	(2,222,675)	(22,124,884)	(13,595,750)	2,436,905	(5,234,975)	(80,782,993)

Income (loss) before income taxes	26,728,081	23,654,376	(7,818,914)	7,695,930	(8,544,060)	-	41,715,413

Income taxes	(27,291,167)	(4,943,880)	2,174,512	(1,628,950)	884,666	-	(30,804,819)
Minority interest	-	-	-	-	(149,425)	-	(149,425)

Net (loss) income	(563,086)	18,710,496	(5,644,402)	6,066,980	(7,808,819)	-	10,761,169

TOTAL ASSETS	2,591,424,845	206,405,447	478,415,747	121,063,066	10,732,913	(758,621,896)	2,649,420,122

CAPITAL EXPENDITURES	51,567,162	1,142,620	71,185,602	9,958,813	27,900,157	727,767	162,482,121

DEPRECIATION AND
AMORTIZATION	193,528,438	11,623,219	67,980,760	13,317,141	698,225	727,767	287,875,550

GOODWILL	-	17,038,569	146,252,731	1,766,454	-	-	165,057,754

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (continued)

As of and for the year ended December 31, 2004	Fixed Telephony	Long Distance	Mobile Communications	Corporate Customer Communication and Data	Other Subsidiaries	Eliminations	Total

	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Operating revenues	507,441,529	90,650,538	141,752,239	105,139,727	19,350,487	(136,155,807)	728,178,713
Revenues	437,422,848	63,806,130	136,973,733	85,890,342	4,085,660	-	728,178,713
Intercompany transactions	70,018,681	26,844,408	4,778,506	19,249,385	15,264,827	(136,155,807)	-

Operating expenses	(446,665,599)	(70,698,208)	(145,369,259)	(84,105,046)	(18,129,643)	139,492,013	(625,475,742)
Salaries	(60,795,478)	(3,072,181)	(8,885,811)	(9,444,977)	(5,655,098)	-	(87,853,545)
Services	(137,112,065)	(38,852,041)	(93,253,912)	(21,333,791)	(10,137,091)	(811,236)	(301,500,136)
Depreciation	(175,178,334)	(12,448,955)	(37,176,679)	(11,953,668)	(175,661)	811,236	(236,122,061)
Intercompany transactions	(73,579,722)	(16,325,031)	(6,052,857)	(41,372,610)	(2,161,793)	139,492,013	-

Operating income, net	60,775,930	19,952,330	(3,617,020)	21,034,681	1,220,844	3,336,206	102,702,971

Non-operating income	501,842,191	602,873	335,341	181,150	11,102	372	502,973,029
Financial income	9,051,725	330,922	150,667	75,644	10,848	372	9,620,178
Other non-operating income	492,790,466	271,951	184,674	105,506	254	-	493,352,851
Non-operating expenses	(217,841,301)	(3,250,738)	(5,634,911)	(399,170)	(72,905)	(372)	(227,199,397)
Financial expenses	(55,469,960)	(624)	(485,350)	(41,062)	(2,022)	(372)	(55,999,390)
Other non-operating expenses	(162,371,341)	(3,250,114)	(5,149,561)	(358,108)	(70,883)	-	(171,200,007)
Price-level restatement	12,012,312	(1,797,390)	(673,399)	(184,703)	(51,456)	-	9,305,364

Intercompany transactions	9,147,643	(815,889)	(5,198,902)	198,069	5,285	(3,336,206)	-

Non-operating income, net	305,160,845	(5,261,144)	(11,171,871)	(204,654)	(107,974)	(3,336,206)	285,078,996

Income (loss) before income taxes	365,936,775	14,691,186	(14,788,891)	20,830,027	1,112,870	-	387,781,967

Income taxes	(57,475,717)	(3,987,287)	1,387,686	(4,438,965)	(127,151)	-	(64,641,434)
Minority interest	-	-	-	-	(293,227)	-	(293,227)

Net (loss) income	308,461,058	10,703,899	(13,401,205)	16,391,062	692,492	-	322,847,306

TOTAL ASSETS	1,960,275,804	193,189,816	-	114,883,757	84,622,085	(390,144,166)	1,962,827,296

CAPITAL EXPENDITURES	51,365,050	1,305,702	22,365,923	6,850,115	8,773,554	716,325	91,376,669

DEPRECIATION AND
AMORTIZATION	166,144,984	12,436,230	37,176,679	11,426,523	17,453,630	716,325	245,354,371

GOODWILL	-	15,884,457	-	1,477,887	2,672,546	-	20,034,890

As a consequence of the sale of Telefónica Móvil de Chile S.A. as of July 1, 2004, the segment Mobile Communications reflects 6 months of operations. Revenues have been reclassified to present the continuing operations.

Revenues related to the fixed line services are included within Fixed Telephony as well as revenues of Telemergencia, pay phones and interior installations previously recorded as Other Business. For comparisons purposes, this change is reflected accordingly in the prior years.

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (continued)

			Corporate
			Customer
As of and for the year ended	Fixed	Long	Communication	Other
December 31, 2005	Telephony	Distance	and Data	Subsidiaries	Eliminations	Total

	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Operating revenues	501,196,362	79,090,024	87,981,724	17,780,210	(105,338,403)	580,709,917
Revenues	441,475,550	57,972,200	78,214,055	3,048,112	-	580,709,917
Intercompany transactions	59,720,812	21,117,824	9,767,669	14,732,098	(105,338,403)	-

Operating expenses	(439,020,181)	(73,158,518)	(73,476,828)	(16,969,988)	109,011,804	(493,613,711)
Salaries	(59,678,016)	(2,620,494)	(10,574,801)	(6,204,145)	-	(79,077,456)
Services	(144,409,010)	(44,754,707)	(19,573,770)	(9,143,871)	-	(217,881,358)
Depreciation	(176,167,515)	(10,624,575)	(9,691,946)	(170,861)	-	(196,654,897)
Intercompany transactions	(58,765,640)	(15,158,742)	(33,636,311)	(1,451,111)	109,011,804	-

Operating income, net	62,176,181	5,931,506	14,504,896	810,222	3,673,401	87,096,206

Non-operating income	11,743,405	938,800	111,419	9,138	-	12,802,762
Financial income	7,640,252	284,318	51,674	8,534	-	7,984,778
Other non-operating income	4,103,153	654,482	59,745	604	-	4,817,984
Non-operating expenses	(42,608,342)	(948,688)	(610,672)	(26,561)	-	(44,194,263)
Financial expenses	(29,483,682)	(4,094)	(7,131)	(6,319)	-	(29,501,226)
Other non-operating expenses	(13,124,660)	(944,594)	(603,541)	(20,242)	-	(14,693,037)
Price-level restatement	5,504,385	(1,734,388)	(737,319)	(131,799)	-	2,900,879

Intercompany transactions	1,607,125	1,114,493	853,692	98,091	(3,673,401)	-

Non-operating income, net	(23,753,427)	(629,783)	(382,880)	(51,131)	(3,673,401)	(28,490,622)

Income (loss) before income taxes	38,422,754	5,301,723	14,122,016	759,091	-	58,605,584

Income taxes	(26,374,628)	(3,740,217)	(3,343,950)	66,623	-	(33,392,172)
Minority interest	-	-	-	(30,092)	-	(30,092)

Net income	12,048,126	1,561,506	10,778,066	795,622	-	25,183,320

TOTAL ASSETS	1,747,920,474	173,984,891	111,260,730	11,342,784	(335,708,527)	1,708,800,352

CAPITAL EXPENDITURES	63,290,626	3,095,592	5,196,016	3,258	480,470	72,065,962

DEPRECIATION AND
AMORTIZATION	178,361,803	12,830,208	9,691,946	170,860	480,470	201,535,287

GOODWILL	-	14,733,725	1,231,572	2,486,032	-	18,451,329

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (continued)

d) Reclassifications to US GAAP

(i) Income Statement

Certain reclassifications would be made to the Chilean GAAP income statement in order to present US GAAP amounts. Certain other non-operating income and expense, such as restructuring cost, account receivable bad debt expenses, depreciation and write- off of out of service property, lawsuit indemnities and provisions, indemnities and supplier fines would be included in operating income. Equity participation in income or losses of related companies included in non-operating income and the income from discontinued operation related to Telefónica Móvil de Chile S.A. in accordance with US GAAP is presented net.

	Year ended December 31, 2003

			US GAAP	US GAAP
	Chilean GAAP	Reclassification	Adjustment	Presentation

	ThCh$	ThCh$	ThCh$	ThCh$
Operating income	122,498,406	(35,339,961)	2,634,940	89,793,385
Non-operating expenses	(80,782,993)	31,967,940	(6,002,919)	(54,817,972)
Income tax expense for continuing operations	(30,804,819)	(2,174,512)	14,950,153	(18,029,178)
Minority interest	(149,425)	-	(50,345)	(199,770)
Participation in income of related companies, net	-	722,900	(478,162)	235,738

Net income from continuing operations	10,761,169	(4,823,633)	11,053,667	16,991,203
Income from discontinued operations
net of taxes and minority interest (See Note 37 I paragraph (t))	-	4,823,633	8,074,346	12,897,979

Net income	10,761,169	-	19,128,013	29,889,182

	Year ended December 31, 2004

			US GAAP	US GAAP
	Chilean GAAP	Reclassification	Adjustment	Presentation

	ThCh$	ThCh$	ThCh$	ThCh$
Operating income	102,702,971	(19,249,648)	(4,231,657)	79,221,666
Non-operating expenses, net	285,078,996	28,340,697	(358,611,464)	(45,191,770)
Income tax expense for continuing operations	(64,641,434)	(1,387,686)	53,807,621	(12,221,500)
Minority interest	(293,227)	-	-	(293,227)
Participation in income of related companies, net	-	562,168	-	562,168

Net income from continuing operations:	322,847,306	8,265,531	(309,035,500)	22,077,337
Loss from discontinued operations
net of taxes and minority interest (See Note 37 I paragraph (t))	-	(8,265,531)	6,969,471	(1,296,060)

Net income	322,847,306	-	(302,066,029)	20,781,277

	Year ended December 31, 2005

			US GAAP	US GAAP
	Chilean GAAP	Reclassification	Adjustment	Presentation

	ThCh$	ThCh$	ThCh$	ThCh$
Operating income, net	87,096,206	(7,648,411)	962,387	80,410,182
Non-operating expenses, net	(28,490,622)	5,968,552	7,050,439	(15,471,631)
Income tax expense	(33,392,172)	-	12,439,680	(20,952,492)
Minority interest	(30,092)	-	-	(30,092)
Participation in income of related companies, net	-	1,679,859	-	1,679,859

Net income from continuing operations:	25,183,320	-	20,452,506	45,635,826
Income from discontinued operations
net of taxes and minority interest (See Note 37 I paragraph (t))	-	-	-	-

Net income	25,183,320	-	20,452,506	45,635,826

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (continued)

Prior year reclassification amounts have been revised to reclassify all items which relate to the categories mentioned above to discontinued operations when Telefónica Móvil de Chile S.A. amounts had been included in prior years.

(ii) Balance sheet

Consolidated condensed balance sheet prepared in accordance with US GAAP:

	As of December 31,

	2004	2005

	ThCh$	ThCh$

Current assets	437,643,621	314,925,780
Property, plant, and equipment	3,725,972,834	3,736,633,023
Accumulated depreciation of property, plant and equipment	(2,288,729,962)	(2,428,252,273)

Property, plant, and equipment, net	1,437,242,872	1,308,380,750
Goodwill, net	24,915,823	24,915,823
Other assets	67,044,217	62,617,930

Total assets	1,966,846,533	1,710,840,283

Current liabilities	361,154,591	335,345,571
Long-term liabilities	709,234,263	568,750,109
Minority interest	1,689,947	1,635,731
Shareholders’ equity	894,767,732	805,108,872

Total Liabilities and Shareholders’ equity	1,966,846,533	1,710,840,283

The Company has the following unused lines of credit outstanding as of December 31, 2005:

Million
Ch$
Bank Chile	500
Bank Crédito e Inversiones	500

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (continued)

e) Cash flows:

(i) Information for inclusion in the statement of cash flows required by US GAAP is as follows:

	For the years ended December 31,

	2003	2004	2005

	ThCh$	ThCh$	ThCh$
OPERATING ACTIVITIES

Cash provided by operating activities under Chilean GAAP	301,925,099	229,908,577	221,612,844
Adjustment for sale Telefónica Móvil de Chile S.A.	-	(938,927)	-

Cash provided by operating activities under US GAAP	301,925,099	228,969,652	221,612,844

INVESTING ACTIVITIES:

Cash provided by investing activities under Chilean GAAP	(106,136,010)	786,750,902	(86,438,532)
Sale of other investments	2,041,949	-	-
Purchase of investments	(327,518)	-	-
Adjustment for sale Telefónica Móvil de Chile S.A.	-	1,266,443	-

Cash used in investing activities under US GAAP	(104,421,579)	788,017,345	(86,438,532)

FINANCING ACTIVITIES:

Cash used in financing activities under US GAAP	(182,416,402)	(882,678,601)	(201,169,876)

	As of December 31,

	2003	2004	2005

	ThCh$	ThCh$	ThCh$

Cash	20,540,092	8,142,844	6,292,104
Time deposits	5,710,877	55,051,695	84,968,946
Other deposit instruments (*)	8,815,339	99,604,589	4,000,510

Total cash and cash equivalents	35,066,308	162,799,128	95,261,560

Effect of inflation on cash and cash equivalents (**)	(537,361)	(6,575,576)	(1,542,004)

(*) These items consist of investments made for cash management purposes with original maturities of less than three months.

(**) These balances represent the net impact on cash and cash equivalents for the year resulting from the application of price level restatement.

(ii) Supplementary Cash Flow information:

	For the years ended December 31,

	2003	2004	2005

	ThCh$	ThCh$	ThCh$

Interest paid	69,453,356	63,393,973	31,490,005
Income taxes paid	8,261,100	15,033,665	15,294,083
Plant and equipment acquired by assuming directly related
long-term debt or entering into capital leases	77,707	62,603	57,219

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (continued)

(iii) Maturities of debt:

The following payments of bank borrowings (short term obligations and short-term portion of long-term obligation) and long-term debt, including capital leases and current maturities, are scheduled to be paid during each of the years indicated:

	As of December 31, 2005

	Capital Leases	Other	Total
		Obligations

	ThCh$	ThCh$	ThCh$

2006 including accrued interest	40,670	169,755,719	169,796,389
2007	29,263	1,283,915	1,313,178
2008	29,263	78,158,915	78,188,178
2009	29,263	103,783,915	103,813,178
2010	29,263	65,184,365	65,213,628
2011 and thereafter	234,104	83,936,541	84,170,645

Total	391,826	502,103,370	502,495,196

The present value of net long-term minimum lease payments totaled ThCh$ 241,782 as of December 31, 2005. The imputed interest totals ThCh$ 150,044.

(iv) Revenues from operating leases:

The Company records leasing operations in the fixed telephony and corporate communications and data transmission businesses. Revenues from leasing operations mainly consist of (i) fixed telephony equipment rental, (ii) PABX equipment rental and (iii) equipment rental to corporate clients. The contractually agreed expected lease revenue for the next 5 years is the following:

2006	2007	2008	2009	2010

ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

9,546,559	4,164,719	2,202,152	813,744	344,779

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (continued)

f) Disclosure regarding the fair value of financial instruments and derivative financial instruments:

In accordance with SFAS No. 107, “Disclosures about Fair Value of Financial Instruments”, information is provided about the fair value of certain financial instruments for which it is practicable to estimate that value.

For the purpose of SFAS No. 107, the estimated fair value of financial instruments is the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced sale or liquidation.

There are certain limitations inherent in the fair value data since while the data represents management’s best estimate, the data is subjective, involving significant estimates regarding current economic and market conditions. The methods and assumptions used to estimate the fair values are as follows.

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

For the Company’s long-term fixed rate debt, the contractual cash flows were discounted at prevailing interest rates at the balance sheet dates.

The estimated fair values of the Company’s financial instruments compared to the carrying values under US GAAP are as follows:

	As of December 31,

	2004		2005

	Carrying	Fair	Carrying	Fair
	Amount	Value	Amount	Value

	ThCh$	ThCh$	ThCh$	ThCh$
Assets:
Cash and cash equivalents	162,799,128	162,799,128	95,261,560	95,261,560
Marketable securities	27,914,956	27,914,956	15,750,407	15,750,407
Accounts and notes receivable (net) and other	186,596,817	186,596,817	158,121,590	158,121,590
Other current assets	61,073,293	61,073,293	46,856,694	46,856,694
Liabilities:
Current maturities of long-term debt	131,255,252	131,642,045	169,796,389	169,492,188
Accounts payable and accrued liabilities	143,065,552	143,065,552	117,166,715	117,166,715
Bank borrowings (long-term) and long-term debt	485,189,705	479,525,727	332,525,159	332,491,220
Derivatives	39,808,093	39,808,093	28,426,348	28,426,348

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

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (continued)

Disclosure regarding interest capitalization:

	For the years ended December 31,

	2003	2004	2005

	ThCh$	ThCh$	ThCh$

Interest cost incurred	65,036,593	55,999,390	29,501,226
Interest capitalized under US GAAP	7,130,448	3,705,365	3,440,187

g) Marketable Securities

Under US GAAP, marketable securities are accounted for under SFAS 115 “Accounting for Certain Investments in Debt and Equity Securities”. This standard requires investments to be accounted for as follows: (1) Held-to-maturity securities, which are defined as debt securities that a Company has a positive intent and ability to hold to maturity, are reported at amortized cost, (2) Trading securities, which are defined as those that are bought and held principally for the purpose of selling them in the near term, are reported at fair value with unrealized gains and losses included in earnings, and (3) Available-for-sale securities, which include securities not classified in either of the other two categories, are reported at fair value with unrealized gains and losses excluded from earnings and included as a separate component of shareholders’ equity,

Under Chilean GAAP, the Company presents marketable securities at the lower of cost plus indexation adjustment or market. Under US GAAP, these investments would be considered available-for-sale and be presented at fair value with unrealized gains and losses included as a separate component in shareholders’ equity.

Marketable securities as of each year-end are as follows:

	As of December 31,

	2004	2005

	ThCh$	ThCh$

Cost plus accrued indexation and interest	27,061,316	15,747,311
Unrealized gain on marketable securities	853,640	3,096

Fair value	27,914,956	15,750,407

h) Employee Benefit Plans

(i) Employee Benefits:

Employee pension and health insurance benefits are provided by independent pension funds and health-insurance companies, which are funded by employees’ contributions. The Company has no responsibility as an employer to make payments under these plans, other than to withhold amounts from employees’ salaries.

Until December 2003, most of the employees of the Company had a right to receive staff severance indemnity pay in case of voluntary or involuntary severance. This severance indemnity is generally equal to 40 days of remuneration for every year of service, based on the last salary paid for all employees. During 2003 and 2004, the Company and the employee syndicates negotiated a change in the plan. According to the agreement entered between both parties, the previous plan is “frozen” and accrual of staff severance indemnities does not continue after December 31, 2003. Employees will have a right to payment of severance indemnity similar to that regulated by the Chilean Labor Code, which restricts voluntary termination and is equal to 30 days remuneration for each

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (continued)

year of service, based on the last salary paid, with a limit of 11 years of service, with the exception that his regulatory limit does not exist for employees that were hired prior to December 31, 2003.

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

An analysis of the changes in the accrued amounts for staff severance indemnities during the year ended December 31, 2004 and 2005 is as follows.

	Pension Benefits
	as of and for the years ended
	December 31,

	2004	2005

	ThCh$	ThCh$
Change in Benefit Obligation
Benefit obligations at January 1 at restated values	(30,903,530)	(34,043,973)
Price-level adjustment	753,745	1,182,996
Benefit obligation at January 1 at historic value	(30,149,785)	(32,860,977)
Service cost	(4,624,780)	(4,068,566)
Interest cost	(2,163,247)	(1,807,354)
Actuarial (gain) loss	(5,525,824)	1,808,682
Divestiture	300,440	-
Benefits paid	8,119,223	1,813,421

Benefit obligations	(34,043,973)	(35,114,794)

Amounts recognized in the statement of financial position consist of:
Accrued benefit cost	(34,043,973)	(35,114,794)
Intangible assets	1,435,201	672,506

Net liability recorded under US GAAP	(32,608,772)	(34,442,288)

Assumptions used in actuarial calculation
Discount rate	5.5%	5.5%
Rate of compensation increase	1.5%	1.5%
Mortality (as per table)	RV-85	RV-85
Turnover	2.34%	2.34%

Components of net periodic benefit cost
Interest cost	(2,163,247)	(1,807,354)
Service cost	(4,624,780)	(4,068,566)
Amortization of prior service cost	(388,837)	(762,694)
Actuarial (gain) loss	(4,772,079)	1,808,682

Net periodic benefit cost	(11,948,943)	(4,829,932)

The accumulated benefit obligation as of December 31, 2005 amounts to ThCh$ 34,191,185.

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (continued)

Following is a schedule of estimated pay-out of indemnities benefits in each of the next five years:

As of December
31, 2005

ThCh$

2006	1,631,383
2007	1,876,264
2008	2,157,904
2009	2,482,301
2010	2,854,080
Thereafter	55,632,044

(ii) Corporate Restructuring and Activity Value Analysis Project:

During the months of May and November 2004, the Company carried out a headcount reduction process which involved employees of Compañía de Telecomunicaciónes de Chile S.A. and its subsidiaries. This process, originated charges to income from severance payments and other costs for a total amount of ThCh$ 6,449,256.

i) Early extinguishments of debt

As of January 1, 2002, the Company adopted SFAS No. 145, “Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections”. Among other items, this Statement rescinds FASB Statement No, 4, “Reporting Gains and Losses from Extinguishments of Debt”. As a result, early extinguishments of debt are no longer reported as extraordinary items but are included in income from continuing operations. For the years ended December 31, 2003 and 2004 the Company extinguished bank loans, repurchased bonds in the national and international markets and the renegotiated of loans, obtaining reduced interest rates and extended maturities. This resulted in losses of approximately ThCh$ 4,923,117 and ThCh$ 6,919,414 for the years ended December 31, 2003 and 2004, respectively.

j) Advertising Cost

The Company expenses advertising costs as incurred, Consolidated advertising costs for the years ended December 31, 2003, 2004 and 2005 were ThCh$ 24,001,270, ThCh$ 18,215,285 and ThCh$ 9,713,189, respectively.

k) Intangibles

The annual amortization expense expected for the years 2006 through 2010 is as follows:

Amortization expense	ThCh$
2006	4,394,321
2007	3,989,641
2008	3,815,436
2009	2,147,628
2010	1,747,448

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (continued)

l) Recent accounting pronouncements

(i) In February 2006 The FASB issued SFAS 155, “Accounting for Certain Hybrid Financial Instruments - an amendment of FASB Statements No. 133 and 140”. The new statement:

a) permits fair value re-measurement of any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation;

b) clarifies which interest-only strips and principal-only strips are not subject to the requirements of SFAS 133, “Accounting for Derivative Instruments and Hedging Activities”;

c) establishes a requirement to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation;

d) clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives; and

e) amends SFAS 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities”, to eliminate the prohibition on a qualifying special-purpose entity from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument.

SFAS 155 generally is effective for all financial instruments acquired or issued after the beginning of an entity’s first fiscal year that begins after September 15, 2006. The Company does not anticipate that the adoption of this statement will have a material effect on its financial position, results of operations or cash flows.

(ii) On November 2, 2005, the FASB issued Financial Staff Position (“FSP”) FAS 115-1 and FAS 124-1, The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments, which nullifies certain requirements of Emerging Issues Task Force Issue (“EITF”) No. 03-1, The Meaning of Other-Than Temporary Impairment and Its Application to Certain Investments” and supersedes EITF Abstracts Topic No. D-44, Recognition of Other-Than-Temporary Impairment Upon the Planned Sale of a Security whose Cost Exceeds Fair Value. The guidance in this FSP shall be applied to reporting periods beginning after December 15, 2005. The Company does not expect the adoption of this guidance will have a material effect on its financial position, results of operations or cash flows.

(iii) In May 2005, the FASB issued Statement No. 154, Accounting Changes and Error Corrections - a replacement of APB Opinion No. 20 and FASB Statement No. 3 (“SFAS No. 154”). SFAS No. 154 requires retrospective application to prior periods’ financial statements of changes in accounting principles, unless impracticable. The statement defines retrospective application as the application of a different accounting principle to prior accounting periods as if that principle had always been used and redefines restatement as the revising of previously issued financial statements to reflect the correction of an error. SFAS No. 154 also requires that retrospective application of a change in accounting principle be limited to the direct effects of the change. Indirect effects of a change in accounting principle should be recognized in the period of the accounting change. The new standard is effective for accounting changes made in fiscal years beginning after December 15, 2005. The Company does not anticipate that the adoption of this standard will have a material effect on its financial position, results of operations or cash flows.

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (continued)

2005
Schedule II - Valuation and Qualifying Accounts
(in thousands of constant Chilean pesos of December 31, 2005)

	Balance at	Charged to			Balance at
	beginning of	costs			end of
	period	and expenses	Deductions	Other (1)	period

	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

December 31, 2003	97,921,742	31,501,107	28,912,008		100,510,841
Allowance for doubtful accounts	96,001,592	29,175,970	27,589,810		97,587,752
Allowance for obsolescence	1,920,150	2,325,137	1,322,198		2,923,089

December 31, 2004	100,510,841	29,971,987	23,840,719	15,444,754	91,197,355
Allowance for doubtful accounts	97,587,752	28,688,670	22,922,108	12,893,109	90,461,205
Allowance for obsolescence	2,923,089	1,283,317	918,611	2,551,645	736,150

December 31, 2005	91,197,355	16,319,575	43,133,762	-	64,383,168
Allowance for doubtful accounts	90,461,205	15,588,664	42,771,384	-	63,278,485
Allowance for obsolescence	736,150	730,911	362,378	-	1,104,683

(1)	This amount represents the allowances for doubtful accounts and inventory obsolescence transferred in the sale of Telefónica Móvil de Chile S.A.