Form 20-F
period 2006-12-31
TELECOMMUNICATIONS CO OF CHILE
filed 2007-04-13
CIK 863614

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)
REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF
THE SECURITIES EXCHANGE ACT OF 1934
OR
ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2006
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

i

CERTAIN TERMS AND CONVENTIONS

     All references to “Chile” or the “Republic” are references to the Republic of Chile. All references to the “Government” are references to the Government of Chile. Unless otherwise specified, all references to “Telefónica Chile” or the “Company” are references to Compañía de Telecomunicaciones de Chile S.A., a publicly held stock corporation (sociedad anónima abierta) organized under the laws of Chile, and its subsidiaries. All references to “Telefónica” are references to Telefónica S.A., a publicly held stock corporation organized under the laws of the Kingdom of Spain, that owned, directly and indirectly, 44.9% of our ordinary shares at December 31, 2006. All references to “Telefónica Group” are references to Telefónica and its Latin American subsidiaries, including Telefónica Chile.

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

PRESENTATION OF FINANCIAL INFORMATION

     This Annual Report contains the audited consolidated balance sheets of Compañía de Telecomunicaciones de Chile S.A. and its Subsidiaries as of December 31, 2006 and 2005 and the related consolidated statements of income, shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2006 (collectively, the “Audited Consolidated Financial Statements” or “Financial Statements”), which were audited by Ernst & Young and, for the year 2004, by Deloitte & Touche Sociedad de Auditores y Consultores Ltda. The Audited Consolidated Financial Statements have been prepared in accordance with Chilean GAAP, which differs in certain significant respects from U.S. GAAP. See Note 37 to the Audited Consolidated Financial Statements of the Company, included elsewhere in this Annual Report, for a description of the principal differences between Chilean GAAP and U.S. GAAP as they relate to the Company and a reconciliation to U.S. GAAP of net income and shareholders’ equity for the periods and as of the dates covered thereby. As required by Chilean GAAP, the Company publishes its financial statements in Chilean pesos that are adjusted to reflect changes in purchasing power due to inflation. In accordance with the Securities and Exchange Commission rules and regulations, such price-level restatement has not been eliminated in the U.S. GAAP reconciliation of net income and shareholders’ equity. Unless otherwise specified, financial data regarding the Company is presented herein in constant Chilean pesos of December 31, 2006 purchasing power. See Note 2(e) to the Audited Consolidated Financial Statements of the Company.

     Merely for the convenience of the reader, translations of certain amounts into dollars at a specified rate have been included. Unless otherwise specified, or unless the context otherwise requires, the U.S. dollar equivalent for information in Chilean pesos is based on the exchange rate (the “Observed Exchange Rate”) reported by Banco Central de Chile (the “Central Bank”) that is computed, for any date, by averaging the exchange rates of the previous business day’s transactions in Chile’s Mercado Cambiario Formal (the “Formal Exchange Market”). On January 2, 2007, the Central Bank reported that the Observed Exchange Rate with reference to December 29, 2006, the last business day in 2006 for which an exchange rate was reported, was Ch$532.39 = US$1.00. Telefónica Chile does not represent that the Chilean peso or U.S. dollar amounts in this Annual Report actually represent, or could have been or could be converted into U.S. dollars or Chilean pesos, as the case may be, at the rates indicated, or at any particular rate or at all. See “Item 3. Key Information—Exchange Rates” for information regarding historical rates of exchange in Chile from January 1, 2002. Unless otherwise specified, references to the devaluation or the appreciation of the Chilean peso against the U.S. dollar are in nominal terms (without adjusting for inflation), based on the Observed Exchange Rates for the relevant period.

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

  political, economic and demographic developments in Chile; and

  other risks and uncertainties, some of which are described in more detail in “Item 3. Key Information— Risk Factors,” “Item 4. Information on the Company” and “Item 5. Operating and Financial Review and Prospects.”

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

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

     Not applicable.

ITEM 3. KEY INFORMATION

A. Selected Financial Data

     The following table presents selected financial data as of December 31, 2006 and the four previous years. The Consolidated Financial Statements were prepared in accordance with Chilean GAAP, which differs in certain significant respects from U.S. GAAP. Note 37 to the Audited Consolidated Financial Statements provides a summary of significant differences between Chilean GAAP and U.S. GAAP as they relate to us, including the impact of such differences on our net income and shareholders’ equity. Net income and shareholders’ equity in U.S. GAAP are also included in the selected financial data as a reference. The selected financial data should be read in conjunction with the Audited Consolidated Financial Statements and notes thereto, “Item 5. Operating and Financial Review and Prospects” and other financial information included herein.

     The following selected consolidated financial data was affected by certain changes in our corporate structure during the years presented. In particular, the data for 2004 reflects the divestiture and deconsolidation of our mobile subsidiary Telefónica Móvil as it was sold in July 2004, and also reflects the deconsolidation of the information system subsidiary, Sonda, since August 2002. On September 26, 2002, the Company entered an agreement to sell 25% of its 60% ownership of Sonda. The Company’s remaining 35% ownership of Sonda was recognized under the equity method until August 2003, when the Company sold its remaining interest in Sonda.

	2002	2003	2004	2005	2006	2006

	(in millions of constant Chilean pesos as of December 31, 2006, except ratios)					(in millions of
						U.S. dollars)
Statement of Operations Data:
Chilean GAAP
Operating Revenues	942,950	881,227	743,471	592,904	577,204	1,084.2
Operating Costs and Expenses	(657,245)	(570,266)	(470,120)	(380,888)	(373,025)	(700.7)
Administrative and Selling Costs	(142,809)	(185,890)	(168,491)	(123,091)	(121,555)	(228.3)
Operating Results	142,896	125,071	104,860	88,925	82,624	155.2
Interest Income	18,277	7,673	9,822	8,152	4,437	8.3
Interest Expense, Net of Capitalized
Interest	(89,215)	(66,402)	(57,175)	(30,121)	(19,480)	(36.6)
Price Level Restatement and Exchange
Differences(1)	(9,803)	689	9,501	2,962	666	1.3
Other non-operating income net(7)	(51,428)	(24,440)	328,918	(10,082)	(15,335)	28.8
Income before Income Taxes	10,727	42,592	395,925	59,836	52,911	99.4
Income Tax	(29,256)	(31,452)	(65,999)	(34,093)	(29,600)	(55.6)
Net Income (loss)	(19,365)	10,987	329,627	25,712	23,353	43.9
Dividends Paid(2)	1,486	18,123	670,459	118,172	25,340	47.6
Chilean GAAP earnings (loss) per
Share(3)	(20.23)	11.48	344.38	26.86	24.40	0.05
Earnings per ADS(4)	(80.92)	45.92	1,377,52	107.44	97.59	0.18
Dividends per Share(5)	1.55	18.93	700.47	123.46	26.47	0.05
Dividends per ADS(4)	6.20	75.74	2,801.88	493.86	105.90	0.20
Weighted Average Number of Shares
Outstanding	957,157,085	957,157,085	957,157,085	957,157,085	957,157,085

	2002	2003	2004	2005	2006	2006

	(in millions of constant Chilean pesos as of December 31, 2006, except ratios)					(in millions of
						U.S. dollars)
Statement of Operations Data:
U.S. GAAP
Net Income (loss) in accordance with
U.S. GAAP	31,743	30,517	21,218	46,594	40,695	76.4
Net income (loss) from continuing
operations*	15,512	17,348	22,541	46,594	40,695	76.4
Net income (loss) from discontinuing
operations*	16,230	13,169	(1,323)	-	-	-
Number of Shares	957,157,085	957,157,085	957,157,085	957,157,085	957,157,085
Net Income (loss) in accordance with
U.S. GAAP per Share	33.16	31.88	22.17	48.68	42.52	-
Net Income (loss) from continuing
operations per Share	16.21	18.12	23.55	48.68	42.52	-
Net Income (loss) from discontinuing
operations per Share	16.96	24.74	(1.38)	-	-	-
Balance Sheet Data:
Chilean GAAP
Current Assets	488,808	456,103	446,719	324,992	296,291	556.5
Property, Plant and Equipment, net	2,123,334	1,983,943	1,462,746	1,327,808	1,229,591	2,309.6
Other Assets	331,738	265,010	94,581	94,254	90,894	170.7
Total Assets	2,943,880	2,705,056	2,004,046	1,747,054	1,616.776	3,036.8
Total Long-Term Debt (including Current
Maturities)(8)	1,232,438	909,545	592,637	512,919	401,590	754.3
Total Shareholders’ Equity	1,408,979	1,398,876	1,041,753	945,012	900,761	1,691.9
U.S. GAAP
Total Assets	2,963,298	2,730,730	2,008,450	1,746,768	1,624,487	3,051.3
Shareholders’ Equity	1,264,373	1,273,111	913,558	822,016	797,013	1,497.5
Paid in Capital	806,464	931,859	931,859	931,859	890,895	1,673.4
Other Data:
Capital Expenditures(6)	154,592	149,659	86,037	77,985	109,003	204.7
________________________________________
*
The Company has revised its amounts previously presented under US GAAP to reclassify its discontinued operations for the sale of Telefónica Móvil de Chile S.A. in 2004. These revised numbers are unaudited. Under Chilean GAAP, we are not required to restate or reclassify financial information presented in previous years to reflect significant divestures. For purposes of U.S. GAAP, we are required to eliminate the results of operations of certain divested operations from those of our continuing operations in presenting our U.S. GAAP results. See Note 37 to the Consolidated Financial Statements.

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

     The following table sets forth the high, low, average and year-end Observed Exchange Rates for U.S. dollars for each year beginning with 2002 and for each of the past six months, as reported by the Central Bank. On April 11, 2007 the Observed Exchange Rate was Ch$534.93 = US$1.00.

	Observed Exchange Rates(1)
	(Ch$ per US$)

	Low(2)	High(2)	Average(3)	Period-End

Year ended December 31, 2002	641.75	756.56	688.24	718.61
Year ended December 31, 2003	593.10	758.21	691.54	593.80
Year ended December 31, 2004	557.40	649.45	609.51	557.40
Year ended December 31, 2005	509.70	592.75	559.77	512.50
Year ended December 31, 2006	511.44	549.63	530.28	532.39

Month ended October 31, 2006	524.12	537.63	530.95	524.75
Month ended November 30, 2006	523.34	530.61	527.44	527.69
Month ended December 31, 2006	524.78	534.43	527.58	532.39
Month ended January 31, 2007	532.39	545.18	540.51	544.49
Month ended February 28, 2007	535.29	548.67	542.05	540.07
Month ended March 31, 2007	535.36	541.95	538.45	539.21
Month ended April 11, 2007	534.93	539.69	537.05	534.93
________________________________________
Source: Central Bank and Reuters Data Base

(1) Reflects nominal pesos at historical values.

(2) Exchange rates are the actual high and low for each period.

(3) Corresponds to daily average rates during the period.

     Telefónica Chile does not represent that the Chilean peso or U.S. dollar amounts referred to herein actually represent the amounts that were, could have been or could be converted into U.S. dollars or Chilean pesos, as the case may be, at the rates indicated, at any particular rate or at all.

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

Risks Relating To Our Business

Regulation may adversely affect revenues in certain of Telefónica Chile’s businesses.

     Tariff regulation

     The Chilean Government has historically regulated local telephony services in Chile. The Comisión Resolutiva Antimonopolios (the “Chilean Antitrust Authority”, now known as the “Tribunal de Libre Competencia”), a Chilean government agency responsible for making certain determinations relating to competitive conditions in the telecommunications industry, has determined that Telefónica Chile is a dominant operator of local telephony in many areas of Chile. As a result, the Company is subject to tariff decrees that regulate certain rates and fees the Company can charge for such local telephony services in most of the country. In accordance with the telecommunications law, all the telecommunications operators are subject to regulation of their access charges (the charge to telecommunications operators for accessing another operator’s network) which have been set at different levels depending on the operator. Consequently, costs of accessing different operators’ networks differ. Regulatory changes in approved access charge rates may affect the revenues for local telephony and costs of interconnections to other local operators. Similarly, interconnections to local operators represent costs for the long-distance and mobile businesses.

     Tariff regulation may have a significant impact on Company revenues and its ability to compete in the marketplace, as the Company is required to charge the same tariff to all clients in a designated tariff area. See “Item 4. Information on the Company—Business Overview—Licenses and Tariffs.” In 2006, approximately 31% of Company revenues (including fixed charge, variable charge, access charges and public telephony) were from regulated business activities. The application of the local telephone tariffs, defined by Tariff Decree No. 169 for the period 2004-2009, resulted in a minor impact in the 2004 and 2005 financial statements of Telefónica Chile. In contrast, the introduction of Tariff Decree No. 187 in May 1999 resulted in a reduction of approximately 25% in regulated revenues per line in the first year. Since 1999, the Company has sought administrative relief to correct what it believes are certain errors and illegalities in Tariff Decree No. 187. Upon denial of such relief, and having exhausted the administrative recourses available to it, in March 2002, Telefónica Chile filed a civil lawsuit for damages against the State of Chile, which is currently pending. The Company can give no assurance that future tariff decrees for fixed telephony will not have a material adverse effect on the results of operations or financial position, as such future tariff decrees could cause alterations in demand or traffic volume, or changes in the timing of traffic distribution from more expensive to less expensive time slots.

     Other regulations

     New regulations or changes in the existing regulatory model may adversely affect the Company’s businesses. For instance, in 2006, the Undersecretary of Telecommunications, or Subtel, initiated a process of public inquiry for new regulations relating to IP telephony over broadband. The Company has participated in the public inquiry process and together with other industry operators, has presented its opinion to this proposal. See “Item 4. Information on the Company—Business Overview—Licenses and Tariffs.” No assurance can be given that the outcome of this or future regulations will not have a material adverse effect on the Company’s results or financial position.

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

Telefónica Chile faces intense competition.

     Telefónica Chile faces intense competition in every aspect of its business, ranging from existing operators to new entrants. In addition, consolidation is leading to greater levels of competition.

     As part of recent M&A activity underway, primarily in the cable operator business, two leading companies have merged, and now have approximately 90% market share of the paid television market, while also becoming a relevant player in broadband and fixed telephony. Meanwhile, in the mobile telephony business, Telefónica Móviles (TEM) acquired Bellsouth in Chile and the mobile subsidiary of Telefónica Chile. There was also an increase in competition with the entry of new operators in the market, primarily in the long-distance and data transmission businesses, such as the Mexican operator Telmex after acquiring a long-distance carrier and a data transmission operator and additionally, through América Móvil (a Telmex affiliate) entered the local mobile market by acquiring the operator Smartcom, and the change in ownership of Entel which also competes in both markets. Similarly, in September 2005, the local data transmission operator, GTD, acquired the local fixed operator Manquehue. See “Item 4. Business Areas—Market and Competition.”

     In the fixed local telephony market, Telefónica Chile competes with both mobile telephony and other fixed and cable telephony operators, which are not subject to the same tariff regulations as the Company and therefore may compete with different conditions. The Company’s market share has declined from 82% in 2000 to 68% in 2006. In the long-distance services market, Telefónica Chile competes with fifteen other long-distance operators and with mobile telephone operators in the domestic long-distance market. As a result, the Company has faced intense pricing pressure and a decreasing trend in traffic, which may result in further price decreases and market share losses in the future. During 2006, rates for domestic long distance services increased by 3.0% and rates for international long distance services decreased by 9.3% compared to rates as of December 31, 2005. Telefónica Chile also faces increasing competition in broadband services. The development of new technologies, such as wireless accesses like Wi Max or 3G, would increase competition in the market. See “Item 4. Business Areas—Market and Competition.” Increased competition or the entrance of new competitors could adversely affect the Company’s results of operations, financial condition or prospects.

     Changes in technology could affect Telefónica Chile in ways it cannot predict.

     The telecommunications industry as a whole has traditionally been, and is likely to continue to be, subject to rapid and significant changes in technology and the related introduction of new products and services. Although the Company believes that for the foreseeable future, existing and developing technologies will not materially adversely affect the viability or competitiveness of its telecommunications business, there can be no assurance as to the effect of such technological changes on the Company or that the Company will not be required to expend substantial financial resources on the development or implementation of new competitive technologies.

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

     Recent trends seen outside of Chile have shown an increased use of IP technology as a substitute for traditional voice services, at lower prices. The Telecommunications Law in Chile requires a regulation to be defined for these services to be offered to the public. Additionally, in 2006, Subtel initiated a process of public inquiry for new regulations relating to IP telephony over broadband. The Company has participated in the public inquiry process, together with other industry operators, and has presented its opinion about the proposal. See “Item 4. Information on the Company—Business Overview—Licenses and Tariffs.” Nevertheless, the use of this technology may serve as a substitute for the Company’s local and long-distance traffic together with pricing pressure.

     As a result, if the Company chooses to introduce any such new telephony products or services, it can give no assurance that the benefits of such new products and services will not be materially offset by declines in existing products and services offered by the Company or that it will be permitted to participate in that business.

     Labor relations may negatively impact Telefónica Chile.

     As of December 31, 2006, approximately 61% of the Company’s employees were union members. As of December 31, 2006, the Company had collective bargaining agreements in force with 22 unions.

     In June 2002, the Company experienced a work stoppage of 28 days that involved 3,445 employees and temporarily caused certain disruptions in the Company’s service to customers. Following the strike, the unions involved in the strike elected to invoke the provisions of Article 369 of the Chilean Labor Code, allowing them to freeze the conditions of the previous labor contract for a period of 18 months, without readjustment. In 2006, eight collective bargaining agreements were successfully negotiated with 21 unions representing 2,141 individuals. As part of the collective bargaining process, in 2006, the remaining employees subject to Article 369 after having applied it since 2002, terminated their claim and renewed their agreements with the Company.

     The Company has taken steps to maintain stable labor relations, such as the contracts for periods from two to three years that were signed after a succesful collective bargaining process, as well as the agreement between the Company and its employees in order to implement a new model of labor relations, which was designed to encourage a greater degree of participation and to address the interests of workers and management alike. However, the Company can provide no assurance that in the future it will be able to successfully negotiate new contracts on favorable terms, or that the unions involved in the negotiations will not choose to implement a labor strike or invoke Article 369 at such time.

     The passage of new outsourcing legislation may adversely affect our operating income.

     New outsourcing legislation took effect in January 2007 which requires certain persons that the Company had treated as outsourced independent contractors to be treated as employees and, therefore, be entitled to certain benefits to which employees are entitled as a matter of Chilean law. The Company estimates that approximately 800 persons that were formally independent contractors will be hired as internal employees between January and April 2007. We estimate that the financial impact of this change will not be material.

     Telefónica is the controlling shareholder of Telefónica Chile, and thus may determine the outcome of actions requiring shareholder approval.

     Telefónica Internacional Chile S.A. (“Telefónica Internacional Chile”) owns 44.89% of the shares of Telefónica Chile. Telefónica Internacional Chile is a 99.9% owned subsidiary of Telefónica Chile Holding B.V., which in turn is indirectly wholly owned by Telefónica. Consequently, Telefónica may have the ability to determine the outcome of any actions requiring shareholder approval. See “Item 10. Additional Information—Memorandum and Articles of Association—Shareholders’ Meetings and Voting Rights.” In addition, Telefónica’s equity stake in Telefónica Chile allows Telefónica to control the Company’s Board of Directors. In accordance with the Company’s Bylaws, at the General Annual Shareholders’ Meeting held on April 14, 2005, Telefónica elected five out of seven members of the Board of Directors.

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

     The Company has divested subsidiaries in the past years. See “Item 4. Information on the Company—History and Development of the Company—Divestures.” In July 2004, the Company sold its mobile subsidiary, which provided 29.2% of operating revenues in the year ended December 31, 2003, and generated Ch$13,467 million (historic value) in operating income during the same period. The sale of businesses results in the loss of their contributions to our operating results. No assurances can be given that the Company will or will not divest of additional businesses in the future or that such divestitures will or will not affect the Company’s results and access to financing. As a result, our historical consolidated financial results for and as of the end of periods ending on or prior to these transactions may not be indicative of our future operating and financial performance.

     We may not be successful in the development of new businesses or product innovation.

     The Company cannot assure the success of any new services, products or the development of new businesses in the telecommunications market or other markets, or their impact on the Company’s results. This includes the Company’s entrance into the paid television market in the year 2006.

     Certain considerations related to platforms located in other countries

     The Company operates in Chile and most of its systems and platforms are located within Chile. Nevertheless, the Company also relies on technical platforms and other equipments such as television up links located in Perú, as part of shared platforms within the Telefónica Group. As a result, the Company cannot assure that volatility or unfavorable economic, political and social conditions will not materially affect its ability to provide services.

     We may not be able to refinance our outstanding indebtedness.

     The Company’s total financial debt as of December 31, 2006 amounted to Ch$401,590 million (US$754.3 million), with an average maturity of 3.6 years. The Company’s main historical sources of liquidity have been its cash flows from operations, proceeds from borrowings and the issuance of equity. Although in the past Telefónica Chile has relied substantially on public debt issuances and bank loans to meet its financing requirements, in recent years its main sources of liquidity have been cash flow generated from operations and cash flow resulting from savings associated with the refinancing of certain loans and sale of assets. During 2006, the Company continued with debt reductions and the renegotiation of loans, lowering interest rates and extending maturities. These efforts have resulted in a stable level of maturities for the next five years, which are expected to be funded through cash flow generated from operations and refinancing. The Company cannot assure that it will be able to arrange any potential financing to fund these maturities along with capital expenditures and dividends on acceptable terms. Refinancing of debt or increased levels of debt could have negative effects that include: difficulties in obtaining future financing; reductions in credit ratings issued by rating agencies; restrictions over cash flows or operations imposed by lenders; higher rates and reduced flexibility to take advantage of or pursue other business opportunities.

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

     Our operations also rely on a stable supply of utilities. Given recent instability of those supplies, including the supply of gas from Argentina, we can not assure that future institutional instability will not impair our ability to procure required utility services in the future which could adversely impact our operations.

     Prolonged service interruptions could affect our business. We rely heavily on our network equipment, telecommunications providers, data and software to support all of our functions. We rely on our networks and the networks of others for substantially all of our revenues. We are able to deliver services only to the extent that we can protect our network systems against damage from power or telecommunications failures, computer viruses, natural disasters, unauthorized access, theft of copper wires from external networks and other disruptions. During 2006, Telefónica Chile’s networks were impacted due to an increase in thefts of copper cables. These thefts had to be absorbed into the investment plan by devoting approximately Ch$6,000 to replacing the affected networks. While we endeavor to provide for failures in the network by providing backup systems and procedures, we cannot guarantee that these backup systems and procedures will operate satisfactorily in an emergency. Should we experience a prolonged failure, it could seriously jeopardize our ability to continue operations. In particular, should a significant service interruption occur, our ongoing customers may choose a different provider, and our reputation may be damaged, reducing our attractiveness to new customers.

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

Risk Relating To Chile

     A downturn in the Chilean economy may adversely affect Telefónica Chile.

     Nearly all of Telefónica Chile’s customers are Chilean companies or individuals, and substantially all of Telefónica Chile’s operations are located in Chile. For these reasons, the results of the Company’s operations and its financial condition are sensitive to, and dependent upon, the level of economic activity in Chile. Historically, growth in the Chilean telecommunications industry has been tied to the state of Chile’s economy, particularly levels of consumer spending and demand. An economic slowdown may negatively affect the Company business by a decrease in demand and higher customer nonpayment levels.

     The Company can give no assurance that Chile’s economy will continue to grow in the future, nor can it give assurances that future developments in or affecting the Chilean economy will not impair its ability to proceed with its business plan or materially adversely affect its business, financial condition or results of operations.

     Developments in other emerging markets or in the global telecommunications market may adversely affect Telefónica Chile.

     Developments in the global telecommunications market and in other emerging markets, particularly in Latin America, may adversely affect the market for Telefónica Chile’s securities and the availability of foreign capital in Chile. The Company cannot predict whether events in other markets will adversely affect the price of, or market for, its securities.

     The Series A Common Stock of Telefónica Chile is a highly liquid stock in Chile, representing 3.3% of the local IPSA stock index, as of December 31, 2006. Therefore, the Company’s stock price is affected more rapidly and to a higher degree than most other Chilean stocks by upturns or downturns in the domestic and international markets.

     The Company can give no assurance that negative developments in Latin America or other emerging markets will not occur or that such negative developments would not adversely affect the securities markets in which the Company’s securities trade or affect the Company’s access to sources of financing.

     An increase in inflation may adversely affect Telefónica Chile.

     Chile has experienced high levels of inflation in the past, although inflation has decreased in recent years. High levels of inflation in Chile could adversely affect the Chilean economy and Telefónica Chile’s financial condition and results of operations. The rate of inflation as measured by changes in the Chilean consumer price index in the years 2002 , 2003, 2004, 2005 and 2006, was 2.8%, 1.1%, 2.4%, 3.7% and 2.6% respectively.

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

     Currency devaluations and foreign exchange fluctuations may adversely affect Telefónica Chile.

     Volatility of the value of the Chilean peso against the U.S. dollar could adversely affect the Company’s financial condition and results of operations. The Chilean peso has been volatile in the past, including an approximate 9.8% nominal devaluation against the U.S. dollar during 2002, but in 2003, 2004 and 2005 the peso recorded a nominal appreciation against the U.S. dollar of 17.4%, 6.1% and 8.1%, respectively, versus the prior year. During 2006, the peso experienced a nominal devaluation of 3.9% . The main drivers of the volatility in the exchange rate in recent years have been the substantial devaluations in other Latin American markets, mainly Brazil, as well as general uncertainty and trade imbalance in global markets. In 2003, 2004 and 2005 Chilean peso appreciation was driven by improvement in Chilean economic indicators together with weakness in the US dollar. The value of the Chilean peso against the U.S. dollar may continue to fluctuate significantly in the future. See “Item 3. Key Information-Selected Financial Data-Exchange Rates.”

     Historically, a significant portion of the Company’s indebtedness has been denominated in U.S. dollars, while a substantial part of its revenues and operating expenses has been denominated in pesos. If the peso’s value declines against the dollar, Telefónica Chile will need more pesos to repay the same amount of dollar-denominated debt. As a result, fluctuations in the Chilean peso to U.S. dollar exchange rate may affect the Company’s financial condition and results of operations. As of December 31, 2006, 66.7% of the Company’s interest-bearing debt was denominated in U.S. dollars and was fully hedged against exchange rate variations between the peso and the U.S. dollar through financial instruments such as forward exchange agreements and cross-currency swaps. The remaining 33.3% of the Company’s interest-bearing debt is UF or peso denominated and therefore not subject to exchange rate risk. The Company’s hedging policy against foreign exchange fluctuations is disclosed in “Item 11. Quantitative and Qualitative Disclosures About Market Risk—Risk of Variations in Foreign Currency Exchange Rates.”

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

     Foreign Exchange risks may adversely affect the U.S. dollar amount of dividends payable to holders of our ADSs.

     Chilean trading in the shares of the common stock underlying ADSs is conducted in pesos. Our depositary bank will receive cash distributions that we make with respect to the shares underlying the ADSs in pesos. The depositary will then convert such pesos to U.S. dollars at the then prevailing exchange rate to make dividend and other distribution payments in respect to ADSs. If the Chilean peso depreciates against the US dollar, the value of the ADSs and the distributions ADS holders receive from the depositary may decrease.

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

     Telefónica Chile is a corporation organized under the Chilean Corporations Law. Telefónica Chile was incorporated on November 18, 1930 and has a duration through August 10, 2068. The address and telephone numbers of the Company’s registered office and the Company’s agent in the United States are as follows:

Compañía de Telecomunicaciones de Chile S.A.	CT Corporation System

Avenida Providencia 111	111 Eight Avenue
Santiago, Chile	New York, New York 10011
Telephone: (562) 691 2020	Telephone: (800) 624 0909

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

     The Company’s July 1990 international offering of American Depositary Shares (“ADSs”) reduced Telefónica Internacional Chile’s ownership to 44.45% of the Company’s issued and outstanding capital stock. Subsequently, payments made by third parties for subscribed but unpaid shares further reduced Telefónica Internacional Chile’s ownership to 43.6% until 2003. In 1999, the Company launched its new brand name, “Telefónica CTC Chile.” After the purchase of an additional 1.3% in July 2004, as of December 31, 2005, Telefónica Internacional Chile’s ownership stake in the Company was 44.9%.

     In accordance with Chilean Decree-Law 3,500, the Company has amended its Estatutos (“Bylaws”) to prohibit any shareholder from owning more than 45% of Telefónica Chile’s capital stock in order to enable all Chilean pension fund managers (“AFPs”) to invest in Telefónica Chile.

     An extraordinary shareholders’ meeting held on April 20, 2006 approved the modification of the Company’s brand name to “Telefónica Chile”. The legal name of the Company has not changed.

     The Company’s website address is www.telefonicachile.cl.

Mergers, Acquisitions and New Subsidiaries

     During the last three years, Telefónica Chile has not participated in any merger or acquisition activities material to the business. However, during 2006, the Company reorganized its subsidiaries in the following manner:

  In January 2006, the ownership of Tecnonaútica was transferred from TIE to Telefónica Chile. Following this transfer, the Telefónica Chile direct subsidiary changed its name to TELEFONICA MULTIMEDIA and expanded its line of business to television.

  Also in January 2006, the ownership of TIE was transferred from Telefónica Empresas to Telefónica Chile.

  In November 2006, Telefónica Internet Empresas S.A. sold its participation in Telepeajes de Chile S.A to Telefónica Gestión de Servicios Compartidos de Chile, S.A. (“t-gestiona”), a Telefónica Chile’s subsidiary. Also on the same date, t-gestiona purchased a third party’s participation achieving 99.99% ownership of Telepeajes de Chile S.A.. Finally, Telepeajes de Chile S.A. changed its name to Instituto Telefónica Chile and a new and unique line of business in training was adopted.

  In March 2006, CTC Equipos was absorbed by Telefónica Chile.

     Also in March 2006, Telefónica Chile long distance subsidiaries, Telefónica Mundo and Globus, merged to form a new subsidiary called Telefónica Larga Distancia. In June 2006, as part of this merger process, a payment of Ch$674 million (historical) was made to 2,375 shareholders of Telefónica Mundo who exercised their right of withdrawal.

Divestitures

•
On July 3, 2000, the Company sold: (i) its 40% ownership interest in cable TV operator Metrópolis Intercom; (ii) 100% of its wholly owned subsidiary Compañía de Telecomunicaciones de Chile— Plataforma Técnica Red Multimedia S.A., which provided installation and maintenance services for the cable TV network; and (iii) the cable TV network. The sales price for the entire transaction amounted to the Chilean peso equivalent of US$270 million, of which Ch$165,290 million, the equivalent of US$250 million, was paid on October 2, 2000 and the remaining Ch$15,693 million (historic value), equivalent to US$20 million, was paid on July 4, 2005.

•
On March 24, 2004, Telefónica Chile agreed to sell its 9% ownership interest in Publiguías to Telefónica Publicidad e Información S.A. (TPI), a subsidiary of Telefónica S.A. (Spain). The sale agreement was signed on April 26, 2004 for a sale price of US$14.8 million, equivalent to Ch$9,781 million. The transaction resulted in a positive impact of Ch$5,358 million after taxes (US$8.9 million) on the Company’s financial results in 2004.

•
On May 18, 2004, the Board of Directors of Telefónica Chile agreed to recommend to shareholders, the approval of the offer made by a 92.44%-controlled subsidiary of Telefónica S.A, Telefónica Móviles S.A.(TEM), to acquire 100% of the Company’s subsidiary, Telefónica Móvil de Chile S.A. In addition to recommending the sale to shareholders, the Board considered the offer made by TEM and recommended that Management request fairness opinions. These fairness opinions were prepared by JP Morgan and ABN AMRO and confirmed that the price of the transaction was fair to Telefónica Chile shareholders. The transaction required two-thirds shareholders approval at an extraordinary shareholders’ meeting held on July 15, 2004. 69.1% of total shares outstanding approved the sale for US$1.058 million, equivalent to Ch$709,069 million, in addition to Ch$179,480 million (US$263 million) for all amounts owed by Telefónica Móvil de Chile S.A. to Telefónica Chile. The sale generated an after tax profit of Ch$321,071 million (equivalent to US$592.3 million as of December 31, 2005). Additionally, as approved in the extraordinary shareholders’ meeting, and as part of the transaction the Company paid, on August 31, 2004, an extraordinary gross dividend of Ch$421 per share (US$2.5074 per ADR), charged against accumulated retained earnings, and a gross interim dividend of Ch$140 per share (US$0.835808 per ADR) with a charge to net income. The total amount paid in connection with both dividends was approximately US$800 million. Mobile telephony offered attractive growth rates and represented 29.2% of total revenues as of December 31, 2003, and 32.1% of our operating revenues during the first six months of 2004. However, it was a capital-intensive business, with a high market penetration near 60% at time of sale and it faced intense competition which resulted in a low level of profitability for the business. The sale agreement restricts the Company from participating in the mobile telephony business for a period of two years from the date of the sale. Additionally, as part of the sale of Telefónica Móvil de Chile S.A., the Company reached agreements with creditors regarding the following obligations:

(i)
Syndicated and bilateral loans totaling US$647 million that imposed a limit on the sale of assetsequal to or above 5% of the Company’s consolidated assets. The Company obtained waivers of this limit from 28 national and international banks.

(ii)
Series F local bonds for a total of US$23 million that contained a prohibition on the sale of suchassets equal to 20% or more of total assets. The terms of the bonds were modified with 84.5% approval from the bondholders.

Capital Expenditures

     Capital expenditures carried out by the Company in 2004, 2005 and 2006 amounted, respectively, to Ch$93,296 million (US$151.2 million; historic value as of December 31, 2004); Ch$73,579 million (US$149.1 million; historic value as of December 31, 2005) and Ch$109,523 million (US$204.7 million as of December 31, 2006). In July 2004, the Company sold its mobile subsidiary Telefónica Móvil de Chile S.A. and thus no longer consolidated mobile capital expenditures. Capital expenditures of the mobile subsidiary during the first half of 2004 totaled US$32 million (equivalent to Ch$17,837; historic value as of December 31, 2004), approximately 21% of the Company’s total capital expenditures for the year. Due to the sale of the mobile subsidiary, capital expenditure requirements have been significantly reduced.

     The Company has been steadily adjusting its capital expenditures in local telephony and using its available installed capacity to expand service, rather than creating new lines. During 2006, the Company focused its investment primarily on consolidating broadband growth and launching a new product, digital television. Together these investments consumed 45% of the year’s capital expenditure requirements. The investment plan for the year also included the continued initiative to upgrade the Company’s operational support systems by improving the tools that support its business, technical, and administrative management. With regard to the Company’s traditional business, investment was focused on maximizing installed capacity, marketing telephone lines, and initiating a network improvement and plant modernization plan aimed at increasing quality of service.

     It is important to note that, during 2006, Telefónica Chile’s networks were seriously impacted due to an increase in thefts of copper cables. These thefts had to be absorbed into the investment plan by devoting approximately Ch$6,000 million to replacing the affected networks.

     Since January 2001, all capital expenditures made by the Company have been on projects located within Chile. Capital expenditures have been financed substantially with cash flow generated from operations.

B. Business Overview

     According to Company estimates, as of December 31, 2006, Telefónica Chile owned approximately 67.7% of all fixed telephone lines in the country. As of that date, the Company provides a broad range of telecommunications and other services throughout Chile, including:

  local telephone service and broadband;

  domestic long-distance service (“DLD”) and international long-distance service (“ILD”);

  data transmission;

  dedicated lines (direct lines dedicated to a customer’s exclusive use);

  terminal equipment sales and leasing;

  public telephone service;

  interconnection services (connecting calls from long-distance, mobile and local telephone networks to Telefónica Chile’s local telephone network);

  security systems services (alarm monitoring through telephone lines);

  value-added services (including the sale of telephone numbers—such as “600, 700 and 800” numbers for toll calls—to providers of telephone-based services, and the provision of supplementary services and direct dialing); and

  pay television (“pay TV”) services.

     The Company provides all of its fixed telephony services through its own digital telecommunications network, including local telephone service and interconnection services. In addition, our subsidiary Telefónica Larga Distancia S.A. (“Telefónica Larga Distancia”) provides substantially all of its domestic and international long-distance services with its own equipment and long-distance network.

     Chilean law currently requires companies to obtain licenses from the government before providing many telecommunications services. Telefónica Chile holds licenses to provide local telephone service and data transmission services throughout Chile. The Company also holds licenses to provide long-distance service throughout Chile and internationally through its subsidiary Telefónica Larga Distancia. In addition, Telefónica Chile held licenses to provide mobile telephony services in Chile through its subsidiary Telefónica Móvil de Chile S.A. until its sale in July, 2004. See “Licenses and Tariffs—Licenses” below.

     Moreover, the Chilean Government sets the maximum prices, fees and charges that Telefónica Chile may charge for certain services including local telephone service, public telephones, interconnection services and related administrative services, unbundled network services, and line connections. The regulation applies to our fixed monthly charge, variable charge, connections and other installations, access charges for rural companies, the number for information services (level 103) through an operator, access charges and interconnections and public telephones. In 2006, approximately 31% of Telefónica Chile’s total operating revenues were generated through the provision of services subject to tariff regulation. The Chilean Government does not currently regulate the prices that Telefónica Chile charges for its other products and services, including, among others, long distance, data transmission, broadband, pay TV, value-added services, directory advertising and sales and leasing of terminal equipment.

Products and Services

     Fixed Telecommunications

     The fixed telecommunications business segment includes all services provided using the fixed line network infrastructure, such as basic telephony that consists of traditional telephone services including fixed charge, variable charge, minute plans (flexible plans), line connections, value-added services, broadband services through ADSL technology, access charges, interconnections and other fixed telecommunications businesses (which include directory advertising, ISP for companies and small and medium businesses, security services such as alarm monitoring through fixed lines, public telephones, pay TV, interior installations and equipment sales and rentals). Fixed telecommunications revenues reached Ch$439,548 million (US$825.6 million), accounting for 76.2% of the Company’s operating revenues in 2006, compared to 76.0% in 2005 and to 60.1% in 2004.

     The Fixed Telecommunications business area uses marketing channels owned by the Company, such as commercial offices and retail stores that sell Telefónica Chile’s products, as well as external marketing channels, such as direct telemarketing sales by third parties, complemented by an external sales force and specialized distributors.

     Basic Telephony

     The Company provides basic telephony to its customers over the public telephone network within the tariff areas defined in the Tariff Decree. Revenues from basic telephony includes: (i) telephone line service fees (fixed monthly charge), (ii) variable charges that includes local traffic defined as measured local service (“MLS”), traffic from local lines to Internet and mobile telephones (“local tranche”) and prepaid traffic through prepaid cards, (iii) flexible plans (plans of minutes), (iv) connections and other installations and (v) certain value-added services that enhance the communications experience of its customers, such as voice mail, call-waiting, call-forwarding, caller-ID, and access to information and entertainment services (600 and 700 numbers), among others.

     During 2006, 384,003 new fixed lines were connected, a 7.2% and 11.9% increase in new line connections as compared to 2005 and 2004, respectively, and 609,201 lines were disconnected, a 76.8% increase compared with 2005 and a 83.1% increase compared with 2004. As a result, lines in service under Fixed Telephony as of December 31, 2006 totaled 2,215,629 representing a decrease of 9.2% as compared to December 31, 2005 and a decrease of 8.7% as compared to December 31, 2004. Of the 2,215,629 lines in service as of December 31, 2006, 11.1% were corporations, 18.0% were small business and professional clients, 70.1% were residential and 0.8% were wholesalers.

     The following table sets forth certain fixed line performance and line connection information for the periods indicated.

	For the year ended December 31,

	2002	2003	2004	2005	2006

Lines installed	3,023,541	3,037,267	3,043,379	3,007,432	3,021,487
Fixed lines in service	2,686,695	2,416,779	2,427,364	2,440,827	2,215,629
Average fixed lines in service	2,732,208	2,558,291	2,406,266	2,451,356	2,332,634
Lines per 100 inhabitants(1)	17.4	16.1	15.0	15.1	13.4
Number of new lines connected	340,419	308,266	343,318	358,088	384,003
Number of lines disconnected	377,034	578,182	332,733	344,625	609,201
Defects per line (annual average)(2)	0.35	0.35	0.40	0.44	0.54
Local traffic (in millions of minutes)(3)	15,900	15,178	13,759	12,012	9,643
________________________________________

(1)	Telefónica Chile fixed lines per 100 inhabitants. Figures according to projections from Census 2002 which were released in August 2005 (16.5 million inhabitants as of December, 2006).

(2)	Defects refer to any technical problems occurring in telephone lines, ADSL and equipment as well as in the Company’s external plant and central switches.

(3)	As of February 1, 2000, per second billing was implemented.

     Over the past four years, Telefónica Chile’s fixed line traffic has decreased, mainly due to customers’ greater use of mobile services and electronic communications.

     In order to mitigate the adverse impact of regulation and the decrease in traffic and other negative factors affecting fixed line revenues, Telefónica Chile has focused on offering various non-regulated services over its local network infrastructure, thus adding value to existing fixed lines and mitigating the decrease in revenues per line. The Company markets new services aimed at facilitating customer communications options and increasing the number of successfully completed calls, such as:

     Flexible tariff plans

     In February 2004, Telefónica Chile was authorized to offer alternative tariff plans to the regulated plan consisting of a fixed charge plus variable charge. This new regulatory rule allowed the Company to offer alternatives to the regulated plan without previous authorization by the Regulator and compete by adapting to customers’ needs. These plans are not subject to maximum tariffs or predetermined structures and may include joint offers with other services. According to this, starting in 2004, the Company began to market plans such as: (i) Plans of Minutes, consisting of telephone service with a certain number of minutes for a monthly charge, (ii) Economy Line, consisting of a monthly amount from which customer calls are deducted, allowing for additional calls to be placed by means of prepaid cards (iii) Super Economy Line, which enables customers to make calls for a certain number of minutes through prepaid cards charged on a monthly basis; and (iv) Bundled Services, such as broadband plus minute plans or broadband plus minute plans and pay TV.

     As of December 31, 2006, 1,324,597 lines, which is more than a 100% increase compared with 2005, have been signed up for flexible tariff plans in agreement with Decree No. 742, representing 59.8% of the Company’s total lines in service and thus significantly contributing to the growth of the fixed-line market. Revenues from the new flexible plans represent 15.7% of consolidated revenues compared with 7.9% in 2005.

     Although the effective rates charged for flexible tariff plans are less than those charged in traditional plans, these types of products still allow the Company to use the available capacity of the network to be more competitive.

     Prepaid Services

     The Company has also sought to increase the use of its fixed lines by offering prepaid card services. These services have provided strong support to the development and growth of the fixed line business and have played a role in the development of alternatives to the traditional regulated plan. They have also allowed for the introduction of the prepaid model into new business areas such as wireless broadband (Wi-Fi technologies) and switched Internet. Among the prepaid services, the Tarjeta Línea Propia, or “TLP” card, allows users to make calls from any fixed line telephone (including those blocked for long-distance, cellular or 700 number calls), public telephones and Telefónica Móvil de Chile S.A. or other enabled mobile company phones. This product allows customers to have their own versatile, portable virtual line, while controlling and managing their telecommunications expenses. As of December 31, 2006, 16.0 million TLPs were activated in the amount of Ch$1,000 each, representing an increase of 6.7% over 2005 and an increase of 23.7% over 2004. The total number of prepaid lines reached 360,970 in 2006, which represents a decrease of 32.4% and 11.7% from 2005 and 2004, respectively.

     Public Telephones (Payphones)

     Telefónica Chile offers public telephony services and is responsible for the installation and operation of its own public telephones on public roadways and in indoor areas, the marketing of public telephone equipment to private third parties and the fixed telephony installation. Currently, the public telephony market in Chile is made up of seven operators and numerous private parties of which Telefónica Chile has a market share of approximately 30% of payphones. The revenues in this business area are generated by traffic on public phones owned by the Company, the management of its own call centers, maintenance agreements for indoor installations, and post-sales maintenance and business support services provided to third parties such as owners of public telephones purchased from the Company.

     As of December 31, 2006, the Company had installed a total of 10,000 smart public telephones, representing a decrease of 0.6% from 2005 and 2.9% from 2004, which allow the use of coins or prepaid cards to make calls. As of December 31, 2006, the Company also installed 10,523 licensee telephones and community lines, representing a decrease of 20.1% from 2005 and 41.5% from 2004, located inside buildings and communities which allow calls to 800 numbers, prepaid card calls and use of the automatic collect call service.

     Revenues from public telephony in 2006 were Ch$9,963 million (US$18.7 million), which represents 1.7% of total consolidated revenues and a decrease of 0.6% and 13.1% in respect to 2005 and 2004 public telephony revenues, respectively.

     Alarm Monitoring and Security Services

     Telefónica Chile, through its subsidiary Telemergencia, offers home security and home assistance services through monitoring and alarm systems connected to a security platform over its existing fixed telephone lines. Telemergencia offers a wide variety of plans adapted to customers’ needs and budgets, ranging from an alarm monitoring service through telephone lines to the more complex Viginet plan, a digital video-surveillance system that can be operated online from a broadband Internet connection. In 2006, this business reached 55,037 customers, which amounts to a 9.8% decrease from 2005 and 8.0% from 2004. Revenues from Telemergencia in 2006 were Ch$8,825 million (US$16.6 million), which represents 1.5% of total consolidated revenues and an increase of 7.0% and 24.9% in revenues from Telemergencia in 2005 and 2004, respectively.

     Other Fixed Telecommunications Services

     Telefónica Chile sells value-added services to its customers, such as caller ID, voice mail, call waiting, call forwarding, call waiting ID, outbound traffic control to mobile phones, and information and entertainment services (600 and 700 numbers). In addition, Telefónica Chile sells advanced telecommunications equipment to residential, businesses and corporate customers.

     Telefónica Chile also provides its residential customers with access to the Internet over analog lines. The Telefónica Internet Empresas (TIE) subsidiary provides switched Internet browsing services to small and midsized companies through dedicated links and via ADSL.

      Under an agreement with Impresora y Comercial Publiguías S.A. (“Publiguías”), Telefónica Chile receives a percentage of the revenues generated by Yellow Pages and White Pages advertising sales. This agreement was renewed in August 2006 for a five-year period that can be extended by two additional years. Publiguías also prints and distributes telephone directories from the customer database provided by Telefónica Chile. Revenues from other fixed telecommunications services in 2006 were Ch$62,650 million (US$117.7 million), which represents 10.9% of total consolidated revenues and an increase of 1.8% compared to 2005. These revenues represent a decrease of 11.3% in 2005 compared to 2004.

     Digital Television

     On June 14, 2006, Telefónica Chile launched its pay television service, with a flexible marketing format unique to the local market.

     Telefónica Chile was the first company to provide flexible pay television. Customers pay for what they watch, which means that the services are tailored to the interests and budget of each home. The plan is known as the Telefónica TV Digital offering, and it offers an entry-level plan for Ch$9,900, including a selection of the channels in greatest demand including, among others, the basic version of the Canal del Fútbol (soccer channel), Disney Channel, Discovery Channel, TNT, Sony, Warner, ESPN and Fox. For a variety of prices, the customer has the opportunity to add an assortment of thematic or premium movie plans, family, sports and premiere film channels under this format.

     The service provides national coverage and offers additional services to customers, which include, among others, parental control, an on-screen programming guide, program reminders, access to pay-per-view service and a thematic search feature.

     The pay TV service is provided by the Telefónica Multimedia Chile S.A. subsidiary, and it is marketed in bundles: “Dúo” – combining television and fixed telephone service – and “Trío”, combining television, fixed telephony and broadband service.

     The launch of this service has stimulated the pay television market in Chile, increasing the customer base while facilitating access to this new service for new customers. Growth is achieved by providing flexibility to customers, who can purchase a convenient service tailored to their interests and budgets.

     As of December 31, 2006, after only six months of operation, the Company had 94,209 pay TV customers, representing an 8.7% market share (and making it the number two pay television operator in the country).

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

     In 2006, broadband showed strong growth as a result of the Company’s bundling, flexibility and segmentation strategy. The progress achieved in the broadband business has laid the foundation for the development of new services and content, with broadband serving as the primary gateway into Chilean households.

     In this context, various business initiatives were undertaken during the year, including, among others, the implementation of an innovative broadband self-install kit for customers, the addition of a customer PC care service called “Doctor Speedy”, and the ability for customers to have access to all of Telefónica Chile’s Hot Spots throughout the country, free of charge. These initiatives are in addition to the success of the Dúo campaigns, consisting of broadband plus minute plans, the Trío campaigns, incorporating Digital Television, for residential customers, as well as the broadband campaigns for SMEs. Value-added services such as the “Security Suite”, which includes antivirus, firewall and parental control for the Internet, among others, were also launched during the year.

     As of December 31, 2006, ADSL connections totaled 495,479, representing an increase of 57.7% and 146.8% with respect to 2005 and 2004, respectively, of which 77.7% were residential, 16.9% were small business and professional clients, 3.6% were wholesale and 1.8% were corporations, with the most significant growth coming from the residential sectors. These ADSL connections account for 48.6% of connections for the national broadband market (connections at speeds of 128 kbps or higher).

     The following table sets forth the number of ADSL connections in service as of the dates indicated.

	As of December 31,

	2002	2003	2004	2005	2006

ADSL connections in service	54,163	125,262	200,794	314,177	495,479
ADSL/Lines in service	2.0%	5.2%	8.3%	12.9%	22.4%

     In 2006, revenues from broadband were Ch$61,297 million (US$115.1 million), which represent 10.6% of total consolidated revenues and 13.9% of fixed telecommunications revenues. Revenues from broadband have grown by 39.9% and 130.3% compared to 2005 and 2004, respectively.

Long-Distance

     The Long-Distance (“LD”) services and products provided by the Company are not subject to tariff regulation. The Company provides a broad offering of domestic and international LD services, including public and private voice, data and video services, through its subsidiary Telefónica Larga Distancia. The LD business segment also includes the rental of Telefónica Larga Distancia’s LD network to other telecom operators, such as other LD carriers with and without their own networks, as well as mobile companies, including Telefónica Móvil which was sold by Telefónica Chile in July 2004, and ISPs. Telefónica Larga Distancia, like many other long-distance operators, has a business area dedicated to international businesses. This area is involved in negotiating settlement rates and volumes for incoming and outgoing international traffic with different international operators, as well as establishing agreements for the intermediation of international traffic among LD carriers.

     During 2006, the Company recorded a decline of 9.9% in Domestic LD (“DLD”) traffic compared to 2005 and 18.3% compared to 2004 due to the growing use of mobile telephones, e-mail and Internet, and the increase in lines blocked for LD calls. On the other hand, in terms of International LD (“ILD”) business, traffic increased 3.9% compared to 2005 and increased 1.7% compared to 2004, primarily owing to the increased competition in prices for ILD destinations.

     The following table sets forth traffic information for DLD and ILD telephone traffic carried by Telefónica Larga Distancia for the periods indicated.

	2002	2003	2004	2005	2006

DLD traffic (in millions of minutes)	717	647	664	602	542
Outgoing ILD traffic (in millions of minutes)	66	64	67	66	68

     The challenges currently facing the long distance business include, among others: (i) its replacement by mobile telephony, e-mail and the Internet, (ii) the increase in domestic lines blocked for long distance calling, and (iii) significant price-competition in international long distance. Nevertheless, Telefónica Chile continues to benefit from the existing infrastructure (since new investment is not required), and the ability to generate cash flows from long distance services. In order to streamline Telefónica Larga Distancia operations, in June 2006, billing and sales functions were outsourced to an independent firm. As a result, the subsidiary has been able to leverage synergies, and its operations have become more flexible. In addition to offering traditional long distance traffic services under the multi-carrier system, the Company’s strategy includes numerous plans to generate traffic, enhance customer loyalty, and maximize usage of the existing network and infrastructure. These plans consist of domestic or international long distance calls at a fixed monthly price, with preferred rates or discounts for the use of frequent routes, on specific schedules, or all day, depending on the plan selected. Highlights for 2006 include the launch of “188 en movimiento” (Mobile 188) and unlimited plans, which are minute plans aimed at Residential customers. As of December 31, 2006, 288,400 customers had plans under contract. This has enabled Telefónica Larga Distancia to overcome the industry’s downward trend.

     In addition, to improve the return on domestic and international LD network capacity, the Company is serving other telecommunications operators’ voice transport and capacity needs, including intermediary service companies with and without their own networks, mobile companies and Internet service providers (ISPs).

     In 2006, revenues from LD were Ch$58,922 million (US$110.7 million), which represent 10.2% of total consolidated revenues. Revenues from LD have decreased by 0.5% and 9.6% compared to 2005 and 2004, respectively.

     The main sales channels through which the Company offers its long-distance products and services are direct telemarketing sales campaigns conducted by third parties. The Company also uses third-party call centers to sell DLD and ILD traffic plans and other products, such as prepaid cards.

     Corporate Customer Communications and Data

     The Corporate Communications business, through the Telefónica Empresas subsidiary, has the mission of providing a comprehensive response to the communications needs of the larger and more complex organizations in Chile. Clients of Telefónica Empresas include ministries, public institutions, associations, and large corporations, both national and international, that are involved in a broad range of economic activities.

     “Communications” play an essential role in the mission-critical processes of these clients. For this reason, the services provided by Telefónica Empresas are subject to continuous challenges which include increasing capacity, availability and quality standards, and the growing convergence and integration of different technologies. By integrating technologies, this company delivers solutions that add value to each client’s business through new applications that better serve their needs.

     One of the primary services provided by Telefónica Empresas is data transmission, mainly through IP technology-based services. In some cases, circuit-based solutions and value-added services are delivered through data links such as Frame Relay and ATM. Telefónica Empresas also provides corporate clients with basic telephony solutions, advanced solutions, private IP telephony and IP Centrex solutions based on the Next Generation Network infrastructure. In addition to providing a range of solutions such as PABX, videoconferencing and point-to-point data circuits, Telefónica Empresas also offers advanced telecommunications solutions in the form of consulting projects, professional services and outsourcing.

     These services are complemented with international services tailored to client needs. These services take advantage of the Telefónica Group’s network and international presence, delivering value for global clients.

     In 2006, major projects were agreed upon with public sector clients (including, among others, the police department’s logistics department, the special investigation police force, the National Forestry Department and the Department of Justice) as well as important private sector clients. It is important to note that Telefónica Empresas contains a Datacenter which provides a main or backup storage site for hosting equipment. This Datacenter helps to support and ensure business continuity for our clients.

     The Datacenter was certified in 2005 under standard BS 7799-2:2002. This certification means that the Datacenter has a secure information management system for the help desk, operations, reporting, infrastructure, engineering, and implementation, and also guarantees control over the level of security of the information included in the processes. Our Datacenter is expected to obtain ISO-27001 certification during 2007, which will contribute to the ongoing improvements in our Datacenter services.

     In 2006, revenues from the corporate customers communications and data business segment amounted to Ch$76,113 million (US$143.0 million), which represent 13.2% of total consolidated revenues. Revenues from the corporate customers communications and data business segment have decreased by 4.7% and 13.2% compared to 2005 and 2004, respectively.

The following table sets forth the number for some of the Company’s data services as of the dates indicated.

	As of December 31,

	2002	2003	2004	2005	2006

Datared (circuits)	13,496	10,820	9,770	5,821	5,353
Frame Relay (points)	5,215	5,016	3,892	2,621	1,930
ATM (points)	1,719	1,790	1,660	1,085	1,101
Dedicated IP connections	3,788	7,018	10,377	10,869	12,634

Other Businesses:

     t-gestiona

     Telefónica Gestión de Servicios Compartidos Chile S.A. (t-gestiona), a subsidiary of Telefónica Chile, provides support services to all Company subsidiaries and other Telefónica Group companies. The provided services include logistics, e-learning, accounting, fund management, collections, insurance, payroll, real estate management and general services. The t-gestiona strategy is focused on positioning itself as a provider of shared services, primarily within the Telefónica Group, as t-gestiona has established an alliance with Telefónica Empresas to market its services. To a lesser extent, t-gestiona provides services to third parties that are not related to the Telefónica Group. This subsidiary’s strategy is based on its unwavering objective of seeking efficient use of resources and continued improvement of its processes.

     Fundación Telefónica

     Fundación Telefónica, a nonprofit organization created to develop and channel community and cultural activities of the Telefónica Group companies in Chile, continues to support digital literacy in Chile by providing Internet training to teachers, community leaders and the disabled.

     Telefónica Internet Empresas

     Telefónica Internet Empresas (TIE), a direct subsidiary of Telefónica Chile since the Company’s organizational restructuring in 2006, provides Internet access services to corporate clients and small and medium-sized businesses over dedicated and switched lines and through ADSL.

Mobile Communications

     In July 2004, Telefónica Chile sold its mobile communications business to Telefónica Móviles S.A. (TEM). See “Item 4. Information on the Company--Divestitures.” As a result, since July 1, 2004, the Company no longer includes Telefónica Móvil de Chile S.A. in its financial statements.

     The mobile communications business segment (“mobile communications”) offered mobile telecommunications products and services through the Company’s former subsidiary, Telefónica Móvil de Chile S.A., and generated revenues from outgoing cellular traffic, interconnection fees from incoming calls from other networks and mobile equipment sales.

Market and Competition

     The telecommunications industry in Chile, including the pay TV business, achieved sales of US$4.7 billion in 2006 an increase of 10.5% from 2005, this increase was largely driven by mobile growth and broadband development. Additionally, it is estimated that investment in the industry in 2006 was approximately US$900 million.

     In 2006, the industry advanced with great momentum toward full market availability of integrated services. In the residential segment, there was significant growth in the area of bundled voice, broadband and television. A similar situation is developing in the small and medium enterprises (SME) segment, where voice and broadband plans are becoming available. The corporate communications segment is witnessing a consolidation of IP networks, making it possible to offer voice and data and facilitating integration toward IT-based business processes. Additionally, there has been massive, across-the-board growth in mobile communications in all of Chile’s social and business strata.

     At the country level, there has been a clear consolidation of a competitive model based on “overlapping” networks that primarily employ the following access technologies:

  Four operators with copper pair and ADSL broadband technology, with estimated potential coverage of 65% of the country’s 4.4 million households and a majority of businesses.

  Coaxial network concentrated in one cable TV company with potential coverage of almost 50% of all households.
  Fiber optic networks for corporations with an approximate length of 25,000 kilometers, operated primarily by four operators.
  Mobile coverage using the GSM standard in close to 95% of the country’s inhabited territory; mobile service provided by three companies.

     In addition, operators have begun to expand the development of wireless solutions, as evidenced by the deployment of Wi-Fi (Wireless Fidelity) by Telefónica Chile, the launching of a PHS (Personal Handy System) by Telsur, and the recent entry of Transam into local telephony through the GSM standard.

     The most relevant events in 2006 were the launching of satellite digital TV by Telefónica Chile during the second quarter and the mass migration to the GSM standard by Movistar and América Móvil. In late July 2006, the latter changed its local brand from “Smartcom” to “Claro”.

     The rise in thefts of cables from the fixed network is also noteworthy, as it has negatively impacted the quality of service offered by fixed operators, particularly in the low-income sectors of the population.

     The following chart shows the business segments in which the main Chilean telecommunications companies operate:

Company	Fixed Telephony	Broadband (1)	Long- Distance	Mobile Communications	Data Transmission	ISP Corporate	ISP Residential	Pay TV (10)

Telefónica Chile(2)	✓	✓	✓		✓	✓		✓
T. Móvil de Chile S.A.(3)			✓	✓
ENTEL(4)	✓	✓	✓	✓	✓	✓	✓
VTR(5)		✓	✓				✓	✓
Claro(6)				✓
Telmex Chile(7)	(8)		✓		✓	✓	✓
Telefónica del Sur	✓	✓	✓		✓	✓	✓
Terra Networks							✓
CMET	✓	(8)	✓				✓	✓
Direct TV								✓
GTD - Manquehue (9)	✓	✓	✓		✓	✓	✓

________________________________________
(1)	Broadband with last mile access. Does not include resellers or ISPs and does not consider dedicated accesses to corporations.

(2)	In July 2004, the extraordinary shareholders’ meeting of Telefónica Chile approved the offer made by TEM to acquire 100% of the Company’s subsidiary, Telefónica Móvil de Chile S.A. See “Item 4. Information on the Company—History and Development of the Company—Divestitures”

(3)	Includes operations from Bellsouth Chile acquired by TEM in 2004. The Antitrust Commission approved the merger of both companies in January 2005.

(4)	Telecom Italia sold its stake in Entel Chile (55%) to Chilean investors in 2005.

(5)	Includes Metrópolis Intercom merged in July 2005.

(6)	Until July 2006 it was named Smartcom. It was acquired by America Movil in August 2005.

(7)	Includes operations from AT&T Chile (at present known as Telmex Chile) and Chilesat Corp.

(8)	Recently entered into the market and/or without significant operations.

(9)	Includes Manquehue Net acquired by GTD in September 2005.

(10)	Only those companies that own the infrastructure to provide the service.

Telefónica Chile faces intense competition in every aspect of its business activities. Unless otherwise indicated, all statements regarding the competitive position of Telefónica Chile are based on the Company’s internal estimates.

Fixed telecommunications

     The fixed telephony market in Chile reached approximately 3.3 million lines as of December 2006, reflecting a decrease of close to 4.7% with respect to year-end 2005. The rate of penetration of fixed lines, as of December 2006, was 19.8 lines per 100 inhabitants, slightly lower than the 21.1 rate for 2005.

     Although Telefónica Chile operates approximately 67.8% of the local fixed lines in service in Chile, our market share has been declining for the past six years. Factors that have contributed to our declining market share include the intense competition in key niches of the market due to the aggressive offers of competitors.

     Currently, there are seven operators that provide fixed telephone service and, in the aggregate, operate the total number of fixed lines in service in Chile as of December 31, 2006. In certain areas of the Santiago Metropolitan Region, Complejo Manufacturero de Equipos Telefónicos S.A.C.I. (“CMET”), GTD S.A. (“Grupo Teleductos”) that includes operations from Manquehue Net and Telesat S.A., VTR Telefónica S.A. (“VTR”), which is an 80% subsidiary of Liberty Media, Entel Telefonía Local S.A. (“Entelphone”), which is a local telephony subsidiary of Empresa Nacional de Telecomunicaciones S.A. (“Entel”) and Compañía Nacional de Teléfonos (“Telefónica del Sur” or “Telsur”), hold licenses to provide local service. Furthermore, two companies, Telsur and its subsidiary Compañía Telefónica de Coyhaique S.A. (“Telcoy”), have licenses to provide local service in southern Chile. Telsur in Regions X and XI and Telcoy in Regions XI and XII. Additionally, Telmex operates in the corporate segment of the main cities in the country after acquiring Chilesat operations in 2003. The initial licenses have been modified over the years, extending the license areas of the local telephone service providers, mainly VTR (in all Regions except Region X, XI and XII) and Telefónica del Sur (in Regions VIII and IX). Apart from Telefónica Chile, three other companies provide local telephone service in rural areas. Telefónica Chile also competes with providers of private communications systems, particularly in areas of significant business activity.

     Broadband

     Broadband connections (ADSL, cable modem and Wireless Local Loop (WLL)) in Chile currently represent 93% of all Internet connections (broadband, narrowband and dedicated). Broadband penetration of total homes in Chile has increased from 17% in 2005 to 23% at the end of 2006. Moreover, broadband connections grew to 1,020,000 connections by year-end 2006, posting a 38% increase, while dial-up access dropped by 61% to 65,000 connections. As of December 2006, ADSL broadband connections represented 58% of the country’s total broadband use. Also during 2006, the deployment of Wi-Fi (Wireless Fidelity) continued, enabling cable-free high-speed Internet connections. As of December 2006, there are an estimated 585 HotSpots installed throughout the country, making Chile the leading Latin American country in the deployment of this technology.

     There are seven operators in the Chilean broadband market (broadband being defined as connections of 128 kbps or more) using the different technologies. One of the seven operators provides broadband service utilizing cable modems (VTR, which merged with Metrópolis Intercom), five utilizing only ADSL technology (Telefónica Chile, Telefónica del Sur, GTD, CMET and Telmex) and one utilizing ADSL and WLL technology (Entel). The Company estimates that, as of December 31, 2006, its ADSL service (including direct sales and as a wholesale provider) accounted for approximately 49% of all broadband access over 128 kbps offered in Chile.

     Long Distance

     The LD telephony market in Chile maintains its trend toward decreased traffic, observed since 1999. Thus, annual domestic LD traffic decreased by 11.5% in 2006, while international LD traffic fell by 15.3% . These results are primarily due to the growth in mobile telephony and Internet communications.

     Although there are 39 operators authorized to offer LD services in the country, as of December 2006, only 30 offered the service and 18 of those companies accounted for approximately 99% of all LD traffic. Three of these companies, Telefónica Larga Distancia, Entel and Telmex, operate their own LD networks. These three operators accounted for 79% of DLD traffic and 87% of the outgoing ILD traffic in 2006, according to Company estimates. The following companies are the other main operators which offer LD services in Chile under the Multicarrier System: Telefónica del Sur Carrier S.A., a subsidiary of Telefónica del Sur; GTD Larga Distancia S.A.; VTR Global Carrier S.A.; Micarrier Telecomunicaciones S.A., a subsidiary of Entel; and, Telmex 171 (formerly Carrier 171 Chilesat) and AT&T Chile S.A., both subsidiaries of Telmex. In 2006, Telefónica Larga Distancia’s market share represented approximately 36.3% of DLD voice traffic and 34.1% of outgoing ILD voice traffic, maintaining market leadership in DLD while holding the number-two position in ILD, according to Telefónica Chile estimates.

     Corporate Customer Communications and Data

     An increase in competition was observed in the corporate communications and data transmission market in Chile because of the increased aggressiveness exhibited by operators. To remain competitive, operators are continuing to migrate their traditional services (ATM, Frame Relay and Datared) to IP networks and expand their services into Outsourcing of Information Technology Services. As of December 2006, there are eight operators in the country’s major cities and only three have national infrastructure coverage. Telefónica Chile estimates that as of December 31, 2006 its share of the total revenues generated by the market for these services was approximately 44%.

     In 2006, Telefónica Empresas showed significant growth in the Hosting and Solutions and IP Services product lines. It also positioned itself as a major player in Electronic Billing services (approximately 19% of market share), as well as providing outsourcing solutions, data networking, and multicompany voice solutions for the financial sector. Moreover, the Company estimates that it had approximately 33% of the corporate market share for dedicated Internet access. In this market, the Company competes mainly with Entel, Telmex Chile (formerly AT&T Chile and Chilesat), Teleductos, Telsur, as well as other competitors.

     Security

     With a market share of 28%, Telemergencia is now the market’s second leading alarm monitoring company, behind ADT which has 44% of the market, according to Company’s estimates.

Mission and Corporate and Business Strategy

     Telefónica Chile’s mission is to lead in the growth and innovative development of the Information Society in Chile by building relationships of deep-seated trust and mutual benefit with customers, employees, shareholders, the government, and the country at large. Telefónica Chile thus underscores its sense of responsibility and unwavering commitment to the development of Chile. For these reasons, in 2006, Telefónica Chile invested more than US$100 million in the development of broadband technologies, television and IP solutions, representing more than 50% of the Company’s total capital expenditures. Telefónica Chile’s corporate and business strategy is focused on being the most competitive, leading telecommunications company in Chile. Telefónica Chile’s primary focus is on the customer, who constitutes the basis for growth and drives the Company’s goal of creating value for all of its stakeholders. In this context, the Company’s strategic priority is to position itself as the market’s preferred brand through:

  A diversified offering of comprehensive and innovative solutions, competitive in terms of both quality and price, and tailored to each business segment.
  Improvements to our quality of service as the foundation for our customers’ satisfaction.
  The development of a corporate reputation that is consistent with our business strategy.

Management’s strategy to achieve these objectives is based on:

  Having the best human capital available, and ensuring that our team is constantly motivated and empowered to achieve the Company’s objectives.
  Promoting a customer-oriented culture of excellence and innovation in all areas of the Company, particularly by focusing on the improvement of quality standards, systems and network excellence, and reformulation of processes.
  An infrastructure that provides a competitive advantage and that is oriented toward investment in the businesses with greatest potential.
  Consolidating our financial structure in terms of debt ratios and interest coverage.

  Obtaining a return on operations in line with market demands and focusing on continuous innovation and enhanced productivity.
  Service segmented by customer type allowing us to better serve customer needs and expectations.
  Satisfying clients and strengthening client loyalty to help ensure the Company’s profitability and ongoing presence in the Chilean market.

The strategic focuses by business area are:

Residential Segment

  Fostering customer loyalty through a bundled offering of services that leverages flexible minute plans, broadband, television and value-added services as a response to customer needs in a convergent business.
  Developing an extensive service offering ADSL broadband, helping to make the digital home concept a reality. One of the primary services currently in development is a television service (IPTV) that will introduce the concept of interactive entertainment.
  Developing low-cost, mass solutions allowing digital inclusion in the lower income segments of the population.

Small and Medium Enterprises Segment

  Providing flexible solutions and comprehensive services in the areas of information and communication technology (ICT), satisfying the specific needs of the SME by distinguishing ourselves on the basis of quality and service.
  Expanding broadband services, advanced communications solutions, and industry applications that increase this segment’s productivity.

Corporate Communications Segment

  Strengthening the Company’s long-term relations with its business and large corporate customers by offering comprehensive telecommunications solutions through the IP-driven convergence of voice, data, and video. Special emphasis will be placed on helping customers to improve their efficiency through telecommunications support, from infrastructure to engineering and consulting.
  Technological differentiation through continuous improvement of the IP network, Telefónica Data Internet Center services and IT outsourcing.

Wholesale Segment

  Offering solutions to telecom industry operators that need to expand their national coverage, for their own use as well as for third parties.
  Delivering a range of regulated and non-regulated services, according to the needs of the sector and in line with current legal requirements and industry quality standards.

Quality of Service

     Improving the quality of service provided by the Company to its customers is one of the biggest challenges facing Telefónica Chile, in its efforts to consolidate its competitive and leadership positions. During 2006, the Company faced an extensive and persistent problem with copper cable theft, damaging its network and placing further demands on the already depleted installment and repair capacity. This situation has had a significant impact on the Company’s quality indicators, and as a result the Company has made a commitment to improve its levels of quality through a process of profound change. This process will take time, and it will operate on a number of levels.

In 2006, Telefónica Chile implemented a new “quality organization” in line with the Telefónica Group’s regional structure. The primary objective of the quality organization is to help operating areas reach the proposed levels of quality.

Licenses and Tariffs

     Licenses

     Under Law No. 18,168 (as amended, and together with the regulations promulgated thereunder, the “Telecommunications Law”), companies must obtain licenses in order to provide the following telecommunications services:

  public telecommunications services (services provided to the public, such as local and mobile telephony, data transmission, paging and trunking);
  intermediate telecommunications services (services provided to companies that are holders of telecommunications licenses, as well as domestic and international long-distance services provided under the Multicarrier System); and
  broadcasting services, such as those provided by radio and television stations.

     Only corporate entities may obtain licenses. Licenses specify the conditions that the license holder must fulfill in order to install, operate and develop the service and business that are the subject of the license. Licenses granted from 1994 for public and intermediate services generally have 30-year terms and may be renewed indefinitely for 30-year periods at the request of the operator (although certain licenses held by Telefónica Chile have longer terms).

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

     The Telecommunications Law specifies certain causes for which an operator can be sanctioned through the termination of its public or intermediate service license. A license may be terminated, after notice of noncompliance with the applicable technical regulations, by executive decree, if the operator is in violation of the law or does not comply with the terms and conditions to which the license is subject. If the holder believes that its license has been terminated unlawfully, the holder may appeal the termination in Chilean courts. If a license is terminated, the holder is barred from applying for any license for a period of five years.

     The following table provides the breakdown of those products and services offered by Telefónica Chile that are regulated under the 2004-2009 tariff regime (Tariff Decree No. 169) or unregulated, require or do not require licenses.

Services Subject to Tariff Regulation	Activities Not Subject to Tariff Regulation

License Required(1)	License Required	License Not Required

Local telephone service	Domestic long-distance service	Sale of advertising in telephone
directories
Access charges and	International long-distance service	Direct marketing
interconnections
Public telephones (1)	Mobile communications(2)	Sales and leasing of telephone and
facsimile equipment and private
exchanges (“PABX”)
Line connections	Public data transmission	Supplementary services
Unbundled network services(3)	Other Unbundled network	Broadband
services(3)
Pay TV

________________________________________
(1)	All services subject to tariff regulation require licenses, except the public telephony. However, Telefónica Chile’s public telephone services are regulated.

(2)	The interconnection fee for calls to the mobile networks is regulated under the CPP structure. See “—Licenses and Tariffs—Calling Party Pays Structure.” The mobile business was sold in July 2004.

(3)	Only the unbundling of the local network, as defined by the Antitrust Commission, is regulated.

     Licenses Held by Telefónica Chile

     Telefónica Chile holds the following licenses for the provision of telecommunications services:

  Local Telephony Public Service Licenses. Telefónica Chile holds a license for local telephone service in all regions of Chile for a 50-year renewable period beginning as of December 1982, except Regions X and XI, which were incorporated to said license in 1995. In addition, the Company holds licenses for local telephone service in the Santiago Metropolitan Region and in certain cities in Regions V and VIII for an indefinite term. Telefónica Chile also holds a nationwide public service renewable license for data transmission for a 30-year period beginning as of July 1995.
  Multicarrier Long-Distance Licenses. Under the Multicarrier System, the former Telefónica Chile’s long- term subsidiary, Telefónica Mundo, held 30-year renewable licenses, for a period beginning as of April 1993, to install and operate a nationwide fiber-optic network, a network of base stations and other transmission equipment, and to provide domestic and international long-distance services, including voice, data and image transmission, throughout Chile. The other Company’s long-distance subsidiary, Globus, also held licenses for an indefinite term to provide domestic and international long-distance services through central switches and cable and fiber-optic networks nationwide. After the merger of these subsidiaries in 2006, all the aforementioned licenses remain under the ownership of the same company, which is now known as Telefónica Larga Distancia.
  Public Service Data Transmission. In addition to the 30-year data transmission license previously mentioned, Telefónica Chile, through Telefónica Empresas, holds, as of March 1987, nationwide public service data transmission licenses for an indefinite term.
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

  Limited Television License. The Company’s subsidiary Tecnonaútica S.A., today Telefónica Multimedia (see “Item 4. History and Development of the Company—Divestitures”) has a license to establish, operate, and use a part of the spectrum of the 2.6 GHz bandwidth in Santiago, Chile, for an indefinite period. This license is authorized by Resolution No. 47 enacted on November 28, 1990 by the National Council of Television and amended by Resolution No. 1536 of 1994, and Resolution 1453 of 2002, both Subtel resolutions. Since December 2005, Telefónica Chile, through Telefónica Multimedia, holds a nationwide 10-year renewable license to provide limited satellite television service. Additionally, in January of 2006, Telefónica Chile, through Telefónica Multimedia, was assigned a limited television service license to provide the service nationwide in the main municipalities, except Region III, through the Company’s xDSL broadband network for an indefinite period.

Development of Other Telecommunications Projects in Chile

  Wireless Local Loop. On May 17, 2001, five companies participated in the public bidding process for WLL licenses (3400 to 3700 MHz), which enable the transmission of voice, fax, Internet and data through switching centers to customers by antennas. Three nationwide licenses of 50 MHz each were awarded to Entel, Protel and Chilesat and three regional licenses of 50 MHz each were awarded to Entel (in all regions), Telefónica del Sur (in Regions VIII to XI) and to VTR (in the Metropolitan Region). Of these five companies, only Entel is developing its project. Telefónica del Sur is only developing WLL services in rural and suburban areas of Region X. Based on its evaluation of the project, Telefónica Chile decided not to participate in this process at the time.
  Wireless Local Telephony. On October 1, 2004, Subtel announced a public bidding process for wireless local telephony licenses (3400 to 3700 MHz), which enable the transmission of voice, data and images. This frequency may be used for Wi-Fi and Wi-Max developments, among others. On November 30, 2004, Telmex filed a protection measure with the Santiago Court of Appeals against the Undersecretary of Telecommunications, for failing to recognize an alleged first option in the case of a tie in the bidding process. Additionally, on December 1, 2004, Entel filed an appeal with the Antitrust Authority (“Tribunal de Defensa de la Libre Competencia”) against the Undersecretary of Telecommunications, for excluding Entel from the bidding process since it already holds a license for 100 MHz in the 3400-3700 MHz frequency range. Under instruction from the Antitrust Authority, on December 14, 2004, Subtel temporarily suspended the public bidding process. On December 13, 2005, Subtel awarded the national license to Telmex Servicios Empresariales S.A. and ten regional licenses to VTR (regions I to IX and in the Metropolitan Area). The licenses for regions XI and XII were awarded to Telefónica Chile. These companies have one year from the date of publication of the respective decree in the Official Gazette to begin their projects.

  In accordance with the procedures established by the Telecommunication Law, Telefónica Chile formally rejected the licenses awarded to Telmex and VTR. These claims were, in turn, rejected by the Ministries. Subsequently, the Company appealed before the Court of Appeals. Additionally, the Company filed a claim to annul VTR’s preferential rights. The Company’s position is that illegalities occurred when the Undersecretary of Telecommunications recognized VTR’s preferential rights to accede a license. This recognition resulted in the assignment of the licenses to VTR, which prevented Telefónica Chile from participating in the organized bidding process that took place when a technical tie occurred.

  On November 3, 2006, the Court of Appeals upheld the resolutions of the Ministry of Transportation and Telecommunications that rejected Telefónica Chile’s claims against the resolution granting Telmex and VTR the wireless local public telephone service concessions.

  On January 3, 2007, a decree was published in the Official Gazette which grants Telmex the public wireless local telephone service concession, with nationwide coverage.

  In regards to the concessions granted to VTR, the General Comptroller asked Subtel for a report on the legality of the claim presented by Telefónica on February 1, 2006. In January 2007, Telefónica Chile withdrew its claim, which leaves only the publication of the respective VTR concession decree.

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

     Also pursuant to the Telecommunications Law, once the Antitrust Commission has determined that tariff regulation is warranted, the structure, level and indexing of the maximum tariffs that may be charged for tariff-regulated services are fixed by a joint decree issued by the Ministry of Transport and Telecommunications and the Ministry of Economy, together the Ministries. These Ministries determine such maximum tariffs by applying to each regulated company an economic model based on the costs, efficiency and growth rates of a hypothetical company that provides only regulated services, and calculating a rate of return on such services in line with the hypothetical company’s market cost of capital. Telefónica Chile’s actual rate of return, however, may vary from the predictions of the model. Each maximum tariff takes into account the relevant cost components associated with providing the regulated service, and is adjusted monthly in accordance with the tariff index (the “Tariff Index”), as contemplated in the tariff structure and described below. A distinct Tariff Index exists for each individual regulated service that reflects the different theoretical cost components associated with each such service.

     As part of the tariff-setting process, license holders prepare studies of each regulated service that they provide in each license area, calculating the incremental development costs and the long-term average cost with respect to each such service for a five-year period. The purpose of these studies is to assist the Ministries in determining the structure and level of future tariffs for each regulated service in each license area.

     Regulatory Framework

     The first five-year tariff period commenced in 1989, at which time the Antitrust Commission determined that the conditions prevailing in the local, domestic long-distance and international long-distance markets did not guarantee free competition and therefore would be subject to regulation. However, according to Resolution No. 515, in April 1998 the Antitrust Commission determined that only local services, public telephone services and line connections offered by dominant companies would be subject to tariff regulation. In addition, Resolution No. 515 included the unbundled network services among the services subject to tariff regulation. As of December 31, 2006, 17 contracts, had been signed with eight companies for the provision of unbundled network services.

     On January 18, 2001, the Company estimated that market conditions had changed and consequently asked the Antitrust Commission to deregulate local telephone rates charged to the public, stating, in its opinion, that the then-existing market conditions had not yet warranted deregulation throughout the country. However, on July 11, 2001, by Resolution No. 611, the Antitrust Commission rejected the Company’s petition although, the Antitrust Commission asked the National Economic Attorney General’s Office to monitor the evolution of the market in order to detect changes as they occur that could lead to the deregulation of certain services in certain geographic areas. The Antitrust Commission also decided that Telefónica Chile could request authorization to offer alternative tariff plans and request the authority to issue complementary resolutions to Tariff Decree No. 187, which would allow for differentiated rates within each tariff area. In accordance with this decision, in the second half of 2001, the Company submitted a proposal to Subtel for alternative tariff plans for different customer categories. In this regard, on May 24, 2002, Subtel approved the Company’s proposal to offer prepaid service for fixed line customers. Moreover, on August 24, 2002, the Ministries issued Decree No. 455, which approved a high usage plan oriented toward residential customers and a very high usage plan oriented toward corporate customers, which were based on a flat monthly fee.

     Tariff Structure for 1999-2004

     In April of 1998, the Antitrust Commission determined that Telefónica Chile would be regulated as the dominant operator in all regions of Chile, except in Region X and Region XI and Easter Island. As determined by the Antitrust Commission, the dominant operator for Region X was Telefónica del Sur, for Region XI was Telcoy and for Easter Island was Entelphone. In this regard, Tariff Decree No. 187 was in effect since May 5, 1999 until May 5, 2004, setting maximum prices that the Company could charge for regulated services in those regions in which it was determined to be the dominant operator.

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

     Tariff Setting Process for Telefónica Chile’s Services for 2004-2009: Tariff Decree No. 169

     On January 13, 2003, Telefónica Chile requested that the Antitrust Commission, on the basis that market conditions are sufficient to guarantee healthy competition, rule in favor of fully deregulating tariffs in specific geographical areas. The Company also requested that, in cases where conditions are not sufficient to guarantee competition, the Antitrust Commission define the services that will be subject to tariff regulation by the corresponding ministries, nonetheless affording the Company the flexibility to offer alternative tariff plans different from the regulated rates without previous authorization.

     On May 22, 2003, the Antitrust Commission issued Resolution No. 686. This Resolution ruled against deregulation of rates charged by Telefónica Chile for services to the public. The Antitrust Commission did not issue a specific pronouncement regarding the request for tariff flexibility. In view of this, on September 1, 2003, the Company submitted to the Antitrust Commission a request for an explanation and expansion of Resolution No. 686 regarding tariff flexibility.

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

     On February 26, 2004 a rule of procedures regarding how the Company may offer alternative tariff plans was published in the Official Gazette. Some relevant aspects are that no previous authorization is required to offer these plans. Plans are not subject to maximum tariffs or predetermined structures and may include joint offers with other telecommunications and non-telecommunications services. As of December 31, 2006, the Company had launched more than 530 alternative plans under the new flexible tariff in local telephony services.

     By Open Resolution No. 1,559, dated December 1, 2006, the Office of the Undersecretary of Telecommunications lowered the average monthly consumption of “heavy use” plans to 7,000 minutes per client for 2007, compared to 9,500 minutes for 2006.

     Resolution No. 686 of May 2003, also defined the services subject to tariff regulation by the Ministries for the 2004–2009 tariff decree, which were substantially similar to the services regulated in Tariff Decree No. 187.

     In February 2005, Tariff Decree No. 169 was approved and published in the Official Gazette. Starting in May 2005 the Company began charging customers with the published rates retroactively from May 6, 2004, as required by the Telecommunications Law. The tariffs published on February 11, 2005, do not materially differ from those used to provision revenues from May 6, 2004 to December 31, 2004 in our consolidated financial statements. In addition to the new tariffs, Tariff Decree No. 169 also provides for seven tariff areas compared to four in the previous decree, three time slots (normal from 8:00 to 19:59 hrs.; reduced from 20:00 to 24:00 hrs.; and night from 0:00 to 8:00 hrs on weekdays) versus two in Tariff Decree No. 187, adjustments in the composition of the tariff indicator and a new prepaid tariff. The average variation in tariffs between Tariff Decree No. 169 and the existing Tariff Decree, based on 2003 traffic, is as follows:

Average Tariff Variation Between
Decree No. 169 and Decree
No. 187(1)

Fixed Charge	+7.7%
Variable Charge—Measured Local Service (MLS)	-18.3%
Local Tranche (to Mobile and Rural operators)	+48.2%
Local Tranche (to Internet and 10X numbers)	+28.3%
Access Charge	+49.1%

________________________________________
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

________________________________________
(1)	WDGPI: Wholesaler domestic goods price index

(2)	WIGPI: Wholesaler imported goods price index (U.S. dollar component)

(3)	CPI: Consumer price index

(4)	WPI: Wholesaler price index

(5)	Access charge index: A composite of access charges for non-Telefónica Chile operators

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

     On April 12, 2004, the Chilean General Comptroller approved the tariff decrees for mobile interconnection tariffs and interconnection facilities of the mobile telephony networks, applicable to the operators in this market for the 2004–2009 period, which were published in the Official Gazette on April 14, 2004. These decrees were applied retroactively to January 23, 2004 for mobile operators, except for Telefónica Móvil de Chile S.A. for which it is applied retroactively to February 12, 2004. The tariff decrees stipulate three time slots defined as “peak,” “reduced” and “night” and new per minute tariffs for the period. Tariffs implied a decline of 26.5% in the first year compared to the average tariff in Chilean pesos as of December 2002 with a subsequent 0.5% decrease per year thereafter. The new tariffs imply an average decrease of 27.4% for the period of 2004–2009 in comparison with the average tariff in Chilean pesos as of December 2002.

     In July 2004, the Company sold its mobile subsidiary and therefore is no longer regulated in this business. See “History and Development of the Company—Divestitures” above.

     Lawsuit Against the State of Chile

     On October 31, 2001, Telefónica Chile filed an administrative motion for reconsideration with the Ministries, to correct the following errors in the issuance of Tariff Decree No. 187: a mathematical error in determining the fixed monthly charge for telephone line service; unlawful application of the depreciation method; failure to consider the costs of telephone directories; incorrectly assuming lower investments related to the location of switching centers; erroneous application of the same local telephone service non-payment rate to the Calling Party Pays service; and failure to scale access charges and local tranche charges. On January 29, 2002, the Ministries issued a joint response rejecting the administrative motion filed by Telefónica Chile.

     Upon exhausting the administrative recourses available to correct what the Company believes are illegal actions taken in the tariff-setting process discussed above, in March 2002, Telefónica Chile filed a lawsuit for damages against the State of Chile. This legal action seeks damages in the amount of Ch$181,038 million (US$274 million, historical value as of the date of the lawsuit), plus adjustments and interests, covering past and prospective losses through May 2004 arising from errors incurred in Tariff Decree No. 187. Experts’ reports have been presented on various aspects of the case supporting the position held by Telefónica Chile’s position. On March 29, 2005, the judge called the period of discussion and proof provision from the interested parties to a close, in order to issue a sentence in first instance. A variety of expert reports have been presented on various aspects of the case supporting the position held by Telefónica Chile. The next phase in the process is the lower court’s decision, which had not been issued as of December 31, 2006. No assurance can be given as to the outcome or the timing of a final ruling.

     For further information regarding the lawsuit filed by the Company against the State of Chile, see “Item 8. Financial Information—Legal Proceedings.”

     RedVoiss Lawsuit

     On January 20, 2005, Telefónica Chile rejected every aspect of the complaint filed by the IP telephony company RedVoiss before the National Attorney for Economic Matters, alleging attempts to hinder free competition and the development and growth of broadband, particularly broadband IP telephony, by contractually prohibiting the provision of telephone services through the Internet broadband service provided by Telefónica Chile.

     Subsequently, RedVoiss filed a complaint before the Antitrust Commission based on the same allegations, and Telefónica Chile answered, again along the same lines, on March 14, 2005. In addition, the Company filed a counterclaim action against RedVoiss for hindering free competition by providing telephone service without the license required by law.

     On August 16, 2005, Telefónica Chile was notified of a complaint entered by the National Attorney for Economic Matters against the Company based on the same actions alleged by RedVoiss. In the complaint, the National Attorney for Economic Matters primarily asked the Antitrust Commission to find that Telefónica Chile infringed on free competition by creating artificial barriers to entry for new competitors. In addition, the National Attorney for Economic Matters asked the Court to void the clause prohibiting voice over IP and further requested a yearly fine of 350 Annual Tax Units (Chilean inflation-adjusted monetary unit, equivalent to Ch$386,472 or (US$726) at December 31, 2006) or any other amount deemed appropriate by the Commission. Lastly, the President of Chile was asked to examine the possibility of amending the current regulatory framework as needed. On September 2, 2005, Telefónica Chile formally rejected all charges contained in the complaint filed by the National Attorney for Economic Matters. On October 4, 2005, the Antitrust Commission accepted the Company’s request to advance to the evidence stage of the proceedings, and the Commission subsequently commenced the process of receiving and examining evidence.

     On October 26, 2006, the Company was notified of the Antitrust Commission’s ruling. The ruling accepted, in part, the complaint filed by Voissnet S.A. and the requirement of the National Economic Attorney General’s Office, and fined Telefónica Chile 1,500 Annual Tax Units (approximately Ch$580 million or US$1.1 million).

     On November 8, 2006, Telefónica Chile filed an appeal before the Supreme Court asking that the sentence be revoked and the Company be exonerated from any sanction. The Supreme Court has accepted the appeal for processing but has yet to set a date to hear arguments from the parties.

     Key Proposed Changes to the Regulatory Framework

     Commission of Telecommunications Experts

     On May 17, 2006, the Minister of Transportation and Telecommunications convened a commission of experts for the purpose of preventing regulations from becoming obsolete. This commission will perform its duties in two stages. During the initial stage, over a 90-day period, terms of reference for a telecommunications industry review were to be crafted. The second stage calls, over the course of one year, for proposing regulations consistent with industry demands; generating greater competition; eliminating barriers to entry and identifying consumer guarantees and rights.

     On October 11, 2006, the commission of experts issued a report entitled “Strategic Review of Telecommunications Regulations – Terms of Reference”, containing terms of reference for a future review of the telecommunications industry and identifying basic policy considerations which include the promotion of competition, tariff and access fee regulation, radio-electric spectrum management, equitable access to basic telecommunications services, quality of service and the regulatory institutional framework.

     Public Inquiries on Regulations for Network Unbundling and IP Telephony Services

     In July and August 2004, Subtel initiated a process of public inquiries addressed to the main participants in the telecommunications industry in connection with their proposals regarding Network Unbundling and IP Telephony.

     The Network Unbundling proposal (which was presented at a new public inquiry in December 2004) defines the service and its operating conditions, and includes new services which depart from those provided under Tariff Decree No. 169. Additionally, it creates new obligations for companies subject to network unbundling (obligation to invest, new client rights, differences in requirements based on technology type, among others). Furthermore, the new proposal creates a resale obligation for mobile operators and regulates resale conditions for wholesalers of alternative plans, which Telefónica Chile offers.

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

     On December 20, 2006, Subtel made a public inquiry on the proposed rules that govern the public voice over Internet service. As was required, Telefónica Chile provided its comments and proposals on January 26, 2007.

     From the new Regulation presented by Subtel, the most relevant proposals were:

  The concessionaries of public telephone services and long distance intermediate telecommunication services will be able to obtain concessions for the new service, without restrictions or limitations of any sort. This means that the Regulation project does not exclude or limit the participation of Telefónica Chile and Telefónica Larga Distancia.
  To provide public services of voice over Internet, a concession obtained by supreme decree will be required.
  The concessionaries of the new services must establish and accept the interconnection with telephony public services networks. Costs of interconnections must be charged to the new operators.
  The coverage of the concession will be nationwide.
  The concessionaries of the new services must provide access to emergency services and will not be obligated to distribute Phone Directories.
  The concessionaries will be able to use the telephone service numbering.
  The Regulation will come into effect 6 months from the date of the publication in the Official Gazette.

     Telefónica Chile remitted its observations on January 26, 2007.

     Thirty companies provided comments. In general, the telephone companies approve of the Regulation and favor the application of regulations similar to those of the public telephone service to voice over Internet. Companies from the computer sector, however, support having less regulations over this service.

     Public inquiry on “Bill amending law No. 18,168 (the General Telecommunications Act) so as to create a panel of experts to resolve disputes arising in the telecommunications industry”

     On September 6, 2006, Subtel announced a public inquiry on a bill to create a panel of experts, made up of seven professionals, to resolve disputes in the telecommunications industry. The document proposes, among other things, a list of matters to be resolved by the panel, the panel’s powers and duties, its composition (five engineers and two attorneys named by the Antitrust Commission), and the areas where it lacks jurisdiction. The costs of the panel will be borne by the concession holders on a prorated basis, which may take into account the value of their assets and/or the estimated number of disputes affecting them as well as the nature and complexity of these disputes.

     Telefónica Chile duly submitted its proposal and comments, along with Movistar, Telmex, Telefónica del Sur and Telcoy, GTD, VTR, Entel, SOFOFA, Colegio de Ingenieros, and Instituto Libertad y Desarrollo.

     The Ministry of Transportation and Telecommunications, acting through Subtel, is preparing an amended draft of the General Telecommunications Act.

     Public inquiry on “Removing obstacles for telecommunications development in the short term”

     On May 18, 2006, Subtel made a public inquiry to identify barriers and obstacles in the technical and regulatory standards that are impairing efficient market development in terms of competition, investment incentives and protection of users and customers of telecommunications services. In order to create a more equitable and competitive sector, this public consultation is ultimately aimed at identifying changes that can be made in the short term, such as repealing, amending, formally interpreting or making additions to any obsolete, ambiguous or missing legal provisions.

     On October 13, 2006, Subtel published a response to the 350 contributions received, addressing, among others, proposals by Telefónica Chile, Movistar, Telmex, Terra, Entel, VTR, Telefónica del Sur, Colegio de Ingenieros, and Grupo GTD. Part of the response includes a list of the commitments and actions that Subtel will take to address the problems. In accordance with its commitments made in the response document, Subtel is devoting efforts to help modify the technical norms. At present, 11 exempt resolutions that approve modifications of technical norms and regulations have been published.

     Bill to amend the free competition act

     On June 6, 2006, the Chilean government announced a legal initiative seeking to amend the law on free competition to eliminate the implicit risks in market concentration. This initiative is aimed at taking preventive action and increasing the maximum penalty that the Antitrust Commission may impose from 20,000 to 30,000 Annual Tax Units (US$ 22 million).

     Permit for limited cable television service

     By Open Resolution No. 1,605 dated December 23, 2005, Subtel granted Telefónica Multimedia Chile S.A. (formerly Tecnonáutica S.A.), a subsidiary of Telefónica Chile, a permit to operate limited satellite television service throughout Chile.

     In addition, pursuant to Subtel Resolution No. 81, dated February 21, 2006, Telefónica Multimedia Chile S.A. also holds a permit to provide limited television service over the Telefónica Chile broadband network for an unlimited term throughout the main communities of Chile, with the exception of the Region III and the Metropolitan Region. The license to provide this service using that technology for some communities in the Metropolitan Region was granted through Subtel Resolution No.260 of year 2007.

     Subtel also issued a technical standard to the effect that cable television service may be provided by means of any technology over physical networks, thereby covering the use of the ADSL broadband network to provide television service.

     The claim filed against Telefónica Chile by two television channels, Televisión Nacional and Canal 13, for including their broadcast signals in the pay television services distributed by the Company, was declared inadmissible by the Santiago Court of Appeals. This decision was subsequently upheld by the Supreme Court.

     Public hearings on digital terrestrial television

     On November 17, 2006, Telefónica Chile S.A. participated in a program of public hearings on the introduction of Digital Terrestrial Television (DTT) in Chile in order to help define the technical standard for DTT in Chile. The Minister of Transportation and Telecommunications opened the first public hearing and was joined by the Chairman of the National Television Council, representatives of the FUCATEL media observatory and representatives of the cable TV company VTR Banda Ancha S.A.

     In November and December, additional public hearings were held.

     Subtel reported that the technical standard on Digital Terrestrial Television will be released in early 2007 upon completion of the study it is conducting and the public hearings.

     Law Project that modifies the Telecommunications Development Fund

     Currently, companies with public and intermediate telecommunications service concessions that offer long distance services and companies with limited television service permits are required to participate in a Telecommunications Development Fund. In order to participate in this fund, these companies are required to create separate corporations, which are subject to the laws and standards governing publicly traded companies and to the regulation of the Superintendency of Securities and Insurance. However, Congress is evaluating a bill that would eliminate the obligation to create separate corporations to enable the concessionaries and permit holders to participate directly in the fund.

C. Organizational Structure

     Telefónica Internacional Chile owns 44.9% of all shares of Telefónica Chile and is a 99.9%-owned subsidiary of Telefónica Chile Holding B.V., which in turn is an indirectly wholly owned subsidiary of Telefónica S.A. which is a Spanish telecommunications company, and is a public corporation listed on the Madrid, London, Paris, Frankfurt, Tokyo, New York, Lima, São Paulo and Buenos Aires stock exchanges. Telefónica S.A. also has ownership interests in the following companies that operate in the Chilean market: Atento Chile S.A., Terra

Networks Chile S.A., Telefónica International Wholesale Services Chile S.A., Telefónica Móviles Soluciones y Aplicaciones S.A., Telefónica Móviles de Chile S.A. y Telefónica Móviles Chile S.A.

Subsidiaries and Certain Affiliates of Telefónica Chile

     The following chart sets forth the organization of Telefónica Chile’s subsidiaries and affiliates, all of which are Chilean corporations, except for TBS Celular Participaçoes S.A., which is a Brazilian corporation. Percentage ownership information is as of December 31, 2006.

     Telefónica Chile operates the Company’s local telephone service activities, the Company’s core business area. Telefónica Chile’s other business activities are managed through the following operating subsidiaries:

(*) Telefónica Chile holds 28.84% of Atento Chile S.A. through the additional equity interest of 1.4% from its subsidiaries Telefónica Larga Distancia and Telefónica Empresas.

Note: During 2006, the Company underwent a process of restructuring its organizational structure, with the goal of reducing costs and simplifying the Company’s management. In January 2006, the indirect subsidiaries, Telefónica Internet Empresas S.A. and Tecnonaútica S.A., became subsidiaries of Telefónica CTC Chile. Additionally, on February 28, 2006, Compañía de Telecomunicaciones de Chile S.A. acquired the remainder of Compañía de Telecomunicaciones de Chile Equipos y Servicios S.A. and dissolved this subsidiary. As a result, assets and liabilities of the subsidiary Compañía de Telecomunicaciones de Chile Equipos y Servicios S.A. were transferred to the parent company, which will be the continuing legal entity.

Additionally, at Telefonica Mundo’s and Globus’ extraordinary shareholders’ meetings held on April 19, 2006, the merger of both companies was approved, effective as of May 1, 2006. The name of the company changed to Telefonica Larga Distancia S.A.

In September, 2006, the subsidiary Instituto Telefónica Chile S.A. was created, to continue to offer training and education services, in accordance to the Chilean Law N°19,518.

     Subsidiaries and Related Companies

     Telefónica Larga Distancia

     Telefónica Larga Distancia S.A. (“Telefónica Larga Distancia”), formerly Telefónica Mundo S.A., a subsidiary formed in 1989 is the Company’s domestic and international long-distance subsidiary carrier. See “—Business Overview—Licenses and Tariffs—The Tariff System—Multicarrier System” and “—Business Overview—Licenses and Tariffs—Licenses.”

     The Government granted Telefónica Larga Distancia licenses to provide domestic and international long-distance services with its own equipment effective August 27, 1994.

     On October 14, 1998, Telefónica Chile completed its acquisition of 99.9% of the equity securities of VTR Larga Distancia, a telecommunications company offering data transmission and domestic and international long-distance services throughout Chile. The long-distance business of VTR Larga Distancia was transferred to a newly created Company long-distance subsidiary, Globus, and the data transmission business of VTR Larga Distancia was later absorbed by Telefónica Empresas, the subsidiary which largely forms the Company’s Corporate Customers Communications and Data business area. In 2006, Telefónica Larga Distancia was formed out of the merger of Globus with Telefónica Mundo.

     Telefónica Larga Distancia currently operates the most extensive fiber-optic network in the country, stretching from Region I (the Peruvian border) to Region XII (Punta Arenas), including connections to Peru and Argentina. In 2006, a new tranche of the network was inaugurated from Region X (Puerto Montt) to Region XII, passing through Argentina between Aduana Pajaritos (Region X) and Cerro Redondo (Region XII Telefónica Larga Distancia also operates digital satellite and microwave links). In addition, Telefónica Larga Distancia participates actively in the development and use of submarine fiber-optic networks such as Unisur, Americas I, Americas II, Atlantis II, Columbus II, Panamericano, Maya I, TPC-5, Pencan 5, Taino Caribe, Sea Me We and SAM-1 (Emergia), and in the Hispasat, Intelsat, Nahuelsat and Panamsat satellite systems.

     Telefónica Empresas

     In 1992, Telefónica Empresas CTC Chile S.A. (“Telefónica Empresas”) began operating Telefónica Chile’s private telecommunications services (including data transmission, and the sale and rental of networks and equipment) and managing the Company’s large business and institutional customer accounts.

     CTC-Equipos

     As of February 28, 2006, Compañía de Telecomunicaciones de Chile Equipos y Servicios S.A. (“CTC-Equipos”) was dissolved by transferring its assets and liabilities to Compañía de Telecomunicaciones de Chile S.A. that will be its continuing legal entity. CTC-Equipos operated Telefónica Chile’s public and rural telephone operations and provided home telephone installations, mainly for residential customers.

     t-gestiona

     On August 1, 2001, Telefónica Gestión de Servicios Compartidos Chile S.A. (“t-gestiona”) began operations. This subsidiary is responsible for the provision of support services to other business areas of the Company, including: logistics delivery, e-learning, fund management, insurance, collection, personnel, tax, real estate administration and general services.

     Instituto Telefónica

     In November 2006, a former Telefónica Chile subsidiary, Telepeajes, changed its name to Instituto Telefónica Chile and also changed its corporate purpose to training under the terms set forth in Law 19,518, including training in private security matters.

     Atento Chile

     Atento Chile S.A. (“Atento Chile”) was created on May 5, 1999. Currently Telefónica Chile holds 28.84% (27.41% directly and 1.43% indirectly) of this affiliate, which operates an integrated global call-center business platform among its members. Atento Chile offers Telefónica Chile directory assistance, technical assistance and customer complaint management, as well as general commercial and sales information.

     Telemergencia

     Telefónica Asistencia y Seguridad S.A. (“Telemergencia”) was created in 2001 to offer security services through alarm monitoring systems connected to the phone line, as well as home assistance services. Currently, Telefónica Chile holds 99.9% of the equities securities of this subsidiary.

     Fundación Telefónica

     Fundación Telefónica Chile (“Fundación Telefónica”) has existed since 1999 when it was created to contribute to the improvement of living conditions for the most vulnerable social groups, encouraging the development of education and equal opportunity by applying new information technologies to the learning process. The equity interest of Telefónica Chile in this subsidiary amounts to 50.0%.

     TBS Celular

     The primary purpose and activity of TBS Celular Participações S.A. (“TBS Celular”) is to hold the shares of Compañía Riograndense de Telecomunicaciones (CRT) acquired through an international bidding process conducted pursuant to Edital COD 04/96, or any other shares that may be offered in the future. In addition, TBS Celular performs any and all activities pertaining to the management of CRT, as well as to acquire an interest as a partner or shareholder in other companies in connection with its primary activities. The ownership interest of Telefónica Chile in this company is 2.61%.

     In February 2006, CRT merged with Vivo Participações S.A. (formerly Telesp Celular Participações S.A.), therefore Telefónica Chile now indirectly holds a 0.124% of Vivo Participações S.A. through TBS Celular.

D. Property, Plant and Equipment

     The principal plant and equipment of the Company consists of outside plant and switching equipment and operating units that are located throughout the country. Furthermore, an extensive network consisting of 687 central switches linked by 57,552 kilometers of copper cabling and 5,746 kilometers of local fiber opticare installed. These represent 3.0 million lines, of which 2.2 million are in service. Within the xDSL broadband network, the Company has deployed 1200 broadband nodes (DSLAM) with capacity to serve roughly 600,000 clients. In addition, in June 2006, Telefónica Chile launched a new satellite digital television service closing 2006 with 94,209 clients with an average of 2.5 STB (Set-Top Box) per home. Additionally, Telefónica Chile’s long distance subsidiary currently owns the longest LD fiber-optic network in the country (4,200 kilometers), which includes connections to Peru and Argentina. The Company’s land and buildings principally consist of its telephone exchanges and other technical, administrative and commercial properties. As of December 31, 2006, the Company’s telephone plants and equipment represented 70.8% of its gross fixed assets (including depreciation); construction in progress represented 2.4%, land and buildings represented 20.8%, and furniture, office equipment and other assets represented 6.0% .

     Substantially all of Telefónica Chile’s telephone exchanges are situated within buildings owned by the Company. Telefónica Chile also owns its corporate headquarters located at Avenida Providencia 111 in Santiago. This building, which houses the Company’s principal offices, was completed in October 1996 and currently provides office space for the majority of the administrative and technical staff of Telefónica Chile and its subsidiaries. The assets of Telefónica Chile and its subsidiaries are insured, subject to standard deductibles and other terms and conditions, for all events of physical damage and loss of revenue resulting from service outages. As of December 31, 2006, the value of the assets and operating revenue insured totaled approximately Ch$1,298,377 million (US$2.439 million), which consisted of Ch$869,370 million (US$1.633 million) in insured assets and Ch$429,007 million (US$806 million) in insured revenues.

ITEM 4A. UNRESOLVED STAFF COMMENTS

     None.

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

Overview

     Telefónica Chile is the largest local telephony operator in Chile, with a market share, as of December 31, 2006, of 68% (according to Company estimates). The Company provides a broad range of telecommunications services throughout Chile, including local telephone service, domestic and international long-distance service, data transmission, broadband access and services, dedicated lines, terminal equipment sales and leasing, public telephone service, interconnection services, certain value-added services, Internet access for corporate customers and, since June 2006, now provides pay television service. Until June 30, 2004, Telefónica Chile provided mobile communications services. These services ended as a result of the sale of the mobile subsidiary in July 2004. The key performance indicators for each of these services are described in detail in “Item 4. Information on the Company—Business Overview—Products and Services.”

     Several of the factors described below have been particularly significant in the recent years and are expected to continue to influence our financial results in the future. See also “D. Trend Information.” The most significant factors that influence our financial results are as follows:

     Regulation

     The Company’s results from operations are significantly affected by the regulatory regime to which it is subject. In particular, the maximum rates and fees that the Company can charge for certain local telephony services, which together accounted for 42% of the Company’s operating revenues in 2006 are set by tariff, and this tariff does not equally apply to other local telephony operators, mobile phone service providers and cable telephony operators with which the Company competes.

     On May 4, 2004, a new Tariff Decree No. 169 for the period between May 6, 2004 and May 6, 2009 was issued by Subtel. This Tariff Decree was ratified and published in the Official Gazette on February 11, 2005. The maximum rates applicable under the new tariffs principally affect revenues from local telephone services, public telephone service “payphones,” fixed-line connections and other services associated with local telephone service. The application of the local telephone tariffs, defined by Tariff Decree No. 169 for the period 2004–2009, resulted in a minor impact in the 2004 and 2005 financial statements of Telefónica Chile. See “Item 4. Information on the Company—Business Overview—Licenses and Tariffs—The Tariff System.”

     In February 2004, Telefónica Chile was authorized to offer alternative tariff plans to the regulated plan consisting of a fixed charge plus variable charge. This new regulatory rule allowed the Company to offer alternatives to the regulated plan without previous authorization by the Regulator and compete by adapting to customers’ needs. These plans are not subject to maximum tariffs or predetermined structures and may include joint offers with other services. As of December 31, 2006, 1,324,597 lines have been signed up for flexible tariff plans, representing 59.8% of the Company’s total lines in service. Although the effective rates charged for flexible tariff plans are less than those charged in traditional plans, these types of products still allow the Company to use the available capacity of the network to be more competitive, helping to counteract the fall in fixed lines, as they are marketed as part of bundles with broadband and television. See “Item 4. Information on the Company—Business Overview—Products and Services.”

     Sale of the mobile telephone business

     Results of operations for the year ended December 31, 2004 reflect the effects of the sale of our subsidiary Telefónica Móvil de Chile S.A. in July 2004, which produced a gain of approximately Ch$321,071 million. As of July 2004, the Company no longer consolidated the mobile operations.

Telefónica Móvil de Chile S.A. accounted for 29.2% of our operating revenues in 2003 and 32.1% of our operating revenues during the first six months of 2004.

     The sale agreement restricts the Company from participating in the mobile telephony business for a period of two years from the date of the sale.

     New TV business

     To strengthen the Company’s leadership and broadband growth, in June 2006, Telefonica Chile launched a new pay TV service to its different client segments. This product has enabled the Company to strengthen client loyalty and earn new customers using the current infrastructure, increasing the revenue per client.

     The pay TV service is provided by the Telefónica Multimedia Chile S.A. subsidiary, and it is marketed in bundles: “Dúo”, combining television and fixed telephone service, and “Trío”, combining television, fixed telephony, and broadband service.

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

     Property, Plant and Equipment. The Company believes that the accounting estimates related to the establishment of the depreciable lives of assets is a “critical accounting estimate” because it requires management to make assumptions about technology evolution and competitive uses of assets. Management’s assumptions about technology and its future development require significant judgment because the timing and impacts of technological advances are difficult to predict. For a description of our principal assets and what their depreciable lives are, see Note 2 of our Audited Consolidated Financial Statements included herein. Depreciation represented 37.8%, 39.8% and 41.9% of total operating costs and expenses for the years 2004, 2005 and 2006, respectively.

     Impairment of Long-lived Assets. We evaluate finite-lived assets we hold and use for impairment when there are changes in circumstances which indicate that the carrying amount of the assets may not be recoverable. Recoverability of assets to be held and used is measured under Chilean GAAP by comparison of the carrying amount of an asset to its recoverable amount, calculated as discounted future net cash flows expected to result from the use of the asset and eventual disposition. Should a comparison of undiscounted cash flows versus book value indicate inability to recover the asset’s book value, the measurement of the impairment would be performed as described above. The most significant estimates made in determining discounted future net cash flows include the selection of the appropriate discount rates and the number of years on which to base the cash flow projection, as well as historical results adjusted for anticipated operating conditions.

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

     The Company has evaluated the recoverability of its recorded goodwill in accordance with Technical Bulletin No. 56 and No. 72, based on the fair values of the assets and liabilities acquired, any excess of the purchase of assets and the liabilities assumed will be allocated to goodwill. As of December 31, 2005 and 2006, there were no indicators of an impairment of goodwill.

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

     The allowance for doubtful accounts was Ch$64,607 million and Ch$66,846 million as of December 31, 2005 and 2006, respectively.

     Severance Indemnity. We sponsor a severance indemnity plan for employees which is treated, for accounting purposes, as a defined benefit plan. The defined benefit pension plan pays benefits to employees at retirement using formulas based on participants’ years of service and compensation. These obligations are recorded at the present value of the liability determined using an annual discount rate of 6% considering the projected service periods of the employee determined on the basis of actuarial assumptions, at each year-end based on the current salary. We fund these plans as claims are incurred.

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

     In the year 2005, changes to the underlying assumptions were implemented in the determination of the projected benefit obligation based on actuarial valuation. In the year 2006, the underlying discount rate was changed from 7% to 6%. The effects of these changes are described in Note 3 to the “financial statements”.

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

     Derivatives. The Company’s financial derivative instruments are primarily foreign currency forward exchange contracts to purchase US dollars and cross country interest rate swaps. The Company records these financial derivative contracts at fair value. Estimates of fair values of financial instruments for which no quoted prices or secondary market exists have been made using valuation techniques such as forward pricing models, present value of estimated future cash flows, and other modeling techniques. These estimates of fair value include assumptions made by the Company about market variables that may change in the future. Changes in assumptions could have a significant impact on the estimate of fair values disclosed. The net asset (liability) recorded under Chilean GAAP related to financial derivative instruments was Ch$(28,939) million and Ch$(27,663) million as of December 31, 2005 and 2006, respectively.

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

     The net deferred tax liability was Ch$44,177 million, Ch$47,658 million, and Ch$41,132 million as of December 31, 2004, 2005 and 2006, respectively.

     Provisions. Provisions are recorded when, at the end of the periods, the Company has a present obligation as a result of past events, whose settlement requires an outflow of resources that is considered probable and can be measured reliably. This obligation may be legal or constructive, arising from, but not limited to, regulation, contracts, common practice or public commitments, which have created a valid expectation for third parties that the Company will assume certain responsibilities. The amount recorded is the best estimation performed by the management in respect of the expenditure that will be required to settle the obligation, considering all the information available at the closing date, including the opinion of external experts, such as legal advisors or consultants.

     If we are unable to reliably measure the obligation, no provision is recorded and information is then presented in the notes to the Consolidated Financial Statements.

     Because of the inherent uncertainties in this estimation, actual expenditures may be different from the originally estimated amount recognized.

     Convergence of Chilean accounting standards with International Financial Reporting Standards (IFRS). In 2004, the SVS began working to promote the convergence of Chilean accounting standards with International

Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB), as recommended by the World Bank. At the end of 2005, the SVS established a timeline, such that publicly listed companies will be required to apply the new set of rules beginning on January 1, 2009. Several different regulatory organizations have been collaborating on this initiative, in particular the Chilean Association of Accountants, which is in charge of the convergence process in Chile. The financial statements for the years ended December 31, 2009 and thereafter must be presented in accordance with IFRS, and they must include comparative information for the previous period.

     For a description of significant differences between Chilean GAAP and US GAAP, please see Item 18. Financial Statements – Note 37 – Differences Between Chilean And United States Generally Accepted Accounting Principles.

A. Operating Results

     Figures from previous years in the following discussion are adjusted for general price-level changes and expressed in millions of constant Chilean pesos as of December 31, 2006.

Net Income and Operating Revenues for 2004, 2005 and 2006.

     The following table presents historical information regarding the contribution, by amount and as a percentage of total operating revenues, of each of the Company’s business segments to the Company’s total operating revenues during the periods indicated below, calculated in accordance with Chilean GAAP.

Operating Revenues

	Years ended December 31,

	2004		2005		2006

		% of Total		% of Total		% of Total
		Operating		Operating		Operating
	Revenues	Revenues	Revenues	Revenues	Revenues	Revenues

	(in millions of constant Ch$ as of December 31, 2006,
	except percentage amounts)
Fixed Telecommunications	446,609	60.1%	450,748	76.0%	439,548	76.2%
Basic Telephony	317,169	42.7%	300,464	50.7%	264,380	45.8%
Telephone line service fee	155,283	20.9%	126,134	21.3%	80,678	14.0%
Variable charge	125,020	16.8%	98,943	16.7%	69,869	12.1%
Connections and other installations	4,121	0.6%	3,349	0.6%	1,482	0.3%
Plans of minutes (tariff flexibility)(1)	9,194	1.2%	46,687	7.9%	90,429	15.7%
Value-added services	18,074	2.4%	19,884	3.4%	16,562	2.9%
Other basic telephony revenues	5,477	0.7%	5,467	0.9%	5,360	0.9%
Broadband	26,615	3.6%	43,802	7.4%	61,297	10.6%
Access charges and Interconnections	33,411	4.5%	44,928	7.6%	51,221	8.9%
Domestic long-distance	10,705	1.4%	10,561	1.8%	8,494	1.5%
International long-distance	2,969	0.4%	2,421	0.4%	1,597	0.3%
Other interconnection services	19,737	2.7%	31,947	5.4%	41,130	7.1%
Other Fixed Telecommunications
businesses	69,412	9.3%	61,553	10.4%	62,650	10.9%
Directory Advertising	6,221	0.8%	5,482	0.9%	4,342	0.8%
ISP-switched and dedicated	3,298	0.4%	2,583	0.4%	2,226	0.4%
Security services (Telemergencia)	7,066	1.0%	8,251	1.4%	8,825	1.5%
Public telephones	11,464	1.5%	10,025	1.7%	9,963	1.7%
Interior installations	33,081	4.4%	31,331	5.3%	30,654	5.3%
Equipment marketing	8,281	1.1%	3,881	0.7%	2,848	0.5%
Pay Television(5)	-	0.0%	-	0.0%	3,792	0.7%
Long-Distance(2)	65,146	8.8%	59,190	10.0%	58,922	10.2%
Corporate Communications Customer	87,694	11.8%	79,853	13.5%	76,113	13.2%
Other Businesses(3)	4,172	0.6%	3,113	0.5%	2,621	0.5%
Mobile Communications(4)	139,850	18.8%	-	0.0%	-	0.0%
Total Operating Revenues	743,471	100.0%	592,904	100.0%	577,204	100.0%
________________________________________
(1)
Beginning in February 2004, the Company was allowed to offer different plans for fixed telephony as alternatives to the regulated plan. See “Item 4. Information on the Company—Business Overview—Licenses and Tariffs.”

(2)	Revenues from long-distance service include revenues from long-distance traffic and the rental of the long-distance network to other telecommunications operators.

(3)	Revenues from other businesses include revenues from Tecnonáutica and t-gestiona, among others.

(4)
On July 23, 2004, Telefónica Chile sold to TEM 100% of the Company’s subsidiary, Telefónica Móvil de Chile S.A. The transaction was approved by shareholders in an extraordinary shareholders’ meeting held on July 15, 2004.

(5)	Pay TV business launched on June 14, 2006

Results of Operations for the Year Ended December 31, 2006 Compared to the Year Ended December 31, 2005

     Operating Revenues

     Operating revenues decreased by 2.6% to Ch$577,204 million (US$1,084.2 million) in 2006 from Ch$592,904 million in 2005. The decrease is mainly due to a 12% drop of revenues from basic telephony and a 4.7% decrease of corporate communications revenues, due to lower traffic and revenues from services. This, however, was partially compensated by a 93.7% increase of revenues from flexible plans and a 39.9% increase from broadband revenues.

     Revenues from Fixed Telecommunications Services

     Fixed telecommunications revenues, which accounted for 76.2% of the Company’s operating revenues in 2006, decreased by 2.5% to Ch$439,548 million (US$825.6 million) compared to Ch$450,748 in 2005. The fixed telecommunications business segment includes revenues from (i) basic telephony that consists of traditional telephone service, (ii) broadband services, (iii) access charges and interconnections and (iv) other fixed telecommunications business (which includes directory advertising, ISP for companies and small and medium businesses, security services such as alarm monitoring through fixed lines, public telephones and interior installations, equipment sales and rental and others).

     Basic Telephony. Revenues from basic telephony represented 60.1% of all revenues from fixed telecommunications services in 2006, which includes telephone line service fees (fixed monthly charges), variable charges, connections and other installations, plans of minutes associated to tariff flexibility and certain value-added services, among others. Basic telephony revenues decreased 12% in 2006 to Ch$264,380 million (US$496.6 million) from Ch$300,464 million in 2005, mainly due to: (i) a 36.0% decrease in revenues from fixed monthly charges to Ch$80,678 million (US$151.5 million) in 2006 from Ch$126,134 million in 2005, primarily because of a decrease in the number of lines that are charged fixed monthly and variable charges, as part of those with traditional lines (subject to tariff regulation) that have migrated to flexible plans such as “minute plans” and “prepaid plans,” which do not charge a monthly telephone line service fee (fixed charge); and (ii) a 29.4% decrease in revenues from variable charges to Ch$69,869 million (US$131.2 million) in 2006 from Ch$98,943 million in 2005, as a result of a 21.3% decrease in local traffic and the migration of traditional clients to flexible plans.

     Additionally, basic telephony revenues were impacted by a 55.7% decrease in revenues from installations and connections, to Ch$1,482 million (US$2.8 million) in 2006 from Ch$3,349 million in 2005. They were also affected by a 16.7% decrease in value added services to Ch$16,562 (US$31 million) in 2006 from Ch$19,884 million in 2005. However, the implementation of minute plans allowed by new tariff flexibility generated revenues in the amount of Ch$90,429 million (US$169.9 million) increasing 93.7% in comparison to the previous year. See “Item 4. Information on the Company—Business Overview—Licenses and Tariffs—The Tariff System.” As part of those with traditional lines (subject to tariff regulation) have migrated to flexible plans, revenues from fixed monthly charge, variable charge and flexible plans together decreased 11.3% mainly because of the lower average traffic per line. As of December 31, 2006, average lines in service decreased 4.8% as compared to year 2005.

     Other basic telephony revenues include revenues from, among other things, operator services and rural telephony and dedicated lines for the Internet. These revenues decreased 2% in 2006 to Ch$5,360 million (US$10.1 million) as compared to Ch$5,467 million in 2005.

     Broadband Services. Broadband revenues represented 13.9% of all revenues from fixed telecommunications services in 2006, and include revenues from broadband Internet access provided by the Company through ADSL to residential, small and medium-sized companies and to corporate customers. Broadband revenues grew 39.9% to Ch$61,297 million (US$115.1 million) in 2006 as compared to Ch$43,802 million in 2005, owing to a 57.7% increase in ADSL connections in the year. As of December 31, 2006, the number of broadband connections totaled 495,479.

     Access charges and interconnection. Access charges and interconnection include revenues from interconnection charges generated by long-distance carriers, as well as those paid by other telecommunications operators that use Telefónica Chile’s network and data-processing services such as metering, rating, billing and collections offered to long-distance operators. Access charges and interconnection revenues increased by 14.0% to Ch$51,221 million (US$96.2 million) in 2006 from Ch$44,929 million in 2005. This was mainly due to a 28.7% increase of other interconnection services. There was a decrease of 19.6% and 34.0% in domestic long-distance and international long-distance access charges revenues, respectively, mainly due to an 18% decrease in access charges traffic.

     Other fixed telecommunications business. Other fixed telecommunications business revenues represented 14.3% of all revenues from fixed telecommunications services in 2006, which includes revenues generated by the Company’s contract with Publiguías. Pursuant to the agreement, Telefónica Chile receives a percentage of the revenues generated by the sale of advertisements in the Yellow Pages and the White Pages, published by Publiguías, revenues from Internet access provided by the subsidiary Telefónica Internet Empresas (TIE) to switched and dedicated customers, revenues originated in the subsidiary Telemergencia (home security services), and revenues from public telephones, interior installations and terminal equipment marketing that includes the sale and leasing of telecommunications equipment, such as telephones, facsimiles and multiple lines. These revenues increased by 1.8% in 2006 to Ch$62,650 million (US$117.7 million) as compared to Ch$61,553 million in 2005, mainly due to a 7.0% increase in revenues from home security services reaching Ch$8,825 million (US$16.6 million) in 2006 compared to Ch$8,251 million in 2005 and revenues from digital television services reaching Ch$3,792 million (US$7.1 million) during the present year. This was offset by a 26.6% decrease in terminal equipment marketing, a 2.2% decrease in revenues from interior installation, a 20.8% decrease in phonebook advertising revenues and a 13.8% decrease in revenues from switched and dedicated ISP services.

     Revenues from Long-Distance Services

     Revenues from the long-distance business segment, which accounted for 10.2% of total revenues in 2006, decreased by 0.5% to Ch$58,922 million (US$110.7 million) compared to Ch$59,190 million in 2005. Long-distance revenues include revenues from domestic and international long-distance traffic carried by the Company, as well as revenues from the rental of the Company’s long-distance network to other telecom operators. The decrease in long-distance revenues was mainly attributable to a 7.1% decrease in DLD revenues and an 8.1% decrease in rental capacity. However, this was compensated by a 13.5% increase of revenues from ILD.

     The increase in ILD revenues is mainly due to the absence in 2006 of an extraordinary charge associated with incoming ILD traffic revenues of Ch$2,612 million (US$4.9 million) in 2005.

     Revenues from Corporate Customers Communications

     Revenues from the Corporate Customers Communications and Data business segment, which accounted for 13.2% of the Company’s revenues in 2006, decreased by 4.7% to Ch$76,113 million (US$143.0 million) compared to Ch$79,853 million in 2005. Corporate Customers Communications and Data includes revenues from (i) the sale and rental of telecommunications equipment to large corporate customers (i.e., fax, PABX, etc.), (ii) complementary telephone services, such as 800 numbers and digital communication services, (iii) data services, including ATM, Frame Relay, data equipment and services related to the IP network, and (iv) dedicated links and other services, including videoconference, Datared, E1 Links and VSAT, housing and hosting and consulting services to large corporate customers.

     The decrease in revenues was mainly due to (i) a 6.8% decrease in data services revenues to Ch$26,757 million (US$50.3 million) from Ch$28,709 million in 2005 together with a 17.1% decrease in revenues from terminal equipment marketing and a 8.3% fall in revenues from complementary services. Revenues from circuits and others partially compensated this with an 8.0% increase during 2006. Data links through the IP network continued to grow (dedicated IP) reaching a 16.2% increase during this year.

     Revenues from Other Businesses

     Revenues from other businesses, which accounted for 0.5% of the Company’s revenues in 2006, decreased by 15.8% to Ch$2,621 million (US$4.9 million) as compared to Ch$3,133 million in 2005. Revenues from other businesses include revenues from other subsidiaries including Tecnonáutica and t-gestiona, among others.

Operating Costs and Administration and Selling Expenses

     Operating costs and administrative and selling expenses decreased by 1.9% to Ch$494,580 million (US$929.0 million) in 2006, as compared to Ch$503,979 million in 2005. This was a result of a Ch$12,090 million (US$22.7 million) decrease in salaries, due to the restructuring carried out in early 2006, and a 1.7% decrease in other operational costs, which was partially offset by an increase in depreciation costs.

     Operating costs and expenses. Operating costs and expenses decreased by 2.1% to Ch$373,025 million (US$700.7 million) in 2006, as compared to Ch$380,888 million in 2005, mainly because of other operating costs, which represented 35.7% of total operating costs and expenses in 2006, decreased by 7.0% to Ch$133,577 million (US$250.9 million) from Ch$143,602 million in 2005, due to lower general expenses and a reduction in uncollectible accounts costs. During 2006, the Company continued implementing strict policies to control uncollectibles such as automatic disconnections of lines with more than 120-day past due invoices and strict policies for admitting new customers. Provisions for doubtful accounts as a percentage of revenues was 3.2% as of December 31, 2006, compared to 3.6% in the previous year.

     The above was partly offset by the increase in operating salaries and related costs, which represented 8.9% of total operating costs and expenses during 2006. Operating salaries and related costs increased by 1.3% to Ch$44,232 million (US$83.1 million) from Ch$43,612 million in 2005. In addition, depreciation, which accounted for 52.5% of total operating costs and expenses, increased 1.4% to Ch$196,146 million (US$368.4 million) in 2006 from Ch$193,673 million in 2005, mainly due to the review of the useful lives of assets.

     Administrative and selling expenses. Administrative and selling expenses, which accounted for 24.6% of total operating costs and administrative and selling expenses in 2006, decreased by 1.2% to Ch$121,555 million (US$228.3 million) from Ch$123,091 million in 2005, mainly due to salary savings due to personnel reductions at the beginning of 2006. Operating salaries and related costs, which represented 20.3% of total operating costs and expenses during 2006, decreased by 34.2% to Ch$24,416 million (US$45.9 million) from Ch$37,126 million in 2005. The above was partly offset by higher costs and sales commissions related to broadband business (ADSL), television and corporate communications.

Operating Income

     Operating income decreased by 7.1% to Ch$82,624 million (US$155.2 million) during 2006 from Ch$88,925 million in 2005, due to a 2.6% decrease in operating revenues and a 1.9% decrease in operating expenses.

Other Income (Expenses) or Non-Operating Results

     Interest income. Interest income decreased by 45.6% to Ch$4,437 million (US$8.3 million) in 2006 from Ch$8,153 million in 2005, mainly due to higher fund volumes transitorily destined to financial investments during 2005.

     Interest expense. Interest expense decreased by 35.3% to Ch$19,480 million (US$36.6 million) in 2006 from Ch$30,121 million in 2005, mainly due to a small financial debt and a better international risk classification, varying from BAA2 to BAA1.

     Price level restatement and exchange differences, net. Price level restatement and exchange differences, recorded a net gain in the amount of Ch$666 million in 2006, as compared to a gain of Ch$2,962 million in 2005.

     Price level restatement registered a gain of Ch$501 million (US$0.9 million) in 2006 as compared to a gain of Ch$1,986 million in 2005. The price level restatement reflects the net impact on the Company’s accounts of purchasing power gain and loss on indexing. The Company will recognize a purchasing power gain or a loss on indexing on its statement of operations whenever the Company’s average monetary liabilities for a given period during which inflation occurs (determined monthly) exceed or fall below its average monetary assets. The Company’s average UF and Chilean peso denominated liabilities and revenues fell below its average UF and Chilean peso denominated assets and expenses, resulting in a purchasing-power gain for the period, as shown in Note 27 to the Audited Consolidated Financial Statements. The principal inflation index-linked unit used in Chile is the UF, a rate that is set monthly for each day of the coming month to reflect the prior month’s change in the Chilean CPI. As of December 31, 2006, one UF was equal to Ch$18,336.38 (US$34.4) .

     Exchange rate differences registered a gain of Ch$165 million (US$0.3 million) from exchange rate differences in 2006, as compared to a gain of Ch$976 million from exchange rate differences in 2005, as shown in Note 28 to the Audited Consolidated Financial Statements. To the extent that, during any given period, the Company has net liabilities denominated in a foreign currency (such as the U.S. dollar or euros) and the Chilean peso may depreciate or appreciate in nominal terms against that currency, the Company may recognize for that period a foreign exchange loss or gain. Nevertheless the conservative hedging policy of the Company for foreign-currency denominated interest-bearing debt allows the Company to minimize the exchange rate variation risk in results. During 2006, appreciation of the inflation-adjusted Chilean peso against the U.S. dollar was 1.72% .

     Other non-operating results. Other non-operating results recorded a loss of Ch$29,713 million (US$55.8 million) in 2006, compared to a loss of Ch$29,089 million in 2005, resulting in a 2.1% increase in loss.

     The Company recognized: (i) a charge of Ch$9,529 million (US$17.9 million) in 2006 as compared to Ch$2,071 million in 2005 for severance payments; (ii) a charge of Ch$2,534 million (US$4.8 million) in 2006 as compared to Ch$2,886 million in 2005 for provision for obsolete assets; (iii) a write-off of out-of-service property, plant and equipment, for Ch$1,516 million (US$2.9 million) in 2006 as compared to Ch$4,471 million in 2005; and (iv) lawsuit indemnities and other provisions for Ch$1,665 million (US$3.1 million) in 2006 as compared to Ch$1,189 million in 2005.

     Income Taxes. The Company recorded an income tax charge in the amount of Ch$29,600 million (US$55.6 million) in 2006 corresponding to an effective consolidated tax rate for the Company of 55.9% compared to an income tax charge of Ch$34,093 million in 2005 corresponding to an effective consolidated tax rate for the Company of 57.0%. Income taxes include current income tax expenses, taxes provision for the period, as well as deferred taxes from the period and from previous periods (complementary accounts), as shown in Note 8(c) to the Audited Consolidated Financial Statements. The Company’s effective income tax rate in 2006 was principally affected by a charge of Ch$13,815 million (US$26.0 million) which represented the effect of amortization of deferred assets and liabilities of complementary accounts associated with deferred taxes incurred during previous periods, by price-level restatement not accepted for tax purposes of Ch$2,621 million (US$4.9 million) and by other non-deductible items of Ch$3,618 million (US$6.8 million).

     The income tax charge includes a charge of Ch$16,932 million (US$31.8 million) related to the reversal of temporary differences associated with deferred tax liabilities related mainly to accelerated depreciation due to the fact that investments have decreased in the last six years generating lower temporary liabilities than temporary assets and Ch$19 million for tax benefits from loss carry forwards.

Net Income (Loss)

     As a result of the above, Telefónica Chile’s net results amounted to a net income of Ch$23,353 million (US$43.9 million) in 2006, as compared to a net income of Ch$25,712 million recorded in 2005. For 2006, the contribution to the consolidated net income by business segment was as follows: (i) a net loss of Ch$5,789 million in fixed telephony; (ii) net income of Ch$15,122 million in long distance; (iii) net income of Ch$13,297 million in corporate customers communications and data; and (iv) a net income of Ch$723 million in other businesses.

Results of Operations for the Year Ended December 31, 2005 Compared to the Year Ended December 31, 2004

     Results of operations for the year ended December 31, 2004, reflect the effects of the sale of our subsidiary Telefónica Móvil de Chile S.A. in July 2004, which produced a gain of approximately Ch$321,071 million. As of July 2004, the Company no longer consolidated the mobile operations. In order to assist the reader in understanding the effect after the sale of the mobile subsidiary on our reported results the following table shows operating results of the Company excluding the mobile operations.

	2003(1) (excluding	2004(1) (excluding		04/03	05/04
	mobile operations)	mobile operations)	2005	Variation	Variation

Operating Revenues excluding mobile operations	635,095	609,792	592,905	-4.0%	-2.8%
Operating Expenses and	-524,669	-501,248	-503,980	-4.5%	0.5%
Administrative and Selling Expenses
Operating Income excluding mobile operations	110,426	108,544	88,925	-1.7%	-18.1%

Operating Revenues from mobile operation	246,132	133,679	-
Operating Expenses from mobile operation	-231,487	-137,363	-
Operating Income	125,070	104,860	88,925	-16.2%	-15.2%
________________________________________
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

     Operating Revenues

     Operating revenues decreased by 20.3% to Ch$592,904 million (US$1,109.4 million) in 2005 from Ch$743,471 million in 2004. The decrease in revenues is mainly explained by the deconsolidation of Telefónica Móvil de Chile S.A. in July 2004. On July 23, 2004, the Company sold 100% of the shares of its mobile subsidiary, Telefónica Móvil de Chile S.A to TEM. Consequently, as of July 1, 2004, the Company no longer consolidated the mobile revenues in its operating activities. Excluding revenues of the mobile business in year 2004, total consolidated revenues would have decreased 2.9% mainly because of a 5.3% decrease in revenues from the fixed telecommunications business, explained by a drop in revenues from basic telephony, compensated in part by increases in revenues from broadband and access charges, as explained below.

     Revenues from Fixed Telecommunications Services

     Fixed telecommunications revenues, which accounted for 76.0% of the Company’s operating revenues in 2005, increased by 0.9% to Ch$450,747 million (US$843.4 million) compared to Ch$446,609 in 2004. The fixed telecommunications business segment includes revenues from (i) basic telephony that consists of traditional telephone service, (ii) broadband services, (iii) access charges and interconnections and (iv) other fixed telecommunications business (which includes directory advertising, ISP for companies and small and medium businesses, security services such as alarm monitoring through fixed lines, public telephones and interior installations and equipment sales and rental).

     Basic Telephony. Revenues from basic telephony represented 66.7% of all revenues from fixed telecommunications services in 2005, which includes telephone line service fees (fixed monthly charges), variable charges, connections and other installations, plans of minutes associated to tariff flexibility and certain value-added services, among others. Basic telephony revenues decreased 5.3% in 2005 to Ch$300,464 million (US$562.2 million) from Ch$317,169 million in 2004, mainly explained by a (i) 18.8% decrease in revenues from fixed monthly charges to Ch$126,133 million (US$236.0 million) in 2005 from Ch$155,283 million in 2004, mainly because of a decrease in the number of lines that are charged fixed monthly and variable charges, as part of those with traditional lines (subject to tariff regulation) have migrated to flexible plans such as “minute plans” and “prepaid plans,” which do not charge a monthly telephone line service fee (fixed charge), which offset the 7.7% average increase in rates applied since May 2004, in accordance to the new Tariff Decree No. 169. See “Item 4. Information on the Company—Business Overview—Licenses and Tariffs—The Tariff System”; and (ii) a 20.9% decrease in revenues from variable charges to Ch$98,943 million (US$185.1 million) in 2005 from Ch$125,020 million in 2004, as a result of a 12.7% decrease in local traffic, the migration of traditional clients to flexible plans and the 18.3% average rates decrease applied since May 2004, in accordance with new Tariff Decree No. 169.

     Additionally, basic telephony revenues were impacted by an 18.7% decrease in revenues from installations and connections, to Ch$3,348 million (US$6.3 million) in 2005 from Ch$4,121 million in 2004, principally because of a 26.4% drop in other installations, such as replacement of lines and charges for transferring and moving fixed lines, of Ch$1,842 million (US$3.4 million) in 2005 from Ch$2,503 million in 2004. The aforementioned were partially offset by a 10% increase in value added services to Ch$19,883 (US$37.2 million) in 2005 from Ch$18,074 million in 2004. Similarly, the implementation of minute plans allowed by new tariff flexibility, generated revenues in the amount of Ch$46,687 million (US$87.4 million). See “Item 4. Information on the Company—Business Overview—Licenses and Tariffs—The Tariff System.” As part of those with traditional lines (subject to tariff regulation) have migrated to flexible plans, revenues from fixed monthly charge, variable charge and flexible plans together decreased 5.1% because of the lower average traffic per line. As of December 31, 2005 average lines in service increased 1.9% as compared to year 2004.

     Other basic telephony revenues include revenues from, among other things, operator services and rural telephony and dedicated lines for the Internet. These revenues decreased slightly 0.2% in 2005 to Ch$5,467 million (US$10.2 million) as compared to Ch$5,477 million in 2004.

     Broadband Services. Broadband revenues represented 9.7% of all revenues from fixed telecommunications services in 2005, and include revenues from broadband Internet access provided by the Company through ADSL to residential, small and medium-sized companies and to corporate customers. Broadband revenues grew 64.6% to

Ch$43,802 million in 2005 as compared to Ch$26,615 million in 2004, owing to a 56.5% increase in ADSL connections in the year. As of December 31, 2005, the number of broadband connections totaled 314,177.

     Access charges and interconnection. Access charges and interconnection include revenues from interconnection charges generated by long-distance carriers, as well as those paid by other telecommunications operators that use Telefónica Chile’s network and additionally data-processing services such as metering, rating, billing and collections offered to long-distance operators. Access charges and interconnection revenues increased by 34.5% to Ch$44,928 million (US$84.1 million) in 2005 from Ch$33,411 million in 2004. In spite of a decrease of 1.3% and 18.5% in domestic long-distance and international long-distance access charges revenues, respectively, mainly explained by a 23.5% decrease in access charges traffic, other interconnection services increased 61.9% mainly owing to a 38% increase in revenues from mobile to fixed-access charges from Ch$5,834 million in 2004 to Ch$8,027 million in 2005 (US$15.0 million). This increase in mobile to fixed access charges was associated with higher mobile penetration in Chile, which reached 69 lines per 100 inhabitants as of December 31, 2005, and that since July 2004 the Company began recognizing revenues from access charges and rental capacity from the former mobile subsidiary Telefonica Móvil de Chile S.A. Prior to the sale of the mobile subsidiary in July 2004, such revenues were accounted for as intercompany transactions and eliminated in consolidation. Revenues from unbundled services and other services provided to other telecom operators increased from Ch$1,382 million in 2004 to Ch$2,310 million (US$4.3 million) in 2005. The application of the new tariff decree since May 2004 had a positive effect in access charge revenues since the average access charge rate increased 49.1%, see “Item 4. Information on the Company—Business Overview—Licenses and Tariffs—The Tariff System.”

     Other fixed telecommunications business. Other fixed telecommunications business revenues represented 13.7% of all revenues from fixed telecommunications services in 2005, which includes revenues generated by the Company’s contract with Publiguías. Pursuant to the agreement, Telefónica Chile receives a percentage of the revenues generated by the sale of advertisements in the Yellow Pages and the White Pages, published by Publiguías, revenues from Internet access provided by the subsidiary Telefónica Internet Empresas (TIE) to switched and dedicated customers, revenues originated in the subsidiary Telemergencia (home security services), revenues from public telephones, interior installations and terminal equipment marketing that includes the sale and leasing of telecommunications equipment such as, among other things, telephones, facsimiles and multiple lines. These revenues decreased by 11.3% in 2005 to Ch$61,553 million (US$115.2 million) as compared to Ch$69,412 million in 2004. This is mainly due to a 53.1% decrease in equipment marketing explained by lower sales of telecommunications equipment and PABX; (ii) a 5.3% decrease in revenues from interior installation; and (iii) a 12.5% decrease in public telephones due to a 24.6% decrease in traffic and a 15.0% decrease in average number of public telephones. These decreases were partly offset by a 16.8% increase in revenues of home security services.

     Revenues from Long-Distance Services

     Revenues from the long-distance business segment, which accounted for 10.0% of total revenues in 2005, decreased by 9.1% to Ch$59,189 million (US$110.8 million) compared to Ch$65,146 million in 2004. Long-distance revenues include revenues from domestic and international long-distance traffic carried by the Company, as well as revenues from the rental of the Company’s long-distance network to other telecom operators. The decrease in long-distance revenues was mainly attributable to a 21.5% decrease in ILD revenues and an 8.8% decrease in DLD revenues, partly compensated by a 12.8% increase in rental capacity. Revenues from rental capacity were positively affected by the incorporation of revenues from media and circuit rental to Telefónica Móvil de Chile S.A after the sale of the mobile subsidiary to TEM in July 2004. Prior to the sale these rentals were accounted for as intercompany transactions.

     The decrease in ILD revenues is mainly due to (i) an extraordinary charge associated with incoming ILD traffic revenues of Ch$2,612 million (US$4.9 million) in 2005, which also had an effect on operating costs (excluding this effect ILD revenues decreased 11.2%); (ii) a 2.1% decrease in ILD traffic; and (iii) a 6.8% decrease average tariff for ILD. Similarly, the decrease in DLD revenues is explained by a 9.4% decrease in DLD traffic and a 5.6% decrease in average tariff for DLD as a result of increased competition and the effect of mobile and Internet substitution.

     Revenues from Corporate Customers Communications

     Revenues from the Corporate Customers Communications and Data business segment, which accounted for 13.5% of the Company’s revenues in 2005, decreased by 8.9% to Ch$79,856 million (US$149.4 million) compared to Ch$87,694 million in 2004. Corporate Customers Communications and Data includes revenues from (i) the sale and rental of telecommunications equipment to large corporate customers (i.e., fax, PABX, etc.), (ii) complementary telephone services, such as 800 numbers and digital communication services, (iii) data services, including ATM, Frame Relay, data equipment and services related to the IP network, and (iv) dedicated links and other services, including videoconference, Datared, E1 Links and VSAT, housing and hosting and consulting services to large corporate customers.

     The decrease in revenues was mainly due to (i) a 12.9% decrease in data services revenues to Ch$28,709 million (US$53.7 million) from Ch$32,948 million in 2004, mainly as a result of the reclassification of revenues from interconnection services to wholesalers (broadband for wholesalers), which were reclassified as fixed telecommunications revenues in the amount of Ch$1,606 million (US$3.0 million), and (ii) a 15.2% decrease in complementary services to corporate customers to Ch$14,974 million (US$28.0 million) from Ch$17.668 million in 2004 because of the reclassification of information of service income toward value added service of fixed telecommunication. Excluding those revenues in 2004, complementary service grew 8.7% because of an increase in sales levels in the high consumption plans associated with tariff flexibility, where lines with high consumption plans for voice grew 58.9% as compared to 2004. Revenues from terminal equipment marketing and circuits and others fell 4.9% and 0.9%, respectively, because of the migration from traditional technologies to more advanced data technologies. In 2005, ATM links and Datared decreased by 34.6% and 40.4%, while data links through the IP network (dedicated IP) grew 4.7%.

     Revenues from Other Businesses

     Revenues from other businesses, which accounted for 0.5% of the Company’s revenues in 2005, decreased by 25.4% to Ch$3,112 million (US$5.8 million) as compared to Ch$4,172 million in 2004. Revenues from other businesses include revenues from other subsidiaries including Tecnonáutica and t-gestiona, among others.

Operating Costs and Administration and Selling Expenses

     Operating costs and administrative and selling expenses decreased by 21.1% to Ch$503,980 million (US$94.0 million) in 2005, as compared to Ch$638,611 million in 2004. When the mobile operations are excluded in 2004, consolidated operating costs and administrative and selling expenses increased slightly by 0.6% in relation to 2004. We believe that consideration of operating costs and administrative and selling expenses excluding mobile operations is important to an understanding of our operating costs because we sold our mobile subsidiary in July 2004 and as a result operating costs and administrative and selling expenses including mobile operations are not comparable between 2004 and 2005.

     Operating costs and expenses. Operating costs and expenses decreased by 19.0% to Ch$380,888 million in 2005, as compared to Ch$470,119 million in 2004, mainly because (i) operating salaries and related costs, which represented 11.5% of total operating costs and expenses during 2005, decreased by 14.1% to Ch$43,612 million from Ch$50,821 million in 2004, mainly due to lower salary costs as a consequence of deconsolidation of the mobile business as of July 2004, (ii) depreciation, which accounted for 50.9% of total operating costs and expenses, decreased 16.7% to Ch$193,673 million in 2005 from Ch$232,374 million in 2004, mainly due to the deconsolidation of the mobile business, and (iii) other operating costs, which represented 37.7% of total operating costs and expenses in 2005, decreased by 23.2% to Ch$143,602 million from Ch$186,924 million in 2004, due mainly to the deconsolidation of the mobile business as of July 2004, and reduction in uncollectible accounts costs mainly in the fixed telecommunications business. During 2005, the Company implemented stricter policies to control uncollectibles such as automatic disconnections of lines with more than 120-day past due invoices and stricter policies for admitting new customers. Provisions for doubtful accounts as a percentage of revenues was 3.7% as of December 31, 2005, compared to 4.6% in the previous year (excluding mobile operations).

     Administrative and selling expenses. Administrative and selling expenses, which accounted for 24.4% of total operating costs and administrative and selling expenses in 2005, decreased by 26.9% to Ch$123,092 million (US$230.3 million) from Ch$168,491 million in 2004, mainly due to the deconsolidation of the mobile business as of July 2004. For the ongoing operations there were also salary savings due to personnel reductions in the administrative and sales areas partly offset by (i) a one-time charge related to the long-distance settlement rates, in the amount of Ch$8,235 (US$15.4 million) in 2005, and (ii) higher costs and sales commissions related to broadband business (ADSL) and corporate communications, and advertising campaigns launched in 2005 related to ADSL and flexible plans.

Operating Income

     Operating income decreased by 15.2% to Ch$88,925 million (US$166.4 million) during 2005 from Ch$104,860 million in 2004, due to a 20.3% decrease in operating revenues and a 21.1% decrease in operating expenses, as explained above, taking into account the fact that the Company no longer consolidated the Mobile subsidiary beginning in July 2004.

Other Income (Expenses) or Non-Operating Results

     Interest income. Interest income decreased by 17.0% to Ch$8,153 million (US$15.3 million) in 2005 from Ch$9,822 million in 2004, mainly explained by higher interest income in 2004 from financial investments made with available funds arising from the sale of the mobile subsidiary in July 2004.

     Interest expense. Interest expense decreased by 47.3% to Ch$30,121 million (US$56.4 million) in 2005 from Ch$57,175 million in 2004, mainly due to (i) a 21.0% decrease in the Company’s average interest-bearing debt, as well as lower average interest rates resulting from the renegotiation of spreads on outstanding loans and a decrease in local and international interest rates, (ii) the positive impact of the appreciation of the Chilean peso against the U.S. dollar (gains and losses from transactions entered into to hedge our foreign currency exposure are reflected under exchange differences, net), and (iii) a charge of Ch$8,561 million (US$15.5 million) recognized in 2004, related to the repurchase of US$182 million in Yankee Bonds carried out in fourth quarter of 2004, at a price above its par value.

     Price level restatement and exchange differences, net. Price level restatement and exchange differences, recorded a net gain in the amount of Ch$2,962 million in 2005, as compared to a gain of Ch$9,501 million in 2004.

     Price level restatement registered a gain of Ch$1,986 million (US$ 3.7 million) in 2005 as compared to a charge of Ch$4,407 million in 2004. The price level restatement reflects the net impact on the Company’s accounts of purchasing power gain and loss on indexing. The Company will recognize a purchasing power gain or a loss on indexing on its statement of operations, whenever the Company’s average monetary liabilities for a given period during which inflation occurs (determined monthly) exceed or fall below its average monetary assets. The Company’s average UF and Chilean peso denominated liabilities and revenues fell below its average UF and Chilean peso denominated assets and expenses, resulting in a purchasing-power gain for the period, as shown in Note 26 to the Audited Consolidated Financial Statements. The principal inflation index-linked unit used in Chile is the UF, a rate that is set monthly for each day of the coming month to reflect the prior month’s change in the Chilean CPI. As of December 31, 2005, one UF was equal to Ch$17,974.81.

     Exchange rate differences registered a gain of Ch$976 million (US$1.8 million) from exchange rate differences in 2005, as compared to a gain of Ch$13,908 million from exchange rate differences in 2004, as shown in Note 27 to the Audited Consolidated Financial Statements. The gain registered in 2004 was mainly due to the gain obtained through forward agreements contracted by the Company to hedge against exchange rate variations after receiving US$ dollars for the sale of Telefónica Móvil de Chile S.A. in July 2004. To the extent that, during any given period, the Company has net liabilities denominated in a foreign currency (such as the U.S. dollar or euros) and the Chilean peso may devaluate or appreciate in nominal terms against that currency, the Company may recognize for that period a foreign exchange loss or gain. Nevertheless the conservative hedging policy of the Company for foreign-currency denominated interest-bearing debt allows the Company to minimize the exchange rate variation risk in results. During 2005, appreciation of the inflation-adjusted Chilean peso against the U.S. dollar was 11.3% .

     Other non-operating results. Other non-operating results recorded a loss of Ch$29,089 million in 2005, compared to a gain of Ch$291,066 million in 2004. This item was particularly impacted in 2004 by non-operating gain of Ch$350,090 million (net of goodwill amortization) and by Ch$6,878 million from the sale of subsidiary Telefónica Móvil de Chile S.A. and the sale of the participation in Publiguías. respectively.

     In addition, the Company recognized (i) a charge of Ch$2,071 million (US$3.9 million) in 2005 as compared to Ch$6,584 million in 2004 for severance payments; (ii) a charge of Ch$2,265 million (US$4.2 million) in 2005 as compared to Ch$10,118 million in 2004 for provision for obsolete assets; and (iii) a write-off of out-of-service property, plant and equipment, for Ch$4,471 million (US$8.4 million) in 2005 as compared to Ch$8,465 million in 2004.

     Income Taxes. The Company recorded an income tax charge in the amount of Ch$34,093 million (US$63.8 million) in 2005 translating into an effective consolidated tax rate for the Company of 57.0% compared to an income tax charge of Ch$65,999 million in 2004 translating into an effective consolidated tax rate for the Company of 16.7%. In 2004, income tax included taxes paid associated with the gain for the sale of Telefónica Móvil de Chile S.A. in July 2004, which amounted Ch$36,928 million (US$69.1 million). Income taxes include current income tax expenses, taxes provision for the period, as well as deferred taxes from the period and from previous periods (complementary accounts), as shown in Note 7(c) to the Audited Consolidated Financial Statements. The Company’s income tax charge of Ch$34,093 million in 2005 was composed of a Ch$24,561 million (US$46.0 million) current income tax expense, and a total of Ch$9,532 million (US$18.2 million) charge for deferred taxes, explained by Ch$13,896 million (US$26.1 million) which represented the effect of amortization of deferred assets and liabilities of complementary accounts associated with deferred taxes incurred during previous periods and by Ch$4,364 million (US$8.2 million) of a reverse of temporary differences associated with deferred tax liabilities related mainly to accelerated depreciation due to the fact that investments have decreased in the last six years generating lower temporary liabilities than temporary assets.

Net Income (Loss)

     As a result of the above, Telefónica Chile’s net results amounted to a net income of Ch$25,712 million (US$48.3 million) in 2005, as compared to a net income of Ch$329,627 million recorded in 2004. For 2005, the contribution to the consolidated net income by business segment was as follows: a net income of Ch$12,301 million in fixed telephony, net income of Ch$1,594 million in long distance, net income of Ch$11,004 million in corporate customers communications and data, and a net income of Ch$812 million in other businesses.

     B. Liquidity and Capital Resources

     Sources of Liquidity

     The Company’s main historical sources of liquidity have been its cash flows from operations, proceeds from borrowings and the issuance of equity. Although in the past Telefónica Chile has relied substantially on public debt issues and bank loans to meet its financing requirements, since 2001 its main sources of liquidity have been cash flow generated from operations and free cash resulting from savings associated with the refinancing of certain loans. The current working capital level is sufficient to meet present requirements. If any additional working capital is needed in the future, the Company will evaluate additional financing.

     During 2006, Telefónica Chile continued to pursue its strategy of improving its financial structure by focusing capital expenditures on Company businesses with the highest expected returns and reducing capital expenses.

     During 2006, the cash flow statements show net cash from operating activities totaling Ch$234,631 million (US$440.7 million), compared to Ch$226,267 million in 2005, as a result of: (i) a net income of Ch$23,353 million (US$43.9 million) in 2006 as compared to net income of Ch$25,712 million in 2005; (ii) a gain on sale of property, plant and equipment of Ch$369 million (US$0.7 million) in 2006, as compared to a loss on sale of property, plant and equipment of Ch$21 million in 2005; (iii) depreciation and amortization charges of Ch$209,931 million (US$394 million) as compared to Ch$205,761 million in 2005; (iv) an increase in operating assets of Ch$19,686 million (US$36.9 million) in 2006 compared to a decrease in operating assets of Ch$66,003 million in 2005; and (v) a decrease in operating liabilities of Ch$781 million (US$1.5 million), compared to a decrease of Ch$98,520 million in 2005. The smaller decrease in 2006 is due to the fact that, although accounts payable fell, in 2006 the amount of income tax payable dropped by less than it had between 2004 and 2005, offsetting the decrease in accounts payable. The effect of these factors was partly offset by lower charges to income that do not represent cash flows for a net amount of Ch$232,156 million (US$436.1 million) in 2006, compared to Ch$233,019 in 2005. The difference is due to lower price-level restatement and foreign currency translation differences in 2006, offset by higher depreciation and goodwill depreciation.

     Net cash used in financing activities reached Ch$181,661 million (US$341.2 million) in 2006 as compared with Ch$205,394 million in 2005. Cash in 2006 was mainly used for dividend payments of Ch$25,340 million ( US$47.6 million), a capital reduction of Ch$40,596 million (US$76.3 million) and payments of obligations with the public of Ch$188,405 million (US$353.9 million).

     Net cash used in investing activities reached Ch$108.021 million (US$202.9 million) in 2006, compared to Ch$88,254 million in 2005. The cash used in investing activities in 2006 was principally associated with the acquisition of property, plant and equipment.

     The Company’s shareholders’ equity as of December 31, 2006 and 2005 was Ch$900,761 million (US$1,691.9 million) and Ch$945,012 million respectively. The decrease in shareholders’ equity as of December 31, 2006 was primarily attributable to the payment, during 2005, of dividends totaling Ch$25,183 million (US$47.3 million historic value), as well as a capital reduction of Ch$40,201 million historic value (US$75.5 million historic value), in order to distribute additional cash to shareholders.

     On January 24, 2006, the Company’s Board of Directors decided to call an extraordinary shareholders’ meeting for April 20, 2006, with the objective to decide on a capital reduction of Ch$40,200,513,570 (US$75,509,520) and a reform of the Company by-laws to reflect such a capital reduction. The capital reduction and amendment of the Company’s by-laws were approved at the extraordinary shareholders’ meeting held on April 20, 2006, and the capital reduction was paid to shareholders on June 15, 2006. On March 14, 2006, an extraordinary Series F local bondholders’ meeting was held, where bondholders approved the elimination of the clause in the bond agreement that prohibits a capital reduction and also agreed to change some covenants to match the covenants of the Company’s other debt agreements outstanding.

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

     During 2006, the Company issued Ch$73,000 million (US$137.1 million) of new debt through issuances of commercial paper and local debentures. Commercial paper is a public debt instrument in the local market, which can be issued as a credit line or as a fixed amount with maturities of up to 36 months in different currencies and rates, allowing financing flexibility. The detail of debt issued by the Company during 2006 is as follows:

  In March 2006, the Company issued commercial paper for Ch$12,000 million (US$22.5 million), which was drawn against the line registered with the Chilean Securities and Exchange Commission in May 2004. The term of the issuance was 260 days with an average monthly nominal rate of 0.48%.
  In March 2006, the Company issued local debentures for Ch$54,000 million (US$101.4 million). The term of the issuance is seven years with maturity in October 2012 and an average rate of 4.18%.
  In July 2006, the Company issued commercial paper for Ch$7,000 million (US$13.1 million), which was drawn against the line registered with the Chilean Securities and Exchange Commission in May 2004. The instrument’s maturity date was September 27, 2006, with an average monthly nominal rate of 0.44%.

     During 2006, debt repayments equivalent to US$315 million, consisted of US$206 for the repayment of Yankee bonds in January and July, as well as US$107 million in commercial paper paid at maturity in March and April, and US$2 million for the repayment of local Series F bonds, in April and October.

     The following table sets forth the Company’s outstanding debt as of December 31, 2006:

	As of December 31, 2006

	Total Debt Outstanding	Short- Term Portion	Long- Term Portion	Type of Debt	Date Incurred	Original Principal Amounts Borrowed(1) (2)	Interest Rate	Maturity

	(in millions of constant Chilean Pesos as of December 31, 2006, except as indicated)
Long-Term Obligations
including current maturities:
Long-Term Obligations with Banks:
Citibank	80,514	656	79,858	Syndicated loan	2005	US$150 mm	Libor +0.31	2008
Banco BBVA, Bancomer and	80,593	734	79,859	Syndicated loan	2005	US$150 mm	Libor +0.334	2011
Others
CALYON, New York and Others	106,647	169	106,478	Syndicated loan	2004	US$200 mm	Libor +0.35	2009
Banco Santander	65,632	446	65,186	Bilateral loan	2005	UF 3,555,000	TAB360+ 0.45	2010

Total Long-Term
Obligations with Banks	333,386	2,005	331,381
Bonds and Debentures:
Series F	12,598	1,465	11,133	Local bond	1991	UF 1,500,000	6.00%	2016
Series L	55,384	375	55,009	Local bond	2006	UF 3,000,000	3.75%	2012

Total Bonds and Debentures	67,982	1,840	66,142
Capital Lease Obligations:
Leasing Obligations	222	12	210	Leasing	-	-	8.10%	2015

Total Long-Term Debt (including	401,590

current maturities)
Total Debt Outstanding	401,590

________________________________________
(1)	In original currency of debt as incurred.

(2)	U.S. dollar and euro amounts expressed in millions.

     In addition to available cash as of December 31, 2006, the Company has the ability to draw up to approximately Ch$1,200 million (US$2.3 million) from unused lines of credit granted by Chilean banks.

     Some of the Company’s indebtedness is governed by instruments and agreements that contain restrictive covenants with which the Company is obligated to comply. During the last four years the Company has been renegotiating its outstanding debt in order to improve its rates and maturities, but also to establish less restrictive covenants. Under terms of the Company’s syndicated loan agreements the Company must maintain a leverage ratio (as defined in each respective agreement) equal to or lower than 1.6. Additionally, the covenants for the local bonds require that the Company must maintain a leverage ratio (as defined in the local bond agreement) less than or equal to 1.6. In addition, the Investment and Financing Policy for 2006 approved by Telefónica Chile’s shareholders at the General Annual Shareholders’ Meeting held in April 2006 specifies that the maximum consolidated debt-to-equity ratio may not exceed 1.6. As of December 31, 2006, the Company was in compliance with all financial covenants set forth under the agreements governing its debt obligations and with all other covenants in these agreements. As of December 31, 2006, the Company had a leverage ratio of 0.79 and an interest coverage ratio of 18.7.

     During 2006, the ratings agency Moody’s upgraded its rating from Baa2 to Baa1 with a stable outlook, and Fitch Ratings reaffirmed Telefónica Chile’s rating at BBB+ with a stable outlook.

Capital Expenditures and Other Liquidity Requirements

     Debt Prepayment and Repayment

     In 2006, the Company continued its strategy of strengthening its financial structure and reducing financial expenses. Telefónica Chile achieved a significant decrease in its total financial debt through greater cash flow, which enabled the Company to reduce its debt through repayments on Yankee bonds in the U.S. market and the maturity of commercial paper issued on the local market.

     During 2006, the Company’s sources of financing were operating resources, the issuance of local Series “L” bonds and the issuance of commercial paper. These sources allowed investments of US$205 million, debt repayments equivalent to US$315 million, and the payment of dividends equivalent to US$123 million. Debt repayments consisted of US$206 million for the repayment of Yankee bonds in January and July, as well as US$107 million in commercial paper paid at maturity in March and April, and US$2 million for the repayment of local Series F bonds, in April and October.

     Debt Renegotiation

     On March 14, 2006, a meeting of series “F” bondholders was held in order to amend the original credit agreement. The following amendments were agreed upon: (i) to change the limit of the consolidated and individual debt-to-equity ratio from 1.5 to 1.6 times; (ii) to eliminate the restriction on the interest coverage ratio; (iii) to amend the clause prohibiting capital reductions; and (iv) to eliminate the prohibition on stock repurchases. The objective of these amendments was to align the financial restrictions in the public debt contracts of the Company.

     As of December 31, 2006, the Company’s total interest-bearing debt of Ch$401,590 million (US$754.3 million) had decreased by 21% from the prior year-end, resulting in a ratio of total liabilities to equity of 0.79 and an interest coverage ratio of 18.7.

     Capital Expenditures

     Capital expenditures have been designated primarily for those business areas presenting the greatest potential. With regard to the Company’s traditional business, investment was focused on maximizing installed capacity, marketing telephone lines, and starting a network improvement and plant modernization plan, aimed at a high standard of quality of service. In 2006, Telefónica Chile’s investments totaled Ch$ 109,003 million (US$204.7 million) as compared with Ch$76,402 million (US$149.1 million) (historic value) in 2005.

     The main focus of these investments was consolidating broadband growth and launching a new product, digital television. This new product complements Telefónica Chile’s telecommunications and entertainment service bundles, integrating voice, data, and digital quality television into a flexible package that can be tailored to each customer’s needs. Thus 23.9% of capital expenditures was invested in broadband, 20.9% in Television services, 17.9 in data transmission, 20.4% in local telephony and the remaining 16.9% was invested in other areas, including the Company’s systems and long distance.

     The investment plan for the year also included continuing the initiative to upgrade the Company’s operational support systems by improving the tools that support its business, technical, and administrative management.

     It is important to note that, this year, Telefónica Chile’s networks were seriously impacted by an increase in thefts of copper cables. These thefts had to be absorbed into the investment plan by devoting US$13 million to the replacement of the affected networks.

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

     Foreign Exchange and Interest Rate Risk Management

     The Company obtains financing abroad mainly in US dollars and, in certain cases, with floating interest rates. As a result, Telefónica Chile is exposed to financial risks related to foreign exchange and/or interest rate fluctuations. For this reason, Telefónica Chile periodically reviews its exposure to foreign exchange and interest rate risk to determine the levels of coverage required for each period. See “Item 3. Key Information—Risk Factors.” Currency devaluations and foreign exchange fluctuations may adversely affect Telefónica Chile.

     In 2006, the Company continued its policy of hedging 100% of its financial debt against foreign exchange fluctuations. Of the Company’s total long-term debt (including current maturities) of Ch$401,590 million (US$754.3 million) as of December 31, 2006, 33.3% was denominated in Chilean pesos and 66.7% was denominated in foreign currencies, mainly the U.S. dollar. It is important to note that US$156 million of 8.375% Yankee Bond matured on January 1, 2006, further reducing the Company’s exposure to U.S. dollar fluctuations.

     As of December 31, 2006, 16.7% of the Company’s long-term interest-bearing debt, including current portion and foreign currency and Chilean peso-denominated debt, was exposed to interest rate fluctuations. The remaining 83.3% of the Company’s interest-bearing debt was insulated from interest rate fluctuations: 66.3% was hedged and 17.0% was fixed-rate debt. As of December 31, 2006, the Company had outstanding cross-currency swaps of Ch$266,196 million (US$500 million), which serve to hedge against dollar-peso exchange rate fluctuations and, at the same time, effectively change its floating rate to a fixed rate. See “Item 11. Quantitative and Qualitative Disclosures about Market Risk.”

Impact of Inflation

     The Company is required under Chilean GAAP to restate its non-monetary assets, UF and foreign-currency denominated monetary assets and liabilities, shareholders’ equity, and income and expense accounts to reflect the effect of variations in the purchasing power of the Chilean peso. However, Chilean peso-denominated monetary assets and liabilities are typically not restated. See Note 27 of the Audited Consolidated Financial Statements.

     Non-monetary assets, UF-denominated monetary assets and liabilities, shareholders’ equity, and income and expense accounts are generally restated using the Chilean CPI, based on the “prior month rule,” in which inflation adjustments are based on the Chilean CPI at the end of the month preceding the period-end. Inflation, as measured by the Chilean CPI, was 2.5%, 3.6% and 2.1% for the twelve-month periods ended November 30, 2004, 2005 and 2006, respectively. Monetary assets and liabilities in foreign currencies are restated at period-end exchange rates. In the Company’s case, the amount of monetary correction for any period will depend primarily on the amount of foreign-currency denominated monetary assets and liabilities and the effect of adjustments for inflation on monetary assets and liabilities.

     The following table sets forth the accounting treatment of the effect of inflation on Telefónica Chile’s statement of operations for the periods indicated:

	Year ended December 31,

	2004	2005	2006	2006

	(in millions of constant Ch$
	as of December 31, 2006)			(US$ millions)

Price Level Restatement	(4,407)	1,986	501	0.9
Purchasing-power gain	10,030	19,857	10,949	20.6
Loss on indexation	(14,437)	(17,871)	(10,448)	(19.6)
Exchange Differences
(gain (loss) on foreign currency transactions)	13,908	976	165	0.3
Price level restatement and exchange differences, net	9,501	2,962	666	1.3

Recent Accounting Pronouncements Under U.S. GAAP

(i)	In February 2006, the FASB issued SFAS 155, “Accounting for Certain Hybrid Financial Instruments - an amendment of FASB Statements No. 133 and 140”. The new statement:

a)	permits fair value re-measurement of any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation;

b)	clarifies which interest-only strips and principal-only strips are not subject to the requirements of SFAS 133, “Accounting for Derivative Instruments and Hedging Activities”;

c)	establishes a requirement to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation;

d)	clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives; and

e)	amends SFAS 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities”, to eliminate the prohibition on a qualifying special-purpose entity from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument.

SFAS 155 generally is effective for all financial instruments acquired or issued after the beginning of an entity’s first fiscal year that begins after September 15, 2006. The Company does not anticipate that the adoption of this statement will have a material effect on its financial position, results of operations or cash flows.

(ii)
In June 2006, the FASB issued FASB Interpretation 48 (FIN 48), “Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109”. This interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The interpretation also provides guidance on derecognition, classification and other matters, FIN 48 is effective for fiscal years beginning after December 15, 2006. The Company has not determined the effect, if any, the adoption of FIN 48 will have on the Company’s financial position and results of operations.

(iii)
In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, “Fair Value Measurements”. This statement defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements, SFAS 157 is effective for fiscal years beginning after November 15, 2007. The Company is currently evaluating the impact that will result from the adoption of SFAS 157.

(iv)
In September 2006, the FASB issued Statement of Financial Accounting Standards No. 158 (SFAS 158), “Employer’s Accounting for Defined Pension and Other Postretirement Plans – an amendment of FASBStatements No. 87, 88, 106 and 132(R)”. This statement requires the recognition of the funded status of a benefit plan in the statement of financial position. It also requires the recognition as a component of other comprehensive income (OCI), net of tax, of the gains or losses and prior service costs or credits that arise during the period but are not recognized as components of net periodic benefit cost pursuant to statements 87 or 106. The statement also has new provisions regarding the measurement date as well as certain disclosure requirements. The statement was effective at fiscal year end 2006 and the Company adopted the statement at that time. With the adoption of SFAS 158, the Company recorded ThCh$240,390 as a component of the ending balance of accumulated other comprehensive income, net of tax.

(v)
In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities”. SFAS No. 159 permits measurement of recognized financial assets and liabilities at fair value with some exceptions. Changes in the fair value of items for which the fair value option is elected should be recognized in income or loss. The election to measure eligible items at fair value is irrevocable and can only be made at defined election dates or events, generally on an instrument by instrument basis. Items for which the fair value option is elected should be separately presented or be parenthetically disclosed in the statement of financial position. SFAS No. 159 also requires significant new disclosures that apply for interim and annual financial statements. SFAS No. 159 will be effective for fiscal years beginning after November 15, 2007 with earlier adoption permitted, if certain conditions are met. The Company is currently determining the policy of adoption as well as the resulting effect of SFAS No. 159 on the consolidated financial statements.

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

D. Trend Information

     Regulatory Environment. The Chilean Government has historically regulated local telephony services in Chile. The Chilean government through the Chilean Antitrust Authority agency responsible for making certain determinations relating to competitive conditions in the telecommunications industry, has determined that Telefónica Chile is a dominant operator of local telephony in many areas of Chile. As a result, the Company is subject to tariff decrees that regulate certain rates and fees the Company can charge for such local telephony services in most of the country. Tariff regulation, which is set every five years, may have a significant impact on Company revenues and its ability to compete in the marketplace, as the Company is required to charge the same tariff to all clients in a designated tariff area.

     Recent trends seen outside of Chile have shown an increased use of IP technology as a substitute for traditional voice services at lower prices. The Telecommunications Law in Chile requires a regulation to be defined for these services to be offered to the public. On December 20, 2006, the Office of the Undersecretary of Telecommunications announced a public consultation on a bill created to define the rules that govern the public voice over Internet service in order to identify matters that should be included in the rules. Telefónica Chile together with other industry operators, sent its comments and proposals on January 26, 2007, as required by the public consultation. Depending on their final outcome, these new regulations proposed by Subtel may adversely affect the Company’s businesses. Nevertheless, the use of this technology may serve as a substitute for the Company’s local and long-distance traffic. See “Item 4. Information on the Company—Business Overview—Licenses and Tariffs.”

     The Chilean Economy. The Company’s operations are located almost entirely in Chile, therefore, the Company’s operating and financial performance is sensitive to, and dependent upon, the level of economic activity in Chile. For the last seven years the Chilean economy has experienced positive growth, with an expansion of GDP at rates of 2.2% in 2002, 3.9% in 2003, 6.2% in 2004, 6.3% in 2005 and 4.2% in 2006. The Central Bank’s concern for price stability has translated into the application of an inflation-targeting monetary approach. Since 2001, the inflation target has been defined as a symmetrical range from 2.0% to 4.0%, centered on 3.0%, which must be met permanently over a medium-term horizon of two years. Due to this policy, the inflation reached 1.1% in 2003, 2.4% in 2004, 3.7% in 2005 and 2.6% in 2006. The current account had a surplus of 1.5% of GDP in 2004, 0.6% in 2005 and 2.7% in 2006. Annual average unemployment declined from 9.0% in 2002 to 8.0% in 2006 therefore, household spending is setting a foundation for the current expansion. During 2006, fiscal revenue reached record levels, driven by the high prices of commodities, particularly copper, resulting in a fiscal surplus equal to an estimated 8.2% of GDP. Meanwhile, domestic demand increased by approximately 7.3%, domestic consumption grew by approximately 7.1%, and investment grew by approximately 5.0%. In spite of the favorable economic climate, there can be no assurance that the consumption of our products and services will grow in the same proportion.

     Increased Competition, New Entrants and M&A Activities. Telefónica Chile faces intense competition in every aspect of its business. Telefónica Chile competes with both mobile telephony and other fixed and cable telephony operators, none of which are subject to the same tariff regulations as the Company and therefore compete under different conditions. The Company’s market share in fixed lines has declined from 82% in 2000 to 68% in 2006. In 2004 and 2005, the competitive environment has led to major merger and acquisition activity, primarily in the cable operator business, where the top two companies consolidated and cover nearly 90% of the paid TV market, while also becoming a relevant player in broadband and fixed telephony. Additionally, in the mobile telephony business, in 2004 Telefónica Móviles (TEM) acquired Bellsouth in Chile and the mobile subsidiary of Telefónica Chile in order to merge these two companies. During 2005, the Mexican operator America Móvil (subsidiary of Telmex) acquired the local mobile operator Smartcom; Telecom Italia sold its controlling stake in Entel to the local group Almendral; and the fixed network operator Manquehue Net was acquired by the local data transmission operator, GTD Group. In 2006, Telefónica Chile entered the pay TV market, where the dominant operator (the cable company VTR) covers approximately 90% of the market. Since its launch in June 2006, the Company’s market share reached 9% as of December 31, 2006.

     There is also an increase in competition with the entry of new operators in the market, primarily in the long-distance and data transmission businesses. Telefónica Chile competes with fifteen other long-distance operators and with mobile telephone operators in the domestic long-distance market. As a result, the Company has faced intense pricing pressure, and a decreasing trend in traffic, which may result in further price decreases and market share losses in the future.

     The mobile telephony market has continued to grow, reaching a penetration in the market of about 78 lines per 100 inhabitants as of December 31, 2006, as compared with only 20 lines per 100 inhabitants in the local service. The Company has experienced substitution since the introduction of mobile communications service, which has contributed to the declines in number of fixed lines, volume of local traffic and in domestic long-distance traffic.

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

F. Tabular Disclosure of Contractual Obligations

     The following table summarizes the Company’s contractual cash obligations and commercial commitments as of December 31, 2006 and the liquidity requirements for such obligations in the future periods specified.

	Payments due by period
	(in millions of constant Ch$ as of December 31, 2006)

		Less than			More than
Contractual Obligations:	Total	1 year	1-3 years	3-5 years	5 years

Long-term debt, including current maturities(1)	401,334	3,811	188,956	147,664	60,903
Capital (Finance) Lease Obligations(1)	419	45	91	91	192
Operating Lease Obligations	-	-	-	-	-
Purchase Obligations	-	-	-	-	-
Other Long-Term Liabilities Reflected on the
Company’s Balance Sheet under the GAAP of
the primary financial statements(2)	306,483	157,810	28,390	5,831	114,452
Other accounts payable and
due to related company(1)	33,007	33,007	-	-	-
Total contractual obligations	741,243	194,673	217,437	153,586	175,547

________________________________________
(1)	Includes accrued interest as of December 31, 2006.

(2)	Other long-term liabilities include dividends payable, notes payable, miscellaneous accounts payable, accruals, withholdings and deferred taxes, severance indemnity obligations and other liabilities.

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

     If a vacancy occurs on the Board of Directors during the course of any three-year term (for example, upon resignation of a director), the alternate director corresponding to the vacant position serves as director for the balance of the term. If such an alternate director resigns, dies or by virtue of law becomes unable to serve as a director, the Board of Directors then appoints a new alternate director to serve until the date of the next General Annual Shareholders’ Meeting, when an election of the entire Board of Directors must take place.

     Telefónica Chile’s Board of Directors was elected for a three-year term at the General Annual Shareholders’ Meeting held April 14, 2005. Alternate directors, participate in discussions at the Board meetings but are entitled to vote only when their respective principal directors are absent. The Bylaws also require that the directors and alternate directors elected by the holders of Series B Common Stock be shareholders of the Company.

     On April 27, 2006, Chairman of the Board Emilio Gilolmo was appointed, as was his alternate, Mr. José María Alvarez-Pallete. On the same date, the alternate directors Mr. Juan Carlos Ros and Mr. Guillermo Ansaldo, resigned their positions and Mr. Manuel Alvarez-Tronge and Mr. Manoel Amorim, respectively, were named as their replacements until the next General Shareholders’ Meeting. As a result of the change in Chairman, the entire Board of Directors must be renewed at the 2007 General Shareholders’ Meeting. On November 22, 2006, Mr. Manoel Amorim resigned as Series A alternate director.

     The Board of Directors appoints a General Manager (also known as the Chief Executive Officer) and such other executive officers as are deemed appropriate to implement the Board’s policies and decisions. The Chief Executive Officer of a public Chilean corporation cannot also serve as a director of such corporation.

     The Board of Directors must meet at least once per month.

     As of February 28, 2007, the Company’s directors and executive officers were:

Directors (1)
Name	Position

Emilio Gilolmo López (1)	Chairman of the Board of Directors and Director
Series A Common Stock
Narcís Serra Serra	Deputy Chairman of the Board of Directors and
Director Series A Common Stock
Andrés Concha Rodríguez	Director Series A Common Stock
Fernando Bustamante Huerta	Director Series A Common Stock
Patricio Rojas Ramos	Director Series A Common Stock
Hernán Cheyre Valenzuela	Director Series A Common Stock
Marco Colodro Hadjes	Director Series B Common Stock
José María Alvarez-Pallete	Alternate—Director Series A Common Stock
Manuel Alvarez-Tronge (1)	Alternate—Director Series A Common Stock
Luis Cid Alonso	Alternate—Director Series A Common Stock
Benjamín Holmes Bierwirth	Alternate—Director Series A Common Stock
Carlos Díaz Vergara	Alternate—Director Series A Common Stock
Alfonso Ferrari Herrero	Alternate—Director Series B Common Stock

Executive Officers
José Molés Valenzuela(2)	General Director and Chief Executive Officer
Cristián Aninat Salas	General Counsel and Secretary of the Board of
Directors
Julio Covarrubias Fernández	Vice President—Chief Financial Officer and General
Manager of t-gestiona
Manuel Plaza Martin	Vice President—Technology and Operations
César Valdés Morales (3)	Vice President—Commercial and Administrative

Services
Luis Fernando de Godoy	Vice President—Small Businesses and Professionals
Vacant (4)	Vice President—Strategy and Corporate Development
Francisco Javier de Miguel del Val (5)	Vice President—Internal Auditing
Rafael Zamora Sanhueza (6)	Vice President—Telefónica Empresas
Rubén Sepúlveda Miranda	Vice President—Human Resources
Diego Martínez-Caro	Vice President—Management Control and Chief
Accounting Officer
Humberto Soto Velasco	Vice President—Regulation and Wholesalers
Juan Antonio Etcheverry (7)	Vice President—Residential Communications

________________________________________
(1)
The Board of Directors was elected for a three-year period at the General Shareholder’s Meeting held on April 14, 2005. As of April 27, 2006, Mr. Bruno Philippi resigned as Chairman of the Company and the Board of Directors named Mr. Emilio Gilolmo as his replacement. On the same date, the alternate directors Mr. Juan Carlos Ros and Mr.Guillermo Ansaldo resigned their positions and Mr. Manuel Alvarez-Tronge and Mr.Manoel Luiz Ferrao de Amorim, respectively, were named as their replacements until the next General Shareholders’ Meeting. As a result of the change in Chairman, the entire Board of Directors must be renewed at the 2007 General Shareholders’ Meeting. On November 22, 2006, Mr. Manoel Amorim resigned as Series A alternate director.

(2)	Appointed in September 2005.

(3)	Effective February 19, 2007. Previously this position was held by Franco Faccilongo Forno, who resigned effective January 12, 2007.

(4)	This position was held by Nicolás Domínguez until November 30, 2006.

(5)	Effective February 1, 2007. Previously this position was held by Jesús Javier García Cuadrado, who resigned effective December 31, 2006.

(6)	Effective January 1, 2007. This position was previously held by Ricardo Majluf.

(7)	Effective January 1, 2007. This position was previously held by Rafael Zamora.

     Certain of the Company’s directors also serve as directors or officers of other companies, including related companies (where noted below) and other companies in the Chilean telecommunications industry. See “Item 7. Major Shareholders and Related Party Transactions.”

     Set forth below is a brief biographical description of the directors and executive officers of the Company. All ages of directors and executive officers are stated as of March 31, 2007.

Directors

     Emilio Gilolmo López, 65, became a Series A director and the Chairman of the Board of Directors in April 2006. Within the Telefónica Group he has served as member of the Board of Sogecable S.A. and Chairman of Lolafilms S.A. He has vast experience in the banking industry and as a professor in constitutional law at Complutense University of Madrid and the diplomatic academy. He is Vice President of the Spanish federation of human rights protection, of the “Club Siglo XXI” and sponsor of the Ortega y Gasset foundation. He holds a law degree and a political science degree from the Universidad de Madrid.

     Narcís Serra Serra, 64, became a Series A director and Deputy Chairman of the Board in July 2004. He is the Chairman of Fundación CIDOB, of the National Museum of Art of Catalunya, Deputy Chairman of Catalunya’s Advisory Board of Telefónica S.A., member of the Board of TELESP, Telefónica Internacional, S.A. and Caixa Catalunya. Currently, he is a professor of Economic Theory at Universidad Autónoma de Barcelona. He holds an economics degree from Universidad de Barcelona and a Ph.D. in economics from Universidad Autónoma de Barcelona.

     Andrés Concha Rodríguez, 63, became a Series A director on April 26, 2001. He holds a bachelor’s degree in economics from the University of Chile. At present he is the General Director of the Chilean Federation of Industry,

member of the Board of Security Holdings, a financial institution, and a member of the Board of Pilmaiquen Electrical Co.

     Fernando Bustamante Huerta, 67, became a Series A director on April 26, 2001. He is the Chairman of the Board of Metro S.A. He is a general manager and partner of Inversiones El Olivar Ltda. He holds an accounting degree from Universidad de Chile.

     Patricio Rojas Ramos, 46, became a Series A director in April 2005. He is a partner of P. Rojas & Asociados, an economic consulting company. Currently, he is professor of the Department of Economics at the Universidad Católica de Chile. He holds an economics degree from the Universidad Católica de Chile and a Ph.D. from MIT.

     Hernán Cheyre Valenzuela, 52, became a Series A director on April 15, 2004. He is the Chairman of Econsult, a consulting company. He holds a commercial engineering degree from the Universidad Católica de Chile and a master’s degree in economics from the University of Chicago.

     Marco Colodro Hadjes, 65, became a Series B director on January 28, 2005. He has been Manager of International Commerce of Banco Central de Chile, Deputy Chairman of Banco del Estado de Chile and Chairman of Televisión Nacional de Chile. He holds an economics degree from the Universidad de Chile and a doctorate from the University of Paris.

     José María Alvarez-Pallete, 43, became a director on April 22, 2003. In September 1999 he became CFO of Telefónica, S.A. He was appointed Chairman and Chief Executive Officer of Telefónica Internacional on July 24, 2002. He is a member of the following Boards of Directors: Telefónica de España, Telefónica Móviles, Telefónica Móviles España, Telefónica Data, Telefónica Internacional, Telefónica de Argentina, Telesp, Telefónica Chile, Telefónica de Perú, Cointel, Compañía de Teléfonos de Chile Transmisiones Regionales, Telefónica Larga Distancia de Puerto Rico, China Netcom, and the Supervisory Board of Cesky Telecom. Mr. Álvarez-Pallete holds a graduate degree in economics from the Complutense University of Madrid. He also studied economics at the Université Libre de Belgique.

     Manuel Alvarez Trongé, 50, became a Series A alternate director in April 2006. He also serves as Secretary of the Board of Telefónica Internacional S.A. in Spain. He worked as a lawyer at the Superintendencia de Seguros de la Nación (the National Superintendent of Insurance) and served as Counsel of the Ministry of Justice of Peru and a Legal Manager of Perez Companc S.A. He has also been a professor at Austral, Saint Andrews and Buenos Aires Universities. He holds a law degree from Universidad de Buenos Aires.

     Luis Cid Alonso, 58, became an alternate Series B director in May 1995, a Series B director in December 1998 and a Series A Alternate director in February 2005. He is the Chairman of IEDE, UEA, OTIC and Past President of Cámara Oficial Española de Comercio de Chile. He is a member of the following Boards of Directors: Aenor Chile, Fundación Eurochile, Cogan, Grupo Norte (Chile) and Rutas del Pacífico.

     Benjamin Holmes Bierwirth, 58, became an alternate Series A director in April 2005. He is a member of the Board of Zofri S.A., La Fuente Editores and Laboratorio City. He is also the Chairman of Sociedad de Inversiones y Asesorías Frutillar and founding partner of Portal del Arte S.A. He holds a commercial engineering degree from the Universidad de Chile.

     Carlos Díaz Vergara, 44, became an alternate Series A director on April 15, 2004. He is a member of the Risk Rating Commission for securities that can be purchased by pension funds. Currently, he holds the positions of Dean and Professor at the School of Business and Economics at the Universidad de los Andes and Professor in the Department of Economics at the Universidad Católica de Chile. He holds a commercial engineering degree from the Universidad Católica de Chile, and has a master’s degree in economics from the University of California, Los Angeles.

     Alfonso Ferrari Herrero, 65, became an alternate Series B director on April 26, 2001. He is a director of Telefónica S.A. (Spain), Telefónica Internacional S.A. and Telefónica de Perú S.A.A., the Chairman of the Commission of Appointments and Payments of Telefónica de S.A., and President of the Audit Committee of Telefónica de Perú S.A.A. He holds a Ph.D. in electrical engineering from the Madrid University’s Politechnical School and a master’s degree in business administration from Harvard University.

     There is one vacant alternate Series A director position as a result of Mr. Manoel Amorim’s resignation on November 22, 2006.

Executive Officers

     José Molés Valenzuela, 51, has been CEO of Telefónica Chile since September 1, 2005 and was appointed General Director of Telefónica Móviles México in 2003. Between 2000 and 2003 he was General Director of Telefónica Móviles operations in Argentina, Brazil and Chile. He holds a degree in electronic engineering from UNED in Spain, and an MBA from Universidad de Salvador, Argentina (recognized by Deusto, Spain) as well as a diploma in marketing from UADE, Buenos Aires, Argentina.

     Cristián Aninat Salas, 52, the Secretary of the Board of Directors since 1997 and the current General Counsel of Telefónica Chile, joined the Company in 1994. He holds a law degree from the Universidad Católica de Chile.

     Julio Covarrubias Fernández, 49, the Chief Financial Officer of Telefónica Chile and General Manager of t-gestiona, joined Telefónica Chile in May 1995. He holds an industrial civil engineering degree from the Universidad Católica de Chile and a master’s degree in business administration from Cornell University.

     Manuel Plaza Martin, 51, Vice President of Technology and Operations, joined Telefónica Chile in January 2006. He held the same executive position in Telefónica del Perú since January 2005. He holds a technical industrial engineering degree from Universidad de Valladolid de Madrid.

     César Valdés Morales, 42, Vice President of Commercial and Administrative Services, joined Telefónica Chile in 1991. He has held executive positions at both the Company, in the Systems Development area, and within Telefónica Latin America, in Global Project Development and IT Services and Development. He holds a degree in industrial civil engineering from the Universidad Católica de Chile, as well as postgraduate degrees in company and IT management.

     Luis Fernando de Godoy, 43, Vice President of Small and Medium Business and Professionals, joined Telefónica Chile in 2004. From 2001 to 2004 he worked as Business Director in Telefónica Brazil. He holds a marketing degree in Escola Superior de Propaganda e Marketing (ESPM) and a master’s degree in business administration in Fundacão Getulio Vargas. (CEAG-FGV).

     Juan Antonio Etcheverry, 40, Vice President of Residential Customers, joined Telefónica Chile in January 2007. He holds a degree in industrial civil engineering from the Universidad de Chile.

     Francisco Javier de Miguel del Val, 39, Vice President of Internal Auditing, joined Telefónica Chile in February 2007. Prior to joining the Company, he held positions as head of financial management and manager of internal auditing for Telefónica Spain. He holds a degree in law from the Universidad Autónoma de Madrid, a master’s degree in taxation from the Centro de Estudios Financieros and a master’s degree in real estate law and legal practice from the Universidad Complutense de Madrid, Spain.

     Rubén Sepúlveda Miranda, 41, the Vice President of Human Resources, joined the Company in June 2006. He holds a degree in commercial engineering and a master’s degree in human resources management from the Universidad de Santiago de Chile, as well as a diploma in strategic human resources management from the Universidad Adolfo Ibañez.

     Diego Martínez-Caro, 36, Vice President of Management Control and Chief Accounting Officer, joined Telefónica Chile in 2004. He held the same executive position in Telefónica del Perú since 2001. He holds a Degree in Economics from Universidad Complutense de Madrid and a master’s degree in business administration from IESE - Navarra University.

     Humberto Soto Velasco, 48, the Vice President of Regulation and Wholesalers, joined Telefónica Chile in July 2002. He holds an electrical civil engineering degree from the Universidad de Chile.

     Rafael Zamora Sanhueza, 41, the Vice President of Telefónica Empresas, joined Telefónica Chile in 1991. His experience at the Company includes head positions in the control and planning area, as well as the residential customers area. He holds a degree in civil industrial engineering and a master’s degree in industrial engineering from the Universidad de Chile.

B. Compensation of Directors and Officers

     Each director and alternate director, with the exception of the Chairman of the Board and the Deputy Chairman of the Board, receives compensation equal to 120 UTMs (US$7,259 as of December 31, 2006) per month for attending Board meetings and for expenses, provided he has attended at least one Board meeting in the month.

     The Chairman of the Board of Directors receives twice the compensation received by other directors. The Deputy Chairman of the Board of Directors receives 1.5 times the compensation received by other directors.

     The compensation for Board members and their alternate directors is decided at the General Annual Shareholders’ Meeting. For the year ended December 31, 2006, the compensation paid to directors and executive officers of the Company was as follows:

		In Thousands of Ch $

			Other
		Compensation	Compensation
Name	Position	2006	2006 (*)

Emilio Gilolmo López(1)	Chairman and Director Series A	61,625
	Common Stock
Narcís Serra Serra(2)	Deputy Chairman and Director Series	69,333
	A Common Stock
Andrés Concha Rodriguez	Director Series A Common Stock	34,698	1,650
Fernando Bustamante Huerta	Director Series A Common Stock	46,230
Patricio Rojas Ramos(4)	Director Series A Common Stock	46,253
Hernán Cheyre Valenzuela(3)	Director Series A Common Stock	46,253	1,650
Marco Colodro Hadjes(4)	Director Series B Common Stock	46,253

José María Alvarez-Pallete(1)	Alternate—Director Series A	38,578
	Common Stock
Manuel Alvarez Tronge	Alternate—Director Series A	23,119
	Common Stock
Luis Cid Alonso	Alternate—Director Series A	46,253
	Common Stock

Benjamín Holmes Bierwirth(4)	Alternate—Director Series A	46,253
	Common Stock
Carlos Díaz Vergara(3)	Alternate—Director Series A	46,253
	Common Stock
Alfonso Ferrari Herrero	Alternate—Director Series B	46,222	551
	Common Stock

Bruno Philippi Irarrázabal(1)		30,882
Juan Carlos Ros Brugueras(1)		15,371
Guillermo Ansaldo Lutz (1) (4)		17,219
Manoel Luiz Ferrao de Amorin(5)		11,511

Sub-Total (Directors)		672,306	3,851

Executives 70 persons		6,463,376

Total		7,135,682	3,851

________________________________________

(*)	Others refers to compensation paid to the Audit Committee (created in July 2005). The Audit Committee is responsible for matters such as External Auditing, Financial Statements and Internal Auditing.

(1)
On April 27, 2006, the Board of Directors of Telefónica Chile approved various changes in its makeup. It accepted the resignations tendered by Series A director and Chairman of the Board Mr. Bruno Philippi and Series A alternate Mr. José María Alvarez-Pallete. Mr. Emilio Gilolmo López was appointed Series A director and Chairman of the Board, and Mr.

José María Alvarez-Pallete was appointed as Mr. Gilolmo’s alternate. On the same date, Series A alternate directors Messrs. Juan Carlos Ros and Guillermo Ansaldo resigned and were replaced, respectively, by Messrs. Manuel Alvarez Trongé and Manoel Amorín.

(2)	Appointed as Deputy Chairman on July 20, 2004.

(3)	Director since April 15, 2004, elected at the General Shareholders’ Meeting.

(4)	Director since April 14, 2005, elected at the General Shareholders’ Meeting.

(5)	Resigned on November 22, 2006.

     As of April 2001, it was resolved at the shareholders’ meetings for each of the Company’s significant subsidiaries (i.e., subsidiaries in which the Company had more than a 50% stake) to eliminate directors’ fees. Consequently, during 2006, no fees were paid to directors of subsidiaries. In the case of each subsidiary, the decision to eliminate directors’ fees was adopted by the board of directors and approved by its shareholders.

     The Company does not compensate directors by other means such as through bonuses, profit-sharing plans, stock option plans, or pension, retirement or similar benefits.

C. Board Practices

     The Company’s directors are elected for a three-year term at the General Annual Shareholders’ Meeting. The current Board of Directors was elected at the General Annual Shareholders’ Meeting held on April 14, 2005. Due to the appointment of a new Chairman of the Board in April 2006, the entire Board must be renewed at the 2007 General Shareholders’ Meeting. The Company has no service contracts with its directors.

Directors’ Committee

     According to Law 19,705, effective as of December 20, 2000, all limited liability public companies with a market capitalization greater than UF1,500,000 (equivalent to approximately US$51.7 million as of December 31, 2006) must appoint a directors’ committee composed of three directors, the majority of whom must be independent from the controlling shareholder.

     The Company’s current directors’ committee (the “Directors’ Committee”) was created by the Company’s Board on April 14, 2005. The budget for this committee and the monthly compensation of the committee members and alternate committee members for the year 2006 were approved at the General Annual Shareholders’ Meeting of the Company held on April 20, 2006.

     The main functions of the Directors’ Committee are (i) to review the account inspectors’ report and the external auditors’ report, (ii) to propose external auditors and local credit-rating agencies to the Company’s Board of Directors, (iii) to examine all applicable transactions involving directors and related parties under Articles 44 and 89 of the Chilean Corporations law and (iv) to review the salaries and bonuses of the Company’s senior executives. In addition, Telefónica Chile’s Directors’ Committee examines all transactions involving the Company’s CEO and other senior executive officers. The Directors’ Committee examines, proposes and makes recommendations to the Board of Directors that are not binding upon the Board.

     During 2006, the Directors’ Committee held monthly meetings to review the matters entrusted to it as is stipulated in the corresponding Committee acts. Additionally, the Committee approved the quarterly financial statements submitted to it by management.

     Each member and alternate member of the Directors’ Committee receives compensation equal to UF30 (approximately US$1,033) per month for attending Directors’ Committee meetings, provided that he has attended at least one Directors’ Committee meeting in such month. The annual budget of the Directors’ Committee amounts to Ch$75 million (approximately US$140,874).

     As of April 14, 2005, the Directors’ Committee comprises the following persons:

Regular Member	Alternate Member

Emilio Gilolmo López(1)	José María Alvarez-Pallete

Patricio Rojas Ramos	Benjamín Holmes Bierwirth
Hernán Cheyre Valenzuela	Carlos Díaz Vergara

(1) Effective April 27, 2006, Mr. Bruno Philippi resigned. The Board of Directors named Mr. Emilio Gilolmo as his replacement.

For the year ended December 31, 2006, the following table lists the members of and the compensation paid to the Directors’ Committee:

		Total Compensation
		(in thousands of
		constant Ch$ as of
Directors	Position	December 31, 2006)

Emilio Gilolmo López(1)	Director Series A Common Stock	3,848
Patricio Rojas Ramos(2)	Director Series A Common Stock	6,598
Hernán Cheyre Ramos(3)	Director Series A Common Stock	6,598
José María Alvarez-Pallete	Alternate—Director Series A	0
	Common Stock
Benjamín Holmes Bierwirth(2)	Alternate—Director Series A	6,598
	Common Stock
Carlos Díaz Vergara(3)	Alternate—Director Series A	6,598
	Common Stock

Bruno Philippi Irarrázabal(1)		2,202

Total		32,443

________________________________________
(1)	Effective April 27, 2006, Mr. Bruno Philippi resigned. The Board of Directors named Mr. Emilio Gilolmo as his replacement.

(2)	Position held since April 14, 2005.

(3)	Position held since April 15, 2004.

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

     At the General Shareholders’ Meeting held on April 20, 2006, compensation for audit committee members was set at UF15 per session, with a maximum of six sessions per year. A detail of compensations paid in 2006 can be found under Compensation of Directors and Officers. The expense budget for the audit committee was set at Ch$37 million (approximately US$69,000) for the year 2006.

     For further information please see “Significant Differences in Corporate Governance Practices from U.S. Companies” below.

Significant Differences in Corporate Governance Practices from U.S. Companies

     The following is a comparison of corporate governance practices followed by U.S. companies listed with the NYSE and our practices:

     According to the NYSE, listed U.S. companies must have a majority of independent directors who must meet at regularly scheduled executive sessions without management. According to Chilean law, our directors cannot serve as executives, accountants, auditors or CEO of the Company, though they need not be otherwise “independent” as defined by the NYSE. Our directors may meet individually or collectively with those they deem necessary to inform themselves and to make decisions regarding the Company. See “Item 6. Directors, Senior Management and Employees” for a list of our board members.

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

     According to the NYSE, listed U.S. companies, beginning the earlier of the first annual shareholders’ meeting after January 15, 2004 and October 31, 2004, must have an audit committee consisting of a minimum of three independent Board members who are financially literate and at least one who is a designated financial expert, while foreign companies, such as Telefónica Chile, have to meet this requirement starting on July 31, 2005. Listed U.S. companies must also have compensation and nominating and corporate governance committees composed entirely of independent directors. Chilean law does not require these committees. However, Chilean Law does require open stock companies with a market capitalization above UF1.5 million (approximately US$532 million) to have a Directors’ Committee, made up of three board members that are “independent,” as defined by Chilean law below, of the controlling shareholders and whose remuneration is determined by shareholders at the Annual Shareholders’ Meeting, to perform the following functions:

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

     According to the NYSE, listed U.S. companies’ CEOs must certify to the NYSE each year that they are not aware of any violation by the company of NYSE corporate governance listing standards. According to Chilean law, there is no such requirement, and this provision of the NYSE does not apply to foreign private issuers, such as Telefónica Chile. However, according to the NYSE, all foreign private issuers, including Telefónica Chile, must report to the NYSE when they become aware of a violation of the corporate governance listing standards and must provide an annual written affirmation to the NYSE of its compliance with the applicable NYSE audit committee rules and disclosure of significant differences with NYSE corporate governance rules applicable to domestic companies.

D. Employees

     As of December 31, 2006, Telefónica Chile (excluding its subsidiaries) employed 2,962 persons. Telefónica Chile’s subsidiaries employed 698 persons as of December 31, 2006.

     The table below sets forth the total number of employees as of December 31 of each year indicated, and the change from December 31 of the preceding year.

	Number of
Year	Employees	% Change

2004	3,774	-20.0%
2005	3,910	+3.6%
2006	3,660	-6.4%

     The table below sets forth the breakdown of the Company’s employees as of December 31 of each year indicated, and the change from December 31 of the preceding year.

				% Change Between 2006 and 2005

Company	Number of Employees

	2004	2005	2006

Parent Company	2,817	2,945	2,962	+0.6%
Long-Distance	149	143	29	-79.7%
Corporate Customer Communications	417	417	412	-1.2%
Others	391	405	257	-36.5%

Total	3,774	3,910	3,660	-6.4%

     The 6.4% decrease in the parent company with respect to 2005 is due primarily to the implementation of a retirement plan in early 2006 and the ongoing pursuit of organizational efficiencies in the various areas of the Company.

     In 2004, a new collective bargaining agreement was finalized with “Federación Zonas” (unions from regions), an umbrella organization grouping seven unions and representing 247 employees. This agreement maintained the changes that had already been introduced for other unions. Thus, over 97% of workers are currently subject to more flexible conditions allowing the Company to better adapt to customer needs, not only in scheduling, but also in compensation and incentives.

     In 2005, 61.7% of the employees (2,431 persons) were members of 22 unions. During 2005, four unions negotiated contracts with the Company representing 286 employees. Only 74 employees elected to invoke Article 369 of the Chilean Labor Code and freeze the conditions of the previous labor contract for a period of 18 months starting in July 2005.

     In 2006, eight collective bargaining agreements were finalized with 21 unions representing 2,141 Company employees. As of December 2006, 61% of Company employees were unionized, and 100% of these employees had signed a contract for a period of three to four years. The most relevant change introduced in these collective bargaining agreements was the inclusion of variable compensation linked directly to business targets. During this process, certain union organizations decided to discontinue application of Article 369 after having applied it since 2002. This article allowed unionized employees to freeze the conditions of their contracts until the next collective bargaining process.

     As of December 31, 2006, the Company’s severance indemnity provisions reached Ch$35,988 million (US$67.6 million). In the beginning of 2006, the Company carried out a structural reorganization. As a result, 589 employees were laid off and Ch$9,471 million was recognized in severance indemnities during the year. Under the law enacted in November 1980 that privatized the Chilean social security system, the Company is required to deduct from employees’ monthly wages a contribution to a personal pension fund owned by each employee, managed by Administradoras de Fondos de Pensiones or AFPs (Chilean Pension Funds), individually selected by the employee. Compulsory contribution, which currently amounts to approximately 13% of monthly taxable income (“MTI”) (up to a maximum MTI of UF60, equivalent to approximately US$2,066.5 per month), includes the costs of life insurance and disability insurance coverage. The Company’s statutory social security obligation is fully satisfied by the deduction and delivery to the corresponding AFP of such monthly contributions on behalf of the respective employees.

     Additionally, Chilean employees contribute 7% of their MTI (up to a maximum MTI of UF60, equivalent to approximately US$2,066.5 per month), to an ISAPRE (Chilean Health Insurance System) individually selected by the employee.

E. Share Ownership

     As of March 31, 2007, 4,200 shares of Series A Common Stock and 3 shares of Series B Common Stock were owned by the persons listed in Item 6.A as directors and officers, including those who held their positions as of December 31, 2006 and who are no longer officers or members of Telefónica Chile’s Board of Directors. None of these persons owns more than 1% of any class of the Company’s outstanding shares. In addition, the persons listed in Item 6.A as directors and officers, including those directors who held their positions as of December 31, 2006 and who are no longer officers or members of Telefónica Chile’s Board of Directors, own 56 shares of Telefónica Larga Distancia S.A.

     As of March 31, 2007, 124 non-executive employees of the Company owned 339,528 shares of Series A Common Stock and 40 non-executive employees of the Company owned 124,831 shares of Series B Common Stock, collectively representing 0.05% of the Company’s outstanding shares. There are no plans for employees to purchase stock options.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

     The following table sets forth certain information, on a subscribed share basis, as of March 31, 2007, with respect to each shareholder known to the Company to own beneficially 5% or more of any class of the Company’s shares of common stock and all directors and executive officers of the Company as a group:

	Series of	Number of Shares
Name and Address of Beneficial Owner	Common Stock	Beneficially Owned	% of Series	% of Total

Telefónica Internacional Chile	A	387,993,524	44.39	40.5
Avenida Santa María 0792, 4 Piso	B	41,739,487	50.19	4.4
Santiago, Chile
Citibank, N.A., as depositary(1) (73 registered holders)	A	116,158,091	13.29	12.4
111 Wall Street
New York, NY 10043, USA
AFP Habitat S.A	A	61,152,400	6.99	6.4
Avenida Providencia 1909	B	5,813,466	6.99	0.6
Santiago, Chile
AFP Provida S.A	A	61,079,380	6.89	6.4
Avenida Pedro de Valdivia 100	B	4,626,981	5.56	0.5
Santiago, Chile
All directors and executive officers,
as a group (4 persons)	A	4,200	(2)	(2)
	B	3	(2)	(2)

________________________________________
(1)	Pursuant to the requirements of Chilean law, all shares of Series A Common Stock represented by ADSs are registered to Citibank, N.A., as depositary (the “Depositary”).

(2)	Represents less than 1%.

     The following table provides information, as of March 31, 2007, with respect to the shares owned by the persons listed in Item 6.A as directors and officers, as well as those who held their positions as of December 31, 2006 and who are no longer officers or members of Telefónica Chile’s Board of Directors:

	Number of	Number
	Series A	of Series B
Name	Shares	Shares	Total

Marco Colodro Hadjes		2	2
Franco Faccilongo Forno (1)	2,100	0	2,100

	Number of	Number
	Series A	of Series B
Name	Shares	Shares	Total

Alfonso Ferrari Herrero		1	1
Rafael Zamora Sanhueza	2,100	0	2,100
________________________________________
(1) Resigned effective January 12, 2007.

     The table below sets forth certain information, as of December 31, 2006, with respect to the twelve largest shareholders of Series A and B Common Stock:

	Number of Series A	Number of Series
	Shares	B Shares	Total	% of Total

Telefónica Internacional Chile S.A	387,993,524	41,739,487	429,733,011	44.9%
Citibank N.A. (1)	105,307,375	0	105,307,375	11.0%
AFP Provida S.A. (2)	61,179,123	5,819,981	66,999,104	7.0%
AFP Habitat S.A. (2)	61,152,400	5,813,466	66,965,866	7.0%
AFP Cuprum S.A. (2)	38,061,323	3,859,418	41,920,741	4.4%
AFP Bansander S.A. (2)	31,656,237	2,295,763	33,952,000	3.5%
Citibank Chile Cta. De Terceros Cap. XIV
Res	33,756,939	0	33,756,939	3.5%
AFP Santa María S.A	24,379,690	2,238,363	26,618,053	2.8%
Celfin Capital S.A. Corredores de Bolsa	9,773,121	519,693	10,292,814	1.1%
AFP Planvital S.A	8,937,995	627,281	9,565,276	1.0%
Banchile Corredores de Bolsa S.A	8,120,696	643,385	8,764,081	0.9%
Ultra Fondo de Inversiën	8,048,354	0	8,048,354	0.8%
Subtotal	778,366,777	63,556,837	841,923,614	88.0%
Other Shareholders	95,628,670	19,604,801	115,233,471	12.0%
Total	873,995,447	83,161,638	957,157,085	100.0%
________________________________________
(1)	Depositary Bank acting on behalf of the Company’s ADS holders.

(2)	Pension fund.

     In July 2004, Telefónica Internacional increased the percentage of ownership from 43.6% to 44.9% .

     As of December 31, 2004, 2005 and 2006, Citibank, N.A., as Depositary for the Company’s American Depositary Receipts (“ADRs”), owned approximately 11.64%, 11.51%, and 11.00% of the Company’s shares, respectively. AFP Habitat, a Chilean pension fund, owned approximately 6.99%, 7.00%, and 7.00% as of December 31, 2004, 2005 and 2006, respectively. AFP Provida, a Chilean pension fund, owned approximately 6.59%, 6.75%, and 7.00% as of December 31, 2004, 2005 and 2006, respectively. During the year ended December 31, 2006, life insurance companies decreased their investment in the Company to 0.6%, from 1.4% in December 2005, whereas general insurance companies increased their investment to 0.7%, from 0.01% in December 2005.

     As of March 31, 2007, ADR holders (through the Depositary) held 12.14% of Telefónica Chile’s total shares, represented by 63 registered shareholders. The remaining 87.86% of the Company’s total shares were held locally, in Chile, represented by 12,462 shareholders. All of the Company’s shareholders have identical voting rights. The Company’s Series A Shareholders vote to elect six of the seven members of the board of directors and the Series B shareholders elect one member to the board of directors.

Controlling Shareholder

     Telefónica Internacional Chile owns 44.9% of all shares of the Company. Telefónica Internacional Chile is a 99.9% owned subsidiary of Telefónica Chile Holding B.V., which is indirectly wholly owned by Telefónica S.A., through its subsidiary TISA.

B. Related Party Transactions

     Article 89 of the Chilean Corporations Law requires that a company’s transactions with related parties (defined as entities that belong to the same group of companies) be on similar terms to those customarily prevailing in the market. Directors and executive officers of companies that violate Article 89 are liable for losses or damages resulting from such violations. In addition, Article 44 of the Chilean Corporations Law provides that any transaction in which a director has a personal interest or is acting on behalf of a third party may be approved in advance by the board of directors only if the board of directors is informed of such director’s interest and if the terms of such transaction are similar to those prevailing in the market. If a transaction involves an amount greater than UF20,000 (approximately US$688,833), the board of directors must be presented with a report as to whether the terms of the proposed transaction are comparable to those prevailing in the market before such transaction takes effect. If it is impossible for the board of directors to determine the prevailing market terms, the board can appoint two independent appraisers and make a decision regarding the transaction in question only after the reports of both appraisers are received. If the opinions of two independent appraisers significantly differ, or if the terms and conditions of the action or contract in question are unfavorable to the shareholders of the Company, shareholders representing at least five percent of the issued voting stock may request that the board of directors summon a special meeting of shareholders to approve such transaction. Two-thirds of the issued voting stock must approve the transaction at such meeting. Resolutions approving such transactions must be reported to the Company’s shareholders at the next shareholders’ meeting. Violation of Article 44 may result in imposition of administrative or criminal sanctions upon responsible parties, and the Company, its shareholders, or interested third parties who suffer losses as a result of such violation have the right to receive compensation in certain situations.

     In accordance with Section 402 of the Sarbanes-Oxley Act of 2002, since July 2002, the Company has not and will not extend any loans to directors and officers. As of December 31, 2006, the Company does not have any outstanding loans to its directors or executive officers.

     In the ordinary course of its business, the Company engages in a variety of transactions with certain of its affiliates, primarily for the purchase, at fair market prices negotiated on an arm’s-length basis, of goods or services that may also be provided by other suppliers. The Directors’ Committee is informed of all such transactions in advance, and such transactions are approved by the Board of Directors. “See Item 6. Directors, Senior Management and Employees—Directors Committee.” Below are descriptions of such transactions with affiliates that are material to either the Company or the related counterparty. Financial information concerning these transactions is also set forth in Note 6 to the Audited Consolidated Financial Statements. As of December 31, 2006, the receivables from related parties amounted to Ch$17,421 million (US$32.7 million) and the accounts payable to related parties amounted to Ch$33,007 million (US$62 million). The income and expenses from related party transactions resulted in a net expense of Ch$49,604 million (US$93 million).

     Transactions with Telefónica España

     Since June 30, 1992, the Company, through its subsidiary Telefónica Larga Distancia, has had a correspondence agreement with Telefónica providing for the exchange of international long-distance traffic between Chile and Spain. This agreement, which has an indefinite term subject to cancellation by either party on six months’ notice, generated income of Ch$200 million, Ch$657 million and Ch$438 million for the years ended December 31, 2004, 2005 and 2006, respectively. The outstanding balances under the agreement in favor of the Company, as of December 31, 2005 and 2006, were Ch$819 million and Ch$702 million (US$1.3 million), respectively. There were balances payable by the Company amounting to Ch$35 million (ThUS$66) as of December 31, 2006. There were no outstanding balances payable by the Company as of December 31, 2005.

     Transactions with Telefónica Internacional Chile

     In 1997, the Company entered into an agreement of technical service with Telefónica Internacional Chile (TISA) through which Telefónica Internacional Chile coordinates certain joint activities among the members of the Telefónica Group on behalf of the Company. Under the agreement, the Company incurred expenses of Ch$574 million in 2004, Ch$583 million in 2005 and Ch$581 million (US$1.1 million) in 2006. There were no outstanding balances in favor of the Company as of December 31, 2005 and 2006. There were balances payable at December 31, 2005 and 2006 amounting to Ch$286 million and Ch$286 million (US$0.5 million), respectively.

     On December 20, 1996, the Company entered into a current account agreement with Telefónica Internacional Chile, which provides for transfer of funds between the two parties. This short-term loan was fully paid in July 2004. These transactions with Telefónica Internacional Chile generated expenses of Ch$275 million in 2004. There were no income or expenses generated in the years 2005 and 2006. There was no interest payable for 2005 and 2006. There were no outstanding balances in favor of Telefónica Chile as of December 31, 2005 and 2006.

     Transactions with Terra Networks Chile S.A.

     On April 30, 1998, the Company entered into an agreement with Terra Networks Chile S.A. (“Terra Networks Chile”) a subsidiary of Telefónica S.A., pursuant to which the Company provided collection services to Terra Networks Chile. Furthermore, on June 1, 1999, the Company entered into an agreement with Terra Networks Chile pursuant to which Terra Networks Chile provides internet access to certain Chilean schools, the costs of which are to be paid by the Company to Terra Networks Chile. Telefónica Chile also has an agreement to purchase online advertising from Terra Networks Chile for itself and its subsidiaries for the five years between 1999 and 2004. This contract was renewed and expires in December 2005. The Company recorded a net income of Ch$3,689 million, Ch$4,394 million and Ch$5,413 million (US$10.2 million) in the years 2004, 2005 and 2006, respectively, under these agreements. The Company had balances receivable from Terra Networks Chile of Ch$1,137 million and Ch$1,894 million (US$3.6 million) as of December 31, 2005 and 2006, respectively. Balances payable to Terra Networks Chile from the Company under these agreements amounted to Ch$4,242 million and Ch$5,336 million (US$10.0 million) as of December 31, 2005 and 2006, respectively.

     Transactions with Atento Chile

     On September 1, 1999, the Company and Atento Chile, a 28.84% affiliate of the Company, signed an outsourcing agreement. The agreement comprises several contracts for services to be provided by Atento Chile to the Company’s business units and customers. Such services include directory assistance, technical assistance and customer complaint management, as well as general commercial and sales information. These contracts were all in effect during 2006. Certain contracts expired on December 31, 2006, and the remaining contracts will expire on June 30, 2007. Similar agreements, involving all of the Company’s subsidiaries, were also in effect during 2006. Pursuant to all of the agreements discussed above, the Company recorded total net expenses of Ch$16,861 million, Ch$14,032 million and Ch$15,870 million (US$29.8 million) in 2004, 2005 and 2006, respectively. The outstanding balances payable to Atento Chile were Ch$675 million and Ch$3,310 million (US$6.2 million) as of December 31, 2005 and 2006, respectively. The outstanding balances payable in favor of the Company as of December 31, 2005 and 2006 were Ch$419 million and Ch$478 million (US$0.9 million), respectively.

     Transactions with Correspondents of Telefónica Group

     In the year 2004, correspondent agreements were entered into with members of Telefónica Group. These members are Telefónica Argentina, Telefónica Sao Paulo, Telefónica Guatemala, Telefónica Perú, Telefónica Puerto Rico and Telefónica El Salvador. These agreements generated net income of Ch$250 million, Ch$166 million and Ch$259 million (US$0.5 million) for the years ended December 31, 2004, 2005 and 2006, respectively. The outstanding balances payable by the Company as of December 31, 2005 and 2006 were Ch$260 million and Ch$1,086 million (US$2.0 million), respectively. The outstanding balances in favor of the Company as of December 31, 2005 and 2006 were Ch$1,848 million and Ch$2,204 million (US$4.1 million), respectively.

     Transaction with Telefónica Soluciones de Informática y Comunicaciones de España, S.A.U..

     During 2002, the Company sold to Telefónica Procesos de Tecnología de Información S.A. (“TPTI”), an affiliate of the Company, the ATIS license related to certain billing and customer care relationship applications that were developed by Telefónica Chile for the use of Telefónica Group for US$21.7 million (equivalent to Ch$11,553 million as of December 31, 2006). TPTI then granted Telefónica Chile a license to use these applications. Subsequently, in 2004, Telefónica Soluciones de Informática y Comunicaciones de España, S.A.U. (“T.Soluciones”) purchased TPTI’s consulting, technology and systems business areas. As a result, the contract between the Company and TPTI was transferred to T.Soluciones. This agreement generated income of Ch$22 million (approximately US$41,000) for the year ended December 31, 2006, and it did not generate income or expenses for 2004 or 2005. There was an outstanding balances in favor of the Company of Ch$1,366 as of December 31, 2005, and there were no balances in favor of the Company as of December 31, 2006. There were no balances payable by the Company as of December 31, 2005 or 2006.

     Transactions with Telefónica Móviles S.A.

     In July 23, 2004, Telefónica Chile sold 100% of its participation in Telefónica Móvil de Chile S.A. to Telefónica Móviles S.A. (TEM). The final price of the sale totaled US$1.321 million, which included a US$1.058 million payment for Telefónica Móvil de Chile S.A.’s outstanding equity, equivalent to Ch$736,325 million, and TEM’s assumption of Ch$168,000 million (US$263 million) (historic value) of the existing debt of Telefónica Móvil de Chile S.A. with Telefónica Chile. For this transaction, the Company reported a net gain of Ch$321,071 million (Ch$303,540 historic value, equivalent to US$470.0 million) in 2004. There were no balances in favor or payable to us with respect to this transaction. All the amounts disclosed in this paragraph are historic values as of July 23, 2004.

     Transactions with Telefónica Móviles de Chile S.A.

     After the sale of Telefónica Móvil de Chile S.A., this company changed its name to Telefónica Móviles de Chile S.A. As of December 31, 2005 and 2006, respectively, the Company recognized a balance in favor of Ch$6,636 million and Ch$8,458 million (US$15.9 million), mainly related to access charges and rental of capacity. As of December 31, 2005 and 2006, respectively, the Company recognized a balance payable of Ch$14,979 million and Ch$14,592 million (US$27.4 million), mainly related to mobile interconnections (CPP). Transactions with Telefónica Móviles de Chile for the years ended December 31, 2004, 2005 and 2006 generated net expenses of Ch$12,265 million, Ch$29,095 and Ch$28,043 (US$52.7), respectively.

     Transactions with Telefónica Móviles Chile Companies

     As a result of long-distance contracts with Telefónica Móviles Chile Inversiones S.A., Telefónica Móviles Chile S.A. and Telefónica Móviles Chile Larga Distancia S.A., the Company recognized a total balance in favor of Ch$1,174 million and Ch$1,086 million (US$2.0 million) as of December 31, 2005 and 2006, respectively, and a total balance payable of Ch$4,531 million and Ch$2,530 (US$4.6 million). For the years ended December 31, 2005 and 2006, these contracts generated total net expenses of Ch$9,968 million and Ch$7,561 million (US$14.2 million), respectively. No income or expenses were generated in the year ended December 31, 2004.

     Transactions with Telefónica International Wholesale Services Group

     The Company has an agreement with companies belonging to the Telefónica Wholesale International Services (“TIWS”) Group, including Telefónica Wholesale International Services Chile (formerly Emergia Chile S.A.), Telefónica Wholesale International Services Spain and Telefónica Wholesale International Services Uruguay, for international data traffic services. The agreements with the TIWS companies were all effective during 2006 and have different expiration dates, depending on the nature of each specific contract. These agreements generated net expenses of Ch$1,537 million, Ch$2,800 million and Ch$3,850 million for the years ended December 31, 2004, 2005 and 2006, respectively. The outstanding balances under the agreement in favor of Telefónica Chile as of December 31, 2005 and 2006 were Ch$566 million and Ch$881 million (US$1.7 million), respectively. The Company had balances payable of Ch$912 million and Ch$5,108 million (US$9.6 million) in 2005 and 2006, respectively.

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

Claims presented by VTR Telefónica S.A.

     On June 30, 2000, VTR Telefónica S.A. filed a plenary suit, charged in Chilean pesos, requesting payment of Ch$2,204 million (US$4.1 million), plus sums accrued during the suit, to cover access charges for the use of its networks. VTR bases its complaint on the differences that occurred as a result of the reduction of access charge tariffs after Tariff Decree No. 187 came into effect. Telefónica Chile responded to the complaint by arguing that the tariffs for access charges that both parties must pay for the reciprocal use of their networks are regulated under a contract signed between Telefónica Chile and VTR. VTR, however, does not recognize this contract. VTR’s complaint has been accepted and their requested compensation has been ordered. The Company filed an appeal for annulment before the Court of Appeals of Santiago, which is currently pending.

     In connection to the above proceeding, two additional judicial proceedings are underway. The first was filed before Subtel in 2002 by VTR for alleged non-payment of invoices for access charges set by D.S. 26. VTR has requested that Telefónica Chile be forced to pay such invoices and pay the fines imposed by the General Telecommunications Laws. This case has been suspended by order of the Minister until a sentence is provided in the judicial proceeding filed by VTR in 2000. The second judicial proceeding underway was filed by Telefónica Chile on June 6, 2003, for VTR’s non-payment of access charges in accordance with the contract signed between the parties. This case has been suspended until a sentence is provided in the 2002 suit.

     In turn, on December 21, 2005 Telefónica Chile sued VTR for non-payment of automatic reversal of charges service (800 service) in the amount of Ch$1,500 million (US$2.8 million), plus sums accrued during the course of the trial. Based on the same argument, VTR filed a countersuit for the same concepts in the amount of Ch$1,200 million (US$2.1 million). This judicial process is in the first stage of processing.

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

Lawsuits against the Government

(i)
On October 31, 2001, Telefónica Chile filed an administrative motion before the Ministry of Transport and Telecommunications and the Ministry of Economy, requesting correction of the errors and illegalities in Rate Decree No. 187 of 1999. On January 29, 2002, the Ministries issued a joint response rejecting the administrative recourse, after having “carefully evaluated, only the viability and timeliness of the petition made, considering the set of circumstances that concur in the problem stated and the prudence that must orient public actions”, adding that such rejection “has had no other motivation than to protect the general interest and progress of the telecommunications services”.

Upon extinguishing the administrative instances to correct the errors and illegalities involved in the tariff setting process of 1999, in March 2002, Telefónica Chile filed a lawsuit for damages against the State of Chile for the sum of Ch$181,038,411,056, plus readjustments and interest, which covers past and future damages until May 2004. A decision is still pending in this case.

(ii)
Telefónica Chile and Telefónica Larga Distancia filed a plenary damage indemnity lawsuit against the Government of Chile, claiming damages due to modification of telecommunications networks related to work performed by highway concessionaries from 1996 to 2000.

The Government of Chile forced both companies to pay for the transfer of their communications networks due to the construction of public works on concession under the Concessions Law. The related damages amount to:

     a. – Compañía de Telecomunicaciones de Chile S.A.: Ch$1,929,207,445

     b. – Telefónica Larga Distancia S.A.: Ch$2,865,208,840

The process is currently at the final sentencing stage.

Voissnet Accusation

     On January 20, 2005, Telefónica Chile responded to a claim made by Voissnet filed before the National Economic Attorney General’s Office based on alleged anti-competitive practices. Such practices were said to be with respect to the development and growth of Internet technology, mainly of broadband telephony, and access to broadband, since they prohibit carrying voice using the Internet broadband access provided by Telefónica Chile. Voissnet wants the TDLC to compel Telefónica Chile to allow third parties to provide IP Telephony through the ADSL Internet owned by Telefónica Chile.

     On October 26, 2006, the Company was notified of the Antitrust Commission’s decision, which, in part, accepted Voissnet S.A.’s claim as well as the requirement of the National Economic Attorney General’s Office. Telefónica Chile was fined 1,500 UTA.

     On November 8, 2006, Telefónica Chile S.A. filed an appeal before the Supreme Court asking that the sentence be revoked and the Company be exonerated from any sanction. The appeal was accepted for processing and, at this time, the Supreme Court has not set a date to hear the allegations of the parties.

Manquehue Net

     On June 24, 2003, Telefónica Chile filed a forced contract compliance with damage indemnity complaint against Manquehue Net in the amount of ThCh$3,647,689 in addition to the sums accrued during substantiation of the proceeding, before the mixed arbitration court of Mr. Víctor Vial del Río. Likewise, and on the same date, Manquehue Net filed a discounts compliance complaint (in the amount of UF107,000), in addition to an obligation to perform complaint (signing of 700 service contract). On June 5, 2004, following the evidence presentation stage, the arbitrator summoned the parties to hear sentencing.

     On April 11, 2005, the Court notified the first instance sentence that accepted the complaint filed by Telefónica Chile, condemning Manquehue Net to pay approximately Ch$452 million and at the same time accepted the complaint filed by Manquehue Net condemning Telefónica Chile to pay UF47,600.

     Telefónica Chile filed an appeal for annulment, which is currently pending before the Court of Appeals of Santiago.

Chilectra and CGE

     In June 2006, Telefónica Chile filed complaints against Chilectra S.A. and Río Maipo (currently CGE Distribución) in which it requests a readjusted refund of the Reimbursable Financial Contributions (AFR) (“Aportes Financieros Reembolsables”) made by the Company between 1992 and 1998 in relation to the Electrical Law. The restitution amounts claimed are ThCh$899,658 and ThCh$117,350, respectively. The lawsuits are currently in the discussion stage.

Protection Motion

     On June 28, 2006, the television channels UCTV and TVN filed a petition for protection against Telefónica Chile. These channels are included in the Company’s Digital Television Plan. In their petition, they requested a court order prohibiting their inclusion in the Digital Television Plan. On June 30, 2006, the Court of Appeals declared the petition inadmissible. The decision was confirmed on July 4, 2006, when the motion to set aside was rejected.

Dividend Policy and Dividends

Dividend Policy

     Telefónica Chile’s dividend policy (including the policy set by the Board of Directors with respect to the payment of interim dividends for each year) is announced at the General Annual Shareholders’ Meetings of the Company. At such meetings, the Board of Directors presents for the shareholders’ consideration and approval its proposals for a final dividend for the preceding year.

     The Company implements its dividend policy in compliance with Chilean law, pursuant to which the Company’s Bylaws provide that the Company must distribute a cash dividend in an amount at least equal to 30% of its net income for the relevant year, unless otherwise decided by unanimous vote of the shareholders of the issued and subscribed shares.

     On September 21, 2004, Telefónica Chile’s Board of Directors amended the Company’s dividend policy, increasing the distribution of dividends to 100% of annual profits, and approved the proposal to the shareholders of the distribution of accumulated retained earnings as of December 31, 2004. This policy has been maintained during 2005 and 2006.

     The dividend policy for future years will be in line with the Company’s “Financial Plan,” which focuses primarily on a gradual increase in the rate of self-financing, so as to adjust the financial structure of the Company to the requirements of the Development Plan. However, this dividend policy will depend on several factors, including the amount of net income generated each year, economic projections that may periodically be made, or certain other events that may affect the Company’s ability to distribute dividends. The availability of funds will also determine the degree of compliance with the dividend policy. Telefónica Chile’s Board of Directors plans to maintain a dividend policy keeping the Company’s cash flow for the coming years and the projected performance of its financial indicators. Therefore, the 2007 dividend policy contemplates distributing 100% of net profits for each fiscal year through the payment of an interim dividend in November and a final dividend in May of the following year, subject to approval at the respective General Annual Shareholders’ Meeting.

     At its meeting on February 26, 2007, the Company’s Board of Directors voted to modify the dividend policy by adding the following: “In addition to paying dividends equivalent to 100% of net income, for the following fiscal year, to the extent that there is a free cash flow and the Company’s business-related obligations have been fulfilled, the Board’s intention is to distribute a portion of this free cash flow to shareholders. This distribution will be proposed at a shareholders’ meeting to be called for this purpose.”

Dividends

     Dividends are paid to shareholders of record on the fifth business day (including Saturdays) prior to the payment date. The following table sets forth the amounts per share of annual dividends paid out of the Company’s earnings in the years 2002 through 2006. These amounts represent, for each year, a sum of the interim dividends plus the final dividend paid with respect to such year. No dividends were paid in 2002 and 2003 (the dividend paid in July 2003 was charged against retained earnings).

	Dividends Paid		Total Dividends Paid

	Per Share(1)		Per Share(1)		Per ADS

	Dividends
	against Net	Additional
Fiscal Year	Income	Dividends	Total (Ch$)(2)	Total (US$)(3)	Total (US$)(3)

2002	0.0	0.0	0.0	0.000	0.000
2003	0.0(4)	17.5(5)	17.5	0.029	0.116
2004	264.6(6)	394.3(7)	658.9	1.182	4.728
2005	69.8(8)	51.0(9)	120.8	0.236	0.943
2006	16.3(10)	42.0(11)	58.3	0.110	0.440
________________________________________
(1)	Represents dividend amounts paid with respect to Series A and B Common Stock. Per share information does not take into account any Chilean withholding tax.

(2)	Amounts shown are presented in Chilean historic pesos.

(3)
Translated into U.S. dollars at the Observed Exchange Rates as of December 31 of the respective year. Per ADS information is based on four underlying shares of Series A Common Stock per one ADS and does not take into account any Chilean or U.S. withholding tax.

(4)	As a result of a net loss sustained by the Company in year 2002, the Company did not distribute any dividends with respect to net income for the year 2002.

(5)	Extraordinary dividend charged to retained earnings as of December 31, 2002.

(6)	Includes a final dividend corresponding to the period 2003 for an amount of Ch$3.2 per share, and interim dividends of Ch$131.44 and Ch$130.00 per share charged against 2004 net income.

(7)	Dividend charged to retained earnings as of December 31, 2003.

(8)	Includes a final dividend of Ch$58.8 charged to net income as of December 31, 2004. It also includes an interim dividend of Ch$11 per share charged to 2005 net income.

(9)	Dividend charged to retained earnings as of December 31, 2004.

(10)	Includes a final dividend of Ch$15.31 per share charged to 2005 net income and an interim dividend of Ch$11.0 per share, charged to 2006 net income.

(11)	At the extraordinary shareholders’ meeting held April 20, 2006, a capital reduction was approved in the amount of Ch$40.2 billion, equivalent to Ch$42 per share, and was paid on June 15, 2006.

     The final dividend corresponding to 2006 net income will be submitted for shareholder approval at the Shareholders’ Meeting of April 2007. The total amount of the proposed dividend is Ch$12,866,433,152, equivalent to Ch$13.4 per share.

     On July 11, 2003, the extraordinary shareholders’ meeting of Telefónica Chile approved the payment of an extraordinary dividend amounting to Ch$17.5 per share. The gross dividend amounted to Ch$70.0 per ADR and was paid in Chile on July 30, 2003 and paid to ADR holders by Citibank N.A. on August 1, 2003.

     On May 7, 2004, a final dividend charged against net income of the period 2003 was paid for an amount of Ch$3.2 per share.

     On July 15, 2004, as a result of the Telefónica Móvil de Chile S.A. sale, shareholders agreed to approve the dividend payment of US$800 million. The Board of Directors agreed to pay US$200 million of the dividend as an interim dividend for 2004 and shareholders approved a US$600 million dividend to be charged against retained earnings. Therefore, the distribution was an interim dividend of US$0.21 per share, charged against fiscal year 2004 profits and a dividend of US$0.63 per share, charged against accumulated retained earnings. These dividends were paid on August 31, 2004. See “Item 4. Information On The Company—Divestitures.”

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

     On November 30, 2005, an interim dividend of Ch$11 per share or US$0.01 per share was paid and charged to 2005 net income.

     On June 22, 2006, a final dividend of Ch$15.31 per share or US$0.03 per share was paid and charged to 2005 net income.

     On June 15, 2006, a capital reduction of Ch$42.0 per share or US$0.08 per share was paid to shareholders.

     On November 23, 2006, an interim dividend of Ch$11.0 per share or US$0.02 per share was paid to shareholders and charged to 2006 net income.

     At its meeting on February 26, 2007, the Company’s Board of Directors agreed to propose a capital reduction of Ch$48,815,011,335 (Ch$51 per share) at the extraordinary shareholders’ meeting to be held on April 13, 2007.

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

ITEM 9. THE OFFER AND LISTING

A. Offer and Listing Details

Common Stock Prices and Related Matters

     Shares of Series A Common Stock and Series B Common Stock are currently traded in Chile on the Bolsa de Comercio de Santiago (the “Santiago Stock Exchange”). Such shares are also listed on the Bolsa de Corredores-Bolsa de Valores (the “Valparaíso Stock Exchange”) and on the Bolsa Electrónica de Chile-Bolsa de Valores (the “Electronic Stock Exchange”). The Santiago Stock Exchange is Chile’s principal exchange accounting for approximately 89% of all equity traded in Chile during 2006. Approximately 11% of equity trading in Chile during 2006 was conducted on the Electronic Stock Exchange, an electronic trading market that was created by banks and non-member brokerage houses, and less than 1% of equity was traded on the Valparaíso Stock Exchange.

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

	Santiago Stock Exchange				NYSE

	(Ch$ per Share(1))				(US$ per ADS(2))
	High		Low		High	Low

	Series A	Series B	Series A	Series B

2002	2,620	1,855	1,450	1,100	15.75	7.90
2003	2,600	2,200	1,610	1,200	15.91	8.81
2004	2,390	2,150	1,450	1,240	16.83	9.40
2005	1,710	1,610	1,091	1,000	11.88	8.55
2006	1,264	1,080	860	779	9.70	6.40

2005
First quarter	1,710	1,610	1,550	1,450	11.88	10.80
Second quarter	1,650	1,600	1,410	1,325	11.52	9.57
Third quarter	1,588	1,465	1,434	1,330	11.67	10.20
Fourth quarter	1,459	1,351	1,091	1,000	11.10	8.55
2006
First quarter	1,264	1,060	1,055	1,000	9.70	8.02
Second quarter	1,195	1,080	910	900	9.18	6.47
Third quarter	995	861	860	779	7.53	6.40
Fourth quarter	1,082	990	935	845	8.28	6.94
October	1,020	900	935	845	7.59	6.94
November	1,082	990	975	875	8.15	7.53
December	1,075	951	1,050	935	8.28	7.97
2007
First quarter	1,260	1,100	1,055	970	9.43	8.04
January	1,260	1,080	1,055	970	9.43	8.04
February	1,255	1,100	1,110	1,000	9.27	8.42
March	1,245	1,070	1,106	1,025	9.32	8.20
________________________________________
(1)	Chilean pesos are reflected at historic values.

(2)	1 ADS = 4 shares of Series A Common Stock.

     On April 30, 2006, there were 29,039,523 ADSs (equivalent to 116,158,091 shares of Series A Common Stock) outstanding, held by approximately 63 holders of record. On that date, such ADSs represented 12.14% of the total number of issued and outstanding shares of the Company’s common stock.

Debt Securities

     The Company’s 7.625% Notes due July 15, 2006 and 8.375% Notes due January 1, 2006 (together, the “Debt Securities”) were traded primarily in the over-the-counter market. However, these Notes matured in 2006, and as of December 31, 2006, the Company does not have debt securities that trade in the over-the-counter market in the United States.

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

B. Memorandum and Articles of Association

     Set forth below is certain information concerning Telefónica Chile’s capital stock and a brief summary of certain significant provisions of the Company’s Bylaws and Chilean law. This description does not purport to be complete and is qualified by reference to the Bylaws, which have been attached as an exhibit to this Annual Report.

Organization and Register

     Telefónica Chile is a publicly held stock corporation (sociedad anónima abierta) organized under the laws of Chile and was incorporated on November 18, 1930, as recorded on page 426 No. 158 of the Commercial Record of Santiago of the year 1931, and has a duration through August 10, 2068. The purpose of the Company is to provide a broad range of telecommunications and related broadcasting services, as more fully set forth in Article Four of the Bylaws.

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

     The Chilean securities markets are principally regulated by the SVS (Chilean Security and Exchange Commission) under the Securities Market Law and the Corporations Law. These two laws contain disclosure requirements, impose restrictions on insider trading and price manipulation, and provide protection of minority investors. The Corporations Law clarifies rules and requirements for establishing “open” corporations while eliminating authority supervision of “closed” companies. Open corporations are those which: (i) have 500 or more shareholders, (ii) have 100 or more shareholders who own as a group together at least 10% of the subscribed capital (excluding those whose individual holdings exceed such percentage), or (iii) register in the securities record on a voluntary basis or in compliance with a legal requirement. Telefónica Chile is an open corporation. The Securities Market Law establishes requirements for public offerings, stock exchanges and brokers and outlines disclosure requirements for companies that issue publicly offered securities.

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

     The Company’s Bylaws authorize two classes of common stock, Series A Common Stock and Series B Common Stock. The rights of both series of shares are identical, except that the holders of Series B Common Stock are entitled as a class only to (i) elect one of seven directors and an alternate director for that director and (ii) name one of three liquidators of Telefónica Chile in the event of its dissolution.

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

Shareholders’ Meetings and Voting Rights

     The General Annual Shareholders’ Meeting of the Company is held during the first four months of each year. Extraordinary meetings of shareholders may be called by the Board of Directors when deemed appropriate or when requested by shareholders representing at least 10% of the issued voting shares or by the SVS. Notice to convene the General Annual Shareholders’ Meeting or a Special Shareholders’ Meeting is given by means of a notice published in a newspaper of Telefónica Chile’s corporate domicile (currently, Santiago) or in the Official Gazette in the prescribed manner by the law and its rule. Notice must also be mailed to each shareholder and given to the SVS at least 15 days prior to the meeting.

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

     Chilean law does not require a publicly traded company to provide the level and type of information that United States securities laws require a reporting company to provide to its shareholders in connection with a solicitation of proxies. Under Chilean law, a notice of a shareholders’ meeting listing matters to be addressed at the meeting must be mailed not later than 15 days prior to the date of a meeting. In the case of a General Annual Shareholders’ Meeting, an annual report of the Company’s activities, which includes audited financial statements for the Company, must also be mailed to certain shareholders (corresponding to the higher value between (i) those shareholders owning 90% of the shares, and (ii) those shareholders representing 35% of total shareholders which have an investment higher than 120 UF). Additionally, the Company regularly provides, and management intends to continue to provide, a proposal for the final dividend, a statement of the proposed dividend policy for interim dividends for the then current year and a statement of Telefónica Chile’s Investment and Financing Policy required by Decree-Law 3500 discussed below. See “Item 8. Financial Information—Dividend Policy and Dividends.”

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

     Subject to the terms of the Deposit Agreement among the Company, the Bank of New York, as Depositary, and the owners and holders of ADRs, dated as of July 19, 1990, as amended and restated in the Amended and Restated Deposit Agreement among the Company, Citibank, N.A., as Depositary, and the owners and holders of ADRs, dated as of January 2, 1997, and the Second Amended and Restated Deposit Agreement, dated as of June 1, 1998, among Telefónica Chile, Citibank, N.A., as Depositary, and the owners and holders of ADRs, the holders of ADRs have the right to instruct the Depositary as to the exercise of voting rights with respect to the underlying common shares. The Depositary is not permitted to vote any of the underlying shares as to which it has received no instructions from the holders of ADRs.

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

     As mandated by Decree-Law 3500 (discussed below) and as required by Telefónica Chile’s Bylaws, at each General Annual Shareholders’ Meeting, shareholders of the Company must consider for approval a statement of general investment directives and limitations proffered by management. At the General Annual Shareholders’ Meeting held in April 2006, the Investment and Financing Policy for 2006 was approved by Telefónica Chile’s shareholders.

     The Company’s current Investment and Financing Policy requires that the maximum consolidated debt-to-equity ratio of Telefónica Chile and its subsidiaries not exceed 1.6.

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

     The Investment and Financing Policy for 2006 also contains restrictions on the disposition of assets or property rights that are essential for the functioning of the Company, including the networks, central switches, equipment and parcels of land used to provide services pursuant to government licenses. Such assets may, however, be modified or replaced for reasons of technical or economic obsolescence. As of the General Annual Shareholders’ Meeting held in April 2006, the Company’s essential assets also included 51% of the shares of subsidiaries Telefónica Empresas and Telefónica Larga Distancia.

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

C. Material Contracts

     There were no material contracts signed in the year 2006.

D. Exchange Controls and Other Limitations Affecting Security Holders

     Telefónica Chile has outstanding ADRs and Debt Securities. Each of these securities is subject to requirements as to issuance and other matters established by the Central Bank.

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

     A foreign investment and exchange contract was entered into by the Central Bank, the Company and The Bank of New York as depositary in 1990 (the “Foreign Investment Contract”) pursuant to Article 47 of the Central Bank Act and to Chapter XXVI of the Compendium (“Chapter XXVI”). On December 30, 1996, the Foreign Investment Contract was amended to incorporate the designation of Citibank N.A. as the successor depositary for Telefónica Chile’s ADR program. Although an amendment made by the Central Bank on April 19, 2001, repealed Chapter XXVI, it continues to be enforceable with respect to contracts entered into pursuant to Chapter XXVI, such as the Foreign Investment Contract.

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

     A capital reduction, such as the one that was approved by the Company’s shareholders at the April 20, 2006 shareholder’s meeting, is generally tax free to holders of Series A Common Stock or ADSs except in certain circumstances, such as the existence of: (i) pending taxable net income from prior periods, (ii) pending net income (retained earnings), and (iii) capitalized share premiums generated by above market price capital increases on which the Company elected to not pay taxes at the time of issuance. The effective tax rate applicable to the capital reduction paid in 2006 was 29.41%, due to the fact that condition (i), pending taxable net income from prior periods, was met. The average First Category Tax credit rate applicable to the capital reduction was 8.59691255% of the amount paid, as detailed in the example below.

Example: Effective Tax Rate for Capital Reduction Payment	Ch$

Amount of Dividend Received	100.00
Withholding Tax
35% of the dividend received + Credit for First Category Tax =100+8.59691255	(38.00)
Credit for First Category Tax	8.59

Net Withholding Tax	(29.41)

Taxation of Capital Gain on the Sale of Shares of Series A Common Stock and ADSs

(1)	The Ruling provides that gains from sales or other dispositions of ADSs are not subject to any Chilean taxes, provided that such sales occur outside of Chile.

(2)	Taxation of shares acquired on or before April 19, 2001

A gain recognized on a sale or exchange of shares (as distinguished from sales or exchanges of ADSs representing such shares) will be subject to both a 17% Chilean income tax and the 35% Chilean withholding tax (the former being creditable against the latter) if either the foreign holder:

• Has held the shares for less than one year since exchanging ADSs for the shares; or

• Acquired and disposed of the shares in the ordinary course of its business or as an habitual trader ofshares.

In all other cases, gain on the disposal of shares will be subject to a 17% Chilean income tax but will not be subject to the 35% Chilean withholding tax.

This rule also applies for the disposal of shares not qualifying for the exemption in (3), below.

(3)	Taxation on shares acquired after April 19, 2001

On November 7, 2001, the income tax law was amended in order to create a tax exemption on capital gains arising from the sale of shares of listed companies traded in the stock markets. Although there are certain restrictions established in the amended income tax law, in general terms, the amendment provides that in order to have access to the capital gain exemption: (i) the shares must be of a public stock corporation with a certain minimum level of trading in a stock exchange, (ii) the sale must be carried out in a Chilean stock exchange, or in another stock exchange authorized by the SVS, or in a tender offer subject to Chapter XXV of the Chilean Securities Market Law, (iii) the shares which are being sold must have been acquired on a stock exchange, or in a tender offer subject to Chapter XXV of the Chilean Securities Market Law, or in an initial public offering (due to the creation of a company or to a capital increase), or due to the exchange of convertible bonds, and (iv) the shares must have been acquired after April 19, 2001.

The tax basis of shares received in exchange for ADSs will be the acquisition value of the shares. The valuation procedure set forth in the deposit agreement, which values shares at the highest price at which they trade on the Santiago Stock Exchange on the day of the exchange, will determine the acquisition value for this purpose. Consequently, the conversion of ADSs into shares and the immediate sale of the shares for the value established under the deposit agreement will not generate a capital gain subject to taxation in Chile.

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

     As used herein, the term “U.S. Holder” means a beneficial owner of Series A Common Stock or ADSs that is for U.S. federal income tax purposes:

  a citizen or resident of the United States;
  a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States or of any political subdivision thereof; or
  an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

The U.S. federal income tax treatment of a partner in a partnership that holds Series A Common Stock or ADSs will depend on the status of the partner and the activities of the partnership. Partners in such partnerships should consult their own tax advisors.

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

Taxation of Dividends

     Distributions made by the Company of cash or property (other than certain pro rata distributions of common shares) generally will constitute a taxable dividend to the extent paid out of the Company’s current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Since the Company does not maintain calculations of its earnings and profits under U.S. federal income tax principles, a U.S. Holder will generally be required to treat such distributions as taxable dividends. The full amount of any dividend paid in respect of shares of Series A Common Stock or ADSs (including the amount of Chilean taxes withheld therefrom) will be included in the gross income of a U.S. Holder as foreign source dividend income at the time that the dividend is received by the U.S. Holder, in the case of shares of Series A Common Stock, or by the depositary, in the case of ADSs. Subject to applicable limitations and the discussion above regarding concerns expressed by the U.S. Treasury, under current law, dividends paid to non-corporate U.S. Holders in taxable years beginning prior to January 1, 2011 will be subject to taxation at a maximum rate of 15%. Dividends paid by us will not be eligible for the dividends received deduction generally allowed to U.S. corporations under the Code.

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

Passive Foreign Investment Company Rules

     The Company believes that it will not be considered a PFIC for U.S. federal income tax purposes for 2006, and does not expect to be considered a PFIC in the foreseeable future. However, because PFIC status depends upon the composition of a company’s income and assets (including, among others, less than 25 percent owned equity investments) from time to time, there can be no assurance that the Company will not be considered a PFIC for any taxable year. If the Company were treated as a PFIC for any taxable year during which a U.S. Holder held a share of Series A Common Stock or an ADS, certain adverse consequences would apply to the U.S. Holder, including the imposition of higher amounts of tax than would otherwise apply to a U.S. Holder and additional tax form filing requirements. U.S. Holders are urged to consult their own tax advisors regarding the U.S. federal tax consequences if the Company were considered a PFIC.

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

F. Dividends and Paying Agents

     Not applicable.

G. Statement by Experts

     Not applicable.

H. Documents on Display

     Telefónica Chile will provide without charge to each person to whom this Annual Report is delivered, upon written, e-mail or oral request from any such person, a copy of any or all of the documents referenced in this Annual Report. Written requests for such copies should be directed to either of the following contacts:

Compañía de Telecomunicaciones de Chile S.A.
Avenida Providencia 111, 22nd floor
Santiago, Chile
Attention: Sofia Chellew
                 Head of Investor Relations

E-mail and oral requests for copies of such documents may be made to Telefónica Chile at sofia.chellew@telefonicachile.cl or at 56-2-691-3867.

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

     The primary interest rate risk that the Company faces is the effect on its fluctuating rate loans of a rise in the LIBOR rate. The Company had outstanding as of December 31, 2006, long-term fluctuating rate-based loans in the amount of Ch$333,386 million (US$626.2 million), including current maturities and accrued interest. As of December 31, 2005, long-term fluctuating rate-based loans in the amount of Ch$328,221 million (US$616.5 million), including current maturities and accrued interest, were outstanding.

     The primary exchange rate risk that the Company faces is the depreciation of the peso against the U.S. dollar, due to the fact that, although a substantial portion of the Company’s long-term liabilities are dollar-denominated, the Company’s revenues are largely denominated in Chilean pesos. The Company had, as of December 31, 2006, Ch$267,754 million (US$502.9 million) in dollar-denominated, interest-bearing, long-term liabilities (including current maturities and accrued interest) compared to Ch$374,878 million (US$704.1 million) in dollar-denominated, interest-bearing, long-term liabilities, including current maturities and accrued interest as of December 31, 2005.

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

     In the normal course of business, the Company also faces risks that are either non-financial or non-quantifiable. Such risks principally include political risk, credit risk and legal risk, and are not represented in the tables below. See Item 3. “Key Information—Risk Factors.”

Risk of Variations in Floating Interest Rates

     The major part of Chilean peso-denominated debt is variable-rate UF-denominated. In 2006, of the total Chilean peso-denominated debt, 49.0% was floating-rate debt and 51.0% was fixed-rate debt. Of the Company’s long-term interest-bearing debt denominated in foreign currencies, as of December 31, 2006, 100% was floating-rate debt, compared to 29.9% fixed-rate debt and 70.1% floating-rate debt as of December 31, 2005. In 2006 and 2005, all of the Company’s foreign currency long-term floating-rate debt was tied to LIBOR.

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

     As of December 31, 2006, 16.7% of the Company’s long-term interest-bearing debt, including current portion and foreign currency and Chilean peso-denominated debt, was exposed to interest rate fluctuations. The remaining 83.3% of the Company’s interest-bearing debt was insulated from interest rate fluctuations: 66.3% was hedged through the instruments set forth in the following table, and 17.0% was fixed-rate debt. As of December 31, 2006, the Company had outstanding cross-currency swaps for a liability of Ch$266,196 million (US$500 million), which serve to hedge against dollar-peso exchange rate fluctuations and, at the same time, effectively change its floating rate to a fixed rate.

     As of December 31, 2005, 23.9% of the Company’s long-term interest-bearing debt, including current portion and foreign currency and Chilean peso-denominated debt, was exposed to interest rate fluctuations. The remaining 76.1% of the Company’s interest-bearing debt was insulated from interest rate fluctuations: 48.3% was hedged through the instruments set forth in the following table, and 27.8% was fixed-rate debt. As of December 31, 2005, the Company had outstanding cross-currency swaps for a liability of Ch$219,770 million (US$412.8 million), which serve to hedge against dollar-peso exchange rate fluctuations and, at the same time, effectively change its floating rate to a fixed rate.

     The following table summarizes the long-term interest-bearing debt obligations (including current maturities and accrued interest) and derivative instruments held by the Company as of December 31, 2006 and 2005. The Company enters into interest rate swaps and/or cross-currency swaps and/or zero-cost collar contracts or any other hedging instrument to achieve synthetically the appropriate level of variable and fixed-rate debt approved by senior management. For debt, the tables present principal payment obligations by maturity date and the related average interest rate. For collars, the tables present the notional amounts and cap and floor rates by contractual dates. Average interest rates for liabilities are calculated based on the prevailing interest rate as of December 31 of each year, for each loan. Dollar-denominated liabilities have been converted into Chilean pesos based on the Observed Exchange Rate as of December 31, 2006, which was Ch$532.39 = US$1.00.

	As of December 31, 2006 Expected Maturity Date

	Average Interest Rate(2)	2007	2008	2009	2010	2011	Thereafter	Total Long- Term Debt (including current portion)	Fair Value(1)

	(in millions of constant Chilean pesos as of December 31, 2006)
Long-Term
Interest-Bearing Debt:
Fixed rate
(Ch$-denominated) (3)	4.18%	1,852	1,335	1,335	1,335	1,335	61,012	68,204	68,175
(US$-denominated)(2)	-	-	-	-	-	-	-	-	-

Variable rate
(Ch$-denominated) (3)	3.16%	446	-	-	65,186		-	65,632	65,632
(US$-denominated)(2)	5.70%	1,559	79,859	106,478	-	79,858	-	267,754	267,754

Interest Rate Derivatives
Cross-currency Swaps:
Notional amount of variable to
fixed (US$-denominated)(3)		-	79,859	106,478	-	79,859	-	-	-
Average pay rate	-	-	2.49%	3.46%	-	4.17%	-	-	-
Average received rate	-	-	5.73%	5.79%	-	5.75%	-	-	-

________________________________________
(1)	These figures were calculated based on the discounted value of future cash flows expected to be received or paid, considering current discount rates that reflect the different risks involved. See “Additional Disclosure Requirements” to Note 37 of the Audited Consolidated Financial Statements for more information regarding the fair value of financial instruments and derivatives.

(2)	“Average interest rate” means, for variable rate debt, the average prevailing interest rate as of December 31, 2006 on Telefónica Chile’s variable rate debt and, for fixed rate debt, the average prevailing interest rate as of December 31, 2006 on Telefónica Chile’s fixed rate debt.

(3)	These figures were calculated based on the Observed Exchange Rate as of December 31, 2006, which was Ch$532.39 = US$1.00.

As of December 31, 2005 Expected Maturity Date

	Average Interest Rate(2)	2006	2007	2008	2009	2010	Thereafter	Total Long- Term Debt (including current portion)	Fair Value(1)

(in millions of constant Chilean pesos as of December 31, 2006)
Long-Term
Interest-Bearing Debt:
Fixed rate

	As of December 31, 2005 Expected Maturity Date

	Average Interest Rate(2)	2006	2007	2008	2009	2010	Thereafter	Total Long- Term Debt (including current portion)	Fair Value(1)

(Ch$-denominated)	6.05%	1,500	1,330	1,330	1,330	1,330	7,362	14,182	14,182
(US$-denominated)(2)	8.19%	112,228	-	-	-	-	-	112,228	111,766

Variable rate
(Ch$-denominated)	2.32%	329	-	-	-	65,242	-	65,571	65,571
(US$-denominated)(2)	4.75%	1,019	-	78,489	104,653	-	78,489	262,650	262,650

Interest Rate Derivatives
Cross-currency Swaps:
Notional amount of variable to
fixed (US$-denominated)(3)	-	-	-	78,489	104,653	-	36,628	-	-
Average pay rate	-	-	-	2.49%	3.46%	-	4.47%	-	-
Average received rate	-	-	-	4.65%	4.90%	-	4.64%	-	-

________________________________________
(1)	These figures were calculated based on the discounted value of future cash flows expected to be received or paid, considering current discount rates that reflect the different risks involved. See “Additional Disclosure Requirements” to Note 37 of the Audited Consolidated Financial Statements for more information regarding the fair value of financial instruments and derivatives.

(2)	“Average interest rate” means, for variable rate debt, the average prevailing interest rate as of December 31, 2005 on Telefónica Chile’s variable rate debt and, for fixed rate debt, the average prevailing interest rate as of December 31, 2005 on Telefónica Chile’s fixed rate debt.

(3)	These figures were calculated based on the Observed Exchange Rate as of December 31, 2005, which was Ch$512.50 = US$1.00.

Risk of Variations in Foreign Currency Exchange Rates

     The Company does not hedge its Chilean peso-denominated debt. The part of Chilean peso-denominated debt is UF-denominated, and therefore indexed to Chilean inflation.

     As of December 31, 2006, 66.7% of the Company’s interest-bearing debt (including current portion) was dollar-denominated and fully hedged against exchange rate variations between the peso-UF and the U.S. dollar through the instruments set forth in the tables below. The remaining 33.3% of the Company’s interest-bearing debt is UF- or Chilean peso-denominated and, therefore, not subject to exchange rate risk. As of December 31, 2005, 82.5% of the Company’s interest-bearing debt (including current portion) was dollar-denominated and fully hedged against exchange rate variations between the peso-UF and the U.S. dollar through the instruments set forth in the tables below. The remaining 17.5% of the Company’s interest-bearing debt is UF- or Chilean peso-denominated and therefore not subject to exchange rate risk.

     Telefónica Chile enters into forward contracts pursuant to which it agrees to purchase dollars for UF at an agreed exchange rate on a particular date. The maturities of the forward contracts match certain of Telefónica Chile’s foreign exchange-denominated liabilities in order to hedge those liabilities. The purpose of the Company’s foreign-currency hedging activities is to protect the Company from the risk of devaluation of the Chilean peso against the dollar. Telefónica Chile’s risk is the replacement cost, at current market value, of the transactions in the event of default by counterparties. Management believes that the risk of incurring such losses is remote and that any losses would be immaterial, although no assurance can be given to this effect.

     As of December 31, 2006, the Company had the equivalent of Ch$267,754 million (US$502.9 million) in U.S. dollar-denominated, interest-bearing, long-term debt (including current portion) outstanding. Most of Telefonica Chile’s debt denominated in foreign currencies is in U.S. dollars. To reduce the impact of any depreciation of the Chilean peso against the dollar, as of December 31, 2006, the Company had entered into, on a short-term basis, exchange rate forward contracts for U.S. dollars in exchange for Chilean pesos or UF in the amount of Ch$21,098 million (US$39.6 million), and had entered into a cross-currency interest rate swap for the purchase of U.S. dollars in the equivalent amount of Ch$294,405 million (US$553 million).

     As of December 31, 2005, the Company had the equivalent of Ch$374,878 million (US$704.1 million) in U.S. dollar-denominated, interest-bearing, long-term debt (including current portion) outstanding. Most of Telefonica Chile’s debt denominated in foreign currencies is in U.S. dollars. To reduce the impact of any depreciation of the

Chilean peso against the dollar, as of December 31, 2005, the Company had entered into, on a short-term basis, exchange rate forward contracts for U.S. dollars in exchange for Chilean pesos or UF in the amount of Ch$60,347 million (US$113.4 million), and had entered into a cross-currency interest rate swap for the purchase of U.S. dollars in the equivalent amount of Ch$245,785 million (US$461.7 million).

     The tables below provide information about the Company’s borrowings and derivative financial instruments that are sensitive to foreign currency exchange rates. For the U.S. dollar-denominated debt, the tables present principal cash flows by maturity date. For the forward contracts, the tables present the amount of foreign currency that Telefónica Chile has contracted to purchase and the average UF-US$ exchange rates by contractual dates.

	As of December 31, 2006 Expected Maturity Date

	Average Interest Rate(1)	2007	2008	2009	2010	2011	Thereafter	Total Long- Term Debt (including 2007 Maturities)	Fair Value(3)

	(Ch$ equivalent in millions, except exchange rates)
On-Balance Sheet Financial
Instruments:
Liabilities long-term interest-
bearing debt:
Fixed rate (US$)(2)	-	-	-	-	-	-	-	-	-
Variable rate (US$)	5.70%	1,559	79,859	106,478	-	79,858	-	267,754	267,754

Anticipated Transactions and
Related Derivatives				Expected transaction date
Forward Exchange Agreements
(Receive US$/pay Ch$):
Liability		7,040	-	-	-	-	-	7,040	7,040
Average contractual exchange		1.009
rate
(Ch$/US$)			-	-	-	-	-	-	-
(Receive Ch$/pay US$):
Liability		14,058	-	-	-	-	-	14,058	14,058
Average contractual exchange		0.0019
rate
(US$/Ch$)			-	-	-	-	-	-	-
(Receive Real/pay US$):
Liability		71	-	-	-	-	-	71	71
Average contractual exchange		2.4675
rate
(US$/Real)			-	-	-	-	-	-	-
Cross-Currency Swaps
(Receive US$/pay UF)
Liability		-	90,138	120,358	-	83,909	-	294,405	294,405
Average contractual exchange			0.0326	0.0328		0.0304
rate
(UF/US$)	-	-			-		-	-	-

________________________________________
(1)	“Average interest rate” means, for variable rate debt, the average prevailing interest rate as of December 31, 2006 on Telefónica Chile’s variable rate debt and, for fixed rate debt, the average prevailing interest rate as of December 31, 2006 on Telefónica Chile’s fixed rate debt.

(2)	The UF-dollar exchange rate differs from the peso-dollar exchange rate in that the UF automatically adjusts in accordance with Chilean inflation and is tied in part to the peso-dollar exchange rate.

	As of December 31, 2005 Expected Maturity Date

	Average Interest Rate(1)	2006	2007	2008	2009	2010	Thereafter	Total Long- Term Debt (including 2006 Maturities)	Fair Value

	(Ch$ equivalent in millions, except exchange rates)
On-Balance Sheet Financial
Instruments:
Liabilities long-term interest-
bearing debt:
Fixed rate (US$)(2)	8.19%	112,228	-	-	-	-	-	112,228	111,766
Variable rate (US$)	4.75%	1,019	-	78,489	104,653	-	78,489	262,650	262,650

Anticipated Transactions
and Related Derivatives				Expected transaction date
Forward Exchange
Agreements
(Receive US$/pay UF):(2)
Liability		35,835	-	-	-	-	-	35,835	35,835
Average contractual exchange		0.0308
rate
(UF/US$)			-	-	-	-	-	-	-
(Receive US$/pay Ch$):
Liability		24,512	-	-	-	-	-	24,512	24,512
Average contractual exchange		1.0184
rate
(Ch$/US$)			-	-	-	-	-	-	-
(Receive Real/pay US$):
Liability		71	-	-	-	-	-	71	71
Average contractual exchange		2.6081
rate
(US$/Real)			-	-	-	-	-	-	-
Cross-Currency Swaps
(Receive US$/pay UF)
Liability		-	-	87,435	118,794	-	39,556	245,785	245,785
Average contractual exchange				0.0317	0.0324		0.0308
rate
(UF/US$)	-	-	-			-		-	-

________________________________________
(1)	“Average interest rate” means, for variable rate debt, the average prevailing interest rate as of December 31, 2005 on Telefónica Chile’s variable rate debt and, for fixed rate debt, the average prevailing interest rate as of December 31, 2005 on Telefónica Chile’s fixed rate debt.

(2)	The UF-dollar exchange rate differs from the peso-dollar exchange rate in that the UF automatically adjusts in accordance with Chilean inflation and is tied in part to the peso-dollar exchange rate.

     In addition, during 2006, the Company held U.S. dollar-denominated marketable securities such as U.S. dollar-denominated debentures of the Chilean Central Bank (“BCD” and “BCU”). The total fair value of these securities is Ch$16,278 million.

     During 2005, the Company held U.S. dollar-denominated marketable securities such as U.S. dollar-denominated debentures of the Chilean Central Bank (“BCD” and “BCU”). The total fair value of these securities is Ch$16,081 million.

     The tables below provide information about the Company’s U.S. dollar-denominated marketable securities that are sensitive to foreign currency exchange rates and present principal cash flows by maturity date.

As of December 31, 2006 Maturity Date(1)

Average Interest Rate(2)	2007	2008	2009	2010	2011	No Contractual Maturity	Fair Value

(in Ch$ millions as of December 31, 2005)

	As of December 31, 2006
	Maturity Date(1)

	Average Interest Rate(2)	2007	2008	2009	2010	2011	No Contractual Maturity	Fair Value

Marketable securities:
BCD	5.00%	14,315	-	-	-	-	-	14,315
BCU	5.00%	-	-	1,963	-	-	-	1,963
Total		-	-	-	-	-	-	16,278

________________________________________
(1)	These figures, calculated based on the Observed Exchange Rate as of December 31, 2006, which was Ch$532.39 = US$1.00, reflect the amount Telefónica Chile would receive if the U.S. dollar-denominated marketable securities were held to maturity.

(2)	Securities coupon. Effective average rates for BCD and BCU are 5.35% and 2.9%, respectively.

	As of December 31, 2005
	Maturity Date(1)

	Average Interest Rate(2)	2006	2007	2008	2009	2010	No Contractual Maturity	Fair Value

			(in Ch$ millions as of December 31, 2005)
Marketable securities:
BCD	5.00%	-	14,097	-	-	-	-	14,097
BCU	5.00%	-	-	-	1,984	-	-	1,984
Total		-	-	-	-	-	-	16,081

________________________________________
(1)	These figures, calculated based on the Observed Exchange Rate as of December 31, 2005, which was Ch$512.50 = US$1.00, reflect the amount Telefónica Chile would receive if the U.S. dollar-denominated marketable securities were held to maturity.

(2)	Securities coupon. Effective average rates for BCD and BCU are 5.06%, and 3.14%, respectively.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

     Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

     None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

     None.

ITEM 15. CONTROLS AND PROCEDURES

     Evaluation of disclosure controls and procedures. Under the supervision and with the participation of our management, including our Chief Executive Officer, Chief Financial Officer and Chief Accounting Officer, we have evaluated the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2006. Based on that evaluation, our Chief Executive Officer, Chief Financial Officer and Chief Accounting Officer have concluded that these controls and procedures are effective in ensuring that all material information required to be filed in this Annual Report has been made known to them in a timely fashion.

     Management’s Annual Report on Internal Control over Financial Reporting. The management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is defined in Rule 13a-15(f) or 15d-15(f) promulgated under the Securities Exchange Act of 1934 as a process designed by, or under the supervision of, the Company’s Chief Executive Officer, Chief Financial Officer and Chief Accounting Officer and effected by the Company’s Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

     Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transaction and dispositions of the assets of the Company;

     Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and

     Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use of disposition of the Company’s assets that could have a material effect on the financial statements.

     Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

     The Company’s management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2006. In making this assessment, the Company’s management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework.

     Based on our assessment, management believes that, as of December 31, 2006, the Company’s internal control over financial reporting is effective based on those criteria.

     Management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2006, has been audited by Ernst & Young Ltda., an independent registered public accounting firm, as stated in their report, which is included under “Item 18 Financial Statements”.

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

ITEM 16B. CODE OF ETHICS

     We have adopted a code of ethics that applies to our Principal Executive Officer, Principal Financial Officer, Principal Accounting Officer, Controller, and to persons performing similar functions. The complete code of ethics is available on the Telefónica Chile website (www.telefonicachile.cl).

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

     Ernst &Young Ltda. has served as the Company’s independent public accountants for each of the financial years in the two-year period ended December 31, 2006, for which audited financial statements appear in this annual report on Form 20-F.

     The following table presents the aggregate fees for professional services and other services rendered by Ernst & Young Ltda (the “current audit firm”) to the Company in 2005 and 2006.

	As of December 31,

	2005	2006

	(in thousands of Chilean pesos as
	of
	December 31, 2006)
Audit Fees(1)	291,030	645,277
Audit-Related Fees(2)	-	-
Tax Fees(3)	-	-
All Other Fees(4)	-	-

Total	291,030	645,277

________________________________________
(1)	Audit Fees consist of fees billed for the annual audit services engagement and other audit services, which are those services that only the external auditor reasonably can provide, and include the group audit, statutory audits, comfort letters and consents, attest services, and assistance with and review of documents filed with the SEC.

(2)	Audit-related Fees consist of fees billed for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements or that are traditionally performed by the external auditor, and include consultations concerning financial accounting and reporting standards, internal control reviews of new systems, programs and projects, review of security controls and operational effectiveness of systems, review of plans and controls for shared service centers, due diligence related to acquisitions, accounting assistance and audits in connection with proposed or completed acquisitions, and employee benefit plan audits.

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

     Audit Committee Pre-Approval Policies and Procedures

     According to Article 52 of Chilean Corporations Law No. 18,046, the engagement of external auditors is approved by shareholders each year at the Company’s General Annual Shareholders’ Meeting. As such, the Board of Directors of the Company does not have a policy for hiring external auditors. The Company’s Directors’ Committee is responsible for proposal of external auditors made by the Board to shareholders at the General Annual Shareholders’ Meeting in accordance with the Chilean Corporations Law. At the General Annual Shareholders’ Meeting held in April 2005, Company Shareholders approved the engagement of Ernst & Young Ltda. for the twelve-month period ending April 2006. At the General Annual Shareholders’ Meeting held on April 20, 2006, Company shareholders approved the engagement of Ernst & Young Ltda. for the next twelve-month period ending April 2007, for the amounts of UF20,000 for the audit and between UF7,700 to UF12,000 for compliance work relating to the Sarbanes-Oxley Act requirements.

     During 2006, the Company’s principal accountants did not render any non-audit services. The Company has not permitted the principal accountants to render any non-audit services. The Company’s Directors’ Committee approves all audit, audit-related services, tax services and other services provided by auditing firms. The Audit Committee’s main duties are related to Independent Audits, disclosure of Financial Statements and Internal Audits.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

     Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

     None.

PART III

ITEM 17. FINANCIAL STATEMENTS

     Not applicable.

ITEM 18. FINANCIAL STATEMENTS

The following financial statements (beginning on page F-1), together with the related Reports of Independent Registered Public Accounting Firm, are filed as part of this Annual Report.

ITEM 19. EXHIBITS

Exhibit No.	Description

1.1	English translation of the Bylaws (Estatutos) of the Company, as amended, which includes its corporate charter. (4)

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

4.4
English translation of Contract for the Sale of Sonda Shares between the seller Telefónica Empresas CTC Chile S.A. and the buyers Inversiones Pacífico II Limitada, Inversiones Atlántico Limitada and Santa Isabel Limitada dated August 27, 2003.(2)

4.5
English translation of Contract for the Sale of 9% ownership interest in Publiguías between the seller Telefónica Chile S.A. and the buyer Telefónica Publicidad e Información S.A. (TPI) dated April 26, 2004. (3)

4.6	English translation of Contract for the Sale of Telefónica Móvil de Chile S.A. shares between the seller Telefónica Chile S.A. and the buyer Telefónica Móviles S.A. (TEM) dated July 23, 2004. (3)

8.1	List of Subsidiaries of the Company.

11.1	Code of Ethics(2)

12.1	Certification of the Chief Executive Officer of Compañía de Telecomunicaciones de Chile S.A. furnished pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification of the Chief Financial Officer of Compañía de Telecomunicaciones de Chile S.A. furnished pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.3	Certification of the Chief Accounting Officer of Compañía de Telecomunicaciones de Chile S.A. furnished pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

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

________________________________________
(1)	Filed as an Exhibit to the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2002 and incorporated by reference hereto.

(2)	Filed as an Exhibit to the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2003 and incorporated by reference hereto.

(3)	Filed as an Exhibit to the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2004 and incorporated by reference hereto.

(4)	Filed as an Exhibit to the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2005 and incorporated by reference hereto.

SIGNATURES

      The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE, S.A.

By:	/S/ Julio Covarrubias

Name: Julio Covarrubias
Title: Chief Financial Officer

Date: April 13, 2007

COMPAÑIA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

Audited Consolidated Financial Statements as of
December 31, 2005 and 2006 and for each of the three years in the period ended December 31, 2006 together with the Reports of Independent Registered Public Accounting Firms

(Translation of financial statements originally issued in Spanish)

Page

Report of Independent Registered Public Accounting Firm for the years 2005 and 2006	F-1
Report of Independent Registered Public Accounting Firm for the year 2004	F-2
Report of Independent Registered Public Accounting Firm on Internal Control over Financial Reporting	F-3
Consolidated Balance Sheets as of December 31, 2005 and 2006	F-4
Consolidated Statements of Income for each of the three years in the period ended December 31, 2006	F-6
Consolidated Statement of Changes in Equity for each of the three years in the period ended December 31, 2006	F-7
Consolidated Statements of Cash Flow for each of the three years in the period ended December 31, 2006	F-8
Notes to the Consolidated Financial Statements	F-9

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

We have audited the accompanying consolidated balance sheets of Compañía de Telecomunicaciones de Chile S.A. and its subsidiaries (the “Company”) as of December 31, 2005 and 2006, and the related consolidated statements of operations, changes in shareholders’ equity and cash flows for each of the two years in the period ended December 31, 2006. Our audits also included the financial statement Schedule II - Valuation and Qualifying Accounts. These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Compañía de Telecomunicaciones de Chile S.A. and subsidiaries at December 31, 2005 and 2006, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2006, in conformity with accounting principles generally accepted in Chile, which differ in certain respects from US generally accepted accounting principles (see Note 37 to the consolidated financial statements). Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

As described in Note 3 to the financial statements, beginning on January 1, 2005, the Company implemented changes in estimates regarding its accounting for staff severance indemnities to record the future obligation using actuarial valuation, and regarding its process to record accounts receivable and payable from international traffic.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company’s internal control over financial reporting as of December 31, 2006, based on the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated January 24, 2007, except for internal control over financial reporting related to Notes 35 and 37 of the 2006 consolidated financial statements as to which the date is April 12, 2007, expressed an unqualified opinion thereon.

ERNST & YOUNG LTDA.

Santiago, Chile
January 24, 2007
(Except as to Notes 35 and 37 as to which the date is April 12, 2007)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of Compañía de Telecomunicaciones de Chile S.A.:

We have audited the accompanying consolidated statements of operations and cash flows of Compañía de Telecomunicaciones de Chile S.A. and Subsidiaries (the “Company”) for the year ended December 31, 2004 (all expressed in constant Chilean pesos). Our audit also included the financial statement schedules listed in the index to Item 18. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the results of the operations and the cash flows of Compañía de Telecomunicaciones de Chile S.A. and subsidiaries for the year ended December 31, 2004, in conformity with accounting principles generally accepted in Chile. Also, in our opinion, such financial statement schedules, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly in all material respects the information set forth therein.

As detailed in Note 26 a), on July 23, 2004, the Company sold its subsidiary Telefónica Móvil de Chile S.A. As a result of this transaction, the Company recognized a gain on disposal of ThCh$303,540,170 (historical), net of taxes and goodwill write-off.

Accounting principles generally accepted in Chile vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 37 to the consolidated financial statements.

Deloitte.
Santiago, Chile

June 10, 2005

Report of Independent Registered Public Accounting Firm on Internal Control over Financial Reporting

The Board of Directors and Shareholders of Compañía de Telecomunicaciónes de Chile S.A.:

We have audited management’s assessment, included in the accompanying management’s report on internal control over financial reporting, that Compañía de Telecomunicaciónes de Chile S.A. and subsidiaries (the “Company”) maintained effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management’s assessment and an opinion on the effectiveness of the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management’s assessment that the Company maintained effective internal control over financial reporting as of December 31, 2006, is fairly stated, in all material respects, based on the COSO criteria. Also, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the 2005 and 2006 consolidated financial statements of Compañía de Telecomunicaciones de Chile S.A. and our report dated January 24, 2007, except as to Notes 35 and 37 as to which the date is April 12, 2007 expressed an unqualified opinion thereon.

ERNST & YOUNG LTDA.

Santiago, Chile
January 24, 2007
(Except for internal control over financial reporting related to Note 35 and 37 of the 2006 consolidated financial statements as to which the date is April 12, 2007)

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
December 31, 2005 and 2006
(Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2006 except as stated)

		As of December 31,

ASSETS	Notes	2005	2006	2006

		ThCh$	ThCh$	ThUS$
				(Note 2)
CURRENT ASSETS:
Cash		6,424,238	10,074,960	18,924
Time deposits	(4)	86,753,294	27,543,715	51,736
Marketable securities, net	(5)	16,078,005	16,263,602	30,548
Accounts receivable, net	(6)	151,965,200	176,310,318	331,168
Notes receivable, net	(6)	3,433,457	4,125,379	7,749
Other receivables	(6)	12,271,773	10,524,404	19,768
Due from related companies	(7a)	14,546,828	17,421,462	32,723
Inventories, net		2,867,731	5,259,293	9,879
Prepaid taxes		4,731,578	2,965,213	5,570
Prepaid expenses		2,655,976	922,191	1,732
Deferred taxes, net	(8b)	11,930,838	13,932,290	26,169
Other current assets	(9)	11,333,038	10,948,558	20,565

TOTAL CURRENT ASSETS		324,991,956	296,291,385	556,531

PROPERTY, PLANT AND EQUIPMENT	(11)
Land		27,852,723	27,858,064	52,326
Buildings and improvements		791,790,968	785,112,256	1,474,694
Machinery and equipment		2,723,729,586	2,762,527,493	5,188,917
Other property, plant and equipment		264,559,181	316,701,911	594,868
Technical revaluation		9,948,548	9,463,656	17,776
Accumulated depreciation		(2,490,072,578)	(2,672,072,073)	(5,019,013)

TOTAL PROPERTY, PLANT AND EQUIPMENT, NET		1,327,808,428	1,229,591,307	2,309,568

OTHER NON-CURRENT ASSETS
Investment in related companies	(12)	7,996,697	8,109,310	15,232
Investment in other companies		4,179	4,179	8
Goodwill, net	(13)	18,838,807	15,954,977	29,969
Long term receivables	(6)	15,706,980	13,607,076	25,558
Intangibles,net	(14)	37,809,712	35,272,664	66,253
Other non-current assets	(15)	13,897,470	17,945,351	33,707

TOTAL OTHER ASSETS		94,253,845	90,893,557	170,727

TOTAL ASSETS		1,747,054,229	1,616,776,249	3,036,826

The accompanying notes 1 to 37 are an integral part of these consolidated financial statements

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
December 31, 2005 and 2006
(Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2006 except as stated)

		As of December 31,

LIABILITIES AND SHAREHOLDERS’ EQUITY	Notes	2005	2006	2006

		ThCh$	ThCh$	ThUS$
				(Note 2)
CURRENT LIABILITIES:
Current maturities of long-term debt	(16)	1,347,294	2,005,114	3,766
Commercial paper	(18a)	58,285,826	-	-
Current maturities of bonds payable	(18b)	113,712,131	1,839,758	3,456
Current maturities of other long-term obligations		16,862	11,722	22
Dividends payable		1,755,595	1,598,709	3,003
Trade accounts payable	(19)	78,087,761	107,216,258	201,387
Other payables	(20)	20,939,772	13,926,967	26,159
Due to related companies	(7b)	26,408,461	33,007,160	61,998
Accruals	(21)	10,299,309	8,381,697	15,744
Withholdings		12,584,338	16,586,668	31,155
Deferred Revenue		10,981,319	10,099,258	18,970
Other current liabilities		849,241	-	-

TOTAL CURRENT LIABILITIES		335,267,909	194,673,311	365,660

LONG-TERM LIABILITIES
Long-term debt with banks and
financial institutions	(17)	326,873,609	331,380,831	622,440
Bonds payable	(18b)	12,453,342	66,141,943	124,236
Other accounts payable	(23)	26,013,822	28,210,503	52,988
Accruals	(21)	36,078,910	35,525,488	66,728
Deferred taxes, net	(8b)	59,588,547	55,064,116	103,428
Other liabilities		4,095,910	3,788,895	7,116

TOTAL LONG-TERM LIABILITIES		465,104,140	520,111,776	976,936

CONTINGENCIES AND COMMITMENTS	(31)	-	-	-

MINORITY INTEREST	(24)	1,670,081	1,230,287	2,311

SHAREHOLDERS' EQUITY	(25)
Paid-in capital		931,859,276	890,894,953	1,673,388
Other reserves		(1,788,017)	(3,000,511)	(5,636)
Retained earnings		14,940,840	12,866,433	24,167

TOTAL SHAREHOLDERS' EQUITY		945,012,099	900,760,875	1,691,919

TOTAL LIABILITIES, MINORITY INTEREST AND SHAREHOLDERS' EQUITY		1,747,054,229	1,616,776,249	3,036,826

The accompanying notes 1 to 37 are an integral part of these consolidated financial statements

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
For the years ended December 31, 2004, 2005 and 2006
(Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2006 except as stated)

		For the years ended December 31,

	Notes	2004	2005	2006	2006

		ThCh$	ThCh$	ThCh$	ThUS$
					(note 2)

OPERATING REVENUES		743,470,466	592,904,274	577,203,534	1,084,174
Operating costs		(470,119,649)	(380,887,804)	(373,024,912)	(700,661)

Gross profit		273,350,817	212,016,470	204,178,622	383,513
Administrative and selling expenses		(168,491,083)	(123,091,244)	(121,554,811)	(228,319)

OPERATING RESULTS		104,859,734	88,925,226	82,623,811	155,194

NON-OPERATING RESULTS:
Interest income		9,822,201	8,152,458	4,436,559	8,333
Equity in earnings of equity-method investees	(12)	761,908	1,748,329	1,949,359	3,662
Other non-operating income	(26a)	502,951,353	3,170,833	1,616,867	3,037
Equity in losses of equity-method investees	(12)	(187,934)	(33,193)	(33,628)	(63)
Amortization of goodwill	(13)	(148,511,412)	(1,616,816)	(2,222,691)	(4,175)
Interest expense and other		(57,175,378)	(30,120,752)	(19,480,089)	(36,590)
Other non-operating expenses	(26b)	(26,095,860)	(13,351,580)	(16,644,682)	(31,264)
Price-level restatement, net	(27)	(4,407,261)	1,985,668	500,929	941
Foreign exchange gain, net	(28)	13,908,037	976,129	164,889	310

NON-OPERATING (LOSS) INCOME, NET		291,065,654	(29,088,924)	(29,712,487)	(55,809)

INCOME BEFORE INCOME TAXES
AND MINORITY INTEREST		395,925,388	59,836,302	52,911,324	99,385

INCOME TAXES	(8c)	(65,998,904)	(34,093,408)	(29,599,897)	(55,598)

INCOME BEFORE
MINORITY INTEREST		329,926,484	25,742,894	23,311,427	43,787

MINORITY INTEREST	(24)	(299,385)	(30,724)	41,619	78

NET INCOME FOR THE YEAR		329,627,099	25,712,170	23,353,046	43,865

The accompanying notes 1 to 37 are an integral part of these consolidated financial statements

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
For the years ended December 31, 2004, 2005 and 2006
(Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2006 except as stated)

			Net income			Total
	Paid-in	Other	(loss) for	Retained	Interim	shareholders'
	capital	reserves	the year	Earnings	dividend	equity
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

2004
Balances as of December 31, 2003	859,490,281	(791,199)	10,133,882	421,404,583	-	1,290,237,547
Transfer of 2003 net income to retained earnings	-	-	(10,133,882)	10,133,882	-	-
Accumulated adjustment for conversion differences	-	(425,240)	-	-	-	(425,240)
Final dividend 2003	-	-	-	(3,062,903)	-	(3,062,903)
Final dividend	-	-	-	(385,685,783)	-	(385,685,783)
2004 interim dividend	-	-	-	-	(252,992,348)	(252,992,348)
Price-level restatement	21,487,256	(21,212)	-	6,016,572	(2,311,551)	25,171,065
Net income for the year	-	-	311,628,674	-	-	311,628,674

Balances as of December 31, 2004	880,977,537	(1,237,651)	311,628,674	48,806,351	(255,303,899)	984,871,012
Balances as of December 31, 2004 restated	931,859,276	(1,309,132)	329,627,099	51,625,211	(270,049,231)	1,041,753,224

2005
Balances as of December 31, 2004	880,977,537	(1,237,651)	311,628,674	48,806,351	(255,303,899)	984,871,012
Transfer of 2004 net income to retained earnings	-	-	(311,628,674)	311,628,674	-	-
Accumulated adjustment for conversion differences	-	(469,034)	-	-	-	(469,034)
Absorption interim dividend	-	-	-	(255,303,899)	255,303,899	-
Final dividend 2004	-	-	-	(56,324,775)	-	(56,324,775)
Final dividend	-	-	-	(48,806,351)	-	(48,806,351)
2005 interim dividend	-	-	-	-	(10,528,728)	(10,528,728)
Price-level restatement	31,715,192	(44,556)	-	-	(21,058)	31,649,578
Net income for the year	-	-	25,183,320	-	-	25,183,320

Balances as of December 31, 2005	912,692,729	(1,751,241)	25,183,320	-	(10,549,786)	925,575,022
Balances as of December 31, 2005 restated	931,859,276	(1,788,017)	25,712,170	-	(10,771,330)	945,012,099

2006
Balances as of December 31, 2005	912,692,729	(1,751,241)	25,183,320	-	(10,549,786)	925,575,022
Transfer of 2005 net income to retained earnings	-	-	(25,183,320)	25,183,320	-	-
Capital Decrease	(40,200,514)	-	-	-	-	(40,200,514)
Absorption interim dividend	-	-	-	(10,528,728)	10,528,728	-
Final dividend 2005	-	-	-	(14,654,592)	-	(14,654,592)
2006 interim dividend	-	-	-	-	(10,528,728)	(10,528,728)
Adjustment of foreign investment conversion reserve	-	(530,149)	-	-	-	(530,149)
Price-level restatement, net	18,402,738	(44,867)	-	-	63,173	18,421,044
Other reserves	-	(674,254)	-	-	-	(674,254)
Net income for the year	-	-	23,353,046	-	-	23,353,046

Balances as of December 31, 2006	890,894,953	(3,000,511)	23,353,046	-	(10,486,613)	900,760,875

ThUS$ (note 2)	1,673,388	(5,637)	43,865	-	(19,697)	1,691,919

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the years ended December 31, 2004, 2005 and 2006
(Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2006 except as stated)

	For the years ended December 31,

	2004	2005	2006	2006

	ThCh$	ThCh$	ThCh$	ThUS$
				(note 2)
Net income for the year	329,627,099	25,712,170	23,353,046	43,865
Sales of assets:
(Gain) loss on sales of property, plant and equipment	16,181	21,738	(369,370)	(694)
Gain on sales of investments	(498,573,176)	-	-	-

Debits (credits ) to income that do not represent operating cash flows:
Depreciation in operating income for the year	241,080,624	198,189,266	204,027,048	383,229
Other depreciation	6,701,327	2,724,767	879,772	1,652
Amortization of intangibles	2,724,861	4,847,335	5,024,127	9,437
Provisions and write offs	37,603,098	24,902,211	18,166,959	34,123
Equity in earnings of equity method investees	(761,908)	(1,748,329)	(1,949,359)	(3,662)
Equity in losses of equity method investees	187,934	33,193	33,628	63
Amortization of goodwill	148,511,412	1,616,816	2,222,691	4,175
Price-level restatement, net	4,407,261	(1,985,668)	(500,929)	(941)
Foreign exchange (loss) gain	(13,908,037)	(976,129)	(164,889)	(310)
Other credits to income that do not represent cash flows	(1,062,897)	(291,238)	(348,448)	(654)
Other debits to income that do not represent cash flows	12,228,052	5,706,348	4,765,168	8,951

Changes in operating assets (increase) decrease:
Trade accounts receivable	(14,296,772)	(6,020,873)	(25,378,648)	(47,669)
Inventories	(14,278,177)	2,248,105	(1,691,020)	(3,176)
Other assets	24,067,225	69,775,880	7,383,569	13,869

Changes in operating liabilities increase (decrease):
Accounts payable related to operating activities	(65,365,732)	(74,456,219)	9,437,998	17,728
Interest payable	(7,760,572)	1,748,841	1,090,622	2,049
Income taxes payable (net)	46,847,566	(23,756,730)	(16,247,098)	(30,517)
Other accounts payable related to non-operating activities	(6,769,161)	1,727,998	5,574,141	10,470
V.A.T. and other similar taxes payable	3,211,066	(3,783,493)	(636,558)	(1,196)

Minority interest	299,385	30,724	(41,619)	(78)

NET CASH FLOWS FROM OPERATING ACTIVITIES	234,736,659	226,266,713	234,630,831	440,714

NET CASH USED IN FINANCING ACTIVITIES
Issuance of Commercial papers and Bonds	36,873,322	70,465,529	73,366,735	137,806
Dividends paid	(670,458,928)	(118,171,643)	(25,340,206)	(47,597)
Capital Decrease	-	-	(40,596,288)	(76,253)
Loans repaid	(18,176,890)	(35,093,202)	-	-
Repayment of Commercial papers and Bonds (less)	(225,844,067)	(122,595,127)	(188,404,582)	(353,885)
Repayment of other loans from related companies (less)	(23,608,290)	-	-	-
Other sources of financing	-	-	(687,110)	(1,291)

Net cash used in financing activities	(901,214,853)	(205,394,443)	(181,661,451)	(341,220)

NET CASH (USED IN) PROVIDED BY INVESTMENT ACTIVITIES
Sales of property, plant and equipment	189,504	1,263,681	1,502,949	2,823
Sales of permanent investments	720,552,658	-	-	-
Sales of other investments	18,064,197	12,143,501	-	-
Collection of documented loans to related companies	179,865,476	-	-	-
Other investment income	-	26,866	-	-
Acquisition of property, plant and equipment (less)	(93,295,579)	(73,579,347)	(109,523,791)	(205,721)
Acquisition of intangibles	(7,262,498)	(7,946,870)	-	-
Investments in financial instruments (less)	(11,561,019)	(19,146,457)	-	-
Permanent investments (less)	-	(49,591)	-	-
Other investment activities (less)	(3,280,068)	(965,524)	-	-

Net cash (used in) provided by investment activities	803,272,671	(88,253,741)	(108,020,842)	(202,898)

NET CASH FLOWS FOR THE YEAR	136,794,477	(67,381,471)	(55,051,462)	(103,404)

EFFECT OF INFLATION ON CASH AND CASH EQUIVALENTS	(6,713,663)	(1,574,386)	(863,534)	(1,622)

NET (DECREASE) INCREASE OF CASH AND CASH EQUIVALENTS	130,080,814	(68,955,857)	(55,914,996)	(105,026)

CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	36,137,096	166,217,910	97,262,053	182,689

CASH AND CASH EQUIVALENTS AT END OF YEAR	166,217,910	97,262,053	41,347,057	77,663

The accompanying notes 1 to 37 are an integral part of these consolidated financial statements

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

Note 1. Composition of Consolidated Group and Registration with the Securities Registry:

Compañía de Telecomunicaciones de Chile S.A. and subsidiaries (“Telefónica Chile S.A.” or the “Company”) provides telecommunication services within Chile which consist of local and long distance telephone services and certain broadband services.

The Company is an open-stock corporation that is registered in the Securities Registry under No. 009 and is therefore subject to supervision by the Chilean Superintendency of Securities and Insurance (“SVS”) as well as by the United States Securities and Exchange Commission (“SEC”) since issuing American Depositary Receipts (“ADRs”) in 1990.

Subsidiary companies registered with the Securities Registry are:

			Participation (direct & indirect) as of December 31,

Subsidiaries	Taxpayer	Registration	2004	2005	2006
	Number	Number	%	%	%

Telefónica Larga Distancia S.A. (1)	96.551.670-0	456	99.16	99.16	99.31
Globus 120 S.A. (1)	96.887.420-9	694	99.99	99.99	-
Telefónica Asistencia y Seguridad S.A.	96.971.150-8	863	99.99	99.99	99.99

(1) On April 19, 2006, Telefónica Mundo S.A. changed its name to Telefónica Larga Distancia S.A. On May 1, 2006, Telefónica Larga Distancia S.A. absorbed Globus 120 S.A.

Note 2. Summary of Significant Accounting Policies:

a) Accounting period:

These consolidated financial statements (hereinafter the “financial statements”) are presented as of and for the years ended December 31, 2005 and 2006. (The following presentation of Form 20-F includes comparable disclosures and information of the income and cash flow statements for the year ended December 31, 2004. Originally this additional information was not presented in the local consolidated financial statements as of December 31, 2006).

b) Basis of preparation:

The consolidated financial statements have been prepared in accordance with Generally Accepted Accounting Principles in Chile (“Chilean GAAP”) and standards set forth by the Chilean Superintendency of Securities and Insurance. In the event of discrepancies between the generally accepted accounting principles in Chile issued by the Chilean Accountants Association and the standards set forth by the SVS, the standards set forth by the SVS shall prevail for the Company.

(c) Basis of presentation:

The comparative balances as of December 31, 2004 and 2005 have been price-level restated in order to allow comparison with the 2006 financial statements as detailed in Note 2e. For comparison purposes, certain reclassifications have been made to the 2004 and 2005 financial statements.

For the convenience of the reader, the financial statements have been translated from Spanish to English.

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (continued)
__________

Note 2. Summary of Significant Accounting Policies, (continued):

(d) Basis of consolidation:

The financial statements include the assets, liabilities, income and cash flows of Compañía de Telecomunicaciones de Chile (the “Parent Company”) and subsidiaries. Significant intercompany transactions have been eliminated, and the participation of minority investors has been recognized as Minority Interest (see Note 24).

The Company consolidates the following companies:

		Ownership participation percentage

		2004	2005	2006

Taxpayer	Company name
No.		Total	Total	Direct	Indirect	Total

96.551.670-0	Telefónica Larga Distancia S.A. (5)	99.16	99.16	99.31	-	99.31
96.961.230-5	Telefónica Gestión de Servicios Compartidos Chile S.A.	99.99	99.99	99.99	-	99.99
74.944.200-k	Fundación Telefónica Chile	50.00	50.00	50.00	-	50.00
96.971.150-8	Telefónica Asistencia y Seguridad S.A.	99.99	99.99	99.99	-	99.99
90.430.000-4	Telefónica Empresas CTC Chile S.A.	99.99	99.99	99.99	-	99.99
78.703.410-1	Telefónica Multimedia Chile S.A. (1)	99.99	99.99	99.99	-	99.99
96.834.320-3	Telefónica Internet Empresas S.A. (2)	99.99	99.99	99.99	-	99.99
96.811.570-7	Instituto Telefónica Chile S.A. (3)	79.99	79.99	-	99.99	99.99
96.545.500-0	CTC Equipos y Servicios de Telecomunicaciones S.A. (4)	99.99	99.99	-	-	-
96.887.420-9	Globus 120 S.A. (5)	99.99	99.99	-	-	-

(1) On January 26, 2006, Telefónica Internet Empresas S.A. sold 449,081 shares of Tecnonáutica S.A. to Telefónica Chile S.A. for ThCh$ 1,624,273 (historical) corresponding to its participation in that company. On that same date, CTC Equipos y Servicios de Telecomunicaciones S.A. sold 1 share to Telefónica Chile S.A. for ThCh$ 4 corresponding to its participation in that company. On April 19, 2006, Tecnonáutica S.A. changed its name to Telefónica Multimedia Chile S.A.

(2) On January 26, 2006, CTC Equipos y Servicios de Telecomunicaciones S.A. sold 16 shares of Telefónica Internet Empresas S.A. to Telefónica Chile S.A. for ThCh$ 132 (historical value) corresponding to its participation in that company.

On January 27, 2006, Telefónica Empresas CTC Chile S.A. sold 215,099 shares of Telefónica Internet Empresas S.A. to Telefónica Chile S.A. for ThCh$ 1,468,683 (historical) corresponding to its participation in that company.

(3) On October 3, 2006, the third party COASIN Chile S.A. sold to Telefónica Gestión de Servicios Compartidos de Chile S.A. its participation in Administradora de Telepeajes de Chile S.A. of 426,000 shares for a sum of ThCh$ 3,200 (historical value). On October 20, 2006, Telefónica Internet Empresas S.A. sold to Telefónica Gestión de Servicios Compartidos Chile S.A. 1,703,999 shares of Telepeajes de Chile S.A. for ThCh$ 12,800 (historical value). On that same date, Administradora de Telepeajes de Chile S.A. changed its name to Instituto Telefónica Chile S.A.

(4) On February 28, 2006, Telefónica Chile S.A. purchased one share of CTC Equipos y Servicios de Telecomunicaciones S.A. from third parties for ThCh$ 11 (historical value), and absorbed its subsidiary on March 1, 2006.

(5) On April 19, 2006, Telefónica Mundo S.A. changed its name to Telefónica Larga Distancia S.A. On May 1, 2006, Telefónica Larga Distancia S.A. absorbed Globus 120 S.A.

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (continued)
__________

Note 2. Summary of Significant Accounting Policies, (continued):

(e) Price-level restatement:

The cumulative inflation rate in Chile as measured by the Chilean Consumer Price Index (“CPI”) for the three-year period ended December 31, 2006 was approximately 8.9% .

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

The values of the Chilean consumer price index used to reflect the effects of the changes in the purchasing power of the Chilean peso (“price-level restatement”) are as follows:

		Change over Previous
	CPI	November 30

November 30, 2004	100.0	2.50%
November 30, 2005	103.6	3.60%
November 30, 2006	105.8	2.10%

The actual values of the Chilean consumer price index as of the balance sheet dates are as follows:

		Change over Previous
	CPI	December 31

December 31, 2004	100.0	2.40%
December 31, 2005	103.7	3.70%
December 31, 2006	106.4	2.60%

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
__________

Note 2. Summary of Significant Accounting Policies, (continued):

(f) Basis of conversion:

Assets and liabilities in US$ (United States dollars), Euros, Brazilian Real, UF (Unidad de Fomento) and JPY (Japanese Yen) have been converted to Chilean pesos at the observed exchange rates as of December 31 of each year-end as follows:

Year	US$	EURO	UF	JPY	Real (Brazil)

2004	557.40	760.13	17,317.05	5.41	210.18
2005	512.50	606.08	17,974.81	4.34	219.35
2006	532.39	702.08	18,336.38	4.47	249.28

Foreign currency translation differences resulting from the application of this Standard are recognized in net income.

Convenience translation to US dollars

The financial statements are stated in Chilean pesos. The translations of Chilean pesos into US dollars are included solely for the convenience of the reader, using the observed exchange rate reported by the Chilean Central Bank as of December 31, 2006 of Ch$ 532.39 to US$ 1.00. The convenience translations should not be construed as representations that the Chilean peso amounts have been, could have been, or could in the future be, converted into US dollars at this or any other rate of exchange.

(g) Time deposits:

Time deposits are carried at cost plus UF indexation adjustments, where applicable, and accrued interest as of year end.

(h) Marketable securities:

Fixed income securities and shares are recorded at the lower of their price-level restated cost plus accrued interest at each year-end using the actual interest yield determined at the purchase date, or at their market value, whichever is less.

(i) Inventories:

Depending on the nature of respective items, equipment held for sale is carried at the lower of either its price-level restated acquisition or production cost or at its market value. Movements are considered on a first-in first-out basis.

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
__________

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

Range
of years

Buildings	20 to 40
Central exchange equipment	10 to 12
Subscriber’s equipment	2 to 10
External plant	3 to 40
Office furniture and equipment	3 to 10
Software	4
Other	4 to 10

(m) Leased assets:

Leased assets with a purchase option, whose contracts satisfy the characteristics of a financial lease, are recorded similarly to the acquisition of property, plant and equipment, recognizing the full obligation and interest on an accrual basis. These assets are not legally owned by the Company; therefore, until it exercises the purchase option, they cannot be freely disposed of. The depreciation of leased assets is included in the total depreciation of property, plant and equipment.

(n) Intangibles:

i) Rights to underwater cable:

Rights to underwater cable correspond to the rights acquired by the Company for the use of an underwater cable to transmit voice and data. These rights are amortized over the term of the respective contracts, with a maximum of 25 years.

ii) Software licenses:

Software licenses are valued at their price-level restated acquisition cost. Amortization is calculated using the straight-line method over their estimated useful life, which does not exceed 4 years.

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (continued)
__________

Note 2. Summary of Significant Accounting Policies, (continued):

(o) Investments in related companies:

These investments are accounted for under the equity method, which recognizes the investor’s share of income on an accrual basis. For investments abroad, the valuation methodology as defined in Technical Bulletin No. 64 is applied. Investments in countries deemed to be unstable and whose activities are not an extension of the operations of the Parent Company are first measured in US dollars and translated to Chilean pesos for inclusion in these financial statements.

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

The Company has evaluated the recoverability of its recorded goodwill in accordance with Technical Bulletin No. 56 and No. 72. As of December 31, 2005 and 2006, there were no indicators of an impairment of goodwill.

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
__________

Note 2. Summary of Significant Accounting Policies, (continued):

(t) Staff severance indemnities:

The severance indemnity that the Company is obligated to pay under collective bargaining agreements is recorded based on the projected benefit obligation using an annual discount rate of 7% in 2005 and 6% in 2006 as detailed in Note 3, considering assumptions about the future service period of the employees, mortality rate of employees and salary increases used as the basis of actuarial calculations (see Note 22).

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

The revenues from wireline telephony and other services are recognized on an accrual basis, i.e. when the actual flow of the related goods and services occurs, regardless of when the resulting monetary or financial flow arises.

The revenues generated by the sale of the prepaid cards (fixed telephony and long-distance telephony) are recognized when the traffic is used or when the card expires, whichever occurs first.

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
__________

Note 2. Summary of Significant Accounting Policies, (continued):

(x) Computer software:

The cost of software purchased is deferred and amortized using the straight-line method over a maximum period of four years and are classified as other property, plant and equipment.

(y) Research and development expenses:

Research and development expenses are charged to income in the period in which they are incurred. Those expenses have not been significant in the years presented in the financial statements.

(z) Other reserves:

The Company recognizes in this equity account the effect of exchange rate fluctuations and the Consumer Price Index (C.P.I.) resulting from measuring those investments abroad that are controlled in United States dollars. The balance of this account is recognized in income in the same period in which the gain or loss is recognized on the total or partial disposal of these investments.

(aa) Statement of cash flows:

The consolidated Statements of Cash Flows have been prepared using the indirect method in accordance with Technical Bulletin No. 50 of the Chilean Accountants Association and SVS Circular No. 1,312. The Company defines securities under agreements to resell and time deposits with a remaining maturity of less than 90 days as cash equivalents; cash and cash equivalents are detailed as follows:

	As of December 31,

	2004	2005	2006

	ThCh$	ThCh$	ThCh$

Cash	8,313,844	6,424,238	10,074,960
Time deposits	56,207,781	86,753,294	27,543,715
Other current assets	101,696,285	4,084,521	3,728,382

Total	166,217,910	97,262,053	41,347,057

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

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (continued)
__________

Note 3. Accounting Changes:

Changes in estimates

i) Changes in actuarial hypotheses

As established in Technical Bulletin No. 8 issued by the Chilean Association of Accountants and with the new contractual conditions derived from the organizational change in Company, a series of studies were undertaken that allowed the modification of the calculation base for the staff severance indemnities provision. Initially, in December 2004, this resulted in recognizing deferred assets of ThCh$ 4,872,939 (historical). After concluding these studies in 2005, the Company decided to include actuarial estimates in the calculation methodology used for this provision. The additional variables modified were personnel turnover index, mortality rate and future salary increases. As a result of these modifications, the Company recorded deferred assets of ThCh$ 3,648,704 in 2005.

During the first quarter of 2006, an evaluation was performed of the market interest rate used to calculate the current value of staff severance indemnities. After completing this analysis, the Company decided to reduce the discount rate from 7% to 6%. As a result of these modifications, the Company recorded deferred assets of ThCh$ 2,797,402 (historical).

All effects will be amortized over the future service period of the employees that receive this benefit (see portion to be amortized in the short-term in Note 9 Footnote 2 and in the long-term in Note 15 Footnote 1).

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

This new methodology resulted in a change to the estimation of the provisions, settlement and recoverability of the net balances of accounts receivable and payable to counterparties, resulting in a net charge to income in the amount of ThCh$ 10,624,218 (US$ 20.7 million (historical)) during the second half of 2005.

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (continued)
__________

Note 4. Time deposits:

The detail of the time deposits is as follows as of December 31, 2005:

				Yearly
				interest	Maturity	Accrued
Placement	Financial Institution	Currency	Principal	rate	date	interest	Total

			ThCh$	%		ThCh$	ThCh$

Dec 30, 2005	ABN AMRO BANK	US$	86,380,697	4.03	Jan 03, 2006	-	86,380,697
Dec 26, 2005	BANCO CREDITO E INVERSIONES	US$	76,344	4.30	Jan 25, 2006	46	76,390
Dec 06, 2005	BANCO CREDITO E INVERSIONES	UF	292,973	6.20	Mar 07, 2006	1,266	294,239
Dec 30, 2005	BANCO SANTANDER SANTIAGO	Ch$	1,968	-	Jan 30, 2006	-	1,968

	Total		86,751,982			1,312	86,753,294

The detail of time deposits is as follows as of December 31, 2006:

				Yearly
				interest	Maturity	Accrued
Placement	Financial Institution	Currency	Principal	rate	date	interest	Total

			ThCh$	%		ThCh$	ThCh$

Sep 11, 2006	BCO. SANTANDER SANTIAGO	Ch$	1,000,000	5.76	Mar 12, 2007	17,760	1,017,760
Sep 13, 2006	BCO. SANTANDER SANTIAGO	Ch$	1,800,000	5.82	Mar 12, 2007	31,719	1,831,719
Sep 26, 2006	BCO. SANTANDER SANTIAGO	Ch$	1,000,000	5.76	Mar 12, 2007	15,360	1,015,360
Sep 27, 2006	BCO. SANTANDER SANTIAGO	Ch$	1,000,000	5.76	Mar 12, 2007	15,200	1,015,200
Oct 02, 2006	BCO.CHILE	Ch$	800,000	5.76	Mar 12, 2007	11,520	811,520
Nov 30, 2006	BCO.ESTADO	Ch$	1,500,000	5.64	Feb 26, 2007	7,285	1,507,285
Dec 04, 2006	CORPBANCA	Ch$	1,600,000	5.64	Feb 12, 2007	6,768	1,606,768
Dec 20, 2006	BCO. CREDITO E INVERSIONES	Ch$	1,000,000	6.00	Jan 22, 2007	1,833	1,001,833
Dec 20, 2006	CORPBANCA	Ch$	1,100,000	5.88	Jan 22, 2007	1,976	1,101,976
Dec 20, 2006	CORPBANCA	Ch$	2,000,000	5.88	Jan 22, 2007	3,593	2,003,593
Dec 21, 2006	BCO. CREDITO E INVERSIONES	Ch$	3,000,000	6.00	Jan 22, 2007	5,000	3,005,000
Dec 26, 2006	BCO. CREDITO E INVERSIONES	Ch$	1,700,000	6.00	Feb 20, 2007	1,417	1,701,417
Dec 27, 2006	BCO.CHILE	Ch$	2,800,000	6.00	Jan 31, 2007	1,867	2,801,867
Dec 29, 2006	BCO.CHILE	Ch$	1,000,000	5.52	Jan 29, 2007	307	1,000,307
Dec 29, 2006	BCO.CHILE	Ch$	1,500,000	4.92	Jan 29, 2007	410	1,500,410
Dec 29, 2006	BCO. SANTANDER SANTIAGO	Ch$	1,928	-	Jan 31, 2007	-	1,928
Dec 29, 2006	HSBC BANK	Ch$	1,500,000	5.64	Feb 1, 2007	470	1,500,470
Dec 05, 2006	BCO. CREDITO E INVERSIONES	UF	302,368	5.90	Mar 06, 2007	1,284	303,652
Dec 07, 2006	BCO. CREDITO E INVERSIONES	US$	71,494	5.25	Jan 08, 2007	250	71,744
Dec 07, 2006	BCO. CREDITO E INVERSIONES	US$	80,126	5.25	Jan 08, 2007	280	80,406
Dec 27, 2006	ABN AMRO BANK	US$	2,661,950	5.24	Jan 04, 2007	1,550	2,663,500

	Total		27,417,866			125,849	27,543,715

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (continued)
__________

Note 5. Marketable Securities:

The balance of marketable securities is as follows:

	As of December 31,

	2005	2006

	ThCh$	ThCh$

Publicly traded governmental securities	16,078,005	16,263,602

Total Marketable Securities	16,078,005	16,263,602

The balance of publicly traded governmental securities as of December 31, 2005 is as follows:

	Date			Carrying Value

Instrument	Purchase	Maturity	Par value	Amount	Interest Rate	Market value	Provision

			ThCh$	ThCh$	%	ThCh$	ThCh$
BCD0500907	December 2004	September 2007	2,616,313	2,659,744	5.00	2,659,744	(44,560)
BCD0500907	August 2005	September 2007	1,831,419	1,861,820	5.00	1,861,820	(12,458)
BCD0500907	September 2005	September 2007	2,093,050	2,127,795	5.00	2,127,795	(27,888)
BCD0500907	September 2005	September 2007	2,616,313	2,659,743	5.00	2,659,743	(32,662)
BCD0500907	September 2005	September 2007	2,616,313	2,659,743	5.00	2,659,743	(30,371)
BCD0500907	September 2005	September 2007	523,263	531,948	5.00	531,948	(6,012)
BCD0500907	September 2005	September 2007	523,263	531,948	5.00	531,948	(5,658)
BCD0500907	September 2005	September 2007	1,046,525	1,063,897	5.00	1,063,897	(10,297)

Sub-Total			13,866,459	14,096,638		14,096,638	(169,906)

BCU500909	November 2005	September 2009	1,835,228	1,981,367	5.00	1,984,528	-

Sub-Total			1,835,228	1,981,367		1,984,528	-

Total			15,701,687	16,078,005		16,081,166	(169,906)

The balance of publicly traded governmental securities as of December 31, 2006 is as follows:

	Date			Carrying Value

Instrument	Purchase	Maturity	Par value	Amount	Interest Rate	Market value	Provision

			ThCh$	ThCh$	%	ThCh$	ThCh$
BCD0500907	December 2004	September 2007	2,661,950	2,700,997	5.00	2,700,997	(23,428)
BCD0500907	August 2005	September 2007	1,863,365	1,890,698	5.00	1,890,698	(8,812)
BCD0500907	September 2005	September 2007	2,129,560	2,160,798	5.00	2,160,798	(15,612)
BCD0500907	September 2005	September 2007	2,661,950	2,700,997	5.00	2,700,997	(19,309)
BCD0500907	September 2005	September 2007	2,661,950	2,700,997	5.00	2,700,997	(18,521)
BCD0500907	September 2005	September 2007	532,390	540,199	5.00	540,199	(3,837)
BCD0500907	September 2005	September 2007	532,390	540,199	5.00	540,199	(3,693)
BCD0500907	September 2005	September 2007	1,064,780	1,080,399	5.00	1,080,399	(7,160)

Sub-Total			14,108,335	14,315,284		14,315,284	(100,372)

BCU500909	November 2005	September 2009	1,833,638	1,948,318	5.00	1,963,051	-

Sub-Total			1,833,638	1,948,318		1,963,051	-

Total			15,941,973	16,263,602		16,278,335	(100,372)

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (continued)
__________

Note 6. Current and long-term receivables:

The detail of current and long-term receivables as of December 31, is as follows:

	Current									Long-term

	Up to 90 days		Over 90 up to 1 year		Subtotal	Total Current (net)

Description	2005	2006	2005	2006	2006	2005	2006			2005	2006

	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	%	ThCh$	%	ThCh$	ThCh$

Accounts receivable	206,386,671	235,563,333	5,324,584	3,171,776	238,735,109	151,965,200	100.00	176,310,318	100.00	1,086,836	-
Standard telephony service	158,807,008	187,372,685	1,680,374	283,755	187,656,440	111,732,638	73.53	135,199,724	76.68	1,086,836	-
Long distance	24,278,493	22,703,056	-	-	22,703,056	16,540,377	10.88	16,307,812	9.25	-	-
Communications companies	19,258,931	20,847,854	3,316,522	2,597,662	23,445,516	20,276,385	13.34	21,782,183	12.36	-	-
Others	4,042,239	4,639,738	327,688	290,359	4,930,097	3,415,800	2.25	3,020,599	1.71	-	-
Allowance for doubtful accounts	(59,746,055)	(62,424,791)	-	-	(62,424,791)	-		-		-	-
Notes receivable	8,189,387	8,325,856	105,348	221,157	8,547,013	3,433,457		4,125,379		-	-
Allowance for doubtful notes	(4,861,278)	(4,421,634)	-	-	(4,421,634)	-		-		-	-
Other receivables	8,944,237	7,551,599	3,327,536	2,972,805	10,524,404	12,271,773		10,524,404		14,620,144	13,607,076
Allowance for doubtful accounts	-	-	-	-	-	-		-		-	-

Total long-term receivables										15,706,980	13,607,076

During 2004, 2005 and 2006, there were bad debt write-offs of ThCh$ 23,403,471, ThCh$ 43,669,583 and ThCh$ 14,471,923, respectively, which were charged against the allowance for doubtful accounts.

As of December 31, 2005 and 2006, current receivables from employees amounted to ThCh$ 1,911,908 and 1,108,572, respectively. Other long-term receivables include loans given to employees at the amount of ThCh$ 7,813,206 and ThCh$ 9,613,147, respectively. These loans bear an average variable interest rate that is equal to inflation rate and the value is changed each year to reflect the change in salaries (see Note 15 Footnote 2).

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (continued)
__________

Note 7. Balances and transactions with related entities:

There have been charges and credits recorded to current accounts between these related parties for sales of materials, equipment and services. The intercompany balances do not bear any interest. As per Article No. 89 of the Corporations Law, all these transactions are carried out under conditions similar to those that normally prevail in the market.

a) Receivables from related parties are as follows:

		Short-term

		As of December 31,

Taxpayer No.	Company	2005	2006

		ThCh$	ThCh$
87.845.500-2	Telefónica Móviles Chile S.A.	-	702,422
96.672.150-2	Telefónica Móviles Chile Inversiones S.A.	-	53,353
96.672.160-k	Telefónica Móviles Chile Larga Distancia S.A.	1,173,710	330,509
96.834.230-4	Terra Networks Chile S.A.	1,137,399	1,893,796
96.895.220-k	Atento Chile S.A.	418,619	477,989
96.910.730-9	Telefónica International Wholesale Services Chile S.A. (formerly Emergia Chile S.A.)	106,387	489,650
96.786.140-5	Telefónica Móviles de Chile S.A.	6,635,631	8,458,174
59.083.900-0	Telefónica Ingeniería de Seguridad S.A.	1,926	10,980
96.990.810-7	Telefónica Móviles Soluciones y Aplicaciones S.A.	184,992	136,888
Foreign	Telefónica España	819,149	702,320
Foreign	Telefónica LD Puerto Rico	-	212,383
Foreign	Telefónica Data USA	27,237	36,035
Foreign	Telefónica Data España	357,121	-
Foreign	Telefónica Argentina	1,847,521	1,600,129
Foreign	Telefónica Soluciones de Informática España S.A.	-	1,522,632
Foreign	Telefónica International Wholesale Services	459,420	391,626
Foreign	Telefónica Gestión de Servicios Compartidos España	11,437	11,204
Foreign	Telefónica Perú	-	391,372
Foreign	Telefónica Procesos Tec. de Información	1,366,279	-

	Total	14,546,828	17,421,462

b) Payables to related parties are as follows:

		Short-term

		As of December 31,

Taxpayer No.	Company	2005	2006

		ThCh$	ThCh$
96.990.810-7	Telefónica Móviles Soluciones y Aplicaciones S.A.	1,301	-
96.527.390-5	Telefónica Internacional Chile S.A.	286,296	286,048
96.834.230-4	Terra Networks Chile S.A.	4,241,588	5,336,338
96.895.220-k	Atento Chile S.A.	675,232	3,309,526
96.910.730-9	Telefónica International Wholesale Services Chile S.A. (formerly Emergia Chile S.A.)	219,679	4,154,051
96.786.140-5	Telefónica Móviles de Chile S.A.	14,979,040	14,591,511
87.845.500-2	Telefónica Móviles Chile S.A.	-	2,525,323
96.672.160-k	Telefónica Móviles Chile Larga Distancia S.A.	4,531,142	4,744
59.083.900-0	Telefónica Ingeniería de Seguridad S.A.	-	1,163
Foreign	Telefónica Gestión de Servicios Compartidos España S.A.	-	31,397
Foreign	Telefónica Argentina	-	567,014
Foreign	Telefónica España	-	35,344
Foreign	Telefónica Perú	49,651	427,488
Foreign	Telefónica Guatemala	100,575	25,274
Foreign	Telefónica Móvil El Salvador S.A. de C.V.	57,307	29,856
Foreign	Telefónica International Wholesale Services	692,229	954,266
Foreign	Telefónica Puerto Rico	16,385	8,704
Foreign	Telefónica Investigación y Desarrollo	522,310	577,993
Foreign	Telecomunicaciones de Sao Paulo	35,726	27,932
Foreign	Telefónica Data España	-	113,188

	Total	26,408,461	33,007,160

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (continued)
__________

Note 7. Balances and transactions with related entities for the years ended December 31, (continued):

c) Transactions:

		Nature of Relationship	Description of transaction
				2004		2005		2006
Company	Tax No.			ThCh$		ThCh$		ThCh$

					Effect on		Effect on		Effect on
				Amount	income	Amount	income	Amount	income
Telefónica España	Foreign	Ultimate Parent Co.	Sales	539,811	539,811	889,463	889,463	891,339	891,339
			Purchases	(339,780)	(339,780)	(232,877)	(232,877)	(453,065)	(453,065)
Telefónica Internacional Chile S.A.	96.527.390-5	Direct Parent Co.	Purchases	(573,712)	(573,712)	(583,198)	(583,198)	(580,709)	(580,709)
			Financial Expenses (1)	(274,693)	(274,693)	-	-	-	-
Telefónica Data USA	Foreign	Member of controlling group	Sales	-	-	9,580	9,580	35,182	35,182
Terra Networks Chile S.A.	96.834.230-4	Member of controlling group	Sales	5,786,605	5,786,605	5,328,198	5,328,198	6,107,825	6,107,825
			Purchases	(2,097,808)	(2,097,808)	(933,828)	(933,828)	(694,904)	(694,904)
Atento Chile S.A.	96.895.220-K	Member of controlling group	Sales	1,131,063	1,131,063	1,709,311	1,709,311	1,224,942	1,224,942
			Purchases	(17,991,620)	(17,991,620)	(15,741,142)	(15,741,142)	(17,094,965)	(17,094,965)
Telefónica Argentina	Foreign	Member of controlling group	Sales	1,271,678	1,271,678	1,152,875	1,152,875	1,816,792	1,816,792
			Purchases	(896,750)	(896,750)	(853,821)	(853,821)	(1,885,541)	(1,885,541)
Telefónica de Sao Paulo	Foreign	Member of controlling group	Sales	189,600	189,600	163,258	163,258	286,655	286,655
			Purchases	(200,878)	(200,878)	(213,567)	(213,567)	(167,757)	(167,757)
Telefónica Guatemala S.A.	Foreign	Member of controlling group	Sales	8,285	8,285	9,031	9,031	23,505	23,505
			Purchases	(18,217)	(18,217)	(38,541)	(38,541)	(53,472)	(53,472)
Telefónica del Perú	Foreign	Member of controlling group	Sales	579,592	579,592	525,857	525,857	1,028,126	1,028,126
			Purchases	(649,851)	(649,851)	(552,147)	(552,147)	(745,448)	(745,448)
Telefónica LD Puerto Rico	Foreign	Member of controlling group	Sales	15,570	15,570	11,964	11,964	10,928	10,928
			Purchases	(14,231)	(14,231)	(14,447)	(14,447)	(21,079)	(21,079)
Telefónica El Salvador	Foreign	Member of controlling group	Sales	-	-	5,130	5,130	9,395	9,395
			Purchases	(34,377)	(34,377)	(29,614)	(29,614)	(42,627)	(42,627)
Telefónica Móviles de Chile S.A.	96.786.140-5	Member of controlling group	Sales	7,346,297	7,346,297	13,589,179	13,589,179	14,136,159	14,136,159
			Purchases	(20,347,569)	(20,347,569)	(42,684,401)	(42,684,401)	(42,179,355)	(42,179,355)
			Financial Income	736,186	736,186	-	-	-	-
Telefónica Móviles S.A.	Foreign	Member of controlling group	Sale of Telefónica Móvil Shares	715.206.764	321.071.436	-	-	-	-
Telefónica Móviles Chile Larga Distancia S.A.	96.672.160-K	Member of controlling group	Sales	-	-	1,569,089	1,569,089	629,856	629,856
			Purchases	-	-	(12,478,781)	(12,478,781)	(8,191,302)	(8,191,302)
Telefónica International Wholesale Services España	Foreign	Member of controlling group	Sales	-	-	304,153	304,153	-	-
			Purchases	(979,311)	(979,311)	(2,624,571)	(2,624,571)	-	-
Telefónica Móviles Chile Inversiones S.A.	96.672.150-2	Member of controlling group	Sales	-	-	793,708	793,708	-	-
			Purchases	-	-	147,727	147,727	-	-
Telefónica International Wholesale Services Uruguay	Foreign	Member of controlling group	Sales	225,289	225,289	-	-	-	-
			Purchases	(1,407,508)	(1,407,508)	(1,328,185)	(1,328,185)	-	-
Telefónica Gestión de Serv. Compartidos España S.A.	Foreign	Member of controlling group	Sales	-	-	11,437	11,437	-	-
			Purchases	-	-	-	-	(8,590)	(8,590)
			Other Non-operating Income	-	-	-	-	137	137
Telefónica Ingeniería de Seguridad S.A.	59.083.900-0	Member of controlling group	Sales	-	-	10,228	10,228	104,259	104,259
			Purchases	-	-	-	-	(28,075)	(28,075)
Telefónica Móviles Soluciones y Aplicaciones S.A.	96.990.810-7	Member of controlling group	Sales	12,434	12,434	93,208	93,208	65,110	65,110
Terra Networks Inc.	Foreign	Member of controlling group	Sales	-	-	-	-	82	82
Telefónica International Wholesale Services Chile S.A. (formerly Emergia Chile S.A.)	96.910.730-9	Member of controlling group	Sales	705,625	705,625	959,746	959,746	1,279,971	1,279,971
			Purchases	(80,625)	(80,625)	(111,193)	(111,193)	(5,129,791)	(5,129,791)
Telefónica Soluciones de Informática y Comunicaciones de España	Foreign	Member of controlling group	Sales	-	-	-	-	22,730	22,730

(1)	The current account of Telefónica Internacional Chile S.A. is denominated in US dollars, accruing interest at a variable rate adjusted to market rates (US$ + Market Spread).

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (continued)
__________

Note 8. Current and deferred income taxes:

a) General information:

For the years ended December 31, 2004, 2005 and 2006, the Parent Company recorded a first category income tax provision based on taxable income of ThCh$ 95,095,518, ThCh$ 112,443,624 and ThCh$ 142,024,686, respectively.

In addition, as of December 31, 2005 and 2006, a provision for first category income tax in subsidiaries was recorded based on the subsidiaries’ respective taxable income of ThCh$ 29,208,300 and ThCh$ 52,220,032, respectively.

As of December 31, 2005 and 2006, accumulated tax losses of subsidiaries amount to ThCh$ 7,495,647 and ThCh$ 6,344,235, respectively. According to Chilean legislation, tax loss carryforwards do not expire.

In the normal course of its operation, the Company is subject to the regulation and oversight of the Chilean Internal Revenue Service. Based on the information available to date, management believes that there are no additional significant liabilities other than those recorded in the financial statements. However, actual taxable results may differ from these estimations.

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (continued)
__________

Note 8. Current and deferred income taxes, (continued):

b) Deferred taxes:

As of December 31, 2005 and 2006, the net deferred tax liabilities amounted to ThCh$ 47,657,709 and ThCh$ 41,131,826, respectively and the detail is as follows:

	December 31, 2005				December 31, 2006

	Deferred tax assets		Deferred tax liabilities		Deferred tax assets		Deferred tax liabilities

Description	Short-term	Long-term	Short-term	Long-term	Short-term	Long-term	Short-term	Long-term

	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Temporary differences
Allowance for doubtful accounts	10,265,254	-	-	-	10,080,033	-	-	-
Provision for vacations	834,088	-	-	-	732,497	-	-	-
Benefits for tax losses	225,115	1,049,145	-	-	-	1,078,520	-	-
Staff severance indemnities	-	-	-	6,351,092	-	-	-	3,901,638
Leased assets and liabilities	-	61,465	-	124,007	-	20,504	-	210,814
Property, plant and equipment	-	4,214,526	-	167,885,804	-	661,234	-	144,637,726
Difference in amount of capitalized staff severance	-	546,158	-	-	-	374,552	-	385,800
Deferred charge on sale of assets	-	-	-	988,059	-	4,102	-	260,834
Software development	-	-	-	2,199,009	-	-	-	3,952,366
Collective negotiation bonus	-	-	-	34,648	-	-	-	138,783
Other	656,481	292,305	50,100	4,229,742	3,180,902	1,134,220	61,142	7,093,945

Sub-Total	11,980,938	6,163,599	50,100	181,812,361	13,993,432	3,273,132	61,142	160,581,906
Complementary accounts net of accumulated amortization	-	(3,726,247)	-	(119,786,462)	-	(863,355)	-	(103,108,013)

Sub-Total	11,980,938	2,437,352	50,100	62,025,899	13,993,432	2,409,777	61,142	57,473,893
Reclassification for presentation purposes	(50,100)	(2,437,352)	(50,100)	(2,437,352)	(61,142)	(2,409,777)	(61,142)	(2,409,777)

Total	11,930,838	-	-	59,588,547	13,932,290	-	-	55,064,116

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (continued)
__________

Note 8. Current and deferred income taxes, (continued):

c) Income tax breakdown:

The current tax expenses recorded by the Company in 2004, 2005 and 2006 result from the following items :

	For the years ended December 31,

	2004	2005	2006

Description	ThCh$	ThCh$	ThCh$

Current tax expense before tax benefits (17%)	27,761,050	24,423,166	33,021,602
Tax on disallowed expenses (Article 21 35%)	33,353	63,256	52,484
Capital gains tax assessed on the proceeds of the sales of subsidiary
Telefónica Móvil and the Company's participation in Publiguías	38,374,487	-	-
Tax expense adjustment (previous year)	(5,282,325)	74,698	(337,991)

Current income tax subtotal	60,886,565	24,561,120	32,736,095

- Current year deferred tax charge (credit)	(9,796,497)	(4,363,371)	(16,932,280)
- Tax benefits from tax loss carry forwards	(1,117,979)	-	(19,475)
- Effect of amortization of complementary accounts	16,026,815	13,895,659	13,815,557

Deferred tax expense subtotal	5,112,339	9,532,288	(3,136,198)

Total income tax expense	65,998,904	34,093,408	29,599,897

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (continued)
__________

Note 9. Other Current Assets:

The detail of other current assets is as follows:

	As of December 31,

	2005	2006

	ThCh$	ThCh$

Financial instruments with fixed income and resale agreement (Note 10)	4,084,521	3,728,382
Telephone directories for connection program	2,771,733	2,978,524
Deferred union contract bonus (1)	1,270,488	1,410,404
Deferred staff severance indemnities (2)	1,038,064	1,210,332
Derivatives contracts (net of partial liquidations)	232,979	631,636
Deferred issuance costs for foreign financing placements (3)	702,122	415,127
Deferred bond discount (Note 29)	48,761	230,432
Deferred issuance costs for placement of bonds (Note 29)	269,297	127,846
Commercial paper issuance costs (Note 29)	102,983	-
Deferred exchange insurance premiums	80,417	-
Others	731,673	215,875

Total	11,333,038	10,948,558

(1) Between May and September 2006, the Company negotiated a 38-month and 48-month union contract with a number of its employees, granting them, among other benefits, a signing bonus. That bonus was paid between July and December 2006. The total benefit of ThCh$ 4,918,946 (historical), is amortized using the straight-line method over the term of the union agreement.

The long-term portion is incurred in “Others” under “Other non-current Assets” (Note 15).

(2) Corresponds to the short-term portion to be amortized due to changes in the actuarial hypothesis, as described in Note 3, and to the concept of loans to employees as indicated in Note 15 Footnote 2.

(3) This amount corresponds to the disbursements incurred for foreign loans obtained by the Company to finance its investment plan.

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (continued)
__________

Note 10. Information regarding purchase commitment and sales commitment transactions (agreements):

The detail for the year 2005 is as follows:

	Dates			Original Currency	Subscription Value			Instrument Identification	Book Value

Code	Inception	End	Counterparty			Rate	Final Value

									ThCh$
CRV	December 30, 2005	January 05, 2006	Banco de Crédito e Inversiones	Ch$	1,000,000	4.44%	1,021,756	BCP0800708	1,021,126
CRV	December 30, 2005	January 06, 2006	HSBC Bank	Ch$	2,000,000	4.68%	2,043,858	BCP0800708	2,042,266
CRV	December 30, 2005	January 05, 2006	Banco de Estado de Chile	UF	993,270	4.56%	1,014,879	PRC-750501	1,014,257
CRV	December 30, 2005	January 05, 2006	Banco de Estado de Chile	UF	6,730	4.56%	6,876	PRC-06B0695	6,872

				Total	4,000,000		4,087,369		4,084,521

Code: CRV = Purchases under agreements to resell.

The detail for the year 2006 is as follows:

	Dates			Original Currency	Subscription Value			Instrument Identification	Book Value

Code	Inception	End	Counterparty			Rate	Final Value

									ThCh$
CRV	December 28, 2006	January 04, 2007	HSBC Bank	US$	3,726,730	5.32%	3,771,437	BCP0800708	3,728,382

				Total	3,726,730		3,771,437		3,728,382

Code: CRV = Purchases under agreements to resell.

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (continued)
__________

Note 11. Property, plant and equipment:

The detail of property, plant and equipment as of December 31, 2005 and 2006 is as follows:

	2005		2006

	Accumulated	Gross property,	Accumulated	Gross roperty,
Description	depreciation	plant and	depreciation	plant and
		equipment		equipment

	ThCh$	ThCh$	ThCh$	ThCh$
Land	-	27,852,723	-	27,858,064

Building and improvements	334,195,911	791,790,968	355,383,167	785,112,256

Machinery and equipment	1,989,388,441	2,723,729,586	2,120,375,386	2,762,527,493
Central office telephone equipment	1,230,381,338	1,554,229,089	1,310,136,450	1,544,440,986
External plant	575,640,139	927,068,791	598,561,543	931,830,518
Subscribers’ equipment	146,407,442	204,413,834	175,157,240	249,126,821
General equipment	36,959,522	38,017,872	36,520,153	37,129,168

Other Property, Plant and Equipment	155,313,521	264,559,181	185,488,435	316,701,911
Office furniture and equipment	82,748,400	107,872,923	97,934,870	113,042,579
Projects, work in progress and related materials	-	63,072,289	-	92,962,795
Leased assets (1)	56,364	503,026	64,748	503,026
Assets temporarily out of service	5,549,445	6,635,785	7,004,509	7,004,509
Software (2)	65,295,048	83,841,793	78,512,544	100,649,206
Others	1,664,264	2,633,365	1,971,764	2,539,796

Technical revaluation-Circular 550	11,174,705	9,948,548	10,825,085	9,463,656

Total	2,490,072,578	3,817,881,006	2,672,072,073	3,901,663,380

(1) Leased assets relate to the category of buildings.

(2) The total amount of depreciation charged to income related to Software was ThCh$ 18,382,456, ThCh$ 14,222,534 and ThCh$ 15,057,694 for the years ended December 31, 2004, 2005 and 2006, respectively.

Up to December 31, 2002, work in progress included capitalization of finance costs of related loans according to Technical Bulletin No. 31 of the Chilean Association of Accountants. Therefore, gross property, plant and equipment includes interest in the amount of ThCh$ 197,476,462. Accumulated depreciation for this interest amounts to ThCh$ 126,825,076 and ThCh$ 137,959,179 for 2005 and 2006, respectively. The depreciation charge on capitalized financing expenses for the years ended December 31, 2004, 2005 and 2006 amounted to ThCh$ 14,238,222, ThCh$ 12,810,955 and ThCh$ 10,268,317, respectively.

Operating costs include a depreciation charge for the years ended December 31, 2004, 2005 and 2006 of ThCh$ 232,374,019, ThCh$ 191,077,905 and ThCh$ 198,515,815 and administration and selling expenses a depreciation charge of ThCh$ 8,706,605, ThCh$ 7,111,361 and ThCh$ 5,511,233 for 2004, 2005 and 2006, respectively. Assets temporarily out of service are made up mainly of telephone equipment under repair, and incurred depreciation amounting to ThCh$ 6,701,327, ThCh$ 2,724,767 and ThCh$ 879,772 in 2004, 2005 and 2006, respectively, which is classified as “Other non-operating expenses” (Note 26b).

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (continued)
__________

Note 11. Property, plant and equipment, (Continued):

The detail by item of the technical revaluation as of December 31, 2005 and 2006 is as follows:

	Gross			Gross
	property,			property,
	plant and	Net	Accumulated	plant and
	equipment	balance	Depreciation	equipment
Description	2005	2006	2006	2006

	ThCh$	ThCh$	ThCh$	ThCh$
Land	(517,192)	(517,192)	-	(517,192)
Building and improvements	(4,962,876)	(805,598)	(4,157,537)	(4,963,135)
Machinery and equipment	15,428,616	(38,639)	14,982,622	14,943,983

Total	9,948,548	(1,361,429)	10,825,085	9,463,656

Amortization of the technical reappraisal surplus amounted to ThCh$ (30,613), ThCh$ (23,723) and ThCh$ (22,455) for the years ended December 31, 2004, 2005 and 2006, respectively.

Gross property, plant and equipment includes assets that have been fully depreciated in the amount of ThCh$ 1,102,827,648 in 2005 and ThCh$ 1,353,312,969 in 2006, which include ThCh$ 12,518,520 and ThCh$ 13,141,591, respectively, from the reappraisals mentioned in Circular No. 550.

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (continued)
__________

Note 12. Investments in related companies:

Tax payer No.	Company	Country of origin	Currency controlling the investment	Number of shares	Percentage participation		Equity of the companies		Net income (loss) of the companies for the years		Equity in income (loss) of the investment for the years			Investment book value

					2005	2006	2005	2006	2005	2006	2004	2005	2006	2005	2006

					%	%	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Foreign	TBS Celular Participación S.A. (1)	Brazil	Dollar	48,950,000	2.61	2.61	148,096,542	151,214,295	5,146,141	(1,288,424)	97,198	134,315	(33,628)	3,865,320	3,946,692
96.895.220-K	Atento Chile S.A. (2)	Chile	Pesos	3,209,204	28.84	28.84	14,325,163	14,433,488	5,596,446	6,759,221	664,710	1,614,014	1,949,359	4,131,377	4,162,618
96.922.950-1	Empresa de Tarjetas Inteligentes S.A. (3)	Chile	Pesos	-	20.00	-	-	-	(165,964)	-	(105,924)	(33,193)	-	-	-
93.541.000-2	Impresora y Comercial Publiguías S.A. (4)	Chile	Pesos	-	-	-	-	-	-	-	(82,010)	-	-	-	-

											573,974	1,715,136	1,915,731	7,996,697	8,109,310

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

(2) As of December 31, 2006, the value of the investment was recognized on the basis of unaudited financial statements.

(3) With an Extraordinary Shareholders’ Meeting the dissolution of Empresas de Tarjetas Inteligentes S.A. was agreed upon. In the month of September 2005 the Chilean Internal Revenue Services authorized the termination of operations of this company.

(4) On April 26, 2004, the Company sold its share of 9% in Impresora y Comercial Publiguías S.A., to Telefónica Publicidad e Información S.A. The selling price was US$ 14,760,000 (historical) equivalent to Ch$ 9,781 million, resulting in a gain on sale after taxes of Ch$ 5,358 million.

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (continued)
__________

Note 13. Goodwill:

				As of December 31,

			2005		2006

		Year	Amount	Net	Amount	Net
Taxpayer No.	Company	of	amortized	Balance	amortized	Balance
		Origin	for the	of	for the	of
			year	goodwill	year	goodwill

			ThCh$	ThCh$	ThCh$	ThCh$

Foreign	TBS Celular Participación S.A. (3)	2001	190,433	2,538,239	190,433	1,702,655
	Telefónica Larga Distancia S.A.
96.551.670-0	(formerly Telefónica Mundo S.A.)	1998	1,174,896	15,043,133	1,174,896	13,868,237
	Telefónica Multimedia Chile S.A. (1)
78.703.410-1	(formerly Tecnonáutica S.A.)	1998	155,466	777,329	761,341	-
96.834.320-3	Telefónica Internet Empresas S.A. (2)	1999	96,021	480,106	96,021	384,085

	Total		1,616,816	18,838,807	2,222,691	15,954,977

Goodwill amortization periods have been determined taking into account aspects such as the nature and characteristics of the business and estimated period of return of investment.

(1) On January 26, 2006, Telefónica Internet Empresas S.A. sold 449,081 shares of Tecnonáutica S.A. to Telefónica Chile S.A. for ThCh$ 1,624,273 (historical) corresponding to its participation in that company. On that same date, CTC Equipos y Servicios de Telecomunicaciones S.A. sold 1 share to Telefónica Chile S.A. for ThCh$ 4 corresponding to its participation in that company. On April 19, 2006, Tecnonáutica S.A. changed its name to Telefónica Multimedia Chile S.A.

This sale was performed at book value, not taking into consideration the amount corresponding to goodwill in the ales price, which meant recognizing in results (in an extraordinary manner) the amortization of the balance of goodwill of ThCh$ 761,341 as of that date (see Note 2d Footnote 1).

(2) On January 26, 2006, CTC Equipos y Servicios de Telecomunicaciones sold to Telefónica Chile S.A. 16 shares at ThCh$ 132, which corresponded to its participation in Telefónica Internet Empresas S.A. On January 27, 2006, Telefónica Empresas CTC Chile sold to Telefónica Chile S.A. 215,099 shares at ThCh$ 1,468,683, which corresponded to its participation in this company (see Note 2d Footnote 2).

(3) The goodwill related to TBS Celular Participación S.A. is controlled in US dollars.

Note 14. Intangibles:

The detail of Intangibles is as follows:

	As of December 31,

	2005	2006

	ThCh$	ThCh$
Underwater cable rights (gross)	37,827,844	37,817,759
Accumulated amortization	(7,529,868)	(9,298,808)
Licenses (Software) (gross)	12,075,031	15,414,682
Accumulated amortization	(4,563,295)	(8,660,969)

Total Net Intangibles	37,809,712	35,272,664

The amortization for the years ended December 31, 2004, 2005 and 2006 amounted to ThCh$ 1,759,387, ThCh$ 2,251,951 and ThCh$ 1,768,940 for the underwater cable rights, respectively. The amortization for the years ended December 31, 2004, 2005 and 2006 amounted to ThCh$ 965,474, ThCh$ 2,595,384 and ThCh$ 3,255,187 for licenses respectively.

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (continued)
__________

Note 15. Other non-current Assets:

The account detail is as follows:

	As of December 31,

	2005	2006

	ThCh$	ThCh$
Deferred actuarial indemnity difference (1)	7,416,719	8,017,844
Deferred staff severance indemnities (2)	4,752,041	4,208,788
Deferred union contract bonus (see Note 9 Footnote 1)	69,714	3,076,244
Bond discount (see Note 29)	183,916	1,120,213
Deferred issuance costs for obtaining external financing (3)	1,291,171	721,033
Bond issuance expenses (see Note 29)	27,208	684,423
Security deposits	140,421	116,806
Others	16,280	-

Total	13,897,470	17,945,351

(1) With the implementation of new contractual conditions derived from the organizational change in the Company, there have been a series of studies that allowed, with primary effect in 2004, the modification in the calculation basis for staff severance indemnities of the variable for future service life of employees. After concluding these studies in 2005, other changes in estimates were incorporated, such as personnel fluctuation rate, mortality of employees and future salary increases, and includes the rate change mentioned in Note 3b (i) for 2006, all determined on the basis of actuarial calculations, as established in Technical Bulletin No. 8 of the Chilean Association of Accountants.

The difference at the beginning of the year as a result of changes in the actuarial estimates constitute actuarial gains or losses, which are deferred and amortized over the estimated average remaining future service life of the employees that will receive the benefit (see Note 2t).

(2) In conformity with the union agreements between the Company and its employees, loans were granted to employees, the amounts and conditions of which were based, among other aspects, on the accrued balances of staff severance indemnities at the date of the grant.

The staff severance indemnities provision has been recorded in part at its current value, deferring and amortizing this effect over the years of average remaining future service life of employees that subscribe to the benefit. The loan is presented under “Other Long-term Receivables”.

(3) This amount corresponds to the disbursements incurred for foreign loans obtained by the Company, to finance its investment plan (see Note 9 Footnote 3).

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (continued)
__________

Note 16. Short-term debt with banks and financial institutions:

The breakdown of short-term obligations with banks and financial institutions as of December 31 is as follows:

	Bank or Financial Institution
		US$		UF		TOTAL

Taxp. No.	Current portion of long-term debt	2005	2006	2005	2006	2005	2006

		ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
97.015.000-5	Santander Santiago	-	-	327,951	446,305	327,951	446,305
Foreign	Calyon New York Branch (Syndicated Loan)	128,200	169,034	-	-	128,200	169,034
97.008.000-7	Citibank N.A.	315,130	655,812	-	-	315,130	655,812
Foreign	BBVA Bancomer (Syndicated Loan)	576,013	-	-	-	576,013	-
Foreign	ABN AMRO BANK	-	733,963	-	-	-	733,963

	Total	1,019,343	1,558,809	327,951	446,305	1,347,294	2,005,114

	Average annual interest rate	4.68%	5.70%	2.32%	3.16%	4.10%	5.20%

	As of December 31,

	2005	2006

	%	%

Percentage of short-term debt in foreign currency	75.66%	77.74%
Percentage of short-term debt in local currency	24.34%	22.26%

Total	100.00%	100.00%

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (continued)
__________

Note 17. Long-term obligations with banks and financial institutions:

The breakdown of long-term obligations with banks and financial institutions as of December 31, 2005 and 2006 is as follows:

			Long-term portion as of December 31, 2005				Long-term portion as of December 31, 2006	Average annual Interest
				Years to maturity
				for long-term portion

	Bank or Financial	Currency
Taxp. No.	Institution	Index		1 to 2	2 to 3	3 to 5		rate

			ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	%

	Loans In US$

Foreign	Calyon New York Branch And Others (1)	US$	104,652,502	-	106,478,000	-	106,478,000	Libor + 0.35%
Foreign	BBVA Bancomer and Others (3)	US$	78,489,374	-	-	79,858,500	79,858,500	Libor + 0.334%
97.008.000-7	Citibank N.A. (2)	US$	78,489,374	79,858,500	-	-	79,858,500	Libor + 0.31%

	Subtotal		261,631,250	79,858,500	106,478,000	79,858,500	266,195,000	5.70%

	Loans In UF

97.015.000-5	Banco Santander Santiago (4)	UF	65,242,359	-	-	65,185,831	65,185,831	TAB 360 + 0.45%

	Subtotal		65,242,359	-	-	65,185,831	65,185,831	3.16%

	Total		326,873,609	79,858,500	106,478,000	145,044,331	331,380,831	5.20%

	As of December 31,

	2005	2006

	%	%

Percentage of long-term debt in foreign currency	80.04%	80.33%
Percentage of long-term debt in local currency	19.96%	19.67%

Total	100.00%	100.00%

(1) In December 2004, the Company renegotiated this loan, extending its due date from February and August 2005 to December 2009, in addition to changing the agent bank, that until then was the BilbaoVizcaya Argentaria Bank.

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

(4) In April 2005, the Company renegotiated this loan, extending its maturity date from April 2008 to April 2010 and reducing the interest rate to TAB 360 + 0.45%. The Tasa Activa Bancaria (TAB), published by the Association of banks and financial institutions, was 3.78% as of December 31, 2006.

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (continued)
__________

Note 18. Commercial paper and Bonds:

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

On March 21, 2006, a Series I placement of the same type of instrument was made for ThCh$ 12,000,000, maturing on December 6, 2006. The placement agent was Inversiones Boston Corredores de Bolsa.

On July 11, 2006, the Company placed a fourth issuance of its line of Commercial Paper with a charge to line No. 015. This issuance was performed in three series (J1 - J2 - J3) for a total of ThCh$ 7,000,000, maturing on September 27, 2006. The placement agent was Inversiones Boston.

The details of commercial paper are described below:

		Current nominal amount placed
			Bond	Monthly		Carrying value		Placement in Chile or abroad
Registration or identification			readjustment	interest	Final	as of December 31,
number of the instrument	Series		unit	rate	maturity	2005	2006

		ThCh$	ThCh$	%		ThCh$	ThCh$
Short-term commercial paper
015	F	23,000,000	Ch$ non-adjustable	0.4100	Mar 28, 2006	23,217,737	-	Chile
005	G	17,500,000	Ch$ non-adjustable	0.5100	Apr 20, 2006	17,544,574	-	Chile
005	H	17,500,000	Ch$ non-adjustable	0.5100	Apr 27, 2006	17,523,515	-	Chile

Total						58,285,826	-

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (continued)
__________

Note 18. Commercial paper and Bonds, (continued):

b) Bonds:

The detail of bonds issued as of December 31, classified as short and long-term is as follows:

		Nominal Amount of Issue		Nominal annual interest rate
Registration number or identification of the instrument			Readjustment unit for bond			Frequency		Par value		Location of bond placement

					Final maturity	Interest payment		2005 ThCh$	2006 ThCh$
	Series						Pay down

				%
Short-term portion of long-term bonds

143.27.06.91	F	71,429	UF	6.000	April 2016	Semi-annual	Semi-annual	1,483,495	1,465,059	Chile
281.20.12.01	L (a)	-	UF	3.750	October 2012	Semi-annual	At maturity	-	374,699	Chile

Issued in New York	Yankee Bonds	-	US$	7.625	July 2006	Semi-annual	At maturity	26,884,467	-	USA
Issued in New York	Yankee Bonds	-	US$	8.375	January 2006	Semi-annual	At maturity	85,344,169	-	USA

							Total	113,712,131	1,839,758

Long-term bonds

143.27.06.91	F	607,143	UF	6.000	April 2016	Semi-annual	Semi-annual	12,453,342	11,132,803	Chile
281.20.12.01	L (a)	3,000,000	UF	3.750	October 2012	Semi-annual	At maturity	-	55,009,140	Chile

							Total	12,453,342	66,141,943

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (continued)
__________

Note 18. Commercial paper and Bonds, (continued):

b) Bonds, (continued):

a) On March 29, 2006, the Company placed bonds in the local market for a nominal amount of UF 3,000,000 equivalent to US$ 102.1 million (historical) of a series denominated L, which is composed of 6,000 bonds with a value of UF 500 each. These bonds mature in one installment on October 25, 2012. The annual interest rate amounts to UF + 3.75% and interest is paid semi-annually. There is a redemption option as of October 25, 2007.

Note 19. Trade accounts payable:

The detail of other trade accounts payable is as follows:

	As of December 31,

	2005	2006

	ThCh$	ThCh$
Suppliers
Domestic	62,726,184	78,616,641
Foreign	5,116,358	23,397,546
Provision for work in progress	10,245,219	5,202,071

Total	78,087,761	107,216,258

Note 20. Other payables:

The detail of other payables is as follows:

	As of December 31,

	2005	2006

	ThCh$	ThCh$

Carrier service	8,583,010	6,371,448
Billing on behalf of third parties	6,254,068	6,172,602
Accrued supports	1,026,799	1,258,297
Exchange insurance contract payables	3,158,496	71,930
Material received not yet invoiced	1,321,534	-
Accounts payable to retired employees	383,014	-
Others	212,851	52,690

Total	20,939,772	13,926,967

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (continued)
__________

Note 21. Accruals:

The detail of accruals shown in liabilities is as follows:

	As of December 31,

	2005	2006

	ThCh$	ThCh$
Current
Staff severance indemnities	486,528	462,785
Vacation	4,947,831	4,307,527
Other employee benefits (1)	5,938,839	5,095,643
Employee benefits advances	(1,073,889)	(1,484,258)

	10,299,309	8,381,697
Long-term
Staff severance indemnities	36,078,910	35,525,488

Total	46,378,219	43,907,185

(1) Includes provisions for bonuses agreed under the current as per current union agreement and miscellaneous.

Note 22. Staff severance indemnities:

The detail of the charge to income for staff severance indemnities is as follows:

	2004	2005	2006

	ThCh$	ThCh$	ThCh$
Operating costs and administration and selling expenses	4,450,191	4,472,409	3,898,771
Other non-operating expenses	3,424,356	1,345,883	9,470,747

Total	7,874,547	5,818,292	13,369,518

Payments and other changes for the years (1)	2,272,785	1,737,323	(19,645)

(1) For the years ending December 31, 2004, 2005 and 2006, this amount includes increases of ThCh$ 10,562,511, ThCh$ 3,725,327 and ThCh$ 6,078,197 in the provision due to changes in actuarial estimations (see Note 3) and total payments of ThCh$ 8,289,726, ThCh$ 1,988,004 and ThCh$ 6,097,842, respectively.

Note 23. Other accounts payable:

Other accounts payable contain the obligations related to the foreign currency forward contracts and the cross currency interest rate swaps.

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (continued)
__________

Note 24. Minority interest:

Minority interest recognizes the portion of equity and net income of subsidiaries owned by third parties. The breakdown for the years ended December 31, 2004, 2005 and 2006, respectively, is as follows:

	Percentage
	Minority			Participation		Participation
Subsidiaries	Interest			in equity		in net income (loss)

	2004	2005	2006	2005	2006	2004	2005	2006

	%	%	%	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Instituto Telefónica Chile S.A. (formerly Telepeajes de Chile S.A.)	20.00	20.00	-	251,764	-	158,013	(6,716)	(47,226)
Telefónica Larga Distancia S.A. (formerly Telefónica Mundo S.A.)	0.84	0.84	0.69	1,142,716	1,053,959	85,880	8,583	104,884
Fundación Telefónica	50.00	50.00	50.00	275,590	176,314	55,486	28,852	(99,276)
Telefónica Gestión de Servicios Compartidos Chile S.A.	-	-	0.001	-	14	-	-	(1)
CTC Equipos y Servicios S.A.	0.0001	0.0001	-	11	-	6	5	-

Total				1,670,081	1,230,287	299,385	30,724	(41,619)

Note 25. Shareholders’ Equity

(a) Paid-in capital:

Number of shares:

	No. of subscribed	No. of paid	No. of shares with
Series	shares	shares	voting right

A	873,995,447	873,995,447	873,995,447
B	83,161,638	83,161,638	83,161,638

	957,157,085	957,157,085	957,157,085

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

Paid-in capital:

	Subscribed	Paid-in
Series	Capital	Capital

	ThCh$	ThCh$

A	813,490,434	813,490,434
B	77,404,519	77,404,519

	890,894,953	890,894,953

On April 20, 2006, the Extraordinary Shareholders’ Meeting approved the modification of the Company’s bylaws to decrease capital by ThCh$ 40,200,514, in order to distribute additional cash to the shareholders in 2006. Capital distribution No. 1 was equivalent to Ch$ 42 per share and Ch$ 168 per ADR.

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (continued)
__________

Note 25. Shareholders’ Equity, (continued):

(b) Shareholder stratification:

As indicated in Circular No. 792 of the Chilean Superintendency of Securities and Insurance, the stratification of shareholders by percentage of ownership in the Company as of December 31, 2006 is as follows:

	Percentage of	Number of
Type of shareholder	total holdings	shareholders

	%
10% holding or more	55.90	2
Less than 10% holding:
Investment equal to or exceeding UF 200	43.35	1,584
Investment under UF 200	0.75	10,999

Total	100.00	12,585

Telefónica Internacional Chile	44.90	1

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

ii) Dividend distributed in the year:

On April 14, 2005, at the Extraordinary Shareholders’ Meeting, the payment of a final dividend (No. 168) of Ch$ 58.84591 per share on net income for 2004 equivalent to ThCh$ 56,324,775 was approved. Likewise, the payment of a provisional dividend (No. 169) of Ch$ 50.99095 pesos per share was approved, with a charge to retained earnings as of December 2004 equivalent to ThCh$ 48,806,351 (historical). Both dividends were paid on May 30, 2005.

On October 27, 2005, the Board approved payment of an interim dividend (No. 170) of Ch$ 11.00 per share, on 2005 net income, equivalent to ThCh$ 10,528,728 (historical).

On April 20, 2006, at the Extraordinary Shareholders’ Meeting, the payment of a final dividend (No. 171) of Ch$ 15.31 per share with a charge to net income for 2005 of ThCh$ 14,654,592 was approved. The dividend was paid on June 22, 2006.

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (continued)
__________

Note 25. Shareholders’ Equity, (continued):

On October 26, 2006, the Board of Directors approved payment of interim dividend No. 172, in the amount of ThCh$ 10,528,728, equivalent to Ch$ 11 per share.

(d) Other reserves:

Other Reserves include the participation of the reserve established by Telefónica Larga Distancia S.A. (formerly Telefónica Mundo S.A.) for the acquisition of the shares of dissident minority shareholders and the net effect of the adjustment for conversion differences as established in Technical Bulletin No. 64 of the Chilean Association of Accountants, the detail of which is as follows:

	Amount

Company	Balance as of December 31, 2005	Price-level restatement	Net movement	Balance as of December 31, 2006

	ThCh$	ThCh$	ThCh$	ThCh$

Telefónica Larga Distancia S.A.
(formerly Telefónica Mundo S.A.)	-	(8,092)	(674,254)	(682,346)
TBS Participación S.A.	(1,751,241)	(36,775)	(530,149)	(2,318,165)

Total	(1,751,241)	(44,867)	(1,204,403)	(3,000,511)

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (continued)
__________

Note 26. Other Non-Operating Income and Expenses:

(a) Other non-operating income:

The detail of other non-operating income is as follows:

	For the years ended December 31,

	2004	2005	2006

	ThCh$	ThCh$	ThCh$

Gain on sale of used equipment	2,808,910	1,956,018	606,183
Administrative services	63,004	130,522	445,709
Real estate rental	204,501	276,691	349,404
Penalties on suppliers and indemnities	195,338	32,563	125,864
Sales of promotional material	107,983	-	-
Gain on sale Publiguías S.A. (1)	6,878,034	-	-
Gain on sale Telefónica Móvil de Chile S.A. (2)	491,695,142	-	-
Provision for investment in New Skies Satellites	235,259	-	-
Gain on sale of shares Intelsat	-	646,887	-
Others	763,182	128,152	89,707

Total	502,951,353	3,170,833	1,616,867

(1) See Note 12 “Investment in related companies” Footnote 4.

(2) On July 23, 2004, the Company sold 100% of its participation in Telefónica Móvil de Chile S.A. The sales price for Telefónica Móviles S.A. (purchaser) was US$ 1,058 million, which was paid on July 28, 2004. With this transaction Compañía de Telecomunicaciónes de Chile S.A. recognized an effect on income (gain), after extraordinary amortization of goodwill as of June 2004 associated to this investment and net of taxes, in the amount of ThCh$ 321,071,436 as of December 2004 (equivalent to approximately US$ 470 million as of the transaction date).

(b) Other non-operating expenses:

The detail of other non-operating expenses is as follows:

	For the years ended December 31,

	2004	2005	2006

	ThCh$	ThCh$	ThCh$

Restructuring costs (1)	6,584,690	2,070,590	9,528,970
Lawsuit indemnities and other provisions	722,402	1,189,410	2,859,891
Provision for obsolete assets	10,118,315	2,885,547	2,534,000
Depreciation and retirement of out of service property, plant and equipment (2)	8,465,982	4,471,460	1,516,086
Provision for decrease in market value	-	169,905	26,213
Non-recoverable tax	-	1,495,319	-
Donations	183,606	416,345	-
Others	20,865	653,004	179,522

Total	26,095,860	13,351,580	16,644,682

(1) Corresponds mainly to payments made to employees on the basis of the Early Retirement Plans.

(2) As of December 2005 and 2006, this item is mainly composed of depreciation of telephone equipment maintained in stock for replacement of lines in service. In 2004 this item includes ThCh$ 1,764,655 corresponding to depreciation of the La Serena Cable TV network (assets temporarily out of service) not transferred in the sale of the subsidiary Multimedia to Cordillera Comunicaciones.

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (continued)
__________

Note 27. Price-level restatement:

The detail of price-level restatement is as follows:

		For the years ended December 31,

Assets (Charges) Credits	Indexation	2004	2005	2006

		ThCh$	ThCh$	ThCh$

Inventories	CPI	222,500	181,845	25,622
Prepaid expenses	CPI	4,515	5,264	(1,255)
Prepaid expenses	UF	(76,871)	(14,014)	22,242
Other current assets	CPI	(161,050)	54,659	118,016
Other current assets	UF	(4,275,017)	145,178	78,956
Short and long-term deferred taxes	CPI	3,522,136	4,515,842	2,387,135
Property, plant and equipment	CPI	42,093,409	51,304,830	27,844,681
Investments in related companies	CPI	148,822	215,088	132,539
Goodwill	CPI	1,704,958	710,813	371,584
Long-term debtors	UF	(187,007)	(1,909,445)	(328,733)
Long-term debtors	CPI	241,467	304,103	144,527
Other long-term assets	CPI	1,011,975	1,713,663	789,282
Other long-term assets	UF	37,395	12,119	(103,584)
Expense accounts	CPI	8,969,124	11,103,245	4,508,838

Total Credits		53,256,356	68,343,190	35,989,850

Liabilities and Shareholders’ Equity		For the years ended December 31,

(Charges) Credits	Indexation	2004	2005	2006

		ThCh$	ThCh$	ThCh$

Short-term obligations	CPI	15,137	-	(23,572)
Short-term obligations	UF	(6,066,394)	(6,865,444)	(125,877)
Long-term obligations	CPI	(13,255)	(18,718)	(26,908)
Long-term obligations	UF	(4,297,440)	(9,240,066)	(9,991,243)
Shareholders’ equity	CPI	(26,624,845)	(32,314,220)	(18,421,044)
Revenue accounts	CPI	(20,676,820)	(17,919,074)	(6,900,277)

Total Charges		(57,663,617)	(66,357,522)	(35,488,921)

Gain (Loss) from price-level restatement, net		(4,407,261)	1,985,668	500,929

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (continued)
__________

Note 28. Foreign currency translation:

The detail of foreign exchange gain (loss) is as follows:

		For the years ended December 31,

Assets (Charges) Credits	Currency	2004	2005	2006

		ThCh$	ThCh$	ThCh$

Current assets	US$	20,860,196	5,290,076	3,694,819
Current assets	EURO	4,044,191	(10,006)	2,096
Current assets	REAL	-	(32,263)	142,064
Long-term receivables	US$	5,507,627	6,007,972	1,411,885
Other long-term assets	US$	62,186	5,931	(850)
Other long-term assets	EURO	76	-	-

Total Credits/ ( Charges)		30,474,276	11,261,710	5,250,014

Liabilities (Charges) Credits	Currency	2004	2005	2006

		ThCh$	ThCh$	ThCh$

Short-term obligations	US$	(28,837,284)	(1,489,006)	(2,024,503)
Short-term obligations	EURO	(3,880,669)	5,422	(52,254)
Short-term obligations	REAL	-	21,950	82,030
Long-term obligations	US$	16,151,714	(8,823,947)	(3,090,398)

Total (Charges)/ Credit		(16,566,239)	(10,285,581)	(5,085,125)

Foreign exchange gain, net		13,908,037	976,129	164,889

Note 29. Issuance and placement of shares and debt expense:

The detail of this item as of December 31 is as follows:

	Short-term		Long-term

	2005	2006	2005	2006

	ThCh$	ThCh$	ThCh$	ThCh$

Bond issuance expenses	269,297	127,846	27,208	684,423
Discount on debt	48,761	230,432	183,916	1,120,213
Commercial paper issuance expense	102,983	-	-	-

Total	421,041	358,278	211,124	1,804,636

The corresponding items are classified as “Other Current Assets” and “Other Long-term Assets”, as applicable and are amortized over the term of the respective obligations, as described in Note 18 “Commercial Paper and Bonds”.

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (continued)
__________

Note 30. Derivative contracts:

Type of Derivative	Type of contract	Contract value	Maturity or Expiration	Specific item				Value of hedged item ThCh$
										Affected accounts

					Purchase / Sale position	Hedged item or transaction	Amount		Asset/Liability		Effect on income

									Name	Amount ThCh$	Realized	Unrealized ThCh$

S	CCPE	150,000,000	III Quarter 2008	Exchange rate	P	Oblig. in US$	150,000,000	79,858,500	asset	80,191,646	4,084,417	-
									liabilities	(90,137,930)
S	CCPE	200,000,000	II Quarter 2009	Exchange rate	P	Oblig. in US$	200,000,000	106,478,000	asset	106,533,546	2,754,923	-
									liabilities	(120,358,491)
S	CCPE	150,000,000	II Quarter 2011	Exchange rate	P	Oblig. in US$	150,000,000	79,858,500	asset	80,047,989	(1,185,064)	-
									liabilities	(83,908,400)
FR	CI	26,400,000	I Quarter 2007	Exchange rate	S	-	-	-	asset	14,063,458	5,656	-
									liabilities	(14,057,502)
FR	CI	13,105,140	I Quarter 2007	Exchange rate	P	-	-	-	asset	6,977,047	(63,046)	-
									liabilities	(7,040,093)
FR	CI	391,416	I Quarter 2007	Exchange rate	P	-	-	-	asset	96,891	19,272	-
									liabilities	(71,372)

Amortization of premium for exchange forward contracts									liabilities	-	317,621	-
Amortization of costs for exchange insurance									asset	-	(206,190)	-
Exchange forward contracts expensed during the year ( net )											2,049,135

										Total	7,776,724	-

Types of derivatives:	Type of Contract:

FR: Forward	CCPE: Hedge contract for existing transactions
S: Swap	CI: Investment hedge contract

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (continued)
__________

Note 31. Contingencies and commitments:

Management and their internal and external legal counsel periodically monitor the evolution of the lawsuits and contingencies affecting the Company in the normal course of its operations, analyzing in each case the possible effect on the financial statements. Based on this analysis and on the information available to date, Management and their legal counsel believe that it is unlikely that the Company’s income and equity will be significantly affected by a loss contingency eventually represented by significant liabilities in excess of those already recorded in the financial statements.

a) Lawsuits against the Republic of Chile:

• On October 31, 2001, Telefónica Chile S.A. filed an administrative motion before the Ministry of Transport and Telecommunications and the Ministry of Economy, requesting correction of the errors and illegalities in Rate Decree No. 187 of 1999. On January 29, 2002, the Ministries issued a joint response rejecting the administrative recourse, after having “carefully evaluated, only the viability and timeliness of the petition made, considering the set of circumstances that concur in the problem stated and the prudence that must orient public actions”, adding that such rejection “has had no other motivation than to protect the general interest and progress of the telecommunications services”.

Upon extinguishing the administrative instances to correct the errors and illegalities involved in the tariff setting process of 1999, in March 2002, Telefónica Chile S.A. filed a lawsuit for damages against the State of Chile for the sum of ThCh$ 181,038,411, plus readjustments and interest, which covers past and future damages until May 2004. A decision is still pending in this case.

• Telefónica Chile S.A. and Telefónica Larga Distancia S.A. (formerly Telefónica Mundo S.A.) filed a plenary damage indemnity lawsuit against the Government of Chile, claiming damages due to modification of telecommunications networks related to work performed by highway concessionaries from 1996 to 2000.

The Government of Chile forced both companies to pay for the transfer of their communications networks due to the construction of public works on concession under the Concessions Law and the related damages amount to:

a.- Compañía de Telecomunicaciones de Chile S.A.: ThCh$ 1,929,207.
b.- Telefónica Larga Distancia S.A. (formerly Telefónica Mundo S.A.): ThCh$ 2,865,209.

The process is currently at the final judgment stage.

b) Lawsuits:

(i) Voissnet Accusation:

On January 20, 2005, Telefónica Chile S.A. responded to a claim made by Voissnet filed before the National Economic Attorney General’s Office based on alleged anti-competitive practices with respect to the development and growth of Internet technology, mainly of broadband telephony, and access to broadband, since Telefónica S.A. prohibits carrying voice using the Company’s Internet broadband access. Voissnet wants the Antitrust Commission to compel Telefónica Chile S.A. to allow third parties to provide IP Telephony through the ADSL Internet owned by Telefónica Chile S.A.

On October 26, 2006, the Company was notified of the Antitrust Commission’s decision, which, in part, accepted Voissnet S.A.’s claim, as well as the requirement of the National Economic Attorney General’s Office. Telefónica Chile S.A. was fined ThCh$ 581,454 (historical).

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (continued)
__________

Note 31. Contingencies and commitments, (continued):

On November 8, 2006, Telefónica Chile S.A. filed an appeal before the Supreme Court asking that the judgment be revoked and the Company be exonerated from any sanction. The appeal was accepted for processing and, at this time, the Supreme Court has not set a date to hear the allegations of the parties.

(ii) Complaint filed by VTR Telefónica S.A.:

On June 30, 2000, VTR Telefónica S.A. (“VTR”) filed a plenary suit, charged in Chilean pesos, requesting payment of Ch$ 2,204 million, plus sums accrued during the suit, to cover access charges for the use of its networks. VTR bases its complaint on the differences that occurred as a result of the reduction of access charge tariffs after Tariff Decree No. 187 came into effect. Telefónica Chile S.A. responded to the complaint by arguing that the tariffs for access charges that both parties must pay for the reciprocal use of their networks is regulated under a contract signed between Telefónica Chile S.A. and VTR. VTR, however, does not recognize this contract. VTR’s complaint has been accepted and the requested compensation has been ordered. The Company filed an appeal for annulment before the Court of Appeals of Santiago, which is currently pending.

In connection to the above proceeding, two additional judicial proceedings are underway. The first was filed before Subtel in 2002 by VTR for alleged non-payment of invoices for access charges set by D.S. 26. VTR has requested that Telefónica Chile S.A. be forced to pay such invoices and pay the fines imposed by the General Telecommunications Laws. This case has been suspended by order of the Minister until a judgment is provided in the judicial proceeding filed by VTR in 2000. The second proceeding underway was filed by Telefónica Chile S.A. on June 6, 2003, for VTR’s non-payment of access charges in accordance with the contract signed between the parties. This case has been suspended until a judgment is provided in the 2002 suit.

In turn, on December 21, 2005 Telefónica Chile S.A. sued VTR for non-payment of automatic reversal of charges service (800 service) in the amount of Ch$ 1,500 million, plus sums accrued during the course of the trial. Based on the same argument, VTR filed a countersuit in the amount of Ch$ 1,200 million. This judicial process is in the first stage of processing.

(iii) Manquehue Net

On June 24, 2003, Telefónica Chile S.A. filed a forced contract compliance with damage indemnity complaint against Manquehue Net in the amount of ThCh$ 3,647,689 (historical) in addition to the sums accrued during substantiation of the proceeding, before the mixed arbitration court of Mr. Víctor Vial del Río. Likewise, and on the same date, Manquehue Net filed a complaint regarding compliance with discounts (in the amount of UF 107,000), in addition to a complaint regarding the obligation to perform (signing of 700 service contract). On June 5, 2004, following the evidence presentation stage, the arbitrator summoned the parties to pronounce judgment.

On April 11, 2005, the Court notified the first instance judgment that accepted the complaint filed by Telefónica Chile S.A., condemning Manquehue Net to pay approximately Ch$ 452 million (historical), and at the same time accepted the complaint filed by Manquehue Net condemning Telefónica Chile to pay UF 47,600.

Telefónica Chile S.A. filed an appeal for annulment, which is currently pending before the Court of Appeals of Santiago.

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (continued)
__________

Note 31. Contingencies and commitments, (continued):

(iv) Chilectra and CGE:

In June 2006, Telefónica Chile S.A. filed complaints against Chilectra S.A. and Río Maipo (currently CGE Distribución) in which it requests a readjusted refund of the Reimbursable Financial Contributions (AFR) (“Aportes Financieros Reembolsables”) made by the Company between 1992 and 1998 in relation to the Electrical Law. The restitution amounts claimed are ThCh$ 899,658 and ThCh$ 117,350, respectively. The lawsuits are currently in the discussion stage.

(v) Protection Motion:

On June 28, 2006, television channels UCTV and TVN filed a petition for protection against Telefónica Chile S.A., requesting suspension of the inclusion of such signals in the Digital Television Plan. On June 30th, the Court of Appeals declared the petition inadmissible. The decision was confirmed on July 4, 2006, when the motion to set aside was rejected.

(vi) Labor lawsuits:

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

There are, in addition, other lawsuits involving former employees, whose staff severance indemnities have been paid and their termination releases signed, and who in spite of having chosen voluntary retirement plans or having been terminated due to company needs, intend to have the terminations voided. Of these lawsuits, to date, two have received a judgment favorable to the Company, rejecting the annulments.

Certain unions have filed complaints before the Santiago Labor Courts, requesting damage payments for various concepts.

(c) Financial restrictions

In order to develop its investment plans, the Company has obtained financing both in the domestic market and abroad (Notes 16, 17and 18), which establish among other things: clauses on the Company’s maximum debt. The maximum debt to equity ratio for these is 1.60, whereas the interest coverage ratio cannot be less than 4.00.

Non-compliance with these clauses implies that all the obligations assumed in these financing contracts would be considered due and payable.

As of December 31, 2006, the Company complies with all financial restrictions.

Note 32. Third party guarantees:

The Company has not received any guarantees from third parties.

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (continued)
__________

Note 33. Local and Foreign Currency:

A summary of the assets in local and foreign currency is as follows:

			As of December 31,

Description		Currency	2005	2006

			ThCh$	ThCh$

Total current assets:
Cash		Non-indexed Ch$	6,326,771	6,222,818
		US$	54,330	3,807,548
		Euros	43,137	44,594
Time deposits		Indexed Ch$	294,239	303,652
		Non-indexed Ch$	1,968	24,424,413
		US$	86,457,087	2,815,650
Marketable securities		Indexed Ch$	1,981,366	1,948,318
		US$	14,096,639	14,315,284
Notes and accounts receivable	(1)	Indexed Ch$	-	39,493
		Non-indexed Ch$	163,657,874	189,017,503
		US$	4,012,556	1,773,251
		Euros	-	129,854
Due from related companies		Non-indexed Ch$	12,053,601	12,995,478
		US$	2,493,227	4,425,984
Other current assets	(2)	Indexed Ch$	2,827,190	8,538,175
		Non-indexed Ch$	30,143,564	21,169,688
		US$	540,175	4,306,562
		Reales	8,232	13,120

			324,991,956	296,291,385
Total property, plant and equipment:
Property, plant and equipment and accumulated
depreciation		Indexed Ch$	1,327,808,428	1,229,591,307

			1,327,808,428	1,229,591,307

Total other long-term assets:
Investment in related companies		Indexed Ch$	7,996,697	8,109,310
Investment in other companies		Indexed Ch$	4,179	4,179
Goodwill		Indexed Ch$	18,838,807	15,954,977
Other long-term assets	(3)	Indexed Ch$	51,531,024	43,849,330
		Non-indexed Ch$	4,973,547	22,920,979
		US$	10,909,591	54,782

			94,253,845	90,893,557

Total assets:			1,747,054,229	1,616,776,249

		Indexed Ch$	1,411,281,930	1,308,338,741
		Non-indexed Ch$	217,157,325	276,750,879
		US$	118,563,605	31,499,061
		Euros	43,137	174,448
		Reales	8,232	13,120

(1) Includes the following balance sheet accounts: Accounts Receivable, Notes Receivable and Other Receivables.
(2) Includes the following balance sheet accounts: Inventories, Recoverable Taxes, Prepaid Expenses, Deferred Taxes and Other Current Assets.
(3) Includes the following balance sheet accounts: Long term Receivables, Intangibles, Accumulated Amortization and Others.

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (continued)
__________

Note 33. Local and Foreign Currency, (continued):

A summary of the current liabilities in local and foreign currency is as follows:

		Up to 90 days				90 days to 1 year

		As of December 31,				As of December 31,

Description	Currency	2005		2006		2005		2006

			Average		Average		Average		Average
			annual		annual		annual		annual
		Amount	interest	Amount	interest	Amount	interest	Amount	interest

		ThCh$	%	ThCh$	%	ThCh$	%	ThCh$	%
Short-term portion of obligations with
banks and financial institutions	Indexed Ch$	-	-	446,306	3.16	327,951	-	-	-
	US$	1,019,343	4.46	1,558,808	5.70	-	-	-	-
Commercial paper	Non-indexed Ch$	23,217,737	3.10	-	-	35,068,089	3.60	-	-
Bonds	Indexed Ch$	-	-	1,839,758	5.54	1,483,494	6.00	-	-
	US$	85,344,170	8.40	-	-	26,884,467	7.60	-	-
Long-term obligations maturing								-	-
within a year	Indexed Ch$	2,747	9.06	2,930	8.10	14,115	9.06	8,792	8.10
Due to related parties	Indexed Ch$	-	-	-	-	286,295	-	-	-
	Non-indexed Ch$	25,642,842	-	30,502,075	-	-	-	-	-
	US$	479,324	-	2,505,085	-	-	-	-	-
Other short-term liabilities (4)	Indexed Ch$	2,026,114	-	555,372	-	821,280	-	-	-
	Non-indexed Ch$	121,927,299	-	115,765,844	-	5,221,218	-	24,154,050	-
	US$	5,133,496	-	16,952,763	-	367,928	-	-	-
	Euros		-	380,743	-	-	-	-	-
	Yen	-	-	785	-	-	-	-	-

Total Current Liabilities		264,793,072	-	170,510,469	-	70,474,837	-	24,162,842	-

Subtotal by currency	Indexed Ch$	2,028,861	-	2,844,366	-	2,933,135	-	8,792	-
	Non-indexed Ch$	170,787,878	-	146,267,919	-	40,289,307	-	24,154,050	-
	US$	91,976,333	-	21,016,656	-	27,252,395	-	-	-
	Euros	-	-	380,743	-	-	-	-	-
	Yen	-	-	785	-	-	-	-	-

(4) Includes the following balance sheet accounts: Dividends payable, Trade accounts payable, Other payables, Accruals, Withholdings, Unearned income and Other current liabilities.

F - 50

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (continued)
__________

Note 33. Local and Foreign Currency, (continued):

A summary of the long-term liabilities in local and foreign currency is as follows:

		1 to 3 years		3 to 5 years		5 to 10 years		over 10 years

		2005		2005		2005		2005

Description	Currency		Average annual interest rate		Average annual interest rate		Average annual interest rate		Average annual interest rate

		Amount		Amount		Amount		Amount

		ThCh$	%	ThCh$	%	ThCh$	%	ThCh$	%
Long-Term Liabilities

Obligation with banks and
financial institutions	Indexed Ch$	-	-	65,242,359	2.32	-	-	-	-
	US$	78,489,375	4.69	104,652,500	4.90	78,489,375	4.64	-	-
Bonds payable	Indexed Ch$	-	-	-	-	-	-	12,453,342	-
	US$	-	-	-	-	-	-	-	-
Other long-term liabilities (5)	Indexed Ch$	16,310,859	-	17,362,297	-	6,131,252	-	78,141,088	-
	Non-indexed Ch$	771,896	-	492,396	-	1,230,989	-	5,336,412	-

Total Long-Term Liabilities		95,572,130	-	187,749,552	-	85,851,616	-	95,930,842	-

Subtotal by currency	Indexed Ch$	16,310,859	-	82,604,656	-	6,131,252	-	90,594,430	-
	Non-indexed Ch$	771,896	-	492,396	-	1,230,989	-	5,336,412	-
	US$	78,489,375	-	104,652,500	-	78,489,375	-	-	-

		1 to 3 years		3 to 5 years		5 to 10 years		over 10 years

		2006		2006		2006		2006

Description	Currency		Average annual interest rate		Average annual interest rate		Average annual interest rate		Average annual interest rate

		Amount		Amount		Amount		Amount

		ThCh$	%	ThCh$	%	ThCh$	%	ThCh$	%
Long-Term Liabilities

Obligation with banks and
financial institutions	Indexed Ch$	-	-	79,858,500	5.70	-	-	-	-
	US$	186,336,500	5.70	65,185,831	3.16	-	-	-	-
Bonds payable	Indexed Ch$	-	-	55,009,140	3.75	11,132,803	6.00	-	-
Other long-term liabilities (5)	Indexed Ch$	34,280,242	-	4,300,302	-	3,883,407	-	67,127,739	-
	Non-indexed Ch$	437,714	-	452,161	-	4,585,421	-	7,522,016	-

Total Long-Term Liabilities		221,054,456	-	204,805,934	-	19,601,631	-	74,649,755	-

Subtotal by currency	Indexed Ch$	34,280,242	-	139,167,942	-	15,016,210	-	67,127,739	-
	Non-indexed Ch$	437,714	-	452,161	-	4,585,421	-	7,522,016	-
	US$	186,336,500	-	65,185,831	-	-	-	-	-

(5) Includes the following balance sheet accounts: Other accounts payable, Accruals, Deferred long-term taxes, Other long-term liabilities.

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (continued)
__________

Note 34. Sanctions:

Neither the Company, nor its Directors and Managers have been sanctioned by the Superintendency of Securities and Insurance or any other administrative authority during 2006, 2005 or 2004.

Note 35. Subsequent events:

On January 24, 2007, the Board of Directors agreed to propose in the Shareholders Meeting payment of final dividend (No. 173), with a charge to 2006 net income, in the total amount of ThCh$ 12,866,433 equivalent to Ch$ 13.44234 per share.

On February 26, 2007, the Board of Directors of Compañía de Telecomunicaciones de Chile S.A. agreed to do the following:

1) Call an Extraordinary Shareholders’ Meeting for Friday, April 13, 2007, in order to decide on the following matters:
     i) Capital decrease in the amount of Ch$48,815,011,335 (Ch$51 per share).
     ii) Modification of Article Five of the Company’s bylaws regarding changes to paid-in capital.
     iii) Implement the aforementioned modifications by formal agreement.

2) Modify the Company’s outstanding dividend distribution policy of distributing 100% of net income of the respective year, by adding the following: “In addition to paying dividends equivalent to 100% of net income, in the following fiscal year, to the extent that there is a surplus in positive cash flows and the Company complies with cash requirements for business-related obligations, the Board’s intention is to distribute a portion of this cash surplus to shareholders. The amount of the additional distribution will be proposed at a shareholders’ meeting to be called for this purpose each year.”

Management is unaware of any other significant subsequent events that have occurred in the period from January 1, 2007, to the date of issuance of the financial statements that may affect the Company’s financial position or the interpretation of the financial statements.

Note 36. Environment:

In the opinion of Management and their in-house legal counsel and because the nature of the Company’s operations do not directly or indirectly affect the environment, as of the closing date of the financial statements, no resources have been set aside nor have any payments been made for non-compliance with municipal ordinances or to other supervising organizations.

The Company reviewed its real property lease agreements with private parties and government agencies involving locations where certain Company’s assets are installed, such as digital exchanges, radio stations, antennas and other equipment, regarding potential obligations upon termination or expiration of the lease agreements considering the duration of the agreements and the terms for renewal. There are no significant obligations identified based on these contracts because:

• The Telecommunication Law in Chile provides that the Company, as a provider of public service, has the right to maintain its assets on third party property and can not be forced to remove its assets without its consent.

• Based on historical evidence, the majority of lease agreements are renewed. Those leases that were not renewed did not incur significant retirement costs.

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (continued)
__________

Note 37. Differences Between Chilean And United States Generally Accepted Accounting Principles

The Company prepared its consolidated balance sheets as of December 31, 2005 and 2006, respectively, and its consolidated statements of income, shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2006, included in its 20-F filing for the year ended December 31, 2006, in conformity with accounting principles generally accepted in Chile (“Chilean GAAP”) with a reconciliation to net income for each of the three years in the period ended December 31, 2006, and a reconciliation to shareholders' equity as of December 31, 2005 and 2006, respectively, derived from applying accounting principles generally accepted in the United States of America (“US GAAP”). This presentation is in accordance with Item 18 of Form 20-F.

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

Under Chilean GAAP, in accordance with Technical Bulletin 64 (BT 64), the financial statements of foreign subsidiaries that operate in countries exposed to significant risks ("unstable countries"), and that are not considered to be an extension of the parent Company’s operations, must be remeasured into US dollars. The Company has an equity method investment in the Brazilian TBS Celular Participación S.A., the Company remeasured this foreign equity-investee into US dollars under this requirement as follows:

• Monetary assets and liabilities are translated at year-end rates of exchange between the US dollar and the local currency.

• All non-monetary assets and liabilities and shareholders equity are translated at historical rates of exchange between the US dollar and the local currency.

• Income and expense accounts are translated at average rates of exchange between the US dollar and local currency.

• The effects of any exchange rate fluctuations are included in the results of operations for the period.

Under BT 64, the investment in a foreign subsidiary is price-level restated, the effects of which are reflected in income, while the effects of the foreign exchange gain or loss between the Chilean Peso and the US dollar are reflected in equity in the account “Cumulative Translation Adjustment”, as the foreign investment itself is measured in US dollars.

In the opinion of the Company and under the exemption allowed for Technical Bulletin 64 by the AICPA International Task Force, the Chilean GAAP procedures described above are part of the comprehensive basis of preparation of price-level adjusted financial statements required by Chilean GAAP. Inclusion of inflation and translation effects in the financial statements is permitted for Form 20-F and considered appropriate under the inflationary conditions that have historically affected the Chilean economy and accordingly, are not eliminated in the reconciliation to US GAAP.

a) Technical revaluation of Property, Plant and Equipment

As mentioned in Note 2(k) to the Chilean GAAP financial statements, in accordance with standards issued by the SVS in 1986, the property, plant and equipment of the Company subject to such regulation are allowed to be revalued pursuant to a technical appraisal. The difference between the book value prior to revaluation and the revalued amount is included

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (continued)
__________

in equity as a surplus on account of such technical appraisal, and is subject to Chilean inflation adjustment and depreciation. Under US GAAP, such revaluations are not permitted. The effects of the reversal of this revaluation net of the accumulated depreciation, as well as of the related depreciation expense for the years are shown under paragraph (q) below.

b) Investments in Debt and Equity Securities

Under Chilean GAAP, investments in securities are accounted for at the lower of cost or market value. Under US GAAP, securities are classified as trading, held-to-maturity or available-for-sale. Those securities classified as trading are carried at their fair value, with realized and unrealized gains and losses recognized currently in earnings. Available-for-sale securities are also carried at fair value, with unrealized gains and losses recorded in shareholders’ equity. Securities classified as held-to-maturity are carried at amortized cost. The effects of the reversal of the unrealized losses that were considered to be temporary and the recording of the unrealized gains on available- for-sale securities which are recorded in equity in US GAAP for each year are included in paragraph (q) below.

c) Deferred Income Taxes

(i) Complementary Accounts

Starting January 1, 2000, the Company recorded income taxes in accordance with Technical Bulletin No. 60 of the Chilean Association of Accountants and its related amendments. Recognizing, using the liability method, the deferred tax effects of temporary differences between the financial reporting basis and the tax basis of assets and liabilities. As a transitional provision, a contra asset or liability had been recorded for the effects of the deferred tax assets and liabilities not recorded prior to January 1, 2000. Such complementary asset or liability is being amortized to income over the estimated average reversal periods corresponding to the underlying temporary differences to which the deferred tax asset or liability relates. The effects of the differences, primarily related to the amortization of the complementary account are included under paragraph (q) below.

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

Certain US GAAP adjustments generate temporary differences and related tax effects which are included in paragraph (q) below.

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
__________

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

The effects of the differences, including those related to the depreciation, described above are included under paragraph (q) below.

(ii) Foreign currency exchange differences

Under US GAAP, the Company reverses those amounts previously capitalized related to foreign currency exchange gains and losses on foreign currency borrowings related to construction for purposes of reconciling to US GAAP.

The effects of the differences, including those related to the depreciation, described above are included under paragraph (q) below.

e) Staff Severance Indemnities

(i) Prior Service Cost

Under Chilean GAAP, prior service cost resulting from the adoption of new severance indemnity plans created in year 1987 were charged to income upon adoption.

Under US GAAP, the prior service cost, under Statement of Financial Accounting Standards 87 is deferred and is amortized into income over the expected working life of the employee. With the adoption of Statement of Financial Accounting Standards No. 158 (SFAS 158), "Employer’s Accounting for Defined Pension and Other Postretirement Plans – an amendment of FASB Statements No. 87, 88, 106 and 132(R)" as describe in part II of Note 37 under paragraph (l), the Company recorded the unamortized amount as a component of the ending balance of accumulated other comprehensive income, net of tax.

The effects of the deferral and the corresponding amortization for the years shown, as well as the adoption of SFAS 158, are included under paragraph (q) below.

(ii) Staff Severance Indemnities under Chilean GAAP

Under the Company's employment contracts and collective bargaining agreements, it has committed to provide a lump sum payment to each employee at the end of their employment, whether due to death, termination, resignation or retirement. Until November 30, 2004 the Company determined those obligations using the present value method, based on the current salaries and estimated average service life of each employee at year-end, and applying a discount rate of 7%.

Starting December 2004, the Company changed its estimation for staff severance indemnities by incorporating certain additional variables through an actuarial valuation. Variables such as workforce rotation, average salary increases, workforce mortality and average service life as underlying assumptions. Costs for past services of employees, resulting from these changes in assumptions, are deferred and amortized over the employees’ estimated average remaining service periods.

During 2006, the Company change the discount rate from 7% to 6% as describe in Note 3 (i) to the financial statements. The cost for past services of employees, resulting from this additional change in assumption, is deferred and amortized over the employees’ estimated average remaining service periods.

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (continued)
__________

(iii) Staff Severance Indemnities under US GAAP

Under US GAAP, staff severance indemnities have always been recorded in accordance with SFAS No. 87, “Employer’s Accounting for Pensions” using the projected benefit obligation method. The assumptions used correspond to the valuation under Chilean GAAP, with the difference that until December 31, 2005, a discount factor of 5.5% was applied. As of December 31, 2006, under US GAAP a discount factor of 6% is applied, equal to the treatment under Chilean GAAP. The Company has elected to recognize its actuarial gains and losses immediately under US GAAP. The effects of the elimination of the transitional assets and the differences in the discount rate for the year ended December 31, 2005, and of the elimination of the transitional assets for the year ended December 31, 2006, are included under paragraph (q) below.

f) Derivatives

As described in Note 30 to the financial statements, the Company uses derivative instruments to manage exposures to foreign currency and interest rate risk. The Company’s objectives for holding derivatives are to minimize these risks using the most effective methods to eliminate or reduce the impact of these exposures.

The effects of the adjustments for financial derivatives are mainly related to cross currency interest rate swap contracts for the three years in the period ended December 31, 2006. The embedded derivatives are quantified as a separate adjustment in the reconciliation. Both adjustments are included in paragraph (q) below. As of December 31, 2006, there are no deferred gains or losses under Chilean GAAP, and no reconciling item is included.

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

g) Accommodation Equipment

From April 1, 2001 until the sale of Telefónica Móvil de Chile S.A. in July 2004, this segment loaned out phones under certain accompanying service contracts; ownership of the phones remained with the Company. The Company, under Chilean GAAP, writes off the equipment on a straight-line basis over the average life of the service contract, capitalizing any unamortized cost in fixed assets.

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (continued)
__________

Under US GAAP, the subsidies on these types of phone (their cost) are recognized as losses in the income statement on the contract date due to, among other things, Telefónica Móvil’s lack of a sufficient history of recovery of the phones upon termination of the contracts and their lack of control procedures to track the phones during their customer service period. The effects are included under paragraph (q) below.

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

In accordance with SFAS No. 142, “Goodwill and other Intangible Assets” (SFAS No. 142) the Company no longer amortizes goodwill, instead goodwill is tested for impairment on an annual basis and whenever indicators of impairment arise. The goodwill impairment test, which is based on fair value, is performed on a reporting unit level annually. The Company has performed the annual impairment tests of goodwill required by the standards, which did not result in any impairment adjustment during the periods presented. The adjustment presented in paragraph (q) below reverses the effects of the amortization of goodwill recorded under Chilean GAAP.

During the year 2006, as explained in Note 13 Footnote 1, the Company recorded an impairment loss related to the goodwill of its subsidiary Tecnonáutica S.A. Under US GAAP, due to the higher unamortized book value, the Company recorded a higher charge to income, which is also reflected in the adjustment presented in paragraph (q) below.

i) Minimum dividend

As required by Law No. 18.046, the Company must distribute a minimum cash dividend equivalent to 30% of net income. Considering the cash situation, levels of projected investment and the solid financial indicators for 2005 and following years, on April 14, 2005, the Ordinary Shareholders’ Meeting modified the dividend distribution policy reported at the Ordinary Shareholders’ Meeting of April 2004, and agreed to distribute 100% of net income under Chilean GAAP generated during the respective year. Since the payment of these dividends is a legal requirement in Chile, an accrual for US GAAP purposes should be made to recognize the corresponding decrease in shareholders’ equity at each balance sheet date. Under Chilean GAAP, the Company records these dividends when they have received the approval of the shareholders during a shareholders’ meeting usually held in April of the following year. The effects as of December 31, 2005 and 2006 on consolidated shareholders’ equity are shown in the reconciliation in paragraph (q) below.

j) Transactions under common control entities and discontinued operations

In April 2004, Compañía de Telecomunicaciónes de Chile S.A sold its ownership in Sociedad Comercial e Impresora Publiguías S.A. to Telefónica Publicidad e Información S.A., a subsidiary of Telefonica S.A., Spain with a 59.90% ownership. The selling price was US$ 14,760,000 (historical), which resulted in a gain, net of taxes, of ThCh$ 5,358,482.

In July 2004, the Company sold 100% of its stock in its subsidiary, Telefónica Móvil de Chile S.A. to Telefónica Móviles S.A., a different subsidiary consolidated within the group’s 20-F of Telefónica S.A., Spain with a 92.46% ownership. The sales price for Telefónica Móviles S.A. (purchaser) was US$ 1,058 million (Ch$ 702,188 million), which was paid on July 28, 2004. For Compañía de Telecomunicaciónes de Chile S.A., this transaction meant recognizing a net of tax gain of

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (continued)
__________

US$ 470 million (Ch$ 321,071 million) after inclusion of the balance of goodwill on this investment as of June 2004 as well as the balance of its investment in the Company.

Under US GAAP, sales of entities and interests between companies within a commonly controlled group transfer their assets and liabilities at historical cost. Any difference between such values and the amount paid for the transaction is considered a capital transaction and is recorded in shareholders’ equity.

The effects of reversing the gains associated with the sale of the stock in the subsidiary Telefónica Móvil de Chile S.A. and the Company’s participation in Sociedad Comercial e Impresora Publiguías S.A. and recording the sales as capital transactions under US GAAP in the equity reconciliation are included in (q) below.

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

k) Revenue Arrangements with Multiple Deliverables

Under Chilean GAAP, revenue is generally recognized as services are performed or products are delivered based on the specified contractual price. Under US GAAP, the Company adopted EITF 00-21 “Revenue Arrangements with Multiple Deliverables” on January 1, 2004. Certain of the contracts of the Company contain “multiple elements” as defined in the literature. These contracts primarily comprise those of the subsidiary Telefónica Empresas S.A., which is in the business of providing voice and internet data service to corporate customers. Contracts in this business may include equipment sales, equipment rentals, set-up/installation fees, and/or service and maintenance fees. As there is objective and reliable evidence of fair value of all delivered and undelivered items in an arrangement, the total consideration is allocated to the separate units of accounting based on their relative fair values (“relative fair value method”), which approximate the contractually stated prices. The services specified in the arrangement are performed continuously over the term of the contract (and any subsequent renewals). The Company therefore defers and recognizes the set-up fees over the life of the estimated customer relationship in accordance with US GAAP.

Additionally, the Company recorded adjustments to the revenue of its subsidiary, Telefónica Móvil S.A., for multiple deliverables as defined under Staff Accounting Bulletin 104 for the six months of operations included in the consolidated results for 2004. The Company determined that the sale of cellular handsets combined with “free” prepaid minutes constitutes a revenue arrangement with multiple deliverables. The Company began to allocate the arrangement consideration on a fair value basis resulting in the income for the free minutes being deferred and recognized over their actual usage period. Additionally, the Company deferred activation fees charged over the estimated life of the customer relationship.

The adjustments to income are included in paragraph (q) below.

l) Cost adjustment for certain property, plant and equipment

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
__________

Under US GAAP, back charges to subcontractors are included in the determination of acquisition costs and should be applied to reduce contract costs to the extent collectible.

The effect of the adjustment arising from accounting under US GAAP for back charges and the reduction in depreciation related to the reduction of the fixed asset bases is presented in paragraph (q) below.

m) Connection Fees and Installation Cost:

Under Chilean GAAP, connection fees are recognized as revenues with its origination, and installation costs for fixed line services are capitalized in fixed assets.

Under US GAAP, until December 31, 2005, connection fees were recognized with its origination equal to the treatment under Chilean GAAP, and installation costs were expensed as incurred. Starting in 2006, these connection fees are deferred and taken to the income statement during the average estimated customer relationship period of 33 to 48 months, whereas installation costs are capitalized in fixed assets equal to Chilean GAAP.

As of December 31, 2005, the cumulative effect of the non-deferral of connection fees and installation costs was deemed immaterial, and no change was made to the Company’s prior period presentation. In accordance with Staff Accounting Bulletin 108 “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements”, the cumulative effect as of the beginning of 2006 was corrected in the current year financial statements.

As of December 31, 2005, the reversal of the capitalization of installation costs and their associated depreciation, and as of December 31, 2006, the deferral of connection fees received, are included in paragraph (q) below.

n) Write-off of deferred financing costs

The Company redeemed a UF 3,992,424 series K bond on February 15, 2005. For Chilean GAAP purposes, the majority of the associated deferred financing costs and discount were written off during the year ended December 31, 2004 in the amount of ThCh$ 3,423,519. The amount written off was calculated assuming a remaining amortization period ending on the redemption date of February 15, 2005. This write off of the deferred financing costs and discount during 2004 is not permitted under US GAAP, as the related debt issuance costs and discount must be charged to expense in the period in which the early extinguishment takes place under Accounting Principles Board Opinion No. 26 “Early Extinguishment of Debt”. Accordingly, this generated a difference of ThCh$ 3,423,519 in net income and shareholders’ equity between Chilean GAAP and US GAAP, as shown in the reconciliations in paragraph (q) below.

o) Restructuring costs

Compañía de Telecomunicaciónes de Chile S.A. made an offer to some employees to voluntarily terminate their working contracts with the Company. Related to this planned reduction of personnel, the Company made a provision of ThCh$ 2,070,590 as of December 31, 2005.

Under US GAAP, in accordance with SFAS 88, the recognition of a liability and a loss requires the acceptance of the offer by employees for a reliable estimation of the obligation. There was no acceptance of the offer by employees prior to January 1, 2006, therefore no provision was recognized.

p) Amortization of Bond Discount

Under Chilean GAAP, the Company is deferring and amortizing the difference between par and placement value of bonds on a straight-line basis over the respective term of the instrument. According to US GAAP, the Company should apply the effective interest rate method to determine the amortization of the bond discount. The impact of not applying the effective interest rate method was deemed not significant, the Company did not record an adjustment related to this concept.

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (continued)
__________

q) Effects of conforming to US GAAP

The adjustments to reported net income required to conform to accounting principles generally accepted in the United States are as follows:

	For the years ending December 31.

	2004	2005	2006

	ThCh$	ThCh$	ThCh$

Net income in accordance with Chilean GAAP	329,627,099	25,712,170	23,353,046

Technical revaluation of property, plant and equipment (a)	(57,081)	(48,007)	110,377
Deferred income taxes (c)
Complementary accounts	15,320,502	13,895,659	13,815,557
Deferred tax effects of US GAAP adjustments	853,765	(1,194,748)	(586,850)
Capitalization of finance costs (d)
Capitalization of interest	(684,134)	3,407,710	3,632,966
Capitalization of foreign currency exchange differences	403,939	403,939	403,939
Staff severance indemnities (e)
Prior service cost	(397,003)	(778,711)	(397,003)
Staff severance indemnities	(4,130,638)	1,663,008	4,115,398
Derivatives (f)
Financial derivatives	(2,931,220)	3,463,384	(3,744,165)
Embedded derivatives	(219,618)	(8,640)	-
Accommodation equipment (g)	53,815	-	-
Goodwill (h)	6,868,386	1,616,816	660,748
Transactions under common control entities and discontinued operations (j)
Gain on sale of Telefónica Móvil de Chile S.A.	(321,071,436)	-	-
Gain on sale of Publiguías	(5,358,482)	-	-
Revenue arrangements with multiple deliverables (k)	528,729	208,272	341,407
Cost adjustment for certain property, plant and equipment (l)	(180,614)	47,735	(40,354)
Connection Fees and Installation cost (m)	(831,844)	(441,480)	1,100,082
Write-off of deferred financing costs (n)	3,423,519	(3,423,519)	-
Restructuring costs (o)	-	2,070,590	(2,070,590)

Net income in accordance with US GAAP	21,217,684	46,594,178	40,694,558

Net income from continuing operations in accordance with US GAAP	22,540,962	46,594,178	40,694,558
Net income (loss) from discontinued operations
in accordance with US GAAP (see Note 37 II paragraph (d))	(1,323,278)	-	-

Other comprehensive income, net of tax:
Unrealized gain (loss) from debt and equity securities (b)	468,475	(720,777)	9,605
Prior service cost (e)	-	-	(240,390)
Cumulative translation adjustment on foreign investment	(449,801)	(478,884)	(530,149)

Comprehensive income in accordance with US GAAP	21,236,358	45,394,517	39,933,624

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (continued)
__________

The adjustments required to conform shareholders’ equity amounts to US GAAP are as follows:

	As of December 31,

	2005	2006

	ThCh$	ThCh$

Shareholders’ equity in accordance with Chilean GAAP	945,012,098	900,760,875

Technical revaluation of property, plant and equipment (a)
Positive adjustment to Fixed Assets	(15,428,616)	(16,675,110)
Accumulated Depreciation	15,252,425	16,538,373
Negative adjustment to Fixed Assets	8,240,289	9,973,181
Accumulated Depreciation	(4,658,575)	(6,320,544)
Investment in debt and equity securities (b)	3,161	14,733
Deferred income taxes (c)
Complementary accounts	(116,060,215)	(102,244,658)
Deferred tax effects of US GAAP adjustments	(291,500)	(831,619)
Capitalization of finance costs (d)
Capitalization of interest
Gross effect on Fixed Assets	14,363,357	19,528,225
Accumulated Depreciation	(3,004,401)	(4,536,303)
Capitalization of foreign currency exchange differences
Gross effect on Fixed Assets	(5,618,072)	(5,618,072)
Accumulated Depreciation	2,402,579	2,806,518
Staff severance indemnities (e)
Prior service cost	686,629	-
Staff severance indemnities under US GAAP	(12,493,590)	(8,378,192)
Derivatives (f)
Financial derivatives	3,744,165	-
Embedded derivatives	-	-
Goodwill (h)	6,600,248	7,260,996
Minimum dividend (i)	(14,962,338)	(12,824,318)
Revenue arrangements with multiple deliverables (k)	(341,407)	-
Cost adjustment for certain property, plant and equipment (l)
Gross effect on Fixed Assets	(817,705)	(930,231)
Accumulated Depreciation	95,021	167,193
Connection Fees and Installation cost (m)
Gross effect on Fixed Assets	(3,517,944)	-
Accumulated Depreciation	739,959	-
Connection Fees	-	(1,677,903)
Restructuring cost (o)	2,070,590	-

Shareholders' equity in accordance with US GAAP	822,016,158	797,013,144

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (continued)
__________

The following summarizes the changes in shareholders’ equity under US GAAP during the years ended December 31, 2005 and 2006:

	As of December 31,

	2005	2006

	ThCh$	ThCh$

Balance as of January 1	913,557,854	822,016,158
Minimum dividend (i)	(14,962,338)	(12,824,318)
Capital decrease	-	(40,200,514)
Other reserves decrease	-	(674,254)
Dividend declared and paid	(118,088,711)	(10,528,728)
Price-level restatement	(3,885,164)	(708,824)
Other comprehensive income, net of tax:
Cumulative translation adjustment	(478,884)	(530,149)
Unrealized gain on marketable securities, net of taxes (b)	(720,777)	9,605
Prior Service Cost (e)	-	(240,390)
Net income in accordance with US GAAP for the year	46,594,178	40,694,558

Balance at December 31	822,016,158	797,013,144

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (continued)
__________

q) Comprehensive Income

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

The following represents accumulated other comprehensive income balances as of December 31, 2004, 2005 and 2006 (in thousands of constant Chilean pesos as of December 31, 2006):

	2004
		Effect of US GAAP

	Chilean GAAP	Unrealized		Accumulated
	cumulative	(losses)	Deferred	other
	translation	on marketable	Income	comprehensive
	adjustment	securities	Tax	income (loss)

Beginning balance	(857,818)	307,138	(52,212)	(602,892)
Credit (charge) for the year	(451,314)	564,428	(95,954)	17,160
Ending balance	(1,309,132)	871,566	(148,166)	(585,732)

	2005
		Effect of US GAAP

	Chilean GAAP	Unrealized		Accumulated
	cumulative	(losses) gains	Deferred	other
	translation	on marketable	Income	Comprehensive
	adjustment	securities	Tax	(loss)

Beginning balance	(1,309,132)	871,566	(148,166)	(585,732)
Credit (charge) for the year	(478,885)	(868,405)	147,629	(1,199,661)
Ending balance	(1,788,017)	3,161	(537)	(1,785,393)

	2006
	Effect of US GAAP

	Chilean GAAP	Unrealized			Accumulated
	cumulative	gains	Prior	Deferred	other
	translation	on marketable	Service	Income	Comprehensive
	adjustment	securities	Cost	Tax	income (loss)

Beginning balance	(1,788,017)	3,161	-	(537)	(1,785,393)
Credit (charge) for the year	(538,240)	11,572	(289,626)	47,269	(769,025)
Ending balance	(2,326,257)	14,733	(289,626)	46,732	(2,554,418)

For the year ended December 31, 2005 the charge to unrealized gains on marketable securities is shown net of reclassifications into net income of ThCh$ 871,566.

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (continued)
__________

r) Discontinued Operations

In July 2004, the Compañía de Telecomunicaciónes de Chile S.A. sold 100% of shares held in its consolidated subsidiary, Telefónica Móvil de Chile S.A. It was accounted for as discontinued operations in accordance with SFAS No. 144 and. accordingly, amounts in the reconciliation of net income to US GAAP and the additional disclosure notes required under US GAAP for all periods shown, reflect that component as a discontinued operation.

The results of operations of the discontinued operations detailed above in each period presented are as follows:

For the six
months ended
June 30, 2004

Amounts as reported under Chilean GAAP	ThCh$

Net Revenues	142,348,673

Income (loss) before taxes	(9,855,935)
Income tax benefits	1,416,827

Net income (loss) on discontinued operations	(8,439,108)

US GAAP adjustments :
Deferred income taxes	(4,432)
Deferred taxes effects of US GAAP adjustments	(384,393)
Capitalization of interest	1,330,384
Staff severance indemnities	(201,474)
Accommodation equipment	53,814
Goodwill amortization	5,243,523
Deferred income multiple element arrangements	1,078,408

Net loss on discontinued operations as reported under US GAAP	(1,323,278)

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (continued)
__________

II. Additional Disclosure Requirements:

a) Earnings per share

The following earnings per share information, presented in thousands of Chilean pesos per share, is not required to be presented in the financial statements under Chilean GAAP but is a required disclosure under US GAAP:

	For the years ended December 31,

	2004	2005	2006

Chilean GAAP earnings per share	0.3444	0.0269	0.0244
US GAAP earnings per share, basic and diluted:
US GAAP earnings per share continuing operations	0.0236	0.0487	0.0425
Discontinued operations. net of tax	(0.0014)	-	-
US GAAP earnings per share	0.0222	0.0487	0.0425
Weighted average number of shares outstanding	957,157,085	957,157,085	957,157,085

The earnings per share figures for both US GAAP and Chilean GAAP purposes have been calculated by dividing the respective earnings (loss) amounts in accordance with US GAAP and Chilean GAAP, respectively, by the weighted average number of common shares outstanding during the year. The Company has not issued convertible debt or other equity securities. Consequently, there are no potentially dilutive effects on the earnings per share of the Company.

b) Income taxes:

The provision (benefit) for income taxes differs under Chilean GAAP from the charge calculated in accordance with US GAAP, as a result of the following differences:

	For the years ended December 31,

	2004	2005	2006

	ThCh$	ThCh$	ThCh$

Current income taxes as determined under Chilean GAAP	60,886,565	24,561,120	32,736,095
Deferred income taxes as determined under Chilean GAAP	5,112,339	9,532,288	(3,136,198)

Sub –Total	65,998,904	34,093,408	29,599,897

US GAAP adjustments:
Deferred tax effect applying SFAS No. 109	(15,320,502)	(13,895,659)	(13,815,557)
Deferred tax effect of US GAAP Adjustments	(853,765)	1,194,748	586,850
Reclassification of taxes on the sale of Telefónica Móvil
de Chile S.A. and Publiguías to equity (capital contribution)	(38,374,487)	-	-

Charge for the period under US GAAP Total	11,450,150	21,392,497	16,371,190

Income tax expense from continuing operations	12,478,152	21,392,497	16,371,190

Income tax expense (benefit) included in discontinued operations	(1,028,002)	-	-

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (continued)
__________

Deferred tax assets (liabilities) as of balance sheet dates are summarized as follows:

	2005			2006

	SFAS No. 109	SFAS No. 109	Total	SFAS No. 109	SFAS No. 109	Total
	Applied to	Applied to	Deferred Taxes	Applied to	Applied to	deferred Taxes
	Chilean GAAP	US GAAP	Under	Chilean GAAP	US GAAP	Under
	Balances	Adjustments	SFAS No. 109	Balances	Adjustments	SFAS No. 109

	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Allowance for doubtful accounts	10,265,255	-	10,265,255	10,080,033	-	10,080,033
Vacation provision	834,088	-	834,088	732,497	-	732,497
Accumulated Tax losses (1)	1,274,260	-	1,274,260	1,078,520	-	1,078,520
Capitalized staff severance indemnities	546,158	(93,436)	452,722	374,552	(49,236)	325,316
Reappraised property. plant and
equipment depreciation	4,214,525	(578,940)	3,635,585	661,234	(597,704)	63,530

Total Assets	17,134,286	(672,376)	16,461,910	12,926,836	(646,940)	12,279,896

Property, plant and equipment	(167,885,804)	354,627	(167,531,177)	(144,637,726)	129,716	(144,508,010)
Staff severance indemnities	(6,351,092)	1,748,598	(4,602,494)	(4,287,438)	1,473,529	(2,813,909)
Software development	(2,199,009)	-	(2,199,009)	(3,952,366)	-	(3,952,366)
Capitalized interest included in fixed assets	-	(1,401,199)	(1,401,199	-	(2,070,663)	(2,070,663)
Assets and liabilities for leasing	(62,542)	-	(62,542)	(190,310)	-	(190,310)
Deferred charges	(988,059)	-	(988,059)	(256,732)	-	(256,732)
Other	(3,365,704)	(321,150)	(3,686,854)	(2,978,748)	282,739	(2,696,009)

Total Liabilities	(180,852,210)	380,876	(180,471,334)	(156,303,320)	(184,679)	(156,487,999)

Net deferred tax liabilities from application of SFAS No.109	(163,717,924)	(291,500)	(164,009,424)	(143,376,484)	(831,619)	(144,208,103)

(1) Under the current Chilean law, tax losses can be carried forward indefinitely.

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (continued)
__________

The provision for income taxes differs from the amount of income tax determined by applying the applicable local statutory income tax rate to pretax income. calculated in accordance with US GAAP, as a result of the following differences:

	For the years ended December 31,

	2004	2005	2006

	ThCh$	ThCh$	ThCh$

Tax provision (benefit) at statutory Chilean tax rates of 17%	5,553,532	11,562,958	9,694,102

Differences between accounting and tax bases:
Price-level restatement not accepted for tax purposes	2,404,189	4,219,618	2,621,461
Provision for lawsuits	-	130,673	3,388,418
Non-deductible write-offs	1,308,433	4,605,599	172,522
Other – non deductible items	2,183,996	873,647	494,687

Income tax expense	11,450,150	21,392,495	16,371,190

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (continued)
__________

(c) Segment information:

Information by Business Segments:

Compañía de Telecomunicaciónes de Chile S.A. discloses segment information in accordance with SFAS No. 131 “Disclosures about Segments of an Enterprise and Related Information”, which establishes standards for reporting information about operating segments and related disclosures for products and services and geographic areas. Operating segments are defined as components of an enterprise for which separate financial information is available that is regularly used by the chief operating decision maker in deciding how to allocate resources and in assessing performance. The Company presents segment information in accordance with Chilean GAAP, which is used by management for internal reporting and decision-making purposes.

The Company manages and measures the performance of its operations by business segment. The internally reported operating segments are as follows:

Fixed Telecommunication

Fixed Telecommunication services include primary service, line connections and installations, value-added services, terminal equipment marketing and dedicated lines. Consistent with the financial statements, revenue is recognized as services are rendered.

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
This segment was sold on July 2004 as described in Note 37 I paragraph (j), and, therefore the segment information includes only the six months ended June 30, 2004.

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
__________

Other

Other services principally include public telephone services and interconnection services provided to other local networks. Revenue is recognized as services are rendered.

Relevant information concerning Compañía de Telecomunicaciónes de Chile S.A. and its principal subsidiaries, which represent different segments, together with information regarding other subsidiaries is as follows:

			Mobile Communications	Corporate Customer Communication and Data

As of and for the year ended	Fixed	Long			Other
December 31, 2004	Telephony	Distance			Subsidiaries	Eliminations	Total

	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Operating revenues	518,097,801	92,554,200	144,729,036	107,347,661	19,756,847	(139,015,079)	743,470,466
Revenues	446,608,728	65,146,059	139,850,181	87,694,039	4,171,459	-	743,470,466
Intercompany transactions	71,489,073	27,408,141	4,878,855	19,653,622	15,585,388	(139,015,079)	-

Operating expenses	(456,045,576)	(72,182,871)	(148,422,013)	(85,871,253)	(18,510,365)	142,421,346	(638,610,732)
Salaries	(62,072,183)	(3,136,697)	(9,072,413)	(9,643,322)	(5,773,855)	-	(89,698,470)
Services	(139,991,418)	(39,667,934)	(95,212,244)	(21,781,801)	(10,349,970)	(828,272)	(307,831,639)
Depreciation	(178,857,079)	(12,710,383)	(37,957,389)	(12,204,695)	(179,349)	828,272	(241,080,623)
Intercompany transactions	(75,124,896)	(16,667,857)	(6,179,967)	(42,241,435)	(2,207,191)	142,421,346	-

Operating income, net	62,052,225	20,371,329	(3,692,977)	21,476,408	1,246,482	3,406,267	104,859,734

Non-operating income	512,380,877	615,533	342,383	184,955	11,333	381	513,535,462
Financial income	9,241,811	337,871	153,831	77,233	11,074	381	9,822,201
Other non-operating income	503,139,066	277,662	188,552	107,722	259	-	503,713,261
Non-operating expenses	(222,415,968)	(3,319,003)	(5,753,244)	(407,552)	(74,436)	(381)	(231,970,584)
Financial expenses	(56,634,829)	(637)	(495,542)	(41,924)	(2,065)	(381)	(57,175,378)
Other non-operating expenses	(165,781,139)	(3,318,366)	(5,257,702)	(365,628)	(72,371)	-	(174,795,206)
Price-level restatement	12,264,571	(1,835,135)	(687,540)	(188,582)	(52,538)	-	9,500,776

Intercompany transactions	9,339,744	(833,023)	(5,308,079)	202,228	5,397	(3,406,267)	-

Non-operating income, net	311,569,224	(5,371,628)	(11,406,480)	(208,951)	(110,244)	(3,406,267)	291,065,654

Income (loss) before income taxes	373,621,449	14,999,701	(15,099,457)	21,267,457	1,136,238	-	395,925,388

Income taxes	(58,682,707)	(4,071,020)	1,416,827	(4,532,183)	(129,821)	-	(65,998,904)
Minority interest	-	-	-	-	(299,385)	-	(299,385)

Net (loss) income	314,938,742	10,928,681	(13,682,630)	16,735,274	707,032	-	329,627,099

TOTAL ASSETS	2,001,441,596	197,246,802	-	117,296,316	86,399,149	(398,337,193)	2,004,046,670

CAPITAL EXPENDITURES	52,443,716	1,333,122	22,835,607	6,993,967	8,957,799	731,368	93,295,579

DEPRECIATION AND
AMORTIZATION	169,634,029	12,697,391	37,957,389	11,666,479	17,820,156	731,368	250,506,812

GOODWILL	-	16,218,031	-	1,508,923	2,728,669	-	20,455,623

As a consequence of the sale of Telefónica Móvil de Chile S.A. in July 2004, the segment Mobile Communications reflects 6 months of operations. Revenues have been reclassified to present the continuing operations.

Revenues related to the fixed line services are included within Fixed Telephony as well as revenues of Telemergencia, pay phones and interior installations previously recorded as Other Business. For comparisons purposes, this change is reflected accordingly in the prior years.

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (continued)
__________

			Corporate Customer Communication and Data

As of and for the year ended	Fixed	Long		Other
December 31, 2005	Telephony	Distance		Subsidiaries	Eliminations	Total

	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Operating revenues	511,721,486	80,750,914	89,829,340	18,153,043	(107,550,509)	592,904,274
Revenues	450,746,537	59,189,616	79,856,550	3,111,571	-	592,904,274
Intercompany transactions	60,974,949	21,561,298	9,972,790	15,041,472	(107,550,509)	-

Operating expenses	(448,239,604)	(74,694,847)	(75,019,842)	(17,325,807)	111,301,052	(503,979,048)
Salaries	(60,931,254)	(2,675,524)	(10,796,872)	(6,333,882)	-	(80,737,532)
Services	(147,441,599)	(45,694,556)	(19,984,819)	(9,335,892)	-	(222,456,866)
Depreciation	(179,867,033)	(10,847,691)	(9,895,477)	(174,449)	-	(200,784,650)
Intercompany transactions	(59,999,718)	(15,477,076)	(34,342,674)	(1,481,584)	111,301,052	-

Operating income, net	63,481,882	6,056,067	14,809,498	827,236	3,750,543	88,925,226

Non-operating income	11,990,016	958,515	113,759	9,330	-	13,071,620
Financial income	7,800,697	290,289	52,759	8,713	-	8,152,458
Other non-operating income	4,189,319	668,226	61,000	617	-	4,919,162
Non-operating expenses	(43,503,117)	(968,610)	(623,496)	(27,118)	-	(45,122,341)
Financial expenses	(30,102,839)	(4,180)	(7,281)	(6,452)	-	(30,120,752)
Other non-operating expenses	(13,400,278)	(964,430)	(616,215)	(20,666)	-	(15,001,589)
Price-level restatement	5,619,977	(1,770,810)	(752,803)	(134,567)	-	2,961,797

Intercompany transactions	1,640,875	1,137,897	871,620	100,151	(3,750,543)	-

Non-operating income, net	(24,252,249)	(643,008)	(390,920)	(52,204)	(3,750,543)	(29,088,924)

Income (loss) before income taxes	39,229,633	5,413,059	14,418,578	775,032	-	59,836,302

Income taxes	(26,928,495)	(3,818,762)	(3,414,173)	68,022	-	(34,093,408)
Minority interest	-	-	-	(30,724)	-	(30,724)

Net income	12,301,138	1,594,297	11,004,405	812,330	-	25,712,170

TOTAL ASSETS	1,786,995,874	177,638,574	113,597,205	11,580,982	(342,758,406)	1,747,054,229

CAPITAL EXPENDITURES	64,619,729	3,160,599	5,305,132	3,326	490,560	73,579,346

DEPRECIATION AND
AMORTIZATION	182,107,401	13,099,642	9,895,477	174,448	490,560	205,767,528

GOODWILL	-	15,043,133	1,257,435	2,538,239	-	18,838,807

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (continued)
__________

			Corporate
			Customer
As of and for the year ended	Fixed	Long	Communication	Other
December 31, 2006	Telephony	Distance	and Data	Subsidiaries	Eliminations	Total

	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Operating revenues	463,492,297	84,510,548	87,637,963	37,695,834	(96,133,108)	577,203,534
Revenues	416,981,903	58,922,267	76,114,435	25,184,929	-	577,203,534
Intercompany transactions	46,510,394	25,588,281	11,523,528	12,510,905	(96,133,108)	-

Operating expenses	(420,806,067)	(66,334,953)	(70,852,562)	(34,606,121)	98,019,980	(494,579,723)
Salaries	(54,362,614)	(1,613,228)	(10,286,763)	(4,264,779)	-	(70,527,384)
Services	(150,341,126)	(33,188,999)	(16,379,869)	(16,860,591)	-	(216,770,585)
Depreciation	(176,111,093)	(14,638,551)	(13,682,079)	(2,850,031)	-	(207,281,754)
Intercompany transactions	(39,991,234)	(16,894,175)	(30,503,851)	(10,630,720)	98,019,980	-

Operating income, net	42,686,230	18,175,595	16,785,401	3,089,713	1,886,872	82,623,811

Non-operating income	7,004,114	608,754	241,483	148,434	-	8,002,785
Financial income	3,740,107	537,074	49,386	109,992	-	4,436,559
Other non-operating income	3,264,007	71,680	192,097	38,442	-	3,566,226
Non-operating expenses	(35,764,733)	(724,574)	(540,480)	(1,351,303)	-	(38,381,090)
Financial expenses	(19,313,086)	(37,012)	(25,973)	(104,018)	-	(19,480,089)
Other non-operating expenses	(16,451,647)	(687,562)	(514,507)	(1,247,285)	-	(18,901,001)
Price-level restatement	1,925,850	(166,958)	(619,926)	(473,148)	-	665,818

Intercompany transactions	(598,329)	1,257,940	1,350,223	(122,962)	(1,886,872)	-

Non-operating income, net	(27,433,098)	975,162	431,300	(1,798,979)	(1,886,872)	(29,712,487)

Income (loss) before income taxes	15,253,132	19,150,757	17,216,701	1,290,734	-	52,911,324

Income taxes	(21,084,259)	(4,028,693)	(3,919,257)	(567,688)	-	(29,599,897)
Minority interest	41,619	-	-	-	-	41,619

Net income	(5,789,508)	15,122,064	13,297,444	723,046	-	23,353,046

TOTAL ASSETS	1,663,078,932	184,158,501	136,043,930	66,321,914	(432,827,028)	1,616,776,249

CAPITAL EXPENDITURES	74,136,754	2,618,638	10,117,993	22,295,198	355,208	109,523,791

DEPRECIATION AND
AMORTIZATION	176,618,239	15,207,973	13,682,079	4,067,448	355,208	209,930,947

GOODWILL	-	13,868,237	-	2,086,740	-	15,954,977

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (continued)
__________

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

	Year ended December 31, 2004

			US GAAP	US GAAP
	Chilean GAAP	Reclassification	Adjustment	Presentation

	ThCh$	ThCh$	ThCh$	ThCh$
Operating income	104,859,734	(19,653,891)	(4,320,522)	80,885,321
Non-operating expenses	291,065,654	28,935,852	(366,142,304)	(46,140,798)
Income tax expense for continuing operations	(65,998,904)	(1,416,827)	54,937,581	(12,478,150)
Minority interest	(299,385)	-	-	(299,385)
Participation in income of related companies, net	-	573,974	-	573,974

Net income from continuing operations	329,627,099	8,439,108	(315,525,245)	22,540,962
Income from discontinued operations
net of taxes and minority interest (See Note 37 I paragraph (t))	-	(8,439,108)	7,115,830	(1,323,278)

Net income	329,627,099	-	(308,409,415)	21,217,684

		Year ended December 31, 2005

			US GAAP	US GAAP
	Chilean GAAP	Reclassification	Adjustment	Presentation

	ThCh$	ThCh$	ThCh$	ThCh$
Operating income	88,925,226	(7,809,028)	982,597	82,098,795
Non-operating expenses, net	(29,088,924)	6,093,892	7,198,498	(15,796,534)
Income tax expense for continuing operations	(34,093,408)	-	12,700,913	(21,392,495)
Minority interest	(30,724)	-	-	(30,724)
Participation in income of related companies, net	-	1,715,136	-	1,715,136

Net income from continuing operations:	25,712,170	-	20,882,008	46,594,178

Net income	25,712,170	-	20,882,008	46,594,178

		Year ended December 31, 2006

			US GAAP	US GAAP
	Chilean GAAP	Reclassification	Adjustment	Presentation

	ThCh$	ThCh$	ThCh$	ThCh$
Operating income, net	82,623,811	(15,269,832)	4,289,516	71,643,495
Non-operating expenses, net	(29,712,487)	13,354,101	(176,711)	(16,535,097)
Income tax expense	(29,599,897)	-	13,228,707	(16,371,190)
Minority interest	41,619	-	-	41,619
Participation in income of related companies, net	-	1,915,731	-	1,915,731

Net income from continuing operations:	23,353,046	-	17,341,512	40,694,558

Net income	23,353,046	-	17,341,512	40,694,558

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (continued)
__________

The 2004 reclassification amounts have been revised to reclassify all items which relate to the categories mentioned above to discontinued operations when Telefónica Móvil de Chile S.A. amounts had been included in that years.

(ii) Balance sheet

Consolidated condensed balance sheet prepared in accordance with US GAAP:

	As of December 31,

	2005	2006

	ThCh$	ThCh$

Current assets	321,539,221	294,865,354
Property, plant, and equipment	3,815,102,316	3,907,939,607
Accumulated depreciation of property, plant and equipment	(2,479,245,571)	(2,663,415,070)

Property, plant, and equipment, net	1,335,856,745	1,244,524,537
Goodwill, net	25,439,055	23,215,973
Other assets	63,932,907	61,882,361

Total assets	1,746,767,928	1,624,487,225

Current liabilities	342,387,828	208,564,823
Long-term liabilities	580,693,861	617,678,971
Minority interest	1,670,081	1,230,287
Shareholders’ equity	822,016,158	797,013,144

Total Liabilities and Shareholders’ equity	1,746,767,928	1,624,487,225

The Company has the following unused lines of credit outstanding as of December 31, 2006:

Million
Ch$
Bank Chile	500
Bank Crédito e Inversiones	500

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (continued)
__________

e) Cash flows:

(i) Information for inclusion in the statement of cash flows required by US GAAP is as follows:

	For the years ended December 31,

	2004	2005	2006

	ThCh$	ThCh$	ThCh$
OPERATING ACTIVITIES

Cash provided by operating activities under Chilean GAAP	234,736,659	226,266,713	234,630,831
Adjustment for sale Telefónica Móvil de Chile S.A.	(958,644)	-	-

Cash provided by operating activities under US GAAP	233,778,015	226,266,713	234,630,831

INVESTING ACTIVITIES:

Cash provided by investing activities under Chilean GAAP	803,272,671	(88,253,741)	(108,020,842)
Purchase time deposits	-	-	(5,691,559)
Adjustment for sale Telefónica Móvil de Chile S.A.	1,293,038	-	-

Cash used in investing activities under US GAAP	804,565,709	(88,253,741)	(113,712,401)

FINANCING ACTIVITIES:

Cash used in financing activities under US GAAP	(901,214,853)	(205,394,443)	(181,661,451)

	As of December 31,

	2004	2005	2006

	ThCh$	ThCh$	ThCh$

Cash	8,313,844	6,424,238	10,074,960
Time deposits	56,207,781	86,753,294	21,852,156
Other deposit instruments (*)	101,696,285	4,084,521	3,728,382

Total cash and cash equivalents	166,217,910	97,262,053	35,655,498

Effect of inflation on cash and cash equivalents (**)	(6,713,663)	(1,574,386)	(863,534)

(*) These items consist of investments made for cash management purposes with original maturities of less than three months.
(**) These balances represent the net impact on cash and cash equivalents for the year resulting from the application of price level restatement.

(ii) Supplementary Cash Flow information:

	For the years ended December 31,

	2004	2005	2006

	ThCh$	ThCh$	ThCh$

Interest paid	64,725,246	32,151,295	24,035,002
Income taxes paid	15,349,372	15,615,259	20,547,536
Plant and equipment acquired by assuming directly
long-term debt or entering into capital leases	63,918	58,421	42,478

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (continued)
__________

(iii) Maturities of debt:

The following payments of bank borrowings (short term obligations and short-term portion of long-term obligation) and long-term debt, including capital leases and current maturities, are scheduled to be paid during each of the years indicated:

	As of December 31, 2006

	Capital	Other	Total
	Leases	Obligations

	ThCh$	ThCh$	ThCh$

2006 including accrued interest	45,292	3,811,302	3,856,594
2007	45,292	81,168,242	81,213,534
2008	45,292	107,787,742	107,833,034
2009	45,292	66,495,573	66,540,865
2010	45,292	81,168,242	81,213,534
2011 and thereafter	192,492	60,902,975	61,095,467

Total	418,952	401,334,076	401,753,028

The present value of net long-term minimum lease payments totaled ThCh$ 222,018 as of December 31, 2006. The imputed interest totals ThCh$ 196,934.

(iv) Revenues from operating leases:

The Company records leasing operations in the fixed telephony and corporate communications and data transmission businesses. Revenues from leasing operations mainly consist of (i) fixed telephony equipment rental, (ii) PABX equipment rental and (iii) equipment rental to corporate clients. The contractually agreed expected lease revenue for the next 5 years is the following:

2007	2008	2009	2010	2011

ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

36,873,636	16,658,612	6,887,263	2,566,998	400,176

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (continued)
__________

f) Disclosure regarding the fair value of financial instruments and derivative financial instruments:

In accordance with SFAS No. 107, “Disclosures about Fair Value of Financial Instruments”, information is provided about the fair value of certain financial instruments for which it is practical to estimate that value.

For the purpose of SFAS No. 107, the estimated fair value of financial instruments is the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced sale or liquidation.

There are certain limitations inherent in the fair value data since while the data represents management’s best estimate, the data is subjective, involving significant estimates regarding current economic and market conditions. The methods and assumptions used to estimate the fair values are as follows:

For cash, short-term deposits and investments, and current receivables and payables, the carrying amounts approximate the fair value due to the short-term maturity of these instruments.

For interest earning assets and interest bearing liabilities, which are contracted at variable interest rates, the book value is considered to be equivalent to the fair value.

For financial instruments where an active secondary market does not exist, the fair value was calculated by discounting contractual cash flows at the current market origination rates for financial instruments with similar terms.

For the Company’s long-term fixed rate debt, the contractual cash flows were discounted at prevailing interest rates at the balance sheet dates.

The estimated fair values of the Company’s financial instruments compared to the carrying values under US GAAP are as follows:

	As of December 31,

	2005		2006

	Carrying	Fair	Carrying	Fair
	Amount	Value	Amount	Value

	ThCh$	ThCh$	ThCh$	ThCh$
Assets:
Cash and cash equivalents	97,262,053	97,262,053	35,655,498	35,655,498
Marketable securities	16,081,166	16,081,166	16,278,335	16,278,335
Accounts and notes receivable (net) and other	161,442,143	161,442,143	190,960,101	190,960,101
Other current assets	47,840,685	47,840,685	48,236,916	48,236,916
Liabilities:
Current maturities of long-term debt	173,362,113	173,051,524	3,856,594	3,856,435
Accounts payable and accrued liabilities	119,627,216	119,627,216	147,710,299	147,710,299
Bank borrowings (long-term) and long-term debt	339,508,187	339,473,536	397,744,792	397,715,307
Derivatives	29,023,301	29,023,301	27,663,211	27,663,211

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

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (continued)
__________

Disclosure regarding interest capitalization:

	For the years ended December 31,

	2004	2005	2006

	ThCh$	ThCh$	ThCh$

Interest cost incurred (1)	67,539,211	46,226,262	29,597,209
Interest capitalized under US GAAP	3,783,178	3,512,431	5,103,160

(1) The Interest cost incurred contains the implicit interest from debt denominated in UF of ThCh$ 10,363,834, ThCh$ 16,105,510 and ThCh$ 10,117,120 for the years 2004, 2005 and 2006, respectively, that is included in price-level restatement under Chilean GAAP.

g) Marketable Securities

Under US GAAP, marketable securities are accounted for under SFAS 115 “Accounting for Certain Investments in Debt and Equity Securities”. This standard requires investments to be accounted for as follows: (1) Held-to-maturity securities, which are defined as debt securities that a Company has a positive intent and ability to hold to maturity, are reported at amortized cost, (2) Trading securities, which are defined as those that are bought and held principally for the purpose of selling them in the near term, are reported at fair value with unrealized gains and losses included in earnings, and (3) Available-for-sale securities, which include securities not classified in either of the other two categories, are reported at fair value with unrealized gains and losses excluded from earnings and included as a separate component of shareholders’ equity.

Under Chilean GAAP, the Company presents marketable securities at the lower of cost plus indexation adjustment or market. Under US GAAP, these investments would be considered available-for-sale and be presented at fair value with unrealized gains and losses included as a separate component in shareholders’ equity.

Marketable securities as of each year-end are as follows:

	As of December 31,

	2005	2006

	ThCh$	ThCh$

Cost plus accrued indexation and interest	16,078,005	16,263,602
Unrealized gain on marketable securities	3,161	14,733

Fair value	16,081,166	16,278,335

h) Employee Benefit Plans

(i) Employee Benefits:

Employee pension and health insurance benefits are provided by independent pension funds and health-insurance companies, which are funded by employees’ contributions, The Company has no responsibility as an employer to make payments under these plans, other than to withhold amounts from employees’ salaries.

Until December 2003, most of the employees of the Company had a right to receive staff severance indemnity pay in case of voluntary or involuntary severance. This severance indemnity is generally equal to 40 days of remuneration for every year of service, based on the last salary paid for all employees. During 2003 and 2004, the Company and the employee syndicates negotiated a change in the plan. According to the agreement entered between both parties, the previous plan is “frozen” and accrual of staff severance indemnities does not continue after December 31, 2003. Employees will have a right to payment of severance indemnity similar to that regulated by the Chilean Labor Code, which restricts voluntary termination and is equal to 30 days remuneration for each year of service, based on the last salary paid, with a limit of 11 years of service, with the exception that his regulatory limit does not exist for employees that were hired prior to December 31, 2003.

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (continued)
__________

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

An analysis of the changes in the accrued amounts for staff severance indemnities during the year ended December 31, 2005 and 2006 is as follows:

	Pension Benefits
	as of and for the years ended
	December 31,

	2005	2006

	ThCh$	ThCh$
Change in Benefit Obligation
Benefit obligations at January 1 at restated values	(34,758,896)	(35,852,204)
Price-level adjustment	1,207,839	737,410
Benefit obligation at January 1 at historic value	(33,551,057)	(35,114,794)
Service cost	(4,154,006)	(3,339,824)
Interest cost	(1,845,308)	(2,106,888)
Actuarial (gain) loss	1,846,664	3,728,723
Benefits paid	1,851,503	5,903,282

Benefit obligations as of December 31,	(35,852,204)	(30,929,501)

Amounts recognized in the statement of financial position consist of:
Accrued benefit cost	(35,852,204)	(30,929,501)
Intangible assets	686,629	-

Net liability recorded under US GAAP	(35,165,575)	(30,929,501)

Assumptions used in actuarial calculation
Discount rate	5.5%	6.0%
Rate of compensation increase	1.5%	1.5%
Mortality (as per table)	RV-85	RV-85
Turnover	2.34%	2.34%

	For the years ended December 31,

	2004	2005	2006

	ThCh$	ThCh$	ThCh$

Components of net periodic benefit cost
Interest cost	(2,208,675)	(1,845,308)	(2,106,888)
Service cost	(4,721,900)	(4,154,006)	(3,339,824)
Amortization of prior service cost	(397,003)	(778,711)	(397,003)
Actuarial (gain) loss	(4,872,293)	1,846,664	3,728,723

Net periodic benefit cost	(12,199,871)	(4,931,361)	(2,114,992)

The accumulated benefit obligation as of December 31, 2005 and 2006, amount to ThCh$ 34,909,200 and ThCh$ 29,939,208, respectively.

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (continued)
__________

Following is a schedule of estimated pay-out of indemnities benefits in each of the next five years:

As of December
31, 2006

ThCh$

2007	2,733,340
2008	2,600,767
2009	2,509,056
2010	2,573,780
2011	2,877,542
Thereafter	48,690,070

(ii) Corporate Restructuring and Activity Value Analysis Project:

During the months of May and November 2004, the Company carried out a headcount reduction process which involved employees of Compañía de Telecomunicaciónes de Chile S.A. and its subsidiaries. This process, originated charges to income from severance payments and other costs for a total amount of ThCh$ 6,584,690.

i) Early extinguishments of debt

As of January 1, 2002, the Company adopted SFAS No. 145, “Rescission of FASB Statements No. 4, 44 and 64. Amendment of FASB Statement No. 13, and Technical Corrections”. Among other items, this Statement rescinds FASB Statement No. 4, “Reporting Gains and Losses from Extinguishments of Debt”. As a result, early extinguishments of debt are no longer reported as extraordinary items but are included in income from continuing operations. For the year ended December 31, 2004, the Company extinguished bank loans, repurchased bonds in the national and international markets and the renegotiated of loans, obtaining reduced interest rates and extended maturities. This resulted in losses of approximately ThCh$ 7,064,722 for the year ended December 31, 2004.

j) Advertising Cost

The Company expenses advertising costs as incurred, Consolidated advertising costs for the years ended December 31, 2004, 2005 and 2006 were ThCh$ 18,597,806, ThCh$ 9,917,166 and ThCh$ 7,556,125, respectively.

k) Intangibles

The annual amortization expense expected for the years 2007 through 2011 is as follows:

Amortization expense	ThCh$
2007	5,359,275
2008	3,696,126
2009	1,332,295
2010	1,226,780
2011	1,210,826

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (continued)
__________

l) Recent accounting pronouncements

(i) In February 2006, the FASB issued SFAS 155, “Accounting for Certain Hybrid Financial Instruments - an amendment of FASB Statements No. 133 and 140”. The new statement:

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

(ii) In June 2006, the FASB issued FASB Interpretation 48 (FIN 48), "Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109". This interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The interpretation also provides guidance on derecognition, classification and other matters, FIN 48 is effective for fiscal years beginning after December 15, 2006. The Company has not determined the effect, if any, the adoption of FIN 48 will have on the Company’s financial position and results of operations.

(iii) In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, "Fair Value Measurements". This statement defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements, SFAS 157 is effective for fiscal years beginning after November 15, 2007. The Company is currently evaluating the impact that will result from the adoption of SFAS 157.

(iv) In September 2006, the FASB issued Statement of Financial Accounting Standards No. 158 (SFAS 158), "Employer’s Accounting for Defined Pension and Other Postretirement Plans – an amendment of FASB Statements No. 87, 88, 106 and 132(R)". This statement requires the recognition of the funded status of a benefit plan in the statement of financial position. It also requires the recognition as a component of other comprehensive income (OCI), net of tax, of the gains or losses and prior service costs or credits that arise during the period but are not recognized as components of net periodic benefit cost pursuant to statements 87 or 106. The statement also has new provisions regarding the measurement date as well as certain disclosure requirements. The statement was effective at fiscal year end 2006 and the Company adopted the statement at that time. With the adoption of SFAS 158, the Company recorded ThCh$ 240,390 as a component of the ending balance of accumulated other comprehensive income, net of tax.

(v) In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities". SFAS No. 159 permits measurement of recognized financial assets and liabilities at fair value with some exceptions. Changes in the fair value of items for which the fair value option is elected should be recognized in income or loss. The election to measure eligible items at fair value is irrevocable and can only be made at defined election dates or events, generally on an instrument by instrument basis. Items for which the fair value option is elected should be separately presented or be parenthetically disclosed in the statement of financial position. SFAS No. 159 also requires significant new disclosures that apply for interim and annual financial statements. SFAS No. 159 will be effective for fiscal years beginning after November 15, 2007 with earlier adoption permitted, if certain conditions are met. The Company is currently determining the policy of adoption as well as the resulting effect of SFAS No. 159 on the consolidated financial statements.

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (continued)
__________

2006
Schedule II - Valuation and Qualifying Accounts
(in thousands of constant Chilean pesos of December 31, 2006)

	Balance at	Charged to			Balance at
	beginning of	costs			end of
	period	and expenses	Deductions	Other (1)	period

	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

December 31, 2004	102,621,569	30,601,399	24,341,374	15,769,094	93,112,500
Allowance for doubtful accounts	99,637,095	29,291,132	23,403,472	13,163,864	92,360,891
Allowance for obsolescence	2,984,474	1,310,267	937,902	2,605,230	751,609

December 31, 2005	93,112,499	16,662,286	44,039,571	-	65,735,214
Allowance for doubtful accounts	92,360,890	15,916,026	43,669,583	-	64,607,333
Allowance for obsolescence	751,609	746,260	369,988	-	1,127,881

December 31, 2006	65,735,214	17,120,723	14,719,991	-	68,135,946
Allowance for doubtful accounts	64,607,333	16,711,015	14,471,923	-	66,846,425
Allowance for obsolescence	1,127,881	409,708	248,068	-	1,289,521

(1) This amount represents the allowances for doubtful accounts and inventory obsolescence transferred in the sale of Telefónica Móvil de Chile S.A.