Form 20-F
period 2007-12-31
TELECOMMUNICATIONS CO OF CHILE
filed 2008-05-01
CIK 863614

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)
REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF
THE SECURITIES EXCHANGE ACT OF 1934
OR
ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2007
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

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	Accelerated filer	Non-accelerated filer

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP	International Financial Reporting Standards as issued by the International Accounting Standards Board	Other

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

Item 17	Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes	No

i

CERTAIN TERMS AND CONVENTIONS

     All references to “Chile” or the “Republic” are references to the Republic of Chile. All references to the “Government” are references to the Government of Chile. Unless otherwise specified, all references to “Telefónica Chile” or the “Company” are references to Compañía de Telecomunicaciones de Chile S.A., a publicly held stock corporation (sociedad anónima abierta) organized under the laws of Chile, and its subsidiaries. All references to “Telefónica” are references to Telefónica S.A., a publicly held stock corporation organized under the laws of the Kingdom of Spain that owned, directly and indirectly, 44.9% of the Company’s ordinary shares at December 31, 2007. All references to “Telefónica Group” are references to Telefónica and its Latin American subsidiaries, including Telefónica Chile.

     Unless otherwise specified, all references to “$,” “US$,” “U.S. dollars” and “dollars” are to United States dollars, references to “Chilean pesos,” “pesos” or “Ch$” are to Chilean pesos, references to “UF” are to Unidades de Fomento, a daily-indexed Chilean peso-denominated monetary unit that takes into account the effect of the Chilean inflation rate of the previous month, and references to “UTM” are to Unidad Tributaria Mensual, a monthly-indexed Chilean peso-denominated monetary unit that takes into account the effect of the Chilean inflation rate of the month before the previous month. All references to “euros” are to the common currency of the European Union. Unless otherwise specified, all references to “U.S. GAAP” are to generally accepted accounting principles in the United States, and all references to “Ch GAAP” or “Chilean GAAP” are to generally accepted accounting principles in Chile and the related rules of the Superintendencia de Valores y Seguros de Chile, “SVS,” or “Chilean Securities and Exchange Commission.”

PRESENTATION OF FINANCIAL INFORMATION

     This Annual Report contains the audited consolidated balance sheets of Compañía de Telecomunicaciones de Chile S.A. and its Subsidiaries as of December 31, 2007 and 2006 and the related consolidated statements of income, shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2007 (collectively, the “Audited Consolidated Financial Statements” or “Financial Statements”), which were audited by Ernst & Young Ltda. The Audited Consolidated Financial Statements have been prepared in accordance with Chilean GAAP, which differs in certain significant respects from U.S. GAAP. See Note 37 to the Audited Consolidated Financial Statements of the Company, included elsewhere in this Annual Report, for a description of the principal differences between Chilean GAAP and U.S. GAAP as they relate to the Company and a reconciliation to U.S. GAAP of net income and shareholders’ equity for the periods and as of the dates covered thereby. As required by Chilean GAAP, the Company publishes its financial statements in Chilean pesos that are adjusted to reflect changes in purchasing power due to inflation. In accordance with the Securities and Exchange Commission rules and regulations, such price-level restatement has not been eliminated in the U.S. GAAP reconciliation of net income and shareholders’ equity. Unless otherwise specified, financial data regarding the Company is presented herein in constant Chilean pesos of December 31, 2007 purchasing power. See Note 2(e) to the Audited Consolidated Financial Statements of the Company.

     Merely for the convenience of the reader, translations of certain amounts into dollars at a specified rate have been included. Unless otherwise specified, or unless the context otherwise requires, the U.S. dollar equivalent for information in Chilean pesos is based on the exchange rate (the “Observed Exchange Rate”) reported by Banco Central de Chile (the “Central Bank”) that is computed, for any date, by averaging the exchange rates of the previous business day’s transactions in Chile’s Mercado Cambiario Formal (the “Formal Exchange Market”). On January 2, 2008, the Central Bank reported that the Observed Exchange Rate with reference to December 31, 2007, the last business day in 2007 for which an exchange rate was reported, was Ch$496.89 per US$1.00. Telefónica Chile does not represent that the Chilean peso or U.S. dollar amounts in this Annual Report actually represent, or could have been or could be converted into, U.S. dollars or Chilean pesos, as the case may be, at the rates indicated, or at any particular rate or at all. See “Item 3. Key Information—Exchange Rates” for information regarding historical rates of exchange in Chile from January 1, 2003. Unless otherwise specified, references to the devaluation or the appreciation of the Chilean peso against the U.S. dollar are in nominal terms (without adjusting for inflation), based on the Observed Exchange Rates for the relevant period.

     The Company changed its presentation of consolidated revenues to respond to the Company’s diversification with new bundled services. The Company now presents “Broadband” and “Television” revenues separately; the remaining revenues from the group formerly known as “Fixed Telecommunications” are now presented in “Voice, Fixed Network and Complementary Services.” The presentation of previous years’ results was changed in order to reflect the current organization. See “Item 5. Operating and Financial Review and Prospects—Operating Results” for more information.

FORWARD-LOOKING STATEMENTS AND ASSOCIATED RISKS

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

     Such statements reflect the Company’s current views regarding future events and are subject to certain risks, uncertainties and assumptions. Many factors could cause actual results, performance or achievements to be materially different from any future results, performance or achievements that forward-looking statements may express or imply, such as, for example:

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

     If one or more of these risks or uncertainties affects future events and circumstances, or if underlying assumptions do not materialize, actual results may vary materially from those described in this Annual Report as anticipated, believed, estimated or expected. The Company has no plans to update any industry information or forward-looking statements set out in this Annual Report and have no obligation to update any such statements.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

     Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

     Not applicable.

ITEM 3. KEY INFORMATION

A. Selected Financial Data

     The following table presents selected financial data as of December 31, 2007 and the four previous years. The Consolidated Financial Statements were prepared in accordance with Chilean GAAP, which differs in certain significant respects from U.S. GAAP. Note 37 to the Audited Consolidated Financial Statements provides a summary of significant differences between Chilean GAAP and U.S. GAAP as they relate to us, including the impact of such differences on the Company’s net income and shareholders’ equity. Net income and shareholders’ equity in U.S. GAAP are also included in the selected financial data as a reference. The selected financial data should be read in conjunction with the Audited Consolidated Financial Statements and notes thereto, “Item 5. Operating and Financial Review and Prospects” and other financial information included herein.

     The following selected consolidated financial data was affected by certain changes in the Company’s corporate structure during the years presented. In particular, the data for 2004 reflects the divestiture and deconsolidation of the Company’s mobile subsidiary Telefónica Móvil pursuant to its sale in July 2004.

	2003	2004	2005	2006	2007	2007

	(in millions of constant Chilean pesos as of December 31, 2007, except ratios and share data)					(in millions of U.S. dollars)
Statement of Operations Data:
Chilean GAAP
Operating Revenues	946,438	798,488	636,779	619,917	632,572	1,273.1
Operating Costs and Expenses	(612,466)	(504,908)	(409,073)	(400,629)	(423,274)	851.8
Administrative and Selling Costs	(199,646)	(180,959)	(132,200)	(130,550)	(140,963)	283.7
Operating Results	134,326	112,619	95,505	88,738	68,335	137.5
Interest Income	8,240	10,549	8,755	4,765	7,173	14.4
Interest Expense, Net of Capitalized Interest	(71,316)	(61,406)	(32,350)	(20,922)	(18,910)	(38.1)
Price Level Restatement and Exchange Differences(1)	740	10,204	3,181	715	1,393	2.8
Other non-operating income, net(7)	(26,249)	353,258	(10,828)	(16,469)	(24,375)	(49.1)
Income before Income Taxes	45,744	425,223	64,264	56,826	43,960	88.5
Income Tax	(33,779)	(70,883)	(36,616)	(31,790)	(33,214)	(66.8)
Net Income (loss)	11,800	354,019	27,615	25,081	10,856	(21.8)
Dividends Paid(2)	19,464	720,073	126,916	25,800	19,434	39.1
Chilean GAAP earnings (loss) per Share(3)	12.33	369.87	28.85	26.20	11.34	0.02
Earnings per ADS(4)	49.32	1,479.48	115.40	104.80	45.37	0.09
Dividends per Share(5)	20.34	752.3	13.60	26.95	20.30	0.04
Dividends per ADS(4)	81.34	3,009.22	530.39	107.82	81.22	0.16
Weighted Average Number of Shares Outstanding	957,157,085	957,157,085	957,157,085	957,157,085	957,157,085

	2003	2004	2005	2006	2007	2007

	(in millions of constant Chilean pesos as of December 31, 2007, except ratios and share data)					(in millions of U.S. dollars)
Statement of Operations Data:
U.S. GAAP
Net Income (loss) in accordance with U.S. GAAP	32,775.3	22,788.1	50,042.0	43,705.9	35,988.9	72.4
Net income (loss) from continuing operations*	18,631.8	24,209.0	50,042.0	43,705.9	35,988.9	72.4
Net income (loss) from discontinuing operations*	14,143.5	(1,420.9)	-	-	-	-
Number of Shares	957,157,085	957,157,085	957,157,085	957,157,085	957,157,085
Net Income (loss) in accordance with U.S. GAAP per Share	34.24	23.81	52.28	45.66	38.00	0.08
Net Income (loss) from continuing operations per Share	19.46	25.29	52.28	45.66	38.00	0.08
Net Income (loss) from discontinuing operations per Share	26.57076	(1.48212)	-	-	-	-
Balance Sheet Data:
Chilean GAAP
Current Assets	489,855	479,776	349,041	315,448	352,577	709.3
Property, Plant and Equipment, net	2,130,755	1,570,989	1,426,066	1,330,430	1,257,311	2,530.4
Other Assets	284,621	101,580	101,229	87,771	75,027	151.0
Total Assets	2,905,230	2,152,345	1,876,336	1,733,648	1,684,916	3,390.9
Total Long-Term Debt (including Current Maturities)(8)	976,851	636,492	550,875	431,308	391,549	788.0
Total Shareholders’ Equity	1,502,393	1,118,843	1,014,943	967,417	906,534	1,824.4
U.S. GAAP
Total Assets	2,932,804	2,157,075	1,876,029	1,744,700	1,704,464	3,430.3
Shareholders’ Equity	1,367,321	981,161	882,845	855,992	829,147	1,668.7
Paid in Capital	1,000,817	1,000,817	1,000,817	956,821	904,736	1,820.8
Other Data:
Capital Expenditures(6)	160,734	92,404	79,024	117,629	144,654	291.1

________________________________________
*
The Company has revised its amounts previously presented under U.S. GAAP to reclassify its discontinued operations for the sale of Telefónica Móvil de Chile S.A. in 2004. These revised numbers are unaudited. Under Chilean GAAP, the Company is not required to restate or reclassify financial information presented in previous years to reflect significant divestures. For purposes of U.S. GAAP, the Company is required to eliminate the results of operations of certain divested operations from those of its continuing operations in presenting its U.S. GAAP results. See Note 37 to the Audited Consolidated Financial Statements.

(1)
Monetary correction is the aggregate of purchasing power gain (loss) on indexation and gain (loss) on foreign currency transactions. See “Item 5. Operating and Financial Review and Prospects—Impact of Inflation.”

(2)	Dividends paid represents the amount of dividends paid in the periods indicated.

(3)	Basic earnings (loss) per share have been computed using the weighted average number of shares outstanding during each period presented.

(4)	Calculated on the basis that each ADS represents four shares of Series A Common Stock.

(5)
Represents an amount equal to the interim dividends declared for each year and the final dividend for the preceding year declared in April of each year. See “Item 8. Financial Information—Dividend Policy and Dividends.”

(6)	Represents the amount disbursed in each year, irrespective of the year in which the investment was made.

(7)	The Company recorded a non-operating gain associated with the sale of its subsidiary Telefónica Móvil de Chile S.A. to Telefónica Móviles (TEM) in July 2004.

(8)	Total Long-Term Debt (including Current Maturities) includes notes and accounts payable to related companies and capital lease obligations.

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

     The following table sets forth the high, low, average and year-end Observed Exchange Rates for U.S. dollars for each year beginning with 2003 and for each of the past six months, as reported by the Central Bank. On April 13, 2008 the Observed Exchange Rate was Ch$443.67 per US$1.00.

		Observed Exchange Rates(1)
		(Ch$ per US$)

	Low(2)	High(2)	Average(3)	Period-End

Year ended December 31, 2003	593.10	758.21	691.54	593.80
Year ended December 31, 2004	557.40	649.45	609.51	557.40
Year ended December 31, 2005	509.70	592.75	559.77	512.50
Year ended December 31, 2006	511.44	549.63	530.28	532.39
Year ended December 31, 2007	493.14	548.67	522.42	496.89

Month ended October 31, 2007	493.14	511.33	501.16	493.14
Month ended November 30, 2007	496.27	516.25	506.39	505.38
Month ended December 31, 2007	495.49	506.79	499.28	496.89
Month ended January 31, 2008	463.58	498.05	481.59	465.30
Month ended February 29, 2008	453.95	476.44	466.67	453.95
Month ended March 31, 2008	431.22	454.94	442.09	437.71
Month ended April 13, 2008	433.98	448.67	437.93	448.67

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

Risks Relating to the Company’s Business

     Regulation may adversely affect revenues in certain of Telefónica Chile’s businesses.

     Tariff regulation

     The Chilean Government has historically regulated local telephony services in Chile. The Comisión Resolutiva Antimonopolios (the “Chilean Antitrust Authority”, now known as the “Tribunal de Libre Competencia”), a Chilean government agency responsible for making certain determinations relating to competitive conditions in the telecommunications industry, has determined that Telefónica Chile is a dominant operator of local telephony in many geographical areas of Chile. As a result, the Company is subject to tariff decrees that regulate certain rates and fees that the Company can charge for such local telephony services in most of the country. In accordance with the telecommunications law, all telecommunications operators are subject to regulation of their access charges (the charge to telecommunications operators for accessing another operator’s network) which have been set at different levels depending on the operator. Consequently, costs of accessing different operators’ networks differ. Regulatory changes in approved access charge rates may affect the revenues for local telephony and costs of interconnections to other local operators. Similarly, interconnections to local operators represent costs for the long distance and mobile businesses.

     Tariff regulation may have a significant impact on Company revenues and its ability to compete in the marketplace, as the Company is required to charge the same tariff to all clients in a designated tariff area. See “Item 4. Information on the Company—Business Overview—Licenses and Tariffs.” In 2007, approximately 22% of Company revenues (including the regulated items in fixed charge, variable charge, access charges and public telephony) were from regulated business activities. The application of the local telephone tariffs, defined by Tariff Decree No. 169 for the period from 2004 to 2009, resulted in a minor impact in the 2004 and 2005 financial statements of Telefónica Chile. In contrast, the introduction of Tariff Decree No. 187 in May 1999 resulted in a reduction of approximately 25% in regulated revenues per line in the first year. Since 1999, the Company has sought administrative relief to correct what it believes are certain errors and illegalities in Tariff Decree No. 187. Upon denial of such relief, and having exhausted the administrative recourses available to it, in March 2002, Telefónica Chile filed a civil lawsuit for damages against the State of Chile, which is currently pending. The Company can give no assurance that future tariff decrees for fixed telephony will not have a material adverse effect on the results of operations or financial position, as such future tariff decrees could cause alterations in demand or traffic volume, or changes in the timing of traffic distribution from more expensive to less expensive time slots.

     Other regulations

     New regulations or changes in the existing regulatory model may adversely affect the Company’s businesses. For instance, in 2006, the Undersecretary of Telecommunications, or Subtel, initiated a process of public inquiry for new regulations relating to IP telephony over broadband. The Company has participated in the public inquiry process and, together with other industry operators, has presented its opinion on this proposal. See “Item 4. Information on the Company—Business Overview—Licenses and Tariffs.” No assurance can be given that the outcome of this or future regulations will not have a material adverse effect on the Company’s results or financial position.

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

     In 2004, as part of recent M&A activity, two leading cable operators merged. The combined company now has approximately 66% of the paid television market and is also becoming a relevant player in broadband and fixed telephony. In the mobile telephony business, Telefónica Móviles (“TEM”) acquired Bellsouth in Chile and the mobile subsidiary of Telefónica Chile in 2004. In the same year, competition increased with the entry of new operators, primarily in the long distance and data transmission businesses. The Mexican operator Telmex, a data transmission operator, and América Móvil, a Telmex affiliate, entered the local mobile telephony market by acquiring Smartcom in August 2005. In 2007, Telmex also acquired ZAP, a local satellite television operator. Similarly, in September 2005, the local data transmission operator, GTD, acquired the local fixed operator Manquehue. See “Item 4. Business Areas—Market and Competition.”

     In the fixed local telephony market, Telefónica Chile competes with both mobile telephony and other fixed and cable telephony operators, which are not subject to the same tariff regulations as the Company and therefore may compete with different conditions. The Company’s market share has declined from 82% in 2000 to 65% in 2007. In the long distance services market, Telefónica Chile competes with 15 other long distance operators and with mobile telephone operators in the domestic long distance market. As a result, the Company has faced intense pricing pressure and a decreasing trend in traffic, which may result in further price decreases and market share losses in the future. Telefónica Chile also faces increasing competition in broadband services and in pay television services as well. The development of new technologies, such as wireless accesses like WiMax or 3G, would increase competition in the market. See “Item 4. Business Areas—Market and Competition.” Increased competition or the entrance of new competitors could adversely affect the Company’s results of operations, financial condition or prospects.

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

     New services and technological advances may offer additional opportunities to compete against the Company on the basis of cost, quality or functionality. It may not be practicable or cost-effective for the Company to replace or upgrade its installed technologies in response to competitors’ actions. Responding to such change may require the Company to devote substantial financial resources to the development, procurement or implementation of new technologies and to write off obsolete assets relating to its existing technology. If the Company chooses to purchase or invest in the development of new telecommunications technology, there can be no assurance that such new products or services will not serve as a substitute to existing products and services offered by the Company. In the past, the Company has experienced such substitution with the introduction of mobile communications service, which has contributed to the declines in number of fixed lines, volume of traffic and in domestic long distance traffic.

     Recent trends seen outside of Chile have shown an increased use of IP technology as a substitute for traditional voice services, which are often provided at lower prices. The Telecommunications Law requires a regulation to be defined for these services to be offered to the public. Additionally, in 2006, Subtel initiated a process of public inquiry for new regulations relating to IP telephony over broadband. The Company has participated in the public inquiry process, together with other industry operators, and has presented its opinion on the proposal. See “Item 4. Information on the Company—Business Overview—Licenses and Tariffs.” Nevertheless, the use of this technology may serve as a substitute for the Company’s local and long distance traffic together and increase pricing pressure.

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

     As of December 31, 2007, approximately 60% of the Company’s employees were union members. As of December 31, 2007, the Company had collective bargaining agreements in place with 22 unions.

     The Company has taken steps to maintain stable labor relations, such as the contracts for periods from three to four years that were signed after a successful collective bargaining process, as well as the agreement between the Company and its employees in order to implement a new model of labor relations, which was designed to encourage a greater degree of participation and to address the interests of workers and management alike. As of December 31, 2007, 100% of unionized employees are under contract through at least 2008. However, the Company can provide no assurance that in the future it will be able to successfully negotiate new contracts on favorable terms, or that the unions involved in the negotiations will not choose to implement a labor strike or invoke Article 369 at such time. Article 369 of the Chilean Labor Code allows unions that are renewing labor agreements to freeze the conditions of the previous agreement for a period of 18 months.

     The passage of new outsourcing legislation may adversely affect the Company’s operating income.

     New labor outsourcing legislation took effect in January 2007 that requires certain persons that the Company had treated as outsourced independent contractors to be treated as employees and, therefore, they would be entitled to certain benefits to which employees are entitled as a matter of Chilean law. As a result, approximately 800 workers that were formerly independent contractors were hired as internal employees during 2007. No assurance can be given that new legislation will not adversely affect the Company’s results of operations or financial position.

     Telefónica is the controlling shareholder of Telefónica Chile, and thus may determine the outcome of actions requiring shareholder approval.

     Telefónica Internacional Chile S.A. owns 44.89% of the shares of Telefónica Chile. Telefónica Internacional Chile is a 99.9% owned subsidiary of Telefónica Chile Holding B.V., which in turn is indirectly wholly owned by Telefónica. Consequently, Telefónica may have the ability to determine the outcome of any actions requiring shareholder approval. See “Item 10. Additional Information—Memorandum and Articles of Association—Shareholders’ Meetings and Voting Rights.” In addition, Telefónica’s equity stake in Telefónica Chile allows Telefónica to control the Company’s Board of Directors. At the General Annual Shareholders’ Meeting held on April 13, 2007, Telefónica elected five of seven members of the Board of Directors.

     The Company could be adversely affected if major suppliers fail to provide needed equipment and services on a timely basis.

     The Company depends on suppliers for network infrastructure, equipment and services to satisfy its operating needs. Many suppliers rely heavily on labor; therefore, any work stoppage or labor relations problems affecting the Company’s suppliers could adversely affect the its operations. Suppliers may, among other things, extend delivery times, raise prices and limit supply due to their own shortages and business requirements. If these suppliers fail to deliver products and services on a timely basis that satisfies its customers’ demands, the Company could be negatively affected. Similarly, interruptions in the supply of telecommunications equipment for networks could impede network development and expansion.

     The Company’s historical consolidated financial and operating results may not be indicative of future performance.

     The Company has divested subsidiaries in the past years. See “Item 4. Information on the Company—History and Development of the Company—Divestures.” In July 2004, the Company sold its mobile subsidiary, which provided 29.2% of operating revenues in the year ended December 31, 2003, and generated Ch$13,467 million (historic value) in operating income during the same period. The sale of businesses results in the loss of their contributions to the Company’s operating results. No assurances can be given that the Company will or will not divest of additional businesses in the future or that such divestitures will or will not affect the Company’s results and access to financing. As a result, the Company’s historical consolidated financial results for and as of the end of periods ending on or prior to these transactions may not be indicative of its future operating and financial performance.

     The Company may not be successful in the development of new businesses or product innovation.

     The Company cannot ensure the success of any new services, products or the development of new businesses in the telecommunications market or other markets, or their impact on the Company’s results. This includes the Company’s entrance into the pay television market in the year 2006.

     Certain considerations related to platforms located in other countries.

     The Company operates in Chile and most of its systems and platforms are located within Chile. Nevertheless, the Company also relies on shared platforms within the Telefónica Group and other equipment outside Chile in order to provide the pay television service. As a result, the Company cannot assure that volatility or unfavorable economic, political and social conditions outside Chile will not materially affect its ability to provide services.

     The Company may not be able to refinance its outstanding indebtedness.

     The Company’s total financial debt as of December 31, 2007 amounted to Ch$391,549 million (US$788 million), with an average maturity of 2.6 years. Although in the past Telefónica Chile has relied substantially on public debt issuances and bank loans to meet its financing requirements, in recent years its main sources of liquidity have been cash flow generated from operations and cash flow resulting from savings associated with the refinancing of certain loans and sale of assets. The Company has continued in 2007 with the renegotiation of loans, lowering interest rates and extending maturities. As a result, the Company has similar amounts of debt maturing in each of the next five years, which are expected to be funded through cash flow generated from operations and refinancing. The Company cannot ensure that it will be able to arrange any potential financing to fund these maturities along with capital expenditures and dividends on acceptable terms. Refinancing of debt or increased levels of debt could have negative effects that include: difficulties in obtaining future financing; reductions in credit ratings issued by rating agencies; restrictions on cash flows or operations imposed by lenders; higher rates; and reduced flexibility to take advantage of or pursue other business opportunities.

     A system failure could cause delays or interruptions of service, which could cause us to lose customers.

     To provide effective service, the Company will need to continue to provide its customers with reliable service over its network. Some of the risks to the Company’s network and infrastructure include:

  physical damage to access lines and networks;

  power surges or outages;

  software defects;

  disruptions beyond the Company’s control; and

  disruptions due to changes in obsolete equipment.

     The Company’s operations also rely on a stable supply of utilities. Given recent instability of those supplies, including the supply of gas from Argentina and electricity rationing in Chile, the Company can not ensure that future supply instability or interruptions will not impair its ability to procure required utility services in the future, which could adversely impact its operations.

     Prolonged service interruptions could affect the Company’s business. The Company relies heavily on its network equipment, telecommunications providers, data and software to support all of its functions. The Company relies on its networks and the networks of others for substantially all of its revenues. The Company is able to deliver services only to the extent that it can protect its network systems against damage from power or telecommunications failures, computer viruses, natural disasters, unauthorized access, theft of copper wires from external networks and other disruptions. While the Company endeavors to provide for failures in the network by providing backup systems and procedures, it cannot guarantee that these backup systems and procedures will operate satisfactorily in an emergency. Should the Company experience a prolonged failure, it could seriously jeopardize its ability to continue operations. In particular, should a significant service interruption occur, its ongoing customers may choose a different provider and its reputation may be damaged, reducing its attractiveness to new customers.

     The Company may not be successful in currently pending legal proceedings.

     The Company is a party to lawsuits and other legal proceedings in the ordinary course of its businesses, some of which have been pending for several years. An adverse outcome in, or any settlement of, these or other lawsuits could result in significant costs and negatively impact our financial results. See “Item 8. Financial Information—Consolidated Statements and Other Financial Information—Legal Proceedings.”

Risks Relating to Chile

     A downturn in the Chilean economy may adversely affect Telefónica Chile.

     Nearly all of Telefónica Chile’s customers are Chilean companies or individuals, and substantially all of Telefónica Chile’s operations are located in Chile. For these reasons, the results of the Company’s operations and its financial condition are sensitive to, and dependent upon, the level of economic activity in Chile. Historically, growth in the Chilean telecommunications industry has been tied to the state of Chile’s economy, particularly levels of consumer spending and demand. An economic slowdown may negatively affect the Company’s business through a decrease in demand and higher customer nonpayment levels.

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

     The Series A Common Stock of Telefónica Chile is a highly liquid stock in Chile, representing 3.3% of the local IPSA stock index, composed of the 40 stocks with the highest transaction volumes in the Santiago Stock Exchange, as of December 31, 2007. Therefore, the Company’s stock price is affected more rapidly and to a higher degree than most other Chilean stocks by upturns or downturns in the domestic and international markets.

     The Company can give no assurance that negative developments in Latin America or other emerging markets will not occur or that such negative developments would not adversely affect the securities markets in which the Company’s securities trade or affect the Company’s access to sources of financing.

     An increase in inflation may adversely affect Telefónica Chile.

     Chile has experienced high levels of inflation in the past. High levels of inflation in Chile could adversely affect the Chilean economy and Telefónica Chile’s financial condition and results of operations. The rate of inflation as measured by changes in the Chilean consumer price index in the years 2003, 2004, 2005, 2006 and 2007 was 1.1%, 2.4%, 3.7%, 2.6% and 7.4%, respectively.

     Generally, high levels of inflation will adversely affect the Company’s financial condition to the extent that, during any given period:

  the Company’s average domestic inflation-indexed liabilities exceed its average domestic inflation-indexed assets;

  the Company’s average monetary assets exceed its average monetary liabilities; or

  the Company is unable to transfer increased inflation-indexed costs such as labor and supplies to customers.

     Any significant increase in the level of inflation in the future may adversely affect the performance of the Chilean economy and the operating results of the Company.

     Currency devaluations and foreign exchange fluctuations may adversely affect Telefónica Chile.

     Volatility of the value of the Chilean peso against the U.S. dollar could adversely affect the Company’s financial condition and results of operations. In 2003, 2004 and 2005, the peso recorded a nominal appreciation against the U.S. dollar of 17.4%, 6.1% and 8.1%, respectively, versus the prior year. During 2006, the peso experienced a nominal devaluation of 3.9% . In 2007, the Chilean peso experienced a nominal appreciation of 12.2% against the U.S. dollar. The main drivers of exchange rate volatility in recent years have been the substantial devaluations in other Latin American markets, mainly Brazil, as well as general uncertainty and trade imbalances in global markets. In 2003, 2004, 2005 and 2007, Chilean peso appreciation was driven by improvement in Chilean economic indicators together with weakness in the U.S. dollar. The value of the Chilean peso against the U.S. dollar may continue to fluctuate significantly in the future. See “Item 3. Key Information—Selected Financial Data—Exchange Rates.”

     Historically, a significant portion of the Company’s indebtedness has been denominated in U.S. dollars, while a substantial part of its revenues and operating expenses has been denominated in pesos. If the peso’s value declines against the dollar, Telefónica Chile will need more pesos to repay the same amount of dollar-denominated debt. As a result, fluctuations in the Chilean peso to U.S. dollar exchange rate may affect the Company’s financial condition and results of operations. As of December 31, 2007, 63.8% of the Company’s interest-bearing debt was denominated in U.S. dollars and was fully hedged against exchange rate variations between the peso and the U.S. dollar through financial instruments such as forward exchange agreements and cross-currency swaps. The remainder of the Company’s interest-bearing debt is UF or peso denominated and therefore not subject to exchange rate risk. The Company’s hedging policy against foreign exchange fluctuations is disclosed in “Item 11. Quantitative and Qualitative Disclosures About Market Risk—Risk of Variations in Foreign Currency Exchange Rates.”

Risks Relating to the Company’s ADSs

     Controls on foreign investment and repatriation of investments in Chile may adversely impact a holder of the Company’s ADSs’ ability to obtain and dispose of the shares of the Company’s common stock underlying its ADRs.

     Equity investments in Chile by persons who are not Chilean residents are generally subject to exchange control regulations that restrict the repatriation of investments and earnings from Chile. The Company’s ADSs are subject to an ADR foreign investment contract among us, the depositary and the Central Bank of Chile which is intended to grant holders of the Company’s ADSs and the depositary access to Chile’s formal exchange market. See “Item 3. Key Information—Exchange Rates.” Pursuant to current Chilean law, the Company’s ADR foreign investment contract may not be amended unilaterally by the Central Bank of Chile. However, the Company cannot make any assurances that additional Chilean restrictions applicable to holders of its ADSs, the disposition of underlying shares of its common stock or the repatriation of the proceeds from the disposition of the underlying common stock could not be imposed in the future, nor can the Company assess the duration or impact of the restrictions if imposed. If for any reason, including changes to the Company’s ADR foreign investment contract or Chilean law, the depositary is unable to convert Chilean pesos to U.S. dollars, investors would receive dividends or other distributions in Chilean pesos. Transferees of shares of the Company’s common stock withdrawn from the ADR facility will not be entitled to access to the formal exchange market unless the withdrawn shares are redeposited with the depositary.

     The relative illiquidity and volatility of Chilean securities markets could adversely affect the price of the Company’s ADSs and common stock.

     Chilean securities markets are substantially smaller and less liquid than the major securities markets in the United States. In addition, Chilean securities markets may be affected materially by developments in other emerging markets, particularly in other countries in South America. The low relative liquidity of the Chilean market may impair the ability of holders of ADSs to sell shares of its common stock withdrawn from the ADS program into the Chilean market in the amount and at the price and time they wish to do so.

     Holders of ADSs may be unable to exercise preemptive rights.

     The Ley de Sociedades Anónimas (Law No. 18,046), the Reglamento de Sociedades Anónimas (Chilean Corporations Law) and applicable regulations require that whenever the Company issues new common stock for cash, the Company grants preemptive rights to all of its shareholders (including holders of ADSs), giving them the right to purchase a sufficient number of shares to maintain their existing ownership percentage. Such an offering would not be possible unless a registration statement under the U.S. Securities Act of 1933, as amended, were effective with respect to such rights and common stock or an exemption from the registration requirements thereunder were available.

     Since the Company is not obligated to elect to make a registration statement available with respect to such rights and the common stock, holders of ADSs may not be able to exercise their preemptive rights. If a registration statement is not filed or an applicable exemption is not available, the depositary will sell holders’ preemptive rights and distribute the proceeds thereof if a premium can be recognized over the cost of any such sale.

     Holders of ADSs may have fewer and less well-defined shareholders’ rights than with shares of a company in the United States.

     The Company’s corporate affairs are governed by its estatutos, or bylaws, and the laws of Chile. Under such laws, the Company’s shareholders may have fewer or less well defined rights than they might have as shareholders of a corporation incorporated in a U.S. jurisdiction.

     Foreign Exchange risks may adversely affect the U.S. dollar amount of dividends payable to holders of the Company’s ADSs.

     Chilean trading in the shares of the common stock underlying ADSs is conducted in pesos. The Company’s depositary bank will receive cash distributions that the Company makes with respect to the shares underlying the ADSs in pesos. The depositary will then convert such pesos to U.S. dollars at the then prevailing exchange rate to make dividend and other distribution payments in respect to ADSs. If the Chilean peso depreciates against the U.S. dollar, the value of the ADSs and the distributions ADS holders receive from the depositary may decrease.

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

     Telefónica Chile is a corporation organized under the Chilean Corporations Law. Telefónica Chile was incorporated on November 18, 1930 and has a duration through August 10, 2068. The address and telephone numbers of the Company’s registered office and the Company’s agent in the United States are as follows:

Compañía de Telecomunicaciones de Chile S.A.	CT Corporation System
Avenida Providencia 111	111 Eighth Avenue
Santiago, Chile	New York, New York 10011
Telephone: (562) 691 2020	Telephone: (800) 624-0909

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

     The Company’s July 1990 international offering of American Depositary Shares (“ADSs”) reduced Telefónica Internacional Chile’s ownership to 44.45% of the Company’s issued and outstanding capital stock. Subsequently, payments made by third parties for subscribed but unpaid shares further reduced Telefónica Internacional Chile’s ownership to 43.6% until 2003. In 1999, the Company launched its new brand name, “Telefónica CTC Chile.” Since the purchase of an additional 1.3% in July 2004, Telefónica Internacional Chile’s ownership stake in the Company has been and remains 44.9% .

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

Mergers, Acquisitions and New Subsidiaries

     During the last three years, Telefónica Chile has not participated in any merger or acquisition activities material to the business. However, during 2006 and 2007, the Company has reorganized its subsidiaries in the following manner:

  In January 2006, 100% ownership of Tecnonaútica was transferred from Telefónica Internet Empresas S.A. (“TIE”) to Telefónica Chile. Following this transfer, the subsidiary changed its name to Telefónica Multimedia and expanded its line of business to pay television services.

  Also in January 2006, ownership of TIE was transferred from Telefónica Empresas to Telefónica Chile.

  In March 2006, CTC Equipos was absorbed by Telefónica Chile.

  Also in March 2006, Telefónica Chile’s long distance subsidiaries, Telefónica Mundo and Globus, merged to form a new subsidiary called Telefónica Larga Distancia. In June 2006, as part of this merger process, a payment of Ch$674 million (historical) was made to 2,375 shareholders of Telefónica Mundo who exercised their right of withdrawal.

  In September 2007, Telefónica Chile acquired the remaining outstanding stock of TIE, equivalent to 0.0005%, at book value.

  In November 2006, TIE sold its participation in Telepeajes de Chile S.A. to Telefónica Gestión de Servicios Compartidos de Chile, S.A. (“t-gestiona”), a Telefónica Chile subsidiary. On the same date, t- gestiona purchased a third party’s participation, achieving 99.99% ownership of Telepeajes de Chile S.A. Finally, Telepeajes de Chile S.A. changed its name to Instituto Telefónica Chile and a new and unique line of business in training was adopted.

  On December 20, 2007, the Board of Directors agreed to the dissolution of TIE, transferring all its assets and liabilities to the Company, which is its legal continuer.

Divestitures

  On July 3, 2000, the Company sold: (i) its 40% ownership interest in cable television operator Metrópolis Intercom; (ii) 100% of its wholly owned subsidiary Compañía de Telecomunicaciones de Chile— Plataforma Técnica Red Multimedia S.A., which provided installation and maintenance services for the cable television network, and (iii) the cable television network. The sales price for the entire transaction amounted to the Chilean peso equivalent of US$270 million, of which the equivalent of US$250 million was paid on October 2, 2000 and the equivalent of the remaining US$20 million was paid on July 4, 2005.

  On March 24, 2004, Telefónica Chile agreed to sell its 9% ownership interest in Publiguías to Telefónica Publicidad e Información S.A. (“TPI”), a subsidiary of Telefónica S.A. The sale agreement was signed on April 26, 2004 for a sale price of US$14.8 million, equivalent to Ch$10,505 million. The transaction resulted in a positive impact of Ch$5,754 million after taxes (US$8.9 million) on the Company’s financial results in 2004.

  On May 18, 2004, the Board of Directors of Telefónica Chile agreed to recommend to shareholders the approval of the offer made by Telefónica Móviles S.A. (“TEM”), a 92.44%-controlled subsidiary of Telefónica S.A, to acquire 100% of the Company’s subsidiary, Telefónica Móvil de Chile S.A. In addition to recommending the sale to shareholders, the Board considered the offer made by TEM and recommended that Management request fairness opinions. These fairness opinions were prepared by JP Morgan and ABN AMRO and confirmed that the price of the transaction was fair to Telefónica Chile shareholders. The transaction required two-thirds shareholder approval at an extraordinary shareholders’ meeting held on July 15, 2004. Sixty-nine and one-tenth percent of total shares outstanding approved the sale for US$1,058 million, equivalent to Ch$761,540 million, in addition to Ch$192,762 million (US$263 million) for all amounts owed by Telefónica Móvil de Chile S.A. to Telefónica Chile. The sale generated an after-tax profit of Ch$344,830 million (equivalent to US$592.3 million as of December 31, 2005). Additionally, as approved in the extraordinary shareholders’ meeting and as part of the transaction, the Company paid, on August 31, 2004, an extraordinary gross dividend of Ch$452 per share (US$2.5074 per ADR), charged against accumulated retained earnings, and a gross interim dividend of Ch$150 per share (US$0.835808 per ADR) with a charge to net income. The total amount paid in connection with both dividends was approximately US$800 million. Mobile telephony offered attractive growth rates and represented 29.2% of total revenues as of December 31, 2003, and 32.1% of the Company’s operating revenues during the first six months of 2004. However, it was a capital-intensive business, with a high market penetration near 60% at time of sale and it faced intense competition which resulted in a low level of profitability for the business. The sale agreement restricted the Company from participating in the mobile telephony business for a period of two years from the date of the sale. Additionally, as part of the sale of Telefónica Móvil de Chile S.A., the Company reached agreements with creditors regarding the following obligations:

i) Syndicated and bilateral loans totaling US$647 million that imposed a limit on the sale of assets equal to or above 5% of the Company’s consolidated assets. The Company obtained waivers of this limit from 28 national and international banks, increasing the limit on the sale of assets to equal to or above 15% of the Company’s consolidated assets.

(ii) Series F local bonds for a total of US$23 million that contained a prohibition on the sale of such assets equal to 20% or more of total assets. The terms of the bonds were modified with 84.5% approval from the bondholders.

Capital Expenditures

     Capital expenditures disbursed by the Company in 2005, 2006 and 2007 amounted to, respectively, Ch$79,024 million (US$149.1 million historic value as of December 31, 2005), Ch$117,629 million (US$204.7 million as of December 31, 2006) and Ch$144,654 million (US$291 million as of December 31, 2007). The Company has been steadily adjusting its capital expenditures in local telephony and using its available installed capacity to expand service, rather than investing in new lines. During 2007, the Company focused its investment primarily on consolidating business growth, especially in broadband and digital television. Together, these investments consumed 51% of the year’s capital expenditures. In the fixed telecommunications business, investments were used for line commercialization efforts and to maximize the use of installed capacity, focusing on network deployment in areas of real estate development. The investment plan for the year also emphasized initiatives designed to update network infrastructure by replacing old equipment and introducing new generation technologies, with a view to attaining high service-quality standards with more stable and flexible platforms. Additional emphasis was placed on simplifying the processes and systems that support tools for the Company’s business, technical and administrative management.

     Since January 2001, all capital expenditures made by the Company have been on projects located within Chile. Capital expenditures have been financed substantially with cash flow generated from operations.

B. Business Overview

The Company provides a broad range of telecommunications and other services throughout Chile, including:

  local telephone service and broadband;

  domestic long distance service (“DLD”) and international long distance service (“ILD”);

  data transmission;

  dedicated lines (direct lines dedicated to a customer’s exclusive use);

  terminal equipment sales and leasing;

  public telephone service;

  interconnection services (connecting calls from long distance, mobile and local telephone networks to Telefónica Chile’s local telephone network);

  security systems services (alarm monitoring through telephone lines);

  value-added services (including the sale of telephone numbers, such as “600,” “700” and “800” numbers for toll calls, to providers of telephone-based services, and the provision of supplementary services and direct dialing); and

  pay television services.

     The Company provides all of its fixed telephony services through its own digital telecommunications network, including local telephone service and interconnection services. In addition, the Company’s subsidiary Telefónica Larga Distancia S.A. (“Telefónica Larga Distancia”) provides substantially all of its domestic and international long distance services with its own equipment and long distance network.

     Chilean law currently requires companies to obtain licenses from the government before providing many telecommunications services. Telefónica Chile holds licenses to provide local telephone service and data transmission services throughout Chile. The Company also holds licenses to provide long distance service throughout Chile and internationally through its subsidiary Telefónica Larga Distancia. In addition, Telefónica Chile, through Telefónica Empresas, holds nationwide public service data transmission licenses for an indefinite term.

     Moreover, the Chilean Government sets the maximum prices, fees and charges that Telefónica Chile may charge for certain services, including local telephone service, public telephones, interconnection services and related administrative services, unbundled network services, and line connections. The regulation applies to the Company’s fixed monthly charge, variable charge, connections and other installations, access charges for rural companies, the number for information services through an operator, access charges and interconnection, and public telephones. In 2007, approximately 22% of Telefónica Chile’s total operating revenues were generated through the provision of services subject to tariff regulation. The Chilean Government does not currently regulate the prices that Telefónica

Chile charges for its other products and services, including, among others, long distance, data transmission, broadband, pay television, value-added services, directory advertising, and sales and leasing of terminal equipment.

Telecommunications Products and Services

     The Company’s primary business focus in 2007 was on marketing its “Duo” and “Trio” voice, broadband and television bundles, whose main feature is the flexibility given to customers to choose the services they desire according to their specific interests. In other words, customers may build their own service bundles with the number of voice minutes, the broadband speed and the television plan that suits their personal preferences. As of December 31, 2007, 54% of all Company customers had subscribed to more than one product with Telefónica Chile compared to 41% in 2006. The main products and services offered by the Company are described below:

     Telephone Service (Voice)

     The Company provides basic telephone services to its customers over the public telephone network in two forms:

     Regulated Plans

     Regulated plans include telephone line service (fixed monthly charge) and variable charges that includes local traffic defined as measured local service (“MLS”) and traffic from local lines to Internet and mobile telephones (“local tranche”).

     Minute Plans (Tariff Flexibility Plans)

     In order to mitigate the adverse impact of regulation and the decrease in traffic and other negative factors affecting fixed-line revenues, Telefónica Chile has focused on offering various non-regulated services over its local network infrastructure, thus adding value to existing fixed lines and mitigating the decrease in revenues per line. Starting in 2004, as an alternative to the regulated plan, the Company began to market Flexible Plans (see “Regulatory Framework” below) such as: (i) Planes de Minutos (“minute plans”), consisting of telephone service with a certain number of minutes for a monthly charge; (ii) Línea Económica (“Economy Line”), consisting of a monthly amount from which customer calls are deducted, allowing for additional calls to be placed using prepaid cards; (iii) Línea Súper Económica (“Super Economy Line”), which enables customers to make calls for a certain number of minutes through prepaid cards charged on a monthly basis; and (iv) bundled services, such as broadband plus minute plans.

     During 2007, 439,224 new fixed lines were connected, a 14.4% and 22.6% increase in new line connections as compared to 2006 and 2005, respectively, and 475,648 lines were disconnected, a 21.9% decrease compared with 2006 and a 38.0% increase compared with 2005. As a result, lines in service under fixed telephony as of December 31, 2007 totaled 2,179,205, representing a decrease of 1.6% as compared to December 31, 2006 and a decrease of 10.7% as compared to December 31, 2005. Of the 2,179,205 lines in service as of December 31, 2007, 11% were corporations, 18% were small business and professional clients, 69% were residential and 2% were wholesalers.

     The following table sets forth certain fixed-line performance and line connection information for the periods indicated.

	For the year ended December 31,

	2003	2004	2005	2006	2007

Lines installed	3,037,267	3,043,379	3,007,432	3,021,487	3,032,522
Fixed lines in service	2,416,779	2,427,364	2,440,827	2,215,629	2,179,205
Average fixed lines in service	2,558,291	2,406,266	2,451,356	2,332,634	2,185,823
Lines per 100 inhabitants(1)	16.1	15.0	15.1	13.4	13.1
Number of new lines connected	308,266	343,318	358,088	384,003	439,224
Number of lines disconnected	578,182	332,733	344,625	609,201	475,648
Defects per line (annual average)(2)	0.35	0.40	0.44	0.54	0.52
Local traffic (in millions of minutes)(3)	15,178	13,759	12,012	9,643	8,395

________________________________________
(1)
Telefónica Chile fixed lines per 100 inhabitants. Population figures until 2005 are presented according to projections from the 2002 Census. Population figures for following years are based on internal estimates: 16.5 million and 16.7 million inhabitants as of December 2006 and 2007, respectively.

(2)	Defects refer to any technical problems occurring in telephone lines, ADSL and equipment as well as in the Company’s external plant and central switches.

(3)	As of February 1, 2000, per-second billing was implemented.

     Over the past four years, Telefónica Chile’s fixed line traffic has decreased, mainly due to customers’ greater use of mobile services and electronic communications.

     As of December 31, 2007, 1,483,340 lines, which is more than a 12% increase compared with 2006, have been signed up for flexible tariff plans in accordance with Decree No. 742, which provides regulations governing the terms on which dominant local public telephony service operators may provide alternative plans and joint offers, representing 68.1% of the Company’s total lines in service and thus significantly contributing to the growth of the fixed-line market. Revenues from the new flexible plans represent 20.5% of consolidated revenues compared with 15.7% in 2006.

     Although the effective rates charged for flexible tariff plans are less than those charged in traditional plans, these types of products allow the Company to use the available capacity of the network to be more competitive.

     ADSL Broadband Services

     Telefónica Chile offers broadband ADSL technology to residential customers, small and medium enterprises customers and corporate clients, as well as to Internet Service Providers (“ISPs”) as resellers.

     Although broadband service is currently primarily used for high-speed Internet access, it also allows the Company to offer customers other services, such as virtual private networks (“VPNs”), security systems with remote monitoring from anywhere in the world (“Viginet”), e-learning, wireless connections, connections to a second computer, intranet IP telephony (voice over IP) for corporate customers and multimedia applications. The broadband service also allows the provision of value-added services, including online antivirus and firewall protection, parental controls for Internet ,and computer technical support, both remote and in-home.

     In 2007, broadband showed strong growth as a result of the Company’s bundling, flexibility and segmentation strategy, achieving an increase of 30.1% of total accesses by the end of the year. And as a result, the Company held first place with 50% market share. This growth has permitted the development of new services and content, with broadband serving as the primary gateway into Chilean households. In this context, various business initiatives were undertaken during the year, including a change in the ISP model under which Telefónica Chile became its own ISP for its customers, who in the past could obtain Internet connections only through other companies. The result is unified management and service, providing customers with a single contact point for all their needs, in addition to significant efficiencies due to process simplification. Value-added broadband services were also improved, with home wireless access promotions and computer security packages. In addition, the hotspot platform was enhanced through an alliance with Movistar, a mobile telephone operator, enabling customers to surf the web using the mobile data network and Telefónica Chile’s hotspots with the same product.

     As of December 31, 2007, ADSL connections totaled 644,522, representing an increase of 30.0% and 105.1% with respect to 2006 and 2005, respectively, of which 81% were residential customers, 16% were small businesses and professional clients, 2% were wholesalers and 1% were corporate clients. The following table sets forth the number of ADSL connections in service as of the dates indicated:

	As of December 31,

	2003	2004	2005	2006	2007

ADSL connections in service	125,262	200,794	314,177	495,479	644,522
ADSL/Lines in service	5.2%	8.3%	12.9%	22.4%	29.6%

     In 2007, revenues from broadband were Ch$101,632 million (US$204.5 million), which represents 16.1% of total consolidated revenues. Revenues from broadband have grown by 54.4% and 116.0% compared to 2006 and 2005, respectively.

     Digital Television

     On June 14, 2006, Telefónica Chile launched its pay satellite television service with a flexible marketing format unique to the local market.

     Telefónica Chile was the first company to provide flexible pay television. Customers pay for what they watch, which means that the services are tailored to the interests and budget of each home. The plan is known as the Telefónica digital television offering, and it offers an entry-level plan for Ch$9,900, including a selection of the channels in greatest demand such as Disney Channel, Discovery Kids, Discovery Channel, Cartoon Network, TNT, Sony, Warner, ESPN football channel and Fox. For a variety of prices, the customer has the opportunity to add an assortment of thematic or premium movie plans, family, sports and premiere film channels under this format.

     The service provides national coverage and offers additional services to customers, which include, among others, parental control, an on-screen programming guide, program reminders, access to pay-per-view service and a thematic search feature. In order to provide this service, the Company invested in information technology systems and software as well as equipment for installation in customers’ homes, such as satellite receivers and set-top boxes. In addition, the Company incurred costs associated with satellite transmission services and content acquisition. After one year of offering this service, the Company launched broadband television service (“IPTV”), starting a gradual deployment of this project by initially providing service only to a limited number of clients as a trial. The service is offered in areas where the Company’s network counts with the required technological infrastructure in Santiago. This service constitutes part of the digital television flexible contents offer, and includes interactive functionalities like video on demand (“VoD”), by which clients have available a wide and diverse range of films, series and audiovisual content from a digital library with more than 200 hours of content. Telefónica Chile is the first Latin American company to provide this technology. Moreover, in September 2007, the personal video recorder (“PVR”) service was launched, which allows users to record programs and pause, forward and rewind live programming.

     The pay television service is provided by the Telefónica Multimedia Chile S.A. subsidiary, and it is marketed in bundles: “Dúo,” combining television and fixed telephony and “Trío,” combining television, fixed telephony and broadband service. About 15% of the Company’s total clients have subscribed to the television service.

     Growth is achieved by providing flexibility to customers, who can purchase a convenient service tailored to their interests and budgets. As of December 31, 2007, after only 18 months of operation, the Company had 219,916 pay television customers, representing a 17% market share and making it the second-largest pay television operator in the country.

     Other Additional Services

     Prepaid Services

     Prepaid services have supported the development of flexible plans. The prepaid service known as Tarjeta Línea Propia (“TLP”) allows customers to have their own versatile, portable virtual line, while controlling and managing their telecommunications expenses. Users can make calls from any fixed telephone, public phone or enabled mobile phone, and surf the web on a broadband connection using Wireless Fidelity (“Wi-Fi”) or through dialup access. Additionally, the TLP allows customers to charge the Super Economy Line. Moreover, in addition to the physical TLP, this year the Company began selling an electronic version. As of December 31, 2007, 15.8 million TLPs were sold at Ch$1,000 each, representing a decrease of 1.2% over 2006 and an increase of 5.3% over 2005. The total number of prepaid lines reached 360,558 in 2007, which is practically unchanged with respect to 2006 and represents a decrease of 32.5% from 2005.

     Public Telephones (Payphones)

     Telefónica Chile offers public telephony services and is responsible for the installation and operation of its own public telephones on public roadways and in indoor areas, the marketing of public telephone equipment to private third parties and fixed telephony installation. Currently, the public telephony market in Chile is made up of seven operators and numerous private parties. Telefónica Chile has a market share of approximately 33% of payphones. The revenues in this business area are generated by traffic on public phones owned by the Company, the management of its own call centers, maintenance agreements for indoor installations, and post-sales maintenance and business support services provided to third parties such as owners of public telephones purchased from the Company.

     As of December 31, 2007, the Company had installed a total of 9,626 smart public telephones, representing a decrease of 3.7% from 2006 and 4.3% from 2005, which allow the use of coins or prepaid cards to make calls. As of December 31, 2007, the Company had installed 10,459 licensee telephones and community lines, representing a decrease of 0.6% from 2006 and 20.5% from 2005, located inside buildings and communities which allow calls to 800 numbers, prepaid card calls and the use of the automatic collect call service. Revenues from public telephony in 2007 were Ch$8,439 million (US$17.0 million), which represents 1.3% of total consolidated revenues and a decrease of 21.1% and 21.6% with respect to 2006 and 2005 public telephony revenues, respectively.

     Alarm Monitoring and Security Services

     Telefónica Chile, through its subsidiary Telemergencia, offers alarm monitoring services to residential customers and SMEs through telephone and/or cell phone connection to a security platform manned by qualified personnel. Telemergencia is the second-largest alarm monitoring company in the domestic market, according to client numbers, with broad coverage at the national level.

     In 2007, Telemergencia developed a variety of monitoring plans with value-added services which allow customers to choose the plan that best suits their needs. As of December 31, 2007, the business had 49,616 customers, a decrease of 9.8% from 2006 and 18.9% from 2005. Revenues from Telemergencia in 2007 were Ch$8,125 million (US$16.4 million), which represents 1.3% of total consolidated revenues and a decrease of 14.3% and 8.3. % with respect to 2006 and 2005.

     Value-Added Services

     Telefónica Chile markets value-added services to its fixed telephone service customers. Such services include caller ID (incoming and call waiting), voice mail, call waiting, call forwarding, control of outbound traffic to mobile phones, and information and entertainment services (600 and 700 numbers).

     Telephone Directories

     Under a business agreement with Impresora y Comercial Publiguías S.A. (“Publiguías”), Telefónica Chile receives a percentage of the revenues generated by Yellow Pages and White Pages advertising sales. This agreement was renewed in June 2006 for a five-year period with automatic two-year renewals. Publiguías prints and distributes telephone directories from the customer database provided by Telefónica Chile.

Long Distance

     The Company provides a broad offering of domestic and international long distance services, including public and private voice, data and video services, through its subsidiary Telefónica Larga Distancia. The LD services and products provided by the Company are not subject to tariff regulation. The LD business segment also includes the rental of Telefónica Larga Distancia’s LD network to other telecom operators, such as other LD carriers with and without their own networks, as well as mobile companies, including Telefónica Móvil, which was sold by Telefónica Chile in July 2004, and ISPs. Telefónica Larga Distancia, like many other LD operators, has a business area dedicated to international businesses. This area is involved in negotiating settlement rates and volumes for incoming and outgoing international traffic with different international operators, as well as establishing agreements for the intermediation of international traffic among LD carriers.

     During 2007, the Company recorded an increase of 0.2% in Domestic LD (“DLD”) traffic compared to 2006 and a decrease of 9.8% compared to 2005 due to the growing use of mobile telephones, e-mail and Internet, and the increase in lines blocked for LD calls. On the other hand, in terms of International LD (“ILD”) business, traffic increased 8.8% compared to 2006 and increased 12.1% compared to 2005, primarily owing to the increased competition in prices for ILD destinations.

     The following table sets forth traffic information for DLD and ILD telephone traffic carried by Telefónica Larga Distancia for the periods indicated.

	2003	2004	2005	2006	2007

DLD traffic (in millions of minutes)	647	664	602	542	543
Outgoing ILD traffic (in millions of minutes)	64	67	66	68	74

     The business continues to face major challenges as a result of increased penetration by the mobile industry, which is replacing long distance telephone service. In addition, there has been a significant shift in the way Chileans communicate towards e-mail and the Internet. As a result, the Company’s strategy has been to maximize installed capacity and to create innovative product plans that generate traffic, ensure customer loyalty and allow it to lead the industry. In 2007, the Company launched two unlimited minute plans aimed at residential customers—Países sin Limites (“Unlimited Countries”) and Llamadas sin Límites (“Unlimited Calls”)—as well as the Directo a Casa (“Direct to Home”) plan that allows customers to call home at a fixed monthly fee from any public telephone in Telefónica Chile’s public telephone network located anywhere in the country.

     In addition, to improve the return on domestic and international LD network capacity, the Company is serving other telecommunications operators’ voice transport and capacity needs, including intermediary service companies with and without their own networks, mobile companies and ISPs.

     In 2007, revenues from LD were Ch$58,435 million (US$117.6 million), which represent 9.2% of total consolidated revenues. Revenues from LD decreased by 7.7% and 8.1% compared to 2006 and 2005, respectively.

     The main sales channels through which the Company offers its long distance products and services are direct telemarketing sales campaigns conducted by third parties. The Company also uses third-party call centers to sell DLD and ILD traffic plans and other products, such as prepaid cards.

Corporate Customer Communications and Data

     The corporate communications business, through the Telefónica Empresas subsidiary, has the mission of providing a comprehensive response to the communications needs of the larger and more complex organizations established in Chile. Clients of Telefónica Empresas include government ministries, public institutions, associations, and large corporations, both national and international, that are involved in a broad range of economic activities.

     “Communications” play an essential role in the mission-critical processes of these clients. For this reason, the services provided by Telefónica Empresas are subject to continuous challenges, which include increasing capacity, availability and quality standards, and the need for progressive convergence and integration of different technologies. By integrating technologies, this company delivers solutions that add value to its clients’ businesses, meeting their requirements more efficiently.

     One of the primary services provided by Telefónica Empresas is data transmission, mainly through IP based services. In some cases, circuit-based solutions and value-added services are delivered through data links such as Frame Relay and ATM. Telefónica Empresas also provides corporate clients with basic telephony solutions, advanced solutions, private IP telephony and IP Centrex solutions based on the Next Generation Network infrastructure. In addition to providing a range of solutions such as PABX, videoconferencing and point-to-point data circuits, Telefónica Empresas offers advanced telecommunications solutions in the form of consulting projects, professional services and outsourcing. Also, Telefónica Empresas has a data center where client equipment and information can be housed, helping clients protect business continuity by providing a main or backup storage site. In 2007, an additional 200 square meters were made available, which has made possible the expansion of services.

     In 2007, revenues from the corporate customer communications and data business segment, which include revenues from equipment sales and rental, data transmission services and complementary services, amounted to Ch$82,256 million (US$165.5 million), representing 13.0% of total consolidated revenues. Revenues from this segment have increased 0.6% compared to 2006 and decreased 4.1% compared to 2005.

     The following table sets forth information regarding some of the Company’s data services as of the dates indicated.

	As of December 31,

	2003	2004	2005	2006	2007

Dedicated IP connections	7,018	10,377	10,869	12,634	15,581
Datared (circuits)	10,820	9,770	5,821	5,353	4,808
Frame Relay (points)	5,016	3,892	2,621	1,930	1,865
ATM (points)	1,790	1,660	1,085	1,101	1,101

Other Businesses

     t-gestiona

     Telefónica Gestión de Servicios Compartidos Chile S.A. (“t-gestiona”), a subsidiary of Telefónica Chile, provides support services to all Company subsidiaries and other Telefónica Group companies.

     t-gestiona’s strategy is focused on positioning itself as a provider of shared services, mainly within the Telefónica Group. Its services include, without limitation, logistics, e-learning, accounting, insurance, collections, payroll, real estate management and general services.

     Fundación Telefónica

     Fundación Telefónica is a non-profit organization whose mission is to develop and channel the community and cultural activities of the Grupo Telefónica companies in Chile.

Market and Competition

     The telecommunications industry in Chile, including the pay television business, achieved sales of US$6.0 billion in 2007, an increase of 17% from 2006. This increase was largely driven by mobile growth and broadband development. Additionally, it is estimated that investment in the industry in 2007 was approximately US$1.4 billion.

     In 2007, the industry advanced with great momentum toward full market availability of integrated services. In the residential segment, there was significant growth in the area of bundled voice, broadband and television. A similar situation is developing in the small and medium enterprises (“SME”) segment, where voice and broadband plans are becoming available. The corporate communications segment is witnessing a consolidation of IP networks, making it possible to offer voice and data and facilitating integration toward IT-based business processes. Additionally, there has been massive, across-the-board growth in mobile communications in all of Chile’s social and business strata.

     At the country level, there has been a clear consolidation of a competitive model based on “overlapping” networks that primarily employ the following access technologies:

  Four operators with copper pair and ADSL broadband technology, with estimated potential coverage of 65% of the country’s 4.5 million households and a majority of businesses.

  Coaxial network concentrated in one cable television company with potential coverage of almost 53% of all households.

  Fiber optic networks for corporations with an approximate length of 25,000 kilometers, operated primarily by four operators.

  Mobile coverage using the GSM standard in close to 95% of the country’s inhabited territory; mobile service provided by three companies.

     Nationwide, a competitive model based on network infrastructure that mainly uses copper pair (“ADSL”), coaxial, optic fiber and wireless technologies (“3G”, “WiMax”, “PHS”) remains in place. During 2007, the consolidation of bundled services generated a new competitive focus among diverse sectors’ operators, which created their own services or alliances with third parties. As a result, almost all fixed operators in the residential segment offer bundled services of voice, broadband and pay television. A similar situation exists in the SME segment with offers of voice plans and broadband. In the corporate segment, operators offer bundled solutions that allow corporations to consolidate their IP networks for transmitting voice and data, simplifying the integration of business processes based on IT. Similarly, mobile communications have grown in the country, becoming a mass service and penetrating all segments of the population.

     In the context of solutions of wireless last mile, Telmex launched the WiMax service for voice and broadband, VTR stated its intention of expanding its current coverage under the same technology and Telsur continues to implement its wireless telephony services.

     One of the more relevant events of 2007 was Telmex’s entry into the residential segment through an offer of bundled services of telephony, broadband and satellite television. The telephony and broadband services are provided over wireless WiMax access, while its acquisition of ZAP TV allows it to bundle these services with satellite television.

     In mobile business, 3G technology was included in the operators’ sale offers, which runs through UMTS and HSDPA standard.

     The following chart shows the business segments in which the main Chilean telecommunications companies operate:

Company	Fixed Telephony	Broadband (1)	Long Distance	Mobile Communications	Data Transmission	ISP Corporate	ISP Residential	Pay Television (9)

Telefónica Chile(2)	✓	✓	✓		✓	✓	✓	✓

T. Móvil de Chile S.A.(3)			✓	✓

ENTEL(4)	✓	✓	✓	✓	✓	✓	✓

VTR(5)	✓	✓	✓				✓	✓

Claro(6)				✓

Telmex Chile(7)	✓		✓		✓	✓	✓	✓

Telefónica del Sur	✓	✓	✓		✓	✓	✓	✓

Terra Networks							✓

CMET	✓	✓	✓				✓	✓

Direct TV								✓

GTD - Manquehue (8) .	✓	✓	✓		✓	✓	✓
________________________________________
(1)	Broadband with last mile access. Does not include resellers or ISPs and does not consider dedicated accesses to corporations.

(2)
In July 2004, the extraordinary shareholders’ meeting of Telefónica Chile approved the offer made by TEM to acquire 100% of the Company’s subsidiary, Telefónica Móvil de Chile S.A. See “Item 4. Information on the Company—History and Development of the Company—Divestitures.”

(3)	Includes operations from Bellsouth Chile acquired by TEM in 2004. The Antitrust Commission approved the merger of both companies in January 2005.

(4)	Telecom Italia sold its stake in Entel Chile (55%) to Chilean investors in 2005.

(5)	Includes Metrópolis Intercom merged in July 2005.

(6)	Until July 2006, it was named Smartcom. It was acquired by América Móvil in August 2005.

(7)	Includes operations from AT&T Chile (at present known as Telmex Chile) and Chilesat Corp.

(8)	Includes Manquehue Net, which was acquired by GTD in September 2005.

(9)	Only those companies that own the infrastructure to provide the service.

Telefónica Chile faces intense competition in every aspect of its business activities. Unless otherwise indicated, all statements regarding the competitive position of Telefónica Chile are based on the Company’s internal estimates.

     Fixed Telecommunications

     The fixed telephony market in Chile reached approximately 3.4 million lines as of December 2007, reflecting an increase of close to 2% with respect to year-end 2006. The rate of penetration of fixed lines, as of December 2007, was 20.2 lines per 100 inhabitants, slightly higher than the 19.8 rate for 2006.

     Although Telefónica Chile operates approximately 65% of the local fixed lines in service in Chile, its market share has been declining for the past six years because of intense competition in key niches of the market due to the aggressive offers of competitors.

     Currently, there are ten operators that provide fixed telephony service and, in the aggregate, operate the total number of fixed lines in service in Chile as of December 31, 2007. In certain areas of the Santiago Metropolitan Region, Complejo Manufacturero de Equipos Telefónicos S.A.C.I. (“CMET”), GTD S.A. (“Grupo Teleductos”), that includes operations from Manquehue Net and Telesat S.A., VTR Telefónica S.A. (“VTR”), which is an 80% subsidiary of Liberty Media, Entel Telefonía Local S.A. (“Entelphone”), which is a local telephony subsidiary of Empresa Nacional de Telecomunicaciones S.A. (“Entel”), and Compañía Nacional de Teléfonos (“Telefónica del Sur” or “Telsur”), hold licenses to provide local service. Furthermore, two companies, Telsur and its subsidiary Compañía Telefónica de Coyhaique S.A. (“Telcoy”), have licenses to provide local service in southern Chile—Telsur in Regions X and XI and Telcoy in Regions XI and XII. Additionally, Telmex operates in the corporate segment of the main cities in the country after acquiring Chilesat’s operations in 2003, and recently entered the residential segment with an offer of bundled services. Apart from Telefónica Chile, three other companies provide local telephone service in rural areas. Telefónica Chile also competes with providers of private communications systems, particularly in areas of significant business activity.

     Broadband

     Broadband connections (ADSL, cable modem and Wireless Local Loop (“WLL”)) in Chile currently represent 99% of all Internet connections (broadband, narrowband and dedicated). Broadband penetration of total homes in Chile (calculated as “total accesses”/”total homes”) has increased from 23% in 2006 to 29% at the end of 2007. Moreover, broadband connections grew to 1,300,000 by year-end 2007, a 26% increase, while dial-up access dropped by 54% to 30,000 connections. As of December 2007, ADSL broadband connections represented 59% of the country’s total broadband use. Also during 2007, the deployment of Wi-Fi continued, enabling cable-free high-speed Internet connections. As of December 2007, there are an estimated 525 “Hotspots” installed throughout the country.

     There are eight operators in the Chilean broadband market (broadband being defined as connections of 128 kbps or more) using the different technologies. One of the eight operators provides broadband service utilizing cable modems (VTR, which merged with Metrópolis Intercom). Four use only ADSL technology (Telefónica Chile, Telefónica del Sur, GTD and CMET). Additionally, Entel utilizes ADSL and WLL technology and Telmex utilizes ADSL and WiMax. The Company estimates that, as of December 31, 2007, its ADSL service (including direct sales and as a wholesale provider) accounted for approximately 50% of all broadband access offered in Chile.

     Long Distance

     The LD telephony market in Chile maintains its trend toward decreased traffic, observed since 1999. Thus, annual domestic LD traffic decreased by 10.8% in 2007, while international LD traffic fell by 9.9% . These results are primarily due to the growth in mobile telephony and Internet communications.

     Although there are 39 operators authorized to offer LD services in the country, as of December 2007, only 30 offered the service and 17 of those companies accounted for approximately 99% of all LD traffic. Three of these companies, Telefónica Larga Distancia, Entel and Telmex, operate their own LD networks. These three operators accounted for 81% of DLD traffic and 91% of the outgoing ILD traffic in 2007, according to Company estimates. The following companies are the other main operators which offer LD services in Chile under the Multicarrier System: Telefónica del Sur Carrier S.A., a subsidiary of Telefónica del Sur; GTD Larga Distancia S.A.; VTR Global Carrier S.A.; Micarrier Telecomunicaciones S.A., a subsidiary of Entel; and Telmex 171 (formerly Carrier 171 Chilesat) and AT&T Chile S.A., both subsidiaries of Telmex. In 2007, Telefónica Larga Distancia’s market share represented approximately 41% of DLD voice traffic and 41% of outgoing ILD voice traffic, maintaining market leadership in DLD and in ILD, according to Telefónica Chile estimates.

     Corporate Customer Communications and Data

     Strong competition remains in the corporate communications and data transmission market in Chile because of the ongoing aggressiveness exhibited by operators. Operators are continuing to migrate their traditional services (ATM, Frame Relay and Datared) to IP networks and are expanding their services into outsourcing of IT services.

As of December 2007, there are eight operators in the country’s major cities and only three have national infrastructure coverage. Telefónica Chile estimates that as of December 31, 2007, its share of the total revenues generated by the market for these services was approximately 42%. In this market, the Company competes mainly with Entel, Telmex Chile (formerly AT&T Chile and Chilesat), Teleductos and Telsur.

     Security

     With a market share of 19%, Telemergencia is now the market’s second-leading alarm monitoring company, behind ADT, which has 46% of the market, according to Company estimates.

Mission and Corporate and Business Strategy

     Telefónica Chile’s mission is to lead the growth and innovative development of the information society in Chile by building relationships of deep-seated trust and mutual benefit with customers, employees, shareholders, the government and the country at-large.

     The Company harnesses its corporate values, technological innovations and communications solutions in the service of this objective, striving to improve the lives of its customers and contribute to the country’s welfare.

     In furtherance of its mission, in 2007, the Company invested more than US$290 million toward the development of broadband technologies and digital services such as digital television, data services and information technologies.

     Telefónica Chile’s corporate and business strategy is focused on making the Company more competitive and the leader in the Chilean telecommunications industry. Current market dynamics and new customer needs, such as coverage assurance, greater Internet connection speed or greater direct interaction with users, require Telefónica Chile to offer increasingly fast, flexible and attractive services and make them available at the customer’s request. Another important goal is to provide coverage for all socioeconomic sectors, making Internet access and simpler communications possible for the entire population.

     The execution of this strategy is based on Plan Ahora (“Plan Now”), an internal action plan built on the Company’s commitment to four strategic pillars: customers, employees, society and shareholders. The plan defines specific objectives for each and the initiatives undertaken to achieve these objectives.

     Shareholders: “The best combination of growth and profitability”

     Telefónica Chile maintains particular emphasis on constant innovation and on productivity gains, with the aim of growing profitably and in line with shareholders’ demands. Thus, the Company invests in businesses with the greatest potential impact, ensuring efficient operations and process management.

     Customers: “The best customer experience”

     The objective is to lead the industry in customer satisfaction. To achieve this, the Company promotes an organizational culture based on excellence, innovation and customer focus in all areas, emphasizing service delivery and customer care quality with a view to consolidating its competitive and market leadership position.

     Employees: “The best company to work for in the telecommunications industry”

     With a view to attracting the best talent and assembling a team that is not only the best but also motivated and keen to accomplish its goals, the Company has implemented an internal workplace management model that focuses on five areas of action: leadership, communications, compensation, development and recognition.

     Society: “Social commitment”

     The Company’s objective is to be recognized as a socially responsible company in light of its efforts to shrink the digital-social gap by providing broadband access to the low-income population and by contributing to education through digital literacy and connectivity programs at schools and through social programs

     In this context, the line of action by business area is as follows:

     Residential

     The objective is to grow and build customer loyalty through a leveraged bundled offering of services that include flexible minute plans, broadband, television and value-added services. A significant component of this strategy is to develop an extensive and innovative range of services on ADSL broadband, thus helping to make the digital home concept a reality and driving the market through interactive entertainment.

     SME

     The objective is to provide customers with flexible solutions and integrated services that meet specific needs in the area of information and communication technology, while offering competitively superior quality and service. The emphasis is on improving service by migrating to minute plans, increasing broadband speed and massively expanding solutions designed to integrate equipment, maintenance, and voice and data services.

     Corporate

     The objective is to maintain leadership by reinforcing long-term relationships with customers, developing deeper customer insight and offering comprehensive solutions through the IP-driven convergence of voice, data and video. Quality assurance will be the principal underpinning; consequently, efforts will be made to achieve a high degree of operations, service provision and resource management excellence.

     Wholesale

     The objective is to offer telecommunications solutions to industry operators and deliver a range of regulated and non-regulated services according to the needs of the sector, meeting legal requirements and industry quality standards.

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

  intermediate telecommunications services (services provided to companies that are holders of telecommunications licenses, as well as domestic and international LD services provided under the Multicarrier System); and

  broadcasting services, such as those provided by radio and television stations.

     Only corporate entities may obtain licenses. Licenses specify the conditions that the license holder must fulfill in order to install, operate and develop the service and business that are the subject of the license. Licenses granted since 1994 for public and intermediate services generally have 30-year terms and may be renewed indefinitely for 30-year periods at the request of the operator (although certain licenses held by Telefónica Chile have longer terms).

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

     The Telecommunications Law requires that holders of public telecommunications service licenses interconnect their networks to other networks providing the same type of service. This requirement is intended to ensure that subscribers and users of public services are able to communicate with each other, both inside the country and abroad. The same requirement applies to holders of intermediate service licenses for LD services, who are required to interconnect their networks to the local telephone network. The Chilean telecommunications authority, the Subsecretaría de Telecomunicaciones (“Subtel”), sets the tariffs applicable to services provided through the interconnection of networks, in accordance with the procedures established in the Telecommunications Law. The structure, level and indexing of these interconnection rates are fixed by a tariff decree.

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

     The following table provides the breakdown of those products and services offered by Telefónica Chile that are regulated under the 2004 to 2009 tariff regime (“Tariff Decree No. 169”) or are unregulated and that require or do not require licenses.

Services Subject to Tariff Regulation	Activities Not Subject to Tariff Regulation

License Required(1)	License Required	License Not Required

Local telephone service	Domestic long distance service	Sale of advertising in telephone directories

Access charges and interconnection	International long distance service	Direct marketing

Public telephones (1)	Mobile communications(2)	Sales and leasing of telephone and facsimile equipment and private exchanges (“PABX”)

Line connections	Public data transmission	Supplementary services
Unbundled network services(3)	Other unbundled network services(3)	Broadband

Pay television

________________________________________
(1)	All services subject to tariff regulation require licenses, except the public telephony. However, Telefónica Chile’s public telephony services are regulated.

(2)	The interconnection fee for calls to the mobile networks is regulated under the CPP structure. See “—Licenses and Tariffs— Calling Party Pays Structure” below. The mobile business was sold in July 2004.

(3)	Only the unbundling of the local network, as defined by the Antitrust Commission, is regulated.

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

  Multicarrier Long Distance Licenses. Under the Multicarrier System, Telefónica Chile’s long distance subsidiary, Telefónica Larga Distancia S.A. (formerly Telefónica Mundo), held 30-year renewable licenses beginning as of April 1993 to install and operate a nationwide fiber-optic network, a network of base stations and other transmission equipment, and to provide domestic and international LD services, including voice, data and image transmission, throughout Chile. The Company’s other LD subsidiary, Globus, also held licenses for an indefinite term to provide domestic and international LD services through central switches and cable and fiber-optic networks nationwide. Since the merger of Globus and Telefónica Mundo in 2006, all the aforementioned licenses are owned by Telefónica Larga Distancia.

  Public Service Data Transmission. In addition to the 30-year data transmission license previously mentioned, Telefónica Chile, through Telefónica Empresas, holds, as of March 1987, nationwide public service data transmission licenses for an indefinite term.

  Limited Television License. The Company’s subsidiary Telefónica Multimedia, formerly known as Tecnonaútica S.A. (see “Item 4. History and Development of the Company—Divestitures”), has a license to establish, operate, and use a part of the spectrum of the 2.6 GHz bandwidth in Santiago, Chile, for an indefinite period. The license was modified to be an intermediate telecommunications service concession, authorizing the frequencies used to communicate voice, data and images for a 30-year period. This period started on February 29, 2008. Since December 2005, Telefónica Chile, through Telefónica Multimedia, has held a nationwide 10-year renewable license to provide limited satellite television service. Additionally, in January of 2006, Telefónica Chile, through Telefónica Multimedia, was assigned a limited television service license to provide the service nationwide in the main municipalities, except Region III, through the Company’s xDSL broadband network for an indefinite period. Moreover, in March 2007, a limited television service license was granted in order to provide this service through the xDSL broadband network in the Metropolitan Region for an indefinite period.

     Development of Other Telecommunications Projects in Chile

  Wireless Local Loop. On May 17, 2001, five companies participated in the public bidding process for WLL licenses (3400 to 3600 MHz), which enable the transmission of voice, fax, Internet and data through switching centers to customers by antennas. Three nationwide licenses of 50 MHz each were awarded to Entel, Protel and Chilesat and three regional licenses of 50 MHz each were awarded to Entel (in all regions), Telefónica del Sur (in Regions VIII to XI) and to VTR (in the Metropolitan Region). Of these five companies, only Entel is developing its project. Telefónica del Sur is only developing WLL services in rural and suburban areas of Region X. Based on its evaluation of the project, Telefónica Chile decided not to participate in this process at the time.

  Wireless Local Telephony. On October 1, 2004, Subtel announced a public bidding process for wireless local telephony licenses (3400 to 3700 MHz), which enable the transmission of voice, data and images. This frequency may be used for Wi-Fi and Wi-Max developments, among others. On November 30, 2004, Telmex filed a protection measure with the Santiago Court of Appeals against Subtel for failing to recognize an alleged first option in the case of a tie in the bidding process. Additionally, on December 1, 2004, Entel filed an appeal with the Tribunal de Defensa de la Libre Competencia (“Antitrust Authority”) against Subtel, for excluding Entel from the bidding process since it already holds a license for 100 MHz in the 3400-3700 MHz frequency range. Under instruction from the Antitrust Authority, on December 14, 2004, Subtel temporarily suspended the public bidding process. On December 13, 2005, Subtel awarded the national license to Telmex Servicios Empresariales S.A. and ten regional licenses to VTR (Regions I to IX and in the Metropolitan Region). The licenses for Regions XI and XII were awarded to Telefónica Chile.

     The Tariff System

     Pursuant to the Telecommunications Law, prices for public telecommunications services and intermediary telecommunications services in Chile are not regulated unless the Antitrust Commission specifically rules that the conditions existing in the market are insufficient to ensure a free pricing system, in which case maximum tariffs for certain telecommunications services must be subject to tariff regulation. The Antitrust Commission may subject any telephony service to price regulation, except for mobile telephone services to the public which are expressly exempted under the Telecommunications Law. In addition, maximum prices for interconnection services (mainly inter-company access fees for network usage) are, as a matter of law, subject to tariff regulation and are set in accordance with procedures established by the Telecommunications Law.

     Also pursuant to the Telecommunications Law, once the Antitrust Commission has determined that tariff regulation is warranted, the structure, level and indexing of the maximum tariffs that may be charged for tariff-regulated services are fixed by a joint decree issued by the Ministry of Transport and Telecommunications and the Ministry of the Economy (together, the “Ministries”). The Ministries determine such maximum tariffs by applying to each regulated company an economic model based on the costs, efficiency and growth rates of a hypothetical company that provides only regulated services, and calculating a rate of return on such services in line with the hypothetical company’s market cost of capital. Telefónica Chile’s actual rate of return, however, may vary from the predictions of the model. Each maximum tariff takes into account the relevant cost components associated with providing the regulated service, and is adjusted monthly in accordance with the tariff index (the “Tariff Index”), as contemplated in the tariff structure and described below. A distinct Tariff Index exists for each individual regulated service that reflects the different theoretical cost components associated with each such service.

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

     Regulatory Framework

     The first five-year tariff period commenced in 1989, at which time the Antitrust Commission determined that the conditions prevailing in the local, DLD and ILD markets did not guarantee free competition and therefore would be subject to regulation. However, according to Resolution No. 515, in April 1998, the Antitrust Commission determined that only local services, public telephone services and line connections offered by dominant companies would be subject to tariff regulation. In addition, Resolution No. 515 included the unbundled network services among the services subject to tariff regulation. As of December 31, 2007, 13 contracts had been signed with eight companies for the provision of unbundled network services.

     On January 18, 2001, the Company estimated that market conditions had changed and consequently asked the Antitrust Commission to deregulate local telephone rates charged to the public, stating, in its opinion, that the then-existing market conditions had not yet warranted deregulation throughout the country. However, on July 11, 2001, by Resolution No. 611, the Antitrust Commission rejected the Company’s petition, although the Antitrust Commission asked the National Economic Attorney General’s Office to monitor the evolution of the market in order to detect changes as they occur that could lead to the deregulation of certain services in certain geographic areas. The Antitrust Commission also decided that Telefónica Chile could request authorization to offer alternative tariff plans and request the authority to issue complementary resolutions to Tariff Decree No. 187, which would allow for differentiated rates within each tariff area. In accordance with this decision, in the second half of 2001, the Company submitted a proposal to Subtel for alternative tariff plans for different customer categories. In this regard, on May 24, 2002, Subtel approved the Company’s proposal to offer prepaid service for fixed line customers. Moreover, on August 24, 2002, the Ministries issued Decree No. 455, which approved a high usage plan oriented toward residential customers and a very high usage plan oriented toward corporate customers, which were based on a flat monthly fee.

     In January 2008, Subtel asked the Antitrust Commission to determine whether current market conditions guarantee healthy competition. The Antitrust Commission remains in the process of evaluating the market.

     Tariff Structure for 1999 to 2004

     In April of 1998, the Antitrust Commission determined that Telefónica Chile would be regulated as the dominant operator in all regions of Chile, except in Region X and Region XI and Easter Island. As determined by the Antitrust Commission, the dominant operator for Region X was Telefónica del Sur, for Region XI was Telcoy and for Easter Island was Entelphone. Tariff Decree No. 187 was in effect from May 5, 1999 until May 5, 2004, setting maximum prices that the Company could charge for regulated services in those regions in which it was determined to be the dominant operator.

     Based on the Company’s estimates, the impact of the tariff structure defined by Tariff Decree No. 187 for the period 1999 to 2004 resulted in a 24.7% decrease in annual revenue derived from regulated services per telephone line for the Company in the first year, taking into account tariff reductions in the fixed monthly charge, the variable charge per minute and local tranche and access charges, and assuming stable traffic per line. This decrease included an average reduction of 17.1% in revenues from subscribers (fixed charge and variable charge) and of 72.9% in revenues from access charges paid by interconnected companies, which were mainly LD carriers.

     Tariff Setting Process for Telefónica Chile’s Services for 2004 to 2009: Tariff Decree No. 169

     On January 13, 2003, Telefónica Chile requested that the Antitrust Commission, on the basis that market conditions were sufficient to guarantee healthy competition, rule in favor of fully deregulating tariffs in specific geographical areas. The Company also requested that, in cases where conditions are not sufficient to guarantee competition, the Antitrust Commission define the services that will be subject to tariff regulation by the corresponding ministries, nonetheless affording the Company the flexibility to offer alternative tariff plans to the regulated rates without previous authorization.

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

     Thus, on October 13, 2003, the Antitrust Commission issued Resolution No. 709, unanimously approving the Company’s September 1, 2003 request for local telephony services tariff flexibility and making it possible to offer alternative plans within a framework of conditions to be subsequently specified by the regulator. The Company requested that, by way of general framework governing implementation of such tariff flexibility, the regulators confirm the terms previously set forth by the Ministries as part of the process.

     On February 26, 2004, a rule of procedures regarding how the Company may offer alternative tariff plans was published in the Official Gazette. A relevant aspect is that no previous authorization is required to offer these plans. Plans are not subject to maximum tariffs or predetermined structures, and may include joint offers with other telecommunications and non-telecommunications services. As of December 31, 2007, the Company had approximately 570 alternative plans subject to tariff flexibility.

     By Open Resolution No. 1,559, dated December 1, 2006, Subtel lowered the average monthly consumption of “heavy use” plans to 7,000 minutes per client for 2007, compared to 9,500 minutes for 2006.

     Resolution No. 686 of May 2003, also defined the services subject to tariff regulation by the Ministries for the 200 to 2009 tariff decree, which were substantially similar to the services regulated in Tariff Decree No. 187.

     In February 2005, Tariff Decree No. 169 was approved and published in the Official Gazette. Starting in May 2005, the Company began charging customers with the published rates retroactively from May 6, 2004, as required by the Telecommunications Law. The tariffs published on February 11, 2005 do not materially differ from those used to provision revenues from May 6, 2004 to December 31, 2004 in the Company’s consolidated financial statements. In addition to the new tariffs, Tariff Decree No. 169 also provides for seven tariff areas compared to four in the previous decree, three time slots (normal from 8:00 to 19:59 hrs.; reduced from 20:00 to 24:00 hrs.; and night from 0:00 to 8:00 hrs. on weekdays) versus two in Tariff Decree No. 187, adjustments in the composition of the tariff indicator and a new prepaid tariff. The average variation in tariffs between Tariff Decree No. 169 and the existing Tariff Decree, based on 2003 traffic, is as follows:

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

     A Tariff Index has also been defined to adjust monthly maximum regulated tariffs, which is different for the fixed monthly charge and the variable charges (including the variable charge per minute, the local interconnection charge and access charges) taking into account: (i) the monthly variation of the wholesaler price index (“WPI”) for domestic goods, (ii) the monthly variation of the WPI for imported goods, (iii) consumer price index, (iv) wholesaler price index, (v) access charge index (for variable charge only) and (vi) the prevailing corporate income tax rate. The use of the Tariff Index permits the Company to significantly minimize the impact of inflation on its revenues from tariff-regulated services.

     The following is the tariff index for Tariff Decree No. 169:

			Index of			Access
			wages and			charge
Index	WDGPI(1)	WIGPI(2)	salaries	CPI(3)	WPI(4)	index(5)

Fixed Charge	36%	21.3%	-	12.4%	30.3%	-
Variable Charge (MLS)	9.5%	34.0%	-	19.4%	26.3%	10.8%

________________________________________
(1)	WDGPI: Wholesaler domestic goods price index

(2)	WIGPI: Wholesaler imported goods price index (U.S. dollar component)

(3)	CPI: Consumer price index

(4)	WPI: Wholesaler price index

(5)	Access charge index: A composite of access charges for non-Telefónica Chile operators

     Tariff Setting Process for Telefónica Chile’s Services for 2009-2014

     In April 2008, Telefónica Chile presented its technical and economic basis for a new Tariff Setting Process for the Company’s regulated services for the period from 2009-2014. Subtel will present its basis in May, and if there are significant differences, either party may request a review by a panel of experts. In November 2008, the Company will have to present a tariff proposal and in March 2009 Subtel will issue an objections and counterproposals report. Finally, a new Tariff Decree for the period 2009-2014 will commence on May 5, 2009 and continue for a five-year period.

     Multicarrier System

     On March 10, 1994, Law No. 19,302 amended the Telecommunications Law to introduce the Multicarrier System for LD services. Among other things, the Multicarrier System permits local telephone service providers to obtain licenses to supply domestic and international LD services through a subsidiary or affiliate using their own equipment. Under this system, users are able to select LD carriers on a dialed or pre-subscribed basis.

     Calling Party Pays Structure

     Calling Party Pays (“CPP”) was implemented on February 23, 1999. Under this tariff structure, local telephone companies pay mobile telephone companies an interconnection charge for calls placed from fixed networks to mobile networks.

     On April 12, 2004, the Chilean General Comptroller approved the tariff decrees for mobile interconnection tariffs and interconnection facilities of the mobile telephony networks, applicable to the operators in this market for the 2004 to 2009 period, which were published in the Official Gazette on April 14, 2004. These decrees were applied retroactively to January 23, 2004 for mobile operators, except for Telefónica Móvil de Chile S.A. for which it is applied retroactively to February 12, 2004. The tariff decrees stipulate three time slots defined as “peak,” “reduced” and “night” and new per-minute tariffs for the period. The tariffs implied a decline of 26.5% in the first year compared to the average tariff in Chilean pesos as of December 2002 with a subsequent 0.5% decrease per year thereafter. The new tariffs imply an average decrease of 27.4% for the period of 2004 to 2009 in comparison with the average tariff in Chilean pesos as of December 2002.

     In July 2004, the Company sold its mobile subsidiary and therefore is no longer regulated in this business. See “—History and Development of the Company—Divestitures” above.

     The tariff-setting process for the mobile companies, corresponding to the period 2009-2014, started when the definite technical-economic basis was notified by Subtel to the mobile companies.

     Lawsuit Against the State of Chile

     On October 31, 2001, Telefónica Chile filed an administrative motion for reconsideration with the Ministries, to correct the following errors in the issuance of Tariff Decree No. 187: a mathematical error in determining the fixed monthly charge for telephone line service; unlawful application of the depreciation method; failure to consider the costs of telephone directories; incorrectly assuming lower investments related to the location of switching centers; erroneous application of the same local telephone service non-payment rate to the CPP service; and failure to scale access charges and local tranche charges. On January 29, 2002, the Ministries issued a joint response rejecting the administrative motion filed by Telefónica Chile.

     Upon exhausting the administrative recourses available to correct what the Company believes are illegal actions taken in the tariff-setting process discussed above, in March 2002, Telefónica Chile filed a lawsuit for damages against the State of Chile. This legal action seeks damages in the amount of Ch$181,038 million (US$274 million, historical value as of the date of the lawsuit), plus adjustments and interests, covering past and prospective losses through May 2004 arising from errors incurred in Tariff Decree No. 187. Experts’ reports have been presented on various aspects of the case supporting the position held by Telefónica Chile’s position. On March 29, 2005, the judge called the period of discussion and proof provision from the interested parties to a close, in order to issue a sentence in first instance. In March 2008, the trial court rejected the Company’s claims. The Company is appealing this decision.

     For further information, see “Item 8. Financial Information—Legal Proceedings.”

     Voissnet Lawsuit

     On March 14, 2005, Telefónica Chile responded to the complaint filed by Voissnet before the Antitrust Commission alleging Telefónica Chile attempted to hinder free competition and the development and growth of broadband, particularly broadband IP telephony, by contractually prohibiting the provision of telephone services through the Internet broadband service provided by Telefónica Chile. Voissnet requested the Antitrust Commission to obligate Telefónica Chile to allow third parties to provide IP telephony through the Internet using its ADSL.

     On October 26, 2006, the Company was notified of the Antitrust Commission’s ruling. The ruling accepted, in part, the complaint filed by Voissnet and the requirement of the National Economic Attorney General’s Office, and fined Telefónica Chile 1,500 Annual Tax Units (approximately Ch$616 million or US$1.2 million) (hereafter, “UTA”). On November 8, 2006, Telefónica Chile filed an appeal before the Supreme Court asking that the sentence be revoked and the Company be exonerated from any sanction.

     On July 4, 2007, the Supreme Court partially overturned the ruling of the Antitrust Commission, and reduced the fine from 1,500 to 556 UTA (approximately Ch$228 million or US$0.5 million). Its decision also overturned part of the Antitrust Commission’s ruling, which allowed Voissnet to act without a concession, and left in force the clauses that declared that broadband in a non-regulated service does not require a concession.

Key Proposed Changes to the Regulatory Framework

     Commission of Telecommunications Experts

     On May 17, 2006, the Minister of Transportation and Telecommunications convened a commission of experts for the purpose of preventing regulations from becoming obsolete. This commission performed its duties in two stages. During the initial stage, over a 90-day period, terms of reference for a telecommunications industry review were crafted. The second stage called, over the course of one year, for proposing regulations consistent with industry demands, generating greater competition, eliminating barriers to entry, and identifying consumer guarantees and rights.

     On October 11, 2006, the commission of experts issued a report entitled “Strategic Review of Telecommunications Regulations–Terms of Reference,” containing terms of reference for a future review of the telecommunications industry and identifying basic policy considerations which include the promotion of competition, tariff and access fee regulation, radio-electric spectrum management, equitable access to basic telecommunications services, quality of service and the regulatory institutional framework.

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

     As a participant in the aforementioned public inquiries, the Company studied the proposal and submitted its opinion and legal objections. These included the fact that most of the provisions contained in the proposal were a matter of law and not of resolution, while other aspects of the proposal impaired rights which are guaranteed by the Constitution.

     The proposal for IP telephony defined a special type of telephony over broadband, which is provided over existing infrastructure and with lower regulatory requirements than traditional telephony. This discriminates against traditional local operators, which are subject to different conditions for the same service. The Company, along with other operators, presented its comments on, and legal objections to, the proposal, calling it, among other things, discriminatory and likely to inhibit investment in new infrastructure and broadband.

     On December 20, 2006, Subtel made a public inquiry on the proposed rules governing public voice over IP. As was required, Telefónica Chile provided its comments and proposals on January 26, 2007.

     From the new regulation presented by Subtel, the most relevant proposals were:

  The concessionaires of public telephone services and LD intermediate telecommunication services will be able to obtain concessions for the new service, without restrictions or limitations of any sort. This means that the regulation does not exclude or limit the participation of Telefónica Chile and Telefónica Larga Distancia.

  To provide public services of voice over IP, a concession obtained by supreme decree will be required.

  The concessionaires of the new services must establish and accept the interconnection with telephony public services networks. Costs of interconnections must be charged to the new operators.

  The coverage of the concession will be nationwide.

  The concessionaires of the new services must provide access to emergency services and will not be obligated to distribute phone directories.

  The concessionaires will be able to use the telephone service numbering.

  The regulation will come into effect 6 months from the date of the publication in the Official Gazette.

     Thirty companies provided comments. In general, the telephone companies approved of the regulation and favored the application of regulations similar to those of public telephone service to voice over IP. Companies from the computer sector, however, supported having less regulation over this service.

     As of December 2007, Subtel had submitted the regulation, but was awaiting legal compliance confirmation by the Office of the General Comptroller of the Republic.

     Public Inquiry on “Bill Amending Law No. 18,168 (the General Telecommunications Act) to Create a Panel of Experts to Resolve Disputes Arising in the Telecommunications Industry”

     On September 6, 2006, Subtel announced a public inquiry on a bill to create a panel of experts, made up of seven professionals, to resolve disputes in the telecommunications industry. The document proposes, among other things, a list of matters to be resolved by the panel, the panel’s powers and duties, its composition (five engineers and two attorneys named by the Antitrust Commission), and the areas where it lacks jurisdiction. The costs of the panel would be borne by the concessionaires on a prorated basis, which may take into account the value of their assets and/or the estimated number of disputes affecting them as well as the nature and complexity of these disputes.

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

     Public Inquiry on “Removing Obstacles for Telecommunications Development in the Short Term”

     On May 18, 2006, Subtel made a public inquiry to identify barriers and obstacles in the technical and regulatory standards that were impairing efficient market development in terms of competition, investment incentives and protection of users and customers of telecommunications services. In order to create a more equitable and competitive sector, the public consultation was ultimately aimed at identifying changes that could be made in the short term, such as repealing, amending, formally interpreting or making additions to any obsolete, ambiguous or missing legal provisions.

     On October 13, 2006, Subtel published a response to the 350 contributions received, addressing, among others, proposals by Telefónica Chile, Movistar, Telmex, Terra, Entel, VTR, Telefónica del Sur, Colegio de Ingenieros and Grupo GTD. Part of the response included a list of the commitments and actions that Subtel will take to address the problems. In accordance with its commitments made in the response document, Subtel is devoting efforts to help modify the technical norms. At present, 11 exempt resolutions that approve modifications of technical norms and regulations have been published.

     Public Inquiry on “Creation of an Office of Superintendent of Telecommunications”

     This bill aims at creating a jurisdictional separation between the setting of telecommunications policy and the monitoring and punitive preventive control of market operations. As of January 31, 2008, this draft bill is under analysis at Subtel.

     Public Inquiry on “Amendment of License Rules”

     This bill aims to give network operators and service providers a set of rules to eliminate bureaucratic procedures when initiating services. In view of technological advances leading to a convergence of networks and services, the proposed system is designed, among other issues, to replace the license and permit granting procedures currently required prior to initiating service. The new registration-based system would make it necessary to register before telecommunications service can be provided, but would eliminate the need for prior approval from regulatory authorities unless the service involves exclusive use of the radio spectrum.

     In addition, this bill:

  establishes differences between network operators and service operators;

  eliminates local and domestic long distance separation and DLD multicarrier, keeping it only for ILD;

  amends the freedom to determine service areas by providing that service areas originally listed upon registration may not be reduced;

  defines broadband as a “telecommunications service”;

  provides for higher penalties by increasing fines; and

  shortens the period for addressing service supply requests from two years to six months.

     Subtel has indicated that it will conduct a second public consultation on this issue.

     Network Neutrality Bill

     Aimed at ISPs and telecommunications access providers, the Network Neutrality Bill, among other provisions, maintains the prohibition against blocking, interfering with, discriminating against or hindering the ability of users to access, utilize, send, receive or offer any legitimate content, application or service through the Internet; requires access providers and ISPs to take action designed to ensure user privacy, virus protection and network security; and sets a 90-day period for Subtel to issue regulatory provisions for operating issues and identify practices restricting the free use of content or services. This bill is now at its second constitutional stage. Telefónica Chile has submitted a report, including comments and proposals, to the Senate Public Works, Transportation and Telecommunications Committee, including comments and proposals.

     Digital connectivity

     In 2007, Telefónica Chile jointly executed a Digital Connectivity Agreement with Subtel, Fundación País Digital, fixed and mobile telephony licensees, LD carriers, the Mobile Telephony Association and the Association of Internet Providers. By setting goals aimed at improving telecommunications service coverage, the agreement seeks to enhance collaborative efforts toward significantly reducing the digital gap. Goals include facilitating communications for the general public, attaining two million broadband access points, connecting 100% of rural schools, providing access to telecommunications services to 95% of the country’s rural population, and driving the country’s productive development through information and communication technologies.

     Telefónica Chile will participate in various work areas described in the Digital Connectivity Agreement. These include: digital connectivity regulations, competition and new technology, the Telecommunications Development Fund and corporate social responsibility, and indicators and tracking.

     Bill to Amend the Free Competition Act

     On June 6, 2006, the Chilean government announced a legal initiative seeking to amend the law on free competition to eliminate the implicit risks in market concentration. This initiative is aimed at taking preventive action and increasing the maximum penalty that the Antitrust Commission may impose from 20,000 to 30,000 Annual Tax Units (from US$17 to US$25 million). This bill is still under review in the Congress.

     Permit for Limited Cable Television Service

     By Open Resolution No. 1,605 dated December 23, 2005, Subtel granted Telefónica Multimedia Chile, a subsidiary of Telefónica Chile, a permit to operate limited satellite television service throughout Chile.

     In addition, pursuant to Subtel Resolution No. 81, dated February 21, 2006, Telefónica Multimedia Chile also holds a permit to provide limited television service over the Telefónica Chile broadband network for an unlimited term throughout the main communities of Chile, with the exception of Region III and the Metropolitan Region. The license to provide this service using that technology for some communities in the Metropolitan Region was granted through Subtel Resolution No. 260 in 2007.

     Subtel also issued a technical standard to the effect that cable television service may be provided by means of any technology over physical networks, thereby covering the use of the ADSL broadband network to provide television service.

     Public Hearings on Digital Terrestrial Television

     On November 17, 2006, Telefónica Chile S.A. participated in a series of public hearings on the introduction of digital terrestrial television (“DTT”) in Chile in order to help define the technical standard for DTT in Chile. The Minister of Transportation and Telecommunications opened the first public hearing and was joined by the Chairman of the National Television Council, representatives of the FUCATEL media observatory and representatives of the cable television company VTR Banda Ancha S.A.

     Subtel reported that the technical standard on DTT will be released when it is clear that the best option has been identified.

     Law Project that Modifies the Telecommunications Development Fund

     Currently, companies with public and intermediate telecommunications service concessions that offer LD services and companies with limited television service permits are required to participate in a Telecommunications Development Fund. In order to participate in this fund, these companies are required to create separate corporations, which are subject to the laws and standards governing publicly traded companies and to the regulation of the Superintendency of Securities and Insurance. On July 12, 2007, Law No. 20,196 was passed, modifying Article 28F of the Ley General de Telecomunicaciones, eliminating the obligation for concessionaires and permit holders of telecommunications services to create separate corporations when participating in public bidding processes of the Telecommunications Development Fund.

C. Organizational Structure

     Telefónica Internacional Chile owns 44.9% of all shares of Telefónica Chile and is a 99.9% -owned subsidiary of Telefónica Chile Holding B.V., which is an indirectly wholly-owned subsidiary of Telefónica S.A., which is a Spanish telecommunications company and is a public corporation listed on various European, American and Asian stock exchanges. Telefónica S.A. also has direct or indirect ownership interests in the following companies that operate in the Chilean market: Atento Chile S.A., Terra Networks Chile S.A., Telefónica International Wholesale Services Chile S.A., Telefónica Móviles Soluciones y Aplicaciones S.A. and Telefónica Móviles Chile S.A.

Subsidiaries and Certain Affiliates of Telefónica Chile

     The following chart sets forth the organization of Telefónica Chile’s subsidiaries and affiliates, all of which are Chilean corporations, except for TBS Celular Participações S.A., which is a Brazilian corporation. Percentage ownership information is as of December 31, 2007.

     Telefónica Chile’s business activities are managed through the following operating subsidiaries:

     During 2006, the Company underwent organizational restructuring to reduce costs and simplify the Company’s management. In January 2006, the indirect subsidiaries (Telefónica Internet Empresas S.A. and Tecnonaútica S.A.) became subsidiaries of Telefónica Chile. Additionally, on February 28, 2006, Telefónica Chile acquired the remainder of Compañía de Telecomunicaciones de Chile Equipos y Servicios S.A. and dissolved this subsidiary. As a result, the assets and liabilities of Compañía de Telecomunicaciones de Chile Equipos y Servicios S.A. were transferred to the Company, which is the continuing legal entity.

Subsidiaries and Related Companies

     Telefónica Larga Distancia

     Telefónica Larga Distancia S.A. (“Telefónica Larga Distancia”), formerly Telefónica Mundo S.A., a subsidiary formed in 1989, is the Company’s domestic and international long distance subsidiary carrier. See “—Business Overview—Licenses and Tariffs—The Tariff System—Multicarrier System” and “—Business Overview—Licenses and Tariffs—Licenses.”

     The Government granted Telefónica Larga Distancia licenses to provide domestic and international long distance services with its own equipment effective August 27, 1994.

     On October 14, 1998, Telefónica Chile completed its acquisition of 99.9% of the equity securities of VTR Larga Distancia, a telecommunications company offering data transmission and domestic and international long distance services throughout Chile. The LD business of VTR Larga Distancia was transferred to a newly created subsidiary, Globus, and the data transmission business of VTR Larga Distancia was later absorbed by Telefónica Empresas, the subsidiary which largely forms the Company’s corporate customers communications and data business area. In 2006, Telefónica Larga Distancia was formed out of the merger of Globus and Telefónica Mundo.

     Telefónica Larga Distancia currently operates the most extensive fiber-optic network in the country, stretching from Region I (the Peruvian border) to Region XII (Punta Arenas), including connections to Peru and Argentina. In 2006, a new tranche of the network was inaugurated from Region X (Osorno) to Region XII, passing through Argentina between Aduana Pajaritos (Region X) and Cerro Redondo (Region XII). In 2007, this connection was complemented with a new fiber optic link between Aduana Pajaritos and Puerto Natales (XII Region). Telefónica Larga Distancia also operates digital satellite and microwave links. In addition, Telefónica Larga Distancia participates actively in the development and use of submarine fiber-optic networks such as Unisur, Americas I, Americas II, Atlantis II, Columbus II, Panamericano, Maya I, TPC-5, Pencan 5, Taino Caribe, Sea Me We-3 and SAM-1 (TIWS), and in the Hispasat, Intelsat and Telesat (formerly Loral Skynet) satellite systems.

     Telefónica Empresas

     In 1992, Telefónica Empresas Chile S.A. (“Telefónica Empresas”) began operating Telefónica Chile’s private telecommunications services (including data transmission, and the sale and rental of networks and equipment) and managing the Company’s large business and institutional customer accounts.

     Telefónica Multimedia

     In February 2006, the Tecnonaútica subsidiary changed its name to Telefónica Multimedia, extending its corporate purpose to television services. This subsidiary is responsible for developing, installing, maintaining, marketing, and operating cable, satellite and regular or broadband television services using any physical or technical media, including basic, special or paid individual or multi-channel services, video on demand, and interactive or multimedia television services.

     t-gestiona

     On August 1, 2001, Telefónica Gestión de Servicios Compartidos Chile S.A. (“t-gestiona”) began operations. This subsidiary is responsible for the provision of support services to other business areas of the Company, including logistics delivery, e-learning, fund management, insurance, collection, personnel, tax, real estate administration and general services.

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

     Telemergencia

     Telefónica Asistencia y Seguridad S.A. (“Telemergencia”) was created in 2001 to offer security services through alarm monitoring systems connected to the phone line, as well as home assistance services. Currently, Telefónica Chile holds 99.9% of this subsidiary.

     Fundación Telefónica

     Fundación Telefónica Chile (“Fundación Telefónica”) has existed since 1999 when it was created to contribute to the improvement of living conditions for the most vulnerable social groups, encouraging the development of education and equal opportunity by applying new information technologies to the learning process. The equity interest of Telefónica Chile in this subsidiary amounts to 50.0% .

     TBS Celular

     The primary purpose and activity of TBS Celular Participações S.A. (“TBS Celular”) is to hold the shares of Compañía Riograndense de Telecomunicaciones (“CRT”) acquired through an international bidding process conducted pursuant to Edital COD 04/96 or any other shares that may be offered in the future. In addition, TBS Celular performs any and all activities pertaining to the management of CRT, as well as to acquire an interest as a partner or shareholder in other companies in connection with its primary activities. The ownership interest of Telefónica Chile in TBS Celular is 2.61% .

     In February 2006, CRT merged with Vivo Participações S.A. (formerly Telesp Celular Participações S.A.); therefore, Telefónica Chile now indirectly holds 0.124% of Vivo Participações S.A. through TBS Celular.

D. Property, Plant and Equipment

     The principal plant and equipment of the Company consists of outside plant and switching equipment and operating units that are located throughout the country. Furthermore, there is an extensive network consisting of 707 central switches linked by 58,332 kilometers of copper cabling and 7,096 kilometers of local fiber optic cabling. This represents 3.0 million lines, of which 2.2 million are in service. Within the xDSL broadband network, the Company has deployed 1,600 broadband nodes (DSLAM) with capacity to serve roughly 800,000 clients. In addition, in June 2006, Telefónica Chile launched a new satellite digital television service which by the end of 2007 had 219,916 clients with an average of 2.2 set-top boxes per home. Additionally, Telefónica Chile’s LD subsidiary currently owns the longest LD fiber-optic network in the country (4,450 kilometers), which includes connections to Peru and Argentina.

     The Company’s land and buildings principally consist of its telephone exchanges and other technical, administrative and commercial properties. As of December 31, 2007, the Company’s telephone plants and equipment represented 71.3% of its gross fixed assets (including depreciation), construction in progress represented 2.1%, land and buildings represented 20.5%, and furniture, office equipment and other assets represented 6.2% .

     Substantially all of Telefónica Chile’s telephone exchanges are situated within buildings owned by the Company. Telefónica Chile also owns its corporate headquarters located at Avenida Providencia 111 in Santiago. This building, which houses the Company’s principal offices, was completed in October 1996 and currently provides office space for the majority of the administrative and technical staff of Telefónica Chile and its subsidiaries. The assets of Telefónica Chile and its subsidiaries are insured, subject to standard deductibles and other terms and conditions, for all events of physical damage and loss of revenue resulting from service outages. As of December 31, 2007, the value of the assets and operating revenue insured totaled approximately Ch$1,285,454 million (US$2,587 million), which consisted of Ch$866,079 million (US$1,743 million) in insured assets and Ch$419,375 million (US$844 million) in insured revenues.

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

Overview

         Telefónica Chile is the largest local telephony operator in Chile, with a market share, as of December 31, 2007, of 65% (according to Company estimates). The Company provides a broad range of telecommunications services throughout Chile, including local telephone service, domestic and international long distance service, data transmission, broadband access and services, dedicated lines, terminal equipment sales and leasing, public telephone service, interconnection services, certain value-added services and, since June 2006, pay television service.

         To strengthen the Company’s leadership and broadband growth, in June 2006, Telefónica Chile launched a new pay television service to its different client segments. This product has enabled the Company to strengthen client loyalty and earn new customers using the current infrastructure, increasing the revenue per client. The pay television service is provided by the Telefónica Multimedia Chile S.A. subsidiary, and it is marketed in bundles: “Dúo,” combining television and fixed telephone service, and “Trío,” combining television, fixed telephony and broadband service.

         Several factors that influence the Company’s financial results are described in “—Trend Information” below.

Critical Accounting Policies

         This Operating and Financial Review and Prospects is based upon the Company’s consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in Chile. The preparation of financial statements in accordance with GAAP requires the Company’s management to make estimates. Ultimate results could differ from those estimated if the Company’s estimates or assumptions used do not actually occur.

         The Company believes the following represents its critical accounting policies. The Company’s accounting policies are more fully described in Note 2 to the Audited Consolidated Financial Statements. The most critical accounting policies adopted in preparing the Audited Consolidated Financial Statements according to Chilean GAAP relate to:

         Property, Plant and Equipment. The Company believes that the accounting estimates related to the establishment of the depreciable lives of assets is a “critical accounting estimate” because it requires management to make assumptions about technology evolution and competitive uses of assets. Management’s assumptions about technology and its future development require significant judgment because the timing and impacts of technological advances are difficult to predict. For a description of the Company’s principal assets and what their depreciable lives are, see Note 2 of the Audited Consolidated Financial Statements included herein. Depreciation represented 39.8%, 41.9% and 38.1% of total operating costs and expenses for the years 2005, 2006 and 2007, respectively.

     Impairment of Long-Lived Assets. The Company evaluates finite-lived assets its holds and uses for impairment when there are changes in circumstances which indicate that the carrying amount of the assets may not be recoverable. Recoverability of assets to be held and used is measured under Chilean GAAP by comparison of the carrying amount of an asset to its recoverable amount, calculated as discounted future net cash flows expected to result from the use of the asset and eventual disposition. Should a comparison of undiscounted cash flows versus book value indicate inability to recover the asset’s book value, the measurement of the impairment would be performed as described above. The most significant estimates made in determining discounted future net cash flows include the selection of the appropriate discount rates and the number of years on which to base the cash flow projection, as well as historical results adjusted for anticipated operating conditions.

     The number of years included in the discounted cash flows is, in the Company’s opinion, subject to various factors which may differ from experience due to the rapid changes in technology in the industry. The factors which the company takes into consideration when establishing these lives are:

  foreseeable technology and business strategy changes; and

  tariff regulatory actions which may affect determination of the useful lives.

     Assumptions about the revenue stream included in such cash flows are estimable in those lines of the Company’s business which are regulated by tariffs. For those which are not, the Company takes into consideration its operational strategy for increasing volume of customers or revenues versus the additional costs which would be incurred related to these increases in order to arrive at projected cash flows.

     Should this strategy or the basis for these assumptions change, the results of any recoverability test which the Company may be required to perform would differ.

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

  the foreseeable life of the business;

  expected actions by competitors and potential competitors; and

  legal, regulatory or contractual provisions affecting the useful life.

     Under Chilean GAAP, the Company would test goodwill for impairment using the same methodology described above for long-lived assets in estimating the future net cash flows made by management. These include the determination of the projected sales growth and projected amounts for capital expenditures. In making these assumptions, the Company considers historical results adjusted to reflect current and anticipated operating conditions. Because a change in these assumptions can result in a significant change in the recorded amount of goodwill, the Company believes the accounting for goodwill is one of its critical accounting policies.

     The Company has evaluated the recoverability of its recorded goodwill in accordance with Technical Bulletin No. 56 and No. 72, based on the fair values of the assets and liabilities acquired. Any excess of the purchase of assets and the liabilities assumed will be allocated to goodwill. As of December 31, 2006 and 2007, there were no indicators of an impairment of goodwill.

     Allowance for Doubtful Accounts. The Company estimates its doubtful account provision primarily based on analysis of history and future expectations of its retail and corporate customers in each of its operating companies. The Company’s assumptions are reviewed at least quarterly and adjustments are made to the bad debt allowance as appropriate. For both its retail and corporate customers, the Company uses a statistical model based on its aging of accounts receivable balances. The Company’s risk categories, risk percentages and reserve balance assumptions built into the model are reviewed monthly and the bad debt allowance is adjusted accordingly.

     The allowance for doubtful accounts was Ch$71,793 million and Ch$79,596 million (US$160.0 million) as of December 31, 2006 and 2007, respectively.

     Severance Indemnity. The Company sponsors a severance indemnity plan for employees which is treated, for accounting purposes, as a defined benefit plan. The defined benefit pension plan pays benefits to employees at retirement using formulas based on participants’ years of service and compensation. These obligations are recorded at the present value of the liability determined using an annual discount rate of 6% considering the projected service periods of the employee determined on the basis of actuarial assumptions at each year-end based on the current salary. The Company funds these plans as claims are incurred.

     Recorded severance indemnities reflect the Company’s best estimate of the future cost of honoring its obligations under these benefit plans. The Company believes the accounting estimate relating to costs for pensions is a critical accounting estimate because changes in actuarial assumptions can materially affect the projected benefit obligations and net periodic pension costs. Should these assumptions change, the Company’s pension benefit obligation would require increase or decrease in the balance sheet and the recording of the offsetting effect in the income statement.

     In 2005, changes to the underlying assumptions were implemented in the determination of the projected benefit obligation based on actuarial valuation. In 2006, the underlying discount rate was changed from 7% to 6%. The effects of these changes are described in Note 3 to the Audited Consolidated Financial Statements.

     Access Charges and Interconnection. Access costs are costs incurred for transmission of voice and data over other carriers’ networks. These costs consist of both fixed payments and variable amounts based on actual usage and negotiated or regulated contract rates. The Company expenses access costs as incurred. Accordingly, at each balance sheet date, it records its best estimate of the access costs incurred but not yet billed based on internal usage reports. Once it receives an invoice from a carrier, a process of reconciling that carrier’s invoice to the Company’s internal usage reports begins. In certain cases, this reconciliation process can take several months to complete. Once the reconciliation is complete, the Company agrees with the carrier on the final amount due. In most cases, this process does not result in significant adjustments to the Company’s estimates. Accordingly, at each balance sheet date, the Company accrues access costs for estimated expenses that have not yet been billed by other carriers and for amounts for which the reconciliation of the carriers’ invoices to the Company’s internal usage reports has not been completed. Because of the significance of access costs, the complexity of the systems that capture usage information and the number of different negotiated and regulated rates, the Company believes that the estimation of access cost accruals is a critical accounting policy.

     Derivatives. The Company’s financial derivative instruments are primarily foreign currency forward exchange contracts to purchase U.S. dollars and cross-country interest rate swaps. The Company records these financial derivative contracts at fair value. Estimates of fair values of financial instruments for which no quoted prices or secondary market exists have been made using valuation techniques such as forward pricing models, present value of estimated future cash flows and other modeling techniques. These estimates of fair value include assumptions made by the Company about market variables that may change in the future. Changes in assumptions could have a significant impact on the estimate of fair values disclosed. The net asset (liability) recorded under Chilean GAAP related to financial derivative instruments was Ch$(29,710) million and Ch$(68,136) million (US$(137.1) million) as of December 31, 2006 and 2007, respectively.

     Income and Deferred Taxes. In accordance with Chilean law, the Company and each of its subsidiaries compute and pay taxes on a separate basis. The Company estimates its actual current tax exposure while assessing temporary differences resulting from differing treatment of items, such as depreciation, for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are included within the Company’s consolidated balance sheet. As a transitional provision under Chilean GAAP, the Company recorded a contra asset or liability offsetting the effects of the deferred tax assets and liabilities not recorded prior to January 1, 2000. Such contra asset or liability amounts must be amortized to income over the estimated average reversal periods corresponding to the underlying temporary differences to which the deferred tax asset or liability relates, calculated using the tax rates in effect at the time of reversal. The Company then assesses the likelihood that its deferred tax assets will be recovered from future taxable income and, to the extent it believes that recovery is unlikely, it establishes a valuation allowance. In order for us to estimate the realizable value of deferred tax assets and the average reversal periods of contra assets or liabilities, the Company must make assumptions about future events that are highly uncertain at the time of estimation. For example, the Company makes estimates of future earnings, including estimates of future interest rates, exchange rates and cost trends. Revisions to the estimated realizable value of deferred tax assets or estimated average reversal periods of contra assets or liabilities could cause its provision for income taxes to vary significantly from period to period.

     The net deferred tax liability was Ch$37,652 million, and Ch$29,729 million (US$59.8 million) as of December 31, 2006 and 2007, respectively.

     Provisions. Provisions are recorded when, at the end of the periods, the Company has a present obligation as a result of past events, whose settlement requires an outflow of resources that is considered probable and can be measured reliably. This obligation may be legal or constructive, arising from, but not limited to, regulation, contracts, common practice or public commitments, which have created a valid expectation for third parties that the Company will assume certain responsibilities. The amount recorded is the best estimation performed by the management in respect of the expenditure that will be required to settle the obligation, considering all the information available at the closing date, including the opinion of external experts, such as legal advisers or consultants.

     If the Company is unable to reliably measure the obligation, no provision is recorded and information is then presented in the notes to the Audited Consolidated Financial Statements.

     Because of the inherent uncertainties in this estimation, actual expenditures may be different from the originally estimated amount recognized.

     Convergence of Chilean Accounting Standards with International Financial Reporting Standards. In 2004, as recommended by the World Bank, the SVS began working to promote the convergence of Chilean accounting standards with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board. At the end of 2005, the SVS established a timeline such that publicly listed companies will be required to apply the new set of rules beginning on January 1, 2009. Several different regulatory organizations have been collaborating on this initiative, in particular the Chilean Association of Accountants, which is in charge of the convergence process in Chile. The financial statements for the years ended December 31, 2010 and thereafter must be presented in accordance with IFRS, and they must include comparative information for the previous period.

     For a description of significant differences between Chilean GAAP and U.S. GAAP, see Note 37 to the Audited Consolidated Financial Statements.

A. Operating Results

     Figures from previous years in the following discussion are adjusted for general price-level changes and expressed in millions of constant Chilean pesos as of December 31, 2007.

Net Income and Operating Revenues for 2005, 2006 and 2007

     The following table presents historical information regarding the contribution, by amount and as a percentage of total operating revenues, of each of the Company’s business segments to the Company’s total operating revenues during the periods indicated below, calculated in accordance with Chilean GAAP.

     Change in Consolidated Revenues Presentation: The Company changed its presentation of consolidated revenues to respond to the Company’s diversification with new bundled services. The Company now presents “Broadband” and “Television” revenues separately, with the remaining revenues from the previous “Fixed Telecommunications” category grouped in “Voice, Fixed Network and Complementary Services,” which consists of voice revenues (traditional telephony, including fixed charge and minute plans), access charges and interconnection revenues (fixed network), and complementary services (including other revenues associated with fixed telephony, such as public telephones, interior installations, equipment marketing, connections and other installations, and value added services). The presentation of previous years’ results was changed in order to reflect the current organization.

     Operating Revenues

	Years ended December 31,

	2005		2006		2007

		% of		% of		% of
		Total		Total		Total
	Revenues	Operating Revenues	Revenues	Operating Revenues	Revenues	Operating Revenues

	(in millions of constant Ch$ as of December 31, 2007,
	except percentage amounts)
VOICE, FIXED NETWORK AND
COMPLEMENTARY SERVICES (1) (2)	437,060	68.64%	402,165	64.87%	361,284	57.11%
Telephony (Voice)	291,875	45.84%	258,808	41.75%	231,831	36.65%
Fixed charge	135,468	21.27%	86,648	13.98%	52,403	8.28%
Variable charge	106,265	16.69%	75,039	12.10%	49,899	7.89%
Minute plans (tariff flexibility) (3)	50,142	7.87%	97,121	15.67%	129,529	20.48%
Access Charges and Interconnection (Fixed Network)	48,254	7.58%	55,011	8.87%	52,838	8.35%
Domestic long distance	11,343	1.78%	9,123	1.47%	7,473	1.18%
International long distance	2,600	0.41%	1,715	0.28%	1,740	0.28%
Other interconnection services	34,311	5.39%	44,174	7.13%	43,625	6.90%
Complementary Services	96,932	15.22%	88,349	14.25%	76,615	12.11%
Directory advertising	5,888	0.92%	4,663	0.75%	3,245	0.51%
ISP- switched and dedicated	2,774	0.44%	2,391	0.39%	1,532	0.24%
Security services (Telemergencia)	8,862	1.39%	9,478	1.53%	8,125	1.28%
Public telephones	10,767	1.69%	10,700	1.73%	8,439	1.33%
Interior installations	33,649	5.28%	32,922	5.31%	29,076	4.60%
Equipment marketing	4,168	0.65%	3,059	0.49%	4,342	0.69%
Connections and other installations	3,597	0.56%	1,592	0.26%	2,610	0.41%
Value added services	21,355	3.35%	17,788	2.87%	14,865	2.35%
Other	5,872	0.92%	5,757	0.93%	4,381	0.69%

BROADBAND (2) (4)	47,043	7.39%	65,833	10.62%	101,632	16.07%

TELEVISION (2) (5)	-	0.00%	4,073	0.66%	26,556	4.20%

LONG DISTANCE (6)	63,570	9.98%	63,282	10.21%	58,435	9.24%

CORPORATE CUSTOMER	85,762	13.47%	81,745	13.19%	82,256	13.00%
COMMUNICATIONS

OTHER BUSINESSES (7)	3,344	0.53%	2,815	0.45%	2,409	0.38%

TOTAL OPERATING REVENUES	636,779	100.00%	619,917	100.00%	632,572	100.00%

________________________________________
(1)
In 2007, the Company changed its revenues presentation, separating “Broadband” and “Television” revenues from the “Fixed Telecommunications” group. The remaining revenues are grouped into “Voice, Fixed Network and Complementary Services,” which includes traditional telephony (fixed charge and minute plans), access charges and interconnection (fixed network), and complementary services, which groups the other revenues associated with fixed telephony, such as public telephones, interior installations, equipment marketing, connections and other installations, and value-added services. The presentation of previous years’ results was changed in order to reflect the current structure.

(2)	Revenues from bundled services are distributed proportionately between the relevant business segments. To the extent discounts are offered, they are primarily ascribed to telephony (voice).

(3)
Beginning in February 2004, the Company was allowed to offer different plans for fixed telephony as alternatives to the regulated plan. See “Item 4. Information on the Company—Business Overview—Licenses and Tariffs.”

(4)
Beginning in 2007, the Company changed the way it commercialized broadband by providing a single point of contact. The Company now provides the customer with both the broadband infrastructure and, through outsourcing, Internet access. This strengthens the Company’s relationship with the final customer. Thus, all revenues from broadband and Internet access collected from clients are now recorded in the income statement and outsourcing service costs are recorded in general expenses.

(5)	The pay television business was launched on June 14, 2006.

(6)	Revenues from LD service include revenues from LD traffic and the rental of the LD network to other telecommunications operators.

(7)	Revenues from other businesses include revenues from Tecnonáutica until 2006 and t-gestiona, Instituto Telefónica and Fundación Telefónica, among others.

Results of Operations for the Year Ended December 31, 2007 Compared to the Year Ended December 31, 2006

     Operating Revenues

     Operating revenues increased by 2.0% to Ch$632,572 million (US$1,273.1 million) in 2007 from Ch$619,918 million in 2006. This growth mainly resulted from increased revenues from broadband, pay television, corporate communications and minute plans, which offset decreased revenues from fixed and variable charges as well as the LD business.

     Voice, Fixed Network and Complementary Services Revenues

     Voice, fixed network and complementary services revenues, which accounted for 57.1% of the Company’s operating revenues in 2007, decreased by 10.2% to Ch$361,284 million (US$727.1 million) compared to Ch$402,165 in 2006. Voice, fixed network and complementary services includes revenues from (i) telephony (voice) that consists of traditional telephone service (fixed and variable charge) and minute plans, (ii) access charges and interconnection and (iii) complementary services, which includes other revenues associated with fixed telephony, such as: interior installations, equipment marketing, connections and other installations, directory advertising and Telemergencia, which provides security services such as alarm monitoring through fixed lines subsidiary, and public telephones, among others.

     Telephony (Voice). Revenues from basic telephony represented 64.3% of all revenues from voice, network and complementary services in 2007, which includes telephone line service fees (fixed monthly charges), variable charges and minute plans associated with tariff flexibility. Telephony (voice) revenues decreased by 10.4% in 2007 to Ch$231,831 million (US$466.6 million) from Ch$258,808 million in 2006, mainly due to: (i) a 39.5% decrease in the fixed monthly charge to Ch$52,403 million (US$105.5 million) in 2007 from Ch$86,648 million in 2006 and (ii) a 33.5% decrease in revenues from variable charges to Ch$49,899 million (US$100.4 million) in 2007 from Ch$75,039 million in 2006, primarily because of a decrease in the number of lines that are charged fixed monthly and variable charges, as customers with traditional lines (subject to tariff regulation) have migrated to flexible plans such as “minute plans” and “prepaid plans,” which do not charge a monthly telephone line service fee. Additionally, the average traffic per line decreased by 4.0% in 2007 compared to 2006, and the average number of lines in service decreased by 6.3% . These decreases are mostly due to increased competition from mobile telephony. These effects were partially offset by an increase of 33.4% in revenues from minute plans, which generated Ch$129,529 million (US$260.7 million) in 2007 as compared with Ch$97,121 million in 2006. As of December 31, 2007, these plans represented 68% of the total lines in service.

     Revenue diversification through the increased mix of plans associated with tariff flexibility has helped mitigate the decline in revenues due to lower traffic and lines in service, in line with the Company’s strategy. The revenues associated with flexible plans represent 20.5% of the consolidated revenues, surpassing the revenues of traditional telephony (fixed monthly charge and variable charge).

     Access Charges and Interconnection. Access charges and interconnection include revenues from interconnection charges generated by LD carriers, as well as those paid by other telecommunications operators that use Telefónica Chile’s network and data-processing services such as metering, rating, billing and collections offered to LD operators. Access charges and interconnection revenues decreased by 3.9% to Ch$52,838 million (US$106.3 million) in 2007 from Ch$55,011 million in 2006. This drop was mainly due to decreases of 18.1% in access charge revenues from DLD, which was partially offset by an increase of 1.5% in access charge revenues from ILD. Long distance access charge traffic decreased 16.0% in 2007 as compared with 2006.

     Complementary Services. Complementary services include interior installations, equipment marketing, connections and other installations, directory advertising, Telemergencia (security services including alarm monitoring), public telephones, operator services, rural telephony and dedicated lines for the Internet, among others. These revenues decreased 13.3% in 2007 to Ch$76,615 million (US$154.2 million) from Ch$88,347 million in

2006, impacted by (i) a 14.3% decrease in revenues from Telemergencia home security services mainly due to a 9.8% decrease in clients and greater marker competition (ii) an 11.7% decrease in interior installations due to lower number of lines subject to maintenance charges, (iii) a 16.4% decrease in value-added services, (iv) a 21.1% decrease in public telephones due to lower traffic and lines as a result of mobile substitution and (v) a 13.3% decrease in directory advertising due to greater market competition. The above were partly offset by a 64.0% increase in connections and other installations, as well as higher equipment marketing revenues, which amounted to Ch$4,342 million (US$8.7 million) in 2007 as compared to Ch$3,059 million in 2006. These increases are mainly explained by the sale of data and telecommunications equipment to corporate clients and the sale of computers and telecommunications equipment related to the “Puesto de Trabajo Informático” plan for small and medium enterprises, which was launched in July 2007. The plan offers voice and broadband services to small and medium enterprises, including the necessary equipment to provide the service.

     Broadband Services Revenues

     Broadband revenues represented 16.0% of all operating revenues in 2007 and include revenues from broadband Internet access provided by the Company through ADSL to residential customers, small and medium-sized companies, and corporate customers. Broadband revenues grew by 54.4% to Ch$101,632 million (US$204.5 million) in 2007 as compared to Ch$65,833 million in 2006, based on a 30.1% increase in ADSL connections in the year, driven by a commercial focus on bundled plans of broadband plus minutes of voice and digital television (for residential customers), as well as a new plan for small and medium enterprises, called “Puesto de Trabajo Informático,” launched in July 2007. As of December 31, 2007, the number of broadband connections totaled 644,522.

     At the beginning of 2007, the Company changed the way it commercialized Internet access. Previously, the Company used to allow customers to select their own ISPs; now the Company contracts with an ISP to provide Internet access. By providing a single point of contact, through which the Company provides the customer with broadband infrastructure and, through outsourcing, Internet access, the Company strengthened its relationship with the final customer. As such, all revenues from broadband and Internet access collected from clients are recorded in revenues from broadband and outsourcing service costs are recorded in general expenses. The Company recognized Ch$16,120 million (US$32.4 million) in additional broadband revenues in 2007 as a result of this change, but its impact on net income was neutral.

     Television Revenues

     Revenues from the pay television business, launched in June 2006, accounting for 4.2% of total revenues, reached Ch$26,556 million (US$53.4 million) in 2007, as compared with Ch$4,090 million in 2006.

     As of December 31, 2007, the Company had 219,916 pay television clients, attaining a 17.0% market share. During 2007, the Company enhanced its offer by incorporating five additional channels and complementing its existing television offering as of June 2007 with interactive services through IPTV (television over broadband). The interactive services include Video on Demand, which features a virtual library with over 200 hours of content. Additionally, as of September 2007, the Company is offering a personal video recorder service, which allows the client to digitally record, pause, rewind or fast-forward any television program.

     Long Distance Revenues

     Revenues from the long distance business segment, which accounted for 9.2% of total revenues in 2007, decreased by 7.7% to Ch$58,435 million (US$117.6 million) compared to Ch$63,282 million in 2006. LD revenues include revenues from domestic and international long distance traffic carried by the Company, as well as revenues from the rental of the Company’s LD network to other telecom operators. The decrease in LD revenues was mainly attributable to a 10.4% decrease in DLD revenues and an 28.8% decrease in rental capacity. However, this was compensated by an 8.4% increase of revenues from ILD.

     Corporate Customers Communications Revenues

     Revenues from the corporate customers communications business segment, which accounted for 13.0% of the Company’s revenues in 2007, increased by 0.6% to Ch$82,256 million (US$165.5 million) compared to Ch$81,745 million in 2006. Corporate customers communications includes revenues from (i) the sale and rental of telecommunications equipment to large corporate customers; (ii) complementary telephone services, such as 800-numbers and digital communication services; (iii) data services, including ATM, Frame Relay, data equipment and services related to the IP network; and (iv) dedicated links and other services, including videoconference, Datared, E1 Links and VSAT, housing and hosting, and consulting services to large corporate customers. In 2007, Datared links decreased by 10.2%, whereas data links through the IP network (dedicated IP) grew by 23.3%, and ATM links remained stable in comparison with 2006.

     The increase in revenues was mainly due to a 1.9% increase in data services revenues to Ch$29,291 million (US$58.9 million) from Ch$28,737 million in 2006 together with a 2.5% increase in revenues from circuits and others and a 0.3% rise in terminal equipment marketing due to increased revenues from advanced solutions for clients. Revenues from complementary services partially offset these increases with a 4.9% decrease during 2007.

     Other Businesses Revenues

     Revenues from other businesses, which accounted for 0.5% of the Company’s revenues in 2007, decreased by 13.9% to Ch$2,409 million (US$4.8 million) as compared to Ch$2,798 million in 2006. Revenues from other businesses include revenues from Tecnonáutica (until 2006), t-gestiona, Instituto Telefónica and Fundación Telefónica, among others.

     Operating Costs and Administrative and Selling Expenses

     Operating costs and administrative and selling expenses increased by 6.2% to Ch$564,238 million (US$1135.5 million) in 2007, as compared to Ch$531,179 million in 2006, mainly explained by higher commercial activity in 2007 due to the full-year operation of the television business as compared with only six operating months in 2006.

     Operating Costs and Expenses.

     Operating costs and expenses, which accounted for 75.0% of total operating costs and administrative and selling expenses, increased by 5.7% to Ch$423,274 million (US$851.8 million) in 2007, as compared to Ch$400,629 million in 2006, mainly because other operating costs, which represented 40.3% of total operating costs and expenses in 2007, increased by 20.1% to Ch$170,772 million (US$343.7 million) from Ch$142,173 million in 2006. The increase was due to several factors, including higher general expenses related to the provision of television content to a larger subscriber base, increased operating salaries and related costs, and increased uncollectable accounts cost. Operating salaries and related costs, which represented 11.5% of total operating costs and expenses during 2007, increased by 2.3% to Ch$48,587 million (US$97.8 million) from Ch$47,505 million in 2006. Provisions for doubtful accounts as a percentage of revenues were 3.3% as of December 31, 2007, compared to 3.2% in the previous year. The above was partially offset by a 3.3% decrease in depreciation, which accounted for 48.2% of total operating costs and expenses, to Ch$203,915 million (US$410.4 million) in 2007 from Ch$214,750 million in 2006.

     Administrative and Selling Expenses.

     Administrative and selling expenses, which accounted for 25.0% of total operating costs and administrative and selling expenses in 2007, increased by 8.0% to Ch$140,964 million (US$283.7 million) from Ch$130,550 million in 2006, mainly due to an increase in salaries as result of the hiring of personnel during 2007 who were previously considered external contractors in compliance with the Outsourcing Law passed at the beginning of 2007. Operating salaries and related costs increased by 22.8% to Ch$32,199 million (US$64.8 million) from Ch$26,223 million in 2006. In addition other expenses increased due to higher costs and sales commissions related to broadband, television and corporate communications.

     Operating Income

     Operating income decreased by 23.0% to Ch$68,334 million (US$137.5 million) during 2007 from Ch$88,738 million in 2006, mainly due to higher expenses resulting from more commercial activities.

     Other Income (Expenses) or Non-Operating Results

     Interest Income. Interest income increased by 50.5% to Ch$7,173 million (US$14.4 million) in 2007 from Ch$4,765 million in 2006, mainly due to higher cash flows from operations that were available for financial investments during 2007.

     Interest Expense. Interest expense decreased by 9.6% to Ch$18,910 million (US$38.1 million) in 2007 from Ch$20,922 million in 2006, mainly due to lower financial debt and an improvement in international risk classification, which was Baa1 as of December 31, 2007 compared to Baa2 in September 2006.

     Price Level Restatement and Exchange Differences. Price level restatement and exchange differences recorded a net gain in the amount of Ch$1,393 million in 2007, as compared to a gain of Ch$715 million in 2006.

     Price level restatement registered a gain of Ch$1,754 million (US$3.5 million) in 2007 as compared to a gain of Ch$538 million in 2006. The price level restatement reflects the net impact on the Company’s accounts of purchasing power gain and loss on indexing. The Company will recognize a purchasing power gain or a loss on indexing on its statement of operations whenever the Company’s average monetary liabilities for a given period during which inflation occurs (determined monthly) exceed or fall below its average monetary assets. The Company’s average UF and Chilean peso-denominated liabilities and revenues fell below its average UF and Chilean peso-denominated assets and expenses, resulting in a purchasing power gain for the period, as shown in Note 27 to the Audited Consolidated Financial Statements. The principal inflation index-linked unit used in Chile is the UF, a rate that is set monthly for each day of the coming month to reflect the prior month’s change in the Chilean CPI. As of December 31, 2007, one UF was equal to Ch$19,622.66 (US$39.4) .

     Exchange rate differences registered a loss of Ch$360 million (US$0.7 million) from exchange rate differences in 2007, as compared to a gain of Ch$177 million from exchange rate differences in 2006, as shown in Note 28 to the Audited Consolidated Financial Statements. To the extent that, during any given period, the Company has net liabilities denominated in a foreign currency (such as the U.S. dollar or euros) and the Chilean peso may depreciate or appreciate in nominal terms against that currency, the Company may recognize for that period a foreign exchange loss or gain. Nevertheless the conservative hedging policy of the Company for foreign-currency denominated interest-bearing debt allows the Company to minimize the exchange rate variation risk in results. During 2007, the peso experienced a nominal appreciation of 12.2% against the U.S. dollar.

     Other Non-Operating Results. Other non-operating results recorded a loss of Ch$14,030 million (US$28.1 million) in 2007, compared to a loss of Ch$16,708 million in 2006, resulting in a 16.0% decrease in loss. In 2007, the Company recognized: (i) a charge of Ch$3,522 million (US$7.1 million) as compared to Ch$10,234 million in 2006 for severance payments; (ii) a charge of Ch$6,244 million (US$12.6 million) as compared to Ch$2,209 million in 2006 for lawsuit indemnities and other provisions; (iii) a write-off of out-of-service property, plant and equipment, for Ch$5,915 million (US$11.9 million) as compared to Ch$4,439 million in 2006; and (iv) extraordinary payments to contractors and others for Ch$3,675 million (US$7.4 million) as compared to Ch$1,322 million in 2006.

     Income Taxes. The Company recorded an income tax charge in the amount of Ch$33,214 million (US$66.8 million) in 2007 corresponding to an effective consolidated tax rate for the Company of 75.6% compared to an income tax charge of Ch$31,552 million in 2006 corresponding to an effective consolidated tax rate for the Company of 55.8% . Income taxes include current income tax expenses, tax provisions for the period, as well as deferred taxes from the period and from previous periods (complementary accounts), as shown in Note 7(c) to the Audited Consolidated Financial Statements. The Company’s effective income tax rate in 2007 was principally affected by a charge of Ch$14,135 million (US$28.4 million) which represented the effect of amortization of deferred assets and liabilities of complementary accounts associated with deferred taxes incurred during previous periods, and by price-level restatement not accepted for tax purposes and other non-deductible items.

     Net Income (Loss)

     As a result of the above, Telefónica Chile’s net results amounted to a net income of Ch$10,856 million (US$21.8 million) in 2007, as compared to a net income of Ch$25,081 million recorded in 2006. For 2007, the contribution to consolidated net income by business segment was as follows: (i) a net loss of Ch$9,614 million in fixed telephony; (ii) net income of Ch$20,326 million in long distance; (iii) net income of Ch$3,913 million in corporate customers communications and data; and (iv) a net loss of Ch$3,769 million in other businesses.

Results of Operations for the Year Ended December 31, 2006 Compared to the Year Ended December 31, 2005

Operating Revenues

     Operating revenues decreased by 2.6% to Ch$619,917million (US$1,247.6 million) in 2006 from Ch$636,778 million in 2005. The decrease is mainly due to a 12% drop of revenues from basic telephony and a 4.7% decrease of corporate communications revenues, due to lower traffic and revenues from services. This, however, was partially compensated by a 93.7% increase of revenues from flexible plans and a 39.9% increase from broadband revenues.

     Voice, Fixed Network and Complementary Services Revenues

     Voice, fixed network and complementary services revenues, which accounted for 64.9% of the Company’s operating revenues in 2006, decreased by 8.0% to Ch$402,165 million (US$673.8 million) compared to Ch$437,060 in 2005. Voice, fixed network and complementary services includes revenues from (i) telephony (voice) that consists of traditional telephone service (fixed and variable charge) and minute plans, (ii) access charges and interconnection and (iii) complementary services, which includes other revenues associated with fixed telephony, such as: interior installations, equipment marketing, connections and other installations, directory advertising and Telemergencia, which provides security services such as alarm monitoring through fixed lines subsidiary, and public telephones, among others.

     Telephony (Voice). Revenues from basic telephony represented 64.4% of all revenues from voice, network and complementary services in 2006, which includes telephone line service fees (fixed monthly charges), variable charges and minute plans associated with tariff flexibility. Telephony (voice) revenues decreased 11.3% in 2006 to Ch$258,808 million (US$520.9 million) from Ch$291,875 million in 2005, mainly due to: (i) a 36.0% decrease in revenues from fixed monthly charges to Ch$86,648 million (US$174.4 million) in 2006 from Ch$135,468 million in 2005, primarily because of a decrease in the number of lines that are subject to fixed monthly and variable charges, as part of those with traditional lines (subject to tariff regulation) have migrated to flexible plans such as “minute plans” and “prepaid plans,” which do not charge a monthly telephone line service fee (fixed charge). Telephony (voice) revenues also decreased because of a 29.4% decrease in revenues from variable charges to Ch$75,039 million (US$151.0 million) in 2006 from Ch$106,265 million in 2005 as a result of a 21.3% decrease in local traffic and the migration of traditional clients to flexible plans. However, the implementation of minute plans allowed by new tariff flexibility generated revenues in the amount of Ch$97,121 million (US$195.5 million) increasing 93.7% in comparison to the previous year. See “Item 4. Information on the Company—Business Overview—Licenses and Tariffs—The Tariff System.” As customers with traditional lines (subject to tariff regulation) have migrated to flexible plans, revenues from fixed monthly charge, variable charge and flexible plans decreased a combined 11.3% mainly because of lower average traffic per line. As of December 31, 2006, average lines in service decreased 4.8% as compared to year 2005.

     Access Charges and Interconnection. Access charges and interconnection include revenues from interconnection charges generated by LD carriers, as well as those paid by other telecommunications operators that use Telefónica Chile’s network and data-processing services such as metering, rating, billing and collections offered to long distance operators. Access charges and interconnection revenues increased by 14.0% to Ch$55,001 million (US$110.7 million) in 2006 from Ch$48,254 million in 2005. This was mainly due to a 28.7% increase of other interconnection services. There was a decrease of 19.6% and 34.0% in DLD and ILD access charges revenues, respectively, mainly due to an 18% decrease in access charges traffic.

     Complementary Services. Revenues from complementary services decreased 8.9% in 2006 to Ch$88,349 (US$177.8) from Ch$96,932 million, mainly impacted by a 55.8% decrease in revenues from installations and connections, to Ch$1,591 million (US$3.2 million) in 2006 from Ch$3,596 million in 2005. They were also affected by a 16.7% decrease in value-added services to Ch$17,788 (US$35.8 million) in 2006 from Ch$21,355 million in 2005, a 26.6% decrease in terminal equipment marketing, a 2.2% decrease in revenues from interior installation, a 20.8% decrease in phonebook advertising revenues and a 13.8% decrease in revenues from switched and dedicated

ISP services. This was partially offset by a 7.0% increase in revenues from Telemergencia to Ch$9,478 (US$19.1 million) in 2006 from Ch$8,862 million in 2005.

     Broadband Services Revenues

     Broadband revenues represented 10.6% of all operating revenues in 2006, and include revenues from broadband Internet access provided by the Company through ADSL to residential, small and medium-sized companies and corporate customers. Broadband revenues grew 39.9% to Ch$65,833 million (US$132.5 million) in 2006 as compared to Ch$47,043 million in 2005, due to a 57.7% increase in ADSL connections in the year. As of December 31, 2006, the number of broadband connections totaled 495,479.

     Pay Television Revenues

     Revenues from digital television services reached Ch$4,073 million (US$8.2 million) in 2006. On June 14, 2006, Telefónica Chile launched its pay television service, and at December 31, 2006, after only six months of operations, the Company had 94,209 pay television customers, representing an 8.7% market share.

     Long Distance Revenues

     Revenues from the long distance business segment, which accounted for 10.2% of total revenues in 2006, decreased by 0.5% to Ch$63,282 million (US$127.4 million) compared to Ch$63,570 million in 2005. Long distance revenues include revenues from domestic and international long distance traffic carried by the Company, as well as revenues from the rental of the Company’s long distance network to other telecom operators. The decrease in long distance revenues was mainly attributable to a 7.1% decrease in DLD revenues and an 8.1% decrease in rental capacity. However, this was compensated for by a 13.5% increase in revenues from ILD.

     The increase in ILD revenues is mainly due to the absence in 2006 of an extraordinary charge associated with incoming ILD traffic revenues of Ch$2,805 million (US$5.6 million) in 2005.

     Corporate Customers Communications Revenues

     Revenues from the corporate customers communications business segment, which accounted for 13.2% of the Company’s revenues in 2006, decreased by 4.7% to Ch$81,745 million (US$164.5 million) compared to Ch$85,762 million in 2005. Corporate customers communications includes revenues from (i) the sale and rental of telecommunications equipment to large corporate customers, (ii) complementary telephone services, such as 800-numbers and digital communication services, (iii) data services, including ATM, Frame Relay, data equipment and services related to the IP network, and (iv) dedicated links and other services, including videoconferencing, Datared, E1 Links and VSAT, housing and hosting and consulting services to large corporate customers.

     The decrease in revenues was mainly due to (i) a 6.8% decrease in data services revenues to Ch$28,737 million (US$57.8 million) from Ch$30,833 million in 2005 together with a 17.1% decrease in revenues from terminal equipment marketing and an 8.3% fall in revenues from complementary services. Revenues from circuits and others partially compensated for this with an 8.0% increase during 2006. Data links through the IP network continued to grow (dedicated IP), reaching a 16.2% increase during this year.

     Other Businesses Revenues

     Revenues from other businesses, which accounted for 0.5% of the Company’s revenues in 2006, decreased by 16.3% to Ch$2,815 million (US$5.7 million) as compared to Ch$3,343 million in 2005. Revenues from other businesses include revenues from subsidiaries, including Tecnonáutica and t-gestiona, among others.

     Operating Costs and Administrative and Selling Expenses

     Operating costs and administrative and selling expenses decreased by 1.9% to Ch$531,178 million (US$1069.0 million) in 2006, as compared to Ch$541,273 million in 2005. This was a result of a Ch$12,945 million (US$26.1 million) decrease in salaries, due to the restructuring carried out in early 2006, and a 1.7% decrease in other operational costs, which was partially offset by an increase in depreciation costs.

     Operating Costs and Expenses.

     Operating costs and expenses decreased by 2.1% to Ch$400,629 million (US$806.3 million) in 2006, as compared to Ch$409,074 million in 2005, mainly because of other operating costs, which represented 35.7% of total operating costs and expenses in 2006, and decreased by 7.0% to Ch$143,462 million (US$288.7 million) from Ch$154,289 million in 2005, due to lower general expenses and a reduction in uncollectible accounts costs. During 2006, the Company continued implementing strict policies to control uncollectibles such as automatic disconnections of lines with more than 120-day past due invoices and strict policies for admitting new customers. Provisions for doubtful accounts as a percentage of revenues was 3.2% as of December 31, 2006, compared to 3.6% in the previous year.

     The above was partly offset by the increase in operating salaries and related costs, which represented 8.9% of total operating costs and expenses during 2006. Operating salaries and related costs increased by 1.3% to Ch$47,505 million (US$95.6 million) from Ch$46,839 million in 2005. In addition, depreciation, which accounted for 52.5% of total operating costs and expenses, increased 1.4% to Ch$210,611 million (US$423.9 million) in 2006 from Ch$208,005 million in 2005, mainly due to the review of the useful lives of assets.

     Administrative and Selling Expenses.

     Administrative and selling expenses, which accounted for 24.6% of total operating costs and administrative and selling expenses in 2006, decreased by 1.2% to Ch$130,550 million (US$262.7 million) from Ch$132,200 million in 2005, mainly due to salary savings due to personnel reductions at the beginning of 2006. Operating salaries and related costs, which represented 13.9% of total operating costs and expenses during 2007, decreased by 15.0% to Ch$73,728 million (US$148.4 million) from Ch$86,713 million in 2006. The above was partly offset by higher costs and sales commissions related to broadband, television and corporate communications.

     Operating Income

     Operating income decreased by 7.1% to Ch$88,738 million (US$178.6 million) during 2006 from Ch$95,505 million in 2005, due to a 2.6% decrease in operating revenues and a 1.9% decrease in operating expenses.

     Other Income (Expenses) or Non-Operating Results

     Interest Income. Interest income decreased by 45.6% to Ch$4,765 million (US$9.6 million) in 2006 from Ch$8,756 million in 2005, mainly due to higher fund volumes transitorily destined to financial investments during 2005.

     Interest Expense. Interest expense decreased by 35.3% to Ch$20,922 million (US$42.1 million) in 2006 from Ch$32,350 million in 2005, mainly due to a low financial debt and a better international risk classification, varying from BAA2 to BAA1.

     Price Level Restatement and Exchange Differences. Price level restatement and exchange differences, recorded a net gain in the amount of Ch$715 million in 2006, as compared to a gain of Ch$3,181 million in 2005.

     Price level restatement registered a gain of Ch$538 million (US$1.1 million) in 2006 as compared to a gain of Ch$2,133 million in 2005. The price level restatement reflects the net impact on the Company’s accounts of purchasing power gain and loss on indexing. The Company will recognize a purchasing power gain or a loss on indexing on its statement of operations whenever the Company’s average monetary liabilities for a given period during which inflation occurs (determined monthly) exceed or fall below its average monetary assets. The Company’s average UF and Chilean peso denominated liabilities and revenues fell below its average UF and Chilean peso denominated assets and expenses, resulting in a purchasing-power gain for the period, as shown in Note 27 to the Audited Consolidated Financial Statements. The principal inflation index-linked unit used in Chile is the UF, a rate that is set monthly for each day of the coming month to reflect the prior month’s change in the Chilean CPI. As of December 31, 2006, one UF was equal to Ch$18,336.38 (US$36.9) .

     Exchange rate differences registered a gain of Ch$177 million (US$0.4 million) from exchange rate differences in 2006, as compared to a gain of Ch$1048 million from exchange rate differences in 2005, as shown in Note 28 to the Audited Consolidated Financial Statements. To the extent that, during any given period, the Company has net liabilities denominated in a foreign currency (such as the U.S. dollar or euros) and the Chilean peso may depreciate or appreciate in nominal terms against that currency, the Company may recognize for that period a foreign exchange loss or gain. Nevertheless the conservative hedging policy of the Company for foreign-currency denominated interest-bearing debt allows the Company to minimize the exchange rate variation risk in results. During 2006, appreciation of the inflation-adjusted Chilean peso against the U.S. dollar was 1.72% .

     Other Non-Operating Results. Other non-operating results recorded a loss of Ch$31,912 million (US$64.2 million) in 2006, compared to a loss of Ch$31,242 million in 2005, resulting in a 2.1% increase in loss.

     The Company recognized: (i) a charge of Ch$10,234 million (US$20.6 million) in 2006 as compared to Ch$2,224 million in 2005 for severance payments; (ii) a charge of Ch$2,722 million (US$5.5 million) in 2006 as compared to Ch$3,100 million in 2005 for provision for obsolete assets; (iii) a write-off of out-of-service property, plant and equipment, for Ch$1,628 million (US$3.3 million) in 2006 as compared to Ch$4,802 million in 2005; and (iv) lawsuit indemnities and other provisions for Ch$1,788 million (US$3.6 million) in 2006 as compared to Ch$1,277 million in 2005.

     Income Taxes. The Company recorded an income tax charge in the amount of Ch$31,791 million (US$64.0 million) in 2006 corresponding to an effective consolidated tax rate for the Company of 55.9% compared to an income tax charge of Ch$36,616 million in 2005 corresponding to an effective consolidated tax rate for the Company of 57.0% . Income taxes include current income tax expenses, taxes provision for the period, as well as deferred taxes from the period and from previous periods (complementary accounts), as shown in Note 8(c) to the Audited Consolidated Financial Statements. The Company’s effective income tax rate in 2006 was principally affected by a charge of Ch$14,837 million (US$30.0 million) which represented the effect of amortization of deferred assets and liabilities of complementary accounts associated with deferred taxes incurred during previous periods, by price-level restatement not accepted for tax purposes of Ch$2,815 million (US$5.7 million) and by other non-deductible items of Ch$3,886 million (US$7.8 million).

     The income tax charge includes a charge of Ch$18,185 million (US$37.0 million) related to the reversal of temporary differences associated with deferred tax liabilities related mainly to accelerated depreciation due to the fact that investments have decreased in the last six years generating lower temporary liabilities than temporary assets and Ch$19 million for tax benefits from loss carry forwards.

     Net Income (Loss)

     As a result of the above, Telefónica Chile’s net results amounted to a net income of Ch$25,081 million (US$50.5 million) in 2006, as compared to a net income of Ch$27,615 million recorded in 2005. For 2006, the contribution to the consolidated net income by business segment was as follows: (i) a net loss of Ch$6,217 million in fixed telephony; (ii) net income of Ch$16,241 million in long distance; (iii) net income of Ch$14,281 million in corporate customers communications and data; and (iv) a net income of Ch$777 million in other businesses.

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

     During 2007, Telefónica Chile continued to pursue its strategy of improving its financial structure by focusing capital expenditures on Company businesses with the highest expected returns and reducing capital expenses.

     During 2007, the Company generated net cash from operating activities totaling Ch$244,285 million (US$491.6 million), compared to Ch$250,578 million in 2006, as a result of a net income of Ch$10,856 million (US$21.8 million) in 2007 as compared to net income of Ch$25,081 million in 2006, adjusted for activities that affect net income but do not affect cash, principally depreciation and amortization charges of Ch$210,354 million (US$423.3 million) as compared to Ch$220,669 million in 2006. The Company used cash to increase operating assets by Ch$43,709 million (US$88.0 million) in 2007, compared to an increase in operating assets of Ch$21,860 million in 2006, and generated cash due to an increase in operating liabilities of Ch$32,943 million (US$66.3 million), compared to a decrease of Ch$2,254 million in 2006. The increase in 2007 was due to increase in other assets, offsetting the decrease in trade accounts receivables.

     Net cash used in financing activities reached Ch$72,243 million (US$145.4 million) in 2007 as compared with Ch$193,689 million in 2006. Cash in 2007 was mainly used for dividend payments of Ch$19,433 million (US$39.1 million), a capital reduction of Ch$51,445 million (US$103.5 million) and repayments of public debentures of Ch$1,365 million (US$2.7 million).

     Net cash used in investing activities reached Ch$133,799 million (US$269.3 million) in 2007, compared to Ch$116,014 million in 2006. The cash used in investing activities in 2007 was principally associated with the acquisition of property, plant and equipment.

     The Company’s shareholders’ equity as of December 31, 2007 and 2006 was Ch$906,534 million (US$1,824.4 million) and Ch$967,417 million, respectively. The decrease in shareholders’ equity as of December 31, 2007 was primarily attributable to the payment, during 2007, of dividends totaling Ch$19,434 million (US$39.1 million), as well as a capital reduction of Ch$51,455 million (US$103.6 million), in order to distribute additional cash to shareholders.

Outstanding Indebtedness

     Following its privatization in 1988, the Company pursued an aggressive development plan to expand its fixed line network and develop other telecommunications services, such as LD service, mobile telephony and data transmission services. To fund the capital expenditures associated with this expansion, the Company has raised capital by issuing debt through domestic and international offerings, including the issuance of Yankee and Euro Bonds, and has borrowed funds from commercial banks in the form of syndicated and bilateral loans. The Company has also accessed the local Chilean capital markets through the issuance of medium and long-term bonds, primarily sold to pension funds, insurance companies and other institutional investors, commercial paper, and through borrowing from commercial banks.

     At December 31, 2007, the Company’s financial debt totaled Ch$391,549 million (US$78.8 million), which decreased as compared with 2006, due to amortization of Series F bonds in April and October 2007. The repayment of Series F bonds amounted to US$3 million.

     During 2007, the sources of financing were mainly operating funds, which allowed the Company to make Ch$144,654 million (US$291.1 million) in investments. In addition, a total of Ch$19,434 million (US$39.1 million) was distributed to shareholders as dividends and Ch$51,445 million (US$103.5 million) was distributed to shareholders through a capital decrease.

     The following table sets forth the Company’s outstanding debt as of December 31, 2007:

	As of December 31, 2007

		Short-				Original Principal
	Total Debt	Term	Long-Term		Date	Amounts
	Outstanding	Portion	Portion	Type of Debt	Incurred	Borrowed(1)	Interest Rate	Maturity

	(in millions of constant Chilean Pesos as of December 31, 2007, except as indicated)
Long-Term Obligations
including current maturities:
Long-Term Obligations with Banks:
				Syndicated
Citibank	75,094	75,094	-	loan	2005	US$150 million	Libor + 0.31	2008

Banco BBVA, Bancomer and				Syndicated
Others	75,140	606	74,534	loan	2005	US$150 million	Libor + 0.334	2011
				Syndicated
CALYON, New York and Others	99,523	145	99,378	loan	2004	US$200 million	Libor + 0.35	2009
							TAB360 +
Banco Santander	70,238	480	69,758	Bilateral loan	2005	UF 3.555.000	0.325	2010
Total Long-Term
Obligations with Banks	319,995	76,325	243,670

	As of December 31, 2007

		Short-				Original Principal
	Total Debt	Term	Long-Term		Date	Amounts
	Outstanding	Portion	Portion	Type of Debt	Incurred	Borrowed(1)	Interest Rate	Maturity

	(in millions of constant Chilean Pesos as of December 31, 2007, except as indicated)
Bonds and Debentures:
Series F	12,314	1,802	10,512	Local bond	1991	UF 1.500.000	6.00%	2016
Series L	59,017	149	58,868	Local bond	2006	UF 3.000.000	3.75%	2012

Total Bonds and Debentures	71,331	1,951	69,380
Capital Lease Obligations:
Leasing Obligations	223	18	205	Leasing	-	-	8.10%	2016
Total Long-Term Debt (including	391,549
current maturities)
Total Debt Outstanding	391,549

(1) In original currency of debt as incurred.

     In addition to available cash as of December 31, 2007, the Company has the ability to draw up to approximately Ch$1,200 million (US$2.4 million) from unused lines of credit granted by Chilean banks.

     The Company has the equivalent of US$350 million of debt that will mature in 2008 and 2009 combined. The Company intends to refinance this debt.

     Some of the Company’s indebtedness is governed by instruments and agreements that contain restrictive covenants with which the Company is obligated to comply. During the last four years, the Company has been renegotiating its outstanding debt in order to improve its rates and maturities, but also to establish less restrictive covenants. Under terms of the Company’s syndicated loan agreements, the Company must maintain a leverage ratio (as defined in each respective agreement) equal to or lower than 1.6. Additionally, the covenants for the local bonds require that the Company must maintain a leverage ratio (as defined in the local bond agreement) less than or equal to 1.6. In addition, the Investment and Financing Policy for 2007 approved by Telefónica Chile’s shareholders at the General Annual Shareholders’ Meeting held in April 2007 specifies that the maximum consolidated debt-to-equity ratio may not exceed 1.6. Non-compliance with these clauses would make all the obligations assumed in these financing contracts due and payable. As of December 31, 2007, the Company was in compliance with all financial covenants set forth under the agreements governing its debt obligations and with all other covenants in these agreements. As of December 31, 2007, the Company had a leverage ratio of 0.86 and an interest coverage ratio of 24.23.

     During 2007, the ratings agency Moody’s reaffirmed the Company’s rating of Baa1 with a stable outlook, and Fitch Ratings also reaffirmed its rating of BBB+ with a stable outlook.

Capital Expenditures and Other Liquidity Requirements

     Debt Prepayment and Repayment

     In 2007, the Company continued its strategy of strengthening its financial structure and reducing financial expenses. During the last five years, the Company achieved a significant decrease in its total financial debt through greater cash flow, which enabled the Company to reduce its debt through several debt repayments.

     During 2007, the Company’s source of financing was operating resources. These resources allowed investments of Ch$144,654 million (US$291 million) for capital expenditures, debt repayments equivalent to US$3 million and the payment of dividends and return of capital equivalent to US$136 million.

     Debt Renegotiation

     On February 2, 2007, the Company renegotiated a bilateral loan in the amount of UF 3,555,000 (US$140 million) with Banco Santander Chile in order to bring the spread down to market levels, from 0.45% to 0.325% . All other loan terms and conditions remained unchanged.

Capital Expenditures

     Capital expenditures have been designated primarily for those business areas presenting the greatest potential.

     In 2007, Telefónica Chile’s capital expenditures totaled Ch$144,654 million (US$291 million). These investments were focused on consolidating business growth, mostly in broadband and digital television. In the fixed telecommunications business, investment funds were used for line commercialization efforts and to maximize the use of installed capacity, focusing on network deployment in areas of real estate development. The investment plan emphasized initiatives designed to update network infrastructure by replacing old equipment and introducing new generation technologies with a view to attaining high service quality standards with more stable and flexible platforms.

     Additional emphasis was placed on simplifying the processes and systems that support Company operations, thus improving the support tools for the Company’s business, technical and administrative management.

     The main focus of these investments was consolidating broadband growth and digital television. Thus 26.1% of capital expenditures was invested in broadband, 24.7% in television services, 14.4% in data transmission, 25.1% in local telephony and the remaining 9.7% was invested in other areas, including the Company’s systems and long distance.

     The Company’s management expects to maintain a similar level of capital expenditures in future years in addition to the capital expenditures required for the provision of pay television services to its different client segments. The management reviews the capital expenditures program periodically and adjustments are made as appropriate, due to changes in markets conditions, general economic conditions in the country, business competition and other factors.

Foreign Exchange and Interest Rate Risk Management

     The Company obtains financing abroad mainly in U.S. dollars and, in certain cases, with floating interest rates. As a result, Telefónica Chile is exposed to financial risks related to foreign exchange and/or interest rate fluctuations. For this reason, Telefónica Chile periodically reviews its exposure to foreign exchange and interest rate risk to determine the levels of coverage required for each period. See “Item 3. Key Information—Risk Factors.” Currency devaluations and foreign exchange fluctuations may adversely affect Telefónica Chile.

     In 2007, the Company continued its policy of hedging 100% of its financial debt against foreign exchange fluctuations. Of the Company’s total long-term debt (including current maturities) of Ch$391,549 million (US$788.0 million) as of December 31, 2007, 36.2% was denominated in Chilean pesos and 63.8% was denominated in foreign currencies, mainly the U.S. dollar.

     As of December 31, 2007, 34.8% of the Company’s long-term interest-bearing debt, including current portion and foreign currency and Chilean peso-denominated debt, was exposed to interest rate fluctuations. The remaining 65.2% of the Company’s interest-bearing debt was insulated from interest rate fluctuations: 46.9% was hedged and 18.3% was fixed-rate debt. As of December 31, 2007, the Company had outstanding cross-currency swaps of Ch$183,850 million (US$370 million), which serve to hedge against dollar-peso exchange rate fluctuations and, at the same time, effectively change its floating rate to a fixed rate. See “Item 11. Quantitative and Qualitative Disclosures About Market Risk.”

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

     Non-monetary assets, UF-denominated monetary assets and liabilities, shareholders’ equity, and income and expense accounts are generally restated using the Chilean CPI, based on the “prior month rule,” in which inflation adjustments are based on the Chilean CPI at the end of the month preceding the period-end. Inflation, as measured by the Chilean CPI, was 3.6%, 2.1% and 7.4% for the twelve-month periods ended November 30, 2005, 2006 and

2007, respectively. Monetary assets and liabilities in foreign currencies are restated at period-end exchange rates. In the Company’s case, the amount of monetary correction for any period will depend primarily on the amount of foreign-currency denominated monetary assets and liabilities and the effect of adjustments for inflation on monetary assets and liabilities.

     The following table sets forth the accounting treatment of the effect of inflation on Telefónica Chile’s statement of operations for the periods indicated:

	Year ended December 31,

	2005	2006	2007	2007

	(in millions of constant Ch$ as of December 31, 2006)			(US$ millions)

Price level restatement	2,134	538	1,753	3.5
Purchasing-power gain	21,326	11,759	31,239	62.9
(Loss) on indexation	(19,192)	(11,221)	(29,486)	(59.3)
Exchange differences
(gain (loss) on foreign currency transactions)	1,048	177	(360)	(0.7)
Price level restatement and exchange differences, net	3,182	715	1,393	2.8

     Recent Accounting Pronouncements Under U.S. GAAP

(i) In September 2006, the FASB issued Statement of Financial Accounting Standards No, 157, “Fair Value Measurements.” This statement defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS 157 is effective for fiscal years beginning after November 15, 2007 for financial assets and liabilities and November 15, 2008 for others. The Company is currently evaluating the impact that will result from the adoption of SFAS 157.

(ii) In February 2007, the FASB issued Statement of Financial Accounting Standards No, 159, “The Fair Value Option for Financial Assets and Financial Liabilities.” SFAS No. 159 permits measurement of recognized financial assets and liabilities at fair value with some exceptions. Changes in the fair value of items for which the fair value option is elected should be recognized in income or loss. The election to measure eligible items at fair value is irrevocable and can only be made at defined election dates or events, generally on an instrument by instrument basis. Items for which the fair value option is elected should be separately presented or be parenthetically disclosed in the statement of financial position. SFAS No, 159 also requires significant new disclosures that apply for interim and annual financial statements. SFAS No. 159 will be effective for fiscal years beginning after November 15, 2007 with earlier adoption permitted, if certain conditions are met. The Company does not expect the result of adopting SFAS No. 159 to be material to the consolidated financial statements.

(iii) In December 2007, the FASB issued SFAS No. 141 (revised 2007) “Business Combinations.” SFAS 141 (R) establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, any noncontrolling interest in the acquiree and the goodwill acquired. SFAS 141 (R) also establishes disclosure requirements to enable the evaluation of the nature and financial effects of the business combination. SFAS 141 (R) is effective for fiscal years beginning after December 15, 2008. Earlier adoption is prohibited. SFAS 141 (R) will be applied to future business combinations, if any, consummated by the Company.

(iv) In December 2007, the FASB issued SFAS No. 160 “Noncontrolling interests in Consolidated Financial Statements – an amendment of ARB No. 51.” SFAS No. 160 establishes accounting and reporting standards that require that the ownership interests in subsidiaries held by parties other than the parent be clearly identified, labeled, and presented in the consolidated statement of financial position within equity, but separate from the parent's equity; the amount of consolidated net income attributable to the parent and to the noncontrolling interest be clearly identified and presented on the face of the consolidated statement of income; and changes in a parent's ownership interest while the parent retains its controlling financial interest in its subsidiary be accounted for consistently. SFAS

No. 160 is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. The Company is in the process of evaluating the financial impact of adopting SFAS 160.

(v) In March 2008, the FASB issued SFAS No. 161 “Disclosures about Derivative Instruments and Hedging Activities.” The new standard is intended to improve financial reporting about derivative instruments and hedging activities by requiring enhanced disclosures to enable investors to better understand their effects on an entity’s financial position, financial performance, and cash flows. It is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. The Company is in the process of evaluating the financial impact of adopting SFAS 161.

(vi) On August 28, 2007, the SVS issued an official announcement with respect to the adoption of International Financial Reporting Standards (“IFRS”) in Chile. According to this announcement, the Company will have to adopt IFRS as of January 1, 2009 or 2010. The Company is in the process of defining a convergence plan, and is currently evaluating the impact that the application of IFRS will have on the financial statements.

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

D. Trend Information

     Regulatory Environment

     The Chilean Government has historically regulated local telephony services in Chile. The Chilean government, through the Chilean Antitrust Authority, which is the agency responsible for making certain determinations relating to competitive conditions in the telecommunications industry, has determined that Telefónica Chile is a dominant operator of local telephony in many areas of Chile. As a result, the Company is subject to tariff decrees that regulate certain rates and fees the Company can charge for such local telephony services in most of the country. Tariff regulation, which is set every five years, may have a significant impact on Company revenues and its ability to compete in the marketplace, as the Company is required to charge the same tariff to all clients in a designated tariff area.

     Recent trends seen outside of Chile have shown an increased use of IP technology as a substitute for traditional voice services at lower prices. The Telecommunications Law in Chile requires a regulation to be defined for these services to be offered to the public. Currently IP telephony may only be offered to corporate customers for internal use. See “Item 4. Information on the Company—Business Overview—Licenses and Tariffs.”

     The Chilean Economy

     The Company’s operations are located almost entirely in Chile; therefore, the Company’s operating and financial performance is sensitive to, and dependent upon, the level of economic activity in Chile. For the last seven years the Chilean economy has experienced positive growth, with an expansion of GDP at rates of 3.9% in 2003, 6.2% in 2004, 6.3% in 2005, 4.2% in 2006 and 5.2% in 2007. The Central Bank’s concern for price stability has translated into the application of an inflation-targeting monetary approach. Inflation reached 1.1% in 2003, 2.4% in 2004, 3.7% in 2005, 2.6% in 2006, while in 2007 it climbed to 7.8% due to price increases in crude oil and food. The current account had a surplus of 1.5% of GDP in 2004, 0.6% in 2005, 2.7% in 2006 and 3.6% in 2007. Annual average unemployment declined from 9.0% in 2002 to 7.0% in 2007; therefore, household spending has helped drive the current expansion. During 2007, fiscal revenue reached record levels, driven by the high prices of commodities, particularly copper, resulting in a fiscal surplus equal to an estimated 8.4% of GDP. Meanwhile, domestic demand increased by approximately 7.3%, domestic consumption grew by approximately 6.5% and investment grew by approximately 10.0% . In spite of the favorable economic climate, there can be no assurance that the consumption of the Company’s products and services will grow in the same proportion.

     Increased Competition, New Entrants and M&A Activity

     Telefónica Chile faces intense competition in every aspect of its business. Telefónica Chile competes with both mobile telephony and other fixed and cable telephony operators, none of which are subject to the same tariff regulations as the Company and therefore compete under different conditions. The Company’s market share in fixed lines has declined from 82% in 2000 to 65% in 2007. In 2004 and 2005, the competitive environment has led to major merger and acquisition activity, primarily in the cable operator business, where the top two companies consolidated and, combined, had nearly 90% of the pay television market, while also becoming a relevant player in broadband and fixed telephony. Additionally, in the mobile telephony business, in 2004, Telefónica Móviles (“TEM”) acquired Bellsouth in Chile and the mobile subsidiary of Telefónica Chile in order to merge these two companies. During 2005, the Mexican operator America Móvil (a subsidiary of Telmex) acquired the local mobile operator Smartcom, Telecom Italia sold its controlling stake in Entel to the local group Almendral, and the fixed network operator Manquehue Net was acquired by the local data transmission operator, GTD Group. In 2006, Telefónica Chile entered the pay television market, where the dominant operator (the cable company VTR) controlled approximately 90% of the market in May 2006. Launched in June 2006, the Company’s market share reached 17.1% as of December 31, 2007.

     There is also an increase in competition with the entry of new operators in the market, primarily in the LD and data transmission businesses. Telefónica Chile competes with fifteen other LD operators and with mobile telephone operators in the DLD market. As a result, the Company has faced intense pricing pressure, and a decreasing trend in traffic, which may result in further price decreases and market share losses in the future.

     The mobile telephony market has continued to grow, reaching a penetration in the market of about 88 lines per 100 inhabitants as of December 31, 2007, as compared with only 20 lines per 100 inhabitants in the local service. The Company has experienced substitution since the introduction of mobile communications service, which has contributed to the declines in number of fixed lines, volume of local traffic and DLD traffic.

     See also “Item 4. Information on the Company—Business Overview.”

E. Off-Balance Sheet Arrangements

     There are no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on the Company’s financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

F. Tabular Disclosure of Contractual Obligations

     The following table summarizes the Company’s contractual cash obligations and commercial commitments as of December 31, 2007 and the liquidity requirements for such obligations in the future periods specified.

	Payments due by period
	(in millions of constant Ch$ as of December 31, 2007)

		Less than			More than
Contractual Obligations:	Total	1 year	1-3 years	3-5 years	5 years

Long-term debt, including current maturities(1)	391,210	78,253	171,634	77,031	64,292
Capital (finance) lease obligations(1)	339	41	82	82	134
Operating lease obligations	-	-	-	-	-
Purchase obligations	-	-	-	-	-
Other long-term liabilities reflected on the
company’s balance sheet under the GAAP of
the primary financial statements(2)	382,349	222,055	45,831	1,859	112,604
Other accounts payable and
due to related company(1)	33,449	33,449	-	-	-
Total contractual obligations	807,347	333,798	217,547	78,972	177,030

________________________________________
(1)	Includes accrued interest as of December 31, 2007.

(2)	Other long-term liabilities include dividends payable, notes payable, miscellaneous accounts payable, accruals, withholdings and deferred taxes, severance indemnity obligations and other liabilities.

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

     Telefónica Chile’s Board of Directors was elected for a three-year term at the General Annual Shareholders’ Meeting held April 13, 2007. Alternate directors participate in discussions at the Board meetings but are entitled to vote only when their respective principal directors are absent. The bylaws also require that the directors and alternate directors elected by the holders of Series B Common Stock be shareholders of the Company.

     The Board of Directors appoints a General Manager (also known as the Chief Executive Officer) and such other executive officers as are deemed appropriate to implement the Board’s policies and decisions. The Chief Executive Officer of a public Chilean corporation cannot also serve as a director of such corporation.

     The Board of Directors must meet at least once per month.

     As of March 31, 2008, the Company’s directors and executive officers were:

Directors (1)
Name	Position

Emilio Gilolmo López	Chairman of the Board of Directors and Director Series A Common Stock
Narcís Serra Serra	Deputy Chairman of the Board of Directors and Director Series A Common Stock
Andrés Concha Rodríguez	Director Series A Common Stock
Fernando Bustamante Huerta	Director Series A Common Stock
Patricio Rojas Ramos	Director Series A Common Stock
Hernán Cheyre Valenzuela	Director Series A Common Stock
Marco Colodro Hadjes	Director Series B Common Stock
José María Alvarez-Pallete	Alternate - Director Series A Common Stock
Manuel Alvarez-Tronge	Alternate - Director Series A Common Stock

Vacant (2)	Alternate - Director Series A Common Stock
Benjamín Holmes Bierwirth	Alternate - Director Series A Common Stock
Carlos Díaz Vergara	Alternate - Director Series A Common Stock
Mario Vázquez Mari	Alternate - Director Series A Common Stock
Alfonso Ferrari Herrero	Alternate - Director Series B Common Stock

Executive Officers

José Molés Valenzuela	Chief Executive Officer
Cristián Aninat Salas	General Counsel and Secretary of the Board of Directors
Isabel Margarita Bravo Collao	Principal Financial Manager
Manuel Plaza Martin	Technology and Operations Officer
César Valdés Morales	Commercial and Administrative Services Officer
Mauricio Monteiro de Azevedo	Small Business and Professionals Officer
Roberto Muñoz Laporte	Strategy and Corporate Development Officer
Francisco Javier de Miguel del Val	Internal Auditing Officer
Rafael Zamora Sanhueza	Telefónica Empresas Officer
Rubén Sepúlveda Miranda	Human Resources Officer
Diego Martínez-Caro	Management Control and Chief Accounting Office (Controller)
Humberto Soto Velasco	Regulation and Wholesalers Officer
Juan Antonio Etcheverry	Residential Communications Officer

________________________________________
(1)	The Board of Directors was elected for a three-year period at the General Shareholder’s Meeting held on April 13, 2007.

(2)	On December 20, 2007, Mr. Luis Cid resigned.

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

Directors

     Emilio Gilolmo López, 66, became a Series A director and the Chairman of the Board of Directors in April 2006. Within the Telefónica Group he has served as member of the Board of Sogecable S.A. and Chairman of Lolafilms S.A. He has vast experience in the banking industry and as a professor in constitutional law at Complutense University of Madrid and the diplomatic academy. He is Vice President of the Spanish Federation of

Human Rights Protection, of the “Club Siglo XXI” and sponsor of the Ortega y Gasset Foundation. He holds a law degree and a political science degree from the Universidad de Madrid.

     Narcís Serra Serra, 65, became a Series A director and Deputy Chairman of the Board in July 2004. He is the Chairman of Fundación CIDOB, of the National Museum of Art of Catalunya, Deputy Chairman of Catalunya’s Advisory Board of Telefónica S.A., member of the Board of TELESP, Telefónica Internacional, S.A. and Caixa Catalunya. Currently, he is a professor of Economic Theory at Universidad Autónoma de Barcelona. He holds an economics degree from Universidad de Barcelona and a Ph.D. in economics from Universidad Autónoma de Barcelona.

     Andrés Concha Rodríguez, 64, became a Series A director on April 26, 2001. He holds a bachelor’s degree in economics from the University of Chile. At present, he is the General Director of the Chilean Federation of Industry, member of the Board of Security Holdings, a financial institution, and a member of the Board of Pilmaiquen Electrical Co.

     Fernando Bustamante Huerta, 68, became a Series A director on April 26, 2001. He is the Chairman of the Board of Metro S.A. He is a general manager and partner of Inversiones El Olivar Ltda. He holds an accounting degree from Universidad de Chile.

     Patricio Rojas Ramos, 47, became a Series A director in April 2005. He is a partner of P. Rojas & Asociados, an economic consulting company. Currently, he is professor of the Department of Economics at the Universidad Católica de Chile. He holds an economics degree from the Universidad Católica de Chile and a Ph.D. from MIT.

     Hernán Cheyre Valenzuela, 53, became a Series A director on April 15, 2004. He is the Chairman of Econsult, a consulting company. He holds a commercial engineering degree from the Universidad Católica de Chile and a master’s degree in economics from the University of Chicago.

     Marco Colodro Hadjes, 66, became a Series B director on January 28, 2005. He has been Manager of International Commerce of Banco Central de Chile, Deputy Chairman of Banco del Estado de Chile and Chairman of Televisión Nacional de Chile. He holds an economics degree from the Universidad de Chile and a doctorate from the University of Paris.

     José María Alvarez-Pallete, 44, became a director on April 22, 2003. In September 1999, he became Chief Financial Officer of Telefónica, S.A. He was appointed Chairman and Chief Executive Officer of Telefónica Internacional on July 24, 2002. He is a member of the following Boards of Directors: Telefónica de España, Telefónica Móviles, Telefónica Móviles España, Telefónica Data, Telefónica Internacional, Telefónica de Argentina, Telesp, Telefónica Chile, Telefónica de Perú, Cointel, Compañía de Teléfonos de Chile Transmisiones Regionales, Telefónica Larga Distancia de Puerto Rico, China Netcom, and the Supervisory Board of Cesky Telecom. Mr. Álvarez-Pallete holds a graduate degree in economics from the Complutense University of Madrid. He also studied economics at the Université Libre de Belgique.

     Manuel Alvarez Trongé, 51, became a Series A alternate director in April 2006. He also serves as Secretary of the Board of Telefónica Internacional S.A. in Spain. He worked as a lawyer at the Superintendencia de Seguros de la Nación (the National Superintendent of Insurance) and served as Counsel of the Ministry of Justice of Peru and a Legal Manager of Perez Companc S.A. He has also been a professor at Austral, Saint Andrews and Buenos Aires Universities. He holds a law degree from the Universidad de Buenos Aires.

     Benjamin Holmes Bierwirth, 58, became an alternate Series A director in April 2005. He is a member of the Board of Zofri S.A., La Fuente Editores and Laboratorio City. He is also the Chairman of Sociedad de Inversiones y Asesorías Frutillar and founding partner of Portal del Arte S.A. He holds a commercial engineering degree from the Universidad de Chile.

     Carlos Díaz Vergara, 45, became an alternate Series A director on April 15, 2004. He is a member of the Risk Rating Commission for securities that can be purchased by pension funds. Currently, he holds the positions of Dean and Professor at the School of Business and Economics at the Universidad de los Andes and Professor in the Department of Economics at the Universidad Católica de Chile. He holds a commercial engineering degree from the Universidad Católica de Chile, and has a master’s degree in economics from the University of California, Los Angeles.

     Mario Vásquez Mari, 72, became an alternate Series A director in April 2007. He is a member of the following Boards of Directors: Telefónica Latinoamérica, Telefónica Argentina S.A., Telefónica Holdings S.A. and Fundación Telefónica in Argentina, among other companies and foundations. Moreover, he is president of Río Seguros S.A. and is professor of auditing in the Faculty of Economics of the University of Buenos Aires. He holds a degree in Public Auditing from the University of Buenos Aires.

     Alfonso Ferrari Herrero, 66, became an alternate Series B director on April 26, 2001. He is a director of Telefónica S.A., Telefónica Internacional S.A. and Telefónica de Perú S.A.A., the Chairman of the Commission of Appointments and Payments of Telefónica, and President of the Audit Committee of Telefónica de Perú. He holds a Ph.D. in electrical engineering from Madrid University’s Polytechnic School and a master’s degree in business administration from Harvard University.

Executive Officers

     José Molés Valenzuela, 52, has been Chief Executive Officer of Telefónica Chile since September 1, 2005 and was appointed General Director of Telefónica Móviles México in 2003. Between 2000 and 2003 he was General Director of Telefónica Móviles’ operations in Argentina, Brazil and Chile. He holds a degree in electronic engineering from UNED in Spain, and an MBA from Universidad de Salvador, Argentina (recognized by Deusto, Spain) as well as a diploma in marketing from UADE, Buenos Aires, Argentina.

     Cristián Aninat Salas, 53, the Secretary of the Board of Directors since 1997 and the current General Counsel of Telefónica Chile, joined the Company in 1994. He holds a law degree from the Universidad Católica de Chile.

     Isabel Margarita Bravo Collao, 40, Financial Manager and Principal Financial Officer of Telefónica Chile. Joined the finance division of Telefónica Chile in November of 1990 and was the head of the Investor Relations division until 2001, when she was appointed to her current position. She holds a Commercial Engineering degree from Universidad de Santiago de Chile and a Masters degree in Finance from Universidad Adolfo Ibáñez.

     Manuel Plaza Martin, 52, Chief Technology and Operations Officer, joined Telefónica Chile in January 2006. He held the same executive position in Telefónica del Perú since January 2005. He holds a technical industrial engineering degree from Universidad de Valladolid de Madrid.

     César Valdés Morales, 43, Chief Commercial and Administrative Services Officer, joined Telefónica Chile in 1991. He has held executive positions at both the Company, in the Systems Development area, and within Telefónica Latin America, in Global Project Development and IT Services and Development. He holds a degree in industrial civil engineering from the Universidad Católica de Chile, as well as postgraduate degrees in company and IT management.

     Mauricio Monteiro de Azevedo, 37, Chief of Small and Medium Business and Professionals Officer, joined Telefónica Chile in November 2007. He has served as commercial director of the TOP business segment at Telefónica Brazil. He holds a degree in Production Engineering from Universidad Federal de Rio de Janeiro and an MBA from the University of Michigan.

     Roberto Muñoz Laporte, 36, Chief Strategy and Corporate Development Officer, joined Telefónica Chile in January 2007. He has held executive positions at Movistar Chile from 2000 until 2007. He holds a civil industrial engineering degree from Universidad de Chile.

     Juan Antonio Etcheverry, 41, Chief of Residential Customers Officer, joined Telefónica Chile in January 2007. He holds a degree in industrial civil engineering from the Universidad de Chile.

     Francisco Javier de Miguel del Val, 40, Chief Internal Auditing Officer, joined Telefónica Chile in February 2007. Prior to joining the Company, he held positions as head of financial management and manager of internal auditing for Telefónica Spain. He holds a degree in law from the Universidad Autónoma de Madrid, a master’s degree in taxation from the Centro de Estudios Financieros and a master’s degree in real estate law and legal practice from the Universidad Complutense de Madrid.

     Rubén Sepúlveda Miranda, 42, the Chief Human Resources Officer, joined the Company in June 2006. He holds a degree in commercial engineering and a master’s degree in human resources management from the

Universidad de Santiago de Chile, as well as a diploma in strategic human resources management from the Universidad Adolfo Ibañez as well as a master’s degree in human resources administration and management from Universidad de Santiago de Chile.

     Diego Martínez-Caro, 37, Management Control and Chief Accounting Officer, joined Telefónica Chile in 2004. He held the same executive position in Telefónica del Perú since 2001. He holds a degree in economics from Universidad Complutense de Madrid and a master’s degree in business administration from IESE - Navarra University.

     Humberto Soto Velasco, 49, the Chief of Regulation and Wholesalers Officer, joined Telefónica Chile in July 2002. He holds an electrical civil engineering degree from the Universidad de Chile.

     Rafael Zamora Sanhueza, 42, the Chief of Telefónica Empresas Officer, joined Telefónica Chile in 1991. His experience at the Company includes head positions in the control and planning area, as well as the residential customers area. He holds a degree in civil industrial engineering and a master’s degree in industrial engineering from the Universidad de Chile.

B. Compensation of Directors and Officers

     Each director and alternate director, with the exception of the Chairman of the Board and the Deputy Chairman of the Board, receives compensation equal to 120 UTMs (US$8,265 as of December 31, 2007) per month for attending Board meetings and for expenses, provided he has attended at least one Board meeting in the month.

     The Chairman of the Board of Directors receives twice the compensation received by other directors. The Deputy Chairman of the Board of Directors receives 1.5 times the compensation received by other directors.

     The compensation for Board members and their alternate directors is decided at the General Annual Shareholders’ Meeting. For the year ended December 31, 2007, the compensation paid to directors and executive officers of the Company was as follows:

		In Thousands of Ch$

Name	Position	Compensation 2007	Other Compensation 2007 (*)

Emilio Gilolmo López	Chairman and Director Series A Common Stock	98,713
Narcís Serra Serra	Deputy Chairman and Director Series A Common Stock	74,121
Andrés Concha Rodriguez	Director Series A Common Stock	49,405	1,471
Fernando Bustamante Huerta	Director Series A Common Stock	49,405
Patricio Rojas Ramos	Director Series A Common Stock	49,405
Hernán Cheyre Valenzuela	Director Series A Common Stock	49,405	1,471
Marco Colodro Hadjes	Director Series B Common Stock	49,405
José María Alvarez-Pallete	Alternate—Director Series A Common Stock	49,445

Manuel Alvarez Tronge	Alternate—Director Series A Common Stock	32,986
Luis Cid Alonso (1)	Alternate—Director Series A Common Stock	45,299
Benjamín Holmes Bierwirth	Alternate—Director Series A Common Stock	49,405
Carlos Díaz Vergara	Alternate—Director Series A Common Stock	49,405
Mario Vázquez Mari	Alternate—Director Series A Common Stock	36,902
Alfonso Ferrari Herrero	Alternate—Director Series B Common Stock	41,157	588
Sub-Total (Directors)		724,458	3,530
Executives 70 persons		6,929,350
Total		7,653,808	3,530
____________________
     (*) Others refers to compensation paid to the Audit Committee (created in July 2005). The Audit Committee is responsible for matters such as External Auditing, Financial Statements and Internal Auditing.

     (1) Resigned in November 2007.

     Since 2001, the Company’s subsidiaries do not pay Directors compensation. Consequently, during 2007, no fees were paid to directors of subsidiaries. In the case of each subsidiary, the decision to eliminate directors’ fees was adopted by the board of directors and approved by its shareholders.

     The Company does not compensate directors by other means such as through bonuses, profit-sharing plans, stock option plans, or pension, retirement or similar benefits.

C. Board Practices

     The Company’s directors are elected for a three-year term at the General Annual Shareholders’ Meeting. The current Board of Directors was elected at the General Annual Shareholders’ Meeting held on April 13, 2007. The Company has no service contracts with its directors.

Directors Committee

     According to Law 19,705, effective as of December 20, 2000, all limited liability public companies with a market capitalization greater than UF1,500,000 (equivalent to approximately US$59.2 million as of December 31, 2007) must appoint a directors committee composed of three directors, the majority of whom must be independent from the controlling shareholder.

     The Company’s Directors Committee was created on April 14, 2005. The current members of the Directors Committee were elected by the Board of Directors at a meeting held on April 23, 2007. The budget for this committee and the monthly compensation of the committee members and alternate committee members for the year 2007 were approved at the General Annual Shareholders’ Meeting of the Company held on April 13, 2007.

     The main functions of the Directors Committee are (i) to review the account inspectors’ report and the external auditors’ report, (ii) to propose external auditors and local credit-rating agencies to the Company’s Board of Directors, (iii) to examine all applicable transactions involving directors and related parties under Articles 44 and 89 of the Chilean Corporations Law and (iv) to review the salaries and bonuses of the Company’s senior executives. In addition, Telefónica Chile’s Directors Committee examines all transactions involving the Company’s CEO and other senior executive officers. The Directors Committee examines, proposes and makes recommendations to the Board of Directors that are not binding upon the Board.

     During 2007, the Directors Committee held monthly meetings to review the matters entrusted to it as is stipulated in the corresponding Committee acts. Additionally, the Committee approved the quarterly financial statements submitted to it by management.

     Each member and alternate member of the Directors Committee receives compensation equal to UF30 (approximately US$1,185 as of December 31, 2007) per month for attending Directors Committee meetings, provided that he has attended at least one Directors Committee meeting in such month. The annual budget of the Directors Committee amounts to Ch$75 million (approximately US$150,939 as of December 31, 2007). During 2007, the Directors Committee spent approximately Ch$57 million (approximately US$100,000) on consulting fees.

     As of March 31, 2008, the Directors Committee comprises the following persons:

Regular Member	Alternate Member

Emilio Gilolmo López	José María Alvarez-Pallete

Patricio Rojas Ramos	Benjamín Holmes Bierwirth

Hernán Cheyre Valenzuela	Carlos Díaz Vergara

     For the year ended December 31, 2007, the following table lists the members of and the compensation paid to the Directors Committee:

		Total Compensation
		(in thousands of
		constant Ch$ as of
Directors	Position	December 31, 2007)

Emilio Gilolmo López	Director Series A Common Stock	7,054
Patricio Rojas Ramos	Director Series A Common Stock	7,061
Hernán Cheyre Ramos	Director Series A Common Stock	7,061
José María Alvarez-Pallete	Alternate—Director Series A Common Stock	0
Benjamín Holmes Bierwirth	Alternate—Director Series A Common Stock	7,061
Carlos Díaz Vergara	Alternate—Director Series A Common Stock	7,061
Total		35,298

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

     At the Annual General Shareholders’ Meeting held on April 13, 2007, compensation for audit committee members was set at UF15 per session, with a maximum of six sessions per year. For more information on executive compensation paid in 2007, see “—Compensation of Directors and Officers” above. The expense budget for the audit committee was set at Ch$37 million (approximately US$74,463) for the year 2007.

     For further information please see “Significant Differences in Corporate Governance Practices from U.S. Companies” below.

Significant Differences in Corporate Governance Practices from U.S. Companies

     The following is a comparison of corporate governance practices followed by U.S. companies listed with the NYSE and the Company’s practices:

     According to the NYSE, listed U.S. companies must have a majority of independent directors who must meet at regularly scheduled executive sessions without management. According to Chilean law, the Company’s directors cannot serve as executives, accountants, auditors or CEO of the Company, though they need not be otherwise “independent” as defined by the NYSE. The Company’s directors may meet individually or collectively with those they deem necessary to inform themselves and to make decisions regarding the Company. See “Item 6. Directors, Senior Management and Employees” for a list of the Company’s board members.

     According to the NYSE, listed U.S. companies must adopt corporate guidelines that govern directors responsibilities, qualifications, compensation and education, management succession and an annual performance evaluation of the board. Chilean law, which the Company follows, dictates the composition, duration, duties and responsibilities of board members, as well as sanctions for non-compliance with these. Chilean law also requires that, at each General Annual Shareholders’ Meeting, board remuneration must be approved, which was done on April 13, 2007. See “—Compensation of Directors and Officers” above.

     According to the NYSE, listed U.S. companies must have an internal audit function to provide management with ongoing assessments of the company’s risk management process and the system of internal controls. Although there is no local law requirement to do so, the Company does have an internal audit department that conducts the assessment.

     According to the NYSE, listed U.S. companies, beginning the earlier of the first annual shareholders’ meeting after January 15, 2004 and October 31, 2004, must have an audit committee consisting of a minimum of three independent Board members who are financially literate and at least one who is a designated financial expert, while foreign companies, such as Telefónica Chile, have to meet this requirement starting on July 31, 2005. Listed U.S. companies must also have compensation and nominating and corporate governance committees composed entirely of independent directors. Chilean law does not require these committees. However, Chilean Law does require open stock companies with a market capitalization above UF1.5 million (approximately US$59.2 million) to have a Directors Committee, made up of three board members who are “independent,” as defined by Chilean law below, of the controlling shareholders and whose remuneration is determined by shareholders at the General Annual Shareholders’ Meeting, to perform the following functions:

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

     Chilean law states that a director is independent when, excluding the votes from the controlling shareholder and their related parties, the director would have been elected. Accordingly, a director that is independent under Chilean law may not be independent under the NYSE’s corporate governance rules or under the SEC’s audit committee independence rules. The Company’s Directors Committee consists of three board members and their respective alternates, two of which are independent of the controlling shareholder, as defined by Chilean law. Chilean law has no requirement for members to be financial experts.

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

D. Employees

     As of December 31, 2007, Telefónica Chile (excluding its subsidiaries) employed 3,619 persons. Telefónica Chile’s subsidiaries employed 672 persons as of December 31, 2007.

     The table below sets forth the total number of employees as of December 31 of each year indicated, and the change from December 31 of the preceding year.

Year	Number of Employees	% Change

2005	3,910	+3.6%
2006	3,660	-6.4%
2007	4,291	+17.2

     The table below sets forth the breakdown of the Company’s employees as of December 31 of each year indicated, and the change from December 31 of the preceding year.

Company	Number of Employees			% Change Between 2007 and 2006

	2005	2006	2007

Parent Company	2,945	2,962	3,619	22.2%
Long Distance	143	29	46	58.6%
Corporate Customer Communications	417	412	340	-17.5%
Others	405	257	286	11.3%

Total	3,910	3,660	4,291	17.2%

     The 17.2% increase in total employment with respect to 2006 is due primarily to the new Outsourcing Law, effective since January 1, 2007, requiring companies to incorporate as permanent employees certain independent contractors who previously were considered outsourced labor.

     In 2004, a new collective bargaining agreement was finalized with Federación Zonas (“Unions from Regions”), an umbrella organization grouping seven unions and representing 247 employees. This agreement maintained the changes that had already been introduced for other unions. Thus, over 97% of workers are currently subject to more flexible conditions allowing the Company to better adapt to customer needs, not only in scheduling, but also in compensation and incentives. During 2005, four unions negotiated contracts with the Company representing 286 employees. Only 74 employees elected to invoke Article 369 of the Chilean Labor Code and freeze the conditions of the previous labor contract for a period of 18 months starting in July 2005.

     In 2006, eight collective bargaining agreements were finalized with 21 unions representing 2,589 Company employees. 100% of unionized employees had signed a contract for a period of three to four years. The most relevant change introduced in these collective bargaining agreements was the inclusion of variable compensation linked directly to business targets. During this process, certain union organizations decided to discontinue application of Article 369 after having applied it since 2002.

     In 2007, a collective bargaining agreement was finalized with one union, OITT, representing 309 employees. As of December 31, 2007, 60% of Company employees were unionized, equivalent to 2,589 employees, represented by 22 unions under nine collective bargaining agreements. As of December 31, 2007, 100% of unionized employees have signed three to four year contracts through at least 2008. Thus, there are no collective bargaining agreements scheduled for negotiations during 2008.

     As of December 31, 2007, the Company’s severance indemnity provisions were Ch$37,506 million (US$75.5 million). As a result of a structural reorganization in 2007, 122 employees were laid off and Ch$3,501 million was paid in severance indemnities during the year.

     Under the law enacted in November 1980 that privatized the Chilean social security system, the Company is required to deduct from employees’ monthly wages a contribution to a personal pension fund owned by each employee, managed by Administradoras de Fondos de Pensiones or AFPs (Chilean pension funds), individually selected by the employee. Compulsory contribution, which currently amounts to approximately 13% of monthly taxable income (“MTI”) (up to a maximum MTI of UF60, equivalent to approximately US$2,066.50 per month), includes the costs of life insurance and disability insurance coverage. The Company’s statutory social security obligation is fully satisfied by the deduction and delivery to the corresponding AFP of such monthly contributions on behalf of the respective employees.

     Additionally, Chilean employees contribute 7% of their monthly taxable income (up to a maximum of UF60, equivalent to approximately US$2,066.50 per month), to an ISAPRE (Chilean Health Insurance System) individually selected by the employee.

E. Share Ownership

     As of March 31, 2008, 2,824 shares of Series A Common Stock and 3 shares of Series B Common Stock were owned by the persons listed in Item 6.A as directors and officers, including those who held their positions as of December 31, 2007 and who are no longer officers or members of Telefónica Chile’s Board of Directors. None of these persons owns more than 1% of any class of the Company’s outstanding shares. In addition, the persons listed in Item 6.A as directors and officers, including those directors who held their positions as of December 31, 2007 and who are no longer officers or members of Telefónica Chile’s Board of Directors, do not own shares of Telefónica Larga Distancia S.A.

     As of March 31, 2008, 120 non-executive employees of the Company owned 321,463 shares of Series A Common Stock and 38 non-executive employees of the Company owned 121,868 shares of Series B Common Stock, collectively representing 0.05% of the Company’s outstanding shares. There are no plans for employees to purchase stock options.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

     The following table sets forth certain information, on a subscribed share basis, as of March 31, 2008, with respect to each shareholder known to the Company to own beneficially 5% or more of any class of the Company’s shares of common stock and all directors and executive officers of the Company as a group:

	Series of	Number of Shares
Name and Address of Beneficial Owner	Common Stock	Beneficially Owned	% of Series	% of Total

Telefónica Internacional Chile	A	387,993,524	44.39	40.5
Providencia 111, 23rd floor	B	41,739,487	50.19	4.4
Santiago, Chile
Citibank, N.A., as depositary(1) (58 registered holders)	A	164,252,207	18.8	17.2
111 Wall Street
New York, NY 10043, USA
AFP Habitat S.A	A	52,963,649	6.1	5.5
Avenida Providencia 1909	B	5,813,466	7.0	0.6
Santiago, Chile
AFP Cuprum S.A	A	43,880,301	5.02	4.6
Bandera 236, 7th floor	B	4,011,487	4.8	0.4
Santiago, Chile
All directors and executive officers,
as a group (4 persons)	A	2,824	(2)	(2)
	B	3	(2)	(2)

________________________________________
(1)	Pursuant to the requirements of Chilean law, all shares of Series A Common Stock represented by ADSs are registered to Citibank, N.A., as depositary (the “Depositary”).

(2)	Represents less than 1%.

     The following table provides information, as of March 31, 2008, with respect to the shares owned by the persons listed in Item 6.A as directors and officers, as well as those who held their positions as of December 31, 2007 and who are no longer officers or members of Telefónica Chile’s Board of Directors:

	Number of	Number of
	Series A	Series B
Name	Shares	Shares	Total

Marco Colodro Hadjes	-	2	2
Alfonso Ferrari Herrero	-	1	1
Rafael Zamora Sanhueza	2,100	-	2,100
Isabel Margarita Bravo	724	-	724

     The table below sets forth certain information, as of December 31, 2007, with respect to the twelve largest shareholders of Series A and B Common Stock:

	Number of Series A	Number of Series
	Shares	B Shares	Total	% of Total

Telefónica Internacional Chile S.A	387,993,524	41,739,487	429,733,011	44.9%
Citibank N.A.(1)	152,940,551	-	152,940,551	16.0%
AFP Habitat S.A.(2)	57,412,043	5,813,466	63,225,509	6.6%
AFP Provida S.A.(2)	43,931,254	4,626,981	48,558,235	5.1%
Citibank Chile Cta. De Terceros Cap. XIV
Res	41,241,214	-	41,241,214	4.3%
AFP Cuprum S.A.(2)	35,746,439	3,889,307	39,635,746	4.1%
AFP Bansander S.A.(2)	22,882,535	2,295,763	25,178,298	2.6%
AFP Santa María S.A	18,743,421	2,238,363	20,981,784	2.2%
Cia. de Seguros de Vida Consorcio
Nacional	9,552,472	-	9,552,472	1.0%
AFP Planvital S.A.(2)	8,291,954	627,281	8,919,235	0.9%
Ultra Fondo de Inversión	8,862,923	-	8,862,923	0.9%
Banchile Corredores de Bolsa S.A	7,172,258	317,123	7,489,381	0.8%
Subtotal	794,770,588	61,547,771	856,318,359	89.5%
Other Shareholders	79,224,859	21,613,867	100,838,726	10.5%
Total	873,995,447	83,161,638	957,157,085	100.0%

________________________________________
(1)	Depositary acting on behalf of the Company’s ADS holders.

(2)	Pension fund.

     In July 2004, Telefónica Internacional increased the percentage of ownership from 43.6% to 44.9% .

     As of December 31, 2005, 2006 and 2007, Citibank, N.A., as Depositary for the Company’s American Depositary Receipts (“ADRs”), owned approximately 11.51%, 11.00%, and 15.97% of the Company’s shares, respectively. AFP Habitat, a Chilean pension fund, owned approximately 7.00%, 7.00%, and 6.60% as of December 31, 2005, 2006 and 2007, respectively. AFP Provida, a Chilean pension fund, owned approximately 6.75%, 7.00%, and 5.07% as of December 31, 2005, 2006 and 2007, respectively. During the year ended December 31, 2007, life insurance companies increased their investment in the Company to 1.6%, from 1.3% in December 2006, whereas general insurance companies increased their investment to 0.7%, from 0.01% in December 2006.

     As of March 31, 2008, ADR holders (through the Depositary) held 17.16% of Telefónica Chile’s total shares, represented by 58 registered shareholders. The remaining 82.84% of the Company’s total shares were held locally, in Chile, represented by 12,031 shareholders. All of the Company’s shareholders have identical voting rights. The Company’s Series A Shareholders vote to elect six of the seven members of the board of directors and the Series B shareholders elect one member to the board of directors.

Controlling Shareholder

     Telefónica Internacional Chile owns 44.9% of all shares of the Company. Telefónica Internacional Chile is a 99.9% -owned subsidiary of Telefónica Chile Holding B.V., which is indirectly wholly owned by Telefónica S.A., through its subsidiary TISA.

B. Related Party Transactions

     Article 89 of the Chilean Corporations Law requires that a company’s transactions with related parties (defined as entities that belong to the same group of companies) be on similar terms to those customarily prevailing in the market. Directors and executive officers of companies that violate Article 89 are liable for losses or damages resulting from such violations. In addition, Article 44 of the Chilean Corporations Law provides that any transaction in which a director has a personal interest or is acting on behalf of a third party may be approved in advance by the board of directors only if the board of directors is informed of such director’s interest and if the terms of such transaction are similar to those prevailing in the market. If a transaction involves an amount greater than UF20,000 (equivalent to US$771,959 as of December 31, 2007), the board of directors must be presented with a report as to whether the terms of the proposed transaction are comparable to those prevailing in the market before such transaction takes effect. If it is impossible for the board of directors to determine the prevailing market terms, the board can appoint two independent appraisers and make a decision regarding the transaction in question only after the reports of both appraisers are received. If the opinions of two independent appraisers significantly differ, or if the terms and conditions of the action or contract in question are unfavorable to the shareholders of the Company, shareholders representing at least 5% of the issued voting stock may request that the board of directors summon a special meeting of shareholders to approve such transaction. Two-thirds of the issued voting stock must approve the transaction at such meeting. Resolutions approving such transactions must be reported to the Company’s shareholders at the next shareholders’ meeting. Violation of Article 44 may result in imposition of administrative or criminal sanctions upon responsible parties, and the Company, its shareholders, or interested third parties who suffer losses as a result of such violation have the right to receive compensation in certain situations.

     In accordance with Section 402 of the Sarbanes-Oxley Act of 2002, since July 2002, the Company has not and will not extend any loans to directors and officers. As of December 31, 2007, the Company does not have any outstanding loans to its directors or executive officers.

     In the ordinary course of its business, the Company engages in a variety of transactions with certain of its affiliates, primarily for the purchase, at fair market prices negotiated on an arm’s-length basis, of goods or services that may also be provided by other suppliers. The Directors Committee is informed of all such transactions in advance, and such transactions are approved by the Board of Directors. See “Item 6. Directors, Senior Management and Employees—Directors Committee.” Below are descriptions of such transactions with affiliates that are material to either the Company or the related counterparty. Financial information concerning these transactions is also set forth in Note 6 to the Audited Consolidated Financial Statements. As of December 31, 2007, the receivables from related parties amounted to Ch$119,781 million (US$39.8 million) and the accounts payable to related parties amounted to Ch$33,449 million (US$67.3 million). The income and expenses from related party transactions resulted in a net expense of Ch$68,160 million (US$137.2 million).

     Transactions with Telefónica España

     Since June 30, 1992, the Company, through its subsidiary Telefónica Larga Distancia, has had a correspondence agreement with Telefónica providing for the exchange of ILD traffic between Chile and Spain. This agreement, which has an indefinite term subject to cancellation by either party on six months’ notice, generated income of Ch$705 million, Ch$471 million and Ch$1,128 million (US$2.3 million) for the years ended December 31, 2005, 2006 and 2007, respectively. The outstanding balances under the agreement in favor of the Company, as of December 31, 2007 and 2006, were Ch$1,954 million (US$3.9 million) and Ch$754 million, respectively. There were no outstanding balances payable by the Company as of December 31, 2007 and 2006.

     Transactions with Telefónica Internacional Chile S.A.

     In 1997, the Company entered into an agreement of technical service with Telefónica Internacional Chile (TISA) through which Telefónica Internacional Chile coordinates certain joint activities among the members of the Telefónica Group on behalf of the Company. Under the agreement, the Company incurred expenses of Ch$626 million in 2005, Ch$624 million in 2006 and Ch$557 million (US$1.1 million) in 2007. There were no outstanding balances in favor of the Company as of December 31, 2006 and 2007. There were balances payable at December 31, 2007 and 2006 amounting to Ch$612 million (US$1.2 million) and Ch$307 million, respectively.

     Transactions with Terra Networks Chile S.A.

     On April 30, 1998, the Company entered into an agreement with Terra Networks Chile S.A. a subsidiary of Telefónica S.A., pursuant to which the Company provided collection services to Terra Networks Chile. Furthermore, on June 1, 1999, the Company entered into an agreement with Terra Networks Chile pursuant to which Terra Networks Chile provides Internet access to certain Chilean schools, the costs of which are to be paid by the Company to Terra Networks Chile. Telefónica Chile also has an agreement to purchase online advertising from Terra Networks Chile for itself and its subsidiaries. In January 2007, Telefónica Chile and Terra Networks Chile signed a three-year agreement to outsource the provision of Internet access to the Company’s broadband customers. The Company recorded net income of Ch$4,720 million and Ch$5,813 million in the years 2005 and 2006, respectively, and net expense of Ch$9,512 million (US$19.1 million) in 2007, under these agreements. The Company had balances receivable from Terra Networks Chile of Ch$422 million (US$0.8 million) and Ch$2,034 million as of December 31, 2007 and 2006, respectively. Balances payable to Terra Networks Chile from the Company under these agreements amounted to Ch$2,407 million (US$4.8 million) and Ch$5,731 million as of December 31, 2007 and 2006, respectively.

     Transactions with Atento Chile S.A.

     On September 1, 1999, the Company and Atento Chile, a 28.84% affiliate of the Company, signed an outsourcing agreement. The agreement comprises several contracts for services to be provided by Atento Chile to the Company’s business units and customers. Such services include directory assistance, technical assistance and customer complaint management, as well as general commercial and sales information. These contracts were all in effect during 2007. Similar agreements, involving all of the Company’s subsidiaries, were also in effect during 2007. Pursuant to all of the agreements discussed above, the Company recorded total net expenses of Ch$15,070 million, Ch$17,044 million and Ch$21,837 million (US$43.9 million) in 2005, 2006 and 2007. The outstanding balances payable to Atento Chile were Ch$3,244 million and Ch$3,554 million (US$7.2 million) as of December 31, 2007 and 2006, respectively. The outstanding balances payable in favor of the Company as of December 31, 2007 and 2006 were Ch$509 million (US$1.0 million) and Ch$513 million, respectively.

     Transactions with Correspondents of Telefónica Group

     In the year 2004, correspondent agreements were entered into with members of Telefónica Group. These members are Telefónica Argentina, Telefónica Sao Paulo, Telefónica Guatemala, Telefónica Perú, Telefónica Puerto Rico and other mobile companies within Telefónica Group such as Telefónica Móvil El Salvador. These agreements generated net income of Ch$178 million (US$0.4 million) and Ch$279 million for the years ended December 31, 2005 and 2006 respectively, and a net expense of Ch$833 million (US$1.7 million) for the year ended

December 31, 2007. The outstanding balances payable by the Company as of December 31, 2007 and 2006 were Ch$1,235 million (US$2.5 million) and Ch$1,167 million, respectively. The outstanding balances in favor of the Company as of December 31, 2007 and 2006 were Ch$3,433 million (US$6.9 million) and Ch$2,367 million, respectively.

     Transactions with Telefónica Móviles de Chile S.A.

     After the sale of Telefónica Móvil de Chile S.A in 2004., this company changed its name to Telefónica Móviles de Chile S.A. As of December 31, 2007 and 2006, respectively, the Company recognized a balance in favor of Ch$7,077 million (US$14.2 million) and Ch$9,838 million, mainly related to access charges and rental of capacity. As of December 31, 2007 and 2006, respectively, the Company recognized a balance payable of Ch$14,006 million (US$28.2 million) and Ch$18,838 million, mainly related to mobile interconnections (CPP). Transactions with Telefónica Móviles de Chile for the years ended December 31, 2005, 2006 and 2007 generated net expenses of Ch$31,248 million, Ch$30,188 million and Ch$27,089 million (US$54.5 million), respectively.

     Transactions with Telefónica Móviles Chile Affiliates

     As a result of LD contracts with Telefónica Móviles Chile Inversiones S.A., Telefónica Móviles Chile S.A. and Telefónica Móviles Chile Larga Distancia S.A., the Company recognized a total balance in favor of Ch$380 million (US$0.8 million) and Ch$412 million as of December 31, 2007 and 2006, respectively, and a total balance payable of Ch$44 million and Ch$5 million as of December 31, 2007 and 2006. For the years ended December 31, 2005 and 2006 these contracts generated total net expenses of Ch$10,706 and Ch$8,121, respectively, and generated income of Ch$1,052 million (US$2.1 million), for the year ended December 31, 2007.

     Transactions with Telefónica International Wholesale Services Group

     The Company has an agreement with companies belonging to the Telefónica Wholesale International Services Group (“TIWS”), for international data traffic services. The agreements with the TIWS companies were all effective during 2007 and have different expiration dates, depending on the nature of each specific contract. These agreements generated net expenses of Ch$3,007 million, Ch$4,135 million and Ch$8,320 million (US$16.7 million) for the years ended December 31, 2005, 2006 and 2007, respectively. The outstanding balances under the agreement in favor of Telefónica Chile as of December 31, 2007 and 2006 were Ch$778 million (US$1.6 million) and Ch$945 million, respectively. The Company had balances payable of Ch$7,702 million (US$15.5 million) and Ch$5,485 million in 2007 and 2006, respectively.

C. Interest of Experts and Counsels

     Not applicable.

ITEM 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

     See “Item 18. Financial Statements” for a listing of the Company’s Audited Consolidated Financial Statements, included in this Annual Report.

Legal Proceedings

     Unless expressly stated otherwise in this section, the amounts of judgments and claims for damages, as stated in Chilean pesos, do not include adjustment for inflation, interest and costs, which may be required at final judgment. When a judgment or claim is stated in a readjusting unit of currency, such as the UF, no further inflation adjustment is required.

     a) Lawsuit against the State of Chile:

(i)
Having exhausted all administrative remedies aimed at correcting the errors and illegal actions taken in the tariff-setting process of 1999, in March 2002, the Company filed a lawsuit for damages against the

Government of Chile in the amount of Ch$181,038,411,056, plus readjustments and interest, covering past and future damages incurred up to May 2004.

The judicial process is currently at the sentencing stage.

(ii)
Telefónica Chile and Telefónica Larga Distancia filed an indemnity suit against the State of Chile, claiming damages caused due to modification of the telecommunications cable network due to works carried out by highway concessionaires from 1996 to 2000.

     The amount of the damages claimed consists in both companies having been obligated to pay to transfer their telecommunications networks due to the construction of public works concessioned under the Concessions Law in the amount of:

     a. Compañía de Telecomunicaciones de Chile S.A.: Ch$1,929,207,445 (historical)

     b. Telefónica Larga Distancia S.A.: Ch$2,865,208,840 (historical)

     In March 2008, the trial court rejected the claim. The company is appealing this decision.

b) Lawsuits

(i) Voissnet I:

     On January 20, 2005, Telefónica Chile rejected every element of the complaint filed by the IP telephony company Voissnet before the National Attorney for Economic Matters. The complaint alleges Telefónica Chile attempted to hinder free competition and the development and growth of broadband, particularly broadband IP telephony, by contractually prohibiting the provision of telephone services through the Internet broadband service provided by Telefónica Chile.

     Subsequently, on March 14, 2005, Voissnet filed a complaint before the Antitrust Commission based on the same allegations, and Telefónica Chile again rejected every element of the complaint. In addition, the Company filed a counterclaim action against Voissnet for hindering free competition by providing telephone service without the license required by law.

     On August 16, 2005, Telefónica Chile was notified of a complaint filed by the National Attorney for Economic Matters against the Company based on the same actions alleged by Voissnet. In the complaint, the National Attorney for Economic Matters primarily asked the Antitrust Commission to find that Telefónica Chile infringed on free competition by creating artificial barriers to entry for new competitors. In addition, the Attorney General for Economic Matters asked the Court to void the clause prohibiting voice over IP and further requested a yearly fine of 350 UTA (Ch$144 million or US$0.3 million) or any other amount deemed appropriate by the Commission. Lastly, the President of Chile was asked to examine the possibility of amending the current regulatory framework as needed. On September 2, 2005, Telefónica Chile formally rejected all charges contained in the complaint filed by the National Attorney for Economic Matters. On October 4, 2005, the Antitrust Commission accepted the Company’s request to advance to the evidentiary stage of the proceedings, and the Commission subsequently commenced the process of receiving and examining evidence.

     On October 26, 2006, the Company was notified of the Antitrust Commission’s ruling. The ruling accepted, in part, the complaint filed by Voissnet and the requirement of the Attorney General for Economic Matters, and fined Telefónica Chile 1,500 UTA (approximately Ch$616 million or US$1.2 million). On November 8, 2006, Telefónica Chile filed an appeal before the Supreme Court asking that the sentence be revoked and the Company be exonerated from any sanction.

     On July 4, 2007, the Supreme Court partially overturned the ruling of the Antitrust Commission, and reduced the fine from 1,500 to 556 UTA (Ch$228 million or US$0.5 million). Its decision also overturned part of the Antitrust Commission’s ruling, which allowed Voissnet to act without a concession, and left in force the clauses that declared that broadband in a non-regulated service does not require a concession.

(ii) Voissnet II:

     On July 12, 2007 Voissnet filed a complaint before the Antitrust Authority against Telefónica Chile for alleged cross-subsidy in the joint commercialization of its broadband and fixed telephony services by taking advantage of its dominant position in those markets. The complaint was notified on August 20, 2007.

     Telefónica Chile requested that the complaint be rejected, with costs, since the packaged voice and broadband offers are due to a competitive dynamic, and it has not restricted free competition.

     The case is currently at the state where the court must issue the resolution setting the facts on which evidence must be rendered.

(iii) VTR Telefónica S.A.

     On June 30, 2000, VTR Telefónica S.A. filed an ordinary lawsuit, claiming payment of Ch$2,204 million (US$4.4 million), plus amounts accrued during the lawsuit, because of access charges for the Company’s use of VTR’s networks. It based its complaint on the differences brought about by the reduction of access charges after Tariff Decree No. 187 came into effect. Telefónica Chile argued that the access charge tariffs that both parties must pay each other for the reciprocal use of their networks are regulated by a signed contract which VTR had ignored. The trial court accepted VTR’s complaint and the compensation alleged in subsidy by Telefónica Chile. The Company filed an ordinary public motion and appeal, which are pending before the Santiago Court of Appeals.

     There are several other related proceedings. VTR filed a complaint with Subtel in 2002 for alleged non-payment of invoices for access charges set by D.S. 26. It seeks to obligate Telefónica Chile to pay those invoices and impose the fines foreseen in the Telecommunications Law. In June 2003, Telefónica Chile filed a complaint against VTR for non-payment of access charges according to the contract signed between the parties. Both proceedings have been suspended until there is a sentence in the June 2000 lawsuit.

     In turn, on December 21, 2005 Telefónica Chile sued VTR for non-payment of automatic reversal of charges services (800-number services) in the amount of Ch$1,500 million (US$3.0 million), plus sums accrued during the course of the lawsuit. VTR filed a counterclaim on the same grounds in the amount of Ch$1,200 million (US$2.4 million). The judicial process is at the trial court stage.

     Manquehue Net

     On June 24, 2003, Telefónica Chile filed a breach of contract claim before an arbitrator against Manquehue Net in the amount of Ch$3,648 million (US$7.3 million) plus sums accrued during the proceeding. On the same date, Manquehue Net filed a discount compliance complaint for UF107,000 (US$4.3 million) in addition to a claim to obligate related to the signing of 700-number service contracts.

     On April 11, 2005, the arbitrator accepted the complaint of Telefónica Chile, ordering Manquehue Net to pay approximately Ch$452 million (US$0.9 million), and at the same time accepted the complaint filed by Manquehue Net ordering Telefónica Chile to pay UF47,600 (US$1.9 million).

     Telefónica Chile filed ordinary public law motions against both sentences which are currently pending before the Santiago Court of Appeals.

(iv) Chilectra and CGE

     In June 2006, Telefónica Chile filed complaints against Chilectra S.A. and Río Maipo (today CGE Distribución), requesting an adjusted refund of the Reimbursable Financial Contributions that the Company paid between 1992 and 1998, in virtue of the Electric Law. The amounts to be restored amount to Ch$899.7 (US$1.8 million) million and Ch$117.4 million (US$0.2 million), respectively. The complaints have been recently notified and are at the discussion stage.

(v) Writ of Relief

     On June 28, 2006 television channels UCTV and TVN filed a writ of relief against Telefónica Chile requesting suspension of the inclusion of their signals in the digital television plans. On June 30, the Court of Appeals declared the writ inadmissible, which was confirmed on July 4, when it set aside the suit.

     The complaint filed before the Supreme Court by the television channels was declared inadmissible on July 13, 2006, which put an end to the lawsuit.

(vi) Labor Lawsuits

     Labor lawsuits have been filed against the company during the normal course of operations.

     To date there are certain labor proceedings involving former employees that claim wrongful dismissal. These employees did not sign contract termination agreements or receive severance indemnity for years of service. On several occasions the Supreme Court has reviewed the sentences and accepted the Company’s thesis, ratifying the validity of the terminations; however, there remain lawsuits pending first instance sentencing.

     There are also other lawsuits that involve former employees, who received severance indemnities or signed contract termination agreements who in spite of having chosen voluntary retirement plans or having been laid off due to company needs, intend to have them annulled. Of these lawsuits, to date, two have been decided in the Company’s favor. Certain unions have filed complaints before the Santiago Labor Court, requesting indemnification on various theories.

(vii) Telmex

     On March 11, 2008, Telmex presented a claim before the Antitrust Commission alleging the Company acted against free competition by preventing the introduction of Wi-Max technology, which directly competes with public telephony service. The complaint was notified on March 20, 2008 and Telefónica Chile answered the complaint and requested that the complaint be dismissed.

(viii) Other Lawsuits

     During the last quarter of 2007, resolutions issued by the Ministry of Transportation and Telecommunications were notified, in which fines were assessed due to non-compliance with previous resolutions that amounted to UTM 33,700 (approximately US$2.3 million). Telefónica Chile has filed appeals against those resolutions, which are currently in process and pending sentence. It should be noted that the resolutions consider daily fines, which as of December 31, 2007 are estimated to amount to close to UTM 1,200.

     Management and its internal and external legal counsel periodically monitor the evolution of the lawsuits and contingencies affecting the Company during the normal course of its operations, analyzing in each case the possible effects on the Company’s financial condition. Based on this analysis and the information available to date, management and its legal counsel believe that it is unlikely that the Company’s income and equity will be significantly affected by loss contingencies in addition to those already recorded in the financial statements.

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

     On September 21, 2004, Telefónica Chile’s Board of Directors amended the Company’s dividend policy, increasing the distribution of dividends to 100% of annual profits. This policy has been maintained during 2005, 2006 and 2007.

     The dividend policy for future years will be in line with the Company’s financial plan, which focuses primarily on a gradual increase in the rate of self-financing, so as to adjust the financial structure of the Company to the requirements of the development plan. However, this dividend policy will depend on several factors, including the amount of net income generated each year, economic projections that may periodically be made, or certain other events that may affect the Company’s ability to distribute dividends. The availability of funds will also determine the degree of compliance with the dividend policy. Telefónica Chile’s Board of Directors plans to maintain a dividend policy in accord with the Company’s cash flow for the coming years and the projected performance of its financial indicators. The 2008 dividend policy contemplates distributing 100% of net profits for each fiscal year through the payment of an interim dividend in November and a final dividend in May of the following year, subject to approval at the respective General Annual Shareholders’ Meeting.

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

     Dividends

     Dividends are paid to shareholders of record on the fifth business day (including Saturdays) prior to the payment date. The following table sets forth the amounts per share of annual dividends paid out of the Company’s earnings in the years 2003 through 2007. These amounts represent, for each year, a sum of the interim dividends plus the final dividend paid with respect to such year. No dividends were paid in 2003 (the dividend paid in July 2003 was charged against retained earnings).

	Dividends Paid		Total Dividends Paid

	Per Share(1)		Per Share(1)		Per ADS

	Dividends
	against Net	Additional
Fiscal Year	Income	Dividends	Total (Ch$)(2)	Total (US$)(3)	Total (US$)(3)

2003	0.0	17.5(4)	17.5	0.029	0.116
2004	264.6(5)	394.3(6)	658.9	1.182	4.728
2005	69.8(7)	51.0(8)	120.8	0.236	0.943
2006	16.3(9)	42.0(10)	58.3	0.110	0.440
2007	19.4(11)	51.0(12)	70.4	0.142	0.567

________________________________________
(1)	Represents dividend amounts paid with respect to Series A and B Common Stock. Per share information does not take into account any Chilean withholding tax.

(2)	Amounts shown are presented in Chilean historic pesos.

(3)
Translated into U.S. dollars at the Observed Exchange Rates as of December 31 of the respective year. Per ADS information is based on four underlying shares of Series A Common Stock per one ADS and does not take into account any Chilean or U.S. withholding tax.

(4)	Extraordinary dividend charged to retained earnings as of December 31, 2002.

(5)	Includes a final dividend corresponding to the period 2003 for an amount of Ch$3.2 per share, and interim dividends of Ch$131.44 and Ch$130.00 per share charged against 2004 net income.

(6)	Dividend charged to retained earnings as of December 31, 2003.

(7)	Includes a final dividend of Ch$58.8 charged to net income as of December 31, 2004. It also includes an interim dividend of Ch$11 per share charged to 2005 net income.

(8)	Dividend charged to retained earnings as of December 31, 2004.

(9)	Includes a final dividend of Ch$15.31 per share charged to 2005 net income and an interim dividend of Ch$11.0 per share, charged to 2006 net income.

(10)	At the extraordinary shareholders’ meeting held on April 20, 2006, a capital reduction was approved in the amount of Ch$40.2 billion, equivalent to Ch$42 per share, which was paid on June 15, 2006.

(11)	Includes a final dividend of Ch$13.44 per share charged to 2006 net income and an interim dividend of Ch$6.0 per share, charged to 2007 net income.

(12)	At the extraordinary shareholders’ meeting held on April 13, 2007, a capital reduction was approved in the amount of Ch$48.8 billion, or Ch$51 per share, which was paid on June 12, 2007

     The final dividend corresponding to 2007 net income was approved at the General Annual Shareholders’ Meeting on April 14, 2008. The total amount of the dividend is Ch$5,050 million (US$10.2 million), equivalent to Ch$5.276 per share, and will be paid on May 14, 2008.

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

     On November 30, 2005, an interim dividend of Ch$11 per share or US$0.02 per share was paid and charged to 2005 net income.

     On June 22, 2006, a final dividend of Ch$15.31 per share or US$0.03 per share was paid and charged to 2005 net income.

     On June 15, 2006, a capital reduction of Ch$42.0 per share or US$0.08 per share was paid to shareholders.

     On November 23, 2006, an interim dividend of Ch$11.0 per share or US$0.02 per share was paid to shareholders and charged to 2006 net income.

     On May 16, 2007, a final dividend of Ch$13.4 per share or US$0.03 per share was paid to shareholders and charged to 2006 net income.

     On June 12, 2007, a capital reduction of Ch$51.0 per share or US$0.08 per share was paid to shareholders

     On November 21, 2007, an interim dividend of Ch$6.0 per share or US$0.01 per share was paid to shareholders and charged to 2007 net income.

     The Company’s Board of Directors proposed a capital reduction of Ch$39,243,440,485 (Ch$41 per share or US$0.08 per share) which was approved at the extraordinary shareholders’ meeting held on April 14, 2008.

     Dividends received by the Company’s shareholders that are not Chilean residents, including holders of ADSs, are subject to Chilean withholding tax. See “Item 10. Additional Information—Taxation—Chilean Tax Considerations.”

     As a general requirement, shareholders who are not residents of Chile must register with the Central Bank to have dividends, sale proceeds, or other amounts with respect to their shares remitted outside of Chile through the formal currency market. Under the Foreign Investment Contract (as described below in “Item 10. Additional Information—Exchange Controls and Other Limitations Affecting Security Holders”), the Depositary has been granted access to the Formal Exchange Market to convert cash dividends from pesos to dollars and to pay such dollars to ADR holders outside of Chile.

B. Significant Changes

     No undisclosed significant change has occurred since the date of the Audited Consolidated Annual Financial Statements.

ITEM 9. THE OFFER AND LISTING

A. Offer and Listing Details

     Common Stock Prices and Related Matters

     Shares of Series A Common Stock and Series B Common Stock are currently traded in Chile on the Bolsa de Comercio de Santiago (the “Santiago Stock Exchange”). Such shares are also listed on the Bolsa de Corredores-Bolsa de Valores (the “Valparaíso Stock Exchange”) and on the Bolsa Electrónica de Chile-Bolsa de Valores (the “Electronic Stock Exchange”). The Santiago Stock Exchange is Chile’s principal exchange accounting for approximately 85% of all equity traded in Chile during 2007. Approximately 14% of equity trading in Chile during 2007 was conducted on the Electronic Stock Exchange, an electronic trading market that was created by banks and non-member brokerage houses, and less than 1% of equity was traded on the Valparaíso Stock Exchange.

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

	Santiago Stock Exchange				NYSE

	(Ch$ per Share(1))				(US$ per ADS(2))
	High		Low		High	Low

	Series A	Series B	Series A	Series B

2003	2,600	2,200	1,610	1,200	15.91	8.81
2004	2,390	2,150	1,450	1,240	16.83	9.40
2005	1,710	1,610	1,091	1,000	11.88	8.55
2006	1,264	1,080	860	779	9.70	6.40
2007	1,330	1,125	925	880	9.94	7.46

	Santiago Stock Exchange				NYSE

	(Ch$ per Share(1))				(US$ per ADS(2))
	High		Low		High	Low

	Series A	Series B	Series A	Series B

2006
First quarter	1,264	1,060	1,055	1,000	9.70	8.02
Second quarter	1,195	1,080	910	900	9.18	6.47
Third quarter	995	861	860	779	7.53	6.40
Fourth quarter	1,082	990	935	845	8.28	6.94
2007
First quarter	1,260	1,100	1,055	961	9.43	8.04
Second quarter	1,330	1,125	1,140	1,020	9.92	8.75
Third quarter	1,285	1,081	1,050	980	9.94	8.15
Fourth quarter	1,245	1,110	925	880	9.90	7.46
October	1,245	1,110	1,040	970	9.90	8.16
November	1,180	1,110	968	990	9.62	7.48
December	1,065	990	925	880	8.61	7.46
2008
First quarter
January	930	900	751	790	7.65	6.61
February	969	810	870	789	8.35	7.41
March	953	810	879	785	8.62	7.80

________________________________________
(1)	Chilean pesos are reflected at historic values.

(2)	1 ADS = 4 shares of Series A Common Stock.

     On March 31, 2008, there were 41,063,052 ADSs (equivalent to 164,252,207 shares of Series A Common Stock) outstanding, held by approximately 58 registered holders. On that date, such ADSs represented 17.16% of the total number of issued and outstanding shares of the Company’s common stock.

     Debt Securities

     As of December 31, 2007, the Company does not have debt securities that trade in the over-the-counter market in the United States.

B. Plan of Distribution

     Not applicable.

C. Markets

     See “—Offer and Listing Details—Common Stock Prices and Related Matters” above.

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

Shareholders’ Rights

     Shareholders’ rights in Chilean companies are governed generally by a company’s bylaws (which effectively serve the purpose of both the articles, or certificate, of incorporation and the bylaws of a corporation in the United States). Additionally, the Chilean Corporations Law and Supreme Decree 587 (the “regulations on corporations”) govern the operation of companies and provide for the upholding of shareholder rights. Finally, Decree-Law 3500, which regulates the pension funds, permits the investment by pension funds in stock of qualified companies, indirectly affects corporate governance and prescribes certain rights of shareholders.

     The Chilean securities markets are principally regulated by the Chilean Security and Exchange Commission (the “SVS”) under the Securities Market Law and the Corporations Law. These two laws contain disclosure requirements, impose restrictions on insider trading and price manipulation, and provide for the protection of minority investors. The Corporations Law clarifies rules and requirements for establishing “open” corporations while eliminating authority supervision of “closed” companies. Open corporations are those which: (i) have 500 or more shareholders, (ii) have 100 or more shareholders who own as a group together at least 10% of the subscribed capital (excluding those whose individual holdings exceed such percentage) or (iii) register in the securities record on a voluntary basis or in compliance with a legal requirement. Telefónica Chile is an open corporation. The Securities Market Law establishes requirements for public offerings, stock exchanges and brokers and outlines disclosure requirements for companies that issue publicly offered securities.

     Under Articles 12 and 54 and Title XV of the Securities Market Law, certain information regarding transactions in shares of open corporations must be reported to the SVS and the Chilean exchanges on which such shares are listed must be informed. Holders of shares of open corporations are required to report the following to the SVS and the relevant Chilean exchange:

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

     Persons or entities intending to acquire control of an open corporation are also required to inform the public in advance through a notice published in a Chilean newspaper. The notice must disclose the price and conditions of any negotiations. Prior to such publication, a written communication to such effect must be sent to the SVS and the relevant Chilean exchange.

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

     If a shareholder accumulates more than 45% of the capital with voting rights, such shareholder must sign a commitment to deconcentrate this ownership stake. Said commitment must be in the form of a public deed and an abstract of the commitment must be published in the Official Gazette and in a newspaper of nationwide circulation (Decree-Law 3500, Articles 124 and 128). The commitment must include a time limit within which the deconcentration of the ownership must be realized, which may not exceed five years from the date of the signing of the commitment. If the deconcentration does not occur within the agreed time period, the issuer must sell in a stock exchange, on behalf and at the risk of the shareholder, the number of shares necessary to reduce such shareholder’s ownership to the 45% limit.

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

     Under Articles 28, 29, and 67 No. 5 of the Chilean Corporate Law, a capital reduction requires the approval of shareholders by a shareholders’ meeting with a minimum quorum of two-thirds of the outstanding shares with voting rights. In addition, there must be a publication of the reform extract accepting a capital reduction and after a 30-day waiting period, the capital reduction will become effective through either the allotment of capital or the company’s purchase of its own shares. The 30-day time period provides third parties and minority shareholders the opportunity to exercise their corresponding rights through revocable shares. In addition, under Article 69 of the Tax Code, a company cannot realize capital reductions without previous authorization of the Internal Tax Service.

     Capitalization

     Under Chilean law, a corporation issues its stock as soon as the shareholders authorize an increase in such corporation’s capital. When a shareholder subscribes for shares, the shares are registered with such shareholder’s name, and the shareholder is treated as a shareholder for all purposes, except receipt of dividends, unless otherwise stipulated in the bylaws of the corporation. The shareholder becomes eligible to receive dividends once such shareholder has paid for the shares. If a shareholder does not pay for shares for which such shareholder has subscribed on or prior to the date agreed upon for payment, the corporation is entitled to auction the shares on the stock exchange, and has a cause of action against the shareholder for the difference between the subscription price and the price received at auction. However, until such shares are sold at auction, the shareholder continues to exercise all his rights (except the right to receive dividends). Authorized shares that have not been paid for within the maximum period of three years from the date of issuance determine that the capital of the corporation is automatically reduced to the amount effectively paid within such period.

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

     The bylaws require that any act or contract by the Company in which a director or an officer, or a party related to them, holds an interest must be previously approved by two-thirds of the Board of Directors, and the terms of the act or contract must be adjusted to similar conditions to those prevailing in the market.

     The Company’s bylaws include a chapter governing the creation and functions of the Directors Committee, which was created by the Board of Directors on April 26, 2001. For more information on the Directors Committee, see “Item 6. Directors, Senior Management and Employees—Board Practices—Directors Committee.”

     Preemptive Rights and Increases of Share Capital

     The Chilean Corporations Law grants certain preemptive rights to shareholders of all Chilean companies. Thus, options to purchase shares from capital increases or convertible securities have to be offered, at least one time, preferentially to shareholders on a pro rata basis.

     Dividend and Liquidation Rights

     In accordance with Chilean law, the Company must distribute mandatory cash dividends of at least 30% of its net income of the year calculated in accordance with Chilean GAAP, unless otherwise decided by a unanimous vote of the shareholders. See “Item 8. Financial Information—Dividend Policy and Dividends.” In addition, dividends can only be paid from net income or retained earnings.

     At the option of the Company, the portion of any dividend that exceeds the mandatory limits established pursuant to Chilean law may be paid in cash, in shares of the Company or in shares of open corporations held by the Company. Shareholders who do not expressly elect to receive a dividend other than in cash are legally presumed to have decided to receive the dividend in cash.

     Dividends that are declared but not paid within the appropriate time period set forth in the bylaws for payment of such dividends (as to minimum dividends, 30 days after declaration; as to optional dividends, the date set for payment at the time of declaration) are adjusted to reflect the change in the value of the UF from the date set for payment to the date such dividends are actually paid. Such dividends also accrue interest for adjustable operations during such period. The right to receive a dividend lapses if it is not claimed within five years after the time the dividend becomes due. In the event of a liquidation of the Company, the holders of fully paid shares would participate in a pro rata distribution of assets available after all creditors have been paid.

     Shareholders’ Meetings and Voting Rights

     The General Annual Shareholders’ Meeting of the Company is held during the first four months of each year. Extraordinary meetings of shareholders may be called by the Board of Directors when deemed appropriate or when requested by shareholders representing at least 10% of the issued voting shares or by the SVS. Notice to convene the General Annual Shareholders’ Meeting or an Extraordinary Shareholders’ Meeting is given by means of a notice published in a newspaper of Telefónica Chile’s corporate domicile (currently, Santiago) or in the Official Gazette in the prescribed manner by the law and its rule. Notice must also be mailed to each shareholder and given to the SVS at least 15 days prior to the meeting.

     The quorum to constitute a shareholders’ meeting is established by the presence, in person or by proxy, of shareholders representing at least the absolute majority of the issued voting shares of the Company; if a quorum is not present at the first meeting, the meeting can be reconvened and shareholders present at the reconvened meeting are deemed to constitute a quorum regardless of the percentage of the shares represented. The agreements will be adopted by the absolute majority of the present or represented shares with voting rights. However, if a shareholders’ meeting is called for the purpose of: (i) transformation, merger or division of the Company, (ii) an amendment to the term of duration or early dissolution, (iii) a change in corporate domicile, (iv) a decrease of corporate capital, (v) approval of capital contributions or assessments of assets other than cash, (vi) modification of the faculties reserved to shareholders or limitations of attributions on the Board of Directors, (vii) reduction in the number of Directors comprising the Board, (viii) the sale, transfer or disposition of 50% or more of the Company’s assets, either including or excluding their corresponding liability, or the formulation or modification of any business plan which includes the sale, transfer or disposition of the Company’s asset in such percentage, (ix) the form of distributing corporate benefits, (x) real or personal guarantees to caution liabilities of any third party, in an amount exceeding 50% of the Company’s total assets, (xi) the purchase by the Company of the Company’s issued stock in accordance with Articles 27A and 27B of Law 18,046, (xii) corrections of formal defects with regard to the Company’s incorporation or amendments to the bylaws relating to any of the matters enumerated above or (xiii) any other matter as required by the bylaws, the vote required at such meeting is two-thirds of the issued voting Shares as established in Article 44 of the bylaws of the Company.

     The Company’s bylaws (Article 45 Bis), as well as Decree-Law 3500 (Article 121), state that the approval of 75% of voting shares is required in an Extraordinary Shareholders’ Meeting, in order to modify the following provisions or bylaws:

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

(e)
the fact that the following matters are subject to approval of an Extraordinary Shareholders’ Meeting: the sale of assets or rights of the Company that have been declared essential to its operations in the investment and financing policy, as well as the creation of encumbrances upon such assets, and the modification of the investment and financing policy approved at the General Annual Shareholders’ Meeting;

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

     As mandated by Decree-Law 3500 and as required by Telefónica Chile’s bylaws, at each General Annual Shareholders’ Meeting, shareholders of the Company must consider for approval a statement of general investment directives and limitations proffered by management. At the General Annual Shareholders’ Meeting held in April 2007, the Investment and Financing Policy for 2007 was approved by Telefónica Chile’s shareholders.

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

     The Investment and Financing Policy for 2007 also contains restrictions on the disposition of assets or property rights that are essential for the functioning of the Company, including the networks, central switches, equipment and parcels of land used to provide services pursuant to government licenses. Such assets may, however, be modified or replaced for reasons of technical or economic obsolescence. As of the General Annual Shareholders’ Meeting held in April 2007, the Company’s essential assets also included 51% of the shares of subsidiaries Telefónica Empresas and Telefónica Larga Distancia.

     Finally, the Investment and Financing Policy, approved at the General Annual Shareholders’ Meeting, established that the Company will concentrate investment resources in all areas of its business defined in its bylaws.

     Right of Dissenting Shareholders to Tender Their Shares

     The Chilean Corporations Law provides that, at an extraordinary shareholders’ meeting on any of the resolutions enumerated below, dissenting shareholders acquire the right to withdraw from a Chilean company and to compel that company to repurchase their shares, subject to certain terms and conditions.

     Dissenting shareholders are defined as (i) shareholders who vote against a resolution and thus acquire the right to withdraw from the company or (ii) shareholders who are absent from a shareholders’ meeting and who state in writing to the company their opposition to the resolution adopted at such a meeting. Dissenting shareholders must manifest their withdrawal rights by tendering their stock to the company within 30 days of adoption of the resolution in question (except in the case of pension fund shareholders, as discussed below).

     The price paid to a dissenting shareholder of an open company for such shares is the weighted average of the closing sale prices for the company’s shares, as reported on the relevant stock exchanges, for the 60-day period preceding the event giving rise to the withdrawal right.

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

(f)	corrections of formal defects with regard to the company’s incorporation or amendments to the bylaws relating to any of the matters enumerated above; or

(g)	such other causes as may be established by the Company’s bylaws and the Chilean Law.

     Registrations and Transfers

     The Company’s shares are registered by the Company acting as its own transfer agent, as is customary among Chilean corporations. In the case of jointly owned shares, an attorney-in-fact must be appointed to represent the joint owners in the Company.

C. Material Contracts

     There were no material contracts signed in the year 2007.

D. Exchange Controls and Other Limitations Affecting Security Holders

     Telefónica Chile has outstanding ADRs and debt securities. Each of these securities is subject to requirements as to issuance and other matters established by the Central Bank.

     The Central Bank is, among other things, responsible for monetary policies and for exchange controls in Chile. Appropriate registration of a foreign investment in Chile permits the investor to access the formal currency market. Foreign investments can be registered with the Foreign Investment Committee under Decree-Law 600 of 1974, as amended, or with the Central Bank under the Central Bank Act. The Central Bank Act is an organic constitutional law that required a “special majority” vote of the Chilean Congress to be modified.

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

     The Compendium also requires that the foreign currency proceeds from the international sale of debt securities either be brought to Chile and exchanged for Chilean pesos in the Formal Exchange Market or be held outside of Chile and used for (i) direct payment abroad of expenses incurred in connection with import operations, contracting services abroad or the issue of securities abroad, (ii) repayment at maturity of external indebtedness registered with, and approved by, the Central Bank and (iii) direct investment in financial instruments abroad. If the foreign currency proceeds are used to finance investments outside of Chile or to repay obligations of foreign branches and/or subsidiaries, no access to the Formal Exchange Market is given.

     Until September of 1998, the Compendium made foreign loans granted to (including international debt offerings issued by) Chilean individuals or companies subject to a mandatory deposit of an amount equal to 30% of the proceeds of the loan in a one-year, non-interest bearing U.S. dollar account with the Central Bank (or to payment of a charge to the Central Bank on the next business day after the time the foreign currency is converted into Chilean pesos in an amount equal to interest on such deposit at the rate of the twelve-month LIBOR for U.S. dollar deposits plus 4.0% for one year). On June 26, 1998, the Central Bank lowered the amount of this mandatory deposit to 10% of loan proceeds, and further reduced this amount to 0% on September 17, 1998. Although the mandatory deposit was eliminated from the Compendium on April 19, 2001, it is still within the Central Bank’s powers, to reinstate such mandatory deposit requirement.

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

     Under Chapter XXVI and the Foreign Investment Contract, the Central Bank grants to the Depositary, on behalf of ADR holders, and to any non-Chilean investor who withdraws shares of Series A Common Stock upon delivery of ADRs (such shares being referred to herein as “Withdrawn Shares”) access to the formal currency market to convert pesos to dollars (and remit such dollars outside of Chile) with respect to shares of Series A Common Stock represented by ADSs or Withdrawn Shares, including amounts received as (a) cash dividends, (b) proceeds from the sale in Chile of Withdrawn Shares (subject to receipt by the Central Bank of a certificate from the holder of the Withdrawn Shares (or from an institution authorized by the Central Bank) that such holder’s residence and domicile are outside of Chile and a certificate from a Chilean exchange (or from a brokerage or securities firm established in Chile) that such Withdrawn Shares were sold on a Chilean exchange), (c) proceeds from the sale in Chile of rights to subscribe for additional shares of Series A Common Stock, (d) proceeds from the liquidation, merger or consolidation of the Company and (e) other distributions, including without limitation, those resulting from any recapitalization, as a result of holding shares of Series A Common Stock represented by ADSs or Withdrawn Shares. Transferees of Withdrawn Shares are not entitled to any of the foregoing rights under Chapter XXVI. Investors receiving Withdrawn Shares in exchange for ADRs have the right to redeposit such shares in exchange for ADRs, provided that the conditions to redeposit are satisfied.

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

     The Central Bank regulations provide that a person who brings foreign currency to Chile for the purpose of purchasing shares of Series A Common Stock must convert such currency into pesos on the same date and has five banking business days within which to invest in such shares in order to receive the benefits of the Foreign Investment Contract. If such person decides within such period not to acquire the shares, such person can access the Formal Exchange Market to reacquire dollars, provided that the applicable request is presented to the Central Bank within seven banking business days of the initial conversion into pesos. Shares of Series A Common Stock acquired as described above may be deposited for ADSs and receive the benefits of the Foreign Investment Contract, subject to: (i) receipt by the Central Bank of a certificate from the Depositary stating that such deposit has been made and that the related ADRs have been issued and (ii) receipt by the custodian bank for the ADRs of a declaration from the person making such deposit waiving the benefits of the Foreign Investment Contract with respect to the deposited shares.

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

     The Central Bank regulations that became effective on July 4, 1995 (the “New Central Bank Regulations”) required persons bringing foreign currency into Chile for the purpose of acquiring pesos to purchase securities to either (1) establish a non-interest bearing deposit with the Central Bank of Chile for a one-year term in an amount equal to 30% of foreign currency brought into Chile, or (2) pay a charge to the Central Bank at the time the foreign currency is converted into pesos in an amount equal to interest on such deposit for one year at the rate of twelvemonth LIBOR plus 4%. The New Central Bank Regulations were amended in October 1996 to make them applicable to persons bringing foreign currency into Chile for the purpose of purchasing securities from certain issuers thereof as part of a capital increase by the issuer. However, these rules do not apply to foreign investments made for purposes of purchasing newly issued shares under Chapter XXVI and an ADR investment contract. The New Central Bank Regulations apply to subsequent transactions in which foreign currency is brought into Chile to purchase securities in secondary market transactions. On September 17, 1998, the Central Bank eliminated this mandatory deposit requirement. Despite this elimination, the Central Bank may at any time reinstate its deposit requirements in any amount up to 40%. Although the mandatory deposit was eliminated from the Compendium on April 19, 2001, its imposition still constitutes one of the Central Bank’s powers.

     The New Central Bank Regulations may affect the price and volume of trading in securities in Chile, including the price and volume of trading in the Company’s common stock. The New Central Bank Regulations may also affect the amount of any differential in prices between ADSs evidencing securities of Chilean issuers, including the Company’s ADSs, and prices of the underlying securities in Chile, including the common stock. However, the Company is unable to assess at this time the impact of the New Central Bank Regulations on the securities markets in Chile, the market for the Company’s common stock in Chile or the market for its ADRs. The Company is unable to predict whether (and, if so, how or when) the New Central Bank Regulations will be modified or terminated or what effect any such modifications or termination will have on the securities markets in Chile, the market for the Company’s common stock or the market for its ADRs.

E. Taxation

     The following discussion contains a description of the material Chilean and material U.S. federal income tax consequences of the acquisition, ownership and disposition of shares of Series A Common Stock or ADSs (evidenced by ADRs) representing shares of Series A Common Stock by certain holders. This summary is based upon the tax laws of Chile and the United States as in effect on the date of this annual report, which are subject to change, possibly with retroactive effect, and to differing interpretations. You should consult your own tax advisers as to the Chilean, U.S. federal or other tax consequences of the acquisition, ownership and disposition of shares of Series A Common Stock or ADSs, including, in particular, the effect of any state, local or non-U.S., or non-Chilean tax laws.

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

     Taxation of Dividends

     Cash dividends paid by the Company with respect to the shares of Series A Common Stock held by Foreign Holders will be subject to a Chilean withholding tax at the rate of 35% (the “Withholding Tax”), which is withheld and paid over by the Company. A credit against the Withholding Tax is available based on the level of corporate income tax actually paid by the Company on the income to be distributed (the “First Category Tax”). Full applicability of the First Category Tax credit at the 17.0% rate results in an effective Withholding Tax rate of 21.7% . Consequently, the Withholding Tax rate with respect to dividends fluctuates between 21.7% and 35.0%, depending on whether or not the Company is subject to the First Category Tax.

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

     A capital reduction, such as the one that was approved by the Company’s shareholders at the April 13, 2007 shareholders’ meeting, is generally tax-free to holders of Series A Common Stock or ADSs except in certain circumstances, such as the existence of: (i) pending taxable net income from prior periods, (ii) pending net income (retained earnings), and (iii) capitalized share premiums generated by above market price capital increases on which the Company elected to not pay taxes at the time of issuance. The effective tax rate applicable to the capital reduction paid in 2007 was 21.7%, due to the fact that condition (i), pending taxable net income from prior periods, was met. The average First Category Tax credit rate applicable to the capital reduction was 17% of the amount paid.

     Taxation of Capital Gain on the Sale of Shares of Series A Common Stock and ADSs

(1)	The Ruling provides that gains from sales or other dispositions of ADSs are not subject to any Chilean taxes, provided that such sales occur outside of Chile.

(2)	Taxation of shares acquired on or before April 19, 2001:

A gain recognized on a sale or exchange of shares (as distinguished from sales or exchanges of ADSs representing such shares) acquired on or before April 19, 2001 will be subject to both a 17% Chilean income tax and the 35% Chilean withholding tax (the former being creditable against the latter) if either the foreign holder:

  Has held the shares for less than one year since exchanging ADSs for the shares; or

  Acquired and disposed of the shares in the ordinary course of its business or as an habitual trader of shares.
In all other cases, gain on the disposal of shares acquired on or before April 19, 2001 will be subject to a 17% Chilean income tax but will not be subject to the 35% Chilean withholding tax.

This rule also applies for the disposal of shares not qualifying for the exemption in (3), below.

(3)	Taxation on shares acquired after April 19, 2001:

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

     The distribution and exercise of preemptive rights relating to shares of Series A Common Stock will not be subject to Chilean taxes. However, amounts received in exchange for the sale of preemptive rights will be subject to Chilean income taxes at an effective rate of 35%.

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

Citigroup
Depositary Receipt Services
388 Greenwich Street, 14th floor
New York, New York 10013, USA

Material U.S. Federal Income Tax Considerations

     The following are the material U.S. federal income tax consequences to U.S. Holders described herein of owning and disposing of shares of Series A Common Stock or ADSs, but it does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a particular person’s decision to hold such securities. The discussion applies only if you hold shares of Series A Common Stock or ADSs as capital assets for

U.S. federal tax purposes and it does not describe all of the tax consequences that may be relevant to holders subject to special rules, such as:

  certain financial institutions;

  insurance companies;

  dealers and traders in securities;

  persons holding shares of Series A Common Stock or ADSs as part of a hedge, “straddle,” integrated transaction or similar transaction;

  persons whose functional currency for U.S. federal income tax purposes is not the U.S. dollar;

  partnerships or other entities classified as partnerships for U.S. federal income tax purposes;

  persons liable for the alternative minimum tax;

  tax-exempt organizations;

  persons holding shares of Series A Common Stock or ADSs that own or are deemed to own ten percent or more of the Company’s voting stock; or

  persons who acquired the Company’s ADSs or shares of Series A Common Stock pursuant to the exercise of any employee stock option or otherwise as compensation.

     If an entity that is classified as a partnership for U.S. federal income tax purposes holds shares of Series A Common Stock or ADSs, the U.S. federal income tax treatment of a partner will generally depend on the status of the partner and upon the activities of the partnership. Partnerships holding shares of Series A Common Stock or ADSs and partners in such partnerships should consult their tax advisers as to the particular U.S. federal income tax consequences of holding and disposing of the shares of Series A Common Stock or ADSs.

     This discussion is based on the Internal Revenue Code of 1986, as amended (the “Code”), administrative pronouncements, judicial decisions and final, temporary and proposed Treasury regulations, all as of the date hereof. These authorities are subject to change, possibly with retroactive effect. This discussion is also based in part on representations by the Depositary and assumes that each obligation under the Deposit Agreement and any related agreement will be performed in accordance with its terms.

     You are a “U.S. Holder” if you are a beneficial owner of the Company’s shares of Series A Common Stock or ADSs and if you are, for U.S. federal tax purposes:

  a citizen or individual resident of the United States;

  a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States or any political subdivision thereof; or

  an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

     The summary of material U.S. federal income tax consequences set out below is intended for general informational purposes only. You should consult your own tax advisers with respect to the particular tax consequences to you of owning or disposing of shares of Series A Common Stock or ADSs, including the applicability and effect of state, local, non-U.S. and other tax laws and the possibility of changes in tax laws.

     In general, if you own ADSs, you will be treated as the owner of the shares of the Series A Common Stock represented by those ADSs for U.S. federal income tax purposes. Accordingly, no gain or loss will be recognized if you exchange ADSs for the underlying shares represented by those ADSs.

     The U.S. Treasury has expressed concerns that parties to whom depositary shares such as the ADSs are pre-released or intermediaries in the chain of ownership between U.S. Holders and the issuer of the security underlying the ADSs may be taking actions that are inconsistent with the claiming of foreign tax credits for U.S. Holders of ADSs. Such actions would also be inconsistent with the claiming of the reduced rate of tax, described below, applicable to dividends received by certain non-corporate holders. Accordingly, the analysis of the creditability of Chilean taxes, and the availability of the reduced tax rate for dividends received by certain non-corporate holders, each described below, could be affected by actions taken by such parties or intermediaries.

     Please consult your tax advisers concerning the U.S. federal, state, local and foreign tax consequences of purchasing, owning and disposing of shares of Series A Common Stock or ADSs in your particular circumstances.

     This discussion assumes that the Company is not, and will not become a passive foreign investment company, as described below.

     Taxation of Distributions

     Distributions paid on ADSs or shares of Series A Common Stock will be treated as dividends to the extent paid out of current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Because the Company does not maintain calculations of its earnings and profits under U.S. federal income tax principles, it is expected that distributions generally will be reported to U.S. holders as dividends.

     Subject to applicable limitations and the discussion above regarding concerns expressed by the U.S. Treasury, dividends paid by qualified foreign corporations to certain non-corporate U.S. Holders in taxable years beginning before January 1, 2011, are taxable at a maximum rate of 15%. A foreign corporation is treated as a qualified foreign corporation with respect to dividends paid on stock that is readily tradable on a securities market in the United States, such as the New York Stock Exchange where the Company’s ADSs are traded. You should consult your tax advisers to determine whether the favorable rate will apply to dividends you receive and whether you are subject to any special rules that limit your ability to be taxed at this favorable rate.

     The amount of a dividend will include any amounts withheld by us in respect of Chilean taxes on the distribution. The amount of the dividend will be treated as foreign-source dividend income to you and will not be eligible for the dividends-received deduction generally allowed to U.S. corporations under the Code. Dividends will be included in your income on the date of your, or in the case of ADSs, the Depositary’s, receipt of the dividend. The amount of any dividend income paid in Chilean pesos will be a U.S. dollar amount calculated by reference to the exchange rate for converting Chilean pesos into U.S. dollars in effect on the date of such receipt regardless of whether the payment is in fact converted into U.S. dollars. If the dividend is converted into U.S. dollars on the date of receipt, you generally should not be required to recognize foreign currency gain or loss in respect of the dividend income. You may have foreign currency gain or loss if the amount of such dividend is not converted into U.S. dollars on the date of such receipt.

     Subject to applicable limitations that may vary depending upon your circumstances and subject to the discussion above regarding concerns expressed by the U.S. Treasury, Chilean income taxes (after reduction for the credit for First Category Tax) withheld from dividends on shares of Series A Common Stock or ADSs will be creditable against your U.S. federal income tax liability. The rules governing foreign tax credits are complex and, therefore, you should consult your tax adviser regarding the availability of foreign tax credits in your particular circumstances. Instead of claiming a credit, you may, at your election, deduct such Chilean taxes in computing your taxable income, subject to generally applicable limitations under U.S. law. An election to deduct foreign taxes instead of claiming foreign tax credits must apply to all taxes paid or accrued in the taxable year to foreign countries and possessions of the United States.

     Sale or Other Disposition of Shares of Series A Common Stock or ADSs

     For U.S. federal income tax purposes, gain or loss you realize on the sale or other disposition of shares of Series A Common Stock or ADSs will be capital gain or loss, and will be long-term capital gain or loss if you held the shares of Series A Common Stock or ADSs for more than one year. The amount of your gain or loss will equal the difference between your tax basis in the shares of Series A Common Stock or ADSs disposed of and the amount realized on the disposition, in each case as determined in U.S. dollars. If a Chilean tax is withheld on the sale or disposition of shares of Series A Common Stock or ADSs, your amount realized will include the gross amount of the proceeds of such sale or disposition before deduction of the Chilean tax. See “—Chilean Tax Considerations–Taxation of Capital Gain on the Sale of Shares of Series A Common Stock and ADSs” for a description of when a disposition may be subject to taxation by Chile. Such gain or loss will generally be U.S.-source gain or loss for foreign tax credit purposes. Consequently, if a Chilean withholding tax is imposed on the sale or disposition of shares of Series A Common Stock or ADSs, and you do not receive significant foreign source income from other sources, you may not be able to credit the Chilean withholding tax against your U.S. income tax on the gain.

     Passive Foreign Investment Company Rules

     The Company believes that it was not a “passive foreign investment company” (“PFIC”) for U.S. federal income tax purposes for its 2007 taxable year. However, because PFIC status depends upon the composition of a company’s income and assets (including, among others, less than 25%-owned equity investments) from time to time, there can be no assurance that the Company will not be considered a PFIC for any taxable year. If the Company were a PFIC for any taxable year during which a U.S. Holder held shares of Series A Common Stock or ADSs, gain recognized by such U.S. Holder on a sale or other disposition (including certain pledges) of the shares of Series A Common Stock or ADSs would be allocated ratably over the U.S. Holder’s holding period for the shares of Series A Common Stock or ADSs. The amounts allocated to the taxable year of the sale or other disposition and to any year before the Company became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, for such taxable year, and an interest charge would be imposed on the amount allocated to such taxable year. Further, similar rules would apply to any distribution in respect of shares of Series A Common Stock or ADSs in excess of 125% of the average of the annual distributions on shares of Series A Common Stock or ADSs received by a U.S. Holder during the preceding three years or such holder’s holding period, whichever is shorter. Certain elections may be available that would result in alternative treatments (such as a mark-to-market treatment) of the shares of Series A Common Stock or ADSs. U.S. Holders should consult their tax advisers to determine whether such elections are available and, if so, what the consequences of the alternative treatments would be in those holders' particular circumstances.

     Information Reporting and Backup Withholding

     Payments of dividends and sales proceeds that are made within the United States or through certain U.S.-related financial intermediaries generally are subject to information reporting and to backup withholding unless (i) you are a corporation or other exempt recipient or (ii) in the case of backup withholding, you provide a correct taxpayer identification number and certify that you are not subject to backup withholding.

     The amount of any backup withholding from a payment to you will be allowed as a credit against your U.S. federal income tax liability and may entitle you to a refund, provided that the required information is timely furnished to the Internal Revenue Service.

     U.S. HOLDERS OF OUR SHARES OF SERIES A COMMON STOCK OR ADSs SHOULD CONSULT THEIR OWN TAX ADVISERS AS TO THE CHILEAN, U.S. FEDERAL, STATE, LOCAL AND OTHER TAX CONSEQUENCES OF THE OWNERSHIP AND DISPOSITION OF OUR SHARES OF SERIES A COMMON STOCK OR ADSs BASED UPON THEIR PARTICULAR CIRCUMSTANCES.

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

     The primary interest rate risk that the Company faces is the effect on its fluctuating rate loans of a rise in the LIBOR rate. The Company had outstanding as of December 31, 2007 long-term fluctuating rate-based loans in the amount of Ch$319,996 million (US$644.0 million), including current maturities and accrued interest. As of December 31, 2006, long-term fluctuating rate-based loans in the amount of Ch$358,056 million (US$720.6 million), including current maturities and accrued interest, were outstanding.

     The primary exchange rate risk that the Company faces is the depreciation of the peso against the U.S. dollar, due to the fact that a substantial portion of the Company’s long-term liabilities are dollar-denominated while the Company’s revenues are largely denominated in Chilean pesos. The Company had, as of December 31, 2007, Ch$249,757 million (US$502.6 million) in dollar-denominated, interest-bearing, long-term liabilities (including current maturities and accrued interest) compared to Ch$287,567 million (US$578.7 million) in dollar-denominated, interest-bearing, long-term liabilities, including current maturities and accrued interest as of December 31, 2006.

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

     In the normal course of business, the Company also faces risks that are either non-financial or non-quantifiable. Such risks principally include political risk, credit risk and legal risk, and are not represented in the tables below. See “Item 3. Key Information—Risk Factors.”

Risk of Variations in Floating Interest Rates

     Part of the Company’s Chilean peso-denominated debt is variable-rate UF-denominated. In 2007, of the total Chilean peso-denominated debt, 49.5% was floating-rate debt and 50.5% was fixed-rate debt. Of the Company’s long-term interest-bearing debt denominated in foreign currencies, as of December 31, 2007, 100% was floating-rate debt, having remained the same as of December 31, 2006. In 2007 and 2006, all of the Company’s foreign currency long-term floating-rate debt was tied to LIBOR.

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

     As of December 31, 2007, 34.8% of the Company’s long-term interest-bearing debt, including current portion and foreign currency and Chilean peso-denominated debt, was exposed to interest rate fluctuations. The remaining 65.2% of the Company’s interest-bearing debt was insulated from interest rate fluctuations: 46.9% was hedged through the instruments set forth in the following table, and 18.3% was fixed-rate debt. As of December 31, 2007, the Company had outstanding cross-currency swaps for a liability of Ch$183,850 million (US$370.0 million), which serve to hedge against dollar-peso exchange rate fluctuations and, at the same time, effectively change its floating rate to a fixed rate.

     As of December 31, 2006, 16.7% of the Company’s long-term interest-bearing debt, including current portion and foreign currency and Chilean peso-denominated debt, was exposed to interest rate fluctuations. The remaining 83.3% of the Company’s interest-bearing debt was insulated from interest rate fluctuations: 66.3% was hedged through the instruments set forth in the following table, and 17.0% was fixed-rate debt. As of December 31, 2006, the Company had outstanding cross-currency swaps for a liability of Ch$285,895 million (US$575.4 million), which serve to hedge against dollar-peso exchange rate fluctuations and, at the same time, effectively change its floating rate to a fixed rate.

     The following table summarizes the long-term interest-bearing debt obligations (including current maturities and accrued interest) and derivative instruments held by the Company as of December 31, 2007 and 2006. The Company enters into interest rate swaps, cross-currency swaps and/or zero-cost collar contracts or any other hedging instrument to achieve synthetically the appropriate level of variable and fixed-rate debt approved by senior management. For debt, the tables present principal payment obligations by maturity date and the related average interest rate. For collars, the tables present the notional amounts and cap and floor rates by contractual dates. Average interest rates for liabilities are calculated based on the prevailing interest rate as of December 31 of each year, for each loan. Dollar-denominated liabilities have been converted into Chilean pesos based on the Observed Exchange Rate as of December 31, 2007, which was Ch$496.89 per US$1.00.

	As of December 31, 2007 Expected Maturity Date

								Total Long-
								Term Debt
	Average							(including
	Interest							current	Fair
	Rate(2)	2008	2009	2010	2011	2012	Thereafter	portion)	Value(1)

	(in millions of constant Chilean pesos as of December 31, 2007)
Long-Term
Interest-Bearing Debt:
Fixed rate
(Ch$-denominated) (3)	4.14%	1,969	1,290	1,289	1,289	1,290	64,426	71,553	71,541

Variable rate
(Ch$-denominated) (3)	3.18%	480	-	69,759	-	-	-	70,239	70,239
(US$-denominated)(2)	5.23%	75,845	99,378	-	74,534	-	-	249,757	249,757

Interest Rate Derivatives
Cross-Currency Swaps:
Notional amount of variable to
fixed (US$-denominated)(3)	-	74,534	49,689	-	59,627	-	-	-	-
Average pay rate	-	2.49%	3.46%	-	4.21%	-	-	-	-
Average received rate	-	5.25%	5.31%	-	5.25%	-	-	-	-

	As of December 31, 2007 Expected Maturity Date

								Total Long-
								Term Debt
	Average							(including
	Interest							current	Fair
	Rate(2)	2008	2009	2010	2011	2012	Thereafter	portion)	Value(1)

Notional amount of variable to
variable (US$-denominated)	-	-	49,689	-	14,907	-	-	-	-
Average pay rate	-	-	6.95%	-	7.28%	-	-	-	-
Average receive rate	-	-	5.26%	-	5.23%	-	-	-	-

________________________________________
(1)
These figures were calculated based on the discounted value of future cash flows expected to be received or paid, considering current discount rates that reflect the different risks involved. See “Additional Disclosure Requirements” in Note 37 of the Audited Consolidated Financial Statements for more information regarding the fair value of financial instruments and derivatives.

(2)
“Average interest rate” means, for variable rate debt, the average prevailing interest rate as of December 31, 2007 on Telefónica Chile’s variable rate debt and, for fixed rate debt, the average prevailing interest rate as of December 31, 2007 on Telefónica Chile’s fixed rate debt.

(3)	These figures were calculated based on the Observed Exchange Rate as of December 31, 2007, which was Ch$496.89 per US$1.00.

	As of December 31, 2006 Expected Maturity Date

								Total Long-
								Term Debt
	Average							(including
	Interest							current
	Rate(2)	2007	|2008	2009	2010	2011	Thereafter	portion)	Fair Value(1)

	(in millions of constant Chilean pesos as of December 31, 2006)
Long-Term
Interest-Bearing Debt:
Fixed rate
(Ch$-denominated)	4.18%	1,989	1,434	1,434	1,434	1,434	65,527	73,252	73,220

Variable rate
(Ch$-denominated)	3.16%	479	-	-	70,010	-	-	70,489	70,489
(US$-denominated)(2)	5.70%	1,674	85,769	114,357	-	85,767	-	287,567	287,567

Interest Rate Derivatives
Cross-Currency Swaps:
Notional amount of variable to
fixed (US$-denominated)(3)	-	-	85,769	114,357	-	85,769	-	-	-
Average pay rate	-	-	2.49%	3.46%	-	4.17%	-	-	-
Average received rate	-	-	5.73%	5.79%	-	5.75%	-	-	-

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

(3)	These figures were calculated based on the Observed Exchange Rate as of December 31, 2006, which was Ch$532.39 per US$1.00.

Risk of Variations in Foreign Currency Exchange Rates

     The Company does not hedge its Chilean peso-denominated debt. The Company’s Chilean peso-denominated debt is UF-denominated, and therefore indexed to Chilean inflation.

     As of December 31, 2007, 63.8% of the Company’s interest-bearing debt (including current portion) was U.S. dollar-denominated and fully hedged against exchange rate variations between the peso-UF and the U.S. dollar through the instruments set forth in the tables below. The remaining 36.2% of the Company’s interest-bearing debt was UF- or Chilean peso-denominated and, therefore, not subject to exchange rate risk. As of December 31, 2006, 66.7% of the Company’s interest-bearing debt (including current portion) was dollar-denominated and fully hedged against exchange rate variations between the peso-UF and the U.S. dollar through the instruments set forth in the tables below. The remaining 33.3% of the Company’s interest-bearing debt was UF- or Chilean peso-denominated and therefore not subject to exchange rate risk.

     Telefónica Chile enters into forward contracts pursuant to which it agrees to purchase U.S. dollars for UF at an agreed exchange rate on a particular date. The maturities of the forward contracts match certain of Telefónica Chile’s foreign exchange-denominated liabilities in order to hedge those liabilities. The purpose of the Company’s foreign-currency hedging activities is to protect the Company from the risk of devaluation of the Chilean peso against the U.S. dollar. Telefónica Chile’s risk is the replacement cost, at current market value, of the transactions in the event of default by counterparties. Management believes that the risk of incurring such losses is remote and that any losses would be immaterial, although no assurance can be given to this effect.

     As of December 31, 2007, the Company had the equivalent of Ch$249,757 million (US$502.9 million) in U.S. dollar-denominated, interest-bearing, long-term debt (including current portion) outstanding. Most of Telefónica Chile’s debt denominated in foreign currencies was in U.S. dollars. To reduce the impact of any depreciation of the Chilean peso against the dollar, as of December 31, 2007, the Company had entered into, on a short-term basis, exchange rate forward contracts for U.S. dollars in exchange for Chilean pesos or UF in the amount of Ch$6,731 million (US$13.5 million), and had entered into a cross-currency interest rate swap for the purchase of U.S. dollars in the equivalent amount of Ch$316,602 million (US$637.2 million).

     As of December 31, 2006, the Company had the equivalent of Ch$287,567million (US$578.7 million) in U.S. dollar-denominated, interest-bearing, long-term debt (including current portion) outstanding. Most of Telefónica Chile’s debt denominated in foreign currencies is in U.S. dollars. To reduce the impact of any depreciation of the Chilean peso against the dollar, as of December 31, 2006, the Company had entered into, on a short-term basis, exchange rate forward contracts for U.S. dollars in exchange for Chilean pesos or UF in the amount of Ch$22,659 million (US$45.6 million), and had entered into a cross-currency interest rate swap for the purchase of U.S. dollars in the equivalent amount of Ch$316,191 million (US$636.3 million).

     The tables below provide information about the Company’s borrowings and derivative financial instruments that are sensitive to foreign currency exchange rates. For the U.S. dollar-denominated debt, the tables present principal cash flows by maturity date. For the forward contracts, the tables present the amount of foreign currency that Telefónica Chile has contracted to purchase and the average UF-U.S.$ exchange rates by contractual dates.

	As of December 31, 2007 Expected Maturity Date

								Total Long-
								Term Debt
	Average							(including
	Interest							2007	Fair
	Rate(1)	2008	2009	2010	2011	2012	Thereafter	Maturities)	Value

	(Ch$ equivalent in millions, except exchange rates)
On-Balance Sheet Financial
Instruments:
Liabilities long-term interest-
bearing debt:
Variable rate (US$)	5.23%	75,845	99,378	-	74,534	-	-	249,757	249,757

Anticipated Transactions and	Expected transaction date
Related Derivatives
Forward Exchange Agreements
(Receive US$/pay Ch$):
Liability	-	6,731	-	-	-	-	-	6,731	6,731
Average contractual exchange
rate (Ch$/US$)	-	1.0161	-	-	-	-	-	-	-

(Receive Real/pay US$):
Liability	-	147	-	-	-	-	-	147	147
Average contractual exchange
rate (US$/Real)	-	2.1743	-	-	-	-	-	-	-

Cross-Currency Swaps
(Receive US$/pay UF)(2) :
Liability	-	97,167	64,616	-	73,377	-	-	235,160	235,160
Average contractual exchange
rate (UF/US$)	-	0.0329	0.0329	-	0.0311	-	-	-	-

	As of December 31, 2007 Expected Maturity Date

								Total Long-
								Term Debt
	Average							(including
	Interest							2007	Fair
	Rate(1)	2008	2009	2010	2011	2012	Thereafter	Maturities)	Value

	(Ch$ equivalent in millions, except exchange rates)
(Receive US$/pay Ch$)
Liability	-	63,719	-	-	17,723	-	-	81,442	81,442
Average contractual exchange
rate (Ch$/US$)	-	1.2836	-	-	1.1948	-	-	-	-

________________________________________
(1)
“Average interest rate” means, for variable rate debt, the average prevailing interest rate as of December 31, 2007 on Telefónica Chile’s variable rate debt and, for fixed rate debt, the average prevailing interest rate as of December 31, 2007 on Telefónica Chile’s fixed rate debt.

(2)	The UF-dollar exchange rate differs from the peso-dollar exchange rate in that the UF automatically adjusts in accordance with Chilean inflation and is tied in part to the peso-dollar exchange rate.

	As of December 31, 2006 Expected Maturity Date

								Total Long-
								Term Debt
	Average							(including
	Interest							2007	Fair
	Rate(1)	2007	2008	2009	2010	2011	Thereafter	Maturities)	Value

	(Ch$ equivalent in millions, except exchange rates)
On-Balance Sheet Financial
Instruments:
Liabilities long-term interest-
bearing debt:
Variable rate (US$)	5.70%	1,674	85,769	114,357	-	85,767	-	287,567	287,567

Anticipated Transactions and	Expected transaction date
Related Derivatives
Forward Exchange Agreements
(Receive US$/pay Ch$):
Liability	-	7,561	-	-	-	-	-	7,561	7,561
Average contractual exchange
rate (Ch$/US$)	-	1.009	-	-	-	-	-
(Receive Ch$/pay US$):
Liability	-	15,098	-	-	-	-	-	15,098	15,098
Average contractual exchange
rate (US$/Ch$)	-	0.0019
(Receive Real/pay US$):
Liability	-	76	-	-	-	-	-	76	76
Average contractual exchange
rate (US$/Real)	-	2.4675	-	-	-	-	-	-	-
Cross-Currency Swaps
(Receive US$/pay UF)(2) :
Liability	-	-	96,808	129,264	-	90,118	-	316,191	316,191
Average contractual exchange
rate (UF/US$)	-	-	0.0326	0.0328	-	0.0304	-	-	-

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

	As of December 31, 2007
	Maturity Date(1)

	Average						No
	Interest						Contractual
	Rate(2)	2008	2009	2010	2011	2012	Maturity	Fair Value

	(in Ch$ millions as of December 31, 2005)
Marketable securities:
CERO	2.6% + UF	3,563	-	-	-	-	-	3,563
BCU	5.00%	1,800	-	-	-	-	-	1,800
Total	-	-	-	-	-	-	-	5,363

________________________________________
(1)
These figures, calculated based on the Observed Exchange Rate as of December 31, 2007, which was Ch$496.89 per US$1.00, reflect the amount Telefónica Chile would receive if the U.S. dollar-denominated marketable securities were held to maturity.

(2)	Securities coupon. Effective average rates for BCU and CERO are 3.56% and 2.60%, respectively.

	As of December 31, 2006
	Maturity Date(1)

	Average						No
	Interest						Contractual
	Rate(2)	2006	2007	2008	2009	2010	Maturity	Fair Value

	(in Ch$ millions as of December 31, 2005)
Marketable securities:
BCD	5.00%	15,374	-	-	-	-	-	15,374
BCU	5.00%	-	-	2,108	-	-	-	2,108
Total	-	-	-	-	-	-	-	17,820

________________________________________
(1)
These figures, calculated based on the Observed Exchange Rate as of December 31, 2005, which was Ch$532.39 per US$1.00, reflect the amount Telefónica Chile would receive if the U.S. dollar-denominated marketable securities were held to maturity.

(2)	Securities coupon. Effective average rates for BCD and BCU are 5.06%, and 3.14%, respectively.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

         Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

         None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

         None.

ITEM 15. CONTROLS AND PROCEDURES

         Evaluation of Disclosure Controls and Procedures. Under the supervision and with the participation of the Company’s management, including the Chief Executive Officer, Chief Financial Officer and Chief Accounting Officer, the Company has evaluated the effectiveness of the design and operation of its disclosure controls and procedures as of December 31, 2007. Based on that evaluation, the Chief Executive Officer, Chief Financial Officer and Chief Accounting Officer have concluded that these controls and procedures are effective in ensuring that all material information required to be filed in this Annual Report has been made known to them in a timely fashion.

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

  provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and

  provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the financial statements.

     Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

     The Company’s management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2007. In making this assessment, the Company’s management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework.

     Based on its assessment, management believes that, as of December 31, 2007, the Company’s internal control over financial reporting is effective based on those criteria.

     Ernst & Young Ltda., the independent registered public accounting firm that has audited our Financial Statements, has issued an attestation report on the Company’s internal control over financial reporting as of December 31, 2007. This attestation report appears in “Item 18. Financial Statements.”

     Changes in Internal Controls. There was no change in the Company’s internal control over financial reporting that occurred during the fiscal year ended December 31, 2007 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

ITEM 16. [RESERVED]

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

     On July 21, 2005, an Audit Committee was created with a total of three independent members pursuant to the requirements of the Sarbanes-Oxley Act. The members of this Committee are Mr. Andrés Concha, Mr. Alfonso Ferrari and Mr. Hernán Cheyre. Mr. Hernán Cheyre was appointed as Audit Committee Financial Expert as defined by the Securities and Exchange Commission.

ITEM 16B. CODE OF ETHICS

     The Company has adopted a code of ethics that applies to its Principal Executive Officer, Principal Financial Officer, Principal Accounting Officer, Controller and other persons performing similar functions. The complete code of ethics is available on the Telefónica Chile website (www.telefonicachile.cl).

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

     Ernst &Young Ltda. has served as the Company’s independent public accountant for each of the financial years in the two-year period ended December 31, 2007, for which audited financial statements appear in this annual report on Form 20-F.

     The following table presents the aggregate fees for professional services and other services rendered by Ernst & Young Ltda. (the “current audit firm”) to the Company in 2006 and 2007.

	As of December 31,

	2006	2007

	(in thousands of Chilean pesos as
	of December 31, 2007)
Audit fees(1)	693,027	519,549
Audit-related fees(2)	-	-
Tax fees(3)	-	-
All other fees(4)	-	-

Total	693,027	519,549

________________________________________
(1)
Audit fees consist of fees billed for the annual audit services engagement and other audit services, which are those services that only the external auditor reasonably can provide, and include the group audit, statutory audits, comfort letters and consents, attest services, and assistance with and review of documents filed with the SEC.

(2)
Audit-related fees consist of fees billed for assurance and related services that are reasonably related to the performance of the audit or review of the Company’s financial statements or that are traditionally performed by the external auditor, and include consultations concerning financial accounting and reporting standards, internal control reviews of new systems, programs and projects, review of security controls and operational effectiveness of systems, review of plans and controls for shared service centers, due diligence related to acquisitions, accounting assistance and audits in connection with proposed or completed acquisitions, and employee benefit plan audits.

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

     Audit Committee Pre-Approval Policies and Procedures

     According to Article 52 of Chilean Corporations Law No. 18,046, the engagement of external auditors is approved by shareholders each year at the Company’s General Annual Shareholders’ Meeting. As such, the Board of Directors of the Company does not have a policy for hiring external auditors. The Company’s Directors Committee is responsible for the proposal of external auditors made by the Board to shareholders at the General Annual Shareholders’ Meeting in accordance with the Chilean Corporations Law. At the General Annual Shareholders’ Meeting held on April 20, 2006, Company shareholders approved the engagement of Ernst & Young Ltda. for the twelve-month period ending April 2007, for the amounts of UF20,000 for the audit and between UF7,700 to UF12,000 for compliance work relating to the Sarbanes Oxley Act requirements. At the General Annual Shareholders’ Meeting held on April 13, 2007, Company shareholders approved the engagement of Ernst & Young Ltda. for the twelve-month period ending April 2008, for an estimated amount of UF26,316 for the audit including the compliance work relating to the Sarbanes Oxley Act requirements. At the General Annual Shareholders’ Meeting held on April 14, 2008, Company shareholders approved the engagement of Ernst & Young Ltda. for the twelve-month period ending April 2009, for an estimated amount of UF23,742 for the audit including the compliance work relating to the Sarbanes Oxley Act requirements.

     During 2007, the Company’s principal accountants did not render any non-audit services. The Company has not permitted the principal accountants to render any non-audit services. The Company’s Directors Committee approves all audit, audit-related services, tax services and other services provided by auditing firms. The Audit Committee’s main duties are related to independent audits, disclosure of financial statements and internal audits.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

     Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

     None.

ITEM 19. EXHIBITS

Exhibit No.	Description

1.1	English translation of the bylaws (estatutos) of the Company, as amended, which includes its corporate charter.(4)
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

4.6	English translation of Contract for the Sale of Telefónica Móvil de Chile S.A. shares between the seller Telefónica Chile S.A. and the buyer Telefónica Móviles S.A. (TEM) dated July 23, 2004. (3)
8.1	List of Subsidiaries of the Company.
11.1	Code of Ethics.(2)
12.1	Certification of the Chief Executive Officer of Compañía de Telecomunicaciones de Chile S.A. furnished pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2	Certification of the Chief Financial Officer of Compañía de Telecomunicaciones de Chile S.A. furnished pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.3	Certification of the Chief Accounting Officer of Compañía de Telecomunicaciones de Chile S.A. furnished pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1
Certification of the Chief Executive Officer of Compañía de Telecomunicaciones de Chile S.A. furnished pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes- Oxley Act of 2002.

13.2
Certification of the Chief Financial Officer of Compañía de Telecomunicaciones de Chile S.A. furnished pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes- Oxley Act of 2002.

13.3
Certification of the Chief Accounting Officer of Compañía de Telecomunicaciones de Chile S.A. furnished pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes- Oxley Act of 2002.

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

Compañía de Telecomunicaciones de Chile, S.A.

By: /s/ Isabel Margarita Bravo

	Name:	Isabel Margarita Bravo
	Title:	Principal Financial Officer

Date: April 30, 2008

COMPAÑIA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

Audited Consolidated Financial Statements as of
December 31, 2006 and 2007 and for each of the three years in the period ended December 31, 2007 together with the Reports of Independent Registered Public Accounting Firms

(Translation of financial statements originally issued in Spanish)

Ch$:	Chilean peso
ThCh$:	Thousands of Chilean pesos.
UF:
The Unidad de Fomento, or UF, is an inflation-indexed peso-denominated monetary unit in Chile. The daily UF rate is fixed in advance based on the change in the Chilean Consumer Price Index of the previous month.

US$:	United States dollars
ThUS$:	Thousands of United States dollars.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of
Compañía de Telecomunicaciones de Chile S.A.:

We have audited the accompanying consolidated balance sheets of Compañía de Telecomunicaciones de Chile S.A. and its subsidiaries (the “Company”) as of December 31, 2006 and 2007, and the related consolidated statements of operations, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2007. Our audits also included the financial statement Schedule II - Valuation and Qualifying Accounts. These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Compañía de Telecomunicaciones de Chile S.A. and subsidiaries at December 31, 2006 and 2007, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2007, in conformity with accounting principles generally accepted in Chile, which differ in certain respects from US generally accepted accounting principles (see Note 37 to the consolidated financial statements). Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company’s internal control over financial reporting as of December 31, 2007, based on the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated January 30, 2008, except for internal control over financial reporting related to Notes 35 and 37 of the 2007 consolidated financial statements as to which the date is April 23, 2008, expressed an unqualified opinion thereon.

ERNST & YOUNG LTDA.

Santiago, Chile
January 30, 2008
(Except as to Notes 35 and 37 as to which the date is April 23, 2008)

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of Compañía de Telecomunicaciones de Chile S.A.

We have audited Compañía de Telecomunicaciones de Chile S.A.and subsidiaries’ internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Compañía de Telecomunicaciones de Chile S.A.’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Form 20F. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

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

In our opinion, Compañía de Telecomunicaciones de Chile S.A. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the 2006 and 2007 consolidated financial statements of Telecomunicaciones de Chile S.A. and our report dated January 30, 2008, except as to Notes 35 and 37 as to which the date is April 23, 2008, expressed an unqualified opinion thereon.

ERNST & YOUNG LTDA.

Santiago, Chile
January 30, 2008
(Except as to Notes 35 and 37 as to which the date is April 23, 2008)

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
December 31, 2006 and 2007
(Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2007 except as stated)

		As of December 31,

ASSETS	Notes	2006	2007	2007

		ThCh$	ThCh$	ThUS$
				(Note 2)
CURRENT ASSETS:
Cash		10,820,504	5,353,159	10,773
Time deposits	(4)	29,581,950	75,609,049	152,165
Marketable securities, net	(5)	17,467,109	5,362,558	10,792
Accounts receivable, net	(6)	186,587,858	181,826,597	365,929
Notes receivable, net	(6)	4,430,657	4,881,897	9,825
Other receivables	(6)	11,303,210	5,803,929	11,681
Due from related companies	(7a)	18,710,650	19,781,435	39,810
Inventories, net		5,648,481	7,218,684	14,528
Prepaid taxes		3,184,639	21,845,495	43,964
Prepaid expenses		4,189,368	3,492,775	7,029
Deferred taxes, net	(8b)	14,963,279	17,226,097	34,668
Other current assets	(9)	8,559,816	4,175,462	8,403

TOTAL CURRENT ASSETS		315,447,521	352,577,137	709,567

PROPERTY, PLANT AND EQUIPMENT	(11)
Land		29,919,561	29,744,443	59,861
Buildings and improvements		843,210,563	852,551,445	1,715,775
Machinery and equipment		2,982,147,724	3,065,876,269	6,170,131
Other property, plant and equipment		340,137,852	344,140,734	692,589
Technical revaluation		10,163,967	10,118,600	20,364
Accumulated depreciation		(2,875,149,446)	(3,045,120,220)	(6,128,359)

TOTAL PROPERTY, PLANT AND EQUIPMENT, NET		1,330,430,221	1,257,311,271	2,530,361

OTHER NON-CURRENT ASSETS
Investment in related companies	(12)	8,709,399	8,190,303	16,483
Investment in other companies		4,488	4,488	9
Goodwill, net	(13)	17,135,645	15,406,849	31,007
Long term receivables	(6)	14,614,000	13,722,632	27,617
Intangibles,net	(14)	28,033,685	22,872,301	46,031
Other non-current assets	(15)	19,273,307	14,830,760	29,847

TOTAL OTHER ASSETS		87,770,524	75,027,333	150,994

TOTAL ASSETS		1,733,648,266	1,684,915,741	3,390,922

The accompanying notes 1 to 37 are an integral part of these consolidated financial statements

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
December 31, 2006 and 2007
(Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2007 except as stated)

		As of December 31,

LIABILITIES AND SHAREHOLDERS’ EQUITY	Notes	2006	2007	2007

		ThCh$	ThCh$	ThUS$
				(Note 2)
CURRENT LIABILITIES:
Current maturities of long-term debt	(16)	2,153,492	76,325,196	153,606
Current maturities of bonds payable	(18)	1,975,900	1,951,326	3,927
Current maturities of other long-term obligations		12,589	17,558	35
Dividends payable		1,717,013	1,681,019	3,383
Trade accounts payable	(19)	124,143,916	162,430,403	326,894
Other payables	(20)	14,957,563	28,654,539	57,668
Due to related companies	(7b)	35,449,690	33,448,640	67,316
Accruals	(21)	9,001,943	10,631,725	21,397
Withholdings		15,343,881	12,913,264	25,988
Deferred Revenue		8,077,179	5,744,198	11,560

TOTAL CURRENT LIABILITIES		212,833,166	333,797,868	671,774

LONG-TERM LIABILITIES
Long-term debt with banks and
financial institutions	(17)	355,903,012	243,670,056	490,390
Bonds payable	(18)	71,036,447	69,380,114	139,629
Other accounts payable	(23)	30,298,080	45,373,745	91,315
Accruals	(21)	38,154,374	35,348,623	71,140
Deferred taxes, net	(8b)	52,615,406	46,954,910	94,498
Other liabilities		4,069,273	3,575,788	7,196

TOTAL LONG-TERM LIABILITIES		552,076,592	444,303,236	894,168

CONTINGENCIES AND COMMITMENTS	(31)	-	-	-

MINORITY INTEREST	(24)	1,321,328	281,039	566

SHAREHOLDERS' EQUITY	(25)
Paid-in capital		956,821,180	904,735,562	1,820,796
Other reserves		(3,222,549)	(3,251,980)	(6,545)
Retained earnings		13,818,549	5,050,016	10,163

TOTAL SHAREHOLDERS' EQUITY		967,417,180	906,533,598	1,824,414

TOTAL LIABILITIES, MINORITY INTEREST
AND SHAREHOLDERS' EQUITY		1,733,648,266	1,684,915,741	3,390,922

The accompanying notes 1 to 37 are an integral part of these consolidated financial statements

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
For the years ended December 31, 2005, 2006 and 2007
(Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2007 except as stated)

		For the years ended December 31,

	Notes	2005	2006	2007	2007

		ThCh$	ThCh$	ThCh$	ThUS$
					(note 2)

OPERATING REVENUES		636,779,190	619,916,596	632,572,010	1,273,062
Operating costs		(409,073,501)	(400,628,756)	(423,273,930)	(851,846)

Gross profit		227,705,689	219,287,840	209,298,080	421,216
Administrative and selling expenses		(132,199,996)	(130,549,867)	(140,963,787)	(283,692)

OPERATING RESULTS		95,505,693	88,737,973	68,334,293	137,524

NON-OPERATING RESULTS:
Interest income		8,755,740	4,764,864	7,173,446	14,436
Equity in earnings of investees	(12)	1,877,705	2,093,612	1,887,587	3,799
Other non-operating income	(26a)	3,405,475	1,736,515	4,987,557	10,038
Equity in losses of investees	(12)	(35,649)	(36,117)	-	-
Amortization of goodwill	(13)	(1,736,460)	(2,387,170)	(1,569,490)	(3,159)
Interest expense		(32,349,688)	(20,921,616)	(18,910,021)	(38,057)
Other non-operating expenses	(26b)	(14,339,597)	(18,115,018)	(19,337,124)	(38,916)
Price-level restatement, net	(27)	2,132,607	537,997	1,753,709	3,529
Foreign exchange gain, net	(28)	1,048,363	177,091	(360,433)	(725)

NON-OPERATING (LOSS) INCOME, NET		(31,241,504)	(32,149,842)	(24,374,769)	(49,055)

INCOME BEFORE INCOME TAXES
AND MINORITY INTEREST		64,264,189	56,588,131	43,959,524	88,469

INCOME TAXES	(8c)	(36,616,320)	(31,551,659)	(33,213,722)	(66,843)

INCOME BEFORE
MINORITY INTEREST		27,647,869	25,036,472	10,745,802	21,626

MINORITY INTEREST	(24)	(32,998)	44,699	110,329	222

NET INCOME FOR THE YEAR		27,614,871	25,081,171	10,856,131	21,848

The accompanying notes 1 to 37 are an integral part of these consolidated financial statements

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
For the years ended December 31, 2005, 2006 and 2007
(Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2007 except as stated)

			Net income			Total
	Paid-in	Other	(loss) for	Retained	Interim	shareholders'
	capital	reserves	the year	Earnings	dividend	equity
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

2005
Balances as of December 31, 2004	880,977,537	(1,237,651)	311,628,674	48,806,351	(255,303,899)	984,871,012
Transfer of 2004 net income to retained earnings	-	-	(311,628,674)	311,628,674	-	-
Accumulated adjustment for conversion differences	-	(469,034)	-	-	-	(469,034)
Absorption interim dividend	-	-	-	(255,303,899)	255,303,899	-
Final dividend 2004	-	-	-	(56,324,775)	-	(56,324,775)
Final dividend	-	-	-	(48,806,351)	-	(48,806,351)
2005 interim dividend	-	-	-	-	(10,528,728)	(10,528,728)
Price-level restatement	31,715,192	(44,556)	-	-	(21,058)	31,649,578
Net income for the year	-	-	25,183,320	-	-	25,183,320

Balances as of December 31, 2005	912,692,729	(1,751,241)	25,183,320	-	(10,549,786)	925,575,022
Balances as of December 31, 2005 restated	1,000,816,863	(1,920,330)	27,614,870	-	(11,568,410)	1,014,942,993

2006

Balances as of December 31, 2005	912,692,729	(1,751,241)	25,183,320	-	(10,549,786)	925,575,022
Transfer of 2005 net income to retained earnings	-	-	(25,183,320)	25,183,320	-	-
Capital Decrease	(40,200,514)	-	-	-	-	(40,200,514)
Absorption interim dividend	-	-	-	(10,528,728)	10,528,728	-
Final dividend 2005	-	-	-	(14,654,592)	-	(14,654,592)
2006 interim dividend	-	-	-	-	(10,528,728)	(10,528,728)
Adjustment of foreign investment conversion reserve	-	(530,149)	-	-	-	(530,149)
Price-level restatement, net	18,402,738	(44,867)	-	-	63,173	18,421,044
Other reserves	-	(674,254)	-	-	-	(674,254)
Net income for the year	-	-	23,353,046	-	-	23,353,046

Balances as of December 31, 2006	890,894,953	(3,000,511)	23,353,046	-	(10,486,613)	900,760,875
Balances as of December 31, 2006 restated	956,821,180	(3,222,549)	25,081,171	-	(11,262,622)	967,417,180

2007
Balances as of December 31, 2006	890,894,953	(3,000,511)	23,353,046	-	(10,486,613)	900,760,875
Transfer of 2006 net income to retained earnings	-	-	(23,353,046)	23,353,046	-	-
Adjustment of foreign investment conversion reserve	-	(762,270)	-	-	-	(762,270)
Capital Decrease	(48,815,012)	-	-	-	-	(48,815,012)
Absorption interim dividend	-	-	-	(10,486,613)	10,486,613	-
Final dividend 2006	-	-	-	(12,866,433)	-	(12,866,433)
2007 interim dividend	-	-	-	-	(5,742,943)	(5,742,943)
Price-level restatement, net	62,655,621	(171,545)	-	-	(63,172)	62,420,904
Other reserves	-	682,346	-	-	-	682,346
Net income for the year	-	-	10,856,131	-	-	10,856,131

Balances as of December 31, 2007	904,735,562	(3,251,980)	10,856,131	-	(5,806,115)	906,533,598

ThUS$ (note 2)	1,820,796	(6,545)	21,848	-	(11,685)	1,824,414

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the years ended December 31, 2005, 2006 and 2007
(Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2007 except as stated)

	For the years ended December 31,

	2005	2006	2007	2007

	ThCh$	ThCh$	ThCh$	ThUS$
				(note 2)
Net income for the year	27,614,871	25,081,171	10,856,131	21,848
Sales of assets:
(Gain) loss on sales of property, plant and equipment	23,347	(396,704)	(1,905,371)	(3,835)

Debits (credits ) to income that do not represent operating cash flows:
Depreciation in operating income for the year	213,618,277	219,724,398	210,353,615	423,340
Other depreciation	2,926,400	944,875	-	-
Amortization of intangibles	4,443,033	4,796,564	5,857,995	11,789
Provisions and write offs	26,744,975	19,511,314	19,569,673	39,384
Equity in earnings of equity method investees	(1,877,705)	(2,093,612)	(1,887,587)	(3,799)
Equity in losses of equity method investees	35,649	36,117	-	-
Amortization of goodwill	1,736,460	2,387,170	1,569,490	3,159
Price-level restatement, net	(2,132,607)	(537,997)	(1,753,709)	(3,529)
Foreign exchange (loss) gain	(1,048,363)	(177,091)	360,433	725
Other credits to income that do not represent cash flows	(312,790)	(374,234)	(785,309)	(1,580)
Other debits to income that do not represent cash flows	6,128,618	5,117,789	12,925,283	26,013

Changes in operating assets (increase) decrease:
Trade accounts receivable	(6,466,418)	(27,256,668)	(16,706,618)	(33,622)
Inventories	2,414,463	(1,816,155)	(1,821,980)	(3,667)
Other assets	74,939,295	7,929,953	(25,180,424)	(50,676)

Changes in operating liabilities increase (decrease):
Accounts payable related to operating activities	(79,965,979)	10,136,140	49,531,176	99,683
Interest payable	1,878,255	1,171,328	(415,329)	(836)
Income taxes payable (net)	(25,514,728)	(17,449,383)	(5,192,496)	(10,450)
Other accounts payable related to non-operating activities	1,855,870	5,986,627	(6,039,546)	(12,155)
V.A.T. and other similar taxes payable	(4,063,471)	(683,663)	(4,940,563)	(9,943)

Minority interest	32,998	(44,699)	(110,329)	(222)

NET CASH FLOWS FROM OPERATING ACTIVITIES	243,010,450	251,993,512	244,284,535	491,627

NET CASH USED IN FINANCING ACTIVITIES
Issuance of Commercial papers and Bonds	75,679,978	78,795,873	-	-
Dividends paid	(126,916,345)	(27,215,381)	(19,433,564)	(39,111)
Capital Decrease	-	(43,600,413)	(51,445,179)	(103,534)
Loans repaid	(37,690,099)	-	-	-
Repayment of Commercial papers and Bonds (less)	(131,667,166)	(202,346,521)	(1,364,664)	(2,746)
Other sources of financing	-	(737,956)	-	-

Net cash used in financing activities	(220,593,632)	(195,104,398)	(72,243,407)	(145,391)

NET CASH (USED IN) PROVIDED BY INVESTMENT ACTIVITIES
Sales of property, plant and equipment	1,357,193	1,614,167	2,182,633	4,393
Sales of other investments	13,042,120	-	16,284,344	32,773
Purchase of other investments	-	-	(7,611,667)	(15,319)
Other investment income	28,854	-	-	-
Acquisition of property, plant and equipment (less)	(79,024,219)	(117,628,552)	(144,654,384)	(291,120)
Acquisition of intangibles	(8,534,938)	-	-	-
Investments in financial instruments (less)	(20,563,295)	-	-	-
Permanent investments (less)	(53,260)	-	-	-
Other investment activities (less)	(1,036,973)	-	-	-

Net cash (used in) provided by investment activities	(94,784,518)	(116,014,385)	(133,799,074)	(269,273)

NET CASH FLOWS FOR THE YEAR	(72,367,700)	(59,125,274)	38,242,054	76,963

EFFECT OF INFLATION ON CASH AND CASH EQUIVALENTS	(1,690,890)	(927,436)	(4,101,089)	(8,254)

NET (DECREASE) INCREASE OF CASH AND CASH	(74,058,590)	(60,052,710)	34,140,965	68,709

CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	178,518,035	104,459,447	44,406,737	89,370

CASH AND CASH EQUIVALENTS AT END OF YEAR	104,459,445	44,406,737	78,547,702	158,079

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

Subsidiary companies registered with the Securities Registry are:

			Participation (direct & indirect) as of December 31,

Subsidiaries	Taxpayer	Registration	2005	2006	2007
	Number	Number	%	%	%

Telefónica Larga Distancia S.A. (1)	96.551.670-0	456	99.16	99.31	99.87
Globus 120 S.A. (1)	96.887.420-9	694	99.99	-	-
Telefónica Asistencia y Seguridad S.A.	96.971.150-8	863	99.99	99.99	99.99

1) On April 19, 2006, Telefónica Mundo S.A changed its name to Telefónica Larga Distancia S.A. On May 1, 2006, Telefónica Larga Distancia S.A. absorbed Globus 120 S.A.

Note 2. Summary of Significant Accounting Policies:

a) Accounting period:

These consolidated financial statements (hereinafter the “financial statements”) are presented as of and for the years ended December 31, 2006 and 2007. (The following presentation of Form 20-F includes comparable disclosures and information of the income and cash flow statements for the year ended December 31, 2005. Originally this additional information was not presented in the local consolidated financial statements as of December 31, 2007).

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

(c) Basis of presentation:

The comparative balances as of December 31, 2005 and 2006 have been price-level restated in order to allow comparison with the 2007 financial statements as detailed in Note 2e. For comparison purposes, certain reclassifications have been made to the 2005 and 2006 financial statements.

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

The Company consolidates the following companies:

		Ownership participation percentage

		2005	2006	2007

Taxpayer	Company name
No.		Total	Total	Direct	Indirect	Total

96.551.670-0	Telefónica Larga Distancia S.A. (5)	99.16	99.31	99.87	-	99.87
96.961.230-5	Telefónica Gestión de Servicios Compartidos Chile S.A.	99.99	99.99	99.99	-	99.99
74.944.200-k	Fundación Telefónica Chile	50.00	50.00	50.00	-	50.00
96.971.150-8	Telefónica Asistencia y Seguridad S.A.	99.99	99.99	99.99	-	99.99
90.430.000-4	Telefónica Empresas Chile S.A.	99.99	99.99	99.99	-	99.99
78.703.410-1	Telefónica Multimedia Chile S.A. (1)	99.99	99.99	99.99	-	99.99
96.834.320-3	Telefónica Internet Empresas S.A. (2) (6)	99.99	99.99	99.99	-	99.99
96.811.570-7	Instituto Telefónica Chile S.A. (3)	79.99	99.99	-	99.99	99.99
96.545.500-0	CTC Equipos y Servicios de Telecomunicaciones S.A.(4)	99.99	-	-	-	-
96.887.420-9	Globus 120 S.A. (5)	99.99	-	-	-	-

1) On January 26, 2006, Telefónica Internet Empresas S.A. sold 449,081 shares of Tecnonáutica S.A. to Telefónica Chile S.A. for ThCh$ 1,624,273 (historical) corresponding to its participation in that company. On that same date, CTC Equipos y Servicios de Telecomunicaciones S.A. sold 1 share to Telefónica Chile S.A. for ThCh$ 4 corresponding to its participation in that company. On April 19, 2006, Tecnonáutica S.A. changed its name to Telefónica Multimedia Chile S.A.

2) On January 26, 2006 CTC Equipos y Servicios de Telecomunicaciones S.A. sold 16 shares of Telefónica Internet Empresas S.A. to Telefónica Chile S.A. for ThCh$ 132 (historical value) corresponding to its participation in that company.

On January 27, 2006, Telefónica Empresas Chile S.A. sold 215,099 shares of Telefónica Internet Empresas S.A. to Telefónica Chile S.A. for ThCh$ 1,468,683 (historical) corresponding to its participation in that company.

3) On October 3, 2006, the third party COASIN Chile S.A. sold to Telefónica Gestión de Servicios Compartidos de Chile S.A. its participation in Administradora de Telepeajes de Chile S.A. of 426,000 shares for a sum of ThCh$ 3,200 (historical value). On October 20, 2006, Telefónica Internet Empresas S.A. sold to Telefónica Gestión de Servicios Compartidos Chile S.A. 1,703,999 shares of Telepeajes de Chile S.A. for ThCh$ 12,800 (historical value). On that same date, Administradora de Telepeajes de Chile S.A. changed its name to Instituto Telefónica Chile S.A.

4) On February 28, 2006 Telefónica Chile S.A. purchased one share of CTC Equipos y Servicios de Telecomunicaciones S.A. from third parties for ThCh$ 11 (historical value), and absorbed its subsidiary on March 1, 2006.

5) On April 19, 2006, Telefónica Mundo S.A changed its name to Telefónica Larga Distancia S.A. On May 1, 2006, Telefónica Larga Distancia S.A. absorbed Globus 120 S.A. With this transaction, Telefónica Larga Distancia S.A. acquired own shares from minority interest holders at book value, which were retired in 2007.

6) On October 1, 2007 Telefónica Chile dissolved subsidiary Telefónica Internet Empresas S.A. by acquiring all the participation held by third parties, equivalent to 0.0005%, thus gathering all the stock of that company in Telefónica Chile.

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (continued)
__________

Note 2. Summary of Significant Accounting Policies, (continued):

(e) Price-level restatement:

The cumulative inflation rate in Chile as measured by the Chilean Consumer Price Index (“CPI”) for the three-year period ended December 31, 2007 was approximately 14.7% .

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

The values of the Chilean consumer price index used to reflect the effects of the changes in the purchasing power of the Chilean peso (“price-level restatement”) are as follows:

		Change over Previous
	CPI	November 30

November 30, 2005	100.0	3.60%
November 30, 2006	102.1	2.10%
November 30, 2007	109.7	7.40%

The actual values of the Chilean consumer price index as of the balance sheet dates are as follows:

		Change over Previous
	CPI	December 31

December 31, 2005	100.0	3.70%
December 31, 2006	102.6	2.60%
December 31, 2007	110.6	7.80%

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
__________

Note 2. Summary of Significant Accounting Policies, (continued):

(f) Basis of conversion:

Assets and liabilities in US$ (United States dollars), Euros, Brazilian Real, UF (Unidad de Fomento) and JPY (Japanese Yen) have been converted to Chilean pesos at the observed exchange rates as of December 31 of each year-end as follows:

Year	US$	EURO	UF	JPY	Real (Brazil)

2005	512.50	606.08	17,974.81	4.34	219.35
2006	532.39	702.08	18,336.38	4.47	249.28
2007	496.89	730.94	19,622.66	4.41	280.32

Foreign currency translation differences resulting from the application of this standard are recognized in net income.

Convenience translation to US dollars

The financial statements are stated in Chilean pesos. The translations of Chilean pesos into US dollars are included solely for the convenience of the reader, using the observed exchange rate reported by the Chilean Central Bank as of December 31, 2007 of Ch$ 496.89 to US$ 1.00. The convenience translations should not be construed as representations that the Chilean peso amounts have been, could have been, or could in the future be, converted into US dollars at this or any other rate of exchange.

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

Range
of years

Buildings	40
Central exchange equipment	7 to 12
Subscriber’s equipment	2 to 4
External plant	20 to 40
Office furniture and equipment	4 to 10
Software	3
Other	4 to 10

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

(n) Intangibles:

i) Rights to underwater cable:

Rights to underwater cable correspond to the rights acquired by the Company for the use of an underwater cable to transmit voice and data. These rights are amortized over the term of the respective contracts, with a maximum of 25 years (see Note 14).

ii) Software licenses:

Software licenses are valued at their price-level restated acquisition cost. Amortization is calculated using the straight-line method over their estimated useful life, which does not exceed 3 years (see Note 14).

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

(p) Goodwill:

Goodwill recorded by the Company until 2003 was determined according to SVS Circular No. 368 based on differences between the purchase price and the recorded book values of the company acquired at the effective acquisition date. Starting January 1, 2004 acquisitions are recorded using Technical Bulletin No. 72 based on the fair values of the identifiable assets and liabilities acquired. Any excess of the purchase price over the value of assets acquired and liabilities assumed will be allocated to goodwill. Amortization is determined using the straight-line method, considering the nature and characteristic of each investment, foreseeable life of the business and investment return, and does not exceed 20 years.

The Company has evaluated the recoverability of its recorded goodwill in accordance with Technical Bulletin No. 56 and No. 72. As of December 31, 2006 and 2007, there were no indicators of an impairment of goodwill.

(o) Transactions with repurchase agreements:

Purchases of financial instruments including repurchase agreements are recorded as fixed rate instruments and are classified as Other Current Assets (see Note 9).

(r) Commercial paper and Bonds:

Bonds payable are presented under liabilities at the par value of the issued bonds (see Note 18). The difference between par and placement value, determined on the basis of the actual interest rate for the transaction, is deferred and amortized over the term of the respective bond (see Notes 9 and 15).

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

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (continued)
__________

Note 2. Summary of Significant Accounting Policies, (continued):

(t) Staff severance indemnities:

The severance indemnity that the Company is obligated to pay under collective bargaining agreements is recorded based on the projected benefit obligation using an annual discount rate of 7% in 2005 and 6% in 2006 and 2007 as detailed in Note 3, considering assumptions about the future service period of the employees, mortality rate of employees and salary increases used as the basis of actuarial calculations (see Note 22).

Costs for past services of employees resulting from changes in assumptions used as the actuarial bases, are deferred and amortized over the average of the estimated employees’ expected future service periods.

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

Revenues for the charges of installations of telephone lines are deferred over the estimated customer permanency.

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

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (continued)
__________

Note 2. Summary of Significant Accounting Policies, (continued):

(x) Computer software:

The cost of software purchased is deferred and amortized using the straight-line method over a maximum period of three years and are classified as other property, plant and equipment.

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

(aa) Statement of cash flows:

The consolidated Statements of Cash Flows have been prepared using the indirect method in accordance with Technical Bulletin No. 50 of the Chilean Accountants Association and SVS Circular No. 1,312. The Company defines securities under agreements to resell and time deposits with a remaining maturity of less than 90 days as cash equivalents; cash and cash equivalents are detailed as follows:

	As of December 31,

	2005	2006	2007

	ThCh$	ThCh$	ThCh$

Cash	6,899,632	10,820,504	5,353,159
Time deposits	93,173,038	29,581,950	73,194,543
Other current assets	4,386,776	4,004,283	-

Total	104,459,446	44,406,737	78,547,702

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

All effects will be amortized over the future service period of the employees that receive this benefit (see portion to be amortized in the short-term in Note 9 Footnote 2 and in the long-term in Note 15 Footnote 1.

ii) Change of useful lives of assets

In January 2007, due to the technological evolution, the Company modified the useful lives of software, databases and licenses, reducing them from 4 years to 3 years and equipment at customers, reducing them from 6 and 10 years to 4 years. The change in estimate was accounted for prospectively, and generated a greater charge to income as of December 31, 2007 in the amount of ThCh$ 8,789,021.

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (continued)
__________

Note 4. Time deposits:

The detail of time deposits is as follows as of December 31, 2006:

				Yearly
				interest	Maturity	Accrued
Placement	Financial Institution	Currency	Principal	rate	date	interest	Total

			ThCh$	%		ThCh$	ThCh$

Sep 11, 2006	BCO. SANTANDER SANTIAGO	Ch$	1,074,000	5.76	Mar 12, 2007	19,074	1,093,074
Sep 13, 2006	BCO. SANTANDER SANTIAGO	Ch$	1,933,200	5.82	Mar 12, 2007	34,066	1,967,266
Sep 26, 2006	BCO. SANTANDER SANTIAGO	Ch$	1,074,000	5.76	Mar 12, 2007	16,497	1,090,497
Sep 27, 2006	BCO. SANTANDER SANTIAGO	Ch$	1,074,000	5.76	Mar 12, 2007	16,325	1,090,325
Oct 02, 2006	BCO.CHILE	Ch$	859,200	5.76	Mar 12, 2007	12,372	871,572
Nov 30, 2006	BCO.ESTADO	Ch$	1,611,000	5.64	Feb 26, 2007	7,824	1,618,824
Dec 04, 2006	CORPBANCA	Ch$	1,718,400	5.64	Feb 12, 2007	7,269	1,725,669
Dec 20, 2006	BCO. CREDITO E INVERSIONES	Ch$	1,074,000	6.00	Jan 22, 2007	1,969	1,075,969
Dec 20, 2006	CORPBANCA	Ch$	1,181,400	5.88	Jan 22, 2007	2,122	1,183,522
Dec 20, 2006	CORPBANCA	Ch$	2,148,000	5.88	Jan 22, 2007	3,859	2,151,859
Dec 21, 2006	BCO. CREDITO E INVERSIONES	Ch$	3,222,000	6.00	Jan 22, 2007	5,370	3,227,370
Dec 26, 2006	BCO. CREDITO E INVERSIONES	Ch$	1,825,800	6.00	Feb 20, 2007	1,522	1,827,322
Dec 27, 2006	BCO.CHILE	Ch$	3,007,200	6.00	Jan 31, 2007	2,005	3,009,205
Dec 29, 2006	BCO.CHILE	Ch$	1,074,000	5.52	Jan 29, 2007	330	1,074,330
Dec 29, 2006	BCO.CHILE	Ch$	1,611,000	4.92	Jan 29, 2007	440	1,611,440
Dec 29, 2006	BCO. SANTANDER SANTIAGO	Ch$	2,071	-	Jan 31, 2007	-	2,071
Dec 29, 2006	HSBC BANK	Ch$	1,611,000	5.64	Feb 1, 2007	505	1,611,505
Dec 05, 2006	BCO. CREDITO E INVERSIONES	UF	324,743	5.90	Mar 06, 2007	1,379	326,122
Dec 07, 2006	BCO. CREDITO E INVERSIONES	US$	76,784	5.25	Jan 08, 2007	269	77,053
Dec 07, 2006	BCO. CREDITO E INVERSIONES	US$	86,055	5.25	Jan 08, 2007	301	86,356
Dec 27, 2006	ABN AMRO BANK	US$	2,858,935	5.24	Jan 04, 2007	1,664	2,860,599

	Total		29,446,788			135,162	29,581,950

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (continued)
__________

Note 4. Time deposits, (continued):

The detail of the time deposits is as follows as of December 31, 2007:

				Yearly
				interest	Maturity	Accrued
Placement	Financial Institution	Currency	Principal	rate	date	interest	Total

			ThCh$	%		ThCh$	ThCh$

Nov 12, 2007	BBVA	Ch$	600,000	6.12	Jan 03, 2008	4,998	604,998
Nov 12, 2007	BCO. SANTANDER SANTIAGO	Ch$	1,900,000	6.24	Jan 03, 2008	16,137	1,916,137
Nov 13, 2007	BBVA	Ch$	900,000	6.12	Jan 03, 2008	7,344	907,344
Nov 13, 2007	BCO. BOSTON	Ch$	700,000	6.00	Jan 03, 2008	5,600	705,600
Nov 21, 2007	CORPBANCA	Ch$	6,100,000	6.24	Jan 21, 2008	42,293	6,142,293
Nov 21, 2007	BCO. SANTANDER SANTIAGO	Ch$	600,000	6.36	Jan 21, 2008	4,240	604,240
Nov 21, 2007	BCO. SANTANDER SANTIAGO	Ch$	1,600,000	6.36	Jan 14, 2008	11,307	1,611,307
Nov 22, 2007	BBVA	Ch$	2,300,000	6.18	Jan 09, 2008	15,399	2,315,399
Nov 23, 2007	BBVA	Ch$	1,900,000	6.18	Jan 10, 2008	12,394	1,912,394
Nov 27, 2007	BBVA	Ch$	2,700,000	6.18	Jan 11, 2008	15,759	2,715,759
Nov 28, 2007	BCO.CHILE	Ch$	3,400,000	6.36	Jan 14, 2008	19,296	3,419,296
Nov 29, 2007	BCO.CHILE	Ch$	3,100,000	6.36	Jan 02, 2008	17,526	3,117,526
Nov 30, 2007	BCO.CHILE	Ch$	3,400,000	6.36	Jan 25, 2008	18,620	3,418,620
Nov 30, 2007	BCI	Ch$	1,300,000	6.12	Jan 21, 2008	6,851	1,306,851
Dec 07, 2007	BCO.FALABELLA	Ch$	2,100,000	6.06	Jan 24, 2008	8,484	2,108,484
Dec 07, 2007	BCO. SECURITY	Ch$	900,000	6.36	Jan 24, 2008	3,816	903,816
Dec 10, 2007	BCO. SECURITY	Ch$	1,500,000	6.36	Jan 21, 2008	5,565	1,505,565
Dec 11, 2007	CITIBANK NA	Ch$	5,100,000	5.88	Jan 11, 2008	16,660	5,116,660
Dec 14, 2007	BCO. BOSTON	Ch$	2,600,000	6.96	Jan 14, 2008	8,545	2,608,545
Dec 14, 2007	CORPBANCA	Ch$	1,400,000	6.84	Jan 14, 2008	4,522	1,404,522
Dec 14, 2007	BCO. SECURITY	Ch$	600,000	6.72	Jan 14, 2008	1,904	601,904
Dec 14, 2007	BCI	Ch$	4,900,000	6.60	Jan 14, 2008	15,272	4,915,272
Dec 18, 2007	BCI	Ch$	4,100,000	7.20	Feb 20, 2008	10,660	4,110,660
Dec 26, 2007	BCO. SANTANDER SANTIAGO	Ch$	1,900,000	7.32	Feb 20, 2008	1,932	1,901,932
Dec 27, 2007	BCO. SANTANDER SANTIAGO	Ch$	4,500,000	7.20	Mar 20, 2008	3,600	4,503,600
Dec 27, 2007	BCO.FALABELLA	Ch$	1,400,000	6.96	Mar 20, 2008	1,083	1,401,083
Dec 27, 2007	BCI	Ch$	100,000	6.72	Mar 20, 2008	75	100,075
Dec 28, 2007	BCO. BOSTON	Ch$	3,000,000	7.08	Feb 01, 2008	1,770	3,001,770
Dec 28, 2007	BCO. BOSTON	Ch$	2,000,000	7.08	Feb 12, 2008	1,180	2,001,180
Oct 24, 2007	BBVA	UF	2,130,236	2.80	Feb 21, 2008	11,267	2,141,503
Oct 26, 2007	HSBC	UF	1,824,613	2.25	Feb 25, 2008	7,526	1,832,139
Nov 2, 2007	HSBC	UF	1,516,774	2.35	Mar 12, 2008	5,841	1,522,615
Dec 13, 2007	CITIBANK NY	UF	2,411,130	2.80	Jun 10, 2008	3,376	2,414,506
Dec 04, 2007	BCI	UF	331,731	1.20	Mar 04, 2008	299	332,030
Dec 26, 2007	CITIBANK NY	US$	347,823	3.85	Jan 04, 2008	186	348,009
Dec 10, 2007	BCI	US$	78,990	5.23	Jan 09, 2008	241	79,231
Dec 10, 2007	BCI	US$	56,013	5.23	Jan 09, 2008	171	56,184

		Total	75,297,310			311,739	75,609,049

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (continued)
__________

Note 5. Marketable Securities:

The balance of marketable securities is as follows:

	As of December 31,

	2006	2007

	ThCh$	ThCh$

Publicly traded governmental securities	17,467,109	5,362,558

Total Marketable Securities	17,467,109	5,362,558

The balance of publicly traded governmental securities as of December 31, 2006 is as follows:

	Date			Carrying Value

Instrument	Purchase	Maturity	Par value	Amount	Interest Rate	Market value	Provision

			ThCh$	ThCh$	%	ThCh$	ThCh$
BCD0500907	December 2004	September 2007	2,858,934	2,900,871	5.00	2,900,871	(25,162)
BCD0500907	August 2005	September 2007	2,001,254	2,030,610	5.00	2,030,610	(9,464)
BCD0500907	September 2005	September 2007	2,287,147	2,320,697	5.00	2,320,697	(16,767)
BCD0500907	September 2005	September 2007	2,858,934	2,900,871	5.00	2,900,871	(20,738)
BCD0500907	September 2005	September 2007	2,858,934	2,900,871	5.00	2,900,871	(19,892)
BCD0500907	September 2005	September 2007	571,787	580,174	5.00	580,174	(4,121)
BCD0500907	September 2005	September 2007	571,787	580,174	5.00	580,174	(3,966)
BCD0500907	September 2005	September 2007	1,143,574	1,160,348	5.00	1,160,348	(7,690)

Sub-Total			15,152,351	15,374,616		15,374,616	(107,800)

BCU500909	November 2005	September 2009	1,969,327	2,092,493	5.00	2,108,317	-

Sub-Total			1,969,327	2,092,493		2,108,317	-

Total			17,121,678	17,467,109		17,482,933	(107,800)

The balance of publicly traded governmental securities as of December 31, 2007 is as follows:

	Date			Carrying Value

Instrument	Purchase	Maturity	Par value	Amount	Interest Rate	Market value	Provision

			ThCh$	ThCh$	%	ThCh$	ThCh$
CERO010508	September 2007	May 2008	2,703,102	2,723,704	2.60 + UF	2,723,704	(976)
CERO010508	September 2007	May 2008	242,294	244,187	2.60 + UF	244,187	(63)
CERO010708	September 2007	July 2008	590,877	595,418	2.60 + UF	595,418	(262)

Sub-Total			3,536,273	3,563,309		3,563,309	(1,301)

BCU0500308	October 2007	March 2008	1,766,039	1,799,249	5.00	1,799,643	-

Sub-Total			1,766,039	1,799,249		1,799,643	-

Total			5,302,312	5,362,558		5,362,952	(1,301)

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (continued)
__________

Note 6. Current and long-term receivables:

The detail of current and long-term receivables as of December 31, is as follows:

	Current									Long-term

	Up to 90 days		Over 90 up to 1 year		Subtotal	Total Current (net)

Description	2006	2007	2006	2007	2007	2006	2007			2006	2007

	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	%	ThCh$	%	ThCh$	ThCh$

Accounts receivable	250,225,596	252,212,674	3,406,488	6,017,917	258,230,591	186,587,858	100.00	181,826,597	100.00	-	3,650,874
Standard telephony service	198,468,840	204,297,506	304,753	3,025,869	207,323,375	142,435,081	76.34	141,923,292	78.05	-	-
Long distance	24,383,082	23,574,040	-	-	23,574,040	17,514,589	9.39	16,151,063	8.88	-	-
Communications companies	22,390,595	20,173,164	2,789,889	2,729,270	22,902,434	23,394,065	12.54	21,110,891	11.61	-	3,650,874
Others	4,983,079	4,167,964	311,846	262,778	4,430,742	3,244,123	1.73	2,641,351	1.45	-	-
Allowance for doubtful accounts	(67,044,226)	(76,403,994)	-	-	(76,403,994)	-		-		-	-
Notes receivable	8,941,969	5,130,716	237,523	2,943,307	8,074,023	4,430,657		4,881,897		-	-
Allowance for doubtful notes	(4,748,835)	(3,192,126)	-	-	(3,192,126)	-		-		-	-
Other receivables	8,110,417	3,981,150	3,192,793	1,822,779	5,803,929	11,303,210		5,803,929		14,614,000	10,071,758
Allowance for doubtful accounts	-	-	-	-	-	-		-		-	-

Total long-term receivables										14,614,000	13,722,632

During 2005, 2006 and 2007, there were bad debt write-offs of ThCh$ 46,901,132, ThCh$ 15,542,845 and ThCh$ 6,854,823, respectively, which were charged against the allowance for doubtful accounts.

As of December 31, 2006 and 2007, current receivables from employees amounted to ThCh$ 1,190,606 and ThCh$ 1,632,249, respectively. Other long-term receivables include loans given to employees at the amount of ThCh$ 10,324,520 and ThCh$ 10,071,757, respectively. These loans bear an average variable interest rate that is equal to inflation rate and the value is changed each year to reflect the change in salaries (see Note 15 Footnote 2).

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

a) Receivables from related parties are as follows:

		Short-term

		As of December 31,

Taxpayer No.	Company	2006	2007

		ThCh$	ThCh$
87,845,500-2	Telefónica Móviles Chile S.A.	9,838,480	7,077,477
96,672,150-2	Telefónica Móviles Chile Inversiones S.A.	57,301	17,141
96,672,160-k	Telefónica Móviles Chile Larga Distancia S.A.	354,967	363,601
96,834,230-4	Terra Networks Chile S.A.	2,033,937	422,519
96,895,220-k	Atento Chile S.A.	513,360	508,723
96,910,730-9	Telefónica International Wholesale Services Chile S.A.	525,884	695,086
59,083,900-0	Telefónica Ingeniería de Seguridad S.A.	11,793	18,656
96,990,810-7	Telefónica Móviles Soluciones y Aplicaciones S.A.	147,018	120,104
Foreign	Telefónica España	754,292	1,953,904
Foreign	Telefónica Móviles S.A.	-	81,607
Foreign	Telefónica Móviles el Salvador	-	2,154
Foreign	Telefónica Móviles de Argentina	-	43,088
Foreign	Telefónica Móviles de Panamá	-	10,772
Foreign	Telefónica Móviles de Perú	-	32,316
Foreign	Telefónica Móviles de Colombia	-	47,397
Foreign	Telefónica Celular de Nicaragua	-	1,140
Foreign	Telefónica LD Puerto Rico	228,099	-
Foreign	Telefónica Data Usa Inc.	38,702	24,242
Foreign	Telefónica Data España	-	33,629
Foreign	Telefónica Argentina	1,718,539	2,692,563
Foreign	Telefónica Soluciones de Informática España	1,635,305	1,522,632
Foreign	Telefónica International Wholesale Services	420,606	83,210
Foreign	Telefónica Gestión de Servicios Compartidos España	12,033	-
Foreign	Telefónica Perú	420,334	551,127
Foreign	Telefónica Sao Paulo	-	187,435
Foreign	Telefónica Multimedia Perú	-	77,829
Foreign	Telefónica S.A.	-	102,231
Foreign	Telefónica Internacional S.A.U.	-	427,305
Foreign	Telefónica Centroamérica	-	19,390
Foreign	Terra Networks Brasil	-	17,236
Foreign	Telefónica Servicios Comerciales Perú S,A,C	-	2,154
Foreign	Telefónica Investigación y Desarrollo	-	103,341
Foreign	Fundación Telefónica Perú	-	2,154
Foreign	Fundación Telefónica Brasil	-	2,154
Foreign	Telefónica Gestión de Servicios Compartidos Perú S,A,C,	-	2,154
Foreign	Media Networks Perú S,A,C,	-	2,154
Foreign	Colombia Telecomunicaciones	-	149,515
Foreign	Otecel Ecuador	-	75,847
Foreign	Telcel Venezuela	-	2,278,654
Foreign	Atento Colombia	-	5,093
Foreign	Vivo Brasil	-	23,701

	Total	18,710,650	19,781,435

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (continued)
__________

Note 7. Balances and transactions with related entities, (continued):

b) Payables to related parties are as follows:

		Short-term

		As of December 31,

Taxpayer No.	Company	2006	2007

		ThCh$	ThCh$
96,527,390-5	Telefónica Internacional Chile S.A.	307,216	612,227
96,834,230-4	Terra Networks Chile S.A.	5,731,227	2,407,011
96,895,220-k	Atento Chile S.A.	3,554,431	3,243,699
96,910,730-9	Telefónica International Wholesale Services Chile S.A.	4,461,451	7,702,499
87,845,500-2	Telefónica Móviles Chile S.A.	18,383,480	14,005,843
96,672,160-k	Telefónica Móviles Chile Larga Distancia S.A.	5,095	43,766
59,083,900-0	Telefónica Ingeniería de Seguridad S.A.	1,249	1,584
Foreign	Telefónica S.A.	-	482,788
Foreign	Telefónica Gestión de Servicios Compartidos España	33,720	68,201
Foreign	Telefónica Argentina	608,973	1,016,503
Foreign	Telefónica Perú	459,122	188,173
Foreign	Telefónica Guatemala	27,144	1,971
Foreign	Telefónica Móvil El Salvador S.A. de C.V.	32,065	7,643
Foreign	Telefónica International Wholesale Services	1,024,882	-
Foreign	Telefónica Puerto Rico	9,348	20,234
Foreign	Telefónica Investigación y Desarrollo	620,764	1,270,040
Foreign	Telecomunicaciones de Sao Paulo	-	832,847
Foreign	Telefónica Sao Paulo	29,999	-
Foreign	Televisión Federal S.A.	-	9,084
Foreign	Televisión Servicios de Música S.A.U.	-	33,546
Foreign	Telefónica Gestión de Servicios Compartidos Perú S.A.C.	-	927
Foreign	Colombia Telecomunicaciones	-	145,963
Foreign	Media Networks Perú S.A.C.	-	15,910
Foreign	Telecomunicaciones Multimedia S.A.C.	-	1,331,194
Foreign	Telefónica Móviles S.A.	121,565	-
Foreign	Telefónica Data España	37,959	6,987

	Total	35,449,690	33,448,640

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (continued)
__________

Note 7. , 31 Balances and transactions with related entities for the years ended December (continued):

c) Transactions:

		Nature of Relationship	Description of transaction
				2005		2006		2007
Company	Tax No.			ThCh$		ThCh$		ThCh$

					Effect on		Effect on		Effect on
				Amount	income	Amount	income	Amount	income
Telefónica España	Foreign	Ultimate Parent Co.	Sales	955,283	955,283	957,298	957,298	1,758,332	1,758,332
			Purchases	(250,110)	(250,110)	(486,592)	(486,592)	(550,303)	(550,303)
Telefónica Internacional Chile S.A.	96.527.390-5	Direct Parent Co.	Purchases	(626,355)	(626,355)	(623,681)	(623,681)	(567,447)	(567,447)
			Sales	-	-	-	-	10,718	10,718
Telefónica Data USA	Foreign	Member of controlling group	Sales	10,289	10,289	37,785	37,785	8,576	8,576
			Purchases	-	-	-	-	(8,488)	(8,488)
Terra Networks Chile S.A.	96.834.230-4	Member of controlling group	Sales	5,722,485	5,722,485	6,559,804	6,559,804	1,735,411	1,735,411
			Purchases	(1,002,931)	(1,002,931)	(746,327)	(746,327)	(11,247,873)	(11,247,873)
Atento Chile S.A	96.895.220-K	Member of controlling group	Sales	1,835,800	1,835,800	1,315,588	1,315,588	1,582,458	1,582,458
			Purchases	(16,905,987)	(16,905,987)	(18,359,992)	(18,359,992)	(23,419,536)	(23,419,536)
Telefónica Argentina	Foreign	Member of controlling group	Sales	1,238,188	1,238,188	1,951,235	1,951,235	2,142,666	2,142,666
			Purchases	(917,004)	(917,004)	(2,025,071)	(2,025,071)	(2,836,132)	(2,836,132)
Telefónica de Sao Paulo	Foreign	Member of controlling group	Sales	175,339	175,339	307,867	307,867	52,498	52,498
			Purchases	(229,371)	(229,371)	(180,171)	(180,171)	(55,953)	(55,953)
Telefónica Guatemala S.A.	Foreign	Member of controlling group	Sales	9,699	9,699	25,244	25,244	17,520	17,520
			Purchases	(41,393)	(41,393)	(57,429)	(57,429)	(86,656)	(86,656)
Telefónica del Perú	Foreign	Member of controlling group	Sales	564,770	564,770	1,104,207	1,104,207	1,484,105	1,484,105
			Purchases	(593,006)	(593,006)	(800,611)	(800,611)	(1,455,048)	(1,455,048)
Telefónica LD Puerto Rico	Foreign	Member of controlling group	Sales	12,849	12,849	11,737	11,737	9,023	9,023
			Purchases	(15,516)	(15,516)	(22,639)	(22,639)	(35,069)	(35,069)
Telefónica El Salvador	Foreign	Member of controlling group	Sales	5,510	5,510	10,090	10,090	7,255	7,255
			Purchases	(31,805)	(31,805)	(45,781)	(45,781)	(76,828)	(76,828)
Telefónica Móviles de Chile S.A.	96.786.140-5	Member of controlling group	Sales	14,594,778	14,594,778	15,182,235	15,182,235	17,623,412	17,623,412
			Purchases	(45,843,047)	(45,843,047)	(45,300,627)	(45,300,627)	(44,712,504)	(44,712,504)
Telefónica Móviles Chile Larga Distancia S.A.	96.672.160-K	Member of controlling group	Sales	1,685,202	1,685,202	676,465	676,465	977,000	977,000
			Purchases	(13,402,211)	(13,402,211)	(8,797,458)	(8,797,458)	(836)	(836)
			Other Non-operating Cost	-	-	-	-	(425)	(425)
Telefónica International Wholesale Services España	Foreign	Member of controlling group	Sales	326,660	326,660	-	-	31,072	31,072
			Purchases	(2,818,789)	(2,818,789)	-	-	(94,994)	(94,994)
Telefónica Móviles Chile Inversiones S.A.	96.672.150-2	Member of controlling group	Sales	852,442	852,442	-	-	76,703	76,703
			Purchases	158,659	158,659	-	-	-	-
Telefónica International Wholesale Services Uruguay	Foreign	Member of controlling group	Sales	-	-	-	-	88	88
			Purchases	(1,426,471)	(1,426,471)	-	-	(1,337,357)	(1,337,357)
Telefónica Gestión de Serv. Compartidos España S.A.	Foreign	Member of controlling group	Sales	12,283	12,283	-	-	539	539
			Purchases	-	-	-	-	(245,584)	(245,584)
			Other Non-operating Income	-	-	147	147	-	-
Telefónica Ingeniería de Seguridad S.A.	59.083.900-0	Member of controlling group	Sales	10,985	10,985	111,974	111,974	9,919	9,919
			Purchases	-	-	(30,153)	(30,153)	(118,709)	(118,709)
Telefónica Moviles Soluciones y Aplicaciones S.A.	96.990.810-7	Member of controlling group	Sales	100,105	100,105	69,928	69,928	224,091	224,091
			Purchases	-	-	-	-	(258)	(258)
Telefónica International Wholesale Services USA	Foreign	Member of controlling group	Purchases	-	-	-	-	(113)	(113)
Terra Networks Inc.	Foreign	Member of controlling group	Sales	-	-	88	88	-	-
Telefónica International Wholesale Services Chile S.A. (formerly Emergia Chile S.A.)	96.910.730-9	Member of controlling group	Sales	1,030,767	1,030,767	1,374,689	1,374,689	1,326,055	1,326,055
			Purchases	(119,421)	(119,421)	(5,509,396)	(5,509,396)	(8,244,974)	(8,244,974)
Telefónica Soluciones de Informática y Comunicaciones de España	Foreign	Member of controlling group	Sales	-	-	24,412	24,412	-	-
Telefónica Investigación y Desarrollo	Foreign	Member of controlling group	Purchases	-	-	-	-	(1,913,242)	(1,913,242)
Telefónica Mobile Solutions Chile S.A.	96.942.730-3	Member of controlling group	Sales	-	-	-	-	1	1
Telefónica Internacional S.A.U.	Foreign	Member of controlling group	Sales	-	-	-	-	163,746	163,746
			Other Non-operating Income	-	-	-	-	43,840	43,840
Telefónica S.A.	Foreign	Member of controlling group	Sales	-	-	-	-	973	973
			Purchases	-	-	-	-	(597,367)	(597,367)
Telefónica Data Corp España	Foreign	Member of controlling group	Sales	-	-	-	-	48,116	48,116
			Other Non-operating Income	-	-	-	-	111,592	111,592

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (continued)
__________

Note 8. Current and deferred income taxes:

a) General information:

For the years ended December 31, 2005, 2006 and 2007, the Parent Company recorded a first category income tax provision based on taxable income of ThCh$ 120,764,452, ThCh$ 152,534,513 and ThCh$ 127,912,163, respectively.

In addition, as of December 31, 2006 and 2007, a provision for first category income tax in subsidiaries was recorded based on the subsidiaries’ respective taxable income of ThCh$ 56,084,314 and ThCh$ 51,560,518, respectively.

As of December 31, 2006 and 2007, accumulated tax losses of subsidiaries amount to ThCh$ 6,813,706 and ThCh$ 11,266,288, respectively. According to Chilean legislation, tax loss carryforwards do not expire.

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

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (continued)
__________

Note 8. taxes , Current and deferred income (continued):

b) Deferred taxes:

As of December 31, 2006 and 2007, the net deferred tax liabilities amounted to ThCh$ 47,657,709 and ThCh$ 41,131,826, respectively and the detail is as follows:

	December 31, 2006				December 31, 2007

	Deferred tax assets		Deferred tax liabilities		Deferred tax assets		Deferred tax liabilities

Description	Short-term	Long-term	Short-term	Long-term	Short-term	Long-term	Short-term	Long-term

	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Temporary differences
Allowance for doubtful accounts	10,825,955	-	-	-	12,311,103	-	-	-
Provision for vacations	786,702	-	-	-	746,301	-	-	-
Benefits for tax losses	-	1,158,330	-	-	-	1,915,269	-	-
Staff severance indemnities	-	-	-	4,190,359	114,141	1,057	-	3,658,696
Leased assets and liabilities	-	22,021	-	226,414	-	37,833	-	78,511
Property, plant and equipment	-	710,165	-	155,340,918	-	616,140	-	137,954,340
Difference in amount of capitalized staff severance	-	402,269	-	414,349	-	223,012	-	124,928
Deferred charge on sale of assets	-	4,406	-	280,136	-	-	-	196,336
Software development	-	-	-	4,244,841	-	-	-	3,416,628
Allowance for obsolescence	-	-	-	-	343,855	-	-	-
Allowance for incentive	244,821	-	-	-	268,128	-	-	-
Collective negotiation bonus	-	-	-	149,053	-	-	-	98,492
Other	3,171,468	1,218,151	65,667	1,095,441	3,476,307	836,338	33,738	732,606

Sub-Total	15,028,946	3,515,342	65,667	165,941,511	17,259,835	3,629,649	33,738	146,260,537
Complementary accounts net of accumulated amortization	-	(927,243)	-	(110,738,006)	-	(794,792)	-	(96,470,770)

Sub-Total	15,028,946	2,588,099	65,667	55,203,505	17,259,835	2,834,857	33,738	49,789,767
Reclassification for presentation purposes	(65,667)	(2,588,099)	(65,667)	(2,588,099)	(33,738)	(2,834,857)	(33,738)	(2,834,857)

Total	14,963,279	-	-	52,615,406	17,226,097	-	-	46,954,910

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (continued)
__________

Note 8. Current and deferred income taxes, (continued):

c) Income tax breakdown:

The current tax expenses recorded by the Company in 2005, 2006 and 2007 result from the following items :

	For the years ended December 31,

	2005	2006	2007

Description	ThCh$	ThCh$	ThCh$

Current tax expense before tax benefits (17%)	26,230,480	35,465,201	30,510,356
Tax on disallowed expenses (Article 21 35%)	67,937	56,368	110,025
Capital gains tax assessed on the proceeds of the sales of subsidiary
Telefónica Móvil and the Company's participation in Publiguías	-	-	-
Tax expense adjustment (previous year)	80,226	(363,002)	356,270

Current income tax subtotal	26,378,643	35,158,567	30,976,651

- Current year deferred tax charge (credit)	(4,686,260)	(18,423,900)	(11,897,714)
- Tax benefits from tax loss carry forwards	-	(20,916)	-
- Effect of amortization of complementary accounts	14,923,937	14,837,908	14,134,785

Deferred tax expense subtotal	10,237,677	(3,606,908)	2,237,071

Total income tax expense	36,616,320	31,551,659	33,213,722

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (continued)
__________

Note 9. Other Current Assets:

The detail of other current assets is as follows:

	As of December 31,

	2006	2007

	ThCh$	ThCh$

Financial instruments with fixed income and resale agreement (Note 10)	4,004,283	-
Deferred union contract bonus (1)	1,514,774	1,341,033
Deferred staff severance indemnities (2)	1,299,897	1,210,332
Derivatives contracts (net of partial liquidations)	678,377	131,288
Deferred issuance costs for foreign financing placements (3)	445,846	370,987
Deferred bond discount (Note 29)	247,484	242,292
Deferred issuance costs for placement of bonds (Note 29)	137,307	135,766
Deferred charges on derivative instruments	-	444,604
Assets physical dispensable	129,896	129,896
Others	101,952	169,264

Total	8,559,816	4,175,462

(1) Between May and September 2006, the Company negotiated a 38-month and 48-month union contract with a number of its employees, granting them, among other benefits, a signing bonus. That bonus was paid between July and December 2006. The total benefit of ThCh$ 4,918,946 (historical), is amortized using the straight-line method over the term of the union agreement.

During July 2005 and July 2007, subsidiary Telefónica Larga Distancia negotiated collective agreements with its employees for 30 and 26 months, respectively.

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

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (continued)
__________

Note 10. Information regarding purchase commitment and sales commitment transactions (agreements):

The detail for the year 2006 is as follows:

	Dates			Original currency	Subscriptionvalue			Instrument Identification	Book Value

Code	Inception	End	Counterparty			Rate	Final Value

									ThCh$
CRV	December 28, 2006	January 04, 2007	HSBC Bank	US$	4,002,508	5.32%	4,050,523	BCP0800708	4,004,283

				Total	4,002,508		4,050,523		4,004,283

Code: CRV = Purchases under agreements to resell.

As of December 31, 2007, the Company did not have any financial instruments with fixed income and resale agreements.

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (continued)
__________

Note 11. Property, plant and equipment:

The detail of property, plant and equipment as of December 31, 2006 and 2007 is as follows:

	2006		2007

	Accumulated	Gross property,	Accumulated	Gross roperty,
Description	depreciation	plant and	depreciation	plant and
		equipment		equipment

	ThCh$	ThCh$	ThCh$	ThCh$
Land	-	29,919,561	-	29,744,443

Building and improvements	381,681,521	843,210,563	405,573,286	852,551,445

Machinery and equipment	2,282,627,205	2,982,147,724	2,406,891,104	3,065,876,269
Central office telephone equipment	1,407,086,547	1,658,729,619	1,482,350,700	1,711,858,038
External plant	648,199,138	1,015,979,173	680,637,077	1,024,267,155
Subscribers’ equipment	188,118,876	267,562,206	204,433,232	288,780,649
General equipment	39,222,644	39,876,726	39,470,095	40,970,427

Other Property, Plant and Equipment	199,214,579	340,137,852	221,232,132	344,140,734
Office furniture and equipment	105,182,050	121,407,730	113,084,714	122,846,214
Projects, work in progress and related materials	-	99,842,042	-	88,276,565
Leased assets (1)	69,539	540,250	78,544	540,250
Assets temporarily out of service	7,522,843	7,522,843	7,200,635	7,200,635
Software (2)	84,322,472	108,097,247	99,413,902	123,688,332
Others	2,117,675	2,727,740	1,454,337	1,588,738

Technical revaluation-Circular 550	11,626,141	10,163,967	11,423,698	10,118,600

Total	2,875,149,446	4,205,579,667	3,045,120,220	4,302,431,491

(1) Leased assets relate to the category of buildings.

(2) The total amount of depreciation charged to income related to Software was ThCh$ 15,275,002, ThCh$ 16,171,963 and ThCh$ 15,057,694 for the years ended December 31, 2005, 2006 and 2007 respectively.

Up to December 31, 2002, work in progress included capitalization of finance costs of related loans according to Technical Bulletin No. 31 of the Chilean Association of Accountants. Therefore gross property, plant and equipment includes interest in the amount of ThCh$ 212,089,721. Accumulated depreciation for this interest amounts to ThCh$ 148,168,158 and ThCh$ 157,050,789 for 2006 and 2007, respectively. The depreciation charge on capitalized financing expenses for the years ended December 31, 2005, 2006 and 2007 amounted to ThCh$ 13,758,966, ThCh$ 11,028,172 and ThCh$ 8,882,628, respectively.

Operating costs include a depreciation charge for the years ended December 31, 2005, 2006 and 2007 of ThCh$ 205,217,670, ThCh$ 214,750,209 and ThCh$ 203,915,388 and administration and selling expenses a depreciation charge of ThCh$ 7,637,602, ThCh$ 4,974,189 and ThCh$ 6,438,227 for 2005, 2006 and 2007, respectively. Assets temporarily out of service are made up mainly of telephone equipment under repair, and incurred depreciation amounting to ThCh$ 2,926,400, ThCh$ 944,875 in 2005 and 2006, respectively, which is classified as “Other non-operating expenses” (Note 26b).

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (continued)
__________

Note 11. Property, plant and equipment, (Continued):

The detail by item of the technical revaluation as of December 31, 2006 and 2007 is as follows:

	Gross			Gross
	property,			property,
	plant and	Net	Accumulated	plant and
	equipment	balance	Depreciation	equipment
Description	2006	2007	2007	2007

	ThCh$	ThCh$	ThCh$	ThCh$
Land	(555,464)	(510,164)	-	(510,164)
Building and improvements	(5,330,407)	(747,706)	(4,471,325)	(5,219,031)
Machinery and equipment	16,049,838	(47,228)	15,895,023	15,847,795

Total	10,163,967	(1,305,098)	11,423,698	10,118,600

Amortization of the technical reappraisal surplus amounted to ThCh$ (25,479), ThCh$ (24,117) and ThCh$ (75,800) for the years ended December 31, 2005, 2006 and 2007, respectively.

Gross property, plant and equipment includes assets that have been fully depreciated in the amount of ThCh$ 1,453,458,129 in 2006 and ThCh$ 1,641,731,055 in 2007, which include ThCh$ 14,114,069 and ThCh$ 14,104,851, respectively, from the reappraisals mentioned in Circular No. 550.

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (continued)
__________

Note 12. Investments in related companies:

Tax payer No.	Company	Country of origin	Currency controlling the investment	Number of shares	Percentage participation		Equity of the companies		Net income (loss) of the companies for the years		Equity in income (loss) of the investment for the years			Investment book value

					2006	2007	2006	2007	2006	2007	2005	2006	2007	2006	2007

					%	%	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Foreign	TBS Celular Participación S.A. (1)	Brazil	Dollar	48,950,000	2.61	2.61	162,404,153	141,684,646	(1,383,767)	553,387	144,254	(36,117)	14,444	4,238,747	3,697,969
96.895.220-K	Atento Chile S.A.	Chile	Pesos	3,209,204	28.84	28.84	15,501,566	15,576,745	7,259,403	6,494,949	1,733,451	2,093,612	1,873,143	4,470,652	4,492,334
96.922.950-1	Empresa de Tarjetas Inteligentes S.A. (2)	Chile	Pesos	-	-	-	-	-	-	-	(35,649)	-	-	-	-

											1,842,056	2,057,495	1,887,587	8,709,399	8,190,303

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

(2) With an Extraordinary Shareholders’ Meeting the dissolution of Empresas de Tarjetas Inteligentes S.A. was agreed upon. In the month of September 2005 the Chilean Internal Revenue Services authorized the termination of operations of this company.

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (continued)
__________

Note 13. Goodwill:

				As of December 31,

			2006		2007

		Year	Amount	Net	Amount	Net
Taxpayer No.	Company	of	amortized	Balance	amortized	Balance
		Origin	for the	of	for the	of
			year	goodwill	year	goodwill

			ThCh$	ThCh$	ThCh$	ThCh$

Foreign	TBS Celular Participación S.A. (3)	2001	204,525	1,828,651	204,525	1,464,820
96.551.670-0	Telefónica Larga Distancia S.A. (formerly Telefónica Mundo S.A.)	1998	1,261,838	14,894,487	1,261,838	13,632,649
78.703.410-1	Telefónica Multimedia Chile S.A. (1) (formerly Tecnonáutica S.A.)	1998	817,680	-	-	-
96.834.320-3	Telefónica Internet Empresas S.A. (2)	1999	103,127	412,507	103,127	309,380

	Total		2,387,170	17,135,645	1,569,490	15,406,849

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

(2) On January 26, 2006, CTC Equipos y Servicios de Telecomunicaciones sold to Telefónica Chile S.A. 16 shares at ThCh$ 132, which corresponded to its participation in Telefónica Internet Empresas S.A. On January 27, 2006 Telefónica Empresas CTC Chile sold to Telefónica Chile S.A. 215,099 shares at ThCh$ 1,468,683 (historical), which corresponded to its participation in this company (see Note 2d Footnote 2).

(3) The goodwill related to TBS Celular Participación S.A. is controlled in US dollars.

Note 14. Intangibles:

The detail of Intangibles is as follows:

	As of December 31,

	2006	2007

	ThCh$	ThCh$
Underwater cable rights (gross)	25,423,077	25,422,433
Accumulated amortization	(4,642,881)	(5,938,128)
Licenses (Software) (gross)	16,555,369	17,252,624
Accumulated amortization	(9,301,880)	(13,864,628)

Total Net Intangibles	28,033,685	22,872,301

The amortization for the years ended December 31, 2005, 2006 and 2007 amounted to ThCh$ 1,655,591, ThCh$ 1,300,493 and ThCh$ 1,295,247 for the underwater cable rights, respectively. The amortization for the years ended December 31, 2005, 2006 and 2007 amounted to ThCh$ 2,787,442, ThCh$ 3,496,071 and ThCh$ 4,562,748 for licenses respectively.

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (continued)
__________

Note 15. Other non-current Assets:

The account detail is as follows:

	As of December 31,

	2006	2007

	ThCh$	ThCh$
Deferred actuarial indemnity difference (1)	8,611,164	7,195,245
Deferred staff severance indemnities (2)	4,520,239	3,821,055
Deferred union contract bonus (see Note 9 Footnote 1)	3,303,886	1,700,445
Bond discount (see Note 29)	1,203,109	956,502
Deferred issuance costs for obtaining external financing (3)	774,389	434,297
Bond issuance expenses (see Note 29)	735,070	584,850
Security deposits	125,450	138,366

Total	19,273,307	14,830,760

(1) With the implementation of new contractual conditions derived from the organizational change in the Company, there have been a series of studies that allowed, with primary effect in 2004, the modification in the calculation basis for staff severance indemnities of the variable for future service life of employees. After concluding these studies in 2005, other changes in estimates were incorporated, such as personnel fluctuation rate, mortality of employees and future salary increases, and includes the rate change mentioned in Note 3 (i) for 2006, all determined on the basis of actuarial calculations, as established in Technical Bulletin No. 8 of the Chilean Association of Accountants.

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

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (continued)
__________

Note 16. Short-term debt with banks and financial institutions:

The breakdown of short-term obligations with banks and financial institutions as of December 31 is as follows:

	Bank or Financial Institution
		US$		UF		TOTAL

Taxp. No.	Current portion of long-term debt	2006	2007	2006	2007	2006	2007

		ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
97.015.000-5	Santander Santiago	-	-	479,333	479,881	479,333	479,881
Foreign	Calyon New York Branch (Syndicated Loan)	181,543	145,202	-	-	181,543	145,202
97.008.000-7	Citibank N.A.	704,342	75,094,002	-	-	704,342	75,094,002
Foreign	BBVA Bancomer (Syndicated Loan)	788,274	606,111	-	-	788,274	606,111

	Total	1,674,159	75,845,315	479,333	479,881	2,153,492	76,325,196

	Average annual interest rate	5.70%	5.23%	3.16%	3.18%	5.20%	4.78%

	As of December 31,

	2006	2007

	%	%

Percentage of short-term debt in foreign currency	77.74%	99.37%
Percentage of short-term debt in local currency	22.26%	0.63%

Total	100.00%	100.00%

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (continued)
__________

Note 17. Long-term obligations with banks and financial institutions:

The breakdown of long-term obligations with banks and financial institutions as of December 31, 2006 and 2007 is as follows:

			Long-term portion as of December 31, 2006				Long-term portion as of December 31, 2007	Average annual Interest
				Years to maturity
	Bank or Financial	Currency		for long-term portion

Taxp. No.	Institution	Index		1 to 2	2 to 3	3 to 5		rate

			ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	%

	Loans In US$
Foreign	Calyon New York Branch And Others (1)	US$	114,357,372	99,378,000	-	-	99,378,000	Libor + 0.35%
Foreign	BBVA Bancomer and Others (3)	US$	85,768,029	-	-	74,533,500	74,533,500	Libor + 0.334%
97.008.000-7	Citibank N.A. (2)	US$	85,768,029	-	-	-	-	Libor + 0.31%

	Subtotal		285,893,430	99,378,000	-	74,533,500	173,911,500	5.23%

	Loans In UF

97.015.000-5	Banco Santander Santiago (4)	UF	70,009,582	-	69,758,556	-	69,758,556	TAB 360 + 0.325%

	Subtotal		70,009,582	-	69,758,556	-	69,758,556	3.18%

	Total		355,903,012	99,378,000	69,758,556	74,533,500	243,670,056	4.78%

	As of December 31.

	2006	2007

	%	%

Percentage of long-term debt in foreign currency	80.33%	71.37%
Percentage of long-term debt in local currency	19.67%	28.63%

Total	100.00%	100.00%

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

(4) In April 2005, the Company renegotiated this loan, extending its maturity date from April 2008 to April 2010 and reducing the interest rate to TAB 360 + 0.45% . In February 2007 the interest rate was changed from 0.45% to 0.325% . The Tasa Activa Bancaria (TAB), published by the Association of banks and financial institutions, was 3.62% as of December 31, 2007.

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (continued)
__________

Note 18. Bonds Payable :

The detail of bonds issued as of December 31, classified as short and long-term is as follows:

		Nominal		Nominal
Registration number		Amount	Readjustment	annual		Frequency		Par value		Location

or identification of		of	unit	interest	Final	Interest		2006	2007	of bond
the instrument	Series	Issue	for bond	rate	maturity	payment	Pay down	ThCh$	ThCh$	placement

				%
Short-term portion of long-term bonds

143.27.06.91	F	71,429	UF	6.000	April 2016	Semi-annual	Semi-annual	1,573,473	1,802,616	Chile
281.20.12.01	L (a)	-	UF	3.750	October 2012	Semi-annual	At maturity	402,427	148,710	Chile

							Total	1,975,900	1,951,326

Long-term bonds

143.27.06.91	F	535,714	UF	6.000	April 2016	Semi-annual	Semi-annual	11,956,630	10,512,134	Chile
281.20.12.01	L (a)	3,000,000	UF	3.750	October 2012	Semi-annual	At maturity	59,079,817	58,867,980	Chile

							Total	71,036,447	69,380,114

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (continued)
__________

Note 18. Bonds Payable, (continued):

a) On March 29, 2006, the Company placed bonds in the local market for a nominal amount of UF 3,000,000 equivalent to US$ 102.1 million (historical) of a series denominated L, which is composed of 6,000 bonds with a value of UF 500 each. These bonds mature in one installment on October 25, 2012. The annual interest rate amounts to UF + 3.75% and interest is paid semi-annually.

Note 19. Trade accounts payable:

The detail of other trade accounts payable is as follows:

	As of December 31,

	2006	2007

	ThCh$	ThCh$
Suppliers
Domestic	93,427,928	145,642,867
Foreign	25,128,964	10,893,596
Provision for work in progress	5,587,024	5,893,940

Total	124,143,916	162,430,403

Note 20. Other payables:

The detail of other payables is as follows:

	As of December 31,

	2006	2007

	ThCh$	ThCh$

Carrier service	6,842,935	438,512
Billing on behalf of third parties	6,629,375	3,998,816
Accrued supports	1,351,411	698,614
Foreing exchange contracts	91,057	23,464,760
Others	42,785	53,837

Total	14,957,563	28,654,539

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (continued)
__________

Note 21. Accruals:

The detail of accruals shown in liabilities is as follows:

	As of December 31,

	2006	2007

	ThCh$	ThCh$
Current
Staff severance indemnities	497,031	2,157,872
Vacation	4,626,284	4,389,997
Other employee benefits (1)	378,508	1,197,904
Incentive provision	5,094,213	5,837,336
Employee benefits advances	(1,594,093)	(2,951,384)

	9,001,943	10,631,725
Long-term
Staff severance indemnities	38,154,374	35,348,623

Total	47,156,317	45,980,348

(1) Includes provisions as per current union agreement.

Note 22. Staff severance indemnities:

The detail of the charge to income for staff severance indemnities is as follows:

	2005	2006	2007

	ThCh$	ThCh$	ThCh$
Operating costs	3,561,089	2,989,718	3,050,167
Administration and selling expenses	1,242,278	1,197,562	1,280,137
Other non-operating expenses	1,445,478	10,171,582	3,500,850

Total	6,248,845	14,358,862	7,831,154

Payments and other changes for the years (1)	1,865,885	(187,857)	(1,518,222)

(1) For the years ending December 31, 2005, 2006 and 2007, this amount includes increases of ThCh$ 4,001,001, ThCh$ 6,527,982 and ThCh$ 4,330,304 in the provision due to changes in actuarial estimations (see Note 3) and total payments of ThCh$ 2,135,116, ThCh$ 6,340,125 and ThCh$ 2,812,082 respectively.

Note 23. Other accounts payable:

Other accounts payable contain the obligations related to the foreign currency forward contracts and the cross currency interest rate swaps.

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (continued)
__________

Note 24. Minority interest:

Minority interest recognizes the portion of equity and net income of subsidiaries owned by third parties. The breakdown for the years ended December 31, 2005, 2006 and 2007, respectively, is as follows:

	Percentage
	Minority			Participation		Participation
Subsidiaries	Interest			in equity		in net income (loss)

	2005	2006	2007	2006	2007	2005	2006	2007

	%	%	%	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Instituto Telefónica Chile S.A. (formerly Telepeajes de Chile S.A.)	20.00	-	-	-	-	(7,213)	(50,721)	-
Telefónica Larga Distancia S.A. (formerly Telefónica Mundo S.A.)	0.84	0.69	0.13	1,131,952	227,956	9,218	112,645	25,964
Fundación Telefónica	50.00	50.00	50.00	189,361	53,067	30,988	(106,622)	(136,294)
Telefónica Gestión de Servicios Compartidos Chile S.A.	-	0.001	0.001	15	16	-	(1)	1
CTC Equipos y Servicios S.A.	0.0001	-	-	-	-	5	-	-

Total				1, 321,328	281,039	32,998	(44,699)	(110,329)

Note 25. Shareholders’ Equity

(a) Paid-in capital:

Number of shares:

	No. of subscribed	No. of paid	No. of shares with
Series	shares	shares	voting right

A	873,995,447	873,995,447	873,995,447
B	83,161,638	83,161,638	83,161,638

	957,157,085	957,157,085	957,157,085

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

Paid-in capital:

	Subscribed	Paid-in
Series	Capital	Capital

	ThCh$	ThCh$

A	826,128,516	826,128,516
B	78,607,046	78,607,046

	904,735,562	904,735,562

On April 20, 2006, the Extraordinary Shareholders’ Meeting approved the modification of the Company’s bylaws to decrease capital by ThCh$ 40,200,514 (historical), in order to distribute additional cash to the shareholders in 2006. Capital distribution No. 1 was equivalent to Ch$ 42 per share and Ch$ 168 per ADR.

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (continued)
__________

Note 25. Shareholders’ Equity, (continued):

(b) Shareholder stratification:

As indicated in Circular No. 792 of the Chilean Superintendency of Securities and Insurance, the stratification of shareholders by percentage of ownership in the Company as of December 31, 2007 is as follows:

	Percentage of	Number of
Type of shareholder	total holdings	shareholders

	%
10% holding or more	60.87	2
Less than 10% holding:
Investment equal to or exceeding UF 200	38.39	1,381
Investment under UF 200	0.74	10,706

Total	100.00	12,089

Telefónica Internacional Chile	44.90	1

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

ii) Dividend distributed in the year:

On April 14, 2005, at the Extraordinary Shareholders’ Meeting, the payment of a final dividend (No. 168) of Ch$ 58.84591 per share on net income for 2004 equivalent to ThCh$ 56,324,775 (historical) was approved. Likewise, the payment of a provisional dividend (No. 169) of Ch$ 50.99095 pesos per share was approved, with a charge to retained earnings as of December 2004 equivalent to ThCh$ 48,806,351 (historical). Both dividends were paid on May 30, 2005.

On October 27, 2005, the Board approved payment of an interim dividend (No. 170) of Ch$ 11.00 per share, on 2005 net income, equivalent to ThCh$ 10,528,728 (historical).

On April 20, 2006, at the Extraordinary Shareholders’ Meeting, the payment of a final dividend (No. 171) of Ch$ 15.31 per share with a charge to net income for 2005 of ThCh$ 14,654,592 (historical) was approved. The dividend was paid on June 22, 2006.

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (continued)
__________

Note 25. Shareholders’ Equity, (continued):

On October 26, 2006, the Board of Directors approved payment of interim dividend No. 172, in the amount of ThCh$ 10,528,728 (historical), equivalent to Ch$ 11 per share.

On April 13, 2007, the Ordinary Shareholders’ Meeting approved payment of final dividend No, 173, in the amount of ThCh$ 12,866,433 (historical), equivalent to Ch$13.44234 per share, with a charge to 2006 net income, The dividend was paid on May 15, 2007.

Additionally, the Extraordinary Shareholders’ Meeting held on April 13, 2007, approved modification of the Company bylaws in order to decrease capital by ThCh$48,815,012 (historical), in order to distribute additional cash to the shareholders in, 2007. The capital distribution was equivalent to Ch$51 per share.

On October 24, 2007, the Board of Directors agreed to pay interim dividend No, 174 of Ch$6 per share, equivalent to ThCh$ 5,742,943 (historical), with a charge to net income generated by the Company as of September 30, 2007.

(d) Other reserves:

Other reserves include a reserve for own shares held by Telefónica Larga Distancia S.A. (formerly Telefónica Mundo S.A.) acquired from dissident minority interest shareholders, and the net effect of the adjustment for conversion differences as established in Technical Bulletin No. 64 of the Chilean Association of Accountants, the detail of which is as follows:

	Amount

Company	Balance as of December 31, 2006	Price-level restatement	Net movement	Balance as of December 31, 2007

	ThCh$	ThCh$	ThCh$	ThCh$
Telefónica Larga Distancia S.A.
(formerly Telefónica Mundo S.A.)	(682,346)	-	682,346	-
TBS Participación S.A.	(2,318,165)	(171,545)	(762,270)	(3,251,980)

Total	(3,000,511)	(171,545)	(79,924)	(3,251,980)

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (continued)
__________

Note 26. Other Non-Operating Income and Expenses:

(a) Other non-operating income:

The detail of other non-operating income is as follows:

	For the years ended December 31,

	2005	2006	2007

	ThCh$	ThCh$	ThCh$

Gain on sale of used equipment	2,100,763	651,041	2,194,015
Administrative services	140,181	478,691	1,623,944
Real estate rental	297,166	375,260	190,299
Penalties on suppliers and indemnities	34,973	135,178	714,513
Gain on sale of Intelsat shares	694,757	-	-
Others	137,635	96,345	264,786

Total	3,405,475	1,736,515	4,987,557

(b) Other non-operating expenses:

The detail of other non-operating expenses is as follows:

	For the years ended December 31,

	2005	2006	2007

	ThCh$	ThCh$	ThCh$

Restructuring costs (1)	2,223,814	10,234,114	3,522,374
Lawsuit indemnities and other provisions	1,277,426	3,071,523	8,611,003
Provision for obsolete assets	3,099,077	2,721,516	3,497,660
Depreciation and retirement of out of service property, plant and equipment (2)	4,802,348	1,628,276	2,417,593
Provision for decrease in market value	182,478	28,153	-
Non-recoverable tax	1,605,973	238,629	753,267
Donations	447,155	-	-
Others	701,326	192,807	535,227

Total	14,339,597	18,115,018	19,337,124

(1) Corresponds mainly to payments made to employees on the basis of the Early Retirement Plans.
(2) As of December 2005, 2006 and 2007, this item is mainly composed of impairment charges of telephone equipment maintained in stock for replacement of lines in service.

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (continued)
__________

Note 27. Price-level restatement:

The detail of price-level restatement is as follows:

		For the years ended December 31,

Assets (Charges) Credits	Indexation	2005	2006	2007

		ThCh$	ThCh$	ThCh$
Inventories	CPI	195,302	27,517	122,926
Prepaid expenses	CPI	5,654	(1,348)	76,224
Prepaid expenses	UF	(15,051)	23,888	-
Other current assets	CPI	58,704	126,749	103,751
Other current assets	UF	155,921	84,799	2,642,758
Short and long-term deferred taxes	CPI	4,850,014	2,563,783	7,566,105
Property, plant and equipment	CPI	55,101,387	29,905,187	93,245,438
Investments in related companies	CPI	231,005	142,347	377,614
Goodwill	CPI	763,413	399,081	1,228,409
Long-term debtors	CPI	(2,050,744)	(353,059)	-
Long-term debtors	UF	326,607	155,222	2,079
Other long-term assets	CPI	1,840,474	847,689	2,463,079
Other long-term assets	UF	13,016	(111,249)	62,296
Expense accounts	CPI	11,924,884	4,842,492	22,988,597

Total Credits		73,400,586	38,653,098	130,879,276

Liabilities and Shareholders’ Equity		For the years ended December 31,

(Charges) Credits	Indexation	2005	2006	2007

		ThCh$	ThCh$	ThCh$
Short-term obligations	UF	(7,373,487)	(160,508)	(511,182)
Long-term obligations	CPI	(20,103)	(28,899)	-
Long-term obligations	UF	(9,923,832)	(10,730,595)	(31,681,683)
Shareholders’ equity	CPI	(34,705,471)	(19,784,201)	(62,420,904)
Revenue accounts	CPI	(19,245,086)	(7,410,898)	(34,511,798)

Total Charges		(71,267,979)	(38,115,101)	(129,125,567)

Gain (Loss) from price-level restatement, net		2,132,607	537,997	1,753,709

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (continued)
__________

Note 28. Foreign currency translation:

The detail of foreign exchange gain (loss) is as follows:

		For the years ended December 31,

Assets (Charges) Credits	Currency	2005	2006	2007

		ThCh$	ThCh$	ThCh$

Current assets	US$	5,681,542	3,968,236	(294,615)
Current assets	EURO	(10,746)	2,251	(27,130)
Current assets	REAL	(34,650)	152,577	167,147
Long-term receivables	US$	6,452,561	1,516,364	609,700
Other long-term assets	US$	6,370	(913)	-

Total Credits		12,095,077	5,638,515	455,102

Liabilities (Charges) Credits	Currency	2005	2006	2007

		ThCh$	ThCh$	ThCh$

Short-term obligations	US$	(1,599,192)	(2,174,316)	547,803
Short-term obligations	EURO	5,823	(56,121)	19,210
Short-term obligations	REAL	23,574	88,100	(1,028)
Short-term obligations	JPY	-	-	(209)
Long-term obligations	US$	(9,476,919)	(3,319,087)	(1,381,311)

Total Charges		(11,046,714)	(5,461,424)	(815,535)

Foreign exchange gain (loss), net		1,048,363	177,091	(360,433)

Note 29. Issuance and placement of shares and debt expense:

The detail of this item as of December 31 is as follows:

	Short-term		Long-term

	2006	2007	2006	2007

	ThCh$	ThCh$	ThCh$	ThCh$
Bond issuance expenses	137,307	135,766	735,070	584,850
Discount on debt	247,484	242,292	1,203,109	956,502

Total	384,791	378,058	1,938,179	1,541,352

The corresponding items are classified as “Other Current Assets” and “Other Long-term Assets”, as applicable and are amortized over the term of the respective obligations, as described in Note 18 “Commercial Paper and Bonds”.

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (continued)
__________

Note 30. Derivative contracts:

Type of Derivative	Type of contract	Contract value	Maturity or Expiration	Specific item	Purchase / Sale position	Hedged item or transaction	Amount	Value of hedged item ThCh$	Affected accounts
									Asset/Liability		Effect on income
									Name	Amount ThCh$	Realized	Unrealized ThCh$

S	CCPE	150,000,000	III Quarter 2008	Exchange rate	P	Oblig. in US$	150,000,000	74,533,500	asset	74,743,943	(10,288,340)	-
									liabilities	(97,167,238)
S	CCPE	100,000,000	II Quarter 2009	Exchange rate	P	Oblig. in US$	100,000,000	49,689,000	asset	49,669,022	(6,456,141)	-
									liabilities	(64,615,995)
S	CCPE	120,000,000	II Quarter 2011	Exchange rate	P	Oblig. in US$	120,000,000	59,626,800	asset	59,653,568	(9,382,483)	-
									liabilities	(73,377,129)

S	CCTE	100,000,000	IV Quarter 2009	Exchange rate	P	Oblig. in US$	100,000,000	49,689,000	asset	49,639,748	(4,259,237)	(201,837)
									liabilities	(63,718,533)
S	CCTE	30,000,000	II Quarter 2011	Exchange rate	P	Oblig. in US$	30,000,000	14,906,700	asset	14,832,944	(5,917,546)	(242,767)
									liabilities	(17,722,570)

FR	CI	13,331,151	I Quarter 2008	Exchange rate	P	-	-	-	asset	6,624,114	(7,856)	-
									liabilities	(6,731,323)
FR	CI	641,546	I Quarter 2008	Exchange rate	P	-	-	-	asset	179,838	33,227	-
									liabilities	(146,612)

												-
												-
Exchange forward contracts expensed during the year ( net )											1,352,024

										Total	(34,926,352)	(444,604)

Types of derivatives:	Type of Contract:

FR: Forward	CCPE: Hedge contract for existing transactions
S : Swap	CCTE: Hedge contract for expected transactions
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

a.- Compañía de Telecomunicaciones de Chile S.A.: ThCh$ 1,929,207 (historical).
b.- Telefónica Larga Distancia S.A. (formerly Telefónica Mundo S.A.): ThCh$ 2,865,209 (historical).

The process is currently at the final judgment stage.

b) Lawsuits:

(i) Voissnet Accusation:

On March 14, 2005, Telefónica Chile S.A. responded to a claim made by Voissnet filed before the Antitrust Commission (“Tribunal de Defensa de la Libre Competencia”), hereafter TDLC, based on alleged anti-competitive practices with respect to the development and growth of Internet technology, mainly of broadband telephony, and access to broadband, since Telefónica S.A. prohibits carrying voice using the Company’s Internet broadband access. Voissnet wants the TDLC to compel Telefónica Chile S.A. to allow third parties to provide IP Telephony through the ADSL Internet owned by Telefónica Chile S.A.

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

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (continued)
__________

Note 31. Contingencies and commitments, (continued):

On July 4, 2007, the Supreme Court dictated sentence on the complaint filed by Telefónica Chile S.A. against the ruling of the Antitrust Commission, which partially accepted the complaint filed by Voissnet and the requirement of the National Economic Attorney General’s Office, and reduced the fine from 1,500 UTA to 556 UTA, corresponding to ThCh$ 214,878, also eliminating clauses 72 to 81 of the TDLC’s ruling, which would allow Voissnet to act without a concession, and leaving in force the clauses that declare that broadband is a non-regulated service that does not require concession.

(ii) New Voissnet complaint:

On July 12, 2007, Voissnet filed a complaint before the Antitrust Commission (TDLC) against Telefónica Chile for alleged cross subsidy in the joint commercialization of its broadband and fixed telephony services, taking advantage of its dominant position in those markets, The complaint was notified on August 20, 2007.

Telefónica Chile requested that the complaint be rejected, since the packaged voice and broadband offers are due to a competitive dynamic, and it has not incurred in practices that attempt against free competition.

Currently, the Court must dictate a resolution setting the basic facts, on which evidence must be presented by the counterparties.

(iii) Complaint filed by VTR Telefónica S.A.:

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

There are two other cases related to the previous judicial process, The first filed by VTR in 2002 before Subtel for alleged non-payment of invoices for access charges set by D,S, 26, to obligate Telefónica Chile to pay those invoices and impose the fines foreseen in the General Telecommunications Law, That case has been suspended by order of the Minster at that time, until there is a sentence in the judicial proceeding filed by VTR in 2000, The other case was filed by Telefónica Chile on June 6, for VTR’s non payment of access charges according to the contract signed between the parties and it has been suspended until there is a sentence in the first of the mentioned lawsuits.

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

(iv) Manquehue Net

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

(v) Chilectra and CGE:

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

(vi) Protection Motion:

On June 28, 2006, television channels UCTV and TVN filed a petition for protection against Telefónica Chile S.A., requesting suspension of the inclusion of such signals in the Digital Television Plan. On June 30th, the Court of Appeals declared the petition inadmissible. The decision was confirmed on July 4, 2006, when the motion to set aside was rejected.

The complaint filed before the Supreme Court by the television channels against the ministers members of the Court, was declared inadmissible on July 13, 2006, which put an end to the intentions of the channels.

(vii) Labor lawsuits:

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

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (continued)
__________

Note 31. Contingencies and commitments, (continued):

(viii) Other lawsuits:

During the last quarter of 2007, resolutions dictated by the Ministry of Transport and Telecommunications were notified, in which fines were applied due to non-compliance with the previous resolutions, which altogether amount to UTM 33,700. Telefónica Chile has filed appeals against those resolutions, which are currently in process and pending sentence, It should be noted that the resolutions consider daily fines, which as of December 31, 2007 are estimated to amount to close to UTM 1,200.

Management and its internal and external legal counsel periodically monitor the evolution of the lawsuits and contingencies affecting the Company during the normal course of its operations, analyzing in each case the possible effects on the financial statements, Based on this analysis and the information available to date, management and its legal counsel believe that it is unlikely that the Company’s income and equity will be significantly affected by loss contingencies that could eventually represent significant liabilities in addition to those already recorded in the financial statements.

(c) Financial restrictions

In order to develop its investment plans, the Company has obtained financing both in the domestic market and abroad (Notes 16, 17and 18), which establish among other things: clauses on the Company’s maximum debt. The maximum debt to equity ratio for these is 1.60.

Non-compliance with these clauses implies that all the obligations assumed in these financing contracts would be considered due and payable.

As of December 31, 2007, the Company complies with all financial restrictions.

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (continued)
__________

Note 31. Contingencies and commitments, (continued):

d) Guarantee Deposits:

The detail of guarantee deposits is a follow:

Creditor of the Guarantee	Debtor		Type of the Guarantee	In force Tickets ThCh$	Liberation of Guarantee
	Company Name	Relation			2008 ThCh$	2009 ThCh$	2010 ThCh$
Subsecretaría de Transporte	T.G. Serv. Compartidos	Subsidiary	Deposit	112,830	112,830	-	-
Subsecretaría de Transporte	T.G. Serv. Compartidos	Subsidiary	Deposit	112,830	112,830	-	-
Subsecretaría de Transporte	T.G. Serv. Compartidos	Subsidiary	Deposit	112,830	112,830	-	-
Subsecretaría de Transporte	T.G. Serv. Compartidos	Subsidiary	Deposit	112,830	112,830	-	-
Subsecretaría de Pesca	Telefónica Larga Distancia	Subsidiary	Deposit	400	400	-	-
Secretaría de Desarrollo Regional	Telefónica Larga Distancia	Subsidiary	Deposit	1,000	1,000	-	-
Cámara de Diputados de Chile	Telefónica Larga Distancia	Subsidiary	Deposit	15,000	15,000	-	-
Cámara de Diputados de Chile	Telefónica Larga Distancia	Subsidiary	Deposit	2,000	2,000	-	-
Servicio Nacional de Pesca	Telefónica Larga Distancia	Subsidiary	Deposit	500	500	-	-
Consejo de Defensa del Estado	Telefónica Larga Distancia	Subsidiary	Deposit	700	700	-	-
Consejo de Defensa del Estado	Telefónica Larga Distancia	Subsidiary	Deposit	700	700	-	-
Dir.Nac. de Log. de Carabineros de Chile	Telef. Empresas Chile S.A.	Subsidiary	Deposit	409,829	409,829	-	-
Serv.de Registro Civil e Identif.	Telef. Empresas Chile S.A.	Subsidiary	Deposit	293,359	293,359	-	-
Estado Mayor de Defensa Nacional	Telef. Empresas Chile S.A.	Subsidiary	Deposit	156,244	156,244	-	-
Fuerza Aérea de Chile -Comando Log.	Telef. Empresas Chile S.A.	Subsidiary	Deposit	119,394	119,394	-	-
Estado Mayor de Defensa Nacional	Telef. Empresas Chile S.A.	Subsidiary	Deposit	118,948	118,948	-	-
Instituto de Desarrollo Agropecuario	Telef. Empresas Chile S.A.	Subsidiary	Deposit	108,867	-	-	108,867
Inst.de Normalización Previsional	Telef. Empresas Chile S.A.	Subsidiary	Deposit	98,231	-	98,231	-
Min. Público Fiscalía Nacional	Telef. Empresas Chile S.A.	Subsidiary	Deposit	98,113	98,113	-	-
Dir. Gral de Gendarmería de Chile	Telef. Empresas Chile S.A.	Subsidiary	Deposit	88,577	-	-	88,577
Serv. De Salud Metropolitano Occidente	Telef. Empresas Chile S.A.	Subsidiary	Deposit	60,000	60,000	-	-
Corp. Administ.del Poder Judicial	Telef. Empresas Chile S.A.	Subsidiary	Deposit	55,672	-	-	55,672
Cía. Minera Barrick Chile	Telef. Empresas Chile S.A.	Subsidiary	Deposit	44,807	44,807	-	-
Corp. Administ.del Poder Judicial	Telef. Empresas Chile S.A.	Subsidiary	Deposit	43,315	-	43,315	-
Servicio Agrícola y Ganadero	Telef. Empresas Chile S.A.	Subsidiary	Deposit	44,973	44,973	-	-
I. Municipalidad de la Florida	Telef. Empresas Chile S.A.	Subsidiary	Deposit	33,005	-	33,005	-
Serv. Nacional de Aduana	Telef. Empresas Chile S.A.	Subsidiary	Deposit	32,505	-	32,505	-
Banco del Desarrollo	Telef. Empresas Chile S.A.	Subsidiary	Deposit	31,462	-	-	31,462
Corp. Administ.del Poder Judicial	Telef. Empresas Chile S.A.	Subsidiary	Deposit	30,000	30,000	-	-
Constructora San Francisco	Telefónica Chile S.A.	Parent Company	Deposit	992,321	992,321	-	-
Subsecretaría de Telecomunicaciones	Telefónica Chile S.A.	Parent Company	Deposit	834,161	713,149	121,012	-
Serviu Región Metropolitana	Telefónica Chile S.A.	Parent Company	Deposit	83,580	73,437	10,143	-
Terminal Aéreo Santiago S.A.	Telefónica Chile S.A.	Parent Company	Deposit	29,434	-	29,434	-
Dir. Regional de Vialidad VII Región	Telefónica Chile S.A.	Parent Company	Deposit	34,964	34,964	-	-
Emp. de Transp. de Pasajeros Metro S.A.	Telefónica Chile S.A.	Parent Company	Deposit	13,953	589	13,364	-
Other Guarantees	Telef. Empresas Chile S.A.	Subsidiary	Deposit	756,497	756,497	-	-
Others Guarantee	Telefónica Chile S.A.	Parent Company	Deposit	229,379	205,181	23,398	800
Total				5,313,210	4,623,425	404,407	285,378

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (continued)
__________

Note 32. Third party guarantees:

The Company has not received any guarantees from third parties.

Note 33. Local and Foreign Currency:

A summary of the assets in local and foreign currency is as follows:

			As of December 31,

Description		Currency	2006	2007

			ThCh$	ThCh$
Total current assets:
Cash		Non-indexed Ch$	6,683,303	5,074,572
		US$	4,089,307	217,435
		Euros	47,894	61,152
Time deposits		Indexed Ch$	326,122	5,828,287
		Non-indexed Ch$	26,231,820	69,297,338
		US$	3,024,008	483,424
Marketable securities		Indexed Ch$	2,092,494	5,362,558
		US$	15,374,615	-
Notes and accounts receivable	(1)	Indexed Ch$	42,415	37,971
		Non-indexed Ch$	200,235,375	191,452,390
		US$	1,904,472	999,641
		Euros	139,463	22,421
Due from related companies		Non-indexed Ch$	13,957,143	9,441,242
		US$	4,753,507	10,340,193
Other current assets	(2)	Indexed Ch$	9,170,000	8,470,818
		Non-indexed Ch$	22,736,244	44,874,560
		US$	4,625,248	579,910
		Reales	14,091	33,225

			315,447,521	352,577,137
Total property, plant and equipment :
Property, plant and equipment and accumulated depreciation		Indexed Ch$	1,330,430,221	1,257,311,271

			1,330,430,221	1,257,311,271
Total other long-term assets
Investment in related companies		Indexed Ch$	8,709,399	8,190,303
Investment in other companies		Indexed Ch$	4,488	4,488
Goodwill		Indexed Ch$	17,135,645	15,406,849
Other long-term assets	(3)	Indexed Ch$	37,245,024	31,049,076
		Non-indexed Ch$	24,617,132	20,376,617
		US$	58,836	-

			87,770,524	75,027,333

Total assets			1,733,648,266	1,684,915,741

		Indexed Ch$	1,405,155,808	1,331,661,621
		Non-indexed Ch$	294,461,017	340,516,719
		US$	33,829,993	12,620,603
		Euros	187,357	83,573
		Reales	14,091	33,225

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
(3) Includes the following balance sheet accounts: Long term Receivables, Intangibles, Accumulated Amortization and Others.

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (continued)
__________

Note 33. Local and Foreign Currency, (continued):

A summary of the current liabilities in local and foreign currency is as follows:

			Up to 90 days				90 days to 1 year

			As of December 31,				As of December 31,

Description		Currency	2006		2007		2006		2007

				Average		Average		Average		Average
				annual		annual		annual		annual
			Amount	interest	Amount	interest	Amount	interest	Amount	interest

			ThCh$	%	ThCh$	%	ThCh$	%	ThCh$	%

Short-term portion of obligations with banks and financial institutions		Indexed Ch$	479,332	3.16	479,881	3.18	-	-	-	-
		US$	1,674,160	5.70	75,845,315	5.23	-	-	-	-
Bonds payable		Indexed Ch$	1,975,900	5.54	-	-	-	-	1,951,326	5,83
Long-term obligations maturing within a year		Indexed Ch$	3,146	8.10	4,211	8.10	9,443	8.10	13,347	8.10
Due to related parties		Indexed Ch$	-	-	677,779	-	-	-	-	-
		Non-indexed Ch$	32,759,229	-	26,417,172	-	-	-	-	-
		US$	2,690,461	-	6,353,689	-	-	-	-	-
Other short-term liabilities	(4)	Indexed Ch$	596,470	-	5,543,100	-	-	-	22,833,622	-
		Non-indexed Ch$	128,086,547	-	162,258,233	-	25,941,450	-	18,431,145	-
		US$	18,207,267	-	12,420,587	-	-	-	-	-
		Euros	408,918	-	201,200	-	-	-	-	-
		Yen	-	-	803	-	-	-	-	-
		Reales	843	-	366,458	-	-	-	-	-

Total Current Liabilities			186,882,273		290,568,428		25,950,893		43,229,440

Subtotal by currency		Indexed Ch$	3,054,848		6,704,971		9,443		24,798,295
		Non-indexed Ch$	160,845,776		188,675,405		25,941,450		18,431,145
		US$	22,571,888		94,619,591		-		-
		Euros	408,918		201,200		-		-
		Yen	-		803		-		-
		Reales	843		366,458		-		-

(4) Includes the following balance sheet accounts: Dividends payable, Trade accounts payable, Other payables, Accruals, Withholdings and Unearned income.

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (continued)
__________

Note 33. Local and Foreign Currency, (continued):

A summary of the long-term liabilities in local and foreign currency is as follows:

			1 to 3 years		3 to 5 years		5 to 10 years		over 10 years

			2006		2006		2006		2006

Description		Currency		Average		Average		Average		Average

				annual		annual		annual		annual
				interest		interest		interest		interest
			Amount	rate	Amount	rate	Amount	rate	Amount	rate

			ThCh$	%	ThCh$	%	ThCh$	%	ThCh$	%
Long-Term Liabilities

Obligation with banks and financial institutions		Indexed Ch$	-	-	85,768,029	5.70	-	-	-	-
		US$	200,125,401	5.70	70,009,582	3.16	-	-	-	-
Bonds payable		Indexed Ch$	-	-	59,079,816	3.75	11,956,631	6.00	-	-
Other long-term liabilities	(5)	Indexed Ch$	30,293,525	-	4,618,524	-	4,170,779	-	72,095,192	-
		Non-indexed Ch$	470,105	-	485,621	-	4,924,742	-	8,078,645	-

Total Long-Term Liabilities			230,889,031	-	219,961,572	-	21,052,152	-	80,173,837	-

Subtotal by currency		Indexed Ch$	30,293,525	-	149,466,369	-	16,127,410	-	72,095,192	-
		Non-indexed Ch$	470,105	-	485,621	-	4,924,742	-	8,078,645	-
		US$	200,125,401	-	70,009,582	-	-	-	-	-

			1 to 3 years		3 to 5 years		5 to 10 years		over 10 years

			2007		2007		2007		2007

Description		Currency		Average		Average		Average		Average

				annual		annual		annual		annual
				interest		interest		interest		interest
			Amount	rate	Amount	rate	Amount	rate	Amount	rate

			ThCh$	%	ThCh$	%	ThCh$	%	ThCh$	%
Long-Term Liabilities

Obligation with banks and financial institutions		Indexed Ch$	69,758,556	3.18	-	-	-	-	-	-
		US$	99,378,000	5.26	74,533,500	5.23	-	-	-	-
Bonds payable		Indexed Ch$	2,522,912	6.00	2,522,912	6.00	64,334,290	4.11	-	-
Other long-term liabilities	(5)	Indexed Ch$	29,952,036	-	1,485,916	-	11,484,187	-	64,242,496	-
		Non-indexed Ch$	15,935,518	-	429,517	-	773,660	-	6,949,736	-

Total Long-Term Liabilities			217,547,022	-	78,971,845	-	76,592,137	-	71,192,232	-

Subtotal by currency		Indexed Ch$	102,233,504	-	4,008,828	-	75,818,477	-	64,242,496	-
		Non-indexed Ch$	15,935,518	-	429,517	-	773,660	-	6,949,736	-
		US$	99,378,000	-	74,533,500	-	-	-	-	-

(5) Includes the following balance sheet accounts: Other accounts payable, Accruals, Deferred long-term taxes, Other long-term liabilities.

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (continued)
__________

Note 34. Sanctions:

Neither the Company, nor its Directors and Managers have been sanctioned by the Superintendency of Securities and Insurance or any other administrative authority during 2007, 2006 or 2005.

Note 35. Subsequent events:

On January 30, 2008 the Board of Directors agreed to call an Ordinary Shareholders’ Meeting for April 14, 2008 in order to approve, among other matters, payment of a final dividend (No. 175) in the amount of Ch$ 5.276058 per share equivalent to ThCh$ 5,050,016, with a charge to 2007 net income. With the distribution of this dividend plus interim dividend No. 174, distributed in November 2007 in the amount of ThCh$ 5,806,115, the Company’s dividend distribution policy, which requires distribution of 100% of net income for the year is fulfilled. On April 14, 2008, the Ordinary Shareholders’ Meeting agreed to the proposed dividend.

Also on April 14, 2008 an Extraordinary Shareholders’ Meeting decided upon th following:
i) Capital decrease in the amount of Ch$39,243,440 (Ch$41 per share).
ii) Modification of the Company’s bylaws regarding the change in paid-in capital.

Management is unaware of any other significant subsequent events that have occurred in the period from January 1, 2008 to the date of issuance of the financial statements that may affect the Company’s financial position or the interpretation of the consolidated financial statements.

Note 36. Environment:

In the opinion of Management and their in-house legal counsel and because the nature of the Company’s operations do not directly or indirectly affect the environment, as of the closing date of the financial statements, no resources have been set aside nor have any payments been made for non-compliance with municipal ordinances or to other supervising organizations.

The Company reviewed its real property lease agreements with private parties and government agencies involving locations where certain Company assets are installed, such as digital exchanges, radio stations, antennas and other equipment, regarding potential obligations upon termination or expiration of the lease agreements considering the duration of the agreements and the terms for renewal. There are no significant obligations identified based on these contracts because:

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

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (continued)
__________

Note 37. Differences Between Chilean and United States Generally Accepted Accounting Principles

The Company prepared its consolidated balance sheets as of December 31, 2006 and 2007, respectively, and its consolidated statements of income, shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2007, included in its 20-F filing for the year ended December 31, 2007, in conformity with accounting principles generally accepted in Chile (“Chilean GAAP”) with a reconciliation to net income for each of the three years in the period ended December 31, 2007, and a reconciliation to shareholders' equity as of December 31, 2006 and 2007, respectively, derived from applying accounting principles generally accepted in the United States of America (“US GAAP”). This presentation is in accordance with Item 18 of Form 20-F.

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

In the opinion of the Company and under the exemption allowed for Technical Bulletin 64 by the AICPA International Task Force, the Chilean GAAP procedures described above are part of the comprehensive basis of preparation of price-level adjusted financial statements required by Chilean GAAP. Inclusion of inflation and translation effects in the financial statements is permitted for Form 20-F and considered appropriate under the inflationary conditions that have historically affected the Chilean economy and. accordingly, are not eliminated in the reconciliation to US GAAP.

a) Technical revaluation of Property, Plant and Equipment

As mentioned in Note 2(k) to the Chilean GAAP financial statements, in accordance with standards issued by the SVS in 1986, the property, plant and equipment of the Company subject to such regulation are allowed to be revalued pursuant to a technical appraisal. The difference between the book value prior to revaluation and the revalued amount is included in equity as a surplus on account of such technical appraisal, and is subject to Chilean inflation adjustment and

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (continued)
__________

depreciation. Under US GAAP, such revaluations are not permitted. The effects of the reversal of this revaluation net of the accumulated depreciation, as well as of the related depreciation expense for the years are shown under paragraph (o) below.

b) Investments in Debt and Equity Securities

Under Chilean GAAP, investments in securities are accounted for at the lower of cost or market value. Under US GAAP, securities are classified as trading, held-to-maturity or available-for-sale. Those securities classified as trading are carried at their fair value, with realized and unrealized gains and losses recognized currently in earnings. Available-for-sale securities are also carried at fair value, with unrealized gains and losses recorded in shareholders’ equity. Securities classified as held-to-maturity are carried at amortized cost. The effects of the reversal of the unrealized losses that were considered to be temporary and the recording of the unrealized gains on available- for-sale securities which are recorded in equity in US GAAP for each year are included in paragraph (o) below.

c) Deferred Income Taxes

(i) Complementary Accounts

Starting January 1, 2000, the Company recorded income taxes in accordance with Technical Bulletin No. 60 of the Chilean Association of Accountants and its related amendments. Recognizing, using the liability method, the deferred tax effects of temporary differences between the financial reporting basis and the tax basis of assets and liabilities. As a transitional provision, a contra asset or liability had been recorded for the effects of the deferred tax assets and liabilities not recorded prior to January 1, 2000. Such complementary asset or liability is being amortized to income over the estimated average reversal periods corresponding to the underlying temporary differences to which the deferred tax asset or liability relates. The effects of the differences, primarily related to the amortization of the complementary account are included under paragraph (o) below.

(ii) Deferred tax effects of US GAAP adjustments

Under US GAAP, companies must account for deferred taxes in accordance with Statements of Financial Accounting Standards (“SFAS”) No. 109 “Accounting for Income Taxes”, which requires an asset and liability approach for financial accounting and reporting of income taxes, under the following basic principles: (a) a deferred tax liability or asset is recognized for the estimated future tax effects attributable to temporary differences and tax loss carryforwards; (b) the measurement of deferred tax liabilities and assets is based on the provisions of the enacted tax law and the effects of future changes in tax laws or rates are not anticipated; and (c) the measurement of deferred tax assets is reduced by a valuation allowance, if based on the weight of available evidence, it is more likely than not that some portion of the deferred tax assets will not be realized.

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

Certain US GAAP adjustments generate temporary differences and related tax effects which are included in paragraph (o) below.

(iii) Adoption of FASB Interpretation No. 48

During 2007, the Company adopted FASB Interpretation No. 48: “Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109” (“FIN 48”), which clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with Statement of Financial Accounting Standards No. 109: “Accounting for Income Taxes” (“FAS 109”). The Interpretation prescribes a threshold for the financial statement recognition and measurement of a tax position taken or expected to be taken within an income tax return. For each tax

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (continued)
__________

position, the enterprise must determine whether it is more likely than not that the position will be sustained upon examination by taxing authorities, based on the technical merits of the position, including resolution of any related appeals or litigation. A tax position that meets the more likely than not recognition threshold is then measured to determine the amount of benefit to be recognized within the financial statements. No benefits may be recognized for tax positions that do not meet the more likely than not threshold. For tax positions that meet the more likely than not threshold, the benefit to be recognized is the largest amount that is greater than 50% likely of being realized upon ultimate settlement.

Under Chilean GAAP, the Company recorded a provision for uncertainties in tax positions of Ch$ 5,487 million. As a result of implementing FIN 48, no material adjustment in the provision for uncertainties in tax positions was recognized. The Company and its subsidiary recognize interest and penalties related to unrecognized tax benefits in financial expense and other operating expense, respectively.

The Company potentially is subject to income tax audits in Chile until the applicable statute of limitations expires. Tax audits by their nature are often complex and can require several years to complete. With few exceptions, the Company is no longer subject to income tax examinations by tax authorities for years before 2004.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

ThCh$

Balance as of January 1, 2007	6,046,382
Additions for tax positions of prior periods	941,002
Settlements	(1,500,100)

Balance at December 31, 2007	5,487,284

d) Capitalization of finance costs

(i) Capitalization of interest

Under Chilean GAAP, all interest on debt directly associated with construction projects is capitalized, including interest, price-level restatement and, with respect to foreign currency borrowings, foreign currency translation gains and losses. Until the end of 2002, all debt of the Company was considered directly associated with construction projects. The capitalization of interest costs associated with projects under construction is optional when incurred on debt that is not directly related to such projects. In 2003 under Chilean GAAP, the Company has discontinued capitalizing interest on its construction in progress due to the lack of incurrence of new debt which could be associated with such construction and the short-term nature of the items currently being included in the construction in progress category. Under US GAAP. capitalization of interest is required for the interest which could be avoided should expenditures for the associated assets have not been made. Since 2003 the Company continues to capitalize interest under US GAAP only.

The effects of the differences, including those related to the depreciation, described above are included under paragraph (o) below.

(ii) Foreign currency exchange differences

Under US GAAP, the Company reverses those amounts previously capitalized related to foreign currency exchange gains and losses on foreign currency borrowings related to construction for purposes of reconciling to US GAAP.

The effects of the differences, including those related to the depreciation, described above are included under paragraph (o) below.

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (continued)
__________

e) Staff Severance Indemnities

(i) Prior Service Cost

Under Chilean GAAP, prior service cost resulting from the adoption of new severance indemnity plans created in year 1987 were charged to income upon adoption.

Under US GAAP, the prior service cost, under Statement of Financial Accounting Standards 87 is deferred and is amortized into income over the expected working life of the employee. With the adoption of Statement of Financial Accounting Standards No. 158 (SFAS 158), "Employer’s Accounting for Defined Pension and Other Postretirement Plans – an amendment of FASB Statements No. 87, 88, 106 and 132(R)" as described in part II of Note 37 under paragraph (l), the Company recorded the unamortized amount as a component of the ending balance of accumulated other comprehensive income, net of tax.

The effects of the deferral and the corresponding amortization for the years shown, as well as the adoption of SFAS 158, are included under paragraph (o) below.

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

Starting December 2004 the Company changed its estimation for staff severance indemnities by incorporating certain additional variables through an actuarial valuation. Variables such as workforce rotation, average salary increases, workforce mortality and average service life as underlying assumptions. Costs for past services of employees, resulting from these changes in assumptions, are deferred and amortized over the employees’ estimated average remaining service periods.

During 2006, the Company changed the discount rate from 7% to 6% as describe in Note 3 (i) to the financial statements. The cost for past services of employees, resulting from this additional change in assumption, is deferred and amortized over the employees’ estimated average remaining service periods.

(iii) Staff Severance Indemnities under US GAAP

Under US GAAP, staff severance indemnities have always been recorded in accordance with SFAS No. 87, “Employer’s Accounting for Pensions” using the projected benefit obligation method. The assumptions used correspond to the valuation under Chilean GAAP, with the difference that until December 31, 2005, a discount factor of 5.5% was applied. As of December 31, 2006, under US GAAP a discount factor of 6% is applied, equal to the treatment under Chilean GAAP. The Company has elected to recognize its actuarial gains and losses immediately under US GAAP. The effects of the elimination of the transitional assets and the differences in the discount rate for the year ended December 31, 2005, and of the elimination of the transitional assets for the year ended December 31, 2006, are included under paragraph (o) below.

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

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (continued)
__________

The effects of the adjustments for financial derivatives are mainly related to cross currency interest rate swap contracts for the three years in the period ended December 31, 2007. The embedded derivatives are quantified as a separate adjustment in the reconciliation. Both adjustments are included in paragraph (o) below.

(i) Forward exchange contracts:

The Company has forward exchange contracts between the US dollar and Chilean peso and US dollar and the UF, which correspond to expected transactions or to existing assets and liabilities. Under Chilean GAAP, forward exchange contracts related to expected transactions are recorded at fair value with mark to market adjustments recorded as unrealized gains on the balance sheet with no income statement effect and any unrealized loss in the income statements. Forward exchange contracts related to existing assets and liabilities are recorded at fair value with mark to market adjustments recorded as unrealized gains and losses on the balance sheet with no income statement effect. Under US GAAP, these forward exchange contracts are valued at fair value with changes in fair value recognized in income, whether they represent unrealized gains or unrealized losses.

(ii) Cross currency interest rate swaps:

The Company entered into cross-currency interest rate swaps as hedges of its debt denominated in US dollars. These swaps hedge both, currency risk and interest rate risk. Under Chilean GAAP, the unrealized gain and loss associated with these contracts was deferred. Under US GAAP, these contracts do not qualify for hedge accounting because they do not meet hedge accounting requirements under SFAS No. 133, therefore mark to market adjustments are also charged to income.

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

g) Goodwill

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

In accordance with SFAS No. 142, “Goodwill and other Intangible Assets” (SFAS No. 142) the Company no longer amortizes goodwill, instead goodwill is tested for impairment on an annual basis and whenever indicators of impairment arise. The goodwill impairment test, which is based on fair value, is performed on a reporting unit level annually. The Company has performed the annual impairment tests of goodwill required by the standards, which did not result in any impairment adjustment during the periods presented other then the impairment in the following paragraph. The adjustment presented in paragraph (o) below reverses the effects of the amortization of goodwill recorded under Chilean GAAP.

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (continued)
__________

During the year 2006, as explained in Note 13 Footnote 1, the Company recorded an impairment loss related to the goodwill of its subsidiary Tecnonáutica S.A. Under US GAAP, due to the higher unamortized book value, the Company recorded a higher charge to income, which is also reflected in the adjustment presented in paragraph (o) below.

h) Minimum dividend

As required by Law No. 18.046, the Company must distribute a minimum cash dividend equivalent to 30 % of net income. Considering the cash situation, levels of projected investment and the solid financial indicators for 2005 and following years, on April 14, 2005, the Ordinary Shareholders’ Meeting modified the dividend distribution policy reported at the Ordinary Shareholders’ Meeting of April 2004, and agreed to distribute 100% of net income under Chilean GAAP generated during the respective year. Since the payment of these dividends is a legal requirement in Chile, an accrual for US GAAP purposes should be made to recognize the corresponding decrease in shareholders’ equity at each balance sheet date. Under Chilean GAAP, the Company records these dividends when they have received the approval of the shareholders during a shareholders’ meeting usually held in April of the following year. The effects as of December 31, 2006 and 2007 on consolidated shareholders’ equity are shown in the reconciliation in paragraph (o) below.

i) Revenue Arrangements with Multiple Deliverables

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

Starting in 2005, the Company’s accounting under Chilean GAAP for revenue arrangements with multiple deliverable complies with the provisions of EITF 00-21. The previous periods’ adjustments to income are included in paragraph (o) below.

j) Cost adjustment for certain property, plant and equipment

The Company, as part of its real estate construction-in-progress projects, enters into subcontracting agreements. As part of those agreements, certain cost adjustments may be charged back to the subcontractor. Under Chilean GAAP, back charges are recognized in non-operating income in the period they are collected. Under US GAAP, back charges to subcontractors are included in the determination of acquisition costs and should be applied to reduce contract costs to the extent collectible.

The effect of the adjustment arising from accounting under US GAAP for back charges and the reduction in depreciation related to the reduction of the fixed asset bases is presented in paragraph (o) below.

k) Connection Fees and Installation Cost:

Under Chilean GAAP, until December 31, 2006 connection fees are recognized as revenues with its origination, and installation costs for fixed line services are capitalized in fixed assets. Starting 2007, connection fees are deferred over the average estimated customer relationship of 33 months.

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

As of December 31, 2005, the cumulative effect of the non-deferral of connection fees and installation costs was deemed immaterial, and no change was made to the Company’s prior period presentation. In accordance with Staff Accounting Bulletin 108 “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements”, the cumulative effect was corrected in 2006.

As a consequence, the reconciliation included in paragraph (o) below includes as of December 31, 2005, the reversal of the capitalization of installation costs and their associated depreciation, and as of December 31, 2006 and 2007, the deferral of connection fees received until December 31, 2006. For connection fees and installation cost incurred in 2007, there is no difference in the treatment under Chilean GAAP and US GAAP.

l) Write-off of deferred financing costs

The Company redeemed a UF 3,992,424 series K bond on February 15, 2005. For Chilean GAAP purposes, the majority of the associated deferred financing costs and discount were written off during the year ended December 31, 2004 in the amount of ThCh$ 3,676,859. The amount written off was calculated assuming a remaining amortization period ending on the redemption date of February 15, 2005. This write off of the deferred financing costs and discount during 2004 is not permitted under US GAAP, as the related debt issuance costs and discount must be charged to expense in the period in which the early extinguishment takes place under Accounting Principles Board Opinion No. 26 “Early Extinguishment of Debt”. Accordingly, this generated a difference of ThCh$ 3,676,859 in net income and shareholders’ equity between Chilean GAAP and US GAAP, as shown in the reconciliations in paragraph (o) below.

m) Restructuring costs

Compañía de Telecomunicaciónes de Chile S.A. made an offer to some employees to voluntarily terminate their working contracts with the Company. Related to this planned reduction of personnel, the Company made a provision of ThCh$ 2,223,814 as of December 31, 2005.

Under US GAAP, in accordance with SFAS 88, the recognition of a liability and a loss requires the acceptance of the offer by employees for a reliable estimation of the obligation. There was no acceptance of the offer by employees prior to January 1, 2006, therefore no provision was recognized.

n) Amortization of Bond Discount

Under Chilean GAAP, the Company is deferring and amortizing the difference between par and placement value of bonds on a straight-line basis over the respective term of the instrument. According to US GAAP, the Company should apply the effective interest rate method to determine the amortization of the bond discount. The impact of not applying the effective interest rate method was deemed not significant, thus the Company did not record an adjustment related to this concept.

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (continued)
__________

o) Effects of conforming to US GAAP

The adjustments to reported net income required to conform to accounting principles generally accepted in the United States are as follows:

	For the years ending December 31.

	2005	2006	2007	2007

	ThCh$	ThCh$	ThCh$	ThUS$
				(Note 2)

Net income in accordance with Chilean GAAP	27,614,871	25,081,171	10,856,131	21,848

Technical revaluation of property. plant and equipment (a)	(51,560)	118,545	(184,284)	(371)
Deferred income taxes (c)
Complementary accounts	14,923,938	14,837,908	14,134,785	28,447
Deferred tax effects of US GAAP adjustments	(1,283,159)	(630,277)	(1,931,140)	(3,886)
Capitalization of finance costs (d)
Capitalization of interest	3,659,881	3,901,805	9,372,172	18,862
Capitalization of foreign currency exchange differences	433,830	433,830	433,830	873
Staff severance indemnities (e)
Prior service cost	(836,336)	(426,381)	(311,058)	(626)
Staff severance indemnities	1,786,071	4,419,937	1,442,586	2,903
Derivatives (f)
Financial derivatives	3,719,674	(4,021,233)	(444,604)	(895)
Embedded derivatives	(9,279)	-	-	-
Goodwill (g)	1,736,460	709,643	1,569,490	3,158
Revenue arrangements with multiple deliverables (i)	223,684	366,671	-	-
Cost adjustment for certain property, plant and equipment (j)
Elimination of back charges	(34,973)	(135,178)	(184,344)	(371)
Depreciation of fixed assets	86,240	91,838	99,880	201
Installation cost (k)	(474,150)	1,181,488	1,135,471	2,285
Write-off of deferred financing costs (l)	(3,676,859)	-	-	-
Restructuring costs (m)	2,223,814	(2,223,814)	-	-

Net income in accordance with US GAAP	50,042,147	43,705,953	35,988,915	72,428

Other comprehensive income. net of tax:
Investments in debt and equity securities (b)	(774,114)	10,316	(12,806)	(26)
Prior service cost (e)		(258,179)	258,179	520
Cumulative translation adjustment on foreign investment	(514,321)	(569,380)	(762,270)	(1,534)

Comprehensive income in accordance with US GAAP	48,753,712	42,888,710	35,472,018	71,388

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (continued)
__________

The adjustments required to conform shareholders’ equity amounts to US GAAP are as follows:

	As of December 31,

	2006	2007	2007

	ThCh$	ThCh$	ThUS$
			(Note 2)

Shareholders’ equity in accordance with Chilean GAAP	967,417,180	906,533,598	1,824,414

Technical revaluation of property. plant and equipment (a)
Positive adjustment to Fixed Assets	(17,909,068)	(17,661,302)	(35,543)
Accumulated Depreciation	17,762,213	17,608,867	35,438
Negative adjustment to Fixed Assets	10,711,196	10,508,665	21,149
Accumulated Depreciation	(6,788,264)	(6,864,437)	(13,815)
Investment in debt and equity securities (b)	15,823	394	1
Deferred income taxes (c)
Complementary accounts	(109,810,763)	(95,675,978)	(192,549)
Deferred tax effects of US GAAP adjustments	(893,159)	(2,874,557)	(5,785)
Capitalization of finance costs (d)
Capitalization of interest
Gross effect on Fixed Assets	20,973,313	28,343,830	57,041
Accumulated Depreciation	(4,871,989)	(2,870,334)	(5,776)
Capitalization of foreign currency exchange differences
Gross effect on Fixed Assets	(6,033,809)	(6,033,809)	(12,143)
Accumulated Depreciation	3,014,200	3,448,030	6,940
Staff severance indemnities (e)
Staff severance indemnities under US GAAP	(8,998,178)	(7,555,592)	(15,206)
Derivatives (f)
Financial derivatives	-	(444,604)	(895)
Goodwill (g)	7,798,310	9,367,800	18,853
Minimum dividend (h)	(13,773,318)	(5,113,188)	(10,290)
Cost adjustment for certain property. plant and equipment (j)
Gross effect on Fixed Assets	(999,068)	(1,183,538)	(2,382)
Accumulated Depreciation	179,565	279,571	562
Connection Fees and Installation cost (k)
Connection Fees	(1,802,068)	(666,597)	(1,341)

Shareholders' equity in accordance with US GAAP	855,992,116	829,146,819	1,668,673

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (continued)
__________

The following summarizes the changes in shareholders’ equity under US GAAP during the years ended December 31, 2006 and 2007:

	As of December 31,

	2006	2007	2007

	ThCh$	ThCh$	ThUS$
			(Note 2)

Balance as of January 1	882,845,354	855,992,116	1,722,699
Minimum dividend (h)	(13,773,318)	(5,113,188)	(10,290)
Capital decrease	(43,175,352)	(48,815,012)	(98,241)
Other reserves decrease	(724,149)	724,149	1,458
Dividend declared and paid	(11,307,854)	(5,742,943)	(11,558)
Price-level restatement	(761,275)	(3,370,321)	(6,783)
Other comprehensive income, net of tax:
Cumulative translation adjustment	(569,380)	(762,270)	(1,534)
Unrealized gain on marketable securities, net of taxes (b)	10,316	(12,806)	(26)
Prior Service Cost (e)	(258,179)	258,179	520
Net income in accordance with US GAAP for the year	43,705,953	35,988,915	72,428

Balance at December 31	855,992,116	829,146,819	1,668,673

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (continued)
__________

p) Comprehensive Income

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

The following represents accumulated other comprehensive income balances as of December 31, 2005, 2006 and 2007 (in thousands of constant Chilean pesos as of December 31, 2007):

	2005
	Effect of US GAAP

	Chilean GAAP	Unrealized		Accumulated
	cumulative	(losses)	Deferred	other
	translation	on marketable	Income	comprehensive
	adjustment	securities	Tax	income (loss)

Beginning balance	(1,406,008)	936,062	(159,130)	(629,076)
Credit (charge) for the year	(514,322)	(932,667)	158,553	(1,288,436)
Ending balance	(1,920,330)	3,395	(577)	(1,917,512)

	2006
	Effect of US GAAP

	Chilean GAAP	Unrealized			Accumulated
	cumulative	(losses) gains	Prior	Deferred	other
	translation	on marketable	Service	Income	Comprehensive
	adjustment	securities	Cost	Tax	income (loss)

Beginning balance	(1,920,330)	3,395	-	(577)	(1,917,512)
Credit (charge) for the year	(578,070)	12,428	(311,058)	50,767	(825,933)
Ending balance	(2,498,400)	15,823	(311,058)	50,190	(2,743,445)

	2007
	Effect of US GAAP

	Chilean GAAP	Unrealized			Accumulated
	cumulative	gains	Prior	Deferred	other
	translation	on marketable	Service	Income	Comprehensive
	adjustment	securities	Cost	Tax	income (loss)

Beginning balance	(2,498,400)	15,823	(311,058)	50,190	(2,743,445)
Credit (charge) for the year	(762,270)	(15,429)	311,058	(50,258)	(516,899)
Ending balance	(3,260,670)	394	-	(68)	(3,260,344)

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
__________

II. Additional Disclosure Requirements:

a) Earnings per share

The following earnings per share information, presented in thousands of Chilean pesos per share, is not required to be presented in the financial statements under Chilean GAAP but is a required disclosure under US GAAP:

	For the years ended December 31,

	2005	2006	2007

Chilean GAAP earnings per share	0.0289	0.0262	0.0113
US GAAP basic and diluted earnings per share	0.0523	0.0457	0.0376
Weighted average number of shares outstanding	957,157,085	957,157,085	957,157,085

The earnings per share figures for both US GAAP and Chilean GAAP purposes have been calculated by dividing the respective earnings amounts in accordance with US GAAP and Chilean GAAP, respectively, by the weighted average number of common shares outstanding during the year. The Company has not issued convertible debt or other equity securities. Consequently, there are no potentially dilutive effects on the earnings per share of the Company.

b) Income taxes:

The provision (benefit) for income taxes differs under Chilean GAAP from the charge calculated in accordance with US GAAP, as a result of the following differences:

	For the years ended December 31,

	2005	2006	2007

	ThCh$	ThCh$	ThCh$

Current income taxes as determined under Chilean GAAP	26,378,643	35,158,566	30,976,651
Deferred income taxes as determined under Chilean GAAP	10,237,677	(3,606,907)	2,237,071

Sub–Total	36,616,320	31,551,659	33,213,722

US GAAP adjustments:
Deferred tax effect applying SFAS No. 109	(14,923,938)	(14,837,908)	(14,134,785)
Deferred tax effect of US GAAP Adjustments	1,283,159	630,277	1,931,140

Charge for the period under US GAAP Total	22,975,541	17,344,028	21,010,077

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (continued)
__________

Deferred tax assets (liabilities) as of balance sheet dates are summarized as follows:

	2006			2007

	SFAS No. 109 Applied to Chilean GAAP Balances	SFAS No. 109 Applied to US GAAP Adjustments	Total Deferred Taxes Under SFAS No. 109	SFAS No. 109 Applied to Chilean GAAP Balances	SFAS No. 109 Applied to US GAAP Adjustments	Total deferred Taxes Under SFAS No. 109

	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Allowance for doubtful accounts	10,825,955	-	10,825,955	12,311,103	-	12,311,103
Vacation provision	786,702	-	786,702	746,301	-	746,301
Accumulated Tax losses (1)	1,158,330	-	1,158,330	1,915,269	-	1,915,269
Capitalized staff severance indemnities	402,269	(52,879)	349,390	223,012	(52,880)	170,132
Reappraised property, plant and
equipment depreciation	710,165	(641,934)	68,231	616,140	(610,606)	5,534
Other	3,324,279	303,661	3,627,940	4,059,792	381,867	4,441,659

Total Assets	17,207,700	(391,152)	16,816,548	19,871,617	(281,619)	19,589,998

Depreciacion Property, plant and equipment	(155,340,918)	139,315	(155,201,603)	(137,954,340)	(39,356)	(137,,993,696)
Staff severance indemnities	(4,604,708)	1,582,570	(3,022,138)	(3,668,426)	1,337,330	(2,331,096)
Software development	(4,244,841)	-	(4,244,841)	(3,416,628)	-	(3,416,628)
Capitalized interest included in fixed assets	-	(2,223,892)	(2,223,892)	-	(3,890,912)	(3,890,912))
Assets and liabilities for leasing	(204,393)	-	(204,393)	(40,678)	-	(40,678)
Deferred charges	(275,730)	-	(275,730)	(196,336)	-	(196,336)

Total Liabilities	(164,670,590)	(502,007)	(165,172,597)	(145,276,408)	(2,592,938)	(147,869,346)

Net deferred tax liabilities from application of SFAS No.109	(147,462,890)	(893,159)	(148,356,049)	(125,404,791)	(2,874,557)	(128,279,348)

(1) Under the current Chilean law, tax losses can be carried forward indefinitely.

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (continued)
__________

The provision for income taxes differs from the amount of income tax determined by applying the applicable local statutory income tax rate to pretax income, calculated in accordance with US GAAP, as a result of the following differences:

	For the years ended December 31,

	2005	2006	2007

	ThCh$	ThCh$	ThCh$

Tax provision (benefit) at statutory Chilean tax rates of 17%	12,418,617	10,411,466	9,689,830

Differences between accounting and tax bases:
Price-level restatement not accepted for tax purposes	4,531,870	2,815,449	7,275,417
Non-deductible expenses for lawsuits	140,343	3,400,530	1,212,185
Non-deductible write-offs	4,946,413	185,289	689,179
Other – non deductible items	938,298	531,294	2,143,466

Income tax expense	22,975,541	17,344,028	21,010,077

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

Multimedia

Multimedia services include developing, installing, maintaining, marketing, and operating cable, satellite and regular or broadband television services using any physical or technical media, including basic, special or paid individual or multi-channel services, video on demand, and interactive or multimedia television services. Consistent with the financial statements, revenue is recognized as services are rendered. The segment Multimedia began its operations in 2006.

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

Relevant information concerning Compañía de Telecomunicaciónes de Chile S.A. and its principal subsidiaries, which represent different segments, together with information regarding other services is as follows:

As of and for the year ended December 31, 2005	Fixed Telephony	Long Distance	Corporate Customer Communicationand Data	Other Services	Eliminations	Total

	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Operating revenues	549,588,876	86,726,482	96,476,711	19,496,368	(115,509,247)	636,779,190
Revenues	484,101,781	63,569,648	85,765,935	3,341,826	-	636,779,190
Intercompany transactions	65,487,095	23,156,834	10,710,776	16,154,542	(115,509,247)	-

Operating expenses	(481,409,334)	(80,222,266)	(80,571,311)	(18,607,916)	119,537,330	(541,273,497)
Salaries	(65,440,167)	(2,873,513)	(11,595,841)	(6,802,589)	-	(86,712,110)
Services	(158,352,277)	(49,075,953)	(21,463,696)	(10,026,748)	-	(238,918,674)
Depreciation	(193,177,193)	(11,650,420)	(10,627,742)	(187,358)	-	(215,642,713)
Intercompany transactions	(64,439,697)	(16,622,380)	(36,884,032)	(1,591,221)	119,537,330	-

Operating income, net	68,179,542	6,504,216	15,905,400	888,452	4,028,083	95,505,693

Non-operating income	12,877,278	1,029,445	122,177	10,020	-	14,038,920
Financial income	8,377,949	311,770	56,663	9,358	-	8,755,740
Other non-operating income	4,499,329	717,675	65,514	662	-	5,283,180
Non-operating expenses	(46,722,348)	(1,040,287)	(669,635)	(29,124)	-	(48,461,394)
Financial expenses	(32,330,449)	(4,489)	(7,820)	(6,930)	-	(32,349,688)
Other non-operating expenses	(14,391,899)	(1,035,798)	(661,815)	(22,194)	-	(16,111,706)
Price-level restatement	6,035,855	(1,901,850)	(808,510)	(144,525)	-	3,180,970

Intercompany transactions	1,762,300	1,222,101	936,120	107,562	(4,028,083)	-

Non-operating income, net	(26,046,915)	(690,591)	(419,848)	(56,067)	(4,028,083)	(31,241,504)

Income (loss) before income taxes	42,132,627	5,813,625	15,485,552	832,385	-	64,264,189

Income taxes	(28,921,204)	(4,101,350)	(3,666,822)	73,056	-	(36,616,320)
Minority interest	(32,998)	-	-	-	-	(32,998)

Net (loss) income	13,178,425	1,712,275	11,818,730	905,441	-	27,614,871

TOTAL ASSETS	1,919,233,569	190,783,828	122,003,398	12,437,975	(368,122,528)	1,876,336,242

CAPITAL EXPENDITURES	69,401,591	3,394,483	5,697,712	3,572	526,861	79,024,219

DEPRECIATION AND AMORTIZATION	195,576,734	14,069,016	10,627,742	187,357	526,861	220,987,710

GOODWILL	-	16,156,325	1,350,485	2,726,069	-	20,232,879

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (continued)
__________

As of and for the year ended December 31, 2006	Fixed Telephony	Long Distance	Corporate Customer Communication and Data	Multimedia	Other Services	Eliminations	Total

	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Operating revenues	497,790,727	90,764,329	94,123,172	4,156,780	36,328,546	(103,246,958)	619,916,596
Revenues	447,838,564	63,282,515	81,746,903	4,135,626	22,912,988	-	619,916,596
Intercompany transactions	49,952,163	27,481,814	12,376,269	21,154	13,415,558	(103,246,958)	-

Operating expenses	(451,945,715)	(71,243,740)	(76,095,651)	(5,373,656)	(31,793,320)	105,273,459	(531,178,623)
Salaries	(58,385,447)	(1,732,607)	(11,047,983)	(133,134)	(4,447,239)	-	(75,746,410)
Services	(161,466,369)	(35,644,985)	(17,591,979)	(3,314,266)	(14,794,009)	-	(232,811,608)
Depreciation	(189,143,314)	(15,721,804)	(14,694,553)	(877,002)	(2,183,932)	-	(222,620,605)
Intercompany transactions	(42,950,585)	(18,144,344)	(32,761,136)	(1,049,254)	(10,368,140)	105,273,459	-

Operating income, net	45,845,012	19,520,589	18,027,521	(1,216,876)	4,535,226	2,026,501	88,737,973

Non-operating income	7,522,419	653,801	259,353	25,255	134,163	-	8,594,991
Financial income	4,016,875	576,817	53,041	(8,369)	126,500	-	4,764,864
Other non-operating income	3,505,544	76,984	206,312	33,624	7,663	-	3,830,127
Non-operating expenses	(38,649,952)	(778,193)	(580,476)	(4,615)	(1,446,685)	-	(41,459,921)
Financial expenses	(20,742,254)	(39,751)	(27,895)	-	(111,716)	-	(20,921,616)
Other non-operating expenses	(17,907,698)	(738,442)	(552,581)	(4,615)	(1,334,969)	-	(20,538,305)
Price-level restatement	2,068,363	(179,313)	(665,801)	(526,035)	17,874	-	715,088

Intercompany transactions	(642,605)	1,351,028	1,450,140	609,254	(741,316)	(2,026,501)	-

Non-operating income, net	(29,701,775)	1,047,323	463,216	103,859	(2,035,964)	(2,026,501)	(32,149,842)

Income (loss) before income taxes	16,143,237	20,567,912	18,490,737	(1,113,017)	2,499,262	-	56,588,131

Income taxes	(22,405,864)	(4,326,816)	(4,209,282)	42,005	(651,702)	-	(31,551,659)
Minority interest	44,699	-	-	-	-	-	44,699

Net income	(6,217,928)	16,241,096	14,281,455	(1,071,012)	1,847,560	-	25,081,171

TOTAL ASSETS	1,783,127,523	197,786,230	146,111,181	44,969,170	26,510,390	(464,856,228)	1,733,648,266

CAPITAL EXPENDITURES	79,622,875	2,812,417	10,866,724	23,846,270	98,773	381,493	117,628,552

DEPRECIATION AND
AMORTIZATION	189,687,989	16,333,363	14,694,553	871,562	3,496,877	381,493	225,465,837

GOODWILL	-	14,894,487	-	-	2,241,158	-	17,135,645

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (continued)
__________

As of and for the year ended	Fixed	Long	Corporate Customer Communication		Other
December 31, 2007	Telephony	Distance	and Data	Multimedia	Services	Eliminations	Total

	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Operating revenues	510,924,494	95,118,490	94,667,423	26,278,281	28,918,188	(123,334,866)	632,572,010
Revenues	449,205,123	58,435,370	82,623,347	26,195,645	16,112,525	-	632,572,010
Intercompany transactions	61,719,371	36,683,120	12,044,076	82,636	12,805,663	(123,334,866)	-

Operating expenses	(476,417,210)	(68,537,052)	(87,237,248)	(29,581,083)	(26,615,439)	124,150,315	(564,237,717)
Salaries	(64,005,541)	(1,062,245)	(10,772,132)	(304,648)	(4,641,697)	-	(80,786,263)
Services	(189,353,770)	(37,041,890)	(17,064,034)	(14,259,245)	(10,816,152)	-	(268,535,091)
Depreciation	(172,279,259)	(11,337,467)	(20,446,077)	(7,711,125)	(3,142,435)	-	(214,916,363)
Intercompany transactions	(50,778,640)	(19,095,450)	(38,955,005)	(7,306,065)	(8,015,155)	124,150,315

Operating income. net	34,507,284	26,581,438	7,430,175	(3,302,802)	2,302,749	815,449	68,334,293

Non-operating income	13,292,216	471,630	266,054	1,025	17,665	-	14,048,590
Financial income	6,806,011	354,153	-	-	13,282	-	7,173,446
Other non-operating income	6,486,205	117,477	266,054	1,025	4,383	-	6,875,144
Non-operating expenses	(36,113,904)	(72,239)	(1,257,313)	(2,148,448)	(224,731)	-	(39,816,635)
Financial expenses	(18,908,234)	-	(1,787)	-	-	-	(18,910,021)
Other non-operating expenses	(17,205,670)	(72,239)	(1,255,526)	(2,148,448)	(224,731)	-	(20,906,614)
Price-level restatement	7,410,246	(3,509,249)	(2,649,338)	657,148	(515,531)	-	1,393,276

Intercompany transactions	(2,442,150)	2,345,421	2,267,469	(1,197,947)	(157,344)	(815,449)	-

Non-operating income. net	(17,853,592)	(764,437)	(1,373,128)	(2,688,222)	(879,941)	(815,449)	(24,374,769)

Income (loss) before income taxes	16,653,692	25,817,001	6,057,047	(5,991,024)	1,422,808	-	43,959,524

Income taxes	(26,378,134)	(5,491,141)	(2,143,480)	1,024,014	(224,981)	-	(33,213,722)
Minority interest	110,329	-	-	-	-	-	110,329

Net (loss) income	(9,614,113)	20,325,860	3,913,567	(4,967,010)	1,197,827	-	10,856,131

TOTAL ASSETS	1,725,533,540	214,157,388	115,281,667	62,294,922	16,995,155	(449,346,931)	1,684,915,741

CAPITAL EXPENDITURES	96,808,304	4,064,200	9,588,095	33,388,505	423,786	381,494	144,654,384

DEPRECIATION AND
AMORTIZATION	172,279,372	12,632,259	20,445,821	7,711,101	2,761,563	381,494	216,211,610

GOODWILL	-	13,632,649		-	1,774,200	-	15,406,849

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (continued)
__________

d) Reclassifications to US GAAP

(i) Income Statement

Certain reclassifications would be made to the Chilean GAAP income statement in order to present US GAAP amounts, Certain other non-operating income and expense, such as restructuring cost, account receivable bad debt expenses, depreciation and write- off of out of service property, lawsuit indemnities and provisions, indemnities and supplier fines would be included in operating income.

	Year ended December 31, 2005

			US GAAP	US GAAP
	Chilean GAAP	Reclassification	Adjustment	Presentation

	ThCh$	ThCh$	ThCh$	ThCh$
Operating income	95,505,693	(8,386,896)	1,055,308	88,174,105
Non-operating expenses	(31,241,504)	6,544,840	7,731,187	(16,965,477)
Income tax expense for continuing operations	(36,616,320)	-	13,640,781	(22,975,539)
Minority interest	(32,998)	-	-	(32,998)
Participation in income of related companies, net	-	1,842,056	-	1,842,056

Net income	27,614,871	-	22,427,276	50,042,147

	Year ended December 31, 2006

			US GAAP	US GAAP
	Chilean GAAP	Reclassification	Adjustment	Presentation

	ThCh$	ThCh$	ThCh$	ThCh$
Operating income	88,737,973	(16,399,800)	4,606,940	76,945,113
Non-operating expenses, net	(32,149,842)	14,342,305	(189,789)	(17,997,326)
Income tax expense for continuing operations	(31,551,659)	-	14,207,631	(17,344,028)
Minority interest	44,699	-	-	44,699
Participation in income of related companies, net	-	2,057,495	-	2,057,495

Net income	25,081,171	-	18,624,782	43,705,953

	Year ended December 31, 2007

			US GAAP	US GAAP
	Chilean GAAP	Reclassification	Adjustment	Presentation

	ThCh$	ThCh$	ThCh$	ThCh$
Operating income, net	68,334,293	(15,919,057)	3,123,137	55,538,373
Non-operating expenses, net	(24,374,769)	14,031,470	9,806,002	(537,297)
Income tax expense	(33,213,722)	-	12,203,645	(21,010,077)
Minority interest	110,329	-	-	110,329
Participation in income of related companies, net	-	1,887,587	-	1,887,587

Net income	10,856,131	-	25,132,784	35,988,915

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (continued)
__________

(ii) Balance sheet

Consolidated condensed balance sheet prepared in accordance with US GAAP:

	As of December 31,

	2006	2007

	ThCh$	ThCh$

Current assets	316,685,390	350,173,550
Property, plant, and equipment	4,197,127,138	4,320,087,401
Accumulated depreciation of property, plant and equipment	(2,860,507,785)	(3,037,200,587)

Property, plant, and equipment, net	1,336,619,353	1,282,886,814
Goodwill, net	24,933,955	24,774,649
Other assets	66,461,656	46,628,535

Total assets	1,744,700,354	1,704,463,548

Current liabilities	223,998,620	338,162,011
Long-term liabilities	663,387,216	536,873,679
Minority interest	1,321,328	281,039
Shareholders’ equity	855,992,116	829,146,819

Total Liabilities and Shareholders’ equity	1,744,699,280	1,704,463,548

The Company has the following unused lines of credit outstanding as of December 31, 2007:

Million
Ch$
Bank Chile	500
Bank Crédito e Inversiones	700

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (continued)
__________

e) Cash flows:

(i) Information for inclusion in the statement of cash flows required by US GAAP is as follows:

	For the years ended December 31,

	2005	2006	2007

	ThCh$	ThCh$	ThCh$
OPERATING ACTIVITIES

Cash provided by operating activities under US GAAP	243,010,450	251,993,512	244,284,535

INVESTING ACTIVITIES:

Cash used in investing activities under Chilean GAAP	(94,784,518)	(116,014,385)	(133,799,074)
Purchase of investments	-	(6,112,733)	(5,496,256)
Sale of investments	-	-	6,112,733

Cash used in investing activities under US GAAP	(94,784,518)	(122,127,118)	(133,182,597)

FINANCING ACTIVITIES:

Cash used in financing activities under US GAAP	(220,593,632)	(195,104,398)	(72,243,407)

	As of December 31,

	2005	2006	2007

	ThCh$	ThCh$	ThCh$

Cash	6,899,632	10,820,504	5,353,159
Time deposits	93,173,038	23,469,216	67,698,286
Other deposit instruments (*)	4,386,775	4,004,283	-

Total cash and cash equivalents	104,459,445	38,294,003	73,051,445

Effect of inflation on cash and cash equivalents (**)	(1,690,890)	(927,436)	(4,101,089)

(*) These items consist of investments made for cash management purposes with original maturities of less than three months,
(**) These balances represent the net impact on cash and cash equivalents for the year resulting from the application of price level restatement,

(ii) Supplementary Cash Flow information:

	For the years ended December 31,

	2005	2006	2007

	ThCh$	ThCh$	ThCh$

Interest paid	34,530,491	25,813,592	19,291,354
Income taxes paid	16,770,788	22,068,054	30,894,478
Plant and equipment acquired by assuming directly
long-term debt or entering into capital leases	62,744	45,621	45,435

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (continued)
__________

(iii) Maturities of debt:

The following payments of bank borrowings (short term obligations and short-term portion of long-term obligation) and long-term debt, including capital leases and current maturities, are scheduled to be paid during each of the years indicated:

	As of December 31, 2007

	Capital	Other Obligations	Total
	Leases

	ThCh$	ThCh$	ThCh$

2008 including accrued interest	41,130	78,252,950	78,294,080
2009	41,130	100,639,455	100,680,585
2010	41,130	70,994,299	71,035,429
2011	41,130	75,935,127	75,976,257
2012	41,130	1,095,571	1,136,701
2013 and thereafter	133,672	64,292,514	64,426,186

Total	339,322	391,209,916	391,549,238

The present value of net long-term minimum lease payments totaled ThCh$ 222,547 as of December 31, 2007. The imputed interest totals ThCh$ 116,775.

(iv) Revenues from operating leases:

The Company records leasing operations in the fixed telephony and corporate communications and data transmission businesses. Revenues from leasing operations mainly consist of (i) fixed telephony equipment rental, (ii) PABX equipment rental and (iii) equipment rental to corporate clients. The contractually agreed expected lease revenue for the next 5 years is the following:

2008	2009	2010	2011	2012

ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

43,215,483	23,031,995	11,104,406	3,187,154	1,247,343

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (continued)
__________

f) Disclosure regarding the fair value of financial instruments and derivative financial instruments:

In accordance with SFAS No, 107, “Disclosures about Fair Value of Financial Instruments”, information is provided about the fair value of certain financial instruments for which it is practical to estimate that value.

For the purpose of SFAS No, 107, the estimated fair value of financial instruments is the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced sale or liquidation.

There are certain limitations inherent in the fair value data since while the data represents management’s best estimate, the data is subjective, involving significant estimates regarding current economic and market conditions, The methods and assumptions used to estimate the fair values are as follows:

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

For the Company’s long-term fixed rate debt, the contractual cash flows were discounted at prevailing interest rates at the balance sheet dates.

The estimated fair values of the Company’s financial instruments compared to the carrying values under US GAAP are as follows:

	As of December 31,

	2006		2007

	Carrying	Fair	Carrying	Fair
	Amount	Value	Amount	Value

	ThCh$	ThCh$	ThCh$	ThCh$
Assets:
Cash and cash equivalents	38,294,005	38,294,005	80,962,208	80,962,208
Marketable securities	17,482,932	17,482,932	5,362,952	5,362,952
Accounts and notes receivable (net) and other	205,091,148	205,091,148	192,512,423	192,512,423
Other current assets	51,806,448	51,806,448	73,739,554	73,739,554
Liabilities:
Current maturities of long-term debt	4,141,982	4,141,811	78,294,080	78,293,899
Accounts payable and accrued liabilities	158,640,861	158,640,861	216,310,950	216,310,950
Bank borrowings (long-term) and long-term debt	427,177,907	427,146,240	313,272,716	313,260,531
Derivatives	29,710,289	29,710,289	68,136,223	68,136,223

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

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (continued)
__________

Disclosure regarding interest capitalization:

	For the years ended December 31,

	2005	2006	2007

	ThCh$	ThCh$	ThCh$

Interest cost incurred (1)	49,647,005	31,787,402	47,728,117
Interest capitalized under US GAAP	3,772,351	5,480,794	11,039,148

(1) The Interest cost incurred contains the implicit interest from debt denominated in UF of ThCh$ 17,297,318, ThCh$ 10,865,788 and ThCh$ 28,818,096 for the years 2005, 2006 and 2007, respectively, that is included in price-level restatement under Chilean GAAP.

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

Marketable securities as of each year-end are as follows:

	As of December 31,

	2006	2007

	ThCh$	ThCh$

Cost plus accrued indexation and interest	17,467,109	5,362,558
Unrealized gain on marketable securities	15,823	394

Fair value	17,482,932	5,362,952

h) Employee Benefit Plans

Employee Benefits:

Employee pension and health insurance benefits are provided by independent pension funds and health-insurance companies, which are funded by employees’ contributions. The Company has no responsibility as an employer to make payments under these plans, other than to withhold amounts from employees’ salaries.

Until December 2003, most of the employees of the Company had a right to receive staff severance indemnity pay in case of voluntary or involuntary severance. This severance indemnity is generally equal to 40 days of remuneration for every year of service, based on the last salary paid for all employees. During 2003 and 2004, the Company and the employee syndicates negotiated a change in the plan. According to the agreement entered between both parties, the previous plan is “frozen” and accrual of staff severance indemnities does not continue

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (continued)
__________

after December 31, 2003. Employees will have a right to payment of severance indemnity similar to that regulated by the Chilean Labor Code, which restricts voluntary termination and is equal to 30 days remuneration for each year of service, based on the last salary paid, with a limit of 11 years of service, with the exception that his regulatory limit does not exist for employees who were hired prior to December 31, 2003.

Termination indemnity employee benefits have been accounted for in accordance with SFAS No, 87 consistent with that of a defined benefit pension plan, measuring the liability by projecting the future expected severance payments using a salary progression rate net of inflation adjustments, mortality and turnover assumptions, which are then discounted to their present value using actual interest rates. Actuarial gains and losses are recognized immediately.

An analysis of the changes in the accrued amounts for staff severance indemnities during the year ended December 31, 2006 and 2007 is as follows.

	Pension Benefits
	as of and for the years ended
	December 31,

	2006	2007

	ThCh$	ThCh$
Change in Projected Benefit Obligation
Benefit obligations at January 1 at restated values	(38,505,267)	(33,218,284)
Price-level adjustment	791,978	2,288,783
Benefit obligation at January 1 at historic value	(37,713,289)	(30,929,501)
Service cost	(3,586,971)	(4,530,895)
Interest cost	(2,262,798)	(1,855,770)
Actuarial (gain) loss	4,004,649	1,668,628
Benefits paid	6,340,125	2,812,083

Projected Benefit obligations as of December 31,	(33,218,284)	(32,835,455)

Net liability recorded under US GAAP	(33,218,284)	(32,835,455)

Accumulated benefit obligation	(32,154,708)	(31,637,925)

Assumptions used in actuarial calculation
Discount rate	6.0%	6.0%
Rate of compensation increase	1.5%	1.5%
Mortality (as per table)	RV-85	RV-85
Turnover	2.34%	2.34%

	For the years ended December 31,

	2005	2006	2007

	ThCh$	ThCh$	ThCh$

Components of net periodic benefit cost
Interest cost	(1,981,861)	(2,262,798)	(1,855,770)
Service cost	(4,461,402)	(3,586,971)	(4,530,895)
Amortization of prior service cost	(836,336)	(426,381)	(311,058)
Actuarial (gain) loss	1,983,317	4,004,649	1,668,628

Net periodic benefit cost	(5,296,282)	(2,271,501)	(5,029,095)

There is no separate fund established for the payment of these obligations. Respective obligations will be satisfied fron the company´s general funds.

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (continued)
__________

Following is a schedule of estimated pay-out of indemnities benefits in each of the next five years:

As of December
31, 2007

ThCh$

2008	574,126
2009	226,589
2010	436,957
2011	632,840
2012	680,746
Thereafter	62,043,591

i) Advertising Cost

The Company expenses advertising costs as incurred, Consolidated advertising costs for the years ended December 31, 2005, 2006 and 2007 were ThCh$ 10,651,036, ThCh$ 8,115,278 and ThCh$ 7,777,129, respectively.

j) Intangibles

The annual amortization expense expected for the years 2008 through 2012 is as follows:

Amortization expense	ThCh$
2008	4,337,552
2009	1,866,213
2010	1,421,017
2011	1,313,179
2012	1,300,428

k) Recent accounting pronouncements

(i) In September 2006, the FASB issued Statement of Financial Accounting Standards No, 157, "Fair Value Measurements". This statement defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS 157 is effective for fiscal years beginning after November 15, 2007 for financial assets and liabilities and November 15, 2008 for others. The Company is currently evaluating the impact that will result from the adoption of SFAS 157.

(ii) In February 2007, the FASB issued Statement of Financial Accounting Standards No, 159, "The Fair Value Option for Financial Assets and Financial Liabilities". SFAS No. 159 permits measurement of recognized financial assets and liabilities at fair value with some exceptions. Changes in the fair value of items for which the fair value option is elected should be recognized in income or loss. The election to measure eligible items at fair value is irrevocable and can only be made at defined election dates or events, generally on an instrument by instrument basis. Items for which the fair value option is elected should be separately presented or be parenthetically disclosed in the statement of financial position. SFAS No, 159 also requires significant new disclosures that apply for interim and annual financial statements. SFAS No. 159 will be effective for fiscal years beginning after November 15, 2007 with earlier adoption permitted, if certain conditions are met. The Company does not expect the result of adopting SFAS No. 159 to be material to the consolidated financial statements.

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (continued)
__________

(iii) In December 2007, the FASB issued SFAS No. 141 (revised 2007) “Business Combinations”. SFAS 141 (R) establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, any noncontrolling interest in the acquiree and the goodwill acquired. SFAS 141R also establishes disclosure requirements to enable the evaluation of the nature and financial effects of the business combination. SFAS 141R is effective for fiscal years beginning after December 15, 2008. Earlier adoption is prohibited. SFAS 141 (R) will be applied to future business combinations, if any, consummated by the Company.

(iv) In December 2007, the FASB issued SFAS No. 160 “Noncontrolling interests in Consolidated Financial Statements – an amendment of ARB No. 51”. SFAS No. 160 establishes accounting and reporting standards that require that the ownership interests in subsidiaries held by parties other than the parent be clearly identified, labeled, and presented in the consolidated statement of financial position within equity, but separate from the parent's equity; the amount of consolidated net income attributable to the parent and to the noncontrolling interest be clearly identified and presented on the face of the consolidated statement of income; and changes in a parent's ownership interest while the parent retains its controlling financial interest in its subsidiary be accounted for consistently. SFAS No. 160 is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. The Company is in the process of evaluating the financial impact of adopting SFAS 160.

(v) In March 2008, the FASB issued SFAS No. 161 “Disclosures about Derivative Instruments and Hedging Activities”. The new standard is intended to improve financial reporting about derivative instruments and hedging activities by requiring enhanced disclosures to enable investors to better understand their effects on an entity’s financial position, financial performance, and cash flows. It is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. The Company is in the process of evaluating the financial impact of adopting SFAS 161.

(vi) On August 28, 2007, the SVS issued an official announcement with respect to the adoption of International Financial Reporting Standards (IFRS) in Chile. According to this announcemente, the Company will have to adopt IFRS as of January 1, 2009 or 2010. The Company is in the process of defining a convergence plan, and is currently evaluating the impacts that the application of IFRS will have on the financial statements.

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (continued)
__________

2007
Schedule II - Valuation and Qualifying Accounts
(in thousands of constant Chilean pesos of December 31, 2007)

	Balance at	Charged to		Balance at
	beginning of	costs		end of
	period	and expenses	Write off	period

	ThCh$	ThCh$	ThCh$	ThCh$

December 31, 2005	100,002,824	17,895,295	47,298,499	70,599,620
Allowance for doubtful accounts	99,195,596	17,093,812	46,901,132	69,388,276
Allowance for obsolescence	807,228	801,483	397,367	1,211,344

December 31, 2006	70,599,620	18,387,656	15,809,270	73,178,006
Allowance for doubtful accounts	69,388,276	17,947,630	15,542,845	71,793,061
Allowance for obsolescence	1,211,344	440,026	266,425	1,384,945

December 31, 2007	73,178,006	13,636,304	5,195,511	81,618,799
Allowance for doubtful accounts	71,793,061	12,741,043	4,937,984	79,596,120
Allowance for obsolescence	1,384,945	895,261	257,527	2,022,679