Form 20-F
period 2008-12-31
TELECOMMUNICATIONS CO OF CHILE
filed 2009-04-28
CIK 863614

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)
☐  REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF
THE SECURITIES EXCHANGE ACT OF 1934

OR

☒  ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2008

OR

☐  TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from _________ to _________

OR

☐  SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF
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

Yes    ☐                No   ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes    ☐                No   ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 (the “Exchange Act”) during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days:

Yes    ☒                No   ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer    ☒                    Accelerated filer     ☐                        Non-accelerated filer  ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP   ☐   International Financial Reporting Standards as issued by the International Accounting Standards Board  ☒   Other  ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

Item 17   ☐          Item 18    ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes    ☐                No   ☒

i

CERTAIN TERMS AND CONVENTIONS

All references to “Chile” or the “Republic” are references to the Republic of Chile. All references to the “Government” are references to the Government of Chile. Unless otherwise specified, all references to “Telefónica Chile” or the “Company” are references to Compañía de Telecomunicaciones de Chile S.A., a publicly held stock corporation (sociedad anónima abierta) organized under the laws of Chile, and its subsidiaries. All references to “Telefónica” are references to Telefónica S.A., a publicly held stock corporation organized under the laws of the Kingdom of Spain that owned, directly and indirectly, 97.89% of the Company’s ordinary shares at January 31, 2009. All references to “Telefónica Group” are references to Telefónica and its subsidiaries, including Telefónica Chile.

Unless otherwise specified, all references to “$,” “US$,” “U.S. dollars” and “dollars” are to United States dollars, references to “Chilean pesos,” “pesos” or “Ch$” are to Chilean pesos, references to “UF” are to Unidades de Fomento, a daily-indexed Chilean peso-denominated monetary unit that takes into account the effect of the Chilean inflation rate of the previous month, and references to “UTM” are to Unidad Tributaria Mensual, a monthly-indexed Chilean peso-denominated monetary unit that takes into account the effect of the Chilean inflation rate of the month before the previous month. All references to “euros” are to the common currency of the European Union. Unless otherwise specified, all references to “IFRS” are to international financial reporting standards as issued by the International Accounting Standards Board (the “IASB”), all references to “Chilean GAAP” are to generally accepted accounting principles in Chile and all references to “U.S. GAAP” are to generally accepted accounting principles in the United States. All references to the “SVS” or “Chilean Securities and Exchange Commission” are to the Superintendencia de Valores y Seguros de Chile.

PRESENTATION OF FINANCIAL INFORMATION

This Annual Report contains the audited consolidated balance sheets of Compañía de Telecomunicaciones de Chile S.A. and its Subsidiaries as of December 31, 2008 and 2007 and the related consolidated statements of income, shareholders’ equity and cash flows for each of the two years in the period ended December 31, 2008 (collectively, the “Audited Consolidated Financial Statements” or “Financial Statements”), which were audited by Ernst & Young Ltda.

Since January 1, 2008, the Company’s consolidated financial statements are and will be prepared in accordance with the International Financial Reporting Standards as published by the IASB.

The Company’s consolidated financial information as of and for the year ended December 31, 2007 included in the Company’s annual consolidated financial statements was restated in accordance with IFRS. See Note 3 to the Audited Consolidated Financial Statements of the Company as of and for the year ended December 31, 2008, included elsewhere in this Annual Report.

As permitted by IFRS, the Company maintained the restatement of adjustments since January 1, 2004, the same date used as the transition date to IFRS by Telefónica, the Company’s parent company.

IFRS differs in certain significant respects from Chilean GAAP. As a result, the Company’s financial information presented under IFRS is not directly comparable to its financial information presented under Chilean GAAP, and readers should avoid such a comparison. Merely for the convenience of the reader, translations of certain amounts into dollars at a specified rate have been included. Unless otherwise specified, or unless the context otherwise requires, the U.S. dollar equivalent for information in Chilean pesos is based on the exchange rate (the “Observed Exchange Rate”) reported by Banco Central de Chile (the “Central Bank”) that is computed, for any date, by averaging the exchange rates of the previous business day’s transactions in Chile’s Mercado Cambiario Formal (the “Formal Exchange Market”). On January 2, 2009, the Central Bank reported that the Observed Exchange Rate with reference to December 31, 2008, the last business day in 2008 for which an exchange rate was reported, was Ch$636.45 per US$1.00. Telefónica Chile does not represent that the Chilean peso or U.S. dollar amounts in this Annual Report actually represent, or could have been or could be converted into, U.S. dollars or Chilean pesos, as the case may be, at the rates indicated, or at any particular rate or at all. See “Item 3. Key Information—Exchange Rates” for information regarding historical rates of exchange in Chile from January 1, 2004.  Unless otherwise specified, references to the depreciation or the appreciation of the Chilean peso against the U.S. dollar are in nominal terms (without adjusting for inflation), based on the Observed Exchange Rates for the relevant period.

FORWARD-LOOKING STATEMENTS AND ASSOCIATED RISKS

This Annual Report contains certain “forward-looking statements” within the meaning of Section 21E of the Exchange Act. Some of these forward-looking statements include forward-looking phrases such as “anticipates,” “believes,” “could,” “estimates,” “expects,” “foresees,” “intends,” “may,” “should” or “will continue,” or similar expressions or the negatives thereof or other variations on these expressions, or similar terminology, or discussions of strategy, plans or intentions. These statements also include descriptions in connection with, among other things:

•	the Company’s business development plans and strategies, including its asset growth, cost-saving and financing plans;

•	new offerings of services and acquisitions of licenses, and anticipated demand related to such new services and licenses;

•	the future impact of competition;

•	economic and political developments in Chile;

•	the effects of inflation and currency volatility on the Company’s financial condition and results of operations;

•	the outcome of regulatory proceedings in which the Company is involved, including its litigation with the State of Chile;

•	the Company’s unionized employees;

•	trends affecting the Company’s financial condition or results of operations; and

•	regulations affecting the Company’s business, including tariff decrees, new rulings, concession and licenses.

Such statements reflect the Company’s current views regarding future events and are subject to certain risks, uncertainties and assumptions. Many factors could cause actual results, performance or achievements to be materially different from any future results, performance or achievements that forward-looking statements may express or imply, such as, for example:

•	changes in regulations and laws;

•	the Company’s ability to implement its cost and expenses control plans and its investment program, including its ability to arrange financing where required;

•	the nature and extent of future competition and technological development;

•	political, economic and demographic developments in Chile; and

•
other risks and uncertainties, some of which are described in more detail in “Item 3. Key Information—Risk Factors,” “Item 4. Information on the Company” and “Item 5. Operating and Financial Review and Prospects.”

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

ITEM 2.                      OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.                      KEY INFORMATION

A.           Selected Financial Data

The following table presents selected financial data as of December 31, 2008 and the previous year. The selected financial data should be read in conjunction with the Audited Consolidated Financial Statements and notes thereto, “Item 5. Operating and Financial Review and Prospects” and other financial information included herein.

Since January 1, 2008, the Company’s consolidated financial statements are and will be prepared in accordance with the International Financial Reporting Standards as published by the International Accounting Standards Board (IASB).

The Company’s consolidated financial information as of and for the year ended December 31, 2007 included in the Company’s annual consolidated financial statements was restated in accordance with IFRS. See Note 3 to the Audited Consolidated Financial Statements of the Company.

As permitted by IFRS, the Company maintained the restatement of adjustments since January 1, 2004, the same date used as the transition date to IFRS by Telefónica, the Company’s parent company.

IFRS differs in certain significant respects from Chilean GAAP. As a result, the Company’s financial information presented under IFRS is not directly comparable to its financial information presented under Chilean GAAP, and readers should avoid such a comparison.

	For the year ended December 31,
	2007	2008	2008
	(in millions of Chilean pesos for the years ended December 31)		(in millions of U.S. dollars)
Income Statement:
Revenues	696,300	738,731	1,160.7
Other operating income	9,059	28,131	44.2
Employee expenses	(86,268)	(101,029)	(158.7)
Depreciation and amortization	(181,591)	(167,573)	(263.3)
Other miscellaneous operating expenses	(357,908)	(411,078)	(647.6)
Financial expenses (net)	(11,044)	(27,009)	(42.4)
Participation in profit of associates accounted for using equity method	1,783	1,607	2.5
Foreign currency exchange differences	(29,793)	(7,504)	(11.8)
Profit Before Taxes	40,536	54,276	85.3
Income Taxes	(8,980)	(6,369)	(10.0)
Profit for the Year	31,556	47,907	75.2
Minority Interest	(91)	(69)	(0.1)
Profit attributable to equity holders of instruments of the parent	31,647	47,975	75.4
Earnings per ADS (US$)(1)(3)	0.21	0.31	–
Earnings per Share (Ch$)(1)	33.0	50.1	–
Dividend per Share(2)	19.4	11.3	0.02

	For the year ended December 31,
	2007	2008	2008
	(in millions of Chilean pesos for the years ended December 31)		(in millions of U.S. dollars)
Dividends per ADS (US$)(3)	0.12	0.07	–
Weighted Average Number of Shares Outstanding	957,157,085	957,157,085	–
Consolidated Balance Sheet Data:
Cash and cash and equivalents	73,084	71,555	112.4
Property, plant and equipment	1,028,281	1,011,577	1,589.4
Total Assets	1,463,544	1,485,456	2,333.9
Current liabilities	339,000	398,659	626.4
Non-current liabilities	503,395	482,058	757.4
Net cash flows used in financing activities	68,770	51,499	80.9
Total equity attributable to Shareholders of parent	621,149	604,739	950.2
Consolidated Cash Flow Data:
Net cash flows from operating activities	228,958	178,137	279.9
Net cash flows used in investing activities	128,237	128,167	201.4
Capital Stock	737,179	697,936	1,096.6
Capital Expenditures (4)	141,304	147,989	232.5

(1)	Basic earnings (loss) per share have been computed using the weighted average number of shares outstanding during each period presented.

(2)	Dividends paid represents the amount of dividends paid in the periods indicated.

(3)
Calculated on the basis that each ADS represents four shares of Series A Common Stock. Dividends represent an amount equal to the interim dividends declared for each year and the final dividend for the preceding year declared in April of each year. See “Item 8. Financial Information—Dividend Policy and Dividends.”

(4)	Represents the amount disbursed in each year, irrespective of the year in which the investment was made.

The following table presents selected financial data expressed in Chilean pesos as of December 31, 2007 for the three previous years, in accordance with the Consolidated Financial Statements presented to the SEC in the form 20-F for the year 2007, which were prepared in accordance with Chilean GAAP, which differs in certain significant respects from U.S. GAAP.  The following selected consolidated financial data was affected by certain changes in the Company’s corporate structure during the years presented. In particular, the data for 2004 reflects the divestiture and deconsolidation of the Company’s mobile subsidiary Telefónica Móvil pursuant to its sale in July 2004.

	2004 (1)	2005	2006
	(in millions of Chilean pesos for the year ended December 31, 2007)
Statement of Operations Data:
Chilean GAAP
Operating Revenues	798,488	636,779	619,917
Operating Costs and Expenses	(504,908)	(409,073)	(400,629)
Administrative and Selling Costs	(180,959)	(132,200)	(130,550)
Operating Results	112,619	95,505	88,738
Interest Income	10,549	8,755	4,765
Interest Expense, Net of Capitalized Interest	(61,406)	(32,350)	(20,922)
Price Level Restatement and Exchange Differences(1)	10,204	3,181	715
Other non-operating income, net(7)	353,258	(10,828)	(16,469)
Income before Income Taxes	425,223	64,264	56,826
Income Taxes	(70,883)	(36,616)	(31,790)
Net Income (loss)	354,019	27,615	25,081
Dividends Paid(2)	720,073	126,916	25,800
Chilean GAAP earnings (loss) per Share(3)	369.87	28.85	26.20
Earnings per ADS(4)	1,479.48	115.40	104.80
Dividends per Share(5)	752.3	13.60	26.95
Dividends per ADS(4)	3,009.22	530.39	107.82
Weighted Average Number of Shares Outstanding	957,157,085	957,157,085	957,157,085

	2004 (1)	2005	2006
	(in millions of Chilean pesos for the year ended December 31, 2007)
Statement of Operations Data:
U.S. GAAP
Net Income (loss) in accordance with U.S. GAAP	22,788.1	50,042.0	43,705.9
Net income (loss) from continuing operations*	24,209.0	50,042.0	43,705.9
Net income (loss) from discontinuing operations*	(1,420.9)	-	-
Number of Shares	957,157,085	957,157,085	957,157,085
Net Income (loss) in accordance with U.S. GAAP per Share	23.81	52.28	45.66
Net Income (loss) from continuing operations per Share	25.29	52.28	45.66
Net Income (loss) from discontinuing operations per Share	(1.48212)	-	-
Balance Sheet Data:
Chilean GAAP
Current Assets	479,776	349,041	315,448
Property, Plant and Equipment, net	1,570,989	1,426,066	1,330,430
Other Assets	101,580	101,229	87,771
Total Assets	2,152,345	1,876,336	1,733,648
Total Long-Term Debt (including Current Maturities)(8)	636,492	550,875	431,308
Total Shareholders’ Equity	1,118,843	1,014,943	967,417
U.S. GAAP
Total Assets	2,157,075	1,876,029	1,744,700
Shareholders’ Equity	981,161	882,845	855,992
Paid in Capital	1,000,817	1,000,817	956,821
Other Data:
Capital Expenditures(6)	92,404	79,024	117,629

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

The following table sets forth the high, low, average and year-end Observed Exchange Rates for U.S. dollars for each year beginning with 2004 and for each of the past six months, as reported by the Central Bank. On March 31, 2009, the Observed Exchange Rate was Ch$583.26 per US$1.00.

	Observed Exchange Rates(1) (Ch$ per US$)
	Low(2)	High(2)	Average(3)	Period-End

Year ended December 31, 2004	557.40	649.45	609.51	557.40
Year ended December 31, 2005	509.70	592.75	559.77	512.50
Year ended December 31, 2006	511.44	549.63	530.28	532.39
Year ended December 31, 2007	493.14	548.67	522.42	496.89
Year ended December 31, 2008	431.22	676.75	522.35	636.45
Month ended October 31, 2008	555.56	676.75	623.79	669.94
Month ended November 30, 2008	629.19	675.57	651.24	664.57
Month ended December 31, 2008	625.59	674.83	647.91	636.45
Month ended January 31, 2009	610.09	643.87	622.09	617.10
Month ended February 28, 2009	583.32	623.87	605.10	599.04
Month ended March 31, 2009	572.39	643.87	606.73	583.26

Source:	Central Bank and Reuters Data Base

(1)	Reflects nominal pesos at historical values.

(2)	Exchange rates are the actual high and low for each period.

(3)	Corresponds to daily average rates during the period.

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

Tariff regulation

The Chilean Government has historically regulated local telephony services in Chile. The Comisión Resolutiva Antimonopolios (the “Antitrust Authority”, now known as the “Tribunal de Libre Competencia”), a Chilean government agency responsible for making certain determinations relating to competitive conditions in the telecommunications industry, determined that Telefónica Chile is a dominant operator of local telephony in many geographical areas of Chile. As a result, the Company is subject to tariff decrees that regulate certain rates and fees that the Company can charge for such local telephony services in most of the country. In accordance with the telecommunications law, all telecommunications operators are subject to regulation of their access charges (the charge to telecommunications operators for accessing another operator’s network) which have been set at different levels depending on the operator. Consequently, costs of accessing different operators’ networks differ. Regulatory changes in approved access charge rates may affect the revenues for local telephony and costs of interconnections to other local operators. Similarly, interconnections to local operators represent costs for the long distance and mobile businesses. Despite the above, in January 2009, the Antitrust Authority issued an opinion recognizing that current market conditions do not justify tariff regulation regarding local telephone service (fixed and variable charge), public telephones and line connections. The Chilean telecommunications authority, the Subsecretaría de Telecomunicaciones (“Subtel”), may confirm, modify or reject that opinion and, in any case, the Company can give no assurance that the eventual ruling, if any, will not have a material adverse effect on the results of operations or financial position of the Company.

Tariff regulation may have a significant impact on Company revenues and its ability to compete in the marketplace, as the Company is required to charge the same tariff to all clients in a designated tariff area. See “Item 4. Information on the Company—Business Overview—Licenses and Tariffs.” In 2008, approximately 27% of Company revenues (including the regulated items in fixed charge, variable charge, access charges and public telephony) were from regulated business activities. The application of the local service tariffs, defined by Tariff Decree No. 169 for the period from 2004 to 2009, resulted in a minor impact in the 2004 and 2005 financial statements of Telefónica Chile. In contrast, the introduction of Tariff Decree No. 187 in May 1999 resulted in a reduction of approximately 25% in regulated revenues per line in the first year. Since 1999, the Company has sought administrative relief to correct what it believes are certain errors and illegalities in Tariff Decree No. 187. Upon denial of such relief, and having exhausted the administrative recourses available to it, in March 2002, Telefónica Chile filed a civil lawsuit for damages against the State of Chile, which is currently pending.

The Company can give no assurance that future tariff decrees for fixed telephony will not have a material adverse effect on the results of operations or financial position, as such future tariff decrees could cause alterations in demand or traffic volume, or changes in the timing of traffic distribution from more expensive to less expensive time slots.

Other regulations

New regulations or changes in the existing regulatory model may adversely affect the Company’s businesses. No assurance can be given that future regulations, if any, will not have a material adverse effect on the Company’s results of operations of financial position.

Law No. 18,168 (as amended, and together with the regulations promulgated thereunder, the “Telecommunications Law”) also specifies certain causes for which an operator can be sanctioned through penalties or even the termination of its public or intermediate service license, if the operator is in violation of the law or does not comply with the terms and conditions to which the license is subject. If the holder believes that its license has been terminated unlawfully, the holder may appeal the termination in Chilean courts. If a license is terminated, the holder is barred from applying for any license for a period of five years. Any such sanctions could have a material adverse effect on the Company’s results of operations or financial position.

Telefónica Chile faces intense competition.

Telefónica Chile faces intense competition in every aspect of its business, ranging from existing operators to new entrants. In addition, consolidation is leading to greater levels of competition.

In 2004, two leading cable operators merged. The combined company, VTR GlobalCom, currently leads the paid television market and is also a relevant player in broadband and fixed telephony. In the mobile telephony business, Telefónica Móviles (“TEM”) acquired Bellsouth in Chile and the mobile subsidiary of Telefónica Chile in 2004. In the same year, competition increased with the entry of new operators, primarily in the long distance and data transmission businesses. The Mexican operator Telmex, a data transmission operator, and América Móvil, a Telmex affiliate, entered the local mobile telephony market by acquiring Smartcom in August 2005. In 2007, Telmex also acquired ZAP, a local satellite television operator. Similarly, in September 2005, the local data transmission operator, GTD, acquired the local fixed operator Manquehue. In 2008, Telmex started building a hybrid fiber coaxial network with voice, broadband and pay television services. Telmex had already entered the residential segment through a bundled offer of telephony, broadband and satellite television. Its telephony and broadband services are provided over WiMax. See “Item 4. Information on the Company—Business Overview Areas—Market and Competition.”

In the fixed local telephony market, Telefónica Chile competes with both mobile telephony and other fixed and cable telephony operators, which are not subject to the same tariff regulations as the Company and therefore may compete with different conditions. Partly as a result, the Company’s market share has declined. In the corporate communications and data transmission services market, there are eight major operators in the main cities of Chile, three of which have nationwide infrastructure coverage. In the long distance services market, Telefónica Chile competes with numerous other long distance operators and with mobile telephone operators in the domestic long distance market. As a result, the Company has faced intense pricing pressure and a decreasing trend in traffic. Telefónica Chile also faces increasing competition in broadband services and in pay television services as well. The development of new technologies, such as wireless accesses like WiMax or 3G networks, deployed by mobile operators to provide wireless broadband has increased competition in the market. See “Item 4. Information on the Company—Business Overview—Market and Competition.” Increased competition or the entrance of new competitors could adversely affect the Company’s results of operations, financial condition or prospects.

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

Recent trends seen outside of Chile have shown an increased use of IP technology as a substitute for traditional voice services, which are often provided at lower prices. The Telecommunications Law requires a regulation to be defined for these services to be offered to the public. Additionally, in 2006, Subtel initiated a process of public inquiry for new regulations relating to IP telephony over broadband. After receiving comments from thirty actors during the inquiry process, on June 14, 2008, Rule No. 484 regarding voice over IP services was published in the Official Gazette. Even though, such rule favors the application of regulations similar to those of public telephone services to voice over IP, use of this technology may serve as a substitute for the Company’s local and long distance traffic and increase pricing pressure.

As a result, if the Company chooses to introduce any such new telephony products or services, it can give no assurance that the benefits of such new products and services will not be materially offset by declines in existing products and services offered by the Company or that it will be permitted to participate in that business.

Labor relations may negatively impact Telefónica Chile.

As of December 31, 2008, approximately 60% of the Company’s employees were union members. As of December 31, 2008, the Company had collective bargaining agreements in place with 22 unions.

The Company has taken steps to maintain stable labor relations, such as the contracts for periods from three to four years that were signed after a successful collective bargaining process, as well as the agreement between the Company and its employees in order to implement a new model of labor relations, which was designed to encourage a greater degree of participation and to address the interests of workers and management alike. In 2008, a collective labor agreement was signed with the Chilean telecommunications union, SINTELFI, the largest union in terms of representation of Company employees, representing 1,605 employees. The agreement was negotiated in advance of its expiration, and modified the parameters for annual compensation and incentive adjustments, basing them on performance, productivity and alignment with business objectives. As of December 31, 2008, 92.8% of unionized employees have signed three to four year contracts.

However, the Company can provide no assurance that in the future it will be able to successfully negotiate new contracts on favorable terms, or that the unions involved in the negotiations will not choose to implement a labor strike or invoke Article 369 at such time. Article 369 of the Chilean Labor Code allows unions that are renewing labor agreements to freeze the conditions of the previous agreement for a period of 18 months. In addition, new regulations or changes in the existing labor laws may adversely affect the Company’s businesses.

Telefónica is the controlling shareholder of Telefónica Chile, and thus may determine the outcome of actions requiring shareholder approval.

As a result of the tender offers launched by Inversiones Telefónica International Holding Limitada in September and December 2008, Telefónica Internacional Chile S.A. increased its ownership of Telefónica Chile’s common stock from 44.9% to 97.89%. Telefónica Internacional Chile is a 99.9% owned subsidiary of Telefónica Chile Holding B.V., which in turn is indirectly wholly-owned by Telefónica. Consequently, Telefónica has the ability to determine the outcome of any actions requiring shareholder approval. See “Item 10. Additional Information—Memorandum and Articles of Association—Shareholders’ Meetings and Voting Rights.” In addition, Telefónica’s equity stake in Telefónica Chile allows Telefónica to control the Company’s Board of Directors. At the General Annual Shareholders’ Meeting held on April 13, 2007, Telefónica elected five of seven members of the Board of Directors.

The Company could be adversely affected if major suppliers fail to provide needed equipment and services on a timely basis.

The Company depends on suppliers for network infrastructure, equipment and services to satisfy its operating needs. Many suppliers rely heavily on labor; therefore, any work stoppage or labor relations problems affecting the Company’s suppliers could adversely affect its operations. Suppliers may, among other things, extend delivery times, raise prices and limit supply due to their own shortages and business requirements. If these suppliers fail to deliver products and services on a timely basis that satisfies its customers’ demands, the Company could be negatively affected. Similarly, interruptions in the supply of telecommunications equipment for networks could impede network development and expansion.

The Company’s historical consolidated financial and operating results may not be indicative of future performance.

The Company has divested subsidiaries in the past years. See “Item 4. Information on the Company—History and Development of the Company—Divestures.” In October 2008, the Company sold the assets and customer portfolio of a subsidiary, Telefónica Asistencia y Seguridad S.A., to Prosegur for a total of Ch$15,563 million. In

July 2004, the Company sold its mobile subsidiary, which provided 29.2% of operating revenues in the year ended December 31, 2003, and generated Ch$13,467 million (historic value) in operating income during the same period. The sale of businesses resulted in the loss of their contributions to the Company’s operating results. No assurances can be given that the Company will or will not divest of additional businesses in the future or that such divestitures will or will not affect the Company’s results and access to financing. As a result, the Company’s historical consolidated financial results for and as of the end of periods ending on or prior to these transactions may not be indicative of its future operating and financial performance.

The Company may not be successful in the development of new businesses or product innovation.

The Company cannot ensure the success of any new services, products or the development of new businesses in the telecommunications market or other markets, or their impact on the Company’s results.

Certain considerations related to platforms located in other countries.

The Company operates in Chile and most of its systems and platforms are located within Chile. Nevertheless, the Company also relies on shared platforms within the Telefónica Group, such as SAP accounting support, and other equipment outside Chile in order to provide the pay television service. As a result, the Company cannot assure that volatility or unfavorable economic, political and social conditions outside Chile will not materially affect its ability to provide services.

The Company may not be able to refinance its outstanding indebtedness.

The Company’s total financial debt as of December 31, 2008 amounted to Ch$436,388 million, (US$685.7 million), including current maturities, outstanding derivatives and fair value adjustments, with an average maturity of 2.4 years. Although in the past Telefónica Chile has relied substantially on public debt issuances and bank loans to meet its financing requirements, in recent years its main sources of liquidity have been cash flow generated from operations and cash flow resulting from savings associated with the refinancing of certain loans and sale of assets. In 2008, the Company continued with the renegotiation of loans and extending of maturities. As a result, the Company has similar amounts of debt maturing in each of the next five years, the repayments of which are expected to be funded through cash flow generated from operations and refinancings.

Due to recent turmoil in global credit markets and the continued decline in the global economy, the Company may not be able to refinance its debt at terms that are as favorable as those from which the Company previously benefited, at terms that are acceptable to the Company or at all. Refinancing of debt or increased levels of debt could have negative effects that include: difficulties in obtaining future financing; reductions in credit ratings issued by rating agencies; restrictions on cash flows or operations imposed by lenders; higher rates; and reduced flexibility to take advantage of or pursue other business opportunities. For these reasons, among others, if current economic conditions persist or decline, the Company’s operating results and financial condition, as well as its ability to service debt and pay other obligations, could be adversely affected.

A system failure could cause delays or interruptions of service, which could cause us to lose customers.

To provide effective service, the Company will need to continue to provide its customers with reliable service over its network. Some of the risks to the Company’s network and infrastructure include:

•	physical damage to access lines and networks;

•	power surges or outages;

•	software defects;

•	disruptions beyond the Company’s control; and

•	disruptions due to changes in obsolete equipment.

The Company’s operations also rely on a stable supply of utilities. Given recent instability of those supplies, including the supply of gas from Argentina and electricity rationing in Chile, the Company can not ensure that future supply instability or interruptions will not impair its ability to procure required utility services in the future, which could adversely impact its operations.

Prolonged service interruptions could affect the Company’s business. The Company relies heavily on its network equipment, telecommunications providers, data and software to support all of its functions. The Company relies on its networks and the networks of others for substantially all of its revenues. The Company is able to deliver services only to the extent that it can protect its network systems against damage from power or telecommunications failures, computer viruses, natural disasters, unauthorized access, theft of copper wires from external networks and other disruptions. While the Company endeavors to provide for failures in the network by providing backup systems and procedures, it cannot guarantee that these backup systems and procedures will operate satisfactorily in an emergency. Should the Company experience a prolonged failure, it could seriously jeopardize its ability to continue operations. In particular, should a significant service interruption occur, its customers may choose a different provider and its reputation may be damaged, reducing its attractiveness to new customers.

The Company may not be successful in currently pending legal proceedings.

The Company is a party to lawsuits and other legal proceedings in the ordinary course of its businesses, some of which have been pending for several years. An adverse outcome in, or any settlement of, these or other lawsuits could result in significant costs and negatively impact the Company’s financial results. See “Item 8. Financial Information—Consolidated Statements and Other Financial Information—Legal Proceedings.”

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

Unfavorable general economic conditions, such as a recession or economic slowdown in Chile, could negatively affect the affordability of and demand for some of the Company’s products and services. In difficult economic conditions, consumers may seek to reduce discretionary spending by forgoing purchases of the Company’s products, electing to use fewer higher-margin services or obtaining products and services under lower-cost programs offered by other companies. Similarly, under these conditions the business customers that the Company serves may delay purchasing decisions, delay full implementation of service offerings or reduce their use of services. Furthermore, adverse economic conditions may lead to an increased number of the Company’s consumer and business customers that are unable to pay for services. If any of these events were to occur, it could have a negative effect on the Company’s results of operations.

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

Unfavorable general economic conditions, including the current recession in the United States and the recent financial crisis affecting the global banking system and financial markets, have caused a decrease in the amount of foreign capital invested in emerging markets, including Chile and Latin America. In turn, this has caused securities markets in many emerging markets, including Chile and Latin America, to decrease in value and has led to depreciation of emerging market currencies compared to the U.S. dollar. The Company cannot give any assurance that negative developments in Latin America or other emerging markets will not occur or that such negative developments would not adversely affect the securities markets in which the Company’s securities trade or affect the Company’s access to sources of financing.

An increase in inflation may adversely affect Telefónica Chile.

Chile has experienced high levels of inflation in the past. High levels of inflation in Chile could adversely affect the Chilean economy and Telefónica Chile’s financial condition and results of operations. The rate of inflation as measured by changes in the Chilean consumer price index in the years 2004, 2005, 2006, 2007 and 2008 was 2.4%, 3.7%, 2.6%, 7.8% and 7.1% respectively. Over the past two years, inflation has exceeded the Central Bank’s target range. Generally, high levels of inflation will adversely affect the Company’s financial condition to the extent that, during any given period:

•	the Company’s average domestic inflation-indexed liabilities exceed its average domestic inflation-indexed assets;

•	the Company’s average monetary assets exceed its average monetary liabilities; or

•	the Company is unable to transfer increased inflation-indexed costs such as labor and supplies to customers.

Any significant increase in the level of inflation in the future may adversely affect the performance of the Chilean economy and the operating results of the Company.

Currency devaluations and foreign exchange fluctuations may adversely affect Telefónica Chile.

Volatility of the value of the Chilean peso against the U.S. dollar could adversely affect the Company’s financial condition and results of operations. In 2004, 2005 and 2007, the peso recorded a nominal appreciation against the U.S. dollar of 6.1%, 8.1% and 6.7%, versus the prior year. However, in 2006 and 2008 the peso experienced a nominal depreciation of 3.9% and 28.1%, respectively.

The main driver of exchange rate volatility in the past years was the significant devaluations in other Latin American countries, mainly Brazil, as well as general uncertainty and trade imbalances in global markets. In  2007, Chilean peso appreciation was driven by improvement in Chilean economic indicators and record commodities prices, together with weakness in the U.S. dollar. More recently, the primary driver of exchange rate volatility has been the substantial appreciation of the U.S. dollar relative to emerging markets currencies, including the Chilean peso. The value of the Chilean peso against the U.S. dollar may continue to fluctuate significantly in the future. See “Item 3. Key Information—Selected Financial Data—Exchange Rates.”

Historically, a significant portion of the Company’s indebtedness has been denominated in U.S. dollars, while a substantial part of its revenues and operating expenses has been denominated in pesos. If the peso’s value declines against the dollar, Telefónica Chile will need more pesos to repay the same amount of dollar-denominated debt. As a result, fluctuations in the Chilean peso to U.S. dollar exchange rate may affect the Company’s financial condition and results of operations. As of December 31, 2008, 67.8% of the Company’s interest-bearing debt was denominated in U.S. dollars and was fully hedged against exchange rate variations between the peso and the U.S. dollar through financial instruments such as forward exchange agreements and cross-currency swaps. The remainder of the Company’s interest-bearing debt is UF- or peso-denominated and therefore not subject to exchange rate risk. The Company’s hedging policy against foreign exchange fluctuations is disclosed in “Item 11. Quantitative and Qualitative Disclosures About Market Risk—Risk of Variations in Foreign Currency Exchange Rates.”

Risks Relating to the Company’s ADSs

The relative illiquidity and volatility of Chilean securities markets and the decreased liquidity of the Company’s common stock could adversely affect the price of the Company’s ADSs and common stock.

Chilean securities markets are substantially smaller and less liquid than the major securities markets in the United States. In addition, Chilean securities markets may be affected materially by developments in other emerging markets, particularly in other countries in South America. Since the completion of the tender offers launched by

Telefónica Internacional Holding Limitada, the liquidity of the Company’s common stock in the Chilean market has markedly decreased. The relatively low liquidity of the Chilean market and the low liquidity of the Company’s common stock may impair the ability of holders of ADSs to sell shares of the Company’s common stock withdrawn from the ADS program into the Chilean market in the amount and at the price and time they wish to do so.

The termination of the deposit agreement relating to the Company’s ADSs may impair ADS holders’ ability to transfer their ADSs, delay ADS holders’ receipt of any dividends and result in the cancellation of the ADSs and the subsequent sale of the securities underlying the ADSs.

The Company has directed Citibank, N.A., as depositary, (the “Depositary”) to terminate the deposit agreement relating to the Company’s ADSs. Upon effectiveness of the termination, which the Company expects to occur on or about May 7, 2009 (the “Termination Date”), the Depositary will cease to provide certain services, including the registration of transfer of Telefónica Chile’s ADSs, and it will suspend the distribution of dividends to the holders of the ADSs. Existing ADS holders may exchange their ADSs for the underlying Series A Common Stock of the Company at any time until the expiration of a 60-day period commencing on the Termination Date. In addition, after the expiration of such 60-day period, the Depositary may, and intends to, sell the securities underlying the ADSs and may thereafter hold the net proceeds of any such sale, together with any other cash then held by it under the deposit agreement, in an unsegregated account, without liability for interest, for the pro rata benefit of the holders of the ADSs. The Company cannot guarantee that such termination will not impair ADS holders’ ability to transfer their ADSs when and if they choose to do so, will not delay the receipt of any dividends or that the sale of any securities underlying the ADSs will occur in a manner that maximizes the price obtained for such securities. See “Item 9. The Offer and Listing—Offer and Listing Details—Common Stock Prices and Related Matters” for more information.

The delisting of the Company’s ADS’ from the NYSE and the Company’s expected deregistration with the SEC may reduce the liquidity of the market for the Company’s ADSs.

Effective February 19, 2009, the Company’s ADSs have been delisted from the New York Stock Exchange. Following the delisting and the termination of the deposit agreement, the Company will deregister with the U.S. Securities and Exchange Commission (the “SEC”) if it becomes eligible to do so under the SEC’s rules. The company hopes to do so in or around October 2009. If it is able to deregister with the SEC, the Company will no longer be required to file annual or periodic reports with the SEC, and investors will have to rely on its filings with the SVS and the Chilean Stock Exchanges, which are made in the Spanish language, for information. As a result, there can be no assurance that a liquid market for the Company’s ADSs exists now or will exist in the future. See See “Item 9. The Offer and Listing—Offer and Listing Details—Common Stock Prices and Related Matters” for more information.

Controls on foreign investment and repatriation of investments in Chile may adversely impact the Company’s ADS holders’ ability to obtain and dispose of the shares of the Company’s common stock underlying its ADRs.

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

The Ley de Sociedades Anónimas (Law No. 18,046), the Reglamento de Sociedades Anónimas (the “Chilean Corporations Law”) and applicable regulations require that whenever the Company issues new common stock for cash, the Company grants preemptive rights to all of its shareholders (including holders of ADSs), giving them the right to purchase a sufficient number of shares to maintain their existing ownership percentage. Such an offering would not be possible unless a registration statement under the U.S. Securities Act of 1933, as amended, were effective with respect to such rights and common stock or an exemption from the registration requirements thereunder were available.

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

The Company’s corporate affairs are governed by its estatutos, or bylaws, and the laws of Chile. Under such laws, the Company’s shareholders may have fewer or less well-defined rights than they might have as shareholders of a corporation incorporated in a U.S. jurisdiction.

Foreign Exchange risks may adversely affect the U.S. dollar amount of dividends payable to holders of the Company’s ADSs.

Chilean trading in the shares of the common stock underlying ADSs is conducted in pesos. The Depositary will receive cash distributions that the Company makes with respect to the shares underlying the ADSs in pesos. The Depositary will then convert such pesos to U.S. dollars at the then prevailing exchange rate to make dividend and other distribution payments in respect to ADSs. If the Chilean peso depreciates against the U.S. dollar, the value of the ADSs and the distributions ADS holders receive from the Depositary may decrease.

ITEM 4.                      INFORMATION ON THE COMPANY

A.           History and Development of the Company

Telefónica Chile is a corporation organized under the Chilean Corporations Law. Telefónica Chile was incorporated on November 18, 1930 and has a duration through August 10, 2068. The address and telephone numbers of the Company’s registered office and the Company’s agent in the United States are as follows:

Compañía de Telecomunicaciones de Chile S.A. Avenida Providencia 111 Santiago, Chile Telephone: (562) 691-2020	CT Corporation System 111 Eighth Avenue New York, New York 10011 Telephone: (800) 624-0909

Telephone service in Chile commenced in 1880 with the formation of Compañía de Teléfonos Edison in Valparaíso. In 1927, the International Telephone and Telegraph Corporation (“ITT”) acquired the Chile Telephone Company, which had 26,205 telephones in operation at the time. In 1930, the Company was formed as a stock company named Compañía de Teléfonos de Chile S.A. In 1971, the Chilean Government intervened to take management control of the Company and, in 1974, the Chilean Government’s Corporación de Fomento de la Producción (“Corfo”) acquired 80% of the total shares issued by the Company, then held by ITT.

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

In April of 1990, TISA, a subsidiary of Telefónica, indirectly acquired the stock of Bond Chile—and thus all of Bond Chile’s interest in the Company. Bond Chile then changed its name to Telefónica Internacional Chile S.A. (“TIC”).

The Company’s July 1990 international offering of American Depositary Shares (“ADSs”) reduced TIC’s ownership to 44.5% of the Company’s issued and outstanding capital stock. Subsequently, payments made by third parties for subscribed but unpaid shares further reduced TIC ownership to 43.6% by 2003. In July 2004, TIC purchased an additional 1.3%, increasing its ownership stake in the Company up to 44.9%.

An Extraordinary Shareholders’ Meeting held on April 20, 2006 approved the modification of the Company’s brand name to “Telefónica Chile.” The legal name of the Company has not changed.

On September 17, 2008, Telefónica, acting through its subsidiary, Inversiones Telefónica Internacional Holding Limitada (“Inversiones Telefónica”), itself a subsidiary of TIC, launched a tender offer in Chile and the U.S. for the 55.1% of the shares of Telefónica Chile that it did not control. The tender offer was for any and all Telefónica Chile shares, including its ADSs, trading on the Santiago and New York exchanges, at a price per share of Ch$1000 for Series A shares (Ch$4000 per ADS) and Ch$900 for Series B shares. Among other conditions, the tender offer was subject to the approval at an Extraordinary Shareholders’ Meeting of an amendment to the Company’s bylaws that, among other things, would permit a shareholder to own more than 45% of the Company’s common stock. Although 55% of the shares voted in favor, the 75% majority required for approval was not achieved and the amendment was not approved. On October 28, 2008, an Extraordinary Shareholders’ Meeting was held to submit the aforementioned bylaw amendment to a vote after certain terms of the offer were modified, including an increase in the offer price to Ch$1100 per Series A share (Ch$4400 per ADS) and Ch$990 per Series B share.

With the approval of 85.9% of all outstanding shares eligible to vote, the Company’s shareholders approved the elimination of the following articles of the Company’s estatutos (“bylaws”): Article 1 bis (subject to Decree Law 3500); Article 5 bis (maximum permitted shareholding concentration of 45% of the outstanding shares, minimum minority shareholding requirement of 10% of the outstanding shares, minimum number of unrelated shareholders and minimum shareholdings of such shareholders requirement of 15% of the outstanding shares held by 100 or more shareholders, and restrictions pertaining to registration in the shareholders’ registry); Article 17 bis (minimum quorum required for certain actions by the board of directors); Article 24 bis (board faculty limits); Article 28 (selection of account inspectors); Article 32 bis (requirement of approval of investment and financing policy at the ordinary shareholders’ meeting); Article 33 bis (approval of the disposition of any assets essential to the Company’s operations, establishment of guarantees regarding such assets and early modification of the investment and financing policy at the extraordinary shareholders’ meeting); Article 40 bis (limitations on voting rights); Article 45 bis (minimum quorum requirement for modification of certain bylaw articles); Article 47 bis (Pension Funds Administrators’ right of withdrawal); and Article 51 bis (requirement to send certain information to shareholders). All the above relate to Title XII of Decree Law 3500.

On November 2, 2008, Inversiones Telefónica announced the success of the tender offer launched on September 17, 2008, having thus acquired a 96.75% equity interest. Pursuant to Chilean regulatory requirements, on December 2, 2008, Inversiones Telefónica launched a subsequent tender offer in Chile and the U.S. for all remaining shares at the same offer price as the previous tender offer. As a result of the tender offers, Inversiones Telefónica purchased 53.0% of the Company’s outstanding capital stock.

Currently, Telefónica Chile is controlled by TIC, which, directly and through Inversiones Telefónica, holds a combined 97.89% interest in the Company. TIC is indirectly wholly-owned by Telefónica S.A., a Spanish communications company whose shares are listed on various European, American and Asian stock exchanges. Telefónica’s capital stock is widely held and Telefónica does not have a controlling shareholder.

On January 29, 2009, Telefónica Chile’s Board of Directors resolved to terminate its ADR program, delist its ADSs from the New York Stock Exchange, deregister with the SEC and terminate the Foreign Investment Contract among Telefónica Chile, the Central Bank of Chile and Citibank, N.A., as depositary, under Chapter XXVI of the Compendium of International Foreign Exchange Regulation.

The Company’s website address is www.telefonicachile.cl.

Mergers, Acquisitions and New Subsidiaries

During the last three years, Telefónica Chile has not participated in any merger or acquisition activities material to the business. However, during 2006, 2007 and 2008, the Company reorganized its subsidiaries in the following manner:

•
In January 2006, 100% ownership of Tecnonaútica was transferred from Telefónica Internet Empresas S.A. (“TIE”) to Telefónica Chile. Following this transfer, the subsidiary changed its name to Telefónica Multimedia and expanded its line of business to pay television services.

•	Also in January 2006, ownership of TIE was transferred from Telefónica Empresas to Telefónica Chile.

•	In March 2006, CTC Equipos was absorbed by Telefónica Chile.

•
Also in March 2006, Telefónica Chile’s long distance subsidiaries, Telefónica Mundo and Globus, merged to form a new subsidiary called Telefónica Larga Distancia. In June 2006, as part of this merger process, a payment of Ch$674 million (historical) was made to 2,375 shareholders of Telefónica Mundo who exercised their right of withdrawal.

•
In September 2007, Telefónica Chile acquired the remaining outstanding stock of TIE, equivalent to 0.0005%, at book value. In December 2007, the Board of Directors agreed to the dissolution of TIE, transferring all its assets and liabilities to the Company, which is its legal continuer.

•	In November 2007, TIE sold its participation in Telepeajes de Chile S.A. to Telefónica Gestión de Servicios Compartidos de Chile, S.A. (“t-gestiona”), a Telefónica Chile subsidiary.

•
In November 2007, t-gestiona purchased a third party’s participation, achieving 99.99% ownership of Telepeajes de Chile S.A. Finally, Telepeajes de Chile S.A. changed its name to Instituto Telefónica Chile and a new and unique line of business in training was adopted.

•
In December 2008, after the Company purchased from t-gestiona its .001% interest in Telemergencia, thus gathering 100% of its capital stock, the Board of Directors agreed to the dissolution of Telemergencia, transferring all of its assets and liabilities to the Company, which is its legal continuer.

Divestitures

•
In October 2008, the Company executed agreements for the sale of the assets and customer portfolio of its subsidiary Telefónica Asistencia y Seguridad S.A. (“Telemergencia”) to Prosegur for a total of Ch$15,563 million (US$24.4 million).

Capital Expenditures

Capital expenditures disbursed by the Company in 2007 and 2008 amounted to, respectively, Ch$141,304 million (US$228.4 million) and Ch$147,989 million (US$232.5 million). The Company has been steadily adjusting its capital expenditures in local telephony and using its available installed capacity to expand service, rather than investing in new lines. During 2008, the Company focused its investment primarily on consolidating business growth (especially in broadband), projects for the corporate segment and digital television. Together, these investments consumed approximately 64% of the year’s capital expenditures. In the fixed telecommunications business, investments were used for commercializing lines with minute plans and for maximizing the use of installed capacity, focusing on network deployment in areas of real estate development. The investment plan for the year also emphasized initiatives designed to update network infrastructure by replacing old equipment and introducing new generation technologies, such as IP telephony, with a view to attaining high service-quality standards with more stable and flexible platforms. Additional emphasis was placed on simplifying the processes and systems that support tools for the Company’s business, technical and administrative management.

Since January 2001, all capital expenditures made by the Company have been on projects located within Chile. Capital expenditures have been financed substantially with cash flow generated from operations.

B.           Business Overview

The Company provides a broad range of telecommunications and other services throughout Chile, including:

•	local telephone services;

•	broadband services;

•	pay television services;

•	long distance services;

•	data transmission;

•	dedicated lines (direct lines dedicated to a customer’s exclusive use);

•	terminal equipment sales and leasing;

•	public telephone service;

•	interconnection services (connecting calls from long distance, mobile and local telephone networks to Telefónica Chile’s local telephone network); and

•
value-added services (including the sale of telephone numbers, such as “600,” “700” and “800” numbers for toll calls, to providers of telephone-based services, and the provision of supplementary services and direct dialing).

The Company provides all of its fixed telephony services through its own digital telecommunications network, including local telephone, broadband and interconnection services. In addition, the Company, through its subsidiaries Telefónica Empresas and Telefónica Larga Distancia S.A. (“Telefónica Larga Distancia”), provides substantially all of its data transmissions and domes tic and international long distance services with its own equipment and data and long distance networks, respectively. The pay television service, which utilizes satellite technology and was launched in June 2006, is provided by the Telefónica Multimedia Chile S.A. subsidiary.

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

Moreover, the Chilean Government sets the maximum prices, fees and charges that Telefónica Chile may charge for certain services, including local telephone service, public telephones, interconnection services and related administrative services, unbundled network services, and line connections. The regulation applies to the Company’s fixed monthly charge, variable charge, connections and other installations, access charges for rural companies, the number for information services through an operator, access charges and interconnection, and public telephones. In 2008, approximately 27% of Telefónica Chile’s total operating revenues were generated through the provision of services subject to tariff regulation. The Chilean Government does not currently regulate the prices that Telefónica Chile charges for its other products and services, including, among others, long distance, data transmission, broadband, pay television, value-added services, directory advertising, and sales and leasing of terminal equipment.

Despite the above, in 2008, the Ministry of Transportation and Telecommunications asked the Competition Tribunal to review the telephony services currently subject to regulation in light of changes in market conditions. In January 2009, the Competition Tribunal issued its opinion, recognizing that market conditions did not currently justify tariff regulation regarding local telephone service (fixed and variable charge), public telephones and interconnection services. Subtel must still make a ruling based on this opinion.

Telecommunications Products and Services

The Company’s primary business focus in 2008 was on marketing its “Dúo” and “Trío” voice, broadband and television bundles, whose main feature is the flexibility given to customers to choose the services they desire according to their specific interests. In other words, customers may build their own service bundles with the amount of voice minutes, the broadband speed and the television plan that suits their personal preferences. The Company developed a page on its website displaying valuation and comparison mechanisms that include all possible bundles. The main products and services offered by the Company are described below:

Fixed Telecommunications Services

The Company provides basic telephone services to its customers over the public telephone network in two forms:

Regulated Plans

Regulated plans include telephone line service (fixed monthly charge) and variable charges that includes local traffic defined as measured local service (“MLS”) and traffic from local lines to Internet and mobile telephones (“local tranche”).

Minute Plans (Tariff Flexibility Plans)

In order to mitigate the adverse impact of regulation and the decrease in traffic and other negative factors affecting fixed-line revenues, Telefónica Chile has focused on offering various non-regulated services over its local network infrastructure, thus adding value to existing fixed lines and mitigating the decrease in revenues per line. Starting in 2004, as an alternative to the regulated plan, the Company began to market Flexible Plans (see “—Regulatory Framework” below) such as: (i) Planes de Minutos (“Minute Plans”), consisting of telephone service with a certain number of minutes for a monthly charge; (ii) Línea Económica (“Economy Line”), consisting of a monthly amount from which customer calls are deducted, allowing for additional calls to be placed using prepaid cards; (iii) Línea Súper Económica (“Super Economy Line”), which enables customers to make calls for a certain number of minutes through prepaid cards charged on a monthly basis; and (iv) bundled services, such as broadband plus minute plans. Marketed individually or bundled with broadband and pay television plans, the Minute Plans have slowed the rate of decline in fixed lines.

During 2008, 389,566 new fixed lines were connected, a 11.3% decrease and 1.4% increase in new line connections as compared to 2007 and 2006, respectively, and 447,797 lines were disconnected, a 5.9% and a 26.5% decrease compared with 2007 and 2006, respectively. As a result, lines in service under fixed telephony as of December 31, 2008 totaled 2,120,974, representing a decrease of 2.7% and 4.3% as compared to December 31, 2007 and December 31, 2006, respectively.

The following table sets forth certain fixed-line performance and line connection information for the periods indicated.

	For the year ended December 31,
	2004	2005	2006	2007	2008
Lines installed	3,043,379	3,007,432	3,021,487	3,032,522	3,058,238
Fixed lines in service	2,427,364	2,440,827	2,215,629	2,179,205	2,120,974
Average fixed lines in service	2,406,266	2,451,356	2,332,634	2,185,823	2,147,544
Lines per 100 inhabitants(1)	15.0	15.1	13.4	13.1	12.6
Number of new lines connected	343,318	358,088	384,003	439,224	389,566
Number of lines disconnected	332,733	344,625	609,201	475,648	447,797
Defects per line (annual average)(2)	0.40	0.44	0.54	0.52	0.45
Local traffic (in millions of minutes)(3)	13,759	12,012	9,643	8,395	7,313

(1)	Telefónica Chile fixed lines per 100 inhabitants. Population figures are based on National Institute of Statistics reports, which estimated Chile’s population to be 16.8 million as of December 2008.

(2)	Defects refer to any technical problems occurring in telephone lines, ADSL and equipment as well as in the Company’s external plant and central switches.

(3)	As of February 1, 2000, per-second billing was implemented.

Over the past four years, Telefónica Chile’s fixed-line traffic has decreased, mainly due to customers’ greater use of mobile services and electronic communications.

As of December 31, 2008, 1,661,452 lines, a 3% increase compared with 2007, have been signed up for flexible tariff plans in accordance with Decree No. 742, which provides regulations governing the terms on which dominant local public telephony service operators may provide alternative plans and joint offers, representing 78.3% of the Company’s total lines in service and thus significantly contributing to the growth of the fixed-line market.

Although the effective rates charged for flexible tariff plans are less than those charged in traditional plans, these types of products allow the Company to use the available capacity of the network to be more competitive.

Broadband Services

Telefónica Chile offers broadband ADSL technology to residential customers, small and medium enterprise customers and corporate clients, as well as to Internet Service Providers (“ISPs”) as resellers.

Although broadband service is currently primarily used for high-speed Internet access, it also allows the Company to offer customers other services, such as virtual private networks (“VPNs”), security systems with remote monitoring from anywhere in the world, e-learning, wireless connections, intranet IP telephony (voice over IP) for corporate customers and multimedia applications. The broadband service also allows the provision of value-added services, including online antivirus and firewall protection, parental controls for Internet and computer technical support, both remote and in-home.

Telefónica Chile’s broadband service continued to expand, supported by bundling with voice and pay television plans, as evidenced by a 10% increase in the number of connections. In addition, fixed telephony operators continued to develop capacity, boosting speeds (tripling and doubling them in April and December, respectively) and increasing the average installed access speed by 75%. In 2008, the broadband market was highly dynamic as a result of the sector’s strong growth. In addition, the entrance of new competitors, such as the mexican operator Telmex, and increased 3.5G broadband sales by existing mobile telephony operators led to increased competition. Nevertheless, as of December 31, 2008, ADSL connections totaled 710,797, representing an increase of 10.3% and 43.4% with respect to 2007 and 2006, respectively. The following table sets forth the number of ADSL connections in service as of the dates indicated:

	As of December 31,
	2004	2005	2006	2007	2008
ADSL connections in service	200,794	314,177	495,479	644,522	710,797
ADSL/Lines in service	8.3%	12.9%	22.4%	29.6%	33.5%

Other Fixed Telephony Services

Prepaid Services

Prepaid services have supported the development of flexible plans. The prepaid service known as Tarjeta Línea Propia (“TLP”) allows customers to make calls from any fixed telephone, public phone or enabled mobile phone, and surf the web on a broadband connection using Wireless Fidelity (“Wi-Fi”) or through dial-up access. TLP allows customers to refill the Super Economy Line and the bundled Prepaid Broadband through prepaid or postpaid lines. In addition to the physical TLP, the Company also sells an electronic version. As of December 31, 2008, 15.7 million TLPs were sold at Ch$1,000 each, representing a decrease of 1.2% over 2006 and an increase of 5.3% over 2005. The total number of prepaid lines reached 336,973 in 2008, which represents decreases of 5.5% with respect to 2007 and 5.6% with respect to 2006.

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

Alarm Monitoring and Security Services

Telefónica Chile, through its subsidiary Telemergencia, offered alarm monitoring services to residential customers and SMEs until October 14, 2008 when Telemergencia’s assets and client portfolio were sold to Prosegur, an international company operating in the alarm monitoring market, for Ch$15,563 million (US$24.4 million).

Value-Added Services

Telefónica Chile markets value-added services to its fixed telephone service customers. Such services include caller ID (incoming and call waiting), voice mail, call waiting, call forwarding, control of outbound traffic to mobile phones, information and entertainment services (“600” and “700” numbers), itemized local call lists and guaranteed in-home maintenance.

In 2008, revenues from fixed telecommunications were Ch$553,530 million (US$869.7 million), representing 74.9% of total ordinary income, increased 3.8% from 2007, mainly as a result of 0.8% and 22.1% increases in revenues from voice and broadband, respectively, as compared with 2007.

Multimedia (Television Services)

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

The service provides national coverage and offers additional services to customers, which include, among others, parental control, an on-screen programming guide, program reminders, access to pay-per-view service and a thematic search feature. In order to provide this service, the Company invested in information technology systems and software as well as equipment for installation in customers’ homes, such as satellite receivers and set-top boxes. In addition, the Company incurred costs associated with satellite transmission services and content acquisition. After one year of offering this service, the Company launched broadband television service (“IPTV”), starting a gradual deployment of this project by initially providing service only to a limited number of clients as a trial. The service is offered in areas of Santiago where the Company’s network meets the technological requirements. This service constitutes part of the digital television flexible contents offer, and includes interactive functions such as video on demand (“VoD”), by which clients have available a wide and diverse range of films, series and audio-visual content from a digital library with more than 200 hours of content. Telefónica Chile was the first Latin American company to provide this technology. Moreover, in September 2007, the personal video recorder (“PVR”) service was launched, which allows users to record programs and pause, forward and rewind live programming.

The pay television service is provided by the Telefónica Multimedia Chile S.A. subsidiary, and is marketed in bundles: “Dúo,” combining television and fixed telephony and “Trío,” combining television, fixed telephony and broadband service. About 17% of the Company’s total clients have subscribed to the television service.

Growth is achieved by providing flexibility to customers, who can purchase a convenient service tailored to their interests and budgets. As of December 31, 2008, the Company had 262,957 pay television customers, making it the second-largest pay television operator in the country.

In 2008, revenues from digital television services were Ch$39,235 million (US$61.6 million), which represented 5.3% of total ordinary income.

Corporate Customer Communications and Data

The corporate communications business, operated through the Telefónica Empresas subsidiary, has the mission of providing a comprehensive response to the communications needs of the larger and more complex organizations established in Chile. Clients of Telefónica Empresas include government ministries, public institutions, associations, and large corporations, both national and international, that are involved in a broad range of economic activities.

“Communications” play an essential role in the mission-critical processes of these clients. For this reason, the services provided by Telefónica Empresas are subject to continuous challenges, which include increasing capacity, availability and quality standards, and the need for progressive convergence and integration of different technologies. By integrating technologies, this subsidiary delivers solutions that add value to its clients’ businesses, meeting their requirements more efficiently.

One of the primary services provided by Telefónica Empresas is data transmission, mainly through IP-based services. In some cases, circuit-based solutions and value-added services are delivered through data links such as Frame Relay and ATM. Telefónica Empresas also provides corporate clients with basic and advanced telephony solutions, private IP telephony and IP Centrex solutions based on the Next Generation Network infrastructure. In addition to providing a range of solutions such as PABX, videoconferencing and point-to-point data circuits, Telefónica Empresas offers advanced telecommunications solutions in the form of consulting projects, professional services and outsourcing. Telefónica Empresas supplements these offerings with international services tailored to each customer’s needs. These services take advantage of Grupo Telefónica’s international presence and network, delivering relevant added value for global customers. In recent years, Telefónica Empresas has begun offering networked IT services that ensure the availability, protection and operational continuity of a company’s IT systems and involve managing the infrastructure at both the customer’s facilities and the Telefónica Chile datacenter. Telefónica Empreses also provides and manages the IT equipment and voice terminals, as well as integrated corporate connectivity and Internet access for the customer's employees, with features tailored to each position.

The following table sets forth information regarding some of the Company’s data services as of the dates indicated.

	As of December 31,
	2004	2005	2006	2007	2008
Dedicated IP connections	10,377	10,869	12,634	15,581	19,122
Datared (circuits)	9,770	5,821	5,353	4,808	4,742
Frame Relay (points)	3,892	2,621	1,930	1,865	1,388
ATM (points)	1,660	1,085	1,101	1,101	1,090

In 2008, revenues from the corporate customer communications and data business segment, which include revenues from equipment sales and rental, data transmission services and complementary services, amounted to Ch$88,480 million (US$139.0 million), representing 12.0% of total ordinary income. Revenues from this segment increased 11.4% compared to 2007.

Long Distance

The Company provides a broad offering of domestic and international long distance services, including public and private voice, data and video services, through its subsidiary Telefónica Larga Distancia. The long distance (“LD”) business segment also includes the rental of Telefónica Larga Distancia’s LD network to other telecom operators, such as other LD carriers with and without their own networks, as well as mobile companies, including Telefónica Móvil, which was sold by Telefónica Chile in July 2004, and ISPs. Telefónica Larga Distancia, like many other LD operators, has a business area dedicated to international businesses. This area is involved in negotiating settlement rates and volumes for incoming and outgoing international traffic with different international operators, as well as establishing agreements for the intermediation of international traffic among LD carriers.

During 2008, the Company recorded an increase of 5.3% in domestic LD traffic compared to 2007 and 5.5% compared to 2006 due to the growing use of mobile telephones, e-mail and Internet, and the increase in lines blocked for LD calls. On the other hand, in terms of international LD business, traffic increased 5.4% compared to

2007 and increased 14.7% compared to 2006, primarily owing to the increased competition in prices for international LD destinations.

The following table sets forth traffic information for domestic and international LD telephone traffic carried by Telefónica Larga Distancia for the periods indicated.

	2004	2005	2006	2007	2008
Domestic LD traffic (in millions of minutes)	664	602	542	543	572
Outgoing international LD traffic (in millions of minutes)	67	66	68	74	78

The business continues to face major challenges as a result of increased penetration by the mobile industry, which is replacing long distance telephone service. In addition, there has been a significant shift in the way Chileans communicate towards e-mail and the Internet. As a result, the Company’s strategy has been to maximize installed capacity and to create innovative product plans that generate traffic, ensure customer loyalty and allow it to lead the industry. In 2008, Telefónica Larga Distancia installed the Puerto Natales-Cerro Castillo fiber-optic network, having received the contract through a public tender held by the Telecommunications Development Fund to provide telecommunications infrastructure for residents of rural areas in the region. This helped Telefónica Larga Distancia overcome the negative industry trend in 2008 and position itself as the market leader.

The main sales channels through which the Company offers its long distance products and services are direct telemarketing sales campaigns conducted by third parties. The Company also uses third-party call centers to sell domestic and international LD traffic plans and other products, such as prepaid cards.

In 2008, revenues from LD were Ch$55,697 million (US$87.5 million), which represented 7.5% of total consolidated revenues. Revenues from LD decreased by 8.8% and 15.8% compared to 2007 and 2006, respectively.

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

In 2008, Fundación Telefónica continued to promote the Educational Internet project, which has provided free Internet connections to more than 5,500 educational establishments throughout Chile and has trained more than 30,000 teachers in educational uses of the Internet. In 2008, the Fundación Telefónica media portal (www.educared.cl) developed educational content in the sciences, technology and mathematics, and received almost one and a half million visits during the year.

Another important program sponsored by Fundación Telefónica is “Pro-niño,” a community initiative providing support for children and youth at social risk by offering full scholarships that allow them to continue their education. In addition, the “Volunteer Army” – made up of some 1,500 individuals and led by Fundación Telefónica – organized various support activities and fundraisers in 2008 that directly benefited more than 7,000 underprivileged people.

In addition, in 2008, the Fundación Telefónica Hall of the Arts presented the highly successful exhibit “Cubism and its Surroundings” with works from the Telefónica España art collection, notably by Juan Gris and other world-renowned artists. This was followed by “Territories and Existences, Gobi-Southern Atacama,” an exhibit by Magdalena Correa, and “Tesla, a Digital Culture Encounter,” a collective exhibit of the work of major Chilean artists. As a form of national cultural outreach, Fundación Telefónica also continued its traveling photo exhibit “One Day in Chile,” which visited the cities of Temuco, Talca and Curicó.

Market and Competition

The telecommunications industry in Chile, including the pay television business, achieved sales of US$5.0 billion in 2008, an increase of 14% from 2007. This increase was largely driven by mobile growth and broadband development.

In 2008, the industry advanced with an important growth in Internet access speeds for residential and business users and a great momentum toward full market availability of integrated services. In the residential segment, there was significant growth in the area of bundled voice, broadband and television. A similar situation is developing in the small and medium enterprises (“SME”) segment, where voice and broadband plans are becoming available. The corporate communications segment is witnessing a consolidation of IP networks, making it possible to offer voice and data services and facilitating integration toward IT-based business processes.

Additionally, there has been massive, across-the-board growth in mobile communications in all of Chile’s social and business strata. Mobile broadband services have similarly spread throughout Chilean society and represented more than 50% of total broadband market net gains.

At the country level, there has been a clear consolidation of a competitive model based on “overlapping” networks that primarily employ the following access technologies:

•
Four operators utilize copper pair and ADSL broadband technology for telephony, data and ADSL broadband, with estimated potential coverage of 65% of the country’s 4.5 million households and a majority of businesses.

•
Coaxial network concentrated in one cable television company with potential coverage of almost 53% of all households. In 2008, the development of a second cable network commenced with an estimated additional coverage of 15%. Additionally, several operators, including the Company, offer television services through satellite transmission.

•	Fiber-optic networks for corporations with an approximate length of 25,000 kilometers, operated primarily by four operators.

•	Mobile coverage using the GSM standard in approximately 95% of the country’s inhabited territory; mobile service provided by three companies.

Nationwide, a competitive model based on network infrastructure that mainly uses copper pair (“ADSL”), coaxial, fiber optic and wireless technologies (“3G”, “WiMax” and “PHS”) remains in place. During 2008, the consolidation of bundled services continued generating a competitive focus among diverse sectors’ operators, which create their own services or alliances with third parties. As a result, almost all fixed operators in the residential segment offer bundled services of voice, broadband and pay television. A similar situation exists in the small and medium enterprise segment with offers of voice plans and broadband. In the corporate segment, operators offer bundled solutions that allow corporations to consolidate their IP networks for transmitting voice and data, simplifying the integration of business processes based on IT. Similarly, mobile communications have grown in the country, becoming a mass service and penetrating all segments of the population.

In the context of solutions of wireless last mile, Telmex maintains its WiMax service for voice and broadband, VTR maintains its intention of expanding its current coverage under the same technology and Telsur continues to implement its wireless telephony services with its own and rented infrastructure.

In 2008, Telmex started building a hybrid fiber coaxial (“HFC”) network with voice, broadband and pay television services. Telmex had already entered the residential segment through a bundled offer of telephony, broadband and satellite television. The telephony and broadband services are provided over WiMax, while its acquisition of ZAP TV allowed it to bundle these services with satellite television.

In mobile business, 3G technology was included in the operators’ sale offers and utilizes the UMTS and HSDPA standards. As a result, mobile broadband was the business with highest growth in the industry in 2008.

The following chart shows the business segments in which the main Chilean telecommunications companies operate:

Company	Fixed Telephony	Broadband (1)	Long Distance	Mobile Communications	Data Transmission	ISP	Pay Television (9)
Telefónica Chile(2)	✓	✓	✓		✓	✓	✓
Movistar(3)		✓	✓	✓
ENTEL(4)	✓	✓	✓	✓	✓	✓
VTR(5)	✓	✓	✓		✓	✓	✓
Claro(6)		✓		✓
Telmex Chile(7)	✓	✓	✓		✓	✓	✓
Telefónica del Sur	✓	✓	✓		✓	✓	✓
Terra Networks						✓
CMET	✓	✓	✓		✓	✓	✓
Direct TV					✓		✓
GTD - Manquehue(8)	✓	✓	✓		✓	✓

(1)	Broadband with last mile access. Does not include resellers or ISPs and does not consider dedicated accesses to corporations.

(2)
In July 2004, the extraordinary shareholders’ meeting of Telefónica Chile approved the offer made by TEM to acquire 100% of the Company’s subsidiary, Telefónica Móvil de Chile S.A. (“Movistar”). See “Item 4. Information on the Company—History and Development of the Company—Divestitures.”

(3)	Includes operations from Bellsouth Chile acquired by TEM in 2004. The Antitrust Commission approved the merger of both companies in January 2005.

(4)	Telecom Italia sold its stake in Entel Chile (55%) to Chilean investors in 2005.

(5)	Includes Metrópolis Intercom merged in July 2005.

(6)	Until July 2006, it was named Smartcom. It was acquired by América Móvil in August 2005.

(7)	In 2008, Telmex Chile began to offer voice, broadband and pay television services over its HFC network.

(8)	Includes Manquehue Net, which was acquired by GTD in September 2005.

(9)	Only those companies that own the infrastructure to provide the service.

Telefónica Chile faces intense competition in every aspect of its business activities. Unless otherwise indicated, all statements regarding the competitive position of Telefónica Chile are based on the Company’s internal estimates.

Fixed Telecommunications

The fixed telephony market in Chile reached approximately 3.4 million lines as of December 2008, the same as year-end 2007. The rate of penetration of fixed lines, as of December 2008, was 20.2 lines per 100 inhabitants.

Although Telefónica Chile operates approximately 63% of the local fixed lines in service in Chile, its market share has been declining for the past seven years because of intense competition in key niches of the market due to the aggressive offers of competitors.

Currently, there are ten operators that provide fixed telephony service and, in the aggregate, operate the total number of fixed lines in service in Chile as of December 31, 2008. In certain areas of the Santiago Metropolitan Region, Complejo Manufacturero de Equipos Telefónicos S.A.C.I. (“CMET”), GTD S.A. (“Grupo Teleductos”), which includes operations from Manquehue Net and Telesat S.A., VTR Telefónica S.A. (“VTR”), which is an 80% subsidiary of Liberty Media, Entel Telefonía Local S.A. (“Entelphone”), which is a local telephony subsidiary of Empresa Nacional de Telecomunicaciones S.A. (“Entel”), and Compañía Nacional de Teléfonos (“Telefónica del Sur” or “Telsur”), hold licenses to provide local service. Furthermore, two companies, Telsur and its subsidiary Compañía Telefónica de Coyhaique S.A. (“Telcoy”), have licenses to provide local service in southern Chile—Telsur in Regions X and XI and Telcoy in Regions XI and XII. Additionally, Telmex operates in the corporate segment of the main cities in the country and recently entered the residential segment with an offer of bundled services which is enhanced by its development of its HFC network. Apart from Telefónica Chile, three other companies provide local telephone service in rural areas. Telefónica Chile also competes with providers of private communications systems, particularly in areas of significant business activity.

Broadband

Broadband connections (ADSL, cable modem, W:Max and Wireless Local Loop (“WLL”)) in Chile currently represent 99% of all Internet connections (broadband, narrowband and dedicated). Broadband penetration of total homes in Chile (calculated as “total accesses”/“total homes”) has increased from 29% in 2007 to 32% at the end of 2008. Moreover, broadband through fixed lines (“fixed broadband”) connections grew to 1,450,000 by year-end 2008, a 13% increase. As of December 2008, ADSL broadband connections represented 57% of the country’s total broadband use.

There are nine operators in the Chilean broadband market (broadband being defined as connections of 128 kbps or more) using the different technologies. One of the nine operators provides broadband service utilizing cable modems (VTR). Four use only ADSL technology (Telefónica Chile, Telefónica del Sur, GTD and CMET). Additionally, Entel utilizes ADSL and WLL technology and Telmex utilizes ADSL and WiMax. Claro and Telefónica Chile offer mobile broadband access. The Company estimates that, as of December 31, 2008, its ADSL service (including direct sales and as a wholesale provider) accounted for approximately 49% of all fixed broadband access offered in Chile.

Long Distance

The LD telephony market in Chile maintains its trend toward decreased traffic, observed since 1999. Thus, annual domestic LD traffic decreased by 11% in 2008 compared to the previous year, while international LD traffic fell by 4% in the same period. These results are primarily due to the substitution by mobile telephony and Internet communications.

In 2008, Telefónica Larga Distancia’s market share represented approximately 47% of domestic LD voice traffic and 43% of outgoing international LD voice traffic, maintaining market leadership in domestic and international LD, according to Telefónica Chile estimates.

Corporate Customer Communications and Data

Strong competition remains in the corporate communications and data transmission market in Chile because of the ongoing aggressiveness exhibited by operators. Operators are continuing to migrate their traditional services (ATM, Frame Relay and Datared) to IP networks and are expanding their services into outsourcing of IT services. As of December 2008, there are eight operators in the country’s major cities and only three have national infrastructure coverage. Telefónica Chile estimates that as of December 31, 2008, its share of the total revenues generated by the market for these services was approximately 44%. In this market, the Company competes mainly with Entel, Telmex Chile, Teleductos and Telsur.

Security

Telefónica Chile, through its subsidiary Telemergencia, participated in the security business until October 2008, when the client portfolio and related assets were sold to a third party.

Corporate Goals and Business Strategy

Telefónica Chile’s goal is to lead the growth and innovative development of the information society in Chile by building relationships of deep-seated trust and mutual benefit with customers, employees, shareholders, the government and the country at-large.

The Company harnesses its corporate values, communications solutions and Telefónica Group’s technological innovations in the service of this goal, striving to improve the lives of its customers and contribute to the country’s welfare.

Accordingly, in 2008, despite the turbulent global and local economies, Telefónica Chile invested over US$150 million in the deployment of broadband technologies, high-speed networks, data services and information technologies.

This has led to significant advances, the most noteworthy being:

•	Quadrupling broadband connection speed from an average of 600 kpbs in late 2007 to 2.4 Mpbs in late 2008.

•	Ensuring broadband network coverage and quality in almost 99% of its current infrastructure through upgrades in the external copper network, new nodes and fiber-optic links.

•	Making IP service convergence a reality in the corporate markets (VoIP, VPN IP and Centrex).

Corporate and Business Strategy

The internal action plan for the Company’s strategy is based on “Plan Ahora,” launched in early 2007, defining specific goals for each of the company’s four strategic pillars: customers, employees, society and shareholders.

In 2008, the Company made significant progress in meeting the plan’s components, the most noteworthy being: a customer-oriented organizational culture; implementation of several initiatives designed to improve service and customer care quality; reducing revenue growth’s dependence on traditional businesses; motivating employees to achieve common targets; the “Pro-niño” project; and the “Public-Private Agreement for Digital Connectivity in Chile.”

The specific goals of the plan’s four pillars are:

Customers: “The best customer experience”

The goal is to lead the industry in customer satisfaction. To achieve this, the Company promotes an organizational culture based on excellence, innovation and customer focus in all areas, emphasizing service delivery and customer care quality with a view to consolidating its competitive and market leadership position.

Employees: “The best company to work for in the telecommunications industry”

With a view to attracting the best talent and assembling a team that is not only the best but is also motivated and keen to accomplish its goals, the Company has implemented an internal workplace management model that focuses on five areas of action: leadership, communications, compensation, development and recognition.

Society: “Social commitment”

The Company’s goal is to be recognized as a socially responsible company in light of its efforts to shrink the digital-social gap by providing broadband access to the low-income population and by contributing to education through digital literacy and connectivity programs at schools and through social programs.

Shareholders: “The best combination of growth and profitability”

The Company maintains particular emphasis on constant innovation and on productivity gains, with the aim of growing profitably and in line with shareholders’ demands. Thus, the Company invests in businesses with the greatest potential impact, ensuring efficient operations and process management.

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

•	broadcasting services, such as those provided by radio and television stations.

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

The following table provides the breakdown of those products and services offered by Telefónica Chile that are regulated under the 2004 to 2009 tariff decree (“Tariff Decree No. 169”) or are unregulated and that require or do not require licenses.

Services Subject to Tariff Regulation	Activities Not Subject to Tariff Regulation
License Required(1)	License Required	License Not Required
Local telephone service	Domestic long distance service	Sale of advertising in telephone directories

Access charges and interconnection	International long distance service	Direct marketing

Public telephones(1)	Mobile communications(2)	Sales and leasing of telephone and facsimile equipment and private exchanges (“PABX”)

Line connections	Public data transmission	Supplementary services

Unbundled network services(3)	Other unbundled network services(3)	Broadband

Pay television

(1)	All services subject to tariff regulation require licenses, except the public telephony. However, Telefónica Chile’s public telephony services are regulated.

(2)
The interconnection fee for calls to the mobile networks is regulated under the CPP structure. See “—Licenses and Tariffs—Calling Party Pays Structure” below. The mobile business was sold in July 2004.

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

•
Multicarrier Long Distance Licenses. Under the Multicarrier System, Telefónica Chile’s long distance subsidiary, Telefónica Larga Distancia S.A. (formerly, Telefónica Mundo), held 30-year renewable licenses beginning as of April 1993 to install and operate a nationwide fiber-optic network, a network of base stations and other transmission equipment, and to provide domestic and international LD services, including voice, data and image transmission, throughout Chile. The Company’s other LD subsidiary, Globus, also held licenses for an indefinite term to provide domestic and international LD services through central switches and cable and fiber-optic networks nationwide. Since the merger of Globus and Telefónica Mundo in 2006, all the aforementioned licenses are owned by Telefónica Larga Distancia.

•
Public Service Data Transmission. In addition to the 30-year data transmission license previously mentioned, Telefónica Chile, through Telefónica Empresas, holds, as of March 1987, nationwide public service data transmission licenses for an indefinite term.

•
Limited Television License. The Company’s subsidiary, Telefónica Multimedia, formerly known as Tecnonaútica S.A. (see “Item 4. History and Development of the Company—Divestitures”), has a license to establish, operate and use a portion of the spectrum of the 2.6 GHz bandwidth in Santiago, Chile, for an indefinite period. The license was modified to be an intermediate telecommunications service concession, authorizing the frequencies used to communicate voice, data and images for a 30-year period. This period started on February 29, 2008. Since December 2005, Telefónica Chile, through Telefónica Multimedia, has held a nationwide 10-year renewable license to provide limited satellite television service. Additionally, in January 2006, Telefónica Chile, through Telefónica Multimedia, was assigned a limited television service license to provide the service nationwide in the main municipalities, except Region III and Region Metropolitana, through the Company’s xDSL broadband network for an indefinite period. Moreover, in March 2007, a limited television service license was granted in order to provide this service through the xDSL broadband network in the Metropolitan Region for an indefinite period.

•
Wireless Local Telephony Licenses. Telefónica Chile also holds licenses for wireless local telephony (3400 to 3700 MHz) in Regions XI and XII, which enable the transmission of voice, data and images. This frequency may be used for Wi-Fi and Wi-Max developments, among others.

The Tariff System

Pursuant to the Telecommunications Law, prices for public telecommunications services and intermediary telecommunications services in Chile are not regulated unless the Antitrust Authority (“Competition Tribunal”) specifically rules that the conditions existing in the market are insufficient to ensure a free pricing system, in which case maximum tariffs for certain telecommunications services must be subject to tariff regulation. The Competition Tribunal may subject public local telephony services and domestic and international long distance services, except for mobile telephone services to the public, which are expressly exempted under the Telecommunications Law, and the switching services and signals provided as intermediate telecommunications service or as private circuits, to price regulation. In addition, maximum prices for interconnection services (mainly inter-company access fees for network usage) are, as a matter of law, subject to tariff regulation and are set in accordance with procedures established by the Telecommunications Law.

Also pursuant to the Telecommunications Law, once the Competition Tribunal has determined that tariff regulation is necessary, the structure, level and indexing of the maximum tariffs that may be charged for tariff-regulated services are fixed by a joint decree issued by the Ministry of Transport and Telecommunications and the

Ministry of the Economy (together, the “Ministries”). The Ministries determine such maximum tariffs by applying to each regulated company an economic model based on the costs, efficiency and growth rates of a hypothetical company that provides only regulated services, and calculating a rate of return on such services in line with the hypothetical company’s market cost of capital. Telefónica Chile’s actual rate of return, however, may vary from the predictions of the model. Each maximum tariff takes into account the relevant cost components associated with providing the regulated service, and is adjusted monthly in accordance with the tariff index (the “Tariff Index”), as contemplated in the tariff structure and described below. A distinct Tariff Index exists for each individual regulated service that reflects the different theoretical cost components associated with each such service.

As part of the tariff-setting process, license holders prepare studies of each regulated service that they provide in each license area, calculating the incremental development costs and the total long-term cost with respect to each such service for a five-year period. The purpose of these studies is to propose to  the Ministries a structure for and level of future tariffs for each regulated service in each license area.

Regulatory Framework

The first five-year tariff period commenced in 1989, at which time the Competition Tribunal determined that the conditions prevailing in the local and domestic and international LD markets did not guarantee free competition and therefore would be subject to regulation. However, according to Resolution No. 515, in April 1998, the Antitrust Commission determined that only local services, public telephone services and line connections offered by dominant companies would be subject to tariff regulation. In addition, Resolution No. 515 included the unbundled network services among the services subject to tariff regulation.

On January 18, 2001, the Company estimated that market conditions had changed and consequently asked the Antitrust Commission to deregulate local telephone rates charged to the public, stating, in its opinion, that the then-existing market conditions warranted deregulation throughout the country. However, on July 11, 2001, by Resolution No. 611, the Antitrust Commission rejected the Company’s petition, although the Antitrust Commission asked the National Economic Attorney General’s Office to monitor the evolution of the market in order to detect changes as they occur that could lead to the deregulation of certain services in certain geographic areas. The Antitrust Commission also decided that Telefónica Chile could request authorization to offer alternative tariff plans and request the authority to issue complementary resolutions to Tariff Decree No. 187, which would allow for differentiated rates within each tariff area. In accordance with this decision, in the second half of 2001, the Company submitted a proposal to Subtel for alternative tariff plans for different customer categories. In this regard, on May 24, 2002, Subtel approved the Company’s proposal to offer prepaid service for fixed line customers. Moreover, on August 24, 2002, the Ministries issued Decree No. 455, which approved a high usage plan oriented toward residential customers and a very high usage plan oriented toward corporate customers, which were based on a flat monthly fee.

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

By Exent Resolution No. 1,418, dated November 25, 2008, Subtel affirmed 2007’s level of average monthly consumption of “heavy use” plans of 5,000 minutes per customer for 2009.

Resolution No. 686 of May 2003, also defined the services subject to tariff regulation by the Ministries for the 2004 to 2009 tariff decree, which were substantially similar to the services regulated in Tariff Decree No. 187.

In February 2005, Tariff Decree No. 169 was approved and published in the Official Gazette. Starting in May 2004, the Company began charging customers with the published rates retroactively from May 6, 2004, as required by the Telecommunications Law. In addition to the new tariffs, Tariff Decree No. 169 also provides for seven tariff areas compared to four in the previous decree, three time slots (normal from 08:00 to 19:59 hrs.; reduced from 20:00 to 24:00 hrs.; and night from 0:00 to 8:00 hrs. on weekdays) versus two in Tariff Decree No. 187, adjustments in the composition of the tariff indicator and a new prepaid tariff. The average variation in tariffs between Tariff Decree No. 169 and the existing Tariff Decree, based on 2003 traffic, is as follows:

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

A Tariff Index has also been defined to adjust monthly maximum regulated tariffs, which is different for the fixed monthly charge and the variable charges (including the variable charge per minute, the local interconnection charge and access charges), taking into account: (i) the monthly variation of the wholesaler price index (“WPI”) for domestic goods, (ii) the monthly variation of the WPI for imported goods, (iii) consumer price index, (iv) wholesaler price index, (v) access charge index (for variable charge only) and (vi) the prevailing corporate income tax rate. The use of the Tariff Index permits the Company to significantly minimize the impact of inflation on its revenues from tariff-regulated services.

The following is the Tariff Index for Tariff Decree No. 169:

Index	WDGPI(1)	WIGPI(2)	Index of Wages and Salaries	CPI(3)	WPI(4)	Access Charge Index(5)
Fixed Charge	36%	21.3%	–	12.4%	30.3%	–
Variable Charge (MLS)	9.5%	34.0%	–	19.4%	26.3%	10.8%

(1)	WDGPI: Wholesaler domestic goods price index.

(2)	WIGPI: Wholesaler imported goods price index (U.S. dollar component).

(3)	CPI: Consumer price index.

(4)	WPI: Wholesaler price index.

(5)	Access charge index: A composite of access charges for non-Telefónica Chile operators.

Tariff Setting Process for Telefónica Chile’s Services for 2009-2014

In January 2008, through a petition by the Ministry of Telecommunications to the Competition Tribunal to determine if prevailing market conditions warranted a free pricing regime in local telephony services, the process for setting tariffs for the period from 2009 to 2014 commenced. After a discussion process and presentation of antecedents by almost all industry actors, the Competition Tribunal, through Report No. 2/2009 of January 30, 2009, liberalized tariffs for the following services: telephony line service, variable charge, line connection and public telephony.

Additionally, price regulation for “local tranche” and value-added services, including disconnection and replacement of the service, access entitled for domestic and international LD and complementary services, among others, was expanded to apply to all companies, not just dominant companies. Also, tariff regulation for unbundled network services for all fixed-line companies remains in effect.

Moreover, the Competition Tribunal upheld the classification of Telefónica del Sur (and its related company, Telcoy) in Regions X, XI and XIV, ENTEL in Isla de Pascua and Telefónica Chile in the rest of the country as dominant companies.

Furthermore, the Competition Tribunal made several recommendations for increasing competition, including:

•	requiring service providers to offer “effectively” bundled services separately and to identify the unit price by service and discount associated with the bundling;

•	measures to prevent the offering of fixed-mobile bundling services;

•	maintaining close oversight of contracts and agreements between related fixed and mobile companies;

•	maintaining regulations, such as “Flexibility Ruling (No. 742),” for commercializing plans and increasing transparency in price information and plan conditions;

•	reassigning the responsibility for defining “unbundling” and “resale of services” from the Competition Tribunal to Subtel;

•	requiring Subtel to assure an effective resale offer from fixed telephony companies with installed networks;

•	suggesting eliminating call price differences among same company telephones (“on net”) and towards different ones (“off net”); and

•	the rapid implementation of number portability for fixed and mobile telephony.

In conjunction with the above, in April 2008, Telefónica Chile presented its technical and economic basis proposal for a new Tariff Setting Process for the Company’s regulated services for the period from 2009 to 2014. Subtel issued definitive technical and economic bases in June 9, 2008, through Exent Resolution No. 562. On November 7, 2008, the Company presented its tariff proposal for the different regulated services and on March 7, 2009, the Ministry of Transportation and Telecommunications issued the objections and counterproposals report. Telefonica Chile requested the constitution of an expert panel, whose recomendation will be included in Telefonica Chile’s reply. Finally, a new Tariff Decree regulating services that remain subject to tariff regulation under Report No. 2/2009 of the Competition Tribunal, for the period from 2009 to 2014, will be in place on May 7, 2009.

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

On April 12, 2004, the Chilean General Comptroller approved the tariff decrees for mobile interconnection tariffs and interconnection facilities of the mobile telephony networks, applicable to the operators in this market for the 2004 to 2009 period, which were published in the Official Gazette on April 14, 2004. These decrees were applied retroactively to January 23, 2004 for mobile operators, except for Telefónica Móvil de Chile S.A., for which it is applied retroactively to February 12, 2004. The tariff decrees stipulate three time slots defined as “peak,” “reduced” and “night” and new per-minute tariffs for the period. The tariffs implied a decline of 26.5% in the first year, compared to the average tariff in Chilean pesos as of December 2002, with a subsequent 0.5% decrease per year thereafter. The new tariffs imply an average decrease of 27.4% for the period of 2004 to 2009 in comparison with the average tariff in Chilean pesos as of December 2002.

In July 2004, the Company sold its mobile subsidiary and therefore is no longer regulated in this business. See “—History and Development of the Company—Divestitures” above.

The tariff-setting process for interconnection rates of the mobile companies, corresponding to the period from 2009 to 2014, finished with the issuance of tariff decrees in January 2009, establishing an average decrease of 44.6% from outstanding tariffs as of December 2008. Although these decrees were published in the Official Gazette on April 13, 2009, they will apply retroactively to January 24, 2009.

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

For further information, see “Item 8. Financial Information—Legal Proceedings.”

Voissnet Lawsuit

Voissnet has filed two complaints before the Antitrust Commission against Telefónica Chile alleging improper business practices related to the commercialization of its broadband and telephony offerings. Telefónica Chile has requested that both complaints be rejected.  The Competition Tribunal stated it would issue a combined ruling on both claims.

For further information, see “Item 8. Financial Information—Legal Proceedings.”

Key Proposed Changes to the Regulatory Framework

Public Inquiries on Regulations for IP Telephony Services

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

•
The concessionaires of public telephone services and LD intermediate telecommunication services will be able to obtain concessions for the new service, without restrictions or limitations of any sort. This means that the regulation does not exclude or limit the participation of Telefónica Chile and Telefónica Larga Distancia.

•	To provide public services of voice over IP, a concession obtained by supreme decree will be required.

•	The concessionaires of the new services must establish and accept the interconnection with telephony public services networks. Costs of interconnections must be charged to the new operators.

•	The coverage of the concession will be nationwide.

•	The concessionaires of the new services must provide access to emergency services and will not be obligated to distribute phone directories.

•	The concessionaires will be able to use the telephone service numbering.

•	The regulation will come into effect 6 months from the date of the publication in the Official Gazette.

Thirty companies provided comments. In general, the telephone companies approved of the regulation and favored the application of regulations similar to those of public telephone service to voice over IP. Companies from the computer sector, however, supported having less regulation over this service.

The resulting regulation, Rule No. 484, regarding voice over IP services was published in the Official Gazette on June 14, 2008.  Rule No. 484 was generally similar to the proposed regulations described above.

Public Inquiry on “Bill Amending Law No. 18,168 (the General Telecommunications Act)  to Create a Panel of Experts to Resolve Disputes Arising in the Telecommunications Industry”

On September 6, 2006, Subtel announced a public inquiry on a bill to create an expert committee, made up of seven professionals, to resolve disputes in the telecommunications industry. The document proposes, among other things, a list of matters to be resolved by the panel, the panel’s powers and duties, its composition (five engineers and two attorneys named by the Antitrust Commission), and the areas where it lacks jurisdiction. The costs of the panel would be borne by the concessionaires on a prorated basis, which may take into account the value of their assets and/or the estimated number of disputes affecting them as well as the nature and complexity of these disputes.

Telefónica Chile duly submitted its proposal and comments, along with Movistar, Telmex, Telefónica del Sur and Telcoy, GTD, VTR, Entel, SOFOFA, Colegio de Ingenieros, and Instituto Libertad y Desarrollo.

On April 29, 2008, the Government presented a bill before the National Congress in order to create the expert committee.

Public Inquiry on “Creation of an Office of Superintendent of Telecommunications”

This bill aims at modifying the Telecommunications Law in order to create a jurisdictional separation between the setting of telecommunications policy and the monitoring and punitive preventive control of market operations. As of January 31, 2009, no bill had been presented before the National Congress on this matter.

Public Inquiry on “Amendment of License Regime”

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

In addition, this bill:

•	establishes differences between network operators and service operators;

•	eliminates local and domestic long distance separation and domestic LD multicarrier, keeping it only for international LD;

•	amends the freedom to determine service areas by providing that service areas originally listed upon registration may not be reduced;

•	defines broadband as a “telecommunications service”;

•	provides for higher penalties by increasing fines; and

•	shortens the period for addressing service supply requests from two years to six months.

As of January 31, 2009, no bill had been presented before the National Congress on this matter.

Network Neutrality Bill

Aimed at ISPs and telecommunications access providers, the Network Neutrality Bill, among other provisions, contains the prohibition against blocking, interfering with, discriminating against or hindering the ability of users to access, utilize, send, receive or offer any legitimate content, application or service through the Internet; requires access providers and ISPs to take action designed to ensure user privacy, virus protection and network security; and sets a 90-day period for Subtel to issue regulatory provisions for operating issues and identify practices restricting the free use of content or services. This bill is now at its second constitutional stage. Telefónica Chile has submitted a report, including comments and proposals, to the Senate Public Works, Transportation and Telecommunications Committee, including comments and proposals.

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

Bill to Amend the Free Competition Act

In June, 2006, the Government announced a legal initiative seeking to amend the law on free competition to eliminate the implicit risk of market concentration. This initiative is aimed at taking preventive action and increasing the maximum penalty that the Antitrust Commission may impose from 20,000 to 30,000 Annual Tax Units (from US$15 to US$22 million). This bill is now at its second constitutional stage in the Congress.

Law Project that Modifies the Telecommunications Development Fund

Currently, companies with public and intermediate telecommunications service concessions that offer LD services and companies with limited television service permits may participate in public auctions for the right to develop telecommunications projects financed by the Telecommunications Development Fund, which is financed by the Government. In order to participate in the auctions of this fund, these companies were required to create separate corporations, which are subject to the laws and standards governing publicly traded companies and to the regulation of the Superintendency of Securities and Insurance. On July 12, 2007, Law No. 20,196 was passed, modifying Article 28F of the Ley General de Telecomunicaciones, eliminating the obligation for concessionaires and permit holders of telecommunications services to create separate corporations when participating in public bidding processes of the Telecommunications Development Fund.

C.           Organizational Structure

As a result of the tender offers described above, Telefónica Chile is now controlled by TIC, which holds a 97.89% interest. The shareholders of TIC are Telefónica Chile Holding B.V. (99.99%) and Telefónica Internacional Holding B.V. (0.01%), both of which are 100% controlled by Telefónica, a Spanish communications company whose shares are listed on various European, American and Asian stock exchanges. Telefónica’s capital stock is widely held and Telefónica does not have a controlling shareholder. Telefónica S.A. also has direct or indirect ownership interests in the following companies that operate in the Chilean market: Atento Chile S.A., Terra Networks Chile S.A., Telefónica International Wholesale Services Chile S.A., Telefónica Móviles Soluciones y Aplicaciones S.A. and Telefónica Móviles Chile S.A.

Subsidiaries and Certain Affiliates of Telefónica Chile

The following chart sets forth the organization of Telefónica Chile’s subsidiaries and affiliates, all of which are Chilean corporations, except for TBS Celular Participações S.A., which is a Brazilian corporation. Percentage ownership information is as of December 31, 2008.

Telefónica Chile’s business activities are managed through the following operating subsidiaries:

On October 2008, Telefónica Chile sold the assets and client portfolio of Telemergencia to Prosegur for Ch$15,563 million (US$24.4 million). Subsequently, the Company purchased from t-gestiona its .001% interest in Telemergencia, thus gathering 100% of its capital stock, and then dissolved the company as of December 31, 2008.

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

Telefónica Larga Distancia currently operates the most extensive fiber-optic network in the country, stretching from Region I (the Peruvian border) to Region XII (Punta Arenas), including connections to Peru and Argentina. In 2006, a new tranche of the network was inaugurated from Region X (Osorno) to Region XII, passing through Argentina between Aduana Pajaritos (Region X) and reaching Cerro Redondo and Punta Arenas in Region XII. In 2007, this connection was complemented with a new fiber optic link between Aduana Pajaritos and Puerto Natales (XII Region). Telefónica Larga Distancia also operates digital satellite and microwave links. In addition, Telefónica Larga Distancia participates actively in the development and use of submarine fiber-optic networks such as Unisur, Americas II, Atlantis II, Panamericano, Maya I, TPC-5, Pencan 5, Taino Caribe, Sea Me We-3 and SAM-1 (TIWS), and in the Hispasat, Intelsat and Telesat (formerly Loral Skynet) satellite systems.

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

Instituto Telefónica

In November 2006, a former Telefónica Chile subsidiary, Telepeajes, changed its name to Instituto Telefónica Chile and also changed its corporate purpose to training under the terms set forth in Law No. 19,518, including training in private security matters.

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

Telemergencia

Telefónica Asistencia y Seguridad S.A. was created in 2001 to offer security services through alarm monitoring systems connected to the phone line, as well as home assistance services. This subsidiary was dissolved as of December 31, 2008.

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

TBS Celular

The primary purpose and activity of TBS Celular Participações S.A. (“TBS Celular”) is to hold the shares of Compañía Riograndense de Telecomunicaciones (“CRT”) acquired through an international bidding process conducted pursuant to Edital COD 04/96 or any other shares that may be offered in the future. In addition, TBS Celular performs any and all activities pertaining to the management of CRT, as well as to acquire an interest as a partner or shareholder in other companies in connection with its primary activities. The ownership interest of Telefónica Chile in TBS Celular is 2.61%.

In February 2006, CRT merged with Vivo Participações S.A. (formerly Telesp Celular Participações S.A.); therefore, Telefónica Chile indirectly holds 0.124% of Vivo Participações S.A. through TBS Celular.

D.           Property, Plant and Equipment

The principal plant and equipment of the Company consists of outside plant and switching equipment and operating units that are located throughout the country. Furthermore, there is an extensive network consisting of 707 central switches linked by 58,500 kilometers of copper cabling and 7,500 kilometers of local fiber optic cabling. This represents 3.0 million lines, of which 2.1 million are in service. Within the xDSL broadband network, the Company has deployed 1,800 broadband nodes (DSLAM) with capacity to serve roughly 900,000 clients. In addition, in June 2006, Telefónica Chile launched a new satellite digital television service which by the end of 2008 had 262,957 clients with an average of 2.1 set-top boxes per home. Additionally, Telefónica Chile’s LD subsidiary currently owns the longest LD fiber-optic network in the country (4,450 kilometers), which includes connections to Peru and Argentina.

The Company’s land and buildings principally consist of its telephone exchanges and other technical, administrative and commercial properties. As of December 31, 2008, the Company’s telephone plants and equipment represented 71.7% of its gross fixed assets (including depreciation), construction in progress represented 2.0%, land and buildings represented 20.2%, and furniture, office equipment and other assets represented 6.2%.

Substantially all of Telefónica Chile’s telephone exchanges are situated within buildings owned by the Company. Telefónica Chile also owns its corporate headquarters located at Avenida Providencia 111 in Santiago. This building, which houses the Company’s principal offices, was completed in October 1996 and currently provides office space for the majority of the administrative and technical staff of Telefónica Chile and its subsidiaries. The assets of Telefónica Chile and its subsidiaries are insured, subject to standard deductibles and other terms and conditions, for all events of physical damage and loss of revenue resulting from service outages. As of December 31, 2008, the value of the assets and operating revenue insured totaled approximately Ch$1,679,095 million (US$2,638.2 million), which consisted of Ch$1,100,943 million (US$1,729.8 million) in insured assets and Ch$578,152 million (US$908.4 million) in insured revenues.

ITEM 4A.                      UNRESOLVED STAFF COMMENTS

None.

ITEM 5.                      OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The information in this Item 5 should be read in conjunction with the Company’s Audited Consolidated Financial Statements and the notes thereto included elsewhere in this Annual Report.

Since January 1, 2008, the Company’s consolidated financial statements are and will be prepared in accordance with the International Financial Reporting Standards as published by the International Accounting Standards Board (IASB).

The Company’s consolidated financial information as of and for the year ended December 31, 2007 included in the Company’s annual consolidated financial statements was restated in accordance with IFRS. See Note 3 to the Audited Consolidated Financial Statements of the Company.

As permitted by IFRS, the Company maintained the restatement of adjustments since January 1, 2004, the same date used as the transition date to IFRS by Telefónica, the Company’s parent company.

IFRS differs in certain significant respects from Chilean GAAP. As a result, the Company’s financial information presented under IFRS is not directly comparable to its financial information presented under Chilean GAAP, and readers should avoid such a comparison.

IFRS No. 1 provides for certain exemptions from full retrospective application of IFRS in the opening balance sheet. See Note 3 to the Audited Consolidated Financial Statements of the Company for a discussion of the exceptions elected by the Company.

Overview

Telefónica Chile is the largest local telephony operator in Chile. The Company provides a broad range of telecommunications services throughout Chile, including local telephone service, domestic and international long distance service, data transmission, broadband access and services, dedicated lines, terminal equipment sales and leasing, public telephone service, interconnection services, certain value-added services and pay television service.

To strengthen the Company’s leadership in broadband growth, in 2008 Telefónica Chile reinforced its commitment to putting Chile on the path to communications levels similar to those of developed countries, investing over US$150 million in the deployment of broadband technologies, high-speed networks, data services and information technologies. Additionally, the Company strengthened its bundled offers, which include the “Dúo”, combining broadband services and fixed telephone service, and “Trío,” combining broadband services, fixed telephone service and pay television service. This strategy has strengthened client loyalty and new service adds, increasing the revenue per customer.

Several factors that influence the Company’s financial results are described in “—Trend Information” below.

Critical Accounting Policies

Significant accounting principles, as well as significant estimates, judgments and assumptions in applying those principles, are described in detail in the notes to the consolidated financial statements. See Note 2 to the Audited Consolidated Financial Statements of the Company.

A.           Operating Results

Figures in the following discussion are expressed in millions of Chilean pesos of their corresponding period.

	For the years ended December 31,
	2007	2008	2008
	(in millions of Chilean pesos for the years ended December 31)		(in millions of U.S. dollars)
Revenues	696,300	738,731	1,161
Fixed Telephony	533,271	553,530	869.7
Telephony (Voice)	330,210	332,891	523.0
Broadband	94,335	115,139	180.9
Access Charges	54,275	58,599	92.1
Complementary Services	54,451	46,901	73.7
Television Services	25,274	39,235	61.6
Corporate Customers Communications and Data	79,390	88,480	130.0
Long Distance	56,045	55,697	87.5
Others	2,320	1,789	2.8
Other Operating Income	9,059	28,131	44.1
Personnel expenses	(86,268)	(101,028)	(158.7)
Depreciation and amortization	(181,590)	(167,573)	(263.3)
Other miscellaneous operating expenses	(357,908)	(411,078)	(645.9)
Financial expenses (net)	(11,044)	(27,009)	(42.4)
Participation in profits of associates accounted for using the equity method	1,783	1,607	2.5
Foreign currency exchange differences	(29,793)	(7,504)	(11.8)

Profit before taxes	40,536	54,276	85.3

(Income) on tax on profits	(8,980)	(6,369)	(10.0)

NET PROFIT	31,556	47,907	75.2

Results of Operations for the Year Ended December 31, 2008 Compared to the Year Ended December 31, 2007

Operating Revenues

Operating revenues increased by 6.1% to Ch$738,731 million (US$1,160.7 million) in 2008 from Ch$696,300 million in 2007. This growth resulted mainly from increased revenues from broadband, pay television and corporate communications which grew 22.1%, 55.2%, and 11.4%, respectively, compared to 2007. This increase was offset by decreased revenues from complementary services and LD which declined 13.9% and 0.6%, respectively, compared to 2007.

Other Operating Income

Other operating income increased 210.5% to Ch$28,131 million (US$44.2 million) in 2008 from Ch$9,050 million in 2007, mainly explained by the sale of the security services subsidiary, Telemergencia S.A., that generated a gain of Ch$15,500 million (US$24.4 million) in the period.

Expenses

Total expenses includes personnel expenses and other miscellaneous operating expenses. Total expenses increased by 15.3% to Ch$512,106 million (US$804.6 million) in 2008 as compared to Ch$444,176 million in 2007.

Personnel Expenses

Personnel expenses, which accounted for 19.7% of total expenses in 2008, increased by 17.1% to Ch$101,029 million (US$158.7 million) in 2008, as compared to Ch$86,268 in 2007, primarily due to adjustments to salary into real terms (2008 inflation was 8.9%) and a 5.2% increase in the number of employees.

Other Miscellaneous Operating Expenses

Other operating expenses accounted for 80.3% of total expenses in 2008. This item includes, among others, television and broadband content, commercial expenses, maintenance costs, utilities cost and uncollectible accounts cost. Other operating expenses increased by 14.9% to Ch$411,078 million (US$645.9 million) in 2008, as compared to Ch$357,908 million in 2007, mainly because of: (i) higher television content expenses associated with an increase in number of subscribers, as well as higher capacity rental costs due to the higher download/upload speed offered to clients; (ii) an increase in maintenance costs due to increased accesses; and (iii) an increase in the provision for uncollectible accounts, to reflect current expectations about collections.

Depreciation and Amortization

Depreciation expenses decreased by 7.7% to Ch$167,573 million (US$263.3 million) in 2008 from Ch$181,590 million in 2007, mainly because the useful lives of certain assets expired and lower investment levels as compared with previous years.

Financial Expenses Net

Financial expenses net increased by 144.6% to Ch$27,009 million (US$42.4 million) in 2008 from Ch$11,044 million in 2007, due to hedging activities related to the Company’s debt, that were swapped from UF-denominated debt to nominal Chilean peso-denominated debt, increasing the nominal interest rate.

Participation in Profit (Loss) of Associates

Share of profit of associates decreased by 9.9% to Ch$1,607 million (US$2.5 million) in 2008 from Ch$1,783 million in 2007, accounted for using the equity method.

Foreign Currency Exchange Differences

Foreign currency exchange differences recorded a net loss in the amount of Ch$7,504 million (US$11.8 million) in 2008, as compared to a loss of Ch$29,793 million in 2007. To the extent that, during any given period, the Company has net liabilities denominated in a foreign currency (such as the U.S. dollar or euros) and the Chilean peso depreciates or appreciates in nominal terms against that currency, the Company may recognize for that period a foreign exchange loss or gain. Nevertheless the conservative hedging policy of the Company for foreign currency-denominated interest-bearing debt and operating expenses allows the Company to offset exposure to unfavorable exchange rate fluctuations. During 2008, the peso experienced a nominal depreciation of 28.1% against the U.S. dollar.

Income Taxes

The Company recorded an income tax charge in the amount of Ch$6,369 million (US$10.0 million) in 2008 corresponding to an effective consolidated tax rate for the Company of 11.7%, compared to an income tax charge of Ch$8,980 million in 2007 corresponding to an effective consolidated tax rate for the Company of 22.2%. The Company’s effective income tax rate differs from the Chilean tax rate of 17% due to the credit associated to price restatement for equity.

Net Income (Loss)

As a result of the above, Telefónica Chile’s net results amounted to a net income of Ch$47,907 million (US$75.2 million) in 2008, as compared to a net income of Ch$31,556 million recorded in 2007.

Results of Operations by Business Segments for the Year Ended December 31, 2008 Compared to the Year Ended December 31, 2007

The tables below sets forth the contribution to the Company’s net income by business segments for 2008 and 2007. Operating segments are defined as components of an enterprise for which separate financial information is available that is regularly used by the chief operating decisionmaker in deciding how to allocate resources and in assessing performance. See Note 5 to the Audited Consolidated Financial Statements of the Company to find a description of each of the following segments.

Relevant information regarding the Company and its main subsidiaries, which represent different segments, together with information regarding other subsidiaries is as follows for 2008:

For the year ended as of December 31, 2008	Fixed Telecomm.	Long Distance	Corporate Comm. and Data	Television	Other	Eliminations	Total
	(in millions of Chilean pesos)
Revenue from external customers	553,530	55,697	88,480	39,235	1,789	-	738,731
Revenue between segments	68,838	46,127	11,985	11	12,775	(139,736)	-
Other operating income	26,619	26	1,888	9	-	(411)	28,200
Employee expenses	(85,718)	(941)	(9,044)	(308)	(5,016)	-	(101,029)
Depreciation and amortization	(130,152)	(10,456)	(16,177)	(10,784)	(4)	-	(167,573)
Other operating expenses	(379,694)	(60,304)	(66,707)	(33,733)	(10,787)	140,147	(411,078)

Interest income	10,111	5,784	447	26	10	(11,048)	5,330
Interest expenses	(38,401)	-	(822)	(4,067)	(98)	11,048	(32,339)
Financial expenses, net	(28,290)	5,784	(375)	(4,041)	(88)	-	(27,009)

Participation in profit of associated companies accounted for using the equity method	33,893	25	52	-	-	(32,363)	1,607
Foreign currency exchange differences	(7,594)	1,359	(278)	(1,090)	100	-	(7,504)

Profit before taxes	51,432	37,318	9,822	(10,701)	(1,231)	(32,364)	54,276
Income tax expense	(3,648)	(4,515)	(310)	2,149	(46)	-	(6,369)
Profit for the year	47,784	32,803	9,512	(8,552)	(1,276)	(32,364)	47,907

Segment assets	1,573,220	233,730	110,425	89,099	8,014	(529,032)	1,485,456
Investment in associated companies accounted for using the equity method	266,473	79	205	-	-	(257,342)	9,415
Capital expenditures	100,214	9,257	18,303	20,216	-	-	147,989

Segment liabilities	939,896	52,415	43,215	86,147	7,180	(248,136)	880,716

Relevant information regarding the Company and its main subsidiaries, which represent different segments, together with information regarding other subsidiaries is as follows for 2007:

For the year ended as of December 31, 2007	Fixed Telecomm.	Long Distance	Corporate Comm. and Data	Television	Other	Eliminations	Total
	(in millions of Chilean pesos)
Revenue from external customers	533,271	56,045	79,390	25,274	2,320	-	696,300
Revenue between segments	55,241	35,227	11,547	78	11,064	(113,157)	-
Other operating income	10,660	117	432	281	7	(2,440)	9,058
Employee expenses	(69,235)	(1,056)	(10,947)	(306)	(4,724)	-	(86,268)
Depreciation and amortization	(145,562)	(10,838)	(17,916)	(7,272)	(3)	-	(181,591)
Other operating expenses	(335,308)	(52,638)	(54,426)	(22,636)	(8,498)	115,597	(357,908)

Interest income	8,785	3,346	1,073	137	31	(6,368)	7,004
Interest expenses	(22,274)	-	(2)	(1,805)	(334)	6,368	(18,049)
Financial expenses, net	(13,490)	3,346	1,071	(1,669)	(304)	-	(11,045)

Participation in profit of associated companies accounted for using the equity method	30,416	30	62	-	-	(28,727)	1,783
Foreign currency exchange differences	(30,204)	(128)	190	324	26	-	(29,793)

Profit before taxes	35,791	30,104	9,403	(5,926)	(110)	(28,727)	40,536
Income tax expense	(5,514)	(3,970)	(940)	1,254	189	-	(8,980)
Profit for the year	30,277	26,134	8,464	(4,671)	79	(28,727)	31,556

Segment assets	1,553,067	201,165	111,248	57,795	7,236	(466,968)	1,463,544
Investment in associated companies accounted for using the equity method	260,778	73	148	-	-	(253,379)	7,621
Capital expenditures	94,309	4,057	9,510	33,389	39	-	141,304

Segment liabilities	904,591	46,439	37,476	46,362	6,006	(198,479)	842,395

Fixed Telephony Revenues

Fixed telephony revenues, which accounted for 74.9% of the Company’s operating revenues in 2008, increased by 3.8% to Ch$553,530 million (US$869.7 million), as compared to Ch$533,271 in 2007. Voice, fixed network and complementary services includes revenues from: (i) telephony (voice) that consists of traditional telephone service (fixed and variable charge) and minute plans; (ii) broadband; (iii) access charges and interconnection; and (iv) complementary services, which includes other revenues associated with fixed telephony, such as: interior installations, equipment marketing, connections and other installations, directory advertising and public telephones, among others.

Telephony (Voice). Revenues from basic telephony, which includes telephone line service fees (fixed monthly charges), variable charges and minute plans associated with tariff flexibility, among others, increased by 0.8% in 2008 to Ch$332,891 million (US$523.0 million) from Ch$330,210 million in 2007 mainly due to an 11.2% increase in revenues in minutes plans, which generated Ch$138,344 million (US$217.4 million) in 2008 as compared with Ch$124,377 million in 2007. As of December 31, 2008, these plans represented 78.3% of the total lines in service. In addition, there was a 10.1% increase in revenues from value-added services that offset the decrease in revenues associated with traditional telephony services (fixed charge and variable charge), which decreased 20.1% and 1.4% to Ch$40,056 million (US$62.9 million) and Ch$47,156 million (US$74.1 million) in 2007, respectively. This decrease was primarily due to a decrease in the number of lines that are charged fixed monthly and variable charges as customers with traditional lines have migrated to flexible plans such as “minute plans” and “prepaid plans,” which do not charge a monthly telephone line service fee.

Broadband. Broadband revenues represented 15.6% of all operating revenues in 2008 and include revenues from broadband Internet access provided by the Company through ADSL to residential customers, small- and medium-sized companies, and corporate customers. Broadband revenues grew by 22.1% to Ch$115,139 million (US$180.9 million) in 2008 as compared to Ch$94,335 million in 2007, based on a 10.3% increase in ADSL connections in the year, driven by a commercial focus on bundled plans of broadband plus minutes of voice and digital television (for residential customers). As of December 31, 2008, the number of broadband connections totaled 710,797.

Access Charges and Interconnection. Revenues from access charges and interconnection include revenues from interconnection charges generated by LD carriers, as well as those paid by other telecommunications operators that use Telefónica Chile’s network and data-processing services offered to LD operators, such as metering, rating, billing and collections. Access charges and interconnection revenues increased by 8.0% to Ch$58,599 million (US$92.1 million) in 2008 from Ch$54,275 million in 2007. This increase was mainly due to higher interconnection services that increased 11.7% on a year-over-year basis. This was partially offset by a decrease of 13.0% and 3.3% in access charge revenues from domestic and international LD, respectively. Long distance access charge traffic decreased 8.5% in 2008 as compared with 2007.

Complementary Services. Complementary Services revenues include interior installations, equipment marketing, connections and other installations, directory advertising, Telemergencia (security services including alarm monitoring), public telephones, operator services and equipment marketing, among others. These revenues decreased 13.9% in 2008 to Ch$46,901 million (US$73.7 million) from Ch$54.5 million in 2007, impacted by: (i) a 11.6% decrease in revenues from interior installations due to lower number of lines subject to maintenance charges; (ii) a decrease in revenues from Telemergencia home security services mainly due to the sale of this business during this period; (iii) an 18.3% decrease in public telephone revenue due to lower traffic and lines as a result of mobile substitution; and (iv) a 75.5% decrease in ISP-switched and dedicated lines. The above were partly offset by a 15.1% increase in equipment marketing.

Television Services Revenues

Multimedia revenues accounted for 5.3% of the Company’s operating revenues in 2008 and increased by 55.2% to Ch$39,235 million (US$61.6 million), as compared to Ch$25,274 in 2007. This increase was based on a 19.6% increase in television connections in the year. As of December 31, 2008, the Company had 262,957 pay television customers.

Long Distance Revenues

Revenues from the long distance business segment, which accounted for 7.5% of total revenues in 2008, decreased by 0.6% to Ch$55,697 million (US$87.5 million) compared to Ch$56,045 million in 2007. LD revenues include revenues from domestic and international long distance traffic carried by the Company, as well as revenues from the rental of the Company’s LD network to other telecom operators. The decrease in LD revenues was mainly attributable to a 7.0% decrease in domestic LD revenues. However, this was partly compensated for by a 3.3% increase in revenues from international LD and a 2.2% increase in rental capacity compared to 2007.

Corporate Customers Communications Revenues

Revenues from the corporate customers communications business segment, which accounted for 12.0% of the Company’s revenues in 2008, increased by 11.4% to Ch$88,480 million (US$139.0 million) compared to Ch$79,390 million in 2007. Corporate customers communications includes revenues from: (i) the sale and rental of telecommunications equipment to large corporate customers; (ii) complementary telephone services, such as “800” numbers and digital communication services; (iii) data services, including ATM, Frame Relay, data equipment and services related to the IP network; and (iv) dedicated links and other services, including videoconference, Datared, E1 Links and VSAT, housing and hosting, and consulting services to large corporate customers.

The increase in revenues was mainly due to a 19.3% increase in data services revenues to Ch$33,536 million (US$52.7 million) from Ch$28,107 million in 2007, a 14.9% increase in revenues from circuits and others and an increase of 2.2% in complementary services. Revenues from terminal equipment marketing partially offset these increases with a 5.8% decrease during 2008.

Other Businesses Revenues

Revenues from other businesses, which accounted for 0.2% of the Company’s revenues in 2008, decreased by 22.9% to Ch$1,789 million (US$2.8 million) as compared to Ch$2,320 million in 2007. Revenues from other businesses include revenues from t-gestiona.

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

During 2008, Telefónica Chile continued to pursue its strategy of improving its financial structure by focusing capital expenditures on Company businesses with the highest expected returns and reducing capital expenses.

During 2008, the Company generated net cash from operating activities totaling Ch$178,137 million (US$279.9 million), compared to Ch$228,958 million in 2007, as a result of a net income of Ch$47,907 million (US$75.2 million) in 2008 as compared to net income of Ch$31,556 million in 2007, adjusted for activities that affect net income but do not affect cash, principally depreciation and amortization charges of Ch$167,573 million (US$263.3 million) in 2008 as compared to Ch$181,590 million in 2007.

Net cash used in investing activities reached Ch$128,167 million (US$201.4 million) in 2008, compared to Ch$128,237 million in 2007. The cash used in investing activities in 2008 was principally associated with the acquisition of property, plant and equipment.

Net cash used in financing activities reached Ch$51,499 million (US$80.9 million) in 2008 as compared with Ch$68,769 million in 2007. Cash in 2008 was mainly used for dividend payments and a capital reduction of Ch$50,036 million (US$78.6 million) and repayments of debt.

The Company’s equity as of December 31, 2008 and 2007 was Ch$604,739 million (US$950.2 million) and Ch$621,149 million, respectively. The decrease in equity as of December 31, 2008 was primarily attributable to the payment, during 2008, of dividends totaling Ch$10,792 million (US$17.0 million), as well as a capital reduction of Ch$39,243 million (US$61.7 million), in order to distribute additional cash to shareholders of the parent.

Outstanding Indebtedness

Following its privatization in 1988, the Company pursued an aggressive development plan to expand its fixed-line network and develop other telecommunications services, such as LD service, mobile telephony and data transmission services. To fund the capital expenditures associated with this expansion, the Company has raised capital by issuing debt through domestic and international offerings, including the issuance of Yankee and Euro Bonds, and has borrowed funds from commercial banks in the form of syndicated and bilateral loans. The Company has also accessed the local Chilean capital markets through the issuance of medium- and long-term bonds, primarily sold to pension funds, insurance companies and other institutional investors, and commercial paper, and through borrowing from commercial banks.

At December 31, 2008, the Company’s financial debt totaled Ch$436,388 million (US$685.7 million) including current maturities, outstanding derivatives and fair value adjustments, which decreased as compared with 2007, due to the amortization of US$150 million of credit derivatives in August 2008 and the amortization of Series F bonds in April and October 2008. The repayment of Series F bonds amounted to US$2.3 million.

During 2008, the sources of financing were mainly operating funds, which allowed the Company to make Ch$147,989 million (US$232.5 million) in investments. In addition, a total of Ch$10,793 million (US$17.0 million) was distributed to shareholders as dividends and Ch$39,243 million (US$61.7 million) was distributed to shareholders through a capital decrease.

The following table sets forth the Company’s outstanding debt as of December 31, 2008:

	As of December 31, 2008
	Total Debt Outstanding	Short Term Portion	Long Term Portion	Type of Debt	Date Incurred	Original Principal Amounts Borrowed(1)	Interest Rate	Maturity
	(In millions of constant Chilean pesos as of December 31, 2008, except as indicated)

Long Term Obligations with Banks:
CALYON, New York and Others	127,229	127,229	–	Syndicated loan	2004	US$200 mm	Libor + 0.35	2009
BBVA Bancomer and Others	95,904	476	95,429	Syndicated loan	2005	US$150 mm	Libor + 0.334	2011
BBVA Bancomer and Others	95,338	261	95,077	Syndicated loan	2008	US$150 mm	Libor + 0.60	2013
Banco Santander	76,643	392	76,251	Bilateral loan	2005	UF 3,555,000	TAB360 + 0.325	2010
Total Long Term Obligations with Banks	395,114	128,358	266,757

Bonds and Debentures:
Series F	11,475	1,641	9,834	Local bond	1991	UF 500,000	6.00%	2016
Series L	63,118	40	63,147	Local bond	2006	UF 3,000,000	3.75%	2012
Total Bonds and Debentures	74,663	1,682	72,981

Notes and Accounts Payables to Related Companies and Capital Lease Obligations:
Leasing Obligations	225	19	206	Leasing	-	-	8.10%	2016

Total Long Term Debt (including current maturities)	470,003

Total Debt Outstanding	470,003
Fair Value Total Debt	469,993
Outstanding Derivatives	33,605
Total Debt	436,388

(1)	In original currency of debt as incurred.

In addition to available cash as of December 31, 2008, the Company has the ability to draw up to approximately Ch$1,700 million (US$2.7 million) from unused lines of credit granted by Chilean banks.

The Company has the equivalent of US$200 million of debt that will mature in 2009.  The Company intends to refinance this debt. In connection with this refinancing, the Company issued Series N bonds in the Chilean market or the equivalent of Ch$106,000 million (US$181 million) in April 2009. The bonds will mature in 2014 and carry an interest rate of UF plus 3.23%.

Some of the Company’s indebtedness is governed by instruments and agreements that contain restrictive covenants with which the Company is obligated to comply. During the recent years, the Company has been renegotiating its outstanding debt in order to improve its rates and maturities, but also to establish less restrictive covenants.

In December 2008, the Company’s creditors agreed to modify the leverage covenants in response to the Company’s adoption of IFRS. Under the terms of the Company’s syndicated loan agreements, as amended by the above mentioned modification, the Company must maintain a leverage ratio (as defined in each respective agreement) equal to or lower than 2.5. Additionally, the covenants for the local bonds require that the Company maintain a leverage ratio (as defined in the local bond agreement) equal to or lower than 2.5. In addition, the Company’s Board of Directors agreed to propose at the 2009 General Annual Shareholders’ Meeting to eliminate the inclusion of any covenant in the Investment and Financing Policy for 2009. As of December 31, 2008, the Company was in compliance with all financial covenants set forth under the agreements governing its debt obligations and with all other covenants in these agreements. As of December 31, 2008, the Company had a leverage ratio of 1.38, defined as total liabilities minus hedging assets divided by equity.  As of December 31, 2008, the Company had an interest coverage ratio of 6.47, defined as EBITDA divided by net financial expenses plus debt exchange differences.

During 2008, Fitch Ratings reaffirmed the Company’s rating of BBB+ with a stable outlook.

Capital Expenditures and Other Liquidity Requirements

Debt Prepayment and Repayment

In 2008, the Company continued its strategy of strengthening its financial structure. During the last six years, the Company achieved a significant decrease in its total financial debt through increased cash flow, which enabled the Company to reduce its debt through several debt repayments.

During 2008, the Company’s main source of financing was operating cash flow. These resources allowed investments of Ch$147,989 million (US$232.5 million) for capital expenditures and the payment of dividends and return of capital equivalent to Ch$50,036 million (US$78.6 million).

Debt Refinance

On June 12, 2008, the Company renegotiated an international loan in the amount of US$150 million. The international bank loan has been structured as a “club deal,” with the participation of the following banks: Banco Santander, Banesto, Bank of Tokyo, BBVA, Caja Madrid, EDC and Rabobank. The funds were used to refinance a syndicated loan that was to mature in December 2008.

Capital Expenditures

Capital expenditures have been designated primarily for those business areas presenting the greatest potential return.

In 2008, Telefónica Chile’s capital expenditures totaled Ch$147,989 million (US$232.5 million). These investments were focused on consolidating business growth, mostly in broadband, projects of the corporate customer segment and digital television. In the fixed telecommunications business, investment funds were used for for commercializing lines with minute plans and for maximizing the use of installed capacity, focusing on network deployment in areas of real estate development. The investment plan emphasized initiatives aimed at updating network infrastructure by replacing old equipment and introducing new generation technologies (IP), with a view to attaining high service quality standards with more stable and flexible platforms.

Additional emphasis was placed on simplifying the processes and systems that support Company operations, thus improving the support tools for the Company’s business, technical and administrative management.

The Company’s management expects to maintain a similar level of capital expenditures in future years in addition to the capital expenditures required for the provision of pay television services to its different client segments. The Company’s management reviews the capital expenditures program periodically and adjustments are made as appropriate in light of any changes in market conditions, general economic conditions in the country, competition and other factors.

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

In 2008, the Company continued its policy of hedging 100% of its financial debt against foreign exchange fluctuations. Of the Company’s total long-term debt (including current maturities) of Ch$436,288 million (US$685.7 million) as of December 31, 2008, 32.9% was denominated in Chilean pesos and 67.1% was denominated in foreign currencies, mainly the U.S. dollar. In addition, the Company has hedged some of its dollar-denominated operating expenses.

As of December 31, 2008, 62.4% of the Company’s long-term interest-bearing debt, including current portion and foreign currency- and Chilean peso-denominated debt, was exposed to interest rate fluctuations. The remaining 37.6% of the Company’s interest-bearing debt was insulated from interest rate fluctuations: 21.7% was hedged and 15.9% was fixed-rate debt. As of December 31, 2008, the Company had outstanding cross-currency swaps of Ch$101,833 million (US$160.0 million), which serve to hedge against dollar-peso exchange rate fluctuations and, at the same time, effectively change its floating rate to a fixed rate. See “Item 11. Quantitative and Qualitative Disclosures About Market Risk.”

Impact of Foreign Exchange

Monetary assets and liabilities in foreign currencies are restated at period-end exchange rates. In the Company’s case, the amount of monetary correction for any period will depend primarily on the amount of foreign currency-denominated monetary assets and liabilities.

Significant Changes in Accounting Policies

The following published IFRS and interpretations of the IFRIC have been issued and still not effective.

Standard and Standard Amendments		Date of mandatory application
Amendment of IFRS 1	First-time Adoption of International Financial Reporting Standards	January 1, 2009
Amendment of IFRS 2	Share based payments	January 1, 2009
Amendment of IFRS 3R	Business Combinations	July 1, 2009
IFRS 8	Operating Segments	January 1, 2009
Amendment of IAS 1R	Presentation of financial statements – reviewed presentation	January 1, 2009
Amendment of IAS 23	Borrowing costs	January 1, 2009
Amendment of IAS 27R	Consolidated and Individual Financial Statements	July 1, 2009
Amendment of IAS 32 y IAS 1	Financial Instruments: Disclosure and Presentation - puttable financial instruments and obligations arising on liquidation	January 1, 2009
Amendment of IAS 39	Financial Instruments: Recognition and Measurement	July 1, 2009
Interpretations		Date of mandatory application
IFRIC 13	Customer fidelity programs	July 1, 2008
IFRIC 16	Hedges of a net investment in a foreign operation	October 1, 2008

We have opted for the early adoption of IFRS 8 “Operating Segments”. The adoption of these standards, amendments and interpretations has not had a significant impact on the Company’s financial position or consolidated results in the initial period of application, although it has entailed new disclosures in the accompanying Audited Consolidated Financial Statements.

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

The Company holds no material patents and does not grant others material licenses on its intellectual property. In connection with its provision of telecommunications services, the Company plans infrastructure development based upon present and projected future demand for such services. The Company mainly acquires the necessary technology, including equipment, from third parties.

D.           Trend Information

Regulatory Environment

The Chilean Government has historically regulated local telephony services in Chile. The Chilean government, through the Chilean Antitrust Authority, the agency responsible for making certain determinations relating to competitive conditions in the telecommunications industry, has determined that Telefónica Chile is a dominant operator of local telephony in many regions of Chile. As a result, the Company is subject to tariff decrees that regulate certain rates and fees the Company can charge for local telephony services in most of the country. Tariff regulation, which is set every five years, may have a significant impact on Company revenues and its ability to compete in the marketplace, as the Company is required to charge the same tariff to all customers in a designated tariff area.

Recent trends seen outside of Chile have shown an increased use of IP telephony as a substitute for traditional voice services at lower prices. The Telecommunications Law in Chile requires a regulation to be defined for these services to be offered to the public. Currently IP telephony may only be offered to corporate customers for internal use. See “Item 4. Information on the Company—Business Overview—Licenses and Tariffs.”

The Chilean Economy

The Company’s operations are located almost entirely in Chile; therefore, the Company’s operating and financial performance is sensitive to, and dependent upon, the level of economic activity in Chile. For the last seven years the Chilean economy has experienced positive growth, with an expansion of GDP at rates of 6.0% in 2004, 5.6% in 2005, 4.6% in 2006, 4.7% in 2007. Despite the economy’s growth in 2008, in the final part of the year, the Chilean economy began to slow down due to the current situation faced by many developed economies, resulting in a real growth rate of 3.2%. The Central Bank’s concern for price stability has translated into the application of an inflation targeted monetary approach. Inflation reached 2.4% in 2004, 3.7% in 2005, 2.6% in 2006,  7.8% in 2007 and 7.1% in 2008. The current account had a surplus of 2.2% of GDP in 2004, 1.2% in 2005, 4.9% in 2006 and 4.4% in 2007, while in 2008 there was a deficit of 2.0%. Annual average unemployment declined from 9.0% in 2002 to 7.7% in 2008; therefore, household spending has contributed to the recent years’ expansion. During 2008, fiscal revenue remained strong, driven especially by the high prices of commodities in the first half of the year, particularly copper, resulting in a fiscal surplus equal to an estimated 5.2% of GDP. Meanwhile, domestic demand increased by approximately 7.4%, private consumption grew by approximately 4.3% and investment grew by approximately 19.5%. In spite of the favorable economic climate, there can be no assurance that the consumption of the Company’s products and services will grow in the same proportion.

Increased Competition, New Entrants and M&A Activity

Telefónica Chile faces intense competition in every aspect of its business. Telefónica Chile competes with both mobile telephony and other fixed and cable telephony operators, none of which are subject to the same tariff regulations as the Company and therefore compete under different conditions. Nevertheless, the Company remains the leading fixed telephony operator. In 2004 and 2005, the competitive environment led to significant merger and acquisition activity, primarily in the cable operator business, where the top two companies consolidated and, combined, had nearly 90% of the pay television market, while also becoming a relevant player in broadband and fixed telephony. Additionally, in the mobile telephony business, in 2004, Telefónica Móviles (“TEM”) acquired Bellsouth in Chile and the mobile subsidiary of Telefónica Chile in order to merge these two companies. During 2005, the Mexican operator America Móvil (a subsidiary of Telmex) acquired the local mobile operator Smartcom, Telecom Italia sold its controlling stake in Entel to the local group Almendral, and the fixed network operator Manquehue Net was acquired by the local data transmission operator, GTD Group. In June 2006, Telefónica Chile entered the pay television market, where the dominant operator is the cable company VTR, and has managed to gain significant  market share. In 2008, Telmex started building a hybrid fiber coaxial network with voice, broadband and pay television services. Telmex had already entered the residential segment through a bundled offer of telephony, broadband and satellite television. The telephony and broadband services are provided over WiMax, while its acquisition of ZAP TV allowed it to bundle these services with satellite television. The mobile telephony market has continued to grow, reaching a penetration in the market of about 95 lines per 100 inhabitants as of December 31, 2008, as compared with only 20 lines per 100 inhabitants in fixed line service. The Company has experienced substitution since the introduction of mobile communications service, which has contributed to the declines in number of fixed lines, volume of local traffic and domestic LD traffic.

See also “Item 4. Information on the Company—Business Overview.”

E.           Off-Balance Sheet Arrangements

There are no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on the Company’s financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

F.           Tabular Disclosure of Contractual Obligations

The following table summarizes the Company’s contractual cash obligations and commercial commitments as of December 31, 2008 and the liquidity requirements for such obligations in the future periods specified.

	Payments due by period in millions of constant Chilean pesos as of December 31, 2008
Contractual Obligations	Total	Less than 1 year	1-3-years	3-5 years	More than 5 years
Long-term debt, including current maturities (1)	469,635	130,007	174,651	161,212	3,765
Capital (finance) lease obligations (1)	367	51	101	101	114
Operating lease obligations	–	–	–	–	–
Purchase obligations	–	–	–	–	–
Other long-term liabilities reflected on the Company’s balance sheet under IFRS (2)	397,114	228,324	3,697	7,428	157,665
Other accounts payable and due to related company (1)	40,277	40,277	-	-	-
Total contractual obligations	907,393	398,659	178,449	168,741	161,544

(1)	Includes accrued interest as of December 31, 2008.

(2)	Other long-term liabilities include dividends payable, notes payable, miscellaneous accounts payable, accruals, withholdings and deferred taxes, severance indemnity obligations and other liabilities.

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

The Board of Directors must meet at least once per month.

As of March 1, 2008, the Company’s directors and executive officers were:

Directors (1)

Name	Position
Emilio Gilolmo López	Chairman of the Board of Directors and Director Series A Common Stock
Narcís Serra Serra	Deputy Chairman of the Board of Directors and Director Series A Common Stock
Andrés Concha Rodríguez	Director Series A Common Stock
Fernando Bustamante Huerta	Director Series A Common Stock
Patricio Rojas Ramos	Director Series A Common Stock
Hernán Cheyre Valenzuela	Director Series A Common Stock
Marco Colodro Hadjes	Director Series B Common Stock
José María Álvarez-Pallete	Alternate―Director Series A Common Stock
Manuel Álvarez-Tronge	Alternate―Director Series A Common Stock
Raúl Morodo Leoncio	Alternate―Director Series A Common Stock
Benjamin Holmes Bierwirth	Alternate―Director Series A Common Stock
Carlos Díaz Vergara	Alternate―Director Series A Common Stock
Mario Vázquez Mari	Alternate―Director Series A Common Stock
Alfonso Ferrari Herrero	Alternate―Director Series B Common Stock

Executive Officers

Name	Position
Oliver Alexander Flögel(2)	Chief Executive Officer (CEO)
Victor Galilea Page	General Counsel and Secretary of the Board of Directors
Isabel Margarita Bravo Collao	Financial Officer
Gustavo Marambio(3)	Technology and Operations Officer
César Valdés Morales	Commercial and Administrative Services Officer
Mauricio Monteiro de Azevedo	Small and Medium Business Officer
Rafael Zamora Sanhueza(4)	Strategic Planning and Regulation Officer
Francisco Javier de Miguel del Val	Internal Auditing Officer

Name	Position
Pedro Pablo Lazo(5)	Corporate Communications Business Officer
Rubén Sepúlveda Miranda	Human Resources Officer
Fernando García Muñoz	Management Control and Chief Accounting Officer
Humberto Soto Velasco	Regulation and Wholesalers Officer
Juan Antonio Etcheverry	Residential Business Officer

(1) The Board of Directors was elected for a three-year period at the General Shareholder’s Meeting held on April 13, 2007.

(2) Oliver Flögel was appointed as Chief Executive Officer from January 1, 2009 to succeed José Moles, who left that position on December 31, 2008.

(3) Gustavo Marambio was appointed as Technology and Operations Officer on April 1, 2009, to succeed Manuel Plaza.

(4) Rafael Zamora was appointed as Corporate Strategy Development and Regulation Officer on March 1, 2009. Mr. Zamora was formerly the Telefónica Empresas Officer.

(5) Pedro Pablo Lazo was appointed as Telefónica Empresas Officer on March 1, 2009, to succeed Rafael Zamora.

Certain of the Company’s directors also serve as directors or officers of other companies, including related companies (where noted below) and other companies in the Chilean telecommunications industry. See “Item 7. Major Shareholders and Related Party Transactions.”

Set forth below is a brief biographical description of the directors and executive officers of the Company. All ages of directors and executive officers are stated as of December 31, 2008.

Directors

Emilio Gilolmo López, 67, became a Series A director and the Chairman of the Board of Directors in April 2006. Within the Telefónica Group he has served as member of the Board of Sogecable S.A. and Chairman of Lolafilms S.A. He has vast experience in the banking industry and as a professor in constitutional law at Complutense University of Madrid and the diplomatic academy. He is Vice President of the Spanish Federation of Human Rights Protection, of the “Club Siglo XXI” and sponsor of the Ortega y Gasset Foundation. He holds a law degree from the Universidad de Madrid.

Narcís Serra Serra, 66, became a Series A director and Deputy Chairman of the Board in July 2004. He is the Chairman of Fundación CIDOB, of the National Museum of Art of Catalunya, Deputy Chairman of Catalunya’s Advisory Board of Telefónica S.A., member of the Board of TELESP, Telefónica Internacional, S.A. and Caixa Catalunya. Currently, he is a professor of Economic Theory at Universidad Autónoma de Barcelona. He holds an economics degree from Universidad de Barcelona and a Ph.D. in economics from Universidad Autónoma de Barcelona.

Andrés Concha Rodríguez, 65, became a Series A director on April 26, 2001. He holds a bachelor’s degree in economics from the University of Chile. At present, he is the General Director of the Chilean Federation of Industry, member of the Board of Security Holdings, a financial institution, and a member of the Board of Pilmaiquen Electrical Co.

Fernando Bustamante Huerta, 69, became a Series A director on April 26, 2001. He was the Chairman of the Board of Metro S.A. He is a general manager and partner of Inversiones El Olivar Ltda. He holds an accounting degree from Universidad de Chile.

Patricio Rojas Ramos, 48, became a Series A director in April 2005. He is a partner of P. Rojas & Asociados, an economic consulting company. Currently, he is professor of the Department of Economics at the Universidad Católica de Chile. He holds an economics degree from the Universidad Católica de Chile and a Ph.D. from MIT.

Hernán Cheyre Valenzuela, 54, became a Series A director on April 15, 2004. He is the Chairman of Econsult, a consulting company. He holds a commercial engineering degree from the Universidad Católica de Chile and a master’s degree in economics from the University of Chicago.

Raúl Morodo Leoncio, 74, became a Series A director on April 23, 2008. He is a professor of constitutional law at the Complutense University of Madrid and former vice-chancellor of the Universidad Internacional Menéndez y Pelayo. As a diplomat, he was the Spanish ambassador to UNESCO, Portugal and Venezuela. He holds a law degree from the Universidad de Salamanca.

Marco Colodro Hadjes, 67, became a Series B director on January 28, 2005. He has been Manager of International Commerce of Banco Central de Chile, Deputy Chairman of Banco del Estado de Chile and Chairman of Televisión Nacional de Chile. He holds an economics degree from the Universidad de Chile and a doctorate from the University of Paris.

José María Álvarez-Pallete, 45, became a director on April 22, 2003. In September 1999, he became Chief Financial Officer of Telefónica, S.A. He was appointed Chairman and Chief Executive Officer of Telefónica Internacional on July 24, 2002. He is a member of the following Boards of Directors: Telefónica de España, Telefónica Móviles, Telefónica Móviles España, Telefónica Data, Telefónica Internacional, Telefónica de Argentina, Telesp, Telefónica Chile, Telefónica de Perú, Cointel, Compañía de Teléfonos de Chile Transmisiones Regionales, Telefónica Larga Distancia de Puerto Rico, China Netcom, and the Supervisory Board of Cesky Telecom. Mr. Álvarez-Pallete holds a graduate degree in economics from the Complutense University of Madrid. He also studied economics at the Université Libre de Belgique.

Manuel Álvarez Tronge, 52, became a Series A alternate director in April 2006. He also served as Secretary of the Board of Telefónica Internacional S.A. in Spain. He worked as a lawyer at the Superintendencia de Seguros de la Nación (the National Superintendent of Insurance) and served as Counsel of the Ministry of Justice of Peru and a Legal Manager of Perez Companc S.A. He has also been a professor at Austral, Saint Andrews and Buenos Aires Universities. He holds a law degree from the Universidad de Buenos Aires.

Benjamin Holmes Bierwirth, 59, became an alternate Series A director in April 2005. He is a member of the Board of Zofri S.A., La Fuente Editores and Laboratorio City. He is also the Chairman of Sociedad de Inversiones y Asesorías Frutillar and founding partner of Portal del Arte S.A. He holds a commercial engineering degree from the Universidad de Chile.

Carlos Díaz Vergara, 46, became an alternate Series A director on April 15, 2004. He is a member of the Risk Rating Commission for securities that can be purchased by pension funds. Currently, he holds the positions of Dean and Professor at the School of Business and Economics at the Universidad de los Andes and Professor in the Department of Economics at the Universidad Católica de Chile. He holds a commercial engineering degree from the Universidad Católica de Chile, and has a master’s degree in economics from the University of California, Los Angeles.

Mario Vásquez Mari, 73, became an alternate Series A director in April 2007. He is a member of the following Boards of Directors: Telefónica Latinoamérica, Telefónica Argentina S.A., Telefónica Holdings S.A. and Fundación Telefónica in Argentina, among other companies and foundations. Moreover, he is president of Río Seguros S.A. and is professor of auditing in the Faculty of Economics of the University of Buenos Aires. He holds a degree in Public Auditing from the University of Buenos Aires.

Alfonso Ferrari Herrero, 67, became an alternate Series B director on April 26, 2001. He is a director of Telefónica S.A., Telefónica Internacional S.A. and Telefónica de Perú S.A.A., the Chairman of the Commission of Appointments and Payments of Telefónica, and President of the Audit Committee of Telefónica de Perú. He holds a Ph.D. in electrical engineering from Madrid University’s Polytechnic School and a master’s degree in business administration from Harvard University.

Executive Officers

Oliver Alexander Flögel, 37, was appointed on Janaury 1, 2009 as the Chief Executive Officer of Telefónica Chile. Prior to joining the Company, he was the General Director of Telefónica Móviles Chile. He holds a Degree in Business Administration and a Bachelor of Information Systems from the European University in Belgium and a

Masters in Corporate Finance from the Centre for Macroeconomic Studies of Argentina. Within the Telefónica Group, he held positions in Río de Janeiro, Brazil, Buenos Aires, Argentina, Madrid, Spain and Santiago de Chile, where he worked for over 14 years in the finance, corporate development and mergers & acquisitions departments.

Victor Galilea Page, 49, has been the Secretary of the Board of Directors and General Counsel of Telefónica Chile since November 2008. Prior to joining the Company, he was the legal and regulatory affairs officer at Telefónica Móviles Chile and previously held the same position at Bellsouth Comunicaciones in Chile. He holds a law degree from the Universidad de Chile.

Isabel Margarita Bravo Collao, 41, Financial Officer of Telefónica Chile. She joined the finance division of Telefónica Chile in November of 1990 and was the head of the Investor Relations division until 2001, when she was appointed to her current position. She holds a Commercial Engineering degree from Universidad de Santiago de Chile and a Masters degree in Finance from Universidad Adolfo Ibáñez.

Gustavo Marambio, 55, Technology and Operations Officer, joined Telefónica Chile in April 2009. Prior to joining the Company, he was Technology officer at Telefónica Móviles Chile since 2002. Within the Telefónica Group, he held positions in CRT Celular Brazil. He holds a degree in electronic civil engineering and has a master’s degree in administration.

César Valdés Morales, 44, Chief Commercial and Administrative Services Officer, joined Telefónica Chile in 1991. He has held executive positions at both the Company, in the Systems Development area, and within Telefónica Latin America, in Global Project Development and IT Services and Development. He holds a degree in industrial civil engineering from the Universidad Católica de Chile, as well as postgraduate degrees in company and IT management.

Mauricio Monteiro de Azevedo, 38, Small and Medium Business and Professionals Officer, joined Telefónica Chile in November 2007. He has served as commercial director of the TOP business segment at Telefónica Brazil. He holds a degree in Production Engineering from Universidad Federal de Rio de Janeiro and an MBA from the University of Michigan.

Juan Antonio Etcheverry, 42, Residential Business Officer, joined Telefónica Chile in January 2007. He holds a degree in industrial civil engineering from the Universidad de Chile.

Francisco Javier de Miguel del Val, 41, Internal Auditing Officer, joined Telefónica Chile in February 2007. Prior to joining the Company, he held positions as head of financial management and manager of internal auditing for Telefónica Spain. He holds a degree in law from the Universidad Autónoma de Madrid, a master’s degree in taxation from the Centro de Estudios Financieros and a master’s degree in real estate law and legal practice from the Universidad Complutense de Madrid.

Rubén Sepúlveda Miranda, 43, the Human Resources Officer, joined the Company in June 2006. He holds a degree in commercial engineering and a master’s degree in human resources management from the Universidad de Santiago de Chile, as well as a diploma in strategic human resources management from the Universidad Adolfo Ibañez as well as a master’s degree in human resources administration and management from Universidad de Santiago de Chile.

Fernando García Muñoz, 36, Management Control and Chief Accounting Officer, joined Telefónica Chile in 2007. He holds a degree in economics and business science from CUNEF, Universidad Complutense and an MBA from the Instituto de Empresas of Madrid. Prior to joining the Company, he held positions in the management control, strategy and corporate development and human resources departments within the Telefónica Group

Humberto Soto Velasco, 50, the Regulation and Wholesalers Officer, joined Telefónica Chile in July 2002. He holds an electrical civil engineering degree from the Universidad de Chile.

Rafael Zamora Sanhueza, 43, the Corporate Strategy Development and Regulation Officer, joined Telefónica Chile in 1991. His experience at the Company includes head positions in the control and planning area, as well as the residential and corporate customers areas. He holds a degree in civil industrial engineering and a master’s degree in industrial engineering from the Universidad de Chile.

Pedro Pablo Lazo, 48, the Telefónica Empresas Officer, joined Telefonica Chile in March 1, 2009. Prior to joining the Company, he was the Corporate Segment officer at Telefónica Móviles Chile since 2005. He holds a degree in civil engineering from the Universidad Católica de Chile.

B.           Compensation of Directors and Officers

Each director and alternate director, with the exception of the Chairman of the Board and the Deputy Chairman of the Board, receives compensation equal to 120 UTMs (US$7,099 as of December 31, 2008) per month for attending Board meetings and for expenses, provided he has attended at least one Board meeting in the month.

The Chairman of the Board of Directors receives twice the compensation received by other directors. The Deputy Chairman of the Board of Directors receives 1.5 times the compensation received by other directors.

The compensation for Board members and their alternate directors is decided at the General Annual Shareholders’ Meeting. For the year ended December 31, 2008, the compensation paid to directors and executive officers of the Company was as follows:

Name	Position	Total Compensation (in thousands of constant Ch$ as of December 31, 2008)
Emilio Gilolmo López	Chairman and Director Series A Common Stock	105,325	(1)
Narcís Serra Serra	Deputy Chairman and Director Series A Common Stock	73,699
Andrés Concha Rodriguez	Director Series A Common Stock	54,900	(2)
Fernando Bustamante Huerta	Director Series A Common Stock	53,621
Patricio Rojas Ramos	Director Series A Common Stock	61,287	(3)
Hernán Cheyre Valenzuela	Director Series A Common Stock	62,566	(2)(3)
Marco Colodro Hadjes	Director Series B Common Stock	53,621
José María Álvarez-Pallete	Alternate—Director Series A Common Stock	31,225
Manuel Álvarez Tronge	Alternate—Director Series A Common Stock	40,262
Benjamin Holmes Bierwirth	Alternate—Director Series A Common Stock	61,287	(3)
Carlos Díaz Vergara	Alternate—Director Series A Common Stock	61,287	(3)
Mario Vázquez Mari	Alternate—Director Series A Common Stock	53,621
Raúl Morodo Leoncio	Alternate—Director Series A Common Stock	40,047
Alfonso Ferrari Herrero	Alternate—Director Series B Common Stock	45,028	(4)
Sub-Total (Directors)		760,088
Executives		8,043,008	(5)
Total		8,803,096
(1) Includes Ch$7,029 for service on the Directors Committee.

(2) Includes Ch$1,279 for service on the Audit Committee.

(3) Includes Ch$7,666 for service on the Directors Committee.

(4) Includes Ch$321 for service on the Audit Committee.

(5) This sum represents the compensation paid to 63 executives  of the Company.

Since 2001, the Company’s subsidiaries do not compensate their directors. Consequently, during 2008, no fees were paid to directors of subsidiaries. In the case of each subsidiary, the decision to eliminate directors’ fees was adopted by the respective boards of directors and approved by their shareholders.

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

If a vacancy occurs on the Board of Directors, the respective alternate director will assume the duties of the vacant directorship for the remainder of the term. Upon any alternate director’s resignation, death, or legal disqualification, the Board may appoint a replacement to serve until the next General Shareholders’ Meeting, where elections shall be held for the entire Board.

Directors Committee

According to Law 19,705, effective as of December 20, 2000, all limited liability public companies with a market capitalization greater than UF1,500,000 (equivalent to approximately US$50.6 million as of December 31, 2008) must appoint a directors committee composed of three directors, the majority of whom must be independent from the controlling shareholder.

The Company’s Directors Committee was created on April 14, 2005. The current members of the Directors Committee were elected by the Board of Directors at a meeting held on April 23, 2007. The budget for this committee and the monthly compensation of the committee members and alternate committee members for the year 2008 were approved at the General Annual Shareholders’ Meeting of the Company held on April 14, 2008.

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

During 2008, the Directors Committee held monthly meetings to review the matters entrusted to it as is stipulated in the corresponding Committee acts. Additionally, the Committee approved the quarterly financial statements submitted to it by management.

Each member and alternate member of the Directors Committee receives compensation equal to UF30 (approximately US$1,011 as of December 31, 2008) per month for attending Directors Committee meetings, provided that he has attended at least one Directors Committee meeting in such month. The annual budget of the Directors Committee amounts to Ch$75 million (approximately US$117,841 as of December 31, 2008). During 2008, the Directors Committee made no use of the budget.

As of December 31, 2008, the Directors Committee was comprised of the following persons:

Regular Member	Alternate Member
Emilio Gilolmo López	José María Álvarez-Pallete
Patricio Rojas Ramos	Benjamin Holmes Bierwirth
Hernán Cheyre Valenzuela	Carlos Díaz Vergara

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

At the Annual General Shareholders’ Meeting held on April 14, 2008, compensation for audit committee members was set at UF15 per session, with a maximum of six sessions per year. For more information on executive compensation paid in 2007, see “—Compensation of Directors and Officers” above. The expense budget for the audit committee was set at Ch$37 million (approximately US$58,135) for the year 2008.

For further information about significant differences in the Company’s corporate governance practices from U.S. companies listed with the NYSE, please see “Item 16G. Corporate Governance.”

D.           Employees

As of December 31, 2008, Telefónica Chile (excluding its subsidiaries) employed 3,892 persons. Telefónica Chile’s subsidiaries employed 621 persons as of December 31, 2008.

The table below sets forth the total number of employees as of December 31 of each year indicated, and the percent change from December 31 of the preceding year.

Year	Number of Employees	% Change
2006	3,660	-6.4%
2007	4,291	+17.2
2008	4,513	+5.2%

The table below sets forth the breakdown of the Company’s employees as of December 31 of each year indicated, and the change from December 31, 2007 to December 31, 2008.

	Number of Employees
Company Segment	2006	2007	2008	% Change Between 2008 and 2007
Parent Company	2,962	3,619	3,892	7.5%
Long Distance	29	46	24	(47.8)%
Corporate Customer Communications	412	340	332	(2.4)%
Others	257	286	265	(7.3)%
Total	3,660	4,291	4,513	5.2%

The 5.2% increase in total employment with respect to 2007 is due primarily to a new customer support service platform that involves opening new stores. Additionally, during the year the Company incorporated the remaining of the outsourced labor according to the Outsourcing Law, effective since January 1, 2007, that required companies to incorporate as permanent employees certain independent contractors who previously were considered outsourced labor.

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

In 2008, the collective labor agreement with the Chilean telecommunications union, SINTELFI, (which represents 1,605 employees or 35.4% of the Company’s employees, more than any other union) was negotiated in advance of its expiration. The agreement modified the parameters for determining annual compensation and incentives, basing them on performance, productivity and alignment with business objectives.

As of December 31, 2008, 3,009 employees, or 66.8% of Company employees, were unionized, represented by 22 unions under ten collective bargaining agreements. As of December 31, 2008, 100% of unionized employees have signed three to four year contracts.

As of December 31, 2008, the Company’s severance indemnity provisions were Ch$49,646 million (US$78.0 million).

Under the law enacted in November 1980 that privatized the Chilean social security system, the Company is required to deduct from employees’ monthly wages a contribution to a personal pension fund owned by each employee, managed by Administradoras de Fondos de Pensiones or AFPs (Chilean pension funds), individually selected by the employee. Compulsory contribution, which currently amounts to approximately 13% of monthly taxable income (“MTI”) (up to a maximum MTI of UF60, equivalent to approximately US$2,022 per month), includes the costs of life insurance and disability insurance coverage. The Company’s statutory social security obligation is fully satisfied by the deduction and delivery to the corresponding AFP of such monthly contributions on behalf of the respective employees.

Additionally, Chilean employees contribute 7% of their monthly taxable income (up to a maximum of UF60, equivalent to approximately US$2,022 per month), to an ISAPRE (Chilean Health Insurance System) individually selected by the employee.

E.           Share Ownership

As of March 31, 2009, two shares of Series B Common Stock were owned by Mr. Marco Colodro and one such share was owned by Mr. Alfonso Ferrari. None of these persons owns more than 1% of any class of the Company’s outstanding shares. In addition, none of the persons listed in Item 6.B as directors own shares of Telefónica Larga Distancia S.A.

As of February 28, 2009, 51 non-executive employees of the Company owned 45,777 shares of Series A Common Stock and 16 non-executive employees of the Company owned 11,998 shares of Series B Common Stock, collectively representing 0.01% of the Company’s outstanding shares. There are no plans for employees to purchase stock options.

ITEM 7.                      MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.           Major Shareholders

The following table sets forth certain information, on a subscribed share basis, as of January 31, 2009 with respect to each shareholder known to the Company to own beneficially 5% or more of any class of the Company’s shares of common stock and all directors and executive officers of the Company as a group:

Name and Address of Beneficial Owner	Series of Common Stock	Number of Shares Beneficially Owned	% of Series	% of Total
Telefónica Internacional Chile S.A.	A	387,993,524	44.4	40.5
Av. Providencia 111, 23rd floor Santiago, Chile	B	41,739,487	50.2	4.4
Inversiones Telefónica Internacional Holding Ltda.(1)	A	313,718,590	35.9	32.8
Av. Vitacura 2736, 2nd floor Santiago, Chile	B	38,784,326	46.6	4.1
Citibank, N.A., as depositary(1)(2)	A	160,221,031	18.3	16.7
111 Wall Street New York, NY 10043, USA

(1)
As of January 31, 2009, Inversiones Telefónica Internacional Holding Ltda (“Inversiones Telefónica”) held 38,681,635 ADSs, which are registered under Citibank, N.A., as depositary, representing 154,726,540 shares of Series A Common Stock or 17.7% and 16.2% of the Series A Common Stock and the outstanding capital stock of the Company, respectively.

(2)	Pursuant to the requirements of Chilean law, all shares of Series A Common Stock represented by ADSs are registered to the Depositary.

As a result of the tender offer launched on September 17, 2008 by Inversiones Telefónica for all of the Company’s shares not owned by TIC, in October 2008 it acquired 51.9% of Telefónica Chile’s outstanding capital stock. As a result of a subsequent tender offer launched on December 2, 2008 by Inversiones Telefónica for all remaining outstanding capital stock, in January 2009 it acquired an additional 1.1% of Telefónica Chile’s outstanding capital stock, increasing its ownership percentage to 53.0%.

As of December 31, 2006, 2007, and 2008, Citibank, N.A., as depositary for the Company’s American Depositary Receipts (“ADRs”), owned approximately 11.0%, 16.0% and 16.8% of the Company’s outstanding capital stock, respectively. As of January 31, 2008, ADR holders (through the Depositary) held 16.7% of Telefónica Chile’s outstanding capital stock, represented by 35 registered holders. The remaining 83.3% of the Company’s outstanding capital stock was held in Chile, represented by 9,848 shareholders. All of the Company’s shareholders have identical voting rights. The Company’s Series A Shareholders vote to elect six of the seven members of the board of directors and the Series B shareholders elect one member to the board of directors.

The following table provides information, as of January 31, 2009, with respect to the shares owned by the persons listed in Item 6.B as directors and officers.

Name	Number of Series A Shares	Number of Series B Shares	% of Series A Shares	% of Series B Shares	% of Total
Marco Colodro Hadjes	-	2	-	-	-
Alfonso Ferrari Herrero	-	1	-	-	-

Controlling Shareholders

TIC owns 44.9% of the outstanding capital stock of the Company. Additionally, Inversiones Telefónica, which is a subsidiary of TIC, owns 53.0% of the outstanding capital stock of the Company. TIC is 99.9% owned by Telefónica Chile Holding B.V., which is indirectly wholly-owned by Telefónica. Thus, collectively, Telefónica owns 97.9% of the of the outstanding capital stock of the Company.

B.           Related Party Transactions

Article 89 of the Chilean Corporations Law requires that a company’s transactions with related parties (defined as entities that belong to the same group of companies) be on similar terms to those customarily prevailing in the market. Directors and executive officers of companies that violate Article 89 are liable for losses or damages resulting from such violations. In addition, Article 44 of the Chilean Corporations Law provides that any transaction in which a director has a personal interest or is acting on behalf of a third party may be approved in advance by the board of directors only if the board of directors is informed of such director’s interest and if the terms of such transaction are similar to those prevailing in the market. If a transaction involves an amount greater than UF20,000 (equivalent to US$674,132 as of December 31, 2008), the board of directors must be presented with a report as to whether the terms of the proposed transaction are comparable to those prevailing in the market before such transaction takes effect. If it is impossible for the board of directors to determine the prevailing market terms, the board can appoint two independent appraisers and make a decision regarding the transaction in question only after the reports of both appraisers are received. If the opinions of two independent appraisers significantly differ, or if the terms and conditions of the action or contract in question are unfavorable to the shareholders of the Company, shareholders representing at least 5% of the issued voting stock may request that the board of directors summon a special meeting of shareholders to approve such transaction. Two-thirds of the issued voting stock must approve the transaction at such meeting. Resolutions approving such transactions must be reported to the Company’s shareholders at the next shareholders’ meeting. Violation of Article 44 may result in imposition of administrative or criminal sanctions upon responsible parties, and the Company, its shareholders, or interested third parties who suffer losses as a result of such violation have the right to receive compensation in certain situations.

In accordance with Section 402 of the Sarbanes-Oxley Act of 2002, since July 2002, the Company has not and will not extend any loans to directors and officers. As of December 31, 2008, the Company does not have any outstanding loans to its directors or executive officers.

In the ordinary course of its business, the Company engages in a variety of transactions with certain of its affiliates, primarily for the purchase, at fair market prices negotiated on an arm’s-length basis, of goods or services that may also be provided by other suppliers. The Directors Committee is informed of all such transactions in advance, and such transactions are approved by the Board of Directors. See “Item 6. Directors, Senior Management and Employees—Directors Committee.” Below are descriptions of such transactions with affiliates that are material to either the Company or the related counterparty. Financial information concerning these transactions is also set forth in Note 7 to the Audited Consolidated Financial Statements of the Company. As of December 31, 2008, the receivables from related parties amounted to Ch$28,301 million (US$44.5 million) and the accounts payable to related parties amounted to Ch$40,276 million (US$63.3 million). The income and expenses from related party transactions resulted in a net expense of Ch$69,374 million (US$109.0 million).

Transactions with Telefónica España

Since June 30, 1992, the Company, through its subsidiary Telefónica Larga Distancia, has had a correspondence agreement with Telefónica providing for the exchange of international LD traffic between Chile and Spain. This agreement, which has an indefinite term subject to cancellation by either party on six months’ notice, generated income of Ch$1,316 million and Ch$719 million (US$1.1 million) for the years ended December 31, 2007 and 2008, respectively. The outstanding balances under the agreement in favor of the Company, as of December 31, 2008 and 2007, were Ch$2,532 million (US$4.0 million) and Ch$2,816 million, respectively. The outstanding balances payable by the Company as of December 31, 2008 and 2007 amounted to Ch$1,125 million (US$1.8 million) and Ch$696 million respectively.

Transactions with Telefónica Internacional Chile S.A.

In 1997, the Company entered into an agreement of technical service with TIC for the coordination of certain joint activities among the members of the Telefónica Group on behalf of the Company. Under the agreement, the Company incurred expenses of Ch$536 million (US$0.8 million) in 2008 and Ch$606 million in 2007. Outstanding balances in favor of the Company as of December 31, 2008 and 2007 amounted to Ch$440 million (US$0.7 million) and Ch$667 million respectively.

Transactions with Terra Networks Chile S.A.

On April 30, 1998, the Company entered into an agreement with Terra Networks Chile S.A. (“Terra Networks Chile”), a subsidiary of Telefónica, pursuant to which the Company provides collection services to Terra Networks Chile. Furthermore, on June 1, 1999, the Company entered into an agreement with Terra Networks Chile pursuant to which Terra Networks Chile provides Internet access to certain Chilean schools, the costs of which are to be paid by the Company to Terra Networks Chile. Telefónica Chile also has an agreement to purchase online advertising from Terra Networks Chile for itself and its subsidiaries. In January 2007, Telefónica Chile and Terra Networks Chile signed a three-year agreement to outsource the provision of Internet access to the Company’s broadband customers. Pursuant to such agreements, the Company recorded net expenses of Ch$7,924 million (US$12.5 million) in 2008 and Ch$10,359 million in 2007. The Company had balances receivable from Terra Networks Chile of Ch$354 million (US$0.6 million) and Ch$460 million as of December 31, 2008 and 2007, respectively. Balances payable to Terra Networks Chile from the Company under these agreements amounted to Ch$3,152 million (US$5.0 million) and Ch$2,621 million as of December 31, 2008 and 2007, respectively.

Transactions with Atento Chile S.A.

On September 1, 1999, the Company and Atento Chile S.A. (“Atento Chile”), a 28.84% affiliate of the Company, signed an outsourcing agreement. The agreement comprises several contracts for services to be provided by Atento Chile to the Company’s business units and customers. Such services include directory assistance, technical assistance and customer complaint management, as well as general commercial and sales information. These contracts were all in effect during 2008. Similar agreements, involving all of the Company’s subsidiaries, were also in effect during 2008. Pursuant to all of the agreements discussed above, the Company recorded total net expenses of Ch$22,224 million (US$39.4 million) and Ch$23,781 million in 2008 and 2007, respectively. The outstanding balances payable to Atento Chile were Ch$3,912 million (US$6.1 million) and Ch$3,532 million as of December 31, 2008 and 2007, respectively. The outstanding balances payable in favor of the Company as of December 31, 2008 and 2007 were Ch$528 million (US$0.8 million) and Ch$554 million, respectively.

Transactions with Correspondents of Telefónica Group

In 2004, correspondent agreements were entered into with members of Telefónica Group. These members are Telefónica Argentina, Telefónica Sao Paulo, Telefónica Guatemala, Telefónica Perú, Telefónica Puerto Rico and other mobile companies within Telefónica Group such as Telefónica Móvil El Salvador and Telcel Venezuela.

These agreements generated net income of Ch$3,364 million (US$5.3 million) and Ch$743 million  for the years ended December 31, 2008 and 2007 respectively. The outstanding balances payable by the Company as of December 31, 2008 and 2007 were Ch$7,799 million (US$12.3 million) and Ch$6,100 million, respectively. The outstanding balances in favor of the Company as of December 31, 2008 and 2007 were Ch$12,353 million (US$19.4 million) and Ch$7,550 million, respectively.

Transactions with Telefónica Móviles de Chile S.A.

As of December 31, 2008 and 2007, respectively, the Company recognized a balance in its favor of Ch$8,112 million (US$12.7 million) and Ch$7,707 million, mainly related to access charges and rental of capacity. As of December 31, 2008 and 2007, respectively, the Company recognized a balance payable of Ch$10,956 million (US$17.2 million) and Ch$15,252 million, mainly related to mobile interconnections (CPP). Transactions with Telefónica Móviles de Chile for the years ended December 31, 2008 and 2007 generated net expenses of Ch$25,226 million (US$39.6 million) and Ch$29,500 million, respectively.

Transactions with Telefónica Móviles Chile Affiliates

As a result of LD contracts with Telefónica Móviles Chile Inversiones S.A., Telefónica Móviles Chile S.A. and Telefónica Móviles Chile Larga Distancia S.A., the Company recognized a total balance in its favor of Ch$419 million (US$0.7 million) and Ch$415 million as of December 31, 2008 and 2007, respectively, and a total balance payable of Ch$284 million (US$0.4 million) and Ch$48 million as of December 31, 2008 and 2007, respectively. For the years ended December 31, 2008 and 2007 these contracts generated total net income of Ch$903 million (US$1.4 million) and Ch$1,156 million, respectively.

Transactions with Telefónica International Wholesale Services Group

The Company has an agreement with companies belonging to the Telefónica Wholesale International Services Group (“TIWS”), for international data traffic services. The agreements with the TIWS companies were all effective during 2008 and have different expiration dates, depending on the nature of each specific contract. These agreements generated net expenses of Ch$13,769 million (US$21.6 million) and Ch$9,060 million for the years ended December 31, 2008 and 2007, respectively. The outstanding balances under the agreement in favor of Telefónica Chile as of December 31, 2008 and 2007 were Ch$1,007 million (US$1.6 million) and Ch$848 million, respectively. The Company had balances payable of Ch$8,834 million (US$13.9 million) and Ch$8,388 million as of December 31, 2008 and 2007, respectively.

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

a) Lawsuit against the State of Chile:

(i)
Having exhausted all administrative remedies aimed at correcting the errors and illegal actions taken in the tariff-setting process of 1999, in March 2002, the Company filed a lawsuit for damages against the

Government of Chile in the amount of Ch$181,038 million (US$284.4 million), plus readjustments and interest, covering past and future damages incurred up to May 2004.

The judicial process is currently at the sentencing stage.

(ii)
Telefónica Chile and Telefónica Larga Distancia filed an indemnity suit against the State of Chile, claiming damages caused by, and due to, modification of the telecommunications cable network carried out by highway concessionaires from 1996 to 2000.

The amount of the damages claimed consists in both companies having been obligated to pay to transfer their telecommunications networks due to the construction of public works concessioned under the Concessions Law in the amount of:

a.	Compañía de Telecomunicaciones de Chile S.A.: Ch$1,929 million (historical) (US$3.0 million); and

b.	Telefónica Larga Distancia S.A. (“TLD”): Ch$2,865 million (historical) (US$4.5 million)

On March 24, 2008, the final first instance sentence was notified and it rejected the Company’s complaint, without costs. The Company is appealing this sentence.

b) Lawsuits

(i)	Voissnet

On July 12, 2007, Voissnet filed a complaint before the Tribunal de Libre Competencia (the “Competition Tribunal”) against Telefónica Chile for alleged cross-subsidy in the joint commercialization of its broadband and fixed telephony services by taking advantage of its dominant position in those markets.

Telefónica Chile requested that the complaint be rejected, mainly due to its contention that voice and broadband package offers were made in response to competitive dynamics and that the Company did not engage in practices that restricted competition. The evidence stage has been completed.

In addition, on August 29, 2008, Voissnet presented a second complaint to the Antitrust Authority against Telefónica Chile, this time for alleged tied sale in the commercialization of broadband with telephone services.

Telefónica Chile requested that the complaint be rejected, with costs.  The Antitrust Authority stated it would issue a combined ruling on both claims.

(ii)	VTR Telefónica S.A. (“VTR”)

On May 8, 2008, Telefónica Chile and VTR agreed to a settlement covering all judicial and administrative conflicts related to “800” number services and reciprocal access charges to be paid between the companies. In accordance with the terms of the settlement, both parties will make reciprocal discounts and Telefónica Chile has paid VTR Ch$12,036 million (US$18.9 million). As a result of such settlement, all related proceedings have been terminated without sanction.

(iii)	Manquehue Net

On June 24, 2003, Telefónica Chile filed a breach of contract claim before an arbitrator against Manquehue Net in the amount of Ch$3,648 million (US$7.3 million) plus sums accrued during the proceeding. On the same date, Manquehue Net filed a discount compliance complaint for UF107,000 (US$4.3 million) in addition to a claim to obligate related to the signing of “700” number service contracts.

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

In June 2006, Telefónica Chile filed complaints against Chilectra S.A. and Río Maipo (today CGE Distribución), requesting an adjusted refund of the Reimbursable Financial Contributions that the Company paid between 1992 and 1998, in virtue of the Electric Law. The amounts Telefónica Chile seeks to be restored amount to Ch$899.7 million (US$1.8 million) and Ch$117.4 million (US$0.2 million), respectively.

(v)	Telmex Servicios Empresariales S.A. (“Telmex Servicios”)

During the first quarter of 2008, Telmex Servicios filed a complaint before the Antitrust Authority against Telefónica Chile for alleged restriction of competition related to the process by which the Company was awarded the concession for local public wireless service of the 3,400–3,600 MHz band. Telmex Servicios requested that the government fine the Company 18,000 UTA (US$1.1 million). The Company rejected all elements of the complaint.  The proceeding is at the hearing stage.

In addition, Telefónica Chile and TLD were sued by Telmex Servicios before the Antitrust Authority for restricting competition by providing long-distance services through Telefónica Chile’s prepaid card, called “Tarjeta Línea Propia,” and requested that the government fine each company UTA 20,000 (US$1.2 million).  The Company and TLD requested the rejection of all elements of the complaint with costs.

(vi)	Empresa Ferrocarriles del Estado de Chile (“EFE”)

EFE filed an ordinary lawsuit for the enforcement of obligations resulting from the Regulation on Railway Crossing, Parallelism and Support, and demanded payment of a sum of no less than UTM 48,298.44 (US$2.8 million), for construction and/or annual passage relating to the Company’s use of land adjacent to the railway, plus indemnity for material damages and pain and suffering alleged to have been experienced, with adjustments, interest and costs, notwithstanding the sums accrued during the proceeding.

On March 25, 2008, the final first instance sentencing was passed, fully rejecting the complaint, which is being appealed by EFE.

(vii)	Theoduloz Slier and Ochoa Soriano versus Zalaquett Zalaquett and Telefónica Chile

Executive lawsuit of commitment to file complaint by Rodemilia Theoduloz Slier and Matilde Ochoa Soriano against Armando Zalaquett Zalaquett and Telefónica Chile. The suit arises from Mr. Zalaquett’s sale of shares of the Company’s common stock for which he subscribed, but did not pay for. The commitment to perform the lawsuit would consisit of the delivery of 14,468,895 Series A shares of Telefónica Chile by Mr. Zalaquett to Ms. Theoduloz and Ms. Ochoa.

Telefónica Chile opposed the execution, since Mr. Zalaquett is not a shareholder of the Company. This is currently in process.

(viii)	Other Lawsuits

During the last quarter of 2007, resolutions issued by the Ministry of Transportation and Telecommunications were notified, in which fines were assessed due to non-compliance with previous resolutions that amounted to UTM 33,700 (US$1.1 million). Telefónica Chile has filed appeals against those resolutions, which are currently in process and pending sentence. It should be noted that the resolutions consider daily fines, which as of December 31, 2007 are estimated to amount to close to UTM 1,200 (US$70,991).

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

On September 21, 2004, Telefónica Chile’s Board of Directors amended the Company’s dividend policy, increasing the distribution of dividends to 100% of annual profits. This policy has been maintained since 2005.

The dividend policy for future years will be in line with the Company’s financial plan, which focuses primarily on a gradual increase in the rate of self-financing, so as to adjust the financial structure of the Company to the requirements of the development plan. However, this dividend policy will depend on several factors, including the amount of net income generated each year, economic projections that may periodically be made, or certain other events that may affect the Company’s ability to distribute dividends. The availability of funds will also determine the degree of compliance with the dividend policy. Telefónica Chile’s Board of Directors plans to maintain a dividend policy in accord with the Company’s cash flow for the coming years and the projected performance of its financial indicators. The 2009 dividend policy contemplates distributing 100% of net profits for each fiscal year through the payment of an interim dividend in November and a final dividend in May of the following year, subject to approval at the respective General Annual Shareholders’ Meeting.

At its meeting on February 26, 2007, the Company’s Board of Directors modified the dividend policy by adding the following: “In addition to paying dividends equivalent to 100% of net income, for the following fiscal year, to the extent that there is a free cash flow and the Company’s business-related obligations have been fulfilled, the Board’s intention is to distribute a portion of this free cash flow to shareholders. This distribution will be proposed at a shareholders’ meeting to be called for this purpose.”

Dividends

Dividends are paid to shareholders of record on the fifth business day (including Saturdays) prior to the payment date. The following table sets forth the amounts per share of annual dividends paid out of the Company’s earnings in the years 2004 through 2008. These amounts represent, for each year, a sum of the interim dividends plus the final dividend paid with respect to such year.

	Dividends Paid				Total Dividends Paid
	Per Share(1)				Per Share(1)		Per ADS
Fiscal Year	Dividends against Net Income		Additional Dividends		Total (Ch$)(2)	Total (US$)(3)	Total (US$)(3)
2004	264.6	(4)	394.3	(5)	658.9	1.182	4.728
2005	69.8	(6)	51.0	(7)	120.8	0.236	0.943
2006	16.3	(8)	42.0	(9)	58.3	0.110	0.440
2007	19.4	(10)	51.0	(11)	70.4	0.142	0.567
2008	11.3	(12)	41.0	(13)	52.3	0.082	0.329

(1)	Represents dividend amounts paid with respect to Series A and B Common Stock. Per share information does not take into account any Chilean withholding tax.

(2)	Amounts shown are presented in Chilean historic pesos.

(3)
Translated into U.S. dollars at the Observed Exchange Rates as of December 31 of the respective year. Per ADS information is based on four underlying shares of Series A Common Stock per one ADS and does not take into account any Chilean or U.S. withholding tax.

(4)	Includes a final dividend corresponding to the period 2003 for an amount of Ch$3.2 per share, and interim dividends of Ch$131.44 and Ch$130.00 per share charged against 2004 net income.

(5)	Dividend charged to retained earnings as of December 31, 2003.

(6)	Includes a final dividend of Ch$58.8 charged to net income as of December 31, 2004. It also includes an interim dividend of Ch$11 per share charged to 2005 net income.

(7)	Dividend charged to retained earnings as of December 31, 2004.

(8)	Includes a final dividend of Ch$15.31 per share charged to 2005 net income and an interim dividend of Ch$11.0 per share, charged to 2006 net income.

(9)	At the extraordinary shareholders’ meeting held on April 20, 2006, a capital reduction was approved in the amount of Ch$40.2 billion, equivalent to Ch$42 per share, which was paid on June 15, 2006.

(10)	Includes a final dividend of Ch$13.44 per share charged to 2006 net income and an interim dividend of Ch$6.0 per share, charged to 2007 net income.

(11)	At the extraordinary shareholders’ meeting held on April 13, 2007, a capital reduction was approved in the amount of Ch$48.8 billion, or Ch$51 per share, which was paid on June 12, 2007.

(12)	Includes a final dividend of Ch$5.28 per share charged to 2007 net income and an interim dividend of Ch$6.0 per share, charged to 2008 net income.

(13)	At the extraordinary shareholders’ meeting held on April 14, 2008, a capital reduction was approved in the amount of Ch$39.2 billion, or Ch$41 per share, which was paid on June 13, 2007.

The final dividend corresponding to 2008 net income will be presented for approval at the General Annual Shareholders’ Meeting on April 23, 2009. The total amount of the dividend is expected to be Ch$11,874 million, equivalent to Ch$12.41 per share. Dividends are calculated on the basis of net income in Chilean GAAP. To see a detailed description of the main differences between Chilean GAAP and IFRS, see Note 3 to the Audited Consolidated Financial Statements of the Company.

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

On November 4, 2004, in line with the dividend policy approved in September 2004, the Company distributed an interim gross dividend of Ch$130 per share (US$0.21 per share), charged against fiscal year 2004.

Dividends paid during 2004, as part of the Telefónica Móvil de Chile S.A. transaction and the new dividend policy, resulted in the distribution of 29% of the value of the stock.

On May 30, 2005, a final dividend charged against net income 2004 was paid for an amount of Ch$58.8 per share (US$0.10 per share). Also, on May 30, 2005, an interim dividend of Ch$51.0 per share (US$0.10 per share) was paid and charged to 2004 retained income.

On November 30, 2005, an interim dividend of Ch$11 per share (US$0.02 per share) was paid and charged to 2005 net income.

On June 22, 2006, a final dividend of Ch$15.31 per share (US$0.03 per share) was paid and charged to 2005 net income.

On June 15, 2006, a capital reduction of Ch$42.0 per share (US$0.08 per share) was paid to shareholders.

On November 23, 2006, an interim dividend of Ch$11.0 per share (US$0.02 per share) was paid to shareholders and charged to 2006 net income.

On May 16, 2007, a final dividend of Ch$13.4 per share (US$0.03 per share) was paid to shareholders and charged to 2006 net income.

On June 12, 2007, a capital reduction of Ch$51.0 per share (US$0.08 per share) was paid to shareholders.

On November 21, 2007, an interim dividend of Ch$6.0 per share (US$0.01 per share) was paid to shareholders and charged to 2007 net income.

On May 14, 2008, a final dividend of Ch$5.3 per share (US$0.01 per share) was paid to shareholders and charged to 2007 net income.

On June 13, 2008, a capital reduction of Ch$41.0 per share (US$0.08 per share) was paid to shareholders.

On December 10, 2008, an interim dividend of Ch$6.0 per share (US$0.01 per share) was paid to shareholders and charged to 2008 net income.

Dividends received by the Company’s shareholders that are not Chilean residents, including holders of ADSs, are subject to Chilean withholding tax. See “Item 10. Additional Information—Taxation—Chilean Tax Considerations.”

As a general requirement, shareholders who are not residents of Chile must register with the Central Bank to have dividends, sale proceeds, or other amounts with respect to their shares remitted outside of Chile through the formal currency market. Under the Foreign Investment Contract (as described below in “Item 10. Additional Information—Exchange Controls and Other Limitations Affecting Security Holders”), the Depositary has been granted access to the Formal Exchange Market to convert cash dividends from pesos to dollars and to pay such dollars to ADR holders outside of Chile. As a result of the cancellation of the ADR facility, the Depositary will cease distributing any dividends paid after May 6, 2009.  Any such dividends will be collected and distributed to ADR holders upon their withdrawal of the shares underlying the ADRs or upon the liquidation of such shares by the Depository, which will commence on July 7, 2009.

B.           Significant Changes

No undisclosed significant change has occurred since the date of the Audited Consolidated Annual Financial Statements.

ITEM 9.                      THE OFFER AND LISTING

A.           Offer and Listing Details

Common Stock Prices and Related Matters

Shares of the Company’s Series A Common Stock and Series B Common Stock are currently traded in Chile on the Bolsa de Comercio de Santiago (the “Santiago Stock Exchange”), the Bolsa de Corredores-Bolsa de Valores (the

“Valparaíso Stock Exchange”) and on the Bolsa Electrónica de Chile-Bolsa de Valores (the “Electronic Stock Exchange”) (collectively, the “Chilean Stock Exchanges”). The Santiago Stock Exchange is Chile’s principal exchange accounting for 86.6% of all equity traded in Chile during 2008. Additionally, approximately 13.1% of equity trading in Chile during 2008 was conducted on the Electronic Stock Exchange, an electronic trading market that was created by banks and non-member brokerage houses, and less than 0.3% of equity trades in Chile occurred on the Valparaíso Stock Exchange in 2008.

From July 20, 1990 to February 19, 2009, shares of Series A Common Stock were traded in the United States on the New York Stock Exchange (the “NYSE”) in the form of ADSs, which are evidenced by ADRs. Originally, each ADS represented 17 shares of Series A Common Stock. Effective January 2, 1997, this ratio was changed to four shares of Series A Common Stock per ADS. Pursuant to the requirements of Chilean law, all shares of Series A Common Stock represented by ADSs are owned of record by Citibank, N.A., as depositary.

On February 18, 2009, Telefónica Chile and the Depositary amended the deposit agreement governing the ADR facility. The deposit agreement was amended to shorten the period following the termination of the ADR facility before the Depositary may begin to liquidate the shares underlying the ADSs. Subsequently, Telefónica Chile terminated the deposit agreement. Telefónica Chile expects such termination will become effective in May 2009 and that the Depositary will begin liquidating any underlying shares in July 2009.

In addition, on February 19, 2009, Telefónica Chile voluntarily withdrew its ADSs from listing on the New York Stock Exchange (the “NYSE”) pursuant to Rule 12d2-2(c) under the Exchange Act.  The Company’s Series A Common Stock and Series B Common Stock continue to trade on the Chilean Stock Exchanges.

The table below sets forth, for the periods indicated, the reported high and low closing sales prices for the shares of the Company’s Series A Common Stock and Series B Common Stock on the Santiago Stock Exchange and the high and low sales prices of the ADSs as reported by the NYSE.

	Santiago Stock Exchange				NYSE
	(Ch$ per Share(1))				(US$ per ADS(2)(3))
	High		Low		High	Low
	Series A	Series B	Series A	Series B
Yearly
2004	2,390	2,150	1,450	1,240	16.83	9.40
2005	1,710	1,610	1,091	1,000	11.88	8.55
2006	1,264	1,080	860	779	9.70	6.40
2007	1,330	1,125	925	880	9.94	7.46
2008	1,105	990	705	630	9.21	5.24

Quarterly
2007
First quarter	1,260	1,100	1,055	961	9.43	8.04
Second quarter	1,330	1,125	1,140	1,020	9.92	8.75
Third quarter	1,285	1,081	1,050	980	9.94	8.15
Fourth quarter	1,245	1,110	925	880	9.90	7.46
2008
First quarter	990	900	740	785	8.75	6.00
Second quarter	1,000	900	740	660	9.21	5.68
Third quarter	995	884	705	630	7.44	5.27
Fourth quarter	1,105	990	845	880	7.75	5.24
2009
First quarter	1,100	990	870	990	7.94	5.80

Monthly
2008
November	1100	990	970	980	7.33	5.60
December	1,105	980	1,074	980	7.10	6.00

	Santiago Stock Exchange				NYSE
	(Ch$ per Share(1))				(US$ per ADS(2)(3))
	High		Low		High	Low
	Series A	Series B	Series A	Series B
2009
January	1,100	990	1,003	990	7.94	5.75
February(3)	980	990	900	990	6.80	5.80
March	900	990	870	990	-	-
April (through April 15 )	890	990	850	990	-	-

(1)	Chilean pesos are reflected at historic values.

(2)	One ADS represents four shares of Series A Common Stock.

(3)	The ADSs were suspended from listing on the NYSE on February 19, 2009.

On Janaury 31, 2009, there were 40,055,257 ADSs (equivalent to 160,221,031 shares of Series A Common Stock) outstanding, held by approximately 35 registered holders. On that date, such ADSs represented 16.7% of the total number of issued and outstanding shares of the Company’s common stock.

Debt Securities

As of December 31, 2008, the Company does not have debt securities that trade in the over-the-counter market in the United States.

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

Chilean law does not require a publicly traded company to provide the level and type of information that United States securities laws require a reporting company to provide to its shareholders in connection with a solicitation of proxies. Under Chilean law, a notice of a shareholders’ meeting listing matters to be addressed at the meeting must be mailed not later than 15 days prior to the date of a meeting. In the case of a General Annual Shareholders’ Meeting, an annual report of the Company’s activities, which includes audited financial statements for the Company, must also be mailed to certain shareholders (corresponding to the higher value between (i) those shareholders owning 90% of the shares, and (ii) those shareholders representing 35% of total shareholders which have an investment higher than 120 UF). Additionally, the Company regularly provides, and management intends to continue to provide, a proposal for the final dividend and a statement of the proposed dividend policy for interim dividends for the then current year. See “Item 8. Financial Information—Dividend Policy and Dividends.”

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

Subject to the terms of the Deposit Agreement among the Company, the Bank of New York, as Depositary, and the owners and holders of ADRs, dated as of July 19, 1990, as amended and restated in the Amended and Restated Deposit Agreement among the Company, Citibank, N.A., as Depositary, and the owners and holders of ADRs, dated as of January 2, 1997, and the Second Amended and Restated Deposit Agreement, dated as of June 1, 1998, among Telefónica Chile, Citibank, N.A., as Depositary, and the owners and holders of ADRs, as amended, the holders of ADRs have the right to instruct the Depositary as to the exercise of voting rights with respect to the underlying common shares. The Depositary is not permitted to vote any of the underlying shares as to which it has received no instructions from the holders of ADRs.

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

Dissenting shareholders are defined as (i) shareholders who vote against a resolution and thus acquire the right to withdraw from the company or (ii) shareholders who are absent from a shareholders’ meeting and who state in writing to the company their opposition to the resolution adopted at such a meeting. Dissenting shareholders must manifest their withdrawal rights by tendering their stock to the company within 30 days of adoption of the resolution in question.

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

C.           Material Contracts

There were no material contracts signed in the year 2008.

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

A foreign investment and exchange contract was entered into by the Central Bank, the Company and the Bank of New York, as depositary in 1990 (the “Foreign Investment Contract”) pursuant to Article 47 of the Central Bank Act and to Chapter XXVI of the Compendium (“Chapter XXVI”). On December 30, 1996, the Foreign Investment Contract was amended to incorporate the designation of Citibank N.A. as the successor depositary for Telefónica Chile’s ADR program. Although an amendment made by the Central Bank on April 19, 2001, repealed Chapter XXVI, it continues to be enforceable with respect to contracts entered into pursuant to Chapter XXVI, such as the Foreign Investment Contract. As a result of the termination of the Company’s ADR facility, the Company expects to cancel the Foreign Investment Contract at an as yet undetermined date in the future.

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

The Central Bank regulations that became effective on July 4, 1995 (the “New Central Bank Regulations”) required persons bringing foreign currency into Chile for the purpose of acquiring pesos to purchase securities to either (1) establish a non-interest bearing deposit with the Central Bank of Chile for a one-year term in an amount equal to 30% of foreign currency brought into Chile, or (2) pay a charge to the Central Bank at the time the foreign currency is converted into pesos in an amount equal to interest on such deposit for one year at the rate of twelve-month LIBOR plus 4%. The New Central Bank Regulations were amended in October 1996 to make them applicable to persons bringing foreign currency into Chile for the purpose of purchasing securities from certain issuers thereof as part of a capital increase by the issuer. However, these rules do not apply to foreign investments made for purposes of purchasing newly issued shares under Chapter XXVI and an ADR investment contract. The New Central Bank Regulations apply to subsequent transactions in which foreign currency is brought into Chile to purchase securities in secondary market transactions. On September 17, 1998, the Central Bank eliminated this mandatory deposit requirement. Despite this elimination, the Central Bank may at any time reinstate its deposit requirements in any amount up to 40%. Although the mandatory deposit was eliminated from the Compendium on April 19, 2001, its imposition still constitutes one of the Central Bank’s powers.

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

E.           Taxation

The following discussion contains a description of the material Chilean and material U.S. federal income tax consequences of the ownership and disposition of shares of Series A Common Stock or ADSs (evidenced by ADRs) representing shares of Series A Common Stock by certain holders. This summary is based upon the tax laws of Chile and the United States as of the date of this annual report, which are subject to change, possibly with retroactive effect, and to differing interpretations. You should consult your own tax advisers as to the Chilean, U.S. federal or other tax consequences of the ownership and disposition of shares of Series A Common Stock or ADSs, including, in particular, the effect of any state, local or non-U.S., or non-Chilean tax laws.

Chilean Tax Considerations

The following discussion summarizes the principal Chilean tax consequences of the ownership and disposition of shares of Series A Common Stock, or any ADSs representing such Series A Common Stock by an individual holder who is not domiciled or resident in Chile or by a legal entity not organized under the laws of Chile and with no permanent establishment in Chile (a “Foreign Holder”). For purposes of Chilean taxation, an individual holder is a resident of Chile if such holder has resided in Chile for more than six consecutive months in any one calendar year, or for a total of more than six months in two consecutive years. A Chilean citizen generally will be treated as a domiciliary and resident of Chile for Chilean tax purposes unless such person can demonstrate the contrary.

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

Taxation of Dividends

Cash dividends paid by the Company with respect to the shares of Series A Common Stock held by Foreign Holders will be subject to a Chilean withholding tax at the rate of 35% (the “Withholding Tax”), which is withheld and paid over by the Company. A credit against the Withholding Tax is available based on the level of corporate income tax actually paid by the Company on the income to be distributed (the “First Category Tax”). Full applicability of the First Category Tax credit at the 17.0% rate results in an effective Withholding Tax rate of 21.7%. Consequently, the effective Withholding Tax rate with respect to dividends fluctuates between 21.7% and 35.0%, depending on whether or not the income distributed by the Company was subject to the First Category Tax and the distribution amount.

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

Example:	Ch$
Company taxable income	100
First Category Tax (17% of Ch$100)	(17)
Net distributable income	83
Dividend distributed by the Company	83
Withholding Tax
(35% of the Company’s taxable income)	(35)
Credit for First Category Tax	17
Net Withholding Tax	(18)
Net dividend received	65	(83-18)
Effective dividend withholding tax rate	21.7	% (18/83)

The foregoing tax consequences apply to cash dividends paid by the Company to the Depositary as representative of the holders of ADSs. The Ruling provides that disbursements of such cash dividends by the Depositary to the holders of ADSs will not be subject to additional Chilean taxation. Dividend distributions made in property (other than shares of Series A Common Stock) will be subject to the same Chilean tax rules as cash dividends based on the fair market value of such property. Stock dividends are not subject to Chilean taxation.

A capital reduction, such as the one that was approved by the Company’s shareholders at the April 14, 2008 shareholders’ meeting, is generally tax-free to holders of Series A Common Stock or ADSs except in certain circumstances, such as the existence of: (i) pending taxable net income from prior periods, (ii) pending net income (retained earnings), and (iii) capitalized share premiums generated by above market price capital increases on which the Company elected to not pay taxes at the time of issuance. The effective tax rate applicable to the capital reduction paid in 2008 was 21.7%, due to the fact that condition (i), pending taxable net income from prior periods, was met. The average First Category Tax credit rate applicable to the capital reduction was 17% of the amount paid.

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

For Chilean tax purposes, you will be treated as having sold ADSs and purchased shares of Series A Common Stock at the expiration of the 60-day period commencing on the Termination Date.  If you have not exchanged your ADSs for the underlying shares of Series A Common Stock by that date, you will be treated as having sold the shares when the Depositary sells them on your behalf after the expiration of the 60-day period.  See “Item 3. Key Information—Risk Factors—Risks Relating to the Company’s ADSs—The termination of the deposit agreement relating to the Company’s ADSs may impair ADS holders’ ability to transfer their ADSs, delay ADS holders’ receipt of any dividends and result in the cancellation of the ADSs and the subsequent sale of the securities underlying the ADSs.”

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

Withholding Tax Certificates

Upon request, the Company will provide to Foreign Holders appropriate documentation evidencing the payment of the Chilean Withholding Tax (net of the applicable First Category Tax). For further information, the investor should contact the Depositary before the termination of the Deposit Agreement, which is expected to occur on or about May 7, 2009, at:

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

persons who acquired the Company’s ADSs or shares of Series A Common Stock pursuant to the exercise of any employee stock option or otherwise as compensation; or

persons holding shares in connection with a trade or business conducted outside of the United States.

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

You are a “U.S. Holder” if for U.S. federal tax purposes you are a beneficial owner of the Company’s shares of Series A Common Stock or ADSs and if you are:

a citizen or individual resident of the United States;

a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States or any political subdivision thereof; or

an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

The summary of material U.S. federal income tax consequences set out below is intended for general informational purposes only.  You should consult your tax adviser with respect to the particular tax consequences to you of owning or disposing of shares of Series A Common Stock or ADSs, including the applicability and effect of state, local, non-U.S. and other tax laws and the possibility of changes in tax laws.

In general, if you own ADSs, you will be treated as the owner of the shares of the Series A Common Stock represented by those ADSs for U.S. federal income tax purposes.  Accordingly, no gain or loss will be recognized if you exchange ADSs for the underlying shares represented by those ADSs, including in connection with the termination of the Deposit Agreement, see “Item 3. Key Information—Risk Factors—Risks Relating to the Company’s ADSs—The termination of the deposit agreement relating to the Company’s ADSs may impair ADS holders’ ability to transfer their ADSs, delay ADS holders’ receipt of any dividends and result in the cancellation of the ADSs and the subsequent sale of the securities underlying the ADSs.”

The U.S. Treasury has expressed concerns that parties to whom American depositary shares are pre-released or intermediaries in the chain of ownership between U.S. Holders and the issuer of the security underlying the American depositary shares may be taking actions that are inconsistent with the claiming of foreign tax credits for U.S. Holders of American depositary shares.  Such actions would also be inconsistent with the claiming of the reduced rate of tax, described below, applicable to dividends received by certain non-corporate holders.  Accordingly, the analysis of the creditability of Chilean taxes, and the availability of the reduced tax rate for dividends received by certain non-corporate holders, each described below, could be affected by actions taken by such parties or intermediaries.

Please consult your tax adviser concerning the U.S. federal, state, local and foreign tax consequences of purchasing, owning and disposing of shares of Series A Common Stock or ADSs in your particular circumstances.

This discussion assumes that the Company is not, and will not become a passive foreign investment company, as described below.

Taxation of Distributions

Distributions paid on ADSs or shares of Series A Common Stock will be treated as dividends to the extent paid out of current or accumulated earnings and profits (as determined under U.S. federal income tax principles).  Distributions in excess of current and accumulated earnings and profits will be treated first as a tax-free return of capital to the extent of the U.S. Holder’s basis in the shares and then as capital gain.

Subject to applicable limitations and the discussion above regarding concerns expressed by the U.S. Treasury, dividends paid by qualified foreign corporations to certain non-corporate U.S. Holders in taxable years beginning before January 1, 2011, may be taxable at a maximum rate of 15%.  A foreign corporation is treated as a qualified foreign corporation with respect to dividends paid on stock that is readily tradable on a securities market in the United States, such as the New York Stock Exchange where the Company’s ADSs were traded in 2008.  The Company’s ADSs ceased to be traded on the New York Stock Exchange in February 2009.  You should consult your tax adviser to determine whether the favorable rate applied to dividends you received and whether you are subject to any special rules that limit your ability to be taxed at this favorable rate.

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

Sale or Other Disposition of Shares of Series A Common Stock or ADSs

For U.S. federal income tax purposes, gain or loss you realize on the sale or other disposition of shares of Series A Common Stock or ADSs, including sales of shares by the Depositary at the expiration of the 60-day period commencing on the Termination Date on behalf of ADS holders who do not exchange their ADSs for the underlying Series A common stock of the Company prior to the expiration of such period, will be capital gain or loss, and will be long-term capital gain or loss if you held the shares of Series A Common Stock or ADSs for more than one year.  The amount of your gain or loss will equal the difference between your tax basis in the shares of Series A Common Stock or ADSs disposed of and the amount realized on the disposition, in each case as determined in U.S. dollars.  If a Chilean tax is withheld on the sale or disposition of shares of Series A Common Stock or ADSs, your amount realized will include the gross amount of the proceeds of such sale or disposition before deduction of the Chilean tax. See “—Chilean Tax Considerations–Taxation of Capital Gain on the Sale of Shares of Series A Common Stock and ADSs” for a description of when a disposition may be subject to taxation by Chile.  Such gain or loss will generally be U.S.-source gain or loss for foreign tax credit purposes. U.S. Holders should consult their tax adviser as to whether the Chilean tax on gains may be creditable against the holder’s U.S. federal income tax on foreign-source income from other sources

Passive Foreign Investment Company Rules

The Company believes that it was not a “passive foreign investment company” (“PFIC”) for U.S. federal income tax purposes for its 2008 taxable year.  However, because PFIC status depends upon the composition of a company’s income and assets (including, among others, less than 25%-owned equity investments) from time to time, there can be no assurance that the Company will not be considered a PFIC for any taxable year.  If the Company were a PFIC for any taxable year during which a U.S. Holder held shares of Series A Common Stock or ADSs, gain recognized by such U.S. Holder on a sale or other disposition (including certain pledges) of the shares of Series A Common Stock or ADSs would be allocated ratably over the U.S. Holder’s holding period for the shares of Series A Common Stock or ADSs.  The amount allocated to the taxable year of the sale or other disposition and to any year before the Company became a PFIC would be taxed as ordinary income.  The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, for such taxable year, and an interest charge would be imposed on the amount allocated to such taxable year.  Further, similar rules would apply to any distribution in respect of shares of Series A Common Stock or ADSs in excess of 125% of the average of the annual distributions on shares of Series A Common Stock or ADSs received by a U.S. Holder during the preceding three years or such holder’s holding period, whichever is shorter.  Certain elections may be available that would result in alternative treatments (such as a mark-to-market treatment) of the shares of Series A Common Stock or ADSs.  U.S. Holders should consult their tax advisers to determine whether such elections are available and, if so, what the consequences of the alternative treatments would be in their particular circumstances.

Information Reporting and Backup Withholding

Payments of dividends and sales proceeds that are made within the United States or through certain U.S.-related financial intermediaries generally are subject to information reporting and may be subject to backup withholding unless (i) you are a corporation or other exempt recipient or (ii) in the case of backup withholding, you provide a correct taxpayer identification number and certify that you are not subject to backup withholding.

The amount of any backup withholding from a payment to you will be allowed as a credit against your U.S. federal income tax liability and may entitle you to a refund, provided that the required information is timely furnished to the Internal Revenue Service.

U.S. Holders of the Company’s shares of Series A Common Stock or ADSs should consult their tax adviser as to the Chilean, U.S. federal, state, local and other tax consequences of the ownership and disposition of the Company’s shares of Series A Common Stock or ADSs based upon their particular circumstances.

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

Compañía de Telecomunicaciones de Chile S.A.
Avenida Providencia 111, 22nd floor
Santiago, Chile
Attention:  Isabel M. Bravo
Finance Director

E-mail and oral requests for copies of such documents may be made to Telefónica Chile at imbravo@telefonicachile.cl or at 56-2-691-2905.

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

The primary interest rate risk that the Company faces is the effect on its fluctuating rate loans of a rise in the LIBOR rate. The Company had outstanding as of December 31, 2008 long-term fluctuating rate-based loans in the amount of Ch$395,114 million (US$620.8 million), including current maturities and accrued interest. As of December 31, 2007, long-term fluctuating rate-based loans in the amount of Ch$319,371 million (US$501.8 million), including current maturities and accrued interest, were outstanding.

The primary exchange rate risk that the Company faces is the depreciation of the peso against the U.S. dollar, due to the fact that a substantial portion of the Company’s long-term liabilities are dollar-denominated while the Company’s revenues are largely denominated in Chilean pesos. The Company had, as of December 31, 2008,

Ch$318,471 million (US$500.4 million) in dollar-denominated, interest-bearing, long-term liabilities (including current maturities and accrued interest) compared to Ch$249,223 million (US$391.6 million) in dollar-denominated, interest-bearing, long-term liabilities, including current maturities and accrued interest as of December 31, 2007.

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

Risk of Variations in Floating Interest Rates

Of the Company’s long-term interest-bearing debt denominated in foreign currencies, as of December 31, 2008, 100% was floating-rate debt, having remained the same as of December 31, 2007. In 2008 and 2007, all of the Company’s foreign currency long-term floating-rate debt was tied to LIBOR. In addition, part of the Company’s Chilean peso-denominated debt is variable-rate UF-denominated. In 2008, of the total Chilean peso-denominated debt, 50.6% was floating-rate debt and 49.4% was fixed-rate debt.

As of December 31, 2008, 62.4% of the Company’s long-term interest-bearing debt, including current portion and foreign currency- and Chilean peso-denominated debt, was exposed to interest rate fluctuations. Of the remaining 37.6% of the Company’s interest-bearing debt that was insulated from interest rate fluctuations, 21.7% was hedged through the instruments set forth in the following table and 15.9% was fixed-rate debt. As of December 31, 2008, the Company had outstanding cross-currency swaps for a liability of Ch$101,833 million (US$160.0 million), which serve to hedge against dollar-peso exchange rate fluctuations and, at the same time, effectively change its floating rate to a fixed rate.

As of December 31, 2007, 34.8% of the Company’s long-term interest-bearing debt, including current portion and foreign currency- and Chilean peso-denominated debt, was exposed to interest rate fluctuations. Of the remaining 65.2% of the Company’s interest-bearing debt that was insulated from interest rate fluctuations, 31.9% was hedged through the instruments set forth in the following table and 17.9% was fixed-rate debt. As of December 31, 2007, the Company had outstanding cross-currency swaps for a liability of Ch$183,850 million (US$288.9 million), which serve to hedge against dollar-peso exchange rate fluctuations and, at the same time, effectively change its floating rate to a fixed rate.

The Company’s higher exposure to floating interest rates is part of a strategy employed by the Company to focus on long-term efficiency in financial expenses. The objective of this strategy is to reduce the impact of inflation on the financial results and cash flow of the Company by hedging interest-bearing debt against inflation risk (nominalization until maturity). This strategy aims to fix interest rates when market interest rates are low and to allow floating rates when interest rates are high.

The following table summarizes the long-term interest-bearing debt obligations (including current maturities and accrued interest) and derivative instruments held by the Company as of December 31, 2008 and 2007. The Company enters into interest rate swaps, cross-currency swaps and/or zero-cost collar contracts or any other hedging instrument to achieve synthetically the appropriate level of variable and fixed-rate debt approved by senior management. For debt, the tables present principal payment obligations by maturity date and the related average interest rate. For collars, the tables present the notional amounts and cap and floor rates by contractual dates. Average interest rates for liabilities are calculated based on the prevailing interest rate as of December 31 of each year, for each loan. Dollar-denominated liabilities have been converted into Chilean pesos based on the Observed Exchange Rate as of December 31, 2008, which was Ch$636.45 per US$1.00.

		As of December 31, 2008
		Expected Maturity Date							Fair Value (2)
	Average interest rate (1)	2009	2010	2011	2012	2013	There-after	Total Long Term Debt (incl. 2009 maturities)	Underlying Debt	Associated Derivatives	Total
Liabilities	(Ch$ Equivalent in millions)

Long-Term Interest Bearing
Debt:
Fixed Rate
(Ch$-denominated)	4.10%	1,701	1,535	1,538	64,689	1,547	3,879	74,889	74,879	-3,662	71,217
(US$-denominated)	-	-	-	-	-	-	-	-	-
Variable Rate
(Ch$-denominated)	2.61%	392	76,251	-	-	-	-	76,643	76,643	-4,465	72,178
(US$-denominated) (3)	2.67%	127,965	-	95,429	-	95,077	-	318,471	318,471	-25,478	292,993
(EURO-denominated)	-	-	-	-	-	-	-	-

Interest Rate Derivatives		(Ch$ Equivalent in millions)
Cross-Currency Swaps
Notional Amount of Variable to Fixed		31,823		70,010		-	-
(US$-denominated)
Average pay Rate		1.93%		3.57%			-
Average receive Rate		3.45%		4.24%			-

Notional Amount of Variable to Variable		130,561	76,264	25,458		95,468
(US$-denominated)
Average pay Rate		2.30%	3.18%	3.53%		2.89%
Average receive Rate		9.25%	9.51%	9.68%		8.59%

Notional Amount of Fixed to Variable				12,779	64,358
(US$-denominated)
Average pay Rate				3.79%	1.86%
Average receive Rate				9.56%	9.55%

(1)
“Average interest rate” means, for variable rate debt, the average prevailing interest rate as of December 31, 2008 on Telefónica Chile’s variable rate debt and, for fixed rate debt, the average prevailing interest rate as of December 31, 2008 on Telefónica Chile’s fixed rate debt.

(2)	These figures were calculated based on the discounted value of future cash flows expected to be received or paid, considering current discount rates that reflect the different risks involved.

(3)	These figures were calculated based on the Observed Exchange Rate as of December 31, 2008, which was Ch$636.45 per US$1.00.

		As of December 31, 2007
		Expected Maturity Date							Fair Value (2)
	Average interest rate (1)	2008	2009	2010	2011	2012	There-after	Total Long Term Debt (incl. 2008 maturities)	Underlying Debt	Associated Derivatives	Total
Liabilities	(Ch$ Equivalent in millions)

Long-Term Interest Bearing
Debt:
Fixed Rate
(Ch$-denominated)	4.14%	1,591	1,404	1,404	1,404	58,761	4,949	69,513	69,501	-74	69,575
(US$-denominated)	-	-	-	-	-	-	-	-	-
Variable Rate
(Ch$-denominated)	3.18%	480	-	69,669	-	-	-	70,149	70,149	-	70,149
(US$-denominated) (3)	5.23%	75,845	99,074	-	74,304	-	-	249,223	249,223	-68,634	317,857
(EURO-denominated)	-	-	-	-	-	-	-	-

Interest Rate Derivatives		(Ch$ Equivalent in millions)
Cross-Currency Swaps
Notional Amount of Variable to Fixed		74,534	49,689	-	59,627	-	-
(US$-denominated) (3)
Average pay Rate		2.49%	3.46%	-	4.21%		-
Average receive Rate		5.25%	5.31%	-	5.25%		-

Notional Amount of Variable to Variable			49,689		14,907
(US$-denominated)
Average pay Rate			6.95%		7.28%
Average receive Rate			5.26%		5.23%

(1)
“Average interest rate” means, for variable rate debt, the average prevailing interest rate as of December 31, 2007 on Telefónica Chile’s variable rate debt and, for fixed rate debt, the average prevailing interest rate as of December 31, 2007 on Telefónica Chile’s fixed rate debt.

(2)	These figures were calculated based on the discounted value of future cash flows expected to be received or paid, considering current discount rates that reflect the different risks involved.

(3)	These figures were calculated based on the Observed Exchange Rate as of December 31, 2007, which was Ch$496.89 per US$1.00.

Risk of Variations in Foreign Currency Exchange Rates

As of December 31, 2008, 67.8% of the Company’s interest-bearing debt (including current portion) was U.S. dollar-denominated and fully hedged against exchange rate variations between the peso-UF and the U.S. dollar through the instruments set forth in the tables below. The remaining 32.2% of the Company’s interest-bearing debt was UF- or Chilean peso-denominated and, therefore, not subject to exchange rate risk. As of December 31, 2007, 64.1% of the Company’s interest-bearing debt (including current portion) was dollar-denominated and fully hedged against exchange rate variations between the peso-UF and the U.S. dollar through the instruments set forth in the tables below. The remaining 35.9% of the Company’s interest-bearing debt was UF- or Chilean peso-denominated and therefore not subject to exchange rate risk.

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

As of December 31, 2008, the Company had the equivalent of Ch$318,471 million (US$500.4 million) in U.S. dollar-denominated, interest-bearing, long-term debt (including current portion) outstanding. Telefónica Chile’s debt denominated in foreign currencies was in U.S. dollars. To reduce the impact of any depreciation of the Chilean peso against the U.S. dollar, as of December 31, 2008, the Company had entered into, on a short-term basis, exchange rate forward contracts for U.S. dollars in exchange for Chilean pesos or UF in the amount of Ch$2,759 million (US$4.3 million), and had entered into a cross-currency interest rate swap for the purchase of U.S. dollars in the equivalent amount of Ch$473,168 million (US$743.5 million).

As of December 31, 2007, the Company had the equivalent of Ch$249,102 million (US$391.4 million) in U.S. dollar-denominated, interest-bearing, long-term debt (including current portion) outstanding. Telefónica Chile’s debt denominated in foreign currencies is in U.S. dollars. To reduce the impact of any depreciation of the Chilean peso against the U.S. dollar, as of December 31, 2007, the Company had entered into, on a short-term basis, exchange rate forward contracts for U.S. dollars in exchange for Chilean pesos or UF in the amount of Ch$6,731 million (US$10.6 million), and had entered into a cross-currency interest rate swap for the purchase of U.S. dollars in the equivalent amount of Ch$316,602 million (US$497.4 million).

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

	As of December 31, 2008 Expected Maturity Date
	Average interest rate(1)	2009	2010	2011	2012	2013	Thereafter	Total Long Term Debt (incl. 2009 maturities)	Fair Value

	(Ch$ Equivalent in millions)
On-Balance Sheet Financial Instruments
Liabilities Long-Term Interest Bearing Debt:
Fixed Rate (US$)	-	-	-	-	-	-	-	-	-
Variable Rate (US$)	2.67%	127,965	-	95,429	-	95,077	-	318,471	318,471
	Expected transaction date
Anticipated Transactions and Related Derivatives
Forward Exchange Agreements
(Receive US$/Pay Ch$): Liability		2,759	-	-	-	-	-	2,759	2,759
Average Contractual Exchange Rate (Ch$/US$)		0.9747	-	-	-	-	-	-	-
(Receive Real/Pay US$): Liability		67	-	-	-	-	-	67	67
Average Contractual Exchange Rate (US$/Real)		1.7697	-	-	-	-	-	-	-

Cross-Currency Swaps(2)
(Receive US$/Pay UF): Liability		34,838	-	71,748	-	-	-	106,586	106,586
Average Contractual Exchange Rate (UF/US$)		0.0325	-	0.0304	-	-	-	-	-
(Receive US$/Pay Ch$): Liability		95,984	-	23,789	-	69,381	-	189,154	189,154
Average Contractual Exchange Rate (Ch$/US$)		1.0054	-	0.9344	-	0.7268	-	-	-
(Receive UF/Pay US$): Liability		32,862	71,799	12,038	60,729	-	-	177,428	177,428
Average Contractual Exchange Rate (US$/UF)		0.9364	0.9414	0.9420	0.9436	-	-	-	-

(1)
“Average interest rate” means, for variable rate debt, the average prevailing interest rate as of December 31, 2008 on Telefónica Chile’s variable rate debt and, for fixed rate debt, the average prevailing interest rate as of December 31, 2008 on Telefónica Chile’s fixed rate debt.

(2)	The UF-dollar exchange rate differs from the peso-dollar exchange rate in that the UF automatically adjusts in accordance with Chilean inflation and is tied in part to the peso-dollar exchange rate.

	As of December 31, 2007 Expected Maturity Date
	Average Interest Rate(1)	2008	2009	2010	2011	2012	Thereafter	Total Long Term Debt (incl. 2008 maturities)	Fair Value
	(Ch$ Equivalent in millions)
On-Balance Sheet Financial Instruments
Liabilities Long-Term Interest Bearing Debt:
Fixed Rate (US$)	-	-	-	-	-	-	-	-	-
Variable Rate (US$)	5.23%	75,845	99,074	-	74,304	-	-	249,223	249,223
	Expected transaction date
Anticipated Transactions and Related Derivatives
Forward Exchange Agreements
(Receive US$/Pay Ch$): Liability		6,731	-	-	-	-	-	6,731	6,731
Average Contractual Exchange Rate (Ch$/US$)		1.0161	-	-	-	-	-	-	-
(Receive Real/Pay US$): Liability		147	-	-	-	-	-	147	147
Average Contractual Exchange Rate (US$/Real)		2.1743	-	-	-	-	-	-	-

Cross-Currency Swaps(2)
(Receive US$/ Pay UF): Liability		97,167	64,616	-	73,377	-	-	235,160	235,160
Average Contractual Exchange Rate (UF/US$)		0.0329	0.0329	-	0.0311	-	-	-	-
(Receive US$/Pay Ch$): Liability		63,719	-	-	17,723	-	-	81,442	81,442
Average Contractual Exchange Rate ($/US$)		1.2836	-	-	1.1948	-	-	-	-

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

In addition, during 2008, the Company held marketable securities such as Chilean peso-denominated debentures of the Chilean Central Bank (“BCP”) and Chilean Central Bank Discount Notes (“PDBC”). The total fair value of these securities as of December 31, 2008 was Ch$13,229 million (US$20.8 million).

During 2007, the Company held U.S. dollar-denominated marketable securities such as U.S. dollar- denominated debentures of the Chilean Central Bank (“BCU”), UF-denominated marketable securities issued by the Chilean Central Bank (“CERO”) and other time deposits with maturity over 90 days.  The total fair value of these securities as of December 31, 2007 was Ch$13,274 million (US$20.9 million).

The tables below provide information about the Company’s U.S. dollar-denominated marketable securities that are sensitive to foreign currency exchange rates and present principal cash flows by maturity date.

	As of December 31, 2008 Maturity Date(1)
	Interest Rate	2009	2010	2011	2012	2013	No Contractual Maturity	Fair Value
Marketable securities(2):	in millions of Ch$ as of December 31, 2008
BCP	6.45%	8,035	-	-	-	-	-	8,035
PDBC	7.89%	5,194	-	-	-	-	-	5,194
Total	7.01%	13,229	-	-	-	-	-	13,229

(1)
These figures, calculated based on the Observed Exchange Rate as of December 31, 2008, which was Ch$636.45 per US$1.00, reflect the amount Telefónica Chile would receive if the U.S. dollar-denominated marketable securities were held to maturity.

(2)	Securities coupon. Effective average rates for BCP and PDBC are 6.45% and 7.89%, respectively.

	As of December 31, 2007 Maturity Date(1)
	Interest Rate	2008	2009	2010	2011	2012	No Contractual Maturity	Fair Value

Marketable securities (2):	in millions of Ch$ as of December 31, 2007
CERO	2.6% + UF	3,563	-	-	-	-	-	3,563
BCU	5.00%	1,800	-	-	-	-	-	1,800
Time deposits over 90 days maturity	2.59%	7,911	-	-	-	-	-	7,911
Total	3.18%	13,274	-	-	-	-	-	13,274

(1)
These figures, calculated based on the Observed Exchange Rate as of December 31, 2007, which was Ch$496.89 per US$1.00, reflect the amount Telefónica Chile would receive if the U.S. dollar-denominated marketable securities were held to maturity.

(2)	Securities coupon. Effective average rates for CERO, BCU and time deposits are 2.6%, 5.0%, and 2.59%, respectively.

ITEM 12.                      DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.                      DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.                      MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15.                      CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures. Under the supervision and with the participation of the Company’s management, including the Chief Executive Officer, Chief Financial Officer and Chief Accounting Officer, the Company has evaluated the effectiveness of the design and operation of its disclosure controls and procedures as of December 31, 2008. Based on that evaluation, the Chief Executive Officer, Chief Financial Officer and Chief Accounting Officer have concluded that these controls and procedures are effective in ensuring that all material information required to be filed in this Annual Report has been made known to them in a timely fashion.

Management’s Annual Report on Internal Control over Financial Reporting. The management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is defined in Rule 13a-15(f) or 15d-15(f) promulgated under the Securities Exchange Act of 1934 as a process designed by, or under the supervision of, the Company’s Chief Executive Officer, Chief Financial Officer and Chief Accounting Officer and effected by the Company’s Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

•	pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transaction and dispositions of the assets of the Company;

•
provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and

•
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

The Company’s management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2008. In making this assessment, the Company’s management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework.

Based on its assessment, management believes that, as of December 31, 2008, the Company’s internal control over financial reporting is effective based on those criteria.

Ernst & Young Ltda., the independent registered public accounting firm that has audited the Company’s financial statements, has issued an attestation report on the Company’s internal control over financial reporting as of December 31, 2008.  This attestation report appears on page F-2 of the Audited Consolidated Financial Statements

Changes in Internal Controls. There was no change in the Company’s internal control over financial reporting that occurred during the fiscal year ended December 31, 2008 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

ITEM 16.                      [RESERVED]

ITEM 16A.                   AUDIT COMMITTEE FINANCIAL EXPERT

On July 21, 2005, an Audit Committee was created with a total of three independent members pursuant to the requirements of the Sarbanes-Oxley Act. The members of this Committee are Mr. Andrés Concha, Mr. Alfonso Ferrari and Mr. Hernán Cheyre. Mr. Hernán Cheyre was appointed as Audit Committee Financial Expert as defined by the Securities and Exchange Commission and is independent as that term is defined by the New York Stock Exchange.

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

ITEM 16C.                   PRINCIPAL ACCOUNTANT FEES AND SERVICES

Ernst &Young Ltda. has served as the Company’s independent public accountant for each of the financial years in the two-year period ended December 31, 2008, for which audited financial statements appear in this annual report on Form 20-F.

The following table presents the aggregate fees for professional services and other services rendered by Ernst & Young Ltda. (the “current audit firm”) to the Company in 2007 and 2008.

	As of December 31,
	2007	2008
	(in thousands of Chilean pesos)
Audit fees(1)	519,549	502,502
Audit-related fees(2)	-	107,337
Tax fees(3)	-	-
All other fees(4)	-	-
Total	519,549	609,839

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

Audit Committee Pre-Approval Policies and Procedures

According to Article 52 of Chilean Corporations Law No. 18,046, the engagement of external auditors is approved by shareholders each year at the Company’s General Annual Shareholders’ Meeting. As such, the Board of Directors of the Company does not have a policy for hiring external auditors. The Company’s Directors Committee is responsible for the proposal of external auditors made by the Board to shareholders at the General Annual Shareholders’ Meeting in accordance with the Chilean Corporations Law. At the General Annual Shareholders’ Meeting held in April 2005, Company Shareholders approved the engagement of Ernst & Young Ltda. for the twelve-month period ending April 2006. At the General Annual Shareholders’ Meeting held on April 20, 2006, Company shareholders approved the engagement of Ernst & Young Ltda. for the twelve-month period ending April 2007, for the amounts of UF20,000 for the audit and between UF7,700 to UF12,000 for compliance work relating to the Sarbanes Oxley Act requirements. At the General Annual Shareholders’ Meeting held on April 13, 2007, Company shareholders approved the engagement of Ernst & Young Ltda. for the twelve-month period ending April 2008, for an amount of UF26,316 for the audit including the compliance work relating to the Sarbanes Oxley Act requirements. At the General Annual Shareholders’ Meeting held on April 14, 2008, Company shareholders approved the engagement of Ernst & Young Ltda. for the twelve-month period ending April 2009, for an amount of UF23,742 for the audit including the compliance work relating to the Sarbanes Oxley Act requirements.

During 2008, the Company’s principal accountants did not render any non-audit services. The Company has not permitted the principal accountants to render any non-audit services. The Company’s Directors Committee approves all audit, audit-related services, tax services and other services provided by auditing firms. The Audit Committee’s main duties are related to independent audits, disclosure of financial statements and internal audits.

ITEM 16D.                   EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.           PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

The following table sets forth the purchases of equity securities by the Company and its affiliates.

Period	(a) Total Number of Shares (or Units) Purchased	(b) Average Price Paid per Share (or Units)	(c) Total Number of Shares (or Units) Purchased as Part of Publicly Announced Plans or Programs	(d) Maximum Number (or Approximate Dollar Value) of Shares (or Units) that May Yet be Purchased Under the Plans or Programs
November 1 – November 30, 2008	496,341,699(1)	• Ch$1,100 per Series A share (Ch$4,400 per ADS) • Ch$990 per Series B share	—	—
January 1 – January 31, 2009	10,893,011(2)	• Ch$1,100 per Series A share (Ch$4,400 per ADS) • Ch$990 per Series B share	—	—

(1)
All purchased shares were acquired pursuant to the terms of a tender offer announced on September 11, 2008 by Inversiones Telefónica for all 527,424,074 shares of the Company not owned by its affiliates. The tender offer expired at 12:00 midnight, Santiago, Chile time, on October 30, 2008 and at 12:00 midnight, New York City time, on October 31, 2008.

(2)
All purchased shares were acquired pursuant to the terms of a tender offer announced on December 2, 2008 by Inversiones Telefónica for all 31,082,375 shares of the Company not owned by its affiliates. The tender offer expired at 3:30 p.m., New York City time, on January 6, 2009.

ITEM 16F.           CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G.                   CORPORATE GOVERNANCE

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

According to the NYSE, listed U.S. companies must adopt corporate guidelines that govern directors’ responsibilities, qualifications, compensation and education, management succession and an annual performance evaluation of the board. Chilean law, which the Company follows, dictates the composition, duration, duties and responsibilities of board members, as well as sanctions for non-compliance with these. Chilean law also requires that, at each General Annual Shareholders’ Meeting, board remuneration must be approved, which was done on April 14, 2008. See “Item 6. Directors, Senior Management and Employees—Compensation of Directors and Officers.”

According to the NYSE, listed U.S. companies must have an internal audit function to provide management with ongoing assessments of the company’s risk management process and the system of internal controls. Although there is no local law requirement to do so, the Company does have an internal audit department that conducts the assessment.

According to the NYSE, listed U.S. companies, beginning the earlier of the first annual shareholders’ meeting after January 15, 2004 and October 31, 2004, must have an audit committee consisting of a minimum of three independent Board members who are financially literate and at least one who is a designated financial expert, while foreign companies, such as Telefónica Chile, have to meet this requirement starting on July 31, 2005. Listed U.S. companies must also have compensation and nominating and corporate governance committees composed entirely of independent directors. Chilean law does not require these committees. However, Chilean Law does require open stock companies with a market capitalization above UF1.5 million (approximately US$50.6 million) to have a Directors Committee, made up of three board members who are “independent,” as defined by Chilean law below, of the controlling shareholders and whose remuneration is determined by shareholders at the General Annual Shareholders’ Meeting, to perform the following functions:

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

Date: April 27, 2009

COMPAÑIA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

Audited Consolidated Financial Statements as of
December 31, 2007 and 2008
together with the Reports of Independent Registered Public Accounting Firm

(Translation of financial statements originally issued in Spanish)

Ch$	:	Chilean pesos
ThCh$	:	Thousands of Chilean pesos
UF	:
The Unidad de Fomento, or UF, is an inflation-indexed peso-denominated monetary unit in Chile. The daily UF rate is fixed in advance based on the change in the Chilean Consumer Price Index of the previous month

US$	:	United States of American dollars
ThUS$	:	Thousands of United States of American dollars

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Compañía de Telecomunicaciones de Chile S.A.:

We have audited the accompanying consolidated” balance sheets of Compañía de Telecomunicaciones de Chile S.A. and its subsidiaries (the “Company”) as of December 31, 2008 and 2007, and the related consolidated statements of income, changes in equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Compañía de Telecomunicaciones de Chile S.A. and its subsidiaries as of December 31, 2008 and 2007, and the results of their operations and their cash flows for the years then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2008, based on the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 23, 2009, expressed an unqualified opinion thereon.

ERNST & YOUNG LTDA.

Santiago, Chile
April 23, 2009.

Report of Independent Registered Public
Accounting Firm on Internal Control over Financial Reporting

To the Board of Directors and Shareholders of
Compañía de Telecomunicaciones de Chile S.A.:

We have audited Compañía de Telecomunicaciones de Chile S.A.’s internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Compañía de Telecomunicaciones de Chile S.A’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.

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

In our opinion, Compañía de Telecomunicaciones de Chile SA. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Compañía de Telecomunicaciones de Chile S.A. and subsidiaries as of December 31, 2008 and 2007, and the related consolidated statements of income, changes in equity and cash flows for the years then ended and our report dated April 23, 2009, expressed an unqualified opinion thereon.

ERNST & YOUNG LTDA.

Santiago, Chile
April 23, 2009.

COMPAÑIA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
As of December 31, 2007 and 2008

		As of December 31,
	Notes	2007	2008	2008
		ThCh$	ThCh$	ThUS$
ASSETS

CURRENT ASSETS

Cash and cash equivalents	(16)	73,084,451	71,555,375	112,428
Financial assets at fair value with changes in income	(17)	13,273,715	13,228,981	20,786
Other financial assets		59,081	64,081	102
Trade and other accounts receivable, net	(12a )	192,537,092	172,159,162	270,499
Accounts receivable from related entities	(13a )	19,781,435	28,301,797	44,468
Inventory	(26)	6,953,964	6,920,235	10,873
Derivative financial instruments	(15)	131,288	3,365,982	5,289
Prepayments		4,831,472	4,522,589	7,106
Prepaid taxes	(22)	18,498,736	26,907,759	42,278
Non-current assets and surrendered units available for sale	(10)	-	2,206,275	3,466

TOTAL CURRENT ASSETS		329,151,234	329,232,236	517,295

NON-CURRENT ASSETS

Other financial assets		142,217	141,613	223
Trade and other accounts receivable, net	(12a )	13,054,409	14,559,192	22,876
Investments in associates accounted for using the equity method	(11a )	7,621,158	9,415,278	14,793
Goodwill	(8)	16,704,516	16,704,516	26,246
Intangible assets, net	(7)	40,314,006	32,343,927	50,819
Property, plant and equipment, net	(9)	1,028,280,547	1,011,576,568	1,589,405
Deferred tax assets	(23b )	26,678,328	34,519,405	54,237
Derivative financial instruments	(15)	-	36,963,243	58,077
Prepayments		1,597,921	-	-

TOTAL NON-CURRENT ASSETS		1,134,393,102	1,156,223,742	1,816,676

TOTAL ASSETS		1,463,544,336	1,485,455,978	2,333,971

The accompanying notes 1 to 33 are an integral part of these consolidated financial statements

COMPAÑIA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
As of December 31, 2007 and 2008

		As of December 31,
	Notes	2007	2008	2008
		ThCh$	ThCh$	ThUS$
LIABILITIES

CURRENT LIABILITIES

Interest bearing loans	(18)	77,916,022	130,058,223	204,350
Trade and other accounts payable	(19)	166,450,285	196,722,872	309,094
Accounts payable to related entities	(13b )	33,448,644	40,276,614	63,283
Provisions	(20)	16,230,842	7,072,336	11,112
Taxes payable		12,969,059	9,663,951	15,184
Deferred revenue	(27)	6,523,421	5,712,886	8,976
Post employment benefits obligations	(21a )	1,996,786	2,898,105	4,554
Derivative financial instruments	(15)	23,464,760	6,253,701	9,826

TOTAL CURRENT LIABILITIES		338,999,819	398,658,688	626,379

NON-CURRENT LIABILITIES

Interest bearing loans	(18)	310,968,960	339,944,454	534,126
Deferred tax liabilities	(23b )	112,060,323	95,247,850	149,655
Deferred revenue	(27)	4,153,591	3,930,500	6,176
Post employment benefits obligations	(21a )	30,838,659	42,464,712	66,721
Derivative financial instruments	(15)	45,373,745	470,129	738

TOTAL NON-CURRENT LIABILITIES		503,395,278	482,057,645	757,416

EQUITY

Issued capital	(14)	737,179,111	697,935,671	1,096,607
Other reserves		(1,984,475)	(974,362)	(1,531)
Accumulated deficit		(114,299,735)	(92,361,776)	(145,120)

Equity attributable to equity holders of the parent		620,894,901	604,599,533	949,956
Minority interests	(28)	254,338	140,112	220

TOTAL EQUITY		621,149,239	604,739,645	950,176

TOTAL LIABILITIES AND EQUITY		1,463,544,336	1,485,455,978	2,333,971

The accompanying notes 1 to 33 are an integral part of these consolidated financial statements

COMPAÑIA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
For the years ended December 31, 2007 and 2008

			For the years ended December 31,
	Notes		2007	2008	2008
			ThCh$	ThCh$	ThUS$
STATEMENTS OF INCOME

Revenues	(24a	)	696,299,994	738,730,748	1,160,705
Other operating income	(24b	)	9,058,620	28,131,051	44,200
Employee expenses	(21b	)	(86,268,253)	(101,028,517)	(158,737)
Depreciation and amortization			(181,590,936)	(167,573,526)	(263,294)
Other miscellaneous operating expenses	(24c	)	(357,908,345)	(411,078,189)	(645,892)
Financial expenses (net)	(24d	)	(11,044,665)	(27,009,483)	(42,438)
Participation in profits of associates accounted for using the equity method	(11a	)	1,782,776	1,606,957	2,525
Foreign currency exchange differences			(29,792,788)	(7,503,534)	(11,790)

Profit before taxes			40,536,403	54,275,507	85,279

Income taxes	(23c	)	(8,980,234)	(6,368,935)	(10,007)

PROFIT FOR THE YEAR			31,556,169	47,906,572	75,272

Profit attributable to equity holders of the parent			31,646,817	47,975,468	75,380
Loss attributable to minority interests	(28)		(90,648)	(68,896)	(108)

PROFIT FOR THE YEAR			31,556,169	47,906,572	75,272

PROFIT PER SHARE

COMMON SHARES
Basic and diluted profit per share attributable to equity holders of the parent (in thousands)	(25)		0.0331	0.0501	0.00007864

The accompanying notes 1 to 33 are an integral part of these consolidated financial statements

COMPAÑIA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES
STATEMENTS OF CHANGES IN EQUITY
Years ended December 31, 2007 and 2008

	Issued capital	Other reserves
	Ordinary shares	Currency translation difference	Other profit (loss) directly recognized in equity	Retained earnings (accumulated deficit)	Total equity attributable to holders of the parent	Minority interests	Total equity
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Beginning balance	785,994,122	(53,857)	(419,649)	(136,607,945)	648,912,671	1,148,576	650,061,247

Profit (loss) for the period	-	-	-	31,646,817	31,646,817	(90,648)	31,556,169
Dividends declared	-	-	-	(10,856,131)	(10,856,131)	-	(10,856,131)
Capital decrease	(48,815,011)	-	-	-	(48,815,011)	-	(48,815,011)
Other increases (decreases) in net equity (1)	-	(501,366)	(1,009,603)	1,517,524	6,555	(803,590)	(797,035)
Changes for the period	(48,815,011)	(501,366)	(1,009,603)	22,308,210	(28,017,770)	(894,238)	(28,912,008)

Balance December 31, 2007	737,179,111	(555,223)	(1,429,252)	(114,299,735)	620,894,901	254,338	621,149,239

Profit (loss) for the period	-	-	-	47,975,468	47,975,468	(68,896)	47,906,572
Dividends declared	-	-	-	(17,611,683)	(17,611,683)	-	(17,611,683)
Capital decrease	(39,243,440)	-	-	-	(39,243,440)	-	(39,243,440)
Other increases (decreases) in net equity (1)	-	1,264,741	(254,628)	(8,425,826)	(7,415,713)	(45,330)	(7,461,043)
Changes for the period	(39,243,440)	1,264,741	(254,628)	21,937,959	(16,295,368)	(114,226)	(16,409,594)

Balance December 31, 2008	697,935,671	709,518	(1,683,880)	(92,361,776)	604,599,533	140,112	604,739,645

(1)	Includes effects on income and expenses not recognized in income for the year.

The accompanying notes 1 to 33 are an integral part of these consolidated financial statements

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the years ended December 31, 2007 and 2008

		For the years ended December 31,
	Notes	2007	2008	2008
		ThCh$	ThCh$	ThUS$
CASH FLOWS FROM OPERATING ACTIVITIES

Profit for the year		31,556,169	47,906,572	75,272

Non-cash adjustments

Depreciation	(9)	163,675,505	148,942,657	234,020
Amortization of intangible assets	(7)	17,915,431	18,630,869	29,273
Net foreign currency exchange differences		29,792,788	7,503,534	11,790
Gain on sales of property, plant and equipment		(1,905,371)	(2,914,178)	(4,579)
Gain on sales of Telefónica Asistencia y Seguridad S.A. assets	(24b )	-	(15,487,114)	(24,333)
Equity in earnings of equity method investees	(11)	(1,782,776)	(1,606,957)	(2,525)
Provisions and write offs		(20,742,443)	(36,450,839)	(57,272)
Deferred tax provision		(21,392,240)	(24,653,550)	(38,736)
Financial instruments designated at fair value with changes in income		(3,130,684)	(44,734)	(70)
Other debits to income that do not represent cash flow		12,230,622	22,921,343	36,014

Total non-cash adjustments		174,660,832	116,841,031	183,582

Total cash flows before changes in working capital		206,217,001	164,747,603	258,854

Working capital increase (decrease)

Changes in operating assets (increase) decrease
Inventories		3,070,747	663,231	1,042
Trade and other accounts receivable		9,120,037	18,873,147	29,654
Prepayments		(480,295)	(308,883)	(485)
Other assets		3,509,435	(9,651,117)	(15,163)

Changes in operating liabilities increase (decrease)
Trade and other accounts payable		12,110,740	17,770,802	27,921
Deferred revenue		(6,754,731)	(810,536)	(1,274)
Taxes payable		(4,756,957)	(3,305,108)	(5,193)
Post-employment benefits obligations		1,660,841	901,319	1,416
Other liabilities		5,261,470	(10,743,439)	(16,880)

Total decrease in working capital, net		22,741,287	13,389,416	21,038

NET CASH FLOWS FROM OPERATING ACTIVITIES		228,958,288	178,137,019	279,892

The accompanying notes 1 to 33 are an integral part of these consolidated financial statements

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the years ended December 31, 2007 and 2008

		For the years ended December 31,
	Notes	2007	2008	2008
		ThCh$	ThCh$	ThUS$
CASH FLOWS FROM INVESTING ACTIVITIES

Sales of property, plant and equipment		2,034,548	6,172,059	9,698
Proceeds from sale of financial instruments		16,284,344	42,925,248	67,445
Sales of Telefónica Asistencia y Seguridad S.A. assets		-	15,487,114	24,334
Dividends received		1,816,920	433,661	681
Received of interest investments		513,009	419,953	660
Acquisition of property, plant & equipment		(141,303,917)	(147,989,087)	(232,523)
Purchases of financial instruments		(7,581,418)	(45,615,551)	(71,672)

NET CASH FLOWS USED IN INVESTING ACTIVITIES		(128,236,514)	(128,166,603)	(201,377)

CASH FLOWS FROM FINANCING ACTIVITIES

Repayments of borrowings		(1,345,320)	(96,930,593)	(152,299)
Proceeds from borrowings		-	95,467,500	150,000
Dividends paid		(18,609,376)	(10,792,959)	(16,958)
Capital decrease		(48,815,011)	(39,243,440)	(61,660)

NET CASH FLOWS USED IN FINANCING ACTIVITIES		(68,769,707)	(51,499,492)	(80,917)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		31,952,067	(1,529,076)	(2,403)

CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR		41,132,384	73,084,451	114,831

CASH AND CASH EQUIVALENTS AT END OF YEAR		73,084,451	71,555,375	112,428

SUPPLEMENTAL CASH INFORMATION:
Interest paid		(19,103,755)	(33,483,405)	(52,609)

The accompanying notes 1 to 33 are an integral part of these consolidated financial statements

COMPAÑIA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

Notes to the consolidated financial statements

1.	Corporate information:

Compañía de Telecomunicaciones de Chile S.A. and subsidiaries (“Telefónica Chile S.A” or “the Company”) provides telecommunications services in Chile, consisting of fixed telecommunications, television, long distance, corporate communications and other services. The Company is located in Santiago, Chile, at Avenida Providencia No. 111.

The Company is an open stock corporation that is registered with the Securities Registry under No. 009 and therefore is subject to supervision by the Chilean Superintendency of Securities and Insurance (“SVS”) as well as by the United States Securities and Exchange Commission (“SEC”) since the listing of its shares on the New York Stock Exchange in United States (“ADRs”) in 1990.

Telefónica Chile S.A., is part of the Telefónica Group.  Its parent company is Telefónica Internacional S.A., which is headquartered in Spain.

The consolidated financial statements of Telefónica Chile S.A. for the year ended as of December 31, 2008 were approved and authorized for issuance at the Board of Directors Meeting held on April 23, 2009.

The subsidiary companies registered in the Securities Registry are:

Subsidiary	Taxpayer number	Registration number	Participation percentage (direct and indirect)
			2007%	2008%
Telefónica Larga Distancia S.A.	96.551.670-0	456	99.87	99.89
Telefónica Asistencia y Seguridad S.A. (1)	96.971.150-8	863	99.99	-

(1) On December 31, 2008 Telefónica Chile S.A absorbed subsidiary Telefónica Asistencia y Seguridad S.A, through the acquisition of the participation of Telefónica Gestión de Servicios Compartidos Chile S.A. in that company, equivalent to 0.001%, resulting in ownership of all the shares of that company by Telefónica Chile S.A.

2.	Significant accounting principles:

(a)   Accounting period

These  consolidated  financial  statements (hereinafter, “financial statements”) cover the years ended December 31, 2007 and 2008.

(b)    Basis of preparation

The financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). The figures included in these financial statements are expressed in thousands of Chilean pesos, since the Chilean peso is the Company’s functional and reporting currency. All values are rounded to the nearest thousand, except when otherwise indicated.

(c)    Basis of presentation

The financial statements for December 31, 2007 and their corresponding notes are shown in a comparative manner to the financial statements for 2008.

For the convenience of the reader these financial statements have been translated from Spanish to English.

COMPAÑIA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

Notes to the consolidated financial statements, continued

2.	Significant accounting principles, continued

(d)    Basis of consolidation:

These financial statements include the assets, liabilities, income and cash flows of Compañía de Telecomunicaciones de Chile S.A. and its subsidiaries as of December 31, 2007 and 2008.  All intercompany balances, income and expenses and unrealized gains and losses resulting from intercompany transactions have been eliminated in full and the participation of minority investors has been recognized under the heading “Minority interests” (see Note 28).

Minority interests represent the portion of profit or loss and net assets of certain subsidiaries that is not held by the parent Company and are presented separately in the consolidated statement of income and within equity in the consolidated balance sheet, separately from parent shareholders' equity.

The financial statements of the consolidated companies cover the years ended on the same date as the individual financial statements of the parent company, and have been prepared applying uniform accounting policies.

The companies included in the consolidation are:

Taxpayer No.	Company Name	Participation percentage
		2007	2008
		Total	Direct	Indirect	Total
96.551.670-0	Telefónica Larga Distancia S.A.	99.87	99.89	-	99.89
96.961.230-5	Telefónica Gestión de Servicios Compartidos Chile S.A.	99.99	99.99	-	99.99
74.944.200-k	Fundación Telefónica Chile	50.00	50.00	-	50.00
96.971.150-8	Telefónica Asistencia y Seguridad S.A. (1)	99.99	-	-	-
90.430.000-4	Telefónica Empresas Chile S.A.	99.99	99.99	-	99.99
78.703.410-1	Telefónica Multimedia Chile S.A.	99.99	99.99	-	99.99
96.811.570-7	Instituto Telefónica Chile S.A.	99.99	-	99.99	99.99

(1) On December 31, 2008 Telefónica Chile S.A absorbed subsidiary Telefónica Asistencia y Seguridad S.A, through the acquisition of the participation of Telefónica Gestión de Servicios Compartidos Chile S.A. in that company, equivalent to 0.001%, resulting in ownership of all the shares of that company by Telefónica Chile S.A.

(e)    Foreign currency translation

Assets and liabilities in US$ (United States dollars), Euros, Brazilian Real, UF (Unidades de Fomento) and JPY (Japanese Yen), have been converted to Chilean pesos using the observed exchange rates as of December 31 of each year as follows:

YEAR	US$	EURO	REAL	JPY	UF
2007	496.89	730.94	280.32	4.41	19,622.66
2008	636.45	898.81	271.70	7.05	21,452.57

Foreign currency exchange differences are recognized in income for the year under “Foreign currency exchange differences”.

COMPAÑIA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

Notes to the consolidated financial statements, continued

2.	Significant accounting principles, continued

(e)    Foreign currency translation, continued

The closing exchange rates for the year have been used in the conversion of the financial statements of foreign companies, with the exception of: i) capital and reserves, which have been converted at the historical exchange rate; and ii) income statements and statements of cash flows, which have been converted at the average exchange rate for the year.

Foreign currency translation difference originated as a consequence of the application of these criteria is included in “Currency translation difference”, deducting the part corresponding to minority interests, which is presented under the heading “Minority interests”.

Convenience of converting to United States dollars

The financial statements are presented in Chilean pesos, the Company’s functional currency.  Conversion from Chilean pesos to United States dollars is only included for the convenience of the reader, using the exchange rate reported by the Banco Central de Chile as of December 31, 2008 of Ch$ 636.45 per US$ 1.00.  Convenience conversions should not be considered to be a representation that the amount in Chilean pesos has been or could now or in the future be converted to United States dollars at this or any other exchange rate.

(f)    Investment in related companies

The Company’s investment in the companies over which it exercises significant influence without exercising control, is recorded using the equity method.  The investment is recorded initially at cost and its book value is modified based on the participation in the income of the associated company at each year-end.  If it records net income or losses directly in its net shareholders’ equity, the Company also recognizes the participation corresponding to it in those items.

(g)   Goodwill

Goodwill represents the surplus of the acquisition cost in comparison to the fair value, as of the acquisition date, of identifiable assets, liabilities and contingent liabilities acquired.  After initial recognition, goodwill is recorded at cost less any accumulated impairment loss.

The Company tests goodwill impairment annually and when there are indicators that the net carrying amount might not be fully recoverable.  The impairment test which is based on fair value is performed for each cash generating unit for which the goodwill has been allocated.  If that fair value is less than the carrying amount, an irreversible impairment loss is recognized in the income statement.

(h)   Intangible assets

Intangible assets are recorded at their acquisition or production cost, less accumulated amortization and less any accumulated impairment loss.

All recognized intangibles assets have defined useful lives and are amortized over their estimated useful lives and as of the balance sheet date are analyzed for the existence of events or changes indicating that the net book value might not be recoverable, in which case they are tested for impairment.

COMPAÑIA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

Notes to the consolidated financial statements, continued

2.	Significant accounting principles, continued

(h)   Intangible assets, continued

The methods and periods of amortization applied are reviewed at each year-end and if necessary, are adjusted in a prospective manner.

The Company amortizes intangibles assets on a straight line basis over the follow estimated useful lives: software licenses 3 years and rights to underwater cable with a maximum of 15 years.

(i)    Property, plant and equipment

Property, plant and equipment items are valued at acquisition cost, less accumulated depreciation and less applicable impairment losses.  Land is not depreciated.

Acquisition cost includes external costs plus internal costs comprising consumption of warehouse materials, cost of direct labor used in the installation and imputation of indirect costs necessary for the intended use of the asset.

Interest and other financial expenses incurred and directly attributable to the acquisition or construction of qualifying assets, may be capitalized. Qualifying assets, under the criteria of the Telefónica Group, are assets that require at least 18 months of preparation for their use or sale.  At year-end 2007 and 2008 there are no capitalized interests.

Costs for improvements that result in increased productivity, efficiency, or extension of the useful lives of assets, are capitalized as higher cost of such assets when they comply with the requirements to be recognized as an asset.

Repair and maintenance expenses are charged to the income statement account for the year in which they are incurred.

(j)    Depreciation of property, plant and equipment:

The Company depreciates property, plant and equipment from the moment in which the assets are in a condition to be used, distributing the cost of assets in a straight-line method over the estimated useful lives which are summarized in the following detail:

Assets	Range of years
Buildings and components	40
Plant and equipment:
Central office telephone equipment	7 a 12
External Plant	20
Subscribers’ equipment	2 a 7
Information technology equipment	4
Fixed installations and accessories	7
Motor vehicles	7
Leasehold improvements	5

Estimated residual values, the depreciation methods and usefull lives applied, are reviewed at each year-end and, if applicable are adjusted in a prospective manner.

COMPAÑIA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

Notes to the consolidated financial statements, continued

2.	Significant accounting principles, continued

(k)   Non-current assets destined for sale

Non-current assets destined for sale are measured at the lower of the book and fair values, less the cost to sell.  Assets are included in this heading when the book value can be recovered through a sales transaction, which is highly likely to take place and when they are immediately available in their present condition.  Management must be committed to a plan to sell the asset and must have actively begun a program to find a buyer and complete the plan.  Likewise, it must be expected that the sale will qualify for full completion within a year following its classification date.

Property, plant and equipment classified as held for sale is not depreciated.

(l)    Impairment of non-current assets

At each year-end the existence of possible impairment of non-current assets other then goodwill is evaluated.  Should such indications exist, the Company estimates the recoverable value of the asset, which is the greater of fair value less cost to sell or value in use.  Such value in use is determined through discounting estimated future cash flows.  When an asset’s recoverable value is below its net book value, an impairment is considered to exist.

In order to calculate impairment, the Company estimates the profitability of assets assigned to the different cash generating units based on the expected cash flows.

The discount rates used are determined before taxes and are adjusted by the corresponding country risk and business risk.  Thus, in 2008 the rate used was 12%. No impairment adjustments were made in 2007 and 2008.

(m)  Leases

Leased assets for which the renter maintains a significant part of the risks and benefits inherent to the rented property, are considered operating leases.  Payments made under agreements of this nature are charged to the income statement account in a straight-line method over the term of the lease.

Leased assets for which the significant risks and benefits characteristic of the leased property are transferred to the Company, are considered financial leases and the asset and the associated debt is recorded at the beginning of the term of the lease for the amount of the fair value of the leased asset or the present value of the minimum agreed installments, if these are lower. Financial expenses are charged to the income statement account over the life of the agreement.  Depreciation of these assets is included in total depreciation of the property, plant and equipment heading.  The Company carries out procedures to determine whether an arrangement contains a lease. At 2007 and 2008 year-end; no embedded leases were identified.

COMPAÑIA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

Notes to the consolidated financial statements, continued

2.	Significant accounting principles, continued

(n)   Income taxes

The income tax expense for each year comprises current and deferred income taxes.

Tax credits and liabilities for the current year and prior years are measured at the estimated amount recoverable or payable to the tax authorities.  The Company uses the tax rates and government regulations current as of each year-end to calculate those amounts, which for 2008 and 2007 is 17%.

The deferred tax amount is obtained from analyzing temporary differences that arise due to differences between the tax and book values of assets and liabilities, mainly allowance for doubtful accounts, depreciation of property, plant and equipment, staff severance indemnities and tax losses. Under Chilean tax regulations tax loss carry forwards can be realized as future tax benefits with no time restrictions.

Temporary differences generally become taxable or deductible when the related asset is recovered or the related liability is settled.  A deferred tax liability or asset represents the amount of tax payable or refundable in future years under the currently enacted tax laws and rates as a result of temporary differences at the end of the current year.

Deferred tax assets and liabilities are not discounted at their current value and are classified as non-current.

(o)    Financial assets and liabilities

All purchases and sales of financial assets are recognized at fair value on the negotiation date, which is the date on which the commitment to purchase or sell the asset occurs.

i)	Financial investments

Marketable financial assets, i.e. investments made in order to obtain short-term yields due to changes in prices, are classified within the category of “at fair value with changes in income” and are presented as current assets.  This category is used for financial assets for which an investment and de-investment strategy is established.  All financial assets included in this category are recorded at fair value, which is obtained from observable market data. The resulting gains or losses from variations in their fair value at each year-end is recognized in the income statement whether they are realized or not.

ii)	Accounts receivable

Accounts receivable correspond to financial assets with fixed and determinable payments that are not traded in an active market.  Trade accounts receivable are recognized for the amount of the invoice and adjusted with an allowance for doubtful accounts.

The allowance is calculated by applying different percentages based on age factors until 100% is reached for debts exceeding 120 days and other specific account analyses.

COMPAÑIA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

Notes to the consolidated financial statements, continued

2.	Significant accounting principles, continued

(o)	Financial assets and liabilities, continued

ii)	Accounts receivable, continued

Short-term trade accounts receivable are not discounted.  The Company has determined that the calculation of the amortized cost is the same as the invoiced amount since the transaction has no significant associated costs.

iii)	Cash and cash equivalents

Cash and cash equivalents recognized in the financial statements comprise cash and bank checking accounts, time deposits and other very liquid investments with an original maturity of three months or less.  These items are recorded at their historical cost, which does not significantly differ from their realization value.

iv)	Interest bearing loans

Financial liabilities are valued at amortized cost using the effective interest rate method.  Any difference between the cash received and the reimbursement value is imputed directly to income over the term of the agreement.  Financial obligations are presented as non-current liabilities when their expiry term exceeds twelve months.

v)	Derivative financial instruments

The Company uses derivative financial instruments to manage exposure to exchange rate and interest rate risks.  The Company’s objective in maintaining derivatives is to minimize these risks using the most effective method to eliminate or reduce the impact of these exposures.

Derivative financial instruments are carried at fair value, presenting them as financial assets or as financial liabilities depending on whether the fair value is positive or negative, respectively.  They are classified as current or non-current depending on whether they mature in less or more than twelve months.  Likewise, derivative financial instruments that meet all requirements to be treated as hedge instruments for long-term items, are presented as non-current assets or liabilities, according to their terms.

Hedging of the risk associated to the variation of the exchange rate of a firm committed transaction can receive the treatment of a fair value hedge or of a cash flow hedge.

Changes in the fair value of derivatives that have been assigned as and fulfill the requirements to be treated as fair value hedge instruments, are recognized in the income statement.

Changes in the fair value of derivatives that meet the requirements of and have been assigned as cash flow hedges, that are highly effective, are recognized in shareholders’ equity.  The part considered ineffective is imputed directly to income.  When the forecast transaction or the firm commitment are recognized in the accounting records of a non-financial asset or liability, net income or losses accumulated in shareholders’ equity become part of the initial cost of the corresponding asset or liability.  On the other hand, net income  or losses previously recognized in shareholders’ equity are recognized to income in the same period in which the hedged transaction affects net income.

COMPAÑIA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

Notes to the consolidated financial statements, continued

2.	Significant accounting principles, continued

(o)	Financial assets and liabilities, continued

v)	Derivative financial instruments, continued

Initially the Company formally documents the hedge relationship between the derivative and the hedged item, as well as the risk management objectives and strategies pursued when establishing the hedge.  This documentation includes identification of the hedge instrument, the hedged item or operation and the nature of the hedged risk. Likewise, it states the manner for evaluating its level of effectiveness in compensating the exposure of the hedged element to changes, whether in its fair value or cash flows attributable to the risk being hedged.  Evaluation of the effectiveness is prospective and retroactive, both at the beginning of the hedge relationship as well as systematically throughout the period for which it was designated.

The fair value of the derivatives portfolio reflects estimations that are based on calculations made using observable market data, and specific tools for valuation and management of the risk of derivatives widely used by various financial entities.

(p)	Inventory

Materials stored for installation in investment projects, as well as inventory for consumption and replacement are valued at cost or net realization value, whichever is lower.  Inventory movements are controlled for using the FIFO method.

When cash flows related to inventory purchases are the object of an effective hedge, the corresponding net income or loss accumulated in shareholders’ equity becomes part of the cost of the inventory acquired.

The value of products that are obsolete, defective or have a slow turnover has been reduced to their possible net realization value, which has been determined on the basis of a study of materials with slow turnover.

(q)	Provisions

(i)	Post-employment benefits

The Company is obligated to pay staff severance indemnities in respect of collective negotiation agreements, which are provisioned using the method of actuarial value of the accrued cost of the benefit, using an annual discount rate of 6% and 4.8% in 2007 and 2008, respectively, as detailed in Note 3, considering estimations such as future permanence, employee mortality rate and future salary increases determined on the basis of actuarial calculations. Discount rates are determined by reference to market interest curves.

(ii)	Other Provisions

Provisions are recognized when the Company has a present legal or constructive obligation, as a consequence of a past event, whose settlement requires an output of resources that is considered probable and can be reliably estimated.  That obligation can be legal or implied, derived from, among other factors, regulations, contracts, habitual practices or public commitments that create valid third-party expectations that the Company will assume certain liabilities.

COMPAÑIA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

Notes to the consolidated financial statements, continued

2.	Significant accounting principles, continued

(r)	Revenues and expenses

Revenues and expenses are recognized in the income statement based on the accrual criteria, i.e. when the real flow of goods and services that they represent is produced, regardless of the moment at which the cash flows.

The Company’s revenues are produced mainly by providing the following telecommunications services: traffic, connection charges, monthly fees for the use of the network, interconnection, network and equipment rental, sale of equipment and other services, such as value added services (data or text messaging, among others) or maintenance.  Products and services can be sold separately or jointly, in commercial packages.

Income from traffic is based on the call initiation establishment tariff, plus tariffs per call, which vary depending on the time consumed by the user, the distance of the call and type of service.  Traffic is recorded as income as income as it is used.  The amount corresponding to traffic that has been pre-paid and use is pending generates deferred income which is recorded in liabilities.  Prepaid cards usually have an expiry period of up to twelve months, and any unused prepaid traffic is recognized directly in income when the card expires, since as of that moment the Company has no remaining obligations to provide the service.

In the case of sale of traffic, as well as of other services, through a fixed tariff for a certain period of time (flat rate), income is recognized using the straight-line method over the period of time covered by the rate paid by the customer.

Income from connection charges originated when customers connect to the Company’s network are deferred and recognized in income over the average estimated term of the duration of the relationship with the customer, and vary depending on the type of service.  All associated costs, except those related to extension of the network, and administrative and commercial expenses, are recognized in the income statement when they are incurred.

Monthly fees are recognized to income using the straight-line method in the corresponding period.  Rentals and other services are recognized to income as the service is provided.

Income from interconnection of fixed-mobile and mobile-fixed calls, as well as from other services used by customers, are recognized in the period in which those calls are made.

Commercial package offers that combine different elements, in the activities of telephone service, Internet and television, are analyzed to determine whether it is necessary to separate the different elements identified, applying in each case the appropriate revenue recognition criteria.  Total income from the package is distributed among its identified elements by function of their respective fair values (i.e. the fair value of each individual component in relation to the total fair value of the package).

All expenses related to these mixed commercial offers are recognized in the income statement as they are incurred.

COMPAÑIA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

Notes to the consolidated financial statements, continued

2.	Significant accounting principles, continued

(s)	Significant estimates, judgments and assumptions

Below we show the main assumptions, judgments and other relevant sources of uncertainty in the estimations made as of the closing date, which could have a significant effect on the financial statements in the future:

(i)	Property, plant and equipment, goodwill and other intangible assets

The accounting treatment of investment in property, plant and equipment and other intangible assets considers estimations made to determine the useful lives used to calculate depreciation and amortization.

Determination of useful lives requires estimations regarding expected technological evolution and alternate uses of the assets.  The hypothesis regarding the technological framework and its future development imply a significant degree of judgment as the moment and nature of future technological changes are hard to foresee.

(ii)	Deferred taxes

The Company evaluates the recoverability of deferred tax assets based on estimations of future income.  That realizability depends in last instance on the Company’s capacity to generate taxable income throughout the period in which the deferred tax assets are deductible. The analysis takes into consideration the foreseen schedule for reversal of deferred tax liabilities, as well as estimated taxable profits on the basis of internal projections which are updated to reflect the most recent operating trends.

Determination of the adequate classification of tax items depends on various factors, including estimation of the time and realization of deferred tax assets and the expected amount of tax payments.  Actual income tax collection and payment flows could result in amount different than the estimations made by the Company, as a consequence of changes in government legislation or unforeseen future transactions that could affect tax balances.

(iii)	Provisions

Due to the uncertainties inherent to the estimations necessary to determine the amount of provisions, real disbursements could differ from the amounts originally recognized on the basis of the estimations made.

Determination of the amount of the provision is based on the best estimation of the disbursement that will be necessary to settle the corresponding obligation, taking into consideration all the information available at the closing date, including the opinion of independent experts such as legal advisors or consultants.

COMPAÑIA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

Notes to the consolidated financial statements, continued

2.	Significant accounting principles, continued

(s)	Significant estimates, judgments and assumptions, continued

iv)	Recognition of revenues

Agreements that combine more than one element

Commercial package offers that combine different elements are analyzed to determine whether it is necessary to separate the different elements identified, applying the appropriate revenue recognition criteria in each case.  Total income from the package is distributed among its identified elements based upon their respective fair values.

Determination of the fair values of each of the elements identified implies the need to perform complex estimations due to the nature of the business.

A change in the estimation of the relative fair value could affect the distribution of revenues among the components and as a consequence of this, revenues for future years.

v)	Post-employment benefits

The cost of defined benefit post retirement plans as well as the present value of the obligation is determined using actuarial valuations. The actuarial valuation involves making assumptions about discount rates, future salary increases, mortality rates and future pension increases. All assumptions are reviewed at each reporting date. In determining the appropriate discount rate management considers the interest rates of corporate bonds in the country with an AA rating. The mortality rate is based on publicly available mortality tables for the specific country.

Future salary increase and pension increases are based on expected future inflation rates for the specific country.

Further details about the assumptions used are given in Note 21.

vi)	Financial assets and liabilities

Where the fair value of financial assets and financial liabilities recorded in the balance sheet cannot be derived from active markets, they are determined using valuation techniques including the discounted cash flows model. The inputs to these models are taken from observable markets where possible, but where this is not feasible, a degree of judgment is required in establishing fair values. The judgments include considerations of inputs such as liquidity risk, credit risk and volatility. Changes in assumptions about these factors could affect the reported fair value of financial instrument.

COMPAÑIA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

Notes to the consolidated financial statements, continued

2.	Significant accounting principles, continued

(t)	Methods of consolidation

Consolidation has been carried out by applying the following methods of consolidation:

Global integration method for companies over which control is exerted, whether through effective dominion or due to the existence of agreements with the rest of the shareholders.

All balances and transactions between consolidated companies have been eliminated in the consolidation process.  Likewise the margins included in the transactions performed by companies that are dependent on other Company companies for goods or services that can be capitalized, have been eliminated in the consolidation process.

The income statement account and the consolidated statement of cash flows gather, respectively, the revenues and expenses and cash flows of the companies that stop forming part of the Company up to the date on which the participation has been sold or the company has been liquidated.

The value of the participation of minority shareholders in the shareholders’ equity and income of the dependent companies consolidated through global integration is presented under “Minority Participations” and “Income Attributable to Minority Participations”, respectively.

(u)	New IFRS and interpretations of the IFRS Interpretations Committee (IFRIC)

The following published IFRS and interpretations of the IFRIC have been issued are still not effective to the Company.

Standard and Standard Amendments		Date of mandatory application
Amendment of IFRS 1	First-time Adoption of International Financial Reporting Standards	January 1, 2009
Amendment of IFRS 2	Share based payments	January 1, 2009
Amendment of IFRS 3R	Business Combinations	July 1, 2009
IFRS 8	Operating Segments	January 1, 2009
Amendment of IAS 1R	Presentation of financial statements – reviewed presentation	January 1, 2009
Amendment of IAS 23	Borrowing costs	January 1, 2009
Amendment of IAS 27R	Consolidated and Individual Financial Statements	July 1, 2009
Amendment of IAS 32 y IAS 1	Financial Instruments: Disclosure and Presentation - puttable financial instruments and obligations arising on liquidation	January 1, 2009
Amendment of IAS 39	Financial Instruments: Recognition and Measurement	July 1, 2009
Interpretations		Date of mandatory application
IFRIC 13	Customer fidelity programs	July 1, 2008
IFRIC 16	Hedges of a net investment in a foreign operation	October 1, 2008

The Company has chosen the option of early adoption of IFRS 8 Operating Segments.

COMPAÑIA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

Notes to the consolidated financial statements, continued

3.	First-time Application of International Financial Reporting Standards (IFRS)

Telefónica Chile has prepared financial statements in accordance with accounting principles applied locally in Chile until the year ended as of December 31, 2007, which for the purpose of reporting to the Securities and Exchange Commission (SEC), were presented with a note of reconciliation from Chile GAAP to US GAAP.  These financial statements, as of December 31, 2008, are the first financial statements the Company has presented in accordance with IFRS. In addition, the 2007 financial statements are presented under the same standard for comparison purposes.

The Company has presented financial information to its parent company in Spain under IFRS, for consolidation purposes, since the year ended as of December 31, 2005, considering January 1, 2004 as the transition date.

Transition of the consolidated financial statements of Telefónica Chile to IFRS has been carried out through the application of IFRS 1: First-time adoption of International Financial Reporting Standards, applying the exemption provided in paragraph 24 a), and considering first-time application adjustments retroactively from the date adopted by the parent company, Telefónica S.A., i.e. January 1, 2004.

IFRS 1 allows first-time adopters certain exemptions from general requirements.  The main exceptions applied by Telefónica Chile are as follows:

-	IFRS 3: Business Combinations has not been applied to the acquisition of subsidiaries or interest in associates that occurred prior to January 1, 2004.

-
IAS 16:  Property, plant and equipment and IAS 38: Intangibles assets, were continued to be carried at their respective carrying amounts (deemed cost) under former Chile GAAP without restating them to fair value at January 1, 2004.

-	IAS 19: Actuarial gains and losses accumulated from pensions and other benefits have been recognized directly in retained earnings as of January 1, 2004.

-	IAS 21: Accumulated foreign currency translation from all foreign operations are considered to be zero as of January 1, 2004.

The preparation of our consolidated financial statements under IFRS required a series of modifications in the presentation and valuation of the standards applied by the Company until December 31, 2007, since certain IFRS principles and requirements are substantially different from equivalent local accounting principles.

COMPAÑIA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

Notes to the consolidated financial statements, continued

3.	First-time Application of International Financial Reporting Standards (IFRS), continued

The following is a detailed description of the main differences between Chilean GAAP and IFRS applied by the Company and the impact on equity as of December 31, and January 1, 2007 and on profit for the year ended December 31, 2007, the date of transition to IFRS with adjustments retroactively as of January 1, 2004.

a)	Reconciliation of Shareholders’ Equity under Chilean GAAP and IFRS as of January 1 and December 31, 2007:

Thousands of Chilean pesos	Equity As of 1/01/07	Equity As of 12/31/07

Shareholders’ equity according to CH GAAP	900,760,875	906,533,598
Price-level restatement	(103,944,708)	(186,946,628)
Deferred taxes, complementary accounts	(92,134,324)	(73,576,581)
Capitalization of interest	(54,898,253)	(47,156,181)
Minimum dividend	(12,824,318)	(5,113,188)
Post-employment benefits	(8,433,637)	(7,611,038)
Deferred taxes effects of IFRS adjustments	26,600,262	37,172,471
Goodwill	4,375,033	5,944,523
Other minor items	(9,480,544)	(8,118,917)
Minority interest	40,861	21,180
Equity according to IFRS	650,061,247	621,149,239

b)	Reconciliation of profit for the year ended December 31, 2007 under Chilean GAAP and IFRS:

Thousands of Chilean pesos	Profit year ended 12/31/07

Net income according to CH GAAP	10,856,131
Price-level restatement	(15,746,064)
Deferred taxes, complementary accounts	14,134,785
Capitalization of interest	7,742,072
Post-employment benefits	822,599
Deferred taxes effects of IFRS adjustments	10,098,703
Goodwill	1,569,490
Other minor items	2,098,134
Minority interest	(19,681)
Profit according to IFRS	31,556,169

COMPAÑIA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

Notes to the consolidated financial statements, continued

3.	First-time Application of International Financial Reporting Standards (IFRS), continued

a)	Price-level restatement

Chilean GAAP requires that the financial statements be adjusted to reflect the effect of the loss in the purchasing power of the Chilean peso in the financial position and operating income of the reporting entities.  The method described below is based on a model that requires calculation of net income or loss due to net inflation attributed to the monetary assets and liabilities exposed to variations in the purchasing power of the local currency.  Historical costs of non-monetary assets and liabilities, shareholders’ equity accounts and income statement accounts have been restated to reflect the variation in the CPI from the date of acquisition up to year-end.  The gain or loss in the purchasing power included in net income or losses reflects the effects of the Chilean inflation on the monetary assets and liabilities maintained by the Company.

IFRS does not consider indexation due to inflation, in countries that are not hyperinflationary, such as Chile.  Therefore, income statement and balance sheet accounts are not restated for inflation purposes and variations are nominal.  The effect of price-level restatement mainly affects assets, depreciation and shareholders’ equity items.  The effect of the application of price-level restatement described above, are included in the reconciliation.

b)	Deferred taxes

i)	Complementary accounts

As of January 1, 2000, the company recorded income tax in accordance with Technical Bulletin No. 60 issued by the Chilean Association of Accountants and their corresponding modifications, recognizing (using the liabilities method) the deferred tax effects of temporary differences between the financial and tax base of assets and liabilities.  The effect of deferred tax assets and liabilities not recorded before January 1, 2000 has been recorded as a transition provision.  Those complementary assets or liabilities are amortized against income during the estimated periods of reversal corresponding to the underlying temporary differences to which the deferred tax assets or liabilities are related.  The effects of these previously described complementary accounts, which have been eliminated under IFRS, are included in the reconciliation.

ii)	Effect of deferred taxes due to IFRS adjustments

Under IFRS, companies must record deferred taxes in accordance with IAS 12 “Income Taxes”, which requires a focus on assets and liabilities for the accounting and reporting of income tax, under the following basic principles: (a) a deferred tax liability or asset is recognized for estimated tax purposes attributable to temporary differences and tax loss carry forwards; (b) measurement of deferred tax assets and liabilities is based on the provisions of the enacted tax law and the effect of future changes in laws or tax rates are not anticipated; and (c) the measurement of deferred tax assets is only recognized, if on the basis of the weight of the available evidence, it is probable it will be realized. The effects of deferred tax assets and liabilities adjustments due to conversion are included in the reconciliation.

COMPAÑIA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

Notes to the consolidated financial statements, continued

3.	First-time Application of International Financial Reporting Standards (IFRS), continued

c)	Capitalization of interest

Under Chilean GAAP, all interest on debt directly associated to construction projects is capitalized, including interest, price-level restatement, and related foreign currency results.  Up to the end of 2002, all the Company’s debts were considered to be directly associated to construction projects.  Capitalization of interest costs associated to projects under construction is optional when they are incurred on debt that is not directly related to such projects.  In 2003 under Chile GAAP, the Company has discontinued capitalization of interest on its construction in progress since it has not incurred new debts that could be associated to such construction and the short-term nature of the items that are currently being included in the category of construction in progress.  Under IFRS, capitalization of interest is necessary for interest that could have been avoided if the expense for the associated asset had not been realized.  Qualifying assets, under the criteria of the Telefónica Group, are assets that require at least 18 months of preparation for their use or sale. The effects of the previously described recognized income are included in the reconciliation.

The effects of the application of price-level restatement described in the following paragraph on property, plant and equipment and their accumulated depreciation, are included in the reconciliation.

d)	Minimum Dividend

According to the requirements of Law No. 18,046, the Company must distribute a minimum dividend in cash equivalent to 30% of net income.  Considering the cash situation, levels of projected investments and solid financial indicators for 2005 and the following years, on April 14, 2005, the Ordinary Shareholders’ Meeting modified the dividend distribution policy informed at the Ordinary Shareholders’ Meeting of April 2004 and agreed to distribute 100% of net income generated during the respective year under Chilean GAAP.  Since the payment of these dividends agree by Ordinary Shareholders’ Meeting is a legal requirement in Chile, it must be accrued for IFRS purposes to recognize the corresponding decrease in shareholders’ equity as of each balance sheet date.  Under Chilean GAAP, these dividends are not recorded until they have received final approval from the Shareholders’ Meeting generally held in April of the following year.  The effects of the adjustment of these dividends on consolidated shareholders’ equity are shown in the reconciliation.

e)	Post-employment benefits

According to the Company’s employment contracts and collective negotiation agreements, it has a commitment to pay a lump sum to each employee upon termination of their employment, whether due to death, termination, resignation or retirement.  Up to November 31, 2004 the Company determined these obligations using the present value method, on the basis of current salaries and an average estimation of the permanence of each employee at the end of the year, applying a discount rate of 7%.

Since December 2004 the Company changed its estimation of staff severance indemnities by means of incorporating certain additional variables through an actuarial valuation.  This method uses variables such as personnel turnover rates, average salary increases, labor force mortality and average life of service as underlying estimations.  For CH GAAP the costs resulting from these changes in estimations were recognized as deferred expenses and amortized over the period of future permanence of employees.  The effects of amortization of deferred charges described above are included in the reconciliation.  For IFRS purposes, those costs were recognized directly in retained earnings on that date.

COMPAÑIA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

Notes to the consolidated financial statements, continued

3.	First-time Application of International Financial Reporting Standards (IFRS), continued

e)	Post-employment benefits, continued

During 2006, the Company evaluated the interest rate used for actuarial calculations, resulting in a reduction of the discount rate from 7% to 6%.  The cost, resulting from this additional assumption change, was deferred and amortized over the period of future permanence of employees for CH GAAP.  For IFRS purposes, those costs have been recognized in Other Reserves under Shareholders’ Equity.  These adjustments, as well as the effects of amortization of the deferred charges described above, are included in the reconciliation.

f)	Goodwill

Under CH GAAP, as of January 1, 2004 the assets acquired and liabilities assumed are recorded at fair value and the excess of the purchase price of the investments over the fair value of the assets acquired and liabilities assumed is recorded as goodwill.  Under this regulation goodwill resulting from business combinations is amortized using the straight-line method over a maximum period of 20 years.  As goodwill is not amortized under IFRS, the adjustments presented in the reconciliation reverses the effects of amortization of goodwill recorded under Chilean GAAP.

4.	Accounting Changes

a)	Accounting Changes:

During the years covered by these consolidated financial statements, accounting principles have been applied consistently.

b)	Changes in estimations:

i)	Turnover rate

During the first half of 2008 the turnover rate used to calculate staff severance indemnities was evaluated.  After completing this evaluation, the Company decided to increase the turnover rate from 2.3% to 5.5%.  As a result of this modification, in 2008 the Company recorded a charge to shareholders’ equity in the amount of ThCh$5,356,385, in “Other miscellaneous reserves”.

ii)	Discount rate

The interest rate used to calculate the current value of staff severance indemnities was evaluated in December 2008.  After completing this analysis the Company decided to reduce the discount rate from 6% to 4.8%.  As a result of this modification, the company recorded a charge to shareholders’ equity in the amount of ThCh$4,004,377, in “Other miscellaneous reserves”.

COMPAÑIA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

Notes to the consolidated financial statements, continued

5.	Financial information by segments

Telefónica Chile discloses segment information in accordance with IFRS 8, “Operating Segments” which establishes the standards for reporting operating segments and related disclosures for products and services and geographical areas.  Operating segments are defined as components of an entity for which there is separate financial information that is regularly used by the main decision maker to decide how to assign resources and to evaluate performance.  The Company presents segment information that is used by management for internal decision making purposes.

The Company manages and measures the performance of its operations by business segment.  The operating segments reported internally are as follows:

a)	Fixed Telecommunications

Fixed telephony services include basic services, line connections and installations, value added services, handset commercialization marketing and dedicated lines, and broadband services.  Consistent with the financial statements, revenues are recorded as the services are provided.

b)	Television

Multimedia services include development, installation, maintenance, marketing and operations cable, satellite and regular television using any physical or technical means, including individual paid services or multiple basic channels, special or paid, videos on demand and interactive or multimedia television services.  Consistent with the financial statements, revenue is recognized as the services are delivered.  The Multimedia segment began operating in 2006.

c)	Long Distance

The Company provides national and international long distance services.  The long distance business segment also rents its long distance network to other telecommunications operators, such as long distance carriers, mobile telephony operators and Internet service suppliers.  Consistently with the financial statements, revenue is recognized as the services are provided.

d)	Corporate Communications and Data

The corporate communications service includes sale and rental of telecommunications equipment and sale of networks to corporate customers, rental of networks associated to private corporate customer network projects, and data transmission services.  Revenue is recognized as the services are provided or at the point of sale.

e)	Others

Other services mainly include public telephony services and interconnection services provided to other local networks.  Revenue is recognized as the services are provided.

COMPAÑIA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

Notes to the consolidated financial statements, continued

5.	Financial information by segments, continued

Relevant information regarding Compañía de Telecomunicaciones de Chile S.A. and its main subsidiaries, which represent different segments, together with information regarding other subsidiaries is as follows:

For 2007:

For the year ended as of December 31, 2007	Fixed Telecommunications	Long Distance	Corporate Communication and Data	Television	Other	Eliminations	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Revenue from external customers	533,271,399	56,044,545	79,389,896	25,273,785	2,320,369	-	696,299,994
Revenue between segments	55,240,907	35,227,203	11,546,661	78,163	11,064,435	(113,157,369)	-
Other operating income	10,659,887	117,523	432,547	281,068	7,390	(2,439,795)	9,058,620
Employee expenses	(69,234,927)	(1,056,395)	(10,947,487)	(305,853)	(4,723,591)	-	(86,268,253)
Depreciation and amortization	(145,561,815)	(10,838,011)	(17,915,854)	(7,272,395)	(2,861)	-	(181,590,936)
Other operating expenses	(335,307,689)	(52,638,281)	(54,425,957)	(22,635,748)	(8,497,834)	115,597,164	(357,908,345)

Interest income	8,784,713	3,346,095	1,073,385	136,910	30,744	(6,367,748)	7,004,099
Interest expenses	(22,274,318)	-	(2,288)	(1,805,432)	(334,474)	6,367,748	(18,048,764)
Financial expenses, net	(13,489,605)	3,346,095	1,071,097	(1,668,522)	(303,730)	-	(11,044,665)

Participation in profit of associated companies accounted for using the equity method	30,416,564	30,526	62,352	-	15	(28,726,681)	1,782,776
Foreign currency exchange differences	(30,203,860)	(128,805)	190,120	323,600	26,157	-	(29,792,788)

Profit before taxes	35,790,861	30,104,400	9,403,375	(5,925,902)	(109,650)	(28,726,681)	40,536,403
Income tax expense	(5,513,727)	(3,970,017)	(939,748)	1,254,628	188,630	-	(8,980,234)
Profit for the year	30,277,134	26,134,383	8,463,627	(4,671,274)	78,980	(28,726,681)	31,556,169

Segment assets	1,553,067,931	201,164,625	111,248,488	57,795,489	7,236,182	(466,968,379)	1,463,544,336
Investment in associated companies accounted for using the equity method	260,778,488	72,808	148,405	155	-	(253,378,698)	7,621,158
Capital expenditures	94,309,306	4,057,119	9,509,574	33,388,505	39,413	-	141,303,917

Segment liabilities	904,591,112	46,439,207	37,475,916	46,361,849	6,006,425	(198,479,412)	842,395,097

COMPAÑIA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

Notes to the consolidated financial statements, continued

5.	Financial information by segment, continued

For 2008:

For the year ended as of December 31, 2008	Fixed Telecommunications	Long Distance	Corporate Communication and Data	Television	Other	Eliminations	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Revenue from external customers	553,530,249	55,697,408	88,479,708	39,234,870	1,788,513	-	738,730,748
Revenue between segments	68,838,306	46,126,912	11,984,786	11,025	12,775,281	(139,736,310)	-
Other operating income	26,618,572	26,179	1,888,055	9,191	75	(411,021)	28,131,051
Employee expenses	(85,718,332)	(941,408)	(9,044,699)	(307,868)	(5,016,210)	-	(101,028,517)
Depreciation and amortization	(130,152,306)	(10,455,669)	(16,177,350)	(10,783,683)	(4,518)	-	(167,573,526)
Other operating expenses	(379,693,991)	(60,303,802)	(66,707,230)	(33,733,612)	(10,786,885)	140,147,331	(411,078,189)

Interest income	10,111,216	5,783,764	446,973	26,025	10,300	(11,048,137)	5,330,141
Interest expenses	(38,400,778)	-	(821,794)	(4,066,921)	(98,268)	11,048,137	(32,339,624)
Financial expenses, net	(28,289,562)	5,783,764	(374,821)	(4,040,896)	(87,968)	-	(27,009,483)

Participation in profit of associated companies accounted for using the equity method	33,893,397	25,296	51,668	-	241	(32,363,645)	1,606,957
Foreign currency exchange differences	(7,594,025)	1,358,947	(278,147)	(1,090,503)	100,194	-	(7,503,534)

Profit before taxes	51,432,308	37,317,627	9,821,970	(10,701,476)	(1,231,277)	(32,363,645)	54,275,507
Income tax expense	(3,648,275)	(4,514,753)	(309,863)	2,149,529	(45,573)	-	(6,368,935)
Profit for the year	47,784,033	32,802,874	9,512,107	(8,551,947)	(1,276,850)	(32,363,645)	47,906,572

Segment assets	1,573,219,794	233,730,250	110,425,109	89,098,702	8,014,499	(529,032,376)	1,485,455,978
Investment in associated companies accounted for using the equity method	266,472,815	79,225	205,378	-	12	(257,342,152)	9,415,278
Capital expenditures	100,213,694	9,256,961	18,302,502	20,215,930	-	-	147,989,087

Segment liabilities	939,895,525	52,414,709	43,215,545	86,146,707	7,180,239	(248,136,392)	880,716,333

COMPAÑIA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

Notes to the consolidated financial statements, continued

6.	Business combinations

During 2007 and 2008 there have been no business combinations, and there are no significant variations in the consolidation perimeter.

7.	Intangibles

The detail of intangible assets for 2007 and 2008 is as follows:

	2007			2008
Description	Gross intangible ThCh$	Accumulated amortization ThCh$	Net intangible ThCh$	Gross intangible ThCh$	Accumulated amortization ThCh$	Net intangible ThCh$
Licenses (software)	107,358,267	(81,351,128)	26,007,139	118,019,057	(98,869,654)	19,149,403
Underwater cable rights	17,041,652	(2,734,785)	14,306,867	17,041,652	(3,847,128)	13,194,524
Total	124,399,919	(84,085,913)	40,314,006	135,060,709	(102,716,782)	32,343,927

Movement of intangible assets for 2007 and 2008 is as follows:

	2007 ThCh$	2008 ThCh$
Movements
Beginning balance	44,326,334	40,314,006
Additions	13,903,103	10,660,790
Amortization	(17,915,431)	(18,630,869)
Ending balance	40,314,006	32,343,927

Licenses correspond to software licenses, which are obtained through non-renewable contracts therefore the Company has defined that they have definite useful lives of 3 years.

Intangible assets are amortized using the straight-line method over their estimated useful lives.  Amortization for each period is recognized in the statement of income under “Depreciation and Amortization”.  Intangible assets are subjected to impairment each time there are indications of a potential loss of value.  In the financial statements for 2007 and 2008 no impairment has been recognized.

In the “Additions” column, the main additions for 2007 and 2008 correspond to investments in information applications.

COMPAÑIA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

Notes to the consolidated financial statements, continued

8.	Goodwill

Goodwill movement for 2007 and 2008 is as follows:

Taxpayer number	Company	2006 balance ThCh$	Additions ThCh$	Eliminations ThCh$	2007 balance ThCh$
96.551.670-0	Telefónica Larga Distancia S.A.	16,045,361	-	-	16,045,361
96.811.570-7	Instituto Telefónica Chile S.A.	38,923	-	-	38,923
96.834.320-3	Telefónica Internet Empresas S.A.	620,232	-	-	620,232
Total		16,704,516	-	-	16,704,516

Taxpayer number	Company	2007 balance ThCh$	Additions ThCh$	Eliminations ThCh$	2008 balance ThCh$
96.551.670-0	Telefónica Larga Distancia S.A.	16,045,361	-	-	16,045,361
96.811.570-7	Instituto Telefónica Chile S.A.	38,923	-	-	38,923
96.834.320-3	Telefónica Internet Empresas S.A.	620,232	-	-	620,232
Total		16,704,516	-	-	16,704,516

Impairment tests have been determined using the recoverable value of the assets. The calculation is made considering internal and external source factors. Internal factors considered include budgets and average term of asset performance, plus the experience of the Company on its business environment. External factors considered include a constant growth rate of the cash flows generated throughout the terms over 5 years, and discount rates deemed appropriate for the business and the assets under analysis (see note 31 for more details about market conditions)

9.	Property, plant and equipment

The detail of property, plant and equipment items for 2007 and 2008 and their corresponding accumulated depreciation is as follows:

	2007			2008
Description	Gross property, plant & equipment ThCh$	Accumulated depreciation ThCh$	Net property, plant & equipment ThCh$	Gross property, plant & equipment ThCh$	Accumulated depreciation ThCh$	Net property, plant & equipment ThCh$
Construction in progress	83,157,667	-	83,157,667	89,191,982	-	89,191,982
Land	24,355,712	-	24,355,712	23,150,505	-	23,150,505
Buildings	700,193,694	(337,079,728)	363,113,966	702,347,554	(348,691,682)	353,655,872
Plant and equipment	2,537,817,647	(1,985,219,970)	552,597,677	2,610,651,306	(2,073,352,304)	537,299,002
Information technology equipment	68,459,539	(64,655,519)	3,804,020	71,370,615	(66,349,059)	5,021,556
Fixed installations and accessories	26,962,493	(25,997,842)	964,651	29,076,625	(26,460,955)	2,615,670
Motor vehicles	545,592	(378,815)	166,777	598,678	(407,213)	191,465
Leasehold improvements	7,556,895	(7,436,818)	120,077	1,512,586	(1,062,070)	450,516
Total	3,449,049,239	(2,420,768,692)	1,028,280,547	3,527,899,851	(2,516,323,283)	1,011,576,568

COMPAÑIA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

Notes to the consolidated financial statements, continued

9.	Property, plant and equipment, continued

Movements of property, plant and equipment items for 2007 are as follows:

Movement	Construction in progress ThCh$	Land ThCh$	Buildings, net ThCh$	Plant and equipment, net ThCh$	Information technology equipment, net ThCh$	Fixed installations and accessories, net ThCh$	Motor vehicles, net ThCh$	Leasehold improvements, net ThCh$	Property, plant and equipment, net ThCh$
Beginning balance	88,968,046	24,480,728	374,844,302	561,418,380	8,344,756	1,495,587	115,287	388,037	1,060,055,123
Additions	141,303,917	-	-	-	-	-	-	-	141,303,917
Withdrawals	-	(156,270)	(714,719)	(7,683,291)	(629,486)	(6,630)	(1,631)	(210,961)	(9,402,988)
Depreciation expense	-	-	(18,354,365)	(136,873,942)	(7,718,819)	(649,861)	(21,519)	(56,999)	(163,675,505)
Other increases (decreases)	(147,114,296)	31,254	7,338,748	135,736,530	3,807,569	125,555	74,640	-	-
Movement subtotal	(5,810,379)	(125,016)	(11,730,336)	(8,820,703)	(4,540,736)	(530,936)	51,490	(267,960)	(31,774,576)
Balance December 31, 2007	83,157,667	24,355,712	363,113,966	552,597,677	3,804,020	964,651	166,777	120,077	1,028,280,547

Movements of property, plant and equipment items for 2008 are as follows:

Movements	Construction in progress ThCh$	Land ThCh$	Buildings, net ThCh$	Plant and equipment, net ThCh$	Information technology equipment, net ThCh$	Fixed installations and accessories, net ThCh$	Motor vehicles, net ThCh$	Leasehold improvements, net ThCh$	Property, plant and equipment, net ThCh$
Beginning balance	83,157,667	24,355,712	363,113,966	552,597,677	3,804,020	964,651	166,777	120,077	1,028,280,547
Additions	147,989,087	-	-	-	-	-	-	-	147,989,087
Transfers to non-current assets and surrendered units held for sale (1)	-	(1,429,874)	(776,401)	-	-	-	-	-	(2,206,275)
Withdrawals	-	(292,710)	(3,637,903)	(8,641,453)	(877,361)	(94,707)	-	-	(13,544,134)
Depreciation expense	-	-	(18,181,364)	(126,840,706)	(3,385,722)	(420,740)	(28,339)	(85,786)	(148,942,657)
Other increases (decreases)	(141,954,772)	517,377	13,137,574	120,183,484	5,480,619	2,166,466	53,027	416,225	-
Movement subtotal	6,034,315	(1,205,207)	(9,458,094)	(15,298,675)	1,217,536	1,651,019	24,688	330,439	(16,703,979)
Balance December 31, 2008	89,191,982	23,150,505	353,655,872	537,299,002	5,021,556	2,615,670	191,465	450,516	1,011,576,568

(1) See Note 10.

COMPAÑIA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

Notes to the consolidated financial statements, continued

9.	Property, plant and equipment, continued

Material real property originating from net financial leases amounts to ThCh$396.508 y ThCh$388,775 and is recorded in the buildings category for 2007 and 2008, respectively.

Other decreases correspond to transfers from assets under construction to property, plant and equipment.

The net amount of Property, Plant and Equipment items which are temporarily out of service as of December 31, 2007 and 2008 is not significant.

The Company does not keep assets that are not in use other than those classified as held for sale.

During the normal course of its operations the Company monitors both new and existing assets, and their depreciation rates, aligning them to technological evolution and development of the markets in which it competes.

10.	Non-current assets and surrendered items held for sale

Non-current assets and surrendered items held for sale correspond to land and buildings that have been destined for sale in accordance with the Company’s rationalization program for 2009, the detail of which for 2007 and 2008 is as follows:

Non-current assets and surrendered sets items for sale	2007 ThCh$	2008 ThCh$
Land	-	1,429,874
Buildings	-	776,401
Total	-	2,206,275

COMPAÑIA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

Notes to the consolidated financial statements, continued

11.	Investment in associates

a)	The detail of associated companies as well as the Company’ shares of their summary financial information for 2007 and 2008 is as follows:

RUT	Name	Investment balance	Participation percentage	Current assets	Non-current assets	Current liabilities	Non-current liabilities	Ordinary revenues	Ordinary expenses	Profit
Foreign	TBS Celular Participación S.A.	3,171,941	2.61	285,038	3,539,920	126,988	3,697,969	85,220	87,525	20,660
96.895.220-k	Atento Chile S.A.	4,449,217	28.84	5,680,354	1,793,406	3,003,670	4,470,090	14,039,885	12,166,742	1,762,116
	Total	7,621,158								1,782,776

RUT	Name	Investment balance	Participation percentage	Current assets	Non-current assets	Current liabilities	Non-current liabilities	Ordinary revenues	Ordinary expenses	Profit
Foreign	TBS Celular Participación S.A.	3,675,447	2.61	454,403	4,534,166	344,581	4,643,988	55,773	56,539	54,763
96.895.220-k	Atento Chile S.A.	5,739,831	28.84	6,945,614	1,431,814	2,603,462	5,773,966	14,979,872	13,427,677	1,552,194
	Total	9,415,278								1,606,957

For 2007 and 2008 the Company has investments in two associated companies, the first is TBS Celular Participación S.A. with 2.61% participation.  The country of origin is Brazil, its functional currency is the real and the main activity is “Telecommunications”.

The second is Atento Chile S.A. with 28.84% participation.  The country of origin is Chile, its functional currency is the Chilean peso and its main activity is “Call Center Services”.

COMPAÑIA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

Notes to the consolidated financial statements, continued

11.	Investment in associates, continued:

b)	The movement of participations in associated companies during 2007 and 2008 is as follows:

	2007			2008
Movement	TBS Celular Participación S.A.	Atento Chile S.A.	Total	TBS Celular Participación S.A.	Atento Chile S.A.	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Beginning balance	3,566,516	3,836,918	7,403,434	3,171,941	4,449,217	7,621,158
Participation in common profits	20,660	1,762,116	1,782,776	54,763	1,552,194	1,606,957
Dividends received	-	(1,816,920)	(1,816,920)	(147,382)	(433,661)	(581,043)
Increase (decrease) in foreign currency translation	(555,223)	-	(555,223)	709,518	-	709,518
Other increase (decrease)	139,988	667,103	807,091	(113,393)	172,081	58,688
Movement subtotal	(394,575)	612,299	217,724	503,506	1,290,614	1,794,120
Ending balance	3,171,941	4,449,217	7,621,158	3,675,447	5,739,831	9,415,278

12.	Trade accounts receivable and other accounts receivable

a)	The detail of current and non-current receivables is as follows:

	2007 ThCh$		$2008 ThCh$
Description	Current	Non-current	Current	Non-current
Trade accounts receivable	266,197,278	3,650,874	268,943,152	6,046,424
Miscellaneous receivables	5,835,933	9,403,535	10,459,421	8,512,768
Allowance for doubtful accounts	(79,496,119)	-	(107,243,411)	-
Total	192,537,092	13,054,409	172,159,162	14,559,192

b)	Movements of allowance for doubtful accounts are as follows:

	2007	2008
Movements	ThCh$	ThCh$
Beginning balance	66,746,428	79,496,119
Provision	19,631,252	35,753,879
Write-off	(6,881,561)	(8,006,587)
Movement subtotals	12,749,691	27,747,292
Ending balance	79,496,119	107,243,411

COMPAÑIA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

Notes to the consolidated financial statements, continued

13.	Accounts receivable from and payable to related entities

a)	Receivables for transactions of sales from related parties are as follows:

Name	Taxpayer No.	Nature of the relationship	2007	2008
			ThCh$	ThCh$
			Current	Current
Telefónica Ingeniería de Seguridad S.A.	59.083.900-0	Relationship w/parent co.	18,657	42,806
Telefónica Móviles Chile S.A.	87.845.500-2	Relationship w/parent co.	7,077,478	8,111,836
Telefónica Internacional Chile S.A.	96.527.390-5	Parent company	-	22,136
Telefónica Móviles Chile Inversiones S.A.	96.672.150-2	Relationship w/parent co.	17,140	22,136
Telefónica Móviles Chile Larga Distancia S.A.	96.672.160-k	Relationship w/parent co.	363,601	396,609
Terra Networks Chile S.A.	96.834.230-4	Relationship w/parent co.	422,520	353,783
Atento Chile S.A.	96.895.220-k	Associate	508,724	527,937
Telefónica International Wholesale Services Chile S.A.	96.910.730-9	Relationship w/parent co.	695,087	923,581
Telefónica Móviles Soluciones y Aplicaciones S.A.	96.990.810-7	Relationship w/parent co.	120,104	146,837
Atento Colombia S.A.	Foreign	Relationship w/parent co.	5,090	35,930
Colombia Telecomunicaciones S.A.E.S.P.(Telecom.)	Foreign	Relationship w/parent co.	149,515	338,853
Fundación Telefónica Brasil	Foreign	Relationship w/parent co.	2,154	-
Fundación Telefónica Perú	Foreign	Relationship w/parent co.	2,154	-
Media Networks Perú S.A.C.	Foreign	Relationship w/parent co.	2,154	-
Otecel S.A.	Foreign	Relationship w/parent co.	75,848	103,341
Telefónica Argentina	Foreign	Relationship w/parent co.	2,692,563	3,653,283
Telefónica Data Corp	Foreign	Relationship w/parent co.	33,629	33,629
Telefónica Data Corp USA Inc.	Foreign	Relationship w/parent co.	24,242	56,231
Telefónica de España	Foreign	Relationship w/parent co.	1,953,904	2,531,621
T. Moviles España	Foreign	Relationship w/parent co.	81,607	-
T. Perú	Foreign	Relationship w/parent co.	551,127	3,292,271
T.Gestiona Perú	Foreign	Relationship w/parent co.	2,154	-
T.Internacional S.A.U. - España	Foreign	Relationship w/parent co.	427,305	408,212
T.Moviles de Argentina	Foreign	Relationship w/parent co.	43,088	43,088
T.Moviles de Colombia	Foreign	Relationship w/parent co.	47,397	852
T.Moviles de Panamá	Foreign	Relationship w/parent co.	10,772	-
T.Moviles El Salvador	Foreign	Relationship w/parent co.	2,154	840
T.Moviles Guatemala	Foreign	Relationship w/parent co.	19,390	13,375
T.Moviles Perú	Foreign	Relationship w/parent co.	32,316	-
T.Sol.Inf.Com.España	Foreign	Relationship w/parent co.	1,522,632	1,522,632
Telcel Venezuela	Foreign	Relationship w/parent co.	2,278,654	5,191,572
Telefónica Celular De Nicaragua	Foreign	Relationship w/parent co.	1,140	-
Telefónica I + D - España	Foreign	Relationship w/parent co.	103,341	115,369
Telefónica Multimedia S.A.C. Peru	Foreign	Relationship w/parent co.	77,829	90,065
Telefónica S.A.	Foreign	Relationship w/parent co.	102,231	124,039
Telefónica Serv.Comerciales S.A.C.	Foreign	Relationship w/parent co.	2,154	-
Telecomunicaciones Sao Paulo	Foreign	Relationship w/parent co.	187,435	88,323
Terra Brasil	Foreign	Relationship w/parent co.	17,236	17,236
TIWS España	Foreign	Relationship w/parent co.	83,210	83,210
TLD Puerto Rico	Foreign	Relationship w/parent co.	-	10,164
Vivo Brasil	Foreign	Relationship w/parent co.	23,699	-
TOTAL			19,781,435	28,301,797

COMPAÑIA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

Notes to the consolidated financial statements, continued

13.	Accounts receivable from and payable to related entities, continued

b)	Payables for transactions of purchase from related parties are as follows:

Company	Taxpayer No.	Nature of the relationship	2007	2008
			ThCh$	ThCh$
			current	current
T.Ingeniería Seguridad	59083900-0	Relationship w/parent co.	1,584	112,000
T. Moviles Chile S.A.	87845500-2	Relationship w/parent co.	14,005,859	10,956,223
Terra Netwoorks Chile	93834230-4	Relationship w/parent co.	2,407,010	3,152,262
T. Internacional Chile	96527390-5	Relationship w/parent co.	612,227	439,956
T.Moviles Chile Inv.	96672150-2	Relationship w/parent co.	-	94,590
T. Moviles Chile LD	96672160-k	Relationship w/parent co.	43,766	189,570
Atento Chile	96895220-k	Associate	3,243,700	3,912,051
TIWS Chile	96910730-9	Relationship w/parent co.	7,702,499	8,834,478
Colombia Telecomunicaciones	Foreign	Relationship w/parent co.	145,963	296,803
Media Networks Peru	Foreign	Relationship w/parent co.	15,910	7,489
Otecel S.A. - Ecuador	Foreign	Relationship w/parent co.	-	18,372
T. Argentina	Foreign	Relationship w/parent co.	1,016,503	2,599,853
T. España	Foreign	Relationship w/parent co.	6,986	1,125,292
T. Peru	Foreign	Relationship w/parent co.	188,173	2,105,468
T.Gestiona España	Foreign	Relationship w/parent co.	68,201	137
T.Moviles El Salvador	Foreign	Relationship w/parent co.	7,643	64,990
T.Moviles Guatemala	Foreign	Relationship w/parent co.	1,970	38,444
Telcel Venezuela	Foreign	Relationship w/parent co.	-	76,814
Telefónica Data Usa Inc	Foreign	Relationship w/parent co.	-	3,829
Telefónica Federal Telefe - Argentina	Foreign	Relationship w/parent co.	9,084	14,260
Telefónica Gestión Servicios Compartidos Peru	Foreign	Relationship w/parent co.	927	2,068
Telefónica I + D - España	Foreign	Relationship w/parent co.	1,270,040	2,016,069
Telefónica Internacional	Foreign	Relationship w/parent co.	-	178,772
Telefónica Multimedia S.A.C. Peru	Foreign	Relationship w/parent co.	1,331,185	708,939
Telefónica S.A.	Foreign	Relationship w/parent co.	482,788	597,576
Telefónica Serv. De Música -España	Foreign	Relationship w/parent co.	33,546	113,510
Telecomunicaciones Sao Paulo	Foreign	Relationship w/parent co.	832,846	2,580,330
Tevefe	Foreign	Relationship w/parent co.	-	18,360
TLD Puerto Rico	Foreign	Relationship w/parent co.	20,234	18,109
Total			33,448,644	40,276,614

COMPAÑIA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

Notes to the consolidated financial statements, continued

13.	Accounts receivable from and payable to related entities, continued

c)	Transactions:

Company	RUT	Nature of the relationship	Transaction description	2007	2008
				ThCh$	ThCh$

Atento Chile	96895220-k	Associate	Sale	1,542,156	1,627,679
			Costs	(22,485,981)	(23,355,730)
Atento Colombia	Foreign	Relationship w/parent co.	Sale	5,980	30,415
Otecel	Foreign	Relationship w/parent co.	Sale	180,586	263,275
			Costs	(73,289)	(34,632)
Sao Paulo Telecom.Part	Foreign	Relationship w/parent co.	Sale	69,994	-
			Costs	(72,763)	-
Telefónica Argentina	Foreign	Relationship w/parent co.	Sale	2,105,054	2,285,725
			Costs	(2,710,768)	(3,624,216)
Telefónica Centroam. Guat.Hold	Foreign	Relationship w/parent co.	Sale	16,819	15,258
			Costs	(82,034)	(50,247)
Telefónica El Salvador Hold	Foreign	Relationship w/parent co.	Sale	11,612	4,340
			Costs	(72,675)	(147,483)
Telefónica España	Foreign	Relationship w/parent co.	Sale	1,696,939	1,284,590
			Costs	(531,315)	(611,686)
Telefónica I+D España	Foreign	Relationship w/parent co.	Sale	11,731	-
Telefónica. Ingeniería Seguridad	59083900-0	Relationship w/parent co.	Sale	85,451	20,017
			Costs	(186,191)	(134,035)
Telefónica Internacional	Foreign	Relationship w/parent co.	Sale	205,400	-
			Costs	-	(306,374)
Telefónica Internacional Chile	96527390-5	Relationship w/parent co.	Sale	-	11,141
			Costs	(555,266)	(526,241)
Telefónica Moviles Chile	87845500-2	Relationship w/parent co.	Sale	16,944,206	21,786,162
			Costs	(42,893,952)	(45,036,521)
Telefónica Moviles Chile Inversio	96672150-2	Relationship w/parent co.	Sale	73,400	83,242
			Costs	-	(636,655)
Telefónica. Moviles Chile Larga D.	96672160-k	Relationship w/parent co.	Sale	942,963	1,363,848
			Costs	(1,201)	-
Telefónica Peru	Foreign	Relationship w/parent co.	Sale	1,444,564	2,250,563
			Costs	(1,382,680)	(1,114,007)
Telefónica. Telecom, Colombia	Foreign	Relationship w/parent co.	Sale	84,554	271,518
			Costs	(199,244)	(293,447)
Telefónica USA	Foreign	Relationship w/parent co.	Sale	8,627	26,886
			Costs	-	(4,032)
Telcel Venezuela	Foreign	Relationship w/parent co.	Sale	1,947,477	5,198,488
			Costs	(101,406)	(24,388)
Telefónica S.A.	Foreign	Relationship w/parent co.	Sale	-	26,114
			Costs	(482,788)	(668,512)
Telesp Fija	Foreign	Relationship w/parent co.	Sale	104,430	145,168
			Costs	(965,607)	(1,964,664)
Terra Chile	93834230-4	Relationship w/parent co.	Sale	1,829,465	1,029,135
			Costs	(10,606,583)	(7,834,867)
TIWS Chile	96910730-9	Relationship w/parent co.	Sale	1,326,566	1,311,363
			Costs	(7,828,079)	(13,117,590)
TIWS España	Foreign	Relationship w/parent co.	Sale	66,510	-
			Costs	-	(6,641)
TLD Puerto Rico	Foreign	Relationship w/parent co.	Sale	10,298	30,354
			Costs	(35,090)	(56,618)
TmAS	Foreign	Relationship w/parent co.	Sale	217,519	160,086
			Costs	-	(1,579)
Media Network Latam SAC	Foreign	Relationship w/parent co.	Costs	-	(32,370)
Telefónica Gestión SS Compartidos España	Foreign	Relationship w/parent co.	Costs	(234,608)	-
Telefónica Multimedia SAC	Foreign	Relationship w/parent co.	Costs	(1,669,700)	(2,230,535)
T.Servicios de Música	Foreign	Relationship w/parent co.	Costs	(33,546)	(410,846)
Telefe	Foreign	Relationship w/parent co.	Costs	(7,018)	(32,662)
Tevefe Comercialización	Foreign	Relationship w/parent co.	Costs	-	(18,360)
TWIS América	Foreign	Relationship w/parent co.	Costs	(1,276,450)	(790,906)
TWIS USA	Foreign	Relationship w/parent co.	Costs	(22,980)	-

Article 89 of the Corporations Law requires that a company’s transactions with related companies (defined as entities belonging to the same group of companies) be on similar terms as those normally prevailing in the market.

COMPAÑIA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

Notes to the consolidated financial statements, continued

13.	Accounts receivable from and payable to related entities, continued

d)	Transactions, continued:

There have been charges and credits to current accounts in the accounts receivable of companies due to billing for sale of materials, equipment and services.

The conditions of the Mercantile Current Account and Mandate are current and non-current respectively, accruing interest at a variable interest rate that adjusts to market conditions.

Sales and service rendering expire in the short-term (less than one year) and the expiry conditions for each case vary by virtue of the transaction that generates them.

e)	Remuneration and benefits received by the Company’s key employees:

Remunerations received by key management employees	2007	2008
	ThCh$	ThCh$
Salaries	6,929,350	8,043,008
Post employment benefits	2,729,072	562,936
Total	9,658,422	8,605,944

“Salaries” correspond to gross remunerations and incentives paid to the Executives of the Company and its subsidiaries, the General Manager and first-line Managers, including subsidiaries.  “Post employment benefits” correspond to indemnities paid.

14.	Equity

(a)    Capital:

As of December 31, 2007 and 2008, the Company’s paid-in capital is composed as follows:

Number of shares:

Series	Number of shares subscribed	Number of shares paid	Number of shares with voting rights
A	873,995,447	873,995,447	873,995,447
B	83,161,638	83,161,638	83,161,638
Total	957,157,085	957,157,085	957,157,085

The shares do not have a nominal value. There were no issuance and purchase of shares

Capital:

	2007		2008
Series	Subscribed capital	Paid-in capital	Subscribed capital	Paid-in capital
	ThCh$	ThCh$	ThCh$	ThCh$
A	673,130,040	673,130,040	637,296,227	637,296,227
B	64,049,071	64,049,071	60,639,444	60,639,444
Total	737,179,111	737,179,111	697,935,671	697,935,671

COMPAÑIA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

Notes to the consolidated financial statements, continued

14.	Equity, continued

(b)    Distribution of shareholders:

As established in Circular No. 792 issued by the Superintendency of Securities and Insurance of Chile, the distribution of shareholders based on their participation in the Company as of December 31, 2008 is as follows:

Type of Shareholder	Participation percentage %	Number of shareholders
Participation of 10% or more	97.685097	3
Less than 10% participation:	-	-
Investment equal to or exceeding UF 200	1.723737	558
Investment under UF 200	0.591166	9,455
Total	100	10,016
Company’s parent	97.68	3

The Extraordinary Shareholders’ Meeting held on October 7, 2008, in relation to the Takeover Bid (OPA) (“Oferta Pública de Adquisición de Acciones”) of Compañía de Telecomunicaciones de Chile S.A., rejected modification of the Company’s bylaws, requested to eliminate the restrictions and references in accordance with Title XII of Decree Law No. 3,500, which refers among other things to maximum permitted concentration of 45%.

On October 11, 2008, the Company’s Board of Directors, accepting the petition of shareholders AFP Capital S.A., AFP Cuprum S.A. and AFP Provida, holders of over 10% of the shares, and within the process of the Takeover Bid (OPA) made by Inversiones Telefónica Internacional Holding Ltda., subsidiary of Telefónica S.A. (Spain), agreed to call an Extraordinary Shareholders’ Meeting.

On October 28, 2008, the Extraordinary Shareholders’ Meeting approved modification of the Company bylaws with the restrictions and references mentioned in the first paragraph, with this allowing Inversiones Telefónica Internacional Holding Ltda. to acquire 51.85% of the shares of Telefónica Chile S.A.

As of December 31, 2008, Telefónica S.A (Spain), through its subsidiaries Inversiones Telefónica Internacional Holding Ltda. and Telefónica Internacional Chile S.A., holders of 51.85% and 44.9%, respectively, have indirectly become owners of 96.75% of the Company’s shareholders’ equity.

(c)    Dividends:

i)	Dividends policy:

In accordance with Law No. 18,046, unless a different agreement is adopted unanimously at the Shareholders’ Meeting, when there is net income, at least 30% of it must be distributed as dividends.

The Ordinary Shareholders’ Meeting held on April 14, 2005 considering the cash situation, the projected investment levels and solid financial indicators, modified the dividends policy, informed at the Ordinary Shareholders’ Meeting of April 2004, and agreed to distribute 100% of net income generated during the respective year, through an interim dividend in November of each year and a final dividend in May of the following year.

COMPAÑIA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

Notes to the consolidated financial statements, continued

14.	Equity, continued

(c)    Dividends, continued

ii)	Capital decrease and dividends distributed:

On April 13, 2007, the Ordinary Shareholders’ Meeting approved payment of final dividend No. 173 in the amount of ThCh$ 12,866,433, equivalent to Ch$ 13.44234 per share, in respect of profit 2006.  The dividend was paid on May 15, 2007.

Additionally, the Extraordinary Shareholders’ Meeting held on April 13, 2007, approved modification of the Company’s bylaws in order to perform a capital decrease of ThCh$ 48,815,011 for the purpose of distributing additional cash to shareholders in 2007.  The capital distribution was equivalent to Ch$51 per share.

On October 24, 2007, the Board of Directors agreed to pay interim dividend No. 174 of Ch$6 per share, equivalent to ThCh$ 5,742,943 in respect of profit generated by the Company through September 30, 2007.

On April 14, 2008, the Ordinary Shareholders’ Meeting approved payment of final dividend No. 175, in the amount of ThCh$ 5,050,016, equivalent to Ch$ 5.276058 per share, in respect of profit for 2007.  The dividend was paid in May 2008.

Additionally, the Extraordinary Shareholders’ Meeting held on April 14, 2008 approved modification of the Company’s bylaws in order to decrease capital in the amount of ThCh$ 39,243,440, for the purpose of distributing additional cash to the shareholders in 2008.  The capital distribution was equivalent to Ch$ 41 per share.  The dividend was paid in June 2008.

On November 19, 2008, the Board of Directors agreed to pay interim dividend No. 176 of Ch$6 per share, equivalent to ThCh$ 5,742,943, in respect of profit for 2008.  The dividend was paid in December 2008.

(d)    Other reserves:

The detail of Other in “Other reserves” for 2007 and 2008 corresponds to the effective portion of the change in fair value of derivative instruments designated as hedge instruments of forecasted transactions.

COMPAÑIA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

Notes to the consolidated financial statements, continued

15.	Derivative financial instruments

The composition of derivative financial instruments for 2007 and 2008 is as follows:

Description	2007				2008
	Assets		Liabilities		Assets		Liabilities
	Current ThCh$	Non-current ThCh$	Current ThCh$	Non-current ThCh$	Current ThCh$	Non-current ThCh$	Current ThCh$	Non-current ThCh$
Hedge, cash flows derivatives	3,835	-	1,433,087	-	66,928	-	2,658,139	-
Hedge, interest rate derivatives	94,228	-	570,947	-	-	-	2,663,505	-
Hedge, foreign currency derivatives	33,225	-	21,460,726	45,373,745	3,299,054	36,963,243	932,057	470,129
Total	131,288	-	23,464,760	45,373,745	3,365,982	36,963,243	6,253,701	470,129

COMPAÑIA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

Notes to the consolidated financial statements, continued

15.	Derivative financial instruments, continued

The detail of derivatives for 2007 is as follows:

Type of derivative	Type of contract		CONTRACT DESCRIPTION					Value of the hedged item ThCh$	Affected accounting accounts
									Asset / Liability		Effect on income
		Contract value	Maturity or expiry term	Specific Item	Purchase/ sale position	Hedged item or transaction

						Name	Amount		Name	Amount ThCh$	Realized ThCh$	Unrealized ThCh$

S	CCPE	150,000,000	III Q 2008	Cross Currency Swap	P	Obligation in US$	150,000,000	74,533,500	Asset	74,172,949	(10,288,340)	-
									Liability	(97,167,238)
S	CCPE	100,000,000	II Q 2009	Cross Currency Swap	P	Obligation in US$	100,000,000	49,689,000	Asset	49,669,022	(6,456,140)	-
									Liability	(64,615,995)
S	CCPE	120,000,000	II Q 2011	Cross Currency Swap	P	Obligation in US$	120,000,000	59,626,800	Asset	59,653,568	(9,382,483)	-
									Liability	(73,377,129)
S	CCPE	100,000,000	IV Q 2009	Cross Currency Swap	P	Obligation in US$	100,000,000	49,689,000	Asset	49,639,748	(4,259,237)	(201,837)
									Liability	(63,718,533)
S	CCPE	30,000,000	II Q 2011	Cross Currency Swap	P	Obligation in US$	30,000,000	14,906,700	Asset	14,832,944	(5,917,546)	(242,767)
									Liability	(17,722,570)
FR	CI	13,331,151	I Q 2008	Exchange Rate	P	-	-	-	Asset	6,624,114	(7,856)	-
									Liability	(6,731,323)
FR	CI	641,546	I Q 2008	Exchange Rate	P	-	-	-	Asset	179,838	33,227	-
									Liability	(146,612)

Exchange insurance expired during the period (net)											1,352,024
									Asset	254,772,183
									Liability	(323,479,400)
									TOTAL		(34,926,351)	(444,604)

Types of derivatives:	Types of contract:

FR: Forward	CCPE: Existing items hedge contract (“contrato de cobertura de partidas existents”)
S : Swap	CCTE: Expected transactions hedge contract (“Contrato de cobertura para transacciones esperadas”)
CI : Investment contract (“Contrato de inversion”)

COMPAÑIA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

Notes to the consolidated financial statements, continued

15.	Derivative financial instruments, continued

The detail of derivatives for 2008 is as follows:

Type of derivative	Type of contract		CONTRACT DESCRIPTION					Value of the hedged Item ThCh$	Affected accounting accounts
		Contract value	Maturity or expiry term	Specific Item	Purchase/ sale position				Asset / Liability		Effect on income
						Hedged item or transaction

						Name	Amount		Name	Amount	Realized	Unrealized
										ThCh$	ThCh$	ThCh$

S	CCPE	90,000,000	II Q 2011	Exchange Rate	P	Obligation in US$	90,000,000	57,280,500	Asset	57,280,500	8,310,742	-
									Liability	(58,890,139)
S	CCTE	50,000,000	II Q 2009	Exchange Rate	P	Obligation in US$	50,000,000	31,822,500	Asset	31,822,500	4,008,263	53,097
									Liability	(34,838,128)
S	CCTE	150,000,000	IV Q 2009	Exchange Rate	P	Obligation in US$	150,000,000	95,467,500	Asset	95,467,500	16,726,495	(624,722)
									Liability	(95,983,900)
S	CCTE	60,000,000	II Q 2011	Exchange Rate	P	Obligation in US$	60,000,000	38,187,000	Asset	38,187,000	6,924,409	(772,371)
									Liability	(36,647,111)
S	CCTE	150,000,000	II Q 2013	Exchange Rate	P	Obligation in US$	150,000,000	95,467,500	Asset	95,467,500	16,770,262	113,766
									Liability	(69,381,040)
S	CCTE	1,635,880	II Q 2009	Exchange Rate	P	Obligation in US$	1,635,880	35,093,835	Asset	35,093,835	1,390,798	(476,007)
									Liability	(32,862,612)
S	CCTE	3,555,000	II Q 2010	Exchange Rate	P	Obligation in US$	3,555,000	76,263,886	Asset	76,263,886	2,594,842	(1,009,603)
									Liability	(71,798,629)
S	CCTE	595,690	II Q 2011	Exchange Rate	P	Obligation in US$	595,690	12,779,088	Asset	12,779,088	509,914	(160,366)
									Liability	(12,038,430)
S	CCTE	3,000,000	IV Q 2012	Exchange Rate	P	Obligation in US$	3,000,000	64,357,710	Asset	64,357,710	1,954,656	-
									Liability	(60,728,625)
FR	CI	4,342,148	I Q 2009	Exchange Rate	P	Obligation in US$	4,342,148	2,763,560	Asset	2,763,560	46,678	-
									Liability	(2,713,048)
FR	CCPE	104,548	I Q 2009	Exchange Rate	P	Obligation in US$	104,548	66,539	Asset	66,539	-	20,250
									Liability	(46,289)
FR	CCTE	185,018	II Q 2009	Exchange Rate	P	Obligation in US$	185,018	50,267	Asset	50,267	-	(16,271)
									Liability	(66,539)

Exchange insurance expired during the year (net)											(2,329,175)
									Asset	509,599,885
									Liability	(475,994,490)
									TOTAL	-	56,907,884	(2,872,227)

Type of derivatives:	Types of contract:

FR: Forward	CCPE: Existing items hedge contract (“contrato de cobertura de partidas existents”)
S : Swap	CCTE: Expected transactions hedge contract (“Contrato de cobertura para transacciones esperadas”)
CI : Investment contract (“Contrato de inversion”)

COMPAÑIA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

Notes to the consolidated financial statements, continued

16.	Cash and cash equivalents

The composition of cash and cash equivalents for 2007 and 2008 is as follows:

Description	2007 ThCh$	2008 ThCh$
Cash (a)	5,386,166	11,089,444
Time deposits (b)	67,698,285	50,928,621
Public offer promissory notes (c)	-	9,537,310
Total	73,084,451	71,555,375

a)	Cash

Cash corresponds to money held in cash and bank accounts; the book value is the same as the fair value.

b)	Time deposits

Time deposits, with original expiry in less than three months, are recorded at fair value and detailed, for 2007 and 2008, as follows:

Placement	Entity	Currency	Original currency principal (thousands)	Annual rate %	Maturity	Local currency principals ThCh$	Accrued interest local currency ThCh$	2007 Total ThCh$
12-Nov-07	BBVA	CLP	600,000	6.12	03-Jan-08	600,000	4,998	604,998
12-Nov-07	BCO SANTANDER	CLP	1,900,000	6.24	03-Jan-08	1,900,000	16,137	1,916,137
13-Nov-07	BBVA	CLP	900,000	6.12	03-Jan-08	900,000	7,344	907,344
13-Nov-07	BANK BOSTON	CLP	700,000	6.00	03-Jan-08	700,000	5,600	705,600
21-Nov-07	CORP BANCA	CLP	6,100,000	6.24	21-Jan-08	6,100,000	42,293	6,142,293
21-Nov-07	BCO SANTANDER	CLP	600,000	6.36	21-Jan-08	600,000	4,240	604,240
21-Nov-07	BCO SANTANDER	CLP	1,600,000	6.36	14-Jan-08	1,600,000	11,307	1,611,307
22-Nov-07	BBVA	CLP	2,300,000	6.18	09-Jan-08	2,300,000	15,399	2,315,399
23-Nov-07	BBVA	CLP	1,900,000	6.18	10-Jan-08	1,900,000	12,394	1,912,394
27-Nov-07	BBVA	CLP	2,700,000	6.18	11-Jan-08	2,700,000	15,759	2,715,759
28-Nov-07	BCO CHILE	CLP	3,400,000	6.36	14-Jan-08	3,400,000	19,296	3,419,296
29-Nov-07	BCO CHILE	CLP	3,100,000	6.36	02-Jan-08	3,100,000	17,526	3,117,526
30-Nov-07	BCO CHILE	CLP	3,400,000	6.36	25-Jan-08	3,400,000	18,620	3,418,620
30-Nov-07	BCI	CLP	1,300,000	6.12	21-Jan-08	1,300,000	6,851	1,306,851
07-Dec-07	BCO FALABELLA	CLP	2,100,000	6.06	24-Jan-08	2,100,000	8,484	2,108,484
07-Dec-07	BCO SECURITY	CLP	900,000	6.36	24-Jan-08	900,000	3,816	903,816
10-Dec-07	BCO SECURITY	CLP	1,500,000	6.36	21-Jan-08	1,500,000	5,565	1,505,565
11-Dec-07	CITIBANK NA	CLP	5,100,000	5.88	11-Jan-08	5,100,000	16,660	5,116,660
14-Dec-07	BANK BOSTON	CLP	2,600,000	6.96	14-Jan-08	2,600,000	8,545	2,608,545
14-Dec-07	CORP BANCA	CLP	1,400,000	6.84	14-Jan-08	1,400,000	4,522	1,404,522
14-Dec-07	BCO SECURITY	CLP	600,000	6.72	14-Jan-08	600,000	1,904	601,904
14-Dec-07	BCI	CLP	4,900,000	6.6	14-Jan-08	4,900,000	15,272	4,915,272
18-Dec-07	BCI	CLP	4,100,000	7.2	20-Feb-08	4,100,000	10,660	4,110,660
26-Dec-07	BCO SANTANDER	CLP	1,900,000	7.32	20-Feb-08	1,900,000	1,932	1,901,932
27-Dec-07	BCO SANTANDER	CLP	4,500,000	7.2	20-Mar-08	4,500,000	3,600	4,503,600
27-Dec-07	BCO FALABELLA	CLP	1,400,000	6.96	20-Mar-08	1,400,000	1,083	1,401,083
27-Dec-07	BCI	CLP	100,000	6.72	20-Mar-08	100,000	75	100,075
28-Dec-07	BANK BOSTON	CLP	3,000,000	7.08	01-Feb-08	3,000,000	1,770	3,001,770
28-Dec-07	BANK BOSTON	CLP	2,000,000	7.08	12-Feb-08	2,000,000	1,180	2,001,180
26-Dec-07	CITIBANK NY	USD	700	3.85	04-Jan-08	347,823	186	348,009
04-Dec-07	BCI	UF	17	1.2	04-Mar-08	331,731	299	332,030
10-Dec-07	BCI	USD	159	5.23	09-Jan-08	78,990	241	79,231
10-Dec-07	BCI	USD	113	5.23	09-Jan-08	56,013	170	56,183
	Total					67,414,557	283,728	67,698,285

COMPAÑIA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

Notes to the consolidated financial statements, continued

16.	Cash and cash equivalents, continued

b)	Time deposits, continued

Placement	Entity	Currency	Original currency principal (thousands)	Annual rate %	Maturity	Local currency principal ThCh$	Accrued interest local currency ThCh$	2008 Total ThCh$
01-Dec-08	BANCO SANTANDER	CLP	6,200,000	8.88	20-Jan-09	6,200,000	45,879	6,245,879
02-Dec-08	BANCO SANTANDER	CLP	3,500,000	8.88	20-Feb-09	3,500,000	25,037	3,525,037
02-Dec-08	BANCO SANTANDER	CLP	2,000,000	8.88	20-Feb-09	2,000,000	14,307	2,014,307
03-Dec-08	BCI	CLP	3,000,000	8.88	16-Feb-09	3,000,000	20,720	3,020,720
03-Dec-08	BCI	CLP	2,300,000	8.88	18-Feb-09	2,300,000	15,885	2,315,885
04-Dec-08	BBVA	CLP	3,900,000	8.82	12-Feb-09	3,900,000	25,799	3,925,799
05-Dec-08	BANCO CHILE	CLP	2,450,000	8.4	05-Jan-09	2,450,000	14,863	2,464,863
09-Dec-08	BBVA	CLP	2,500,000	8.34	07-Jan-09	2,500,000	12,742	2,512,742
15-Dec-08	BCI	CLP	3,600,000	8.64	14-Jan-09	3,600,000	13,824	3,613,824
15-Dec-08	BANCO CHILE	CLP	600,000	8.52	14-Jan-09	600,000	2,272	602,272
16-Dec-08	BANK BOSTON	CLP	3,500,000	8.52	26-Jan-09	3,500,000	12,425	3,512,425
23-Dec-08	BANCO SANTANDER	CLP	4,500,000	8.88	23-Mar-09	4,500,000	8,880	4,508,880
24-Dec-08	BBVA	CLP	2,900,000	8.88	12-Jan-09	2,900,000	5,007	2,905,007
24-Dec-08	BCI	CLP	3,000,000	7.2	12-Jan-09	3,000,000	4,200	3,004,200
24-Dec-08	BANCO SANTANDER	CLP	1,300,000	7.8	12-Jan-09	1,300,000	1,972	1,301,972
30-Dec-08	BCI	CLP	600,000	7.2	06-Jan-09	600,000	120	600,120
30-Dec-08	BBVA	CLP	3,200,000	8.64	09-Feb-09	3,200,000	768	3,200,768
30-Dec-08	BANCO CHILE	CLP	700,000	8.4	29-Jan-09	700,000	163	700,163
02-Dec-08	BCI	UF	17	2.5	03-Mar-09	363,858	733	364,591
10-Dec-08	BCI	CLP	101,511	0.72	09-Jan-09	101,511	512	102,023
10-Dec-08	BCI	USD	71	2.43	09-Jan-09	44,927	64	44,991
31-Dec-08	CITIBANK NY	USD	695	-	02-Jan-09	442,153	-	442,153
	Total					50,702,449	226,172	50,928,621

c)	Public offer promissory notes

Public offer promissory notes, corresponding to financial instruments issued by the State, are recorded at fair value and for 2008 are as follows:

Code	Dates		Counterpart	Original currency	Subscription value ThCh$	Annual rate	Final value	Instrument identification	Accounting value 2008
	Beginning	Ending				%	ThCh$		ThCh$
CRV	22-Dec-08	05-Jan-09	HSBC	CLP	3,400,000	7.56%	3,406,426	BCU0300510	3,406,426
CRV	30-Dec-08	06-Jan-09	HSBC	USD	3,455,924	0.40%	3,455,962	BCU0500910	3,455,962
BCP0600109	05-Dec-08	02-Jan-09	Banco Central	CLP	2,674,922	6.00%	2,674,922	BCP0600109	2,674,922
			Total		9,530,846		9,537,310		9,537,310

As of December, 31, 2007 the Company has not registered balance for this transactions.

COMPAÑIA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

Notes to the consolidated financial statements, continued

17.	Marketable financial investments

The composition of marketable financial investments for 2007 and 2008 is as follows:

Financial assets at fair value with changes in incomes	2007	2008
	ThCh$	ThCh$
Financial assets at fair value with changes in incomes	13,273,715	13,228,981
Total	13,273,715	13,228,981

Marketable financial investments correspond to time deposits due in over three months and Central Bank promissory notes, these investments are valued at fair value with an effect on income.

The detail for 2007 and 2008 is as follows:

Instrument	Date		Par value	Accounting value		Market value
	Purchase	Maturity	ThCh$	ThCh$	Rate	ThCh$
CERO010508	04-Sept-07	01-May-08	2,703,102	2,723,704	2.6% + UF	2,723,704
CERO010508	04-Sept-07	01-May-08	242,294	244,187	2.6% + UF	244,187
CERO010708	04-Sept-07	01-Jul-08	590,877	595,418	2.6% + UF	595,418
BCU0500308	17-Oct-07	01-Mar-08	1,766,039	1,799,643	5.00%	1,799,643
BBVA	24-Oct-07	21-Feb-08	2,130,236	2,141,503	2.80%	2,141,503
HSBC	26-Oct-07	25-Feb-08	1,824,613	1,832,139	2.25%	1,832,139
HSBC	02-Nov-07	12-Mar-08	1,516,774	1,522,615	2.35%	1,522,615
CITIBANK NA	13-Dec-07	10-Jun-08	2,411,130	2,414,506	2.80%	2,414,506
Total 31/12/2007			13,185,065	13,273,715		13,273,715

Instrument	Date		Par value	Accounting value		Market value
	Purchase	Maturity	ThCh$	ThCh$	Rate	ThCh$
BCP0600109	03-Sept-08	02-Jan-09	2,500,000	2,574,183	6.00%	2,574,183
BCP0600109	26-Sept-08	02-Jan-09	72,100	72,077	6.00%	72,077
BCP0800709	14-Jul-08	01-Jul-09	1,000,000	1,044,021	8.00%	1,044,021
BCP0800709	25-Sept-08	01-Jul-09	769,600	772,575	8.00%	772,575
BCP0600809	26-Sept-08	03-Aug-09	1,040,000	1,019,967	6.00%	1,019,967
BCP0600809	03-Dec-08	03-Aug-09	2,500,000	2,552,145	6.00%	2,552,145
PDBC020209	09-Oct-08	02-Feb-09	2,734,108	2,781,255	7.48%	2,781,255
PDBC080609	24-Sept-08	08-Jun-09	2,358,986	2,412,758	8.37%	2,412,758
Total 31/12/2008			12,974,794	13,228,981		13,228,981

For the years ended December 31, 2007 and 2008 the effect on income is ThCh$ 335,793 and ThCh$ 85,781, respectively.

COMPAÑIA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

Notes to the consolidated financial statements, continued

18.	Interest bearing loans

The composition of interest bearing loans for 2007 and 2008 is as follows:

Interest bearing loans	2007		2008
	Current ThCh$	Non-current ThCh$	Current ThCh$	Non-current ThCh$
Bank loans	76,325,196	243,046,267	128,357,903	266,756,643
Obligations without guarantees	1,573,268	67,717,704	1,681,627	72,981,753
Subtotal of interest bearing loans	77,898,464	310,763,971	130,039,530	339,738,396
Financial leases	17,558	204,989	18,693	206,058
Financial lease subtotal	17,558	204,989	18,693	206,058
Total	77,916,022	310,968,960	130,058,223	339,944,454

Financial leases are included in the buildings category (see note on property, plant and equipment).  The present value of minimum net long-term lease payments is ThCh$ 222,018 and ThCh$ 224,751 as of December 31, 2007 and 2008, respectively.  Total imputable interest is ThCh$ 143,037.

Financing

In 2008, the Company continued its strategy of strengthening its financial structure. During the last six years, the Company achieved a significant decrease in its total financial debt through increased cash flow, which enabled the Company to reduce its debt through several debt repayments.

During 2008, the Company’s main source of financing was operating cash flow. These resources allowed investments of Ch$147,989 million (US$232.5 million) for capital expenditures and the payment of dividends and return of capital equivalent to Ch$50,036 million (US$78.6 million).

Debt refinancing

On June 12, 2008, the Company renegotiated an international loan in the amount of US$ 150 million. The international bank loan has been structured as a “club deal”, with the participation of the following banks: Banco Santander, Banesto, Bank of Tokyo, BBVA, Caja Madrid, EDC and Rabobank. The funds were used to refinance a syndicated loan  that was to mature in December 2008.

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

At December 31, 2008, the Company’s financial debt amount to Ch$ 436.388 million, which decreased as compared with 2007, due to the amortization of US$ 150 million of credit derivatives in August 2008 and the amortization of Series F bonds in April and October 2008. The repayment of Series F bonds amounted to US$ 2.3 million.

COMPAÑIA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

Notes to the consolidated financial statements, continued

18.	Interest bearing loans, continued

The detail of interest bearing loans for 2007 and 2008 is as follows:

	Total	Short-term portion	Long-term portion							Type of debt	Amount of original principal lent	Interest rate	Expiry
			Long-term	2009	2010	2011	2012	2013	2014 & thereon

Long-term obligations including current expiries 2007:

Long-term obligations with banks:
CALYON, New York and others	99,221,370	145,202	99,076,168	99,076,168	-	-	-	-	-	Syndicated loan	US$ 200 million	Libor + 0.35	2009
BBVA Bancomer and others	74,907,681	606,111	74,301,570	-	-	74,301,570	-	-	-	Syndicated loan	US$ 150 million	Libor + 0.334	2011
CITIBANK NY	75,094,002	75,094,002	-	-	-	-	-	-	-	Syndicated loan	US$ 150 million	Libor + 0.60	2008
Banco Santander	70,148,410	479,881	69,668,529	-	69,668,529	-	-	-	-	Bilateral loan	UF 3,555,000	TAB 360 + 0.325	2010
Total long-term obligations with banks	319,371,463	76,325,196	243,046,267	99,076,168	69,668,529	74,301,570	-	-	-

Bonds :
Series F	11,920,151	1,554,724	10,365,427	1,382,056	1,382,056	1,382,056	1,382,056	1,382,056	3,455,147	Local bond	UF 500,000	6.00%	2016
Series L	57,370,821	18,544	57,352,277	-	-	-	57,352,277	-	-	Local bond	UF 3,000,000	3.75%	2012
Total Bonds	69,290,972	1,573,268	67,717,704	1,382,056	1,382,056	1,382,056	58,734,333	1,382,056	3,455,147

Lease obligations:
Lease obligations	222,547	17,558	204,989	19,586	21,848	24,372	27,187	30,328	81,668	Leasing	-	8.10%	2016

Total	388,884,982	77,916,022	310,968,960

COMPAÑIA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

Notes to the consolidated financial statements, continued

18.	Interest bearing loans, continued

	Total	Short-term portion	Long-term portion							Type of debt	Original amount of principal lent	Interest rate	Maturity
			Long-term	2010	2011	2012	2013	2014	2015 and thereon

Long-term obligations including current expiries 2008:

Long-term obligations with banks:
CALYON, New York and others	127,228,913	127,228,913	-	-	-	-	-	-	-	Syndicated loan	US$ 200 million	Libor + 0.35	2009
BBVA Bancomer and others	95,904,683	476,141	95,428,542	-	95,428,542	-	-	-	-	Syndicated loan	US$ 150 million	Libor + 0.334	2011
BBVA Bancomer and others	95,338,062	260,986	95,077,076	-	-	-	95,077,076	-	-	Syndicated loan	US$ 150 million	Libor + 0.60	2013
Banco Santander	76,642,888	391,863	76,251,025	76,251,025	-	-	-	-	-	Bilateral loan	UF 3,555,000	TAB360 + 0.325	2010
Total long-term obligations with banks	395,114,546	128,357,903	266,756,643	76,251,025	95,428,542	-	95,077,076	-	-

Bonds :
Series F	11,475,504	1,640,913	9,834,591	1,513,014	1,513,014	1,513,014	1,513,014	1,513,014	2,269,521	Local bond	UF 500,000	6.00%	2016
Series L	63,187,876	40,714	63,147,162	-	-	63,147,162	-	-	-	Local bond	UF 3,000,000	3.75%	2012
Total Bonds	74,663,380	1,681,627	72,981,753	1,513,014	1,513,014	64,660,176	1,513,014	1,513,014	2,269,521

Lease obligations:
Lease obligations	224,751	18,693	206,058	21,656	25,088	29,065	33,672	39,009	57,568	Leasing	-	8.10%	2016

Total	470,002,677	130,058,223	339,944,454

COMPAÑIA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

Notes to the consolidated financial statements, continued

19.	Trade and other accounts payable

The composition of creditors and other accounts payable for 2007 and 2008 is as follows:

Description	2007 ThCh$ Current	2008 ThCh$ Current
Debts due to purchases or services provided	119,057,099	102,029,176
Real property providers	26,841,124	59,144,482
Dividends pending payment	6,771,524	13,470,974
Accounts payable to employees	8,473,852	14,487,260
Others	5,306,686	7,590,980
Total	166,450,285	196,722,872

The detail of debts due to purchases or services provided corresponding to foreign and domestic suppliers for 2007 and 2008 are as follows:

Debts due to purchases or services provided	2007 ThCh$	2008 ThCh$
Domestic	109,764,352	93,039,321
Foreign	9,292,747	8,989,855
Total	119,057,099	102,029,176

20.	Provisions

The composition of provision for 2007 and 2008 is as follows:

Description	2007	2008
	ThCh$	ThCh$
Legal and Regulatory	10,622,554	2,303,708
Other (1)	5,608,288	4,768,628
Total	16,230,842	7,072,336

(1) The Other provision covers all labor and administrative aspects with a probable possibility of occurrence.

Provision movements for 2008 are as follows:

Movements	2007 ThCh$	2008 ThCh$
Beginning balance	8,854,274	16,230,842
Increase in existing provisions	8,876,568	1,337,684
Provision used	(1,500,000)	(10,496,190)
Movement subtotal	7,376,568	(9,158,506)
Ending balance	16,230,842	7,072,336

The movement (increase and use) in provisions corresponds mainly to legal claims.

COMPAÑIA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

Notes to the consolidated financial statements, continued

21.	Employee benefits and expenses

a)	Post employment benefits

Post employment benefits for 2007 and 2008 are as follows:

Post employment benefits	2007 ThCh$	2008 ThCh$
Current amount of liability recognized for termination benefits	1,996,786	2,898,105
Non-current amount of liability recognized for termination benefits	30,838,659	42,464,712
Total	32,835,445	45,362,817

There are no assets associated to the plan.

Post employment provision movements for 2007 and 2008 are as follows:

Movements	2007 ThCh$	2008 ThCh$
Beginning balance	30,929,501	32,835,445
Service costs	2,862,257	4,991,085
Interest costs	1,855,770	1,579,385
Actuarial (profits)/losses	-	9,360,762
Benefits paid	(2,812,083)	(3,403,860)
Movement subtotal	1,905,944	12,527,372
Ending balance	32,835,445	45,362,817

Actuarial assumptions used for 2007 and 2008 are as follows:

Actuarial hypotheses used	2007	2008
Discount rate	6.00%	4.81%
Expected salary increase rate	1.50%	1.50%
Mortality table	RV-85	RV-2004
Turnover rate	2.34%	5.46%

“Post employment benefits” are calculated by an external qualified actuary, using market variables and estimations in accordance with actuarial calculation methodology.

b)	Employee expenses

The detail of these expenses for 2007 and 2008 is as follows:

Employee expenses	2007 ThCh$	2008 ThCh$
Wages and salaries	81,550,226	94,458,047
Post employment benefit obligations expense	4,718,027	6,570,470
Total employee benefits	86,268,253	101,028,517

COMPAÑIA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

Notes to the consolidated financial statements, continued

22.	Prepaid taxes

The detail of prepaid taxes for 2007 and 2008 is as follows:

Description	2007 ThCh$	2008 ThCh$
Value added tax	8,741,157	9,415,618
Income tax	(30,510,355)	(29,476,371)
Prepaid income tax and other credits	40,267,934	46,968,512
Total	18,498,736	26,907,759

23.	Income tax

a) General information:

As of December 31, 2007 and 2008 the parent company has established a first category (corporate) income tax provision, since it has a positive taxable base of ThCh$ 139,296,346 and ThCh$ 118,074,188, respectively.

In addition, as of December 31, 2007 and 2008 a provision was established for first category income tax originated  by  subsidiaries, whose   taxable   income   base   amounted   to  ThCh$ 40,176,330  and   ThCh$ 55,316,230, respectively.

As  of  December  31,  2007  and  2008  the  tax  losses  accumulated   by   subsidiaries   amount   to  ThCh$ 12,268,988 and ThCh$ 24,534,879 respectively.

According to current legislation, tax years subject to possible review by the fiscal authority, contemplate for most of the taxes to which the Company’s operations are subject to, transactions generated from 2006 to date.

During the course of its normal operations, the Company is subject to the regulations and supervision of the Chilean Internal Revenue Service, which could cause differences to arise in the application of tax determination criteria.  Management estimates, on the basis of information available to date, that there are no significant additional liabilities that have not been recorded for this concept in the financial statements.

The Companies of the group with a positive balance in the Retained Taxable Earnings Registry and their associated credits are as follows:

	Taxable net income with 15% credit ThCh$	Taxable net income with 15% credit ThCh$	Taxable net income with 16% credit ThCh$	Taxable net income with 16.5% credit ThCh$	Taxable net income with 17% credit ThCh$	Taxable net income without credit ThCh$	Amount of Credit ThCh$
Subsidiaries

Telefónica Larga Distancia S.A.	2,563,759	-	971,330	695,362	124,233,536	7,046,625	26,220,237
Telefónica Empresas Chile S.A.	-	-	-	54	35,439,982	2,257,039	7,258,793
Telefónica Gestión de Servicios Compartidos Chile S.A.	-	-	-	-	693,620	85,272	142,067
Telefónica Chile S.A.	114	-	-	6,675,243	250,990,983	20,817,977	52,726,798
Total	2,563,873	-	971,330	7,370,659	411,358,121	30,206,913	86,347,895

COMPAÑIA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

Notes to the consolidated financial statements, continued

23.	Income tax, continued

b)	Deferred taxes:

As of December 31, 2007 and 2008, accumulated balances of temporary differences originated net deferred tax liabilities in the amount of ThCh$ 85,381,995 and ThCh$ 60,728,445, respectively and their detail is as follows:

Description	2007		2008
	Assets	Liabilities	Assets	Liabilities
	ThCh$	ThCh$	ThCh$	ThCh$
Allowance for doubtful accounts	11,425,854	-	19,428,286	-
Vacation provision	1,215,427	-	1,493,407	-
Property, plant and equipment depreciation	-	104,001,485	-	92,822,682
Staff severance indemnities	-	3,648,950	-	2,425,168
Tax loss carryforward	2,085,728	-	4,170,929	-
Other events	11,951,319	4,409,888	9,426,783	-
Total	26,678,328	112,060,323	34,519,405	95,247,850

c)    Income tax reconciliation:

For years ended December 31, 2007 and 2008 the reconciliation of taxes starting with profit before taxes is as follows:

	2007		2008
Description	Tax Base ThCh$	Tax Rate 17% ThCh$	Tax Base ThCh$	Tax Rate 17% ThCh$
Profit before taxes	40,536,403	6,891,189	54,275,507	9,226,836

Permanent differences	12,288,497	2,089,045	(16,811,182)	(2,857,901)
Price-level restatement of equity	(18,242,028)	(3,101,145)	(30,694,056)	(5.217,989)
Price-level restatement of investments	8,054,426	1,369,252	17,103,408	2,907,579
Income from investments in related companies	(1,698,359)	(288,721)	(2,492,245)	(423,682)
Resolution of prior year uncertainties (1)	9,362,417	1,591,611	-	-
Prior year income tax deficit/(surplus)	2,095,703	356,270	282,381	48,004
Adjustment dissolution investments	7,230,214	1,229,136	-	-
A/R write-off rejected for tax purposes	4,053,993	689,179	-	-
Others (2)	1,432,131	243,463	(1,010,670)	(171,813)
Total tax expense of companies		8,980,234		6,368,935
Breakdown of current/deferred expense
Income Tax 17%		30,510,355		29,476,371
35% Single Tax		110,023		26,502
Prior current year deficit/(surplus)		356,272		1,076,639
Total income tax expense		30,976,650		30,579,512
Total deferred income tax expense/(revenue)		(21,996,416)		(24,210,577)
Effective rate		11,7%		22,2%

(1)
During 2007 certain uncertainties related to unrecognized tax benefits have been resolved. The tax benefit recognized was offset by deferred tax expense related to the increase of the deferred tax liability arising also from recognition of the tax benefit.

(2)	Include adjustments for the accrued and/or paid expenses rejected for tax purposes, 6% property, plant and equipment credit, among others.

During 2007 and 2008 adjustments were recorded to the beginning balance of deferred taxes due to differences between the recorded and real bases.

COMPAÑIA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

Notes to the consolidated financial statements, continued

24.	Revenue and expenses

a)	The detail of revenue for 2007 and 2008 is as follows:

Classes of ordinary income	2007 ThCh$	2008 ThCh$
Sale of goods	16,195,587	16,188,353
Services rendered	680,104,407	722,542,395
Total	696,299,994	738,730,748

b)	The detail of other operating income for 2007 and 2008 is as follows:

Other revenues	2007 ThCh$	2008 ThCh$
Work performed for real property	7,862,781	9,362,763
Revenue from disposal of material real property	482,244	3,029,202
Subsidies	221,026	215,058
Gain on sales of Telefónica Asistencia y Seguridad S.A. assets and suscribed portfolio	-	15,487,114
Other current management revenues	492,569	36,914
Total	9,058,620	28,131,051

c)	The detail of other miscellaneous operating expenses for 2007 and 2008 is as follows:

Other expenses	2007 ThCh$	2008 ThCh$
Interconnections	120,610,244	118,703,867
Other exterior services	46,507,962	55,384,255
Allowance for doubtful accounts	19,631,252	35,753,879
Media rental	23,882,345	33,688,404
Sales commissions	27,112,139	25,934,685
Plant maintenance	18,907,014	25,702,929
Customer service	19,427,522	25,205,712
Computer services	19,505,348	20,141,274
Cost of utilities	11,837,240	16,324,861
Cost of sale of equipment and cards	10,100,833	12,106,108
Fines, sanctions, contingencies	13,939,859	9,848,077
Advertising	7,431,638	8,629,058
External administrative services	2,469,586	4,136,212
Cost prepaid expenses	1,295,247	1,410,524
Others	15,250,116	18,108,344
Total	357,908,345	411,078,189

COMPAÑIA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

Notes to the consolidated financial statements, continued

24.      Revenue and expenses, continued

d)	The detail of financial expenses, net, for 2007 and 2008 is as follows:

Financial expenses, net	2007 ThCh$	2008 ThCh$
Financial income
Interest on financial instruments	3,565,008	5,177,927
Other financial revenues	3,439,091	152,214
Total financial revenues	7,004,099	5,330,141
Financial expenses
Interest on bank loans	(17,297,284)	(12,130,948)
Interest on obligations and bonds	(3,234,043)	(3,443,473)
Financial lease	(26,580)	(26,603)
Interest rate hedges (Cross Currency Swap)	3,308,052	(16,182,548)
Other financial expenses	(798,909)	(556,052)
Total financial expenses	(18,048,764)	(32,339,624)
Total, net	(11,044,665)	(27,009,483)

25.       Profit per share

The detail of profits per share for 2007 and 2008 is as follows:

Basic profit per share	2007 ThCh$	2008 ThCh$
Earning attributable to holders of instruments of participation in the net shareholders’ equity of the parent	31,646,817	47,975,468
Income available for common shareholders, basic	31,646,817	47,975,468
	Number of shares	Number of shares
Weighted average number of shares, basic	957,157,085	957,157,085
Basic profit (loss) per share in thousands	0.0331	0.0501

Earning per share figures have been calculated dividing the respective income amount by the weighted average number of common shares outstanding during the year.  The Company has not issued convertible debt or other equity securities.  Consequently, there are no potentially diluting effects on income per share.

26.       Inventory

The detail of inventory for 2007 and 2008 is as follows:

Description	2007 ThCh$	2008 ThCh$
Merchandise	8,976,644	9,639,875
Allowance for obsolescence	(2,022,680)	(2,719,640)
Total	6,953,964	6,920,235

COMPAÑIA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

Notes to the consolidated financial statements, continued

27.	Deferred revenue

The detail of deferred revenue for 2007 and 2008 is as follows:

	2007 ThCh$		2008 ThCh$
Deferred income	Current	Non-current	Current	Non-current
Beginning balance	(13,278,153)	(4,361,390)	(6,523,422)	(4,153,591)
Endowments	(19,471,710)	(40,211)	(37,243,382)	(51,242)
Eliminations/applications	26,226,442	248,010	38,053,918	274,333
Movement subtotal	6,754,732	207,799	810,536	223,091
Ending balance	(6,523,421)	(4,153,591)	(5,712,886)	(3,930,500)

28.	Minority interest

Minority interest corresponds to recognition of the portion of shareholders’ equity and income of subsidiaries belonging to third parties.  The detail for the years ended as of December 31, 2007 and 2008, respectively, is as follows:

Subsidiaries	Minority interest percentage		Shareholders’ equity minority interest		Participation in profit revenue (loss)
	2007	2008	2007	2008	2007	2008
	%	%	ThCh$	ThCh$	ThCh$	ThCh$
Telefónica Larga Distancia S.A.	0.13	0.10	201,261	188,922	32,599	32,986
Fundación Telefónica	50	50	53,066	(48,818)	(123,250)	(101,884)
Telefónica Gestión de Servicios Compartidos Chile S.A.	0.001	0.001	11	8	3	2
Total			254,338	140,112	(90,648)	(68,896)

29.	Contingencies and restrictions

a)	Lawsuit against the State of Chile:

(i)
Having exhausted all administrative remedies aimed at correcting the illegal actions taken in the tariff setting process of 1999, in 2002 the Company filed a lawsuit for damages against the Government in the amount of ThCh$ 181,038,411, plus readjustments and interest, covering past and future damages incurred up to May 2004.

The judicial process is currently at the stage of dictating sentence.

(ii)
Telefónica Chile and Telefónica Larga Distancia filed a damage indemnity complaint against the Government of Chile in ordinary treasury lawsuit, claiming damages caused due to modification of telecommunications networks in respect to the works carried out by highway concessionaries from 1996 to 2000.

COMPAÑIA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

Notes to the consolidated financial statements, continued

29.	Contingencies and restrictions, continued

a)	Lawsuit against the State of Chile, continued:

iii)
The amount of damages claimed, consisting in both companies having been forced to pay to transfer their telecommunications networks due to the construction of public works concessions protected by the Concessions Law, is as follows:

a.- Compañía de Telecomunicaciones de Chile S.A.: ThCh$ 1,929,207
b.- Telefónica Larga Distancia S.A.: ThCh$ 2,865,209

On March 24, 2008, final first instance sentence was notified rejecting the complaint without costs. This sentence has been appealed.

b)	Lawsuits:

(i)	Voissnet S.A.:

On July 12, 2007 Voissnet filed a complaint before the Antitrust Commission (TDLC) against Telefónica Chile for alleged cross subsidy in the joint commercialization of its broadband and fixed telephone services, taking advantage of its dominant position in those markets.

Telefónica Chile, in its answer requested that the complaint be rejected, with costs, since the voice and broadband package offers are due to a competitive dynamic, and that it has not incurred in practices that attempt against free competition.  The evidence stage has been completed.

On August 29, 2008, Voissnet filed a second complaint against Telefónica Chile before the Antitrust Commission, this time for alleged bundled sale in the commercialization of broadband with telephone services.

Telefónica Chile answered the complaint and requested full rejection, with costs. The TDLC decided both processes should be combined.

(ii)	Complaint filed by VTR Telefónica S.A.:

On May 8, 2008, Telefónica Chile and VTR signed a transaction ending all judicial and administrative conflicts related to reciprocal access charges payable between the companies and 800-type services. Both companies perform reciprocal discounts and legal compensation is given for  the amounts  owed,  which  resulted  in  Telefónica  Chile paying  to VTR  the  sum  of  ThCh$ 12,036,787.  Likewise, on the basis that the Transaction produces the indefectible termination of the judicial process which has an incidence on the procedure filed with the Ministry of Transportation and Telecommunications, the parties filed a writ requesting termination of the procedures without sanction requesting that that it be filed away.

COMPAÑIA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

Notes to the consolidated financial statements, continued

29.	Contingencies and restrictions, continued:

b)	Lawsuits, continued:

(iii)	Manquehue Net:

On June 24, 2003, Telefónica Chile filed a forced contract compliance with damage indemnity complaint against Manquehue Net in the amount of Ch$ 3,647 million, in addition to the sums accrued during substantiation of the proceeding, before the mixed arbitration court of Mr. Victor Vial del Río.  On the same date, Manquehue Net filed a complaint regarding compliance with discounts (in the amount of Ch$ 2,295 million), in addition to a complaint regarding the obligation to perform (signing of 700 service contract).

On April 11, 2005, the Arbitrator notified the fist instance sentence accepting the complaint made by Telefónica Chile condemning Manquehue Net to pay approximately Ch$ 452 million, and at the same time  accepted  the complaint of Manquehue Net condemning Telefónica Chile to pay Ch$ 1,021 million.

Telefónica Chile filed appeals against both sentences, currently pending before the Santiago court of Appeals.

(iv)	Chilectra and CGE:

In June 2006, Telefónica Chile filed complaints against Chilectra S.A. and Río Maipo (currently CGE Distribución), requesting readjusted refund of the Reimbursable Financial Contributions (AFR) (“Aportes Financieros Reembolsables”) that the company paid between 1992 and 1998, in virtue of the Electricity Law.  The amounts requested for restitution amount to Ch$ 899 million and Ch$ 117 million, respectively.

(v)	Labor lawsuits:

During the ordinary course of operations, labor lawsuits have been filed against the Company, which do not represent significant contingencies to date.

(vi)	Lawsuit filed by Telmex Servicios Empresariales S.A.:

During the first quarter of  2008, Telmex Servicios Empresariales S.A. filed a complaint before the Antitrust Commission against Telefónica Chile, for alleged violation of free competition related to the tender process for the local public wireless 3,400 – 3,600 MHz band concession, requesting payment of a government fine in the amount of  Ch$ 8,132 million.

The Company answered the complaint within the deadline, requesting rejection of all its parts.  The process is at the hearing stage.

Telefónica Chile and TLD were sued by Telmex Servicios Empresariales S.A., before the Antitrust Commission (Case No. C 181-2008), for the execution of acts contrary to free competition in providing long-distance services through the Telefónica Chile prepayment card denominated “Tarjeta Línea Propia” (TLP), requesting a fine of  Ch$ 9,036 million for each of the companies.

The complaint was answered, requesting full rejection, with costs.

COMPAÑIA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

Notes to the consolidated financial statements, continued

29.	Contingencies and restrictions, continued:

b)	Lawsuits, continued:

(vii)	Empresa Ferrocarriles del Estado de Chile:

Ordinary lawsuit regarding forced compliance with agreed upon or consented obligations derived from the Regulation on Railroad Line Crossing, Parallelism, and Support, in which in addition payment of a sum of no less than Ch$ 1,818 million was claimed, for the construction or annual passage, relating to railroad crossings plus indemnity for material damages and pain and suffering that are claimed to have been suffered, with readjustments, interest and costs and without prejudice of the sums accrued during the proceeding process .

Final first instance sentence was dictated on March 25, 2008, fully rejecting the complaint which is being appealed by Empresa Ferrocarriles del Estado.

(viii)	Theoduloz Slier and Ochoa Soriano versus Zalaquett Zalaquett and Telefónica Chile:

Ms. Rodemilia Theoduloz Slier and Matilde Ochoa Soriano filed a  complaint against Armando Zalaquett Zalaquett and Telefónica Chile, claimingan executive obligation to deliver 14,468,895 Series A shares of Telefónica Chile owned by Armando Zalaquett Zalaquett. Telefónica Chile opposed the execution, since Mr. Zalaquett is not a Company shareholder. Currently underway.

(ix)	Other complaints:

During the last quarter of 2007 there was a notification of the resolutions dictated by the Ministry of Transportation and Telecommunication which applied fines for non-compliance with the previous resolutions, which altogether amount to Ch$ 1,268 million.  Telefónica Chile filed appeals for each of them which are currently in process and pending sentencing.  It should be noted that the resolutions consider daily fines, which as of December 31, 2007 are estimated to amount to a figure of close to Ch$ 45 million.

Management and its internal and external legal advisors, periodically monitor the evolution of the lawsuits and contingencies that affect the Company in the normal course of its operations, analyzing in each case the possible effect on the financial statements.  Based on this analysis and on the information available to date, management and their legal counsel believe that it is improbable that the income and equity of the Company will be significantly affected by loss contingencies that could possibly represent significant additional liabilities not already recorded in the financial statements.

c)	Financial restrictions:

In order to be able to develop its investment plans, the Company has obtained financing both in the local and foreign market (note18), which establish, among other things, clauses on the maximum indebtedness that the Company can incur.  The maximum debt to equity ratio established is 1.60.

Non-compliance with this clause implies that all obligations assumed in these financing contracts are considered to have expired.

As of December 31, 2008 the Company complied with the financial restriction.

COMPAÑIA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

Notes to the consolidated financial statements, continued

29.	Contingencies and restrictions, continued:

d)	Guarantee deposits:

The detail of guarantee deposits is as follows:

	Debtor		Type of	Current guarantee deposits	Liberated guarantees
	Name	Relationship	guarantee	ThCh$	2009 ThCh$	2010 ThCh$	2011 & thereon ThCh$

Emp. De los Ferrocarriles del Estado.	Telefónica Chile S.A.	Parent company	Deposit	3,218	3,218	-	-
Subsecretaria de Telecomunicaciones	Telefónica Chile S.A.	Parent company	Deposit	1,598,563	-	34,647	1,563,916
Director Reg de Vialidad V Región	Telefónica Chile S.A.	Parent company	Deposit	4,396	4,396	-	-
Serviu Región Metropolitana	Telefónica Chile S.A.	Parent company	Deposit	75,704	70,915	4,789	-
Serviu V Región	Telefónica Chile S.A.	Parent company	Deposit	2,465	2,465	-	-
Director Regional de Vialidad de Tarapacá	Telefónica Chile S.A.	Parent company	Deposit	2,918	2,918	-	-
SCL Terminal Aéreo de Santiago	Telefónica Chile S.A.	Parent company	Deposit	32,179	-	-	32,179
Rentas e Inversiones Los Andes Ltda.	Telefónica Chile S.A.	Parent company	Deposit	4,991	4,991	-	-
Rentas e Inversiones Viña del Mar Ltda.	Telefónica Chile S.A.	Parent company	Deposit	6,064	6,064	-	-
Metro S.A.	Telefónica Chile S.A.	Parent company	Deposit	182,073	180,142	-	1,931
S.A. Inmobiliaria Land y Establecimientos	Telefónica Chile S.A.	Parent company	Deposit	4,658	-	2,294	2,364
Servio Región de Atacama	Telefónica Chile S.A.	Parent company	Deposit	1,137	1,137	-	-
Serviu Región del Bío Bío	Telefónica Chile S.A.	Parent company	Deposit	2,878	42	2,114	722
Telefónica Móviles de Chile	Telefónica Chile S.A.	Parent company	Deposit	10,726	10,726	-	-
Rentas e Inversiones Las Rejas Ltda..	Telefónica Chile S.A.	Parent company	Deposit	4,409	-	4,409	-
Félix Aparicio Hortal	Telefónica Chile S.A.	Parent company	Deposit	2,038	2,038	-	-
Distribuidora y Servicios D&S S.A.	Telefónica Chile S.A.	Parent company	Deposit	2,685	-	2,685	-
Constructora San Francisco	Telefónica Chile S.A.	Parent company	Deposit	19,046	19,046	-	-
Otras garantías	Telefónica Chile S.A.	Parent company	Deposit	3,653	2,662	191	800
Cámara de Diputados de Chile	Telefónica Larga Distancia	Filial	Deposit	17,000	17,000	-	-
Servicio Nacional de Pesca	Telefónica Larga Distancia	Filial	Deposit	405	405	-	-
Ministerio de Bienes Nacionales	Telefónica Larga Distancia	Filial	Deposit	3,540	3,540	-	-
Dirección de Compras y Contratación Pública	Telefónica Larga Distancia	Filial	Deposit	5,000	5,000	-	-
Dirección Regional de Vialidad XII Región	Telefónica Larga Distancia	Filial	Deposit	118,590	118,590	-	-
Comité de Empresas Sep	Telefónica Larga Distancia	Filial	Deposit	73	-	73	-
Consejo de Defensa del Estado	Telefónica Larga Distancia	Filial	Deposit	1,285	-	-	1,285
SCL Terminal Aéreo de Santiago S.A.	Telefónica Larga Distancia	Filial	Deposit	32,179	-	-	32,179
Dirección Nacional de Logística de Carabineros Chile	Telefónica Empresas	Filial	Deposit	409,829	-	-	409,829
Ministerio del Interior	Telefónica Empresas	Filial	Deposit	302,022	302,022	-	-
Tesorería del Ejercito	Telefónica Empresas	Filial	Deposit	112,000	112,000	-	-
Servicio de Salud Metropolitano Oriente	Telefónica Empresas	Filial	Deposit	111,992	111,992	-	-
Subsecretaria de Redes Asistenciales	Telefónica Empresas	Filial	Deposit	90,048	90,048	-	-
Dirección Nacional de Gendarmería de Chile	Telefónica Empresas	Filial	Deposit	88,577	-	88,577	-
Pontificia Universidad Católica Valparaíso	Telefónica Empresas	Filial	Deposit	80,000	80,000	-	-
Subsecretaria de Educación	Telefónica Empresas	Filial	Deposit	80,000	-	80,000	-
Servicio de Salud Metropolitano Occidental	Telefónica Empresas	Filial	Deposit	79,066	79,066	-	-
Servicio de Salud Viña del Mar Quillota	Telefónica Empresas	Filial	Deposit	68,711	68,711	-	-
Servicio de Salud Metropolitano Central	Telefónica Empresas	Filial	Deposit	68,541	68,541	-	-
Servicio de Salud Metropolitano Sur	Telefónica Empresas	Filial	Deposit	43,827	43,827	-	-
Servicio de Salud de Concepción	Telefónica Empresas	Filial	Deposit	42,637	42,637	-	-
Policía de Investigaciones deChile	Telefónica Empresas	Filial	Deposit	40,522	40,522	-	-
Policía de Investigaciones de Chile	Telefónica Empresas	Filial	Deposit	40,000	40,000	-	-
Servicio de Salud Valparaíso San Antonio	Telefónica Empresas	Filial	Deposit	39,550	39,550	-	-
Servicio de Salud del Maule	Telefónica Empresas	Filial	Deposit	36,689	36,689	-	-
Servicio de Salud de Ñuble	Telefónica Empresas	Filial	Deposit	34,442	34,442	-	-
Servicio de Salud de Bío Bío	Telefónica Empresas	Filial	Deposit	34,370	34,370	-	-
Servicio de Salud de Llanquihue Chile	Telefónica Empresas	Filial	Deposit	33,899	33,899	-	-
Otras Garantías	Telefónica Empresas	Filial	Deposit	2,133,167	1,330,181	295,477	507,509
Subsecretaría de Transporte	Telefónica Gestión Ss.Compartidos	Filial	Deposit	91	-	91	-
Subsecretaría de Transporte	Telefónica Gestión Ss.Compartidos	Filial	Deposit	91	-	91	-
Subsecretaría de Transporte	Telefónica Gestión Ss.Compartidos	Filial	Deposit	91	-	91	-
Subsecretaría de Transporte	Telefónica Gestión Ss.Compartidos	Filial	Deposit	91	-	91	-
Atento Chile S.A.	Telefónica Gestión Ss.Compartidos	Filial	Deposit	57,922	57,922	-	-
Centro Español Intermediario de Capacitación	Instituto Telefónica	Filial	Deposit	15,718	15,718	-	-
Total				6,185,766	3,117,432	515,620	2,552,714

COMPAÑIA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

Notes to the consolidated financial statements, continued

30.	Environment:

In the opinion of management and its legal counsel and since the nature of the operations of the Company does not directly or indirectly affect the environment, as of the closing date of these financial statements, the Company has not committed resources or made payments derived from non-compliance with municipal ordinances or those of other supervising organizations.

The Company reviewed its real estate lease agreements with private entities and government agencies involving locations where certain of the Company’s assets are installed, such as digital switchboards, radio stations, antennas and other equipment regarding potential obligations at the end of the term or expiry of the lease contract considering the term of the contracts and renewal conditions.  No significant obligations were identified on the basis of these contracts since:

-
The Telecommunications Law in Chile states that the Company, as a public service supplier, has a right to maintain its assets on third party property and cannot be forced to remove then without its consent.

-	On the basis of historical evidence, most of the lease agreements are renewed. For the leases that were not renewed significant withdrawal costs were incurred.

31.	Financial risk management

a)	Competence

Telefónica Chile faces strong competition in all its business areas and believes that this high level of competitiveness will be maintained.  In order to confront this situation, the Company permanently adapts its business strategies and products, seeking to satisfy the demands of its current and potential customers, innovating and developing excellence in its attention.

b)	New Tariff Decree

Approximately 19% of the Company’s income for 2008 is subject to tariff regulation.  Tariff setting for the new 5 year period, beginning in May 2009, could affect its income and level of market competitiveness.

The effect of a change in the tariff decree could affect the portion of the Company’s operating income and costs that are regulated.

c)	Technological changes

The telecommunications industry is a sector that is subject to quick and important technological progress and the introduction of new products and services.  It is not possible to assure what will be the effect of such technological changes on the market or on Telefónica Chile, or that the disbursement of significant financial resources will not be required to develop or implement new and competitive technologies, nor can the Company anticipate whether those technologies or services will be substitutive or complementary to the products and services it currently offers. Telefónica Chile is constantly evaluating the incorporation of new technologies to the business, taking into consideration both the costs and benefits.

COMPAÑIA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

Notes to the consolidated financial statements, continued

31.	Financial risk management, continued

d)	Level of Chilean economic activity

Since the Company’s operations are located in Chile, these are sensitive to and dependent on the country’s level of economic activity.  In periods of low economic growth, high unemployment rates and reduced internal demand, there has been a negative impact on the local and long distance telephone traffic, as well as on the level of customer default.

The effect on the financial cost of a possible increase in the country risk could be softened because the Company is part of a consolidated group at a worldwide level.

e)	Financial risk management objectives and polices

The Company’s main financial liabilities, in addition to derivatives, comprise bank loans and bond obligations, accounts payable and other accounts payable.  The main purpose of those financial liabilities is to obtain financing for the Company’s operations.  The Company has trade accounts receivable, cash and short-term deposits, which arise directly from its operations.  The Company also has derivative transactions.

The Company is exposed to market risk, credit risk and liquidity risk.

The Company’s Management supervises that financial risks are identified, measured and managed in accordance with defined policies.  All activities derived from risk management are carried out by specialist teams with adequate skills, experience and supervision.  It is the Company’s policy that there is no commercialization of derivatives for speculative purposes.

The policies for managing such risks, which are reviewed and ratified by the Board of Directors, are summarized below:

Market Risk

Market risk is the risk of fluctuation in the fair value of future cash flows of a financial instrument due to changes in market prices.  Market prices comprise three types of risks:  interest rate risk, exchange rate risk and other price risks, such as equity risk.  Financial instruments affected by market risk include loans, deposits, investments held for sale and derivative financial instruments.

Interest rate risk

Interest rate risk is the risk of fluctuation in the fair value of future cash flows of a financial derivative due to changes in market interest rates.  The Company’s exposure to the risk of changes in market interest rates is mainly related to the Company’s long-term debt obligations with variable interest rates.

The policy for hedging interest rates seeks long-term efficiency in financial expenses.  This considers fixing interest rates to the extent that these are low and allowing floating rates when the levels are high.

As of December 31, 2008 the Company ended with an exposure of 86% local floating interest rate exposure.

The Company manages its interest rate risk maintaining a balanced portfolio of loans and debts at variable and fixed interest rates.  The Company has interest rate swaps in which it agrees to interchange, at certain intervals, the difference between the amounts of fixed and variable interest rates, calculated in reference to a notional agreed upon capital amount.  These swaps are designated to hedge underlying debt obligations.

COMPAÑIA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

Notes to the consolidated financial statements, continued

31.	Financial risk management, continued

a)	Financial risk management objectives and polices, continued

Interest rate risk, continued

Market expectations are that these rates will tend to decrease in 2009, which could mean lower financial costs for the Company.

Foreign currency risk

Foreign currency risk is the risk that the future fair values or cash flows of a financial instrument may fluctuate due to exchange rate.  The Company’s exposure to exchange variation risks is related mainly to its operating activities (when income or expenses are denominated in a currency other than the Company’s functional currency).  The Company’s main risk lies in its obligations and these are 100% hedged.

It is the Company’s policy to negotiate the terms of hedge derivatives to match the terms of the hedged items in order to maximize the effectiveness of the hedge.

Credit risk

Credit risk is the risk that a counterpart may not fulfill its obligations under a financial instrument or customer contract, which leads to a financial loss.  The Company is exposed to credit risk from its operating activities (mainly due to accounts receivable and credit notes) and from its financial activities, including bank deposits, transactions in foreign currency and other financial instruments.

Credit risks related to customer loans is managed in accordance with the policies, procedures and controls established by the Company to manage customer credit risk.  Customer credit quality is evaluated in an ongoing manner.  Outstanding customer charges are supervised.  The maximum exposure to credit risk as of the report presentation date is the value of each class of financial asset.

Credit risk related to balances with banks, financial instruments and negotiable values is managed by the Finance Management Department in conformity with the Company’s policies.  Surplus funds are only invested with an approved counterpart and within the credit limits assigned to each entity.  Counterpart limits are reviewed annually, and can be updated during the year.  The limits are established to reduce counterpart risk concentration to a minimum.

Liquidity risk

The Company manages its commitments so that beginning cash plus the generation of cash for the next twelve months must be capable of covering its financial obligations during the same term.

The Company monitors its risk of lack of funds using a recurrent liquidity planning tool. The Company’s objective is to maintain a short-term investment profile that minimizes the need to obtain external short-term financing.

COMPAÑIA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

Notes to the consolidated financial statements, continued

31.	Financial risk management, continued

d)	Financial risk management objectives and polices, continued

Capital management

Capital includes shares and equity attributable to the parent company less unrealized net income reserves.

The Company’s main objective in respect to capital management is to ensure that it has a strong credit rating and prosperous capital ratios to support its business and maximize shareholder value.

The Company manages its capital structure and makes adjustments to it, in response to changes in economic conditions.

There were no changes in the objectives, policies or processes during the years ended as of December 31, 2008 and 2007.

32.	Disclosure regarding the fair value of financial instruments and derivative financial instruments

The fair value of financial assets and liabilities is included in the amount for which the instrument can be exchanged in an actual transaction between willing parties that is not a forced sale or liquidation.  The following methods and hypotheses are used to estimate fair value.

Cash and short-term deposits, trade accounts receivable, accounts payable and other current assets approximate their amounts largely due to the short-term expiry of these instruments.

The fixed and variable rate of long-term loans are evaluated by the Company on the basis of parameters such as interest rates, specific country risk factors, the individual solvency of customers and the risk characteristics of the project’s financing.  Based on this evaluation, subsidies are taken into account for expected loan losses.  As of December 31, 2008, the amounts of those loans, net of issuance rights, approximate their fair values.

The fair value of the mentioned notes and bonds is based on their trading price as of the balance sheet date.  The fair value of instruments that are not traded, bank loans and other financial debt, obligations in a financial lease regime and other non-current financial liabilities are estimated discounted by future cash flows using currently available rates for the debt or similar terms and remaining expiry terms.

The fair value of financial assets held for sale is derived from market prices traded on active markets, if available.  In certain cases fair value is estimated using a valuation technique.

 The Company enters into financial derivative instruments with various counterparty entities, mainly financial institutions with qualification of degree of credit investments.  The calculation of fair value for derivative financial instruments depends on the types of instruments: interest rates derived from contracts – fair value of interest rates derived from contracts (for example, swap interest rates) are estimated by discounting expected future cash flows using current market interest rates and a performance curve during the remaining term of the instrument; foreign currency agreement derivative – the fair value of foreign currency forward contracts is based on the forward exchange rates.

COMPAÑIA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

Notes to the consolidated financial statements, continued

32.	Disclosure regarding the fair value of financial instruments and derivative financial instruments, continued

The estimated fair values of the Company’s financial instruments compared to the carrying values are as follows:

	As of December 31,
	2007		2008
	Carrying	Fair	Carrying	Fair
	Amount	Value	Amount	Value
	ThCh$	ThCh$	ThCh$	ThCh$
Assets:
Cash and cash equivalents	73,084,451	73,084,451	71,555,375	71,555,375
Financial assets at fair value with changes in income	13,273,715	13,273,715	13,228,981	13,228,981
Trade and other accounts receivable, net	192,537,092	192,537,092	172,159,162	172,159,162
Other current assets	50,255,976	50,255,976	72,288,718	72,288,718
Liabilities:
Interest bearing loans	77,916,022	77,915,967	130,058,223	130,058,169
Accounts payable and accrued liabilities	59,743,299	59,743,299	62,078,539	62,078,539
Interest bearing loans (long term)	310,968,960	310,956,960	339,944,454	339,934,508
Derivatives	68,838,505	68,838,505	6,723,830	6,723,830

33.	Subsequent events

a)	Result of second takeover bid

On January 9, 2009, Inversiones Telefónica Internacional Holding Limitada, communicated the results of the Takeover Bid made on December 1, 2008 and completed on December 16, 2008, which achieved direct and indirect ownership through its controller Telefónica Internacional Chile S.A., of approximately 97.86% of the shares issued by Telefónica Chile.

b)	Closing of the ADR program

On January 29, 2009, the Company’s Board of Directors agreed to begin the process of closing the ADR Program currently in the United States of America (Code CTC), by delisting CTC from the New York Stock Exchange (NYSE), delisting CTC with the Securities and Exchange Commission (SEC) and terminating the convention signed between Telefónica Chile, Banco Central de Chile and Banco Depositario, under Chapter XXVI of the Compendium of International Exchange Standards.

The process contemplates a period of four months to obtain the corresponding authorizations.

c)	Registration of lines of local bonds

On January 29, 2009, the Board of Directors agreed to the following:

-	Issue two lines of bonds: one with a 10-year term and another with a 30-year term. Each line will be for 8 million unidades de fomento.

-	Limit the amount of the first placement with a charge to each line of bonds to a maximum of 8 million unidades de fomento, altogether.

COMPAÑIA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

Notes to the consolidated financial statements, continued

33.	Subsequent events, continued

c)	Registration of lines of local bonds, continued

Likewise, the Board of Directors empowered the General Manager, Mr. Oliver Flogel and the Finance Manager, Ms. Isabel Margarita Bravo Collao, in order for either of them, indistinctly to establish the conditions, terms and timeliness of the issuance, as well as sign the contracts and undertake all processes and acts necessary for the issuance and sale of the bonds.

On April 15, 2009 Telefónica Chile carried out a placement of Series N, 5-year bullet bonds on the Santiago Stock Exchange in the amount of UF 5 million (equivalent to Ch$ 106,000 million).  The debt titles were auctioned at a rate of UF + 3.23% annually.

Likewise, on April 22, 2009 there was a placement of Series M, 5-year Bullet Bonds in the amount of ThCh$ 20,500,000 on the same stock exchange, at a rate of 5.99% annually.

The rating for both series is “AA-” and “AA” by Fitch Ratings and ICR respectively.  Both operations were led by BBVA.

With these placements Telefónica Chile refinances the main obligations for 2009, keeping its current debt level constant.

d)	Extraordinary Shareholders’ Meeting

At Board meeting held on March 31, 2009, the Board of Directors of Compañía de Telecomunicaciones de Chile S.A. agreed to call an Extraordinary Shareholders’ Meeting for Thursday, April 23, 2009, following the Ordinary Shareholders’ Meeting, in order to inform the following matters and submit them to the decision of the shareholders:

-	Reform the first article of the bylaws, in the sense of changing the name of Compañía de Telecomunicaciones de Chile S.A. to TELEFONICA CHILE S.A., and modify its fantasy names;

-
Decrease stock capital in the approximate and estimated amount of ThCh$ 326,862,636 due to capitalization of the accumulated loss reserve account recognized in the process of adoption of IFRS.  The duly audited final amount will be informed at the Meeting;

-	Reform article five of the company bylaws in reference to capital and incorporate the applicable adjustments, corrections and modifications; and

-	Adopt the rest of the agreements necessary to implement the previously mentioned modifications and bylaws reforms.

In the period from January 1 to April 23, 2009, there have been no other significant subsequent events that affect these financial statements.